Form 20-F/A
period 2002-12-30
CHIPMOS TECHNOLOGIES BERMUDA LTD
filed 2003-07-15
CIK 1133478

The following items were the subject of a Form 12b-25 and are included herein: (i) Item 18 and (ii) certifications.

As filed with the Securities and Exchange Commission on July 15, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following tables set out our selected consolidated financial data. The selected consolidated balance sheet data as of December 31, 2002 and our consolidated statement of operations and cash flows data for the year ended December 31, 2002 are derived from our consolidated financial statements included herein and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements that have been audited by independent public accountants, Moore Stephens, Hong Kong, an independent member firm of Moore Stephens International Limited. The selected consolidated balance sheet data as of December 31, 2001 and our consolidated statement of operations and cash flows data for the years ended December 31, 2000 and 2001 are derived from our audited consolidated financial statements included herein and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements. These financial statements have been audited by our previous auditors, Deloitte & Touche (prior to June 1, 2003, known as T N Soong & Co., an associate member firm of Deloitte Touche Tohmatsu effective April 22, 2002.) T N Soong & Co. was formerly a member firm of Anderson Worldwide, S.C. The selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 and the consolidated statement of operations and cash flows data for the years ended 1998 and 1999 are derived from our consolidated financial statements not included herein. These consolidated financial statements have been prepared and presented in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP, which differ in some material respects from accounting principles generally accepted in the United States, or US GAAP. Please see Note 22 to our consolidated financial statements for a description of the principal differences between ROC GAAP and US GAAP for the periods covered by these financial statements. The financial data set out below have been presented as if (1) we have been in existence since July 28, 1997, and (2) we acquired our interest in ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan, on July 28, 1997.

	Year ended December 31,
	1998	1999	2000	2001	2002	2002
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
ROC GAAP:
Net revenues
Related parties(1)	4,251,348	4,162,381	5,311,125	3,718,979	3,665,384	105,631
Others	213,517	2,221,515	2,913,066	1,526,116	2,860,481	82,435
Total net revenues	4,464,865	6,383,896	8,224,191	5,245,095	6,525,865	188,066
Cost of sales	2,965,839	4,936,431	5,510,992	6,029,309	6,711,706	193,420
Gross profit/(loss)	1,499,026	1,447,465	2,713,199	(784,214)	(185,841)	(5,354)
Income/(loss) from operations	1,150,188	912,532	1,979,300	(1,475,799)	(860,148)	(24,789)
Net non-operating income/(expenses)	152,900	(67,680)	(106,883)	(77,230)	(397,596)	(11,457)
Income/(loss) before income tax, minority interest and interest in bonuses to directors, supervisors and employees paid by a subsidiary	1,303,088	844,852	1,872,417	(1,553,029)	(1,257,744)	(36,246)
Income tax expense/(benefit)	62,137	(102,115)	333,396	32,413	97,916	2,822
Income/(loss) before minority interest and interest in bonuses to directors, supervisors and employees paid by a subsidiary	1,240,951	946,967	1,539,021	(1,585,442)	(1,355,660)	(39,068)
Minority interest in ChipMOS Taiwan	(380,724)	(290,435)	(465,708)	450,515	385,375	11,106
Interest in bonuses to directors, supervisors and employees paid by a subsidiary	(92,883)	(70,830)	(115,918)	—	—	—
Net income/(loss)	767,344	585,702	957,395	(1,134,927)	(970,285)	(27,962)
Weighted-average number of shares outstanding	37,629	44,907	53,911	58,342	58,835	58,835
Earnings/(loss) per share	15.03	11.47	17.76	(19.45)	(16.49)	(0.48)
US GAAP:(2)
Net income/(loss)	792,300	631,157	879,815	(993,523)	(913,379)	(26,322)
Weighted-average shares outstanding	49,576	49,912	53,597	58,342	58,835	58,835
Earnings/(loss) per share	15.98	12.65	16.42	(17.03)	(15.52)	(0.44)

(1)	Related parties include Mosel Vitelic Inc., or Mosel, Siliconware Precision Industries Co. Ltd.,or Siliconware Precision, PlusMOS TECHNOLOGIES INC., or PlusMOS, Billion-Create TECHNOLOGIES Inc., or Billion Create, Ultima Electronics Corp., or Ultima, ProMOS TECHNOLOGIES INC., or ProMOS, ThaiLin Semiconductor Corp., or ThaiLin, CHANTEK ELECTRONIC CO. LTD., or Chantek, Best Home Corp. Ltd., or Best Home, DenMOS TECHNOLOGY Inc., or DenMOS, and Modern Mind Technology Limited, or Modern Mind and ChipMOS TECHNOLOGIES (Shanghai) LTD., or ChipMOS Shanghai. See Note 17 of the notes to the consolidated financial statements.
(2)	Reflects the US GAAP adjustments as described in Note 22 of the notes to the consolidated financial statements.

	Year ended December 31,
	1998	1999	2000	2001	2002	2002
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands, except operating data)
Consolidated Statement of Cash Flows Data:
Depreciation and amortization	897,104	1,470,515	2,013,091	2,815,351	2,820,619	81,283
Capital expenditure	4,350,428	2,849,081	7,022,019	991,968	2,091,342	60,269
Net cash provided by operating activities	941,759	1,498,259	4,295,393	1,620,464	1,463,733	42,179
Net cash used in investing activities	(3,986,596)	(3,264,294)	(7,548,433)	(1,409,718)	(3,135,892)	(90,370)
Net cash provided by (used in) financing activities	1,923,760	1,653,882	4,294,193	(219,775)	2,978,586	85,839
Net increase/(decrease) in cash	(1,121,077)	(112,106)	1,040,810	(9,420)	1,306,427	37,648
Segment Data:
Net revenues:
Testing	2,564,307	2,925,223	4,773,124	2,242,677	2,331,057	67,177
Assembly	1,900,558	1,974,731	2,257,038	1,610,879	1,415,196	40,784
LCD	—	—	89,913	131,505	991,774	28,581
Turnkey	—	1,483,942	1,104,116	1,260,034	1,787,838	51,523
Gross profit/(loss):
Testing	1,289,508	1,162,352	2,119,769	(722,592)	(353,597)	(10,190)
Assembly	209,518	255,094	594,564	197,484	20,905	602
LCD	—	—	(10,541)	(272,483)	125,998	3,631
Turnkey	—	30,019	9,407	13,377	20,853	601
Operating Data:
Testing gross profit/(loss) margin	50%	40%	44%	(32%)	(15%)	(15%)
Assembly gross profit/(loss) margin	11%	13%	26%	12%	1%	1%
LCD margin	—	—	(12%)	(207%)	13%	13%
Turnkey gross margin	—	2%	1%	1%	1%	1%
Overall gross profit/(loss) margin	34%	23%	33%	(15%)	(3%)	(3%)
Operating margin	26%	14%	24%	(28%)	(12%)	(12%)
ROC GAAP net margin	17%	9%	12%	(22%)	(20%)	(20%)
US GAAP net margin(1)	18%	10%	11%	(19%)	(14%)	(14%)

(1)	Reflects the US GAAP adjustments as described in Note 22 of the notes to the consolidated financial statements.

	As of December 31,
	1998	1999	2000	2001	2002	2002
	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Consolidated Balance Sheet Data:
ROC GAAP:
Current assets	2,355,898	3,424,379	5,753,869	4,119,647	5,668,754	163,364
Net properties	6,414,301	7,942,980	12,428,838	10,799,607	10,043,629	289,442
Total assets	9,682,077	12,301,176	18,962,966	16,101,282	17,953,711	517,397
Current liabilities	3,042,614	2,450,745	3,209,864	3,020,943	4,083,385	117,677
Long-term debt	—	2,314,750	3,125,500	1,969,411	4,011,453	115,603
Total liabilities	3,047,133	4,775,158	6,515,766	5,165,380	8,353,254	240,728
Minority interest in ChipMOS Taiwan	2,060,141	2,323,208	3,738,375	3,336,721	2,887,109	83,202
Capital Stock	12,286	14,662	19,048	19,048	19,233	554
Shareholders’ equity	4,574,803	5,202,810	8,708,825	7,599,181	6,713,348	193,467
US GAAP(1):
Total assets	9,064,731	11,901,331	18,554,219	16,123,467	17,903,215	519,335
Long-term debt	—	2,314,750	3,125,500	1,969,411	4,011,593	115,608
Shareholders’ equity	4,146,489	4,925,236	8,477,542	7,641,024	6,760,185	194,817

(1)	Reflects the US GAAP adjustments as described in Note 22 of the notes to the consolidated financial statements.

Exchange Rates

References to “‘US$” and “U.S. dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to U.S. dollars and from U.S. dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2002, which was NT$34.70 to US$1.00. We make no representation that the NT dollar or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or NT dollars, as the case may be, at any particular rate or at all. On June 30, 2003, the noon buying rate was NT$34.61  to US$1.00.

The following table sets out, for the years and the months indicated, information concerning the number of NT dollars for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT dollars per U.S. dollar Noon buying rate
	Average		High		Low		Period-End
1998	NT$	33.55	NT$	35.00	NT$	32.05	NT$	32.27
1999		32.32		33.40		31.39		31.39
2000		31.60		33.25		30.50		33.17
2001		33.82		35.13		32.23		35.08
2002		34.53		35.16		32.85		34.70
December 2002		34.80		34.89		34.70		34.70
January 2003		34.57		34.76		34.40		34.61
February 2003		34.73		34.82		34.61		34.78
March 2003		34.72		34.80		34.58		34.75
April 2003		34.82		34.98		34.79		34.85
May 2003		34.70		34.85		34.60		34.71
June 2003		34.63		34.70		34.52		34.61

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

In determining whether any impairment charges were necessary as of December 31, 2002, we have assumed that the semiconductor industry will continue its growth in 2003. The Semiconductor Industry Association projects that the semiconductor industry will grow by approximately 1.7% in 2003, followed by strong double-digit growth in the subsequent two years. Based upon our assumption of growth in the semiconductor industry and our other assumptions in our internal budget, for the purpose of determining whether any impairment changes are necessary as of December 31, 2002, we estimate that our future cash flows, on an undiscounted basis, are greater than our NT$10,044 million in long-lived assets. Any increases in estimated future cash flows would have no impact on the reported value of the long-lived assets. In contrast, if our current estimate of future cash flows from those assets had been 36% lower, those cash flows would have been less than the reported amount of long-lived assets. In that case, we would have been required to recognize an impairment loss that would have significantly increased our net loss before taxes for the year ended December 31, 2002.

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

Net cash used in investing activities totaled NT$7,548 million in 2000, NT$1,410 million in 2001 and NT$3,134 million (US$90 million) in 2002. Net cash used for investing activities primarily reflected expenditure in acquiring properties and equipment, which was NT$6,567 million in 2000, NT$1,672 million in 2001 and NT$2,308 million (US$67 million) in 2002. Expenditure in acquiring long-term investments was NT$357 million in 2000, NT$11 million in 2001 and NT$1,271 million (US$37 million) in 2002. Our net cash used for investment activities in 2001 reflected a decrease of NT$1,078 million in short-term investments from NT$2,048 million as of December 31, 2000 to NT$970 million as of December 31, 2001. We incurred capital expenditures of NT$6,567 million in 2000 for the purchase of testing equipment for mixed-signal semiconductors and tape carrier packages, NT$1,672 million in 2001 for the purchase of testing equipment for LCD driver semiconductors and tape carrier packages and NT$1,964 million in 2002 for the purchase of testing and wafer sorting equipment for LCD driver semiconductors.

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

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in certain material respects from US GAAP. The following table sets forth a comparison of our net income, total assets and shareholders’ equity in accordance with ROC GAAP and US GAAP for the periods indicated:

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

Note 22 to our consolidated financial statements describes the principal differences between ROC GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of certain items, including net income and shareholders’ equity. Differences between ROC GAAP and US GAAP which have a material effect on our net income as reported under ROC GAAP, relate to compensation expenses, amortization of technology transfer in payment of capital stock, interest capitalization, and the minority interest in ChipMOS Taiwan.

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

Shih-Jye Cheng has served as our director, deputy chairman and chief executive officer since our inception, director of ChipMOS Taiwan since1997 and chairman of ChipMOS Taiwan since June 2003, and chairman of ChipMOS (Shanghai) since 2002. He has also been Chairman of ThaiLin Semiconductor Corp. and CHANTEK ELECTRONIC CO., LTD. since 2002 and Advanced Micro Chip Technology Co., Ltd. since 2003 and a director of Ultima Electronics Corp. since 2000. He was a division head of the back-end operation of Mosel Vitelic Inc. from 1992 to 1997. He became PlusMOS Technologies Inc.’s chairman in March 2000. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University.

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

	Nasdaq(1)Price per share(US$)
	Average	High	Low
2001 (from June 19th through December 31st)	2.31	5.06	1.40
2002	3.23	5.25	1.48
First Quarter	3.34	5.25	1.65
Second Quarter	4.02	5.06	2.55
Third Quarter	3.52	4.56	1.61
Fourth Quarter	2.03	2.88	1.48
December	1.86	2.56	1.48
2003 (January 2nd through June 30th)	1.50	2.36	0.85
First Quarter	1.80	2.36	1.31
January	2.11	2.36	1.94
February	1.74	1.99	1.61
March	1.52	1.68	1.31
Second Quarter	1.22	1.60	0.85
April	1.45	1.55	1.15
May	1.02	1.14	0.85
June	1.13	1.25	1.00

(1)	Trading in our common shares commenced on June 19, 2001 on the Nasdaq National Market.

Item 10.	Additional Information

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

Foreign Currency Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the Japanese yen and the U.S. dollar. As of December 31, 2002, 22% of our accounts receivable are denominated in U.S. dollars and Japanese yen, and 45% of our accounts payable and payables for properties are denominated in Japanese yen and U.S. dollars. To minimize foreign currency exchange risk, we utilize forward exchange contracts and foreign currency options to hedge our exchange rate risk on foreign currency assets or liabilities positions. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average appreciation of the NT dollar against all other relevant foreign currencies of 5% would increase our annual exchange losses by NT$42 million based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2002. Please see note 19 of our consolidated financial statements for information on the net assets and liabilities hedged by these derivative transactions.

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

Item  16A.    Audit Committee Financial Expert

Not applicable.

Item  16B.    Code of Ethics

Not applicable.

Item  16C.    Principal Accounting Fees and Services

Not applicable.

PART III

Item 17.	Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

I NDEX TO FINANCIAL STATEMENTS

Item 19.	Exhibits

Exhibits	Description

1.1	Memorandum of Association of ChipMOS TECHNOLOGIES (Bermuda) LTD.(1)

1.2	Bye-laws of ChipMOS TECHNOLOGIES (Bermuda) LTD.(2)

2.1	Certificate of Incorporation of ChipMOS TECHNOLOGIES (Bermuda) LTD., dated August 15, 2000.(1)

4.1	Joint Venture Agreement, dated July 14, 1997, between Mosel Vitelic Inc. and Siliconware Precision Industries Co., Ltd. (1)

4.2	Asset Sales Agreement, dated June 14, 1999, between Microchip Technology Taiwan and ChipMOS TECHNOLOGIES INC.(1)

4.3	Tessera Compliant Chip License Agreement, dated April 20, 1999, between Tessera Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.4	License Agreement, dated April 1, 1999, between Fujitsu Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.5	Sales Agreement, dated February 10, 2000, between Sharp Corp. and ChipMOS TECHNOLOGIES INC.(1)

4.6	Raw Materials Processing Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC. (1)

4.7	Raw Materials Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC. (1)

4.8	Integrated Circuit Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC. (1)

4.9	Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.10	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.11	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.12	Land Lease Agreement, dated September 1, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.13	Purchase Agreement, dated July 31, 1997, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc.(1)

4.14	Lease Agreement for Public Land in Custody of Kaohsiung Branch, Export Processing Zone Administration, Ministry of Economic Affairs, dated June 10, 2002, between Kaohsiung Branch, ChipMOS TECHNOLOGIES INC. and Kaohsiung Branch, Export Processing Zone Administration, Ministry of Economic Affairs.(1)

4.15	Form of Share Exchange Covenant Letter from the Company to the Shareholders.(1)

4.16	Amendment to the Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC, dated September 1, 2001.(3)

4.17	Purchase Agreement between ChipMOS TECHNOLOGIES INC. and DenMOS Technology Inc.(3)

4.18	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Ron How Investment Corp. (English Translation)(4)

4.19	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Yuan Shan Investment Corp. (English Translation)(4)

Exhibits	Description

4.20	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc. (English Translation)(4)

4.21	Laser Stamping Machine Lease Agreement, dated November 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.22	Automatic Stamping Machine Lease Agreement, dated December 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.23	Raw Materials Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.24	Integrated Circuit Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.25	Technology Transfer Agreement, dated December 24, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.26	Tester Equipment Lease Agreement, dated November 14, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.27	Tester Equipment Lease Agreement, dated December 3, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.28	Joint Engagement Letter, undated, by and among Ultima Electronics Corp., ChipMOS TECHNOLOGIES INC. and Sun-Fund Securities Ltd. (English Translation)(4)

4.29	Lease Agreement, dated June 1, 2002, between ChipMOS TECHNOLOGIES INC. and SyncMOS Technologies, Inc. (English Translation)(4)

4.30	Technology Transfer Agreement, dated August 1, 2002, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES (Shanghai) LTD.(4)

4.31	Promissory Note from Modern Mind Technology Limited to Jesper Limited, dated November 4, 2002.(4)

4.32	Deed of Variation, dated December 2, 2002, between Modern Mind Technology Limited to Jesper Limited.(4)

4.33	Deed of Assignment, dated December 27, 2002, between Jesper Limited and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.34	Deed of Assignment, dated June 25, 2003, between Jesper Limited and ChipMOS TECHNOLOGIES INC.(4)

4.35	Agreement, dated May 3, 2003, between Jesper Limited and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.36	Cooperation Agreement, dated March 27, 2002 between Shanghai Qingpu Industrial Park Development (Group) Company and Modern Mind Technology Limited. (English Translation)(4)

8.1	List of subsidiaries of ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

23.1	Consent of Moore Stephens, Hong Kong.

23.2	Consent of Deloitte & Touche.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-13218 ), filed on February 28, 2001.
(2)	Incorporated by reference to our report on Form 6-K, dated February 19, 2002.
(3)	Incorporated by reference to our Annual Report on Form 20-F (file No. 0-31106), filed on June 17, 2002.
(4)	Incorporated by reference to our Annual Report on Form 20-F (file No. 0-31106), filed on June 30, 2003.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei, Taiwan, Republic of China, on July 15, 2003.

CHIPMOS TECHNOLOGIES (BERMUDA) LTD.

By:	/s/ Hung-Chiu Hu
Name:	Hung-Chiu Hu
Title:	Chairman

CERTIFICATIONS

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

/s/ Shih-Jye Cheng
Name:	Shih-Jye Cheng
Title:	Chief Executive Officer

Date: July 15, 2003

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

/s/ Shou-Kang Chen
Name:	Shou-Kang Chen
Title:	Chief Financial Officer

Date: July 15, 2003

ChipMOS TECHNOLOGIES (Bermuda) LTD. and Subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2000, 2001 and 2002

Together with Independent Auditors’ Report

Independent Auditors’ Report

The Board of Directors and Shareholders

ChipMOS TECHNOLOGIES (Bermuda) LTD.

We have audited the accompanying consolidated balance sheet of ChipMOS TECHNOLOGIES (Bermuda) LTD. (see Note 1) and subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year ended December 31, 2002, all expressed in New Taiwan dollars. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Republic of China and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ChipMOS TECHNOLOGIES (Bermuda) LTD. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income (loss) for the year ended December 31, 2002, and the determination of shareholders’ equity and financial position at December 31, 2002, to the extent summarized in note 22.

/s/    MOORE STEPHENS

Moore Stephens

Certified Public Accountants

Hong Kong

15 July 2003

Independent Auditors’ Report

The Board of Directors and Shareholders

ChipMOS TECHNOLOGIES (Bermuda) LTD.

We have audited the accompanying consolidated balance sheet of ChipMOS TECHNOLOGIES (Bermuda) LTD. (see Note 1) and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2001, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ChipMOS TECHNOLOGIES (Bermuda) LTD. and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income (loss) for each of the two years in the period ended December 31, 2001, and the determination of shareholders’ equity and financial position at December 31, 2001, to the extent summarized in Note 22.

/s/    T N Soong & Co.

T N Soong & Co.

Associate Member Firm of Deloitte Touche Tohmatsu effective April 22, 2002

Former Member Firm of Andersen Worldwide, S.C.

Taipei, Taiwan

Republic of China

April 24, 2002

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2002 (Notes 1 and 15)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31,
	2001	2002
	NT$	NT$	US$
			(Note 3)
ASSETS
CURRENT ASSETS
Cash	1,181,105	980,009	28,242
Vanuatu Bank Account (Note 2)	—	1,507,523	43,444
Restricted cash and cash equivalents (Note 18)	234,001	76,868	2,215
Short-term investments—net (Notes 2 and 4)	969,945	874,932	25,214
Notes receivable
Related parties (Note 17)	1,158	—	—
Third parties	29,542	30,474	877
Accounts receivable—net of allowance for doubtful receivables and sales return allowances of NT$17,490 in 2001 and NT$32,346 in 2002 (Notes 2 and 5)
Related parties (Note 17)	1,200,123	1,104,475	31,829
Third parties	250,709	562,480	16,210
Other receivables—net of allowance for doubtful receivables and sales return allowances of NT$12,510 in 2001 and NT$12,510 in 2002 (Notes 2 and 5)
Related parties (Note 17)	11,600	11,547	334
Third parties	10,581	92,277	2,659
Inventories—net (Notes 2 and 6)	172,254	166,493	4,798
Deferred income tax—net (Notes 2 and 16)	40,748	38,467	1,109
Prepaid expenses and other current assets	17,881	223,209	6,433

Total Current Assets	4,119,647	5,668,754	163,364

LONG-TERM INVESTMENTS (Notes 2 and 7)	271,375	1,441,866	41,552

PROPERTY, PLANT AND EQUIPMENT—NET (Notes 2, 8, 12 and 13)
Cost
Buildings and auxiliary equipment	2,533,231	2,655,633	76,531
Machinery and equipment	13,396,683	14,000,833	403,482
Furniture and fixtures	213,429	493,775	14,230
Transportation equipment	10,342	17,270	498
Tools	783,852	833,075	24,008
Leasehold improvements	14,319	8,811	254

Total cost	16,951,856	18,009,397	519,003
Accumulated depreciation	(6,529,508)	(8,915,451)	(256,929)
Construction in progress and advance payments	377,259	949,683	27,368

Net Property, Plant and Equipment	10,799,607	10,043,629	289,442

INTANGIBLE ASSETS—NET (Notes 2 and 9)	155,292	51,876	1,495

OTHER ASSETS
Restricted cash and cash equivalents (Note 18)	601,624	601,744	17,341
Employee dormitory building—net of accumulated depreciation of NT$23,271 in 2001 and NT$32,367 in 2002 (Note 2)	138,765	129,978	3,746
Refundable deposits	14,972	14,953	431
Goodwill	—	911	26

Total Other Assets	755,361	747,586	21,544

TOTAL ASSETS (Forward)	16,101,282	17,953,711	517,397

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2000, 2001 and 2002 (Notes 1 and 15)

(In Thousands of New Taiwan and U.S. Dollars, Except Number of Shares)

	CAPITAL STOCK ISSUED		CAPITAL SURPLUS	Option Warrants	Deferred Compensation	RETAINED EARNINGS (ACCUMULATED DEFICITS)	UNREALISED LOSS ON LONG-TERM INVESTMENTS (Note 2)	CUMULATIVE TRANSLATION ADJUSTMENTS (Note 2)	TREASURY STOCK	TOTAL SHAREHOLDERS’ EQUITY
	Shares (Thousand)	Amount
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2000	44,907	14,662	4,480,008	—	—	708,107	—	33	—	5,202,810
Appropriation of 1999 earnings:
Stock dividends—11.6%	5,300	1,730	528,257	—	—	(529,987)	—	—	—	—
Bonus to employees settled by issuance of shares	849	277	84,647	—	—	—	—	—	—	84,924
Issuance of capital	7,286	2,379	2,547,574	—	—	—	—	—	—	2,549,953
Net income for 2000	—	—	—	—	—	957,395	—	—	—	957,395
Gain on disposal of property, plant and equipment	—	—	2,149	—	—	(2,149)	—	—	—	—
Unrealised loss on long-term investments	—	—	—	—	—	—	(38,906)	—	—	(38,906)
Adjustment arising from changes in ownership percentage in subsidiaries	—	—	(47,112)	—	—	—	—	—	—	(47,112)
Translation adjustments	—	—	—	—	—	—	—	(239)	—	(239)

BALANCE, DECEMBER 31, 2000	58,342	19,048	7,595,523	—	—	1,133,366	(38,906)	(206)	—	8,708,825

Net loss for 2001	—	—	—	—	—	(1,134,927)	—	—	—	(1,134,927)
Reversal of unrealized losses on long-term investments	—	—	—	—	—	—	38,906	—	—	38,906
Adjustment arising from changes in ownership percentage in subsidiaries	—	—	(13,351)	—	—	—	—	—	—	(13,351)
Translation adjustments	—	—	—	—	—	—	—	(272)	—	(272)

BALANCE, DECEMBER 31, 2001	58,342	19,048	7,582,172	—	—	(1,561)	—	(478)	—	7,599,181

Issuance of stock	531	185	63,052	—	—	—	—	—	—	63,237
Issuance of option warrants	—	—	—	64,401	(39,245)	—	—	—	—	25,156
Net loss for 2002	—	—	—	—	—	(970,285)	—	—	—	(970,285)
Adjustment of equity method for long-term investment	—	—	744	—	—	(5,071)	—	—	420	(3,907)
Translation adjustments	—	—	—	—	—	—	—	(34)	—	(34)

BALANCE, DECEMBER 31, 2002	58,873	19,233	7,645,968	64,401	(39,245)	(976,917)	—	(512)	420	6,713,348

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2000, 2001 and 2002 (Notes 1 and 15)

(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31,
	2000	2001	2002
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	957,395	(1,134,927)	(970,285)	(27,962)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	1,825,274	2,625,559	2,690,657	77,538
Amortisation	187,817	189,792	129,962	3,745
Deferred compensation	—	—	25,154	725
Loss (gain) on disposal of property, plant and equipment—net	(1,180)	839	(36,391)	(1,049)
Investment loss recognized by equity method	171,689	75,035	95,001	2,738
Accrued pension cost	7,910	2,550	6,988	201
Deferred income tax net	270,608	(5,240)	78,682	2,267
Minority interest in ChipMOS TECHNOLOGIES INC.	465,708	(450,515)	(449,612)	(12,957)
Changes in operating assets and liabilities
Notes receivable	213,576	(11,645)	226	7
Accounts receivable	(40,125)	518,344	(216,123)	(6,228)
Other receivables	3,279	15,039	(81,643)	(2,353)
Inventories	(111,221)	152,944	5,761	166
Prepaid expenses and other current assets	(30,088)	69,715	(205,562)	(5,924)
Accounts payable	(26,735)	(108,139)	25,267	728
Other payables	67,280	(47,342)	(105,217)	(3,032)
Income tax payable	55,219	(25,831)	(35,731)	(1,030)
Accrued expenses and other current liabilities	278,987	(245,714)	432,193	12,455
Deferred income	—	—	74,406	2,144

Net Cash Provided by Operating Activities	4,295,393	1,620,464	1,463,733	42,179

CASH FLOWS FROM INVESTING ACTIVITIES
(Increase)/decrease in restricted cash and cash equivalents	(28,997)	(801,587)	157,013	4,525
(Increase)/decrease in short-term investments	(1,260,198)	1,078,262	95,004	2,738
Proceeds from sales of:
Long-term investments	100	—	—	—
Property, plant and equipment	719,626	2,981	218,757	6,304
Acquisitions of:
Long-term investments	(357,408)	(10,698)	(1,271,038)	(36,629)
Property, plant and equipment	(6,567,185)	(1,671,604)	(2,308,021)	(66,514)
Intangible assets	(36,400)	(23,712)	(26,469)	(762)
Employee dormitory building	(2,361)	(14,870)	(310)	(9)
Goodwill	—	—	(918)	(26)
(Increase)/decrease in refundable deposits	(15,610)	31,510	90	3

Net Cash Used in Investing Activities	(7,548,433)	(1,409,718)	(3,135,892)	(90,370)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on:
Bank loans	(768,440)	—	—	—
Long-term loans	(1,006,250)	(1,052,339)	—	—
Proceeds from:
Bank loans	—	833,144	965,869	27,835
Commercial paper payable	—	—	159,427	4,594
Long-term loans	1,374,000	—	1,214,184	34,991
Bonds payable	1,200,000	—	—	—
Issuance of capital stock	2,549,953	—	63,237	1,822
Increase (decrease) in guarantee deposits	105	(580)	19	1
Loan from Jesper Ltd.	—	—	575,850	16,596
Bonus to directors, supervisors and employees	(5,222)	—	—	—
Proceeds from issuance of capital stock	950,047	—	—	—

Net Cash Provided by (Used in) Financing Activities	4,294,193	(219,775)	2,978,586	85,839

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(343)	(391)	—	—

Net Increase (Decrease) in Cash	1,040,810	(9,420)	1,306,427	37,648

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2000, 2001 and 2002 (Notes 1 and 15)

(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31,
	2000	2001	2002
	NT$	NT$	NT$	US$
				(Note 3)
Net Increase (Decrease) in Cash Brought Forward	1,040,810	(9,420)	1,306,427	37,648
Cash, beginning of the year	149,715	1,190,525	1,181,105	34,038

Cash, end of the year	1,190,525	1,181,105	2,487,532	71,686

SUPPLEMENTAL INFORMATION
Income tax paid	7,782	63,484	56,766	1,636

Interest paid (excluding the amounts of NT$82,548 capitalized in 2000)	261,388	367,495	243,652	7,022

NON CASH FINANCING ACTIVITIES
Current portion of long-term loans	1,076,250	1,180,000	352,160	10,149

PARTIAL CASH PAID FOR INVESTING ACTIVITIES
Cash paid for acquisition of property, plant and equipment
Total acquisitions	7,022,019	991,968	2,091,342	60,269
Decrease (increase) in payables to contractors and equipment suppliers	(454,834)	679,636	216,679	6,245

	6,567,185	1,671,604	2,308,021	66,514

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS

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

ChipMOS Taiwan owns 100% of the outstanding shares of both ChipMOS Japan Inc. (ChipMOS Japan) and ChipMOS USA Inc. (ChipMOS USA) and 25% of the outstanding shares of PlusMOS TECHNOLOGIES Inc. (PlusMOS) and 34% of Chantek Electronic Co. Ltd. (Chantek) and 42% of ThaiLin Semiconductor Corp (ThaiLin). ChipMOS Bermuda also controls both Modern Minds Technology Limited (Modern Mind) and its 100% subsidiary ChipMOS TECHNOLOGIES (Shanghai) Limited (ChipMOS Shanghai) with the primary beneficial interest being in substance with ChipMOS Bermuda. Due to this reason Modern Mind Technology and ChipMOS Shanghai have been consolidated into these financial statements. The Company’s structure is diagrammed below:

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

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable. At December 31, 2002, 76% of cash is deposited with NM Bank which is registered in Vanuatu which is considered to be a high risk bank. Of the US$42,895,429 balance with NM Bank at the year end US$14,160,071 is still outstanding at May 31, 2003. This amount has been transferred to Jesper Limited to acquire convertible debt in Modern Mind on June 25, 2003.

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

Stock based compensation

Employee stock-based compensation has been accounted for under the intrinsic value based method as prescribed by Accounting Principles Board APB Opinion No. 25. The disclosure provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” has been applied to employee stock-based compensation (Note 15).

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

4.	SHORT-TERM INVESTMENTS

	December 31,
	2001	2002
	NT$	NT$	US$
	(in thousands)
Stock	—	242,416	6,986
Open-ended funds	697,693	801,120	23,087
Corporate bonds	272,252	—	—
Allowance for impairment of short-term investments	—	(168,604)	(4,859)

	969,945	874,932	25,214

Fair value	969,945	874,932	25,214

The fair value of open-ended funds and stocks are based on the market price at year-end and the average market price of the last month before balance sheet date respectively. Corporate bonds are Samurai bonds that were issued in Japan by MVI with a par value of JPY1,480,000 thousand (NT$272,252) thousand). Those bonds were due on June 12, 2002 and bore interest at 2.8%. However, the Company sold the bonds on February 27, 2002 and an associated gain of JPY103,000 thousand was realized.

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

9.	INTANGIBLE ASSETS—NET

	December 31,
	2001	2002
	NT$	NT$	US$
	(in thousands)
Cost
Technology know-how	750,000	750,000	21,614
Technology license fee (Note 19b)	15,888	15,888	458
Software	92,817	98,921	2,851
Bond issuance costs and others	27,545	46,550	1,341
Trade marks	—	1,430	41

	886,250	912,789	26,305

Accumulated amortization
Technology know-how	(635,833)	(731,666)	(21,085)
Technology license fee (Note 19b)	(7,944)	(11,349)	(327)
Software	(68,492)	(83,582)	(2,409)
Bond issuance costs and others	(18,689)	(34,316)	(989)
Trade marks	—	—	—

	(730,958)	(860,913)	(24,810)

Carrying value
Technology know-how	114,167	18,334	529
Technology license fee	7,944	4,539	131
Software	24,325	15,339	442
Bond issuance costs and others	8,856	12,234	352
Trade marks	—	1,430	41

	155,292	51,876	1,495

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

11.	SHORT-TERM NOTES PAYABLE

	December 31,
	2001	2002
	NT$	NT$	US$
	(in thousands)
Promissory loan note	—	575,850	16,595
Commercial paper	—	160,000	4,611
Discount on par value	—	(573)	(16)

	—	735,277	21,190

The commercial paper’s actual interest rate is 1.8%-2.22% in 2002, and the expiry date would be within 180 days from the issue date.

The promissory loan note is from Jesper Limited with an interest rate of 0.5% per annum and maturity date of 6 May 2003. This debt has been extended to November 3, 2003, assigned to MVI, ChipMOS Bermuda’s ultimate holding company on 29 May 2003 and then assigned to ChipMos Taiwan on 25 June, 2003.

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

The Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, for stock options issued to employees in accounting for its stock option plans. The stock options issued during 2002 had a market price of US$4.75 at the date of grant. Therefore NT$64,401,628 (US$1,855,955) of compensation expense has been recognized with NT$25,156,879 (US$724,982) being accounted for through the profit and loss account for fiscal year 2002. The Company issued 2,874,600 stock options to employees of the Company during the year ended December 31, 2002, 25% are exercisable on or after April 3, 2003, 25% cannot be exercisable until April 3, 2004, 25% cannot be exercisable until April 3, 2005, and 25% cannot be exercised until April 3, 2006. 273,500 were forfeited during the year leaving 2,601,100 stock options outstanding at December 31, 2002.

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

ChipMOS Taiwan, under Science-Based Industrial Park Regulations, is entitled to an exemption from ROC income taxes for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increases. Such tax exemption will expire on December 31, 2005.

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

e.	According to ROC tax law, ChipMOS Taiwan’s unappropriated earnings generated in 1998 and thereafter are subject to a tax of 10% in the year when the shareholders resolve that such earnings shall be retained. The accumulated deficit of ChipMOS Taiwan as of December 31, 2001 and 2002 consist of:

	December 31,
	2001	2002
	NT$	NT$	US$
	(in thousands)
Before FY1998	1,448	—	—
FY1998 and thereafter	(375,648)	(1,648,057)	(47,494)

	(374,200)	(1,648,057)	(47,494)

The income tax returns of ChipMOS Taiwan through 1998 have been examined by the tax authorities, and no adjustment on taxable income was made.

17.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	MVI: An indirect major shareholder.
b.	SPIL: A major shareholder of ChipMOS Taiwan.
c.	PlusMOS: A 25% owned investee of ChipMOS Taiwan.
d.	Billion-Create Technology Co. (Billion-Create): A subsidiary of PlusMOS that was liquidated in November 2001.
e.	Ultima: An 8% owned investee of ChipMOS Taiwan; the chief executive officer of the Company is a member of board director of Ultima.
f.	ProMOS Technologies Inc. (ProMOS): An investee of MVI.
g.	ThaiLin : A 42% owned investee of ChipMOS Taiwan.
h.	Chantek : A 34% owned investee of ChipMOS Taiwan.
i.	DenMOS : A investee of MVI
j.	Best Home : A 20% investee of ChipMOS Taiwan.
k.	Jesper Ltd. : The legal owner of the stock in Modern Mind Technology.

The significant transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	Year Ended December 31,
	2000	2001	2002
	NT$	NT$	NT$	US$
	(in thousands)
During the year

Revenues
MVI	4,054,724	2,495,046	2,285,348	65,860
Ultima	893,835	1,163,383	1,218,265	35,109
PlusMOS	71,869	55,548	9,010	260
ProMOS	—	5,002	—	—
Billion-Create	278,917	—	—	—
SPIL	11,780	—	—	—
DenMOS	—	—	152,761	4,402

	5,311,125	3,718,979	3,665,384	105,631

Rental revenue
MVI	15,550	29,717	8,800	254
DenMOS	—	—	693	20
ThaiLin	—	—	2,212	64

	15,550	29,717	11,705	338

Purchases of materials
MVI	192,708	—	—	—
SPIL	348	—	—	—

	193,056	—	—	—

Manufacturing expenses:
Subcontract expenses
SPIL	130,184	3,886	—	—
Chantek	—	2,950	2,719	78

	130,184	6,836	2,719	78

Operating expenses:
Administrative expenses—MVI	5,363	4,550	4,550	131

Consulting fees—MVI	1,212	—	—	—

Rental expense—MVI	2,140	2,490	2,811	81

R&D Materials
PlusMOS	—	29,888	—	—
MVI	—	86	—	—
SPIL	4	—	—	—

	4	29,974	—	—

Other expenses
PlusMOS	1,060	—	—	—
MVI	742	—	—	—
Billion-Create	268	—	—	—

	2,070	—	—	—

	December 31,
	2001	2002
	NT$	NT$	US$
	(in thousands)
At the end of year

Notes receivable—Ultima	1,158	—	—

Accounts receivable
MVI	824,393	759,484	21,888
Ultima	373,992	331,940	9,566
PlusMOS	1,738	4,943	142
DenMOS	—	23,057	664
Less: allowances for doubtful receivables	—	(14,949)	(431)

	1,200,123	1,104,475	31,829

Other receivables
MVI	11,600	4,347	126
Ultima	—	268	8
ThaiLin	—	6,301	182
Chantek	—	356	10
DenMOS	—	275	8

	11,600	11,547	334

Prepaid expenses—Best Home	—	216,000	6,225

Other payables
MVI	782	1,158	34
PlusMOS	166	186	5

	948	1,344	39

Promissory loan note—Jesper Limited	—	575,850	16,595

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

ChipMOS Bermuda also has an option to purchase an additional US$16,501 thousand of convertible debt with Modern Mind from Jesper Limited, although the option expired on April 26, 2003.

ChipMOS Bermuda owned 100% of the share capital in Modern Mind Technology from the December 12, 2002 to
December 31, 2002 at which date it was transferred to Jesper Ltd. The shares were transferred at their nominal value at both acquisition and disposal.

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

The Company engages mainly in research and development, manufacturing, assembly, testing and turnkey of integrated circuits. In accordance with Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosure About Segments of an Enterprise and Related Information”, the Company chief operating decision maker has been identified as the Chief Executive Officer, who reviews these segment results by Testing, Assembly, Testing and assembly for LCD Drive Semiconductor and Turnkey when making decisions about allocating resources and assessing performance of the Company. Due to the increasing importance of our LCD driver semiconductor services and the fact that those services include a combination of testing and assembly, commencing from 2002, we view LCD driver semiconductor services as a separate, distinct segment of our business. Financial segment information required by SFAS No. 131 is as follows:

a.	The Company provides semiconductor testing, assembly, turnkey services and LCD driver semiconductors services.

	2000
	Testing	Assembly	Turnkey	LCD	Segment Totals	Corporate & Other assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Revenue from customers	4,773,124	2,257,039	1,104,116	89,912	8,224,191		8,224,191
Cost of revenues	2,653,355	1,662,474	1,094,709	100,454	5,510,992	—	5,510,992

Segment gross profit	2,119,769	594,565	9,407	(10,542)	2,713,199	—	2,713,199

Depreciation and amortization	1,587,010	377,004	—	27,001	1,991,015	22,076	2,013,091

Segment assets	8,695,398	2,838,938	—	1,158,669	12,693,005	6,269,961	18,962,966

Expenditure for segment assets	4,839,623	996,725	—	1,185,671	7,022,019	—	7,022,019

	2001
	Testing	Assembly	Turnkey	LCD	Segment Totals	Corporate & Other assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Revenue from customers	2,242,676	1,610,880	1,260,034	131,505	5,245,095	—	5,245,095
Cost of revenues	2,965,268	1,413,396	1,246,657	403,988	6,029,309	—	6,029,309

Segment gross profit	(722,592)	197,484	13,377	(272,483)	(784,214)	—	(784,214)

Depreciation and amortization	2,094,143	506,901	—	191,359	2,792,403	22,948	2,815,351

Segment assets	7,262,355	2,380,771	—	1,290,762	10,933,888	5,167,394	16,101,282

Expenditure for segment assets	650,340	18,177	—	323,451	991,968	—	991,968

	2002
	Testing	Assembly	Turnkey	LCD	Segment Totals	Corporate & Other assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Revenue from customers	2,331,057	1,415,196	1,787,838	991,774	6,525,865	—	6,525,865	188,066
Cost of revenues	2,684,654	1,394,291	1,766,985	865,776	6,711,706	—	6,711,706	193,420

Segment gross profit (loss)	(353,597)	20,905	20,853	125,998	(185,841)	—	(185,841)	(5,354)

Depreciation and amortization	2,055,221	443,718	—	310,239	2,809,178	11,335	2,820,513	81,283

Segment assets	5,724,785	2,035,886	—	2,209,521	9,970,192	7,983,519	17,953,711	517,397

Expenditure for segment assets	531,434	68,421	—	1,164,630	1,764,485	—	1,764,485	50,850

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

b.	The Company has no significant foreign trading operations outside of the Republic of China.

c.	Net revenues:

	Year Ended December 31,
	2000	2001	2002
	NT$	NT$	NT$	US$
	(in thousands)
Area
ROC	6,486,459	4,693,604	5,755,406	165,862
U.S.	860,755	295,541	204,067	5,881
Others	876,977	255,950	566,392	16,323

	8,224,191	5,245,095	6,525,865	188,066

d.	Net sales to customers representing at least 10% of net total sales:

	Year Ended December 31,
	2000		2001		2002
	Amount	%	Amount	%	Amount	%	Amount
	NT$		NT$		NT$		US$
	(in thousands)

Customer
MVI	4,054,724	49	2,495,046	48	2,285,348	35	65,860
Ultima	893,835	11	1,163,383	22	1,218,265	19	35,109

22.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

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

o	Under ROC GAAP goodwill has arisen which is the difference between acquisition cost and equity where under US GAAP is not amortized, but is subject to impairment tests.

p.	Pension expenses

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

	Year Ended December 31,
	2000	2001	2002
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss)
Net income (loss) based on ROC GAAP	957,395	(1,134,927)	(970,285)	(27,962)
Adjustments:
Adjustment for employee stock bonuses paid by subsidiary	(227,650)	(34,065)	—	—
Amortization of technology transfers in payment of capital stocks	150,000	150,000	95,833	2,761
Amortization of start-up costs	13,244	13,424	14,699	424
Depreciation of property, plant and equipment and employee dormitory building	(13,525)	(13,829)	(14,270)	(411)
Transfer of building and facilities from MVI	30,007	28,841	15,634	451
Derivative financial instruments	(2,049)	2,049	—	—
Compensation expenses for employees shares purchase	(25,900)	—	—	—
Pension expenses	—	(1,898)	—	—
Marketable securities trading	—	25,647	(31,139)	(897)
Interest capitalization	—	75,429	43,329	1,248
Depreciation of interest capitalization	—	(2,201)	(4,254)	(123)
Effect of U.S. GAAP adjustments on income taxes	(35,373)	(41,823)	(38,217)	(1,101)
Minority interest in ChipMOS TECHNOLOGIES INC.	33,666	(60,170)	(24,709)	(712)

Net increase (decrease) in net income (loss)	(77,580)	141,404	56,906	1,640

Net income (loss) based on U.S. GAAP	879,815	(993,523)	(913,379)	26,322

Earnings (loss) per share	16.42	(17.03)	(15.52)	(0.44)

Number of weighted average shares outstanding under U.S. GAAP	53,597	58,342	58,835	58,835

	Year Ended December 31,
	2000	2001	2002
	NT$	NT$	NT$	US$
	(in thousands)
Shareholders’ equity
Shareholders’ equity based on ROC GAAP	8,708,825	7,599,181	6,713,348	193,467

Adjustments:
Technology transfer in payment of capital stocks
Original cost	(750,000)	(750,000)	(750,000)	(21,614)
Accumulated amortization of technology transfer in payment of capital stocks	485,833	635,833	731,666	21,085
Start-up costs
Original cost	(90,376)	(90,376)	(86,523)	(2,493)
Accumulated amortization of start-up costs	27,869	41,245	51,998	1,499
Net effect on inventories	(393)	(345)	(252)	(7)
Depreciation of fixed assets and employee dormitory building
Depreciation of fixed assets and employee dormitory building	(29,042)	(42,877)	(57,032)	(1,644)
Net effect on inventories	360	366	251	7
Transfer of building and facilities from MVI
Original cost	(173,174)	(173,174)	(173,174)	(4,991)
Depreciation and gain on disposal of building and facilities from MVI	121,082	149,881	164,952	4,754
Net effect on inventories	(906)	(864)	(301)	(9)
Derivative financial instruments	(2,049)	—		—
Unrealized holding gain on available-for-sale securities	—	153,621	79,277	2,285
Pension expenses	—	(1,898)	(1,898)	(55)
Marketable securities—trading	—	25,647	(5,492)	(158)
Interest capitalization	—	75,429	118,757	3,422
Depreciation of interest capitalization	—	(2,201)	(6,455)	(186)
Effect of U.S. GAAP adjustments on income taxes	81,568	39,745	1,528	44
Minority interest in ChipMOS TECHNOLOGIES INC.	97,945	(18,189)	(20,465)	(590)

Net increase (decrease) in shareholders’ equity	(231,283)	41,843	46,837	1,349

Shareholders’ equity based on U.S. GAAP	8,477,542	7,641,024	6,760,185	194,816

	Year Ended December 31,
	2000	2001	2002
	NT$	NT$	NT$	US$
	(in thousands)
Changes in shareholders’ equity based on U.S. GAAP

Balance, beginning of the year	4,925,236	8,477,542	7,641,024	220,201
Issuance of capital	2,549,953	—	63,237	1,822
Issuance of option warrants.	—	—	25,156	725
Adjustment for compensation expenses for employees shares purchase	18,063	—	—	—
Adjustment for common shares issued as bonuses to employees	312,004	—	—	—
Reversal of unrealized loss (gain) on available-for-sale securities	(49,701)	38,906	(107,073)	(3,086)
Unrealized gain (loss) on available-for-sale securities	(38,906)	107,073	55,763	1,607
Cumulative translation adjustments	(239)	(272)	(34)	(1)
Net income(loss) for the year	879,815	(993,523)	(913,379)	(26,322)
Adjustment of equity method for long-term investment	—	—	(3,907)	(114)
Adjustment arising from changes in ownership percentage in subsidiaries	(118,683)	11,298	(602)	(18)

Balance, end of the year	8,477,542	7,641,024	6,760,185	194,817

A reconciliation of the significant balance sheet accounts to the approximate amounts determined under U.S. GAAP is as follows:

	December 31,
	2001	2002
	NT$	NT$	US$
	(in thousands)
Current assets

As reported	4,119,647	5,668,754	163,364
U.S. GAAP adjustments
Marketable securities—trading	25,647	(5,492)	(158)
Effect of inventory adjustments:
Start-up costs	(345)	(252)	(7)
Depreciation of fixed assets and employee dormitory building	366	251	7
Transfer of building and facilities from MVI	(864)	(301)	(9)

As adjusted	4,144,451	5,662,960	163,197

Long-term investments

As reported	271,375	1,441,866	41,552
U.S. GAAP adjustments
Unrealized holding gain on available-for-sale securities	153,621	79,277	2,285

As adjusted	424,996	1,521,143	43,837

Property, plant and equipment—net

As reported	10,799,607	10,043,629	289,442
U.S. GAAP adjustments
Start-up costs	(49,131)	(34,525)	(995)
Depreciation of fixed assets	(37,869)	(50,393)	(1,452)
Transfer of building and facilities from MVI	(23,293)	(8,222)	(237)
Interest capitalization	73,228	112,302	3,237

As adjusted	10,762,542	10,062,791	289,995

Intangible assets—net
As reported	155,292	51,876	1,495
U.S. GAAP adjustments
Technology transfer in payment of capital stock	(114,167)	(18,334)	(528)

As adjusted	41,125	33,542	967

Other assets

As reported	755,361	747,586	21,544
U.S. GAAP adjustments
Depreciation of employee dormitory building	(5,008)	(6,639)	(191)
Amortization of goodwill	—	(503)	(14)

As adjusted	750,353	740,444	21,339

Other liabilities

As reported	175,026	258,434	7,448
U.S. GAAP adjustments
Pension expense	1,898	1,898	55
Effect of U.S. GAAP adjustments on income taxes	(39,745)	(1,528)	(44)

As adjusted	137,179	258,804	7,459

Minority interest in ChipMOS TECHNOLOGIES INC.

As reported	3,336,721	2,887,109	83,202
U.S. GAAP adjustments
Shareholders’ equity	18,189	20,465	590
Other assets	—	(503)	(14)

As adjusted	3,354,910	2,907,071	83,778

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

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities”, which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is applicable immediately for variable interest entities created after January 31, 2003. The provisions of FIN 46 are applicable no later than July 1, 2003 for a public entity with a variable interest created before February 1, 2003. The Company has adopted FIN 46 effective December 31, 2002.

The Financial Accounting Standards Board issued SFAS No. 150 “Accounting for certain financial instruments with characteristics of both liabilities and equity”. This standard establishes standards regarding the manner in which an issuer classifies and measures certain types of financial instruments having characteristics of both liabilities and equity. Pursuant to SFAS No. 150, such freestanding financial instruments (i.e., those entered into separately from an entity’s other financial instruments or equity transactions or that are legally detachable and separately exercisable) must be classified as liabilities or, in some cases assets. In addition, SFAS No. 150 requires that financial instruments containing obligations to repurchase the issuing entity’s equity shares, and under certain circumstances, obligations that are settled by delivery of a variable number of the issuer’s shares be classified as liabilities. SFAS No. 150 amends SFAS No. 128 “Earnings per share” and SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and for contracts in existence at the start of the first interim period beginning after June 15, 2003. The Company is currently evaluating the impact of adopting SFAS No. 150.

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

g.	Statements of accumulated comprehensive income (loss)

	Unrealized Gain (Loss) on Long-Term Investments	Translation Adjustment	Accumulated Other Comprehensive Income (loss)
	NT$	NT$	NT$
	(in thousands)
Balance, as of December 31, 2000	(38,906)	(206)	(39,112)

Addition in 2001	145,979	(272)	145,707

Balance, as of December 31, 2001	107,073	(478)	106,595

Addition in 2002	(51,310)	(34)	(51,344)

Balance, as of December 31, 2002	55,763	(512)	55,251

EXHIBIT INDEX

Exhibits	Description

1.1	Memorandum of Association of ChipMOS TECHNOLOGIES (Bermuda) LTD.(1)

1.2	Bye-laws of ChipMOS TECHNOLOGIES (Bermuda) LTD.(2)

2.1	Certificate of Incorporation of ChipMOS TECHNOLOGIES (Bermuda) LTD., dated August 15, 2000.(1)

4.1	Joint Venture Agreement, dated July 14, 1997, between Mosel Vitelic Inc. and Siliconware Precision Industries Co., Ltd.(1)

4.2	Asset Sales Agreement, dated June 14, 1999, between Microchip Technology Taiwan and ChipMOS TECHNOLOGIES INC.(1)

4.3	Tessera Compliant Chip License Agreement, dated April 20, 1999, between Tessera Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.4	License Agreement, dated April 1, 1999, between Fujitsu Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.5	Sales Agreement, dated February 10, 2000, between Sharp Corp. and ChipMOS TECHNOLOGIES INC.(1)

4.6	Raw Materials Processing Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.7	Raw Materials Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.8	Integrated Circuit Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.9	Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.10	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.11	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.12	Land Lease Agreement, dated September 1, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.13	Purchase Agreement, dated July 31, 1997, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc.(1)

4.14	Lease Agreement for Public Land in Custody of Kaohsiung Branch, Export Processing Zone Administration, Ministry of Economic Affairs, dated June 10, 2002, between Kaohsiung Branch, ChipMOS TECHNOLOGIES INC. and Kaohsiung Branch, Export Processing Zone Administration, Ministry of Economic Affairs.(1)

4.15	Form of Share Exchange Covenant Letter from the Company to the Shareholders.(1)

4.16	Amendment to the Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC, dated September 1, 2001.(3)

4.17	Purchase Agreement between ChipMOS TECHNOLOGIES INC. and DenMOS Technology Inc.(3)

4.18	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Ron How Investment Corp. (English Translation)(4)

4.19	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Yuan Shan Investment Corp. (English Translation)(4)

4.20	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc. (English Translation)(4)

Exhibits	Description

4.21	Laser Stamping Machine Lease Agreement, dated November 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.22	Automatic Stamping Machine Lease Agreement, dated December 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.23	Raw Materials Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.24	Integrated Circuit Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.25	Technology Transfer Agreement, dated December 24, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.26	Tester Equipment Lease Agreement, dated November 14, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.27	Tester Equipment Lease Agreement, dated December 3, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.28	Joint Engagement Letter, undated, by and among Ultima Electronics Corp., ChipMOS TECHNOLOGIES INC. and Sun-Fund Securities Ltd. (English Translation)(4)

4.29	Lease Agreement, dated June 1, 2002, between ChipMOS TECHNOLOGIES INC. and SyncMOS Technologies, Inc. (English Translation)(4)

4.30	Technology Transfer Agreement, dated August 1, 2002, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES (Shanghai) LTD.(4)

4.31	Promissory Note from Modern Mind Technology Limited to Jesper Limited, dated November 4, 2002.(4)

4.32	Deed of Variation, dated December 2, 2002, between Modern Mind Technology Limited to Jesper Limited.(4)

4.33	Deed of Assignment, dated December 27, 2002, between Jesper Limited and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.34	Deed of Assignment, dated June 25, 2003, between Jesper Limited and ChipMOS TECHNOLOGIES INC.(4)

4.35	Agreement, dated May 3, 2003, between Jesper Limited and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.36	Cooperation Agreement, dated March 27, 2002 between Shanghai Qingpu Industrial Park Development (Group) Company and Modern Mind Technology Limited. (English Translation)(4)

8.1	List of subsidiaries of ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

23.1	Consent of Moore Stephens, Hong Kong.

23.2	Consent of Deloitte & Touche.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-13218), filed on February 28, 2001.
(2)	Incorporated by reference to our report on Form 6-K, dated February 19, 2002.
(3)	Incorporated by reference to our Annual Report on Form 20-F (file No. 0-31106), filed on June 17, 2002.
(4)	Incorporated by reference to our Annual Report on Form 20-F (file No. 0-31106), filed on June 30, 2003.