Form 20-F
period 2004-12-31
CHIPMOS TECHNOLOGIES BERMUDA LTD
filed 2005-06-29
CIK 1133478

As filed with the Securities and Exchange Commission on June 29, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

As of December 31, 2004, 67,320,542 Common Shares, par value US$0.01 each were outstanding.

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

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for historical matters, the matters discussed in this annual report are forward-looking statements that are subject to significant risks and uncertainties. These statements are generally indicated by the use of forward-looking terminology such as the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “plan,” “project,” “may,” “will” or other similar words that express an indication of actions or results of actions that may or are expected to occur in the future. Forward-looking statements include, but are not limited to, statements under the following headings related to the indicated topic:

•	“Item 3. Key Information — Risk Factors — Risks Relating to Our Industry — A decline in average selling prices for our services could result in a decrease in our earnings,” about the trend of declining average selling prices;

•	“Item 3. Key Information — Risk Factors — Risks Relating to Our Business — A decrease in market demand for LCD and other flat-panel display driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability,” about our expectation with respect to the growth in demand for liquid crystal display, or LCD, and other flat-panel display driver semiconductors;

•	“Item 3. Key Information — Risk Factors — Risks Relating to Our Business — We depend on key customers for a substantial portion of our net revenue and a loss of, or deterioration of the business from, any one of these customers could result in decreased net revenue and materially adversely affect our results of operations,” about our expectation to rely on key customers;

•	“Item 3. Key Information — Risk Factors — Risks Relating to Our Business — The testing and assembly process is complex and our production yields and customer relationships may suffer as a result of defects or malfunctions in our testing and assembly equipment and the introduction of new packages,” about the need to offer more sophisticated testing and assembly technologies;

•	“Item 3. Key Information — Risk Factors — Risks — Relating to Our Business — Because of the highly cyclical nature of our industry, our capital requirements are difficult to plan. If we cannot obtain additional capital when we need it, we may not be able to maintain or increase our current growth rate and our profits will suffer,” about our anticipated capital needs;

•	“Item 4. Information on the Company — Industry Background,” about the expected growth in the semiconductor industry, including but not limited to the expected growth in the memory semiconductor market, LCD and other flat-panel display driver semiconductor market, mixed-signal semiconductor market and the outsourcing trends of the semiconductor industry in Taiwan and Mainland China; and

•	“Item 5. Operating and Financial Review and Prospects,” about the trends relating to our business.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following tables set forth our selected consolidated financial data. The selected consolidated balance sheet data as of December 31, 2003 and 2004 and our consolidated statement of operations and cash flows data for 2002, 2003 and 2004 are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these audited consolidated financial statements and related notes beginning on page F-1 of this annual report. These audited consolidated financial statements have been audited by Moore Stephens. The selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 and the consolidated statement of operations and cash flows data for the years ended December 31, 2000 and 2001 are derived from our audited consolidated financial statements not included herein. Our consolidated financial statements have been prepared and presented in accordance with ROC GAAP, which differs in some material respects from US GAAP. Please see Note 27 to our audited consolidated financial statements for a description of the principal differences between ROC GAAP and US GAAP for the periods covered by these financial statements. The financial data set forth below have been presented as if (1) we had been in existence since July 28, 1997, and (2) we acquired our interest in ChipMOS Taiwan on July 28, 1997.

	Year ended December 31,
	2000	2001	2002	2003	2004	2004
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data)
Consolidated Statement of Operations Data:
ROC GAAP:
Net revenue:
Related parties(1)	5,311.1	3,719.0	3,665.4	5,072.9	4,844.4	152.6
Others	2,913.1	1,526.1	2,860.5	3,953.6	10,191.4	321.1

Total net revenue	8,224.2	5,245.1	6,525.9	9,026.5	15,035.8	473.7
Cost of revenue	5,511.0	6,029.3	6,711.7	7,459.5	10,857.5	342.1

Gross profit (loss)	2,713.2	(784.2)	(185.8)	1,567.0	4,178.3	131.6

Operating expenses:
Research and development	357.4	408.9	326.8	295.0	296.4	9.3
Sales and marketing	138.0	34.7	37.3	65.4	308.5	9.7
General and administrative	238.5	248.0	310.2	439.9	673.3	21.2

Total operating expenses	733.9	691.6	674.3	800.3	1,278.2	40.2

Income (loss) from operations	1,979.3	(1,475.8)	(860.1)	766.7	2,900.1	91.4

Other expenses, net	(106.9)	(77.2)	(397.6)	(77.1)	(395.8)	(12.5)

Income (loss) before income tax and minority interests and interest in bonuses paid by subsidiaries(2)	1,872.4	(1,553.0)	(1,257.7)	689.6	2,504.3	78.9
Income tax benefit (expense)	(333.4)	(32.4)	(97.9)	29.0	141.8	4.5

Income (loss) before minority interests and interest in bonuses paid by subsidiaries(2)	1,539.0	(1,585.4)	(1,355.6)	718.6	2,646.1	83.4
Minority interests	(465.7)	450.5	385.3	(256.9)	(997.9)	(31.4)

	Year ended December 31,
	2000	2001	2002	2003	2004	2004
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data)
Interest in bonuses paid by subsidiaries(2)	(115.9)	—	—	—	—	—
Pre-acquisition earnings(3)	—	—	—	20.7	27.7	0.8

Net income (loss)	957.4	(1,134.9)	(970.3)	482.4	1,675.9	52.8

Earning (loss) per share:
Basic	$17.76	$(19.45)	$(16.49)	$8.19	$26.54	$0.84
Diluted	$17.76	$(19.45)	$(16.49)	$8.12	$26.38	$0.83
Weighted-average number of shares outstanding:
Basic	53.9	58.3	58.8	58.9	63.1	63.1
Diluted	53.9	58.3	58.8	59.4	63.5	63.5
US GAAP:(4)
Net income (loss)	$879.8	$(993.5)	$(913.4)	$485.3	$1,665.5	$52.5
Earning (loss) per share:
Basic	$16.42	$(17.03)	$(15.52)	$8.24	$26.38	$0.83
Diluted	$16.42	$(17.03)	$(15.52)	$8.17	$26.22	$0.83
Weighted-average number of shares outstanding:
Basic	53.6	58.3	58.8	58.9	63.1	63.1
Diluted	53.6	58.3	58.8	59.4	63.5	63.5

(1)	Related parties include Mosel Vitelic Inc., or Mosel, Siliconware Precision Industries Co. Ltd., or Siliconware Precision, PlusMOS Technologies Inc., or PlusMOS, Ultima Electronics Corp., or Ultima, ProMOS Technologies Inc., or ProMOS, ThaiLin Semiconductor Corp., or ThaiLin, CHANTEK ELECTRONIC CO., LTD., or Chantek, Best Home Corp. Ltd., or Best Home, DenMOS TECHNOLOGY Inc., or DenMOS, Sun-Fund Securities Ltd., or Sun-Fund, Advanced Micro Chip Technology Co., Ltd., or AMCT, Jesper Limited, Prudent Holdings Group Ltd. and Mou-Fu Investment Ltd. See Note 20 of the notes to the consolidated financial statements. Effective April 1, 2004, PlusMOS was merged into Chantek with Chantek as the surviving entity. See “Item 4. Information on the Company — Our Structure and History — CHANTEK ELECTRONIC CO., LTD.” AMCT was liquidated in October 2004. See “Item 4. Information on the Company — Our Structure and History — Advanced Micro Chip Technology Co., Ltd.”
(2)	Refers to bonuses to directors, supervisors and employees paid by a subsidiary.
(3)	For 2003, represents our share of pre-acquisition profits of ThaiLin prior to December 1, 2003, the date when we began to consolidate the accounts of ThaiLin. For 2004, represents our share of pre-acquisition profits of Chantek prior to April 1, 2004, the date when we began to consolidate the accounts of Chantek, the surviving entity after the merger of Chantek and PlusMOS.
(4)	Reflects the US GAAP adjustments as described in Note 27 of the notes to the consolidated financial statements.

	As of December 31,
	2000	2001	2002	2003	2004	2004
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Balance Sheet Data:
ROC GAAP:
Current assets:
Cash and cash equivalents	1,190.5	1,181.1	2,487.5	1,731.0	4,849.1	152.8
Restricted cash and cash equivalents	34.0	234.0	76.9	282.4	87.0	2.7
Short-term investments	2,048.2	969.9	874.9	664.3	2,832.6	89.2
Notes and accounts receivable	1,988.2	1,481.5	1,697.4	2,644.8	3,399.4	107.1
Other receivables — related parties	19.1	11.6	11.5	266.2	6.6	0.2
Other receivables — third parties	18.1	10.6	92.3	866.6	164.6	5.2
Inventories	325.2	172.3	166.5	335.5	661.0	20.8
Prepaid expenses and other current assets	87.6	17.9	223.2	422.2	116.9	3.7
Total current assets	5,753.9	4,119.6	5,668.7	7,479.7	12,707.7	400.4
Long-term investments	280.3	271.4	1,441.9	640.5	642.4	20.2
Property, plant and equipment, net	12,428.8	10,799.6	10,043.6	11,086.8	17,426.6	549.0
Intangible assets — net	321.4	155.3	51.9	225.2	319.1	10.1
Other assets	178.6	755.4	747.6	233.5	449.3	14.2
Total assets	18,963.0	16,101.3	17,953.7	19,665.7	31,545.1	993.9
Current liabilities:
Short-term bank loans	233.6	1,066.8	2,032.6	1,566.8	800.6	25.2
Current portion of long-term loans	1,076.3	1,180.0	352.2	692.8	1,821.8	57.4
Current portion of long-term bonds payable	—	—	—	—	1,200.0	37.8
Convertible bonds	—	—	—	267.6	—	—
Notes and accounts payable	228.2	120.1	145.4	372.7	656.9	20.7
Accrued expenses and other current liabilities	417.7	152.8	465.1	438.0	608.6	19.2
Total current liabilities	3,209.9	3,021.0	4,083.4	3,951.1	5,915.4	186.4
Long-term liabilities	3,125.5	1,969.4	4,011.4	3,438.9	7,608.1	239.7
Other liabilities	180.4	175.0	258.5	599.5	768.5	24.2
Total liabilities	6,515.8	5,165.4	8,353.3	7,989.5	14,292.0	450.3
Minority interests	3,738.4	3,336.7	2,887.1	4,428.0	7,092.5	223.5
Total shareholders’ equity	8,708.8	7,599.2	6,713.3	7,248.2	10,160.6	320.1
US GAAP(1):
Current assets:
Cash and cash equivalents	1,190.5	1,181.1	2,487.5	1,731.0	4,849.1	152.8
Restricted cash and cash equivalents	34.0	234.0	76.9	282.4	87.0	2.7
Short-term investments	2,048.2	995.6	869.4	660.7	2,839.6	89.5
Notes and accounts receivable	1,988.2	1,481.5	1,697.4	2,644.8	3,399.4	107.1

	As of December 31,
	2000	2001	2002	2003	2004	2004
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Other receivables — related parties	19.1	11.6	11.5	266.2	6.6	0.2
Other receivables — third parties	18.1	10.6	92.3	866.6	164.6	5.2
Inventories	324.3	171.4	166.2	335.5	661.0	20.8
Prepaid expenses and other current assets	87.6	17.9	223.2	422.2	116.9	3.7
Total current assets	5,752.9	4,144.5	5,663.0	7,476.1	12,714.7	400.6
Long-term investments	280.3	425.0	1,521.1	625.1	636.8	20.1
Property, plant and equipment, net	12,288.6	10,762.5	10,062.8	11,082.4	17,411.7	548.5
Intangible assets — net	57.2	41.1	33.5	225.2	319.1	10.1
Other assets	175.2	750.4	740.5	224.7	439.4	13.8
Total assets	18,554.2	16,123.5	18,020.9	19,633.5	31,521.7	993.1
Current liabilities:
Short-term bank loans	233.6	1,066.8	2,032.6	1,566.8	800.6	25.2
Current portion of long-term loans	1,076.3	1,180.0	352.2	692.8	1,821.8	57.4
Current portion of long-term bonds payable					1,200.0	37.8
Convertible bonds	—	—	—	267.6	—	—
Notes and accounts payable	228.2	120.1	145.4	372.7	656.9	20.7
Accrued expenses and other current liabilities	470.0	152.8	465.1	438.0	608.6	19.2
Total current liabilities	3,262.2	3,021.0	4,083.4	3,951.1	5,915.4	186.4
Long-term liabilities	3,125.5	1,969.4	4,011.4	3,438.9	7,608.1	239.7
Other liabilities	98.9	137.2	258.8	603.7	772.7	24.3
Total liabilities	6,486.6	5,127.6	8,353.6	7,993.7	14,296.2	450.4
Minority interests	3,590.1	3,354.9	2,907.1	4,418.5	7,092.9	223.5
Total shareholders’ equity	8,477.5	7,641.0	6,760.2	7,221.3	10,132.6	319.2

(1)	Reflects the US GAAP adjustments as described in Note 27 of the notes to the consolidated financial statements.

	Year ended December 31,
	2000	2001	2002	2003	2004	2004
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Statement of Cash Flows Data:
ROC GAAP:
Capital expenditures	$7,022.0	$992.0	$2,091.3	$2,508.2	8,282.6	$261.0
Depreciation and amortization	2,013.1	2,815.4	2,820.6	2,715.0	3,536.8	111.4
Net cash provided by (used in):
Operating activities	4,295.4	1,620.5	1,463.7	1,877.1	7,623.0	240.2
Investing activities	(7,548.4)	(1,409.7)	(3,135.9)	(760.8)	(10,037.9)	(316.3)
Financing activities	4,294.2	(219.8)	2,978.6	(1,841.5)	5,694.6	179.4
Effect of exchange rate changes on cash	(0.4)	(0.4)	—	(31.4)	(161.5)	(5.1)
Net increase (decrease) in cash	1,040.8	(9.4)	1,306.4	(756.6)	3,118.2	98.2

Exchange Rates

References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2004, which was NT$31.74 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this annual report could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all. On June 23, 2005, the noon buying rate was NT$31.35 to US$1.00.

The following table sets out, for the years and the months indicated, information concerning the number of NT dollars for which one US dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT dollars per US dollar noon buying rate
	Average	High	Low	Period-end
2000	31.60	33.25	30.50	33.17
2001	33.82	35.13	32.23	35.08
2002	34.53	35.16	32.85	34.70
2003	34.41	34.98	33.72	33.99

	NT dollars per US dollar noon buying rate
	Average	High	Low	Period-end
2004	33.37	34.16	31.74	31.74
December 2004	32.17	32.49	31.17	31.74
2005 (through June 23, 2005)	31.41	32.22	30.65	31.35
January 2005	31.85	32.22	31.65	31.71
February 2005	31.50	31.79	31.06	31.06
March 2005	31.11	31.73	30.65	31.46
April 2005	31.48	31.70	31.23	31.23
May 2005	31.27	31.47	30.98	31.13
June (through June 23, 2005)	31.32	31.48	31.15	31.35

Sources: Federal Reserve Statistical Release H.10 (512), 1999-2005, Board of Governors of the Federal Reserve System.

Risk Factors

Risks Relating to Our Industry

Because we depend on the highly cyclical semiconductor industry, which is characterized by significant and sometimes prolonged downturns from time to time, our net revenue and earnings may fluctuate significantly, which in turn could cause the market price of our common shares to decline.

Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. All of our customers operate in this industry and variations in order levels from our customers and in service fee rates may result in volatility in our net revenue and earnings. For instance, during periods of decreased demand for assembled semiconductors, some of our customers may even simplify or forego final testing of certain types of semiconductors, such as dynamic random access memory, or DRAM, further intensifying our difficulties. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns, which have adversely affected our results of operations. Although our net revenue for 2004 increased approximately 67% from 2003, and we generated a net income of NT$1,676 million in 2004 (US$53 million) compared to NT$482 million in 2003, we cannot give any assurances that our growth in revenue and income will continue or that any future downturn will not affect our results of operations.

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

Historically, prices for our testing and assembly services in relation to any given semiconductor tend to decline over the course of its product and technology life cycle. While the average selling price of our testing and assembly services for synchronous dynamic random access memory, or SDRAM, and DRAM increased by approximately 39% and 7%, respectively, in 2004 from 2003, we cannot assure you that this trend will continue in the future. If we cannot reduce the cost of our testing and assembly services, or introduce higher-margin testing and assembly services for new package types, to offset the decrease in average selling prices for our services, our earnings could decrease.

A reversal or slowdown in the outsourcing trend for semiconductor testing and assembly services could reduce our profitability.

In recent years, integrated device manufacturers, or IDMs, have increasingly outsourced stages of the semiconductor production process, including testing and assembly, to independent companies like us to shorten production cycles. In addition, the availability of advanced independent semiconductor manufacturing services has also enabled the growth of so-called “fabless” semiconductor companies that focus exclusively on design and marketing and outsource their manufacturing, testing and assembly requirements to independent companies. Our net revenue indirectly generated from these IDMs and fabless companies constitutes a substantial portion of our net revenue, representing 90% of our net revenue in 2004. We cannot assure you that these companies will continue to outsource their testing and assembly requirements to independent companies like us. A reversal of, or a slowdown in, this outsourcing trend could result in reduced demand for our services, which in turn could reduce our profitability.

Risks Relating to Our Business

If we are unable to compete effectively in the highly competitive semiconductor testing and assembly markets, we may lose customers and our income may decline.

The semiconductor testing and assembly markets are very competitive. We face competition from a number of IDMs with in-house testing and assembly capabilities and other independent semiconductor testing and assembly companies. Our competitors may have access to more advanced technologies and greater financial and other resources than we do. Many of our competitors have shown a willingness to reduce prices quickly and sharply in the past to maintain capacity utilization in their facilities during periods of reduced demand. In addition, an increasing number of our competitors conduct their operations in lower cost centers in Asia such as Mainland China, Thailand, Vietnam and the Philippines. While our prices for testing and assembly of memory and mixed-signal semiconductors increased by approximately 12% in 2004 from 2003, we cannot assure you our prices will not decrease in the future. Any renewed or continued erosion in the prices or demand for our testing and assembly services as a result of increased competition could adversely affect our profits.

We are highly dependent on the market for memory products. A downturn in the market for these products could significantly reduce our net revenue and net income.

A significant percentage of our net revenue is derived from testing and assembling memory semiconductors. Our net revenue derived from the testing and assembly of memory semiconductors accounted for 56%, 62% and 71% of our net revenue in 2002, 2003 and 2004, respectively. In the past, our service fees for testing and assembling memory semiconductors were sharply reduced in tandem with the decrease in the average selling price of DRAM. While the weighted average selling price for DRAM increased in 2004, we cannot assure you that this trend will continue and that there will not be any reductions in DRAM prices in the future. Any failure of the demand for DRAM to increase or any further decrease in the demand for memory products may therefore decrease the demand for our services and significantly reduce our net revenue and net income.

A decrease in market demand for LCD and other flat-panel display driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.

We began offering testing and assembly services for LCD and other flat-panel display driver semiconductors in the second quarter of 2000. Our testing and assembly services for LCD and other flat-panel display driver semiconductors generated net revenue of NT$992 million, NT$1,683 million and NT$2,750 million in 2002, 2003 and 2004, respectively. We spent NT$1,232 million, NT$1,255 million and NT$1,380 million in 2002, 2003 and 2004, respectively, on equipment for tape carrier package, or TCP, chip-on-film, or COF, and chip-on-glass, or COG, technologies, which are used in testing and assembly services for LCD and other flat-panel display driver semiconductors. Most of this equipment may not be used for technologies other than TCP, COF or COG. While there was a significant demand for our LCD and other flat-panel display driver semiconductor testing and assembly services in 2004, any decrease in demand for these services would significantly impair our capacity utilization rates and may result in our inability to generate sufficient revenue to cover the significant depreciation expenses for the equipment used in testing and assembling LCD and other flat-panel display driver semiconductors, thereby negatively affecting our profitability. See also “— Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected.”

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.

We have a significant level of debt and interest expense. We had approximately NT$3,828 million (US$121 million) and NT$7,608 million (US$240 million) in short- and long-term indebtedness outstanding as of December 31, 2004 including US$84 million (NT$2,676 million) of convertible notes due 2009, which bear interest at an annual rate of 1.75%. The notes are convertible into our common shares at an initial conversion price of US$7.85, which may be adjusted in certain circumstances, but shall not be less than 80% of the initial conversion price.

Our significant indebtedness poses risks to our business, including the risks that:

•	we could use a substantial portion of our consolidated cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	insufficient cash flow from operations may force us to sell assets, or seek additional capital, which we may be unable to do at all or on terms favorable to us;

•	our level of indebtedness may make us more vulnerable to economic or industry downturns; and

•	our debt service obligations increase our vulnerabilities to competitive pressures, because many of our competitors may be less leveraged than we are.

The indenture governing the convertible notes we issued in November 2004 does not limit our ability to incur additional indebtedness in the future. If new indebtedness is incurred, the risks that we face could intensify. Our ability to make required payments on the convertible notes and to satisfy any other debt obligations will depend on our future operating performance and our ability to obtain additional debt or equity financing on commercially reasonable terms. For additional information on our indebtedness, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Resources.”

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

We depend on key customers for a substantial portion of our net revenue and a loss of, or deterioration of the business from, any one of these customers could result in decreased net revenue and materially adversely affect our results of operations.

We depend on a small group of customers for a substantial portion of our business. In 2004, our five largest customers accounted for 55.1% of our net revenue. Our two largest customers, ProMOS Technologies, or ProMOS, and Powerchip Semiconductor Corp, or Powerchip, accounted for 28% and 11%, respectively, of our net revenue in 2004. ProMOS is an affiliate of Mosel Vitelic Inc., or Mosel, which, as of April 30, 2005, indirectly owned approximately 38.8% of our outstanding common shares.

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

Our operations are characterized by a high proportion of fixed costs. For memory and mixed-signal semiconductor testing services, our fixed costs represented 53%, 53% and 58% of our total cost of revenue in 2002, 2003 and 2004, respectively. For memory and mixed-signal semiconductor assembly services, our fixed costs represented 44%, 28% and 22% of our total cost of revenue in 2002, 2003 and 2004, respectively. For LCD and other flat-panel display driver semiconductor testing and assembly services, our fixed costs represented 52%, 50% and 48% of our total cost of revenue in 2002, 2003 and 2004, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our testing and assembly equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In 2004, our capacity utilization rate was 89% for memory and mixed-signal semiconductor testing services, 76% for LCD and other flat-panel display driver semiconductor testing and assembly services and 88% for memory and mixed-signal assembly services. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected.

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

Our capital requirements are difficult to plan as our industry is highly cyclical and rapidly changing. To remain competitive, we will need capital to fund the expansion of our facilities as well as to fund our equipment purchases and research and development activities. We believe that our current cash and cash equivalents, cash flow from operations and available credit facilities will be sufficient to meet our working capital and capital expenditure requirements under our existing arrangements through the end of 2006, except for the investment in a new production facility in Shanghai owned by ChipMOS TECHNOLOGIES (Shanghai) LTD., or ChipMOS Shanghai, a wholly-owned subsidiary of our controlled consolidated subsidiary, Modern Mind Technology Limited, or Modern Mind. In addition, future capacity expansions or market or other developments may require additional funding. Our ability to obtain external financing in the future depends on a number of factors, many of which are beyond our control. They include:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by semiconductor testing and assembly companies; and

•	economic, political and other conditions in Taiwan and elsewhere.

If we are unable to obtain funding in a timely manner or on acceptable terms, our growth prospects and potential future profitability will suffer.

If Modern Mind fails to invest an additional US$157.5 million into ChipMOS Shanghai by December 6, 2007, ChipMOS Shanghai’s business license may become automatically void and ChipMOS Shanghai may have to be liquidated, which could hurt our growth prospects and potential future profitability.

Under applicable regulations of the People’s Republic of China, or PRC, and the terms of the business license of ChipMOS Shanghai, a wholly-owned subsidiary of our controlled consolidated subsidiary, Modern Mind, the business license of ChipMOS Shanghai may automatically become void and ChipMOS Shanghai may have to be liquidated if Modern Mind fails to invest an additional US$157.5 million by December 6, 2007, unless an additional extension has been obtained from the relevant PRC regulatory authorities. We may not have sufficient financial resources to meet ChipMOS Shanghai’s investment commitments without obtaining additional financing. Even if we have the financial resources available, we may decide not to fund the investment if it would cause Mosel to violate applicable ROC laws and regulations. See “— Risks Relating to Countries in Which We Conduct Operations — The investment in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel as a result of any violation of ROC laws may cause Mosel to decrease its ownership in us significantly or cause Mosel to take other actions that may not be in the best interest of our other shareholders.”

We understand that the relevant PRC regulatory authority is not legally obligated to, but in practice may, grant Modern Mind a grace period if it submits in advance an application for extending the deadlines for making the remaining investments in ChipMOS Shanghai. In March 2005, Modern Mind was granted an extension of the investment deadline from December 6, 2005 to December 6, 2007 by the relevant PRC regulatory authority. If we are unable to obtain the funding in a timely manner or on acceptable terms or if we are unwilling to provide funding to ChipMOS Shanghai through Modern Mind, ChipMOS Shanghai may lose its business license and may have to be liquidated and our growth prospects and potential future profitability may suffer.

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

Investor confidence and the market prices of our shares may be adversely impacted if we or our independent public registered accounting firm is unable to conclude our internal control over our financial reporting is effective as of December 31, 2006 as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to the SEC’s reporting obligations. The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring each public company to include a report of management on the company’s internal control over financial reporting in its Annual Report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent public registered accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our Annual Report on Form 20-F for the fiscal year ending December 31, 2006. Our management may not conclude that our internal controls are effective. Moreover, even if our management concludes that our internal controls over our financial reporting is effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, then it may decline to attest to our management’s assessment or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares.

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

Currently, most of our net revenue is denominated in NT dollars. Our cost of revenue and operating expenses, on the other hand, are incurred in several currencies, including NT dollars, Japanese yen, US dollars and Renminbi, or RMB. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing and assembly equipment, has been, and is expected to continue to be, denominated in Japanese yen with much of the remainder in US dollars. We also have debt denominated in NT dollars, Japanese yen, US dollars and RMB. Fluctuations in exchange rates, primarily among the US dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins in NT dollar terms. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar terms. Despite selective hedging and other techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.

We may increase our inventory if we expand our services to manufacturing modules and subsystems, which in turn could increase our working capital requirements and subject us to increased risks of inventory losses or writedowns.

If we expand our services to the manufacturing of modules and subsystems, such as liquid crystal modules and ink-jet print head modules, we will need to purchase wafers, LCD panels, color filters, polarizer film, ink-jet print heads and other inputs related to our module and subsystems business. We anticipate that we will have to purchase many of these inputs in advance of our completion of the production of the corresponding module or subsystem and thus will hold some of these inputs, either alone or as part of work in progress, in inventory for a period of time. As a result, although we will try to minimize the time between purchase of the inputs and sale of the final modules or subsystems, we will be subject to the risk that the value of such inputs and work in progress will decline, perhaps significantly, prior to the completion of production and sale of the final module or subsystem. Moreover, deteriorating market conditions may result in an increase in our inventory levels, a decline in the average selling price of our products and a corresponding decrease in the stated value of our inventories. We cannot assure you that we will be able to maintain our inventories at a satisfactory level or that we will not incur losses on inventories in the future.

We may not be successful in our acquisitions of and investments in other companies and businesses, and may therefore be unable to implement fully our business strategy.

As part of our growth strategy, from time to time, we make acquisitions and investments in companies or businesses. For example, we acquired through ChipMOS Taiwan an equity interest in Chantek in 2002, subsequently increased that interest to 68.0% as of April 30, 2005, and announced a merger of Chantek into ChipMOS Taiwan on June 16, 2005. In 2002, we acquired through ChipMOS Taiwan an equity interest in ThaiLin Semiconductor Corp., or ThaiLin, that was 27.6% as of April 30, 2005. In 2004, we acquired certain testing and assembly equipment from First International Computer Testing and Assembly, or FICTA, as well as a 67.8% stake in First Semiconductor Technology Inc., which interest we sold to First Semiconductor Technology Inc. in April 2005. We merged WORLD-WIDE TEST Technology Inc., or WWT, into one of our subsidiaries, as discussed in more detail in “Item 4. Information on the Company — Our Structure and History — ChipMOS Logic TECHNOLOGIES, INC.” below. The success of our acquisitions and investments depends on a number of factors, including:

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

As of April 30, 2005, Siliconware Precision owned 28.7% of the outstanding equity securities of ChipMOS Taiwan. Siliconware Precision provides testing and assembly services for logic and mixed-signal semiconductors. Under the terms of the joint venture agreement between Mosel and Siliconware Precision regarding the operation of ChipMOS Taiwan, Siliconware Precision is entitled to nominate two of the seven board members of ChipMOS Taiwan. One of ChipMOS Taiwan’s directors, who is also a director of ChipMOS Bermuda, is the current representative of Siliconware Precision, and another director is an employee of Siliconware Precision. As a result, conflicts of interest between these directors’ duty to Siliconware Precision and to us may arise. We cannot assure you that when such conflicts of interest arise, these directors will act completely in our interests or that conflicts of interest will be resolved in our favor. These conflicts may result in the loss by us of existing or potential customers to Siliconware Precision.

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

Mosel indirectly owned approximately 38.8% of our common shares as of April 30, 2005. As our largest shareholder, Mosel exercises significant control over all matters submitted to our shareholders for approval and other corporate actions, such as:

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

ROC law limits the ability of a company incorporated in Taiwan to purchase any equity interest in companies, directly or indirectly, holding more than 50% of its issued and outstanding voting securities or registered capital or to provide loans or other financing to any company. During 2002, ChipMOS Taiwan engaged in certain transactions as described in more detail in “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions — Certain Transactions in 2002.” In addition, ChipMOS Taiwan purchased NT$242 million worth of Mosel shares in 2002, the market value of which as of April 30, 2005 was approximately NT$23 million. See notes 4 and 20 to our consolidated financial statements included in this annual report for details of the allowances for loss we have made in 2003 and 2004 against this and other short-term investments. Lee and Li, our ROC special counsel, has advised us that these transactions do not violate relevant ROC law provisions prohibiting a subsidiary from buying or taking collateral in shares of companies holding, directly or indirectly, more than 50% of its issued and outstanding voting securities or registered capital because Mosel’s then indirect interest (calculated as the product of (a) Mosel’s percentage interest in ChipMOS Bermuda and (b) ChipMOS Bermuda’s percentage interest in ChipMOS Taiwan) in ChipMOS Taiwan was less than 50% and ChipMOS Bermuda is incorporated outside of Taiwan. However, we understand that there is no applicable judicial precedent and there is some doubt as to how a court would rule if presented with the situation.

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

The ongoing criminal investigations and trial involving Mr. Hung-Chiu Hu, Mr. Robert Ma Kam Fook and Mr. Jwo-Yi Miao, our former directors, could have a material adverse effect on our business and cause our stock price to decline.

Mr. Hung-Chiu Hu and Mr. Jwo-Yi Miao are currently on criminal trial in the Taipei District Court, and Mr. Robert Ma Kam Fook is under criminal investigation by the Taipei Prosecutor’s Office, in connection with alleged embezzlement during the 1990s at Pacific Electric Wire & Cable Co., Ltd., or Pacific Electric, a company incorporated in Taiwan and, until April 28, 2004, listed on the Taiwan Stock Exchange. Mr. Hu and Mr. Miao have been indicted for offenses including breach of trust and violation of the Taiwan Commercial Accounting Law and the Taiwan Securities and Exchange Law. Mr. Robert Ma Kam Fook is under investigation in connection with alleged money laundering activities related to the alleged offenses of Mr. Hu. We understand that the investigations were initiated after certain directors of Pacific Electric filed a complaint in February 2004 with the Taipei Prosecutor’s Office against Mr. Hu alleging that he embezzled certain corporate funds and misappropriated certain assets while he was an executive vice president and a director of Pacific Electric. Pacific Electric and its directors have also filed similar lawsuits against certain former chairmen, directors and officers of Pacific Electric.

On December 21, 2004, our board established a special investigation committee solely comprised of Messrs. Pierre Laflamme and Yeong-Her Wang, two of the Company’s independent directors. Concurrent with the establishment of the special investigation committee, our board requested the resignations of Mr. Hu and Mr. Miao, who subsequently resigned from our board on June 2, 2005 and June 8, 2005, respectively. Our board also accepted the resignation of Mr. Robert Ma Kam Fook on December 21, 2004. The special investigation committee engaged Diwan, Ernst & Young (“Ernst & Young”), as its forensic accounting advisor and Baker & McKenzie as its legal advisor to review transactions that were similar in nature to the transactions that allegedly implicated Messrs. Hu, Miao and Ma at Pacific Electric as well as significant related party transactions between ChipMOS Bermuda, including its subsidiaries and affiliates, and Messrs. Hu, Miao and Ma and any companies or entities affiliated with any of them. The special investigation committee also engaged Hong Kong counsel.

On June 23, 2005, the special investigation committee presented its final report to our Board of Directors. The special investigation committee concluded that the review conducted by Ernst & Young and Baker & McKenzie did not reveal previously unknown information regarding losses suffered by ChipMOS Bermuda, other than a potential liability relating to a credit facility entered into with Trident (Asia) Investments Limited (“Trident”) and HSH Nordbank AG, Hong Kong Branch (“Nordbank”). The special investigation committee noted that total losses from transactions reviewed by it in the amount of NT$454 million (US$14 million), relating to impairment losses and realized losses of certain investments, have been reflected in our 2002, 2003 and 2004 financial statements, and a potential decline in the value of our investment in respect of Ultima Technology Corp. (BVI), which has been preliminarily estimated to be approximately NT$245 million (US$8 million), is not yet reflected in our financial statements. See, notes 4, 9 and 20 to our financial statements contained in this annual report and “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” For information regarding the credit facility, see “— ChipMOS Bermuda and ChipMOS Hong Kong may be held liable for outstanding loan balances drawn down by Trident as joint borrowers under a credit facility entered into with Nordbank.” The special investigation committee did not make any factual findings as to the business purpose of the transactions reviewed or as to persons at the Company responsible for such transactions.

Any adverse publicity from the investigation, trial or conviction of Messrs. Hu, Miao or Ma could have a material adverse effect on our business or cause our stock price to decline. For additional information on the special investigation committee, see “Item 6. Directors, Senior Management and Employees — Special Investigation Committee.”

ChipMOS Bermuda and ChipMOS Hong Kong may be held liable for outstanding loan balances drawn down by Trident as joint borrowers under a credit facility entered into with Nordbank.

In January 2003, ChipMOS Bermuda, ChipMOS Hong Kong (formerly referred to as ChipMOS Far East) and Trident entered into a HK$150 million credit facility with Nordbank. ChipMOS Hong Kong borrowed funds under the facility in 2003 and repaid them in 2004, and ChipMOS Bermuda has never borrowed under this facility. According to information provided to the special investigation committee by Trident, the outstanding loan balance under the credit facility was approximately US$6.4 million as of March 31, 2005, and final repayment under the credit facility is due June 30, 2005. On November 18, 2004, ChipMOS Bermuda and ChipMOS Hong Kong sent letters to Nordbank seeking to terminate the credit facility. By letter dated March 21, 2005, Nordbank confirmed receipt of the letters. Nonetheless, as a joint-borrower under the credit facility, there may be a risk that the Company may be found liable for any unpaid balances of Trident due under the credit facility.

Potential conflicts of interest with our major shareholder and its affiliates may cause us to turn down orders from other customers.

As of April 30, 2005, Mosel indirectly held a 38.8% interest in us through its wholly-owned subsidiary Giant Haven Investments Ltd., and its indirectly held subsidiary, Mou-Fu Investment Ltd. Its affiliate, ProMOS, in which Mosel indirectly held a 17.9% interest as of April 30, 2005, designs and manufactures DRAM.

Mosel, with its significant ownership interest in us, has the ability to influence our major business decisions, including the allocation of testing and assembly service capacities and the development of our testing and assembly technologies. Mosel’s involvement in the semiconductor business may lead to conflicts of interest in providing testing and assembly services to our other customers. Such a situation could damage our relationship with our other customers and could encourage them to divert their business with us to our competitors. In addition, one of our directors is currently the acting president of Mosel. As a result, conflicts of interest between this director’s duty to Mosel and us may arise. For an example of such a conflict of interest, see “— Risks Relating to Countries in Which We Conduct Operations— The investment in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel as a result of any violation of ROC laws may cause Mosel to decrease its ownership in us significantly or cause Mosel to take other actions that may not be in the best interest of our other shareholders.” We cannot give any assurances that when conflicts of interest arise, Mosel’s directors or officers on our board will act in our interests, or that conflicts of interest will be resolved in our favor. These conflicts may result in the loss of existing or potential customers.

Any decision by Mosel to pledge or sell its interests in us could result in a change of control in our company and could cause our stock price to decline.

In order to raise funds, Mosel may decide to pledge or sell our common shares to obtain additional capital. Any pledge or sale of our common shares by Mosel could result in a change of control in our company and could affect the market price of our common shares.

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

ROC laws and regulations prohibit any investment by ROC entities in Mainland China in the semiconductor testing and assembly industry. Investment is defined for this purpose to mean:

•	establishing a new company or enterprise in Mainland China;

•	increasing one’s equity interest in an existing company or enterprise in Mainland China;

•	acquiring shares of an existing company or enterprise in Mainland China; or

•	establishing or expanding a branch office in Mainland China.

We provide our services in Mainland China through ChipMOS Shanghai, a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Modern Mind. Modern Mind is a company incorporated under the laws of the British Virgin Islands and is wholly owned by Jesper Limited, a company incorporated under the laws of the British Virgin Islands. While we do not own any equity interest in Modern Mind, we control Modern Mind through our ownership of a convertible note issued by Modern Mind, convertible into common shares with a controlling equity interest in Modern Mind at a conversion rate of one common share of Modern Mind for every US$1.00 if repayment is not made when due. Under accounting principles that are applicable to us, Modern Mind is our controlled consolidated subsidiary. In addition, we have obtained from Jesper Limited an irrevocable option to acquire the common shares of Modern Mind then owned by Jesper Limited. Payment under the demand notes is fully and unconditionally guaranteed by Jesper Limited and secured by a security interest in the entire equity interest in Modern Mind and ChipMOS Shanghai. We are also in the process of implementing certain additional contractual arrangements with regard to ChipMOS Shanghai. Please see “Item 4. Information on the Company — Our Structure and History — Modern Mind Technology Limited and ChipMOS TECHNOLOGIES (Shanghai) LTD.” for further details on these contractual arrangements.

As the regulations described above are applicable only to entities organized within the ROC with respect to specified investments in Mainland China made by these entities, in the opinion of Lee and Li, our ROC special counsel, ChipMOS Bermuda’s indirect control over ChipMOS Shanghai through the ownership of convertible notes or demand notes issued by Modern Mind and the above contemplated contractual arrangements are in compliance with all existing ROC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of ROC laws and regulations, including the laws and regulations governing the enforcement and performance of our contractual arrangements. Accordingly, we cannot assure you that ROC regulatory authorities will not take a view contrary to the opinion of our ROC special counsel.

In addition, under current applicable ROC regulations, if a company incorporated in the ROC has directly or indirectly invested in a company incorporated outside of the ROC and has controlling power over the management and operations of that non-ROC company, an investment by the non-ROC company in the PRC will constitute an investment by the ROC shareholder that is subject to ROC laws and regulations. As a result, for the purposes of these regulations, any investment (within the meaning of the ROC laws regulating investments in Mainland China) by ChipMOS Bermuda in ChipMOS Shanghai may be deemed to be an investment in Mainland China by Mosel, if Mosel is determined to have controlling power over our management and operations. While the regulations do not define what constitutes “controlling power over management and operations,” we understand from our ROC special counsel, Lee and Li, that, due to Mosel’s equity interest in us and representatives on our Board of Directors, any conversion of the convertible notes or demand notes into shares of Modern Mind or other acquisition of shares of Modern Mind or ChipMOS Shanghai by ChipMOS Bermuda may be deemed an investment in Mainland China by Mosel and require approval by the Investment Commission of the ROC Ministry of Economic Affairs, or the Investment Commission, and be subject to the prohibitions described in the first paragraph of this risk factor. As a result, so long as Mosel is deemed to have controlling power over ChipMOS Bermuda’s management and operations, ChipMOS Bermuda may have to choose not to convert its convertible notes or demand notes into common shares of Modern Mind in order to avoid any violations by Mosel under these regulations. As a result, any significant ownership of our common shares by Mosel could materially and adversely restrict our ability and flexibility in structuring our investment in Mainland China and thereby affect our business prospects.

If Mosel were determined to be in violation of the applicable ROC laws and regulations governing investments in Mainland China, Mosel may be ordered by the Investment Commission to cease such investment activities in Mainland China within a specified period of time and may be subject to a fine of between NT$50,000 and NT$25 million. Mosel could comply with the order of the Investment Commission either by causing us to terminate our investment activities in Mainland China or by taking actions that will cause Mosel to cease having controlling power over our management and operations. If Mosel does not comply with the order of the Investment Commission, the ROC government can impose on the chairman of Mosel up to two years’ imprisonment, a fine of up to NT$25 million, or both. We cannot provide any assurance that any actions taken by Mosel to address any orders by the Investment Commission will be in the best interest of our other shareholders. See “— Risks Relating to Our Relationship with Mosel — Potential conflicts of interest with our major shareholder and its affiliates may cause us to turn down orders from other customers.” Any termination or disposal of ChipMOS Shanghai’s operations in Mainland China could have a material adverse effect on our financial condition, results of operations or prospects, as well as the market price of our common shares.

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

In the opinion of Lee and Li, our ROC special counsel, our technology transfer arrangements after April 7, 2004 as described above are in compliance with all applicable ROC laws and regulations. However, substantial uncertainties regarding the interpretation and application of those laws and regulations exist. Accordingly, we cannot assure you that ROC regulatory authorities will not take a view contrary to the opinion of our ROC special counsel. If ChipMOS Taiwan were determined to be in violation of applicable ROC laws and regulations governing technology cooperation with PRC persons and entities, ChipMOS Taiwan may be ordered by the Investment Commission to terminate such activity within a specified period of time and may be subject to a fine of between NT$50,000 and NT$25 million. In addition, if ChipMOS Taiwan does not comply with the order of the Investment Commission, the ROC government can impose on the chairman of ChipMOS Taiwan up to two years’ imprisonment, a fine of up to NT$25 million, or both. Any termination of our current technology transfer to ChipMOS Shanghai could materially adversely affect our Mainland China operations and our financial condition, results of operations or prospects, as well as the market price of our common shares.

Our current ownership structure and contractual arrangements with Jesper Limited, Modern Mind and ChipMOS Shanghai may not be effective in providing operational control of our Mainland China operations.

We provide our services in Mainland China through ChipMOS Shanghai, a wholly-owned subsidiary of Modern Mind. While we do not own any equity interest in Modern Mind, we have a controlling interest in Modern Mind through our ownership of a convertible note issued by Modern Mind. In 2004, we restructured our control of ChipMOS Shanghai and the way we provide our services in Mainland China through contractual arrangements with Jesper Limited, Modern Mind, and ChipMOS Shanghai. See “—The investment in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel as a result of any violation of ROC laws may cause Mosel to decrease its ownership in us significantly or cause Mosel to take other actions that may not be in the best interest of our other shareholders” for further details on these contractual arrangements. These contractual arrangements, however, may not be as effective in providing control over our Mainland China operations as would direct ownership in ChipMOS Shanghai.

Our ability to direct the operations we conduct through our subsidiaries and affiliated companies that we do not fully own may be limited by legal duties owed to other shareholders of such companies.

We conduct almost all of our operations through companies that we do not fully own. For example, almost all of our current consolidated operations are conducted through ChipMOS Taiwan, our 70.3% subsidiary, Chantek, ChipMOS Taiwan’s 68.0% subsidiary as of April 30, 2005, ThaiLin, ChipMOS Taiwan’s 27.6% subsidiary as of April 30, 2005, and ChipMOS Shanghai, in which we exercise control without holding any direct or indirect equity interest. We also conduct other activities through our affiliated entities. In accordance with the various laws of the relevant jurisdictions in which our subsidiaries and affiliates are organized, each of our subsidiaries and affiliates and their respective directors owe various duties to their respective shareholders. As a result, the actions we wish our subsidiaries or affiliates to take could be in conflict with their or their directors’ legal duties owed to their other shareholders. When those conflicts arise, our ability to cause our subsidiaries or affiliates to take the action we desire may be limited.

Any future outbreak of severe acute respiratory syndrome or other new or unusual diseases may materially affect our operations and business.

An outbreak of a contagious disease such as severe acute respiratory syndrome, for which there is no known cure or vaccine, may potentially result in a quarantine of infected employees and related persons, and affect our operations at one or more of our facilities or the operations of our customers or suppliers. We cannot predict at this time the impact any future outbreak could have on our business and results of operations.

Strained relations between the Republic of China and the People’s Republic of China could negatively affect our business and the market price of our shares.

Our principal executive offices and most of our testing and assembly facilities are located in Taiwan. The ROC has a unique international political status. The PRC government regards Taiwan as a renegade province and does not recognize the legitimacy of the ROC. Although significant economic and cultural relations have been established during recent years between the ROC and the PRC, relations have often been strained. In March 2005, the PRC government enacted an “Anti-Secession Law” codifying its policy of retaining the right to use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by the ROC to accept the PRC’s stated “one China” policy. Past developments in relations between the ROC and the PRC have on occasion depressed the market prices of the securities of Taiwanese or Taiwan related companies, including our own. Relations between the ROC and the PRC and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common shares.

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

Sales of substantial amounts of shares in the public market, or the perception that future sales may occur, could depress the prevailing market price of our shares. As of April 30, 2005, we had approximately 67.4 million shares outstanding, approximately 30.7 million shares of which are currently freely tradeable within the United States without restriction or further registration under the Securities Act of 1933. In July 2004, we issued 7,000,000 common shares pursuant to a registration statement filed on May 21, 2004. In November 2004, we issued US$85 million of convertible notes in a private offering outside of the United States, and in December 2004, we repurchased and cancelled US$699,000 of those convertible notes. We plan to issue, from time to time, additional shares in connection with employee compensation and to finance possible future investments or acquisitions. The issuance of additional shares may have a dilutive effect on other shareholders and may cause the price of our common shares to decrease. See “Item 6. Directors, Senior Management and Employees — Share Option Plan” for a discussion of the Share Option Plan that we have adopted for the benefit of all of our directors, officers, employees and consultants.

In addition, the indictment relating to Mr. Hu alleges that embezzled funds were used in investments by PacMOS Technologies Holdings Limited, which, as of April 30, 2005, owned 5.8% of our outstanding common shares. As a result, PacMOS may be ordered by relevant authorities to dispose of its investments made with any embezzled funds, which may result in a sale of our shares by PacMOS. A sale of a significant number of our shares by PacMOS or our other current shareholders could depress our share price.

Conversion of the notes will dilute the ownership interest of existing shareholders and future issuances of our securities could dilute your ownership.

In November 2004, we issued US$85 million (NT$2,698 million) of convertible notes due 2009, which bear interest at an annual rate of 1.75%. The notes are convertible into our common shares at an initial conversion price of US$7.85, which may be adjusted in certain circumstances, but shall not be less than 80% of the initial conversion price. The conversion of some or all of the convertible notes will dilute the ownership interest of existing shareholders. Any sales in the public market of the common shares issuable upon such conversion could adversely affect prevailing market prices of our common shares. In addition, the existence of the convertible notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common shares. As of April 30, 2005, no conversion of the convertible notes had taken place.

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

Semiconductors tested and assembled by us are used in personal computers, graphics applications, such as game consoles and personal digital assistants, or PDAs, communications equipment, such as cellular handsets, and consumer electronic products and display applications, such as flat-panel displays. In 2004, 40% of our net revenue was from testing services for memory and mixed-signal semiconductors, 39% from assembly services for memory and mixed-signal semiconductors, 18% from LCD and other flat-panel display driver semiconductor testing and assembly services and 3% from semiconductor turnkey services.

Our Structure and History

We are a holding company, incorporated in August 2000 under the Companies Act 1981 of Bermuda. We provide most of our services in Taiwan through our majority-owned subsidiary, ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan, and its subsidiaries and investees. We also provide services in Mainland China through ChipMOS TECHNOLOGIES (Shanghai) LTD., or ChipMOS Shanghai, a wholly-owned subsidiary of Modern Mind Technology Limited, or Modern Mind, which is one of our controlled consolidated subsidiaries. As of April 30, 2005, Mosel Vitelic Inc., or Mosel, indirectly owned approximately 38.8% of our common shares.

The following chart illustrates our corporate structure and our equity interest in each of our principal subsidiaries and affiliates as of April 30, 2005.(1)

(1)	Under ROC Financial Accounting Standards and the regulations of the Taiwan Securities and Futures Commission, we are required to consolidate the financial results of any subsidiaries in which we hold a controlling interest or voting interest in excess of 50%. In 2002, we consolidated the financial results of ChipMOS Taiwan and its 100% owned subsidiaries, ChipMOS Japan, ChipMOS USA, ChipMOS TECHNOLOGIES (H.K.) Limited, Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai. In 2003, we also consolidated the financial results of ThaiLin. From January 12 and 28, 2004, onwards, we also consolidated the financial results of Advanced Micro Chip Technology Co., Ltd. (which was liquidated in October 2004), and ChipMOS Logic, respectively, and from April 1, 2004, onwards, we also consolidated the financial results of Chantek. Starting from April 30, 2004, our financial results also included the financial results of WWT, which was merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and sold back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(2)	As of April 30, 2005, 3,899,999 shares of ChipMOS Hong Kong (formerly ChipMOS Far East Limited) were issued to us and one share was issued to Shih-Jye Cheng, our chairman and chief executive officer, representing 100% of the then issued share capital of ChipMOS Hong Kong. Shih-Jye Cheng holds the one share issued to him as trustee for and on behalf of our company.
(3)	On June 16, 2005, ChipMOS Taiwan and Chantek entered into a merger agreement, whereby Chantek will be merged into ChipMOS Taiwan, with ChipMOS Taiwan as the surviving entity. Under the merger agreement, shareholders of Chantek (other than ChipMOS Taiwan) may elect to receive cash or ChipMOS Taiwan shares in exchange for their Chantek shares. If all Chantek shareholders (other than ChipMOS Taiwan) elect to receive ChipMOS Taiwan shares, ChipMOS Taiwan will issue an additional 13.3 million shares and ChipMOS Bermuda’s interest in ChipMOS Taiwan will be reduced to approximately 69.3%. As of June 23, 2005, ChipMOS Taiwan expects the merger to close on November 1, 2005. For additional information regarding the merger agreement, please see “— ChipMOS TECHNOLOGIES INC.” below.
(4)	We control Modern Mind through our ownership of a convertible note issued by Modern Mind that may be converted into a controlling equity interest in Modern Mind. We do not currently own any equity interest in Modern Mind. ChipMOS Shanghai is a wholly-owned subsidiary of Modern Mind.

Below is a description of our principal consolidated subsidiaries:

        ChipMOS TECHNOLOGIES INC. ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan, was incorporated in Taiwan in July 1997 as a joint venture company of Mosel and Siliconware Precision and with the participation of other investors. Its operations consist of the testing and assembly of semiconductors. ChipMOS Taiwan also provides testing and assembly services on a turnkey basis, which entails ChipMOS Taiwan purchasing fabricated wafers and then selling tested and assembled semiconductors. We acquired our interest in ChipMOS Taiwan by issuing our common shares to ChipMOS Taiwan’s shareholders in exchange for their 70.3% shareholding in ChipMOS Taiwan in January 2001. In October 2001, ChipMOS Taiwan issued 6,911,732 common shares as employee bonuses. In December 2002, we issued 531,175 common shares in exchange for 5,633,442 ChipMOS Taiwan common shares held by these employees. As of April 30, 2005, we held 70.3% of the outstanding common shares of ChipMOS Taiwan and Siliconware Precision held 28.7%.

On June 16, 2005, ChipMOS Taiwan and Chantek, a 68.0% subsidiary of ChipMOS Taiwan, agreed to merge in a stock-for-stock transaction. Under the terms of the merger agreement, Chantek will be delisted from the Taiwan GreTai Securities Market and merged into ChipMOS Taiwan, with ChipMOS Taiwan as the surviving entity. Chantek shares will be exchangeable for ChipMOS Taiwan shares at the ratio of 3.6 to 1. Shareholders of Chantek may elect to receive cash payment of NT$6.16 per Chantek share in lieu of shares of ChipMOS Taiwan. If all Chantek shareholders (other than ChipMOS Taiwan) elect to receive ChipMOS Taiwan shares, ChipMOS Taiwan will issue approximately 13.3 million new shares and ChipMOS Bermuda’s interest in ChipMOS Taiwan will be reduced to approximately 69.3%. If all Chantek shareholders (other than ChipMOS Taiwan) elect to receive cash payment, ChipMOS Taiwan will pay approximately NT$295 million (US$9 million), and ChipMOS Bermuda’s interest in ChipMOS Taiwan will remain unchanged. Shareholders of ChipMOS Taiwan who do not approve of the merger may elect to receive cash payments no greater than the sum of the number of shares times the net book value per share as of March 31, 2005. If the shareholders of ChipMOS Taiwan (other than ChipMOS Bermuda) elect to receive cash payments, ChipMOS Taiwan will pay approximately NT$3,971 million (US$125 million). ChipMOS Taiwan currently expects to close the merger on November 1, 2005.

ChipMOS TECHNOLOGIES (H.K.) Limited. ChipMOS TECHNOLOGIES (H.K.) Limited, or ChipMOS Hong Kong (formerly ChipMOS Far East Limited), was incorporated in Hong Kong in November 2002. It is engaged in financial management and marketing and sales. As of April 30, 2004, we held 100% of the outstanding common shares of ChipMOS Hong Kong. Effective May 31, 2005, the name of ChipMOS Far East Limited was changed to ChipMOS TECHNOLOGIES (H.K.) Limited.

Modern Mind Technology Limited and ChipMOS TECHNOLOGIES (Shanghai) LTD. Modern Mind was incorporated in the British Virgin Islands in January 2002. Modern Mind conducts its operations through ChipMOS Shanghai, a wholly-owned subsidiary incorporated in Mainland China in June 2002. ChipMOS Shanghai is engaged in wafer testing, semiconductor assembly and testing, and module and subsystem manufacturing. We acquired a 100% equity interest in Modern Mind on December 12, 2002, and then transferred it to Jesper Limited on December 31, 2002. In 2003, we acquired from Jesper Limited a convertible note in the amount of US$37.5 million issued by Modern Mind that may be converted into a controlling equity interest in Modern Mind at a conversion rate of one ordinary share of Modern Mind for every US$1.00 if the repayment is not made when due. In 2004, we restructured our control of ChipMOS Shanghai and our Mainland China operations. On July 29, 2004, we replaced the US$37.5 million convertible note previously issued by Modern Mind in its entirety with a US$62.8 million demand note issued by Modern Mind, with the difference representing a US$25 million loan that we extended to Modern Mind from the net proceeds of our July 2004 offering of common shares. In addition, we extended a loan in the aggregate amount of US$30 million to Modern Mind from the net proceeds of our November 2004 convertible debt offering in exchange for demand notes issued by Modern Mind in the same aggregate amount. The demand notes are convertible at any time into common shares representing, immediately after the conversion, almost 100% of the then outstanding common shares of Modern Mind at a conversion rate of US$1.00 for each common share of Modern Mind. Payment under the demand notes are fully and unconditionally guaranteed by Jesper Limited and secured by a security interest in the entire equity interest in Modern Mind and ChipMOS Shanghai. We have obtained from Jesper Limited an irrevocable option to acquire at any time the common shares of Modern Mind then owned by Jesper Limited.

In addition, on April 22, 2004, ChipMOS Hong Kong and ChipMOS Shanghai entered into an exclusive services agreement, pursuant to which ChipMOS Shanghai will provide its services exclusively to ChipMOS Hong Kong or customers designated by ChipMOS Hong Kong. Under the exclusive services agreement, ChipMOS Hong Kong will purchase and consign to ChipMOS Shanghai all of the equipment required to render those services. The exclusive services agreement has a term of ten years which is automatically renewable for additional ten year periods unless either party provides written notice of intention to terminate at least 30 days prior to the expiration of such ten year term. In addition, ChipMOS Hong Kong may terminate the exclusive services agreement at any time by giving 30 days’ prior written notice.

See “Item 3. Key Information — Risk Factors — Risks Relating to Countries in Which We Conduct Operations — The investments in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel violating ROC laws governing investment in Mainland China by ROC companies or persons. Any sanctions on Mosel as a result of any violation of ROC laws may cause Mosel to decrease its ownership in us significantly or cause Mosel to take other actions that may not be in the best interest of our other shareholders” and “Item 3. Key Information — Risk Factors — Risks Relating to Countries in Which We Conduct Operations — Our current ownership structure and contractual arrangements with Jesper Limited, Modern Mind and ChipMOS Shanghai may not be effective in providing operational control of our Mainland China operations” for risks associated with our investment in Mainland China and these contractual arrangements.

ThaiLin Semiconductor Corp. ThaiLin was incorporated in Taiwan in May 1996, and is listed on the GreTai Securities Market in Taiwan. It is engaged in the provision of semiconductor testing services. ChipMOS Taiwan acquired a 41.8% interest in ThaiLin in December 2002. As of April 30, 2005, ChipMOS Taiwan held a 27.6% interest in ThaiLin. Under applicable accounting principles, ThaiLin was consolidated into our consolidated financial statements in 2003 because ChipMOS Taiwan was deemed to exert significant control over ThaiLin through common directors and management. Mr. S.J. Cheng, our chairman and chief executive officer and the director and chairman of ChipMOS Taiwan is also a director and the chairman of ThaiLin. In addition, four of the seven directors of ThaiLin are appointed by ChipMOS Taiwan. In August 2004, ThaiLin completed a NT$1,000 million convertible bond offering, and ChipMOS Taiwan purchased bonds in an amount of NT$100 million in that offering to maintain its percentage ownership in ThaiLin. ChipMOS Taiwan converted these convertible bonds in March 2005.

Advanced Micro Chip Technology Co., Ltd. AMCT was incorporated in Taiwan in March 2000. It provided gold bumping services, which are used in connection with the assembly of LCD and other flat-panel display driver semiconductors. In February 2003, ChipMOS Taiwan acquired a 23.1% interest in AMCT and increased its ownership during 2003 to 30.8% as of December 31, 2003. ChipMOS Taiwan purchased additional interests in AMCT in January, February and March 2004. As a result, ChipMOS Taiwan held a 99.7% equity interest in AMCT as of April 30, 2004. ChipMOS Taiwan completed the integration of all of AMCT’s business operations into ChipMOS Taiwan in April 2004 and completed liquidation of AMCT in October 2004.

CHANTEK ELECTRONIC CO., LTD. Chantek was incorporated in Taiwan in May 1989 and is listed on the GreTai Securities Market in Taiwan. It provides semiconductor assembly services for low-density volatile and non-volatile memory semiconductors, consumer semiconductors and microcontroller semiconductors. ChipMOS Taiwan acquired its ownership interest in Chantek in September 2002.

PlusMOS Technologies Inc., or PlusMOS, was incorporated in Taiwan in March 2000 as a joint venture between ChipMOS Taiwan and Mosel for the manufacture, design and sale of DRAM modules. On April 1, 2004, PlusMOS was merged into Chantek in a stock-for-stock merger pursuant to which shareholders of PlusMOS received 1.1 common shares of Chantek in exchange for one common share of PlusMOS. The merger was approved by the shareholders of Chantek and PlusMOS in December 2003. Upon consummation of this merger, ChipMOS Taiwan directly held a 34.2% interest in Chantek, which is the surviving entity. As a result, ChipMOS Taiwan became the controlling shareholder of Chantek. Starting from April 1, 2004, we began consolidating Chantek into our consolidated financial results and increased our interest in Chantek to 68.0% on November 30, 2004.

On June 16, 2005, ChipMOS Taiwan and Chantek entered into a merger agreement, whereby Chantek will be merged into ChipMOS Taiwan, with ChipMOS Taiwan as the surviving entity. For additional information regarding the merger agreement, see “— ChipMOS TECHNOLOGIES INC.” above.

ChipMOS Logic TECHNOLOGIES INC. ChipMOS Logic was incorporated in Taiwan in January 2004, with ChipMOS Taiwan holding a 62.5% interest and ThaiLin holding a 37.5% interest. ChipMOS Logic is engaged in logic testing services. On April 30, 2004, WWT, a Taiwan-based company engaged in logic testing services, merged into ChipMOS Logic, with ChipMOS Logic as the surviving entity, in a stock-for-stock merger pursuant to which shareholders of WWT received one common share of ChipMOS Logic in exchange for 10 common shares of WWT. Upon consummation of the merger between WWT and ChipMOS Logic, ChipMOS Taiwan and ThaiLin owned approximately 52.9% and 24.6%, respectively, of ChipMOS Logic, with the original management team of WWT, two original shareholders of WWT, including one creditor bank, and the management team of ChipMOS Logic owning the remaining interest. As of April 30, 2005, ChipMOS Taiwan and ThaiLin owned approximately 56.1% and 24.6%, respectively, of ChipMOS Logic.

First Semiconductor Technology, Inc. First Semiconductor Technology was incorporated in the United States of America in June 1998 and engages in IC logic testing services. ChipMOS Taiwan acquired a 67.8% ownership interest in First Semiconductor Technology on November 1, 2004 in connection with the purchase of certain assets and equipment from First International Computer Testing and Assembly, and transferred this interest to First Semiconductor Technology, Inc. on April 29, 2005 pursuant to a share repurchase agreement.

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

Focus on Providing Our Services to the High-Growth Segments of the Semiconductor Industry.

We intend to continue our focus on developing and providing advanced testing and assembly services for high-growth segments of the semiconductor industry, such as memory, mixed-signal and LCD and other flat-panel display driver semiconductors. In 2004, our revenue from testing and assembly of semiconductors for these segments accounted for 97% of our net revenue. We believe that our investments in equipment and research and development in some of these areas allow us to offer a differentiated service from our competition. In order to continue to benefit from the expected growth in these segments, we intend to continue to invest in capacity to meet the testing and assembly requirements of these key semiconductor market segments.

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

In 2004, we spent approximately 2% of our net revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of April 30, 2005, our research and development team comprised 192 persons.

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

Expand Our Offering of Vertically Integrated Services.

We believe that one of our competitive strengths is our ability to provide vertically integrated services to our customers. Vertically integrated services consist of the integrated testing, assembly and direct shipment of semiconductors to end-users designated by our customers. Providing vertically integrated services enables us to shorten lead times for our customers. As time-to-market and cost increasingly become sources of competitive advantage for our customers, they increasingly value our ability to provide them with comprehensive back-end services. Through ThaiLin, Chantek and ChipMOS Logic, we are able to offer vertically integrated services for a broad range of products, including memory, mixed-signal and LCD and other flat-panel display driver semiconductors. We believe that these affiliations, which offer complementary technologies, products and services as well as additional capacity, will continue to enhance our own development and expansion efforts into new and high-growth markets. We intend to establish new alliances with leading companies and, if suitable opportunities arise, engage in merger and acquisition activities that will further expand the services we can provide.

Focus on Increasing Sales through Long-Term Agreements with New and Existing Customers.

From time to time, we strategically agree to commit a portion of our testing and assembly capacity to certain of our customers. We intend to enter into long-term capacity agreements with more of our existing customers, as well as diversify our customer base by entering into long-term agreements with new customers. The customers we currently have long-term agreements with include ProMOS, DenMOS, Himax, Novatek and Oki. See “— Customers” below for a more detailed discussion of these long-term agreements. We believe that these long-term agreements help to insulate us from volatility in our capacity utilization rates and help us develop close relationships with our customers. As of April 30, 2005, 44% percent of our total current capacity was reserved under these long-term agreements.

Principal Products and Services

The following table presents, for the periods shown, revenue by service segment as a percentage of our net revenue.

	Year ended December 31,
	2002(1)	2003(2)	2004(3)
Testing
Memory testing revenue	34.5%	32.1%	36.5%
Mixed-signal testing revenue	1.2	2.9	3.5
Total testing revenue	35.7	35.0	40.0
Assembly
Memory assembly revenue	21.5	29.9	34.1
Mixed-signal assembly revenue	0.2	0.3	4.4
Total assembly revenue	21.7	30.2	38.5
LCD and other flat-panel display driver semiconductor testing and assembly revenue	15.2	18.7	18.3
Semiconductor turnkey revenue(4)	27.4	16.1	3.2

Total net revenue	100.0%	100.0%	100.0%

(1)	In 2002, we consolidated the financial results of ChipMOS Taiwan and its 100% owned subsidiaries, ChipMOS Japan, ChipMOS USA, ChipMOS Hong Kong, Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai.
(2)	In 2003, we consolidated the financial results of ThaiLin.
(3)	From January 12 and 28, 2004, onwards, we consolidated the financial results of Advanced Micro Chip Technology Co., Ltd. (which was liquidated in October 2004), and ChipMOS Logic, respectively, and from April 1, 2004, onwards, we also consolidated the financial results of Chantek. Starting from April 30, 2004, our financial results also included the financial results of WWT, which was merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and sold back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(4)	In 2003, includes trading revenue generated by ChipMOS Hong Kong.

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

Package	Lead-count	Description	End-User Applications
Small Outline J-lead Package (SOJ)	24-42	Designed for low lead-count memory devices, including DRAM and high speed SRAM	Personal computers, consumer electronics, audio and video products

Plastic Dual-in-line Package (PDIP)	16-48	Package with insertion leads on longer sides used in consumer electronics products	Electronic games, monitors, copiers, printers, audio and video products, personal computers

Plastic Leaded Chip Carrier (PLCC)	32-44	Package with leads on four sides used in consumer electronics products in which the size of the package is not vital	Copiers, printers, scanners, personal computers, electronic games, monitors

Thin Small Outline Package I (TSOP I)	28-48	Designed for high volume production of low lead-count memory devices, including flash memory, SRAM and MROM	Notebook computers, personal computers, still and video cameras and standard connections for peripherals for computers

Thin Small Outline Package II (TSOP II)	24-86	Designed for memory devices, including flash memory, SRAM, DRAM, SDRAM and DDR DRAM	Disk drives, recordable optical disk drives, audio and video products, consumer electronics, communication products

Low-Profile Quad Flat Package (LQFP)	48-128	Low-profile and light weight package designed for ASICs, digital signal processors, microprocessors/controllers, graphics processors, gate arrays, SSRAM, SDRAM, personal computer chipsets and mixed-signal devices	Wireless communication products, notebook computers, digital cameras, cordless/radio frequency devices

Thin Quad Flat Package (TQFP)	64-128	Designed for lightweight portable electronics requiring broad performance characteristics and mixed-signal devices	Notebook computers, personal computers, disk drives, office equipment, audio and video products and wireless communication products

Small Outline Package (SOP)	28-44	Designed for low lead-count memory and logic semiconductors, including SRAM and micro-controller units	Personal computers, consumer electronics, audio and video products, communication products

Multi-Chip Package (TSOP with organic substrate)	24-66	Our patented design for memory devices, including SRAM, DRAM and SDRAM	Notebook computers, personal computers, disk drives, audio and video products, consumer products, communication products

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

Our organic substrate-based packages employ a fine-pitch BGA design, which uses a plastic or tape laminate rather than a leadframe and places the electrical connections, or leads, on the bottom of the package rather than around the perimeter. The fine-pitch BGA format was developed to address the need for the smaller footprints required by advanced memory devices. Benefits of ball grid array assembly over leadframe-based assembly include:

•	smaller size;

•	smaller footprint on a printed circuit board;

•	better electrical signal integrity; and

•	easier attachment to a printed circuit board.

The following diagram presents the basic component parts of a fine-pitch BGA package:

The following table presents the lead-count, description and end-user applications of organic substrate-based packages we currently assemble:

Package	Connections	Description	End-User Applications
Fine-pitch BGA	36-208	Low-cost and space-saving assembly designed for low input/output count, suitable for semiconductors that require a smaller package size than standard BGA	Memory, analog, flash memory, ASICs, radio frequency devices, personal digital assistants, cellular handsets, communication products, notebook computers, wireless systems

Fine-Pitch BGA (face down chip type)	54-92	Our patented design for DRAM products that require high performance and chip scale package	Notebook computers, cellular handsets, global positioning systems, personal digital assistants, wireless systems

Multi-Chip BGA	48-208	Our patented design for assembly of two or more memory chips (to increase memory density) or memory and logic chips in one BGA package	Notebook computers, digital cameras, personal digital assistants, global positioning systems, sub-notebooks, board processors, wireless systems

Stacked-Chip CSP	48-72	Designed for assembly of two or more memory chips or logic and memory chips in one chip scale package (CSP)	Cellular handsets, digital cameras, personal digital assistants, wireless systems, notebook computers, global positioning systems

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

Chip-on-Glass Technology

COG technology is an electronic assembly technology that is used increasingly in assembling LCD and other flat-panel display driver semiconductors for communications equipment. Compared to the traditional bonding process for TCP or COF, the new COG technology requires lower bonding temperature. In addition, the COG technology reduces assembly cost as it does not use tapes for interconnection between the LCD panel and the printed circuit board.

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

Semiconductor Turnkey

Our semiconductor turnkey services consist of our purchase of fabricated wafers, primarily memory semiconductors, principally from Siltrontech Electronic Corp. and MediaTek Inc. We then test and assemble the dies cut from the fabricated wafers and resell the completed semiconductors to our customers. We typically engage in more semiconductor turnkey services when the market demand for our other testing and assembly services decreases. In 2004, the level of our semiconductor turnkey services declined due to the increase in customer orders for our testing and assembly services. In 2003, our revenue from our semiconductor turnkey services also included trading revenue generated by ChipMOS Hong Kong from purchases and sales of certain components for DVD/CD-ROM/CD-RW drives provided to third parties. We did not generate any trading revenue in 2004.

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

The number of our customers has grown from 46 in 1999 to 180 in 2004 and more than 188 in the first quarter of 2005. Our top 15 customers in the first quarter of 2005 include (in alphabetical order):

Atmel Corporation

Cypress Semiconductor Corp.

DenMOS Technology, Inc.

Elite Semiconductor Memory Technology Inc.

Higtech Technology Co., Ltd.

Himax Technologies, Inc.

Hynix Semiconductor Inc.

Integrated Silicon Solution, Inc.

Macronix International Co., Ltd.

Novatek Microelectronics Corp., Ltd.

Oki Electric Industry Co., Ltd.

Powerchip Semiconductor Corp.

ProMOS Technologies Inc.

Semiconductor Manufacturing International Corporation

Spansion Inc.

In 2002, our largest customer, Mosel, accounted for 35% of our net revenue, our second largest customer, Ultima, accounted for approximately 19% of our net revenue and our third largest customer, Macronix International Co. Ltd., accounted for approximately 5% of our net revenue. In 2003, our largest customer was ProMOS, which accounted for 19% of our net revenue, while our second largest customer, Mosel, accounted for almost 19% of our net revenue, and our third largest customer, Ultima, accounted for 12% of our net revenue. Mosel ceased to be a key customer of ours following the transfer of all of its DRAM business to ProMOS in the period from July to December 2003. In 2004, our largest customer was ProMOS, our second largest was Powerchip Semiconductor Corp., and our third largest customer was Himax Technologies, Inc., accounting for 28%, 11%, and 6% of our net revenue, respectively. We have been successful in attracting new customers, such as Renesas Technology Corporation, FASL (Kuala Lumpur) Sdn. Bhd. and Texas Instrument Japan Limited in 2003 and Hynix Semiconductor Inc. in 2004. In April 2005, we extended the duration of our agreement with ProMOS, under which we reserve assembly capacity and testing services for ProMOS and ProMOS is committed to place orders in the amount of the reserved capacity, until the end of 2009. In May 2005, we extended the duration of our contract with Himax Technologies, Inc. until the end of 2008.

The majority of our customers do not enter into long-term contracts with us, and instead purchase our services through purchase orders and provide us every month with three-month non-binding rolling forecasts. The price for our services is typically agreed upon at the time when a purchase order is placed. In 2002, 2003 and 2004, we entered into several long-term agreements with some of our key customers, including ProMOS, DenMOS, Himax, Novatek and Oki, under which we reserved capacity for such customers and under which such customers committed to place orders in the amount of the reserved capacity primarily through 2005 and 2006, some of which may be reduced by these customers under the agreements. These agreements generally provide that the price of our services will be agreed upon at the time our customers place the orders under such agreements. If we are unable to test and assemble the agreed number of semiconductors in any given month, such customers may generally use a third party to cover the shortfall. However, under these agreements, we are generally entitled to cure any shortfall in the following month. If we fail to do so, we may generally be liable for damages up to the amount equal to the number of shortfall units in the given month multiplied by the average sales price per unit in that month. If a customer fails to place orders according to the reserved capacity, we are generally entitled to damages based on our costs for the equipment, tooling costs, costs for personnel dedicated to the provisions of capacity to such customer, and the costs for raw materials. As of April 30, 2005, 44% of our total current capacity has been reserved for such customers.

The following table sets forth, for the periods indicated, the percentage breakdown of our net revenue, categorized by geographic region based on the jurisdiction in which each customer is headquartered.

	Year ended December 31,
	2002	2003	2004
Taiwan	88%	84%	81%
Japan	3	5	4
United States	3	5	11
Hong Kong SAR	6	5	1
Others	— (1)	1	3

Total	100%	100%	100%

(1)	Less than 1%.

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

Sales and Marketing

We maintain sales and marketing offices in Taiwan, Hong Kong, Japan and the United States. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan, mixed-signal semiconductors in Taiwan, Japan and the United States, LCD and other flat-panel display driver semiconductors in Japan, Taiwan and Hong Kong, and module and subsystem manufacturing in Taiwan and Mainland China. As of April 30, 2005, our sales and marketing efforts were primarily carried out by teams of sales professionals, application engineers and technicians totaling 38 staff. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

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

We have appointed a non-exclusive sales agent for promoting our services for memory semiconductors in the United States and Japan. Our sales agent helps us promote and market our services, maintain relations with our existing and potential customers and communicate with our customers on quality, specific requirements and delivery issues. We generally pay our sales agent a commission of 2.5% or 5% of our revenue from services for memory semiconductors in the United States and Japan. For the years ended December 31, 2003 and 2004, we paid NT$9 million and NT$22 million, respectively, in commissions to our sales agent.

Research and Development

We believe that research and development is critical to our future success. In 2002, 2003 and 2004 we spent approximately NT$327 million, or 5%, NT$295 million, or 3%, and NT$296 million, or 2%, respectively, of our net revenue on research and development. We intend to sustain our commitment to these efforts.

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

As of April 30, 2005, we employed 192 employees in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

We maintain laboratory facilities to analyze the characteristics of semiconductor packages by computer simulation, and verify their performance by measurement devices. The use of computer simulation substantially reduces the time required to validate the suitability of a package for a given application, as compared with physical testing methods.

Quality Control

We believe that our reputation for high quality and reliable services has been an important factor in attracting and retaining leading international semiconductor companies as customers for our testing and assembly services. We are committed to delivering semiconductors that meet or exceed our customers’ specifications on time and at a competitive cost. We maintain quality control staff at each of our facilities. As of April 30, 2005, we employed 399 personnel for our quality control activities. Our quality control staff typically includes engineers, technicians and other employees who monitor testing and assembly processes in order to ensure high quality. We employ quality control procedures in the following critical areas:

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

In addition, to enhance our performance and our research and development capabilities, we also installed a series of high-cost equipment, such as temperature humidity bias testers, low temperature storage-life testers and highly accelerated stress testers. We believe that many of our competitors do not own this equipment.

As a result of our ongoing focus on quality, we achieved monthly assembly yields of an average of 99.99% for our TSOP packages, 99.85% for our TCP packages, 99.78% for our COF packages and 99.50% for our COG packages in 2004. The assembly yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped back to customers divided by the number of individual integrated circuits that are attached to leadframes or organic substrate.

Facilities

We provide testing services through our three facilities in Taiwan and one facility in Shanghai, with one facility at each of the following locations: the Hsinchu Industrial Park, the Hsinchu Science Park, the Southern Taiwan Science Park and the Shanghai Qingpu Industrial Zone. We provide assembly services through our facility at the Southern Taiwan Science Park and our facility at the Shanghai Qingpu Industrial Zone. We own the land for our Hsinchu Industrial Park testing facility, and we lease the land for our Hsinchu Science Park testing facility and Tainan assembly facility from the Science Park Administration under three 20-year leases. Two leases for our Hsinchu Science Park facility will expire in 2008 and 2017, respectively, and the lease for our Southern Taiwan Science Park facility will expire in 2016.

In March 2002, Modern Mind entered into a cooperation agreement with the Shanghai Qingpu Industrial Zone Development Group Company under which Modern Mind has agreed to construct a permanent wholly-owned facility in the Shanghai Qingpu Industrial Zone to provide testing and assembly services. Modern Mind commenced construction of the facility in Shanghai in June 2002. We currently expect to move into this facility in the third quarter of 2005. Pending commencement of production at the permanent facility, Modern Mind is operating in a temporary facility leased from a third party. Commercial testing and assembly services at this temporary facility commenced in March 2003. Modern Mind currently offers TSOP packages and testing and assembly of memory semiconductors, and intends to expand into the various testing and assembly services offered by us. Subsequent to the commencement of production at the permanent facility, we will also provide gold bumping services at the temporary facility. In connection with the planned operations in Shanghai, Modern Mind has invested, through ChipMOS Shanghai, US$92.5 million in the new testing and assembly facility and equipment currently being used in the temporary facility in Shanghai and Modern Mind has committed to invest an additional US$157.5 million by December 6, 2007 in the permanent testing and assembly facility.

In December 2004, we sold our Kaohsiung testing facility to Radiant Opto-Electronics Corporation.

The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of April 30, 2005.

Location of Facility	Primary Use	Size of Land	Testers/Bonders
Chupei, Hsinchu – Chantek	Assembly/Gold Bumping(1)	21,620 square meters	256 wire bonders 2 stepper 2 aligners
Chupei, Hsinchu – ChipMOS Logic	Testing	12,873 square meters	63 testers
Hsinchu Industrial Park, Taiwan – ThaiLin	Testing	25,779 square meters	78 testers
Hsinchu Science Park, Taiwan	Testing	28,632 square meters	161 testers
Southern Taiwan Science Park, Taiwan	Assembly/Testing	56,680 square meters	156 wire bonders
88 inner lead bonders
105 testers
Shanghai Qingpu Industrial Zone, Mainland China	Assembly/Testing/Modules and Subsystem Manufacturing	291,959 square meters	6 testers 51 wire bonders

(1)	Gold bumping equipment at this facility belongs to ChipMOS Taiwan.

On August 24, 2004, we, through ThaiLin and ChipMOS Taiwan, entered into an agreement for the acquisition of certain testing and assembly assets of FICTA, including 52 testers, 133 wire bonders, machinery, equipment, raw materials, spare parts, and related patents. The value of the transaction was approximately NT$1,050 million (US$33 million) and the transaction closed on November 1, 2004.

Raw Materials

Semiconductor testing requires minimal raw materials. Fabricated wafers are the main raw materials for our semiconductor turnkey services. Substantially all of the raw materials used in our memory and mixed-signal semiconductor assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the LCD and other flat-panel display driver semiconductor testing and assembly process include carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 35%, 23% and 21% of our net revenue in 2002, 2003 and 2004, respectively.

We do not maintain large inventories of leadframes, organic substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately one month’s production based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, several of our principal suppliers dedicate portions of their inventories, typically in amounts equal to the average monthly amounts supplied to us, as reserves to meet our production requirements. However, shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — If we are unable to obtain raw materials and other necessary inputs from our suppliers in a timely and cost-effective manner, our production schedules would be delayed and we may lose customers and growth opportunities and become less profitable” for a discussion of the risks associated with our raw materials purchasing methods. For example, with the exception of aluminum bags and inner and outer boxes, which we acquire from local sources, the raw materials used in our TCP process and for modules are obtained from a limited number of Japanese suppliers.

Equipment

Testing of Memory and Mixed-Signal Semiconductors

Testing equipment is the most capital intensive component of the testing business. Upon the acquisition of new testing equipment, we install, configure, calibrate and perform burn-in diagnostic tests on the equipment. We also establish parameters for the testing equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of April 30, 2005, we operated 308 testers. We generally seek to purchase testers with similar functionality that are able to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Advantest Corporation, Agilent Technologies and Credence Systems Corporation.

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

Assembly of Memory and Mixed-Signal Semiconductors

The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. As of April 30, 2005, we operated 463 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.

Testing and Assembly of LCD and Other Flat-Panel Display Driver Semiconductors

We acquired TCP-related equipment from Sharp to begin our TCP-related services. We subsequently purchased additional TCP-related testers from Yokogawa Electric Corp. and Advantest Corporation and assembly equipment from Shibaura Mechatronics Corp., Athlete FA Corp. and Sharp Takaya Electronics Corp. As of April 30, 2005, we operated two steppers and two aligners for gold bumping and 88 inner lead bonders for assembly and 105 testers for LCD and other flat-panel display driver semiconductors. We are currently in the process of purchasing additional testing equipment. The testing equipment can be used for the TCP, COF and COG processes, while the inner lead bonders are only used in the TCP and COF processes. The same types of wafer grinding, auto wafer mount and die saw equipment is used for the TCP, COF and COG processes. In addition, auto inspection machines and manual work are used in the COG process, which is more labor intensive than the TCP and COF processes.

Competition

The independent testing and assembly markets are very competitive. Our competitors include large IDMs with in-house testing and assembly capabilities and other independent semiconductor testing and assembly companies, especially those offering vertically integrated testing and assembly services, such as Advanced Semiconductor Engineering Inc., Amkor Technology, Inc., ASAT Limited, ASE Test Limited, King Yuan Electronics Co., Ltd., Siliconware Precision, and STATS ChipPAC Ltd. We believe that the principal measures of competitiveness in the independent semiconductor testing industry are:

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

Intellectual Property

As of April 30, 2005, we held 433 patents in Taiwan, one patent in the United Kingdom, one patent in Japan, 14 patents in the United States and eight patents in the People’s Republic of China, relating to various semiconductor testing and assembly technologies. These patents will expire at various dates through June 1, 2024. As of April 30, 2005, we also had a total of three pending patent applications in the United States, 67 in Taiwan and one in the People’s Republic of China. In addition, we have registered “ChipMOS” and its logo and “InPack” as trademarks in Taiwan, and “ChipMOS” and its logo as trademarks in the United States, the People’s Republic of China, Japan and in the European Community.

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

We acquired our testing and assembly technology for TCPs under a licensing agreement with Sharp Corporation. The term of the agreement with Sharp is for five years beginning February 10, 2000. Pursuant to this agreement, Sharp licensed to us TCP-related technology and intellectual property rights. We in turn pay a royalty fee to Sharp ranging from 3% to 5% of the service fee paid to us by our customers minus the material cost incurred from providing TCP-related services over the term of the licensing agreement, except for the TCP- related services provided to Sharp. Sharp has granted us a grace period for the payment of the royalty fees, which expired in September 2004, during which we may defer the payment of a portion of the royalty fee due to Sharp until the expiry of the grace period or until the amount of deferred royalty fee exceeds approximately ¥151 million. In 2002, 2003 and 2004, we incurred royalty obligations of ¥32 million, ¥22 million and ¥16 million, respectively, to Sharp, the total amount of which was paid in October 2004.

On April 7, 2004, ChipMOS Bermuda entered into an assignment agreement with ChipMOS Taiwan, as amended on May 14 and October 11, 2004, pursuant to which ChipMOS Taiwan transferred all of the technologies it owned to ChipMOS Bermuda for a purchase price of US$19.7 million, which was paid in November 2004.

On April 7, 2004, ChipMOS Bermuda entered into a patent license agreement with ChipMOS Taiwan, which was amended on July 8, 2004, October 11, 2004 and December 30, 2004, pursuant to which ChipMOS Bermuda grants to ChipMOS Taiwan a non-exclusive royalty-bearing license with respect to certain patents and patent applications until the expiration of the term of the last of these patents. Under the patent license agreement, ChipMOS Taiwan will pay ChipMOS Bermuda a royalty in the aggregate of US$20 million, payable in 80 quarterly installments of US$250,000 each. The first installment was paid in April 2005.

Environmental Matters

Semiconductor testing does not generate significant pollutants. The semiconductor assembly process generates gaseous chemical wastes, principally at the molding stage. Liquid waste is produced when silicon wafers are ground thinner and diced into chips with the aid of diamond saws and cooled with running water. In addition, excess material on leads and moldings are removed from assembled semiconductors in the trimming and dejunking processes, respectively. We have installed various types of liquid and gaseous chemical waste-treatment equipment at our semiconductor assembly facilities. We believe that we have adopted adequate and effective environmental protection measures that are consistent with semiconductor industry practices in Taiwan and Mainland China. In addition, we believe we are in compliance in all material respects with current environmental laws and regulations applicable to our operations and facilities.

All of our facilities in Taiwan have been certified as meeting the ISO 14001 environmental standards by the International Organization for Standardization. Our testing facility at the Hsinchu Science Park won both the “Plant Greenery and Beautification Award” in 1999, 2000 and 2002 and the “Safety & Health Excellent Personnel Award” in 2001 from the Science Park Administration, the “Green Office Award” from the Environment Protection Administration of the ROC in 2000 and the “Outstanding Voluntary Protection Program Award” by the Labor Affairs Commission of the ROC in 1999. Our assembly facility at the Southern Taiwan Science Park won the “Green Office Award” from the Environment Protection Administration of the ROC in 2001. In 2003, we won several environmental awards, including the “Environmental Protection Excellent Unit Award,” the “Plant Greenery and Beautification Award,” the “Environment Maintain Award” and the “Safety & Health Excellent Personnel Award,” each awarded by the Science Park Administration. We will continue to implement programs, measures and related training to reduce industrial waste, save energy, and control pollution. In 2001, ChipMOS Taiwan completed a lead-free process control program, which offers a lead-free method in a semiconductor package, a lead-free plating, a lead-free solder ball and a lead-free reliability method and specification. The same lead-free process control program was completed by Chantek in April 2005.

Insurance

We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damages due to all risks, including but not limited to, fire and lightning and earthquakes. The maximum coverage of our property insurance is approximately NT$23,123 million. In addition, ThaiLin also maintains an all-risks policy for a maximum coverage of approximately NT$3,243 million, and ChipMOS Shanghai maintains property insurance policies for a maximum coverage of approximately RMB235 million. As of the end of 2004, we had received approximately NT$113 million in insurance compensation related to the earthquake that occurred on September 21, 1999.

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

Employees

See “Item 6. Directors, Senior Management and Employees – Employees” for certain information relating to our employees.

Taxation

See “Item 5. Operating and Financial Review and Prospects – Taxation” for certain information regarding the effect of PRC and ROC tax regulations on our operations.

Item 5. Operating and Financial Review and Prospects

Overview

We provide a broad range of semiconductor testing and assembly services primarily for memory, mixed-signal, and LCD and other flat-panel display driver semiconductors. We also provide semiconductor turnkey services by purchasing fabricated wafers and selling tested and assembled semiconductors. In 2004, our consolidated net revenue was NT$15,036 million (US$474 million) and our net income was NT$1,676 million (US$53 million).

We are a holding company, incorporated in Bermuda on August 1, 2000. We provide most of our services through our majority-owned subsidiary, ChipMOS Taiwan, and its subsidiaries and investees. ChipMOS Taiwan was founded in 1997 as a joint venture between Mosel and Siliconware Precision and with the participation of other investors. As of April 30, 2005, we held 70.3% of the outstanding common shares of ChipMOS Taiwan, and Siliconware Precision held 28.7%. In Taiwan, we conduct testing operations in our facilities at the Hsinchu Science Park and the Hsinchu Industrial Park and testing and assembly operations in our facility at the Southern Taiwan Science Park. We also conduct operations in Mainland China through ChipMOS Shanghai, a wholly-owned subsidiary of Modern Mind Technology Limited, or Modern Mind, which is one of our controlled consolidated subsidiaries. ChipMOS Shanghai operates a testing and assembly facility at the Qingpu Industrial Zone in Shanghai. Through our subsidiaries, we also have equity interests in other companies that are engaged in the semiconductor industry. See “Item 4. Information on the Company — Overview of the Company” for more details.

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

The current generation of advanced testers typically cost between US$2 million and US$3 million each, while wire bonders used in assembly typically cost approximately US$85,000 each and inner-lead bonders for tape carrier package, or TCP, chip-on-film, or COF, assembly cost approximately US$370,000 each and chip-on-glass, or COG, assembly cost approximately US$160,000 each. We begin depreciating our equipment when it is placed into commercial operation. There may be a time lag between the time when our equipment is placed into commercial operation and when it achieves high levels of utilization. In periods of depressed semiconductor industry conditions, we may experience lower than expected demand from our customers and a sharp decline in the average selling prices of our testing and assembly services, resulting in an increase in depreciation expenses relative to net revenue. In particular, the capacity utilization rates for our testing equipment may be severely affected during a semiconductor industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, or IDMs, which typically maintain larger in-house testing capacity than in-house assembly capacity.

Highly Cyclical Nature of the Semiconductor Industry. Highly cyclical, the worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn beginning in the fourth quarter of 2000 that was followed by a modest recovery since 2002. The significant decrease in market demand for semiconductors that began in 2000 adversely affected our results of operations for 2001 and 2002. During periods of decreased demand for assembled semiconductors, some of our customers may forego or simplify final testing of certain types of semiconductors, such as DRAM, further intensifying our difficulties.

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

Recent Acquisitions

On April 1, 2004, PlusMOS merged into Chantek in a stock-for-stock merger, with Chantek as the surviving entity. Chantek provides semiconductor assembly services for low-density volatile and non-volatile memory semiconductors, consumer semiconductors and microcontroller semiconductors, and subsequent to the merger, also manufactures, designs and sells DRAM modules. Upon the consummation of the merger, ChipMOS Taiwan held a 34.2% interest in Chantek, and Chantek became one of our consolidated subsidiaries as of April 1, 2004. The consolidation of Chantek has significantly affected our financial results for the year ended December 31, 2004 and our financial position as of December 31, 2004.

On April 30, 2004, WWT, a Taiwan-based logic testing company, merged into ChipMOS Logic, one of our majority-owned subsidiaries, with ChipMOS Logic as the surviving entity. We consolidated our mixed-signal semiconductor testing services into the combined entity and provide mixed-signal semiconductor testing services to both our existing customers and WWT’s customers through ChipMOS Logic. The merger affected our results of operations, cash flow from operations and financial position for future periods starting from April 30, 2004.

On August 24, 2004, we, through ThaiLin and ChipMOS Taiwan, entered into an agreement for the acquisition of certain testing and assembly assets of FICTA, including 52 testers, 133 wire bonders, and machinery, equipment, raw materials, spare parts, and patents. The value of the transaction was approximately NT$1,050 million (US$33 million) and the transaction closed on November 1, 2004. As part of this transaction, ChipMOS Taiwan acquired a 67.8% ownership interest in First Semiconductor Technology, Inc., which was incorporated in the United States of America in June 1998 and engages in IC logic testing services. This acquisition did not have a material effect on our financial results for the year ended December 31, 2004 nor our financial position as of December 31, 2004. On April 29, 2005, ChipMOS Taiwan transferred its interest in First Semiconductor Technology, Inc. to First Semiconductor Technology, Inc. in a transaction valued at NT$63 million (US$2 million).

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

	Year ended December 31,
	2002(1)	2003(2)	2004(3)	2004(3)
	NT$	NT$	NT$	US$
	(in millions)
Testing
Memory	$2,254.2	$2,890.3	$5,491.9	$173.0
Mixed-signal	76.9	265.5	529.7	16.7
Total testing	2,331.1	3,155.8	6,021.6	189.7
Assembly
Memory	1,404.5	2,701.4	5,130.1	161.7
Mixed-signal	10.7	27.5	660.7	20.8
Total assembly	1,415.2	2,728.9	5,790.8	182.5
LCD and other flat-panel display driver semiconductor testing and assembly	991.8	1,683.5	2,749.8	86.6
Semiconductor turnkey(4)	1,787.8	1,458.3	473.6	14.9
Total	$6,525.9	$9,026.5	$15,035.8	$473.7

(1)	In 2002, we consolidated the financial results of ChipMOS Taiwan and its 100% owned subsidiaries, ChipMOS Japan, ChipMOS USA, ChipMOS Hong Kong, Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai.
(2)	In 2003, we consolidated the financial results of ThaiLin.
(3)	From January 12 and 28, 2004, onwards, we consolidated the financial results of Advanced Micro Chip Technology Co., Ltd. (which was liquidated in October 2004), and ChipMOS Logic, respectively, and from April 1, 2004, onwards, we also consolidated the financial results of Chantek. Starting from April 30, 2004, our financial results also included the financial results of WWT, which was merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and sold back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(4)	In 2003, includes trading revenue generated by ChipMOS Hong Kong.

Our net revenue consists primarily of service fees for testing and assembling semiconductors, and to a lesser extent, fees from equipment rentals to semiconductor manufacturers for engineering testing, less allowances for product returns. We offer testing services for memory semiconductors, mixed-signal semiconductors and testing and assembly services for LCD and other flat-panel display driver semiconductors. We also offer semiconductor turnkey services to utilize our excess capacity available from time to time.

Some of our customers have entered into agreements with us, under which we reserve an agreed capacity for such customers and under which such customers commit to place orders in the amount of the reserved capacity for periods from 2005 to 2009, some of which may be reduced by these customers under the agreements. As of April 30, 2005, 44% percent of our total current capacity was reserved under the above mentioned capacity guarantee contracts. However, most of our other customers generally do not place purchase orders far in advance and our contracts with customers generally do not require minimum purchases of our products or services. Our customers’ purchase orders have varied significantly from period to period because demand for their products is often volatile.

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

Related Party Revenues

In 2002, 2003 and 2004, 56%, 56% and 32%, respectively, of our net revenue were derived from related parties. While we believe that our transactions with related parties were entered into on an arm’s-length basis, we have from time to time extended them favorable payment terms, as discussed in the preceding paragraph. See “Item 7. Major Shareholders and Related Party Transactions” for more information concerning our related party transactions.

Geography and Currency

We generate most of our net revenue from customers headquartered in Taiwan, which represented 88%, 84% and 81% of our net revenue in 2002, 2003 and 2004, respectively. We also generate net revenue from customers in the PRC, Japan, the United States, Hong Kong and other countries. Our service fees and revenue are generally denominated in the currency of the jurisdiction in which our facilities are located, for example NT dollars for our Taiwan operations and RMB for our Mainland China operations. As we generate most of our net revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 25 to our audited consolidated financial statements and “Item 11. Quantitative and Qualitative Disclosure about Market Risk — Market Risks — Foreign Currency Risks” for certain information on our exchange rate risks.

Cost of Revenue and Gross Profit (Loss)

Our cost of revenue consists primarily of the following: depreciation and amortization expenses, raw material costs, and labor and overhead expenses, which include royalty payments for licensed technologies, sub-contract fees and rental expenses. Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of testing and assembly equipment and facilities, including our investment in our Mainland China operations. Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. As of April 30, 2005, we had 413 testers, 463 wire bonders, 88 inner-lead bonders, two steppers and two aligners. We use inner-lead bonders for the assembly of LCD and other flat-panel display driver semiconductors using TCP or COF technology, and wire bonders for thin small outline package, or TSOP, ball-grid array, or BGA, and some other package assembly technologies. Our average capacity utilization rate for assembly of memory and mixed-signal semiconductors was 88% in 2004, 89% in 2003 and 60% in 2002. In addition, our average capacity utilization rate for LCD and other flat-panel display driver semiconductor testing and assembly was 76% in 2004, 82% in 2003 and 62% in 2002.

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

The following table sets forth, for the periods indicated, our gross profit (loss) and our gross profit (loss) margin as a percentage of net revenue.

	Year ended December 31,
	2002(1)	2003(2)	2004(3)	2004(3)
	NT$	NT$	NT$	US$
	(in millions, except percentages)
Gross profit (loss):
Testing
Memory	$(48.8)	$607.7	$2,329.0	$73.4
Mixed-signal	(304.8)	(161.3)	(100.9)	(3.2)
Total testing	(353.6)	446.4	2,228.1	70.2
Assembly
Memory	18.9	538.7	1,095.4	34.5
Mixed-signal	2.0	5.7	(122.3)	(3.8)
Total assembly	20.9	544.4	973.1	30.7
LCD and other flat-panel display driver semiconductor testing and assembly	126.0	528.2	970.2	30.5
Semiconductor turnkey(1)	20.9	48.0	6.9	0.2
Total	$(185.8)	$1,567.0	$4,178.3	131.6

Gross profit (loss) margin:
Testing
Memory	(2.2)%	21.0%	42.4%	42.4%
Mixed-signal	(396.7)	(60.8)	(19.1)	(19.1)
Total testing	(15.2)	14.1	37.0	37.0
Assembly
Memory	1.4	19.9	21.4	21.4
Mixed-signal	18.5	20.8	(18.5)	(18.5)
Total assembly	1.5	19.9	16.8	16.8

	Year ended December 31,
	2002 (1)	2003 (2)	2004 (3)	2004 (3)
	NT$	NT$	NT$	US$
	(in millions, except percentages)
LCD and other flat-panel display driver semiconductor testing and assembly	12.7	31.4	35.3	35.3
Semiconductor turnkey(4)	1.2	3.3	1.5	1.5
Overall	(2.8)%	17.4%	27.8%	27.8%

(1)	In 2002, we consolidated the financial results of ChipMOS Taiwan and its 100% owned subsidiaries, ChipMOS Japan, ChipMOS USA, ChipMOS TECHNOLOGIES (H.K.) Limited, Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai.
(2)	In 2003, we consolidated the financial results of ThaiLin.
(3)	From January 12 and 28, 2004, onwards, we consolidated the financial results of Advanced Micro Chip Technology Co., Ltd. (which was liquidated in October 2004), and ChipMOS Logic, respectively, and from April 1, 2004, onwards, we also consolidated the financial results of Chantek. Starting from April 30, 2004, our financial results also included the financial results of WWT, which was merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and sold back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(4)	In 2003, includes trading revenue generated by ChipMOS Hong Kong.

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

Minority Interests and Interest in Bonuses Paid by Subsidiaries

Minority interests represent the portion of our income that is attributable to the shareholding in our consolidated subsidiaries that we do not own. For 2002, the minority interests were attributable to the minority interests owned by Siliconware Precision and other investors in ChipMOS Taiwan. For 2003, the minority interests were attributable to the minority interests owned by Siliconware Precision and other investors in ChipMOS Taiwan and the public shareholders’ interest in ThaiLin. Commencing in 2004, minority interests will also include the portion of our income attributable to the shareholdings in Chantek and ChipMOS Logic that we do not own.

Interest in bonuses paid by subsidiaries represents our portion of ChipMOS Taiwan’s distributable earnings that are appropriated as bonuses to employees and remuneration to directors and supervisors of ChipMOS Taiwan, as required by ROC regulations and ChipMOS Taiwan’s articles of incorporation. None of our subsidiaries paid any such bonuses to directors, supervisors and employees in 2002, 2003 and 2004.

Net Income (Loss)

Our business incurred net losses in 2002, primarily due to the overall weak economic conditions in the semiconductor markets we serve. We were again profitable in 2003 and 2004 with net income of NT$482 million and NT$1,676 million, respectively, due to increased revenue and improved gross margins. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things. For additional information on factors that will affect our future performance, see “Item 3. Key Information — Risk Factors.”

Results of Operations

The following table presents selected operating data as a percentage of net revenue for the periods indicated:

	Year ended December 31,
	2002	2003	2004
	(percentage of net revenue)
ROC GAAP:
Net revenue	100.0%	100.0%	100%
Cost of revenue	102.8	82.6	72.2

Gross profit (loss) margin	(2.8)	17.4	27.8
Operating expenses:
Research and development	5.0	3.3	2.0
Sales and marketing	0.6	0.7	2.0
General and administrative	4.8	4.9	4.5

Total operating expenses	10.4	8.9	8.5
Income (loss) from operations	(13.2)	8.5	19.3
Other income (expenses), net	(6.1)	(0.9)	(2.6)

Income (loss) before income tax and minority interests and interest in bonuses paid by subsidiaries(1)	(19.3)	7.6	16.7
Income tax benefit (expense)	(1.5)	0.3	0.9

Income (loss) before minority interests and interest in bonuses paid by subsidiaries	(20.8)	7.9	17.6
Minority interests	5.9	(2.8)	(6.6)
Interest in bonuses paid by subsidiaries(1)	—	—	—
Pre-acquisition earnings(2)	—	0.2	0.1

Net income (loss)	(14.9)%	5.3%	11.1%

(1)	Refers to bonuses to directors, supervisors and employees.
(2)	Represents our share of pre-acquisition profits of ThaiLin prior to December 1, 2003, the date when we began to consolidate the accounts of ThaiLin. For 2004, represents our share of pre-acquisition profits of Chantek prior to April 1, 2004, the date when we began to consolidate the accounts of Chantek, the surviving entity after the merger of Chantek and PlusMOS.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Revenue. Our net revenue increased by NT$6,009 million, or 67%, to NT$15,036 million (US$474 million) in 2004, from NT$9,027 million in 2003. This increase was primarily due to an increase in revenue from memory semiconductor testing and assembly services, LCD and other flat-panel display driver semiconductor testing and assembly services and the effects of consolidating revenue from ThaiLin, ChipMOS Logic, Chantek and First Semiconductor Technology. Net revenue from testing services for memory and mixed-signal semiconductors increased by NT$2,866 million, or 91%, to NT$6,022 million (US$190 million) in 2004, primarily due to the increased demand for our testing services for memory semiconductors, in particular DRAM and flash memory semiconductors and mixed-signal semiconductors. Net revenue from assembly services for memory and mixed-signal semiconductors increased by NT$3,062 million, or 112%, to NT$5,791 million (US$182 million) in 2004, primarily due to the increased demand for our assembly services for memory semiconductors, in particular DRAM and flash memory semiconductors and mixed-signal semiconductors. Net revenues from LCD and other flat-panel display driver semiconductor testing and assembly services increased by NT$1,066 million, or 63%, to NT$2,750 million (US$87 million) in 2004, primarily due to the increase in sales volume, in particular for LCD and other flat-panel display driver semiconductors using the more advanced COF packages, which reached 4% of our net revenue. The aggregate contribution from the consolidation of the financial results of ThaiLin, ChipMOS Logic, Chantek and First Semiconductor Technology was 24% of our net revenue. The increase in net revenue was partially offset by a decrease in net revenue from semiconductor turnkey services. Our net revenue from semiconductor turnkey services decreased by NT$984 million, or 68%, to NT$474 million (US$15 million) in 2004 due to the increase in customer orders for our testing and assembly services.

Cost of Revenue and Gross Margin. Cost of revenue increased by NT$3,398 million, or 46%, to NT$10,858 million (US$342 million) in 2004 from NT$7,460 million in the same period in 2003. This increase was primarily due to an increase of NT$1,813 million in overhead expenses, an increase of NT$1,151 million in raw material costs and an increase of NT$596 million in labor costs. Overhead expenses increased primarily due to an increase of NT$414 million in salaries for certain supervisors in our fabs, an increase of NT$693 million in depreciation, an increase of NT$117 million in inventory supplies, an increase of NT$125 million in maintenance costs, an increase of NT$96 million in utilities, an increase of NT$92 million in subcontract fees and an increase of NT$66 million in expensable equipment.

Our gross profit margin was 28% in 2004, compared to 17% in 2003, and our gross profit increased to NT$4,178 million (US$132 million) in 2004 from NT$1,567 million in 2003. The aggregate impact of consolidating the financial results of ThaiLin, ChipMOS Logic, Chantek and First Semiconductor Technology represented 8% of our gross profit in 2004. However, due to the consolidation of the financial results of Chantek, our gross margin in 2004 was negatively affected. Our gross profit margin for testing services for memory and mixed-signal semiconductors was 37% in 2004, compared to a gross profit margin of 14% in 2003, primarily due to the increase in our utilization rate. Our mixed-signal testing and mixed-signal assembly portions of our business continued to under perform with net losses of NT$101 million and NT$122 million, respectively in 2004. Our gross profit margin for LCD and other flat-panel display driver semiconductor assembly and testing services increased to 35% in 2004, from 31% in 2003, primarily due to an increase in our capacity utilization rate and a decrease in unit cost. Our gross profit margin for assembly services for memory and mixed-signal semiconductors was 17% in 2004 and 20% in 2003. Our gross profit margin for semiconductor turnkey services was approximately 1% in 2004 and in 2003 (excluding the trading business).

Research and Development Expenses. Research and development expenses increased by NT$1 million, or 0.3%, to NT$296 million (US$9 million) in 2004 from NT$295 million in 2003. This increase was primarily due to an increase of NT$45 million in salary expenses as a result of an increase in the number of employees, partially offset by a decrease of NT$30 million in depreciation and a decrease of NT$10 million in professional fees. Our level of research and development expenses increased slightly in 2004 as we continued to focus on research and development projects relating to wafer-level chip scale packaging, or WLCSP, MEMS probe cards for wafer-level testing and the application of COF technologies to other devices.

Sales and Marketing Expenses. Sales and marketing expenses increased by NT$243 million, or 374%, to NT$308 million (US$10 million) in 2004 from NT$65 million in the same period in 2003. This large increase was primarily due to an increase of NT$20 million in commissions and an increase of NT$18 million in salary expenses as a result of increased sales, as well as an increase of NT$174 million in bad debt expenses primarily related to an allowance for receivables from Ultima Electronics Corp.

General and Administrative Expenses. General and administrative expenses increased by NT$233 million, or 53%, to NT$673 million (US$21 million) in 2004 from NT$440 million in the same period in 2003. This increase was primarily due to an increase of NT$132 million in salary expenses, and increase of NT$25 million in entertainment expenses and an increase of NT$27 million in depreciation.

Other Expenses, Net. Other expenses, net increased by NT$319 million, or 414%, to NT$396 million (US$12 million) in 2004 from NT$77 million in 2003. This increase was primarily due to impairment loss for long-term investments, capital reduction loss for long-term investments and loss on sale of investments of NT$214 million (US$7 million), NT$50 million (US$2 million) and NT$40 million (US$1 million), respectively, primarily related to our investments in Best Home and Sun-Fund, which were partially offset by a reduction in foreign exchange loss of NT$45 million (US$1 million).

Income (loss) Before Income Tax and Minority Interests. Income before income tax and minority interests increased to NT$2,504 million (US$79 million) in 2004 from NT$690 million in 2003. This change was primarily due to an increase in income from operations to NT$2,900 million (US$91 million) in 2004 offset by an increase of NT$319 million in other expenses.

Income Taxes. We recorded an income tax benefit of NT$142 million (US$4 million) in 2004 compared to an income tax benefit of NT$29 million in 2003. This change was primarily due to tax credits resulting from investments by ChipMOS Taiwan and ThaiLin. We currently believe that we will incur income tax expenses in future periods.

Minority Interests. Minority interests increased by NT$741 million to NT$998 million (US$31 million) in 2004 from NT$257 million in 2003. The increase was primarily due to the significant growth in income generated by our subsidiaries that we do not fully own.

Net Income. As a result of the foregoing, including the consolidation of the financial results of ThaiLin, ChipMOS Logic, Chantek and First Semiconductor Technology as our net income was NT$1,676 million (US$53 million) in 2004, compared to net income of NT$482 million in 2003. The aggregate impact of consolidating the financial results of ThaiLin, ChipMOS Logic, Chantek and First Semiconductor Technology decreased our net income in 2004 by 8%.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Revenue. Our net revenue increased by NT$2,501 million, or 38%, to NT$9,027 million in 2003 from NT$6,526 million in 2002 as a result of an increase in revenue from all our services except semiconductor turnkey services. Net revenue from assembly services for memory and mixed-signal semiconductors increased by NT$1,314 million, or 93%, to NT$2,729 million as a result of an increase in volume for these services due to an increase in demand resulting from the continued recovery of the semiconductor industry in 2003. Net revenue from testing services for memory and mixed-signal semiconductors increased by NT$825 million, or 35%, to NT$3,156 million primarily due to an increase in volume for these services as a result of an increase in demand due to the continued recovery of the semiconductor industry in 2003. Our revenue from LCD and other flat-panel display driver semiconductor testing and assembly services increased by NT$692 million, or 70%, to NT$1,683 million, due to increases in both volume and price for these services as a result of a continued increase in demand for end-use applications for LCD and other flat-panel display driver semiconductors in 2003. Our revenue from semiconductor turnkey services decreased by NT$330 million, or 18%, to NT$1,458 million due to the increase in customer orders for our testing and assembly services.

Cost of Revenue and Gross Margin. Cost of revenue increased by NT$748 million, or 11%, to NT$7,460 million in 2003 from NT$6,712 million in 2002. This increase was primarily due to an increase of NT$534 million in overhead expenses, an increase of NT$349 million in other costs and an increase of NT$182 million in labor costs, which was partially offset by a decrease of NT$239 million in raw material costs associated with semiconductor turnkey services as a result of a decrease in the volume of semiconductor turnkey services and a decrease of NT$31 million in inventory revaluation allowance. Overhead expenses increased primarily due to an increase of NT$183 million in subcontract fees, an increase of NT$125 million in salaries for certain supervisors in our fabs, an increase of NT$83 million in expensable equipment in service, an increase of NT$81 million in maintenance costs and inventory supplies, and an increase of NT$41 million in rental expenses.

Gross profit margin was 17% in 2003, compared to a gross loss margin of 3% in 2002, as our gross profit increased to NT$1,567 million in 2003 from a gross loss of NT$186 million in 2002. Our gross profit margin for assembly services for memory and mixed-signal semiconductors increased from 2% in 2002 to 20% in 2003, primarily because of a decrease in unit cost for assembly services for memory and mixed-signal semiconductors. Our gross profit margin for testing services for memory and mixed-signal semiconductors was 14% in 2003, compared to a gross loss margin of 15% in 2002, primarily due to the increase in our utilization rate in testing services for memory and mixed-signal semiconductors. Our gross profit margin for LCD and other flat-panel display driver semiconductor testing and assembly services increased to 31% in 2003 from 13% in 2002, primarily due to an increase in utilization rate and a decrease in unit cost. Our gross profit margin for semiconductor turnkey services increased to 3% in 2003 from 1% in 2002, primarily due to the inclusion of trading revenue generated by ChipMOS Hong Kong in 2003.

Research and Development Expenses. Research and development expenses decreased by NT$32 million, or 10%, to NT$295 million in 2003 from NT$327 million in 2002. This decrease was primarily due to a decrease of NT$80 million in amortization expenses related to technology and other deferred charges, partially offset by an increase of NT$32 million in depreciation expenses related to research and development equipment, and an increase of NT$19 million in salary expenses.

Sales and Marketing Expenses. Sales and marketing expenses increased by NT$28 million, or 75%, to NT$65 million in 2003 from NT$37 million in 2002. This increase was primarily due to an increase of NT$17 million in bad debt provisions, an increase of NT$4 million in sales commissions, and an increase of NT$3 million in import-export expenses.

General and Administrative Expenses. General and administrative expenses increased by NT$130 million, or 42%, to NT$440 million in 2003 from NT$310 million in 2002. This increase was primarily due to an increase of NT$48 million in general and administrative expenses relating to the development and expansion of our operations in Mainland China, an increase of NT$26 million in salary expenses, an increase of NT$21 million in fees for professional services, an increase of NT$13 million in entertainment expenses, and an increase of NT$3 million in stock option compensation expenses.

Other Expenses, Net. Other expenses, net decreased by NT$321 million, or 81%, to NT$77 million in 2003 from NT$398 million in 2002. This decrease was primarily due to a decrease of NT$140 million in allowance for loss on short-term investment, a decrease of NT$86 million in investment loss recognized by equity method, an increase of NT$44 million in gain on disposal of property, plant and equipment, an increase of NT$42 million in gain on sale of investment and an increase of NT$9 million in interest income, partially offset by an increase of NT$36 million in foreign exchange loss.

Income (Loss) Before Income Tax and Minority Interests and Interest in Bonuses Paid by Subsidiaries. Income before income tax and minority interests and interest in bonuses to directors, supervisors and employees paid by subsidiaries increased to NT$690 million in 2003 from a loss of NT$1,258 million in 2002. This change was primarily due to an increase in income from operations to NT$767 million and a decrease of NT$321 million in other expenses, net.

Income Taxes. We had an income tax benefit of NT$29 million in 2003, compared to an income tax expense of NT$98 million for 2002. The NT$29 million income tax benefit was primarily due to income tax credits of NT$188 million and a reversal of a valuation allowance of NT$66 million taken in respect of deferred tax assets, which more than offset our tax expense.

Minority Interests. In 2003, we had positive minority interests of NT$257 million compared with negative minority interests of NT$385 million in 2002. This change was primarily due to our increased operations at our subsidiaries that we do not fully own.

Net Income (Loss). As a result of the foregoing, our net income was NT$482 million in 2003 compared to a net loss of NT$970 million in 2002.

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

Our determination of the allowance for doubtful receivables is based on our determination of two different types of reserves. The first type of reserve involves an individual examination of available information regarding any customer that we have reason to believe may have an inability to meet its financial obligations. For these customers, we use our judgment, based on the available facts and circumstances, and record a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received. The second type of reserve is a general reserve established for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change, our estimates of the recoverability of amounts due to us could be reduced by a material amount. As of December 31, 2004, we provided NT$222 million (US$7 million) for the first type of reserve and NT$32 million (US$1 million) for the second type of reserve.

Our determination of the allowances for sales returns as of the end of any quarter, is based upon calculating an average historical return rate, usually based on the previous three quarters, and multiplying this by the revenue of that quarter. As of December 31, 2004, we provided NT$38 million (US$1 million) for the allowance of sales returns.

The allowance we set aside for doubtful receivables and sales returns was NT$45 million in 2002, NT$97 million in 2003 and NT$292 million (US$9 million) in 2004. The allowances as of December 31, 2002, 2003 and 2004 represented 2%, 3% and 8%, respectively, of our accounts receivable and other receivables as of those dates. The allowance in 2002, 2003 and 2004 reflected a reduction of NT$3 million, NT$20 million and NT$194 million (US$6 million), respectively, in accounts receivable that was charged to marketing expenses. If we were to change our estimate of the allowance for doubtful receivables and sales returns either upward or downward 10%, our operating income would be affected by NT$24 million (US$1 million) for 2004.

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

In 2002, we reserved NT$51 million for inventory valuation allowance, mainly due to the decrease in the prevailing market prices for tested and assembled DRAM and SDRAM below the historical cost of our inventory. In 2003, we did not record any inventory allowances because the market price for our inventories was higher than cost in 2003. In 2004, we reserved NT$64 million (US$2 million) of inventory valuation allowance, primarily due to the consolidation of Chantek. In addition, we reserved NT$36 million in 2002, NT$42 million in 2003 and NT$47 million (US$1 million) in 2004 for identified slow-moving inventories.

As of December 31, 2004, we recorded NT$64 million (US$2 million) of inventory valuation allowances. If the prevailing market price for our testing and assembling services had been 10% lower, we would have been required to recognize a valuation allowance of approximately NT$31 million (US$1 million). That amount would have decreased our inventory value and income for 2004 by 5% and 2%.

Valuation Allowance for Deferred Tax Assets

When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent, if any, that it is not certain that deferred tax assets will be realized. We record a benefit or expense under the income tax expense/benefit line of our statement of operations when there is a net change in our total deferred tax assets and liabilities in a period. Because the calculation of income tax benefit is dependent on our internal estimation of our future profitability, it is inherently subjective. In 2002, we recorded valuation allowances of NT$181 million, in 2003, we recorded a reversal of a valuation allowance of NT$66 million and in 2004 we recorded a reversal of valuation allowances of NT$462 million (US$15 million).

In calculating our valuation allowance for deferred taxes as of December 31, 2004, we have assumed that the semiconductor industry will continue its growth in the next few years. Furthermore, we have assumed that our revenue and profitability will be favorably impacted by this growth in the industry as a whole.

As of December 31, 2004, the ending balance for our valuation allowances was NT$1,651 million (US$52 million). If our current estimate of future profit had been 10% higher, we would have decreased our valuation allowances accordingly. That, in turn, would have increased our deferred tax assets. In contrast, if our current estimate of future profit had been 10% lower, we would have been required to recognize an additional valuation allowance. That, in turn, would have decreased our deferred tax assets and increased our tax expense for the year ended December 31, 2004. The steady growth in our sales and profitability in 2004 and our near-term outlook as of December 31, 2004 was a key factor in determining the amount of our valuation allowance as of December 31, 2004.

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

Impairment Loss of Long-Lived Assets

Under US GAAP, we evaluate our long-lived assets for impairment whenever indicators of impairment exist. We record impairment losses on long-lived assets used in operations if events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Assumptions about the carrying value of the long-lived assets require significant judgment on our expected cash flow. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our management periodically reviews the carrying value of our long-lived assets and this review is based upon our projections of anticipated future cash flows. Based on the assessment of our management, we recognized NT$214 million (US$7 million) impairment loss for long-term investments in 2004. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

In determining whether any impairment charges were necessary as of December 31, 2004, we have assumed that the semiconductor industry will continue its growth in the next few years. Based upon our assumption of growth in the semiconductor industry and our other assumptions in our internal budget, for the purpose of determining whether any impairment charges are necessary as of December 31, 2004, we estimate that our future cash flows, on an undiscounted basis, are greater than our NT$17,427 million (US$549 million) in long-lived assets. Any increases in estimated future cash flows would have no impact on the reported value of the long-lived assets. In contrast, if our current estimate of future cash flows from those assets had been 36% lower, those cash flows would have been less than the reported amount of long-lived assets. In that case, we would have been required to recognize an impairment loss that would have significantly increased our net loss before taxes for the year ended December 31, 2004.

Senior Management’s Discussion with the Audit Committee

Our management has discussed the development and selection of the estimates mentioned in the critical accounting policies described above with the audit committee of our Board of Directors and the audit committee has reviewed our disclosure relating to the critical accounting policies in this section.

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity and notes, a mixture of short- and long-term loans and cash flow from operations. As of December 31, 2004, our primary sources of liquidity were cash and cash equivalents (excluding restricted cash and cash equivalents) of NT$4,849 million (US$153 million), short-term investments of NT$2,833 million (US$89 million) and NT$2,170 million (US$68 million) available to us in undrawn credit facilities, which have expired or will expire between January 2005 and December 2005.

Liquidity

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Year ended December 31,
	2002(1)	2003(2)	2004(3)	2004(3)
	NT$	NT$	NT$	US$
	(in millions)
Net cash provided by (used in):
Operating activities	$1,463.7	$1,877.1	$7,623.0	$240.2
Investing activities	(3,135.9)	(760.8)	(10,037.9)	(316.3)
Financing activities	2,978.6	(1,841.5)	5,694.6	179.4
Effect of exchange rate changes on cash	—	(31.4)	(161.5)	(5.1)

Net increase (decrease) in cash	$1,306.4	$(756.6)	$3,118.2	$98.2

(1)	In 2002, we consolidated the financial results of ChipMOS Taiwan and its 100% owned subsidiaries, ChipMOS Japan, ChipMOS USA, ChipMOS Hong Kong, Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai.
(2)	In 2003, we consolidated the financial results of ThaiLin. In 2003, also includes trading revenue generated by ChipMOS Hong Kong.
(3)	From January 12 and 28, 2004, onwards, we consolidated the financial results of Advanced Micro Chip Technology Co., Ltd. (which was liquidated in October 2004), and ChipMOS Logic, respectively, and from April 1, 2004, onwards, we also consolidated the financial results of Chantek. Starting from April 30, 2004, our financial results also included the financial results of WWT, which was merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and sold back this interest to First Semiconductor Technology, Inc. on April 29, 2005.

Net Cash Provided by Operating Activities

Net cash provided by operating activities totaled NT$7,623 million (US$240 million) in 2004, compared to NT$1,877 million in 2003. The increase in 2004 compared to 2003 was primarily due to net income of NT$1,676 million (US$53 million) compared to net income of NT$482 million in 2003. Our accounts receivables with related parties and with third parties increased to NT$1,411 million (US$44 million) and NT$1,926 million (US$61 million), respectively, as of December 31, 2004 compared to NT$1,342 million and NT$1,291 million, respectively, as of December 31, 2003. We recorded positive minority interests of NT$1,845 million (US$58 million) in 2004 compared to NT$609 million in 2003. Our depreciation and amortization expenses increased to NT$3,537 million (US$111 million) in 2004 from NT$2,715 million in 2003. The increase in depreciation and amortization in 2004 was primarily due to the acquisition of property, plant and equipment and the impact of consolidating the financial results of ThaiLin, ChipMOS Logic, Chantek and First Semiconductor Technology and because we incurred less incremental depreciation expenses from the purchase of new equipment.

Net cash provided by operating activities totaled NT$1,877 million in 2003, compared to NT$1,464 million in 2002. The increase in 2003 compared to 2002 was primarily due to a net income of NT$482 million in 2003 compared to a net loss of NT$970 million in 2002. Our accounts receivables with related parties and our accounts receivables with third parties increased to NT$1,342 million and NT$1,291 million, respectively, as of December 31, 2003, from NT$1,105 million and NT$562 million, respectively, as of December 31, 2002. We recorded positive minority interests of NT$609 million in 2003 compared to negative minority interests of NT$450 million in 2002. Our depreciation and amortization expenses decreased to NT$2,715 million in 2003 from NT$2,821 million in 2002. The decrease in depreciation and amortization in 2003 was due to the full amortization of technology know-how provided by Mosel and Siliconware Precision and because we incurred less incremental depreciation expenses from the purchase of new equipment.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled NT$10,038 million (US$316 million) in 2004, compared to NT$761 million in 2003. Net cash used in investing activities primarily reflected capital expenditures of NT$8,187 million (US$258 million) in the acquisition of property, plant and equipment and an increase of NT$1,869 million (US$59 million) in short-term investments.

Net cash used in investing activities totaled NT$761 million in 2003, compared to NT$3,136 million in 2002. Net cash used in investing activities primarily reflected expenditures in acquiring properties and equipment, which was NT$2,402 million in 2003 and NT$2,308 million in 2002. Expenditures in acquiring long-term investments was NT$15 million in 2003 and NT$1,271 million in 2002. We incurred capital expenditures of NT$2,402 million in 2003 for the purchase of testing and wafer sorting equipment for memory semiconductors and NT$2,308 million in 2002 for the purchase of testing and wafer sorting equipment for LCD and other flat-panel display driver semiconductors.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities totaled NT$5,695 million (US$179 million) in 2004, compared to NT$1,842 million net cash used in 2003. Net cash provided by financing activities in 2004 primarily reflected net proceeds of NT$2,739 million (US$86 million) from the issuance of convertible notes, borrowings of NT$2,725 million (US$86 million) in long-term loans, partially offset by a NT$986 million (US$31 million) repayment of bank loans, and net proceeds of NT$1,245 million (US$39 million) from the issuance of stock.

Net cash used in financing activities totaled NT$1,842 million in 2003, compared to NT$2,979 million provided in 2002. Net cash used in financing activities in 2003 primarily reflected a repayment of a NT$576 million loan from Jesper Limited, NT$719 million repayments on bank loans, NT$352 million repayments on long-term loans, NT$284 million payments on bonds and NT$159 million repayments on commercial paper.

Tabular Disclosure of Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2004 for the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Long-term debt(1)	$11,364.3	$3,348.9	$4,045.7	$3,835.0	$134.7
Short-term loans(1)	804.7	804.7	—	—	—
Working capital loans	233.6	233.6	—	—	—
Other short-term obligations	571.1	571.1	—	—	—
Operating leases	211.0	16.2	48.7	32.5	113.6
Royalty or other license payments(2)	17.4	17.4	—	—	—
Investment(3)	5,316.5	952.2	4,364.3	—	—
Total contractual cash obligations	$17,713.9	$5,139.4	$8,458.7	$3,867.5	$248.3

(1)	Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2004 level throughout all relevant periods.
(2)	Assumes net revenue from relevant services for calculating royalty or license fees remain constant at 2004 levels.
(3)	Represents commitment to build a new facility in Shanghai Qingpu Industrial Zone.

In addition, the following table summarizes our other commercial commitments as of December 31, 2004 for the periods indicated:

	Total Amounts Committed	Amount of Commitment Expiration Per Period
Our Commercial Commitments		Less than 1 year	1-3 years	4-5 years	Over 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Lines of credit	$1,096.0	$1,096.0	$—	$—	$—
Total commercial commitments	$1,096.0	$1,096.0	$—	$—	$—

Capital Resources

Our capital expenditure in 2002 was funded by NT$1,464 million cash flows from operations and an increase of NT$1,214 million of long-term borrowings. Capital expenditure in 2003 was funded by NT$1,877 million cash flows from operations and an increase of NT$223 million in bank loans. Capital expenditure in 2004 was funded by NT$7,623 million (US$240 million) cash flows from operating activities and NT$5,695 million (US$179 million) cash flows from financing activities.

We have budgeted capital expenditure of approximately NT$2,974 million (US$94 million) for 2005 and NT$6,280 million (US$198 million) for 2006. In connection with the operations in Shanghai, Modern Mind has invested, through ChipMOS Shanghai, US$92.5 million including US$25 million of the net proceeds from our offering of our common shares in July 2004, in the new testing and assembly facility and equipment currently being used in the temporary facility in Shanghai and Modern Mind has committed that it will invest a further US$157.5 million by December 6, 2007 in the permanent testing and assembly facility. Construction of this permanent facility began in June 2002. In addition, we extended a loan in the aggregate amount of US$30 million to Modern Mind from the net proceeds of our November 2004 convertible note offering in exchange for demand notes issued by Modern Mind in the same aggregate amount. On December 26, 2003, ChipMOS Shanghai obtained a loan facility for RMB20 million from the China Construction Bank, of which RMB20 million has been drawn as of that date and which was fully repaid in September 2004. ChipMOS Shanghai has budgeted capital expenditure of approximately US$100 million for 2005 and 2006 for its planned expansion of its capacity for LCD and other flat-panel display driver semiconductor testing and assembly services. We used US$10 million from the net proceeds of the offerings of our convertible notes in 2004 for a loan to Modern Mind to repay the outstanding bank debt and to fund a further capital contribution to ChipMOS Shanghai to finance primarily its facility construction costs. In addition, we currently expect to fund ChipMOS Shanghai’s remaining investment requirement through issuance of additional debt or equity securities and/or long-term borrowings. If sufficient funds are not raised to meet the remaining investment requirement for ChipMOS Shanghai by December 6, 2007, ChipMOS Shanghai’s business license may become automatically void and ChipMOS Shanghai may have to be liquidated. Please see “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — If Modern Mind fails to invest an additional US$157.5 million into ChipMOS Shanghai by December 6, 2007, ChipMOS Shanghai’s business license may become automatically void and ChipMOS Shanghai may have to be liquidated, which could hurt our growth prospects and potential future profitability” for further details. We anticipate, subject to market conditions, issuing additional debt, convertible debt or equity securities and raising short- or long-term borrowings to fund our capital expenditure.

As of December 31, 2004, we had long-term bank loans amounting to NT$6,416 million (US$202 million), NT$5,047 million (US$159 million) of which are collateralized by equipment; NT$379 million (US$12 million) are collateralized by buildings, land and equipment; and NT$19 million (US$599 thousand) are collateralized by time deposits.

•	NT$1,845 million (US$58 million) of these loans are floating rate loans (3.7% as of December 31, 2004) repayable quarterly from June 2004 to March 2008;

•	NT$1,714 million (US$54 million) of these loans are floating rate loans (4.375% as of December 31, 2004) repayable semi-annually from September 2004 to September 2007;

•	NT$620 million (US$20 million) of these loans are floating rate loans (3.088% as of December 31, 2004) repayable quarterly from April 2005 to January 2011;

•	NT$429 million (US$14 million) of these loans are floating rate loans (4.50% as of December 31, 2004) repayable semi-annually from September 2004 to September 2007;

•	NT$350 million (US$11 million) of these loans are floating rate loans (2.8% as of December 31, 2004) repayable quarterly from February 2005 to November 2008;

•	NT$320 million (US$10 million) of these loans are floating rate loans (3.088% as of December 31, 2004) repayable quarterly from December 2004 to September 2008;

•	NT$285 million (US$9 million) of these loans are floating rate loans (3.7% as of December 31, 2004) repayable quarterly from August 2005 to August 2009;

•	NT$270 million (US$9 million) of these loans are fixed rate loans (3.4% as of December 31, 2004) repayable quarterly from November 2004 to February 2007;

•	NT$200 million (US$6 million) of these loans are floating rate loans (3.3% as of December 31, 2004) repayable semi-annually from March 2005 to September 2006;

•	NT$180 million (US$6 million) of these loans are floating rate loans (3.65% as of December 31, 2004) repayable quarterly from December 2004 to September 2007;

•	NT$59 million (US$2 million) of these loans are floating rate loans (3.7% as of December 31, 2004) repayable quarterly from August 2005 to August 2009;

•	NT$43 million (US$1 million) of these loans are floating rate loans (3.7% as of December 31, 2004) repayable quarterly from July 2005 to July 2009;

•	NT$29 million (US$914 thousand) of these loans is a fixed rate industrial research and development advancement loan (1% as of December 31, 2004) repayable quarterly from January 2006 to April 2010;

•	NT$36 million (US$1 million) of these loans are floating rate loans (3.7% as of December 31, 2004) repayable quarterly from August 2005 to August 2009; and

•	NT$18 million (US$567 thousand) of these loans are floating rate loans (5.755% as of December 31, 2004) repayable quarterly from April 2001 to January 2006.

In addition, NT$18 million (US$567 thousand) is an interest-free research and development subsidy from the ROC Industrial Development Bureau for developing known-good-die solutions and COF assembly and testing technology, which is repayable quarterly from July 2003 to July 2006. As of December 31, 2004, no additional credit under this loan was available as the credit line expired upon completion of the research project. ChipMOS Taiwan is obligated to pay a maximum of NT$5 million (US$158 thousand) or 2% of sales of products developed for three years after completing the project. ChipMOS Taiwan paid NT$5 million to the ROC Industrial Development Bureau in 2004.

On December 31, 2003, we obtained a syndicated loan facility in the amount of NT$2,000 million from a group of financial institutions for a term of four years, and this loan facility is secured by our facilities at the Southern Taiwan Science Park and our testing and assembly equipment located within our facilities at the Hsinchu Science Park and the Southern Taiwan Science Park. As of April 30, 2005, all NT$2,000 million was drawn under this loan facility.

On July 24, 2002, we obtained a syndicated loan facility in the amount of NT$2,500 million from a group of financial institutions for a term of five years, and this loan facility is secured by our facilities at the Southern Taiwan Science Park and our testing and assembly equipment located within our facilities at the Hsinchu Science Park and the Southern Taiwan Science Park. As of December 31, 2003, this loan was fully drawn. Under this loan facility, ChipMOS Taiwan is required to ensure that we and Siliconware Precision collectively maintain a percentage of direct ownership in ChipMOS Taiwan of at least 50% of outstanding shares and have control over its operations. As of April 30, 2005, we and Siliconware Precision have 99.1% of direct ownership in ChipMOS Taiwan and have control over its operations.

On July 27, 2004, we obtained a syndicated loan facility in the amount of NT$1,000 million for a term of five years, and this loan facility is secured by our facilities at the Southern Taiwan Science Park and our testing and assembly equipment located within our facilities at the Hsinchu Science Park and the Southern Taiwan Science Park. As of April 30, 2005, no amounts were drawn under this loan facility.

In addition, on June 7, 2005, ChipMOS TECHNOLOGIES INC. obtained a syndicated loan facility in the amount of NT$1,000 million (US$32 million) for a term of four years. As of June 23, 2005, no amounts were drawn under this loan facility.

Certain of our loan agreements and indentures contain covenants that, if violated, could result in the obligations under these agreements becoming due prior to the originally scheduled maturity dates. These covenants include financial covenants that require us to:

•	maintain a current assets to current liabilities ratio above 1:1;

•	maintain total indebtedness to shareholders’ equity (excluding goodwill and other intangible assets) ratio below 1.2:1;

•	maintain total indebtedness to shareholders’ equity ratio below 1:1;

•	maintain the earnings before interest, taxes, depreciation and amortization to gross interest expense ratio above 2.5:1; and

•	maintain a guaranteed to issued capital ratio below 1:2.

As of December 31, 2004, we were in compliance with our financial covenants.

In 2001, ThaiLin issued an aggregate amount of NT$800 million convertible bonds due July 4, 2006, all of which were exercised as of December 31, 2004.

In August 2004, ThaiLin issued NT$1,000 million secured convertible bonds due August 3, 2009, and ChipMOS Taiwan purchased bonds in an amount of NT$100 million in that offering to maintain its percentage ownership in ThaiLin. The syndicated loan among ThaiLin, Hsinchu International Bank and a group of financial institutions, or the Financial Institutions, dated June 9, 2004, pursuant to which the Financial Institutions guaranteed the NT$1,000 million convertible bonds issued by ThaiLin in August 2004, provides that ThaiLin obtain the approval of the Financial Institutions in respect of any material investment plan not within the course of normal business operation (including any plan of purchase or disposal of the assets) of ThaiLin.

In addition, a substantial portion of our short-term and long-term borrowings may be subject to repayment upon a material deterioration of our financial condition, results of operations or our ability to perform under the loan agreements.

Set forth below are the maturities of our long-term bank loans outstanding as of December 31, 2004:

	(in millions)
During 2005	NT$	1,822	US$	58
During 2006		2,005		63
During 2007		1,746		55
During 2008		516		16
During 2009 and onwards		327		10

	NT$	6,416	US$	202

As of December 31, 2004, certain of our land and buildings and machinery with an aggregate net book value of NT$1,771 million (US$56 million) and NT$6,194 million (US$195 million), respectively, and time deposits in the aggregate amount of NT$72 million (US$2 million) were pledged as collateral in connection with our long-term and short-term borrowings. Approximately 46% of our net property, plant and equipment in terms of book value was pledged as collateral for our long-term and short-term loans.

Our unused credit lines for short-term loans as of December 31, 2004 were NT$2,170 million (US$68 million), which will expire between January 2005 and December 2005. As of December 31, 2004, we had available undrawn long-term credit facilities totaling NT$1,130 million (US$36 million).

As of December 31, 2004, we had short-term working capital loans of NT$232 million (US$7 million) with rates between 1.5% and 4.595%, which are due between January 2005 and April 2005, of which NT$5 million (US$158 thousand) are collateralized by land and buildings. We also had credit loans for imports of machinery in the total amount of NT$569 million (US$18 million), which are due on or before June 2005.

We believe our financial resources will enable us to meet our capital spending and other capital needs for the next 18 months. In order to meet ChipMOS Shanghai’s investment commitments, we may borrow additional amounts and issue additional debt or equity securities.

From time to time, we evaluate possible investments and acquisitions in Taiwan, Mainland China and elsewhere and may, if a suitable opportunity arises, acquire additional capacity by making an investment or acquisition at an attractive price. We plan to finance these expenditures from cash flow from operations, amounts available under existing credit facilities and the issuance of securities.

Off-Balance Sheet Arrangements

As of December 31, 2004, we had no off-balance sheet arrangements.

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in certain material respects from US GAAP. The following table sets forth a comparison of our net income, total assets and shareholders’ equity in accordance with ROC GAAP and US GAAP for the periods indicated:

	Year ended and as of December 31,
	2002	2003	2004	2004
	NT$	NT$	NT$	US$
	(in millions)
Net income in accordance with:
ROC GAAP	$(970.3)	$482.4	$1,675.9	$52.8
US GAAP	(913.4)	485.3	1,665.5	52.5
Total assets in accordance with:
ROC GAAP	17,953.7	19,665.7	31,545.1	993.9
US GAAP	18,020.9	19,633.5	31,521.7	993.1
Shareholders’ equity in accordance with:
ROC GAAP	6,713.3	7,248.2	10,160.6	320.1
US GAAP	6,760.2	7,221.3	10,132.6	319.2

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

Taxation

ChipMOS Taiwan was granted an exemption from Republic of China income taxes for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increases in 1998, 1999 and 2000. The tax exemption relating to the expansion of production capacity in 1998 and 1999 expired on December 31, 2002, which resulted in tax savings for ChipMOS Taiwan of approximately NT$5 million in 1999 and NT$163 million in 2000. The tax exemption relating to the expansion of production capacity in 2000 will expire on December 31, 2005, and has resulted in tax savings for ChipMOS Taiwan of approximately NT$34 million in 2003 and approximately NT$198 million in 2004.

ChipMOS Taiwan is also entitled to other tax incentives generally available to Taiwan companies under the Statute of Upgrading Industries, including tax credits of up to 35% for certain research and development and employee training expenses (and, if the amount of expenditure exceeds the average amount of expenditure for the preceding two years, 50% of the excess amount may be credited against tax payable) and from 5% to 20% for certain investments in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of that year’s income tax liability. Such tax credits resulted in tax savings for ChipMOS Taiwan of approximately NT$64 million in 2000. ChipMOS Taiwan did not enjoy any tax savings from such tax credits in 2001 and 2002. In 2003 and 2004, tax credits resulted in tax savings for ChipMOS Taiwan of approximately NT$83 million and approximately NT$455 million, respectively.

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

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

Our Board of Directors currently comprises seven directors, three of whom were elected by our shareholders and four of whom were appointed by directors to fill vacancies on our board. The number of directors, which must not be less than three nor greater than nine according to our bye-laws, is set by our directors but so long as a quorum of directors remains in office, casual vacancies on the board may be filled by the board. The quorum for a meeting of the directors is set by the board and otherwise is two in number. The chairman of the board is appointed from among the members of the board.

There is no requirement under Bermuda law that a director be a shareholder.

The following table sets out the names of our directors and executive officers, their position with our company and their age. The business address for our directors and executive officers is No. 1, R&D Road 1, Hsinchu Science Park, Taiwan, Republic of China.

Name	Age	Position	Term Expires
Shih-Jye Cheng	47	Chairman and Director/Chief Executive Officer	2005
Hsing-Ti Tuan	61	Director	2006
Yeong-Her Wang	49	Director	2006	(1)
Shou-Kang Chen	44	Chief Financial Officer and Director	2006	(2)
Pierre Laflamme	59	Deputy Chairman and Director	2007
Chao-Jung Tsai	51	Director	2007	(3)
Tadao Higashi	74	Director	2007	(4)
Peter Ku	57	President of ChipMOS Shanghai	—
Lafair Cho	43	President of ThaiLin	—
F.J. Tsai	47	President of Chantek	—
Walter Wang	45	President of ChipMOS Logic	—
K.H. Chu	52	Vice President, Assembly Production Group	—
Jessie Lin	40	Vice President, Quality, Reliability & Assurance Center	—
Joyce Chang	44	Vice President, LCDD Production Group	—
Ricky Liu	43	Vice President, Wafer Bump and Wafer Fab Task Business Unit	—
Michael Lee	40	Vice President, Wafer Sort Business Unit	—
Ivan Hsu	39	Vice President, Memory Production Group	—

(1)	Mr. Yeong-Her Wang was appointed on July 19, 2004 to fill the vacancy resulting from the resignation of Mr. John Yee Woon Seto on May 19, 2004.
(2)	Mr. Shou-Kang Chen was appointed on June 23, 2005 to fill the vacancy resulting from the resignation of Mr. Hung-Chiu Hu on June 2, 2005.
(3)	Mr. Chao-Jung Tsai was appointed on November 15, 2004 to fill the vacancy resulting from the resignation of Mr. Min-Liang Chen on the same date.
(4)	Mr. Tadao Higashi was appointed on April 1, 2005 to fill the vacancy resulting from the resignation of Mr. Robert Ma Kam Fook, who resigned on December 18, 2004.

Shih-Jye Cheng has served as one of our directors and chief executive officer since our inception. He was our deputy chairman from our inception to May 2004 and became our chairman in May 2004. He has also served as a director and president of ChipMOS Taiwan since 1997 and the chairman of ChipMOS Taiwan since June 2003, the chairman of ChipMOS Shanghai since 2002 and the chairman of ChipMOS Logic TECHNOLOGIES INC. since January 2004. He has also been the chairman of ThaiLin Semiconductor Corp. and CHANTEK ELECTRONIC CO., LTD. since 2002 and Advanced Micro Chip Technology Co., Ltd. since 2003. He was a director of Ultima Electronics Corp. from 2000 to June 2003. He was a division head of the back-end operation of Mosel Vitelic Inc. from 1992 to 1997. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University.

Hsing-Ti Tuan has served as a director of our company since August 2000 and as the deputy chairman of ProMOS Technologies Inc. since June 2003. Mr. Tuan has served as a director of ProMOS Technologies Inc. since 1997. He has served as the acting president of Mosel Vitelic Inc. since November 2004 and previously served as the executive vice president of their research and development division. He has been the president of Mosel Vitelic Corp., USA. since 1994. He was also the vice president of Mosel Vitelic Inc. from 1992 to 1996. Mr. Tuan also serves as a director of Mosel Vitelic Inc. and SyncMOS Technology International. Mr. Tuan holds a master’s degree in electrical engineering from Utah State University and a bachelor’s degree in electrical engineering from National Cheng Kung University in Taiwan.

Yeong-Her Wang was appointed on July 19, 2004 by our Board of Directors to fill the vacancy resulting from John Yee Woon Seto’s resignation on May 19, 2004. He has been a professor in the Department of Electrical Engineering of National Cheng Kung University since 1992. There he was also an associate dean of the College of Engineering between 1999 and 2003, chairman of the Department of Electrical Engineering between 1996 and 1999, associate director of the Department of Electrical Engineering between 1993 and 1996 and director of the Electrical Factory, College of Engineering between 1995 and 1996. Mr. Wang holds Ph.D., master’s and bachelor’s degrees from National Cheng Kung University.

Shou-Kang Chen was appointed on June 23, 2005 by our Board of Directors to fill the vacancy resulting from Hung-Chiu Hu’s resignation on June 2, 2005. He has served as our chief financial officer, investor relations officer and head of the finance division of ChipMOS TECHNOLOGIES INC. since 2002. He was the head of our strategy development department from 2000 to 2001. He was the department head of the quality lab of ChipMOS TECHNOLOGIES INC. from 1998 to 2000. Mr. Chen holds a bachelor’s degree in mining and petroleum engineering and a master of science degree and a Ph.D. degree from the graduate school of mining, metallurgy and material science of National Cheng Kung University in Taiwan.

Pierre Laflamme has served as a director of our company since February 2001, and as our deputy chairman since June 2005. He was the president and chief operating officer of SGF Tech Inc. from January 2000 to July 2003. Before that, he was the vice president of high technology investments of Société Générale de Financement du Québec from 1997 to 2000. He was the senior vice president of Solidarity Fund from 1996 to 1997 and a deputy minister of the Quebec Prime Minister’s Department from 1994 to 1996. Mr. Laflamme holds a bachelor’s degree in Architecture from Université de Montréal.

Chao-Jung Tsai has served as one of our directors since November 2004. Mr. Tsai has served as a director of ChipMOS TECHNOLOGIES INC. from January 2001, as a representative of Siliconware Precision Industries Co. Ltd., where he has been a supervisor since June 2002. He was previously president of Grand Cathay Securities Co., Ltd. and assistant vice president of China Trust Commercial Bank Co., Ltd. Mr. Tsai received his bachelor’s degree in statistics from National Cheng Kung University and master’s degree in management of technology from National Chiao Tung University. He holds Taiwan CPA and CFO licenses.

Tadao Higashi was appointed on April 1, 2005 by our Board of Directors to fill the vacancy resulting from Robert Ma Kam Fook’s resignation on December 18, 2004. He was executive vice president of OKI Electric Industry Co., president of OKI Semiconductor Company between 1991 and 1995, and director of the OKI Semiconductor Business Group. Mr. Higashi holds a degree in electrical engineering from Osaka University.

Min-Liang Chen served as one of our directors from January 2001 to November 2004. On November 15, 2004, he resigned as our director.

Hung-Chiu Hu served as one of our directors from our inception to June 2005. On June 2, 2005, Mr. Hu resigned as our director. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Relationship with Mosel — The ongoing criminal investigations and trial involving Mr. Hung-Chiu Hu, Mr. Robert Ma Kam Fook and Mr. Jwo-Yi Miao, our former directors, could have a material adverse effect on our business and cause our stock price to decline.”

Jwo-Yi Miao served as one of our directors from February 2001 to June 2005. On June 8, 2005, Mr. Miao resigned as our director. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Relationship with Mosel — The ongoing criminal investigations and trial involving Mr. Hung-Chiu Hu, Mr. Robert Ma Kam Fook and Mr. Jwo-Yi Miao, our former directors, could have a material adverse effect on our business and cause our stock price to decline.”

Robert Ma Kam Fook served as a director from December 2001 to December 2004. On December 18, 2004, Mr. Ma resigned as our director. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Relationship with Mosel — The ongoing criminal investigations and trial involving Mr. Hung-Chiu Hu, Mr. Robert Ma Kam Fook and Mr. Jwo-Yi Miao, our former directors, could have a material adverse effect on our business and cause our stock price to decline.”

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

Lafair Cho has served as ThaiLin Semiconductor Corp.’s president since December 1, 2003 and a director since December 30, 2002. He was vice president of ThaiLin Semiconductor Corp. from February 1, 2003 to November 30, 2003. He has also served as vice president of the memory production group of ChipMOS TECHNOLOGIES INC. from July 2003 to August 2004 and as a director of ChipMOS TECHNOLOGIES INC. since October 2003. He served as a deputy assistant vice president of the IC testing division of ChipMOS TECHNOLOGIES INC. from April 2000 to December 2001 and as an assistant vice president of the IC testing division of ChipMOS TECHNOLOGIES INC. from January 2002 to January 2003. He served as manager of production material control of Mosel Vitelic Inc. from 1993 to 1997. He holds a master’s degree in industrial management from National Cheng Kung University in Taiwan.

F.J. Tsai has served as CHANTEK ELECTRONIC CO., LTD.’s president since December 2004, before which he was vice president from September 2003. He also served as an assistant vice president of the strategy development center of ChipMOS TECHNOLOGIES INC. from 1998 to 2003. He received a master’s degree in business administration from National Sun Yat-Sen University in Taiwan.

Walter Wang has served as ChipMOS Logic TECHNOLOGIES INC.’s president since December 2003. He was the president of CHANTEK ELECTRONIC CO., LTD. from 2001 to 2003 and vice president of PlusMOS TECHNOLOGIES INC. from 1997 to 2002. He received a master’s degree in industrial engineering & management from Chung Hwa University in Taiwan.

K.H. Chu has served as ChipMOS TECHNOLOGIES INC.’s vice president of assembly production group since June 2004. He was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2002 to 2004 and vice president of E&R Engineering Corp. from 1999 to 2002. Mr. Chu received a bachelor’s degree in engineering from National Cheng Kung University in Taiwan.

Jessie Lin has served as ChipMOS TECHNOLOGIES INC.’s vice president of quality, reliability and assurance center since June 2004. She was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2003 to 2004 and deputy assistant vice president of ChipMOS TECHNOLOGIES INC. from 2000 to 2003. Ms. Lin received a bachelor’s degree in industrial engineering from Chung Yuan Christian University in Taiwan.

Joyce Chang has served as ChipMOS TECHNOLOGIES INC.’s vice president of LCD Driver production group since June 2004. She was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2002 to 2004 and manager of ChipMOS TECHNOLOGIES INC. from 2000 to 2002. Ms. Chang received a bachelor’s degree from Chung Yuan Christian University in Taiwan.

Ricky Liu has served as ChipMOS TECHNOLOGIES INC.’s vice president of wafer bump and wafer fab task business unit since June 2004. He was executive vice president of Advanced Micro Chip Technology Co., Ltd. from 2003 to 2004 and director of the foundry division of Nanya Technology Corp from 2001 to 2003. Mr. Liu received a bachelor’s degree from National Cheng Kung University in Taiwan.

Michael Lee has served as ChipMOS TECHNOLOGIES INC.’s vice president of wafer sort business unit since June 2004. He was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2003 to 2004 and assistant vice president of King Yuan ELECTRONIC CO., LTD. from 2002 to 2003. Mr. Lee received a master’s degree from National Chiao Tung University in Taiwan.

Ivan Hsu has served as ChipMOS TECHNOLOGIES INC.’s vice president of memory production group since December 2004. He was ChipMOS TECHNOLOGIES INC.’s assistant vice president from 2003 to 2004 and deputy assistant vice-president from 2002 to 2003. Mr. Hsu received a bachelor’s degree from Feng Chia University in Taiwan.

Board Practice and Terms of Directorship

Our Board of Directors consists of three classes of directors. The first class of directors, consisting of Shih-Jye Cheng, is up for re-election at the annual general meeting in 2005 and then every third annual general meeting thereafter. The second class, consisting of Hsing-Ti Tuan, Yeong-Her Wang and Shou-Kang Chen, is up for re-election at the annual general meeting in 2006 and then every third annual general meeting thereafter. The third class, consisting of Tadao Higashi, Pierre Laflamme and Chao-Jung Tsai, is up for re-election at the annual general meeting in 2007 and then every third annual general meeting thereafter.

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

Share Ownership

As of April 30, 2005, none of our directors or executive officers held, for his or her own account, 1% or more of our outstanding common shares.

Compensation and Compensation Committee

The aggregate compensation paid in 2004 to our directors and our executive officers, including cash and share bonuses, was approximately NT$41.3 million (US$1.3 million). In 2004, we granted options to purchase 228,000 of our common shares to our directors and executive officers as set forth in the table below. These options will vest over a period of four years, with an equal proportion vesting on each of August 13, 2005, 2006, 2007 and 2008.

Number of shares issuable upon exercise of options	Expiration date	Exercise price	Consideration paid for options granted
228,000	August 13, 2010	US$3.60	None

We did not set aside any money for pension, retirement or similar benefits for our directors in 2004.

We do not provide our directors with any benefits upon termination of employment.

Our compensation committee currently consists of Pierre Laflamme and Yeong-Her Wang. This committee reviews and recommends to our Board of Directors the compensation of all our directors and officers on at least an annual basis.

Audit Committee

Under our audit committee charter adopted on February 28, 2001 and amended on May 14, 2004 and December 21, 2004, our audit committee will:

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

The audit committee currently consists of Pierre Laflamme, Yeong-Her Wang and Tadao Higashi, all of whom are independent directors according to Nasdaq requirements. As of April 30, 2005, there was not an audit committee financial expert serving on our audit committee.

Nomination Committee

Pierre Laflamme and Yeong-Her Wang are currently the members of our Nomination Committee. Our Nomination Committee is responsible for identifying individuals qualified to become members of our Board of Directors, recommending nominees to the Board of Directors and, in the case of a Board vacancy, recommending the class of the Board of Directors in which a recommended nominee should serve.

Our Nomination Committee was established on May 14, 2004.

Special Investigation Committee

On December 21, 2004, in connection with alleged embezzlement at Pacific Electric by our former directors, Mr. Hung-Chiu Hu and Mr. Jwo-Yi Miao, and money laundering by our former director, Mr. Robert Ma Kam Fook, our board established a special investigation committee to identify and investigate any past and present dealings between ChipMOS Bermuda, including any of its subsidiaries and affiliates, and Messrs. Hu, Miao and Ma, and any companies or entities affiliated with them. For additional information on the allegations, see “Item 3. Key Information — Risk Factors — Risks Relating to Our Relationship with Mosel — The ongoing criminal investigations and trial involving Mr. Hung-Chiu Hu, Mr. Robert Ma Kam Fook and Mr. Jwo-Yi Miao, our former directors, could have a material adverse effect on our business and cause our stock price to decline.”

The special investigation committee is solely comprised of Messrs. Pierre Laflamme and Yeong-Her Wang, two of the Company’s independent directors. Concurrent with the establishment of the special investigation committee, our board requested the resignations of Mr. Hu and Mr. Miao, who subsequently resigned from our board on June 2, 2005 and June 8, 2005, respectively. On December 21, 2004 our board accepted the resignation of Mr. Ma. The special investigation committee engaged Ernst & Young as its forensic accounting advisor and Baker & McKenzie as its legal advisor to review transactions that were similar in nature to the transactions that allegedly implicated Messrs. Hu, Miao and Ma at Pacific Electric as well as significant related party transactions between ChipMOS Bermuda, including its subsidiaries and affiliates, and Messrs. Hu, Miao and Ma and any companies or entities affiliated with any of them. The special investigation committee also engaged Hong Kong counsel.

On June 23, 2005, the special investigation committee presented its final report to our Board of Directors. The special investigation committee concluded that the review conducted by Ernst & Young and Baker & McKenzie did not reveal previously unknown information regarding losses suffered by ChipMOS Bermuda, other than a potential liability relating to a credit facility entered into with Trident and Nordbank. The special investigation committee noted that total losses from transactions reviewed by it in the amount of NT$454 million (US$14 million), relating to impairment losses and realized losses of certain investments, have been reflected in our 2002, 2003 and 2004 financial statements, and a potential decline in the value of our investment in respect of Ultima Technology Corp. (BVI), which has been preliminarily estimated to be approximately NT$245 million (US$8 million), is not yet reflected in our financial statements. See, notes 4, 9 and 20 to our financial statements contained in this annual report and “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions.” For information regarding the credit facility, see “Item 3. Key Information — Risk Factors — Risks Relating to Our Relationship with Mosel — ChipMOS Bermuda and ChipMOS Hong Kong may be held liable for outstanding loan balances drawn down by Trident as joint borrowers under a credit facility entered into with Nordbank.” The special investigation committee did not make any factual findings as to the business purpose of the transactions reviewed or as to persons at the Company responsible for such transactions.

The Special Investigation Committee provided the following recommendations to our Board of Directors:

•	Reinforce the internal controls related to the Company’s investment decisions, including the design and adoption of comprehensive internal control procedures for investments in connection with the Company’s implementation of the internal control procedures required to comply with Section 404 of the Sarbanes Oxley Act of 2002 (“Section 404”);

•	Strengthen the role of the Board of Directors in overseeing the Company’s investment activities;

•	Develop an internal control mechanism applicable to the Company’s selection of banks that the Company will use for deposits so as to address both commercial risks and reputational risks; and

•	Develop more prudent and conservative procedures regarding the entry by the Company into banking or other credit relationships.

The Company intends to fully implement the recommendations of the Special Investigation Committee and has engaged Ernst & Young to advise it in connection with compliance with Section 404.

Employees

The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the functions indicated:

	As of December 31,
Function	2002	2003	2004
General operations	1,168	1,658	2,569
Quality control	130	244	405
Engineering	411	578	1,130
Research and development	146	157	188
Sales, administration and finance	100	137	222
Others	288	365	411

Total	2,243	3,139	4,925

The following table sets forth, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,
Location	2002	2003	2004
ThaiLin (Hsinchu Industrial Park)	—	346	467
ChipMOS Logic and Chantek (Chupei City)	—	—	951
Hsinchu Production Group	937	995	1,134
Southern Taiwan Production Group	1,103	1,526	1,838
Shanghai Production Group	203	268	527
Japan and the United States	—	4	8

Total	2,243	3,139	4,925

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

In 2002, we granted a total of 3,405,775 share options to our employees and during 2002, 273,500 share options were cancelled and 531,175 share options were exercised. In 2003, we granted a total of 3,464,600 share options to our employees, and during 2003, 334,600 share options were cancelled and 427,000 share options were exercised. In 2004, we granted a total of 2,809,800 share options to our employees, 309,983 share options were cancelled and 1,020,504 share options were exercised. The table below sets forth information about the share options we granted as of December 31, 2004.

Date of grant	Exercise Price	Number outstanding as of December 31, 2004	Number of Options	Exercisable on or after
April 3, 2002	4.0375	1,532,537	414,980 558,778 558,779	April 3, 2004 April 3, 2005 April 3, 2006

June 13, 2003	0.7650	1,808,525	587,549 610,488 610,488	December 13, 2004 December 13, 2005 December 13, 2006

Date of grant	Exercise Price	Number outstanding as of December 31, 2004	Number of Options	Exercisable on or after
October 1, 2003	1.7425	749,751	158,751 197,000 197,000 197,000	October 1, 2004 October 1, 2005 October 1, 2006 October 1, 2007

November 3, 2003	1.7425	38,600	8,900 9,900 9,900 9,900	November 3, 2004 November 3, 2005 November 3, 2006 November 3, 2007

April 30, 2004	6.63	1,399,000	349,750 349,750 349,750 349,750	April 30, 2005 April 30, 2006 April 30, 2007 April 30, 2008

April 30, 2004	5.64	10,000	2,500 2,500 2,500 2,500	April 30, 2005 April 30, 2006 April 30, 2007 April 30, 2008

August 13, 2004	3.6	1,245,000	311,250 311,250 311,250 311,250	August 13, 2005 August 13, 2006 August 13, 2007 August 13, 2008
Total		6,783,413

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets out certain information as of April 30, 2005 regarding the ownership of our common shares by (1) each person known to us to be the owner of more than five percent of our common shares and (2) the total amount owned by our directors and executive officers as a group.

Identity of person or group	Number of shares owned	Percent Owned
Mosel Vitelic Inc.(1)(2)	26,159,531	38.8%
PacMOS Technologies Holdings Limited(3)	3,887,284	5.8%
Directors and executive officers, as a group(4)	1,564,017	2.3%

(1)	Mosel owns 25,927,840 shares indirectly through its 100% owned subsidiary, Giant Haven Investments Ltd., and 231,691 indirectly through Mou-Fu Investment Ltd., which is a 99.9% owned subsidiary of Mosel’s 99.9% owned subsidiary Dai-Gin Investment Ltd. Mosel is a public company listed on the Taiwan Stock Exchange whose largest known shareholder owned less than 1.8% of Mosel’s outstanding shares as of December 31, 2004.
(2)	Excludes shares owned by PacMOS Technologies Holdings Limited, or PacMOS, that may be beneficially owned by Mosel.
(3)	PacMOS is a public company listed on the Stock Exchange of Hong Kong Limited and 43% owned by Texan Management Limited and 32% owned by Vision2000 Venture Ltd. Vision2000 Venture Ltd. is 100% owned by Mosel. As a result, each of Texan Management Limited, Vision2000 Venture Ltd. and Mosel may be considered to be the beneficial owner of our common shares owned by PacMOS. There are no voting or other arrangements among Texan Management Limited, Vision2000 Venture Ltd. and Mosel with respect to control of PacMOS.
(4)	Excludes Mosel’s beneficial ownership of our common shares which may be considered to be beneficially held by some of our directors or officers. Includes shares held by certain family members of certain directors. Includes shares held by Mr. Hung-Chiu Hu and Mr. Jwo-Yi Miao, our former directors, who resigned on June 2, 2005 and June 8, 2005, respectively.

As of April 30, 2005, approximately 46% of our common shares were held of record by shareholders located in the United States. All holders of our common shares have the same voting rights with respect to their shares.

As of January 12, 2001, Mosel held 65.1% of our common shares through its 100% owned subsidiary, Giant Haven Investment Ltd., and through Mou-Fu Investment Ltd., which is a 99.9% owned subsidiary of Mosel’s 99.9% owned subsidiary Dai-Gin Investment Ltd. On May 29, 2003, Mosel reduced its ownership in us from 64.5% to 44.4% through a sale of an aggregate of 11.8 million of our common shares to third party purchasers. In July 2004, Mosel’s ownership in us was reduced to 39.1% through the completion of our sale of 7,000,000 common shares pursuant to a registration statement filed on May 21, 2004. As of April 30, 2005, Mosel indirectly owned approximately 38.8% of our common shares.

Related Party Transactions

Certain Transactions in 2002

ROC law limits the ability of a company incorporated in Taiwan to purchase any equity interest in companies, directly or indirectly, holding more than 50% of its issued and outstanding voting securities or registered capital or to provide loans or other financing to any company. These limitations apply to transactions between ChipMOS Taiwan and Mosel, or companies having a relationship with Mosel as discussed below, subject to the exceptions that exist under law. In 2002 and 2003 Mosel experienced liquidity and other financial difficulties.

        During 2002, ChipMOS Taiwan engaged in certain transactions with Mosel and companies having a relationship with Mosel in respect of which our previous auditors raised questions on December 6, 2002, as to the business purpose of these transactions, whether they constituted impermissible financings of Mosel and whether these transactions had been conducted in accordance with applicable ROC law and requested us to provide further information. During December 2002 and January 2003, we reviewed these transactions, as well as the large cash deposits by ChipMOS Taiwan at NM Bank, an offshore bank located in Vanuatu, that were routed through the same bank account at an intermediary bank that had also been used as an intermediary account for the routing to Mosel of certain proceeds from third parties in connection with Mosel’s issuance of new equity securities during that period and submitted our report to the audit committee. On January 9, 2003, our audit committee met and reviewed the facts and circumstances of these transactions, and after consulting with Lee and Li, our ROC special counsel, concluded that these transactions were not inappropriate or impermissible under applicable laws and that all approvals of the Board of Directors required by applicable laws had been obtained. In January 2003, the previous auditors asked for additional information relating to these transactions, which we believe we provided to the best of our ability. If it were to be determined that any of these transactions constituted an impermissible financing or purchase of assets of Mosel by ChipMOS Taiwan or an impermissible purchase of Mosel’s equity by ChipMOS Taiwan, then ChipMOS Taiwan’s then chairman and any responsible officers would be jointly and severally liable to ChipMOS Taiwan for any losses suffered by ChipMOS Taiwan and may also be severally liable criminally for any breach of fiduciary duties that resulted in losses and damages suffered by ChipMOS Taiwan. Moreover, certain of these transactions may not have been in full compliance with ChipMOS Taiwan’s then applicable internal procedures. The failure to comply fully with ChipMOS Taiwan’s then applicable internal procedures could constitute evidence of a failure by the then chairman of ChipMOS Taiwan and responsible officers to comply fully with their fiduciary duties, which could result in them being held criminally liable for any breach of fiduciary duties that resulted in losses and damages to ChipMOS Taiwan. However, since we believe that these transactions have not resulted in any losses and damages to ChipMOS Taiwan or ChipMOS Bermuda, we believe that the risk of liability for ChipMOS Taiwan’s then chairman and officers is remote.

On February 27, 2003, Tiaoho & Co., an independent member firm of Moore Stephens International Limited, was appointed as independent auditor of ChipMOS Taiwan and on March 7, 2003, based on the recommendation of our audit committee, we appointed Moore Stephens Hong Kong as our independent auditor. We understand that Moore Stephens Hong Kong obtained the usual professional clearance from the previous auditor. Moore Stephens Hong Kong was made aware of the above mentioned transactions, the discussions between us and our previous auditor and the conclusions of our audit committee and Lee and Li, our ROC special counsel, upon their appointment, and we confirmed to Moore Stephens Hong Kong that we had determined that these transactions were not inappropriate or impermissible under applicable laws and that all approvals of the Board of Directors required by applicable laws had been obtained. Moore Stephens Hong Kong carried out audit procedures upon these transactions, reviewed the related correspondence, and made appropriate inquiries with the previous auditor, whom we authorized to respond fully to any such inquiries. Moore Stephens Hong Kong issued an unqualified audit opinion on our 2002 financial statements.

Please see “— Other Related Party Transactions” below for further information on transactions with Mosel and its affiliates. See also, “Item 6. Directors and Senior Management and Employees — Special Investigation Committee.”

Other Related Party Transactions

Mosel Vitelic Inc.

As of April 30, 2005, Mosel indirectly owned 38.8% of our outstanding shares. Mosel designs and manufactures semiconductor products, including SRAM, flash memory, LCD and other flat-panel display driver semiconductors and power-related semiconductors. In the period from July to December 2003, Mosel transferred all of its DRAM business to its affiliate ProMOS. Mosel is also engaged in the semiconductor testing and assembly business through its shareholding in our company and in the semiconductor module services business through its 5.4% direct shareholding in Chantek as of April 30, 2005. Although Mosel was our second largest customer in 2003, accounting for 19% of our net revenue in 2003, it ceased to be a key customer of ours following the transfer of its DRAM business to ProMOS, with sales to Mosel accounting for 0.1% of our net revenue in 2004. Sales to Mosel accounted for 35% of our net revenue in 2002. Mosel and its affiliates currently have, and are expected to continue to have from time to time in the future, contractual and other business relationships with us. Our relationships include the following:

•	In April 2003, ChipMOS Taiwan purchased from third-party bondholders NT$570 million worth of index bonds, and Mosel pledged approximately 52 million ProMOS common shares as collateral for repayment of NT$290 million worth of these index bonds. On May 6, 2003, ChipMOS Taiwan sold NT$110 million and NT$90 million of the index bonds to AMCT and Chantek International Investment Ltd., a wholly-owned subsidiary of Chantek, respectively. On May 12, 2003, ChipMOS Taiwan sold NT$80 million of the index bonds to PlusMOS. The interest revenue derived from these transactions amounted to NT$6 million in 2003. On May 28, 2003, Mosel reached settlements with the holders of the index bonds, pursuant to which Mosel agreed to pay by June 2003 35% of the outstanding principal amount plus accrued interest, and the remaining 65% in 10 monthly installments. In June 2003, ChipMOS Taiwan sold all of the 52 million common shares of ProMOS for approximately NT$426 million by exercising its rights to sell such shares pledged as collateral for the repayment of NT$290 million worth of index bonds. On June 16, 2003, ChipMOS Taiwan retained approximately NT$300 million in satisfaction of the index bonds we held, and returned the remaining amount to Mosel as excess collateral realization.

•	On August 26 and September 2 and 6, 2002, ChipMOS Taiwan entered into three inventory purchase agreements with Mosel under which Mosel was obligated to sell to ChipMOS Taiwan, and ChipMOS Taiwan was obligated to purchase, wafers from Mosel. Under these inventory purchase agreements, ChipMOS Taiwan paid Mosel a total amount of NT$2,100 million in exchange for the wafers. The purchases of wafers from Mosel by ChipMOS Taiwan were subsequently cancelled and a total amount of NT$2,100 million was refunded to ChipMOS Taiwan by Mosel and the inventory purchase agreements were terminated on September 26 and 30, 2002.

•	Rental revenue from Mosel was NT$9 million, NT$5 million and NT$5 million in 2002, 2003 and 2004, respectively. The rental fees paid by us to Mosel amounted to NT$3 million, NT$3 million and NT$2 million in 2002, 2003 and 2004, respectively.

•	In 2004, we purchased integrated circuits for our module business and for resale to other customers from Mosel in an aggregate amount of NT$637 million.

•	In 2002, 2003 and 2004, we paid NT$5 million, NT$4 million and NT$2 million, respectively, annual administrative fees to Mosel for the provision of certain administrative services.

Siliconware Precision Industries Co., Ltd.

As of April 30, 2005, Siliconware Precision owned 28.7% of the outstanding shares of ChipMOS Taiwan. Siliconware Precision is an independent provider of semiconductor testing and packaging services. Siliconware Precision currently has, and is expected to continue to have from time to time in the future, contractual and other business relationships with us. From time to time, Siliconware Precision provides assembly services to us. Often, Siliconware Precision renders these assembly services directly to our customers through customer referrals from us. On January 1, 2001, ChipMOS Taiwan entered into a subcontracting agreement for a term of two years with Siliconware Precision, pursuant to which Siliconware Precision is obligated to provide assembly services to us. This agreement was extended for another two years from January 2004 to December 2005. Every month, ChipMOS Taiwan is required to provide Siliconware Precision with a rolling forecast of requested services for the following three months. The prices of these services are to be agreed upon from time to time taking into account the cost of the packaging raw materials. In 2002, we did not outsource any assembly services to Siliconware Precision. In 2003, we outsourced to Siliconware Precision total sales of NT$114 million, representing 1% of our net revenue. We did not outsource any sales to Siliconware Precision in 2004.

Ultima Electronics Corp.

As of April 30, 2005, ChipMOS Taiwan was no longer a shareholder of Ultima, having disposed all of its interest in Ultima in December 2004. We provide mostly vertically integrated services and some independent testing and assembly services to Ultima. Sales to Ultima accounted for 19% of our net revenue in 2002, 12% in 2003 and 3% in 2004. In 2002 and 2003, ChipMOS Taiwan acted as a guarantor and provided collateral for a loan in the amount of NT$600 million extended to Ultima by two Taiwan financial institutions but as of December 31, 2004, ChipMOS Taiwan no longer acted as a guarantor for Ultima.

On December 22, 2003, ChipMOS Taiwan entered into a share purchase agreement with Caspian Worldwide Holdings Limited (BVI), or Caspian, a wholly-owned subsidiary of Ultima, for the acquisition of 30.0% of the shares of Ultima Technology Corp. (BVI), a wholly-owned subsidiary of Caspian, for a purchase price of approximately US$11 million. ChipMOS Taiwan provided Caspian with a performance bond in the amount of NT$290 million, which was returned to ChipMOS Taiwan on May 6, 2004. The investment was approved by the Investment Commission on April 19, 2004 and was made by ChipMOS Taiwan in May 2004.

A potential decline in the value of our investment in respect of Ultima Technology, which has been preliminarily estimated in connection with the review by the special investigation committee to be approximately NT$245 million (US$8 million), is not yet reflected in our financial statements. For additional information on the special investigation committee, see “Item 6. Directors, Senior Management and Employees—Special Investigation Committee.”

DenMOS Technology Inc.

We do not own any equity interest in DenMOS. As of April 30, 2005, Mosel directly owned 44.2% of common shares of DenMOS. Sales to DenMOS were NT$153 million, NT$496 million and NT$567 million in 2002, 2003 and 2004, respectively. We provided storage services to DenMOS in 2002, 2003 and 2004. Rental revenue from DenMOS for these storage services was NT$693 thousand, NT$922 thousand and NT$455 thousand in 2002, 2003 and 2004, respectively.

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

SyncMOS Technologies Inc.

We do not own any equity interest in SyncMOS. As of April 30, 2005, Mosel indirectly owned 41.5% of SyncMOS Technologies Inc. We provided storage services to SyncMOS Technologies Inc. in 2001. Rental revenue from SyncMOS Technologies Inc. was NT$768 thousand, NT$768 thousand and NT$1,126 thousand in 2002, 2003 and 2004, respectively.

Best Home Corp. Ltd.

In 2002, ChipMOS Taiwan acquired a 16.7% ownership interest of Sun Fund Securities Ltd. from Best Home. As of April 30, 2005, ChipMOS Taiwan had a 19% ownership interest in Best Home. Best Home is engaged in the business of selling office supplies and providing cafeteria services. On October 11, 2002, ChipMOS Taiwan entered into a cafeteria construction and cooperation agreement with Best Home, under which Best Home is obligated to construct a cafeteria and provide cafeteria services for ChipMOS Taiwan and ChipMOS Taiwan is obligated to prepay Best Home an aggregate of NT$216 million. On December 17, 2003, ChipMOS Taiwan entered into a credit assignment agreement with Prudent Holdings Group Ltd., or Prudent, a 4% shareholder of ours, under which ChipMOS Taiwan assigned its right to the repayment of NT$216 million from Best Home under the cafeteria construction and cooperation agreement for Prudent and Prudent agreed to pay NT$216 million back to ChipMOS Taiwan by June 30, 2004. On June 25, 2004, a supplementary agreement was signed with Prudent whereby the payment date was extended to September 30, 2004 and on September 24, 2004, another supplementary agreement was signed with Prudent for the extension of the payment date to December 30, 2004. Prudent also entered into a pledge agreement on September 30, 2004 whereby the advance of NT$216,000 thousand was secured by Prudent’s shareholding in ChipMOS Bermuda to the extent of 2,360,000 common shares in favor of ChipMOS Taiwan. ChipMOS Taiwan received payment in full from Prudent on November 19, 2004.

CHANTEK ELECTRONIC CO., LTD.

In 2003, ChipMOS Taiwan purchased equipment from Chantek at a cost of NT$10 million and sold equipment to Chantek for NT$17 million. In addition, ChipMOS Taiwan recognized gains on the disposal of certain properties to Chantek in the amount of NT$9 million. We paid Chantek approximately NT$0.2 million for certain leased equipment and raw material and semiconductor processing services in 2003. In addition, we paid an aggregate of NT$8 million in rental fees to Chantek in 2003. We did not pay any fees under these arrangements or any rental fees to Chantek during the period from January to April 2004. From January to April 2004, we had revenues from Chantek of NT$15 million. ChipMOS Taiwan acquired 3,846,154 shares of common stock of AMCT from Chantek at an aggregate price of NT$38 million on March 19, 2004.

Chantek has been our consolidated subsidiary since April 2004.

CHANTEK INTERNATIONAL INVESTMENT LTD.

In July 2004, ChipMOS Taiwan acquired from Chantek International Investment Ltd. 224,833 shares of common stock of ChipMOS Logic at an aggregate price of NT$2.5 million.

ThaiLin Semiconductor Corp.

ChipMOS Taiwan leased equipment and transferred certain technology to ThaiLin pursuant to certain agreements between ThaiLin and ChipMOS Taiwan. The rents paid by ThaiLin to us amounted to an aggregate of approximately NT$2 million and NT$8 million in 2002 and 2003, respectively. We did not have rental revenue from ThaiLin in 2003. In 2003, ThaiLin purchased certain equipment from ChipMOS Taiwan for approximately NT$245 million, and sold certain equipment to ChipMOS Taiwan for approximately NT$105 million.

ThaiLin has been our consolidated subsidiary since December 2003.

ProMOS Technologies Inc.

As of April 30, 2005, ChipMOS Taiwan owned 7,559,000 shares, or 0.2% of ProMOS. As of April 30, 2005, Mosel directly and indirectly owned 17.9% of ProMOS. Following the transfer of Mosel’s DRAM business to ProMOS in 2003, sales to ProMOS accounted for 19% of our net revenue in 2003 and 28% of our net revenue in 2004.

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

In 2004, ChipMOS Taiwan purchased certain equipment from ProMOS for approximately NT$46 million (US$1 million). Rental revenue from ProMOS in 2004 was NT$14 million (US$441 thousand).

Advanced Micro Chip Technology Co., Ltd.

In 2003, we purchased from AMCT certain materials in an amount of NT$5 million.

AMCT became our consolidated subsidiary in January 2004.

Sun-Fund Securities Ltd.

As of April 30, 2005, ChipMOS Taiwan held a 16.7% equity interest in Sun-Fund. In 2003, we paid Sun-Fund NT$3 million for shareholders’ and related service fees. On August 30, 2004, the board of Sun-Fund resolved to liquidate Sun-Fund; however, this proposal was rejected by shareholders of Sun-Fund at shareholders meetings on September 30, 2004 and December 31, 2004.

Mou-Fu Investment Ltd.

As of April 30, 2005, Mosel held directly and indirectly a 99.9% equity interest in Mou-Fu. In 2004, we paid Mou-Fu NT$4 million for the provision of shareholders’ services.

Item 8. Financial Information

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-56.

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

See, “Item 3. Key Information — Risk Factors — Risks Relating to Our Relationship with Mosel — The ongoing criminal investigations and trial involving Mr. Hung-Chiu Hu, Mr. Robert Ma Kam Fook and Mr. Jwo-Yi Miao, our former directors, could have a material adverse effect on our business and cause our stock price to decline” for certain information regarding potential legal proceedings relating to certain of our former directors.

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

Item 9. The Offer and Listing

Listing

Nasdaq National Market is the principal trading market for our common shares, which are not listed or quoted on any other markets in or outside the United States. We have been quoted on the Nasdaq National Market under the symbol “IMOS” since June 19, 2001. The CUSIP number for our common shares is “G2110R106.” As of April 30, 2005, there were 67,320,542 common shares issued and outstanding. The table below sets forth, for the periods indicated, the high, low and average closing prices on the Nasdaq National Market for our common shares.

	Nasdaq(1) Price per share (US$)
	Average	High	Low
2001 (from June 19 through December 31)	2.31	5.06	1.40
2002	3.23	5.25	1.48
2003	3.19	9.39	0.85
First Quarter	1.80	2.36	1.31
Second Quarter	1.19	1.55	0.85
Third Quarter	2.15	3.00	1.28
Fourth Quarter	5.86	9.39	2.05
2004	8.24	3.60	15.00
First Quarter	11.77	15.00	8.98
Second Quarter	8.83	12.11	6.82
Third Quarter	5.30	7.15	3.60
Fourth Quarter	7.18	9.56	5.54
2005 (through June 23, 2005)	6.05	7.25	4.80
First Quarter	5.59	6.49	4.80
January	5.43	6.24	4.80
February	5.39	5.86	5.10
March	5.93	6.49	5.36
Second Quarter (through June 23, 2005)	6.52	7.25	5.82
April	6.80	7.25	6.08
May	6.45	6.99	5.86
June (through June 23, 2005)	6.26	6.77	5.82

(1)	Trading in our common shares commenced on June 19, 2001 on the Nasdaq National Market.

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

Material Contracts

We have entered into the following contracts within the two years preceding the date of this annual report that are or may be material:

•	Deed of assignment, dated December 17, 2003, between ChipMOS Taiwan and ChipMOS Bermuda, as amended on May 14, 2004 and October 11, 2004, pursuant to which ChipMOS Taiwan assigned to ChipMOS Bermuda ChipMOS Taiwan’s right under the convertible note issued by Modern Mind with respect to US$16,500,745 and accrued interest thereon for a purchase price of US$16,594,249.93, US$7,894,249.93 of which was paid in July 2004 and US$8,700,000 of which was paid to ChipMOS Taiwan in November 2004. As a result of this assignment and an assignment by Jesper Limited dated December 27, 2002 to ChipMOS Bermuda of Jesper Limited’s rights under the convertible note issued by Modern Mind with respect to US$20,999,255 and accrued interest thereon, ChipMOS Bermuda obtained the entire rights under the US$37.5 million convertible note issued by Modern Mind.

•	Assignment agreement, dated April 7, 2004, between ChipMOS Bermuda and ChipMOS Taiwan, as amended on May 14, 2004 and October 11, 2004, pursuant to which ChipMOS Taiwan transferred all of the technologies it owned to ChipMOS Bermuda for a purchase price of US$19.7 million, which was paid in November 2004.

•	Patent license agreement, dated April 7, 2004, between ChipMOS Bermuda and ChipMOS Taiwan, as amended in July 8, 2004, October 11, 2004 and December 30, 2004, pursuant to which ChipMOS Bermuda granted to ChipMOS Taiwan a non-exclusive royalty-bearing license with respect to certain patents and patent applications until the expiration of the term of the last of these patents. Under the patent license agreement, ChipMOS Taiwan will pay ChipMOS Bermuda a royalty in the aggregate of US$20 million, payable in 80 quarterly installments of US$250,000 each. The first installment was paid in April 2005.

•	Master loan agreement, dated July 12, 2004, among ChipMOS Bermuda, as lender, Modern Mind Technology Limited, as borrower, and Jesper Limited, as guarantor, pursuant to which ChipMOS Bermuda provided on July 29, 2004 a loan in an amount of US$62.8 million in the form of a demand note issued by Modern Mind and pursuant to which ChipMOS Bermuda may be willing to provide Modern Mind from time to time additional funds in the form of demand notes. The demand notes are convertible at any time into common shares representing, immediately after the conversion, almost 100% of the then outstanding common shares of Modern Mind at a conversion rate of US$1.00 for each common share of Modern Mind. Payment under the demand notes is fully and unconditionally guaranteed by Jesper Limited and secured by a security interest in the entire equity interest in Modern Mind and ChipMOS Shanghai. Moreover, under the master loan agreement, Jesper Limited granted ChipMOS Bermuda an irrevocable option to acquire the common shares of Modern Mind then owned by Jesper Limited.

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

United States Federal Income Taxation

In General

This section describes the material United States federal income tax consequences generally applicable to ownership by a U.S. holder (as defined below) of our common shares. It applies to you only if you hold your common shares as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds common shares as part of a straddle or a hedging or conversion transaction; or

•	a U.S. holder whose functional currency is not the US dollar.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the common shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the common shares are readily tradable on an established securities market in the United States. We believe that our shares, which are listed on the NASDAQ, are readily tradable on an established securities market in the United States, however there can be no assurance that our shares will continue to be readily tradable on an established securities market.

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

Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. You should consult your own tax advisor regarding the foreign tax credit rules.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount that you realize and your tax basis in your common shares. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

In addition, notwithstanding any election you make with regard to the common shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your common shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common shares, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your common shares, you will be treated as having a new holding period in your common shares beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own common shares during any year that we are a PFIC with respect to you, you must file Internal Revenue Service Form 8621.

Documents on Display

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

Item 11. Quantitative and Qualitative Disclosure about Market Risk

Market Risks

Our exposure to financial market risks relates primarily to changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, the application of which is primarily for hedging, and not for speculative, purposes.

Interest Rate Risks

As of December 31, 2004, we had aggregate debt outstanding of NT$11,436 million (US$360 million), which was incurred for capital expenditure and general operating expenses. Of our outstanding debt, 55% bears interest at variable rates. The interest rate for the majority of our variable rate debt varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debt had an annual weighted average interest rate of 3.8% as of December 31, 2004. Accordingly, we have cash flow and earnings exposure due to market interest rate changes for our variable rate debt. An increase in interest rates of 1% would increase our annual interest charge by NT$63 million based on our outstanding indebtedness as of December 31, 2004.

ChipMOS Taiwan has entered into interest rate swap agreements to manage its interest rate risk. As of December 31, 2004, ChipMOS Taiwan had two interest rate swap agreements outstanding, with a notional amount of NT$500 thousand and NT$300 thousand respectively. The first interest rate swap was entered into on July 28, 2004 and will terminate on July 30, 2007, and the second swap was entered into on October 13, 2004 and will terminate on October 15, 2007. For both swaps, the difference in interest rates is calculated quarterly and credited or charged in the current period. In 2004, we recognized as NT$151 thousand of non-operating income as a result of the swaps. We and ChipMOS Taiwan did not enter into interest rate swap agreements in 2002 or 2003.

Foreign Currency Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the Japanese yen and the US dollar. As of December 31, 2004, 20% of our accounts receivable are denominated in US dollars and Japanese yen, and 53% of our accounts payable and payables for properties are denominated in Japanese yen and US dollars. To minimize foreign currency exchange risk, from time to time we utilize forward exchange contracts and foreign currency options to hedge our exchange rate risk on foreign currency assets or liabilities positions. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average appreciation of the NT dollar against all other relevant foreign currencies of 5% would increase our annual exchange losses by NT$50 million based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2004. As of December 31, 2002, 2003 and 2004, we had no outstanding forward exchange or foreign currency option contracts. Our net gains on forward exchange contracts were NT$0, NT$0 and NT$5 million (US$158 thousand) for the years ended December 31, 2002, 2003 and 2004, respectively.

See Note 25 of our audited consolidated financial statements for additional information on these derivative transactions.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2004.

During 2004, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

As of April 30, 2005, there was no audit committee financial expert, as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002, serving on our audit committee.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics, which applies to our directors, officers and employees. A copy of our Code of Business Conduct and Ethics is filed as Exhibit 11.1 to this annual report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

The table below summarizes the fees that we paid or accrued for services provided by Moore Stephens for the years ended December 31, 2003 and 2004.

	2003		2004
	(In thousands)
Audit Fees	NT$	4,232	NT$	7,411
Audit Related Fees		—		2,000
Tax Fees		—		—
All Other Fees		—		—

Total	NT$	4,232	NT$	9,411

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. For 2004, this category primarily includes the audit of our financial statements contained in our registration statement filed on May 21, 2004 as well as this annual report.

Audit-Related Fees. This category includes fees reasonably related to the performance or review of our financial statements and not included in the category of Audit Fees (described above). For 2004, this category primarily includes the audit and review of our financial statements contained in the offering circular for the private offering of our convertible notes outside of the United States in November 2004.

All non-audit services are pre-approved by our Audit Committee on a case-by-case basis. Accordingly, we have not established any pre-approval policies and procedures. All audit services that Moore Stephens were engaged to carry out after May 6, 2003, the effective date of revised Rule 2-01(c) (7) of Regulation S-X entitled “Audit Committee Administration of the Engagement” on strengthening requirements regarding auditor independence, were pre-approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

Item 19. Exhibits

Exhibits	Description
1.1	Memorandum of Association of ChipMOS TECHNOLOGIES (Bermuda) LTD.(1)

1.2	Bye-laws of ChipMOS TECHNOLOGIES (Bermuda) LTD.(2)

2.1	Certificate of Incorporation of ChipMOS TECHNOLOGIES (Bermuda) LTD., dated August 15, 2000.(1)

4.1	Joint Venture Agreement, dated July 14, 1997, between Mosel Vitelic Inc. and Siliconware Precision Industries Co., Ltd.(1)

4.2	Asset Sales Agreement, dated June 14, 1999, between Microchip Technology Taiwan and ChipMOS TECHNOLOGIES INC.(1)

4.3	Tessera Compliant Chip License Agreement, dated April 20, 1999, between Tessera Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.4	License Agreement, dated April 1, 1999, between Fujitsu Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.5	Sales Agreement, dated February 10, 2000, between Sharp Corp. and ChipMOS TECHNOLOGIES INC.(1)

4.6	Raw Materials Processing Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.7	Raw Materials Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.8	Integrated Circuit Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.9	Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.10	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.11	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.12	Land Lease Agreement, dated September 1, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.13	Purchase Agreement, dated July 31, 1997, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc.(1)

4.14	Form of Share Exchange Covenant Letter from the Company to the Shareholders.(1)

4.15	Amendment to the Integrated Circuit Processing and Warehousing Management Agreement, dated August10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC, dated September 1, 2001.(3)

4.16	Purchase Agreement, dated October 15, 2003, between ChipMOS TECHNOLOGIES INC. and DenMOS Technology Inc.(3)

4.17	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Ron How Investment Corp. (English Translation)(4)

4.18	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Yuan Shan Investment Corp. (English Translation)(4)

4.19	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc. (English Translation)(4)

4.20	Laser Stamping Machine Lease Agreement, dated November 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.21	Automatic Stamping Machine Lease Agreement, dated December 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.22	Raw Materials Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.23	Integrated Circuit Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.24	Technology Transfer Agreement, dated December 24, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.25	Tester Equipment Lease Agreement, dated November 14, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

Exhibits	Description
4.26	Tester Equipment Lease Agreement, dated December 3, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.27	Joint Engagement Letter, undated, by and among Ultima Electronics Corp., ChipMOS TECHNOLOGIES INC. and Sun-Fund Securities Ltd. (English Translation)(4)

4.28	Lease Agreement, dated June 1, 2002, between ChipMOS TECHNOLOGIES INC. and SyncMOS Technologies, Inc. (English Translation)(4)

4.29	Technology Transfer Agreement, dated August 1, 2002, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES (Shanghai) LTD.(4)

4.30	Promissory Note from Modern Mind Technology Limited to Jesper Limited, dated November 4, 2002.(4)

4.31	Deed of Variation, dated December 2, 2002, between Modern Mind Technology Limited and Jesper Limited.(4)

4.32	Deed of Assignment, dated December 27, 2002, between Jesper Limited and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.33	Deed of Assignment, dated June 25, 2003, between Jesper Limited and ChipMOS TECHNOLOGIES INC.(4)

4.34	Agreement, dated May 3, 2003, between Jesper Limited and Modern Mind Technology Limited.(4)

4.35	Master loan agreement, dated July 12, 2004, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Modern Mind Technology Limited and Jesper Limited.

4.36	Cooperation Agreement, dated March 27, 2002, between Shanghai Qingpu Industrial Zone Development (Group) Company and ChipMOS TECHNOLOGIES (Bermuda) LTD. (English Translation)(4)

4.37	Deed of assignment, dated December 17, 2003, between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(5)

4.38	Supplemental deed of assignment, dated May 14, 2004 between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(5)

4.39	Second supplemental deed of assignment, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.

4.40	Assignment agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.41	Supplemental assignment agreement, dated May 14, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.42	Second supplemental assignment agreement, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.

4.43	Patent license agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.44	Supplemental patent license agreement dated July 8, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.

4.45	Second supplemental patent license agreement dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.

4.46	Third supplemental patent license agreement dated December 30, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.

8.1	List of subsidiaries of ChipMOS TECHNOLOGIES (Bermuda) LTD.

11.1	Code of Business Conduct and Ethics.(5)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

23.1	Consent of independent registered public accounting firm.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-13218), filed on February 28, 2001.
(2)	Incorporated by reference to our report on Form 6-K, dated February 19, 2002.
(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2002.
(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 30, 2003.
(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2004.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei, Taiwan, Republic of China, on June 29, 2005.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

By:	/s/ Shih-Jye Cheng
Name:	Shih-Jye Cheng
Title:	Chairman and Chief Executive Officer

R eport of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ChipMOS TECHNOLOGIES (Bermuda) LTD.

We have audited the accompanying consolidated balance sheets of ChipMOS TECHNOLOGIES (Bermuda) LTD. and subsidiaries (collectively the “Company”) (see Note 1) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004, all expressed in New Taiwan dollars. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income (loss) for each of the three years in the period ended December 31, 2004, and the determination of shareholders’ equity and financial position at December 31, 2004 and 2003, to the extent summarized in Note 27.

/s/ Moore Stephens

Moore Stephens

Certified Public Accountants

Hong Kong

April 1, 2005

C hipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2004 (Notes 1 and 18)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31,
	2003	2004
	NT$	NT$	US$
			(Note 3)
ASSETS

CURRENT ASSETS

Cash and cash equivalents	1,730,964	4,849,146	152,777
Restricted cash and cash equivalents (Note 21)	282,378	87,041	2,742
Short-term investments - net (Notes 2 and 4)	664,251	2,832,556	89,242
Notes receivable - third parties	11,729	62,206	1,960
Accounts receivable - net of allowance for doubtful receivables and sales return allowances of NT$56,003 in 2003 and NT$275,752 in 2004 (Notes 2 and 5)
Related parties (Note 20)	1,342,366	1,411,038	44,456
Third parties	1,290,660	1,926,109	60,684
Other receivables - net of allowance for doubtful receivables and sales return allowances of NT$41,285 in 2003 and NT$16,299 in 2004 (Notes 2 and 5)
Related parties (Note 20)	266,175	6,649	210
Third parties (Note 6)	866,582	164,608	5,186
Inventories - net (Notes 2 and 7)	335,496	660,951	20,824
Deferred income tax - net (Notes 2 and 19)	266,949	590,476	18,603
Prepaid expenses and other current assets (Note 8)	422,167	116,931	3,684

Total Current Assets	7,479,717	12,707,711	400,368

LONG-TERM INVESTMENTS (Notes 2 and 9)	640,512	642,351	20,238

PROPERTY, PLANT AND EQUIPMENT - NET (Notes 2, 10, 15 and 16)
Cost
Land	—	530,862	16,725
Buildings and auxiliary equipment	3,546,126	4,542,282	143,109
Machinery and equipment	17,417,843	22,501,165	708,921
Furniture and fixtures	280,371	535,902	16,884
Transportation equipment	20,285	26,972	850
Tools	1,058,897	1,386,075	43,670
Leasehold improvements	6,865	55,826	1,759

Total cost	22,330,387	29,579,084	931,918
Accumulated depreciation	(12,254,664)	(14,572,453)	(459,119)
Construction in progress and advance payments	1,011,107	2,419,987	76,244

Net Property, Plant and Equipment	11,086,830	17,426,618	549,043

INTANGIBLE ASSETS - NET (Notes 2 and 11)	225,203	319,049	10,052

OTHER ASSETS
Restricted cash and cash equivalents (Note 21)	—	59,705	1,881
Employee dormitory buildings - net of accumulated depreciation of NT$41,491 in 2003 and NT$59,320 in 2004 (Note 2)	192,105	287,656	9,063
Refundable deposits	13,724	16,273	513
Goodwill (Note 2)	728	2,643	83
Others	26,868	83,061	2,617

Total Other Assets	233,425	449,338	14,157

TOTAL ASSETS (Forward)	19,665,687	31,545,067	993,858

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2004 (Notes 1 and 18)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31,
	2003	2004
	NT$	NT$	US$
			(Note 3)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank loans (Note 12)	1,566,773	800,593	25,224
Current portion of long-term loans (Note 16)	692,840	1,821,778	57,397
Current portion of long-term bonds payable (Note 15)	—	1,200,000	37,807
Convertible bonds (Note 13)	267,611	—	—
Deferred income	3,565	27,962	881
Notes payable - third parties	27,328	49,072	1,546
Accounts payable
Related parties (Note 20)	5,570	—	—
Third parties	339,801	607,806	19,150
Other payables
Related parties (Note 20)	1,019	2,833	89
Third parties	263,823	324,654	10,228
Income tax payable (Note 2)	193	26,889	847
Payables to contractors and equipment suppliers	344,561	440,024	13,863
Current portion of capital lease payable	—	5,195	164
Accrued expenses and other current liabilities (Note 14)	437,979	608,550	19,173

Total Current Liabilities	3,951,063	5,915,356	186,369

LONG-TERM LIABILITIES
Long-term bonds payable (Note 15)	1,200,000	—	—
Convertible bonds (Note 13)	—	3,006,380	94,719
Long-term loans (Note 16)	2,238,872	4,594,541	144,756
Capital lease payable	—	7,205	227

Total Long-Term Liabilities	3,438,872	7,608,126	239,702

OTHER LIABILITIES
Deferred income tax – net (Notes 2 and 19)	367,941	508,017	16,005
Deferred income	174,308	156,653	4,936
Accrued pension cost (Notes 2 and 17)	56,361	102,674	3,235
Guarantee deposits	933	1,124	35

Total Other Liabilities	599,543	768,468	24,211

Total Liabilities	7,989,478	14,291,950	450,282

MINORITY INTERESTS	4,427,971	7,092,498	223,456

COMMITMENTS AND CONTINGENCIES (Note 23)

SHAREHOLDERS’ EQUITY (Notes 2 and 18)
Capital stock NT$0.3281 (US$0.01) par value
Authorized 150,000 thousand shares (2003: 150,000 thousand shares)
Issued 67,321 thousand shares (2003: 59,300 thousand shares)	19,379	22,089	696
Capital surplus	7,711,229	9,113,331	287,124
Option warrants	86,674	115,394	3,636
Deferred compensation	(42,615)	(51,662)	(1,628)
Retained earnings (accumulated deficits)	(494,949)	1,180,933	37,207
Treasury stock	420	(25,515)	(804)
Cumulative translation adjustments	(31,900)	(193,384)	(6,093)
Unrealized loss on long-term investments	—	(567)	(18)

Total Shareholders’ Equity	7,248,238	10,160,619	320,120

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,665,687	31,545,067	993,858

The accompanying notes are an integral part of the consolidated financial statements.

C hipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2002, 2003 and 2004 (Notes 1 and 18)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings (Loss) Per Share)

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
				(Note 3)
NET REVENUE (Notes 2 and 20)
Related parties	3,665,384	5,072,942	4,844,424	152,628
Third parties	2,860,481	3,953,589	10,191,387	321,090

Total Net Revenues	6,525,865	9,026,531	15,035,811	473,718

COST OF REVENUE (Note 20)
Related parties	3,004,306	3,767,370	3,240,772	102,103
Third parties	3,707,400	3,692,205	7,616,737	239,973

Total Cost of Revenue	6,711,706	7,459,575	10,857,509	342,076

GROSS PROFIT (LOSS)	(185,841)	1,566,956	4,178,302	131,642

OPERATING EXPENSES (Note 20)
Research and development (Note 2)	326,753	295,033	296,411	9,339
General and administrative	310,200	439,875	673,365	21,215
Sales and marketing (Note 2)	37,354	65,367	308,471	9,719

Total Operating Expenses	674,307	800,275	1,278,247	40,273

INCOME (LOSS) FROM OPERATIONS	(860,148)	766,681	2,900,055	91,369

NON-OPERATING INCOME
Gain on sales of investments (Note 2)	50,370	92,666	—	—
Rental (Note 20)	35,473	24,960	28,467	897
Interest	38,231	47,703	36,591	1,153
Subsidy income	8,982	12,057	6,100	192
Gain on disposal of property, plant and equipment (Note 2)	37,698	98,509	63,327	1,995
Recovery of allowance for loss on inventories	—	—	67,002	2,111
Recovery of bad debts	—	—	29,703	936
Gain on disposal of long-term investments	—	—	38,592	1,216
Other	10,262	53,307	91,444	2,881

Total Non-Operating Income	181,016	329,202	361,226	11,381

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2002, 2003 and 2004 (Notes 1 and 18)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings (Loss) Per Share)

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
				(Note 3)
NON-OPERATING EXPENSES
Interest	242,130	247,967	276,260	8,704
Investment loss recognized by equity method (Notes 2 and 9)	95,001	8,984	—	—
Financing cost	17,113	14,623	19,208	605
Allowance for loss on short-term investments (Note 4)	168,604	29,030	52,274	1,647
Loss on disposal of property, plant and equipment (Note 2)	640	17,497	21,504	677
Foreign exchange loss - net (Note 2)	42,296	78,793	33,747	1,063
Loss on sales of investments	—	—	40,156	1,265
Impairment loss for long-term investments	—	—	214,403	6,755
Capital reduction loss for long-term investment	—	—	49,833	1,570
Other	12,828	9,437	49,554	1,562

Total Non-Operating Expenses	578,612	406,331	756,939	23,848

INCOME (LOSS) BEFORE INCOME TAX AND MINORITY INTERESTS	(1,257,744)	689,552	2,504,342	78,902

INCOME TAX EXPENSE (BENEFIT) (Notes 2 and 19)	97,916	(29,006)	(141,804)	(4,467)

INCOME (LOSS) BEFORE MINORITY INTERESTS	(1,355,660)	718,558	2,646,146	83,369

MINORITY INTERESTS	385,375	(256,896)	(997,918)	(31,440)

PRE-ACQUISITION EARNINGS	—	20,723	27,654	871

NET INCOME (LOSS)	(970,285)	482,385	1,675,882	52,800

EARNINGS (LOSS) PER SHARE – BASIC	(16.49)	8.19	26.54	0.84

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC	58,835	58,908	63,141	63,141

EARNINGS (LOSS) PER SHARE - DILUTED	(16.49)	8.12	26.38	0.83

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED	58,835	59,429	63,517	63,517

The accompanying notes are an integral part of the consolidated financial statements.

C hipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2002, 2003 and 2004 (Notes 1 and 18)

(In Thousands of New Taiwan Dollars, Except Number of Shares)

	CAPITAL STOCK ISSUED		CAPITAL SURPLUS	OPTION WARRANTS	DEFERRED COMPENSATION	RETAINED EARNINGS (ACCUMULATED DEFICITS)	UNREALIZED LOSS ON LONG-TERM INVESTMENTS (Note 2)	CUMULATIVE TRANSLATION ADJUSTMENTS (Note 2)	TREASURY STOCK	TOTAL SHAREHOLDERS’ EQUITY
	Shares (Thousands)	Amount
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2002	58,342	19,048	7,582,172	—	—	(1,561)	— `	(478)	—	7,599,181
Issuance of stock	531	185	63,052	—	—	—	—	—	—	63,237
Issuance of option warrants	—	—	—	64,401	(39,245)	—	—	—	—	25,156
Net loss for 2002	—	—	—	—	—	(970,285)	—	—	—	(970,285)
Adjustment of equity method for long-term investment	—	—	744	—	—	(5,071)	—	—	420	(3,907)
Translation adjustments	—	—	—	—	—	—	—	(34)	—	(34)

BALANCE, DECEMBER 31, 2002	58,873	19,233	7,645,968	64,401	(39,245)	(976,917)	—	(512)	420	6,713,348

Exercise of stock options	427	146	56,815	—	—	—	—	—	—	56,961
Issuance of option warrants	—	—	—	22,273	(3,370)	—	—	—	—	18,903
Net profit for 2003	—	—	—	—	—	482,385	—	—	—	482,385
Adjustment of equity method for long-term investment	—	—	8,446	—	—	(417)	—	—	—	8,029
Translation adjustments	—	—	—	—	—	—	—	(31,388)	—	(31,388)

BALANCE, DECEMBER 31, 2003	59,300	19,379	7,711,229	86,674	(42,615)	(494,949)	—	(31,900)	420	7,248,238
Issuance of stock	7,000	2,363	1,152,081	—	—	—	—	—	—	1,154,444
Exercise of stock options	1,021	347	90,067	—	—	—	—	—	—	90,414
Issuance of option warrants	—	—	—	28,720	(9,047)	—	—	—	—	19,673
Net profit for 2004	—	—	—	—	—	1,675,882	—	—	—	1,675,882
Adjustment of equity method for long-term investment	—	—	159,954	—	—	—	(567)	—	(25,935)	133,452
Translation adjustments	—	—	—	—	—	—	—	(161,484)	—	(161,484)

BALANCE, DECEMBER 31, 2004	67,321	22,089	9,113,331	115,394	(51,662)	1,180,933	(567)	(193,384)	(25,515)	10,160,619

The accompanying notes are an integral part of the consolidated financial statements.

C hipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002, 2003 and 2004 (Notes 1 and 18)

(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(970,285)	482,385	1,675,882	52,800
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	2,690,657	2,658,307	3,438,816	108,343
Amortization	129,962	56,652	98,021	3,088
Deferred compensation	25,154	18,903	19,673	620
Gain on disposal of property, plant and equipment – net	(36,391)	(81,012)	(41,823)	(1,318)
Investment loss (gain) recognized by equity method	95,001	(11,739)	—	—
Gain on disposal of long-term investments	—	—	(38,592)	(1,216)
Impairment loss for long-term investments	—	—	214,403	6,755
Capital reduction loss for long-term investments	—	—	49,833	1,570
Accrued pension cost	6,988	30,167	20,604	649
Deferred income tax – net	78,682	(77,217)	(183,451)	(5,780)
Minority interests	(449,612)	609,444	1,845,210	58,135
Changes in operating assets and liabilities
Notes receivable	226	24,829	(12,113)	(382)
Accounts receivable	(216,123)	(727,143)	(384,473)	(12,113)
Other receivables	(81,643)	(1,027,726)	976,737	30,773
Inventories	5,761	(169,003)	(80,341)	(2,531)
Prepaid expenses and other current assets	(205,562)	(168,994)	370,044	11,659
Other assets	—	(26,868)	59,849	1,886
Notes payable	—	(3,243)	19,265	607
Accounts payable	25,267	200,019	(29,213)	(920)
Other payables	(105,217)	70,751	(587,355)	(18,505)
Income tax payable	(35,731)	193	26,693	841
Accrued expenses and other liabilities	432,193	18,842	158,593	4,997
Deferred income	74,406	(389)	6,742	212

Net Cash Provided by Operating Activities	1,463,733	1,877,158	7,623,004	240,170

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash and cash equivalents	157,013	396,234	136,632	4,305
(Increase) decrease in short-term investments	95,004	701,628	(1,868,866)	(58,880)
Proceeds from capital reduction for long-term investments	—	—	9,000	284
Proceeds from sales of property, plant and equipment	218,757	535,490	462,756	14,580
Proceeds from sales of long-term investments	—	—	38,592	1,216
Proceeds from sales of intangible assets	—	—	600	19
Cash inflow from acquisition of subsidiary (Note 22b)	—	103,454	61,809	1,947
Acquisitions of:
Long-term investments	(1,271,038)	(14,493)	(466,346)	(14,693)
Property, plant and equipment	(2,308,021)	(2,401,825)	(8,187,146)	(257,944)
Intangible assets	(26,469)	(51,535)	(147,749)	(4,655)
Employee dormitory building	(310)	(71,251)	(113,719)	(3,583)
Goodwill	(918)	—	(15,418)	(486)
Decrease in refundable deposits	90	41,493	51,909	1,635

Net Cash Used in Investing Activities	(3,135,892)	(760,805)	(10,037,946)	(316,255)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on:
Bank loans	—	(718,586)	(985,932)	(31,063)
Commercial paper payable	—	(159,427)	—	—
Long-term loans	—	(352,133)	—	—
Capital lease payable	—	—	(1,533)	(48)
Bonds payable	—	(283,894)	—	—
Treasury stock	—	—	(25,935)	(817)
Proceeds from:
Bank loans	965,869	222,728	—	—
Commercial paper payable	159,427	—	—	—
Convertible bonds	—	—	2,738,769	86,288
Long-term loans	1,214,184	—	2,725,305	85,863
Issuance of capital stock	63,237	65,407	1,244,858	39,220
Increase (decrease) in guarantee deposits	19	(39,778)	(924)	(29)
Promissory loan note	575,850	(575,850)	—	—

Net Cash Provided by (Used in) Financing Activities	2,978,586	(1,841,533)	5,694,608	179,414

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002, 2003 and 2004 (Notes 1 and 18)

(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
				(Note 3)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	—	(31,388)	(161,484)	(5,088)

Net Increase (Decrease) in Cash and cash equivalents	1,306,427	(756,568)	3,118,182	98,241

Cash and cash equivalents, beginning of the year	1,181,105	2,487,532	1,730,964	54,536

Cash and cash equivalents, end of the year	2,487,532	1,730,964	4,849,146	152,777

SUPPLEMENTAL INFORMATION
Income tax paid	56,766	469	2,877	91

Interest paid	243,652	242,987	262,648	8,275

NON CASH FINANCING ACTIVITIES
Current portion of long-term loans	352,160	692,840	1,821,778	57,397

PARTIAL CASH PAID FOR INVESTING ACTIVITIES
Cash paid for acquisition of property, plant and equipment
Total acquisitions	2,091,342	2,508,188	8,282,609	260,952
Decrease (increase) in payables to contractors and equipment suppliers	216,679	(106,363)	(95,463)	(3,008)

	2,308,021	2,401,825	8,187,146	257,944

The accompanying notes are an integral part of the consolidated financial statements.

C hipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS

ChipMOS TECHNOLOGIES (Bermuda) LTD. (ChipMOS Bermuda) was incorporated under the laws of Bermuda on August 1, 2000, and its common shares have been traded on the Nasdaq National Market since June 2001. As of December 31, 2004, ChipMOS Bermuda was 38.86% owned by Mosel Vitelic Inc. (MVI) through its wholly-owned subsidiary, Giant Haven Investment Ltd. and its indirectly-owned subsidiary, Mou-Fu Investment Ltd. As of December 31, 2004, ChipMOS Bermuda owned 70.34% of the outstanding common shares of ChipMOS TECHNOLOGIES INC. (ChipMOS Taiwan) and Siliconware Precision Industries Co. Ltd. (SPIL) owned 28.73%.

ChipMOS Taiwan was incorporated in Taiwan on July 28, 1997 as a joint venture company between MVI and SPIL. Its operations consist of testing and assembly of semiconductors. ChipMOS Taiwan also provides semiconductor testing and assembly services on a turnkey basis, which entails ChipMOS Taiwan purchasing fabricated wafers and selling tested and assembled semiconductors. In connection with a corporate restructuring on January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of ChipMOS Taiwan executed a Purchase and Subscription Agreement whereby they transferred their shares of ChipMOS Taiwan to ChipMOS Bermuda in exchange for 58,342 thousand common shares in ChipMOS Bermuda. The selling shareholders, who previously held in an aggregate of 70.25% of the entire outstanding common shares of ChipMOS Taiwan, thus, became the holders of the entire outstanding common shares of ChipMOS Bermuda. Because 100% of the outstanding common shares of ChipMOS Bermuda were owned by former shareholders of ChipMOS Taiwan, the exchange of shares has been accounted for as a merger as if ChipMOS Bermuda was the acquirer. Equity and operations attributable to ChipMOS Taiwan shareholders not participating in the exchange offer were reflected as minority interest in the historical financial statements. MVI participated in the restructuring and share exchange described above and SPIL did not.

ChipMOS Bermuda also controls both Modern Mind Technology Limited (Modern Mind) and its 100% subsidiary ChipMOS TECHNOLOGIES (Shanghai) Limited (ChipMOS Shanghai) and enjoys the primary beneficial interest in Modern Mind and ChipMOS Shanghai. For this reason Modern Mind and ChipMOS Shanghai have been consolidated into these financial statements in spite of the fact that ChipMOS Bermuda does not hold an equity interest in Modern Mind.

As of December 31, 2004, ChipMOS Taiwan owned 100% of the outstanding shares of both ChipMOS Japan Inc. (ChipMOS Japan) and ChipMOS USA Inc. (ChipMOS USA), 68.04% of CHANTEK ELECTRONIC CO., LTD. (CHANTEK), 30.08% of ThaiLin Semiconductor Corp. (ThaiLin), 56.10 % of ChipMOS Logic TECHNOLOGIES INC. (ChipMOS Logic) and 67.83% of FIRST SEMICONDUCTOR TECHNOLOGY, INC. (FST).

1.	ORGANIZATION AND BUSINESS (continued)

ThaiLin was incorporated on May 15, 1996 and is listed on the GreTai Securities Market in Taiwan. ThaiLin is engaged in wafer and semiconductor testing services. On December 31, 2002, ChipMOS Taiwan acquired an equity interest of 41.8% in ThaiLin. As of December 31, 2004, ChipMOS held a 30.08% equity interest in ThaiLin. On December 1, 2003, ChipMOS Taiwan obtained controlling influence over ThaiLin’s decisions on its operations, personnel and financial policies. Therefore, ThaiLin has been consolidated into these financial statements from December 1, 2003 in spite of the fact that ChipMOS Taiwan holds an equity interest of less than 50% in ThaiLin.

ChipMOS Japan was incorporated in Japan in June 1999, and ChipMOS USA was incorporated in the United States of America in October 1999. These two companies engage in sales and customer services and all the expenses incurred from these activities are charged to current income. ChipMOS Japan began generating revenue in 2000, while ChipMOS USA began generating revenue in 2001.

CHANTEK was incorporated in Taiwan in May 1989, and is listed on the GreTai Securities Market in Taiwan. CHANTEK provides semiconductor assembly services for low-density volatile and non-volatile memory semiconductors, consumer semiconductors and microcontroller semiconductors. ChipMOS Taiwan acquired its 34% ownership interest in CHANTEK on September 16, 2002. On April 1, 2004, PlusMOS Technologies Inc. (PlusMOS) was merged into CHANTEK in a stock-for-stock merger pursuant to which shareholders of PlusMOS received 1.1 common shares of CHANTEK in exchange for one common share of PlusMOS. The merger was approved by the shareholders of CHANTEK and PlusMOS in December 2003. Upon consummation of this merger, ChipMOS Taiwan became the controlling shareholder of CHANTEK. Under applicable accounting principles, ChipMOS Taiwan is required to consolidate CHANTEK subsequent to its merger with PlusMOS. ChipMOS Taiwan increased its ownership in CHANTEK during 2004 and held a 68.04% interest as of December 31, 2004.

ChipMOS Logic was incorporated in Taiwan on January 28, 2004, with ChipMOS Taiwan holding a 62.5% interest and ThaiLin holding a 37.5% interest. On March 29, 2004, ChipMOS Logic issued additional shares to institutional investors. As a result, ChipMOS Taiwan’s interest in ChipMOS Logic was diluted to 44.44% and ThaiLin’s interest was diluted to 26.67%. ChipMOS Logic is engaged in logic testing services. On April 30, 2004, WORLD WIDE TEST Technologies Inc. (WWT) merged into ChipMOS Logic, with ChipMOS Logic as the surviving entity, in a stock-for-stock merger pursuant to which shareholders of WWT received one common share of ChipMOS Logic in exchange for 10 common shares of WWT. As of December 31, 2004, ChipMOS Taiwan and ThaiLin owned approximately 56.10% and 24.62%, respectively, of ChipMOS Logic.

FST was incorporated in the United States of America in June 1998 and engaged in IC logic testing services. ChipMOS Taiwan acquired its 67.83% ownership interest in FST on November 1, 2004 and held 67.83% as of December 31, 2004.

Modern Mind was incorporated in the British Virgin Islands on January 29, 2002. Modern Mind conducts its operations through ChipMOS Shanghai. ChipMOS Bermuda acquired a 100% equity interest in Modern Mind on December 12, 2002, and then transferred it to Jesper Limited (Jesper) on December 31, 2002. In December 2002 and 2003, ChipMOS Bermuda acquired from Jesper and ChipMOS Taiwan, respectively, convertible notes issued by Modern Mind that are convertible into a controlling equity interest in Modern Mind if the repayment is not made when due. Accordingly, ChipMOS Bermuda is deemed to have a controlling interest in Modern Mind.

ChipMOS Shanghai, a wholly-owned subsidiary of Modern Mind, was incorporated in Mainland China on June 7, 2002. ChipMOS Shanghai is engaged in wafer testing, semiconductor assembly and testing, and module and subsystem manufacturing. ChipMOS Shanghai commenced commercial production in 2003.

ChipMOS Far East Limited (ChipMOS Far East) was incorporated in Hong Kong on November 18, 2002. It is engaged in financial management and marketing and sales. ChipMOS Far East is a wholly-owned subsidiary of ChipMOS Bermuda.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the accounts of ChipMOS Bermuda and all subsidiaries in which ChipMOS Bermuda (hereinafter, referred to individually or collectively as the “Company”) holds a controlling interest or voting interests in excess of 50% in accordance with the requirements of ROC Financial Accounting Standards (“FAS No. 7”) and the regulations of the Taiwan Securities and Futures Commission (“SFC”). All significant intercompany accounts and transactions have been eliminated.

The Company’s consolidated financial statements include for 2002 the financial results of ChipMOS Taiwan and its wholly-owned subsidiaries, ChipMOS Japan and ChipMOS USA, ChipMOS Far East, Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai. For 2003, the Company’s consolidated financial statements also include the financial results of ThaiLin. For 2004, the Company’s consolidated financial statements also include the financial results of CHANTEK, ChipMOS Logic and FST (see Note 1).

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable.

A substantial portion of revenue is made from a small number of customers on credit and generally without requirement of any collateral.

The Company had two customers that had balances greater than ten percent of total notes and accounts receivable as of December 31, 2004 and 2003, respectively:

	December 31,
	2003	2004
Related parties (Note 20)
ProMOS Technologies Inc. (ProMOS)	36%	35%
Third parties
Powerchip Semiconductor Corp.	10%	16%

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

Cash equivalents

Repurchase notes with original maturity dates of less than three months are classified as cash equivalents.

Short-term investments

Short-term investments are stated at the lower of cost or market value. An allowance for losses is provided when the carrying value of the investments exceeds the total market value with the related provision for losses charged to income for the current year. Any recovery of the market value to the extent of the original carrying value is recognized as income.

Costs of investments sold are determined using the weighted-average method.

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for doubtful receivables

The allowance for doubtful receivables reflects estimates of the expected amount of the receivables that the Company will not be able to collect. The Company first examines the available information regarding any customer that the Company has reason to believe may have an inability to meet its financial obligations. For these customers, the Company uses its judgment, based on the available facts and circumstances, and records a specific allowance for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific allowances are reevaluated and adjusted as additional information is received. Secondly, for all other customers, the Company maintains an allowance based on a range of percentages applied to aging categories. These percentages are based on our historical collection and write-off experience. Additional allowances may be required in the future if the financial condition of our customers or general economic conditions deteriorate, and this additional allowance would reduce the Company’s net income.

Allowances for sales returns and discounts

Allowances for sales returns and discounts are provided based on the sales returns from past experience; such provisions are deducted from sales and the related costs of products are deducted from cost of products sold.

Inventories

Inventories are stated at the lower of standard cost (which approximates actual weighted average cost) or market value. Unbilled processing charges incurred are included in finished goods and work in progress and are stated at actual cost. Market value represents replacement cost for raw materials and net realizable value for finished goods and work in progress.

Long-term investments

Investments in shares of stock of companies wherein the Company exercises significant influence on operational or financial decisions are accounted for using the equity method. Under the equity method, the investments are initially carried at cost and subsequently adjusted for the proportionate equity of the Company in the net income or net loss of the investees.

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

The costs of investments sold are determined using the weighted average method.

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, plant and equipment and employee dormitory buildings

Property, plant and equipment and employee dormitory buildings (presented as part of Other Assets) are stated at cost less accumulated depreciation. Major additions, renewals and improvements are capitalized while maintenance and repairs are expensed currently.

The initial estimate of the service lives of property, plant and equipment is as follows: machinery and equipment, 1 to 5 years; buildings and auxiliary equipment, 1 to 54 years; furniture and fixtures, 1 to 5 years; tooling, 1 to 2 years; transportation equipment, 5 years; and leasehold improvements, 1 to 2 years. Salvage value is considered when determining the basis of depreciated assets. If items of property, plant and equipment and employee dormitory buildings are still in good condition and useful at the end of their original service lives, the salvage value is depreciated over any extended useful life.

Upon sale or disposal of items of properties, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to current income.

Intangible assets

Intangible assets are amortized using the straight-line method over the following periods: goodwill, 5 years; technology know-how, 5 years; technology license fees, 5 years; software, 2 to 4 years; bond issuance costs, using the average method; and land use rights, over the period of the right.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the group’s interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill is recognized as an asset and amortized on a straight-line basis over its useful economic life.

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

These policies are consistent with provisions in the Staff Accounting Bulletin No. 101, as revised by No. 104, issued by the United States Securities and Exchange Commission, or SEC.

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Government grant

A government grant is recognized at its fair value and credited to the income statement. Where the grant relates to an asset, the fair value is credited to a deferred income account and is recognized as income over the periods necessary to match with the related amortization of the asset, on a systematic basis.

Research and development costs

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at discovery of new knowledge which will be useful for developing new products or production processes, or significantly enhancing existing products or production processes, and the implementation of such through design and testing of product alternatives or construction of prototypes. All expenses incurred in connection with the Company’s research and development activities are charged to current income.

Pension and retirement costs

Pension costs are recorded based on actuarial calculations. Provisions for pension costs are accrued based on actuarially determined amounts which include service cost, interest, amortization of unrecognized net transition obligation and expected return on pension assets. Unrecognized net transition obligation is amortized over 15 years.

Retirement benefit contributions are made to pension scheme and/or retirement funds, the assets of which are managed by independent investment firms and/or government agencies. Contributions are made based on a percentage of the employees’ salaries and bonus, if applicable, and are charged to the income statement as incurred.

Income tax

The Company has adopted the inter-period income tax allocation method. Deferred income tax assets are recognized for the tax effects of deductible temporary differences, unused tax credits, and operating loss carryforwards and those of taxable temporary differences are recognized as deferred income tax liabilities. Valuation allowance is provided for deferred tax assets that are not certain to be realized. A deferred tax asset or liability is classified as current or non-current based on the classification of the related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, then it is classified as current or noncurrent based on the expected reversal dates of the temporary difference.

Any tax credit arising from the purchase of machinery, equipment and technology, research and development expenditures, personnel training, or investments in important technology-based enterprise is recognized by the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on unappropriated earnings generated by ChipMOS Taiwan, ThaiLin, CHANTEK and ChipMOS Logic are recorded as an expense in the year when the stockholders have effectively resolved that earnings shall be retained.

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

Foreign-currency transactions

Foreign-currency transactions, except for derivative financial instruments, are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars, or when foreign-currency receivables or payables are settled, are credited or charged to income in the year of conversion or settlement. On the balance sheet dates, the balances of foreign-currency assets and liabilities are restated at the prevailing exchange rates and the resulting differences are charged to current income except those foreign currency denominated investments in shares of stock where such differences are accounted for as translation adjustments under stockholders’ equity. ROC Financial Accounting Standards (FAS) No. 14, “Accounting for Foreign-Currency Transactions,” applies to foreign operations, with the local currency of each foreign subsidiary as its functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: assets and liabilities - current rate; shareholders’ equity - historical rates; income and expenses - weighted-average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Treasury stock

Treasury stock represents the stocks of ThaiLin, ChipMOS Logic and CHANTEK purchased by their subsidiaries or repurchased by themselves pending issuance of stock options to employees. Treasury stock is carried at cost. The repurchased stocks have no voting rights and receive no cash dividends.

Earnings per share

Earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding in each period, adjusted retroactively for stock dividends and stock bonuses issued subsequently.

The following table reconciles the denominator to calculate basic and diluted earnings per share:-

	December 31
	2002	2003	2004
Basic number of shares	58,835	58,908	63,141
Add: stock options	—	521	376

Diluted number of shares	58,835	59,429	63,517

Stock based compensation

Employee stock-based compensation has been accounted for under the intrinsic value based method.

3.	TRANSLATION INTO U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2004, which was NT$31.74 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	SHORT-TERM INVESTMENTS

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Stock	493,994	494,594	15,583
Open-ended funds	333,921	2,587,870	81,533
Corporate bonds	33,970	—	—
Allowance for loss on short-term investments	(197,634)	(249,908)	(7,874)

	664,251	2,832,556	89,242

Market value	664,251	2,832,556	89,242

The market value of open-ended funds is based on the market price at year-end.

During 2004, ChipMOS Taiwan sold its investment in common stock of ProMOS at a gain of NT$10,316 thousand and later acquired 7,559 thousand shares of ProMOS at NT$104,173 thousand.

As of December 31, 2004, ChipMOS Taiwan held 7,780 thousand (2003: 13,396 thousand) shares of common stock of MVI, 7,559 thousand shares of common stock of ProMOS and ChipMOS Logic held 1,357 thousand shares of common stock of SPIL. (See also Note 20 Related Party Transactions)

5.	ALLOWANCE FOR DOUBTFUL RECEIVABLES AND SALES RETURN ALLOWANCES

The changes in the allowances are summarized as follows:

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Balance, beginning of year	30,000	44,856	97,288	3,065
Additions	25,821	52,432	194,763	6,136
Write offs	(10,965)	—	—	—

Balance, end of year	44,856	97,288	292,051	9,201

6.	OTHER RECEIVABLES – THIRD PARTIES

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Sales proceeds receivable from sales of short term investments	777,896	—	—
Others	88,686	164,608	5,186

	866,582	164,608	5,186

7.	INVENTORIES - NET

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Finished goods	5,829	25,876	815
Work in process	148,636	165,466	5,213
Raw materials	222,577	580,683	18,295

	377,042	772,025	24,323
Less - allowance for losses	(41,546)	(111,074)	(3,499)

	335,496	660,951	20,824

The changes in the inventory valuation allowances are summarized as follows:

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Balance, beginning of year	100,933	86,608	41,546	1,309
Additions	—	—	150,231	4,733
Reversals	(14,325)	(45,062)	(67,002)	(2,111)
Write offs	—	—	(13,701)	(432)

Balance, end of year	86,608	41,546	111,074	3,499

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Refundable deposits	340,100	—	—
Others	82,067	116,931	3,684

	422,167	116,931	3,684

9.	LONG-TERM INVESTMENTS

	December 31,
	2003		2004
	Carrying Value	% of Ownership	Carrying value		% of Ownership
	NT$		NT$	US$
	(in thousands, except percentage interests)
Equity method:
PlusMOS	83,358	25	—	—	—
CHANTEK	80,696	34	—	—	—
ThaiLin	—	—	—	—	—
Advanced Micro Chip Technology Co., Ltd. (AMCT)	28,272	31	—	—	—
Ultima Technology Corp. (Ultima Technology)	—	—	374,625	11,803	30
Cost method:
Best Home Corp. Ltd. (Best Home)	89,850	19	—	—	19
Sun Fund Securities Ltd. (Sun Fund)	299,000	17	165,950	5,228	17
Vigour Technology Corp. (Vigour)	41,336	4	—	—	4
CDIB High Tech Investment Inc. (CDIB)	18,000	2	9,000	284	2
G-LINK Technology Corp., Taiwan	—	—	9,709	306	2
DigiMedia Technology Co., Ltd.	—	—	81,480	2,567	19
Integrated Silicon Solution Inc. listed stock with market value of NT$1,587 thousand in 2004	—	—	1,587	50	—

	640,512		642,351	20,238

The equity in net income or loss of investee companies for the year ended December 31, 2002, 2003 and 2004 were as follows:

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
PlusMOS	(1,712)	32,386	—	—
CHANTEK	(90,921)	(36,618)	—	—
ThaiLin	(2,368)	—	—	—
AMCT	—	(4,752)	—	—

	(95,001)	(8,984)	—	—

The foregoing equity in net income or loss is based on audited financial statements.

In accordance with ROC SFAS 5, ChipMOS Taiwan deferred its recognition of the proportionate share of income (loss) of Ultima Technology for one year to 2005. Therefore, the share of its net income (loss) was not included above.

9.	LONG-TERM INVESTMENTS (continued)

The summarized financial information for PlusMOS, CHANTEK, ThaiLin, AMCT and Ultima Technology is as follows:

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
PlusMOS
Current assets	496,625	—	—

Non-current assets	125,405	—	—

Current liabilities	282,689	—	—

Non-current liabilities	5,911	—	—

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
CHANTEK
Current assets	486,134	—	—

Non-current assets	1,020,037	—	—

Current liabilities	865,308	—	—

Non-current liabilities	287,963	—	—

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
AMCT
Current assets	42,165	—	—

Non-current assets	91,007	—	—

Current liabilities	49,928	—	—

Non-current liabilities	2,016	—	—

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Ultima Technology
Current assets	—	1,397	44

Non-current assets	—	295,563	9,312

Current liabilities	—	127	4

Non-current liabilities	—	—	—

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
PlusMOS
Net revenue	1,900,315	2,089,052	—	—

Cost of revenue	1,801,160	1,799,229	—	—

Gross profit	99,155	289,823	—	—

Net profit/(loss)	(6,852)	129,546	—	—

9.	LONG-TERM INVESTMENTS (continued)

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
CHANTEK
Net revenue	594,338	882,468	—	—

Cost of revenue	765,679	956,362	—	—

Gross loss	(171,341)	(73,894)	—	—

Net loss	(1,159,989)	(132,963)	—	—

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
ThaiLin
Net revenue	721,205	—	—	—

Cost of revenue	891,069	—	—	—

Gross loss	(169,864)	—	—	—

Net loss	(499,368)	—	—	—

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
AMCT
Net revenue	—	104,409	—	—

Cost of revenue	—	115,835	—	—

Gross loss	—	(11,426)	—	—

Net loss	—	(16,466)	—	—

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Ultima Technology
Net revenue	—	—	—

Cost of revenue	—	—	—

Gross loss	—	—	—

Net loss	—	—	(16,505)	(520)

In January, February and March 2004, ChipMOS Taiwan purchased additional interest in AMCT, increasing its holding from 30.77% at December 31, 2003 to 99.74%. From January 12, 2004, AMCT has been consolidated as a subsidiary of ChipMOS Taiwan. In October 2004, AMCT was liquidated.

During 2004, Sun Fund and CDIB reduced their issued capital by 17% and 50%, respectively. A loss of NT$49,833 thousand was recognized in respect of the reduction in capital in Sun Fund. The investment of NT$9,000 thousand was returned to ThaiLin in respect of the reduction in capital in CDIB.

On May 5, 2004, ChipMOS Taiwan acquired a 30% interest in Ultima Technology for US$11,250 thousand (NT$374,625 thousand).

Effective April 1, 2004, PlusMOS merged into CHANTEK and ChipMOS Taiwan obtained controlling influence over CHANTEK’s decisions on its operations, personnel and financial policies.

9.	LONG-TERM INVESTMENTS (continued)

Therefore, CHANTEK has been consolidated in these financial statements from April 1, 2004. As of December 31, 2004, ChipMOS Taiwan held a 68.04% equity interest in CHANTEK.

Impairment losses of NT$89,850 thousand, NT$83,217 thousand and NT$41,336 thousand have been recognized in respect of investments in Best Home, Sun Fund and Vigour.

10.	PROPERTY, PLANT AND EQUIPMENT - NET

Accumulated depreciation consists of the following:

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Land	—	—	—
Buildings and auxiliary equipment	988,556	1,317,644	41,514
Machinery and equipment	10,254,015	11,922,524	375,631
Furniture and fixtures	194,573	365,479	11,515
Transportation equipment	14,384	15,784	497
Tools	799,975	858,485	27,047
Leasehold improvements	3,161	92,537	2,915

	12,254,664	14,572,453	459,119

As of December 31, 2004, certain of the above buildings and machinery were mortgaged as collateral for bonds and long-term loans (Notes 15 and 16).

11.	INTANGIBLE ASSETS - NET

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Cost
Technology know-how	750,000	750,000	23,629
Technology license fees	41,890	59,912	1,888
Software	110,658	2,016	64
Bond issuance costs and others	57,205	306,305	9,650
Trademarks	1,430	1,430	45
Land use rights	181,348	169,537	5,341

	1,142,531	1,289,200	40,617

Accumulated amortization
Technology know-how	(750,000)	(750,000)	(23,629)
Technology license fees	(19,952)	(43,046)	(1,356)
Software	(94,508)	(514)	(16)
Bond issuance costs and others	(48,885)	(170,341)	(5,367)
Trademarks	—	—	—
Land use rights	(3,983)	(6,250)	(197)

	(917,328)	(970,151)	(30,565)

Carrying value
Technology know-how	—	—	—
Technology license fees	21,938	16,866	532
Software	16,150	1,502	48
Bond issuance costs and others	8,320	135,964	4,283
Trademarks	1,430	1,430	45
Land use rights	177,365	163,287	5,144

	225,203	319,049	10,052

11.	INTANGIBLE ASSETS – NET (continued)

The amortization charge for 2004 amounted to NT$53,902 thousand (2003: NT$56,469 thousand, 2002: NT$129,962 thousand). The weighted average amortization period is 10 years (2003: 9 years). The estimated aggregate amortization charge for the five years ending December 31, 2005, 2006, 2007, 2008 and 2009 amounts to approximately NT$69,000 thousand, NT$24,000 thousand, NT$24,000 thousand, NT$24,000 thousand and NT$21,000 thousand, respectively.

Pursuant to a Joint Venture Agreement entered into between MVI and SPIL on July 28, 1997, MVI and SPIL contributed, as payment for their subscription to shares of stock of ChipMOS Taiwan, technologies related to testing and assembly of semiconductors at an agreed valuation of NT$750,000 thousand.

A government grant of NT$178,262 thousand received in 2003 is included in the total cost of land use rights.

12.	BANK LOANS

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Unsecured loans:
Working capital loans:

NT$755,000 thousand, repayable by March 2004, annual interest at 1.65% - 3%	755,000	—	—

NT$130,000 thousand, repayable by February 2004, annual interest at 1.4% - 1.5%	130,000	—	—

US$1,200 thousand, repayable by January 2004, annual interest at bank’s cost of funds plus 1.5%	40,764	—	—

RMB20,000 thousand, repayable by June 2004, annual interest at 4.536%	81,964	—	—

NT$50,000 thousand, repayable by January 2005, annual interest at 1.65 - 1.9%	—	50,000	1,575

NT$52,000 thousand, repayable by April 2005, annual interest at 4.595%	—	52,000	1,638

NT$60,000 thousand, repayable by March 2005, annual interest at 4.5%	—	60,000	1,890

NT$65,000 thousand, repayable by January 2005, annual interest at 1.5%	—	65,000	2,048

Loans for import of machinery:

EUR72 thousand and JPY1,749,463 thousand repayable by September 2004, annual interest at 0.57% - 2.87%	559,045	—	—

JPY1,826,874 thousand, repayable by June 2005, annual interest at 0.5986% - 1.1628%	—	565,052	17,803

EUR82 thousand repayable by April 2005, annual interest at 2.71% - 2.8052%	—	3,541	112

Secured loans:
Working capital loans:

NT$5,000 thousand, repayable by January 2005, annual interest at 1.5%, collateralized by land and buildings (Note 16)	—	5,000	158

	1,566,773	800,593	25,224

12.	BANK LOANS (continued)

Unused credit lines of short-term bank loans, as of December 31, 2004, totaled approximately NT$2,169,593 thousand, which will expire from January 2005 to December 2005.

The weighted average interest rate for bank loans was 1.9% per annum in 2004 (2003: 1.64% per annum).

13.	CONVERTIBLE BONDS

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Convertible bonds	267,611	3,006,380	94,719
Less: current portion	(267,611)	—	—

	—	3,006,380	94,719

ThaiLin issued convertible bonds on July 5, 2001 with a face value of NT$800,000 thousand. These bonds were due on July 4, 2006. During 2004 all convertible bonds were exercised. The interest rates applicable were as follows:-

•	Redemption within two to three years: 4.75% per annum

•	Redemption within three to four years: 5.25% per annum

•	Redemption after four years until 40 days before the due date: nil

On August 3, 2004, ThaiLin issued secured convertible bonds with a face value of NT$1,000,000 thousand due on August 3, 2009 with a zero percent interest rate. Those bonds have been convertible since September 3, 2004 at conversion price NT$17.1 for each share. As of December 31, 2004, NT$574,900 thousand of the bonds had been converted. The compensation interest rates applicable are as follows:-

•	Redemption within one month to three years: 1.50% per annum;

•	Redemption after three years until 40 days before the due date: nil

On November 3, 2004, ChipMOS Bermuda issued US$85,000 thousand (NT$2,695,350 thousand) convertible bonds due 2009. The convertible bonds bear interest at 1.75% per annum. ChipMOS Bermuda repurchased US$699 thousand (NT$22,165 thousand) convertible bonds on December 20, 2004. As of December 31, 2004, no conversion had taken place.

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Accrued bonus	233,637	382,284	12,044
Others	204,342	226,266	7,129

	437,979	608,550	19,173

15.	LONG-TERM BONDS PAYABLE

On January 26, 2000, ChipMOS Taiwan issued secured bonds with a face value of NT$1,200,000 thousand. Those bonds bear interest at 5.95% per annum payable annually. The bonds, were fully repaid by ChipMOS Taiwan by cash on January 26, 2005.

Under the guaranteed facility agreement for the long-term bonds, ChipMOS Taiwan is required to maintain certain financial ratios.

15.	LONG-TERM BONDS PAYABLE (continued)

On June 8, 2004, a supplemental agreement was signed between ChipMOS Taiwan and Taishin International Commercial Bank to remove the restrictive covenant pursuant to which ChipMOS Taiwan was required to ensure that MVI and SPIL maintain a percentage of direct or indirect ownership in ChipMOS Taiwan of at least 28.8% and 18%, respectively, and pursuant to which ChipMOS Taiwan was required to notify the banks in writing and get approval in advance in cases where additional shares were issued in connection with an initial public offering of its shares, if either MVI’s or SPIL’s ownership would have dropped below the respective percentage level as a result of the initial public offering.

ChipMOS Taiwan was in compliance with the financial ratio requirements as of December 31, 2004.

As of December 31, 2004, certain buildings with an aggregate net book value of NT$438,761 thousand were mortgaged as collateral for the long-term bonds.

16.	LONG-TERM LOANS

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Bank loans collateralized by equipment and buildings, repayable semi-annually from November 2000 to December 2004, interest at floating rate (5.375% as of December 31, 2003)	276,500	—	—

Bank loans collateralized by equipment, repayable quarterly from January 2000 to January 2004, interest at floating rate (5.655% as of December 31, 2003)	8,750	—	—

Bank loans collateralized by equipment, repayable quarterly from April 2001 to January 2006, interest at floating rate (5.655% and 5.755% as of December 31, 2003 and 2004, respectively)	31,500	17,500	551

Syndicated bank loans collateralized by equipment, repayable quarterly from December 2004 to September 2008, interest at floating rate (3.875% and 3.088% as of December 31, 2003 and 2004, respectively)	80,000	320,417	10,095

Syndicated bank loans collateralized by equipment, repayable semi-annually from September 2004 to September 2007, interest at floating rate (4.275% and 4.375% as of December 31, 2003 and 2004, respectively)	2,000,000	1,714,280	54,011

Syndicated bank loans, repayable semi-annually from September 2004 to September 2007, interest at floating rate (4.40% and 4.50% as of December 31, 2003 and 2004, respectively)	500,000	428,570	13,503

Bank loans, repayable quarterly from November 2004 to February 2007, interest at fixed rate (3.4% as of December 31, 2004)	—	270,000	8,507

Syndicated bank loans collateralized by equipment, repayable quarterly from June 2004 to March 2008, interest at floating rate (3.7% as of December 31, 2004)	—	1,845,000	58,129

Bank loans collateralized by equipment, repayable quarterly from December 2004 to September 2007, interest at floating rate (3.65% as of December 31, 2004)	—	180,000	5,671

Bank loans, repayable semi-annually from March 2005 to September 2006, interest at floating rate (3.3% as of December 31, 2004)	—	200,000	6,301

16.	LONG-TERM LOANS (continued)

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Bank loans collateralized by equipment, repayable quarterly from February 2005 to November 2008, interest at floating rate (2.8% as of December 31, 2004)	—	350,000	11,027

Syndicated bank loans collateralized by equipment, repayable quarterly from April 2005 to January 2011, interest at floating rate (3.088% as of December 31, 2004)	—	620,000	19,534

Bank loans collateralized by equipment and land and buildings, repayable quarterly from August 2005 to August 2009, interest at floating rate (3.7% as of December 31, 2004)	—	35,695	1,125

Bank loans collateralized by equipment and land and building, repayable quarterly from August 2005 to August 2009, interest at floating rate (3.7% as of December 31, 2004)	—	58,715	1,850

Bank loans collateralized by equipment and land and building, repayable quarterly from August 2005 to August 2009, interest at floating rate (3.7% as of December 31, 2004)	—	285,000	8,979

Bank loans repayable quarterly from July 2005 to July 2009, interest at floating rate (3.7% as of December 31, 2004)	—	43,500	1,370

Research and development subsidy loan, collateralized by time deposits in amounts of NT$42,450 thousand, repayable quarterly from July 2003 to July 2006, with zero interest rate	34,962	18,522	583

Industrial research and development advancement loan, repayable quarterly from January 2006 to April 2010, interest at fixed rate (1% as of December 31, 2004)	—	29,120	917

	2,931,712	6,416,319	202,153

Less - current portion	(692,840)	(1,821,778)	(57,397)

	2,238,872	4,594,541	144,756

As of December 31, 2004, there was no unused credit line for the research and development subsidy loan. The line expires upon completion of the research project. Also, pursuant to the agreement signed by ChipMOS Taiwan with the Industrial Development Bureau (IDB) in respect to the research and development subsidy loan, ChipMOS Taiwan is obligated to pay a maximum of NT$4,919 thousand or a certain percentage (2%) of sales of products developed for 3 years after completing the project. In 2004, ChipMOS Taiwan paid NT$4,919 thousand to IDB.

Unused credit lines of long-term bank loans as of December 31, 2004 totaled approximately NT$1,130,000 thousand.

Under the syndicated bank loan facility agreement, ChipMOS Taiwan is required to:

(1)	Ensure that ChipMOS Bermuda and SPIL maintain a percentage of direct ownership in ChipMOS Taiwan of at least 50% of outstanding shares and have control over its operation.

(2)	Maintain certain financial ratios.

16.	LONG-TERM LOANS (continued)

As of December 31, 2004, ChipMOS Bermuda and SPIL have 99.07% of direct ownership in ChipMOS Taiwan and have control over its operations.

ChipMOS Taiwan was in compliance with the financial ratio requirements as of December 31, 2004.

As of December 31, 2004, certain land and buildings and machinery with an aggregate net book value of NT$1,771,015 thousand and NT$6,193,893 thousand, respectively, and time deposits in an aggregate amount of NT$71,570 thousand were mortgaged as collateral for the long-term and short-term loans.

Future minimum principal payments under the long-term loans as of December 31, 2004 are as follows:

	Amount
	NT$	US$
	(in thousands)
2005	1,821,778	57,397
2006	2,005,199	63,176
2007	1,746,467	55,024
2008	516,087	16,260
2009	194,386	6,124
Thereafter	132,402	4,172

	6,416,319	202,153

17.	PENSION PLAN

ChipMOS Taiwan, ThaiLin, ChipMOS Logic and CHANTEK have established defined benefit pension plans for all of their regular employees, which provide benefits based on the length of service and the average monthly salary for the six-month period immediately before retirement.

ChipMOS Taiwan, ThaiLin, ChipMOS Logic and CHANTEK make monthly contributions, equal to 2% of salaries and wages, to a pension fund that is administered by a pension fund monitoring committee and deposited in the Central Trust of China in the Republic of China.

The employees of ChipMOS Shanghai are required to participate in a central pension scheme operated by the local municipal government. Contributions are made based on a percentage of the employees’ salaries and bonus, if applicable, and are charged to the income statement as incurred.

Certain pension information is as follows:

a.	Net pension cost

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Service cost	21,323	36,130	56,065	1,766
Interest cost	3,529	5,039	8,038	253
Projected return on plan assets	(2,802)	(2,990)	(5,304)	(167)
Amortization	27	53	(143)	(5)
Curtailment gain	—	662	655	21

	22,077	38,894	59,311	1,868

17.	PENSION PLAN (continued)

b.	Reconciliation of the fund status of the plan and accrued pension cost

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Actuarial present value of benefit Obligations
Vested benefit obligation	—	(290)	(374)	(12)
Nonvested benefit obligation	(55,647)	(92,726)	(169,835)	(5,351)

Accumulated benefit obligation	(55,647)	(93,016)	(170,209)	(5,363)
Additional benefits based on future salaries	(66,501)	(94,641)	(143,915)	(4,534)

Projected benefit obligation	(122,148)	(187,657)	(314,124)	(9,897)
Plan assets at fair value	66,005	98,063	174,349	5,493

Projected benefit obligation in excess of plan assets	(56,143)	(89,594)	(139,775)	(4,404)
Unrecognized net transition obligation	511	769	3,043	96
Unrecognized net gain	29,438	32,464	34,058	1,073

Accrued pension cost	(26,194)	(56,361)	(102,674)	(3,235)

c.	Actuarial assumptions

	Year Ended December 31,
	2002	2003	2004
Discount rate used in determining present values	3.50%	3.25%	3.25%	3.25%
Future salary increase rate	3.50%	3.25%	3.25%	3.25%
Expected rate of return on plan assets	3.50%	3.25%	3.25%	3.25%

d.	Changes in pension fund

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Company contributions	15,332	20,655	32,160	1,013

Payment of benefits	—	—	—	—

18.	SHAREHOLDERS’ EQUITY

Under ROC Company Law, capital surplus can only be used to offset deficits, except that capital surplus generated from (1) donations (donated capital) or (2) the excess of the issue price over the par value of capital stock (including stocks issued for new capital and mergers, and the purchase of treasury stock) can be transferred to capital as stock dividends when no deficit remains and shareholders approve such distribution.

ChipMOS Taiwan’s Articles of Incorporation provide that the following may be appropriated from the accumulated net income, after deducting any previously accumulated deficit and 10% legal reserve, subject to shareholders’ approval: (a) 10% as bonus to employees, (b) not more than 2% as remuneration to directors and supervisors, (c) a special reserve, if deemed necessary, and (d) dividends to shareholders.

These appropriations and the disposition of the remaining net income shall be resolved by the shareholders in the following year and given effect in the financial statements of that year.

18.	SHAREHOLDERS’ EQUITY (continued)

The aforementioned appropriation for legal reserve shall be made until the reserve equals the aggregate par value of ChipMOS Taiwan’s outstanding capital stock. The reserve can only be used to offset a deficit, or when its balance has reached 50% of the aggregate par value of the outstanding capital stock of ChipMOS Taiwan, and up to 50% thereof can be distributed as stock dividends.

In December 2002, ChipMOS Bermuda purchased employees’ shares in ChipMOS Taiwan which were in turn, exchanged for shares in ChipMOS Bermuda.

Stock Options

The Share Option plan provides that the directors, officers, employees and consultants of ChipMOS Bermuda and its affiliates may be granted options to purchase common shares of ChipMOS Bermuda at specified exercise prices.

The following table summarizes information about stock options outstanding at December 31, 2004.

Name	Date of grant	Exercise Price	Number outstanding	Market Price at grant	Market Price at Year End	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after
		US$		US$	US$
020403ESOP	April 3, 2002	4.0375	1,532,537	4.75	6.37	— April 3, 2003	414,980 April 3, 2004	558,778 April 3, 2005	558,779 April 3, 2006

030613ESOP	June 13, 2003	0.7650	1,808,525	1.09	6.37	— December 13, 2003	587,549 December 13, 2004	610,488 December 13, 2005	610,488 December 13, 2006

031001ESOP	October 1, 2003	1.7425	749,751	2.05	6.37	158,751 October 1, 2004	197,000 October 1, 2005	197,000 October 1, 2006	197,000 October 1, 2007

031103ESOP	November 3, 2003	1.7425	38,600	3.70	6.37	8,900 November 3, 2004	9,900 November 3, 2005	9,900 November 3, 2006	9,900 November 3, 2007

040430ESOPA	April 30, 2004	6.63	1,399,000	7.8	6.37	349,750 April 30, 2005	349,750 April 30, 2006	349,750 April 30, 2007	349,750 April 30, 2008

040430ESOPB	April 30, 2004	5.64	10,000	7.8	6.37	2,500 April 30, 2005	2,500 April 30, 2006	2,500 April 30, 2007	2,500 April 30, 2008

040813ESOP	August 13, 2004	3.6	1,245,000	3.6	6.37	311,250 August 13, 2005	311,250 August 13, 2006	311,250 August 13, 2007	311,250 August 13, 2008

			6,783,413

The Company has applied APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, for stock options issued to employees in accounting for its stock option plans. The stock options issued during 2004 had a market price of US$7.8, US$7.8 and US$3.6, respectively, at the date of grant. Therefore, NT$89,525 thousand (US$2,821 thousand) of compensation expense has been recognized with NT$36,383 thousand (US$1,146 thousand) (2003: NT$27,985 thousand) being accounted for through the statement of operations in fiscal year 2004. The Company issued 3,464,600 stock options in 2003 and 2,809,800 stock options in 2004 to its employees. In 2003, 334,600 and in 2004, 309,983 were forfeited and in 2003, 427,000 and in 2004, 1,020,504 were exercised, leaving 6,783,413 (2003: 5,304,100) stock options outstanding at December 31, 2004.

19.	INCOME TAX EXPENSE (BENEFIT)

a.	A reconciliation of income tax expense - current before tax credits and income tax expense on income before income tax at statutory rate is shown below:

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Tax on pretax income at 0%	—	—	—	—
Tax on pre tax income at applicable statutory rates	(293,729)	169,056	677,744	21,353
Tax paid by subsidiary	54	—	—	—
Tax effect:
Loss carrying forward	—	—	(274,373)	(8,644)
Tax exempt income	—	24,958	(174,756)	(5,506)
Permanent differences	58,879	(17,062)	(10,400)	(328)
Temporary differences	(72,383)	(9,407)	112,515	3,545

Income tax expense (benefit) - current before tax credits	(307,179)	167,545	330,730	10,420

The ROC statutory tax rates for 2002, 2003 and 2004 were 25%.

b.	Income tax expense (benefit) consists of:

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Income tax expense (benefit) - current before tax credits	(307,179)	167,545	402,554	12,683
Additional 10% on the unappropriated earnings	—	—	—	—
Income tax credits	—	(187,700)	(355,923)	(11,214)
Separate and foreign income tax	4,217	1,309	86	3

Income tax for the current year	(302,962)	(18,846)	46,717	1,472
Net change in deferred income tax assets (liabilities) for the year
Tax credits	119,312	44,082	(82,277)	(2,592)
Temporary differences	78,155	8,126	(165,509)	(5,214)
Valuation allowances	181,393	(65,772)	(461,529)	(14,541)
Loss carry forwards	7,055	40	523,549	16,495
Adjustment of prior years’ taxes	14,963	3,364	(2,755)	(87)

Income tax expense (benefit)	97,916	(29,006)	(141,804)	(4,467)

Since the Company is an exempted company incorporated in Bermuda, a tax-free country, tax on pretax income is calculated at Bermuda statutory rate of 0% for each year.

ChipMOS Taiwan, under Science Park Regulations, is entitled to an exemption from ROC income taxes for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increases. Such tax exemption will expire on December 31, 2005.

In accordance with the relevant tax rules and regulations in the PRC, ChipMOS Shanghai enjoys income tax exemptions for the first two profitable years and 50% reductions for the following three years. Tax losses can only be carried forward for five years. The PRC statutory rates for 2003 and 2004 were 33%.

19.	INCOME TAX EXPENSE (BENEFIT) (continued)

c.	Deferred income tax assets and liabilities are summarized as follows:

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Net current deferred income tax assets:
Unrealized foreign exchange losses	8,599	16,600	523
Unearned interest income	16,666	—	—
Pre-operating expenses	12,911	602	19
Excess of tax depreciation over book depreciation	—	571	18
Losses carried forward	68,800	506,267	15,950
Tax credits	143,905	241,141	7,597
Loss of market price decline and obsolete and slow-moving inventories	6,385	27,768	875
Unrealized loss on sale allowances	10,387	9,455	298
Others	18,408	74,416	2,345

	286,061	876,820	27,625
Less: Valuation allowances	(19,112)	(286,344)	(9,022)

	266,949	590,476	18,603

Net non-current deferred income tax assets (liabilities):
Losses carried forward	864,317	756,420	23,832
Tax credits	767,527	763,336	24,050
Depreciation differences	(590,007)	(567,980)	(17,895)
Unrealized impairment loss on idle fixed assets	12,586	91,275	2,876
Others	3,202	100,095	3,154

	1,057,625	1,143,146	36,017
Less: Valuation allowances	(1,425,566)	(1,651,163)	(52,022)

	(367,941)	(508,017)	(16,005)

The deferred income tax components are measured at respective applicable statutory rates as of December 31, 2002, 2003 and 2004.

d.	The balance and year of expiry of unused investment tax credits and loss carry forwards as of December 31, 2004 are as follows:

Year of Expiry	R & D Expenditures	Machinery & Equipment	Loss Carry Forwards
	NT$	NT$	NT$	US$
	(in thousands)
2005	87,959	30,912	160,086	5,044
2006	72,947	173,613	526,362	16,584
2007 2008	60,073 1,596	337,568 239,809	412,593 79,014	12,999 2,489
2009	—	—	84,632	2,666

	222,575	781,902	1,262,687	39,782

19.	INCOME TAX EXPENSE (BENEFIT) (continued)

The deferred tax assets relate to investment tax credits on research and development expenditure and purchases of machinery and equipment which will expire from 2005 to 2008. Under ROC tax regulations, tax credits can be utilized to reduce current income tax obligations only to the extent of 50% of such income tax obligations except in the year when such tax credit will expire, in which case, the entire amount of expiring tax credit may be utilized to reduce the current income tax obligation. However, tax credits generated in the current year have to be utilized before prior year tax credits can be utilized to reduce current year income tax obligations. The foregoing limitation on the utilization of tax credits, the expiry dates of the tax credits, the level of tax credits expected to be generated from future operations and the level of non-taxable income attributable to the four-year income tax holiday on capacity expansion led management to conclude that it is unlikely that these investment tax credits will be fully realized. Loss carry forwards can be used to deduct current income tax obligations up to the extent of taxable income and will expire after five years if not fully utilized by the Company. Accordingly, a valuation allowance on deferred tax assets is recognized as of December 31, 2003 and 2004.

e.	According to ROC tax law, ChipMOS Taiwan’s, ThaiLin’s, ChipMOS Logic’s and CHANTEK’s unappropriated earnings generated in 1998 and thereafter are subject to a tax of 10% in the year when the shareholders resolve that such earnings shall be retained. The retained earnings (accumulated deficit) as of December 31, 2003 and 2004 consist of:

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Before FY1998	—	—	—
FY1998 and thereafter	(736,631)	1,469,817	46,308

	(736,631)	1,469,817	46,308

The income tax returns of ThaiLin through 2001 have been assessed by the tax authorities. The income tax return of ChipMOS Taiwan through 2000 have been assessed by the tax authorities. The income tax return of CHANTEK through 2002 have been assessed by the tax authorities. (Note 23f)

20.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	MVI : A major shareholder.

b.	DenMOS Technology Inc. (DenMOS) : An investee of MVI.

c.	ProMOS : An investee of MVI.

d.	SPIL: A major shareholder of ChipMOS Taiwan.

e.	ThaiLin : A 30.08% owned investee of ChipMOS Taiwan. It became a subsidiary of ChipMOS Taiwan in December 2003.

f.	CHANTEK : A 68.04% owned investee of ChipMOS Taiwan. It became a subsidiary of ChipMOS Taiwan in April 2004.

g.	AMCT : A 99.74% owned investee of ChipMOS Taiwan. It became a subsidiary of ChipMOS Taiwan in January 2004 and was liquidated in October 2004.

h.	PlusMOS : A former 25% owned investee of ChipMOS Taiwan. It merged with CHANTEK in April 2004.

i.	Best Home : A 19% owned investee of ChipMOS Taiwan; ChipMOS Taiwan is a major shareholder.

j.	Sun Fund : A 17% owned investee of ChipMOS Taiwan; ChipMOS Taiwan is a major shareholder.

k.	Ultima Electronics Corp. (Ultima): The chairman and president of ChipMOS Taiwan was a member of the board of directors of Ultima (resigned in June 2003).

l.	Jesper : The legal owner of the stock in Modern Mind.

m.	Prudent Holdings Group Ltd (Prudent) : A 3.5% shareholder.

n.	Mou-Fu: An investee of MVI.

20.	RELATED PARTY TRANSACTIONS (continued)

The significant transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
During the year

Revenue
ProMOS	—	1,748,326	4,231,658	133,322
MVI	2,285,348	1,680,986	14,273	450
Ultima	1,218,265	1,126,689	—	—
DenMOS	152,761	496,480	567,043	17,865
PlusMOS	9,010	19,642	16,751	528
CHANTEK	—	469	14,699	463
SPIL	—	345	—	—
AMCT	—	5	—	—

	3,665,384	5,072,942	4,844,424	152,628

Rental revenue
MVI	8,800	4,800	4,800	151
DenMOS	693	922	455	14
ThaiLin	2,212	—	—	—
ProMOS	—	—	14,057	443

	11,705	5,722	19,312	608

Purchases of materials
AMCT	—	4,758	—	—
PlusMOS	—	522	—	—
MVI	—	12	637,089	20,072

	—	5,292	637,089	20,072

Manufacturing expenses:
Subcontracting expenses
SPIL	—	101,847	—	—
CHANTEK	2,719	230	—	—

	2,719	102,077	—	—

Operating expenses:
Management expenses
MVI	4,550	4,387	1,950	61
Mou-Fu	—	—	2,275	72

	4,550	4,387	4,225	133

Rental expenses
CHANTEK	—	7,699	—	—
MVI	2,811	2,586	2,218	70

	2,811	10,285	2,218	70

Other expenses
Jesper	—	4,260	4,136	130
ProMOS	—	—	1,027	32
MVI	—	—	148	5
PlusMOS	—	—	88	3

	—	4,260	5,399	170

Other revenue
DenMOS	—	2,647	—	—
CHANTEK	—	900	—	—
PlusMOS	—	27	41	1
ProMOS	—	—	507	16

	—	3,574	548	17

Fee for shareholders’ services
Sun Fund	—	2,700	—	—
Mou-Fu	—	—	4,051	128

	—	2,700	4,051	128

20.	RELATED PARTY TRANSACTIONS (continued)

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
At the end of year

Short-term investments
Stock
MVI	242,416	242,416	7,638
ProMOS	105,015	104,173	3,282
Ultima	131,379	—	—
SPIL	—	32,925	1,037
Less: Allowance for loss on short-term investments	(193,511)	(226,793)	(7,145)

	285,299	152,721	4,812

Accounts receivable
ProMOS	959,561	1,303,250	41,060
Ultima	251,069	—	—
DenMOS	123,932	120,043	3,782
MVI	13,952	1,098	35
PlusMOS	5,530	—	—
CHANTEK	830	—	—
SPIL	315	—	—
Less: Allowances for doubtful receivables	(12,823)	(13,353)	(421)

	1,342,366	1,411,038	44,456

Other receivables
AMCT	28,279	—	—
ProMOS	11,271	5,344	169
CHANTEK	19,693	—	—
MVI	424	420	13
DenMOS	375	885	28
Prudent	216,000	—	—
Ultima	104	—	—
Less: Allowances for doubtful receivables	(9,971)	—	—

	266,175	6,649	210

Accounts payable
SPIL	4,634	—	—
MVI	694	—	—
CHANTEK	242	—	—

	5,570	—	—

Other payables
MVI	730	1,004	32
PlusMOS	142	—	—
CHANTEK	102	—	—
Sun Fund	45	—	—
Mou-Fu	—	1,829	57

	1,019	2,833	89

Payable to contractors and equipment suppliers
CHANTEK	714	—	—

20.	RELATED PARTY TRANSACTIONS (continued)

In April 2003, ChipMOS Taiwan purchased from third-party bondholders NT$570 million worth of index bonds. MVI pledged approximately 52 million common shares of ProMOS as collateral for repayment of NT$290 million worth of these index bonds. In May 2004, ChipMOS Taiwan sold NT$110 million, NT$90 million and NT$80 million of the bonds to AMCT, Chantek International and PlusMOS, respectively. The interest revenue derived from these transactions amounted to NT$6,188 thousand. In June 2003, ChipMOS Taiwan sold all the 52 million common shares of ProMOS for approximately NT$426 million by exercising its right to sell such shares pledged as collateral for the repayment of NT$290 million worth of index bonds. On June 16, 2003, ChipMOS Taiwan retained approximately NT$300 million (principal amount of NT$290 million plus interest of NT$10 milion) in satisfaction of the index bonds held, and returned the remaining amount to MVI as excess collateral realization.

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

On August 10, 2000, ChipMOS Taiwan entered into a service agreement with MVI pursuant to which ChipMOS Taiwan is obligated to provide testing and assembly services to MVI (or its customers) whenever requested. This service agreement was amended on September 1, 2002 to change the terms of the storage services ChipMOS Taiwan provides to MVI.

In 2002, 2003 and 2004, 35%, 19% and 0.1%, respectively, of the Company’s sales were made to MVI. In the period from July to December 2003, MVI transferred its DRAM business to ProMOS. As a result, 19% and 28% of the Company’s 2003 and 2004 sales were made to ProMOS. Selling prices were determined based on hourly rates and machine hours incurred during the process of testing and assembling the semiconductors. The hourly rates were determined based on negotiations, which considered anticipated capacity requirements and commitments. Payments are made by remittance. The collection term for MVI and Ultima is 90 days after month end, ProMOS is 75 days after month end, while other related parties have normal collection terms of 60 days after month end. The selling price is the same as for other customers.

The payment terms for purchases from related parties are the same as those from other suppliers.

On October 11, 2002, ChipMOS Taiwan signed an agreement with Best Home for the construction of a central kitchen in Taiwan and paid NT$216,000 thousand as an advance to Best Home for the purpose of acquiring a suitable site. Best Home did not proceed in a timely manner and on December 17, 2003, the advance was assigned to Prudent, who agreed to pay NT$216,000 thousand back to ChipMOS Taiwan by June 30, 2004. On June 25, 2004, a supplementary agreement was signed with Prudent whereby the payment date was extended to September 30, 2004 and on September 24, 2004, another supplementary agreement was signed with Prudent for the extension of the payment date to December 30, 2004. Prudent also entered into a pledge agreement on the same day whereby the advance of NT$216,000 thousand has been secured by Prudent’s shareholding in ChipMOS Bermuda to the extent of 2,360,000 common shares in favour of ChipMOS Taiwan. ChipMOS Taiwan received full refund of the prepayment from Prudent on November 19, 2004.

In 2004, ChipMOS Taiwan purchased machinery from ProMOS at a cost of NT$46,284 thousand.

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

The Company consults its ROC counsel on certain related party transactions and obtains legal opinions, as appropriate, to ensure that such transactions do not violate relevant ROC legal provisions.

21.	RESTRICTED CASH AND CASH EQUIVALENTS

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Current:
Time deposits (maturing from January to February 2007)	282,378	87,041	2,742
Non-current:
Time deposits (matured from January to October 2005)	—	59,705	1,881

	282,378	146,746	4,623

Time deposits are pledged as collateral for the Company’s customs duties payable, letters of credit and research and development subsidy loans.

22.	NOTES TO THE CASH FLOW STATEMENT

(a)	Major non-cash transaction

In 2003, the Company received a land use right from the government in the People’s Republic of China which had a value of NT$178,262 thousand.

(b)	Acquisition of subsidiaries

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Net assets acquired:
Cash and bank balances	103,454	129,342	4,075
Restricted cash and cash equivalent	—	1,000	31
Short term investments	272,849	299,439	9,434
Notes receivable	6,084	38,364	1,209
Accounts receivable	238,928	319,648	10,071
Other receivables	1,207	15,237	480
Deferred income tax	15,103	—	—
Inventories	—	245,114	7,723
Prepayment and other assets	29,964	64,808	2,042
Longterm investment	59,336	46,231	1,457
Property, plant and equipment	1,718,442	1,999,717	63,003
Intangible assets	—	600	19
Refundable deposits	14	54,458	1,716
Other assets	—	1,294	41
Bank loans	(30,000)	(219,752)	(6,924)
Long-term loans	(120,250)	(759,302)	(23,923)
Capital lease payable	—	(13,933)	(439)
Convertible bonds	(551,505)	—	—
Notes payable	(30,571)	(2,479)	(78)
Accounts payable	—	(291,648)	(9,189)
Payable to contractor	(79,448)	(1,650)	(52)
Other payables	—	(650,000)	(20,479)
Income tax payable	—	(3)	—
Accrued and other liabilities	(60,376)	(105,791)	(3,333)
Accrued pension	—	(25,709)	(810)
Other non-current liabilities	—	(1,115)	(35)
Minority interest	(915,935)	(833,878)	(26,272)

	657,296	309,992	9,767

Goodwill on acquisition	—	5,450	172

	657,296	315,442	9,939

22.	NOTES TO THE CASH FLOW STATEMENT (continued)

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Satisfied by:
Cash	—	67,533	2,128
Reclassification to interest in subsidiary	657,296	247,909	7,811

	657,296	315,442	9,939

An analysis of the net inflow of cash and cash equivalents in respect of the acquisition of subsidiary is as follows:

Cash and bank balances acquired	103,454	129,342	4,075
Less: cash consideration	—	(67,533)	(2,128)

	103,454	61,809	1,947

23.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

a.	As of December 31, 2004, ChipMOS Taiwan leased parcels of land from the Hsinchu and Tainan Science Park under several agreements expiring on various dates from 2008 to 2017, with renewal options.

The future minimum lease payments under the above-mentioned leases as of December 31, 2004 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2005	16,226	511
2006	16,226	511
2007	16,226	511
2008	16,226	511
2009	16,226	511
Thereafter	129,806	4,090

Total minimum lease payments	210,936	6,645

b.	As of December 31, 2004, ChipMOS Shanghai leased land and buildings under several agreements expiring from September 2005 to August 2052.

The future minimum lease payments under the above-mentioned leases as of December 31, 2004 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2005	6,876	217
2006	1,119	35
2007	1,119	35
2008	1,119	35
2009	1,119	35
Thereafter	47,726	1,504

Total minimum lease payments	59,078	1,861

23.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES (continued)

c.	On April 20, 1999, ChipMOS Taiwan entered into a semiconductor packaging technology license agreement with TESSERA INC. Under this agreement, ChipMOS Taiwan agreed to pay a license fee of US$500 thousand and a royalty fee at a certain percentage of the net sales of certain products. ChipMOS Taiwan paid the total license fee of US$500 thousand (NT$15,888 thousand) in 1999 and amortized the amount over 5 years using the straight-line method. ChipMOS Taiwan also paid US$500 thousand (NT$16,708 thousand) in 2004 as the cumulative production and sales quantity of products bearing Tessera Compliant Chip packages did not meet the commitment schedule as set in the agreement.

d.	ChipMOS Taiwan acquired testing and assembly technology for tape carrier packages under a licensing agreement with Sharp Corporation. The term of the agreement is for five years beginning February 10, 2000. Sharp licensed to the company tape carrier package-related technology and intellectual property rights. The company in turn pays a royalty fee to Sharp ranging from 3% to 5% of the service fee paid to the company by its customers minus the material cost incurred from providing tape carrier package-related services over the licensing agreement. Sharp has granted the company a grace period, which expired in September 2004. ChipMOS Taiwan has incurred royalty payment obligations of JPY22 million and JPY16 million for the years ended December 31, 2003 and 2004 to Sharp, which were paid in October 2004.

e.	The Company has unused letters of credit aggregating approximately US$3,270 thousand, Euro 28 thousand, JPY3,169,899 thousand and GBP9 thousand, as of December 31, 2004.

f.	In 2004, tax authorities have assessed and adjusted by way of increase the income taxes of ChipMOS Taiwan for 2000 by NT$30,526 thousand. The Company filed an appeal against the assessment.

g.	As of December 31, 2004, Modern Mind had a capital commitment in relation to capital contribution to ChipMOS Shanghai of US$167,500 thousand (NT$5,316,450 thousand), which is due on June 6, 2005. In October 2004, Modern Mind obtained approval from the Shanghai Foreign Investment Committee to extend the capital contribution due date for six months to December 6, 2005.

h.	As of December 31, 2004, ChipMOS Shanghai had capital commitment in relation to construction of factories, dormitories and purchase of plant and machinery in the amount of NT$74,327 thousand (US$2,342 thousand).

24.	POST BALANCE SHEET EVENTS

a.	On March 16, 2005, Modern Mind contributed US$10,000 thousand (NT$317,400 thousand) to ChipMOS Shanghai, reducing its capital commitment to US$157,500 thousand (NT$4,999,050 thousand).

b.	On March 21, 2005, Modern Mind obtained approval from the Shanghai Foreign Investment Committee to extend the capital contribution due date to December 2007.

c.	On April 1, 2005, ProMOS extended the duration of the long-term agreement with ChipMOS Taiwan from 2006 to 2009. Under the agreement, ChipMOS Taiwan reserves capacity for IC assembly and testing services for ProMOS and under which ProMOS commits to place orders in the amount of the reserved capacity until the end of 2009.

25.	DERIVATIVE FINANCIAL INSTRUMENTS

ChipMOS Taiwan has entered into forward exchange contracts and foreign currency options for the years ended December 31, 2002, 2003 and 2004 to hedge its exchange rate risk on foreign-currency assets or liabilities and anticipated transactions. Information on the derivative transactions is as follows:

a.	Forward exchange contracts

As of December 31, 2003 and 2004, there were no outstanding forward contracts.

Net exchange gains on forward exchange contracts were NT$0, NT$0 and NT$4,710 thousand for the years ended December 31, 2002, 2003 and 2004, respectively.

25.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

b.	European Option

ChipMOS Taiwan expects to receive U.S. dollars from its export sales and to pay Japanese yen for its importation of materials, machinery and equipment. It has entered into European-style foreign currency option contracts with banks to hedge exchange rate risks. As of December 31, 2004, ChipMOS Taiwan had no outstanding foreign currency option contracts. For the years ended December 31, 2002, 2003 and 2004, ChipMOS Taiwan realized premium income of NT$90 thousand, NT$0 thousand and NT$0 thousand, respectively.

c.	Interest Rate Risks

ChipMOS Taiwan has entered into interest rate swap agreements to manage interest rate risk by exchanging a fixed quanto stepping interest rate for a floating rate and keeps records when transactions are settled. The difference in interest rates is calculated quarterly and is credited or charged to the income in the current period. The benefit of interest rate swaps recognized as non-operating income in 2004 was NT$151 thousand.

As of December 31, 2004, ChipMOS Taiwan has the following interest rate swap agreements:

Derivatives	Notional Amount		Effective Date	Termination Date
IRS	NT$	500,000 thousand	July 28, 2004	July 30, 2007
IRS	NT$	300,000 thousand	October 13, 2004	October 15, 2007

d.	Transaction risks

1)	Credit risk. The banks with which the Company has entered into the above contracts are reputable and, therefore, the Company is not expected to be exposed to significant credit risks.

2)	Market risk and hedge strategy. The Company is exposed to market risks arising from changes in currency exchange rates due to U.S. dollar denominated accounts receivable, Yen denominated accounts payable and U.S. dollar denominated debt. In order to manage these exposures, the Company sometimes enters into forward contracts and option contracts.

3)	Liquidity and cash requirements. The cash flow requirements with respect to the Company’s forward contracts are limited to the periodic premium payments and the net differences of the contracted settlement rates. On the other hand, call/put options may not have to be exercised at all in cases where the strike price is higher/lower than the related market price at exercise dates.

d.	The estimated fair values of the Company’s financial instruments are as follows:

	December 31,
	2003		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
	NT$	NT$	NT$	NT$	US$
	(in thousands)

Non-derivative financial instruments

Assets
Cash and cash equivalents	1,730,964	1,730,964	4,849,146	4,849,146	152,777
Restricted cash and cash equivalents	282,378	282,378	87,041	87,041	2,742
Short term investments	664,251	664,251	2,832,556	2,832,556	89,242
Notes receivable - Third parties	11,729	11,729	62,206	62,206	1,960
Accounts receivable:
Related parties	1,342,366	1,342,366	1,411,038	1,411,038	44,456
Third parties	1,290,660	1,290,660	1,926,109	1,926,109	60,684
Other receivables:
Related parties	266,175	266,175	6,649	6,649	210
Third parties	866,582	866,582	164,608	164,608	5,186
Long-term investments	640,512	852,674	642,351	642,351	20,238
Restricted cash and cash equivalents	—	—	59,705	59,705	1,881
Refundable deposits	13,724	13,724	16,273	16,273	513

25.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

	December 31,
	2003		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
	NT$	NT$	NT$	NT$	US$
	(in thousands)
Liabilities
Bank loans	1,566,773	1,566,773	800,593	800,593	25,224
Accounts payable:
Related parties	5,570	5,570	—	—	—
Third parties	339,801	339,801	607,806	607,806	19,150
Other payables:
Related parties	1,019	1,019	2,833	2,833	89
Third parties	263,823	263,823	324,654	324,654	10,228
Payables to contractors and equipment suppliers	344,561	344,561	440,024	440,024	13,863
Long-term bonds payable	1,200,000	1,008,970	4,206,380	3,984,169	125,525
Long-term loans (including current portion)	2,931,712	2,931,712	6,416,319	6,416,319	202,153
Capital lease payable (including current portion)	—	—	12,400	12,400	391
Guarantee deposits	933	933	1,124	1,124	35

Fair values of financial instruments were determined as follows:

1)	Short-term financial instruments - market values.

2)	Short-term investments - market values.

3)	Long-term investments - market value for listed companies and net equity value for the others.

4)	Refundable deposits and guarantee deposits - future values.

5)	Long-term liabilities - based on forecasted cash flows discounted at current interest rates of similar long-term liabilities. Bonds payable are discounted at present value, using an annual interest rate of 1.75%. Other long-term liabilities are their carrying values as they use floating interest rates.

The fair value of non-financial instruments was not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not equal the fair value of the Company.

26.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company engages mainly in the research and development, manufacturing, assembly, testing and turnkey of semiconductors. In accordance with Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosure About Segments of an Enterprise and Related Information”, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews these segment results by Testing, Assembly, Testing and Assembly for LCD and other Flat-Panel Display Driver Semiconductors and Turnkey when making decisions about allocating resources and assessing performance of the Company. Due to the increasing importance of our LCD and other flat-panel display driver semiconductor services and the fact that those services include a combination of testing and assembly, commencing from 2003, we view LCD and other flat-panel display driver semiconductor services as a separate, distinct segment of our business. Financial segment information required by SFAS No. 131 is as follows:

a.	The Company provides semiconductor testing, assembly, turnkey services and LCD and other flat-panel display driver semiconductors services.

26.	SEGMENT AND GEOGRAPHIC INFORMATION (continued)

	2002
	Testing	Assembly	Turnkey	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Revenue from customers	2,331,057	1,415,196	1,787,838	991,774	6,525,865	—	6,525,865
Cost of revenues	2,684,654	1,394,291	1,766,985	865,776	6,711,706	—	6,711,706

Segment gross profit (loss)	(353,597)	20,905	20,853	125,998	(185,841)	—	(185,841)

Depreciation and amortization	2,055,221	443,718	—	310,239	2,809,178	11,335	2,820,513

Segment assets	5,724,785	2,035,886	—	2,209,521	9,970,192	7,983,519	17,953,711

Expenditure for segment assets	531,434	68,421	—	1,164,630	1,764,485	—	1,764,485

	2003
	Testing	Assembly	Turnkey	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Revenue from customers	3,155,845	2,728,932	1,458,264	1,683,490	9,026,531	—	9,026,531
Cost of revenues	2,709,473	2,184,549	1,410,231	1,155,322	7,459,575	—	7,459,575

Segment gross profit (loss)	446,372	544,383	48,033	528,168	1,566,956	—	1,566,956

Depreciation and amortization	1,895,775	333,068	—	451,710	2,680,553	34,406	2,714,959

Segment assets	7,501,242	2,427,030	—	2,150,940	12,079,212	7,394,149	19,473,361

Expenditure for segment assets	1,439,226	554,972	—	387,929	2,382,127	19,698	2,401,825

	2004
	Testing	Assembly	Turnkey	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Revenue from customers	6,021,603	5,790,844	473,588	2,749,776	15,035,811	—	15,035,811	473,718
Cost of revenues	3,793,499	4,817,792	466,676	1,779,542	10,857,509	—	10,857,509	342,076

Segment gross profit (loss)	2,228,104	973,052	6,912	970,234	4,178,302	—	4,178,302	131,642

Depreciation and amortization	2,463,661	432,076	—	602,900	3,498,637	38,200	3,536,837	111,431

Segment assets	12,553,449	4,905,247	—	3,493,695	20,952,391	10,218,051	31,170,442	982,056

Expenditure for segment assets	5,058,814	1,214,331	—	1,907,084	8,180,229	6,917	8,187,146	257,944

In providing turnkey services, the Company purchases fabricated wafers and sells tested and assembled semiconductors. The process of conducting testing and assembly of fabricated wafers is at a very limited level, which only uses a very small portion of the Company’s facility capacity. Therefore, the Company has allocated no specific assets to the turnkey segment and accordingly, no related depreciation and amortization have been allocated.

The corporate and other assets consist of the total current assets, long-term investments, property and equipment located in the U.S. and Japan, long-term restricted cash equivalents, intangible assets of bond issuance costs, employee dormitory building and refundable deposits.

26.	SEGMENT AND GEOGRAPHIC INFORMATION (continued)

b.	Net revenue:

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Area
ROC	5,755,406	7,538,381	12,153,303	382,902
U.S.	204,067	495,803	1,686,641	53,139
Japan	169,299	414,422	541,747	17,068
Others	397,093	577,925	654,120	20,609

	6,525,865	9,026,531	15,035,811	473,718

c.	Net sales to customers representing at least 10% of net total sales:

	Year Ended December 31,
	2002		2003		2004
	Amount	%	Amount	%	Amount	%	Amount
	NT$		NT$		NT$		US$
	(in thousands)
Customer

ProMOS	—	—	1,748,326	19	4,231,658	28	133,322
MVI	2,285,348	35	1,680,986	19	14,273	0.1	450
Ultima	1,218,265	19	1,126,689	12	453,698	3	14,294
Powerchip	2,474	—	358,350	4	1,721,993	11	54,253

27.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”), which differ in the following respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”):

a.	Bonuses to employees, directors and supervisors

According to ROC regulations and the Articles of Incorporation of ChipMOS Taiwan, a portion of distributable earnings should be appropriated as bonuses to employees and remuneration to directors and supervisors of ChipMOS Taiwan. The remuneration to directors and supervisors is paid in cash, while bonuses to employees may be granted in cash or stock or both. ChipMOS Bermuda’s portion of these appropriations is charged to earnings of ChipMOS Bermuda under ROC GAAP based on the amount to be paid as provided by ChipMOS Taiwan’s Articles of Incorporation and is presented as a separate line item below minority interest in the accompanying consolidated statements of operations. No bonuses were paid to employees, directors and supervisors for the three years in the period ended December 31, 2004.

27.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

a.	Bonuses to employees, directors and supervisors (continued)

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

Under both ROC and U.S. GAAP, investments in shares of companies wherein the Company owns over 20% but not more than 50% of the outstanding common stock and exercises significant influence over operating and financial policies of the investee companies are generally accounted for under the equity method. However, there are differences in applying equity accounting under ROC GAAP and U.S. GAAP. The Company’s proportionate share of the income (loss) from an equity investee may differ if the equity investee’s net income (loss) under ROC GAAP differs from that under U.S. GAAP. The differences between ROC GAAP and U.S. GAAP for the equity investees are nominal and thus do not appear in the reconciliations below.

Under the equity method, the Company’s proportionate share of the income (loss) of the investee is generally recognized in the year the income (loss) is earned. However, under ROC GAAP, if audited financial statements of an investee are not available for the Company to apply the equity method due to time constraints and such equity interests are below a certain materiality threshold, the Company is permitted to delay the recognition of income (loss) until the subsequent year. Under U.S. GAAP, there are no provisions that allow the investor company to delay recognition of its equity in the investee’s income or loss. The US GAAP adjustment represents the current period’s proportionate share of loss of long-term investment.

27.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

d.	Technologies transferred in payment of capital stock

As discussed in Note 11, MVI and SPIL contributed, as payment for their subscription in the shares of stock of ChipMOS Taiwan, technologies relating to the testing and assembly of semiconductors at an agreed value of NT$750,000 thousand. Under ROC GAAP, such technology transfers in payment of capital stock are recorded as an intangible asset, and amortized by systematic charges to income over the periods estimated to be benefited. As permitted under ROC GAAP, the Company uses a 5-year amortization period. Under U.S. GAAP, the technology contribution cannot be recognized due to the unavailability of a fair value for the technologies. Therefore, the carrying value of the technologies has been adjusted to zero under U.S. GAAP.

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

Under ROC GAAP, the following items are treated as capital surplus: (a) premium on issuance of common stock and (b) gain, net of applicable income tax, on disposal of properties. Under U.S. GAAP, item (a) is the same as in ROC GAAP; and item (b) is recorded as part of net income, which is then included as a component of retained earnings. However, starting in 2001, the treatment of item (b) under ROC GAAP has become the same as that under U.S. GAAP.

27.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

j.	Impairment of long-lived assets

Under U.S. GAAP, impairment losses for assets to be held and used are recorded in current period earnings and create a new cost basis for related assets going forward, and cannot be reversed subsequently. Under U.S. GAAP, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets to the net book value of the assets. If the recoverability test indicates that impairment has occurred, the impairment loss is the amount of the asset’s net book value in excess of the related fair value. Under ROC GAAP, there is no requirement to provide for impairment of long-lived assets. Based on an assessment by the Company, impairment losses have been recognized for 2004.

k.	Derivative financial instruments

Under ROC GAAP, there are no specific rules related to accounting for derivative financial instruments, nor any criteria for hedge accounting. Therefore, companies have the flexibility in choosing when to recognize derivative financial instruments and when to follow hedge accounting versus fair value accounting for such instruments. U.S. GAAP has restrictive rules on hedge accounting under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Hedging Activities”. SFAS No. 133 and SFAS No. 138 are effective for fiscal years beginning after June 15, 2000, and establish accounting and reporting standards for all derivative financial instruments. The Company adopted those statements on January 1, 2001. The adoption of SFAS No. 133 and SFAS No. 138 had no material impact on the Company’s financial statements. Under U.S. GAAP, the Company did not apply hedge accounting and derivatives have historically been, and continue to be, recorded on the balance sheets at fair value, with the changes in fair values recorded through current period earnings. In addition, the Company has no embedded derivatives from January 1 to December 31, 2004. The reconciling adjustments for all periods presented reflect those reconciliations from hedge accounting under ROC GAAP to non-hedge accounting under U.S. GAAP.

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

27.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

n.	Interest capitalization

Under ROC GAAP, interest on borrowings during construction conceptually should be capitalized in the assets that are constructed or produced for a company’s own use. However, if equity capital is raised during a year, no capitalization interest is recorded for the amount of property acquired up to the equity capital raised in that year. Under U.S. GAAP, SFAS No. 34 “Capitalization of Interest Cost” interest is generally capitalized on assets until they are available and ready for use.

o.	Goodwill

Under ROC GAAP, goodwill arises as the difference between acquisition cost and the equity of the subsidiary and is amortized over a five-year period, whereas under US GAAP such goodwill is not amortized, but is subject to impairment tests.

p.	Pension expenses

SFAS No. 87, “Accounting for Pensions”, and SFAS No. 88, “Employer’s Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, were effective no later than the beginning of the first period for which a U.S. GAAP reconciliation is required for foreign issuers. A portion of the unrecognized net transition obligation on the adoption date is to be allocated directly to equity. The Company adopted SFAS No. 87 and SFAS No. 88 in 1997 and 2002, respectively. ROC SFAS No. 18, which is similar in many respects to SFAS No. 87 and SFAS No. 88, became effective in 1996. However, the treatment of certain expenses that comply with ROC SFAS No. 18 is different from SFAS No. 87 and SFAS No. 88.

q.	Allowance for loss on inventories

ROC GAAP does not specify the classification of allowance for loss on inventories, therefore the recovery of allowance for loss on inventories of NT$67,002 thousand (US$2,111 thousand) has been classified under non-operating income. Under U.S. GAAP, the allowance for loss on inventories should be classified in the income statement as a component of cost of revenue.

The following reconciles net income (loss) and shareholders’ equity under ROC GAAP as reported in the accompanying consolidated financial statements to net income(loss) and shareholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss)

Net income (loss) based on ROC GAAP	(970,285)	482,385	1,675,882	52,800
Adjustments:
Amortization of technology transfers in payment of capital stock	95,833	18,334	—	—
Amortization of start-up costs	14,699	14,796	9,916	312
Depreciation of property, plant and equipment and employee dormitory building	(14,270)	(26,605)	(14,444)	(455)
Transfer of building and facilities from MVI	15,634	2,104	1,299	41
Marketable securities - trading	(31,139)	1,916	10,567	333
Interest capitalization	43,329	3,411	(3,130)	(99)
Depreciation of interest capitalization	(4,254)	(6,009)	(5,728)	(180)
Effect of U.S. GAAP adjustments on income taxes	(38,217)	(3,825)	—	—
Minority interests	(24,709)	(1,223)	(6,508)	(205)
Equity accounting for long-term investment	—	—	(2,362)	(74)

Net increase (decrease) in net income (loss)	56,906	2,899	(10,390)	(327)

Net income (loss) based on U.S. GAAP	(913,379)	485,284	1,665,492	52,473

27.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands, except earnings (loss) per share)
Earnings (loss) per share – basic	(15.52)	8.24	26.38	0.83

Earnings (loss) per share – diluted	(15.52)	8.17	26.22	0.83

Number of weighted average shares outstanding - basic	58,835	58,908	63,141	63,141

Number of weighted average shares outstanding - diluted	58,835	59,429	63,517	63,517

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Shareholders’ equity

Shareholders’ equity based on ROC GAAP Adjustments:	6,713,348	7,248,238	10,160,619	320,120

Technology transfer in payment of capital stock
Original cost	(750,000)	(750,000)	(750,000)	(23,629)
Accumulated amortization of technology transfer in payment of capital stocks	731,666	750,000	750,000	23,629
Start-up costs
Original cost	(86,523)	(73,329)	(61,124)	(1,926)
Accumulated amortization of start-up costs	51,998	53,554	51,193	1,613
Net effect on inventories	(252)	(206)	(134)	(4)
Depreciation of fixed assets and employee dormitory building
Depreciation of fixed assets and employee dormitory building	(57,032)	(96,263)	(85,648)	(2,698)
Net effect on inventories	251	252	217	7
Transfer of building and facilities from MVI
Original cost	(173,174)	(173,174)	(173,174)	(5,456)
Depreciation and gain on disposal of building and facilities from MVI	164,952	166,789	168,076	5,295
Net effect on inventories	(301)	(34)	(22)	(1)
Unrealized holding gain on available-for-sale securities	79,277	—	—	—

Pension expenses	(1,898)	(1,898)	(1,898)	(60)
Marketable securities - trading	(5,492)	(3,576)	6,991	220
Long-term investments	—	(12,507)	(5,562)	(175)
Interest capitalization	118,757	122,168	118,757	3,742
Depreciation of interest capitalization	(6,455)	(12,464)	(42,935)	(1,353)
Effect of U.S. GAAP adjustments on income taxes	1,528	(2,297)	(2,297)	(72)

Minority interests	(20,465)	6,073	(435)	(14)

Net increase (decrease) in shareholders’ equity	46,837	(26,912)	(27,995)	(882)

Shareholders’ equity based on U.S. GAAP	6,760,185	7,221,326	10,132,624	319,238

27.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Changes in shareholders’ equity based on U.S. GAAP

Balance, beginning of the year	7,641,024	6,760,185	7,221,326	227,515
Issuance of capital	63,237	—	1,154,444	36,372
Issuance of option warrants	25,156	18,903	19,673	620
Exercise of option warrants	—	56,815	90,414	2,849
Reversal of unrealized loss (gain) on available-for-sale securities	(107,073)	(76,502)	12,507	394
Unrealized gain (loss) on available-for-sale Securities	55,763	—	—	—
Cumulative translation adjustments	(34)	(31,388)	(164,684)	(5,189)
Net income/(loss) for the year	(913,379)	485,284	1,665,492	52,473
Adjustment of equity method for long-term Investment	(3,907)	8,029	133,452	4,204
Adjustment arising from changes in ownership percentage in subsidiaries	(602)	—	—	—

Balance, end of the year	6,760,185	7,221,326	10,132,624	319,238

A reconciliation of the significant balance sheet accounts to the approximate amounts determined under U.S. GAAP is as follows:

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Current assets

As reported	7,479,717	12,707,711	400,368
U.S. GAAP adjustments
Marketable securities - trading	(3,576)	6,991	220
Effect of inventory adjustments:
Start-up costs	(206)	(134)	(4)
Depreciation of fixed assets and employee dormitory building	252	217	7
Transfer of building and facilities from MVI	(34)	(22)	(1)

As adjusted	7,476,153	12,714,763	400,590

Long-term investments

As reported	640,512	642,351	20,238
U.S. GAAP adjustments
Long-term investments	(15,412)	(5,562)	(175)

As adjusted	625,100	636,789	20,063

Property, plant and equipment - net

As reported	11,086,830	17,426,618	549,043
U.S. GAAP adjustments
Start-up costs	(19,775)	(9,931)	(313)
Depreciation of fixed assets	(87,993)	(75,747)	(2,386)
Transfer of building and facilities from MVI	(6,385)	(5,098)	(161)
Interest capitalization	109,704	75,822	2,389

As adjusted	11,082,381	17,411,664	548,572

27.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Other assets

As reported	233,425	449,338	14,157
U.S. GAAP adjustments
Depreciation of employee dormitory building	(8,773)	(9,901)	(312)

As adjusted	224,652	439,437	13,845

Other liabilities

As reported	599,543	768,468	24,211
U.S. GAAP adjustments
Pension expense	1,898	1,898	60
Effect of U.S. GAAP adjustments on income taxes	2,297	2,297	72

As adjusted	603,738	772,663	24,343

Minority interests

As reported	4,427,971	7,092,498	223,456
U.S. GAAP adjustments
Shareholders’ equity	(9,481)	435	14

As adjusted	4,418,490	7,092,933	223,470

As a result of the adjustments presented above, the approximate amounts of total assets under U.S. GAAP were NT$19,633,489 thousand and NT$31,521,702 thousand as of December 31, 2003, and 2004, respectively.

The following U.S. GAAP condensed statements of operation for the years ended December 31, 2002, 2003 and 2004 have been derived from the audited financial statements and reflect the adjustments presented above. Certain accounts have been reclassified to conform to U.S. GAAP. Reversal of allowance for doubtful receivables, gain (loss) on disposal of property, plant and equipment and loss on lease rescission are included as operating expenses.

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Net revenue	6,525,865	9,026,531	15,035,811	473,718
Cost of revenue	6,700,265	7,472,279	10,792,445	340,027

Gross profit (loss)	(174,400)	1,554,252	4,243,366	133,691
Operating expenses	497,960	787,664	1,283,895	40,450

Income (loss) from operations	(672,360)	766,588	2,959,471	93,241
Non-operating income (expenses) - net	(467,114)	(69,089)	(459,011)	(14,462)

Income (loss) before income tax	(1,139,474)	697,499	2,500,460	78,779

Net income (loss)	(913,379)	485,284	1,665,492	52,473

28.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Recent accounting pronouncements

The Company is required by SEC Staff Accounting Bulletin No. 74 to make certain disclosures about the effect that recently issued accounting standards will have on the financial statements adopted for future periods.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. The statement requires, among other provisions, retirement obligations to be recognized when they are incurred and displayed as liabilities, with a corresponding amount capitalized as part of the related long-lived asset. The capitalized element is required to be expensed using a systematic and rational method over its useful life. SFAS No. 143 has been adopted by the Company on January 1, 2003 and has not had a material impact on the accompanying consolidated financial statements.

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

In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46). FIN 46 clarifies when a company should consolidate in its financial statements the assets, liabilities and activities of a variable interest entity. FIN 46 provides general guidance as to the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company absorbs the majority of the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. In December 2003, FASB issued a revised Interpretation of FIN 46 (FIN 46-R), which supersedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities. FIN 46 and FIN 46-R are effective immediately for all variable interest entities created after January 31, 2003, and for variable interest entities created prior to February 1, 2003, no later than the end of the first reporting period after March 15, 2004. The adoption of FIN 46-R did not have a material impact on the accompanying consolidated financial statements.

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

28.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

In December 2003, FASB issued SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. This Statement revises employers’ disclosures about pension plans and other postretirement benefits plans. This Statement requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. This Statement also requires new disclosures for interim periods beginning after December 15, 2003. The Statement was effective for fiscal years ending after December 15, 2003. The Company adopted this Statement for the year ended December 31, 2003. (Refer to Note d, pension plans).

In December 2003, the Staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition”, which supersedes SAB 101, “Revenue Recognition in Financial Statements”. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements and revises the SEC’s “Revenue Recognition in Financial Statements Frequently Asked Questions and Answers” that have been codified in Topic 13. SAB 104 was effective immediately and did not have a material impact on the Company’s financial reporting and disclosures.

In April 2002, FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. Under SFAS No. 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. This Statement eliminates SFAS No. 4 and, thus, the exception to applying Accounting Principles Board (APB) Opinion No. 30 to all gains and losses related to extinguishments of debt. As a result, gains and losses from extinguishments of debt should be classified as extraordinary items. The adoption of SFAS 145 did not have a material impact on the accompanying consolidated financial statements.

This FASB has issued SFAS No. 147, “Acquisitions of Certain Financial Institutions”, which is effective for certain transactions arising on or after October 1, 2002. SFAS No. 147 will have no impact on the Company.

The FASB has issued SFAS No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosures”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure requirements of SFAS No. 148. The Company currently accounts for stock-based employee compensation in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, the alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation mandated by SFAS No. 148 are not applicable to the Company.

FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34”, was issued in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements in FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has made the disclosures required by FIN 45.

28.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

In December 2004, the FASB issued SFAS No. 123R “Share-Based Payment” (SFAS 123R). Under previous practice, the reporting entity could account for share-based payment under the provisions of Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” and disclose share-based compensation as if accounted for under the provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” (SFAS 123). Under the provisions of SFAS No. 123R, a public entity is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is recognized over the period during which an employee is required to provide service in exchange for the award. The Company expects to adopt SFAS No. 123R, effective with year ending December 31, 2005. Adoption of the standard is currently expected to reduce future earnings by an amount consistent with the reductions shown in the disclosures in Note 28 h. below provided under the provisions of SFAS No. 123. Application of this pronouncement requires significant judgment regarding the assumptions used in the selected option pricing model, including stock price volatility and employee exercise behavior. Most of these inputs are either highly dependent on the current economic environment at the date of grant or forward-looking over the expected term of the award. As a result, the actual impact of adoption on future earnings could differ materially from our current estimates.

b.	Marketable securities

On December 31, 2003 and 2004, certain investments carried at cost under ROC GAAP were revalued for purposes of U.S. GAAP presentation:

	(ROC GAAP) Carrying Value		(U.S. GAAP) Fair Value
	2003	2004	2003	2004
	NT$	NT$	NT$	NT$	US$
	(in thousands)
Investment in trading securities (Note 4)	664,251	2,832,556	660,675	2,839,547	89,463

Long-term investments - available-for-sale securities (Note 9)	—	1,587	—	1,593	50

The Company uses the weighted-average cost method for trading securities and available-for-sale securities when determining the cost basis.

The following table shows the gross unrealized losses and fair value of short-term investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category that individual securities have been in a continuous unrealized loss position, at December 31, 2004.

	December 31, 2004
	Less than 12 months				12 months or greater
	Fair value		Unrealized losses/ (gains)		Fair value		Unrealized losses/(gains)
	NT$	US$	NT$	US$	NT$	US$	NT$	US$
	(in thousands)
Stock	228,013	7,184	24,165	761	19,449	613	222,967	7,025
Open-ended funds	2,592,085	81,666	(4,215)	(132)	—	—	—	—

	2,820,098	88,850	19,950	629	19,449	613	222,967	7,025

c.	Income tax expense (benefit)

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Income tax current payable	4,271	1,309	86	3
Deferred income tax	116,899	(29,854)	(139,135)	(4,383)
Adjustment of prior years’ income taxes	14,963	3,364	(2,755)	(87)

Income tax expense (benefit)	136,133	(25,181)	(141,804)	(4,467)

28.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax expense (benefit) which conforms to U.S. GAAP as follows:

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Tax on pretax income at 0%	—	—	—	—

Tax on pretax income at applicable statutory rates	(263,771)	196,833	677,744	21,353
Other tax & assessed additional income tax	4,217	1,309	86	3
Tax paid by subsidiaries	54	90	—	—
Tax effects of:
Tax-exempt income	(3,149)	(1,469)	(174,756)	(5,506)
Permanent differences
Non-taxable gain on sales of investment	2,820	(22,571)	14,057	443
Non-deductible investment losses	65,902	6,613	(24,501)	(772)
Others	7,337	—	(52,950)	(1,668)
Tax credits - utilized	—	(187,700)	(355,923)	(11,214)
- deferred	119,312	44,082	(82,277)	(2,592)
Valuation allowance	181,393	(65,772)	(461,529)	(14,541)
Effect of increase in tax rate on deferred taxes	—	—	—	—
Loss carry forward	7,055	40	321,000	10,114
Adjustment of prior year’s income tax	14,963	3,364	(2,755)	(87)

Income tax expense (benefit)	136,133	(25,181)	(141,804)	(4,467)

The components of net deferred income tax assets (liabilities) were as follows:

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Deferred income tax assets
Current
Unrealized foreign exchange loss	8,599	16,600	523
Unearned interest income	16,666	—	—
Pre-operating expenses	12,911	602	19
Excess of tax depreciation over book depreciation	—	571	18
Loss carry forward	68,800	506,267	15,950
Tax credits	143,905	241,141	7,597
Loss of market price decline and obsolescence and slow-moving inventories	6,385	27,768	875
Unrealized loss on sale allowances	10,387	9,455	298
Others	18,408	74,416	2,345

	286,061	876,820	27,625
Valuation allowance	(19,112)	(286,344)	(9,022)

	266,949	590,476	18,603

Non-current
Tax credits	647,607	763,336	24,050
Loss carry forward	864,317	756,420	23,832
Building	1,605	1,605	51
Start-up costs	4,995	4,995	157
Others	3,108	191,370	6,030

	1,521,632	1,717,726	54,120
Valuation allowances	(1,425,566)	(1,651,163)	(52,022)

	96,066	66,563	2,098

28.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Deferred income tax liabilities
Non-current
Depreciation differences	(572,260)	(550,233)	(17,336)
Interest capitalization	(26,644)	(26,644)	(839)

	(598,904)	(576,877)	(18,175)

	(235,889)	80,162	2,526

d.	Pension plans

In accordance with SFAS No. 132 - Revised, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”, pension information is disclosed below:

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Components of net periodic benefit cost
Service cost	21,323	36,130	56,065	1,766
Interest cost	3,529	5,039	8,038	253
Project return on plan assets	(2,802)	(2,990)	(5,304)	(167)
Net amortization and deferral:
Unrecognized net transition obligation	28	53	(143)	(5)
Curtailment gain	—	662	655	21

Net periodic benefit cost	22,078	38,894	59,311	1,868

Changes in benefit obligation
Benefit obligation at beginning of year	70,572	122,148	187,657	5,912
Acquisition of subsidiary	—	—	46,147	1,454
Service cost	21,323	36,130	51,970	1,637
Interest cost	3,529	5,039	7,599	239
Actuarial loss	26,724	24,340	20,751	655

Benefit obligation at end of year	122,148	187,657	314,124	9,897

Changes in plan assets
Fair value of plan assets at beginning of year	49,610	66,005	98,063	3,089
Acquisition of subsidiary	—	10,235	42,330	1,334
Actual return on plan assets	1,306	1,168	1,796	57
Employer contribution	15,089	20,655	32,160	1,013

	66,005	98,063	174,349	5,493

Funds status	(56,143)	(89,594)	(139,775)	(4,404)
Unrecognized actuarial loss	28,043	31,335	35,203	1,109

Net amount recognized (recognized as accrued pension cost)	(28,100)	(58,259)	(104,572)	(3,295)

Actuarial assumptions

Discount rate	3.50%	3.25%	3.25%	3.25%

Rate of compensation increase	3.50%	3.25%	3.25%	3.25%

Expected return on plan assets	3.50%	3.25%	3.25%	3.25%

28.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

The accumulated benefit obligation for all defined benefit pension plans was NT$93,016 thousand and NT$170,209 thousand at December 31, 2003 and 2004, respectively.

There were no pension plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2003 and 2004.

The plan assets are all invested in the Central Trust of China.

ChipMOS Taiwan, ThaiLin, CHANTEK and ChipMOS Logic anticipate contributing NT$33,164 thousand to its pension plans during 2005.

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

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Net cash inflow (outflow) from:
Operating activities	1,558,536	1,917,388	7,636,771	240,604
Investing activities	(3,387,689)	(1,399,536)	(10,048,513)	(316,588)
Financing activities	3,135,700	(1,844,776)	5,694,608	179,414

	1,306,547	(1,326,924)	3,282,866	103,430
Effect of changes in foreign exchange Rate	—	(31,388)	(164,684)	(5,189)
Cash and cash equivalents at the beginning of year	1,782,729	3,089,276	1,730,964	54,536

Cash and cash equivalents at the end of year	3,089,276	1,730,964	4,849,146	152,777

f.	Statements of comprehensive income (loss)

	Year Ended December 31,
	2002	2003	2004
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss) based on U.S. GAAP	(913,379)	485,284	1,665,492	52,473
Other comprehensive income (loss):
Reversal of unrealized (gain) loss on available-for-sale security	(107,073)	—	—	—
Unrealized gain (loss) on available-for-sale security	55,763	—	—	—
Realized gain due to change to short term investment	—	(55,763)	—	—
Translation adjustment	(34)	(31,388)	(164,684)	(5,189)

Comprehensive income (loss)	(964,723)	398,133	1,500,808	47,284

28.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

Components in other comprehensive income (loss) refer to investments in Ultima. Under ROC laws, those losses and gains are not subject to income tax. Therefore, no tax expense or benefit are allocated to such investments.

g.	Statements of accumulated comprehensive income (loss)

	Unrealized Gain (Loss) on Long-Term Investments	Translation Adjustment	Accumulated Other Comprehensive Income (loss)
	NT$	NT$	NT$
	(in thousands)
Balance, as of December 31, 2002	55,763	(512)	55,251
Addition in 2003	(55,763)	(31,388)	(87,151)

Balance, as of December 31, 2003	—	(31,900)	(31,900)
Addition in 2004	—	(164,684)	(164,684)

Balance, as of December 31, 2004	—	(196,584)	(196,584)

h.	Shareholders’ equity

Employee stock-based compensation has been accounted for under the intrinsic value based method as prescribed by Accounting Principles Board APB Opinion No. 25. The disclosure provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” has been applied to employee stock-based compensation.

The Company has in place a Share Option Plan (2002 Plan). Under the terms of the plan, the exercise price set on the grant of share options may not be less than the par value of a Company Share on the date of grant of such option. As at December 31, 2004, the number of shares that may be issued under the plan is 9,000,000 shares and may consist in whole or part of authorized but unissued shares of the Company which are not reserved for any other purpose. No consideration is payable for the grant of an option.

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

The following summarizes the share option transactions relating to the share option plan:

	Shares (in thousand)	Weighted average exercise price US$
Options outstanding at December 31, 2002	2,601	4.0375
Granted	3,465	1.0098
Exercised	(427)	3.2910
Forfeited	(335)	3.4070
Options outstanding at December 31, 2003	5,304	2.1597
Granted	2,810	5.2667
Exercised	(1,021)	4.2551
Forfeited	(310)	2.1321
Options outstanding at December 31, 2004	6,783	3.3550

Options exercisable at December 31, 2003	793	1.8148
Options exercisable at December 31, 2004	1,170	2.0656

The weighted average fair value of options granted under the plan in the years ended December 31, 2004 and 2003 was US$2.981 and US$1.754, respectively.

28.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions.

	Risk free interest rate	Expected life	Expected volatility	Expected dividend yield
020403ESOP	4.75%	5 years	114.91%	0%
030613ESOP	4.75%	3 years	148.73%	0%
031001ESOP	4.75%	3 years	118.07%	0%
031103ESOP	4.75%	3 years	120.72%	0%
040430ESOPA	1.75%	3 years	123.07%	0%
040430ESOPB	1.75%	3 years	123.07%	0%
040813ESOP	1.75%	3 years	112.40%	0%

In 2003 and 2004 the Company has recorded compensation expense of NT$27,985 thousand and NT$36,383 thousand, respectively, in connection with share options issued in 2004 and 2003. Had the fair value method recommended in SFAS 123, the Company’s net income and earning per share would have been reduced to the following proforma amounts in 2003 and 2004:

	December 31,
	2003	2004
	NT$	NT$	US$
	(in thousands)
Net income based on US GAAP	485,284	1,665,492	52,473

Add: Compensation expenses as reported	27,985	36,383	1,146
Less: Compensation expenses determined under fair value based method	(137,388)	(373,456)	(11,766)

Adjusted net income, fair value based method	375,881	1,328,419	41,853

Basic earnings per share
As reported	8.24	26.38	0.83

SFAS 123 adjusted	6.38	21.04	0.66

Diluted earnings per share
As reported	8.17	26.22	0.83

SFAS 123 adjusted	6.32	20.91	0.66

EXHIBIT INDEX

Exhibits	Description
1.1	Memorandum of Association of ChipMOS TECHNOLOGIES (Bermuda) LTD.(1)

1.2	Bye-laws of ChipMOS TECHNOLOGIES (Bermuda) LTD.(2)

2.1	Certificate of Incorporation of ChipMOS TECHNOLOGIES (Bermuda) LTD., dated August 15, 2000.(1)

4.1	Joint Venture Agreement, dated July 14, 1997, between Mosel Vitelic Inc. and Siliconware Precision Industries Co., Ltd.(1)

4.2	Asset Sales Agreement, dated June 14, 1999, between Microchip Technology Taiwan and ChipMOS TECHNOLOGIES INC.(1)

4.3	Tessera Compliant Chip License Agreement, dated April 20, 1999, between Tessera Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.4	License Agreement, dated April 1, 1999, between Fujitsu Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.5	Sales Agreement, dated February 10, 2000, between Sharp Corp. and ChipMOS TECHNOLOGIES INC.(1)

4.6	Raw Materials Processing Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.7	Raw Materials Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.8	Integrated Circuit Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.9	Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.10	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.11	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.12	Land Lease Agreement, dated September 1, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.13	Purchase Agreement, dated July 31, 1997, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc.(1)

4.14	Form of Share Exchange Covenant Letter from the Company to the Shareholders.(1)

4.15	Amendment to the Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC, dated September 1, 2001.(3)

4.16	Purchase Agreement, dated October 15, 2003, between ChipMOS TECHNOLOGIES INC. and DenMOS Technology Inc.(3)

4.17	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Ron How Investment Corp. (English Translation)(4)

4.18	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Yuan Shan Investment Corp. (English Translation)(4)

4.19	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc. (English Translation)(4)

4.20	Laser Stamping Machine Lease Agreement, dated November 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.21	Automatic Stamping Machine Lease Agreement, dated December 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.22	Raw Materials Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.23	Integrated Circuit Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.24	Technology Transfer Agreement, dated December 24, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.25	Tester Equipment Lease Agreement, dated November 14, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.26	Tester Equipment Lease Agreement, dated December 3, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.27	Joint Engagement Letter, undated, by and among Ultima Electronics Corp., ChipMOS TECHNOLOGIES INC. and Sun-Fund Securities Ltd. (English Translation)(4)

4.28	Lease Agreement, dated June 1, 2002, between ChipMOS TECHNOLOGIES INC. and SyncMOS Technologies, Inc. (English Translation)(4)

4.29	Technology Transfer Agreement, dated August 1, 2002, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES (Shanghai) LTD.(4)

4.30	Promissory Note from Modern Mind Technology Limited to Jesper Limited, dated November 4, 2002.(4)

4.31	Deed of Variation, dated December 2, 2002, between Modern Mind Technology Limited and Jesper Limited.(4)

4.32	Deed of Assignment, dated December 27, 2002, between Jesper Limited and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.33	Deed of Assignment, dated June 25, 2003, between Jesper Limited and ChipMOS TECHNOLOGIES INC.(4)

4.34	Agreement, dated May 3, 2003, between Jesper Limited and Modern Mind Technology Limited.(4)

4.35	Master loan agreement, dated July 12, 2004, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Modern Mind Technology Limited, and Jesper Limited.

4.36	Cooperation Agreement, dated March 27, 2002, between Shanghai Qingpu Industrial Zone Development (Group) Company and ChipMOS TECHNOLOGIES (Bermuda) LTD. (English Translation)(4)

4.37	Deed of assignment, dated December 17, 2003, between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(5)

4.38	Supplemental deed of assignment, dated May 14, 2004 between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(5)

4.39	Second supplemental deed of assignment, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.

4.40	Assignment agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.41	Supplemental assignment agreement, dated May 14, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.42	Second supplemental assignment agreement, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.

4.43	Patent license agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.44	Supplemental patent license agreement dated July 8, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.

4.45	Second supplemental patent license agreement dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.

4.46	Third supplemental patent license agreement dated December 30, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.

8.1	List of subsidiaries of ChipMOS TECHNOLOGIES (Bermuda) LTD.

11.1	Code of Business Conduct and Ethics.(5)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

23.1	Consent of independent registered public accounting firm.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-13218), filed on February 28, 2001.
(2)	Incorporated by reference to our report on Form 6-K, dated February 19, 2002.
(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2002.
(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 30, 2003.
(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2004.