Form 20-F
period 2005-12-31
CHIPMOS TECHNOLOGIES BERMUDA LTD
filed 2006-05-10
CIK 1133478

As filed with the Securities and Exchange Commission on May 10, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 0–31106

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Exact Name of Registrant as Specified in Its Charter)

Bermuda

(Jurisdiction of Incorporation or Organization)

11F, No. 3, Lane 91, Dongmei Road

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

As of December 31, 2005, 67,761,636 Common Shares, par value US$0.01 each were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant:    (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for historical matters, the matters discussed in this annual report are forward-looking statements that are subject to significant risks and uncertainties. These statements are generally indicated by the use of forward-looking terminology such as the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “plan,” “project,” “may,” “will” or other similar words that express an indication of actions or results of actions that may or are expected to occur in the future. These statements appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this annual report. Important factors that could cause those differences include, but are not limited to:

•	the volatility of the semiconductor industry and the market for end-user applications for semiconductor products;

•	overcapacity in the semiconductor testing and assembly markets;

•	the increased competition from other companies and our ability to retain and increase our market share;

•	our ability to successfully develop new technologies and remain a technological leader;

•	our ability to maintain control over capacity expansion and facility modifications;

•	our ability to generate growth or profitable growth;

•	our ability to hire and retain qualified personnel;

•	our ability to acquire required equipment and supplies to meet customer demand;

•	our ability to raise capital as required to meet certain existing obligations;

•	the pending criminal indictment of our Chairman and Chief Executive Officer;

•	our reliance on certain major customers;

•	the implementation of the assembly and testing services agreements between Spansion LLC and us;

•	our major customers’ willingness to purchase our services or to provide the minimum agreed compensation as provided under any long-term agreement with us, if applicable;

•	the political stability of our local region; and

•	general local and global economic conditions.

Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity expansion plans, our expansion plans in Mainland China, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry. Please see “Item 3. Key Information—Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following tables set forth our selected consolidated financial data. The selected consolidated balance sheet data as of December 31, 2004 and 2005 and our consolidated statement of operations and cash flows data for 2003, 2004 and 2005 are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these audited consolidated financial statements and related notes beginning on page F-1 of this annual report. These audited consolidated financial statements have been audited by Moore Stephens. The selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 and the consolidated statement of operations and cash flows data for the years ended December 31, 2001 and 2002 are derived from our audited consolidated financial statements not included herein. Our consolidated financial statements have been prepared and presented in accordance with ROC GAAP, which differs in some material respects from US GAAP. Please see Note 27 to our audited consolidated financial statements for a description of the principal differences between ROC GAAP and US GAAP for the periods covered by these financial statements. The financial data set forth below have been presented as if (1) we had been in existence since July 28, 1997, and (2) we acquired our interest in ChipMOS Taiwan on July 28, 1997.

	Year ended December 31,
	2001	2002	2003	2004	2005	2005
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data)
Consolidated Statement of Operations Data:
ROC GAAP:
Net revenue:
Related parties(1)	$3,719.0	$3,665.4	$5,072.9	$4,844.4	$4,603.5	$140.4
Others	1,526.1	2,860.5	3,953.6	10,191.4	10,610.5	323.5

Total net revenue	5,245.1	6,525.9	9,026.5	15,035.8	15,214.0	463.9
Cost of revenue	6,029.3	6,711.7	7,459.5	10,857.5	11,262.6	343.4

Gross profit (loss)	(784.2)	(185.8)	1,567.0	4,178.3	3,951.4	120.5

Operating expenses:
Research and development	408.9	326.8	295.0	296.4	274.4	8.4
Sales and marketing	34.7	37.3	65.4	308.5	232.9	7.1
General and administrative	248.0	310.2	439.9	673.3	793.3	24.2

Total operating expenses	691.6	674.3	800.3	1,278.2	1,300.6	39.7

Income (loss) from operations	(1,475.8)	(860.1)	766.7	2,900.1	2,650.8	80.8

Other expenses, net	(77.2)	(397.6)	(77.1)	(395.8)	(506.5)	(15.4)

Income (loss) before income tax and minority interests and interest in bonuses paid by subsidiaries(2)	(1,553.0)	(1,257.7)	689.6	2,504.3	2,144.3	65.4
Income tax benefit (expense)	(32.4)	(97.9)	29.0	141.8	(112.0)	(3.4)

Income (loss) before minority interests and interest in bonuses paid by subsidiaries(2)	(1,585.4)	(1,355.6)	718.6	2,646.1	2,032.3	62.0
Minority interests	450.5	385.3	(256.9)	(997.9)	(977.0)	(29.8)
Interest in bonuses paid by subsidiaries(2)	—	—	—	—	(127.1)	(3.9)
Pre-acquisition earnings(3)	—	—	20.7	27.7	—	—

Net income (loss)	$(1,134.9)	$(970.3)	$482.4	$1,675.9	$928.2	$28.3

Earning (loss) per share:
Basic	$(19.45)	$(16.49)	$8.19	$26.54	$13.74	$0.42
Diluted	$(19.45)	$(16.49)	$8.12	$26.38	$11.82	$0.36
Weighted-average number of shares outstanding:
Basic	58.3	58.8	58.9	63.1	67.5	67.5
Diluted	58.3	58.8	59.4	63.5	82.6	82.6

	Year ended December 31,
	2001	2002	2003	2004	2005	2005
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data)
US GAAP:(4)
Net income (loss)	$(993.5)	$(913.4)	$485.3	$1,665.5	$805.4	$24.6
Earning (loss) per share:
Basic	$(17.03)	$(15.52)	$8.24	$26.38	$11.92	$0.36
Diluted	$(17.03)	$(15.52)	$8.17	$26.22	$11.21	$0.34
Weighted-average number of shares outstanding:
Basic	58.3	58.8	58.9	63.1	67.5	67.5
Diluted	58.3	58.8	59.4	63.5	82.6	82.6

(1)	Related parties include Mosel Vitelic Inc., or Mosel, Siliconware Precision Industries Co. Ltd., or Siliconware Precision, PlusMOS Technologies Inc., or PlusMOS, Ultima Electronics Corp., or Ultima, ProMOS Technologies Inc., or ProMOS, ThaiLin Semiconductor Corp., or ThaiLin, CHANTEK ELECTRONIC CO., LTD., or Chantek, Best Home Corp. Ltd., or Best Home, DenMOS Technology Inc., or DenMOS, Sun-Fund Securities Ltd., or Sun-Fund, Advanced Micro Chip Technology Co., Ltd., or AMCT, Jesper Limited, Prudent Holdings Group Ltd. and Mou-Fu Investment Ltd. See Note 20 of the notes to the consolidated financial statements. Effective April 1, 2004, PlusMOS was merged into Chantek with Chantek as the surviving entity. See “Item 4. Information on the Company—Our Structure and History—CHANTEK ELECTRONIC CO., LTD.” AMCT was liquidated in October 2004. See “Item 4. Information on the Company—Our Structure and History—Advanced Micro Chip Technology Co., Ltd.” On November 21, 2005, Chantek was merged into ChipMOS Taiwan, with ChipMOS Taiwan as the surviving company. See “Item 4. Information on the Company—Our Structure and History—ChipMOS TECHNOLOGIES INC.” On December 1, 2005, ChipMOS Logic was merged into ThaiLin, with ThaiLin as the surviving entity. See “Item 4. Information of the Company—Our Structure and History—ThaiLin Semiconductor Corp.”
(2)	Refers to bonuses to directors, supervisors and employees paid by subsidiaries.
(3)	For 2003, represents our share of pre-acquisition profits of ThaiLin prior to December 1, 2003, the date when we began to consolidate the accounts of ThaiLin. For 2004, represents our share of pre-acquisition profits of Chantek prior to April 1, 2004, the date when we began to consolidate the accounts of Chantek, the surviving entity after the merger of Chantek and PlusMOS.
(4)	Reflects the US GAAP adjustments as described in Note 27 of the notes to the consolidated financial statements.

	As of December 31,
	2001	2002	2003	2004	2005	2005
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Balance Sheet Data:
ROC GAAP:
Current assets:
Cash and cash equivalents	$1,181.1	$2,487.5	$1,731.0	$4,849.1	$4,607.0	$140.5
Restricted cash and cash equivalents	234.0	76.9	282.4	87.0	169.3	5.2
Short-term investments	969.9	874.9	664.3	2,832.6	186.1	5.7
Notes and accounts receivable	1,481.5	1,697.4	2,644.8	3,399.4	3,974.9	121.2
Other receivables—related parties	11.6	11.5	266.2	6.6	4.3	0.1
Other receivables—third parties	10.6	92.3	866.6	164.6	161.9	4.9
Inventories	172.3	166.5	335.5	661.0	627.5	19.1
Prepaid expenses and other current assets	17.9	223.2	422.2	116.9	76.7	2.3
Total current assets	4,119.6	5,668.7	7,479.7	12,707.7	10,046.9	306.3
Long-term investments	271.4	1,441.9	640.5	642.4	404.1	12.3
Property, plant and equipment, net	10,799.6	10,043.6	11,086.8	17,426.6	20,420.1	622.5
Intangible assets—net	155.3	51.9	225.2	319.1	327.1	10.0
Other assets	755.4	747.6	233.5	449.3	559.8	17.1
Total assets	16,101.3	17,953.7	19,665.7	31,545.1	31,758.0	968.2
Current liabilities:
Short-term bank loans	1,066.8	2,032.6	1,566.8	800.6	467.8	14.3
Current portion of long-term loans	1,180.0	352.2	692.8	1,821.8	2,300.9	70.2
Current portion of long-term bonds payable	—	—	—	1,200.0	—	—
Convertible bonds	—	—	267.6	—	2,769.3	84.4
Notes and accounts payable	120.1	145.4	372.7	656.9	732.6	22.3
Accrued expenses and other current liabilities	152.8	465.1	438.0	608.6	474.1	14.5
Total current liabilities	3,021.0	4,083.4	3,951.1	5,915.4	7,857.5	239.5
Long-term liabilities	1,969.4	4,011.4	3,438.9	7,608.1	4,433.9	135.2
Other liabilities	175.0	258.5	599.5	768.5	374.7	11.4
Total liabilities	5,165.4	8,353.3	7,989.5	14,292.0	12,666.1	386.1
Minority interests	3,336.7	2,887.1	4,428.0	7,092.5	7,878.1	240.2
Total shareholders’ equity	7,599.2	6,713.3	7,248.2	10,160.6	11,213.8	341.9

	As of December 31,
	2001	2002	2003	2004	2005	2005
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
US GAAP(1):
Current assets:
Cash and cash equivalents	$1,181.1	$2,487.5	$1,731.0	$4,849.1	$4,607.0	$140.5
Restricted cash and cash equivalents	234.0	76.9	282.4	87.0	169.3	5.2
Short-term investments	995.6	869.4	660.7	2,839.6	189.2	5.8
Notes and accounts receivable	1,481.5	1,697.4	2,644.8	3,399.4	3,974.9	121.2
Other receivables—related parties	11.6	11.5	266.2	6.6	4.3	0.1
Other receivables—third parties	10.6	92.3	866.6	164.6	161.9	4.9
Inventories	171.4	166.2	335.5	661.0	627.7	19.1
Prepaid expenses and other current assets	17.9	223.2	422.2	116.9	76.7	2.3
Total current assets	4,144.5	5,663.0	7,476.1	12,714.7	10,050.2	306.4
Long-term investments	425.0	1,521.1	625.1	636.8	387.1	11.8
Property, plant and equipment, net	10,762.5	10,062.8	11,082.4	17,411.7	20,340.9	620.1
Intangible assets—net	41.1	33.5	225.2	319.1	327.1	10.0
Other assets	750.4	740.5	224.7	439.4	548.3	16.7
Total assets	16,123.5	18,020.9	19,633.5	31,521.7	31,653.6	965.0
Current liabilities:
Short-term bank loans	1,066.8	2,032.6	1,566.8	800.6	467.8	14.3
Current portion of long-term loans	1,180.0	352.2	692.8	1,821.8	2,300.9	70.2
Current portion of long-term bonds payable	—	—	—	1,200.0	—	—
Convertible bonds	—	—	267.6	—	2,531.1	77.2
Notes and accounts payable	120.1	145.4	372.7	656.9	732.6	22.3
Accrued expenses and other current liabilities	152.8	465.1	438.0	608.6	743.1	22.7
Total current liabilities	3,021.0	4,083.4	3,951.1	5,915.4	8,049.3	245.4
Long-term liabilities	1,969.4	4,011.4	3,438.9	7,608.1	4,433.9	135.2
Other liabilities	137.2	258.8	603.7	772.7	345.0	10.5
Total liabilities	5,127.6	8,353.6	7,993.7	14,296.2	12,828.2	391.1
Minority interests	3,354.9	2,907.1	4,418.5	7,092.9	7,740.7	236.0
Total shareholders’ equity	7,641.0	6,760.2	7,221.3	10,132.6	11,084.7	337.9

(1)	Reflects the US GAAP adjustments as described in Note 27 of the notes to the consolidated financial statements.

	Year ended December 31,
	2001	2002	2003	2004	2005	2005
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Statement of Cash Flows Data:
ROC GAAP:
Capital expenditures	$992.0	$2,091.3	$2,477.9	$8,331.0	$7,677.2	$234.1
Depreciation and amortization	2,815.4	2,820.6	2,715.0	3,536.8	4,339.1	132.3
Net cash provided by (used in):
Operating activities	1,620.5	1,463.7	1,932.1	7,631.9	5,917.5	180.4
Investing activities	(1,409.7)	(3,135.9)	(743.1)	(10,142.2)	(4,976.1)	(151.7)
Financing activities	(219.8)	2,978.6	(1,840.5)	5,697.0	(1,261.2)	(38.5)
Effect of exchange rate changes on cash	(0.4)	—	(105.1)	(68.5)	77.7	2.4
Net increase (decrease) in cash	(9.4)	1,306.4	(756.6)	3,118.2	(242.1)	(7.4)

Exchange Rates

References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This annual report contains translations of certain NT dollar amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2005, which was NT$32.80 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this annual report could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all. On May 9, 2006, the noon buying rate was NT$31.49 to US$1.00.

The following table sets out, for the years and the months indicated, information concerning the number of NT dollars for which one US dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT dollars per US dollar noon buying rate
	Average	High	Low	Period-end
2001	33.82	35.13	32.23	35.08
2002	34.53	35.16	32.85	34.70
2003	34.41	34.98	33.72	33.99
2004	33.37	34.16	31.74	31.74
2005	32.16	33.77	30.65	32.80
November 2005	33.58	33.71	33.39	33.51
December 2005	33.29	33.56	32.80	32.80
2006 (through May 9, 2006)	32.23	32.65	31.32	31.49
January 2006	32.04	32.59	31.83	31.97
February 2006	32.32	32.65	31.97	32.40
March 2006	32.46	32.62	32.28	32.42
April 2006	32.29	32.54	31.90	31.90
May 2006 (through May 9, 2006)	31.60	31.90	31.32	31.49

Sources:	Federal Reserve Statistical Release H.10 (512), 1999-2006, Board of Governors of the Federal Reserve System.

Risk Factors

Risk Relating to Our Industry

Because we depend on the highly cyclical semiconductor industry, which is characterized by significant and sometimes prolonged downturns from time to time, our net revenue and earnings may fluctuate significantly, which in turn could cause the market price of our common shares to decline.

Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. All of our customers operate in this industry and variations in order levels from our customers and in service fee rates may result in volatility in our net revenue and earnings. For instance, during periods of decreased demand for assembled semiconductors, some of our customers may even simplify or forego final testing of certain types of semiconductors, such as dynamic random access memory, or DRAM, further intensifying our difficulties. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns, which have adversely affected our results of operations. For example, the semiconductor industry experienced a downturn beginning in the fourth quarter of 2000 until late 2002. As a result of the downturn, our net revenue and net income for 2001 decreased 36% and 219% from 2000 levels, respectively. Although the semiconductor industry has recovered from the downturn since late 2002, we cannot give any assurances that there will not be any downturn in the future or that any future downturn will not affect our results of operations.

Any deterioration in the market for end-user applications for semiconductor products would reduce demand for our services and may result in a decrease in our earnings.

Market conditions in the semiconductor industry track, to a large degree, those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors we test and assemble could reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Our net revenue is largely attributable to fees derived from testing and assembling semiconductors for use in personal computers, consumer electronic products, display applications and communications equipment. A significant decrease in demand for products in these markets could put pricing pressure on our testing and assembly services and negatively affect our net revenue and earnings. The decrease in market demand for personal computers and communications equipment that began in the fourth quarter of 2000 adversely affected our results of operations in 2000, 2001 and 2002. While the market demand for personal computers and communications equipment has recovered since the beginning of 2003, a significant decrease in demand could again negatively affect our net revenue and earnings.

A decline in average selling prices for our services could result in a decrease in our earnings.

Historically, prices for our testing and assembly services in relation to any given semiconductor tend to decline over the course of its product and technology life cycle. The average selling prices for our testing and assembly services for synchronous dynamic random access memory, or SDRAM, and liquid crystal display, or LCD, and other flat-panel display driver semiconductors decreased in 2005, compared to the average selling prices for these services in 2004 and we cannot assure you that there will be no further reduction in average selling prices for these services in the future. See also “—A decrease in market demand for LCD and other flat-panel display driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.” If we cannot reduce the cost of our testing and assembly services, or introduce higher-margin testing and assembly services for new package types, to offset the decrease in average selling prices for our services, our earnings could decrease.

A reversal or slowdown in the outsourcing trend for semiconductor testing and assembly services could reduce our profitability.

In recent years, integrated device manufacturers, or IDMs, have increasingly outsourced stages of the semiconductor production process, including testing and assembly, to independent companies like us to shorten production cycles. In addition, the availability of advanced independent semiconductor manufacturing services has also enabled the growth of so-called “fabless” semiconductor companies that focus exclusively on design and marketing and outsource their manufacturing, testing and assembly requirements to independent companies. Our net revenue indirectly generated from these IDMs and fabless companies generally constitutes a substantial portion of our net revenue. We cannot assure you that these companies will continue to outsource their testing and assembly requirements to independent companies like us. A reversal of, or a slowdown in, this outsourcing trend could result in reduced demand for our services, which in turn could reduce our profitability.

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

A significant percentage of our net revenue is derived from testing and assembling memory semiconductors. Our net revenue derived from the testing and assembly of memory semiconductors accounted for 62%, 71% and 73% of our net revenue in 2003, 2004 and 2005, respectively. In the past, our service fees for testing and assembling memory semiconductors were sharply reduced in tandem with the decrease in the average selling price of DRAM. For example, the weighted average selling price for DRAM decreased by approximately 76% in 2005. We cannot assure you that there will not be additional reductions in DRAM prices in the future. Any failure of the demand for DRAM to increase or any further decrease in the demand for memory products may decrease demand for our services and significantly reduce our net revenue and net income.

A decrease in market demand for LCD and other flat-panel display driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.

We began offering testing and assembly services for LCD and other flat-panel display driver semiconductors in the second quarter of 2000. Our testing and assembly services for LCD and other flat-panel display driver semiconductors generated net revenue NT$1,683 million, NT$2,750 million and NT$3,098 million (US$94 million) in 2003, 2004 and 2005, respectively. We spent NT$1,255 million, NT$1,380 million and NT$1,803 million (US$55 million) in 2003, 2004 and the 2005, respectively, on equipment for tape carrier package, or TCP, chip-on-film, or COF, and chip-on-glass, or COG, technologies, which are used in testing and assembly services for LCD and other flat-panel display driver semiconductors. Most of these equipments may not be used for technologies other than TCP, COF or COG. Although the market demand for LCD and other flat-panel display driver semiconductor testing and assembly services in 2005 increased compared to the market demand in 2004, any future decrease in demand for our LCD and other flat-panel display driver semiconductor testing and assembly services would significantly impair our capacity utilization rates and may result in our inability to generate sufficient revenue to cover the significant depreciation expenses for the equipment used in testing and assembling LCD and other flat-panel display driver semiconductors, thereby negatively affecting our profitability. See also “—Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected.”

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.

We have a significant level of debt and interest expense. We had approximately NT$5,687 million (US$173 million) and NT$4,434 million (US$135 million) in short- and long-term indebtedness outstanding as of December 31, 2005, including NT$2,769 million (US$84 million) of convertible notes due 2009, which bear interest at an annual rate of 1.75%. As of March 31, 2006, the notes are convertible into our common shares at a conversion price of US$6.28, which was adjusted from the initial conversion price of US$7.85 pursuant to the terms of the convertible notes. The holders of the convertible notes have the right to cause ChipMOS Bermuda to repurchase the notes on November 3, 2006 at a repurchase price equal to 100% of the principal amount thereof plus any accrued but unpaid interest up to, but excluding, the date of repurchase.

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

The indenture governing the convertible notes we issued in November 2004 does not limit our ability to incur additional indebtedness in the future. As we incur additional indebtedness, the risks that we face could intensify. Our ability to make required payments on the convertible notes and to satisfy any other debt obligations will depend on our future operating performance and our ability to obtain additional debt or equity financing on commercially reasonable terms. For additional information on our indebtedness, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources.”

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

We depend on a small group of customers for a substantial portion of our business. In 2005, our five largest customers accounted for 63% of our net revenue. Our two largest customers, ProMOS Technologies Inc. or ProMOS, and Powerchip Semiconductor Corp, or Powerchip, accounted for 28% and 15%, respectively, of our net revenue in 2005. ProMOS is an affiliate of Mosel Vitelic Inc., or Mosel, which, as of March 31, 2006, indirectly owned approximately 38.4% of our outstanding common shares. In addition, in November 2005, we entered into an assembly and testing services agreement with Spansion LLC, or Spansion. We currently anticipate that Spansion may become one of our five largest customers and account for a significant portion of our net revenue in 2006.

We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net revenue. Any adverse development in our key customers’ operations, competitive position or customer base could materially reduce our net revenue and adversely affect our business and profitability. Since new customers usually require us to pass a lengthy and rigorous qualification process, if we lose any of our key customers, we may not be able to replace them in a timely manner. Also, semiconductor companies generally rely on service providers with whom they have established relationships to meet their testing and assembly needs for existing and future applications. If any of our key customers reduces, delays or cancels its orders, and if we are unable to attract new key customers or use our excess capacity to service our remaining customers, our net revenue could be reduced and our business and results of operations may be materially adversely affected.

Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected.

Our operations are characterized by a high proportion of fixed costs. For memory and mixed-signal semiconductor testing services, our fixed costs represented 53%, 58% and 69% of our total cost of revenue in 2003, 2004 and 2005, respectively. For memory and mixed-signal semiconductor assembly services, our fixed costs represented 28%, 22% and 25% of our total cost of revenue in 2003, 2004 and 2005, respectively. For LCD and other flat-panel display driver semiconductor testing and assembly services, our fixed costs represented 50%, 48% and 50% of our total cost of revenue in 2003, 2004 and 2005, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our testing and assembly equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates can significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In the past, our capacity utilization rates have fluctuated significantly as a result of the fluctuations in the market demand for semiconductors. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected. In addition, in November 2005, we entered into an assembly and testing services agreement with Spansion, which we currently anticipate will require us to incur additional capital expenditures of approximately US$110 million in 2006 to purchase equipment based on a rolling forecast currently provided by Spansion. If we are unable to achieve high capacity utilization rates for the equipment purchased pursuant to this agreement, our gross margins may be materially and adversely affected. For more information on the agreement with Spansion, see “Item 10. Additional Information—Material Contracts.”

The testing and assembly process is complex and our production yields and customer relationships may suffer as a result of defects or malfunctions in our testing and assembly equipment and the introduction of new packages.

Semiconductor testing and assembly are complex processes that require significant technological and process expertise. Semiconductor testing involves sophisticated testing equipment and computer software. We develop computer software to test our customers’ semiconductors. We also develop conversion software programs that enable us to test semiconductors on different types of testers. Similar to most software programs, these software programs are complex and may contain programming errors or “bugs”. In addition, the testing process is subject to human error by our employees who operate our testing equipment and related software. Any significant defect in our testing or conversion software, malfunction in our testing equipment or human error could reduce our production yields and damage our customer relationships.

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

Our capital requirements are difficult to plan as our industry is highly cyclical and rapidly changing. To remain competitive, we will need capital to fund the expansion of our facilities as well as to fund our equipment purchases and research and development activities. We believe that our current cash and cash equivalents, cash flow from operations and available credit facilities will be sufficient to meet our working capital and capital expenditure requirements under our existing arrangements through the end of June 2007, except for our commitments to invest in ChipMOS TECHNOLOGIES (Shanghai) LTD., or ChipMOS Shanghai, a wholly owned subsidiary of our controlled consolidated subsidiary, MODERN MIND TECHNOLOGY LIMITED, or Modern Mind, and our potential obligation to repurchase the convertible notes on November 3, 2006. See “—Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations”,“—If Modern Mind fails to invest an additional US$137.5 million into ChipMOS Shanghai by December 6, 2007, ChipMOS Shanghai’s business license may become automatically void and ChipMOS Shanghai may have to be liquidated, which could hurt our growth prospects and potential future profitability” and “—If we fail to obtain sufficient capital to purchase equipment meeting the forecasted capacity requirement under our agreement with Spansion, we will be in breach of the agreement.” In addition, future capacity expansions or market or other developments may require additional funding. Our ability to obtain external financing in the future depends on a number of factors, many of which are beyond our control. They include:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by semiconductor testing and assembly companies; and

•	economic, political and other conditions in Taiwan and elsewhere.

If we are unable to obtain funding in a timely manner or on acceptable terms, our growth prospects and potential future profitability will suffer.

If Modern Mind fails to invest an additional US$137.5 million into ChipMOS Shanghai by December 6, 2007, ChipMOS Shanghai’s business license may become automatically void and ChipMOS Shanghai may have to be liquidated, which could hurt our growth prospects and potential future profitability.

Under applicable regulations of the People’s Republic of China, or PRC, and the terms of the business license of ChipMOS Shanghai, a wholly-owned subsidiary of our controlled consolidated subsidiary, Modern Mind, the business license of ChipMOS Shanghai may automatically become void and ChipMOS Shanghai may have to be liquidated if Modern Mind fails to invest an additional US$137.5 million by December 6, 2007, unless an additional extension has been obtained from the relevant PRC regulatory authorities. We may not have sufficient financial resources to meet ChipMOS Shanghai’s investment commitments without obtaining additional financing. Even if we have the financial resources available, we may decide not to fund the investment if it would cause Mosel to violate applicable ROC laws and regulations. See “—Risks Relating to Countries in Which We Conduct Operations—The investment in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel as a result of any violation of ROC laws may cause Mosel to decrease its ownership in us significantly or cause Mosel to take other actions that may not be in the best interest of our other shareholders.”

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

Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technologies and to secure, on commercially acceptable terms, critical technologies that we do not own. We cannot assure you that we will be able to independently develop, or secure from any third party, the technologies required for our testing and assembly services. Our failure to successfully obtain these technologies may seriously harm our competitive position and render us unable to provide some of our services.

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

Any one of these developments could impose substantial financial and administrative burdens on us and hinder our business. We are, from time to time, involved in litigation in respect of intellectual property rights. Any litigation, whether as plaintiff or defendant, is costly and diverts our resources. If we fail to obtain necessary licenses on commercially reasonable terms or if litigation relating to patent infringement or other intellectual property matters occurs, our costs could be substantially increased to impact our margins and such litigation could prevent us from testing and assembling particular products or using particular technologies, which could reduce our opportunities to generate revenue. For more information on litigation in respect of intellectual property rights, see “Item 8. Financial Information—Legal Proceedings.”

If we are unable to obtain raw materials and other necessary inputs from our suppliers in a timely and cost- effective manner, our production schedules would be delayed and we may lose customers and growth opportunities and become less profitable.

Our operations require us to obtain sufficient quantities of raw materials at acceptable prices in a timely and cost-effective manner. We source most of our raw materials, including critical materials like leadframes, organic substrates, epoxy, gold wire and molding compound for assembly, and tapes for TCP/COF, from a limited group of suppliers. We purchase all of our materials on a purchase order basis and have no long-term contracts with any of our suppliers. From time to time, suppliers have extended lead times, increased the price or limited the supply of required materials to us because of market shortages. Consequently, we may, from time to time, experience difficulty in obtaining sufficient quantities of raw materials on a timely basis. In addition, from time to time, we may reject materials that do not meet our specifications, resulting in declines in output or yield. Although we typically maintain at least two suppliers for each key raw material, we cannot assure you that we will be able to obtain sufficient quantities of raw materials and other supplies of an acceptable quality in the future. It usually takes from three to six months to switch from one supplier to another, depending on the complexity of the raw material. If we are unable to obtain raw materials and other necessary inputs in a timely and cost-effective manner, we may need to delay our production and delivery schedules, which may result in the loss of business and growth opportunities and could reduce our profitability.

If we are unable to obtain additional testing and assembly equipment or facilities in a timely manner and at a reasonable cost, we may be unable to fulfill our customers’ orders and may become less competitive and less profitable.

The semiconductor testing and assembly business is capital intensive and requires significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor testing and assembly equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain equipment from a limited number of suppliers in a timely and cost-effective manner. We have no binding supply agreements with any of our suppliers and we acquire our testing and assembly equipment on a purchase order basis, which exposes us to changing market conditions and other significant risks. Semiconductor testing and assembly also requires us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers’ orders, which could negatively impact our financial condition and results of operations as well as our growth prospects. In addition, we have committed to purchase wafer sorting testers and probers as requested by Spansion under the assembly and testing services agreement with Spansion, and any shortage of wafer sorting testers and probers may affect our ability to perform our obligations under the agreement. For more information on the agreement with Spansion, see “Item 10. Additional Information—Material Contracts.”

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

We are incorporated in Bermuda and a majority of our directors and most of our officers are not residents of the United States. A substantial portion of our assets is located outside the United States. As a result, it may be difficult for our shareholders to serve notice of a lawsuit on us or our directors and officers within the United States. Because most of our assets are located outside the United States, it may be difficult for our shareholders to enforce in the United States judgments of United States courts. Appleby Spurling Hunter, our Bermuda counsel, has advised us that there is some uncertainty as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon United States federal securities laws.

Investor confidence and the market prices of our shares may be adversely impacted if we or our independent public registered accounting firm is unable to conclude our internal control over our financial reporting is effective as of December 31, 2006 as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to the SEC’s reporting obligations, and will be required by the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report of management on our internal control over financial reporting in our Annual Report on Form 20-F, that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, our independent public registered accounting firm must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. In October 2004, we engaged Diwan, Ernst & Young, or Ernst & Young, to advise on the internal control over financial reporting requirements under Section 404 of the Sarbanes-Oxley Act of 2002. These requirements will first apply to our Annual Report on Form 20-F for the fiscal year ending December 31, 2006. Our management may not conclude that our internal controls are effective. Moreover, even if our management concludes that our internal controls over our financial reporting is effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, then it may decline to attest to our management’s assessment or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares.

Any environmental claims or failure to comply with any present or future environmental regulations, or any new environmental regulations, may require us to spend additional funds, may impose significant liability on us for present, past or future actions, and may dramatically increase the cost of providing our services to our customers.

We are subject to various laws and regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our assembly and gold bumping processes. Although we have not suffered material environmental claims in the past, a failure or a claim that we have failed to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of our operations or negative publicity. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure on our part to control the use of, or adequately restrict the discharge of, hazardous substances could subject us to future liabilities that may materially reduce our earnings.

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

As part of our growth strategy, from time to time, we make acquisitions and investments in companies or businesses. For example, on November 21, 2005, we merged Chantek into ChipMOS Taiwan, and on

December 1, 2005, we merged ChipMOS Logic into ThaiLin. In 2004, we acquired certain testing and assembly equipment from First International Computer Testing and Assembly, or FICTA, as well as a 67.8% stake in First Semiconductor Technology Inc., which interest we transferred to First Semiconductor Technology Inc. in April 2005. For details, see “Item 4. Information on the Company—Our Structure and History.” below. The success of our acquisitions and investments depends on a number of factors, including:

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

As of March 31, 2006, Siliconware Precision owned 28.8% of the outstanding equity securities of ChipMOS Taiwan. Siliconware Precision provides testing and assembly services for logic and mixed-signal semiconductors. Under the terms of the joint venture agreement between Mosel and Siliconware Precision regarding the operation of ChipMOS Taiwan, Siliconware Precision is entitled to nominate two of the seven board members of ChipMOS Taiwan. As of March 31, 2006, Siliconware Precision has one representative on ChipMOS Taiwan’s board of directors. As a result, conflicts of interest between this director’s duty to Siliconware Precision and to us may arise. We cannot assure you that when such conflicts of interest arise, this director will act completely in our interests or that conflicts of interest will be resolved in our favor. These conflicts may result in the loss by us of existing or potential customers to Siliconware Precision.

We depend on key personnel, and our revenue could decrease and our costs could increase if we lose their services.

We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to hire a substantially greater number of skilled employees in connection with our expansion plans. In particular, we depend on a number of skilled employees in connection with our LCD and other flat-panel display driver semiconductor testing and assembly services, and the competition for such employees in Taiwan and Mainland China is intense. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance for any of our executive officers nor do we have employment contracts with any of our executive officers or employees, and, as a result, none of our executive officers or employees is bound by any non-competition agreement. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could affect our ability to provide our services, resulting in reduced net revenue and earnings. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract additional personnel. As of March 31, 2006, 11% of the workforce at our facilities in Taiwan are foreign workers employed by us under work permits that are subject to government regulations on renewal and other terms. Consequently, if the regulations in Taiwan relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost, we may be unable to maintain or increase our level of services and may suffer reduced net revenue and earnings.

The ongoing criminal investigation involving Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline.

Mr. Shih-Jye Cheng, our chairman and chief executive officer, was indicted by the Taipei District Prosecutor’s Office in December 2005. Based upon information released by the Taipei District Prosecutor’s Office, the indictment alleges that Mr. Shih-Jye Cheng, as instructed by Mr. Hung-Chiu Hu, purchased repurchase notes on January 6, January 13, and January 28, 2004, respectively, from Founder Associates Limited, a British Virgin Islands Company, with an aggregate principal amount of approximately US$25 million, by using corporate funds from ChipMOS Taiwan and ThaiLin. The indictment further alleges that these repurchase notes were used as a cover to misuse the corporate funds of Mosel and its affiliated entities, including ChipMOS Taiwan and ThaiLin, in violation of ROC law. In addition, the indictment alleged that Mr. Hung-Chiu Hu and others were engaged in the insider trading of the securities of Mosel in violation of ROC law, while none of the current officers at ChipMOS Taiwan or ThaiLin was indicated in this regard.

On January 15, 2006, our board established a special committee solely comprised of Messrs.Yeong-Her Wang, Rong Hsu and Pierre Laflamme, three of the Company’s independent directors, to evaluate the circumstances surrounding the indictment by the Taipei District Prosecutor’s Office of Mr. Shih-Jye Cheng. The special committee has engaged Preston Gates & Ellis LLP as its independent international legal counsel and Baker & McKenzie as its independent ROC legal counsel, and Diwan, Ernst & Young as its accounting advisor to assist in its evaluation and provide recommendations as appropriate.

The legal counsels and accounting advisor to the special committee are currently in the process of finalizing an internal investigation and the Company is not in a position to estimate when the investigation will conclude, what recommendations the special committee will make and which of those recommendations will be adopted by our board of directors. If as a result of the outcome of the internal investigation by the special committee, or otherwise our board of directors decides that it is in the best interests of the Company that Mr. Shih-Jye Cheng no longer serves in all or some of his current capacities with us or our subsidiaries or if Mr. Shih-Jye Cheng resigns as a result of a final adverse judgment rendered against him by the court or otherwise, the Company would lose some or all of the services of Mr. Shih-Jye Cheng. Mr. Shih-Jye Cheng is very important to our current on-going business operations and our relationships with the customers and financing sources, and our loss of his services could materially and adversely affect the Company’s business, reputation and prospects and therefore cause our stock price to decline.

If we are required to make significant capital expenditures pursuant to our recent agreement with Spansion and we are unable to maintain, or be compensated in lieu of, a high capacity utilization rate for the equipment purchased, our business, financial condition and results of operations may be adversely affected.

In November 2005, we entered into an assembly and testing services agreement with Spansion. Under the agreement, ChipMOS Taiwan and Spansion will enter into one or more statements of work, pursuant to which ChipMOS Taiwan will install equipment in its facilities and reserve capacity for assembly and testing services for Spansion. Under the first statement of work, ChipMOS Taiwan has committed to purchase and install wafer sorting testers and probers for Spansion and Spansion has undertaken to compensate us for failure to sufficiently utilize wafer sorting testers and probers installed and qualified in accordance with the agreement. We currently anticipate, based on forecasts provided by Spansion, to incur additional capital expenditures of approximately US$110 million in 2006 to purchase wafer sorting testers and probers. If Spansion fails to purchase our services to ensure a high capacity utilization rate of the equipment or to provide the minimum agreed compensation, our results of operations may be adversely affected. Furthermore, our gross margins may be adversely affected during the implementation of any statement of work due to the incurrence of up front capital expenditures for the equipment before generating any significant revenue for services provided to Spansion. See “Item 10. Additional Information—Material Contracts.”

If we fail to obtain sufficient capital to purchase equipment meeting the forecasted capacity requirement under our agreement with Spansion, we will be in breach of the agreement.

Our current cash and cash equivalents, cash flow from operations and available credit facilities, based on the current rolling capacity forecasts provided by Spansion, is sufficient for us to purchase wafer sorting testers and probers as required under our agreement with Spansion through the end of 2006. In January 2006, we obtained a syndicated loan facility in the amount of NT$6 billion (US$183 million) from banks in Taiwan to fund part of the purchases required under our agreement with Spansion. For more information of the syndicated loan, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources.” However, any failure to obtain sufficient funding to meet Spansion’s future requirements under the agreement will cause us to be in breach of the agreement. If such breach constitutes a material breach, Spansion may terminate the agreement, including any applicable purchase order or statement of work, if such breach has not been cured within a certain period of time, and we may also be liable to Spansion for additional costs and expenses incurred by Spansion in procuring substitute services.

Risks Relating to Our Relationship with Mosel

Mosel exercises significant control over our company and could cause us to take actions that may not be, or refrain from taking actions that may be, in our best interest or the best interest of our other shareholders.

Mosel indirectly owned approximately 38.4% of our common shares as of March 31, 2006. As our largest shareholder, Mosel exercises significant control over all matters submitted to our shareholders for approval and other corporate actions, such as:

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

In April 2003, ChipMOS Taiwan purchased from third-party bondholders NT$570 million worth of index bonds due in 2003 of Mosel, as described in more detail in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Other Related Party Transactions—Mosel Vitelic Inc.” If we acquire debt or other securities of Mosel in the future, there can be no assurance that we will be able to resell such securities or otherwise recoup any or all of our money used to acquire them.

ChipMOS Taiwan entered into certain transactions that, if determined to have constituted impermissible financings or purchases of assets or equity of Mosel under ROC law, could result in the resignations of members of our management. As a result, our business operations could be disrupted and the market price of our shares could decline.

ROC law limits the ability of a company incorporated in Taiwan to purchase any equity interest in companies, directly or indirectly, holding more than 50% of its issued and outstanding voting securities or registered capital or to provide loans or other financing to any company. During 2002, ChipMOS Taiwan engaged in certain transactions as described in more detail in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Certain Transactions in 2002.” In addition, ChipMOS Taiwan purchased NT$242 million worth of Mosel shares in 2002. ChipMOS Taiwan disposed of NT$84 million of Mosel shares, in 2005. The market value of the remaining Mosel shares as of March 31, 2006 was approximately NT$17 million. See Notes 4 and 20 to our consolidated financial statements included in this annual report for details of the allowances for loss we have made in 2003, 2004 and 2005 against this and other short-term investments. Lee and Li, our ROC special counsel, has advised us that these transactions do not violate relevant ROC law provisions prohibiting a subsidiary from buying or taking collateral in shares of companies holding, directly or indirectly, more than 50% of its issued and outstanding voting securities or registered capital because Mosel’s indirect interest (calculated as the product of (a) Mosel’s percentage interest in ChipMOS Bermuda and (b) ChipMOS Bermuda’s percentage interest in ChipMOS Taiwan) in ChipMOS Taiwan was less than 50% and ChipMOS Bermuda is incorporated outside of Taiwan. However, we understand that there is no applicable judicial precedent and there is some doubt as to how a court would rule if presented with the situation.

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

On December 21, 2004, our board established a special investigation committee solely comprised of Messrs. Pierre Laflamme and Yeong-Her Wang, two of the Company’s independent directors. Concurrent with the establishment of the special investigation committee, our board requested the resignations of Mr. Hu and Mr. Miao, who subsequently resigned from our board on June 2, 2005 and June 8, 2005, respectively. Our board also accepted the resignation of Mr. Robert Ma Kam Fook on December 21, 2004. The special investigation committee engaged Ernst & Young, as its forensic accounting advisor and Baker & McKenzie as its legal advisor to review transactions that were similar in nature to the transactions that allegedly implicated Messrs. Hu, Miao and Ma at Pacific Electric as well as significant related party transactions between ChipMOS Bermuda, including its subsidiaries and affiliates, and Messrs. Hu, Miao and Ma and any companies or entities affiliated with any of them. The special investigation committee also engaged Hong Kong counsel.

On June 23, 2005, the special investigation committee presented its final report to our Board of Directors. The special investigation committee concluded that the review conducted by Ernst & Young and Baker & McKenzie did not reveal previously unknown information regarding losses suffered by ChipMOS Bermuda, other than a potential liability relating to a credit facility entered into with Trident (Asia) Investments Limited (“Trident”) and HSH Nordbank AG, Hong Kong Branch (“Nordbank”). The special investigation committee noted that total losses from transactions reviewed by it in the amount of NT$454 million (US$14 million), relating to impairment losses and realized losses of certain investments, were reflected in our 2002, 2003 and 2004 financial statements, and a potential decline in the value of our investment in respect of Ultima Technology Corp. (BVI). In 2005, we recognized an impairment loss of NT$188 million (US$6 million) as a result of the decline in the value of our investment in Ultima Technology Corp. (BVI). See Notes 4, 7 and 20 to our audited consolidated financial statements contained in this annual report and “Related Party Transactions.” For information regarding the credit facility, see “—ChipMOS Bermuda and ChipMOS Hong Kong may be held liable for outstanding loan balances drawn down by Trident as joint borrowers under a credit facility entered into with Nordbank.” The special investigation committee did not make any factual findings as to the business purpose of the transactions reviewed or as to persons at the Company responsible for such transactions. On August 26, 2005, our board dissolved the special investigation committee.

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

In January 2003, ChipMOS Bermuda, ChipMOS Hong Kong (formerly referred to as ChipMOS Far East) and Trident entered into a HK$150 million credit facility with Nordbank. ChipMOS Hong Kong borrowed funds under the facility in 2003 and repaid them in 2004, and ChipMOS Bermuda has never borrowed under this facility. According to information provided by Trident, the outstanding loan balance under the credit facility was approximately US$2.3 million as of March 31, 2006. On November 18, 2004, ChipMOS Bermuda and ChipMOS Hong Kong sent letters to Nordbank seeking to terminate the credit facility. By letter dated March 21, 2005, Nordbank confirmed receipt of the letters. Nonetheless, as a joint-borrower under the credit facility, there may be a risk that the Company may be found liable for any unpaid balances of Trident due under the credit facility. In April 2006, ChipMOS Bermuda and ChipMOS Hong Kong received an Amended Writ of Summons and Statement of Claim from Pacific Electric, alleging that certain properties held in trust for Pacific Electric were improperly used to secure the Nordbank credit facility without Pacific Electric’s consent, and that Nordbank’s security interests in such properties are therefore null and void or otherwise unenforceable. We are currently in process of engaging Hong Kong counsel to evaluate the merits of Pacific Electric’s claims as they may relate to us.

Potential conflicts of interest with our major shareholder and its affiliates may cause us to turn down orders from other customers.

As of March 31, 2006, Mosel indirectly held a 38.4% interest in us through its wholly-owned subsidiary Giant Haven Investments Ltd., and its subsidiary Mou-Fu Investment Ltd. Its affiliate, ProMOS, in which Mosel held a 17.3% interest as of March 31, 2006, designs and manufactures DRAM.

Mosel, with its significant ownership interest in us, has the ability to influence our major business decisions, including the allocation of testing and assembly service capacities and the development of our testing and assembly technologies. Mosel’s involvement in the semiconductor business may lead to conflicts of interest in providing testing and assembly services to our other customers. Such a situation could damage our relationship with our other customers and could encourage them to divert their business with us to our competitors. In addition, one of our directors also acts as a director of Mosel. As a result, conflicts of interest between this director’s duty to Mosel and us may arise. For an example of such a conflict of interest, see “—Risks Relating to Countries in Which We Conduct Operations—The investment in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel as a result of any violation of ROC laws may cause Mosel to decrease its ownership in us significantly or cause Mosel to take other actions that may not be in the best interest of our other shareholders.” We cannot give any assurances that when conflicts of interest arise, Mosel’s director on our board will act in our interests, or that conflicts of interest will be resolved in our favor. These conflicts may result in the loss of existing or potential customers.

Any decision by Mosel to pledge or sell its interests in us could result in a change of control in our company and could cause our stock price to decline.

In order to raise funds, Mosel may decide to pledge or sell our common shares to obtain additional capital. Any pledge or sale of our common shares by Mosel could result in a change of control in our company and could affect the market price of our common shares or any securities convertible for, or exchangable into, our common shares, including our outstanding convertible notes. We have included 8,000,000 common shares held by Mosel in our Registration Statement on Form F-3 filed on December 9, 2005. Mosel may sell any or all of such common shares at any time. In addition to any sale pursuant to the Registration Statement on Form F-3, Mosel may be able to sell, in any three month period, such number of common shares up to the greater of (i) one percent of our outstanding common shares or (ii) the average weekly trading volume of our common shares as reported on the Nasdaq stock market during the four calendar weeks prior to any such sales pursuant to Rule 144 under the U.S. Securities Act.

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

ROC laws and regulations generally prohibit investment by ROC entities in Mainland China in most aspects of the semiconductor testing and assembly industry. Investment is defined for this purpose to mean:

•	establishing a new company or enterprise in Mainland China;

•	increasing one’s equity interest in an existing company or enterprise in Mainland China;

•	acquiring shares of an existing company or enterprise in Mainland China (other than shares of publicly traded companies, acquisition of which is prohibited under current policy of the Investment Commission of the ROC Ministry of Economic Affairs); or

•	establishing or expanding a branch office in Mainland China.

We provide our services in Mainland China through ChipMOS Shanghai, a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Modern Mind. Modern Mind is a company incorporated under the laws of the British Virgin Islands and is wholly owned by Jesper Limited, a company incorporated under the laws of the British Virgin Islands. While we do not own any equity interest in Modern Mind, we control Modern Mind through our ownership of a convertible note issued by Modern Mind, convertible into common shares with a controlling equity interest in Modern Mind at a conversion rate of one common share of Modern Mind for every US$1.00 if repayment is not made when due. Under accounting principles that are applicable to us, Modern Mind is our controlled consolidated subsidiary. In addition, we have obtained from Jesper Limited an irrevocable option to acquire the common shares of Modern Mind then owned by Jesper Limited. Payment under the demand notes is fully and unconditionally guaranteed by Jesper Limited and secured by a security interest in the entire equity interest in Modern Mind and ChipMOS Shanghai. We have also entered into other contractual arrangements with regard to ChipMOS Shanghai. Please see “Item 4. Information on the Company—Our Structure and History—MODERN MIND TECHNOLOGY LIMITED and ChipMOS TECHNOLOGIES (Shanghai) LTD.” for further details on these contractual arrangements.

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

In addition, under current applicable ROC regulations, if a company incorporated in the ROC has directly or indirectly invested in a company incorporated outside of the ROC and has controlling power over the management and operations of that non-ROC company, an investment by the non-ROC company in the PRC will constitute an investment by the ROC shareholder that is subject to ROC laws and regulations. As a result, for the purposes of these regulations, any investment (within the meaning of the ROC laws regulating investments in Mainland China) by ChipMOS Bermuda in ChipMOS Shanghai may be deemed to be an investment in Mainland China by Mosel, if Mosel is determined to have controlling power over our management and operations. While the regulations do not define what constitutes “controlling power over management and operations,” we understand from our ROC special counsel, Lee and Li, that, due to Mosel’s equity interest in us and representative on our Board of Directors, any conversion of the convertible notes or demand notes into shares of

Modern Mind or other acquisition of shares of Modern Mind or ChipMOS Shanghai by ChipMOS Bermuda may be deemed an investment in Mainland China by Mosel and require approval by the Investment Commission of the ROC Ministry of Economic Affairs, or the Investment Commission, and be subject to the prohibitions described in the first paragraph of this risk factor. As a result, so long as Mosel is deemed to have controlling power over ChipMOS Bermuda’s management and operations, ChipMOS Bermuda may have to choose not to convert its convertible notes or demand notes into common shares of Modern Mind in order to avoid any violations by Mosel under these regulations. As a result, any significant ownership of our common shares by Mosel could materially and adversely restrict our ability and flexibility in structuring our investment in Mainland China and thereby affect our business prospects.

If Mosel were determined to be in violation of the applicable ROC laws and regulations governing investments in Mainland China, Mosel may be ordered by the Investment Commission to cease such investment activities in Mainland China within a specified period of time and may be subject to a fine of between NT$50 thousand and NT$25 million. Mosel could comply with the order of the Investment Commission either by causing us to terminate our investment activities in Mainland China or by taking actions that will cause Mosel to cease having controlling power over our management and operations. If Mosel does not comply with the order of the Investment Commission, the ROC government can impose on the chairman of Mosel up to two years’ imprisonment, a fine of up to NT$25 million, or both. We cannot provide any assurance that any actions taken by Mosel to address any orders by the Investment Commission will be in the best interest of our other shareholders. See “—Risks Relating to Our Relationship with Mosel—Potential conflicts of interest with our major shareholder and its affiliates may cause us to turn down orders from other customers.” Any termination or disposal of ChipMOS Shanghai’s operations in Mainland China could have a material adverse effect on our financial condition, results of operations or prospects, as well as the market price of our common shares.

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

ROC laws and regulations prohibit any transfer of semiconductor testing and assembly technologies to any person or entity located in Mainland China, except for investments involving certain low-end semiconductor testing and assembly technologies, such as conventional wire bond assembly technology, if certain requirements are met. The ROC Ministry of Economic Affairs has the ultimate administrative authority in interpreting such laws and regulations. Under a technology transfer agreement, dated August 1, 2002, ChipMOS Bermuda licensed to ChipMOS Shanghai testing and assembly-related technologies that ChipMOS Bermuda controlled at that time, which included technologies that ChipMOS Bermuda had licensed from ChipMOS Taiwan. ChipMOS Bermuda also provided technical support and consulting services under this agreement to ChipMOS Shanghai. On April 7, 2004, ChipMOS Bermuda entered into an assignment agreement with ChipMOS Taiwan, pursuant to which ChipMOS Taiwan transferred all of the technologies it owned to ChipMOS Bermuda, including those previously licensed to ChipMOS Bermuda. ChipMOS Bermuda will continue to license such technologies to ChipMOS Shanghai pursuant to the above mentioned technology transfer agreement dated August 1, 2002.

In the opinion of Lee and Li, our ROC special counsel, our technology transfer arrangements after April 7, 2004 as described above are in compliance with all applicable ROC laws and regulations. However, substantial uncertainties regarding the interpretation and application of those laws and regulations exist. Accordingly, we cannot assure you that ROC regulatory authorities will not take a view contrary to the opinion of our ROC special counsel. If ChipMOS Taiwan were determined to be in violation of applicable ROC laws and regulations governing technology cooperation with PRC persons and entities, ChipMOS Taiwan may be ordered by the Investment Commission to terminate such activity within a specified period of time and may be subject to a fine of between NT$50 thousand and NT$25 million. In addition, if ChipMOS Taiwan does not comply with the order of the Investment Commission, the ROC government can impose on the chairman of ChipMOS Taiwan up to two years’ imprisonment, a fine of up to NT$25 million, or both. Any termination of our current technology transfer to ChipMOS Shanghai could materially adversely affect our Mainland China operations and our financial condition, results of operations or prospects, as well as the market price of our common shares.

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

We conduct almost all of our operations through companies that we do not fully own. For example, almost all of our current consolidated operations are conducted through ChipMOS Taiwan, our 70.4% subsidiary, as of March 31, 2006, and ChipMOS Shanghai, in which we exercise control without holding any direct or indirect equity interest. We also conduct other activities through our affiliated entities. In accordance with the various laws of the relevant jurisdictions in which our subsidiaries and affiliates are organized, each of our subsidiaries and affiliates and their respective directors owe various duties to their respective shareholders. As a result, the actions we wish our subsidiaries or affiliates to take could be in conflict with their or their directors’ legal duties owed to their other shareholders. When those conflicts arise, our ability to cause our subsidiaries or affiliates to take the action we desire may be limited.

Any future outbreak of avian influenza, severe acute respiratory syndrome or other new or unusual diseases may materially affect our operations and business.

An outbreak of a contagious disease such as avian influenza or severe acute respiratory syndrome, for which there is inadequate treatment or no known cure or vaccine, may potentially result in a quarantine of infected employees and related persons, and adversely affect our operations at one or more of our facilities or the operations of our customers or suppliers. We cannot predict at this time the impact any future outbreak could have on our business and results of operations.

Strained relations between the Republic of China and the People’s Republic of China could negatively affect our business and the market price of our shares.

Our principal executive offices and most of our testing and assembly facilities are located in Taiwan. The ROC has a unique international political status. The PRC government regards Taiwan as a renegade province and does not recognize the legitimacy of the ROC. Although significant economic and cultural relations have been established during recent years between the ROC and the PRC, relations have often been strained. In March 2005, the PRC government enacted an “Anti-Secession Law” codifying its policy of retaining the right to use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by the ROC to accept the PRC’s stated “one China” policy. In February 2006, Taiwan President Chen Shui-bian announced the termination of the operation of the National Unification Council and the Guidelines for National Unification that set the unification with the PRC as the only and ultimate goal of Taiwan. Such an announcement may strain Taiwan and PRC relations. Past developments in relations between the ROC and the PRC have on occasion depressed the market prices of the securities of Taiwanese or Taiwan related companies, including our own. Relations between the ROC and the PRC and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common shares.

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

Taiwan is particularly susceptible to earthquakes and typhoons. For example, in late 1999, Taiwan suffered severe earthquakes that caused significant property damage and loss of life, particularly in the central part of Taiwan. These earthquakes damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. We experienced NT$1 million in damages to our machinery and equipment, NT$6 million in damages to our facilities, NT$1 million in damages to our inventory and five days of delay in our production schedule as a result of these earthquakes.

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

Our bye-laws provide that our board of directors is divided into three classes of directors, each class to be re-elected only once every three years. As a result, shareholders would not generally be able to replace a majority of the directors until after two annual general meetings. In addition, any extraordinary corporate transaction such as a merger, amalgamation or consolidation, or a sale or transfer of all or substantially all of our assets, cannot be done without the approval of shareholders representing 70% of all votes present at a general meeting called to consider such extraordinary transaction. These provisions may increase the difficulty faced by a party which seeks to acquire control of our board or to approve an extraordinary transaction.

Future sales or issuance of common shares by us or our current shareholders could depress our share price and you may suffer dilution.

Sales of substantial amounts of shares in the public market, or the perception that future sales may occur, could depress the prevailing market price of our shares. As of March 31, 2006, we had approximately 68 million shares outstanding, approximately 36 million shares of which are currently freely tradeable within the United States without restriction or further registration under the Securities Act of 1933. In July 2004, we issued 7,000,000 common shares pursuant to a registration statement filed on May 21, 2004. In November 2004, we issued US$85 million of convertible notes in a private offering outside of the United States, in December 2004, we repurchased and cancelled US$699 thousand of those convertible notes and in November 2005, we adjusted the conversion price of our convertible notes from US$7.85 to US$6.28 pursuant to the terms of the convertible notes. On December 9, 2005, we filed a shelf registration statement, pursuant to which we may offer up to approximately US$194 million of additional common shares or debt securities which may be convertible into common shares and pursuant to which Mosel may sell up to 8,000,000 common shares at any time. In addition to any sale pursuant to the Registration Statement on Form F-3, Mosel may be able to sell, in any three month period, such number of common shares up to the greater of (i) one percent of our outstanding common shares or (ii) the average weekly trading volume of our common shares as reported on the Nasdaq stock market during the four calendar weeks prior to any such sales pursuant to Rule 144 under the U.S. Securities Act. We plan to issue, from time to time, additional shares in connection with employee compensation and to finance possible future capital expenditures, investments or acquisitions. The issuance of additional shares may have a dilutive effect on other shareholders and may cause the price of our common shares to decrease. See “Item 6. Directors, Senior Management and Employees—Employees—Share Option Plan” for a discussion of the Share Option Plan that we have adopted for the benefit of all of our directors, officers, employees and consultants.

In addition, the indictment relating to Mr. Hu alleges that embezzled funds were used in investments by PacMOS Technologies Holdings Limited, which, as of March 31, 2006, owned 5.5% of our outstanding common shares. As a result, PacMOS may be ordered by relevant authorities to dispose of its investments made with any embezzled funds, which may result in a sale of our shares by PacMOS. A sale of a significant number of our shares by PacMOS or our other current shareholders could depress our share price.

Conversion of the notes will dilute the ownership interest of existing shareholders and future issuances of our securities could dilute your ownership.

In November 2004, we issued US$85 million (NT$2,788 million) of convertible notes due 2009, which bear interest at an annual rate of 1.75%. As of November 3, 2005, the notes are convertible into our common shares at a conversion price of US$6.28, which was adjusted from the initial conversion price of US$7.85 pursuant to the terms of the convertible notes. The conversion of some or all of the convertible notes will dilute the ownership interest of existing shareholders. Any sales in the public market of the common shares issuable upon such conversion could adversely affect prevailing market prices of our common shares. In addition, the existence of the convertible notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common shares. As of March 31, 2006, no conversion of the convertible notes had taken place.

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

Memory Semiconductor Market

The memory market is expected to grow as memory content in consumer electronics and PC applications increases due to increasing operating system requirements, increasing use of graphics in gaming and other applications, continued growth of broadband content and a transition to 64-bit PC architecture. The memory market is dominated by two segments—DRAM and flash memory. Growth in the DRAM market is expected to be driven by an increase in PC unit shipments, wireless handsets that use multi-chip packages and the introduction of new DRAM technology. The flash memory market is expected to continue to experience strong growth due to increasing memory requirements for cellular handsets, digital cameras and digital audio and video devices.

LCD and Other Flat-Panel Display Driver Semiconductor Market

Flat-panel displays are used in applications such as PC monitors, notebook computers, television sets, cellular handsets and digital cameras. Thin-film-transistor LCDs, or TFT-LCDs, account for about three-fourths of the flat-panel display market. We currently expect the market for LCD and other flat-panel display driver semiconductors to grow significantly due to increasing demand for flat-panel displays.

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

Mainland China has emerged as a similarly attractive location for outsourced semiconductor manufacturing. Mainland China is an attractive manufacturing location for electronic products because companies can take advantage of a well-educated yet low-cost labor force, cost savings due to tax benefits and a large domestic market. These factors have driven a rapid relocation of much of the electronics industry manufacturing and supply chain to Mainland China. An increasing number of global electronic systems manufacturers and contract manufacturers are relocating production facilities to Mainland China. We believe that these electronic product manufacturers and contract manufacturers will source an increasing portion of their demand for semiconductors from semiconductor suppliers located in Mainland China in order to reduce production cycle times, decrease costs, simplify supply chain logistics and meet local content requirements. In line with this trend, we have in recent years expanded our operations in Mainland China.

Overview of the Company

We provide a broad range of back-end testing services, including engineering testing, wafer probing and final testing of memory and mixed-signal semiconductors. We also offer a broad selection of leadframe-based and organic substrate-based package assembly services for memory and mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. In addition, we provide gold bumping, testing and assembly services for LCD and other flat-panel display driver semiconductors by employing tape carrier package, or TCP, chip-on-film, or COF, and chip-on-glass, or COG, technologies. We also provide semiconductor turnkey services by purchasing fabricated wafers and then selling tested and assembled semiconductors, primarily memory products.

Semiconductors tested and assembled by us are used in personal computers, graphics applications, such as game consoles and personal digital assistants, or PDAs, communications equipment, such as cellular handsets, and consumer electronic products and display applications, such as flat-panel displays. In 2005, 43% of our net revenue was derived from testing services for memory and mixed-signal semiconductors, 37% from assembly services for memory and mixed-signal semiconductors, and 20% from LCD and other flat-panel display driver semiconductor testing and assembly services.

Our Structure and History

We are a holding company, incorporated in August 2000 under the Companies Act 1981 of Bermuda. We provide most of our services in Taiwan through our majority-owned subsidiary, ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan, and its subsidiaries and investees. We also provide services in Mainland China through ChipMOS TECHNOLOGIES (Shanghai) LTD., or ChipMOS Shanghai, a wholly-owned subsidiary of MODERN MIND TECHNOLOGY LIMITED, or Modern Mind, which is one of our controlled consolidated subsidiaries. As of March 31, 2006, Mosel Vitelic Inc., or Mosel, indirectly owned approximately 38.4% of our common shares.

The following chart illustrates our corporate structure and our equity interest in each of our principal subsidiaries and affiliates as of March 31, 2006.(1)

(1)	Under ROC Financial Accounting Standards and the regulations of the Taiwan Securities and Futures Bureau, we are required to consolidate the financial results of any subsidiaries in which we hold a controlling interest or voting interest in excess of 50%. In 2003, we consolidated the financial results of ChipMOS Taiwan, ChipMOS Japan, ChipMOS USA, ChipMOS TECHNOLOGIES (H.K.) Limited, Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai, and ThaiLin. From January 12 and 28, 2004, onwards, we also consolidated the financial results of Advanced Micro Chip Technology Co., Ltd. (which was liquidated in October 2004) and ChipMOS Logic (which was merged into ThaiLin in December 2005), respectively, and from April 1, 2004, onwards, we also consolidated the financial results of Chantek (which was merged into ChipMOS Taiwan in November 2005). Starting from April 30, 2004, our financial results also included the financial results of WWT, which was subsequently merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and transferred back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(2)	As of March 31, 2006, 3,899,999 shares of ChipMOS Hong Kong (formerly ChipMOS Far East Limited) were issued to us and one share was issued to Shih-Jye Cheng, our chairman and chief executive officer, representing 100% of the then issued share capital of ChipMOS Hong Kong. Shih-Jye Cheng holds the one share issued to him as trustee for and on behalf of our company.
(3)	We control Modern Mind through our ownership of a convertible note issued by Modern Mind that may be converted into a controlling equity interest in Modern Mind. We do not currently own any equity interest in Modern Mind. ChipMOS Shanghai is a wholly-owned subsidiary of Modern Mind.

Below is a description of our principal consolidated subsidiaries:

ChipMOS TECHNOLOGIES INC. ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan, was incorporated in Taiwan in July 1997 as a joint venture company of Mosel and Siliconware Precision and with the participation of other investors. Its operations consist of the testing and assembly of semiconductors as well as gold bumping and memory module manufacturing. ChipMOS Taiwan also provides testing and assembly services on a turnkey basis, which entails ChipMOS Taiwan purchasing fabricated wafers and then selling tested and assembled semiconductors. We acquired our interest in ChipMOS Taiwan by issuing our common shares to ChipMOS Taiwan’s shareholders in exchange for their 70.3% shareholding in ChipMOS Taiwan in January 2001. In October 2001, ChipMOS Taiwan issued 6,911,732 common shares as employee bonuses. In December 2002, we issued 531,175 common shares in exchange for 5,633,442 ChipMOS Taiwan common shares held by these employees.

On June 16, 2005, ChipMOS Taiwan and Chantek, a 68.0% subsidiary of ChipMOS Taiwan, agreed to merge in a stock-for-stock transaction. Under the merger agreement, as amended on September 2, 2005, shareholders of Chantek (other than ChipMOS Taiwan) were entitled to elect to receive cash or ChipMOS Taiwan shares in exchange for their Chantek shares at the ratio of 3.6 to 1. As a result, ChipMOS Taiwan paid NT$81 million in cash and issued 6 million shares to Chantek shareholders pursuant to the merger agreement. The transaction closed on November 21, 2005. As of March 31, 2006, we held 70.4% of the outstanding common shares of ChipMOS Taiwan and Siliconware Precision held 28.8%.

ChipMOS TECHNOLOGIES (H.K.) Limited. ChipMOS TECHNOLOGIES (H.K.) Limited, or ChipMOS Hong Kong (formerly ChipMOS Far East Limited), was incorporated in Hong Kong in November 2002. It is engaged in financial management and marketing and sales. Effective May 31, 2005, the name of ChipMOS Far East Limited was changed to ChipMOS TECHNOLOGIES (H.K.) Limited. As of March 31, 2006, we held 100% of the outstanding common shares of ChipMOS Hong Kong.

MODERN MIND TECHNOLOGY LIMITED and ChipMOS TECHNOLOGIES (Shanghai) LTD. Modern Mind was incorporated in the British Virgin Islands in January 2002. Modern Mind conducts its operations through ChipMOS Shanghai, a wholly-owned subsidiary incorporated in Mainland China in June 2002. ChipMOS Shanghai is engaged in wafer testing and semiconductor assembly and testing. We acquired a 100% equity interest in Modern Mind on December 12, 2002, and then transferred it to Jesper Limited on December 31, 2002. In 2003, we acquired from Jesper Limited a convertible note in the amount of US$37.5 million issued by Modern Mind that may be converted into a controlling equity interest in Modern Mind at a conversion rate of one ordinary share of Modern Mind for every US$1.00 if the repayment is not made when due. In 2004, we restructured our control of ChipMOS Shanghai and our Mainland China operations. On July 29, 2004, we replaced the US$37.5 million convertible note previously issued by Modern Mind in its entirety with a US$62.8 million demand note issued by Modern Mind, with the difference representing a US$25 million loan that we extended to Modern Mind from the net proceeds of our July 2004 offering of common shares. In addition, we extended a loan in the aggregate amount of US$50 million to Modern Mind from the net proceeds of our November 2004 convertible debt offering in exchange for demand notes issued by Modern Mind in the same aggregate amount. As of March 31, 2006, the aggregate amount of total loans we extended to Modern Mind was US$112.8 million. The demand notes are convertible at any time into common shares representing, immediately after the conversion, almost 100% of the then outstanding common shares of Modern Mind at a conversion rate of US$1.00 for each common share of Modern Mind. Payment under the demand notes are fully and unconditionally guaranteed by Jesper Limited and secured by a security interest in the entire equity interest in Modern Mind and ChipMOS Shanghai. We have obtained from Jesper Limited an irrevocable option to acquire at any time the common shares of Modern Mind then owned by Jesper Limited.

In addition, on April 22, 2004, ChipMOS Hong Kong and ChipMOS Shanghai entered into an exclusive services agreement, pursuant to which ChipMOS Shanghai will provide its services exclusively to ChipMOS Hong Kong or customers designated by ChipMOS Hong Kong. Under the exclusive services agreement, ChipMOS Hong Kong will purchase and consign to ChipMOS Shanghai all of the equipment required to render those services. The exclusive services agreement has a term of ten years which is automatically renewable for an additional ten-year period unless either party provides written notice of intention to terminate at least 30 days prior to the expiration of such ten-year term. In addition, ChipMOS Hong Kong may terminate the exclusive services agreement at any time by giving 30 days’ prior written notice.

See “Item 3. Key Information—Risk Factors—Risks Relating to Countries in Which We Conduct Operations—The investments in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel as a result of any violation of ROC laws may cause Mosel to decrease its ownership in us significantly or cause Mosel to take other actions that may not be in the best interest of our other shareholders” and “Item 3. Key Information—Risk Factors—Risks Relating to Countries in Which We Conduct Operations—Our current ownership structure and contractual arrangements with Jesper Limited, Modern Mind and ChipMOS Shanghai may not be effective in providing operational control of our Mainland China operations” for risks associated with our investment in Mainland China and these contractual arrangements.

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

On August 15, 2005, ThaiLin entered into a merger agreement with ChipMOS Logic, whereby ChipMOS Logic agreed to be merged into ThaiLin, with ThaiLin as surviving entity. Under the merger agreement, shareholders of ChipMOS Logic received one common share of ThaiLin in exchange for 2.8 common shares of ChipMOS Logic. The transaction closed on December 1, 2005.

As of March 31, 2006, ChipMOS Taiwan held a 34.6% interest in ThaiLin. Mr. S.J. Cheng, our chairman and chief executive officer and the director and chairman of ChipMOS Taiwan, is also a director and the chairman of ThaiLin. In addition, four of the seven directors of ThaiLin are appointed by ChipMOS Taiwan.

Advanced Micro Chip Technology Co., Ltd. AMCT was incorporated in Taiwan in March 2000. It provided gold bumping services, which are used in connection with the assembly of LCD and other flat-panel display driver semiconductors. In February 2003, ChipMOS Taiwan acquired a 23.1% interest in AMCT and increased its ownership during 2003 to 30.8% as of December 31, 2003. ChipMOS Taiwan purchased additional interests in AMCT in January, February and March 2004. As a result, ChipMOS Taiwan held a 99.7% equity interest in AMCT as of April 30, 2004. ChipMOS Taiwan completed the integration of all of AMCT’s business operations into ChipMOS Taiwan in April 2004 and completed the liquidation of AMCT in October 2004.

CHANTEK ELECTRONIC CO., LTD. Chantek was incorporated in Taiwan in May 1989 and was listed on the GreTai Securities Market in Taiwan until November 16, 2005. It provides semiconductor assembly services for low-density volatile and non-volatile memory semiconductors, consumer semiconductors and microcontroller semiconductors. ChipMOS Taiwan acquired its ownership interest in Chantek in September 2002.

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

On November 21, 2005, Chantek was merged into ChipMOS Taiwan, with ChipMOS Taiwan as the surviving entity. For additional information regarding the merger agreement, see “—ChipMOS TECHNOLOGIES INC.” above.

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

On December 1, 2005, ChipMOS Logic was merged into ThaiLin, with ThaiLin as the surviving entity. For additional information regarding the merger agreement, see “—ThaiLin Semiconductor Corp.” above.

First Semiconductor Technology, Inc. First Semiconductor Technology, Inc. was incorporated in the United States of America in June 1998 and engages in IC logic testing services. ChipMOS Taiwan acquired a 67.8% ownership interest in First Semiconductor Technology, Inc. on November 1, 2004 in connection with the purchase of certain assets and equipment from First International Computer Testing and Assembly, and transferred this interest to First Semiconductor Technology, Inc. on April 29, 2005 pursuant to a share repurchase agreement.

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

Focus on Providing Our Services to the High-Growth Segments of the Semiconductor Industry.

We intend to continue our focus on developing and providing advanced testing and assembly services for high-growth segments of the semiconductor industry, such as memory, mixed-signal and LCD and other flat-panel display driver semiconductors. In 2005, our revenue from testing and assembly of semiconductors for these segments accounted for 100% of our net revenue. We believe that our investments in equipment and research and development in some of these areas allow us to offer a differentiated service from our competition. In order to continue to benefit from the expected growth in these segments, we intend to continue to invest in capacity to meet the testing and assembly requirements of these key semiconductor market segments.

Continue to Invest in the Research and Development of Advanced Testing and Assembly Technologies.

We believe that our ability to provide progressively more advanced testing and assembly services to customers is critical to our business. In addition, advanced semiconductor testing and assembly services typically generate higher margins due to the greater expertise required and the more sophisticated technologies used. We will continue to invest in the research and development of advanced testing and assembly technologies. For example, we are expanding our capabilities in fine-pitch BGA and the testing and assembly of COFs. We have also introduced fine-pitch COF based on our proprietary technology and COG testing and assembly services for LCD and other flat-panel display driver semiconductors.

In addition, we will continue to pursue the development of new testing and assembly technologies jointly with domestic and foreign research institutions and universities. We expect to focus our research and development efforts in the following areas:

•	developing new software conversion programs to increase the capabilities of our testers;

•	developing technologies for wafer-level burn-in and testing before assembly;

•	developing advanced assembly technologies for high speed memory devices;

•	developing fine-pitch bumping, chip probing and bonding technologies for LCD drivers;

•	improving manufacturing yields for new assembly technologies;

•	developing environmentally friendly assembly services that focus on eliminating the lead and halogen elements from the materials employed in the package and reducing the toxicity of gaseous chemical wastes; and

•	implementation of radio frequency identification (RFID) on wafer probing process.

In 2005, we spent approximately 2% of our net revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of March 31, 2006, our research and development team comprised 225 persons.

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

Expand Our Offering of Vertically Integrated Services.

We believe that one of our competitive strengths is our ability to provide vertically integrated services to our customers. Vertically integrated services consist of the integrated testing, assembly and direct shipment of semiconductors to end-users designated by our customers. Providing vertically integrated services enables us to shorten lead times for our customers. As time-to-market and cost increasingly become sources of competitive advantage for our customers, they increasingly value our ability to provide them with comprehensive back-end services. Through ChipMOS Taiwan, ThaiLin and ChipMOS Shanghai, we are able to offer vertically integrated services for a broad range of products, including memory, mixed-signal and LCD and other flat-panel display driver semiconductors. We believe that these affiliations, which offer complementary technologies, products and services as well as additional capacity, will continue to enhance our own development and expansion efforts into new and high-growth markets. We intend to establish new alliances with leading companies and, if suitable opportunities arise, engage in merger and acquisition activities that will further expand the services we can provide.

Focus on Increasing Sales through Long-Term Agreements with New and Existing Customers.

From time to time, we strategically agree to commit a portion of our testing and assembly capacity to certain of our customers. We intend to enter into long-term capacity agreements with more of our existing customers, as well as diversify our customer base by entering into long-term agreements with new customers. The customers we currently have long-term agreements with include ProMOS, DenMOS, Himax, Novatek and Oki. See “—Customers” below for a more detailed discussion of these long-term agreements. In addition, we have entered into an assembly and testing services agreement with Spansion, pursuant to which we agreed to install equipment and reserve capacity for wafer sorting services for Spansion and Spansion undertakes to compensate us for failure to sufficiently utilize equipment installed and qualified in accordance with the agreement. The initial term of the first statement of work is three years from the date of installation of the relevant equipment. For more information on the agreement with Spansion, see “Item 10. Additional Information—Material Contracts”. We believe that these long-term agreements help to insulate us from volatility in our capacity utilization rates and help us develop close relationships with our customers. As of March 31, 2006, 34% of our total current capacity was reserved under these long-term agreements.

Principal Products and Services

The following table presents, for the periods shown, revenue by service segment as a percentage of our net revenue.

	Year ended December 31,
	2003(1)	2004(2)	2005
Testing
Memory testing revenue	32.1%	36.5%	39.4%
Mixed-signal testing revenue	2.9	3.5	3.1
Total testing revenue	35.0	40.0	42.5
Assembly
Memory assembly revenue	29.9	34.1	33.9
Mixed-signal assembly revenue	0.3	4.4	3.2
Total assembly revenue	30.2	38.5	37.1
LCD and other flat-panel display driver semiconductor testing and assembly revenue	18.7	18.3	20.4
Semiconductor turnkey revenue(3)	16.1	3.2	—

Total net revenue	100.0%	100.0%	100.0%

(1)	Beginning as of December 1, 2003, we consolidated the financial results of ThaiLin.
(2)	Beginning as of January 12 and 28, 2004, and April 1, 2004, we consolidated the financial results of AMCT (which was liquidated in October 2004), ChipMOS Logic and Chantek, respectively. Starting from April 30, 2004, our financial results also included the financial results of WWT, which was subsequently merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and transferred back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(3)	In 2003, includes trading revenue generated by ChipMOS Hong Kong.

Memory and Mixed-Signal Semiconductors

Testing

We provide testing services for memory and mixed-signal semiconductors:

Memory. We provide testing services for a variety of memory semiconductors, such as SRAM, DRAM and flash memory. To speed up the time-consuming process of memory product testing, we provide multi-site testing, which can test up to 256 devices simultaneously. The memory semiconductors we test are used primarily in personal notebook computers and handheld consumer electronic devices and wireless communication devices.

Mixed-Signal. We conduct tests on a wide variety of mixed-signal semiconductors, with lead counts ranging from the single digits to over 1024 and operating frequencies of up to 600 MHz. The semiconductors we test include those used for networking and wireless communications, data communications, graphics and disk controllers for home entertainment and personal computer applications. We also test a variety of application specific integrated circuits, or ASICs, for applications such as cellular handsets, digital still cameras and personal digital assistants.

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

Assembly

Our assembly services generally involve the following steps:

Wafer Lapping	The wafers are ground to their required thickness.

Die Saw	Wafers are cut into individual dies, or chips, in preparation for the die-attach process.

Die Attach	Each individual die is attached to the leadframe or substrate.

Wire Bonding	Using gold wires, the I/O pads on the die are connected to the package inner leads.

Molding	The die and wires are encapsulated to provide physical support and protection.

Marking	Each individual package is marked to provide product identification.

Dejunking and Trimming	Mold flash is removed from between the lead shoulders through dejunking, and the dambar is cut during the trimming process.

Electrical Plating	A solderable coating is added to the package leads to prevent oxidization and to keep solder wettability of the package leads.

Forming/Singulation	Forming involves the proper configuration of the device packages leads, and singulation separates the packages from each other.

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

Package	Lead-count	Description	End-User Applications
Plastic Dual-in-line Package (PDIP)	16-56	Package with insertion leads on longer sides used in consumer electronics products	Electronic games, monitors, copiers, printers, audio and video products, personal computers

Thin Small Outline Package I (TSOP I)	28-48	Designed for high volume production of low lead-count memory devices, including flash memory, SRAM and MROM	Notebook computers, personal computers, still and video cameras and standard connections for peripherals for computers

Thin Small Outline Package II (TSOP II)	24-86	Designed for memory devices, including flash memory, SRAM, SDRAM and DDR DRAM	Disk drives, recordable optical disk drives, audio and video products, consumer electronics, communication products

Quad Flat Package (QFP)	44-208	Flat structure with 4-sided peripheral leads designed for SRAM, graphic processors, personal computer chipsets and mixed-signal devices	Wireless communication products, notebook computers, personal computers, consumer electronics

Quad Flat No Lead (QFN)	32	A leadframe based package with the lead pad on the bottom to provide interconnection to printed circuit board with smaller size and better electrical connection comparing to QFP package	Wireless communication products, notebook computers, PDAs, consumer electronics

Package	Lead-count	Description	End-User Applications
Low-Profile Quad Flat Package (LQFP)	48-128	Low-profile and light weight package designed for ASICs, digital signal processors, microprocessors/controllers, graphics processors, gate arrays, SSRAM, SDRAM, personal computer chipsets and mixed-signal devices	Wireless communication products, notebook computers, digital cameras, cordless/radio frequency devices

Thin Quad Flat Package (TQFP)	44-128	Designed for lightweight portable electronics requiring broad performance characteristics and mixed-signal devices	Notebook computers, personal computers, disk drives, office equipment, audio and video products and wireless communication products

Small Outline Package (SOP)	8-44	Designed for low lead-count memory and logic semiconductors, including SRAM and micro-controller units	Personal computers, consumer electronics, audio and video products, communication products

Multi-Chip Package (TSOP with organic substrate)	24-86	Our patented design for memory devices, including SRAM, DRAM and SDRAM	Notebook computers, personal computers, disk drives, audio and video products, consumer products, communication products

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

The BGA format solves this problem by effectively creating external terminals on the bottom of the package in the form of small bumps or balls. These balls are evenly distributed across the entire bottom surface of the package, allowing greater pitch between the individual terminals. The ball grid array configuration enables high-pin count devices to be manufactured less expensively with less delicate handling at installation.

Our organic substrate-based packages employ a fine-pitch BGA design, which uses a plastic or tape laminate rather than a leadframe and places the electrical connections, or leads, on the bottom of the package rather than around the perimeter. The fine-pitch BGA format was developed to address the need for the smaller footprints required by advanced memory devices. Benefits of ball grid array assembly over leadframe-based assembly include:

•	smaller size;

•	smaller footprint on a printed circuit board;

•	better electrical signal integrity; and

•	easier attachment to a printed circuit board.

The following diagram presents the basic component parts of a fine-pitch BGA package:

The following table presents the ball-count, description and end-user applications of organic substrate-based packages we currently assemble:

Package	Connections	Description	End-User Applications
Mini BGA	36-208	Low-cost and space-saving assembly designed for low input/output count, suitable for semiconductors that require a smaller package size than standard BGA	Memory, analog, flash memory, ASICs, radio frequency devices, personal digital assistants, cellular handsets, communication products, notebook computers, wireless systems

Fine-Pitch BGA/ Very Fine-Pitch BGA (face down chip type)	54-84	Our patented design for DRAM products that require high performance and chip scale package	Notebook computers, cellular handsets, global positioning systems, personal digital assistants, wireless systems

Land Grid Array (LGA)	44-48	Thinner and lighter assembly designed essential to standard BGA without solder balls, suitable for applications that require high electrical performance	Disk drives, memory controllers, wireless, mobile communication products

Multi-Chip BGA	36-208	Our patented design for assembly of two or more memory chips (to increase memory density) or memory and logic chips in one BGA package	Notebook computers, digital cameras, personal digital assistants, global positioning systems, sub-notebooks, board processors, wireless systems

Stacked-Chip CSP	66-93	Designed for assembly of two or more memory chips or logic and memory chips in one chip scale package (CSP)	Cellular handsets, digital cameras, personal digital assistants, wireless systems, notebook computers, global positioning systems

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

Testing of tape carrier packages. We conduct full function testing of LCD and other flat-panel display driver semiconductors with a specially designed probe handler to ensure reliable contact to the test pads on the TCP tape. We can test STN-LCD or TFT-LCD driver semiconductors with frequencies of up to 750 MHz and at voltages up to 40V. The test is performed in a temperature-controlled environment with the device in tape form. The assembled and tested LCD and other flat-panel display driver semiconductors in tape form are packed between spacer tapes together with a desiccant in an aluminum bag to avoid contact during shipment.

Assembly of tape carrier packages. TCPs use a tape-automated bonding process to connect die and tape. The printed circuit tape is shipped with a reel. The reel is then placed onto an inner lead bonder, where the LCD or other flat-panel display driver semiconductor is configured onto the printed circuit tape. The resulting TCP component consists of the device interconnected to a three-layer tape, which includes a polyamide-down carrier film, an epoxy-based adhesive layer and a metal layer. The tape metallization area of the interconnections is tin plated over a metal layer. The silicon chip and inner lead area is encapsulated with a high temperature thermoset polymer after inner lead bonding. The back face of the chip is left un-sealed for thermal connection to the printed circuit board.

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

The TCP and COF assembly process involves the following steps:

Wafer Lapping	Wafers are ground to their required thickness.

Die Saw	Wafers are cut into individual dies, or chips, in preparation for inner lead bonding.

Inner Lead Bonding	An inner lead bonder machine connects the chip to the printed circuit tape.

Potting	The package is sealed with an epoxy.

Potting Cure	The potting cure process matures the epoxy used during the potting stage with high temperatures.

Marking	A laser marker is used to provide product identification.

Marking Cure	The marking cure process matures the marking ink by subjecting the semiconductor to high temperatures.

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

The COG assembly technology involves the following steps:

Wafer Lapping	Wafers are ground to their required thickness.

Die Saw	Wafers are cut into individual dies, or chips, in preparation for the pick and place process.

Pick and Place	Each individual die is picked and placed into a chip tray.

Inspection and Packing	Each individual die in a tray is visually or auto-inspected for defects. The dies are packed within a tray in an aluminum bag after completion of the inspection process.

Semiconductor Turnkey

Our semiconductor turnkey services consist of our purchase of fabricated wafers, primarily memory semiconductors. We then test and assemble the dies cut from the fabricated wafers and resell the completed semiconductors to our customers. We typically engage in more semiconductor turnkey services when the market demand for our other testing and assembly services decreases. In 2004, the level of our semiconductor turnkey services declined due to the increase in customer orders for our testing and assembly services and in 2005, we did not have any semiconductor turnkey revenue.

In 2003, our revenue from our semiconductor turnkey services also included trading revenue generated by ChipMOS Hong Kong from purchases and sales of certain components for DVD/CD-ROM/CD-RW drives provided to third parties. We did not generate any trading revenue in 2004 or 2005.

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

The number of our customers has grown from 46 in 1999 to more than 110 as of March 31, 2006. Our top 15 customers in terms of revenue in the first quarter of 2006 include (in alphabetical order):

COREMAGIC INC.

Cypress Semiconductor Corp.

DenMOS Technology Inc.

Elite Semiconductor Memory Technology Inc.

Etron Technology, Inc.

Himax Technologies, Inc.

Hynix Semiconductor Inc.

Integrated Circuit Solution Inc.

Macronix International Co., Ltd.

Micron Semiconductor Asia Pte. Ltd.

MStar Semiconductor, Inc.

Novatek Microelectronics Corp., Ltd.

Powerchip Semiconductor Corp.

ProMOS Technologies Inc.

Spansion LLC

In 2003, our largest customer was ProMOS, which accounted for 19% of our net revenue, while our second-largest customer, Mosel, accounted for almost 19% of our net revenue, and our third-largest customer, Ultima, accounted for 12% of our net revenue. Mosel ceased to be a key customer of ours following the transfer of all of its DRAM business to ProMOS in the period from July to December 2003. In 2004, our largest customer was ProMOS, our second-largest was Powerchip Semiconductor Corp., and our third-largest customer was Himax Technologies, Inc., accounting for 28%, 11%, and 6% of our net revenue, respectively. In 2005, our largest customer was ProMOS, our second-largest customer was Powerchip Semiconductor Corp., and our third-largest customer was Himax Technologies, Inc., accounting for 28%, 15% and 9% of our net revenue, respectively.

We have been successful in attracting new customers, such as Renesas Technology Corporation, FASL (Kuala Lumpur) Sdn. Bhd. and Texas Instrument Japan Limited in 2003 and Hynix Semiconductor Inc. in 2004. In April 2005, we extended the duration of our agreement with ProMOS, under which we reserve assembly capacity and testing services for ProMOS and ProMOS is committed to place orders in the amount of the reserved capacity, until the end of 2009. In May 2005, we extended the duration of our contract with Himax Technologies, Inc. until the end of 2008. In May 2005, we also extended the duration of our contract with Novatek Microelectronics Corp., Ltd. until the end of 2008. In October 2005, we extended the duration of our contract with Hynix Semiconductor Inc. until the end of 2006.

The majority of our customers do not enter into long-term contracts with us, and instead purchase our services through purchase orders and provide us every month with three-month non-binding rolling forecasts. The price for our services is typically agreed upon at the time when a purchase order is placed. In 2003, 2004 and 2005, we entered into several long-term agreements with some of our key customers, including ProMOS, DenMOS, Himax and Novatek, under which we reserved capacity for such customers and under which such customers committed to place orders in the amount of the reserved capacity primarily through 2006 and 2009, some of which may be reduced by these customers under the agreements. These agreements generally provide that the price of our services will be agreed upon at the time our customers place the orders under such agreements. If we are unable to test and assemble the agreed number of semiconductors in any given month, such customers may generally use a third party to cover the shortfall. However, under these agreements, we are generally entitled to cure any shortfall in the following month. If we fail to do so, we may generally be liable for damages up to the amount equal to the number of shortfall units in the given month multiplied by the average sales price per unit in that month. If a customer fails to place orders according to the reserved capacity, we are generally entitled to damages based on our costs for the equipment, tooling costs, costs for personnel dedicated to the provisions of capacity to such customer, and the costs for raw materials. As of March 31, 2006, 34% of our total current capacity has been reserved for such customers.

In November 2005, we entered into an assembly and testing services agreement with Spansion, pursuant to which we agreed to install equipment and reserve capacity for wafer sorting services for Spansion and Spansion undertakes to compensate us for failure to sufficiently utilize equipment installed and qualified in accordance with the agreement. The initial term of the first statement of work is three years from the date of installation of the relevant equipment. For more information on the agreement with Spansion, see “Item 10. Additional Information—Material Contracts” below.

The following table sets forth, for the periods indicated, the percentage breakdown of our net revenue, categorized by geographic region based on the jurisdiction in which each customer is headquartered.

	Year ended December 31,
	2003	2004	2005
Taiwan	84%	81%	79%
Japan	5	4	3
United States	5	11	11
Korea	1	1	4
Hong Kong SAR	5	1	1
Others	— (1)	2	2

Total	100%	100%	100%

(1)	Less than 1%

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

Sales and Marketing

We maintain sales and marketing offices in Taiwan, Hong Kong, Japan and the United States. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan and the United States, mixed-signal semiconductors in Taiwan, Japan and the United States, LCD and other flat-panel display driver semiconductors in Japan, Taiwan and Hong Kong, and module manufacturing in Taiwan and Mainland China. As of March 31, 2006, our sales and marketing efforts were primarily carried out by teams of sales professionals, application engineers and technicians, totaling 39 staff members. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

•	actively participate in the design process at the customers’ facilities;

•	resolve customer testing and assembly issues; and

•	promote timely and individualized resolutions to customers’ issues.

We conduct marketing research through our in-house customer service personnel and through our relationships with our customers and suppliers to keep abreast of market trends and developments. Furthermore, we do product and system bench marking analyses to understand the application and assembly technology evolution, such as analysis on mobile handsets and CD-/DVD-ROM players. In addition, we regularly collect data from different segments of the semiconductor industry and, when possible, we work closely with our customers to design and develop testing and assembly services for their new products. These “co-development” or “sponsorship” projects can be critical when customers seek large-scale, early market entry with a significant new product.

We have appointed a non-exclusive sales agent for promoting our services for memory semiconductors in the United States, Japan and Korea. Our sales agent helps us promote and market our services, maintain relations with our existing and potential customers and communicate with our customers on quality, specific requirements and delivery issues. We generally pay our sales agent a commission of 0.25% to 5% of our revenue from services for memory semiconductors in the United States, Japan and Korea. In 2003, 2004 and 2005, we paid NT$9 million, NT$22 million and NT$42 million (US$1 million), respectively, in commissions to our sales agent.

Research and Development

We believe that research and development is critical to our future success. In 2003, 2004 and 2005, we spent approximately NT$295 million, or 3%, NT$296 million, or 2% and NT$274 million (US$8 million), or 2%, respectively, of our net revenue on research and development. We intend to sustain these efforts.

Our research and development efforts have focused primarily on improving the efficiency, production yields and technology of our testing and assembly services. From time to time, we jointly develop new technology with universities and research institutions. For testing, our research and development efforts focus particularly on complex, high-speed, high-pin count and high-density semiconductors in fine-pitch and thin packages. Our projects include:

•	development of testing environments for simultaneous wafer probing and package testing;

•	development/conversion of test programs;

•	development of wafer-level burn-in;

•	development of wafer-level testing;

•	development of multi-chip testing;

•	testing new products using existing machines; and

•	providing customers remote access to monitor test results.

We are also continuing development of interface designed to provide for high frequency testing by minimizing electrical noise.

For assembly, our research and development efforts focus on:

•	high performance;

•	fine pitch;

•	miniaturization;

•	multi-chip assembly;

•	multi-chip modules;

•	stacked-chip chip scale package;

•	thinner and more flexible assembly such as chip-on-film packaging;

•	three-dimensional assembly; and

•	developing environmentally friendly assembly services.

Our projects include developing multi-chip package, flip-chip technologies, lead-free products, 12-inch wafer technologies, fine-pitch wire bonding technologies, 50-micron wafer thickness technology, advanced packages for DDRIII, COF module, fine-pitch LCD driver testing and assembly technologies, and advanced probe card technology. We work closely with our customers to design and modify testing software and with equipment vendors to increase the efficiency and reliability of testing and assembly equipment. Our research and development operations also include a mechanical engineering group, which currently designs handler kits for semiconductor testing and wafer probing, as well as software to optimize capacity utilization.

As of March 31, 2006, we employed 225 employees in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

We maintain laboratory facilities to analyze the characteristics of semiconductor packages by computer simulation, and verify their performance by measurement devices. The use of computer simulation substantially reduces the time required to validate the suitability of a package for a given application, as compared with physical testing methods.

Quality Control

We believe that our reputation for high quality and reliable services has been an important factor in attracting and retaining leading international semiconductor companies as customers for our testing and assembly services. We are committed to delivering semiconductors that meet or exceed our customers’ specifications on time and at a competitive cost. We maintain quality control staff at each of our facilities. As of March 31, 2006, we employed 428 personnel for our quality control activities. Our quality control staff typically includes engineers, technicians and other employees who monitor testing and assembly processes in order to ensure high quality. We employ quality control procedures in the following critical areas:

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

Further demonstrating our commitment to, and achievements in, quality management, ChipMOS Taiwan, ThaiLin and ChipMOS Shanghai obtained the ISO/TS 16949:2002 quality system certification on November 26, 2003, September 16, 2005 and January 28, 2006, respectively. The ISO/TS 16949:2002 certification system was jointly developed by members of the International Automative Task Force (IATF) and approved by the International Organization for Standardization. This technical specification is a common automative quality system requirements catalog based on ISO 9001:2000, AVSQ (Italian), EAQF (French), Q.S.-9000 (US) and VDA6.1 (German) automative catalogs. The ISO/TS (Technical Specification) 16949:2002 certification system seeks to actively incorporate quality management policies and objectives into the operation flows of the company. This certification stresses the supervision and measurement of both process and performance. The certification system became effective in March 2002.

On June 26, 2003, ChipMOS Shanghai obtained the ISO 9001:2000 quality system certification with respect to manufacturing and supply of semiconductor assembly, test and module manufacturing.

Our testing and assembly operations are carried out in clean rooms where air purity, temperature and humidity are controlled. To ensure the stability and integrity of our operations, we maintain clean rooms at our facilities that meet US federal 209E class 100, 1,000, 10,000 and 100,000 standards. A class 1,000 clean room means a room containing less than 1,000 particles of contaminants per cubic foot.

We have established manufacturing quality control systems that are designed to ensure high-quality services to our customers and maintain reliability and high production yields at our facilities. We employ specialized equipment for manufacturing quality and reliability control, including:

•	temperature cycling testers, thermal shock testers and pressure cook testers for reliability analyses;

•	a scanning acoustic tomography, scanning electronic microscope and X-Ray microscopy for physical failure analysis, semi-auto probe and curve tracer and direct current tester station for electrical failure analysis; and

•	three-dimensional measurement for full-dimension measurement.

In addition, to enhance our performance and our research and development capabilities, we also installed a series of high-cost equipment, such as temperature humidity bias testers, low temperature storage-life testers and highly accelerated stress testers. We believe that many of our competitors do not own these equipment.

As a result of our ongoing focus on quality, we achieved monthly assembly yields of an average of 99.98% for our TSOP packages, 99.98% for our TCP packages, 99.79% for our COF packages and 99.67% for our COG packages in 2005. The assembly yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped back to customers divided by the number of individual integrated circuits that are attached to leadframes or organic substrate.

Facilities

We provide testing services through our four facilities in Taiwan and one facility in Shanghai, with one facility at each of the following locations: Chupei, the Hsinchu Industrial Park, the Hsinchu Science Park, the Southern Taiwan Science Park and the Shanghai Qingpu Industrial Zone. We provide assembly services through our facility at the Southern Taiwan Science Park and our facility at the Shanghai Qingpu Industrial Zone. We own the land for our Hsinchu Industrial Park testing facility and Chupei facility and possess the land use right to the land on which our Shanghai Qingpu Industrial Zone facility is located until 2052, and we lease the land for our Hsinchu Science Park testing facility and Tainan assembly facility from the Science Park Administration under three 20-year leases. Two leases for our Hsinchu Science Park facility will expire in 2008 and 2017, respectively, and the lease for our Southern Taiwan Science Park facility will expire in 2016.

In March 2002, Modern Mind entered into a cooperation agreement with the Shanghai Qingpu Industrial Zone Development Group Company under which Modern Mind has agreed to construct a permanent wholly-owned facility in the Shanghai Qingpu Industrial Zone to provide testing and assembly services. Modern Mind commenced construction of the facility in Shanghai in June 2002 and moved into the new facility in August 2005, with the grand opening of the new facility in November 2005. Modern Mind currently offers testing and assembly of memory semiconductors, TCP/COF, COG assembly and testing services, and intends to expand into gold bumping services. In connection with the Shanghai operations, Modern Mind has invested, through ChipMOS Shanghai, US$112.5 million in the new facility and related equipment and Modern Mind has committed to invest an additional US$137.5 million by December 6, 2007 in the facility and related equipment.

On August 24, 2004, we, through ThaiLin and ChipMOS Taiwan, entered into an agreement for the acquisition of certain testing and assembly assets of FICTA, including 52 testers, 133 wire bonders, machinery, equipment, raw materials, spare parts, and related patents. The value of the transaction was approximately NT$1,050 million (US$32 million) and the transaction closed on November 1, 2004.

In December 2004, we sold our Kaohsiung testing facility to Radiant Opto-Electronics Corporation.

The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of March 31, 2006.

Location of Facility	Primary Use	Size of Land	Testers/Bonders
Chupei, Hsinchu	Wafer Testing/Gold Bumping/Module	21,620 square meters	3 steppers 6 sputters 65 testers

Hsinchu Industrial Park, Taiwan—ThaiLin	Testing	25,779 square meters	150 testers

Hsinchu Science Park, Taiwan	Testing	28,632 square meters	120 testers

Southern Taiwan Science Park, Taiwan	Assembly/Testing	56,680 square meters	255 wire bonders 121 inner-lead bonders 154 testers

Shanghai Qingpu Industrial Zone, Mainland China	Assembly/Testing/Modules and Subsystem Manufacturing	291,959 square meters	16 testers 118 wire bonders 4 inner lead bonders

Raw Materials

Semiconductor testing requires minimal raw materials. Fabricated wafers are the main raw materials for our semiconductor turnkey services. Substantially all of the raw materials used in our memory and mixed-signal semiconductor assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the LCD and other flat-panel display driver semiconductor testing and assembly process include carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 23%, 21% and 15% of our net revenue in 2003, 2004 and 2005, respectively.

We do not maintain large inventories of leadframes, organic substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately one to two months’ production based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, several of our principal suppliers dedicate portions of their inventories, typically in amounts equal to the average monthly amounts supplied to us, as reserves to meet our production requirements. However, shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in occasional price adjustments and delivery delays. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—If we are unable to obtain raw materials and other necessary inputs from our suppliers in a timely and cost-effective manner, our production schedules would be delayed and we may lose customers and growth opportunities and become less profitable” for a discussion of the risks associated with our raw materials purchasing methods. For example, with the exception of aluminum bags and inner and outer boxes, which we acquire from local sources, the raw materials used in our TCP/COF process and for modules are obtained from a limited number of Japanese suppliers.

Equipment

Testing of Memory and Mixed-Signal Semiconductors

Testing equipment is the most capital-intensive component of the testing business. Upon the acquisition of new testing equipment, we install, configure, calibrate and perform burn-in diagnostic tests on the equipment. We also establish parameters for the testing equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of March 31, 2006, we operated 502 testers. We generally seek to purchase testers with similar functionality that are able to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Advantest Corporation, Agilent Technologies and Credence Systems Corporation.

In general, particular semiconductors can be tested using a limited number of specially designed testers. As part of the qualification process, customers will specify the machines on which their semiconductors may be tested. We often develop test program conversion tools that enable us to test semiconductors on multiple equipment platforms. This portability among testers enables us to allocate semiconductor testing across our available testing capacity and thereby improve capacity utilization rates. If a customer requires the testing of a semiconductor that is not yet fully developed, the customer consigns its testing software programs to us to test specific functions. If a customer specifies testing equipment that is not widely applicable to other semiconductors we test, we require the customer to furnish the equipment on a consignment basis. Currently, we have one tester consigned by ProMOS.

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

Assembly of Memory and Mixed-Signal Semiconductors

The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. As of March 31, 2006, we operated 373 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.

Gold Bumping, Testing and Assembly of LCD and Other Flat-Panel Display Driver Semiconductors

We acquired TCP-related equipment from Sharp to begin our TCP-related services. We subsequently purchased additional TCP-related testers from Yokogawa Electric Corp. and Advantest Corporation and assembly equipment from Shibaura Mechatronics Corp., Athlete FA Corp. and Sharp Takaya Electronics Corp. As of March 31, 2006, we operated 3 steppers and 6 sputters for gold bumping and 125 inner lead bonders for assembly and 154 testers for LCD and other flat-panel display driver semiconductors. We are currently in the process of purchasing additional testing equipment. The testing equipment can be used for the TCP, COF and COG processes, while the inner lead bonders are only used in the TCP and COF processes. The same types of wafer grinding, auto wafer mount and die saw equipment is used for the TCP, COF and COG processes. In addition, auto inspection machines and manual work are used in the COG process, which is more labor-intensive than the TCP and COF processes.

Competition

The independent testing and assembly markets are very competitive. Our competitors include large IDMs with in-house testing and assembly capabilities and other independent semiconductor testing and assembly companies, especially those offering vertically integrated testing and assembly services, such as Advanced Semiconductor Engineering Inc., Amkor Technology, Inc., ASAT Limited, ASE Test Limited, International Semiconductor Technology Ltd., King Yuan Electronics Co., Ltd., Powertech Technology Inc., Siliconware Precision, STATS ChipPAC Ltd, and United Test and Assembly Center Ltd. We believe that the principal measures of competitiveness in the independent semiconductor testing industry are:

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

Intellectual Property

As of March 31, 2006, we held 480 patents in Taiwan, one patent in the United Kingdom, 20 patents in the United States and eight patents in the People’s Republic of China relating to various semiconductor testing and assembly technologies. These patents will expire at various dates through December 30, 2024. As of March 31, 2006, we also had a total of 45 pending patent applications in the United States, 96 in Taiwan, one in Japan, one in France, one in Germany and 64 in the People’s Republic of China. In addition, we have registered “ChipMOS” and its logo and “InPack” as trademarks in Taiwan, and “ChipMOS” and its logo as trademarks in the United States, the People’s Republic of China, Japan and in the European Community.

We expect to continue to file patent applications where appropriate to protect our proprietary technologies. We may need to enforce our patents or other intellectual property rights or to defend ourselves against claimed infringement of the rights of others through litigation, which could result in substantial costs and a diversion of our resources. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Disputes over intellectual property rights could be costly, deprive us of technologies necessary for us to stay competitive, render us unable to provide some of our services and reduce our opportunities to generate revenue.”

We acquired our testing and assembly technology for TCPs under a licensing agreement with Sharp Corporation. The term of the agreement with Sharp is for five years beginning February 10, 2000. Pursuant to this agreement, Sharp licensed to us TCP-related technology and intellectual property rights. We in turn pay a royalty fee to Sharp ranging from 3% to 5% of the service fee paid to us by our customers minus the material cost incurred from providing TCP-related services over the term of the licensing agreement, except for the TCP- related services provided to Sharp. Sharp has granted us a grace period for the payment of the royalty fees, which expired in September 2004, during which we may defer the payment of a portion of the royalty fee due to Sharp until the expiry of the grace period or until the amount of deferred royalty fee exceeds approximately ¥151 million. In 2003 and 2004, we incurred royalty obligations of ¥22 million and ¥16 million, respectively, to Sharp, the total amount of which was paid in October 2004.

On April 7, 2004, ChipMOS Bermuda entered into an assignment agreement with ChipMOS Taiwan, as amended on May 14 and October 11, 2004, pursuant to which ChipMOS Taiwan transferred all of the technologies it owned to ChipMOS Bermuda for a purchase price of US$19.7 million, which was paid in November 2004.

On April 7, 2004, ChipMOS Bermuda entered into a patent license agreement with ChipMOS Taiwan, which was amended on July 8, 2004, October 11, 2004 and December 30, 2004, pursuant to which ChipMOS Bermuda grants to ChipMOS Taiwan a non-exclusive royalty-bearing license with respect to certain patents and patent applications until the expiration of the term of the last of these patents. Under the patent license agreement, ChipMOS Taiwan will pay ChipMOS Bermuda a royalty in the aggregate of US$20 million, payable in 80 quarterly installments of US$250 thousand each. The first installment was paid in April 2005, the second installment was paid in June 2005 and the third and fourth installments were paid in January 2006.

Environmental Matters

Semiconductor testing does not generate significant pollutants. The semiconductor assembly process generates gaseous chemical wastes, principally at the molding stage. Liquid waste is produced when silicon wafers are ground thinner and diced into chips with the aid of diamond saws and cooled with running water. In addition, excess material on leads and moldings are removed from assembled semiconductors in the trimming and dejunking processes, respectively. We have installed various types of liquid and gaseous chemical waste-treatment equipment at our semiconductor assembly and gold bumping facilities. We believe that we have adopted adequate and effective environmental protection measures that are consistent with semiconductor industry practices in Taiwan and Mainland China. In addition, we believe we are in compliance in all material respects with current environmental laws and regulations applicable to our operations and facilities.

All of our facilities in Taiwan and Mainland China have been certified as meeting the ISO 14001 environmental standards by the International Organization for Standardization. Our testing facility at the Hsinchu Science Park won both the “Plant Greenery and Beautification Award” in 1999, 2000 and 2002 and the “Safety & Health Excellent Personnel Award” in 2001 from the Science Park Administration, the “Green Office Award” from the Environment Protection Administration of the ROC in 2000 and the “Outstanding Voluntary Protection Program Award” by the Labor Affairs Commission of the ROC in 1999. Our assembly facility at the Southern Taiwan Science Park won the “Green Office Award” from the Environment Protection Administration of the ROC in 2001. In 2003, we won several environmental awards, including the “Environmental Protection Excellent Unit Award,” the “Plant Greenery and Beautification Award,” the “Environment Maintain Award” and the “Safety & Health Excellent Personnel Award,” each awarded by the Science Park Administration. We will continue to implement programs, measures and related training to reduce industrial waste, save energy, and control pollution. In 2001, ChipMOS Taiwan completed a lead-free process control program, which offers a lead-free method in a semiconductor package, a lead-free plating, a lead-free solder ball and a lead-free reliability method and specification.

Insurance

We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damages due to all risks, including but not limited to, fire, lightning and earthquakes. The maximum coverage of property insurance for ChipMOS Taiwan and ThaiLin is approximately NT$29,268 million and NT$4,760 million, respectively. ChipMOS Shanghai also maintains property insurance policies for a maximum coverage of approximately RMB500 million.

Insurance coverage on facilities under construction is maintained by us and our contractors, who are obligated to procure necessary insurance policies and bear the relevant expenses of which we are the beneficiary.

We also maintain insurance on the wafers delivered to us while these wafers are in our possession and during transportation from suppliers to us and from us to our customers.

Employees

See “Item 6. Directors, Senior Management and Employees—Employees” for certain information relating to our employees.

Taxation

See “Item 5. Operating and Financial Review and Prospects—Taxation” for certain information regarding the effect of PRC and ROC tax regulations on our operations.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Overview

We provide a broad range of semiconductor testing and assembly services primarily for memory, mixed-signal, and LCD and other flat-panel display driver semiconductors. We also, from time to time, provide semiconductor turnkey services by purchasing fabricated wafers and selling tested and assembled semiconductors. In 2005, our consolidated net revenue was NT$15,214 million (US$464 million) and our net income was NT$928 million (US$28 million).

We are a holding company, incorporated in Bermuda on August 1, 2000. We provide most of our services through our majority-owned subsidiary, ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan, and its subsidiaries and investees. ChipMOS Taiwan was founded in 1997 as a joint venture between Mosel and Siliconware Precision and with the participation of other investors. As of March 31, 2006, we held 70.4% of the outstanding common shares of ChipMOS Taiwan, and Siliconware Precision held 28.8%. In Taiwan, we conduct testing operations in our facilities at the Hsinchu Science Park and the Hsinchu Industrial Park, gold bumping, wafer testing and module manufacturing operations in our facility at Chupei, and testing and assembly operations in our facility at the Southern Taiwan Science Park. We also conduct operations in Mainland China through ChipMOS TECHNOLOGIES (Shanghai) LTD., or ChipMOS Shanghai, a wholly-owned subsidiary of MODERN MIND TECHNOLOGY LIMITED, or Modern Mind, which is one of our controlled consolidated subsidiaries. ChipMOS Shanghai operates a testing and assembly facility at the Qingpu Industrial Zone in Shanghai. Through our subsidiaries, we also have equity interests in other companies that are engaged in the semiconductor industry. See “Item 4. Information on the Company—Overview of the Company” for more details.

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

The current generation of advanced testers typically cost between US$2 million and US$4 million each, while wire bonders used in assembly typically cost approximately US$66 thousand each and inner-lead bonders for tape carrier package, or TCP, and chip-on-film, or COF, assembly cost approximately US$400 thousand each and chip-on-glass, or COG, chip sorters cost approximately US$150 thousand each. We begin depreciating our equipment when it is placed into commercial operation. There may be a time lag between the time when our equipment is placed into commercial operation and when it achieves high levels of utilization. In periods of depressed semiconductor industry conditions, we may experience lower than expected demand from our customers and a sharp decline in the average selling prices of our testing and assembly services, resulting in an increase in depreciation expenses relative to net revenue. In particular, the capacity utilization rates for our testing equipment may be severely affected during a semiconductor industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, or IDMs, which typically maintain larger in-house testing capacity than in-house assembly capacity.

Highly Cyclical Nature of the Semiconductor Industry. Highly cyclical, the worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn beginning in the fourth quarter of 2000 that was followed by a recovery in early 2003. The significant decrease in market demand for semiconductors that began in 2000 adversely affected our results of operations for 2001 and 2002. During periods of decreased demand for assembled semiconductors, some of our customers may forego or simplify final testing of certain types of semiconductors, such as DRAM, further intensifying our difficulties.

Declining Average Selling Prices of Our Testing and Assembly Services. The semiconductor industry is characterized by a general decrease in prices for products and services over the course of their product and technology life cycles. The rate of decline is particularly steep during periods of intense competition and adverse market conditions. The average selling prices of our testing and assembly services experienced sharp declines during such periods as a result of intense price competition from other independent testing and assembly companies that attempt to maintain high capacity utilization levels in the face of reduced demand.

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

Recent Acquisitions

On June 16, 2005, ChipMOS Taiwan and Chantek entered into a merger agreement, whereby Chantek agreed to be merged into ChipMOS Taiwan, with ChipMOS Taiwan as the surviving entity. Under the merger agreement, as amended on September 2, 2005, shareholders of Chantek (other than ChipMOS Taiwan) were entitled to elect to receive cash or ChipMOS Taiwan shares in exchange for their Chantek shares at the ratio of 3.6 to 1. As a result, ChipMOS Taiwan paid NT$81 million in cash and issued 6 million shares to Chantek shareholders pursuant to the merger agreement. The transaction closed on November 21, 2005, and as March 31, 2006, ChipMOS Bermuda’s interest in ChipMOS Taiwan was 70.4%.

On August 15, 2005, ThaiLin entered into a merger agreement with ChipMOS Logic, whereby ChipMOS Logic agreed to be merged into ThaiLin, with ThaiLin as surviving entity. Under the merger agreement, shareholders of ChipMOS Logic received one common share of ThaiLin in exchange for 2.8 common shares of ChipMOS Logic. The transaction closed on December 1, 2005, and as of March 31, 2006, ChipMOS Taiwan held a 34.6% interest in ThaiLin.

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

	Year ended December 31,
	2003(1)	2004(2)	2005	2005
	NT$	NT$	NT$	US$
Testing
Memory	$2,890.3	$5,491.9	$5,996.4	$182.8
Mixed-signal	265.5	529.7	463.5	14.1
Total testing	3,155.8	6,021.6	6,459.9	196.9
Assembly
Memory	2,701.4	5,130.1	5,166.4	157.5
Mixed-signal	27.5	660.7	489.5	14.9
Total assembly	2,728.9	5,790.8	5,655.9	172.4
LCD and other flat-panel display driver semiconductor testing and assembly	1,683.5	2,749.8	3,098.2	94.5
Semiconductor turnkey(3)	1,458.3	473.6	—	—
Total	$9,026.5	$15,035.8	$15,214.0	$463.8

(1)	Beginning as of December 1, 2003, we consolidated the financial results of ThaiLin.
(2)	Beginning as of January 12 and 28, 2004, and April 1, 2004, we consolidated the financial results of AMCT (which was liquidated in October 2004), ChipMOS Logic and Chantek, respectively. Starting from April 30, 2004, our financial results also included the financial results of WWT, which was subsequently merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and transferred back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(3)	In 2003, includes trading revenue generated by ChipMOS Hong Kong.

Our net revenue consists primarily of service fees for testing and assembling semiconductors, and to a lesser extent, fees from equipment rentals to semiconductor manufacturers for engineering testing, less allowances for product returns. We offer testing and assembly services for memory semiconductors, mixed-signal semiconductors and testing and assembly services for LCD and other flat-panel display driver semiconductors. We also offer semiconductor turnkey services to utilize our excess capacity available from time to time.

Some of our customers have entered into agreements with us, under which we reserve an agreed capacity for such customers and under which such customers commit to place orders in the amount of the reserved capacity through 2006 and 2009, some of which may be reduced by these customers under the agreements. We also entered into an assembly and testing services agreement with Spansion, pursuant to which we agreed to install equipment and reserve capacity for wafer sorting service for Spansion and Spansion undertakes to compensate us for failure to sufficiently utilize equipment installed and qualified in accordance with the agreement. For more information on the agreement with Spansion, see “Item 10. Additional Information—Material Contracts.” As of March 31, 2006, 34% of our total current capacity was reserved under the above mentioned capacity guarantee contracts. However, most of our other customers generally do not place purchase orders far in advance and our contracts with customers generally do not require minimum purchases of our products or services. Our customers’ purchase orders have varied significantly from period to period because demand for their products is often volatile.

Our financial condition and results of operations have also been, and are likely to continue to be, affected by price pressures on our service fees, which tend to decline in tandem with the declining average selling prices of the products we test and assemble over the course of their product and technology life cycles. In order to maintain our margins, it is necessary to offset the fee erosion by continually improving our production efficiency and maintaining high capacity utilization rates. We also plan to continue to develop and implement new technologies and expand our services into higher-margin segments. These efforts require significant up front investment in advance of incremental revenue, which could impact our margins.

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

Revenue Recognition

We generally recognize our revenue upon shipment of tested and assembled semiconductors to locations designated by our customers, including our internal warehouse for customers using our warehousing services. Revenue from product sales is recognized when risks of ownership are transferred to customers, generally upon shipment of the products. We submit invoices at the time of shipment or delivery and currently require customers to pay within 60 days after the last day of the month during which the invoice was sent, except that we currently require ProMOS Technologies Inc., or ProMOS, to pay within 75 days and Ultima Electronics Corp., or Ultima, and Mosel Vitelic Inc., or Mosel, to pay within 90 days. We have not experienced any significant collection problems for our services, except for NT$277 million (US$8 million) of receivables from Ultima. We received from Ultima 4,250,000 and 4,190,000 shares of Ultima Technology Corp. (BVI) common stock on September 24 and December 18, 2004, respectively, as collateral for the outstanding receivables. As of December 31, 2005, the total value of those shares were approximately NT$31 million (US$1 million). We provided an allowance of NT$194 million and NT$83 million (US$3 million) for these doubtful receivables in 2004 and 2005, respectively.

Related Party Revenues

In 2003, 2004 and 2005, 56%, 32% and 30%, respectively, of our net revenue were derived from related parties. While we believe that our transactions with related parties were entered into on an arm’s length basis, we currently extend them favorable payment terms, as discussed in the preceding paragraph. See “Item 7. Major Shareholders and Related Party Transactions” for more information concerning our related party transactions.

Geography and Currency

We generate most of our net revenue from customers headquartered in Taiwan, which represented 84%, 81% and 79% of our net revenue in 2003, 2004 and 2005, respectively. We also generate net revenue from customers in Japan, the United States, Hong Kong and other countries. Our service fees and revenue are generally denominated in the currency of the jurisdiction in which our facilities are located, for example NT dollars for our Taiwan operations and RMB for our Mainland China operations. As we generate most of our net revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 25 to our audited consolidated financial statements and “Item 11. Quantitative and Qualitative Disclosure about Market Risks—Market Risks—Foreign Currency Risks” for certain information on our exchange rate risks.

Cost of Revenue and Gross Profit (Loss)

Our cost of revenue consists primarily of the following: depreciation and amortization expenses, raw material costs, and labor and overhead expenses, which primarily include expensable equipments, sub-contract fees and rental expenses. Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of testing and assembly equipment and facilities, including our investment in our Mainland China operations. Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. As of March 31, 2006, we had 502 testers, 373 wire bonders, 125 inner-lead bonders, 3 steppers and 6 sputters. We use inner-lead bonders for the assembly of LCD and other flat-panel display driver semiconductors using TCP or COF technology, and wire bonders for thin small outline package, or TSOP, ball-grid array, or BGA, and some other package assembly technologies. Our average capacity utilization rate for assembly of memory and mixed-signal semiconductors was 89% in 2003, 88% in 2004, and 79% in 2005. In addition, our average capacity utilization rate for LCD and other flat-panel display driver semiconductor testing and assembly was 82% in 2003, 76% in 2004, and 83% in 2005.

Most of our labor and overhead costs are denominated in NT dollars. However, we also incur costs of revenues and operating expenses associated with testing and assembly services in several other currencies, including Japanese yen, US dollars and RMB. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing and assembly equipment, has been, and is expected to continue to be, denominated in Japanese yen with much of the remainder denominated in US dollars.

The following table sets forth, for the periods indicated, our gross profit (loss) and our gross profit (loss) margin as a percentage of net revenue.

	Year ended December 31,
	2003(1)	2004(2)	2005	2005
	NT$	NT$	NT$	US$
Gross profit (loss):
Testing
Memory	$607.7	$2,329.0	$2,186.6	$66.7
Mixed-signal	(161.3)	(100.9)	(148.9)	(4.6)
Total testing	446.4	2,228.1	2,037.7	62.1
Assembly
Memory	538.7	1,095.4	1,203.3	36.7
Mixed-signal	5.7	(122.3)	(158.5)	(4.8)
Total assembly	544.4	973.1	1,044.8	31.9
LCD and other flat-panel display driver semiconductor testing and assembly	528.2	970.2	868.9	26.5
Semiconductor turnkey(3)	48.0	6.9	—	—
Total	$1,567.0	$4,178.3	$3,951.4	$120.5
Gross profit (loss) margin:
Testing
Memory	21.0%	42.4%	36.5%	36.5%
Mixed-signal	(60.8)	(19.1)	(32.1)	(32.1)
Total testing	14.1	37.0	31.6	31.6
Assembly
Memory	19.9	21.4	23.3	23.3
Mixed-signal	20.8	(18.5)	(32.4)	(32.4)
Total assembly	19.9	16.8	18.5	18.5
LCD and other flat-panel display driver semiconductor testing and assembly	31.4	35.3	28.0	28.0
Semiconductor turnkey(3)	3.3	1.5	—	—
Overall	17.4%	27.8%	26.0%	26.0%

(1)	Beginning as of December 1, 2003, we consolidated the financial results of ThaiLin.
(2)	Beginning as of January 12 and 28, 2004, and April 1, 2004, we consolidated the financial results of AMCT (which was liquidated in October 2004), ChipMOS Logic and Chantek, respectively. Starting from April 30, 2004, our financial results also included the financial results of WWT, which was subsequently merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and transferred back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(3)	In 2003, includes trading revenue generated by ChipMOS Hong Kong.

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

Sales and Marketing

Sales and marketing expenses consist primarily of shipping and handling expenses incurred in delivering products to our customers’ designated locations, advertising, corporate communications and other marketing expenses, personnel expenses for sales and marketing staff, service marketing expenses, bad debt provision and service support expenses. We currently expect marketing expenses to increase in absolute terms in the future, related to the planned growth of our business.

General and Administrative

General and administrative expenses consist of salaries and related expenses for executive, finance and accounting, and management information systems personnel, professional fees, and other corporate expenses. They also include stock-based compensation that is expensed using the intrinsic value-based method. See “Item 6. Directors, Senior Management and Employees—Share Option Plan” for more information concerning our share option plan. We expect general and administrative expenses to increase in absolute terms as we add personnel and incur additional expenses related to the growth of our business and operations, particularly our Mainland China operations.

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

Minority Interests and Interest in Bonuses Paid by Subsidiaries

Minority interests represent the portion of our income that is attributable to the shareholding in our consolidated subsidiaries that we do not own. For 2003, the minority interests were attributable to the minority interests owned by Siliconware Precision and other investors in ChipMOS Taiwan and the public shareholders’ interest in ThaiLin. In 2004 and 2005, minority interests also included the portion of our income attributable to the shareholdings in ChipMOS Logic and Chantek that we did not own before ChipMOS Logic was merged into ThaiLin on December 1, 2005 and Chantek was merged into ChipMOS Taiwan on November 21, 2005.

Interest in bonuses paid by subsidiaries represents our portion of ChipMOS Taiwan’s and ThaiLin’s distributable earnings that are appropriated as bonuses to employees and remuneration to directors and supervisors of ChipMOS Taiwan and ThaiLin, as required by ROC regulations and ChipMOS Taiwan’s and ThaiLin’s articles of incorporation. None of our subsidiaries paid any such bonuses to directors, supervisors and employees in 2003 and 2004. In 2005, ChipMOS Taiwan and ThaiLin paid NT$166 million (US$5 million) and NT$57 million (US$2 million), respectively, in bonuses to directors, supervisors and employees. Please see “—US GAAP Reconciliation” for a discussion of the significant impact such bonuses had on our net income under US GAAP.

Net Income

Our net income was NT$482 million, NT$1,676 million and NT$928 million (US$28 million) in 2003, 2004 and 2005, respectively. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things. For additional information on factors that will affect our future performance, see “Item 3. Key Information—Risk Factors.”

Results of Operations

The following table presents selected operating data as a percentage of net revenue for the periods indicated:

	Year ended December 31,
	2003(1)	2004(2)	2005
ROC GAAP:
Net revenue	100.0%	100.0%	100.0%

Cost of revenue	82.6	72.2	74.0

Gross profit (loss) margin	17.4	27.8	26.0
Operating expenses:
Research and development	3.3	2.0	1.8
Sales and marketing	0.7	2.0	1.6
General and administrative	4.9	4.5	5.2

Total operating expenses	8.9	8.5	8.6
Income (loss) from operations	8.5	19.3	17.4
Other income (expenses), net	(0.9)	(2.6)	(3.3)

Income (loss) before income tax and minority interests and interest in bonuses paid by subsidiaries(3)	7.6	16.7	14.1
Income tax benefit (expense)	0.3	0.9	(0.7)

Income (loss) before minority interests and interest in bonuses paid by subsidiaries	7.9	17.6	13.4
Minority interests	(2.8)	(6.6)	(6.4)
Interest in bonuses paid by subsidiaries(3)	—	—	(0.9)
Pre-acquisition earnings(4)	0.2	0.1	—

Net income	5.3%	11.1%	6.1%

(1)	Beginning as of December 1, 2003, we consolidated the financial results of ThaiLin.
(2)	Beginning as of January 12 and 28, 2004, and April 1, 2004, we consolidated the financial results of AMCT (which was liquidated in October 2004), ChipMOS Logic and Chantek, respectively. Starting from April 30, 2004, our financial results also included the financial results of WWT, which was subsequently merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and transferred back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(3)	Refers to bonuses to directors, supervisors and employees.
(4)	Represents our share of pre-acquisition profits of ThaiLin prior to December 1, 2003, the date when we began to consolidate the accounts of ThaiLin. For 2004, represents our share of pre-acquisition profits of Chantek prior to April 1, 2004, the date when we began to consolidate the accounts of Chantek, the surviving entity after the merger of Chantek and PlusMOS.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Revenue. Our net revenue increased by NT$178 million, or 1%, to NT$15,214 million (US$464 million) in 2005 from NT$15,036 million in 2004.

Our net revenue from semiconductor turnkey services was nil in 2005, compared to NT$474 million in 2004. The decrease was due to the increase in customer orders for our testing and assembly services and our effort to provide less semiconductor turnkey services.

Net revenue from LCD and other flat-panel display driver semiconductor testing and assembly services increased by NT$348 million, or 13%, to NT$3,098 million (US$94 million) in 2005, primarily due to the increase in our capacity utilization rates and the increase in our capacity for testing and assembly services for LCD and other flat-panel display driver semiconductors.

Net revenue from testing services for memory and mixed-signal semiconductors increased by NT$438 million, or 7%, to NT$6,460 million (US$197 million) in 2005, primarily due to the increase in our capacity utilization rates for wafer testing services and increased revenue from flash business.

Net revenue from assembly services for memory and mixed-signal semiconductors, which includes revenue from assembly services for memory and mixed-signal semiconductors and revenue from memory module manufacturing business, decreased by NT$135 million, or 2%, to NT$5,656 million (US$172 million) in 2005, primarily due to the decrease in our memory module manufacturing business, partially offset by the increased demand for our assembly services for memory and mixed-signal semiconductors.

Cost of Revenue and Gross Margin. Cost of revenue increased by NT$405 million, or 4%, to NT$11,263 million (US$343 million) in 2005 from NT$10,858 million in 2004. This increase was primarily due to an increase of NT$1,168 million in overhead expenses, partially offset by a decrease of NT$957 million in raw material costs. Overhead expenses increased primarily due to an increase of NT$815 million in equipment depreciation and an increase of NT$192 million in salaries for certain employees in our fabs, an increase of NT$134 million in expensable equipment and an increase of NT$116 million in utility expenses.

Our gross margin was 26% in 2005, compared to 28% in 2004, and our gross profit decreased to NT$3,951 million (US$120 million) in 2005 from NT$4,178 million in 2004. This decrease was primarily due to the increase in equipment depreciation.

Our gross margin for testing services for memory and mixed-signal semiconductors decreased to 32% in 2005 from 37% in 2004, primarily due to lower capacity utilization rates.

Our gross margin for assembly services for memory and mixed-signal semiconductors increased to 19% in 2005 from 17% in 2004, primarily due to our effort to provide less services related to low-profit memory module manufacturing business.

Our gross profit margin for LCD and other flat-panel display driver semiconductor assembly and testing services decreased to 28% in 2005 from 35% in 2004, primarily due to the decline in the average selling price for these services.

Research and Development Expenses. Research and development expenses decreased by NT$22 million, or 7%, to NT$274 million (US$8 million) in 2005 from NT$296 million in 2004. This decrease was primarily due to a decrease of NT$10 million in depreciation of equipment and a decrease of NT$18 million in amortization expenses related to technology licensing. We currently expect our research and development expenses will increase in the future due to our focus on research and development projects relating to advanced packages for DDR III, fine-pitch LCD driver testing and assembly technologies and radio frequency identification (RFID) implementation.

Sales and Marketing Expenses. Sales and marketing expenses decreased by NT$75 million, or 24%, to NT$233 million (US$7 million) in 2005 from NT$308 million in 2004. This decrease was primarily due to a decrease of NT$75 million in bad debt provision.

General and Administrative Expenses. General and administrative expenses increased by NT$120 million, or 18%, to NT$793 million (US$24 million) in 2005 from NT$673 million in 2004. This increase was primarily due to an increase of NT$81 million in salary expenses and an increase of NT$85 million in professional service fees, which were partially offset by a decrease of NT$26 million in entertainment expenses.

Other Expense, Net. Other expense, net increased by NT$111 million, or 28%, to NT$507 million (US$15 million) in 2005 from NT$396 million in 2004. This increase was primarily due to an impairment loss on property, plant and equipment and other assets of ChipMOS Logic and Chantek of NT$109 million and investments loss recognized by the equity method of NT$127 million, which were partially offset by an increase of NT$48 million in interest income, a recovery of NT$86 million in allowance for loss on short-term investments and an increase of NT$21 million of claim payments received under our insurance policies.

Income Before Income Tax, Minority Interests and Interest in Bonuses to Directors, Supervisors and Employees Paid by Subsidiaries. Income before income tax, minority interests and interest in bonuses to directors, supervisors and employees paid by subsidiaries decreased to NT$2,144 million (US$65 million) in 2005 from NT$2,504 million in 2004. This change was primarily due to the increase of our cost of revenues and the increase of operating expenses and net non-operating expenses.

Income Taxes. We recorded an income tax expense of NT$112 million (US$3 million) in 2005 compared to an income tax benefit of NT$142 million in 2004. We incurred income tax expenses primarily as a result of a significant decrease in tax losses carried forward.

Minority Interests. Minority interests decreased by NT$21 million to NT$977 million (US$30 million) in 2005 from NT$998 million in 2004. This decrease was primarily due to the decrease in income before income tax, minority interests and interest in bonuses to directors, supervisors and employees paid by subsidiaries.

Net Income. As a result of the foregoing, our net income was NT$928 million (US$28 million) in 2005, compared to a net income of NT$1,676 million in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Revenue. Our net revenue increased by NT$6,009 million, or 67%, to NT$15,036 million in 2004, from NT$9,027 million in 2003. This increase was primarily due to an increase in revenue from memory semiconductor testing and assembly services, LCD and other flat-panel display driver semiconductor testing and assembly services and the effects of consolidating revenue from ThaiLin, ChipMOS Logic, Chantek and First Semiconductor Technology, Inc. Net revenue from testing services for memory and mixed-signal semiconductors increased by NT$2,866 million, or 91%, to NT$6,022 million in 2004, primarily due to the increased demand for our testing services for memory semiconductors, in particular DRAM and flash memory semiconductors and mixed-signal semiconductors. Net revenue from assembly services for memory and mixed-signal semiconductors increased by NT$3,062 million, or 112%, to NT$5,791 million in 2004, primarily due to the increased demand for our assembly services for memory semiconductors, in particular DRAM and flash memory semiconductors and mixed-signal semiconductors. Net revenues from LCD and other flat-panel display driver semiconductor testing and assembly services increased by NT$1,066 million, or 63%, to NT$2,750 million in 2004, primarily due to the increase in sales volume, in particular for LCD and other flat-panel display driver semiconductors using the more advanced COF packages, which reached 4% of our net revenue. The aggregate contribution from the consolidation of the financial results of ThaiLin, ChipMOS Logic, Chantek and First Semiconductor Technology, Inc was 24% of our net revenue. The increase in net revenue was partially offset by a decrease in net revenue from semiconductor turnkey services. Our net revenue from semiconductor turnkey services decreased by NT$984 million, or 68%, to NT$474 million in 2004 due to the increase in customer orders for our testing and assembly services.

Cost of Revenue and Gross Margin. Cost of revenue increased by NT$3,398 million, or 46%, to NT$10,858 million in 2004 from NT$7,460 million in the same period in 2003. This increase was primarily due to an increase of NT$1,813 million in overhead expenses, an increase of NT$1,151 million in raw material costs and an increase of NT$596 million in labor costs. Overhead expenses increased primarily due to an increase of NT$414 million in salaries for certain supervisors in our fabs, an increase of NT$693 million in depreciation, an increase of NT$117 million in inventory supplies, an increase of NT$125 million in maintenance costs, an increase of NT$96 million in utilities, an increase of NT$92 million in subcontract fees and an increase of NT$66 million in expensable equipment.

Our gross margin was 28% in 2004, compared to 17% in 2003, and our gross profit increased to NT$4,178 million in 2004 from NT$1,567 million in 2003. The aggregate impact of consolidating the financial results of ThaiLin, ChipMOS Logic, Chantek and First Semiconductor Technology, Inc. represented 8% of our gross profit in 2004. However, due to the consolidation of the financial results of Chantek, our gross margin in 2004 was negatively affected. Our gross margin for testing services for memory and mixed-signal semiconductors was 37% in 2004, compared to a gross margin of 14% in 2003, primarily due to the increase in our utilization rate. Our mixed-signal testing and mixed-signal assembly portions of our business continued to under perform with net losses of NT$101 million and NT$122 million, respectively in 2004. Our gross margin for LCD and other flat-panel display driver semiconductor assembly and testing services increased to 35% in 2004, from 31% in 2003, primarily due to an increase in our capacity utilization rate and a decrease in unit cost. Our gross margin for assembly services for memory and mixed-signal semiconductors was 17% in 2004 and 20% in 2003. Our gross margin for semiconductor turnkey services was approximately 1% in 2004 and in 2003 (excluding the trading business).

Research and Development Expenses. Research and development expenses increased by NT$1 million, or 0.3%, to NT$296 million in 2004 from NT$295 million in 2003. This increase was primarily due to an increase of NT$45 million in salary expenses as a result of an increase in the number of employees, partially offset by a decrease of NT$30 million in depreciation and a decrease of NT$10 million in professional fees. Our level of research and development expenses increased slightly in 2004 as we continued to focus on research and development projects relating to wafer-level chip scale packaging, or WLCSP, MEMS probe cards for wafer-level testing and the application of COF technologies to other devices.

Sales and Marketing Expenses. Sales and marketing expenses increased by NT$243 million, or 374%, to NT$308 million in 2004 from NT$65 million in the same period in 2003. This large increase was primarily due to an increase of NT$20 million in commissions and an increase of NT$18 million in salary expenses as a result of increased sales, as well as an increase of NT$174 million in bad debt provision primarily related to an allowance for receivables from Ultima Electronics Corp.

General and Administrative Expenses. General and administrative expenses increased by NT$233 million, or 53%, to NT$673 million in 2004 from NT$440 million in the same period in 2003. This increase was primarily due to an increase of NT$132 million in salary expenses, an increase of NT$25 million in entertainment expenses and an increase of NT$27 million in depreciation.

Other Expenses, Net. Other expenses, net increased by NT$319 million, or 414%, to NT$396 million in 2004 from NT$77 million in 2003. This increase was primarily due to impairment loss for long-term investments, capital reduction loss for long-term investments and loss on sale of investments of NT$214 million, NT$50 million and NT$40 million, respectively, primarily related to our investments in Best Home and Sun-Fund, which were partially offset by a reduction in foreign exchange loss of NT$45 million.

Income (loss) Before Income Tax and Minority Interests. Income before income tax and minority interests increased to NT$2,504 million in 2004 from NT$690 million in 2003. This change was primarily due to an increase in income from operations to NT$2,900 million in 2004 offset by an increase of NT$319 million in other expenses.

Income Taxes. We recorded an income tax benefit of NT$142 million in 2004 compared to an income tax benefit of NT$29 million in 2003. This change was primarily due to tax credits resulting from investments by ChipMOS Taiwan and ThaiLin. We currently believe that we will incur income tax expenses in future periods.

Minority Interests. Minority interests increased by NT$741 million to NT$998 million in 2004 from NT$257 million in 2003. The increase was primarily due to the significant growth in income generated by our subsidiaries that we do not fully own.

Net Income. As a result of the foregoing, including the consolidation of the financial results of ThaiLin, ChipMOS Logic, Chantek and First Semiconductor Technology, Inc. as our net income was NT$1,676 million in 2004, compared to net income of NT$482 million in 2003. The aggregate impact of consolidating the financial results of ThaiLin, ChipMOS Logic, Chantek and First Semiconductor Technology, Inc. decreased our net income in 2004 by 8%.

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

Under ROC GAAP, the significant accounting policies are set forth in Note 2 of the notes to the consolidated financial statements. The significant accounting policies that require us to make estimates and assumptions about the effect of matters that are inherently uncertain are discussed below. In connection with the reconciliation of our consolidated financial statements to US GAAP, there are no additional accounting policies that we believe are critical to us except as described below under “—Convertible Notes.”

Allowance for Doubtful Receivables and Sales Returns

Our accounts receivable balance on our balance sheet is affected by our allowances for doubtful accounts and sales returns, which reflect our estimate of the expected amount of the receivables that we will not be able to collect and our estimate of the expected amount of sales returns.

Our determination of the allowance for doubtful receivables is based on our determination of two different types of reserves. The first type of reserve involves an individual examination of available information regarding any customer that we have reason to believe may have an inability to meet its financial obligations. For these customers, we use our judgment, based on the available facts and circumstances, and record a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received. The second type of reserve is a general reserve established for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change, our estimates of the recoverability of amounts due to us could be reduced by a material amount. As of December 31, 2005, we provided NT$321 million (US$10 million) for the first type of reserve and NT$42 million (US$1 million) for the second type of reserve.

Our determination of the allowances for sales returns as of the end of any quarter is based upon calculating an average historical return rate, usually based on the previous three quarters, and multiplying this by the revenue of that quarter. As of December 31, 2005, we provided NT$38 million (US$1 million) for the allowance of sales returns.

The allowance we set aside for doubtful receivables and sales returns was NT$97 million in 2003, NT$292 million in 2004 and NT$401 million (US$12 million) in 2005. The allowances as of December 31, 2003, 2004 and 2005 represented 3%, 8% and 9%, respectively, of our accounts receivable and other receivables as of those dates. The allowance in 2003, 2004 and 2005 reflected a reduction of NT$20 million, NT$194 million and

NT$118 million, respectively, in accounts receivable that was charged to marketing expenses. If we were to change our estimate of the allowance for doubtful receivables and sales returns either upward or downward 10%, our operating income would be affected by NT$16 million (US$488 thousand) for 2005.

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

In 2003, we did not record any inventory allowances because the market price for our inventories was higher than cost in 2003. In 2004, we reserved NT$64 million (US$2 million) of inventory valuation allowance, primarily due to the consolidation of Chantek. In 2005, we did not record any inventory allowances because the market price for our inventory was higher than cost in 2005. In addition, we reserved NT$42 million in 2003, NT$47 million in 2004 and NT$94 million (US$3 million) in 2005 for identified slow-moving inventories.

As of December 31, 2005, we recorded NT$94 million (US$3 million) of inventory valuation allowances. If the prevailing market price for our testing and assembling services had been 10% lower, we would have been required to recognize a valuation allowance of approximately NT$10 million (US$305 thousand) in 2005. The amount for 2005 would have decreased our inventory value and income for 2005 by 1.6% and 1.1%, respectively.

Valuation Allowance for Deferred Tax Assets

When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent, if any, that it is not certain that deferred tax assets will be realized. We record a benefit or expense under the income tax expense/benefit line of our statement of operations when there is a net change in our total deferred tax assets and liabilities in a period. Because the calculation of income tax benefit is dependent on our internal estimation of our future profitability, it is inherently subjective. In 2003, we recorded a reversal of a valuation allowance of NT$66 million, and in 2004, we recorded a reversal of valuation allowance of NT$462 million. In 2005, we recorded a reversal of a valuation allowance of NT$405 million (US$12 million).

In calculating our valuation allowance for deferred taxes as of December 31, 2005, we have assumed that the semiconductor industry will continue its growth in the next few years. Furthermore, we have assumed that our revenue and profitability will be favorably impacted by this growth in the industry as a whole.

As of December 31, 2005, the ending balance for our valuation allowances was NT$794 million (US$24 million). If our current estimate of future profit had been 10% higher, we would have decreased our valuation allowances accordingly. That, in turn, would have increased our deferred tax assets. In contrast, if our current estimate of future profit had been 10% lower, we would have been required to recognize an additional valuation allowance. That, in turn, would have decreased our deferred tax assets and increased our tax expense for the year ended December 31, 2005. The steady growth in our sales and profitability in 2005 and our near-term outlook as of December 31, 2005 was a key factor in determining the amount of our valuation allowance as of December 31, 2005.

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

Impairment Loss of Long-Lived Assets

ROC Statement of Financial Accounting Standard, or SFAS, No. 35 “Accounting for Asset Impairment” which addresses accounting for impairment of long-lived assets became effective from January 1, 2005. Prior to the adoption of this new accounting standard, we applied US GAAP to evaluate our long-lived assets for impairment purpose. We record impairment losses on long-lived assets used in operations if events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Assumptions about the carrying value of the long-lived assets require significant judgment on our expected cash flow. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our management periodically reviews the carrying value of our long-lived assets and this review is based upon our projections of anticipated future cash flows. Based on the assessment of our management, we recognized NT$211 million (US$6 million) impairment loss for long-term investments and NT$109 million (US$3 million) impairment loss for property, plant and equipment in 2005. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

In determining whether any impairment charges were necessary as of December 31, 2005, we have assumed that the semiconductor industry will continue its growth in the next few years. Based upon our assumption of growth in the semiconductor industry and our other assumptions in our internal budget, for the purpose of determining whether any impairment charges are necessary as of December 31, 2005, we estimate that our future cash flows, on an undiscounted basis, are greater than our NT$20,420 million (US$623 million) as of December 31, 2005 in long-lived assets. Any increases in estimated future cash flows would have no impact on the reported value of the long-lived assets. In contrast, if our current estimate of future cash flows from those assets had been 27% lower in 2005, those cash flows would have been less than the reported amount of long-lived assets. In that case, we would have been required to recognize an impairment loss that would have significantly decreased our net income before taxes in 2005.

Convertible Notes

Under US GAAP, we are required to account for the conversion option in our convertible notes as derivative liabilities in accordance with SFAS No. 133 “Accounting For Derivative Instruments And Hedging Activities” and Emerging Interpretation Task Force (“EITF”) Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock”. The discount attributable to the issuance date aggregate fair value of the conversion option, totaling NT$311 million (US$9 million), is amortized using the effective interest method over the term of our convertible notes.

The change in fair value on revaluation of the embedded derivative liabilities represents the difference between the fair value of the embedded derivative liabilities at the beginning of the reporting period and their fair value at the end of the reporting period. We are required to record the change in fair value as a loss or gain on embedded derivative liabilities in determining our net income under US GAAP. As of December 31, 2005, the fair value of the embedded derivative liabilities amounted to NT$161 million (US$5 million) which resulted in a gain on embedded derivative liabilities of NT$150 million (US$5 million) taken into account when determining our net income under US GAAP for the year ended December 31, 2005.

The fair value of the embedded derivative is determined using an option pricing model, which requires us to make various assumptions, including among others, the expected volatility of our stock over the life of the option and the expected life of the option. In determining these input assumptions, we consider historical trends and other relevant factors which may change from period to period. Because the option pricing model is sensitive to change in the input assumptions, different determinations of the required inputs may result in different fair value estimates of the options.

Senior Management’s Discussion with the Audit Committee

Our management has discussed the critical accounting policies described above with the audit committee of our board of directors and the audit committee has reviewed our disclosure relating to the critical accounting policies in this section.

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short and long-term loans and cash flow from operations. As of December 31, 2005, our primary sources of liquidity were cash and cash equivalents (excluding restricted cash and cash equivalents) of NT$4,607 million (US$140 million), short-term investments of NT$186 million (US$6 million), short-term loans of NT$5,635 million (US$172 million) available to us in undrawn facilities, which have expired or will expire between January 2006 and December 2006, and long-term loans of NT$560 million (US$17 million) available to us in undrawn facilities, which have expired or will expire before September 2009.

Liquidity

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Year ended December 31,
	2003(1)	2004(2)	2005(3)	2005(3)
	NT$	NT$	NT$	US$
	(in millions)
Net cash provided by (used in):
Operating activities	$1,932.1	$7,631.9	$5,917.5	$180.4
Investing activities	(743.1)	(10,142.2)	(4,976.1)	(151.7)
Financing activities	(1,840.5)	5,697.0	(1,261.2)	(38.5)
Effect of exchange rate changes on cash	(105.1)	(68.5)	77.7	2.4

Net increase (decrease) in cash	$(756.6)	$3,118.2	$(242.1)	$(7.4)

(1)	In 2003, we consolidated the financial results of ChipMOS Taiwan, ChipMOS Japan, ChipMOS USA, ChipMOS Hong Kong, Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai, and ThaiLin.
(2)	From January 12 and 28, 2004, and April 1, 2004, onwards, we consolidated the financial results of AMCT (which was liquidated in October 2004), ChipMOS Logic and Chantek, respectively. Starting from April 30, 2004, our financial results also included the financial results of WWT, which was subsequently merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and transferred back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(3)	In 2005, we consolidated the financial results of ChipMOS Taiwan, ChipMOS Japan, ChipMOS USA, ChipMOS Hong Kong, ChipMOS Logic (which was merged into ThaiLin on December 1, 2005), Chantek (which was merged into ChipMOS Taiwan on November 21, 2005), Modern Mind, and its wholly-owned subsidiary, ChipMOS Shanghai, and ThaiLin.

Net Cash Provided by Operating Activities

Net cash provided by operating activities totaled NT$5,918 million (US$180 million) in 2005, compared to NT$7,632 million in 2004. The decrease was primarily due to a decrease in net income of NT$928 million (US$28 million) in 2005 compared to a net income of NT$1,676 million in 2004, an increase in accounts receivable of NT$606 million (US$18 million) in 2005 as compared to an increase in accounts receivable of NT$392 million in 2004, partially offset by an increase in other payable of NT$48 million (US$1 thousand) in 2005 compared to a decrease of NT$587 million in 2004 and a decrease in other receivables of NT$5 million (US$152 thousand) in 2005 compared to NT$977 million in 2004. We also recorded lower minority interests of NT$718 million (US$22 million) in 2005 compared to NT$1,845 million in 2004. Our depreciation and amortization expenses increased to NT$4,339 million (US$132 million) in 2005 from NT$3,537 million in 2004, primarily due to our acquisition of additional property, plant and equipment in 2005.

Net cash provided by operating activities totaled NT$7,632 million in 2004, compared to NT$1,932 million in 2003. The increase in 2004 compared to 2003 was primarily due to net income of NT$1,676 million compared to net income of NT$482 million in 2003. Our accounts receivables with related parties and with third parties increased to NT$1,411 million and NT$1,926 million, respectively, as of December 31, 2004 compared to NT$1,342 million and NT$1,291 million, respectively, as of December 31, 2003. We recorded positive minority interests of NT$1,845 million in 2004 compared to NT$609 million in 2003. Our depreciation and amortization expenses increased to NT$3,537 million in 2004 from NT$2,715 million in 2003. The increase in depreciation and amortization in 2004 was primarily due to the acquisition of property, plant and equipment and the impact of consolidating the financial results of ThaiLin, ChipMOS Logic, Chantek and First Semiconductor Technology, Inc. and because we incurred less incremental depreciation expenses from the purchase of new equipment.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled NT$4,976 million (US$152 million) in 2005, compared to NT$10,142 million in 2004. The decrease in net cash used in investing activities primarily reflected a decrease of NT$2,646 million (US$81 million) in short-term investments in 2005 and the acquisition of NT$7,651 million (US$233 million) for property, plant and equipment in 2005 as compared to the acquisition of NT$8,236 million of property, plant and equipment in 2004.

Net cash used in investing activities totaled NT$10,142 million in 2004, compared to NT$743 million in 2003. Net cash used in investing activities in 2004 primarily reflected capital expenditures of NT$8,236 million in the acquisition of property, plant and equipment and an increase of NT$1,869 million in short-term investments.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities totaled NT$1,261 million (US$38 million) in 2005, compared to NT$5,697 million net cash provided by financing activities in 2004. Net cash used in financing activities primarily reflected NT$1,200 million (US$37 million) repayments on long-term bonds and NT$333 million (US$10 million) repayments on short-term bank loans, partially offset by proceeds from long-term loans of NT$318 million (US$10 million).

Net cash provided by financing activities totaled NT$5,697 million in 2004, compared to NT$1,841 million net cash used in 2003. Net cash provided by financing activities in 2004 primarily reflected net proceeds of NT$2,739 million from the issuance of convertible notes, borrowings of NT$2,725 million in long-term loans, partially offset by a NT$984 million repayment of bank loans, and net proceeds of NT$1,245 million from the issuance of stock.

Tabular Disclosure of Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2005 for the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year		2-3 years	4-5 years	More than 5 years
	NT$	NT$		NT$	NT$	NT$
	(in millions)
Long-term debt(1)	$10,016.8	$5,339.4	(3)	$3,216.1	$1,434.3	$27.0
Short-term loans(1)	626.5	626.5		—	—	—
Working capital loans	251.5	251.5		—	—	—
Other short-term obligations	375.0	375.0		—	—	—
Operating leases	274.5	21.7		45.5	44.2	163.1
Investment(2)	8,118.0	5,576.0		2,542.0	—	—
Total contractual cash obligations	$19,035.8	$11,563.6		$5,803.6	$1,478.5	$190.1

(1)	Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2005 level throughout all relevant periods.
(2)	Represents commitment to build a new facility in Shanghai Qingpu Industrial Zone and includes commitments under our agreement with Spansion.
(3)	Includes potential obligation in connection with the right of the holders of the convertible notes to cause ChipMOS Bermuda to repurchase the notes on November 3, 2006 at a repurchase price equal to 100% of the principal amount thereof plus any accrued but unpaid interest up to, but excluding, the date of repurchase. If the holders of the convertible notes do not exercise the right to cause the repurchase of the convertible notes, the notes will continue to be due in 2009 subject to the terms and conditions of the notes. See “—Capital Resources.”

In addition, the following table summarizes our other commercial commitments as of December 31, 2005 for the periods indicated:

	Total Amounts Committed	Amount of Commitment Expiration Per Period
Our Commercial Commitments		Less than 1 year	2-3 years	4-5 years	Over 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Lines of credit	$2,208.3	$2,208.3	—	—	—
Total commercial commitments	$2,208.3	$2,208.3	—	—	—

Capital Resources

Capital expenditure in 2003 was funded by NT$1,932 million cash flows from operations and an increase of NT$224 million in bank loans. Capital expenditure in 2004 was funded by NT$7,632 million cash flows from operating activities and NT$5,697 million cash flows from financing activities. Capital expenditure in 2005 was funded by NT$5,918 million (US$180 million) cash flows from operations.

We have budgeted capital expenditures of approximately NT$12,071 million (US$368 million) for 2006 and NT$6,560 million (US$200 million) for 2007. Our budgeted capital expenditures for 2006 includes our currently anticipated capital expenditures to purchase equipment under our agreement with Spansion. See “Item 3. Key Information—Risk Factors—If we fail to obtain sufficient capital to purchase equipment meeting the forecasted capacity requirement under our agreement with Spansion, we will be in breach of the agreement.” In January 2006, we obtained a syndicated loan facility of NT$6 billion (US$183 million) from banks in Taiwan to fund part of the purchases required under our agreement with Spansion. We anticipate, subject to market conditions, issuing additional debt, convertible debt or equity securities and raising short- or long-term borrowings to fund our capital expenditure.

Our budgeted capital expenditure for 2006 also includes capital expenditure by ChipMOS Shanghai for its planned expansion of its capacity, including equipment used to provide LCD and other flat-panel display driver semiconductor testing and assembly services. We currently expect to fund ChipMOS Shanghai’s remaining investment requirement through issuance of additional debt or equity securities and/or long-term borrowings.

As of December 31, 2005, we had long-term bank loans amounting to NT$6,735 million (US$205 million), NT$5,000 million (US$152 million) of which are collateralized by equipment; NT$630 million (US$19 million) are collateralized by land and buildings and NT$35 million (US$1 million) are collateralized by time deposits:

•	NT$1,277 million (US$39 million) of these loans are floating rate loans (3.97% as of December 31, 2005) repayable quarterly from June 2004 to March 2008;

•	NT$1,143 million (US$35 million) of these loans are floating rate loans (4.72% as of December 31, 2005) repayable semi-annually from September 2004 to September 2007;

•	NT$1,000 million (US$30 million) of these loans are floating rate loans (3.72% as of December 31, 2005) repayable semi-annually from November 2006 to May 2010;

•	NT$500 million (US$15 million) of these loans are floating rate loans (3.195% as of December 31, 2005) repayable totally in September 2009;

•	NT$539 million (US$16 million) of these loans are floating rate loans (3.075% as of December 31, 2005) repayable quarterly from April 2005 to January 2011;

•	NT$286 million (US$9 million) of these loans are floating rate loans (4.845% as of December 31, 2005) repayable semi-annually from September 2004 to September 2007;

•	NT$263 million (US$8 million) of these loans are floating rate loans (2.9% as of December 31, 2005) repayable quarterly from February 2005 to November 2008;

•	NT$235 million (US$7 million) of these loans are floating rate loans (3.075% as of December 31, 2005) repayable quarterly from December 2003 to September 2008;

•	NT$150 million (US$5 million) of these loans are fixed rate loans (3.4% as of December 31, 2005) repayable quarterly from November 2004 to February 2007;

•	NT$134 million (US$4 million) of these loans are floating rate loans (3.645% as of December 31, 2005) repayable semi-annually from March 2005 to September 2006;

•	NT$130 million (US$4 million) of these loans are floating rate loans (2.5% as of December 31, 2005) repayable monthly from May 2008 to April 2020;

•	NT$103 million (US$3 million) of these loans are floating rate loans (3.89% as of December 31, 2005) repayable quarterly from December 2004 to September 2007;

•	NT$500 million (US$15 million) of these loans are fixed rate loans (4.69% as of December 31, 2005) repayable quarterly from February 2006 to November 2009;

•	NT$440 million (US$13 million) of these loans are floating rate loans (3.2% as of December 31, 2005) repayable quarterly from December 2006 to December 2010; and

•	NT$29 million (US$884 thousand) of these loans are a fixed rate industrial research and development advancement loan (1% as of December 31, 2005) repayable quarterly from January 2006 to April 2010.

In addition, NT$6 million (US$183 thousand) is an interest-free research and development subsidy from the ROC Industrial Development Bureau for developing known-good-die solutions and COF assembly and testing technology, which is repayable quarterly from July 2003 to July 2006. As of December 31, 2005, no additional credit under this loan was available as the credit line expired upon completion of the research project. ChipMOS Taiwan is obligated to pay a maximum of NT$5 million (US$152 thousand) or 2% of sales of products developed for three years after completing the project. ChipMOS Taiwan paid NT$5 million to the ROC Industrial Development Bureau in 2004.

On December 31, 2003, we obtained a syndicated loan facility in the amount of NT$2,000 million from a group of financial institutions for a term of four years. This loan facility is secured by our facilities at the Southern Taiwan Science Park and our testing and assembly equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. As of April 30, 2005, all NT$2,000 million was drawn under this loan facility.

On July 24, 2002, we obtained a syndicated loan facility in the amount of NT$2,500 million from a group of financial institutions for a term of five years. This loan facility is secured by our facilities at the Southern Taiwan Science Park and our testing and assembly equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. As of December 31, 2003, this loan facility was fully drawn. Under this loan facility, ChipMOS Taiwan is required to ensure that we and Siliconware Precision collectively maintain a percentage of direct ownership in ChipMOS Taiwan of at least 50% of outstanding shares and have control over its operations. As of December 31, 2005, we and Siliconware Precision have 98.38% of direct ownership in ChipMOS Taiwan and have control over its operations.

On July 27, 2004, we obtained a syndicated loan facility in the amount of NT$1,000 million for a term of five years. This loan facility is secured by our facilities at the Southern Taiwan Science Park and our testing and assembly equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. This loan facility was fully drawn.

In addition, on June 7, 2005, we obtained a syndicated loan facility in the amount of NT$1,000 million (US$30 million) for a term of four years. This loan facility is secured by our facilities at the Hsinchu Science Park. As of April 30, 2006, this loan facility was fully drawn.

In January 2006, we obtained a syndicated loan facility from banks in Taiwan in the amount NT$6 billion (US$183 million) for a term of five years. This loan facility is secured by our facilities at the Hsinchu Science Park and our testing and assembly equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. As of April 30, 2006, NT$1 billion was drawn under this loan facility.

In February 2006, we obtained a syndicated loan facility from banks in Taiwan in the amount NT$3 billion (US$91 million) for a term of six years. This loan facility is secured by ThaiLin’s facilities in Chupei.

On November 3, 2004, ChipMOS Bermuda issued US$85 million in convertible notes due 2009. The convertible notes bear interest at 1.75% per annum. The noteholders may convert any outstanding notes into our common shares at the conversion price of US$6.28 per share (adjusted down from the initial conversion price of US$7.85 per share). For a discussion of the accounting for the conversion feature of the convertible notes under US GAAP, see “—Critical Accounting Policies—Convertible Notes” and “—US GAAP Reconciliation.” The holders of the convertible notes have the right to cause ChipMOS Bermuda to repurchase the notes on November 3, 2006 at a repurchase price equal to 100% of the principal amount thereof plus any accrued but unpaid interest up to, but excluding, the date of repurchase.

In addition, if certain fundamental changes occur, the noteholders have the right to require us to purchase the notes at a repurchase price equal to 100% of the principal amount plus any accrued and unpaid interest on those notes to, but excluding, the repurchase date. Generally, a “fundamental change” will be deemed to have occurred if:

•	any “person” other than us and our subsidiaries is or becomes the beneficial owner of more than 50% of our common shares;

•	during any period of two consecutive years, individuals who at the beginning of such period constituted our Board of Directors cease for any reason to constitute a majority of our Board of Directors then in office;

•	the termination of trading of our common shares; or

•	certain mergers or consolidation involving us or the sale of all or substantially all of our assets.

The noteholders’ right to require us to repurchase notes upon the occurrence of a fundamental change is subject to a number of exceptions, including a trading price exception pursuant to which the repurchase right will not be exercisable if the trading price of our common shares exceeds a certain percentage of the conversion price.

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

As of December 31, 2005, we were in compliance with our financial covenants.

In August 2004, ThaiLin issued NT$1,000 million secured convertible bonds due August 3, 2009, and ChipMOS Taiwan purchased bonds in an amount of NT$100 million in that offering to maintain its percentage ownership in ThaiLin. The syndicated loan among ThaiLin, Hsinchu International Bank and a group of financial institutions, or the Financial Institutions, dated June 9, 2004, pursuant to which the Financial Institutions guaranteed the NT$1,000 million convertible bonds issued by ThaiLin in August 2004, provides that ThaiLin obtain the approval of the Financial Institutions in respect of any material investment plan not within the course of normal business operation (including any plan of purchase or disposal of the assets) of ThaiLin. All of the secured convertible bonds were converted into ThaiLin common shares.

In addition, a substantial portion of our short-term and long-term borrowings may be subject to repayment upon a material deterioration of our financial condition, results of operations or our ability to perform under the loan agreements.

Set forth below are the maturities of our long-term bank loans outstanding as of December 31, 2005:

	(in millions)
During 2006	NT$	2,301	US$	70
During 2007		2,123		65
During 2008		893		27
During 2009		1,099		33
During 2010 and onwards		319		10

	NT$	6,735	US$	205

As of December 31, 2005, certain of our land and buildings and machinery with an aggregate net book value of NT$2,423 million (US$74 million) and NT$6,470 million (US$197 million), respectively, and time deposits in the aggregate amount of NT$54 million (US$2 million) were pledged as collateral in connection with our long-term and short-term borrowings. Approximately 44% of our net property, plant and equipment in terms of book value was pledged as collateral for our long-term and short-term loans.

Our unused credit lines for short-term loans, as of December 31, 2005, totalled NT$5,635 million (US$172 million), which will expire between January 2006 and December 2006. As of December 31, 2005, we had available undrawn long-term credit facilities totaling NT$560 million (US$17 million).

As of December 31, 2005, we had short-term working capital loans of NT$250 million (US$8 million) with rates between 1.55% and 3.75%, which are due between January 2006 and December 2006. We also had credit loans for imports of machinery in the total amount of NT$218 million (US$7 million), which are due on or before June 2006.

We believe our current cash and cash equivalents, cash flow from operations and available credit facilities will be sufficient to meet our capital spending and other capital needs through the end of June 2007, other than our commitments to invest in ChipMOS Shanghai, a wholly owned subsidiary of our controlled consolidated subsidiary, Modern Mind, and our potential obligation to repurchase the convertible notes on November 3, 2006. For more information on the potential obligation to repurchase the convertible notes, see “Item 3. Key Information—Risk Factors—Risk Relating to our Industry—Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.” In order to meet ChipMOS Shanghai’s investment commitments and our potential repurchase obligation, we may borrow additional amounts and issue additional debt or equity securities.

From time to time, we evaluate possible investments and acquisitions in Taiwan, Mainland China and elsewhere and may, if a suitable opportunity arises, acquire additional capacity by making an investment or acquisition at an attractive price. We may finance these expenditures from cash flow from operations, amounts available under existing credit facilities, additional borrowing and the issuance of securities.

Off-Balance Sheet Arrangements

As of December 31, 2005, we had no off-balance sheet arrangements.

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in certain material respects from US GAAP. The following table sets forth a comparison of our net income, total assets and shareholders’ equity in accordance with ROC GAAP and US GAAP for the periods indicated:

	Year ended as of December 31,
	2003	2004	2005	2005
	NT$	NT$	NT$	US$
	(in millions)
Net income in accordance with:
ROC GAAP	$482.4	$1,675.9	$928.2	$28.3
US GAAP	485.3	1,665.5	805.4	24.6
Total assets in accordance with:
ROC GAAP	19,665.7	31,545.1	31,758.0	968.2
US GAAP	19,633.5	31,521.7	31,653.6	965.0
Shareholders’ equity in accordance with:
ROC GAAP	7,248.2	10,160.6	11,213.8	341.9
US GAAP	7,221.3	10,132.6	11,084.7	337.9

Note 27 to our audited financial statements describes the principal differences between ROC GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of certain items, including net income and shareholders’ equity. Differences between ROC GAAP and US GAAP which have an effect on our net income as reported under ROC GAAP relate to, among other things, accrual for bonuses to employees, directors and supervisors, reversal of goodwill amortization, stock bonus and impairment loss on long-term investment.

Under the recently adopted Statement of Financial Accounting Standard No. 123R “Share-Based Payment” by the Financial Accounting Standards Board and Staff Accounting Bulletin 107 “Share-Based Payment” by the SEC, share-based compensation transactions are generally required to be accounted for using a fair-value-based method and recognized as expenses in the consolidated statements of operations. The new standards became effective for the first interim period beginning after December 15, 2005. For more information, see Notes 28a and 28i to our audited consolidated financial statements.

Under Statement of Financial Accounting Standard No. 133 “Accounting For Derivative Instruments And Hedging Activities” and EITF Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock”, we are required to bifurcate and separately account for the conversion feature of our convertible notes as embedded derivatives contained in the convertible notes. Under US GAAP, we are required to carry these embedded derivatives on our balance sheet at fair value and changes in fair values of these embedded derivatives are reflected in the consolidated statement of operations. The change in fair value for embedded derivative liabilities for the conversion feature for the first quarter of 2006 under US GAAP was approximately NT$364 million (US$11 million) and the resulting net income for the first quarter of 2006 under US GAAP was approximately NT$217 million (US$7 million). For more information, see Notes 27r and 28j to our audited financial statements.

Taxation

ChipMOS Taiwan was granted a Republic of China income tax exemption for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increases in 1998, 1999 and 2000. The tax exemption relating to the expansion of production capacity in 1998 and 1999 expired on December 31, 2002. The tax exemption relating to the expansion of production capacity in 2000 expired on December 31, 2005, and has resulted in tax savings for ChipMOS Taiwan of approximately NT$34 million in 2003, approximately NT$198 million in 2004 and approximately NT$158 million (US$5 million) in 2005.

ChipMOS Taiwan is also entitled to other tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of up to 35% for certain research and development and employee training expenses (and, if the amount of expenditure exceeds the average amount of expenditure for the preceding two years, 50% of the excess amount may be credited against tax payable) and from 5% to 20% for certain investments in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of that year’s income tax liability. In 2003, 2004 and 2005, tax credits resulted in tax savings for ChipMOS Taiwan of approximately NT$83 million, NT$455 million and NT$135 million, respectively.

ThaiLin was granted a ROC income tax exemption for a period of five years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increase in 2002, which will expire on December 31, 2009. It has resulted in tax savings for ThaiLin of nil in 2003, nil in 2004 and approximately NT$39 million (US$1 million) in 2005.

ThaiLin is also entitled to other tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 5% to 20% for certain investment in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of such year’s income tax liability. In 2003, 2004 and 2005, tax credits resulted in tax savings for ThaiLin of nil, approximately NT$20 million and approximately NT$84 million (US$3 million), respectively.

Net income generated by ChipMOS Taiwan and ThaiLin after January 1, 1998, which is not distributed in the year following the year the income was generated, is subject to income tax at the rate of 10%. If that net income is subsequently distributed, the income tax previously paid on that income is credited against the amount of withholding tax payable by shareholders, who are not individuals or entities of the Republic of China (for taxation purposes), in connection with the distribution.

The ROC government enacted the ROC Alternative Minimum Tax Act (“AMT Act”) which became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 10%. However, the AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT. ChipMOS Taiwan and ThaiLin currently believe that the expected effects of the AMT on their tax expenses in 2006 will not be significant.

In accordance with the relevant tax rules and regulations of the PRC, ChipMOS Shanghai is entitled to an income tax exemption starting from the first profit making year, with a full exemption available for the first two years and a 50% exemption available for three additional years thereafter. As the first profit-making year for ChipMOS Shanghai was 2004, the profits made in the years 2004 and 2005 were fully exempt, and the profits made in the years 2006 through 2008 were subject to a 50% tax exemption. Any tax losses can only be carried forward for five years.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

Our Board of Directors currently comprises nine directors, five of whom were elected by our shareholders and four of whom were appointed by directors to fill vacancies on our board. The number of directors, which must not be less than three nor greater than nine according to our bye-laws, is set by our directors but so long as a quorum of directors remains in office, casual vacancies on the board may be filled by the board. The quorum for a meeting of the directors is set by the board and otherwise is two in number. The chairman of the board is appointed from among the members of the board.

There is no requirement under Bermuda law that a director be a shareholder.

The following table sets out the names of our directors and executive officers, their position with our company and their age as of December 31, 2005. The business address for our directors and executive officers is 11F, No. 3, Lane 91, Dongmei Road, Hsinchu, Taiwan, Republic of China.

Name	Age	Position	Term Expires
Shih-Jye Cheng	48	Chairman and Director/Chief Executive Officer	2008
Antonio R. Alvarez	50	Director	2008
Rong Hsu	56	Director	2008
Hsing-Ti Tuan	62	Director	2006
Yeong-Her Wang	50	Director	2006
Shou-Kang Chen	45	Chief Financial Officer and Director	2006	(1)
Pierre Laflamme	60	Deputy Chairman and Director	2007
Chao-Jung Tsai	52	Director	2007
Tadao Higashi	75	Director	2007
Peter Ku	58	President of ChipMOS Shanghai	—
Lafair Cho	44	President of ThaiLin	—
Robert Shen	56	President of ChipMOS USA	—
K.H. Chu	53	Vice President, Assembly Production Group	—
Jessie Lin	41	Vice President, Quality, Reliability & Assurance Center	—
Joyce Chang	45	Vice President, LCDD Production Group	—
Ricky Liu	44	Vice President, Wafer Bump and Wafer Fab Task Business Unit	—
Michael Lee	41	Vice President, Wafer Sort Business Unit	—
Ivan Hsu	40	Vice President, Memory Production Group	—
Robert Tsai	47	Vice President, Information Technology Management	—
F.J. Tsai	48	Vice President, Business Operation Management Center	—

(1)	Mr. Shou-Kang Chen was appointed on June 23, 2005 to fill the vacancy resulting from the resignation of Mr. Hung-Chiu Hu on June 2, 2005.

Shih-Jye Cheng has served as one of our directors and chief executive officer since our inception. He was our deputy chairman from our inception to May 2004 and became our chairman in May 2004. He has also served as a director and president of ChipMOS Taiwan since 1997, the chairman of ChipMOS Taiwan since June 2003, the chairman of ThaiLin since 2002 and a director of Syntax-Brillian Corporation since December 2005. He was the chairman of ChipMOS Shanghai from 2002 to June 2005, the chairman of Chantek from 2002 to November 2005, the chairman of ChipMOS Logic from January 2004 to November 2005, the chairman of AMCT from 2003 to April 2004 and a director of Ultima Electronics Corp. from 2000 to June 2003. He was a division head of the back-end operation of Mosel Vitelic Inc. from 1992 to 1997. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University. Mr. Cheng is currently under indictment of the Taipei District Prosecutor’s Office. For more information, please see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The ongoing criminal investigation involving Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline.”

Antonio R. Alvarez has served as a director of our company since July 2005. Mr. Alvarez has been the president and chief executive officer, and a director of Leadis Technology Inc. since November 2005. He was senior vice-president and general manager of the memory products division of Cypress Semiconductor Corporation from 1998 to July 2005, and senior vice-president of research and development from 1991 to 2001. He holds master’s and bachelor’s degrees in electrical engineering from Georgia Institute of Technology, where he is a member of the advisory board of the Electrical Engineering Department. He is a member of the Institute for Electrical and Electronic Engineers.

Rong Hsu has served as a director of our company since July 2005. Mr. Hsu has been the vice president of SPatial Photonics Inc. since May 2006. He was a founder of eLCOS Microdisplay Technology Group where he was the president from April 2001 to December 2005, senior director of operations at Aurora Systems Co. from 1999 to March 2001, director of manufacturing for micro-display systems and testing at S-Vision Co. from 1996 to 1999, manager of manufacturing at nCHIP Co. from 1991 to 1996, research engineer at Lawrence Livermore National Laboratory from 1988 to 1991 and senior engineer at Intel Corporation from 1982 to 1988. He has a doctorate degree in engineering material from the University of Maryland, a master’s degree in material science from Brown University and a bachelor’s degree in mechanical engineering from National Taiwan University. He is a founding member and senior advisor of the Chinese American Semiconductor Professional Association.

Hsing-Ti Tuan has served as a director of our company since August 2000. Mr. Tuan currently is E.V.P. and the deputy chairman of ProMOS Technologies Inc. Mr. Tuan has served as a director of ProMOS Technologies Inc. since 1997. He has been the president of Mosel Vitelic Corp., USA since 1994. He was the acting president of Mosel Vitelic Inc. from November 2004 to December 2005 and previously served as the executive vice president of their research and development division. He was also the vice president of Mosel Vitelic Inc. from 1992 to 1996. Mr. Tuan also serves as a director of Mosel Vitelic Inc. and SyncMOS Technology International. Mr. Tuan holds a master’s degree in electrical engineering from Utah State University and a bachelor’s degree in electrical engineering from National Cheng Kung University in Taiwan.

Yeong-Her Wang was appointed on July 19, 2004 by our Board of Directors to fill the vacancy resulting from John Yee Woon Seto’s resignation on May 19, 2004. He has been a professor in the Department of Electrical Engineering of National Cheng Kung University since 1992. There he was also an associate dean of the College of Engineering between 1999 and 2003, chairman of the Department of Electrical Engineering between 1996 and 1999, associate director of the Department of Electrical Engineering between 1993 and 1996 and director of the Electrical Factory, College of Engineering between 1995 and 1996. Mr. Wang holds Ph.D., master’s and bachelor’s degrees from National Cheng Kung University in Taiwan.

Shou-Kang Chen was appointed on June 23, 2005 by our Board of Directors to fill the vacancy resulting from Hung-Chiu Hu’s resignation on June 2, 2005. He has served as our chief financial officer, investor relations officer and head of the finance division of ChipMOS Taiwan since 2002. He was the head of our strategy development department from 2000 to 2001. He was the department head of the quality lab of ChipMOS Taiwan from 1998 to 2000. Mr. Chen holds a bachelor’s degree in mining and petroleum engineering and a master of science degree and a Ph.D. degree from the graduate school of mining, metallurgy and material science of National Cheng Kung University in Taiwan.

Pierre Laflamme has served as a director of our company since February 2001, and as our deputy chairman since June 2005. Since July 2003, he has done international consultancy works and also participated in elaborating new residential housing concepts and projects. He was the president and chief operating officer of SGF Tech Inc. from January 2000 to July 2003. Before that, he was the vice president of high technology investments of Société Générale de Financement du Québec from 1997 to 2000. He was the senior vice president of Solidarity Fund from 1996 to 1997 and a deputy minister of the Quebec Prime Minister’s Department from 1994 to 1996. Mr. Laflamme holds a bachelor’s degree in Architecture from Université de Montréal.

Chao-Jung Tsai has served as one of our directors since November 2004. Mr. Tsai was a director of ChipMOS Taiwan from January 2001 to December 2005, as a representative of Siliconware Precision, where he has been a director since June 2005 and served as a supervisor from June 2002 to June 2005. He has also been a supervisor of Phoenix Precision Technology Co. Ltd. since June 2005. He was previously president of Grand Cathay Securities Co., Ltd. and assistant vice president of China Trust Commercial Bank Co., Ltd. Mr. Tsai received his bachelor’s degree in statistics from National Cheng Kung University and master’s degree in management of technology from National Chiao Tung University in Taiwan. He holds Taiwan CPA and CFA licenses.

Tadao Higashi was appointed on April 1, 2005 by our Board of Directors to fill the vacancy resulting from Robert Ma Kam Fook’s resignation on December 18, 2004. He was executive vice president of OKI Electric Industry Co., president of OKI Semiconductor Company between 1991 and 1995, and director of the OKI Semiconductor Business Group. Mr. Higashi holds a degree in electrical engineering from Osaka University in Japan.

Peter Ku has served as a president of ChipMOS Shanghai since 2002. He was vice president of ChipMOS Taiwan from 2001 to 2002, president of Walton Advanced Electronics Ltd. from 1998 to 2001 and a director of Microchip Technology Taiwan from 1995 to 1998. Mr. Ku received a master’s degree in solid state electronics from National Cheng Kung University in Taiwan.

Lafair Cho has served as ThaiLin’s president since December 1, 2003 and a director since December 30, 2002. He was vice president of ThaiLin from February 1, 2003 to November 30, 2003. He has also served as vice president of the memory production group of ChipMOS TECHNOLOGIES INC. from July 2003 to August 2004 and as a director of ChipMOS Taiwan since October 2003. He served as a deputy assistant vice president of the IC testing division of ChipMOS Taiwan from April 2000 to December 2001 and as an assistant vice president of the IC testing division of ChipMOS Taiwan from January 2002 to January 2003. He served as manager of production material control of Mosel Vitelic Inc. from 1993 to 1997. He holds a master’s degree in industrial management from National Cheng Kung University in Taiwan.

Robert Shen has served as the president of ChipMOS U.S.A., Inc. since June 2005. He served as vice president of worldwide operations for Integrated Silicon Solution, Inc. from 1992 to 2005 and vice president for Atari (USA) Corp. from 1986 to 1992. He received a bachelor’s degree in industrial engineering from Tunghai University in Taiwan and an MBA from Northwestern Polytechnic University in the USA.

K.H. Chu has served as ChipMOS Taiwan’s vice president of assembly production group since June 2004. He was assistant vice president of ChipMOS Taiwan from 2002 to 2004 and vice president of E&R Engineering Corp. from 1999 to 2002. Mr. Chu received a bachelor’s degree in engineering from National Cheng Kung University in Taiwan.

Jessie Lin has served as ChipMOS Taiwan’s vice president of quality, reliability and assurance center since June 2004. She was assistant vice president of ChipMOS Taiwan from 2003 to 2004 and deputy assistant vice president of ChipMOS TECHNOLOGIES INC. from 2000 to 2003. Ms. Lin received a bachelor’s degree in industrial engineering from Chung Yuan Christian University in Taiwan.

Joyce Chang has served as ChipMOS Taiwan’s vice president of LCD Driver production group since June 2004. She was assistant vice president of ChipMOS Taiwan from 2002 to 2004 and manager of ChipMOS TECHNOLOGIES INC. from 2000 to 2002. Ms. Chang received a bachelor’s degree from Chung Yuan Christian University in Taiwan.

Ricky Liu has served as ChipMOS Taiwan’s vice president of wafer bump and wafer fab task business unit since June 2004. He was executive vice president of AMCT from 2003 to 2004 and director of the foundry division of Nanya Technology Corp from 2001 to 2003. Mr. Liu received a bachelor’s degree from National Cheng Kung University in Taiwan.

Michael Lee has served as ChipMOS Taiwan’s vice president of wafer sort business unit since June 2004. He was assistant vice president of ChipMOS Taiwan from 2003 to 2004 and assistant vice president of King Yuan ELECTRONIC CO., LTD. from 2002 to 2003. Mr. Lee received a master’s degree from National Chiao Tung University in Taiwan.

Ivan Hsu has served as ChipMOS Taiwan’s vice president of memory production group since December 2004. He was ChipMOS Taiwan’s assistant vice president from 2003 to 2004 and deputy assistant vice-president from 2002 to 2003. Mr. Hsu received a bachelor’s degree from Feng Chia University in Taiwan.

Robert Tsai has served as ChipMOS Taiwan’s vice president of information technology management center since October 2005. He was ChipMOS Taiwan’s assistant vice president from 2003 to September 2005 and deputy assistant vice president from 2002 to 2003. Mr. Tsai received a bachelor’s degree from Soochow University in Taiwan.

F.J. Tsai has served as ChipMOS Taiwan’s vice president of business operation management center since November 2005. He was the president of Chantek from 2003 to 2005. He also served as an assistant vice president of the strategy development center of ChipMOS Taiwan from 1998 to 2003. He received a master’s degree in business administration from National Sun Yat-Sen University in Taiwan.

Board Practice and Terms of Directorship

Our Board of Directors consists of three classes of directors. The first class of directors, consisting of Shih-Jye Cheng, Antonio R. Alvarez and Rong Hsu, is up for re-election at the annual general meeting in 2008 and then every third annual general meeting thereafter. The second class, consisting of Hsing-Ti Tuan, Yeong-Her Wang and Shou-Kang Chen, is up for re-election at the annual general meeting in 2006 and then every third annual general meeting thereafter. The third class, consisting of Tadao Higashi, Pierre Laflamme and Chao-Jung Tsai, is up for re-election at the annual general meeting in 2007 and then every third annual general meeting thereafter.

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

Share Ownership

As of December 31, 2005, none of our directors or executive officers held, for his or her own account, 1% or more of our outstanding common shares.

Compensation and Compensation Committee

The aggregate compensation paid in 2005 to our directors and our executive officers, including cash and share bonuses, was approximately NT$87 million (US$3 million). In 2004, we granted options to purchase 228,000 of our common shares to our executive directors and executive officers as set forth in the table below. These options will vest over a period of four years, with an equal proportion vesting on each of August 13, 2005, 2006, 2007 and 2008.

Number of shares issuable upon exercise of options	Expiration date	Exercise price	Consideration paid for options granted
228,000	August 13, 2010	US$3.60	None

We did not set aside any money for pension, retirement or similar benefits for our directors in 2005.

We do not provide our directors with any benefits upon termination of employment.

Our compensation committee currently consists of Pierre Laflamme, Antonio R. Alvarez and Yeong-Her Wang. This committee reviews and recommends to our Board of Directors the compensation of all our directors and officers on at least an annual basis.

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

The audit committee currently consists of Pierre Laflamme, Yeong-Her Wang and Tadao Higashi, all of whom are independent directors according to Nasdaq requirements. As of December 31, 2005, there was not an audit committee financial expert serving on our audit committee.

Nominations Committee

Under our nominations committee charter adopted on August 26, 2005, our nominations committee will:

•	identify individuals qualified to become members of the Board of Directors, select or recommend nominees to the Board of Directors and, in the case of a vacancy of a director, recommend to the Board of Directors an individual to fill such vacancy;

•	develop and recommend to the Board of Directors standards to be applied in making determinations as to the absence of material relationships between us and a director;

•	identify members of the Board of Directors qualified to fill vacancies on any committee thereof and recommend the appointment of the identified member(s) to the respective committee;

•	assist our management in the preparation of the disclosure in our annual proxy statement regarding the operations of the nominations committee; and

•	perform any other duties or responsibilities expressly delegated to the nominations committee by the Board of Directors from time to time relating to the nomination of members of the Board of Directors and any committee thereof.

Pierre Laflamme, Rong Hsu and Yeong-Her Wang are currently the members of our nominations committee. Our nominations committee was established on May 14, 2004.

Special Investigation Committee

On December 21, 2004, in connection with alleged embezzlement at Pacific Electric by our former directors, Mr. Hung-Chiu Hu and Mr. Jwo-Yi Miao, and money laundering by our former director, Mr. Robert Ma Kam Fook, our board established a special investigation committee to identify and investigate any past and present dealings between ChipMOS Bermuda, including any of its subsidiaries and affiliates, and Messrs. Hu, Miao and Ma, and any companies or entities affiliated with them. For additional information on the allegations, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Relationship with Mosel—The ongoing criminal investigations and trial involving Mr. Hung-Chiu Hu, Mr. Robert Ma Kam Fook and Mr. Jwo-Yi Miao, our former directors, could have a material adverse effect on our business and cause our stock price to decline.”

The special investigation committee was solely comprised of Messrs. Pierre Laflamme and Yeong-Her Wang, two of the Company’s independent directors. Concurrent with the establishment of the special investigation committee, our board requested the resignations of Mr. Hu and Mr. Miao, who subsequently resigned from our board on June 2, 2005 and June 8, 2005, respectively. On December 21, 2004, our board also accepted the resignation of Mr. Ma. The special investigation committee engaged Ernst & Young as its forensic accounting advisor and Baker & McKenzie as its legal advisor to review transactions that were similar in nature to the transactions that allegedly implicated Messrs. Hu, Miao and Ma at Pacific Electric as well as significant related party transactions between ChipMOS Bermuda, including its subsidiaries and affiliates, and Messrs. Hu, Miao and Ma and any companies or entities affiliated with any of them. The special investigation committee also engaged Hong Kong counsel.

On June 23, 2005, the special investigation committee presented its final report to our Board of Directors. The special investigation committee concluded that the review conducted by Ernst & Young and Baker & McKenzie did not reveal previously unknown information regarding losses suffered by ChipMOS Bermuda, other than a potential liability relating to a credit facility entered into with Trident (Asia) Investments Limited (“Trident”) and HSH Nordbank AG, Hong Kong Branch (“Nordbank”). The special investigation committee noted that total losses from transactions reviewed by it in the amount of NT$454 million (US$14 million), relating to impairment losses and realized losses of certain investments, were reflected in our 2002, 2003 and 2004 financial statements, and a potential decline in the value of our investment in respect of Ultima Technology Corp. (BVI). In 2005, we recognized an impairment loss of US$188 million (US$6 million) as a result of the decline in the value of our investment to Ultima Technology Corp. (BVI). See, Notes 4, 9 and 20 to our audited consolidated financial statements contained in this annual report and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Other Related Party Transactions.” For information regarding the credit facility, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Relationship with Mosel—ChipMOS Bermuda and ChipMOS Hong Kong may be held liable for outstanding loan balances drawn down by Trident as joint borrowers under a credit facility entered into with Nordbank.” The special investigation committee did not make any factual findings as to the business purpose of the transactions reviewed or as to persons at the Company responsible for such transactions. On August 26, 2005, our board dissolved the special investigation committee.

The Special Investigation Committee provided the following recommendations to our Board of Directors:

•	reinforce the internal controls related to the Company’s investment decisions, including the design and adoption of comprehensive internal control procedures for investments in connection with the Company’s implementation of the internal control procedures required to comply with Section 404 of the Sarbanes Oxley Act of 2002 (“Section 404”);

•	strengthen the role of the Board of Directors in overseeing the Company’s investment activities;

•	develop an internal control mechanism applicable to the Company’s selection of banks that the Company will use for deposits so as to address both commercial risks and reputational risks; and

•	develop more prudent and conservative procedures regarding the entry by the Company into banking or other credit relationships.

As of December 31, 2005, we have taken the following measures to implement the recommendations of the Special Investigation Committee:

•	engaged Ernst & Young to advise on the internal control over financial reporting requirements under Section 404, including testing and monitoring the effectiveness of our internal controls over financial reporting;

•	enhanced the Board of Directors’ ability to oversee our financial activities by adopting new internal control procedures, pursuant to which decisions relating to derivatives, loans to others, endorsement and guarantee for third parties, and equity investments, exceeding certain limits, are subject to the Board of Directors’ approval; and

•	reduced the risks inherent in banking or other credit activities by adopting new internal control procedures, under which the application for any credit line or the opening of any account at any overseas banks is required to be approved by the Board of Directors.

Special Committee

In connection with the indictment of Mr. Shih-Jye Cheng by the Taipei District Prosecutor’s Office, our board of directors formed a special committee to evaluate the circumstances surrounding the indictment. The Special Committee is comprised of three independent directors, Messrs. Yeong-Her Wang, Rong Hsu and Pierre Laflamme. It has engaged Preston Gates & Ellis LLP as its independent international legal counsel and Baker & McKenzie as its independent ROC legal counsel, and Diwan, Ernst & Young as its accounting advisor to assist in its evaluation and provide recommendations. The legal counsels and accounting advisor to the special committee are currently in the process of finalizing the investigation, and as a result, the Company is not in a position to estimate when and how the investigation will conclude. See “Item 3. Key Information—Risk Factors—The ongoing criminal investigation involving Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline”.

Employees

The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the functions indicated:

	As of December 31,			As of March 31,
Function	2003	2004	2005	2006
General operations	1,658	2,569	2,632	2,789
Quality control	244	405	387	428
Engineering	578	1,130	1,125	1,269
Research and development	157	188	224	225
Sales, administration and finance	137	222	202	203
Others	365	411	335	384

Total	3,139	4,925	4,905	5,298

The following table sets forth, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,			As of March 31,
Location	2003	2004	2005	2006
ChipMOS H.K. Taiwan Branch (Hsinchu)	—	—	13	14
ThaiLin (Hsinchu Industrial Park)	346	467	516	761
ThaiLin (Chupei City)	—	279	236	—
ChipMOS Taiwan Hsinchu Production Group	995	1,806	1,484	1,553
ChipMOS Taiwan Southern Taiwan Production Group	1,526	1,838	2,103	2,264
Shanghai	268	527	545	698
Japan and the United States	4	8	8	8

Total	3,139	4,925	4,905	5,298

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

In 2003, we granted a total of 3,464,600 share options to our employees, and during 2003, 334,600 share options were cancelled and 427,000 share options were exercised. In 2004, we granted a total of 2,809,800 share options to our employees, 309,983 share options were cancelled and 1,020,504 share options were exercised. In 2005, we did not grant any share options to our employees. In 2005, 312,750 share options were cancelled and 441,094 share options were exercised. The table below sets forth information about the share options we granted as of December 31, 2005.

Date of grant	Exercise Price	Number outstanding as of December 31, 2005	Number of Options	Exercisable on or after
April 3, 2002	4.0375	1,335,818	257,280	April 3, 2004
			540,709	April 3, 2005
			537,829	April 3, 2006

June 13, 2003	0.7650	1,575,550	420,049	December 13, 2004
			564,463	December 13, 2005
			591,038	December 13, 2006

October 1, 2003	1.7425	704,751	131,251	October 1, 2004
			184,500	October 1, 2005
			194,500	October 1, 2006
			194,500	October 1, 2007

November 3, 2003	1.7425	38,600	8,900	November 3, 2004
			9,900	November 3, 2005
			9,900	November 3, 2006
			9,900	November 3, 2007

April 30, 2004	6.63	1,205,350	308,275	April 30, 2005
			299,025	April 30, 2006
			299,025	April 30, 2007
			299,025	April 30, 2008

April 30, 2004	5.64	—	—	April 30, 2005
			—	April 30, 2006
			—	April 30, 2007
			—	April 30, 2008

August 13, 2004	3.6	1,169,500	270,775	August 13, 2005
			299,575	August 13, 2006
			299,575	August 13, 2007
			299,575	August 13, 2008

Total		6,029,569

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets out certain information as of March 31, 2006 regarding the ownership of our common shares by (1) each person known to us to be the owner of more than five percent of our common shares and (2) the total amount owned by our directors and executive officers as a group.

Identity of person or group	Number of shares owned	Percent Owned
Mosel Vitelic Inc.(1)(2)	26,159,531	38.4%
PacMOS Technologies Holdings Limited(3)	3,727,284	5.5%
Springhouse Capital LP(4)	4,178,828	6.1%
Directors and executive officers, as a group(5)	847,440	1.2%

(1)	Mosel owns 25,927,840 shares indirectly through its 100% owned subsidiary, Giant Haven Investments Ltd., and 231,691 shares indirectly through Mou-Fu Investment Ltd. Mosel is a public company listed on the Taiwan Stock Exchange whose largest known shareholder owned less than 4.3% of Mosel’s outstanding shares as of December 31, 2005.
(2)	Excludes shares owned by PacMOS Technologies Holdings Limited, or PacMOS, that may be beneficially owned by Mosel.
(3)	PacMOS is a public company listed on the Stock Exchange of Hong Kong Limited and 43% owned by Texan Management Limited and 32% owned by Vision2000 Venture Ltd. Vision2000 Venture Ltd. is 100% owned by Mosel. As a result, each of Texan Management Limited, Vision2000 Venture Ltd. and Mosel may be considered to be the beneficial owner of our common shares owned by PacMOS. We are not aware of any voting or other arrangements among Texan Management Limited, Vision2000 Venture Ltd. and Mosel with respect to control of PacMOS.
(4)	Springhouse Capital LP owned 4,178,828 shares as of December 31, 2005, according to the Schedule 13G filed by Springhouse Capital, LP, Springhouse Capital LLC and Brian Gaines on February 10, 2006.
(5)	Excludes Mosel’s beneficial ownership of our common shares which may be considered to be beneficially held by some of our directors or officers. Includes shares held by certain family members of certain directors.

As of December 31, 2005, approximately 53% of our common shares were held of record by shareholders located in the United States. All holders of our common shares have the same voting rights with respect to their shares.

As of January 12, 2001, Mosel held 65.1% of our common shares through its 100% owned subsidiary, Giant Haven Investment Ltd., and through Mou-Fu Investment Ltd., which is a 99.9% owned subsidiary of Mosel. On May 29, 2003, Mosel reduced its ownership in us from 64.5% to 44.4% through a sale of an aggregate of 11.8 million of our common shares to third-party purchasers. In July 2004, Mosel’s ownership in us was reduced to 39.1% through the completion of our sale of 7,000,000 common shares pursuant to a registration statement filed on May 21, 2004. As of March 31, 2006, Mosel indirectly owned approximately 38.4% of our common shares.

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

On February 27, 2003, Tiaoho & Co., an independent member firm of Moore Stephens International Limited, was appointed as independent auditor of ChipMOS Taiwan and on March 7, 2003, based on the recommendation of our audit committee, we appointed Moore Stephens Hong Kong as our independent auditor. We understand that Moore Stephens Hong Kong obtained the usual professional clearance from the previous auditor. Moore Stephens Hong Kong was made aware of the above-mentioned transactions, the discussions between us and our previous auditor and the conclusions of our audit committee and Lee and Li, our ROC special counsel, upon their appointment, and we confirmed to Moore Stephens Hong Kong that we had determined that these transactions were not inappropriate or impermissible under applicable laws and that all approvals of the Board of Directors required by applicable laws had been obtained. Moore Stephens Hong Kong carried out audit procedures upon these transactions, reviewed the related correspondence, and made appropriate inquiries with the previous auditor, whom we authorized to respond fully to any such inquiries. Moore Stephens Hong Kong issued an unqualified audit opinion on our 2002 financial statements.

Please see “—Other Related Party Transactions” below for further information on transactions with Mosel and its affiliates. See also, “Item 6. Directors and Senior Management and Employees—Management—Special Investigation Committee.”

Other Related Party Transactions

Mosel Vitelic Inc.

As of March 31, 2006, Mosel indirectly owned 38.4% of our outstanding shares. Mosel designs and manufactures semiconductor products, including SRAM, flash memory, LCD and other flat-panel display driver semiconductors and power-related semiconductors. In the period from July to December 2003, Mosel transferred all of its DRAM business to its affiliate ProMOS. Mosel is also engaged in the semiconductor testing and assembly business through its shareholding in our company. Although Mosel was our second-largest customer in

2003, accounting for 19% of our net revenue in 2003, it ceased to be a key customer of ours following the transfer of its DRAM business to ProMOS, with sales to Mosel accounting for 0.1% of our net revenue in 2004. Mosel and its affiliates currently have, and are expected to continue to have from time to time in the future, contractual and other business relationships with us. Our relationships include the following:

•	In April 2003, ChipMOS Taiwan purchased from third-party bondholders NT$570 million worth of index bonds, and Mosel pledged approximately 52 million ProMOS common shares as collateral for repayment of NT$290 million worth of these index bonds. On May 6, 2003, ChipMOS Taiwan sold NT$110 million and NT$90 million of the index bonds to AMCT and Chantek International Investment Ltd., a wholly-owned subsidiary of Chantek, respectively. On May 12, 2003, ChipMOS Taiwan sold NT$80 million of the index bonds to PlusMOS. The interest revenue derived from these transactions amounted to NT$6 million in 2003. On May 28, 2003, Mosel reached settlements with the holders of the index bonds, pursuant to which Mosel agreed to pay by June 2003 35% of the outstanding principal amount plus accrued interest, and the remaining 65% in 10 monthly installments. In June 2003, ChipMOS Taiwan sold all of the 52 million common shares of ProMOS for approximately NT$426 million by exercising its rights to sell such shares pledged as collateral for the repayment of NT$290 million worth of index bonds. On June 16, 2003, ChipMOS Taiwan retained approximately NT$300 million in satisfaction of the index bonds we held, and returned the remaining amount to Mosel as excess collateral realization.

•	Rental revenue from Mosel was NT$5 million, NT$5 million and NT$5 million in 2003, 2004 and 2005, respectively. The rental fees paid by us to Mosel amounted to NT$3 million, NT$2 million and NT$593 thousand in 2003, 2004 and 2005, respectively.

•	In 2004 and 2005, we purchased integrated circuits for our module business and for resale to other customers from Mosel in an aggregate amount of NT$637 million and NT$12 million (US$365 thousand), respectively.

•	In 2003, we purchased material from Mosel in an aggregate amount of NT$12 thousand.

•	In 2003, 2004 and 2005, we paid NT$4 million, NT$2 million and nil respectively, annual administrative fees to Mosel for the provision of certain administrative services.

Siliconware Precision Industries Co., Ltd.

As of March 31, 2006, Siliconware Precision owned 28.8% of the outstanding shares of ChipMOS Taiwan. Siliconware Precision is an independent provider of semiconductor testing and packaging services. Siliconware Precision currently has, and is expected to continue to have from time to time in the future, contractual and other business relationships with us. From time to time, Siliconware Precision provides assembly services to us. Often, Siliconware Precision renders these assembly services directly to our customers through customer referrals from us. On January 1, 2001, ChipMOS Taiwan entered into a subcontracting agreement for a term of two years with Siliconware Precision, pursuant to which Siliconware Precision is obligated to provide assembly services to us. This agreement was extended for another two years from January 2004 to December 2005. Every month, ChipMOS Taiwan is required to provide Siliconware Precision with a rolling forecast of requested services for the following three months. The prices of these services are to be agreed upon from time to time taking into account the cost of the packaging raw materials. In 2003, we outsourced to Siliconware Precision total sales of NT$114 million, representing 1% of our net revenue. We did not outsource any sales to Siliconware Precision in 2004 or in 2005.

Joint Venture Agreement between Mosel and Siliconware Precision

Under the terms of the joint venture agreement between Mosel and Siliconware Precision regarding the operation of ChipMOS Taiwan, Mosel has agreed, among other things, to cooperate with Siliconware Precision to ensure that ChipMOS Taiwan shares are listed on the Taiwan Stock Exchange or other stock exchange or the Republic of China Over-the-Counter Securities Exchange, and to maintain an equity interest in ChipMOS

Taiwan of at least 29% for five years after such listing. We currently have no plans to seek such a listing by ChipMOS Taiwan, and Mosel currently has no direct equity interest in ChipMOS Taiwan. Under the joint venture agreement, remedies for breaches by Mosel of or non-compliance by Mosel with these terms may include damage payments by Mosel to Siliconware Precision and the right for Siliconware Precision to purchase Mosel’s shares of ChipMOS Taiwan or to force Mosel to purchase Siliconware Precision’s shares in ChipMOS Taiwan. Mosel has provided an undertaking to us to resolve any disputes with Siliconware Precision in connection with the joint venture agreement in a manner that does not adversely affect the business, operations or financial condition of ChipMOS Taiwan or our company. See “item 3. Key Information—Risk Factors—Risks Relating to Our Relationship with Mosel—Potential defaults by Mosel under the terms of the joint venture agreement between Mosel and Siliconware Precision regarding the operation of ChipMOS Taiwan could harm our relationship with Mosel or require us to dilute our shareholding in ChipMOS Taiwan.”

Ultima Electronics Corp.

ChipMOS Taiwan is no longer a shareholder of Ultima, having disposed all of its interest in Ultima in December 2004. We provide mostly vertically integrated services and some independent testing and assembly services to Ultima. Sales to Ultima accounted for 12% in 2003, 3% in 2004 and nil% in 2005. In 2003, ChipMOS Taiwan acted as a guarantor and provided collateral for a loan in the amount of NT$600 million extended to Ultima by two Taiwan financial institutions, but as of December 31, 2005, ChipMOS Taiwan no longer acted as a guarantor for Ultima.

On December 22, 2003, ChipMOS Taiwan entered into a share purchase agreement with Caspian Worldwide Holdings Limited (BVI), or Caspian, a wholly-owned subsidiary of Ultima, for the acquisition of 30.0% of the shares of Ultima Technology Corp. (BVI), a wholly-owned subsidiary of Caspian, for a purchase price of approximately US$11 million. ChipMOS Taiwan provided Caspian with a performance bond in the amount of NT$290 million, which was returned to ChipMOS Taiwan on May 6, 2004. The investment was approved by the Investment Commission on April 19, 2004 and was made by ChipMOS Taiwan in May 2004. In 2005, we recognized an impairment loss of NT$188 million (US$6 million) as a result of the decline in the value of our investment in Ultima Technology Corp. (BVI).

For additional information on the transactions with Ultima, see “item 6. Directors, Senior Management and Employees—Special Investigation Committee.”

DenMOS Technology Inc.

We do not own any equity interest in DenMOS. As of March 31, 2006, Mosel directly owned 44.2% of common shares of DenMOS. Sales to DenMOS were NT$496 million, NT$567 million and NT$271 million (US$8 million) 2003, 2004 and 2005, respectively. We provided storage services to DenMOS in 2002, 2003, 2004 and 2005. Rental revenue from DenMOS for these storage services was NT$922 thousand, NT$455 thousand and NT$30 thousand in 2003, 2004 and 2005, respectively.

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

SyncMOS Technologies Inc.

We do not own any equity interest in SyncMOS. As of March 31, 2006, Mosel indirectly owned 41.5% of SyncMOS Technologies Inc. We provided storage services to SyncMOS Technologies Inc. and rental revenue from SyncMOS Technologies Inc. was NT$768 thousand, NT$1,126 thousand and NT$1,382 thousand (US$42 thousand) in 2003, 2004 and 2005, respectively.

Best Home Corp. Ltd.

As of March 31, 2006, ChipMOS Taiwan had a 19.9% ownership interest in Best Home. Best Home is engaged in the business of selling office supplies and providing cafeteria services. On October 11, 2002, ChipMOS Taiwan entered into a cafeteria construction and cooperation agreement with Best Home, under which Best Home is obligated to construct a cafeteria and provide cafeteria services for ChipMOS Taiwan and ChipMOS Taiwan is obligated to prepay Best Home an aggregate of NT$216 million. On December 17, 2003, ChipMOS Taiwan entered into a credit assignment agreement with Prudent Holdings Group Ltd., or Prudent, a 4% shareholder of ours, under which ChipMOS Taiwan assigned its right to the repayment of NT$216 million from Best Home under the cafeteria construction and cooperation agreement for Prudent and Prudent agreed to pay NT$216 million back to ChipMOS Taiwan by June 30, 2004. On June 25, 2004, a supplementary agreement was signed with Prudent whereby the payment date was extended to September 30, 2004 and on September 24, 2004, another supplementary agreement was signed with Prudent for the extension of the payment date to December 30, 2004. Prudent also entered into a pledge agreement on September 30, 2004 whereby the advance of NT$216 million was secured by Prudent’s shareholding in ChipMOS Bermuda to the extent of 2,360,000 common shares in favor of ChipMOS Taiwan. ChipMOS Taiwan received payment in full from Prudent on November 19, 2004.

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

Chantek has been our consolidated subsidiary since April 2004. On November 21, 2005, Chantek merged into ChipMOS Taiwan, with ChipMOS Taiwan as the surviving entity. For additional information regarding the merger, see “Item 4. Information on the Company—Our Structure and History—ChipMOS TECHNOLOGIES INC.”

CHANTEK INTERNATIONAL INVESTMENT LTD.

In July 2004, ChipMOS Taiwan acquired from Chantek International Investment Ltd. 224,833 shares of common stock of ChipMOS Logic at an aggregate price of NT$2.5 million.

ThaiLin Semiconductor Corp.

ChipMOS Taiwan leased equipment and transferred certain technology to ThaiLin pursuant to certain agreements between ThaiLin and ChipMOS Taiwan. The rents paid by ThaiLin to us amounted to an aggregate of approximately and NT$8 million 2003. We did not have rental revenue from ThaiLin in 2003. In 2003, ThaiLin purchased certain equipment from ChipMOS Taiwan for approximately NT$245 million, and sold certain equipment to ChipMOS Taiwan for approximately NT$105 million.

ThaiLin has been our consolidated subsidiary since December 2003. On December 1, 2005, ChipMOS Logic merged into ThaiLin, with ThaiLin as the surviving entity. See, “Item 4. Information on the Company— Our Structure and History—ThaiLin Semiconductor Corporation.”

ProMOS Technologies Inc.

As of March 31, 2006, ChipMOS Taiwan owned 701,231 shares, or 0.01% of ProMOS. As of March 31, 2006, Mosel directly and indirectly owned 17.3% of ProMOS. Following the transfer of Mosel’s DRAM business to ProMOS in 2003, sales to ProMOS accounted for 19% of our net revenue in 2003, 28% of our net revenue in 2004 and 28% of our net revenue in 2005.

On July 1, 2003, ChipMOS Taiwan entered into a long-term agreement with ProMOS, under which ChipMOS Taiwan reserves a specified amount of capacity for DRAM testing and assembly services to ProMOS and under which ProMOS guarantees to place orders in the amount of the reserved capacity through the end of 2006. The price for the services of ChipMOS Taiwan under this agreement will be agreed upon quarterly, based on the then fair market price. If ChipMOS Taiwan is unable to test and assemble the agreed number of DRAM, ProMOS may use a third party to cover the shortfall and ChipMOS Taiwan may be liable for any operation loss of ProMOS caused by such delay or any additional costs in using a third party to cover the shortfall. If ProMOS fails to place orders in the amount of the reserved capacity, ChipMOS Taiwan is entitled to damages calculated based on the difference between the value of the reserved capacity and the value of the actual used capacity, provided that the value of the capacity by ChipMOS Taiwan that has been used for other customers shall be deducted.

In 2004 and 2005, ChipMOS Taiwan purchased certain equipment from ProMOS for approximately NT$46 million and nil, respectively. Rental revenue from ProMOS in 2004 and 2005 was NT$14 million and NT$9 million (US$274 thousand), respectively.

Advanced Micro Chip Technology Co., Ltd.

In 2003, we purchased from AMCT certain materials in an amount of NT$5 million. AMCT became our consolidated subsidiary in January 2004.

Sun-Fund Securities Ltd.

As of March 31, 2006, ChipMOS Taiwan held a 16.7% equity interest in Sun-Fund. In 2003, we paid Sun-Fund NT$3 million for shareholders’ and related service fees. On August 30, 2004, the board of Sun-Fund resolved to liquidate Sun-Fund; however, this proposal was rejected by shareholders of Sun-Fund at shareholders meetings on September 30, 2004 and December 31, 2004.

Mou-Fu Investment Ltd.

As of March 31, 2006, Mosel held directly a 99.9% equity interest in Mou-Fu. In 2004 and 2005, we paid Mou-Fu NT$4 million and NT$3 million (US$91 thousand), respectively, for the provision of shareholders’ services. In 2004 and 2005, we paid Mou-Fu NT$2 million and NT$4 million (US$122 thousand) for management expenses, respectively.

Item 8. Financial Information

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-63.

Legal Proceedings

We are not involved in any material legal proceedings whose outcome we believe could have a material adverse effect on our business, other than a tax dispute in the amount of NT$31 million relating to our income tax for the fiscal years of 2000. We submitted our objections to this assessment to the relevant tax authority in March 2004 and are awaiting the resolution of this issue.

In February 2006, ChipMOS Taiwan and ChipMOS USA received notice of a patent infringement lawsuit brought by Tessera Technologies, Inc., or Tessera, alleging infringement of several Tessera patents and breach of an existing license agreement with ChipMOS Taiwan. ChipMOS Taiwan and ChipMOS USA expect to vigorously defend themselves in the lawsuit.

See, “Item 3. Key Information—Risk Factors—Risks Relating to Our Relationship with Mosel—The ongoing criminal investigations and trial involving Mr. Hung-Chiu Hu, Mr. Robert Ma Kam Fook and Mr. Jwo-Yi Miao, our former directors, could have a material adverse effect on our business and cause our stock price to decline” and “Item 3. Key Information—Risk Factors—The ongoing criminal investigation involving Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline” for certain information regarding legal proceedings relating to certain of our current and former directors.

Dividend Policy

To date, we have not distributed any dividends. We currently intend to retain future earnings, if any, to finance the expansion of our business and thus do not expect to pay any cash dividends for the foreseeable future. In addition, we have no current plans to pay stock dividends. ChipMOS Taiwan, our 70.4% subsidiary, and its subsidiaries and affiliates may continue to issue stock or cash dividends in accordance with local practice in Taiwan.

Item 9. The Offer and Listing

Listing

Nasdaq National Market is the principal trading market for our common shares, which are not listed or quoted on any other markets in or outside the United States. We have been quoted on the Nasdaq National Market under the symbol “IMOS” since June 19, 2001. The CUSIP number for our common shares is “G2110R106.” As of March 31, 2006, there were 68,072,524 common shares issued and outstanding. The table below sets forth, for the periods indicated, the high, low and average closing prices on the Nasdaq National Market for our common shares.

	Nasdaq(1) Price per share (US$)
	Average	High	Low
2001 (from June 19 through December 31)	2.31	5.06	1.40
2002	3.23	5.25	1.48
2003	3.19	9.39	0.85
2004	8.24	3.60	15.00
First Quarter	11.77	15.00	8.98
Second Quarter	8.83	12.11	6.82
Third Quarter	5.30	7.15	3.60
Fourth Quarter	7.18	9.56	5.54
2005	6.21	7.55	4.80
First Quarter	5.59	6.49	4.80
Second Quarter	6.52	7.25	5.82
Third Quarter	6.78	7.55	6.18
Fourth Quarter	5.92	6.75	5.42
November	5.76	6.15	5.42
December	5.76	5.99	5.52
2006	6.70	7.15	5.87
January	6.60	6.93	5.87
February	6.86	7.15	6.50
March	7.08	7.37	6.64
April	7.11	7.26	6.90
May (through May 9, 2006)	7.65	8.10	7.14

(1)	Trading in our common shares commenced on June 19, 2001 on the Nasdaq National Market.

Item 10. Additional Information

Description of Share Capital

Our authorized share capital consists of 250 million common shares, par value US$0.01 per share, and 75 million preferred shares, par value US$0.01 per share.

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

Preferred Shares

Currently there are no specific rights attached to the preferred shares. The specific rights of the preferred shares could include rights, preferences or privileges in priority to our common shares and the establishment of such rights or the delegation to the Board of Directors to establish such rights will need to be approved by our shareholders. As of December 31, 2005, no preferred shares have been issued by the Company.

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

As an exempted company, we may not participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda, except (i) land acquired for its business by way of lease or tenancy agreement for a term not exceeding fifty years, or (ii) with the consent of the Minister of Finance granted in his discretion, land by way of lease or tenancy agreement for a term not exceeding twenty-one years in order to provide accommodation or recreational facilities for its officers and employees; (2) the taking of mortgages on land in Bermuda to secure an amount in excess of US$50 thousand without the consent of the Bermuda Minister of Finance; or (3) the carrying on of business of any kind in Bermuda, except in furtherance of our business carried on outside Bermuda or under a license granted by the Bermuda Minister of Finance. In addition, present BMA policy permits no more than 20% of the share capital of an exempted company to be held by Bermuda persons.

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

Material Contracts

We have entered into the following contracts within the two years preceding the date of this annual report that are or may be material:

•	Deed of assignment, dated December 17, 2003, between ChipMOS Taiwan and ChipMOS Bermuda, as amended on May 14, 2004 and October 11, 2004, pursuant to which ChipMOS Taiwan assigned to ChipMOS Bermuda, ChipMOS Taiwan’s right under the convertible note issued by Modern Mind with respect to US$16,500,745 and accrued interest thereon for a purchase price of US$16,594,249.93, US$7,894,249.93 of which was paid in July 2004 and US$8,700,000 of which was paid to ChipMOS Taiwan in November 2004. As a result of this assignment and an assignment by Jesper Limited dated December 27, 2002 to ChipMOS Bermuda of Jesper Limited’s rights under the convertible note issued by Modern Mind with respect to US$20,999,255 and accrued interest thereon, ChipMOS Bermuda obtained the entire rights under the US$37.5 million convertible note issued by Modern Mind.

•	Assignment agreement, dated April 7, 2004, between ChipMOS Bermuda and ChipMOS Taiwan, as amended on May 14, 2004 and October 11, 2004, pursuant to which ChipMOS Taiwan transferred all of the technologies it owned to ChipMOS Bermuda for a purchase price of US$19.7 million, which was paid in November 2004.

•	Patent license agreement, dated April 7, 2004, between ChipMOS Bermuda and ChipMOS Taiwan, as amended in July 8, 2004, October 11, 2004 and December 30, 2004, pursuant to which ChipMOS Bermuda granted to ChipMOS Taiwan a non-exclusive royalty-bearing license with respect to certain patents and patent applications until the expiration of the term of the last of these patents. Under the patent license agreement, ChipMOS Taiwan will pay ChipMOS Bermuda a royalty in the aggregate of US$20 million, payable in 80 quarterly installments of US$250 thousand each. The first installment was paid in April 2005.

•	Master loan agreement, dated July 12, 2004, among ChipMOS Bermuda, as lender, Modern Mind, as borrower, and Jesper Limited, as guarantor, pursuant to which ChipMOS Bermuda provided on July 29, 2004 a loan in an amount of US$62.8 million in the form of a demand note issued by Modern Mind and pursuant to which ChipMOS Bermuda may be willing to provide Modern Mind from time to time additional funds in the form of demand notes. The demand notes are convertible at any time into common shares representing, immediately after the conversion, almost 100% of the then outstanding common shares of Modern Mind at a conversion rate of US$1.00 for each common share of Modern Mind. Payment under the demand notes is fully and unconditionally guaranteed by Jesper Limited and secured by a security interest in the entire equity interest in Modern Mind and ChipMOS Shanghai. Moreover, under the master loan agreement, Jesper Limited granted ChipMOS Bermuda an irrevocable option to acquire the common shares of Modern Mind then owned by Jesper Limited.

•	A merger agreement, dated June 16, 2005, between ChipMOS Taiwan and Chantek, as amended on September 2, 2005, whereby Chantek agreed to be merged into ChipMOS Taiwan, with ChipMOS Taiwan as the surviving entity. Under the merger agreement, as amended on September 2, 2005, shareholders of Chantek (other than ChipMOS Taiwan) were entitled to elect to receive cash or ChipMOS Taiwan shares in exchanges for their Chantek shares at the ratio of 3.6 to 1. As a result, ChipMOS Taiwan paid NT$81 million in cash and issued 6 million shares to Chantek shareholders pursuant to the merger agreement. The transaction closed on November 21, 2005.

•	A merger agreement, dated August 15, 2005, between ThaiLin and ChipMOS Logic, whereby ChipMOS Logic agreed to be merged into ThaiLin, with ThaiLin as the surviving entity. Under the merger agreement, shareholders of ChipMOS Logic received one common share of ThaiLin in exchange for 2.8 common shares of ChipMOS Logic. The transaction closed on December 1, 2005.

•	Assembly and testing services agreement, dated November 27, 2005, between ChipMOS Taiwan and Spansion, pursuant to which the parties will enter into one or more statements of work, under which ChipMOS Taiwan will reserve capacity for Spansion for the assembly and testing services and Spansion will place purchase orders in accordance with the terms of the agreement. Pursuant to the first statement of work, effective from September 15, 2005, ChipMOS Taiwan is obligated to purchase and to install wafer sorting tester and probers in the agreed upon quantity and to provide the wafer sorting services to Spansion, and Spansion undertakes to compensate us for failure to sufficiently utilize equipment installed and qualified in accordance with the agreement.

The initial term of the first statement of work is three years from the date of installation of the relevant equipment. In the event of termination, Spansion will be obligated to pay all outstanding amounts under the agreement and the applicable statements of work and the sum of compensation for failure to sufficiently utilize equipment installed and qualified.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the common shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the common shares are readily tradable on an established securities market in the United States. We believe that our shares, which are listed on the NASDAQ, are readily tradable on an established securities market in the United States; however, there can be no assurance that our shares will continue to be readily tradable on an established securities market.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount that you realize and your tax basis in your common shares. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Interest Rate Risks

As of December 31, 2005, we had aggregate debt outstanding of NT$10,121 million (US$309 million), which was incurred for capital expenditure and general operating expenses. Of our outstanding debt, 62.2% bears interest at variable rates. The interest rate for the majority of our variable rate debt varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debt had an annual weighted average interest rate of 3.7% as of December 31, 2005. Accordingly, we have cash flow and earnings exposure due to market interest rate changes for our variable rate debt. An increase in interest rates of 1% would increase our annual interest charge by NT$63 million (US$2 million) based on our outstanding indebtedness as of December 31, 2005.

As of December 31, 2005, ChipMOS Taiwan had no interest rate swap agreements outstanding. ChipMOS Taiwan had entered into five interest rate swap agreements during the year of 2004 and 2005. On October 4, 2005, ChipMOS Taiwan terminated the swap with a notional amount of NT$300 million, which was entered into on October 13, 2004, and entered into two interest rate swap agreements each with a notional amount of NT$100 million, which were terminated on November 8, 2005 and December 5, 2005, respectively. On November 2, 2005, ChipMOS Taiwan entered into an interest rate swap agreement with a notional amount of NT$200 million, which was terminated on November 4, 2005. On November 4, 2005, the swap with a notional amount of NT$500 million, which was entered into on July 28, 2004, was also terminated. For these swaps, the difference in interest rates is calculated quarterly and credited or charged in the current period. In 2004 and 2005, we recognized as NT$151 thousand of non-operating income and NT$11 million (US$335 thousand) of non-operating expense, respectively, as a result of the swaps. We and ChipMOS Taiwan did not enter into interest rate swap agreements in 2003.

Foreign Currency Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the Japanese yen and the US dollar. As of December 31, 2005, 21% of our accounts receivable are denominated in US dollars and Japanese yen, and 27% of our accounts payable and payables for properties are denominated in Japanese yen and US dollars. To minimize foreign currency exchange risk, from time to time we utilize forward exchange contracts and foreign currency options to hedge our exchange rate risk on foreign currency assets or liabilities positions. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average depreciation of the NT dollar against all other relevant foreign currencies of 5% would increase our annual exchange losses by NT$65 million (US$2 million) based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2005. As of December 31, 2003, 2004 and 2005, we had no outstanding forward exchange or foreign currency option contracts. Our net gains on forward exchange contracts were NT$0, NT$5 million and NT$2 million (US$61 thousand) for the years ended December 31, 2003, 2004 and 2005, respectively.

See Note 25 of our audited consolidated financial statements for additional information on these derivative transactions.

Item 12. Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2005.

During 2005, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

As of March 31, 2006 there was no audit committee financial expert serving on the audit committee, as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002, serving on our audit committee. Our board of directors believes that the audit committee members collectively possess sufficient financial knowledge and experience notwithstanding that none of them individually is determined to be an audit committee financial expert.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics, which applies to our directors, officers and employees. A copy of our Code of Business Conduct and Ethics is filed as Exhibit 11.1 to this annual report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

The table below summarizes the fees that we paid or accrued for services provided by Moore Stephens for the years ended December 31, 2004 and 2005.

	2004		2005
	(In thousands)
Audit Fees	NT$	7,411	NT$	6,199
Audit Related Fees		2,000		3,936
Tax Fees		—		—
All Other Fees		—		—

Total	NT$	9,411	NT$	10,135

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. For 2005, this category primarily includes the review of our financial statements contained in the registration statement on Form F-3 filed on December 9, 2005 and the audit of our financial statements contained in this annual report.

Audit-Related Fees. This category includes fees reasonably related to the performance of the audit or review of our financial statements and not included in the category of Audit Fees (described above). For 2005, this category primarily includes the review of the effectiveness of our internal control over financial reporting.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17. Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

Item 19. Exhibits

Exhibits	Description
1.1	Memorandum of Association of ChipMOS TECHNOLOGIES (Bermuda) LTD.(1)

1.2	Bye-laws of ChipMOS TECHNOLOGIES (Bermuda) LTD.(2)

2.1	Certificate of Incorporation of ChipMOS TECHNOLOGIES (Bermuda) LTD., dated August 15, 2000.(1)

4.1	Joint Venture Agreement, dated July 14, 1997, between Mosel Vitelic Inc. and Siliconware Precision Industries Co., Ltd. (1)

4.2	Asset Sales Agreement, dated June 14, 1999, between Microchip Technology Taiwan and ChipMOS TECHNOLOGIES INC.(1)

4.3	Tessera Compliant Chip License Agreement, dated April 20, 1999, between Tessera Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.4	License Agreement, dated April 1, 1999, between Fujitsu Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.5	Sales Agreement, dated February 10, 2000, between Sharp Corp. and ChipMOS TECHNOLOGIES INC.(1)

4.6	Raw Materials Processing Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.7	Raw Materials Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.8	Integrated Circuit Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.9	Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

Exhibits	Description
4.10	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.11	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.12	Land Lease Agreement, dated September 1, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.13	Purchase Agreement, dated July 31, 1997, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc.(1)

4.14	Form of Share Exchange Covenant Letter from the Company to the Shareholders.(1)

4.15	Amendment to the Integrated Circuit Processing and Warehousing Management Agreement, dated August10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC, dated September 1, 2001.(3)

4.16	Purchase Agreement, dated October 15, 2003, between ChipMOS TECHNOLOGIES INC. and DenMOS Technology Inc.(3)

4.17	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Ron How Investment Corp. (English Translation)(4)

4.18	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Yuan Shan Investment Corp. (English Translation)(4)

4.19	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc. (English Translation)(4)

4.20	Laser Stamping Machine Lease Agreement, dated November 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.21	Automatic Stamping Machine Lease Agreement, dated December 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.22	Raw Materials Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.23	Integrated Circuit Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.24	Technology Transfer Agreement, dated December 24, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.25	Tester Equipment Lease Agreement, dated November 14, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.26	Tester Equipment Lease Agreement, dated December 3, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.27	Joint Engagement Letter, undated, by and among Ultima Electronics Corp., ChipMOS TECHNOLOGIES INC. and Sun-Fund Securities Ltd. (English Translation)(4)

4.28	Lease Agreement, dated June 1, 2002, between ChipMOS TECHNOLOGIES INC. and SyncMOS Technologies, Inc. (English Translation)(4)

4.29	Technology Transfer Agreement, dated August 1, 2002, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES (Shanghai) LTD.(4)

Exhibits	Description
4.30	Promissory Note from Modern Mind Technology Limited to Jesper Limited, dated November 4, 2002.(4)

4.31	Deed of Variation, dated December 2, 2002, between Modern Mind Technology Limited and Jesper Limited.(4)

4.32	Deed of Assignment, dated December 27, 2002, between Jesper Limited and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.33	Deed of Assignment, dated June 25, 2003, between Jesper Limited and ChipMOS TECHNOLOGIES INC.(4)

4.34	Agreement, dated May 3, 2003, between Jesper Limited and Modern Mind Technology Limited.(4)

4.35	Master loan agreement, dated July 12, 2004, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Modern Mind Technology Limited and Jesper Limited.(6)

4.36	Cooperation Agreement, dated March 27, 2002, between Shanghai Qingpu Industrial Zone Development (Group) Company and ChipMOS TECHNOLOGIES (Bermuda) LTD. (English Translation)(4)

4.37	Deed of assignment, dated December 17, 2003, between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(5)

4.38	Supplemental deed of assignment, dated May 14, 2004 between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(5)

4.39	Second supplemental deed of assignment, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(6)

4.40	Assignment agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (5)

4.41	Supplemental assignment agreement, dated May 14, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (5)

4.42	Second supplemental assignment agreement, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(6)

4.43	Patent license agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.44	Supplemental patent license agreement dated July 8, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(6)

4.45	Second supplemental patent license agreement dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(6)

4.46	Third supplemental patent license agreement dated December 30, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(6)

4.47	Assembly and Testing Service Agreement, dated November 27, 2005, between ChipMOS TECHNOLOGIES INC. and Spansion LLC.(7)

8.1	List of subsidiaries of ChipMOS TECHNOLOGIES (Bermuda) LTD.

11.1	Code of Business Conduct and Ethics.(5)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

Exhibits	Description
13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

23.1	Consent of independent registered public accounting firm.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-13218), filed on February 28, 2001.
(2)	Incorporated by reference to our report on Form 6-K, dated February 19, 2002.
(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2002.
(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 30, 2003.
(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2004.
(6)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 29, 2005.
(7)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-130230), filed on December 9, 2005.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei, Taiwan, Republic of China, on May 10, 2006.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

By:	/s/ SHIH-JYE CHENG
Name: Title:	Shih-Jye Cheng Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description
1.1	Memorandum of Association of ChipMOS TECHNOLOGIES (Bermuda) LTD.(1)

1.2	Bye-laws of ChipMOS TECHNOLOGIES (Bermuda) LTD.(2)

2.1	Certificate of Incorporation of ChipMOS TECHNOLOGIES (Bermuda) LTD., dated August 15, 2000.(1)

4.1	Joint Venture Agreement, dated July 14, 1997, between Mosel Vitelic Inc. and Siliconware Precision Industries Co., Ltd.(1)

4.2	Asset Sales Agreement, dated June 14, 1999, between Microchip Technology Taiwan and ChipMOS TECHNOLOGIES INC.(1)

4.3	Tessera Compliant Chip License Agreement, dated April 20, 1999, between Tessera Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.4	License Agreement, dated April 1, 1999, between Fujitsu Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.5	Sales Agreement, dated February 10, 2000, between Sharp Corp. and ChipMOS TECHNOLOGIES INC.(1)

4.6	Raw Materials Processing Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.7	Raw Materials Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.8	Integrated Circuit Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.9	Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.10	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.11	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.12	Land Lease Agreement, dated September 1, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.13	Purchase Agreement, dated July 31, 1997, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc.(1)

4.14	Form of Share Exchange Covenant Letter from the Company to the Shareholders.(1)

4.15	Amendment to the Integrated Circuit Processing and Warehousing Management Agreement, dated August10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC, dated September1, 2001.(3)

4.16	Purchase Agreement, dated October 15, 2003, between ChipMOS TECHNOLOGIES INC. and DenMOS Technology Inc.(3)

4.17	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Ron How Investment Corp. (English Translation)(4)

4.18	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Yuan Shan Investment Corp. (English Translation)(4)

Exhibits	Description
4.19	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc. (English Translation)(4)

4.20	Laser Stamping Machine Lease Agreement, dated November 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.21	Automatic Stamping Machine Lease Agreement, dated December 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.22	Raw Materials Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.23	Integrated Circuit Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.24	Technology Transfer Agreement, dated December 24, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.25	Tester Equipment Lease Agreement, dated November 14, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.26	Tester Equipment Lease Agreement, dated December 3, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.27	Joint Engagement Letter, undated, by and among Ultima Electronics Corp., ChipMOS TECHNOLOGIES INC. and Sun-Fund Securities Ltd. (English Translation)(4)

4.28	Lease Agreement, dated June 1, 2002, between ChipMOS TECHNOLOGIES INC. and SyncMOS Technologies, Inc. (English Translation)(4)

4.29	Technology Transfer Agreement, dated August 1, 2002, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES (Shanghai) LTD.(4)

4.30	Promissory Note from Modern Mind Technology Limited to Jesper Limited, dated November 4, 2002.(4)

4.31	Deed of Variation, dated December 2, 2002, between Modern Mind Technology Limited and Jesper Limited.(4)

4.32	Deed of Assignment, dated December 27, 2002, between Jesper Limited and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.33	Deed of Assignment, dated June 25, 2003, between Jesper Limited and ChipMOS TECHNOLOGIES INC.(4)

4.34	Agreement, dated May 3, 2003, between Jesper Limited and Modern Mind Technology Limited.(4)

4.35	Master loan agreement, dated July 12, 2004, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Modern Mind Technology Limited, and Jesper Limited.(6)

4.36	Cooperation Agreement, dated March 27, 2002, between Shanghai Qingpu Industrial Zone Development (Group) Company and ChipMOS TECHNOLOGIES (Bermuda) LTD. (English Translation)(4)

4.37	Deed of assignment, dated December 17, 2003, between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(5)

4.38	Supplemental deed of assignment, dated May 14, 2004 between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD. (5)

4.39	Second supplemental deed of assignment, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(6)

Exhibits	Description
4.40	Assignment agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (5)

4.41	Supplemental assignment agreement, dated May 14, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (5)

4.42	Second supplemental assignment agreement, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(6)

4.43	Patent license agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.44	Supplemental patent license agreement dated July 8, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(6)

4.45	Second supplemental patent license agreement dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(6)

4.46	Third supplemental patent license agreement dated December 30, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(6)

4.47	Assembly and Testing Service Agreement, dated November 27, 2005, between ChipMOS TECHNOLOGIES INC. and Spansion LLC.(7)

8.1	List of subsidiaries of ChipMOS TECHNOLOGIES (Bermuda) LTD.

11.1	Code of Business Conduct and Ethics. (5)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

23.1	Consent of independent registered public accounting firm.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-13218), filed on February 28, 2001.
(2)	Incorporated by reference to our report on Form 6-K, dated February 19, 2002.
(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June17, 2002.
(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 30, 2003.
(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2004.
(6)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 29, 2005.
(7)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-130230), filed on December 9, 2005.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ChipMOS TECHNOLOGIES (Bermuda) LTD.

We have audited the accompanying consolidated balance sheets of ChipMOS TECHNOLOGIES (Bermuda) LTD. and subsidiaries (collectively the “Company”) (see Note 1) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005, all expressed in New Taiwan dollars. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2005, and the determination of shareholders’ equity and financial position at December 31, 2005 and 2004, to the extent summarized in Note 27.

/s/ Moore Stephens

Certified Public Accountants

Hong Kong

March 9, 2006

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2005 (Notes 1 and 18)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31,
	2004	2005
	NT$	NT$	US$
ASSETS			(Note 3)

CURRENT ASSETS

Cash and cash equivalents	4,849,146	4,607,003	140,457
Restricted cash and cash equivalents (Note 21)	87,041	169,309	5,162
Short-term investments—net (Notes 2, 4 and 20)	2,832,556	186,136	5,675
Notes receivable—third parties	62,206	30,580	932
Accounts receivable—net of allowance for doubtful receivables and sales return allowances of NT$275,752 in 2004 and NT$383,025 in 2005 (Notes 2 and 5)
Related parties (Note 20)	1,411,038	1,418,422	43,245
Third parties	1,926,109	2,525,864	77,008
Other receivables—net of allowance for doubtful receivables and sales return allowances of NT$16,299 in 2004 and NT$18,274 in 2005 (Notes 2 and 5)
Related parties (Note 20)	6,649	4,343	132
Third parties	164,608	161,894	4,936
Inventories—net (Notes 2 and 6)	660,951	627,471	19,130
Deferred income tax—net (Notes 2 and 19)	590,476	239,202	7,293
Prepaid expenses and other current assets	116,931	76,689	2,338

Total Current Assets	12,707,711	10,046,913	306,308

LONG-TERM INVESTMENTS (Notes 2 and 7)	642,351	404,124	12,321

PROPERTY, PLANT AND EQUIPMENT—NET (Notes 2, 8, 14 and 16)
Cost
Land	530,862	530,862	16,185
Buildings and auxiliary equipment	4,542,282	5,301,797	161,640
Machinery and equipment	22,501,165	24,632,692	750,997
Furniture and fixtures	535,902	831,579	25,353
Transportation equipment	26,972	36,951	1,127
Tools	1,386,075	1,431,778	43,651
Leasehold improvements	55,826	4,085	125

Total cost	29,579,084	32,769,744	999,078
Accumulated depreciation	(14,572,453)	(15,781,157)	(481,133)
Accumulated impairment	—	(109,275)	(3,332)
Construction in progress and advance payments	2,419,987	3,540,754	107,950

Net Property, Plant and Equipment	17,426,618	20,420,066	622,563

INTANGIBLE ASSETS—NET (Notes 2 and 9)	319,049	327,100	9,973

OTHER ASSETS
Restricted cash and cash equivalents (Note 21)	59,705	29,356	895
Employee dormitory buildings—net of accumulated depreciation of NT$59,320 in 2004 and NT$83,834 in 2005 (Note 2)	287,656	343,398	10,469
Refundable deposits	16,273	18,290	558
Goodwill (Note 2)	2,643	127,567	3,889
Others	83,061	41,216	1,257

Total Other Assets	449,338	559,827	17,068

TOTAL ASSETS	31,545,067	31,758,030	968,233

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

December 31, 2004 and 2005 (Notes 1 and 18)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31,
	2004	2005
	NT$	NT$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY			(Note 3)

CURRENT LIABILITIES
Bank loans (Note 10)	800,593	467,834	14,263
Commercial paper payable (Note 11)	—	149,413	4,555
Current portion of long-term loans (Note 16)	1,821,778	2,300,916	70,150
Current portion of long-term bonds payable (Note 14)	1,200,000	—	—
Convertible notes (Note 15)	—	2,769,288	84,430
Deferred credit	27,962	3,541	108
Notes payable—third parties	49,072	3,927	120
Accounts payable	607,806	728,709	22,217
Other payables
Related parties (Note 20)	2,833	1,236	38
Third parties (Note 12)	324,654	404,947	12,346
Income tax payable (Note 2)	26,889	87,644	2,672
Payables to contractors and equipment suppliers	440,024	465,918	14,205
Current portion of capital lease payable	5,195	—	—
Accrued expenses and other current liabilities (Note 13)	608,550	474,126	14,455

Total Current Liabilities	5,915,356	7,857,499	239,559

LONG-TERM LIABILITIES
Convertible notes (Note 15)	3,006,380	—	—
Long-term loans (Note 16)	4,594,541	4,433,851	135,178
Capital lease payable	7,205	—	—

Total Long-Term Liabilities	7,608,126	4,433,851	135,178

OTHER LIABILITIES
Deferred income tax—net (Notes 2 and 19)	508,017	92,628	2,824
Deferred credit	156,653	198,995	6,067
Accrued pension cost (Notes 2 and 17)	102,674	81,658	2,489
Guarantee deposits	1,124	1,438	44

Total Other Liabilities	768,468	374,719	11,424

Total Liabilities	14,291,950	12,666,069	386,161

MINORITY INTERESTS	7,092,498	7,878,123	240,187

COMMITMENTS AND CONTINGENCIES (Note 23)

SHAREHOLDERS’ EQUITY (Notes 2 and 18)
Capital stock NT$0.3280 (US$0.01) par value
Authorized 250,000 thousand common shares and 75,000 thousand preferred shares (2004: 150,000 thousand common shares and nil preferred shares)
Issued 67,762 thousand common shares (2004: 67,321 thousand common shares)	22,089	22,226	678
Capital surplus	9,113,331	8,917,043	271,861
Option warrants	115,394	104,015	3,171
Deferred compensation	(51,662)	(18,806)	(573)
Retained earnings	1,180,933	2,200,809	67,097
Unrealized loss on long-term investments	(567)	(1,178)	(36)
Cumulative translation adjustments	(193,384)	(10,271)	(313)
Treasury stock	(25,515)	—	—

Total Shareholders’ Equity	10,160,619	11,213,838	341,885

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	31,545,067	31,758,030	968,233

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2003, 2004 and 2005 (Notes 1 and 18)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
NET REVENUE (Notes 2, 20 and 26)
Related parties	5,072,942	4,844,424	4,603,457	140,349
Third parties	3,953,589	10,191,387	10,610,524	323,492

Total Net Revenues	9,026,531	15,035,811	15,213,981	463,841

COST OF REVENUE (Note 20)
Related parties	3,767,370	3,240,772	3,422,644	104,349
Third parties	3,692,205	7,616,737	7,839,987	239,024

Total Cost of Revenue	7,459,575	10,857,509	11,262,631	343,373

GROSS PROFIT	1,566,956	4,178,302	3,951,350	120,468

OPERATING EXPENSES (Note 20)
Research and development (Note 2)	295,033	296,411	274,432	8,367
General and administrative	439,875	673,365	793,276	24,185
Sales and marketing (Note 2)	65,367	308,471	232,871	7,100

Total Operating Expenses	800,275	1,278,247	1,300,579	39,652

INCOME FROM OPERATIONS	766,681	2,900,055	2,650,771	80,816

NON-OPERATING INCOME
Gain on sales of short-term investments (Note 2)	92,666	—	—	—
Rental (Note 20)	24,960	28,467	27,697	844
Interest	47,703	36,591	84,546	2,578
Cash dividend from short-term investments	—	—	16,897	515
Recovery of allowance for loss on short-term investments (Note 4)	—	—	85,959	2,621
Subsidy income	12,057	6,100	9,769	298
Gain on disposal of property, plant and equipment (Note 2)	98,509	63,327	68,523	2,089
Recovery of allowance for loss on Inventories (Note 6)	—	67,002	74,581	2,274
Recovery of bad debts	—	29,703	—	—
Gain on disposal of long-term investments	—	38,592	—	—
Claim received	—	—	21,000	640
Other	53,307	91,444	116,282	3,545

Total Non-Operating Income	329,202	361,226	505,254	15,404

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)

For the Years Ended December 31, 2003, 2004 and 2005 (Notes 1 and 18)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
NON-OPERATING EXPENSES
Interest	247,967	276,260	272,982	8,323
Investment loss recognized by equity method (Notes 2 and 7)	8,984	—	126,802	3,866
Financing cost	14,623	19,208	30,125	918
Allowance for loss on short-term investments (Note 4)	29,030	52,274	—	—
Loss on disposal of property, plant and equipment (Note 2)	17,497	21,504	40,831	1,245
Foreign exchange loss—net (Note 2)	78,793	33,747	28,871	880
Loss on sales of short-term investments	—	40,156	33,024	1,007
Loss on disposal of a subsidiary	—	—	2,603	79
Impairment loss for long-term investments (Note 7)	—	214,403	210,994	6,433
Impairment loss for property, plant and equipment	—	—	109,275	3,332
Loss on scrap of inventories	—	—	75,602	2,305
Loss on scrap of property, plant and equipment	—	—	35,353	1,078
Capital reduction loss for long-term investments (Note 7)	—	49,833	4,854	148
Other	9,437	49,554	40,463	1,233

Total Non-Operating Expenses	406,331	756,939	1,011,779	30,847

INCOME BEFORE INCOME TAX, MINORITY INTERESTS AND INTEREST IN BONUSES PAID BY SUBSIDIARIES	689,552	2,504,342	2,144,246	65,373
INCOME TAX EXPENSE (BENEFIT) (Notes 2 and 19)	(29,006)	(141,804)	111,949	3,413

INCOME BEFORE MINORITY INTERESTS AND INTEREST IN BONUSES PAID BY SUBSIDIARIES	718,558	2,646,146	2,032,297	61,960
MINORITY INTERESTS	(256,896)	(997,918)	(977,018)	(29,787)
INTEREST IN BONUSES PAID BY SUBSIDIARIES	—	—	(127,076)	(3,874)
PRE-ACQUISITION EARNINGS	20,723	27,654	—	—

NET INCOME	482,385	1,675,882	928,203	28,299

EARNINGS PER SHARE—BASIC	8.19	26.54	13.74	0.42

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING—BASIC	58,908	63,141	67,546	67,546

EARNINGS PER SHARE—DILUTED (Note 2)	8.12	26.38	11.82	0.36

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING—DILUTED (Note 2)	59,429	63,517	82,572	82,572

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2003, 2004 and 2005 (Notes 1 and 18)

(In Thousands of New Taiwan Dollars, Except Number of Shares)

	CAPITAL STOCK ISSUED		CAPITAL SURPLUS	OPTION WARRANTS	DEFERRED COMPENSATION	(ACCUMULATED LOSSES) RETAINED EARNINGS	UNREALIZED LOSS ON LONG-TERM INVESTMENTS (Note 2)	CUMULATIVE TRANSLATION ADJUSTMENTS (Note 2)	TREASURY STOCK	TOTAL SHAREHOLDERS’ EQUITY
	Shares	Amount
	(Thousands)	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2003	58,873	19,233	7,645,968	64,401	(39,245)	(976,917)	—	(512)	420	6,713,348
Exercise of stock options	427	146	56,815	—	—	—	—	—	—	56,961
Issuance of option warrants	—	—	—	22,273	(3,370)	—	—	—	—	18,903
Net profit for 2003	—	—	—	—	—	482,385	—	—	—	482,385
Adjustment of equity method for long-term investments	—	—	8,446	—	—	(417)	—	—	—	8,029
Translation adjustments	—	—	—	—	—	—	—	(31,388)	—	(31,388)

BALANCE, DECEMBER 31, 2003	59,300	19,379	7,711,229	86,674	(42,615)	(494,949)	—	(31,900)	420	7,248,238
Issuance of stock	7,000	2,363	1,152,081	—	—	—	—	—	—	1,154,444
Exercise of stock options	1,021	347	90,067	—	—	—	—	—	—	90,414
Issuance of option warrants	—	—	—	28,720	(9,047)	—	—	—	—	19,673
Net profit for 2004	—	—	—	—	—	1,675,882	—	—	—	1,675,882
Adjustment of equity method for long-term investments	—	—	159,954	—	—	—	(567)	—	(25,935)	133,452
Translation adjustments	—	—	—	—	—	—	—	(161,484)	—	(161,484)

BALANCE, DECEMBER 31, 2004	67,321	22,089	9,113,331	115,394	(51,662)	1,180,933	(567)	(193,384)	(25,515)	10,160,619
Effect of merger	—	—	(65,283)	—	—	—	—	—	25,515	(39,768)
Exercise of stock options	441	137	40,281	—	—	—	—	—	—	40,418
Forfeiture of option warrants	—	—	—	(11,379)	32,856	—	—	—	—	21,477
Adjustment arising from change in ownership percentage in subsidiaries	—	—	(26,046)	—	—	—	—	—	—	(26,046)
Net profit for 2005	—	—	—	—	—	928,203	—	—	—	928,203
Adjustment of equity method for long-term investments	—	—	(53,567)	—	—	—	(611)	—	—	(54,178)
Transfer of capital surplus to retained earnings	—	—	(91,673)	—	—	91,673	—	—	—	—
Translation adjustments	—	—	—	—	—	—	—	183,113	—	183,113

BALANCE, DECEMBER 31, 2005	67,762	22,226	8,917,043	104,015	(18,806)	2,200,809	(1,178)	(10,271)	—	11,213,838

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2003, 2004 and 2005 (Notes 1 and 18)

(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	482,385	1,675,882	928,203	28,299
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	2,658,307	3,438,816	4,240,633	129,287
Amortization	56,652	98,021	98,497	3,003
Deferred compensation	18,903	19,673	21,477	655
Gain on disposal of property, plant and equipment—net	(81,012)	(41,823)	(27,692)	(844)
Investment loss (gain) recognized by equity method	(11,739)	—	126,802	3,866
Gain on disposal of long-term investments	—	(38,592)	—	—
Loss on disposal of a subsidiary	—	—	2,603	79
Impairment loss for long-term investments	—	214,403	210,994	6,433
Impairment loss for property, plant and equipment	—	—	109,275	3,332
Capital reduction loss for long-term investments	—	49,833	4,854	148
Accrued pension cost	30,167	20,604	(21,016)	(641)
Deferred income tax—net	(77,217)	(184,926)	(61,471)	(1,874)
Minority interests	609,444	1,845,210	718,316	21,900
Changes in operating assets and liabilities
Notes receivable	24,829	(12,113)	31,626	964
Accounts receivable	(728,023)	(392,093)	(605,643)	(18,465)
Other receivables	(1,027,726)	976,737	5,020	153
Inventories	(169,544)	(83,150)	37,305	1,137
Prepaid expenses and other current assets	(169,027)	369,506	67,116	2,046
Other assets	(26,872)	59,852	(31,470)	(960)
Notes payable	(3,241)	19,270	(45,145)	(1,376)
Accounts payable	(49,703)	(25,528)	117,297	3,576
Other payables	70,570	(586,689)	47,906	1,461
Income tax payable	193	26,693	60,755	1,852
Accrued expenses and other liabilities	325,133	164,277	(106,442)	(3,245)
Deferred credit	(389)	17,989	(12,283)	(374)

Net Cash Provided by Operating Activities	1,932,090	7,631,852	5,917,517	180,412

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in restricted cash and cash equivalents	396,234	136,632	(50,682)	(1,545)
Decrease (increase) in short-term investments	701,628	(1,868,866)	2,646,420	80,684
Proceeds from capital reduction for long-term investments	—	9,000	—	—
Proceeds from sales of property, plant and equipment	535,490	462,756	427,475	13,033
Proceeds from sales of long-term investments	—	38,592	—	—
Proceeds from sales of intangible assets	—	600	5,996	183
Cash inflow from acquisition of subsidiary (Note 22b)	103,454	61,809	—	—
Cash inflow from disposal of a subsidiary (Note 22c)	—	—	17,081	521
Acquisitions of:
Long-term investments	(14,076)	(466,346)	(116,400)	(3,549)
Property, plant and equipment	(2,405,656)	(8,235,530)	(7,651,339)	(233,273)
Intangible assets	(30,371)	(203,606)	—	—
Employee dormitory building	(71,251)	(113,712)	(125,426)	(3,824)
Goodwill	—	(15,418)	(127,205)	(3,878)
Decrease (increase) in refundable deposits	41,493	51,909	(2,017)	(62)

Net Cash Used in Investing Activities	(743,055)	(10,142,180)	(4,976,097)	(151,710)

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

For the Years Ended December 31, 2003, 2004 and 2005 (Notes 1 and 18)

(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on:
Bank loans	(718,586)	(983,566)	(332,759)	(10,145)
Commercial paper payable	(159,427)	—	—	—
Long-term loans	(352,133)	—	—	—
Convertible notes	(283,894)	—	(237,092)	(7,229)
Capital lease payable	—	(1,533)	—	—
Long-term bonds payable	—	—	(1,200,000)	(36,585)
Treasury stock	—	(25,935)	—	—
Proceeds from:
Bank loans	223,762	—	—	—
Commercial paper payable	—	—	149,413	4,555
Convertible notes	—	2,738,769	—	—
Long-term loans	—	2,725,305	318,448	9,709
Issuance of capital stock	65,407	1,244,858	40,418	1,232
Increase (decrease) in guarantee deposits	(39,778)	(924)	314	10
Promissory loan note	(575,850)	—	—	—

Net Cash Provided by (Used in) Financing Activities	(1,840,499)	5,696,974	(1,261,258)	(38,453)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(105,104)	(68,464)	77,695	2,368

Net Increase (Decrease) in Cash and cash equivalents	(756,568)	3,118,182	(242,143)	(7,383)

Cash and cash equivalents, beginning of the year	2,487,532	1,730,964	4,849,146	147,840

Cash and cash equivalents, end of the year	1,730,964	4,849,146	4,607,003	140,457

SUPPLEMENTAL INFORMATION
Income tax paid	469	2,877	149,741	4,565

Interest paid	242,987	262,648	259,312	791

NON CASH FINANCING ACTIVITIES
Current portion of long-term loans	692,840	1,821,778	2,300,916	70,150

PARTIAL CASH PAID FOR INVESTING ACTIVITIES
Cash paid for acquisition of property, plant and equipment
Total acquisitions	2,477,902	8,330,993	7,677,233	234,062
Increase in payables to contractors and equipment suppliers	(72,246)	(95,463)	(25,894)	(789)

	2,405,656	8,235,530	7,651,339	233,273

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

ChipMOS TECHNOLOGIES (Bermuda) LTD. (ChipMOS Bermuda) was incorporated under the laws of Bermuda on August 1, 2000, and its common shares have been traded on the NASDAQ National Market since June 2001. As of December 31, 2005, ChipMOS Bermuda was 38.61% owned by Mosel Vitelic Inc. (MVI) through its wholly-owned subsidiary, Giant Haven Investment Ltd. and its indirectly-owned subsidiary, Mou-Fu Investment Ltd. (Mou-Fu). As of December 31, 2005, ChipMOS Bermuda owned 69.85% (2004: 70.34%) of the outstanding common shares of ChipMOS TECHNOLOGIES INC. (ChipMOS Taiwan) and Siliconware Precision Industries Co. Ltd. (SPIL) owned 28.53% (2004: 28.73%).

ChipMOS Taiwan was incorporated in Taiwan on July 28, 1997 as a joint venture company between MVI and SPIL. Its operations consist of testing and assembly of semiconductors. ChipMOS Taiwan also provides semiconductor testing and assembly services on a turnkey basis, which entails ChipMOS Taiwan purchasing fabricated wafers and selling tested and assembled semiconductors. In connection with a corporate restructuring on January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of ChipMOS Taiwan executed a Purchase and Subscription Agreement whereby they transferred their shares of ChipMOS Taiwan to ChipMOS Bermuda in exchange for 58,342 thousand common shares in ChipMOS Bermuda. The selling shareholders, who previously held an aggregate of 70.25% of the entire outstanding common shares of ChipMOS Taiwan, thus, became the holders of the entire outstanding common shares of ChipMOS Bermuda. Because 100% of the outstanding common shares of ChipMOS Bermuda were owned by former shareholders of ChipMOS Taiwan, the exchange of shares has been accounted for as a merger as if ChipMOS Bermuda was the acquirer. Equity and operations attributable to ChipMOS Taiwan shareholders not participating in the exchange offer were reflected as minority interest in the historical financial statements. MVI participated in the restructuring and share exchange described above and SPIL did not. On November 21, 2005, CHANTEK ELECTRONIC CO., LTD. (CHANTEK), a subsidiary of ChipMOS Taiwan since April 1, 2004, merged into ChipMOS Taiwan pursuant to the merger agreement entered into between ChipMOS Taiwan and CHANTEK in June 2005. CHANTEK stock was exchanged for ChipMOS Taiwan stock at the ratio of 3.6 to 1. As a result, ChipMOS Taiwan issued 6,215 thousand shares to CHANTEK shareholders, reducing ChipMOS Bermuda and SPIL’s interests in ChipMOS Taiwan from 70.34% and 28.73% to 69.85% and 28.53%, respectively.

ThaiLin Semiconductor Corp. (ThaiLin) was incorporated on May 15, 1996 and is listed on the GreTai Securities Market in Taiwan. ThaiLin is engaged in wafer and semiconductor testing services. On December 31, 2002, ChipMOS Taiwan acquired an equity interest of 41.8% in ThaiLin. On December 1, 2003, ChipMOS Taiwan obtained controlling influence over ThaiLin’s decisions on its operations, personnel and financial

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

policies. Therefore, ThaiLin has been consolidated into these financial statements from December 1, 2003 in spite of the fact that ChipMOS Taiwan holds an equity interest of less than 50% in ThaiLin. On December 1, 2005, ChipMOS Logic TECHNOLOGIES INC. (ChipMOS Logic) merged into ThaiLin pursuant to the merger agreement entered into between ChipMOS Logic and ThaiLin in August 2005. ChipMOS Logic stock was exchanged for ThaiLin stock at the ratio of 2.8 to 1. After the merger and as of December 31, 2005, ChipMOS Taiwan held a 34.13% (2004: 30.08%) equity interest in ThaiLin.

CHANTEK was incorporated in Taiwan in May 1989, and was listed on the GreTai Securities Market in Taiwan until it was merged into ChipMOS Taiwan. CHANTEK provided semiconductor assembly services for low-density volatile and non-volatile memory semiconductors, consumer semiconductors and microcontroller semiconductors. ChipMOS Taiwan acquired its 34% ownership interest in CHANTEK on September 16, 2002. On April 1, 2004, PlusMOS Technologies Inc. (PlusMOS) was merged into CHANTEK in a stock-for-stock merger pursuant to which shareholders of PlusMOS received 1.1 common shares of CHANTEK in exchange for one common share of PlusMOS. Upon consummation of this merger, ChipMOS Taiwan became the controlling shareholder of CHANTEK and consolidated CHANTEK since then. ChipMOS Taiwan increased its ownership in CHANTEK during 2004 and held a 68.04% interest as of December 31, 2004. On November 21, 2005, CHANTEK merged into ChipMOS Taiwan (see above).

ChipMOS Logic was incorporated in Taiwan on January 28, 2004, with ChipMOS Taiwan holding a 62.5% interest and ThaiLin holding a 37.5% interest. On March 29, 2004, ChipMOS Logic issued additional shares to institutional investors. As a result, ChipMOS Taiwan’s interest in ChipMOS Logic was diluted to 44.44% and ThaiLin’s interest was diluted to 26.67%. ChipMOS Logic was engaged in logic testing services. On April 30, 2004, WORLD WIDE TEST Technologies Inc. (WWT) merged into ChipMOS Logic, with ChipMOS Logic as the surviving entity, in a stock-for-stock merger pursuant to which shareholders of WWT received one common share of ChipMOS Logic in exchange for 10 common shares of WWT. As of December 31, 2004, ChipMOS Taiwan and ThaiLin owned approximately 56.10% and 24.62%, respectively, of ChipMOS Logic. On December 1, 2005, ChipMOS Logic merged into ThaiLin (see above).

FIRST SEMICONDUCTOR TECHNOLOGY, INC. (FST) was incorporated in the United States of America in June 1998 and engaged in IC logic testing services. ChipMOS Taiwan acquired a 67.83% ownership interest in FST on November 1, 2004, and transferred this interest to FST on April 29, 2005 pursuant to a share repurchase agreement. Accordingly, since January 1, 2005, the results of operations of FST have no longer been consolidated.

As of December 31, 2005, ChipMOS Taiwan owned 100% of the outstanding shares of both ChipMOS Japan Inc. (ChipMOS Japan) and ChipMOS USA Inc. (ChipMOS USA).

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

ChipMOS TECHNOLOGIES (H.K.) Limited (ChipMOS HK), formerly ChipMOS Far East Limited, was incorporated in Hong Kong on November 18, 2002. It is engaged in financial management and marketing and sales. ChipMOS HK is a wholly-owned subsidiary of ChipMOS Bermuda.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the accounts of ChipMOS Bermuda and all subsidiaries in which ChipMOS Bermuda (hereinafter, referred to individually or collectively as the “Company”) holds a controlling interest or voting interests in excess of 50% in accordance with the requirements of ROC Financial Accounting Standards (“FAS No. 7”) which was revised on December 9, 2004 and effective on January 1, 2005. All significant intercompany accounts and transactions have been eliminated.

The Company’s consolidated financial statements include for 2003 the financial results of ChipMOS Taiwan and its subsidiaries, ThaiLin, ChipMOS Japan and ChipMOS USA, ChipMOS HK, Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai. For 2004, the Company’s consolidated financial statements also include the financial results of CHANTEK, ChipMOS Logic and FST. For 2005, the Company’s consolidated financial statements include the financial results of CHANTEK and ChipMOS Logic up to their respective dates of merger (see Note 1).

Adoption of new ROC SFAS No. 35 “Accounting for Asset Impairment”

The Company begins to apply ROC SFAS No. 35, “Accounting for Asset Impairment” from January 1, 2005, which requires that certain assets, including properties, assets leased to others and deferred charges, to be subject to an impairment review. An impairment loss is recognized whenever the recoverable amount of the asset or the cash-generating unit is below the carrying amount of an asset.

The Company reviews the above assets to look for any indication that an asset may be impaired as of the balance sheet date. If there is an indicator that an asset may be impaired, then the Company calculates the recoverable amount of the asset or the cash-generating unit. Recoverability is determined by comparing the carrying value of the asset (or asset group) on the date it is tested for recoverability to the sum of the undiscounted cash flows expected to result from its use and eventual disposition.

After the recognition of an impairment loss, the depreciation (amortization) charged on the assets is adjusted in future periods by the revised carrying values of the assets (net of accumulated impairment), less their salvage value, on a systematic basis over their remaining useful lives.

If asset impairment loss (excluding goodwill) is reversed, the increase in the carrying value resulting from the reversal is credited to current income or debited to accumulated impairment to increase the carrying value of the asset to its recoverable amount. However, loss reversal is limited to the carrying value (net of depreciation or amortization) of the asset as if the impairment has not been recognized.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill is tested for impairment on an annual basis regardless of whether there is any indication of impairment. Recognized impairment losses of goodwill cannot be reversed.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and accounts receivable.

A substantial portion of revenue is made from a small number of customers on credit and generally without any requirement of collateral.

The Company had two customers that had balances greater than ten percent of total notes and accounts receivable as of December 31, 2004 and 2005, respectively:

	December 31,
	2004	2005
Related party (Note 20)
ProMOS Technologies Inc. (ProMOS)	35%	32%
Third party
Powerchip Semiconductor Corp. (Powerchip)	16%	12%

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

Costs of investments sold are determined by using the weighted-average method.

Allowance for doubtful receivables

The allowance for doubtful receivables reflects estimates of the expected amount of the receivables that the Company will not be able to collect. The Company first examines the available information regarding any

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

customer that the Company has reason to believe may be unable to meet its financial obligations. For these customers, the Company uses its judgment, based on the available facts and circumstances, and records a specific allowance for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific allowances are reevaluated and adjusted as additional information is received. Secondly, for all other customers, the Company maintains an allowance based on a range of percentages applied to aging categories. These percentages are based on our historical collection and write-off experience. Additional allowances may be required in the future if the financial condition of our customers or general economic conditions deteriorate, and this additional allowance would reduce the Company’s net income.

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Goodwill and negative goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the group’s interest in the fair value of the identifiable assets and liabilities of an investee company at the date of acquisition. Goodwill is recognized as an asset and amortized on a straight-line basis over its useful economic life.

Goodwill arising on the acquisition of an associate or a jointly controlled entity is included within the carrying amount of the associate or jointly controlled entity. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Negative goodwill arising on consolidation represents the excess of the group’s interest in the fair value of the identifiable assets and liabilities of an investee company over the cost of acquisition at the date of acquisition. Negative goodwill is recognized as deferred credit and amortized on a straight-line basis over its useful economic life.

Revenue recognition

Revenue from testing and assembly services is generally recognized upon shipment of tested and assembled semiconductors to locations designated by customers, including the Company’s internal warehouse for customers

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

using the Company’s warehousing services. Revenue from product sales is recognized when title of products and risks of ownership are transferred to customers, generally upon shipment of the products. Other criteria that the Company uses to determine when to recognize revenue are: (1) existence of persuasive evidence of the services provided, (2) customers’ fixed commitment to purchase the products, (3) the selling price is fixed or determinable and (4) collectibility is reasonably assured.

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

Government grant

A government grant is recognized at its fair value and credited to the income statement. Where the grant relates to an asset, the fair value is credited to a deferred income account and is recognized as income over the periods necessary to match the related amortization of the asset, on a systematic basis.

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings per share

Earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding in each period, adjusted retroactively for stock dividends and stock bonuses issued subsequently.

The following table reconciles the denominator to calculate basic and diluted earnings per share:-

	December 31,
	2003	2004	2005
Basic number of shares	58,908	63,141	67,546
Add: stock options	521	376	1,602
convertible notes	—	—	13,424

Diluted number of shares	59,429	63,517	82,572

The following table reconciles the numerator to calculate basic and diluted earnings per share:-

	Year ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Net income	482,385	1,675,882	928,203	28,299
Add: interest expense (net of tax)	—	—	48,062	1,465

Income available to common stockholders adjusted for the effects of assumed exercise of options and conversion of notes	482,385	1,675,882	976,265	29,764

Stock based compensation

Employee stock-based compensation has been accounted for under the intrinsic value based method.

3. TRANSLATION INTO U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2005, which was NT$32.80 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4. SHORT-TERM INVESTMENTS

	December 31,
	2004	2005
	NT$	NT$	US$
	(in thousands)
Stock	494,594	317,085	9,667
Open-ended funds	2,587,870	33,000	1,006
Allowance for loss on short-term investments	(249,908)	(163,949)	(4,998)

	2,832,556	186,136	5,675

Market value	2,832,556	186,136	5,675

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The market value of open-ended funds is based on the market price at year-end.

During 2004, ChipMOS Taiwan sold its investment in common stock of ProMOS at a gain of NT$10,316 thousand and later acquired 7,559 thousand shares of ProMOS at NT$104,173 thousand.

During 2005, ChipMOS Taiwan sold part of its investments in common stock of MVI and ProMOS at a loss of NT$68,402 thousand and a gain of NT$907 thousand, respectively, and ChipMOS Logic sold its investment in common stock of SPIL at a gain of NT$4,148 thousand.

As of December 31, 2005, ChipMOS Taiwan held 2,069 thousand (2004: 7,780 thousand) shares of common stock of MVI and 701 thousand (2004: 7,559 thousand) shares of common stock of ProMOS. (See also Note 20 Related Party Transactions)

5. ALLOWANCE FOR DOUBTFUL RECEIVABLES AND SALES RETURN ALLOWANCES

The changes in the allowances are summarized as follows:

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Balance, beginning of year	44,856	97,288	292,051	8,904
Additions	52,432	194,763	109,248	3,331

Balance, end of year	97,288	292,051	401,299	12,235

6. INVENTORIES—NET

	December 31,
	2004	2005
	NT$	NT$	US$
	(in thousands)
Finished goods	25,876	72,019	2,195
Work in progress	165,466	209,192	6,378
Raw materials	580,683	439,953	13,413

	772,025	721,164	21,986
Less—allowance for losses	(111,074)	(93,693)	(2,856)

	660,951	627,471	19,130

The changes in the inventory valuation allowances are summarized as follows:

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Balance, beginning of year	86,608	41,546	111,074	3,386
Additions	—	150,231	57,200	1,744
Reversals	(45,062)	(67,002)	(74,581)	(2,274)
Write offs	—	(13,701)	—	—

Balance, end of year	41,546	111,074	93,693	2,856

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. LONG-TERM INVESTMENTS

	December 31,
	2004		2005
	Carrying Value	% of Owner- ship	Carrying value		% of Owner- ship
	NT$		NT$	US$
	(in thousands, except percentage interests)
Equity method:
Ultima Technology Corp. (Ultima Technology)	374,625	30	58,124	1,772	30
Cost method:
Best Home Corp. Ltd. (Best Home)	—	19	—	—	19
Sun Fund Securities Ltd. (Sun Fund)	165,950	17	148,120	4,516	17
Vigour Technology Corp. (Vigour)	—	4	—	—	4
CDIB High Tech Investment Inc. (CDIB)	9,000	2	—	—	—
G-LINK Technology Corp., Taiwan (G-Link)	9,709	2	—	—	2
DigiMedia Technology Co., Ltd. (DigiMedia)	81,480	19	197,880	6,033	19
Integrated Silicon Solution Inc.	1,587	—	—	—	—

	642,351		404,124	12,321

The equity in net income (loss) of investee companies for the year ended December 31, 2003, 2004 and 2005 was as follows:

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Ultima Technology	—	—	(126,802)	(3,866)
PlusMOS	32,386	—	—	—
CHANTEK	(36,618)	—	—	—
Advanced Micro Chip Technology Co., Ltd. (AMCT)	(4,752)	—	—	—

	(8,984)	—	(126,802)	(3,866)

The foregoing equity in net income or loss was based on audited financial statements.

In 2004, in accordance with ROC SFAS 5, ChipMOS Taiwan deferred its recognition of the proportionate share of loss of Ultima Technology for one year to 2005. Therefore, the share of net loss of Ultima Technology in 2005 also included the share of 2004 loss of Ultima Technology.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The summarized financial information for PlusMOS, CHANTEK, AMCT and Ultima Technology is as follows:

	December 31,
	2004	2005
	NT$	NT$	US$
	(in thousands)
Ultima Technology
Current assets	1,397	2,213	67

Non-current assets	295,563	52,934	1,614

Current liabilities	127	317	10

Non-current liabilities	—	—	—

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
PlusMOS
Net revenue	2,089,052	—	—	—

Cost of revenue	1,799,229	—	—	—

Gross profit	289,823	—	—	—

Net income	129,546	—	—	—

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
CHANTEK
Net revenue	882,468	—	—	—

Cost of revenue	956,362	—	—	—

Gross loss	(73,894)	—	—	—

Net loss	(132,963)	—	—	—

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
AMCT
Net revenue	104,409	—	—	—

Cost of revenue	115,835	—	—	—

Gross loss	(11,426)	—	—	—

Net loss	(16,466)	—	—	—

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Ultima Technology
Net revenue	—	—	—	—

Cost of revenue	—	—	—	—

Gross loss	—	—	—	—

Net loss	—	(16,505)	(111,458)	(3,398)

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

On May 5, 2004, ChipMOS Taiwan acquired a 30% interest in Ultima Technology for US$11,250 thousand (NT$374,625 thousand).

Effective April 1, 2004, PlusMOS merged into CHANTEK and ChipMOS Taiwan obtained controlling influence over CHANTEK’s decisions on its operations, personnel and financial policies. Therefore, CHANTEK has been consolidated in these financial statements from April 1, 2004. As of December 31, 2004, ChipMOS Taiwan held a 68.04% equity interest in CHANTEK. On November 21, 2005, CHANTEK merged into ChipMOS Taiwan.

During 2004, impairment losses of NT$89,850 thousand, NT$83,217 thousand and NT$41,336 thousand have been recognized in respect of investments in Best Home, Sun Fund and Vigour.

The investments in Best Home and Vigour were fully impaired as of December 31, 2004.

In April 2005, ChipMOS Taiwan acquired additional interest in DigiMedia for NT$116,400 thousand.

In June 2005, G-Link reduced its issued capital by 50%, and as a result, a loss of NT$4,854 thousand was recognized in respect of the reduction in capital in G-Link.

During 2005, impairment losses of NT$188,310 thousand, NT$4,855 thousand and NT$17,829 thousand have been recognized in respect of investments in Ultima Technology, G-Link and Sun Fund, respectively.

CDIB was disposed of in February 2006, and therefore, it has been reclassified to other current assets.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. PROPERTY, PLANT AND EQUIPMENT—NET

Accumulated depreciation consists of the following:

	December 31,
	2004	2005
	NT$	NT$	US$
	(in thousands)
Buildings and auxiliary equipment	1,317,644	1,577,159	48,084
Machinery and equipment	11,922,524	12,952,966	394,907
Furniture and fixtures	365,479	369,881	11,277
Transportation equipment	15,784	18,061	551
Tools	858,485	861,707	26,272
Leasehold improvements	92,537	1,383	42

	14,572,453	15,781,157	481,133

As of December 31, 2005, certain of the above buildings and machinery were mortgaged as collateral for long-term loans (Notes 16).

9. INTANGIBLE ASSETS—NET

	December 31,
	2004	2005
	NT$	NT$	US$
	(in thousands)
Cost
Technology know-how	750,000	750,000	22,866
Technology license fees	59,912	59,912	1,827
Software	2,016	6,791	207
Bond issuance costs and others	306,305	354,139	10,797
Trademarks	1,430	1,430	44
Land use rights	169,537	180,122	5,491

	1,289,200	1,352,394	41,232

Accumulated amortization
Technology know-how	(750,000)	(750,000)	(22,866)
Technology license fees	(43,046)	(48,312)	(1,473)
Software	(514)	(1,355)	(41)
Bond issuance costs and others	(170,341)	(214,871)	(6,551)
Trademarks	—	(1,430)	(44)
Land use rights	(6,250)	(9,326)	(284)

	(970,151)	(1,025,294)	(31,259)

Carrying value
Technology know-how	—	—	—
Technology license fees	16,866	11,600	354
Software	1,502	5,436	166
Bond issuance costs and others	135,964	139,268	4,246
Trademarks	1,430	—	—
Land use rights	163,287	170,796	5,207

	319,049	327,100	9,973

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amortization charge for 2005 amounted to NT$49,265 thousand (2004: NT$53,902 thousand, 2003: NT$56,469 thousand). The weighted average amortization period is 12 years (2004: 10 years). The estimated aggregate amortization charge for the five years ending December 31, 2006, 2007, 2008, 2009 and 2010 amounts to approximately NT$89,000 thousand, NT$26,000 thousand, NT$26,000 thousand, NT$24,000 thousand and NT$4,000 thousand, respectively.

Pursuant to a Joint Venture Agreement entered into between MVI and SPIL on July 28, 1997, MVI and SPIL contributed, as payment for their subscription to shares of stock of ChipMOS Taiwan, technologies related to testing and assembly of semiconductors at an agreed valuation of NT$750,000 thousand.

A government grant of RMB44,250 thousand (NT$178,262 thousand) received in 2003 is included in the total cost of land use rights.

10. BANK LOANS

	December 31,
	2004	2005
	NT$	NT$	US$
	(in thousands)
Unsecured loans:
Working capital loans:
NT$50,000 thousand, repayable by January 2005, annual interest at 1.65—1.9%	50,000	—	—

NT$52,000 thousand, repayable by April 2005, annual interest at 4.595%	52,000	—	—

NT$60,000 thousand, repayable by March 2005, annual interest at 4.5%	60,000	—	—

NT$65,000 thousand, repayable by January 2005, annual interest at 1.5%	65,000	—	—

NT$100,000 thousand, repayable by January 2006, annual interest at 2.2%	—	100,000	3,049

NT$100,000 thousand, repayable by January 2006, annual interest at 1.55%	—	100,000	3,049

NT$50,000 thousand, repayable by December 2006, annual interest at 3.75%	—	50,000	1,524

Loans for import of machinery:

JPY1,826,874 thousand, repayable by June 2005, annual interest at 0.5986%—1.1628%	565,052	—	—

EUR82 thousand repayable by April 2005, annual interest at 2.71%—2.8052%	3,541	—	—

JPY779,090 thousand, repayable by June 2006, annual interest at 0.7505%—0.90%	—	217,834	6,641
Secured loans:
Working capital loans:

NT$5,000 thousand, repayable by January 2005, annual interest at 1.5%, collateralized by land and buildings	5,000	—	—

	800,593	467,834	14,263

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unused credit lines of short-term bank loans, as of December 31, 2005, totaled approximately NT$5,635,349 thousand, which will expire from January 2006 to December 2006.

The weighted average interest rate for bank loans was 2.4% per annum in 2005 (2004: 1.9% per annum).

11. COMMERCIAL PAPER PAYABLE

	December 31,
	2004	2005
	NT$	NT$	US$
	(in thousands)
Commercial paper	—	150,000	4,573
Discount on par value	—	(587)	(18)

	—	149,413	4,555

The commercial paper’s actual interest rate is 1.55%-1.662% in 2005, and it expired in February 2006.

12. OTHER PAYABLES—THIRD PARTIES

	December 31,
	2004	2005
	NT$	NT$	US$
	(in thousands)
Miscellaneous factory expenses	145,898	173,448	5,288
Others	178,756	231,499	7,058

	324,654	404,947	12,346

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2004	2005
	NT$	NT$	US$
	(in thousands)
Accrued bonus	382,284	352,946	10,761
Others	226,266	121,180	3,694

	608,550	474,126	14,455

14. LONG-TERM BONDS PAYABLE

On January 26, 2000, ChipMOS Taiwan issued secured bonds with a face value of NT$1,200,000 thousand. Those bonds bear interest at 5.95% per annum payable annually. The bonds were fully repaid by ChipMOS Taiwan by cash on January 26, 2005.

As of December 31, 2004, certain buildings with an aggregate net book value of NT$438,761 thousand were mortgaged as collateral for long-term bonds.

As of December 31, 2005, there were no property, plant and equipment mortgaged as collateral for long-term bonds.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. CONVERTIBLE NOTES

	December 31,
	2004	2005
	NT$	NT$	US$
	(in thousands)
Convertible notes	3,006,380	2,769,288	84,430
Less: current portion	—	(2,769,288)	(84,430)

	3,006,380	—	—

On August 3, 2004, ThaiLin issued secured convertible notes with a face value of NT$1,000,000 thousand due on August 3, 2009 with a zero percent interest rate. Those notes have been convertible since September 3, 2004 at the conversion price of NT$17.1 for each share. As of December 31, 2005, all of the notes had been converted into common shares of ThaiLin. The compensation interest rates applicable are as follows:-

•	Redemption within one month to three years: 1.50% per annum;

•	Redemption after three years until 40 days before the due date: nil

On November 3, 2004, ChipMOS Bermuda issued US$85,000 thousand (NT$2,788,000 thousand) convertible notes due 2009. The convertible notes bear interest at 1.75% per annum. The bondholders may convert any outstanding notes into common shares of ChipMOS Bermuda, initially at the conversion price of US$7.85 at any time during the period from the 41st day after the latest original issuance date of the notes to the close of business on the fifth business day before the stated maturity date, subject to prior repurchase or redemption. The conversion price will be subject to certain adjustments. On November 3, 2005, the conversion price of ChipMOS Bermuda’s convertible notes was adjusted to US$6.28 per share from the initial conversion price of US$7.85 per share, pursuant to the terms of the convertible notes. The market price on November 3, 2005 was US$6.00. There is no fixed discount to the common shares’ market price in relation to conversion. On December 20, 2004, ChipMOS Bermuda repurchased US$699 thousand (NT$22,927 thousand) convertible notes. No conversion had taken place during 2005.

The convertible notes have been classified as current liabilities as of December 31, 2005 as the bondholders have an option to cause ChipMOS Bermuda to repurchase for cash all or a portion of the notes on November 3, 2006 at a repurchase price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest to, but excluding, the date of repurchase.

At any time on or after November 3, 2006, the Company may also at its option redeem the note for cash at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, (a) in whole or in part, if the market price of the Company’s common shares has been at least 130% of the conversion price for at least 20 trading days during any 30 consecutive trading day period, or (b) in whole only, if at least 90% of the initial aggregate principal amount of the notes have been converted, repurchased or redeemed.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. LONG-TERM LOANS

	December 31,
	2004	2005
	NT$	NT$	US$
	(in thousands)
Bank loans collateralized by equipment, repayable quarterly from April 2001, fully repaid in December 2005, interest at floating rate (5.755% as of December 31, 2004)	17,500	—	—
Syndicated bank loans collateralized by equipment, repayable quarterly from December 2004 to September 2008, interest at floating rate (3.088% and 3.075% as of December 31, 2004 and 2005, respectively)	320,417	234,972	7,164
Syndicated bank loans collateralized by equipment, repayable semi-annually from September 2004 to September 2007, interest at floating rate (4.375% and 4.72% as of December 31, 2004 and 2005, respectively)	1,714,280	1,142,840	34,843
Syndicated bank loans, repayable semi-annually from September 2004 to September 2007, interest at floating rate (4.50% and 4.845% as of December 31, 2004 and 2005, respectively)	428,570	285,710	8,711
Bank loans, repayable quarterly from November 2004 to February 2007, interest at fixed rate of 3.4%	270,000	150,000	4,573
Syndicated bank loans collateralized by equipment, repayable quarterly from June 2004 to March 2008, interest at floating rate (3.7% and 3.97% as of December 31, 2004 and 2005, respectively)	1,845,000	1,277,308	38,942
Bank loans collateralized by equipment, repayable quarterly from December 2004 to September 2007, interest at floating rate (3.65% and 3.89% as of December 31, 2004 and 2005, respectively)	180,000	103,000	3,140
Bank loans, repayable semi-annually from March 2005 to September 2006, interest at floating rate (3.3% and 3.645% as of December 31, 2004 and 2005, respectively)	200,000	134,000	4,085
Bank loans collateralized by equipment, repayable quarterly from February 2005 to November 2008, interest at floating rate (2.8% and 2.9% as of December 31, 2004 and 2005, respectively)	350,000	262,505	8,003
Syndicated bank loans collateralized by equipment, repayable quarterly from April 2005 to January 2011, interest at floating rate (3.088% and 3.075% as of December 31, 2004 and 2005, respectively)	620,000	539,131	16,437
Bank loans collateralized by equipment and land and buildings, repayable quarterly from August 2005 to August 2009, interest at floating rate (3.7% as of December 31, 2004)	35,695	—	—
Bank loans collateralized by equipment and land and buildings, repayable quarterly from August 2005 to August 2009, interest at floating rate (3.7% as of December 31, 2004)	58,715	—	—
Bank loans collateralized by equipment and land and buildings, repayable quarterly from August 2005 to August 2009, interest at floating rate (3.7% as of December 31, 2004)	285,000	—	—
Bank loans, repayable quarterly from July 2005 to July 2009, interest at floating rate (3.7% as of December 31, 2004)	43,500	—	—
Syndicated bank loans collateralized by equipment, repayable semi-annually from November 2006 to May 2010, interest at floating rate (3.72% as of December 31, 2005)	—	1,000,000	30,488

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31,
	2004	2005
	NT$	NT$	US$
	(in thousands)
Syndicated bank loans collateralized by buildings, repayable in September 2009, interest at floating rate (3.195% as of December 31, 2005)	—	500,000	15,244
Bank loans, repayable quarterly from February 2006 to November 2009, interest at fixed rate (4.69% as of December 31, 2005)	—	500,000	15,244
Bank loans collateralized by equipment, repayable quarterly from December 2006 to December 2010, interest at floating rate (3.2% as of December 31, 2005)	—	440,000	13,415
Bank loans collateralized by land and buildings, repayable monthly from May 2008 to April 2020, interest at floating rate (2.5% as of December 31, 2005)	—	130,000	3,963
Research and development subsidy loan, collateralized by time deposits in amounts of NT$25,000 thousand, repayable quarterly from July 2003 to July 2006, with zero interest rate	18,522	6,181	188
Industrial research and development advancement loan, collateralized by time deposits in amounts of NT$29,356 thousand, repayable quarterly from January 2006 to April 2010, interest at fixed rate 1%	29,120	29,120	888

	6,416,319	6,734,767	205,328
Less—current portion	(1,821,778)	(2,300,916)	(70,150)

	4,594,541	4,433,851	135,178

As of December 31, 2005, there was no unused credit line for the research and development subsidy loan. The line expires upon completion of the research project. Also, pursuant to the agreement signed by ChipMOS Taiwan with the Industrial Development Bureau (IDB) in respect to the research and development subsidy loan, ChipMOS Taiwan is obligated to pay a maximum of NT$4,919 thousand or a certain percentage (2%) of sales of products developed for 3 years after completing the project. In 2004, ChipMOS Taiwan paid NT$4,919 thousand to IDB.

Unused credit lines of long-term bank loans as of December 31, 2005 totaled approximately NT$560,000 thousand.

Under one of the syndicated bank loan facility agreements, ChipMOS Taiwan is required to:

(1) Ensure that ChipMOS Bermuda and SPIL maintain a percentage of direct ownership in ChipMOS Taiwan of at least 50% of outstanding shares and have control over its operation.

(2) Maintain certain financial ratios.

As of December 31, 2005, ChipMOS Bermuda and SPIL have 98.38% of direct ownership in ChipMOS Taiwan and have control over its operations.

ChipMOS Taiwan was in compliance with the financial ratio requirements as of December 31, 2005.

As of December 31, 2005, certain land and buildings and machinery with an aggregate net book value of NT$2,423,190 thousand and NT$6,469,835 thousand, respectively, and time deposits in an aggregate amount of NT$54,356 thousand were mortgaged as collateral for the long-term loans.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum principal payments under the long-term loans as of December 31, 2005 are as follows:

	Amount
	NT$	US$
	(in thousands)
2006	2,300,916	70,150
2007	2,123,184	64,731
2008	892,808	27,220
2009	1,099,297	33,515
2010	291,605	8,890
Thereafter	26,957	822

	6,734,767	205,328

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

Taiwan has a new pension scheme law effective July 1, 2005. The new pension scheme is a defined contribution scheme. All new employees who joined ChipMOS Taiwan and ThaiLin after July 1, 2005 must participate in the new scheme. Existing employees can choose to stay with the old scheme or to join the new scheme. Under the new scheme, ChipMOS Taiwan and ThaiLin are required to contribute 6% of the employees’ salary into employees’ own pension fund accounts managed by the government.

Before the consummation of the mergers of CHANTEK into ChipMOS Taiwan and ChipMOS Logic into ThaiLin, CHANTEK and ChipMOS Logic requested a refund of the money deposited in the Central Trust of China. After the mergers, ChipMOS Taiwan and ThaiLin made monthly contributions to the pension fund for the employees transferred from CHANTEK and ChipMOS Logic as well.

The employees of ChipMOS Shanghai are required to participate in a central pension scheme operated by the local municipal government. Contributions are made based on a percentage of the employees’ salaries and bonus, if applicable, and are charged to the income statement as incurred.

Certain pension information is as follows:

a. Net pension cost

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Service cost	36,130	56,065	30,021	915
Interest cost	5,039	8,038	8,159	249
Projected return on plan assets	(2,990)	(5,304)	(4,500)	(137)
Amortization	53	(143)	53	2
Curtailment gain	662	655	1,031	31

	38,894	59,311	34,764	1,060

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b. Reconciliation of the fund status of the plan and accrued pension cost

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Actuarial present value of benefit Obligations
Vested benefit obligation	(290)	(374)	(415)	(13)
Nonvested benefit obligation	(92,726)	(169,835)	(142,011)	(4,329)

Accumulated benefit obligation	(93,016)	(170,209)	(142,426)	(4,342)
Additional benefits based on future salaries	(94,641)	(143,915)	(140,827)	(4,294)

Projected benefit obligation	(187,657)	(314,124)	(283,253)	(8,636)
Plan assets at fair value	98,063	174,349	157,043	4,788

Projected benefit obligation in excess of plan assets	(89,594)	(139,775)	(126,210)	(3,848)
Unrecognized net transition obligation	769	3,043	663	20
Unrecognized net gain	32,464	34,058	43,889	1,339

Accrued pension cost	(56,361)	(102,674)	(81,658)	(2,489)

c. Actuarial assumptions

	Year Ended December 31,
	2003	2004	2005
Discount rate used in determining present values	3.25%	3.25%	2.75%	2.75%
Future salary increase rate	3.25%	3.25%	3.25%	3.25%
Expected rate of return on plan assets	3.25%	3.25%	2.75%	2.75%

d. Changes in pension fund

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Company contributions	20,655	32,160	29,892	911

Payment of benefits	—	—	—	—

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The following table summarizes information about stock options outstanding at December 31, 2005.

Name	Date of grant	Exercise Price	Number outstanding	Market Price at grant	Market Price at Year End	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after
		US$		US$	US$
020403ESOP	April 3, 2002	4.0375	1,335,818	4.75	5.8	— April 3, 2003	257,280 April 3, 2004	540,709 April 3, 2005	537,829 April 3, 2006
030613ESOP	June 13, 2003	0.7650	1,575,550	1.09	5.8	— December 13, 2003	420,049 December 13, 2004	564,463 December 13, 2005	591,038 December 13, 2006
031001ESOP	October 1, 2003	1.7425	704,751	2.05	5.8	131,251 October 1, 2004	184,500 October 1, 2005	194,500 October 1, 2006	194,500 October 1, 2007
031103ESOP	November 3, 2003	1.7425	38,600	3.70	5.8	8,900 November 3, 2004	9,900 November 3, 2005	9,900 November 3, 2006	9,900 November 3, 2007
040430ESOPA	April 30, 2004	6.63	1,205,350	7.8	5.8	308,275 April 30, 2005	299,025 April 30, 2006	299,025 April 30, 2007	299,025 April 30, 2008
040430ESOPB	April 30, 2004	5.64	—	7.8	5.8	— April 30, 2005	— April 30, 2006	— April 30, 2007	— April 30, 2008
040813ESOP	August 13, 2004	3.6	1,169,500	3.6	5.8	270,775 August 13, 2005	299,575 August 13, 2006	299,575 August 13, 2007	299,575 August 13, 2008

			6,029,569

The Company has applied APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, for stock options issued to employees in accounting for its stock option plans. Therefore, NT$117,531 thousand (US$3,583 thousand) of compensation expense has been recognized with NT$28,006 thousand (US$854 thousand) (2004: NT$36,383 thousand) being accounted for through the statement of operations in fiscal year 2005. The Company issued 2,809,800 stock options in 2004 and nil stock options in 2005 to its employees. In 2004, 309,983 and in 2005, 312,750 were forfeited and in 2004, 1,020,504 and in 2005, 441,094 were exercised, leaving 6,029,569 (2004: 6,783,413) stock options outstanding at December 31, 2005.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. INCOME TAX EXPENSE (BENEFIT)

a. A reconciliation of income tax expense—current before tax credits and income tax expense on income before income tax at statutory rate is shown below:

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Tax on pretax income at 0%	—	—	—	—
Tax on pre tax income at applicable statutory rates	169,056	677,744	752,862	22,953
Tax effect:
Loss carrying forward	—	(274,373)	(476,206)	(14,518)
Tax exempt income	24,958	(174,756)	(136,122)	(4,150)
Permanent differences	(17,062)	(10,400)	42,486	1,295
Temporary differences	(9,407)	112,515	44,167	1,346

Income tax expense—current before tax credits	167,545	330,730	227,187	6,926

The ROC statutory tax rates for 2003, 2004 and 2005 were 25%.

b. Income tax expense (benefit) consists of:

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Income tax expense—current before tax credits	167,545	402,554	227,187	6,926
Additional 10% on the unappropriated earnings	—	—	163,838	4,995
Income tax credits	(187,700)	(355,923)	(218,672)	(6,667)
Separate and foreign income tax	1,309	86	746	23

Income tax for the current year	(18,846)	46,717	173,099	5,277
Net change in deferred income tax assets (liabilities) for the year
Tax credits	44,082	(82,277)	76,611	2,336
Temporary differences	8,126	(165,509)	(237,161)	(7,231)
Losses recognized	—	—	(13,174)	(402)
Valuation allowances	(65,772)	(461,529)	(405,487)	(12,362)
Loss carry forwards	40	523,549	517,738	15,785
Adjustment of prior years’ taxes	3,364	(2,755)	323	10

Income tax expense (benefit)	(29,006)	(141,804)	111,949	3,413

Since the Company is an exempted company incorporated in Bermuda, a tax-free country, tax on pretax income is calculated at Bermuda statutory rate of 0% for each year.

ChipMOS Taiwan, under Science Park Regulations, is entitled to an exemption from ROC income taxes for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increases. Such tax exemption will expire on December 31, 2008.

In accordance with the relevant tax rules and regulations in the PRC, ChipMOS Shanghai enjoys income tax exemptions for the first two profitable years and 50% reductions for the following three years. Tax losses can only be carried forward for five years. The PRC statutory rates for 2004 and 2005 were 33%.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c. Deferred income tax assets and liabilities are summarized as follows:

	December 31,
	2004	2005
	NT$	NT$	US$
	(in thousands)
Net current deferred income tax assets:
Unrealized foreign exchange losses	16,600	3,496	107
Pre-operating expenses	602	—	—
Excess of book depreciation over tax depreciation	571	—	—
Losses carried forward	506,267	—	—
Tax credits	241,141	110,103	3,357
Loss of market price decline and obsolete and slow-moving inventories	27,768	20,616	629
Unrealized loss on sale allowances	9,455	9,455	288
Others	74,416	95,532	2,912

	876,820	239,202	7,293
Less: Valuation allowances	(286,344)	—	—

	590,476	239,202	7,293

Net non-current deferred income tax liabilities:
Losses carried forward	756,420	147,132	4,486
Tax credits	763,336	801,450	24,434
Depreciation differences	(567,980)	(556,316)	(16,961)
Unrealized impairment loss on idle fixed assets	91,275	12,586	384
Others	100,095	296,394	9,036

	1,143,146	701,246	21,379
Less: Valuation allowances	(1,651,163)	(793,874)	(24,203)

	(508,017)	(92,628)	(2,824)

The deferred income tax components are measured at respective applicable statutory rates as of December 31, 2004 and 2005.

d. The balance and year of expiry of unused investment tax credits and loss carry forwards as of December 31, 2005 are as follows:

Year of expiry	R & D expenditures	Machinery and equipment	Loss carry forwards
	NT$	NT$	NT$	US$
	(in thousands)
2006	24,669	85,434	—	—
2007	35,003	296,284	133,732	4,077
2008	1,182	374,456	—	—
2009	—	94,525	—	—
2010	—	—	13,400	409

	60,854	850,699	147,132	4,486

The deferred tax assets relate to investment tax credits on research and development expenditure and purchases of machinery and equipment which will expire from 2006 to 2009. Under ROC tax regulations, tax credits can be utilized to reduce current income tax obligations only to the extent of 50% of such income tax

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

obligations except in the year when such tax credits will expire, in which case, the entire amount of expiring tax credits may be utilized to reduce the current income tax obligation. However, tax credits generated in the current year have to be utilized before prior year tax credits can be utilized to reduce current year income tax obligations. The foregoing limitation on the utilization of tax credits, the expiry dates of the tax credits, the level of tax credits expected to be generated from future operations and the level of non-taxable income attributable to the four-year income tax holiday on capacity expansion led management to conclude that it is unlikely that these investment tax credits will be fully realized. Loss carry forwards can be used to deduct current income tax obligations up to the extent of taxable income and will expire after five years if not fully utilized by the Company. Accordingly, a valuation allowance on deferred tax assets is recognized as of December 31, 2004 and 2005.

e. According to ROC tax law, ChipMOS Taiwan’s, ThaiLin’s, ChipMOS Logic’s and CHANTEK’s unappropriated earnings generated in 1998 and thereafter are subject to a tax of 10% in the year when the shareholders resolve that such earnings shall be retained. The retained earnings as of December 31, 2004 and 2005 consist of:

	December 31,
	2004	2005
	NT$	NT$	US$
	(in thousands)
Before FY1998	—	—	—
FY1998 and thereafter	1,469,817	3,626,488	110,564

	1,469,817	3,626,488	110,564

The income tax returns of ChipMOS Taiwan and ThaiLin through 2002 have been assessed by the tax authorities (Note 23g).

20. RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a. MVI: A major shareholder.

b. DenMOS Technology Inc. (DenMOS): An investee of MVI.

c. ProMOS: An investee of MVI.

d. SPIL: A major shareholder of ChipMOS Taiwan.

e. CHANTEK: A former subsidiary of ChipMOS Taiwan. It merged with ChipMOS Taiwan on    November 21, 2005.

f. AMCT: A former subsidiary of ChipMOS Taiwan. It was liquidated in October 2004.

g. PlusMOS: A former 25% owned investee of ChipMOS Taiwan. It merged with CHANTEK in April     2004.

h. Best Home: A 19% owned investee of ChipMOS Taiwan; ChipMOS Taiwan is a major shareholder.

i. Sun Fund: A 17% owned investee of ChipMOS Taiwan; ChipMOS Taiwan is a major shareholder.

j. Ultima Electronics Corp. (Ultima): The chairman and president of ChipMOS Taiwan was a member    of the board of directors of Ultima (resigned in June 2003).

k. Jesper: The legal owner of the stock in Modern Mind.

l. Prudent Holdings Group Ltd (Prudent): A 3.5% shareholder.

m. Mou-Fu: An investee of MVI.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The significant transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
During the year

Revenue
ProMOS	1,748,326	4,231,658	4,332,058	132,075
MVI	1,680,986	14,273	6	—
Ultima	1,126,689	—	—	—
DenMOS	496,480	567,043	271,393	8,274
PlusMOS	19,642	16,751	—	—
CHANTEK	469	14,699	—	—
SPIL	345	—	—	—
AMCT	5	—	—	—

	5,072,942	4,844,424	4,603,457	140,349

Rental revenue
MVI	4,800	4,800	4,800	146
DenMOS	922	455	30	1
ProMOS	—	14,057	9,371	286

	5,722	19,312	14,201	433

Purchases of materials
AMCT	4,758	—	—	—
PlusMOS	522	—	—	—
MVI	12	637,089	11,964	365
SPIL	—	—	75	2

	5,292	637,089	12,039	367

Manufacturing expenses:
Subcontracting expenses
SPIL	101,847	—	—	—
CHANTEK	230	—	—	—

	102,077	—	—	—

Operating expenses:
Management expenses
MVI	4,387	1,950	—	—
Mou-Fu	—	2,275	3,900	119

	4,387	4,225	3,900	119

Rental expenses
CHANTEK	7,699	—	—	—
MVI	2,586	2,218	593	18
ProMOS	—	—	1,245	38

	10,285	2,218	1,838	56

Other expenses
Jesper	4,260	4,136	—	—
ProMOS	—	1,027	—	—
MVI	—	148	148	5
PlusMOS	—	88	—	—

	4,260	5,399	148	5

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Other revenue
DenMOS	2,647	—	—	—
CHANTEK	900	—	—	—
PlusMOS	27	41	—	—
ProMOS	—	507	522	16

	3,574	548	522	16

Fee for shareholders’ services
Sun Fund	2,700	—	—	—
Mou-Fu	—	4,051	2,667	81

	2,700	4,051	2,667	81

	December 31,
	2004	2005
	NT$	NT$	US$
	(in thousands)
At the end of year

Short-term investments
Stock
MVI	242,416	158,248	4,825
ProMOS	104,173	8,843	270
SPIL	32,925	—	—
Less: Allowance for loss on short-term investments	(226,793)	(142,669)	(4,350)

	152,721	24,422	745

Accounts receivable
ProMOS	1,303,250	1,372,950	41,858
DenMOS	120,043	54,901	1,674
MVI	1,098	—	—
Less: Allowances for doubtful receivables	(13,353)	(9,429)	(287)

	1,411,038	1,418,422	43,245

Other receivables
ProMOS	5,344	3,174	97
MVI	420	852	26
DenMOS	885	317	9

	6,649	4,343	132

Other payables
MVI	1,004	28	1
Mou-Fu	1,829	348	11
ProMOS	—	781	24
SPIL	—	79	2

	2,833	1,236	38

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In 2003, 2004 and 2005, 19%, 0.1% and almost nil%, respectively, of the Company’s sales were made to MVI. In the period from July to December 2003, MVI transferred its DRAM business to ProMOS. As a result, 28% and 28% of the Company’s 2004 and 2005 sales were made to ProMOS. The price was agreed upon quarterly, based on the then fair market price. Payments are made by remittance. The collection term for ProMOS is 75 days after month end, while other related parties have normal collection terms of 60 days after month end. The selling price is the same as for other customers.

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

21. RESTRICTED CASH AND CASH EQUIVALENTS

	December 31,
	2004	2005
	NT$	NT$	US$
	(in thousands)
Current:
Time deposits (maturing from January 2006 to February 2007)	87,041	96,091	2,930
Deposit for letters of credit	—	73,218	2,232
Non-current:
Time deposits (matured in March 2006)	59,705	29,356	895

	146,746	198,665	6,057

Time deposits are pledged as collateral for the Company’s customs duties payable, letters of credit and research and development subsidy loans.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22. NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a. Major non-cash transaction

In 2003, the Company received a land use right from the government in the People’s Republic of China that had a value of NT$178,262 thousand.

b. Acquisition of subsidiaries

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Net assets acquired:
Cash and bank balances	103,454	129,342	—	—
Restricted cash and cash equivalent	—	1,000	—	—
Short term investments	272,849	299,439	—	—
Notes receivable	6,084	38,364	—	—
Accounts receivable	238,928	319,648	—	—
Other receivables	1,207	15,237	—	—
Deferred income tax	15,103	—	—	—
Inventories	—	245,114	—	—
Prepayment and other assets	29,964	64,808	—	—
Long-term investment	59,336	46,231	—	—
Property, plant and equipment	1,718,442	1,999,717	—	—
Intangible assets	—	600	—	—
Refundable deposits	14	54,458	—	—
Other assets	—	1,294	—	—
Bank loans	(30,000)	(219,752)	—	—
Long-term loans	(120,250)	(759,302)	—	—
Capital lease payable	—	(13,933)	—	—
Convertible notes	(551,505)	—	—	—
Notes payable	(30,571)	(2,479)	—	—
Accounts payable	—	(291,648)	—	—
Payable to contractor	(79,448)	(1,650)	—	—
Other payables	—	(650,000)	—	—
Income tax payable	—	(3)	—	—
Accrued and other liabilities	(60,376)	(105,791)	—	—
Accrued pension	—	(25,709)	—	—
Other non-current liabilities	—	(1,115)	—	—
Minority interest	(915,935)	(833,878)	—	—

	657,296	309,992	—	—
Goodwill on acquisition	—	5,450	—	—

	657,296	315,442	—	—

Satisfied by:
Cash	—	67,533	—	—
Reclassification to interest in subsidiary	657,296	247,909	—	—

	657,296	315,442	—	—

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

An analysis of the net inflow of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Cash and bank balances acquired	103,454	129,342	—	—
Less: cash consideration	—	(67,533)	—	—

	103,454	61,809	—	—

c. Disposal of a subsidiary
	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Net assets disposed:
Cash and bank balances	—	—	46,674	1,423
Accounts receivable	—	—	7,115	217
Inventories	—	—	38	1
Prepayment and other assets	—	—	3,064	93
Property, plant and equipment	—	—	50,505	1,540
Intangible assets	—	—	2,099	64
Capital lease payable	—	—	(12,400)	(378)
Accounts payable	—	—	(794)	(24)
Accrued and other liabilities	—	—	(514)	(16)
Minority interest	—	—	(29,429)	(897)

	—	—	66,358	2,023
Loss on disposal of a subsidiary	—	—	(2,603)	(79)

	—	—	63,755	1,944

Cash consideration	—	—	63,755	1,944

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

Cash consideration	—	—	63,755	1,944
Less: cash and bank balances disposed	—	—	(46,674)	(1,423)

	—	—	17,081	521

23. SIGNIFICANT COMMITMENTS AND CONTINGENCIES

a. As of December 31, 2005, ChipMOS Taiwan leased parcels of land from the Hsinchu and Tainan Science Park under several agreements expiring on various dates from 2008 to 2017, with renewal options.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The future minimum lease payments under the above-mentioned leases as of December 31, 2005 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2006	16,226	495
2007	16,226	495
2008	16,226	495
2009	16,226	495
2010	16,226	495
Thereafter	113,580	3,463

Total minimum lease payments	194,710	5,938

b. As of December 31, 2005, ChipMOS USA leased its office under an agreement expiring in 2010.

The future minimum lease payments under the above-mentioned lease as of December 31, 2005 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2006	3,318	101
2007	3,482	106
2008	3,581	109
2009	3,679	112
2010	3,154	96

Total minimum lease payments	17,214	524

c. As of December 31, 2005, ChipMOS Shanghai leased land and buildings under an agreement expiring in August 2052.

The future minimum lease payments under the above-mentioned lease as of December 31, 2005 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2006	1,188	36
2007	1,188	36
2008	1,188	36
2009	1,188	36
2010	1,188	36
Thereafter	49,518	1,510

Total minimum lease payments	55,458	1,690

d. As of December 31, 2005, ChipMOS HK leased land and buildings under several agreements expiring from June 15, 2005 to June 14, 2010.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The future minimum lease payments under the above-mentioned leases as of December 31, 2005 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2006	962	29
2007	1,775	54
2008	1,775	54
2009	1,775	54
2010	813	25

Total minimum lease payments	7,100	216

e. On April 20, 1999, ChipMOS Taiwan entered into a semiconductor packaging technology license agreement with Tessera Technologies, Inc. (Tessera). Under this agreement, ChipMOS Taiwan agreed to pay a license fee of US$500 thousand and a royalty fee at a certain percentage of the net sales of certain products. ChipMOS Taiwan paid the total license fee of approximately US$500 thousand (NT$15,888 thousand) in 1999 and amortized the amount over 5 years using the straight-line method. ChipMOS Taiwan also paid approximately US$500 thousand (NT$16,708 thousand) in 2004 as the cumulative production and sales quantity of products bearing Tessera Compliant Chip packages did not meet the commitment schedule as set in the agreement. Subsequent to December 31, 2005, in February 2006, ChipMOS Taiwan and ChipMOS USA have received notice of a patent infringement lawsuit brought by Tessera, alleging infringement of several Tessera patents and breach of an existing license agreement with ChipMOS Taiwan. ChipMOS Taiwan and ChipMOS USA expect to vigorously defend themselves in the lawsuit. The Company’s counsel has not formed an opinion as to the outcome of the case.

f. The Company has unused letters of credit aggregating approximately US$18,933 thousand, Euro 68 thousand, JPY5,621,035 thousand and GBP212 thousand, as of December 31, 2005.

g. In 2004, tax authorities have assessed and adjusted by way of increase the income taxes of ChipMOS Taiwan for 2000 by NT$30,526 thousand. The Company filed an appeal against the assessment and the tax authorities have not responded to the appeal.

h. As of December 31, 2005, Modern Mind had a capital commitment in relation to capital contribution to ChipMOS Shanghai of US$137,500 thousand (NT$4,510,000 thousand), which was due on June 6, 2005. On March 21, 2005, Modern Mind obtained approval from the Shanghai Foreign Investment Committee to extend the capital contribution due date to December 6, 2007.

i. As of December 31, 2005, ChipMOS Shanghai had capital commitments in relation to construction of factories, dormitories and purchase of plant and machinery in the amount of NT$8,746 thousand (US$267 thousand).

j. On November 27, 2005, ChipMOS Taiwan and Spansion LLC (Spansion) entered into an assembly and testing services agreement, pursuant to which the parties will enter into one or more statements of work, under which ChipMOS Taiwan will reserve capacity for Spansion for the assembly and testing services and Spansion will place purchase orders in accordance with the terms of the agreement. Pursuant to the first statement of work, effective from September 15, 2005, ChipMOS Taiwan is obligated to purchase and to install wafer sorting testers and probers in the agreed upon quantity and to provide the wafer sorting services to Spansion. Based on forecasts provided by Spansion, ChipMOS Taiwan is required to purchase wafer sorting testers and probers in an aggregate of approximately US$110,000 thousand (NT$3,608,000 thousand) in 2006.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24. POST BALANCE SHEET EVENTS

a. In January 2006, ChipMOS Taiwan obtained a five-year floating-rate syndicated loan of NT$6,000,000 thousand.

b. In February 2006, ThaiLin obtained a six-year floating-rate syndicated loan of NT$3,000,000 thousand.

25. DERIVATIVE FINANCIAL INSTRUMENTS

ChipMOS Taiwan has entered into forward exchange contracts and foreign currency options for the years ended December 31, 2003, 2004 and 2005 to hedge its exchange rate risk on foreign-currency assets or liabilities and anticipated transactions. Information on the derivative transactions is as follows:

a. Forward exchange contracts

As of December 31, 2004 and 2005, there were no outstanding forward contracts.

Net exchange gains on forward exchange contracts were nil, NT$4,710 thousand and NT$1,528 thousand for the years ended December 31, 2003, 2004 and 2005, respectively.

b. European Option

ChipMOS Taiwan expects to receive U.S. dollars from its export sales and to pay Japanese yen for its importation of materials, machinery and equipment. It has entered into European-style foreign currency option contracts with banks to hedge exchange rate risks. As of December 31, 2005, ChipMOS Taiwan had no outstanding foreign currency option contracts. For the years ended December 31, 2003, 2004 and 2005, ChipMOS Taiwan realized premium income of nil, nil and NT$36 thousand, respectively.

c. Interest Rate Risks

ChipMOS Taiwan has entered into interest rate swap agreements to manage interest rate risk by exchanging a fixed quanto stepping interest rate for a floating rate and keeps records when transactions are settled. The difference in interest rates is calculated quarterly and is credited or charged to the income in the current period. The benefit of interest rate swaps recognized as non-operating income in 2004 was NT$151 thousand and non-operating expenses in 2005 was NT$11,190 thousand, respectively.

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

e. The estimated fair values of the Company’s financial instruments are as follows:

	December 31,
	2004		2005
	Carrying Value	Fair Value	Carrying Value	Fair Value
	NT$	NT$	NT$	NT$	US$
	(in thousands)
Non-derivative financial instruments

Assets
Cash and cash equivalents	4,849,146	4,849,146	4,607,003	4,607,003	140,457
Restricted cash and cash equivalents	87,041	87,041	169,309	169,309	5,162
Short term investments	2,832,556	2,832,556	186,136	186,136	5,675
Notes receivable—Third parties	62,206	62,206	30,580	30,580	932
Accounts receivable:
Related parties	1,411,038	1,411,038	1,418,422	1,418,422	43,245
Third parties	1,926,109	1,926,109	2,525,864	2,525,864	77,008
Other receivables:
Related parties	6,649	6,649	4,343	4,343	132
Third parties	164,608	164,608	161,894	161,894	4,936
Long-term investments	642,351	642,351	404,124	404,124	12,321
Restricted cash and cash equivalents	59,705	59,705	29,356	29,356	895
Refundable deposits	16,273	16,273	18,290	18,290	558

Liabilities
Bank loans	800,593	800,593	467,834	467,834	14,263
Commercial notes payable	—	—	149,413	149,413	4,555
Accounts payable:
Third parties	607,806	607,806	728,709	728,709	22,217
Other payables:
Related parties	2,833	2,833	1,236	1,236	38
Third parties	324,654	324,654	404,947	404,947	12,346
Payables to contractors and equipment suppliers	440,024	440,024	465,918	465,918	14,205
Long-term bonds/notes payable (including current portion)	4,206,380	3,984,169	2,769,288	2,546,494	77,637
Long-term loans (including current portion)	6,416,319	6,416,319	6,734,767	6,734,767	205,328
Capital lease payable (including current portion)	12,400	12,400	—	—	—
Guarantee deposits	1,124	1,124	1,438	1,438	44

Fair values of financial instruments were determined as follows:

1) Short-term financial instruments—market values.

2) Short-term investments—market values.

3) Long-term investments—market value for listed companies and net equity value for the others.

4) Refundable deposits and guarantee deposits—future values.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5) Long-term liabilities—based on forecasted cash flows discounted at current interest rates of similar long-term liabilities. Bonds/notes payable are discounted at present value, using an annual interest rate of 1.75%. Other long-term liabilities are their carrying values as they use floating interest rates.

The fair value of non-financial instruments was not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not equal the fair value of the Company.

26. SEGMENT AND GEOGRAPHIC INFORMATION

The Company engages mainly in the research and development, manufacturing, assembly, testing and turnkey of semiconductors. In accordance with Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosure About Segments of an Enterprise and Related Information”, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews these segment results by Testing, Assembly, Testing and Assembly for LCD and other Flat-Panel Display Driver Semiconductors and Turnkey when making decisions about allocating resources and assessing performance of the Company. Due to the increasing importance of our LCD and other flat-panel display driver semiconductor services and the fact that those services include a combination of testing and assembly, commencing from 2003, the Company views LCD and other flat-panel display driver semiconductor services as a separate, distinct segment of its business. Financial segment information required by SFAS No. 131 is as follows:

a. Semiconductor testing, assembly, turnkey services and LCD and other flat-panel display driver semiconductors services.

	2003
	Testing	Assembly	Turnkey	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Revenue from customers	3,155,845	2,728,932	1,458,264	1,683,490	9,026,531	—	9,026,531
Cost of revenues	2,709,473	2,184,549	1,410,231	1,155,322	7,459,575	—	7,459,575

Segment gross profit	446,372	544,383	48,033	528,168	1,566,956	—	1,566,956

Depreciation and amortization	1,895,775	333,068	—	451,710	2,680,553	34,406	2,714,959

Segment assets	7,501,242	2,427,030	—	2,150,940	12,079,212	7,394,149	19,473,361

Expenditure for segment assets	1,439,226	554,972	—	387,929	2,382,127	19,698	2,401,825

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2004
	Testing	Assembly	Turnkey	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Revenue from customers	6,021,603	5,790,844	473,588	2,749,776	15,035,811	—	15,035,811
Cost of revenues	3,793,499	4,817,792	466,676	1,779,542	10,857,509	—	10,857,509

Segment gross Profit	2,228,104	973,052	6,912	970,234	4,178,302	—	4,178,302

Depreciation and amortization	2,463,661	432,076	—	602,900	3,498,637	38,200	3,536,837

Segment assets	12,553,449	4,905,247	—	3,493,695	20,952,391	10,218,051	31,170,442

Expenditure for segment assets	5,058,814	1,214,331	—	1,907,084	8,180,229	6,917	8,187,146

	2005
	Testing	Assembly	Turnkey	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Revenue from customers	6,459,876	5,655,924	—	3,098,181	15,213,981	—	15,213,981	463,841
Cost of revenues	4,422,189	4,611,166	—	2,229,276	11,262,631	—	11,262,631	343,373

Segment gross Profit	2,037,687	1,044,758	—	868,905	3,951,350	—	3,951,350	120,468

Depreciation and amortization	2,674,907	721,366	—	928,256	4,324,529	14,601	4,339,130	132,290

Segment assets	10,752,571	3,820,493	—	5,839,945	20,413,009	11,286,897	31,699,906	966,461

Expenditure for segment assets	3,749,482	1,538,969	—	2,384,250	7,672,701	4,532	7,677,233	234,062

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b. Net revenue:

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Area
ROC	7,538,381	12,153,303	11,953,905	364,448
U.S.	495,803	1,686,641	1,702,629	51,909
Korea	70,641	126,971	535,134	16,315
Japan	414,422	541,747	482,587	14,713
Others	507,284	527,149	539,726	16,456

	9,026,531	15,035,811	15,213,981	463,841

c. Net sales to customers representing at least 10% of net total sales:

	Year Ended December 31,
	2003		2004		2005
	Amount	%	Amount	%	Amount	%	Amount
	NT$		NT$		NT$		US$
	(in thousands)
Customer
ProMOS	1,748,326	19	4,231,658	28	4,332,058	28	132,075
MVI	1,680,986	19	14,273	0.1	6	—	—
Ultima	1,126,689	12	453,698	3	—	—	—
Powerchip	358,350	4	1,721,993	11	2,233,504	15	68,095

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

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”), which differ in the following respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”):

a. Bonuses to employees, directors and supervisors

According to ROC regulations and the Articles of Incorporation of ChipMOS Taiwan, a portion of distributable earnings should be appropriated as bonuses to employees and remuneration to directors and supervisors of ChipMOS Taiwan. The remuneration to directors and supervisors is paid in cash, while bonuses to employees may be granted in cash or stock or both. ChipMOS Bermuda’s portion of these appropriations is charged to earnings of ChipMOS Bermuda under ROC GAAP based on the amount to be paid as provided by ChipMOS Taiwan’s Articles of Incorporation and is presented as a separate line item below minority interest in the accompanying consolidated statements of operations. No bonuses were paid to employees, directors and supervisors for the two years ended December 31, 2003 and 2004. During 2005, ChipMOS Taiwan and ThaiLin paid NT$165,744 thousand and NT$56,622 thousand, respectively, in bonuses to directors, supervisors and employees.

Under U.S. GAAP, such bonuses and remuneration are charged to income currently and included in operating expenses as compensation expenses. Since the amount and form of such bonuses and remuneration are not finally determinable until approved by the shareholders, the total amount of such bonuses and remuneration are initially accrued based on the amount to be paid as provided by ChipMOS Taiwan’s Articles of Incorporation. The percentage to be paid in stock is determined at the next shareholders’ meeting in the following

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

year. The number of shares to be issued is determined by dividing the amount to be paid in stock by the par value of the shares. Any differences between the initially accrued amount (the cash portion plus the par value of the shares) and the fair market value of the bonuses settled (the cash portion plus the fair value of the shares) is recognized in the year of approval by the shareholders.

b. Short-term investments

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

Under the equity method, the Company’s proportionate share of the income (loss) of the investee is generally recognized in the year the income (loss) is earned. However, in 2004, under ROC GAAP, if audited financial statements of an investee were not available for the Company to apply the equity method due to time constraints and such equity interests were below a certain materiality threshold, the Company was permitted to delay the recognition of income (loss) until 2005. Under U.S. GAAP, there are no provisions that allow the investor company to delay recognition of its equity in the investee’s income or loss. The 2004 US GAAP adjustment represents the proportionate share of loss of long-term investment in 2004. In 2005, there was no such difference.

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

h. Inventory

As discussed in paragraphs e., f. and g., the amortization of start-up costs, the depreciation of fixed assets and employee dormitory building, and depreciation on the assets transferred from MVI were reconciled for U.S. GAAP purposes. Some of such expenses were recorded in the manufacturing expenses and therefore affect ending inventory balances under U.S. GAAP.

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

j. Impairment of long-lived assets

Under U.S. GAAP, impairment losses for assets to be held and used are recorded in current period earnings and create a new cost basis for related assets going forward, and cannot be reversed subsequently. Under U.S. GAAP, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets to the net book value of the assets. If the recoverability test indicates that impairment has occurred, the impairment loss is the amount of the asset’s net book value in excess of the related fair value. Prior to January 1, 2005, there is no requirement to provide for impairment of long-lived assets under ROC GAAP. Therefore, the Company applied US GAAP to evaluate the long-lived assets for impairment purpose in 2004. In 2005, the adjustment for impairment of long-term investment represented the additional impairment to be recognized after the reversal of amortization of goodwill in respect of the long-term investment (see Note 27 o.).

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

l. Stock bonus and dividend

Under ROC GAAP, stock bonus and dividends are recorded at par value with a charge to retained earnings. Under U.S. GAAP, if the ratio of distribution is less than 25 percent of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings and capital surplus. Accordingly, an adjustment of NT$61,632 thousand was included in the reconciliation, representing the difference between the fair value and the par value of ThaiLin stock.

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

o. Goodwill and negative goodwill

Under ROC GAAP, goodwill arises as the difference between acquisition cost and the equity of the investee company and is amortized over a five-year period, whereas under U.S. GAAP such goodwill is not amortized, but is subject to impairment tests.

Negative goodwill arises when the fair values of the net assets acquired exceed the purchase price. Under ROC GAAP, negative goodwill is amortized over a five-year period whereas under U.S. GAAP, that negative goodwill is firstly allocated pro rata to reduce amounts assigned to acquired assets. If negative goodwill still remains, it is recognized as extraordinary gain in the period in which the business combination is initially recognized. The negative goodwill of NT$20,275 thousand arising from the merger of CHANTEK into ChipMOS Taiwan was credited to property, plant and equipment under U.S. GAAP.

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

many respects to SFAS No. 87 and SFAS No. 88, became effective in 1996. However, the treatment of certain expenses that comply with ROC SFAS No. 18 is different from SFAS No. 87 and SFAS No. 88.

q. Allowance for loss and scrap loss on inventories

ROC GAAP does not specify the classification of allowance for loss on inventories, therefore the recovery of allowance for loss on inventories of NT$67,002 thousand and NT$74,581 thousand (US$2,274 thousand) for 2004 and 2005 has been classified under non-operating income. Under U.S. GAAP, the allowance for loss on inventories should be classified in the income statement as a component of cost of revenue.

ROC GAAP does not specify the classification of scrap loss on inventories, therefore NT$75,602 thousand (US$2,305 thousand) has been classified under non-operating expense. Under U.S. GAAP, the scrap of inventories should be classified in the income statement as a component of cost of revenue.

r. Convertible notes

Under ROC GAAP, there is no requirement to account for the fair value of conversion feature embedded in convertible notes for the year ended December 31, 2005. Under U.S. GAAP, the Company accounts for the fair value of the conversion feature of its convertible notes in accordance with SFAS No. 133 “Accounting For Derivative Instruments And Hedging Activities” and Emerging Interpretation Task Force (“EITF”) Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock”, which requires the Company to bifurcate and separately account for the conversion feature as embedded derivatives contained in the Company’s convertible notes. The Company carried these embedded derivatives on its balance sheet at fair value and changes in fair values of these embedded derivatives are reflected in the consolidated statement of operations. (see Note 28 j.)

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following reconciles net income and shareholders’ equity under ROC GAAP as reported in the accompanying consolidated financial statements to net income and shareholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Net income

Net income based on ROC GAAP	482,385	1,675,882	928,203	28,299
Adjustments:
Amortization of technology transfers in payment of capital stock	18,334	—	—	—
Amortization of start-up costs	14,796	9,916	2,305	70
Depreciation of property, plant and equipment and employee dormitory building	(26,605)	(14,444)	(14,957)	(456)
Transfer of building and facilities from MVI	2,104	1,299	1,075	33
Marketable securities—trading	1,916	10,567	(9,604)	(293)
Interest capitalization	3,411	(3,130)	(33,858)	(1,032)
Accrual for bonuses to employees, directors and supervisors	—	—	(269,003)	(8,201)
Reversal of goodwill amortization	—	—	62,362	1,901
Impairment loss on long-term investment	—	—	(79,363)	(2,419)
Stock bonus	—	—	(61,632)	(1,879)
Depreciation of interest capitalization	(6,009)	(5,728)	—	—
Effect of U.S. GAAP adjustments on income taxes	(3,825)	—	13,598	415
Amortization of discount on convertible notes	—	—	(72,480)	(2,210)
Gain on embedded derivative liabilities	—	—	149,732	4,565
Minority interests	(1,223)	(6,508)	186,643	5,690
Equity accounting for long-term investment	—	(2,362)	2,362	71

Net increase (decrease) in net income	2,899	(10,390)	(122,820)	(3,745)

Net income based on U.S. GAAP	485,284	1,665,492	805,383	24,554

Earnings per share—basic	8.24	26.38	11.92	0.36

Earnings per share—diluted *	8.17	26.22	11.21	0.34

Number of weighted average shares outstanding—basic	58,908	63,141	67,546	67,546

Number of weighted average shares outstanding—diluted	59,429	63,517	82,572	82,572

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

*	The following table reconciles the numerator to calculate basic and diluted earnings per share:-

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Net income based on U.S. GAAP	485,284	1,665,492	805,383	24,554
Add: amortization of discount on convertible notes	—	—	72,480	2,210
Interest expense (net of tax)	—	—	48,062	1,465

Income available to common stockholders adjusted for the effects of assumed exercise of options and conversion of notes	485,284	1,665,492	925,925	28,229

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Shareholders’ equity
Shareholders’ equity based on ROC GAAP	7,248,238	10,160,619	11,213,838	341,885
Adjustments:
Technology transfer in payment of capital stock
Original cost	(750,000)	(750,000)	(750,000)	(22,866)
Accumulated amortization of technology transfer in payment of capital stocks	750,000	750,000	750,000	22,866
Start-up costs
Original cost	(73,329)	(61,124)	(61,107)	(1,863)
Accumulated amortization of start- up costs	53,554	51,193	53,400	1,628
Net effect on inventories	(206)	(134)	(53)	(2)
Depreciation of fixed assets and employee dormitory building
Depreciation of fixed assets and employee dormitory building	(96,263)	(85,648)	(100,710)	(3,070)
Net effect on inventories	252	217	322	10
Transfer of building and facilities from MVI
Original cost	(173,174)	(173,174)	(173,174)	(5,280)
Depreciation and gain on disposal of building and facilities from MVI	166,789	168,076	169,155	5,157
Net effect on inventories	(34)	(22)	(26)	(1)
Unrealized holding gain on available-for- sale securities	—	—	5,648	172
Accrual for bonuses to employees, directors and supervisors	—	—	(269,003)	(8,201)
Pension expenses	(1,898)	(1,898)	(1,898)	(58)
Marketable securities—trading	(3,576)	6,991	(2,613)	(79)
Long-term investments	(12,507)	(5,562)	—	—
Reversal of goodwill amortization	—	—	62,362	1,901
Impairment loss on long-term investment	—	—	(79,363)	(2,419)
Interest capitalization	122,168	118,757	118,757	3,620
Amortization of interest capitalization	(12,464)	(42,935)	(76,793)	(2,341)
Effect of U.S. GAAP adjustments on income taxes	(2,297)	(2,297)	11,301	344
Amortization of discount on convertible notes	—	—	(72,480)	(2,210)
Gain on embedded derivative liabilities	—	—	149,732	4,565
Minority interests	6,073	(435)	137,403	4,189

Net decrease in shareholders’ equity	(26,912)	(27,995)	(129,140)	(3,938)

Shareholders’ equity based on U.S. GAAP	7,221,326	10,132,624	11,084,698	337,947

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Changes in shareholders’ equity based on U.S. GAAP
Balance, beginning of the year	6,760,185	7,221,326	10,132,624	308,921
Issuance of capital	—	1,154,444	—	—
Issuance of option warrants	18,903	19,673	—	—
Effect of merger	—	—	(39,768)	(1,212)
Exercise of option warrants	56,815	90,414	40,418	1,232
Forfeiture of option warrants	—	—	21,477	655
Adjustment arising from change in ownership percentage in subsidiaries	—	—	(26,046)	(794)
Reversal of unrealized loss (gain) on available-for-sale securities	(76,502)	12,507	—	—
Unrealized gain on available-for-sale securities	—	—	5,648	172
Cumulative translation adjustments	(31,388)	(164,684)	186,313	5,680
Net income for the year	485,284	1,665,492	805,383	24,554
Adjustment of equity method for long-term Investment	8,029	133,452	(54,178)	(1,652)
Adjustment for stock bonus	—	—	12,827	391

Balance, end of the year	7,221,326	10,132,624	11,084,698	337,947

A reconciliation of the significant balance sheet accounts to the approximate amounts determined under U.S. GAAP is as follows:

	December 31,
	2004	2005
	NT$	NT$	US$
	(in thousands)
Current assets
As reported	12,707,711	10,046,913	306,308
U.S. GAAP adjustments
Marketable securities—trading	6,991	3,035	93
Effect of inventory adjustments:
Start-up costs	(134)	(53)	(2)
Depreciation of fixed assets and employee dormitory building	217	322	10
Transfer of building and facilities from MVI	(22)	(26)	(1)

As adjusted	12,714,763	10,050,191	306,408

Long-term investments
As reported	642,351	404,124	12,321
U.S. GAAP adjustments
Reversal of goodwill amortization	—	62,362	1,901
Equity accounting for long-term investment	(5,562)	—	—
Impairment loss on long-term investments	—	(79,363)	(2,419)

As adjusted	636,789	387,123	11,803

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31,
	2004	2005
	NT$	NT$	US$
	(in thousands)
Property, plant and equipment—net
As reported	17,426,618	20,420,066	622,563
U.S. GAAP adjustments
Start-up costs	(9,931)	(7,707)	(235)
Depreciation of fixed assets	(75,747)	(114,202)	(3,482)
Transfer of building and facilities from MVI	(5,098)	(4,019)	(122)
Interest capitalization	75,822	66,988	2,042
Negative goodwill	—	(20,275)	(618)

As adjusted	17,411,664	20,340,851	620,148

Other assets
As reported	449,338	559,827	17,068
U.S. GAAP adjustments
Depreciation of employee dormitory building	(9,901)	(11,532)	(352)

As adjusted	439,437	548,295	16,716

Current liabilities
As reported	5,915,356	7,857,499	239,559
U.S. GAAP adjustments
Fair value of embedded derivative liabilities	—	160,899	4,905
Discount on convertible notes	—	(310,631)	(9,471)
Amortization of discount on convertible notes	—	72,480	2,210
Accrual for bonuses to employees, directors and supervisors	—	269,003	8,201

As adjusted	5,915,356	8,049,250	245,404

Other liabilities
As reported	768,468	374,719	11,424
U.S. GAAP adjustments
Pension expense	1,898	1,898	59
Effect of U.S. GAAP adjustments on income taxes	2,297	(11,301)	(345)
Negative goodwill	—	(20,275)	(618)

As adjusted	772,663	345,041	10,520

Minority interests
As reported	7,092,498	7,878,123	240,187
U.S. GAAP adjustments
Shareholders’ equity	435	(137,403)	(4,189)

As adjusted	7,092,933	7,740,720	235,998

As a result of the adjustments presented above, the approximate amounts of total assets under U.S. GAAP were NT$31,521,702 thousand and NT$31,653,560 thousand as of December 31, 2004, and 2005, respectively.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following U.S. GAAP condensed statements of operations for the years ended December 31, 2003, 2004 and 2005 have been derived from the audited financial statements and reflect the adjustments presented above. Certain accounts have been reclassified to conform to U.S. GAAP. Reversal of allowance for inventories, scrap of inventories and bonuses to employees, directors and supervisors are included as operating expenses.

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Net revenue	9,026,531	15,035,811	15,213,981	463,841
Cost of revenue	7,472,279	10,792,445	11,273,617	343,708

Gross profit	1,554,252	4,243,366	3,940,364	120,133
Operating expenses	787,664	1,283,895	1,837,689	56,027

Income from operations	766,588	2,959,471	2,102,675	64,106
Non-operating income (expenses)—net	(69,089)	(459,011)	(478,833)	(14,599)

Income before income tax	697,499	2,500,460	1,623,842	49,507

Net income	485,284	1,665,492	805,383	24,554

28. ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a. Recent accounting pronouncements

The Company is required by SEC Staff Accounting Bulletin No. 74 to make certain disclosures about the effect that recently issued accounting standards will have on the financial statements adopted for future periods.

On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123R “Share-Based Payment” (SFAS 123R), which revises the previously effective SFAS No. 123 and supersedes APB No. 25, and on March 29, 2005, the SEC issued Staff Accounting Bulletin 107, “Share-Based Payment”. These pronouncements address the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions using APB No. 25 and generally requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in the consolidated statements of operations. The new standard became effective in the first interim period beginning after December 15, 2005. Had the Company adopted SFAS 123R in prior periods, the impact would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income (loss) and earnings (loss) per share of common stock in Note 28 i. The Company expects that the new standard will result in significant stock-based compensation expense.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b. Short-term investments

On December 31, 2004 and 2005, certain investments carried at cost under ROC GAAP were revalued for purposes of U.S. GAAP presentation:

	(ROC GAAP) Carrying Value		(U.S. GAAP) Fair Value
	2004	2005	2004	2005
	NT$	NT$	NT$	NT$	US$
	(in thousands)
Investment in trading securities (Note 4)	2,832,556	186,136	2,839,547	189,171	5,767

Long-term investments—available-for-sale securities (Note 7)	1,587	—	1,593	—	—

The Company uses the weighted-average cost method for trading securities and available-for-sale securities when determining the cost basis.

The following table shows the gross unrealized losses and fair value of short-term investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category that individual securities have been in a continuous unrealized loss position, at December 31, 2005.

	December 31, 2005
	Less than 12 months				12 months or greater
	Fair value		Unrealized losses		Fair value		Unrealized losses
	NT$	US$	NT$	US$	NT$	US$	NT$	US$
	(in thousands)
Stock	—	—	—	—	156,338	4,766	18,078	551
Open-ended funds	32,833	1,001	167	5	—	—	—	—

	32,833	1,001	167	5	156,338	4,766	18,078	551

c. Goodwill

	December 31, 2005
	NT$	US$
	(in thousands)
Balance, January 1, 2005	2,643	80
Arising from acquisition of additional interest in a subsidiary	124,924	3,809

Balance, December 31, 2005	127,567	3,889

d. Income tax expense (benefit)

Income (loss) before income tax, minority interest and interest in bonuses paid by subsidiaries consists of the following:

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Bermuda	(103,147)	(168,257)	(104,290)	(3,180)
ROC	898,232	2,766,458	1,995,544	60,840
Others	(97,586)	(97,741)	(267,412)	(8,153)

	697,499	2,500,460	1,623,842	49,507

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income tax expense (benefit) consists of:-

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Income tax for the current year
Bermuda	—	—	81,909	2,497
ROC	2,009	46,671	90,756	2,767
Others	90	46	434	13

	2,099	46,717	173,099	5,277
Deferred income tax
Bermuda	—	—	—	—
ROC	(9,699)	(174,527)	(59,424)	(1,811)
Others	(20,945)	(11,239)	(15,647)	(477)

	(30,644)	(185,766)	(75,071)	(2,288)
Adjustment of prior years’ income taxes	3,364	(2,755)	323	10

Income tax expense (benefit)	(25,181)	(141,804)	98,351	2,999

Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax expense (benefit) which conforms to U.S. GAAP is as follows:

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Tax on pretax income at 0%	—	—	—	—

Tax on pretax income at applicable statutory rates	196,833	677,744	637,616	19,440
Additional 10% on the unappropriate earnings	—	—	163,838	4,995
Other tax and assessed additional income tax	1,309	86	746	23
Tax paid by subsidiaries	90	—	—	—
Tax effects of:
Tax-exempt income	(1,469)	(174,756)	(175,422)	(5,348)
Permanent differences
Non-taxable (gain)/loss on sales of investment	(22,571)	14,057	(11,106)	(339)
Non-deductible investment losses	6,613	(24,501)	104,639	3,190
Non-deductible expense	—	—	70,580	2,152
Temporary differences	—	(52,950)	(173,673)	(5,295)
Tax credits—utilized	(187,700)	(355,923)	(218,672)	(6,667)
—deferred	44,082	(82,277)	76,611	2,336
Valuation allowance	(65,772)	(461,529)	(405,487)	(12,362)
Loss carry forward	40	321,000	28,358	865
Adjustment of prior year’s income tax	3,364	(2,755)	323	9

Income tax expense (benefit)	(25,181)	(141,804)	98,351	2,999

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of net deferred income tax assets (liabilities) were as follows:

	December 31,
	2004	2005
	NT$	NT$	US$
	(in thousands)
Deferred income tax assets
Current
Unrealized foreign exchange loss	16,600	3,496	107
Pre-operating expenses	602	—	—
Excess of book depreciation over tax depreciation	571	—	—
Loss carry forward	506,267	—	—
Tax credits	241,141	110,103	3,357
Loss of market price decline and obsolescence and slow-moving inventories	27,768	20,616	629
Unrealized loss on sale allowances	9,455	9,455	288
Others	74,416	95,532	2,912

	876,820	239,202	7,293
Valuation allowance	(286,344)	—	—

	590,476	239,202	7,293

Non-current
Unrealized impairment loss on idle fixed assets	—	12,586	384
Tax credits	763,336	801,450	24,434
Loss carry forward	756,420	147,132	4,486
Building	1,605	1,011	31
Start-up costs	4,995	1,940	59
Others	191,370	296,394	9,036

	1,717,726	1,260,513	38,430
Valuation allowances	(1,651,163)	(793,874)	(24,203)

	66,563	466,639	14,227

Deferred income tax liabilities
Non-current
Depreciation differences	(550,233)	(531,219)	(16,196)
Interest capitalization	(26,644)	(16,747)	(511)

	(576,877)	(547,966)	(16,707)

	80,162	157,875	4,813

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

e. Pension plans

In accordance with SFAS No. 132—Revised, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”, pension information is disclosed below:

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Components of net periodic benefit cost
Service cost	36,130	56,065	30,021	915
Interest cost	5,039	8,038	8,159	249
Project return on plan assets	(2,990)	(5,304)	(4,500)	(137)
Net amortization and deferral:
Unrecognized net transition obligation	53	(143)	53	2
Curtailment gain	662	655	1,031	31

Net periodic benefit cost	38,894	59,311	34,764	1,060

Changes in benefit obligation
Benefit obligation at beginning of year	122,148	187,657	314,124	9,577
Effect of merger	—	—	(63,064)	(1,923)
Acquisition of subsidiary	—	46,147	—	—
Service cost	36,130	51,970	30,021	915
Interest cost	5,039	7,599	8,713	266
Actuarial loss	24,340	20,751	(6,541)	(199)

Benefit obligation at end of year	187,657	314,124	283,253	8,636

Changes in plan assets
Fair value of plan assets at beginning of year	66,005	98,063	174,349	5,316
Effect of merger	—	—	(49,169)	(1,499)
Acquisition of subsidiary	10,235	42,330	—	—
Actual return on plan assets	1,168	1,796	1,971	60
Employer contribution	20,655	32,160	29,892	911

	98,063	174,349	157,043	4,788

Funds status	(89,594)	(139,775)	(126,210)	(3,848)
Unrecognized actuarial loss	31,335	35,203	42,654	1,300

Net amount recognized (recognized as accrued pension cost)	(58,259)	(104,572)	(83,556)	(2,548)

Actuarial assumptions

Discount rate	3.25%	3.25%	2.75%	2.75%
Rate of compensation increase	3.25%	3.25%	3.25%	3.25%
Expected return on plan assets	3.25%	3.25%	2.75%	2.75%

The accumulated benefit obligation for all defined benefit pension plans was NT$170,209 thousand and NT$142,426 thousand at December 31, 2004 and 2005, respectively.

There were no pension plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2004 and 2005.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The plan assets are all invested in the Central Trust of China. The plan benefits are based on employees’ years of service and compensation. The plan assets primarily consist of cash, government loan, equity securities, notes and bonds.

The fair value of the plan assets was NT$125,127 thousand and NT$156,990 thousand (US$4,786 thousand) at December 31, 2004 and 2005. As of December 31, 2004 and 2005, these assets were allocated among asset categories as follows:

Asset category	2004	2005	Current minimum, target and maximum allocation policy
Equity securities	22%	20%	11%
Bonds	4%	11%	2%
Notes	15%	14%	2%
Government loan	7%	6%	2%
Cash	52%	49%	2%

Total	100%	100%

Under ROC regulation, government authority will collect the fund as a Labor Retirement Fund and determine the assets allocation and investment policy.

ChipMOS Taiwan and ThaiLin anticipate contributing NT$30,783 thousand to its pension plans during 2006.

The Company has no other post-retirement or post-employment benefit plans.

f. Statements of cash flows

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

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Net cash inflow (outflow) from:
Operating activities	1,972,320	7,645,619	5,904,713	180,022
Investing activities	(1,381,786)	(10,155,947)	(4,963,293)	(151,320)
Financing activities	(1,843,742)	5,696,974	(1,261,258)	(38,453)

	(1,253,208)	3,186,646	(319,838)	(9,751)
Effect of changes in foreign exchange rate	(105,104)	(68,464)	77,695	2,368
Cash and cash equivalents at the beginning of year	3,089,276	1,730,964	4,849,146	147,840

Cash and cash equivalents at the end of year	1,730,964	4,849,146	4,607,003	140,457

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

g. Statements of comprehensive income

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Net income based on U.S. GAAP	485,284	1,665,492	805,383	24,554
Other comprehensive income (loss):
Unrealized gain on available-for-sale security	—	—	5,648	172
Realized gain due to change to short term investment	(55,763)	—	—	—
Translation adjustment	(31,388)	(164,684)	186,313	5,680

Comprehensive income	398,133	1,500,808	997,344	30,406

Components in other comprehensive income refer to investments in MVI and ProMOS. Under ROC laws, those losses and gains are not subject to income tax. Therefore, no tax expense or benefit is allocated to such investments.

h. Statements of accumulated comprehensive income (loss)

	Unrealized Holding Gain on Available-for-sale Securities	Translation Adjustment	Accumulated Other Comprehensive Income (loss)
	NT$	NT$	NT$
	(in thousands)
Balance, as of December 31, 2003	—	(31,900)	(31,900)
Addition in 2004	—	(164,684)	(164,684)

Balance, as of December 31, 2004	—	(196,584)	(196,584)
Addition in 2005	5,648	186,313	191,961

Balance, as of December 31, 2005	5,648	(10,271)	(4,623)

i. Shareholders’ equity

Employee stock-based compensation has been accounted for under the intrinsic value based method as prescribed by Accounting Principles Board APB Opinion No. 25. The disclosure provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” has been applied to employee stock-based compensation.

The Company has in place a Share Option Plan (2002 Plan). Under the terms of the plan, the exercise price set on the grant of share options may not be less than the par value of a Company Share on the date of grant of such option. As at December 31, 2005, the number of shares that may be issued under the plan is 9,000,000 shares and may consist in whole or part of authorized but unissued shares of the Company which are not reserved for any other purpose. No consideration is payable for the grant of an option.

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following summarizes the share option transactions relating to the share option plan:

	Shares	Weighted average exercise price
	(in thousand)	US$
Options outstanding at December 31, 2003	5,304	2.1597
Granted	2,810	5.2667
Exercised	(1,021)	4.2551
Forfeited	(310)	2.1321
Options outstanding at December 31, 2004	6,783	3.3550
Exercised	(441)	2.4455
Forfeited	(313)	5.0657
Options outstanding at December 31, 2005	6,029	3.3328

Options exercisable at December 31, 2004	1,170	2.0656
Options exercisable at December 31, 2005	2,696	2.8102

The weighted average fair value of options granted under the plan in the years ended December 31, 2004 and 2005 was US$2.981 and US$2.9508, respectively.

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2004 and 2005 the Company recorded compensation expense of NT$36,383 thousand and NT$28,006 thousand, respectively. Had the fair value method recommended in SFAS 123 been used, the Company’s net income and earning per share would have been reduced to the following pro forma amounts in 2004 and 2005:

	Year Ended December 31,
	2003	2004	2005
	NT$	NT$	NT$	US$
	(in thousands)
Net income based on US GAAP	485,284	1,665,492	805,383	24,554
Add: Compensation expenses as reported	27,985	36,383	28,006	854
Less: Compensation expenses determined under fair value based method	(188,534)	(149,278)	(171,377)	(5,225)

Adjusted net income, fair value based method	324,735	1,552,597	662,012	20,183

Basic earnings per share
As reported	8.24	26.38	11.92	0.36

SFAS 123 adjusted	5.51	24.59	9.80	0.30

Diluted earnings per share
As reported	8.17	26.22	11.21	0.34

SFAS 123 adjusted	5.46	24.44	9.48	0.29

j. Convertible notes

The Company accounts for the conversion option in the convertible notes as derivative liabilities in accordance with SFAS No. 133 “Accounting For Derivative Instruments And Hedging Activities” and Emerging Interpretation Task Force (“EITF”) Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock”. The discount attributable to the issuance date aggregate fair value of the conversion option, totaling NT$310,631 thousand (US$9,471 thousand), is being amortized using the effective interest method over the term of the convertible notes.

The change in fair value on revaluation of the embedded derivative liabilities represents the difference between the fair value of the embedded derivative liabilities at their original issue date and their fair value on December 31, 2005 using an option pricing model. As of December 31, 2005, the fair value of the embedded derivative liabilities amounted to NT$160,899 thousand (US$4,905 thousand). The effect of the fair market value adjustment of NT$149,732 (US$4,565 thousand) was recorded in the consolidated statement of operations.

The following assumptions were applied to the convertible notes using the option pricing model:-

	December 31, 2005
Market price	US$	5.8
Conversion price	US$	6.28
Term		5 years
Volatility		22.0942%
Risk-free interest rate		4.5%

Please refer to Note 15 for details of the terms of the convertible notes.