Form 20-F
period 2006-12-31
CHIPMOS TECHNOLOGIES BERMUDA LTD
filed 2007-06-08
CIK 1133478

As filed with the Securities and Exchange Commission on June 8, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value US$0.01 each	NASDAQ Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2006, 70,196,303 Common Shares, par value US$0.01 each, were outstanding.

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

Except for historical matters, the matters discussed in this Annual Report on Form 20-F are forward-looking statements that are subject to significant risks and uncertainties. These statements are generally indicated by the use of forward-looking terminology such as the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “plan,” “project,” “may,” “will” or other similar words that express an indication of actions or results of actions that may or are expected to occur in the future. These statements appear in a number of places throughout this Annual Report on Form 20-F and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report on Form 20-F. Important factors that could cause those differences include, but are not limited to:

•	the volatility of the semiconductor industry and the market for end-user applications for semiconductor products;

•	overcapacity in the semiconductor testing and assembly markets;

•	the increased competition from other companies and our ability to retain and increase our market share;

•	our ability to successfully develop new technologies and remain a technological leader;

•	our ability to maintain control over capacity expansion and facility modifications;

•	our ability to generate growth or profitable growth;

•	our ability to hire and retain qualified personnel;

•	our ability to acquire required equipment and supplies to meet customer demand;

•	our ability to raise capital as required to meet certain existing obligations;

•	the pending criminal indictment of our chairman and chief executive officer;

•	our reliance on certain major customers;

•	the implementation of long-term customer agreements that require us to incur significant capital expenditures;

•	our major customers’ willingness to purchase our services or to provide the minimum agreed compensation as provided under any long-term agreement with us, if applicable;

•	the success of any of our future acquisitions, investments or joint ventures;

•	the outcome of any pending litigation;

•	the political stability of our local region; and

•	general local and global economic conditions.

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

Selected Financial Data

The following tables set forth our selected consolidated financial data. The selected consolidated balance sheet data as of December 31, 2005 and 2006 and our consolidated statement of operations and cash flows data for 2004, 2005 and 2006 are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these audited consolidated financial statements and related notes beginning on page F-1 of this Annual Report on Form 20-F. These audited consolidated financial statements have been audited by Moore Stephens. The selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 and the consolidated statement of operations and cash flows data for the years ended December 31, 2002 and 2003 are derived from our audited consolidated financial statements not included herein. Our consolidated financial statements have been prepared and presented in accordance with ROC GAAP, which differs in some material respects from US GAAP. Please see Note 26 to our audited consolidated financial statements for a description of the principal differences between ROC GAAP and US GAAP for the periods covered by these financial statements.

	Year ended December 31,
	2002	2003	2004	2005	2006	2006
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data)
Consolidated Statement of Operations Data:
ROC GAAP:
Net revenue:
Related parties(1)	$3,665.4	$5,072.9	$4,844.4	$4,603.5	$5,654.4	$173.5
Others	2,860.5	3,953.6	10,191.4	10,610.5	14,720.8	451.7

Total net revenue	6,525.9	9,026.5	15,035.8	15,214.0	20,375.2	625.2
Cost of revenue	6,711.7	7,459.5	10,857.5	11,262.6	14,253.4	437.4

Gross profit (loss)	(185.8)	1,567.0	4,178.3	3,951.4	6,121.8	187.8

Operating expenses:
Research and development	326.8	295.0	296.4	274.4	274.8	8.4
Sales and marketing	37.3	65.4	308.5	232.9	107.4	3.3
General and administrative	310.2	439.9	673.3	793.3	813.0	25.0

Total operating expenses	674.3	800.3	1,278.2	1,300.6	1,195.2	36.7

Income (loss) from operations	(860.1)	766.7	2,900.1	2,650.8	4,926.6	151.1

Other expenses, net	(397.6)	(77.1)	(395.8)	(506.5)	(223.2)	(6.8)

Income (loss) before income tax, minority interests and interest in bonuses paid by subsidiaries(2)	(1,257.7)	689.6	2,504.3	2,144.3	4,703.4	144.3
Income tax benefit (expense)	(97.9)	29.0	141.8	(112.0)	(636.5)	(19.5)

Income (loss) before minority interests and interest in bonuses paid by subsidiaries(2)	(1,355.6)	718.6	2,646.1	2,032.3	4,066.9	124.8
Minority interests	385.3	(256.9)	(997.9)	(977.0)	(1,799.4)	(55.2)
Interest in bonuses paid by subsidiaries(2)	—	—	—	(127.1)	(149.5)	(4.6)
Cumulative effect of changes in accounting principles	—	—	—	—	3.3	0.1
Pre-acquisition earnings(3)	—	20.7	27.7	—	—	—

Net income (loss)	$(970.3)	$482.4	$1,675.9	$928.2	$2,121.3	$65.1

Earning (loss) per share:
Basic	$(16.49)	$8.19	$26.54	$13.74	$30.84	$0.95
Diluted	$(16.49)	$8.12	$26.38	$11.82	$25.00	$0.77
Weighted-average number of shares outstanding:
Basic	58.8	58.9	63.1	67.5	68.8	68.8
Diluted	58.8	59.4	63.5	82.6	88.3	88.3

	Year ended December 31,
	2002	2003	2004	2005	2006	2006
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data)
US GAAP:(4)
Net income (loss)	$(913.4)	$485.3	$1,665.5	$805.4	$1,253.1	$38.5
Earning (loss) per share:
Basic	$(15.52)	$8.24	$26.38	$11.92	$18.22	$0.56
Diluted	$(15.52)	$8.17	$26.22	$11.21	$17.52	$0.54
Weighted-average number of shares outstanding:
Basic	58.8	58.9	63.1	67.5	68.8	68.8
Diluted	58.8	59.4	63.5	82.6	71.5	71.5

(1)	Related parties include Mosel Vitelic Inc., or Mosel, Siliconware Precision Industries Co. Ltd., or Siliconware Precision, PlusMOS Technologies Inc., or PlusMOS, Ultima Electronics Corp., or Ultima, ProMOS Technologies Inc., or ProMOS, ThaiLin Semiconductor Corp., or ThaiLin, CHANTEK ELECTRONIC CO., LTD., or Chantek, Best Home Corp. Ltd., or Best Home, DenMOS Technology Inc., or DenMOS, Sun-Fund Securities Ltd., or Sun-Fund, Advanced Micro Chip Technology Co., Ltd., or AMCT, Jesper Limited, Prudent Holdings Group Ltd. and Mou-Fu Investment Ltd. See Note 19 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F. Effective April 1, 2004, PlusMOS was merged into Chantek with Chantek as the surviving entity. See “Item 4. Information on the Company—Our Structure and History—CHANTEK ELECTRONIC CO., LTD.” AMCT was liquidated in October 2004. See “Item 4. Information on the Company—Our Structure and History—Advanced Micro Chip Technology Co., Ltd.” On November 21, 2005, Chantek was merged into ChipMOS Taiwan, with ChipMOS Taiwan as the surviving company. See “Item 4. Information on the Company—Our Structure and History—ChipMOS TECHNOLOGIES INC.” On December 1, 2005, ChipMOS Logic was merged into ThaiLin, with ThaiLin as the surviving entity. See “Item 4. Information of the Company—Our Structure and History—ThaiLin Semiconductor Corp.”
(2)	Refers to bonuses to directors, supervisors and employees paid by subsidiaries.
(3)	For 2003, represents our share of pre-acquisition profits of ThaiLin prior to December 1, 2003, the date when we began to consolidate the accounts of ThaiLin. For 2004, represents our share of pre-acquisition profits of Chantek prior to April 1, 2004, the date when we began to consolidate the accounts of Chantek, the surviving entity after the merger of Chantek and PlusMOS.
(4)	Reflects the US GAAP adjustments as described in Note 26 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F.

	As of December 31,
	2002	2003	2004	2005	2006	2006
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Balance Sheet Data:
ROC GAAP:
Current assets:
Cash and cash equivalents	$2,487.5	$1,731.0	$4,849.1	$4,607.0	$5,895.9	$180.9
Restricted cash and cash equivalents	76.9	282.4	87.0	169.3	65.1	2.0
Financial assets at fair value through profit and loss	874.9	664.3	2,832.6	186.1	1,929.1	59.2
Notes receivable	30.5	11.7	62.2	30.6	31.1	1.0
Accounts receivable
—related parties	1,104.4	1,342.4	1,411.0	1,418.4	1,839.1	56.4
—third parties	562.5	1,290.7	1,926.1	2,525.9	3,190.5	97.9
Other receivables
—related parties	11.5	266.2	6.6	4.3	14.0	0.4
—third parties	92.3	866.6	164.6	161.9	31.8	1.0
Inventories	166.5	335.5	661.0	627.5	945.8	29.0
Prepaid expenses and other current assets	223.2	422.2	116.9	76.7	155.8	4.8
Total current assets	5,668.7	7,479.7	12,707.7	10,046.9	14,232.6	436.7
Long-term investments	1,441.9	640.5	642.4	404.1	366.7	11.3
Property, plant and equipment, net	10,043.6	11,086.8	17,426.6	20,420.1	30,494.3	935.7
Intangible assets—net	51.9	225.2	319.1	327.1	353.0	10.8
Other assets	747.6	233.5	449.3	559.8	565.3	17.3
Total assets	17,953.7	19,665.7	31,545.1	31,758.0	46,011.9	1,411.8
Current liabilities:
Short-term bank loans	2,032.6	1,566.8	800.6	467.8	1,055.3	32.4
Current portion of long-term loans	352.2	692.8	1,821.8	2,300.9	2,335.3	71.7
Current portion of long-term bonds payable	—	—	1,200.0	—	—	—
Convertible notes	—	267.6	—	2,769.3	—	—
Deferred credit	—	—	28.0	3.5	3.6	0.1
Notes payable	—	27.3	49.1	3.9	—	—
Accounts payable	145.4	345.4	607.8	728.7	803.0	24.6
Other payable
—related parties	1.3	1.0	2.8	1.2	—	—
—third parties	192.7	263.8	324.7	404.9	549.6	16.9
Accrued expenses and other current liabilities	465.1	438.0	608.6	474.1	713.6	21.9
Total current liabilities	4,083.4	3,951.1	5,915.4	7,857.5	6,747.5	207.0
Long-term liabilities	4,011.4	3,438.9	7,608.1	4,433.9	15,900.5	487.9
Other liabilities	258.5	599.5	768.5	374.7	479.0	14.7
Total liabilities	8,353.3	7,989.5	14,292.0	12,666.1	23,127.0	709.6
Total shareholders’ equity (including minority interests)	9,600.4	11,676.2	17,253.1	19,091.9	22,884.9	702.2

	As of December 31,
	2002	2003	2004	2005	2006	2006
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
US GAAP(1):
Current assets:
Cash and cash equivalents	$2,487.5	$1,731.0	$4,849.1	$4,607.0	$5,895.9	$180.9
Restricted cash and cash equivalents	76.9	282.4	87.0	169.3	65.1	2.0
Financial assets at fair value through profit and loss	869.4	660.7	2,839.6	189.2	1,929.1	59.2
Notes receivable	30.5	11.7	62.2	30.6	31.1	1.0
Accounts receivable
—related parties	1,104.4	1,342.4	1,411.0	1,418.4	1,839.1	56.4
—third parties	562.5	1,290.7	1,926.1	2,525.9	3,190.5	97.9
Other receivables
—related parties	11.5	266.2	6.6	4.3	14.0	0.4
—third parties	92.3	866.6	164.6	161.9	31.8	1.0
Inventories	166.2	335.5	661.0	627.7	946.1	29.0
Prepaid expenses and other current assets	223.2	422.2	116.9	76.7	155.8	4.8
Total current assets	5,663.0	7,476.1	12,714.7	10,050.2	14,232.9	436.7
Long-term investments	1,521.1	625.1	636.8	387.1	366.7	11.3
Property, plant and equipment, net	10,062.8	11,082.4	17,411.7	20,340.9	30,377.7	932.1
Intangible assets—net	33.5	225.2	319.1	327.1	446.7	13.7
Other assets	740.5	224.7	439.4	548.3	552.1	16.9
Total assets	18,020.9	19,633.5	31,521.7	31,653.6	45,976.1	1,410.7
Current liabilities:
Short-term bank loans	2,032.6	1,566.8	800.6	467.8	1,055.3	32.4
Current portion of long-term loans	352.2	692.8	1,821.8	2,300.9	2,335.3	71.7
Current portion of long-term bonds payable	—	—	1,200.0	—	—	—
Convertible notes	—	267.6	—	2,531.1	—	—
Deferred credit	—	—	28.0	3.5	3.6	0.1
Notes payable	—	27.3	49.1	3.9	—	—
Accounts payable	145.4	345.4	607.8	728.7	803.0	24.6
Other payable
—related parties	1.3	1.0	2.8	1.2	—	—
—third parties	192.7	263.8	324.7	404.9	549.6	16.9
Accrued expenses and other current liabilities	465.1	438.0	608.6	743.1	1,173.1	36.0
Total current liabilities	4,083.4	3,951.1	5,915.4	8,049.3	7,207.0	221.1
Long-term liabilities	4,011.4	3,438.9	7,608.1	4,433.9	16,836.2	516.6
Other liabilities	258.8	603.7	772.7	345.0	502.2	15.4
Total liabilities	8,353.6	7,993.7	14,296.2	12,828.2	24,545.4	753.1
Total shareholders’ equity (including minority interests)	9,667.3	11,639.8	17,225.5	18,825.4	21,430.7	657.6

(1) Reflects the US GAAP adjustments as described in Note 26 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F.

	Year ended December 31,
	2002(1)	2003(1)	2004(1)	2005(1)	2006	2006
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Statement of Cash Flows Data:
ROC GAAP:
Capital expenditures	$2,091.3	$2,477.9	$8,331.0	$7,677.2	$15,717.8	$482.3
Depreciation and amortization	2,820.6	2,715.0	3,536.8	4,339.1	5,558.8	170.6
Net cash provided by (used in):
Operating activities	1,623.0	2,281.2	4,915.7	8,822.6	7,316.4	224.5
Investing activities	(3,230.9)	(1,444.7)	(8,273.3)	(7,622.5)	(14,988.2)	(459.9)
Financing activities	2,914.3	(1,488.0)	6,544.3	(1,519.9)	8,947.9	274.5
Effect of exchange rate changes on cash	—	(105.1)	(68.5)	77.7	12.8	0.4
Net increase (decrease) in cash	1,306.4	(756.6)	3,118.2	(242.1)	1,288.9	39.5

(1)	As a result of the adoption of the ROC Statements of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” (ROC SFAS No. 34), and the ROC Statements of Financial Accounting Standards No. 36, “Financial Instruments: Disclosure and Presentation” (ROC SFAS No. 36), the balances in 2002 to 2005 were reclassified to be consistent with the classification used in our consolidated statements of cash flows for 2006 included herein.

Exchange Rates

References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This Annual Report on Form 20-F contains translations of certain NT dollar amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 29, 2006, which was NT$32.59 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all. On June 6, 2007, the noon buying rate was NT$33.01 to US$1.00.

The following table sets out, for the years and the months indicated, information concerning the number of NT dollars for which one US dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT dollars per US dollar noon buying rate
	Average	High	Low	Period-end
2002	34.53	35.16	32.85	34.70
2003	34.41	34.98	33.72	33.99
2004	33.37	34.16	31.74	31.74
2005	32.16	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
December 2006	32.51	32.74	32.27	32.59
January 2007	32.77	32.99	32.38	32.95
February 2007	32.97	33.08	32.86	32.98
March 2007	33.01	33.13	32.84	33.01
April 2007	33.15	33.33	33.05	33.33
May 2007	33.28	33.41	32.97	33.09
June 2007 (through June 6, 2007)	33.00	33.01	32.99	33.01

Sources: Federal Reserve Statistical Release H.10 (512), 2002-2007, Board of Governors of the Federal Reserve System.

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

Market conditions in the semiconductor industry track, to a large degree, those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors we test and assemble could reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Our net revenue is largely attributable to fees derived from testing and assembling semiconductors for use in personal computers, communications equipment, consumer electronic products and display applications. A significant decrease in demand for products in these markets could put pricing pressure on our testing and assembly services and negatively affect our net revenue and earnings. The decrease in market demand for personal computers and communications equipment that began in the fourth quarter of 2000 adversely affected our results of operations in 2000, 2001 and 2002. While the market demand for personal computers and communications equipment has recovered since the beginning of 2003, a significant decrease in demand could again negatively affect our net revenue and earnings.

A decline in average selling prices for our services could result in a decrease in our earnings.

Historically, prices for our testing and assembly services in relation to any given semiconductor tend to decline over the course of its product and technology life cycle. Although the average selling prices for our testing and assembly services for DRAM and liquid crystal display, or LCD, and other flat-panel display driver semiconductors increased in 2006 compared to the average selling prices for these services in 2005, we cannot assure you that the average selling prices for these services will not drop significantly in the future. See also “— A decrease in market demand for LCD and other flat-panel display driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.” If we cannot reduce the cost of our testing and assembly services, or introduce higher-margin testing and assembly services for new package types, to offset the decrease in average selling prices for our services, our earnings could decrease.

A reversal or slowdown in the outsourcing trend for semiconductor testing and assembly services could reduce our profitability.

In recent years, integrated device manufacturers, or IDMs, have increasingly outsourced stages of the semiconductor production process, including testing and assembly, to independent companies like us to shorten production cycles. In addition, the availability of advanced independent semiconductor manufacturing services has also enabled the growth of so-called “fabless” semiconductor companies that focus exclusively on design and marketing and outsource their manufacturing, testing and assembly requirements to independent companies. A substantial portion of our net revenue is indirectly generated from providing semiconductor assembly and testing services to these IDMs and fabless companies. We cannot assure you that these companies will continue to outsource their testing and assembly requirements to independent companies like us. A reversal of, or a slowdown in, this outsourcing trend could result in reduced demand for our services, which in turn could reduce our profitability.

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

We are highly dependent on the market for memory products. A downturn in the market or prices for these products could significantly reduce our net revenue and net income.

A significant percentage of our net revenue is derived from testing and assembling memory semiconductors. Our net revenue derived from the testing and assembly of memory semiconductors accounted for 71%, 73% and 74% of our net revenue in 2004, 2005 and 2006, respectively. In the past, our service fees for testing and assembling memory semiconductors were sharply reduced in tandem with the decrease in the average selling price of DRAM in the semiconductor industry. We cannot assure you that there will not be substantial downturns in DRAM prices in the future. Any failure of the demand for DRAM to increase or any decrease in the demand or prices for memory products may decrease the demand for our services and our service fees and significantly reduce our net revenue and net income.

A decrease in market demand for LCD and other flat-panel display driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.

Our testing and assembly services for LCD and other flat-panel display driver semiconductors generated net revenue of NT$2,750 million, NT$3,098 million and NT$4,446 million (US$136 million) in 2004, 2005 and 2006, respectively. We spent NT$1,380 million, NT$1,803 million and NT$2,418 million (US$74 million) in 2004, 2005 and 2006, respectively, on equipment for TCP, COF and COG technologies, which are used in testing and assembly services for LCD and other flat-panel display driver semiconductors. Most of this equipment may not be used for technologies other than TCP, COF or COG. Although the market demand for LCD and other flat-panel display driver semiconductor testing and assembly services increased in 2006 compared to the market demand in 2005, any future decrease in demand for our LCD and other flat-panel display driver semiconductor testing and assembly services would significantly impair our capacity utilization rates and may result in our inability to generate sufficient revenue to cover the significant depreciation expenses for the equipment used in testing and assembling LCD and other flat-panel display driver semiconductors, thereby negatively affecting our profitability. See also “— Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected.”

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.

We have a significant level of debt and interest expense. We had approximately NT$3,391 million (US$104 million) and NT$15,901 million (US$488 million) in short- and long-term indebtedness, respectively, outstanding as of December 31, 2006, including NT$2,314 million (US$71 million) of the 1.75% convertible notes due 2009 issued in November 2004, or the 2004 notes, and NT$3,259 million (US$100 million) of the 3.375% convertible notes due 2011 issued in September 2006, or the 2006 notes.

Our significant indebtedness poses risks to our business, including the risks that:

•

we may have to use a substantial portion of our consolidated cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

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

The indentures governing the 2004 notes and the 2006 notes do not limit our ability to incur additional indebtedness in the future. As we incur additional indebtedness, the risks that we face could intensify. Our ability to make required payments on the 2004 notes and the 2006 notes and to satisfy any other debt obligations will depend on our future operating performance and our ability to obtain additional debt or equity financing on commercially reasonable terms. For additional information on our indebtedness, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources.”

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

Because of the factors listed above, our future results of operations or growth rates may be below the expectations of research analysts and investors. If so, the market price of our common shares, and the market value of your investment, may fall.

The ongoing criminal proceeding involving Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline.

Mr. Shih-Jye Cheng, our chairman and chief executive officer, was indicted by the Taipei District Prosecutor’s Office, or the prosecutor, in December 2005. Based upon information released by the prosecutor, the indictment alleges that Mr. Shih-Jye Cheng, as instructed by Mr. Hung-Chiu Hu, purchased repurchase notes on January 6, January 13, and January 28, 2004 from Founder Associates Limited, a British Virgin Islands company affiliated with Mega Securities Co., Ltd. (formerly known as Barits International Securities Co., Ltd.), with an aggregate principal amount of approximately US$29 million, by using corporate funds from ChipMOS Taiwan and ThaiLin. The indictment further alleges that these repurchase notes were used as a cover to misuse the corporate funds of Mosel, and its affiliated entities, including ChipMOS Taiwan and ThaiLin, in violation of ROC law. In addition, the indictment alleges that Mr. Hung-Chiu Hu and others were engaged in the insider trading of the securities of Mosel in violation of ROC law, but none of the current officers at ChipMOS Taiwan or ThaiLin was indicted in this regard.

On January 5, 2006, our board established a special committee, comprised solely of Messrs. Yeong-Her Wang, Rong Hsu and Pierre Laflamme, three of our independent directors, to evaluate the circumstances surrounding the indictment of Mr. Shih-Jye Cheng. The special committee engaged Preston Gates & Ellis LLP as its independent international legal counsel, Baker & McKenzie as its independent ROC legal counsel, and Diwan, Ernst & Young as its financial advisor to assist in its investigation.

The special committee’s investigation focused on (1) the probability that Mr. Shih-Jye Cheng would be convicted on the charges described in the indictment, (2) whether the indictment resulted in any pecuniary or other damage to us, (3) whether there were any internal control weaknesses related to the investments in repurchase notes within ChipMOS Bermuda and its subsidiaries and (4) whether ChipMOS Bermuda is required by applicable laws or the Nasdaq Global Select Market listing requirements to take any action in connection with the indictment. The special committee did not attempt to independently determine whether Mr. Shih-Jye Cheng had engaged in any wrongdoing in connection with the investments in repurchase notes, irrespective of whether such wrongdoing would lead to a conviction on the charges under the indictment.

On June 28, 2006, the special committee issued its report, including its findings and recommendations. Based upon the results of its investigation, it found that (1) Mr. Shih-Jye Cheng has declared himself not guilty of the charges described in the indictment, (2) Baker & McKenzie, after reviewing the indictment and the prosecutor’s exhibits, has found that the evidence produced by the prosecutor seems to be inadequate and that there is a low probability of the charges in the indictment being founded, (3) the financial advisor to the special committee has found that we suffered no loss (not taking into account exchange rate factors) and that all monies (capital and interest) were remitted back to our subsidiaries involved, (4) we have suffered no identifiable harm to our reputation or business and (5) Mr. Cheng has not been impaired by the indictment to perform as our chairman and chief executive officer. The special committee recommended that our board maintain Mr. Cheng as our chairman and chief executive officer with full responsibilities and our board unanimously (with Mr. Shih-Jye Cheng having recused himself) resolved to accept and adopt the special committee’s recommendation with regard to Mr. Shih-Jye Cheng.

Our board of directors also resolved to continue the role of the special committee for the duration of the ongoing criminal proceeding involving Mr. Shih-Jye Cheng to actively monitor any developments of the criminal investigation and take or recommend any appropriate action in light of such developments.

Although our board of directors resolved on June 29, 2006 to accept and adopt the special committee’s recommendation to maintain Mr. Cheng’s positions as our chairman and chief executive officer, Mr. Cheng may still be convicted of one or more charges in the indictment or other charges that may be raised in connection with the repurchase note transactions that are the subject of the indictment. In addition, new evidence that leads to additional criminal charges and/or an adverse judgment against Mr. Cheng may be produced during the ongoing criminal investigation, and the special committee may make recommendations to our board in respect of Mr. Cheng’s positions with us or our subsidiaries. If Mr. Cheng is convicted, or in light of any new developments, the special committee recommends or our board of directors otherwise decides that it is in our best interests that Mr. Shih-Jye Cheng no longer serves in all or some of his current capacities with us or our subsidiaries, or if Mr. Shih-Jye Cheng resigns as a result of a final adverse judgment rendered against him by the court, or otherwise, the public perception of us may be seriously harmed and we would lose some or all of the services of Mr. Shih-Jye Cheng. Mr. Shih-Jye Cheng is very important to our current on-going business operations and our relationships with our customers and financing sources, and our loss of his services could materially and adversely affect our business, reputation and prospects and therefore cause our stock price to decline. In addition, if Mr. Shih-Jye Cheng is convicted and sentenced to imprisonment, the ROC Financial Supervisory Commission may subject ChipMOS Taiwan or ThaiLin to certain restrictions on financing activities if Mr. Shih-Jye Cheng continues to serve as the chairman or president of ChipMOS Taiwan or ThaiLin.

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

On December 21, 2004, our board established a special investigation committee comprised of Messrs. Pierre Laflamme and Yeong-Her Wang, two of our independent directors. Concurrent with the establishment of the special investigation committee, our board requested the resignations of Mr. Hu and Mr. Miao, who subsequently resigned from our board on June 2, 2005 and June 8, 2005, respectively. Our board also accepted the resignation of Mr. Robert Ma Kam Fook on December 18, 2004. The special investigation committee engaged Diwan, Ernst & Young as its forensic accounting advisor and Baker & McKenzie as its legal advisor to review transactions that were similar in nature to the transactions that allegedly implicated Messrs. Hu, Miao and Ma at Pacific Electric as well as significant related party transactions between ChipMOS Bermuda, including its subsidiaries and affiliates, and Messrs. Hu, Miao and Ma and any companies or entities affiliated with any of them. The special investigation committee also engaged Hong Kong counsel.

On June 23, 2005, the special investigation committee presented its final report to our board of directors. The special investigation committee concluded that the review conducted by Diwan, Ernst & Young and Baker & McKenzie did not reveal previously unknown information regarding losses suffered by ChipMOS Bermuda, other than a potential liability relating to a credit facility entered into with Trident (Asia) Investments Limited, or Trident, where Mr. Ma has served as a director since July 1996, and HSH Nordbank AG, Hong Kong Branch, or Nordbank. The special investigation committee noted that total losses from transactions reviewed by it in the amount of NT$454 million (US$14 million), relating to impairment losses and realized losses of certain investments, were reflected in our 2002, 2003 and 2004 financial statements, and a potential decline in the value of our investment in respect of Ultima Technology Corp. (BVI). In 2005, we recognized an impairment loss of NT$188 million (US$6 million) as a result of the decline in the value of our investment in Ultima Technology Corp. (BVI). See Note 7 to our audited consolidated financial statements contained in this Annual Report on Form 20-F. The special investigation committee did not make any factual findings as to the business purpose of the transactions reviewed or as to persons at the Company responsible for such transactions. On August 26, 2005, our board dissolved the special investigation committee.

Any adverse publicity from the investigation, trial or conviction of Messrs. Hu, Miao or Ma could have a material adverse effect on our business or cause the market price of our common shares to decline.

We depend on key customers for a substantial portion of our net revenue and a loss of, or deterioration of the business from, any one of these customers could result in decreased net revenue and materially adversely affect our results of operations.

We depend on a small group of customers for a substantial portion of our business. In 2006, our five largest customers accounted for 70% of our net revenue. Our two largest customers, ProMOS Technologies Inc., or ProMOS, and Powerchip Semiconductor Corp., or Powerchip, accounted for 27% and 14%, respectively, of our net revenue in 2006. ProMOS is an affiliate of Mosel, which, as of March 31, 2007, indirectly owned approximately 23.2% of our outstanding common shares. In addition, in November 2005, we entered into an assembly and testing services agreement with Spansion LLC, or Spansion, which became one of our five largest customers in 2006.

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

Our operations are characterized by a high proportion of fixed costs. For memory and mixed-signal semiconductor testing services, our fixed costs represented 58%, 69% and 70% of our total cost of revenue in 2004, 2005 and 2006, respectively. For memory and mixed-signal semiconductor assembly services, our fixed costs represented 22%, 25% and 24% of our total cost of revenue in 2004, 2005 and 2006, respectively. For LCD and other flat-panel display driver semiconductor testing and assembly services, our fixed costs represented 48%, 50% and 50% of our total cost of revenue in 2004, 2005 and 2006, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our testing and assembly equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates can significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In the past, our capacity utilization rates have fluctuated significantly as a result of the fluctuations in the market demand for semiconductors. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected. In addition, we have entered into various long-term assembly and testing services agreements with certain of our customers that may require us to incur significant capital expenditures. If we are unable to achieve high capacity utilization rates for the equipment purchased pursuant to these agreements, our gross margins may be materially and adversely affected.

We are required to make significant capital expenditures in connection with our long-term customer agreements, and our business and results of operations would be adversely affected if we are unable to obtain sufficient funding or if our customers do not fulfill their purchase commitments.

As part of our strategy, we have from time to time entered into long-term agreements with certain of our customers, and we intend to continue to do so in the future. Please see “Item 4. Information on the Company — Our Strategy — Focus on Increasing Sales through Long-Term Agreements with New and Existing Customers.” These long-term agreements may require us to acquire new equipment or construct new facilities in Taiwan and as well as outside Taiwan. In order to meet the requirements of our customers under our long-term agreements, we may have to incur significant capital expenditures and ensure we have sufficient capacity. For example, we entered into an assembly and testing services agreement with Spansion in November 2005 pursuant to which ChipMOS Taiwan agreed to install equipment and reserve capacity for assembly and testing services for Spansion, and Spansion agreed to place purchase orders and compensate us for failure to sufficiently utilize equipment installed and qualified in accordance with the agreement. We incurred approximately US$97 million in 2006, and currently anticipate incurring approximately US$7 million in 2007, in capital expenditures in connection with requirements under our current long-term customer agreements. Although we believe we have sufficient funding to meet our capital expenditures requirements in connection with our long-term customer agreements through the end of June 2008, we cannot assure you that we will be able to obtain sufficient funding thereafter. If we are unable to obtain sufficient funding, we may not be able to meet our obligations under our long-term customer agreements, and our customer relationships, business reputation and results of operations may be materially and adversely affected.

A significant amount of capital expenditures related to long-term agreements may have to be incurred up front prior to generating any significant revenue under these agreements. As a result, our gross margins may be adversely affected whenever we enter into a new long-term agreement or implement a new statement of work under an existing agreement. Also, if the customers under our long-term agreements do not meet their contractual commitments or otherwise fail to make sufficient purchases for us to maintain a high capacity utilization rate, our results of operations may be adversely affected.

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

Our capital requirements are difficult to plan as our industry is highly cyclical and rapidly changing. To remain competitive, we will need capital to fund the expansion of our facilities as well as to fund our equipment purchases and research and development activities. We believe that our current cash and cash equivalents, cash flow from operations and available credit facilities will be sufficient to meet our working capital and capital expenditure requirements under our existing arrangements through the end of June 2008, except for our commitments to invest in ChipMOS Shanghai, a wholly-owned subsidiary of our controlled consolidated subsidiary, Modern Mind. See “— Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations,” “— If Modern Mind fails to invest an additional US$127.5 million into ChipMOS Shanghai by December 6, 2007, ChipMOS Shanghai’s business license may become automatically void and ChipMOS Shanghai may have to be liquidated, which could hurt our growth prospects and potential future profitability” and “— We are required to make significant capital expenditures in connection with our long-term customer agreements, and our business and results of operations would be adversely affected if we are unable to obtain sufficient funding or if our customers do not fulfill their purchase commitments.” In addition, future capacity expansions or market or other developments may require additional funding. Our ability to obtain external financing in the future depends on a number of factors, many of which are beyond our control. They include:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by semiconductor testing and assembly companies; and

•	economic, political and other conditions in Taiwan and elsewhere.

If we are unable to obtain funding in a timely manner or on acceptable terms, our growth prospects and potential future profitability will suffer.

If Modern Mind fails to invest an additional US$127.5 million into ChipMOS Shanghai by December 6, 2007, ChipMOS Shanghai’s business license may become automatically void and ChipMOS Shanghai may have to be liquidated, which could hurt our growth prospects and potential future profitability.

Under applicable regulations of the People’s Republic of China, or PRC, and the terms of the articles of association of ChipMOS Shanghai, a wholly-owned subsidiary of our controlled consolidated subsidiary, Modern Mind, the business license of ChipMOS Shanghai may automatically become void and ChipMOS Shanghai may have to be liquidated if Modern Mind fails to invest an additional US$127.5 million by December 6, 2007, unless an additional extension is obtained from the relevant PRC regulatory authorities. We may not have sufficient financial resources to meet ChipMOS Shanghai’s investment commitments without obtaining additional financing. Even if we have the financial resources available, we may decide not to fund the investment if it would cause Mosel or Siliconware Precision to violate applicable ROC laws and regulations. See “— Risks Relating to Countries in Which We Conduct Operations — The investment in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel or Siliconware Precision violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel or Siliconware Precision as a result of any violation of ROC laws may cause Mosel or Siliconware Precision to decrease its ownership in us significantly or cause Mosel or Siliconware Precision to take other actions that may not be in the best interest of our other shareholders.”

We understand that the relevant PRC regulatory authority is not legally obligated to, but in practice may, grant Modern Mind a grace period if it submits in advance an application for extending the deadline for making the remaining investments in ChipMOS Shanghai. In March 2005, Modern Mind was granted an extension of the investment deadline from December 6, 2005 to December 6, 2007 by the relevant PRC regulatory authority. If we are unable to obtain the funding in a timely manner or on acceptable terms or if we are unwilling to provide funding to ChipMOS Shanghai through Modern Mind, ChipMOS Shanghai may lose its business license and may have to be liquidated and our growth prospects and potential future profitability may suffer.

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

Any one of these developments could impose substantial financial and administrative burdens on us and hinder our business. We are, from time to time, involved in litigation in respect of intellectual property rights. Any litigation, whether as plaintiff or defendant, is costly and diverts our resources. If we fail to obtain necessary licenses on commercially reasonable terms or if litigation, regardless of the outcome, relating to patent infringement or other intellectual property matters occurs, our costs could be substantially increased to impact our margins. Any such litigation could also prevent us from testing and assembling particular products or using particular technologies, which could reduce our opportunities to generate revenue. For more information on litigation in respect of intellectual property rights, see “Item 8. Financial Information — Legal Proceedings.”

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

The semiconductor testing and assembly business is capital intensive and requires significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor testing and assembly equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain equipment from a limited number of suppliers in a timely and cost-effective manner. We have no binding supply agreements with any of our suppliers and we acquire our testing and assembly equipment on a purchase order basis, which exposes us to changing market conditions and other significant risks. Semiconductor testing and assembly also requires us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers’ orders, which could negatively impact our financial condition and results of operations as well as our growth prospects. In addition, we have committed to purchase wafer sorting testers and probers as requested by Spansion under our assembly and testing services agreement, and any shortage of wafer sorting testers and probers may affect our ability to perform our obligations under the agreement.

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

We are incorporated in Bermuda and a majority of our directors and most of our officers are not residents of the United States. A substantial portion of our assets is located outside the United States. As a result, it may be difficult for our shareholders to serve notice of a lawsuit on us or our directors and officers within the United States. Because most of our assets are located outside the United States, it may be difficult for our shareholders to enforce in the United States judgments of United States courts. Appleby, our Bermuda counsel, has advised us that there is some uncertainty as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon United States federal securities laws.

Investor confidence and the market price of our common shares may be adversely impacted if we or our independent public registered accounting firm is unable to conclude our internal control over our financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to the SEC’s reporting obligations, and beginning in this Annual Report on Form 20-F, we are required by the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report of management on our internal control over financial reporting in our Annual Report on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, beginning in our Annual Report on Form 20-F for the year ending December 31, 2007, our independent public registered accounting firm must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. In October 2004, we engaged Diwan, Ernst & Young, or Ernst & Young, to advise us on the internal control over financial reporting requirements under Section 404 of the Sarbanes-Oxley Act of 2002. Although our management concluded that our internal controls are effective in this Annual Report on Form 20-F, our management may not conclude that our internal controls are effective in the future. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, then it may decline to attest to our management’s assessment or may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares.

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

We may not be successful in our acquisitions, investments and joint ventures, and may therefore be unable to implement fully our business strategy.

As part of our growth strategy, we may make acquisitions and investments in companies and businesses or establish joint ventures. For example, on November 21, 2005, we merged CHANTEK ELECTRONIC CO., LTD., or Chantek, into ChipMOS Taiwan, and on December 1, 2005, we merged ChipMOS Logic TECHNOLOGIES INC., or ChipMOS Logic, into ThaiLin Semiconductor Corp., or ThaiLin. In November 2004, we acquired certain testing and assembly equipment from First International Computer Testing and Assembly, or FICTA, as well as a 67.8% stake in First Semiconductor Technology Inc., which interest we transferred to First Semiconductor Technology Inc. in April 2005 for approximately US$2 million. The success of our acquisitions, investments and joint ventures depends on a number of factors, including:

•	our ability to identify suitable investment, acquisition or joint venture opportunities;

•	our ability to reach an agreement for an acquisition, investment or joint venture opportunity on terms that are satisfactory to us or at all;

•	the extent to which we are able to exercise control over the acquired or joint venture company;

•	our ability to align the economic, business or other strategic objectives and goals of the acquired company with those of our company; and

•	our ability to successfully integrate the acquired or joint venture company or business with our company.

If we are unsuccessful in our acquisitions, investments and joint ventures, we may not be able to implement fully our business strategy to maintain or grow our business.

We depend on key personnel, and our revenue could decrease and our costs could increase if we lose their services.

We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to hire a substantially greater number of skilled employees in connection with our expansion plans. In particular, we depend on a number of skilled employees in connection with our LCD and other flat-panel display driver semiconductor testing and assembly services, and the competition for such employees in Taiwan and Mainland China is intense. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance for any of our executive officers nor do we have employment contracts with any of our executive officers or employees, and, as a result, none of our executive officers or employees is bound by any non-competition agreement. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could affect our ability to provide our services, resulting in reduced net revenue and earnings. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract additional personnel. As of March 31, 2007, 13% of the workforce at our facilities in Taiwan are foreign workers employed by us under work permits that are subject to government regulations on renewal and other terms. Consequently, if the regulations in Taiwan relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost, we may be unable to maintain or increase our level of services and may suffer reduced net revenue and earnings.

Risks Relating to Our Relationship with Mosel

Mosel exercises significant control over our company and could cause us to take actions that may not be, or refrain from taking actions that may be, in our best interest or the best interest of our other shareholders.

Mosel indirectly owned approximately 23.2% of our common shares as of March 31, 2007. As our largest shareholder, Mosel exercises significant control over all matters submitted to our shareholders for approval and other corporate actions, such as:

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

ChipMOS Taiwan entered into certain transactions that, if determined to have constituted impermissible financings or purchases of assets or equity of Mosel under ROC law, could result in the resignations of members of our management. As a result, our business operations could be disrupted and the market price of our common shares could decline.

ROC law limits the ability of a company incorporated in Taiwan to purchase any equity interest in companies, directly or indirectly, holding more than 50% of its issued and outstanding voting securities or registered capital or to provide loans or other financing to any company. ChipMOS Taiwan purchased NT$242 million worth of Mosel shares in 2002. ChipMOS Taiwan disposed of NT$84 million of Mosel shares in 2005. The market value of the remaining Mosel shares as of June 30, 2006 was approximately NT$28 million. In August 2006, ChipMOS Taiwan disposed of the remaining Mosel shares for approximately NT$30 million and we no longer own any Mosel shares. See Notes 4 and 19 to our consolidated financial statements contained in this Annual Report on Form 20-F for details. Lee and Li, our ROC special counsel, has advised us that these transactions do not violate relevant ROC law provisions prohibiting a subsidiary from buying or taking collateral in shares of companies holding, directly or indirectly, more than 50% of its issued and outstanding voting securities or registered capital because Mosel’s indirect interest (calculated as the product of (a) Mosel’s percentage interest in ChipMOS Bermuda and (b) ChipMOS Bermuda’s percentage interest in ChipMOS Taiwan) in ChipMOS Taiwan was less than 50% and ChipMOS Bermuda is incorporated outside of Taiwan. However, we understand that there is no applicable judicial precedent and there is some doubt as to how a court would rule if presented with the situation.

If it were to be determined that any of the transactions described above constituted an impermissible financing or purchase of assets of Mosel by ChipMOS Taiwan or an impermissible purchase of Mosel’s equity by ChipMOS Taiwan, then ChipMOS Taiwan’s then chairman and any responsible officers would be jointly and severally liable to ChipMOS Taiwan for any losses suffered by ChipMOS Taiwan and may also be severally liable criminally for any breach of fiduciary duties that resulted in losses and damages suffered by ChipMOS Taiwan. Moreover, certain of these transactions may not have been in full compliance with ChipMOS Taiwan’s then applicable internal procedures due to the failure to have received an appropriate valuation opinion prior to entering into such purchases. The failure to comply fully with ChipMOS Taiwan’s then applicable internal procedures could constitute evidence of a failure by the then chairman of ChipMOS Taiwan and responsible officers to comply fully with their fiduciary duties, which could result in them being held criminally liable for any breach of fiduciary duties that resulted in losses and damages to ChipMOS Taiwan. If members of our current management were held to have breached their fiduciary duties or become criminally liable for the transactions described above, they may become obliged, whether under law or otherwise, to resign from their respective positions at ChipMOS Bermuda and our affiliates. Any loss of the services of these persons could disrupt our business, damage our reputation, and cause the market price of our common shares to decline.

Potential conflicts of interest with our major shareholder and its affiliates may cause us to turn down orders from other customers.

As of March 31, 2007, Mosel indirectly held a 23.2% interest in us through its subsidiaries Giant Haven Investments Limited and Mou-Fu Investment Ltd. Its affiliate, ProMOS, in which Mosel held a 13.4% interest as of March 31, 2007, designs and manufactures DRAM. ProMOS is one of our largest customers.

Mosel, with its significant ownership interest in us, has the ability to influence our major business decisions, including the allocation of testing and assembly service capacities and the development of our testing and assembly technologies. Mosel’s involvement in the semiconductor business may lead to conflicts of interest in providing testing and assembly services to our other customers. Such a situation could damage our relationship with our other customers and could encourage them to divert their business with us to our competitors. In addition, one of our directors also acts as a director of Mosel. As a result, conflicts of interest between this director’s duty to Mosel and us may arise. For an example of such a conflict of interest, see “— Risks Relating to Countries in Which We Conduct Operations — The investment in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel or Siliconware Precision violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel or Siliconware Precision as a result of any violation of ROC laws may cause Mosel or Siliconware Precision to decrease its ownership in us significantly or cause Mosel or Siliconware Precision to take other actions that may not be in the best interest of our other shareholders.” We cannot give any assurances that when conflicts of interest arise, Mosel’s director on our board will act in our interests, or that conflicts of interest will be resolved in our favor. These conflicts may result in the loss of existing or potential customers.

Any decision by Mosel to pledge or sell its interests in us could result in a change of control in our company and could cause our stock price to decline.

In order to raise funds, Mosel may decide to pledge or sell our common shares to obtain additional capital. Any pledge or sale of our common shares by Mosel could result in a change of control in our company and could affect the market price of our common shares or any securities convertible for, or exchangeable into, our common shares. We have included 8,000,000 common shares held by Mosel in our shelf registration statement filed on December 9, 2005. In June 2006, Mosel sold 6,956,522 common shares through its wholly-owned subsidiary, Giant Haven Investments Limited, under our shelf registration statement, and as a result, the number of remaining common shares held by Mosel included in our shelf registration statement is 1,043,478. In addition, Mosel may be able to sell, in any three-month period, such number of common shares up to the greater of (i) one percent of our outstanding common shares or (ii) the average weekly trading volume of our common shares as reported on the Nasdaq Stock Market during the four calendar weeks prior to any such sales pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act.

Risks Relating to Countries in Which We Conduct Operations

The investment in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel or Siliconware Precision violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel or Siliconware Precision as a result of any violation of ROC laws may cause Mosel or Siliconware Precision to decrease its ownership in us significantly or cause Mosel or Siliconware Precision to take other actions that may not be in the best interest of our other shareholders.

ROC laws and regulations generally prohibit investment by ROC entities in Mainland China in most aspects of the semiconductor testing and assembly industry. “Investment” is defined for this purpose to mean:

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

We provide our services in Mainland China through ChipMOS Shanghai, a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Modern Mind. Modern Mind is a company incorporated under the laws of the British Virgin Islands and is wholly-owned by Jesper Limited, a company incorporated under the laws of the British Virgin Islands. While we do not own any equity interest in Modern Mind, we control Modern Mind through our ownership of a demand note issued by Modern Mind, convertible into common shares with a controlling equity interest in Modern Mind at a conversion rate of one common share of Modern Mind for every US$1.00 if repayment is not made when due. Under accounting principles that are applicable to us, Modern Mind is our controlled consolidated subsidiary. In addition, we have obtained from Jesper Limited an irrevocable option to acquire the common shares of Modern Mind then owned by Jesper Limited. Payment under the demand notes is fully and unconditionally guaranteed by Jesper Limited and secured by a pledge agreement in respect of the entire equity interest in Modern Mind and ChipMOS Shanghai. We have also entered into other contractual arrangements with regard to ChipMOS Shanghai. For more information, see “Item 4. Information on the Company — Our Structure and History — MODERN MIND TECHNOLOGY LIMITED and ChipMOS TECHNOLOGIES (Shanghai) LTD.”

As the regulations described above are applicable only to entities organized within the ROC with respect to specified investments in Mainland China made by these entities, in the opinion of Lee and Li, our ROC special counsel, ChipMOS Bermuda’s indirect control over ChipMOS Shanghai through the ownership of demand notes issued by Modern Mind and the above contemplated contractual arrangements are in compliance with all existing ROC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of ROC laws and regulations, including the laws and regulations governing the enforcement and performance of our contractual arrangements. Accordingly, we cannot assure you that ROC regulatory authorities will not take a view contrary to the opinion of our ROC special counsel.

In addition, under current applicable ROC regulations, if a company incorporated in the ROC has directly or indirectly invested in a company incorporated outside of the ROC and has controlling power over the management and operations of that non-ROC company, an investment by the non-ROC company in the PRC will constitute an investment by the ROC shareholder that is subject to ROC laws and regulations. As a result, for the purposes of these regulations, any investment (within the meaning of the ROC laws regulating investments in Mainland China) by ChipMOS Bermuda in ChipMOS Shanghai may be deemed to be an investment in Mainland China by Mosel and/or Siliconware Precision, if Mosel and/or Siliconware Precision is determined to have controlling power over our management and operations. While the regulations do not define what constitutes “controlling power over management and operations,” we understand from our ROC special counsel, Lee and Li, that, due to Mosel’s and/or Siliconware Precision’s equity interest in us and representative on our board of directors, any conversion of the convertible notes or demand notes into shares of Modern Mind or other acquisition of shares of Modern Mind or ChipMOS Shanghai by ChipMOS Bermuda may be deemed an investment in Mainland China by Mosel and/or Siliconware Precision and require approval by the Investment Commission of the ROC Ministry of Economic Affairs, or the Investment Commission, and be subject to the prohibitions described in the first paragraph of this risk factor. As a result, so long as Mosel and/or Siliconware Precision is deemed to have controlling power over ChipMOS Bermuda’s management and operations, ChipMOS Bermuda may have to choose not to convert its convertible notes or demand notes into common shares of Modern Mind in order to avoid any violations by Mosel and/or Siliconware Precision under these regulations. As a result, any significant ownership of our common shares by Mosel and/or Siliconware Precision could materially and adversely restrict our ability and flexibility in structuring our investment in Mainland China and thereby affect our business prospects.

If Mosel or Siliconware Precision were determined to be in violation of the applicable ROC laws and regulations governing investments in Mainland China, Mosel or Siliconware Precision may be ordered by the Investment Commission to cease such investment activities in Mainland China within a specified period of time and may be subject to a fine of between NT$50 thousand and NT$25 million. Mosel or Siliconware Precision could comply with the order of the Investment Commission either by causing us to terminate our investment activities in Mainland China or by taking actions that will cause Mosel or Siliconware Precision to cease having controlling power over our management and operations. If Mosel or Siliconware Precision does not comply with the order of the Investment Commission, the ROC government can impose on the chairman of Mosel or Siliconware Precision up to two years’ imprisonment, a fine of up to NT$25 million, or both. We cannot provide any assurance that any actions taken by Mosel or Siliconware Precision to address any orders by the Investment Commission will be in the best interest of our other shareholders. See “— Risks Relating to Our Relationship with Mosel — Potential conflicts of interest with our major shareholder and its affiliates may cause us to turn down orders from other customers.” Any termination or disposal of ChipMOS Shanghai’s operations in Mainland China could have a material adverse effect on our financial condition, results of operations or prospects, as well as the market price of our common shares.

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

ROC laws and regulations prohibit any transfer of semiconductor testing and assembly technologies to any person or entity located in Mainland China, except for transfers involving certain low-end semiconductor testing and assembly technologies, such as conventional wire bond assembly technology, if certain requirements are met. The ROC Ministry of Economic Affairs has the ultimate administrative authority in interpreting such laws and regulations. Under a technology transfer agreement, dated August 1, 2002, ChipMOS Bermuda licensed to ChipMOS Shanghai testing and assembly-related technologies that ChipMOS Bermuda controlled at that time, which included technologies that ChipMOS Bermuda had licensed from ChipMOS Taiwan. ChipMOS Bermuda also provided technical support and consulting services under this agreement to ChipMOS Shanghai. On April 7, 2004, ChipMOS Bermuda entered into an assignment agreement with ChipMOS Taiwan, pursuant to which ChipMOS Taiwan transferred all of the technologies it owned as of that date to ChipMOS Bermuda, including those previously licensed to ChipMOS Bermuda. On April 12, 2007, ChipMOS Bermuda entered into an assignment agreement with ChipMOS Taiwan, pursuant to which ChipMOS Taiwan assigned and transferred fifty percent of the title to ownership of and interest in all of the technologies and intellectual property it owned as of that date to ChipMOS Bermuda. ChipMOS Bermuda will continue to license such technologies to ChipMOS Shanghai pursuant to the above mentioned technology transfer agreement dated August 1, 2002.

In the opinion of Lee and Li, our ROC special counsel, our technology transfer arrangements as described above are in compliance with all applicable ROC laws and regulations. However, substantial uncertainties regarding the interpretation and application of those laws and regulations exist. Accordingly, we cannot assure you that ROC regulatory authorities will not take a view contrary to the opinion of our ROC special counsel. If ChipMOS Taiwan were determined to be in violation of applicable ROC laws and regulations governing technology cooperation with PRC persons and entities, ChipMOS Taiwan may be ordered by the Investment Commission to terminate such activity within a specified period of time and may be subject to a fine of between NT$50 thousand and NT$25 million. In addition, if ChipMOS Taiwan does not comply with the order of the Investment Commission, the ROC government can impose on the chairman of ChipMOS Taiwan up to two years’ imprisonment, a fine of up to NT$25 million, or both. Any termination of our current technology transfer to ChipMOS Shanghai could materially adversely affect our Mainland China operations and our financial condition, results of operations or prospects, as well as the market price of our common shares.

Our current ownership structure and contractual arrangements with Jesper Limited, Modern Mind and ChipMOS Shanghai may not be effective in providing operational control of our Mainland China operations.

We provide our services in Mainland China through ChipMOS Shanghai, a wholly-owned subsidiary of Modern Mind. While we do not own any equity interest in Modern Mind, we have a controlling interest in Modern Mind through our ownership of a demand note issued by Modern Mind. In 2004, we restructured our control of ChipMOS Shanghai and the way we provide our services in Mainland China through contractual arrangements with Jesper Limited, Modern Mind, and ChipMOS Shanghai. See “— The investment in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel or Siliconware Precision violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel or Siliconware Precision as a result of any violation of ROC laws may cause Mosel or Siliconware Precision to decrease its ownership in us significantly or cause Mosel or Siliconware Precision to take other actions that may not be in the best interest of our other shareholders” for further details on these contractual arrangements. These contractual arrangements, however, may not be as effective in providing control over our Mainland China operations as would direct ownership in ChipMOS Shanghai.

Our ability to direct the operations we conduct through our subsidiaries and affiliated companies that we do not fully own may be limited by legal duties owed to other shareholders of such companies.

We conduct almost all of our operations through companies that we do not fully own. For example, almost all of our current consolidated operations are conducted through ChipMOS Taiwan, our 99.1% subsidiary as of March 31, 2007, ThaiLin, ChipMOS Taiwan’s 35.6% subsidiary as of March 31, 2007, and ChipMOS Shanghai, in which we exercise control without holding any direct or indirect equity interest. We also conduct other activities through our affiliated entities. In accordance with the various laws of the relevant jurisdictions in which our subsidiaries and affiliates are organized, each of our subsidiaries and affiliates and their respective directors owe various duties to their respective shareholders. As a result, the actions we wish our subsidiaries or affiliates to take could be in conflict with their or their directors’ legal duties owed to their other shareholders. When those conflicts arise, our ability to cause our subsidiaries or affiliates to take the action that we desire may be limited.

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

We face substantial political risk associated with doing business in Taiwan, particularly due to recent domestic political events and the strained relations between the Republic of China and the People’s Republic of China, that could negatively affect our business and the market price of our common shares.

Our principal executive offices and most of our testing and assembly facilities are located in Taiwan. As a result, our business, financial condition and results of operations and the market price of our common shares and the notes may be affected by changes in ROC governmental policies, as well as social instability and diplomatic and social developments in or affecting Taiwan which are outside our control. For example, the ROC has a unique international political status. The PRC government regards Taiwan as a renegade province and does not recognize the legitimacy of the ROC. Although significant economic and cultural relations have been established during recent years between the ROC and the PRC, relations have often been strained. In March 2005, the PRC government enacted an “Anti-Secession Law” codifying its policy of retaining the right to use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by the ROC to accept the PRC’s stated “one China” policy. Past developments in relations between the ROC and the PRC have on occasion depressed the market prices of the securities of Taiwanese or Taiwan-related companies, including our own. Relations between the ROC and the PRC and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common shares.

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

Risks Relating to Our Holding Company Structure

Our ability to receive dividends and other payments from our subsidiaries may be restricted by commercial, statutory and legal restrictions, and thereby materially adversely affect our ability to grow, fund investments, make acquisitions, pay dividends, repay or repurchase outstanding indebtedness and otherwise fund and conduct our business.

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

The ability of our subsidiaries to pay dividends, repay intercompany loans from us or make other distributions to us is restricted by, among other things, the availability of funds and the terms of various credit arrangements entered into by our subsidiaries, as well as statutory and other legal restrictions. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries located in Taiwan to distribute dividends to us, we cannot assure you that the relevant regulations will not be changed and that the ability of our subsidiaries to distribute dividends to us will not be restricted in the future. A Taiwan company is generally not permitted to distribute dividends or to make any other distributions to shareholders for any year in which it did not have either earnings or retained earnings (excluding reserves). In addition, before distributing a dividend to shareholders following the end of a fiscal year, the company must recover any past losses, pay all outstanding taxes and set aside 10% of its annual net income (less prior years’ losses and outstanding taxes) as a legal reserve until the accumulated legal reserve equals its paid-in capital, and may set aside a special reserve.

In addition, PRC law requires that our PRC-incorporated subsidiary only distributes dividends out of its net income, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, it is also required to set aside at least 10% of its after-tax net income each year into its reserve fund until the accumulated legal reserve amounts to 50% of its registered capital. PRC-incorporated companies are further required to maintain a bonus and welfare fund at percentages determined at their sole discretion. The reserve fund and the bonus and welfare fund are not distributable as dividends. Moreover, a ROC-incorporated company is only able to declare dividends at its annual general meeting of shareholders, which cannot occur until after completion of its annual financial statements. Any limitation on dividend payments by our subsidiaries could materially adversely affect our ability to grow, fund investments, make acquisitions, pay dividends, repay or repurchase outstanding indebtedness, and otherwise fund and conduct our business.

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

Certain provisions in our constitutive documents make the acquisition of us by another company more difficult and therefore may delay, defer or prevent a change of control.

Our bye-laws provide that our board of directors is divided into three classes of directors, each class to be re-elected only once every three years. As a result, shareholders would not generally be able to replace a majority of the directors until after two annual general meetings. In addition, any extraordinary corporate transaction such as a merger, amalgamation or consolidation, or a sale or transfer of all or substantially all of our assets, cannot be done without the approval of shareholders representing 70% of the total voting rights of all shareholders having the right to vote at such general meeting called to consider such extraordinary transaction. These provisions may increase the difficulty faced by a party which seeks to acquire control of our board or to approve an extraordinary transaction.

Future sales or issuance of common shares by us or our current shareholders could depress our share price and you may suffer dilution.

Sales of substantial amounts of shares in the public market, or the perception that future sales may occur, could depress the prevailing market price of our shares. As of March 31, 2007, we had approximately 83 million shares outstanding, approximately 48 million shares of which are freely tradeable within the United States without restriction or further registration under the Securities Act. As of March 31, 2007, we had US$71 million aggregate principal amount of the 2004 notes outstanding, and US$100 million aggregate principal amount of the 2006 notes outstanding. The 2004 notes and the 2006 notes are convertible into our common shares at the conversion price of US$6.28 per share and US$6.85 per share, respectively, in each case subject to certain adjustments.

On December 9, 2005, we filed a shelf registration statement on Form F-3, pursuant to which we may offer up to approximately US$194 million of additional common shares or debt securities which may be convertible into common shares. We have included 8,000,000 common shares held by Mosel in our shelf registration statement filed on December 9, 2005. In June 2006, Mosel sold 6,956,522 common shares through its wholly-owned subsidiary, Giant Haven Investments Limited, under our shelf registration statement and, as a result, the number of remaining common shares held by Mosel included in our shelf registration statement is 1,043,478. In addition, Mosel may be able to sell, in any three-month period, such number of common shares up to the greater of (i) one percent of our outstanding common shares or (ii) the average weekly trading volume of our common shares as reported on the Nasdaq Global Select Market during the four calendar weeks prior to any such sales pursuant to Rule 144 under the Securities Act.

On March 27, 2007, we issued 12,174,998 common shares pursuant to a share purchase and subscription agreement with ChipMOS Taiwan and Siliconware Precision, under which Siliconware Precision subscribed to our newly issued common shares through a private placement. In connection with the private placement, Siliconware Precision has agreed not to sell or otherwise transfer any of our common shares it acquired in the private placement for a period of nine months after the closing, and we granted to Siliconware Precision certain rights to require us to register its common shares for sale under the Securities Act. We plan to issue, from time to time, additional shares in connection with employee compensation and to finance possible future capital expenditures, investments or acquisitions. See “Item 6. Directors, Senior Management and Employees — Employees — Share Option Plan” for a discussion of the Share Option Plan that we have adopted for the benefit of all of our directors, officers, employees and consultants. The issuance of additional shares may have a dilutive effect on other shareholders and may cause the price of our common shares to decrease.

In addition, the indictment relating to Mr. Hung-Chiu Hu alleges that embezzled funds were used in investments by PacMOS, which, as of March 31, 2007, owned 4.1% of our outstanding common shares. As a result, PacMOS may be ordered by relevant authorities to dispose of its investments made with any embezzled funds, which may result in a sale of our shares by PacMOS. A sale of a significant number of our shares by PacMOS or our other current shareholders could depress our share price.

Conversion of our outstanding convertible notes will dilute the ownership interest of existing shareholders and future issuances of our securities could dilute your ownership.

In November 2004, we issued US$85 million of the 2004 notes, which bear interest at an annual rate of 1.75%. In December 2004, we repurchased and cancelled US$699,000 of the 2004 notes. As of March 31, 2007, the 2004 notes are convertible into our common shares at a conversion price of US$6.28, which was adjusted from the initial conversion price of US$7.85 pursuant to the terms of the convertible notes. In September 2006, we issued US$100 million of the 2006 notes, which bear interest at an annual rate of 3.375% and have an initial conversion price of US$6.85 per share, subject to certain adjustments. The conversion of some or all of these convertible notes will dilute the ownership interest of existing shareholders. Any sales in the public market of the common shares issuable upon such conversion could adversely affect prevailing market prices of our common shares. In addition, the existence of these convertible notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common shares. In October 2006, we made an induced conversion offer to the holders of our 2004 notes pursuant to which we offered to each holder, as incentive for such holder to convert its 2004 notes, a cash payment equal to 7% of the principal amount of the 2004 notes converted by such holder. Pursuant to the induced conversion offer, noteholders converted US$7,000,000 in aggregate principal amount of the 2004 notes into 1,114,649 common shares and received from us aggregate cash consideration of approximately US$490,000. In addition, on November 3, 2006, we repurchased US$6,300,000 in aggregate principal amount of the 2004 notes pursuant to the noteholders’ put option under the indenture. Under the indenture, each noteholder of the 2004 notes had the right to require us to repurchase its notes on November 3, 2006 at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest. As of March 31, 2007, no other conversion of these convertible notes had taken place.

Item 4.	Information on the Company

Overview

We believe that we are one of the leading independent providers of semiconductor testing and assembly services. Specifically, we believe that we are the largest independent provider of testing and assembly services for LCD and other flat-panel display driver semiconductors globally and a leading provider of testing and assembly services for advanced memory products in Taiwan. The depth of our engineering expertise and the breadth of our testing and assembly technologies enable us to provide our customers with advanced and comprehensive testing and assembly services. In addition, our geographic presence in Taiwan and Mainland China is attractive to customers wishing to take advantage of the logistical and cost efficiencies stemming from our close proximity to foundries and producers of consumer electronic products in Taiwan and Mainland China. Our production facilities are located in Hsinchu and Tainan, Taiwan and Shanghai, Mainland China.

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

Memory Semiconductor Market

The memory market is expected to grow as memory content in consumer electronics and PC applications increases due to increasing operating system requirements, increasing use of graphics in gaming and other applications, continued growth of broadband content and a transition to 64-bit PC architecture. The memory market is dominated by two segments—DRAM and flash memory. Growth in the DRAM market is expected to be driven by the increases in average memory size per PC and PC unit shipment resulting from the launch of Microsoft’s Vista operating system and the introduction of new DRAM technology. The flash memory market is expected to continue to experience strong growth due to increasing memory requirements for cellular handsets, digital cameras and digital audio and video devices.

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

Semiconductors tested and assembled by us are used in personal computers, graphics applications, such as game consoles and personal digital assistants, or PDAs, communications equipment, such as cellular handsets, and consumer electronic products and display applications, such as flat-panel displays. In 2006, 46% of our net revenue was derived from testing services for memory and mixed-signal semiconductors, 32% from assembly services for memory and mixed-signal semiconductors, and 22% from LCD and other flat-panel display driver semiconductor testing and assembly services.

Our Structure and History

We are a holding company, incorporated in August 2000 under the Companies Act 1981 (as amended) of Bermuda. We provide most of our services in Taiwan through our majority-owned subsidiary, ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan, and its subsidiaries and investees. We also provide services in Mainland China through ChipMOS TECHNOLOGIES (Shanghai) LTD., or ChipMOS Shanghai, a wholly-owned subsidiary of MODERN MIND TECHNOLOGY LIMITED, or Modern Mind, which is one of our controlled consolidated subsidiaries. As of March 31, 2007, Mosel Vitelic Inc., or Mosel, indirectly owned approximately 23.2% of our common shares.

The following chart illustrates our corporate structure and our equity interest in each of our principal subsidiaries and affiliates as of March 31, 2007.(1)

(1)	Under ROC Financial Accounting Standards and the regulations of the Taiwan Securities and Futures Bureau, we are required to consolidate the financial results of any subsidiaries in which we hold a controlling interest or voting interest in excess of 50%. In 2003, we consolidated the financial results of ChipMOS Taiwan, ChipMOS Japan, ChipMOS USA, ChipMOS TECHNOLOGIES (H.K.) Limited, or ChipMOS Hong Kong, Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai, and ThaiLin. From January 12 and 28, 2004 onwards, we also consolidated the financial results of Advanced Micro Chip Technology Co., Ltd. (which was liquidated in October 2004) and ChipMOS Logic (which was merged into ThaiLin in December 2005), respectively, and from April 1, 2004 onwards, we also consolidated the financial results of Chantek (which was merged into ChipMOS Taiwan in November 2005). Starting from April 30, 2004, our financial results also included the financial results of WWT, which was subsequently merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and transferred back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(2)	As of March 31, 2007, 3,899,999 shares of ChipMOS Hong Kong were issued to us and one share was issued to Shih-Jye Cheng, our chairman and chief executive officer, representing 100% of the then issued share capital of ChipMOS Hong Kong. Shih-Jye Cheng holds the one share issued to him as trustee for and on behalf of our company.
(3)	On March 27, 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed to 12,174,998 of our newly issued common shares through a private placement. As of March 31, 2007, we held 99.1% of the outstanding common shares of ChipMOS Taiwan.
(4)	We control Modern Mind through our ownership of a convertible note issued by Modern Mind that may be converted into a controlling equity interest in Modern Mind. We do not currently own any equity interest in Modern Mind. ChipMOS Shanghai is a wholly-owned subsidiary of Modern Mind.

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

On June 16, 2005, ChipMOS Taiwan and Chantek, a 68.0% subsidiary of ChipMOS Taiwan, agreed to merge in a stock-for-stock transaction. Under the merger agreement, as amended on September 2, 2005, shareholders of Chantek (other than ChipMOS Taiwan) were entitled to elect to receive cash or ChipMOS Taiwan shares in exchange for their Chantek shares at the ratio of 3.6 to 1. As a result, ChipMOS Taiwan paid NT$81 million in cash and issued 6 million (which represented approximately 0.7% of ChipMOS Taiwan’s outstanding shares immediately after the completion of the transaction) shares to Chantek shareholders pursuant to the merger agreement. The transaction closed on November 21, 2005.

On March 27, 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed to 12,174,998 of our newly issued common shares through a private placement. As of March 31, 2007, we held 99.1% of the outstanding common shares of ChipMOS Taiwan.

On April 12, 2007, we entered into a share exchange agreement with ChipMOS Taiwan pursuant to which we will exchange one common share for every 8.4 ChipMOS Taiwan shares outstanding. Following the completion of the share exchange transaction, which we expect to occur in the second half of 2007, ChipMOS Taiwan will then become our wholly-owned subsidiary.

ChipMOS TECHNOLOGIES (H.K.) Limited. ChipMOS Hong Kong (formerly ChipMOS Far East Limited) was incorporated in Hong Kong in November 2002. It is engaged in semiconductor testing and assembly services and trading of spare parts and tools. Effective May 31, 2005, the name of ChipMOS Far East Limited was changed to ChipMOS TECHNOLOGIES (H.K.) Limited. As of March 31, 2007, we held 100% of the outstanding common shares of ChipMOS Hong Kong.

MODERN MIND TECHNOLOGY LIMITED and ChipMOS TECHNOLOGIES (Shanghai) LTD. Modern Mind was incorporated in the British Virgin Islands in January 2002. Modern Mind conducts its operations through ChipMOS Shanghai, a wholly-owned subsidiary incorporated in Mainland China in June 2002. ChipMOS Shanghai is engaged in wafer testing and semiconductor assembly and testing. We acquired a 100% equity interest in Modern Mind on December 12, 2002, and then transferred it to Jesper Limited on December 31, 2002. In 2003, we acquired from Jesper Limited a convertible note in the amount of US$37.5 million issued by Modern Mind that may be converted into a controlling equity interest in Modern Mind at a conversion rate of one ordinary share of Modern Mind for every US$1.00 if the repayment is not made when due. In 2004, we restructured our control of ChipMOS Shanghai and our Mainland China operations. On July 29, 2004, we replaced the US$37.5 million convertible note previously issued by Modern Mind in its entirety with a US$62.8 million demand note issued by Modern Mind, with the difference representing a US$25 million loan that we extended to Modern Mind from the net proceeds of our July 2004 offering of common shares. In addition, we extended a loan in the aggregate amount of US$50 million to Modern Mind from the net proceeds of our November 2004 convertible debt offering in exchange for demand notes issued by Modern Mind in the same aggregate amount. As of March 31, 2007, the aggregate amount of total loans we extended to Modern Mind was US$122.8 million. The demand notes are convertible at any time into common shares representing, immediately after the conversion, almost 100% of the then outstanding common shares of Modern Mind at a conversion rate of US$1.00 for each common share of Modern Mind. Payment under the demand notes are fully and unconditionally guaranteed by Jesper Limited and secured by a pledge agreement in respect of the entire equity interest in Modern Mind and ChipMOS Shanghai. We have obtained from Jesper Limited an irrevocable option to acquire at any time the common shares of Modern Mind then owned by Jesper Limited.

In addition, on April 22, 2004, ChipMOS Hong Kong and ChipMOS Shanghai entered into an exclusive services agreement, pursuant to which ChipMOS Shanghai will provide its services exclusively to ChipMOS Hong Kong or customers designated by ChipMOS Hong Kong. Under the exclusive services agreement, ChipMOS Hong Kong will purchase and consign to ChipMOS Shanghai all of the equipment required to render those services. The exclusive services agreement has a term of ten years, which is automatically renewable for an additional ten-year period unless either party provides written notice of intention to terminate at least 30 days prior to the expiration of such ten-year term. In addition, ChipMOS Hong Kong may terminate the exclusive services agreement at any time by giving 30 days’ prior written notice.

For risks associated with our investment in Mainland China and these contractual arrangements, see ‘Item 3. Key Information — Risk Factors — Risks Relating to Countries in Which We Conduct Operations — The investments in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel or Siliconware Precision violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel or Siliconware Precision as a result of any violation of ROC laws may cause Mosel or Siliconware Precision to decrease its ownership in us significantly or cause Mosel or Siliconware Precision to take other actions that may not be in the best interest of our other shareholders” and “Item 3. Key Information – Risk Factors — Risks Relating to Countries in Which We Conduct Operations — Our current ownership structure and contractual arrangements with Jesper Limited, Modern Mind and ChipMOS Shanghai may not be effective in providing operational control of our Mainland China operations.”

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

On August 15, 2005, ThaiLin entered into a merger agreement with ChipMOS Logic, whereby ChipMOS Logic agreed to be merged into ThaiLin, with ThaiLin as surviving entity. Under the merger agreement, shareholders of ChipMOS Logic received one common share of ThaiLin in exchange for 2.8 common shares of ChipMOS Logic. As a result, ThaiLin issued approximately 43 million shares (which represented approximately 14.4% of ThaiLin’s outstanding shares immediately after the completion of the transaction) to ChipMOS Logic shareholders. The transaction closed on December 1, 2005.

As of March 31, 2007, ChipMOS Taiwan held a 35.6% interest in ThaiLin. Mr. S.J. Cheng, our chairman and chief executive officer and the director and chairman of ChipMOS Taiwan, is also a director and the chairman of ThaiLin. In addition, four of the seven directors of ThaiLin are appointed by ChipMOS Taiwan.

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

PlusMOS was incorporated in Taiwan in March 2000 as a joint venture between ChipMOS Taiwan and Mosel for the manufacture, design and sale of DRAM modules. On April 1, 2004, PlusMOS was merged into Chantek in a stock-for-stock merger pursuant to which shareholders of PlusMOS received 1.1 common shares of Chantek in exchange for one common share of PlusMOS. The merger was approved by the shareholders of Chantek and PlusMOS in December 2003. Upon consummation of this merger, ChipMOS Taiwan directly held a 34.2% interest in Chantek, which is the surviving entity. As a result, ChipMOS Taiwan became the controlling shareholder of Chantek. Starting from April 1, 2004, we began consolidating Chantek into our consolidated financial results and increased our interest in Chantek to 68.0% on November 30, 2004.

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

On December 1, 2005, ChipMOS Logic was merged into ThaiLin, with ThaiLin as the surviving entity. For additional information regarding the merger agreement, see “— ThaiLin Semiconductor Corp.” above.

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

Focus on Providing Our Services to High-Growth Segments of the Semiconductor Industry.

We intend to continue our focus on developing and providing advanced testing and assembly services for high-growth segments of the semiconductor industry, such as memory, mixed-signal and LCD and other flat-panel display driver semiconductors. In 2006, our revenue from testing and assembly of semiconductors for these segments accounted for all of our net revenue. We believe that our investments in equipment and research and development in some of these areas allow us to offer a differentiated service from our competition. In order to continue to benefit from the expected growth in these segments, we intend to continue to invest in capacity to meet the testing and assembly requirements of these key semiconductor market segments.

Continue to Invest in the Research and Development of Advanced Testing and Assembly Technologies.

We believe that our ability to progressively provide more advanced testing and assembly services to customers is critical to our business. In addition, advanced semiconductor testing and assembly services typically generate higher margins due to the greater expertise required and the more sophisticated technologies used. We will continue to invest in the research and development of advanced testing and assembly technologies. For example, we are expanding our capabilities in fine-pitch BGA and the testing and assembly of COFs. We have also introduced fine-pitch COF based on our proprietary technology and COG testing and assembly services for LCD and other flat-panel display driver semiconductors.

In addition, we will continue to pursue the development of new testing and assembly technologies jointly with domestic and foreign research institutions and universities. We expect to focus our research and development efforts in the following areas:

•	developing new software conversion programs to increase the capabilities of our testers;

•	developing technologies for wafer-level burn-in and testing before assembly;

•	developing advanced assembly technologies for high-speed memory devices;

•	developing fine-pitch bumping, chip probing and bonding technologies for LCD drivers;

•	improving manufacturing yields for new assembly technologies;

•

developing environmentally friendly assembly services that focus on eliminating the lead and halogen elements from the materials employed in the package and reducing the toxicity of gaseous chemical wastes; and

•	implementing of radio frequency identification (RFID) logistics management system for the wafer probing process.

In 2006, we spent approximately 1.3% of our net revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of March 31, 2007, our research and development team comprised 273 persons.

Build on Our Strong Presence in Taiwan and Expand Our Operations Outside Taiwan.

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

As with our operations in Taiwan, we intend to similarly benefit from our operations in Mainland China. We intend to invest in and expand our operations in Mainland China, increasing our testing and assembly services for memory semiconductors. We also plan to expand our testing and assembly services to include LCD and other flat-panel display driver semiconductors and to establish our gold bumping capacity in our Shanghai facility.

Depending on customers demands, market conditions and other relevant considerations, we may from time to time look into other opportunities to expand our operations outside Taiwan.

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

Focus on Increasing Sales through Long-Term Agreements with New and Existing Customers.

From time to time, we strategically agree to commit a portion of our testing and assembly capacity to certain of our customers. We intend to enter into long-term capacity agreements with more of our existing customers, as well as diversify our customer base by entering into long-term agreements with new customers. The customers we currently have long-term agreements with include ProMOS, Himax Technologies, Inc., or Himax, Novatek Microelectronics Corp., Ltd., or Novatek, a leading NOR flash maker in the U.S., and a leading PC peripheral chip provider in the U.S. See “— Customers” below for a more detailed discussion of these long-term agreements. Under certain of those long-term agreements, we have agreed to reserve capacity for our customers and our customers have agreed to place orders in the amount of the reserved capacity (which is subject in certain cases to reduction by the customers). As of March 31, 2007, approximately 31.8% of our total capacity was reserved under this type of agreement. Under certain other long-term agreements, we have agreed to acquire equipment or reserve capacity for our customers and our customers have undertaken to compensate us to a certain extent if they fail to sufficiently utilize the acquired equipment or reserved capacity. As of March 31, 2007, approximately 10.1% of our total capacity was reserved under this type of agreement. We believe that these long-term agreements help to insulate us from volatility in our capacity utilization rates and help us develop close relationships with our customers.

Principal Products and Services

The following table presents, for the periods shown, revenue by service segment as a percentage of our net revenue.

	Year ended December 31,
	2004(1)	2005(2)	2006
Testing
Memory testing revenue	36.5%	39.4%	43.0%
Mixed-signal testing revenue	3.5	3.1	2.9
Total testing revenue	40.0	42.5	45.9
Assembly
Memory assembly revenue	34.1	33.9	30.6
Mixed-signal assembly revenue	4.4	3.2	1.7
Total assembly revenue	38.5	37.1	32.3
LCD and other flat-panel display driver semiconductor testing and assembly revenue	18.3	20.4	21.8
Semiconductor turnkey revenue	3.2	—	—

Total net revenue	100.0%	100.0%	100.0%

(1)	Beginning as of January 12 and 28, 2004, and April 1, 2004, we consolidated the financial results of AMCT (which was liquidated in October 2004), ChipMOS Logic and Chantek, respectively. Starting from April 30, 2004, our financial results also included the financial results of WWT, which was subsequently merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and transferred back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(2)	In 2005, we consolidated the financial results of ChipMOS Taiwan, ChipMOS Japan, ChipMOS USA, ChipMOS Hong Kong, ChipMOS Logic (which was merged into ThaiLin on December 1, 2005), Chantek (which was merged into ChipMOS Taiwan on November 21, 2005), Modern Mind, and its wholly-owned subsidiary, ChipMOS Shanghai, and ThaiLin.

Memory and Mixed-Signal Semiconductors

Testing

We provide testing services for memory and mixed-signal semiconductors:

Memory. We provide testing services for a variety of memory semiconductors, such as SRAM, DRAM and flash memory. To speed up the time-consuming process of memory product testing, we provide multi-site testing, which can test up to 256 devices simultaneously. The memory semiconductors we test are used primarily in desktop computers, notebook computers and handheld consumer electronic devices and wireless communication devices.

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

Final Inspection and Packing. Final inspection involves visual or auto-inspection of the devices to check for any bent leads, inaccurate markings or other construction defects. Packing involves dry packing, packing-in-tube and tape and reel. Dry pack involves heating semiconductors in a tray at 125 to 150 degrees celsius for about two hours to remove the moisture before the semiconductors are vacuum-sealed in an aluminum bag. Packing-in-tube involves packing the semiconductors in anti-static tubes for shipment. Tape and reel pack involves transferring semiconductors from a tray or tube onto an anti-static embossed tape and rolling the tape onto a reel for shipment to customers.

Assembly

Our assembly services generally involve the following steps:

Wafer Lapping	The wafers are ground to their required thickness.

Die Saw	Wafers are cut into individual dies, or chips, in preparation for the die-attach process.

Die Attach	Each individual die is attached to the leadframe or substrate.

Wire Bonding	Using gold wires, the I/O pads on the die are connected to the package inner leads.

Molding	The die and wires are encapsulated to provide physical support and protection.

Marking	Each individual package is marked to provide product identification.

Dejunking and Trimming	Mold flash is removed from between the lead shoulders through dejunking, and the dambar is cut during the trimming process.

Electrical Plating	A solderable coating is added to the package leads to prevent oxidization and to keep solder wettability of the package leads.

Ball Mount and Reflow	Each electrode pad of the substrate is first printed with flux, after which solder balls are mounted, heated and attached to the electrode pad of the substrate through a reflow oven.

Forming/Singulation	Forming involves the proper configuration of the device packages leads, and singulation separates the packages from each other.

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

Package	Lead-count	Description	End-User Applications
Plastic Leaded Chip Carrier (PLCC)	32-44	Package with leads on four sides used in consumer electronics products in which the size of the package is not vital	Copiers, printers, scanners, personal computers, electronic games, monitors

Plastic Dual-in-line Package (PDIP)	16-56	Package with insertion leads on longer sides used in consumer electronics products	Electronic games, monitors, copiers, printers, audio and video products, personal computers

Thin Small Outline Package I (TSOP I)	28-56	Designed for high volume production of low lead-count memory devices, including flash memory, SRAM and MROM	Notebook computers, personal computers, still and video cameras and standard connections for peripherals for computers

Thin Small Outline Package II (TSOP II)	24-86	Designed for memory devices, including flash memory, SRAM, SDRAM and DDR DRAM	Disk drives, recordable optical disk drives, audio and video products, consumer electronics, communication products

Quad Flat Package (QFP)	44-208	Flat structure with 4-sided peripheral leads designed for SRAM, graphic processors, personal computer chipsets and mixed-signal devices	Wireless communication products, notebook computers, personal computers, consumer electronics

Quad Flat No Lead (QFN)	28-116	Thermal enhanced quad flat no lead package providing small footprint (chip scale), light weight with good thermal and electrical performance	Wireless communication products, notebook computers, PDAs, consumer electronics

Low-Profile Quad Flat Package (LQFP)	48-128	Low-profile and light weight package designed for ASICs, digital signal processors, microprocessors/controllers, graphics processors, gate arrays, SSRAM, SDRAM, personal computer chipsets and mixed-signal devices	Wireless communication products, notebook computers, digital cameras, cordless/radio frequency devices

Thin Quad Flat Package (TQFP)	44-128	Designed for lightweight portable electronics requiring broad performance characteristics and mixed-signal devices	Notebook computers, personal computers, disk drives, office equipment, audio and video products and wireless communication products

Small Outline Package (SOP)	8-44	Designed for low lead-count memory and logic semiconductors, including SRAM and micro-controller units	Personal computers, consumer electronics, audio and video products, communication products

Multi-Chip Package (TSOP with organic substrate)	24-86	Our patented design for memory devices, including SRAM, DRAM and SDRAM	Notebook computers, personal computers, disk drives, audio and video products, consumer products, communication products

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

Our organic substrate-based packages employ a fine-pitch BGA design, which uses a plastic or tape laminate rather than a leadframe and places the electrical connections, or leads, on the bottom of the package rather than around the perimeter. The fine-pitch BGA format was developed to address the need for the smaller footprints required by advanced memory devices. Benefits of ball grid array assembly over leadframe-based assembly include:

•	smaller size;

•	smaller footprint on a printed circuit board;

•	better electrical signal integrity; and

•	easier attachment to a printed circuit board.

The following diagram presents the basic component parts of a fine-pitch BGA package:

The following table presents the ball-count, description and end-user applications of organic substrate-based packages we currently assemble:

Package	Connections	Description	End-User Applications
Mini BGA	36-208	Low-cost and space-saving assembly designed for low input/output count, suitable for semiconductors that require a smaller package size than standard BGA	Memory, analog, flash memory, ASICs, radio frequency devices, personal digital assistants, cellular handsets, communication products, notebook computers, wireless systems

Fine-Pitch BGA	54-119	Our patented design for DRAM products that require high performance and chip scale package (CSP)	Notebook computers, cellular handsets, global positioning systems, personal digital assistants, wireless systems

Very Fine-Pitch BGA	48-90	Similar structure of Mini BGA package with thinner and finer ball pitch that is designed for use in a wide variety of applications requiring small size, high reliability and low unit cost	Handheld devices, notebook computers, disk drives, wireless and mobile communication products

Land Grid Array (LGA)	44-53	Thinner and lighter assembly designed essential to standard BGA without solder balls, suitable for applications that require high electrical performance	Disk drives, memory controllers, wireless, mobile communication products

Multi-Chip BGA	36-208	Designed for assembly of two or more memory chips (to increase memory density) or combinations of memory and logic chips in one BGA package	Notebook computers, digital cameras, personal digital assistants, global positioning systems, sub-notebooks, board processors, wireless systems

Stacked-Chip BGA	66-119	Designed for assembly of two or more memory chips or logic and memory chips in one CSP, reducing the space required for memory chips	Cellular handsets, digital cameras, personal digital assistants, wireless systems, notebook computers, global positioning systems

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

Semiconductor Turnkey

Prior to 2005, we had from time to time engaged in semiconductor turnkey services when the market demand for our other testing and assembly services decreased. Our semiconductor turnkey services consisted of our purchase of fabricated wafers, primarily memory semiconductors, which we then tested and assembled the dies cut from the fabricated wafers and resold the completed semiconductors to our customers. In 2004, the level of our semiconductor turnkey services declined due to the increase in customer orders for our testing and assembly services, and after 2004, we did not have any semiconductor turnkey revenue.

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

The number of our customers has grown from 46 in 1999 to more than 130 as of March 31, 2007. Our top 15 customers in terms of revenue in 2006 include (in alphabetical order):

Cypress Semiconductor Corp.

Elite Semiconductor Memory Technology Inc.

Etron Technology, Inc.

Himax Technologies, Inc.

Hynix Semiconductor Inc.

Integrated Circuit Solution Inc.

Macronix International Co., Ltd.

Micron Semiconductor Asia Pte. Ltd.

MStar Semiconductor, Inc.

Novatek Microelectronics Corp., Ltd.

Oki Electronic Industry Co., Ltd.

Powerchip Semiconductor Corp.

ProMOS Technologies Inc.

Sandisk Global Ltd.

Spansion LLC

In 2004, our largest customer was ProMOS, our second-largest was Powerchip Semiconductor Corp., and our third-largest customer was Himax, accounting for 28%, 11% and 6% of our net revenue, respectively. In 2005, our largest customer was ProMOS, our second-largest customer was Powerchip Semiconductor Corp., and our third-largest customer was Himax, accounting for 28%, 15% and 9% of our net revenue, respectively. In 2006, our largest customer was ProMOS, our second-largest customer was Powerchip Semiconductor Corp., and our third-largest customer was Himax, accounting for approximately 27%, 14% and 11% of our net revenue, respectively.

We have been successful in attracting new customers, such as Hynix Semiconductor Inc. in 2004. In April 2005, we extended the duration of our agreement with ProMOS, under which we reserve assembly capacity and testing services for ProMOS and ProMOS is committed to place orders in the amount of the reserved capacity, until the end of 2009. In December 2006, we further revised our agreement with ProMOS to increase the reserved capacity for our assembly and final testing services for ProMOS. In May 2005, we extended the duration of our contract with Himax until the end of 2008. In May 2005, we also extended the duration of our contract with Novatek until the end of 2008.

The majority of our customers do not enter into long-term contracts with us, and instead purchase our services through purchase orders and provide us every month with three-month non-binding rolling forecasts. The price for our services is typically agreed upon at the time when a purchase order is placed.

In 2004, 2005 and 2006, we strategically entered into several long-term agreements with some of our key customers, including ProMOS, Himax, Novatek, a leading NOR flash maker in the U.S., and a leading PC peripheral chip provider in the U.S., under which we reserved capacity for the customers primarily through 2006 to 2009 and the customers committed to place orders in the amount of the reserved capacity (which is subject in certain cases to reduction by the customers). These agreements generally provide that the price of our services will be agreed upon at the time our customers place the orders under the agreement. If we are unable to test and assemble the agreed number of semiconductors in any given month, such customers may generally use a third party to cover the shortfall. However, under these agreements, we are generally entitled to cure any shortfall in the following month. If we fail to do so, we may generally be liable for damages up to the amount equal to the number of shortfall units in the given month multiplied by the average selling price per unit in that month. If a customer fails to place orders according to the reserved capacity, we are generally entitled to damages based on our costs for the equipment, tooling costs, costs for personnel dedicated to the provisions of capacity to such customer, and the costs for raw materials. As of March 31, 2007, approximately 31.8% of our total capacity was reserved under this type of agreement.

Under certain other long-term agreements, including our agreement with a leading NOR flash maker in the U.S., we have agreed to acquire equipment or reserve capacity for our customers and our customers have agreed to compensate us to a certain extent if they fail to sufficiently utilize the installed equipment or reserved capacity. As of March 31, 2007, approximately 10.1% of our total capacity was reserved under this type of agreement.

The following table sets forth, for the periods indicated, the percentage breakdown of our net revenue, categorized by geographic region based on the jurisdiction in which each customer is headquartered.

	Year ended December 31,
	2004	2005	2006
Taiwan	81%	79%	78%
Japan	4	3	3
United States	11	11	15
Korea	1	4	3
Hong Kong SAR	1	1	1
Others	2	2	— (1)

Total	100%	100%	100%

(1)	Less than 1%.

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

Sales and Marketing

We maintain sales and marketing offices in Taiwan, Hong Kong, Japan, Mainland China and the United States. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan, Japan, Korea and the United States, mixed-signal semiconductors in Taiwan, Japan and the United States, LCD and other flat-panel display driver semiconductors in Japan, Taiwan and Hong Kong, Mainland China, and module manufacturing in Taiwan and Mainland China. As of March 31, 2007, our sales and marketing efforts were primarily carried out by teams of sales professionals, application engineers and technicians, totaling 43 staff members. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

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

We have appointed a non-exclusive sales agent for promoting our services for memory semiconductors in the United States, Japan and Korea. Our sales agent helps us promote and market our services, maintain relations with our existing and potential customers and communicate with our customers on quality, specific requirements and delivery issues. We generally pay our sales agent a commission of 0.25% to 5% of our revenue from services for memory semiconductors in the United States, Japan and Korea. In 2004, 2005 and 2006, we paid NT$22 million, NT$42 million and NT$36 million (US$1 million), respectively, in commissions to our sales agent.

Research and Development

We believe that research and development is critical to our future success. In 2004, 2005 and 2006, we spent approximately NT$296 million, or 2%, NT$274 million, or 2%, NT$275 million (US$8 million), or 1%, respectively, of our net revenue on research and development. We intend to sustain these efforts.

Our research and development efforts have focused primarily on improving the efficiency, production yields and technology of our testing and assembly services. From time to time, we jointly develop new technology with universities and research institutions. For testing, our research and development efforts focus particularly on complex, high-speed, high-parallel, high-pin count and high-density semiconductors in fine-pitch and thin packages. Our projects include:

•	development of testing environments for simultaneous wafer probing and package testing;

•	development/conversion of test programs;

•	development of wafer-level burn-in;

•	development of wafer-level testing;

•	development of multi-chip testing;

•	implementation of a radio frequency identification (RFID) logistics management system to monitor the wafer probing process;

•	testing new products using existing machines; and

•	providing customers remote access to monitor test results.

We are also continuing development of interface designed to provide for high frequency testing by minimizing electrical noise.

For assembly, our research and development efforts focus on:

•	high performance;

•	fine pitch;

•	miniaturization;

•	multi-chip assembly;

•	multi-chip modules;

•	stacked-dice chip scale package;

•	thinner and more flexible assembly such as chip-on-film package;

•	three-dimensional assembly; and

•	developing environmentally friendly assembly services.

Our projects include developing multi-chip package, flip-chip technologies, environmentally friendly products, 12-inch wafer technologies, fine-pitch wire bonding technologies, 50-micron wafer thinning technology, advanced packages for DDR III, COF module, fine-pitch LCD driver bumping, testing and assembly technologies, and advanced probe card technology. We work closely with our customers to design and modify testing software and with equipment vendors to increase the efficiency and reliability of testing and assembly equipment. Our research and development operations also include a mechanical engineering group, which currently designs handler kits for semiconductor testing and wafer probing, as well as software to optimize capacity utilization.

As of March 31, 2007, we employed 273 employees in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

We maintain laboratory facilities to analyze the characteristics of semiconductor packages by computer simulation, and verify their performance by measurement devices. The implementation of computer simulation substantially reduces the time required to validate the suitability of a package design for a given application, as compared with physical testing methods.

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

As of March 31, 2007, we employed 461 personnel for our quality control activities. Our quality control staff typically includes engineers, technicians and other employees who monitor testing and assembly processes in order to ensure high quality. We employ quality control procedures in the following critical areas:

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

All of our facilities have been QS 9000 certified by the International Automotive Sector Group. In addition, our facilities in Hsinchu and Tainan have been ISO 9002 certified. With respect to our quality management system, on November 26, 2003, ChipMOS Taiwan obtained ISO/TS 16949:2002 quality system certification. ThaiLin and ChipMOS Shanghai also obtained ISO/TS 16949:2002 quality system certification on September 6, 2005 and January 28, 2006, respectively.

QS 9000 quality standards provide for continual improvement with an emphasis on the prevention of defects and reduction of variation and waste in the supply chain, and a QS 9000 certification is required by certain semiconductor manufacturers as a threshold indicator of a company’s quality control standards. An ISO 9002 certification is required by many countries for sales of industrial products. ISO/TS 16949:2002 certification system seeks to integrate quality management standards into the operation of a company, and emphasizes the supervision and measurement of process and performance.

In addition to the quality management system, we also earned the 1998 QC Group Award from The Chinese Society of Quality, which is equivalent to the similar award from the American Society of Quality. Our laboratories have also been awarded Chinese National Laboratory accreditation under the categories of reliability test, electricity and temperature calibration.

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

We have established manufacturing quality control systems that are designed to ensure high-quality services to our customers and maintain reliability and high production yields at our facilities. We employ specialized equipment for manufacturing quality and reliability control, including:

•	Joint Electron Device Engineering Council (JEDEC) standardized temperature cycling, thermal shock and pressure cook reliability tests;

•	high and low temperature storage life tests, temperature and humidity bias and highly accelerated temperature/humidity stress test (HAST); and

•	high resolution scanning acoustic tomography, scanning electronic microscope and X-Ray microscopy for physical failure analysis, curve tracer and semi-probe station for electrical failure analysis.

In addition, to enhance our performance and our research and development capabilities, we also installed a series of high-cost equipment, such as temperature humidity bias testers, low temperature storage-life testers and highly accelerated stress testers. We believe that many of our competitors do not own these equipment.

As a result of our ongoing focus on quality, we achieved monthly assembly yields of an average of 99.96% for our memory and mixed-signal assembly packages, 99.85% for our TCP packages, 99.82% for our COF packages and 99.76% for our COG packages in 2006. The assembly yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped back to customers divided by the number of individual integrated circuits that are attached to leadframes or organic substrate.

Facilities

We provide testing services through our four facilities in Taiwan and one facility in Shanghai, with one facility at each of the following locations: Chupei, the Hsinchu Industrial Park, the Hsinchu Science Park, the Southern Taiwan Science Park and the Shanghai Qingpu Industrial Zone. We provide assembly services through our facility at the Southern Taiwan Science Park and our facility at the Shanghai Qingpu Industrial Zone. We own the land for our Hsinchu Industrial Park testing facility and Chupei facility and possess the land use right to the land on which our Shanghai Qingpu Industrial Zone facility is located until 2052, and we lease the land for our Hsinchu Science Park testing facility and Southern Taiwan Science Park facility from the Science Park Administration under three 20-year leases. Two leases for our Hsinchu Science Park facility will expire in 2008 and 2017, respectively, and the lease for our Southern Taiwan Science Park facility will expire in 2017.

In March 2002, Modern Mind entered into a cooperation agreement with the Shanghai Qingpu Industrial Zone Development Group Company under which Modern Mind has agreed to construct a permanent wholly-owned facility in the Shanghai Qingpu Industrial Zone to provide testing and assembly services. Modern Mind commenced construction of the facility in Shanghai in June 2002 and moved into the new facility in August 2005, with the grand opening of the new facility in November 2005. Modern Mind currently offers testing and assembly of memory semiconductors, TCP/COF, COG assembly and testing services, and intends to expand into gold bumping services. In connection with the Shanghai operations, Modern Mind has invested US$122.5 million in ChipMOS Shanghai for the new facility and related equipment and Modern Mind has committed to invest an additional US$127.5 million by December 6, 2007 in the facility and related equipment.

On August 24, 2004, we, through ThaiLin and ChipMOS Taiwan, entered into an agreement for the acquisition of certain testing and assembly assets of FICTA, including 52 testers, 133 wire bonders, machinery, equipment, raw materials, spare parts and related patents.

In December 2004, we sold our Kaohsiung testing facility to Radiant Opto-Electronics Corporation.

The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of March 31, 2007.

Location of Facility	Primary Use	Floor Area	Principal Equipment
Chupei, Hsinchu	Wafer Testing/Gold Bumping/Module	25,930 square meters	3 steppers 9 sputters 170 testers

Hsinchu Industrial Park, Taiwan — ThaiLin	Testing	25,865 square meters	142 testers 29 burn-in ovens

Hsinchu Science Park, Taiwan	Testing	28,632 square meters	121 testers 72 burn-in ovens

Southern Taiwan Science Park, Taiwan	Assembly/Testing	109,676 square meters	393 wire bonders 132 inner-lead bonders 180 testers

Shanghai Qingpu Industrial Zone, Mainland China	Assembly/Testing/ Modules and Subsystem Manufacturing	70,095 square meters	24 testers 118 wire bonders 7 inner-lead bonders 15 burn-in ovens

Raw Materials

Semiconductor testing requires minimal raw materials. Fabricated wafers are the main raw materials for our semiconductor turnkey services. Substantially all of the raw materials used in our memory and mixed-signal semiconductor assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the LCD and other flat-panel display driver semiconductor testing and assembly process include carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 21%, 15% and 13% of our net revenue in 2004, 2005 and 2006, respectively.

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

Equipment

Testing of Memory and Mixed-Signal Semiconductors

Testing equipment is the most capital-intensive component of the memory and mixed-signal semiconductors testing business. Upon the acquisition of new testing equipment, we install, configure, calibrate and perform burn-in diagnostic tests on the equipment. We also establish parameters for the testing equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of March 31, 2007, we operated 443 testers for testing memory and mixed-signal semiconductors. We generally seek to purchase testers with similar functionality that are able to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Advantest Corporation, Verigy Ltd. and Credence Systems Corporation.

In general, particular semiconductors can be tested using a limited number of specially designed testers. As part of the qualification process, customers will specify the machines on which their semiconductors may be tested. We often develop test program conversion tools that enable us to test semiconductors on multiple equipment platforms. This portability among testers enables us to allocate semiconductor testing across our available testing capacity and thereby improve capacity utilization rates. If a customer requires the testing of a semiconductor that is not yet fully developed, the customer consigns its testing software programs to us to test specific functions. If a customer specifies testing equipment that is not widely applicable to other semiconductors we test, we require the customer to furnish the equipment on a consignment basis. Currently, we have two testers consigned by ProMOS and one of our mixed-signal testing and assembly services customers.

We will continue to acquire additional testing equipment in the future to the extent market conditions, cash generated from operations, the availability of financing and other factors make it desirable to do so. Some of the equipment and related spare parts that we require have been in short supply in recent years. Moreover, the equipment is only available from a limited number of vendors or is manufactured in relatively limited quantities and may have lead time from order to delivery in excess of six months.

Assembly of Memory and Mixed-Signal Semiconductors

The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. and Kulicke & Soffa Industries Inc. As of March 31, 2007, we operated 511 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.

Gold Bumping, Testing and Assembly of LCD and Other Flat-Panel Display Driver Semiconductors

We acquired TCP-related equipment from Sharp to begin our TCP-related services. We subsequently purchased additional TCP-related testers from Yokogawa Electric Corp. and Advantest Corporation and assembly equipment from Shibaura Mechatronics Corp., Athlete FA Corp. and Sharp Takaya Electronics Corp. As of March 31, 2007, we operated 3 steppers and 9 sputters for gold bumping and 139 inner-lead bonders for assembly and 194 testers for LCD and other flat-panel display driver semiconductors. We are currently in the process of purchasing additional testing equipment. The testing equipment can be used for the TCP, COF and COG processes, while the inner-lead bonders are only used in the TCP and COF processes. The same types of wafer grinding, auto wafer mount and die saw equipment is used for the TCP, COF and COG processes. In addition, auto inspection machines and manual work are used in the COG process, which is more labor-intensive than the TCP and COF processes.

Competition

The independent testing and assembly markets are very competitive. Our competitors include large IDMs with in-house testing and assembly capabilities and other independent semiconductor testing and assembly companies, especially those offering vertically integrated testing and assembly services, such as Advanced Semiconductor Engineering Inc., Amkor Technology, Inc., ASAT Limited, ASE Test Limited, International Semiconductor Technology Ltd., King Yuan Electronics Co., Ltd., Powertech Technology Inc., Siliconware Precision, STATS ChipPAC Ltd. and United Test and Assembly Center Ltd. We believe that the principal measures of competitiveness in the independent semiconductor testing industry are:

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

Intellectual Property

As of March 31, 2007, we held 423 patents in Taiwan, one patent in the United Kingdom, one patent in France, one patent in Germany, 23 patents in the United States and 11 patents in the People’s Republic of China relating to various semiconductor testing and assembly technologies. These patents will expire at various dates through March 23, 2026. As of March 31, 2007, we also had a total of 65 pending patent applications in the United States, 126 in Taiwan, one in Japan and 144 in the People’s Republic of China. In addition, we have registered “ChipMOS” and its logo and “InPack” as trademarks in Taiwan, and “ChipMOS” and its logo as trademarks in the United States, the People’s Republic of China, Singapore, Hong Kong, Korea, Japan and in the European Community.

We expect to continue to file patent applications where appropriate to protect our proprietary technologies. We may need to enforce our patents or other intellectual property rights or to defend ourselves against claimed infringement of the rights of others through litigation, which could result in substantial costs and a diversion of our resources. See “Item 3. Key Information — Risk Factors — Risks Relating to Our Business — Disputes over intellectual property rights could be costly, deprive us of technologies necessary for us to stay competitive, render us unable to provide some of our services and reduce our opportunities to generate revenue” and “Item 8. Financial Information — Legal Proceedings.”

On April 7, 2004, ChipMOS Bermuda entered into an assignment agreement with ChipMOS Taiwan, as amended on May 14 and October 11, 2004, pursuant to which ChipMOS Taiwan transferred all of the technologies it owned as of that date to ChipMOS Bermuda for a purchase price of US$19.7 million, which was paid in November 2004.

On April 7, 2004, ChipMOS Bermuda entered into a patent license agreement with ChipMOS Taiwan, which was amended on July 8, 2004, October 11, 2004 and December 30, 2004, pursuant to which ChipMOS Bermuda grants to ChipMOS Taiwan a non-exclusive royalty-bearing license with respect to certain patents and patent applications until the expiration of the term of the last of these patents. Under the patent license agreement, ChipMOS Taiwan will pay ChipMOS Bermuda a royalty in the aggregate of US$20 million, payable in 80 quarterly installments of US$250 thousand each. The first installment was paid in April 2005, the second installment was paid in June 2005, the third and fourth installments were paid in January 2006, the fifth installment was paid in April 2006, the sixth installment was paid in July 2006, the seventh installment was paid in October 2006, the eighth installment was paid in January 2007 and the ninth installment was paid in April 2007.

On June 3, 2006, ChipMOS Taiwan entered into a license agreement with Sharp Corporation, or Sharp, pursuant to which we acquired a perpetual license to use TCP testing and assembly technology for a lump sum royalty payment of 10 million Japanese yen (approximately US$87,000), which we paid in July 2006. This license agreement superseded the previous license agreement with Sharp entered into in February 2000 pursuant to which Sharp licensed to us TCP-related technology and intellectual property rights for five years starting from February 10, 2000 for a royalty fee based on the service fees paid to us by our customers. Our royalty obligations under the February 2000 license agreement were fully paid.

On April 12, 2007, ChipMOS Bermuda entered into an assignment agreement with ChipMOS Taiwan, pursuant to which ChipMOS Taiwan assigned and transferred fifty percent of the title to, ownership of and interest in all of the technologies and intellectual property it owned as of that date to ChipMOS Bermuda for a purchase price of US$6,400,000, which is expected to be paid on a date to be further determined.

Environmental Matters

Semiconductor testing does not generate significant pollutants. The semiconductor assembly process generates gaseous chemical wastes, principally at the molding stage. Liquid waste is produced when silicon wafers are ground thinner and diced into chips with the aid of diamond saws and cooled with running water and during the gold bumping process. In addition, excess material on leads and moldings are removed from assembled semiconductors in the trimming and dejunking processes, respectively. We have installed various types of liquid and gaseous chemical waste-treatment equipment at our semiconductor assembly and gold bumping facilities. We believe that we have adopted adequate and effective environmental protection measures that are consistent with semiconductor industry practices in Taiwan and Mainland China. In addition, we believe we are in compliance in all material respects with current environmental laws and regulations applicable to our operations and facilities.

All of our facilities in Taiwan and Mainland China have been certified as meeting the ISO 14001 environmental standards by the International Organization for Standardization. Our testing facility at the Hsinchu Science Park won both the “Plant Greenery and Beautification Award” in 1999, 2000 and 2002 and the “Safety & Health Excellent Personnel Award” in 2001 from the Science Park Administration, the “Green Office Award” from the Environment Protection Administration of the ROC in 2000 and the “Outstanding Voluntary Protection Program Award” by the Labor Affairs Commission of the ROC in 1999. Our assembly facility at the Southern Taiwan Science Park won the “Green Office Award” from the Environment Protection Administration of the ROC in 2001. In 2003, we won several environmental awards, including the “Environmental Protection Excellent Unit Award,” the “Plant Greenery and Beautification Award,” the “Environment Maintain Award” and the “Safety & Health Excellent Personnel Award,” each awarded by the Science Park Administration. We will continue to implement programs, measures and related training to reduce industrial waste, save energy and control pollution. In 2001, ChipMOS Taiwan completed a lead-free process control program, which offers a lead-free method in a semiconductor package, a lead-free plating, a lead-free solder ball and a lead-free reliability method and specification. In 2005, ChipMOS Shanghai completed a similar lead-free process control program.

Insurance

We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damages due to all risks, including but not limited to, fire, lightning and earthquakes. The maximum coverage of property insurance for ChipMOS Taiwan and ThaiLin is approximately NT$40,841 million and NT$5,205 million, respectively. ChipMOS Shanghai also maintains property insurance policies for a maximum coverage of approximately RMB798 million.

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

Overview

We provide a broad range of semiconductor testing and assembly services primarily for memory, mixed-signal, and LCD and other flat-panel display driver semiconductors. We also have in the past provided semiconductor turnkey services by purchasing fabricated wafers and selling tested and assembled semiconductors, although we have not provided semiconductor turnkey services after 2004. In 2006, our consolidated net revenue was NT$20,375 million (US$625 million) and our net income was NT$2,121 million (US$65 million).

We are a holding company, incorporated in Bermuda on August 1, 2000. We provide most of our services through our 99.1%-owned subsidiary, ChipMOS Taiwan, and its subsidiaries and investees. ChipMOS Taiwan was founded in 1997 as a joint venture between Mosel and Siliconware Precision and with the participation of other investors. As of March 31, 2007, we held 99.1% of the outstanding common shares of ChipMOS Taiwan. In Taiwan, we conduct testing operations in our facilities at the Hsinchu Science Park and the Hsinchu Industrial Park, gold bumping, wafer testing and module manufacturing operations in our facility at Chupei, and testing and assembly operations in our facility at the Southern Taiwan Science Park. We also conduct operations in Mainland China through ChipMOS Shanghai, a wholly-owned subsidiary of Modern Mind, which is one of our controlled consolidated subsidiaries. ChipMOS Shanghai operates a testing and assembly facility at the Qingpu Industrial Zone in Shanghai. Through our subsidiaries, we also have equity interests in other companies that are engaged in the semiconductor industry. See “Item 4. Information on the Company—Overview of the Company” for more details.

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

The current generation of advanced testers typically cost between US$2 million and US$5 million each, while wire bonders used in assembly typically cost approximately US$65,000 each and inner-lead bonders for tape carrier package, or TCP, and chip-on-film, or COF, assembly cost approximately US$375,000 each and chip-on-glass, or COG, chip sorters cost approximately US$145,000 each. We begin depreciating our equipment when it is placed into commercial operation. There may be a time lag between the time when our equipment is placed into commercial operation and when it achieves high levels of utilization. In periods of depressed semiconductor industry conditions, we may experience lower than expected demand from our customers and a sharp decline in the average selling prices of our testing and assembly services, resulting in an increase in depreciation expenses relative to net revenue. In particular, the capacity utilization rates for our testing equipment may be severely affected during a semiconductor industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, or IDMs, which typically maintain larger in-house testing capacity than in-house assembly capacity.

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

On August 15, 2005, ThaiLin entered into a merger agreement with ChipMOS Logic, whereby ChipMOS Logic agreed to be merged into ThaiLin, with ThaiLin as surviving entity. Under the merger agreement, shareholders of ChipMOS Logic received one common share of ThaiLin in exchange for 2.8 common shares of ChipMOS Logic. The transaction closed on December 1, 2005, and as of March 31, 2007, ChipMOS Taiwan held a 35.6% interest in ThaiLin.

On February 13, 2007, we entered into a share purchase and subscription agreement with ChipMOS Taiwan and Siliconware Precision under which we and ChipMOS Taiwan agreed to purchase all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision agreed to subscribe for 12,174,998 of our newly issued common shares through a private placement. The transaction closed on March 27, 2007, and as of March 31, 2007, we held 99.1% of the outstanding common shares of ChipMOS Taiwan.

On April 12, 2007, we entered into a share exchange agreement with ChipMOS Taiwan pursuant to which we will exchange one common share for every 8.4 ChipMOS Taiwan shares outstanding. Following the completion of the share exchange transaction, which we expect to occur in the second half of 2007, ChipMOS Taiwan will become our wholly-owned subsidiary. In connection with this transaction, we expect to issue up to 858,847 of our common shares to the current shareholders of ChipMOS Taiwan in exchange for their ChipMOS Taiwan shares. The exact number of our shares to be issued, however, may be fewer if any shareholder of ChipMOS Taiwan exercises its appraisal right.

Net Revenue

We conduct our business according to the following main business segments: (1) testing services for memory and mixed-signal semiconductors; (2) assembly services for memory and mixed-signal semiconductors; and (3) LCD and other flat-panel display driver semiconductor testing and assembly services. Prior to 2005, we also provided semiconductor turnkey services, whereby we purchase fabricated wafers and sell tested and assembled semiconductors, as well as certain trading activities. The following table sets forth, for the periods indicated, our consolidated net revenue for each segment.

	Year ended December 31,
	2004(1)	2005(2)	2006	2006
	NT$	NT$	NT$	US$
Testing
Memory	$5,491.9	$5,996.4	$8,759.5	$268.8
Mixed-signal	529.7	463.5	580.6	17.8
Total testing	6,021.6	6,459.9	9,340.1	286.6
Assembly
Memory	5,130.1	5,166.4	6,240.2	191.5
Mixed-signal	660.7	489.5	349.4	10.7
Total assembly	5,790.8	5,655.9	6,589.6	202.2
LCD and other flat-panel display driver semiconductor testing and assembly	2,749.8	3,098.2	4,445.5	136.4
Semiconductor turnkey	473.6	—	—
Total	$15,035.8	$15,214.0	$20,375.2	$625.2

(1)	Beginning as of January 12 and 28, 2004, and April 1, 2004, we consolidated the financial results of AMCT (which was liquidated in October 2004), ChipMOS Logic and Chantek, respectively. Starting from April 30, 2004, our financial results also included the financial results of WWT, which was subsequently merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and transferred back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(2)	In 2005, we consolidated the financial results of ChipMOS Taiwan, ChipMOS Japan, ChipMOS USA, ChipMOS Hong Kong, ChipMOS Logic (which was merged into ThaiLin on December 1, 2005), Chantek (which was merged into ChipMOS Taiwan on November 21, 2005), Modern Mind, and its wholly-owned subsidiary, ChipMOS Shanghai, and ThaiLin.

Our net revenue consists primarily of service fees for testing and assembling semiconductors, and to a lesser extent, fees from equipment rentals to semiconductor manufacturers for engineering testing, less allowances for product returns. We offer testing and assembly services for memory semiconductors, mixed-signal semiconductors and testing and assembly services for LCD and other flat-panel display driver semiconductors. In 2004, we also offered semiconductor turnkey services to utilize our excess capacity available from time to time. We have not provided semiconductor turnkey services after 2004.

Most of our customers do not place purchase orders far in advance and our contracts with customers generally do not require minimum purchases of our products or services. Our customers’ purchase orders have varied significantly from period to period because demand for their products is often volatile. We have strategically entered into long-term capacity agreements with some of our customers. Under certain of those long-term agreements, we have agreed to reserve capacity for our customers and our customers have agreed to place orders in the amount of the reserved capacity (which is subject in certain cases to reduction by the customers). As of March 31, 2007, approximately 31.8% of our total capacity was reserved under this type of agreement. Under certain other long-term agreements, we have agreed to install equipment or reserve capacity for our customers and our customers have undertaken to compensate us to a certain extent if they fail to sufficiently utilize the installed equipment or reserved capacity. As of March 31, 2007, approximately 10.1% of our total capacity was reserved under this type of agreement. As part of our strategy, we intend to enter into additional long-term capacity agreements in the future. Depending on customer demands, market conditions and other considerations, we may explore opportunities to expand our operations outside Taiwan and Mainland China in connection with future long-term capacity agreements.

Our financial condition and results of operations have also been, and are likely to continue to be, affected by price pressures on our service fees, which tend to decline in tandem with the declining average selling prices of the products we test and assemble over the course of their product and technology life cycles. In order to maintain our margins, it is necessary to offset the fee erosion by continually improving our production efficiency and maintaining high capacity utilization rates. We also plan to continue to develop and implement new technologies and expand our services into potentially higher-margin segments. These efforts require significant up front investment in advance of incremental revenue, which could impact our margins.

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

Revenue Recognition

We generally recognize our revenue upon shipment of tested and assembled semiconductors to locations designated by our customers, including our internal warehouse for customers using our warehousing services. Revenue from product sales is recognized when risks of ownership are transferred to customers, generally upon shipment of the products. We submit invoices at the time of shipment or delivery and currently require customers to pay within 60 days after the last day of the month during which the invoice was sent, except that we currently require ProMOS to pay within 75 days. We have not experienced any significant collection problems for our services, except for NT$277 million (US$8 million) of receivables from Ultima Electronics Corp., or Ultima. We received from Ultima 4,250,000 and 4,190,000 shares of Ultima Technology Corp. (BVI) common stock on September 24 and December 18, 2004, respectively, as collateral for the outstanding receivables. We provided an allowance of NT$194 million and NT$83 million for these doubtful receivables in 2004 and 2005 respectively. These doubtful receivables were fully written off during 2006. In April 2007, we settled the civil proceedings related to these doubtful receivables with Ultima for NT$700 thousand (US$21 thousand) and recorded such amount as other income.

Related Party Revenues

In 2004, 2005 and 2006, 32%, 30% and 28%, respectively, of our net revenue were derived from related parties. While we believe that our transactions with related parties were entered into on an arm’s length basis, we extended them favorable payment terms, as discussed in the preceding paragraph. See “Item 7. Major Shareholders and Related Party Transactions” for more information concerning our related party transactions.

Geography and Currency

We generate most of our net revenue from customers headquartered in Taiwan, which represented 81%, 79% and 78% of our net revenue in 2004, 2005 and 2006, respectively. We also generate net revenue from customers in Korea, Japan, the United States, Hong Kong and other countries. Our service fees and revenue are generally denominated in the currency of the jurisdiction in which our facilities are located, for example NT dollars for our Taiwan operations and RMB for our Mainland China operations. As we generate most of our net revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 24 to our audited consolidated financial statements and “Item 11. Quantitative and Qualitative Disclosure about Market Risks—Market Risks—Foreign Currency Risks” for certain information on our exchange rate risks.

Cost of Revenue and Gross Profit (Loss)

Our cost of revenue consists primarily of the following: depreciation and amortization expenses, raw material costs, and labor and overhead expenses, which primarily include expensable equipments, sub-contracting fees and rental expenses. Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of testing and assembly equipment and facilities, including our investment in our Mainland China operations. Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. As of March 31, 2007, we had 637 testers, 116 burn-in ovens, 511 wire bonders, 139 inner-lead bonders, 3 steppers and 9 sputters. We use inner-lead bonders for the assembly of LCD and other flat-panel display driver semiconductors using TCP or COF technology, and wire bonders for TSOP, BGA, and some other package assembly technologies. Our average capacity utilization rate for testing of memory and mixed-signal semiconductors was 89% in 2004, 81% in 2005 and 86% in 2006. Our average capacity utilization rate for assembly of memory and mixed-signal semiconductors was 88% in 2004, 79% in 2005 and 75% in 2006. In addition, our average capacity utilization rate for LCD and other flat-panel display driver semiconductor testing and assembly was 76% in 2004, 83% in 2005 and 79% in 2006.

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

The following table sets forth, for the periods indicated, our gross profit (loss) and our gross profit (loss) margin as a percentage of net revenue.

	Year ended December 31,
	2004(1)	2005(2)	2006	2006
	NT$	NT$	NT$	US$
	(in thousands)
Gross profit (loss):
Testing
Memory	$2,329.0	$2,186.6	$3,779.3	$116.0
Mixed-signal	(100.9)	(148.9)	(0.4)	—
Total testing	2,228.1	2,037.7	3,778.9	116.0
Assembly
Memory	1,095.4	1,203.3	1,430.0	43.9
Mixed-signal	(122.3)	(158.5)	18.4	0.5
Total assembly	973.1	1,044.8	1,448.4	44.4
LCD and other flat-panel display driver semiconductor testing and assembly	970.2	868.9	894.5	27.4
Semiconductor turnkey	6.9	—	—	—
Total	$4,178.3	$3,951.4	$6,121.8	$187.8
Gross profit (loss) margin:
Testing
Memory	42.4%	36.5%	43.1%	43.1%
Mixed-signal	(19.1)	(32.1)	(0.1)	(0.1)
Total testing	37.0	31.6	40.5	40.5
Assembly
Memory	21.4	23.3	22.9	22.9
Mixed-signal	(18.5)	(32.4)	5.3	5.3
Total assembly	16.8	18.5	22.0	22.0
LCD and other flat-panel display driver semiconductor testing and assembly	35.3	28.0	20.1	20.1
Semiconductor turnkey	1.5	—	—	—
Overall	27.8%	26.0%	30.0%	30.0%

(1)	Beginning as of January 12 and 28, 2004, and April 1, 2004, we consolidated the financial results of AMCT (which was liquidated in October 2004), ChipMOS Logic and Chantek, respectively. Starting from April 30, 2004, our financial results also included the financial results of WWT, which was subsequently merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and transferred back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(2)	In 2005, we consolidated the financial results of ChipMOS Taiwan, ChipMOS Japan, ChipMOS USA, ChipMOS Hong Kong, ChipMOS Logic (which was merged into ThaiLin on December 1, 2005), Chantek (which was merged into ChipMOS Taiwan on November 21, 2005), Modern Mind, and its wholly-owned subsidiary, ChipMOS Shanghai, and ThaiLin.

Operating Expenses

Research and Development

Research and development expenses consist primarily of personnel expenses, amortization expenses relating to technology, expenditures to qualify our services for specific customers and other consulting fees and certification fees paid to third parties. Research and development expenses are recognized as they are incurred. We currently expect that research and development expenses will increase in absolute terms in the future as we expand into new technologies and service offerings. We also expect to hire additional employees in our research and development department.

Sales and Marketing

Sales and marketing expenses consist primarily of shipping and handling expenses incurred in delivering products to our customers’ designated locations, advertising, corporate communications and other marketing expenses, salary expenses for sales and marketing personnel, sales commission, professional service fees, bad debt provision and service support expenses. Although our sales and marketing expenses decreased in 2006 as a result of a decrease in bad debt provisions, we currently expect marketing expenses to increase in the future in connection with the planned growth of our business.

General and Administrative

General and administrative expenses consist of salaries and related expenses for executive, finance and accounting, and management information systems personnel, professional service fees, and other corporate expenses. They also include stock-based compensation that is expensed using the intrinsic value-based method. See “Item 6. Directors, Senior Management and Employees—Share Option Plan” for more information concerning our share option plan. We expect general and administrative expenses to increase in absolute terms as we add personnel and incur additional expenses related to the growth of our business and operations, particularly our Mainland China operations.

Other Income (Expenses), Net

Our other income principally consists of gains on sale of investments, warehouse space rental revenue, interest income, foreign exchange gains, gains on embedded derivative, fair value gains on financial assets and gains on disposal of property, plant and equipment. Our other expenses principally consist of interest expense, investment losses recognized by equity method, financing costs, impairment losses, fair value loss on financial assets, losses on disposal of property, plant and equipment and foreign exchange losses.

Minority Interests and Interest in Bonuses Paid by Subsidiaries

Minority interests represent the portion of our income that is attributable to the shareholding in our consolidated subsidiaries that we do not own. In 2004, 2005 and 2006, our minority interests were attributable to the minority interests owned by Siliconware Precision and other investors in ChipMOS Taiwan and the public shareholders’ interest in ThaiLin. In 2004 and 2005, minority interests also included the portion of our income attributable to the shareholdings in ChipMOS Logic and Chantek that we did not own before ChipMOS Logic was merged into ThaiLin on December 1, 2005 and Chantek was merged into ChipMOS Taiwan on November 21, 2005. Since we increased our shareholding in ChipMOS Taiwan from 70.4% to 99.1% in March 2007 as a result of our share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision and we expect ChipMOS Taiwan to become our wholly-owned subsidiary in the second half of 2007 after completion of the share exchange transaction we entered into with ChipMOS Taiwan in April 2007, we expect minority interests to be substantially less in future periods.

Interest in bonuses paid by subsidiaries represents our portion of ChipMOS Taiwan’s and ThaiLin’s distributable earnings that are appropriated as bonuses to employees and remuneration to directors and supervisors of ChipMOS Taiwan and ThaiLin, as required by ROC regulations and ChipMOS Taiwan’s and ThaiLin’s articles of incorporation. None of our subsidiaries paid any such bonuses to directors, supervisors and employees in 2004. ChipMOS Taiwan and ThaiLin paid bonuses to directors, supervisors and employees of NT$166 million and NT$57 million, respectively, in 2005 and NT$242 million in (US$7 million) and NT$74 million (US$2 million), respectively, in 2006. As we increased our shareholding in ChipMOS Taiwan from 70.4% to 99.1% in March 2007 as a result of our share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision and we expect ChipMOS Taiwan to become our wholly-owned subsidiary in the second half of 2007 as a result of the share exchange agreement between us and ChipMOS Taiwan, we expect our interest in bonuses paid by subsidiaries to increase in future periods. Please see “—US GAAP Reconciliation” for a discussion of the significant impact such bonuses had on our net income under US GAAP.

Net Income

Our net income was NT$1,676 million, NT$928 million and NT$2,121 million (US$65 million) in 2004, 2005 and 2006, respectively. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things. For additional information on factors that will affect our future performance, see “Item 3. Key Information—Risk Factors.”

Results of Operations

The following table presents selected operating data as a percentage of net revenue for the periods indicated:

	Year ended December 31,
	2004(1)	2005(2)	2006
ROC GAAP:
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	72.2	74.0	70.0

Gross profit margin	27.8	26.0	30.0
Operating expenses:
Research and development	2.0	1.8	1.3
Sales and marketing	2.0	1.6	0.5
General and administrative	4.5	5.2	4.0

Total operating expenses	8.5	8.6	5.8
Income from operations	19.3	17.4	24.2
Other income (expenses), net	(2.6)	(3.3)	(1.1)

Income before income tax, minority interests and interest in bonuses paid by subsidiaries(3)	16.7	14.1	23.1
Income tax benefit (expense)	0.9	(0.7)	(3.1)

Income before minority interests and interest in bonuses paid by subsidiaries	17.6	13.4	20.0
Minority interests	(6.6)	(6.4)	(8.8)
Interest in bonuses paid by subsidiaries(3)	—	(0.9)	(0.8)
Pre-acquisition earnings (4)	0.1	—	—

Net income	11.1%	6.1%	10.4%

(1)	Beginning as of January 12 and 28, 2004, and April 1, 2004, we consolidated the financial results of AMCT (which was liquidated in October 2004), ChipMOS Logic and Chantek, respectively. Starting from April 30, 2004, our financial results also included the financial results of WWT, which was subsequently merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and transferred back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(2)	In 2005, we consolidated the financial results of ChipMOS Taiwan, ChipMOS Japan, ChipMOS USA, ChipMOS Hong Kong, ChipMOS Logic (which was merged into ThaiLin on December 1, 2005), Chantek (which was merged into ChipMOS Taiwan on November 21, 2005), Modern Mind, and its wholly-owned subsidiary, ChipMOS Shanghai, and ThaiLin.
(3)	Refers to bonuses to directors, supervisors and employees.
(4)	For 2004, represents our share of pre-acquisition profits of Chantek prior to April 1, 2004, the date when we began to consolidate the accounts of Chantek, the surviving entity after the merger of Chantek and PlusMOS.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenue. Our net revenue increased by NT$5,161 million, or 34%, to NT$20,375 million (US$625 million) in 2006 from NT$15,214 million in 2005.

Net revenue from testing services for memory and mixed-signal semiconductors increased by NT$2,880 million, or 45%, to NT$9,340 million (US$287 million) in 2006 from NT$6,460 million in 2005, mainly due to an increase in net revenue from testing services for memory semiconductors. Net revenue from testing services for memory semiconductors increased by NT$2,764 million, or 46%, to NT$8,760 million (US$269 million) in 2006 from NT$5,996 million in 2005, principally due to capacity expansion and increased capacity utilization rates for our wafer testing and final testing services for DRAM and flash products.

Net revenue from assembly services for memory and mixed-signal semiconductors, which includes revenue from assembly services for memory and mixed-signal semiconductors and revenue from our memory module manufacturing business, increased by NT$934 million, or 17%, to NT$6,590 million (US$202 million) in 2006 from NT$5,656 million in 2005. This increase was primarily the result of an increase in net revenue from assembly services for memory semiconductors, partially offset by a decrease in net revenue from assembly services for mixed-signal semiconductors. Net revenue from assembly services for memory semiconductors increased by NT$1,074 million, or 21%, to NT$6,240 million (US$191 million) in 2006 from NT$5,166 million in 2005, primarily as a result of capacity expansion and increased sales of products with higher average selling prices, such as DDR II SDRAM products, which were partially offset by a decrease in net revenue from memory module manufacturing services. Net revenue from assembly services for mixed-signal semiconductors decreased by NT$141 million, or 29%, to NT$349 million (US$11 million) in 2006 from NT$490 million in 2005, principally because we reduced the volume of certain lower margin services in connection with the merger of Chantek into ChipMOS Taiwan.

Net revenue from LCD and other flat-panel display driver semiconductor testing and assembly services increased by NT$1,348 million, or 44%, to NT$4,446 million (US$136 million) in 2006 from NT$3,098 million in 2005. This increase was principally due to the increase in TCP, COF and COG products that resulted from our capacity expansion and slightly increased capacity utilization rates. The increase in net revenue from LCD and other flat-panel display driver semiconductor testing and assembly services was also a result of an increase in average selling prices for LCD and other flat-panel display driver semiconductor products.

We did not generate any net revenue from semiconductor turnkey services in 2005 and 2006.

Cost of Revenue and Gross Margin. Cost of revenue increased by NT$2,990 million, or 27%, to NT$14,253 million (US$437 million) in 2006 from NT$11,263 million in 2005, primarily due to an increase of NT$2,208 million in overhead expenses. Overhead expenses increased principally as a result of an increase in depreciation expenses and an increase in expenses related to tooling and equipment spare parts.

Our gross profit increased to NT$6,122 million (US$188 million) in 2006 from NT$3,951 million in 2005. Our gross margin was 30% in 2006, compared to 26% in 2005.

Our gross margin for testing services for memory and mixed-signal semiconductors increased to 41% in 2006 from 32% in 2005, primarily due to a higher capacity utilization rate, which increased to 86% in 2006 from 81% in 2005.

Our gross margin for assembly services for memory and mixed-signal semiconductors increased to 22% in 2006 from 19% in 2005. This increase was primarily due to increased sales of higher margin memory semiconductor assembly services, such as fine-pitch BGA package for DDR II SDRAM.

Our gross margin for LCD and other flat-panel display driver semiconductor testing and assembly services decreased to 20% in 2006 from 28% in 2005, primarily due to a lower capacity utilization rate. The lower capacity utilization rate principally resulted from lower customer demand for our LCD and other flat-panel display driver semiconductor testing and assembly services, particularly in the second quarter of 2006.

Research and Development Expenses. Research and development expenses increased by NT$1 million, or 0.4%, to NT$275 million (US$8 million) in 2006 from NT$274 million in 2005. This increase was primarily due to the net effect of an increase in professional services fees and a decrease in salary expenses. We currently expect our research and development expenses will increase in the future due to our focus on research and development projects relating to advanced packages for DDR III SDRAM, fine-pitch LCD driver testing and assembly technologies and radio frequency identification (RFID) logistics management system implementation.

Sales and Marketing Expenses. Sales and marketing expenses decreased by NT$126 million, or 54%, to NT$107 million (US$3 million) in 2006 from NT$233 million in 2005. This decrease was primarily due to a decrease of NT$117 million (US$4 million) in bad debt provisions.

General and Administrative Expenses. General and administrative expenses increased by NT$20 million, or 3%, to NT$813 million (US$25 million) in 2006 from NT$793 million in 2005, primarily due to bank fees associated with the NT$3 billion syndicated loan facility that we obtained in February 2006.

Other Expenses, Net. Other expenses, net decreased by NT$284 million, or 56%, to NT$223 million (US$7 million) in 2006 from NT$507 million in 2005. This decrease was primarily due to a decrease in impairment loss on property, plant and equipment and other assets, a decrease in impairment loss on long-term investment and a decrease in investment loss recognized by the equity method, which were partially offset by an increase in interest expense.

Income Before Income Tax, Minority Interests and Interest in Bonuses to Directors, Supervisors and Employees Paid by Subsidiaries. As a result of the foregoing, income before income tax, minority interests and interest in bonuses to directors, supervisors and employees paid by subsidiaries increased by 119% to NT$4,703 million (US$144 million) in 2006 from NT$2,144 million in 2005.

Income Taxes. Income tax expense increased by NT$525 million, or 469%, to NT$637 million (US$20 million) in 2006 from NT$112 million in 2005, primarily due to a significant increase in income before income tax, minority interests and interest in bonuses to directors, supervisors and employees paid by subsidiaries and a significant decrease in losses carried forward.

Minority Interests. Minority interests increased by NT$822 million, or 84%, to NT$1,799 million (US$55 million) in 2006 from NT$977 million in 2005, primarily due to the increased income of ChipMOS Taiwan and ThaiLin.

Net Income. As a result of the foregoing, our net income increased by NT$1,193 million to NT$2,121 million (US$65 million) in 2006 from NT$928 million in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Revenue. Our net revenue increased by NT$178 million, or 1%, to NT$15,214 million in 2005 from NT$15,036 million in 2004.

Net revenue from testing services for memory and mixed-signal semiconductors increased by NT$438 million, or 7%, to NT$6,460 million in 2005, primarily due to the increase in our capacity utilization rates for wafer testing services and increased revenue from flash business.

Net revenue from assembly services for memory and mixed-signal semiconductors, which includes revenue from assembly services for memory and mixed-signal semiconductors and revenue from memory module manufacturing business, decreased by NT$135 million, or 2%, to NT$5,656 million in 2005, primarily due to the decrease in our memory module manufacturing business, partially offset by the increased demand for our assembly services for memory and mixed-signal semiconductors.

Net revenue from LCD and other flat-panel display driver semiconductor testing and assembly services increased by NT$348 million, or 13%, to NT$3,098 million in 2005, primarily due to the increase in our capacity utilization rates and the increase in our capacity for testing and assembly services for LCD and other flat-panel display driver semiconductors.

Our net revenue from semiconductor turnkey services was nil in 2005, compared to NT$474 million in 2004. The decrease was due to the increase in customer orders for our testing and assembly services and our decision to stop providing semiconductor turnkey services.

Cost of Revenue and Gross Margin. Cost of revenue increased by NT$405 million, or 4%, to NT$11,263 million in 2005 from NT$10,858 million in 2004. This increase was primarily due to an increase of NT$1,168 million in overhead expenses, partially offset by a decrease of NT$957 million in raw material costs. Overhead expenses increased primarily due to an increase of NT$815 million in equipment depreciation, an increase of NT$192 million in salaries for certain employees in our fabs, an increase of NT$134 million in expensable equipment and an increase of NT$116 million in utility expenses.

Our gross margin was 26% in 2005, compared to 28% in 2004, and our gross profit decreased to NT$3,951 million in 2005 from NT$4,178 million in 2004. This decrease was primarily due to the increase in equipment depreciation.

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

Our gross profit margin for LCD and other flat-panel display driver semiconductor testing and assembly services decreased to 28% in 2005 from 35% in 2004, primarily due to the decline in the average selling price for these services.

Research and Development Expenses. Research and development expenses decreased by NT$22 million, or 7%, to NT$274 million in 2005 from NT$296 million in 2004. This decrease was primarily due to a decrease of NT$10 million in depreciation of equipment and a decrease of NT$18 million in amortization expenses related to technology licensing. We currently expect our research and development expenses will increase in the future due to our focus on research and development projects relating to advanced packages for DDR III SDRAM, fine-pitch LCD driver testing and assembly technologies and radio frequency identification (RFID) implementation.

Sales and Marketing Expenses. Sales and marketing expenses decreased by NT$75 million, or 24%, to NT$233 million in 2005 from NT$308 million in 2004. This decrease was primarily due to a decrease of NT$75 million in bad debt provision.

General and Administrative Expenses. General and administrative expenses increased by NT$120 million, or 18%, to NT$793 million in 2005 from NT$673 million in 2004. This increase was primarily due to an increase of NT$81 million in salary expenses and an increase of NT$85 million in professional service fees, which were partially offset by a decrease of NT$26 million in entertainment expenses.

Other Expense, Net. Other expense, net increased by NT$111 million, or 28%, to NT$507 million in 2005 from NT$396 million in 2004. This increase was primarily due to an impairment loss on property, plant and equipment and other assets of ChipMOS Logic and Chantek of NT$109 million and investments loss recognized by the equity method of NT$127 million, which were partially offset by an increase of NT$48 million in interest income, a recovery of NT$86 million in allowance for loss on short-term investments and an increase of NT$21 million of claim payments received under our insurance policies.

Income Before Income Tax, Minority Interests and Interest in Bonuses to Directors, Supervisors and Employees Paid by Subsidiaries. Income before income tax, minority interests and interest in bonuses to directors, supervisors and employees paid by subsidiaries decreased to NT$2,144 million in 2005 from NT$2,504 million in 2004. This change was primarily due to the increase of our cost of revenues and the increase of operating expenses and net non-operating expenses.

Income Taxes. We recorded an income tax expense of NT$112 million in 2005 compared to an income tax benefit of NT$142 million in 2004. We incurred income tax expenses primarily as a result of a significant decrease in losses carried forward.

Minority Interests. Minority interests decreased by NT$21 million to NT$977 million in 2005 from NT$998 million in 2004. This decrease was primarily due to the decrease in income before income tax, minority interests and interest in bonuses to directors, supervisors and employees paid by subsidiaries.

Net Income. As a result of the foregoing, our net income was NT$928 million in 2005, compared to a net income of NT$1,676 million in 2004.

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

Under ROC GAAP, the significant accounting policies are set forth in Note 2 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F. The significant accounting policies that require us to make estimates and assumptions about the effect of matters that are inherently uncertain are discussed below. In connection with the reconciliation of our consolidated financial statements to US GAAP, there are no additional accounting policies that we believe are critical to us except as described below under “—Convertible Notes” and “—Share-Based Compensation.”

Allowance for Doubtful Receivables and Sales Returns

Our accounts receivable balance on our balance sheet is affected by our allowances for doubtful accounts and sales returns, which reflect our estimate of the expected amount of the receivables that we will not be able to collect and our estimate of the expected amount of sales returns.

Our determination of the allowance for doubtful receivables is based on our determination of two different types of reserves. The first type of reserve involves an individual examination of available information regarding any customer that we have reason to believe may have an inability to meet its financial obligations. For these customers, we use our judgment, based on the available facts and circumstances, and record a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received. The second type of reserve is a general reserve established for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change, our estimates of the recoverability of amounts due to us could be reduced by a material amount. As of December 31, 2006, we provided NT$27 million (US$828 thousand) for the first type of reserve and NT$44 million (US$1 million) for the second type of reserve.

Our determination of the allowances for sales returns as of the end of any quarter is based upon calculating an average historical return rate, usually based on the previous three quarters, and multiplying this by the revenue of that quarter. As of December 31, 2006, we provided NT$90 million (US$3 million) for the allowance of sales returns.

The allowance we set aside for doubtful receivables and sales returns was NT$292 million as of December 31, 2004, NT$401 million as of December 31, 2005 and NT$161 million (US$5 million) as of December 31, 2006. The allowances as of December 31, 2004, 2005 and 2006 represented 8%, 9% and 3%, respectively, of our accounts receivable and other receivables as of those dates. The allowance in 2004, 2005 and 2006 reflected a reduction of NT$194 million, NT$118 million and NT$884 thousand, respectively, in accounts receivable that was charged to marketing expenses. If we were to change our estimate of the allowance for doubtful receivables and sales returns either upward or downward 10%, our operating income would be affected by NT$4 million for 2006.

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

In 2004, we reserved NT$64 million of inventory valuation allowance, primarily due to the consolidation of Chantek. In 2005, we did not record any inventory allowances because the market price for our inventory was higher than cost in 2005. In 2006, we reserved NT$20 million (US$614 thousand) of inventory allowance, primarily due to the market price of tested and assembled DRAM and SDRAM inventory was below historical cost. In addition, we reserved NT$47 million in 2004, NT$94 million in 2005 and NT$88 million (US$3 million) in 2006 for identified slow-moving inventories.

As of December 31, 2006, we recorded NT$108 million (US$3 million) of inventory valuation allowances. If the prevailing market price of our testing and assembly services had been 18% lower, we would have been required to recognize a valuation allowance of approximately NT$13 million (US$399 thousand) in 2006. A valuation allowance of NT$13 million in 2006 would have decreased our inventory value and net income by 1.4% and 0.6%, respectively.

Valuation Allowance for Deferred Tax Assets

When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent, if any, that it is not certain that deferred tax assets will be realized. We record a benefit or expense under the income tax expense/benefit line of our statement of operations when there is a net change in our total deferred tax assets and liabilities in a period. Because the calculation of income tax benefit is dependent on our internal estimation of our future profitability, it is inherently subjective. In 2004, we recorded a reversal of valuation allowance of NT$462 million, and in 2005, we recorded a reversal of a valuation allowance of NT$405 million. In 2006, we recognized valuation allowance of NT$280 million (US$9 million).

In calculating our valuation allowance for deferred taxes as of December 31, 2006, we have assumed that the semiconductor industry will continue its growth in the next few years. Furthermore, we have assumed that our revenue and profitability will be favorably impacted by this growth in the industry as a whole.

As of December 31, 2006, the ending balance for our valuation allowances was NT$1,079 million (US$33 million). If our current estimate of future profit had been 10% higher, we would have decreased our valuation allowances accordingly. That, in turn, would have increased our deferred tax assets. In contrast, if our current estimate of future profit had been 10% lower, we would have been required to recognize an additional valuation allowance. That, in turn, would have decreased our deferred tax assets and increased our tax expense in 2006. The steady growth in our sales and profitability in 2006 and our near-term outlook as of December 31, 2006 were key factors in determining the amount of our valuation allowance as of December 31, 2006.

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

Impairment Loss of Long-Lived Assets

ROC Statement of Financial Accounting Standard, or SFAS, No. 35 “Accounting for Asset Impairment” which addresses accounting for impairment of long-lived assets became effective from January 1, 2005. Prior to the adoption of this new accounting standard, we applied US GAAP to evaluate our long-lived assets for impairment purpose. We record impairment losses on long-lived assets used in operations if events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Assumptions about the carrying value of the long-lived assets require significant judgment on our expected cash flow. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our management periodically reviews the carrying value of our long-lived assets and this review is based upon our projections of anticipated future cash flows. Based on the assessment of our management, in 2006, we recognized NT$58 million (US$2 million) of impairment loss for long-term investments. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

In determining whether any impairment charges were necessary as of December 31, 2006, we have assumed that the semiconductor industry will continue its growth in the next few years. Based upon our assumption of growth in the semiconductor industry and our other assumptions in our internal budget, for the purpose of determining whether any impairment charges are necessary as of December 31, 2006, we estimate that our future cash flows, on an undiscounted basis, are greater than our long-lived assets of NT$31,183 million (US$957 million) as of December 31, 2006. Any increases in estimated future cash flows would have no impact on the reported value of the long-lived assets. In contrast, if our current estimate of future cash flows had decreased, those cash flows would have been less than the reported amount of long-lived assets, and we would have been required to recognize an impairment loss that would have significantly decreased our net income before taxes in 2006.

Convertible Notes

Under US GAAP, we are required to account for the conversion option in the 2004 notes and the 2006 notes as derivative liabilities in accordance with SFAS No. 133 “Accounting For Derivative Instruments And Hedging Activities” and Emerging Interpretation Task Force (“EITF”) Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock.” The discount attributable to the issuance date aggregate fair value of the conversion option, totaling NT$1,199 million (US$37 million), is amortized using the effective interest method over the term of the 2004 notes and the 2006 notes.

The change in fair value on revaluation of the embedded derivative liabilities represents the difference between the fair value of the embedded derivative liabilities at the beginning of the reporting period and their fair value at the end of the reporting period. We are required to record the change in fair value as a loss or gain on embedded derivative liabilities in determining our net income under US GAAP. As of December 31, 2006, the fair value of the embedded derivative liabilities amounted to NT$1,380 million (US$42 million) which resulted in a loss on embedded derivative liabilities of NT$339 million (US$10 million). These gains and losses were taken into account when determining our net income under US GAAP for the year ended December 31, 2006.

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

Under ROC GAAP, we are required to bifurcate and separately account for embedded put and call option features contained in our convertible notes issued after 2005 in accordance with SFAS No. 34 “Financial Instruments: Recognition and Measurement”. We issued the 2006 notes in September 2006 and carried the embedded put and call option features of the 2006 notes on the balance sheet at fair value with gains and losses reflected in our earnings. For more information, see Note 26p to our audited consolidated financial statements contained in this Annual Report on Form 20-F.

Share-Based Compensation

Under US GAAP, we are required to account for our employee share option plans under the fair-value-based method and to recognize share-based compensation arrangements as expenses in the consolidated statements of operations, in accordance with SFAS No. 123(R) “Share-Based Payments,” which became effective for the first interim period beginning after December 15, 2005. The determination of the fair value of our share options on the date of grant under the Black Scholes Option Pricing Model is affected by the price of our common shares and assumptions of a number of variables, including the risk-free interest rate, the expected life of the options, the estimated fair value of our common shares and the expected price volatility of our common shares over the term of the options. In 2006, the share-based compensation expense amounted to NT$109 million (US$3 million), which was taken into account when determining our net income and shareholders’ equity under US GAAP for the year ended December 31, 2006.

Prior to adopting SFAS No. 123(R), share-based compensation arrangements were accounted for under Accounting Principles Board Opinion No. 25, which utilized an intrinsic value approach to recognizing compensation expense. Under ROC GAAP, we continue to account for our share-based compensation arrangements under the intrinsic value method. For more information, see Notes 26 and 27i to our audited consolidated financial statements contained in this Annual Report on Form 20-F.

Senior Management’s Discussion with the Audit Committee

Our management has discussed the critical accounting policies described above with the audit committee of our board of directors and the audit committee has reviewed our disclosure relating to the critical accounting policies in this section.

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short- and long-term loans and cash flow from operations. As of December 31, 2006, our primary sources of liquidity were cash and cash equivalents (excluding restricted cash and cash equivalents) of NT$5,896 million (US$181 million), short-term loans of NT$8,206 million (US$252 million) available to us in undrawn facilities, which have expired or will expire before December 2007, and long-term loans of NT$3,124 million (US$96 million) available to us in undrawn facilities, which have expired or will expire before December 2013.

Liquidity

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Year ended December 31,
	2004(1)(2)	2005(2)(3)	2006	2006
	NT$	NT$	NT$	US$
Net cash provided by (used in):
Operating activities	$4,915.7	$8,822.6	$7,316.4	$224.5
Investing activities	(8,273.3)	(7,622.5)	(14,988.2)	(459.9)
Financing activities	6,544.3	(1,519.9)	8,947.9	274.5
Effect of exchange rate changes on cash	(68.5)	77.7	12.8	0.4

Net increase (decrease) in cash	$3,118.2	$(242.1)	$1,288.9	$39.5

(1)	From January 12 and 28, 2004, and April 1, 2004, onwards, we consolidated the financial results of AMCT (which was liquidated in October 2004), ChipMOS Logic and Chantek, respectively. Starting from April 30, 2004, our financial results also included the financial results of WWT, which was subsequently merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and transferred back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(2)	As a result of the adoption of the ROC Statements of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” (ROC SFAS No. 34), and the ROC Statements of Financial Accounting Standards No. 36, “Financial Instruments: Disclosure and Presentation” (ROC SFAS No. 36), the balances in 2004 and 2005 were reclassified to be consistent with the classification used in our consolidated statements of cash flows for 2006 included herein. See Notes 2 and 4 to our audited consolidated financial statements contained in this Annual Report on Form 20-F.
(3)	In 2005, we consolidated the financial results of ChipMOS Taiwan, ChipMOS Japan, ChipMOS USA, ChipMOS Hong Kong, ChipMOS Logic (which was merged into ThaiLin on December 1, 2005), Chantek (which was merged into ChipMOS Taiwan on November 21, 2005), Modern Mind, and its wholly-owned subsidiary, ChipMOS Shanghai, and ThaiLin.

Net Cash Provided by Operating Activities

Net cash provided by operating activities totaled NT$7,316 million (US$225 million) in 2006, compared to NT$8,823 million in 2005. The decrease in net cash provided by operating activities primarily reflected an increase in financial assets held at fair value through profit and loss, which was NT$1,743 million (US$53 million) in 2006, compared to a decrease in financial assets held at fair value through profit and loss of NT$2,646 million in 2005. The increase in financial assets held at fair value through profit and loss in 2006 primarily resulted from an increase in our holdings of investment funds, as well as an increase in the value of such holdings. The decrease in net cash provided by operating activities was also due to an increase in accounts receivable of NT$1,118 million (US$34 million) in 2006, compared to an increase in accounts receivables of NT$713 million in 2005. The increase in accounts receivable in 2006 was primarily the result of increased sales. The decrease in net cash provided by operating activities was partially offset by an increase in net income, which was NT$2,121 million (US$65 million) in 2006 compared to NT$928 million in 2005, as well as an increase in depreciation expenses, which was NT$5,489 million (US$168 million) in 2006 compared to NT$4,241 million in 2005. The increase in depreciation expenses was primarily the result of additional equipment acquired in connection with our capacity expansion program.

Net cash provided by operating activities totaled NT$8,823 in 2005, compared to NT$4,916 million in 2004. The increase in net cash provided by operating activities primarily reflected a decrease in financial assets held at fair value through profit and loss, which was NT$2,646 million in 2005 as compared to an increase of financial assets at fair value through profit and loss of NT$1,869 million in 2004. The increase in net cash provided by operating activities was also due to an increase in depreciation expenses, which was NT$4,241 million in 2005, compared to NT$3,439 million in 2004. The increase in depreciation expenses was primarily due to our acquisition of additional property, plant and equipment.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled NT$14,988 million (US$460 million) in 2006, compared to NT$7,623 million in 2005. The increase in net cash used in investing activities was primarily the result of an increase in capital expenditures. Capital expenditures were NT$15,190 million (US$466 million) in 2006, compared to NT$7,651 million in 2005, primarily due to the acquisition of equipment required under our agreement with Spansion, as well as capacity expansion for our testing and assembly services for DDR II SDRAM and LCD and other flat-panel display driver semiconductors.

Net cash used in investing activities totaled NT$7,623 million in 2005, compared to NT$8,273 million in 2004. The decrease in net cash used in investing activities primarily resulted from a decrease in capital expenditures in the acquisition of property, plant and equipment. Capital expenditures were NT$7,651 million in 2005, compared to NT$8,236 million in 2004.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities totaled NT$8,948 million (US$275 million) in 2006, compared to net cash used in financing activities of NT$1,520 million in 2005. Net cash provided by financing activities primarily reflected the proceeds from long-term loans of NT$6,279 million (US$193 million) and the proceeds from the issuance of the 2006 notes of NT$3,191 million (US$98 million).

Net cash used in financing activities totaled NT$1,520 million in 2005, compared to net cash provided by financing activities of NT$6,544 million in 2004. Net cash used in financing activities primarily reflected NT$1,200 million repayments on long-term bonds and NT$333 million repayments on short-term bank loans, which were partially offset by proceeds from long-term loans of NT$318 million.

Tabular Disclosure of Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2006 for the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Long-term debt(1)	$20,289.5	$2,906.5	$10,426.9	$6,755.9	$200.2
Short-term loans(1)	1,077.4	1,077.4	—	—	—
Working capital loans	54.7	54.7	—	—	—
Other short-term obligations	1,022.7	1,022.7	—	—	—
Operating leases	387.3	68.2	125.5	41.0	152.6
Investment(2)	4,383.4	4,383.4	—	—	—
Total contractual cash obligations	$26,137.6	$8,435.5	$10,552.4	$6,796.9	$352.8

(1)	Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2006 level throughout all relevant periods.
(2)	Represents commitment to build a new facility in Shanghai Qingpu Industrial Zone and includes commitments under our agreement with Spansion.

In addition, the following table summarizes our other commercial commitments as of December 31, 2006 for the periods indicated:

Our Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 year	2-3 years	4-5 years	Over 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Lines of credit	$1,086.6	$1,086.6	$—	$—	$—
Total commercial commitments	$1,086.6	$1,086.6	$—	$—	$—

Capital Resources

Capital expenditures in 2004 were funded by NT$4,916 million in cash flows from operating activities and NT$6,544 million in cash flows from financing activities. Capital expenditures in 2005 were funded by NT$8,823 million in cash flows from operations. Capital expenditures in 2006 were funded by NT$7,316 million (US$225 million) in cash flows from operating activities and NT$8,948 million (US$275 million) in cash flows from financing activities, including proceeds from long-term debt facilities and the issuance of the 2006 notes.

We have budgeted capital expenditures of approximately US$260 million for 2007 and US$250 million for 2008. Our budgeted capital expenditures for 2007 include our currently anticipated capital expenditures to purchase equipment under our long-term customers agreements. See “Item 3. Key Information – Risk Factors — We are required to make significant capital expenditures in connection with our long-term customer agreements, and our business and results of operations would be adversely affected if we are unable to obtain sufficient funding or if our customers do not fulfill their purchase commitments.” In January and February, 2006, we obtained syndicated loan facilities of NT$6 billion (US$184 million) and NT$3 billion (US$92 million), respectively, from banks in Taiwan to fund part of the purchases required under our agreement with Spansion. We anticipate, subject to market conditions, issuing additional debt, convertible debt or equity securities and raising short- or long-term borrowings to fund our capital expenditures.

Our budgeted capital expenditures for 2007 also include capital expenditures by ChipMOS Shanghai for its planned expansion of its capacity, including equipment used to provide LCD and other flat-panel display driver semiconductor testing and assembly services. We currently expect to fund ChipMOS Shanghai’s remaining investment requirement through issuance of additional debt or equity securities and/or long-term borrowings.

As of December 31, 2006, we had long-term loans of NT$13,024 million (US$400 million) (including current portions of such long-term loans of NT$2,335 million (US$72 million)). As of December 31, 2006, NT$9,717 million (US$298 million) of our long-term loans were collateralized by equipment, NT$1,437 million (US$44 million) were collateralized by land and buildings (including land use rights) and NT$23 million (US$706 thousand) were collateralized by time deposits. Of our long-term loans, in the aggregate:

•	NT$11,760 million (US$361 million) were floating rate loans with a rate between 2.75% and 5.155% as of December 31, 2006 repayable quarterly, semi-annually or totally until December 2013;

•	NT$778 million (US$24 million) were fixed rate loans with a rate between 1% and 4.69% as of December 31, 2006 repayable quarterly, semi-annually or totally until April 2010; and

•	US$15 million (NT$486 million) were floating rate loans with a rate between 6.12375% and 6.35% as of December 31, 2006 repayable quarterly, semi-annually or totally until December 2009.

In July 2000, we obtained a NT$41 million interest-free research and development subsidy from the ROC Industrial Development Bureau for developing known-good-die solutions and COF assembly and testing technology, which was repayable quarterly from July 2003 to July 2006. As of December 31, 2006, the loan was fully repaid. ChipMOS Taiwan was obligated to pay to the ROC Industrial Development Bureau a maximum of NT$5 million or 2% of sales of products developed for three years after completing the project. ChipMOS Taiwan paid NT$5 million to the ROC Industrial Development Bureau in 2004.

Other than the NT$23 million 1% fixed rate industrial research and development advancement loan, all of our outstanding long-term loans as of December 31, 2006 were drawdowns under various bank loans and syndicated loan facilities. As of December 31, 2006, we had entered into the following syndicated loan facilities:

•

On July 24, 2002, we obtained a syndicated loan facility in the amount of NT$2,500 million from a group of financial institutions for a term of five years. This loan facility is secured by our facilities at the Southern Taiwan Science Park and our testing and assembly equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. This loan facility was fully drawn. Under this loan facility, ChipMOS Taiwan is required to ensure that we and Siliconware Precision collectively maintain a percentage of direct ownership in ChipMOS Taiwan of at least 50% of outstanding shares and have control over its operations. As of March 31, 2007, we have 99.1% of direct ownership in ChipMOS Taiwan and have control over its operations.

•

On March 21, 2003, we obtained a syndicated loan facility in the amount of NT$1,000 million. This loan facility is separated into two parts with its respective term of seven years and five years. This loan facility is secured by ThaiLin’s facilities and the testing equipment at Chupei. As of December 31, 2006, this loan facility was fully drawn.

•

On December 31, 2003, we obtained a syndicated loan facility in the amount of NT$2,000 million from a group of financial institutions for a term of four years. This loan facility is secured by our facilities at the Southern Taiwan Science Park and our testing and assembly equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. As of December 31, 2006, this loan facility was fully drawn.

•

On July 27, 2004, we obtained a syndicated loan facility in the amount of NT$1,000 million for a term of five years. This loan facility is secured by our facilities at the Southern Taiwan Science Park and our testing and assembly equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. As of December 31, 2006, this loan facility was fully drawn.

•

On June 7, 2005, we obtained a syndicated loan facility in the amount of NT$1,000 million for a term of four years. This loan facility is secured by our facilities at the Hsinchu Science Park. As of December 31, 2006, this loan facility was fully drawn.

•

In January 2006, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$6 billion (US$184 million) for a term of five years. This loan facility is secured by our facilities at the Hsinchu Science Park and our testing and assembly equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. As of December 31, 2006, this loan facility was fully drawn.

•

In February 2006, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$3 billion (US$92 million) for a term of six years. This loan facility is secured by ThaiLin’s facilities at Chupei. As of December 31, 2006, NT$264 million (US$8 million) was drawn under this loan facility.

On November 3, 2004, ChipMOS Bermuda issued US$85 million in aggregate principal amount of the 2004 notes, which bear interest at 1.75% per annum, and on September 29, 2006, ChipMOS Bermuda issued US$100 million in aggregate principal amount of the 2006 notes, which bear interest at 3.375% per annum. The noteholders may convert the 2004 notes and the 2006 notes into our common shares at the conversion price of US$6.28 per share (adjusted down from the initial conversion price of US$7.85 per share) and US$6.85 per share, respectively, subject to certain adjustments. In December 2004, we repurchased and cancelled US$699,000 of the 2004 notes. In October 2006, we made an induced conversion offer to the holders of the 2004 notes pursuant to which we offered to each holder, as incentive for such holder to convert its 2004 notes, a cash payment equal to 7% of the principal amount of the 2004 notes. Pursuant to the offer, noteholders converted US$7,000,000 in aggregate principal amount of the 2004 notes into 1,114,649 common shares and received from us aggregate cash consideration of approximately US$490,000. In addition, on November 3, 2006, we repurchased US$6,300,000 in aggregate principal amount of the 2004 notes pursuant to the noteholders’ put option under the indenture. Under the indenture, each noteholder of the 2004 notes had the right to require us to repurchase its notes on November 3, 2006 at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest. As of March 31, 2007, we had US$71 million aggregate principal amount of the 2004 notes outstanding, and US$100 million aggregate principal amount of the 2006 notes outstanding. For a discussion of the accounting for the conversion feature of the convertible notes under US GAAP, see “—Critical Accounting Policies—Convertible Notes” and “—US GAAP Reconciliation.”

In addition, if certain fundamental changes occur, the noteholders have the right to require us to purchase the 2004 notes and the 2006 notes at a repurchase price equal to 100% of the principal amount plus any accrued and unpaid interest on those notes to, but excluding, the repurchase date. Generally, a “fundamental change” will be deemed to have occurred if:

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

The noteholders’ right to require us to repurchase the 2004 notes and the 2006 notes upon the occurrence of a fundamental change is subject to a number of exceptions, including a trading price exception pursuant to which the repurchase right will not be exercisable if the trading price of our common shares exceeds a certain percentage of the conversion price.

The conversion prices of the 2004 notes and the 2006 notes are subject to customary anti-dilution adjustments upon the occurrence of certain events, including the declaration of stock dividends on our common shares and the repurchase of our common shares for consideration in excess of the market price.

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

As of December 31, 2006, we were in compliance with our financial covenants.

In addition, a substantial portion of our short-term and long-term borrowings may be subject to repayment upon a material deterioration of our financial condition, results of operations or our ability to perform under the loan agreements.

Set forth below are the maturities of our long-term bank loans outstanding as of December 31, 2006:

	(in millions)
During 2007	NT$	2,335	US$	72
During 2008		3,541		109
During 2009		3,774		116
During 2010		2,181		67
During 2011 and onwards		1,193		36

	NT$	13,024	US$	400

As of December 31, 2006, certain of our land and buildings (including land use rights) and machinery with an aggregate net book value of NT$2,139 million (US$66 million) and NT$13,444 million (US$413 million), respectively, and time deposits in the aggregate amount of NT$30 million (US$921 thousand) were pledged as collateral in connection with our long-term and short-term borrowings. Approximately 51% of our net property, plant and equipment in terms of book value was pledged as collateral for our long-term and short-term loans.

Our unused credit lines for short-term loans, as of December 31, 2006, totaled NT$8,206 million (US$252 million), which will expire by December 2007. As of December 31, 2006, we had available undrawn long-term credit facilities totaling NT$3,124 million (US$96 million).

As of December 31, 2006, we had a short-term working capital loan of NT$52 million (US$2 million), with an interest rate of 6%, which will be due between July 2007 and December 2007. We also had credit loans for imports of machinery in the total amount of NT$1,003 million (US$31 million), which are due between January 2007 and June 2007.

We believe our current cash and cash equivalents, cash flow from operations and available credit facilities will be sufficient to meet our capital spending and other capital needs through the end of June 2008, other than our commitments to invest in ChipMOS Shanghai, a wholly owned subsidiary of our controlled consolidated subsidiary, Modern Mind. In order to meet ChipMOS Shanghai’s investment commitments, we may borrow additional amounts and issue additional debt or equity securities.

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

Off-Balance Sheet Arrangements

As of December 31, 2006, we had no off-balance sheet arrangements.

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in certain material respects from US GAAP. The following table sets forth a comparison of our net income, total assets and shareholders’ equity in accordance with ROC GAAP and US GAAP for the periods indicated:

	Year ended as of December 31,
	2004	2005	2006	2006
	NT$	NT$	NT$	US$
	(in millions)
Net income in accordance with:
ROC GAAP	$1,675.9	$928.2	$2,121.3	$65.1
US GAAP	1,665.5	805.4	1,253.1	38.5
Total assets in accordance with:
ROC GAAP	31,545.1	31,758.0	46,011.9	1,411.8
US GAAP	31,521.7	31,653.6	45,976.1	1,410.7
Shareholders’ equity (including minority interests) in accordance with:
ROC GAAP	17,253.1	19,091.9	22,884.9	702.2
US GAAP	17,225.5	18,825.4	21,430.7	657.6

Note 26 to our audited financial statements describes the principal differences between ROC GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of certain items, including net income and shareholders’ equity. Differences between ROC GAAP and US GAAP which have an effect on our net income as reported under ROC GAAP relate to, among other things, accrual for bonuses to employees, directors and supervisors, share-based compensation and accounting for our convertible notes.

Under Statement of Financial Accounting Standard No. 123R “Share-Based Payment” adopted by the Financial Accounting Standards Board and Staff Accounting Bulletin 107 “Share-Based Payment” by the SEC, share-based compensation transactions are generally required to be accounted for using a fair-value-based method and recognized as expenses in the consolidated statements of operations. The standards became effective for the first interim period beginning after December 15, 2005. For more information, see “— Critical Accounting Policies — Share-Based Compensation” and Notes 26 and 27i to our audited consolidated financial statements.

Under Statement of Financial Accounting Standard No. 133 “Accounting For Derivative Instruments And Hedging Activities” and EITF Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock,” we are required to bifurcate and separately account for the conversion feature of our convertible notes as embedded derivatives contained in the convertible notes. Under US GAAP, we are required to carry these embedded derivatives on our balance sheet at fair value and changes in fair values of these embedded derivatives are reflected in the consolidated statement of operations. The change in fair value for embedded derivative liabilities for the conversion feature for the year ended December 31, 2006 under US GAAP was approximately NT$339 million (US$10 million) and the resulting net income for the year ended December 31, 2006 under US GAAP was approximately NT$1,253 million (US$38 million). For more information, see Notes 26 and 27j to our audited consolidated financial statements.

Taxation

ChipMOS Taiwan was granted a Republic of China income tax exemption for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increases in 1998, 1999 and 2000. The tax exemption relating to the expansion of production capacity in 1998 and 1999 expired on December 31, 2002. The tax exemption relating to the expansion of production capacity in 2000 expired on December 31, 2005 and 2008, and has resulted in tax savings for ChipMOS Taiwan of approximately NT$198 million in 2004, approximately NT$158 million in 2005 and approximately NT$235 million (US$7 million) in 2006.

ChipMOS Taiwan is also entitled to other tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 30% for certain research and development and employee training expenses (and, if the amount of expenditure exceeds the average amount of expenditure for the preceding two years, 50% of the excess amount may be credited against tax payable) and from 5% to 7% for certain investments in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of that year’s income tax liability. In 2004, 2005 and 2006, tax credits resulted in tax savings for ChipMOS Taiwan of approximately NT$455 million, NT$135 million and NT$295 million (US$9 million), respectively.

ThaiLin was granted a ROC income tax exemption for a period of five years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increase in 2002, which will expire on December 31, 2009. It has resulted in tax savings for ThaiLin of nil in 2004, approximately NT$39 million in 2005 and approximately NT$30 million (US$921 thousand) in 2006.

ThaiLin is also entitled to other tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 5% to 7% for certain investment in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of such year’s income tax liability. In 2004, 2005 and 2006, tax credits resulted in tax savings for ThaiLin of approximately NT$20 million, approximately NT$84 million and approximately NT$101 million (US$3 million), respectively.

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

The ROC government enacted the ROC Alternative Minimum Tax Act (“AMT Act”) which became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 10%. However, the AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT. The effects of the AMT on the tax expenses of ChipMOS Taiwan and ThaiLin in 2006 were not significant.

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

Directors and Senior Management

Our board of directors currently comprises nine directors, seven of whom were elected by our shareholders and two of whom were appointed by directors to fill vacancies on our board. The number of directors, which must not be less than three nor greater than nine according to our bye-laws, is set by our directors but so long as a quorum of directors remains in office, casual vacancies on the board may be filled by the board. The quorum for a meeting of the directors is set by the board and otherwise is two in number. The chairman of the board is appointed from among the members of the board.

There is no requirement under Bermuda law that a director be a shareholder.

The following table sets out the names of our directors and executive officers, their positions with our company and their ages as of December 31, 2006. The business address for our directors and executive officers is 11F, No. 3, Lane 91, Dongmei Road, Hsinchu, Taiwan, Republic of China.

Name	Age	Position	Term Expires
Shih-Jye Cheng	49	Chairman and Director/Chief Executive Officer	2008
Antonio R. Alvarez	51	Independent Director	2008
Rong Hsu	57	Independent Director	2008
Hsing-Ti Tuan	63	Director	2009
Yeong-Her Wang	51	Independent Director	2009
Shou-Kang Chen	46	Chief Financial Officer and Director	2009
Pierre Laflamme	61	Deputy Chairman and Independent Director	2007
Chao-Jung Tsai	53	Director	2007
Takaki Yamada	57	Independent Director	2007	(1)
Adam Hsien	48	Acting President of ChipMOS Shanghai	—
Lafair Cho	45	President of ThaiLin	—
Robert Shen	57	President of ChipMOS USA	—
Jessie Lin	42	Vice President, Quality, Reliability & Assurance Center	—
Joyce Chang	46	Vice President, LCDD Production Group	—
Ricky Liu	45	Vice President, Wafer Bump and Wafer Fab Task Business Unit	—
Michael Lee	42	Vice President, Wafer Sort Business Unit	—
Ivan Hsu	41	Vice President, Memory Production Group	—
Robert Tsai	48	Vice President, Information Technology Management	—
F.J. Tsai	49	Vice President, Business Operation Management Center	—
Jesse Huang	41	Vice President, Assembly Production Group

(1)	Mr. Takaki Yamada was appointed on July 10, 2006 to fill the vacancy resulting from the death of Mr. Tadao Higashi on June 12, 2006.

Shih-Jye Cheng has served as one of our directors and chief executive officer since our inception. He was our deputy chairman from our inception to May 2004 and became our chairman in May 2004. He has also served as a director and president of ChipMOS Taiwan since 1997, the chairman of ChipMOS Taiwan since June 2003, the chairman of ThaiLin since 2002 and a director of Syntax-Brillian Corporation since November 2005. He was the chairman of ChipMOS Shanghai from 2002 to June 2005, the chairman of Chantek from 2002 to November 2005, the chairman of ChipMOS Logic from January 2004 to November 2005, the chairman of Advanced Micro Chip Technology Co., Ltd. from 2003 to April 2004 and a director of Ultima Electronics Corp. from 2000 to June 2003. He was a division head of the back-end operation of Mosel from 1992 to 1997. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University. Mr. Cheng is currently under indictment of the Taipei District Prosecutor’s Office for matters relating to the purchase by ChipMOS Taiwan and ThaiLin of certain repurchase notes in 2004. For more information, please see “Item 3 — Key Information Risk Factors — Risks Relating to Our Business — The ongoing criminal investigation involving Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline.”

Antonio R. Alvarez has served as one of our directors since July 2005. Mr. Alvarez has been the president and chief executive officer, and a director of Leadis Technology Inc. since November 2005. He was senior vice president and general manager of the memory products division of Cypress Semiconductor Corporation from 1998 to July 2005, and senior vice-president of research and development from 1991 to 2001. He holds master’s and bachelor’s degrees in electrical engineering from Georgia Institute of Technology, where he is a member of the advisory board of the Electrical Engineering Department. He is a member of the Institute for Electrical and Electronic Engineers.

Rong Hsu has served as one of our directors since July 2005. Mr. Hsu has been the vice president of Spatial Photonics Inc. since May 2006. He was a founder of eLCOS Microdisplay Technology Group where he was the president from April 2001 to December 2005, senior director of operations at Aurora Systems Co. from 1999 to March 2001, director of manufacturing for micro-display systems and testing at S-Vision Co. from 1996 to 1999, manager of manufacturing at nCHIP Co. from 1991 to 1996, research engineer at Lawrence Livermore National Laboratory from 1988 to 1991 and senior engineer at Intel Corporation from 1982 to 1988. He has a doctorate degree in material engineering from the University of Maryland, a master’s degree in material science from Brown University and a bachelor’s degree in mechanical engineering from National Taiwan University. He is a founding member and senior advisor of the Chinese American Semiconductor Professional Association.

Hsing-Ti Tuan has served as one of our directors since August 2000. Mr. Tuan currently is the executive vice president and the deputy chairman of ProMOS Technologies Inc. Mr. Tuan has served as a director of ProMOS since 1997. He has been the president of Mosel Vitelic Corp., USA since 1994. He was the acting president of Mosel from November 2004 to December 2005 and previously served as the executive vice president of their research and development division. He was also the vice president of Mosel from 1992 to 1996. Mr. Tuan also serves as a director of Mosel and SyncMOS Technology International. Mr. Tuan holds a master’s degree in electrical engineering from Utah State University and a bachelor’s degree in electrical engineering from National Cheng Kung University in Taiwan.

Yeong-Her Wang has served as one of our directors since July 2004. He has been a professor in the Department of Electrical Engineering of National Cheng Kung University since 1992. He was also an associate dean of the College of Engineering between 1999 and 2003, chairman of the Department of Electrical Engineering between 1996 and 1999, associate director of the Department of Electrical Engineering between 1993 and 1996 and director of the Electrical Factory, College of Engineering of National Cheng Kung University between 1995 and 1996. Mr. Wang holds Ph.D., master’s and bachelor’s degrees from National Cheng Kung University in Taiwan.

Shou-Kang Chen has served as one of our directors since June 2005. He has served as our chief financial officer, investor relations officer and head of the finance division of ChipMOS Taiwan since 2002. He was the head of our strategy development department from 2000 to 2001. He was the department head of the quality lab of ChipMOS Taiwan from 1998 to 2000. Mr. Chen holds a bachelor’s degree in mining and petroleum engineering and a master of science degree and a Ph.D. degree from the graduate school of mining, metallurgy and material science of National Cheng Kung University in Taiwan.

Pierre Laflamme has served as one of our directors since February 2001, and as our deputy chairman since June 2005. Since July 2003, he has been engaged in international consultancy works and also participated in developing new residential housing concepts and projects. Since April 2007, he is a member of the board of Capital BLF Inc., a Capital Pool Company in Canada. He was the president and chief operating officer of SGF Tech Inc. from January 2000 to July 2003. Before that, he was the vice president of high technology investments of Société Génerale de Financement du Québec from 1997 to 2000. He was the senior vice president of Solidarity Fund from 1996 to 1997 and a deputy minister of the Quebec Prime Minister’s Department from 1994 to 1996. Mr. Laflamme holds a bachelor’s degree in Architecture from Université de Montréal.

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

Takaki Yamada was appointed by our board of directors on July 10, 2006 to fill the vacancy resulting from the death of Mr. Tadao Higashi. Mr. Yamada is currently the president of OKI Semiconductor Manufacturing Company and assistant operation officer of OKI Semiconductor Group. He joined OKI Semiconductor Group after graduating from Tokyo Keizai University in Japan, where he received a bachelor’s degree in business administration. He was also the vice president of OKI Semiconductor Manufacturing Company from April 2004 to March 2006.

Adam Hsien has served as the acting president of ChipMOS Shanghai since September 2006 and vice president since July 2006. He was executive vice president of Camtech Optronics Inc. from 2004 to 2006 and the director of the bumping operation division of He Jian Technology Inc. in Suzhou from 2003 to 2004. Mr. Hsien received a bachelor’s degree in electrical engineering from Feng Chia University in Taiwan.

Lafair Cho has served as ThaiLin’s president since December 1, 2003 and a director since December 30, 2002. He was vice president of ThaiLin from February 1, 2003 to November 30, 2003. He has also served as vice president of the memory production group of ChipMOS Taiwan from July 2003 to August 2004 and as a director of ChipMOS Taiwan since October 2003. He served as a deputy assistant vice president of the IC testing division of ChipMOS Taiwan from April 2000 to December 2001 and as an assistant vice president of the IC testing division of ChipMOS Taiwan from January 2002 to January 2003. He served as manager of production material control of Mosel from 1993 to 1997. He holds a master’s degree in industrial management from National Cheng Kung University in Taiwan.

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

Jessie Lin has served as ChipMOS Taiwan’s vice president of quality, reliability and assurance center since June 2004. She was assistant vice president of ChipMOS Taiwan from 2002 to 2004 and deputy assistant vice president of ChipMOS Taiwan from 2000 to 2002. Ms. Lin received a master’s degree in industrial engineering from Chung Yuan Christian University in Taiwan.

Joyce Chang has served as ChipMOS Taiwan’s vice president of LCD Driver production group since June 2004. She was assistant vice president of ChipMOS Taiwan from 2002 to 2004 and manager of ChipMOS Taiwan from 2000 to 2002. Ms. Chang received a bachelor’s degree from Chung Yuan Christian University in Taiwan.

Ricky Liu has served as ChipMOS Taiwan’s vice president of wafer bump and wafer fab task business unit since June 2004. He was executive vice president of Advanced Micro Chip Technology Co., Ltd. from 2003 to 2004 and director of the foundry division of Nanya Technology Corp. from 2001 to 2003. Mr. Liu received a bachelor’s degree from National Cheng Kung University in Taiwan.

Michael Lee has served as ChipMOS Taiwan’s vice president of wafer sort business unit since June 2004. He was assistant vice president of ChipMOS Taiwan from 2003 to 2004 and assistant vice president of King Yuan ELECTRONIC CO., LTD. from 2000 to 2003. Mr. Lee received a master’s degree from National Chiao Tung University in Taiwan.

Ivan Hsu has served as ChipMOS Taiwan’s vice president of memory production group since December 2004. He was ChipMOS Taiwan’s assistant vice president from 2003 to 2004 and deputy assistant vice president from 2002 to 2003. Mr. Hsu received a bachelor’s degree from Feng Chia University in Taiwan.

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

Jesse Huang has served as ChipMOS Taiwan’s vice president of assembly production group since April 2007. He was the assistant vice president of assembly engineering division formerly. He received a bachelor’s degree in Physics from Soochow University in Taiwan.

Board Practice and Terms of Directorship

Our board of directors consists of three classes of directors. The first class of directors, consisting of Shih-Jye Cheng, Antonio R. Alvarez and Rong Hsu, is up for re-election at the annual general meeting in 2008 and then every third annual general meeting thereafter. The second class, consisting of Hsing-Ti Tuan, Yeong-Her Wang and Shou-Kang Chen, is up for re-election at the annual general meeting in 2009 and then every third annual general meeting thereafter. The third class, consisting of Pierre Laflamme, Chao-Jung Tsai and Takaki Yamada, is up for re-election at the annual general meeting in 2007 and then every third annual general meeting thereafter.

Any director vacates his or her office if he or she:

•	is prohibited by law from being a director or ceases to be a director by virtue of the Companies Act 1981 (as amended) of Bermuda;

•	resigns from his or her office;

•	becomes bankrupt under the laws of any country or compounds with his or her creditors;

•	becomes of unsound mind or a patient for the purpose of any statute or applicable law relating to mental health and the board resolves that his or her office is vacated; or

•	is removed by a resolution passed by our shareholders at a special general meeting called for that purpose.

Share Ownership

As of December 31, 2006, none of our directors or executive officers held, for his or her own account, 1% or more of our outstanding common shares.

Compensation and Compensation Committee

The aggregate compensation paid in 2006 to our directors and our executive officers, including cash and share bonuses, was approximately NT$119 million (US$4 million). In 2006, we granted options to purchase 560,000 of our common shares to our directors and executive officers as set forth in the table below. These options will vest over a period of four to five years, with an equal proportion vesting on each of August 31, 2006, 2007, 2008, 2009 and 2010.

Number of shares issuable upon exercise of options	Expiration date	Exercise price	Consideration paid for options granted
560,000	August 31, 2012	US$5.1425	None

We did not set aside any money for pension, retirement or similar benefits for our directors in 2006.

We do not provide our directors with any benefits upon termination of employment.

Our compensation committee currently consists of Antonio R. Alvarez, Pierre Laflamme and Yeong-Her Wang. This committee reviews and recommends to our board of directors the compensation of all our directors and officers on at least an annual basis.

Audit Committee

Under our audit committee charter adopted on February 28, 2001 and amended on May 14, 2004 and December 21, 2004, our audit committee:

•

is directly responsible for the appointment, compensation, retention and oversight of the work of our external auditors or any other public accounting firm engaged for the purpose of preparing or issuing an audit report or to perform audit, review or attestation services;

•	oversees our accounting principles and policies, financial reporting and internal control over financial reporting, internal audit controls and procedures, financial statements and independent audits;

•

meets with management, our external auditors and, if appropriate, the head of the auditing department to discuss audited financial statements, audit reports or other communications, including, without limitation, any audit problems or difficulties relating to our financial statements, any major issues regarding accounting principles and the adequacy of our internal control over financial reporting;

•	pre-approves, or adopts appropriate procedures to pre-approve all audit and non-audit services, if any, provided to us by our external auditors;

•

establishes our internal complaints procedure for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission thereof by our employees;

•	evaluates the independence of and discuss with management the timing and process for implementing the rotation of the audit partners of the outside auditors; and

•	reviews and approves all our related party transactions.

The audit committee currently consists of Pierre Laflamme, Rong Hsu and Yeong-Her Wang all of whom are independent directors according to Nasdaq Marketplace Rules requirements. We do not have an audit committee financial expert serving on our audit committee.

Nominations Committee

Under our nominations committee charter adopted on August 26, 2005, our nominations committee:

•

identifies individuals qualified to become members of the board of directors, selects or recommends nominees to the board of directors and, in the case of a vacancy of a director, recommends to the board of directors an individual to fill such vacancy;

•	develops and recommends to the board of directors standards to be applied in making determinations as to the absence of material relationships between us and a director;

•	identifies members of the board of directors qualified to fill vacancies on any committee thereof and recommends the appointment of the identified member(s) to the respective committee;

•	assists our management in the preparation of the disclosure in our annual proxy statement regarding the operations of the nominations committee; and

•

performs any other duties or responsibilities expressly delegated to the nominations committee by the board of directors from time to time relating to the nomination of members of the board of directors and any committee thereof.

Yeong-Her Wang, Rong Hsu and Pierre Laflamme are currently the members of our nominations committee.

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

On June 23, 2005, the special investigation committee presented its final report to our Board of Directors. The special investigation committee concluded that the review conducted by Ernst & Young and Baker & McKenzie did not reveal previously unknown information regarding losses suffered by ChipMOS Bermuda, other than a potential liability relating to a credit facility entered into with Trident (Asia) Investments Limited (“Trident”) and HSH Nordbank AG, Hong Kong Branch (“Nordbank”). The special investigation committee noted that total losses from transactions reviewed by it in the amount of NT$454 million (US$14 million), relating to impairment losses and realized losses of certain investments, were reflected in our 2002, 2003 and 2004 financial statements, and a potential decline in the value of our investment in respect of Ultima Technology Corp. (BVI). In 2005, we recognized an impairment loss of US$188 million (US$6 million) as a result of the decline in the value of our investment to Ultima Technology Corp. (BVI). See Note 7 to our audited consolidated financial statements contained in this Annual Report on Form 20-F and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Other Related Party Transactions.” The special investigation committee did not make any factual findings as to the business purpose of the transactions reviewed or as to persons at the Company responsible for such transactions. On August 26, 2005, our board dissolved the special investigation committee.

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

As of December 31, 2006, we have taken the following measures to implement the recommendations of the Special Investigation Committee:

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

On June 28, 2006, the special committee issued its report, including its findings and recommendations. Based upon the results of its investigation, it found that (1) Mr. Shih-Jye Cheng has declared himself not guilty of the charges described in the indictment, (2) Baker & McKenzie, after reviewing the indictment and the prosecutor’s exhibits, have found that the evidence produced by the prosecutor seems to be inadequate and that there is a low probability of the charges in the indictment being founded, (3) the financial advisor to the special committee have found that we suffered no loss (not taking into account exchange rate factors) and that all monies (capital and interest) were remitted back to our subsidiaries involved, (4) we have suffered no identifiable harm to our reputation or our business and (5) Mr. Cheng has not been impaired by the indictment to perform as our chairman and chief executive officer. The special committee recommended that our board maintains Mr. Cheng as our chairman and chief executive officer with full responsibilities and our board unanimously (with Mr. Shih-Jye Cheng having recused himself) resolved to accept and adopt the special committee’s recommendation with regard to Mr. Shih-Jye Cheng.

Our board of directors also resolved to continue the role of the special committee, for the duration of the ongoing criminal proceeding involving Mr. Shih-Jye Cheng to actively monitor any developments of the criminal investigation and take or recommend any appropriate action in light of such developments.

During its engagement by the special committee, Diwan, Ernst & Young identified certain internal control weaknesses that existed during the relevant period of the special committee’s investigation within ChipMOS Taiwan, ThaiLin and ChipMOS Logic (which was merged into ThaiLin on December 1, 2005). These weaknesses were in areas related to segregation of duties and of corporate governance on investment authorizations, insufficiency of training for financial personnel in respect of derivative transactions, and non-compliance with the applicable ROC regulations. These identified internal control weakness have either been addressed previously or are in the process of being remedied by our company and our subsidiaries.

In light of the identification of these internal control weaknesses, the special committee recommended that the audit committee of the board of directors lead a special task force and report to the board of the directors as to the effectiveness of the implementation of internal control over financial reporting, with an aim to enhance our company’s financial personnel’s knowledge of derivative transactions. The board of directors unanimously resolved to accept and adopt the special committee’s recommendation in this regard.

In August 2006, we engaged Diwan, Ernst & Young to design certain employee training sessions regarding derivative transactions and the applicable accounting treatment for these transactions.

See “Item 3 — Key Information — Risk Factors — The ongoing criminal investigation involving Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline.”

Employees

The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the functions indicated:

	As of December 31,			As of March 31
Function	2004	2005	2006	2007
General operations	2,569	2,632	3,312	3,291
Quality control	405	387	460	461
Engineering	1,130	1,125	1,447	1,466
Research and development	188	224	253	273
Sales, administration and finance	222	202	218	239
Others	411	335	391	405

Total	4,925	4,905	6,081	6,135

The following table sets forth, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,			As of March 31
Location	2004	2005	2006	2007
ChipMOS H.K. Taiwan Branch (Hsinchu)	—	13	14	14
ThaiLin (Hsinchu Industrial Park)	467	516	783	776
ThaiLin (Chupei City)	279	236	—	—
ChipMOS Taiwan Hsinchu Production Group	1,806	1,484	1,870	1,916
ChipMOS Taiwan Southern Taiwan Production Group	1,838	2,103	2,757	2,713
Shanghai	527	545	649	708
Japan and the United States	8	8	8	8

Total	4,925	4,905	6,081	6,135

Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees and believe that our relationship with our employees is good.

Share Option Plan and Share Appreciation Rights Plan

We adopted a broad-based share option plan in 2001, which was amended at a special general meeting on March 19, 2004 to increase the number of shares available for issuance under the share option plan from 5,800,000 to 9,000,000. In August 2006, we adopted a second broad-based share option plan, which has 7,000,000 shares available for issuance. Each share option plan provides that our directors, officers, employees and those of our affiliates may, at the discretion of our board of directors or a committee, be granted options to purchase our shares at an exercise price of no less than the par value of our common shares. The board or the committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the exercise price of all options granted, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding, up to a maximum term of ten years.

In 2004, we granted a total of 2,809,800 share options to our employees, 309,983 share options were cancelled and 1,020,504 share options were exercised. In 2005, we did not grant any share options to our employees. In 2005, 312,750 share options were cancelled and 441,094 share options were exercised. In 2006, we granted 2,170,510 share options, with an exercise price of US$5.1425, US$5.2190, US$5.1, US$4.811 and US$5.7205 per share. In 2006, 319,200 share options were cancelled and 1,322,143 share options were exercised. The table below sets forth information about the share options outstanding as of December 31, 2006.

Date of grant	Exercise Price		Number outstanding as of December 31, 2006	Number of Options	Exercisable on or after
April 3, 2002	US$	4.0375	870,450	131,225 358,621 380,604	April 3, 2004 April 3, 2005 April 3, 2006

June 13, 2003		0.7650	1,060,050	258,999 312,463 488,588	December 13, 2004 December 13, 2005 December 13, 2006

October 1, 2003		1.7425	502,001	71,001 92,000 160,750 178,250	October 1, 2004 October 1, 2005 October 1, 2006 October 1, 2007

November 3, 2003		1.7425	26,300	2,750 3,750 9,900 9,900	November 3, 2004 November 3, 2005 November 3, 2006 November 3, 2007

April 30, 2004		6.6300	1,035,925	249,800 256,925 264,600 264,600	April 30, 2005 April 30, 2006 April 30, 2007 April 30, 2008

August 13, 2004		3.6000	934,200	135,850 249,700 274,325 274,325	August 13, 2005 August 13, 2006 August 13, 2007 August 13, 2008

August 31, 2006		5.1425	315,000	63,000 63,000 63,000 63,000 63,000	August 31, 2006 August 31, 2007 August 31, 2008 August 31, 2009 August 31, 2010

August 31, 2006		5.1425	1,640,060	410,303 409,919 409,919 409,919	August 31, 2007 August 31, 2008 August 31, 2009 August 31, 2010

September 20, 2006		5.2190	36,000	9,000 9,000 9,000 9,000	September 20, 2007 September 20, 2008 September 20, 2009 September 20, 2010

October 20, 2006		5.1000	23,000	5,750 5,750 5,750 5,750	October 20, 2007 October 20, 2008 October 20, 2009 October 20, 2010

November 20, 2006		4.8110	69,000	17,250 17,250 17,250 17,250	November 20, 2007 November 20, 2008 November 20, 2009 November 20, 2010

December 20, 2006		5.7205	46,750	11,689 11,687 11,687 11,687	December 20, 2007 December 20, 2008 December 20, 2009 December 20, 2010

Total			6,558,736

In September 2006, we adopted a share appreciation rights plan pursuant to which we may issue up to 2,000,000 cash-settled share appreciation rights to our directors, officers, employees and those of our affiliates. Under the share appreciation rights plan, each holder of share appreciation rights issued thereunder (“SARs”) will be entitled to receive, on the applicable exercise date, cash in an amount equal to the excess of the market value of our common shares on such date over the exercise price of such rights. Our board of directors or a relevant committee thereof has complete discretion over the administration of the share appreciation rights plan, including determining the recipients of the share appreciation right awards, the number of rights awarded, the exercise date, the exercise price and other relevant terms. Unless earlier terminated by our board of directors or the relevant board committee, the plan will remain effective until September 2016. The table below sets forth information about share appreciation rights outstanding as of December 31, 2006.

Date of grant	Exercise Price		Number outstanding as of December 31, 2006	Number of SARs	Exercisable on or after
September 20, 2006	US$	5.1425	926,110	231,553 231,519 231,519 231,519	August 31, 2007 August 31, 2008 August 31, 2009 August 31, 2010

September 20, 2006	US$	5.2190	75,000	18,750 18,750 18,750 18,750	September 20, 2007 September 20, 2008 September 20, 2009 September 20, 2010

October 20, 2006	US$	5.1000	42,000	10,500 10,500 10,500 10,500	October 20, 2007 October 20, 2008 October 20, 2009 October 20, 2010

November 20, 2006	US$	4.8110	93,000	23,250 23,250 23,250 23,250	November 20, 2007 November 20, 2008 November 20, 2009 November 20, 2010

December 20, 2006	US$	5.7205	66,000	16,500 16,500 16,500 16,500	December 20, 2007 December 20, 2008 December 20, 2009 December 20, 2010

Total			1,202,110

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets out certain information as of March 31, 2007 regarding the ownership of our common shares by (1) each person known to us to be the owner of more than five percent of our common shares and (2) the total amount owned by our directors and executive officers as a group.

Identity of person or group	Number of shares owned	Percent Owned
Mosel Vitelic Inc.(1)(2)	19,203,009	23.2
Siliconware Precision Industries Co., Ltd(3).	12,174,998	14.7
Highbridge International LLC(4)	11,253,196	13.6
Directors and executive officers, as a group(5)	1,062,958	1.3

(1)	Mosel owned 18,971,318 shares indirectly through Giant Haven Investments Limited, and 231,691 shares indirectly through Mou-Fu Investment Ltd. Mosel Vitelic Inc. is a public company listed on the Taiwan Stock Exchange whose largest known shareholder owned less than 4.3% of Mosel’s outstanding shares as of April 20, 2007.

(2)	Excludes shares owned by PacMOS Technologies Holdings Limited, or PacMOS, that may be beneficially owned by Mosel.
(3)	Siliconware Precision Industries Co., Ltd. owned 12,174,998 common shares as of April 4, 2007, according to the Schedule 13D filed by Siliconware Precision Industries Co., Ltd. on April 4, 2007. See “Item 4. Information on the Company—Our Structure and History—ChipMOS TECHNOLOGIES INC.”
(4)	Highbridge International LLC beneficially owned our 2004 notes and 2006 notes, which are convertible into an aggregate of 11,253,196 of our common shares at a conversion price of US$6.28 and US$6.85, respectively, as of February 13, 2007, according to the Schedule 13G/A filed by Highbridge International LLC, Highbridge Capital Corporation, Highbridge Capital L.P., Highbridge Master L.P., Highbridge GP, Ltd., Highbridge GP, LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca on February 13, 2007. As of April 30, 2007, none of the 2004 notes and 2006 notes beneficially owned by Highbridge International LLC had been converted into our common shares.
(5)	Excludes Mosel’s beneficial ownership of our common shares which may be considered to be beneficially held by some of our directors or officers. Includes shares held by certain family members of certain directors.

As of December 31, 2006, approximately 68% of our common shares were held of record by shareholders located in the United States. All holders of our common shares have the same voting rights with respect to their shares.

Related Party Transactions

Mosel Vitelic Inc.

As of March 31, 2007, Mosel indirectly owned 23.2% of our outstanding common shares. Mosel designs and manufactures semiconductor products, including SRAM, flash memory, LCD and other flat-panel display driver semiconductors and power-related semiconductors. In the period from July to December 2003, Mosel transferred all of its DRAM business to its affiliate ProMOS. Mosel is also engaged in the semiconductor testing and assembly business through its shareholding in our company. Although Mosel was our second-largest customer in 2003, accounting for 19% of our net revenue in 2003, it ceased to be a key customer of ours following the transfer of its DRAM business to ProMOS, with sales to Mosel accounting for 0.1% of our net revenue in 2004. Mosel and its affiliates currently have, and are expected to continue to have from time to time in the future, contractual and other business relationships with us. Our relationships include the following:

•

Rental revenue from Mosel was NT$5 million, NT$5 million and NT$2 million (US$61 thousand) in 2004, 2005 and 2006, respectively. The rental fees paid by us to Mosel amounted to NT$2 million, NT$593 thousand and nil in 2004, 2005 and 2006, respectively.

•

In 2004, 2005 and 2006, we purchased integrated circuits for our module business and for resale to other customers from Mosel in an aggregate amount of NT$637 million, NT$12 million and nil, respectively.

•	In 2004, 2005 and 2006, we paid NT$2 million, nil and nil, respectively, annual administrative fees to Mosel for the provision of certain administrative services.

Siliconware Precision Industries Co., Ltd.

As of December 31, 2006, Siliconware Precision owned 28.8% of the outstanding shares of ChipMOS Taiwan. On March 27, 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed to 12,174,998 of our newly issued common shares through a private placement. As of March 31, 2007, we held 99.1% of the outstanding common shares of ChipMOS Taiwan and Siliconware Precision held 14.7% of our outstanding common shares. Siliconware Precision is an independent provider of semiconductor testing and packaging services. Siliconware Precision currently has, and is expected to continue to have from time to time in the future, contractual and other business relationships with us. From time to time, Siliconware Precision provides assembly services to us. Often, Siliconware Precision renders these assembly services directly to our customers through customer referrals from us. On January 1, 2001, ChipMOS Taiwan entered into a subcontracting agreement for a term of two years with Siliconware Precision, pursuant to which Siliconware Precision is obligated to provide assembly services to us. This agreement was extended for another two years from January 2004 to December 2005. Every month, ChipMOS Taiwan is required to provide Siliconware Precision with a rolling forecast of requested services for the following three months. The prices of these services are to be agreed upon from time to time taking into account the cost of the packaging raw materials. In 2006, we did not outsource to Siliconware Precision any sales.

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

Ultima Electronics Corp.

ChipMOS Taiwan is no longer a shareholder of Ultima, having disposed all of its interest in Ultima in December 2004. We provide mostly vertically integrated services and some independent testing and assembly services to Ultima. Sales to Ultima accounted for 3% of our net revenue in 2004, nil% in 2005 and nil% in 2006. In 2003, ChipMOS Taiwan acted as a guarantor and provided collateral for a loan in the amount of NT$600 million extended to Ultima by two Taiwan financial institutions, but as of December 31, 2006, ChipMOS Taiwan no longer acted as a guarantor for Ultima.

On December 22, 2003, ChipMOS Taiwan entered into a share purchase agreement with Caspian Worldwide Holdings Limited (BVI), or Caspian, a wholly-owned subsidiary of Ultima, for the acquisition of 30.0% of the shares of Ultima Technology Corp. (BVI), a wholly-owned subsidiary of Caspian, for a purchase price of approximately US$11 million. ChipMOS Taiwan provided Caspian with a performance bond in the amount of NT$290 million, which was returned to ChipMOS Taiwan on May 6, 2004. The investment was approved by the Investment Commission on April 19, 2004 and was made by ChipMOS Taiwan in May 2004. In 2005 and 2006, we recognized an impairment loss of NT$188 million and NT$58 million (US$2 million), respectively, as a result of the decline in the value of our investment in Ultima Technology Corp. (BVI).

For additional information on the transactions with Ultima, see “Item 5. Operating and Financial Review and Prospects—Pricing—Revenue Recognition” and “Item 6. Directors, Senior Management and Employees—Special Investigation Committee.”

DenMOS Technology Inc.

We do not own any equity interest in DenMOS. As of March 31, 2007, Mosel directly owned 44.2% of common shares of DenMOS. Sales to DenMOS were NT$567 million, NT$271 million and NT$125 million (US$4 million) in 2004, 2005 and 2006, respectively. We provided storage services to DenMOS in 2004 and 2005. Rental revenue from DenMOS for these storage services was NT$455 thousand, NT$30 thousand and nil in 2004, 2005 and 2006, respectively.

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

SyncMOS Technologies Inc.

We do not own any equity interest in SyncMOS. As of March 31, 2007, Mosel indirectly owned 41.5% of SyncMOS Technologies Inc. We provided storage services to SyncMOS Technologies Inc. and rental revenue from SyncMOS Technologies Inc. was NT$1,126 thousand, NT$1,382 thousand and NT$1,864 thousand (US$57 thousand) in 2004, 2005 and 2006, respectively.

Best Home Corp. Ltd.

As of March 31, 2007, ChipMOS Taiwan had a 19.9% ownership interest in Best Home. Best Home is engaged in the business of selling office supplies and providing cafeteria services. On October 11, 2002, ChipMOS Taiwan entered into a cafeteria construction and cooperation agreement with Best Home, under which Best Home is obligated to construct a cafeteria and provide cafeteria services for ChipMOS Taiwan and ChipMOS Taiwan is obligated to prepay Best Home an aggregate of NT$216 million. On December 17, 2003, ChipMOS Taiwan entered into a credit assignment agreement with Prudent Holdings Group Ltd., or Prudent, a 4% shareholder of ours, under which ChipMOS Taiwan assigned its right to the repayment of NT$216 million from Best Home under the cafeteria construction and cooperation agreement for Prudent and Prudent agreed to pay NT$216 million back to ChipMOS Taiwan by June 30, 2004. On June 25, 2004, a supplementary agreement was signed with Prudent whereby the payment date was extended to September 30, 2004 and on September 24, 2004, another supplementary agreement was signed with Prudent for the extension of the payment date to December 30, 2004. Prudent also entered into a pledge agreement on September 30, 2004 whereby the advance of NT$216 million was secured by Prudent’s shareholding in ChipMOS Bermuda to the extent of 2,360,000 common shares in favor of ChipMOS Taiwan. ChipMOS Taiwan received payment in full from Prudent on November 19, 2004.

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

On April 20, 2004, ChipMOS Hong Kong and ChipMOS Shanghai entered into an exclusive services agreement, pursuant to which ChipMOS Shanghai will provide its services exclusively to ChipMOS Hong Kong or customers designated by ChipMOS Hong Kong. Under the exclusive services agreement, ChipMOS Hong Kong will purchase and consign to ChipMOS Shanghai all of the equipment required to render those services. The exclusive services agreement has a term of ten years and will automatically be renewed for periods of ten years, unless terminated by either party at least 30 days prior to the expiration of such ten-year term. In addition, ChipMOS Hong Kong may terminate the exclusive services agreement at any time by giving 30 days’ prior notice.

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

ThaiLin Semiconductor Corp.

ChipMOS Taiwan leased equipment and transferred certain technology to ThaiLin pursuant to certain agreements between ThaiLin and ChipMOS Taiwan. The rents paid by ThaiLin to ChipMOS Taiwan amounted to an aggregate of approximately NT$8 million in 2003. In 2003, ThaiLin purchased certain equipment from ChipMOS Taiwan for approximately NT$245 million, and sold certain equipment to ChipMOS Taiwan for approximately NT$105 million.

ThaiLin has been our consolidated subsidiary since December 2003. On December 1, 2005, ChipMOS Logic merged into ThaiLin, with ThaiLin as the surviving entity. See, “Item 4. Information on the Company— Our Structure and History—ThaiLin Semiconductor Corporation.”

ProMOS Technologies Inc.

As of March 31, 2007, ChipMOS Taiwan owned 4,201,231 shares, or 0.06% of ProMOS, and ThaiLin owned 3,600,000 shares, or 0.05% of ProMOS. As of March 31, 2007, Mosel directly and indirectly owned 13.4% of ProMOS. Following the transfer of Mosel’s DRAM business to ProMOS in 2003, sales to ProMOS accounted for 28% of our net revenue in 2004, 28% of our net revenue in 2005 and 27% of our net revenue in 2006.

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

In 2004, ChipMOS Taiwan purchased certain equipment from ProMOS for approximately NT$46 million. Rental revenue from ProMOS in 2004, 2005 and 2006 was NT$14 million, NT$9 million and NT$9 million (US$276 thousand), respectively.

Sun-Fund Securities Ltd.

As of March 31, 2007, ChipMOS Taiwan held a 16.7% equity interest in Sun-Fund. In 2003, we paid Sun-Fund NT$3 million for shareholders’ and related service fees. On August 30, 2004, the board of Sun-Fund resolved to liquidate Sun-Fund; however, this proposal was rejected by shareholders of Sun-Fund at shareholders meetings on September 30, 2004 and December 31, 2004.

Mou-Fu Investment Ltd.

As of March 31, 2007, Mosel held directly a 99.9% equity interest in Mou-Fu. In 2004, 2005 and 2006, we paid Mou-Fu NT$4 million, NT$3 million and NT$3 million (US$92 thousand), respectively, for the provision of shareholders’ services. In 2004, 2005 and 2006, we paid Mou-Fu NT$2 million, NT$4 million and NT$2 million (US$61 thousand) for management expenses, respectively.

Item 8.	Financial Information

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-67.

Legal Proceedings

In 2003, we had a tax dispute with the ROC tax authority in the amount of NT$31 million relating to our income tax in 2000. We submitted our objections to this assessment to the relevant tax authority in March 2004 and we received a request from the ROC tax authority in April 2006 to make the payment of approximately NT$2 million (US$61 thousand), which we paid in May 2006.

In February 2006, ChipMOS Taiwan and ChipMOS USA received notice of a lawsuit filed by Tessera Technologies, Inc., or Tessera, in the United States Federal Court, Northern District of California (Civil Action No. C05-04063CW). Tessera added ChipMOS Taiwan and ChipMOS USA as co-defendants, along with several other semiconductor companies, to a lawsuit that it previously filed, alleging, among other things, that ChipMOS Taiwan, ChipMOS USA and the other defendants infringe certain patents owned by Tessera and that ChipMOS Taiwan is in breach of a license agreement with Tessera. Tessera also sought unspecified damages and injunctive relief. ChipMOS Taiwan and ChipMOS USA have responded to the lawsuit by denying and asserting affirmative defenses to Tessera’s claims of patent infringement and breach of contract, and have filed counterclaims against Tessera seeking a declaration by the Court that ChipMOS Taiwan and ChipMOS USA have not infringed any of Tessera’s patents and that Tessera’s patents are invalid and unenforceable. In addition, a co-defendant in the lawsuit, with concurrence of ChipMOS

Taiwan and ChipMOS USA, requested the United States Patent and Trademark Office to reexamine each of Tessera’s patents that are at issue in the lawsuit. Such requests were granted and each of Tessera’s patents at issue in the lawsuit are currently being reexamined by the United States Patent and Trademark Office. A date for the trial has not yet been set.

In April 2006, ChipMOS Bermuda and ChipMOS Hong Kong received an Amended Writ of Summons and Statement of Claim from Pacific Electric, alleging that certain properties held in trust for Pacific Electric were improperly used to secure a HK$150 million credit facility that ChipMOS Bermuda, ChipMOS Hong Kong and Trident entered into with Nordbank in January 2003 without Pacific Electric’s consent, and that Nordbank’s security interests in such properties are therefore null and void or otherwise unenforceable. ChipMOS Hong Kong borrowed funds under the Nordbank facility in 2003 and repaid them in 2004, and ChipMOS Bermuda has never borrowed under the facility. According to information provided by Trident, the credit facility was fully paid in November 2006 and there is no outstanding loan balance.

Other than the matters described above, we were not involved in any material litigation in 2006 and are not currently involved in any material litigation.

For certain information regarding legal proceedings relating to certain of our current and former directors, see “Item 3 — Key Information — Risk Factors — Risks Relating to Our Relationship with Mosel — The ongoing criminal investigations and trial involving Mr. Hung-Chiu Hu, Mr. Robert Ma Kam Fook and Mr. Jwo-Yi Miao, our former directors, could have a material adverse effect on our business and cause our stock price to decline” and “Item 3 — Key Information — Risk Factors — The ongoing criminal investigation involving Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline.”

Dividend Policy

To date, we have not distributed any dividends. We currently intend to retain future earnings, if any, to finance the expansion of our business and thus do not expect to pay any cash dividends for the foreseeable future. In addition, we have no current plans to pay stock dividends. ChipMOS Taiwan, our 99.1% subsidiary, and its subsidiaries and affiliates may continue to issue stock or cash dividends in accordance with local practice in Taiwan.

Item 9.	The Offer and Listing

Listing

Nasdaq Global Select Market is the principal trading market for our common shares, which are not listed or quoted on any other markets in or outside the United States. Our common shares have been quoted on the Nasdaq Global Market (formerly the Nasdaq National Market) under the symbol “IMOS” since June 19, 2001 and our common shares have been quoted on the Nasdaq Global Select Market since July 1, 2006. The CUSIP number for our common shares is “G2110R106.” As of March 31, 2007, there were 82,802,463 common shares issued and outstanding. The table below sets forth, for the periods indicated, the high, low and average closing prices on the Nasdaq Global Market or the Nasdaq Global Select Market for our common shares.

	Nasdaq(1) Price per share (US$)
	Average	High	Low
2001 (from June 19 through December 31)	2.31	5.06	1.40
2002	3.23	5.25	1.48
2003	3.19	9.39	0.85
2004	8.24	15.00	3.60
2005	6.21	7.55	4.80
First Quarter	5.59	6.49	4.80
Second Quarter	6.52	7.25	5.82
Third Quarter	6.78	7.55	6.18
Fourth Quarter	5.92	6.75	5.42
2006	6.35	8.10	5.45
First Quarter	6.47	8.10	5.45
Second Quarter	6.86	7.37	5.87
Third Quarter	5.80	6.20	5.45
Fourth Quarter	6.03	6.85	5.54
December	6.39	6.85	5.83
2007
January	7.04	7.34	6.75
February	7.38	7.89	6.72
March	7.23	7.51	6.83
First Quarter	7.22	7.89	6.72
April	7.12	7.39	6.88
May	6.34	6.96	6.04
June (through June 6, 2007)	6.44	6.49	6.38

(1)	Trading in our common shares commenced on June 19, 2001 on the Nasdaq Global Market.

Item 10.	Additional Information

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

Preferred Shares

Currently there are no specific rights attached to the preferred shares. The specific rights of the preferred shares could include rights, preferences or privileges in priority to our common shares and the establishment of such rights or the delegation to the board of directors to establish such rights will need to be approved by our shareholders. As of March 31, 2007, no preferred shares have been issued by the Company.

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

Certain Foreign Issuer Considerations

The following discussion is based on the advice of Appleby, our Bermuda counsel.

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

Share Issuance and Transfer

We have been designated as a non-resident for exchange control purposes by the BMA, whose permission for the issuance and transfer of common shares has been obtained subject to the common shares being quoted on the Nasdaq Global Select Market.

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

Material Contracts

We have entered into the following contracts within the two years preceding the date of this Annual Report on Form 20-F that are or may be material:

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

•

A share purchase and subscription agreement, dated February 13, 2007, among our company, ChipMOS Taiwan and Siliconware Precision, under which we and ChipMOS Taiwan agreed to purchase all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision agreed to subscribe for 12,174,998 of our newly issued common shares through a private placement. The share purchase and subscription transaction closed on March 27, 2007.

•

A registration rights agreement, dated March 27, 2007, between our company and Siliconware Precision, pursuant to which Siliconware Precision agreed not to sell or otherwise transfer any of our common shares it acquired in the share purchase and acquisition for a period of nine months after March 27, 2007, and we granted to Siliconware Precision certain rights, including demand registration, “piggyback” registration and Form F-3 registration rights, to require us to register its common shares for sale under the Securities Act. The registration rights agreement was entered into in connection with share purchase and subscription transaction described above.

•

Assignment Agreement, dated April 12, 2007, between ChipMOS Bermuda and ChipMOS Taiwan, pursuant to which ChipMOS Taiwan assigned and transferred fifty percent of the title to, ownership of and interest in all of the technologies and intellecutal property it owned as of that date to ChipMOS Bermuda for a purchase price of US$6,400,000, which is expected to be paid on a date to be further determined.

Please see also “Item 7. Major Shareholders and Related Party Transactions” for summaries of contracts with certain of our related parties.

Bermuda Taxation

This summary is based on laws, regulations, treaty provisions and interpretations now in effect and available as of the date of this Annual Report on Form 20-F. The laws, regulations, treaty provisions and interpretations, however, may change at any time, and any change could be retroactive to the date of issuance of our common shares. These laws, regulations and treaty provisions are also subject to various interpretations, and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below.

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

United States Federal Income Taxation

In General

This section describes the material United States federal income tax consequences generally applicable to ownership by a U.S. holder (as defined below) of our common shares. It applies to you only if you hold your common shares as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds common shares as part of a straddle or a hedging or conversion transaction; or

•	a person whose functional currency is not the US dollar.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the common shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the common shares are readily tradable on an established securities market in the United States. We believe that our shares, which are listed on the NASDAQ, are readily tradable on an established securities market in the United States; however, there can be no assurance that our shares will continue to be readily tradable on an established securities market.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount that you realize and your tax basis in your common shares. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Interest Rate Risks

As of December 31, 2006, we had aggregate debt outstanding of NT$19,291 million (US$592 million), which was incurred for capital expenditure and general operating expenses. Of our outstanding debt as of December 31, 2006, 63.8% bears interest at variable rates. The interest rate for the majority of our variable rate debt varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debt had an annual weighted average interest rate of 3.5% as of December 31, 2006. Accordingly, we have cash flow and earnings exposure due to market interest rate changes for our variable rate debt. An increase in interest rates of 1% would increase our annual interest charge by NT$123 million (US$4 million) based on our outstanding indebtedness as of December 31, 2006.

As of December 31, 2006, ChipMOS Taiwan had no interest rate swap agreements outstanding. ChipMOS Taiwan had entered into five interest rate swap agreements during the year of 2004 and 2005. On October 4, 2005, ChipMOS Taiwan terminated the swap with a notional amount of NT$300 million, which was entered into on October 13, 2004, and entered into two interest rate swap agreements each with a notional amount of NT$100 million, which were terminated on November 8, 2005 and December 5, 2005, respectively. On November 2, 2005, ChipMOS Taiwan entered into an interest rate swap agreement with a notional amount of NT$200 million, which was terminated on November 4, 2005. On November 4, 2005, the swap with a notional amount of NT$500 million, which was entered into on July 28, 2004, was also terminated. For these swaps, the difference in interest rates is calculated quarterly and credited or charged in the current period. In 2004, 2005 and 2006, we recognized as NT$151 thousand of non-operating income, NT$11 million of non-operating expense and nil, respectively, as a result of the swaps.

Foreign Currency Exchange Rate Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the Japanese yen and the US dollar. As of December 31, 2006, 32% of our accounts receivable are denominated in US dollars and Japanese yen, and 44% of our accounts payable and payables for properties are denominated in Japanese yen and US dollars. To minimize foreign currency exchange risk, from time to time we utilize forward exchange contracts and foreign currency options to hedge our exchange rate risk on foreign currency assets or liabilities positions. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average depreciation of the NT dollar against all other relevant foreign currencies of 5% would increase our annual exchange losses by NT$133 million (US$4 million) based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2006. As of December 31, 2004, 2005 and 2006, we had no outstanding forward exchange or foreign currency option contracts. Our net gains on forward exchange contracts were NT$5 million, NT$2 million and NT$2 million (US$61 thousand) for the years ended December 31, 2004, 2005 and 2006, respectively.

See Note 24 of our audited consolidated financial statements for additional information on these derivative transactions.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15T.	Controls and Procedures

Disclosure Controls and Procedures. An evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2006.

Management’s Annual Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with ROC GAAP and the required reconciliation to US GAAP.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has determined that our internal control over financial reporting as of December 31, 2006 was effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with ROC GAAP and the required reconciliation to US GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report on Form 20-F.

Changes in Internal Control Over Financial Reporting. During 2006, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

As of March 31, 2007 there was no audit committee financial expert serving on the audit committee, as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002, serving on our audit committee. Our board of directors believes that the audit committee members collectively possess sufficient financial knowledge and experience notwithstanding that none of them individually is determined to be an audit committee financial expert.

Item 16B.	Code of Ethics

We have adopted a Code of Business Conduct and Ethics, which applies to our directors, officers and employees. A copy of our Code of Business Conduct and Ethics is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

Item 16C.	Principal Accountant Fees and Services

The table below summarizes the aggregate fees that we paid or accrued for services provided by Moore Stephens for the years ended December 31, 2005 and 2006.

	2005		2006
	(In thousands)
Audit Fees	NT$	6,199	NT$	7,202
Audit Related Fees		3,936		3,259
Tax Fees		—		—
All Other Fees		—		—

Total	NT$	10,135	NT$	10,461

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. For 2005, this category primarily includes the review of our financial statements contained in the registration statement on Form F-3 filed on December 9, 2005 and the audit of our financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2005. For 2006, this category primarily includes the review of our financial statements contained in the offering memorandum used in connection with the offering of our 2006 notes and the audit of our financial statements contained in this Annual Report on Form 20-F.

Audit-Related Fees. This category includes fees reasonably related to the performance of the audit or review of our financial statements and not included in the category of Audit Fees (described above). For both 2005 and 2006, this category primarily includes the review of the effectiveness of our internal control over financial reporting.

All non-audit services are pre-approved by our Audit Committee on a case-by-case basis. Accordingly, we have not established any pre-approval policies and procedures.

All audit services that Moore Stephens was engaged to carry out after May 6, 2003, the effective date of revised Rule 2-01(c) (7) of Regulation S-X entitled “Audit Committee Administration of the Engagement” on strengthening requirements regarding auditor independence, were pre-approved by the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.	Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

Item 19.	Exhibits

Exhibits	Description
1.1	Memorandum of Association of ChipMOS TECHNOLOGIES (Bermuda) LTD.(1)

1.2	Bye-laws of ChipMOS TECHNOLOGIES (Bermuda) LTD.(2)

2.1	Certificate of Incorporation of ChipMOS TECHNOLOGIES (Bermuda) LTD., dated August 15, 2000.(1)

4.1	Joint Venture Agreement, dated July 14, 1997, between Mosel Vitelic Inc. and Siliconware Precision Industries Co., Ltd. (1)

4.2	Asset Sales Agreement, dated June 14, 1999, between Microchip Technology Taiwan and ChipMOS TECHNOLOGIES INC.(1)

4.3	Tessera Compliant Chip License Agreement, dated April 20, 1999, between Tessera Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.4	License Agreement, dated April 1, 1999, between Fujitsu Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.5	Sales Agreement, dated February 10, 2000, between Sharp Corp. and ChipMOS TECHNOLOGIES INC.(1)

4.6	Raw Materials Processing Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.7	Raw Materials Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.8	Integrated Circuit Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.9	Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.10	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.11	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.12	Land Lease Agreement, dated September 1, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.13	Purchase Agreement, dated July 31, 1997, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc.(1)

4.14	Form of Share Exchange Covenant Letter from the Company to the Shareholders.(1)

4.15	Amendment to the Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC, dated September 1, 2001.(3)

4.16	Purchase Agreement, dated October 15, 2003, between ChipMOS TECHNOLOGIES INC. and DenMOS Technology Inc.(3)

4.17	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Ron How Investment Corp. (English Translation)(4)

4.18	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Yuan Shan Investment Corp. (English Translation)(4)

4.19	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc. (English Translation)(4)

4.20	Laser Stamping Machine Lease Agreement, dated November 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.21	Automatic Stamping Machine Lease Agreement, dated December 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.22	Raw Materials Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.23	Integrated Circuit Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.24	Technology Transfer Agreement, dated December 24, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.25	Tester Equipment Lease Agreement, dated November 14, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.26	Tester Equipment Lease Agreement, dated December 3, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.27	Joint Engagement Letter, undated, by and among Ultima Electronics Corp., ChipMOS TECHNOLOGIES INC. and Sun-Fund Securities Ltd. (English Translation)(4)

4.28	Lease Agreement, dated June 1, 2002, between ChipMOS TECHNOLOGIES INC. and SyncMOS Technologies, Inc. (English Translation)(4)

4.29	Technology Transfer Agreement, dated August 1, 2002, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES (Shanghai) LTD.(4)

4.30	Promissory Note from Modern Mind Technology Limited to Jesper Limited, dated November 4, 2002.(4)

4.31	Deed of Variation, dated December 2, 2002, between Modern Mind Technology Limited and Jesper Limited.(4)

4.32	Deed of Assignment, dated December 27, 2002, between Jesper Limited and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.33	Deed of Assignment, dated June 25, 2003, between Jesper Limited and ChipMOS TECHNOLOGIES INC.(4)

4.34	Agreement, dated May 3, 2003, between Jesper Limited and Modern Mind Technology Limited.(4)

4.35	Master loan agreement, dated July 12, 2004, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Modern Mind Technology Limited and Jesper Limited.(6)

4.36	Cooperation Agreement, dated March 27, 2002, between Shanghai Qingpu Industrial Zone Development (Group) Company and ChipMOS TECHNOLOGIES (Bermuda) LTD. (English Translation)(4)

4.37	Deed of assignment, dated December 17, 2003, between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(5)

4.38	Supplemental deed of assignment, dated May 14, 2004 between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(5)

4.39	Second supplemental deed of assignment, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(6)

4.40	Assignment agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (5)

4.41	Supplemental assignment agreement, dated May 14, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (5)

4.42	Second supplemental assignment agreement, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(6)

4.43	Patent license agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.44	Supplemental patent license agreement dated July 8, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(6)

4.45	Second supplemental patent license agreement dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(6)

4.46	Third supplemental patent license agreement dated December 30, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(6)

4.47	Assembly and Testing Service Agreement, dated November 27, 2005, between ChipMOS TECHNOLOGIES INC. and Spansion LLC.(7)

4.48	Share Purchase and Subscription Agreement, dated February 13, 2007, among ChipMOS TECHNOLOGIES (Bermuda) LTD., ChipMOS TECHNOLOGIES INC. and Siliconware Precision Industries Co., Ltd. (8)

4.49	Registration Rights Agreement, dated March 27, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and Siliconware Precision Industries Co., Ltd. (8)

4.50	Assignment Agreement, dated April 12, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.

8.1	List of subsidiaries of ChipMOS TECHNOLOGIES (Bermuda) LTD.

11.1	Code of Business Conduct and Ethics.(5)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

23.1	Consent of independent registered public accounting firm.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-13218), filed on February 28, 2001.
(2)	Incorporated by reference to our report on Form 6-K, dated February 19, 2002.
(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2002.
(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 30, 2003.

(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2004.
(6)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 29, 2005.
(7)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-130230), filed on December 9, 2005.
(8)	Incorporated by reference to Schedule 13D filed with the United States Securities and Exchange Commission by Siliconware Precision Industries Co., Ltd. on April 4, 2007.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and it has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei, Taiwan, Republic of China, on June 8, 2007.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

By:	/s/ Shih-Jye Cheng
Name: Title:	Shih-Jye Cheng Chairman and Chief Executive Officer

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ChipMOS TECHNOLOGIES (Bermuda) LTD.

We have audited the accompanying consolidated balance sheets of ChipMOS TECHNOLOGIES (Bermuda) LTD. and subsidiaries (collectively, the “Company”) (see Note 1) as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006, all expressed in New Taiwan dollars. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the Republic of China.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2006, and the determination of shareholders’ equity and financial position at December 31, 2006 and 2005, to the extent summarized in Note 26.

/s/ Moore Stephens
Certified Public Accountants Hong Kong

March 13, 2007

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2006 (Notes 1 and 17)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31,
	2005	2006
	NT$	NT$	US$
			(Note 3)
ASSETS

CURRENT ASSETS

Cash and cash equivalents	4,607,003	5,895,904	180,911
Restricted cash and cash equivalents (Note 20)	169,309	65,060	1,996
Financial assets at fair value through profit and loss (Notes 2, 4 and 19)	186,136	1,929,123	59,194
Notes receivable	30,580	31,103	954
Accounts receivable—net of allowance for doubtful receivables and sales return allowances of NT$383,025 in 2005 and NT$142,382 in 2006 (Notes 2 and 5)
Related parties (Note 19)	1,418,422	1,839,130	56,432
Third parties	2,525,864	3,190,520	97,899
Other receivables—net of allowance for doubtful receivables and sales return allowances of NT$18,274 in 2005 and 2006 (Notes 2 and 5)
Related parties (Note 19)	4,343	13,958	429
Third parties	161,894	31,812	976
Inventories—net (Notes 2 and 6)	627,471	945,822	29,022
Deferred income tax—net (Notes 2 and 18)	239,202	134,337	4,122
Prepaid expenses and other current assets	76,689	155,790	4,781

Total Current Assets	10,046,913	14,232,559	436,716

LONG-TERM INVESTMENTS (Notes 2 and 7)	404,124	366,742	11,253

PROPERTY, PLANT AND EQUIPMENT—NET (Notes 2 and 15)
Cost
Land	530,862	530,862	16,289
Buildings and auxiliary equipment	5,301,797	6,258,118	192,026
Machinery and equipment	24,632,692	37,282,027	1,143,971
Furniture and fixtures	831,579	1,071,169	32,868
Transportation equipment	36,951	35,357	1,085
Tools	1,431,778	2,280,643	69,980
Leasehold improvements	4,085	5,658	174

Total cost	32,769,744	47,463,834	1,456,393
Accumulated depreciation (Note 8)	(15,781,157)	(20,220,415)	(620,449)
Accumulated impairment	(109,275)	(109,275)	(3,353)
Construction in progress and advance payments	3,540,754	3,360,179	103,105

Net Property, Plant and Equipment	20,420,066	30,494,323	935,696

INTANGIBLE ASSETS—NET (Notes 2 and 9)	327,100	352,971	10,831

OTHER ASSETS

Restricted cash and cash equivalents (Note 20)	29,356	29,633	909
Employee dormitory buildings—net of accumulated depreciation of NT$83,834 in 2005 and NT$110,471 in 2006 (Note 2)	343,398	336,136	10,313
Refundable deposits	18,290	30,604	939
Goodwill (Note 2)	127,567	128,455	3,942
Others	41,216	40,442	1,241

Total Other Assets	559,827	565,270	17,344

TOTAL ASSETS	31,758,030	46,011,865	1,411,840

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

December 31, 2005 and 2006 (Notes 1 and 17)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31,
	2005	2006
	NT$	NT$	US$
			(Note 3)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank loans (Note 10)	467,834	1,055,310	32,381
Commercial paper payable (Note 11)	149,413	—	—
Current portion of long-term loans (Note 15)	2,300,916	2,335,284	71,657
Convertible notes (Note 14)	2,769,288	—	—
Deferred credit	3,541	3,631	111
Notes payable	3,927	—	—
Accounts payable	728,709	803,026	24,640
Other payables
Related parties (Note 19)	1,236	25	1
Third parties (Note 12)	404,947	549,597	16,864
Income tax payable (Note 2)	87,644	293,835	9,016
Payables to contractors and equipment suppliers	465,918	993,191	30,475
Accrued expenses and other current liabilities (Note 13)	474,126	713,581	21,896

Total Current Liabilities	7,857,499	6,747,480	207,041

LONG-TERM LIABILITIES
Convertible notes (Note 14)	—	5,133,837	157,528
Derivative liabilities	—	77,902	2,391
Long-term loans (Note 15)	4,433,851	10,688,780	327,977

Total Long-Term Liabilities	4,433,851	15,900,519	487,896

OTHER LIABILITIES
Deferred income tax – net (Notes 2 and 18)	92,628	240,464	7,378
Deferred credit	198,995	185,129	5,681
Accrued pension cost (Notes 2 and 16)	81,658	47,572	1,460
Guarantee deposits	1,438	5,834	179

Total Other Liabilities	374,719	478,999	14,698

Total Liabilities	12,666,069	23,126,998	709,635

COMMITMENTS AND CONTINGENCIES (Note 22)

SHAREHOLDERS’ EQUITY (Notes 2 and 17)
Capital stock NT$0.328 (US$0.01) par value
Authorized 250,000 thousand common shares and 75,000 thousand preferred shares
Issued and outstanding 70,196 thousand common shares (2005: 67,762 thousand common shares)	22,226	23,022	706
Capital surplus	8,917,043	9,631,181	295,526
Option warrants	104,015	140,695	4,317
Deferred compensation	(18,806)	(56,574)	(1,736)
Retained earnings	2,200,809	4,322,151	132,622
Unrealized loss on long-term investments	(1,178)	—	—
Cumulative translation adjustments	(10,271)	68,074	2,089
Minority interests	7,878,123	8,756,318	268,681

Total Shareholders’ Equity	19,091,961	22,884,867	702,205

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	31,758,030	46,011,865	1,411,840

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2004, 2005 and 2006 (Notes 1 and 17)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
NET REVENUE (Notes 2, 19 and 25)
Related parties	4,844,424	4,603,457	5,654,396	173,501
Third parties	10,191,387	10,610,524	14,720,791	451,697

Total Net Revenues	15,035,811	15,213,981	20,375,187	625,198

COST OF REVENUE (Notes 19 and 25)
Related parties	3,240,772	3,422,644	4,217,605	129,414
Third parties	7,616,737	7,839,987	10,035,740	307,939

Total Cost of Revenue	10,857,509	11,262,631	14,253,345	437,353

GROSS PROFIT	4,178,302	3,951,350	6,121,842	187,845

OPERATING EXPENSES (Note 19)
Research and development (Note 2)	296,411	274,432	274,752	8,430
General and administrative	673,365	793,276	813,046	24,948
Sales and marketing (Note 2)	308,471	232,871	107,450	3,297

Total Operating Expenses	1,278,247	1,300,579	1,195,248	36,675

INCOME FROM OPERATIONS	2,900,055	2,650,771	4,926,594	151,170

NON-OPERATING INCOME
Gain on embedded derivative	—	—	57,749	1,772
Foreign exchange gain—net (Note 2)	—	—	37,934	1,164
Rental (Note 19)	28,467	27,697	23,374	717
Interest	36,591	84,546	102,033	3,131
Cash dividend from financial assets	—	16,897	2,434	75
Fair value gain on financial assets	—	85,959	37,344	1,146
Subsidy income	6,100	9,769	9,592	294
Gain on disposal of property, plant and equipment (Note 2)	63,327	68,523	25,171	772
Recovery of allowance for loss on inventories (Note 6)	67,002	74,581	—	—
Recovery of bad debts	29,703	—	—	—
Gain on disposal of long-term investments (Note 7)	38,592	—	1,059	32
Claim received	—	21,000	—	—
Other	91,444	116,282	65,817	2,020

Total Non-Operating Income	361,226	505,254	362,507	11,123

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

For the Years Ended December 31, 2004, 2005 and 2006 (Notes 1 and 17)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
NON-OPERATING EXPENSES
Interest	276,260	272,982	398,964	12,242
Investment loss recognized by equity method (Notes 2 and 7)	—	126,802	—	—
Financing cost	19,208	30,125	39,301	1,206
Fair value loss on financial assets	52,274	—	—	—
Loss on disposal of property, plant and equipment (Note 2)	21,504	40,831	918	28
Foreign exchange loss—net (Note 2)	33,747	28,871	—	—
Loss on disposal of financial assets	40,156	33,024	1,627	50
Loss on disposal of a subsidiary	—	2,603	—	—
Loss on redemption of convertible notes	—	—	5,642	173
Impairment loss on long-term investments (Note 7)	214,403	210,994	57,779	1,773
Impairment loss on property, plant and equipment	—	109,275	—	—
Loss on scrap of inventories	—	75,602	—	—
Loss on scrap of property, plant and equipment	—	35,353	—	—
Capital reduction loss on long-term investments (Note 7)	49,833	4,854	—	—
Other	49,554	40,463	81,445	2,499

Total Non-Operating Expenses	756,939	1,011,779	585,676	17,971

INCOME BEFORE INCOME TAX, MINORITY INTERESTS AND INTEREST IN BONUSES PAID BY SUBSIDIARIES	2,504,342	2,144,246	4,703,425	144,322

INCOME TAX (EXPENSE) BENEFIT (Notes 2 and 18)	141,804	(111,949)	(636,499)	(19,531)

INCOME BEFORE MINORITY INTERESTS AND INTEREST IN BONUSES PAID BY SUBSIDIARIES	2,646,146	2,032,297	4,066,926	124,791

MINORITY INTERESTS	(997,918)	(977,018)	(1,799,405)	(55,213)
INTEREST IN BONUSES PAID BY SUBSIDIARIES	—	(127,076)	(149,456)	(4,586)
PRE-ACQUISITION EARNINGS	27,654	—	—	—
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES (Note 2)	—	—	3,277	100

NET INCOME	1,675,882	928,203	2,121,342	65,092

EARNINGS PER SHARE – BASIC	26.54	13.74	30.84	0.95

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING—BASIC	63,141	67,546	68,781	68,781

EARNINGS PER SHARE – DILUTED (Note 2)	26.38	11.82	25.00	0.77

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – DILUTED (Note 2)	63,517	82,572	88,296	88,296

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2004, 2005 and 2006 (Notes 1 and 17)

(In Thousands of New Taiwan Dollars, Except Number of Shares)

	CAPITAL STOCK ISSUED		CAPITAL SURPLUS	OPTION WARRANTS	DEFERRED COMPENSATION	(ACCUMULATED LOSSES) RETAINED EARNINGS	UNREALIZED LOSS ON LONG-TERM INVESTMENTS (Note 2)	CUMULATIVE TRANSLATION ADJUSTMENTS (Note 2)	TREASURY STOCK	MINORITY INTERESTS	TOTAL SHAREHOLDERS’ EQUITY
	Shares	Amount
	(Thousands)	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2004	59,300	19,379	7,711,229	86,674	(42,615)	(494,949)	—	(31,900)	420	4,427,971	11,676,209

Issuance of stock	7,000	2,363	1,152,081	—	—	—	—	—	—	—	1,154,444
Exercise of stock options	1,021	347	90,067	—	—	—	—	—	—	—	90,414
Issuance of option warrants	—	—	—	28,720	(9,047)	—	—	—	—	—	19,673
Net profit for 2004	—	—	—	—	—	1,675,882	—	—	—	997,918	2,673,800
Adjustment of equity method for long-term investments	—	—	159,954	—	—	—	(567)	—	(25,935)	—	133,452
Changes in minority interests	—	—	—	—	—	—	—	—	—	1,666,609	1,666,609
Translation adjustments	—	—	—	—	—	—	—	(161,484)	—	—	(161,484)

BALANCE, DECEMBER 31, 2004	67,321	22,089	9,113,331	115,394	(51,662)	1,180,933	(567)	(193,384)	(25,515)	7,092,498	17,253,117
Effect of merger	—	—	(65,283)	—	—	—	—	—	25,515	—	(39,768)
Exercise of stock options	441	137	40,281	—	—	—	—	—	—	—	40,418
Forfeiture of option warrants	—	—	—	(11,379)	32,856	—	—	—	—	—	21,477
Adjustment arising from change in ownership percentage in subsidiaries	—	—	(26,046)	—	—	—	—	—	—	—	(26,046)
Net profit for 2005	—	—	—	—	—	928,203	—	—	—	977,018	1,905,221
Adjustment of equity method for long-term investments	—	—	(53,567)	—	—	—	(611)	—	—	—	(54,178)
Changes in minority interests	—	—	—	—	—	—	—	—	—	(191,393)	(191,393)
Transfer of capital surplus to retained earnings	—	—	(91,673)	—	—	91,673	—	—	—	—	—
Translation adjustments	—	—	—	—	—	—	—	183,113	—	—	183,113

BALANCE, DECEMBER 31, 2005	67,762	22,226	8,917,043	104,015	(18,806)	2,200,809	(1,178)	(10,271)	—	7,878,123	19,091,961

Exercise of stock options	1,319	427	130,841	—	—	—	—	—	—	—	131,268
Issue of option warrants	—	—	—	36,680	(37,768)	—	—	—	—	—	(1,088)
Conversion of convertible notes	1,115	369	231,331	—	—	—	—	—	—	—	231,700
Equity component of convertible notes	—	—	265,650	—	—	—	—	—	—	—	265,650
Adjustment arising from change in ownership percentage in subsidiaries	—	—	86,316	—	—	—	—	—	—	—	86,316
Net profit for 2006	—	—	—	—	—	2,121,342	—	—	—	1,799,405	3,920,747
Adjustment of equity method for long-term investments	—	—	—	—	—	—	1,178	—	—	—	1,178
Changes in minority interests	—	—	—	—	—	—	—	—	—	(921,210)	(921,210)
Translation adjustments	—	—	—	—	—	—	—	78,345	—	—	78,345

BALANCE, DECEMBER 31, 2006	70,196	23,022	9,631,181	140,695	(56,574)	4,322,151	—	68,074	—	8,756,318	22,884,867

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2004, 2005 and 2006 (Notes 1 and 17)

(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	1,675,882	928,203	2,121,342	65,092
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	3,438,816	4,240,633	5,489,468	168,440
Amortization of intangible assets	98,021	98,497	69,373	2,129
Amortization of discount of convertible notes	—	—	57,213	1,755
Allowance for doubtful receivables	194,763	109,248	52,586	1,614
Recovery of allowance for doubtful receivables	—	—	(16,357)	(502)
Deferred compensation	19,673	21,477	(1,088)	(33)
Gain on disposal of property, plant and equipment – net	(41,823)	(27,692)	(24,253)	(744)
Investment loss recognized by equity method	—	126,802	—	—
Gain on disposal of long-term investments	(38,592)	—	(1,059)	(32)
Loss on disposal of a subsidiary	—	2,603	—	—
Loss on redemption of convertible notes	—	—	5,642	173
Gain on embedded derivative	—	—	(57,749)	(1,772)
Impairment loss on long-term investments	214,403	210,994	57,779	1,773
Impairment loss on property, plant and equipment	—	109,275	—	—
Capital reduction loss on long-term investments	49,833	4,854	—	—
Accrued pension cost	20,604	(21,016)	(34,086)	(1,046)
Deferred income tax – net	(184,926)	(61,471)	254,135	7,798
Minority interests	997,918	977,018	1,799,405	55,213
Changes in operating assets and liabilities
Financial assets at fair value through profit and loss	(1,868,866)	2,646,420	(1,742,987)	(53,482)
Notes receivable	(12,113)	31,626	(523)	(16)
Accounts receivable	(611,842)	(712,916)	(1,117,926)	(34,303)
Other receivables	1,001,723	3,045	120,468	3,695
Inventories	(83,150)	37,305	(316,842)	(9,722)
Prepaid expenses and other current assets	369,506	67,116	(78,400)	(2,406)
Other assets	59,852	(31,470)	42,233	1,296
Notes payable	19,270	(45,145)	(3,927)	(120)
Accounts payable	(25,528)	117,297	72,612	2,228
Other payables	(586,689)	47,906	142,375	4,369
Income tax payable	26,693	60,755	206,191	6,327
Accrued expenses and other liabilities	164,277	(106,442)	238,703	7,324
Deferred credit	17,989	(12,283)	(17,936)	(550)

Net Cash Provided by Operating Activities	4,915,694	8,822,639	7,316,392	224,498

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in restricted cash and cash equivalents	136,632	(50,682)	104,469	3,206
Proceeds from capital reduction for long-term investments	9,000	—	—	—
Proceeds from sales of property, plant and equipment	462,756	427,475	238,721	7,325
Proceeds from sales of long-term investments	38,592	—	1,059	32
Proceeds from sales of intangible assets	600	5,996	—	—
Cash inflow from acquisition of subsidiary (Note 21a)	61,809	—	—	—
Cash inflow from disposal of a subsidiary (Note 21b)	—	17,081	—	—
Acquisitions of:
Long-term investments	(466,346)	(116,400)	(20,742)	(636)
Property, plant and equipment	(8,235,530)	(7,651,339)	(15,190,487)	(466,109)
Intangible assets	(203,606)	—	(101,263)	(3,107)
Employee dormitory building	(113,712)	(125,426)	(7,656)	(235)
Goodwill	(15,418)	(127,205)	—	—
Decrease (increase) in refundable deposits	51,909	(2,017)	(12,314)	(378)

Net Cash Used in Investing Activities	(8,273,314)	(7,622,517)	(14,988,213)	(459,902)

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

For the Years Ended December 31, 2004, 2005 and 2006 (Notes 1 and 17)

(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on:
Bank loans	(983,566)	(332,759)	(147,768)	(4,534)
Commercial paper payable	—	—	(149,413)	(4,585)
Convertible notes	—	(237,092)	(256,605)	(7,874)
Capital lease payable	(1,533)	—	—	—
Long-term bonds payable	—	(1,200,000)	—	—
Treasury stock	(25,935)	—	—	—
Proceeds from:
Bank loans	—	—	730,777	22,423
Commercial paper payable	—	149,413	—	—
Convertible notes	2,738,769	—	3,191,300	97,923
Long-term loans	2,725,305	318,448	6,278,523	192,652
Issuance of capital stock	1,244,858	40,418	131,268	4,028
Changes in minority interests	847,292	(258,702)	(834,604)	(25,609)
Increase (decrease) in guarantee deposits	(924)	314	4,396	135

Net Cash Provided by (Used in) Financing Activities	6,544,266	(1,519,960)	8,947,874	274,559

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(68,464)	77,695	12,848	394

Net Increase (Decrease) in Cash and cash equivalents	3,118,182	(242,143)	1,288,901	39,549

Cash and cash equivalents, beginning of the year	1,730,964	4,849,146	4,607,003	141,362

Cash and cash equivalents, end of the year	4,849,146	4,607,003	5,895,904	180,911

SUPPLEMENTAL INFORMATION
Income tax paid	2,877	149,741	178,001	5,462

Interest paid	262,648	259,312	291,491	8,944

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	1,821,778	2,300,916	2,335,284	71,657

PARTIAL CASH PAID FOR INVESTING ACTIVITIES
Cash paid for acquisition of property, plant and equipment
Total acquisitions	8,330,993	7,677,233	15,717,760	482,288
Increase in payables to contractors and equipment suppliers	(95,463)	(25,894)	(527,273)	(16,179)

	8,235,530	7,651,339	15,190,487	466,109

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS

ChipMOS TECHNOLOGIES (Bermuda) LTD. (ChipMOS Bermuda) was incorporated under the laws of Bermuda on August 1, 2000, and its common shares have been traded on the NASDAQ Global Select Market since June 2001. As of December 31, 2006, ChipMOS Bermuda was 27.36% owned by Mosel Vitelic Inc. (MVI) through its wholly-owned subsidiary, Giant Haven Investment Ltd. and its indirectly-owned subsidiary, Mou-Fu Investment Ltd. (Mou-Fu). As of December 31, 2006, ChipMOS Bermuda owned 70.42% (2005: 69.85%) of the outstanding common shares of ChipMOS TECHNOLOGIES INC. (ChipMOS Taiwan) and Siliconware Precision Industries Co. Ltd. (SPIL) owned 28.76% (2005: 28.53%).

ChipMOS Taiwan was incorporated in Taiwan on July 28, 1997 as a joint venture company between MVI and SPIL. Its operations consist of testing and assembly of semiconductors. ChipMOS Taiwan also provides semiconductor testing and assembly services on a turnkey basis, which entails ChipMOS Taiwan purchasing fabricated wafers and selling tested and assembled semiconductors. In connection with a corporate restructuring on January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of ChipMOS Taiwan executed a Purchase and Subscription Agreement whereby they transferred their shares of ChipMOS Taiwan to ChipMOS Bermuda in exchange for 58,342 thousand common shares in ChipMOS Bermuda. The selling shareholders, who previously held an aggregate of 70.25% of the entire outstanding common shares of ChipMOS Taiwan, thus became the holders of the entire outstanding common shares of ChipMOS Bermuda. Because 100% of the outstanding common shares of ChipMOS Bermuda were owned by former shareholders of ChipMOS Taiwan, the exchange of shares has been accounted for as a merger as if ChipMOS Bermuda was the acquirer. Equity and operations attributable to ChipMOS Taiwan shareholders not participating in the exchange offer were reflected as minority interest in the historical financial statements. MVI participated in the restructuring and share exchange described above and SPIL did not. On November 21, 2005, CHANTEK ELECTRONIC CO., LTD. (CHANTEK), a subsidiary of ChipMOS Taiwan since April 1, 2004, merged into ChipMOS Taiwan pursuant to the merger agreement entered into between ChipMOS Taiwan and CHANTEK in June 2005. CHANTEK stock was exchanged for ChipMOS Taiwan stock at the ratio of 3.6 to 1. As a result, ChipMOS Taiwan issued 6,215 thousand shares to CHANTEK shareholders, reducing ChipMOS Bermuda and SPIL’s interests in ChipMOS Taiwan from 70.34% and 28.73% to 69.85% and 28.53%, respectively. As of December 31, 2006, ChipMOS Bermuda held a 70.42% interest in ChipMOS Taiwan.

ThaiLin Semiconductor Corp. (ThaiLin) was incorporated on May 15, 1996 and is listed on the GreTai Securities Market in Taiwan. ThaiLin is engaged in wafer and semiconductor testing services. On December 31, 2002, ChipMOS Taiwan acquired an equity interest of 41.8% in ThaiLin. On December 1, 2003, ChipMOS Taiwan obtained controlling influence over ThaiLin’s decisions on its operations, personnel and financial policies. Therefore, ThaiLin has been consolidated into these financial statements from December 1, 2003 in spite of the fact that ChipMOS Taiwan holds an equity interest of less than 50% in ThaiLin. On December 1, 2005, ChipMOS Logic TECHNOLOGIES INC. (ChipMOS Logic) merged into ThaiLin pursuant to the merger agreement entered into between ChipMOS Logic and ThaiLin in August 2005. ChipMOS Logic stock was exchanged for ThaiLin stock at the ratio of 2.8 to 1. After the merger and as of December 31, 2006, ChipMOS Taiwan held a 35.62% (2005: 34.13%) equity interest in ThaiLin.

1.	ORGANIZATION AND BUSINESS (continued)

CHANTEK was incorporated in Taiwan in May 1989, and was listed on the GreTai Securities Market in Taiwan until it was merged into ChipMOS Taiwan. CHANTEK provided semiconductor assembly services for low-density volatile and non-volatile memory semiconductors, consumer semiconductors and microcontroller semiconductors. ChipMOS Taiwan acquired its 34% ownership interest in CHANTEK on September 16, 2002. On April 1, 2004, PlusMOS Technologies Inc. (PlusMOS) was merged into CHANTEK in a stock-for-stock merger pursuant to which shareholders of PlusMOS received 1.1 common shares of CHANTEK in exchange for one common share of PlusMOS. Upon consummation of this merger, ChipMOS Taiwan became the controlling shareholder of CHANTEK and has consolidated CHANTEK since then. ChipMOS Taiwan increased its ownership in CHANTEK during 2004 and held a 68.04% interest as of December 31, 2004. On November 21, 2005, CHANTEK merged into ChipMOS Taiwan (see above).

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

ChipMOS Japan was incorporated in Japan in June 1999, and ChipMOS USA was incorporated in the United States of America in October 1999. These two companies engage in sales and customer services and all the expenses incurred from these activities are charged to current income. ChipMOS Japan began generating revenue in 2000, while ChipMOS USA began generating revenue in 2001. As of December 31, 2006, ChipMOS Taiwan owned 100% of the outstanding shares of both ChipMOS Japan Inc. (ChipMOS Japan) and ChipMOS USA Inc. (ChipMOS USA).

MODERN MIND TECHNOLOGY LIMITED (Modern Mind) was incorporated in the British Virgin Islands on January 29, 2002. Modern Mind conducts its operations through ChipMOS Shanghai. ChipMOS Bermuda acquired a 100% equity interest in Modern Mind on December 12, 2002, and then transferred it to Jesper Limited (Jesper) on December 31, 2002. In December 2002 and 2003, ChipMOS Bermuda acquired from Jesper and ChipMOS Taiwan, respectively, convertible notes issued by Modern Mind that are convertible into a controlling equity interest in Modern Mind if the repayment is not made when due. Accordingly, ChipMOS Bermuda is deemed to have a controlling interest in Modern Mind.

ChipMOS TECHNOLOGIES (Shanghai) LTD. (ChipMOS Shanghai), a wholly-owned subsidiary of Modern Mind, was established in the People’s Republic of China (PRC) on June 7, 2002. ChipMOS Shanghai is engaged in wafer testing, semiconductor assembly and testing, and module and subsystem manufacturing. ChipMOS Shanghai commenced commercial production in 2003.

ChipMOS Bermuda controls both Modern Mind and its 100% subsidiary, ChipMOS Shanghai, as ChipMOS Bermuda possesses the power to direct or cause the direction of the management and policies of Modern Mind by contract or otherwise and thereby has established a parent-subsidiary relationship over Modern Mind and ChipMOS Shanghai. For this reason, Modern Mind and ChipMOS Shanghai have been consolidated into these financial statements in spite of the fact that ChipMOS Bermuda does not hold an equity interest in Modern Mind.

ChipMOS TECHNOLOGIES (H.K.) Limited (ChipMOS HK) was incorporated in Hong Kong on November 18, 2002. It is engaged in semi-conductor testing and assembly services and trading of spare parts and tools. ChipMOS HK is a wholly-owned subsidiary of ChipMOS Bermuda.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the accounts of ChipMOS Bermuda and all subsidiaries in which ChipMOS Bermuda (hereinafter, referred to individually or collectively as the “Company”) holds a controlling interest or voting interests in excess of 50% in accordance with the requirements of ROC Statement of Financial Accounting Standards (“SFAS No. 7”) which was revised on December 9, 2004 and effective on January 1, 2005. All significant intercompany accounts and transactions have been eliminated.

The Company’s consolidated financial statements include for 2004 the financial results of ChipMOS Taiwan and its subsidiaries, ThaiLin, ChipMOS Japan and ChipMOS USA, CHANTEK, ChipMOS Logic and FST, ChipMOS HK, Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai. For 2005, the Company’s consolidated financial statements include the financial results of CHANTEK and ChipMOS Logic up to their respective dates of merger (see Note 1). For 2006, the Company’s consolidated financial statements include the financial results of ChipMOS Taiwan and its subsidiaries, ThaiLin, ChipMOS Japan and ChipMOS USA, ChipMOS HK, Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai.

Adoption of new and revised ROC SFAS

(a) SFAS Nos. 34 “Financial Instruments: Recognition and Measurement” and 36 “Financial Instruments: Disclosure and Presentation”

The Company began to apply ROC SFAS No.34 and 36 from January 1, 2006. In prior years, short-term investments (now referred to as financial assets at fair value through profit and loss) were stated at the lower of cost or market value.

Starting from January 1, 2006, financial assets are categorized into financial assets at fair value through profit or loss, available-for-sale, held-to-maturity financial assets, and financial assets carried at cost. Financial assets are initially recognized at fair value. The transaction costs directly attributable to the acquisition of financial assets at fair value through profit and loss are expensed as incurred, whereas for others they are included in the original costs.

Financial assets at fair value through profit or loss include investments for trading purposes and those designated as financial assets reported at fair value, with the subsequent changes in fair value recognized in earnings.

Available-for-sale financial assets are carried at fair value, with the subsequent changes in fair value reported as a separate component of shareholders’ equity. If there is objective evidence indicating that impairment has occurred, the unrealized losses relating to the decline in fair value are recorded in earnings. For equity securities, the subsequent reversal of impairment loss is recorded as an adjustment of shareholders’ equity. Impairment losses on debt instruments are reversed through the income statement if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in the income statement.

Held-to-maturity financial assets are carried at amortized cost. If there is objective evidence indicating that impairment has occurred, the impairment losses are recognized in the statement of operations. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. The subsequent reversal of impairment loss is recognized in earnings to the extent of the amortized cost.

Investments that do not have a quoted market price in an active market and where fair value cannot be readily determinable are carried at original cost. Any recognized impairment loss cannot be reversed subsequently.

This cumulative change in accounting principles has resulted in a credit of NT$3,277 thousand to net income for the year ended December 31, 2006, from the restatement of the fair value of financial assets at fair value through profit and loss as of January 1, 2006.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) SFAS Nos. 5 “Long-term Investments Under Equity Method” and 25 “Business Combinations”

SFAS Nos. 5 and 25 were revised on December 22, 2005 and became effective for accounting periods beginning on or after January 1, 2006.

Effective January 1, 2006, pursuant to the revised SFAS No. 5 “Long-term Investments in Equity Securities”, the difference between the cost of investment and the Company’s share of the investee’s net equity is treated as either goodwill or deferred credit and is no longer amortized. The future difference shall be allocated to the related assets according to the method applied to identify net assets acquired in accordance with SFAS No. 25 “Business Combination”.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, accounts and other receivables.

At December 31, 2006, the Company had credit risk exposure of uninsured cash in banks of approximately NT$5,990,597 thousand (US$183,816 thousand).

A substantial portion of revenue is earned from a small number of customers on credit and generally without any requirement of collateral.

The Company had two and three customers that had balances greater than ten percent of total notes and accounts receivable as of December 31, 2005 and 2006, respectively:

	December 31,
	2005	2006
Related party (Note 19)
ProMOS Technologies Inc. (ProMOS)	32%	36%
Third party
Powerchip Semiconductor Corp. (Powerchip)	12%	11%
Spansion LLC	6%	11%

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

Financial assets at fair value through profit and loss

Financial assets at fair value through profit or loss include investments for trading purposes and those designated as financial assets reported at fair value, with the subsequent changes in fair value recognized in earnings.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for doubtful receivables

The allowance for doubtful receivables reflects estimates of the expected amount of the receivables that the Company will not be able to collect. The Company first examines the available information regarding any customer that the Company has reason to believe may be unable to meet its financial obligations. For these customers, the Company uses its judgment, based on the available facts and circumstances, and records a specific allowance for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific allowances are reevaluated and adjusted as additional information is received. Secondly, for all other customers, the Company maintains an allowance based on a range of percentages applied to aging categories. These percentages are based on our historical collection and write-off experience. Additional allowances may be required in the future if the financial condition of our customers or general economic conditions deteriorate, and this additional allowance would reduce the Company’s net income.

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

The Company will discontinue its recognition of its equity in the net loss of the investees when the carrying value of the investment (including advances) is reduced to zero. However, in cases where the Company guarantees the obligations or is committed to provide further financial support to an investee, or if the investee’s losses are temporary and evidence sufficiently shows imminent return to profitability in the foreseeable future, then the Company continues to recognize its share in the net loss of the investees. (The resulting credit balances of the long-term investments are presented as part of other receivables from related parties.)

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

Other stock investments (listed stocks or stocks traded over the counter) are accounted for using the cost method. These investments are stated at cost less temporary declines in market value, with an increase to allowance for declines in market value and a corresponding reduction of shareholders’ equity. The allowance is then reduced for any subsequent recovery of the market value to the extent of the balance of the allowance. However, if the decline in market value is considered irrecoverable, the decline in market value is recorded as a charge to income.

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

The initial estimate of the service lives of property, plant and equipment is as follows: machinery and equipment, 1 to 5 years; buildings and auxiliary equipment, 1 to 54 years; furniture and fixtures, 1 to 5 years; tooling, 1 to 2 years; transportation equipment, 5 years; and leasehold improvements, 1 to 10 years. Salvage value is considered when determining the basis of depreciated assets. If items of property, plant and equipment and employee dormitory buildings are still in good condition and useful at the end of their original service lives, the salvage value is depreciated over any extended useful life.

Upon sale or disposal of items of properties, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to current income.

Intangible assets

Intangible assets except goodwill, are amortized using the straight-line method over the following periods: technology know-how, 5 years; technology license fees, 5 years; software, 2 to 4 years; bond issuance costs, using the average method; and land use rights, over the period of the right.

Goodwill and negative goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the group’s interest in the fair value of the identifiable assets and liabilities of an investee company at the date of acquisition. Goodwill is recognized as an asset and carried at cost less accumulated impairment.

Goodwill arising on the acquisition of an associate or a jointly controlled entity is included within the carrying amount of the associate or jointly controlled entity. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Negative goodwill arising on consolidation represents the excess of the group’s interest in the fair value of the identifiable assets and liabilities of an investee company over the cost of acquisition at the date of acquisition. Negative goodwill is allocated to the related assets according to the method applied to identify net assets at the process of acquisition.

Asset impairment

The Company reviews its long-lived assets, including properties, assets leased to others and deferred charges, to look for any indication that an asset may be impaired as of the balance sheet date. An impairment loss is recognized whenever the recoverable amount of the asset of the cash-generating unit is below the carrying amount of an asset. If there is an indicator that an asset may be impaired, then the Company calculates the recoverable amount of the asset or the cash-generating unit. Recoverability is determined by comparing the carrying value of the asset (or asset group) on the date it is tested for recoverability to the sum of the undiscounted cash flows expected to result from its use and eventual disposition.

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

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue from testing and assembly services is generally recognized upon shipment of tested and assembled semiconductors to locations designated by customers, including the Company’s internal warehouse for customers using the Company’s warehousing services. Revenue from product sales is recognized when title of products and risks of ownership are transferred to customers, generally upon shipment of the products. Other criteria that the Company uses to determine when to recognize revenue are : (1) existence of persuasive evidence of the services provided, (2) customers’ fixed commitment to purchase the products, (3) the selling price is fixed or determinable and (4) collectibility is reasonably assured.

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

These policies are consistent with provisions in the Staff Accounting Bulletin No. 101, as revised by No. 104, issued by the United States Securities and Exchange Commission, or U.S. SEC.

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

Research and development costs

Research and development costs consist of expenditure incurred during the course of planned research and investigation aimed at discovery of new knowledge which will be useful for developing new products or production processes, or significantly enhancing existing products or production processes, and the implementation of such through design and testing of product alternatives or construction of prototypes. All expenses incurred in connection with the Company’s research and development activities are charged to current income.

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

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax

The Company has adopted the inter-period income tax allocation method. Deferred income tax assets are recognized for the tax effects of deductible temporary differences, unused tax credits, and operating loss carryforwards and those of taxable temporary differences are recognized as deferred income tax liabilities. A valuation allowance is provided for deferred tax assets that are not certain to be realized. A deferred tax asset or liability is classified as current or non-current based on the classification of the related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, then it is classified as current or noncurrent based on the expected reversal dates of the temporary difference.

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

Alternative Minimum Tax (AMT) takes effect in the ROC since January 1, 2006, the calculation base for income tax payment should be either the taxable income calculated by the AMT plus tax exemptions granted under other laws, taxed at the rate of 10% as set by the Executive Yuan of the ROC, or that calculated in accordance with the AMT, which ever is higher. ChipMOS Taiwan and ThaiLin have included this effect in the current income tax provision.

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

Foreign-currency transactions

Foreign-currency transactions, except for derivative financial instruments, are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars, or when foreign-currency receivables or payables are settled, are credited or charged to income in the year of conversion or settlement. On the balance sheet dates, the balances of foreign-currency assets and liabilities are restated at the prevailing exchange rates and the resulting differences are charged to current income except those foreign currencies denominated investments in shares of stock where such differences are accounted for as translation adjustments under stockholders’ equity. ROC SFAS No. 14, “Accounting for Foreign-Currency Transactions,” applies to foreign operations, with the local currency of each foreign subsidiary as its functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: assets and liabilities—current rate; shareholders’ equity—historical rates; income and expenses—weighted-average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per share

Earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding in each period, adjusted retroactively for stock dividends and stock bonuses issued subsequently.

The following table reconciles the denominator to calculate basic and diluted earnings per share:

	December 31,
	2004	2005	2006
	(in thousands)
Basic number of shares	63,141	67,546	68,781
Add: stock options	376	1,602	2,723
convertible notes	—	13,424	16,792

Diluted number of shares	63,517	82,572	88,296

The following table reconciles the numerator to calculate basic and diluted earnings per share:-

	Year ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Net income	1,675,882	928,203	2,121,342	65,092
Add: interest expense and other expense (net of tax)	—	48,062	85,831	2,633

Income available to common stockholders adjusted for the effects of assumed exercise of options and conversion of notes	1,675,882	976,265	2,207,173	67,725

Stock-based compensation

Employee stock-based compensation has been accounted for under the intrinsic value based method. Share appreciation rights has been accounted for using the fair value method. Cash-settled stock appreciation rights has been recognized as a liability.

Convertible notes

Convertible notes issued before January 1, 2006 should be accounted for in accordance with SFAS No. 21 and thus, the related interest premium payable and amortization of discount or premium should be recognized.

Convertible notes issued after January 1, 2006 should be split into liability and equity components. If a convertible debt instrument has an embedded call or put option feature, the assessment of whether the call or put option is closely related to the host debt contract should be made in accordance with SFAS No. 34. If the derivatives embedded in the convertible notes are not closely related to the host debt contract, the put and call option features should be carried at fair value with gains and losses in earnings. The other conversion features should be recorded in equity.

The excess of the stated redemption price over the par value is accrued as compensation interest payable over the redemption period, using the effective interest method.

When convertible noteholders exercise their conversion right, the book value of the note is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to capital surplus. No gain or loss is recognized upon conversion of notes.

Comparative amounts

Certain comparative amounts have been reclassified to conform with the current year’s presentation.

3.	TRANSLATION INTO U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 29, 2006, which was NT$32.59 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Stock	153,303	257,652	7,906
Open-ended funds	32,833	1,671,471	51,288

Fair value	186,136	1,929,123	59,194

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

During 2006, ChipMOS Taiwan disposed of all of its 2,069 thousand shares of MVI at a gain of NT$539 thousand. ChipMOS Taiwan also acquired 3,500 thousand shares of ProMOS during the year.

As of December 31, 2006, ChipMOS Taiwan held nil (2005: 2,069 thousand) shares of common stock of MVI and 4,201 thousand (2005: 701 thousand) shares of common stock of ProMOS and ThaiLin held 3,600 thousand shares of common stock of ProMOS. (See also Note 19 Related Party Transactions)

5.	ALLOWANCE FOR DOUBTFUL RECEIVABLES AND SALES RETURN ALLOWANCES

The changes in the allowances are summarized as follows:

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Balance, beginning of year	97,288	292,051	401,299	12,314
Additions	194,763	109,248	52,586	1,614
Reversal	—	—	(16,357)	(502)
Write offs	—	—	(276,872)	(8,496)

Balance, end of year	292,051	401,299	160,656	4,930

6.	INVENTORIES—NET

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Finished goods	72,019	55,420	1,701
Work in progress	209,192	233,306	7,159
Raw materials	439,953	764,734	23,465

	721,164	1,053,460	32,325
Less - allowance for losses	(93,693)	(107,638)	(3,303)

	627,471	945,822	29,022

The changes in the inventory valuation allowances are summarized as follows:

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Balance, beginning of year	41,546	111,074	93,693	2,875
Additions	150,231	57,200	20,305	623
Reversals	(67,002)	(74,581)	(6,360)	(195)
Write offs	(13,701)	—	—	—

Balance, end of year	111,074	93,693	107,638	3,303

7.	LONG-TERM INVESTMENTS

	December 31,
	2005		2006
	Carrying Value	% of Owner- ship	Carrying Value		% of Owner- Ship
	NT$		NT$	US$
	(in thousands, except percentage interests)
Equity method:
Ultima Technology Corp. (Ultima Technology)	58,124	30	—	—	30
Cost method:
Best Home Corp. Ltd. (Best Home)	—	19	—	—	19
Sun Fund Securities Ltd. (Sun Fund)	148,120	17	148,120	4,545	17
Vigour Technology Corp. (Vigour)	—	4	—	—	4
G-LINK Technology Corp., Taiwan (G-Link)	—	2	—	—	—
DigiMedia Technology Co., Ltd. (DigiMedia)	197,880	19	—	—	—
DigiMedia Technologies Co., Ltd. (DigiMedia Cayman)	—	—	198,666	6,096	12
Integrated Silicon Solution Inc. (ISSI)	—	—	—	—	—
Validity Sensors Inc. (preferred shares)	—	—	19,956	612	—

	404,124		366,742	11,253

7.	LONG-TERM INVESTMENTS (continued)

The equity in net loss of Ultima Technology for the year ended December 31, 2004, 2005 and 2006 was as follows:

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Ultima Technology	—	(126,802)	—	—

The foregoing equity in net loss was based on audited financial statements.

In 2004, in accordance with ROC SFAS No. 5, ChipMOS Taiwan deferred its recognition of the proportionate share of loss of Ultima Technology for one year to 2005. Therefore, the share of net loss of Ultima Technology in 2005 also included the share of 2004 loss of Ultima Technology.

In 2006, ChipMOS Taiwan did not share the loss of Ultima Technology as no audited financial statements were available. In accordance with ROC SEC regulations, a company must share the income/loss of investee companies based on audited financial statements.

The summarized financial information for Ultima Technology is as follows:

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Current assets	2,213	1,988	61

Non-current assets	52,934	—	—

Non-current liabilities	—	21,738	667

Current liabilities	317	98	3

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Net loss	(16,505)	(111,458)	(74,338)	(2,281)

During 2004, Sun Fund and CDIB High Tech Investment Inc. (CDIB) reduced their issued capital by 17% and 50%, respectively. A loss of NT$49,833 thousand was recognized in respect of the reduction in capital in Sun Fund. The investment of NT$9,000 thousand was returned to ThaiLin in respect of the reduction in capital in CDIB.

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

7.	LONG-TERM INVESTMENTS (continued)

During 2005, impairment losses of NT$188,310 thousand, NT$4,855 thousand and NT$17,829 thousand have been recognized in respect of investments in Ultima Technology, G-Link and Sun Fund, respectively.

During 2006, impairment losses of NT$57,779 thousand have been recognized in respect of investment in Ultima Technology. The investment in Ultima Technology was fully impaired as of December 31, 2006.

In February and November 2006, the Company disposed of its interest in ISSI and G-Link and recorded a gain of NT$1,059 thousand.

In July 2006, the Company exchanged its 14,550 thousand shares of DigiMedia for 8,184 thousand shares of DigiMedia Cayman.

8.	PROPERTY, PLANT AND EQUIPMENT – NET

Accumulated depreciation consists of the following:

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Buildings and auxiliary equipment	1,577,159	1,826,799	56,054
Machinery and equipment	12,952,966	16,801,332	515,536
Furniture and fixtures	369,881	416,719	12,787
Transportation equipment	18,061	17,146	526
Tools	861,707	1,157,591	35,520
Leasehold improvements	1,383	828	26

	15,781,157	20,220,415	620,449

As of December 31, 2006, certain of the above buildings and machinery were mortgaged as collateral for long-term loans (Note 15).

9.	INTANGIBLE ASSETS – NET

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Cost
Technology know-how	750,000	750,000	23,013
Technology license fees	59,912	59,912	1,838
Software	6,791	14,930	458
Bond issuance costs and others	354,139	417,528	12,811
Trademarks	1,430	1,430	44
Land use rights	180,122	184,708	5,668

	1,352,394	1,428,508	43,832

Accumulated amortization
Technology know-how	(750,000)	(750,000)	(23,013)
Technology license fees	(48,312)	(53,578)	(1,644)
Software	(1,355)	(3,814)	(117)
Bond issuance costs and others	(214,871)	(254,401)	(7,806)
Trademarks	(1,430)	(1,430)	(44)
Land use rights	(9,326)	(12,314)	(377)

	(1,025,294)	(1,075,537)	(33,001)

Carrying value
Technology know-how	—	—	—
Technology license fees	11,600	6,334	194
Software	5,436	11,116	341
Bond issuance costs and others	139,268	163,127	5,005
Trademarks	—	—	—
Land use rights	170,796	172,394	5,291

	327,100	352,971	10,831

The amortization charge for 2006 amounted to NT$81,325 thousand (2005: NT$49,265 thousand, 2004: NT$53,902 thousand). The weighted average amortization period is 8 years (2005: 12 years). The estimated aggregate amortization charge for the five years ending December 31, 2007, 2008, 2009, 2010 and 2011 amounts to approximately NT$70,000 thousand, NT$50,000 thousand, NT$27,000 thousand, NT$26,000 thousand and NT$21,000 thousand, respectively.

Pursuant to a Joint Venture Agreement entered into between MVI and SPIL on July 28, 1997, MVI and SPIL contributed, as payment for their subscription to shares of stock of ChipMOS Taiwan, technologies related to testing and assembly of semiconductors at an agreed valuation of NT$750,000 thousand.

10.	BANK LOANS

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Unsecured loans:
Working capital loans:
NT$100,000 thousand, repayable by January 2006, annual interest at 2.2%	100,000	—	—
NT$100,000 thousand, repayable by January 2006, annual interest at 1.55%	100,000	—	—
NT$50,000 thousand, repayable by December 2006, annual interest at 3.75%	50,000	—	—

Loans for import of machinery:
JPY779,090 thousand, repayable by June 2006, annual interest at 0.7505%— 0.90%	217,834	—	—
US$11,040 thousand, repayable by February 2007, annual interest at 6.35%	—	359,849	11,042
US$2,019 thousand, repayable by May 2007, annual interest at 6.224%—6.24%	—	65,799	2,019
US$13,122 thousand, repayable by June 2007, annual interest at 6.02%—6.205074%	—	427,712	13,124

Secured loans:
Working capital loans:
US$300 thousand, repayable by July 2007, annual interest at 6.0%, collateralized by land and buildings	—	9,779	300
US$700 thousand, repayable by October 2007, annual interest at 6.0%, collateralized by land and buildings	—	22,817	700
US$200 thousand, repayable by November 2007, annual interest at 6.0%, collateralized by land and buildings	—	6,519	200
US$200 thousand, repayable by November 2007, annual interest at 6.0%, collateralized by land and buildings	—	6,519	200
US$200 thousand, repayable by December 2007, annual interest at 6.0%, collateralized by land and buildings	—	6,519	200

Loans for import of machinery:
US$4,090 thousand, repayable by January 2007, annual interest at 6.0%—6.03%, collateralized by land and buildings	—	133,303	4,090
US$283 thousand, repayable by February 2007, annual interest at 6.02535%, collateralized by land and buildings	—	9,211	283
US$223 thousand, repayable by March 2007, annual interest at 6.0125%—6.02%, collateralized by land and buildings	—	7,283	223

	467,834	1,055,310	32,381

Unused credit lines of short-term bank loans, as of December 31, 2006, totaled approximately NT$8,206,275 thousand, which will expire from January 2007 to December 2007.

The weighted average interest rate for bank loans was 3.2% per annum in 2006 (2005: 2.4% per annum).

11.	COMMERCIAL PAPER PAYABLE

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Commercial paper	150,000	—	—
Discount on par value	(587)	—	—

	149,413	—	—

The commercial paper’s actual interest rate was 1.55%-1.662% in 2005, and it expired in February 2006.

12.	OTHER PAYABLES – THIRD PARTIES

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Miscellaneous factory expenses	173,448	205,624	6,309
Others	231,499	343,973	10,555

	404,947	549,597	16,864

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Accrued bonus	352,946	489,291	15,014
Others	121,180	224,290	6,882

	474,126	713,581	21,896

14.	CONVERTIBLE NOTES

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Convertible notes	2,769,288	5,133,837	157,528
Less: current portion	(2,769,288)	—	—

	—	5,133,837	157,528

On November 3, 2004, ChipMOS Bermuda issued US$85,000 thousand (NT$2,770,150 thousand) convertible notes due 2009 (CN due 2009). The CN due 2009 bear interest at 1.75% per annum. The noteholders may convert any outstanding notes into common shares of ChipMOS Bermuda, initially at the conversion price of US$7.85 at any time during the period from the 41st day after the latest original issuance date of the notes to the close of business on the fifth business day before the stated maturity date, subject to prior repurchase or redemption. The conversion price was subject to certain adjustments. On November 3, 2005, the conversion price was adjusted to US$6.28 per share from the initial conversion price of US$7.85 per share, pursuant to the terms of the CN due 2009. The market price on November 3, 2005 was US$6.00. There is no fixed discount to the common shares’ market price in relation to conversion. On December 20, 2004, ChipMOS Bermuda repurchased US$699 thousand (NT$22,780 thousand) of the CN due 2009. No conversion had taken place during 2005.

14.	CONVERTIBLE NOTES (continued)

On October 18, 2006, noteholders of CN due 2009 converted US$7,000 thousand (NT$228,130 thousand) in aggregate principal amount of the CN due 2009 into 1,114,649 common shares of ChipMOS Bermuda pursuant to ChipMOS Bermuda’s induced conversion offer, dated October 17, 2006. Pursuant to the induced conversion offer, ChipMOS Bermuda paid approximately US$490 thousand (NT$15,969 thousand) to the converting noteholders.

The CN due 2009 had been classified as current liabilities as of December 31, 2005 as the noteholders had an option to cause ChipMOS Bermuda to repurchase for cash all or a portion of the notes on November 3, 2006 at a repurchase price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest to, but excluding, the date of repurchase (put option). On November 3, 2006, ChipMOS Bermuda repurchased US$6,300 thousand (NT$205,317 thousand) CN due 2009 pursuant to the put option. After November 3, 2006, noteholders may cause ChipMOS Bermuda to repurchase the CN due 2009 only upon the occurrence of certain fundamental changes. Thus, the CN due 2009 have been reclassified as long-term liabilities as of December 31, 2006.

At any time on or after November 3, 2006, the Company may also at its option redeem the notes for cash at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, (a) in whole or in part, if the market price of the Company’s common shares has been at least 130% of the conversion price for at least 20 trading days during any 30 consecutive trading day period, or (b) in whole only, if at least 90% of the initial aggregate principal amount of the notes have been converted, repurchased or redeemed (call option).

On September 29, 2006, ChipMOS Bermuda issued US$100,000 thousand (NT$3,259,000 thousand) convertible notes due 2011 (CN due 2011). The CN due 2011 bear interest at 3.375% per annum. The noteholders may convert any outstanding notes into common shares of ChipMOS Bermuda, initially at the conversion price of US$6.85, at any time during the period from the 41st day after the latest original issuance date of the notes to the close of business on the fifth business day before the stated maturity date, subject to prior repurchase or redemption. The conversion price will be subject to certain adjustments. No conversion had taken place during 2006.

The noteholders of CN due 2011 have an option to cause ChipMOS Bermuda to repurchase for cash all or a portion of the notes on September 29, 2008 at a repurchase price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest to, but excluding, the date of repurchase (put option).

At any time on or after September 29, 2008, the Company may also at its option redeem the notes for cash at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, (a) in whole or in part, if the market price of the Company’s common shares has been at least 130% of the conversion price for at least 20 trading days during any 30 consecutive trading day period, or (b) in whole only, if at least 90% of the initial aggregate principal amount of the notes have been converted, repurchased or redeemed (call option).

15.	LONG-TERM LOANS

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Syndicated bank loans collateralized by equipment, repayable quarterly from December 2004 to September 2008, interest at floating rate (3.075% and 3.45% as of December 31, 2005 and 2006, respectively)	234,972	149,528	4,588
Syndicated bank loans collateralized by equipment, repayable semi-annually from September 2004 to September 2007, interest at floating rate (4.72% and 5.03% as of December 31, 2005 and 2006, respectively)	1,142,840	571,400	17,533
Syndicated bank loans, repayable semi-annually from September 2004 to September 2007, interest at floating rate (4.845% and 5.155% as of December 31, 2005 and 2006, respectively)	285,710	142,850	4,383
Bank loans, repayable quarterly from November 2004 to February 2007, interest at fixed rate of 3.4%	150,000	30,000	920
Syndicated bank loans collateralized by equipment, repayable quarterly from June 2004 to March 2008, interest at floating rate (3.97% and 4.24% as of December 31, 2005 and 2006, respectively)	1,277,308	709,615	21,774
Bank loans collateralized by equipment, repayable quarterly from December 2004 to September 2007, interest at floating rate (3.89% and 4.25% as of December 31, 2005 and 2006, respectively)	103,000	39,000	1,197
Bank loans, repayable semi-annually from March 2005 to September 2006, interest at floating rate (3.645% as of December 31, 2005)	134,000	—	—
Bank loans collateralized by equipment, repayable quarterly from February 2005 to November 2008, interest at floating rate (2.9% and 3.14% as of December 31, 2005 and 2006, respectively)	262,505	175,005	5,370
Syndicated bank loans collateralized by equipment, repayable quarterly from April 2005 to January 2011, interest at floating rate (3.075% and 3.45% as of December 31, 2005 and 2006, respectively)	539,131	431,305	13,234
Syndicated bank loans collateralized by equipment, repayable semi-annually from November 2006 to May 2010, interest at floating rate (3.72% and 3.99% as of December 31, 2005 and 2006, respectively)	1,000,000	875,000	26,849
Syndicated bank loans collateralized by buildings, repayable in September 2009, interest at floating rate (3.195% and 3.505% as of December 31, 2005 and 2006, respectively)	500,000	500,000	15,342
Bank loans, repayable quarterly from February 2006 to November 2009, interest at fixed rate of 4.69%	500,000	375,000	11,507
Bank loans collateralized by equipment, repayable quarterly from March 2006 to December 2010, interest at floating rate (3.2% and 3.08% as of December 31, 2005 and 2006, respectively)	440,000	352,000	10,801
Bank loans collateralized by land and buildings, repayable monthly from May 2008 to April 2020, interest at floating rate (2.5% as of December 31, 2005)	130,000	—	—
Research and development subsidy loan, collateralized by time deposits in amounts of NT$25,000 thousand, repayable quarterly from July 2003 to July 2006, with zero interest rate	6,181	—	—

15.	LONG-TERM LOANS (continued)

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Industrial research and development advancement loan, collateralized by time deposits in amounts of NT$29,633 thousand, repayable quarterly from January 2006 to April 2010, interest at fixed rate of 1%	29,120	22,649	695
Syndicated bank loans, repayable in April 2008, interest at floating rate (3.655% as of December 31, 2006)	—	500,000	15,342
Bank loans, repayable in April 2009, interest at fixed rate of 2.89%	—	200,000	6,137
Syndicated bank loans collateralized by equipment, repayable semi-annually from April 2008 to April 2011, interest at floating rate (3.14% as of December 31, 2006)	—	6,000,000	184,106
Bank loans collateralized by equipment, repayable quarterly from July 2006 to April 2008, interest at fixed rate of 3.2%	—	150,000	4,603
Bank loans, repayable quarterly from September 2007 to June 2009, interest at floating rate (3.24% as of December 31, 2006)	—	200,000	6,137
Bank loans, repayable quarterly from December 2007 to December 2009, interest at floating rate (3.01% as of December 31, 2006)	—	400,000	12,274
Bank loans collateralized by buildings, repayable semi-annually from June 2009 to December 2013, interest at floating rate (3.09% as of December 31, 2006)	—	450,000	13,808
Bank loans collateralized by equipment, repayable quarterly from May 2007 to February 2012, interest at floating rate (2.75% as of December 31, 2006 )	—	264,000	8,101
Bank loans collateralized by land and buildings, repayable quarterly from September 2008 to June 2009, interest at floating rate (6.12375% as of December 31, 2006)	—	65,190	2,000
Bank loans collateralized by land and buildings, repayable quarterly from December 2008 to July 2009, interest at floating rate (6.35% as of December 31, 2006)	—	13,038	400
Bank loans collateralized by land and buildings, repayable quarterly from December 2008 to September 2009, interest at floating rate (6.22063% as of December 31, 2006)	—	130,380	4,001
Bank loans collateralized by land and buildings, repayable quarterly from December 2008 to August 2009, interest at floating rate (6.26063% as of December 31, 2006)	—	24,446	750
Bank loans collateralized by land and buildings, repayable quarterly from March 2009 to September 2009, interest at floating rate (6.22% as of December 31, 2006)	—	55,411	1,700
Bank loans collateralized by land and buildings, repayable in October 2009, interest at floating rate (6.20688% as of December 31, 2006)	—	1,304	40
Bank loans collateralized by land and buildings, repayable in November 2009, interest at floating rate (6.17063% as of December 31, 2006)	—	3,223	99

15.	LONG-TERM LOANS (continued)

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Bank loans collateralized by land and buildings, repayable quarterly from March 2009 to November 2009, interest at floating rate (6.18063% as of December 31, 2006)	—	32,595	1,000
Bank loans collateralized by land and buildings, repayable quarterly from March 2009 to November 2009, interest at floating rate (6.16875% as of December 31, 2006)	—	88,007	2,700
Bank loans collateralized by land and buildings, repayable quarterly from March 2009 to December 2009, interest at floating rate (6.17% as of December 31, 2006)	—	60,301	1,850
Bank loans collateralized by land and buildings, repayable quarterly from June 2009 to December 2009, interest at floating rate (6.17% as of December 31, 2006)	—	8,149	250
Bank loans collateralized by land and buildings, repayable in December 2009, interest at floating rate (6.16% as of December 31, 2006)	—	2,380	73
Bank loans collateralized by land and buildings, repayable in December 2009, interest at floating rate (6.16063% as of December 31, 2006)	—	2,288	70

	6,734,767	13,024,064	399,634
Less – current portion	(2,300,916)	(2,335,284)	(71,657)

	4,433,851	10,688,780	327,977

As of December 31, 2006, there was no unused credit line for the research and development subsidy loan. The line expires upon completion of the research project. Also, pursuant to the agreement signed by ChipMOS Taiwan with the Industrial Development Bureau (IDB) in respect to the research and development subsidy loan, ChipMOS Taiwan is obligated to pay a maximum of NT$4,919 thousand or a certain percentage (2%) of sales of products developed for 3 years after completing the project. In 2004, ChipMOS Taiwan paid NT$4,919 thousand to IDB.

Unused credit lines of long-term bank loans as of December 31, 2006 totaled approximately NT$3,123,974 thousand.

Under one of the syndicated bank loan facility agreements, ChipMOS Taiwan is required to:

(1)	Ensure that ChipMOS Bermuda and SPIL maintain a percentage of direct ownership in ChipMOS Taiwan of at least 50% of outstanding shares and have control over its operation.

(2)	Maintain certain financial ratios.

As of December 31, 2006, ChipMOS Bermuda and SPIL have 99.18% of direct ownership in ChipMOS Taiwan and have control over its operations.

ChipMOS Taiwan was in compliance with the financial ratio requirements as of December 31, 2006.

As of December 31, 2006, certain land and buildings (including land use rights) and machinery with an aggregate net book value of NT$2,139,452 thousand and NT$13,444,477 thousand, respectively, and time deposits in an aggregate amount of NT$29,633 thousand were mortgaged as collateral for the long-term loans.

15.	LONG-TERM LOANS (continued)

Future minimum principal payments under the long-term loans as of December 31, 2006 are as follows:

	Amount
	NT$	US$
	(in thousands)
2007	2,335,284	71,657
2008	3,540,446	108,636
2009	3,774,024	115,803
2010	2,181,138	66,927
2011	999,972	30,683
Thereafter	193,200	5,928

	13,024,064	399,634

16.	PENSION PLAN

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

Taiwan has a new pension scheme law effective July 1, 2005. The new pension scheme is a defined contribution scheme. All new employees who join or joined ChipMOS Taiwan and ThaiLin after July 1, 2005 must participate in the new scheme. Existing employees can choose to stay with the old scheme or to join the new scheme. Under the new scheme, ChipMOS Taiwan and ThaiLin are required to contribute 6% of the employees’ salary into the employees’ own pension fund accounts managed by the government.

Before the consummation of the mergers of CHANTEK into ChipMOS Taiwan and ChipMOS Logic into ThaiLin, CHANTEK and ChipMOS Logic requested a refund of the money deposited in the Central Trust of China. After the mergers, ChipMOS Taiwan and ThaiLin made monthly contributions to the pension fund for the employees transferred from CHANTEK and ChipMOS Logic as well.

The employees of ChipMOS Shanghai are required to participate in a central pension scheme operated by the local municipal government. Contributions are made based on a percentage of the employees’ salaries and bonuses, if applicable, and are charged to the income statement as incurred.

Certain pension information is as follows:

a.	Net pension cost

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Service cost	56,065	30,021	1,688	52
Interest cost	8,038	8,159	7,790	239
Projected return on plan assets	(5,304)	(4,500)	(4,740)	(145)
Amortization	(143)	53	53	2
Curtailment gain	655	1,031	780	24

	59,311	34,764	5,571	172

16.	PENSION PLAN (continued)

b.	Reconciliation of the fund status of the plan and accrued pension cost

		Year Ended December 31,
		2004	2005	2006
		NT$	NT$	NT$	US$
c.		(in thousands)
	Actuarial present value of benefit obligations
	Vested benefit obligation	374	415	1,028	32
	Nonvested benefit obligation	169,835	142,011	141,408	4,339

	Accumulated benefit obligation	170,209	142,426	142,436	4,371
	Additional benefits based on future salaries	143,915	140,827	175,209	5,376

	Projected benefit obligation	314,124	283,253	317,645	9,747
	Plan assets at fair value	(174,349)	(157,043)	(199,991)	(6,137)

	Projected benefit obligation in excess of plan assets	139,775	126,210	117,654	3,610
	Unrecognized net transition obligation	(3,043)	(663)	(610)	(19)
	Unrecognized net gain	(34,058)	(43,889)	(69,472)	(2,131)

	Accrued pension cost	102,674	81,658	47,572	1,460

	Actuarialassumptions
		Year Ended December 31,
d.		2004	2005	2006
	Discount rate used in determining present values	3.25%	2.75%	2.75%
	Future salary increase rate	3.25%	3.25%	4.25%
	Expected rate of return on plan assets	3.25%	2.75%	2.75%
	Changes in pension fund
		Year Ended December 31,
		2004	2005	2006
		NT$	NT$	NT$	US$
		(in thousands)
	Company contributions	32,160	29,892	39,656	1,217

	Payment of benefits	—	—	—	—

17.	SHAREHOLDERS’ EQUITY

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

ChipMOS Taiwan’s Articles of Incorporation provide that the following may be appropriated from the accumulated net income, after deducting any previously accumulated deficit and 10% legal reserve, subject to shareholders’ approval: (a) 10% as bonuses to employees, (b) not more than 2% as remuneration to directors and supervisors, (c) a special reserve, if deemed necessary, and (d) dividends to shareholders.

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

17.	SHAREHOLDERS’ EQUITY (continued)

Stock Options

The Share Option plan provides that the directors, officers, employees and consultants of ChipMOS Bermuda and its affiliates may be granted options to purchase common shares of ChipMOS Bermuda at specified exercise prices.

The following table summarizes information about stock options outstanding at December 31, 2006.

Name	Date of grant	Exercise Price	Number outstanding	Market Price at grant	Market Price at Year End	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after
		US$		US$	US$
020403ESOP	April 3, 2002	4.0375	870,450	4.75	6.79	— April 3, 2003	131,225 April 3, 2004	358,621 April 3, 2005	380,604 April 3, 2006
030613ESOP	June 13, 2003	0.7650	1,060,050	1.09	6.79	— December 13, 2003	258,999 December 13, 2004	312,463 December 13, 2005	488,588 December 13, 2006
031001ESOP	October 1, 2003	1.7425	502,001	2.05	6.79	71,001 October 1, 2004	92,000 October 1, 2005	160,750 October 1, 2006	178,250 October 1, 2007
031103ESOP	November 3, 2003	1.7425	26,300	3.70	6.79	2,750 November 3, 2004	3,750 November 3, 2005	9,900 November 3, 2006	9,900 November 3, 2007
040430ESOPA	April 30, 2004	6.6300	1,035,925	7.8	6.79	249,800 April 30, 2005	256,925 April 30, 2006	264,600 April 30, 2007	264,600 April 30, 2008
040430ESOPB	April 30, 2004	5.6400	—	7.8	6.79	— April 30, 2005	— April 30, 2006	— April 30, 2007	— April 30, 2008
040813ESOP	August 13, 2004	3.6000	934,200	3.6	6.79	135,850 August 13, 2005	249,700 August 13, 2006	274,325 August 13, 2007	274,325 August 13, 2008
060831ESOPB	August 31, 2006	5.1425	315,000	6.05	6.79	63,000 August 31, 2006	63,000 August 31, 2007	63,000 August 31, 2008	63,000 August 31, 2009	63,000 August 31, 2010
060831ESOPA	August 31, 2006	5.1425	1,640,060	6.05	6.79	410,303 August 31, 2007	409,919 August 31, 2008	409,919 August 31, 2009	409,919 August 31, 2010
060920ESOP	September 20, 2006	5.2190	36,000	6.14	6.79	9,000 September 20, 2007	9,000 September 20, 2008	9,000 September 20, 2009	9,000 September 20, 2010
061020ESOP	October 20, 2006	5.1000	23,000	6.00	6.79	5,750 October 20, 2007	5,750 October 20, 2008	5,750 October 20, 2009	5,750 October 20, 2010
061120ESOP	November 20, 2006	4.8110	69,000	5.66	6.79	17,250 November 20, 2007	17,250 November 20, 2008	17,250 November 20, 2009	17,250 November 20, 2010
061220ESOP	December 20, 2006	5.7205	46,750	6.73	6.79	11,689 December 20, 2007	11,687 December 20, 2008	11,687 December 20, 2009	11,687 December 20, 2010

			6,558,736

The Company has applied APB Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations, for stock options issued to employees in accounting for its stock option plans. Therefore, NT$136,154 thousand (US$4,178 thousand) of compensation expense has been recognized with NT$18,623 thousand (US$571 thousand) (2005: NT$28,006 thousand) being accounted for through the statement of operations. The Company issued 2,170,510 (2005: nil) stock options in 2006 to its employees. In 2006, 319,200 (2005: 312,750) were forfeited and 1,322,143 (2005: 441,094) were exercised, leaving 6,558,736 (2005: 6,029,569) stock options outstanding at December 31, 2006.

17.	SHAREHOLDERS’ EQUITY (continued)

Share Appreciation Rights

The share appreciation rights plan provides that the directors, officers and employees of ChipMOS Bermuda and its affiliates may be granted cash-settled share appreciation rights.

The following table summarizes information about share appreciation rights outstanding at December 31, 2006.

Name	Date of grant	Exercise Price	Number outstanding	Market Price at grant	Market Price at Year End	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after
060831SARs	September 20, 2006	5.1425	926,110	6.14	6.79	231,553 August 31, 2007	231,519 August 31, 2008	231,519 August 31, 2009	231,519 August 31, 2010
060920SARs	September 20, 2006	5.2190	75,000	6.14	6.79	18,750 September 20, 2007	18,750 September 20, 2008	18,750 September 20, 2009	18,750 September 20, 2010
061020SARs	October 20, 2006	5.1000	42,000	6.00	6.79	10,500 October 20, 2007	10,500 October 20, 2008	10,500 October 20, 2009	10,500 October 20, 2010
061120SARs	November 20, 2006	4.8110	93,000	5.66	6.79	23,250 November 20, 2007	23,250 November 20, 2008	23,250 November 20, 2009	23,250 November 20, 2010
061220SARs	December 20, 2006	5.7205	66,000	6.73	6.79	16,500 December 20, 2007	16,500 December 20, 2008	16,500 December 20, 2009	16,500 December 20, 2010

			1,202,110

During the year, 1,229,110 rights were granted and 27,000 rights were forfeited. As of December 31, 2006, there were 1,202,110 (2005: nil) share appreciation rights outstanding.

The Company recognized compensation expense of NT$24,684 thousand (2005: nil) in respect of share appreciation rights at fair value.

18.	INCOME TAX EXPENSE (BENEFIT)

a.	A reconciliation of income tax expense – current before tax credits and income tax expense on income before income tax at statutory rates is shown below:

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Tax on pretax income at 0%	—	—	—	—
Tax on pre tax income at applicable statutory rates	677,744	752,862	1,354,892	41,573
Tax effect:
Losses carried forward	(274,373)	(476,206)	(246,352)	(7,559)
Tax exempt income	(174,756)	(136,122)	(165,760)	(5,086)
Permanent differences	(10,400)	42,486	(106,793)	(3,277)
Temporary differences	112,515	44,167	(108,075)	(3,316)

Income tax expense – current before tax credits	330,730	227,187	727,912	22,335

The ROC statutory tax rates for 2004, 2005 and 2006 were 25%.

18.	INCOME TAX EXPENSE (BENEFIT) (continued)

b.	Income tax expense (benefit) consists of:

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Income tax expense – current before tax Credits	402,554	227,187	727,912	22,335
Additional 10% on the unappropriated Earnings	—	163,838	111,066	3,408
Income tax credits	(355,923)	(218,672)	(506,285)	(15,535)
Separate and foreign income tax	86	746	—	—

Income tax for the current year	46,717	173,099	332,693	10,208
Net change in deferred income tax assets (liabilities) for the year
Tax credits	(82,277)	76,611	(206,923)	(6,349)
Temporary differences	(165,509)	(237,161)	94,547	2,901
Losses recognized	—	(13,174)	6,764	208
Valuation allowances	(461,529)	(405,487)	280,359	8,603
Losses carried forward	523,549	517,738	133,732	4,103
Adjustment of prior years’ taxes	(2,755)	323	(4,673)	(143)

Income tax expense (benefit)	(141,804)	111,949	636,499	19,531

Since the Company is an exempted company incorporated in Bermuda, a tax-free country, tax on pretax income is calculated at the Bermuda statutory rate of 0% for each year.

ChipMOS Taiwan, under Science Park Regulations, is entitled to an exemption from ROC income taxes for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increases. Such tax exemption will expire on December 31, 2008.

In accordance with the relevant tax rules and regulations in the PRC, ChipMOS Shanghai enjoys income tax exemptions for the first two profitable years and 50% reductions for the following three years. Tax losses can only be carried forward for five years. The PRC statutory rates for 2004 and 2005 were 33%. ChipMOS Shanghai is subject to PRC income tax at 27%.

c.	Deferred income tax assets and liabilities are summarized as follows:

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Net current deferred income tax assets:
Unrealized foreign exchange losses	3,496	3,679	113
Tax credits	110,103	491	15
Loss of market price decline and obsolete and slow-moving inventories	20,616	19,026	584
Unrealized loss on sale allowances	9,455	21,912	672
Others	95,532	89,229	2,738

	239,202	134,337	4,122

Net non-current deferred income tax liabilities:
Losses carried forward	147,132	62,396	1,915
Tax credits	801,450	1,117,985	34,305
Depreciation differences	(556,316)	(627,613)	(19,258)
Unrealized impairment loss on idle fixed Assets	12,586	12,586	386
Others	296,394	273,676	8,397

	701,246	839,030	25,745
Less: Valuation allowances	(793,874)	(1,079,494)	(33,123)

	(92,628)	(240,464)	(7,378)

The deferred income tax components are measured at respective applicable statutory rates as of December 31, 2005 and 2006.

18.	INCOME TAX EXPENSE (BENEFIT) (continued)

d.	The balance and year of expiry of unused investment tax credits and losses carried forward as of December 31, 2006 are as follows:

Year of expiry	R & D expenditures	Machinery and equipment	Losses carried forward
	NT$	NT$	NT$
	(in thousands)
2007	34,184	267,082	—
2008	—	254,505	—
2009	42,732	43,416	—
2010	—	476,557	—
After 2011	—	—	62,396

	76,916	1,041,560	62,396

The deferred tax assets relate to investment tax credits on research and development expenditure and purchases of machinery and equipment which will expire from 2007 to 2010. Under ROC tax regulations, tax credits can be utilized to reduce current income tax obligations only to the extent of 50% of such income tax obligations except in the year when such tax credits will expire, in which case, the entire amount of expiring tax credits may be utilized to reduce the current income tax obligation. The foregoing limitation on the utilization of tax credits, the expiry dates of the tax credits, the level of tax credits expected to be generated from future operations and the level of non-taxable income attributable to the four-year income tax holiday on capacity expansion led management to conclude that it is unlikely that these investment tax credits will be fully realized. Losses carried forward can be used to deduct current income tax obligations up to the extent of taxable income and will expire after five years if not fully utilized by the Company. Accordingly, a valuation allowance on deferred tax assets is recognized as of December 31, 2005 and 2006.

e.	According to ROC tax law, ChipMOS Taiwan’s, ThaiLin’s, ChipMOS Logic’s and CHANTEK’s unappropriated earnings generated in 1998 and thereafter are subject to a tax of 10% in the year when the shareholders resolve that such earnings shall be retained. The retained earnings as of December 31, 2005 and 2006 consist of:

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Before 1998	—	—	—
1998 and thereafter	3,626,488	6,930,120	212,646

	3,626,488	6,930,120	212,646

The income tax returns of ChipMOS Taiwan and ThaiLin through 2003 and 2004, respectively, have been assessed by the tax authorities (Note 22h).

19.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	MVI: A major shareholder.

b.	DenMOS Technology Inc. (DenMOS): An investee of MVI.

c.	ProMOS: An investee of MVI.

d.	SPIL: A major shareholder of ChipMOS Taiwan.

e.	CHANTEK: A former subsidiary of ChipMOS Taiwan. It merged with ChipMOS Taiwan on November 21, 2005.

f.	PlusMOS: A former 25% owned investee of ChipMOS Taiwan. It merged with CHANTEK in April 2004.

g.	Best Home: A 19% owned investee of ChipMOS Taiwan; ChipMOS Taiwan is a major shareholder.

h.	Jesper: The legal owner of the stock in Modern Mind.

i.	Prudent Holdings Group Ltd (Prudent): A 3.4% shareholder.

j.	Mou-Fu: An investee of MVI.

19.	RELATED PARTY TRANSACTIONS (continued)

The significant transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
During the year
Revenue
ProMOS	4,231,658	4,332,058	5,529,273	169,662
MVI	14,273	6	—	—
DenMOS	567,043	271,393	125,040	3,837
PlusMOS	16,751	—	—	—
SPIL	—	—	83	2
CHANTEK	14,699	—	—	—

	4,844,424	4,603,457	5,654,396	173,501

Rental revenue
MVI	4,800	4,800	2,160	66
DenMOS	455	30	—	—
ProMOS	14,057	9,371	9,371	288

	19,312	14,201	11,531	354

Purchases of materials
MVI	637,089	11,964	—	—
SPIL	—	75	—	—

	637,089	12,039	—	—

Operating expenses:
Management expenses
MVI	1,950	—	—	—
Mou-Fu	2,275	3,900	1,950	60

	4,225	3,900	1,950	60

Rental expenses
MVI	2,218	593	—	—
ProMOS	—	1,245	—	—

	2,218	1,838	—	—

Other expenses
Jesper	4,136	—	—	—
ProMOS	1,027	—	—	—
MVI	148	148	144	4
PlusMOS	88	—	—	—

	5,399	148	144	4

Other revenue
SPIL	—	—	62	2
PlusMOS	41	—	—	—
ProMOS	507	522	73	2

	548	522	135	4

Fee for shareholders’ services
Mou-Fu	4,051	2,667	2,520	77

19.	RELATED PARTY TRANSACTIONS (continued)

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
At the end of year
Financial assets at fair value through profit and loss
Stock
MVI	16,792	—	—
ProMOS	7,630	110,778	3,399

	24,422	110,778	3,399

Accounts receivable
ProMOS	1,372,950	1,851,469	56,811
DenMOS	54,901	10,498	322
MVI	—	—	—
Less: Allowances for doubtful receivables	(9,429)	(22,837)	(701)

	1,418,422	1,839,130	56,432

Other receivables
ProMOS	3,174	13,118	403
MVI	852	613	19
SPIL	—	65	2
DenMOS	317	162	5

	4,343	13,958	429

Other payables
MVI	28	25	1
Mou-Fu	348	—	—
ProMOS	781	—	—
SPIL	79	—	—

	1,236	25	1

On August 10, 2000, ChipMOS Taiwan entered into a service agreement with MVI pursuant to which ChipMOS Taiwan is obligated to provide testing and assembly services to MVI (or its customers) whenever requested. This service agreement was amended on September 1, 2002 to change the terms of the storage services ChipMOS Taiwan provides to MVI.

In the period from July to December 2003, MVI transferred its DRAM business to ProMOS. As a result, 28%, 28% and 27% of the Company’s 2004, 2005 and 2006 sales were made to ProMOS. The price was agreed upon quarterly, based on the then fair market price. Payments are made by remittance. The collection term for ProMOS is 75 days after month end, while other related parties have normal collection terms of 60 days after month end. The selling price is the same as for other customers.

On October 11, 2002, ChipMOS Taiwan signed an agreement with Best Home for the construction of a central kitchen in Taiwan and paid NT$216,000 thousand as an advance to Best Home for the purpose of acquiring a suitable site. Best Home did not proceed in a timely manner and on December 17, 2003, the advance was assigned to Prudent, who agreed to pay NT$216,000 thousand back to ChipMOS Taiwan by June 30, 2004. On June 25, 2004, a supplementary agreement was signed with Prudent whereby the payment date was extended to September 30, 2004, and on September 24, 2004, another supplementary agreement was signed with Prudent for the extension of the payment date to December 30, 2004. Prudent also entered into a pledge agreement on the same day whereby the advance of NT$216,000 thousand has been secured by Prudent’s shareholding in ChipMOS Bermuda to the extent of 2,360,000 common shares in favour of ChipMOS Taiwan. ChipMOS Taiwan received full refund of the prepayment from Prudent on November 19, 2004.

19.	RELATED PARTY TRANSACTIONS (continued)

In 2004, ChipMOS Taiwan purchased machinery from ProMOS at a cost of NT$46,284 thousand.

In 2006, ThaiLin acquired motor vehicles from its president Lafair Cho at NT$1,400 thousand.

The payment terms for purchases from related parties are the same as those from other suppliers.

The Company consults its ROC counsel on certain related party transactions and obtains legal opinions, as appropriate, to ensure that such transactions do not violate relevant ROC laws and regulations.

20.	RESTRICTED CASH AND CASH EQUIVALENTS

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Current:
Time deposits (maturing from January 2007 to October 2007)	96,091	51,650	1,585
Deposit for letters of credit	73,218	13,410	411

	169,309	65,060	1,996
Non-current:
Time deposits (matured in March 2007)	29,356	29,633	909

	198,665	94,693	2,905

Time deposits are pledged as collateral for the Company’s customs duties payable, letters of credit and research and development subsidy loans.

21.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a.	Acquisition of subsidiaries

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Net assets acquired:
Cash and bank balances	129,342	—	—	—
Restricted cash and cash equivalent	1,000	—	—	—
Short term investments	299,439	—	—	—
Notes receivable	38,364	—	—	—
Accounts receivable	319,648	—	—	—
Other receivables	15,237	—	—	—
Inventories	245,114	—	—	—
Prepayment and other assets	64,808	—	—	—
Long-term investment	46,231	—	—	—
Property, plant and equipment	1,999,717	—	—	—
Intangible assets	600	—	—	—
Refundable deposits	54,458	—	—	—
Other assets	1,294	—	—	—
Bank loans	(219,752)	—	—	—
Long-term loans	(759,302)	—	—	—
Capital lease payable	(13,933)	—	—	—
Notes payable	(2,479)	—	—	—
Accounts payable	(291,648)	—	—	—
Payable to contractor	(1,650)	—	—	—
Other payables	(650,000)	—	—	—
Income tax payable	(3)	—	—	—
Accrued and other liabilities	(105,791)	—	—	—
Accrued pension	(25,709)	—	—	—
Other non-current liabilities	(1,115)	—	—	—
Minority interest	(833,878)	—	—	—

	309,992	—	—	—
Goodwill on acquisition	5,450	—	—	—

	315,442	—	—	—

Satisfied by:
Cash	67,533	—	—	—
Reclassification to interest in subsidiary	247,909	—	—	—

	315,442	—	—	—

An analysis of the net inflow of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

Cash and bank balances acquired	129,342	—	—	—
Less: cash consideration	(67,533)	—	—	—

	61,809	—	—	—

21.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

b.	Disposal of a subsidiary

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Net assets disposed:
Cash and bank balances	—	46,674	—	—
Accounts receivable	—	7,115	—	—
Inventories	—	38	—	—
Prepayment and other assets	—	3,064	—	—
Property, plant and equipment	—	50,505	—	—
Intangible assets	—	2,099	—	—
Capital lease payable	—	(12,400)	—	—
Accounts payable	—	(794)	—	—
Accrued and other liabilities	—	(514)	—	—
Minority interest	—	(29,429)	—	—

	—	66,358	—	—
Loss on disposal of a subsidiary	—	(2,603)	—	—

	—	63,755	—	—

Cash consideration	—	63,755	—	—

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

Cash consideration	—	63,755	—	—
Less: cash and bank balances disposed	—	(46,674)	—	—

	—	17,081	—	—

22.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

a.	As of December 31, 2006, ChipMOS Taiwan leased parcels of land from the Hsinchu and Tainan Science Park under several agreements expiring on various dates from 2008 to 2017, with renewal options.

The future minimum lease payments under the above-mentioned leases as of December 31, 2006 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2007	17,362	533
2008	17,362	533
2009	17,362	533
2010	17,362	533
2011	17,362	533
Thereafter	104,174	3,196

Total minimum lease payments	190,984	5,861

22.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES (continued)

b.	As of December 31, 2006, ChipMOS USA leased its office under an agreement expiring in 2010.

The future minimum lease payments under the above-mentioned lease as of December 31, 2006 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2007	3,455	106
2008	3,553	109
2009	3,651	112
2010	3,129	96

Total minimum lease payments	13,788	423

c.	As of December 31, 2006, ChipMOS Shanghai leased land under an agreement expiring in August 2052.

The future minimum lease payments under the above-mentioned lease as of December 31, 2006 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2007	1,192	37
2008	1,192	37
2009	1,192	37
2010	1,192	37
2011	1,192	37
Thereafter	48,463	1,486

Total minimum lease payments	54,423	1,671

d.	As of December 31, 2006, ChipMOS HK leased its office under an agreement expiring on June 14, 2010.

The future minimum lease payments under the above-mentioned leases as of December 31, 2006 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2007	1,775	54
2008	1,775	54
2009	1,775	54
2010	740	23

Total minimum lease payments	6,065	185

e.	As of December 31, 2006, ChipMOS Taiwan leased machinery under an agreement expiring in 2009.

The future minimum lease payments under the above-mentioned leases as of December 31, 2006 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2007	44,376	1,362
2008	44,376	1,362
2009	33,282	1,021

Total minimum lease payments	122,034	3,745

22.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES (continued)

f.	On April 20, 1999, ChipMOS Taiwan entered into a semiconductor packaging technology license agreement with Tessera Technologies, Inc. (Tessera). Under this agreement, ChipMOS Taiwan agreed to pay a license fee of US$500 thousand and a royalty fee at a certain percentage of the net sales of certain products. ChipMOS Taiwan paid the total license fee of approximately US$500 thousand (NT$15,888 thousand) in 1999 and amortized the amount over 5 years using the straight-line method. ChipMOS Taiwan also paid approximately US$500 thousand (NT$16,708 thousand) in 2004 as the cumulative production and sales quantity of products bearing Tessera Compliant Chip packages did not meet the commitment schedule as set forth in the agreement. In February 2006, ChipMOS Taiwan and ChipMOS USA received notice of a patent infringement lawsuit brought by Tessera, alleging infringement of several Tessera patents and breach of an existing license agreement with ChipMOS Taiwan. According to Company’s counsel, fact discovery has been ongoing and is scheduled to close on March 31, 2007, although it may be extended beyond that date by order of the Court. Therefore, expert discovery will be continued and the trial date could be moved to April 2008. The Company’s counsel has not formed an opinion as to the outcome of the case.

g.	The Company has unused letters of credit aggregating approximately US$18,168 thousand, Euro 202 thousand, JPY1,768,452 thousand and GBP16 thousand, as of December 31, 2006.

h.	In 2003, tax authorities assessed and adjusted by way of increase the income taxes of ChipMOS Taiwan for 2000 by NT$30,526 thousand. The Company filed an appeal against the assessment. In April 2006, the tax authorities requested the payment of NT$1,786 thousand. The Company paid the tax in May 2006 and the case was closed.

i.	As of December 31, 2006, Modern Mind had a capital commitment in relation to capital contribution to ChipMOS Shanghai of US$127,500 thousand (NT$4,155,000 thousand), which was due on June 6, 2005. On March 21, 2005, Modern Mind obtained approval from the Shanghai Foreign Investment Committee to extend the capital contribution due date to December 6, 2007.

j.	As of December 31, 2006, ChipMOS Shanghai had capital commitments in relation to construction of factories, dormitories and purchase of plant and machinery in the amount of NT$76,901 thousand (US$2,360 thousand).

k.	As of December 31, 2006, ChipMOS Taiwan had capital commitments in relation to purchase of machinery in the amount of approximately US$7,000 thousand (2005: US$110,000 thousand).

l.	On October 16, 2006, Freescale Semiconductor, Inc. (“Freescale”) unilaterally terminated an “Immunity Agreement” (the “Agreement”), ChipMOS Taiwan and Freescale, formerly part of Motorola, Inc. (“Motorola”), entered into in 1999 for ChipMOS Taiwan’s alleged breach of the Agreement. Under the Agreement, ChipMOS Taiwan promised to pay royalties and licensee fees to Motorola for using certain patents owned by Motorola. Freescale replaced Motorola as a party to the Agreement, after Freescale was spun off from Motorola. Freescale has alleged that ChipMOS Taiwan breached the Agreement by failing to pay royalties on certain packages assembled by ChipMOS Taiwan. Freescale claims that such packages are covered by one or more Freescale patents identified in the Agreement while ChipMOS Taiwan contends that such packages are not covered by any patents in the Agreement, or, if covered, those patents are invalid. As such, ChipMOS Taiwan argues Freescale’s unilateral termination of the Agreement has no legal effect. ChipMOS Taiwan has continued to make royalty payments for products it believes are covered by the Agreement. Any payments returned by Freescale have been deposited in a separate escrow account. If Freescale initiates a lawsuit, ChipMOS Taiwan expect to vigorously defend itself. The Company’s counsel has not formed any opinion as to the outcome of the case.

23.	POST BALANCE SHEET EVENTS

Subsequent to the year end on February 13, 2007, the Company agrees to purchase and SPIL (see Notes 1 and 19) agrees to sell all of SPIL’s equity interest in ChipMOS Taiwan at US$0.75 per share, for an aggregate amount of approximately US$191,000 thousand (NT$6,225,000 thousand), and SPIL agrees to subscribe for 12,174,998 newly issued common shares of ChipMOS Bermuda through a private placement, at a price per share of US$6.28, for an aggregate amount of approximately US$76,000 thousand (NT$2,477,000 thousand). Closing of the above transactions is subject to the receipt of certain regulatory approvals in Taiwan and satisfaction of other customary closing conditions. Upon closing of the transactions, ChipMOS Taiwan will become a 99%-owned subsidiary of ChipMOS Bermuda with SPIL owning approximately 14.7% of ChipMOS Bermuda’s outstanding common shares.

24.	DERIVATIVE FINANCIAL INSTRUMENTS

ChipMOS Taiwan has entered into forward exchange contracts and foreign currency options for the years ended December 31, 2004, 2005 and 2006 to hedge its exchange rate risk on foreign-currency assets or liabilities and anticipated transactions. Information on the derivative transactions is as follows:

a.	Forward exchange contracts

As of December 31, 2005 and 2006, there were no outstanding forward contracts.

Net exchange gains on forward exchange contracts were NT$4,710 thousand, NT$1,528 thousand and NT$2,257 thousand for the years ended December 31, 2004, 2005 and 2006, respectively.

b.	European option

ChipMOS Taiwan expects to receive U.S. dollars from its export sales and to pay Japanese yen for its importation of materials, machinery and equipment. It has entered into European-style foreign currency option contracts with banks to hedge exchange rate risks. As of December 31, 2006, ChipMOS Taiwan had no outstanding foreign currency option contracts. For the years ended December 31, 2004, 2005 and 2006, ChipMOS Taiwan realized premium income of nil, NT$36 thousand and nil, respectively.

c.	Interest rate risks

ChipMOS Taiwan has entered into interest rate swap agreements to manage interest rate risk by exchanging a fixed quanto stepping interest rate for a floating rate. The difference in interest rates is calculated quarterly and is credited or charged to income in the current period. The benefit of interest rate swaps recognized was NT$151 thousand as non-operating income in 2004, NT$11,190 thousand as non-operating expenses in 2005 and nil in 2006, respectively.

d.	Transaction risks

1)	Credit risk. The banks with which the Company has entered into the above contracts are reputable and, therefore, the Company is not expected to be exposed to significant credit risks.

2)	Market risk and hedge strategy. The Company is exposed to market risks arising from changes in currency exchange rates due to U.S. dollar denominated accounts receivable, Yen denominated accounts payable and U.S. dollar denominated debt. In order to manage these exposures, the Company sometimes enters into forward contracts and option contracts.

3)	Liquidity and cash requirements. The cash flow requirements with respect to the Company’s forward contracts are limited to the periodic premium payments and the net differences of the contracted settlement rates. On the other hand, call/put options may not have to be exercised at all in cases where the strike price is higher/lower than the related market price at exercise dates.

24.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

e.	The estimated fair values of the Company’s financial instruments are as follows:

	December 31,
	2005		2006
	Carrying Value	Fair Value	Carrying Value	Fair Value
	NT$	NT$	NT$	NT$	US$
	(in thousands)
Assets
Cash and cash equivalents	4,607,003	4,607,003	5,895,904	5,895,904	180,911
Restricted cash and cash equivalents	169,309	169,309	65,060	65,060	1,996
Financial assets at fair value through profit and loss	186,136	186,136	1,929,123	1,929,123	59,194
Notes receivable	30,580	30,580	31,103	31,103	954
Accounts receivable:
Related parties	1,418,422	1,418,422	1,839,130	1,839,130	56,432
Third parties	2,525,864	2,525,864	3,190,520	3,190,520	97,899
Other receivables:
Related parties	4,343	4,343	13,958	13,958	429
Third parties	161,894	161,894	31,812	31,812	976
Long-term investments	404,124	404,124	366,742	366,742	11,253
Restricted cash and cash equivalents	29,356	29,356	29,633	29,633	909
Refundable deposits	18,290	18,290	30,604	30,604	939

Liabilities
Bank loans	467,834	467,834	1,055,310	1,055,310	32,381
Commercial notes payable	149,413	149,413	—	—	—
Accounts payable:
Third parties	728,709	728,709	803,026	803,026	24,640
Other payables:
Related parties	1,236	1,236	25	25	1
Third parties	404,947	404,947	549,597	549,597	16,864
Payables to contractors and equipment suppliers	465,918	465,918	993,191	993,191	30,475
Convertible notes	2,769,288	2,546,494	5,133,837	4,894,399	150,181
Long-term loans (including current portion)	6,734,767	6,734,767	13,024,064	13,024,064	399,634
Guarantee deposits	1,438	1,438	5,834	5,834	179

Fair values of financial instruments were determined as follows:

1)	Short-term financial instruments – market values.

2)	Financial assets at fair value through profit and loss – market values.

3)	Long-term investments – market value for listed companies and net equity value for the others.

4)	Refundable deposits and guarantee deposits – future values.

5)	Long-term liabilities – based on forecasted cash flows discounted at current interest rates of similar long-term liabilities. The fair value of convertible notes in 2005 was determined by discounted at present value, using an annual interest rate of 1.75%. The fair value of convertible notes in 2006 is determined by an option pricing model. Other long-term liabilities are their carrying values as they use floating interest rates.

The fair value of non-financial instruments was not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not equal the fair value of the Company.

25.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company engages mainly in the research and development, manufacturing, assembly, testing and turnkey of semiconductors. In accordance with Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosure About Segments of an Enterprise and Related Information”, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews these segment results by Testing, Assembly, Testing and Assembly for LCD and other Flat-Panel Display Driver Semiconductors and Turnkey when making decisions about allocating resources and assessing the performance of the Company. Due to the increasing importance of the LCD and other flat-panel display driver semiconductor services and the fact that those services include a combination of testing and assembly, commencing from 2003, the Company views LCD and other flat-panel display driver semiconductor services as a separate, distinct segment of its business. Financial segment information required by SFAS No. 131 is as follows:

a.	Semiconductor testing, assembly, turnkey services and LCD and other flat-panel display driver semiconductors services.

	2004
	Testing	Assembly	Turnkey	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Revenue from customers	6,021,603	5,790,844	473,588	2,749,776	15,035,811	—	15,035,811
Cost of revenues	3,793,499	4,817,792	466,676	1,779,542	10,857,509	—	10,857,509

Segment gross Profit	2,228,104	973,052	6,912	970,234	4,178,302	—	4,178,302

Depreciation and amortization	2,463,661	432,076	—	602,900	3,498,637	38,200	3,536,837

Segment assets	12,553,449	4,905,247	—	3,493,695	20,952,391	10,218,051	31,170,442

Expenditure for Segment assets	5,058,814	1,214,331	—	1,907,084	8,180,229	6,917	8,187,146

	2005
	Testing	Assembly	Turnkey	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Revenue from customers	6,459,876	5,655,924	—	3,098,181	15,213,981	—	15,213,981
Cost of revenues	4,422,189	4,611,166	—	2,229,276	11,262,631	—	11,262,631

Segment gross Profit	2,037,687	1,044,758	—	868,905	3,951,350	—	3,951,350

Depreciation and amortization	2,674,907	721,366	—	928,256	4,324,529	14,601	4,339,130

Segment assets	10,752,571	3,820,493	—	5,839,945	20,413,009	11,286,897	31,699,906

Expenditure for Segment assets	3,749,482	1,538,969	—	2,384,250	7,672,701	4,532	7,677,233

	2006
	Testing	Assembly	Turnkey	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Revenue from customers	9,340,098	6,589,568	—	4,445,521	20,375,187	—	20,375,187	625,198
Cost of revenues	5,561,129	5,141,192	—	3,551,024	14,253,345	—	14,253,345	437,353

Segment gross Profit	3,778,969	1,448,376	—	894,497	6,121,842	—	6,121,842	187,845

Depreciation and amortization	3,199,756	941,499	—	1,402,828	5,544,083	14,758	5,558,841	170,569

Segment assets	16,032,994	6,232,564	—	8,223,913	30,489,471	15,522,394	46,011,865	1,411,840

Expenditure for Segment assets	8,654,928	3,171,805	—	3,888,814	15,715,547	2,213	15,717,760	482,288

25.	SEGMENT AND GEOGRAPHIC INFORMATION (continued)

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

b.	Net revenue:

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Area
ROC	12,153,303	11,953,905	15,870,717	486,981
U.S.	1,686,641	1,702,629	3,061,059	93,927
Korea	126,971	535,134	660,738	20,274
Japan	541,747	482,587	541,961	16,630
Others	527,149	539,726	240,712	7,386

	15,035,811	15,213,981	20,375,187	625,198

c.	Net sales to customers representing at least 10% of net total sales:

	Year Ended December 31,
	2004		2005		2006
	Amount	%	Amount	%	Amount	%	Amount
	NT$		NT$		NT$		US$
	(in thousands)
Customer
ProMOS	4,231,658	28	4,332,058	28	5,529,273	27	169,662
Powerchip	1,721,993	11	2,233,504	15	2,834,956	14	86,989
Himax Technologies Inc.	912,079	6	1,325,766	9	2,245,355	11	68,897

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”), which differ in the following respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”):

Adoption of SFAS No. 123(R) “Share-Based Payment”

Prior to January 1, 2006, the Company had elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and Financial Accounting Standards Board (“FASB”) Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company’s stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“SFAS No. 148”), which amended certain provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) by providing alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation.

Pro forma information regarding the Company’s net income and net earnings per share is required by SFAS No. 123(R) and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123 as disclosed in note 28i to the 2005 audited consolidated financial statements.

The fair value for options granted has been estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Risk free interest rate	Expected life	Expected volatility	Expected dividend yield
020403ESOP	4.75%	5 years	114.91%	0%
030613ESOP	4.75%	3 years	148.73%	0%
031001ESOP	4.75%	3 years	118.07%	0%
031103ESOP	4.75%	3 years	120.72%	0%
040430ESOPA	1.75%	3 years	123.07%	0%
040430ESOPB	1.75%	3 years	123.07%	0%
040813ESOP	1.75%	3 years	112.40%	0%

The following table illustrates the effect on net income and net earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

	Year Ended December 31, 2005
	NT$	US$
	(in thousands)
Net income based on US GAAP	805,383	24,713
Add: Compensation expenses as reported	28,006	859
Less: Compensation expenses determined under fair value based method	(171,377)	(5,259)

Adjusted net income, fair value based method	662,012	20,313

Basic earnings per share
As reported	11.92	0.37

SFAS 123 adjusted	9.80	0.30

Diluted earnings per share
As reported	11.21	0.34

SFAS 123 adjusted	9.48	0.29

The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF No. 96-18”), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date as defined in EITF No. 96-18.

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R) “Share-Based Payments” (SFAS No. 123(R)). For grants where the Company had previously presented the required SFAS 123 pro forma disclosures, using a fair value method (Black-Scholes), the Company adopted the new standard using the modified prospective method. Under this method, the Company will record the fair value of all new awards and any awards modified, repurchased or cancelled after January 1, 2006. The Company also will recognize compensation cost for those awards granted prior to January 1, 2006 that were measured at fair value for pro forma disclosure purposes, to the extent that those awards continue to vest after January 1, 2006. For grants where the Company had previously presented the required SFAS 123 pro forma disclosures using the minimum value method, the Company adopted the new standard using the prospective transition method. As such, for those awards, the Company will continue to apply APB 25 in future periods.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company’s net income for the year ended December 31, 2006, is NT$90,870 thousand (US$2,788 thousand) lower and the effect on basic and diluted earnings per share, respectively, is a decrease of NT$1.32 (US$0.04) and NT$1.27 (US$0.04), lower than if it had continued to account for share-based compensation under APB No. 25. If the Company had not adopted Statement 123(R), pro forma basic and diluted earnings per share for the year ended December 31, 2006 would have been NT$19.54 (US$0.60) and NT$18.79 (US$0.58), compared to reported basic and diluted earnings per share of NT$18.22 (US$0.56) and NT$17.52 (US$0.54).

The total stock-based compensation expense resulting from stock options was included in general and administrative expenses in the consolidated statements of operations.

Please refer to note 27i below for additional disclosure required by SFAS No. 123(R).

Adoption of SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”

The Company adopted SFAS No. 158 effective December 31, 2006. The adoption of SFAS No. 158 resulted in a decrease in total shareholders’ equity of NT$63,395 thousand (US$1,945 thousand) as of December 31, 2006. For further information regarding the impact of the adoption of SFAS 158, refer to Notes 27a and 27e.

a.	Bonuses to employees, directors and supervisors

According to ROC regulations and the Articles of Incorporation of ChipMOS Taiwan, a portion of distributable earnings should be appropriated as bonuses to employees and remuneration to directors and supervisors of ChipMOS Taiwan. The remuneration to directors and supervisors is paid in cash, while bonuses to employees may be granted in cash or stock or both. ChipMOS Bermuda’s portion of these appropriations is charged to earnings of ChipMOS Bermuda under ROC GAAP based on the amount to be paid as provided by ChipMOS Taiwan’s Articles of Incorporation and is presented as a separate line item below minority interest in the accompanying consolidated statements of operations. No bonuses were paid to employees, directors and supervisors for the year ended December 31, 2004. During 2006, ChipMOS Taiwan and ThaiLin paid NT$241,734 thousand (2005: NT$165,744 thousand) and NT$73,552 thousand (2005: NT$56,622 thousand), respectively, in bonuses to directors, supervisors and employees.

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

b.	Financial assets

Prior to January 1, 2006, under ROC GAAP, marketable equity securities were carried at the lower of aggregate cost or market value, and debt securities at cost, with only unrealized losses recognized when losses are irrecoverable. Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold-to-maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity; however, unrealized losses relating to declines in fair value deemed to be other than temporary are recorded in earnings. The 2004 and 2005 adjustments in the reconciliations below relate to the Company’s equity securities that are classified as trading and available-for-sale securities under U.S. GAAP. There is no difference between ROC GAAP and U.S. GAAP effective January 1, 2006.

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

Under the equity method, the Company’s proportionate share of the income (loss) of the investee is generally recognized in the year the income (loss) is earned. However, under ROC GAAP, if audited financial statements of an investee were not available for the Company to apply the equity method due to time constraints and such equity interests were below a certain materiality threshold, the Company was permitted to delay the recognition of income (loss) until the following year. Under U.S. GAAP, there are no provisions that allow the investor company to delay recognition of its equity in the investee’s income or loss. The 2004 and 2006 U.S. GAAP adjustments represent the proportionate share of loss of long-term investment in 2004 and 2006. In 2005, there was no such difference.

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

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

f.	Depreciation of property, plant and equipment and employee dormitory building

Under ROC GAAP, the estimated life of a building can be as long as 55 years based on the ROC Internal Revenue Code. For U.S. GAAP purposes, building lives are estimated to be 25 years.

g.	Transfer of building and facilities from MVI

The Company purchased buildings and facilities from MVI in 1997. The costs of assets purchased from MVI were based on MVI’s book value of such building and facilities on a specified cut-off date plus an additional payment of NT$173,174 thousand representing compensation to MVI. This additional payment of NT$173,174 thousand was capitalized by the Company as allowed under ROC GAAP. Under U.S. GAAP, assets acquired are recorded at amounts that do not exceed their fair values. Also, generally under U.S. GAAP, the transferee should record the assets transferred from related parties with significant influence at the predecessor’s basis. Therefore, the transfer of assets from MVI was recorded at MVI’s predecessor cost basis and NT$173,174 thousand was deducted from the capital surplus and building and facilities for the purposes of U.S. GAAP.

h.	Inventory

As discussed in paragraphs e., f. and g., the amortization of start-up costs, the depreciation of property, plant and equipment and employee dormitory building, and depreciation on the assets transferred from MVI were reconciled for U.S. GAAP purposes. Some of such expenses were recorded in manufacturing expenses and therefore affect ending inventory balances under U.S. GAAP.

i.	Capital surplus

Under ROC GAAP, the following items are treated as capital surplus: (a) premium on issuance of common stock and (b) gain, net of applicable income tax, on disposal of properties. Under U.S. GAAP, item (a) is the same as in ROC GAAP; and item (b) is recorded as part of net income, which is then included as a component of retained earnings. However, starting in 2001, the treatment of item (b) under ROC GAAP became the same as that under U.S. GAAP.

j.	Impairment of long-lived assets

Under U.S. GAAP, impairment losses for assets to be held and used are recorded in current period earnings and create a new cost basis for related assets going forward, and cannot be reversed subsequently. Under U.S. GAAP, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets to the net book value of the assets. If the recoverability test indicates that impairment has occurred, the impairment loss is the amount of the asset’s net book value in excess of the related fair value. Prior to January 1, 2005, there is no requirement to provide for impairment of long-lived assets under ROC GAAP. Therefore, the Company applied U.S. GAAP to evaluate the long-lived assets for impairment purposes in 2004. In 2005, the adjustment for impairment of long-term investment represented the additional impairment to be recognized after the reversal of amortization of goodwill in respect of the long-term investment. In 2006, the adjustment represents the reversal of impairment loss recognized under ROC GAAP that was already recognized under U.S. GAAP in 2005.

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

k.	Stock bonus and dividends

Under ROC GAAP, stock bonus and dividends are recorded at par value with a charge to retained earnings. Under U.S. GAAP, if the distribution is less than 25 percent of the same class of shares outstanding, the fair value of the shares issued should be charged to retained earnings and capital surplus. Accordingly, in 2005, an adjustment of NT$61,632 thousand was included in the reconciliation, representing the difference between the fair value and the par value of ThaiLin stock.

l.	Earnings per share (EPS)

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

m.	Interest capitalization

Under ROC GAAP, interest on borrowings during construction conceptually should be capitalized in the assets that are constructed or produced for a company’s own use. However, if equity capital is raised during a year, no capitalization interest is recorded for the amount of property acquired up to the equity capital raised in that year. Under U.S. GAAP, SFAS No. 34 “Capitalization of Interest Cost”, interest is generally capitalized on assets until they are available and ready for use.

n.	Goodwill and negative goodwill

Prior to January 1, 2006, under ROC GAAP, goodwill arises as the difference between acquisition cost and the proportionate equity of the investee company acquired and was amortized over a five-year period, whereas under U.S. GAAP such goodwill is not amortized, but is subject to impairment tests.

Negative goodwill arises when the fair values of the net assets acquired exceed the purchase price. Prior to January 1, 2006, under ROC GAAP, negative goodwill was amortized over a five-year period whereas, under U.S. GAAP, that negative goodwill is firstly allocated pro rata to reduce amounts assigned to acquired assets. If negative goodwill still remains, it is recognized as extraordinary gain in the period in which the business combination is initially recognized. The negative goodwill of NT$20,275 thousand arising from the merger of CHANTEK into ChipMOS Taiwan was credited to property, plant and equipment under U.S. GAAP.

There is no difference between ROC GAAP and U.S. GAAP since January 1, 2006.

o.	Allowance for loss and scrap loss on inventories

ROC GAAP does not specify the classification of allowance for loss on inventories, therefore, the recovery of allowance for loss on inventories of NT$67,002 thousand and NT$74,581 thousand (US$2,274 thousand) for 2004 and 2005 has been classified under non-operating income. Under U.S. GAAP, the allowance for loss on inventories should be classified in the income statement as a component of cost of revenue.

ROC GAAP does not specify the classification of scrap loss on inventories, therefore in 2005, NT$75,602 thousand (US$2,305 thousand) has been classified under non-operating expense. Under U.S. GAAP, the scrap of inventories should be classified in the income statement as a component of cost of revenue.

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

p.	Convertible notes

Under ROC GAAP, there is no requirement to account for the fair value of a conversion feature embedded in CN due 2009 as it was issued before January 1, 2006. Under U.S. GAAP, the Company accounts for the fair value of the conversion feature of its convertible notes in accordance with SFAS No. 133 “Accounting For Derivative Instruments And Hedging Activities” and related pronouncements, which require the Company to bifurcate and separately account for the conversion feature as embedded derivatives contained in the Company’s convertible notes. The Company carried these embedded derivatives on its balance sheet at fair value and changes in fair values of these embedded derivatives are reflected in the consolidated statement of operations. Commencing January 1, 2006, ROC GAAP requires the Company to bifurcate and separately account for put and call option features contained in the Company’s convertible notes issued after 2005. The Company issued convertible notes (CN due 2011) on September 29, 2006. The Company carried the put and call options of the CN due 2011 on the balance sheet at fair value with changes in fair values reflected in the consolidated statement of operations. The other conversion features are recorded in equity. (see Note 27 j.)

Commencing from January 1, 2006, under ROC GAAP, the issue costs of convertible notes are recorded as a reduction of the convertible notes. Under U.S. GAAP the issue costs are capitalized as deferred assets and amortized over the period of the convertible notes.

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

The following reconciles net income and shareholders’ equity under ROC GAAP as reported in the accompanying consolidated financial statements to net income and shareholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Net income
Net income based on ROC GAAP	1,675,882	928,203	2,121,342	65,092
Adjustments:
Amortization of deferred charge	—	—	(4,935)	(151)
Amortization of start-up costs	9,916	2,305	2,237	68
Depreciation of property, plant and equipment and employee dormitory building	(14,444)	(14,957)	(22,200)	(681)
Transfer of building and facilities from MVI	1,299	1,075	741	23
Marketable securities – trading	10,567	(9,604)	2,613	80
Interest capitalization	(3,130)	(33,858)	(19,793)	(607)
Accrual for bonuses to employees, directors and supervisors	—	(269,003)	(314,485)	(9,650)
Reversal of goodwill amortization	—	62,362	—	—
(Impairment loss) reversal of impairment loss on long-term investment	—	(79,363)	33,130	1,016
Stock bonus	—	(61,632)	—	—
Depreciation of interest capitalization	(5,728)	—	—	—
Effect of U.S. GAAP adjustments on income taxes	—	13,598	10,512	323
Stock-based compensation	—	—	(90,870)	(2,788)
Amortization of discount on convertible notes	—	(72,480)	(237,497)	(7,287)
Gain (loss) on embedded derivative liabilities	—	149,732	(394,646)	(12,109)
Loss on redemption of convertible notes	—	—	(10,549)	(324)
Minority interests	(6,508)	186,643	193,635	5,941
Equity accounting for long-term investment	(2,362)	2,362	(16,129)	(495)

Net decrease in net income	(10,390)	(122,820)	(868,236)	(26,641)

Net income based on U.S. GAAP	1,665,492	805,383	1,253,106	38,451

Earnings per share – basic	26.38	11.92	18.22	0.56

Earnings per share – diluted	26.22	11.21	17.52	0.54

Number of weighted average shares outstanding – Basic	63,141	67,546	68,781	68,781

Number of weighted average shares outstanding – diluted	63,517	82,572	71,504	71,504

The following table reconciles the denominator to calculate basic and diluted earnings per share:-

		December 31,
		2004	2005	2006
		(in thousands)
Basic number of shares		63,141	67,546	68,781
Add: stock options		376	1,602	2,723
convertible notes		—	13,424	—

Diluted number of shares		63,517	82,572	71,504

The following table reconciles the numerator to calculate basic and diluted earnings per share:-

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Net income based on U.S. GAAP	1,665,492	805,383	1,253,106	38,451
Add: amortization of discount on convertible notes	—	72,480	—	—
interest expense (net of tax)	—	48,062	—	—

Income available to common stockholders adjusted for the effects of assumed exercise of options and conversion of notes	1,665,492	925,925	1,253,106	38,451

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Shareholders’ equity
Shareholders’ equity based on ROC GAAP	17,253,117	19,091,961	22,884,867	702,205

Adjustments:
Technology transfer in payment of capital Stock
Original cost	(750,000)	(750,000)	(750,000)	(23,013)
Accumulated amortization of technology transfer in payment of capital stocks	750,000	750,000	750,000	23,013
Start-up costs
Original cost	(61,124)	(61,107)	(60,151)	(1,846)
Accumulated amortization of start- up costs	51,193	53,400	54,668	1,677
Net effect on inventories	(134)	(53)	(40)	(1)
Depreciation of property, plant and equipment and employee dormitory building	(85,431)	(100,388)	(122,589)	(3,762)
Transfer of building and facilities from MVI
Original cost	(173,174)	(173,174)	(173,174)	(5,314)
Depreciation and gain on disposal of building and facilities from MVI	168,076	169,155	169,883	5,213
Net effect on inventories	(22)	(26)	(13)	—
Unrealized holding gain on available-for- sale securities	—	5,648	—	—
Accrual for bonuses to employees, directors and supervisors	—	(269,003)	(459,539)	(14,101)
Pension expenses	(1,898)	(1,898)	(65,293)	(2,003)
Marketable securities – trading	6,991	(2,613)	—	—
Long-term investments	(5,562)	—	—	—
Reversal of goodwill amortization	—	62,362	—	—
Impairment loss on long-term investment	—	(79,363)	—	—
Interest capitalization	118,757	118,757	118,757	3,644
Amortization of interest capitalization	(42,935)	(76,793)	(96,586)	(2,964)
Effect of U.S. GAAP adjustments on income taxes	(2,297)	11,301	21,813	670
Equity component of convertible notes	—	—	(271,509)	(8,331)
Loss on redemption of convertible notes	—	—	(10,549)	(324)
Amortization of deferred charge	—	—	(4,935)	(151)
Amortization of discount on convertible notes	—	(72,480)	(309,977)	(9,511)
Gain on embedded derivative liabilities	—	149,732	(244,914)	(7,515)

Net decrease in shareholders’ equity	(27,560)	(266,543)	(1,454,148)	(44,619)

Shareholders’ equity based on U.S. GAAP	17,225,557	18,825,418	21,430,719	657,586

Changes in shareholders’ equity based on U.S. GAAP
Balance, beginning of the year	11,649,297	17,225,557	18,825,418	577,644
Issuance of capital	1,154,444	—	—	—
Issuance of option warrants	19,673	—	(1,088)	(33)
Effect of merger	—	(39,768)	—	—
Exercise of option warrants	90,414	40,418	131,268	4,028
Forfeiture of option warrants	—	21,477	—	—
Adjustment arising from change in ownership percentage in subsidiaries	—	(26,046)	86,316	2,649
Reversal of unrealized loss (gain) on available-for-sale securities	12,507	5,648	(5,648)	(173)
Stock-based compensation	—	—	90,870	2,788
Cumulative translation adjustments	(164,684)	186,313	78,345	2,404
Net income for the year	1,665,492	805,383	1,253,106	38,451
Adjustment of equity method for long-term Investment	133,452	(54,178)	1,178	36
Unrecognized pension expenses	—	—	(44,643)	(1,370)
Adjustment for stock bonus	—	12,827	—	—
Conversion of convertible notes	—	—	225,840	6,929
Minority interests	2,664,962	647,787	789,757	24,233

Balance, end of the year	17,225,557	18,825,418	21,430,719	657,586

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

A reconciliation of the significant balance sheet accounts to the approximate amounts determined under U.S. GAAP is as follows:

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Current assets
As reported	10,046,913	14,232,559	436,716
U.S. GAAP adjustments
Marketable securities – trading	3,035	—	—
Effect of inventory adjustments:
Start-up costs	(53)	(40)	(1)
Depreciation of fixed assets	322	371	11
Transfer of building and facilities from MVI	(26)	(13)	—

As adjusted	10,050,191	14,232,877	436,726

Long-term investments
As reported	404,124	366,742	11,253
U.S. GAAP adjustments
Reversal of goodwill amortization	62,362	—	—
Impairment loss on long-term investments	(79,363)	—	—

As adjusted	387,123	366,742	11,253

Property, plant and equipment – net
As reported	20,420,066	30,494,323	935,696
U.S. GAAP adjustments
Start-up costs	(7,707)	(5,483)	(168)
Depreciation of fixed assets	(114,202)	(134,821)	(4,137)
Transfer of building and facilities from MVI	(4,019)	(3,291)	(101)
Interest capitalization	66,988	47,195	1,448
Negative goodwill	(20,275)	(20,275)	(622)

As adjusted	20,340,851	30,377,648	932,116

Other assets
As reported	559,827	565,270	17,344
U.S. GAAP adjustments
Depreciation of employee dormitory building	(11,532)	(13,163)	(404)

As adjusted	548,295	552,107	16,940

Current liabilities
As reported	7,857,499	6,747,480	207,041
U.S. GAAP adjustments
Fair value of embedded derivative liabilities	160,899	—	—
Discount on convertible notes	(310,631)	—	—
Amortization of discount on convertible notes	72,480	—	—
Accrual for bonuses to employees, directors and supervisors	269,003	459,539	14,101

As adjusted	8,049,250	7,207,019	221,142

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Long-term liabilities
As reported	4,433,851	15,900,519	487,896
U.S. GAAP adjustments
Loss on redemption of convertible notes	—	10,549	324
Equity component of convertible notes	—	370,209	11,359
Fair value of embedded derivative liabilities	—	244,914	7,515
Amortization of discount on convertible notes	—	309,977	9,511

As adjusted	4,433,851	16,836,168	516,605

Other liabilities
As reported	374,719	478,999	14,698
U.S. GAAP adjustments
Pension expense	1,898	65,293	2,003
Effect of U.S. GAAP adjustments on income taxes	(11,301)	(21,813)	(670)
Negative goodwill	(20,275)	(20,275)	(622)

As adjusted	345,041	502,204	15,409

As a result of the adjustments presented above, the approximate amounts of total assets under U.S. GAAP were NT$31,653,560 thousand and NT$45,976,110 thousand as of December 31, 2005, and 2006, respectively.

The following U.S. GAAP condensed statements of operations for the years ended December 31, 2004, 2005 and 2006 have been derived from the audited financial statements and reflect the adjustments presented above. Certain accounts have been reclassified to conform to U.S. GAAP.

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Net revenue	15,035,811	15,213,981	20,375,187	625,198
Cost of revenue	10,792,445	11,273,617	14,270,950	437,894

Gross profit	4,243,366	3,940,364	6,104,237	187,304
Operating expenses	1,283,895	1,837,689	1,769,838	54,306

Income from operations	2,959,471	2,102,675	4,334,399	132,998
Non-operating income (expenses) – net	(459,011)	(478,833)	(849,536)	(26,067)

Income before income tax	2,500,460	1,623,842	3,484,863	106,931

Net income	1,665,492	805,383	1,253,106	38,451

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Recent accounting pronouncements

The Company is required by U.S. SEC Staff Accounting Bulletin No. 74 to make certain disclosures about the effect that recently issued accounting standards will have on the financial statements adopted for future periods.

On September 29, 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”). SFAS No. 158 requires an employer that sponsors one or more defined benefit pension plans or other postretirement plans to 1) recognize the funded status of a plan, measured as the difference between plan assets at fair value and the benefit obligation, in the balance sheet; 2) recognize in shareholders’ equity as a component of accumulated other comprehensive loss, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not yet recognized as components of net periodic benefit cost; 3) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet; and 4) disclose in the notes to the financial statements additional information about the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

The FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”) in February 2006. SFAS No. 155 amends SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and addresses the application of SFAS No. 133 to beneficial interests in securitized financial assets. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. Additionally, SFAS No. 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The Company is currently assessing the impact SFAS No. 155 will have on the consolidated financial statements but does not anticipate it will be material.

The FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets an amendment of FASB Statement No. 140” (“SFAS No. 156”) in March 2006. SFAS No. 156 requires a company to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset. A company would recognize a servicing asset or servicing liability initially at fair value. A company will then be permitted to choose to subsequently recognize servicing assets and liabilities using the amortization method or fair value measurement method. SFAS No. 156 is effective for fiscal years beginning after September 15, 2006. The Company is currently assessing the impact SFAS No. 156 will have on the consolidated financial statements but does not anticipate it will be material.

On July 13, 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109” (“FIN No. 48”). FIN No. 48 clarifies what criteria must be met prior to recognition of the financial statement benefit of a position taken in an income tax return. FIN No. 48 will require companies to include additional qualitative and quantitative disclosures within their financial statements. The disclosures will include potential tax benefits from positions taken for tax return purposes that have not been recognized for financial reporting purposes and a tabular presentation of significant changes during each period. The disclosures will also include a discussion of the nature of uncertainties, factors which could cause a change, and an estimated range of reasonably possible changes in tax uncertainties. FIN No. 48 will also require a company to recognize a financial statement benefit for a position taken for tax return purposes when it will be more-likely-than-not that the position will be sustained. FIN No. 48 will be effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact FIN No. 48 will have on the consolidated financial statements but does not anticipate it will be material.

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

On September 15, 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 addresses the way companies should measure fair value when they are required to use a fair value measure for recognition and disclosure purposes under generally accepted accounting principles. SFAS No. 157 will require the fair value of an asset or liability to be based on a market based measure which will reflect the credit risk of the company. SFAS No. 157 will also require expanded disclosure requirements which will include the methods and assumptions used to measure fair value and the effect of fair value measures on earnings. SFAS No. 157 will be applied prospectively and will be effective for fiscal years beginning after November 15, 2007 and to interim periods within those fiscal years. The Company is currently assessing the impact SFAS No. 157 will have on the consolidated financial statements.

In September 2006, the U.S. SEC staff issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 was issued to provide interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The Company adopted the provisions of SAB 108 effective December 31, 2006. The adoption of SAB 108 did not have an impact on the consolidated financial statements.

b.	Financial assets at fair value through profit and loss

On December 31, 2005 and 2006, certain investments carried at cost under ROC GAAP were revalued for purposes of U.S. GAAP presentation:

	(ROC GAAP) Carrying Value		(U.S. GAAP) Fair Value
	2005	2006	2005	2006
	NT$	NT$	NT$	NT$	US$
	(in thousands)
Investment in trading securities (Note 4)	186,136	1,929,123	189,171	1,929,123	59,194

Prior to January 1, 2006, the Company used the weighted-average cost method for trading securities and available-for-sale securities when determining the cost basis under ROC GAAP.

The following table shows the gross unrealized losses and fair value of short-term investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category that individual securities have been in a continuous unrealized loss position, at December 31, 2005 and 2006.

	December 31, 2006
	Less than 12 months				12 months or greater
	Fair value		Unrealized losses		Fair value		Unrealized losses
	NT$	US$	NT$	US$	NT$	US$	NT$	US$
	(in thousands)
Stock	257,652	7,906	—	—	—	—	—	—
Open-ended funds	1,671,471	51,288	—	—	—	—	—	—

	1,929,123	59,194	—	—	—	—	—	—

	December 31, 2005
	Less than 12 months				12 months or greater
	Fair value		Unrealized losses		Fair value		Unrealized losses
	NT$	US$	NT$	US$	NT$	US$	NT$	US$
	(in thousands)
Stock	—	—	—	—	156,338	4,766	18,078	551
Open-ended funds	32,833	1,001	167	5	—	—	—	—

	32,833	1,001	167	5	156,338	4,766	18,078	551

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

c.	Goodwill

	December 31, 2006
	NT$	US$
	(in thousands)
Balance, January 1, 2006	127,567	3,914
Arising from acquisition of additional interest in a subsidiary	888	27

Balance, December 31, 2006	128,455	3,941

d.	Income tax expense (benefit)

Income (loss) before income tax, minority interest and interest in bonuses paid by subsidiaries consists of the following:

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Bermuda	(168,257)	(104,290)	(1,000,678)	(30,705)
ROC	2,766,458	1,995,544	4,839,755	148,504
Others	(97,741)	(267,412)	(354,214)	(10,868)

	2,500,460	1,623,842	3,484,863	106,931

Income tax expense (benefit) consists of:-

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Income tax for the current year
Bermuda	—	81,909	89,895	2,758
ROC	46,671	90,756	296,878	9,109
Others	46	434	262	8

	46,717	173,099	387,035	11,875
Deferred income tax
Bermuda	—	—	—	—
ROC	(174,527)	(59,424)	243,625	7,476
Others	(11,239)	(15,647)	—	—

	(185,766)	(75,071)	243,625	7,476
Adjustment of prior years’ income taxes	(2,755)	323	(4,673)	(143)

Income tax expense (benefit)	(141,804)	98,351	625,987	19,208

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

d.	Income tax expense (benefit) (continued)

Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax expense (benefit) which conforms to U.S. GAAP is as follows:

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Tax on pretax income at 0%	—	—	—	—
Tax on pretax income at applicable statutory rates	677,744	637,616	1,350,042	41,425
Additional 10% on the unappropriated earnings	—	163,838	111,066	3,408
Other tax and assessed additional income tax	86	746	—	—
Tax paid by subsidiaries	—	—	—	—
Tax effects of:
Tax-exempt income	(174,756)	(175,422)	(196,026)	(6,015)
Permanent differences
Non-taxable (gain)/loss on sales of investment	14,057	(11,106)	32,130	986
Non-deductible investment losses	(24,501)	104,639	(117,131)	(3,594)
Non-deductible expense	—	70,580	(1,221)	(37)
Temporary differences	(52,950)	(173,673)	—	—
Tax credits – utilized	(355,923)	(218,672)	(506,285)	(15,535)
– deferred	(82,277)	76,611	(206,923)	(6,349)
Valuation allowance	(461,529)	(405,487)	284,392	8,726
Loss recognized	—	—	(6,764)	(207)
Losses carried forward	321,000	28,358	(246,352)	(7,559)
Losses carried forward – deferred	—	—	133,732	4,103
Adjustment of prior year’s income tax	(2,755)	323	(4,673)	(144)

Income tax expense (benefit)	(141,804)	98,351	625,987	19,208

The components of net deferred income tax assets (liabilities) were as follows:

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Deferred income tax assets
Current
Unrealized foreign exchange loss	3,496	3,679	113
Tax credits	110,103	491	15
Loss of market price decline and obsolescence and slow-moving inventories	20,616	19,026	584
Unrealized loss on sale allowances	9,455	21,912	672
Others	95,532	89,229	2,738

	239,202	134,337	4,122

Non-current
Unrealized impairment loss on idle fixed assets	12,586	12,586	386
Tax credits	801,450	1,117,985	34,305
Losses carried forward	147,132	62,396	1,915
Building	1,011	826	25
Start-up costs	1,940	1,381	42
Others	296,394	274,434	8,421

	1,260,513	1,469,608	45,094
Valuation allowances	(793,874)	(1,079,494)	(33,123)

	466,639	390,114	11,971

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

d.	Income tax expense (benefit) (continued)

	December 31,
	2005	2006
	NT$	NT$	US$
	(in thousands)
Deferred income tax liabilities
Non-current
Depreciation differences	(531,219)	(596,966)	(18,317)
Interest capitalization	(16,747)	(11,799)	(362)

	(547,966)	(608,765)	(18,679)

	157,875	(84,314)	(2,586)

e.	Pension plans

On September 29, 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. The Company adopted SFAS. No. 158 effective December 31, 2006. The impact of the adoption of SFAS No. 158 has been reflected within the consolidated financial statements as of December 31, 2006. The incremental effect of applying SFAS No. 158 has been disclosed as part of this footnote.

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Components of net periodic benefit cost
Service cost	56,065	30,021	1,688	52
Interest cost	8,038	8,159	7,790	239
Project return on plan assets	(5,304)	(4,500)	(4,740)	(145)
Net amortization and deferral:
Unrecognized net transition Obligation	(143)	53	53	2
Curtailment gain	655	1,031	780	24

Net periodic benefit cost	59,311	34,764	5,571	172

Recognized in other comprehensive Income:
Unrecognized net transition obligation			5	—
Unrecognized actuarial loss			44,638	1,370

Total recognized in other comprehensive income			44,643	1,370

Total recognized in total benefit cost and other comprehensive income			50,214	1,542

The estimated net transition obligation and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost in 2007 is NT$1 thousand (US$nil) and NT$3,233 thousand (US$99 thousand), respectively.

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

e.	Pension plans (continued)

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Changes in benefit obligation
Benefit obligation at beginning of Year	187,657	314,124	283,253	8,691
Effect of merger	—	(63,064)	—	—
Acquisition of subsidiary	46,147	—	—	—
Service cost	51,970	30,021	1,688	52
Interest cost	7,599	8,713	7,781	239
Actuarial loss	20,751	(6,541)	24,924	765

Benefit obligation at end of year	314,124	283,253	317,646	9,747

Changes in plan assets
Fair value of plan assets at beginning of year	98,063	174,349	156,171	4,792
Effect of merger	—	(49,169)	—	—
Acquisition of subsidiary	42,330	—	—	—
Actual return on plan assets	1,796	1,971	4,165	128
Employer contribution	32,160	29,892	39,656	1,217

	174,349	157,043	199,992	6,137

Funds status	(139,775)	(126,210)	(117,654)	(3,610)
Unrecognized actuarial loss	35,203	42,654	68,184	2,092

Net amount recognized (recognized as accrued pension cost)	(104,572)	(83,556)	(49,470)	(1,518)

Amounts recognized in accumulated other comprehensive income, net of minority interests, consist of:-

	2005	2006
	NT$	NT$	US$
	(in thousands)
Unrecognized net transition obligation	—	7	—
Unrecognized loss	—	63,388	1,945

Gross amount recognized	—	63,395	1,945
Minority interests	—	(18,752)	(575)

Total recognized in total benefit cost and other comprehensive income	—	44,643	1,370

The following table is required as part of adopting SFAS No. 158.

Incremental effect of applying SFAS No. 158 on individual line items in the consolidated balance sheet as of December 31, 2006:

	Before application of SFAS No. 158	Adjustments	After application of SFAS No. 158
	NT$	NT$	NT$	US$
	(in thousands)
Accrued pension cost	49,470	63,395	112,865	3,463
Total other liabilities	438,809	63,395	502,204	15,409
Minority interests	8,549,229	(18,752)	8,530,477	261,751
Accumulated other comprehensive income	68,074	(44,643)	23,431	719
Total shareholders’ equity	21,494,114	(63,395)	21,430,719	657,586

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

e.	Pension plans (continued)

Actuarial assumptions	2004	2005	2006
Discount rate	3.25%	2.75%	2.75%
Rate of compensation increase	3.25%	3.25%	4.25%
Expected return on plan assets	3.25%	2.75%	2.75%

The accumulated benefit obligation for all defined benefit pension plans was NT$142,426 thousand and NT$142,436 thousand at December 31, 2005 and 2006, respectively.

There were no pension plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2005 and 2006.

The plan assets are all invested in the Central Trust of China. The plan benefits are based on employees’ years of service and compensation. The plan assets primarily consist of cash, government loans, equity securities, notes and bonds.

The fair value of the plan assets was NT$156,990 thousand and NT$199,992 thousand (US$6,167 thousand) at December 31, 2005 and 2006. As of December 31, 2005 and 2006, these assets were allocated among asset categories as follows:

Asset category	2005	2006	Current minimum, target and maximum allocation policy
Equity securities	20%	22%	11%
Bonds	11%	10%	2%
Notes	14%	20%	2%
Government loans	6%	3%	2%
Cash	49%	45%	2%

Total	100%	100%

Under ROC regulation, government authority will collect the fund as Labor Retirement Fund and determine the assets allocation and investment policy.

ChipMOS Taiwan and ThaiLin anticipate contributing NT$39,155 thousand to their pension plans during 2007.

The Company has no other post-retirement or post-employment benefit plans.

f.	Statements of cash flows

ROC SFAS No. 17, “Statement of Cash Flows” has been applied. Its objectives and principles are similar to those set out in SFAS No. 95, “Statement of Cash Flows”. The principal differences between the standards relate to classification. Summarized cash flow data by operating, investing and financing activities in accordance with SFAS No. 95 are as follows:

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Net cash inflow (outflow) from:
Operating activities	7,645,619	5,904,713	6,271,447	192,435
Investing activities	(10,155,947)	(4,963,293)	(15,086,913)	(462,931)
Financing activities	5,696,974	(1,261,258)	9,881,178	303,197

	3,186,646	(319,838)	1,065,712	32,701
Effect of changes in foreign exchange rate	(68,464)	77,695	12,848	394
Cash and cash equivalents at the beginning of year	1,730,964	4,849,146	4,607,003	141,362

Cash and cash equivalents at the end of year	4,849,146	4,607,003	5,685,563	174,457

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

g.	Statements of comprehensive income

	Year Ended December 31,
	2004	2005	2006
	NT$	NT$	NT$	US$
	(in thousands)
Net income based on U.S. GAAP	1,665,492	805,383	1,253,106	38,451
Other comprehensive income (loss):
Unrealized gain on available-for-sale security	—	5,648	(5,648)	(173)
Unrecognized pension costs	—	—	(44,643)	(1,370)
Translation adjustment	(164,684)	186,313	78,345	2,404

Comprehensive income	1,500,808	997,344	1,281,160	39,311

Components in other comprehensive income refer to investments in MVI and ProMOS. Under ROC laws, those losses and gains are not subject to income tax. Therefore, no tax expense or benefit is allocated to such investments.

h.	Statements of accumulated comprehensive income (loss)

	Unrecognized Pension Costs	Unrealized Holding Gain on Available-for-sale Securities	Translation Adjustment	Accumulated Other Comprehensive Income (loss)
	NT$	NT$	NT$	NT$
	(in thousands)
December 31, 2004	—	—	(196,584)	(196,584)
Addition in 2005	—	5,648	186,313	191,961

December 31, 2005	—	5,648	(10,271)	(4,623)
Addition in 2006	(44,643)	(5,648)	78,345	28,054

December 31, 2006	(44,643)	—	68,074	23,431

i.	Shareholders’ equity

Employee stock-based compensation has been accounted for under the intrinsic value based method as prescribed by APB Opinion No. 25. The disclosure provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” have been applied to employee stock-based compensation.

The Company has in place a Share Option Plan (2001 Plan). Under the terms of the plan, the exercise price set on the grant of share options may not be less than the par value of a Company Share on the date of grant of such option. In August 2006, the Company adopted a second share option plan (2006 Plan). As at December 31, 2006, the number of shares that may be issued under the two plans is 16,000,000 shares and may consist in whole or part of authorized but unissued shares of the Company which are not reserved for any other purpose. No consideration is payable for the grant of an option.

Under the plans, options may be granted to all directors, officers, employees and consultants of the Company and its affiliates. Options are exercisable for a maximum of ten years from the date on which such option is granted and five years from the date on which such option is granted if the holder of the option owns more than 10% of the combined voting power of the Company at the time the option is granted.

In September 2006, the Company adopted a share appreciation rights plan. The share appreciation rights plan provides that the directors, officers and employees of the Company and its affiliates may be granted cash-settled share appreciation rights.

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

i.	Shareholders’ equity (continued)

The fair value for options granted has been estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	Risk free interest rate	Expected life	Expected volatility	Expected dividend yield
020403ESOP	4.75%	5 years	114.91%	0%
030613ESOP	4.75%	3 years	148.73%	0%
031001ESOP	4.75%	3 years	118.07%	0%
031103ESOP	4.75%	3 years	120.72%	0%
040430ESOPA	1.75%	3 years	123.07%	0%
040430ESOPB	1.75%	3 years	123.07%	0%
040813ESOP	1.75%	3 years	112.40%	0%
060831ESOPA	4.62%	3 years	133.21%	0%
060831ESOPB	4.62%	3 years	133.21%	0%
060920ESOP	4.62%	3 years	130.07%	0%
061020ESOP	4.74%	3 years	117.04%	0%
061120ESOP	4.74%	3 years	107.42%	0%
061220ESOP	4.74%	3 years	102.67%	0%

The following table presents the stock option activity for the year ended December 31, 2006. The information for the year ended December 31, 2005 was not presented since options granted through December 31, 2005 were presented in the pro forma above.

	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
		US$	US$
			(in thousands)
Outstanding at December 31, 2005	6,029,569	3.33
Granted	2,170,510	5.15
Forfeited	319,200	4.30
Exercised	1,322,143	2.61

Outstanding at December 31, 2006	6,558,736	4.03	18,098

Exercisable at December 31, 2006	3,225,926	3.10	11,914

Vested and expected to vest	6,392,096	4.01	17,789

The aggregate intrinsic value in the table above represents the total intrinsic value (i.e., the difference between the Company’s closing stock price of US$6.79 on December 29, 2006 and the exercise price, times the number of options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. The total intrinsic value of options exercised during the year ended December 31, 2006 was NT$179,962 thousand (US$5,522 thousand). The total fair value of options vested and forfeited during the year ended December 31, 2006 was NT$144,048 thousand (US$4,420 thousand). The number of options vested during the year ended December 31, 2006 was 1,322,143. The weighted-average remaining contractual term of the outstanding options at December 31, 2006 was 7 years.

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

i.	Shareholders’ equity (continued)

As of December 31, 2006, NT$303 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 2 years.

The Company’s employees have the ability to exercise a stock option (i.e., remit cash consideration to the Company for the exercise price) in exchange for stock during the vesting period of the award. The Company recognizes the consideration received for the exercise of the options into a restricted stock as a liability until it is vested. Once the restricted stock is vested the liability is converted into shares of common stock in the shareholders’ equity.

The following table presents a summary of the number of and weighted average grant date fair values regarding the unvested share options as of December 31, 2006 and changes during the year then ended:

	Number of Options	Weighted Average Fair Value
		US$
Unvested options outstanding at December 31, 2005	3,333,467	3.22
Granted	2,170,510	4.73
Vested	1,851,967	2.88
Forfeited	319,200	3.70

Unvested options outstanding at December 31, 2006	3,332,810	4.34

The Company’s determination of fair value of employee share options on the date of grant using the Black Scholes Option Pricing Model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company’s expected stock price volatility over the term of the awards. Option pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company’s employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company’s employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) using an option pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

j.	Convertible notes

The Company accounts for the conversion option in the convertible notes as derivative liabilities in accordance with SFAS No. 133 “Accounting For Derivative Instruments And Hedging Activities” and Emerging Interpretation Task Force (“EITF”) Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock”. The discount attributable to the issuance date aggregate fair value of the conversion option, totaling NT$1,198,510 thousand (US$36,775 thousand), is being amortized using the effective interest method over the term of the convertible notes.

The change in fair value on revaluation of the embedded derivative liabilities represents the difference between the fair value of the embedded derivative liabilities at their original issue date and their fair value on December 31, 2006 using an option pricing model. As of December 31, 2006, the fair value of the embedded derivative liabilities amounted to NT$1,379,518 thousand (US$42,329 thousand). The effect of the fair market value adjustment of NT$339,436 (US$10,415 thousand) was recorded in the consolidated statement of operations.

The following assumptions were applied to the convertible notes using the option pricing model:-

	December 31, 2006	December 31, 2006
	CN due 2009	CN due 2011
Market price	US$6.79	US$6.79
Conversion price	US$6.28	US$6.85
Term	5 years	5 years
Volatility	32.9789%	33.3128%
Risk-free interest rate	4.5%	4.5%

Please refer to Note 14 for details of the terms of the convertible notes.

EXHIBIT INDEX

Exhibits	Description
1.1	Memorandum of Association of ChipMOS TECHNOLOGIES (Bermuda) LTD.(1)

1.2	Bye-laws of ChipMOS TECHNOLOGIES (Bermuda) LTD.(2)

2.1	Certificate of Incorporation of ChipMOS TECHNOLOGIES (Bermuda) LTD., dated August 15, 2000.(1)

4.1	Joint Venture Agreement, dated July 14, 1997, between Mosel Vitelic Inc. and Siliconware Precision Industries Co., Ltd.(1)

4.2	Asset Sales Agreement, dated June 14, 1999, between Microchip Technology Taiwan and ChipMOS TECHNOLOGIES INC.(1)

4.3	Tessera Compliant Chip License Agreement, dated April 20, 1999, between Tessera Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.4	License Agreement, dated April 1, 1999, between Fujitsu Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.5	Sales Agreement, dated February 10, 2000, between Sharp Corp. and ChipMOS TECHNOLOGIES INC.(1)

4.6	Raw Materials Processing Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.7	Raw Materials Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.8	Integrated Circuit Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.9	Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.10	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.11	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.12	Land Lease Agreement, dated September 1, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.13	Purchase Agreement, dated July 31, 1997, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc.(1)

4.14	Form of Share Exchange Covenant Letter from the Company to the Shareholders.(1)

4.15	Amendment to the Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC, dated September1, 2001.(3)

4.16	Purchase Agreement, dated October 15, 2003, between ChipMOS TECHNOLOGIES INC. and DenMOS Technology Inc.(3)

4.17	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Ron How Investment Corp. (English Translation)(4)

4.18	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Yuan Shan Investment Corp. (English Translation)(4)

4.19	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc. (English Translation)(4)

4.20	Laser Stamping Machine Lease Agreement, dated November 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.21	Automatic Stamping Machine Lease Agreement, dated December 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.22	Raw Materials Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.23	Integrated Circuit Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(4)

4.24	Technology Transfer Agreement, dated December 24, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.25	Tester Equipment Lease Agreement, dated November 14, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.26	Tester Equipment Lease Agreement, dated December 3, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(4)

4.27	Joint Engagement Letter, undated, by and among Ultima Electronics Corp., ChipMOS TECHNOLOGIES INC. and Sun-Fund Securities Ltd. (English Translation)(4)

4.28	Lease Agreement, dated June 1, 2002, between ChipMOS TECHNOLOGIES INC. and SyncMOS Technologies, Inc. (English Translation)(4)

4.29	Technology Transfer Agreement, dated August 1, 2002, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES (Shanghai) LTD.(4)

4.30	Promissory Note from Modern Mind Technology Limited to Jesper Limited, dated November 4, 2002.(4)

4.31	Deed of Variation, dated December 2, 2002, between Modern Mind Technology Limited and Jesper Limited.(4)

4.32	Deed of Assignment, dated December 27, 2002, between Jesper Limited and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.33	Deed of Assignment, dated June 25, 2003, between Jesper Limited and ChipMOS TECHNOLOGIES INC.(4)

4.34	Agreement, dated May 3, 2003, between Jesper Limited and Modern Mind Technology Limited.(4)

4.35	Master loan agreement, dated July 12, 2004, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Modern Mind Technology Limited, and Jesper Limited.(6)

4.36	Cooperation Agreement, dated March 27, 2002, between Shanghai Qingpu Industrial Zone Development (Group) Company and ChipMOS TECHNOLOGIES (Bermuda) LTD. (English Translation)(4)

4.37	Deed of assignment, dated December 17, 2003, between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(5)

4.38	Supplemental deed of assignment, dated May 14, 2004 between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD. (5)

4.39	Second supplemental deed of assignment, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(6)

4.40	Assignment agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (5)

4.41	Supplemental assignment agreement, dated May 14, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (5)

4.42	Second supplemental assignment agreement, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(6)

4.43	Patent license agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.44	Supplemental patent license agreement dated July 8, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(6)

4.45	Second supplemental patent license agreement dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(6)

4.46	Third supplemental patent license agreement dated December 30, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(6)

4.47	Assembly and Testing Service Agreement, dated November 27, 2005, between ChipMOS TECHNOLOGIES INC. and Spansion LLC.(7)

4.48	Share Purchase and Subscription Agreement, dated February 13, 2007, among ChipMOS TECHNOLOGIES (Bermuda) LTD., ChipMOS TECHNOLOGIES INC. and Siliconware Precision Industries Co., Ltd. (8)

4.49	Registration Rights Agreement, dated March 27, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and Siliconware Precision Industries Co., Ltd. (8)

4.50	Assignment Agreement, dated April 12, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.

8.1	List of subsidiaries of ChipMOS TECHNOLOGIES (Bermuda) LTD.

11.1	Code of Business Conduct and Ethics. (5)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

23.1	Consent of independent registered public accounting firm.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-13218), filed on February 28, 2001.
(2)	Incorporated by reference to our report on Form 6-K, dated February 19, 2002.
(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June17, 2002.
(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 30, 2003.
(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2004.
(6)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 29, 2005.
(7)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-130230), filed on December 9, 2005.
(8)	Incorporated by reference to Schedule 13D filed with the United States Securities and Exchange Commission by Siliconware Precision Industries Co., Ltd. on April 4, 2007.