Form 20-F
period 2007-12-31
CHIPMOS TECHNOLOGIES BERMUDA LTD
filed 2008-06-06
CIK 1133478

As filed with the Securities and Exchange Commission on June 6, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

No. 1, R&D Road 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

Shou-Kang Chen

Chief Financial Officer

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

Telephone: (886) 3 563 3988

Facsimile: (886) 3 571 6070

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contract Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value US$0.01 each	The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2007, 83,843,162 Common Shares, par value US$0.01 each, were outstanding.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐

Other  ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17.  ☐    Item 18.  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for historical matters, the matters discussed in this Annual Report on Form 20-F are forward-looking statements that are subject to significant risks and uncertainties. These statements are generally indicated by the use of forward-looking terminology such as the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will” or other similar words that express an indication of actions or results of actions that may or are expected to occur in the future. These statements appear in a number of places throughout this Annual Report on Form 20-F and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report on Form 20-F. Important factors that could cause those differences include, but are not limited to:

•	the volatility of the semiconductor industry and the market for end-user applications for semiconductor products;

•	overcapacity in the semiconductor testing and assembly markets;

•	the increased competition from other companies and our ability to retain and increase our market share;

•	our ability to successfully develop new technologies and remain a technological leader;

•	our ability to maintain control over capacity expansion and facility modifications;

•	our ability to generate growth or profitable growth;

•	our ability to hire and retain qualified personnel;

•	our ability to acquire required equipment and supplies to meet customer demand;

•	our ability to raise debt or equity financing as required to meet certain existing obligations;

•	the pending criminal indictment of our chairman and chief executive officer;

•	our reliance on the business and financial condition of certain major customers;

•	the implementation of long-term customer agreements that require us to incur significant capital expenditures;

•	our major customers’ willingness to purchase our services or to provide the minimum agreed compensation as provided under any long-term agreement with us, if applicable;

•	the success of any of our future acquisitions, investments or joint ventures;

•	the outcome of any pending litigation;

•	the occurrence of earthquakes, drought and other natural disasters, as well as industrial accidents;

•	the political stability of our local region; and

•	general local and global economic conditions.

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

Selected Financial Data

The following tables set forth our selected consolidated financial data. The selected consolidated balance sheet data as of December 31, 2006 and 2007 and our consolidated statement of operations and cash flows data for 2005, 2006 and 2007 are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these audited consolidated financial statements and related notes beginning on page F-1 of this Annual Report on Form 20-F. These audited consolidated financial statements have been audited by Moore Stephens. The selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 and the consolidated statement of operations and cash flows data for the years ended December 31, 2003 and 2004 are derived from our audited consolidated financial statements not included herein. Our consolidated financial statements have been prepared and presented in accordance with ROC GAAP, which differs in some material respects from US GAAP. Please see Note 24 to our audited consolidated financial statements for a description of the principal differences between ROC GAAP and US GAAP for the periods covered by these financial statements.

	Year ended December 31,
	2003	2004	2005	2006	2007	2007
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data)
Consolidated Statement of Operations Data:
ROC GAAP:
Net revenue:
Related parties(1)	$5,072.9	$4,844.4	$4,603.5	$5,654.4	$6,915.9	$213.2
Others	3,953.6	10,191.4	10,610.5	14,720.8	16,681.7	514.4

Total net revenue	9,026.5	15,035.8	15,214.0	20,375.2	23,597.6	727.6
Cost of revenue	7,459.5	10,857.5	11,262.6	14,253.4	17,444.1	537.9

Gross profit	1,567.0	4,178.3	3,951.4	6,121.8	6,153.5	189.7

Operating expenses:
Research and development	295.0	296.4	274.4	274.8	322.3	9.9
General and administrative	439.9	673.3	793.3	813.0	1,070.5	33.0
Sales and marketing	65.4	308.5	232.9	107.4	98.3	3.0

Total operating expenses	800.3	1,278.2	1,300.6	1,195.2	1,491.1	45.9

Income from operations	766.7	2,900.1	2,650.8	4,926.6	4,662.4	143.8

Other expenses, net	(77.1)	(395.8)	(506.5)	(223.2)	(669.2)	(20.7)

Income before income tax, minority interests and interest in bonuses paid by subsidiaries(2)	689.6	2,504.3	2,144.3	4,703.4	3,993.2	123.1
Income tax benefit (expense)	29.0	141.8	(112.0)	(636.5)	(768.2)	(23.7)

Income before minority interests and interest in bonuses paid by subsidiaries(2)	718.6	2,646.1	2,032.3	4,066.9	3,225.0	99.4
Minority interests	(256.9)	(997.9)	(977.0)	(1,799.4)	(720.0)	(22.2)
Interest in bonuses paid by subsidiaries(2)	—	—	(127.1)	(149.5)	(285.8)	(8.8)
Cumulative effect of changes in accounting principles	—	—	—	3.3	—	—
Pre-acquisition earnings(3)	20.7	27.7	—	—	—	—

Net income	$482.4	$1,675.9	$928.2	$2,121.3	$2,219.2	$68.4

Earning per share:
Basic	$8.19	$26.54	$13.74	$30.84	$27.63	$0.85
Diluted	$8.12	$26.38	$11.82	$25.00	$24.24	$0.75
Weighted-average number of shares outstanding:
Basic	58.9	63.1	67.5	68.8	80.3	80.3
Diluted	59.4	63.5	82.6	88.3	108.2	108.2

	Year ended December 31,
	2003	2004	2005	2006	2007	2007
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data)
US GAAP:(4)
Net income	$485.3	$1,665.5	$805.4	$1,253.1	$2,901.7	$89.5
Earning per share:
Basic	$8.24	$26.38	$11.92	$18.22	$36.13	$1.11
Diluted	$8.17	$26.22	$11.21	$17.52	$21.07	$0.65
Weighted-average number of shares outstanding:
Basic	58.9	63.1	67.5	68.8	80.3	80.3
Diluted	59.4	63.5	82.6	71.5	108.2	108.2

(1)	Related parties include Mosel Vitelic Inc., or Mosel, Siliconware Precision Industries Co. Ltd., or Siliconware Precision, PlusMOS Technologies Inc., or PlusMOS, Ultima Electronics Corp., or Ultima, ProMOS Technologies Inc., or ProMOS, ThaiLin Semiconductor Corp., or ThaiLin, CHANTEK ELECTRONIC CO., LTD., or Chantek, Best Home Corp. Ltd., or Best Home, DenMOS Technology Inc., or DenMOS, Sun-Fund Securities Ltd., or Sun-Fund, Advanced Micro Chip Technology Co., Ltd., or AMCT, Jesper Limited, Prudent Holdings Group Ltd. and Mou-Fu Investment Ltd. See Note 18 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F. Effective April 1, 2004, PlusMOS was merged into Chantek with Chantek as the surviving entity. See “Item 4. Information on the Company—Our Structure and History—CHANTEK ELECTRONIC CO., LTD.” AMCT was liquidated in October 2004. See “Item 4. Information on the Company—Our Structure and History—Advanced Micro Chip Technology Co., Ltd.” On November 21, 2005, Chantek was merged into ChipMOS Taiwan, with ChipMOS Taiwan as the surviving company. See “Item 4. Information on the Company—Our Structure and History—ChipMOS TECHNOLOGIES INC.”
(2)	Refers to bonuses to directors, supervisors and employees paid by subsidiaries.
(3)	For 2003, represents our share of pre-acquisition profits of ThaiLin prior to December 1, 2003, the date when we began to consolidate the accounts of ThaiLin. For 2004, represents our share of pre-acquisition profits of Chantek prior to April 1, 2004, the date when we began to consolidate the accounts of Chantek, the surviving entity after the merger of Chantek and PlusMOS.
(4)	Reflects the US GAAP adjustments as described in Note 24 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F.

	As of December 31,
	2003(1)	2004(1)	2005(1)	2006(1)	2007	2007
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Balance Sheet Data:
ROC GAAP:
Current assets:
Cash and cash equivalents	$1,731.0	$4,849.1	$4,607.0	$5,895.9	$5,133.6	$158.3
Restricted cash and cash equivalents	282.4	87.0	169.3	65.1	87.0	2.7
Financial assets at fair value through profit and loss	664.3	2,832.6	186.1	1,929.1	555.6	17.1
Notes receivable	11.7	62.2	30.6	31.1	28.0	0.9
Accounts receivable
—related parties	1,342.4	1,411.0	1,418.4	1,839.1	1,498.8	46.2
—third parties	1,290.7	1,926.1	2,525.9	3,190.5	3,795.9	117.0
Other receivables
—related parties	266.2	6.6	4.3	14.0	11.9	0.4
—third parties	866.6	164.6	161.9	31.8	31.2	1.0
Inventories	335.5	661.0	627.5	945.8	1,043.6	32.2
Prepaid expenses and other current assets	422.2	116.9	76.7	155.8	334.5	10.3
Total current assets	7,479.7	12,707.7	10,046.9	14,232.6	12,605.2	388.7
Long-term investments	640.5	642.4	404.1	366.7	358.0	11.0
Property, plant and equipment, net	11,086.8	17,426.6	20,420.1	30,494.3	30,020.4	925.7
Intangible assets—net	177.4	163.3	170.8	172.4	180.4	5.6
Other assets	281.3	605.1	716.1	745.9	2,152.1	66.4
Total assets	19,665.7	31,545.1	31,758.0	46,011.9	45,316.1	1,397.4
Current liabilities:
Short-term bank loans	1,566.8	800.6	467.8	1,055.3	1,249.2	38.5
Current portion of long-term loans	692.8	1,821.8	2,300.9	2,335.3	3,686.2	113.7
Current portion of long-term bonds payable	—	1,200.0	—	—	—	—
Convertible notes	267.6	—	2,769.3	—	3,014.9	93.0
Derivative liabilities	—	—	—	—	96.0	3.0
Deferred credit	—	28.0	3.5	3.6	3.9	0.1
Notes payable	27.3	49.1	3.9	—	—	—
Accounts payable	345.4	607.8	728.7	803.0	976.1	30.1
Other payables
—related parties	1.0	2.8	1.2	—	—	—
—third parties	263.8	324.7	404.9	549.6	604.1	18.6
Accrued expenses and other current liabilities	438.0	608.6	474.1	713.6	886.7	27.3
Total current liabilities	3,951.1	5,915.4	7,857.5	6,747.5	11,374.2	350.7
Long-term liabilities	3,438.9	7,608.1	4,433.9	15,900.5	11,323.7	349.2
Other liabilities	599.5	768.5	374.7	479.0	370.1	11.4
Total liabilities	7,989.5	14,292.0	12,666.1	23,127.0	23,068.0	711.3
Total shareholders’ equity (including minority interests)	11,676.2	17,253.1	19,091.9	22,884.9	22,248.1	686.1

(1)    As a result of the adoption of ROC Statements of Financial Accounting Standard No. 37, “Intangible Assets”, the balances in 2003 to 2006 were reclassified to be consistent with the classification used in our consolidated balance sheets for 2007 included herein.

	As of December 31,
	2003	2004	2005	2006	2007	2007
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
US GAAP(1):
Current assets:
Cash and cash equivalents	$1,731.0	$4,849.1	$4,607.0	$5,895.9	$5,133.6	$158.3
Restricted cash and cash equivalents	282.4	87.0	169.3	65.1	87.0	2.7
Financial assets at fair value through profit and loss	660.7	2,839.6	189.2	1,929.1	555.6	17.1
Notes receivable	11.7	62.2	30.6	31.1	28.0	0.9
Accounts receivable
—related parties	1,342.4	1,411.0	1,418.4	1,839.1	1,498.8	46.2
—third parties	1,290.7	1,926.1	2,525.9	3,190.5	3,795.9	117.0
Other receivables
—related parties	266.2	6.6	4.3	14.0	11.9	0.4
—third parties	866.6	164.6	161.9	31.8	31.2	1.0
Inventories	335.5	661.0	627.7	946.1	1,044.3	32.2
Prepaid expenses and other current assets	422.2	116.9	76.7	155.8	334.5	10.3
Total current assets	7,476.1	12,714.7	10,050.2	14,232.9	12,603.4	388.6
Long-term investments	625.1	636.8	387.1	366.7	358.0	11.0
Property, plant and equipment, net	11,082.4	17,411.7	20,340.9	30,377.7	29,861.6	920.8
Intangible assets—net	177.4	163.3	170.8	172.4	180.4	5.6
Other assets	272.5	595.2	704.6	826.4	2,262.6	69.8
Total assets	19,633.5	31,521.7	31,653.6	45,976.1	45,266.0	1,395.8
Current liabilities:
Short-term bank loans	1,566.8	800.6	467.8	1,055.3	1,249.2	38.5
Current portion of long-term loans	692.8	1,821.8	2,300.9	2,335.3	3,686.2	113.7
Current portion of long-term bonds payable	—	1,200.0	—	—	—	—
Convertible notes	267.6	—	2,531.1	—	3,056.4	94.2
Derivative liabilities	—	—	160.9	—	85.4	2.6
Deferred credit	—	28.0	3.5	3.6	3.9	0.1
Notes payable	27.3	49.1	3.9	—	—	—
Accounts payable	345.4	607.8	728.7	803.0	976.1	30.1
Other payable
—related parties	1.0	2.8	1.2	—	—	—
—third parties	263.8	324.7	404.9	549.6	604.1	18.6
Accrued expenses and other current liabilities	438.0	608.6	743.1	1,173.1	1,321.0	40.7
Total current liabilities	3,951.1	5,915.4	8,049.3	7,207.0	11,839.3	365.1
Long-term liabilities	3,438.9	7,608.1	4,433.9	16,836.2	11,179.3	344.7
Other liabilities	603.7	772.7	345.0	502.2	596.5	18.4
Total liabilities	7,993.7	14,296.2	12,828.2	24,545.4	23,615.1	728.2
Total shareholders’ equity (including minority interests)	11,639.8	17,225.5	18,825.4	21,430.7	21,650.9	667.6

(1) Reflects the US GAAP adjustments as described in Note 24 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F.

	Year ended December 31,
	2003(1)	2004(1)	2005(1)	2006	2007	2007
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Statement of Cash Flows Data:
ROC GAAP:
Capital expenditures	$2,477.9	$8,331.0	$7,677.2	$15,717.8	$6,093.8	$187.9
Depreciation and amortization	2,715.0	3,536.8	4,339.1	5,558.8	6,834.8	210.8
Net cash provided by (used in):
Operating activities	2,281.2	4,915.7	8,822.6	7,316.4	10,882.9	335.6
Investing activities	(1,444.7)	(8,273.3)	(7,622.5)	(14,988.2)	(12,212.1)	(376.6)
Financing activities	(1,488.0)	6,544.3	(1,519.9)	8,947.9	528.1	16.3
Effect of exchange rate changes on cash	(105.1)	(68.5)	77.7	12.8	38.8	1.2
Net increase (decrease) in cash	(756.6)	3,118.2	(242.1)	1,288.9	(762.3)	(23.5)

(1)	As a result of the adoption of the ROC Statements of Financial Accounting Standards No. 34, “Financial Instruments: Recognition and Measurement” (ROC SFAS No. 34), and the ROC Statements of Financial Accounting Standards No. 36, “Financial Instruments: Disclosure and Presentation” (ROC SFAS No. 36), the balances in 2003 to 2005 were reclassified to be consistent with the classification used in our consolidated statements of cash flows for 2006 and 2007 included herein.

Exchange Rates

References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This Annual Report on Form 20-F contains translations of certain NT dollar amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2007, which was NT$32.43 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all. On June 4, 2008, the noon buying rate was NT$30.35 to US$1.00.

The following table sets out, for the years and the months indicated, information concerning the number of NT dollars for which one US dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT dollars per US dollar noon buying rate
	Average	High	Low	Period-end
2003	34.41	34.98	33.72	33.99
2004	33.37	34.16	31.74	31.74
2005	32.16	33.77	30.65	32.80
2006	32.51	33.31	31.28	32.59
2007	32.85	33.41	32.26	32.43
December 2007	32.41	32.53	32.30	32.43
January 2008	32.36	32.49	32.15	32.15
February 2008	31.61	32.03	30.90	30.92
March 2008	30.58	31.09	29.99	30.37
April 2008	30.36	30.52	30.24	30.47
May 2008	30.59	30.99	30.36	30.37
June 2008 (through June 4, 2008)	30.29	30.37	30.15	30.35

Sources: Federal Reserve Statistical Release H.10 (512), 2003-2008, Board of Governors of the Federal Reserve System.

Risk Factors

Risks Relating to Our Industry

Because we depend on the highly cyclical semiconductor industry, which is characterized by significant and sometimes prolonged downturns from time to time, our net revenue and earnings may fluctuate significantly, which in turn could cause the market price of our common shares to decline.

Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. All of our customers operate in this industry and variations in order levels from our customers and in service fee rates may result in volatility in our net revenue and earnings. For instance, during periods of decreased demand for assembled semiconductors, some of our customers may even simplify, delay or forego final testing of certain types of semiconductors, such as dynamic random access memory, or DRAM, further intensifying our difficulties. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns, which have adversely affected our results of operations. For example, the semiconductor industry experienced a downturn beginning in the fourth quarter of 2000 until late 2002. As a result of the downturn, our net revenue and net income for 2001 decreased 36% and 219% from 2000 levels, respectively. In addition, beginning in 2007, the semiconductor industry commenced a significant downturn which has adversely affected our business, particularly our assembly and testing services for DRAM products. This industry downturn is still continuing and we cannot give any assurances that industry conditions will improve or that there will not be any downturn in the future or that any future downturn will not affect our results of operations.

Any deterioration in the market for end-user applications for semiconductor products would reduce demand for our services and may result in a decrease in our earnings.

Market conditions in the semiconductor industry track, to a large degree, those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors we test and assemble could reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Our net revenue is largely attributable to fees derived from testing and assembling semiconductors for use in personal computers, communications equipment, consumer electronic products and display applications. A significant decrease in demand for products in these markets could put pricing pressure on our testing and assembly services and negatively affect our net revenue and earnings. The decrease in market demand for personal computers and communications equipment that began in the fourth quarter of 2000 adversely affected our results of operations in 2000, 2001 and 2002. The weak demand for LCD and other flat-panel display products that began in 2007 also adversely affected our operating results in 2007 and the first half of 2008. Any significant decrease in demand for end-user applications of semiconductors will negatively affect our net revenue and earnings.

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

A significant portion of our net revenue is derived from testing and assembling memory semiconductors. Our net revenue derived from the testing and assembly of memory semiconductors accounted for 73%, 74% and 78% of our net revenue in 2005, 2006 and 2007, respectively. In the past, our service fees for testing and assembling memory semiconductors were sharply reduced in tandem with the decrease in the average selling price of DRAM in the semiconductor industry. The oversupply of DRAM products in the second half of 2007 and the weak demand in the DRAM market in first quarter of 2008 resulted in significant reductions in the price of DRAM products, which in turn drove down the average prices for our testing and assembly services for DRAM products in these periods. We cannot assure you that there will not be further downturns in DRAM prices in the future. Any failure of the demand for DRAM to increase or any decrease in the demand or prices for memory products may decrease the demand for our services and our service fees and significantly reduce our net revenue and net income.

A decrease in market demand for LCD and other flat-panel display driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.

Our testing and assembly services for LCD and other flat-panel display driver semiconductors generated net revenue of NT$3,098 million, NT$4,446 million and NT$3,996 million (US$123 million) in 2005, 2006 and 2007, respectively. We spent NT$1,803 million, NT$2,418 million and NT$714 million (US$22 million) in 2005, 2006 and 2007, respectively, on equipment for tape carrier package, or TCP, chip-on-film, or COF and chip-on-glass, or COG, technologies, which are used in testing and assembly services for LCD and other flat-panel display driver semiconductors. Most of this equipment may not be used for technologies other than TCP, COF or COG. In 2007, our gross margin for LCD and other flat-panel display driver semiconductor testing and assembly services decreased significantly to 8% from 20% in 2006 primarily as a result of the weak demand for LCD and other flat-panel display products, which in turn significantly decreased our capacity utilization rates and average selling prices. Any future decrease in demand for our LCD and other flat-panel display driver semiconductor testing and assembly services would significantly impair our capacity utilization rates and may result in our inability to generate sufficient revenue to cover the significant depreciation expenses for the equipment used in testing and assembling LCD and other flat-panel display driver semiconductors, thereby further negatively affecting our profitability. See also “— Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected.”

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.

We have a significant level of debt and interest expense. We had approximately NT$8,046 million (US$248 million) and NT$11,324 million (US$349 million) in short- and long-term indebtedness, respectively, outstanding as of December 31, 2007, including NT$2,076 million (US$64 million) of the 1.75% convertible notes due 2009 issued in November 2004, or the 2004 notes, and NT$3,211 million (US$99 million) of the 3.375% convertible notes due 2011 issued in September 2006, or the 2006 notes. In addition, ThaiLin, our 38.2% owned consolidated subsidiary, holds US$7 million in aggregate principal amount of the 2004 notes. The holders of the 2006 notes have the right to cause ChipMOS Bermuda to repurchase the notes on September 29, 2008 at a repurchase price equal to 100% of the principal amount thereof plus any accrued and unpaid interest.

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

On January 5, 2006, our board established a special committee, comprised solely of Messrs. Yeong-Her Wang, Rong Hsu and Pierre Laflamme, three of our independent directors, to evaluate the circumstances surrounding the indictment of Mr. Cheng. The special committee engaged Kirkpatrick & Lockhart Preston Gates Ellis LLP (formerly Preston Gates & Ellis LLP) as its independent international legal counsel, Baker & McKenzie as its independent ROC legal counsel, and Ernst & Young (formerly Diwan, Ernst & Young) as its financial advisor to assist in its investigation.

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

On October 1, 2007, the Taipei District Court found Mr. Shih-Jye Cheng not guilty, and on October 22, 2007, the prosecutor appealed the Taipei District Court decision at the Taiwan High Court. The Taiwan High Court held three pre-trial hearings in 2008 and may in its discretion request additional pre-trial hearings. No trial date has been set.

As a result of prosecutor’s appeal, Mr. Cheng may still be convicted of one or more charges in the indictment. In addition, new evidence that leads to additional criminal charges and/or an adverse judgment against Mr. Cheng may be produced during the ongoing criminal investigation, and the special committee may make recommendations to our board in respect of Mr. Cheng’s positions with us or our subsidiaries. If Mr. Cheng is convicted, or in light of any new developments, the special committee recommends or our board of directors otherwise decides that it is in our best interests that Mr. Cheng no longer serves in all or some of his current capacities with us or our subsidiaries, or if Mr. Cheng resigns as a result of a final adverse judgment rendered against him by the court, or otherwise, the public perception of us may be seriously harmed and we would lose some or all of the services of Mr. Cheng. Mr. Cheng is very important to our current on-going business operations and our relationships with our customers and financing sources, and our loss of his services could materially and adversely affect our business, reputation and prospects and therefore cause our stock price to decline. In addition, if Mr. Cheng is convicted and sentenced to imprisonment, the ROC Financial Supervisory Commission may subject ChipMOS Taiwan or ThaiLin to certain restrictions on financing activities if Mr. Cheng continues to serve as the chairman or president of ChipMOS Taiwan or ThaiLin.

We depend on key customers for a substantial portion of our net revenue and a loss of, or deterioration of the business from, or delayed payment by, any one of these customers could result in decreased net revenue and materially adversely affect our results of operations and financial condition.

We depend on a small group of customers for a substantial portion of our business. In 2007, our five largest customers accounted for 71% of our net revenue. Our two largest customers, ProMOS and Spansion LLC, or Spansion, accounted for 29% and 16%, respectively, of our net revenue in 2007. ProMOS is an affiliate of Mosel, which, as of March 31, 2008, indirectly owned approximately 13.4% of our outstanding common shares.

As part of our strategy, we have been focusing on increasing sales to key customers through long-term agreements, with less focus on our business with smaller customers and customers who do not place orders on a regular basis. As a result, we expect that we will increasingly depend on a relatively limited number of customers for a significant portion of our net revenue. Any adverse development in our key customers’ operations, competitive position or customer base could materially reduce our net revenue and adversely affect our business and profitability. Since new customers usually require us to pass a lengthy and rigorous qualification process, if we lose any of our key customers, we may not be able to replace them in a timely manner. Also, semiconductor companies generally rely on service providers with whom they have established relationships to meet their testing and assembly needs for existing and future applications. If any of our key customers reduces, delays or cancels its orders, and if we are unable to attract new key customers or use our excess capacity to service our remaining customers, our net revenue could be reduced and our business and results of operations may be materially adversely affected.

We submit invoices at the time of shipment or delivery and generally require customers to pay within 60 days after the last day of the month during which the invoice was sent, except that we require ProMOS, our largest customer, to pay within 75 days. In addition, we extended the invoice settlement cycle for Spansion, our second largest customer, from 60 days to 90 days at their request, commencing in March 2008. Longer payment terms could adversely affect our account receivable turnovers, allowance for doubtful receivables and financial condition. Furthermore, in January 2008, at the request of ProMOS, we agreed to permit ProMOS to defer payment of aggregate service fees of NT$450 million (US$14 million) to February 15, 2009. These service fees were accounts payable to us as of December 31, 2007. The deferred service fees, which were paid in full by ProMOS in March and April 2008, bore interest at a rate of 4.69% per annum, and were recorded as long-term accounts receivables. See Note 18 to our audited consolidated financial statements. We cannot assure you that similar requests by our key customers due to their financial condition or other reasons will not occur in the future, and if we agree to such payment deferral that our financial condition will not be materially and adversely affected.

Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected.

Our operations are characterized by a high proportion of fixed costs. For memory and mixed-signal semiconductor testing services, our fixed costs represented 69%, 70% and 75% of our total cost of revenue in 2005, 2006 and 2007, respectively. For memory and mixed-signal semiconductor assembly services, our fixed costs represented 25%, 24% and 24% of our total cost of revenue in 2005, 2006 and 2007, respectively. For LCD and other flat-panel display driver semiconductor testing and assembly services, our fixed costs represented 50%, 50% and 54% of our total cost of revenue in 2005, 2006 and 2007, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our testing and assembly equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates can significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In the past, our capacity utilization rates have fluctuated significantly as a result of the fluctuations in the market demand for semiconductors. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected. In addition, we have entered into various long-term assembly and testing services agreements with certain of our customers that may require us to incur significant capital expenditures. If we are unable to achieve high capacity utilization rates for the equipment purchased pursuant to these agreements, our gross margins may be materially and adversely affected.

We are required to make significant capital expenditures in connection with our long-term customer agreements, and our business and results of operations would be adversely affected if we are unable to obtain sufficient funding or if our customers do not fulfill their purchase commitments.

As part of our strategy, we have from time to time entered into long-term agreements with certain of our customers, and we intend to continue to do so in the future. Please see “Item 4. Information on the Company—Our Strategy—Focus on Increasing Sales through Long-Term Agreements with Key Customers.” These long-term agreements may require us to acquire new equipment or construct new facilities in Taiwan and as well as outside Taiwan. In order to meet the requirements of our customers under our long-term agreements, we may have to incur significant capital expenditures and ensure we have sufficient capacity. For example, we entered into an assembly and testing services agreement with Spansion in November 2005 pursuant to which ChipMOS Taiwan agreed to install equipment and reserve capacity for assembly and testing services for Spansion, and Spansion agreed to place purchase orders and compensate us for failure to sufficiently utilize equipment installed and qualified in accordance with the agreement. We incurred approximately US$7 million in 2007 in capital expenditures in connection with requirements under our current long-term customer agreements. Although we believe we have sufficient funding to meet our capital expenditures requirements in connection with our long-term customer agreements through the end of June 2009, we cannot assure you that we will be able to obtain sufficient funding thereafter. If we are unable to obtain sufficient funding, we may not be able to meet our obligations under our long-term customer agreements, and our customer relationships, business reputation and results of operations may be materially and adversely affected.

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

Our capital requirements are difficult to plan as our industry is highly cyclical and rapidly changing. To remain competitive, we will need capital to fund the expansion of our facilities as well as to fund our equipment purchases and research and development activities. We believe that our current cash and cash equivalents, cash flow from operations and available credit facilities will be sufficient to meet our working capital and capital expenditure requirements under our existing arrangements through the end of June 2009, except for our commitments to invest in ChipMOS Shanghai, a wholly-owned subsidiary of our controlled consolidated subsidiary, MODERN MIND TECHNOLOGY LIMITED, or Modern Mind, and our potential obligation to repurchase the 2006 notes on September 29, 2008. See “— Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations,” “— If Modern Mind fails to invest an additional US$127.5 million into ChipMOS Shanghai by December 7, 2008, ChipMOS Shanghai’s business license may become automatically void and ChipMOS Shanghai may have to be liquidated, which could hurt our growth prospects and potential future profitability” and “— We are required to make significant capital expenditures in connection with our long-term customer agreements, and our business and results of operations would be materially and adversely affected if we are unable to obtain sufficient funding or if our customers do not fulfill their purchase commitments.” In addition, future capacity expansions or market or other developments may require additional funding. Our ability to obtain external financing in the future depends on a number of factors, many of which are beyond our control. They include:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by semiconductor testing and assembly companies; and

•	economic, political and other conditions in Taiwan and elsewhere.

If we are unable to obtain funding in a timely manner or on acceptable terms, our growth prospects and potential future profitability will suffer.

If Modern Mind fails to invest an additional US$127.5 million into ChipMOS Shanghai by December 7, 2008, ChipMOS Shanghai’s business license may become automatically void and ChipMOS Shanghai may have to be liquidated, which could hurt our growth prospects and potential future profitability.

Under applicable regulations of the People’s Republic of China, or PRC, and the terms of the articles of association of ChipMOS Shanghai, a wholly-owned subsidiary of our controlled consolidated subsidiary, Modern Mind, the business license of ChipMOS Shanghai may automatically become void and ChipMOS Shanghai may have to be liquidated if Modern Mind fails to invest an additional US$127.5 million by December 7, 2008, unless an additional extension is obtained from the relevant PRC regulatory authorities. We may not have sufficient financial resources to meet ChipMOS Shanghai’s investment commitments without obtaining additional financing. Even if we have the financial resources available, we may decide not to fund the investment if it would cause Mosel or Siliconware Precision to violate applicable ROC laws and regulations. See “— Risks Relating to Countries in Which We Conduct Operations—The investment in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel or Siliconware Precision violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel or Siliconware Precision as a result of any violation of ROC laws may cause Mosel or Siliconware Precision to decrease its ownership in us significantly or cause Mosel or Siliconware Precision to take other actions that may not be in the best interest of our other shareholders.”

We understand that the relevant PRC regulatory authority is not legally obligated to, but in practice may, grant Modern Mind a grace period if it submits in advance an application for extending the deadline for making the remaining investments in ChipMOS Shanghai. In November 2007, Modern Mind was granted an extension of the investment deadline from December 6, 2007 to December 7, 2008 by the relevant PRC regulatory authority. In May 2008, ChipMOS Shanghai received a written consent-in-principle from the relevant PRC regulatory authority to decrease the registered capital of ChipMOS Shanghai from US$250 million to US$130 million in response to an application by us in March 2008. If we obtain the final approval for the decrease in the registered capital of ChipMOS Shanghai, Modern Mind’s obligation for contribution of the unpaid registered capital of ChipMOS Shanghai would be reduced from US$127.5 million to US$7.5 million. However, such final approval is subject to the relevant PRC regulatory authority’s further review of ChipMOS Shanghai’s financial condition. In making the final decision, the relevant PRC regulatory authority will also consider any objection received during a 45-day public comment period beginning May 23, 2008. Therefore, there can be no assurance that ChipMOS Shanghai will obtain such approval. If ChipMOS Shanghai is unable to obtain such approval and we fail to secure the funding for such capital requirement in a timely manner or on acceptable terms or if we are unwilling to provide funding to ChipMOS Shanghai through Modern Mind, ChipMOS Shanghai may lose its business license and may have to be liquidated and our growth prospects and potential future profitability may suffer.

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

Investor confidence and the market price of our common shares may be adversely impacted if we or our independent public registered accounting firm is unable to conclude that our internal control over our financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to the SEC’s reporting obligations, and beginning in our Annual Report on Form 20-F for the year ended December 31, 2006, we have been required by the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report of management on our internal control over financial reporting in our Annual Report on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, beginning in this Annual Report on Form 20-F, our independent public registered accounting firm must audit the effectiveness of our internal control over financial reporting. In October 2004, we engaged Ernst & Young to advise us on the internal control over financial reporting requirements under Section 404 of the Sarbanes-Oxley Act of 2002. Although our management concluded that our internal controls are effective in this Annual Report on Form 20-F, and our independent public registered accounting firm has rendered its opinion that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria set forth in Internal Control – Integrated Framework issued by the Treadway Commission (COSO), our management may not conclude that our internal controls are effective in the future. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, it may decline to attest to our management’s assessment or may issue an adverse opinion in the future. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares.

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

Currently, most of our net revenue is denominated in NT dollars. Our cost of revenue and operating expenses, on the other hand, are incurred in several currencies, including NT dollars, Japanese yen, US dollars and Renminbi, or RMB. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing and assembly equipment, has been, and is expected to continue to be, denominated in Japanese yen with much of the remainder in US dollars. We also have debt denominated in NT dollars, Japanese yen, US dollars and RMB. During the three months ended March 31, 2008, the US dollars depreciated against the NT dollar by 6.4%. Fluctuations in exchange rates, primarily among the US dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins in NT dollar terms. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar terms. Despite selective hedging and other techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.

We may not be successful in our acquisitions, investments and joint ventures, and may therefore be unable to implement fully our business strategy.

As part of our growth strategy, we may make acquisitions and investments in companies and businesses or establish joint ventures. For example, on November 21, 2005, we merged Chantek into ChipMOS Taiwan, and on December 1, 2005, we merged ChipMOS Logic TECHNOLOGIES INC., or ChipMOS Logic, into ThaiLin Semiconductor Corp., or ThaiLin. In November 2004, we acquired certain testing and assembly equipment from First International Computer Testing and Assembly, or FICTA, as well as a 67.8% stake in First Semiconductor Technology Inc., which interest we transferred to First Semiconductor Technology Inc. in April 2005 for approximately US$2 million. In September 2007, we acquired all outstanding common shares of ChipMOS Taiwan through a share exchange transaction with ChipMOS Taiwan. The success of our acquisitions, investments and joint ventures depends on a number of factors, including:

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

We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to hire a substantially greater number of skilled employees in connection with our expansion plans. In particular, we depend on a number of skilled employees in connection with our LCD and other flat-panel display driver semiconductor testing and assembly services, and the competition for such employees in Taiwan and Mainland China is intense. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance for any of our executive officers nor do we have employment contracts with any of our executive officers or employees, and, as a result, none of our executive officers or employees is bound by any non-competition agreement. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could affect our ability to provide our services, resulting in reduced net revenue and earnings. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract additional personnel. As of March 31, 2008, 13% of the workforce at our facilities is foreign workers employed by us under work permits that are subject to government regulations on renewal and other terms. Consequently, if the regulations in Taiwan relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost, we may be unable to maintain or increase our level of services and may suffer reduced net revenue and earnings.

Adverse publicity about our current or former directors, executive officers or other key personnel could have a material adverse effect on our business.

Adverse publicity about our current or former directors, executive officers or other key personnel could have a material adverse effect on our business. Mr. Shih-Jye Cheng, our chairman and chief executive officer, was indicted by the Taipei District Prosecutor’s Office in December 2005. See “— The ongoing criminal proceeding involving Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline.” Moreover, two of our former directors, Messrs. Hung-Chiu Hu and Jwo-Yi Miao, are currently on criminal trial in the Taipei District Court, and another former director, Mr. Robert Ma Kam Fook, is under criminal investigation by the Taipei Prosecutor’s Office, in connection with alleged embezzlement during the 1990s at Pacific Electric Wire & Cable Co., Ltd., or Pacific Electric, a company incorporated in Taiwan and, until April 28, 2004, listed on the Taiwan Stock Exchange. Messrs. Hu and Miao have been indicted for offenses including breach of trust and violation of the Taiwan Commercial Accounting Law and the Taiwan Securities and Exchange Law. Mr. Ma is under investigation in connection with alleged money laundering activities related to the alleged offenses of Mr. Hu. Any adverse publicity from the investigation, trial or conviction of Messrs. Cheng, Hu, Miao or Ma could have a material adverse effect on our business and reputation or cause the market price of our common shares to decline.

Risk Relating to Our Relationship with Mosel

ChipMOS Taiwan entered into certain transactions that, if determined to have constituted impermissible financings or purchases of assets or equity of Mosel under ROC law, could result in the resignations of members of our management. As a result, our business operations could be disrupted and the market price of our common shares could decline.

ROC law limits the ability of a company incorporated in Taiwan to purchase any equity interest in companies, directly or indirectly, holding more than 50% of its issued and outstanding voting securities or registered capital or to provide loans or other financing to any company. ChipMOS Taiwan purchased NT$242 million worth of Mosel shares in 2002. Lee and Li, our ROC special counsel, has advised us that these purchases do not violate relevant ROC law that prohibits a subsidiary from buying or taking collateral in shares of companies holding, directly or indirectly, more than 50% of its issued and outstanding voting securities or registered capital, because Mosel’s indirect interest (calculated as the product of (i) Mosel’s percentage interest in ChipMOS Bermuda and (ii) ChipMOS Bermuda’s percentage interest in ChipMOS Taiwan) in ChipMOS Taiwan was less than 50% and ChipMOS Bermuda is incorporated outside of Taiwan. In 2005, ChipMOS Taiwan disposed of NT$84 million of Mosel shares, and in August 2006, ChipMOS Taiwan further disposed of the remaining Mosel shares for approximately NT$30 million. ChipMOS Taiwan no longer owns any Mosel shares. Lee and Li has advised that under relevant ROC law, there is no similar restriction or limitation on a subsidiary’s disposal of its parent’s equity shares, if the previous acquisitions of such shares complied with relevant ROC law. See Notes 4 and 18 to our consolidated financial statements contained in this Annual Report on Form 20-F for details. However, we understand that there is no applicable judicial precedent and there is some doubt as to how a court would rule if presented with the situation.

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

•

acquiring shares of an existing company or enterprise in Mainland China (other than shares of publicly traded companies, acquisition of which is prohibited under current policy of the Investment Commission of the ROC Ministry of Economic Affairs, or the Investment Commission); or

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

In addition, under current applicable ROC regulations, if a company incorporated in the ROC has directly or indirectly invested in a company incorporated outside of the ROC and has controlling power over the management and operations of such non-ROC company, any investment by such non-ROC company in the PRC will constitute an investment by the controlling ROC company that is subject to ROC laws and regulations. As a result, for the purposes of these regulations, any investment (within the meaning of the ROC laws regulating investments in Mainland China) by ChipMOS Bermuda in ChipMOS Shanghai may be deemed to be an investment in Mainland China by Mosel and/or Siliconware Precision, if Mosel and/or Siliconware Precision is determined to have controlling power over our management and operations. While the regulations do not define what constitutes “controlling power over management and operations,” we understand from our ROC special counsel, Lee and Li, that, due to Mosel’s and/or Siliconware Precision’s equity interest in us and representatives on our board of directors, any conversion of the convertible notes or demand notes into shares of Modern Mind or other acquisition of shares of Modern Mind or ChipMOS Shanghai by ChipMOS Bermuda may be deemed an investment in Mainland China by Mosel and/or Siliconware Precision and require approval by the Investment Commission, and be subject to the prohibitions described in the first paragraph of this risk factor. As a result, so long as Mosel and/or Siliconware Precision is deemed to have controlling power over ChipMOS Bermuda’s management and operations, ChipMOS Bermuda may have to choose not to convert its convertible notes or demand notes into common shares of Modern Mind in order to avoid any violations by Mosel and/or Siliconware Precision under these regulations. As a result, any significant ownership of our common shares by Mosel and/or Siliconware Precision could materially and adversely restrict our ability and flexibility in structuring our investment in Mainland China and thereby affect our business prospects.

If Mosel or Siliconware Precision were determined to be in violation of the applicable ROC laws and regulations governing investments in Mainland China, Mosel or Siliconware Precision may be ordered by the Investment Commission to cease such investment activities in Mainland China within a specified period of time and may be subject to a fine of between NT$50 thousand and NT$25 million. Mosel or Siliconware Precision could comply with the order of the Investment Commission either by causing us to terminate our investment activities in Mainland China or by taking actions that will cause Mosel or Siliconware Precision to cease having controlling power over our management and operations. If Mosel or Siliconware Precision does not comply with the order of the Investment Commission, the ROC government can impose on the chairman of Mosel or Siliconware Precision up to two years’ imprisonment, a fine of up to NT$25 million, or both. We cannot provide any assurance that any actions taken by Mosel or Siliconware Precision to address any orders by the Investment Commission will be in the best interest of our other shareholders. See “— Risks Relating to Our Relationship with Mosel—Potential conflicts of interest with our major shareholder and its affiliates may cause us to turn down orders from other customers.” Any termination or disposal of ChipMOS Shanghai’s operations in Mainland China could have a material adverse effect on our financial condition, results of operations or prospects, as well as the market price of our common shares.

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

ROC laws and regulations prohibit any transfer of semiconductor testing and assembly technologies to any person or entity located in Mainland China, except for transfers involving certain low-end semiconductor testing and assembly technologies, such as conventional wire bond assembly technology, if certain requirements are met. The ROC Ministry of Economic Affairs has the ultimate administrative authority in interpreting such laws and regulations. Under a technology transfer agreement, dated August 1, 2002, ChipMOS Bermuda licensed to ChipMOS Shanghai certain testing and assembly-related technologies that were then controlled by ChipMOS Bermuda, which included technologies that were licensed to ChipMOS Bermuda by ChipMOS Taiwan. ChipMOS Bermuda also provided ChipMOS Taiwan with technical support and consulting services under this agreement. On April 7, 2004, ChipMOS Bermuda entered into an assignment agreement with ChipMOS Taiwan, pursuant to which ChipMOS Taiwan transferred all of the technologies it owned as of that date to ChipMOS Bermuda, including those previously licensed to ChipMOS Bermuda. On April 12, 2007, ChipMOS Bermuda entered into an assignment agreement with ChipMOS Taiwan, pursuant to which ChipMOS Taiwan assigned and transferred fifty percent of the title to ownership of and interest in all of the technologies and intellectual property it owned as of that date to ChipMOS Bermuda. ChipMOS Bermuda will continue to license such technologies to ChipMOS Shanghai pursuant to the above mentioned technology transfer agreement dated August 1, 2002.

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

Certain of our operations are conducted through companies that we do not fully own. For example, certain current consolidated operations are conducted through ThaiLin, our 38.2% subsidiary as of March 31, 2008, and ChipMOS Shanghai, in which we exercise control without holding any direct or indirect equity interest. We also conduct other activities through our affiliated entities.

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

Our principal executive offices and most of our testing and assembly facilities are located in Taiwan. As a result, our business, financial condition and results of operations and the market price of our common shares may be affected by changes in ROC governmental policies, as well as social instability and diplomatic and social developments in or affecting Taiwan which are outside our control. For example, the ROC has a unique international political status. The PRC government regards Taiwan as a renegade province and does not recognize the legitimacy of the ROC. Although significant economic and cultural relations have been established during recent years between the ROC and the PRC, relations have often been strained. In March 2005, the PRC government enacted an “Anti-Secession Law” codifying its policy of retaining the right to use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by the ROC to accept the PRC’s stated “one China” policy. Past developments in relations between the ROC and the PRC have on occasion depressed the market prices of the securities of Taiwanese or Taiwan-related companies, including our own. Relations between the ROC and the PRC and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common shares.

We are vulnerable to natural disasters and other events disruptive to our business and operations.

We currently provide most of our testing services through our facilities in the Hsinchu Industrial Park and the Hsinchu Science Park in Taiwan and the Shanghai Qingpu Industrial Zone, and all of our assembly services through our facilities in the Southern Taiwan Science Park in Taiwan and the Shanghai Qingpu Industrial Zone. Significant damage or other impediments to these facilities as a result of natural disasters, industrial strikes or industrial accidents could significantly increase our operating costs.

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

In January and February 2008, certain parts of Mainland China, particularly in the southern, central and eastern regions, experienced reportedly the most severe winter weather in the country in recent decades, which resulted in significant and extensive damages to factories, power lines, homes, automobiles, crops and other properties, blackouts, transportation and communications disruptions and other losses in the affected areas. In addition, in May 2008, certain semiconductor companies with facilities in eastern Mainland China have experienced production disruption reportedly due to power stoppages caused by the failure of certain electricity supply system in the area where the plant located. We cannot assure you that our facilities in the Shanghai Qingpu Industrial Zone will not be adversely affected by future snowstorms, power shortages, earthquake or other similar events.

In addition, the production facilities of many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan and Mainland China. If our customers are affected, it could result in a decline in the demand for our testing and assembly services. If our suppliers and providers of complementary semiconductor manufacturing services are affected, our production schedule could be interrupted or delayed. As a result, a major earthquake, snowstorm, other natural disaster or other disruptive event in Taiwan or Mainland China could severely disrupt the normal operation of business and have a material adverse effect on our financial condition and results of operations.

Risks Relating to Our Corporate Structure

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

Siliconware Precision and Mosel, our two largest shareholders, have significant influence over our company and may cause us to take actions that may not be, or refrain from taking actions that may be, in our best interest or the best interest of our other shareholders.

Siliconware Precision and Mosel directly and indirectly owned approximately 14.5% and 13.4% of our common shares as of March 31, 2008, respectively. As the two largest shareholders that own more than 10% of our common shares respectively, Siliconware Precision and Mosel have significant influence over all matters submitted to our shareholders for approval and other corporate actions, such as:

•	election of directors;

•	timing and manner of dividend distributions;

•	approval of contracts between us and Siliconware Precision or Mosel or their respective affiliates, which could involve conflicts of interest; and

•	open market purchase programs or other purchases of our common shares.

Siliconware Precision and Mosel’s substantial interests in our company could also:

•	delay, defer or prevent a change in who controls us;

•	discourage bids for our shares at a premium over the market price; and

•	adversely affect the market price of our common shares.

In addition, one of our directors, Mr. Hsing-Ti Tuan, also acts as a director of ProMOS, a subsidiary of Mosel. As a result, conflicts of interest between Mr. Tuan’s duty to us and ProMOS and/or Mosel may arise. For an example of such a conflict of interest, see “— Risks Relating to Countries in Which We Conduct Operations—The investment in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel or Siliconware Precision violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel or Siliconware Precision as a result of any violation of ROC laws may cause Mosel or Siliconware Precision to decrease its ownership in us significantly or cause Mosel or Siliconware Precision to take other actions that may not be in the best interest of our other shareholders.” We cannot give any assurances that when conflicts of interest arise, Mr. Tuan will act in our interests, or that conflicts of interest will be resolved in our favor.

Moreover, because Siliconware Precision and Mosel have potential power to direct or influence our corporate actions, we may be required to engage in transactions that may not be agreeable to our other shareholders or that may not be in the best interest of our other shareholders.

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

Certain provisions in our constitutive documents and in our severance agreements with our executive officers make the acquisition of us by another company more difficult and costly and therefore may delay, defer or prevent a change of control.

Our bye-laws provide that our board of directors is divided into three classes of directors, each class to be re-elected only once every three years. As a result, shareholders would not generally be able to replace a majority of the directors until after two annual general meetings. In addition, any extraordinary corporate transaction such as a merger, amalgamation or consolidation, or a sale or transfer of all or substantially all of our assets, cannot be done without the approval of shareholders representing 70% of the total voting rights of all shareholders having the right to vote at such general meeting called to consider such extraordinary transaction. These provisions in our constitutive documents may increase the difficulty faced by a party which seeks to acquire control of our board or to approve an extraordinary transaction.

In 2007, we entered into change in control severance agreements with certain executive officers pursuant to which we agreed to pay certain severance payments if a change in control event (as defined in the change in control severance agreements) occurs and the employment of such executive officer is terminated by our company other than for cause or by such executive officer for good reasons within two years following the occurrence of the change in control event. These change in control agreements may increase the cost of a party seeking to effect a change in control of our company.

Future sales, pledge or issuance of common shares by us or our current shareholders could depress our share price and you may suffer dilution.

Sales of substantial amounts of shares in the public market, the perception that future sales may occur, or the pledge of a substantial portion of our common shares could depress the prevailing market price of our shares. As of March 31, 2008, we had approximately 84 million shares outstanding, including approximately 48 million shares of which are freely tradable within the United States without restriction or further registration under the Securities Act. Siliconware Precision, Mosel, Trivium Capital Management LLC, or Trivium Capital, Powertech Technology and ProMOS, our five largest shareholders, owned 12,174,998, 11,194,644, 9,618,815, 4,060,633 and 4,060,633 common shares as of March 31, 2008, respectively, representing in the aggregate 49.0% of our outstanding common shares as of March 31, 2008. As of March 31, 2008, we had US$71 million aggregate principal amount of the 2004 notes outstanding (including US$7 million aggregate principal amount held by ThaiLin, our 38.2% owned consolidated subsidiary) and US$99 million aggregate principal amount of the 2006 notes outstanding. The 2004 notes and the 2006 notes are convertible into our common shares at the conversion price of US$6.28 per share and US$6.85 per share, respectively, in each case subject to certain adjustments.

Mosel in the past decided to sell a significant portion of our common shares in order to raise funds. On December 9, 2005, we filed a shelf registration statement on Form F-3, pursuant to which we may offer up to approximately US$194 million of additional common shares or debt securities which may be convertible into common shares. We have included 8,000,000 common shares held by Mosel in our shelf registration statement filed on December 9, 2005. In June 2006, Mosel sold 6,956,522 common shares through its wholly-owned subsidiary, Giant Haven, under our shelf registration statement and, as a result, the number of remaining common shares held by Mosel included in our shelf registration statement is 1,043,478. In addition, in March 2007, we issued 12,174,998 common shares pursuant to a share purchase and subscription agreement with ChipMOS Taiwan and Siliconware Precision, and we entered into a registration rights agreement in March 2007 with Siliconware Precision, pursuant to which we granted to Siliconware Precision certain rights to require us to register these common shares for sale under the Securities Act. In July 2007, Mosel sold 8,121,266 common shares through Giant Haven to ProMOS and Powertech Technology, and we then granted Giant Haven, ProMOS and Powertech Technology certain rights to require us to register these common shares for sale under the Securities Act. Furthermore, Siliconware Precision, Mosel, ProMOS and Powertech Technology may be able to sell, in any three-month period, such number of common shares up to the greater of (i) one percent of our outstanding common shares or (ii) the average weekly trading volume of our common shares as reported on the Nasdaq Global Select Market during the four calendar weeks prior to any such sales pursuant to Rule 144 under the Securities Act.

On September 14, 2007, ChipMOS Bermuda issued 604,124 common shares pursuant to a share exchange transaction with ChipMOS Taiwan, under which ChipMOS Bermuda exchanged one common share for every 8.4 ChipMOS Taiwan shares then outstanding. Following the completion of the share exchange transaction, ChipMOS Taiwan became our wholly-owned subsidiary. We plan to issue, from time to time, additional shares in connection with employee compensation and to finance possible future capital expenditures, investments or acquisitions. See “Item 6. Directors, Senior Management and Employees—Share Option Plan and Share Appreciation Rights Plan” for a discussion of the Share Option Plan that we have adopted for the benefit of all of our directors, officers, employees and consultants. The issuance of additional shares may have a dilutive effect on other shareholders and may cause the price of our common shares to decrease.

In addition, the indictment relating to Mr. Hung-Chiu Hu alleges that embezzled funds were used in investments by PacMOS, which, as of March 31, 2008, owned 3.8% of our outstanding common shares. As a result, PacMOS may be ordered by relevant authorities to dispose of its investments made with any embezzled funds, which may result in a sale of our shares by PacMOS. A sale of a significant number of our shares by PacMOS or our other current shareholders could depress our share price.

Conversion of our outstanding convertible notes will dilute the ownership interest of existing shareholders and future issuances of our securities could dilute your ownership.

In November 2004, we issued US$85 million of the 2004 notes, which bear interest at an annual rate of 1.75%. In December 2004, we repurchased and cancelled US$699,000 of the 2004 notes. As of March 31, 2008, the 2004 notes are convertible into our common shares at a conversion price of US$6.28, which was adjusted from the initial conversion price of US$7.85 pursuant to the terms of the convertible notes. In September 2006, we issued US$100 million of the 2006 notes, which bear interest at an annual rate of 3.375% and have an initial conversion price of US$6.85 per share, subject to certain adjustments. The conversion of some or all of these convertible notes will dilute the ownership interest of existing shareholders. Any sales in the public market of the common shares issuable upon such conversion could adversely affect prevailing market prices of our common shares. In addition, the existence of these convertible notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common shares. In October 2006, we made an induced conversion offer to the holders of our 2004 notes pursuant to which we offered to each holder, as incentive for such holder to convert its 2004 notes, a cash payment equal to 7% of the principal amount of the 2004 notes converted by such holder. Pursuant to the induced conversion offer, noteholders converted US$7,000,000 in aggregate principal amount of the 2004 notes into 1,114,649 common shares and received from us aggregate cash consideration of approximately US$490,000. On November 3, 2006, we repurchased US$6,300,000 in aggregate principal amount of the 2004 notes pursuant to the noteholders’ put option under the indenture. In November 2007, ThaiLin, our 38.2% owned consolidated subsidiary, purchased US$7 million in aggregate principal amount of the 2004 note. In addition, on November 29, 2007, we repurchased US$1,000,000 in aggregate principal amount of the 2006 notes. Under the indenture, each noteholder of the 2006 notes will have the right to require us to repurchase its notes on September 29, 2008 at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest. As of March 31, 2008, no other conversion of these convertible notes had taken place.

Item 4.	Information on the Company

Overview

We believe that we are one of the leading independent providers of semiconductor testing and assembly services. Specifically, we believe that we are one of the leading independent providers of testing and assembly services for LCD and other flat-panel display driver semiconductors globally and for advanced memory products in Taiwan. The depth of our engineering expertise and the breadth of our testing and assembly technologies enable us to provide our customers with advanced and comprehensive testing and assembly services. In addition, our geographic presence in Taiwan and Mainland China is attractive to customers wishing to take advantage of the logistical and cost efficiencies stemming from our close proximity to foundries and producers of consumer electronic products in Taiwan and Mainland China. Our production facilities are located in Hsinchu and Tainan, Taiwan and Shanghai, Mainland China.

Industry background

Semiconductor Industry Trends

Growth in the semiconductor industry is largely driven by end-user demand for consumer electronics, communications equipment and computers, for which semiconductors are critical components. Highly cyclical, the worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn at the end of 2000 that was followed by a modest recovery in late 2002. Since then, the industry expanded until 2007, when the industry commenced another downturn that is still continuing.

Selected Key Semiconductor Markets

Various sectors of the semiconductor industry are expected to benefit from the anticipated growth in demand for new and improved electronic products and applications. These sectors include the memory semiconductor market, the LCD and other flat-panel display driver semiconductor market and the mixed-signal semiconductor market.

Memory Semiconductor Market

The memory market is expected to grow in the medium to long term as memory content in consumer electronics and PC applications increases due to increasing operating system requirements, increasing use of graphics in gaming and other applications, continued growth of broadband content and a transition to 64-bit PC architecture. The memory market is dominated by two segments—DRAM and flash memory. Growth in the DRAM market is expected to be driven by the increases in average memory size per PC and PC unit shipment resulting from the launch of Microsoft’s Vista operating system and the introduction of new DRAM technology. The flash memory market is expected to continue to experience in the medium to long term strong growth due to increasing memory requirements for cellular handsets, digital cameras and digital audio and video devices.

LCD and Other Flat-Panel Display Driver Semiconductor Market

Flat-panel displays are used in applications such as PC monitors, notebook computers, television sets, cellular handsets and digital cameras. Thin-film-transistor LCDs, or TFT-LCDs, account for about three-fourths of the flat-panel display market. The end-user demand for LCD and other flat-panel display driver semiconductor experienced a significant downturn in 2007. However, we currently expect the market for LCD and other flat-panel display driver semiconductors to recover in the second half of 2008.

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

Overview of the Company

We provide a broad range of back-end testing services, including engineering testing, wafer probing and final testing of memory and mixed-signal semiconductors. We also offer a broad selection of leadframe-based and organic substrate-based package assembly services for memory and mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. In addition, we provide gold bumping, testing and assembly services for LCD and other flat-panel display driver semiconductors by employing TCP, COF and COG, technologies.

Semiconductors tested and assembled by us are used in personal computers, graphics applications, such as game consoles and personal digital assistants, or PDAs, communications equipment, such as cellular handsets, and consumer electronic products and display applications, such as flat-panel displays. In 2007, 48.8% of our net revenue was derived from testing services for memory and mixed-signal semiconductors, 34.3% from assembly services for memory and mixed-signal semiconductors, and 16.9% from LCD and other flat-panel display driver semiconductor testing and assembly services.

Our Structure and History

We are a holding company, incorporated in August 2000 under the Companies Act 1981 of Bermuda, as amended. We provide most of our services in Taiwan through our wholly-owned subsidiary, ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan, and its subsidiaries and investees. We also provide services in Mainland China through ChipMOS TECHNOLOGIES (Shanghai) LTD., or ChipMOS Shanghai, a wholly-owned subsidiary of MODERN MIND TECHNOLOGY LIMITED, or Modern Mind, which is one of our controlled consolidated subsidiaries. As of March 31, 2008, Siliconware Precision Industries Co. Ltd., or Siliconware Precision, owned approximately 14.5% of our common shares, and Mosel Vitelic Inc., or Mosel, indirectly owned approximately 13.4% of our common shares.

The following chart illustrates our corporate structure and our equity interest in each of our principal subsidiaries and affiliates as of March 31, 2008.(1)

(1)	Under ROC Financial Accounting Standards and the regulations of the Taiwan Securities and Futures Bureau, we are required to consolidate the financial results of any subsidiaries in which we hold a controlling interest or voting interest in excess of 50%. In 2003, we consolidated the financial results of ChipMOS Taiwan, ChipMOS Japan, ChipMOS USA, ChipMOS TECHNOLOGIES (H.K.) Limited, or ChipMOS Hong Kong, Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai, and ThaiLin. From January 12 and 28, 2004 onwards, we also consolidated the financial results of Advanced Micro Chip Technology Co., Ltd. (which was liquidated in October 2004) and ChipMOS Logic (which was merged into ThaiLin in December 2005), respectively, and from April 1, 2004 onwards, we also consolidated the financial results of Chantek (which was merged into ChipMOS Taiwan in November 2005). Starting from April 30, 2004, our financial results also included the financial results of WWT, which was subsequently merged into ChipMOS Logic. Starting from November 1, 2004, our financial statements also included the results of First Semiconductor Technology, Inc. in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and transferred back this interest to First Semiconductor Technology, Inc. on April 29, 2005.
(2)	As of March 31, 2008, 3,899,999 shares of ChipMOS Hong Kong were issued to us and one share was issued to Shih-Jye Cheng, our chairman and chief executive officer, representing 100% of the then issued share capital of ChipMOS Hong Kong. Shih-Jye Cheng holds the one share issued to him as trustee for and on behalf of our company.
(3)	On March 27, 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed to 12,174,998 of our newly issued common shares through a private placement. Following such transaction, on September 14, 2007, we completed a share exchange transaction with ChipMOS Taiwan pursuant to which we exchanged one common share for every 8.4 ChipMOS Taiwan shares. Following the completion of the share exchange transaction, ChipMOS Taiwan became our wholly-owned subsidiary.
(4)	We control Modern Mind through our ownership of a convertible note issued by Modern Mind that may be converted into a controlling equity interest in Modern Mind. We do not currently own any equity interest in Modern Mind. ChipMOS Shanghai is a wholly-owned subsidiary of Modern Mind.

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

On September 14, 2007, we completed a share exchange transaction with ChipMOS Taiwan pursuant to which we exchanged one common share for every 8.4 ChipMOS Taiwan shares. In connection with the share exchange transaction, ChipMOS Bermuda and ChipMOS Taiwan paid in the aggregate NT$ 53 million (US$ 2 million) in cash to purchase fractional shares and shares held by dissenting shareholders, and ChipMOS Bermuda issued 604,124 new common shares. Following the completion of the share exchange transaction, ChipMOS Taiwan became our wholly-owned subsidiary.

ChipMOS TECHNOLOGIES (H.K.) Limited. ChipMOS Hong Kong (formerly ChipMOS Far East Limited) was incorporated in Hong Kong in November 2002. It is engaged in semiconductor testing and assembly services and trading of spare parts and tools. Effective May 31, 2005, the name of ChipMOS Far East Limited was changed to ChipMOS TECHNOLOGIES (H.K.) Limited. As of March 31, 2008, we held 100% of the outstanding common shares of ChipMOS Hong Kong.

MODERN MIND TECHNOLOGY LIMITED and ChipMOS TECHNOLOGIES (Shanghai) LTD. Modern Mind was incorporated in the British Virgin Islands in January 2002. Modern Mind conducts its operations through ChipMOS Shanghai, a wholly-owned subsidiary incorporated in Mainland China in June 2002. ChipMOS Shanghai is engaged in wafer testing and semiconductor assembly and testing. We acquired a 100% equity interest in Modern Mind on December 12, 2002, and then transferred it to Jesper Limited on December 31, 2002. In 2003, we acquired from Jesper Limited a convertible note in the amount of US$37.5 million issued by Modern Mind that may be converted into a controlling equity interest in Modern Mind at a conversion rate of one ordinary share of Modern Mind for every US$1.00 if the repayment is not made when due. In 2004, we restructured our control of ChipMOS Shanghai and our Mainland China operations. On July 29, 2004, we replaced the US$37.5 million convertible note previously issued by Modern Mind in its entirety with a US$62.8 million demand note issued by Modern Mind, with the difference representing a US$25 million loan that we extended to Modern Mind from the net proceeds of our July 2004 offering of common shares. In addition, we extended a loan in the aggregate amount of US$50 million to Modern Mind from the net proceeds of our November 2004 convertible debt offering in exchange for demand notes issued by Modern Mind in the same aggregate amount. As of March 31, 2008, the aggregate amount of total loans we extended to Modern Mind was US$122.8 million. The demand notes are convertible at any time into common shares representing, immediately after the conversion, almost 100% of the then outstanding common shares of Modern Mind at a conversion rate of US$1.00 for each common share of Modern Mind. Payment under the demand notes are fully and unconditionally guaranteed by Jesper Limited and secured by a pledge agreement in respect of the entire equity interest in Modern Mind and ChipMOS Shanghai. We have obtained from Jesper Limited an irrevocable option to acquire at any time the common shares of Modern Mind then owned by Jesper Limited.

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

For risks associated with our investment in Mainland China and these contractual arrangements, see “Item 3. Key Information—Risk Factors—Risks Relating to Countries in Which We Conduct Operations—The investments in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel or Siliconware Precision violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel or Siliconware Precision as a result of any violation of ROC laws may cause Mosel or Siliconware Precision to decrease its ownership in us significantly or cause Mosel or Siliconware Precision to take other actions that may not be in the best interest of our other shareholders” and “Item 3. Key Information – Risk Factors—Risks Relating to Countries in Which We Conduct Operations—Our current ownership structure and contractual arrangements with Jesper Limited, Modern Mind and ChipMOS Shanghai may not be effective in providing operational control of our Mainland China operations.”

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

On March 4, 2008, ChipMOS Taiwan made a loan in an amount of NT$145 million (US$4 million) to Taiwan Kolin Co. Ltd., or Kolin, a major shareholder of ThaiLin. The loan is repayable within one year and bears interest at a rate of 4.69% per annum. The loan is secured by a pledge by Kolin of 11 million common shares of ThaiLin.

As of March 31, 2008, ChipMOS Taiwan held (excluding the ThaiLin common shares pledged to us in connection with the loan to Kolin) a 38.2% interest in ThaiLin. Mr. S.J. Cheng, our chairman and chief executive officer and the director and chairman of ChipMOS Taiwan, is also a director and the chairman of ThaiLin. In addition, four of the seven directors of ThaiLin are appointed by ChipMOS Taiwan.

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

Focus on Providing Our Services to High-Growth Segments of the Semiconductor Industry.

We intend to continue our focus on developing and providing advanced testing and assembly services for high-growth segments of the semiconductor industry, such as memory, mixed-signal and LCD and other flat-panel display driver semiconductors. In 2007, our revenue from testing and assembly of semiconductors for these segments accounted for all of our net revenue. We believe that our investments in equipment and research and development in some of these areas allow us to offer a differentiated service from our competition. In order to continue to benefit from the expected growth in these segments, we intend to continue to invest in capacity to meet the testing and assembly requirements of these key semiconductor market segments.

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

In 2007, we spent approximately 1.4% of our net revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of March 31, 2008, our research and development team comprised 291 persons.

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

Focus on Increasing Sales through Long-Term Agreements with Key Customers.

From time to time, we strategically agree to commit a portion of our testing and assembly capacity to certain of our customers. We intend to focus on increasing sales to key customers through long-term capacity agreements, with less focus on our business with smaller customers or customers who do not place orders on a regular basis. The customers with which we currently have long-term agreements include ProMOS, Himax Technologies, Inc., or Himax, Novatek Microelectronics Corp., Ltd., or Novatek, a leading NOR flash maker in the U.S., and a leading PC peripheral chip provider in the U.S. See “— Customers” below for a more detailed discussion of these long-term agreements. Under certain of those long-term agreements, we have agreed to reserve capacity for our customers and our customers have agreed to place orders in the amount of the reserved capacity (which is subject in certain cases to reduction by the customers). As of March 31, 2008, approximately 25.7% of our total capacity was reserved under this type of agreement. Under certain other long-term agreements, we have agreed to acquire equipment or reserve capacity for our customers and our customers have undertaken to compensate us to a certain extent if they fail to sufficiently utilize the acquired equipment or reserved capacity. As of March 31, 2008, approximately 18.5% of our total capacity was reserved under this type of agreement. We believe that these long-term agreements help to insulate us from volatility in our capacity utilization rates and help us develop close relationships with our customers.

Principal Products and Services

The following table presents, for the periods shown, revenue by service segment as a percentage of our net revenue.

	Year ended December 31,
	2005	2006	2007
Testing
Memory testing revenue	39.4%	43.0%	46.1%
Mixed-signal testing revenue	3.1	2.9	2.7
Total testing revenue	42.5	45.9	48.8
Assembly
Memory assembly revenue	33.9	30.6	32.1
Mixed-signal assembly revenue	3.2	1.7	2.2
Total assembly revenue	37.1	32.3	34.3
LCD and other flat-panel display driver semiconductor testing and assembly revenue	20.4	21.8	16.9

Total net revenue	100.0%	100.0%	100.0%

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

Package	Lead-count	Description	End-User Applications
Plastic Leaded Chip Carrier (PLCC)	32-44	Package with leads on four sides used in consumer electronics products in which the size of the package is not vital	Copiers, printers, scanners, personal computers, electronic games, monitors

Plastic Dual-in-line Package (PDIP)	16-56	Package with insertion leads on longer sides used in consumer electronics products	Electronic games, monitors, copiers, printers, audio and video products, personal computers

Thin Small Outline Package I (TSOP I)	28-56	Designed for high volume production of low lead-count memory devices, including flash memory, SRAM and MROM	Notebook computers, personal computers, still and video cameras and standard connections for peripherals for computers

Thin Small Outline Package II (TSOP II)	24-86	Designed for memory devices, including flash memory, SRAM, SDRAM and DDR DRAM	Disk drives, recordable optical disk drives, audio and video products, consumer electronics, communication products

Quad Flat Package (QFP)	44-208	Flat structure with 4-sided peripheral leads designed for SRAM, graphic processors, personal computer chipsets and mixed-signal devices	Wireless communication products, notebook computers, personal computers, consumer electronics

Quad Flat No Lead (QFN)	8-68	Thermal enhanced quad flat no lead package providing small footprint (chip scale), light weight with good thermal and electrical performance	Wireless communication products, notebook computers, PDAs, consumer electronics

Low-Profile Quad Flat Package (LQFP)	80-128	Low-profile and light weight package designed for ASICs, digital signal processors, microprocessors/controllers, graphics processors, gate arrays, SSRAM, SDRAM, personal computer chipsets and mixed-signal devices	Wireless communication products, notebook computers, digital cameras, cordless/radio frequency devices

Thin Quad Flat Package (TQFP)	64-128	Designed for lightweight portable electronics requiring broad performance characteristics and mixed-signal devices	Notebook computers, personal computers, disk drives, office equipment, audio and video products and wireless communication products

Small Outline Package (SOP)	8-44	Designed for low lead-count memory and logic semiconductors, including SRAM and micro-controller units	Personal computers, consumer electronics, audio and video products, communication products

Multi-Chip Package (TSOP with organic substrate)	24-86	Our patented design for memory devices, including SRAM, DRAM and SDRAM	Notebook computers, personal computers, disk drives, audio and video products, consumer products, communication products

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

Our organic substrate-based packages employ a fine-pitch BGA design, which uses a plastic or tape laminate rather than a leadframe and places the electrical connections, or leads, on the bottom of the package rather than around the perimeter. The fine-pitch BGA format was developed to address the need for the smaller footprints required by advanced memory devices. Benefits of ball grid array assembly over leadframe-based assembly include:

•	smaller size;

•	smaller footprint on a printed circuit board;

•	better electrical signal integrity; and

•	easier attachment to a printed circuit board.

The following diagram presents the basic component parts of a fine-pitch BGA package:

The following table presents the ball-count, description and end-user applications of organic substrate-based packages we currently assemble:

Package	Connections	Description	End-User Applications
Mini BGA	36-208	Low-cost and space-saving assembly designed for low input/output count, suitable for semiconductors that require a smaller package size than standard BGA	Memory, analog, flash memory, ASICs, radio frequency devices, personal digital assistants, cellular handsets, communication products, notebook computers, wireless systems

Fine-Pitch BGA	54-119	Our patented design for DRAM products that require high performance and chip scale package (CSP)	Notebook computers, cellular handsets, global positioning systems, personal digital assistants, wireless systems

Very Thin Fine-Pitch BGA	48-176	Similar structure of Mini BGA package with thinner and finer ball pitch that is designed for use in a wide variety of applications requiring small size, high reliability and low unit cost	Handheld devices, notebook computers, disk drives, wireless and mobile communication products

Land Grid Array (LGA)	44-53	Thinner and lighter assembly designed essential to standard BGA without solder balls, suitable for applications that require high electrical performance	Disk drives, memory controllers, wireless, mobile communication products

Multi-Chip BGA	36-208	Designed for assembly of two or more memory chips (to increase memory density) or combinations of memory and logic chips in one BGA package	Notebook computers, digital cameras, personal digital assistants, global positioning systems, sub-notebooks, board processors, wireless systems

Stacked-Chip BGA	66-208	Designed for assembly of two or more memory chips or logic and memory chips in one CSP, reducing the space required for memory chips	Cellular handsets, digital cameras, personal digital assistants, wireless systems, notebook computers, global positioning systems

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

Testing of TCPs. We conduct full function testing of LCD and other flat-panel display driver semiconductors with a specially designed probe handler to ensure reliable contact to the test pads on the TCP tape. We can test STN-LCD or TFT-LCD driver semiconductors with frequencies of up to 750 MHz and at voltages up to 40V. The test is performed in a temperature-controlled environment with the device in tape form. The assembled and tested LCD and other flat-panel display driver semiconductors in tape form are packed between spacer tapes together with a desiccant in an aluminum bag to avoid contact during shipment.

Assembly of TCPs. TCPs use a tape-automated bonding process to connect die and tape. The printed circuit tape is shipped with a reel. The reel is then placed onto an inner lead bonder, where the LCD or other flat-panel display driver semiconductor is configured onto the printed circuit tape. The resulting TCP component consists of the device interconnected to a three-layer tape, which includes a polyamide-down carrier film, an epoxy-based adhesive layer and a metal layer. The tape metallization area of the interconnections is tin plated over a metal layer. The silicon chip and inner lead area is encapsulated with a high temperature thermoset polymer after inner lead bonding. The back face of the chip is left un-sealed for thermal connection to the printed circuit board.

The following diagram presents the basic components of a TCP:

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

As part of our strategy, we have been focusing on increasing sales to key customers through long-term agreements, with less focus on our business with smaller customers and customers who do not place orders on a regular basis. The number of our customers as of March 31, 2006, 2007 and 2008 were 110, 130 and 90, respectively. Our top 15 customers in terms of revenue in 2007 included (in alphabetical order):

Cypress Semiconductor Corp.

Elite Semiconductor Memory Technology Inc.

Etron Technology, Inc.

FIDELIX CO., LTD.

Hynix Semiconductor Inc.

Himax Technologies, Inc.

Integrated Circuit Solution Inc.

Macronix International Co., Ltd.

Micron Semiconductor Asia Pte. Ltd.

Novatek Microelectronics Corp., Ltd.

Powerchip Semiconductor Corp.

ProMOS Technologies Inc.

Sandisk Global Ltd.

Standard Microsystems Corp.

Spansion LLC

In 2005, our largest customer was ProMOS, our second-largest customer was Powerchip Semiconductor Corp., or Powerchip, and our third-largest customer was Himax, accounting for 28%, 15% and 9% of our net revenue, respectively. In 2006, our largest customer was ProMOS, our second-largest customer was Powerchip and our third-largest customer was Himax, accounting for approximately 27%, 14% and 11% of our net revenue, respectively. In 2007, our largest customer was ProMOS, our second-largest customer was Spansion, and our third-largest customer was Powerchip, accounting for approximately 29%, 16% and 10% of our net revenue, respectively. As of March 31, 2008, ProMOS owned approximately 4.8% of our common shares.

The majority of our customers does not enter into long-term contracts with us, and instead purchase our services through purchase orders and provide us every month with three-month non-binding rolling forecasts. The price for our services is typically agreed upon at the time when a purchase order is placed.

As part of our strategy, we have been focusing on increasing sales to key customers through long-term agreements, with less focus on our business with smaller customers and customers who do not place orders on a regular basis. In 2005, 2006 and 2007, we strategically entered into or extended several long-term agreements with some of our key customers, including ProMOS, Himax, Novatek, a leading NOR flash maker in the U.S., and a leading PC peripheral chip provider in the U.S., under which we reserved capacity for the customers primarily through 2006 to 2012 and the customers committed to place orders in the amount of the reserved capacity (which is subject in certain cases to reduction by the customers). These agreements generally provide that the price of our services will be agreed upon at the time our customers place the orders under the agreement. If we are unable to test and assemble the agreed number of semiconductors in any given month, such customers may generally use a third party to cover the shortfall. However, under these agreements, we are generally entitled to cure any shortfall in the following month. If we fail to do so, we may generally be liable for damages up to the amount equal to the number of shortfall units in the given month multiplied by the average selling price per unit in that month. If a customer fails to place orders according to the reserved capacity, we are generally entitled to damages based on our costs for the equipment, tooling costs, costs for personnel dedicated to the provisions of capacity to such customer, and the costs for raw materials. As of March 31, 2008, 25.7% of our total capacity was reserved pursuant to this type of agreement. Pursuant to the long-term agreement we have entered into with ProMOS in July 2007, ProMOS agreed to provide ChipMOS with six month rolling forecast on testing and assembly service orders to be placed to us, and ProMOS guarantees that such orders will represent no less than certain percentage of ProMOS’ total production volume of these products (excluding OEM products). In March 2008, ProMOS failed to place orders in the amount of the reserved capacity. We are currently evaluating whether or not to seek compensation from ProMOS.

Under certain other long-term agreements, including our agreement with a leading NOR flash maker in the U.S., we have agreed to acquire equipment or reserve capacity for our customers and our customers have agreed to compensate us to a certain extent if they fail to sufficiently utilize the installed equipment or reserved capacity. As of March 31, 2008, approximately 18.5% of our total capacity was reserved under this type of agreement.

The following table sets forth, for the periods indicated, the percentage breakdown of our net revenue, categorized by geographic region based on the jurisdiction in which each customer is headquartered.

	Year ended December 31,
	2005	2006	2007
Taiwan	79%	78%	72%
United States	11	15	21
Korea	4	3	3
Japan	3	3	1
Hong Kong SAR	1	1	1
Others	2	— (1)	2

Total	100%	100%	100%

(1)	Less than 1%.

46

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

Sales and Marketing

We maintain sales and marketing offices in Taiwan, Hong Kong, Japan, Mainland China and the United States. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan, Japan, Korea and the United States, mixed-signal semiconductors in Taiwan, Japan and the United States, LCD and other flat-panel display driver semiconductors in Japan, Taiwan, Hong Kong and Mainland China, and module manufacturing in Taiwan and Mainland China. As of March 31, 2008, our sales and marketing efforts were primarily carried out by teams of sales professionals, application engineers and technicians, totaling 42 staff members. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

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

We have appointed a non-exclusive sales agent for promoting our services for memory semiconductors in the United States, Japan and Korea. Our sales agent helps us promote and market our services, maintain relations with our existing and potential customers and communicate with our customers on quality, specific requirements and delivery issues. We generally pay our sales agent a commission of 2.5% to 3% of our revenue from services for memory semiconductors in the United States, Japan and Korea. In 2005, 2006 and 2007, we paid approximately NT$42 million, NT$36 million and NT$25 million (US$1 million), respectively, in commissions to our sales agent.

Research and Development

We believe that research and development is critical to our future success. In 2005, 2006 and 2007, we spent approximately NT$274 million, or 2%, NT$275 million, or 1%, NT$322 million (US$10 million), or 1%, respectively, of our net revenue on research and development. We intend to sustain these efforts.

Our research and development efforts have focused primarily on improving the efficiency, production yields and technologies of our testing and assembly services. From time to time, we jointly develop new technologies with universities and research institutions. For testing, our research and development efforts focus particularly on complex, high-speed, high-parallel, high-pin count, high-density, and fine-pitch semiconductor wafers and packages. Our projects include:

•	development of testing environments for simultaneous wafer probing and package testing;

•	development/conversion of test programs;

•	development of wafer-level burn-in;

•	development of wafer-level testing;

•	development of multi-chip testing;

•	implementation of a radio frequency identification (RFID) logistics management system to monitor the wafer probing process;

•	testing new products using existing machines; and

•	providing customers remote access to monitor test results.

We are also continuing development of interface designed to provide for high frequency testing by minimizing electrical noise.

For assembly, our research and development efforts focus on:

•	high performance;

•	fine pitch;

•	miniaturization;

•	multi-chip assembly;

•	multi-chip modules;

•	stacked-dice chip scale package;

•	thinner and more flexible assembly such as COF packages;

•	three-dimensional assembly; and

•	developing environmentally friendly assembly services.

Our projects include developing multi-chip package, flip-chip technologies, environmentally friendly products, 12-inch wafer technologies, fine-pitch wire bonding technologies, 50-micron wafer thinning technology, advanced packages for DDR III, COF modules, fine-pitch LCD driver bumping, testing and assembly technologies, and advanced probe card technologies. We work closely with our customers to design and modify testing software and with equipment vendors to increase the efficiency and reliability of testing and assembly equipment. Our research and development operations also include a mechanical engineering group, which currently designs handler kits for semiconductor testing and wafer probing, as well as software to optimize capacity utilization.

As of March 31, 2008, we employed 291 employees in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

We maintain laboratory facilities to analyze the characteristics of semiconductor packages by computer simulation, and verify their performance by measurement tools. The implementation of computer simulation substantially reduces the time required to validate the feasibility of a package design for a given application, as compared with physical testing methods.

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

As of March 31, 2008, we employed 443 personnel for our quality control activities. Our quality control staff typically includes engineers, technicians and other employees who monitor testing and assembly processes in order to ensure high quality. We employ quality control procedures in the following critical areas:

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

As a result of our ongoing focus on quality, we achieved monthly assembly yields of an average of 99.96% for our memory and mixed-signal assembly packages, 99.86% for our COF packages and 99.74% for our COG packages in 2007. The assembly yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped back to customers divided by the number of individual integrated circuits that are attached to leadframes or organic substrate.

Facilities

We provide testing services through our four facilities in Taiwan and one facility in Shanghai, with one facility at each of the following locations: Chupei, the Hsinchu Industrial Park, the Hsinchu Science Park, the Southern Taiwan Science Park and the Shanghai Qingpu Industrial Zone. We provide assembly services through our facility at the Southern Taiwan Science Park and our facility at the Shanghai Qingpu Industrial Zone. We own the land for our Hsinchu Industrial Park testing facility and Chupei facility and possess the land use right to the land on which our Shanghai Qingpu Industrial Zone facility is located until 2052, and we lease the land for our Hsinchu Science Park testing facility and Southern Taiwan Science Park facility from the Science Park Administration under three 20-year leases. Three leases for our Hsinchu Science Park facility will expire in 2008, 2017 and 2026, respectively, and the lease for our Southern Taiwan Science Park facility will expire in 2017.

In March 2002, Modern Mind entered into a cooperation agreement with the Shanghai Qingpu Industrial Zone Development Group Company under which Modern Mind has agreed to construct a permanent wholly-owned facility in the Shanghai Qingpu Industrial Zone to provide testing and assembly services. Modern Mind commenced construction of the facility in Shanghai in June 2002 and moved into the new facility in August 2005, with the grand opening of the new facility in November 2005. Modern Mind currently offers testing and assembly services of memory semiconductors. In connection with the Shanghai operations, Modern Mind has invested US$122.5 million in ChipMOS Shanghai for the new facility and related equipment and Modern Mind has committed to invest an additional US$127.5 million by December 7, 2008 in the facility and related equipment. In May 2008, ChipMOS Shanghai received a written consent-in-principle from the relevant PRC regulatory authority to decrease the registered capital of ChipMOS Shanghai from US$250 million to US$130 million in response to an application by us in March 2008. If we obtain the final approval for the decrease in the registered capital of ChipMOS Shanghai, Modern Mind’s obligation for contribution of the unpaid registered capital of ChipMOS Shanghai would be reduced from US$127.5 million to US$7.5 million. There is no assurance, however, that we will obtain such final approval.

On August 24, 2004, we, through ThaiLin and ChipMOS Taiwan, entered into an agreement for the acquisition of certain testing and assembly assets of FICTA, including 52 testers, 133 wire bonders, machinery, equipment, raw materials, spare parts and related patents.

In December 2004, we sold our Kaohsiung testing facility to Radiant Opto-Electronics Corporation.

The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of March 31, 2008.

Location of Facility	Primary Use	Floor Area	Principal Equipment
Chupei, Hsinchu	Wafer Testing/Gold Bumping	25,954 square meters	3 steppers 9 sputters 257 testers

Hsinchu Industrial Park, Taiwan — ThaiLin	Testing	27,124 square meters	140 testers 32 burn-in ovens

Hsinchu Science Park, Taiwan	Testing/Module	40,294 square meters	129 testers 92 burn-in ovens

Southern Taiwan Science Park, Taiwan	Assembly/Testing	109,676 square meters	424 wire bonders 140 inner-lead bonders 195 testers

Shanghai Qingpu Industrial Zone, Mainland China	Assembly/Testing/Modules and Subsystem Manufacturing	66,817 square meters	15 testers 148 wire bonders 19 burn-in ovens

Raw Materials

Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our memory and mixed-signal semiconductor assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the LCD and other flat-panel display driver semiconductor testing and assembly process include carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 15%, 13% and 15% of our net revenue in 2005, 2006 and 2007, respectively.

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

Equipment

Testing of Memory and Mixed-Signal Semiconductors

Testing equipment is the most capital-intensive component of the memory and mixed-signal semiconductors testing business. Upon the acquisition of new testing equipment, we install, configure, calibrate and perform burn-in diagnostic tests on the equipment. We also establish parameters for the testing equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of March 31, 2008, we operated 541 testers for testing memory and mixed-signal semiconductors. We generally seek to purchase testers with similar functionality that are able to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Advantest Corporation, Verigy Ltd. and Credence Systems Corporation.

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

Assembly of Memory and Mixed-Signal Semiconductors

The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. and Kulicke & Soffa Industries Inc. As of March 31, 2008, we operated 572 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.

Gold Bumping, Testing and Assembly of LCD and Other Flat-Panel Display Driver Semiconductors

We acquired TCP-related equipment from Sharp to begin our TCP-related services. We subsequently purchased additional TCP-related testers from Yokogawa Electric Corp. and Advantest Corporation and assembly equipment from Shibaura Mechatronics Corp., Athlete FA Corp. and Sharp Takaya Electronics Corp. As of March 31, 2008, we operated three steppers and nine sputters for gold bumping and 140 inner-lead bonders for assembly and 195 testers for LCD and other flat-panel display driver semiconductors. We are currently in the process of purchasing additional testing equipment. The testing equipment can be used for the TCP, COF and COG processes, while the inner-lead bonders are only used in the TCP and COF processes. The same types of wafer grinding, auto wafer mount and die saw equipment is used for the TCP, COF and COG processes. In addition, auto inspection machines and manual work are used in the COG process, which is more labor-intensive than the TCP and COF processes.

Competition

The independent testing and assembly markets are very competitive. Our competitors include large IDMs with in-house testing and assembly capabilities and other independent semiconductor testing and assembly companies, especially those offering vertically integrated testing and assembly services, such as Advanced Semiconductor Engineering Inc., Amkor Technology, Inc., ASE Test Limited, International Semiconductor Technology Ltd., King Yuan Electronics Co., Ltd., Powertech Technology Inc., Siliconware Precision, STATS ChipPAC Ltd. and United Test and Assembly Center Ltd. We believe that the principal measures of competitiveness in the independent semiconductor testing industry are:

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

Intellectual Property

As of March 31, 2008, we held 431 patents in Taiwan, one patent in the United Kingdom, one patent in France, one patent in Germany, 24 patents in the United States and 15 patents in the People’s Republic of China relating to various semiconductor testing and assembly technologies. These patents will expire at various dates through 2026. As of March 31, 2008, we also had a total of 95 pending patent applications in the United States, 176 in Taiwan, and 199 in the People’s Republic of China. In addition, we have registered “ChipMOS” and its logo and “InPack” as trademarks in Taiwan, and “ChipMOS” and its logo as trademarks in the United States, the People’s Republic of China, Singapore, Hong Kong, Korea, Japan and in the European Community.

We expect to continue to file patent applications where appropriate to protect our proprietary technologies. We may need to enforce our patents or other intellectual property rights or to defend ourselves against claimed infringement of the rights of others through litigation, which could result in substantial costs and a diversion of our resources. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Disputes over intellectual property rights could be costly, deprive us of technologies necessary for us to stay competitive, render us unable to provide some of our services and reduce our opportunities to generate revenue” and “Item 8. Financial Information—Legal Proceedings.”

On April 7, 2004, ChipMOS Bermuda entered into an assignment agreement with ChipMOS Taiwan, as amended on May 14 and October 11, 2004, pursuant to which ChipMOS Taiwan transferred all of the technologies it owned as of that date to ChipMOS Bermuda for a purchase price of US$19.7 million, which was paid in November 2004.

On April 7, 2004, ChipMOS Bermuda entered into a patent license agreement with ChipMOS Taiwan, which was amended on July 8, 2004, October 11, 2004 and December 30, 2004, pursuant to which ChipMOS Bermuda grants to ChipMOS Taiwan a non-exclusive royalty-bearing license with respect to certain patents and patent applications until the last expiration date of the term of these patents. Under the patent license agreement, ChipMOS Taiwan will pay ChipMOS Bermuda a royalty in the aggregate of US$20 million, payable in 80 quarterly installments of US$250 thousand each.

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

On April 12, 2007, ChipMOS Bermuda entered into an assignment agreement with ChipMOS Taiwan, pursuant to which ChipMOS Taiwan assigned and transferred fifty percent of the title to, ownership of and interest in all of the technologies and intellectual property it owned as of that date to ChipMOS Bermuda for a purchase price of US$6.4 million, which was paid in full in June 2007.

Environmental Matters

Semiconductor testing does not generate significant pollutants. The semiconductor assembly process generates stationary acid and alkali pollution, principally at the plating stages. Liquid waste is produced when silicon wafers are ground thinner and diced into chips with the aid of diamond saws and cooled with running water and during the gold bumping process. In addition, excess material on leads and moldings are removed from assembled semiconductors in the trimming and dejunking processes, respectively. We have installed various types of liquid and gaseous chemical waste-treatment equipment at our semiconductor assembly and gold bumping facilities. Since 2001, we have adopted certain environmentally-friendly production management systems, and have implemented certain measures intended to bring our assembly process in compliance with the Restriction of Hazardous Substances Directive 2002/95/EC issued by the European Union. We believe that we have adopted adequate and effective environmental protection measures that are consistent with semiconductor industry practices in Taiwan and Mainland China. In addition, we believe we are in compliance in all material respects with current environmental laws and regulations applicable to our operations and facilities.

All of our facilities in Taiwan and Mainland China have been certified as meeting the ISO 14001 environmental standards of the International Organization for Standardization, and all of our facilities in Taiwan have been further certified as meeting the OHSAS18001 standards, of the International Organization for Standardization. Our testing facility at the Hsinchu Science Park won both the “Plant Greenery and Beautification Award” in 1999, 2000 and 2002 and the “Safety & Health Excellent Personnel Award” in 2001 from the Science Park Administration, the “Green Office Award” from the Environment Protection Administration of the ROC in 2000 and the “Outstanding Voluntary Protection Program Award” by the Labor Affairs Commission of the ROC in 1999. Our assembly facility at the Southern Taiwan Science Park won the “Green Office Award” from the Environment Protection Administration of the ROC in 2001. In 2003, we won several environmental awards, including the “Environmental Protection Excellent Unit Award,” the “Plant Greenery and Beautification Award,” the “Environment Maintain Award” and the “Safety & Health Excellent Personnel Award,” each awarded by the Science Park Administration. We will continue to implement programs, measures and related training to reduce industrial waste, save energy and control pollution. In 2001, ChipMOS Taiwan completed a lead-free process control program, which offers a lead-free method in a semiconductor package, a lead-free plating, a lead-free solder ball and a lead-free reliability method and specification. In 2005, ChipMOS Shanghai completed a similar lead-free process control program.

Insurance

We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damages due to all risks, including but not limited to, fire, lightning and earthquakes. The maximum coverage of property insurance for ChipMOS Taiwan and ThaiLin is approximately NT$47,396 million and NT$5,936 million, respectively. ChipMOS Shanghai also maintains property insurance policies for a maximum coverage of approximately RMB911 million.

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

Overview

We provide a broad range of back-end testing services, including wafer probing and final testing of memory and mixed-signal semiconductors. We also offer a broad selection of leadframe-based and organic substrate-based package assembly services for memory and mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. In addition, we provide gold bumping, testing and assembly services for LCD and other flat-panel display driver semiconductors by employing TCP, COF and COG, technologies. In 2007, our consolidated net revenue was NT$23,598 million (US$728 million) and our net income was NT$2,219 million (US$68 million).

We are a holding company, incorporated in Bermuda on August 1, 2000. We provide most of our services through our wholly-owned subsidiary, ChipMOS Taiwan, and its subsidiaries and investees. ChipMOS Taiwan was incorporated in Taiwan in July 1997 as a joint venture company of Mosel and Siliconware Precision and with the participation of other investors. Following the completion of the share exchange transaction between our company and ChipMOS Taiwan on September 14, 2007, ChipMOS Taiwan became a wholly-owned subsidiary of our company. In Taiwan, we conduct testing operations in our facilities at the Hsinchu Science Park and the Hsinchu Industrial Park, gold bumping and wafer testing in our facility at Chupei, and testing and assembly operations in our facility at the Southern Taiwan Science Park. We also conduct operations in Mainland China through ChipMOS Shanghai, a wholly-owned subsidiary of Modern Mind, which is one of our controlled consolidated subsidiaries. ChipMOS Shanghai operates a testing and assembly facility at the Qingpu Industrial Zone in Shanghai. Through our subsidiaries, we also have equity interests in other companies that are engaged in the semiconductor industry. See “Item 4. Information on the Company—Overview of the Company” for more details.

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

        The current generation of advanced testers typically cost between US$2 million and US$5 million each, while wire bonders used in assembly typically cost approximately US$65,000 each and inner-lead bonders for TCP and COF assembly cost approximately US$300,000 each and COG chip sorters cost approximately US$140,000 each. We begin depreciating our equipment when it is placed into commercial operation. There may be a time lag between the time when our equipment is placed into commercial operation and when it achieves high levels of utilization. In periods of depressed semiconductor industry conditions, we may experience lower than expected demand from our customers and a sharp decline in the average selling prices of our testing and assembly services, resulting in an increase in depreciation expenses relative to net revenue. In particular, the capacity utilization rates for our testing equipment may be severely affected during a semiconductor industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, or IDMs, which typically maintain larger in-house testing capacity than in-house assembly capacity.

Highly Cyclical Nature of the Semiconductor Industry. Highly cyclical, the worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn beginning in the fourth quarter of 2000 that was followed by a recovery in early 2003. The significant decrease in market demand for semiconductors that began in 2000 adversely affected our results of operations for 2001 and 2002. Beginning in 2007, the semiconductor industry commenced another significant downturn which is still continuing. During periods of decreased demand for assembled semiconductors, some of our customers may forego, delay or simplify final testing of certain types of semiconductors, such as DRAM, which may further decrease demand and average selling prices for our services and intensify our difficulties.

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

Market Conditions for the End-User Applications for Semiconductors. Market conditions in the semiconductor industry, to a large degree, track those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors that we test and assemble may reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Our net revenue is largely attributable to fees from testing and assembling semiconductors for use in personal computers, consumer and portable electronic products, display applications and communications equipment. The markets for these products are intensely competitive, and a significant decrease in demand could put pricing pressure on our testing and assembly services and negatively affect our earnings. The oversupply of DRAM products in the second half of 2007 and the weak demand in the DRAM market in the first quarter of 2008 resulted in significant reductions in the price of DRAM products, which in turn drove down the average selling prices for our testing and assembly services for DRAM products in the second half of 2007 and the first quarter of 2008.

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

On August 15, 2005, ThaiLin entered into a merger agreement with ChipMOS Logic, whereby ChipMOS Logic agreed to be merged into ThaiLin, with ThaiLin as surviving entity. Under the merger agreement, shareholders of ChipMOS Logic received one common share of ThaiLin in exchange for 2.8 common shares of ChipMOS Logic. The transaction closed on December 1, 2005, and as of March 31, 2008, ChipMOS Taiwan held a 38.2% interest in ThaiLin.

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

On April 12, 2007, we entered into a share exchange agreement with ChipMOS Taiwan pursuant to which we agreed to exchange one common share for every 8.4 ChipMOS Taiwan shares outstanding. The transaction closed on September 14, 2007, and we issued 604,124 common shares to the holders of the ChipMOS Taiwan common shares in exchange for their ChipMOS Taiwan shares, and we and ChipMOS Taiwan paid NT$53 million in cash to purchase fractional shares and shares held by dissenting shareholders. Following the completion of the share exchange transaction on September 14, 2007, ChipMOS Taiwan became our wholly-owned subsidiary.

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

	Year ended December 31,
	2005	2006	2007	2007
	NT$	NT$	NT$	US$
	(in millions)
Testing
Memory	$5,996.4	$8,759.5	$10,856.2	$334.8
Mixed-signal	463.5	580.6	646.2	19.9
Total testing	6,459.9	9,340.1	11,502.4	354.7
Assembly
Memory	5,166.4	6,240.2	7,576.0	233.6
Mixed-signal	489.5	349.4	523.6	16.1
Total assembly	5,655.9	6,589.6	8,099.6	249.7
LCD and other flat-panel display driver semiconductor testing and assembly	3,098.2	4,445.5	3,995.6	123.2
Total	$15,214.0	$20,375.2	$23,597.6	$727.6

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

Most of our customers do not place purchase orders far in advance and our contracts with customers generally do not require minimum purchases of our products or services. Our customers’ purchase orders have varied significantly from period to period because demand for their products is often volatile. We have strategically entered into long-term capacity agreements with some of our customers. Under certain of those long-term agreements, we have agreed to reserve capacity for our customers and our customers have agreed to place orders in the amount of the reserved capacity (which is subject in certain cases to reduction by the customers). As of March 31, 2008, approximately 25.7% of our total capacity was reserved under this type of agreement. Under certain other long-term agreements, we have agreed to install equipment or reserve capacity for our customers and our customers have undertaken to compensate us to a certain extent if they fail to sufficiently utilize the installed equipment or reserved capacity. As of March 31, 2008, approximately 18.5% of our total capacity was reserved under this type of agreement. As part of our strategy, we intend to enter into additional long-term capacity agreements in the future. Depending on customer demands, market conditions and other considerations, we may explore opportunities to expand our operations outside Taiwan and Mainland China in connection with future long-term capacity agreements.

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

We offer volume discounts to all customers who purchase large quantities of our services and special discounts to customers who use our vertically integrated services. We also may offer special payment terms, including longer payment cycles, to key customers during downturns in the market so as to retain business from such key customers.

Revenue Recognition

We generally recognize our revenue upon shipment of tested and assembled semiconductors to locations designated by our customers, including our internal warehouse for customers using our warehousing services. Revenue from product sales is recognized when risks of ownership are transferred to customers, generally upon shipment of the products. We submit invoices at the time of shipment or delivery and generally require customers to pay within 60 days after the last day of the month during which the invoice was sent, except that we require ProMOS, our largest customer, to pay within 75 days. In addition, we extended the invoice settlement cycle for Spansion, our second largest customer, from 60 days to 90 days at their request, commencing in March 2008. We have not experienced any significant collection problems for our services, except for NT$277 million (US$9 million) of receivables from Ultima. We received from Ultima 4,250,000 and 4,190,000 shares of Ultima Technology Corp. (BVI) common stock on September 24 and December 18, 2004, respectively, as collateral for the outstanding receivables. We provided an allowance of NT$194 million and NT$83 million for these doubtful receivables in 2004 and 2005 respectively. These doubtful receivables were fully written off during 2006. In April 2007, we settled the civil proceedings related to these doubtful receivables with Ultima for NT$700 thousand (US$22 thousand) and recorded such amount as other income.

In January 2008, at the request of ProMOS, we agreed to permit ProMOS to defer payment of aggregate service fees of NT$450 million (US$14 million) to February 15, 2009. These service fees were accounts payable to us as of December 31, 2007. The deferred service fees, which were paid in full by ProMOS in March and April 2008, bore interest at a rate of 4.69% per annum, and were recorded as long-term accounts receivables. See Note 18 to our audited consolidated financial statements. Currently all of the service fees payable to us by ProMOS are due within 75 days after the last day of the month during which our invoice was sent.

Related Party Revenues

In 2005, 2006 and 2007, 30%, 28% and 29%, respectively, of our net revenue were derived from related parties. While we believe that our transactions with related parties were entered into on an arm’s length basis, we extended them favorable payment terms, as discussed in the preceding paragraph. See “Item 7. Major Shareholders and Related Party Transactions” for more information concerning our related party transactions.

Geography and Currency

The majority of our net revenue is generated from customers headquartered in Taiwan, which represented 79%, 78% and 72% of our net revenue in 2005, 2006 and 2007, respectively. We also generate net revenue from customers in the United States, Korea, Japan and other countries. Our service fees and revenue are generally denominated in the currency of the jurisdiction in which our facilities are located, for example NT dollars for our Taiwan operations and RMB for our Mainland China operations. As we generate most of our net revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 22 to our audited consolidated financial statements and “Item 11. Quantitative and Qualitative Disclosure about Market Risk — Market Risks — Foreign Currency Exchange Rate Risks” for certain information on our exchange rate risks.

Cost of Revenue and Gross Profit (Loss)

Our cost of revenue consists primarily of the following: depreciation and amortization expenses, raw material costs, and labor and overhead expenses, which primarily include expensable equipments, sub-contracting fees and rental expenses. Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of testing and assembly equipment and facilities, including our investment in our Mainland China operations. Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. As of March 31, 2008, we had 736 testers, 143 burn-in ovens, 572 wire bonders, 140 inner-lead bonders, three steppers and nine sputters. We use inner-lead bonders for the assembly of LCD and other flat-panel display driver semiconductors using TCP or COF technology, and wire bonders for TSOP, BGA, and some other package assembly technologies. Our average capacity utilization rate for testing of memory and mixed-signal semiconductors was 81% in 2005, 86% in 2006 and 78% in 2007. Our average capacity utilization rate for assembly of memory and mixed-signal semiconductors was 79% in 2005, 75% in 2006 and 86% in 2007. In addition, our average capacity utilization rate for LCD and other flat-panel display driver semiconductor testing and assembly was 83% in 2005, 79% in 2006 and 71% in 2007.

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

The following table sets forth, for the periods indicated, our gross profit (loss) and our gross profit (loss) margin as a percentage of net revenue.

	Year ended December 31,
	2005	2006	2007	2007
	NT$	NT$	NT$	US$
	(in millions)
Gross profit (loss):
Testing
Memory	$2,186.6	$3,779.3	$4,200.6	$129.5
Mixed-signal	(148.9)	(0.4)	174.4	5.4
Total testing	2,037.7	3,778.9	4,375.0	134.9
Assembly
Memory	1,203.3	1,430.0	1,452.5	44.8
Mixed-signal	(158.5)	18.4	19.7	0.6
Total assembly	1,044.8	1,448.4	1,472.2	45.4
LCD and other flat-panel display driver semiconductor testing and assembly	868.9	894.5	306.3	9.4
Total	$3,951.4	$6,121.8	$6,153.5	$189.7
Gross profit (loss) margin:
Testing
Memory	36.5%	43.1%	38.7%	38.7%
Mixed-signal	(32.1)	(0.1)	27.0	27.0
Total testing	31.6	40.5	38.0	38.0
Assembly
Memory	23.3	22.9	19.2	19.2
Mixed-signal	(32.4)	5.3	3.8	3.8
Total assembly	18.5	22.0	18.2	18.2
LCD and other flat-panel display driver semiconductor testing and assembly	28.0	20.1	7.7	7.7
Overall	26.0%	30.0%	26.1%	26.1%

Operating Expenses

Research and Development

Research and development expenses consist primarily of personnel expenses, amortization expenses relating to technology, expenditures to qualify our services for specific customers and other consulting fees and certification fees paid to third parties. Research and development expenses are recognized as they are incurred. We currently expect that research and development expenses will increase in the future as we continue to explore new technologies and service offerings. We also expect to hire additional employees in our research and development department.

Sales and Marketing

Sales and marketing expenses consist primarily of shipping and handling expenses incurred in delivering products to our customers’ designated locations, advertising, corporate communications and other marketing expenses, salary expenses for sales and marketing personnel, sales commission, professional service fees, bad debt provision and service support expenses.

General and Administrative

General and administrative expenses consist of salaries and related expenses for executive, finance and accounting, and management information systems personnel, professional service fees, and other corporate expenses. They also include stock-based compensation that is expensed using the intrinsic value-based method. See “Item 6. Directors, Senior Management and Employees—Share Option Plan and Share Appreciation Rights Plan” for more information concerning our share option plan. We expect general and administrative expenses to increase in absolute terms as we add personnel and incur additional expenses related to the growth of our business and operations, particularly our Mainland China operations.

Other Income (Expenses), Net

Our other income principally consists of interest income, foreign exchange gains, warehouse space rental revenue, gains on sale of investments, gains on disposal of property, plant and equipment, fair value gains on financial assets and gains on embedded derivative. In 2008, our other income may also include certain interest income, including the interest payable by Kolin under a loan repayable to ChipMOS Taiwan in March 2009 that bears interest at a rate of 4.69% per annum. The loan is secured by a pledge by Kolin of 11 million common shares of ThaiLin. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—ThaiLin Semiconductor Corp.” Our other expenses principally consist of interest expense, investment losses recognized by equity method, fair value loss on financial assets, financing costs, impairment losses, losses on disposal of property, plant and equipment, loss on redemption of convertible notes and foreign exchange losses.

Minority Interests and Interest in Bonuses Paid by Subsidiaries

Minority interests represent the portion of our income that is attributable to the shareholding in our consolidated subsidiaries that we do not own. In 2005, 2006 and 2007, our minority interests were attributable to the minority interests owned by Siliconware Precision and other investors in ChipMOS Taiwan prior to the completion of the share exchange transaction between ChipMOS Bermuda and ChipMOS Taiwan on September 14, 2007, and the public shareholders’ interest in ThaiLin. In 2005, minority interests also included the portion of our income attributable to the shareholdings in ChipMOS Logic and Chantek that we did not own before ChipMOS Logic was merged into ThaiLin on December 1, 2005 and Chantek was merged into ChipMOS Taiwan on November 21, 2005. Since ChipMOS Taiwan became our wholly-owned subsidiary as a result of the completion of the share exchange transaction we entered into with ChipMOS Taiwan, we expect minority interests to be substantially less in future periods.

Interest in bonuses paid by subsidiaries represents our portion of ChipMOS Taiwan’s and ThaiLin’s distributable earnings that are appropriated as bonuses to employees and remuneration to directors and supervisors of ChipMOS Taiwan and ThaiLin, as required by ROC regulations and ChipMOS Taiwan’s and ThaiLin’s articles of incorporation. ChipMOS Taiwan and ThaiLin paid bonuses to directors, supervisors and employees of NT$166 million and NT$57 million, respectively, in 2005, NT$242 million and NT$74 million, respectively, in 2006, and NT$391 million (US$12 million) and NT$82 million (US$3 million), respectively, in 2007. Please see “— US GAAP Reconciliation” for a discussion of the significant impact such bonuses had on our net income under US GAAP.

Net Income

Our net income was NT$928 million, NT$2,121 million and NT$2,219 million (US$68 million) in 2005, 2006 and 2007, respectively. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things. For additional information on factors that will affect our future performance, see “Item 3. Key Information—Risk Factors.”

Results of Operations

The following table presents selected operating data as a percentage of net revenue for the periods indicated:

	Year ended December 31,
	2005	2006	2007
ROC GAAP:
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	74.0	70.0	73.9

Gross profit margin	26.0	30.0	26.1
Operating expenses:
Research and development	1.8	1.3	1.4
Sales and marketing	1.6	0.5	0.4
General and administrative	5.2	4.0	4.5

Total operating expenses	8.6	5.8	6.3
Income from operations	17.4	24.2	19.8
Other expenses, net	(3.3)	(1.1)	(2.8)

Income before income tax, minority interests and interest in bonuses paid by subsidiaries(1)	14.1	23.1	17.0
Income tax expense	(0.7)	(3.1)	(3.3)

Income before minority interests and interest in bonuses paid by subsidiaries	13.4	20.0	13.7
Minority interests	(6.4)	(8.8)	(3.1)
Interest in bonuses paid by subsidiaries(1)	(0.9)	(0.8)	(1.2)

Net income	6.1%	10.4%	9.4%

(1)	Refers to bonuses to directors, supervisors and employees.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Revenue. Our net revenue increased by NT$3,223 million, or 16%, to NT$23,598 million (US$728 million) in 2007 from NT$20,375 million in 2006.

Net revenue from testing services for memory and mixed-signal semiconductors increased by NT$2,162 million, or 23%, to NT$11,502 million (US$355 million) in 2007 from NT$9,340 million in 2006, mainly due to an increase in net revenue from testing services for memory semiconductor. Net revenue from testing services for memory semiconductors increased by NT$2,096 million, or 24%, to NT$10,856 million (US$335 million) in 2007 from NT$8,760 million in 2006, principally due to increased capacity, which was partially offset by lower average selling prices for our DRAM products and decreased capacity utilization rates. Net revenue from testing services for mixed-signal semiconductors increased by NT$65 million, or 11%, to NT$646 million (US$20 million) in 2007 from NT$581 million in 2006, principally due to increased capacity and increased capacity utilization rates.

Net revenue from assembly services for memory and mixed-signal semiconductors, which includes revenue from assembly services for memory and mixed-signal semiconductors and revenue from our memory module manufacturing business, increased by NT$1,510 million, or 23%, to NT$8,100 million (US$250 million) in 2007 from NT$6,590 million in 2006. This increase was primarily the result of an increase in net revenue from assembly services for memory semiconductors. Net revenue from assembly services for memory semiconductors increased by NT$1,336 million, or 21%, to NT$7,576 million (US$234 million) in 2007 from NT$6,240 million in 2006, primarily as a result of increased capacity and increased sales of products with higher average selling prices, such as certain BGA packages for DDR II SDRAM products. Net revenue from assembly services for mixed-signal semiconductors increased by NT$175 million, or 50%, to NT$524 million (US$16 million) in 2007 from NT$349 million in 2006, principally as a result of the increased capacity utilization rate that resulted from higher customer demand, particularly in the third quarter of 2007.

Net revenue from LCD and other flat-panel display driver semiconductor testing and assembly services decreased by NT$450 million, or 10%, to NT$3,996 million (US$123 million) in 2007 from NT$4,446 million in 2006. This decrease was principally as a result of the weak demand for LCD and other flat-panel display products in 2007, which in turn led to decreased capacity utilization rates as well as decreased average selling prices for our services.

Cost of Revenue and Gross Margin. Cost of revenue increased by NT$3,191 million, or 22%, to NT$17,444 million (US$538 million) in 2007 from NT$14,253 million in 2006, primarily due to the increased overhead expenses of NT$2,342 million (US$72 million). Overhead expenses increased principally as a result of an increase in depreciation expenses, an increase in rental expenses, as well as an increase in re-tooling and equipment spare part expenses that resulted from our change in product mix.

Our gross profit increased to NT$6,154 million (US$190 million) in 2007 from NT$6,122 million in 2006. Our gross margin was 26% in 2007, compared to 30% in 2006.

Our gross margin for testing services for memory and mixed-signal semiconductors decreased to 38% in 2007 from 41% in 2006, primarily due to a lower capacity utilization rate, which decreased to 78% in 2007 from 86% in 2006.

Our gross margin for assembly services for memory and mixed-signal semiconductors decreased to 18% in 2007 from 22% in 2006, mainly due to a pricing pressure resulted from the decreasing price of end products and the change of our TSOP product mix.

Our gross margin for LCD and other flat-panel display driver semiconductor testing and assembly services decreased significantly to 8% in 2007 from 20% in 2006, primarily as a result of a decrease in capacity utilization rate from 79% in 2006 to 71% in 2007 as well as decreased average selling prices for our services.

Research and Development Expenses. Research and development expenses increased by NT$47 million, or 17%, to NT$322 million (US$10 million) in 2007 from NT$275 million in 2006. This increase was primarily due to higher salary expenses associated with an increase in research and development personnel. We currently expect our research and development expenses will increase in the future due to our focus on research and development projects relating to advanced applications, such as multi-chip packages for DDR III SDRAM, low temperature assembly technologies for LCD driver IC, fine pitch LCD driver IC testing and assembly technologies, and radio frequency identification (RFID) logistics management system implementation.

General and Administrative Expenses. General and administrative expenses increased by NT$257 million, or 32%, to NT$1,070 million (US$33 million) in 2007 from NT$813 million in 2006, primarily due to higher salary expenses that resulted from an increase in general and administrative personnel, as well as increased utilities expenses.

Sales and Marketing Expenses. Sales and marketing expenses decreased by NT$9 million, or 8%, to NT$98 million (US$3 million) in 2007 from NT$107 million in 2006, primarily due to a decrease of NT$11 million (US$339 thousand) in commission expenses. The decrease in commission expenses was mainly a result of our strategy to focus on increasing sales to key customers through long-term agreements.

Other Expenses, Net. Other expenses, net increased by NT$446 million, or 200%, to NT$669 million (US$21 million) in 2007 from NT$223 million in 2006. This increase was primarily due to the increase in our interest expenses to NT$865 million (US$27 million) in 2007 from NT$399 million in 2006. The significant increase in interest expenses in 2007 was primarily due to the full-year effect of interest on the 2006 notes.

Income Before Income Tax, Minority Interests and Interest in Bonuses to Directors, Supervisors and Employees Paid by Subsidiaries. As a result of the foregoing, income before income tax, minority interests and interest in bonuses to directors, supervisors and employees paid by subsidiaries decreased by 15% to NT$3,993 million (US$123 million) in 2007 from NT$4,703 million in 2006.

Income Taxes. Income tax expenses increased by NT$132 million, or 21%, to NT$768 million (US$24 million) in 2007 from NT$636 million in 2006, primarily due to a significant decrease in loss carry forwards and income tax credits.

Minority Interests. Minority interests decreased by NT$1,079 million, or 60%, to NT$720 million (US$22 million) in 2007 from NT$1,799 million in 2006, primarily as a result of ChipMOS Taiwan becoming our wholly-owned subsidiary in September 2007.

Interest in Bonuses paid by subsidiaries. Interest in bonuses paid by subsidiaries increased by 92% to NT$286 million (US$9 million) in 2007 from NT$149 million in 2006 mainly due to increase in bonuses paid by ChipMOS Taiwan and the increase in our share of such bonus, as ChipMOS Taiwan became a wholly-owned subsidiary in 2007.

Net Income. As a result of the foregoing, our net income increased by NT$98 million to NT$2,219 million (US$68 million) in 2007 from NT$2,121 million in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenue. Our net revenue increased by NT$5,161 million, or 34%, to NT$20,375 million in 2006 from NT$15,214 million in 2005.

Net revenue from testing services for memory and mixed-signal semiconductors increased by NT$2,880 million, or 45%, to NT$9,340 million in 2006 from NT$6,460 million in 2005, mainly due to an increase in net revenue from testing services for memory semiconductors. Net revenue from testing services for memory semiconductors increased by NT$2,764 million, or 46%, to NT$8,760 million in 2006 from NT$5,996 million in 2005, principally due to capacity expansion and increased capacity utilization rates for our wafer testing and final testing services for DRAM and flash products.

Net revenue from assembly services for memory and mixed-signal semiconductors, which includes revenue from assembly services for memory and mixed-signal semiconductors and revenue from our memory module manufacturing business, increased by NT$934 million, or 17%, to NT$6,590 million in 2006 from NT$5,656 million in 2005. This increase was primarily the result of an increase in net revenue from assembly services for memory semiconductors, partially offset by a decrease in net revenue from assembly services for mixed-signal semiconductors. Net revenue from assembly services for memory semiconductors increased by NT$1,074 million, or 21%, to NT$6,240 million in 2006 from NT$5,166 million in 2005, primarily as a result of capacity expansion and increased sales of products with higher average selling prices, such as DDR II SDRAM products, which were partially offset by a decrease in net revenue from memory module manufacturing services. Net revenue from assembly services for mixed-signal semiconductors decreased by NT$141 million, or 29%, to NT$349 million in 2006 from NT$490 million in 2005, principally because we reduced the volume of certain lower margin services in connection with the merger of Chantek into ChipMOS Taiwan.

Net revenue from LCD and other flat-panel display driver semiconductor testing and assembly services increased by NT$1,348 million, or 44%, to NT$4,446 million in 2006 from NT$3,098 million in 2005. This increase was principally due to the increase in TCP, COF and COG products that resulted from our capacity expansion and slightly increased capacity utilization rates. The increase in net revenue from LCD and other flat-panel display driver semiconductor testing and assembly services was also a result of an increase in average selling prices for LCD and other flat-panel display driver semiconductor products.

Cost of Revenue and Gross Margin. Cost of revenue increased by NT$2,990 million, or 27%, to NT$14,253 million in 2006 from NT$11,263 million in 2005, primarily due to an increase of NT$2,208 million in overhead expenses. Overhead expenses increased principally as a result of an increase in depreciation expenses and an increase in expenses related to tooling and equipment spare parts.

Our gross profit increased to NT$6,122 million in 2006 from NT$3,951 million in 2005. Our gross margin was 30% in 2006, compared to 26% in 2005.

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

Research and Development Expenses. Research and development expenses increased by NT$1 million, or 0.4%, to NT$275 million in 2006 from NT$274 million in 2005. This increase was primarily due to the net effect of an increase in professional services fees and a decrease in salary expenses.

Sales and Marketing Expenses. Sales and marketing expenses decreased by NT$126 million, or 54%, to NT$107 million in 2006 from NT$233 million in 2005. This decrease was primarily due to a decrease of NT$117 million in bad debt provisions.

General and Administrative Expenses. General and administrative expenses increased by NT$20 million, or 3%, to NT$813 million in 2006 from NT$793 million in 2005, primarily due to bank fees associated with the NT$3 billion syndicated loan facility that we obtained in February 2006.

Other Expenses, Net. Other expenses, net decreased by NT$284 million, or 56%, to NT$223 million in 2006 from NT$507 million in 2005. This decrease was primarily due to a decrease in impairment loss on property, plant and equipment and other assets, a decrease in impairment loss on long-term investment and a decrease in investment loss recognized by the equity method, which were partially offset by an increase in interest expense.

Income Before Income Tax, Minority Interests and Interest in Bonuses to Directors, Supervisors and Employees Paid by Subsidiaries. As a result of the foregoing, income before income tax, minority interests and interest in bonuses to directors, supervisors and employees paid by subsidiaries increased by 119% to NT$4,703 million in 2006 from NT$2,144 million in 2005.

Income Taxes. Income tax expense increased by NT$525 million, or 469%, to NT$637 million in 2006 from NT$112 million in 2005, primarily due to a significant increase in income before income tax, minority interests and interest in bonuses to directors, supervisors and employees paid by subsidiaries and a significant decrease in losses carried forward.

Minority Interests. Minority interests increased by NT$822 million, or 84%, to NT$1,799 million in 2006 from NT$977 million in 2005, primarily due to the increased income of ChipMOS Taiwan and ThaiLin.

Net Income. As a result of the foregoing, our net income increased by NT$1,193 million to NT$2,121 million in 2006 from NT$928 million in 2005.

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

Under ROC GAAP, the significant accounting policies are set forth in Note 2 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F. The significant accounting policies that require us to make estimates and assumptions about the effect of matters that are inherently uncertain are discussed below. In connection with the reconciliation of our consolidated financial statements to US GAAP, there are no additional accounting policies that we believe are critical to us except as described below under “— Convertible Notes” and “— Share-Based Compensation.”

Allowance for Doubtful Receivables and Sales Returns

Our accounts receivable balance on our balance sheet is affected by our allowances for doubtful accounts and sales returns, which reflect our estimate of the expected amount of the receivables that we will not be able to collect and our estimate of the expected amount of sales returns.

Our determination of the allowance for doubtful receivables is based on our determination of two different types of reserves. The first type of reserve involves an individual examination of available information regarding any customer that we have reason to believe may have an inability to meet its financial obligations. For these customers, we use our judgment, based on the available facts and circumstances, and record a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received. The second type of reserve is a general reserve established for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change, our estimates of the recoverability of amounts due to us could be reduced by a material amount. As of December 31, 2007, we provided NT$14 million (US$432 thousand) for the first type of reserve and NT$33 million (US$1 million) for the second type of reserve. As we extended the invoice settlement cycle for Spansion, our second largest customer, from 60 days to 90 days in March 2008, our allowance for doubtful receivables may increase in the future.

Our determination of the allowances for sales returns as of the end of any quarter is based upon calculating an average historical return rate, usually based on the previous three quarters, and multiplying this by the revenue of that quarter. As of December 31, 2007, we provided NT$213 million (US$7 million) for the allowance of sales returns.

The allowance we set aside for doubtful receivables and sales returns was NT$401 million as of December 31, 2005, NT$161 million as of December 31, 2006 and NT$260 million (US$8 million) as of December 31, 2007. The allowances as of December 31, 2005, 2006 and 2007 represented 9%, 3% and 5%, respectively, of our accounts receivable and other receivables as of those dates. The allowance in 2005, 2006 and 2007 reflected a reduction of NT$118 million, NT$884 thousand and NT$5 million (US$154 thousand), respectively, in accounts receivable that was charged to marketing expenses. If we were to change our estimate of the allowance for doubtful receivables and sales returns either upward or downward 10%, our operating income would be affected by NT$6 million (US$185 thousand) for 2007.

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

In 2005, we did not record any inventory valuation allowance because the market price of our inventory was higher than cost in 2005. In 2006 and 2007, we reserved NT$20 million and NT$8 million (US$247 thousand) of inventory valuation allowance, primarily due to the market price of tested and assembled DRAM and SDRAM inventory was below historical cost. In addition, we reserved NT$94 million in 2005, NT$88 million in 2006 and NT$56 million (US$2 million) in 2007 for identified slow-moving inventories.

As of December 31, 2007, we recorded NT$64 million (US$2 million) of inventory valuation allowances. If the prevailing market price of our testing and assembly services had been 10% lower, we would have been required to recognize a valuation allowance of approximately NT$64 million (US$2 million) in 2007. A valuation allowance of NT$64 million in 2007 would have decreased our inventory value and net income by 6.1% and 2.9%, respectively.

Valuation Allowance for Deferred Tax Assets

When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent, if any, that it is more likely than not that deferred tax assets will not be realized. We record an income tax expense or benefit in our statement of operations when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible or the investment tax credits may be utilized. Specifically, our valuation allowances are impacted by our expected future revenue growth and profitability, tax holidays, alternative minimum tax, and the amount of tax credits that can be utilized within the statutory period. In determining the amount of valuation allowance for deferred tax assets as of December 31, 2007, we considered past performance, the general outlook of the semiconductor industry, future taxable income and prudent and feasible tax planning strategies.

Because the determination of the amount of valuation allowance is based, in part, on our forecast of future profitability, it is inherently uncertain and subjective. Changes in market conditions and our assumptions may cause the actual future profitability to differ materially from our current expectation, which may require us to increase or decrease the amount of valuation allowance that we have recorded. Because our expectation for future profitability is generally less during periods of reduced revenue, we will be more likely to provide significant valuation allowances with respect to deferred tax assets during those periods of already reduced income.

As of December 31, 2005, 2006 and 2007, the ending balance for valuation allowances were NT$794 million, NT$1,079 million and NT$834 million (US$26 million), respectively.

Impairment Loss of Long-Lived Assets

We record impairment losses on long-lived assets used in operations if events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items. Assumptions about the carrying value of the long-lived assets require significant judgment on our expected cash flow. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our management periodically reviews the carrying value of our long- lived assets and this review is based upon our projections of anticipated future cash flows. Based on the assessment of our management, in 2007, we recognized NT$9 million (US$278 thousand) of impairment loss for long-term investments. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

In determining whether any impairment charges were necessary as of December 31, 2007, we have assumed that the semiconductor industry will continue its growth in the next few years. Based upon our assumption of growth in the semiconductor industry and our other assumptions in our internal budget, for the purpose of determining whether any impairment charges are necessary as of December 31, 2007, we estimate that our future cash flows, on an undiscounted basis, are greater than our long-lived assets of NT$30,919 million (US$953 million) as of December 31, 2007. Any increases in estimated future cash flows would have no impact on the reported value of the long-lived assets. In contrast, if our current estimate of future cash flows had decreased, those cash flows would have been less than the reported amount of long-lived assets, and we would have been required to recognize an impairment loss that would have significantly decreased our net income before taxes in 2007.

Goodwill

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the acquired net identified tangible and intangible assets. Under US GAAP, and effective on January 1, 2005 under ROC GAAP, we assess the impairment of goodwill on an annual basis, or more frequently whenever triggering events or changes in circumstances indicated that goodwill may be impaired and its carrying value may not be recoverable. Moreover, effective on January 1, 2006, goodwill is no longer amortizable under ROC GAAP. Factors we consider important which could trigger an impairment review include, without limitation, the following:

•	a significant decline in our stock price for a sustained period; and

•	a significant decline in our market capitalization relative to net book value.

Application of the goodwill impairment test is highly subjective and requires significant judgment, including the identification of cash generating units, assigning assets and liabilities to the relevant cash generating units, assigning goodwill to the relevant cash generating units, and determining the fair value of the relevant cash generating units. Under ROC GAAP, the fair value of the cash generating units is compared to the associated carrying value including goodwill, while under US GAAP, the fair value of the reporting units is compared to the associated carrying value including goodwill.

Under ROC GAAP, goodwill recorded from the acquisition of ChipMOS Taiwan and ThaiLin is evaluated for impairment on an annual basis. Based on our most recent evaluation, the fair value calculated by using the projected cash flow in the next five years was higher than the associated carrying value. As a result, we did not record any impairment charge under ROC GAAP. Under US GAAP, goodwill recorded from the acquisition of ChipMOS Taiwan and ThaiLin is evaluated for impairment on an annual basis. Based on our most recent evaluation, the fair value calculated by using the projected cash flow in the next five years was higher than the associated carrying value. As a result, we also did not record any impairment charge under US GAAP.

As of December 31, 2007, goodwill amounted to NT$917 million (US$28 million) and NT$969 million (US$30 million) under ROC GAAP and US GAAP, respectively.

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

The change in fair value on revaluation of the embedded derivative liabilities represents the difference between the fair value of the embedded derivative liabilities at the beginning of the reporting period and their fair value at the end of the reporting period. We are required to record the change in fair value as a loss or gain on embedded derivative liabilities in determining our net income under US GAAP. As of December 31, 2007, the fair value of the embedded derivative liabilities amounted to NT$204 million (US$6 million) which resulted in a gain on embedded derivative liabilities of NT$1,157 million (US$36 million). These gains and losses were taken into account when determining our net income under US GAAP for the year ended December 31, 2007.

The fair value of the embedded derivative is determined using an option pricing model, which requires us to make various assumptions, including among others, the expected volatility of our stock over the life of the option, market interest rates, credit spread and the expected life of the option. In determining these input assumptions, we consider historical trends and other relevant factors which may change from period to period. Because the option pricing model is sensitive to change in the input assumptions, different determinations of the required inputs may result in different fair value estimates of the options.

Under ROC GAAP, we are required to bifurcate and separately account for embedded put and call option features contained in our convertible notes issued after 2005 in accordance with SFAS No. 34 “Financial Instruments: Recognition and Measurement”. We issued the 2006 notes in September 2006 and carried the embedded put and call option features of the 2006 notes on the balance sheet at fair value with gains and losses reflected in our earnings. For more information, see Notes 24p and 25i to our audited consolidated financial statements contained in this Annual Report on Form 20-F.

Share-Based Compensation

Under US GAAP, we are required to account for our employee share option plans under the fair-value-based method and to recognize share-based compensation arrangements as expenses in the consolidated statements of operations, in accordance with SFAS No. 123(R) “Share-Based Payments,” which became effective for the first interim period beginning after December 15, 2005. The determination of the fair value of our share options on the date of grant under the Black Scholes Option Pricing Model is affected by the price of our common shares and assumptions of a number of variables, including the risk-free interest rate, the expected life of the options, the estimated fair value of our common shares and the expected price volatility of our common shares over the term of the options. In 2007, the share-based compensation expense amounted to NT$211 million (US$7 million), which was taken into account when determining our net income and shareholders’ equity under US GAAP for the year ended December 31, 2007.

Prior to adopting SFAS No. 123(R), share-based compensation arrangements were accounted for under Accounting Principles Board Opinion No. 25, which utilized an intrinsic value approach to recognizing compensation expense. Under ROC GAAP, we continue to account for our share-based compensation arrangements under the intrinsic value method. For more information, see Notes 24q and 25h to our audited consolidated financial statements contained in this Annual Report on Form 20-F.

Senior Management’s Discussion with the Audit Committee

Our management has discussed the critical accounting policies described above with the audit committee of our board of directors and the audit committee has reviewed our disclosure relating to the critical accounting policies in this section.

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short- and long-term loans and cash flow from operations. As of December 31, 2007, our primary sources of liquidity were cash and cash equivalents (excluding restricted cash and cash equivalents) of NT$5,134 million (US$158 million), short-term loans of NT$12,095 million (US$373 million) available to us in undrawn facilities, which have expired or will expire before December 2008, and long-term loans of NT$6,740 million (US$208 million) available to us in undrawn facilities, which have expired or will expire before December 2013.

Liquidity

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Year ended December 31,
	2005	2006	2007	2007
	NT$	NT$	NT$	US$
	(in millions)
Net cash provided by (used in):
Operating activities	$8,822.6	$7,316.4	$10,882.9	$335.6
Investing activities	(7,622.5)	(14,988.2)	(12,212.1)	(376.6)
Financing activities	(1,519.9)	8,947.9	528.1	16.3
Effect of exchange rate changes on cash	77.7	12.8	38.8	1.2

Net increase (decrease) in cash	$(242.1)	$1,288.9	$(762.3)	$(23.5)

Net Cash Provided by Operating Activities

Net cash provided by operating activities totaled NT$10,883 million (US$336 million) in 2007, compared to NT$7,316 million in 2006. The increase in net cash provided by operating activities primarily reflected a decrease in financial assets held at fair value through profit and loss and an increase in depreciation expenses, which were partially offset by a decrease in minority interests. The decrease in financial assets held at fair value through profit and loss was NT$1,289 million (US$40 million) in 2007, compared to an increase in financial assets held at fair value through profit and loss of NT$1,743 million in 2006. The decrease in financial assets held at fair value through profit and loss in 2007 primarily resulted from a decrease in our holding of investment funds, as well as a decrease in the value of such holdings. Depreciation expenses increased to NT$6,719 million (US$207 million) in 2007 from NT$5,489 million in 2006, primarily the result of additional equipment acquired in connection with our capacity expansion. Minority interests were NT$720 million (US$22 million) in 2007 compared to NT$1,799 million in 2006, mainly because ChipMOS Taiwan became our wholly-owned subsidiary in 2007 as a result of the completion of our share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision and our share exchange transaction with ChipMOS Taiwan.

Net cash provided by operating activities totaled NT$7,316 million in 2006, compared to NT$8,823 million in 2005. The decrease in net cash provided by operating activities primarily reflected an increase in financial assets held at fair value through profit and loss, which was NT$1,743 million in 2006, compared to a decrease in financial assets held at fair value through profit and loss of NT$2,646 million in 2005. The increase in financial assets held at fair value through profit and loss in 2006 primarily resulted from an increase in our holdings of investment funds, as well as an increase in the value of such holdings. The decrease in net cash provided by operating activities was also due to an increase in accounts receivable of NT$1,118 million in 2006, compared to an increase in accounts receivables of NT$713 million in 2005. The increase in accounts receivable in 2006 was primarily the result of increased sales. The decrease in net cash provided by operating activities was partially offset by an increase in net income, which was NT$2,121 million in 2006 compared to NT$928 million in 2005, as well as an increase in depreciation expenses, which was NT$5,489 million in 2006 compared to NT$4,241 million in 2005. The increase in depreciation expenses was primarily the result of additional equipment acquired in connection with our capacity expansion program.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled NT$12,212 million (US$377 million) in 2007, compared to NT$14,988 million in 2006. The decrease in net cash used in investing activities was primarily the result of a decrease in capital expenditures, which was partially offset by an increase in cash payments incurred in connection with acquisitions of subsidiaries. Capital expenditures were NT$6,633 million (US$205 million) in 2007, compared to NT$15,190 million in 2006. We incurred significantly higher capital expenditures in 2006 primarily due to the capacity expansion for our agreement with Spansion. Cash payments incurred in connection with acquisitions of subsidiaries, which were NT$5,305 million (US$164 million) in 2007 compared to nil in 2006, related primarily to our acquisition of Siliconware Precision’s shares of ChipMOS Taiwan in March 2007 and our share exchange transaction with ChipMOS Taiwan on September 14, 2007. See “Item 4. Information on the Company – Our Structure and History.”

Net cash used in investing activities totaled NT$14,988 million in 2006, compared to NT$7,623 million in 2005. The increase in net cash used in investing activities was primarily the result of an increase in capital expenditures. Capital expenditures were NT$15,190 million in 2006, compared to NT$7,651 million in 2005, primarily due to the acquisition of equipment required under our agreement with Spansion, as well as capacity expansion for our testing and assembly services for DDR II SDRAM and LCD and other flat-panel display driver semiconductors.

Net Cash Provided by Financing Activities

Net cash provided by financing activities totaled NT$528 million (US$16 million) in 2007, compared to NT$8,948 million in 2006. Net cash provided by financing activities reflected the proceeds from new long-term loans of NT$172 million (US$5 million) in 2007, compared to the proceeds from long-term loans of NT$6,279 million in 2006. In addition, net cash provided by financing activities in 2006 was significantly higher partly due to the proceeds from the issuance of the 2006 notes of NT$3,191 million.

Net cash provided by financing activities totaled NT$8,948 million in 2006, compared to net cash used in financing activities of NT$1,520 million in 2005. Net cash provided by financing activities primarily reflected the proceeds from long-term loans of NT$6,279 million and the proceeds from the issuance of the 2006 notes of NT$3,191 million.

Tabular Disclosure of Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2007 for the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year		2-3 years	4-5 years	More than 5 years
	NT$	NT$		NT$	NT$	NT$
	(in millions)
Long-term debt(1)	$19,315.9	$7,455.5	(3)	$9,410.7	$2,285.5	$164.2
Short-term loans(1)	1,261.1	1,261.1		—	—	—
Operating leases	3,687.7	1,426.3		2,025.8	49.4	186.2
Capital commitments	834.2	834.2		—	—	—
Investment(2)	4,135.0	4,135.0		—	—	—
Total contractual cash obligations	$29,233.9	$15,112.1		$11,436.5	$2,334.9	$350.4

(1)	Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2007 level throughout all relevant periods.

(2)	Represents Modern Mind’s outstanding commitment to make equity investments of US$127.5 million in ChipMOS Shanghai. In May 2008, ChipMOS Shanghai received a written consent-in-principle from the relevant PRC regulatory authority to decrease the registered capital of ChipMOS Shanghai from US$250 million to US$130 million. If we obtain the final approval for the decrease in the registered capital of ChipMOS Shanghai, Modern Mind’s obligation for contribution of the unpaid registered capital of ChipMOS Shanghai would be reduced from US$127.5 million to US$7.5 million. See “Item 4. Information on the Company—Our Structure and History—MODERN MIND TECHNOLOGY LIMITED and ChipMOS TECHNOLOGIES (Shanghai) LTD.”
(3)	Includes potential obligation in connection with the right of the holders of the 2006 notes to cause ChipMOS Bermuda to repurchase the 2006 notes on September 29, 2008 at a repurchase price equal to 100% of the principal amount thereof plus any accrued but unpaid interest up to, but excluding, the date of repurchase. If the holders of the 2006 notes do not exercise the right to cause the repurchase of the convertible notes, the notes will be due in 2011 subject to the terms and conditions of the notes. See “— Capital Resources.”

In addition to the commitments set forth in the contractual obligations table above, we have certain outstanding purchase orders relating to the procurement of raw materials for which there are no definite delivery dates or deadlines.

Capital Resources

Capital expenditures in 2005 were funded by NT$8,823 million in cash flows from operations. Capital expenditures in 2006 were funded by NT$7,316 million in cash flows from operating activities and NT$8,948 million in cash flows from financing activities, including proceeds from long-term debt facilities and the issuance of the 2006 notes. Capital expenditures in 2007 were funded by NT$10,883 million (US$336 million) in cash flows from operating activities and NT$528 million (US$16 million) in cash flows from financing activities, mainly comprising new bank borrowings.

We have budgeted capital expenditures of approximately US$132 million for 2008 and US$150 million for 2009. Our budgeted capital expenditures for 2008 include our currently anticipated capital expenditures to purchase equipment under our long-term customer agreements. See “Item 3. Key Information – Risk Factors—Risks Relating to Our Business—We are required to make significant capital expenditures in connection with our long-term customer agreements, and our business and results of operations would be adversely affected if we are unable to obtain sufficient funding or if our customers do not fulfill their purchase commitments.” In June 2007, we obtained syndicated loan facilities of NT$6,000 million (US$185 million) from banks in Taiwan to fund our acquisition of new testing and assembly equipment. We anticipate, subject to market conditions, issuing additional debt, convertible debt or equity securities and raising short- or long-term borrowings to fund our capital expenditures.

Our budgeted capital expenditures for 2008 also include capital expenditures by ChipMOS Shanghai for its semiconductor testing and assembly services. ChipMOS Shanghai also has an outstanding unpaid registered capital of US$127.5 million required to be fully paid by December 7, 2008. In May 2008, ChipMOS Shanghai received a written consent-in-principle from the relevant PRC regulatory authority to decrease the registered capital of ChipMOS Shanghai from US$250 million to US$130 million in response to an application by us in March 2008. If we obtain the final approval for the decrease in the registered capital of ChipMOS Shanghai, Modern Mind’s obligation for contribution of the unpaid registered capital of ChipMOS Shanghai would be reduced from US$127.5 million to US$7.5 million. There is no assurance, however, that we will obtain the final approval. See “Item 3. Key Information – Risk Factors—Risks Relating to Our Business—If Modern Mind fails to invest an additional US$127.5 million into ChipMOS Shanghai by December 7, 2008, ChipMOS Shanghai’s business license may become automatically void and ChipMOS Shanghai may have to be liquidated, which could hurt our growth prospects and potential future profitability.” If we fail to obtain such approval, we plan to fund the payment of the remaining capital requirement by issuing additional debt or equity securities or obtaining long-term borrowings.

On September 29, 2008, the holders of the 2006 notes have the right to require us to repurchase the 2006 notes at a repurchase price equal to 100% of the principal amount thereof plus any accrued but unpaid interest up to, but excluding, the date of repurchase. We intend to fund our repurchase obligations with dividends from our subsidiaries and the issuance of additional debt or equity securities or long-term borrowings.

As of December 31, 2007, we had long-term loans of NT$12,934 million (US$399 million) (including current portions of such long-term loans of NT$3,686 million (US$114 million)). As of December 31, 2007, NT$9,668 million (US$298 million) of our long-term loans were collateralized by equipment, NT$1,994 million (US$61 million) were collateralized by land and buildings (including land use rights) and NT$16 million (US$493 thousand) were collateralized by time deposits. Of our long-term loans, in the aggregate:

•	NT$11,924 million (US$368 million) were floating rate loans with a rate between 2.945% and 4.58% as of December 31, 2007 repayable quarterly, semi-annually or totally until December 2013;

•	NT$316 million (US$10 million) were fixed rate loans with a rate between 1% and 4.69% as of December 31, 2007 repayable quarterly until April 2010; and

•	US$21 million (NT$694 million) were floating rate loans with a rate between 5.5175% and 6.3725% as of December 31, 2007 repayable quarterly, or totally until April 2010.

Other than the NT$16 million 1% fixed rate industrial research and development advancement loan, all of our outstanding long-term loans as of December 31, 2007 were drawdowns under various bank loans and syndicated loan facilities. As of December 31, 2007, we had entered into the following syndicated loan facilities:

•

On March 21, 2003, we obtained a syndicated loan facility in the amount of NT$1,000 million. This loan facility is separated into two parts with its respective term of seven years and five years. This loan facility is secured by ThaiLin’s facilities and the testing equipment at Chupei. As of December 31, 2007, this loan facility was fully drawn.

•

On December 31, 2003, we obtained a syndicated loan facility in the amount of NT$2,000 million for a term of four years. This loan facility is secured by our facilities at the Southern Taiwan Science Park and our testing and assembly equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. As of December 31, 2007, this loan facility was fully drawn.

•

On July 27, 2004, we obtained a syndicated loan facility in the amount of NT$1,000 million for a term of five years. This loan facility is secured by our facilities at the Southern Taiwan Science Park and our testing and assembly equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. As of December 31, 2007, this loan facility was fully drawn.

•

On June 7, 2005, we obtained a syndicated loan facility in the amount of NT$1,000 million for a term of four years. This loan facility is secured by our facilities at the Hsinchu Science Park. As of December 31, 2007, this loan facility was fully drawn.

•

In January 2006, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$6,000 million for a term of five years. This loan facility is secured by our facilities at the Hsinchu Science Park and our testing and assembly equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. As of December 31, 2007, this loan facility was fully drawn.

•

In February 2006, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$3,000 million for a term of six years. This loan facility is secured by ThaiLin’s facilities at Chupei. As of December 31, 2007, NT$1,260 million (US$39 million) was drawn under this loan facility.

•

In June 2007, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$6,000 million (US$185 million) for a term of five years. This loan facility is secured by our facilities at the Southern Taiwan Science Park and equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. As of December 31, 2007, NT$1,000 million (US$31 million) was drawn under this loan facility.

On November 3, 2004, ChipMOS Bermuda issued US$85 million in aggregate principal amount of the 2004 notes, which bear interest at 1.75% per annum, and on September 29, 2006, ChipMOS Bermuda issued US$100 million in aggregate principal amount of the 2006 notes, which bear interest at 3.375% per annum. The noteholders may convert the 2004 notes and the 2006 notes into our common shares at the conversion price of US$6.28 per share (adjusted down from the initial conversion price of US$7.85 per share) and US$6.85 per share, respectively, subject to certain adjustments. In December 2004, we repurchased and cancelled US$699,000 of the 2004 notes. In October 2006, we made an induced conversion offer to the holders of the 2004 notes pursuant to which we offered to each holder, as incentive for such holder to convert its 2004 notes, a cash payment equal to 7% of the principal amount of the 2004 notes. Pursuant to the offer, noteholders converted US$7,000,000 in aggregate principal amount of the 2004 notes into 1,114,649 common shares and received from us aggregate cash consideration of approximately US$490,000. On November 3, 2006, we repurchased US$6,300,000 in aggregate principal amount of the 2004 notes pursuant to the noteholders’ put option under the indenture. On November 9, 2007, ThaiLin, our 38.2% owned consolidated subsidiary, purchased US$7,000,000 in aggregate principal amount of the 2004 note. In addition, on November 29, 2007, we repurchased US$1,000,000 in aggregate principal amount of the 2006 notes. As of March 31, 2008, we had US$71 million aggregate principal amount of the 2004 notes outstanding (including the US$7 million aggregate principal amount held by ThaiLin), and US$99 million aggregate principal amount of the 2006 notes outstanding. For a discussion of the accounting for the conversion feature of the convertible notes under US GAAP, see “— Critical Accounting Policies—Convertible Notes” and “— US GAAP Reconciliation.” Under the indenture, each noteholder of the 2006 notes has the right to require us to repurchase its 2006 notes on September 29, 2008 at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest.

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

As of December 31, 2007, we were in compliance with our financial covenants.

In addition, a substantial portion of our short-term and long-term borrowings may be subject to repayment upon a material deterioration of our financial condition, results of operations or our ability to perform under the loan agreements.

Set forth below are the maturities of our long-term bank loans outstanding as of December 31, 2007:

	(in millions)
During 2008	NT$	3,686	US$	114
During 2009		3,865		119
During 2010		3,009		93
During 2011		1,647		51
During 2012 and onwards		727		22

	NT$	12,934	US$	399

As of December 31, 2007, certain of our land and buildings (including land use rights) and machinery with an aggregate net book value of NT$3,872 million (US$119 million) and NT$12,293 million (US$379 million), respectively, and time deposits in the aggregate amount of NT$30 million (US$925 thousand) were pledged as collateral in connection with our long-term borrowings. Approximately 53% of our net property, plant and equipment in terms of book value was pledged as collateral for our long-term loans.

Our unused credit lines for short-term loans, as of December 31, 2007, totaled NT$12,095 million (US$373 million), which will expire by December 2008. As of December 31, 2007, we had available undrawn long-term credit facilities totaling NT$6,740 million (US$208 million).

As of December 31, 2007, we had credit loans for imports of machinery in the total amount of NT$1,106 million (US$34 million), which are due between January 2008 and June 2008. We also had a short-term credit loan for importing raw materials in the total amount of NT$143 million (US$4 million), which is due in February 2008.

We believe our current cash and cash equivalents, cash flow from operations and available credit facilities will be sufficient to meet our capital spending and other capital needs through the end of June 2009, other than our commitments to invest in ChipMOS Shanghai, a wholly-owned subsidiary of our controlled consolidated subsidiary, Modern Mind, and our potential obligation to repurchase the 2006 notes on September 29, 2008. For more information on the potential obligation to repurchase the 2006 notes, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.” In order to meet ChipMOS Shanghai’s investment commitments and our potential repurchase obligation, we may borrow additional amounts or issue additional debt or equity securities, or both.

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

Off-Balance Sheet Arrangements

As of December 31, 2007, we had no off-balance sheet arrangements.

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in certain material respects from US GAAP. The following table sets forth a comparison of our net income, total assets and shareholders’ equity in accordance with ROC GAAP and US GAAP for the periods indicated:

	Year ended as of December 31,
	2005	2006	2007	2007
	NT$	NT$	NT$	US$
	(in millions)
Net income in accordance with:
ROC GAAP	$928.2	$2,121.3	$2,219.2	$68.4
US GAAP	805.4	1,253.1	2,901.7	89.5
Total assets in accordance with:
ROC GAAP	31,758.0	46,011.9	45,316.1	1,397.4
US GAAP	31,653.6	45,976.1	45,266.0	1,395.8
Shareholders’ equity (including minority interests) in accordance with:
ROC GAAP	19,091.9	22,884.9	22,248.1	686.1
US GAAP	18,825.4	21,430.7	21,650.9	667.6

Note 24 to our audited financial statements describes the principal differences between ROC GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of certain items, including net income and shareholders’ equity. Differences between ROC GAAP and US GAAP which have an effect on our net income as reported under ROC GAAP relate to, among other things, accrual for bonuses to employees, directors and supervisors, share-based compensation and accounting for our convertible notes.

Under Statement of Financial Accounting Standard No. 123R “Share-Based Payment” adopted by the Financial Accounting Standards Board and Staff Accounting Bulletin 107 “Share-Based Payment” by the SEC, share-based compensation transactions are generally required to be accounted for using a fair-value-based method and recognized as expenses in the consolidated statements of operations. The standards became effective for the first interim period beginning after December 15, 2005. For more information, see “— Critical Accounting Policies—Share-Based Compensation” and Notes 24q and 25h to our audited consolidated financial statements.

Under Statement of Financial Accounting Standard No. 133 “Accounting For Derivative Instruments And Hedging Activities” and EITF Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock,” we are required to bifurcate and separately account for the conversion feature of our convertible notes as embedded derivatives contained in the convertible notes. Under US GAAP, we are required to carry these embedded derivatives on our balance sheet at fair value and changes in fair values of these embedded derivatives are reflected in the consolidated statement of operations. The change in fair value for embedded derivative liabilities for the conversion feature for the year ended December 31, 2007 under US GAAP was approximately NT$1,157 million (US$36 million) and the resulting net income for the year ended December 31, 2007 under US GAAP was approximately NT$2,902 million (US$89 million). For more information, see Notes 24p and 25i to our audited consolidated financial statements.

Non-GAAP Financial Information Derived from US GAAP Measures

To supplement our consolidated income statement for the year ended December 31, 2007 on a ROC GAAP basis, our management uses a non-GAAP measure of net income, which is net income pursuant to US GAAP adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of our core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the price of our company’s common shares, interest rate and volatility, all of which are difficult to predict and outside of the control of our management.

For these reasons, our management uses non-GAAP adjusted measures of net income and non-GAAP net income per share, both derived from US GAAP measures to evaluate the performance of our core businesses and to estimate future core performance. In addition, this information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

Our management finds these supplemental non-GAAP measures to be useful, and believes these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. However, readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, ROC GAAP or US GAAP financial measures. They should be read in conjunction with ROC GAAP and US GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

The following table sets forth, for the year ended December 31, 2007, reconciliation of US GAAP net income to non-GAAP net income:

	Year ended December 31, 2007
	NT$	US$
	(in millions, except for per share data)
US GAAP Net Income (Basic)(1)	2,901.7	89.5
Special Items (in Non-Operating Income (Expenses), Net)
Changes in the fair value of the embedded derivative liabilities(2)	(1,156.8)	(35.7)
Amortization of discount on convertible notes(3)	357.5	11.0

Total Special Items	(799.3)	(24.7)

Non-GAAP Adjusted Net Income (Basic)	2,102.4	64.8

US GAAP Net Income Per Share (Basic)	36.13	1.11

Adjustment for special items	(9.95)	(0.30)

Non-GAAP Net Income Per Share (Basic)	26.18	0.81

US GAAP Net Income Per Share (Diluted)	21.07	0.65

Adjustment for special items	—	—

Non-GAAP Net Income Per Share (Diluted)	21.07	0.65

(1)	Reflects the US GAAP adjustments as described in Note 24 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F.
(2)	The management of our company believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income is useful for itself and investors as such gain does not have any impact on cash available to our company.
(3)	The management of our company believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income is useful for itself and investors as such expense does not have any impact on cash available to our company.

Taxation

ChipMOS Taiwan was granted a Republic of China income tax exemption for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increases in 1998, 1999 and 2000. The tax exemption relating to the expansion of production capacity in 1998 and 1999 expired on December 31, 2002. The tax exemption relating to the expansion of production capacity in 2000 expired on December 31, 2005. The tax exemption relating to the expansion of production capacity in 2001 will expire on December 31, 2008, and has resulted in tax savings for ChipMOS Taiwan of approximately NT$158 million in 2005, approximately NT$235 million in 2006 and approximately NT$135 million (US$4 million) in 2007.

ChipMOS Taiwan is also entitled to other tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 30% for certain research and development and employee training expenses (and, if the amount of expenditure exceeds the average amount of expenditure for the preceding two years, 50% of the excess amount may be credited against tax payable) and from 5% to 7% for certain investments in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of that year’s income tax liability. In 2005, 2006 and 2007, tax credits resulted in tax savings for ChipMOS Taiwan of approximately NT$135 million, NT$295 million and NT$623 million (US$19 million), respectively.

ThaiLin was granted a ROC income tax exemption for a period of five years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increase in 2002, which will expire on December 31, 2009. It has resulted in tax savings for ThaiLin of approximately NT$39 million in 2005, approximately NT$30 million in 2006 and NT$25 million (US$771 thousand) in 2007.

ThaiLin is also entitled to other tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 5% to 7% for certain investment in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of such year’s income tax liability. In 2005, 2006 and 2007, tax credits resulted in tax savings for ThaiLin of approximately NT$84 million, NT$101 million and NT$101 million (US$3 million), respectively.

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

The ROC government enacted the ROC Alternative Minimum Tax Act (“AMT Act”) that became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 10%. However, the AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT. The effects of the AMT on the tax expenses of ChipMOS Taiwan and ThaiLin in 2007 were not significant.

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

Directors and Senior Management

Our board of directors currently comprises nine directors, eight of whom were elected by our shareholders and one of whom was appointed by directors to fill a vacancy on our board. The number of directors, which must not be less than three nor greater than nine according to our bye-laws, is set by our directors but so long as a quorum of directors remains in office, casual vacancies on the board may be filled by the board. The quorum for a meeting of the directors is set by the board and otherwise is two in number. The chairman of the board is appointed from among the members of the board.

There is no requirement under Bermuda law that a director be a shareholder.

The following table sets out the names of our directors and executive officers, their positions with our company and their ages as of March 31, 2008. The business address for our directors and executive officers is No.1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Age	Position	Term Expires
Shih-Jye Cheng	50	Chairman and Director/Chief Executive Officer	2008
Antonio R. Alvarez	52	Independent Director	2008
Rong Hsu	58	Independent Director	2008
Hsing-Ti Tuan	64	Director	2009
Yeong-Her Wang	52	Independent Director	2009
Shou-Kang Chen	47	Chief Financial Officer and Director	2009
Pierre Laflamme	62	Deputy Chairman and Independent Director	2010
Chao-Jung Tsai	54	Director	2010
Takaki Yamada	58	Independent Director	2010
Adam Hsien	49	Acting President of ChipMOS Shanghai	—
Lafair Cho	46	President of ThaiLin	—
F.J. Tsai	50	President of ChipMOS USA/Vice President, Business Operation Management Center	—
Jessie Lin	43	Vice President, Quality, Reliability & Assurance Center	—
Joyce Chang	47	Vice President, LCDD Production Group	—
Michael Lee	43	Vice President, Wafer Sort Business Unit	—
Ivan Hsu	42	Vice President, Memory Production Group	—
Jesse Huang	42	Vice President, Assembly Production Group	—
David W. Wang	60	Vice President, Research & Strategy Development Center	—

Shih-Jye Cheng has served as one of our directors and chief executive officer since our inception. He was our deputy chairman from our inception to May 2004 and became our chairman in May 2004. He has also served as a director and president of ChipMOS Taiwan since 1997, the chairman of ChipMOS Taiwan since June 2003, the chairman of ThaiLin since 2002 and a director of Syntax-Brillian Corporation since November 2005. He was the chairman of ChipMOS Shanghai from 2002 to June 2005, the chairman of Chantek from 2002 to November 2005, the chairman of ChipMOS Logic from January 2004 to November 2005, the chairman of Advanced Micro Chip Technology Co., Ltd. from 2003 to April 2004 and a director of Ultima Electronics Corp. from 2000 to June 2003. He was a division head of the back-end operation of Mosel from 1992 to 1997. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University. Mr. Cheng is currently under indictment of the Taipei District Prosecutor’s Office for matters relating to the purchase by ChipMOS Taiwan and ThaiLin of certain repurchase notes in 2004. Although Mr. Cheng was found not guilty by the Taipei District Court on October 1, 2007, the prosecutor appealed the Taipei District Court’s decision on October 27, 2007. For more information, please see “Item 3. — Key Information—Risk Factors—Risks Relating to Our Business—The ongoing criminal proceeding involving Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline.”

Antonio R. Alvarez has served as one of our directors since July 2005. Mr. Alvarez has been the president and chief executive officer, and a director of Leadis Technology Inc. since November 2005. Since March 2006, he has been a member of the board of directors of Validity Sensors Inc. He was senior vice president and general manager of the memory products division of Cypress Semiconductor Corporation from 1998 to July 2005, and senior vice-president of research and development from 1991 to 2001. He holds master’s and bachelor’s degrees in electrical engineering from Georgia Institute of Technology, where he is a member of the advisory board of the Electrical Engineering Department. He is a member of the Institute for Electrical and Electronic Engineers.

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

Pierre Laflamme has served as one of our directors since February 2001, and as our deputy chairman since June 2005. Since July 2003, he has been engaged in international consultancy works and also participated in developing new residential housing concepts and projects. Since April 2007, he has been the chairman of the board of Capital BLF Inc., a Capital Pool Company in Canada. He was the president and chief operating officer of SGF Tech Inc. from January 2000 to July 2003. Before that, he was the vice president of high technology investments of Société Générale de Financement du Québec from 1997 to 2000. He was the senior vice president of Solidarity Fund from 1996 to 1997 and a deputy minister of the Quebec Prime Minister’s Department from 1994 to 1996. Mr. Laflamme holds a bachelor’s degree in Architecture from Université de Montréal.

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

Takaki Yamada was appointed by our board of directors on July 10, 2006 to fill the vacancy resulting from the death of Mr. Tadao Higashi. Mr. Yamada is currently the president of OKI Semiconductor Manufacturing Company and assistant operation officer of OKI Semiconductor Group, as well as the president of Oki (Thailand) Co., Ltd. He joined OKI Semiconductor Group after graduating from Tokyo Keizai University in Japan, where he received a bachelor’s degree in business administration. He was the vice president of OKI Semiconductor Manufacturing Company from April 2004 to March 2006, and was also the president of Silicon Manufacturing Co. Pte. Ltd. from April 2005 to March 2008.

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

F.J. Tsai has served as the President of ChipMOS USA since January 2008 and ChipMOS Taiwan’s vice president of business operation management since November 2005. From 2003 to 2005, he served as the president of Chantek. He also served as an assistant vice president of the strategy development center of ChipMOS Taiwan from 1998 to 2003. He received a master’s degree in business administration from National Sun Yat-Sen University in Taiwan.

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

David W. Wang joined ChipMOS as vice president of research and strategy development center in 2007. Prior to joining ChipMOS, he served as the president of Fibera, Inc. from 2001 to 2007. Mr. Wang also served as a senior director of Lam Research Corporation in charge of product introduction and regional support teams of its etch group from 1996 to 2001. Mr. Wang also served in the microelectronics division of IBM as a manager in the packaging engineering, materials and process development and marketing departments. He holds a Ph.D. degree from the University of Michigan and is a member of Phi Lambda Upsilon.

Board Practice and Terms of Directorship

Our board of directors consists of three classes of directors. The first class of directors, consisting of Shih-Jye Cheng, Antonio R. Alvarez and Rong Hsu, is up for re-election at the annual general meeting in 2008 and then every third annual general meeting thereafter. The second class, consisting of Hsing-Ti Tuan, Yeong-Her Wang and Shou-Kang Chen, is up for re-election at the annual general meeting in 2009 and then every third annual general meeting thereafter. The third class, consisting of Pierre Laflamme, Chao-Jung Tsai and Takaki Yamada, is up for re-election at the annual general meeting in 2010 and then every third annual general meeting thereafter.

Any director vacates his or her office if he or she:

•	is prohibited by law from being a director or ceases to be a director by virtue of the Companies Act 1981 of Bermuda, as amended;

•	resigns from his or her office;

•	becomes bankrupt under the laws of any country or compounds with his or her creditors;

•	becomes of unsound mind or a patient for the purpose of any statute or applicable law relating to mental health and the board resolves that his or her office is vacated; or

•	is removed by a resolution passed by our shareholders at a special general meeting called for that purpose.

Share Ownership

As of December 31, 2007, none of our directors or executive officers held, for his or her own account, 1% or more of our outstanding common shares.

Compensation and Compensation Committee

The aggregate compensation paid in 2007 to our directors and our executive officers, including cash and share bonuses, was approximately NT$113 million (US$3 million). In 2007, we granted options to purchase 389,500 of our common shares to our directors and executive officers as set forth in the table below. These options will vest over a period of four years, with an equal proportion vesting on each of August 31, 2008, 2009, 2010 and 2011, except for certain options granted on August 31, 2007 that vested on the date of grant.

Number of common shares issuable upon exercise of options	Expiration date	Exercise price	Considerations paid for options granted
326,500	August 31, 2013	US$5.3720	None
63,000	August 31, 2017	US$5.3720	None

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

Special Investigation Committee

On December 21, 2004, in connection with alleged embezzlement at Pacific Electric by our former directors, Mr. Hung-Chiu Hu and Mr. Jwo-Yi Miao, and money laundering by our former director, Mr. Robert Ma Kam Fook, our board established a special investigation committee to identify and investigate any past and present dealings between ChipMOS Bermuda, including any of its subsidiaries and affiliates, and Messrs. Hu, Miao and Ma, and any companies or entities affiliated with them. For additional information on the allegations, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—The ongoing criminal proceeding involving Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline.”

The special investigation committee was solely comprised of Messrs. Pierre Laflamme and Yeong-Her Wang, two of our company’s independent directors. Concurrent with the establishment of the special investigation committee, our board requested the resignations of Mr. Hu and Mr. Miao, who subsequently resigned from our board on June 2, 2005 and June 8, 2005, respectively. On December 21, 2004, our board also accepted the resignation of Mr. Ma. The special investigation committee engaged Ernst & Young as its forensic accounting advisor and Baker & McKenzie as its legal advisor to review transactions that were similar in nature to the transactions that allegedly implicated Messrs. Hu, Miao and Ma at Pacific Electric as well as significant related party transactions between ChipMOS Bermuda, including its subsidiaries and affiliates, and Messrs. Hu, Miao and Ma and any companies or entities affiliated with any of them. The special investigation committee also engaged Hong Kong counsel.

On June 23, 2005, the special investigation committee presented its final report to our board of directors. The special investigation committee concluded that the review conducted by Ernst & Young and Baker & McKenzie did not reveal previously unknown information regarding losses suffered by ChipMOS Bermuda, other than a potential liability relating to a credit facility entered into with Trident (Asia) Investments Limited, or Trident, and HSH Nordbank AG, Hong Kong Branch, or Nordbank. The special investigation committee noted that total losses from transactions reviewed by it in the amount of NT$454 million (US$14 million), relating to impairment losses and realized losses of certain investments, were reflected in our 2002, 2003 and 2004 financial statements, and a potential decline in the value of our investment in respect of Ultima Technology Corp. (BVI). In 2005, we recognized an impairment loss of NT$188 million (US$6 million) as a result of the decline in the value of our investment to Ultima Technology Corp. (BVI). See Note 7 to our audited consolidated financial statements contained in this Annual Report on Form 20-F and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” The special investigation committee did not make any factual findings as to the business purpose of the transactions reviewed or as to persons at our company responsible for such transactions. On August 26, 2005, our board dissolved the special investigation committee.

The Special Investigation Committee provided the following recommendations to our board of directors:

•

reinforce the internal controls related to our company’s investment decisions, including the design and adoption of comprehensive internal control procedures for investments in connection with our company’s implementation of the internal control procedures required to comply with Section 404 of the Sarbanes Oxley Act of 2002 (“Section 404”);

•	strengthen the role of the board of directors in overseeing our company’s investment activities;

•	develop an internal control mechanism applicable to our company’s selection of banks that our company will use for deposits so as to address both commercial risks and reputational risks; and

•	develop more prudent and conservative procedures regarding the entry by our company into banking or other credit relationships.

As of December 31, 2006, we had taken the following measures to implement the recommendations of the Special Investigation Committee:

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

Special Committee

In connection with the indictment of Mr. Shih-Jye Cheng by the Taipei District Prosecutor’s Office, our board of directors formed a special committee to evaluate the circumstances surrounding the indictment. The special committee is comprised of three independent directors, Messrs. Yeong-Her Wang, Rong Hsu and Pierre Laflamme. It has engaged Kirkpatrick & Lockhart Preston Gates Ellis LLP (formerly Preston Gates & Ellis LLP) as its independent international legal counsel and Baker & McKenzie as its independent ROC legal counsel, and Ernst & Young (formerly know as Diwan, Ernest & Young) as its accounting advisor to assist in its evaluation and provide recommendations.

On June 28, 2006, the special committee issued its report, including its findings and recommendations. Based upon the results of its investigation, it found that: (1) Mr. Cheng has declared himself not guilty of the charges described in the indictment; (2) Baker & McKenzie, after reviewing the indictment and the prosecutor’s exhibits, have found that the evidence produced by the prosecutor seems to be inadequate and that there is a low probability of the charges in the indictment being founded; (3) the financial advisor to the special committee have found that we suffered no loss (not taking into account exchange rate factors) and that all monies (capital and interest) were remitted back to our subsidiaries involved; (4) we have suffered no identifiable harm to our reputation or our business; and (5) Mr. Cheng has not been impaired by the indictment to perform as our chairman and chief executive officer. The special committee recommended that our board maintains Mr. Cheng as our chairman and chief executive officer with full responsibilities and our board unanimously (with Mr. Cheng having recused himself) resolved to accept and adopt the special committee’s recommendation with regard to Mr. Cheng.

Our board of directors also resolved to continue the role of the special committee, for the duration of the ongoing criminal proceeding involving Mr. Cheng to actively monitor any developments of the criminal investigation and take or recommend any appropriate action in light of such developments.

During its engagement by the special committee, Ernst & Young identified certain internal control weaknesses that existed during the relevant period of the special committee’s investigation within ChipMOS Taiwan, ThaiLin and ChipMOS Logic (which was merged into ThaiLin on December 1, 2005). These weaknesses were in areas related to segregation of duties and of corporate governance on investment authorizations, insufficiency of training for financial personnel in respect of derivative transactions, and non-compliance with the applicable ROC regulations. These identified internal control weaknesses have either been addressed previously or are in the process of being remedied by our company and our subsidiaries.

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

In August 2006, we engaged Ernst & Young to design certain employee training sessions regarding derivative transactions and the applicable accounting treatment for these transactions.

See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—The ongoing criminal proceeding involving Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline.”

Employees

The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the functions indicated:

	As of December 31,			As of March 31,
Function	2005	2006	2007	2008
General operations	2,632	3,312	3,601	3,390
Quality control	387	460	471	443
Engineering	1,125	1,447	1,580	1,533
Research and development	224	253	296	291
Sales, administration and finance	202	218	225	227
Others	335	391	408	398

Total	4,905	6,081	6,581	6,282

86

The following table sets forth, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,			As of March 31,
Location	2005	2006	2007	2008
ChipMOS H.K. Taiwan Branch (Hsinchu)	13	14	15	15
ThaiLin (Hsinchu Industrial Park)	516	783	763	748
ThaiLin (Chupei City)	236	—	—	—
ChipMOS Taiwan Hsinchu Production Group	1,484	1,870	2,013	1,935
ChipMOS Taiwan Southern Taiwan Production Group	2,103	2,757	3,052	2,922
Shanghai	545	649	730	653
Japan and the United States	8	8	8	9

Total	4,905	6,081	6,581	6,282

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

In 2005, we did not grant any share options to our employees. In 2005, 312,750 share options were cancelled and 441,094 share options were exercised. In 2006, we granted 2,170,510 share options, with an exercise price of ranging from US$4.8110 to US$5.7205 per share. In 2006, 319,200 share options were cancelled and 1,322,143 share options were exercised. In 2007, we granted 1,884,400 share options, with an exercise price ranging from US$3.6380 to US$6.4770 per share. In 2007, 228,631 share options were cancelled and 865,612 share options were exercised. As of December 31, 2007, we have 7,348,893 share options outstanding, with an exercise price ranging from US$0.7650 to US$6.6300.

In September 2006, we adopted a share appreciation rights plan pursuant to which we may issue up to 2,000,000 cash-settled SARs to our directors, officers, employees and those of our affiliates. Under the share appreciation rights plan, each holder of SARs, issued thereunder will be entitled to receive, on the applicable exercise date, cash in an amount equal to the excess of the market value of our common shares on such date over the exercise price of such rights. Our board of directors or a relevant committee thereof has complete discretion over the administration of the share appreciation rights plan, including determining the recipients of the share appreciation right awards, the number of rights awarded, the exercise date, the exercise price and other relevant terms. Unless earlier terminated by our board of directors or the relevant board committee, the plan will remain effective until September 2016. As of December 31, 2007, we have 1,630,135 SARs outstanding, with an exercise price ranging from US$3.6380 to US$6.4770.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets out certain information as of March 31, 2008 regarding the ownership of our common shares by (1) each person known to us to be the owner of more than five percent of our common shares and (2) the total amount owned by our directors and executive officers as a group.

Identity of person or group	Number of shares owned	Percent Owned
Siliconware Precision Industries Co., Ltd(1)	12,174,998	14.5
Mosel Vitelic Inc.(2)(3)	11,194,644	13.4
Highbridge International LLC(4)	10,669,254	12.7
Trivium Capital Management, LLC(5)	9,618,815	11.5
Directors and executive officers, as a group(6)	1,063,117	1.3

(1)	Siliconware Precision completed a share purchase and subscription transaction with ChipMOS Taiwan and us on March 27, 2007, pursuant to which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed for 12,174,998 of our common shares through a private placement. See “Item 4. Information on the Company—Our Structure and History—ChipMOS TECHNOLOGIES INC.”
(2)	Mosel owned 10,850,052 shares indirectly through Giant Haven, and 344,592 shares indirectly through Mou-Fu Investment Ltd. Mosel is a public company listed on the Taiwan Stock Exchange whose largest known shareholder owned less than 4.3% of its outstanding shares as of April 21, 2008.
(3)	Excludes shares owned by PacMOS Technologies Holdings Limited, or PacMOS, that may be beneficially owned by Mosel.
(4)	Highbridge International LLC beneficially owned our 2004 notes and 2006 notes, which are convertible into an aggregate of 10,669,254 of our common shares at a conversion price of US$6.28 and US$6.85, respectively, as of December 31, 2007, according to the Schedule 13G/A filed by Highbridge International LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca on December 31, 2007. As of March 31, 2008, none of the 2004 notes and 2006 notes beneficially owned by Highbridge International LLC had been converted into our common shares.
(5)	According to the Schedule 13G/A filed jointly by Trivium Capital and Trivium Offshore Fund, Ltd. on February 15, 2008, Trivium Capital beneficially owned 9,618,815 of our common shares as of December 31, 2007.
(6)	Excludes Mosel’s beneficial ownership of our common shares which may be considered to be beneficially held by some of our directors or officers. Includes shares held by certain family members of certain directors.

As of March 31, 2008, approximately 59% of our common shares were held of record by shareholders located in the United States. All holders of our common shares have the same voting rights with respect to their shares.

Related Party Transactions

Siliconware Precision Industries Co., Ltd.

As of March 31, 2008, Siliconware Precision owned 14.5% of our outstanding common shares. On March 27, 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed to 12,174,998 of our newly issued common shares through a private placement. ChipMOS Taiwan became our wholly-owned subsidiary on September 14, 2007. Siliconware Precision is an independent provider of semiconductor testing and packaging services. Siliconware Precision currently has, and is expected to continue to have from time to time in the future, contractual and other business relationships with us. From time to time, Siliconware Precision provides assembly services to us. Often, Siliconware Precision renders these assembly services directly to our customers through customer referrals from us. On January 1, 2001, ChipMOS Taiwan entered into a subcontracting agreement for a term of two years with Siliconware Precision, pursuant to which Siliconware Precision is obligated to provide assembly services to us. This agreement was extended for another two years from January 2004 to December 2005. Sales to Siliconware Precision in 2006 was NT$83 thousand. In 2005 and 2007, we did not outsource to Siliconware Precision any sales.

Mosel Vitelic Inc.

As of March 31, 2008, Mosel indirectly owned 13.4% of our outstanding common shares. Mosel designs and manufactures semiconductor products, including SRAM, flash memory, LCD and other flat-panel display driver semiconductors and power-related semiconductors. In the period from July to December 2003, Mosel transferred all of its DRAM business to its affiliate ProMOS. Mosel is also engaged in the semiconductor testing and assembly business through its shareholding in our company. Although Mosel was our second-largest customer in 2003, accounting for 19% of our net revenue in 2003, it ceased to be a key customer of ours following the transfer of its DRAM business to ProMOS, with sales to Mosel accounting for 0.1% of our net revenue in 2004. Mosel and its affiliates currently have, and are expected to continue to have from time to time in the future, contractual and other business relationships with us. Our relationships include the following:

•	Rental revenue from Mosel was NT$5 million and NT$2 million in 2005 and 2006, respectively.

•	In 2005, we purchased integrated circuits for our module business and for resale to other customers from Mosel in an aggregate amount of NT$12 million.

•	In 2005, we paid NT$593 thousand rental expense to Mosel.

•	In 2005, 2006 and 2007, we paid NT$148 thousand, NT$144 thousand and NT$148 thousand (US$5 thousand) in website fees to Mosel for provision of certain website services.

Registration Rights Agreements with Siliconware Precision, Giant Haven, ProMOS and Powertech Technology Inc.

In March 2007, we issued 12,174,998 common shares pursuant to a share purchase and subscription agreement with ChipMOS Taiwan and Siliconware Precision, and we entered into a registration rights agreement, dated March 27, 2007, with Siliconware Precision, pursuant to which Siliconware Precision agreed not to sell or otherwise transfer any of our common shares it acquired in the share purchase and acquisition for a period of nine months after March 27, 2007, and we granted to Siliconware Precision certain rights, including demand registration, “piggyback” registration and Form F-3 registration rights, to require us to register its common shares for sale under the Securities Act. In addition, we entered into a registration rights agreement, dated August 8, 2007, with Giant Haven, ProMOS and Powertech Technology Inc., pursuant to which we granted to Mosel, ProMOS and Powertech Technology Inc. certain registration rights, including customary demand and “piggyback” registration rights, common shares for the sale of our common shares under the Securities Act.

DenMOS Technology Inc.

We do not own any equity interest in DenMOS. As of March 31, 2008, Mosel directly owned 44.1% of common shares of DenMOS. Sales to DenMOS were NT$271 million, NT$125 million and NT$32 million (US$1 million) in 2005, 2006 and 2007, respectively. We provided storage services to DenMOS and received rental payment from DenMOS for these storage services of NT$30 thousand in 2005.

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

SyncMOS Technologies Inc.

We do not own any equity interest in SyncMOS Technologies, Inc., or SyncMOS. As of March 31, 2008, Mosel indirectly owned 41.5% of SyncMOS Technologies Inc. In 2005, 2006 and 2007, we provided storage services to SyncMOS and rental revenue from SyncMOS was NT$1,382 thousand, NT$1,864 thousand and NT$2,208 thousand (US$68 thousand), respectively.

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

On March 4, 2008, ChipMOS Taiwan made a loan in an amount of NT$145 million (US$4 million) to Kolin, a major shareholder of ThaiLin. The loan is repayable within one year and bears interest at a rate of 4.69% per annum. The loan is secured by a pledge by Kolin of 11 million common shares of ThaiLin.

ThaiLin has been our consolidated subsidiary since December 2003. On December 1, 2005, ChipMOS Logic merged into ThaiLin, with ThaiLin as the surviving entity. See, “Item 4. Information on the Company— Our Structure and History—ThaiLin Semiconductor Corp.”

ProMOS Technologies Inc.

As of March 31, 2008, ChipMOS Taiwan owned 4,201,231 shares, or 0.06% of ProMOS, and ThaiLin owned 3,600,000 shares, or 0.05% of ProMOS. As of March 31, 2008, Mosel directly and indirectly owned 13.1% of ProMOS. Following the transfer of Mosel’s DRAM business to ProMOS in 2003, sales to ProMOS accounted for 28% of our net revenue in 2005, 27% of our net revenue in 2006 and 29% of our net revenue in 2007.

On July 1, 2003, ChipMOS Taiwan entered into a long-term agreement with ProMOS, under which ChipMOS Taiwan reserves a specified amount of capacity for DRAM testing and assembly services to ProMOS and under which ProMOS guarantees to place orders in the amount of the reserved capacity. This agreement was superseded in July 2007, when ChipMOS Taiwan and ProMOS entered into a new long-term agreement with similar terms and conditions, except that under the new agreement, ProMOS will give ChipMOS six month rolling forecast on testing and assembly service orders to be placed to us, and ProMOS guarantees that such orders will represent no less than certain percentage of ProMOS’ total production volume of these products (excluding OEM products). The price for the services of ChipMOS Taiwan under this agreement will be agreed upon quarterly, subject to certain price adjustments. If ChipMOS Taiwan is unable to test and assemble the agreed number of DRAM, ProMOS may use a third party to cover the shortfall and ChipMOS Taiwan may be liable for, among other damages, any operation loss of ProMOS caused by such delay or any additional costs in using a third party to cover the shortfall. If ProMOS fails to place orders in the amount of the reserved capacity, ChipMOS Taiwan is entitled to damages calculated based on the difference between the value of the reserved capacity and the value of the actual used capacity, provided that the value of the capacity by ChipMOS Taiwan that has been used for other customers shall be deducted. In March 2008, ProMOS failed to place orders in the amount of the reserved capacity. We are currently evaluating whether or not to seek compensation from ProMOS.

Rental revenue from ProMOS in 2005, 2006 and 2007 was NT$9 million, NT$9 million and NT$16 million (US$493 thousand), respectively.

Mou-Fu Investment Ltd.

As of March 31, 2008, Mosel held directly a 99.9% equity interest in Mou-Fu. In 2005 and 2006, we paid Mou-Fu NT$3 million and NT$3 million, respectively, for the provision of shareholders’ services. In 2005 and 2006, we paid Mou-Fu NT$4 million and NT$2 million, respectively, for management expenses.

Item 8.	Financial Information

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-66.

Legal Proceedings

In 2003, we had a tax dispute with the ROC tax authority in the amount of NT$31 million relating to our income tax in 2000. We submitted our objections to this assessment to the relevant tax authority in March 2004 and we received a request from the ROC tax authority in April 2006 to make the payment of approximately NT$2 million (US$62 thousand), which we paid in May 2006.

In February 2006, ChipMOS Taiwan and ChipMOS USA received notice of a lawsuit filed by Tessera Technologies, Inc., or Tessera. The complaint was initially filed in United States District Court for the Northern District of California (Civil Action No. C05-04063CW), or the California court. In an amended complaint, Tessera added ChipMOS Taiwan and ChipMOS USA, among several other semiconductor companies, as co-defendants. The amended complaint alleges that ChipMOS Taiwan, ChipMOS USA and the other co-defendants infringed certain patents owned by Tessera and that ChipMOS Taiwan is in breach of a license agreement with Tessera, or the Tessera license agreement. Tessera also sought unspecified damages and injunctive relief. ChipMOS Taiwan and ChipMOS USA have responded to the lawsuit by denying Tessera’s claims of patent infringement and breach of contract. ChipMOS USA and ChipMOS Taiwan have also raised various counterclaims for declaratory judgment and related affirmative defenses that the Tessera patents are invalid and unenforceable. In May 2007, the California court, with the concurrence of ChipMOS Taiwan and ChipMOS USA, stayed all litigation in the California court as a result of a related investigation by the International Trade Commission, or ITC, initiated by Tessera against certain other co-defendants. In addition, a co-defendant in the Tessera lawsuit requested the United States Patent and Trademark Office to reexamine the patentability of each of Tessera’s patents that are at issue in the case in the California court. The requests were granted and, in February 2007, the U.S. Patent and Trademark Office concluded that certain claims of the patents were invalid on the basis of prior art. In April 2008, ChipMOS Bermuda, ChipMOS USA and ChipMOS Taiwan received notice that Tessera requested the ITC to initiate another investigation alleging that the sale for and after importation into the United States as well as importation into the United States of certain small format non-tape based BGA semiconductor packages by ChipMOS Bermuda, ChipMOS Taiwan and ChipMOS USA infringe three of the five Tessera patents at issue in the case pending in the California court. Tessera sought, among other things, an investigation by the ITC and general exclusion orders to prohibit the infringing products from entry into the United States. The ITC initiated the investigation in May 2008.

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

In September 2007, ChipMOS Taiwan filed five lawsuits against Walton Advanced Engineering, Inc. and Walton Chaintech Corporation in Taiwan Kaohsiung District Court and Taiwan Banciao District Court, alleging infringement by these two companies of ChipMOS Taiwan’s package related patents for SDRAM, DDR I SDRAM and DDR II SDRAM devices. As of March 31, 2008, all of these lawsuits were pending.

Other than the matters described above, we were not involved in any material litigation in 2007 and are not currently involved in any material litigation.

For certain information regarding legal proceedings relating to certain of our current and former directors, see “Item 3.—Key Information—Risk Factors—Risks Related to Our Business—Adverse publicity about our current or former directors, executive officers or other key personnel could have a material adverse effect on our business.”

Dividend Policy

To date, we have not distributed any dividends. We currently intend to retain future earnings, if any, to finance the expansion of our business and thus do not expect to pay any cash dividends for the foreseeable future. In addition, we have no current plans to pay stock dividends.

Item 9.	The Offer and Listing

Listing

Nasdaq Global Select Market is the principal trading market for our common shares, which are not listed or quoted on any other markets in or outside the United States. Our common shares have been quoted on the Nasdaq Global Select Market (formerly the Nasdaq National Market) under the symbol “IMOS” since June 19, 2001 and our common shares have been quoted on the Nasdaq Global Select Market since July 1, 2006. The CUSIP number for our common shares is “G2110R106.” As of March 31, 2008, there were 83,852,162 common shares issued and outstanding. The table below sets forth, for the periods indicated, the high, low and average closing prices on the Nasdaq National Market or the Nasdaq Global Select Market for our common shares.

	Nasdaq(1) Price per share (US$)
	Average	High	Low
2003	3.19	9.39	0.85
2004	8.24	15.00	3.60
2005	6.21	7.55	4.80
2006	6.35	8.10	5.45
First Quarter	6.47	8.10	5.45
Second Quarter	6.86	7.37	5.87
Third Quarter	5.80	6.20	5.45
Fourth Quarter	6.03	6.85	5.54
2007	6.42	7.89	4.11
First Quarter	7.22	7.89	6.72
Second Quarter	6.71	7.39	6.04
Third Quarter	6.64	7.51	5.92
December	4.54	4.98	4.11
Fourth Quarter	5.18	6.14	4.11
2008
January	3.61	4.10	3.37
February	3.52	3.76	3.40
March	3.03	3.38	2.67
First Quarter	3.39	4.10	2.67
April	3.05	3.22	2.88
May	3.06	3.38	2.78
June (through 4, 2008)	3.25	3.27	3.22

(1)	Trading in our common shares commenced on June 19, 2001 on the Nasdaq Global Select Market (formerly the Nasdaq National Market).

Item 10.	Additional Information

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

Preferred Shares

Currently there are no specific rights attached to the preferred shares. The specific rights of the preferred shares could include rights, preferences or privileges in priority to our common shares and the establishment of such rights or the delegation to the board of directors to establish such rights will need to be approved by our shareholders. As of March 31, 2008, no preferred shares have been issued by our company.

Bermuda Law

We are an exempted company organized under the Companies Act 1981 of Bermuda. The rights of our shareholders are governed by Bermuda law and our memorandum of association and bye-laws. The Companies Act 1981 of Bermuda differs in some material respects from laws generally applicable to United States corporations and their shareholders.

Dividends

Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would be, after the payment, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities, issued share capital and share premium accounts. The holders of common shares are entitled to receive dividends out of assets legally available for such purposes at times and in amounts as our board of directors may from time to time determine. Any dividend unclaimed for a period of six years from its date of declaration will be forfeited and will revert to our company.

Voting Rights

Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or our bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting. Our bye-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, and except for extraordinary resolutions, any question properly proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast, either on a show of hands or on a poll, with each shareholder present (and each person holding proxies for any shareholder) entitled to one vote on a show of hands, or on a poll, one vote for each fully paid-up common share held by the shareholder. In the case of an equality of votes cast, the chairman of the meeting shall have a second or casting vote. Any resolution for any of the following extraordinary transactions will require the approval of shareholders holding at least 70.0% of the total voting rights of all the shareholders having the right to vote at such meeting:

•	a resolution for the merger, amalgamation or other consolidation of us into any other company;

•	a resolution for the sale, lease, exchange, transfer or other disposition of all or substantially all of our consolidated assets; or

•	a resolution for the adoption of any plan or proposal for the liquidation of our company.

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

The Bermuda Monetary Authority, or BMA, has designated us as non-resident for exchange control purposes. The BMA has also granted its consent under the Exchange Control Act 1972 and regulations promulgated thereunder for the issue or transfer to non-residents of Bermuda for exchange control purposes of our common shares, subject to the common shares remaining quoted on the Nasdaq Global Select Market.

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

Under Bermuda law, we are an exempted company. An exempted company is exempt from the provisions of Bermuda law, which stipulate that at least 60% of the equity must be beneficially owned by Bermuda persons. Persons regarded as residents of Bermuda for exchange control purposes require specific consent under the Exchange Control Act 1972 to acquire securities issued by us. The Exchange Control Act 1972 permits companies to adopt bye-law provisions relating to the transfer of securities. None of Bermuda law, our memorandum of association or our bye-laws imposes limitations on the right of foreign nationals or non-residents of Bermuda to hold our shares or vote such shares.

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

The transfer of common shares between persons regarded as non-resident in Bermuda for exchange control purposes and the issuance of shares after the completion of the currently contemplated offering of our common shares to those persons may be effected without specific consent under the Exchange Control Act 1972 of Bermuda and regulations thereunder subject to the common shares remaining quoted on the Nasdaq Global Select Market. Issuance and transfer of shares to any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act 1972.

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

•

An assignment agreement, date April 12, 2007, by and between our company and ChipMOS Taiwan, pursuant to which ChipMOS Taiwan assigned and transferred fifty percent of the title to, ownership of and interest in all of the technologies and intellectual property it owned as of that date to ChipMOS Bermuda for a purchase price of US$6.4 million, which was paid in full in June 2007.

•

A registration rights agreement, dated August 8, 2007, among our company, Giant Haven, ProMOS and Powertech Technology Inc., pursuant to which we granted to Mosel, ProMOS and Powertech Technology Inc. certain registration rights, including customary demand and “piggyback” registration rights, common shares for the sale of our common shares under the Securities Act.

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

As an exempted company, we are liable to pay in Bermuda an annual registration fee calculated on a sliding scale basis by reference to our assessable capital, which is the aggregate of our authorized common share capital and the premium on our issued common shares currently at a rate not exceeding US$29,220 per annum.

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

If a partnership holds the common shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. If you hold the common shares as a partner in a partnership you should consult your tax advisor with regard to the United States federal income tax treatment of an investment in the common shares.

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

PFIC Rules. We believe that our common shares should not be treated as stock of a Personal Foreign Investment Company, or PFIC, for United States federal income tax purposes, but this conclusion is a legal and factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares, gain realized on the sale or other disposition of your common shares would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the common shares and would not be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your common shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common shares. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

Interest Rate Risks

As of December 31, 2007, we had aggregate debt outstanding of NT$19,370 million (US$597 million), which was incurred for capital expenditure and general operating expenses. Of our outstanding debt as of December 31, 2007, 65% bears interest at variable rates. The interest rate for the majority of our variable rate debt varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debt had an annual weighted average interest rate of 3.7% as of December 31, 2007. Accordingly, we have cash flow and earnings exposure due to market interest rate changes for our variable rate debt. An increase in interest rates of 1% would increase our annual interest charge by NT$126 million (US$4 million) based on our outstanding indebtedness as of December 31, 2007.

As of December 31, 2007, ChipMOS Taiwan had no interest rate swap agreements outstanding. ChipMOS Taiwan had entered into five interest rate swap agreements during the year of 2004 and 2005. On October 4, 2005, ChipMOS Taiwan terminated the swap with a notional amount of NT$300 million, which was entered into on October 13, 2004, and entered into two interest rate swap agreements each with a notional amount of NT$100 million, which were terminated on November 8, 2005 and December 5, 2005, respectively. On November 2, 2005, ChipMOS Taiwan entered into an interest rate swap agreement with a notional amount of NT$200 million, which was terminated on November 4, 2005. On November 4, 2005, the swap with a notional amount of NT$500 million, which was entered into on July 28, 2004, was also terminated. For these swaps, the difference in interest rates is calculated quarterly and credited or charged in the current period. In 2005, we recognized as NT$11 million of non-operating expense as a result of the swaps. We did not record any non-operating expense in connection with the swaps in 2006 or 2007.

Foreign Currency Exchange Rate Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the Japanese yen and the US dollar. As of December 31, 2007, 39% of our accounts receivable are denominated in US dollars and Japanese yen, and 56% of our accounts payable and payables for properties are denominated in Japanese yen and US dollars. To minimize foreign currency exchange risk, from time to time we utilize forward exchange contracts and foreign currency options to hedge our exchange rate risk on foreign currency assets or liabilities positions. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average depreciation of the NT dollar against all other relevant foreign currencies of 5% would increase our annual exchange losses by NT$203 million (US$6 million) based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2007. As of December 31, 2005, 2006 and 2007, we had no outstanding forward exchange or foreign currency option contracts. Our net gains on forward exchange contracts were NT$2 million, NT$2 million and NT$123 thousand (US$4 thousand) for the years ended December 31, 2005, 2006 and 2007, respectively.

See Note 22 of our audited consolidated financial statements for additional information on these derivative transactions.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures. An evaluation was carried out under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934). Based upon that evaluation, the chief executive officer and chief financial officer concluded that these disclosure controls and procedures were effective as of December 31, 2007.

Management’s Annual Report on Internal Control Over Financial Reporting. Management’s Report on Internal Control Over Financial Reporting is set forth below.

Management’s Report on Internal Control Over Financial Reporting

June 6, 2008

Management of ChipMOS TECHNOLOGIES (Bermuda) LTD. (together with its consolidated subsidiaries, the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934). The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with generally accepted accounting principles in the Republic of China and the required reconciliation to generally accepted accounting principles in the United States.

As of December 31, 2007, the Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting as of December 31, 2007 was effective.

Moore Stephens, an independent registered public accounting firm, has audited our consolidated financial statements included in the Annual Report of the Company on Form-20F for the year ended December 31, 2007 and has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2007. The attestation report is set forth in “Item 18. Financial Statements”.

/s/ Shih-Jye Cheng		/s/ Shou-Kang Chen
Name:	Shih-Jye Cheng	Name:	Shou-Kang Chen
Title:	Chairman and Chief Executive Officer	Title:	Chief Financial Officer

Changes in Internal Control Over Financial Reporting. During 2007, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

As of March 31, 2008 there was no audit committee financial expert serving on the audit committee, as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002, serving on our audit committee. Our board of directors believes that the audit committee members collectively possess sufficient financial knowledge and experience notwithstanding that none of them individually is determined to be an audit committee financial expert.

Item 16B.	Code of Ethics

We have adopted a Code of Business Conduct and Ethics, which applies to our directors, officers and employees. A copy of our Code of Business Conduct and Ethics is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

Item 16C.	Principal Accountant Fees and Services

The table below summarizes the aggregate fees that we paid or accrued for services provided by Moore Stephens for the years ended December 31, 2006 and 2007.

	2006		2007
	(In thousands)
Audit Fees	NT$	7,202	NT$	10,604
Audit Related Fees		3,259		195
Tax Fees		—		—
All Other Fees		—		—

Total	NT$	10,461	NT$	10,799

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. For 2006, this category primarily includes the review of our financial statements contained in the offering memorandum used in connection with the offering of our 2006 notes and the audit of our financial statements contained in this Annual Report on Form 20-F. For 2007, this category primarily includes the audit of our financial statements and our internal control over financial reporting contained in this Annual Report on Form 20-F.

Audit-Related Fees. This category includes fees reasonably related to the performance of the audit or review of our financial statements and not included in the category of Audit Fees (described above). For 2006, this category primarily included the review of the effectiveness of our internal control over financial reporting.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.	Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18. in lieu of Item 17.

Item 18.	Financial Statements

Item 19.	Exhibits

Exhibits	Description
1.1	Memorandum of Association of ChipMOS TECHNOLOGIES (Bermuda) LTD.(1)

1.2	Bye-laws of ChipMOS TECHNOLOGIES (Bermuda) LTD.(7)

2.1	Certificate of Incorporation of ChipMOS TECHNOLOGIES (Bermuda) LTD., dated August 15, 2000.(1)

4.1	Joint Venture Agreement, dated July 14, 1997, between Mosel Vitelic Inc. and Siliconware Precision Industries Co., Ltd. (1)

4.2	Asset Sales Agreement, dated June 14, 1999, between Microchip Technology Taiwan and ChipMOS TECHNOLOGIES INC.(1)

4.3	Tessera Compliant Chip License Agreement, dated April 20, 1999, between Tessera Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.4	License Agreement, dated April 1, 1999, between Fujitsu Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.5	Sales Agreement, dated February 10, 2000, between Sharp Corp. and ChipMOS TECHNOLOGIES INC. (1)

4.6	Raw Materials Processing Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.7	Raw Materials Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.8	Integrated Circuit Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.9	Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.10	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.11	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.12	Land Lease Agreement, dated September 1, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.13	Purchase Agreement, dated July 31, 1997, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc.(1)

4.14	Form of Share Exchange Covenant Letter from the Company to the Shareholders.(1)

4.15	Amendment to the Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC, dated September 1, 2001. (2)

4.16	Purchase Agreement, dated October 15, 2003, between ChipMOS TECHNOLOGIES INC. and DenMOS Technology Inc.(2)

4.17	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Ron How Investment Corp. (English Translation)(3)

4.18	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Yuan Shan Investment Corp. (English Translation)(3)

4.19	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc. (English Translation)(3)

4.20	Laser Stamping Machine Lease Agreement, dated November 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.21	Automatic Stamping Machine Lease Agreement, dated December 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.22	Raw Materials Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.23	Integrated Circuit Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.24	Technology Transfer Agreement, dated December 24, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.25	Tester Equipment Lease Agreement, dated November 14, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.26	Tester Equipment Lease Agreement, dated December 3, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.27	Joint Engagement Letter, undated, by and among Ultima Electronics Corp., ChipMOS TECHNOLOGIES INC. and Sun-Fund Securities Ltd. (English Translation)(3)

4.28	Lease Agreement, dated June 1, 2002, between ChipMOS TECHNOLOGIES INC. and SyncMOS Technologies, Inc. (English Translation)(3)

4.29	Technology Transfer Agreement, dated August 1, 2002, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES (Shanghai) LTD.(3)

4.30	Promissory Note from Modern Mind Technology Limited to Jesper Limited, dated November 4, 2002.(3)

4.31	Deed of Variation, dated December 2, 2002, between Modern Mind Technology Limited and Jesper Limited.(3)

4.32	Deed of Assignment, dated December 27, 2002, between Jesper Limited and ChipMOS TECHNOLOGIES (Bermuda) LTD. (3)

4.33	Deed of Assignment, dated June 25, 2003, between Jesper Limited and ChipMOS TECHNOLOGIES INC.(3)

4.34	Agreement, dated May 3, 2003, between Jesper Limited and Modern Mind Technology Limited.(3)

4.35	Master loan agreement, dated July 12, 2004, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Modern Mind Technology Limited and Jesper Limited.(5)

4.36	Cooperation Agreement, dated March 27, 2002, between Shanghai Qingpu Industrial Zone Development (Group) Company and ChipMOS TECHNOLOGIES (Bermuda) LTD. (English Translation)(3)

4.37	Deed of assignment, dated December 17, 2003, between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.38	Supplemental deed of assignment, dated May 14, 2004 between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.39	Second supplemental deed of assignment, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.40	Assignment agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (4)

4.41	Supplemental assignment agreement, dated May 14, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (4)

4.42	Second supplemental assignment agreement, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.43	Patent license agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(4)

4.44	Supplemental patent license agreement dated July 8, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.45	Second supplemental patent license agreement dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.46	Third supplemental patent license agreement dated December 30, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.47	Assembly and Testing Service Agreement, dated November 27, 2005, between ChipMOS TECHNOLOGIES INC. and Spansion LLC.(6)

4.48	Share Purchase and Subscription Agreement, dated February 13, 2007, among ChipMOS TECHNOLOGIES (Bermuda) LTD., ChipMOS TECHNOLOGIES INC. and Siliconware Precision Industries Co., Ltd. (8)

4.49	Registration Rights Agreement, dated March 27, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and Siliconware Precision Industries Co., Ltd. (8)

4.50	Share Exchange Agreement, dated as of April 12, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.

4.51	Assignment Agreement, dated April 12, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(9)

4.52	Form of Change In Control Severance Agreement

4.53	Southern Taiwan Science Park Administration Land Lease Agreement, dated June 1, 2007, between Southern Taiwan Science Park Administration and ChipMOS TECHNOLOGIES INC. (English Translation)

4.54	Second Amendment to Assembly and Test Service Agreement, dated July 16, 2007, by and between Spansion LLC and ChipMOS TECHNOLOGIES INC.

4.55	Service Agreement for Integrated Circuit Products, dated July 17, 2007, by and between ProMOS Technologies Inc. and ChipMOS TECHNOLOGIES INC. (English Translation)

4.56	Registration Rights Agreement, dated August 8, 2007, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Giant Haven Investment Limited, ProMOS Technologies Inc. and Powertech Technology Inc.

4.57	Third Amendment to Assembly and Test Services Agreement, dated November 30, 2007, by and between Spansion LLC and ChipMOS TECHNOLOGIES INC.

4.58	Science Park Administration Land Lease Agreement, dated December 1, 2007, between Science Park Administration and ChipMOS TECHNOLOGIES INC. (English Translation)

4.59	Lease Agreement, dated April 2, 2008, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)

8.1	List of principal subsidiaries of ChipMOS TECHNOLOGIES (Bermuda) LTD.

11.1	Code of Business Conduct and Ethics.(4)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

23.1	Consent of independent registered public accounting firm.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-13218), filed on February 28, 2001.
(2)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2002.
(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 30, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2004.
(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 29, 2005.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-130230), filed on December 9, 2005.
(7)	Incorporated by reference to our report on Form S-8, dated October 5, 2006.
(8)	Incorporated by reference to Schedule 13D filed with the United States Securities and Exchange Commission by Siliconware Precision Industries Co., Ltd. on April 4, 2007.
(9)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 6, 2007.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and it has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei, Taiwan, Republic of China, on June 6, 2008.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

By:	/s/ Shih-Jye Cheng
Name:	Shih-Jye Cheng
Title:	Chairman and Chief Executive Officer

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ChipMOS TECHNOLOGIES (Bermuda) LTD.

We have audited the accompanying consolidated balance sheets of ChipMOS TECHNOLOGIES (Bermuda) LTD. and subsidiaries (collectively, the “Company”) (see Note 1) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007, all expressed in New Taiwan dollars. We have also audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm (continued)

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the Republic of China. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Treadway Commission (COSO).

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2007, and the determination of shareholders’ equity and financial position at December 31, 2007 and 2006, to the extent summarized in Note 24.

/s/ Moore Stephens

Certified Public Accountants

Hong Kong

March 18, 2008

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2007 (Notes 1 and 16)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31,
	2006	2007
	NT$	NT$	US$
			(Note 3)
ASSETS

CURRENT ASSETS

Cash and cash equivalents	5,895,904	5,133,580	158,297
Restricted cash and cash equivalents (Note 19)	65,060	86,975	2,682
Financial assets at fair value through profit and loss (Notes 2, 4 and 18)	1,929,123	555,608	17,133
Notes receivable	31,103	28,032	864
Accounts receivable - net of allowance for doubtful receivables and sales return allowances of NT$142,382 in 2006 and NT$242,325 in 2007 (Notes 2 and 5)
Related parties (Note 18)	1,839,130	1,498,833	46,217
Third parties	3,190,520	3,795,838	117,047
Other receivables—net of allowance for doubtful receivables and sales return allowances of NT$18,274 in 2006 and 2007 (Notes 2 and 5)
Related parties (Note 18)	13,958	11,922	368
Third parties	31,812	31,176	961
Inventories—net (Notes 2 and 6)	945,822	1,043,620	32,181
Deferred income tax—net (Notes 2 and 17)	134,337	85,080	2,624
Prepaid expenses and other current assets	155,790	334,485	10,314

Total Current Assets	14,232,559	12,605,149	388,688

LONG-TERM INVESTMENTS (Notes 2 and 7)	366,742	358,017	11,039

PROPERTY, PLANT AND EQUIPMENT—NET (Notes 2 and 14)

Cost
Land	530,862	532,605	16,423
Buildings and auxiliary equipment	6,258,118	8,515,871	262,592
Machinery and equipment	37,282,027	41,859,292	1,290,758
Furniture and fixtures	1,071,169	1,405,522	43,340
Transportation equipment	35,357	45,339	1,398
Tools	2,280,643	2,757,546	85,031
Leasehold improvements	5,658	6,217	192

Total cost	47,463,834	55,122,392	1,699,734
Accumulated depreciation (Note 8)	(20,220,415)	(26,298,244)	(810,923)
Accumulated impairment	(109,275)	(109,275)	(3,370)
Construction in progress and advance payments	3,360,179	1,305,559	40,258

Net Property, Plant and Equipment	30,494,323	30,020,432	925,699

INTANGIBLE ASSETS—NET (Notes 2 and 9)	172,394	180,434	5,564

OTHER ASSETS

Restricted cash and cash equivalents (Note 19)	29,633	29,983	925
Employee dormitory buildings—net of accumulated depreciation of NT$110,471 in 2006 and NT$141,060 in 2007 (Note 2)	336,136	338,764	10,446
Refundable deposits	30,604	36,513	1,126
Goodwill (Note 2)	128,455	917,181	28,282
Long-term accounts receivable-related parties (Note 18)	—	449,827	13,871
Others (Note 2)	221,019	379,785	11,711

Total Other Assets	745,847	2,152,053	66,361

TOTAL ASSETS	46,011,865	45,316,085	1,397,351

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

December 31, 2006 and 2007 (Notes 1 and 16)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31,
	2006	2007
	NT$	NT$	US$
			(Note 3)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank loans (Note 10)	1,055,310	1,249,196	38,520
Current portion of long-term loans (Note 14)	2,335,284	3,686,216	113,667
Convertible notes (Note 13)	—	3,014,937	92,968
Derivative liabilities	—	95,996	2,960
Deferred credit	3,631	3,862	119
Accounts payable	803,026	976,147	30,100
Other payables
Related parties (Note 18)	25	13	—
Third parties (Note 11)	549,597	604,145	18,629
Income tax payable (Note 2)	293,835	402,863	12,422
Payables to contractors and equipment suppliers	993,191	454,075	14,002
Accrued expenses and other current liabilities (Note 12)	713,581	886,736	27,343

Total Current Liabilities	6,747,480	11,374,186	350,730

LONG-TERM LIABILITIES
Convertible notes (Note 13)	5,133,837	2,075,553	64,001
Derivative liabilities	77,902	—	—
Long-term loans (Note 14)	10,688,780	9,248,157	285,173

Total Long-Term Liabilities	15,900,519	11,323,710	349,174

OTHER LIABILITIES
Deferred income tax – net (Notes 2 and 17)	240,464	180,400	5,563
Deferred credit	185,129	169,942	5,240
Accrued pension cost (Notes 2 and 15)	47,572	12,261	378
Guarantee deposits	5,834	7,458	230

Total Other Liabilities	478,999	370,061	11,411

Total Liabilities	23,126,998	23,067,957	711,315

COMMITMENTS AND CONTINGENCIES (Note 21)

SHAREHOLDERS’ EQUITY (Notes 2 and 16)
Capital stock NT$0.328 (US$0.01) par value
Authorized 250,000 thousand common shares and 75,000 thousand preferred shares
Issued and outstanding 83,843 thousand common shares (2006: 70,196 thousand common shares)	23,022	27,517	849
Capital surplus	9,771,876	12,475,936	384,704
Deferred compensation	(56,574)	(69,368)	(2,139)
Retained earnings	4,322,151	6,291,008	193,987
Cumulative translation adjustments	68,074	277,464	8,556
Minority interests	8,756,318	3,245,571	100,079

Total Shareholders’ Equity	22,884,867	22,248,128	686,036

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	46,011,865	45,316,085	1,397,351

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2005, 2006 and 2007 (Notes 1 and 16)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
NET REVENUE (Notes 2, 18 and 23)
Related parties	4,603,457	5,654,396	6,915,907	213,256
Third parties	10,610,524	14,720,791	16,681,691	514,391

Total Net Revenues	15,213,981	20,375,187	23,597,598	727,647

COST OF REVENUE (Notes 18 and 23)
Related parties	3,422,644	4,217,605	5,035,137	155,262
Third parties	7,839,987	10,035,740	12,408,927	382,637

Total Cost of Revenue	11,262,631	14,253,345	17,444,064	537,899

GROSS PROFIT	3,951,350	6,121,842	6,153,534	189,748

OPERATING EXPENSES (Note 18)
Research and development (Note 2)	274,432	274,752	322,325	9,939
General and administrative	793,276	813,046	1,070,438	33,008
Sales and marketing (Note 2)	232,871	107,450	98,328	3,032

Total Operating Expenses	1,300,579	1,195,248	1,491,091	45,979

INCOME FROM OPERATIONS	2,650,771	4,926,594	4,662,443	143,769

NON-OPERATING INCOME
Gain on embedded derivative	—	57,749	—	—
Foreign exchange gain—net (Note 2)	—	37,934	71,092	2,192
Rental (Note 18)	27,697	23,374	28,062	865
Interest	84,546	102,033	117,060	3,610
Cash dividend from financial assets	16,897	2,434	18,662	575
Fair value gain on financial assets	85,959	37,344	—	—
Subsidy income	9,769	9,592	6,338	196
Gain on disposal of property, plant and equipment (Note 2)	68,523	25,171	9,567	295
Recovery of allowance for loss on inventories (Note 6)	74,581	—	—	—
Gain on disposal of long-term investments (Note 7)	—	1,059	—	—
Gain on disposal of financial assets	—	—	23,778	733
Claim received	21,000	—	—	—
Other	116,282	65,817	151,173	4,662

Total Non-Operating Income	505,254	362,507	425,732	13,128

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATION (Continued)

For the Years Ended December 31, 2005, 2006 and 2007 (Notes 1 and 16)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
NON-OPERATING EXPENSES
Interest	272,982	398,964	864,949	26,671
Investment loss recognized by equity method (Notes 2 and 7)	126,802	—	—	—
Financing cost	30,125	39,301	34,459	1,063
Fair value loss on financial assets	—	—	84,966	2,620
Loss on disposal of property, plant and equipment (Note 2)	40,831	918	5,594	172
Foreign exchange loss—net (Note 2)	28,871	—	—	—
Loss on disposal of financial assets	33,024	1,627	—	—
Loss on disposal of a subsidiary	2,603	—	—	—
Loss on redemption of convertible notes	—	5,642	23,384	721
Impairment loss on long-term investments (Note 7)	210,994	57,779	8,735	269
Impairment loss on property, plant and equipment	109,275	—	—	—
Loss on scrap of inventories	75,602	—	—	—
Loss on scrap of property, plant and equipment	35,353	—	—	—
Loss on embedded derivative	—	—	18,022	556
Capital reduction loss on long-term investments (Note 7)	4,854	—	—	—
Other	40,463	81,445	54,799	1,690

Total Non-Operating Expenses	1,011,779	585,676	1,094,908	33,762

INCOME BEFORE INCOME TAX, MINORITY INTERESTS AND INTEREST IN BONUSES PAID BY SUBSIDIARIES	2,144,246	4,703,425	3,993,267	123,135
INCOME TAX EXPENSE (Notes 2 and 17)	(111,949)	(636,499)	(768,235)	(23,689)

INCOME BEFORE MINORITY INTERESTS AND INTEREST IN BONUSES PAID BY SUBSIDIARIES	2,032,297	4,066,926	3,225,032	99,446
MINORITY INTERESTS	(977,018)	(1,799,405)	(720,007)	(22,202)
INTEREST IN BONUSES PAID BY SUBSIDIARIES	(127,076)	(149,456)	(285,823)	(8,813)
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	—	3,277	—	—

NET INCOME	928,203	2,121,342	2,219,202	68,431

EARNINGS PER SHARE – BASIC	13.74	30.84	27.63	0.85

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – BASIC	67,546	68,781	80,305	80,305

EARNINGS PER SHARE – DILUTED (Note 2)	11.82	25.00	24.24	0.75

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – DILUTED (Note 2)	82,572	88,296	108,207	108,207

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2005, 2006 and 2007 (Notes 1 and 16)

(In Thousands of New Taiwan Dollars, Except Number of Shares)

	CAPITAL STOCK ISSUED		CAPITAL SURPLUS	DEFERRED COMPENSATION	RETAINED EARNINGS	UNREALIZED LOSS ON LONG-TERM INVESTMENTS (Note 2)	CUMULATIVE TRANSLATION ADJUSTMENTS (Note 2)	TREASURY STOCK	MINORITY INTERESTS	TOTAL SHAREHOLDERS’ EQUITY
	Shares	Amount
	(Thousands)	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2005	67,321	22,089	9,228,725	(51,662)	1,180,933	(567)	(193,384)	(25,515)	7,092,498	17,253,117
Effect of merger	—	—	(65,283)	—	—	—	—	25,515	—	(39,768)
Exercise of stock options	441	137	40,281	—	—	—	—	—	—	40,418
Forfeiture of option warrants	—	—	(11,379)	32,856	—	—	—	—	—	21,477
Adjustment arising from change in ownership percentage in subsidiaries	—	—	(26,046)	—	—	—	—	—	—	(26,046)
Net profit for 2005	—	—	—	—	928,203	—	—	—	977,018	1,905,221
Adjustment of equity method for long- term investments	—	—	(53,567)	—	—	(611)	—	—	—	(54,178)
Changes in minority interests	—	—	—	—	—	—	—	—	(191,393)	(191,393)
Transfer of capital surplus to retained earnings	—	—	(91,673)	—	91,673	—	—	—	—	—
Translation adjustments	—	—	—	—	—	—	183,113	—	—	183,113

BALANCE, DECEMBER 31, 2005	67,762	22,226	9,021,058	(18,806)	2,200,809	(1,178)	(10,271)	—	7,878,123	19,091,961
Exercise of stock options	1,319	427	130,841	—	—	—	—	—	—	131,268
Issue of option warrants	—	—	36,680	(37,768)	—	—	—	—	—	(1,088)
Conversion of convertible notes	1,115	369	231,331	—	—	—	—	—	—	231,700
Equity component of convertible notes	—	—	265,650	—	—	—	—	—	—	265,650
Adjustment arising from change in ownership percentage in subsidiaries	—	—	86,316	—	—	—	—	—	—	86,316
Net profit for 2006	—	—	—	—	2,121,342	—	—	—	1,799,405	3,920,747
Adjustment of equity method for long- term investments	—	—	—	—	—	1,178	—	—	—	1,178
Changes in minority interests	—	—	—	—	—	—	—	—	(921,210)	(921,210)
Translation adjustments	—	—	—	—	—	—	78,345	—	—	78,345

BALANCE, DECEMBER 31, 2006	70,196	23,022	9,771,876	(56,574)	4,322,151	—	68,074	—	8,756,318	22,884,867
Exercise of stock options	867	284	89,566	—	—	—	—	—	—	89,850
Issue of shares	12,780	4,211	2,599,168	—	—	—	—	—	—	2,603,379
Issuance of option warrants	—	—	36,874	(12,794)	—	—	—	—	—	24,080
Repurchase of convertible notes	—	—	(2,657)	—	(611)	—	—	—	—	(3,268)
Net profit for 2007	—	—	—	—	2,219,202	—	—	—	720,007	2,939,209
Adjustment of equity method for long- term investments	—	—	(18,891)	—	(249,734)	—	—	—	—	(268,625)
Changes in minority interests	—	—	—	—	—	—	—	—	(6,230,754)	(6,230,754)
Translation adjustments	—	—	—	—	—	—	209,390	—	—	209,390

BALANCE, DECEMBER 31, 2007	83,843	27,517	12,475,936	(69,368)	6,291,008	—	277,464	—	3,245,571	22,248,128

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2005, 2006 and 2007 (Notes 1 and 16)

(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	928,203	2,121,342	2,219,202	68,431
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	4,240,633	5,489,468	6,718,762	207,177
Amortization of intangible assets	98,497	69,373	116,025	3,578
Amortization of discount of convertible notes	—	57,213	178,613	5,508
Allowance for doubtful receivables	109,248	52,586	130,038	4,010
Recovery of allowance for doubtful receivables	—	(16,357)	(30,095)	(928)
Deferred compensation	21,477	(1,088)	24,080	742
Gain on disposal of property, plant and equipment – net	(27,692)	(24,253)	(3,973)	(123)
Investment loss recognized by equity method	126,802	—	—	—
Gain on disposal of long-term investments	—	(1,059)	—	—
Loss on disposal of a subsidiary	2,603	—	—	—
Loss on redemption of convertible notes	—	5,642	23,384	721
Loss (gain) on embedded derivative	—	(57,749)	18,022	556
Impairment loss on long-term investments	210,994	57,779	8,735	269
Impairment loss on property, plant and equipment	109,275	—	—	—
Fair value loss on financial assets	—	—	84,966	2,620
Capital reduction loss on long-term investments	4,854	—	—	—
Accrued pension cost	(21,016)	(34,086)	(35,312)	(1,089)
Deferred income tax – net	(61,471)	254,135	(6,758)	(208)
Minority interests	977,018	1,799,405	720,007	22,202
Changes in operating assets and liabilities
Financial assets at fair value through profit and loss	2,646,420	(1,742,987)	1,288,549	39,733
Notes receivable	31,626	(523)	3,071	95
Accounts receivable	(712,916)	(1,117,926)	(803,369)	(24,772)
Other receivables	3,045	120,468	552	17
Inventories	37,305	(316,842)	(93,071)	(2,870)
Prepaid expenses and other current assets	67,116	(78,400)	(176,977)	(5,457)
Other assets	(31,470)	42,233	22,175	684
Notes payable	(45,145)	(3,927)	—	—
Accounts payable	117,297	72,612	167,605	5,168
Other payables	47,906	142,375	53,755	1,658
Income tax payable	60,755	206,191	109,028	3,362
Accrued expenses and other liabilities	(106,442)	238,703	171,309	5,282
Deferred credit	(12,283)	(17,936)	(25,477)	(786)

Net Cash Provided by Operating Activities	8,822,639	7,316,392	10,882,846	335,580

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in restricted cash and cash equivalents	(50,682)	104,469	(20,892)	(644)
Proceeds from sales of property, plant and equipment	427,475	238,721	42,324	1,305
Proceeds from sales of long-term investments	—	1,059	—	—
Proceeds from sales of intangible assets	5,996	—	—	—
Cash inflow from disposal of a subsidiary (Note 20a)	17,081	—	—	—
Acquisitions of:
Long-term investments	(116,400)	(20,742)	(10)	—
Property, plant and equipment	(7,651,339)	(15,190,487)	(6,632,887)	(204,529)
Deferred assets	—	(101,263)	(269,573)	(8,313)
Employee dormitory building	(125,426)	(7,656)	(20,107)	(620)
Goodwill	(127,205)	—	—	—
Subsidiary	—	—	(5,305,030)	(163,585)
Increase in refundable deposits	(2,017)	(12,314)	(5,909)	(182)

Net Cash Used in Investing Activities	(7,622,517)	(14,988,213)	(12,212,084)	(376,568)

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

For the Years Ended December 31, 2005, 2006 and 2007 (Notes 1 and 16)

(In Thousands of New Taiwan U.S. Dollars)

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on:
Bank loans	(332,759)	(147,768)	(208,982)	(6,444)
Commercial paper payable	—	(149,413)	—	—
Long-term loans	—	—	(297,157)	(9,163)
Convertible notes	(237,092)	(256,605)	(244,466)	(7,538)
Long-term bonds payable	(1,200,000)	—	—	—
Proceeds from:
Bank loans	—	730,777	395,836	12,206
Commercial paper payable	149,413	—	—	—
Convertible notes	—	3,191,300	—	—
Long-term loans	318,448	6,278,523	171,730	5,295
Issuance of capital stock	40,418	131,268	2,693,229	83,047
Changes in minority interests	(258,702)	(834,604)	(1,983,687)	(61,168)
Decrease in guarantee deposits	314	4,396	1,624	50

Net Cash Provided by (Used in) Financing Activities	(1,519,960)	8,947,874	528,127	16,285

EFFECT OF EXCHANGE RATE CHANGES ON CASH	77,695	12,848	38,787	1,196

Net Increase (Decrease) in Cash and cash equivalents	(242,143)	1,288,901	(762,324)	(23,507)
Cash and cash equivalents, beginning of the year	4,849,146	4,607,003	5,895,904	181,804

Cash and cash equivalents, end of the year	4,607,003	5,895,904	5,133,580	158,297

SUPPLEMENTAL INFORMATION
Income tax paid	149,741	178,001	665,691	20,527

Interest paid	259,312	291,491	818,712	25,246

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	2,300,916	2,335,284	3,686,216	113,667

PARTIAL CASH PAID FOR INVESTING ACTIVITIES
Cash paid for acquisition of property, plant and equipment
Total acquisitions	7,677,233	15,717,760	6,093,771	187,905
Increase (decrease) in payables to contractors and equipment suppliers	(25,894)	(527,273)	539,116	16,624

	7,651,339	15,190,487	6,632,887	204,529

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS

ChipMOS TECHNOLOGIES (Bermuda) LTD. (ChipMOS Bermuda) was incorporated under the laws of Bermuda on August 1, 2000, and its common shares have been traded on the NASDAQ Global Select Market since June 2001. As of December 31, 2007, ChipMOS Bermuda were 13.35% and 14.52% owned by Mosel Vitelic Inc. (MVI) through its wholly-owned subsidiary, Giant Haven Investment Ltd. and its indirectly-owned subsidiary, Mou-Fu Investment Ltd. (Mou-Fu) and Siliconware Precision Industries Co. Ltd (SPIL). As of December 31, 2007, ChipMOS Bermuda owned 100% (2006: 70.42%) of the outstanding common shares of ChipMOS TECHNOLOGIES INC. (ChipMOS Taiwan) and SPIL owned nil (2006: 28.76%).

ChipMOS Taiwan was incorporated in Taiwan on July 28, 1997 as a joint venture company between MVI and SPIL. Its operations consist of testing and assembly of semiconductors. In connection with a corporate restructuring on January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of ChipMOS Taiwan executed a Purchase and Subscription Agreement whereby they transferred their shares of ChipMOS Taiwan to ChipMOS Bermuda in exchange for 58,342 thousand common shares in ChipMOS Bermuda. The selling shareholders, who previously held an aggregate of 70.25% of the entire outstanding common shares of ChipMOS Taiwan, thus became the holders of the entire outstanding common shares of ChipMOS Bermuda. Because 100% of the outstanding common shares of ChipMOS Bermuda were owned by former shareholders of ChipMOS Taiwan, the exchange of shares has been accounted for as a merger as if ChipMOS Bermuda was the acquirer. Equity and operations attributable to ChipMOS Taiwan shareholders not participating in the exchange offer were reflected as minority interest in the historical financial statements. MVI participated in the restructuring and share exchange described above and SPIL did not. On November 21, 2005, CHANTEK ELECTRONIC CO., LTD. (CHANTEK), a subsidiary of ChipMOS Taiwan since April 1, 2004, merged into ChipMOS Taiwan pursuant to the merger agreement entered into between ChipMOS Taiwan and CHANTEK in June 2005. CHANTEK stock was exchanged for ChipMOS Taiwan stock at the ratio of 3.6 to 1. As a result, ChipMOS Taiwan issued 6,215 thousand shares to CHANTEK shareholders, reducing ChipMOS Bermuda and SPIL’s interests in ChipMOS Taiwan from 70.34% and 28.73% to 69.85% and 28.53%, respectively. As of December 31, 2006, ChipMOS Bermuda held a 70.42% interest in ChipMOS Taiwan. In March 2007, ChipMOS Bermuda, ChipMOS Taiwan and SPIL completed a share purchase and subscription transaction whereby ChipMOS Bermuda purchased 100% of SPIL’s equity interest in ChipMOS Taiwan at US$0.75 per share. SPIL also subscribed to 12,174,998 newly issued common shares of ChipMOS Bermuda through a private placement of US$6.28 per share. After the transaction, ChipMOS Taiwan became a 99.14% subsidiary of ChipMOS Bermuda and SPIL owned 14.7% of ChipMOS Bermuda. In September 2007, another share exchange transaction was completed whereby ChipMOS Bermuda offered to exchange one share of ChipMOS Bermuda for 8.4 shares of ChipMOS Taiwan shares. The exchange was completed in September 2007 and ChipMOS Taiwan became a wholly-owned subsidiary of ChipMOS Bermuda. As of December 31, 2007, ChipMOS Bermuda held a 100% interest in ChipMOS Taiwan.

1.	ORGANIZATION AND BUSINESS (continued)

ThaiLin Semiconductor Corp. (ThaiLin) was incorporated on May 15, 1996 and is listed on the GreTai Securities Market in Taiwan. ThaiLin is engaged in wafer and semiconductor testing services. On December 31, 2002, ChipMOS Taiwan acquired an equity interest of 41.8% in ThaiLin. On December 1, 2003, ChipMOS Taiwan obtained controlling influence over ThaiLin’s decisions on its operations, personnel and financial policies. Therefore, ThaiLin has been consolidated into these financial statements from December 1, 2003 in spite of the fact that ChipMOS Taiwan holds an equity interest of less than 50% in ThaiLin. On December 1, 2005, ChipMOS Logic TECHNOLOGIES INC. (ChipMOS Logic) merged into ThaiLin pursuant to the merger agreement entered into between ChipMOS Logic and ThaiLin in August 2005. ChipMOS Logic stock was exchanged for ThaiLin stock at the ratio of 2.8 to 1. After the merger and as of December 31, 2006, ChipMOS Taiwan held a 35.62% equity interest in ThaiLin. As of December 31, 2007, ChipMOS Taiwan held a 36.83% equity interest in ThaiLin.

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

ChipMOS Japan Inc. (ChipMOS Japan) was incorporated in Japan in June 1999, and ChipMOS USA Inc. (ChipMOS USA) was incorporated in the United States of America in October 1999. These two companies engage in sales and customer services, and all the expenses incurred from these activities are charged to current income. ChipMOS Japan began generating revenue in 2000, while ChipMOS USA began generating revenue in 2001. As of December 31, 2007, ChipMOS Taiwan owned 100% of the outstanding shares of both ChipMOS Japan and ChipMOS USA.

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

1.	ORGANIZATION AND BUSINESS (continued)

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

Basis of presentation

The consolidated financial statements include the accounts of ChipMOS Bermuda and all subsidiaries in which ChipMOS Bermuda (hereinafter, referred to individually or collectively as the “Company”) holds a controlling interest or voting interests in excess of 50% in accordance with the requirements of ROC Statement of Financial Accounting Standards No. 7 (“SFAS No. 7”). All significant intercompany accounts and transactions have been eliminated.

The Company’s consolidated financial statements include for 2005 the financial results of ChipMOS Taiwan and its subsidiaries, ThaiLin, ChipMOS Japan, ChipMOS USA and FST, ChipMOS HK, Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai, and CHANTEK and ChipMOS Logic up to their respective dates of merger (see Note 1). For 2006 and 2007, the Company’s consolidated financial statements include the financial results of ChipMOS Taiwan and its subsidiaries, ThaiLin, ChipMOS Japan and ChipMOS USA, ChipMOS HK and Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai.

Adoption of new and revised ROC SFAS

SFAS No. 37 “Intangible Assets”

Commencing from January 1, 2007, the Company adopted SFAS No. 37 “Intangible Assets”. Prior to adoption of SFAS No. 37, the Company’s technology know-how, technology license fees, software and bond issuance costs were recorded in intangible assets. After the adoption of SFAS No. 37, these items were reclassified to other assets as they do not meet the definition of intangible assets as prescribed in SFAS No. 37. The comparative amounts have also been reclassified due to the adoption of SFAS No. 37.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, accounts and other receivables.

At December 31, 2007, the Company had credit risk exposure of uninsured cash in banks of approximately NT$5,250,538 thousand (US$161,904 thousand).

A substantial portion of revenue is earned from a small number of customers on credit and generally without any requirement of collateral.

The Company had three and two customers that had balances greater than ten percent of total notes and accounts receivable as of December 31, 2006 and 2007, respectively:

	December 31,
	2006	2007
Related party (Note 18)
ProMOS Technologies Inc. (ProMOS)	36%	34%
Third party
Spansion LLC (Spansion)	11%	19%
Powerchip Semiconductor Corp. (Powerchip)	11%	7%

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Cash equivalents

Repurchase notes with original maturity dates of three months or less are classified as cash equivalents.

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

Intangible assets

Intangible assets are recorded at cost except for donation from the government, which is measured at fair value. Subsequent to their initial recognition, the book values are the cost and their incremental value that resulted from revaluation minus accumulated amortization and impairment loss.

Amortization is computed using the straight-line method. The Company reevaluates the residual value, estimated useful lives, and amortization method at least once every year. Changes in the above factors will be regarded as changes in accounting estimate.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred charges

Deferred charges are amortized using the straight-line method over the following periods: technology know-how, 5 years; technology license fees, 5 years; software, 2 to 4 years; bond issuance costs, using the average method.

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

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Income tax

The Company has adopted the inter-period income tax allocation method. Deferred income tax assets are recognized for the tax effects of deductible temporary differences, unused tax credits, and operating loss carryforwards and those of taxable temporary differences are recognized as deferred income tax liabilities. A valuation allowance is provided for deferred tax assets that are not certain to be realized. A deferred tax asset or liability is classified as current or non-current based on the classification of the related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, then it is classified as current or non-current based on the expected reversal dates of the temporary difference.

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

Alternative Minimum Tax (AMT) has become effective in the ROC since January 1, 2006. The calculation base for income tax payment should be either the taxable income calculated by the AMT plus tax exemptions granted under other laws, taxed at the rate of 10% as set by the Executive Yuan of the ROC, or that calculated in accordance with the AMT, whichever is higher. ChipMOS Taiwan and ThaiLin have included this effect in the current income tax provision.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Foreign-currency transactions

Foreign-currency transactions, except for derivative financial instruments, are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars, or when foreign-currency receivables or payables are settled, are credited or charged to income in the year of conversion or settlement. On the balance sheet dates, the balances of foreign-currency assets and liabilities are restated at the prevailing exchange rates and the resulting differences are charged to current income except those foreign currencies denominated investments in shares of stock where such differences are accounted for as translation adjustments under stockholders’ equity. ROC SFAS No. 14, “Accounting for Foreign-Currency Transactions”, applies to foreign operations, with the local currency of each foreign subsidiary as its functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: assets and liabilities—current rate; shareholders’ equity—historical rates; income and expenses – weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of shares outstanding in each period, adjusted retroactively for stock dividends and stock bonuses issued subsequently.

The following table reconciles the denominator to calculate basic and diluted earnings per share:

	December 31,
	2005	2006	2007
	(in thousands)
Basic number of shares	67,546	68,781	80,305
Add: stock options	1,602	2,723	2,174
convertible notes	13,424	16,792	25,728

Diluted number of shares	82,572	88,296	108,207

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table reconciles the numerator to calculate basic and diluted earnings per share:

	Year ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Net income	928,203	2,121,342	2,219,202	68,431
Add: interest expense and other expenses (net of tax)	48,062	85,831	403,310	12,436

Income available to common stockholders adjusted for the effects of assumed exercise of options and conversion of notes	976,265	2,207,173	2,622,512	80,867

Stock-based compensation

Employee stock-based compensation has been accounted for under the intrinsic value based method. Share appreciation rights have been accounted for using the fair value method. Cash-settled stock appreciation rights have been recognized as a liability.

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

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2007, which was NT$32.43 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Stock	257,652	254,470	7,847
Open-ended funds	1,671,471	301,138	9,286

Fair value	1,929,123	555,608	17,133

The market value of open-ended funds is based on the market price at year-end.

During 2005, ChipMOS Taiwan sold part of its investments in common stock of MVI and ProMOS at a loss of NT$68,402 thousand and a gain of NT$907 thousand, respectively, and ChipMOS Logic sold its investment in common stock of SPIL at a gain of NT$4,148 thousand.

During 2006, ChipMOS Taiwan disposed of all of its 2,069 thousand shares of MVI at a gain of NT$539 thousand. ChipMOS Taiwan also acquired 3,500 thousand shares of ProMOS in 2006.

As of December 31, 2007, ChipMOS Taiwan held 4,201 thousand (2006: 4,201 thousand) shares of common stock of ProMOS and ThaiLin held 3,600 thousand (2006: 3,600 thousand) shares of common stock of ProMOS (see also Note 18 Related Party Transactions).

5.	ALLOWANCE FOR DOUBTFUL RECEIVABLES AND SALES RETURN ALLOWANCES

The changes in the allowances are summarized as follows:

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Balance, beginning of year	292,051	401,299	160,656	4,954
Additions	109,248	52,586	130,038	4,010
Reversal	—	(16,357)	(30,095)	(928)
Write offs	—	(276,872)	—	—

Balance, end of year	401,299	160,656	260,599	8,036

6.	INVENTORIES—NET

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Finished goods	55,420	97,694	3,012
Work in progress	233,306	190,955	5,888
Raw materials	764,734	818,743	25,247

	1,053,460	1,107,392	34,147
Less - allowance for losses	(107,638)	(63,772)	(1,966)

	945,822	1,043,620	32,181

6.	INVENTORIES – NET (continued)

The changes in the inventory valuation allowances are summarized as follows:

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Balance, beginning of year	111,074	93,693	107,638	3,319
Additions	57,200	20,305	—	—
Reversals	(74,581)	(6,360)	(43,866)	(1,353)

Balance, end of year	93,693	107,638	63,772	1,966

7.	LONG-TERM INVESTMENTS

	December 31,
	2006		2007
	Carrying Value	% of Ownership	Carrying Value		% of Ownership
	NT$		NT$	US$
	(in thousands, except percentage interests)
Equity method:
Ultima Technology Corp. (Ultima Technology)	—	30	—	—	30
Cost method:
Best Home Corp. Ltd. (Best Home)	—	19	—	—	19
Sun Fund Securities Ltd. (Sun Fund)	148,120	17	139,385	4,298	17
Vigour Technology Corp. (Vigour)	—	4	—	—	—
G-LINK Technology Corp., Taiwan (G-LINK)	—	—	—	—	—
DigiMedia Technologies Co., Ltd. (DigiMedia Cayman)	198,666	12	198,666	6,126	11
Validity Sensors Inc. (preferred shares)	19,956	—	19,956	615	—
Tashee Golf & Country Club	—	—	10	—	—

	366,742		358,017	11,039

The equity in net loss of Ultima Technology for the years ended December 31, 2005, 2006 and 2007 was as follows:

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Ultima Technology	(126,802)	—	—	—

The foregoing equity in net loss was based on audited financial statements.

In 2004, in accordance with ROC SFAS No. 5, ChipMOS Taiwan deferred its recognition of the proportionate share of loss of Ultima Technology for one year to 2005. Therefore, the share of net loss of Ultima Technology in 2006 also included the share of 2005 loss of Ultima Technology.

7.	LONG-TERM INVESTMENTS (continued)

In 2006 and 2007, ChipMOS Taiwan did not recognize its share of the loss of Ultima Technology as no audited financial statements were available. In accordance with ROC SEC regulations, a company must recognize its share of the income/loss of investee companies based on audited financial statements.

The summarized financial information for Ultima Technology is as follows:

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Current assets	1,988	1,986	61

Non-current liabilities	21,738	19,369	597

Current liabilities	98	156	5

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss)	(111,458)	(74,338)	2,211	68

In June 2005, G-Link reduced its issued capital by 50%, and as a result, a loss of NT$4,854 thousand was recognized in respect of the reduction in capital of G-Link.

In July 2006, the Company exchanged its 14,550 thousand shares of DigiMedia Technology Co., Ltd. for 8,184 thousand shares of DigiMedia Cayman.

In February and November 2006, the Company disposed of its interest in ISSI and G-Link and recorded a gain of NT$1,059 thousand.

During 2005, impairment losses of NT$188,310 thousand, NT$4,855 thousand and NT$17,829 thousand were recognized in respect of investments in Ultima Technology, G-LINK Technology Corp., Taiwan (G-Link) and Sun Fund, respectively.

During 2006, impairment losses of NT$57,779 thousand were recognized in respect of investment in Ultima Technology. The investment in Ultima Technology was fully impaired as of December 31, 2006.

During 2007, impairment losses of NT$8,735 thousand were recognized in respect of investment in Sun Fund.

8.	PROPERTY, PLANT AND EQUIPMENT – NET

Accumulated depreciation consists of the following:

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Buildings and auxiliary equipment	1,826,799	2,040,883	62,932
Machinery and equipment	16,801,332	21,930,194	676,232
Furniture and fixtures	416,719	603,047	18,595
Transportation equipment	17,146	22,876	705
Tools	1,157,591	1,699,620	52,409
Leasehold improvements	828	1,624	50

	20,220,415	26,298,244	810,923

As of December 31, 2007, certain of the above buildings and machinery were mortgaged as collateral for long-term loans (Note 14).

9.	INTANGIBLE ASSETS – NET

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Land use rights
Cost	184,708	196,457	6,058
Accumulated amortization	(12,314)	(16,023)	(494)

Carrying value	172,394	180,434	5,564

The amortization charge for 2007 amounted to NT$2,848 thousand (2006: NT$2,690 thousand, 2005: NT$2,637 thousand). The weighted average amortization period is 50 years (2006: 50 years). The estimated aggregate amortization charge for the five years ending December 31, 2008, 2009, 2010, 2011 and 2012 amounts to approximately NT$3,000 thousand each year.

10.	BANK LOANS

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Unsecured loans:
Loans for import of machinery:
US$11,040 thousand, repayable by February 2007, annual interest at 6.35%	359,849	—	—
US$2,019 thousand, repayable by May 2007, annual interest at 6.224%—6.24%	65,799	—	—
US$13,122 thousand, repayable by June 2007, annual interest at 6.02%—6.205074%	427,712	—	—
US$1,458 thousand, repayable by January 2008, annual interest at 6.24384%	—	47,283	1,458
US$9,069 thousand, repayable by February 2008, annual interest at 5.95%—6.24384%	—	294,117	9,069
US$14,580 thousand, repayable by March 2008, annual interest at 5.74696%—6.3399%	—	472,829	14,580
US$336 thousand, repayable by April 2008, annual interest at 5.6237%	—	10,897	336
US$120 thousand, repayable by June 2008, annual interest at 5.67%	—	3,892	120
JPY203,220 thousand, repayable by January 2008, annual interest at 1.425412%—1.46%	—	58,873	1,815
JPY712,118 thousand, repayable by February 2008, annual interest at 1.42%—1.6081%	—	206,301	6,362
JPY40,650 thousand, repayable by June 2008, annual interest at 1.4757%—1.6%	—	11,776	363
Loans for import :
JPY494,401 thousand, repayable by February 2008, annual interest at 1.4334%—1.4704%	—	143,228	4,417

10.	BANK LOANS (continued)

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Secured loans:
Working capital loans:
US$300 thousand, repayable by July 2007, annual interest at 6.0%, collateralized by land and buildings	9,779	—	—
US$700 thousand, repayable by October 2007, annual interest at 6.0%, collateralized by land and buildings	22,817	—	—
US$200 thousand, repayable by November 2007, annual interest at 6.0%, collateralized by land and buildings	6,519	—	—
US$200 thousand, repayable by November 2007, annual interest at 6.0%, collateralized by land and buildings	6,519	—	—
US$200 thousand, repayable by December 2007, annual interest at 6.0%, collateralized by land and buildings	6,519	—	—
Loans for import of machinery:
US$4,090 thousand, repayable by January 2007 annual interest at 6.0%—6.03%, collateralized by land and buildings	133,303	—	—
US$283 thousand, repayable by February 2007, annual interest at 6.02535%, collateralized by land and buildings	9,211	—	—
US$223 thousand, repayable by March 2007, annual interest at 6.0125%—6.02%, collateralized by land and buildings	7,283	—	—

	1,055,310	1,249,196	38,520

Unused credit lines of short-term bank loans, as of December 31, 2007, totaled approximately NT$12,095,479 thousand, which will expire from January 2008 to December 2008.

The weighted average interest rate for bank loans was 5.5% per annum in 2007 (2006: 3.2% per annum).

11.	OTHER PAYABLES – THIRD PARTIES

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Miscellaneous factory expenses	205,624	256,941	7,923
Others	343,973	347,204	10,706

	549,597	604,145	18,629

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Accrued bonus	489,291	537,281	16,567
Others	224,290	349,455	10,776

	713,581	886,736	27,343

13.	CONVERTIBLE NOTES

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Convertible notes	5,133,837	5,090,490	156,969
Less: current portion	—	(3,014,937)	(92,968)

	5,133,837	2,075,553	64,001

Convertible notes due 2009 (CN due 2009)

On November 3, 2004, ChipMOS Bermuda issued US$85,000 thousand (NT$2,756,550 thousand) CN due 2009. The CN due 2009 bear interest at 1.75% per annum. The noteholders may convert any outstanding notes into common shares of ChipMOS Bermuda, initially at the conversion price of US$7.85 at any time during the period from the 41st day after the latest original issuance date of the notes to the close of business on the fifth business day before the stated maturity date, subject to prior repurchase or redemption. The conversion price was subject to certain adjustments. On November 3, 2005, the conversion price was adjusted to US$6.28 per share from the initial conversion price of US$7.85 per share, pursuant to the terms of the CN due 2009. The market price on November 3, 2005 was US$6.00. There is no fixed discount to the common shares’ market price in relation to conversion. On December 20, 2004, ChipMOS Bermuda repurchased US$699 thousand (NT$22,669 thousand) of the CN due 2009. No conversion had taken place during 2005 and 2007.

On October 18, 2006, noteholders of CN due 2009 converted US$7,000 thousand (NT$227,010 thousand) in aggregate principal amount of the CN due 2009 into 1,114,649 common shares of ChipMOS Bermuda pursuant to ChipMOS Bermuda’s induced conversion offer, dated October 17, 2006. Pursuant to the induced conversion offer, ChipMOS Bermuda paid approximately US$490 thousand (NT$15,891 thousand) to the converting noteholders.

13.	CONVERTIBLE NOTES (continued)

The noteholders of CN due 2009 had an option to cause ChipMOS Bermuda to repurchase for cash all or a portion of the notes on November 3, 2006 at a repurchase price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest to, but excluding, the date of repurchase (put option). On November 3, 2006, ChipMOS Bermuda repurchased US$6,300 thousand (NT$204,309 thousand) CN due 2009 pursuant to the put option. After November 3, 2006, noteholders may cause ChipMOS Bermuda to repurchase the CN due 2009 only upon the occurrence of certain fundamental changes.

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

Convertible notes due 2011 (CN due 2011)

On September 29, 2006, ChipMOS Bermuda issued US$100,000 thousand (NT$3,243,000 thousand) CN due 2011. The CN due 2011 bear interest at 3.375% per annum. The noteholders may convert any outstanding notes into common shares of ChipMOS Bermuda, initially at the conversion price of US$6.85, at any time during the period from the 41st day after the latest original issuance date of the notes to the close of business on the fifth business day before the stated maturity date, subject to prior repurchase or redemption. The conversion price will be subject to certain adjustments. No conversion had taken place during 2006 and 2007. On November 29, 2007, ChipMOS Bermuda repurchased US$1,000 thousand (NT$32,430 thousand) of CN due 2011.

The noteholders of CN due 2011 have an option to cause ChipMOS Bermuda to repurchase for cash all or a portion of the notes on September 29, 2008 at a repurchase price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest to, but excluding, the date of repurchase (put option). Therefore, the CN due 2011 have been classified as current liabilities as of December 31, 2007.

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

14.	LONG-TERM LOANS

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Syndicated bank loans collateralized by equipment, repayable quarterly from December 2003 to September 2008, interest at floating rate (3.45% and 2.945% as of December 31, 2006 and 2007, respectively)	149,528	64,084	1,976
Syndicated bank loans collateralized by equipment, repayable semi-annually from September 2004 to September 2007, interest at floating rate (5.03% as of December 31, 2006)	571,400	—	—
Syndicated bank loans, repayable semi-annually from September 2004 to September 2007, interest at floating rate (5.155% as of December 31, 2006)	142,850	—	—
Bank loans, repayable quarterly from November 2004 to February 2007, interest at fixed rate of 3.4%	30,000	—	—
Syndicated bank loans collateralized by equipment, repayable quarterly from June 2004 to March 2008, interest at floating rate (4.24% and 4.58% as of December 31, 2006 and 2007, respectively)	709,615	141,923	4,376
Bank loans collateralized by equipment, repayable quarterly from December 2004 to September 2007, interest at floating rate (4.25% as of December 31, 2006)	39,000	—	—
Bank loans collateralized by equipment, repayable quarterly from February 2005 to November 2008, interest at floating rate (3.14% and 3.01% as of December 31, 2006 and 2007, respectively)	175,005	87,505	2,698
Syndicated bank loans collateralized by equipment, repayable quarterly from June 2005 to December 2010, interest at floating rate (3.45% and 2.945% as of December 31, 2006 and 2007, respectively)	431,305	323,478	9,975
Syndicated bank loans collateralized by equipment, repayable semi-annually from November 2006 to May 2010, interest at floating rate (3.99% and 4.33% as of December 31, 2006 and 2007, respectively)	875,000	625,000	19,272
Syndicated bank loans collateralized by buildings, repayable in September 2009, interest at floating rate (3.505% and 3.845% as of December 31, 2006 and 2007, respectively)	500,000	500,000	15,418
Bank loans, repayable quarterly from February 2006 to November 2009, interest at fixed rate of 4.69%	375,000	250,000	7,709
Bank loans collateralized by equipment, repayable quarterly from March 2006 to December 2010, interest at floating rate (3.08% and 3.05% as of December 31, 2006 and 2007, respectively)	352,000	264,000	8,141
Industrial research and development advancement loan, collateralized by time deposits in amounts of NT$29,983 thousand, repayable quarterly from January 2006 to April 2010, interest at fixed rate of 1%	22,649	16,178	499
Syndicated bank loans, repayable in April 2008, interest at floating rate (3.655% and 3.995% as of December 31, 2006 and 2007, respectively)	500,000	500,000	15,418

14.	LONG-TERM LOANS (continued)

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Bank loans, early repaid in July 2007, interest at fixed rate of 2.89%	200,000	—	—
Syndicated bank loans collateralized by equipment, repayable semi-annually from April 2008 to April 2011, interest at floating rate (3.14% and 3.48% as of December 31, 2006 and 2007, respectively)	6,000,000	6,000,000	185,014
Syndicated bank loans collateralized by equipment, repayable semi-annually from June 2010 to December 2012, interest at floating rate (3.3615% as of December 31, 2007)	—	1,000,000	30,836
Bank loans collateralized by equipment, repayable quarterly from July 2006 to April 2008, interest at fixed rate of 3.2%	150,000	50,000	1,542
Bank loans, repayable quarterly from September 2007 to June 2009, interest at floating rate (3.24% and 3.58% as of December 31, 2006 and 2007, respectively)	200,000	150,000	4,625
Bank loans, repayable quarterly from December 2007 to December 2009, interest at floating rate (3.01% and 3.41% as of December 31, 2006 and 2007, respectively)	400,000	355,500	10,962
Bank loans collateralized by buildings, repayable semi-annually from June 2009 to December 2013, interest at floating rate (3.09% and 3.51% as of December 31, 2006 and 2007, respectively)	450,000	800,000	24,669
Bank loans collateralized by equipment, repayable quarterly from May 2007 to February 2012, interest at floating rate (2.75% and 3.405%—3.419% as of December 31, 2006 and 2007, respectively)	264,000	1,112,526	34,305
Bank loans collateralized by land and buildings, repayable quarterly from September 2008 to June 2009, interest at floating rate (6.12375% and 5.7675% as of December 31, 2006 and 2007, respectively)	65,190	64,860	2,000
Bank loans collateralized by land and buildings, repayable quarterly from December 2008 to July 2009, interest at floating rate (6.35% and 6.17% as of December 31, 2006 and 2007, respectively)	13,038	12,972	400
Bank loans collateralized by land and buildings, repayable quarterly from December 2008 to September 2009, interest at floating rate (6.22063% and 6.3725% as of December 31, 2006 and 2007, respectively)	130,380	129,721	4,000
Bank loans collateralized by land and buildings, repayable quarterly from December 2008 to August 2009, interest at floating rate (6.26063% and 6.2275% as of December 31, 2006 and 2007, respectively)	24,446	24,323	750
Bank loans collateralized by land and buildings, repayable quarterly from March 2009 to September 2009, interest at floating rate (6.22% and 5.895% as of December 31, 2006 and 2007, respectively)	55,411	55,131	1,700
Bank loans collateralized by land and buildings, repayable in October 2009, interest at floating rate (6.20688% and 5.87875% as of December 31, 2006 and 2007, respectively)	1,304	1,297	40

14.	LONG-TERM LOANS (continued)

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Bank loans collateralized by land and buildings, repayable in November 2009, interest at floating rate (6.17063% and 5.64625% as of December 31, 2006 and 2007, respectively)	3,223	3,206	99
Bank loans collateralized by land and buildings, repayable quarterly from March 2009 to November 2009, interest at floating rate (6.18063% and 5.60313% as of December 31, 2006 and 2007, respectively)	32,595	32,430	1,000
Bank loans collateralized by land and buildings, repayable quarterly from March 2009 to November 2009, interest at floating rate (6.16875% and 5.65625% as of December 31, 2006 and 2007, respectively)	88,007	87,562	2,700
Bank loans collateralized by land and buildings, repayable quarterly from March 2009 to December 2009, interest at floating rate (6.17% and 5.625% as of December 31, 2006 and 2007, respectively)	60,301	59,996	1,850
Bank loans collateralized by land and buildings, repayable quarterly from June 2009 to December 2009, interest at floating rate (6.17% and 5.5275% as of December 31, 2006 and 2007, respectively)	8,149	8,108	250
Bank loans collateralized by land and buildings, repayable in December 2009, interest at floating rate (6.16% and 5.5175% as of December 31, 2006 and 2007, respectively)	2,380	2,368	73
Bank loans collateralized by land and buildings, repayable in December 2009, interest at floating rate (6.16063% and 5.5175% as of December 31, 2006 and 2007, respectively)	2,288	2,277	70
Bank loans collateralized by land and buildings, repayable in January 2010, interest at floating rate (6.19625% as of December 31, 2007)	—	22,883	706
Bank loans collateralized by land and buildings, repayable in January 2010, interest at floating rate (6.19469% as of December 31, 2007)	—	21,423	661
Bank loans collateralized by land and buildings, repayable in January 2010, interest at floating rate (6.18688% as of December 31, 2007)	—	19,086	588
Bank loans collateralized by land and buildings, repayable in January 2010, interest at floating rate (6.18438% as of December 31, 2007)	—	28,966	893
Bank loans collateralized by land and buildings, repayable in January 2010, interest at floating rate (6.17% as of December 31, 2007)	—	5,473	169
Bank loans collateralized by land and buildings, repayable in January 2010, interest at floating rate (6.17406% as of December 31, 2007)	—	2,492	77
Bank loans collateralized by land and buildings, repayable in January 2010, interest at floating rate (6.12688% as of December 31, 2007)	—	32,305	996

14.	LONG-TERM LOANS (continued)

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Bank loans collateralized by land and buildings, repayable in February 2010, interest at floating rate (6.11438% as of December 31, 2007)	—	9,165	283
Bank loans collateralized by land and buildings, repayable in March 2010, interest at floating rate (6.2625% as of December 31, 2007)	—	1,109	34
Bank loans collateralized by land and buildings, repayable quarterly from June 2009 to March 2010, interest at floating rate (6.27875% as of December 31, 2007)	—	37,781	1,165
Bank loans collateralized by land and buildings, repayable in March 2010, interest at floating rate (5.94125% as of December 31, 2007)	—	5,662	174
Bank loans collateralized by land and buildings, repayable in March 2010, interest at floating rate (5.94438% as of December 31, 2007)	—	475	15
Bank loans collateralized by land and buildings, repayable in April 2010, interest at floating rate (6.02125% as of December 31, 2007)	—	5,725	176
Bank loans collateralized by land and buildings, repayable in April 2010, interest at floating rate (5.87875% as of December 31, 2007)	—	15,512	478
Bank loans collateralized by land and buildings, repayable in April 2010, interest at floating rate (5.80563% as of December 31, 2007)	—	1,871	58

	13,024,064	12,934,373	398,840
Less – current portion	(2,335,284)	(3,686,216)	(113,667)

	10,688,780	9,248,157	285,173

Unused credit lines of long-term bank loans as of December 31, 2007 totaled approximately NT$6,740,330 thousand.

Under syndicated bank loans facility agreements, ChipMOS Taiwan and ThaiLin are required to maintain certain financial ratios. ChipMOS Taiwan and ThaiLin were in compliance with the financial ratio requirements as of December 31, 2007.

As of December 31, 2007, certain land and buildings (including land use rights) and machinery with an aggregate net book value of NT$3,872,348 thousand and NT$12,292,910 thousand, respectively, and time deposits in an aggregate amount of NT$29,983 thousand were mortgaged as collateral for the long-term loans.

14.	LONG-TERM LOANS (continued)

Future minimum principal payments under the long-term loans as of December 31, 2007 are as follows:

	Amount
	NT$	US$
	(in thousands)
2008	3,686,216	113,667
2009	3,864,969	119,179
2010	3,009,302	92,794
2011	1,646,543	50,772
2012	567,343	17,494
Thereafter	160,000	4,934

	12,934,373	398,840

15.	PENSION PLAN

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

Certain pension information is as follows:

a.	Net pension cost

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Service cost	30,021	1,688	1,662	51
Interest cost	8,159	7,790	8,735	269
Projected return on plan assets	(4,500)	(4,740)	(5,500)	(170)
Amortization	53	53	53	2
Curtailment gain	1,031	780	3,429	106

	34,764	5,571	8,379	258

15.	PENSION PLAN (continued)

b.	Reconciliation of the fund status of the plan and accrued pension cost

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Actuarial present value of benefit obligations
Vested benefit obligation	415	1,028	1,081	33
Nonvested benefit obligation	142,011	141,408	226,673	6,990

Accumulated benefit obligation	142,426	142,436	227,754	7,023
Additional benefits based on future salaries	140,827	175,209	239,946	7,399

Projected benefit obligation	283,253	317,645	467,700	14,422
Plan assets at fair value	(157,043)	(199,991)	(249,637)	(7,698)

Projected benefit obligation in excess of plan assets	126,210	117,654	218,063	6,724
Unrecognized net transition obligation	(663)	(610)	(557)	(17)
Unrecognized net gain	(43,889)	(69,472)	(205,245)	(6,329)

Accrued pension cost	81,658	47,572	12,261	378

c.	Actuarial assumptions

	2005	2006	2007
Discount rate used in determining present values	2.75%	2.75%	2.88%
Future salary increase rate	3.25%	4.25%	4.25%
Expected rate of return on plan assets	2.75%	2.75%	3.00%

d.	Changes in pension fund

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Company contributions	29,892	39,656	43,706	1,348

Payment of benefits	—	—	—	—

16.	SHAREHOLDERS’ EQUITY

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

ChipMOS Taiwan’s Articles of Incorporation provide that the following may be appropriated from the accumulated net income, after deducting any previously accumulated deficit and 10% legal reserve, subject to shareholders’ approval: (a) 10% as bonuses to employees, (b) not more than 0.5% as remuneration to directors and supervisors, (c) a special reserve, if deemed necessary, and (d) dividends to shareholders.

ThaiLin’s Articles of Incorporation provide that the following may be appropriated from the accumulated net income, after deducting any previously accumulated deficit and 10% legal reserve, subject to shareholders’ approval: (a) not more than 0.5% as remuneration to directors and supervisors, (b) not less than 10% as bonuses to employees, and (c) dividends to shareholders but not less than 50% should be distributed as cash dividends to shareholders; or not distribute.

These appropriations and the disposition of the remaining net income shall be resolved by the shareholders in the following year and given effect in the financial statements of that year.

16.	SHAREHOLDERS’ EQUITY (continued)

The aforementioned appropriation for legal reserve shall be made until the reserve equals the aggregate par value of ChipMOS Taiwan’s and ThaiLin’s outstanding capital stock. The reserve can only be used to offset a deficit, or when its balance has reached 50% of the aggregate par value of the outstanding capital stock of ChipMOS Taiwan and ThaiLin, and up to 50% thereof can be distributed as stock dividends.

Stock Options

The Share Option plan provides that the directors, officers, employees and consultants of ChipMOS Bermuda and its affiliates may be granted options to purchase common shares of ChipMOS Bermuda at specified exercise prices.

The following table summarizes information about stock options outstanding at December 31, 2007.

Year of grant	Exercise Price	Number outstanding	Market Price at grant	Market Price at Year End	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after
	US$		US$	US$
2002	4.0375	572,063	4.75	4.26	— April 2003	55,150 April 2004	274,859 April 2005	242,054 April 2006
2003	0.7650 ~1.7425	1,186,426	1.09 ~3.70	4.26	— December 2003	278,575 October~ December 2004	299,488 October~ December 2005	438,463 October~ December 2006	169,900 October~ November 2007
2004	3.60 ~6.63	1,739,050	3.60 ~7.80	4.26	320,700 April~ August 2005	401,800 April~ August 2006	501,875 April~ August 2007	514,675 April~ August 2008
2006	4.8110 ~5.7205	2,024,104	5.66 ~6.73	4.26	63,000 August~ 2006	492,247 August~ December 2007	489,619 August~ December 2008	489,619 August~ December 2009	489,619 August~ December 2010
2007	3.6380 ~6.4770	1,827,250	4.28 ~7.63	4.26	441,100 January~ December 2008	441,097 January~ December 2009	441,028 January~ December 2010	504,025 January~ December 2011

		7,348,893

The Company has applied APB Opinion No. 25 “Accounting for Stock Issued to Employees”, and related interpretations, for stock options issued to employees in accounting for its stock option plans. Therefore, NT$173,490 thousand (US$5,350 thousand) of compensation expense has been recognized with NT$37,336 thousand (US$1,151 thousand) (2006: NT$18,623 thousand) being accounted for through the statement of operations. The Company issued 1,884,400 (2006: 2,170,510) stock options in 2007 to its employees. In 2007, 228,631 (2006: 319,200) stock options were forfeited and 865,612 (2006: 1,322,143) stock options were exercised, leaving 7,348,893 (2006: 6,558,736) stock options outstanding at December 31, 2007.

Share Appreciation Rights

The share appreciation rights plan provides that the directors, officers and employees of ChipMOS Bermuda and its affiliates may be granted cash-settled share appreciation rights.

The following table summarizes information about share appreciation rights outstanding at December 31, 2007.

16.	SHAREHOLDERS’ EQUITY (continued)

Year of grant	Exercise Price	Number outstanding	Market Price at grant	Market Price at Year End	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after
2006	4.8110 ~5.7205	1,090,135	5.66 ~6.73	4.26	275,203 August~ December 2007	271,644 August~ December 2008	271,644 August~ December 2009	271,644 August~ December 2010
2007	3.6380 ~6.4770	540,000	4.28 ~7.62	4.26	135,000 January~ December 2008	135,000 January~ December 2009	135,000 January~ December 2010	135,000 January~ December 2011

		1,630,135

During the year, 582,000 (2006: 1,229,110) rights were granted, 152,475 (2006: 27,000) rights were forfeited and 1,500 rights were exercised. As of December 31, 2007, there were 1,630,135 (2006: 1,202,110) share appreciation rights outstanding.

The Company recognized compensation expense of NT$28,534 thousand (US$880 thousand) (2006: NT$24,684 thousand) in respect of share appreciation rights at fair value.

17.	INCOME TAX EXPENSE

a.	A reconciliation of income tax expense – current before tax credits and income tax expense on income before income tax at statutory rates is shown below:

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Tax on pretax income at 0%	—	—	—	—
Tax on pretax income at applicable statutory rates	752,862	1,354,892	1,459,397	45,001
Tax effect:
Losses carried forward	(476,206)	(246,352)	(4,125)	(127)
Tax exempt income	(136,122)	(165,760)	(35,068)	(1,081)
Permanent differences	42,486	(106,793)	(58,424)	(1,802)
Temporary differences	44,167	(108,075)	(126,130)	(3,889)

Income tax expense – current before tax credits	227,187	727,912	1,235,650	38,102

The ROC statutory tax rates for 2005, 2006 and 2007 were 25%.

The PRC statutory rates for 2005, 2006 and 2007 were 33%.

17.	INCOME TAX EXPENSE (BENEFIT) (continued)

b.	Income tax expense consists of:

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Income tax expense – current before tax credits	227,187	727,912	1,235,650	38,102
Additional 10% on the unappropriated earnings	163,838	111,066	171,597	5,291
Income tax credits	(218,672)	(506,285)	(723,594)	(22,312)
Separate and foreign income tax	746	—	44	1

Income tax for the current year	173,099	332,693	683,697	21,082
Net change in deferred income tax assets (liabilities) for the year
Tax credits	76,611	(206,923)	172,174	5,309
Temporary differences	(237,161)	94,547	126,130	3,889
Losses recognized	(13,174)	6,764	4,125	127
Valuation allowances Losses carried forward	(405,487 517,738)	280,359 133,732	(250,859 —)	(7,735 —)
Adjustment of prior years’ taxes	323	(4,673)	32,968	1,017

Income tax expense	111,949	636,499	768,235	23,689

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

c.	Deferred income tax assets and liabilities are summarized as follows:

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Net current deferred income tax assets:
Unrealized foreign exchange losses	3,679	2,321	72
Tax credits	491	—	—
Loss of market price decline and obsolete and slow-moving inventories	19,026	13,734	423
Unrealized loss on sale allowances	21,912	53,279	1,643
Others	89,229	15,746	486

	134,337	85,080	2,624
Net non-current deferred income tax liabilities:
Losses carried forward	62,396	134,754	4,155
Tax credits	1,117,985	946,302	29,180
Depreciation differences	(627,613)	(736,418)	(22,708)
Unrealized impairment loss on idle fixed asset	12,586	106	3
Others	273,676	308,993	9,528

	839,030	653,737	20,158
Less: Valuation allowances	(1,079,494)	(834,137)	(25,721)

	(240,464)	(180,400)	(5,563)

The deferred income tax components are measured at respective applicable statutory rates as of December 31, 2006 and 2007.

17.	INCOME TAX EXPENSE (BENEFIT) (continued)

d.	The balance and year of expiry of unused investment tax credits and losses carried forward as of December 31, 2007 are as follows:

Year of expiry	R & D expenditures	Machinery and equipment	Losses carried forward
	NT$	NT$	NT$
	(in thousands)
2008	—	314,371	—
2009	42,732	392,281	—
2010	—	56,239	14,615
2011	—	89,638	51,705
2012 and after	—	51,041	68,434

	42,732	903,570	134,754

The deferred tax assets relate to investment tax credits on research and development expenditure and purchases of machinery and equipment which will expire from 2008 to 2012. Under ROC tax regulations, tax credits can be utilized to reduce current income tax obligations only to the extent of 50% of such income tax obligations except in the year when such tax credits will expire, in which case, the entire amount of expiring tax credits may be utilized to reduce the current income tax obligation. The foregoing limitation on the utilization of tax credits, the expiry dates of the tax credits, the level of tax credits expected to be generated from future operations and the level of non-taxable income attributable to the four-year income tax holiday on capacity expansion led management to conclude that it is unlikely that these investment tax credits will be fully realized. Losses carried forward can be used to deduct current income tax obligations up to the extent of taxable income and will expire after five years if not fully utilized by the Company. Accordingly, a valuation allowance on deferred tax assets is recognized as of December 31, 2006 and 2007.

e.	According to ROC tax law, ChipMOS Taiwan’s, ThaiLin’s, ChipMOS Logic’s and CHANTEK’s unappropriated earnings generated in 1998 and thereafter are subject to a tax of 10% in the year when the shareholders resolve that such earnings shall be retained. The retained earnings as of December 31, 2006 and 2007 consist of:

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Before 1998	—	—	—
1998 and thereafter	6,930,120	8,246,742	254,294

	6,930,120	8,246,742	254,294

The income tax returns of ChipMOS Taiwan and ThaiLin through 2004 and 2005, respectively, have been assessed by the tax authorities (Note 21h).

18.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	MVI: A major shareholder.

b.	DenMOS Technology Inc. (DenMOS): An investee of MVI.

c.	ProMOS: An investee of MVI.

d.	SPIL: A major shareholder.

e.	Mou-Fu: An investee of MVI.

The significant transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
During the year
Revenue
ProMOS	4,332,058	5,529,273	6,883,749	212,265
MVI	6	—	—	—
DenMOS	271,393	125,040	32,158	991
SPIL	—	83	—	—

	4,603,457	5,654,396	6,915,907	213,256

Rental revenue
MVI	4,800	2,160	—	—
DenMOS	30	—	—	—
ProMOS	9,371	9,371	15,600	481

	14,201	11,531	15,600	481

Purchases of materials
MVI	11,964	—	—	—
SPIL	75	—	53	2

	12,039	—	53	2

Operating expenses:
Management expenses
Mou-Fu	3,900	1,950	—	—

Rental expenses
MVI	593	—	—	—
ProMOS	1,245	—	—	—

	1,838	—	—	—

Other expenses
MVI	148	144	148	5
DenMOS	—	—	13	—

	148	144	161	5

Other revenue
SPIL	—	62	—	—
ProMOS	522	73	1,969	61

	522	135	1,969	61

Fee for shareholders’ services
Mou-Fu	2,667	2,520	—	—

18.	RELATED PARTY TRANSACTIONS (continued)

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
At the end of year
Financial assets at fair value through profit and loss
Stock
ProMOS	110,778	67,871	2,093

Accounts receivable
ProMOS	1,851,469	1,602,100	49,402
DenMOS	10,498	2,876	88
Less: Allowances for doubtful receivables	(22,837)	(106,143)	(3,273)

	1,839,130	1,498,833	46,217

Other receivables
ProMOS	13,118	11,922	368
MVI	613	—	—
SPIL	65	—	—
DenMOS	162	—	—

	13,958	11,922	368

Long-term accounts receivable
ProMOS	—	449,827	13,871

Other payables
MVI	25	13	—

In the period from July to December 2003, MVI transferred its DRAM business to ProMOS. As a result, 28%, 27% and 29% of the Company’s 2005, 2006 and 2007 sales were made to ProMOS. The price was agreed upon quarterly, based on the then fair market price. The collection term for ProMOS is 75 days after month end, while other related parties have normal collection terms of 60 days after month end. The selling price is the same as for other customers.

In 2006, ThaiLin acquired motor vehicles from its president Lafair Cho at NT$1,400 thousand.

The payment terms for purchases from related parties are the same as those from other suppliers.

In 2007, ChipMOS Taiwan sold tooling to ProMOS at NT$6,528 thousand.

The long-term accounts receivable from ProMOS bears interest at 4.69% per annum and is repayable on February 15, 2009.

The Company consults its ROC counsel on certain related party transactions and obtains legal opinions, as appropriate, to ensure that such transactions do not violate relevant ROC laws and regulations.

19.	RESTRICTED CASH AND CASH EQUIVALENTS

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Current:
Time deposits (maturing from January 2008 to January 2010)	51,650	53,519	1,650
Deposit for letters of credit	13,410	33,456	1,032

	65,060	86,975	2,682
Non-current:
Time deposits (matured in March 2008)	29,633	29,983	925

	94,693	116,958	3,607

Time deposits are pledged as collateral for the Company’s customs duties payable, letters of credit and research and development subsidy loans.

20.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Disposal of a subsidiary

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Net assets disposed:
Cash and bank balances	46,674	—	—	—
Accounts receivable	7,115	—	—	—
Inventories	38	—	—	—
Prepayment and other assets	3,064	—	—	—
Property, plant and equipment Intangible assets	50,505 2,099	— —	— —	— —
Capital lease payable	(12,400)	—	—	—
Accounts payable	(794)	—	—	—
Accrued and other liabilities	(514)	—	—	—
Minority interest	(29,429)	—	—	—

	66,358	—	—	—
Loss on disposal of a subsidiary	(2,603)	—	—	—

	63,755	—	—	—

Cash consideration	63,755	—	—	—

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

Cash consideration	63,755	—	—	—
Less: cash and bank balances disposed	(46,674)	—	—	—

	17,081	—	—	—

21.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

a.	As of December 31, 2007, ChipMOS Taiwan leased parcels of land from the Hsinchu and Tainan Science Park under several agreements expiring on various dates from 2008 to 2026, with renewal options.

The future minimum lease payments under the above-mentioned leases as of December 31, 2007 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2008	23,436	723
2009	23,436	723
2010	23,436	723
2011	23,436	723
2012	23,436	723
Thereafter	136,185	4,199

Total minimum lease payments	253,365	7,814

b.	As of December 31, 2007, ChipMOS USA leased its office under an agreement expiring in 2010.

The future minimum lease payments under the above-mentioned lease as of December 31, 2007 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2008	3,535	109
2009	3,632	112
2010	3,113	96

Total minimum lease payments	10,280	317

c.	As of December 31, 2007, ChipMOS Shanghai leased land under an agreement expiring in August 2052.

The future minimum lease payments under the above-mentioned lease as of December 31, 2007 are as follows:

Year	Amount
	NT$	US$
2008	(in thousands)
2009	1,261	39
2010	1,261	39
2011	1,261	39
2012	1,261	39
Thereafter	1,261	39
Total minimum lease payments	50,024	1,542

	56,329	1,737

21.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES (continued)

d.	As of December 31, 2007, ChipMOS Taiwan leased machinery under an agreement expiring in 2010.

The future minimum lease payments under the above-mentioned leases as of December 31, 2007 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2008	1,398,101	43,111
2009	1,387,008	42,769
2010	582,665	17,967

Total minimum lease payments	3,367,774	103,847

e.	On April 20, 1999, ChipMOS Taiwan entered into a semiconductor packaging technology license agreement with Tessera Technologies, Inc. (Tessera). Under this agreement, ChipMOS Taiwan agreed to pay a license fee of US$500 thousand and a royalty fee at a certain percentage of the net sales of certain products. ChipMOS Taiwan paid the total license fee of approximately US$500 thousand (NT$15,888 thousand) in 1999 and amortized the amount over 5 years using the straight-line method. ChipMOS Taiwan also paid approximately US$500 thousand (NT$16,708 thousand) in 2004 as the cumulative production and sales quantity of products bearing Tessera Compliant Chip packages did not meet the commitment schedule as set forth in the agreement. In February 2006, ChipMOS Taiwan and ChipMOS USA received notice of a patent infringement lawsuit brought by Tessera, alleging infringement of several Tessera patents and breach of an existing license agreement with ChipMOS Taiwan. According to Company’s counsel, previously scheduled fact discovery has been stayed in accordance with a Northern District of California Court order issued on May 24, 2007. The Company continues preparation for trial once the stay is lifted. The Company’s counsel has not formed an opinion as to the outcome of the case.

f.	The Company has unused letters of credit aggregating approximately US$14,927 thousand, Euro 101 thousand, JPY792,035 thousand and GBP25 thousand, as of December 31, 2007.

g.	As of December 31, 2007, ThaiLin factored accounts receivables from Powerchip for a credit line of NT$180,000 thousand (US$5,550 thousand) from a bank and provided a promissory note in the same amount as guarantee. As of December 31, 2007, the credit line has not been utilized.

h.	In 2007, tax authorities assessed and adjusted by way of increase the income taxes of ChipMOS Taiwan for 2004 by NT$14,675 thousand. The Company filed an appeal against the assessment.

i.	As of December 31, 2007, Modern Mind had a capital commitment in relation to capital contribution to ChipMOS Shanghai of US$127,500 thousand (NT$4,134,825 thousand), which was originally due on June 6, 2005. On March 21, 2005, Modern Mind obtained approval from the Shanghai Foreign Investment Committee to extend the capital contribution due date to December 6, 2007. On November 7, 2007, Modern Mind obtained approval from the Shanghai Foreign Investment Committee to extend the capital contribution due date to December 7, 2008.

j.	As of December 31, 2007, ChipMOS Taiwan had capital commitments in relation to construction of factories, dormitories and purchase of plant and machinery in the amount of NT$640,603 thousand (US$19,753 thousand).

k.	As of December 31, 2007, ChipMOS Shanghai had capital commitments in relation to construction of factories, dormitories and purchase of plant and machinery in the amount of NT$193,613 thousand (US$5,970 thousand).

21.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES (continued)

l.	On October 16, 2006, Freescale Semiconductor, Inc. (“Freescale”) unilaterally terminated an “Immunity Agreement” (the “Agreement”), ChipMOS Taiwan and Freescale, formerly part of Motorola, Inc. (“Motorola”), entered into in 1999 for ChipMOS Taiwan’s alleged breach of the Agreement. Under the Agreement, ChipMOS Taiwan promised to pay royalties and licensee fees to Motorola for using certain patents owned by Motorola. Freescale replaced Motorola as a party to the Agreement, after Freescale was spun off from Motorola. Freescale has alleged that ChipMOS Taiwan breached the Agreement by failing to pay royalties on certain packages assembled by ChipMOS Taiwan. Freescale claims that such packages are covered by one or more Freescale patents identified in the Agreement while ChipMOS Taiwan contends that such packages are not covered by any patents in the Agreement, or, if covered, those patents are invalid. As such, ChipMOS Taiwan argues Freescale’s unilateral termination of the Agreement has no legal effect. ChipMOS Taiwan has continued to make royalty payments for products it believes are covered by the Agreement. Any payments returned by Freescale have been deposited in a separate escrow account. If Freescale initiates a lawsuit, ChipMOS Taiwan expect to vigorously defend itself. The Company’s counsel has not formed any opinion as to the outcome of the case.

22.	DERIVATIVE FINANCIAL INSTRUMENTS

ChipMOS Taiwan has entered into forward exchange contracts and foreign currency options for the years ended December 31, 2005, 2006 and 2007 to hedge its exchange rate risk on foreign-currency assets or liabilities and anticipated transactions. Information on the derivative transactions is as follows:

a.	Forward exchange contracts

As of December 31, 2006 and 2007, there were no outstanding forward contracts.

Net exchange gains on forward exchange contracts were NT$1,528 thousand, NT$2,257 thousand and NT$123 thousand for the years ended December 31, 2005, 2006 and 2007, respectively.

b.	European option

ChipMOS Taiwan expects to receive U.S. dollars from its export sales and to pay Japanese yen for its importation of materials, machinery and equipment. It has entered into European-style foreign currency option contracts with banks to hedge exchange rate risks. As of December 31, 2007, ChipMOS Taiwan had no outstanding foreign currency option contracts. For the years ended December 31, 2005 and 2006, ChipMOS Taiwan realized premium income of NT$36 thousand and nil, respectively. For the year ended December 31, 2007, the realized loss on valuation of financial assets of NT$953 thousand was recognized to reduce the gain on disposal of investments.

c.	Interest rate risks

ChipMOS Taiwan has entered into interest rate swap agreements to manage interest rate risk by exchanging a fixed quanto stepping interest rate for a floating rate. The difference in interest rates is calculated quarterly and is credited or charged to income in the current period. The loss of interest rate swaps recognized was NT$11,190 thousand, nil and nil as non-operating expense in 2005, 2006 and 2007, respectively.

22.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

d.	Transaction risks

1)	Credit risk. The banks with which the Company has entered into the above contracts are reputable and, therefore, the Company is not expected to be exposed to significant credit risks.

2)	Market risk and hedge strategy. The Company is exposed to market risks arising from changes in currency exchange rates due to U.S. dollar denominated accounts receivable, Yen denominated accounts payable and U.S. dollar denominated debt. In order to manage these exposures, the Company sometimes enters into forward contracts and option contracts.

3)	Liquidity and cash requirements. The cash flow requirements with respect to the Company’s forward contracts are limited to the periodic premium payments and the net differences of the contracted settlement rates. On the other hand, call/put options may not have to be exercised at all in cases where the strike price is higher/lower than the related market price at exercise dates.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31,
	2006		2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	NT$	NT$	NT$	NT$	US$
	(in thousands)
Assets
Cash and cash equivalents	5,895,904	5,895,904	5,133,580	5,133,580	158,297
Restricted cash and cash equivalents	65,060	65,060	86,975	86,975	2,682
Financial assets at fair value through profit and loss	1,929,123	1,929,123	555,608	555,608	17,133
Notes receivable	31,103	31,103	28,032	28,032	864
Accounts receivable:
Related parties	1,839,130	1,839,130	1,498,833	1,498,833	46,217
Third parties	3,190,520	3,190,520	3,795,838	3,795,838	117,047
Other receivables:
Related parties	13,958	13,958	11,922	11,922	368
Third parties	31,812	31,812	31,176	31,176	961
Long-term investments	366,742	366,742	358,017	358,017	11,039
Restricted cash and cash equivalents	29,633	29,633	29,983	29,983	925
Refundable deposits	30,604	30,604	36,513	36,513	1,126
Long-term accounts receivable-related parties	—	—	449,827	429,675	13,249

Liabilities
Bank loans	1,055,310	1,055,310	1,249,196	1,249,196	38,520
Accounts payable:
Third parties	803,026	803,026	976,147	976,147	30,100
Other payables:
Related parties	25	25	13	13	—
Third parties	549,597	549,597	604,145	604,145	18,629
Payables to contractors and equipment suppliers	993,191	993,191	454,075	454,075	14,002
Convertible notes (including current portion)	5,133,837	4,894,399	5,090,490	5,001,763	154,233
Long-term loans (including current portion)	13,024,064	13,024,064	12,934,373	12,934,373	398,840
Guarantee deposits	5,834	5,834	7,458	7,458	230

22.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Fair values of financial instruments were determined as follows:

1)	Short-term financial instruments – market values.

2)	Financial assets at fair value through profit and loss – market values.

3)	Long-term investments – market value for listed companies and net equity value for the others.

4)	Refundable deposits and guarantee deposits – future values.

5)	Long-term accounts receivable-related parties – discounted at applicable interest rate.

6)	Long-term liabilities – based on forecasted cash flows discounted at current interest rates of similar long-term liabilities. The fair value of convertible notes in 2006 and 2007 is determined by an option pricing model. Other long-term liabilities are their carrying values as they use floating interest rates.

The fair value of non-financial instruments was not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not equal the fair value of the Company.

23.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company engages mainly in the research and development, manufacturing, assembly and testing of semiconductors. In accordance with Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No.131”), the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews these segment results by Testing, Assembly, Testing and Assembly for LCD and other Flat-Panel Display Driver Semiconductors when making decisions about allocating resources and assessing the performance of the Company. Financial segment information required by SFAS No. 131 is as follows:

a.	Semiconductor testing, assembly and LCD and other flat-panel display driver semiconductors services.

	2005
	Testing	Assembly	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Revenue from customers	6,459,876	5,655,924	3,098,181	15,213,981	—	15,213,981
Cost of revenues	4,422,189	4,611,166	2,229,276	11,262,631	—	11,262,631

Segment gross profit	2,037,687	1,044,758	868,905	3,951,350	—	3,951,350

Depreciation and amortization	2,674,907	721,366	928,256	4,324,529	14,601	4,339,130

Segment assets	10,752,571	3,820,493	5,839,945	20,413,009	11,286,897	31,699,906

Expenditure for Segment assets	3,749,482	1,538,969	2,384,250	7,672,701	4,532	7,677,233

23.	SEGMENT AND GEOGRAPHIC INFORMATION (continued)

	2006
	Testing	Assembly	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Revenue from customers	9,340,098	6,589,568	4,445,521	20,375,187	—	20,375,187
Cost of revenues	5,561,129	5,141,192	3,551,024	14,253,345	—	14,253,345

Segment gross profit	3,778,969	1,448,376	894,497	6,121,842	—	6,121,842

Depreciation and amortization	3,199,756	941,499	1,402,828	5,544,083	14,758	5,558,841

Segment assets	16,032,994	6,232,564	8,223,913	30,489,471	15,522,394	46,011,865

Expenditure for Segment assets	8,654,928	3,171,805	3,888,814	15,715,547	2,213	15,717,760

	2007
	Testing	Assembly	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Revenue from customers	11,502,373	8,099,620	3,995,605	23,597,598	—	23,597,598	727,647
Cost of revenues	7,127,346	6,627,463	3,689,255	17,444,064	—	17,444,064	537,899

Segment gross profit	4,375,027	1,472,157	306,350	6,153,534	—	6,153,534	189,748

Depreciation and amortization	3,939,196	1,163,274	1,702,966	6,805,436	29,351	6,834,787	210,755

Segment assets	15,239,767	7,506,816	7,269,080	30,015,663	15,300,422	45,316,085	1,397,351

Expenditure for Segment assets	3,057,523	2,066,121	968,946	6,092,590	1,181	6,093,771	187,905

The corporate and other assets consist of the total current assets, long-term investments, property and equipment located in the U.S. and Japan, intangible assets and other assets.

b.	Net revenue:

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Area
ROC	11,953,905	15,870,717	16,965,381	523,139
U.S.	1,702,629	3,061,059	5,058,246	155,974
Korea	535,134	660,738	599,448	18,484
Japan	482,587	541,961	223,095	6,879
Others	539,726	240,712	751,428	23,171

	15,213,981	20,375,187	23,597,598	727,647

23.	SEGMENT AND GEOGRAPHIC INFORMATION (continued)

c.	Net sales to customers representing at least 10% of net total sales:

	Year Ended December 31,
	2005		2006		2007
	Amount	%	Amount	%	Amount	%	Amount
	NT$		NT$		NT$		US$
	(in thousands)
Customer
ProMOS	4,332,058	28	5,529,273	27	6,883,749	29	212,265
Spansion	500,244	3	1,808,486	9	3,698,010	16	114,031
Powerchip	2,233,504	15	2,834,956	14	2,378,538	10	73,344
Himax Technologies Inc.	1,325,766	9	2,245,355	11	1,708,242	7	52,675

24.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”), which differ in the following respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”):

a.	Bonuses to employees, directors and supervisors

According to ROC regulations and the Articles of Incorporation of ChipMOS Taiwan, a portion of distributable earnings should be appropriated as bonuses to employees and remuneration to directors and supervisors of ChipMOS Taiwan. The remuneration to directors and supervisors is paid in cash, while bonuses to employees may be granted in cash or stock or both. ChipMOS Bermuda’s portion of these appropriations is charged to earnings of ChipMOS Bermuda under ROC GAAP based on the amount to be paid as provided by ChipMOS Taiwan’s Articles of Incorporation and is presented as a separate line item below minority interest in the accompanying consolidated statements of operations. During 2007, ChipMOS Taiwan and ThaiLin paid NT$391,067 thousand (2006: NT$241,734 thousand, 2005: NT$165,744 thousand) and NT$82,301 thousand (2006: NT$73,552 thousand, 2005: NT$56,622 thousand), respectively, in bonuses to directors, supervisors and employees.

b.	Financial assets

Prior to January 1, 2006, under ROC GAAP, marketable equity securities were carried at the lower of aggregate cost or market value, and debt securities at cost, with only unrealized losses recognized when losses are irrecoverable. Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold-to-maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity; however, unrealized losses relating to declines in fair value deemed to be other than temporary are recorded in earnings. The 2005 adjustments in the reconciliations below relate to the Company’s equity securities that are classified as trading and available-for-sale securities under U.S. GAAP. There is no difference between ROC GAAP and U.S. GAAP effective January 1, 2006.

24.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

c.	Long-term investments

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

Under the equity method, the Company’s proportionate share of the income (loss) of the investee is generally recognized in the year the income (loss) is earned. However, under ROC GAAP, if audited financial statements of an investee were not available for the Company to apply the equity method due to time constraints and such equity interests were below a certain materiality threshold, the Company was permitted to delay the recognition of income (loss) until the following year. Under U.S. GAAP, there are no provisions that allow the investor company to delay recognition of its equity in the investee’s income or loss. The 2006 U.S. GAAP adjustments represent the proportionate share of loss of long-term investment in 2006. In 2005 and 2007, there was no such difference.

d.	Technologies transferred in payment of capital stock

Pursuant to a Joint Venture Agreement entered into between MVI and SPIL on July 28, 1997, MVI and SPIL contributed, as payment for their subscription in the shares of stock of ChipMOS Taiwan, technologies relating to the testing and assembly of semiconductors at an agreed value of NT$750,000 thousand. Under ROC GAAP, such technology transfers in payment of capital stock are recorded as an intangible asset, and amortized by systematic charges to income over the periods estimated to be benefited. As permitted under ROC GAAP, the Company uses a five-year amortization period. Under U.S. GAAP, the technology contribution cannot be recognized due to the unavailability of a fair value for the technologies. Therefore, the carrying value of the technologies has been adjusted to zero under U.S. GAAP.

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

24.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

h.	Inventory

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

Under U.S. GAAP, impairment losses for assets to be held and used are recorded in current period earnings and create a new cost basis for related assets going forward, and cannot be reversed subsequently. Under U.S. GAAP, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed by comparing undiscounted net cash flows of the assets to the net book value of the assets. If the recoverability test indicates that impairment has occurred, the impairment loss is the amount of the asset’s net book value in excess of the related fair value. Prior to January 1, 2005, there is no requirement to provide for impairment of long-lived assets under ROC GAAP. Therefore, the Company applied U.S. GAAP to evaluate the long-lived assets for impairment purposes in 2004. In 2005, the adjustment for impairment of long-term investment represented the additional impairment to be recognized after the reversal of amortization of goodwill in respect of the long-term investment. In 2006, the adjustment represented the reversal of impairment loss recognized under ROC GAAP that was already recognized under U.S. GAAP in 2005. There is no difference in 2007.

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

24.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

m.	Interest capitalization

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

There is no difference between ROC GAAP and U.S. GAAP since January 1, 2006.

o.	Allowance for loss and scrap loss on inventories

ROC GAAP does not specify the classification of allowance for loss on inventories; therefore, the recovery of allowance for loss on inventories of NT$74,581 thousand (US$2,300 thousand) for 2005 has been classified under non-operating income. Under U.S. GAAP, the allowance for loss on inventories should be classified in the income statement as a component of cost of revenue.

ROC GAAP does not specify the classification of scrap loss on inventories; therefore, in 2005, NT$75,602 thousand (US$2,331 thousand) has been classified under non-operating expense. Under U.S. GAAP, the scrap of inventories should be classified in the income statement as a component of cost of revenue.

24.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

p.	Convertible notes

Under ROC GAAP, there is no requirement to account for the fair value of a conversion feature embedded in CN due 2009 as it was issued before January 1, 2006. Under U.S. GAAP, the Company accounts for the fair value of the conversion feature of its convertible notes in accordance with SFAS No. 133 “Accounting For Derivative Instruments And Hedging Activities” (“SFAS No.133”) and related pronouncements, which require the Company to bifurcate and separately account for the conversion feature as embedded derivatives contained in the Company’s convertible notes. The Company carried these embedded derivatives on its balance sheet at fair value and changes in fair values of these embedded derivatives are reflected in the consolidated statement of operations. Commencing January 1, 2006, ROC GAAP requires the Company to bifurcate and separately account for put and call option features contained in the Company’s convertible notes issued after 2005. The Company issued convertible notes (CN due 2011) on September 29, 2006. The Company carried the put and call options of the CN due 2011 on the balance sheet at fair value with changes in fair values reflected in the consolidated statement of operations. The other conversion features are recorded in equity (see Note 25 i)

Commencing from January 1, 2006, under ROC GAAP, the issue costs of convertible notes are recorded as a reduction of the convertible notes. Under U.S. GAAP the issue costs are capitalized as deferred assets and amortized over the period of the convertible notes.

q.	Share-based payments

Under ROC GAAP, the Company follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company’s stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. Under U.S. GAAP, commencing from January 1, 2006, the Company applies SFAS No. 123(R) “Share-Based Payment” (“SFAS No.123(R)”), Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF No. 96-18”), with respect to options and warrants issued to non-employees. SFAS No. 123(R) requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date as defined in EITF No. 96-18. The total stock-based compensation expense resulting from stock options was included in general and administrative expenses in the consolidated statements of operations.

r.	Defined Benefit Pension Plans

Under U.S. GAAP, commencing from January 1, 2006, the Company applies SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”). SFAS No. 158 requires an employer that sponsors one or more defined benefit pension plans or other postretirement plans to 1) recognize the funded status of a plan, measured as the difference between plan assets at fair value and the benefit obligation, in the balance sheet; 2) recognize in shareholders’ equity as a component of accumulated other comprehensive loss, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not yet recognized as components of net periodic benefit cost; 3) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet; and 4) disclose in the notes to the financial statements additional information about the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. Under ROC GAAP, there is no such requirement for recognition.

24.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

The following reconciles net income and shareholders’ equity under ROC GAAP as reported in the accompanying consolidated financial statements to net income and shareholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Net income
Net income based on ROC GAAP	928,203	2,121,342	2,219,202	68,431
Adjustments:
Amortization of deferred charge	—	(4,935)	(19,722)	(608)
Amortization of start-up costs	2,305	2,237	2,198	68
Pension expenses	—	—	(10,773)	(332)
Depreciation of property, plant and equipment and employee dormitory building	(14,957)	(22,200)	(48,681)	(1,501)
Transfer of building and facilities from MVI	1,075	741	289	9
Marketable securities – trading	(9,604)	2,613	—	—
Interest capitalization	(33,858)	(19,793)	(17,592)	(543)
Accrual for bonuses to employees, directors and supervisors	(269,003)	(314,485)	(143,952)	(4,439)
Reversal of goodwill amortization	62,362	—	—	—
(Impairment loss) reversal of impairment loss on long-term investment	(79,363)	33,130	—	—
Stock bonus	(61,632)	—	—	—
Effect of U.S. GAAP adjustments on income taxes	13,598	10,512	11,547	356
Adjustment for uncertain tax positions	—	—	(35,260)	(1,087)
Stock-based compensation	—	(90,870)	(173,501)	(5,350)
Amortization of discount on convertible notes	(72,480)	(237,497)	(114,132)	(3,519)
Gain (loss) on embedded derivative liabilities	149,732	(394,646)	1,180,834	36,411
Loss on redemption of convertible notes	—	(10,549)	(21,523)	(664)
Minority interests	186,643	193,635	72,736	2,243
Equity accounting for long-term investment	2,362	(16,129)	—	—

Net increase (decrease) in net income	(122,820)	(868,236)	682,468	21,044

Net income based on U.S. GAAP	805,383	1,253,106	2,901,670	89,475

Earnings per share – basic	11.92	18.22	36.13	1.11

Earnings per share – diluted	11.21	17.52	21.07	0.65

Number of weighted average shares outstanding – basic	67,546	68,781	80,305	80,305

Number of weighted average shares outstanding – diluted	82,572	71,504	108,207	108,207

The following table reconciles the denominator to calculate basic and diluted earnings per share:

	December 31,
	2005	2006	2007
	(in thousands)
Basic number of shares	67,546	68,781	80,305
Add: Stock options	1,602	2,723	2,174
Convertible notes	13,424	—	25,728

Diluted number of shares	82,572	71,504	108,207

24.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

The following table reconciles the numerator to calculate basic and diluted earnings per share:

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Net income based on U.S. GAAP	805,383	1,253,106	2,901,670	89,475
Add: Amortization of discount on convertible notes	72,480	—	357,472	11,023
Interest expense (net of tax)	48,062	—	151,897	4,684
Loss (gain) on embedded derivative	—	—	(1,191,838)	(36,751)
Loss on redemption of convertible notes	—	—	21,523	664
Amortization of deferred charge on convertible notes	—	—	38,799	1,196

Income available to common stockholders adjusted for the effects of assumed exercise of options and conversion of notes	925,925	1,253,106	2,279,523	70,291

Shareholders’ equity

Shareholders’ equity based on ROC GAAP	19,091,961	22,884,867	22,248,128	686,036

Adjustments:
Technology transfer in payment of capital stock
Original cost	(750,000)	(750,000)	(750,000)	(23,127)
Accumulated amortization of technology transfer in payment of capital stocks	750,000	750,000	750,000	23,127
Start-up costs
Original cost	(61,107)	(60,151)	(51,408)	(1,585)
Accumulated amortization of start- up costs	53,400	54,668	48,107	1,483
Net effect on inventories	(53)	(40)	(25)	(1)
Depreciation of property, plant and equipment and employee dormitory building	(100,388)	(122,589)	(171,269)	(5,281)
Transfer of building and facilities from MVI
Original cost	(173,174)	(173,174)	(173,174)	(5,340)
Depreciation and gain on disposal of building and facilities from MVI	169,155	169,883	170,163	5,247
Net effect on inventories	(26)	(13)	(4)	—
Unrealized holding gain on available-for- sale securities	5,648	—	—	—
Accrual for bonuses to employees, directors and supervisors	(269,003)	(459,539)	(434,261)	(13,391)
Pension expenses	(1,898)	(65,293)	(226,896)	(6,996)
Marketable securities – trading	(2,613)	—	—	—
Reversal of goodwill amortization	62,362	—	—	—
Impairment loss on long-term investment	(79,363)	—	—	—
Interest capitalization	118,757	118,757	118,757	3,662
Amortization of interest capitalization	(76,793)	(96,586)	(114,178)	(3,521)
Effect of U.S. GAAP adjustments on income taxes	11,301	21,813	33,360	1,028
Adjustment for uncertain tax positions	—	—	(35,260)	(1,087)
Equity component of convertible notes	—	(271,509)	(268,852)	(8,290)
Loss on redemption of convertible notes	—	(10,549)	(32,072)	(989)
Amortization of deferred charge	—	(4,935)	(24,657)	(760)
Amortization of discount on convertible notes	(72,480)	(309,977)	(423,498)	(13,059)
Gain on embedded derivative liabilities	149,732	(244,914)	935,920	28,859
Minority interests	—	—	52,007	1,604

Net decrease in shareholders’ equity	(266,543)	(1,454,148)	(597,240)	(18,417)

Shareholders’ equity based on U.S. GAAP	18,825,418	21,430,719	21,650,888	667,619

24.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Changes in shareholders’ equity based on U.S. GAAP
Balance, beginning of the year	17,225,557	18,825,418	21,430,719	660,830
Issuance of shares	—	—	2,603,379	80,277
Issuance of option warrants	—	(1,088)	24,080	742
Effect of merger	(39,768)	—	—	—
Exercise of option warrants	40,418	131,268	89,850	2,770
Forfeiture of option warrants	21,477	—	—	—
Adjustment arising from change in ownership percentage in subsidiaries	(26,046)	86,316	—	—
Reversal of unrealized loss (gain) on available-for-sale securities	5,648	(5,648)	—	—
Stock-based compensation	—	90,870	173,501	5,350
Cumulative translation adjustments	186,313	78,345	209,390	6,457
Net income for the year	805,383	1,253,106	2,901,670	89,475
Adjustment of equity method for long-term investment	(54,178)	1,178	(268,625)	(8,283)
Unrecognized pension expenses	—	(44,643)	(161,134)	(4,969)
Adjustment for stock bonus	12,827	—	—	—
Conversion of convertible notes	—	225,840	—	—
Minority interests	647,787	789,757	(5,351,942)	(165,030)

Balance, end of the year	18,825,418	21,430,719	21,650,888	667,619

A reconciliation of the significant balance sheet accounts to the approximate amounts determined under U.S. GAAP is as follows:

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Current assets
As reported	14,232,559	12,605,149	388,688
U.S. GAAP adjustments
Effect of inventory adjustments:
Start-up costs	(40)	(25)	(1)
Depreciation of fixed assets	371	666	21
Transfer of building and facilities from MVI	(13)	(4)	—
Adjustment for uncertain tax positions	—	(2,387)	(74)

As adjusted	14,232,877	12,603,399	388,634

Property, plant and equipment – net
As reported	30,494,323	30,020,432	925,699
U.S. GAAP adjustments
Start-up costs	(5,483)	(3,301)	(102)
Depreciation of fixed assets	(134,821)	(182,165)	(5,617)
Transfer of building and facilities from MVI	(3,291)	(3,011)	(93)
Interest capitalization	47,195	29,603	913
Negative goodwill	(20,275)	—	—

As adjusted	30,377,648	29,861,558	920,800

Other assets
As reported	565,270	2,152,053	66,361
U.S. GAAP adjustments
Depreciation of employee dormitory building	(13,163)	(14,794)	(456)
Deferred charge	—	73,284	2,259
Goodwill	—	52,007	1,604

As adjusted	552,107	2,262,550	69,768

24.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Current liabilities
As reported	6,747,480	11,374,186	350,730
U.S. GAAP adjustments
Fair value of embedded derivative liabilities	—	(10,602)	(327)
Discount on convertible notes	—	41,421	1,277
Accrual for bonuses to employees, directors and supervisors	459,539	434,261	13,391

As adjusted	7,207,019	11,839,266	365,071

Long-term liabilities
As reported	15,900,519	11,323,710	349,174
U.S. GAAP adjustments
Loss on redemption of convertible notes	10,549	26,485	817
Equity component of convertible notes	370,209	5,859	180
Fair value of embedded derivative liabilities	244,914	(651,593)	(20,092)
Amortization of discount on convertible notes	309,977	474,873	14,643

As adjusted	16,836,168	11,179,334	344,722

Other liabilities
As reported	478,999	370,061	11,411
U.S. GAAP adjustments
Pension	65,293	226,896	6,996
Effect of U.S. GAAP adjustments on income taxes	(21,813)	(33,360)	(1,028)
Negative goodwill	(20,275)	—	—
Adjustments for uncertain tax positions	—	32,873	1,014

As adjusted	502,204	596,470	18,393

As a result of the adjustments presented above, the approximate amounts of total assets under U.S. GAAP were NT$45,976,110 thousand and NT$45,265,958 thousand as of December 31, 2006, and 2007, respectively.

The following U.S. GAAP condensed statements of operations for the years ended December 31, 2005, 2006 and 2007 have been derived from the audited financial statements and reflect the adjustments presented above. Certain accounts have been reclassified to conform to U.S. GAAP.

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Net revenue	15,213,981	20,375,187	23,597,598	727,647
Cost of revenue	11,273,617	14,270,950	17,496,720	539,523

Gross profit	3,940,364	6,104,237	6,100,878	188,124
Operating expenses	1,837,689	1,769,838	2,114,723	65,209

Income from operations	2,102,675	4,334,399	3,986,155	122,915
Non-operating income (expenses) – net	(478,833)	(849,536)	354,734	10,939

Income before income tax	1,623,842	3,484,863	4,340,889	133,854

Net income	805,383	1,253,106	2,901,670	89,475

25.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Recent accounting pronouncements

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

The FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”), in February 2006. SFAS No. 155 amends SFAS No. 133, and SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and addresses the application of SFAS No. 133 to beneficial interests in securitized financial assets. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. Additionally, SFAS No. 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No. 155 has no impact on the consolidated financial statements.

The FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140” (“SFAS No. 156”), in March 2006. SFAS No. 156 requires a company to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset. A company would recognize a servicing asset or servicing liability initially at fair value. A company will then be permitted to choose to subsequently recognize servicing assets and liabilities using the amortization method or fair value measurement method. SFAS No. 156 is effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No. 155 has no impact on the consolidated financial statements.

Effective January 1, 2007, the Company adopted Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions and income tax disclosures. The adoption of this interpretation has no impact to beginning retained earnings.

Uncertain tax positions have been classified as non-current income tax liabilities unless expected to be paid in one year. The Company’s policy for interest and penalties related to income tax exposures is to recognize interest and penalties as a component of the provision of income taxes in the consolidated statement of operations.

25.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

a.	Recent accounting pronouncements (continued)

The Company is potentially subject to income tax audits in the ROC and internationally until the applicable statute of limitations expire. Tax audits by their nature are often complex and can require several years to complete. The following is a summary of tax years, potentially subject to examination, in the significant tax and business jurisdictions in which the Company operates:

Jurisdiction	Tax Years Subject to Examination
Republic of China	5 Years
United States	3 Years
Hong Kong	6 Years
People’s Republic of China	Unlimited

Upon adoption of FIN 48 on January 1, 2007, the Company increased the allowance for current tax assets by NT$2,387 thousand (US$74 thousand) and increased long-term tax payable by NT$32,873 thousand (US$1,014 thousand) as FIN 48 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities.

The aggregate changes in the balance of gross unrecognized tax benefits were as follows:

	NT$	US$
	(in thousands)
Balance, January 1, 2007	—	—
Increases in balances related to tax positions taken during prior periods	15,878	490
Increases in balances related to tax positions taken during current period	9,233	285
Penalties associated with the tax effect of the uncertain tax position	10,149	313

Balance, December 31, 2007	35,260	1,088

The Company’s subsidiaries are currently under examination by the relevant tax authorities for various tax years. The Company regularly assesses the potential outcome of these examinations in each of the taxing jurisdictions when determining the adequacy of the amount of unrecognized tax benefit recorded. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe we have appropriately accrued for our uncertain tax benefits. However, audit outcomes and timing of audit settlements and future events that would impact the previously recorded unrecognized tax benefits and the range of anticipated increases or decreases in unrecognized tax benefits are subject to significant uncertainty. It is possible that the ultimate outcome of current or future examinations may exceed current unrecognized tax benefits in amounts that could be material, but cannot be estimated as of December 31, 2007. The effective tax rate and net income in any given future period could therefore be materially impacted.

On September 15, 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 addresses the way companies should measure fair value when they are required to use a fair value measure for recognition and disclosure purposes under generally accepted accounting principles. SFAS No. 157 will require the fair value of an asset or liability to be based on a market-based measure which will reflect the credit risk of the company. SFAS No. 157 will also require expanded disclosure requirements which will include the methods and assumptions used to measure fair value and the effect of fair value measures on earnings. SFAS No. 157 will be applied prospectively and will be effective for fiscal years beginning after November 15, 2007 and to interim periods within those fiscal years. The Company is currently assessing the impact SFAS No. 157 will have on the consolidated financial statements.

25.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

a.	Recent accounting pronouncements (continued)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities – including an amendment of FAS 115 (“SFAS No. 159”), which allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in earnings. SFAS No. 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. SFAS No. 159 is effective for the first fiscal year beginning after November 15, 2007. The Company is currently assessing the impact SFAS No. 159 will have on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (“SFAS No.160”). SFAS No. 160 requires that a noncontrolling interest in a subsidiary be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements. It also calls for consistency in the manner of reporting changes in the parent’s ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact adopting SFAS No. 160 will have on its consolidated financial condition, results of operations, and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No.141(R)”). SFAS No. 141(R) broadens the guidance of SFAS No. 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS No. 141(R) expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations. SFAS No. 141(R) is effective for the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact SFAS No. 141(R) will have on its consolidated financial statements and does not expect the adoption of SFAS No. 141(R) to have a material effect on its consolidated financial condition, results of operations, or cash flows.

b.	Goodwill

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Balance, January 1, 2007	127,567	128,455	3,961
Arising from acquisition of additional interest in a subsidiary	888	840,733	25,925

Balance, December 31, 2007	128,455	969,188	29,886

25.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

c.	Income tax expense

Income (loss) before income tax, minority interest and interest in bonuses paid by subsidiaries consists of the following:

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Bermuda	(104,290)	(1,000,678)	328,336	10,125
ROC	1,995,544	4,839,755	4,533,334	139,788
Others	(267,412)	(354,214)	(520,781)	(16,059)

	1,623,842	3,484,863	4,340,889	133,854

Income tax expense consists of:

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Income tax for the current year
Bermuda	81,909	89,895	347,107	10,703
ROC	90,756	296,878	406,463	12,534
Others	434	262	(69,873)	(2,155)

	173,099	387,035	683,697	21,082
Deferred income tax
Bermuda	—	—	—	—
ROC	(59,424)	243,625	18,062	557
Others	(15,647)	—	57,221	1,764

	(75,071)	243,625	75,283	2,321
Adjustment of prior years’ income taxes	323	(4,673)	32,968	1,017

Income tax expense	98,351	625,987	791,948	24,420

Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax expense which conforms to U.S. GAAP is as follows:

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Tax on pretax income at 0%	—	—	—	—
Tax on pretax income at applicable statutory rates	637,616	1,350,042	1,447,850	44,645
Additional 10% on the unappropriated earnings	163,838	111,066	171,597	5,291
Other tax and assessed additional income tax	746	—	—	—
Tax effects of:
Tax-exempt income	(175,422)	(196,026)	(59,661)	(1,840)
Permanent differences
Non-taxable (gain)/loss on sales of investment	(11,106)	32,130	(9,748)	(301)
Non-deductible investment losses	104,639	(117,131)	(25,439)	(784)
Non-deductible expense	70,580	(1,221)	(1,027)	(32)
Temporary differences	(173,673)	—	2,427	75
Tax credits – utilized	(218,672)	(506,285)	(723,594)	(22,312)
– deferred	76,611	(206,923)	172,174	5,309
Valuation allowance	(405,487)	284,392	(248,472)	(7,662)
Loss recognized	—	(6,764)	4,125	127
Losses carried forward	28,358	(246,352)	(4,125)	(127)
Losses carried forward – deferred	—	133,732	—	—
Adjustment of prior year’s income tax	323	(4,673)	65,841	2,031

Income tax expense	98,351	625,987	791,948	24,420

25.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

c.	Income tax expense (continued)

The components of net deferred income tax assets (liabilities) were as follows:

	December 31,
	2006	2007
	NT$	NT$	US$
	(in thousands)
Deferred income tax assets
Current
Unrealized foreign exchange loss	3,679	2,321	72
Tax credits	491	—	—
Loss of market price decline and obsolete and slow-moving inventories	19,026	13,734	423
Unrealized loss on sale allowances	21,912	53,279	1,643
Others	89,229	15,746	486

	134,337	85,080	2,624
Valuation allowance	—	(2,387)	(74)

	134,337	82,693	2,550

Non-current
Unrealized impairment loss on idle fixed assets	12,586	106	3
Tax credits	1,117,985	946,302	29,180
Losses carried forward	62,396	75,648	2,333
Building	826	754	23
Start-up costs	1,381	831	26
Others	274,434	309,751	9,551

	1,469,608	1,333,392	41,116
Valuation allowances	(1,079,494)	(775,030)	(23,899)

	390,114	558,362	17,217

Deferred income tax liabilities
Non-current
Depreciation differences	(596,966)	(698,001)	(21,523)
Interest capitalization	(11,799)	(7,401)	(228)

	(608,765)	(705,402)	(21,751)

	(84,314)	(64,347)	(1,984)

25.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

d.	Pension plans

The impact of the adoption of SFAS No. 158 has been reflected within the consolidated financial statements as follows:

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Components of net periodic benefit cost
Service cost	30,021	1,688	1,662	51
Interest cost	8,159	7,790	8,735	269
Project return on plan assets	(4,500)	(4,740)	(5,500)	(169)
Net amortization and deferral:
Unrecognized net transition Obligation	53	53	(293)	(9)
Curtailment gain	1,031	780	4,191	129

Net periodic benefit cost	34,764	5,571	8,795	271

Recognized in other comprehensive income:
Unrecognized net transition Obligation		5	(1,225)	(37)
Unrecognized actuarial loss		44,638	162,359	5,006

Total recognized in other comprehensive income		44,643	161,134	4,969

Total recognized in total benefit cost and other comprehensive income		50,214	169,929	5,240

The estimated net transition assets and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost in 2008 is NT$117 thousand (US$4 thousand) and NT$6,816 thousand (US$210 thousand), respectively.

25.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

d.	Pension plans (continued)

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Changes in benefit obligation
Benefit obligation at beginning of year	314,124	283,253	317,646	9,795
Effect of merger	(63,064)	—	—	—
Service cost	30,021	1,688	1,662	51
Interest cost	8,713	7,781	8,735	269
Actuarial loss	(6,541)	24,924	147,751	4,556

Benefit obligation at end of year	283,253	317,646	475,794	14,671

Changes in plan assets
Fair value of plan assets at beginning of year	174,349	156,171	199,991	6,167
Effect of merger	(49,169)	—	—	—
Actual return on plan assets	1,971	4,165	5,955	184
Employer contribution	29,892	39,656	43,691	1,347

	157,043	199,992	249,637	7,698

Funds status	(126,210)	(117,654)	(226,157)	(6,973)
Unrecognized actuarial loss	42,654	68,184	(13,000)	(401)

Net amount recognized (recognized as accrued pension cost)	(83,556)	(49,470)	(239,157)	(7,374)

Amounts recognized in accumulated other comprehensive income, net of minority interests, consist of:

	2006	2007
	NT$	NT$	US$
	(in thousands)
Unrecognized net transition obligation (asset)	7	(3,323)	(102)
Unrecognized loss	63,388	217,548	6,708

Gross amount recognized	63,395	214,225	6,606
Minority interests	(18,752)	(8,448)	(261)

Total recognized in total benefit cost and other comprehensive income	44,643	205,777	6,345

Actuarial assumptions	2005	2006	2007
Discount rate	2.75%	2.75%	2.75%
Rate of compensation increase	3.25%	4.25%	4.25%
Expected return on plan assets	2.75%	2.75%	2.75%

The accumulated benefit obligation for all defined benefit pension plans was NT$142,436 thousand and NT$232,107 thousand at December 31, 2006 and 2007, respectively.

There were no pension plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2006 and 2007.

The plan assets are all invested in the Central Trust of China. The plan benefits are based on employees’ years of service and compensation. The plan assets primarily consist of cash, government loans, equity securities, notes and bonds.

25.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

d.	Pension plans (continued)

The fair value of the plan assets was NT$199,992 thousand and NT$249,637 thousand (US$7,698 thousand) at December 31, 2006 and 2007, respectively. As of December 31, 2006 and 2007, these assets were allocated among asset categories as follows:

Asset category	2006	2007	Current minimum, target and maximum allocation policy
Equity securities	22%	10%	11%
Bonds	10%	13%	2%
Notes	20%	12%	2%
Government loans	3%	2%	2%
Foreign investment	—	6%	—
Cash	45%	57%	2%

Total	100%	100%

Under ROC regulation, government authority will collect the fund as Labor Retirement Fund and determine the assets allocation and investment policy.

ChipMOS Taiwan and ThaiLin anticipate contributing NT$29,429 thousand to their pension plans during 2008.

The Company has no other post retirement or post-employment benefit plans.

e.	Statements of cash flows

ROC SFAS No. 17, “Statement of Cash Flows”, has been applied. Its objectives and principles are similar to those set out in SFAS No. 95, “Statement of Cash Flows” (“SFAS No.95”). The principal differences between the standards relate to classification. Summarized cash flow data by operating, investing and financing activities in accordance with SFAS No. 95 are as follows:

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Net cash inflow (outflow) from:
Operating activities	5,904,713	6,271,447	10,322,132	318,290
Investing activities	(4,963,293)	(15,086,913)	(12,212,084)	(376,568)
Financing activities	(1,261,258)	9,881,178	522,085	16,099

	(319,838)	1,065,712	(1,367,867)	(42,179)
Effect of changes in foreign exchange rate	77,695	12,848	38,787	1,196
Cash and cash equivalents at the beginning of year	4,849,146	4,607,003	5,685,563	175,318

Cash and cash equivalents at the end of year	4,607,003	5,685,563	4,356,483	134,335

f.	Statements of comprehensive income

	Year Ended December 31,
	2005	2006	2007
	NT$	NT$	NT$	US$
	(in thousands)
Net income based on U.S. GAAP	805,383	1,253,106	2,901,670	89,475
Other comprehensive income (loss):
Unrealized gain on available-for-sale security	5,648	(5,648)	—	—
Translation adjustment	186,313	78,345	209,390	6,457

Comprehensive income	997,344	1,325,803	3,111,060	95,932

25.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

f.	Statements of comprehensive income (continued)

Components in other comprehensive income refer to investments in MVI and ProMOS. Under ROC laws, those losses and gains are not subject to income tax. Therefore, no tax expense or benefit is allocated to such investments.

g.	Statements of accumulated other comprehensive income (loss)

	Unrecognized Pension Costs	Unrealized Holding Gain on Available-for-sale Securities	Translation Adjustment	Accumulated Other Comprehensive Income (loss)
	NT$	NT$	NT$	NT$
	(in thousands)
December 31, 2005	—	5,648	(10,271)	(4,623)
Addition in 2006	(44,643)	(5,648)	78,345	28,054

December 31, 2006	(44,643)	—	68,074	23,431
Addition in 2007	(161,134)	—	209,390	48,256

December 31, 2007	(205,777)	—	277,464	71,687

h.	Shareholders’ equity

Employee stock-based compensation has been accounted for under SFAS No. 123(R).

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

The fair value for options granted has been estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Year of grant	Risk free interest rate	Expected life	Expected volatility	Expected dividend yield
2002	4.75%	5 years	114.91%	0%
2003	4.75%	4.25 years	118.07%~148.73%	0%
2004	1.75%	4.25 years	112.40%~123.07%	0%
2006	4.62%~4.74%	4.25 years	102.67%~133.21%	0%
2007	3.32%~5.04%	4.25 years	134.71%~171.09%	0%

25.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

h.	Shareholders’ equity (continued)

The following table presents the stock option activity for the year ended December 31, 2007 and 2006.

	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
		US$	US$
	(in thousands)
Outstanding at December 31, 2005	6,029,569	3.33
Granted	2,170,510	5.15
Forfeited	(319,200)	4.30
Exercised	(1,322,143)	2.61

Outstanding at December 31, 2006	6,558,736	4.03
Granted	1,884,400	5.34
Forfeited	(228,631)	5.46
Exercised	(865,612)	2.69

Outstanding at December 31, 2007	7,348,893	4.48	4,392

Exercisable at December 31, 2006	3,225,926	3.10

Exercisable at December 31, 2007	3,538,111	3.68	4,176

Vested and expected to vest in 2006	6,392,096	4.01

Vested and expected to vest in 2007	7,158,354	4.46	4,381

The aggregate intrinsic value in the table above represents the total intrinsic value (i.e., the difference between the Company’s closing stock price of US$4.26 on December 31, 2007 (December 28, 2006: US$6.79) and the exercise price, times the number of options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. The total intrinsic value of options exercised during the year ended December 31, 2007 was NT$3,535 thousand (US$109 thousand) (2006: NT$179,962 thousand). The total fair value of options vested and forfeited during the year ended December 31, 2007 was NT$108,478 thousand (US$3,345 thousand) (2006: NT$144,048 thousand). The number of options vested during the year ended December 31, 2007 was 865,612 (2006: 1,322,143). The weighted-average remaining contractual term of the outstanding options at December 31, 2007 was 6 (2006: 6) years.

As of December 31, 2007, NT$124,973 thousand (US$3,854 thousand) (2006: NT$303,000 thousand) of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 2 years.

The Company’s employees have the ability to exercise a stock option (i.e., remit cash consideration to the Company for the exercise price) in exchange for stock during the vesting period of the award.

25.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

h.	Shareholders’ equity (continued)

The following table presents a summary of the number of and weighted average grant date fair values regarding the unvested share options as of December 31, 2007 and changes during the year then ended:

	Number of Options	Weighted Average Fair Value
		US$
Unvested options outstanding at December 31, 2005	3,333,467	3.22
Granted	2,170,510	4.73
Vested	(1,851,967)	2.88
Forfeited	(319,200)	3.70

Unvested options outstanding at December 31, 2006	3,332,810	4.34
Granted	1,884,400	5.64
Vested	(1,177,797)	3.94
Forfeited	(228,631)	5.12

Unvested options outstanding at December 31, 2007	3,810,782	5.06

The Company’s determination of fair value of employee share options on the date of grant using the Black-Scholes Option Pricing Model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company’s expected stock price volatility over the term of the awards. Option pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company’s employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company’s employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) using an option pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

i.	Convertible notes

The Company accounts for the conversion option in the convertible notes as derivative liabilities in accordance with SFAS No. 133 and Emerging Interpretation Task Force (“EITF”) Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. The discount attributable to the issuance date aggregate fair value of the conversion option, totaling NT$1,198,510 thousand (US$36,957 thousand), is being amortized using the effective interest method over the term of the convertible notes.

The change in fair value on revaluation of the embedded derivative liabilities represents the difference between the fair value of the embedded derivative liabilities at their original issue date and their fair value on December 31, 2007 using an option pricing model. As of December 31, 2007, the fair value of the embedded derivative liabilities amounted to NT$203,698 thousand (US$6,281 thousand). The effect of the fair market value adjustment of NT$1,156,769 thousand (US$35,670 thousand) was recorded in the consolidated statement of operations.

25.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

i.	Convertible notes (continued)

The following assumptions were applied to the convertible notes using the option pricing model:

	December 31, 2007	December 31, 2007
	CN due 2009	CN due 2011
Market price	US$4.26	US$4.26
Conversion price	US$6.28	US$6.85
Term	5 years	5 years
Volatility	38.5678%	38.9249%
Risk-free interest rate	3.8537%	4.3479%

Please refer to Note 13 for details of the terms of the convertible notes.

EXHIBIT INDEX

Exhibits	Description
1.1	Memorandum of Association of ChipMOS TECHNOLOGIES (Bermuda) LTD.(1)

1.2	Bye-laws of ChipMOS TECHNOLOGIES (Bermuda) LTD.(7)

2.1	Certificate of Incorporation of ChipMOS TECHNOLOGIES (Bermuda) LTD., dated August 15, 2000.(1)

4.1	Joint Venture Agreement, dated July 14, 1997, between Mosel Vitelic Inc. and Siliconware Precision Industries Co., Ltd.(1)

4.2	Asset Sales Agreement, dated June 14, 1999, between Microchip Technology Taiwan and ChipMOS TECHNOLOGIES INC. (1)

4.3	Tessera Compliant Chip License Agreement, dated April 20, 1999, between Tessera Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.4	License Agreement, dated April 1, 1999, between Fujitsu Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.5	Sales Agreement, dated February 10, 2000, between Sharp Corp. and ChipMOS TECHNOLOGIES INC.(1)

4.6	Raw Materials Processing Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.7	Raw Materials Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.8	Integrated Circuit Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.9	Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.10	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.11	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.12	Land Lease Agreement, dated September 1, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.13	Purchase Agreement, dated July 31, 1997, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc.(1)

4.14	Form of Share Exchange Covenant Letter from the Company to the Shareholders.(1)

4.15	Amendment to the Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC, dated September 1, 2001. (2)

4.16	Purchase Agreement, dated October 15, 2003, between ChipMOS TECHNOLOGIES INC. and DenMOS Technology Inc.(2)

4.17	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Ron How Investment Corp. (English Translation)(3)

4.18	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Yuan Shan Investment Corp. (English Translation)(3)

4.19	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc. (English Translation)(3)

4.20	Laser Stamping Machine Lease Agreement, dated November 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.21	Automatic Stamping Machine Lease Agreement, dated December 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.22	Raw Materials Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.23	Integrated Circuit Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.24	Technology Transfer Agreement, dated December 24, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.25	Tester Equipment Lease Agreement, dated November 14, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.26	Tester Equipment Lease Agreement, dated December 3, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.27	Joint Engagement Letter, undated, by and among Ultima Electronics Corp., ChipMOS TECHNOLOGIES INC. and Sun-Fund Securities Ltd. (English Translation)(3)

4.28	Lease Agreement, dated June 1, 2002, between ChipMOS TECHNOLOGIES INC. and SyncMOS Technologies, Inc. (English Translation)(3)

4.29	Technology Transfer Agreement, dated August 1, 2002, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES (Shanghai) LTD.(3)

4.30	Promissory Note from Modern Mind Technology Limited to Jesper Limited, dated November 4, 2002.(3)

4.31	Deed of Variation, dated December 2, 2002, between Modern Mind Technology Limited and Jesper Limited.(3)

4.32	Deed of Assignment, dated December 27, 2002, between Jesper Limited and ChipMOS TECHNOLOGIES (Bermuda) LTD.(3)

4.33	Deed of Assignment, dated June 25, 2003, between Jesper Limited and ChipMOS TECHNOLOGIES INC.(3)

4.34	Agreement, dated May 3, 2003, between Jesper Limited and Modern Mind Technology Limited.(3)

4.35	Master loan agreement, dated July 12, 2004, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Modern Mind Technology Limited, and Jesper Limited.(5)

4.36	Cooperation Agreement, dated March 27, 2002, between Shanghai Qingpu Industrial Zone Development (Group) Company and ChipMOS TECHNOLOGIES (Bermuda) LTD. (English Translation)(3)

4.37	Deed of assignment, dated December 17, 2003, between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.38	Supplemental deed of assignment, dated May 14, 2004 between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD. (4)

4.39	Second supplemental deed of assignment, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.40	Assignment agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (4)

4.41	Supplemental assignment agreement, dated May 14, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (4)

4.42	Second supplemental assignment agreement, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.43	Patent license agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(4)

4.44	Supplemental patent license agreement dated July 8, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.45	Second supplemental patent license agreement dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.46	Third supplemental patent license agreement dated December 30, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.47	Assembly and Testing Service Agreement, dated November 27, 2005, between ChipMOS TECHNOLOGIES INC. and Spansion LLC.(6)

4.48	Share Purchase and Subscription Agreement, dated February 13, 2007, among ChipMOS TECHNOLOGIES (Bermuda) LTD., ChipMOS TECHNOLOGIES INC. and Siliconware Precision Industries Co., Ltd. (8)

4.49	Registration Rights Agreement, dated March 27, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and Siliconware Precision Industries Co., Ltd. (8)

4.50	Share Exchange Agreement, dated as of April 12, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.

4.51	Assignment Agreement, dated April 12, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (9)

4.52	Form of Change In Control Severance Agreement

4.53	Southern Taiwan Science Park Administration Land Lease Agreement, dated June 1, 2007, between Southern Taiwan Science Park Administration and ChipMOS TECHNOLOGIES INC. (English Translation)

4.54	Second Amendment to Assembly and Test Service Agreement, dated July 16, 2007, by and between Spansion LLC and ChipMOS TECHNOLOGIES INC.

4.55	Service Agreement for Integrated Circuit Products, dated July 17, 2007, by and between ProMOS Technologies Inc. and ChipMOS TECHNOLOGIES INC. (English Translation)

4.56	Registration Rights Agreement, dated August 8, 2007, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Giant Haven Investment Limited, ProMOS Technologies Inc. and Powertech Technology Inc.

4.57	Third Amendment to Assembly and Test Services Agreement, dated November 30, 2007, by and between Spansion LLC and ChipMOS TECHNOLOGIES INC.

4.58	Science Park Administration Land Lease Agreement, dated December 1, 2007, between Science Park Administration and ChipMOS TECHNOLOGIES INC. (English Translation)

4.59	Lease Agreement, dated April 2, 2008, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)

8.1	List of principal subsidiaries of ChipMOS TECHNOLOGIES (Bermuda) LTD.

11.1	Code of Business Conduct and Ethics. (4)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

23.1	Consent of independent registered public accounting firm.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-13218), filed on February 28, 2001.
(2)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2002.
(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 30, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2004.
(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 29, 2005.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-130230), filed on December 9, 2005.
(7)	Incorporated by reference to our report on Form S-8, dated October 5, 2006.
(8)	Incorporated by reference to Schedule 13D filed with the United States Securities and Exchange Commission by Siliconware Precision Industries Co., Ltd. on April 4, 2007.
(9)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 6, 2007.