Form 20-F
period 2008-12-31
CHIPMOS TECHNOLOGIES BERMUDA LTD
filed 2009-06-04
CIK 1133478

As filed with the Securities and Exchange Commission on June 4, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Shou-Kang Chen

Chief Financial Officer

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

Telephone: (886) 3 563 3988

Facsimile: (886) 3 563 3998

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

As of December 31, 2008, 83,971,012 Common Shares, par value US$0.01 each, were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☐    Accelerated Filer  ☒    Non-Accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

US GAAP  ☐

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

THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for historical matters, the matters discussed in this Annual Report on Form 20-F are forward-looking statements that are subject to significant risks and uncertainties. These statements are generally indicated by the use of forward-looking terminology such as the words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “project”, “will” or other similar words that express an indication of actions or results of actions that may or are expected to occur in the future. These statements appear in a number of places throughout this Annual Report on Form 20-F and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report on Form 20-F. Important factors that could cause those differences include, but are not limited to:

•	our ability to successfully overcome the current economic conditions and the financial market crisis;

•	the volatility of the semiconductor industry and the market for end-user applications for semiconductor products;

•	overcapacity in the semiconductor testing and assembly markets;

•	the increased competition from other companies and our ability to retain and increase our market share;

•	our ability to successfully develop new technologies and remain a technological leader;

•	our ability to maintain control over capacity expansion and facility modifications;

•	our ability to generate growth or profitable growth;

•	our ability to hire and retain qualified personnel;

•	our ability to acquire required equipment and supplies to meet customer demand;

•	our ability to raise debt or equity financing as required to meet certain existing obligations;

•	the pending criminal indictment of our chairman and chief executive officer;

•	our reliance on the business and financial condition of certain major customers;

•	the success of any of our future acquisitions, investments or joint ventures;

•	the outcome of any pending litigation;

•	the outbreak of contagious disease and occurrence of earthquakes, typhoons and other natural disasters, as well as industrial accidents;

•	the political stability of the regions to which we conduct operations; and

•	general local and global economic and financial conditions.

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

Selected Financial Data

The following tables set forth our selected consolidated financial data. The selected consolidated balance sheet data as of December 31, 2007 and 2008 and our consolidated statement of operations and cash flows data for 2006, 2007 and 2008 are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these audited consolidated financial statements and related notes beginning on page F-1 of this Annual Report on Form 20-F. These audited consolidated financial statements have been audited by Moore Stephens. The selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 and the consolidated statement of operations and cash flows data for the years ended December 31, 2004 and 2005 are derived from our audited consolidated financial statements not included herein. Our consolidated financial statements have been prepared and presented in accordance with ROC GAAP, which differs in some material respects from US GAAP. Please see Note 25 to our audited consolidated financial statements for a description of the principal differences between ROC GAAP and US GAAP for the periods covered by these financial statements.

	Year ended December 31,
	2004	2005	2006	2007	2008	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data)
Consolidated Statement of Operations Data:

ROC GAAP:

Net revenue:

Related parties(1)	$4,844.4	$4,603.5	$5,654.4	$6,915.9	$3,122.9	$95.3

Others	10,191.4	10,610.5	14,720.8	16,681.7	13,887.3	423.9

Total net revenue	15,035.8	15,214.0	20,375.2	23,597.6	17,010.2	519.2

Cost of revenue	10,857.5	11,262.6	14,253.4	17,444.1	16,969.9	518.0

Gross profit	4,178.3	3,951.4	6,121.8	6,153.5	40.3	1.2

Operating expenses:

Research and development	296.4	274.4	274.8	322.3	435.6	13.3

General and administrative	673.3	793.3	813.0	1,070.5	885.6	27.0

Sales and marketing	308.5	232.9	107.4	98.3	2,362.7	72.1

Total operating expenses	1,278.2	1,300.6	1,195.2	1,491.1	3,683.9	112.4

Income (loss) from operations	2,900.1	2,650.8	4,926.6	4,662.4	(3,643.6)	(111.2)

Other expenses, net	(395.8)	(506.5)	(223.2)	(669.2)	(3,286.8)	(100.3)

Income (loss) before income tax, minority interests and interest in bonuses paid by subsidiaries(2)	2,504.3	2,144.3	4,703.4	3,993.2	(6,930.4)	(211.5)

Income tax benefit (expense)	141.8	(112.0)	(636.5)	(768.2)	(120.8)	(3.7)

Income (loss) before minority interests and interest in bonuses paid by subsidiaries(2)	2,646.1	2,032.3	4,066.9	3,225.0	(7,051.2)	(215.2)

Minority interests	(997.9)	(977.0)	(1,799.4)	(720.0)	143.3	4.4

Interest in bonuses paid by subsidiaries(2)	—	(127.1)	(149.5)	(285.8)	(362.4)	(11.1)

Cumulative effect of changes in accounting principles	—	—	3.3	—	—	—

Pre-acquisition earnings(3)	27.7	—	—	—	—	—

Net income (loss)	$1,675.9	$928.2	$2,121.3	$2,219.2	$(7,270.3)	$(221.9)

Earning (loss) per share:

Basic	$26.54	$13.74	$30.84	$27.63	$(86.66)	$(2.65)

Diluted	$26.38	$11.82	$25.00	$24.24	$(86.66)	$(2.65)

Weighted-average number of shares outstanding:

Basic	63.1	67.5	68.8	80.3	83.9	83.9

Diluted	63.5	82.6	88.3	108.2	83.9	83.9

	Year ended December 31,
	2004	2005	2006	2007	2008	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data)
US GAAP:(4)

Net income (loss)	$1,665.5	$805.4	$1,253.1	$2,901.7	$(7,177.7)	$(219.1)

Earning (loss) per share:

Basic	$26.38	$11.92	$18.22	$36.13	$(85.56)	$(2.61)

Diluted	$26.22	$11.21	$17.52	$21.07	$(85.56)	$(2.61)

Weighted-average number of shares outstanding:

Basic	63.1	67.5	68.8	80.3	83.9	83.9

Diluted	63.5	82.6	71.5	108.2	83.9	83.9

(1)	Related parties include Mosel Vitelic Inc., or Mosel, Siliconware Precision Industries Co. Ltd., or Siliconware Precision, ProMOS Technologies Inc., or ProMOS, DenMOS Technology Inc., or DenMOS, and, Jesper Limited. See Note 19 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F. Effective April 1, 2004, PlusMOS was merged into Chantek with Chantek as the surviving entity. See “Item 4. Information on the Company—Our Structure and History—CHANTEK ELECTRONIC CO., LTD.”. AMCT was liquidated in October 2004. See “Item 4. Information on the Company—Our Structure and History—Advanced Micro Chip Technology Co., Ltd.”. On November 21, 2005, Chantek was merged into ChipMOS Taiwan, with ChipMOS Taiwan as the surviving company. See “Item 4. Information on the Company—Our Structure and History—ChipMOS TECHNOLOGIES INC”.
(2)	Refers to bonuses to directors, supervisors and employees paid by subsidiaries.
(3)	For 2004, represents our share of pre-acquisition profits of Chantek prior to April 1, 2004, the date when we began to consolidate the accounts of Chantek, the surviving entity after the merger of Chantek and PlusMOS.
(4)	Reflects the US GAAP adjustments as described in Note 25 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F.

	As of December 31,
	2004	2005	2006	2007	2008	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Balance Sheet Data:
ROC GAAP:
Current assets:

Cash and cash equivalents	$4,849.1	$4,607.0	$5,895.9	$5,133.6	$6,651.9	$203.0

Restricted cash and cash equivalents	87.0	169.3	65.1	87.0	59.5	1.8

Financial assets at fair value through profit and loss	2,832.6	186.1	1,929.1	555.6	102.1	3.1

Held-to-maturity financial assets	—	—	—	—	250.0	7.6

Investment with no active market	—	—	—	—	100.0	3.1

Notes receivable

—related parties	—	—	—	—	195.0	6.0

—third parties	62.2	30.6	31.1	28.0	14.2	0.4

Accounts receivable

—related parties	1,411.0	1,418.4	1,839.1	1,498.8	0.4	—

—third parties	1,926.1	2,525.9	3,190.5	3,795.9	1,296.5	39.6

Other receivables

—related parties	6.6	4.3	14.0	11.9	30.0	0.9

—third parties	164.6	161.9	31.8	31.2	172.2	5.3

Inventories	661.0	627.5	945.8	1,043.6	1,001.5	30.6

Prepaid expenses and other current assets	116.9	76.7	155.8	334.5	265.2	8.1

Total current assets	12,707.7	10,046.9	14,232.6	12,605.2	10,494.3	320.3

Long-term investments	642.4	404.1	366.7	358.0	437.8	13.4

Property, plant and equipment, net	17,426.6	20,420.1	30,494.3	30,020.4	23,654.9	722.0

Intangible assets—net	163.3	170.8	172.4	180.4	107.8	3.3

Other assets	605.1	716.1	745.9	2,152.1	746.8	22.8

Total assets	31,545.1	31,758.0	46,011.9	45,316.1	35,441.6	1,081.8

Current liabilities:

Short-term bank loans	800.6	467.8	1,055.3	1,249.2	2,745.4	83.8

Current portion of long-term loans	1,821.8	2,300.9	2,335.3	3,686.2	4,603.7	140.5

Current portion of long-term bonds payable	1,200.0	—	—	—	—	—

Convertible notes	—	2,769.3	—	3,014.9	1,541.6	47.1

Derivative liabilities	—	—	—	96.0	—	—

Deferred credit	28.0	3.5	3.6	3.9	2.4	—

Notes payable	49.1	3.9	—	—	—	—

Accounts payable	607.8	728.7	803.0	976.1	477.9	14.6

Other payables

—related parties	2.8	1.2	—	—	—	—

—third parties	324.7	404.9	549.6	604.1	628.0	19.2

Accrued expenses and other current liabilities	608.6	474.1	713.6	886.7	469.4	14.3

Total current liabilities	5,915.4	7,857.5	6,747.5	11,374.2	10,721.6	327.3

Long-term liabilities	7,608.1	4,433.9	15,900.5	11,323.7	9,832.6	300.1

Other liabilities	768.5	374.7	479.0	370.1	344.6	10.5

Total liabilities	14,292.0	12,666.1	23,127.0	23,068.0	20,898.8	637.9

Total shareholders’ equity (including minority interests)	$17,253.1	$19,091.9	$22,884.9	$22,248.1	$14,542.8	$443.9

	As of December 31,
	2004	2005	2006	2007	2008	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
US GAAP(1):

Current assets:

Cash and cash equivalents	$4,849.1	$4,607.0	$5,895.9	$5,133.6	$6,651.9	$203.0

Restricted cash and cash equivalents	87.0	169.3	65.1	87.0	59.5	1.8

Financial assets at fair value through profit and loss	2,839.6	189.2	1,929.1	555.6	102.1	3.1

Held-to-maturity financial assets	—	—	—	—	250.0	7.6

Available-for-sale financial assets	—	—	—	—	100.0	3.1

Notes receivable

—related parties	—	—	—	—	195.0	6.0

—third parties	62.2	30.6	31.1	28.0	14.2	0.4

Accounts receivable

—related parties	1,411.0	1,418.4	1,839.1	1,498.8	0.4	—

—third parties	1,926.1	2,525.9	3,190.5	3,795.9	1,296.5	39.6

Other receivables

—related parties	6.6	4.3	14.0	11.9	30.0	0.9

—third parties	164.6	161.9	31.8	31.2	172.2	5.3

Inventories	661.0	627.7	946.1	1,044.3	966.1	29.5

Prepaid expenses and other current assets	116.9	76.7	155.8	334.5	265.2	8.1

Total current assets	12,714.7	10,050.2	14,232.9	12,603.4	10,452.6	319.1

Long-term investments	636.8	387.1	366.7	358.0	437.8	13.4

Property, plant and equipment, net	17,411.7	20,340.9	30,377.7	29,861.6	23,427.2	715.1

Intangible assets—net	163.3	170.8	172.4	180.4	107.8	3.3

Other assets	595.2	704.6	826.4	2,262.6	731.6	22.3

Total assets	31,521.7	31,653.6	45,976.1	45,266.0	35,157.0	1,073.2

Current liabilities:

Short-term bank loans	800.6	467.8	1,055.3	1,249.2	2,745.4	83.8

Current portion of long-term loans	1,821.8	2,300.9	2,335.3	3,686.2	4,603.7	140.5

Current portion of long-term bonds payable	1,200.0	—	—	—	—	—

Convertible notes	—	2,531.1	—	3,056.4	1,453.0	44.4

Derivative liabilities	—	160.9	—	85.4	—	—

Deferred credit	28.0	3.5	3.6	3.9	2.4	—

Notes payable	49.1	3.9	—	—	—	—

Accounts payable	607.8	728.7	803.0	976.1	477.9	14.6

Other payables

—related parties	2.8	1.2	—	—	—	—

—third parties	324.7	404.9	549.6	604.1	628.0	19.2

Accrued expenses and other current liabilities	608.6	743.1	1,173.1	1,321.0	469.4	14.3

Total current liabilities	5,915.4	8,049.3	7,207.0	11,839.3	10,632.9	324.6

Long-term liabilities	7,608.1	4,433.9	16,836.2	11,179.3	9,832.6	300.1

Other liabilities	772.7	345.0	502.2	596.5	537.3	16.4

Total liabilities	14,296.2	12,828.2	24,545.4	23,615.1	21,002.8	641.1

Total shareholders’ equity (including minority interests)	$17,225.5	$18,825.4	$21,430.7	$21,650.9	$14,154.2	$432.1

(1)	Reflects the US GAAP adjustments as described in Note 25 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F.

	Year ended December 31,
	2004	2005	2006	2007	2008	2008
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Statement of Cash Flows Data:

ROC GAAP:

Capital expenditures	$8,331.0	$7,677.2	$15,717.8	$6,093.8	$2,188.4	$66.8

Depreciation and amortization	3,536.8	4,339.1	5,558.8	6,834.8	7,174.5	219.0

Net cash provided by (used in):

Operating activities	4,915.7	8,822.6	7,316.4	10,882.9	5,164.2	157.6

Investing activities	(8,273.3)	(7,622.5)	(14,988.2)	(12,212.1)	(2,296.9)	(70.1)

Financing activities	6,544.3	(1,519.9)	8,947.9	528.1	(1,395.3)	(42.6)

Effect of exchange rate changes on cash	(68.5)	77.7	12.8	38.8	46.3	1.4

Net increase (decrease) in cash	$3,118.2	$(242.1)	$1,288.9	$(762.3)	$1,518.3	$46.3

Exchange Rates

References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This Annual Report on Form 20-F contains translations of certain NT dollar amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2008, which was NT$32.76 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all. On May 29, 2009, the noon buying rate was NT$32.57 to US$1.00.

The following table sets out, for the years and the months indicated, information concerning the number of NT dollars for which one US dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT dollars per US dollar noon buying rate
	Average	High	Low	Period-end
2004	33.37	34.16	31.74	31.74

2005	32.16	33.77	30.65	32.80

2006	32.51	33.31	31.28	32.59

2007	32.85	33.41	32.26	32.43

2008	31.52	33.55	29.99	32.76

November	33.10	33.42	32.77	33.29

December	33.16	33.58	32.45	32.76

2009

January	33.37	33.70	32.82	33.70

February	34.24	35.00	33.61	35.00

March	34.30	35.21	33.75	33.87

April	33.64	33.88	33.05	33.06

May (through May 29, 2009)	32.87	33.14	32.55	32.57

Sources: Federal Reserve Bank of New York.

Risk Factors

Risks Relating to Economic Conditions and the Financial Markets

There can be no assurances that we will be able to successfully accomplish our plans for generating additional working capital and saving cash by negotiating future debt repayment extensions, raising new investment capital and reorganizing our businesses. Even if we successfully accomplish these plans, we may not have sufficient liquidity to finance our ongoing obligations and operations, which raises substantial doubt about our ability to continue as a going concern.

We incurred a loss of NT$7,270 million (US$222 million) for the year ended December 31, 2008, and had net current liabilities of NT$227 million (US$7 million) as of December 31, 2008, that raise substantial doubt about our ability to continue as a going concern. To meet our liquidity, capital spending and other capital needs, our plans include taking certain steps discussed below:

•	negotiation with bank creditors for the extension of repayment terms of bank loans;

•	negotiation with the holders of our convertible notes due 2009 for extension of repayment date or restructuring our convertible notes due 2009;

•	raising new investment capital, either in the form of equity or loans; and

•	reorganization of our businesses.

        In negotiations with our bank creditors we have requested a waiver relating to any potential covenant breaches under a syndicated loan facility agreement with Standard Chartered Bank (Hong Kong) Limited as agent and a related guarantee agreement. If a default occurs under these agreements, at the request of a majority of the facility lenders, the entire outstanding facility balance could become immediately due and payable. We have provided written notice to the indenture trustee for our outstanding convertible notes due 2009 and 2011, respectively, about the nature of these negotiations and our waiver request. Under the indenture for these notes, an event of default would occur if our repayment obligations under the facility accelerate, if the indenture trustee or holders of at least 25% in aggregate principal amount of these notes deliver notice of this potential default and if this default is not cured within 30 days after notice.

Our plans with respect to addressing these matters and steps that we have taken and plan to take to generate additional working capital and to save cash are discussed in greater detail under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” and Notes 2 and 22a to our consolidated financial statements contained in this Annual Report on Form 20-F.

Whilst we believe the loan repayment schedule extension by bank creditors of ChipMOS Taiwan would significantly improve our cash position and reduce our net current liabilities, there can be no assurances that we will be able to successfully accomplish these plans. Even if we successfully accomplish these plans, there can be no assurances that as a result of doing so, or that as a result of steps taken to generate additional working capital and to save cash, we will eventually attain profitable operations or will have sufficient liquidity to finance our ongoing obligations and operations in order to continue as a going concern. Without sufficient liquidity to finance our ongoing obligations and operations we would not be able to continue as a going concern and could potentially be forced to seek relief through bankruptcy or similar proceedings.

The global credit and financial markets crisis could materially and adversely affect our business and results of operations.

In 2008 and continuing in 2009, global credit and financial markets have experienced severe disruptions. These include diminished liquidity and limited availability of credit, reduced consumer confidence, reduced economic growth, increased unemployment rates and uncertainty about economic stability. Limited availability of credit in financial markets may lead consumers and businesses to postpone spending. This in turn may cause our customers to cancel, decrease or delay their existing and future orders with us. Financial difficulties experienced by our customers or suppliers as a result of these conditions could lead to production delays and delays or defaults in payment of accounts receivable. Continuing credit markets disruption restricts our access to capital and limits our ability to fund operations or to refinance maturing obligations as they become due through additional borrowing or other sources of financing. We are not able to predict the duration or extent of the current global credit and financial markets crisis. These conditions increase the difficulty of accurately forecasting and planning our business activities. If these conditions and uncertainties continue or if credit and financial markets and confidence in economic conditions further deteriorate, our business and results of operations could be materially and adversely affected.

Risks Relating to Our Industry

Because we depend on the highly cyclical semiconductor industry, which is characterized by significant and sometimes prolonged downturns from time to time, our net revenue and earnings may fluctuate significantly, which in turn could cause the market price of our common shares to decline.

Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. All of our customers operate in this industry and variations in order levels from our customers and in service fee rates may result in volatility in our net revenue and earnings. For instance, during periods of decreased demand for assembled semiconductors, some of our customers may even simplify, delay or forego final testing of certain types of semiconductors, such as dynamic random access memory, or DRAM, further intensifying our difficulties. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns, which have adversely affected our results of operations. Beginning in the fourth quarter of 2008, and continuing with unprecedented severity towards the end of 2008, the semiconductor industry, especially the assembly and testing services for DRAM products sector, experienced a significant downturn which has adversely affected our business. As a result of the industry downturn, our net revenue for 2008 decreased 28% from 2007 levels. We incurred a net loss of NT$7,270 million (US$222 million) in 2008, a decrease from a net income of NT$2,219 million in 2007. This industry downturn is still continuing and we cannot give any assurances that industry conditions will improve or that there will not be any downturn in the future or that any future downturn will not affect our results of operations.

Any deterioration in the market for end-user applications for semiconductor products would reduce demand for our services and may result in a decrease in our earnings.

Market conditions in the semiconductor industry track, to a large degree, those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors we test and assemble could reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Our net revenue is largely attributable to fees derived from testing and assembling semiconductors for use in personal computers, communications equipment, consumer electronic products and display applications. A significant decrease in demand for products in these markets could put pricing pressure on our testing and assembly services and negatively affect our net revenue and earnings. The weak demand for LCD and other flat-panel display products that began in 2007 adversely affected our operating results in 2007, 2008 and first quarter of 2009. Any significant decrease in demand for end-user applications of semiconductors will negatively affect our net revenue and earnings.

A decline in average selling prices for our services could result in a decrease in our earnings.

Historically, prices for our testing and assembly services in relation to any given semiconductor tend to decline over the course of its product and technology life cycle. See also “— A decrease in market demand for LCD and other flat-panel display driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability”. If we cannot reduce the cost of our testing and assembly services, or introduce higher-margin testing and assembly services for new package types, to offset the decrease in average selling prices for our services, our earnings could decrease.

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

A significant portion of our net revenue is derived from testing and assembling memory semiconductors. Our net revenue derived from the testing and assembly of memory semiconductors accounted for 74%, 78% and 75% of our net revenue in 2006, 2007 and 2008, respectively. In the past, our service fees for testing and assembling memory semiconductors were sharply reduced in tandem with the decrease in the average selling price of DRAM in the semiconductor industry. The continuing oversupply of DRAM products in 2008 and the weak demand in the DRAM market in first quarter of 2009 resulted in significant reductions in the price of DRAM products, which in turn drove down the average prices for our testing and assembly services for DRAM products in these periods. We cannot assure you that there will not be further downturns in DRAM prices in the future. Any failure of the demand for DRAM to increase or any decrease in the demand or prices for memory products may decrease the demand for our services and our service fees and significantly reduce our net revenue and net income.

A decrease in market demand for LCD and other flat-panel display driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.

Our testing and assembly services for LCD and other flat-panel display driver semiconductors generated net revenue of NT$4,446 million, NT$3,996 million and NT$2,805 million (US$86 million) in 2006, 2007 and 2008, respectively. We spent NT$2,418 million, NT$714 million and NT$157 million (US$5 million) in 2006, 2007 and 2008, respectively, on equipment for tape carrier package, or TCP, chip-on-film, or COF and chip-on-glass, or COG, technologies, which are used in testing and assembly services for LCD and other flat-panel display driver semiconductors. Most of this equipment may not be used for technologies other than TCP, COF or COG. In 2008, our gross margin for LCD and other flat-panel display driver semiconductor testing and assembly services decreased significantly to negative 18% from 8% in 2007 primarily as a result of the weak demand for LCD and other flat-panel display products, which in turn significantly decreased our capacity utilization rates and average selling prices. Any future decrease in demand for our LCD and other flat-panel display driver semiconductor testing and assembly services would significantly impair our capacity utilization rates and may result in our inability to generate sufficient revenue to cover the significant depreciation expenses for the equipment used in testing and assembling LCD and other flat-panel display driver semiconductors, thereby further negatively affecting our profitability. See also “— Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected”.

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.

We have a significant level of debt and interest expense. We had approximately NT$8,891 million (US$271 million) and NT$9,833 million (US$300 million) in short- and long-term indebtedness, respectively, outstanding as of December 31, 2008, including NT$1,542 million (US$47 million) of the 1.75% convertible notes due 2009 issued in November 2004, or the 2004 notes, and NT$74 million (US$2 million) of the 3.375% convertible notes due 2011 issued in September 2006, or the 2006 notes. In addition, ThaiLin, our 42.9% owned consolidated subsidiary, holds US$9 million in aggregate principal amount of the 2004 notes. Noteholders may cause ChipMOS Bermuda to repurchase the 2004 notes and the 2006 notes only upon the occurrence of certain fundamental changes.

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

The indentures governing the 2004 notes and the 2006 notes do not limit our ability to incur additional indebtedness in the future. As we incur additional indebtedness, the risks that we face could intensify. Our ability to make required payments on the 2004 notes and the 2006 notes and to satisfy any other debt obligations will depend on our future operating performance and our ability to obtain additional debt or equity financing on commercially reasonable terms. In negotiations with our bank creditors we have requested a waiver relating to any potential covenant breaches under a syndicated loan facility agreement with Standard Chartered Bank (Hong Kong) Limited as agent and a related guarantee agreement. If a default occurs under these agreements, at the request of a majority of the facility lenders, the entire outstanding facility balance could become immediately due and payable. We have provided written notice to the indenture trustee for our outstanding convertible notes due 2009 and 2011, respectively, about the nature of these negotiations and our waiver request. Under the indenture for these notes, an event of default would occur if our repayment obligations under the facility accelerate, if the indenture trustee or holders of at least 25% in aggregate principal amount of these notes deliver notice of this potential default and if this default is not cured within 30 days after notice. For additional information on our indebtedness, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Resources”.

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

The ongoing criminal proceeding of and adverse publicity associated with Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline.

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

On January 5, 2006, our board established a special committee to evaluate the circumstances surrounding the indictment of Mr. Cheng. As of March 31, 2009, the special committee was comprised of two independent directors, Messrs. Yeong-Her Wang and Pierre Laflamme. The special committee engaged K&L Gates LLP (formerly Kirkpatrick & Lockhart Preston Gates Ellis LLP) as its independent international legal counsel, Baker & McKenzie as its independent ROC legal counsel, and Ernst & Young (formerly Diwan, Ernst & Young) as its financial advisor to assist in its investigation.

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

On October 1, 2007, the Taipei District Court found Mr. Shih-Jye Cheng not guilty, and on October 22, 2007, the prosecutor appealed the Taipei District Court decision at the Taiwan High Court. The Taiwan High Court held three pre-trial hearings in 2008 and one pre-trial hearing in March 2009. The Court may in its discretion request additional pre-trial hearings. No trial date has been set.

Theoretically, as a result of prosecutor’s appeal, Mr. Cheng may still be convicted of one or more charges in the indictment. In addition, new evidence that leads to additional criminal charges and/or an adverse judgment against Mr. Cheng may be produced during the ongoing criminal investigation, and the special committee may make recommendations to our board in respect of Mr. Cheng’s positions with us or our subsidiaries. However, up to the present, no new evidence or charge has been presented or collected by the prosecutor or the Court. Therefore, we are reasonably confident that the non-guilty judgment for Mr. Cheng will be maintained by the Taiwan High Court. If Mr. Cheng is convicted, or in light of any new developments, the special committee may recommend or our board of directors may otherwise decide that it is in the Company’s best interests that Mr. Cheng no longer serves in all or some of his current capacities with us or our subsidiaries, or if Mr. Cheng resigns as a result of a final adverse judgment rendered against him by the court, or otherwise, the public perception of us may be seriously harmed and we would lose some or all of the services of Mr. Cheng. In addition, if Mr. Cheng is convicted and sentenced to imprisonment, the ROC Financial Supervisory Commission may subject ChipMOS Taiwan or ThaiLin to certain restrictions on financing activities if Mr. Cheng continues to serve as the chairman or president of ChipMOS Taiwan or ThaiLin. Mr. Cheng is very important to our current on-going business operations and our relationships with our customers and financing sources, and our loss of his services due to and any adverse publicity from the trial or conviction of Mr. Cheng or other key personnel could materially and adversely affect our business, reputation and prospects and therefore cause our stock price to decline.

We depend on key customers for a substantial portion of our net revenue and a loss of, or deterioration of the business from, or delayed payment by, any one of these customers could result in decreased net revenue and materially adversely affect our results of operations and financial condition.

We depend on a small group of customers for a substantial portion of our business. In 2008, our five largest customers, collectively accounted for 63% of our net revenue. As part of our strategy, we have been focusing on sales to key customers through long-term service agreements. Beginning in 2008, we also resumed a focus on our business with smaller customers and customers who do not place orders on a regular basis. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net revenue, even as we increase the volume of our business with smaller customers and customers who do not place orders on a regular basis. Any adverse development in our key customers’ operations, competitive position or customer base could materially reduce our net revenue and adversely affect our business and profitability.

ProMOS is an affiliate of Mosel, which, as of March 31, 2009, indirectly owned approximately 13.3% of our outstanding common shares. In March 2008, ProMOS has defaulted on its payment obligations under the long-term service agreement. In November 2008, we entered into a revised subcontracting contract with PoMOS by requiring ProMOS to provide wafers with a value of 80% of the subcontracting fee as collateral. In May 2009, a further revised subcontracting contract was entered into by and between us and ProMOS under which ProMOS provided us with wafer as pledge and Work-In-Process, or WIP and existing finished goods as lien material. Part of ProMOS’ receivables will be recovered through sales of the pledged wafer and lien material back to ProMOS with a discount to market price, and the remaining outstanding accounts receivables will be secured by equipment mortgage under the same contract arrangement. See “Item 4. Information on the Company— Customers”.

In January 2009, Spansion has defaulted on its payment obligations under the long-term service agreement and we have subsequently terminated the long-term service agreement with Spansion on February 19, 2009. On March 1, 2009, Spansion has filed for a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Subsequent to such filing, on March 16, 2009, ChipMOS Taiwan has been elected as the co-chairman of the Unsecured Creditor Committee to represent unsecured creditors in Spansion’s efforts to reorganize its debts under Chapter 11 petition. See “Item 4. Information on the Company— Customers”.

Since semiconductor companies generally rely on service providers with whom they have established relationships to meet their testing and assembly needs for their applications and new customers usually require us to pass a lengthy and rigorous qualification process, if we lose any of our key customers, we may not be able to replace them in a timely manner. We cannot assure you that receivable collection difficulties experienced by us will not occur in the future. If any of our key customers reduces or cancels its orders or terminates existing contractual arrangements, and if we are unable to attract new customers and establish new contractual arrangements with existing or new customers, continue to maintain our relationship with existing smaller customers and effectively utilize our excess capacity, our net revenue could be reduced and our business and results of operations may be materially adversely affected.

Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected.

Our operations are characterized by a high proportion of fixed costs. For memory and mixed-signal semiconductor testing services, our fixed costs represented 70%, 75% and 79% of our total cost of revenue in 2006, 2007 and 2008, respectively. For memory and mixed-signal semiconductor assembly services, our fixed costs represented 24%, 24% and 30% of our total cost of revenue in 2006, 2007 and 2008, respectively. For LCD and other flat-panel display driver semiconductor testing and assembly services, our fixed costs represented 50%, 54% and 57% of our total cost of revenue in 2006, 2007 and 2008, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our testing and assembly equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates can significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In the past, our capacity utilization rates have fluctuated significantly as a result of the fluctuations in the market demand for semiconductors. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected. In addition, we have entered into various long-term assembly and testing services agreements with certain of our customers that may require us to incur significant capital expenditures. If we are unable to achieve high capacity utilization rates for the equipment purchased pursuant to these agreements, our gross margins may be materially and adversely affected.

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

As our industry is highly cyclical and rapidly changing, our capital requirements are difficult to plan. To remain competitive, we may need capital to fund the expansion of our facilities as well as to fund our equipment purchases and research and development activities. As a result of the industry downturn, we incurred a loss of NT$7,270 million (US$222 million) for the year ended December 31, 2008, and had net current liabilities of NT$227 million (US$7 million) as of December 31, 2008, that raise substantial doubt about our ability to continue as a going concern. To meet our liquidity, capital spending and other capital needs, we have taken and plan to take certain measures to generate additional working capital and to save cash. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” and Notes 2 and 22a to our consolidated financial statements contained in this Annual Report on Form 20-F. In negotiations with our bank creditors we have requested a waiver relating to any potential covenant breaches under a syndicated loan facility agreement with Standard Chartered Bank (Hong Kong) Limited as agent and a related guarantee agreement. If a default occurs under these agreements, at the request of a majority of the facility lenders, the entire outstanding facility balance could become immediately due and payable. We have provided written notice to the indenture trustee for our outstanding convertible notes due 2009 and 2011, respectively, about the nature of these negotiations and our waiver request. Under the indenture for these notes, an event of default would occur if our repayment obligations under the facility accelerate, if the indenture trustee or holders of at least 25% in aggregate principal amount of these notes deliver notice of this potential default and if this default is not cured within 30 days after notice.

There can be no assurances that we will be able to successfully accomplish these plans. Even if we successfully accomplish these plans, there can be no assurances that as a result of doing so, or that as a result of steps taken to generate additional working capital and to save cash, we will eventually attain profitable operations or will have sufficient liquidity to finance our ongoing obligations and operations in order to continue as a going concern. Our consolidated financial statements contained in this Annual Report on Form 20-F do not include any adjustments that might result from the outcome of this uncertainty.

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

Any one of these developments could impose substantial financial and administrative burdens on us and hinder our business. We are, from time to time, involved in litigation in respect of intellectual property rights. Any litigation, whether as plaintiff or defendant, is costly and diverts our resources. If we fail to obtain necessary licenses on commercially reasonable terms or if litigation, regardless of the outcome, relating to patent infringement or other intellectual property matters occurs, our costs could be substantially increased to impact our margins. Any such litigation could also prevent us from testing and assembling particular products or using particular technologies, which could reduce our opportunities to generate revenue. For more information on litigation in respect of intellectual property rights, see “Item 8. Financial Information—Legal Proceedings”.

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

The semiconductor testing and assembly business is capital intensive and requires significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor testing and assembly equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain equipment from a limited number of suppliers in a timely and cost-effective manner. We have no binding supply agreements with any of our suppliers and we acquire our testing and assembly equipment on a purchase order basis, which exposes us to changing market conditions and other significant risks. Semiconductor testing and assembly also requires us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers’ orders, which could negatively impact our financial condition and results of operations as well as our growth prospects. Under our long-term service agreement we have entered into with Spansion in September 2005, we have committed to acquire certain wafer sorting testers and probers. Spansion has defaulted on its payment obligations under the long-term service agreement and we have subsequently terminated the long-term service agreement with Spansion on February 19, 2009. Currently, we do not have any other long-term service agreements that require our commitment to acquire additional testing and assembly equipment or facilities, however we can not assure you that such commitment will not be made in the future. See “Item 4. Information on the Company— Customers”.

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

We are subject to the SEC’s reporting obligations, and beginning in our Annual Report on Form 20-F for the year ended December 31, 2006, we have been required by the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report of management on our internal control over financial reporting in our Annual Report on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. Beginning in fiscal year 2007, our independent public registered accounting firm has audited the effectiveness of our internal control over financial reporting. Although our management concluded that our internal controls are effective in this Annual Report on Form 20-F, and our independent public registered accounting firm has rendered its opinion that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria set forth in Internal Control – Integrated Framework issued by the Treadway Commission (COSO), our management may not conclude that our internal controls are effective in the future. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, it may decline to attest to our management’s assessment or may issue an adverse opinion in the future. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares.

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

Currently, most of our net revenue is denominated in NT dollars. Our cost of revenue and operating expenses, on the other hand, are incurred in several currencies, including NT dollars, Japanese yen, US dollars and Renminbi, or RMB. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing and assembly equipment, has been, and is expected to continue to be, denominated in Japanese yen with much of the remainder in US dollars. We also have debt denominated in NT dollars, Japanese yen, US dollars and RMB. During the three months ended March 31, 2009, the US dollars depreciated against the NT dollar by 3.4%. Fluctuations in exchange rates, primarily among the US dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins in NT dollar terms. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar terms. Despite selective hedging and other techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.

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

We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to hire a substantially greater number of skilled employees in connection with our expansion plans. In particular, we depend on a number of skilled employees in connection with our LCD and other flat-panel display driver semiconductor testing and assembly services, and the competition for such employees in Taiwan and Mainland China is intense. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance for any of our executive officers nor do we have employment contracts with any of our executive officers or employees, and, as a result, none of our executive officers or employees is bound by any non-competition agreement. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could affect our ability to provide our services, resulting in reduced net revenue and earnings. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract additional personnel. As of March 31, 2009, 6.9% of the workforce at our facilities is foreign workers employed by us under work permits that are subject to government regulations on renewal and other terms. Consequently, if the regulations in Taiwan relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost, we may be unable to maintain or increase our level of services and may suffer reduced net revenue and earnings.

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

We provide our services in Mainland China through ChipMOS Shanghai, a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Modern Mind. Modern Mind is a company incorporated under the laws of the British Virgin Islands and is wholly-owned by Jesper Limited, a company incorporated under the laws of the British Virgin Islands. While we do not own any equity interest in Modern Mind, we control Modern Mind through our ownership of a demand note issued by Modern Mind, convertible into common shares with a controlling equity interest in Modern Mind at a conversion rate of one common share of Modern Mind for every US$1.00 if repayment is not made when due. Under accounting principles that are applicable to us, Modern Mind is our controlled consolidated subsidiary. In addition, we have obtained from Jesper Limited an irrevocable option to acquire the common shares of Modern Mind then owned by Jesper Limited. Payment under the demand notes is fully and unconditionally guaranteed by Jesper Limited and secured by a pledge agreement in respect of the entire equity interest in Modern Mind and ChipMOS Shanghai. We have also entered into other contractual arrangements with regard to ChipMOS Shanghai. For more information, see “Item 4. Information on the Company—Our Structure and History—MODERN MIND TECHNOLOGY LIMITED and ChipMOS TECHNOLOGIES (Shanghai) LTD.”.

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

In addition, under current applicable ROC regulations, if a company incorporated in the ROC has directly or indirectly invested in a company incorporated outside of the ROC and has controlling power over the management and operations of such non-ROC company, any investment by such non-ROC company in the PRC will constitute an investment by the controlling ROC company that is subject to ROC laws and regulations. As a result, for the purposes of these regulations, any investment (within the meaning of the ROC laws regulating investments in Mainland China) by ChipMOS Bermuda in ChipMOS Shanghai may be deemed to be an investment in Mainland China by Mosel and/or Siliconware Precision, if Mosel and/or Siliconware Precision is determined to have controlling power over our management and operations. While the regulations do not define what constitutes “controlling power over management and operations”, we understand from our ROC special counsel, Lee and Li, that, due to Mosel’s and/or Siliconware Precision’s equity interest in us and representatives on our board of directors, any conversion of the convertible notes or demand notes into shares of Modern Mind or other acquisition of shares of Modern Mind or ChipMOS Shanghai by ChipMOS Bermuda may be deemed an investment in Mainland China by Mosel and/or Siliconware Precision and require approval by the Investment Commission, and be subject to the prohibitions described in the first paragraph of this risk factor. As a result, so long as Mosel and/or Siliconware Precision is deemed to have controlling power over ChipMOS Bermuda’s management and operations, ChipMOS Bermuda may have to choose not to convert its convertible notes or demand notes into common shares of Modern Mind in order to avoid any violations by Mosel and/or Siliconware Precision under these regulations. As a result, any significant ownership of our common shares by Mosel and/or Siliconware Precision could materially and adversely restrict our ability and flexibility in structuring our investment in Mainland China and thereby affect our business prospects.

If Mosel or Siliconware Precision was determined to be in violation of the applicable ROC laws and regulations governing investments in Mainland China, Mosel or Siliconware Precision may be ordered by the Investment Commission to cease such investment activities in Mainland China within a specified period of time and may be subject to a fine of between NT$50 thousand and NT$25 million. Mosel or Siliconware Precision could comply with the order of the Investment Commission either by causing us to terminate our investment activities in Mainland China or by taking actions that will cause Mosel or Siliconware Precision to cease having controlling power over our management and operations. If Mosel or Siliconware Precision does not comply with the order of the Investment Commission, the ROC government can impose on the chairman of Mosel or Siliconware Precision up to two years’ imprisonment, a fine of up to NT$25 million, or both. We cannot provide any assurance that any actions taken by Mosel or Siliconware Precision to address any orders by the Investment Commission will be in the best interest of our other shareholders. Any termination or disposal of ChipMOS Shanghai’s operations in Mainland China could have a material adverse effect on our financial condition, results of operations or prospects, as well as the market price of our common shares.

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

We provide our services in Mainland China through ChipMOS Shanghai, a wholly-owned subsidiary of Modern Mind. While we do not own any equity interest in Modern Mind, we have a controlling interest in Modern Mind through our ownership of a demand note issued by Modern Mind. In 2004, we restructured our control of ChipMOS Shanghai and the way we provide our services in Mainland China through contractual arrangements with Jesper Limited, Modern Mind, and ChipMOS Shanghai. These contractual arrangements, however, may not be as effective in providing control over our Mainland China operations as would direct ownership in ChipMOS Shanghai. See “— The investment in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel or Siliconware Precision violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel or Siliconware Precision as a result of any violation of ROC laws may cause Mosel or Siliconware Precision to decrease its ownership in us significantly or cause Mosel or Siliconware Precision to take other actions that may not be in the best interest of our other shareholders”.

Our ability to direct the operations we conduct through our subsidiaries and affiliated companies that we do not fully own may be limited by legal duties owed to other shareholders of such companies.

Certain of our operations are conducted through companies that we do not fully own. For example, certain current consolidated operations are conducted through ThaiLin, our 42.9% subsidiary as of March 31, 2009, and ChipMOS Shanghai, in which we exercise control without holding any direct or indirect equity interest. We also conduct other activities through our affiliated entities.

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

Any future outbreak of health epidemics and outbreaks of contagious diseases, including avian influenza, Severe Acute Respiratory Syndrome or H1N1 influenza may materially affect our operations and business.

An outbreak of a contagious disease such as avian influenza or Severe Acute Respiratory Syndrome (SARS), and more recently, the New Influenza A (H1N1) or more commonly known as the “swine flu”, for which there is inadequate treatment or no known cure or vaccine, may potentially result in a quarantine of infected employees and related persons, and adversely affect our operations at one or more of our facilities or the operations of our customers or suppliers. We cannot predict at this time the impact of the development of New Influenza A or any future outbreak of other disease could have on our business and results of operations.

We face substantial political risk associated with doing business in Taiwan, particularly due to recent domestic political events and the strained relations between the Republic of China and the People’s Republic of China, that could negatively affect our business and the market price of our common shares.

Our principal executive offices and most of our testing and assembly facilities are located in Taiwan. As a result, our business, financial condition and results of operations and the market price of our common shares may be affected by changes in ROC governmental policies, as well as social instability and diplomatic and social developments in or affecting Taiwan which are outside our control. For example, the ROC has a unique international political status. The PRC government regards Taiwan as a renegade province and does not recognize the legitimacy of the ROC. Although significant economic and cultural relations have been established during recent years between the ROC and the PRC, relations have often been strained. In March 2005, the PRC government enacted an “Anti-Secession Law” codifying its policy of retaining the right to use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by the ROC to accept the PRC’s stated “One China” policy. Past developments related to the interaction between the ROC and the PRC have on occasion depressed the market prices of the securities of Taiwanese or Taiwan-related companies, including our own. Relations between the ROC and the PRC and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common shares.

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

Siliconware Precision and Mosel directly and indirectly owned approximately 14.5% and 13.3% of our common shares as of March 31, 2009, respectively. As the two largest shareholders that own more than 10% of our common shares respectively, Siliconware Precision and Mosel have significant influence over all matters submitted to our shareholders for approval and other corporate actions, such as:

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

In addition, one of our directors, Mr. Hsing-Ti Tuan, also acts as a director of ProMOS, a subsidiary of Mosel. As a result, conflicts of interest between Mr. Tuan’s duty to us and ProMOS and/or Mosel may arise. For an example of such a conflict of interest, see “— Risks Relating to Countries in Which We Conduct Operations—The investment in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel or Siliconware Precision violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel or Siliconware Precision as a result of any violation of ROC laws may cause Mosel or Siliconware Precision to decrease its ownership in us significantly or cause Mosel or Siliconware Precision to take other actions that may not be in the best interest of our other shareholders”. We cannot give any assurances that when conflicts of interest arise, Mr. Tuan will act in our interests, or that conflicts of interest will be resolved in our favor.

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

In 2007, we entered into change in control severance agreements with certain executive officers pursuant to which we agreed to pay certain severance payments if a change in control event (as defined in the change in control severance agreements) occurs and the employment of such executive officer is terminated by our company other than for cause or by such executive officer for good reasons within two years following the occurrence of the change in control event. These changes in control agreements may increase the cost of a party seeking to effect a change in control of our company.

Future sales, pledge or issuance of common shares by us or our current shareholders could depress our share price and you may suffer dilution.

Sales of substantial amounts of shares in the public market, the perception that future sales may occur, or the pledge of a substantial portion of our common shares could depress the prevailing market price of our shares. As of March 31, 2009, we had approximately 84 million shares outstanding, including approximately 48 million shares of which are freely tradable within the United States without restriction or further registration under the Securities Act. Siliconware Precision, Mosel, Trivium Capital Management, LLC and ThaiLin, our four largest shareholders, owned 12,174,998, 11,194,644, 8,612,506 and 5,732,553 common shares as of March 31, 2009, respectively, representing in the aggregate of approximately 44.9 % of our outstanding common shares. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”. As of March 31, 2009, we had US$56 million aggregate principal amount of the 2004 notes outstanding (including US$9 million aggregate principal amount held by ThaiLin, our 42.9% owned consolidated subsidiary) and US$2 million aggregate principal amount of the 2006 notes outstanding. The 2004 notes and the 2006 notes are convertible into our common shares at the conversion price of US$6.28 per share and US$6.85 per share, respectively, in each case the conversion price may be subject to certain adjustments.

Mosel in the past decided to sell a significant portion of our common shares in order to raise funds. On December 9, 2005, we filed a shelf registration statement on Form F-3, pursuant to which we registered for potential offering approximately US$194 million of additional common shares or debt securities convertible into common shares. In June 2006, Mosel sold 6,956,522 common shares through its wholly-owned subsidiary, Giant Haven, under this shelf registration statement. More than three years have elapsed since this registration statement became effective and therefore no further offers or sales of registered shares may be made pursuant to this registration statement. In addition, in March 2007, we issued 12,174,998 common shares pursuant to a share purchase and subscription agreement with ChipMOS Taiwan and Siliconware Precision, and we entered into a registration rights agreement in March 2007 with Siliconware Precision, pursuant to which we granted to Siliconware Precision certain rights to require us to register these common shares for sale under the Securities Act. In July 2007, Mosel sold 8,121,266 common shares through Giant Haven to ProMOS and Powertech Technology, and we then granted Giant Haven, ProMOS and Powertech Technology certain rights to require us to register these common shares for sale under the Securities Act. For a shareholder that is not our affiliate these shares may be resold pursuant to Rule 144 after lapse of the applicable holding period. In 2008, ProMOS failed to meet its payment obligations to ThaiLin. Subsequently in March 2009, ThaiLin acquired 4,060,633 common shares from ProMOS pursuant to its enforcement of the collateral under a Stock Pledge Agreement between ThaiLin and ProMOS dated December 3, 2008. Furthermore, each of Siliconware Precision, Mosel and ThaiLin may be able to sell, in any three-month period, that number of those ChipMOS common shares that each of Siliconware Precision, Mosel and ThaiLin owns, as the case may be, up to the greater of (i) one percent of our outstanding common shares or (ii) the average weekly trading volume of our common shares as reported on the Nasdaq Global Select Market during the four calendar weeks prior to filing a notice under Rule 144(h) for any such sales pursuant to Rule 144(e) under the Securities Act.

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

In addition, the indictment relating to Mr. Hung-Chiu Hu alleges that embezzled funds were used in investments by PacMOS, which, as of March 31, 2009, owned 3.8% of our outstanding common shares. As a result, PacMOS may be ordered by relevant authorities to dispose of its investments made with any embezzled funds, which may result in a sale of our shares by PacMOS. A sale of a significant number of our shares by PacMOS or our other current shareholders could depress our share price.

Conversion of our outstanding convertible notes will dilute the ownership interest of existing shareholders and future issuances of our securities could dilute your ownership.

In November 2004, we issued US$85 million of the 2004 notes, which bear interest at an annual rate of 1.75%. In December 2004, we repurchased and cancelled approximately US$1 million of the 2004 notes. As of March 31, 2009, the 2004 notes are convertible into our common shares at a conversion price of US$6.28, which was adjusted from the initial conversion price of US$7.85 pursuant to the terms of the convertible notes. In September 2006, we issued US$100 million of the 2006 notes, which bear interest at an annual rate of 3.375% and have an initial conversion price of US$6.85 per share, subject to certain adjustments. The conversion of some or all of these convertible notes will dilute the ownership interest of existing shareholders. Any sales in the public market of the common shares issuable upon such conversion could adversely affect prevailing market prices of our common shares. In addition, the existence of these convertible notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common shares. In October 2006, we made an induced conversion offer to the holders of our 2004 notes pursuant to which we offered to each holder, as incentive for such holder to convert its 2004 notes, a cash payment equal to 7% of the principal amount of the 2004 notes converted by such holder. Pursuant to the induced conversion offer, noteholders converted US$7 million in aggregate principal amount of the 2004 notes into 1,114,649 common shares and received from us aggregate cash consideration of approximately US$490 thousand. On November 3, 2006, we repurchased US$6 million in aggregate principal amount of the 2004 notes pursuant to the noteholders’ put option under the indenture. ThaiLin, our 42.9% owned consolidated subsidiary, purchased US$7 million and US$2 million in aggregate principal amount of the 2004 notes in November 2007 and December 2008, respectively. During 2008, ChipMOS Bermuda repurchased the 2004 notes in aggregate principal amount of US$2 million, US$11 million, and US$2 million on August 29, September 9, and December 2, respectively. On November 29, 2007, we repurchased US$1 million in aggregate principal amount of the 2006 notes. On May 23, June 2, June 13, June 17 and June 30, 2008, ChipMOS Bermuda repurchased the 2006 notes in aggregate principal amount US$1 million, US$5 million, US$9 million, US$1 million and US$2 million, respectively. On September 29, 2008, ChipMOS Bermuda repurchased aggregate principal amount US$79 million pursuant to the offer of the put option offered under the indenture. The noteholders of the 2004 and 2006 notes may cause ChipMOS Bermuda to repurchase the notes only upon the occurrence of certain fundamental changes. As of March 31, 2009, we had US$56 million aggregate principal amount of the 2004 notes outstanding (including US$9 million aggregate principal amount held by ThaiLin, our 42.9% owned consolidated subsidiary) and US$2 million aggregate principal amount of the 2006 notes outstanding. The 2004 notes and the 2006 notes are convertible into our common shares at the conversion price of US$6.28 per share and US$6.85 per share, respectively, in each case the conversion price may be subject to certain adjustments. For more information, see Note 14 to our consolidated financial statements contained in this Annual Report on Form 20F. As of March 31, 2009, no other conversion of these convertible notes had taken place.

Item 4.	Information on the Company

Overview of the Company

We believe that we are one of the leading independent providers of semiconductor testing and assembly services. Specifically, we believe that we are one of the leading independent providers of testing and assembly services for LCD and other flat-panel display driver semiconductors in Taiwan and for advanced memory and mixed-signal products in Taiwan and Mainland China. The depth of our engineering expertise and the breadth of our testing and assembly technologies enable us to provide our customers with advanced and comprehensive testing and assembly services. In addition, our geographic presence in Taiwan and Mainland China is attractive to customers wishing to take advantage of the logistical and cost efficiencies stemming from our close proximity to foundries and producers of consumer electronic products in Taiwan and Mainland China. Our production facilities are located in Hsinchu and Tainan, Taiwan and Shanghai, Mainland China.

Our Structure and History

We are a holding company, incorporated in August 2000 under the Companies Act 1981 of Bermuda (as amended) (the “Bermuda Companies Act”), under the name “ChipMOS TECHNOLOGIES (Bermuda) LTD.”. Our principal place of business is located at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China and our phone number is (886) 3 563

3988. We provide most of our services in Taiwan through our wholly-owned subsidiary, ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan, and its subsidiaries and investees. We also provide services in Mainland China through ChipMOS TECHNOLOGIES (Shanghai) LTD., or ChipMOS Shanghai, a wholly-owned subsidiary of MODERN MIND TECHNOLOGY LIMITED, or Modern Mind, which is one of our controlled consolidated subsidiaries. As of March 31, 2009, Siliconware Precision Industries Co., Ltd., or Siliconware Precision, owned approximately 14.5% of our common shares, and Mosel Vitelic Inc., or Mosel, indirectly owned approximately 13.3% of our common shares.

The following chart illustrates our corporate structure and our equity interest in each of our principal subsidiaries and affiliates as of March 31, 2009(1)

(1)	Under ROC Financial Accounting Standards and the regulations of the Taiwan Securities and Futures Bureau, we are required to consolidate the financial results of any subsidiaries in which we hold a controlling interest or voting interest in excess of 50%. From 2004, we consolidated the financial results of ChipMOS Taiwan, ChipMOS Japan, ChipMOS USA, ChipMOS TECHNOLOGIES (H.K.) Limited, or ChipMOS Hong Kong, Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai, ThaiLin, Advanced Micro Chip Technology Co., Ltd. (which was liquidated in October 2004), ChipMOS Logic (which was merged into ThaiLin in December 2005), Chantek (which was merged into ChipMOS Taiwan in November 2005), WWT (which was merged into ChipMOS Logic in April 2004) and First Semiconductor Technology, Inc. (in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and transferred back this interest to First Semiconductor Technology, Inc. on April 29, 2005).
(2)	As of March 31, 2009, 3,899,999 shares of ChipMOS Hong Kong were issued to us and one share was issued to Shih-Jye Cheng, our chairman and chief executive officer, representing 100% of the then issued share capital of ChipMOS Hong Kong. Shih-Jye Cheng holds the one share issued to him as trustee for and on behalf of our company.
(3)	On March 27, 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed to 12,174,998 of our newly issued common shares through a private placement. Following such transaction, on September 14, 2007, we completed a share exchange transaction with ChipMOS Taiwan pursuant to which we exchanged one common share for every 8.4 ChipMOS Taiwan shares. Following the completion of the share exchange transaction, ChipMOS Taiwan became our wholly-owned subsidiary.
(4)	We control Modern Mind through our ownership of a convertible note issued by Modern Mind that may be converted into a controlling equity interest in Modern Mind. We do not currently own any equity interest in Modern Mind. ChipMOS Shanghai is a wholly-owned subsidiary of Modern Mind.

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

On September 14, 2007, we completed a share exchange transaction with ChipMOS Taiwan pursuant to which we exchanged one common share for every 8.4 ChipMOS Taiwan shares. In connection with the share exchange transaction, ChipMOS Bermuda and ChipMOS Taiwan paid in the aggregate NT$ 53 million in cash to purchase fractional shares and shares held by dissenting shareholders, and ChipMOS Bermuda issued 604,124 new common shares. Following the completion of the share exchange transaction, ChipMOS Taiwan became our wholly-owned subsidiary.

ChipMOS TECHNOLOGIES (H.K.) Limited ChipMOS Hong Kong (formerly ChipMOS Far East Limited) was incorporated in Hong Kong in November 2002. It is engaged in semiconductor testing and assembly services and trading of spare parts and tools. Effective May 31, 2005, the name of ChipMOS Far East Limited was changed to ChipMOS TECHNOLOGIES (H.K.) Limited. As of March 31, 2009, we held 100% of the outstanding common shares of ChipMOS Hong Kong.

MODERN MIND TECHNOLOGY LIMITED and ChipMOS TECHNOLOGIES (Shanghai) LTD. Modern Mind was incorporated in the British Virgin Islands in January 2002. Modern Mind conducts its operations through ChipMOS Shanghai, a wholly-owned subsidiary incorporated in Mainland China in June 2002. ChipMOS Shanghai is engaged in wafer testing and semiconductor assembly and testing. We acquired a 100% equity interest in Modern Mind on December 12, 2002, and then transferred it to Jesper Limited on December 31, 2002. In 2003, we acquired from Jesper Limited a convertible note in the amount of US$37.5 million issued by Modern Mind that may be converted into a controlling equity interest in Modern Mind at a conversion rate of one ordinary share of Modern Mind for every US$1.00 if the repayment is not made when due. In 2004, we restructured our control of ChipMOS Shanghai and our Mainland China operations. On July 29, 2004, we replaced the US$37.5 million convertible note previously issued by Modern Mind in its entirety with a US$62.8 million demand note issued by Modern Mind, with the difference representing a US$25 million loan that we extended to Modern Mind from the net proceeds of our July 2004 offering of common shares. In addition, we extended a loan in the aggregate amount of US$50 million to Modern Mind from the net proceeds of our November 2004 convertible debt offering in exchange for demand notes issued by Modern Mind in the same aggregate amount. As of March 31, 2009, the aggregate amount of total loans we extended to Modern Mind was US$130.3 million. The demand notes are convertible at any time into common shares representing, immediately after the conversion, almost 100% of the then outstanding common shares of Modern Mind at a conversion rate of US$1.00 for each common share of Modern Mind. Payment under the demand notes are fully and unconditionally guaranteed by Jesper Limited and secured by a pledge agreement in respect of the entire equity interest in Modern Mind and ChipMOS Shanghai. We have obtained from Jesper Limited an irrevocable option to acquire at any time the common shares of Modern Mind then owned by Jesper Limited.

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

For risks associated with our investment in Mainland China and these contractual arrangements, see “Item 3. Key Information—Risk Factors—Risks Relating to Countries in Which We Conduct Operations—The investments in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel or Siliconware Precision violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel or Siliconware Precision as a result of any violation of ROC laws may cause Mosel or Siliconware Precision to decrease its ownership in us significantly or cause Mosel or Siliconware Precision to take other actions that may not be in the best interest of our other shareholders” and “Item 3. Key Information – Risk Factors—Risks Relating to Countries in Which We Conduct Operations—Our current ownership structure and contractual arrangements with Jesper Limited, Modern Mind and ChipMOS Shanghai may not be effective in providing operational control of our Mainland China operations”.

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

On March 4, 2008, ChipMOS Taiwan made a loan in an amount of NT$145 million (US$4 million) to Taiwan Kolin Co. Ltd., or Kolin, a major shareholder of ThaiLin. The loan is repayable within one year and bears interest at a rate of 4.69% per annum. The loan is secured by a pledge by Kolin of 11 million common shares of ThaiLin. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—ThaiLin Semiconductor Corp.”.

As of March 31, 2009, ChipMOS Taiwan held (excluding the ThaiLin common shares pledged to us in connection with the loan to Kolin) a 42.9% interest in ThaiLin. Mr. S.J. Cheng, our chairman and chief executive officer and the director and chairman of ChipMOS Taiwan, is also a director and the chairman of ThaiLin. In addition, six of the nine directors of ThaiLin are appointed by ChipMOS Taiwan.

As of March 31, 2009, ThaiLin held 5,732,553 of our outstanding shares, corresponding to 6.8% of all of our outstanding shares. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions—ThaiLin Semiconductor Corp.”.

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

Industry Background

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

Semiconductors tested and assembled by us are used in personal computers, graphics applications, such as game consoles and personal digital assistants, or PDAs, communications equipment, such as cellular handsets, and consumer electronic products and display applications, such as flat-panel displays. In 2008, 51.7% our net revenue was derived from testing services for memory and mixed-signal semiconductors, 31.8% from assembly services for memory and mixed-signal semiconductors, and 16.5% from LCD and other flat-panel display driver semiconductor testing and assembly services.

Semiconductor Industry Trends

Growth in the semiconductor industry is largely driven by end-user demand for consumer electronics, communications equipment and computers, for which semiconductors are critical components. Highly cyclical, the worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn at the end of 2000 that was followed by a modest recovery in late 2002. Beginning in the fourth quarter of 2008, the semiconductor industry commenced another downturn that increased in unprecedented severity towards the end of 2008 and is still continuing.

Selected Key Semiconductor Markets

After such time as a recovery occurs in end-user demand for new and improved electronic products and applications that is sufficient to reverse reduced demand trends that began in 2007 and are still continuing, various sectors of the semiconductor industry are in turn expected to benefit from a resumption in growth. These sectors include the memory semiconductor market, and the LCD and other flat-panel display driver semiconductor market.

Memory Semiconductor Market

The potential for memory market growth is linked to anticipated memory content increases in consumer electronics and PC applications (after such time as a recovery occurs in end-user demand for these) due to increasing operating system requirements, increasing use of graphics in gaming and other applications, continued growth of broadband content and a transition to 64-bit PC architecture. The memory market is dominated by two segments—DRAM and flash memory. Potential growth in the DRAM market is expected to be driven by increases in average memory size per PC and PC unit shipment. Flash memory market potential growth is expected to be driven by increasing memory requirements for cellular handsets, digital cameras and digital audio and video devices.

LCD and Other Flat-Panel Display Driver Semiconductor Market

Flat-panel displays are used in applications such as PC monitors, notebook computers, television sets, cellular handsets and digital cameras. Thin-film-transistor LCDs, or TFT-LCDs, account for about three-fourths of the flat-panel display market. The end-user demand for LCD and other flat-panel display driver semiconductor experienced a significant downturn in 2007 and in 2008 that is still continuing.

Mixed-Signal Semiconductor Market

The communications market is one of the main drivers of potential growth in the semiconductor industry. Mixed-signal semiconductors, which are chips with analog functionality covering more than half of the chip area, are largely used in the communications market. The increasing use of digital technology in communications equipment requires chips with both digital and analog functionality for applications such as modems, network routers, switches, cable set-top boxes and cellular handsets. As the size and cost of cellular handsets and other communications-related devices have decreased, components have increased in complexity. Mixed-signal semiconductors, such as LCD controllers and DVD controllers, are also used in consumer electronic products.

Overview of the Semiconductor Manufacturing Process

The manufacturing of semiconductors is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The manufacturing process may be broadly divided into the following stages:

Process	Description
Circuit Design	The design of a semiconductor is developed by laying out circuit patterns and interconnections.

Wafer Fabrication	Wafer fabrication begins with the generation of a photomask, a photographic negative onto which a circuit design pattern is etched or transferred by an electron beam or laser beam writer. Each completed wafer contains many fabricated chips, each known as a die.

Wafer Probe	Each individual die is then electrically tested, or probed, for defects. Dies that fail this test are discarded, or, in some cases, salvaged using laser repair.

Assembly	The assembly of semiconductors serves to protect the die, facilitates its integration into electronic systems and enables the dissipation of heat. The process begins with the dicing of the wafers into chips. Each die is affixed to a leadframe-based or organic substrate-based package. Then, electrical connections are formed, in many cases by connecting the terminals on the die to the inner leads of the package using fine metal wires. Finally, each chip is encapsulated for protection, usually in a molded epoxy enclosure.

Final Test	Assembled semiconductors are tested to ensure that the device meets performance specifications. Testing takes place on specialized equipment using software customized for each application. For memory semiconductors, this process also includes “burn-in” testing to screen out defective devices by applying very high temperatures and voltages on to the memory device.

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

The Semiconductor Industry and Conditions of Outsourcing in Taiwan and Mainland China

Taiwan is one of the world’s leading locations for outsourced semiconductor manufacturing. The semiconductor industry in Taiwan has developed such that the various stages of the semiconductor manufacturing process have been disaggregated, thus allowing for specialization. The disaggregation of the semiconductor manufacturing process in Taiwan permits these semiconductor manufacturing service providers to focus on particular parts of the production process, develop economies of scale, maintain higher capacity utilization rates and remain flexible in responding to customer needs by lowering time-to-market pressure faced by semiconductor companies. There are several leading service providers in Taiwan, each of which offers substantial capacity, high-quality manufacturing, leading semiconductor wafer fabrication, test, assembly and process technologies, and a full range of services. These service providers have access to an educated labor pool and a large number of engineers suitable for sophisticated manufacturing industries. As a result, many of the world’s leading semiconductor companies outsource some or all of their semiconductor manufacturing needs to Taiwan’s semiconductor manufacturing service providers and take advantage of the close proximity among facilities. In addition, companies located in Taiwan are very active in the design and manufacture of electronic systems, which has created significant local demand for semiconductor devices.

Mainland China has emerged as a similarly attractive location for outsourced semiconductor manufacturing. Mainland China is an attractive manufacturing location for electronic products because companies can take advantage of a well-educated yet low-cost labor force, cost savings due to tax benefits and a large domestic market. These factors have driven increased relocation of much of the electronics industry manufacturing and supply chain to Mainland China. An increasing number of global electronic systems manufacturers and contract manufacturers are relocating or have relocated production facilities to Mainland China. We believe that these electronic product manufacturers and contract manufacturers will source an increasing portion of their demand for semiconductors from semiconductor suppliers located in Mainland China in order to reduce production cycle times, decrease costs, simplify supply chain logistics and meet local content requirements. In line with this trend, we have in recent years expanded our operations in Mainland China.

Our Strategy

Our goal is to reinforce our position as a leading independent provider of semiconductor testing and assembly services, concentrating principally on memory, mixed-signal and LCD and other flat-panel display driver semiconductors. The principal components of our business strategy are set forth below.

Focus on Providing Our Services to Potential Growth Segments of the Semiconductor Industry.

We intend to continue our focus on developing and providing advanced testing and assembly services for potential growth segments of the semiconductor industry, such as memory, mixed-signal and LCD and other flat-panel display driver semiconductors. In 2008, our revenue from testing and assembly of semiconductors for these segments accounted for all of our net revenue. We believe that our investments in equipment and research and development in some of these areas allow us to offer a differentiated service from our competition. In order to benefit from the expected resumption of growth in these segments, we intend to continue to invest in capacity to meet the testing and assembly requirements of these key semiconductor market segments.

Continue to Invest in the Research and Development of Advanced Testing and Assembly Technologies.

We believe that our ability to progressively provide more advanced testing and assembly services to customers is critical to our business. In addition, advanced semiconductor testing and assembly services typically have the potential to generate higher margins due to the greater expertise required and the more sophisticated technologies used. We will continue to invest in the research and development of advanced testing and assembly technologies. For example, we are expanding our capabilities in fine-pitch BGA and the testing and assembly of COFs. We have also introduced fine-pitch COF based on our proprietary technology and COG testing and assembly services for LCD and other flat-panel display driver semiconductors.

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

In 2008, we spent approximately 2.5% of our net revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of March 31, 2009, our research and development team comprised 262 persons.

Build on Our Strong Presence in Taiwan and Expand Our Operations Outside Taiwan.

We intend to build on our strong presence in key centers of semiconductor and electronics manufacturing to grow our business. Currently, most of our operations are in Taiwan, one of the world’s leading locations for outsourced semiconductor manufacturing. This presence provides us with several advantages. First, our proximity to other semiconductor companies is attractive to customers who wish to outsource various stages of the semiconductor manufacturing process. Second, our proximity to many of our suppliers, customers and the end-users of our customers’ products enables us to be involved in the early stages of the semiconductor design process, enhances our ability to quickly respond to our customers’ changing requirements and shortens our customers’ time-to-market. Third, we have access to an educated labor pool and a large number of engineers who are able to work closely with our customers and other providers of semiconductor manufacturing services.

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

Through ChipMOS Taiwan, ThaiLin and ChipMOS Shanghai, we are able to offer vertically integrated services for a broad range of products, including memory, mixed-signal and LCD and other flat-panel display driver semiconductors. We believe that these affiliations, which offer complementary technologies, products and services as well as additional capacity, will continue to enhance our own development and expansion efforts into new and potential growth markets. We intend to establish new alliances with leading companies and, if suitable opportunities arise, engage in merger and acquisition activities that will further expand the services we can provide.

Focus on Increasing Sales through Long-Term Agreements with Key Customers as well as Business with Smaller Customers.

From time to time, we strategically agree to commit a portion of our testing and assembly capacity to certain of our customers. We intend to continue focus on increasing sales to key customers through long-term capacity agreements. The customers with which we currently have long-term agreements include a reputable mixed-signal customer based in the US. See “— Customers” below for a more detailed discussion of these long-term agreements.

Recent global market and economic conditions have been unprecedented and challenging with tight credit conditions and recession in most major economies continuing into 2009. Beginning in 2008, we also resumed our focus on our business with smaller customers or customers who do not place orders on a regular basis. We believe that the dual focused strategy would assist us to be better prepared for the current economic volatility and ensure maximum utilization rate of our capacity and help us to develop closer relationships with all types of our customers.

Principal Products and Services

The following table presents, for the periods shown, revenue by service segment as a percentage of our net revenue.

	Year ended December 31,
	2006	2007	2008
Testing

Memory testing revenue	43.0%	46.1%	48.4%

Mixed-signal testing revenue	2.9	2.7	3.3

Total testing revenue	45.9	48.8	51.7

Assembly

Memory assembly revenue	30.6	32.1	27.0

Mixed-signal assembly revenue	1.7	2.2	4.8

Total assembly revenue	32.3	34.3	31.8

LCD and other flat-panel display driver semiconductor testing and assembly revenue	21.8	16.9	16.5

Total net revenue	100.0%	100.0%	100.0%

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

The following diagram presents the basic components of a standard leadframe-based package for memory semiconductors:

To address the market for miniaturization of portable electronic products, we are currently developing and will continue to develop increasingly smaller versions of leadframe-based packages to keep pace with continually shrinking semiconductor device sizes. Our advanced leadframe-based packages generally are thinner and smaller, have more leads and have advanced thermal and electrical characteristics when compared to traditional packages. As a result of our continual product development, we offer leadframe-based packages with a wide range of lead counts and sizes to satisfy our customers’ requirements.

The following table presents our principal leadframe-based packages, including the number of leads in each package, commonly known as lead-count, a description of each package and the end-user applications of each package.

Package	Lead-count	Description	End-User Applications
Plastic Leaded Chip Carrier (PLCC)	32-44	Package with leads on four sides used in consumer electronics products in which the size of the package is not vital	Copiers, printers, scanners, personal computers, electronic games, monitors

Plastic Dual-in-line Package (PDIP)	16-56	Package with insertion leads on longer sides used in consumer electronics products	Electronic games, monitors, copiers, printers, audio and video products, personal computers

Thin Small Outline Package I (TSOP I)	28-56	Designed for high volume production of low lead-count memory devices, including flash memory, SRAM and MROM	Notebook computers, personal computers, still and video cameras and standard connections for peripherals for computers

Thin Small Outline Package II (TSOP II)	24-86	Designed for memory devices, including flash memory, SRAM, SDRAM and DDR DRAM	Disk drives, recordable optical disk drives, audio and video products, consumer electronics, communication products

Quad Flat Package (QFP)	44-208	Flat structure with 4-sided peripheral leads designed for SRAM, graphic processors, personal computer chipsets and mixed-signal devices	Wireless communication products, notebook computers, personal computers, consumer electronics

Quad Flat No Lead (QFN)	8-72	Thermal enhanced quad flat no lead package providing small footprint (chip scale), light weight with good thermal and electrical performance	Wireless communication products, notebook computers, PDAs, consumer electronics

Low-Profile Quad Flat Package (LQFP)	80-128	Low-profile and light weight package designed for ASICs, digital signal processors, microprocessors/controllers, graphics processors, gate arrays, SSRAM, SDRAM, personal computer chipsets and mixed-signal devices	Wireless communication products, notebook computers, digital cameras, cordless/radio frequency devices

Thin Quad Flat Package (TQFP)	64-128	Designed for lightweight portable electronics requiring broad performance characteristics and mixed-signal devices	Notebook computers, personal computers, disk drives, office equipment, audio and video products and wireless communication products

Small Outline Package (SOP)	8-44	Designed for low lead-count memory and logic semiconductors, including SRAM and micro-controller units	Personal computers, consumer electronics, audio and video products, communication products

Multi-Chip Package (TSOP with organic substrate)	24-86	Our patented design for memory devices, including SRAM, DRAM and SDRAM	Notebook computers, personal computers, disk drives, audio and video products, consumer products, communication products

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

Our organic substrate-based packages employ a fine-pitch BGA design, which uses a plastic or tape laminate rather than a leadframe and places the electrical connections, or leads, on the bottom of the package rather than around the perimeter. The fine-pitch BGA format was developed to address the need for the smaller footprints required by advanced memory devices. Benefits of ball grid array assembly over leadframe-based assembly include:

•	smaller size;

•	smaller footprint on a printed circuit board;

•	better electrical signal integrity; and

•	easier attachment to a printed circuit board.

The following diagram presents the basic component parts of a fine-pitch BGA package:

The following table presents the ball-count, description and end-user applications of organic substrate-based packages we currently assemble:

Package	Connections	Description	End-User Applications
Mini BGA	36-208	Low-cost and space-saving assembly designed for low input/output count, suitable for semiconductors that require a smaller package size than standard BGA	Memory, analog, flash memory, ASICs, radio frequency devices, personal digital assistants, cellular handsets, communication products, notebook computers, wireless systems

Fine-Pitch BGA	54-84	Our patented design for DRAM products that require high performance and chip scale package (CSP)	Notebook computers, cellular handsets, global positioning systems, personal digital assistants, wireless systems

Very Thin Fine-Pitch BGA	48-176	Similar structure of Mini BGA package with thinner and finer ball pitch that is designed for use in a wide variety of applications requiring small size, high reliability and low unit cost	Handheld devices, notebook computers, disk drives, wireless and mobile communication products

Land Grid Array (LGA)	44-53	Thinner and lighter assembly designed essential to standard BGA without solder balls, suitable for applications that require high electrical performance	Disk drives, memory controllers, wireless, mobile communication products

Multi-Chip BGA	36-208	Designed for assembly of two or more memory chips (to increase memory density) or combinations of memory and logic chips in one BGA package	Notebook computers, digital cameras, personal digital assistants, global positioning systems, sub-notebooks, board processors, wireless systems

Stacked-Chip BGA	66-208	Designed for assembly of two or more memory chips or logic and memory chips in one CSP, reducing the space required for memory chips	Cellular handsets, digital cameras, personal digital assistants, wireless systems, notebook computers, global positioning systems

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

The number of our customers as of March 31, in each of 2007, 2008 and 2009, respectively, was 130, 90 and 90. Our top 15 customers in terms of revenue in 2008 were (in alphabetical order):

Cypress Semiconductor Corp.

Elite Semiconductor Memory Technology Inc.

Etron Technology, Inc.

FIDELIX CO., LTD.

Himax Technologies, Inc.

ILI TECHNOLOGY CORP.

Integrated Circuit Solution Inc.

Macronix International Co., Ltd.

Micron Semiconductor Asia Pte. Ltd.

MStar Semiconductor Inc.

Novatek Microelectronics Corp., Ltd.

Powerchip Semiconductor Corp.

ProMOS Technologies Inc.

Standard Microsystems Corp.

Spansion LLC

In 2006, our largest customer was ProMOS, our second-largest customer was Powerchip Semiconductor Corp., or Powerchip, and our third-largest customer was Himax, accounting for 27%, 14% and 11% of our net revenue, respectively. In 2007, our largest customer was ProMOS, our second-largest customer was Spansion and our third-largest customer was Powerchip, accounting for approximately 29%, 16% and 10% of our net revenue, respectively. In 2008, our largest customer was Spansion, our second-largest customer was ProMOS, and our third-largest customer was Novatek, accounting for approximately 23%, 18% and 9% of our net revenue, respectively.

The majority of our customers purchase our services through purchase orders and provide us three-month non-binding rolling forecasts on a monthly basis. The price for our services is typically agreed upon at the time when a purchase order is placed.

In 2006 and 2007, we strategically entered into or extended certain long-term agreements with some of our key customers, including a reputable mixed-signal customer based in the US, under which we reserved capacity for the customers primarily and the customer committed to place orders in the amount of the reserved capacity (which is subject in certain cases to reduction by the customer).

Pursuant to the long-term service agreement we have entered into with ProMOS in July 2007, ProMOS agreed to provide us with six month rolling forecast on testing and assembly service orders to be placed to us, and ProMOS guarantees that such orders will represent no less than certain percentage of ProMOS’ total production volume of these products (excluding OEM products). In January 2008, at the request of ProMOS, we agreed to permit ProMOS to defer payment of aggregate service fees of NT$450 million (US$14 million) to February 15, 2009. The deferred service fees, bore an interest at a rate of 4.69% per annum, were recorded as long-term accounts receivables as of December 31, 2007, which were paid in full by ProMOS in March and April 2008. In March 2008, ProMOS failed to place orders in the amount of the reserved capacity and failed to meet its payment obligations under the long-term service agreement. In November 2008, we entered into a revised subcontracting contract with ProMOS by requiring ProMOS to provide wafers with a value of 80% of the subcontracting fee as collateral. In May 2009, a further revised subcontracting contract was entered into by and between us and ProMOS under which ProMOS provided us with wafer as pledge and Work-In-Process, or WIP and existing finished goods as lien material. Part of ProMOS’ receivables will be recovered through sales of the pledged wafer and lien material back to ProMOS with a discount to market price, and the remaining outstanding accounts receivables will be secured by equipment mortgage under the same contract arrangement. As of December 31, 2008, ProMOS owed the Company NT$809 million (US$25 million). ProMOS had repaid to us NT$195 million (US$6 million) of this amount by March 31, 2009. NT$584 million (US$18 million) of allowance of the foregoing receivables was reserved as of December 31, 2008. Currently all of the service fees payable to us by ProMOS are via cash on delivery. See Note 19 to our consolidated financial statements contained in this Annual Report on Form 20-F.

Pursuant to the long-term service agreement we have entered into with Spansion in September 2005, Spansion agreed to provide us with six month rolling forecast on testing and assembly service orders to be placed to us. In January 2009, Spansion has defaulted on its payment obligations under the long-term service agreement and we have subsequently terminated the long-term service agreement with Spansion on February 19, 2009. Our service fee receivable from Spansion in connection with its default amounted to NT$1,539 million (US$47 million). Full amount of allowance of the foregoing doubtful receivables was reserved as of December 31, 2008. Currently all of the service fees payable to us by Spansion are via cash on delivery. On March 1, 2009, Spansion has filed for a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Subsequent to such filing, on March 16, 2009, ChipMOS Taiwan has been elected as the co-chairman of the Unsecured Creditor Committee to represent unsecured creditors in Spansion’s efforts to reorganize its debts under Chapter 11 petition.

Beginning in 2008, we also resumed a focus on our business with smaller customers and customers who do not place orders on a regular basis.

The following table sets forth, for the periods indicated, the percentage breakdown of our net revenue, categorized by geographic region based on the jurisdiction in which each customer is headquartered.

	Year ended December 31,
	2006	2007	2008
Taiwan	78%	72%	60%

United States	15	21	34

Korea	3	3	3

Japan	3	1	1

Hong Kong SAR	1	1	— (1)

Others	— (1)	2	2

Total	100%	100%	100%

(1)	Less than 1%.

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

Sales and Marketing

We maintain sales and marketing offices in Taiwan, Hong Kong, Japan, Mainland China and the United States. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan, Japan, Korea and the United States, mixed-signal semiconductors in Taiwan, Japan and the United States, LCD and other flat-panel display driver semiconductors in Japan, Taiwan, Hong Kong and Mainland China, and module manufacturing in Taiwan and Mainland China. As of March 31, 2009, our sales and marketing efforts were primarily carried out by teams of sales professionals, application engineers and technicians, totaling 35 staff members. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

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

We have appointed a non-exclusive sales agent for promoting our services for memory semiconductors in the United States, Japan and Korea. Our sales agent helps us promote and market our services, maintain relations with our existing and potential customers and communicate with our customers on quality, specific requirements and delivery issues. We generally pay our sales agent a commission of 1.5% to 3% of our revenue from services for memory semiconductors in the United States, Japan and Korea. In 2006, 2007 and 2008, we paid approximately NT$36 million, NT$25 million and NT$12 million (US$366 thousand), respectively, in commissions to our sales agent.

Research and Development

We believe that research and development is critical to our future success. In 2006, 2007 and 2008, we spent approximately NT$275 million, or 1%, NT$322 million, or 1% and NT$436 million (US$13 million), or 3%, respectively, of our net revenue on research and development. We intend to sustain these efforts.

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

As of March 31, 2009, we employed 262 employees in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

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

As of March 31, 2009, we employed 348 personnel for our quality control activities. Our quality control staff typically includes engineers, technicians and other employees who monitor testing and assembly processes in order to ensure high quality. We employ quality control procedures in the following critical areas:

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

As a result of our ongoing focus on quality, in 2008, we achieved monthly assembly yields of an average of 99.97% for our memory and mixed-signal assembly packages, 99.89% for our COF packages and 99.75% for our COG packages. The assembly yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped back to customers divided by the number of individual integrated circuits that are attached to leadframes or organic substrate.

Raw Materials

Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our memory and mixed-signal semiconductor assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the LCD and other flat-panel display driver semiconductor testing and assembly process include carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 13%, 15% and 17% of our net revenue in 2006, 2007 and 2008, respectively.

We do not maintain large inventories of leadframes, organic substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately one month’s production based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, since the commencement of economic downturn in second quarter of 2008, due to the volatility of the semiconductor market, several of our principal suppliers have also ceased to stock inventories to be reserved to meet its customers’ production requirements. Instead, our suppliers now require longer lead time for delivery of our supply orders. Despite shortages in the supply of materials, the prices of raw materials have decreased compared to prior to the economic downturn. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—If we are unable to obtain raw materials and other necessary inputs from our suppliers in a timely and cost-effective manner, our production schedules would be delayed and we may lose customers and growth opportunities and become less profitable” for a discussion of the risks associated with our raw materials purchasing methods. For example, with the exception of aluminum bags and inner and outer boxes, which we acquire from local sources, the raw materials used in our TCP/COF process and for modules are obtained from a limited number of Japanese suppliers.

Competition

The independent testing and assembly markets are very competitive. Our competitors include large IDMs with in-house testing and assembly capabilities and other independent semiconductor testing and assembly companies, especially those offering vertically integrated testing and assembly services, such as Advanced Semiconductor Engineering Inc., Amkor Technology, Inc., International Semiconductor Technology Ltd., King Yuan Electronics Co., Ltd., Powertech Technology Inc., Siliconware Precision, STATS ChipPAC Ltd. and United Test and Assembly Center Ltd. We believe that the principal measures of competitiveness in the independent semiconductor testing industry are:

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

IDMs that use our services continually evaluate our performance against their own in-house testing and assembly capabilities. These IDMs may have access to more advanced technologies and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency and lower costs while maintaining an equivalent or higher level of quality for three reasons:

•	first, we offer a broader and more complex range of services as compared to the IDMs, which tend to focus their resources on improving their front-end operations;

•	second, we generally have lower unit costs because of our higher utilization rates and thus enabling us of operationing at a more cost-effective structure compared to the IDMs; and

•	finally, we offer a wider range of services in terms of complexity and technology.

Intellectual Property

As of March 31, 2009, we held 443 patents in Taiwan, one patent in the United Kingdom, one patent in France, one patent in Germany, 43 patents in the United States and 53 patents in the People’s Republic of China relating to various semiconductor testing and assembly technologies. These patents will expire at various dates through to August 2027. As of March 31, 2009, we also had a total of 109 pending patent applications in the United States, 215 in Taiwan, and 209 in the People’s Republic of China. In addition, we have registered “ChipMOS” and its logo and “InPack” as trademarks in Taiwan, and “ChipMOS” and its logo as trademarks in the United States, the People’s Republic of China, Singapore, Hong Kong, Korea, Japan and in the European Community.

We expect to continue to file patent applications where appropriate to protect our proprietary technologies. We may need to enforce our patents or other intellectual property rights or to defend ourselves against claimed infringement of the rights of others through litigation, which could result in substantial costs and a diversion of our resources. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Disputes over intellectual property rights could be costly, deprive us of technologies necessary for us to stay competitive, render us unable to provide some of our services and reduce our opportunities to generate revenue” and “Item 8. Financial Information—Legal Proceedings”.

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

On June 3, 2006, ChipMOS Taiwan entered into a license agreement with Sharp Corporation, or Sharp, pursuant to which we acquired a perpetual license to use TCP testing and assembly technology for a lump sum royalty payment of 10 million Japanese yen (approximately US$87 thousand), which we paid in July 2006. This license agreement superseded the previous license agreement with Sharp entered into in February 2000 pursuant to which Sharp licensed to us TCP-related technology and intellectual property rights for five years starting from February 10, 2000 for a royalty fee based on the service fees paid to us by our customers. Our royalty obligations under the February 2000 license agreement were fully paid.

On April 12, 2007, ChipMOS Bermuda entered into an assignment agreement with ChipMOS Taiwan, pursuant to which ChipMOS Taiwan assigned and transferred fifty percent of the title to, ownership of and interest in all of the technologies and intellectual property it owned as of that date to ChipMOS Bermuda for a purchase price of US$6.4 million, which was paid in full in June 2007.

Government Regulations

As discussed above under “— Intellectual Property”, governmental regulation of our intellectual property may materially affect our business. The failure to protect our property rights would deprive us of our ability to stay competitive in the semi-conductor industry. Our intellectual property rights are protected by the relevant patent and intellectual property agencies of the European Community, United States, the People’s Republic of China, Singapore, Hong Kong, Korea, Japan and Taiwan.

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

We will continue to implement programs, measures and related training to reduce industrial waste, save energy and control pollution. In 2001, ChipMOS Taiwan completed a lead-free process control program, which offers a lead-free method in a semiconductor package, a lead-free plating, a lead-free solder ball and a lead-free reliability method and specification. In 2005,

ChipMOS Shanghai completed a similar lead-free process control program. In 2003 and 2008, ChipMOS Taiwan and ChipMOS Shanghai obtained Green Partner certification from Sony Corporation of Japan, respectively. The Green Partner program requires external suppliers to meet SONY’s Green Partner requirements. Standardizing on green, “environmentally friendly” products, production facilities and management systems, which has become an industry trend and to many companies, becoming a key criteria in selection of their service providers.

Insurance

We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damages due to all risks, including but not limited to, fire, lightning and earthquakes. The maximum coverage of property insurance for ChipMOS Taiwan and ThaiLin is approximately NT$53,626 million and NT$3,507 million, respectively. ChipMOS Shanghai also maintains property insurance policies for a maximum coverage of approximately RMB862 million.

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

Facilities

We provide testing services through our four facilities in Taiwan and one facility in Shanghai, with one facility at each of the following locations: Chupei, the Hsinchu Industrial Park, the Hsinchu Science Park, the Southern Taiwan Science Park and the Shanghai Qingpu Industrial Zone. We provide assembly services through our facility at the Southern Taiwan Science Park and our facility at the Shanghai Qingpu Industrial Zone. We own the land for our Hsinchu Industrial Park testing facility and Chupei facility and possess the land use right to the land on which our Shanghai Qingpu Industrial Zone facility is located until 2052, and, we lease two parcels of land for our Hsinchu Science Park testing facility with lease expiration in year 2017 and 2026, respectively, and Southern Taiwan Science Park facility with lease expiration in year 2017.

In March 2002, Modern Mind entered into a cooperation agreement with the Shanghai Qingpu Industrial Zone Development Group Company under which Modern Mind has agreed to construct a permanent wholly-owned facility in the Shanghai Qingpu Industrial Zone to provide testing and assembly services. Modern Mind commenced construction of the facility in Shanghai in June 2002 and moved into the new facility in August 2005, with the grand opening of the new facility in November 2005. Modern Mind currently offers testing and assembly services of memory semiconductors. In connection with the Shanghai operations, Modern Mind has invested US$130 million in ChipMOS Shanghai for the facility and related equipment.

On August 24, 2004, we, through ThaiLin and ChipMOS Taiwan, entered into an agreement for the acquisition of certain testing and assembly assets of FICTA, including 52 testers, 133 wire bonders, machinery, equipment, raw materials, spare parts and related patents.

In December 2004, we sold our Kaohsiung testing facility to Radiant Opto-Electronics Corporation.

The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of March 31, 2009.

Location of Facility	Primary Use	Floor Area (m2)	Principal Equipment
Chupei, Hsinchu	Wafer Testing/Gold Bumping	25,954	4 steppers 11 sputters 264 testers

Hsinchu Industrial Park, Taiwan	Testing	27,124	139 testers 56 burn-in ovens

Hsinchu Science Park, Taiwan	Testing/Module	40,294	128 testers 94 burn-in ovens

Southern Taiwan Science Park, Taiwan	Assembly/Testing	109,676	433 wire bonders 124 inner-lead bonders 193 testers

Shanghai Qingpu Industrial Zone, Mainland China	Assembly/Testing	66,817	17 testers 158 wire bonders 19 burn-in ovens

Equipment

Testing of Memory and Mixed-Signal Semiconductors

Starting Second quarter of 2008, several of our principal suppliers have required us to give them more lead-time for delivery of supplies to us as they reduced inventory level since economic downturn.

Testing equipment is the most capital-intensive component of the memory and mixed-signal semiconductors testing business. Upon the acquisition of new testing equipment, we install, configure, calibrate and perform burn-in diagnostic tests on the equipment. We also establish parameters for the testing equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of March 31, 2009, we operated 741 testers for testing memory and mixed-signal semiconductors. We generally seek to purchase testers with similar functionality that are able to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Advantest Corporation, Verigy Ltd. and Credence Systems Corporation.

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

Assembly of Memory and Mixed-Signal Semiconductors

The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. and Kulicke & Soffa Industries Inc. As of March 31, 2009, we operated 591 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.

Gold Bumping, Testing and Assembly of LCD and Other Flat-Panel Display Driver Semiconductors

We acquired TCP-related equipment from Sharp to begin our TCP-related services. We subsequently purchased additional TCP-related testers from Yokogawa Electric Corp. and Advantest Corporation and assembly equipment from Shibaura Mechatronics Corp., Athlete FA Corp. and Sharp Takaya Electronics Corp. As of March 31, 2009, we operated 4 steppers and 11 sputters for gold bumping and 124 inner-lead bonders for assembly and 193 testers for LCD and other flat-panel display driver semiconductors. We are currently in the process of purchasing additional testing equipment. The testing equipment can be used for the TCP, COF and COG processes, while the inner-lead bonders are only used in the TCP and COF processes. The same types of wafer grinding, auto wafer mount and die saw equipment is used for the TCP, COF and COG processes. In addition, auto inspection machines and manual work are used in the COG process, which is more labor-intensive than the TCP and COF processes.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report on Form 20-F. We intend to and are able to take actions required for the Company to continue as a going concern. Our consolidated financial statements contained in this Annual Report on Form 20-F therefore have been prepared to reflect the assumption that we will continue as a going concern.

We incurred a loss of NT$7,270 million (US$222 million) for the year ended December 31, 2008, and had net current liabilities of NT$227 million (US$7 million) as of December 31, 2008, that raise substantial doubt about our ability to continue as a going concern. Our plans with respect to addressing these matters generally include generating additional working capital and saving cash by:

•	negotiation with bank creditors for the extension of repayment terms of bank loans;

•	negotiation with the holders of our convertible notes due 2009 for extension of repayment date or restructuring our convertible notes due 2009;

•	raising new investment capital, either in the form of equity or loans; and

•	reorganization of our businesses.

Our plans with respect to addressing these matters and steps that we have taken and plan to take to generate additional working capital and to save cash are discussed in greater detail under “—Liquidity and Capital Resources” and Notes 2 and 22a to our consolidated financial statements contained in this Annual Report on Form 20-F.

There can be no assurances that we will be able to successfully accomplish these plans. Even if we successfully accomplish these plans, there can be no assurances that as a result of doing so, or that as a result of steps taken to generate additional working capital and to save cash, we will eventually attain profitable operations or will have sufficient liquidity to finance our ongoing obligations and operations in order to continue as a going concern. Our consolidated financial statements contained in this Annual Report on Form 20-F do not include any adjustments that might result from the outcome of this uncertainty.

Overview

We provide a broad range of back-end testing services, including wafer probing and final testing of memory and mixed-signal semiconductors. We also offer a broad selection of leadframe-based and organic substrate-based package assembly services for memory and mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. In addition, we provide gold bumping, testing and assembly services for LCD and other flat-panel display driver semiconductors by employing TCP, COF and COG, technologies. In 2008, our consolidated net revenue was NT$17,010 million (US$519 million) and our net loss was NT$7,270 million (US$222 million).

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

The following key trends are important to understanding our business:

Capital Intensive Nature of Our Business. Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous acquisitions of testing and assembly equipment and facilities. Our profitability depends in part not only on absolute pricing levels for our services, but also on capacity utilization rates for our testing and assembly equipment. In particular, increases or decreases in our capacity utilization rates could significantly affect our gross margins since the unit cost of testing and assembly services generally decreases as fixed costs are allocated over a larger number of units. Due to the global credit and financial market crisis, we have experienced decrease in our capacity utilization rates for our testing and assembly equipment during 2008 and therefore decrease in our gross margins.

The current generation of advanced testers typically cost between US$2 million and US$5 million each, while wire bonders used in assembly typically cost approximately US$65 thousand each and inner-lead bonders for TCP and COF assembly cost approximately US$300 thousand each and COG chip sorters cost approximately US$140 thousand each. We begin depreciating our equipment when it is placed into commercial operation. There may be a time lag between the time when our equipment is placed into commercial operation and when it achieves high levels of utilization. In periods of depressed semiconductor industry conditions, we may experience lower than expected demand from our customers and a sharp decline in the average selling prices of our testing and assembly services, resulting in an increase in depreciation expenses relative to net revenue. In particular, the capacity utilization rates for our testing equipment may be severely adversely affected during a semiconductor industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, or IDMs, which typically maintain larger in-house testing capacity than in-house assembly capacity.

Highly Cyclical Nature of the Semiconductor Industry. Highly cyclical, the worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn beginning in the fourth quarter of 2000 that was followed by a recovery in early 2003. The significant decrease in market demand for semiconductors that began in 2000 adversely affected our results of operations for 2001 and 2002. Beginning in the fourth quarter of 2008, the semiconductor industry commenced another significant downturn which continued and increased in severity towards the end of 2008 and is still continuing. The significant decrease in market demand for semiconductors during such period adversely affected our results of operations for 2008. During periods of decreased demand for assembled semiconductors, some of our customers may forego, delay or simplify final testing of certain types of semiconductors, such as DRAM, which may further decrease demand and average selling prices for our services and intensify our difficulties.

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

To offset the effects of decreasing average selling prices, we will continue to seek to:

•	improve production efficiency and attain high capacity utilization rates;

•	concentrate on testing of potentially high-demand, high-growth semiconductors;

•	develop new assembly technologies; and

•	implement new technologies and platforms to shift into potentially higher margin services.

Market Conditions for the End-User Applications for Semiconductors. Market conditions in the semiconductor industry, to a large degree, track those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors that we test and assemble may reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Our net revenue is largely attributable to fees from testing and assembling semiconductors for use in personal computers, consumer and portable electronic products, display applications and communications equipment. The markets for these products are intensely competitive, and a significant decrease in demand puts pricing pressure on our testing and assembly services and negatively affects our earnings. The oversupply of DRAM products in the second half of 2007 and the weak demand in the DRAM market in 2008 and in the first quarter of 2009 resulted in significant reductions in the price of DRAM products, which in turn drove down the average selling prices for our testing and assembly services for DRAM products in the second half of 2007, 2008 and the first quarter of 2009.

Change in Product Mix. Declines in average selling prices have been partially offset over the last three years by a change in our revenue mix. In particular, revenue from testing and assembly of LCD and other flat-panel display driver semiconductors and 12-inch wafer processing have increased as a percentage of our total net revenue over the 2006 to 2008 period. We intend to continue focusing on testing and assembling more semiconductors that have the potential to provide higher margins and developing and offering new technologies in testing and assembly services, in order to mitigate the effects of declining average selling prices on our ability to attain profitability.

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

On August 15, 2005, ThaiLin entered into a merger agreement with ChipMOS Logic, whereby ChipMOS Logic agreed to be merged into ThaiLin, with ThaiLin as surviving entity. Under the merger agreement, shareholders of ChipMOS Logic received one common share of ThaiLin in exchange for 2.8 common shares of ChipMOS Logic. The transaction closed on December 1, 2005, and as of March 31, 2009, ChipMOS Taiwan held a 42.9% interest in ThaiLin.

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

	Year ended December 31,
	2006	2007	2008	2008
	NT$	NT$	NT$	US$
	(in millions)
Testing

Memory	$8,759.5	$10,856.2	$8,226.9	$251.1

Mixed-signal	580.6	646.2	560.1	17.1

Total testing	9,340.1	11,502.4	8,787.0	268.2

Assembly

Memory	6,240.2	7,576.0	4,591.1	140.2

Mixed-signal	349.4	523.6	826.6	25.2

Total assembly	6,589.6	8,099.6	5,417.7	165.4

LCD and other flat-panel display driver semiconductor testing and assembly	4,445.5	3,995.6	2,805.5	85.6

Total	$20,375.2	$23,597.6	$17,010.2	$519.2

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

Most of our customers do not place purchase orders far in advance and our contracts with customers generally do not require minimum purchases of our products or services. Our customers’ purchase orders have varied significantly from period to period because demand for their products is often volatile. We have strategically entered into long-term capacity agreements with some of our customers. Under certain of those long-term agreements, we have agreed to reserve capacity for our customers and our customers have agreed to place orders in the amount of the reserved capacity (which is subject in certain cases to reduction by the customers). As part of our strategy, we intend to enter into additional long-term capacity agreements in the future if this approach continues to represent a potential growth opportunity for our business. Depending on customer demands, market conditions and other considerations, we may explore opportunities to expand our operations outside Taiwan and Mainland China in connection with possible future long-term capacity agreements.

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

We offer volume discounts to all customers who purchase large quantities of our services and special discounts to customers who use our vertically integrated services. On a case by case basis, we also may offer special payment terms, including longer payment cycles, to key customers during downturns in the market so as to retain business from such key customers.

Revenue Recognition

We generally recognize our revenue upon shipment of tested and assembled semiconductors to locations designated by our customers, including our internal warehouse for customers using our warehousing services. Revenue from product sales is recognized when risks of ownership are transferred to customers, generally upon shipment of the products. We submit invoices at the time of shipment or delivery and generally require customers to pay within 60 days after the last day of the month during which the invoice was sent, except that we require Spansion and ProMOS, our largest and second largest customers, to pay by cash upon delivery. We experienced significant collection problems for our services in connection with NT$277 million of receivables from Ultima. We received from Ultima 4,250,000 and 4,190,000 shares of Ultima Technology Corp. (BVI) common stock on September 24 and December 18, 2004, respectively, as collateral for the outstanding receivables. We provided an allowance of NT$194 million and NT$83 million for these doubtful receivables in 2004 and 2005 respectively. These doubtful receivables were fully written off during 2006. In April 2007, we settled the civil proceedings related to these doubtful receivables with Ultima for NT$700 thousand and recorded such amount as other income.

In January 2008, at the request of ProMOS, we agreed to permit ProMOS to defer payment of aggregate service fees of NT$450 million (US$ 14 million) to February 15, 2009. The deferred service fees, which were paid in full by ProMOS in March and April 2008, bore interest at a rate of 4.69% per annum, and were recorded as long-term accounts receivables as of December 31, 2007. We also experienced collection problems for our receivables in connection with NT$578 million (US$18 million) of receivables from ProMOS. Full amount of allowance of the foregoing doubtful receivables was reserved as of December 31, 2008. Currently all of the services fees payable to us by ProMOS are via cash on delivery. See “Item 4. Information on the Company — Customers”.

We also experienced collection problems for our services in connection with NT$1,539 million (US$47 million) of receivables from Spansion. Full amount of allowance of the foregoing doubtful receivables was reserved as of December 31, 2008. Currently all of the service fees payable to us by Spansion are via cash on delivery. See “Item 4. Information on the Company — Customers”.

We have not experienced other significant collection problems for our services.

Related Party Revenues

In 2006, 2007 and 2008, 28%, 29% and 18%, respectively, of our net revenue were derived from related parties. While we believe that our transactions with related parties were entered into on an arm’s length basis, we extended them favorable payment terms, as discussed in the preceding paragraph. See “Item 7. Major Shareholders and Related Party Transactions” for more information concerning our related party transactions.

Geography and Currency

The majority of our net revenue is generated from customers headquartered in Taiwan, which represented 78%, 72% and 60% of our net revenue in 2006, 2007 and 2008, respectively. We also generate net revenue from customers in the United States, Korea, Japan and other countries. Our service fees and revenue are generally denominated in the currency of the jurisdiction in which our facilities are located, for example NT dollars for our Taiwan operations and RMB for our Mainland China operations. As we generate most of our net revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 23 to our consolidated financial statements contained in this Annual Report on Form 20-F and “Item 11. Quantitative and Qualitative Disclosure about Market Risk — Market Risks — Foreign Currency Exchange Rate Risks” for certain information on our exchange rate risks.

Cost of Revenue and Gross Profit (Loss)

Our cost of revenue consists primarily of the following: depreciation and amortization expenses, raw material costs, and labor and overhead expenses, which primarily include expensable equipments, sub-contracting fees and rental expenses. Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of testing and assembly equipment and facilities, including our investment in our Mainland China operations. Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. As of March 31, 2009, we had 741 testers, 169 burn-in ovens, 591 wire bonders, 124 inner-lead bonders, four steppers and 11 sputters. We use inner-lead bonders for the assembly of LCD and other flat-panel display driver semiconductors using TCP or COF technology, and wire bonders for TSOP, BGA, and some other package assembly technologies. Our average capacity utilization rate for testing of memory and mixed-signal semiconductors was 86% in 2006, 78% in 2007 and 65% in 2008. Our average capacity utilization rate for assembly of memory and mixed-signal semiconductors was 75% in 2006, 86% in 2007 and 63% in 2008. In addition, our average capacity utilization rate for LCD and other flat-panel display driver semiconductor testing and assembly was 79% in 2006, 71% in 2007 and 52% in 2008.

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

The following table sets forth, for the periods indicated, our gross profit (loss) and our gross profit (loss) margin as a percentage of net revenue.

	Year ended December 31,
	2006	2007	2008	2008
	NT$	NT$	NT$	US$
	(in millions)
Gross profit (loss):

Testing

Memory	$3,779.3	$4,200.6	$746.6	$22.8

Mixed-signal	(0.4)	174.4	114.0	3.5

Total testing	3,778.9	4,375.0	860.6	26.3

Assembly

Memory	1,430.0	1,452.5	(245.5)	(7.5)

Mixed-signal	18.4	19.7	(78.4)	(2.4)

Total assembly	1,448.4	1,472.2	(323.9)	(9.9)

LCD and other flat-panel display driver semiconductor testing and assembly	894.5	306.3	(496.4)	(15.2)

Total	$6,121.8	$6,153.5	$40.3	$1.2

Gross profit (loss) margin:

Testing

Memory	43.1%	38.7%	9.1%	9.1%

Mixed-signal	(0.1)	27.0	20.4	20.4

Total testing	40.5	38.0	9.8	9.8

Assembly

Memory	22.9	19.2	(5.3)	(5.3)

Mixed-signal	5.3	3.8	(9.5)	(9.5)

Total assembly	22.0	18.2	(6.0)	(6.0)

LCD and other flat-panel display driver semiconductor testing and assembly	20.1	7.7	(17.7)	(7.7)

Overall	30.0%	26.1%	0.2%	0.2%

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

General and Administrative

General and administrative expenses consist of salaries and related expenses for executive, finance and accounting, and management information systems personnel, professional service fees, and other corporate expenses. They also include stock-based compensation that is expensed using the intrinsic value-based method and fair value method. See “Item 6. Directors, Senior Management and Employees—Share Option Plan and Share Appreciation Rights Plan” for more information concerning our share option plan. We expect general and administrative expenses to increase in absolute terms as we add personnel and incur additional expenses related to the growth of our business and operations, particularly our Mainland China operations.

Other Income (Expenses), Net

Our other income principally consists of interest income, foreign exchange gains, warehouse space rental revenue, gains on sale of investments, gains on disposal of property, plant and equipment, fair value gains on financial assets, gain on disposal of land use right and gains on embedded derivative. In 2008, our other income included certain interest income paid by Kolin under a loan repayable to ChipMOS Taiwan in March 2009 that bears interest at a rate of 4.69% per annum. The loan is secured by a pledge by Kolin of 11 million common shares of ThaiLin. See “Item 7. Major Shareholders and Related Party Transactions—Related Party

Transactions—ThaiLin Semiconductor Corp.”. Our other expenses principally consist of interest expense, investment losses recognized by equity method, fair value loss on financial assets, financing costs, impairment losses, losses on disposal of property, plant and equipment, loss on embedded derivative, loss on redemption of convertible notes and foreign exchange losses.

Minority Interests and Interest in Bonuses Paid by Subsidiaries

Minority interests represent the portion of our income that is attributable to the shareholding in our consolidated subsidiaries that we do not own. In 2006 and 2007, our minority interests were attributable to the minority interests owned by Siliconware Precision and other investors in ChipMOS Taiwan prior to the completion of the share exchange transaction between ChipMOS Bermuda and ChipMOS Taiwan on September 14, 2007, and the public shareholders’ interest in ThaiLin. Since ChipMOS Taiwan became our wholly-owned subsidiary as a result of the completion of the share exchange transaction we entered into with ChipMOS Taiwan, we expect minority interests to be substantially less in future periods.

Interest in bonuses paid by subsidiaries represents our portion of ChipMOS Taiwan’s and ThaiLin’s distributable earnings that are appropriated as bonuses to employees and remuneration to directors and supervisors of ChipMOS Taiwan and ThaiLin, as required by ROC regulations and ChipMOS Taiwan’s and ThaiLin’s articles of incorporation. ChipMOS Taiwan and ThaiLin paid bonuses to directors, supervisors and employees of NT$242 million and NT$74 million, respectively, in 2006, NT$391 million and NT$82 million, respectively, in 2007 and NT$387 million (US$12 million) and NT$58 million (US$2 million) in 2008. Please see “— US GAAP Reconciliation” for a discussion of the significant impact such bonuses had on our net income under US GAAP.

Net Income

Our net income was NT$2,121 million and NT$2,219 million in 2006 and 2007 and net loss was NT$7,270 million (US$222 million) in 2008, respectively. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things. For additional information on factors that will affect our future performance, see “Item 3. Key Information—Risk Factors”.

Results of Operations

The following table presents selected operating data as a percentage of net revenue for the periods indicated:

	Year ended December 31,
	2006	2007	2008
ROC GAAP:

Net revenue	100.0%	100.0%	100.0%

Cost of revenue	70.0	73.9	99.8

Gross profit margin	30.0	26.1	0.2

Operating expenses:

Research and development	1.3	1.4	2.5

Sales and marketing	0.5	0.4	13.9

General and administrative	4.0	4.5	5.2

Total operating expenses	5.8	6.3	21.6

Income (loss) from operations	24.2	19.8	(21.4)

Other expenses, net	(1.1)	(2.8)	(19.3)

Income (loss) before income tax, minority interests and interest in bonuses paid by subsidiaries(1)	23.1	17.0	(40.7)

Income tax expense	(3.1)	(3.3)	(0.7)

Income (loss) before minority interests and interest in bonuses paid by subsidiaries	20.0	13.7	(41.4)

Minority interests	(8.8)	(3.1)	0.8

Interest in bonuses paid by subsidiaries(1)	(0.8)	(1.2)	(2.1)

Net income (loss)	10.4%	9.4%	(42.7)%

(1)	Refers to bonuses to directors, supervisors and employees.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Revenue. Our net revenue decreased by NT$6,588 million, or 28%, to NT$17,010 million (US$519 million) in 2008 from NT$23,598 million in 2007.

Net revenue from testing services for memory and mixed-signal semiconductors decreased by NT$2,715 million, or 24%, to NT$8,787 million (US$268 million) in 2008 from NT$11,502 million in 2007, mainly due to a decrease in net revenue from testing services for memory semiconductors. Net revenue from testing services for memory semiconductors decreased by NT$2,629 million, or 24%, to NT$8,227 million (US$251 million) in 2008 from NT$10,856 million in 2007, principally due to decreased capacity utilization rates and lower average selling price for DRAM products. Revenue for testing services for mixed-signal semiconductors decreased by NT$86 million, or 13%, to NT$560 million (US$17 million) in 2008 from NT$646 million in 2007, principally due to decreased capacity utilization rates.

Net revenue from assembly services for memory and mixed-signal semiconductors, which includes from assembly services for memory and mixed-signal semiconductors and revenue from our memory module manufacturing business, decreased by NT$2,682 million, or 33%, to NT$5,418 million (US$165 million) in 2008 from NT$8,100 million in 2007. This decrease was primarily the result of a decrease in net revenue from assembly services for memory semiconductors. Net revenue from assembly services for memory semiconductors decreased by NT$2,985 million, or 39%, to NT$4,591 million (US$140 million) in 2008 from NT$7,576 million in 2007, primarily as a result of decreased capacity utilization rate and lower average price for DDR II SDRAM products. Net revenue from assembly services for mixed-signal semiconductors increased by NT$303 million, or 58%, to NT$827 million (US$25 million) in 2008 from NT$524 million in 2007, principally as resulted from higher customer demand.

Net revenue from LCD and other flat-panel display driver semiconductor testing and assembly services decreased by NT$1,191 million, or 30%, to NT$2,805 million (US$86 million) in 2008 from NT$3,996 million in 2007. This decrease was principally as a result of the weak demand for LCD and other flat-panel display products in 2008, which in turn led to decrease capacity utilization rates as well as decreased average selling prices for services.

Cost of Revenue and Gross Margin. Cost of revenue decreased by NT$474 million, or 3%, to NT$16,970 million (US$518 million) in 2008 from NT$17,444 million in 2007, primarily due to the net effect of increase in leasing expense of NT$878 million (US$27 million) and a decrease of expensable equipment of NT$224 million (US$7 million), direct material and direct labor by NT$603 million (US$18 million) and NT$332 million (US$10 million), respectively. Leasing expense increased due to the increase of leased machinery. Direct material decreased principally as result of decline of capacity utilization rate.

Our gross profit decreased to NT$40 million (US$1 million) in 2008 from NT$6,154 million in 2007. Our gross margin was 0.2% in 2008, compared to 26% in 2007.

Our gross margin for testing services for memory and mixed-signal semiconductors decreased to 10% in 2008 from 38% in 2007, primarily due to lower capacity utilization rate, which decreased to 65% in 2008 from 78% in 2007.

Our gross margin for assembly services for memory and mixed-signal semiconductors decreased to negative 6% in 2008 from 18% in 2007 primarily due to a pricing pressure resulted from the decreasing pricing of end products.

Our gross margin for LCD and other flat-panel display driver semiconductor testing and assembly services decreased significantly to negative 18% in 2008 from 8% in 2007, primarily as a result of a decrease in capacity utilization rate from 71% in 2007 to 52% in 2008 as well as decreased average selling price for our services.

Research and Development Expenses. Research and development expenses increased by NT$114 million, or 35%, to NT$436 million (US$13 million) in 2008 from NT$322 million in 2007. This increase was primarily due to higher salary expenses associated with an increase in research and development personnel. We currently expect our research and development expenses will increase in the future to our focus on research and development projects relating to advanced applications, such as multi-chip package for DDR III SDRAM, low temperature assembly technologies for LCD driver IC, fine pitch LCD driver IC testing and assembly technologies, and frequency identification (RFID) logistics management system implementation.

General and Administrative Expenses. General and administrative expenses decreased by NT$184 million, or 17%, to NT$886 million (US$27 million) in 2008 from NT$1,070 million in 2007, primarily due to decreased salary and fringes for the cost saving program.

Sales and Marketing Expenses. Sales and marketing expenses increased by NT$2,265 million, or 2,311%, to NT$2,363 million (US$72 million) in 2008 from NT$98 million in 2007, primarily due to an increase of NT$2,282 million (US$70 million) in bad debt. The increase in bad debt was primarily due to the full allowance made on outstanding receivables from Spansion and ProMOS.

Other Expenses, Net. Other expenses, net increased by NT$2,618 million, or 391%, to NT$3,287 million (US$100 million) in 2008 from NT$669 million in 2007. This increase was primarily due to the impairment loss on goodwill of NT$917 million (US$28 million) and impairment loss on property, plant and equipment of NT$1,599 million (US$49 million) recognized in 2008. The significant increase in impairment loss in 2008 was primarily due to a decreased estimated future cash inflow from the use of the related property, plant and equipment and resulted in the recoverable amount of the property, plant and equipment being lower than its carrying amount.

Income (loss) Before Income Tax, Minority Interests and Interest in Bonuses to Directors, Supervisors and Employees Paid by Subsidiaries. As a result of the foregoing, income before income tax, minority interests and interests in bonuses to directors, supervisors and employees paid by subsidiaries decreased by 274% to a loss of NT$6,930 million (US$212 million) in 2008 from an income of NT$3,993 million in 2007.

Income Taxes. Income tax expenses decreased by NT$647 million, or 84%, to NT$121 million (US$4 million) in 2008 from NT$768 million in 2007, primarily due to a significant increase in loss before income tax in 2008.

Minority Interests. In 2008, our minority interests’ share of loss of ThaiLin amounted to NT$143 million (US$4 million), compared to minority interests’ share of income of ChipMOS Taiwan and ThaiLin of NT$720 million in 2007.

Interest in Bonuses paid by Subsidiaries. Interest in bonuses paid by subsidiaries increased by 27% to NT$362 million (US$11 million) in 2008 from NT$286 million in 2007 primarily as a result of ChipMOS Taiwan becoming a wholly-owned subsidiary in September 2007.

Net Income. As a result of the foregoing, our net loss was NT$7,270 million (US$222 million) in 2008 compared to a net income NT$2,219 million in 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Revenue. Our net revenue increased by NT$3,223 million, or 16%, to NT$23,598 million in 2007 from NT$20,375 million in 2006.

Net revenue from testing services for memory and mixed-signal semiconductors increased by NT$2,162 million, or 23%, to NT$11,502 million in 2007 from NT$9,340 million in 2006, mainly due to an increase in net revenue from testing services for memory semiconductor. Net revenue from testing services for memory semiconductors increased by NT$2,096 million, or 24%, to NT$10,856 million in 2007 from NT$8,760 million in 2006, principally due to increased capacity, which was partially offset by lower average selling prices for our DRAM products and decreased capacity utilization rates. Net revenue from testing services for mixed-signal semiconductors increased by NT$65 million, or 11%, to NT$646 million in 2007 from NT$581 million in 2006, principally due to increased capacity and increased capacity utilization rates.

Net revenue from assembly services for memory and mixed-signal semiconductors, which includes revenue from assembly services for memory and mixed-signal semiconductors and revenue from our memory module manufacturing business, increased by NT$1,510 million, or 23%, to NT$8,100 million in 2007 from NT$6,590 million in 2006. This increase was primarily the result of an increase in net revenue from assembly services for memory semiconductors. Net revenue from assembly services for memory semiconductors increased by NT$1,336 million, or 21%, to NT$7,576 million in 2007 from NT$6,240 million in 2006, primarily as a result of increased capacity and increased sales of products with higher average selling prices, such as certain BGA packages for DDR II SDRAM products. Net revenue from assembly services for mixed-signal semiconductors increased by NT$175 million, or 50%, to NT$524 million in 2007 from NT$349 million in 2006, principally as a result of the increased capacity utilization rate that resulted from higher customer demand, particularly in the third quarter of 2007.

Net revenue from LCD and other flat-panel display driver semiconductor testing and assembly services decreased by NT$450 million, or 10%, to NT$3,996 million in 2007 from NT$4,446 million in 2006. This decrease was principally as a result of the weak demand for LCD and other flat-panel display products in 2007, which in turn led to decreased capacity utilization rates as well as decreased average selling prices for our services.

Cost of Revenue and Gross Margin. Cost of revenue increased by NT$3,191 million, or 22%, to NT$17,444 million in 2007 from NT$14,253 million in 2006, primarily due to the increased overhead expenses of NT$2,342 million. Overhead expenses increased principally as a result of an increase in depreciation expenses, an increase in rental expenses, as well as an increase in re-tooling and equipment spare part expenses that resulted from our change in product mix.

Our gross profit increased to NT$6,154 million in 2007 from NT$6,122 million in 2006. Our gross margin was 26% in 2007, compared to 30% in 2006.

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

Research and Development Expenses. Research and development expenses increased by NT$47 million, or 17%, to NT$322 million in 2007 from NT$275 million in 2006. This increase was primarily due to higher salary expenses associated with an increase in research and development personnel. We currently expect our research and development expenses will increase in the future due to our focus on research and development projects relating to advanced applications, such as multi-chip packages for DDR III SDRAM, low temperature assembly technologies for LCD driver IC, fine pitch LCD driver IC testing and assembly technologies, and radio frequency identification (RFID) logistics management system implementation.

General and Administrative Expenses. General and administrative expenses increased by NT$257 million, or 32%, to NT$1,070 million in 2007 from NT$813 million in 2006, primarily due to higher salary expenses that resulted from an increase in general and administrative personnel, as well as increased utilities expenses.

Sales and Marketing Expenses. Sales and marketing expenses decreased by NT$9 million, or 8%, to NT$98 million in 2007 from NT$107 million in 2006, primarily due to a decrease of NT$11 million in commission expenses. The decrease in commission expenses was mainly a result of our strategy to focus on increasing sales to key customers through long-term agreements.

Other Expenses, Net. Other expenses, net increased by NT$446 million, or 200%, to NT$669 million in 2007 from NT$223 million in 2006. This increase was primarily due to the increase in our interest expenses to NT$865 million in 2007 from NT$399 million in 2006. The significant increase in interest expenses in 2007 was primarily due to the full-year effect of interest on the 2006 notes.

Income Before Income Tax, Minority Interests and Interest in Bonuses to Directors, Supervisors and Employees Paid by Subsidiaries. As a result of the foregoing, income before income tax, minority interests and interest in bonuses to directors, supervisors and employees paid by subsidiaries decreased by 15% to NT$3,993 million in 2007 from NT$4,703 million in 2006.

Income Taxes. Income tax expenses increased by NT$132 million, or 21%, to NT$768 million in 2007 from NT$636 million in 2006, primarily due to a significant decrease in loss carry forwards and income tax credits.

Minority Interests. Minority interests decreased by NT$1,079 million, or 60%, to NT$720 million in 2007 from NT$1,799 million in 2006, primarily as a result of ChipMOS Taiwan becoming our wholly-owned subsidiary in September 2007.

Interest in Bonuses paid by subsidiaries. Interest in bonuses paid by subsidiaries increased by 92% to NT$286 million in 2007 from NT$149 million in 2006 mainly due to increase in bonuses paid by ChipMOS Taiwan and the increase in our share of such bonus, as ChipMOS Taiwan became a wholly-owned subsidiary in 2007.

Net Income. As a result of the foregoing, our net income increased by NT$98 million to NT$2,219 million in 2007 from NT$2,121 million in 2006.

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

Under ROC GAAP, the significant accounting policies are set forth in Note 2 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F. The significant accounting policies that require us to make estimates and assumptions about the effect of matters that are inherently uncertain are discussed below. In connection with the reconciliation of our consolidated financial statements to US GAAP, there are no additional accounting policies that we believe are critical to us except as described below under “— Convertible Notes” and “— Share-Based Compensation”.

Allowance for Doubtful Receivables and Sales Returns

Our accounts receivable balance on our balance sheet is affected by our allowances for doubtful accounts and sales returns, which reflect our estimate of the expected amount of the receivables that we will not be able to collect and our estimate of the expected amount of sales returns.

Our determination of the allowance for doubtful receivables is based on our determination of two different types of reserves. The first type of reserve involves an individual examination of available information regarding any customer that we have reason to believe may have an inability to meet its financial obligations. For these customers, we use our judgment, based on the available facts and circumstances, and record a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received. The second type of reserve is a general reserve established for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change, our estimates of the recoverability of amounts due to us could be reduced by a material amount. As of December 31, 2008, we provided NT$2,163 million (US$66 million) for the first type of reserve and NT$163 million (US$5 million) for the second type of reserve. For the first type of reserve, we reserved NT$1,539 million (US$47 million) and NT$584 million (US$18 million) for Spansion and ProMOS, respectively. See “Item 4. Information on the Company—Customers”.

Our determination of the allowances for sales returns as of the end of any quarter is based upon calculating an average historical return rate, usually based on the previous three quarters, and multiplying this by the revenue of that quarter. As of December 31, 2008, we provided NT$107 million (US$3 million) for the allowance of sales returns.

The allowance we set aside for doubtful receivables and sales returns was NT$161 million as of December 31, 2006, NT$260 million as of December 31, 2007 and NT$2,433 million (US$74 million) as of December 31, 2008. The allowances as of December 31, 2006, 2007 and 2008 represented 3%, 5% and 62%, respectively, of our accounts receivable and other receivables as of those dates. The allowance in 2006, 2007 and 2008 reflected a reduction of NT$884 thousand, NT$5 million and NT$2,292 million (US$70 million), respectively, in accounts receivable and other receivables that was charged to sales and marketing expenses. If we were to change our estimate of the allowance for doubtful receivables and sales returns either upward or downward 10%, our operating income would be affected by NT$4 million (US$122 thousand) for 2008.

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

In 2006, 2007 and 2008, we reserved NT$20 million, NT$8 million and NT$99 million (US$3 million) of inventory valuation allowance, primarily due to the market price of tested and assembled DRAM and SDRAM inventory was below cost. In addition, we reserved NT$88 million in 2006, NT$56 million in 2007 and NT$3 million (US$92 thousand) in 2008 for identified slow-moving inventories.

As of December 31, 2008, we recorded NT$102 million (US$3 million) of inventory valuation allowances. If the prevailing market price of our testing and assembly services had been 10% lower, we would have been required to recognize a valuation allowance of approximately NT$98 million (US$3 million) in 2008 and would have decreased our inventory value by 9.8% and increased our net loss by 1.4%, respectively.

Valuation Allowance for Deferred Tax Assets

When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent, if any, that it is more likely than not that deferred tax assets will not be realized. We record an income tax expense or benefit in our statement of operations when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible or the investment tax credits may be utilized. Specifically, our valuation allowances are impacted by our expected future revenue growth and profitability, tax holidays, alternative minimum tax, and the amount of tax credits that can be utilized within the statutory period. In determining the amount of valuation allowance for deferred tax assets as of December 31, 2008, we considered past performance, the general outlook of the semiconductor industry, future taxable income and prudent and feasible tax planning strategies.

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

As of December 31, 2006, 2007 and 2008, the ending balance for valuation allowances were NT$1,079 million, and NT$834 million and NT$1,823 million (US$56 million), respectively.

Impairment Loss of Long-Lived Assets

Under ROC GAAP, we record impairment losses on long-lived assets used in operations if events and circumstances indicate that the assets might be impaired and the recoverable amounts of the assets of the cash-generating unit are less than the carrying amounts of those items. Assumptions about the recoverable amounts of the long-lived assets require significant judgment on our expected cash flow. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value. Our management periodically reviews the carrying value of our long-lived assets and this review is based upon our projections of anticipated future cash flows.

In determining whether any impairment charges were necessary for the property, plant and equipment and other assets as of December 31, 2008, we have assumed that the semiconductor industry will continue to experience market weakness for the next two years. Based upon our assumption of the market condition in the semiconductor industry and our other assumptions in our internal budget, for the purpose of determining whether any impairment charges are necessary as of December 31, 2008, we estimate that our discounted future cash flows are smaller than our other property, plant and equipment and other assets. This indicated that these long-lived assets may be impaired. If our current estimates of future cash flows had decreased, those cash flows would have been less than the reported amount of long-lived assets, and we would have been required to recognize additional impairment loss that would have significantly increased our net loss before taxes.

Under US GAAP, an impairment loss is recognized when the carrying amount of an asset or a group of assets is not recoverable from the expected future cash flows and the impairment loss is measured as the difference between the fair value and the carrying amount of the asset or group of assets. The impairment loss is recorded in earnings and cannot be reversed subsequently. Long-lived assets (excluding goodwill) held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Based on the assessment of our management, in 2008, we recognized NT$220 million (US$7 million) and NT$1,603 million (US$49 million) of impairment loss for long-term investments and other long-lived assets under ROC GAAP and US GAAP, respectively.

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

Under ROC GAAP, goodwill recorded from the acquisition of ChipMOS Taiwan and ThaiLin is evaluated for impairment on an annual basis. Based on our most recent evaluation, the fair value calculated by using the discounted future cash flows was lower than the associated carrying value. According to management’s analysis incorporing the declining market capitalization in 2008, as well as the significant market deterioration and economic uncertainties impacting expected future demand management concluded that the entire goodwill balance of NT$917 million (US$28 million) was impaired, we recognized a non-cash impairment charge of approximately NT$917 million (US$28 million) for the year ended December 31, 2008 to write-off the entire carrying value of goodwill.

Under US GAAP, the measurement of impairment of goodwill consists of two steps. In the first step, the fair value of the reporting unit is compared to its carrying value. In connection with the preparation of the financial statements for the year ended December 31, 2008, management made a determination of the fair value of the two reporting units. Fair value is determined using a combination of an income approach, which estimate fair value based upon future revenue, expenses and cash flows discounted to their present value, and a market approach, which estimates fair value using market multiples to various financial measures compared to a set of comparable public companies listed on Taiwan Stock Exchange. Management concluded the estimated fair values of the reporting units were less than their net book value. Accordingly, the guidance in US Statement of Financial Accounting Standards (“SFAS”) No. 142 requires a second step to determine the implied fair value of the Company’s goodwill, and to compare it to the carrying value of the Company’s goodwill is adopted. Second step includes valuing all of the tangible and intangible assets and liabilities of the reporting unit as if it had been acquired in a business combination, including valuing all of its intangible assets even if they were not currently recorded to determine the implied fair value of goodwill. Based on management’s analysis incorporating the declining market capitalization in 2008, as well as the significant market deterioration and economic uncertainties impacting expected future demand, management concluded that the entire goodwill balance of NT$969 million (US$ 30 million) was impaired.

Convertible Notes

Under US GAAP, we are required to account for the conversion option in the 2004 notes and the 2006 notes as derivative liabilities in accordance with SFAS No. 133 “Accounting For Derivative Instruments And Hedging Activities” and Emerging Interpretation Task Force (“EITF”) Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock”. The discount attributable to the issuance date aggregate fair value of the conversion option, totaling NT$1,199 million, is amortized using the effective interest method over the terms of the 2004 notes and the 2006 notes.

The change in fair value on revaluation of the embedded derivative liabilities represents the difference between the fair value of the embedded derivative liabilities at the beginning of the reporting period and their fair value at the end of the reporting period. We are required to record the change in fair value as a loss or gain on embedded derivative liabilities in determining our net income under US GAAP. As of December 31, 2008, the fair value of the embedded derivative liabilities was nil.

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

Under ROC GAAP, we are required to bifurcate and separately account for embedded put and call option features contained in our convertible notes issued after 2005 in accordance with SFAS No. 34 “Financial Instruments: Recognition and Measurement”. We issued the 2006 notes in September 2006 and carried the embedded put and call option features of the 2006 notes on the balance sheet at fair value with gains and losses reflected in our earnings. For more information, see Notes 25l and 26i to our consolidated financial statements contained in this Annual Report on Form 20-F.

Share-Based Compensation

Under US GAAP, we are required to account for our employee share option plans under the fair-value-based method and to recognize share-based compensation arrangements as expenses in the consolidated statements of operations, in accordance with SFAS No. 123(R) “Share-Based Payments”, which became effective for the first interim period beginning after December 15, 2005. The determination of the fair value of our share options on the date of grant under the Black Scholes Option Pricing Model is affected by the price of our common shares and assumptions of a number of variables, including the risk-free interest rate, the expected life of the options, the estimated fair value of our common shares and the expected price volatility of our common shares over the term of the options. In 2008, the share-based compensation expense amounted to NT$287 million (US$9 million), which was taken into account when determining our net income and shareholders’ equity under US GAAP for the year ended December 31, 2008.

Prior to adopting SFAS No. 123(R), share-based compensation arrangements were accounted for under Accounting Principles Board Opinion No. 25, which utilized an intrinsic value approach in recognizing compensation expense. Under ROC GAAP and prior to January 1, 2008, we accounted for our share-based compensation arrangements under the intrinsic value method. Commencing January 1, 2008, we adopted ROC SFAS No. 39 “Share-based Payment”. After the adoption of SFAS No. 39, our share-based compensation has been measured at the fair value of the options at grant date using an option valuation model. For more information, see Notes 2, 25m and 26h to our consolidated financial statements contained in this Annual Report on Form 20-F.

Senior Management’s Discussion with the Audit Committee

Our management has discussed the critical accounting policies described above with the audit committee of our board of directors and the audit committee has reviewed our disclosure relating to the critical accounting policies in this section.

Impact of Foreign Currency Fluctuations and Governmental or Political Factors

For a discussion of the impact of foreign currency fluctuations and governmental economics, fiscal. monetary or political policies or factors that may directly or indirect impact us, see “Item 3, Key Information—Risks Factors—Risks Relating to Our Business—Fluctuations in exchange rate could result in foreign exchange losses” and “Item 3, Key Information—Risks Factors—Risks Relating to Countries in Which We Conduct Operations”.

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short- and long-term loans and cash flow from operations. As of December 31, 2008, our primary sources of liquidity were cash and cash equivalents (excluding restricted cash and cash equivalents) of NT$6,652 million (US$203 million), short-term loans of NT$6,802 million (US$208 million) available to us in undrawn facilities, which have expired or will expire before 2009, and long-term loans of NT$5,475 million (US$167 million) available to us in undrawn facilities, which have expired or will expire before December 2013.

As a result of the industry downturn, we incurred a loss of NT$7,270 million (US$222 million) for the year ended December 31, 2008, and had net current liabilities of NT$227 million (US$7 million) as of December 31, 2008, that raise substantial doubt about our ability to continue as a going concern. To meet our liquidity, capital spending and other capital needs, our plans include taking certain steps discussed below:

•	negotiation with bank creditors for the extension of repayment terms of bank loans;

•	negotiation with the holders of our convertible notes due 2009 for extension of repayment date or restructuring our convertible notes due 2009;

•	raising new investment capital, either in the form of equity or loans; and

•	reorganization of our businesses.

ChipMOS Taiwan requested and received from its bank creditors loan repayment extensions and modifications of certain terms on its loans due from 2009 to 2013. Key extended repayment terms and conditions include: agreement by ChipMOS Taiwan to set aside NT$50 million per month with Bank of Taiwan for repayment of bank loans; agreement by all the banks that have loans due from ChipMOS Taiwan in 2009 to 2013, to not unilaterally foreclose and seize any machinery, property or deposits of ChipMOS Taiwan; and agreement by these banks to waive any penalties that might have to be imposed on the Company in case of breach under the original loan agreements. This loan repayment schedule is further discussed under Note 22a to our consolidated financial statements contained in this Annual Report on Form 20-F. Although there can be no assurances that as a result of this loan repayment schedule extension we will eventually attain profitable operations or will have sufficient liquidity to finance our ongoing obligations and operations, we believe that this extension significantly improves our cash position and reduces our net current liabilities.

In negotiations with our bank creditors we have requested a waiver relating to any potential covenant breaches under a syndicated loan facility agreement with Standard Chartered Bank (Hong Kong) Limited as agent and a related guarantee agreement. If a default occurs under these agreements, at the request of a majority of the facility lenders, the entire outstanding facility balance could become immediately due and payable. We have provided written notice to the indenture trustee for our outstanding convertible notes due 2009 and 2011, respectively, about the nature of these negotiations and our waiver request. Under the indenture for these notes, an event of default would occur if our repayment obligations under the facility accelerate, if the indenture trustee or holders of at least 25% in aggregate principal amount of these notes deliver notice of this potential default and if this default is not cured within 30 days after notice. We have approached our equipment lessor and holders of our convertible notes due 2009 with a view to renegotiate the respective transaction terms including, without limitation, by extension of repayment terms and other restructuring of our obligations. There can be no assurances that the waiver will be obtained or that our negotiations with our creditors will succeed by resulting in these transaction term modifications. Even if the waiver is obtained and the negotiations with our creditors are successful, there can be no assurances that as a result we will eventually attain profitable operations or will have sufficient liquidity to finance our ongoing obligations and operations. We believe, however, that if obtained, the waiver of any potential covenant breach and the negotiations with our creditors are successful, will be significant additional steps toward accomplishing our plans to address going concern risks.

Our plans with respect to addressing these matters and steps that we have taken and plan to take to generate additional working capital and to save cash are further discussed under Notes 2 and 22a to our consolidated financial statements contained in this Annual Report on Form 20-F. There can be no assurances that we will be able to successfully accomplish these plans. Even if we successfully accomplish these plans there can be no assurances that we will eventually attain profitable operations or will have sufficient liquidity to finance our ongoing obligations and operations in order to continue as a going concern. We believe, however, that our actions to generate additional working capital and to save cash as called for by these plans are significant steps toward achieving our objective of reducing going concern risks.

Liquidity

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Year ended December 31,
	2006	2007	2008	2008
	NT$	NT$	NT$	US$
	(in millions)
Net cash provided by (used in):

Operating activities	$7,316.4	$10,882.9	$5,164.2	$157.6

Investing activities	(14,988.2)	(12,212.1)	(2,296.9)	(70.1)

Financing activities	8,947.9	528.1	(1,395.3)	(42.6)

Effect of exchange rate changes on cash	12.8	38.8	46.3	1.4

Net increase (decrease) in cash	$1,288.9	$(762.3)	$1,518.3	$46.3

Net Cash Provided by Operating Activities

Net cash provided by operating activities totaled NT$5,164 million (US$158 million) in 2008, compared to NT$10,883 million in 2007. The decrease in net cash provided by operating activities was primarily due to a net loss of NT$7,270 million (US$222 million) in 2008, compared to net income of NT$2,219 million in 2007. Allowance for doubtful receivables increased to NT$2,292 million (US$70 million) in 2008 from NT$130 million in 2007. This increase was primarily due to the deteriorating financial condition of key customers as a result of the downturn in general economic conditions in 2008. The decrease in net cash provided by operating activities was also due to an increase in impairment loss on property, plant and equipment of NT$1,599 million (US$49 million) in 2008, compared to nil in 2007. The increase in impairment loss on property, plant and equipment was primarily the result of the decline in sales of testing and assembly semiconductors which caused a decrease in cash inflows from the use of the related machinery and resulted in the recoverable amount of certain equipment being lower than the carrying value.

Net cash provided by operating activities totaled NT$10,883 million in 2007, compared to NT$7,316 million in 2006. The increase in net cash provided by operating activities primarily reflected a decrease in financial assets held at fair value through profit and loss and an increase in depreciation expenses, which were partially offset by a decrease in minority interests. The decrease in financial assets held at fair value through profit and loss was NT$1,289 million in 2007, compared to an increase in financial assets held at fair value through profit and loss of NT$1,743 million in 2006. The decrease in financial assets held at fair value through profit and loss in 2007 primarily resulted from a decrease in our holding of investment funds, as well as a decrease in the value of such holdings. Depreciation expenses increased to NT$6,719 million in 2007 from NT$5,489 million in 2006, primarily the result of additional equipment acquired in connection with our capacity expansion. Minority interests were NT$720 million in 2007 compared to NT$1,799 million in 2006, mainly because ChipMOS Taiwan became our wholly-owned subsidiary in 2007 as a result of the completion of our share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision and our share exchange transaction with ChipMOS Taiwan.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled NT$2,297 million (US$70 million) in 2008, compared to NT$12,212 million in 2007. The decrease in net cash used in investing activities was primarily the result of a decrease in capital expenditures. Capital expenditures were NT$2,391 million (US$73 million) in 2008, compared to NT$6,633 million in 2007. We incurred significantly higher capital expenditures in 2007 primarily due to the capacity expansion for our agreement with Spansion. Cash payments incurred in connection with acquisitions of subsidiaries, which were nil in 2008 compared to NT$5,305 million in 2007, related primarily to our acquisition of Siliconware Precision’s shares of ChipMOS Taiwan in March 2007 and our exchange transaction with ChipMOS Taiwan on September 14, 2007.

Net cash used in investing activities totaled NT$12,212 million in 2007, compared to NT$14,988 million in 2006. The decrease in net cash used in investing activities was primarily the result of a decrease in capital expenditures, which was partially offset by an increase in cash payments incurred in connection with acquisitions of subsidiaries. Capital expenditures were NT$6,633 million in 2007, compared to NT$15,190 million in 2006. We incurred significantly higher capital expenditures in 2006 primarily due to the capacity expansion for our agreement with Spansion. Cash payments incurred in connection with acquisitions of subsidiaries, which were NT$5,305 million in 2007 compared to nil in 2006, related primarily to our acquisition of Siliconware Precision’s shares of ChipMOS Taiwan in March 2007 and our share exchange transaction with ChipMOS Taiwan on September 14, 2007. See “Item 4. Information on the Company – Our Structure and History”.

Net Cash Used in and Provided by Financing Activities

Net cash used in financing activities totaled NT$1,395 million (US$43 million) in 2008, compared to net cash provided by financing activities NT$528 million in 2007. The increase in net cash used in financing activities was primarily the result of a decrease in convertible notes. Payments on convertible notes were NT$3,498 million (US$107 million) in 2008, compared to NT$244 million in 2007, primarily due to the buy back of convertible notes in 2008. The increase in net cash used in financing activities was also partially offset by an increase in proceeds from bank loan of NT$1,788 million (US$55 million) in 2008, compared to NT$396 million in 2007.

Net cash provided by financing activities totaled NT$528 million in 2007, compared to NT$8,948 million in 2006. Net cash provided by financing activities reflected the proceeds from new long-term loans of NT$172 million in 2007, compared to the proceeds from long-term loans of NT$6,279 million in 2006. In addition, net cash provided by financing activities in 2006 was significantly higher partly due to the proceeds from the issuance of the 2006 notes of NT$3,191 million.

Capital Resources

Capital expenditures in 2006 were funded by NT$7,316 million in cash flows from operating activities and NT$8,948 million in cash flows from financing activities, including proceeds from long-term debt facilities and the issuance of the 2006 notes. Capital expenditures in 2007 were funded by NT$10,883 million in cash flows from operating activities and NT$528 million in cash flows from financing activities, mainly comprising new bank borrowings. Capital expenditures in 2008 were funded by NT$5,164 million (US$158 million) in cash flows from operations.

We anticipate facing significantly reduced cash, those from operating activities and from financing activities in 2009. We incurred a loss of NT$7,270 million (US$222 million) for the year ended December 31, 2008, and had net current liabilities of NT$227 million (US$7 million) as of December 31, 2008, that raised substantial doubt about our ability to continue as a going concern.

Our plans with respect to generating additional working capital and to saving cash are further discussed under “—Liquidity and Capital Resources” and Notes 2 and 22a to our consolidated financial statements contained in this Annual Report on Form 20-F. We believe, however, that our actions to generate additional working capital and to save cash as called for by these plans are significant steps toward achieving our objective of reducing going concern risks.

As of December 31, 2008, we had long-term loans of NT$14,362 million (US$438 million) (including current portions of such long-term loans of NT$4,604 million (US$140 million)). As of December 31, 2008, NT$8,481 million (US$259 million) of our long-term loans were collateralized by equipment, NT$2,075 million (US$63 million) were collateralized by land and buildings (including land use rights) and NT$10 million (US$296 thousand) were collateralized by time deposits. Of our long-term loans, in the aggregate:

•	NT$11,308 million (US$345 million) were floating rate loans with a rate between 2.37% and 4% as of December 31, 2008 repayable quarterly, semi-annually or totally until December 2013;

•	NT$135 million (US$4 million) were fixed rate loans with a rate between 1% and 4.69% as of December 31, 2008 repayable quarterly until April 2010; and

•	US$89 million (NT$2,919 million) were floating rate loans with a rate between 2.63% and 5.175% as of December 31, 2008 repayable quarterly, or totally until August 2011.

Other than the NT$10 million 1% fixed rate industrial research and development advancement loan, all of our outstanding long-term loans as of December 31, 2008 were drawdowns under various bank loans and syndicated loan facilities. As of December 31, 2008, we had entered into the following syndicated loan facilities:

•	On March 21, 2003, we obtained a syndicated loan facility in the amount of NT$1,000 million. This loan facility is separated into two parts with its respective term of seven years and five years. This loan facility is secured by ThaiLin’s facilities and the testing equipment at Chupei. As of December 31, 2008, this loan facility was fully drawn.

•

On July 27, 2004, we obtained a syndicated loan facility in the amount of NT$1,000 million for a term of five years. This loan facility is secured by our facilities at the Southern Taiwan Science Park and our testing and assembly equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. As of December 31, 2008, this loan facility was fully drawn.

•

On June 7, 2005, we obtained a syndicated loan facility in the amount of NT$1,000 million for a term of four years. This loan facility is secured by our facilities at the Hsinchu Science Park. As of December 31, 2008, this loan facility was fully drawn.

•

In January 2006, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$6,000 million for a term of five years. This loan facility is secured by our facilities at the Hsinchu Science Park and our testing and assembly equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. As of December 31, 2008, this loan facility was fully drawn.

•

In February 2006, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$3,000 million for a term of six years. This loan facility is secured by ThaiLin’s facilities at Chupei. As of December 31, 2008, NT$1,425 million (US$43 million) was drawn under this loan facility.

•

In June 2007, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$6,000 million for a term of five years. This loan facility is secured by our facilities at the Southern Taiwan Science Park and equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. As of December 31, 2008, NT$2,100 million (US$64 million) was drawn under this loan facility.

•

In July 2008, we obtained a syndicated loan facility from banks in Taiwan in the amount of US$74.5 million (NT$2,444 million) for a term of three years. This loan facility is guaranteed by ChipMOS Taiwan. As of December 31, 2008, this loan facility was fully drawn.

On November 3, 2004, ChipMOS Bermuda issued US$85 million in aggregate principal amount of the 2004 notes, which bear interest at 1.75% per annum, and on September 29, 2006, ChipMOS Bermuda issued US$100 million in aggregate principal amount of the 2006 notes, which bear interest at 3.375% per annum. The noteholders may convert the 2004 notes and the 2006 notes into our common shares at the conversion price of US$6.28 per share (adjusted down from the initial conversion price of US$7.85 per share) and US$6.85 per share, respectively, subject to certain adjustments. In December 2004, we repurchased and cancelled approximately US$1 million of the 2004 notes. In October 2006, we made an induced conversion offer to the holders of the 2004 notes pursuant to which we offered to each holder, as incentive for such holder to convert its 2004 notes, a cash payment equal to 7% of the principal amount of the 2004 notes. Pursuant to the offer, noteholders converted approximately US$7 million in aggregate principal amount of the 2004 notes into 1,114,649 common shares and received an aggregate cash consideration of approximately US$490 thousand. On November 3, 2006, we repurchased approximately US$6 million in aggregate principal amount of the 2004 notes pursuant to the noteholders’ put option under the indenture. ThaiLin, our 42.9% owned consolidated subsidiary, purchased approximately US$7 million and US$2 million in aggregate principal amount of the 2004 notes, on November 9, 2007 and December 2, 2008, respectively. During 2008, we repurchased the 2004 notes in aggregate principal amount of approximately US$2 million, US$11 million and US$2 million on August 29, September 9, and December 2 respectively. On November 29, 2007, we repurchased approximately US$1 million in aggregate principal amount of the 2006 notes. On May 23, June 2, June 13, June 17 and June 30, 2008, we repurchased the 2006 notes US$1 million, US$5 million, US$9 million, US$1 million and US$2 million, respectively. On September 29, 2008, we repurchased aggregate principal amount of approximately US$79 million, pursuant to the put option offered under the indenture. As of March 31, 2009, we had US$56 million aggregate principal amount of the 2004 notes outstanding (including the US$9 million aggregate principal amount held by ThaiLin), and US$2 million aggregate principal amount of the 2006 notes outstanding. We have approached holders of our 2004 notes with a view to renegotiate the repayment date or restructuring our 2004 notes. See “Item 3, Key Information—Risk Factors—Risks Relating to Economic Conditions and the Financial Markets”. For a discussion of the accounting for the conversion feature of the convertible notes under US GAAP, see “— Critical Accounting Policies—Convertible Notes” and “— US GAAP Reconciliation”.

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

Certain of our loan agreements and indentures contain covenants that, if violated, could result in the obligations under these agreements becoming due prior to the originally scheduled maturity dates. These covenants include financial covenants that require us to:

•	maintain a current assets to current liabilities ratio above 1:2 and 1:1;

•	maintain total indebtedness to shareholders’ equity (excluding goodwill and other intangible assets) ratio below 1.5:1;

•	maintain total indebtedness to shareholders’ equity ratio below 1.2:1; and

•	maintain the earnings before interest, taxes, depreciation and amortization to gross interest expense ratio above 2:1 and 2.5:1.

As of December 31, 2008, ChipMOS Bermuda and ThaiLin were in compliance with the financial ratio requirements under the syndicated bank loans facility agreements. Pursuant to a bank creditors meeting hosted by Bank of Taiwan on February 13, 2009, ChipMOS Taiwan was waived from compliance of the financial ratio requirements as of December 31, 2008. See Note 22a to our consolidated financial statements contained in this Annual Report on Form 20-F for extension of loan repayment and Company’s future minimum principal payments under the short and long-term bank loans as of December 31, 2008 when definitive agreements with respective bank creditors are executed.

In addition, a substantial portion of our short-term and long-term borrowings may be subject to repayment upon a material deterioration of our financial condition, results of operations or our ability to perform under the loan agreements.

Set forth below are the maturities of our long-term bank loans outstanding as of December 31, 2008:

	As of December 31, 2008
	NT$	US$
	(in millions)
During 2009	$4,603	$140

During 2010	4,474	136

During 2011	4,126	126

During 2012	974	30

During 2013 and onwards	185	6

	$14,362	$438

As of December 31, 2008, certain of our land and buildings (including land use rights) and machinery with an aggregate net book value of NT$3,620 million (US$111 million) and NT$10,594 million (US$323 million), respectively, and time deposits in the aggregate amount of NT$12 million (US$366 thousand) were pledged as collateral in connection with our long-term borrowings. Approximately 60% of our net property, plant and equipment in terms of book value was pledged as collateral for our long-term loans.

Our unused credit lines for short-term loans, as of December 31, 2008, totaled NT$6,802 million (US$208 million), which have expired or will expire before 2009. As of December 31, 2008, we had available undrawn long-term credit facilities totaling NT$5,475 million (US$167 million).

As of December 31, 2008, we had credit loans for imports of machinery in the total amount of NT$23 million (US$1 million), which are due between May 2009 and June 2009. We also had a short-term credit loan for importing raw materials and equipment in the total amount of NT$263 million (US$8 million), which is due between May 2009 and June 2009, and short-term working capital loan in the total amount of NT$2,459 million (US$75 million), which was due or will be due by October 2009.

Should the negotiation with our creditors be successful, we believe our current cash and cash equivalents, cash flow from operations and available credit facilities will be sufficient to meet our capital spending and other capital needs through the end of June 2010. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations”. There can be no assurance regarding these matters, however, considering prevailing global economic conditions which continue to have a negative impact on our ability to accurately forecast our revenues, results of operations and cash position.

Research and development, patents and licenses

See the discussion under “Item 4. Information on the Company—Research and Development”.

Trend Information

See the discussion under “Item 4. Information on the Company—Industry Background” and “Item 4. Information on the Company—Competition”.

Off-Balance Sheet Arrangements

As of December 31, 2008, we had no off-balance sheet arrangements.

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in certain material respects from US GAAP. The following table sets forth a comparison of our net income, total assets and shareholders’ equity in accordance with ROC GAAP and US GAAP for the periods indicated:

	Year ended as of December 31,
	2006	2007	2008	2008
	NT$	NT$	NT$	US$
	(in millions)
Net income (loss) in accordance with:

ROC GAAP	$2,121.3	$2,219.2	$(7,270.3)	$(221.9)

US GAAP	1,253.1	2,901.7	(7,177.7)	(219.1)

Total assets in accordance with:

ROC GAAP	46,011.9	45,316.1	35,441.6	1,081.8

US GAAP	45,976.1	45,266.0	35,157.0	1,073.2

Shareholders’ equity (including minority interests) in accordance with:

ROC GAAP	22,884.9	22,248.1	14,542.8	443.9

US GAAP	21,430.7	21,650.9	14,154.2	432.1

Note 25 to our consolidated financial statements contained in this Annual Report on Form 20-F describes the principal differences between ROC GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of certain items, including net income and shareholders’ equity. Differences between ROC GAAP and US GAAP which have an effect on our net income as reported under ROC GAAP relate to, among other things, accrual for bonuses to employees, directors and supervisors, share-based compensation and accounting for our convertible notes.

Under SFAS No. 123(R) “Share-Based Payment” adopted by the Financial Accounting Standards Board and Staff Accounting Bulletin 107 “Share-Based Payment” by the SEC, share-based compensation transactions are generally required to be accounted for using a fair-value-based method and recognized as expenses in the consolidated statements of operations. The standards became effective for the first interim period beginning after December 15, 2005. For more information, see “— Critical Accounting Policies—Share-Based Compensation” and Notes 25m and 26h to our consolidated financial statements contained in this Annual Report on Form 20-F.

Under SFAS No. 133 “Accounting For Derivative Instruments And Hedging Activities” and EITF Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock,” we are required to bifurcate and separately account for the conversion feature of our convertible notes as embedded derivatives contained in the convertible notes. Under US GAAP, we are required to carry these embedded derivatives on our balance sheet at fair value and changes in fair values of these embedded derivatives are reflected in the consolidated statement of operations. The change in fair value for embedded derivative liabilities for the conversion feature for the year ended December 31, 2008 under US GAAP was NT$204 million (US$6 million) and the resulting net loss for the year ended December 31, 2008 under US GAAP was approximately NT$7,178 million (US$219 million). For more information, see Notes 25l and 26i to our consolidated financial statements contained in this Annual Report on Form 20-F.

Non-GAAP Financial Information Derived from US GAAP Measures

To supplement our consolidated income statement for the year ended December 31, 2008 on a ROC GAAP basis, our management uses a non-GAAP measure of net loss, which is net loss pursuant to US GAAP adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of our core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the price of our company’s common shares, interest rate and volatility, all of which are difficult to predict and outside of the control of our management.

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

The following table sets forth, for the year ended December 31, 2008, reconciliation of US GAAP net loss to non-GAAP net loss:

	Year ended December 31, 2008
	NT$	US$
	(in millions, except for per share data)
US GAAP Net Loss (Basic)(1)	$(7,177.7)	$(219.1)

Special Items (in Non-Operating Income (Expenses), Net)

Changes in the fair value of the embedded derivative liabilities(2)	(191.4)	(5.8)

Amortization of discount on convertible notes(3)	277.1	8.4

Total Special Items	85.7	2.6

Non-GAAP Adjusted Net Loss (Basic)	$(7,092.0)	$(216.5)

US GAAP Net Loss Per Share (Basic)	$(85.56)	$(2.61)

Adjustment for special items	1.02	0.03

Non-GAAP Net Loss Per Share (Basic)	$(84.54)	$(2.58)

US GAAP Net Loss Per Share (Diluted)	$(85.56)	$(2.61)

Adjustment for special items	1.02	0.03

Non-GAAP Net Loss Per Share (Diluted)	$(84.54)	$(2.58)

(1)	Reflects the US GAAP adjustments as described in Note 25 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F.
(2)	The management of our company believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income is useful for itself and investors as such gain does not have any impact on cash available to our company.
(3)	The management of our company believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income is useful for itself and investors as such expense does not have any impact on cash available to our company.

Taxation

ChipMOS Taiwan was granted a Republic of China income tax exemption for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increases in 1998, 1999 and 2000. The tax exemption relating to the expansion of production capacity in 1998 and 1999 expired on December 31, 2002. The tax exemption relating to the expansion of production capacity in 2000 expired on December 31, 2005. The tax exemption relating to the expansion of production capacity in 2001 expired on December 31, 2008, and has resulted in tax savings for ChipMOS Taiwan of approximately NT$235 million in 2006 and NT$135 million in 2007.

ChipMOS Taiwan is also entitled to other tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 30% for certain research and development and employee training expenses (and, if the amount of expenditure exceeds the average amount of expenditure for the preceding two years, 50% of the excess amount may be credited against tax payable) and from 5% to 7% for certain investments in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of that year’s income tax liability. In 2006, 2007 and 2008, tax credits resulted in tax savings for ChipMOS Taiwan of approximately NT$295 million, NT$623 million and NT$161 million (US$5 million), respectively.

ThaiLin was granted a ROC income tax exemption for a period of five years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increase in 2002, which will expire on December 31, 2009. It has resulted in tax savings for ThaiLin of approximately NT$30 million in 2006, approximately NT$25 million in 2007 and NT$153 thousand (US$5 thousand) in 2008.

ThaiLin is also entitled to other tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 5% to 7% for certain investment in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of such year’s income tax liability. In 2006, 2007 and 2008, tax credits resulted in tax savings for ThaiLin of approximately NT$101 million, NT$101 million and NT$5 million (US$153 thousand), respectively.

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

The ROC government enacted the ROC Alternative Minimum Tax Act (“AMT Act”) that became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 10%. However, the AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT. The effects of the AMT on the tax expenses of ChipMOS Taiwan and ThaiLin in 2008 were not significant.

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

Tabular Disclosure of Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2008 for the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year		2-3 years	4-5 years	More than 5 years
	NT$	NT$		NT$	NT$	NT$
	(in millions)
Long-term debt(1)	$17,089.9	$6,867.9	(2)	$9,035.1	$1,186.9	—

Short-term loans(1)	2,763.6	2,763.6		—	—	—

Operating leases	2,527.6	1,565.6		819.6	40.4	102.0

Capital commitments	485.3	485.3		—	—	—

Total contractual cash obligations	$22,866.4	$11,682.4		$9,854.7	$1,227.3	$102.0

(1)	Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2008 level throughout all relevant periods.
(2)	Included potential obligation in connection with the 2004 notes, which will be due on November 3, 2009.

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

The following table sets out the names of our directors and executive officers, their positions with our company and their ages as of March 31, 2009. The business address for our directors and executive officers is No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Age	Position	Term Expires
Shih-Jye Cheng	51	Chairman and Director/Chief Executive Officer	2011

Antonio R. Alvarez	53	Independent Director	2011

Chin-Shyh Ou	52	Independent Director	2011

Hsing-Ti Tuan	65	Director	2009

Yeong-Her Wang	53	Independent Director	2009

Shou-Kang Chen	48	Chief Financial Officer and Director	2009

Pierre Laflamme	63	Deputy Chairman and Independent Director	2010

Chao-Jung Tsai	55	Director	2010

Rong Hsu	59	Independent Director	2010

Adam Hsien	50	Acting President of ChipMOS Shanghai	—

Lafair Cho	47	President of ThaiLin	—

F.J. Tsai	51	Vice President, Business Operation Management Center	—

Steve Cheng	47	President of ChipMOS USA	—

Joyce Chang	48	Vice President, LCDD Production Group	—

Michael Lee	44	Vice President, Wafer Sort Business Unit	—

Ivan Hsu	43	Vice President, Memory Production Group	—

Jesse Huang	43	Vice President, Assembly Production Group	—

David W. Wang	61	Vice President, Research & Strategy Development Center	—

Shih-Jye Cheng has served as one of our directors and chief executive officer since our inception. He was our deputy chairman from our inception to May 2004 and became our chairman in May 2004. He has also served as a director and president of ChipMOS Taiwan since 1997, the chairman of ChipMOS Taiwan since June 2003, the chairman of ThaiLin since 2002. He was a director of Syntax-Brillian Corporation from November 2005 to June 2008, the chairman of ChipMOS Shanghai from 2002 to June 2005, the chairman of Chantek from 2002 to November 2005, the chairman of ChipMOS Logic from January 2004 to November 2005, the chairman of Advanced Micro Chip Technology Co., Ltd. from 2003 to April 2004 and a director of Ultima Electronics Corp. from 2000 to June 2003. He was a division head of the back-end operation of Mosel from 1992 to 1997. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University. Mr. Cheng is currently under indictment of the Taipei District Prosecutor’s Office for matters relating to the purchase by ChipMOS Taiwan and ThaiLin of certain repurchase notes in 2004. Although Mr. Cheng was found not guilty by the Taipei District Court on October 1, 2007, the prosecutor appealed the Taipei District Court’s decision on October 27, 2007. For more information, please see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—The ongoing criminal proceeding of and adverse publicity associated with Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline”.

Antonio R. Alvarez has served as one of our directors from July 2005. Mr. Alvarez has been the president and chief executive officer, and a director of Leadis Technology Inc. since November 2005. Since March 2006, he has been a member of the board of directors of Validity Sensors Inc. He was senior vice president and general manager of the memory products division of Cypress Semiconductor Corporation from 1998 to July 2005, and senior vice president of research and development from 1991 to 2001. He holds master’s and bachelor’s degrees in electrical engineering from Georgia Institute of Technology, where he is a member of the advisory board of the Electrical Engineering Department. He is a member of the Institute for Electrical and Electronic Engineers.

Chin-Shyh Ou has served as one of our directors since August 2008. He has served as a director of ChipMOS Taiwan since June 2007. Mr. Ou joined the National Chengchi University as an associate professor in 1993 and then became professor in 1997. In 1998, he joined National Chung Cheng University as a professor and the chairman of the Department of Accounting. He led a project to establish the executive MBA program and Graduate Institute of Accounting and Information Technology of National Chung Cheng University in 1999. Mr. Ou holds a master’s degree in Public Policy and Management from Carnegie Mellon University, and a Ph.D. degree in Business Administration (Accounting) from the University of Minnesota. Mr. Ou holds several professional licenses and qualifications, including U.S. Certified Public Accountant and Certified Internal Auditor.

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

Yeong-Her Wang has served as one of our directors since July 2004 and a member of the board of directors of ChipMOS Taiwan. He has been a professor in the Department of Electrical Engineering of National Cheng Kung University since 1992. He serves as the vice president of National Applied Research Laboratories since 2007. He was also an associate dean of the College of Engineering between 1999 and 2003, chairman of the Department of Electrical Engineering between 1996 and 1999, associate director of the Department of Electrical Engineering between 1993 and 1996 and director of the Electrical Factory, College of Engineering of National Cheng Kung University between 1995 and 1996. Mr. Wang holds Ph.D., master’s and bachelor’s degrees from National Cheng Kung University in Taiwan.

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

Pierre Laflamme has served as one of our directors since February 2001, and as our deputy chairman since June 2005. Since July 2003, he has been engaged in international consultancy works and also participated in developing new residential housing concepts and projects. Since April 2007, he has been the chairman of the board of Capital BLF Inc., (ticker BLF.V on the TSX Venture). As of May 2009, he is a member of the Independent Valuation Committee of Solidarity Fund, a CAD$6.9 billion investment fund in Canada. He was the president and chief operating officer of SGF Tech Inc. from January 2000 to July 2003.

Before that, he was the vice president of high technology investments of Société Générale de Financement du Québec from 1997 to 2000. He was the senior vice president of Solidarity Fund from 1996 to 1997 and a deputy minister of the Quebec Prime Minister’s Department from 1994 to 1996. Mr. Laflamme holds a bachelor’s degree in Architecture from Université de Montréal.

Chao-Jung Tsai has served as one of our directors since November 2004. Mr. Tsai was a director of ChipMOS Taiwan from January 2001 to December 2005, as a representative of Siliconware Precision, where he has been a director since June 2005 and served as a supervisor from June 2002 to June 2005. He has also been a supervisor of Phoenix Precision Technology Co. Ltd. since June 2005. He has also been a supervisor of Phoenix Technology Co., Ltd. since June 2005. He was previously president of Grand Cathay Securities Co., Ltd. and assistant vice president of China Trust Commercial Bank Co., Ltd. Mr. Tsai received his bachelor’s degree in statistics from National Cheng Kung University and master’s degree in management of technology from National Chiao Tung University in Taiwan. He holds Taiwan CPA and CFA licenses.

Rong Hsu was appointed by our board of directors on October 1, 2008 to fill the vacancy from Mr. Takaki Yamada’s resignation. He has served as one of our directors from July 2005 to August 2008. He has been the director of Corp. R&D, Delta Electronics since February 2009. He has been the vice president of Spatial Photonics Inc. since May 2006. He was a founder of eLCOS Microdisplay Technology Group where he was the president from April 2001 to December 2005, senior director of operations at Aurora Systems Co. from 1999 to March 2001, director of manufacturing for micro-display systems and testing at S-Vision Co. from 1996 to 1999, manager of manufacturing at nCHIP Co. from 1991 to 1996, research engineer at Lawrence Livermore National Laboratory from 1988 to 1991 and senior engineer at Intel Corporation from 1982 to 1988. He has a doctorate degree in material engineering from the University of Maryland, a master’s degree in material science from Brown University and a bachelor’s degree in mechanical engineering from National Taiwan University. He is a founding member and senior advisor of the Chinese American Semiconductor Professional Association.

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

Steve Cheng has served as the president of ChipMOS U.S.A. since August 2008. Mr. Cheng has served as the director of Finance and Administration in ChipMOS U.S.A. since July 2004. He has been serving in ChipMOS U.S.A. since November 1999. He received a bachelor’s degree in business banking and insurance from Feng Chia University in Taiwan.

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

Board Practice and Terms of Directorship

Our board of directors consists of three classes of directors. The first class of directors, consisting of Shih-Jye Cheng, Antonio R. Alvarez and Chin-Shyh Ou, is up for re-election at the annual general meeting in 2011 and then every third annual general meeting thereafter. The second class, consisting of Hsing-Ti Tuan, Yeong-Her Wang and Shou-Kang Chen, is up for re-election at the annual general meeting in 2009 and then every third annual general meeting thereafter. The third class, consisting of Pierre Laflamme, Chao-Jung Tsai and Rong Hsu, is up for re-election at the annual general meeting in 2010 and then every third annual general meeting thereafter.

Any director vacates his or her office if he or she:

•	is prohibited by law from being a director or ceases to be a director by virtue of the Bermuda Companies Act;

•	resigns from his or her office;

•	becomes bankrupt under the laws of any country or compounds with his or her creditors;

•	becomes of unsound mind or a patient for the purpose of any statute or applicable law relating to mental health and the board resolves that his or her office is vacated; or

•	is removed by a resolution passed by our shareholders at a special general meeting called for that purpose.

Share Ownership

The following table sets forth certain information as of March 31, 2009 with respect to our common shares owned by our directors and executive officers.

Name	Number of Common Shares Held	Percentage of Shares Issued and Outstanding	Number of Options Held (1)	Exercise Price of Options (US$)	Expiration Date of Options
Shih-Jye Cheng	1,107,178	1.3%	255,000	1.7425-5.372	2009/10/1-2013/8/31
Antonio R. Alvarez	—	—	*	*	*
Chin-Shyh Ou	—	—	*	*	*
Hsing-Ti Tuan	*	*	*	*	*
Yeong-Her Wang	—	—	*	*	*
Shou-Kang Chen	*	*	*	*	*
Pierre Laflamme	—	—	*	*	*
Chao-Jung Tsai	—	—	*	*	*
Rong Hsu	—	—	*	*	*
Adam Hsieh	—	—	*	*	*
Lafair Cho	*	*	*	*	*
Steve Cheng	—	—	*	*	*
F.J. Tsai	*	*	*	*	*
Joyce Chang	*	*	*	*	*
Michael Lee	*	*	*	*	*
Ivan Hsu	*	*	*	*	*
Jesse Huang	*	*	*	*	*
David W. Wang	—	—	*	*	*

*	Upon exercise of options currently exercisable or vested within 60 days after March 31, 2009, would beneficially own less than 1% of our ordinary shares.
(1)	Each option covers one of our common shares.

Compensation and Compensation Committee

The aggregate compensation paid in 2008 to our directors and our executive officers, including cash, share bonuses and accrued pension payable upon retirement, was approximately NT$128 million (US$4 million). In 2008, we granted options to purchase 692,000 of our common shares to our directors and executive officers as set forth in the table below. These options will vest over a period of four to five years, with an equal proportion vesting on each of August 31 and November 20, 2008, 2009, 2010, 2011 and 2012, except for certain options granted on August 31, 2008 that vested on the date of grant.

Number of common shares issuable upon exercise of options	Expiration date	Exercise price (US$)	Considerations paid for options granted
549,000	August 31, 2014	1.9380	None
60,000	August 31, 2018	1.9380	None
83,000	November 20, 2018	0.1870	None

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

The audit committee currently consists of Pierre Laflamme, Chin-Shyh Ou and Yeong-Her Wang all of whom are independent directors according to Nasdaq Marketplace Rules requirements. Mr. Chin-Shyh Ou serves as a financial expert to the Audit Committee.

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

Special Investigation Committee

On December 21, 2004, in connection with alleged embezzlement at Pacific Electric by our former directors, Mr. Hung-Chiu Hu and Mr. Jwo-Yi Miao, and money laundering by our former director, Mr. Robert Ma Kam Fook, our board established a special investigation committee to identify and investigate any past and present dealings between ChipMOS Bermuda, including any of its subsidiaries and affiliates, and Messrs. Hu, Miao and Ma, and any companies or entities affiliated with them. For additional information on the allegations, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—The ongoing criminal proceeding of and adverse publicity associated with Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline”.

The special investigation committee was solely comprised of Messrs. Pierre Laflamme and Yeong-Her Wang, two of our company’s independent directors. Concurrent with the establishment of the special investigation committee, our board requested the resignations of Mr. Hu and Mr. Miao, who subsequently resigned from our board on June 2 and June 8, 2005, respectively. On December 21, 2004, our board also accepted the resignation of Mr. Ma. The special investigation committee engaged Ernst & Young as its forensic accounting advisor and Baker & McKenzie as its legal advisor to review transactions that were similar in nature to the transactions that allegedly implicated Messrs. Hu, Miao and Ma at Pacific Electric as well as significant related party transactions between ChipMOS Bermuda, including its subsidiaries and affiliates, and Messrs. Hu, Miao and Ma and any companies or entities affiliated with any of them. The special investigation committee also engaged Hong Kong counsel.

On June 23, 2005, the special investigation committee presented its final report to our board of directors. The special investigation committee concluded that the review conducted by Ernst & Young and Baker & McKenzie did not reveal previously unknown information regarding losses suffered by ChipMOS Bermuda, other than a potential liability relating to a credit facility entered into with Trident (Asia) Investments Limited, or Trident, and HSH Nordbank AG, Hong Kong Branch, or Nordbank. The special investigation committee noted that total losses from transactions reviewed by it in the amount of NT$454 million (US$14 million), relating to impairment losses and realized losses of certain investments, were reflected in our 2002, 2003 and 2004 financial statements, and a potential decline in the value of our investment in respect of Ultima Technology Corp. (BVI). In 2005, we recognized an impairment loss of NT$188 million (US$6 million) as a result of the decline in the value of our investment to Ultima Technology Corp. (BVI). See Note 8 to our audited consolidated financial statements contained in this Annual Report on Form 20-F and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”. The special investigation committee did not make any factual findings as to the business purpose of the transactions reviewed or as to persons at our company responsible for such transactions. On August 26, 2005, our board dissolved the special investigation committee.

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

Special Committee

In connection with the indictment of Mr. Shih-Jye Cheng by the Taipei District Prosecutor’s Office, our board of directors formed a special committee to evaluate the circumstances surrounding the indictment. As of March 31, 2009, the special committee was comprised of two independent directors, Messrs. Yeong-Her Wang and Pierre Laflamme. The special committee has engaged K&L Gates LLP (formerly Kirkpatrick & Lockhart Preston Gates Ellis LLP) as its independent international legal counsel and Baker & McKenzie as its independent ROC legal counsel, and Ernst & Young (formerly know as Diwan, Ernest & Young) as its accounting advisor to assist in its evaluation and provide recommendations.

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

See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—The ongoing criminal proceeding of and adverse publicity associated with Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline”.

Employees

The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the functions indicated:

Function	As of December 31,			As of March 31,
	2006	2007	2008	2009
General operations	3,312	3,601	2,716	2,313

Quality control	460	471	379	348

Engineering	1,447	1,580	1,350	1,278

Research and development	253	296	276	262

Sales, administration and finance	218	225	201	192

Others	391	408	364	352

Total	6,081	6,581	5,286	4,745

The following table sets forth, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

Location	As of December 31,			As of March 31,
	2006	2007	2008	2009
ChipMOS H.K. Taiwan Branch (Hsinchu)	14	15	11	11

ThaiLin (Hsinchu Industrial Park)	783	763	632	561

ChipMOS Taiwan Hsinchu Production Group	1,870	2,013	1,715	1,547

ChipMOS Taiwan Southern Taiwan Production Group	2,757	3,052	2,330	2,150

Shanghai	649	730	591	469

Japan and the United States	8	8	7	7

Total	6,081	6,581	5,286	4,745

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

In 2006, we granted 2,170,510 share options, with an exercise price of ranging from US$4.8110 to US$5.7205 per share. In 2006, 319,200 share options were cancelled and 1,322,143 share options were exercised. In 2007, we granted 1,884,400 share options, with an exercise price ranging from US$3.6380 to US$6.4770 per share. In 2007, 228,631 share options were cancelled and 865,612 share options were exercised. In 2008, we granted 3,981,487 share options, with an exercise price ranging from US$0.1870 to US$6.4770 per share. In 2008, 763,229 share options were cancelled, 1,180,738 share options were expired and 127,850 share options were exercised. As of December 31, 2008, we have 9,258,563 share options outstanding, with an exercise price ranging from US$0.1870 to US$6.6300.

In September 2006 and August 2008, we adopted a share appreciation rights (“SARs”) plan pursuant to which we may issue up to 2,000,000 and 3,000,000 cash-settled SARs to our directors, officers, employees and those of our affiliates. Under the share appreciation rights plan, each holder of SARs, issued thereunder will be entitled to receive, on the applicable exercise date, cash in an amount equal to the excess of the market value of our common shares on such date over the exercise price of such rights. Our board of directors or a relevant committee thereof has complete discretion over the administration of the share appreciation rights plan, including determining the recipients of the share appreciation right awards, the number of rights awarded, the exercise date, the exercise price and other relevant terms. Unless earlier terminated by our board of directors or the relevant board committee, the plan will remain effective until September 2016 and August 2018. In 2006, 1,229,110 SARs were granted, with an exercise price of ranging from US$4.8110 to US$5.7205. In 2006, 27,000 SARs were forfeited. In 2007, 582,000 SARs were granted, with an exercise price of ranging from US$3.6380 to US$6.4770. In 2007, 152,475 SARs were forfeited and 1,500 SARs were exercised. In 2008, 623,285 SARs were granted, with an exercise price of ranging from US$0.1870 to US$2.9750. In 2008, 367,890 SARs were forfeited. As of December 31, 2008, we have 1,885,530 SARs outstanding, with an exercise price ranging from US$0.1870 to US$6.4770.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table and information set out certain information as of March 31, 2009 regarding the ownership of our common shares by (1) each person known to us to be the owner of more than five percent of our common shares and (2) the total amount owned by our directors and executive officers as a group.

Identity of person or group	Number of shares owned	Percentage Owned
Siliconware Precision Industries Co., Ltd(1)	12,174,998	14.5

Mosel Vitelic Inc.(2)(3)	11,194,644	13.3

Trivium Capital Management, LLC(4)	8,612,506	10.3

ThaiLin Semiconductor Corp.(5)	5,732,553	6.8

Directors and executive officers, as a group(6)	1,474,077	1.8

(1)	Siliconware Precision completed a share purchase and subscription transaction with ChipMOS Taiwan and us on March 27, 2007, pursuant to which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed for 12,174,998 of our common shares through a private placement. See “Item 4. Information on the Company—Our Structure and History—ChipMOS TECHNOLOGIES INC”.
(2)	Mosel owned 10,850,052 shares indirectly through Giant Haven, and 344,592 shares indirectly through Mou-Fu Investment Ltd. In June 2006, Mosel sold 6,956,522 common shares through its wholly-owned subsidiary, Giant Haven pursuant to our shelf registration statement. In July 2007, Mosel sold 8,121, 266 common shares through Giant Haven to ProMOS and Powertech Technology, and we then granted Giant Haven, ProMOS and Powertech Technology certain rights to require us to register these common shares for sale under the Securities Act. Mosel is a public company listed on the Taiwan Stock Exchange whose largest known shareholder owned less than 4.3% of its outstanding shares as of April 21, 2009.
(3)	Excludes shares owned by PacMOS Technologies Holdings Limited, or PacMOS, that may be beneficially owned by Mosel.
(4)	According to the Form 13F filed by Trivium Capital Management LLC on November 14, 2008, as of September 30, 2008, Trivium Capital Management LLC beneficially owned 8,328,118 of our common shares and 284,388 of which, it reported that it did not have voting authority over the 284,388 shares.
(5)	From December 29, 2008 to March 31, 2009, ThaiLin acquired 1,671,920 shares accumulated from the Rule 10b5-1/10b-18 securities purchase program, which was initiated, after a 30-day “cooling off period”, on December 28, 2008 and further acquired 4,060,633 shares in March 2009 pursuant to its enforcement of the collateral provided by ProMOS under the Stock Pledge Agreement entered into between ThaiLin and ProMOS dated December 3, 2008.
(6)	Excludes Mosel’s beneficial ownership of our common shares which may be considered to be beneficially held by some of our directors or officers. Includes shares held by certain family members of certain directors.

According to the Schedule 13G/A filed by Highbridge International LLC, or Highbridge, on February 10, 2009, as of December 31, 2008, Highbridge beneficially owned $45 million aggregate principal amount of our 1.75% Convertible Senior Notes due 2009, which are convertible into an aggregate of 7,165,606 of our common shares. As of March 31, 2009, none of the convertible notes beneficially owned by Highbridge had been converted into our common shares. As a result of Highbridge’s conversion right, Highbridge is treated as a major shareholder for the purpose of this section in this Annual Report on Form 20-F. If Highbridge were to convert, on an as converted basis, it would own 7.9% of our outstanding common shares as of March 31, 2009.

As of March 31, 2009, approximately 58% of our common shares were held of record by shareholders located in the United States. All holders of our common shares have the same voting rights with respect to their shares.

Related Party Transactions

Siliconware Precision Industries Co., Ltd.

As of March 31, 2009, Siliconware Precision owned 14.5% of our outstanding common shares. On March 27, 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed to 12,174,998 of our newly issued common shares through a private placement. ChipMOS Taiwan became our wholly-owned subsidiary on September 14, 2007. Siliconware Precision is an independent provider of semiconductor testing and packaging services. Siliconware Precision currently has, and is expected to continue to have from time to time in the future, contractual and other business relationships with us. From time to time, Siliconware Precision provides assembly services to us. Often, Siliconware Precision renders these assembly services directly to our customers through customer referrals from us. On January 1, 2001, ChipMOS Taiwan entered into a subcontracting agreement for a term of two years with Siliconware Precision, pursuant to which Siliconware Precision is obligated to provide assembly services to us. This agreement was extended for another two years from January 2004 to December 2005. Sales to Siliconware Precision in 2006 was NT$83 thousand. In 2007 and 2008, we did not outsource to Siliconware Precision any sales.

Mosel Vitelic Inc.

As of March 31, 2009, Mosel indirectly owned 13.3% of our outstanding common shares. Mosel designs and manufactures semiconductor products, including SRAM, flash memory, LCD and other flat-panel display driver semiconductors and power-related semiconductors. In the period from July to December 2003, Mosel transferred all of its DRAM business to its affiliate ProMOS. Mosel is also engaged in the semiconductor testing and assembly business through its shareholding in our company. Although Mosel was our second-largest customer in 2003, accounting for 19% of our net revenue in 2003, it ceased to be a key customer of ours following the transfer of its DRAM business to ProMOS, with sales to Mosel accounting for 0.1% of our net revenue in 2004. Mosel and its affiliates currently have, and are expected to continue to have from time to time in the future, contractual and other business relationships with us. Our relationships include the following:

•	Rental revenue from Mosel was NT$2 million in 2006.

•	In 2006, 2007 and 2008, we paid NT$144 thousand, NT$148 thousand and NT$148 thousand (US$5 thousand) in website fees to Mosel for provision of certain website services.

Registration Rights Agreements with Siliconware Precision, Giant Haven, ProMOS and Powertech Technology Inc.

In March 2007, we issued 12,174,998 common shares pursuant to a share purchase and subscription agreement with ChipMOS Taiwan and Siliconware Precision, and we entered into a registration rights agreement, dated March 27, 2007, with Siliconware Precision, pursuant to which Siliconware Precision agreed not to sell or otherwise transfer any of our common shares it acquired in the share purchase and acquisition for a period of nine months after March 27, 2007, and we granted to Siliconware Precision certain rights, including demand registration, “piggyback” registration and Form F-3 registration rights, to require us to register its common shares for sale under the Securities Act. In addition, we entered into a registration rights agreement, dated August 8, 2007, with Giant Haven, ProMOS and Powertech Technology Inc., pursuant to which we granted to Mosel, ProMOS and Powertech Technology Inc. certain registration rights, including customary demand and “piggyback” registration rights, common shares for the sale of our common shares under the Securities Act. In March 2009, ThaiLin acquired 4,060,633 common shares from ProMOS pursuant to its enforcement of the collateral under a Stock Pledge Agreement entered into between ThaiLin and ProMOS dated December 3, 2008.

DenMOS Technology Inc.

We do not own any equity interest in DenMOS. As of March 31, 2009, Mosel directly owned 44.1% of common shares of DenMOS. Sales to DenMOS were NT$125 million, NT$32 million and NT$9 million (US$275 thousand) in 2006, 2007 and 2008, respectively.

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

SyncMOS Technologies Inc.

We do not own any equity interest in SyncMOS Technologies, Inc., or SyncMOS. As of March 31, 2009, Mosel indirectly owned 41.5% of SyncMOS Technologies Inc. In 2006, 2007 and 2008, we provided storage services to SyncMOS and rental revenue from SyncMOS was NT$1,864 thousand, NT$2,208 thousand and NT$2,208 thousand (US$67 thousand), respectively.

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

Chantek has been our consolidated subsidiary since April 2004. On November 21, 2005, Chantek merged into ChipMOS Taiwan, with ChipMOS Taiwan as the surviving entity. For additional information regarding the merger, see “Item 4. Information on the Company—Our Structure and History—ChipMOS TECHNOLOGIES INC.”.

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

On March 4, 2008, ChipMOS Taiwan made a loan in an amount of NT$145 million (US$4 million) to Kolin, a major shareholder of ThaiLin. The loan is repayable within one year and bears interest at a rate of 4.69% per annum. The loan is secured by a pledge by Kolin of 11 million common shares of ThaiLin. On August 22, 2008, Kolin repaid NT$15 million (US$458 thousand) of the loan. On December 23, 2008, ChipMOS Taiwan notified Kolin to proceed with the transfer of the collateral’s ownership, the payment of unpaid loan and interest accrued in the amount of NT$130 million (US$4 million), and the payment of interest incurred due to loan repayment default under the loan. On January 20, 2009, Kolin informed ChipMOS that it could not fulfill request made by ChipMOS, including the transfer of shares since it is prohibited to do so under an interim restrictive order of disposition. Subsequently, Kolin was granted on March 27, 2009, pursuant to a ruling of Taiwan District Court on (Civil Ruling no.7 and No.9 of 2009), the approval for its reorganization and declaration of creditor’s rights application. Therefore, such shares shall still be deemed as the creditor’s collateral. ChipMOS made the creditor’s rights application on April 21, 2009.

As of March 31, 2009, ThaiLin held 5,732,553 of our outstanding shares, corresponding to 6.8% of all of our outstanding shares. ThaiLin’s current Company holding includes 4,060,633 shares or 4.8% of our outstanding shares acquired pursuant to ThaiLin’s enforcement of the collateral provided by ProMOS under the Stock Pledge Agreement dated December 3, 2008 entered into between ThaiLin and ProMOS and 1,671,920 shares or 2.0% of Company’s outstanding shares accumulated from the Rule 10b5-1/10b-18 securities purchase program launched in December 2008.

ThaiLin has been our consolidated subsidiary since December 2003. On December 1, 2005, ChipMOS Logic merged into ThaiLin, with ThaiLin as the surviving entity. See, “Item 4. Information on the Company— Our Structure and History—ThaiLin Semiconductor Corp.”.

ProMOS Technologies Inc.

As of March 31, 2009, Mosel directly and indirectly owned 12.0% of ProMOS. Following the transfer of Mosel’s DRAM business to ProMOS in 2003, sales to ProMOS accounted for 27% of our net revenue in 2006, 29% of our net revenue in 2007 and 18% of our net revenue in 2008.

On July 1, 2003, ChipMOS Taiwan entered into a long-term agreement with ProMOS, under which ChipMOS Taiwan reserves a specified amount of capacity for DRAM testing and assembly services to ProMOS and under which ProMOS guarantees to place orders in the amount of the reserved capacity. This agreement was superseded in July 2007, when ChipMOS Taiwan and ProMOS entered into a new long-term agreement with similar terms and conditions, except that under the new agreement, ProMOS will give ChipMOS six month rolling forecast on testing and assembly service orders to be placed to us, and ProMOS guarantees that such orders will represent no less than certain percentage of ProMOS’ total production volume of these products (excluding OEM products). The price for the services of ChipMOS Taiwan under this agreement will be agreed upon quarterly, subject to certain price adjustments. If ChipMOS Taiwan is unable to test and assemble the agreed number of DRAM, ProMOS may use a third party to cover the shortfall and ChipMOS Taiwan may be liable for, among other damages, any operation loss of ProMOS caused by such delay or any additional costs in using a third party to cover the shortfall. If ProMOS fails to place orders in the amount of the reserved capacity, ChipMOS Taiwan is entitled to damages calculated based on the difference between the value of the reserved capacity and the value of the actual used capacity, provided that the value of the capacity by ChipMOS Taiwan that has been used for other customers shall be deducted. In March 2008, ProMOS failed to place orders in the amount of the reserved capacity. In November 2008, we entered into a revised subcontracting contract with ProMOS by requiring ProMOS to provide wafers with a value of 80% of the subcontracting fee as collateral. In May 2009, a further revised subcontracting contract was entered into by and between us and ProMOS under which ProMOS provided us with wafer as pledge and Work-In-Process, or WIP and existing finished goods as lien material. Part of ProMOS’ receivables will be recovered through sales of the pledged wafer and lien material back to ProMOS with a discount to market price, and the remaining outstanding accounts receivables will be secured by equipment mortgage under the same contract arrangement. See Note 19 to our audited consolidated financial statements.

Rental revenue from ProMOS in 2006 and 2007 was NT$9 million and NT$16 million, respectively. We received no rental revenue from ProMOS in 2008.

Mou-Fu Investment Ltd.

As of March 31, 2009, Mosel held directly a 99.9% equity interest in Mou-Fu. In 2006, we paid Mou-Fu NT$3 million, for the provision of shareholders’ services and NT$2 million for management expenses.

Item 8.	Financial Information

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-61.

Legal Proceedings

In 2003, we had a tax dispute with the ROC tax authority in the amount of NT$31 million relating to our income tax in 2000. We submitted our objections to this assessment to the relevant tax authority in March 2004 and we received a request from the ROC tax authority in April 2006 to make the payment of approximately NT$2 million (US$61 thousand), which we paid in May 2006.

In February 2006, ChipMOS Taiwan and ChipMOS USA received notice of a lawsuit filed by Tessera Technologies, Inc., or Tessera. The complaint was initially filed in United States District Court for the Northern District of California (Civil Action No. C05-04063CW), or the California court. In an amended complaint, Tessera added ChipMOS Taiwan and ChipMOS USA, among several other semiconductor companies, as co-defendants. The amended complaint alleges that ChipMOS Taiwan, ChipMOS USA and the other co-defendants infringed certain patents owned by Tessera and that ChipMOS Taiwan is in breach of a license agreement with Tessera, or the Tessera license agreement. Tessera also sought unspecified damages and injunctive relief. ChipMOS Taiwan and ChipMOS USA have responded to the lawsuit by denying Tessera’s claims of patent infringement and breach of contract. ChipMOS USA and ChipMOS Taiwan have also raised various counterclaims for declaratory judgment and related affirmative defenses that the Tessera patents are invalid and unenforceable. In May 2007, the California court, with the concurrence of ChipMOS Taiwan and ChipMOS USA, stayed all litigation in the California court as a result of a related investigation by the International Trade Commission, or ITC, initiated by Tessera against certain other co-defendants. In addition, a co-defendant in the Tessera lawsuit requested the United States Patent and Trademark Office to reexamine the patentability of each of Tessera’s patents that are at issue in the case in the California court. The requests were granted and, in February 2007, the U.S. Patent and Trademark Office concluded that certain claims of the patents were invalid on the basis of prior art. In April 2008, ChipMOS Bermuda, ChipMOS USA and ChipMOS Taiwan received notice that Tessera requested the ITC to initiate another investigation alleging that the sale for and after importation into the United States as well as importation into the United States of certain small format non-tape based BGA semiconductor packages by ChipMOS Bermuda, ChipMOS Taiwan and ChipMOS USA infringe three of the five Tessera patents at issue in the case pending in the California court. Tessera sought, among other things, an investigation by the ITC and general exclusion orders to prohibit the infringing products from entry into the United States. The ITC initiated the investigation in May 2008. On March 13, 2009, after the close of discovery, Tessera submitted a request to terminate the proceedings at the ITC. The ITC has not ruled on this request. Litigation in the Northern District of California and the Eastern District of Texas may resume once the ITC complies a comparison investigation against other companies. Our counsel has not formed an opinion as to the outcome of the case.

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

In September 2007, ChipMOS Taiwan filed five lawsuits against Walton Advanced Engineering, Inc. and Walton Chaintech Corporation in Taiwan Kaohsiung District Court and Taiwan Banciao District Court, alleging infringement by these two companies of ChipMOS Taiwan’s package related patents for SDRAM, DDR I SDRAM and DDR II SDRAM devices. As of March 31, 2009, all of these lawsuits were pending.

Other than the matters described above, we were not involved in any material litigation in 2008 and are not currently involved in any material litigation.

Pursuant to the long-term service agreement we have entered into with Spansion in September 2005, Spansion agreed to provide ChipMOS with six month rolling forecast on testing and assembly service orders to be placed to us. In January 2009, Spansion has defaulted on its payment obligations under the long-term service agreement and ChipMOS has subsequently terminated the long-term service agreement with Spansion on February 19, 2009. On March 1, 2009, Spansion has filed for a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Subsequent to such filing, on March 16, 2009, ChipMOS Taiwan has been elected to be the co-chairman of the Unsecured Creditor Committee to represent unsecured creditors in Spansion’s efforts to reorganize its debts under Chapter 11 petition.

For certain information regarding legal proceedings relating to certain of our current and former directors, see “Item 3.—Key Information—Risk Factors—Risks Related to Our Business—The ongoing criminal proceeding of and adverse publicity associated with Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline”.

Dividend Policy

To date, we have not distributed any dividends. We currently intend to retain future earnings, if any, to finance the expansion of our business and thus do not expect to pay any cash dividends for the foreseeable future. In addition, we have no current plans to pay stock dividends.

Item 9.	The Offer and Listing

Listing

Nasdaq Global Select Market is the principal trading market for our common shares, which are not listed or quoted on any other markets in or outside the United States. Our common shares have been quoted on the Nasdaq Global Select Market (formerly the Nasdaq National Market) under the symbol “IMOS” since June 19, 2001 and our common shares have been quoted on the Nasdaq Global Select Market since July 1, 2006. The CUSIP number for our common shares is “G2110R106”. As of March 31, 2009, there were 83,971,012 common shares issued and outstanding. The table below sets forth, for the periods indicated, the high, low and average closing prices on the Nasdaq National Market or the Nasdaq Global Select Market for our common shares.

	Nasdaq(1) Price per share (US$)
	Average	High	Low
2004	8.24	15.00	3.60
2005	6.21	7.55	4.80
2006	6.35	8.10	5.45
2007	6.42	7.89	4.11
First Quarter	7.22	7.89	6.72
Second Quarter	6.71	7.39	6.04
Third Quarter	6.64	7.51	5.92
Fourth Quarter	5.18	6.14	4.11
2008	2.33	4.10	0.19
First Quarter	3.39	4.10	2.67
Second Quarter	3.13	3.40	2.78
Third Quarter	2.37	3.13	1.70
November	0.33	0.52	0.20
December	0.23	0.27	0.19
Fourth Quarter	0.48	1.64	0.19
2009
January	0.34	0.46	0.26
February	0.25	0.27	0.25
March	0.29	0.40	0.20
First Quarter	0.29	0.46	0.20
April	0.51	0.70	0.38
May (through May 29, 2009)	0.59	0.65	0.49

(1)	Trading in our common shares commenced on June 19, 2001 on the Nasdaq Global Select Market (formerly the Nasdaq National Market).

Item 10.	Additional Information

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

Preferred Shares

Currently there are no specific rights attached to the preferred shares. The specific rights of the preferred shares could include rights, preferences or privileges in priority to our common shares and the establishment of such rights or the delegation to the board of directors to establish such rights will need to be approved by our shareholders. As of March 31, 2009, no preferred shares have been issued by our company.

Bermuda Law

We are an exempted company organized under the Bermuda Companies Act. The rights of our shareholders are governed by Bermuda law and our memorandum of association and bye-laws. The Bermuda Companies Act differs in some material respects from laws generally applicable to United States corporations and their shareholders.

Dividends

Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities, issued share capital and share premium accounts. The holders of common shares are entitled to receive dividends out of assets legally available for such purposes at times and in amounts as our board of directors may from time to time determine. Any dividend unclaimed for a period of six years from its date of declaration will be forfeited and will revert to our company.

Voting Rights

Under Bermuda law, except as otherwise provided in the Bermuda Companies Act or our bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting. Our bye-laws provide that, subject to the provisions of the Bermuda Companies Act, and except for extraordinary resolutions, any question properly proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast, either on a show of hands or on a poll, with each shareholder present (and each person holding proxies for any shareholder) entitled to one vote on a show of hands, or on a poll, one vote for each fully paid-up common share held by the shareholder. In the case of an equality of votes cast, the chairman of the meeting shall have a second or casting vote. Any resolution for any of the following extraordinary transactions will require the approval of shareholders holding at least 70.0% of the total voting rights of all the shareholders having the right to vote at such meeting:

•	a resolution for the merger, amalgamation or any other consolidation of us with any other company, wherever incorporated;

•	a resolution for the sale, lease, exchange, transfer or other disposition of all or substantially all of our consolidated assets; or

•	a resolution for the adoption of any plan or proposal for the liquidation of our company.

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

Access to Books and Records and Dissemination of Information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s certificate of incorporation, its memorandum of association (including its objects and powers), and any alteration to its memorandum of association and documents relating to an increase or reduction of authorized capital. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which, unless agreed by all shareholders and directors, must be laid before the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain a share register in Hamilton, Bermuda and a branch register in New Jersey, USA. A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

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

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may, with the consent of the Minister of Finance of Bermuda (if required), be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Our bye-laws, other than the bye-laws separating our board of directors into three classes, may be amended by the board of directors if the amendment is approved by a majority of votes cast by our directors and by our shareholders by a resolution passed by a majority of votes cast at a general meeting. Any amendment to our bye-laws separating a board of directors into three classes must be approved by our board of directors and by shareholders of shares representing at least 60% of our outstanding shares.

Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Bermuda Companies Act. Where an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of the person entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by persons voting in favor of the amendment.

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

Exchange Controls

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

Director’s Interests

Under the Bermuda Companies Act, a director of a company may, notwithstanding his office, be a party to or otherwise interested in any transaction or arrangement with the company or in which the company is otherwise interested. He or she may also be a director or officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any corporate body promoted by the same company or an interested company. Therefore, where it is necessary, so long as a director of a Bermuda company declares the nature of his or her interest at the first opportunity at a meeting of the board or by writing to the directors as required by the Bermuda Companies Act, that director shall not by reason of his or her office be accountable to a company for any benefit he or she derives from any office or employment to which the bye-laws of the company allow him or her to be appointed or from any transaction or arrangement in which the bye-laws of such company allow him or her to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit. A general notice to the directors by a director or officer declaring that he or she is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person shall be sufficient declaration of interest in relation to any transaction or arrangement so made.

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

Transfer Agent and Registrar

Appleby Management (Bermuda) Ltd. (formerly known as Reid Management Limited) serves as our principal registrar and transfer agent in Bermuda for the common shares. Mellon Investor Services, L.L.C. serves as our United States transfer agent and registrar for the common shares.

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

As an exempted company, we are liable to pay in Bermuda an annual registration fee calculated on a sliding scale basis by reference to our assessable capital, which is the aggregate of our authorized common share capital and the premium on our issued common shares currently at a rate not exceeding US$31,120 per annum.

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

Interest Rate Risks

As of December 31, 2008, we had aggregate debt outstanding of NT$18,723 million (US$572 million), which was incurred for capital expenditure and general operating expenses. Of our outstanding debt as of December 31, 2008, 76% bears interest at variable rates. The interest rate for the majority of our variable rate debt varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debt had an annual weighted average interest rate of 3.1% as of December 31, 2008. Accordingly, we have cash flow and earnings exposure due to market interest rate changes for our variable rate debt. An increase in interest rates of 1% would increase our annual interest charge by NT$142 million (US$4 million) based on our outstanding indebtedness as of December 31, 2008.

As of December 31, 2007 and 2008, ChipMOS Taiwan had no interest rate swap agreements outstanding. ChipMOS Taiwan had entered into five interest rate swap agreements during the year of 2004 and 2005. On October 4, 2005, ChipMOS Taiwan terminated the swap with a notional amount of NT$300 million, which was entered into on October 13, 2004, and entered into two interest rate swap agreements each with a notional amount of NT$100 million, which were terminated on November 8, 2005 and December 5, 2005, respectively. On November 2, 2005, ChipMOS Taiwan entered into an interest rate swap agreement with a notional amount of NT$200 million, which was terminated on November 4, 2005. On November 4, 2005, the swap with a notional amount of NT$500 million, which was entered into on July 28, 2004, was also terminated. For these swaps, the difference in interest rates is calculated quarterly and credited or charged in the current period. In 2005, we recognized as NT$11 million of non-operating expense as a result of the swaps.

Foreign Currency Exchange Rate Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the Japanese yen and the US dollar. As of December 31, 2008, 65% of our accounts receivable are denominated in US dollars and Japanese yen, and 32% of our accounts payable and payables for properties are denominated in Japanese yen and US dollars. To minimize foreign currency exchange risk, from time to time we utilize forward exchange contracts and foreign currency options to hedge our exchange rate risk on foreign currency assets or liabilities positions. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average depreciation of the NT dollar against all other relevant foreign currencies of 5% would increase our annual exchange gain by NT$18 million (US$549 thousand) based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2008. As of December 31 2006, 2007 and 2008, we had no outstanding forward exchange or foreign currency option contracts. Our net gains on forward exchange contracts were NT$2 million, NT$123 thousand and nil for the years ended December 31, 2006, 2007 and 2008, respectively.

See Note 23 of our audited consolidated financial statements for additional information on these derivative transactions.

Item 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures. An evaluation was carried out under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934). Based upon that evaluation, the chief executive officer and chief financial officer concluded that these disclosure controls and procedures were effective as of December 31, 2008.

Management’s Annual Report on Internal Control Over Financial Reporting. Management’s Report on Internal Control Over Financial Reporting is set forth below.

Management’s Report on Internal Control Over Financial Reporting

June 4, 2009

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

As of December 31, 2008, the Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting as of December 31, 2008 was effective.

Moore Stephens, an independent registered public accounting firm, has audited our consolidated financial statements included in the Annual Report of the Company on Form-20F for the year ended December 31, 2008 and has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2008. The attestation report is set forth in “Item 18. Financial Statements”.

/s/ Shih-Jye Cheng		/s/ Shou-Kang Chen
Name:	Shih-Jye Cheng	Name:	Shou-Kang Chen
Title:	Chairman and Chief Executive Officer	Title:	Chief Financial Officer

Changes in Internal Control Over Financial Reporting. During 2008, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors have determined that Chin-Shyh Ou, one of our independent directors, qualified as audit committee financial expert and meets the independence requirement as defined in Item 16A to Form 20-F.

Item 16B.	Code of Ethics

We have adopted a Code of Business Conduct and Ethics, which applies to our directors, officers and employees. A copy of our Code of Business Conduct and Ethics is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

Item 16C.	Principal Accountant Fees and Services

The table below summarizes the aggregate fees that we paid or accrued for services provided by Moore Stephens for the years ended December 31, 2007 and 2008.

	2007		2008
	(In thousands)
Audit Fees	NT$	10,604	NT$	11,564

Audit Related Fees		195		—

Tax Fees		—		—

All Other Fees		—		—

Total	NT$	10,799	NT$	11,564

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. For 2007 and 2008, this category primarily includes the audit of our financial statements and our internal control over financial reporting contained in this Annual Report on Form 20-F.

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

On November 15, 2008, the Board of our subsidiary, ThaiLin, approved and subsequently implemented a securities purchase program to purchase through a broker our common shares as an affiliated purchaser, in accordance with the requirements of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended, with a maximum purchase amount of US$3 million. In addition, the chairman and chief executive officer of the Company, Mr. Shih-Jye Cheng implemented a separate securities purchase program to purchase through a broker our common shares as an affiliated purchaser in accordance with the requirement of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended, with a maximum purchase amount of US$500 thousand.

The table sets forth certain information about the purchase of our common shares under these affiliated purchasers’ purchase programs for the year ended as of December 31, 2008.

Purchases of Equity Securities by Affiliated Purchasers

Purchasers	Total Number of Shares Purchased	Average Price Paid Per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (US$ Million)
December 2008
Purchases by ThaiLin	197,400	0.27	197,400	2.9
December 2008
Purchases by Shih-Jye Cheng	33,330	0.27	33,330	0.5

Total	230,730		230,730	3.4

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Our corporate governance practices are governed by applicable Bermuda law, specifically, the Bermuda Companies Act, and our memorandum of association and bye-laws. Also, because our securities are listed on the Nasdaq Stock Market (“Nasdaq”), we are subject to corporate governance requirements applicable to Nasdaq-listed foreign private issuers under Nasdaq listing rules.

Under Nasdaq Rule 5615(a)(3), Nasdaq-listed foreign private issuers may, in general, follow their home country corporate governance practices instead of most Nasdaq corporate governance requirements. However, all Nasdaq-listed, foreign private issuers must comply with Nasdaq Rules 5605(c)(2)(A)(ii), 5605(c)(3), 5625 and 5640.

Item 16G requires a foreign private issuer to provide in its annual report filed with the Securities and Exchange Commission a brief, general summary of any significant ways its corporate governance practices differ from those followed by Nasdaq-listed domestic companies. The table below provides this summary information as required by Item 16G and by Nasdaq Rule 5615(a)(3):

Nasdaq Listing Rule	Corporate Governance Practice To Be Followed by Domestic Companies	Our Corporate Governance Practice
5605(b)	Requires a majority independent board and an independent director executive session.	We follow the same Nasdaq listing rule governance practice as followed by domestic companies.

5605(c)(1)	Audit committee charter requirements.	We follow the same Nasdaq listing rule governance practice as followed by domestic companies.

5605(c)(2)(A)(ii)	Audit committee composition and independence requirements.	We follow the same Nasdaq listing rule governance practice as followed by domestic companies.

5605(c)(2)(A)(i), (iii), (iv)	Audit committee financial sophistication requirements.	We follow governance practices under Bermuda law: Bermuda Companies Act does not have such requirement.

5605(c)(3)	Audit committee responsibilities and authority requirements.	We follow the same Nasdaq listing rule governance practice as followed by domestic companies.

5605(d), (e)	Requires independent director oversight of executive officer compensation and director nominations.	We follow governance practices under Bermuda law: Bermuda Companies Act does not have such requirement.

5610	Requires a code of conduct for directors, officers and employees.	We follow the same Nasdaq listing rule governance practice as followed by domestic companies.

5620	Annual shareholder meeting requirements.

We follow governance practices under Bermuda law.

The Bermuda Companies Act and our bye-laws provide for certain requirements for the annual shareholder meeting, including the following:

(a) an annual general meeting at least once in every calendar year;

(b) Bermuda Companies Act does not have express provisions requiring proxy solicitation; and

(c) under bye-law 49, the quorum for any annual general meeting shall be at least two shareholders present in person or by proxy and holding shares representing at least fifty percent (50%) of the total voting rights of all the shareholders having the right to vote at such meeting and entitled to vote.

5625	Requires an issuer to notify Nasdaq of any material noncompliance with the Rule 5600 series.	We follow the same Nasdaq listing rule governance practice as followed by domestic companies.

5630	Requires oversight of related party transactions.	We follow the same Nasdaq listing rule governance practice as followed by domestic companies.

Nasdaq Listing Rule	Corporate Governance Practice To Be Followed by Domestic Companies	Our Corporate Governance Practice
5635	Circumstances that require shareholder approval.

We follow governance practices under Bermuda law. The Bermuda Companies Act and our bye-laws provide for certain circumstances which require shareholders’ approval, including the following:

(a) under bye-law 5, subject to the Bermuda Companies Act, all or any of the special rights for the time being attached to any class of shares for the time being issued may from time to time be altered or abrogated with the consent in writing of the holders of not less than 75% of the issued shares of that class or with the sanction of a resolution of our shareholders passed at a separate general meeting of the holders of such shares voting in person or by proxy;

(b) under bye-law 129, subject to the Bermuda Companies Act and our bye-laws, any resolution proposed for consideration at any general meeting to approve (i) the merger, amalgamation or any other consolidation of us with any other company, wherever incorporated; (ii) any sale, lease, exchange, transfer or other disposition of all or substantially all of our consolidated assets; and (iii) the adoption for any plan or proposal for our liquidation, shall require the approval of our shareholders holding shares representing at least 70% of the total voting rights of all the shareholders having the right to vote at such meeting; and

(c) under the Bermuda Companies Act, there are provisions setting out the requirements as well as specified shareholders’ approval for a scheme of arrangement, compulsory acquisition or amalgamation.

5640	Shareholder voting rights requirements.	We follow the same Nasdaq listing rule governance practice as followed by domestic companies.

PART III

Item 17.	Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

Item 19.	Exhibits

Exhibits	Description
1.1	Memorandum of Association of ChipMOS TECHNOLOGIES (Bermuda) LTD.(1)

1.2	Bye-laws of ChipMOS TECHNOLOGIES (Bermuda) LTD.

2.1	Certificate of Incorporation of ChipMOS TECHNOLOGIES (Bermuda) LTD., dated August 15, 2000.(1)

4.1	Joint Venture Agreement, dated July 14, 1997, between Mosel Vitelic Inc. and Siliconware Precision Industries Co., Ltd. (1)

4.2	Asset Sales Agreement, dated June 14, 1999, between Microchip Technology Taiwan and ChipMOS TECHNOLOGIES INC.(1)

4.3	Tessera Compliant Chip License Agreement, dated April 20, 1999, between Tessera Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.4	License Agreement, dated April 1, 1999, between Fujitsu Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.5	Sales Agreement, dated February 10, 2000, between Sharp Corp. and ChipMOS TECHNOLOGIES INC. (1)

4.6	Raw Materials Processing Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.7	Raw Materials Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.8	Integrated Circuit Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.9	Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.10	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.11	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.12	Land Lease Agreement, dated September 1, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.13	Purchase Agreement, dated July 31, 1997, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc.(1)

4.14	Form of Share Exchange Covenant Letter from the Company to the Shareholders.(1)

4.15	Amendment to the Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC, dated September 1, 2001. (2)

4.16	Purchase Agreement, dated October 15, 2003, between ChipMOS TECHNOLOGIES INC. and DenMOS Technology Inc.(2)

4.17	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Ron How Investment Corp. (English Translation)(3)

4.18	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Yuan Shan Investment Corp. (English Translation)(3)

4.19	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc. (English Translation)(3)

4.20	Laser Stamping Machine Lease Agreement, dated November 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.21	Automatic Stamping Machine Lease Agreement, dated December 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.22	Raw Materials Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.23	Integrated Circuit Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.24	Technology Transfer Agreement, dated December 24, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.25	Tester Equipment Lease Agreement, dated November 14, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.26	Tester Equipment Lease Agreement, dated December 3, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.27	Joint Engagement Letter, undated, by and among Ultima Electronics Corp., ChipMOS TECHNOLOGIES INC. and Sun-Fund Securities Ltd. (English Translation)(3)

4.28	Lease Agreement, dated June 1, 2002, between ChipMOS TECHNOLOGIES INC. and SyncMOS Technologies, Inc. (English Translation)(3)

4.29	Technology Transfer Agreement, dated August 1, 2002, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES (Shanghai) LTD.(3)

4.30	Promissory Note from Modern Mind Technology Limited to Jesper Limited, dated November 4, 2002.(3)

4.31	Deed of Variation, dated December 2, 2002, between Modern Mind Technology Limited and Jesper Limited.(3)

4.32	Deed of Assignment, dated December 27, 2002, between Jesper Limited and ChipMOS TECHNOLOGIES (Bermuda) LTD. (3)

4.33	Deed of Assignment, dated June 25, 2003, between Jesper Limited and ChipMOS TECHNOLOGIES INC.(3)

4.34	Agreement, dated May 3, 2003, between Jesper Limited and Modern Mind Technology Limited.(3)

4.35	Master loan agreement, dated July 12, 2004, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Modern Mind Technology Limited and Jesper Limited.(5)

4.36	Cooperation Agreement, dated March 27, 2002, between Shanghai Qingpu Industrial Zone Development (Group) Company and ChipMOS TECHNOLOGIES (Bermuda) LTD. (English Translation)(3)

4.37	Deed of assignment, dated December 17, 2003, between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.38	Supplemental deed of assignment, dated May 14, 2004 between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.39	Second supplemental deed of assignment, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.40	Assignment agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (4)

4.41	Supplemental assignment agreement, dated May 14, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (4)

4.42	Second supplemental assignment agreement, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.43	Patent license agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(4)

4.44	Supplemental patent license agreement dated July 8, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.45	Second supplemental patent license agreement dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.46	Third supplemental patent license agreement dated December 30, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.47	Assembly and Testing Service Agreement, dated November 27, 2005, between ChipMOS TECHNOLOGIES INC. and Spansion LLC.(6)

4.48	Share Purchase and Subscription Agreement, dated February 13, 2007, among ChipMOS TECHNOLOGIES (Bermuda) LTD., ChipMOS TECHNOLOGIES INC. and Siliconware Precision Industries Co., Ltd. (7)

4.49	Registration Rights Agreement, dated March 27, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and Siliconware Precision Industries Co., Ltd. (7)

4.50	Share Exchange Agreement, dated as of April 12, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (9)

4.51	Assignment Agreement, dated April 12, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(8)

4.52	Form of Change In Control Severance Agreement.(9)

4.53	Southern Taiwan Science Park Administration Land Lease Agreement, dated June 1, 2007, between Southern Taiwan Science Park Administration and ChipMOS TECHNOLOGIES INC. (English Translation) (9)

4.54	Second Amendment to Assembly and Test Service Agreement, dated July 16, 2007, by and between Spansion LLC and ChipMOS TECHNOLOGIES INC. (9)

4.55	Service Agreement for Integrated Circuit Products, dated July 17, 2007, by and between ProMOS Technologies Inc. and ChipMOS TECHNOLOGIES INC. (English Translation) (9)

4.56	Registration Rights Agreement, dated August 8, 2007, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Giant Haven Investment Limited, ProMOS Technologies Inc. and Powertech Technology Inc. (9)

4.57	Third Amendment to Assembly and Test Services Agreement, dated November 30, 2007, by and between Spansion LLC and ChipMOS TECHNOLOGIES INC. (9)

4.58	Science Park Administration Land Lease Agreement, dated December 1, 2007, between Science Park Administration and ChipMOS TECHNOLOGIES INC. (English Translation) (9)

4.59	Lease Agreement, dated April 2, 2008, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation) (9)

8.1	List of principal subsidiaries of ChipMOS TECHNOLOGIES (Bermuda) LTD.

11.1	Code of Business Conduct and Ethics.(4)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

15.1	Consent of independent registered public accounting firm.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-13218), filed on February 28, 2001.
(2)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2002.
(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 30, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2004.
(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 29, 2005.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-130230), filed on December 9, 2005.
(7)	Incorporated by reference to Schedule 13D filed with the United States Securities and Exchange Commission by Siliconware Precision Industries Co., Ltd. on April 4, 2007.
(8)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 8 2007.
(9)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 6, 2008.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and it has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei, Taiwan, Republic of China, on June 4, 2009.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

By:	/s/ Shih-Jye Cheng
Name:	Shih-Jye Cheng
Title:	Chairman and Chief Executive Officer

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ChipMOS TECHNOLOGIES (Bermuda) LTD.

We have audited the accompanying consolidated balance sheets of ChipMOS TECHNOLOGIES (Bermuda) LTD. and subsidiaries (collectively, the “Company”) (see Note 1) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008, all expressed in New Taiwan dollars. We have also audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

Report of Independent Registered Public Accounting Firm (continued)

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the Republic of China. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Treadway Commission (COSO).

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred a loss of NT$7,270,245 thousand for the year ended December 31, 2008 and had net current liabilities of NT$227,275 thousand as of 31 December 2008 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2008, and the determination of shareholders’ equity and financial position at December 31, 2008 and 2007, to the extent summarized in Note 25.

/s/ Moore Stephens
Certified Public Accountants
Hong Kong

April 20, 2009

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2008 (Notes 1 and 17)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31,
	2007	2008
	NT$	NT$	US$
			(Note 3)
ASSETS
CURRENT ASSETS

Cash and cash equivalents	5,133,580	6,651,909	203,050
Restricted cash and cash equivalents (Note 20)	86,975	59,485	1,816
Financial assets at fair value through profit and loss (Notes 2, 4 and 19)	555,608	102,137	3,118
Held-to-maturity financial assets (Note 5)	—	250,000	7,631
Investments with no active market (Notes 2 and 8)	—	100,000	3,052
Notes receivable
Related parties (Note 19)	—	195,000	5,952
Third parties	28,032	14,174	433
Accounts receivable - net of allowance for doubtful receivables and sales return allowances of NT$242,325 in 2007 and NT$2,423,978 in 2008 (Notes 2 and 6)
Related parties (Note 19)	1,498,833	359	11
Third parties	3,795,838	1,296,525	39,576
Other receivables - net of allowance for doubtful receivables and sales return allowances of NT$18,274 in 2007 and NT$9,035 in 2008 (Notes 2 and 6)
Related parties (Note 19)	11,922	30,000	916
Third parties	31,176	172,239	5,257
Inventories - net (Notes 2 and 7)	1,043,620	1,001,529	30,572
Deferred income tax - net (Notes 2 and 18)	85,080	355,716	10,858
Prepaid expenses and other current assets	334,485	265,194	8,095

Total Current Assets	12,605,149	10,494,267	320,337

LONG-TERM INVESTMENTS (Notes 2 and 8)
Financial assets carried at cost	358,017	137,834	4,207
Investments with no active market	—	300,000	9,158

Total long-term investments	358,017	437,834	13,365

PROPERTY, PLANT AND EQUIPMENT - NET (Notes 2 and 15)
Cost
Land	532,605	532,605	16,258
Buildings and auxiliary equipment	8,515,871	9,473,985	289,194
Machinery and equipment	41,859,292	42,289,143	1,290,877
Furniture and fixtures	1,405,522	1,351,017	41,240
Transportation equipment	45,339	44,462	1,357
Tools	2,757,546	3,045,774	92,972
Leasehold improvements	6,217	2,503	76

Total cost	55,122,392	56,739,489	1,731,974
Accumulated depreciation (Note 9)	(26,298,244)	(32,310,287)	(986,272)
Accumulated impairment	(109,275)	(1,472,083)	(44,935)
Construction in progress and advance payments	1,305,559	697,821	21,301

Net Property, Plant and Equipment	30,020,432	23,654,940	722,068

INTANGIBLE ASSETS - NET (Notes 2 and 10)	180,434	107,797	3,291

OTHER ASSETS
Restricted cash and cash equivalents (Note 20)	29,983	11,500	351
Employee dormitory buildings - net of accumulated depreciation of NT$141,060 in 2007 and NT$174,601 in 2008 (Note 2)	338,764	325,052	9,922
Refundable deposits	36,513	35,425	1,081
Goodwill (Note 2)	917,181	—	—
Long-term accounts receivable-related parties (Note 19)	449,827	—	—

Prepaid pension (Notes 2 and 16)	—	12,604	385
Others (Note 2)	379,785	362,180	11,056

Total Other Assets	2,152,053	746,761	22,795

TOTAL ASSETS	45,316,085	35,441,599	1,081,856

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

December 31, 2007 and 2008 (Notes 1 and 17)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31,
	2007	2008
	NT$	NT$	US$
			(Note 3)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank loans (Note 11)	1,249,196	2,745,390	83,803
Current portion of long-term loans (Note 15)	3,686,216	4,603,637	140,526
Convertible notes (Note 14)	3,014,937	1,541,633	47,058
Derivative liabilities	95,996	—	—
Deferred credit	3,862	2,380	73
Accounts payable	976,147	477,873	14,587
Other payables
Related parties (Note 19)	13	13	—
Third parties (Note 12)	604,145	628,042	19,171
Income tax payable (Note 2)	402,863	1,580	48
Payables to contractors and equipment suppliers	454,075	251,557	7,679
Accrued expenses and other current liabilities (Note 13)	886,736	469,437	14,330

Total Current Liabilities	11,374,186	10,721,542	327,275

LONG-TERM LIABILITIES
Convertible notes (Note 14)	2,075,553	74,128	2,263
Long-term loans (Note 15)	9,248,157	9,758,479	297,878

Total Long-Term Liabilities	11,323,710	9,832,607	300,141

OTHER LIABILITIES
Deferred income tax – net (Notes 2 and 18)	180,400	233,723	7,134
Deferred credit	169,942	102,329	3,124
Accrued pension cost (Notes 2 and 16)	12,261	4,775	146
Guarantee deposits	7,458	3,810	116

Total Other Liabilities	370,061	344,637	10,520

Total Liabilities	23,067,957	20,898,786	637,936

COMMITMENTS AND CONTINGENCIES (Note 21)

SHAREHOLDERS’ EQUITY (Notes 2 and 17)
Capital stock NT$0.328 (US$0.01) par value
Authorized 250,000 thousand common shares and 75,000 thousand preferred shares
Issued 83,971 thousand common shares (2007: 83,843 thousand common shares)
Outstanding 83,774 thousand common shares (2007: 83,843 thousand common shares)	27,517	27,557	841
Capital surplus	12,475,936	12,784,081	390,235
Deferred compensation	(69,368)	(26,000)	(794)
Retained earnings (accumulated losses)	6,291,008	(998,319)	(30,474)
Cumulative translation adjustments	277,464	433,714	13,239
Treasury stock	—	(1,779)	(54)
Minority interests	3,245,571	2,323,559	70,927

Total Shareholders’ Equity	22,248,128	14,542,813	443,920

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	45,316,085	35,441,599	1,081,856

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2006, 2007 and 2008 (Notes 1 and 17)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
NET REVENUE (Notes 2, 19 and 24)
Related parties	5,654,396	6,915,907	3,122,925	95,327
Third parties	14,720,791	16,681,691	13,887,237	423,909

Total Net Revenues	20,375,187	23,597,598	17,010,162	519,236

COST OF REVENUE (Notes 19 and 24)
Related parties	4,217,605	5,035,137	3,574,156	109,101
Third parties	10,035,740	12,408,927	13,395,724	408,905

Total Cost of Revenue	14,253,345	17,444,064	16,969,880	518,006

GROSS PROFIT	6,121,842	6,153,534	40,282	1,230

OPERATING EXPENSES (Note 19)
Research and development (Note 2)	274,752	322,325	435,583	13,296
General and administrative	813,046	1,070,438	885,645	27,035
Sales and marketing (Note 2)	107,450	98,328	2,362,686	72,121

Total Operating Expenses	1,195,248	1,491,091	3,683,914	112,452

INCOME (LOSS) FROM OPERATIONS	4,926,594	4,662,443	(3,643,632)	(111,222)

NON-OPERATING INCOME
Gain on embedded derivative	57,749	—	—	—
Foreign exchange gain - net (Note 2)	37,934	71,092	143,932	4,394
Rental (Note 19)	23,374	28,062	12,099	369
Interest (Note 19)	102,033	117,060	112,132	3,423
Cash dividend from financial assets	2,434	18,662	—	—
Fair value gain on financial assets	37,344	—	—	—
Subsidy income	9,592	6,338	—	—
Gain on disposal of property, plant and equipment (Note 2)	25,171	9,567	38,634	1,179
Gain on disposal of long-term investments	1,059	—	—	—
Gain on disposal of financial assets	—	23,778	5,954	182
Gain on redemption of convertible notes	—	—	66,808	2,039
Gain on disposal of land use rights (Note 10)	—	—	69,524	2,122
Other	65,817	151,173	105,898	3,233

Total Non-Operating Income	362,507	425,732	554,981	16,941

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

For the Years Ended December 31, 2006, 2007 and 2008 (Notes 1 and 17)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
NON-OPERATING EXPENSES
Interest	398,964	864,949	765,005	23,352
Financing cost	39,301	34,459	35,503	1,084
Fair value loss on financial assets	—	84,966	148,569	4,535
Loss on disposal of property, plant and equipment (Note 2)	918	5,594	2,408	74
Loss on disposal of financial assets	1,627	—	—	—
Loss on redemption of convertible notes	5,642	23,384	—	—
Impairment loss on long-term investments (Note 8)	57,779	8,735	220,183	6,721
Impairment loss on property, plant and equipment	—	—	1,599,424	48,822
Impairment loss on other assets	—	—	3,460	106
Impairment loss on goodwill	—	—	917,181	27,997
Loss on embedded derivative	—	18,022	105,110	3,209
Other	81,445	54,799	44,889	1,370

Total Non-Operating Expenses	585,676	1,094,908	3,841,732	117,270

INCOME (LOSS) BEFORE INCOME TAX, MINORITY INTERESTS AND INTEREST IN BONUSES PAID BY SUBSIDIARIES	4,703,425	3,993,267	(6,930,383)	(211,551)

INCOME TAX EXPENSE (Notes 2 and 18)	(636,499)	(768,235)	(120,792)	(3,687)

INCOME (LOSS) BEFORE MINORITY INTERESTS AND INTEREST IN BONUSES PAID BY SUBSIDIARIES	4,066,926	3,225,032	(7,051,175)	(215,238)

MINORITY INTERESTS	(1,799,405)	(720,007)	143,297	4,374
INTEREST IN BONUSES PAID BY SUBSIDIARIES	(149,456)	(285,823)	(362,367)	(11,061)
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	3,277	—	—	—

NET INCOME (LOSS)	2,121,342	2,219,202	(7,270,245)	(221,925)

EARNINGS (LOSS) PER SHARE – BASIC	30.84	27.63	(86.66)	(2.65)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – BASIC	68,781	80,305	83,894	83,894

EARNINGS (LOSS) PER SHARE – DILUTED (Note 2)	25.00	24.24	(86.66)	(2.65)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – DILUTED (Note 2)	88,296	108,207	83,894	83,894

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2006, 2007 and 2008 (Notes 1 and 17)

(In Thousands of New Taiwan Dollars, Except Number of Shares)

	CAPITAL STOCK ISSUED		CAPITAL SURPLUS	DEFERRED COMPENSATION	RETAINED EARNINGS (ACCUMULATED LOSSES)	UNREALIZED LOSS ON LONG-TERM INVESTMENTS (Note 2)	CUMULATIVE TRANSLATION ADJUSTMENTS (Note 2)	TREASURY STOCK	MINORITY INTERESTS	TOTAL SHAREHOLDERS’ EQUITY
	Shares	Amount
	(Thousands)	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2006	67,762	22,226	9,021,058	(18,806)	2,200,809	(1,178)	(10,271)	—	7,878,123	19,091,961
Exercise of stock options	1,319	427	130,841	—	—	—	—	—	—	131,268
Issue of option warrants	—	—	36,680	(37,768)	—	—	—	—	—	(1,088)
Conversion of convertible notes	1,115	369	231,331	—	—	—	—	—	—	231,700
Equity component of convertible notes	—	—	265,650	—	—	—	—	—	—	265,650
Adjustment arising from change in ownership percentage in subsidiaries	—	—	86,316	—	—	—	—	—	—	86,316
Net profit for 2006	—	—	—	—	2,121,342	—	—	—	1,799,405	3,920,747
Adjustment of equity method for long-term investments	—	—	—	—	—	1,178	—	—	—	1,178
Changes in minority interests	—	—	—	—	—	—	—	—	(921,210)	(921,210)
Translation adjustments	—	—	—	—	—	—	78,345	—	—	78,345

BALANCE, DECEMBER 31, 2006	70,196	23,022	9,771,876	(56,574)	4,322,151	—	68,074	—	8,756,318	22,884,867

Exercise of stock options	867	284	89,566	—	—	—	—	—	—	89,850
Issue of shares	12,780	4,211	2,599,168	—	—	—	—	—	—	2,603,379
Issue of option warrants	—	—	36,874	(12,794)	—	—	—	—	—	24,080
Repurchase of convertible notes	—	—	(2,657)	—	(611)	—	—	—	—	(3,268)
Net profit for 2007	—	—	—	—	2,219,202	—	—	—	720,007	2,939,209
Adjustment of equity method for long-term investments	—	—	(18,891)	—	(249,734)	—	—	—	—	(268,625)
Changes in minority interests	—	—	—	—	—	—	—	—	(6,230,754)	(6,230,754)
Translation adjustments	—	—	—	—	—	—	209,390	—	—	209,390

BALANCE, DECEMBER 31, 2007	83,843	27,517	12,475,936	(69,368)	6,291,008	—	277,464	—	3,245,571	22,248,128
Exercise of stock options	128	40	4,508	—	—	—	—	—	—	4,548
Issuance of option warrants	—	—	21,743	43,368	—	—	—	—	—	65,111
Repurchase of convertible notes	—	—	197,299	—	—	—	—	—	—	197,299
Net loss for 2008	—	—	—	—	(7,270,245)	—	—	—	(143,297)	(7,413,542)
Adjustment of equity method for long-term investments	—	—	84,595	—	(19,082)	—	—	—	—	65,513
Changes in minority interests	—	—	—	—	—	—	—	—	(778,715)	(778,715)
Stock purchased by a subsidiary	(197)	—	—	—	—	—	—	(1,779)	—	(1,779)
Translation adjustments	—	—	—	—	—	—	156,250	—	—	156,250

BALANCE, DECEMBER 31, 2008	83,774	27,557	12,784,081	(26,000)	(998,319)	—	433,714	(1,779)	2,323,559	14,542,813

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2006, 2007 and 2008 (Notes 1 and 17)

(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	2,121,342	2,219,202	(7,270,245)	(221,925)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	5,489,468	6,718,762	6,999,590	213,663
Amortization of intangible and other assets	69,373	116,025	174,934	5,340
Amortization of discount of convertible notes	57,213	178,613	184,829	5,642
Allowance for doubtful receivables	52,586	130,038	2,292,229	69,970
Recovery of allowance for doubtful receivables	(16,357)	(30,095)	(119,815)	(3,657)
Deferred compensation	(1,088)	24,080	65,111	1,988
Gain on disposal of property, plant and equipment – net	(24,253)	(3,973)	(36,226)	(1,105)
Gain on disposal of land use right	—	—	(69,524)	(2,122)
Gain on disposal of long-term investments	(1,059)	—	—	—
Loss (gain) on redemption of convertible notes	5,642	23,384	(66,808)	(2,039)
Loss (gain) on embedded derivative	(57,749)	18,022	105,110	3,209
Impairment loss on long-term investments	57,779	8,735	220,183	6,721
Impairment loss on goodwill	—	—	917,181	27,997
Impairment loss on property, plant and equipment	—	—	1,599,424	48,822
Impairment loss on other assets	—	—	3,460	106
Fair value loss on financial assets	—	84,966	148,569	4,535
Accrued pension cost	(34,086)	(35,312)	(7,486)	(229)
Deferred income tax – net	254,135	(6,758)	(215,608)	(6,582)
Minority interests	1,799,405	720,007	(143,297)	(4,374)
Changes in operating assets and liabilities
Financial assets at fair value through profit and loss	(1,742,987)	1,288,549	261,564	7,984
Notes receivable	(523)	3,071	(181,142)	(5,529)
Accounts receivable	(1,117,926)	(803,369)	1,175,360	35,878
Other receivables	120,468	552	(146,822)	(4,481)
Inventories	(316,842)	(93,071)	47,533	1,451
Prepaid expenses and other current assets	(78,400)	(176,977)	71,050	2,168
Other assets	42,233	22,175	449,802	13,730
Notes payable	(3,927)	—	—	—
Accounts payable	72,612	167,605	(502,241)	(15,331)
Other payables	142,375	53,755	22,157	676
Income tax payable	206,191	109,028	(401,283)	(12,249)
Accrued expenses and other liabilities	238,703	171,309	(409,554)	(12,503)
Deferred credit	(17,936)	(25,477)	(3,809)	(116)

Net Cash Provided by Operating Activities	7,316,392	10,882,846	5,164,226	157,638

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in restricted cash and cash equivalents	104,469	(20,892)	47,135	1,439
Proceeds from sales of property, plant and equipment	238,721	42,324	113,595	3,467
Proceeds from sales of long-term investments	1,059	—	—	—
Proceeds from sales of intangible assets	—	—	73,709	2,250
Acquisitions of:
Long-term investments	(20,742)	(10)	—	—
Property, plant and equipment	(15,190,487)	(6,632,887)	(2,390,911)	(72,983)
Deferred assets	(101,263)	(269,573)	(139,505)	(4,258)
Employee dormitory building	(7,656)	(20,107)	(2,025)	(62)
Subsidiary	—	(5,305,030)	—	—
Decrease/(increase) in refundable deposits	(12,314)	(5,909)	1,088	33

Net Cash Used in Investing Activities	(14,988,213)	(12,212,084)	(2,296,914)	(70,114)

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

For the Years Ended December 31, 2006, 2007 and 2008 (Notes 1 and 17)

(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on:
Bank loans	(147,768)	(208,982)	(291,444)	(8,896)
Commercial paper payable	(149,413)	—	—	—
Long-term loans	—	(297,157)	—	—
Convertible notes	(256,605)	(244,466)	(3,498,282)	(106,785)
Treasury stock	—	—	(1,779)	(54)
Proceeds from:
Bank loans	730,777	395,836	1,787,638	54,568
Convertible notes	3,191,300	—	—	—
Long-term loans	6,278,523	171,730	1,386,370	42,319
Issuance of capital stock	131,268	2,693,229	4,548	139
Changes in minority interests	(834,604)	(1,983,687)	(778,715)	(23,770)
Increase (decrease) in guarantee deposits	4,396	1,624	(3,648)	(112)

Net Cash Provided by (Used in) Financing Activities	8,947,874	528,127	(1,395,312)	(42,591)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	12,848	38,787	46,329	1,414

Net Increase (Decrease) in Cash and cash equivalents	1,288,901	(762,324)	1,518,329	46,347

Cash and cash equivalents, beginning of the year	4,607,003	5,895,904	5,133,580	156,703

Cash and cash equivalents, end of the year	5,895,904	5,133,580	6,651,909	203,050

SUPPLEMENTAL INFORMATION
Income tax paid	178,001	665,691	747,551	22,819

Interest paid	291,491	818,712	641,727	19,589

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	2,335,284	3,686,216	4,603,637	140,526

PARTIAL CASH PAID FOR INVESTING ACTIVITIES
Cash paid for acquisition of property, plant and equipment
Total acquisitions	15,717,760	6,093,771	2,188,393	66,801
Increase (decrease) in payables to contractors and equipment suppliers	(527,273)	539,116	202,518	6,182

	15,190,487	6,632,887	2,390,911	72,983

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS

ChipMOS TECHNOLOGIES (Bermuda) LTD. (ChipMOS Bermuda) was incorporated under the laws of Bermuda on August 1, 2000, and its common shares have been traded on the NASDAQ Global Select Market since June 2001. As of December 31, 2008, ChipMOS Bermuda was 13.33% and 14.50% owned by Mosel Vitelic Inc. (MVI) through its wholly-owned subsidiary, Giant Haven Investment Ltd. and its indirectly-owned subsidiary, Mou-Fu Investment Ltd. (Mou-Fu) and Siliconware Precision Industries Co. Ltd (SPIL). As of December 31, 2008, ChipMOS Bermuda owned 100% (2007: 100%) of the outstanding common shares of ChipMOS TECHNOLOGIES INC. (ChipMOS Taiwan).

ChipMOS Taiwan was incorporated in Taiwan on July 28, 1997 as a joint venture company between MVI and SPIL. Its operations consist of testing and assembly of semiconductors. In connection with a corporate restructuring on January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of ChipMOS Taiwan executed a Purchase and Subscription Agreement whereby they transferred their shares of ChipMOS Taiwan to ChipMOS Bermuda in exchange for 58,342 thousand common shares in ChipMOS Bermuda. The selling shareholders, who previously held an aggregate of 70.25% of the entire outstanding common shares of ChipMOS Taiwan, thus became the holders of the entire outstanding common shares of ChipMOS Bermuda. Because 100% of the outstanding common shares of ChipMOS Bermuda were owned by former shareholders of ChipMOS Taiwan, the exchange of shares has been accounted for as a merger as if ChipMOS Bermuda was the acquirer. Equity and operations attributable to ChipMOS Taiwan shareholders not participating in the exchange offer were reflected as minority interest in the historical financial statements. In March 2007, ChipMOS Bermuda, ChipMOS Taiwan and SPIL completed a share purchase and subscription transaction whereby ChipMOS Bermuda purchased 100% of SPIL’s equity interest in ChipMOS Taiwan at US$0.75 per share. SPIL also subscribed to 12,174,998 newly issued common shares of ChipMOS Bermuda through a private placement of US$6.28 per share. After the transaction, ChipMOS Taiwan became a 99.14% subsidiary of ChipMOS Bermuda and SPIL owned 14.7% of ChipMOS Bermuda. In September 2007, another share exchange transaction was completed whereby ChipMOS Bermuda offered to exchange one share of ChipMOS Bermuda for 8.4 shares of ChipMOS Taiwan shares. The exchange was completed in September 2007 and ChipMOS Taiwan became a wholly-owned subsidiary of ChipMOS Bermuda. As of December 31, 2008, ChipMOS Bermuda held a 100% interest in ChipMOS Taiwan.

ThaiLin Semiconductor Corp. (ThaiLin) was incorporated on May 15, 1996 and is listed on the GreTai Securities Market in Taiwan. ThaiLin is engaged in wafer and semiconductor testing services. On December 31, 2002, ChipMOS Taiwan acquired an equity interest of 41.8% in ThaiLin. On December 1, 2003, ChipMOS Taiwan obtained controlling influence over ThaiLin’s decisions on its operations, personnel and financial policies. Therefore, ThaiLin has been consolidated into these financial statements from December 1, 2003 in spite of the fact that ChipMOS Taiwan holds an equity interest of less than 50% in ThaiLin. As of December 31, 2008, ChipMOS Taiwan held a 42.76% equity interest in ThaiLin.

ChipMOS Japan Inc. (ChipMOS Japan) was incorporated in Japan in June 1999, and ChipMOS USA Inc. (ChipMOS USA) was incorporated in the United States of America in October 1999. These two companies engage in sales and customer services and all the expenses incurred from these activities are charged to current income. ChipMOS Japan began generating revenue in 2000, while ChipMOS USA began generating revenue in 2001. As of December 31, 2008, ChipMOS Taiwan owned 100% of the outstanding shares of both ChipMOS Japan and ChipMOS USA.

1.	ORGANIZATION AND BUSINESS (continued)

MODERN MIND TECHNOLOGY LIMITED (Modern Mind) was incorporated in the British Virgin Islands on January 29, 2002. Modern Mind conducts its operations through ChipMOS TECHNOLOGIES (Shanghai) LTD. (ChipMOS Shanghai). ChipMOS Bermuda acquired a 100% equity interest in Modern Mind on December 12, 2002, and then transferred it to Jesper Limited (Jesper) on December 31, 2002. In December 2002 and 2003, ChipMOS Bermuda acquired from Jesper and ChipMOS Taiwan, respectively, convertible notes issued by Modern Mind that are convertible into a controlling equity interest in Modern Mind if the repayment is not made when due. Accordingly, ChipMOS Bermuda is deemed to have a controlling interest in Modern Mind.

ChipMOS Shanghai a wholly-owned subsidiary of Modern Mind, was established in the People’s Republic of China (PRC) on June 7, 2002. ChipMOS Shanghai is engaged in wafer testing, semiconductor assembly and testing, and module and subsystem manufacturing. ChipMOS Shanghai commenced commercial production in 2003.

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

The Company’s consolidated financial statements include for 2006, 2007 and 2008, the financial results of ChipMOS Taiwan and its subsidiaries, ThaiLin, ChipMOS Japan and ChipMOS USA, ChipMOS HK and Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai.

Adoption of new and revised ROC SFAS and Interpretations issued by the Accounting Research and Development Foundation (“ARDF”)

Commencing from January 1, 2008, the Company adopted SFAS No. 39 “Share-based Payment”. Prior to adoption of SFAS No. 39, employee stock-based compensation has been accounted for under the intrinsic value based method. After the adoption of SFAS No. 39, employee stock-based compensation has been measured at the fair value of the options at grant date using an option valuation model. The total stock-based compensation expense resulting from stock options is included in the consolidated statement of operations. The stock-based compensation recorded using fair value for the year ended December 31, 2008 amounted to NT$39,809 thousand.

Commencing from January 1, 2008, the Company adopted Interpretation No. 96-052 issued by the ARDF. (No. 96-052). Prior to adoption of No. 96-052, bonuses to employees, directors and supervisors were recorded as an appropriation of retained earnings when they are paid out. After the adoption of No. 96-052, bonuses to employees, directors and supervisors were accrued and recorded in the consolidated statements of operations according to the Company’s Articles of Incorporation. The adoption of No. 96-052 has not resulted in any financial impact for the year ended December 31, 2008.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred a loss of NT$7,270,245 thousand for the year ended December 31, 2008 and had net current liabilities of NT$227,275 thousand as of December 31, 2008 that raise substantial doubt about its ability to continue as a going concern.

The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management’s plan to generate additional working capital by raising additional capital from investors and/or obtain financing to continue operations in 2009.

Management’s plans with regards to these issues are as follows:

1.	negotiation with bank creditors for extension of repayment terms of bank loans

2.	negotiation with the holders of the convertible notes due 2009 for extension of repayment date or restructuring the convertible notes due 2009

3.	raising new investment capital, either in the form of equity or loans

4.	reorganization of the Company’s businesses

On April 6, 2009, Bank of Taiwan issued a letter to ChipMOS Taiwan informing ChipMOS Taiwan that the bank creditors whose loan amounts aggregated over 50% of the total bank loans due in 2009 to 2013 formally agreed to the extension of loan repayment and amendments on other terms and conditions on these loans (see Note 22a).

After the extension of the repayment, a significant amount of principal to be paid originally in 2009 and 2010 will be deferred to 2011 and thereafter according to the new agreement (see Note 22a).

The Company has commenced to reorganize its businesses in the last quarter of 2008 with the objective of saving sufficient cash to keep the Company operating as a going concern:

•	through consolidation of production lines and elimination of unprofitable/loss-making services and products

•	through implementation of cost reduction measures in payroll and operating expenses by reducing 10% manpower, reducing salaries of senior management of 20% to 50% and enforcing unpaid leave

•	through suspension of spending on capital expenditure in the following two years

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraphs and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, accounts and other receivables.

At December 31, 2008, the Company had credit risk exposure of uninsured cash in banks of approximately NT$6,722,894 thousand (US$205,217 thousand).

A substantial portion of revenue is earned from a small number of customers on credit and generally without any requirement of collateral, except for ProMOS Technologies Inc. (ProMOS) (Note 19).

The Company had two customers that had balances greater than ten percent of total notes and accounts receivable as of December 31, 2007 and 2008, respectively:

	December 31,
	2007	2008
Related party (Note 19)
ProMOS	34%	20%
Third party
Spansion LLC (Spansion)	19%	41%

Credit evaluation of each customer is performed and reserves for potential credit losses are maintained.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Held-to-maturity investments and investments with no active market

Held-to-maturity investments and investments with no active market are carried at amortized cost using the effective interest method. The Company assesses at each balance sheet date whether there is any objective evidence that the investments are impaired. If there is objective evidence that an impairment loss has been incurred, the amount of the loss is recognized and measured as the difference between the investment’s carrying amount and the present value of estimated future cash flows discounted at the investment’s original effective interest rate. The carrying amount of the investment shall be reduced either directly or through use of an allowance account. The amount of the loss shall be recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account. The reversal shall not result in a carrying amount of the investment that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal shall be recognized in profit or loss.

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

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The initial estimate of the service lives of property, plant and equipment is as follows: machinery and equipment, 1 to 5 years; buildings and auxiliary equipment, 1 to 54 years; furniture and fixtures, 1 to 5 years; tooling, 1 to 2 years; transportation equipment, 5 years; and leasehold improvements, the lower of lease term or 1 to 10 years. Salvage value is considered when determining the basis of depreciated assets. If items of property, plant and equipment and employee dormitory buildings are still in good condition and useful at the end of their original service lives, the salvage value is depreciated over any extended useful life.

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

Goodwill and negative goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Company’s interest in the fair value of the identifiable assets and liabilities of an investee company at the date of acquisition. Goodwill is recognized as an asset and carried at cost less accumulated impairment.

Goodwill arising on the acquisition of an associate or a jointly controlled entity is included within the carrying amount of the associate or jointly controlled entity. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Negative goodwill arising on consolidation represents the excess of the Company’s interest in the fair value of the identifiable assets and liabilities of an investee company over the cost of acquisition at the date of acquisition. Negative goodwill is allocated to the related assets according to the method applied to identify net assets at the process of acquisition.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

If an asset impairment loss (excluding goodwill) is reversed, the increase in the carrying value resulting from the reversal is credited to current income or debited to accumulated impairment to increase the carrying value of the asset to its recoverable amount. However, loss reversal is limited to the carrying value (net of depreciation or amortization) of the asset as if the impairment had not been recognized.

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

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Pension and retirement costs

Defined benefit pension costs are recorded based on actuarial calculations. Provisions for pension costs are accrued based on actuarially determined amounts which include service cost, interest, amortization of unrecognized net transition obligation and expected return on pension assets. Unrecognized net transition obligation is amortized over 15 years.

Retirement benefit contributions are made to a pension scheme and/or retirement funds, the assets of which are managed by independent investment firms and/or government agencies. Contributions are made based on a percentage of the employees’ salaries and bonus, if applicable, and are charged to the income statement as incurred.

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

Any tax credit arising from the purchase of machinery, equipment and technology, research and development expenditures, personnel training, or investments in important technology-based enterprise is recognized as incurred.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on unappropriated earnings generated by ChipMOS Taiwan and ThaiLin are recorded as an expense in the year when the stockholders have effectively resolved that earnings shall be retained.

Alternative Minimum Tax (AMT) has been effective in the ROC since January 1, 2007. The calculation base for income tax payment should be either the taxable income calculated by the AMT plus tax exemptions granted under other laws, taxed at the rate of 10% as set by the Executive Yuan of the ROC, or that calculated in accordance with the AMT, whichever is higher. The Company includes the effect of the AMT for ChipMOS Taiwan and ThaiLin in the current income tax provision.

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

The aggregate amount of the foreign currency to be acquired or sold under European option contracts, entered into as a hedge of anticipated transactions, is not recorded as an asset or a liability. The amounts received on options written and the amounts paid on options purchased are amortized using the straight-line method over the term of the contract. The gains arising from the exercise of the options or the losses arising from options not exercised are recognized as adjustments to the carrying values when the hedged transaction occurs.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign-currency transactions

Foreign-currency transactions, except for derivative financial instruments, are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars, or when foreign-currency receivables or payables are settled, are credited or charged to income in the year of conversion or settlement. On the balance sheet dates, the balances of foreign-currency assets and liabilities are restated at the prevailing exchange rates and the resulting differences are charged to current income except those foreign currencies- denominated investments in shares of stock where such differences are accounted for as translation adjustments under stockholders’ equity. ROC SFAS No. 14, “Accounting for Foreign-Currency Transactions,” applies to foreign operations, with the local currency of each foreign subsidiary as its functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: assets and liabilities—current rate; shareholders’ equity—historical rates; income and expenses—weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of shares outstanding in each period, adjusted retroactively for stock dividends and stock bonuses issued subsequently. Diluted earnings per share reflects the potential dilution of securities by including other potential common stock equivalents, including stock options and warrants, and convertible securities in the weighted average number of common shares outstanding for the year, if dilutive.

The following table reconciles the denominator to calculate basic and diluted earnings (loss) per share:

	December 31,
	2006	2007	2008
	(in thousands)
Basic number of shares	68,781	80,305	83,894
Add: stock options	2,723	2,174	—
convertible notes	16,792	25,728	—

Diluted number of shares	88,296	108,207	83,894

The following table reconciles the numerator to calculate basic and diluted earnings per share:

	Year ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss)	2,121,342	2,219,202	(7,270,245)	(221,925)
Add: interest expense and other expenses (net of tax)	85,831	403,310	—	—

Income (loss) available to common stockholders adjusted for the effects of assumed exercise of options and conversion of notes	2,207,173	2,622,512	(7,270,245)	(221,925)

Stock-based compensation

Employee stock-based compensation has been accounted for at fair value at grant date using an option valuation model. Share appreciation rights have been accounted for using the fair value method. Cash-settled stock appreciation rights have been recognized as a liability.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Convertible notes

Convertible notes issued before January 1, 2006 were accounted for in accordance with SFAS No. 21 and thus, the related interest premium payable and amortization of discount or premium should be recognized.

Convertible notes issued after January 1, 2006 are split into liability and equity components. If a convertible debt instrument has an embedded call or put option feature, the assessment of whether the call or put option is closely related to the host debt contract is made in accordance with SFAS No. 34. If the derivatives embedded in the convertible notes are not closely related to the host debt contract, the put and call option features are carried at fair value with gains and losses in earnings. The other conversion features are recorded in equity.

The excess of the stated redemption price over the par value is accrued as compensation interest payable over the redemption period, using the effective interest method.

When holders of convertible notes exercise their conversion right, the book value of the note is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to capital surplus. No gain or loss is recognized upon conversion of notes.

3.	TRANSLATION INTO U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2008, which was NT$32.76 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Stock	254,470	102,137	3,118
Open-ended funds	301,138	—	—

Fair value	555,608	102,137	3,118

The market value of open-ended funds is based on the market price at year-end.

ChipMOS Taiwan acquired 3,500 thousand shares of ProMOS in 2007.

As of December 31, 2008, ChipMOS Taiwan held 4,201 thousand (2007: 4,201 thousand) shares of common stock of ProMOS and ThaiLin held 3,600 thousand (2007: 3,600 thousand) shares of common stock of ProMOS. (Note 19)

5.	HELD-TO-MATURITY INVESTMENTS

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Bonds	—	250,000	7,631

The bonds were acquired from ProMOS to offset the receivables from ProMOS. It carries interest at the average of Chunghua Post and Bank of Taiwan’s one year fixed deposit rate plus 1.275% and will mature on September 1, 2009. (Note 19)

6.	ALLOWANCE FOR DOUBTFUL RECEIVABLES AND SALES RETURN ALLOWANCES

The changes in the allowances are summarized as follows:

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Balance, beginning of year	401,299	160,656	260,599	7,955
Additions	52,586	130,038	2,292,229	69,970
Reversal	(16,357)	(30,095)	(119,815)	(3,657)
Write offs	(276,872)	—	—	—

Balance, end of year	160,656	260,599	2,433,013	74,268

7.	INVENTORIES - NET

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Finished goods	97,694	414,166	12,643
Work in progress	190,955	108,787	3,321
Raw materials	818,743	580,718	17,726

	1,107,392	1,103,671	33,690
Less - allowance for losses	(63,772)	(102,142)	(3,118)

	1,043,620	1,001,529	30,572

The changes in the inventory valuation allowances are summarized as follows:

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Balance, beginning of year	93,693	107,638	63,772	1,947
Additions	20,305	—	41,704	1,273
Reversals	(6,360)	(43,866)	(3,334)	(102)

Balance, end of year	107,638	63,772	102,142	3,118

8.	LONG-TERM INVESTMENTS

	December 31,
	2007		2008
	Carrying Value	% of Ownership	Carrying Value		% of OwnerShip
	NT$		NT$	US$
	(in thousands, except percentage interests)
Equity method:
Ultima Technology Corp. (Ultima Technology)	—	30	—	—	30
Cost method:
Best Home Corp. Ltd. (Best Home)	—	19	—	—	19
Sun Fund Securities Ltd. (Sun Fund)	249,167	17	249,167	7,606	17
DigiMedia Technologies Co., Ltd. (DigiMedia Cayman)	198,666	11	198,666	6,064	11
Validity Sensors Inc. (preferred shares)	19,956	—	19,956	609	—
Tashee Golf & Country Club	10	—	10	—	—
Less: Accumulated impairment	(109,782)		(329,965)	(10,072)

	358,017		137,834	4,207
Investments with no active market:
Bonds	—		400,000	12,210
Less: current portion	—		(100,000)	(3,052)

	358,017		437,834	13,365

The net income (loss) of Ultima Technology for the years ended December 31, 2006, 2007 and 2008 was not accounted for by the Company as the investment was fully impaired since 2006.

The summarized financial information for Ultima Technology is as follows:

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Current assets	1,986	2,006	61

Non-current liabilities	19,369	14,975	457

Current liabilities	156	157	5

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss)	(74,338)	2,211	4,592	140

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

During 2008, impairment losses of NT$21,517 thousand and NT$198,666 thousand were recognized in respect of investment in Sun Fund and DigiMedia Cayman.

The bonds were acquired from ProMOS to offset the receivables from ProMOS. They are recoverable in four installments of NT$100,000 thousand each on June 28 of each year up to June 28, 2012. The portion recoverable on June 28, 2009 was classified as current assets. They carry interest at Chinfon Bank’s one year fixed deposit rate plus 1.375%. (Note 19)

9.	PROPERTY, PLANT AND EQUIPMENT – NET

Accumulated depreciation consists of the following:

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Buildings and auxiliary equipment	2,040,883	2,654,072	81,016
Machinery and equipment	21,930,194	26,572,104	811,114
Furniture and fixtures	603,047	796,843	24,323
Transportation equipment	22,876	26,936	822
Tools	1,699,620	2,259,283	68,965
Leasehold improvements	1,624	1,049	32

	26,298,244	32,310,287	986,272

As of December 31, 2008, certain of the above buildings and machinery were mortgaged as collateral for long-term loans (Note 15).

10.	INTANGIBLE ASSETS – NET

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Land use rights

Cost	196,457	133,002	4,060

Accumulated amortization	(16,023)	(25,205)	(769)

Carrying value	180,434	107,797	3,291

During the year ended December 31, 2008, the Company disposed of part of its land use rights at a gain of NT$69,524 thousand.

The amortization charge for 2008 amounted to NT$2,851 thousand (2007: NT$2,848 thousand, 2006: NT$2,690 thousand). The weighted average amortization period is 50 years (2007: 50 years). The estimated aggregate amortization charge for the five years ending December 31, 2009, 2010, 2011, 2012 and 2013 amounts to approximately NT$3,000 thousand each year.

11.	BANK LOANS

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Unsecured loans:

Loans for import of machinery:

US$1,458 thousand, repayable by January 2008, annual interest at 6.24384%	47,283	—	—

US$9,069 thousand, repayable by February 2008, annual interest at 5.95% - 6.24384%	294,117	—	—

US$14,580 thousand, repayable by March 2008, annual interest at 5.74696% - 6.3399%	472,829	—	—

US$336 thousand, repayable by April 2008, annual interest at 5.6237%	10,897	—	—

US$120 thousand, repayable by June 2008, annual interest at 5.67%	3,892	—	—

JPY203,220 thousand, repayable by January 2008, annual interest at 1.425412% - 1.46%	58,873	—	—

JPY712,118 thousand, repayable by February 2008, annual interest at 1.42% - 1.6081%	206,301	—	—

JPY40,650 thousand, repayable by June 2008, annual interest at 1.4757% - 1.6%	11,776	—	—

US$101 thousand, repayable by June 2009, annual interest at 2.376% - 2.661734%	—	3,306	101

JPY55,140 thousand, repayable by May 2009, annual interest at 1.449%	—	20,016	611

Loans for import :

JPY494,401 thousand, repayable by February 2008, annual interest at 1.4334% - 1.4704%	143,228	—	—

NT$74,530 thousand, repayable by May 2009, annual interest at 1.82% - 2.47%	—	74,530	2,275

NT$42,029 thousand, repayable by June 2009, annual interest at 1.82% - 2.488%	—	42,029	1,283

JPY338,263 thousand, repayable by May 2009, annual interest at 1.41015% - 1.45877%	—	122,789	3,748

JPY65,343 thousand, repayable by June 2009, annual interest at 1.49683%	—	23,720	724

Loans for working capital :

NT$500,000 thousand, repayable by January 2009, annual interest at 2.0% - 3.0%	—	500,000	15,263

NT$699,000 thousand, repayable by February 2009, annual interest at 1.7% - 3.48%	—	699,000	21,337

NT$500,000 thousand, repayable by April 2009, annual interest at 2.537%	—	500,000	15,263

NT$150,000 thousand, repayable by May 2009, annual interest at 2.8%	—	150,000	4,578

NT$360,000 thousand, repayable by June 2009, annual interest at 1.76% - 3.3%	—	360,000	10,989

11.	BANK LOANS (continued)

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
NT$90,000 thousand, repayable by October 2009, annual interest at 2.47%	—	90,000	2,747

NT$160,000 thousand, repayable by February 2009, annual interest at 2.51% - 2.53%	—	160,000	4,884

	1,249,196	2,745,390	83,803

Unused credit lines of short-term bank loans, as of December 31, 2008, totaled approximately NT$6,802,400 thousand, which will expire from January 2009 to December 2009.

The weighted average interest rate for bank loans was 3.9% per annum in 2008 (2007: 5.5% per annum).

12.	OTHER PAYABLES – THIRD PARTIES

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Miscellaneous factory expenses	256,941	135,051	4,122
Others	347,204	492,991	15,049

	604,145	628,042	19,171

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Accrued bonus	537,281	259,822	7,931
Others	349,455	209,615	6,399

	886,736	469,437	14,330

14.	CONVERTIBLE NOTES

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Convertible notes	5,090,490	1,615,761	49,321
Less: current portion	(3,014,937)	(1,541,633)	(47,058)

	2,075,553	74,128	2,263

14.	CONVERTIBLE NOTES (continued)

Convertible notes due 2009 (CN due 2009)

On November 3, 2004, ChipMOS Bermuda issued US$85,000 thousand (NT$2,784,600 thousand) CN due 2009. The CN due 2009 bear interest at 1.75% per annum. The noteholders may convert any outstanding notes into common shares of ChipMOS Bermuda, initially at the conversion price of US$7.85, at any time during the period from the 41st day after the latest original issuance date of the notes to the close of business on the fifth business day before the stated maturity date, subject to prior repurchase or redemption. The conversion price was subject to certain adjustments. On November 3, 2005, the conversion price was adjusted to US$6.28 per share from the initial conversion price of US$7.85 per share, pursuant to the terms of the CN due 2009. The market price of the Company’s stock on November 3, 2005 was US$6.00. There is no fixed discount to the common shares’ market price in relation to conversion. On December 20, 2004, ChipMOS Bermuda repurchased US$699 thousand (NT$22,899 thousand) of the CN due 2009. No conversion had taken place during 2005, 2007 and 2008.

On October 18, 2006, noteholders of CN due 2009 converted US$7,000 thousand (NT$229,320 thousand) in aggregate principal amount into 1,114,649 common shares of ChipMOS Bermuda pursuant to ChipMOS Bermuda’s induced conversion offer, dated October 17, 2006. Pursuant to the induced conversion offer, ChipMOS Bermuda paid approximately US$490 thousand (NT$16,052 thousand) to the converting noteholders.

The noteholders of CN due 2009 had an option to cause ChipMOS Bermuda to repurchase for cash all or a portion of the notes on November 3, 2006 at a repurchase price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest to, but excluding, the date of repurchase (put option). On November 3, 2006, ChipMOS Bermuda repurchased US$6,300 thousand (NT$206,388 thousand) CN due 2009 pursuant to the put option. After November 3, 2006, noteholders may cause ChipMOS Bermuda to repurchase the CN due 2009 only upon the occurrence of certain fundamental changes.

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

During 2008, ChipMOS Bermuda repurchased CN due 2009 US$2,000 thousand (NT$65,520 thousand), US$11,000 thousand (NT$360,360 thousand), and US$2,000 thousand (NT$65,520 thousand) on August 29, September 9, and December 2, respectively.

The CN due 2009 have been classified as current liabilities as of December 31, 2008 as they will mature on November 3, 2009.

Convertible notes due 2011 (CN due 2011)

On September 29, 2006, ChipMOS Bermuda issued US$100,000 thousand (NT$3,276,000 thousand) CN due 2011. The CN due 2011 bear interest at 3.375% per annum. The noteholders may convert any outstanding notes into common shares of ChipMOS Bermuda, initially at the conversion price of US$6.85, at any time during the period from the 41st day after the latest original issuance date of the notes to the close of business on the fifth business day before the stated maturity date, subject to prior repurchase or redemption. The conversion price will be subject to certain adjustments. No conversion had taken place during 2006, 2007 and 2008. On November 29, 2007, ChipMOS Bermuda repurchased US$1,000 thousand (NT$32,760 thousand) of CN due 2011.

On May 23, 2008, ChipMOS Bermuda repurchased US$1,415 thousand (NT$46,355 thousand) of CN due 2011. On June 2, June 13, June 17, and June 30 2008, ChipMOS Bermuda repurchased US$5,000 thousand (NT$163,800 thousand), US$8,660 thousand (NT$283,702 thousand), US$1,000 thousand (NT$32,760 thousand), and US$2,000 thousand (NT$65,520 thousand) of CN due 2011, respectively.

The noteholders of CN due 2011 have an option to cause ChipMOS Bermuda to repurchase for cash all or a portion of the notes on September 29, 2008 at a repurchase price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest to, but excluding, the date of repurchase (put option). On September 29, 2008, ChipMOS Bermuda repurchased aggregate principal US$78,665 thousand (NT$2,577,065 thousand) pursuant to the put option offer. After September 29, 2008, noteholders may cause ChipMOS Bermuda to repurchase the CN due 2011 only upon the occurrence of certain fundamental changes.

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

The CN due 2011 have been reclassified as long term liabilities as of December 31, 2008.

15.	LONG-TERM LOANS

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Syndicated bank loans within guarantee provided by ChipMOS Taiwan, repayable annually from August 2009 to August 2011, interest at floating rate (3.15313% as of December 31, 2008)	—	2,443,600	74,591

Syndicated bank loans collateralized by equipment, repayable quarterly from December 2003 to September 2008, interest at floating rate (2.945% as of December 31, 2007)	64,084	—	—

Syndicated bank loans collateralized by equipment, repayable quarterly from June 2004 to March 2008, interest at floating rate (4.58% as of December 31, 2007)	141,923	—	—

Bank loans collateralized by equipment, repayable quarterly from February 2005 to November 2008, interest at floating rate (3.01% as of December 31, 2007)	87,505	—	—

Syndicated bank loans collateralized by equipment, repayable quarterly from June 2005 to December 2010, interest at floating rate (2.945% and 2.59% as of December 31, 2007 and 2008, respectively)	323,478	215,652	6,583

Syndicated bank loans collateralized by equipment, repayable semi-annually from November 2006 to May 2010, interest at floating rate (4.33% and 4.00% as of December 31, 2007 and 2008, respectively)	625,000	375,000	11,447

Syndicated bank loans collateralized by buildings, repayable in September 2009, interest at floating rate (3.845% and 3.535% as of December 31, 2007 and 2008, respectively)	500,000	500,000	15,263

Syndicated bank loans repayable quarterly from March 2009 to September 2009, interest at floating rate (3.685% as of December 31, 2008)	—	375,000	11,447

Bank loans, repayable quarterly from February 2006 to November 2009, interest at fixed rate of 4.69%	250,000	125,000	3,816

Bank loans collateralized by equipment, repayable quarterly from March 2006 to December 2010, interest at floating rate (3.05% and 2.55% as of December 31, 2007 and 2008, respectively)	264,000	176,000	5,372

Industrial research and development advancement loan, collateralized by time deposits in amounts of NT$11,500 thousand, repayable quarterly from January 2006 to April 2010, interest at fixed rate of 1%	16,178	9,707	296

Syndicated bank loans, repayable in April 2008, interest at floating rate (3.995% as of December 31, 2007)	500,000	—	—

Syndicated bank loans collateralized by equipment, repayable semi-annually from April 2008 to April 2011, interest at floating rate (3.48% and 3.15% as of December 31, 2007 and 2008, respectively)	6,000,000	4,285,714	130,822

Syndicated bank loans collateralized by equipment, repayable semi-annually from June 2010 to December 2012, interest at floating rate (3.3615% and 3.0127% as of December 31, 2007 and 2008, respectively)	1,000,000	2,100,000	64,103

Bank loans collateralized by equipment, repayable quarterly from July 2006 to April 2008, interest at fixed rate of 3.2%	50,000	—	—

15.	LONG-TERM LOANS (continued)

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Bank loans collateralized by equipment, repayable quarterly from September 2008 to June 2011, interest at floating rate (2.4049% as of December 31, 2008)	—	250,000	7,631

Bank loans repayable quarterly from December 2008 to September 2011, interest at floating rate (2.48% as of December 31, 2008)	—	275,000	8,394

Bank loans, repayable quarterly from September 2007 to June 2009, interest at floating rate (3.58% as of December 31, 2007)	150,000	—	—

Bank loans, repayable quarterly from December 2007 to December 2009, interest at floating rate (3.41% and 2.37% as of December 31, 2007 and 2008, respectively)	355,500	177,500	5,418

Bank loans collateralized by buildings, repayable semi-annually from June 2009 to December 2013, interest at floating rate (3.51% and 2.45% as of December 31, 2007 and 2008, respectively)	800,000	800,000	24,420

Bank loans, repayable quarterly from September 2009 to March 2011, interest at floating rate (2.37% as of December 31, 2008)	—	300,000	9,158

Bank loans, repayable quarterly from March 2010 to December 2013, interest at floating rate (3.21% as of December 31, 2008)	—	100,000	3,053

Bank loans collateralized by buildings, repayable semi-annually from April 2010 to October 2011, interest at floating rate (2.45% as of December 31, 2008)	—	300,000	9,158

Bank loans collateralized by equipment, repayable quarterly from May 2007 to February 2012, interest at floating rate (3.405%~3.419% and 2.826% - 3.419% as of December 31, 2007 and 2008, respectively)	1,112,526	1,078,579	32,924

Bank loans collateralized by land and buildings, repayable quarterly from September 2008 to June 2009, interest at floating rate (5.7675% as of December 31, 2007)	64,860	—	—

Bank loans collateralized by land and buildings, repayable quarterly from December 2008 to July 2009, interest at floating rate (6.17% and 3.97125% as of December 31, 2007 and 2008, respectively)	12,972	3,280	100

Bank loans collateralized by land and buildings, repayable quarterly from December 2008 to September 2009, interest at floating rate (6.3725% and 3.89688% as of December 31, 2007 and 2008, respectively)	129,721	65,600	2,002

Bank loans collateralized by land and buildings, repayable quarterly from December 2008 to August 2009, interest at floating rate (6.2275% and 3.915% as of December 31, 2007 and 2008, respectively)	24,323	12,300	375

Bank loans collateralized by land and buildings, repayable quarterly from March 2009 to September 2009, interest at floating rate (5.895% and 4.265% as of December 31, 2007 and 2008, respectively)	55,131	27,880	851

15.	LONG-TERM LOANS (continued)

	December 31,
	2007	2006
	NT$	NT$	US$
	(in thousands)
Bank loans collateralized by land and buildings, repayable in October 2009, interest at floating rate (5.87875% and 4.97875% as of December 31, 2007 and 2008, respectively)	1,297	1,312	40

Bank loans collateralized by land and buildings, repayable in November 2009, interest at floating rate (5.64625% and 4.065% as of December 31, 2007 and 2008, respectively)	3,206	3,243	99

Bank loans collateralized by land and buildings, repayable quarterly from March 2009 to November 2009, interest at floating rate (5.60313% and 3.49875% as of December 31, 2007 and 2008, respectively)	32,430	24,600	751

Bank loans collateralized by land and buildings, repayable quarterly from March 2009 to November 2009, interest at floating rate (5.65625% and 3.42125% as of December 31, 2007 and 2008, respectively)	87,562	66,420	2,028

Bank loans collateralized by land and buildings, repayable quarterly from March 2009 to December 2009, interest at floating rate (5.625% and 2.66375% as of December 31, 2007 and 2008, respectively)	59,996	45,510	1,389

Bank loans collateralized by land and buildings, repayable quarterly from June 2009 to December 2009, interest at floating rate (5.5275% and 2.65% as of December 31, 2007 and 2008, respectively)	8,108	8,200	250

Bank loans collateralized by land and buildings, repayable in December 2009, interest at floating rate (5.5175% and 2.63% as of December 31, 2007 and 2008, respectively)	2,368	2,395	73

Bank loans collateralized by land and buildings, repayable in December 2009, interest at floating rate (5.5175% and 2.63% as of December 31, 2007 and 2008, respectively)	2,277	2,302	70

Bank loans collateralized by land and buildings, repayable in January 2010, interest at floating rate (6.19625% and 3.91313% as of December 31, 2007 and 2008, respectively)	22,883	23,144	706

Bank loans collateralized by land and buildings, repayable in January 2010, interest at floating rate (6.19469% and 3.89375% as of December 31, 2007 and 2008, respectively)	21,423	21,667	661

Bank loans collateralized by land and buildings, repayable in January 2010, interest at floating rate (6.18688% and 3.88438% as of December 31, 2007 and 2008, respectively)	19,086	19,304	589

Bank loans collateralized by land and buildings, repayable in January 2010, interest at floating rate (6.18438% and 3.9% as of December 31, 2007 and 2008, respectively)	28,966	29,296	894

Bank loans collateralized by land and buildings, repayable in January 2010, interest at floating rate (6.17% and 3.97125% as of December 31, 2007 and 2008, respectively)	5,473	5,535	169

Bank loans collateralized by land and buildings, repayable in January 2010, interest at floating rate (6.17406% and 3.95688% as of December 31, 2007 and 2008, respectively)	2,492	2,521	77

15.	LONG-TERM LOANS (continued)

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Bank loans collateralized by land and buildings, repayable in January 2010, interest at floating rate (6.12688% and 3.91625% as of December 31, 2007 and 2008, respectively)	32,305	32,674	997

Bank loans collateralized by land and buildings, repayable in February 2010, interest at floating rate (6.11438% and 3.91375% as of December 31, 2007 and 2008, respectively)	9,165	9,269	283

Bank loans collateralized by land and buildings, repayable in March 2010, interest at floating rate (6.2625% and 3.9175% as of December 31, 2007 and 2008, respectively)	1,109	1,122	34

Bank loans collateralized by land and buildings, repayable quarterly from June 2009 to March 2010, interest at floating rate (6.27875% and 3.8875% as of December 31, 2007 and 2008, respectively)	37,781	38,212	1,166

Bank loans collateralized by land and buildings, repayable in March 2010, interest at floating rate (5.94125% and 4.775% as of December 31, 2007 and 2008, respectively)	5,662	5,726	175

Bank loans collateralized by land and buildings, repayable in March 2010, interest at floating rate (5.94438% and 4.8525% as of December 31, 2007 and 2008, respectively)	475	481	15

Bank loans collateralized by land and buildings, repayable in April 2010, interest at floating rate (6.02125% and 5.175% as of December 31, 2007 and 2008, respectively)	5,725	5,790	177

Bank loans collateralized by land and buildings, repayable in April 2010, interest at floating rate (5.87875% and 4.97875% as of December 31, 2007 and 2008, respectively)	15,512	15,689	479

Bank loans collateralized by land and buildings, repayable in April 2010, interest at floating rate (5.80563% and 4.5% as of December 31, 2007 and 2008, respectively)	1,871	1,892	58

	12,934,373	14,362,116	438,404

Less – current portion	(3,686,216)	(4,603,637)	(140,526)

	9,248,157	9,758,479	297,878

Unused credit lines of long-term bank loans as of December 31, 2008 totaled approximately NT$5,475,357 thousand.

Under syndicated bank loans facility agreements, ChipMOS Bermuda, ChipMOS Taiwan and ThaiLin are required to maintain certain financial ratios. ChipMOS Bermuda and ThaiLin were in compliance with the financial ratio requirements as of December 31, 2008. Pursuant to a bank creditors meeting hosted by Bank of Taiwan on February 13, 2009, ChipMOS Taiwan was waived from compliance of the financial ratio requirements as of December 31, 2008. (Note 22a)

As of December 31, 2008, certain land and buildings (including land use rights) and machinery with an aggregate net book value of NT$3,620,352 thousand and NT$10,594,450 thousand, respectively, and time deposits in an aggregate amount of NT$11,500 thousand were mortgaged as collateral for the long-term loans.

15.	LONG-TERM LOANS (continued)

Future minimum principal payments under the long-term loans as of December 31, 2008 are as follows:

	Amount
	NT$	US$
	(in thousands)
2009	4,603,637	140,526
2010	4,473,768	136,562
2011	4,125,701	125,937
2012	974,010	29,732
2013	185,000	5,647

	14,362,116	438,404

16.	PENSION PLAN

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

Certain pension information is as follows:

a.	Net pension cost

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Service cost	1,688	1,662	1,585	48
Interest cost	7,790	8,735	12,395	378
Projected return on plan assets	(4,740)	(5,500)	(7,865)	(240)
Amortization	53	53	53	2
Curtailment loss	780	3,429	6,666	203

	5,571	8,379	12,834	391

16.	PENSION PLAN (continued)

b.	Reconciliation of the fund status of the plan and accrued pension cost

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Actuarial present value of benefit obligations
Vested benefit obligation	1,028	1,081	506	15
Nonvested benefit obligation	141,408	226,673	236,480	7,219

Accumulated benefit obligation	142,436	227,754	236,986	7,234
Additional benefits based on future salaries	175,209	239,946	261,269	7,974

Projected benefit obligation	317,645	467,700	498,255	15,208
Plan assets at fair value	(199,991)	(249,637)	(291,532)	(8,899)

Projected benefit obligation in excess of plan assets	117,654	218,063	206,723	6,309
Unrecognized net transition obligation	(610)	(557)	(504)	(15)
Unrecognized prior service cost	—	—	4,617	141
Unrecognized net gain	(69,472)	(205,245)	(218,665)	(6,674)

Accrued pension cost (prepaid pension)	47,572	12,261	(7,829)	(239)

c.	Actuarial assumptions

	2006	2007	2008
Discount rate used in determining present values	2.75%	2.88%	2.38%
Future salary increase rate	4.25%	4.25%	4.25%
Expected rate of return on plan assets	2.75%	3.00%	2.38%

d.	Changes in pension fund

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Company contributions	39,656	43,706	32,780	1,001

Payment of benefits	—	—	—	—

17.	SHAREHOLDERS’ EQUITY

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

ThaiLin’s Articles of Incorporation provide that the following may be appropriated from the accumulated net income, after deducting any previously accumulated deficit and 10% legal reserve, subject to shareholders’ approval: (a) not more than 0.5% as remuneration to directors and supervisors, (b) not less than 10% as bonuses to employees, and (c) dividends to shareholders but not less than 50% should be distributed as cash dividends to shareholders.

These appropriations and the disposition of the remaining net income shall be resolved by the shareholders in the following year and given effect in the financial statements of that year.

17.	SHAREHOLDERS’ EQUITY (continued)

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

The following table summarizes information about stock options outstanding at December 31, 2008.

Year of Grant	Exercise Price	Number Outstanding	Market Price at Grant	Market Price at Year End	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after
	US$		US$	US$
2003	1.7425	440,001	2.05 ~ 3.70	0.25	70,001 October ~ November 2004	81,250 October ~ November 2005	135,000 October ~ November 2006	153,750 October ~ November 2007
2004	3.60 ~ 6.63	1,633,175	3.60 ~ 7.80	0.25	303,325 April ~ August 2005	382,300 April ~ August 2006	468,750 April ~ August 2007	478,800 April ~ August 2008
2006	4.8110 ~ 5.7205	1,784,563	5.66 ~ 6.73	0.25	63,000 August, 2006	453,422 August ~ December 2007	443,201 August ~ December 2008	412,470 August ~ December 2009	412,470 August ~ December 2010
2007	3.6380 ~ 6.4770	1,644,677	4.28 ~ 7.63	0.25	63,000 August, 2007	406,049 January ~ December 2008	391,920 January ~ December 2009	391,855 January ~ December 2010	391,853 January ~ December 2011
2008	0.1870 ~ 2.9750	3,756,147	0.22 ~ 3.50	0.25	80,000 August ~ November 2008	921,567 January ~ December 2009	921,360 January ~ December 2010	921,180 January ~ December 2011	912,040 January ~ December 2012

		9,258,563

Commencing from January 1, 2008, the Company has applied SFAS No. 39 for stock options issued to employees in accounting for its stock option plans. Therefore, NT$236,621 thousand (US$7,223 thousand) of compensation expense has been recognized with NT$63,131 thousand (US$1,927 thousand) (2007: NT$37,336 thousand) being accounted for through the statement of operations. The Company issued 3,981,487 (2007: 1,884,400) stock options in 2008 to its employees. In 2008, 763,229 (2007: 228,631) stock options were forfeited, 1,180,738 (2007: nil) stock options were expired and 127,850 (2007: 865,612) stock options were exercised, leaving 9,258,563 (2007: 7,348,893) stock options outstanding at December 31, 2008.

Share Appreciation Rights

The share appreciation rights plan provides that the directors, officers and employees of ChipMOS Bermuda and its affiliates may be granted cash-settled share appreciation rights.

17.	SHAREHOLDERS’ EQUITY (continued)

The following table summarizes information about share appreciation rights outstanding at December 31, 2008.

Year of Grant	Exercise Price	Number Outstanding	Market Price at Grant	Market Price at Year End	Number Exercisable on Or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after
2006	4.8110 ~ 5.7205	943,380	5.66 ~ 6.73	0.25	248,839 August ~ December 2007	246,557 August ~ December 2008	223,992 August ~ December 2009	223,992 August ~ December 2010
2007	3.6380 ~ 6.4770	430,500	4.28 ~ 7.62	0.25	120,000 January ~ December 2008	103,500 January ~ December 2009	103,500 January ~ December 2010	103,500 January ~ December 2011
2008	0.1870 ~ 2.9750	511,650	0.22 ~ 3.50	0.25	127,935 January ~ December 2009	127,923 January ~ December 2010	127,896 January ~ December 2011	127,896 January ~ December 2012

		1,885,530

During the year, 623,285 (2007: 582,000) rights were granted, 367,890 (2007: 152,475) rights were forfeited and nil (2007: 1,500) rights were exercised. As of December 31, 2008, there were 1,885,530 (2007: 1,630,135) share appreciation rights outstanding.

The Company recognized a reversal of compensation expense of NT$52,371 thousand (US$1,599 thousand) (2007: NT$28,534 thousand) in respect of share appreciation rights at fair value.

18.	INCOME TAX EXPENSE

a.	A reconciliation of income tax expense – current before tax credits and income tax expense on income (loss) before income tax at statutory rates is shown below:

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Tax on pretax income (loss) at 0%	—	—	—	—
Tax on pretax income (loss) at applicable statutory rates	1,354,892	1,459,397	(1,117,426)	(34,109)
Tax effect:
Losses carried forward	(246,352)	(4,125)	227,739	6,952
Tax exempt income	(165,760)	(35,068)	134,173	4,095
Permanent differences	(106,793)	(58,424)	460,272	14,049
Temporary differences	(108,075)	(126,130)	647,470	19,764

Income tax expense – current before tax credits	727,912	1,235,650	352,228	10,751

The ROC statutory tax rates for 2006, 2007 and 2008 were 25%.

The PRC statutory rates for 2006, 2007 were 33% and 2008 was 25%.

18.	INCOME TAX EXPENSE (BENEFIT) (continued)

b.	Income tax expense consists of:

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Income tax expense – current before tax credits	727,912	1,235,650	352,228	10,751
Additional 10% on the unappropriated earnings	111,066	171,597	166,318	5,077
Income tax credits	(506,285)	(723,594)	(165,909)	(5,064)
Separate and foreign income tax	—	44	—	—

Income tax for the current year	332,693	683,697	352,637	10,764
Net change in deferred income tax assets (liabilities) for the year
Tax credits	(206,923)	172,174	(22,867)	(698)
Temporary differences	94,547	126,130	(647,470)	(19,764)
Losses recognized	6,764	4,125	(227,739)	(6,952)
Valuation allowances	280,359	(250,859)	867,948	26,494
Losses carried forward	133,732	—	—	—
Adjustment of prior years’ taxes	(4,673)	32,968	(201,717)	(6,157)

Income tax expense	636,499	768,235	120,792	3,687

Since the Company is an exempted company incorporated in Bermuda, a tax-free country, tax on pretax income is calculated at the Bermuda statutory rate of 0% for each year.

ChipMOS Taiwan, under Science Park Regulations, is entitled to an exemption from ROC income taxes for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increases. Such tax exemption expired on December 31, 2008.

In accordance with the relevant tax rules and regulations in the PRC, ChipMOS Shanghai enjoys income tax exemptions for the first two profitable years and 50% reductions for the following three years. Tax losses can only be carried forward for five years. ChipMOS Shanghai is subject to PRC income tax at 25%.

c.	Deferred income tax assets and liabilities are summarized as follows:

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Net current deferred income tax assets:
Unrealized foreign exchange losses	2,321	(1,203)	(37)
Tax credits	—	302,778	9,242
Loss of market price decline and obsolete and slow-moving inventories	13,734	21,174	646
Unrealized loss on sale allowances	53,279	26,683	815
Allowance for doubtful receivables	—	573,004	17,491
Others	15,746	12,699	387

	85,080	935,135	28,544
Less: Valuation allowances	—	(579,419)	(17,686)

	85,080	355,716	10,858

Net non-current deferred income tax liabilities:
Losses carried forward	134,754	612,329	18,691
Tax credits	946,302	666,391	20,342
Depreciation differences	(736,418)	(667,730)	(20,382)
Unrealized impairment loss on idle fixed assets	106	150	5
Others	308,993	398,323	12,159

	653,737	1,009,463	30,815
Less: Valuation allowances	(834,137)	(1,243,186)	(37,949)

	(180,400)	(233,723)	(7,134)

The deferred income tax components are measured at respective applicable statutory rates as of December 31, 2007 and 2008.

18.	INCOME TAX EXPENSE (BENEFIT) (continued)

d.	The balance and year of expiry of unused investment tax credits and losses carried forward as of December 31, 2008 are as follows:

Year of expiry	R & D expenditures	Machinery and equipment	Losses carried forward
	NT$	NT$	NT$
	(in thousands)
2009	34,146	267,632	—
2010	—	322,712	26,328
2011	59,451	165,735	93,155
2012	44,988	74,505	123,283
2013 and after	—	—	369,563

	138,585	830,584	612,329

The deferred tax assets relate to investment tax credits on research and development expenditure and purchases of machinery and equipment which will expire from 2009 to 2012. Under ROC tax regulations, tax credits can be utilized to reduce current income tax obligations only to the extent of 50% of such income tax obligations except in the year when such tax credits will expire, in which case, the entire amount of expiring tax credits may be utilized to reduce the current income tax obligation. The foregoing limitation on the utilization of tax credits, the expiry dates of the tax credits, the level of tax credits expected to be generated from future operations and the level of non-taxable income attributable to the four-year income tax holiday on capacity expansion led management to conclude that it is unlikely that these investment tax credits will be fully realized. Losses carried forward can be used to deduct current income tax obligations up to the extent of taxable income and will expire after ten years if not fully utilized by the Company. Accordingly, a valuation allowance on deferred tax assets is recognized as of December 31, 2007 and 2008.

The tax losses of ChipMOS Shanghai will expire after five years.

e.	According to ROC tax law, ChipMOS Taiwan’s and ThaiLin’s unappropriated earnings generated in 1998 and thereafter are subject to a tax of 10% in the year when the shareholders resolve that such earnings shall be retained. The retained earnings as of December 31, 2007 and 2008 consist of:

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Before 1998	—	—	—
1998 and thereafter	8,246,742	1,756,607	53,620

	8,246,742	1,756,607	53,620

The income tax returns of ChipMOS Taiwan and ThaiLin through 2006 have been assessed by the tax authorities.

19.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	MVI: A major shareholder.

b.	DenMOS Technology Inc. (DenMOS): An investee of MVI.

c.	ProMOS: An investee of MVI.

d.	SPIL: A major shareholder.

e.	Mou-Fu: An investee of MVI.

19.	RELATED PARTY TRANSACTIONS (continued)

The significant transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
During the year
Revenue
ProMOS	5,529,273	6,883,749	3,114,149	95,059
DenMOS	125,040	32,158	8,776	268
SPIL	83	—	—	—

	5,654,396	6,915,907	3,122,925	95,327

Rental revenue
MVI	2,160	—	—	—
ProMOS	9,371	15,600	—	—

	11,531	15,600	—	—

Purchases of materials
ProMOS	—	—	164,609	5,025
SPIL	—	53	—	—

	—	53	164,609	5,025

Operating expenses
Management expenses
Mou-Fu	1,950	—	—	—

Other expenses
MVI	144	148	148	5
DenMOS	—	13	—	—

	144	161	148	5

Other revenue
SPIL	62	—	—	—
ProMOS	73	1,969	—	—

	135	1,969	—	—

Interest income
ProMOS	—	—	252	8

Fee for shareholders’ services
Mou-Fu	2,520	—	—	—

		December 31,
		2007	2008
		NT$	NT$	US$
		(in thousands)
At the end of year

Financial assets at fair value through profit and loss
Stock
ProMOS		67,871	18,957	579

Notes receivable
ProMOS		—	195,000	5,952

Accounts receivable
ProMOS		1,602,100	578,120	17,647
DenMOS		2,876	359	11
Less: Allowances for doubtful receivables		(106,143)	(578,120)	(17,647)

		1,498,833	359	11

Other receivables
ProMOS		11,922	36,265	1,107
Less: Allowances for doubtful receivables		—	(6,265)	(191)

		11,922	30,000	916

19.	RELATED PARTY TRANSACTIONS (continued)

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Long-term accounts receivable
ProMOS	449,827	—	—

Other payables
MVI	13	13	—

In the period from July to December 2003, MVI transferred its DRAM business to ProMOS. As a result, 27%, 29% and 18% of the Company’s 2006, 2007 and 2008 sales were made to ProMOS. The price was agreed upon quarterly, based on the then fair market price. The collection term for ProMOS is 75 days after month end, while other related parties have normal collection terms of 60 days after month end. The selling price is the same as for other customers.

On November 13, 2008, ChipMOS Taiwan and ProMOS revised the subcontracting contract by requiring ProMOS to provide wafers with a value of 80% of the subcontracting fee as collateral.

In 2006, ThaiLin acquired motor vehicles from its president Lafair Cho at NT$1,400 thousand.

The payment terms for purchases from related parties are the same as those from other suppliers.

In 2007, ChipMOS Taiwan sold tooling to ProMOS at NT$6,528 thousand.

The long-term accounts receivable from ProMOS bears interest at 4.69% per annum and is repayable on February 15, 2008.

In 2008, ProMOS used its machinery of NT$407,460 thousand, and bonds of NT$250,000 thousand and NT$400,000 thousand, to settle the payable to ChipMOS Taiwan.

The other receivables from ProMOS carries an interest of 3.51% per annum and was secured by 4,061 thousand shares of ChipMOS Bermuda.

The Company consults its ROC counsel on certain related party transactions and obtains legal opinions, as appropriate, to ensure that such transactions do not violate relevant ROC laws and regulations.

20.	RESTRICTED CASH AND CASH EQUIVALENTS

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Current:

Time deposits (maturing from January 2009 to January 2010)	53,519	51,991	1,587
Deposit for letters of credit	33,456	7,494	229

	86,975	59,485	1,816
Non-current:
Time deposits (maturing in December 2009)	29,983	11,500	351

	116,958	70,985	2,167

Time deposits are pledged as collateral for the Company’s customs duties payable, letters of credit and research and development subsidy loans.

21.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

a.	As of December 31, 2008, ChipMOS Taiwan leased parcels of land from the Hsinchu and Tainan Science Park under several agreements expiring on various dates from 2017 to 2026, with renewal options.

The future minimum lease payments under the above-mentioned leases as of December 31, 2008 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2009	20,206	617
2010	20,206	617
2011	20,206	617
2012	20,206	617
2013	20,206	617
Thereafter	101,939	3,111

Total minimum lease payments	202,969	6,196

b.	As of December 31, 2008, ChipMOS USA leased its office under an agreement expiring in 2010.

The future minimum lease payments under the above-mentioned lease as of December 31, 2008 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2009	3,669	112
2010	3,145	96

Total minimum lease payments	6,814	208

c.	As of December 31, 2008, ChipMOS Taiwan leased machinery under an agreement expiring in 2011.

The future minimum lease payments under the above-mentioned leases as of December 31, 2008 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2009	1,541,732	47,061
2010	737,390	22,509
2011	38,681	1,181

Total minimum lease payments	2,317,803	70,751

d.	As of December 31, 2008, ChipMOS Taiwan had capital commitments in relation to construction of factories, dormitories and purchase of plant and machinery in the amount of NT$324,842 thousand (US$9,916 thousand).

e.	As of December 31, 2008, ThaiLin had capital commitments in relation to construction of factories, dormitories and purchase of plant and machinery in the amount of NT$146,362 thousand (US$4,468 thousand).

f.	As of December 31, 2008, ChipMOS Shanghai had capital commitments in relation to construction of factories, dormitories and purchase of plant and machinery in the amount of NT$14,052 thousand (US$429 thousand).

g.	On October 16, 2006, Freescale Semiconductor, Inc. (“Freescale”) unilaterally terminated an “Immunity Agreement” (the “Agreement”), ChipMOS Taiwan and Freescale, formerly part of Motorola, Inc. (“Motorola”), entered into in 1999 for ChipMOS Taiwan’s alleged breach of the Agreement. Under the Agreement, ChipMOS Taiwan promised to pay royalties and licensee fees to Motorola for using certain patents owned by Motorola. Freescale replaced Motorola as a party to the Agreement, after Freescale was spun off from Motorola. Freescale has alleged that ChipMOS Taiwan breached the Agreement by failing to pay royalties on certain packages assembled by ChipMOS Taiwan. Freescale claims that such packages are covered by one or more Freescale patents identified in the Agreement while ChipMOS Taiwan contends that such packages are not covered by any patents in the Agreement, or, if covered, those patents are invalid. As such, ChipMOS Taiwan argues Freescale’s unilateral termination of the Agreement has no legal effect. ChipMOS Taiwan has continued to make royalty payments for products it believes are covered by the Agreement. Any payments returned by Freescale have been deposited in a separate escrow account. If Freescale initiates a lawsuit, ChipMOS Taiwan expect to vigorously defend itself. The Company’s counsel has not formed any opinion as to the outcome of the case.

21.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES (continued)

h.	On April 20, 1999, ChipMOS Taiwan entered into a semiconductor packaging technology license agreement with Tessera Technologies, Inc. (Tessera). Under this agreement, ChipMOS Taiwan agreed to pay a license fee of US$500 thousand and a royalty fee at a certain percentage of the net sales of certain products. ChipMOS Taiwan paid the total license fee of approximately US$500 thousand (NT$15,888 thousand) in 1999 and amortized the amount over 5 years using the straight-line method. ChipMOS Taiwan also paid approximately US$500 thousand (NT$16,708 thousand) in 2004 as the cumulative production and sales quantity of products bearing Tessera Compliant Chip packages did not meet the commitment schedule as set forth in the agreement. In February 2006, ChipMOS Taiwan and ChipMOS USA received notice of a patent infringement lawsuit brought by Tessera, alleging infringement of several Tessera patents and breach of an existing license agreement with ChipMOS Taiwan. According to Company’s counsel, previously scheduled fact discovery has been stayed in accordance with a Northern District of California Court order issued on May 24, 2007. The Company continues preparation for trial once the stay is lifted. On April 21, 2008, Tessera requested that the International Trade Commission (ITC) investigate ChipMOS Bermuda, ChipMOS Taiwan and ChipMOS USA (collectively referred to as the Companies) on the basis of alleged violations of Section 337 of the Tariff Act of 1930. In its request for investigation, Tessera alleged that the Companies infringed certain patents among which are three that were the subject of the stayed litigation in the Northern District of California. Tessera also requested that the ITC issue an exclusion order to enjoin the importation of accused products into the United States. On May 21, 2008, the ITM granted Tessera’s request for an investigation. Prior to this ruling, the Companies had filed a complaint for declaratory judgment in the Eastern District of Texas seeking a ruling that the additional patent was invalid or not infringed by the Companies. The request for declaratory judgment was also stayed pending completion of the ITC investigation. On March 13, 2009, after the close of discovery, Tessera submitted a request to terminate the proceedings at the ITC. The ITC has not ruled on this request. Litigation in the Northern District of California and the Eastern District of Texas may resume once the ITC completes a companion investigation against other companies. The Company’s counsel has not formed an opinion as to the outcome of the case.

22.	POST BALANCE SHEET EVENTS

a.	On January 14, 2009 a meeting was arranged by ChipMOS Taiwan with all the banks that have loans that will become due in 2009 to 2013 for an extension of repayments and amendments on other terms and conditions on these loans (“amendments”). A bank creditors’ meeting hosted by Bank of Taiwan, the largest bank creditor, was held on February 13, 2009 to discuss ChipMOS Taiwan’s request for an extension of loan repayment and amendments. At the meeting, it was resolved that the extension of loan repayment and amendments be approved and applicable to all bank creditors with loans due in 2009 to 2013 once the bank creditors with loans due in 2009 to 2013 whose loans aggregated over 50% of the total bank loans due in 2009 to 2013 agreed. On April 6, 2009, Bank of Taiwan issued a letter to ChipMOS Taiwan informing ChipMOS Taiwan that the bank creditors whose loan amounts aggregated over 50% of the total bank loans due in 2009 to 2013 formally agreed to the extension of loan repayment and amendments. According to the repayment schedule proposed in the meeting held on February 13, 2009, the Company’s future minimum principal payments under the short and long-term bank loans as of December 31, 2008 will be as follows:

	Amount
	NT$	US$
	(in thousands)
Short-term bank loans

2009	289,270	8,830
2010	129,269	3,946
2011	2,326,851	71,027

	2,745,390	83,803

	Amount
	NT$	US$
	(in thousands)
Long-term bank loans

2009	1,404,012	42,858
2010	1,725,644	52,675
2011	5,568,022	169,964
2012	3,335,296	101,810
2013	1,984,142	60,566
Thereafter	345,000	10,531

	14,362,116	438,404

b.	On February 19, 2009, ChipMOS Taiwan terminated the service agreement with Spansion as the receivables are in default for over 30 days.

23.	DERIVATIVE FINANCIAL INSTRUMENTS

ChipMOS Taiwan has entered into forward exchange contracts and foreign currency options for the years ended December 31, 2006, 2007 and 2008 to hedge its exchange rate risk on foreign-currency assets or liabilities and anticipated transactions. No derivative financial instrument was used during 2008. Information on the derivative transactions is as follows:

a.	Forward exchange contracts

As of December 31, 2007 and 2008, there were no outstanding forward contracts.

Net exchange gains on forward exchange contracts were NT$2,257 thousand, NT$123 thousand and nil for the years ended December 31, 2006, 2007 and 2008, respectively.

b.	European option

ChipMOS Taiwan expects to receive U.S. dollars from its export sales and to pay Japanese yen for its importation of materials, machinery and equipment. It has entered into European-style foreign currency option contracts with banks to hedge exchange rate risks. As of December 31, 2008, ChipMOS Taiwan had no outstanding foreign currency option contracts. For the year ended December 31, 2007, the realized loss on valuation of financial assets of NT$953 thousand was recognized to reduce the gain on disposal of investments.

c.	Transaction risks

1)	Credit risk. The banks with which the Company has entered into the above contracts are reputable and, therefore, the Company is not expected to be exposed to significant credit risks.

During the current year, we experienced significant collection problems for our services provided to ProMOS and Spansion. We have fully impaired the amounts receivable from ProMOS and Spansion as recoverability is remote.

2)	Market risk and hedge strategy. The Company is exposed to market risks arising from changes in currency exchange rates due to U.S. dollar denominated accounts receivable, Yen denominated accounts payable and U.S. dollar denominated debt. In order to manage these exposures, the Company sometimes enters into forward contracts and option contracts.

3)	Liquidity and cash requirements. The cash flow requirements with respect to the Company’s forward contracts are limited to the periodic premium payments and the net differences of the contracted settlement rates. On the other hand, call/put options may not have to be exercised at all in cases where the strike price is higher/lower than the related market price at exercise dates.

d.	The estimated fair values of the Company’s financial instruments are as follows:

	December 31,
	2007		2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
	NT$	NT$	NT$	NT$	US$
	(in thousands)
Assets
Cash and cash equivalents	5,133,580	5,133,580	6,651,909	6,651,909	203,050
Restricted cash and cash equivalents	86,975	86,975	59,485	59,485	1,816
Financial assets at fair value through profit and loss	555,608	555,608	102,137	102,137	3,118
Held-to-maturity financial assets	—	—	250,000	250,000	7,631
Notes receivable
Related parties	—	—	195,000	195,000	5,952
Third parties	28,032	28,032	14,174	14,174	433
Accounts receivable:
Related parties	1,498,833	1,498,833	359	359	11
Third parties	3,795,838	3,795,838	1,296,525	1,296,525	39,576

23.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

	December 31,
	2007		2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
	NT$	NT$	NT$	NT$	US$
	(in thousands)
Assets
Other receivables:
Related parties	11,922	11,922	30,000	30,000	916
Third parties	31,176	31,176	172,239	172,239	5,257
Long-term investments	358,017	358,017	137,834	137,834	4,207
Investments with no active market	—	—	400,000	400,000	12,210
Restricted cash and cash equivalents	29,983	29,983	11,500	11,500	351
Refundable deposits	36,513	36,513	35,425	35,424	1,081
Long-term accounts receivable-related parties	449,827	429,675	—	—	—

Liabilities
Bank loans	1,249,196	1,249,196	2,745,390	2,745,390	83,803
Accounts payable:
Third parties	976,147	976,147	477,873	477,873	14,587
Other payables:
Related parties	13	13	13	13	—
Third parties	604,145	604,145	628,042	628,042	19,171
Payables to contractors and equipment suppliers	454,075	454,075	251,557	251,557	7,679
Convertible notes (including current portion)	5,090,490	5,001,763	1,615,761	1,438,182	43,900
Long-term loans (including current portion)	12,934,373	12,934,373	14,362,116	14,362,116	438,404
Guarantee deposits	7,458	7,458	3,810	3,810	116

Fair values of financial instruments were determined as follows:

1)	Short-term financial instruments – market values.

2)	Financial assets at fair value through profit and loss – market values.

3)	Held-to-maturity investments – amortized cost.

4)	Long-term investments – market value for listed companies and net equity value for the others.

5)	Investments with no active market – amortized cost.

6)	Refundable deposits and guarantee deposits – future values.

7)	Long-term accounts receivable-related parties – discounted at applicable interest rate

8)	Long-term liabilities – based on forecasted cash flows discounted at current interest rates of similar long-term liabilities. The fair value of convertible notes in 2007 and 2008 is determined by an option pricing model. Other long-term liabilities are their carrying values as they use floating interest rates.

The fair value of non-financial instruments was not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not equal the fair value of the Company.

24.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company engages mainly in the research and development, manufacturing, assembly and testing of semiconductors. In accordance with Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews these segment results by Testing, Assembly, Testing and Assembly for LCD and other Flat-Panel Display Driver Semiconductors when making decisions about allocating resources and assessing the performance of the Company. Financial segment information required by SFAS No. 131 is as follows:

a.	Semiconductor testing, assembly and LCD and other flat-panel display driver semiconductors services.

	2006
	Testing	Assembly	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Revenue from customers	9,340,098	6,589,568	4,445,521	20,375,187	—	20,375,187
Cost of revenues	5,561,129	5,141,192	3,551,024	14,253,345	—	14,253,345

Segment gross profit	3,778,969	1,448,376	894,497	6,121,842	—	6,121,842

Depreciation and amortization	3,199,756	941,499	1,402,828	5,544,083	14,758	5,558,841

Segment assets	16,032,994	6,232,564	8,223,913	30,489,471	15,522,394	46,011,865

Expenditure for segment assets	8,654,928	3,171,805	3,888,814	15,715,547	2,213	15,717,760

	2007
	Testing	Assembly	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Revenue from customers	11,502,373	8,099,620	3,995,605	23,597,598	—	23,597,598
Cost of revenues	7,127,346	6,627,463	3,689,255	17,444,064	—	17,444,064

Segment gross profit	4,375,027	1,472,157	306,350	6,153,534	—	6,153,534

Depreciation and amortization	3,939,196	1,163,274	1,702,966	6,805,436	29,351	6,834,787

Segment assets	15,239,767	7,506,816	7,269,080	30,015,663	15,300,422	45,316,085

Expenditure for segment assets	3,057,523	2,066,121	968,946	6,092,590	1,181	6,093,771

	2008
	Testing	Assembly	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Revenue from customers	8,787,047	5,417,621	2,805,494	17,010,162	—	17,010,162	519,236
Cost of revenues	7,926,469	5,741,513	3,301,898	16,969,880	—	16,969,880	518,006

Segment gross profit (loss)	860,578	(323,892)	(496,404)	40,282	—	40,282	1,230

Depreciation and amortization	4,051,282	1,392,195	1,680,046	7,123,523	51,001	7,174,524	219,003

Segment assets	12,400,520	5,964,952	5,289,467	23,654,939	11,786,660	35,441,599	1,081,856

Expenditure for segment assets	1,234,483	739,019	212,161	2,185,663	2,730	2,188,393	66,801

Impairment loss on fixed and other assets recognized during the year	381,564	965,281	256,039	1,602,884	—	1,602,884	48,928

24.	SEGMENT AND GEOGRAPHIC INFORMATION (continued)

The corporate and other assets consist of the total current assets, long-term investments, property and equipment located in the U.S. and Japan, intangible assets and other assets.

b.	Net revenue:

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Area
ROC	15,870,717	16,965,381	10,304,575	314,548
U.S.	3,061,059	5,058,246	5,773,109	176,224
Korea	660,738	599,448	468,967	14,315
Japan	541,961	223,095	111,774	3,412
Others	240,712	751,428	351,737	10,737

	20,375,187	23,597,598	17,010,162	519,236

c.	Net sales to customers representing at least 10% of net total sales:

	Year Ended December 31,
	2006		2007		2008
	Amount	%	Amount	%	Amount	%	Amount
	NT$		NT$		NT$		US$
	(in thousands)
Customer

Spansion	1,808,486	9	3,698,010	16	3,927,770	23	119,895
ProMOS	5,529,273	27	6,883,749	29	3,114,149	18	95,059
Himax Technologies Inc.	2,245,355	11	1,708,242	7	905,573	5	27,643
Powerchip	2,834,956	14	2,378,538	10	697,524	4	21,292

25.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”), which differ in the following respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”):

a.	Bonuses to employees, directors and supervisors

According to ROC regulations and the Articles of Incorporation of ChipMOS Taiwan and ThaiLin, a portion of distributable earnings should be appropriated as bonuses to employees and remuneration to directors and supervisors of ChipMOS Taiwan and ThaiLin. The remuneration to directors and supervisors is paid in cash, while bonuses to employees may be granted in cash or stock or both. ChipMOS Bermuda’s portion of these appropriations is charged to earnings of ChipMOS Bermuda under ROC GAAP based on the amount to be paid as provided by ChipMOS Taiwan and ThaiLin’s Articles of Incorporation and is presented as a separate line item below minority interest in the accompanying consolidated statements of operations. During 2008, ChipMOS Taiwan and ThaiLin paid NT$386,698 thousand (2007: NT$391,067 thousand) and NT$57,908 thousand (2007: NT$82,301 thousand), respectively, in bonuses to directors, supervisors and employees. Commencing from January 1, 2008, bonuses to employees, directors and supervisors were accrued according to the Articles of Incorporation. As ChipMOS Taiwan and ThaiLin incurred losses for the year ended December 31, 2008, no bonuses were accrued. There are no difference between ROC GAAP and U.S. GAAP effective January 1, 2008.

25.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

b.	Financial assets

Prior to January 1, 2006, under ROC GAAP, marketable equity securities were carried at the lower of aggregate cost or market value, and debt securities at cost, with only unrealized losses recognized when losses are irrecoverable. Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, debt and equity securities that have readily determinable fair values are to be classified as either trading, available-for-sale or held-to-maturity securities. Debt securities that the Company has the positive intent and ability to hold-to-maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and traded for short-term profit are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders’ equity; however, unrealized losses relating to declines in fair value deemed to be other than temporary are recorded in earnings. The 2006 adjustments in the reconciliations below relate to the Company’s equity securities that are classified as trading and available-for-sale securities under U.S. GAAP. There is no difference between ROC GAAP and U.S. GAAP effective January 1, 2007.

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

Under the equity method, the Company’s proportionate share of the income (loss) of the investee is generally recognized in the year the income (loss) is earned. However, under ROC GAAP, if audited financial statements of an investee were not available for the Company to apply the equity method due to time constraints and such equity interests were below a certain materiality threshold, the Company was permitted to delay the recognition of income (loss) until the following year. Under U.S. GAAP, there are no provisions that allow the investor company to delay recognition of its equity in the investee’s income or loss. The 2006 U.S. GAAP adjustments represent the proportionate share of loss of long-term investment in 2006. In 2007 and 2008, there was no such difference.

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

ROC GAAP requires start-up costs to be deferred and amortized in a systematic manner over its estimated useful beneficial life. Start-up costs include all costs incurred prior to production readiness. On the other hand, U.S. GAAP primarily requires that start-up costs be expensed as incurred. Some of the expenses were recorded in manufacturing expenses and therefore also affect ending inventory balances under U.S. GAAP.

f.	Depreciation of property, plant and equipment and employee dormitory building

Under ROC GAAP, the estimated life of a building can be as long as 55 years based on the ROC Internal Revenue Code. For U.S. GAAP purposes, building lives are estimated to be 25 years. Some of the depreciation expenses were recorded in manufacturing expenses and therefore also affect ending inventory balances under U.S. GAAP.

25.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

g.	Transfer of building and facilities from MVI

The Company purchased buildings and facilities from MVI in 1997. The costs of assets purchased from MVI were based on MVI’s book value of such building and facilities on a specified cut-off date plus an additional payment of NT$173,174 thousand representing compensation to MVI. This additional payment of NT$173,174 thousand was capitalized by the Company as allowed under ROC GAAP. Under U.S. GAAP, assets acquired are recorded at amounts that do not exceed their fair values. Also, generally under U.S. GAAP, the transferee should record the assets transferred from related parties with significant influence at the predecessor’s basis. Therefore, the transfer of assets from MVI was recorded at MVI’s predecessor cost basis and NT$173,174 thousand was deducted from the capital surplus and building and facilities for the purposes of U.S. GAAP. Some of the related depreciation expenses were recorded in manufacturing expenses and therefore also affect ending inventory balances under U.S. GAAP.

h.	Impairment of long-lived assets

Under U.S. GAAP, impairment losses for assets to be held and used are recorded in current period earnings and create a new cost basis for related assets going forward, and cannot be reversed subsequently. Under U.S. GAAP, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). That assessment shall be based on the carrying amount of the asset (asset group) at the date it is tested for recoverability, whether in use or under development. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value. Fair value is determined by the Company using future cash flows discounted at current rates. Prior to January 1, 2005, there is no requirement to provide for impairment of long-lived assets under ROC GAAP. In 2006, the adjustment represented the reversal of impairment loss recognized under ROC GAAP that was already recognized under U.S. GAAP in 2005. There are no differences in 2007 and 2008.

i.	Earnings per share (EPS)

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

j.	Interest capitalization

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

k.	Inventories stated at lower of cost or market

ROC GAAP allows assessment of carrying values of inventories on an aggregate basis. An allowance was made when the aggregate carrying values of inventories were higher than market. As of December 31, 2008, the allowance for net realizable value of inventories under ROC GAAP amounted to NT$102,142 thousand.

Under U.S. GAAP, the Company’s assessed inventories at the lower of cost or market on an item-by-item basis. This resulted in an additional write-off of NT$36,818 thousand which was charged to the consolidated statement of operations a component of cost of revenue.

25.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

l.	Convertible notes

Under ROC GAAP, there is no requirement to account for the fair value of a conversion feature embedded in CN due 2009 as it was issued before January 1, 2006. Under U.S. GAAP, the Company accounts for the fair value of the conversion feature of its convertible notes in accordance with SFAS No. 133, “Accounting For Derivative Instruments And Hedging Activities” (“SFAS No. 133”) and related pronouncements, which require the Company to bifurcate and separately account for the conversion feature as embedded derivatives contained in the Company’s convertible notes. The Company carried these embedded derivatives on its balance sheet at fair value and changes in fair values of these embedded derivatives are reflected in the consolidated statement of operations. Commencing January 1, 2006, ROC GAAP requires the Company to bifurcate and separately account for put and call option features contained in the Company’s convertible notes issued after 2005. The Company issued convertible notes (CN due 2011) on September 29, 2006. The Company carried the put and call options of the CN due 2011 on the balance sheet at fair value with changes in fair values reflected in the consolidated statement of operations. The other conversion features are recorded in equity. (see Note 26 i)

Commencing from January 1, 2006, under ROC GAAP, the issue costs of convertible notes are recorded as a reduction of the convertible notes. Under U.S. GAAP the issue costs are capitalized as deferred assets and amortized over the period of the convertible notes.

m.	Share-based payments

Under ROC GAAP, the Company followed Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), in accounting for its employee stock option plans prior to January 1, 2008. Under APB No. 25, when the exercise price of the Company’s stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. Under U.S. GAAP, commencing from January 1, 2006, the Company applies SFAS No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”), Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF No. 96-18”), with respect to options and warrants issued to non-employees. SFAS No. 123(R) requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date as defined in EITF No. 96-18. The total stock-based compensation expense resulting from stock options was included in general and administrative expenses in the consolidated statements of operations. As explained in Note 2 above, there is no difference between ROC GAAP and U.S. GAAP effective January 1, 2008 upon adoption of ROC SFAS No. 39 for options granted since January 1, 2008.

n.	Defined Benefit Pension Plans

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

25.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

o.	Income tax expense

Effective January 1, 2007, the Company adopted Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions and income tax disclosures.

Uncertain tax positions have been classified as non-current income tax liabilities unless these are expected to be paid in one year. The Company’s policy for interest and penalties related to income tax exposure is to recognize interest and penalties as a component of the provision of income taxes in the consolidated statement of operations.

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

Upon adoption of FIN 48 on January 1, 2007, the Company increased the allowance for current tax assets by NT$2,387 thousand (US$73 thousand) and increased long-term tax payable by NT$32,873 thousand (US$1,003 thousand) as FIN 48 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long term liabilities. As of December 31, 2008, the allowance for current tax assets was increased by NT$3,820 thousand (US$117 thousand) and the long-term tax payable was decreased by NT$14,605 thousand (US$446 thousand).

The Company’s subsidiaries are currently under examination by the relevant tax authorities for various tax years. The Company regularly assesses the potential outcome of these examinations in each of the taxing jurisdictions when determining the adequacy of the amount of unrecognized tax benefit recorded. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, the Company believes it has appropriately accrued for uncertain tax benefits. However, audit outcomes and timing of audit settlements and future events that would impact the previously recorded unrecognized tax benefits and the range of anticipated increases or decreases in unrecognized tax benefits are subject to significant uncertainty. It is possible that the ultimate outcome of current or future examinations may exceed current unrecognized tax benefits in amounts that could be material, but cannot be estimated as of December 31, 2008. The effective tax rate and net income in any given future period could therefore be materially impacted.

There are no such provisions under ROC GAAP.

p.	Investments with no active market

Under U.S. GAAP, the NT$ 400,000 thousand bonds are classified as available-for-sale investments. Changes in fair value are recorded in equity. Investment with no active market is not a category of investment under U.S. GAAP.

25.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

The following reconciles net income (loss) and shareholders’ equity under ROC GAAP as reported in the accompanying consolidated financial statements to net income and shareholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss)

Net income (loss) based on ROC GAAP	2,121,342	2,219,202	(7,270,245)	(221,925)
Adjustments:
Amortization of deferred charge	(4,935)	(19,722)	(13,719)	(419)
Amortization of start-up costs	2,237	2,198	1,694	52
Pension expenses	—	(10,773)	(11,797)	(360)
Depreciation of property, plant and equipment and employee dormitory building	(22,200)	(48,681)	(56,169)	(1,714)
Transfer of building and facilities from MVI	741	289	196	6
Marketable securities – trading	2,613	—	—	—
Interest capitalization	(19,793)	(17,592)	(15,539)	(474)
(Accrual) reversal of accrual for bonuses to employees, directors and supervisors	(314,485)	(143,952)	368,945	11,262
Loss on inventory valuation	—	—	(36,818)	(1,124)
Impairment loss on goodwill	—	—	(52,007)	(1,588)
Reversal of impairment loss on long-term investment	33,130	—	—	—
Effect of U.S. GAAP adjustments on income taxes	10,512	11,547	29,608	904
Adjustment for uncertain tax positions	—	(35,260)	10,785	329
Stock-based compensation	(90,870)	(173,501)	(257,460)	(7,859)
Amortization of discount on convertible notes	(237,497)	(114,132)	(95,468)	(2,914)
Gain (loss) on embedded derivative liabilities	(394,646)	1,180,834	306,701	9,362
Loss on redemption of convertible notes	(10,549)	(21,523)	(97,227)	(2,968)
Minority interests	193,635	72,736	10,859	332
Equity accounting for long-term investment	(16,129)	—	—	—

Net increase (decrease) in net income	(868,236)	682,468	92,584	2,827

Net income (loss) based on U.S. GAAP	1,253,106	2,901,670	(7,177,661)	(219,098)

Earnings (loss) per share – basic	18.22	36.13	(85.56)	(2.61)

Earnings (loss) per share – diluted	17.52	21.07	(85.56)	(2.61)

Number of weighted average shares outstanding – basic	68,781	80,305	83,894	83,894

Number of weighted average shares outstanding – diluted	71,504	108,207	83,894	83,894

The following table reconciles the denominator to calculate basic and diluted earnings (loss) per share:

	December 31,
	2006	2007	2008
	(in thousands)
Basic number of shares	68,781	80,305	83,894
Add: Stock options	2,723	2,174	—
Convertible notes	—	25,728	—

Diluted number of shares	71,504	108,207	83,894

25.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

The following table reconciles the numerator to calculate basic and diluted earnings (loss) per share:

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss) based on U.S. GAAP	1,253,106	2,901,670	(7,177,661)	(219,098)
Add: Amortization of discount on convertible notes	—	357,472	—	—
Interest expense (net of tax)	—	151,897	—	—
Gains on embedded derivative	—	(1,191,838)	—	—
Loss on redemption of convertible notes	—	21,523	—	—
Amortization of deferred charge on convertible notes	—	38,799	—	—

Income (loss) available to common stockholders adjusted for the effects of assumed exercise of options and conversion of notes	1,253,106	2,279,523	(7,177,661)	(219,098)

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Shareholders’ equity

Shareholders’ equity based on ROC GAAP	22,884,867	22,248,128	14,542,813	443,920

Adjustments:
Technology transfer in payment of capital stock
Original cost	(750,000)	(750,000)	(750,000)	(22,894)
Accumulated amortization of technology transfer in payment of capital stocks	750,000	750,000	750,000	22,894
Start-up costs
Original cost	(60,151)	(51,408)	(51,283)	(1,565)
Accumulated amortization of start- up costs	54,668	48,107	49,705	1,517
Net effect on inventories	(40)	(25)	(54)	(2)
Depreciation of property, plant and equipment and employee dormitory building	(122,589)	(171,269)	(227,438)	(6,943)
Transfer of building and facilities from MVI
Original cost	(173,174)	(173,174)	(173,174)	(5,286)
Depreciation and gain on disposal of building and facilities from MVI	169,883	170,163	170,361	5,200
Net effect on inventories	(13)	(4)	(6)	—
Accrual for bonuses to employees, directors and supervisors	(459,539)	(434,261)	—	—
Pension expenses	(65,293)	(226,896)	(237,321)	(7,244)
Loss on inventory valuation	—	—	(36,818)	(1,124)
Impairment loss on goodwill	—	—	(52,007)	(1,588)
Interest capitalization	118,757	118,757	118,757	3,625
Amortization of interest capitalization	(96,586)	(114,178)	(129,717)	(3,960)
Effect of U.S. GAAP adjustments on income taxes	21,813	33,360	62,968	1,922
Adjustment for uncertain tax positions	—	(35,260)	(24,475)	(747)
Equity component of convertible notes	(271,509)	(268,852)	(466,151)	(14,229)
Loss on redemption of convertible notes	(10,549)	(32,072)	(129,299)	(3,947)
Amortization of deferred charge	(4,935)	(24,657)	(38,376)	(1,171)
Amortization of discount on convertible notes	(309,977)	(423,498)	(518,966)	(15,841)
Gain on embedded derivative liabilities	(244,914)	935,920	1,242,621	37,931
Minority interests	—	52,007	52,007	1,588

Net decrease in shareholders’ equity	(1,454,148)	(597,240)	(388,666)	(11,864)

Shareholders’ equity based on U.S. GAAP	21,430,719	21,650,888	14,154,147	432,056

25.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Changes in shareholders’ equity based on U.S. GAAP
Balance, beginning of the year	18,825,418	21,430,719	21,650,888	660,894
Stock purchased by a subsidiary	—	—	(1,779)	(54)
Issuance of shares	—	2,603,379	—	—
Issuance of option warrants	(1,088)	24,080	65,111	1,988
Exercise of option warrants	131,268	89,850	4,548	138
Adjustment arising from change in ownership percentage in subsidiaries	86,316	—	—	—
Reversal of unrealized loss (gain) on available-for-sale securities	(5,648)	—	—	—
Stock-based compensation	90,870	173,501	257,460	7,859
Cumulative translation adjustments	78,345	209,390	156,250	4,770
Net income (loss) for the year	1,253,106	2,901,670	(7,177,661)	(219,098)
Adjustment of equity method for long-term Investment	1,178	(268,625)	95,186	2,905
Unrecognized pension expenses	(44,643)	(161,134)	952	29
Conversion of convertible notes	225,840	—	—	—
Minority interests	789,757	(5,351,942)	(896,808)	(27,375)

Balance, end of the year	21,430,719	21,650,888	14,154,147	432,056

A reconciliation of the significant balance sheet accounts to the approximate amounts determined under U.S. GAAP is as follows:

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Current assets

As reported	12,605,149	10,494,267	320,337
U.S. GAAP adjustments
Effect of inventory adjustments:
Start-up costs	(25)	(54)	(2)
Depreciation of fixed assets	666	1,449	44
Transfer of building and facilities from MVI	(4)	(6)	—
Inventory valuation	—	(36,818)	(1,124)
Adjustment for uncertain tax positions	(2,387)	(6,207)	(189)

As adjusted	12,603,399	10,452,631	319,066

Property, plant and equipment – net

As reported	30,020,432	23,654,940	722,068
U.S. GAAP adjustments
Start-up costs	(3,301)	(1,578)	(48)
Depreciation of fixed assets	(182,165)	(237,486)	(7,249)
Transfer of building and facilities from MVI	(3,011)	(2,813)	(86)
Interest capitalization	29,603	14,064	429

As adjusted	29,861,558	23,427,127	715,114

Other assets

As reported	2,152,053	746,761	22,795
U.S. GAAP adjustments
Depreciation of employee dormitory building	(14,794)	(16,425)	(501)
Deferred charge	73,284	1,226	37
Goodwill	52,007	52,007	1,588
Impairment loss on goodwill	—	(52,007)	(1,588)

As adjusted	2,262,550	731,562	22,331

25.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Current liabilities

As reported	11,374,186	10,721,542	327,275
U.S. GAAP adjustments
Fair value of embedded derivative liabilities	(10,602)	—	—
Discount on convertible notes	41,421	(88,603)	(2,704)
Accrual for bonuses to employees, directors and supervisors	434,261	—	—

As adjusted	11,839,266	10,632,939	324,571

Long-term liabilities

As reported	11,323,710	9,832,607	300,141
U.S. GAAP adjustments
Loss on redemption of convertible notes	26,485	193,634	5,911
Equity component of convertible notes	5,859	273,866	8,360
Fair value of embedded derivative liabilities	(651,593)	(475,821)	(14,525)
Amortization of discount on convertible notes	474,873	8,321	254

As adjusted	11,179,334	9,832,607	300,141

Other liabilities

As reported	370,061	344,637	10,520
U.S. GAAP adjustments
Pension	226,896	237,321	7,244
Effect of U.S. GAAP adjustments on income taxes	(33,360)	(55,694)	(1,700)
Adjustments for uncertain tax positions	32,873	10,994	335

As adjusted	596,470	537,258	16,399

As a result of the adjustments presented above, the approximate amounts of total assets under U.S. GAAP were NT$45,265,958 thousand and NT$35,156,951 thousand as of December 31, 2007, and 2008, respectively.

The following U.S. GAAP condensed statements of operations for the years ended December 31, 2006, 2007 and 2008 have been derived from the audited financial statements and reflect the adjustments presented above. Certain accounts have been reclassified to conform to U.S. GAAP.

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Net revenue	20,375,187	23,597,598	17,010,162	519,236
Cost of revenue	(14,270,950)	(17,496,720)	(17,068,345)	(521,012)

Gross profit (loss)	6,104,237	6,100,878	(58,183)	(1,776)
Operating expenses	(1,769,838)	(2,114,723)	(3,953,133)	(120,670)

Income (loss) from operations	4,334,399	3,986,155	(4,011,316)	(122,446)
Non-operating income (expenses) – net	(849,536)	354,734	(3,240,101)	(98,904)

Income (loss) before income tax	3,484,863	4,340,889	(7,251,417)	(221,350)

Net income (loss)	1,253,106	2,901,670	(7,177,661)	(219,098)

26.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Recent accounting pronouncements

The Company is required by U.S. SEC Staff Accounting Bulletin No. 74 to make certain disclosures about the effect that recently issued accounting standards will have on the financial statements adopted for future periods.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements (“SFAS No. 157”). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS 157 was effective for the Company on January 1, 2008. However, in February 2008, the FASB released a FASB Staff Position (FSP FAS 157-2—Effective Date of FASB Statement No. 157) which delayed the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of SFAS 157 for the Company’s financial assets and liabilities did not have a material impact on the consolidated financial statements upon adoption. Management is evaluating the impact the adoption of SFAS 157, effective January 1, 2009, will have on the Company’s non-financial assets and liabilities. SFAS 157 establishes a fair value hierarchy that distinguishes between assumptions based on market data (observable inputs) and the Company’s assumptions (unobservable inputs). The hierarchy consists of three broad levels as follows:

Level 1—Quoted market prices in active markets for identical assets or liabilities

Level 2—Inputs other than level 1 that are either directly or indirectly observable

Level 3—Unobservable inputs developed using the Company’s estimates and assumptions, which reflect those that market participants would use.

The following table sets forth the assets measured at fair value on a recurring basis, by input level, as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(in thousands)
Financial assets at fair value through profit and loss	102,137	—	—	102,137
Available-for-sale investments	—	—	400,000	400,000

	102,137	—	400,000	502,137

Financial assets at fair value through profit and loss include investments in stocks and open-ended funds, which are measured using quoted price in active markets and are classified as Level 1.

Available-for-sale investments are comprised of bonds. The fair values are based on future cash flows discounted at current rates as the bonds are trading in an inactive market.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities - including an amendment of FAS 115 (“SFAS No. 159”), which allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in earnings. SFAS No. 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. SFAS No. 159 is effective for the first fiscal year beginning after November 15, 2008. The Company is currently assessing the impact SFAS No. 159 will have on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (“SFAS No. 160”). SFAS No. 160 requires that a noncontrolling interest in a subsidiary be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements. It also calls for consistency in the manner of reporting changes in the parent’s ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the impact adopting SFAS No. 160 will have on its consolidated financial condition, results of operations, and cash flows.

26.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

a.	Recent accounting pronouncements (continued)

In December 2007, the FASB issued SFAS No. 141 (revised 2008), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) broadens the guidance of SFAS No. 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS No. 141(R) expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations. SFAS No. 141(R) is effective for the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141(R) will have an impact on the Company’s consolidated financial statements for any future acquisitions.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities, including (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect that the adoption of the pronouncement will have a material effect on the Company’s consolidated financial statements.

In May 2008, the FASB issued FSP Accounting Principles Board Opinions (“APB”) 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1” or “the FSP”). The FSP requires cash settled convertible debt to be bifurcated into debt and equity components and accounted for separately at issuance. The value assigned to the debt component would be the estimated fair value, as of the issuance date, of a similar bond without the conversion feature. The difference between the bond cash proceeds and this estimated fair value would be recorded as a debt discount and amortized to interest expense over the life of the bond. The equity component of the convertible debt securities would be included in the paid-in-capital section of shareholders’ equity on the Company’s consolidated balance sheets and the initial carrying values of these debt securities would be correspondingly reduced. Management does not expect that the application of this standard will have any significant effect on the Company’s consolidated financial statements.

In October 2008, the FASB issued FASB FSP SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS No. 157, “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 is effective upon issuance, including for prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application should be accounted for as a change in accounting estimate following the guidance in SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). However, the disclosure provisions in SFAS 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. Management considered FSP 157-3 in the determination of estimated fair values as of December 31, 2008, and the impact was not significant.

b.	Goodwill

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Balance, January 1, 2008	128,455	969,188	29,584
Arising from acquisition of additional interest in a subsidiary	840,733	—	—

Impairment loss recognized	—	(969,188)	(29,584)

Balance, December 31, 2008	969,188	—	—

26.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

b.	Goodwill (continued)

The Company tests goodwill for impairment annually as of December 31 and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit, which is measured based upon, among other factors, market multiples for comparable companies as well as a discounted cash flow analysis. The goodwill is allocated to two reporting units: ChipMOS Taiwan and ThaiLin. If the recorded value of the assets, including goodwill, and liabilities (“net book value”) of the reporting unit exceeds its fair value, an impairment loss may be required to be recognized.

Pursuant to the guidance in SFAS 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), the measurement of impairment of goodwill consists of two steps. In the first step, the fair value of the reporting unit is compared to its carrying value. In connection with the preparation of the financial statements for the year ended December 31, 2008, management made a determination of the fair value of the two reporting units. Fair value is determined using a combination of an income approach, which estimates fair value based upon future revenue, expenses and cash flows discounted to their present value, and a market approach, which estimates fair value using market multiples to various financial measures compared to a set of comparable public companies in listed on the Taiwan Stock Exchange. Management concluded the estimated fair values of the reporting units were less than their net book values. Accordingly the guidance in SFAS 142 requires a second step to determine the implied fair value of the Company’s goodwill, and to compare it to the carrying value of the Company’s goodwill. This second step includes valuing all of the tangible and intangible assets and liabilities of the reporting unit as if it had been acquired in a business combination, including valuing all of its intangible assets even if they were not currently recorded to determine the implied fair value of goodwill. Based on management’s analysis incorporating the declining market capitalization in 2008, as well as the significant market deterioration and economic uncertainties impacting expected future demand, management concluded that the entire goodwill balance of NT$969,188 thousand was impaired. As a result, the Company recognized a non-cash impairment charge of approximately NT$969,188 thousand for the year ended December 31, 2008 to write-off the entire carrying value of its goodwill.

c.	Income tax expense

Income (loss) before income tax, minority interest and interest in bonuses paid by subsidiaries consists of the following:

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Bermuda	(1,000,678)	328,336	(1,359,727)	(41,506)
ROC	4,839,755	4,533,334	(3,782,118)	(115,449)
Others	(354,214)	(520,781)	(2,109,572)	(64,395)

	3,484,863	4,340,889	(7,251,417)	(221,350)

Income tax expense consists of:

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Income tax for the current year
Bermuda	89,895	347,107	346,754	10,585
ROC	296,878	406,463	4,867	148
Others	262	(69,873)	1,016	31

	387,035	683,697	352,637	10,764
Deferred income tax
Bermuda	—	—	—	—
ROC	243,625	18,062	(332,955)	(10,163)
Others	—	57,221	262,435	8,011

	243,625	75,283	(70,520)	(2,152)
Adjustment of prior years’ income taxes	(4,673)	32,968	(201,717)	(6,158)

Income tax expense	625,987	791,948	80,400	2,454

26.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

c.	Income tax expense (continued)

Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax expense which conforms to U.S. GAAP is as follows:

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Tax on pretax income (loss) at 0%	—	—	—	—

Tax on pretax income (loss) at applicable statutory rates	1,350,042	1,447,850	(1,147,034)	(35,013)
Additional 10% on the unappropriated earnings	111,066	171,597	166,318	5,077
Tax effects of:
Tax-exempt (income) loss	(196,026)	(59,661)	134,173	4,095
Permanent differences
Non-taxable (gain)/loss on sales of investment	32,130	(9,748)	(2,153)	(66)
Non-deductible investment losses	(117,131)	(25,439)	74,792	2,283
Non-deductible expense	(1,221)	(1,027)	378,483	11,553
Other	—	—	9,150	279
Temporary differences	—	2,427	—	—
Tax credits - utilized	(506,285)	(723,594)	(165,909)	(5,064)
- deferred	(206,923)	172,174	(22,867)	(698)
Valuation allowance	284,392	(248,472)	871,769	26,611
Loss recognized	(6,764)	4,125	—	—
Losses carried forward	(246,352)	(4,125)	227,739	6,952
Losses carried forward – deferred	133,732	—	(227,739)	(6,952)
Adjustment of prior year’s income tax	(4,673)	65,841	(216,322)	(6,603)

Income tax expense	625,987	791,948	80,400	2,454

The components of net deferred income tax assets (liabilities) were as follows:

	December 31,
	2007	2008
	NT$	NT$	US$
	(in thousands)
Deferred income tax assets
Current
Unrealized foreign exchange loss	2,321	(1,203)	(36)
Tax credits	—	302,778	9,242
Loss of market price decline and obsolete and slow-moving inventories	13,734	21,174	646
Unrealized loss on sale allowances	53,279	26,684	815
Allowance for doubtful receivables	—	573,004	17,491
Others	15,746	5,425	165

	85,080	927,862	28,323
Valuation allowance	(2,387)	(578,352)	(17,654)

	82,693	349,510	10,669

Non-current
Unrealized impairment loss on idle fixed assets	106	—	—
Tax credits	946,302	666,391	20,342
Losses carried forward	75,648	612,329	18,691
Impairment loss	—	150	4
Building	754	705	22
Start-up costs	831	407	12
Others	309,751	402,030	12,272

	1,333,392	1,682,012	51,343
Valuation allowances	(775,030)	(1,243,186)	(37,948)

	558,362	438,826	13,395

Deferred income tax liabilities
Non-current
Depreciation differences	(698,001)	(615,269)	(18,781)
Interest capitalization	(7,401)	(3,516)	(107)
Inventory valuation	—	9,205	281

	(705,402)	(609,580)	(18,607)

	(147,040)	(170,754)	(5,212)

26.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

d.	Pension plans

The impact of the adoption of SFAS No.158 has been reflected within the consolidated financial statements as follows:

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Components of net periodic benefit cost
Service cost	1,688	1,662	1,579	48
Interest cost	7,790	8,735	12,463	380
Project return on plan assets	(4,740)	(5,500)	(7,910)	(241)
Net amortization and deferral:
Unrecognized net transition obligation	53	(293)	(293)	(9)
Curtailment loss	780	4,191	7,295	223
Net prior service cost	—	—	(56)	(2)

Net periodic benefit cost	5,571	8,795	13,078	399

Recognized in other comprehensive income:
Unrecognized net transition obligation	5	(1,225)	(62)	(2)
Net prior service cost	—	—	(4,149)	(126)
Unrecognized actuarial loss	44,638	162,359	3,259	99

Total recognized in other comprehensive income	44,643	161,134	(952)	(29)

Total recognized in total benefit cost and other comprehensive income	50,214	169,929	12,126	370

The estimated net transition assets and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost in 2009 is NT$136 thousand (US$4 thousand) and NT$7,151 thousand (US$218 thousand), respectively.

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Changes in benefit obligation
Benefit obligation at beginning of Year	283,253	317,646	475,794	14,524
Service cost	1,688	1,662	1,579	48
Interest cost	7,781	8,735	12,463	380
Plan amendments	—	—	(3,581)	(109)
Actuarial loss	24,924	147,751	10,293	314

Benefit obligation at end of year	317,646	475,794	496,548	15,157

Changes in plan assets
Fair value of plan assets at beginning of year	156,171	199,991	249,596	7,619
Actual return on plan assets	4,165	5,955	9,156	279
Employer contribution	39,656	43,691	32,780	1,001

	199,992	249,637	291,532	8,899

Funds status	(117,654)	(226,157)	(205,016)	(6,258)
Unrecognized actuarial loss	68,184	(13,000)	(24,476)	(747)

Net amount recognized (recognized as accrued pension cost)	(49,470)	(239,157)	(229,492)	(7,005)

26.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

d.	Pension plans (continued)

Amounts recognized in accumulated other comprehensive income, net of minority interests, consist of:

	2007	2008
	NT$	NT$	US$
	(in thousands)
Unrecognized net transition obligation (asset)	(3,323)	(3,004)	(92)
Net prior service cost	—	(3,525)	(108)
Unrecognized loss	217,548	219,382	6,697

Gross amount recognized	214,225	212,853	6,497

Minority interests	(8,448)	(8,028)	(245)

Total recognized in total benefit cost and other comprehensive income	205,777	204,825	6,252

	2006	2007	2008
Actuarial assumptions
Discount rate	2.75%	2.75%	2.75%
Rate of compensation increase	4.25%	4.25%	4.25%
Expected return on plan assets	2.75%	2.75%	3.00%

The accumulated benefit obligation for all defined benefit pension plans was NT$232,107 thousand and NT$240,221 thousand at December 31, 2007 and 2008, respectively.

There were no pension plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2007 and 2008.

The plan assets are all invested in the Central Trust of China. The plan benefits are based on employees’ years of service and compensation. The plan assets primarily consist of cash, government loans, equity securities, notes and bonds.

The fair value of the plan assets was NT$249,637 thousand and NT$291,532 thousand (US$8,899 thousand) at December 31, 2007 and 2008, respectively. As of December 31, 2007 and 2008, these assets were allocated among asset categories as follows:

Asset category	2007	2008	Current minimum, target and maximum allocation policy
Equity securities	10%	31%	11%
Bonds	13%	15%	2%
Notes	12%	12%	2%
Government loans	2%	2%	2%
Foreign investment	6%	—	—
Cash	57%	40%	2%

Total	100%	100%

Under ROC regulation, government authority will collect the fund as Labor Retirement Fund and determine the assets allocation and investment policy.

ChipMOS Taiwan and ThaiLin anticipate contributing NT$21,963 thousand to their pension plans during 2009.

The Company has no other post-retirement or post-employment benefit plans.

26.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

e.	Statements of cash flows

ROC SFAS No. 17, “Statement of Cash Flows” has been applied. Its objectives and principles are similar to those set out in SFAS No. 95, “Statement of Cash Flows” (“SFAS No. 95”). The principal differences between the standards relate to classification. Summarized cash flow data by operating, investing and financing activities in accordance with SFAS No. 95 are as follows:

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Net cash inflow (outflow) from:
Operating activities	6,271,447	10,322,132	4,890,631	149,287
Investing activities	(15,086,913)	(12,212,084)	(2,296,914)	(70,114)
Financing activities	9,881,178	522,085	(1,405,512)	(42,903)

	1,065,712	(1,367,867)	1,188,205	36,270
Effect of changes in foreign exchange rate	12,848	38,787	46,329	1,414
Cash and cash equivalents at the beginning of year	4,607,003	5,685,563	4,356,483	132,982

Cash and cash equivalents at the end of year	5,685,563	4,356,483	5,591,017	170,666

f.	Statements of comprehensive income

	Year Ended December 31,
	2006	2007	2008
	NT$	NT$	NT$	US$
	(in thousands)
Net income based on U.S. GAAP	1,253,106	2,901,670	(7,177,661)	(219,098)
Other comprehensive income (loss):
Unrealized gain on available-for-sale security	(5,648)	—	—	—
Translation adjustment	78,345	209,390	156,250	4,770

Comprehensive income	1,325,803	3,111,060	(7,021,411)	(214,328)

Components in other comprehensive income refer to investments in MVI and ProMOS. Under ROC laws, those losses and gains are not subject to income tax. Therefore, no tax expense or benefit is allocated to such investments.

g.	Statements of accumulated other comprehensive income

	Unrecognized Pension Costs	Translation Adjustment	Accumulated Other Comprehensive Income
	NT$	NT$	NT$
December 31, 2006	(44,643)	68,074	23,431
Addition in 2007	(161,134)	209,390	48,256

December 31, 2007	(205,777)	277,464	71,687
Addition in 2008	952	156,250	157,202

December 31, 2008	(204,825)	433,714	228,889

26.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

h.	Shareholders’ equity

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

The fair value for options granted has been estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Year of grant	Risk free interest rate	Expected life	Expected volatility	Expected dividend yield
2002	4.75%	5 years	114.91%	0%
2003	4.75%	4.25 years	118.07% ~ 148.73%	0%
2004	1.75%	4.25 years	112.40% ~ 123.07%	0%
2006	4.62% ~ 4.74%	4.25 years	102.67% ~ 133.21%	0%
2007	3.32% ~ 5.04%	4.25 years	134.71% ~ 171.09%	0%
2008	1.30% ~ 3.42%	4.25 ~ 6 years	97.83% ~ 188.06%	0%

The following table presents the stock option activity for the year ended December 31, 2007 and 2008.

	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
		US$	US$
			(in thousands)
Outstanding at December 31, 2006	6,558,736	4.03
Granted	1,884,400	5.34
Forfeited	(228,631)	5.46
Exercised	(865,612)	2.69

Outstanding at December 31, 2007	7,348,893	4.48
Granted	3,981,487	1.92
Forfeited	(763,229)	4.34
Exercised	(127,850)	0.81
Expired	(1,180,738)	2.35

Outstanding at December 31, 2008	9,258,563	3.71	8

Exercisable at December 31, 2007	3,538,111	3.68

Exercisable at December 31, 2008	3,501,848	4.77	—

Vested and expected to vest in 2007	7,158,354	4.46

Vested and expected to vest in 2008	8,970,727	3.73	7

26.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

h.	Shareholders’ equity (continued)

The aggregate intrinsic value in the table above represents the total intrinsic value (i.e., the difference between the Company’s closing stock price of US$0.25 on December 31, 2008 (December 31, 2007: US$4.26) and the exercise price, times the number of options) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. The total intrinsic value of options exercised during the year ended December 31, 2008 was nil (2007: NT$3,535 thousand). The total fair value of options vested and forfeited during the year ended December 31, 2008 was NT$121,802 thousand (US$3,718 thousand) (2007: NT$108,478 thousand). The number of options vested during the year ended December 31, 2008 was 127,850 (2007: 865,612). The weighted average remaining contractual term of the outstanding options at December 31, 2008 was 4.5 (2007: 6) years.

As of December 31, 2008, NT$40,878 thousand (US$1,248 thousand) (2007: NT$124,973 thousand) of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted average period of 3 years.

The Company’s employees have the ability to exercise a stock option (i.e., remit cash consideration to the Company for the exercise price) in exchange for stock during the vesting period of the award.

The following table presents a summary of the number of and weighted average grant date fair values regarding the unvested share options as of December 31, 2008 and changes during the year then ended:

	Number of Options	Weighted Average Fair Value
		US$
Unvested options outstanding at December 31, 2006	3,332,810	4.34
Granted	1,884,400	5.64
Vested	(1,177,797)	3.94
Forfeited	(228,631)	5.12

Unvested options outstanding at December 31, 2007	3,810,782	5.06

Granted	3,981,487	1.66
Vested	(1,272,325)	5.63
Forfeited	(763,229)	4.69

Unvested options outstanding at December 31, 2008	5,756,715	3.06

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

26.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

i.	Convertible notes

The Company accounts for the conversion option in the convertible notes as derivative liabilities in accordance with SFAS No. 133 and Emerging Interpretation Task Force (“EITF”) Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. The discount attributable to the issuance date aggregate fair value of the conversion option, totaling NT$1,198,510 thousand (US$36,585 thousand), is being amortized using the effective interest method over the term of the convertible notes.

The change in fair value on revaluation of the embedded derivative liabilities represents the difference between the fair value of the embedded derivative liabilities at their original issue date and their fair value on December 31, 2008 using an option pricing model. As of December 31, 2008, the fair value of the embedded derivative liabilities amounted to nil thousand. The effect of the fair market value adjustment of NT$203,698 thousand (US$6,218 thousand) was recorded in the consolidated statement of operations.

The following assumptions were applied to the convertible notes using the option pricing model:

	December 31, 2008		December 31, 2008
	CN due 2009		CN due 2011
Market price	US$	0.25	US$	0.25
Conversion price	US$	6.28	US$	6.85
Term		5 years		5 years
Volatility		82.7686%		42.5321%
Risk-free interest rate		1.91917%		1.68275%

Please refer to Note 14 for details of the terms of the convertible notes.