Form 20-F
period 2009-12-31
CHIPMOS TECHNOLOGIES BERMUDA LTD
filed 2010-06-04
CIK 1133478

As filed with the Securities and Exchange Commission on June 4, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Shou-Kang Chen

Chief Financial Officer

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

Telephone: (886) 3 563 3988

Facsimile: (886) 3 563 3998

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contract Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value US$0.01 each	The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2009, 83,971,012 Common Shares, par value US$0.01 each, were outstanding.

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

Selected Financial Data

The following tables set forth our selected consolidated financial data. The selected consolidated balance sheet data as of December 31, 2008 and 2009 and our consolidated statement of operations and cash flows data for 2007, 2008 and 2009 are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these audited consolidated financial statements and related notes beginning on page F-1 of this Annual Report on Form 20-F. These audited consolidated financial statements have been audited by Moore Stephens. The selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 and the consolidated statement of operations and cash flows data for the years ended December 31, 2005 and 2006 are derived from our audited consolidated financial statements not included herein. Our consolidated financial statements have been prepared and presented in accordance with ROC GAAP, which differs in some material respects from US GAAP. Please see Note 26 to our audited consolidated financial statements for a description of the principal differences between ROC GAAP and US GAAP for the periods covered by these financial statements.

	Year ended December 31,
	2005	2006	2007	2008	2009	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data)
Consolidated Statement of Operations Data:

ROC GAAP:

Net revenue:

Related parties(1)	$4,603.5	$5,654.4	$6,915.9	$3,122.9	$668.9	$20.9

Others	10,610.5	14,720.8	16,681.7	13,887.3	11,481.4	359.4

Total net revenue	15,214.0	20,375.2	23,597.6	17,010.2	12,150.3	380.3

Cost of revenue	11,262.6	14,253.4	17,444.1	16,969.9	15,661.5	490.2

Gross profit (loss)	3,951.4	6,121.8	6,153.5	40.3	(3,511.2)	(109.9)

Operating expenses:

Research and development	274.4	274.8	322.3	435.6	375.3	11.7

General and administrative	793.3	813.0	1,070.5	885.6	657.8	20.6

Sales and marketing	232.9	107.4	98.3	2,362.7	561.2	17.6

Total operating expenses	1,300.6	1,195.2	1,491.1	3,683.9	1,594.3	49.9

Income (loss) from operations	2,650.8	4,926.6	4,662.4	(3,643.6)	(5,105.5)	(159.8)

Other income (expenses), net	(506.5)	(223.2)	(669.2)	(3,286.8)	116.7	3.7

Income (loss) before income tax, noncontrolling interests and interest in bonuses paid by subsidiaries(2) (3)	2,144.3	4,703.4	3,993.2	(6,930.4)	(4,988.8)	(156.1)

Income tax benefit (expense)	(112.0)	(636.5)	(768.2)	(120.8)	420.7	13.1

Income (loss) before noncontrolling interests and interest in bonuses paid by subsidiaries(2) (3)	2,032.3	4,066.9	3,225.0	(7,051.2)	(4,568.1)	(143.0)

Net (income) loss attributable to noncontrolling interests	(977.0)	(1,799.4)	(720.0)	143.3	149.4	4.7

Interest in bonuses paid by subsidiaries(3)	(127.1)	(149.5)	(285.8)	(362.4)	—	—

Cumulative effect of changes in accounting principles	—	3.3	—	—	—	—

Net income (loss) attributable to ChipMOS	$928.2	$2,121.3	$2,219.2	$(7,270.3)	$(4,418.7)	$(138.3)

Earnings (loss) per share:

Basic	$13.74	$30.84	$27.63	$(86.66)	$(55.84)	$(1.75)

Diluted	$11.82	$25.00	$24.24	$(86.66)	$(57.54)	$(1.80)

Weighted-average number of shares outstanding:

Basic	67.5	68.8	80.3	83.9	79.1	79.1

Diluted	82.6	88.3	108.2	83.9	89.0	89.0

	Year ended December 31,
	2005	2006	2007	2008	2009	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data)
US GAAP:(4)

Net income (loss) attributable to ChipMOS	$805.4	$1,253.1	$2,901.7	$(7,177.7)	$(4,550.3)	$(142.4)

Earnings (loss) per share:

Basic	$11.92	$18.22	$36.13	$(85.56)	$(57.50)	$(1.80)

Diluted	$11.21	$17.52	$21.07	$(85.56)	$(59.15)	$(1.85)

Weighted-average number of shares outstanding:

Basic	67.5	68.8	80.3	83.9	79.1	79.1

Diluted	82.6	71.5	108.2	83.9	83.0	83.0

(1)	Related parties include Mosel Vitelic Inc., or Mosel, Siliconware Precision Industries Co. Ltd., or Siliconware Precision, ProMOS Technologies Inc., or ProMOS and DenMOS Technology Inc., or DenMOS. See Note 20 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F. On November 21, 2005, Chantek was merged into ChipMOS Taiwan, with ChipMOS Taiwan as the surviving company. See “Item 4. Information on the Company—Our Structure and History—ChipMOS TECHNOLOGIES INC”.
(2)	Under ROC GAAP, minority interests are also renamed noncontrolling interests to align with the guidance in Financial Accounting Standards Board Accounting Standards Codification or FASB ASC 810-10-65-1.
(3)	Refers to bonuses to directors, supervisors and employees paid by subsidiaries.
(4)	Reflects the US GAAP adjustments as described in Note 26 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F.

	As of December 31,
	2005	2006	2007	2008	2009	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Balance Sheet Data:
ROC GAAP:
Current assets:

Cash and cash equivalents	$4,607.0	$5,895.9	$5,133.6	$6,651.9	$3,884.8	$121.6

Restricted cash and cash equivalents	169.3	65.1	87.0	59.5	243.8	7.6

Financial assets at fair value through profit and loss	186.1	1,929.1	555.6	102.1	119.0	3.7

Held-to-maturity financial assets	—	—	—	250.0	—	—

Investment with no active market	—	—	—	100.0	100.0	3.1

Notes receivable

—related parties	—	—	—	195.0	—	—

—third parties	30.6	31.1	28.0	14.2	27.9	0.9

Accounts receivable

—related parties	1,418.4	1,839.1	1,498.8	0.4	0.2	—

—third parties	2,525.9	3,190.5	3,795.9	1,296.5	2,441.8	76.4

Other receivables

—related parties	4.3	14.0	11.9	30.0	—	—

—third parties	161.9	31.8	31.2	172.2	130.1	4.1

Inventories	627.5	945.8	1,043.6	1,001.5	862.1	27.0

Prepaid expenses and other current assets	76.7	155.8	334.5	265.2	265.1	8.3

Total current assets	10,046.9	14,232.6	12,605.2	10,494.3	8,431.2	263.9

Long-term investments	404.1	366.7	358.0	437.8	220.0	6.9

Property, plant and equipment, net	20,420.1	30,494.3	30,020.4	23,654.9	20,769.0	650.0

Intangible assets—net	170.8	172.4	180.4	107.8	102.8	3.2

Other assets	716.1	745.9	2,152.1	746.8	833.2	26.1

Total assets	31,758.0	46,011.9	45,316.1	35,441.6	30,356.2	950.1

Current liabilities:

Short-term bank loans	467.8	1,055.3	1,249.2	2,745.4	2,363.3	74.0

Current portion of long-term loans	2,300.9	2,335.3	3,686.2	4,603.7	1,553.9	48.6

Convertible notes	2,769.3	—	3,014.9	1,541.6	—	—

Derivative liabilities	—	—	96.0	—	—	—

Notes payable	3.9	—	—	—	—	—

Accounts payable	728.7	803.0	976.1	477.9	738.0	23.1

Other payables

—related parties	1.2	—	—	—	—	—

—third parties	404.9	549.6	604.1	628.0	696.1	21.8

Current portion of capital leases payable	—	—	—	—	821.2	25.7

Accrued expenses and other current liabilities	474.1	713.6	886.7	469.4	525.7	16.5

Total current liabilities	7,857.5	6,747.5	11,374.2	10,721.6	6,921.5	216.6

Long-term liabilities	4,433.9	15,900.5	11,323.7	9,832.6	13,377.6	418.7

Other liabilities	374.7	479.0	370.1	344.6	104.9	3.3

Total liabilities	12,666.1	23,127.0	23,068.0	20,898.8	20,404.0	638.6

Total equity (including noncontrolling interests)(1)	$19,091.9	$22,884.9	$22,248.1	$14,542.8	$9,952.2	$311.5

	As of December 31,
	2005	2006	2007	2008	2009	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
US GAAP(2):

Current assets:

Cash and cash equivalents	$4,607.0	$5,895.9	$5,133.6	$6,651.9	$3,884.8	$121.6

Restricted cash and cash equivalents	169.3	65.1	87.0	59.5	243.8	7.6

Financial assets at fair value through profit and loss	189.2	1,929.1	555.6	102.1	119.0	3.7

Held-to-maturity financial assets	—	—	—	250.0	—	—

Available-for-sale financial assets	—	—	—	100.0	100.0	3.1

Notes receivable

—related parties	—	—	—	195.0	—	—

—third parties	30.6	31.1	28.0	14.2	27.9	0.9

Accounts receivable

—related parties	1,418.4	1,839.1	1,498.8	0.4	0.2	—

—third parties	2,525.9	3,190.5	3,795.9	1,296.5	2,441.8	76.4

Other receivables

—related parties	4.3	14.0	11.9	30.0	—	—

—third parties	161.9	31.8	31.2	172.2	130.1	4.1

Inventories	627.7	946.1	1,044.3	966.1	863.1	27.0

Prepaid expenses and other current assets	76.7	155.8	334.5	265.2	265.1	8.3

Total current assets	10,050.2	14,232.9	12,603.4	10,452.6	8,426.0	263.7

Long-term investments	387.1	366.7	358.0	437.8	220.0	6.9

Property, plant and equipment, net	20,340.9	30,377.7	29,861.6	23,427.2	20,474.4	640.8

Intangible assets—net	170.8	172.4	180.4	107.8	102.8	3.2

Other assets	704.6	826.4	2,262.6	731.6	893.2	28.0

Total assets	31,653.6	45,976.1	45,266.0	35,157.0	30,116.4	942.6

Current liabilities:

Short-term bank loans	467.8	1,055.3	1,249.2	2,745.4	2,363.3	74.0

Current portion of long-term loans	2,300.9	2,335.3	3,686.2	4,603.7	1,553.9	48.6

Convertible notes	2,531.1	—	3,056.4	1,453.0	—	—

Derivative liabilities	160.9	—	85.4	—	—	—

Notes payable	3.9	—	—	—	—	—

Accounts payable	728.7	803.0	976.1	477.9	738.0	23.1

Other payables

—related parties	1.2	—	—	—	—	—

—third parties	404.9	549.6	604.1	628.0	696.1	21.8

Current portion of capital leases payable	—	—	—	—	821.2	25.7

Accrued expenses and other current liabilities	743.1	1,173.1	1,321.0	469.4	525.7	16.5

Total current liabilities	8,049.3	7,207.0	11,839.3	10,632.9	6,921.5	216.6

Long-term liabilities	4,433.9	16,836.2	11,179.3	9,832.6	13,377.6	418.7

Other liabilities	345.0	502.2	596.5	537.3	383.7	12.0

Total liabilities	12,828.2	24,545.4	23,615.1	21,002.8	20,682.8	647.3

Total equity (including noncontrolling interests)	$18,825.4	$21,430.7	$21,650.9	$14,154.2	$9,433.6	$295.3

(1)	Under ROC GAAP, minority interests are also renamed noncontrolling interests to align with the guidance in Financial Accounting Standards Board Accounting Standards Codification or FASB ASC 810-10-65-1.
(2)	Reflects the US GAAP adjustments as described in Note 26 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F.

	Year ended December 31,
	2005	2006	2007	2008	2009	2009
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Statement of Cash Flows Data:

ROC GAAP:

Capital expenditures	$7,677.2	$15,717.8	$6,093.8	$2,188.4	$3,479.7	$108.9

Depreciation and amortization	4,339.1	5,558.8	6,834.8	7,174.5	6,524.6	204.2

Net cash provided by (used in):

Operating activities	8,822.6	7,316.4	10,882.9	5,164.2	781.0	24.4

Investing activities	(7,622.5)	(14,988.2)	(12,212.1)	(2,296.9)	(1,042.5)	(32.6)

Financing activities	(1,519.9)	8,947.9	528.1	(1,395.3)	(2,503.8)	(78.3)

Effect of exchange rate changes on cash	77.7	12.8	38.8	46.3	(1.8)	(0.1)

Net increase (decrease) in cash	$(242.1)	$1,288.9	$(762.3)	$1,518.3	$(2,767.1)	$(86.6)

Exchange Rates

References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This Annual Report on Form 20-F contains translations of certain NT dollar amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2009, which was NT$31.95 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all. On May 14, 2010, the noon buying rate was NT$31.78 to US$1.00.

The following table sets out, for the years and the months indicated, information concerning the number of NT dollars for which one US dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT dollars per US dollar noon buying rate
	Average	High	Low	Period-end
2005	32.13	33.77	30.65	32.80

2006	32.51	33.31	31.28	32.59

2007	32.85	33.41	32.26	32.43

2008	31.52	33.58	29.99	32.76

2009	33.02	35.21	31.95	31.95

October	32.29	32.61	32.04	32.61

November	32.32	32.58	32.12	32.20

December	32.25	32.38	31.95	31.95

2010

January	31.87	32.04	31.65	31.94

February	32.06	32.14	31.98	32.12

March	31.83	32.04	31.70	31.73

April	31.48	31.74	31.30	31.31

May (through May 28, 2010)	31.83	32.33	31.40	32.00

Sources: Federal Reserve Bank of New York.

Risk Factors

Risks Relating to Economic Conditions and the Financial Markets

The global credit and financial markets crisis could materially and adversely affect our business and results of operations.

In 2008, 2009 and continuing into 2010, global credit and financial markets have experienced severe disruptions. These include diminished liquidity and limited availability of credit, reduced consumer confidence, reduced economic growth, increased unemployment rates and uncertainty about economic stability. Limited availability of credit in financial markets may lead consumers and businesses to postpone spending. This in turn may cause our customers to cancel, decrease or delay their existing and future orders with us. Financial difficulties experienced by our customers or suppliers as a result of these conditions could lead to production delays and delays or defaults in payment of accounts receivable. Continuing credit markets disruption restricts our access to capital and limits our ability to fund operations or to refinance maturing obligations as they become due through additional borrowing or other sources of financing. We are not able to predict the duration or extent of the current global credit and financial markets crisis. These conditions increase the difficulty of accurately forecasting and planning our business activities. If these conditions and uncertainties continue or if credit and financial markets and confidence in economic conditions further deteriorate, our business and results of operations could be materially and adversely affected.

Risks Relating to Our Industry

Because we depend on the highly cyclical semiconductor industry, which is characterized by significant and sometimes prolonged downturns from time to time, our net revenue and earnings may fluctuate significantly, which in turn could cause the market price of our common shares to decline.

Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. All of our customers operate in this industry and variations in order levels from our customers and in service fee rates may result in volatility in our net revenue and earnings. For instance, during periods of decreased demand for assembled semiconductors, some of our customers may even simplify, delay or forego final testing of certain types of semiconductors, such as dynamic random access memory, or DRAM, further intensifying our difficulties. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns, which have adversely affected our results of operations. In 2009, the semiconductor industry, especially the assembly and testing services for DRAM products sector, continued to experience the significant downturn that began in fourth quarter of 2008, and which has adversely affected our business. As a result of the industry downturn, our net revenue for 2009 decreased 29% from 2008 levels. We incurred a net loss of NT$4,419 million (US$138 million) in 2009, a decrease from a net loss of NT$7,270 million in 2008. This industry downturn started to recover from the second quarter of 2009, and we cannot give any assurances that there will not be any downturn in the future or that any future downturn will not affect our results of operations.

Any deterioration in the market for end-user applications for semiconductor products would reduce demand for our services and may result in a decrease in our earnings.

Market conditions in the semiconductor industry track, to a large degree, those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors we test and assemble could reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Our net revenue is largely attributable to fees derived from testing and assembling semiconductors for use in personal computers, communications equipment, consumer electronic products and display applications. A significant decrease in demand for products in these markets could put pricing pressure on our testing and assembly services and negatively affect our net revenue and earnings. The weak demand for LCD and other flat-panel display products that began in 2007 adversely affected our operating results in 2007, 2008 and 2009. Any significant decrease in demand for end-user applications of semiconductors will negatively affect our net revenue and earnings.

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

We are highly dependent on the market for memory products. A downturn in market prices for these products could significantly reduce our net revenue and net income.

A significant portion of our net revenue is derived from testing and assembling memory semiconductors. Our net revenue derived from the testing and assembly of memory semiconductors accounted for 78%, 75% and 66% of our net revenue in 2007, 2008 and 2009, respectively. In the past, our service fees for testing and assembling memory semiconductors were sharply reduced in tandem with the decrease in the average selling price of DRAM in the semiconductor industry. The continuing oversupply of DRAM products in 2008 and the weak demand in the DRAM market in 2009 resulted in significant reductions in the price of DRAM products, which in turn drove down the average prices for our testing and assembly services for DRAM products in these periods. We cannot assure you that there will not be further downturns in DRAM prices in the future.

Weak demand for LCD and other flat-panel display driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.

Our testing and assembly services for LCD and other flat-panel display driver semiconductors generated net revenue of NT$3,996 million, NT$2,805 million and NT$2,626 million (US$82 million) in 2007, 2008 and 2009, respectively. We invested NT$714 million, NT$157 million and NT$37 million (US$1 million) in 2007, 2008 and 2009, respectively, on equipment for tape carrier package, or TCP, chip-on-film, or COF and chip-on-glass, or COG, technologies, which are used in testing and assembly services for LCD and other flat-panel display driver semiconductors. Most of this equipment may not be used for technologies other than TCP, COF or COG. Our gross margin for testing and assembly services for LCD and other flat-panel display driver semiconductors was negative 21% in 2009 and negative 18% in 2008 primarily as a result of the weak demand for LCD and other flat-panel display products, which in turn decreased our capacity utilization rates and average selling prices. If demand for LCD and other flat-panel display products does not increase, our capacity utilization rates may not increase, resulting in our inability to generate sufficient revenue to cover the significant depreciation expenses for the equipment used in testing and assembling LCD and other flat-panel display driver semiconductors, and hereby further negatively affecting our profitability. See also “— Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected”.

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.

We have a significant level of debt and interest expense. As of December 31, 2009, we had approximately NT$13,378 million (US$419 million) and NT$4,738 million (US$148 million) in long- and short-term indebtedness, respectively, outstanding. Both the long- and short-term indebtedness amounts include capital lease obligations. Of our long-term debt, we had NT$11,239 million (US$352 million) of bank loans, with an interest rate between 1.065% and 4.69%; US$42 million of convertible notes with an interest rate of 3.375%, 8% or 10%; and capital lease obligations of NT$1,454 million (US$46 million), with an interest rate between 3.9567% to 3.9609%. In addition, ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary, holds US$19 million in aggregate principal amount of the convertible notes.

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

ChipMOS Bermuda and ChipMOS Taiwan were not able to meet their financial covenants under a US$75 million Facility Agreement dated July 18, 2008 (the “USD Facility Agreement”) among ChipMOS Bermuda and the banks named therein, and the related Guarantee Agreement dated July 18, 2008 (the “Guarantee Agreement”) among ChipMOS Taiwan, ChipMOS Bermuda and the banks named therein. In addition, ChipMOS Taiwan filed a bail-out application with the competent government authorities, and negotiated with its bank creditors for an extension of its debt repayment and other types of settlement and with its equipment lessor and the lessor’s creditor to restructure its leasing arrangement. ChipMOS Taiwan has obtained such extension or settlement whereby ChipMOS Taiwan has provided additional collaterals. ChipMOS Bermuda also negotiated with its bondholders to extend its debt repayments and other types of settlement, and has obtained such extension or settlement (the “Settlement Agreement”). ChipMOS Bermuda sent a waiver request to the lending banks in April 2009 with respect to the effect of the foregoing arrangements on the USD Facility Agreement and the Guarantee Agreement. In February 2010, the agent of the USD Facility Agreement and the Guarantee Agreement, Standard Chartered Bank (Hong Kong) Limited, confirmed to ChipMOS Bermuda that the majority lenders’ approved the waiver, subject to certain conditions and a waiver fee of 0.1% on the loan outstanding amount as of July 2, 2009.

On February 26, 2010, ChipMOS Bermuda and Siliconware Precision Industries Co., Ltd. (“Siliconware Precision”) entered into a Share Purchase Agreement, whereby ChipMOS Bermuda agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. ChipMOS Bermuda sought the lending banks’ approval to (1) reduce its share holding percentage in ChipMOS Taiwan, (2) repay the debts prior to maturity by March 2011 and (3) waive the break cost. As of the date of this Annual Report on Form 20-F, ChipMOS Bermuda has received approval from the lending banks for the aforementioned waiver request under the USD Facility Agreement. Upon the completion of the Share Purchase Agreement, together with ChipMOS Bermuda’s currently available funds, ChipMOS Bermuda may have sufficient funds to repay the debts under the USD Facility Agreement prior to the maturity date.

For additional information on our indebtedness, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

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

On January 5, 2006, our board established a special committee to evaluate the circumstances surrounding the indictment of Mr. Cheng. As of March 31, 2010, the special committee was comprised of two independent directors, Messrs. Yeong-Her Wang and Pierre Laflamme. The special committee engaged K&L Gates LLP (formerly Kirkpatrick & Lockhart Preston Gates Ellis LLP) as its independent international legal counsel, Baker & McKenzie as its independent ROC legal counsel, and Ernst & Young (formerly Diwan, Ernst & Young) as its financial advisor to assist in its investigation.

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

On October 1, 2007, the Taipei District Court found Mr. Shih-Jye Cheng not guilty, and on October 22, 2007, the prosecutor appealed the Taipei District Court decision at the Taiwan High Court. The Taiwan High Court held three pre-trial hearings in 2008, and three pre-trial hearings and three trial hearings in 2009. Due to the rotation of the judges in the meantime, a new bench was formed at the beginning of 2010 to try this case. As of March 31, 2010, no trial schedule has been set since the new bench took over this case.

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

We depend on a small group of customers for a substantial portion of our business. In 2009, our five largest customers, collectively accounted for 51% of our net revenue. As part of our strategy, we have been focusing on sales to key customers through long-term service agreements. Beginning in 2008, we also resumed a focus on our business with smaller customers and customers who do not place orders on a regular basis. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net revenue, even as we increase the volume of our business with smaller customers and customers who do not place orders on a regular basis. Any adverse development in our key customers’ operations, competitive position or customer base could materially reduce our net revenue and adversely affect our business and profitability.

ProMOS is an affiliate of Mosel, which, as of March 31, 2010, indirectly owned approximately 12.3% of our outstanding common shares. In March 2008, ProMOS defaulted on its payment obligations under the long-term service agreement. In November 2008, we entered into a revised subcontracting contract with ProMOS by requiring ProMOS to provide wafers with a value of 80% of the subcontracting fee as collateral. Effective March 2009, we started to request prepayments from ProMOS. In May 2009, a further revised subcontracting contract was entered into by and between us and ProMOS under which ProMOS provided us with wafer as a pledge for its payment obligations and Work-In-Process, or WIP and existing finished goods would serve as lien material. Part of ProMOS’ receivables had been recovered through sales of the pledged wafer and lien material back to ProMOS with a discount to market price, and the remaining outstanding accounts receivables have been secured by equipment mortgage under the same contract arrangement. See “Item 4. Information on the Company—Customers”.

In January 2009, Spansion has defaulted on its payment obligations under the long-term service agreement and we have subsequently terminated the long-term service agreement with Spansion on February 19, 2009. On March 1, 2009, Spansion has filed for a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On January 25, 2010, ChipMOS Taiwan entered into a Transfer of Claim Agreement to sell to Citigroup Financial Products Inc. (“Citigroup”) the general unsecured claim reflected in the proof of claim against Spansion filed by ChipMOS Taiwan in U.S. Bankruptcy Court. In February 2010, we received payment of approximately US$33 million from an escrow agent for the sale of accounts receivable for testing and assembly services provided to Spansion in the amount of approximately US$66 million to US$70 million, which was based on the Transfer of Claim Agreement. See “Item 4. Information on the Company— Customers”.

Since semiconductor companies generally rely on service providers with whom they have established relationships to meet their testing and assembly needs for their applications and new customers usually require us to pass a lengthy and rigorous qualification process, if we lose any of our key customers, we may not be able to replace them in a timely manner. We cannot assure you that receivable collection difficulties experienced by us will not occur in the future. If any of our key customers reduces or cancels its orders or terminates existing contractual arrangements, and if we are unable to attract new customers and establish new contractual arrangements with existing or new customers, our net revenue could be reduced and our business and results of operations may be materially adversely affected.

Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected.

Our operations are characterized by a high proportion of fixed costs. For memory and logic/mixed-signal semiconductor testing services, our fixed costs represented 75%, 79% and 88% of our total cost of revenue in 2007, 2008 and 2009, respectively. For memory and logic/mixed-signal semiconductor assembly services, our fixed costs represented 24%, 30% and 31% of our total cost of revenue in 2007, 2008 and 2009, respectively. For LCD and other flat-panel display driver semiconductor testing and assembly services, our fixed costs represented 54%, 57% and 56% of our total cost of revenue in 2007, 2008 and 2009, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our testing and assembly equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates can significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In the past, our capacity utilization rates have fluctuated significantly as a result of the fluctuations in the market demand for semiconductors. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected. In addition, we have entered into various long-term assembly and testing services agreements with certain of our customers that may require us to incur significant capital expenditures. If we are unable to achieve high capacity utilization rates for the equipment purchased pursuant to these agreements, our gross margins may be materially and adversely affected.

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

As our industry is highly cyclical and rapidly changing, our capital requirements are difficult to plan. To remain competitive, we may need capital to fund the expansion of our facilities as well as to fund our equipment purchases and research and development activities. To meet our liquidity, capital spending and other capital needs, we have taken and plan to take certain measures to generate additional working capital and to save cash. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

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

We are subject to the SEC’s reporting obligations, and beginning in our Annual Report on Form 20-F for the year ended December 31, 2006, we have been required by the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report of management on our internal control over financial reporting in our Annual Report on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. Beginning in fiscal year 2007, our independent public registered accounting firm has audited the effectiveness of our internal control over financial reporting. Although our management concluded that our internal controls are effective in this Annual Report on Form 20-F, and our independent public registered accounting firm has rendered its opinion that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria set forth in Internal Control – Integrated Framework issued by the Treadway Commission (COSO), our management may not conclude that our internal controls are effective in the future. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, it may decline to attest to our management’s assessment or may issue an adverse opinion in the future. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares.

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

We may not be successful in our acquisitions, investments, joint ventures and dispositions, and may therefore be unable to implement fully our business strategy.

As part of our growth strategy, we may make acquisitions and investments in companies and businesses, establish joint ventures or make dispositions of our interests. For example, on November 21, 2005, we merged Chantek into ChipMOS Taiwan, and on December 1, 2005, we merged ChipMOS Logic TECHNOLOGIES INC., or ChipMOS Logic, into ThaiLin Semiconductor Corp., or ThaiLin. In November 2004, we acquired certain testing and assembly equipment from First International Computer Testing and Assembly, or FICTA, as well as a 67.8% stake in First Semiconductor Technology Inc., which interest we transferred to First Semiconductor Technology Inc. in April 2005 for approximately US$2 million. In September 2007, we acquired all outstanding common shares of ChipMOS Taiwan through a share exchange transaction with ChipMOS Taiwan. In February 2010, we agreed to sell approximately 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The success of our acquisitions, investments, joint ventures and dispositions depends on a number of factors, including:

•	our ability to identify suitable investment, acquisition, joint venture or disposition opportunities;

•	our ability to reach an agreement for an acquisition, investment, joint venture or disposition opportunity on terms that are satisfactory to us or at all;

•	the extent to which we are able to exercise control over the acquired or joint venture company;

•	our ability to align the economic, business or other strategic objectives and goals of the acquired company with those of our company; and

•	our ability to successfully integrate the acquired or joint venture company or business with our company.

If we are unsuccessful in our acquisitions, investments, joint ventures and dispositions, we may not be able to implement fully our business strategy to maintain or grow our business.

We depend on key personnel, and our revenue could decrease and our costs could increase if we lose their services.

We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to hire a substantially greater number of skilled employees in connection with our expansion plans. In particular, we depend on a number of skilled employees in connection with our LCD and other flat-panel display driver semiconductor testing and assembly services, and the competition for such employees in Taiwan and Mainland China is intense. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance for any of our executive officers nor do we have employment contracts with any of our executive officers or employees, and, as a result, none of our executive officers or employees is bound by any non-competition agreement. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could affect our ability to provide our services, resulting in reduced net revenue and earnings. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract additional personnel. As of March 31, 2010, 11.4% of the workforce at our facilities are foreign workers employed by us under work permits that are subject to government regulations on renewal and other terms. Consequently, if the regulations in Taiwan relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost, we may be unable to maintain or increase our level of services and may suffer reduced net revenue and earnings.

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

Previously, ROC laws and regulations generally prohibited investment by ROC entities in Mainland China in most aspects of the semiconductor testing and assembly industry. In February 2010, these restrictions have been relaxed. ROC entities now may make investment in Mainland China in the semiconductor testing and assembly industry if they have obtained approval from the Investment Commission of the ROC Ministry of Economic Affairs, or the Investment Commission. The Investment Commission will undertake a special approval process if the investment amount exceeds US$50,000,000. “Investment” is defined for this purpose to mean:

•	establishing a new company or enterprise in Mainland China;

•	increasing one’s equity interest in an existing company or enterprise in Mainland China;

•

acquiring shares in an existing company or enterprise in Mainland China (other than shares of publicly traded companies, acquisition of which is prohibited under current policy of the Investment Commission); or

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

In addition, under current applicable ROC regulations, if a company incorporated in the ROC has directly or indirectly invested in a company incorporated outside of the ROC and has controlling power over the management and operations of such non-ROC company, any investment by such non-ROC company in the PRC will constitute an investment by the controlling ROC company that is subject to ROC laws and regulations. As a result, for the purposes of these regulations, any investment (within the meaning of the ROC laws governing investments in Mainland China) by ChipMOS Bermuda in ChipMOS Shanghai may be deemed to be an investment in Mainland China by Mosel and/or Siliconware Precision, if Mosel and/or Siliconware Precision is determined to have controlling power over our management and operations. While the regulations do not define what constitutes “controlling power over management and operations”, we understand from our ROC special counsel, Lee and Li, that, due to Mosel’s and/or Siliconware Precision’s equity interest in us and representatives on our board of directors, any conversion of the convertible notes or demand notes into shares of Modern Mind or other acquisition of shares of Modern Mind or ChipMOS Shanghai by ChipMOS Bermuda may be deemed an investment in Mainland China by Mosel and/or Siliconware Precision and require approval of the Investment Commission, and be subject to the prohibitions described in the first paragraph of this risk factor analysis. As a result, so long as Mosel and/or Siliconware Precision is deemed to have controlling power over ChipMOS Bermuda’s management and operations, ChipMOS Bermuda may have to choose not to convert its convertible notes or demand notes into common shares of Modern Mind in order to avoid any violations by Mosel and/or Siliconware Precision under these regulations. As a result, any significant ownership of our common shares by Mosel and/or Siliconware Precision could materially and adversely restrict our ability and flexibility in structuring our investment in Mainland China and thereby affect our business prospects.

If Mosel or Siliconware Precision was found to be in violation of the applicable ROC laws and regulations governing investments in Mainland China, Mosel or Siliconware Precision may be ordered by the Investment Commission to cease such investment activities in Mainland China within a specified period of time and may be subject to a fine of between NT$50,000 and NT$25,000,000. In such case, Mosel or Siliconware Precision may comply with the order of the Investment Commission either by causing us to terminate our investment activities in Mainland China or by taking actions that will cause Mosel or Siliconware Precision to cease having controlling power over our management and operations. If Mosel or Siliconware Precision fails to comply with the order of the Investment Commission, the ROC government can impose on the chairman of Mosel or Siliconware Precision up to two years’ imprisonment, a fine of up to NT$25 million, or both. We cannot provide any assurance that any actions taken by Mosel or Siliconware Precision in response to any orders by the Investment Commission will be in the best interest of our other shareholders. Any termination or disposal of ChipMOS Shanghai’s operations in Mainland China could have a material adverse effect on our financial condition, results of operations or prospects, as well as the market price of our common shares.

ROC laws and regulations limit or prohibit certain technology cooperation between ROC persons or entities with PRC persons or entities, and our current technology transfer arrangements between ChipMOS Bermuda and ChipMOS Shanghai may be found to be in violation of any such limitation or prohibition, which may result in the termination of such technology transfer arrangements and therefore have a material adverse effect on the operations of ChipMOS Shanghai and our financial condition and results of operations.

ROC laws and regulations previously prohibited any transfer of semiconductor testing and assembly technologies to any person or entity located in Mainland China, except for transfers involving certain low-end semiconductor testing and assembly technologies, such as conventional wire bond assembly technology, if certain requirements are met. The ROC Ministry of Economic Affairs has the ultimate administrative authority in interpreting such laws and regulations. In February 2010, these restrictions have been relaxed, so that ROC entities may transfer semiconductor testing and assembly technologies to any person or entity located in Mainland China after they have obtained approval from the Investment Commission. Under a technology transfer agreement, dated August 1, 2002, ChipMOS Bermuda licensed to ChipMOS Shanghai certain testing and assembly-related technologies that were then controlled by ChipMOS Bermuda, which included technologies that were licensed to ChipMOS Bermuda by ChipMOS Taiwan. ChipMOS Bermuda also provided ChipMOS Taiwan with technical support and consulting services under this agreement. On April 7, 2004, ChipMOS Bermuda entered into an assignment agreement with ChipMOS Taiwan, pursuant to which ChipMOS Taiwan transferred all of the technologies it owned as of that date to ChipMOS Bermuda, including those previously licensed to ChipMOS Bermuda. On April 12, 2007, ChipMOS Bermuda entered into an assignment agreement with ChipMOS Taiwan, pursuant to which ChipMOS Taiwan assigned and transferred fifty percent of the title to ownership of and interest in all of the technologies and intellectual property it owned as of that date to ChipMOS Bermuda. ChipMOS Bermuda will continue to license such technologies to ChipMOS Shanghai pursuant to the above mentioned technology transfer agreement dated August 1, 2002.

In the opinion of Lee and Li, our ROC special counsel, our technology transfer arrangements as described above are in compliance with all applicable ROC laws and regulations. However, substantial uncertainties remain regarding the interpretation and application of those laws and regulations. Accordingly, we cannot assure you that ROC regulatory authorities will not take a view contrary to the opinion of our ROC special counsel. If ChipMOS Taiwan were determined to be in violation of applicable ROC laws and regulations governing technology cooperation with PRC persons and entities, ChipMOS Taiwan may be ordered by the Investment Commission to terminate such activity within a specified period of time and may be subject to a fine of between NT$50 thousand and NT$25 million. In addition, if ChipMOS Taiwan does not comply with the order of the Investment Commission, the ROC government can impose on the chairman of ChipMOS Taiwan up to two years’ imprisonment, a fine of up to NT$25 million, or both. Any termination of our current technology transfer to ChipMOS Shanghai could materially adversely affect our Mainland China operations and our financial condition, results of operations or prospects, as well as the market price of our common shares.

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

Certain of our operations are conducted through companies that we do not fully own. For example, certain current consolidated operations are conducted through ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary as of March 31, 2010, and ChipMOS Shanghai, in which we exercise control without holding any direct or indirect equity interest. We also conduct other activities through our affiliated entities.

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

An outbreak of a contagious disease such as avian influenza, Severe Acute Respiratory Syndrome (SARS), or more recently, the New Influenza A (H1N1) or more commonly known as the “swine flu,” for which there is inadequate treatment or no known cure or vaccine, may potentially result in a quarantine of infected employees and related persons, and adversely affect our operations at one or more of our facilities or the operations of our customers or suppliers. We cannot predict the impact that any future outbreak of these or other diseases could have on our business and results of operations.

We face substantial political risk associated with doing business in Taiwan, particularly due to recent domestic political events and the strained relations between the Republic of China and the People’s Republic of China, that could negatively affect our business and the market price of our common shares.

Our principal executive offices and most of our testing and assembly facilities are located in Taiwan. As a result, our business, financial condition and results of operations and the market price of our common shares may be affected by changes in ROC governmental policies, as well as social instability and diplomatic and social developments in or affecting Taiwan which are beyond our control. For example, the ROC has a unique international political status. The PRC government regards Taiwan as a renegade province and does not recognize the legitimacy of the ROC. Although significant economic and cultural relations have been strengthened in recent years between the ROC and the PRC, relations have often been strained. In March 2005, the PRC government enacted the “Anti-Secession Law” codifying its policy of retaining the right to use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by the ROC to accept the PRC’s stated “One China” policy. Past developments related to the interaction between the ROC and the PRC have on occasion depressed the market prices of the securities of Taiwanese or Taiwan-related companies, including our own. Relations between the ROC and the PRC and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common shares.

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

In January and February 2008, certain parts of Mainland China, particularly in the southern, central and eastern regions, experienced reportedly the most severe winter weather in the country in recent decades, which resulted in significant and extensive damages to factories, power lines, homes, automobiles, crops and other properties, blackouts, transportation and communications disruptions and other losses in the affected areas. In addition, in May 2008, certain semiconductor companies with facilities in eastern Mainland China experienced production disruption reportedly due to power stoppages caused by the failure of certain electricity supply system in the area where the plants are located. We cannot assure you that our facilities in the Shanghai Qingpu Industrial Zone will not be adversely affected by future snowstorms, power shortages, earthquakes or other similar events.

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

We are a holding company, and our most significant asset is our majority ownership interest in ChipMOS Taiwan. Although we control ChipMOS Shanghai through Modern Mind, we do not hold any equity interest in these entities due to ROC regulatory restrictions on investments in Mainland China. As long as we do not hold any equity interest in these entities, we are not entitled to any dividends distributed by these entities and our contractual arrangements may not effectively prevent these entities from declaring any dividends to their shareholders. Dividends we receive from our subsidiaries, if any, will be subject to taxation.

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

Siliconware Precision and Mosel directly and indirectly owned approximately 13.3% and 12.3% of our common shares as of March 31, 2010, respectively. As the two largest shareholders that own more than 10% of our common shares respectively, Siliconware Precision and Mosel have significant influence over all matters submitted to our shareholders for approval and other corporate actions, such as:

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

As ChipMOS Taiwan is not a listed company, it generally depends on its shareholders, ChipMOS Bermuda and Siliconware Precision, to meet its equity financing requirements. Any capital contribution by us to ChipMOS Taiwan may require the approval of the relevant ROC authorities. For example, any capital contribution by us to ChipMOS Taiwan will require the approval of the authorities of the Science Park Administration. We may not be able to obtain any such approval in the future in a timely manner, or at all. If ChipMOS Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially adversely affected.

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

Sales of substantial amounts of shares in the public market, the perception that future sales may occur, or the pledge of a substantial portion of our common shares could depress the prevailing market price of our shares. As of March 31, 2010, we had approximately 91 million shares outstanding, including approximately 55 million shares of which are freely tradable within the United States without restriction or further registration under the Securities Act. Siliconware Precision, Mosel, ThaiLin and DLS Capital Management, LLC, our four largest shareholders, owned 12,174,998, 11,194,644, 6,493,998 and 5,229,367 common shares as of March 31, 2010, respectively, representing in the aggregate of approximately 38.4% of our outstanding common shares. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”. As of March 31, 2010, we had US$2 million in aggregate principal amount of the 2006 Notes outstanding and US$35 million in aggregate principal amount of the 2009 Notes outstanding (including US$19 million in aggregate principal amount held by ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary), and US$5 million in aggregate principal amount of the 2010 Notes outstanding. The 2006 Notes are convertible into our common shares at the conversion price of US$6.85 per share, and US$14 million in aggregate principal amount of the 2009 Notes, US$21 million in aggregate principal amount of the 2009 Notes and US$5 million in aggregate principal amount of the 2010 Notes are convertible into our common shares at the conversion price of US$1.50 per share, US$1.25 per share and US$1.25 per share, respectively, in each case the conversion price may be subject to certain adjustments.

Mosel in the past decided to sell a significant portion of our common shares in order to raise funds. In June 2006, Mosel sold 6,956,522 common shares through its wholly-owned subsidiary, Giant Haven, under a shelf registration statement which has since expired. In addition, in March 2007, we issued 12,174,998 common shares pursuant to a share purchase and subscription agreement with ChipMOS Taiwan and Siliconware Precision, and we entered into a registration rights agreement in March 2007 with Siliconware Precision, pursuant to which we granted to Siliconware Precision certain rights to require us to register these common shares for sale under the Securities Act. In July 2007, Mosel sold 8,121,266 common shares through Giant Haven to ProMOS and Powertech Technology, and we then granted Giant Haven, ProMOS and Powertech Technology certain rights to require us to register these common shares for sale under the Securities Act. For a shareholder that is not our affiliate these shares may be resold pursuant to Rule 144 after lapse of the applicable holding period. In 2008, ProMOS failed to meet its payment obligations to ThaiLin. Subsequently in March 2009, ThaiLin acquired 4,060,633 common shares from ProMOS pursuant to its enforcement of the collateral under a Stock Pledge Agreement between ThaiLin and ProMOS dated December 3, 2008. Furthermore, each of Siliconware Precision, Mosel and ThaiLin may be able to sell, in any three-month period, that number of those ChipMOS common shares that each of Siliconware Precision, Mosel and ThaiLin owns, as the case may be, up to the greater of (i) one percent of our outstanding common shares or (ii) the average weekly trading volume of our common shares as reported on the NASDAQ Capital Market during the four calendar weeks prior to filing a notice under Rule 144(h) for any such sales pursuant to Rule 144(e) under the Securities Act.

On September 14, 2007, ChipMOS Bermuda issued 604,124 common shares pursuant to a share exchange transaction with ChipMOS Taiwan, under which ChipMOS Bermuda exchanged one common share for every 8.4 ChipMOS Taiwan shares then outstanding. Following the completion of the share exchange transaction, ChipMOS Taiwan became our wholly-owned subsidiary. In February 2010, we agreed to sell approximately 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. Upon completion of that share purchase transaction by March 2011, we will own approximately 84.2% of ChipMOS Taiwan’s outstanding shares. We plan to issue, from time to time, additional shares in connection with employee compensation and to finance possible future capital expenditures, investments or acquisitions. See “Item 6. Directors, Senior Management and Employees—Share Option Plan and Share Appreciation Rights Plan” for a discussion of the Share Option Plan that we have adopted for the benefit of all of our directors, officers, employees and consultants. The issuance of additional shares may have a dilutive effect on other shareholders and may cause the price of our common shares to decrease.

In addition, the indictment relating to Mr. Hung-Chiu Hu alleges that embezzled funds were used in investments by PacMOS, which, as of March 31, 2010, owned 3.5% of our outstanding common shares. As a result, PacMOS may be ordered by relevant authorities to dispose of its investments made with any embezzled funds, which may result in a sale of our shares by PacMOS. A sale of a significant number of our shares by PacMOS or our other current shareholders could depress our share price.

Our outstanding convertible notes will likely dilute the ownership interest of existing shareholders.

As of March 31, 2010, we had approximately US$42 million of convertible notes outstanding. US$40 million in aggregate principal amount of the notes are “PIK notes,” or payment in kind notes, that allow us to pay interest in cash or our common shares, or a combination thereof. These PIK notes have a maturity date in 2014 and 2015, with an interest rate of 8% or 10%, and a conversion price of either US$1.25 or US$1.50 per share, subject to anti-dilution adjustments upon the occurrence of certain events. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Convertible Notes” for more detailed description of our outstanding convertible notes.

Generally, the conversion of convertible notes will dilute the ownership interest of existing shareholders and could adversely affect the market price of our common shares. Even if convertible notes are not converted, their existence may encourage the short selling of the common shares by the holders of the convertible notes as well as other market participants, depressing the price of our common shares.

The PIK notes that we have issued present a dilution risk. When we elect to pay interest in our common shares, as we have done previously in respect of our PIK notes, the number of common shares that we issue is determined on the basis of the prevailing market price of our common shares. If our share price decreases, we will have to issue a greater number of common shares to pay the interest due on our PIK notes, which in turn could further depress the price of our common shares. In addition, the terms of our PIK notes require us to pay an additional amount upon conversion equal to a “make-whole amount” relating to the principal amount of the notes being converted. The make-whole amount is the amount of interest that would have accrued from the applicable conversion date, change of control repurchase date or redemption date, as the case may be, until the stated maturity, discounted to present value using the published yield on U.S. treasury notes plus 50 basis points; provided that the additional 50 basis points is not added if the applicable treasury note rate is greater than two percent (2%). As with interest payments under the PIK notes, the make-whole amount is payable in cash or common shares or a combination thereof. Given the difference between the high rate of interest payable on our PIK notes and the existing low yield of U.S. treasuries, the make-whole amount payable in PIK notes, if converted at this time would be significant, and if we paid such make-whole amount using our common shares, this would significantly dilute the ownership interest of existing shareholders and could adversely affect the market price of our common shares.

The issuance by us of additional convertible notes, and in particular, PIK notes, could further dilute the ownership interest of existing shareholders.

If the trading price of our common shares declines, we may face a limited public market for our common shares and reduced availability of future debt or equity financing.

Companies listed on the NASDAQ Stock Market (“NASDAQ”) are subject to delisting for, among other things, failure to maintain a minimum closing bid price of $1.00 per share for 30 consecutive business days. Though we are in compliance with the NASDAQ Listing Rules as of the date of this filing, we were not in compliance with the minimum bid price requirement from September 15, 2009 until May 5, 2010, when we regained compliance. During this time, we applied for, and NASDAQ approved, the transfer of our listing from NASDAQ Global Select Market to NASDAQ Capital Market. If the bid price of our common stock falls below $1.00 per share for 30 consecutive business days again in the future, we may be subject to delisting. If our common shares are delisted from the NASDAQ Capital Market, our common shares would likely trade in the over-the-counter market, which could make selling our common shares more difficult. Smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our common shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our common shares. These factors could limit our common shares’ liquidity and result in lower prices and larger spreads in the bid and ask prices for our common shares.

Future declines in our share price could also significantly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase ownership dilution to shareholders caused by our issuing equity in financing or other transactions. A general permission under the Exchange Control Act 1972 and the Exchange Control Regulation 1973 (and other relevant legislations and regulations) has been given by the Bermuda Monetary Authority (the “BMA”) for the issue and transfer of our common shares, notes and other securities to and between non-residents of Bermuda for exchange control purposes, provided that our common shares remain listed on an appointed stock exchange (which includes listing on the NASDAQ Capital Market). There can be no assurance that the BMA will give the same or a similar consent in the event our common shares are no longer listed on the NASDAQ Capital Market or another appointed stock exchange. In the absence of such a general consent, specific consents of the BMA would be required for all issues and transfers of our shares, notes and other securities, unless such issues and/or transfers fall under certain exemptions as provided by the BMA.

Item 4.	Information on the Company

Overview of the Company

We believe that we are one of the leading independent providers of semiconductor testing and assembly services. Specifically, we believe that we are one of the leading independent providers of testing and assembly services for LCD and other flat-panel display driver semiconductors in Taiwan and for advanced memory and logic/mixed-signal products in Taiwan and Mainland China. The depth of our engineering expertise and the breadth of our testing and assembly technologies enable us to provide our customers with advanced and comprehensive testing and assembly services. In addition, our geographic presence in Taiwan and Mainland China is attractive to customers wishing to take advantage of the logistical and cost efficiencies stemming from our close proximity to foundries and producers of consumer electronic products in Taiwan and Mainland China. Our production facilities are located in Hsinchu and Tainan, Taiwan and Shanghai, Mainland China.

Our Structure and History

We are a holding company, incorporated in August 2000 under the Companies Act 1981 of Bermuda (as amended) (the “Bermuda Companies Act”), under the name “ChipMOS TECHNOLOGIES (Bermuda) LTD.” Our principal place of business is located at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China and our phone number is (886) 3 563 3988. We provide most of our services in Taiwan through our subsidiary, ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan, in which we hold a majority ownership interest, and its subsidiaries and investees. We also provide services in Mainland China through ChipMOS TECHNOLOGIES (Shanghai) LTD., or ChipMOS Shanghai, a wholly-owned subsidiary of MODERN MIND TECHNOLOGY LIMITED, or Modern Mind, which is one of our controlled consolidated subsidiaries. As of March 31, 2010, Siliconware Precision Industries Co., Ltd., or Siliconware Precision, owned approximately 13.3% of our common shares, and Mosel Vitelic Inc., or Mosel, indirectly owned approximately 12.3% of our common shares.

The following chart illustrates our corporate structure and our equity interest in each of our principal subsidiaries and affiliates as of March 31, 2010.(1)

(1)	Under ROC Financial Accounting Standards and the regulations of the Taiwan Securities and Futures Bureau, we are required to consolidate the financial results of any subsidiaries in which we hold a controlling interest or voting interest in excess of 50%. From 2005, we consolidated the financial results of ChipMOS Taiwan, ChipMOS Japan (which was liquidated in October 2009), ChipMOS USA, ChipMOS TECHNOLOGIES (H.K.) Limited, or ChipMOS Hong Kong, Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai, ChipMOS Logic (which was merged into ThaiLin in December 2005), Chantek (which was merged into ChipMOS Taiwan in November 2005) and First Semiconductor Technology, Inc. (in which ChipMOS Taiwan acquired a 67.8% equity interest on November 1, 2004 and transferred back this interest to First Semiconductor Technology, Inc. on April 29, 2005).
(2)	As of March 31, 2010, 3,899,999 shares of ChipMOS Hong Kong were issued to us and one share was issued to Shih-Jye Cheng, our chairman and chief executive officer, representing 100% of the then issued share capital of ChipMOS Hong Kong. Shih-Jye Cheng holds the one share issued to him as trustee for and on behalf of our company.
(3)	On March 27, 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed to 12,174,998 of our newly issued common shares through a private placement. Following such transaction, on September 14, 2007, we completed a share exchange transaction with ChipMOS Taiwan pursuant to which we exchanged one common share for every 8.4 ChipMOS Taiwan shares. Following the completion of the share exchange transaction, ChipMOS Taiwan became our wholly-owned subsidiary. In February 2010, we agreed to sell approximately 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. Upon completion of that share purchase transaction by March 2011, we will own approximately 84.2% of ChipMOS Taiwan’s outstanding shares.
(4)	We control Modern Mind through our ownership of a convertible note issued by Modern Mind that may be converted into a controlling equity interest in Modern Mind. We do not currently own any equity interest in Modern Mind. ChipMOS Shanghai is a wholly-owned subsidiary of Modern Mind.

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

On September 14, 2007, we completed a share exchange transaction with ChipMOS Taiwan pursuant to which we exchanged one common share for every 8.4 ChipMOS Taiwan shares. In connection with the share exchange transaction, ChipMOS Bermuda and ChipMOS Taiwan paid in the aggregate NT$53 million in cash to purchase fractional shares and shares held by dissenting shareholders, and ChipMOS Bermuda issued 604,124 new common shares. Following the completion of the share exchange transaction, ChipMOS Taiwan became our wholly-owned subsidiary. In February 2010, we agreed to sell approximately 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. Upon completion of that share purchase transaction by March 2011, we will own approximately 84.2% of ChipMOS Taiwan’s outstanding shares.

ChipMOS TECHNOLOGIES (H.K.) Limited ChipMOS Hong Kong (formerly ChipMOS Far East Limited) was incorporated in Hong Kong in November 2002. It is engaged in semiconductor testing and assembly services and trading of spare parts and tools. Effective May 31, 2005, the name of ChipMOS Far East Limited was changed to ChipMOS TECHNOLOGIES (H.K.) Limited. As of March 31, 2010, we held 100% of the outstanding common shares of ChipMOS Hong Kong.

MODERN MIND TECHNOLOGY LIMITED and ChipMOS TECHNOLOGIES (Shanghai) LTD. Modern Mind was incorporated in the British Virgin Islands in January 2002. Modern Mind conducts its operations through ChipMOS Shanghai, a wholly-owned subsidiary incorporated in Mainland China in June 2002. ChipMOS Shanghai is engaged in wafer testing and semiconductor assembly and testing. We acquired a 100% equity interest in Modern Mind on December 12, 2002, and then transferred it to Jesper Limited on December 31, 2002. In 2003, we acquired from Jesper Limited a convertible note in the amount of US$37.5 million issued by Modern Mind that may be converted into a controlling equity interest in Modern Mind at a conversion rate of one ordinary share of Modern Mind for every US$1.00 if the repayment is not made when due. In 2004, we restructured our control of ChipMOS Shanghai and our Mainland China operations. On July 29, 2004, we replaced the US$37.5 million convertible note previously issued by Modern Mind in its entirety with a US$62.8 million demand note issued by Modern Mind, with the difference representing a US$25 million loan that we extended to Modern Mind from the net proceeds of our July 2004 offering of common shares. In addition, we extended a loan in the aggregate amount of US$50 million to Modern Mind from the net proceeds of our November 2004 convertible debt offering in exchange for demand notes issued by Modern Mind in the same aggregate amount. As of March 31, 2010, the aggregate amount of total loans we extended to Modern Mind was US$130.3 million. The demand notes are convertible at any time into common shares representing, immediately after the conversion, almost 100% of the then outstanding common shares of Modern Mind at a conversion rate of US$1.00 for each common share of Modern Mind. Payment under the demand notes are fully and unconditionally guaranteed by Jesper Limited and secured by a pledge agreement in respect of the entire equity interest in Modern Mind and ChipMOS Shanghai. We have obtained from Jesper Limited an irrevocable option to acquire at any time the common shares of Modern Mind then owned by Jesper Limited.

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

On March 4, 2008, ChipMOS Taiwan made a loan in an amount of NT$145 million that bears interest at a rate of 4.69% per annum to Taiwan Kolin Co. Ltd., or Kolin, a major shareholder of ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary. NT$15 million of this loan was repaid in 2008. The loan is secured by a pledge by Kolin of 11 million common shares of ThaiLin. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—ThaiLin Semiconductor Corp.”

As of March 31, 2010, ChipMOS Taiwan held (excluding the ThaiLin common shares pledged to us in connection with the loan to Kolin) a 42.9% interest in ThaiLin. Mr. Shih-Jye Cheng, our chairman and chief executive officer and the director and chairman of ChipMOS Taiwan, is also a director and the chairman of ThaiLin. In addition, six of the nine directors of ThaiLin are appointed by ChipMOS Taiwan.

As of March 31, 2010, ThaiLin held 6,493,998 of our outstanding shares, corresponding to 7.1% of all of our outstanding shares. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions—ThaiLin Semiconductor Corp.”

CHANTEK ELECTRONIC CO., LTD. Chantek was incorporated in Taiwan in May 1989 and was listed on the GreTai Securities Market in Taiwan until November 16, 2005. It provided semiconductor assembly services for low-density volatile and non-volatile memory semiconductors, consumer semiconductors and microcontroller semiconductors. ChipMOS Taiwan acquired its ownership interest in Chantek in September 2002.

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

Industry Background

We provide a broad range of back-end testing services, including engineering testing, wafer probing and final testing of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe-based and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. In addition, we provide gold bumping, testing and assembly services for LCD and other flat-panel display driver semiconductors by employing TCP, COF and COG technologies.

Semiconductors tested and assembled by us are used in personal computers, graphics applications, such as game consoles and personal digital assistants, or PDAs, communications equipment, such as cellular handsets, and consumer electronic products and display applications, such as flat-panel displays. In 2009, 42.5% of our net revenue was derived from testing services for memory and logic/mixed-signal semiconductors, 35.9% from assembly services for memory and logic/mixed-signal semiconductors, and 21.6% from LCD and other flat-panel display driver semiconductor testing and assembly services.

Semiconductor Industry Trends

Growth in the semiconductor industry is largely driven by end-user demand for consumer electronics, communications equipment and computers, for which semiconductors are critical components. Highly cyclical, the worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn at the end of 2000 that was followed by a modest recovery in late 2002. Beginning in the fourth quarter of 2008, the semiconductor industry commenced another downturn that increased in unprecedented severity into the first quarter of 2009. The overall semiconductor industry commenced to recover from the downturn in the second quarter of 2009 and the positive recovery trend continues in 2010.

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

Memory Semiconductor Market

The potential for memory market growth is linked to anticipated memory content increases in consumer electronics and PC applications (after such time as a recovery occurs in end-user demand for these) due to increasing operating system requirements, increasing use of graphics in gaming and other applications, continued growth of broadband content and a transition to 64-bit PC architecture. The memory market is dominated by two segments—DRAM and flash memory. Potential growth in the DRAM market is expected to be driven by continued growth in both the commodity and niche DRAM market, as well as growth opportunities in mobile DRAM as memory requirements significantly increase for mobile applications. Flash memory market potential growth is expected to be driven by increasing memory requirements for cellular handsets, digital cameras, digital audio /video, and other mobile applications.

LCD and Other Flat-Panel Display Driver Semiconductor Market

Flat-panel displays are used in applications such as PC monitors, notebook computers, television sets, cellular handsets and digital cameras. The end-user demand for LCD and other flat-panel display driver semiconductor experienced a downturn in 2007 and 2008. The LCD driver market started to recover in the second quarter of 2009 and the positive recovery trend continues in 2010.

Logic/Mixed-Signal Semiconductor Market

The communications market is one of the main drivers of potential growth in the semiconductor industry. Logic/mixed-signal semiconductors, which are chips with analog functionality covering more than half of the chip area, are largely used in the communications market. The increasing use of digital technology in communications equipment requires chips with both digital and analog functionality for applications such as modems, network routers, switches, cable set-top boxes and cellular handsets. As the size and cost of cellular handsets and other communications-related devices have decreased, components have increased in complexity. Logic/mixed-signal semiconductors, such as LCD controllers and DVD controllers, are also used in consumer electronic products.

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

Our Strategy

Our goal is to reinforce our position as a leading independent provider of semiconductor testing and assembly services, concentrating principally on memory, logic/mixed-signal and LCD and other flat-panel display driver semiconductors. The principal components of our business strategy are set forth below.

Focus on Providing Our Services to Potential Growth Segments of the Semiconductor Industry.

We intend to continue our focus on developing and providing advanced testing and assembly services for potential growth segments of the semiconductor industry, such as memory, logic/mixed-signal and LCD and other flat-panel display driver semiconductors. In 2009, our revenue from testing and assembly of semiconductors for these segments accounted for all of our net revenue. We believe that our investments in equipment and research and development in some of these areas allow us to offer a differentiated service from our competition. In order to benefit from the expected resumption of growth in these segments, we intend to continue to invest in capacity to meet the testing and assembly requirements of these key semiconductor market segments.

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

In 2009, we spent approximately 3.1% of our net revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of March 31, 2010, our research and development team comprised 263 persons.

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

Through ChipMOS Taiwan, ThaiLin and ChipMOS Shanghai, we are able to offer vertically integrated services for a broad range of products, including memory, logic/mixed-signal and LCD and other flat-panel display driver semiconductors. We believe that these affiliations, which offer complementary technologies, products and services as well as additional capacity, will continue to enhance our own development and expansion efforts into new and potential growth markets. We intend to establish new alliances with leading companies and, if suitable opportunities arise, engage in merger and acquisition activities that will further expand the services we can provide.

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

Recent global market and economic conditions have been unprecedented and challenging with tight credit conditions and recession in most major economies continuing into 2010. Beginning in 2008, we also resumed our focus on our business with smaller customers or customers who do not place orders on a regular basis. We believe that the dual focused strategy would assist us to be better prepared for the current economic volatility and ensure maximum utilization rate of our capacity and help us to develop closer relationships with all types of our customers.

Principal Products and Services

The following table presents, for the periods shown, revenue by service segment as a percentage of our net revenue.

	Year ended December 31,
	2007	2008	2009
Testing

Memory testing revenue	46.1%	48.4%	38.2%

Logic/mixed-signal testing revenue	2.7	3.3	4.3

Total testing revenue	48.8	51.7	42.5

Assembly

Memory assembly revenue	32.1	27.0	27.5

Logic/mixed-signal assembly revenue	2.2	4.8	8.4

Total assembly revenue	34.3	31.8	35.9

LCD and other flat-panel display driver semiconductor testing and assembly revenue	16.9	16.5	21.6

Total net revenue	100.0%	100.0%	100.0%

Memory and Logic/Mixed-Signal Semiconductors

Testing

We provide testing services for memory and logic/mixed-signal semiconductors:

Memory. We provide testing services for a variety of memory semiconductors, such as SRAM, DRAM and flash memory. To speed up the time-consuming process of memory product testing, we provide multi-site testing, which can test up to 512 devices simultaneously. The memory semiconductors we test are used primarily in desktop computers, notebook computers and handheld consumer electronic devices and wireless communication devices.

Logic/Mixed-Signal. We conduct tests on a wide variety of logic/mixed-signal semiconductors, with lead counts ranging from the single digits to over 1024 and operating frequencies of up to 600 MHz. The semiconductors we test include those used for networking and wireless communications, data communications, graphics and disk controllers for home entertainment and personal computer applications. We also test a variety of application specific integrated circuits, or ASICs, for applications such as cellular handsets, digital still cameras and personal digital assistants.

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

Package	Lead-count	Description	End-User Applications
Plastic Leaded Chip Carrier (PLCC)	32-44	Package with leads on four sides used in consumer electronics products in which the size of the package is not vital	Copiers, printers, scanners, personal computers, electronic games, monitors

Plastic Dual-in-line Package (PDIP)	16-56	Package with insertion leads on longer sides used in consumer electronics products	Electronic games, monitors, copiers, printers, audio and video products, personal computers

Thin Small Outline Package I (TSOP I)	28-56	Designed for high volume production of low lead-count memory devices, including flash memory, SRAM and MROM	Notebook computers, personal computers, still and video cameras and standard connections for peripherals for computers

Thin Small Outline Package II (TSOP II)	24-86	Designed for memory devices, including flash memory, SRAM, SDRAM and DDR DRAM	Disk drives, recordable optical disk drives, audio and video products, consumer electronics, communication products

Quad Flat Package (QFP)	44-208	Flat structure with 4-sided peripheral leads designed for SRAM, graphic processors, personal computer chipsets and mixed-signal devices	Wireless communication products, notebook computers, personal computers, consumer electronics

Quad Flat No Lead (QFN)	8-132	Thermal enhanced quad flat no lead package providing small footprint (chip scale), light weight with good thermal and electrical performance	Wireless communication products, notebook computers, PDAs, consumer electronics

Low-Profile Quad Flat Package (LQFP)	48-128	Low-profile and light weight package designed for ASICs, digital signal processors, microprocessors/controllers, graphics processors, gate arrays, SSRAM, SDRAM, personal computer chipsets and mixed-signal devices	Wireless communication products, notebook computers, digital cameras, cordless/radio frequency devices

Thin Quad Flat Package (TQFP)	44-128	Designed for lightweight portable electronics requiring broad performance characteristics and mixed-signal devices	Notebook computers, personal computers, disk drives, office equipment, audio and video products and wireless communication products

Small Outline Package (SOP)	8	Designed for low lead-count memory and logic semiconductors, including SRAM and micro-controller units	Personal computers, consumer electronics, audio and video products, communication products

Multi-Chip Package (TSOP with organic substrate)	24-86	Our patented design for memory devices, including SRAM, DRAM and SDRAM	Notebook computers, personal computers, disk drives, audio and video products, consumer products, communication products

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

•	smaller size;

•	smaller footprint on a printed circuit board;

•	better electrical signal integrity; and

•	easier attachment to a printed circuit board.

The following diagram presents the basic component parts of a fine-pitch BGA package:

The following table presents the ball-count, description and end-user applications of organic substrate-based packages we currently assemble:

Package	Connections	Description	End-User Applications
Mini BGA	36-361	Low-cost and space-saving assembly designed for low input/output count, suitable for semiconductors that require a smaller package size than standard BGA	Memory, analog, flash memory, ASICs, radio frequency devices, personal digital assistants, cellular handsets, communication products, notebook computers, wireless systems

Fine-Pitch BGA	54-84	Our patented design for DRAM products that require high performance and chip scale package (CSP)	Notebook computers, cellular handsets, global positioning systems, personal digital assistants, wireless systems

Very Thin Fine-Pitch BGA	48-176	Similar structure of Mini BGA package with thinner and finer ball pitch that is designed for use in a wide variety of applications requiring small size, high reliability and low unit cost	Handheld devices, notebook computers, disk drives, wireless and mobile communication products

Land Grid Array (LGA)	44-52	Thinner and lighter assembly designed essential to standard BGA without solder balls, suitable for applications that require high electrical performance	Disk drives, memory controllers, wireless, mobile communication products

Multi-Chip BGA	48-137	Designed for assembly of two or more memory chips (to increase memory density) or combinations of memory and logic chips in one BGA package	Notebook computers, digital cameras, personal digital assistants, global positioning systems, sub-notebooks, board processors, wireless systems

Stacked-Chip BGA	48-137	Designed for assembly of two or more memory chips or logic and memory chips in one CSP, reducing the space required for memory chips	Cellular handsets, digital cameras, personal digital assistants, wireless systems, notebook computers, global positioning systems

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

Customers

We believe that the following factors have been, and will continue to be, important factors in attracting and retaining customers:

•	our advanced testing and assembly technologies;

•	our strong capabilities in testing and assembling LCD and other flat-panel display driver semiconductors;

•	our focus on high-density memory products and logic/mixed-signal communications products; and

•	our reputation for high quality and reliable customer-focused services.

The number of our customers as of March 31, in each of 2008, 2009 and 2010, respectively, was 90, 90 and 100. Our top 15 customers in terms of revenue in 2009 were (in alphabetical order):

Elite Semiconductor Memory Technology Inc.

Etron Technology, Inc.

Himax Technologies, Inc.

ILI TECHNOLOGY CORP.

Integrated Circuit Solution Inc.

Macronix International Co., Ltd.

Micron Semiconductor Asia Pte. Ltd.

Novatek Microelectronics Corp., Ltd.

Powertech Technology Inc.

ProMOS Technologies Inc.

Raydium Semiconductor Corporation

SILEGO Technology Inc.

Spansion LLC

Standard Microsystems Corp.

Zentel Electronics Corp.

In 2007, our largest customer was ProMOS, our second-largest customer was Spansion and our third-largest customer was Powerchip, accounting for approximately 29%, 16% and 10% of our net revenue, respectively. In 2008, our largest customer was Spansion, our second-largest customer was ProMOS, and our third-largest customer was Novatek, accounting for approximately 23%, 18% and 9% of our net revenue, respectively. In 2009, our largest customer was Spansion, our second-largest customer was Novatek; and our third-largest customer was Micron Semiconductor Asia Pte. Ltd., accounting for approximately 15%, 12% and 10% of our net revenue, respectively.

The majority of our customers purchase our services through purchase orders and provide us three-month non-binding rolling forecasts on a monthly basis. The price for our services is typically agreed upon at the time when a purchase order is placed.

In 2006 and 2007, we strategically entered into or extended certain long-term agreements with some of our key customers, including a reputable logic/mixed-signal customer based in the US, under which we reserved capacity for the customers primarily and the customer committed to place orders in the amount of the reserved capacity (which is subject in certain cases to reduction by the customer).

Pursuant to the long-term service agreement we have entered into with ProMOS in July 2007, ProMOS agreed to provide us with six month rolling forecast on testing and assembly service orders to be placed to us, and ProMOS guarantees that such orders will represent no less than certain percentage of ProMOS’ total production volume of these products (excluding OEM products). In January 2008, at the request of ProMOS, we agreed to permit ProMOS to defer payment of aggregate service fees of NT$450 million to February 15, 2009. The deferred service fees, bore an interest at a rate of 4.69% per annum, were recorded as long-term accounts receivables as of December 31, 2007, and were paid in full by ProMOS in March and April 2008. In March 2008, ProMOS failed to place orders in the amount of the reserved capacity and failed to meet its payment obligations under the long-term service agreement. In November 2008, we entered into a revised subcontracting contract with ProMOS by requiring ProMOS to provide wafers with a value of 80% of the subcontracting fee as collateral. In May 2009, a further revised subcontracting contract was entered into by and between us and ProMOS under which ProMOS provided us with wafer as pledge and Work-In-Process, or WIP and existing finished goods as lien material. Part of ProMOS’ receivables will be recovered through sales of the pledged wafer and lien material back to ProMOS with a discount to market price, and the remaining outstanding accounts receivables will be secured by equipment mortgage under the same contract arrangement. Effective March 2009, we started to request prepayment from ProMOS. As of December 31, 2009, ProMOS owed the Company NT$464 million (US$15 million). We reserved an allowance in the full amount of the foregoing doubtful receivables as of December 31, 2009. See Note 20 to our consolidated financial statements contained in this Annual Report on Form 20-F.

Pursuant to the long-term service agreement we have entered into with Spansion in September 2005, Spansion agreed to provide us with six month rolling forecast on testing and assembly service orders to be placed to us. In January 2009, Spansion defaulted on its payment obligations under the long-term service agreement and we subsequently terminated the long-term service agreement with Spansion on February 19, 2009. Our service fee receivable from Spansion in connection with its default amounted to NT$1,539 million. Currently all of the service fees payable to us by Spansion are via cash on delivery. On March 1, 2009, Spansion filed for a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Subsequent to such filing, on March 16, 2009, ChipMOS Taiwan was elected as the co-chairman of the Unsecured Creditor Committee to represent unsecured creditors in Spansion’s efforts to reorganize its debts under Chapter 11 petition. In early January, 2010, ChipMOS Taiwan resigned as a member of the Unsecured Creditor Committee.

On January 25, 2010, ChipMOS Taiwan entered into a definitive Transfer of Claim Agreement to sell to Citigroup the general unsecured claim reflected in the proof of claim against Spansion Inc., Spansion Technology LLC, Spansion LLC, Spansion International Inc. and Cerium Laboratories LLC (collectively, “Spansion”) filed by ChipMOS Taiwan in U.S. Bankruptcy Court. The claim that is the subject of the Transfer of Claim Agreement includes accounts receivable for testing and assembly services provided to Spansion in the amount of approximately US$66 million to US$70 million (the “Undisputed Claim”). ChipMOS Taiwan received the purchase price for the Undisputed Claim of approximately US$33 million in February 2010 from Citigroup. The Transfer of Claim Agreement also includes the sale of breach of contract and liquidated damages rights against Spansion in the amount of approximately US$234 million (the “Damages Claim”). The purchase price for the Damages Claim is expected to be an amount that will be determined based on a purchase rate of 50.2% multiplied by the portion of the Damages Claim that is allowed by a final adjudication of the U.S. Bankruptcy Court. The purchase price for the Damages Claim is payable to ChipMOS Taiwan to the extent that the Court allows this claim. In furtherance of the Transfer of Claim Agreement, the Company also has entered into an agreement to subscribe for, purchase and transfer to Citigroup rights offering shares to be issued by Spansion according to the Second Amended Joint Plan of Reorganization filed in U.S. Bankruptcy Court. This agreement provides that Citigroup will pay to the Company the amount of the rights offering shares purchase price. Citigroup deposited the amount required to acquire the rights offering shares and the Company is awaiting distribution of these shares.

On April 22, 2010, the Company announced that Spansion LLC and ChipMOS Taiwan entered into a two-year wafer sort services agreement, utilizing the V5400 test platform, making ChipMOS Taiwan the exclusive wafer sort subcontractor of Spansion, except for any sort equipment operated by Spansion LLC or currently located at Spansion Japan Limited. The wafer sort services agreement became effective upon the effective date of Spansion’s confirmed plan of reorganization. The U.S. Bankruptcy Court confirmed Spansion’s Second Amended Plan of Reorganization on April 16, 2010. The effective date of Spansion’s plan of reorganization is May 10, 2010. The wafer sort services agreement became effective on May 10, 2010.

Beginning in 2008, we also resumed a focus on our business with smaller customers and customers who do not place orders on a regular basis.

The following table sets forth, for the periods indicated, the percentage breakdown of our net revenue, categorized by geographic region based on the jurisdiction in which each customer is headquartered.

	Year ended December 31,
	2007	2008	2009
Taiwan	72%	60%	60%

United States	21	34	33

Korea	3	3	3

Japan	1	1	1

Hong Kong SAR	1	—(1)	—(1)

Others	2	2	3

Total	100%	100%	100%

(1)	Less than 1%.

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

Sales and Marketing

We maintain sales and marketing offices in Taiwan, Hong Kong, Japan, Mainland China and the United States. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan, Japan, Korea and the United States, logic/mixed-signal semiconductors in Taiwan, Japan and the United States, LCD and other flat-panel display driver semiconductors in Japan, Taiwan, Hong Kong and Mainland China, and module manufacturing in Taiwan and Mainland China. As of March 31, 2010, our sales and marketing efforts were primarily carried out by teams of sales professionals, application engineers and technicians, totaling 35 staff members. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

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

We have appointed a non-exclusive sales agent for promoting our services for memory semiconductors in the United States, Japan and Korea. Our sales agent helps us promote and market our services, maintain relations with our existing and potential customers and communicate with our customers on quality, specific requirements and delivery issues. We generally pay our sales agent a commission of 1.5% to 2.5% of our revenue from services for memory semiconductors in the United States, Japan and Korea. In 2007, 2008 and 2009, we paid approximately NT$25 million, NT$12 million and NT$9 million (US$282 thousand), respectively, in commissions to our sales agent.

Research and Development

We believe that research and development is critical to our future success. In 2007, 2008 and 2009, we spent approximately NT$322 million, or 1%, NT$436 million, or 3% and NT$375 million (US$12 million), or 3%, respectively, of our net revenue on research and development. We intend to sustain these efforts.

Our research and development efforts have focused primarily on improving the efficiency, production yields and technologies of our testing and assembly services. From time to time, we jointly develop new technologies with universities and research institutions. For testing, our research and development efforts focus particularly on thin wafer probing, non-clean sockets, non-clean probing, fine-pitch MEMS probes, and testing of MEMS wafers/ devices. Our projects include:

•	Developing thin wafer probing technology to study the yield effect after processing;

•	Developing non-clean probing and sockets to increase productivity and yield;

•	Developing fine-pitch MEMS probes for advanced testing of MENS and COF products; and

•	Developing high-speed probing.

We are also continuing development of interface designed to provide for high frequency testing by minimizing electrical noise.

In the assembly areas, our research and development efforts focus on:

•	Copper wire bonding and low-cost wire bonding alternatives;

•	Wafer-level chip scale packaging and low-cost flip-chip integrated solution;

•	Low cost, fine–pitch bumping solutions;

•	High performance, fine pitch and miniaturization of packages;

•	Multi-chip assembly and modules;

•	Stacked-die chip scale package;

•	3D IC packaging related technologies: thin wafer handling /testing/dicing;

•	Compression molding; and

•	Developing environmentally friendly assembly services.

Our projects include developing multi-chip packages, flip-chip technologies, environmentally friendly products, 12-inch wafer technologies, fine-pitch wire bonding technologies, 25-micron wafer thinning technology, and advanced packages. These are aimed to meet advanced needs for DDR III, COF modules, fine-pitch LCD driver bumping, mixed-signal assembly and advanced probe card technologies. We work closely with our customers to optimize software and with equipment vendors to increase the efficiency and reliability of testing and assembly equipment. Our research and development operations also include a mechanical engineering group, which currently designs handler kits for semiconductor testing and wafer probing, as well as software to optimize capacity utilization.

As of March 31, 2010, we employed 263 employees in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

We maintain laboratory facilities to analyze the characteristics of semiconductor packages by computer simulation, and verify their performance by measurement tools. Shadow Moiré and Micro Moiré characterization capabilities were established in the Advanced Packaging Lab. Electrical measurement instruments and simulation software Agilent ADS, EMPro, and Ansoft Q3D were set up in Electrical Measurement and Simulation Lab. These added capabilities allow us to support various advanced development work. The implementation of computer simulation, as compared with physical testing methods, is expected to substantially shorten the development cycle and provides predictable performance of our packages.

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

As of March 31, 2010, we employed 409 personnel for our quality control activities. Our quality control staff typically includes engineers, technicians and other employees who monitor testing and assembly processes in order to ensure high quality. We employ quality control procedures in the following critical areas:

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

All of our facilities have been QS 9000 certified by the International Automotive Sector Group. In addition, our facilities in Hsinchu and Tainan have been ISO 9002 certified. With respect to our quality management system, on November 26, 2003, ChipMOS Taiwan obtained ISO/TS 16949:2002 quality system certification. In 2006, the Chupei site obtained ISO/TS16949 quality system certification. ThaiLin and ChipMOS Shanghai also obtained ISO/TS 16949:2002 quality system certification on September 6, 2005 and January 28, 2006, respectively.

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

In addition to the quality management system, we also earned the 1998 QC Group Award from The Chinese Society of Quality, which is equivalent to the similar award from the American Society of Quality. In 2003, ChipMOS passed SONY Green Partner (Tier 2) certification through its ProMOS channel, and in 2009, ChipMOS obtained SONY Green Partner (Tier 1) certification due to its direct business relationship with SONY. ChipMOS Shanghai also obtained SONY Green Partner (Tier 2) certification through its ISSI channel in 2008. Our laboratories have also been awarded Chinese National Laboratory accreditation under the categories of reliability test, electricity and temperature calibration.

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

As a result of our ongoing focus on quality, in 2009, we achieved monthly assembly yields of an average of 99.98% for our memory and logic/mixed-signal assembly packages, 99.91% for our COF packages and 99.79% for our COG packages. The assembly yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped back to customers divided by the number of individual integrated circuits that are attached to leadframes or organic substrate.

Raw Materials

Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our memory and logic/mixed-signal semiconductor assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the LCD and other flat-panel display driver semiconductor testing and assembly process include carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 15%, 17% and 21% of our net revenue in 2007, 2008 and 2009, respectively.

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

Competition

The independent testing and assembly markets are very competitive. Our competitors include large IDMs with in-house testing and assembly capabilities and other independent semiconductor testing and assembly companies, especially those offering vertically integrated testing and assembly services, such as Advanced Semiconductor Engineering Inc., Amkor Technology, Inc., Chipbond Technology Corporation, King Yuan Electronics Co., Ltd., Powertech Technology Inc., Siliconware Precision, STATS ChipPAC Ltd. and United Test and Assembly Center Ltd. We believe that the principal measures of competitiveness in the independent semiconductor testing industry are:

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

IDMs that use our services continually evaluate our performance against their own in-house testing and assembly capabilities. These IDMs may have access to more advanced technologies and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency and lower costs while maintaining an equivalent or higher level of quality for three reasons:

•	first, we offer a broader and more complex range of services as compared to the IDMs, which tend to focus their resources on improving their front-end operations;

•	second, we generally have lower unit costs because of our higher utilization rates and thus enabling us to operate at a more cost-effective structure compared to the IDMs; and

•	finally, we offer a wider range of services in terms of complexity and technology.

Intellectual Property

As of March 31, 2010, we held 456 patents in Taiwan, one patent in the United Kingdom, one patent in France, one patent in Germany, 68 patents in the United States and 123 patents in the People’s Republic of China relating to various semiconductor testing and assembly technologies. These patents will expire at various dates through to December 2028. As of March 31, 2010, we also had a total of 83 pending patent applications in the United States, 193 in Taiwan, and 140 in the People’s Republic of China. In addition, we have registered “ChipMOS” and its logo and “InPack” as trademarks in Taiwan, and “ChipMOS” and its logo as trademarks in the United States, the People’s Republic of China, Singapore, Hong Kong, Korea, Japan and the European Community.

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

We will continue to implement programs, measures and related training to reduce industrial waste, save energy and control pollution. In 2001, ChipMOS Taiwan completed a lead-free process control program, which offers a lead-free method in a semiconductor package, a lead-free plating, a lead-free solder ball and a lead-free reliability method and specification. In 2005, ChipMOS Shanghai completed a similar lead-free process control program. In 2003 and 2008, ChipMOS Taiwan and ChipMOS Shanghai obtained Green Partner certification from Sony Corporation of Japan, respectively. The Green Partner program requires external suppliers to meet SONY’s Green Partner requirements. Standardizing on green, “environmentally friendly” products, production facilities and management systems, which has become an industry trend, and to many companies, a key criteria in selection of their service providers.

Insurance

We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damages due to all risks, including but not limited to, fire, lightning and earthquakes. The maximum coverage of property insurance for ChipMOS Taiwan and ThaiLin is approximately NT$53,786 million and NT$7,610 million, respectively. ChipMOS Shanghai also maintains property insurance policies for a maximum coverage of approximately RMB753 million.

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

In December 2004, we sold our Kaohsiung testing facility to Radiant Opto-Electronics Corporation.

The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of March 31, 2010.

Location of Facility	Primary Use	Floor Area (m2)	Principal Equipment
Chupei, Hsinchu	Wafer Testing/Gold Bumping	25,954	4 steppers 11 sputters 268 testers

Hsinchu Industrial Park, Taiwan	Testing	27,124	138 testers 60 burn-in ovens

Hsinchu Science Park, Taiwan	Testing/Module	40,294	136 testers 92 burn-in ovens

Southern Taiwan Science Park, Taiwan	Assembly/Testing	109,676	453 wire bonders 127 inner-lead bonders 193 testers

Shanghai Qingpu Industrial Zone, Mainland China	Assembly/Testing	66,817	34 testers 158 wire bonders 19 burn-in ovens

Equipment

Testing of Memory and Logic/Mixed-Signal Semiconductors

Testing equipment is the most capital-intensive component of the memory and logic/mixed-signal semiconductors testing business. Upon the acquisition of new testing equipment, we install, configure, calibrate and perform burn-in diagnostic tests on the equipment. We also establish parameters for the testing equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of March 31, 2010, we operated 769 testers for testing memory and logic/mixed-signal semiconductors. We generally seek to purchase testers with similar functionality that are able to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Advantest Corporation, Verigy Ltd. and Credence Systems Corporation.

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

Assembly of Memory and Logic/Mixed-Signal Semiconductors

The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. and Kulicke & Soffa Industries Inc. As of March 31, 2010, we operated 611 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.

Gold Bumping, Testing and Assembly of LCD and Other Flat-Panel Display Driver Semiconductors

We acquired TCP-related equipment from Sharp to begin our TCP-related services. We subsequently purchased additional TCP-related testers from Yokogawa Electric Corp. and Advantest Corporation and assembly equipment from Shibaura Mechatronics Corp., Athlete FA Corp. and Sharp Takaya Electronics Corp. As of March 31, 2010, we operated 4 steppers and 11 sputters for gold bumping, 127 inner-lead bonders for assembly and 193 testers for LCD and other flat-panel display driver semiconductors. We are currently in the process of purchasing additional testing equipment. The testing equipment can be used for the TCP, COF and COG processes, while the inner-lead bonders are only used in the TCP and COF processes. The same types of wafer grinding, auto wafer mount and die saw equipment is used for the TCP, COF and COG processes. In addition, auto inspection machines and manual work are used in the COG process, which is more labor-intensive than the TCP and COF processes.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report on Form 20-F.

Overview

We provide a broad range of back-end testing services, including wafer probing and final testing of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe-based and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. In addition, we provide gold bumping, testing and assembly services for LCD and other flat-panel display driver semiconductors by employing TCP, COF and COG technologies. In 2009, our consolidated net revenue was NT$12,150 million (US$380 million) and our net loss was NT$4,419 million (US$138 million).

We are a holding company, incorporated in Bermuda on August 1, 2000. We provide most of our services through our subsidiary, ChipMOS Taiwan, and its subsidiaries and investees. ChipMOS Taiwan was incorporated in Taiwan in July 1997 as a joint venture company of Mosel and Siliconware Precision and with the participation of other investors. Following the completion of the share exchange transaction between our company and ChipMOS Taiwan on September 14, 2007, ChipMOS Taiwan became a wholly-owned subsidiary of our company. In February 2010, we agreed to sell approximately 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. Upon completion of that share purchase transaction by March 2011, we will own approximately 84.2% of ChipMOS Taiwan’s outstanding shares. In Taiwan, we conduct testing operations in our facilities at the Hsinchu Science Park and the Hsinchu Industrial Park, gold bumping and wafer testing in our facility at Chupei, and testing and assembly operations in our facility at the Southern Taiwan Science Park. We also conduct operations in Mainland China through ChipMOS Shanghai, a wholly-owned subsidiary of Modern Mind, which is one of our controlled consolidated subsidiaries. ChipMOS Shanghai operates a testing and assembly facility at the Qingpu Industrial Zone in Shanghai. Through our subsidiaries, we also have equity interests in other companies that are engaged in the semiconductor industry. See “Item 4. Information on the Company—Overview of the Company” for more details.

The following key trends are important to understanding our business:

Capital Intensive Nature of Our Business. Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous acquisitions of testing and assembly equipment and facilities. Our profitability depends in part not only on absolute pricing levels for our services, but also on capacity utilization rates for our testing and assembly equipment. In particular, increases or decreases in our capacity utilization rates could significantly affect our gross margins since the unit cost of testing and assembly services generally decreases as fixed costs are allocated over a larger number of units. Due to the global credit and financial market crisis, we have experienced decrease in our capacity utilization rates for our testing and assembly equipment during 2009 and therefore decrease in our gross margins.

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

Highly Cyclical Nature of the Semiconductor Industry. Highly cyclical, the worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn beginning in the fourth quarter of 2000 that was followed by a recovery in early 2003. The significant decrease in market demand for semiconductors that began in 2000 adversely affected our results of operations for 2001 and 2002. Beginning in the fourth quarter of 2008, the semiconductor industry commenced another significant downturn which continued and increased in severity towards the first quarter of 2009. The significant decrease in market demand for semiconductors during such period adversely affected our results of operations for 2009. During periods of decreased demand for assembled semiconductors, some of our customers may forego, delay or simplify final testing of certain types of semiconductors, such as DRAM, which may further decrease demand and average selling prices for our services and intensify our difficulties.

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

Change in Product Mix. Declines in average selling prices have been partially offset over the last three years by a change in our revenue mix. In particular, revenue from testing and assembly of LCD and other flat-panel display driver semiconductors and 12-inch wafer processing have increased as a percentage of our total net revenue over the 2007 to 2009 period. We intend to continue focusing on testing and assembling more semiconductors that have the potential to provide higher margins and developing and offering new technologies in testing and assembly services, in order to mitigate the effects of declining average selling prices on our ability to attain profitability.

Recent Acquisitions

On February 13, 2007, we entered into a share purchase and subscription agreement with ChipMOS Taiwan and Siliconware Precision under which we and ChipMOS Taiwan agreed to purchase all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision agreed to subscribe for 12,174,998 of our newly issued common shares through a private placement. The transaction closed on March 27, 2007, and as of March 31, 2007, we held 99.1% of the outstanding common shares of ChipMOS Taiwan. On April 12, 2007, we entered into a share exchange agreement with ChipMOS Taiwan pursuant to which we agreed to exchange one common share for every 8.4 ChipMOS Taiwan shares outstanding. The transaction closed on September 14, 2007, and we issued 604,124 common shares to the holders of the ChipMOS Taiwan common shares in exchange for their ChipMOS Taiwan shares, and we and ChipMOS Taiwan paid NT$53 million in cash to purchase fractional shares and shares held by dissenting shareholders. Following the completion of the share exchange transaction on September 14, 2007, ChipMOS Taiwan became our wholly-owned subsidiary. In February 2010, we agreed to sell approximately 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. Upon completion of that share purchase transaction by March 2011, we will own approximately 84.2% of ChipMOS Taiwan’s outstanding shares. See “Item 4. Information on the Company—Our Structure and History” for description of our earlier merger events.

Net Revenue

We conduct our business according to the following main business segments: (1) testing services for memory and logic/mixed-signal semiconductors; (2) assembly services for memory and logic/mixed-signal semiconductors; and (3) LCD and other flat-panel display driver semiconductor testing and assembly services. The following table sets forth, for the periods indicated, our consolidated net revenue for each segment.

	Year ended December 31,
	2007	2008	2009	2009
	NT$	NT$	NT$	US$
	(in millions)
Testing

Memory	$10,856.2	$8,226.9	$4,646.5	$145.5

Logic/mixed-signal	646.2	560.1	524.7	16.4

Total testing	11,502.4	8,787.0	5,171.2	161.9

Assembly

Memory	7,576.0	4,591.1	3,335.7	104.4

Logic/mixed-signal	523.6	826.6	1,017.2	31.8

Total assembly	8,099.6	5,417.7	4,352.9	136.2

LCD and other flat-panel display driver semiconductor testing and assembly	3,995.6	2,805.5	2,626.2	82.2

Total	$23,597.6	$17,010.2	$12,150.3	$380.3

Our net revenue consists primarily of service fees for testing and assembling semiconductors, and to a lesser extent, fees from equipment rentals to semiconductor manufacturers for engineering testing, less allowances for product returns. We offer testing and assembly services for memory semiconductors, logic/mixed-signal semiconductors and testing and assembly services for LCD and other flat-panel display driver semiconductors.

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

In January 2008, at the request of ProMOS, we agreed to permit ProMOS to defer payment of aggregate service fees of NT$450 million to February 15, 2009. The deferred service fees, bore interest at a rate of 4.69% per annum, were recorded as long-term accounts receivable as of December 31, 2007, and were paid in full by ProMOS in March and April 2008. We also experienced collection problems for our receivables in connection with NT$578 million and NT$464 million (US$15 million) of receivables from ProMOS in 2008 and 2009, respectively. Full amount of allowance of the foregoing doubtful receivables was reserved as of December 31, 2008 and 2009. Currently all of the services fees payable to us by ProMOS are prepaid in advance. See “Item 4. Information on the Company — Customers”.

We also experienced collection problems for our services in connection with NT$1,539 million and NT$2,232 million (US$70 million) of receivables from Spansion in 2008 and 2009, respectively. Full amount of allowance of the foregoing doubtful receivables was reserved as of December 31, 2008 and 2009. Currently all of the service fees payable to us by Spansion are via cash on delivery. See “Item 4. Information on the Company — Customers”.

We have not experienced other significant collection problems for our services.

Related Party Revenues

In 2007, 2008 and 2009, 29%, 18% and 6%, respectively, of our net revenue were derived from related parties. While we believe that our transactions with related parties were entered into on an arm’s length basis, we extended them favorable payment terms, as discussed in the preceding paragraph. See “Item 7. Major Shareholders and Related Party Transactions” for more information concerning our related party transactions.

Geography and Currency

The majority of our net revenue is generated from customers headquartered in Taiwan, which represented 72%, 60% and 60% of our net revenue in 2007, 2008 and 2009, respectively. We also generate net revenue from customers in the United States, Korea, Japan and other countries. Our service fees and revenue are generally denominated in the currency of the jurisdiction in which our facilities are located, for example NT dollars for our Taiwan operations and RMB for our Mainland China operations. As we generate most of our net revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 24 to our consolidated financial statements contained in this Annual Report on Form 20-F and “Item 11. Quantitative and Qualitative Disclosure about Market Risk — Market Risks — Foreign Currency Exchange Rate Risks” for certain information on our exchange rate risks.

Cost of Revenue and Gross Profit (Loss)

Our cost of revenue consists primarily of the following: depreciation and amortization expenses, raw material costs, and labor and overhead expenses, which primarily include expensable equipments, sub-contracting fees and rental expenses. Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of testing and assembly equipment and facilities, including our investment in our Mainland China operations. Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. As of March 31, 2010, we had 769 testers, 171 burn-in ovens, 611 wire bonders, 127 inner-lead bonders, 4 steppers and 11 sputters. We use inner-lead bonders for the assembly of LCD and other flat-panel display driver semiconductors using TCP or COF technology, and wire bonders for TSOP, BGA, and some other package assembly technologies. Our average capacity utilization rate for testing of memory and logic/mixed-signal semiconductors was 78% in 2007, 65% in 2008 and 45% in 2009. Our average capacity utilization rate for assembly of memory and logic/mixed-signal semiconductors was 86% in 2007, 63% in 2008 and 64% in 2009. In addition, our average capacity utilization rate for LCD and other flat-panel display driver semiconductor testing and assembly was 71% in 2007, 52% in 2008 and 50% in 2009.

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

The following table sets forth, for the periods indicated, our gross profit (loss) and our gross profit (loss) margin as a percentage of net revenue.

	Year ended December 31,
	2007	2008	2009	2009
	NT$	NT$	NT$	US$
	(in millions)
Gross profit (loss):

Testing

Memory	$4,200.6	$746.6	$(2,275.9)	$(71.2)

Logic/mixed-signal	174.4	114.0	84.7	2.6

Total testing	4,375.0	860.6	(2,191.2)	(68.6)

Assembly

Memory	1,452.5	(245.5)	(745.2)	(23.3)

Logic/mixed-signal	19.7	(78.4)	(13.2)	(0.4)

Total assembly	1,472.2	(323.9)	(758.4)	(23.7)

LCD and other flat-panel display driver semiconductor testing and assembly	306.3	(496.4)	(561.6)	(17.6)

Total	$6,153.5	$40.3	$(3,511.2)	$(109.9)

Gross profit (loss) margin:

Testing

Memory	38.7%	9.1%	(49.0)%	(49.0)%

Logic/mixed-signal	27.0	20.4	16.1	16.1

Total testing	38.0	9.8	(42.4)	(42.4)

Assembly

Memory	19.2	(5.3)	(22.3)	(22.3)

Logic/mixed-signal	3.8	(9.5)	(1.3)	(1.3)

Total assembly	18.2	(6.0)	(17.4)	(17.4)

LCD and other flat-panel display driver semiconductor testing and assembly	7.7	(17.7)	(21.4)	(21.4)

Overall	26.1%	0.2%	(28.9)%	(28.9)%

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

Other Income (Expenses), Net

Our other income principally consists of interest income, foreign exchange gains, warehouse space rental revenue, gains on sale of investments, gains on disposal of property, plant and equipment, fair value gains on financial assets, gain on disposal of land use right and gains on embedded derivative. In 2008, our other income included certain interest income paid by Kolin under a loan repayable to ChipMOS Taiwan that bears interest at a rate of 4.69% per annum. NT$15 million of this loan was repaid in 2008. The loan is secured by a pledge by Kolin of 11 million common shares of ThaiLin. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—ThaiLin Semiconductor Corp.” Our other expenses principally consist of interest expense, investment losses recognized by equity method, fair value loss on financial assets, financing costs, impairment losses, losses on disposal of property, plant and equipment, loss on embedded derivative, loss on redemption of convertible notes and foreign exchange losses.

Noncontrolling Interests and Interest in Bonuses Paid by Subsidiaries

Noncontrolling interests represent the portion of our income that is attributable to the shareholding in our consolidated subsidiaries that we do not own. In 2007, our noncontrolling interests were attributable to the noncontrolling interests owned by Siliconware Precision and other investors in ChipMOS Taiwan prior to the completion of the share exchange transaction between ChipMOS Bermuda and ChipMOS Taiwan on September 14, 2007, and the public shareholders’ interest in ThaiLin. In February 2010, we agreed to sell approximately 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. Upon completion of that share purchase transaction by March 2011, we will own approximately 84.2% of ChipMOS Taiwan’s outstanding shares.

Interest in bonuses paid by subsidiaries represents our portion of ChipMOS Taiwan’s and ThaiLin’s distributable earnings that are appropriated as bonuses to employees and remuneration to directors and supervisors of ChipMOS Taiwan and ThaiLin, as required by ROC regulations and ChipMOS Taiwan’s and ThaiLin’s articles of incorporation. ChipMOS Taiwan and ThaiLin paid bonuses to directors, supervisors and employees of NT$391 million and NT$82 million, respectively, in 2007, and NT$387 million and NT$58 million, respectively, in 2008. ChipMOS Taiwan and ThaiLin did not pay any bonuses to directors, supervisors and employees in 2009. Please see “— US GAAP Reconciliation” for a discussion of the significant impact such bonuses had on our net income under US GAAP.

Net Income

Our net income was NT$2,219 million in 2007 and net loss was NT$7,270 million in 2008 and NT$4,419 million (US$138 million) in 2009, respectively. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things. For additional information on factors that will affect our future performance, see “Item 3. Key Information—Risk Factors”.

Results of Operations

The following table presents selected operating data as a percentage of net revenue for the periods indicated:

	Year ended December 31,
	2007	2008	2009
ROC GAAP:

Net revenue	100.0%	100.0%	100.0%

Cost of revenue	73.9	99.8	128.9

Gross profit (loss) margin	26.1	0.2	(28.9)

Operating expenses:

Research and development	1.4	2.5	3.1

Sales and marketing	0.4	13.9	5.4

General and administrative	4.5	5.2	4.6

Total operating expenses	6.3	21.6	13.1

Income (loss) from operations	19.8	(21.4)	(42.0)

Other income (expenses), net	(2.8)	(19.3)	1.0

Income (loss) before income tax, noncontrolling interests and interest in bonuses paid by subsidiaries(1)	17.0	(40.7)	(41.0)

Income tax benefit (expense)	(3.3)	(0.7)	3.4

Income benefit (loss) before noncontrolling interests and interest in bonuses paid by subsidiaries	13.7	(41.4)	(37.6)

Net (income) loss attributable to noncontrolling interests	(3.1)	0.8	1.2

Interest in bonuses paid by subsidiaries(1)	(1.2)	(2.1)	—

Net income (loss) attributable to ChipMOS	9.4%	(42.7)%	(36.4)%

(1)	Refers to bonuses to directors, supervisors and employees.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenue. Our net revenue decreased by NT$4,860 million, or 29%, to NT$12,150 million (US$380 million) in 2009 from NT$17,010 million in 2008.

Net revenue from testing services for memory and logic/mixed-signal semiconductors decreased by NT$3,616 million, or 41%, to NT$5,171 million (US$162 million) in 2009 from NT$8,787 million in 2008, mainly due to a decrease in net revenue from testing services for memory semiconductors. Net revenue from testing services for memory semiconductors decreased by NT$3,581 million, or 44%, to NT$4,646 million (US$146 million) in 2009 from NT$8,227 million in 2008, principally due to decreased capacity utilization rates and lower average selling price for DRAM products. Revenue for testing services for logic/mixed-signal semiconductors decreased by NT$35 million, or 6%, to NT$525 million (US$16 million) in 2009 from NT$560 million in 2008, principally due to decreased capacity utilization rates. For each period of time selected, we derived the capacity utilization rate for our testing operations by dividing the total number of hours of actual use of our facilities’ testing equipment units by the maximum number of hours that these equipment units were capable of being used. The testing capacity utilization rate generally increases in correlation to increases in the total volume of our customer orders, and generally decreases in correlation to decreases in the total volume of our customer orders.

Net revenue from assembly services for memory and logic/mixed-signal semiconductors, which includes revenue from assembly services for memory and logic/mixed-signal semiconductors and revenue from our memory module manufacturing business, decreased by NT$1,065 million, or 20%, to NT$4,353 million (US$136 million) in 2009 from NT$5,418 million in 2008. This decrease was primarily the result of a decrease in net revenue from assembly services for memory semiconductors. Net revenue from assembly services for memory semiconductors decreased by NT$1,255 million, or 27%, to NT$3,336 million (US$104 million) in 2009 from NT$4,591 million in 2008, primarily as a result of a decreased capacity utilization rate and lower average price for DDR II SDRAM products. Net revenue from assembly services for logic/mixed-signal semiconductors increased by NT$190 million, or 23%, to NT$1,017 million (US$32 million) in 2009 from NT$827 million in 2008, principally as a result of higher customer demand. For each period of time selected, we derived the capacity utilization rate for our assembly operations by dividing the total number of units actually produced by our assembly facilities by the maximum number of units that these facilities are capable of producing. The assembly capacity utilization rate generally increases in correlation to increases in the total volume of our customer orders, and generally decreases in correlation to decreases in the total volume of our customer orders.

Net revenue from LCD and other flat-panel display driver semiconductor testing and assembly services decreased by NT$179 million, or 6%, to NT$2,626 million (US$82 million) in 2009 from NT$2,805 million in 2008. This decrease was principally as a result of the weak demand for LCD and other flat-panel display products in 2009, which in turn led to decreased capacity utilization rates as well as decreased average selling prices for services.

Cost of Revenue and Gross Margin. Cost of revenue decreased by NT$1,309 million, or 8%, to NT$15,661 million (US$490 million) in 2009 from NT$16,970 million in 2008, primarily due to the decrease of depreciation expenses of NT$531 million (US$17 million), salary and fringes expenses of NT$238 million (US$7 million) and direct material and direct labor expenses of NT$329 million (US$10 million) and NT$522 million (US$16 million), respectively. Direct material expenses decreased principally as a result of a decline in the capacity utilization rate. Our gross revenue is generally the product of the total volume of our customer orders multiplied by the average selling price per assembly or testing deliverable unit, as the case may be. As a result, in a period where the average selling prices do not fluctuate significantly, increases or decreases in our capacity utilization rates generally correlate to increases or decreases in our gross revenue. Periods with significant increases in the average selling prices reduce the negative impact on our gross revenue from any decreases in our capacity utilization rates. Similarly, periods with significant decreases in the average selling prices reduce the positive impact on our gross revenue from any increases in our capacity utilization rates.

The Company has significant fixed costs in operating our assembly and testing facilities. For this reason, decreases in our cost of goods sold during a period generally occur at a slower rate than decreases, during the same period, in our gross revenue due to lower capacity utilization rates, lower average selling prices, or both. Also, as a result, our gross margin and profitability generally decreases in correlation to decreases in our capacity utilization rates, decreases in our average selling prices, or both. Similarly, our gross margin and profitability generally increases in correlation to increases in our capacity utilization rates, increases in our average selling prices, or both. Due to the cyclical nature of the semiconductor industry, customer orders may change significantly, causing fluctuation in our capacity utilization rate and average selling price.

Our gross profit decreased to negative NT$3,511 million (US$110 million) in 2009 from NT$40 million in 2008. Our gross margin was negative 29% in 2009, compared to 0.2% in 2008.

Our gross margin for testing services for memory and logic/mixed-signal semiconductors decreased to negative 42% in 2009 from 10% in 2008, primarily due to a lower capacity utilization rate, which decreased to 45% in 2009 from 65% in 2008.

Our gross margin for assembly services for memory and logic/mixed-signal semiconductors decreased to negative 17% in 2009 from negative 6% in 2008, primarily due to pricing pressures that resulted from decreases in the pricing of end products.

Our gross margin for LCD and other flat-panel display driver semiconductor testing and assembly services decreased to negative 21% in 2009 from negative 18% in 2008, primarily as a result of a decrease in the capacity utilization rate from 52% in 2008 to 50% in 2009 as well as a decreased average selling price for our services.

Research and Development Expenses. Research and development expenses decreased by NT$61 million, or 14%, to NT$375 million (US$12 million) in 2009 from NT$436 million in 2008. This decrease was primarily due to lower salary expenses associated with a decrease in research and development personnel, and the decrease of professional services fees and expensable equipment expenses.

General and Administrative Expenses. General and administrative expenses decreased by NT$228 million, or 26%, to NT$658 million (US$21 million) in 2009 from NT$886 million in 2008, primarily due to the decrease of depreciation expenses.

Sales and Marketing Expenses. Sales and marketing expenses decreased by NT$1,802 million, or 76%, to NT$561 million (US$18 million) in 2009 from NT$2,363 million in 2008, primarily due to a decrease of NT$1,790 million (US$56 million) in allowance for doubtful receivables. The decrease was primarily due to full allowance already made on outstanding receivables from Spansion and ProMOS in 2008.

Other Income (Expenses), Net. Other expenses, net decreased by NT$3,404 million, or 104%, to other income of NT$117 million (US$4 million) in 2009 from other expenses of NT$3,287 million in 2008. This decrease was primarily due to the impairment loss on property, plant and equipment of NT$26 million (US$814 thousand) recognized in 2009, compared to an impairment loss on goodwill of NT$917 million and impairment loss on property, plant and equipment of NT$1,599 million recognized in 2008.

Income (Loss) Before Income Tax, Noncontrolling Interests and Interest in Bonuses to Directors, Supervisors and Employees Paid by Subsidiaries. As a result of the foregoing, loss before income tax, noncontrolling interests and interests in bonuses to directors, supervisors and employees paid by subsidiaries decreased by 28% to a loss of NT$4,989 million (US$156 million) in 2009 from NT$6,930 million in 2008.

Income Tax Benefit (Expense). We had an income tax benefit of NT$421 million (US$13 million) in 2009 compared to income tax expenses of NT$121 million for 2008, primarily due to an increase of loss carried forward in 2009.

Net (Income) Loss Attributable to Noncontrolling Interests. The net loss of ThaiLin attributable to noncontrolling interests amounted to NT$149 million (US$5 million) in 2009, compared a net loss of NT$143 million in 2008.

Interest in Bonuses paid by Subsidiaries. Interest in bonuses paid by subsidiaries decreased by 100% to nil in 2009 from NT$362 million in 2008.

Net Income (Loss) Attributable to ChipMOS. As a result of the foregoing, the net loss attributable to ChipMOS was NT$4,419 million (US$138 million) in 2009, compared to a net loss of NT$7,270 million in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net Revenue. Our net revenue decreased by NT$6,588 million, or 28%, to NT$17,010 million in 2008 from NT$23,598 million in 2007.

Net revenue from testing services for memory and logic/mixed-signal semiconductors decreased by NT$2,715 million, or 24%, to NT$8,787 million in 2008 from NT$11,502 million in 2007, mainly due to a decrease in net revenue from testing services for memory semiconductors. Net revenue from testing services for memory semiconductors decreased by NT$2,629 million, or 24%, to NT$8,227 million in 2008 from NT$10,856 million in 2007, principally due to decreased capacity utilization rates and lower average selling price for DRAM products. Revenue for testing services for logic/mixed-signal semiconductors decreased by NT$86 million, or 13%, to NT$560 million in 2008 from NT$646 million in 2007, principally due to decreased capacity utilization rates.

Net revenue from assembly services for memory and logic/mixed-signal semiconductors, which includes from assembly services for memory and logic/mixed-signal semiconductors and revenue from our memory module manufacturing business, decreased by NT$2,682 million, or 33%, to NT$5,418 million in 2008 from NT$8,100 million in 2007. This decrease was primarily the result of a decrease in net revenue from assembly services for memory semiconductors. Net revenue from assembly services for memory semiconductors decreased by NT$2,985 million, or 39%, to NT$4,591 million in 2008 from NT$7,576 million in 2007, primarily as a result of decreased capacity utilization rate and lower average price for DDR II SDRAM products. Net revenue from assembly services for logic/mixed-signal semiconductors increased by NT$303 million, or 58%, to NT$827 million in 2008 from NT$524 million in 2007, principally as resulted from higher customer demand.

Net revenue from LCD and other flat-panel display driver semiconductor testing and assembly services decreased by NT$1,191 million, or 30%, to NT$2,805 million in 2008 from NT$3,996 million in 2007. This decrease was principally as a result of the weak demand for LCD and other flat-panel display products in 2008, which in turn led to decrease capacity utilization rates as well as decreased average selling prices for services.

Cost of Revenue and Gross Margin. Cost of revenue decreased by NT$474 million, or 3%, to NT$16,970 million in 2008 from NT$17,444 million in 2007, primarily due to the net effect of increase in leasing expense of NT$878 million and a decrease of expensable equipment of NT$224 million, direct material and direct labor by NT$603 million and NT$332 million, respectively. Leasing expense increased due to the increase of leased machinery. Direct material decreased principally as a result of decline of capacity utilization rate.

Our gross profit decreased to NT$40 million in 2008 from NT$6,154 million in 2007. Our gross margin was 0.2% in 2008, compared to 26% in 2007.

Our gross margin for testing services for memory and logic/mixed-signal semiconductors decreased to 10% in 2008 from 38% in 2007, primarily due to lower capacity utilization rate, which decreased to 65% in 2008 from 78% in 2007.

Our gross margin for assembly services for memory and logic/mixed-signal semiconductors decreased to negative 6% in 2008 from 18% in 2007 primarily due to a pricing pressure resulted from the decreasing pricing of end products.

Our gross margin for LCD and other flat-panel display driver semiconductor testing and assembly services decreased significantly to negative 18% in 2008 from 8% in 2007, primarily as a result of a decrease in capacity utilization rate from 71% in 2007 to 52% in 2008 as well as decreased average selling price for our services.

Research and Development Expenses. Research and development expenses increased by NT$114 million, or 35%, to NT$436 million in 2008 from NT$322 million in 2007. This increase was primarily due to higher salary expenses associated with an increase in research and development personnel. We currently expect our research and development expenses will increase in the future to our focus on research and development projects relating to advanced applications, such as thin wafer probing technology, non-clean probing and sockets, fine-pitch MEMS probes, high-speed probing, copper wire bonding and low-cost wire bonding alternatives, wafer-level chip scale packaging and low-cost flip-chip integrated solution, low cost, fine-pitch bumping, MCP, stacked-die chip scale package, 3D IC packaging, compression molding, etc.

General and Administrative Expenses. General and administrative expenses decreased by NT$184 million, or 17%, to NT$886 million in 2008 from NT$1,070 million in 2007, primarily due to decreased salary and fringes for the cost saving program.

Sales and Marketing Expenses. Sales and marketing expenses increased by NT$2,265 million, or 2,311%, to NT$2,363 million in 2008 from NT$98 million in 2007, primarily due to an increase of NT$2,282 million in bad debt. The increase in bad debt was primarily due to the full allowance made on outstanding receivables from Spansion and ProMOS.

Other Income (Expenses), Net. Other expenses, net increased by NT$2,618 million, or 391%, to NT$3,287 million in 2008 from NT$669 million in 2007. This increase was primarily due to the impairment loss on goodwill of NT$917 million and impairment loss on property, plant and equipment of NT$1,599 million recognized in 2008. The significant increase in impairment loss in 2008 was primarily due to a decreased estimated future cash inflow from the use of the related property, plant and equipment and resulted in the recoverable amount of the property, plant and equipment being lower than its carrying amount.

Income (Loss) Before Income Tax, Noncontrolling Interests and Interest in Bonuses to Directors, Supervisors and Employees Paid by Subsidiaries. As a result of the foregoing, income before income tax, noncontrolling interests and interests in bonuses to directors, supervisors and employees paid by subsidiaries decreased by 274% to a loss of NT$6,930 million in 2008 from an income of NT$3,993 million in 2007.

Income Tax Benefit (Expense). Income tax expenses decreased by NT$647 million, or 84%, to NT$121 million in 2008 from NT$768 million in 2007, primarily due to a significant increase in loss before income tax in 2008.

Net (Income) Loss Attributable to Noncontrolling Interests. In 2008, the net loss of ThaiLin attributable to noncontrolling interests amounted to NT$143 million, compared to net income of ChipMOS Taiwan and ThaiLin attributable to noncontrolling interests of NT$720 million in 2007.

Interest in Bonuses paid by Subsidiaries. Interest in bonuses paid by subsidiaries increased by 27% to NT$362 million in 2008 from NT$286 million in 2007 primarily as a result of ChipMOS Taiwan becoming a wholly-owned subsidiary in September 2007.

Net Income (Loss) Attributable to ChipMOS. As a result of the foregoing, the net loss attributable to ChipMOS was NT$7,270 million in 2008, compared to a net income of NT$2,219 million in 2007.

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

Our determination of the allowance for doubtful receivables is based on our determination of two different types of reserves. The first type of reserve involves an individual examination of available information regarding any customer that we have reason to believe may have an inability to meet its financial obligations. For these customers, we use our judgment, based on the available facts and circumstances, and record a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received. The second type of reserve is a general reserve established for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change, our estimates of the recoverability of amounts due to us could be reduced by a material amount. As of December 31, 2009, we provided NT$2,757 million (US$86 million) for the first type of reserve and NT$66 million (US$2 million) for the second type of reserve. See “Item 4. Information on the Company—Customers”.

Our determination of the allowances for sales returns as of the end of any quarter is based upon calculating an average historical return rate, usually based on the previous three quarters, and multiplying this by the revenue of that quarter. As of December 31, 2009, we provided NT$114 million (US$4 million) for the allowance of sales returns.

The allowance we set aside for doubtful receivables and sales returns was NT$260 million as of December 31, 2007, NT$2,433 million as of December 31, 2008, and NT$2,937 million (US$92 million) as of December 31, 2009. The allowances as of December 31, 2007, 2008 and 2009 represented 5%, 62% and 53%, respectively, of our accounts receivable and other receivables as of those dates. The allowance in 2007, 2008 and 2009 reflected a reduction of NT$5 million, NT$2,292 million and NT$1,065 million (US$33 million), respectively, in accounts receivable and other receivables that were charged to sales and marketing expenses. If we were to change our estimate of the allowance for doubtful receivables and sales returns either upward or downward 10%, our operating income would be affected by NT$409 thousand (US$13 thousand) for 2009.

An increase in our allowance for doubtful receivables and sales returns would decrease our recorded revenue and our current assets.

Inventory Valuation

Inventories are stated at the lower of standard cost (adjusted to the approximate weighted average cost on the balance sheet date) or net realizable value. Inventory write-down is made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs. Prior to January 1, 2009, inventories were stated at the lower of cost or market value. Any write-down was made on a total-inventory basis. Market value represented replacement cost for raw materials and net realizable value for finished goods and work in progress.

In 2007, 2008 and 2009, we reserved NT$8 million, NT$99 million and NT$199 million (US$6 million) of inventory valuation allowance, primarily due to the market price of tested and assembled DRAM and SDRAM inventory was below cost. In addition, we reserved NT$56 million in 2007, NT$3 million in 2008 and NT$1 million (US$31 thousand) in 2009 for identified slow-moving inventories.

As of December 31, 2009, we recorded NT$200 million (US$6 million) of inventory valuation allowances. If the prevailing market price of our testing and assembly services had been 10% lower, we would have been required to recognize a valuation allowance of approximately NT$80 million (US$2 million) in 2009 and would have decreased our inventory value by 9.2% and increased our net loss by 1.8%, respectively.

Valuation Allowance for Deferred Tax Assets

When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent, if any, that it is more likely than not that deferred tax assets will not be realized. We record an income tax expense or benefit in our statement of operations when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible or the investment tax credits may be utilized. Specifically, our valuation allowances are impacted by our expected future revenue growth and profitability, tax holidays, alternative minimum tax, and the amount of tax credits that can be utilized within the statutory period. In determining the amount of valuation allowance for deferred tax assets as of December 31, 2009, we considered past performance, the general outlook of the semiconductor industry, future taxable income and prudent and feasible tax planning strategies.

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

As of December 31, 2007, 2008 and 2009, the ending balance for valuation allowances were NT$834 million, and NT$1,823 million and NT$2,400 million (US$75 million), respectively.

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

In determining whether any impairment charges were necessary for the property, plant and equipment and other assets as of December 31, 2009, we assumed that the semiconductor industry will continue its growth in the next few years. Based upon our assumption of growth in the semiconductor industry and our other assumptions in our internal budget, for the purpose of determining whether any impairment charges are necessary as of December 31, 2009, we estimated that our discounted future cash flows are smaller than our other property, plant and equipment. This indicated that these long-lived assets may be impaired. If our current estimates of future cash flows decreases, those cash flows would be less than the reported amount of long-lived assets, and we would be required to recognize additional impairment loss, which would significantly increase our net loss before taxes.

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

Based on the assessment of our management, in 2009, we recognized NT$26 million (US$814 thousand) of impairment loss for long-lived assets under ROC GAAP and US GAAP, respectively.

While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

Goodwill

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the acquired net identified tangible and intangible assets. Under US GAAP, and effective on January 1, 2005 under ROC GAAP, we assess the impairment of goodwill on an annual basis, or more frequently whenever triggering events or changes in circumstances indicate that goodwill may be impaired and its carrying value may not be recoverable. Moreover, effective on January 1, 2006, goodwill is no longer amortizable under ROC GAAP. Factors we consider important which could trigger an impairment review include, without limitation, the following:

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

Under ROC GAAP, goodwill recorded from the acquisition of ChipMOS Taiwan and ThaiLin is evaluated for impairment on an annual basis. Based on our most recent evaluation, the fair value calculated by using the discounted future cash flows was lower than the associated carrying value. According to management’s analysis incorporating the declining market capitalization in 2008, as well as the significant market deterioration and economic uncertainties impacting expected future demand management concluded that the entire goodwill balance of NT$917 million was impaired, we recognized a non-cash impairment charge of approximately NT$917 million for the year ended December 31, 2008 to write-off the entire carrying value of goodwill.

Under US GAAP, the measurement of impairment of goodwill consists of two steps. In the first step, the fair value of the reporting unit is compared to its carrying value, including goodwill. In connection with the preparation of the financial statements for the year ended December 31, 2008, management made a determination of the fair value of the two reporting units. Fair value is determined using a combination of an income approach, which estimates fair value based upon future revenue, expenses and cash flows discounted to their present value, and a market approach, which estimates fair value using market multiples to various financial measures compared to a set of comparable public companies listed on Taiwan Stock Exchange. Management concluded the estimated fair values of the reporting units were less than their net book value. Accordingly, the guidance in US Statement of Financial Accounting Standards (“SFAS”) No. 142 requires a second step to determine the implied fair value of the Company’s goodwill, and to compare it to the carrying value of the Company’s goodwill is adopted. Second step includes valuing all of the tangible and intangible assets and liabilities of the reporting unit as if it had been acquired in a business combination, including valuing all of its intangible assets even if they were not currently recorded to determine the implied fair value of goodwill. Based on management’s analysis incorporating the declining market capitalization in 2008, as well as the significant market deterioration and economic uncertainties impacting expected future demand, management concluded that the entire goodwill balance of NT$969 million was impaired.

Convertible Notes

Under US GAAP, we are required to account for the conversion option in the 2006 Notes and the 2009 Notes as derivative liabilities in accordance with SFAS No. 133 “Accounting For Derivative Instruments And Hedging Activities” and Emerging Interpretation Task Force (“EITF”) Issue No. 00-19 “Accounting For Derivative Financial Instruments Indexed To And Potentially Settled In A Company’s Own Stock,” which is now codified as FASB ASC 815. The discount attributable to the issuance date aggregate fair value of the conversion option, totaling NT$1,380 million (US$43 million), is amortized using the effective interest method over the terms of the 2006 Notes and the 2009 Notes.

The change in fair value on revaluation of the embedded derivative liabilities represents the difference between the fair value of the embedded derivative liabilities at the beginning of the reporting period and their fair value at the end of the reporting period. We are required to record the change in fair value as a loss or gain on embedded derivative liabilities in determining net income under US GAAP. As of December 31, 2009, the fair value of the embedded derivative liabilities amounted to NT$130 million (US$4 million) which resulted in a gain on embedded derivative liabilities of NT$51 million (US$2 million). These gains and losses were taken into account when determining our net income under US GAAP for the year ended December 31, 2009.

The fair values of embedded derivatives are determined using option pricing models, which require us to make various assumptions, including among others, the expected volatility of our stock over the life of the option, market interest rates, credit spread and the expected life of the option. In determining these input assumptions, we consider historical trends and other relevant factors which may change from period to period. Because the option pricing models are sensitive to change in the input assumptions, different determinations of the required inputs may result in different fair value estimates of the options.

Under ROC GAAP, we are required to bifurcate and separately account for embedded derivatives contained in our convertible notes issued after 2005 in accordance with SFAS No. 34 “Financial Instruments: Recognition and Measurement”. For more information, see Notes 14, 26j and 27i to our consolidated financial statements contained in this Annual Report on Form 20-F.

Share-Based Compensation

Under US GAAP, we are required to account for our employee share option plans under the fair-value-based method and to recognize share-based compensation arrangements as expenses in the consolidated statements of operations, in accordance with SFAS No. 123(R) “Share-Based Payments”, which is now codified as FASB ASC 715. The determination of the fair value of our share options on the date of grant under the Black Scholes Option Pricing Model is affected by the price of our common shares and assumptions of a number of variables, including the risk-free interest rate, the expected life of the options, the estimated fair value of our common shares and the expected price volatility of our common shares over the term of the options. In 2009, the share-based compensation expense amounted to NT$55 million (US$2 million), which was taken into account when determining our net income and shareholders’ equity under US GAAP for the year ended December 31, 2009.

Prior to adopting FASB ASC 715 in 2006, share-based compensation arrangements were accounted for under Accounting Principles Board Opinion No. 25, which utilized an intrinsic value approach in recognizing compensation expense. Under ROC GAAP and prior to January 1, 2008, we accounted for our share-based compensation arrangements under the intrinsic value method. Commencing January 1, 2008, we adopted ROC SFAS No. 39 “Share-based Payment”. After the adoption of SFAS No. 39, our share-based compensation has been measured at the fair value of the options at grant date using an option valuation model. For more information, see Notes 2, 26k and 27h to our consolidated financial statements contained in this Annual Report on Form 20-F.

Senior Management’s Discussion with the Audit Committee

Our management has discussed the critical accounting policies described above with the audit committee of our board of directors and the audit committee has reviewed our disclosure relating to the critical accounting policies in this section.

Impact of Foreign Currency Fluctuations and Governmental or Political Factors

For a discussion of the impact of foreign currency fluctuations and governmental economics, fiscal, monetary or political policies or factors that may directly or indirect impact us, see “Item 3. Key Information—Risks Factors—Risks Relating to Our Business—Fluctuations in exchange rate could result in foreign exchange losses” and “Item 3. Key Information—Risks Factors—Risks Relating to Countries in Which We Conduct Operations”.

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short- and long-term loans and cash flow from operations. As of December 31, 2009, our primary sources of liquidity were cash and cash equivalents (excluding restricted cash and cash equivalents) of NT$3,885 million (US$122 million), short-term loans of NT$2,020 million (US$63 million) available to us in undrawn facilities, which have expired or will expire before 2010, and long-term loans of NT$528 million (US$17 million) available to us in undrawn facilities, which have expired or will expire before December 2015. To meet our liquidity, capital spending and other capital needs, we have taken certain steps discussed below.

ChipMOS Taiwan requested and received from its bank creditors loan repayment extensions and modifications of certain terms on its loans due from 2009 to 2013. Key extended repayment terms and conditions include: agreement by ChipMOS Taiwan to set aside NT$50 million per month with Bank of Taiwan for repayment of bank loans; agreement by all the banks that have loans due from ChipMOS Taiwan in 2009 to 2013, to not unilaterally foreclose and seize any machinery, property or deposits of ChipMOS Taiwan; and agreement by these banks to waive any penalties that might have to be imposed on the Company in case of breach under the original loan agreements. This loan repayment schedule is further discussed under Note 15 to our consolidated financial statements contained in this Annual Report on Form 20-F.

Our bank creditors provided us with a waiver in February 2010 relating to any potential covenant breaches under a syndicated loan facility agreement with Standard Chartered Bank (Hong Kong) Limited as agent. We have provided written notice to the indenture trustee for our outstanding convertible notes due 2011 and 2014, respectively, about the nature of these negotiations with our bank creditors that led to our receipt of the waiver. Under the indenture for these notes, an event of default would occur if our repayment obligations under the facility accelerate, if the indenture trustee or holders of at least 25% in aggregate principal amount of these notes deliver notice of this potential default and if this default is not cured within 30 days after notice. Although there can be no assurances that as a result of the loan repayment schedule extension and waiver we will eventually attain profitable operations or will have sufficient liquidity to finance our ongoing obligations and operations, we believe that they significantly improve our cash position and reduce our net current liabilities. See “Item 3. Key Information—Risk Factors—Risks Relating to Economic Conditions and the Financial Markets—The global credit and financial markets crisis could materially and adversely affect our business and results of operations” for additional information.

Liquidity

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Year ended December 31,
	2007	2008	2009	2009
	NT$	NT$	NT$	US$
	(in millions)
Net cash provided by (used in):

Operating activities	$10,882.9	$5,164.2	$781.0	$24.4

Investing activities	(12,212.1)	(2,296.9)	(1,042.5)	(32.6)

Financing activities	528.1	(1,395.3)	(2,503.8)	(78.3)

Effect of exchange rate changes on cash	38.8	46.3	(1.8)	(0.1)

Net increase (decrease) in cash	$(762.3)	$1,518.3	$(2,767.1)	$(86.6)

Net Cash Provided by Operating Activities

Net cash provided by operating activities totaled NT$781 million (US$24 million) in 2009, compared to NT$5,164 million in 2008. The decrease in net cash provided by operating activities was primarily due to allowance for doubtful receivables, which decreased to NT$1,065 million (US$34 million) in 2009 from NT$2,292 million in 2008 and an increase in accounts receivables of NT$1,241 million (US$39 million) in 2009, compared to a decrease of accounts receivable of NT$1,175 million in 2008. The decrease in net cash provided by operating activities was also attributable to a decrease in impairment loss on property, plant and equipment to NT$26 million (US$814 thousand) in 2009 from NT$1,599 million in 2008. The decrease in impairment loss on property, plant and equipment was primarily the result of the recovery of the semiconductor industry compared with 2008.

Net cash provided by operating activities totaled NT$5,164 million in 2008, compared to NT$10,883 million in 2007. The decrease in net cash provided by operating activities was primarily due to a net loss of NT$7,270 million in 2008, compared to net income of NT$2,219 million in 2007. Allowance for doubtful receivables increased to NT$2,292 million in 2008 from NT$130 million in 2007. This increase was primarily due to the deteriorating financial condition of key customers as a result of the downturn in general economic conditions in 2008. The decrease in net cash provided by operating activities was also partially offset by an increase in impairment loss on property, plant and equipment of NT$1,599 million in 2008, compared to nil in 2007. The increase in impairment loss on property, plant and equipment was primarily the result of the decline in revenue from testing and assembly semiconductors which caused a decrease in cash inflows from the use of the related machinery and resulted in the recoverable amount of certain equipment being lower than the carrying value.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled NT$1,043 million (US$33 million) in 2009, compared to NT$2,297 million in 2008. The decrease in net cash used in investing activities was primarily the result of a decrease in capital expenditures budget for 2009 prepared in 2008 in view of the global economic downturn. Capital expenditures were NT$1,245 million (US$39 million) in 2009, compared to NT$2,391 million in 2008.

Net cash used in investing activities totaled NT$2,297 million in 2008, compared to NT$12,212 million in 2007. The decrease in net cash used in investing activities was primarily the result of a decrease in capital expenditures. Capital expenditures were NT$2,391 million in 2008, compared to NT$6,633 million in 2007. We incurred significantly higher capital expenditures in 2007 primarily due to the capacity expansion for our agreement with Spansion. Cash payments incurred in connection with acquisitions of subsidiaries, which were nil in 2008, compared to NT$5,305 million in 2007, related primarily to our acquisition of Siliconware Precision’s shares of ChipMOS Taiwan in March 2007 and our exchange transaction with ChipMOS Taiwan on September 14, 2007.

Net Cash Used in and Provided by Financing Activities

Net cash used in financing activities totaled NT$2,504 million (US$78 million) in 2009, compared to NT$1,395 million in 2008. The increase in net cash used in financing activities was primarily the result of the net payments of bank loans of NT$382 million (US$12 million) in 2009, compared to the net proceeds of NT$1,496 million in 2008 and net payments of long-term loans of NT$1,573 million (US$49 million) in 2009, compared to net proceeds of NT$1,386 million in 2008. This was partially offset by net payments of convertible notes of NT$517 million (US$16 million) in 2009, compared to net payments of NT$3,498 million in 2008.

Net cash used in financing activities totaled NT$1,395 million in 2008, compared to net cash provided by financing activities NT$528 million in 2007. The increase in net cash used in financing activities was primarily the result of a decrease in convertible notes. Payments on convertible notes were NT$3,498 million in 2008, compared to NT$244 million in 2007, primarily due to the buy back of convertible notes in 2008. The increase in net cash used in financing activities was also partially offset by an increase in proceeds from bank loan of NT$1,788 million in 2008, compared to NT$396 million in 2007.

Capital Resources

Capital expenditures in 2007 were funded by NT$10,883 million in cash flows from operating activities and NT$528 million in cash flows from financing activities, mainly comprising new bank borrowings. Capital expenditures in 2008 were funded by NT$5,164 million in cash flows from operating activities. Capital expenditures in 2009 were funded by NT$781 million (US$24 million) in cash flow from operating activities.

Steps taken with respect to generating additional working capital and to saving cash are further discussed under “—Liquidity and Capital Resources.”

Loans

As of December 31, 2009, we had long-term loans of NT$12,793 million (US$400 million) (including current portions of such long-term loans of NT$1,554 million (US$49 million)). All of our outstanding long-term loans as of December 31, 2009 were drawndown under various bank loans and syndicated loan facilities. As of December 31, 2009, NT$8,278 million (US$259 million) of our long-term loans were collateralized by equipment, and NT$1,535 million (US$48 million) were collateralized by land and buildings. Of our long-term loans, in the aggregate:

•	NT$10,529 million (US$330 million) were floating rate loans with a rate between 1.065% and 3.41% as of December 31, 2009 repayable quarterly, semi-annually or totally until December 2015;

•	NT$119 million (US$4 million) were fixed rate loans with a rate of 4.69% as of December 31, 2009 repayable quarterly until November 2011; and

•	US$67 million (NT$2,145 million) were floating rate loans with a rate of 1.26219% as of December 31, 2009 repayable quarterly, or totally until August 2011.

As of December 31, 2009, we had entered into the following syndicated loan facilities:

•

On March 21, 2003, we obtained a syndicated loan facility in the amount of NT$1,000 million. This loan facility is separated into two parts with its respective term of seven years and five years. This loan facility is secured by ThaiLin’s facilities and the testing equipment at Chupei. As of December 31, 2009, this loan facility was fully drawn.

•

On July 27, 2004, we obtained a syndicated loan facility in the amount of NT$1,000 million for a term of five years. This loan facility is secured by our facilities at the Southern Taiwan Science Park and our testing and assembly equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. As of December 31, 2009, this loan facility was fully drawn.

•

On June 7, 2005, we obtained a syndicated loan facility in the amount of NT$1,000 million for a term of four years. This loan facility is secured by our facilities at the Hsinchu Science Park. As of December 31, 2009, this loan facility was fully drawn.

•

In January 2006, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$6,000 million for a term of five years. This loan facility is secured by our facilities at the Hsinchu Science Park and our testing and assembly equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. As of December 31, 2009, this loan facility was fully drawn.

•

In February 2006, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$3,000 million for a term of six years. This loan facility is secured by ThaiLin’s facilities at Chupei. The last withdraw date was August 2009, and the facility adjusted to NT$1,500 million. As of December 31, 2009, this loan facility was fully drawn.

•

In June 2007, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$6,000 million for a term of five years. This loan facility is secured by our facilities at the Southern Taiwan Science Park and equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. As of December 31, 2009, NT$2,100 million (US$66 million) was drawn under this loan facility.

•

In July 2008, we obtained a syndicated loan facility from banks in Taiwan in the amount of US$74.5 million (NT$2,380 million) for a term of three years. This loan facility is guaranteed by ChipMOS Taiwan. As of December 31, 2009, this loan facility was fully drawn.

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

As of December 31, 2009, ThaiLin was waived from compliance of the times interest earned ratio requirement for 2009, and ChipMOS Taiwan was waived from compliance of the financial ratio requirements for 2008 and 2009. Pursuant to a bank creditors meetings and the approval notice from Standard Chartered Bank on February 9, 2010, ChipMOS Bermuda, as borrower, and ChipMOS Taiwan, as guarantor, were waived from compliance of the financial ratio requirements as of December 31, 2008 and December 31, 2009.

In addition, a substantial portion of our short-term and long-term borrowings may be subject to repayment upon a material deterioration of our financial condition, results of operations or our ability to perform under the loan agreements.

Set forth below are the maturities of our long-term bank loans outstanding as of December 31, 2009:

	As of December 31, 2009
	NT$	US$
	(in millions)
During 2010	$1,554	$49

During 2011	5,803	181

During 2012	3,224	101

During 2013	1,867	58

During 2014 and onwards	345	11

	$12,793	$400

As of December 31, 2009, certain of our land and buildings and machinery with an aggregate net book value of NT$5,901 million (US$185 million) and NT$9,334 million (US$292 million), respectively, were pledged as collateral in connection with our long-term borrowings. Approximately 73% of our net property, plant and equipment in terms of book value was pledged as collateral for our long-term loans.

Our unused credit lines for short-term loans, as of December 31, 2009, totaled NT$2,020 million (US$63 million), which have expired or will expire before 2010. As of December 31, 2009, we had available undrawn long-term credit facilities totaling NT$528 million (US$17 million).

As of December 31, 2009, we had credit loans for imports of machinery in the total amount of NT$15 million (US$469 thousand), which are due between March 2010 and April 2010. We also had a short-term credit loan for importing raw materials and equipment in the total amount of NT$165 million (US$5 million), which is due between January 2010 and June 2010, and loans for import in the total amount of NT$95 million (US$3 million), which is due by August 2010, and short-term working capital loan in the total amount of NT$2,088 million (US$65 million), which is due by December 2010.

We believe our current cash and cash equivalents, cash flow from operations and available credit facilities will be sufficient to meet our capital spending and other capital needs through the end of June 2011. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations”. There can be no assurance regarding these matters, however, considering prevailing global economic conditions which continue to have a negative impact on our ability to accurately forecast our revenues, results of operations and cash position.

Capital Lease Obligations

ChipMOS Taiwan negotiated with its lessors and converted the leases of certain equipment into capital leases in November 2009. As of December 31, 2009, ChipMOS Taiwan had capital lease obligations of NT$2,275 million (US$71 million) to be repaid between 2010 and 2013, with an interest rate between 3.9567% to 3.9609%. The leased equipment and the corresponding capital leases payable are recorded at the lower of the fair value of the leased equipment and the present value of the minimum lease payments of such assets. Under the capital leases, ChipMOS Taiwan is required to maintain certain financial ratios, beginning in 2010.

Convertible Notes

As of March 31, 2010, we had approximately US$42 million of convertible notes outstanding, including US$19 million in notes held by ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary.

On November 3, 2004, ChipMOS Bermuda issued US$85 million of 1.75 % Convertible Senior Notes due 2009 (the “2004 Notes”), with a conversion price of US$7.85 per share (which was later adjusted to a conversion price of US$6.28 per share). In December 2004, we repurchased and cancelled approximately US$1 million of the 2004 Notes. In October 2006, we made an induced conversion offer to the noteholders of the 2004 Notes in which noteholders converted approximately US$7 million in aggregate principal amount of the 2004 Notes into a combination of common shares and cash. In November 2006, we repurchased approximately US$6 million in aggregate principal amount of the 2004 Notes pursuant to the noteholders’ put option under the indenture. In 2007, ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary, purchased approximately US$9 million of the 2004 Notes. During 2008, we repurchased approximately US$15 million of the 2004 Notes. In October 2009, we completed the closing of two privately negotiated transactions with two investors holding, in aggregate, US$54 million of the 2004 Notes. In the first transaction, the Company and an institutional investor completed the exchange of US$45 million in outstanding 2004 Notes for US$15 million in cash and US$16 million of the 10% Notes (as defined below) issued pursuant to an indenture with The Bank of New York Mellon as indenture trustee. In the second transaction, the Company and ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary, completed an exchange of US$9 million in outstanding 2004 Notes for US$3 million of the 10% Notes issued by us and US$6 million of the 8% Notes (as defined below). The remaining 2004 Notes, approximately US$2 million, were repaid in full at maturity.

In September 2006, we issued 3.375% Convertible Senior Notes due 2011 with a conversion price of US$6.85 per share, issued pursuant to an indenture with The Bank of New York Mellon as the indenture trustee (the “2006 Notes”). In 2007, we repurchased approximately US$1 million in aggregate principal amount of the 2006 Notes. In 2008, we repurchased approximately US$97 million in aggregate principal amount of the 2006 Notes, primarily pursuant to the put option offered under the indenture. As of March 31, 2010, approximately US$2 million of the 2006 Notes were outstanding.

In October 2009, ThaiLin purchased additionally US$10 million of the 8% Notes at face value. In December 2009, we entered into purchase agreements with seven investors (the “Purchasers”) for the purchase of the 8% Notes at face value and in the principal aggregate amount of US$10 million. The Purchasers included the Chairman and Chief Executive Officer of the Company, Mr. Shih-Jye Cheng, who purchased the 8% Notes in the principal amount of US$1 million on the same terms and conditions as the other Purchasers. The closing occurred on December 29, 2009 for all Purchasers other than PacMOS and the Chairman of PacMOS, Mr. Chi Hung Yip. The closing for PacMOS and Mr. Chi Hung Yip (in the aggregate amount of US$5 million) occurred in March 2010.

In 2009, we issued the following convertible notes, convertible into our common shares, US$35 million of which, as of March 31, 2010, was outstanding (collectively, the “2009 Notes”):

•

US$11 million of 10% Convertible Senior Notes due 2014 with conversion price of US$1.50 per share, issued pursuant to an indenture with The Bank of New York Mellon as indenture trustee (the “10% Notes”);

•	US$3 million of 10% Senior Convertible Bonds due 2014 with a conversion price of US$1.50 per share, pursuant to notes issued by us directly to a noteholder thereof (also, the “10% Notes”); and

•	US$21 million of 8% Senior Convertible Bonds due 2014 with conversion price of US$1.25 per share, pursuant to notes issued by us directly to the noteholders thereof (the “8% Notes”).

In March 2010, we issued US$5 million of 8% Senior Convertible Bonds due 2015, upon the same commercial terms as the 8% Notes (the “2010 Notes”).

The 2009 Notes and 2010 Notes are all “PIK notes,” or payment in kind notes. Interest is payable on a quarterly basis and the Company has the option, subject to the satisfaction of certain conditions, of paying interest in cash or common shares or a combination thereof. When interest is paid in our common shares, the number of common shares is equal to the amount of interest payable in common shares divided by the volume weighted average price of our common shares over a period of 10 consecutive trading days ending on the sixth trading day prior to the applicable payment date. In addition, upon conversion, an amount equal to the sum of any make-whole amount and any accrued and unpaid interest relating to the portion of the notes being converted is payable to the converting holder. The make-whole amount is the amount of interest that would have accrued from the applicable conversion date, change of control repurchase date or redemption date, as the case may be, until the stated maturity, discounted to the present value using the published yield on U.S. treasury notes having a comparable remaining tenor on the determination date plus 50 basis points; provided that the additional 50 basis points is not added if the applicable treasury note rate is greater than two percent (2%).

The common shares convertible from the 10% Notes issued pursuant to an indenture with The Bank of New York Mellon will be freely tradable within the United States without restriction or further registration under the Securities Act. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” for more information. With respect to the common shares convertible from the 10% Notes issued by us and the 8% Notes, we have entered into registration rights agreements with each purchaser of those bonds.

Pursuant to the terms of the 2006 Notes, 2009 Notes and 2010 Notes, if certain fundamental changes occur, the noteholders have the right to require us to purchase the 2006 Notes, 2009 Notes and 2010 Notes at a repurchase price equal to 100% of the principal amount plus any accrued and unpaid interest on those notes to, but excluding, the repurchase date. Generally, a “fundamental change” will be deemed to have occurred if:

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

The holders’ right to require us to repurchase the 2006 Notes, 2009 Notes and 2010 Notes upon the occurrence of a fundamental change is subject to a number of exceptions, including a trading price exception pursuant to which the repurchase right will not be exercisable if the trading price of our common shares exceeds a certain percentage of the conversion price.

The conversion prices of the 2006 Notes, 2009 Notes and 2010 Notes are subject to customary anti-dilution adjustments upon the occurrence of certain events, including the declaration of stock dividends on our common shares and the repurchase of our common shares for consideration in excess of the market price.

See “Item 3. Key Information—Risk Factors—Risks Relating to Economic Conditions and the Financial Markets” for additional information. For a discussion of the accounting for the conversion feature of the convertible notes under US GAAP, see “— Critical Accounting Policies—Convertible Notes” and “— US GAAP Reconciliation”.

Research and development, patents and licenses

See the discussion under “Item 4. Information on the Company—Research and Development”.

Trend Information

See the discussion under “Item 4. Information on the Company—Industry Background” and “Item 4. Information on the Company—Competition”.

Off-Balance Sheet Arrangements

As of December 31, 2009, we had no off-balance sheet arrangements.

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in certain material respects from US GAAP. The following table sets forth a comparison of our net income, total assets and shareholders’ equity in accordance with ROC GAAP and US GAAP for the periods indicated:

	Year ended as of December 31,
	2007	2008	2009	2009
	NT$	NT$	NT$	US$
	(in millions)
Net income (loss) attributable to ChipMOS in accordance with:

ROC GAAP	$2,219.2	$(7,270.3)	$(4,418.7)	$(138.3)

US GAAP	2,901.7	(7,177.7)	(4,550.3)	(142.4)

Total assets in accordance with:

ROC GAAP	45,316.1	35,441.6	30,356.2	950.1

US GAAP	45,266.0	35,157.0	30,116.4	942.6

Total equity (including noncontrolling interests) in accordance with:

ROC GAAP	22,248.1	14,542.8	9,952.2	311.5

US GAAP	21,650.9	14,154.2	9,433.6	295.3

Note 26 to our consolidated financial statements contained in this Annual Report on Form 20-F describes the principal differences between ROC GAAP and US GAAP as they relate to us, and a reconciliation to US GAAP of certain items, including net income and shareholders’ equity. Differences between ROC GAAP and US GAAP which have an effect on our net income as reported under ROC GAAP relate to, among other things, accrual for bonuses to employees, directors and supervisors, share-based compensation and accounting for our convertible notes.

Under FASB ASC 718, share-based compensation transactions are generally required to be accounted for using a fair-value-based method and recognized as expenses in the consolidated statements of operations. The standards became effective for the first interim period beginning after December 15, 2005. For more information, see “— Critical Accounting Policies—Share-Based Compensation” and Notes 26k and 27h to our consolidated financial statements contained in this Annual Report on Form 20-F.

Under FASB ASC 815, we are required to bifurcate and separately account for the conversion feature of our convertible notes as embedded derivatives contained in the convertible notes. Under US GAAP, we are required to carry these embedded derivatives on our balance sheet at fair value and changes in fair values of these embedded derivatives are reflected in the consolidated statement of operations. The change in fair value for embedded derivative liabilities for the conversion feature for the year ended December 31, 2009 under US GAAP was NT$51 million (US$2 million) and the resulting net loss for the year ended December 31, 2009 under US GAAP was approximately NT$4,550 million (US$142 million). For more information, see Notes 26j and 27i to our consolidated financial statements contained in this Annual Report on Form 20-F.

Recent Accounting Pronouncements

See Note 27a to our consolidated financial statements contained in this Annual Report on Form 20-F for a description of the authoritative accounting principals recognized by the Financial Accounting Standards Board (“FASB”), FASB’s issuance of FASB Accounting Standard certification guidance and the extent to which these have an impact on the items reflected in our consolidated financial statements.

Non-GAAP Financial Information Derived from US GAAP Measures

To supplement our consolidated income statement for the year ended December 31, 2009 on a ROC GAAP basis, our management uses a non-GAAP measure of net loss, which is net loss pursuant to US GAAP adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of our core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the price of our company’s common shares, interest rate and volatility, all of which are difficult to predict and outside of the control of our management.

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

The following table sets forth, for the year ended December 31, 2009, reconciliation of US GAAP net loss to non-GAAP net loss:

	Year ended December 31, 2009
	NT$	US$
	(in millions, except for per share data)
US GAAP Net Loss Attributable to ChipMOS (Basic)(1)	$(4,550.3)	$(142.4)

US GAAP Net Loss Attributable to ChipMOS (Diluted)	(4,909.2)	(153.7)

Special Items (in Non-Operating Income (Expenses), Net)

Changes in the fair value of the embedded derivative liabilities(2)	(50.7)	(1.6)

Amortization of discount on convertible notes(3)	92.3	2.9

Total Special Items	41.6	1.3

Non-GAAP Adjusted Net Loss Attributable to ChipMOS (Basic)	$(4,508.7)	$(141.1)

Non-GAAP Adjusted Net Loss Attributable to ChipMOS (Diluted)	$(4,820.6)	$(150.9)

US GAAP Net Loss Per Share (Basic)	$(57.50)	$(1.80)

Adjustment for special items	0.52	0.02

Non-GAAP Net Loss Per Share (Basic)	$(56.98)	$(1.78)

US GAAP Net Loss Per Share (Diluted)	$(59.15)	$(1.85)

Adjustment for special items	1.07	0.03

Non-GAAP Net Loss Per Share (Diluted)	$(58.08)	$(1.82)

(1)	Reflects the US GAAP adjustments as described in Note 26 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F.
(2)	The management of our company believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income is useful for itself and investors as such gain does not have any impact on cash available to our company.
(3)	The management of our company believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income is useful for itself and investors as such expense does not have any impact on cash available to our company.

Taxation

ChipMOS Taiwan was granted a ROC income tax exemption for a period of four years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increases in 1998, 1999 and 2000. The tax exemption relating to the expansion of production capacity in 1998 and 1999 expired on December 31, 2002. The tax exemption relating to the expansion of production capacity in 2000 expired on December 31, 2005. The tax exemption relating to the expansion of production capacity in 2001 expired on December 31, 2008, and has resulted in tax savings for ChipMOS Taiwan of approximately NT$135 million in 2007.

ChipMOS Taiwan is also entitled to other tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 30% for certain research and development and employee training expenses (and, if the amount of expenditure exceeds the average amount of expenditure for the preceding two years, 50% of the excess amount may be credited against tax payable) and from 5% to 7% for certain investments in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of that year’s income tax liability. In 2007, 2008 and 2009, tax credits resulted in tax savings for ChipMOS Taiwan of approximately NT$623 million, NT$161 million and nil, respectively.

ThaiLin was granted a ROC income tax exemption for a period of five years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increase in 2002, which expired on December 31, 2009. This has resulted in tax savings for ThaiLin of approximately NT$25 million in 2007, approximately NT$153 million in 2008 and nil in 2009.

ThaiLin is also entitled to other tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 5% to 7% for certain investment in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of such year’s income tax liability. In 2007, 2008 and 2009, tax credits resulted in tax savings for ThaiLin of approximately NT$101 million, NT$5 million and nil, respectively.

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

The ROC government enacted the ROC Alternative Minimum Tax Act (“AMT Act”) that became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 10%. However, the AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT. The effects of the AMT on the tax expenses of ChipMOS Taiwan and ThaiLin in 2009 were not significant.

In accordance with the relevant tax rules and regulations of the PRC, ChipMOS Shanghai is entitled to an income tax exemption starting from the first profit making year, with a full exemption available for the first two years and a 50% exemption available for three additional years thereafter. As the first profit-making year for ChipMOS Shanghai was 2004, the profits made in the years 2004 and 2005 were fully exempt, and the profits made in the years 2006 through 2008 were subject to a 50% tax exemption. Commencing January 1, 2009, ChipMOS Shanghai is subject to a 25% tax on profits. Any tax losses can only be carried forward for five years.

Tabular Disclosure of Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2009 for the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Long-term debt(1) (2)	$17,474.8	$2,740.3	$10,915.2	$3,656.7	$162.6

Short-term loans(1)	2,391.1	2,391.1	—	—	—

Operating leases	348.3	116.9	45.8	45.8	139.8

Capital commitments	964.9	964.9	—	—	—

Total contractual cash obligations	$21,179.1	$6,213.2	$10,961.0	$3,702.5	$302.4

(1)	Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2009 level throughout all relevant periods.
(2)	Includes capital lease obligations.

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

The following table sets out the names of our directors and executive officers, their positions with our company and their ages as of March 31, 2010. The business address for our directors and executive officers is No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Age	Position	Term Expires
Shih-Jye Cheng	52	Chairman and Director/Chief Executive Officer	2011

Antonio R. Alvarez	54	Independent Director	2011

Chin-Shyh Ou	53	Independent Director	2011

Hsing-Ti Tuan	66	Director	2012

Yeong-Her Wang	54	Independent Director	2012

Shou-Kang Chen	49	Chief Financial Officer and Director	2012

Pierre Laflamme	64	Deputy Chairman and Independent Director	2010

Chao-Jung Tsai	56	Director	2010

Rong Hsu	60	Independent Director	2010

Adam Hsien	51	Acting President of ChipMOS Shanghai	—

Lafair Cho	48	President of ThaiLin	—

Li-Chun Li	53	Chief Operating Officer	—

Steve Cheng	48	President of ChipMOS USA	—

Joyce Chang	49	Vice President, LCDD Production Group	—

Michael Lee	45	Vice President, Wafer Sort Business Unit	—

Ivan Hsu	44	Vice President, Memory Production Group	—

Jesse Huang	44	Vice President, Assembly Production Group	—

David W. Wang	62	Vice President, Research & Strategy Development Center	—

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

Antonio R. Alvarez has served as one of our directors from July 2005. Mr. Alvarez was president and chief executive officer of Leadis Technology Inc. from November 2005 to January 2009 and is currently a director. Since March 2006, he has been a member of the board of directors of Validity Sensors Inc. He was senior vice president and general manager of the memory products division of Cypress Semiconductor Corporation from 1998 to July 2005, and senior vice president of research and development from 1991 to 2001. He holds master’s and bachelor’s degrees in electrical engineering from Georgia Institute of Technology, where he is a member of the advisory board of the Electrical Engineering Department. He is a member of the Institute for Electrical and Electronic Engineers.

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

Hsing-Ti Tuan has served as one of our directors since August 2000. Mr. Tuan currently is the executive vice president of ProMOS Technologies Inc. and has served as a director of ProMOS since 1997. Mr. Tuan was president of Mosel Vitelic Corp., USA from 1994 to 2009. Mr. Tuan was the acting president of Mosel from November 2004 to December 2005 and previously served as the executive vice president of their research and development division. He was also the vice president of Mosel from 1992 to 1996. Mr. Tuan also serves as a director of Mosel and SyncMOS Technology International. Mr. Tuan holds a master’s degree in electrical engineering from Utah State University and a bachelor’s degree in electrical engineering from National Cheng Kung University in Taiwan.

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

Chao-Jung Tsai has served as one of our directors since November 2004. Mr. Tsai was a director of ChipMOS Taiwan from January 2001 to December 2005, as a representative of Siliconware Precision, where he was a director from June 2005 to December 2009 and served as a supervisor from June 2002 to June 2005. He was also a supervisor of Phoenix Precision Technology Co. Ltd. from June 2005 to December 2009. He was previously president of Grand Cathay Securities Co., Ltd. and assistant vice president of China Trust Commercial Bank Co., Ltd. Mr. Tsai received his bachelor’s degree in statistics from National Cheng Kung University and master’s degree in management of technology from National Chiao Tung University in Taiwan. He holds Taiwan CPA and CFA licenses.

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

Li-Chun Li has served as the Chief Operating Officer of ChipMOS Taiwan since January 2010. Prior to joining ChipMOS, he served as vice president of the Product Engineering group in Mosel-Vitelic (U.S.A.) and ProMOS Technologies Inc. from 2003 to 2009, and vice president of product development in Mosel-Vitelic (U.S.A.) and Mosel-Vitelic (Taiwan) from 1992 to 2003. Mr. Li received a bachelor’s degree in electrical engineering from the University of California, Berkeley.

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

Board Practice and Terms of Directorship

Our board of directors consists of three classes of directors. The first class of directors, consisting of Shih-Jye Cheng, Antonio R. Alvarez and Chin-Shyh Ou, is up for re-election at the annual general meeting in 2011 and then every third annual general meeting thereafter. The second class, consisting of Hsing-Ti Tuan, Yeong-Her Wang and Shou-Kang Chen, is up for re-election at the annual general meeting in 2012 and then every third annual general meeting thereafter. The third class, consisting of Pierre Laflamme, Chao-Jung Tsai and Rong Hsu, is up for re-election at the annual general meeting in 2010 and then every third annual general meeting thereafter.

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

Share Ownership

The following table sets forth certain information as of March 31, 2010 with respect to our common shares owned by our directors and executive officers.

Name	Number of Common Shares Held	Percentage of Shares Issued and Outstanding	Number of Options Held (1)	Exercise Price of Options (US$)	Expiration Date of Options
Shih-Jye Cheng	1,166,299	1.3(2)%	282,500	1.938-5.372	2012/8/31-2014/8/31
Antonio R. Alvarez	—	—	*	*	*
Chin-Shyh Ou	—	—	*	*	*
Hsing-Ti Tuan	*	*	*	*	*
Yeong-Her Wang	—	—	*	*	*
Shou-Kang Chen	*	*	*	*	*
Pierre Laflamme	—	—	*	*	*
Chao-Jung Tsai	—	—	*	*	*
Rong Hsu	—	—	*	*	*
Adam Hsieh	—	—	*	*	*
Lafair Cho	*	*	*	*	*
Steve Cheng	—	—	*	*	*
Li-Chun Li	—	—	*	*	*
Joyce Chang	*	*	*	*	*
Michael Lee	*	*	*	*	*
Ivan Hsu	*	*	*	*	*
Jesse Huang	*	*	*	*	*
David W. Wang	—	—	*	*	*

*	Upon exercise of options currently exercisable or vested within 60 days after March 31, 2010, would beneficially own less than 1% of our ordinary shares.
(1)	Each option covers one of our common shares.
(2)	As of March 31, 2010, Chairman Cheng beneficially owned US$1 million in aggregate principal amount of our 8% Notes with a conversion price of US$1.25 per share. If Chairman Cheng is to convert on an as converted basis, he would own 2.1% of our outstanding common shares as of March 31, 2010. As of the date of this Annual Report on Form 20-F, none of the 8% Notes beneficially owned by Chairman Cheng have been converted into our common shares.

Compensation Committee

The aggregate compensation paid in 2009 to our directors and our executive officers, including cash, share bonuses and accrued pension payable upon retirement, was approximately NT$62 million (US$2 million). In 2009, we granted options to purchase 633,457 of our common shares to our directors and executive officers as set forth in the table below. These options will vest over a period of four years, with an equal proportion vesting on each of August 31 and November 16, 2010, 2011, 2012 and 2013, except for certain options granted on August 31, 2009 and November 16, 2009 that vested on the date of grant.

Number of common shares issuable upon exercise of options	Expiration date	Exercise price (US$)	Considerations paid for options granted
450,400	August 31, 2015	0.6375	None
70,000	August 31, 2019	0.6375	None
82,670	November 16, 2015	0.6375	None
30,387	November 16, 2019	0.6375	None

We do not provide our directors with any benefits upon termination of employment.

Our compensation committee currently consists of Messrs Antonio R. Alvarez and Pierre Laflamme and Dr. Rong Hsu. This committee reviews and recommends to our board of directors the compensation of all our directors and officers on at least an annual basis.

Audit Committee

Under our audit committee charter adopted on February 28, 2001 and amended on May 14, 2004, December 21, 2004 and August 27, 2009, our audit committee:

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

The audit committee currently consists of Mr. Pierre Laflamme, Dr. Chin-Shyh Ou and Dr. Yeong-Her Wang, all of whom are independent directors according to NASDAQ Marketplace Rules requirements. Dr. Chin-Shyh Ou serves as a financial expert to the Audit Committee.

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

Dr. Yeong-Her Wang, Dr. Rong Hsu and Dr. Chin-Shyh Ou are currently the members of our nominations committee.

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

Special Committee

In connection with the indictment of Mr. Shih-Jye Cheng by the Taipei District Prosecutor’s Office, our board of directors formed a special committee to evaluate the circumstances surrounding the indictment. As of March 31, 2010, the special committee was comprised of two independent directors, Messrs. Yeong-Her Wang and Pierre Laflamme. The special committee has engaged K&L Gates LLP (formerly Kirkpatrick & Lockhart Preston Gates Ellis LLP) as its independent international legal counsel and Baker & McKenzie as its independent ROC legal counsel, and Ernst & Young (formerly know as Diwan, Ernest & Young) as its accounting advisor to assist in its evaluation and provide recommendations.

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

Employees

The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the functions indicated:

Function	As of December 31,			As of March 31,
	2007	2008	2009	2010
General operations	3,601	2,716	3,001	3,137

Quality control	471	379	380	409

Engineering	1,580	1,350	1,299	1,313

Research and development	296	276	263	263

Sales, administration and finance	225	201	186	186

Others	408	364	370	372

Total	6,581	5,286	5,499	5,680

The following table sets forth, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

Location	As of December 31,			As of March 31,
	2007	2008	2009	2010
ChipMOS H.K. Taiwan Branch (Hsinchu)	15	11	—	—

ThaiLin (Hsinchu Industrial Park)	763	632	695	709

ChipMOS Taiwan Hsinchu Production Group	2,013	1,715	1,703	1,705

ChipMOS Taiwan Southern Taiwan Production Group	3,052	2,330	2,479	2,597

Shanghai	730	591	617	664

Japan and the United States	8	7	5	5

Total	6,581	5,286	5,499	5,680

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

In 2007, we granted 1,884,400 share options, with an exercise price ranging from US$3.6380 to US$6.4770 per share. In 2007, 228,631 share options were cancelled and 865,612 share options were exercised. In 2008, we granted 3,981,487 share options, with an exercise price ranging from US$0.1870 to US$2.9750 per share. In 2008, 763,229 share options were cancelled, 1,180,738 share options were expired and 127,850 share options were exercised. In 2009, we granted 1,977,577 share options, with an exercise price ranging from US$0.2132 to US$0.6375 per share. In 2009, 697,181 share options were cancelled, 385,001 share options were expired and nil share options were exercised. As of December 31, 2009, we had 10,153,958 share options outstanding, with an exercise price ranging from US$0.1870 to US$6.6300.

In September 2006 and August 2008, we adopted a share appreciation rights (“SARs”) plan pursuant to which we may issue up to 2,000,000 and 3,000,000 cash-settled SARs to our directors, officers, employees and those of our affiliates. Under the share appreciation rights plan, each holder of SARs, issued thereunder will be entitled to receive, on the applicable exercise date, cash in an amount equal to the excess of the market value of our common shares on such date over the exercise price of such rights. Our board of directors or a relevant committee thereof has complete discretion over the administration of the share appreciation rights plan, including determining the recipients of the share appreciation right awards, the number of rights awarded, the exercise date, the exercise price and other relevant terms. Unless earlier terminated by our board of directors or the relevant board committee, the plan will remain effective until September 2016 and August 2018. In 2007, 582,000 SARs were granted, with an exercise price of ranging from US$3.6380 to US$6.4770. In 2007, 152,475 SARs were forfeited and 1,500 SARs were exercised. In 2008, 623,285 SARs were granted, with an exercise price of ranging from US$0.1870 to US$2.9750. In 2008, 367,890 SARs were forfeited. In 2009, 1,173,060 SARs were granted, with an exercise price of ranging from US$0.2210 to US$0.6375. In 2009, 204,662 SARs were forfeited. As of December 31, 2009, we had 2,853,928 SARs outstanding, with an exercise price ranging from US$0.1870 to US$6.4770.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table and information set out certain information as of March 31, 2010 regarding the ownership of our common shares by (1) each person known to us to be the owner of more than five percent of our common shares and (2) the total amount owned by our directors and executive officers as a group.

Identity of person or group	Number of shares owned	Percentage Owned
Siliconware Precision Industries Co., Ltd(1)	12,174,998	13.3

Mosel Vitelic Inc.(2)(3)	11,194,644	12.3

ThaiLin Semiconductor Corp.(4)	6,493,998	7.1

DLS Capital Management, LLC(5)	5,229,367	5.7

Directors and executive officers, as a group(6)	1,439,191	1.6

(1)	Siliconware Precision completed a share purchase and subscription transaction with ChipMOS Taiwan and us on March 27, 2007, pursuant to which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed for 12,174,998 of our common shares through a private placement. See “Item 4. Information on the Company—Our Structure and History—ChipMOS TECHNOLOGIES INC”.
(2)	Mosel owned 10,850,052 shares indirectly through Giant Haven, and 344,592 shares indirectly through Mou-Fu Investment Ltd. In June 2006, Mosel sold 6,956,522 common shares through its wholly-owned subsidiary, Giant Haven pursuant to our shelf registration statement. In July 2007, Mosel sold 8,121, 266 common shares through Giant Haven to ProMOS and Powertech Technology, and we then granted Giant Haven, ProMOS and Powertech Technology certain rights to require us to register these common shares for sale under the Securities Act. Mosel is a public company listed on the Taiwan Stock Exchange whose largest known shareholder owned less than 4.3% of its outstanding shares as of April 19, 2010.
(3)	Excludes shares owned by PacMOS Technologies Holdings Limited, or PacMOS, that may be beneficially owned by Mosel. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Convertible Notes” for more information on PacMOS’ holding of our convertible notes.
(4)	From December 2008 to August 2009, ThaiLin acquired 2,025,455 shares accumulated from the Rule 10b5-1/10b-18 securities purchase program, which was initiated, after a 30-day “cooling off period”, on December 28, 2008, further acquired 4,060,633 shares in March 2009 pursuant to its enforcement of the collateral provided by ProMOS under the Stock Pledge Agreement entered into between ThaiLin and ProMOS dated December 3, 2008, and further acquired 407,910 shares in January 2010 pursuant to the interest shares payment of holding 2009 Notes.
(5)	According to the market open information disclosed on the NASDAQ website at http://www.nasdaq.com.
(6)	Excludes Mosel’s beneficial ownership of our common shares which may be considered to be beneficially held by some of our directors or officers. Includes shares held by certain family members of certain directors.

According to the Schedule 13G/A filed by Highbridge International LLC, or Highbridge, on February 11, 2010, as of December 31, 2009, Highbridge beneficially owned US$15.75 million in aggregate principal amount of our 10% Notes issued pursuant to an indenture with The Bank of New York Mellon, which are convertible into an aggregate of 10,499,895 of our common shares. As set forth in the terms of the 10% Notes owned by Highbridge, the number of the common shares of the Company into which the 10% Notes are convertible is limited to the number of common shares that would result in Highbridge having an aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding common shares of the Company. As of March 31, 2010, US$5 million of the convertible notes beneficially owned by Highbridge had been converted into approximately 6 million of our common shares. This conversion amount includes payment of any unpaid interest and make-whole amounts that accrued from the applicable conversion date, until the stated maturity, calculated in accordance with the terms and conditions of the 10% Notes. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Convertible Notes” for a more detailed description of our convertible notes. As a result of Highbridge’s conversion right, Highbridge is treated as a major shareholder for the purpose of this section in this Annual Report on Form 20-F.

As of March 31, 2010, approximately 73% of our common shares were held of record by shareholders located in the United States. All holders of our common shares have the same voting rights with respect to their shares.

Related Party Transactions

Siliconware Precision Industries Co., Ltd.

As of March 31, 2010, Siliconware Precision owned 13.3% of our outstanding common shares. On March 27, 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed to 12,174,998 of our newly issued common shares through a private placement. ChipMOS Taiwan became our wholly-owned subsidiary on September 14, 2007. In February 2010, we agreed to sell approximately 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. Upon completion of that share purchase transaction by March 2011, we will own approximately 84.2% of ChipMOS Taiwan’s outstanding shares. Siliconware Precision is an independent provider of semiconductor testing and packaging services. Siliconware Precision currently has, and is expected to continue to have from time to time in the future, contractual and other business relationships with us. From time to time, Siliconware Precision provides assembly services to us. Often, Siliconware Precision renders these assembly services directly to our customers through customer referrals from us. On January 1, 2001, ChipMOS Taiwan entered into a subcontracting agreement for a term of two years with Siliconware Precision, pursuant to which Siliconware Precision is obligated to provide assembly services to us. This agreement was extended for another two years from January 2004 to December 2005. In 2007 and 2008, we did not outsource to Siliconware Precision any sales. Sales to Siliconware Precision in 2009 was NT$195 thousand (US$6 thousand).

Mosel Vitelic Inc.

As of March 31, 2010, Mosel indirectly owned 12.3% of our outstanding common shares. Mosel designs and manufactures semiconductor products, including SRAM, flash memory, LCD and other flat-panel display driver semiconductors and power-related semiconductors. Mosel and its affiliates currently have, and are expected to continue to have from time to time in the future, contractual and other business relationships with us. Our relationships include the following:

•	Rental revenue from Mosel was NT$2 million in 2006.

•	In 2007, 2008 and 2009, we paid NT$148 thousand, NT$148 thousand and NT$148 thousand (US$5 thousand) in website fees to Mosel for provision of certain website services.

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

DenMOS Technology Inc.

We do not own any equity interest in DenMOS. As of March 31, 2010, Mosel directly owned 44.1% of common shares of DenMOS. Sales to DenMOS were NT$32 million, NT$9 million and NT$1 million (US$31 thousand) in 2007, 2008 and 2009, respectively.

On October 15, 2003, we entered into a long-term agreement with DenMOS, under which we reserve a specified amount of capacity for LCD and other flat-panel display driver semiconductor testing and assembly services to DenMOS and under which DenMOS guarantees to place orders in the amount of the reserved capacity for a period of 48 months. This agreement supersedes a similar agreement that we entered into on May 25, 2002. The long-term agreement was automatically terminated on December 31, 2006.

SyncMOS Technologies Inc.

We do not own any equity interest in SyncMOS Technologies, Inc., or SyncMOS. As of March 31, 2010, Mosel indirectly owned 41.5% of SyncMOS Technologies Inc. In 2007, 2008 and 2009, we provided storage services to SyncMOS and rental revenue from SyncMOS was NT$2,208 thousand, NT$2,208 thousand and NT$2,208 thousand (US$69 thousand), respectively.

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

CHANTEK ELECTRONIC CO., LTD.

Chantek has been our consolidated subsidiary since April 2004. On November 21, 2005, Chantek merged into ChipMOS Taiwan, with ChipMOS Taiwan as the surviving entity. For additional information regarding the merger, see “Item 4. Information on the Company—Our Structure and History—ChipMOS TECHNOLOGIES INC”.

ThaiLin Semiconductor Corp.

On March 4, 2008, ChipMOS Taiwan made a loan in an amount of NT$145 million that bears interest at a rate of 4.69% per annum to Kolin, a major shareholder of ThaiLin. The loan is secured by a pledge by Kolin of 11 million common shares of ThaiLin. On August 22, 2008, Kolin repaid NT$15 million of the loan. On December 23, 2008, ChipMOS Taiwan notified Kolin to proceed with the transfer of the collateral’s ownership, the payment of unpaid loan and interest accrued in the amount of NT$130 million, and the payment of interest incurred due to loan repayment default under the loan. On January 20, 2009, Kolin informed ChipMOS that it could not fulfill request made by ChipMOS, including the transfer of shares since it is prohibited to do so under an interim restrictive order of disposition. Subsequently, Kolin was granted on March 27, 2009, pursuant to a ruling of Taiwan District Court on (Civil Ruling no.7 and No.9 of 2009), the approval for its reorganization and declaration of creditor’s rights application. Therefore, such shares shall still be deemed as the creditor’s collateral. ChipMOS made the creditor’s rights application on April 21, 2009.

As of March 31, 2010, ThaiLin held 6,493,998 of our outstanding shares, corresponding to 7.1% of all of our outstanding shares. ThaiLin’s current holding includes 4,060,633 shares or 4.5% of our outstanding shares acquired pursuant to ThaiLin’s enforcement of the collateral provided by ProMOS under the Stock Pledge Agreement dated December 3, 2008 entered into between ThaiLin and ProMOS, 2,025,455 shares or 2.2% of our outstanding shares accumulated from the Rule 10b5-1/10b-18 securities purchase program launched in December 2008, and 407,910 shares or 0.4% of our outstanding shares acquired pursuant to the interest shares payment of those holding the 2009 Notes.

ThaiLin has been our consolidated subsidiary since December 2003. On December 1, 2005, ChipMOS Logic merged into ThaiLin, with ThaiLin as the surviving entity. See, “Item 4. Information on the Company— Our Structure and History—ThaiLin Semiconductor Corp.”

ProMOS Technologies Inc.

As of March 31, 2010, Mosel directly and indirectly owned 12.0% of ProMOS. Following the transfer of Mosel’s DRAM business to ProMOS in 2003, sales to ProMOS accounted for 29% of our net revenue in 2007, 18% of our net revenue in 2008 and 6% of our net revenue in 2009.

On July 1, 2003, ChipMOS Taiwan entered into a long-term agreement with ProMOS, under which ChipMOS Taiwan reserves a specified amount of capacity for DRAM testing and assembly services to ProMOS and under which ProMOS guarantees to place orders in the amount of the reserved capacity. This agreement was superseded in July 2007, when ChipMOS Taiwan and ProMOS entered into a new long-term agreement with similar terms and conditions, except that under the new agreement, ProMOS will give ChipMOS six month rolling forecast on testing and assembly service orders to be placed to us, and ProMOS guarantees that such orders will represent no less than certain percentage of ProMOS’ total production volume of these products (excluding OEM products). The price for the services of ChipMOS Taiwan under this agreement will be agreed upon quarterly, subject to certain price adjustments. If ChipMOS Taiwan is unable to test and assemble the agreed number of DRAM, ProMOS may use a third party to cover the shortfall and ChipMOS Taiwan may be liable for, among other damages, any operation loss of ProMOS caused by such delay or any additional costs in using a third party to cover the shortfall. If ProMOS fails to place orders in the amount of the reserved capacity, ChipMOS Taiwan is entitled to damages calculated based on the difference between the value of the reserved capacity and the value of the actual used capacity, provided that the value of the capacity by ChipMOS Taiwan that has been used for other customers shall be deducted. In March 2008, ProMOS failed to place orders in the amount of the reserved capacity. In November 2008, we entered into a revised subcontracting contract with ProMOS by requiring ProMOS to provide wafers with a value of 80% of the subcontracting fee as collateral. In May 2009, a further revised subcontracting contract was entered into by and between us and ProMOS under which ProMOS provided us with wafer as pledge and Work-In-Process, or WIP and existing finished goods as lien material. Part of ProMOS’ receivables will be recovered through sales of the pledged wafer and lien material back to ProMOS with a discount to market price, and the remaining outstanding accounts receivables will be secured by equipment mortgage under the same contract arrangement. Effective March 2009, we started to request prepayment from ProMOS. See Note 20 to our audited consolidated financial statements contained in this Annual Report on Form 20-F.

Rental revenue from ProMOS in 2007 was NT$16 million. We received no rental revenue from ProMOS in 2008 and 2009.

Mou-Fu Investment Ltd.

As of March 31, 2010, Mosel held directly a 99.9% equity interest in Mou-Fu. In 2006, we paid Mou-Fu NT$3 million, for the provision of shareholders’ services and NT$2 million for management expenses.

Item 8.	Financial Information

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-63.

Legal Proceedings

In February 2006, ChipMOS Taiwan and ChipMOS USA received notice of a lawsuit filed by Tessera Technologies, Inc., or Tessera. The complaint was initially filed in United States District Court for the Northern District of California (Civil Action No. C05-04063CW), or the California court. In an amended complaint, Tessera added ChipMOS Taiwan and ChipMOS USA, among several other semiconductor companies, as co-defendants. The amended complaint alleges that ChipMOS Taiwan, ChipMOS USA and the other co-defendants infringed certain patents owned by Tessera and that ChipMOS Taiwan is in breach of a license agreement with Tessera, or the Tessera license agreement. Tessera also sought unspecified damages and injunctive relief. ChipMOS Taiwan and ChipMOS USA have responded to the lawsuit by denying Tessera’s claims of patent infringement and breach of contract. ChipMOS USA and ChipMOS Taiwan have also raised various counterclaims for declaratory judgment and related affirmative defenses that the Tessera patents are invalid and unenforceable. In May 2007, the California court, with the concurrence of ChipMOS Taiwan and ChipMOS USA, stayed all litigation in the California court as a result of a related investigation by the International Trade Commission, or ITC, initiated by Tessera against certain other co-defendants. In addition, a co-defendant in the Tessera lawsuit requested the United States Patent and Trademark Office to reexamine the patentability of each of Tessera’s patents that are at issue in the case in the California court. The requests were granted and, in February 2007, the U.S. Patent and Trademark Office concluded that certain claims of the patents were invalid on the basis of prior art. In April 2008, ChipMOS Bermuda, ChipMOS USA and ChipMOS Taiwan received notice that Tessera requested the ITC to initiate another investigation alleging that the sale for and after importation into the United States as well as importation into the United States of certain small format non-tape based BGA semiconductor packages by ChipMOS Bermuda, ChipMOS Taiwan and ChipMOS USA infringe three of the five Tessera patents at issue in the case pending in the California court. Tessera sought, among other things, an investigation by the ITC and general exclusion orders to prohibit the infringing products from entry into the United States. The ITC initiated the investigation in May 2008. On March 13, 2009, after the close of discovery, Tessera submitted a request to terminate the proceedings at the ITC, which the judge granted on July 17, 2009. No petitions for review were filed. The ITC issued an order to terminate the investigation on August 7, 2009. The stayed litigations in the Northern District of California and the Eastern District of Texas may resume once the ITC completes a companion investigation against other companies. Our counsel has not formed an opinion as to the outcome of the case.

In September 2007, ChipMOS and ChipMOS Taiwan filed five lawsuits against Walton Advanced Engineering, Inc. and Walton Chaintech Corporation in Taiwan Kaohsiung District Court and Taiwan Banciao District Court, alleging infringement by these two companies of ChipMOS Taiwan’s package related patents for SDRAM, DDR I SDRAM and DDR II SDRAM devices. ChipMOS and ChipMOS Taiwan have reached an official settlement agreement with Walton Advanced Engineering, Inc. and Walton Chaintech Corporation on April 29, 2010 to withdraw all the patent infringement lawsuits and invalidation complaints between each other without any condition related to compensation.

In April 1999, Motorola, Inc. (“Motorola”) and ChipMOS Taiwan entered into an immunity agreement (the “Agreement”) whereby each party covenanted not to sue each other for the use of certain Ball Grid Array (“BGA”) patents. In December 2004, Motorola spun off its semiconductor division, and thereby formed Freescale Semiconductor, Inc. (“Freescale”), who then assumed Motorola’s rights and obligations under the Agreement. On October 16, 2006, Freescale unilaterally terminated the Agreement, alleging that ChipMOS Taiwan breached the Agreement. ChipMOS Taiwan argued that Freescale’s unilateral termination of the Agreement has no legal effect, and continues to accrue royalty payments for products it believes are covered by the Agreement. The payments previously returned by Freescale and accrued by ChipMOS Taiwan have been deposited in a separate escrow account. On July 13, 2009, Freescale alleged that ChipMOS Taiwan breached the Agreement by failing to pay royalties on certain BGA packages assembled by ChipMOS Taiwan. ChipMOS Taiwan filed an answer to deny all allegations, and also filed counterclaims against Freescale alleging that Freescale engaged in patent misuse by seeking to obtain royalties on certain of ChipMOS Taiwan’s BGA products that were not covered by any Freescale patent included under the Agreement, and for declaratory judgment of patent non-infringement and invalidity. On December 11, 2009, Freescale filed a motion to dismiss the declaratory judgment counterclaims filed by ChipMOS Taiwan and to stay all other patent related claims and issues until its breach of contract claims could be decided. That motion and the initial case management conference were held on March 5, 2010 and the motions were deemed submitted. A further case management conference is schedule for June 11, 2010. As of March 31, 2010, no trial date has been scheduled. The Company’s counsel has not formed any opinion as to the outcome of the case.

Pursuant to the long-term service agreement we have entered into with Spansion in September 2005, Spansion agreed to provide ChipMOS with six month rolling forecast on testing and assembly service orders to be placed to us. In January 2009, Spansion has defaulted on its payment obligations under the long-term service agreement and ChipMOS has subsequently terminated the long-term service agreement with Spansion on February 19, 2009. On March 1, 2009, Spansion has filed for a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On January 25, 2010, ChipMOS Taiwan entered into a Transfer of Claim Agreement to sell to Citigroup the general unsecured claim reflected in the proof of claim against Spansion filed by ChipMOS Taiwan in U.S. Bankruptcy Court. In February 2010, we received payment of approximately US$33 million from an escrow agent for the sale of accounts receivable for testing and assembly services provided to Spansion in the amount of approximately US$66 million to US$70 million, which was based the Transfer of Claim Agreement. See “Item 4. Information on the Company— Customers”.

On December 28, 2009, Fulcrum Credit Partners LLC (“Fulcrum”) filed a complaint in Texas state court against ChipMOS Taiwan, ChipMOS USA and Citigroup alleging breach of contract, promissory estoppel, unjust enrichment and a claim for declaratory judgment, arising from Fulcrum’s alleged oral agreement to purchase ChipMOS Taiwan’s claims against Spansion. ChipMOS Taiwan was not served, though ChipMOS USA was served. ChipMOS Taiwan was of the opinion that Fulcrum did not follow the proper procedures and therefore ChipMOS Taiwan has no obligation to sell the claim to Fulcrum. On January 22, 2010, ChipMOS USA responded by removing the complaint to the U.S. District Court for the Western District of Texas. On January 29, 2010, ChipMOS USA filed a motion to transfer venue to the Delaware Bankruptcy Court. Fulcrum filed its opposition to the transfer motion, and argument was held in the Western District of Texas. On February 17, 2010, Fulcrum filed an amended complaint in federal court alleging breach of contract and unjust enrichment claims against ChipMOS Taiwan and ChipMOS USA. On March 3, 2010, ChipMOS USA moved for dismissal from federal court, asserting, inter alia, a complete defense in that the alleged contract does not exist and, even if it did, ChipMOS USA was not a party, since ChipMOS Taiwan was not served with the amended complaint. Fulcrum filed its response to the motion to dismiss on March 15, 2010. As of March 31, 2010, this lawsuit was pending.

Other than the matters described above, we were not involved in any material litigation in 2009 and are not currently involved in any material litigation.

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

Listing

Since February 18, 2010, the NASDAQ Capital Market has been the principal trading market for our common shares, which are not listed or quoted on any other markets in or outside the United States. Our common shares were formerly quoted on the NASDAQ Global Market (formerly the NASDAQ National Market) under the symbol “IMOS” since June 19, 2001, and our common shares were formerly quoted on the NASDAQ Global Select Market since July 1, 2006. The CUSIP number for our common shares is “G2110R106”. As of March 31, 2010, there were 91,231,618 common shares issued and outstanding. The table below sets forth, for the periods indicated, the high, low and average closing prices on the NASDAQ National Market, the NASDAQ Global Select Market or the NASDAQ Capital Market for our common shares.

	NASDAQ(1) Price per share (US$)
	High	Low	Average
2005	7.55	4.80	6.21
2006	8.10	5.45	6.35
2007	7.89	4.11	6.42
2008	4.10	0.19	2.33
First Quarter	4.10	2.67	3.39
Second Quarter	3.40	2.78	3.13
Third Quarter	3.13	1.70	2.37
Fourth Quarter	1.64	0.19	0.48
2009	0.99	0.20	0.61
First Quarter	0.46	0.20	0.29
Second Quarter	0.83	0.38	0.62
Third Quarter	0.99	0.58	0.75
November	0.82	0.67	0.74
December	0.75	0.68	0.71
Fourth Quarter	0.94	0.67	0.77
2010
January	0.82	0.67	0.75
February	0.72	0.63	0.68
March	0.78	0.60	0.72
First Quarter	0.82	0.60	0.72
April	1.86	0.75	1.11
May (through May 28, 2010)	1.92	1.51	1.70

Item 10.	Additional Information

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

Preferred Shares

Currently there are no specific rights attached to the preferred shares. The specific rights of the preferred shares could include rights, preferences or privileges in priority to our common shares and the establishment of such rights or the delegation to the board of directors to establish such rights will need to be approved by our shareholders. As of March 31, 2010, no preferred shares have been issued by our company.

Bermuda Law

We are an exempted company organized under the Bermuda Companies Act. The rights of our shareholders are governed by Bermuda law and our memorandum of association and bye-laws. The Bermuda Companies Act differs in some material respects from laws generally applicable to United States corporations and their shareholders.

Dividends

Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities, issued share capital and share premium accounts. The holders of common shares are entitled to receive dividends out of assets legally available for such purposes at times and in amounts as our board of directors may from time to time determine. Any dividend unclaimed for a period of six years from its date of declaration will be forfeited and will revert to our company.

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

Rights in Liquidation

Under Bermuda law, in the event of liquidation or winding-up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred shares, the proceeds of the liquidation or winding-up are distributed pro rata in specie or in kind among the holders of our common shares in accordance with our bye-laws.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general shareholders’ meeting as an Annual General Meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under our bye-laws, we must give each shareholder written notice at least five days prior to the annual general meeting, unless otherwise agreed by all shareholders having the right to vote at that annual general meeting, and written notice at least five days prior to any special general meeting, unless otherwise agreed by a majority of shareholders having a right to vote at that special general meeting, and together holding at least 95% of the paid-up capital of the company carrying the right to vote at that meeting.

Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of the company. Our bye-laws provide that at least two shareholders present in person or by proxy and holding shares representing at least 50% of the total voting rights of all shareholders having the right to vote at the meeting constitute a quorum. Our bye-laws further provide that, in respect of a general meeting adjourned for lack of quorum, at least two shareholders present in person or by proxy holding shares representing 33 1/ 3% of the total voting rights of all shareholders having the right to vote at the meeting constitute a quorum.

Access to Books and Records and Dissemination of Information

Under Bermuda Law, members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s certificate of incorporation, its memorandum of association (including its objects and powers), and any alteration to its memorandum of association and documents relating to an increase or reduction of authorized capital. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which, unless agreed by all shareholders and directors, must be laid before the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain a share register in Hamilton, Bermuda and a branch register in New Jersey, USA. A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

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

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may, with the consent of the Minister of Finance of Bermuda (if required), be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Our bye-laws, other than the bye-law separating our board of directors into three classes, may be amended by the board of directors if the amendment is approved by a majority of votes cast by our directors and by our shareholders by a resolution passed by a majority of votes cast at a general meeting. Any amendment to our bye-law separating a board of directors into three classes must be approved by our board of directors and by shareholders of shares representing at least 60% of our outstanding shares.

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

Appraisal Rights and Shareholder Suits

Under Bermuda law, in the event of an amalgamation of two Bermuda companies, a shareholder who did not vote in favour of the amalgamation and who is not satisfied that fair value has been paid for his or her shares may apply to the Bermuda Court to appraise the fair value of those shares. The Bermuda Companies Act provides that, subject to the terms of a company’s bye-laws, the amalgamation of a Bermuda company with another company requires the amalgamation agreement to be approved by the board of directors and, except where the amalgamation is between a holding company and one or more of its wholly-owned subsidiaries or between two or more wholly-owned subsidiaries, by meetings of the holders of shares of each company and of each class of such shares at a meeting of the shareholders by seventy-five percent of the members present and entitled to vote at that meeting in respect of which the quorum shall be two persons holding or representing at least one-third of the issued shares of each company or class, as the case may be. Under our bye-laws, any resolution proposed for consideration at any general meeting to approve the merger, amalgamation or any other consolidation of our company with any other company, wherever incorporated shall require the approval of our shareholders holding shares representing at least 70% of the total voting rights of all our shareholders, and the quorum to be at least 2 shareholders present in person or by proxy holdings hares representing at least 50% of the total voting rights of all the shareholders.

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

The BMA, has designated us as non-resident for exchange control purposes. The BMA has granted its consent under the Exchange Control Act 1972 and regulations promulgated thereunder for the issue or transfer to non-residents of Bermuda for exchange control purposes of our common shares, subject to the common shares remaining quoted on the NASDAQ Capital Market.

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

Share Issuance and Transfer

We have been designated as a non-resident for exchange control purposes by the BMA, whose permission for the issuance and transfer of common shares has been obtained subject to the common shares being quoted on the NASDAQ Capital Market.

The transfer of common shares between persons regarded as non-resident in Bermuda for exchange control purposes and the issuance of shares after the completion of the currently contemplated offering of our common shares to those persons may be effected without specific consent under the Exchange Control Act 1972 of Bermuda and regulations thereunder subject to the common shares remaining quoted on the NASDAQ Capital Market. Issuance and transfer of shares to any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act 1972.

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

Transfer Agent and Registrar

Appleby Management (Bermuda) Ltd. (formerly known as Reid Management Limited) serves as our principal registrar and transfer agent in Bermuda for the common shares. Mellon Investor Services, LLC serves as our United States transfer agent and registrar for the common shares.

Material Contracts

We have entered into the following contracts within the two years preceding the date of this Annual Report on Form 20-F that are or may be material:

•

Registration rights agreements, dated December 18, 2009, by and between the Company and PacMOS and six individual noteholders, pursuant to which we granted certain registration rights for our common shares converted from the convertible notes or paid in certain other payments such as interest and a make-whole amount.

•

A registration rights agreement, dated December 24, 2009, by and between the Company and ThaiLin, pursuant to which we granted to ThaiLin certain registration rights for our common shares converted from the convertible notes or paid in certain other payments such as interest and a make-whole amount.

•

On February 26, 2010, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Siliconware Precision to sell to Siliconware Precision our holding of 133,000 thousand common shares of ChipMOS Taiwan with a consideration of approximately NT$1,630,000 thousand (approximately US$51,000 thousand). The purchase shares represent approximately 15.8% of the total number of ChipMOS Taiwan’s outstanding shares. Under the terms and conditions of the Share Purchase Agreement, Siliconware Precision will pay the purchase price in four installments to ChipMOS Bermuda, with the final installment scheduled to be paid on or about March 31, 2011.

•

On February 26, 2010, ChipMOS Taiwan entered into an equipment purchase agreement (the “Equipment Purchase Agreement”) with Siliconware Precision to purchase its DRAM testers and LCD driver assembly and test equipment with a purchase price of approximately NT$1,630,000 thousand (approximately US$51,000 thousand). Under the terms and conditions of the Equipment Purchase Agreement, ChipMOS Taiwan will pay the purchase price in four installments to Siliconware Precision, with the final installment scheduled to be paid on or before March 31, 2011. All of the purchased equipment will be shipped to and installed at ChipMOS’ plant no later than July 31, 2010.

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

Interest Rate Risks

As of December 31, 2009, we had aggregate debt outstanding of NT$18,116 million (US$567 million), which was incurred for capital expenditure and general operating expenses. Of our outstanding debt as of December 31, 2009, 83% bears interest at variable rates. The interest rate for the majority of our variable rate debt varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debt had an annual weighted average interest rate of 2.4% as of December 31, 2009. Accordingly, we have cash flow and earnings exposure due to market interest rate changes for our variable rate debt. An increase in interest rates of 1% would increase our annual interest charge by NT$150 million (US$5 million) based on our outstanding indebtedness as of December 31, 2009.

As of December 31, 2008 and 2009, ChipMOS Taiwan had no interest rate swap agreements outstanding. ChipMOS Taiwan had entered into five interest rate swap agreements during the year of 2004 and 2005. On October 4, 2005, ChipMOS Taiwan terminated the swap with a notional amount of NT$300 million, which was entered into on October 13, 2004, and entered into two interest rate swap agreements each with a notional amount of NT$100 million, which were terminated on November 8, 2005 and December 5, 2005, respectively. On November 2, 2005, ChipMOS Taiwan entered into an interest rate swap agreement with a notional amount of NT$200 million, which was terminated on November 4, 2005. On November 4, 2005, the swap with a notional amount of NT$500 million, which was entered into on July 28, 2004, was also terminated. For these swaps, the difference in interest rates is calculated quarterly and credited or charged in the current period. In 2005, we recognized as NT$11 million of non-operating expense as a result of the swaps.

Foreign Currency Exchange Rate Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the Japanese yen and the US dollar. As of December 31, 2009, 59% of our accounts receivable are denominated in US dollars and Japanese yen, and 23% of our accounts payable and payables for properties are denominated in Japanese yen and US dollars. To minimize foreign currency exchange risk, from time to time we utilize forward exchange contracts and foreign currency options to hedge our exchange rate risk on foreign currency assets or liabilities positions. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average depreciation of the NT dollar against all other relevant foreign currencies of 5% would increase our annual exchange loss by NT$79 million (US$2 million) based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2009. As of December 31 2007, 2008 and 2009, we had no outstanding forward exchange or foreign currency option contracts. Our net gains on forward exchange contracts were NT$123 thousand, nil and nil for the years ended December 31, 2007, 2008 and 2009, respectively.

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

Disclosure Controls and Procedures. An evaluation was carried out under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934). Based upon that evaluation, the chief executive officer and chief financial officer concluded that these disclosure controls and procedures were effective as of December 31, 2009.

Management’s Annual Report on Internal Control Over Financial Reporting. Management’s Report on Internal Control Over Financial Reporting is set forth below.

Management’s Report on Internal Control Over Financial Reporting

June 4, 2010

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

As of December 31, 2009, the Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting as of December 31, 2009 was effective.

Moore Stephens, an independent registered public accounting firm, has audited our consolidated financial statements included in the Annual Report of the Company on Form-20F for the year ended December 31, 2009 and has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2009. The attestation report is set forth in “Item 18. Financial Statements”.

/s/ Shih-Jye Cheng		/s/ Shou-Kang Chen
Name:	Shih-Jye Cheng	Name:	Shou-Kang Chen
Title:	Chairman and Chief Executive Officer	Title:	Chief Financial Officer

Changes in Internal Control Over Financial Reporting. During 2009, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The table below summarizes the aggregate fees that we paid or accrued for services provided by Moore Stephens for the years ended December 31, 2008 and 2009.

	2008		2009
	(In thousands)
Audit Fees	NT$	11,564	NT$	11,055

Audit Related Fees		—		—

Tax Fees		—		—

All Other Fees		—		—

Total	NT$	11,564	NT$	11,055

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. For 2008 and 2009, this category primarily includes the audit of our financial statements and our internal control over financial reporting contained in this Annual Report on Form 20-F.

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

On November 15, 2008, the Board of our subsidiary, ThaiLin, approved and subsequently implemented a securities purchase program to purchase through a broker our common shares as an affiliated purchaser, in accordance with the requirements of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended, with a maximum purchase amount of US$3 million. In addition, the chairman and chief executive officer of the Company, Mr. Shih-Jye Cheng implemented a separate securities purchase program to purchase through a broker our common shares as an affiliated purchaser in accordance with the requirement of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended, with a maximum purchase amount of US$500 thousand. Both purchase programs were terminated in August 2009.

The table sets forth certain information about the purchase of our common shares under these affiliated purchasers’ purchase programs for the year ended December 31, 2009.

Purchases of Equity Securities by Affiliated Purchasers

Purchasers	Total Number of Shares Purchased	Average Price Paid Per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (US$ Million)
January-August, 2009
Purchases by ThaiLin	1,828,055	0.41	1,828,055	—
January-August, 2009
Purchases by Shih-Jye Cheng	304,776	0.41	304,776	—

Total	2,132,831		2,132,831	—

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Our corporate governance practices are governed by applicable Bermuda law, specifically, the Bermuda Companies Act, and our memorandum of association and bye-laws. Also, because our securities are listed on the NASDAQ, we are subject to corporate governance requirements applicable to NASDAQ-listed foreign private issuers under NASDAQ listing rules.

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

5640	Shareholder voting rights requirements.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

PART III

Item 17.	Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

The financial statements and related information of the Company are located at pages F-1 to F-63.

Item 19.	Exhibits

Exhibits	Description
1.1	Memorandum of Association of ChipMOS TECHNOLOGIES (Bermuda) LTD.(1)

1.2	Bye-laws of ChipMOS TECHNOLOGIES (Bermuda) LTD. (10)

2.1	Certificate of Incorporation of ChipMOS TECHNOLOGIES (Bermuda) LTD., dated August 15, 2000.(1)

4.1	Joint Venture Agreement, dated July 14, 1997, between Mosel Vitelic Inc. and Siliconware Precision Industries Co., Ltd. (1)

4.2	Asset Sales Agreement, dated June 14, 1999, between Microchip Technology Taiwan and ChipMOS TECHNOLOGIES INC.(1)

4.3	Tessera Compliant Chip License Agreement, dated April 20, 1999, between Tessera Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.4	License Agreement, dated April 1, 1999, between Fujitsu Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.5	Sales Agreement, dated February 10, 2000, between Sharp Corp. and ChipMOS TECHNOLOGIES INC. (1)

4.6	Raw Materials Processing Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.7	Raw Materials Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.8	Integrated Circuit Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.9	Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.10	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC. (1)

4.11	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC. (1)

4.12	Land Lease Agreement, dated September 1, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC. (1)

4.13	Purchase Agreement, dated July 31, 1997, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc.(1)

4.14	Form of Share Exchange Covenant Letter from the Company to the Shareholders.(1)

4.15	Amendment to the Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC, dated September 1, 2001.(2)

4.16	Purchase Agreement, dated October 15, 2003, between ChipMOS TECHNOLOGIES INC. and DenMOS Technology Inc.(2)

4.17	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Ron How Investment Corp. (English Translation)(3)

4.18	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Yuan Shan Investment Corp. (English Translation)(3)

4.19	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc. (English Translation)(3)

4.20	Laser Stamping Machine Lease Agreement, dated November 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.21	Automatic Stamping Machine Lease Agreement, dated December 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.22	Raw Materials Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.23	Integrated Circuit Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.24	Technology Transfer Agreement, dated December 24, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.25	Tester Equipment Lease Agreement, dated November 14, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.26	Tester Equipment Lease Agreement, dated December 3, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.27	Joint Engagement Letter, undated, by and among Ultima Electronics Corp., ChipMOS TECHNOLOGIES INC. and Sun-Fund Securities Ltd. (English Translation)(3)

4.28	Lease Agreement, dated June 1, 2002, between ChipMOS TECHNOLOGIES INC. and SyncMOS Technologies, Inc. (English Translation)(3)

4.29	Technology Transfer Agreement, dated August 1, 2002, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES (Shanghai) LTD.(3)

4.30	Promissory Note from Modern Mind Technology Limited to Jesper Limited, dated November 4, 2002.(3)

4.31	Deed of Variation, dated December 2, 2002, between Modern Mind Technology Limited and Jesper Limited.(3)

4.32	Deed of Assignment, dated December 27, 2002, between Jesper Limited and ChipMOS TECHNOLOGIES (Bermuda) LTD. (3)

4.33	Deed of Assignment, dated June 25, 2003, between Jesper Limited and ChipMOS TECHNOLOGIES INC.(3)

4.34	Agreement, dated May 3, 2003, between Jesper Limited and Modern Mind Technology Limited.(3)

4.35	Master loan agreement, dated July 12, 2004, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Modern Mind Technology Limited and Jesper Limited.(5)

4.36	Cooperation Agreement, dated March 27, 2002, between Shanghai Qingpu Industrial Zone Development (Group) Company and ChipMOS TECHNOLOGIES (Bermuda) LTD. (English Translation) (3)

4.37	Deed of assignment, dated December 17, 2003, between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.38	Supplemental deed of assignment, dated May 14, 2004 between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.39	Second supplemental deed of assignment, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.40	Assignment agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (4)

4.41	Supplemental assignment agreement, dated May 14, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (4)

4.42	Second supplemental assignment agreement, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.43	Patent license agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(4)

4.44	Supplemental patent license agreement dated July 8, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.45	Second supplemental patent license agreement dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.46	Third supplemental patent license agreement dated December 30, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.47	Assembly and Testing Service Agreement, dated November 27, 2005, between ChipMOS TECHNOLOGIES INC. and Spansion LLC.(6)

4.48	Share Purchase and Subscription Agreement, dated February 13, 2007, among ChipMOS TECHNOLOGIES (Bermuda) LTD., ChipMOS TECHNOLOGIES INC. and Siliconware Precision Industries Co., Ltd. (7)

4.49	Registration Rights Agreement, dated March 27, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and Siliconware Precision Industries Co., Ltd. (7)

4.50	Share Exchange Agreement, dated as of April 12, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (9)

4.51	Assignment Agreement, dated April 12, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(8)

4.52	Form of Change In Control Severance Agreement.(9)

4.53	Southern Taiwan Science Park Administration Land Lease Agreement, dated June 1, 2007, between Southern Taiwan Science Park Administration and ChipMOS TECHNOLOGIES INC. (English Translation) (9)

4.54	Second Amendment to Assembly and Test Service Agreement, dated July 16, 2007, by and between Spansion LLC and ChipMOS TECHNOLOGIES INC. (9)

4.55	Service Agreement for Integrated Circuit Products, dated July 17, 2007, by and between ProMOS Technologies Inc. and ChipMOS TECHNOLOGIES INC. (English Translation) (9)

4.56	Registration Rights Agreement, dated August 8, 2007, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Giant Haven Investment Limited, ProMOS Technologies Inc. and Powertech Technology Inc. (9)

4.57	Third Amendment to Assembly and Test Services Agreement, dated November 30, 2007, by and between Spansion LLC and ChipMOS TECHNOLOGIES INC. (9)

4.58	Science Park Administration Land Lease Agreement, dated December 1, 2007, between Science Park Administration and ChipMOS TECHNOLOGIES INC. (English Translation) (9)

4.59	Lease Agreement, dated April 2, 2008, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation) (9)

4.60	Master Lease Agreement and Addendums to the Master Lease Agreement, dated November 9, 2009, between ChipMOS TECHNOLOGIES INC. and GE Money Taiwan Limited.

4.61	Transfer of Claim Agreement, dated January 25, 2010, between ChipMOS TECHNOLOGIES INC. and Citigroup Financial Products Inc.

4.62	Share Purchase Agreement, dated February 26, 2010, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and Siliconware Precision Industries Co., Ltd.

4.63	Equipment Purchase Agreement, dated February 26, 2010, between ChipMOS TECHNOLOGIES INC. and Siliconware Precision Industries Co., Ltd.

8.1	List of principal subsidiaries of ChipMOS TECHNOLOGIES (Bermuda) LTD.

11.1	Code of Business Conduct and Ethics.(4)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

15.1	Consent of independent registered public accounting firm.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-13218), filed on February 28, 2001.
(2)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2002.
(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 30, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2004.
(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 29, 2005.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-130230), filed on December 9, 2005.
(7)	Incorporated by reference to Schedule 13D filed with the United States Securities and Exchange Commission by Siliconware Precision Industries Co., Ltd. on April 4, 2007.
(8)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 8 2007.
(9)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 6, 2008.
(10)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 4, 2009.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and it has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei, Taiwan, Republic of China, on June 4, 2010.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

By:	/s/ Shih-Jye Cheng
Name:	Shih-Jye Cheng
Title:	Chairman and Chief Executive Officer

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ChipMOS TECHNOLOGIES (Bermuda) LTD.

We have audited the accompanying consolidated balance sheets of ChipMOS TECHNOLOGIES (Bermuda) LTD. and subsidiaries (collectively, the “Company”) (see Note 1) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009, all expressed in New Taiwan dollars. We have also audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

Report of Independent Registered Public Accounting Firm (continued)

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the Republic of China. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Treadway Commission (COSO).

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2009, and the determination of equity and financial position at December 31, 2009 and 2008, to the extent summarized in Note 26.

Certified Public Accountants
Hong Kong

March 17, 2010

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2009 (Notes 1 and 18)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31,
	2008	2009
	NT$	NT$	US$ (Note 3)
ASSETS
CURRENT ASSETS

Cash and cash equivalents	6,651,909	3,884,828	121,591
Restricted cash and cash equivalents (Note 21)	59,485	243,849	7,632
Financial assets at fair value through profit and loss (Notes 2 and 4)	102,137	119,027	3,725
Held-to-maturity financial assets (Notes 2 and 5)	250,000	—	—
Investments with no active market (Notes 2, 8 and 21)	100,000	100,000	3,130
Notes receivable
Related parties (Note 20)	195,000	—	—
Third parties	14,174	27,931	874
Accounts receivable - net of allowance for doubtful receivables and sales return allowances of NT$2,423,978 in 2008 and NT$2,407,172 in 2009 (Notes 2 and 6)
Related parties (Note 20)	359	205	6
Third parties	1,296,525	2,441,765	76,425
Other receivables - net of allowance for doubtful receivables and sales return allowances of NT$9,035 in 2008 and NT$529,758 in 2009 (Notes 2 and 6)
Related parties (Note 20)	30,000	—	—
Third parties	172,239	130,131	4,073
Inventories - net (Notes 2 and 7)	1,001,529	862,064	26,982
Deferred income tax - net (Notes 2 and 19)	355,716	356,310	11,152
Prepaid expenses and other current assets	265,194	265,123	8,298

Total Current Assets	10,494,267	8,431,233	263,888

LONG-TERM INVESTMENTS (Notes 2, 8 and 21)
Financial assets carried at cost	137,834	19,966	625
Investments with no active market	300,000	200,000	6,260

Total long-term investments	437,834	219,966	6,885

PROPERTY, PLANT AND EQUIPMENT - NET (Notes 2, 9 and 21)
Cost
Land	532,605	532,605	16,670
Buildings and auxiliary equipment	9,473,985	9,371,645	293,322
Machinery and equipment	42,289,143	43,396,295	1,358,256
Furniture and fixtures	1,351,017	1,361,181	42,604
Transportation equipment	44,462	41,720	1,306
Tools	3,045,774	3,123,201	97,753
Leasehold improvements	2,503	2,441	76
Leased equipment (Notes 2, 16 and 21)	—	2,363,168	73,965
Total cost	56,739,489	60,192,256	1,883,952

Accumulated depreciation (Note 9)	(32,310,287)	(38,163,921)	(1,194,489)
Accumulated impairment	(1,472,083)	(1,356,377)	(42,453)
Construction in progress and advance payments	697,821	97,034	3,037

Net Property, Plant and Equipment	23,654,940	20,768,992	650,047

INTANGIBLE ASSETS - NET (Notes 2, 10 and 21)	107,797	102,822	3,218

OTHER ASSETS
Restricted cash and cash equivalents (Note 21)	11,500	—	—
Employee dormitory buildings - net of accumulated depreciation of NT$174,601 in 2008 and NT$200,531 in 2009 (Note 2)	325,052	284,029	8,890
Refundable deposits	35,425	33,797	1,058
Prepaid pension (Notes 2 and 17)	12,604	19,784	619
Deferred income tax - net (Note 2 and 19)	—	213,366	6,678
Others (Note 2)	362,180	282,231	8,833

Total Other Assets	746,761	833,207	26,078

TOTAL ASSETS	35,441,599	30,356,220	950,116

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

December 31, 2008 and 2009 (Notes 1 and 18)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31,
	2008	2009
	NT$	NT$	US$ (Note 3)
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Bank loans (Notes 11 and 21)	2,745,390	2,363,319	73,969
Current portion of long-term loans (Notes 15 and 21)	4,603,637	1,553,949	48,637
Convertible notes (Note 14)	1,541,633	—	—
Deferred credit	2,380	2,323	73
Accounts payable	477,873	737,997	23,098
Other payables
Related parties (Note 20)	13	26	1
Third parties (Note 12)	628,042	696,122	21,788
Income tax payable (Note 2)	1,580	19,658	615
Payables to contractors and equipment suppliers	251,557	201,171	6,297
Capital leases payable (Notes 16 and 21)	—	821,214	25,703
Accrued expenses and other current liabilities (Note 13)	469,437	525,710	16,454

Total Current Liabilities	10,721,542	6,921,489	216,635

LONG-TERM LIABILITIES
Convertible notes (Note 14)	74,128	554,537	17,356
Derivative liabilities (Note 14)	—	129,967	4,068
Capital leases payable (Notes 16 and 21)	—	1,453,791	45,502
Long-term loans (Notes 15 and 21)	9,758,479	11,239,310	351,778

Total Long-Term Liabilities	9,832,607	13,377,605	418,704

OTHER LIABILITIES
Deferred income tax – net (Notes 2 and 19)	233,723	—	—
Deferred credit	102,329	97,575	3,054
Accrued pension cost (Notes 2 and 17)	4,775	3,666	115
Guarantee deposits	3,810	3,668	115

Total Other Liabilities	344,637	104,909	3,284

Total Liabilities	20,898,786	20,404,003	638,623

COMMITMENTS AND CONTINGENCIES (Note 22)

EQUITY (Notes 2 and 18)
Capital stock NT$0.328 (US$0.01) par value
Authorized 250,000 thousand common shares and 75,000 thousand preferred shares
Issued 83,971 thousand common shares (2008: 83,971 thousand common shares)
Outstanding 77,885 thousand common shares (2008: 83,774 thousand common shares)	27,557	27,557	862
Capital surplus	12,784,081	12,860,097	402,507
Deferred compensation	(26,000)	(8,692)	(272)
Accumulated losses	(998,319)	(5,417,002)	(169,546)
Cumulative translation adjustments	433,714	404,517	12,661
Treasury stock	(1,779)	(81,715)	(2,558)

Total Shareholders’ Equity	12,219,254	7,784,762	243,654
Noncontrolling interests	2,323,559	2,167,455	67,839

Total Equity	14,542,813	9,952,217	311,493

TOTAL LIABILITIES AND EQUITY	35,441,599	30,356,220	950,116

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2007, 2008 and 2009 (Notes 1 and 18)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$ (Note 3)
NET REVENUE (Notes 2, 20 and 25)
Related parties	6,915,907	3,122,925	668,906	20,936
Third parties	16,681,691	13,887,237	11,481,402	359,355

Total Net Revenues	23,597,598	17,010,162	12,150,308	380,291

COST OF REVENUE (Notes 20 and 25)
Related parties	5,035,137	3,574,156	885,119	27,703
Third parties	12,408,927	13,395,724	14,776,333	462,483

Total Cost of Revenue	17,444,064	16,969,880	15,661,452	490,186

GROSS PROFIT (LOSS)	6,153,534	40,282	(3,511,144)	(109,895)

OPERATING EXPENSES (Note 20)
Research and development (Note 2)	322,325	435,583	375,283	11,746
General and administrative	1,070,438	885,645	657,802	20,588
Sales and marketing (Notes 2 and 6)	98,328	2,362,686	561,231	17,566

Total Operating Expenses	1,491,091	3,683,914	1,594,316	49,900

INCOME (LOSS) FROM OPERATIONS	4,662,443	(3,643,632)	(5,105,460)	(159,795)

NON-OPERATING INCOME
Gain on embedded derivative	—	—	50,740	1,588
Foreign exchange gain - net (Note 2)	71,092	143,932	14,683	460
Rental (Note 20)	28,062	12,099	12,307	385
Interest (Note 20)	117,060	112,132	37,297	1,167
Cash dividend from financial assets	18,662	—	—	—
Fair value gain on financial assets	—	—	62,674	1,962
Subsidy income	6,338	—	4,128	129
Gain on disposal of property, plant and equipment (Note 2)	9,567	38,634	10,274	322
Gain on disposal of financial assets	23,778	5,954	—	—
Gain on redemption on convertible notes	—	66,808	—	—
Gain on extinguishment of convertible notes	—	—	412,337	12,906
Gain on disposal of land use rights	—	69,524	—	—
Other	151,173	105,898	63,751	1,995

Total Non-Operating Income	425,732	554,981	668,191	20,914

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

For the Years Ended December 31, 2007, 2008 and 2009 (Notes 1 and 18)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$ (Note 3)
NON-OPERATING EXPENSES
Interest	864,949	765,005	439,411	13,753
Financing cost	34,459	35,503	37,081	1,161
Fair value loss on financial assets	84,966	148,569	—	—
Loss on disposal of property, plant and equipment (Note 2)	5,594	2,408	152	5
Loss on redemption of convertible notes	23,384	—	—	—
Impairment loss on long-term investments	8,735	220,183	—	—
Impairment loss on property, plant and equipment	—	1,599,424	25,543	799
Impairment loss on other assets	—	3,460	—	—
Impairment loss on goodwill	—	917,181	—	—
Loss on embedded derivative	18,022	105,110	—	—
Other	54,799	44,889	49,262	1,542

Total Non-Operating Expenses	1,094,908	3,841,732	551,449	17,260

INCOME (LOSS) BEFORE INCOME TAX, NONCONTROLLING INTERESTS AND INTEREST IN BONUSES PAID BY SUBSIDIARIES	3,993,267	(6,930,383)	(4,988,718)	(156,141)

INCOME TAX (EXPENSE) BENEFIT (Notes 2 and 19)	(768,235)	(120,792)	420,662	13,166

INCOME (LOSS) BEFORE NONCONTROLLING INTERESTS AND INTEREST IN BONUSES PAID BY SUBSIDIARIES	3,225,032	(7,051,175)	(4,568,056)	(142,975)

NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INERESTS	(720,007)	143,297	149,373	4,675
INTEREST IN BONUSES PAID BY SUBSIDIARIES	(285,823)	(362,367)	—	—

NET INCOME (LOSS) ATTRIBUTABLE TO ChipMOS	2,219,202	(7,270,245)	(4,418,683)	(138,300)

EARNINGS (LOSS) PER SHARE – BASIC	27.63	(86.66)	(55.84)	(1.75)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – BASIC	80,305	83,894	79,137	79,137

EARNINGS (LOSS) PER SHARE – DILUTED (Note 2)	24.24	(86.66)	(57.54)	(1.80)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – DILUTED (Note 2)	108,207	83,894	89,015	89,015

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2007, 2008 and 2009 (Notes 1 and 18)

(In Thousands of New Taiwan Dollars, Except Number of Shares)

	CAPITAL STOCK ISSUED		CAPITAL SURPLUS	DEFERRED COMPENSATION	RETAINED EARNINGS (ACCUMULATED LOSSES)	CUMULATIVE TRANSLATION ADJUSTMENTS (Note 2)	TREASURY STOCK	NON- CONTROLLING INTERESTS	TOTAL EQUITY

	Shares	Amount
	(Thousands)	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, January 1, 2007	70,196	23,022	9,771,876	(56,574)	4,322,151	68,074	—	8,756,318	22,884,867
Exercise of stock Options	867	284	89,566	—	—	—	—	—	89,850
Issue of shares	12,780	4,211	2,599,168	—	—	—	—	—	2,603,379
Issue of option warrants	—	—	36,874	(12,794)	—	—	—	—	24,080
Repurchase of convertible notes	—	—	(2,657)	—	(611)	—	—	—	(3,268)
Net profit for 2007	—	—	—	—	2,219,202	—	—	720,007	2,939,209
Adjustment of equity method for long-term investments	—	—	(18,891)	—	(249,734)	—	—	—	(268,625)
Changes in noncontrolling interests	—	—	—	—	—	—	—	(6,230,754)	(6,230,754)
Translation adjustments	—	—	—	—	—	209,390	—	—	209,390

BALANCE, DECEMBER 31, 2007	83,843	27,517	12,475,936	(69,368)	6,291,008	277,464	—	3,245,571	22,248,128

Exercise of stock options	128	40	4,508	—	—	—	—	—	4,548
Issuance of option warrants	—	—	21,743	43,368	—	—	—	—	65,111
Repurchase of convertible notes	—	—	197,299	—	—	—	—	—	197,299
Net loss for 2008	—	—	—	—	(7,270,245)	—	—	(143,297)	(7,413,542)
Adjustment of equity method for long-term investments	—	—	84,595	—	(19,082)	—	—	—	65,513
Changes in noncontrolling interests	—	—	—	—	—	—	—	(778,715)	(778,715)
Stock purchased by a subsidiary	(197)	—	—	—	—	—	(1,779)	—	(1,779)
Translation adjustments	—	—	—	—	—	156,250	—	—	156,250

BALANCE, DECEMBER 31, 2008	83,774	27,557	12,784,081	(26,000)	(998,319)	433,714	(1,779)	2,323,559	14,542,813
Issue of option warrants	—	—	73,292	17,308	—	—	—	—	90,600
Net loss for 2009	—	—	—	—	(4,418,683)	—	—	(149,373)	(4,568,056)
Adjustment of equity method for long-term investments	—	—	2,724	—	—	—	—	—	2,724
Changes in noncontrolling Interests	—	—	—	—	—	—	—	(6,731)	(6,731)
Stock purchase by a subsidiary	(5,889)	—	—	—	—	—	(79,936)	—	(79,936)
Translation adjustments	—	—	—	—	—	(29,197)	—	—	(29,197)

BALANCE, DECEMBER 31, 2009	77,885	27,557	12,860,097	(8,692)	(5,417,002)	404,517	(81,715)	2,167,455	9,952,217

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2007, 2008 and 2009 (Notes 1 and 18)

(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) attributable to ChipMOS	2,219,202	(7,270,245)	(4,418,683)	(138,300)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	6,718,762	6,999,590	6,340,321	198,445
Amortization of intangible and other assets	116,025	174,934	184,275	5,768
Amortization of discount of convertible notes	178,613	184,829	3,737	117
Allowance for doubtful receivables	130,038	2,292,229	1,064,771	33,326
Recovery of allowance for doubtful receivables	(30,095)	(119,815)	(560,854)	(17,554)
Deferred compensation	24,080	65,111	90,600	2,836
Gain on disposal of property, plant and equipment – net	(3,973)	(36,226)	(10,122)	(317)
Gain on disposal of land use right	—	(69,524)	—	—
Gain on extinguishment of convertible notes	—	—	(412,337)	(12,906)
Loss (gain) on redemption of convertible notes	23,384	(66,808)	—	—
Loss (gain) on embedded derivative	18,022	105,110	(50,740)	(1,588)
Impairment loss on long-term investments	8,735	220,183	—	—
Impairment loss on goodwill	—	917,181	—	—
Impairment loss on property, plant and equipment	—	1,599,424	25,543	799
Impairment loss on other assets	—	3,460	—	—
Fair value loss (gain) on financial assets	84,966	148,569	(62,674)	(1,962)
Accrued pension cost	(35,312)	(7,486)	(8,288)	(259)
Deferred income tax – net	(6,758)	(215,608)	(447,683)	(14,012)
Noncontrolling interests	720,007	(143,297)	(149,373)	(4,675)
Changes in operating assets and liabilities
Financial assets at fair value through profit and loss	1,288,549	261,564	102,137	3,197
Notes receivable	3,071	(181,142)	181,243	5,672
Accounts receivable	(803,369)	1,175,360	(1,241,354)	(38,853)
Other receivables	552	(146,822)	(399,651)	(12,509)
Inventories	(93,071)	47,533	137,166	4,293
Prepaid expenses and other current assets	(176,977)	71,050	(238)	(8)
Other assets	22,175	449,802	409	13
Accounts payable	167,605	(502,241)	263,564	8,249
Other payables	53,755	22,157	68,422	2,142
Income tax payable	109,028	(401,283)	18,078	566
Accrued expenses and other liabilities	171,309	(409,554)	65,162	2,040
Deferred credit	(25,477)	(3,809)	(2,404)	(75)

Net Cash Provided by Operating Activities	10,882,846	5,164,226	781,027	24,445

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in restricted cash and cash equivalents	(20,892)	47,135	(172,804)	(5,408)
Proceeds from sales of property, plant and equipment	42,324	113,595	19,080	597
Proceeds from liquidation of a long-term investment	—	—	105,000	3,286
Proceeds from redemption of held-to-maturity financial assets and financial assets with no active market	—	—	350,000	10,955
Proceeds from sales of intangible assets	—	73,709	—	—
Proceeds from sales of employee dormitory buildings	—	—	7,048	221
Acquisitions of:
Long-term investments	(10)	—	—	—
Property, plant and equipment	(6,632,887)	(2,390,911)	(1,244,631)	(38,956)
Deferred assets	(269,573)	(139,505)	(107,771)	(3,373)
Employee dormitory building	(20,107)	(2,025)	(82)	(3)
Subsidiary	(5,305,030)	—	—	—
Decrease (increase) in refundable deposits	(5,909)	1,088	1,628	51

Net Cash Used in Investing Activities	(12,212,084)	(2,296,914)	(1,042,532)	(32,630)

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

For the Years Ended December 31, 2007, 2008 and 2009 (Notes 1 and 17)

(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$ (Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on:
Bank loans	(208,982)	(291,444)	(382,071)	(11,958)
Long-term loans	(297,157)	—	(1,572,518)	(49,218)
Convertible notes	(244,466)	(3,498,282)	(681,958)	(21,344)
Treasury stock	—	(1,779)	(25,085)	(785)
Proceeds from:
Bank loans	395,836	1,787,638	—	—
Convertible notes	—	—	164,710	5,155
Long-term loans	171,730	1,386,370	—	—
Issuance of capital stock	2,693,229	4,548	—	—
Changes in noncontrolling interests	(1,983,687)	(778,715)	(6,731)	(211)
Increase (decrease) in guarantee deposits	1,624	(3,648)	(143)	(4)

Net Cash Provided by (used in) Financing Activities	528,127	(1,395,312)	(2,503,796)	(78,365)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	38,787	46,329	(1,780)	(56)

Net Increase (decrease) in Cash and cash equivalents	(762,324)	1,518,329	(2,767,081)	(86,606)

Cash and cash equivalents, beginning of the year	5,895,904	5,133,580	6,651,909	208,197

Cash and cash equivalents, end of the year	5,133,580	6,651,909	3,884,828	121,591

SUPPLEMENTAL INFORMATION
Income tax paid	665,691	747,551	10,675	334

Interest paid	818,712	641,727	424,964	13,301

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	3,686,216	4,603,637	1,553,949	48,637
Extinguishment of convertible notes (Note 14)	—	—	503,213	15,750

PARTIAL CASH PAID FOR INVESTING ACTIVITIES
Cash paid for acquisition of property, plant and equipment
Total acquisitions	6,093,771	2,188,393	3,479,682	108,910
Increase (decrease) in payables to contractors and equipment suppliers	539,116	202,518	(2,235,051)	(69,954)

	6,632,887	2,390,911	1,244,631	38,956

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS

ChipMOS TECHNOLOGIES (Bermuda) LTD. (ChipMOS Bermuda) was incorporated under the laws of Bermuda on August 1, 2000, and its common shares have been traded on the NASDAQ Global Select Market since June 2001. As of December 31, 2009, ChipMOS Bermuda was 13.33% and 14.50% owned by Mosel Vitelic Inc. (MVI) through its wholly-owned subsidiary, Giant Haven Investment Ltd. and its indirectly-owned subsidiary, Mou-Fu Investment Ltd. (Mou-Fu) and Siliconware Precision Industries Co. Ltd (SPIL). As of December 31, 2009, ChipMOS Bermuda owned 100% (2008: 100%) of the outstanding common shares of ChipMOS TECHNOLOGIES INC. (ChipMOS Taiwan).

ChipMOS Taiwan was incorporated in Taiwan on July 28, 1997 as a joint venture company between MVI and SPIL. Its operations consist of testing and assembly of semiconductors. In connection with a corporate restructuring on January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of ChipMOS Taiwan executed a Purchase and Subscription Agreement whereby they transferred their shares of ChipMOS Taiwan to ChipMOS Bermuda in exchange for 58,342 thousand common shares in ChipMOS Bermuda. The selling shareholders, who previously held an aggregate of 70.25% of the entire outstanding common shares of ChipMOS Taiwan, thus became the holders of the entire outstanding common shares of ChipMOS Bermuda. Because 100% of the outstanding common shares of ChipMOS Bermuda were owned by former shareholders of ChipMOS Taiwan, the exchange of shares has been accounted for as a merger as if ChipMOS Bermuda was the acquirer. Equity and operations attributable to ChipMOS Taiwan shareholders not participating in the exchange offer were reflected as noncontrolling interest in the historical financial statements. In March 2007, ChipMOS Bermuda, ChipMOS Taiwan and SPIL completed a share purchase and subscription transaction whereby ChipMOS Bermuda purchased 100% of SPIL’s equity interest in ChipMOS Taiwan at US$0.75 per share. SPIL also subscribed to 12,174,998 newly issued common shares of ChipMOS Bermuda through a private placement of US$6.28 per share. After the transaction, ChipMOS Taiwan became a 99.14% subsidiary of ChipMOS Bermuda and SPIL owned 14.7% of ChipMOS Bermuda. In September 2007, another share exchange transaction was completed whereby ChipMOS Bermuda offered to exchange one share of ChipMOS Bermuda for 8.4 shares of ChipMOS Taiwan shares. The exchange was completed in September 2007 and ChipMOS Taiwan became a wholly-owned subsidiary of ChipMOS Bermuda. As of December 31, 2009, ChipMOS Bermuda held a 100% interest in ChipMOS Taiwan.

ThaiLin Semiconductor Corp. (ThaiLin) was incorporated on May 15, 1996 and is listed on the GreTai Securities Market in Taiwan. ThaiLin is engaged in wafer and semiconductor testing services. On December 31, 2002, ChipMOS Taiwan acquired an equity interest of 41.8% in ThaiLin. On December 1, 2003, ChipMOS Taiwan obtained controlling influence over ThaiLin’s decisions on its operations, personnel and financial policies. Therefore, ThaiLin has been consolidated into these financial statements from December 1, 2003 in spite of the fact that ChipMOS Taiwan holds an equity interest of less than 50% in ThaiLin. As of December 31, 2009, ChipMOS Taiwan held a 42.87% equity interest in ThaiLin.

ChipMOS Japan Inc. (ChipMOS Japan) was incorporated in Japan in June 1999, and ChipMOS USA Inc. (ChipMOS USA) was incorporated in the United States of America in October 1999. These two companies engage in sales and customer services and all the expenses incurred from these activities are charged to current income. ChipMOS Japan began generating revenue in 2000, while ChipMOS USA began generating revenue in 2001. As of December 31, 2009, ChipMOS Taiwan owned 100% of the outstanding shares of ChipMOS USA. ChipMOS Japan was liquidated in October 2009.

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

The Company’s consolidated financial statements include for 2007, 2008 and 2009, the financial results of ChipMOS Taiwan and its subsidiaries, ThaiLin, ChipMOS Japan and ChipMOS USA, ChipMOS HK and Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai.

Adoption of revised ROC SFAS

Effective January 1, 2009, the Company adopted the newly revised SFAS No. 10, “Accounting for Inventories.” (SFAS No. 10R) The main revisions are (1) inventories are stated at the lower of cost or net realizable value, and inventories are written down to net realizable value on an item-by-item basis except when the grouping of similar or related items is appropriate; (2) unallocated overheads are recognized as expenses in the year in which they are incurred; and (3) abnormal cost, write-downs of inventories and any reversal of write-downs are recorded as cost of sales for the year. Such changes increased cost of revenue by NT$68,334 thousand, which represented an increase in allowance of inventories of NT$68,574 thousand net of a decrease of fixed manufacturing costs of NT$240 thousand.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, accounts and other receivables.

At December 31, 2009, the Company had credit risk exposure of uninsured cash in banks of approximately NT$4,128,677 thousand (US$129,223 thousand).

A substantial portion of revenue is earned from a small number of customers on credit and generally without any requirement of collateral.

The Company had two and one customers that had balances greater than ten percent of total notes and accounts receivable as of December 31, 2008 and 2009, respectively:

	December 31,
	2008	2009
Related party (Note 20)
ProMOS	20%	—
Third party
Spansion LLC (Spansion)	41%	46%

Full allowance was made against all receivables from ProMOS and Spansion in 2008 and 2009.

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

Financial assets/liabilities at fair value through profit and loss

Financial assets and liabilities at fair value through profit and loss include investments and liabilities held for trading purposes and those designated as financial assets/liabilities reported at fair value. Transaction costs directly attributable to the acquisition or issuance of these financial assets and liabilities are expensed immediately as incurred. Subsequent to initial recognition, financial assets and liabilities are remeasured at fair value and the changes shall be recognized in earnings.

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

Inventories

Inventories are stated at the lower of standard cost (which adjusted to approximate weighted average cost on the balance sheet date) or net realizable value. Inventory write-down is made on an item-by-item basis, except where it may be appropriate to group similar or related items. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and necessary selling costs. Prior to January 1, 2009, inventories were stated at the lower of cost or market value. Any write-down was made on a total-inventory basis. Market value represented replacement cost for raw materials and net realizable value for finished goods and work in progress.

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

Translation adjustments resulting from the process of translating the investees’ financial statements into the functional currency of the Company are recorded as cumulative translation adjustments in the statement of changes in equity.

Property, plant and equipment and employee dormitory buildings

Property, plant and equipment and employee dormitory buildings (presented as part of Other Assets) are stated at cost less accumulated depreciation. Major additions, renewals and improvements are capitalized while maintenance and repairs are expensed as incurred.

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

Leased assets

Assets under capital leases are recorded at the lower of the fair value of the leased assets and the present value of the minimum lease payments of such assets. The leased assets are depreciated over the shorter of lease terms or the estimated useful life of the leased assets.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

These policies are consistent with provisions in the Staff Accounting Bulletin No. 101, as revised by No. 104, issued by the United States Securities and Exchange Commission, or U.S. SEC which is now codified as Financial Accounting Statement Board Accounting Standard Codification (FASB ASC) 605.

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

Alternative Minimum Tax (AMT) has been effective in the ROC since January 1, 2006. The calculation base for income tax payment should be either the taxable income calculated by the AMT plus tax exemptions granted under other laws, taxed at the rate of 10% as set by the Executive Yuan of the ROC, or that calculated in accordance with the AMT, whichever is higher. The Company includes the effect of the AMT for ChipMOS Taiwan and ThaiLin in the current income tax provision.

Advertising costs

Advertising costs included in sales and marketing expenses are expensed when incurred.

Foreign-currency transactions

Foreign-currency transactions, except for derivative financial instruments, are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars, or when foreign-currency receivables or payables are settled, are credited or charged to income in the year of conversion or settlement. On the balance sheet dates, the balances of foreign-currency assets and liabilities are restated at the prevailing exchange rates and the resulting differences are charged to current income except those foreign currencies- denominated investments in shares of stock where such differences are accounted for as translation adjustments under equity. ROC SFAS No. 14, “Accounting for Foreign-Currency Transactions,” applies to foreign operations, with the local currency of each foreign subsidiary as its functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: assets and liabilities - current rate; equity - historical rates; income and expenses - weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of equity.

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

The following table reconciles the denominator to calculate basic and diluted earnings (loss) per share:

	December 31,
	2007	2008	2009
	(in thousands)
Basic number of shares	80,305	83,894	79,137
Add: stock options	2,174	—	—
convertible notes	25,728	—	9,878

Diluted number of shares	108,207	83,894	89,015

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table reconciles the numerator to calculate basic and diluted earnings per share:

	Year ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss) attributable to ChipMOS	2,219,202	(7,270,245)	(4,418,683)	(138,300)
Add: interest expense and other income/expenses (net of tax)	403,310	—	(703,046)	(22,005)

Income (loss) attributable to ChipMOS adjusted for the effects of assumed exercise of options and conversion of notes	2,622,512	(7,270,245)	(5,121,729)	(160,305)

Stock-based compensation

Effective January 1, 2008, the Company adopted SFAS No. 39 “Share-based Payment”. Prior to adoption of SFAS No. 39, employee stock-based compensation has been accounted for under the intrinsic value based method. After the adoption of SFAS No. 39, employee stock-based compensation has been measured at the fair value of the options at grant date using an option valuation model. The total stock-based compensation expense resulting from stock options is included in the consolidated statement of operations.

Share appreciation rights have been accounted for using the fair value method. Cash-settled stock appreciation rights have been recognized as a liability.

Bonuses to employees, directors and supervisors

Effective January 1, 2008, the Company adopted Interpretation No. 96-052 issued by the Accounting Research and Development Foundation (No. 96-052). Prior to adoption of No. 96-052, bonuses to employees, directors and supervisors were recorded as an appropriation of retained earnings when they are paid out. After the adoption of No. 96-052, bonuses to employees, directors and supervisors were accrued and recorded in the consolidated statements of operations according to the Company’s Articles of Incorporation.

Convertible notes

Convertible notes issued before January 1, 2006 were accounted for in accordance with SFAS No. 21 “Accounting for Convertible Bonds” and thus, the related interest premium payable and amortization of discount or premium should be recognized.

Convertible notes issued after January 1, 2006 are split into liability and equity components. If a convertible debt instrument has an embedded call or put option feature, the assessment of whether the call or put option is closely related to the host debt contract is made in accordance with SFAS No. 34 “Financial Instruments: Recognition and Measurement”. If the derivatives embedded in the convertible notes are not closely related to the host debt contract, the put and call option features are carried at fair value with gains and losses in earnings.

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

Treasury stock

The Company’s stock held by its subsidiaries is treated as treasury stock. Treasury stock is stated at cost and shown as a deduction in equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount.

3.	TRANSLATION INTO U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2009, which was NT$31.95 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Stock	102,137	119,027	3,725

As of December 31, 2009, ChipMOS Taiwan held nil (2008: 4,201 thousand) shares of common stock of ProMOS and ThaiLin held nil (2008: 3,600 thousand) shares of common stock of ProMOS. (Note 20)

5.	HELD-TO-MATURITY INVESTMENTS

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Bonds	250,000	—	—

The bonds were acquired from ProMOS to offset the receivables from ProMOS. They carry interest at the average of Chunghua Post and Bank of Taiwan’s one year fixed deposit rate plus 1.275% and matured on September 1, 2009. (Note 20)

6.	ALLOWANCE FOR DOUBTFUL RECEIVABLES AND SALES RETURN ALLOWANCES

The changes in the allowances are summarized as follows:

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Balance, beginning of year	160,656	260,599	2,433,013	76,151
Additions	130,038	2,292,229	1,064,771	33,326
Reversal	(30,095)	(119,815)	(560,854)	(17,554)

Balance, end of year	260,599	2,433,013	2,936,930	91,923

The allowance/reversal of allowance for doubtful receivables was recorded in sales and marketing expenses. The allowance/reversal of allowance for sales return was recorded in sales discount and returns in net revenue.

7.	INVENTORIES - NET

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Finished goods	414,166	120,280	3,765
Work in progress	108,787	273,912	8,573
Raw materials	580,718	667,936	20,906

	1,103,671	1,062,128	33,244
Less - allowance for losses	(102,142)	(200,064)	(6,262)

	1,001,529	862,064	26,982

The changes in the inventory valuation allowances are summarized as follows:

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Balance, beginning of year	107,638	63,772	102,142	3,197
Additions	—	41,704	100,150	3,135
Reversals	(43,866)	(3,334)	(2,228)	(70)

Balance, end of year	63,772	102,142	200,064	6,262

8.	LONG-TERM INVESTMENTS

	December 31,
	2008		2009
	Carrying Value	% of Ownership	Carrying Value		% of Ownership
	NT$		NT$	US$
	(in thousands, except percentage interests)
Equity method:
Ultima Technology Corp. (Ultima Technology)	—	30	—	—	30
Cost method:
Best Home Corp. Ltd. (Best Home)	—	19	—	—	19
Sun Fund Securities Ltd. (Sun Fund)	249,167	17	—	—	—
DigiMedia Technologies Co., Ltd. (DigiMedia Cayman)	198,666	11	198,666	6,218	11
Validity Sensors Inc. (preferred shares)	19,956	—	19,956	625	—
Tashee Golf & Country Club	10	—	10	—	—
Less: Accumulated impairment	(329,965)		(198,666)	(6,218)

	137,834		19,966	625
Investments with no active market:
Bonds	400,000	—	300,000	9,390
Less: current portion	(100,000)		(100,000)	(3,130)

	437,834		219,966	6,885

The net income of Ultima Technology for the years ended December 31, 2007, 2008 and 2009 was not accounted for by the Company as the investment was fully impaired since 2006.

The summarized financial information for Ultima Technology is not presented as no financial information is available.

The investment in Ultima Technology was fully impaired as of December 31, 2006.

8.	LONG-TERM INVESTMENTS (continued)

During 2007, impairment losses of NT$8,735 thousand were recognized in respect of investment in Sun Fund.

During 2008, impairment losses of NT$21,517 thousand and NT$198,666 thousand were recognized in respect of investment in Sun Fund and DigiMedia Cayman.

In September 2009, the proceeds of NT$105,000 thousand were returned from Sun Fund since it commenced liquidation. Sun Fund was still in the process of liquidation as of December 31, 2009.

The bonds were acquired from ProMOS to offset the receivables from ProMOS. They are recoverable in four installments of NT$100,000 thousand each on June 28 of each year up to June 28, 2012. NT$100,000 thousand was recovered on June 28, 2009. The portion recoverable on June 28, 2010 was classified as current assets. They carry interest at Chinfon Bank’s one year fixed deposit rate plus 1.375%. (Note 20) NT$201,000 thousand of the bonds were pledged for short-term loans of ChipMOS Taiwan (Note 11).

9.	PROPERTY, PLANT AND EQUIPMENT – NET

Accumulated depreciation consists of the following:

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Buildings and auxiliary equipment	2,654,072	3,090,722	96,736
Machinery and equipment	26,572,104	31,448,875	984,315
Furniture and fixtures	796,843	906,323	28,367
Transportation equipment	26,936	28,816	902
Tools	2,259,283	2,635,672	82,494
Leasehold improvements	1,049	53,513	1,675

	32,310,287	38,163,921	1,194,489

As of December 31, 2009, certain of the above buildings and machinery were mortgaged as collateral for long-term loans and capital lease payable (Notes 15, 16 and 21).

10.	INTANGIBLE ASSETS – NET

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Land use rights

Cost	121,787	118,893	3,721

Accumulated amortization	(13,990)	(16,071)	(503)

Carrying value	107,797	102,822	3,218

The amortization charge for 2009 amounted to NT$2,491 thousand (2008: NT$2,851 thousand, 2007: NT$2,848 thousand). The weighted average amortization period is 50 years (2008: 50 years). The estimated aggregate amortization charge for the five years ending December 31, 2010, 2011, 2012, 2013 and 2014 amounts to approximately NT$2,500 thousand each year.

11.	BANK LOANS

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Unsecured loans:

Loans for import of machinery:

US$101 thousand, repayable by June 2009, annual interest at 2.376% - 2.661734%	3,306	—	—

JPY55,140 thousand, repayable by May 2009, annual interest at 1.449%	20,016	—	—

JPY37,710 thousand, repayable by March 2010, annual interest at 1.42812%	—	13,066	409

JPY4,190 thousand, repayable by April 2010, annual interest at 1.41015%	—	1,452	45

Loans for import :

NT$74,530 thousand, repayable by May 2009, annual interest at 1.82% - 2.47%	74,530	—	—

NT$42,029 thousand, repayable by June 2009, annual interest at 1.82% - 2.488%	42,029	—	—

JPY338,263 thousand, repayable by May 2009, annual interest at 1.41015% - 1.45877%	122,789	—	—

JPY65,343 thousand, repayable by June 2009, annual interest at 1.49683%	23,720	—	—

US$38 thousand, repayable by June 2010, annual interest at 2.376%	—	1,200	38

JPY183,907 thousand, repayable by January 2010, annual interest at 1.4408% - 1.446%	—	63,724	1,994

JPY183,719 thousand, repayable by March 2010, annual interest at 1.1117% - 1.426%	—	63,659	1,992

JPY104,381 thousand, repayable by May 2010, annual interest at 1.39852% - 1.661%	—	36,168	1,132

Loans for working capital :

NT$500,000 thousand, repayable by January 2009, annual interest at 2.0% - 3.0%	500,000	—	—

NT$699,000 thousand, repayable by February 2009, annual interest at 1.7% - 3.48%	699,000	—	—

NT$500,000 thousand, repayable by April 2009, annual interest at 2.537%	500,000	—	—

NT$150,000 thousand, repayable by May 2009, annual interest at 2.8%	150,000	—	—

NT$360,000 thousand, repayable by June 2009, annual interest at 1.76% - 3.3%	360,000	—	—

NT$90,000 thousand, repayable by October 2009, annual interest at 2.47%	90,000	—	—

NT$160,000 thousand, repayable by February 2009, annual interest at 2.51% - 2.53%	160,000	—	—

NT$227,050 thousand, repayable by January 2010, annual interest at 3.62% - 3.77%	—	227,050	7,106

NT$142,500 thousand, repayable by February 2010, annual interest at 2.362%	—	142,500	4,460

11.	BANK LOANS (continued)

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
NT$323,000 thousand, repayable by March 2010, annual interest at 2.362%	—	323,000	10,110

NT$114,000 thousand, repayable by June 2010, annual interest at 2.362% - 3.3%	—	114,000	3,568

NT$85,500 thousand, repayable by October 2010, annual interest at 2.2%	—	85,500	2,676

NT$190,000 thousand, repayable by December 2010, annual interest at 2.88%	—	190,000	5,947

Secured loans:

Loans for import :

NT$95,000 thousand, repayable by August 2010, annual interest at 2.6%	—	95,000	2,973

Loans for working capital :

NT$190,000 thousand, repayable by January 2010, annual interest at 3.75% - 4.0%	—	190,000	5,947

NT$294,500 thousand, repayable by February 2010, annual interest at 3.48%	—	294,500	9,218

NT$47,500 thousand, repayable by May 2010, annual interest at 2.6%	—	47,500	1,487

NT$475,000 thousand, repayable by December 2010, annual interest at 2.3256%	—	475,000	14,867

	2,745,390	2,363,319	73,969

Unused credit lines of short-term bank loans, as of December 31, 2009, totaled approximately NT$2,020,320 thousand, which will expire from January 2010 to December 2010.

The weighted average interest rate for bank loans was 2.8% per annum in 2009 (2008: 3.9% per annum).

Certain short-term loans were secured by time deposits and bonds with no active market (Notes 8 and 21).

12.	OTHER PAYABLES – THIRD PARTIES

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Miscellaneous factory expenses	135,051	384,487	12,034
Others	492,991	311,635	9,754

	628,042	696,122	21,788

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Accrued bonus	259,822	281,212	8,801
Others	209,615	244,498	7,653

	469,437	525,710	16,454

14.	CONVERTIBLE NOTES AND DERIVATIVE LIABILITIES

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Convertible notes	1,615,761	554,537	17,356
Less: current portion	(1,541,633)	—	—

Non-current portion	74,128	554,537	17,356

Derivative liabilities – non-current	—	129,967	4,068

Convertible notes due 2009 (CN due 2009)

On November 3, 2004, ChipMOS Bermuda issued US$85,000 thousand (NT$2,715,750 thousand) CN due 2009. The CN due 2009 bore interest at 1.75% per annum. The noteholders might convert any outstanding notes into common shares of ChipMOS Bermuda, initially at the conversion price of US$7.85, at any time during the period from the 41st day after the latest original issuance date of the notes to the close of business on the fifth business day before the stated maturity date, subject to prior repurchase or redemption. The conversion price was subject to certain adjustments. On November 3, 2005, the conversion price was adjusted to US$6.28 per share from the initial conversion price of US$7.85 per share, pursuant to the terms of the CN due 2009. The market price of the Company’s stock on November 3, 2005 was US$6.00. There was no fixed discount to the common shares’ market price in relation to conversion. On December 20, 2004, ChipMOS Bermuda repurchased US$699 thousand (NT$22,333 thousand) of the CN due 2009. No conversion had taken place during 2005, 2007 and 2008.

On October 18, 2006, noteholders of CN due 2009 converted US$7,000 thousand (NT$223,650 thousand) in aggregate principal amount into 1,114,649 common shares of ChipMOS Bermuda pursuant to ChipMOS Bermuda’s induced conversion offer, dated October 17, 2006. Pursuant to the induced conversion offer, ChipMOS Bermuda paid approximately US$490 thousand (NT$15,656 thousand) to the converting noteholders.

The noteholders of CN due 2009 had an option to cause ChipMOS Bermuda to repurchase for cash all or a portion of the notes on November 3, 2006 at a repurchase price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest to, but excluding, the date of repurchase (put option). On November 3, 2006, ChipMOS Bermuda repurchased US$6,300 thousand (NT$201,285 thousand) CN due 2009 pursuant to the put option. After November 3, 2006, noteholders may cause ChipMOS Bermuda to repurchase the CN due 2009 only upon the occurrence of certain fundamental changes.

During 2008, ChipMOS Bermuda repurchased CN due 2009 US$2,000 thousand (NT$63,900 thousand), US$11,000 thousand (NT$351,450 thousand), and US$2,000 thousand (NT$63,900 thousand) on August 29, September 9, and December 2, respectively.

On October 21, 2009, ChipMOS Bermuda entered into an exchange transaction with a noteholder holding in an aggregate principal amount of US$45,000 thousand of the CN due 2009 (see CN due 2014 below). The exchange transaction was accounted for as an extinguishment of debt. A gain of NT$412,337 thousand was recorded as non-operating income in the statement of operations. On November 3, 2009, ChipMOS Bermuda repaid the remaining outstanding CN due 2009 in aggregate principal amount of US$2,001 thousand (NT$63,932 thousand) plus accrued and unpaid interest at maturity to the remaining noteholders.

Convertible notes due 2011 (CN due 2011)

On September 29, 2006, ChipMOS Bermuda issued US$100,000 thousand (NT$3,195,000 thousand) CN due 2011. The CN due 2011 bear interest at 3.375% per annum. The noteholders may convert any outstanding notes into common shares of ChipMOS Bermuda, initially at the conversion price of US$6.85, at any time during the period from the 41st day after the latest original issuance date of the notes to the close of business on the fifth business day before the stated maturity date, subject to prior repurchase or redemption. The conversion price will be subject to certain adjustments. No conversion had taken place during 2006, 2007, 2008 and 2009. On November 29, 2007, ChipMOS Bermuda repurchased US$1,000 thousand (NT$31,950 thousand) of CN due 2011.

On May 23, 2008, ChipMOS Bermuda repurchased US$1,415 thousand (NT$45,209 thousand) of CN due 2011. On June 2, June 13, June 17, and June 30 2008, ChipMOS Bermuda repurchased US$5,000 thousand (NT$159,750 thousand), US$8,660 thousand (NT$276,687 thousand), US$1,000 thousand (NT$31,950 thousand), and US$2,000 thousand (NT$63,900 thousand) of CN due 2011, respectively.

14.	CONVERTIBLE NOTES AND DERIVATIVE LIABILITIES (continued)

The noteholders of CN due 2011 have an option to cause ChipMOS Bermuda to repurchase for cash all or a portion of the notes on September 29, 2008 at a repurchase price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest to, but excluding, the date of repurchase (put option). On September 29, 2008, ChipMOS Bermuda repurchased aggregate principal US$78,665 thousand (NT$2,513,347 thousand) pursuant to the put option offer. After September 29, 2008, noteholders may cause ChipMOS Bermuda to repurchase the CN due 2011 only upon the occurrence of certain fundamental changes.

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

Convertible notes due 2014 (CN due 2014)

On October 21, 2009, ChipMOS Bermuda completed an exchange transaction with a noteholder of CN due 2009 in an aggregate principal amount of US$45,000 thousand for US$15,300 thousand (NT$488,835 thousand) in cash and US$15,750 thousand (NT$503,213 thousand) in new convertible notes of ChipMOS Bermuda due October 21, 2014. The CN due 2014 bear interest at 10% per annum (10%CN due 2014).

In connection with the exchange transaction, the Company recorded a gain of NT$412,337 thousand. The gain was recorded in non-operating income in the statement of operations.

The noteholder may convert any outstanding notes into common shares of ChipMOS Bermuda, initially at the conversion price of US$1.50 per share, at any time during the period from the 41st day after the closing date to the close of business on the tenth business day prior to the stated maturity date, subject to prior repurchase or redemption (Conversion) The conversion price will be subject to certain adjustment. In addition to the common shares issuable upon conversion, an amount equal to the sum of any make-whole amount and any accrued and unpaid interest relating to the portion of the notes being converted is paid to the converting holder. Make-whole amount is the amount of interest that would have accrued with respect to applicable conversion date, change of control repurchase date or redemption date, as the case may be, until the stated maturity, discounted to present value using the published yield on treasury notes of the U.S. Federal Government having a comparable remaining tenor on the determination date plus 50 basis points; provided, however, the additional 50 basis points shall not be added if the applicable treasury note rate is greater than two percent (2%); in each case, the make-whole amount shall be calculated by the Company. At any time after the issuance date, if (i) the closing sale price of the common shares on an eligible market exceeds two hundred percent (200%) of the conversion price then in effect for a period of 20 consecutive trading days ending on the fifth trading day immediately preceding the company conversion notice date, (ii) the average daily trading volume of the common shares trading on an eligible market over such company conversion measuring period equals or exceeds one percent (1%) of the then outstanding common shares and (iii) no equity conditions failure has occurred and is continuing, the Company shall have the right to convert some or all of the outstanding principal amount of the Convertible Instruments as designated in a company conversion notice on the company conversion date. (Company conversion) At any time prior to the maturity date, the Company may redeem all or part of the outstanding amount in cash. On the applicable redemption date, the Company shall redeem the outstanding principal amount specified in the redemption notice by paying in cash to the trustee as of the date of the redemption notice an amount equal to (a) the Principal amount being redeemed plus (b) the sum of any make-whole amount and any accrued and unpaid interest (to but excluding the redemption date), if any, in each case relating to the outstanding portion of the CN due 2014 being redeemed. If the Company redeems the CN due 2014 of a holder, the holder may nevertheless exercise its right to convert its CN due 2014 until the close of business on the day that is five business days immediately preceding the redemption date. (Redemption)

Interest on the CN due 2014 is payable at the Company’s option on each interest payment date (1) in whole in cash, (2) in whole in common shares or (3) in a combination of cash and common shares; provided, however, that in the case of the payment of common shares, in whole or in part, there shall not have been an equity conditions failure.

On December 29, 2009, ChipMOS Bermuda issued US$5,120 thousand (NT$164,710 thousand) CN due 2014 which bear interest at 8% per annum (8%CN due 2014). The terms of 8%CN due 2014 are the same as 10%CN due 2014 except the conversion price and coupon rate. The conversion price of 8%CN due 2014 is US$1.25 per share and the coupon rate is 8%.

In accordance with ROC SFAS No. 34, the notes are recorded as liabilities using the effective interest method. The Company bifurcated the Conversion and Company conversion features from the CN due 2014 and recorded the embedded derivatives as derivative liabilities at fair value. The fair value of the derivative liabilities was determined using the Binomial Lattice model. The Redemption feature is clearly and closely related to the notes as the redemption payoff by the Company is the debt plus unpaid and accrued interest and make-whole amount.

15.	LONG-TERM LOANS

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Syndicated bank loans within guarantee provided by ChipMOS Taiwan, repayable annually from August 2009 to August 2011, interest at floating rate (3.15313% and 1.26219% as of December 31, 2008 and 2009, respectively)	2,443,600	2,144,929	67,134

Syndicated bank loans collateralized by equipment, repayable quarterly from June 2005 to December 2010, interest at floating rate (2.59% and 1.065% as of December 31, 2008 and 2009, respectively)	215,652	107,826	3,375

Syndicated bank loans collateralized by equipment, repayable semi-annually from November 2006 to May 2012, interest at floating rate (4.00% and 2.85% as of December 31, 2008 and 2009, respectively)	375,000	356,250	11,150

Syndicated bank loans collateralized by buildings, repayable in September 2011, interest at floating rate (3.535% and 2.355% as of December 31, 2008 and 2009, respectively)	500,000	475,000	14,867

Syndicated bank loans repayable quarterly from March 2009 to September 2011, interest at floating rate (3.685% and 2.505% as of December 31, 2008 and 2009, respectively)	375,000	356,250	11,150

Bank loans, repayable quarterly from February 2006 to November 2011, interest at fixed rate of 4.69%	125,000	118,750	3,717

Bank loans collateralized by equipment, repayable quarterly from March 2006 to December 2010, interest at floating rate (2.55% and 1.28% as of December 31, 2008 and 2009, respectively)	176,000	88,000	2,754

Syndicated bank loans collateralized by equipment, repayable semi-annually from April 2008 to April 2013, interest at floating rate (3.15% and 2.2% as of December 31, 2008 and 2009, respectively)	4,285,714	4,071,429	127,431

Syndicated bank loans collateralized by equipment, repayable semi-annually from June 2010 to December 2013, interest at floating rate (3.0127% and 2.2% as of December 31, 2008 and 2009, respectively)	2,100,000	2,100,000	65,728

Bank loans collateralized by equipment, repayable quarterly from September 2008 to June 2013, interest at floating rate (2.4049% and 3.41% as of December 31, 2008 and 2009, respectively)	250,000	237,500	7,433

Bank loans repayable quarterly from December 2008 to September 2013, interest at floating rate (2.48% and 2.2% as of December 31, 2008 and 2009, respectively)	275,000	261,250	8,177

Bank loans collateralized by equipment, repayable quarterly from December 2007 to December 2011, interest at floating rate (2.37% and 2.2% as of December 31, 2008 and 2009, respectively)	177,500	168,625	5,278

Bank loans collateralized by buildings, repayable semi-annually from June 2009 to December 2015, interest at floating rate (2.45% and 2.2% as of December 31, 2008 and 2009, respectively)	800,000	760,000	23,787

Bank loans collateralized by equipment, repayable quarterly from September 2009 to March 2012, interest at floating rate (2.37% and 2.2% as of December 31, 2008 and 2009, respectively)	300,000	285,000	8,920

15.	LONG-TERM LOANS (continued)

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Bank loans, repayable quarterly from March 2010 to December 2014, interest at floating rate (3.21% and 2.2% as of December 31, 2008 and 2009, respectively)	100,000	100,000	3,130

Bank loans collateralized by buildings, repayable semi-annually from April 2010 to July 2012, interest at floating rate (2.45% and 2.2% as of December 31, 2008 and 2009, respectively)	300,000	300,000	9,390

Bank loans collateralized by equipment, repayable quarterly from May 2007 to February 2012, interest at floating rate (2.826% - 3.419% and 2.016% - 2.112% as of December 31, 2008 and 2009, respectively)	1,078,579	862,450	26,994

Industrial research and development advancement loan, collateralized by time deposits in amounts of NT$11,500 thousand, repayable quarterly from January 2006 to April 2010 but early repaid in April 2009, interest at fixed rate of 1%	9,707	—	—

Bank loans collateralized by land and buildings, repayable quarterly from December 2008 to July 2009, interest at floating rate (3.97125% as of December 31, 2008)	3,280	—	—

Bank loans collateralized by land and buildings, repayable quarterly from December 2008 to September 2009, interest at floating rate (3.89688% as of December 31, 2008)	65,600	—	—

Bank loans collateralized by land and buildings, repayable quarterly from December 2008 to August 2009, interest at floating rate (3.915% as of December 31, 2008)	12,300	—	—

Bank loans collateralized by land and buildings, repayable quarterly from March 2009 to September 2009, interest at floating rate (4.265% as of December 31, 2008)	27,880	—	—

Bank loans collateralized by land and buildings, repayable in October 2009, interest at floating rate (4.97875% as of December 31, 2008)	1,312	—	—

Bank loans collateralized by land and buildings, repayable in November 2009 but early repaid in October 2009, interest at floating rate (4.065% as of December 31, 2008)	3,243	—	—

Bank loans collateralized by land and buildings, repayable quarterly from March 2009 to November 2009 but early repaid in October 2009, interest at floating rate (3.49875% as of December 31, 2008)	24,600	—	—

Bank loans collateralized by land and buildings, repayable quarterly from March 2009 to November 2009 but early repaid in October 2009, interest at floating rate (3.42125% as of December 31, 2008)	66,420	—	—

Bank loans collateralized by land and buildings, repayable quarterly from March 2009 to December 2009 but early repaid in October 2009, interest at floating rate (2.66375% as of December 31, 2008)	45,510	—	—

Bank loans collateralized by land and buildings, repayable quarterly from June 2009 to December 2009 but early repaid in October 2009, interest at floating rate (2.65% as of December 31, 2008)	8,200	—	—

15.	LONG-TERM LOANS (continued)

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Bank loans collateralized by land and buildings, repayable in December 2009 but early repaid in October 2009, interest at floating rate (2.63% as of December 31, 2008)	2,395	—	—

Bank loans collateralized by land and buildings, repayable in December 2009 but early repaid in October 2009, interest at floating rate (2.63% as of December 31, 2008)	2,302	—	—

Bank loans collateralized by land and buildings, repayable in January 2010 but early repaid in October 2009, interest at floating rate (3.91313% as of December 31, 2008)	23,144	—	—

Bank loans collateralized by land and buildings, repayable in January 2010 but early repaid in October 2009, interest at floating rate (3.89375% as of December 31, 2008)	21,667	—	—

Bank loans collateralized by land and buildings, repayable in January 2010 but early repaid in October 2009, interest at floating rate (3.88438% as of December 31, 2008)	19,304	—	—

Bank loans collateralized by land and buildings, repayable in January 2010 but early repaid in October 2009, interest at floating rate (3.9% as of December 31, 2008)	29,296	—	—

Bank loans collateralized by land and buildings, repayable in January 2010 but early repaid in October 2009, interest at floating rate (3.97125% as of December 31, 2008)	5,535	—	—

Bank loans collateralized by land and buildings, repayable in January 2010 but early repaid in October 2009, interest at floating rate (3.95688% as of December 31, 2008)	2,521	—	—

Bank loans collateralized by land and buildings, repayable in January 2010 but early repaid in October 2009, interest at floating rate (3.91625% as of December 31, 2008)	32,674	—	—

Bank loans collateralized by land and buildings, repayable in February 2010 but early repaid in October 2009, interest at floating rate (3.91375% as of December 31, 2008)	9,269	—	—

Bank loans collateralized by land and buildings, repayable in March 2010 but early repaid in October 2009, interest at floating rate (3.9175% as of December 31, 2008)	1,122	—	—

Bank loans collateralized by land and buildings, repayable quarterly from June 2009 to March 2010 but early repaid in October 2009, interest at floating rate (3.8875% as of December 31, 2008)	38,212	—	—

Bank loans collateralized by land and buildings, repayable in March 2010 but early repaid in October 2009, interest at floating rate (4.775% as of December 31, 2008)	5,726	—	—

Bank loans collateralized by land and buildings, repayable in March 2010 but early repaid in October 2009, interest at floating rate (4.8525% as of December 31 2008)	481	—	—

15.	LONG-TERM LOANS (continued)

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Bank loans collateralized by land and buildings, repayable in April 2010 but early repaid in October 2009, interest at floating rate (5.175% as of December 31 2008)	5,790	—	—

Bank loans collateralized by land and buildings, repayable in April 2010 but early repaid in October 2009, interest at floating rate (4.97875% as of December 31, 2008)	15,689	—	—

Bank loans collateralized by land and buildings, repayable in April 2010 but early repaid in October 2009, interest at floating rate (4.5% as of December 31, 2008)	1,892	—	—

	14,362,116	12,793,259	400,415

Less – current portion	(4,603,637)	(1,553,949)	(48,637)

	9,758,479	11,239,310	351,778

Unused credit lines of long-term bank loans as of December 31, 2009 totaled approximately NT$527,957 thousand.

Under syndicated bank loans facility agreements, ChipMOS Bermuda, ChipMOS Taiwan and ThaiLin are required to maintain certain financial ratios. ThaiLin was waived from compliance of the times interest earned ratio requirement for 2009, and ChipMOS Taiwan was waived from compliance of the financial ratio requirements for 2008 and 2009. Pursuant to a bank creditors meetings and the approval notice from Standard Chartered Bank on February 9, 2010, ChipMOS Bermuda, as borrower, and ChipMOS Taiwan, as guarantor were waived from compliance of the financial ratio requirements as of December 31, 2008 and December 31, 2009.

As of December 31, 2009, certain land and buildings and machinery were mortgaged as collateral for the long-term loans. (Note 21).

On January 14, 2009 a meeting was arranged by ChipMOS Taiwan with all the banks that have loans due between 2009 to 2013 for an extension of repayments and amendments on other terms and conditions on these loans (“amendments”). A bank creditors’ meeting hosted by Bank of Taiwan, the largest bank creditor, was held on February 13, 2009 to discuss ChipMOS Taiwan’s request for an extension of loan repayment and amendments. At the meeting, it was resolved that the extension of loan repayment and amendments be approved and applicable to all bank creditors with loans due in 2009 to 2013 once the bank creditors with loans due in 2009 to 2013 whose loans aggregated over 50% of the total bank loans due in 2009 to 2013 agreed. On April 6, 2009, Bank of Taiwan issued a letter to ChipMOS Taiwan informing ChipMOS Taiwan that the bank creditors whose loan amounts aggregated over 50% of the total bank loans due in 2009 to 2013 formally agreed to the extension of loan repayment and amendments.

In April 2009, ChipMOS Bermuda applied to Standard Chartered Bank for the waiver of financial covenants of borrower and guarantor. In February 2010, Standard Chartered Bank issued a notice to ChipMOS Bermuda informing ChipMOS Bermuda that majority lenders approval had been obtained to the waiver request.

Future minimum principal payments under the long-term loans as of December 31, 2009 are as follows:

	Amount
	NT$	US$
	(in thousands)
2010	1,553,949	48,637
2011	5,803,054	181,629
2012	3,224,113	100,911
2013	1,867,143	58,440
2014	185,000	5,790
After 2014	160,000	5,008

	12,793,259	400,415

16.	CAPITAL LEASES PAYABLE

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Capital leases payable	—	2,275,005	71,205
Less: current portion	—	(821,214)	(25,703)

Non-current portion	—	1,453,791	45,502

ChipMOS Taiwan originally leased some equipment under operating leases. As part of the plan to remediate the financial difficulty, ChipMOS Taiwan negotiated with the lessors and converted the leases of certain equipment into capital leases in November 2009. The capital leases mature in 2012-2013 and have buy-out options but they cannot be renewed, terminated or refunded. The leased equipment and the corresponding capital leases payable are recorded at the lower of the fair value of the leased equipment and the present value of the minimum lease payments of such assets. The capital leases are repayable in quarterly instalments and carry interest at floating rates of 3.9567% - 3.9609% as of December 31, 2009.

As of December 31, 2009, the cost and accumulated depreciation of the leased equipment amounted to NT$2,363,168 thousand and NT$52,166 thousand, respectively. The depreciation charge for the year amounted to NT$52,166 thousand.

Future minimum lease payments under the capital leases as of December 31, 2009 are as follows:

	Amount
	NT$	US$
	(in thousands)
2010	821,214	25,703
2011	822,047	25,729
2012	573,659	17,955
2013	58,085	1,818

	2,275,005	71,205

Under the capital leases, ChipMOS Taiwan is required to maintain certain financial ratios, starting from 2010.

ChipMOS Taiwan obtained permission from the syndicated loan borrowers (see Note 15 above) and pledged certain land and buildings and equipment to the above lessors. (Note 21) ChipMOS Taiwan also placed 104,695 thousand shares of ThaiLin under the custody of Taiwan Bank.

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

17.	PENSION PLAN (continued)

Certain pension information is as follows:

a.	Net pension cost

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Service cost	1,662	1,585	1,518	48
Interest cost	8,735	12,395	11,340	355
Projected return on plan assets	(5,500)	(7,865)	(6,857)	(215)
Amortization	53	53	53	2
Curtailment loss	3,429	6,666	7,362	231

	8,379	12,834	13,416	421

b.	Reconciliation of the fund status of the plan and accrued pension cost

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Actuarial present value of benefit obligations
Vested benefit obligation	1,081	506	506	16
Nonvested benefit obligation	226,673	236,480	245,276	7,677

Accumulated benefit obligation	227,754	236,986	245,782	7,693
Additional benefits based on future salaries	239,946	261,269	300,603	9,408

Projected benefit obligation	467,700	498,255	546,385	17,101
Plan assets at fair value	(249,637)	(291,532)	(314,992)	(9,859)

Projected benefit obligation in excess of plan assets	218,063	206,723	231,393	7,242
Unrecognized net transition obligation	(557)	(504)	(451)	(14)
Unrecognized prior service cost	—	4,617	4,411	138
Unrecognized net gain	(205,245)	(218,665)	(251,471)	(7,870)

Accrued pension cost (prepaid pension)	12,261	(7,829)	(16,118)	(504)

c.	Actuarial assumptions

	2007	2008	2009
Discount rate used in determining present values	2.88%	2.38%	2.38%
Future salary increase rate	4.25%	4.25%	4.25%
Expected rate of return on plan assets	3.00%	2.38%	1.88%

d.	Changes in pension fund

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Company contributions	43,706	32,780	21,705	679

Payment of benefits	—	—	—	—

18.	SHAREHOLDERS’ EQUITY

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

18.	SHAREHOLDERS’ EQUITY (continued)

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

The following table summarizes information about stock options outstanding at December 31, 2009.

Year of Grant	Exercise Price	Number Outstanding	Market Price at Grant	Market Price at Year End	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after
	US$		US$	US$
2004	3.60 ~ 6.63	1,448,600	3.60 ~ 7.80	0.71	266,275 April ~ August 2005	337,125 April ~ August 2006	417,825 April ~ August 2007	427,375 April ~ August 2008
2006	4.8110 ~ 5.7205	1,688,050	5.66 ~ 6.73	0.71	63,000 August, 2006	419,309 August ~ December 2007	409,997 August ~ December 2008	400,997 August ~ December 2009	394,747 August ~ December 2010
2007	3.6380 ~ 6.4770	1,507,051	4.28 ~ 7.63	0.71	63,000 August, 2007	367,145 January ~ December 2008	366,018 January ~ December 2009	355,445 January ~ December 2010	355,443 January ~ December 2011
2008	0.1870 ~ 2.9750	3,547,980	0.22 ~ 3.50	0.71	80,000 August ~ November 2008	884,388 January ~ December 2009	864,353 January ~ December 2010	864,186 January ~ December 2011	855,053 January ~ December 2012
2009	0.2132 ~ 0.6375	1,962,277	0.2508 ~ 0.75	0.71	100,387 August ~ November 2009	465,474 January ~ November 2010	465,474 January ~ November 2011	465,472 January ~ November 2012	465,470 January ~ November 2013

		10,153,958

Commencing from January 1, 2008, the Company has applied SFAS No. 39 for stock options issued to employees in accounting for its stock option plans. Therefore, NT$327,221 thousand (US$10,242 thousand) of compensation expense has been recognized with NT$90,600 thousand (US$2,836 thousand) (2008: NT$63,131 thousand) being accounted for through the statement of operations. The Company issued 1,977,577 (2008: 3,981,487) stock options in 2009 to its employees. In 2009, 697,181 (2008: 763,229) stock options were forfeited, 385,001 (2008: 1,180,738) stock options were expired and nil (2008:127,850) stock options were exercised, leaving 10,153,958 (2008: 9,258,563) stock options outstanding at December 31, 2009.

Share Appreciation Rights

The share appreciation rights plan provides that the directors, officers and employees of ChipMOS Bermuda and its affiliates may be granted cash-settled share appreciation rights.

18.	SHAREHOLDERS’ EQUITY (continued)

The following table summarizes information about share appreciation rights outstanding at December 31, 2009.

Year of Grant	Exercise Price	Number Outstanding	Market Price at Grant	Market Price at Year End	Number Exercisable on Or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after
2006	4.8110 ~ 5.7205	851,290	5.66 ~ 6.73	0.71	214,114 August ~ December 2007	214,092 August ~ December 2008	213,342 August ~ December 2009	209,742 August ~ December 2010
2007	3.6380 ~ 6.4770	391,500	4.28 ~ 7.62	0.71	98,250 January ~ December 2008	98,250 January ~ December 2009	97,500 January ~ December 2010	97,500 January ~ December 2011
2008	0.1870 ~ 2.9750	479,078	0.22 ~ 3.50	0.71	121,338 January ~ December 2009	119,264 January ~ December 2010	119,238 January ~ December 2011	119,238 January ~ December 2012
2009	0.2210 ~ 0.6375	1,132,060	0.26 ~ 0.75	0.71	283,015 January ~ August 2010	283,015 January ~ August 2011	283,015 January ~ August 2012	283,015 January ~ August 2013

		2,853,928

During the year, 1,173,060 (2008: 623,285) rights were granted, 204,662 (2008: 367,890) rights were forfeited and nil (2008: nil) rights were exercised. As of December 31, 2009, there were 2,853,928 (2008: 1,885,530) share appreciation rights outstanding.

The Company recognized compensation expense of NT$11,025 thousand (US$345 thousand) (2008: a reversal of NT$52,371 thousand) in respect of share appreciation rights at fair value.

19.	INCOME TAX EXPENSE (BENEFIT)

a.	A reconciliation of income tax expense – current before tax credits and income tax expense on income (loss) before income tax at statutory rates is shown below:

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Tax on pretax income (loss) at 0%	—	—	—	—
Tax on pretax income (loss) at applicable statutory rates	1,459,397	(1,117,426)	(1,322,415)	(41,390)
Tax effect:
Losses carried forward	(4,125)	227,739	1,088,819	34,079
Tax exempt income	(35,068)	134,173	—	—
Permanent differences	(58,424)	460,272	(105,083)	(3,289)
Temporary differences	(126,130)	647,470	346,995	10,861

Income tax expense – current before tax credits	1,235,650	352,228	8,316	261

The ROC statutory tax rate for 2007, 2008 and 2009 was 25%.

The PRC statutory rate for 2007 was 33% and for 2008 onwards was 25%.

19.	INCOME TAX EXPENSE (BENEFIT) (continued)

b.	Income tax expense consists of:

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Income tax expense – current before tax credits	1,235,650	352,228	8,316	261
Additional 10% on the unappropriated earnings	171,597	166,318	—	—
Income tax credits	(723,594)	(165,909)	—	—
Separate and foreign income tax	44	—	—	—

Income tax for the current year	683,697	352,637	8,316	261
Net change in deferred income tax assets (liabilities) for the year
Tax credits	172,174	(22,867)	4,080	128
Temporary differences	126,130	(647,470)	(310,264)	(9,711)
Losses recognized	4,125	(227,739)	(1,088,819)	(34,079)
Valuation allowances	(250,859)	867,948	804,420	25,177
Deferred tax effect of change in tax rate	—	—	139,526	4,367
Adjustment of prior years’ taxes	32,968	(201,717)	22,079	691

Income tax expense	768,235	120,792	(420,662)	(13,166)

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

c.	Deferred income tax assets and liabilities are summarized as follows:

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Net current deferred income tax assets:
Unrealized foreign exchange losses	(1,203)	3,200	100
Tax credits	302,778	552,781	17,302
Loss of market price decline and obsolete and slow-moving inventories	21,174	36,969	1,157
Unrealized loss on sale allowances	26,683	22,791	713
Allowance for doubtful receivables	573,004	554,152	17,344
Others	12,699	7,406	232

	935,135	1,177,299	36,848
Less: Valuation allowances	(579,419)	(820,989)	(25,696)

	355,716	356,310	11,152

Net non-current deferred income tax (liabilities) assets:
Losses carried forward	612,329	1,445,742	45,250
Tax credits	666,391	412,308	12,905
Depreciation differences	(667,730)	(368,862)	(11,545)
Unrealized impairment loss on idle fixed assets	150	8,387	262
Others	398,323	294,474	9,217

	1,009,463	1,792,049	56,089
Less: Valuation allowances	(1,243,186)	(1,578,683)	(49,411)

	(233,723)	213,366	6,678

19.	INCOME TAX EXPENSE (BENEFIT) (continued)

The deferred income tax components are measured at respective applicable statutory rates as of December 31, 2008 and 2009, except for ChipMOS Taiwan and ThaiLin. According to the new income tax rules, ChipMOS Taiwan and ThaiLin are subject to income tax at a reduced rate of 20% commencing from January 1, 2010. Therefore, deferred income tax components of ChipMOS Taiwan and ThaiLin are measured using the reduced rate of 20%.

d.	The balance and year of expiry of unused investment tax credits and losses carried forward as of December 31, 2009 are as follows:

Year of expiry	R & D expenditures	Machinery and equipment	Losses carried forward
	NT$	NT$	NT$
	(in thousands)
2010	26,413	526,368	25,702
2011	65,571	220,301	90,941
2012	52,448	30,003	120,358
2013	32,291	11,694	138,301
2014	—	—	104,592
After 2014	—	—	965,848

	176,723	788,366	1,445,742

The deferred tax assets relate to investment tax credits on research and development expenditure and purchases of machinery and equipment which will expire from 2010 to 2013. Under ROC tax regulations, tax credits can be utilized to reduce current income tax obligations only to the extent of 50% of such income tax obligations except in the year when such tax credits will expire, in which case, the entire amount of expiring tax credits may be utilized to reduce the current income tax obligation. The foregoing limitation on the utilization of tax credits, the expiry dates of the tax credits, the level of tax credits expected to be generated from future operations and the level of non-taxable income attributable to the four-year income tax holiday on capacity expansion led management to conclude that it is unlikely that these investment tax credits will be fully realized. Losses carried forward can be used to deduct current income tax obligations up to the extent of taxable income and will expire after ten years if not fully utilized by the Company. Accordingly, a valuation allowance on deferred tax assets is recognized as of December 31, 2008 and 2009.

The tax losses of ChipMOS Shanghai will expire after five years.

e.	According to ROC tax law, ChipMOS Taiwan’s and ThaiLin’s unappropriated earnings generated in 1998 and thereafter are subject to a tax of 10% in the year when the shareholders resolve that such earnings shall be retained. The retained earnings as of December 31, 2008 and 2009 consist of:

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Before 1998	—	—	—
1998 and thereafter	1,756,607	(2,815,527)	(88,123)

	1,756,607	(2,815,527)	(88,123)

The income tax returns of ChipMOS Taiwan and ThaiLin through 2007 have been assessed by the tax authorities.

20.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	MVI: A major shareholder.

b.	DenMOS Technology Inc. (DenMOS): An investee of MVI.

c.	ProMOS: An investee of MVI.

d.	SPIL: A major shareholder.

20.	RELATED PARTY TRANSACTIONS (continued)

The significant transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
During the year
Revenue
ProMOS	6,883,749	3,114,149	667,800	20,901
DenMOS	32,158	8,776	911	29
SPIL	—	—	195	6

	6,915,907	3,122,925	668,906	20,936

Rental revenue
ProMOS	15,600	—	—	—

Purchases of materials
ProMOS	—	164,609	—	—
SPIL	53	—	—	—

	53	164,609	—	—

Other expenses
MVI	148	148	148	5
DenMOS	13	—	1	—

	161	148	149	5

Other revenue
ProMOS	1,969	—	26,800	839

Interest income
ProMOS	—	252	1,183	37

		December 31,
		2008	2009
		NT$	NT$	US$
		(in thousands)
At the end of year

Financial assets at fair value through profit and loss
Stock
ProMOS		18,957	—	—

Notes receivable
ProMOS		195,000	—	—

Accounts receivable
ProMOS		578,120	—	—
DenMOS		359	—	—
SPIL		—	205	6

Less: Allowances for doubtful receivables		(578,120)	—	—

		359	205	6

Other receivables
ProMOS		36,265	463,536	14,508
Less: Allowances for doubtful receivables		(6,265)	(463,536)	(14,508)

		30,000	—	—

Advance receipts
ProMOS		—	1,947	61

Other payables
MVI		13	26	1

20.	RELATED PARTY TRANSACTIONS (continued)

In the period from July to December 2003, MVI transferred its DRAM business to ProMOS. As a result, 29%, 18% and 5% of the Company’s 2007, 2008 and 2009 sales were made to ProMOS. The price was agreed upon quarterly, based on the then fair market price. The collection term for ProMOS was 75 days after month end. On November 13, 2008, ChipMOS Taiwan and ProMOS revised the subcontracting contract by requiring ProMOS to provide wafers with a value of 80% of the subcontracting fee as collateral. Effective March 2009, the Company started to request prepayments from ProMOS while other related parties have normal collection terms of 60 days after month end. The selling price is the same as for other customers.

The payment terms for purchases from related parties are the same as those from other suppliers.

In 2007, ChipMOS Taiwan sold tooling to ProMOS at NT$6,528 thousand.

In 2008, ProMOS used its machinery of NT$407,460 thousand, and bonds of NT$250,000 thousand and NT$400,000 thousand, to settle the payable to ChipMOS Taiwan.

The other receivables from ProMOS of NT$30,000 thousand carried an interest of 3.51% per annum and was secured by 4,061 thousand shares of ChipMOS Bermuda. In 2009, ProMOS used 4,061 thousand shares of ChipMOS Bermuda to settle the other receivables of NT$30,000 thousand and accounts receivable of NT$24,851 thousand.

On December 29, 2009, a director of the Company purchased NT$31,990 thousand (US$1,000 thousand) 8%CN due 2014 (Note 14).

The Company consults its ROC counsel on certain related party transactions and obtains legal opinions, as appropriate, to ensure that such transactions do not violate relevant ROC laws and regulations.

21.	PLEDGED OR MORTGAGED ASSETS

The Company provided certain assets as collateral mainly for short and long-term bank loans, capital leases and customs duty guarantee, which were as follows:

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Restricted cash and cash equivalent - current	59,485	243,849	7,632
Restricted cash and cash equivalent - noncurrent	11,500	—	—
Investments with no active market - current	—	67,000	2,097
Investments with no active market - noncurrent	—	134,000	4,194
Land	163,367	452,738	14,170
Buildings	3,407,903	5,447,920	170,514
Machinery and Equipment	10,594,450	10,086,997	315,712
Leased equipment	—	2,363,168	73,965
Land use right	49,082	—	—

	14,285,787	18,795,672	588,284

22.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

a.	As of December 31, 2009, ChipMOS Taiwan leased parcels of land from the Hsinchu and Tainan Science Park under several agreements expiring on various dates from 2017 to 2026, with renewal options.

The future minimum lease payments under the above-mentioned leases as of December 31, 2009 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2010	22,908	717
2011	22,908	717
2012	22,908	717
2013	22,908	717
Thereafter	162,653	5,091

Total minimum lease payments	254,285	7,959

b.	As of December 31, 2009, ChipMOS USA leased its office under an agreement expiring in 2010. The future minimum lease payments as of December 31, 2009 amounted to NT$3,068 thousand (US$96 thousand).

c.	As of December 31, 2009, ChipMOS Taiwan leased machinery under an agreement expiring in 2010. The future minimum lease payments as of December 31, 2009 amounted to NT$90,904 thousand (US$2,845 thousand).

d.	As of December 31, 2009, ChipMOS Taiwan had capital commitments in relation to purchase of plant and machinery in the amount of NT$787,379 thousand (US$24,644 thousand).

e.	As of December 31, 2009, ThaiLin had capital commitments in relation to purchase of plant and machinery in the amount of NT$168,715 thousand (US$5,281 thousand).

f.	As of December 31, 2009, ChipMOS Shanghai had capital commitments in relation to purchase of plant and machinery in the amount of NT$8,778 thousand (US$275 thousand).

g.	On April 1, 1999, Motorola, Inc. (“Motorola”) and ChipMOS Taiwan entered into an immunity agreement (the “Agreement”), that each party covenanted not to sue each other for the use of certain Ball Grid Array (“BGA”) patents pursuant to the Agreement. In December 2004, Motorola spun off its semiconductor division and thereby formed Freescale Semiconductor, Inc. (“Freescale”). Subsequently, Freescale assumed Motorola’s rights and obligations under the Agreement. On October 16, 2006, Freescale unilaterally terminated the Agreement, alleging ChipMOS Taiwan breach of the Agreement. Under the Agreement, ChipMOS Taiwan agreed to pay running royalties for its manufacturing of certain BGA packages covered by Motorola (now Freescale) patents pursuant to the Agreement. As such, ChipMOS Taiwan argued Freescale’s unilateral termination of the Agreement has no legal effect. ChipMOS Taiwan has continued to accrue royalty payments for products it believes are covered by the Agreement. The payments previously returned by Freescale and accrued by ChipMOS Taiwan have been deposited in a separate escrow account. On July 13, 2009, Freescale alleged that ChipMOS Taiwan breached the Agreement by failing to pay royalties on certain BGA packages assembled by ChipMOS Taiwan. Freescale claims that such packages are covered by one or more Freescale patents identified in the Agreement while ChipMOS Taiwan contends that such packages are not covered by any of Freescale’s patents in the Agreement. ChipMOS Taiwan filed an answer to deny all allegations and also filed counterclaims against Freescale alleging Freescale for engaging in patent misuse by seeking to obtain royalties on certain of ChipMOS Taiwan’s BGA products that were not covered by any Freescale patent included under the Agreement, and for declaratory judgement of patent non-infringement and invalidity. In response, on December 11, 2009, Freescale filed a motion to dismiss the declaratory judgment counterclaims filed by ChipMOS Taiwan and to stay all other patent related claims and issues until its breach of contract claims could be decided. That motion and the initial case management conference were held on March 5, 2010 and the motions were deemed submitted. A further case management conference is scheduled for June 11, 2010. No trial date has been scheduled. The Company’s counsel has not formed any opinion as to the outcome of the case.

22.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES (continued)

h.	On April 20, 1999, ChipMOS Taiwan entered into a semiconductor packaging technology license agreement with Tessera Technologies, Inc. (Tessera). In February 2006, ChipMOS Taiwan and ChipMOS USA received notice of a patent infringement lawsuit brought by Tessera, alleging infringement of several Tessera patents and breach of an existing license agreement with ChipMOS Taiwan. The fact discovery has been stayed in accordance with a Northern District of California Court order issued on May 24, 2007. On April 21, 2008, Tessera requested that the International Trade Commission (ITC) investigate ChipMOS Bermuda, ChipMOS Taiwan and ChipMOS USA (collectively referred to as the Companies) on the basis of alleged violations of Section 337 of the Tariff Act of 1930. In its request for investigation (“ITC-649 Investigation”), Tessera alleged that the Companies infringed certain patents among which are three that were the subject of the stayed litigation in the Northern District of California. Tessera also requested that the ITC issue an exclusion order to enjoin the importation of accused products into the United States. On September 30, 2008, Judge of Northern District of California Court (“Judge”) granted a motion to extend the hearing date from March 16 to March 24, 2009 and target date from August 28 to November 2, 2009. On February 10, 2009, the Judge ordered the procedural schedule in the ITC-649 Investigation be stayed until the ITC issues its Final Determination in the ITC-605 Investigation. The target date of Initial Determination was also extended from December 7, 2009 to February 8, 2010. On March 13, 2009, after the close of discovery, Tessera submitted a request to terminate the ITC-649 Investigation. On July 17, 2009, the Judge issued an order granting the request to terminate the ITC-649 Investigation. No petitions for review were filed. The ITC had determined not to review the Initial Determination and issued an order to terminate the investigation on August 7, 2009. The stayed litigations may resume once the ITC completes a companion investigation against other companies in the ITC-605 Investigation. The Company’s counsel has not formed an opinion as to the outcome of the case.

23.	POST BALANCE SHEET EVENTS

a.	On December 28, 2009, Fulcrum Credit Partners LLC (Fulcrum) filed a complaint in Texas state court against ChipMOS Taiwan, ChipMOS USA, and Citigroup, alleging (1) breach of contract, (2) promissory estoppel, (3) unjust enrichment, and (4) a claim for declaratory judgment, arising from Fulcrum’s alleged oral agreement to purchase ChipMOS Tawian’s claims against Spansion. Though ChipMOS Taiwan was named in the complaint, ChipMOS Taiwan was not served. ChipMOS USA, however, was served. ChipMOS Taiwan was of the opinion that Fulcrum did not follow the offer procedures and therefore ChipMOS Taiwan has no obligation to sell the claim to Fulcrum. On January 22, 2010, ChipMOS USA responded by removing the complaint to the US District Court for the Western District of Texas (Austin Division) (the “Federal Court”). On January 29, 2010, ChipMOS USA file a motion to transfer venue to the Delaware Bankruptcy Court. Fulcrum filed its opposition to the transfer motion on February 8, 2010 and argument was held in the Western District of Texas (Austin Division) on February 11, 2010. On February 17, 2010, Fulcrum filed an amended complaint in Federal Court alleging (1) breach of contract and (2) unjust enrichment claims against ChipMOS Taiwan and ChipMOS USA. Fulcrum has requested (1) all actual, consequential, and exemplary damages to which Fulcrum is entitled; (2) all costs of the action and reasonable attorney fees that Fulcrum incurs in prosecuting that action; (3) pre- and post-judgment interest as permitted by law; (4) all other and additional relief to which Fulcrum may show itself to be justly entitled, whether at low or in equity, On March 3, 2010, ChipMOS USA moved for dismissal from the Federal Court, asserting, inter alia, a complete defense in that the alleged contract does not exist and, even if it did, ChipMOS USA was not a party, since ChipMOS Taiwan was not served with the amended complaint. Fulcrum filed its response to the motion to dismiss on March 15, 2010. No decision has been issued by the court at this time. No provision for loss contingencies was made as Fulcrum has no valid grounds for its claim.

23.	POST BALANCE SHEET EVENTS (continued)

b.	On January 25, 2010, ChipMOS Taiwan entered into a definitive Transfer Of Claim Agreement (TOC Agreement) to sell to Citigroup Financial Products Inc. (“Citigroup”) the general unsecured claim reflected in the proof of claim against Spansion filed by ChipMOS Taiwan in United States Bankruptcy Court. The claim that is the subject of the TOC Agreement includes accounts receivable for testing and assembly services provided to Spansion in the amount of approximately NT$2,108,700 thousand to NT$2,236,500 thousand (US$66,000 thousand to US$70,000 thousand) (Undisputed Claim). The purchase price for the Undisputed Claim is approximately NT$1,054,350 thousand (US$33,000 thousand). In February 2010], Citigroup paid the initial purchase price for the Undisputed Claim of NT$1,054,350 thousand (US$33,000 thousand) to the escrow agent and the escrow agent released the initial purchase price to ChipMOS Taiwan. The TOC Agreement also includes the sale of breach of contract and liquidated damages rights against Spansion in the amount of approximately NT$7,476,300 thousand (US$234,000 thousand) (Damages Claim). The purchase price for the Damages Claim is expected to be an amount that would be determined based on a Purchase Rate of 50.2% multiplied by the portion of the Damages Claim that is allowed by a final adjudication of the United States Bankruptcy Court. The purchase price for the Damages Claim is payable to ChipMOS Taiwan to the extent that the Court allows this claim. If an objection to the claim transfer is filed in the Spansion bankruptcy proceeding prior to the end of the escrow period, the agreement to sell the Damages Claim to Citigroup will terminate and the Damages Claim will not be transferred to Citigroup. In furtherance of the TOC Agreement, ChipMOS Taiwan has also entered into an agreement to subscribe for, purchase and transfer to Citigroup rights offering shares to be issued by Spansion according to the Second Amended Joint Plan of Reorganization filed in United States Bankruptcy Court. This agreement provides that Citigroup will pay to Spansion the amount of the rights offering shares purchase price.

c.	On February 26, 2010 ChipMOS Bermuda entered into a share purchase agreement (Share Purchase Agreement) with SPIL to sell to SPIL its holding of 133,000 thousand common shares of ChipMOS Taiwan with a consideration of approximately NT$1,630,000 thousand (approximately US$51,000 thousand). The purchased shares represent approximately 15.8% of the total number of ChipMOS Taiwan’s outstanding shares. Under the terms and conditions of the Share Purchase Agreement, SPIL will pay the purchase price in four installments to ChipMOS Bermuda with the final installment scheduled to be paid on or about March 31, 2011.

d.	On February 26, 2010, ChipMOS Taiwan has entered into an equipment purchase agreement (the Equipment Purchase Agreement) with SPIL to purchase SPIL’s DRAM testers and LCD driver assembly and test equipment with purchase price of approximately NT$1,630,000 thousand (approximately US$51,000 thousand). Under the terms and conditions of the Equipment Purchase Agreement, ChipMOS Taiwan will pay the purchase price in four installments to SPIL with the final installment scheduled to be paid on or before March 31, 2011. All the purchased equipments will be shipped to and installed at ChipMOS’ plant by no later than July 31, 2010.

e.	On March 8 and 16, 2010, ChipMOS Bermuda issued US$1,500 thousand (NT$ 47,925 thousand) and US$3,000 thousand (NT$95,850 thousand) convertible notes due 2015 (CN due 2015) to an existing shareholder and an individual, respectively. The convertible notes are due on March 8 and 16, 2015, respectively and bear interest at 8% per annum. The noteholders may convert any outstanding notes into common shares of ChipMOS Bermuda, initially at the conversion price of US$1.25 per share. The other terms of the CN due 2015 are the same as the CN due 2014.

24.	DERIVATIVE FINANCIAL INSTRUMENTS

ChipMOS Taiwan has entered into forward exchange contracts and foreign currency options for the years ended December 31, 2007, 2008 and 2009 to hedge its exchange rate risk on foreign-currency assets or liabilities and anticipated transactions. No derivative financial instrument was used during 2009. Information on the derivative transactions is as follows:

a.	Forward exchange contracts

As of December 31, 2008 and 2009, there were no outstanding forward contracts.

Net exchange gains on forward exchange contracts were NT$123 thousand, nil and nil for the years ended December 31, 2007, 2008 and 2009, respectively.

b.	Financial risk information

1)	Credit risk. Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade and other receivables). The Company performs ongoing credit evaluation of the debtors’ financial condition and maintains an allowance for doubtful receivables based on historical collection, write-off experience and individual examination of available information regarding the customers. The banks with which the Company has entered into the above contracts are reputable and, therefore, the Company is not expected to be exposed to significant credit risks.

2)	Market risk and hedge strategy. The Company’s financial assets at fair value through profit and loss are stated at market value, which is affected by the stock prices in the open stock market. The financial assets with no active market and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates will result in changes in fair values of these debt securities. Subject to turmoil in the global financial market, the Company had evaluated its financial instruments and the Company believed the exposure to market risk as of December 31, 2009 was not significant. The Company is exposed to market risks arising from changes in currency exchange rates due to U.S. dollar denominated accounts receivable, Yen denominated accounts payable and U.S. dollar denominated debt. In order to manage these exposures, the Company sometimes enters into forward contracts and option contracts.

3)	Liquidity risk. Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at close to its fair value. Prudent liquidity risk management implies maintaining sufficient cash. The Company monitors and maintains a level of bank balances deemed adequate to finance its operations. The Company employs projected cash flow analysis to manage liquidity risk by forecasting the amount of cash required and monitoring the working capital of the group to ensure that all liabilities due and known funding requirements could be met. In addition, there are unused credit lines for contingency purposes.

4)	Cash flow interest rate risk. Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s short and long term bank loans with floating interest rates. At 31 December 2009, it is estimated that a general increase or decrease of 1% in interest rates, with all other variables held constant, would increase the Company’s cash outflow by NT$142,867 thousand.

24.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The estimated fair values of the Company’s financial instruments are as follows:

	December 31,
	2008		2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
	NT$	NT$	NT$	NT$	US$
	(in thousands)
Assets
Cash and cash equivalents	6,651,909	6,651,909	3,884,828	3,884,828	121,591
Restricted cash and cash equivalents	59,485	59,485	243,849	243,849	7,632
Financial assets at fair value through profit and loss	102,137	102,137	119,027	119,027	3,725
Held-to-maturity financial assets	250,000	250,000	—	—	—
Notes receivable:
Related parties	195,000	195,000	—	—	—
Third parties	14,174	14,174	27,931	27,931	874
Accounts receivable:
Related parties	359	359	205	205	6
Third parties	1,296,525	1,296,525	2,441,765	2,441,765	76,425
Other receivables:
Related parties	30,000	30,000	—	—	—
Third parties	172,239	172,239	130,131	130,131	4,073
Long-term investments	137,834	137,834	19,966	19,966	625
Investments with no active market	400,000	400,000	300,000	300,000	9,390
Restricted cash and cash equivalents	11,500	11,500	—	—	—
Refundable deposits	35,425	35,424	33,797	33,797	1,058

Liabilities
Bank loans	2,745,390	2,745,390	2,363,319	2,363,319	73,969
Accounts payable:
Third parties	477,873	477,873	737,997	737,997	23,098
Other payables:
Related parties	13	13	26	26	1
Third parties	628,042	628,042	696,122	696,122	21,788
Payables to contractors and equipment suppliers	251,557	251,557	201,171	201,171	6,297
Capital leases payable (including current portion)	—	—	2,275,005	2,275,005	71,205
Convertible notes (including current portion)	1,615,761	1,438,182	554,537	596,227	18,661
Derivative liabilities	—	—	129,967	129,967	4,068
Long-term loans (including current portion)	14,362,116	14,362,116	12,793,259	12,793,259	400,415
Guarantee deposits	3,810	3,810	3,668	3,668	115

Fair values of financial instruments were determined as follows:

1)	Short-term financial instruments – market values.

2)	Financial assets at fair value through profit and loss – market values.

3)	Held-to-maturity investments – amortized cost.

4)	Long-term investments – market value for listed companies and net equity value for the others.

5)	Investments with no active market – amortized cost.

6)	Refundable deposits and guarantee deposits – future values.

7)	Long-term liabilities – based on forecasted cash flows discounted at current interest rates of similar long-term liabilities. The fair value of convertible notes in 2008 and 2009 is determined by option pricing models. Other long-term liabilities are their carrying values as they use floating interest rates.

The fair value of non-financial instruments was not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not equal the fair value of the Company.

25.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company engages mainly in the research and development, manufacturing, assembly and testing of semiconductors. In accordance with Statement of Financial Accounting Standards (SFAS) No. 131, “Disclosures about Segments of an Enterprise and Related Information”, which is now codified as Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 280-10-50, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews these segment results by Testing, Assembly, Testing and Assembly for LCD and other Flat-Panel Display Driver Semiconductors when making decisions about allocating resources and assessing the performance of the Company. Financial segment information required by FASB ASC 280-10-50 is as follows:

a.	Semiconductor testing, assembly and LCD and other flat-panel display driver semiconductors services.

	2007
	Testing	Assembly	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Revenue from customers	11,502,373	8,099,620	3,995,605	23,597,598	—	23,597,598
Cost of revenues	7,127,346	6,627,463	3,689,255	17,444,064	—	17,444,064

Segment gross profit	4,375,027	1,472,157	306,350	6,153,534	—	6,153,534

Depreciation and amortization	3,939,196	1,163,274	1,702,966	6,805,436	29,351	6,834,787

Segment assets	15,239,767	7,506,816	7,269,080	30,015,663	15,300,422	45,316,085

Expenditure for segment assets	3,057,523	2,066,121	968,946	6,092,590	1,181	6,093,771

	2008
	Testing	Assembly	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Revenue from customers	8,787,047	5,417,621	2,805,494	17,010,162	—	17,010,162
Cost of revenues	7,926,469	5,741,513	3,301,898	16,969,880	—	16,969,880

Segment gross profit (loss)	860,578	(323,892)	(496,404)	40,282	—	40,282

Depreciation and amortization	4,051,282	1,392,195	1,680,046	7,123,523	51,001	7,174,524

Segment assets	12,400,520	5,964,952	5,289,467	23,654,939	11,786,660	35,441,599

Expenditure for segment assets	1,234,483	739,019	212,161	2,185,663	2,730	2,188,393

Impairment loss on fixed and other assets recognized during the year	381,564	965,281	256,039	1,602,884	—	1,602,884

25.	SEGMENT AND GEOGRAPHIC INFORMATION (continued)

	2009
	Testing	Assembly	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Revenue from customers	5,171,207	4,352,836	2,626,265	12,150,308	—	12,150,308	380,291
Cost of revenues	7,362,399	5,111,252	3,187,801	15,661,452	—	15,661,452	490,186

Segment gross loss	(2,191,192)	(758,416)	(561,536)	(3,511,144)	—	(3,511,144)	(109,895)

Depreciation and amortization	3,779,168	1,206,440	1,491,615	6,477,223	47,373	6,524,596	204,213

Segment assets	12,160,688	4,790,237	3,818,067	20,768,992	9,587,228	30,356,220	950,116

Expenditure for segment assets	3,188,750	233,298	57,634	3,479,682	—	3,479,682	108,910

Impairment loss on fixed and other assets recognized during the year	28,144	(7,154)	4,553	25,543	—	25,543	799

The corporate and other assets consist of the total current assets, long-term investments, property and equipment located in the U.S. and Japan, intangible assets and other assets.

b.	Net revenue:

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Area
ROC	16,965,381	10,304,575	7,330,964	229,451
U.S.	5,058,246	5,773,109	3,998,989	125,164
Korea	599,448	468,967	352,642	11,037
Japan	223,095	111,774	167,475	5,242
Others	751,428	351,737	300,238	9,397

	23,597,598	17,010,162	12,150,308	380,291

c.	Net sales to customers representing at least 10% of net total sales:

	Year Ended December 31,
	2007		2008		2009
	Amount	%	Amount	%	Amount	%	Amount
	NT$		NT$		NT$		US$
	(in thousands)
Customer

Spansion	3,698,010	16	3,927,770	23	1,867,515	15	58,451
ProMOS	6,883,749	29	3,114,149	18	667,800	5	20,901
Powerchip Semiconductor Corp.	2,378,538	10	697,524	4	171,209	1	5,359
Novatek Microelectronics Corp., Ltd.	2,120,568	9	1,596,596	9	1,403,887	12	43,940
Micron Semiconductor Asia Pte. Ltd.	875,512	4	1,063,241	6	1,252,507	10	39,202

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”), which differ in the following respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”):

a.	Bonuses to employees, directors and supervisors

According to ROC regulations and the Articles of Incorporation of ChipMOS Taiwan and ThaiLin, a portion of distributable earnings should be appropriated as bonuses to employees and remuneration to directors and supervisors of ChipMOS Taiwan and ThaiLin. The remuneration to directors and supervisors is paid in cash, while bonuses to employees may be granted in cash or stock or both. ChipMOS Bermuda’s portion of these appropriations is charged to earnings of ChipMOS Bermuda under ROC GAAP based on the amount to be paid as provided by ChipMOS Taiwan and ThaiLin’s Articles of Incorporation and is presented as a separate line item below noncontrolling interest in the accompanying consolidated statements of operations. During 2009, ChipMOS Taiwan and ThaiLin did not pay any bonuses to directors, supervisors and employees. During 2008, NT$386,698 thousand and NT$57,908 thousand, respectively were paid to directors, supervisors and employees as bonuses. Commencing from January 1, 2009, bonuses to employees, directors and supervisors were accrued according to the Articles of Incorporation. As ChipMOS Taiwan and ThaiLin incurred losses for the year ended December 31, 2008 and 2009, no bonuses were accrued. There are no difference between ROC GAAP and U.S. GAAP effective January 1, 2008.

b.	Technologies transferred in payment of capital stock

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

c.	Start-up costs

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

d.	Depreciation of property, plant and equipment and employee dormitory building

Under ROC GAAP, the estimated life of a building can be as long as 55 years based on the ROC Internal Revenue Code. For U.S. GAAP purposes, building lives are estimated to be 25 years. Some of the depreciation expenses were recorded in manufacturing expenses and therefore also affect ending inventory balances under U.S. GAAP.

e.	Transfer of building and facilities from MVI

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

f.	Impairment of long-lived assets

Impairment assessments are made by the Company when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In view of the sustained losses incurred by ChpiMOS Shanghai, the Company reviewed ChipMOS Shanghai’s property, plant and equipment and land use rights for potential impairment as at December 31, 2008 and 2009.

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Under U.S. GAAP, impairment losses for assets to be held and used are recorded in current period earnings and create a new cost basis for related assets going forward, and cannot be reversed subsequently. Under U.S. GAAP, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which is now codified as FASB ASC 360, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). That assessment shall be based on the carrying amount of the asset (asset group) at the date it is tested for recoverability, whether in use or under development. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value. Fair value is determined by the Company using future cash flows discounted at current rates. There are no differences in impairment losses recognized under ROC GAAP and U.S. GAAP in 2007, 2008 and 2009.

g.	Earnings per share (EPS)

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

h.	Interest capitalization

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

i.	Inventories stated at lower of cost or market

ROC GAAP allows assessment of carrying values of inventories on an aggregate basis. An allowance was made when the aggregate carrying values of inventories were higher than market.

Under U.S. GAAP, the Company’s assessed inventories at the lower of cost or market on an item-by-item basis. This resulted in an additional write-off of NT$36,818 thousand which was charged to the consolidated statement of operations a component of cost of revenue in 2008.

Under ROC GAAP and effective January 1, 2009, the Company adopted the revised SFAS No. 10R. The Company is required to assess inventories at the lower of cost or market on an item-by-item basis. Therefore, there are no difference between ROC GAAP and U.S. GAAP effective January 1, 2009. The adjustment in 2009 relates to reversal of the allowance made under U.S. GAAP in 2008.

j.	Convertible notes

Under ROC GAAP, there is no requirement to account for the fair value of a conversion feature embedded in CN due 2009 as it was issued before January 1, 2006. Under U.S. GAAP, the Company accounts for the fair value of the conversion feature of its convertible notes in accordance with SFAS No. 133, “Accounting For Derivative Instruments And Hedging Activities” and related pronouncements, which is now codified as FASB ASC 815, which require the Company to bifurcate and separately account for the conversion feature as embedded derivatives contained in the Company’s convertible notes. The Company carried these embedded derivatives on its balance sheet at fair value and changes in fair values of these embedded derivatives are reflected in the consolidated statement of operations. Commencing January 1, 2006, ROC GAAP requires the Company to bifurcate and separately account for put and call option features contained in the Company’s convertible notes issued after 2005. The Company issued convertible notes (CN due 2011) on September 29, 2006. The Company carried the put and call options of the CN due 2011 on the balance sheet at fair value with changes in fair values reflected in the consolidated statement of operations. The other conversion features are recorded in equity. (See Note 27 i.)

Commencing from January 1, 2006, under ROC GAAP, the issue costs of convertible notes are recorded as a reduction of the convertible notes. Under U.S. GAAP the issue costs are capitalized as deferred assets and amortized over the period of the convertible notes.

There is no difference under ROC GAAP and U.S. GAAP in accounting for the CN due 2014 (See Note 14).

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

k.	Share-based payments

Under ROC GAAP, the Company followed Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), in accounting for its employee stock option plans prior to January 1, 2008. Under APB No. 25, when the exercise price of the Company’s stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. Under U.S. GAAP, commencing from January 1, 2006, the Company applies SFAS No. 123(R), “Share-Based Payment”, Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, which is now codified as FASB ASC 718, with respect to options and warrants issued to non-employees. FASB ASC 718 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date. The total stock-based compensation expense resulting from stock options was included in general and administrative expenses in the consolidated statements of operations. As explained in Note 2 above, there is no difference between ROC GAAP and U.S. GAAP effective January 1, 2008 upon adoption of ROC SFAS No. 39 for options granted since January 1, 2008.

l.	Defined Benefit Pension Plans

Under U.S. GAAP, commencing from January 1, 2006, the Company applies SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, which is now codified as FASB ASC 715. FASB ASC 715 requires an employer that sponsors one or more defined benefit pension plans or other postretirement plans to 1) recognize the funded status of a plan, measured as the difference between plan assets at fair value and the benefit obligation, in the balance sheet; 2) recognize in equity as a component of accumulated other comprehensive loss, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not yet recognized as components of net periodic benefit cost; 3) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet; and 4) disclose in the notes to the financial statements additional information about the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. Under ROC GAAP, there is no such requirement for recognition.

m.	Income tax expense

Effective January 1, 2007, the Company adopted Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”, which is now codified as FASB ASC 740. FASB ASC 740 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions and income tax disclosures.

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

As of December 31, 2009, the allowance for current tax assets was decreased by NT$1,960 thousand (US$61 thousand) and the long-term tax payable was decreased by NT$18,268 thousand (US$572 thousand).

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

The Company’s subsidiaries are currently under examination by the relevant tax authorities for various tax years. The Company regularly assesses the potential outcome of these examinations in each of the taxing jurisdictions when determining the adequacy of the amount of unrecognized tax benefit recorded. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, the Company believes it has appropriately accrued for uncertain tax benefits. However, audit outcomes and timing of audit settlements and future events that would impact the previously recorded unrecognized tax benefits and the range of anticipated increases or decreases in unrecognized tax benefits are subject to significant uncertainty. It is possible that the ultimate outcome of current or future examinations may exceed current unrecognized tax benefits in amounts that could be material, but cannot be estimated as of December 31, 2009. The effective tax rate and net income in any given future period could therefore be materially impacted.

There are no such provisions under ROC GAAP.

n.	Investments with no active market

Under U.S. GAAP, the NT$ 300,000 thousand bonds are classified as available-for-sale investments. Changes in fair value are recorded in equity. Investment with no active market is not a category of investment under U.S. GAAP.

o.	Cash and cash equivalents

Under ROC GAAP, cash and cash equivalents include time deposits regardless of its maturity date. Under U.S. GAAP, cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less. Thus, time deposits with original maturities of more than three months are classified as cash equivalents under ROC GAAP but should be included in other current assets under U.S. GAAP.

p.	Classification of non-operating income/expenses

Under ROC GAAP, gains on disposal of plant and equipment, land use rights, scrap material and tooling are recorded as non-operating income; and impairment losses on property and equipment, other assets, and goodwill are recorded as non-operating expenses as these items represent revenue and expenses not arising from ordinary operating activities.

Under U.S. GAAP, gains on disposal of plant and equipment, land use rights, scrap material and tooling are recorded as other operating income; and impairment losses on property and equipment, other assets, and goodwill are recorded as operating expenses.

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

The following reconciles net income (loss) and equity under ROC GAAP as reported in the accompanying consolidated financial statements to net income and equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss) attributable to ChipMOS

Net income (loss) based on ROC GAAP	2,219,202	(7,270,245)	(4,418,683)	(138,300)
Adjustments:
Amortization of deferred charge	(19,722)	(13,719)	(446)	(14)
Amortization of start-up costs	2,198	1,694	1,597	50
Pension expenses	(10,773)	(11,797)	(17,358)	(543)
Depreciation of property, plant and equipment and employee dormitory building	(48,681)	(56,169)	(56,430)	(1,766)
Transfer of building and facilities from MVI	289	196	160	5
Marketable securities – trading	—	—	—	—
Interest capitalization	(17,592)	(15,539)	(14,064)	(440)
(Accrual) reversal of accrual for bonuses to employees, directors and supervisors	(143,952)	368,945	—	—
Loss on inventory valuation	—	(36,818)	36,818	1,152
Impairment loss on goodwill	—	(52,007)	—	—
Effect of U.S. GAAP adjustments on income taxes	11,547	29,608	12,319	386
Adjustment for uncertain tax positions	(35,260)	10,785	20,228	633
Stock-based compensation	(173,501)	(257,460)	(40,705)	(1,274)
Amortization of discount on convertible notes	(114,132)	(95,468)	(88,603)	(2,773)
Gain (loss) on embedded derivative liabilities	1,180,834	306,701	—	—
Loss on redemption of convertible notes	(21,523)	(97,227)	—	—
Noncontrolling interests	72,736	10,859	14,880	465

Net increase (decrease) in net income	682,468	92,584	(131,604)	(4,119)

Net income (loss) based on U.S. GAAP	2,901,670	(7,177,661)	(4,550,287)	(142,419)

Earnings (loss) per share – basic	36.13	(85.56)	(57.50)	(1.80)

Earnings (loss) per share – diluted	21.07	(85.56)	(59.15)	(1.85)

Number of weighted average shares outstanding – basic	80,305	83,894	79,137	79,137

Number of weighted average shares outstanding – diluted	108,207	83,894	82,996	82,996

The following table reconciles the denominator to calculate basic and diluted earnings (loss) per share:

	December 31,
	2007	2008	2009
	(in thousands)
Basic number of shares	80,305	83,894	79,137
Add: Stock options	2,174	—	—
Convertible notes	25,728	—	3,859

Diluted number of shares	108,207	83,894	82,996

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

The following table reconciles the numerator to calculate basic and diluted earnings (loss) per share:

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss) based on U.S. GAAP	2,901,670	(7,177,661)	(4,550,287)	(142,419)
Add: Amortization of discount on convertible notes	357,472	—	3,737	117
Interest expense (net of tax)	151,897	—	(309,298)	(9,681)
Gains on embedded derivative	(1,191,838)	—	(50,740)	(1,588)
Loss on redemption of convertible notes	21,523	—	—	—
Amortization of deferred charge on convertible notes	38,799	—	—	—
Foreign exchange gain	—	—	(2,658)	(83)

Income (loss) attributable to ChipMOS adjusted for the effects of assumed exercise of options and conversion of notes	2,279,523	(7,177,661)	(4,909,246)	(153,654)

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Equity

Equity based on ROC GAAP	22,248,128	14,542,813	9,952,217	311,493

Adjustments:
Technology transfer in payment of capital stock
Original cost	(750,000)	(750,000)	(750,000)	(23,474)
Accumulated amortization of technology transfer in payment of capital stocks	750,000	750,000	750,000	23,474
Start-up costs
Original cost	(51,408)	(51,283)	(49,825)	(1,559)
Accumulated amortization of start-up costs	48,107	49,705	49,825	1,559
Net effect on inventories	(25)	(54)	(35)	(1)
Depreciation of property, plant and equipment and employee dormitory building	(171,269)	(227,438)	(283,868)	(8,885)
Transfer of building and facilities from MVI
Original cost	(173,174)	(173,174)	(173,174)	(5,420)
Depreciation and gain on disposal of building and facilities from MVI	170,163	170,361	170,519	5,337
Net effect on inventories	(4)	(6)	(4)	—
Accrual for bonuses to employees, directors and supervisors	(434,261)	—	—	—
Pension expenses	(226,896)	(237,321)	(278,795)	(8,726)
Loss on inventory valuation	—	(36,818)	—	—
Impairment loss on goodwill	—	(52,007)	(52,007)	(1,628)
Interest capitalization	118,757	118,757	118,757	3,717
Amortization of interest capitalization	(114,178)	(129,717)	(143,781)	(4,500)
Effect of U.S. GAAP adjustments on income taxes	33,360	62,968	75,287	2,356
Adjustment for uncertain tax positions	(35,260)	(24,475)	(4,247)	(133)
Equity component of convertible notes	(268,852)	(466,151)	(466,151)	(14,590)
Loss on redemption of convertible notes	(32,072)	(129,299)	(129,299)	(4,047)
Amortization of deferred charge	(24,657)	(38,376)	(38,822)	(1,215)
Amortization of discount on convertible notes	(423,498)	(518,966)	(607,569)	(19,016)
Gain on embedded derivative liabilities	935,920	1,242,621	1,242,621	38,893
Noncontrolling interests	52,007	52,007	52,007	1,628

Net decrease in equity	(597,240)	(388,666)	(518,561)	(16,230)

Equity based on U.S. GAAP	21,650,888	14,154,147	9,433,656	295,263

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Changes in equity based on U.S. GAAP
Balance, beginning of the year	21,430,719	21,650,888	14,154,147	443,009
Stock purchased by a subsidiary	—	(1,779)	(79,936)	(2,502)
Issuance of shares	2,603,379	—	—	—
Issuance of option warrants	24,080	65,111	90,600	2,836
Exercise of option warrants	89,850	4,548	—	—
Stock-based compensation	173,501	257,460	40,705	1,274
Cumulative translation adjustments	209,390	156,250	(29,197)	(914)
Net income (loss) for the year	2,901,670	(7,177,661)	(4,550,287)	(142,419)
Adjustment of equity method for long-term Investment	(268,625)	95,186	2,724	85
Unrecognized pension expenses	(161,134)	952	(20,760)	(650)
Noncontrolling interests	(5,351,942)	(896,808)	(174,340)	(5,456)

Balance, end of the year	21,650,888	14,154,147	9,433,656	295,263

A reconciliation of the significant balance sheet accounts to the approximate amounts determined under U.S. GAAP is as follows:

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Current assets

As reported	10,494,267	8,431,233	263,888
U.S. GAAP adjustments
Effect of inventory adjustments:
Start-up costs	(54)	(35)	(1)
Depreciation of fixed assets	1,449	1,101	34
Transfer of building and facilities from MVI	(6)	(4)	—
Inventory valuation	(36,818)	—	—
Adjustment for uncertain tax positions	(6,207)	(6,207)	(194)

As adjusted	10,452,631	8,426,088	263,727

Property, plant and equipment – net

As reported	23,654,940	20,768,992	650,047
U.S. GAAP adjustments
Start-up costs	(1,578)	—	—
Depreciation of fixed assets	(237,486)	(266,913)	(8,354)
Transfer of building and facilities from MVI	(2,813)	(2,655)	(83)
Interest capitalization	14,064	(25,024)	(783)

As adjusted	23,427,127	20,474,400	640,827

Other assets

As reported	746,761	833,208	26,078
U.S. GAAP adjustments
Depreciation of employee dormitory building	(16,425)	(18,056)	(565)
Deferred charge	1,226	780	25
Effect of U.S. GAAP adjustment on income tax	—	75,287	2,356
Adjustments for uncertain tax position	—	1,960	61

As adjusted	731,562	893,179	27,955

26.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Current liabilities

As reported	10,721,542	6,921,489	216,635
U.S. GAAP adjustments
Discount on convertible notes	(88,603)	—	—

As adjusted	10,632,939	6,921,489	216,635

Long-term liabilities

As reported	9,832,607	13,377,605	418,704
U.S. GAAP adjustments
Loss on redemption of convertible notes	193,634	—	—
Equity component of convertible notes	273,866	—	—
Fair value of embedded derivative liabilities	(475,821)	—	—
Amortization of discount on convertible notes	8,321	—	—

As adjusted	9,832,607	13,377,605	418,704

Other liabilities

As reported	344,637	104,909	3,284
U.S. GAAP adjustments
Pension	237,321	278,795	8,726
Effect of U.S. GAAP adjustments on income taxes	(55,694)	—	—
Adjustments for uncertain tax positions	10,994	—	—

As adjusted	537,258	383,704	12,010

As a result of the adjustments presented above, the approximate amounts of total assets under U.S. GAAP were NT$35,156,951 thousand and NT$30,116,454 thousand as of December 31, 2008, and 2009, respectively.

The following U.S. GAAP condensed statements of operations for the years ended December 31, 2007, 2008 and 2009 have been derived from the audited financial statements and reflect the adjustments presented above. Certain accounts have been reclassified to conform to U.S. GAAP.

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Net revenue	23,597,598	17,010,162	12,150,308	380,291
Cost of revenue	(17,496,720)	(17,068,345)	(15,690,962)	(491,110)

Gross profit (loss)	6,100,878	(58,183)	(3,540,654)	(110,819)
Other operating income	149,444	193,955	97,265	3,044
Operating expenses	(2,171,153)	(6,571,724)	(1,726,537)	(54,039)

Income (loss) from operations	4,079,169	(6,435,952)	(5,169,926)	(161,814)
Non-operating income (expenses) – net	261,720	(815,465)	2,176	68

Income (loss) before income tax	4,340,889	(7,251,417)	(5,167,750)	(161,746)

Net income (loss) attributable to ChipMOS	2,901,670	(7,177,661)	(4,550,287)	(142,416)

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Recent accounting pronouncements

In June 2009, the FASB issued FASB ASC 105, which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles. ASC No. 105 explicitly recognizes rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under federal securities laws as authoritative GAAP for SEC registrants. FASB ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification is effective for the Company for the year ended December 31, 2009. Adoption of FASB ASC 105 did not have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued guidance in FASB ASC 820 which defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. The guidance was effective for the Company’s financial assets and liabilities on January 1, 2008. Effective January 1, 2009, the Company adopted FASB ASC 820 for the Company’s non-financial assets and liabilities. The adoption did not have a material impact on the consolidated financial statements upon adoption. FASB ASC 820 establishes a fair value hierarchy that distinguishes between assumptions based on market data (observable inputs) and the Company’s assumptions (unobservable inputs). The hierarchy consists of three broad levels as follows:

Level 1—Quoted market prices in active markets for identical assets or liabilities

Level 2—Inputs other than level 1 that are either directly or indirectly observable

Level 3—Unobservable inputs developed using the Company’s estimates and assumptions, which reflect those that market participants would use.

The following table sets forth the assets measured at fair value on a recurring basis, by input level, as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(in thousands)
Financial assets at fair value through profit and loss	119,027	—	—	119,027
Available-for-sale investments	—	—	300,000	300,000

	119,027	—	300,000	419,027

Financial assets at fair value through profit and loss include investments in stocks and open-ended funds, which are measured using quoted price in active markets and are classified as Level 1.

Available-for-sale investments are comprised of bonds. The fair values are based on future cash flows discounted at current rates as the bonds are trading in an inactive market.

In February 2007, the FASB issued guidance in FASB ASC 825 which allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in earnings. FASB ASC 825 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. FASB ASC 825 is effective for the year ended December 31, 2009. The adoption has no impact on the consolidated financial statements.

In December 2007, the FASB issued guidance in FASB ASC 810 which requires that a noncontrolling interest in a subsidiary be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements. It also calls for consistency in the manner of reporting changes in the parent’s ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. FASB ASC 810 is effective for the year ended December 31, 2009. The adoption has no impact on the Company’s consolidated financial condition, results of operations, and cash flows as noncontrolling interest was reported as equity prior to adoption of FASB ASC 810.

In December 2007, the FASB issued guidance in FASB ASC 805, extending the applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. The guidance expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations. FASB ASC 805 is effective for the year ended December 31, 2009. The adoption did not have any significant impact on the Company’s consolidated financial statements for the year ended December 31, 2009 but may have impact for any future acquisitions.

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

a.	Recent accounting pronouncements (continued)

In March 2008, the FASB issued guidance in FASB ASC 815 which requires enhanced disclosures about an entity’s derivative and hedging activities, including (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. FASB ASC 815 is effective for the year ended December 31, 2009. The adoption did not have any impact on the Company’s consolidated financial statements.

In April 2008, the FASB issued guidance in FASB ASC 350 which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. FASB ASC 350 is intended to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure the fair value of the asset under other applicable accounting literature. FASB ASC 350 is effective for the year ended December 31, 2009. The adoption had no material effect on the Company’s consolidated financial statements.

In May 2008, the FASB issued guidance in FASB ASC 470 and 815 which requires cash settled convertible debt to be bifurcated into debt and equity components and accounted for separately at issuance. The value assigned to the debt component would be the estimated fair value, as of the issuance date, of a similar bond without the conversion feature. The difference between the bond cash proceeds and this estimated fair value would be recorded as a debt discount and amortized to interest expense over the life of the bond. The equity component of the convertible debt securities would be included in the paid-in-capital section of equity on the Company’s consolidated balance sheets and the initial carrying values of these debt securities would be correspondingly reduced. Management does not expect that the application of this standard will have any significant effect on the Company’s consolidated financial statements.

In December 2008, the FASB issued guidance in FASB ASC 715 requiring enhanced disclosures about the plan assets of defined benefit pension and other postretirement plans. The enhanced disclosures are intended to provide users of financial statements with a greater understanding of: (1) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies; (2) the major categories of plan assets; (3) the inputs and valuation techniques used to measure the fair value of plan assets; (4) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period; and (5) significant concentrations of risk within plan assets. The enhanced disclosures are effective for the financial statements for the year ended December 31, 2009. The enhanced disclosures are included in note 27 d.

In April 2009, the FASB issued three related staff positions to clarify the application of FASB ASC 820 to fair value measurements in the current economic environment, modify the recognition of other-than-temporary impairments of debt securities, and require companies to disclose the fair value of financial instruments in interim periods. The final staff positions are effective for interim and annual periods ending after March 15, 2009. The adoption of FASB ASC 820 had no material effect on the Company’s consolidated financial statements.

In April 2009, the FASB issued guidance in FASB ASC 820 which clarifies when markets are illiquid or that market pricing may not actually reflect the “real” value of an asset. If a market is determined to be inactive and market price is reflective of a distressed price then an alternative method of pricing can be used, such as a present value technique to estimate fair value. FASB ASC 820 identifies factors to be considered when determining whether or not a market is inactive. FASB ASC 820 is effective for interim and annual periods ending after June 15, 2009. The adoption of FASB ASC 820 had no material effect on the Company’s consolidated financial statements.

In May 2009, the FASB issued guidance in FASB ASC 855 on subsequent events that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but prior to the issuance of the financial statements. The guidance requires disclosure of the date through which subsequent events were evaluated and the basis for that date. The guidance sets forth the following: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for the year ended December 31, 2009. Effective February 24, 2010, the Company adopted Accounting Standards Update (ASU) No. 2010-09 “Subsequent Events (Topic 855): Amendment to Certain Recognition and Disclosure Requirements”, which removes the requirement to disclose the date through which subsequent events have been evaluated. Please refer to note 23 for disclosure of subsequent events.

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

a.	Recent accounting pronouncements (continued)

In June 2009, the FASB issued FASB ASC 860 which eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. ASC No. 860 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. The Company is currently evaluating the impact of the adoption of FASB ASC 860 on its consolidated financial statements.

In June 2009, the FASB issued FASB ASC 810 which address the elimination of the concept of a qualifying special purpose entity. ASC No. 810 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, FASB ASC 810 provides more timely and useful information about an enterprise’s involvement with a variable interest entity. FASB ASC 810 will be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently evaluating the impact of the adoption of FASB ASC 810 on its consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update No. 2009-02 (“ASU 2009-03”), SEC update – Amendments to various topics containing SEC Staff Accounting Bulletins to update cross-references to Codification test. ASU 2009-03 did not have a material effect on the Company’s consolidated financial position or results of operations.

In August 2009, the FASB issued Accounting Standard Update No.2009-05 (“ASU 2009-05”) which applies to all entities that measure liabilities at fair value within scope of ASC No, 820. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more valuation techniques. The amendments in ASU 2009-05 also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. It also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance provided in ASU 2009-05 is effective for the first reporting period beginning after issuance. The Company is currently evaluating the impact of the adoption of ASU 2009-05 on its consolidated financial statements.

In September 2009, the FASB issued Accounting Standards Update No. 2009-07 (“ASU 2009-07”), Accounting for Various Topics. ASU 2009-07 represents technical corrections to various topics containing SEC guidance based on external comments received. The adoption of this guidance did not have a material effect on the Company’s consolidated financial condition or results of operations.

In September 2009, the FASB issued Accounting Standards Update No. 2009-12 (“ASU 2009-12”), which provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, for the fair value measurement of investments in certain entities that calculate net asset value per share. This ASU also requires disclosures by major category of investment about the attributes of investments within the scope of the amendments in this Update. The amendments in this Update are effective for interim and annual periods after December 15, 2009. The Company is currently evaluating the impact of the adoption of ASU 2009-12 on its consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17. The amendments in this update are the result of FASB Statement No. 167 “Amendments to FASB Interpretation No. 46 (R)”, which is now codified as FASB ASC 810-10-50-2A “Consolidation – Overall – Disclosure—Variable Interest Entities”. The adoption of FASB ASU No. 2009-17 did not have a material impact on the Company’s financial position, results of operations and cash flows.

In January 2010, the FASB issued ASU No. 2010-02, in which it clarifies that the scope of the decrease in ownership provision of ASC 810-10 and related guidance applies to a subsidiary or group of assets that is a business or nonprofit activity, but does not apply to sales of in-substance real estate and conveyances of oil and gas mineral rights. The adoption of ASU No. 2010-02 did not have a material impact on the Company’s financial position, results of operations and cash flows.

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

b.	Goodwill

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Balance, January 1, 2009	969,188	—	—
Impairment loss recognized	(969,188)	—

Balance, December 31, 2009	—	—	—

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

c.	Income tax expense

Income (loss) before income tax, noncontrolling interest and interest in bonuses paid by subsidiaries consists of the following:

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Bermuda	328,336	(1,359,727)	80,964	2,534
ROC	4,533,334	(3,782,118)	(5,170,100)	(161,818)
Others	(520,781)	(2,109,572)	(78,614)	(2,461)

	4,340,889	(7,251,417)	(5,167,750)	(161,745)

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

c.	Income tax expense (continued)

Income tax expense consists of:

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Income tax for the current year
Bermuda	347,107	346,754	6,267	196
ROC	406,463	4,867	—	—
Others	(69,873)	1,016	2,049	64

	683,697	352,637	8,316	260
Deferred income tax
Bermuda	—	—	—	—
ROC	18,062	(332,955)	(483,604)	(15,136)
Others	57,221	262,435	(1)	—

	75,283	(70,520)	(483,605)	(15,136)
Adjustment of prior years’ income taxes	32,968	(201,717)	22,080	691

Income tax expense	791,948	80,400	(453,209)	(14,185)

Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax expense which conforms to U.S. GAAP is as follows:

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Tax on pretax income (loss) at 0%	—	—	—	—
Tax on pretax income (loss) at applicable statutory rates	1,447,850	(1,147,034)	(1,334,734)	(41,776)
Additional 10% on the unappropriated earnings	171,597	166,318	—	—
Tax effects of:
Tax-exempt (income) loss	(59,661)	134,173	—	—
Permanent differences
Non-taxable (gain)/loss on sales of investment	(9,748)	(2,153)	358	11
Non-deductible investment losses	(25,439)	74,792	(17,167)	(537)
Non-deductible expense	(1,027)	378,483	(91,828)	(2,874)
Other	—	9,150	3,554	111
Temporary differences	2,427	—	28,026	877
Tax credits - utilized	(723,594)	(165,909)	—	—
- deferred	172,174	(22,867)	4,080	128
Valuation allowance	(248,472)	871,769	703,359	22,014
Loss recognized	4,125	—	—	—
Losses carried forward	(4,125)	227,739	1,088,819	34,079
Losses carried forward – deferred	—	(227,739)	(981,013)	(30,704)
Deferred tax effect of change in tax rate	—	—	139,526	4,367
Adjustment of prior year’s income tax	65,841	(216,322)	3,811	119

Income tax expense	791,948	80,400	(453,209)	(14,185)

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

The components of net deferred income tax assets (liabilities) were as follows:

	December 31,
	2008	2009
	NT$	NT$	US$
	(in thousands)
Deferred income tax assets
Current
Unrealized foreign exchange loss	(1,203)	3,200	100
Tax credits	302,778	552,781	17,302
Loss of market price decline and obsolete and slow-moving inventories	21,174	36,969	1,157
Unrealized loss on sale allowances	26,684	22,791	713
Allowance for doubtful receivables	573,004	554,152	17,344
Others	5,425	(450)	(14)

	927,862	1,169,443	36,602
Valuation allowance	(578,352)	(819,340)	(25,644)

	349,510	350,103	10,958

Non-current
Unrealized impairment loss on idle fixed assets	—	—	—
Tax credits	666,391	412,308	12,905
Losses carried forward	612,329	1,445,742	45,250
Impairment loss	150	8,387	263
Building	705	665	20
Start-up costs	407	8	—
Others	402,030	302,521	9,469

	1,682,012	2,169,631	67,907
Valuation allowances	(1,243,186)	(1,576,724)	(49,349)

	438,826	592,907	18,558

Deferred income tax liabilities
Non-current
Depreciation differences	(615,269)	(302,294)	(9,462)
Interest capitalization	(3,516)	—	—
Inventory valuation	9,205	—	—

	(609,580)	(302,294)	(9,462)

	(170,754)	290,613	9,096

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

d.	Pension plans

The impact of the adoption of SFAS No.158 has been reflected within the consolidated financial statements as follows:

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Components of net periodic benefit cost
Service cost	1,662	1,579	1,518	48
Interest cost	8,735	12,463	11,340	355
Project return on plan assets	(5,500)	(7,910)	(6,857)	(215)
Net amortization and deferral:
Unrecognized net transition obligation	(293)	(293)	53	2
Curtailment loss	4,191	7,295	7,568	237
Net prior service cost	—	(56)	(206)	(6)

Net periodic benefit cost	8,795	13,078	13,416	421

Recognized in other comprehensive income:
Unrecognized net transition obligation	(1,225)	(62)	66	2
Net prior service cost	—	(4,149)	8,978	281
Unrecognized actuarial loss	162,359	3,259	15,329	480

Total recognized in other comprehensive income	161,134	(952)	24,373	763

Total recognized in total benefit cost and other comprehensive income	169,929	12,126	37,789	1,184

The estimated net transition assets and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost in 2010 is NT$136 thousand (US$4 thousand) and NT$7,304 thousand (US$229 thousand), respectively.

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Changes in benefit obligation
Benefit obligation at beginning of Year	317,646	475,794	496,548	15,541
Service cost	1,662	1,579	1,518	48
Interest cost	8,735	12,463	11,340	355
Plan amendments	—	(3,581)	—	—
Actuarial loss	147,751	10,293	36,979	1,157

Benefit obligation at end of year	475,794	496,548	546,385	17,101

Changes in plan assets
Fair value of plan assets at beginning of year	199,991	249,596	291,532	9,125
Actual return on plan assets	5,955	9,156	1,755	55
Employer contribution	43,691	32,780	21,705	679

	249,637	291,532	314,992	9,859

Funds status	(226,157)	(205,016)	(231,393)	(7,242)
Unrecognized actuarial loss	(13,000)	(24,476)	(31,285)	(979)

Net amount recognized (recognized as accrued pension cost)	(239,157)	(229,492)	(262,678)	(8,221)

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

d.	Pension plans (continued)

Amounts recognized in accumulated other comprehensive income, net of noncontrolling interests, consist of:

	2008	2009
	NT$	NT$	US$
	(in thousands)
Unrecognized net transition obligation (asset)	(3,004)	(2,685)	(84)
Net prior service cost	(3,525)	(3,436)	(108)
Unrecognized loss	219,382	243,090	7,608

Gross amount recognized	212,853	236,969	7,416

Noncontrolling interests	(8,028)	(11,384)	(356)

Total recognized in total benefit cost and other comprehensive income	204,825	225,585	7,060

	2007	2008	2009
Actuarial assumptions
Discount rate	2.75%	2.75%	2.25%
Rate of compensation increase	4.25%	4.25%	4.25%
Expected return on plan assets	2.75%	3.00%	1.5%

The accumulated benefit obligation for all defined benefit pension plans was NT$240,221 thousand and NT$247,402 thousand at December 31, 2008 and 2009, respectively.

There were no pension plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2008 and 2009.

The plan assets are all invested in the Bank of Taiwan (previously known as Central Trust of China). The plan benefits are based on employees’ years of service and compensation. The plan assets primarily consist of cash, government loans, equity securities, notes and bonds.

The fair value of the plan assets was NT$291,532 thousand and NT$314,992 thousand (US$9,859 thousand) at December 31, 2008 and 2009, respectively. As of December 31, 2008 and 2009, these assets were allocated among asset categories as follows:

Asset category	2008	2009	Current maximum allocation policy
Equity securities	31%	24%	40%
Bonds	15%	28%
Notes	12%	5%
Government loans	2%	1%
Cash	40%	42%

Total	100%	100%

Under ROC regulation, government authority will collect the fund as Labor Retirement Fund and determine the assets allocation and investment policy.

ChipMOS Taiwan and ThaiLin anticipate contributing NT$22,630 thousand to their pension plans during 2010.

The Company has no other post-retirement or post-employment benefit plans.

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

e.	Statements of cash flows

ROC SFAS No. 17, “Statement of Cash Flows” has been applied. Its objectives and principles are similar to those set out in SFAS No. 95, “Statement of Cash Flows” (“SFAS No. 95”). The principal differences between the standards relate to classification. Summarized cash flow data by operating, investing and financing activities in accordance with FASB ASC 230-10 are as follows:

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Net cash inflow (outflow) from:
Operating activities	10,322,132	4,890,631	1,633,419	51,124
Investing activities	(12,212,084)	(2,296,914)	(1,042,532)	(32,630)
Financing activities	522,085	(1,405,512)	(2,503,796)	(78,365)

	(1,367,867)	1,188,205	(1,912,909)	(59,871)
Effect of changes in foreign exchange rate	38,787	46,329	(1,780)	(57)
Cash and cash equivalents at the beginning of year	5,685,563	4,356,483	5,591,017	174,993

Cash and cash equivalents at the end of year	4,356,483	5,591,017	3,676,328	115,065

f.	Statements of comprehensive income

	Year Ended December 31,
	2007	2008	2009
	NT$	NT$	NT$	US$
	(in thousands)
Net income based on U.S. GAAP	2,901,670	(7,177,661)	(4,550,287)	(142,416)
Other comprehensive income (loss):
Translation adjustment	209,390	156,250	(29,196)	(914)

Comprehensive income	3,111,060	(7,021,411)	(4,579,483)	(143,330)

g.	Statements of accumulated other comprehensive income

	Unrecognized Pension Costs	Translation Adjustment	Accumulated Other Comprehensive Income
	NT$	NT$	NT$
December 31, 2007	(205,777)	277,464	71,687
Addition in 2008	952	156,250	157,202

December 31, 2008	(204,825)	433,714	228,889
Addition in 2009	(20,760)	(29,196)	(49,956)

December 31, 2009	(225,585)	404,518	178,933

h.	Shareholders’ equity

Employee stock-based compensation has been accounted for under FASB ASC 715.

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

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

h.	Shareholders’ equity (continued)

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

The fair value for options granted has been estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Year of grant	Risk free interest rate	Expected life	Expected volatility	Expected dividend yield
2002	4.75%	5 years	114.91%	0%
2003	4.75%	4.25 years	118.07% ~ 148.73%	0%
2004	1.75%	4.25 years	112.40% ~ 123.07%	0%
2006	4.62% ~ 4.74%	4.25 years	102.67% ~ 133.21%	0%
2007	3.32% ~ 5.04%	4.25 years	134.71% ~ 171.09%	0%
2008	1.30% ~ 3.42%	4.25 ~ 6 years	97.83% ~ 188.06%	0%
2009	1.32% ~ 2.39%	4.25 ~ 5 years	139.36% ~ 163.82%	0%

The following table presents the stock option activity for the year ended December 31, 2008 and 2009.

	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
		US$	US$
			(in thousands)
Outstanding at December 31, 2007	7,348,893	4.48
Granted	3,981,487	1.92
Forfeited	(763,229)	4.34
Exercised	(127,850)	0.81
Expired	(1,180,738)	2.35

Outstanding at December 31, 2008	9,258,563	3.71
Granted	1,977,577	0.63
Forfeited	(697,181)	3.96
Exercised	—	—
Expired	(385,001)	1.74

Outstanding at December 31, 2009	10,153,958	3.17	218

Exercisable at December 31, 2008	3,501,848	4.77

Exercisable at December 31, 2009	4,502,454	4.48	25

Vested and expected to vest in 2008	8,970,727	3.73

Vested and expected to vest in 2009	9,871,383	3.20	208

The aggregate intrinsic value in the table above represents the total intrinsic value (i.e., the difference between the Company’s closing stock price of US$0.71 on December 31, 2009 (December 31, 2008: US$0.25) and the exercise price, times the number of options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. The total intrinsic value of options exercised during the year ended December 31, 2009 was nil (2008: nil). The total fair value of options vested and forfeited during the year ended December 31, 2009 was NT$94,157 thousand (US$2,947 thousand) (2008: NT$121,802 thousand). The number of options vested during the year ended December 31, 2009 was nil (2008: 127,850). The weighted average remaining contractual term of the outstanding options at December 31, 2009 was 4 (2008: 4.5) years.

As of December 31, 2009, NT$12,810 thousand (US$401 thousand) (2008: NT$40,878 thousand) of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted average period of 2 years.

27.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

The Company’s employees have the ability to exercise a stock option (i.e., remit cash consideration to the Company for the exercise price) in exchange for stock during the vesting period of the award.

The following table presents a summary of the number of and weighted average grant date fair values regarding the unvested share options as of December 31, 2009 and changes during the year then ended:

	Number of Options	Weighted Average Fair Value
		US$
Unvested options outstanding at December 31, 2007	3,810,782	5.06
Granted	3,981,487	1.66
Vested	(1,272,325)	5.63
Forfeited	(763,229)	4.69

Unvested options outstanding at December 31, 2008	5,756,715	3.06

Granted	1,977,577	0.67
Vested	(1,385,607)	2.97
Forfeited	(697,181)	4.23

Unvested options outstanding at December 31, 2009	5,651,504	2.10

The Company’s determination of fair value of employee share options on the date of grant using the Black Scholes Option Pricing Model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company’s expected stock price volatility over the term of the awards. Option pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company’s employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company’s employee stock options. Although the fair value of employee stock options is determined in accordance with FASB ASC 715 using an option pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

i.	Convertible notes

The Company accounts for the conversion option in the convertible notes as derivative liabilities in accordance with FASB ASC 815. The discount attributable to the issuance date aggregate fair value of the conversion option, totaling NT$1,380,211 thousand (US$43,199 thousand), is being amortized using the effective interest method over the term of the convertible notes.

The change in fair value on revaluation of the embedded derivative liabilities represents the difference between the fair value of the embedded derivative liabilities at their original issue date and their fair value on December 31, 2009 using option pricing models. As of December 31, 2009, the fair value of the embedded derivative liabilities amounted to NT$129,967 thousand (US$4,068 thousand). The effect of the fair market value adjustment of NT$50,740 thousand (US$1,588 thousand) was recorded in the consolidated statement of operations.

The following assumptions were applied to the convertible notes using the option pricing model:

	December 31, 2009		December 31, 2009		December 31, 2009
	CN due 2011		10%CN due 2014		8%CN due 2014
Market price	US$	0.71	US$	0.71	US$	0.71
Conversion price	US$	6.85	US$	1.50	US$	1.25
Term		5 years		5 years		5 years
Volatility		29.5248%		70.2600%		69.5700%
Risk-free interest rate		1.3820%		3.5663%		3.6940%

Please refer to Note 14 for details of the terms of the convertible notes.