Form 20-F
period 2010-12-31
CHIPMOS TECHNOLOGIES BERMUDA LTD
filed 2011-06-03
CIK 1133478

As filed with the Securities and Exchange Commission on June 3, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Shou-Kang Chen

Chief Financial Officer

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

Telephone: (886) 3 563 3988

Facsimile: (886) 3 563 3998

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contract Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value US$0.04 each	The NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2010, 110,553,157 Common Shares, par value US$0.01 each, were outstanding (27,638,289 Common Shares, par value US$0.04 each, giving effect to the 1:4 reverse stock split that became effective on January 21, 2011).

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

Selected Financial Data

The following tables set forth our selected consolidated financial data. The selected consolidated balance sheet data as of December 31, 2009 and 2010 and our consolidated statement of operations and cash flows data for 2008, 2009 and 2010 are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these audited consolidated financial statements and related notes beginning on page F-1 of this Annual Report on Form 20-F. These audited consolidated financial statements have been audited by Moore Stephens. The selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 and the consolidated statement of operations and cash flows data for the years ended December 31, 2006 and 2007 are derived from our audited consolidated financial statements not included herein. Our consolidated financial statements have been prepared and presented in accordance with ROC GAAP, which differs in some material respects from US GAAP. Please see Note 25 to our audited consolidated financial statements for a description of the principal differences between ROC GAAP and US GAAP for the periods covered by these financial statements.

	Year ended December 31,
	2006	2007	2008	2009	2010	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data)
Consolidated Statement of Operations Data:
ROC GAAP:
Net revenue:
Related parties(1)	$5,654.4	$6,915.9	$3,122.9	$668.9	$2,033.3	$69.8
Others	14,720.8	16,681.7	13,887.3	11,481.4	15,176.4	520.8

Total net revenue	20,375.2	23,597.6	17,010.2	12,150.3	17,209.7	590.6
Cost of revenue	14,253.4	17,444.1	16,969.9	15,661.5	16,564.0	568.4

Gross profit (loss)	6,121.8	6,153.5	40.3	(3,511.2)	645.7	22.2

Operating expenses:
Research and development	274.8	322.3	435.6	375.3	412.7	14.2
General and administrative	813.0	1,070.5	885.6	657.8	677.6	23.3
Sales and marketing	107.4	98.3	2,362.7	561.2	64.4	2.2

Total operating expenses	1,195.2	1,491.1	3,683.9	1,594.3	1,154.7	39.7

Income (loss) from operations	4,926.6	4,662.4	(3,643.6)	(5,105.5)	(509.0)	(17.5)

Other income (expenses), net	(223.2)	(669.2)	(3,286.8)	116.7	2,320.6	79.6

Income (loss) before income tax, noncontrolling interests and interest in bonuses paid by subsidiaries(2)	4,703.4	3,993.2	(6,930.4)	(4,988.8)	1,811.6	62.1
Income tax benefit (expense)	(636.5)	(768.2)	(120.8)	420.7	99.3	3.4

Income (loss) before noncontrolling interests and interest in bonuses paid by subsidiaries(2)	4,066.9	3,225.0	(7,051.2)	(4,568.1)	1,910.9	65.5
Net (income) loss attributable to noncontrolling interests	(1,799.4)	(720.0)	143.3	149.4	(266.2)	(9.1)
Interest in bonuses paid by subsidiaries(2)	(149.5)	(285.8)	(362.4)	—	—	—
Cumulative effect of changes in accounting principles	3.3	—	—	—	—	—

Net income (loss) attributable to ChipMOS	$2,121.3	$2,219.2	$(7,270.3)	$(4,418.7)	$1,644.7	$56.4

Earnings (loss) per share(4):
Basic	$123.36	$110.54	$(346.63)	$(223.35)	$68.61	$2.35
Diluted	$100.00	$96.94	$(346.63)	$(230.15)	$67.38	$2.31
Weighted-average number of shares outstanding(4):
Basic	17.2	20.1	21.0	19.8	24.0	24.0
Diluted	22.1	27.1	21.0	22.3	26.8	26.8
US GAAP:(3)
Net income (loss) attributable to ChipMOS	$1,253.1	$2,901.7	$(7,177.7)	$(4,550.3)	$1,616.9	$55.5
Earnings (loss) per share(4):
Basic	$72.88	$144.52	$(342.24)	$(230.00)	$67.45	$2.31
Diluted	$70.08	$84.28	$(342.24)	$(236.60)	$66.35	$2.28
Weighted-average number of shares outstanding(4):
Basic	17.2	20.1	21.0	19.8	24.0	24.0
Diluted	17.9	27.1	21.0	20.8	26.8	26.8

(1)	Related parties include Mosel Vitelic Inc., or Mosel, Siliconware Precision Industries Co. Ltd., or Siliconware Precision, ProMOS Technologies Inc., or ProMOS and DenMOS Technology Inc., or DenMOS. See Note 19 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F.
(2)	Refers to bonuses to directors, supervisors and employees paid by subsidiaries.
(3)	Reflects the US GAAP adjustments as described in Note 25 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F.
(4)	The outstanding shares and per share information reflect the reverse stock split of the Company’s common stocks with a ratio of 1-for-every-4 shares effective on January 21, 2011.

	As of December 31,
	2006	2007	2008	2009	2010	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Balance Sheet Data:
ROC GAAP:
Current assets:
Cash and cash equivalents	$5,895.9	$5,133.6	$6,651.9	$3,884.8	$7,143.3	$245.1
Restricted cash and cash equivalents	65.1	87.0	59.5	243.8	546.8	18.8
Financial assets at fair value through profit and loss	1,929.1	555.6	102.1	119.0	3.0	0.1
Held-to-maturity financial assets	—	—	250.0	—	—	—
Investment with no active market	—	—	100.0	100.0	—	—
Notes receivable
—related parties	—	—	195.0	—	—	—
—third parties	31.1	28.0	14.2	27.9	14.0	0.5
Accounts receivable
—related parties	1,839.1	1,498.8	0.4	0.2	258.0	8.9
—third parties	3,190.5	3,795.9	1,296.5	2,441.8	2,816.0	96.6
Other receivables
—related parties	14.0	11.9	30.0	—	66.4	2.3
—third parties	31.8	31.2	172.2	130.1	182.0	6.2
Inventories	945.8	1,043.6	1,001.5	862.1	1,279.8	43.9
Deferred income tax, net	134.4	85.1	355.8	356.4	278.7	9.6
Prepaid expenses and other current assets	155.8	334.5	265.2	265.1	202.3	6.9
Total current assets	14,232.6	12,605.2	10,494.3	8,431.2	12,790.3	438.9
Long-term investments	366.7	358.0	437.8	220.0	10.5	0.4
Property, plant and equipment, net	30,494.3	30,020.4	23,654.9	20,769.0	17,273.0	592.7
Intangible assets, net	172.4	180.4	107.8	102.8	94.2	3.2
Other assets	745.9	2,152.1	746.8	833.2	1,147.0	39.4
Total assets	46,011.9	45,316.1	35,441.6	30,356.2	31,315.0	1,074.6

	As of December 31,
	2006	2007	2008	2009	2010	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Current liabilities:
Short-term bank loans	1,055.3	1,249.2	2,745.4	2,363.3	1,494.7	51.3
Current portion of long-term loans	2,335.3	3,686.2	4,603.7	1,553.9	4,925.7	169.0
Convertible notes	—	3,014.9	1,541.6	—	65.8	2.3
Derivative liabilities	—	96.0	—	—	—	—
Accounts payable	803.0	976.1	477.9	738.0	690.1	23.7
Payables to contractors and equipment suppliers	993.2	454.1	251.6	201.2	790.6	27.1
Other payables	549.6	604.1	628.0	696.1	896.7	30.8
Current portion of capital leases payable	—	—	—	821.2	822.0	28.2
Accrued expenses and other current liabilities	713.6	886.7	469.4	525.7	990.9	34.0
Total current liabilities	6,747.5	11,374.2	10,721.6	6,921.5	10,697.5	367.1
Long-term liabilities	15,900.5	11,323.7	9,832.6	13,377.6	6,477.0	222.3
Other liabilities	479.0	370.1	344.6	104.9	97.1	3.3
Total liabilities	23,127.0	23,068.0	20,898.8	20,404.0	17,271.6	592.7
Total equity (including noncontrolling interests)	$22,884.9	$22,248.1	$14,542.8	$9,952.2	$14,043.4	$481.9

	As of December 31,
	2006	2007	2008	2009	2010	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
US GAAP(1) :
Current assets:
Cash and cash equivalents	$5,895.9	$5,133.6	$6,651.9	$3,884.8	$7,143.3	$245.1
Restricted cash and cash equivalents	65.1	87.0	59.5	243.8	546.8	18.8
Financial assets at fair value through profit and loss	1,929.1	555.6	102.1	119.0	3.0	0.1
Held-to-maturity financial assets	—	—	250.0	—	—	—
Available-for-sale financial assets	—	—	100.0	100.0	—	—
Notes receivable
—related parties	—	—	195.0	—	—	—
—third parties	31.1	28.0	14.2	27.9	14.0	0.5
Accounts receivable
—related parties	1,839.1	1,498.8	0.4	0.2	258.0	8.9
—third parties	3,190.5	3,795.9	1,296.5	2,441.8	2,816.0	96.6
Other receivables
—related parties	14.0	11.9	30.0	—	66.4	2.3
—third parties	31.8	31.2	172.2	130.1	182.0	6.2
Inventories	946.1	1,044.3	966.1	863.1	1,280.9	44.0
Deferred income tax, net	134.4	82.6	349.5	350.2	272.5	9.3
Prepaid expenses and other current assets	155.8	334.5	265.2	265.1	202.3	6.9
Total current assets	14,232.9	12,603.4	10,452.6	8,426.0	12,785.2	438.7
Long-term investments	366.7	358.0	437.8	220.0	10.5	0.4
Property, plant and equipment, net	30,377.7	29,861.6	23,427.2	20,474.4	16,924.1	580.8
Intangible assets—net	172.4	180.4	107.8	102.8	94.2	3.2
Other assets	826.4	2,262.6	731.6	893.2	1,221.1	41.9
Total assets	45,976.1	45,266.0	35,157.0	30,116.4	31,035.1	1,065.0

	As of December 31,
	2006	2007	2008	2009	2010	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Current liabilities:
Short-term bank loans	1,055.3	1,249.2	2,745.4	2,363.3	1,494.7	51.3
Current portion of long-term loans	2,335.3	3,686.2	4,603.7	1,553.9	4,925.7	169.0
Convertible notes	—	3,056.4	1,453.0	—	65.8	2.3
Derivative liabilities	—	85.4	—	—	—	—
Accounts payable	803.0	976.1	477.9	738.0	690.1	23.7
Payables to contractors and equipment suppliers	993.2	454.1	251.6	201.2	790.6	27.1
Other payables	549.6	604.1	628.0	696.1	896.7	30.8
Current portion of capital leases payable	—	—	—	821.2	822.0	28.2
Accrued expenses and other current liabilities	1,173.1	1,321.0	469.4	525.7	990.9	34.0
Total current liabilities	7,207.0	11,839.3	10,632.9	6,921.5	10,697.5	367.1
Long-term liabilities	16,836.2	11,179.3	9,832.6	13,377.6	6,477.0	222.3
Other liabilities	502.2	596.5	537.3	383.7	488.0	16.7
Total liabilities	24,545.4	23,615.1	21,002.8	20,682.8	17,662.5	606.1
Total equity (including noncontrolling interests)	$21,430.7	$21,650.9	$14,154.2	$9,433.6	$13,372.6	$458.9

(1)	Reflects the US GAAP adjustments as described in Note 25 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F.

	Year ended December 31,
	2006	2007	2008	2009	2010	2010
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Statement of Cash Flows Data:
ROC GAAP:
Capital expenditures	$15,717.8	$6,093.8	$2,188.4	$3,479.7	$4,237.3	$145.4
Depreciation and amortization	5,558.8	6,834.8	7,174.5	6,524.6	6,281.6	215.6
Net cash provided by (used in):
Operating activities	7,316.4	10,882.9	5,164.2	781.0	8,688.9	298.2
Investing activities	(14,988.2)	(12,212.1)	(2,296.9)	(1,042.5)	(3,587.2)	(123.1)
Financing activities	8,947.9	528.1	(1,395.3)	(2,503.8)	(1,826.5)	(62.7)
Effect of exchange rate changes on cash	12.8	38.8	46.3	(1.8)	(16.8)	(0.6)
Net increase (decrease) in cash	$1,288.9	$(762.3)	$1,518.3	$(2,767.1)	$3,258.4	$111.8

Exchange Rates

References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This Annual Report on Form 20-F contains translations of certain NT dollar amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2010, which was NT$29.14 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all. On May 27, 2011, the noon buying rate was NT$28.87 to US$1.00.

The following table sets out, for the years and the months indicated, information concerning the number of NT dollars for which one US dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT dollars per US dollar noon buying rate
	Average	High	Low	Period-end
2006	32.51	33.31	31.28	32.59
2007	32.85	33.41	32.26	32.43
2008	31.52	33.58	29.99	32.76
2009	33.02	35.21	31.95	31.95
2010	31.50	32.43	29.14	29.14
October	30.81	31.30	30.42	30.60
November	30.32	30.52	30.12	30.47
December	29.90	30.37	29.14	29.14
2011
January	29.11	29.36	28.98	29.03
February	29.28	29.76	28.78	29.74
March	29.49	29.63	29.35	29.40
April	28.98	29.31	28.67	28.67
May (through 27, 2011)	28.73	28.99	28.50	28.87

Sources: Federal Reserve Bank of New York.

Risk Factors

Risks Relating to Economic Conditions and the Financial Markets

The global credit and financial markets crisis could materially and adversely affect our business and results of operations.

In 2009, 2010 and continuing into 2011, global credit and financial markets have experienced severe disruptions. These include diminished liquidity and limited availability of credit, reduced consumer confidence, reduced economic growth, increased unemployment rates and uncertainty about economic stability. Limited availability of credit in financial markets may lead consumers and businesses to postpone spending. This in turn may cause our customers to cancel, decrease or delay their existing and future orders with us. Financial difficulties experienced by our customers or suppliers as a result of these conditions could lead to production delays and delays or defaults in payment of accounts receivable. Continuing credit markets disruption restricts our access to capital and limits our ability to fund operations or to refinance maturing obligations as they become due through additional borrowing or other sources of financing. We are not able to predict the duration or extent of the current global credit and financial markets crisis. These conditions increase the difficulty of accurately forecasting and planning our business activities. If these conditions and uncertainties continue or if credit and financial markets and confidence in economic conditions further deteriorate, our business and results of operations could be materially and adversely affected.

Risks Relating to Our Industry

Because we depend on the highly cyclical semiconductor industry, which is characterized by significant and sometimes prolonged downturns from time to time, our net revenue and earnings may fluctuate significantly, which in turn could cause the market price of our common shares to decline.

Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. All of our customers operate in this industry and variations in order levels from our customers and in service fee rates may result in volatility in our net revenue and earnings. For instance, during periods of decreased demand for assembled semiconductors, some of our customers may even simplify, delay or forego final testing of certain types of semiconductors, such as dynamic random access memory or DRAM, further intensifying our difficulties. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns which have adversely affected our results of operations. In 2009, the semiconductor industry, especially the assembly and testing services for DRAM products sector, continued to experience the significant downturn that began in fourth quarter of 2008, and which has adversely affected our business. As a result of the industry downturn, our net revenue for 2009 decreased 29% from 2008 levels. We incurred a net loss of NT$4,419 million in 2009, a decrease from a net loss of NT$7,270 million in 2008. This industry downturn started to recover from the second quarter of 2009, and our net revenue for 2010 increased 42% from 2009 levels and generated a net income of NT$1,645 million (US$56 million) in 2010. We cannot give any assurances that there will not be any downturn in the future or that any future downturn will not affect our results of operations.

Any deterioration in the market for end-user applications for semiconductor products would reduce demand for our services and may result in a decrease in our earnings.

Market conditions in the semiconductor industry track, to a large degree, those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors we test and assemble could reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Our net revenue is largely attributable to fees derived from testing and assembling semiconductors for use in personal computers, communications equipment, consumer electronic products and display applications. A significant decrease in demand for products in these markets could put pricing pressure on our testing and assembly services and negatively affect our net revenue and earnings. The weak demand for LCD and other flat-panel display products that began in 2007 and has since adversely affected our operating results in 2008, 2009 and 2010. Any significant decrease in demand for end-user applications of semiconductors will negatively affect our net revenue and earnings.

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

A significant portion of our net revenue is derived from testing and assembling memory semiconductors. Our net revenue derived from the testing and assembly of memory semiconductors accounted for 75%, 66% and 62% of our net revenue in 2008, 2009 and 2010, respectively. In the past, our service fees for testing and assembling memory semiconductors were sharply reduced in tandem with the decrease in the average selling price of DRAM in the semiconductor industry. The continuing oversupply of DRAM products in 2008 and the weak demand in the DRAM market in 2009 and 2010 resulted in significant reductions in the price of DRAM products, which in turn drove down the average prices for our testing and assembly services for DRAM products in these periods. We cannot assure you that there will not be further downturns in DRAM prices in the future.

A decrease in market demand for LCD and other flat-panel display driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.

Our testing and assembly services for LCD and other flat-panel display driver semiconductors generated net revenue of NT$2,805 million, NT$2,626 million and NT$4,781 million (US$164 million) in 2008, 2009 and 2010, respectively. We invested NT$157 million, NT$37 million and NT$1,659 million (US$57 million) in 2008, 2009 and 2010, respectively, on equipment for tape carrier package, or TCP, chip-on-film, or COF and chip-on-glass, or COG, technologies, which are used in testing and assembly services for LCD and other flat-panel display driver semiconductors. Most of this equipment may not be used for technologies other than TCP, COF or COG. Although the market demand for LCD and other flat-panel display driver semiconductor testing and assembly services increased in 2010 compared to the market demand in 2009, any future decrease in demand for our LCD and other flat-panel display driver semiconductor testing and assembly services would significantly impair our capacity utilization rates and may result in our inability to generate sufficient revenue to cover the significant depreciation expenses for the equipment used in testing and assembling LCD and other flat-panel display driver semiconductors, thereby negatively affecting our profitability. See also “— Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected”.

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.

We have a significant level of debt and interest expense. As of December 31, 2010, we had approximately NT$6,477 million (US$222 million) and NT$7,308 million (US$251 million) in long- and short-term indebtedness outstanding, respectively. Both the long- and short-term indebtedness amounts include capital lease obligations. Our long-term indebtedness as of December 31, 2010, included NT$5,640 million (US$194 million) of bank loans, with an interest rate between 1.214% and 4.69%; capital lease obligations of NT$632 million (US$22 million), with an interest rate between 4.0888% to 4.0973%, and US$26 million of convertible notes with an interest rate of 3.75%, 8% or 10%, including US$19 million held by ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary. As of the date of this Annual Report on Form 20-F, all of these convertible notes have been converted to our common shares or redeemed and are no longer outstanding.

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

ChipMOS Bermuda and ChipMOS Taiwan were not able to meet their financial covenants under a US$75 million Facility Agreement dated July 18, 2008 (the “USD Facility Agreement”) among ChipMOS Bermuda and the banks named therein, and the related Guarantee Agreement dated July 18, 2008 (the “Guarantee Agreement”) among ChipMOS Taiwan, ChipMOS Bermuda and the banks named therein. ChipMOS Bermuda made a waiver request to the lending banks in April 2009 with respect to the effect of the foregoing arrangements on the USD Facility Agreement and the Guarantee Agreement. In February 2010, ChipMOS Bermuda received the majority lenders’ approval for the requested waiver, subject to certain conditions and a waiver fee of 0.1% on the loan outstanding amount as of July 2, 2009. ChipMOS Bermuda also negotiated with its bondholders to extend its debt repayments and other types of settlement, and has obtained such extension or settlement (the “Settlement Agreement”). In addition, ChipMOS Taiwan filed a bail-out application with the competent government authorities, and negotiated with its bank creditors for an extension of its debt repayment and other types of settlement and with its equipment lessor and the lessor’s creditor to restructure its leasing arrangement. ChipMOS Taiwan has obtained such extension or settlement whereby ChipMOS Taiwan has provided additional collaterals. In addition, in December 2010, ChipMOS Taiwan has reached agreement with and received approval from its bank creditors for an extension of its repayment schedule on its short-term loans.

On February 26, 2010, ChipMOS Bermuda and Siliconware Precision Industries Co., Ltd. (“Siliconware Precision”) entered into a Share Purchase Agreement, whereby ChipMOS Bermuda agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The Share Purchase Agreement was completed in January 2011. ChipMOS Bermuda sought the lending banks’ approval to (1) reduce its share holding percentage in ChipMOS Taiwan, (2) repay the debts prior to maturity by March 2011 and (3) waive the break cost condition. In May 2010, ChipMOS Bermuda received approval from the lending banks for the aforementioned waiver request under the USD Facility Agreement. The USD Facility Agreement was subsequently fully repaid in January 2011.

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

On January 5, 2006, our board established a special committee to evaluate the circumstances surrounding the indictment of Mr. Cheng. The special committee engaged K&L Gates LLP (formerly Kirkpatrick & Lockhart Preston Gates Ellis LLP) as its independent international legal counsel, Baker & McKenzie as its independent ROC legal counsel, and Ernst & Young (formerly Diwan, Ernst & Young) as its financial advisor to assist in its investigation. As of March 31, 2011, the special committee was soley comprised of Mr. Yeong-Her Wang, our independent director.

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

On June 28, 2006, the special committee issued its report, including its findings and recommendations. Based upon the results of its investigation, it found that (1) Mr. Shih-Jye Cheng has declared himself not guilty of the charges described in the indictment, (2) Baker & McKenzie, after reviewing the indictment and the prosecutor’s exhibits, has found that the evidence produced by the prosecutor seems to be inadequate and that there is a low probability of the charge of irregular transactions in the indictment being founded, (3) the financial advisor to the special committee has found that we suffered no loss (not taking into account exchange rate factors) and that all monies (capital and interest) were remitted back to our subsidiaries involved, (4) we have suffered no identifiable harm to our reputation or business and (5) Mr. Cheng has not been impaired by the indictment to perform as our chairman and chief executive officer. The special committee recommended that our board maintain Mr. Cheng as our chairman and chief executive officer with full responsibilities and our board unanimously (with Mr. Cheng having recused himself) resolved to accept and adopt the special committee’s recommendation with regard to Mr. Cheng. Our board of directors also resolved to continue the role of the special committee for the duration of the ongoing criminal proceeding involving Mr. Cheng to actively monitor any developments of the criminal investigation and take or recommend any appropriate action in light of such developments.

On October 1, 2007, the Taipei District Court found Mr. Shih-Jye Cheng not guilty, and on October 22, 2007, the prosecutor appealed the Taipei District Court decision at the Taiwan High Court. The Taiwan High Court held four trial hearings in 2008, six trial hearings in 2009 and six trial hearings in 2010. Due to the rotation of the judges in the meantime, a new bench was formed at the beginning of 2010 to try this case. In November 2010, a trial schedule has been established indicating that further hearings are expected to be held in the first half of 2011.

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

We depend on a small group of customers for a substantial portion of our business. In 2010, our top five customers, collectively accounted for 52% of our net revenue. As part of our strategy, we have been focusing on sales to key customers through long-term service agreements. Beginning in 2008, we also resumed a focus on our business with smaller customers and customers who do not place orders on a regular basis. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net revenue, even as we increase the volume of our business with smaller customers and customers who do not place orders on a regular basis. Any adverse development in our key customers’ operations, competitive position or customer base could materially reduce our net revenue and adversely affect our business and profitability.

ProMOS is an affiliate of Mosel. As of March 31, 2011, Mosel indirectly owned 8.6% of our outstanding common shares. In March 2008, ProMOS defaulted on its payment obligations under our long-term service agreement. In November 2008, we entered into a revised subcontracting contract with ProMOS by requiring ProMOS to provide wafers with a value of 80% of the subcontracting fee as collateral. Effective March 2009, we started to request prepayments from ProMOS. In May 2009, a further revised subcontracting contract was entered into by and between us and ProMOS under which ProMOS provided us with wafer as a pledge for its payment obligations and Work-In-Process, or WIP and existing finished goods would serve as lien material. Part of ProMOS’ receivables had been recovered through sales of the pledged wafer and lien material back to ProMOS with a discount to market price, and the remaining outstanding accounts receivables have been secured by equipment mortgage under the same contract arrangement. NT$7 million (US$240 thousand) was received by April 2010. The remaining outstanding accounts receivables have been paid under the amended subcontracting contract and settlement with ProMOS. ProMOS paid us NT$200 million (US$7 million) and NT$24 million (US$1 million) in May 2010 and December 2010, respectively and the remaining NT$202 million (US$7 million) was paid in nine monthly installments ending on March 15, 2011. As of the date of this Annual Report on Form 20-F, all sums have been received. See “Item 4. Information on the Company—Customers”.

In January 2009, Spansion defaulted on its payment obligations under our long-term service agreement and we subsequently terminated the long-term service agreement with Spansion on February 19, 2009. On March 1, 2009, Spansion filed for a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On January 25, 2010, ChipMOS Taiwan entered into a definitive Transfer of Claim Agreement to sell to Citigroup Financial Products Inc. (“Citigroup”) the general unsecured claim reflected in the proof of claim against Spansion. In February 2010, we received from Citigroup the purchase price for the Undisputed Claim of NT$1,118 million (US$38 million) against accounts receivable of NT$2,186 million (US$75 million). We recognized a related loss on sale of receivables of NT$1,068 million (US$37 million) and we reversed the related allowance for doubtful receivables of NT$2,186 million (US$75 million). On October 4, 2010, ChipMOS Taiwan entered into a settlement agreement with Spansion LLC for the general unsecured claim on breach of contract and liquidated damages rights reflected in the proof of claim, Claim No. 5, against Spansion Inc., Spansion Technology LLC, Spansion LLC, Spansion International Inc. and Cerium Laboratories LLC filed by ChipMOS Taiwan in the U.S. Bankruptcy Court. In October 2010, the Company received payment of NT$2,118 million (US$73 million) under the Transfer of Claim Agreement to Citigroup. See “Item 4. Information on the Company— Customers”.

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

Our operations are characterized by a high proportion of fixed costs. For memory and logic/mixed-signal semiconductor testing services, our fixed costs represented 79%, 88% and 77% of our total cost of revenue in 2008, 2009 and 2010, respectively. For memory and logic/mixed-signal semiconductor assembly services, our fixed costs represented 30%, 31% and 24% of our total cost of revenue in 2008, 2009 and 2010, respectively. For LCD and other flat-panel display driver semiconductor testing and assembly services, our fixed costs represented 57%, 56% and 43% of our total cost of revenue in 2008, 2009 and 2010, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our testing and assembly equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates can significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In the past, our capacity utilization rates have fluctuated significantly as a result of the fluctuations in the market demand for semiconductors. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected. In addition, we have entered into various long-term assembly and testing services agreements with certain of our customers that may require us to incur significant capital expenditures. If we are unable to achieve high capacity utilization rates for the equipment purchased pursuant to these agreements, our gross margins may be materially and adversely affected.

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

As our industry is highly cyclical and rapidly changing, our capital requirements are difficult to plan. To remain competitive, we may need capital to fund the expansion of our facilities as well as to fund our equipment purchases and research and development activities. To meet our liquidity, capital spending and other capital needs, we have taken and plan to take certain measures to generate additional working capital and to save cash. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”. We cannot assure you that these plans and measures will be implemented or will provide sufficient sources of capital.

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

The semiconductor testing and assembly business is capital intensive and requires significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor testing and assembly equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain equipment from a limited number of suppliers in a timely and cost-effective manner. We have no binding supply agreements with any of our suppliers and we acquire our testing and assembly equipment on a purchase order basis, which exposes us to changing market conditions and other significant risks. Semiconductor testing and assembly also requires us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers’ orders, which could negatively impact our financial condition and results of operations as well as our growth prospects. Previously we have committed to acquire certain wafer sorting testers and probers under our long-term service agreement with Spansion. We terminated that agreement and commitment on February 19, 2009, after Spansion defaulted on its payment obligations. Currently, we do not have any other long-term service agreements that require our commitment to acquire additional testing and assembly equipment or facilities, however we can not assure you that such commitment will not be made in the future. See “Item 4. Information on the Company— Customers”.

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

We are subject to the SEC’s reporting obligations, and beginning in our Annual Report on Form 20-F for the year ended December 31, 2006, we have been required by the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report of management on our internal control over financial reporting in our Annual Report on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. Beginning in fiscal year 2007, our independent public registered accounting firm has audited the effectiveness of our internal control over financial reporting. Although our management concluded that our internal controls are effective in this Annual Report on Form 20-F, and our independent public registered accounting firm has rendered its opinion that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria set forth in Internal Control – Integrated Framework issued by Committee of Sponsoring Organization of the Treadway Commission (COSO), our management may not conclude that our internal controls are effective in the future. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, it may decline to attest to our management’s assessment or may issue an adverse opinion in the future. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares.

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

As part of our growth strategy, we may make acquisitions and investments in companies and businesses, establish joint ventures or make dispositions of our interests. For example, in September 2007, we acquired all outstanding common shares of ChipMOS Taiwan through a share exchange transaction with ChipMOS Taiwan. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision and the transaction was completed in January 2011. The success of our acquisitions, investments, joint ventures and dispositions depends on a number of factors, including:

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

We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to hire a substantially greater number of skilled employees in connection with our expansion plans. In particular, we depend on a number of skilled employees in connection with our LCD and other flat-panel display driver semiconductor testing and assembly services, and the competition for such employees in Taiwan and Mainland China is intense. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance for any of our executive officers nor do we have employment contracts with any of our executive officers or employees, and, as a result, none of our executive officers or employees is bound by any non-competition agreement. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could affect our ability to provide our services, resulting in reduced net revenue and earnings. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract additional personnel. As of March 31, 2011, 10.6% of the workforce at our facilities are foreign workers employed by us under work permits that are subject to government regulations on renewal and other terms. Consequently, if the regulations in Taiwan relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost, we may be unable to maintain or increase our level of services and may suffer reduced net revenue and earnings.

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

Previously, ROC laws and regulations generally prohibited investment by ROC entities in Mainland China in most aspects of the semiconductor testing and assembly industry. In February 2010, these restrictions have been relaxed. ROC entities now may make investment in Mainland China in the semiconductor testing and assembly industry if they have obtained approval from the Investment Commission of the ROC Ministry of Economic Affairs, or the Investment Commission. The Investment Commission will undertake a special approval process if the investment amount exceeds US$50 million. “Investment” is defined for this purpose to mean:

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

We provide our services in Mainland China through ChipMOS Shanghai, a company incorporated under the laws of the PRC and a wholly-owned subsidiary of Modern Mind since 2002. Modern Mind is a company incorporated under the laws of the British Virgin Islands and is wholly-owned by Jesper Limited (“Jesper”), a company incorporated under the laws of the British Virgin Islands. While we do not own any equity interest in Modern Mind, we control Modern Mind through our ownership of a demand note issued by Modern Mind (“MMT Notes”), convertible into common shares with a controlling equity interest in Modern Mind at a conversion rate of one common share of Modern Mind for every US$1.00 if repayment is not made when due. Under accounting principles that are applicable to us, Modern Mind is our controlled consolidated subsidiary. In addition, we have obtained from Jesper an irrevocable option to acquire the common shares of Modern Mind then owned by Jesper. Payment under the demand notes is fully and unconditionally guaranteed by Jesper and secured by a pledge agreement in respect of the entire equity interest in Modern Mind and ChipMOS Shanghai. Under an assignment and assumption agreement signed on April 22, 2011 (the “MMT Assignment Agreement”), ChipMOS has agreed to sell the MMT Notes to ThaiLin for a purchase price of approximately US$40 million subject to certain closing conditions. Post completion of MMT Assignment Agreement transaction, ThaiLin is expected to immediately convert the MMT Notes into common shares of Modern Mind and purchase all of the remaining common shares of Modern Mind from Jesper, with ChipMOS Shanghai becoming a wholly-owned subsidiary of ThaiLin. The MMT Assignment Agreement is expected to be completed in the fourth quarter of 2011.

As the regulations described above are applicable only to entities organized within the ROC with respect to specified investments in Mainland China made by these entities, in the opinion of Lee and Li, our ROC special counsel, ChipMOS Bermuda’s indirect control over ChipMOS Shanghai through the ownership of MMT Notes and the above contemplated contractual arrangements are in compliance with all existing ROC laws and regulations. There are, however, substantial uncertainties regarding the interpretation and application of ROC laws and regulations, including the laws and regulations governing the enforcement and performance of our contractual arrangements. Accordingly, we cannot assure you that ROC regulatory authorities will not take a view contrary to the opinion of our ROC special counsel and that the ThaiLin will obtain the necessary approval from the Investment Commission and allow the MMT Assignment Agreement to be completed.

In addition, under current applicable ROC regulations, if a company incorporated in the ROC has directly or indirectly invested in a company incorporated outside of the ROC and has controlling power over the management and operations of such non-ROC company, any investment by such non-ROC company in the PRC will constitute an investment by the controlling ROC company that is subject to ROC laws and regulations. As a result, for the purposes of these regulations, any investment (within the meaning of the ROC laws governing investments in Mainland China) by ChipMOS Bermuda in ChipMOS Shanghai may be deemed to be an investment in Mainland China by Mosel and/or Siliconware Precision, if Mosel and/or Siliconware Precision is determined to have controlling power over our management and operations. While the regulations do not define what constitutes “controlling power over management and operations”, we understand from our ROC special counsel, Lee and Li, that, due to Mosel’s and/or Siliconware Precision’s equity interest in us and representatives on our board of directors, any conversion of the convertible notes or MMT Notes into shares of Modern Mind or other acquisition of shares of Modern Mind or ChipMOS Shanghai by ChipMOS Bermuda may be deemed an investment in Mainland China by Mosel and/or Siliconware Precision and require approval of the Investment Commission, and be subject to the prohibitions described in the first paragraph of this risk factor analysis. As a result, so long as Mosel and/or Siliconware Precision is deemed to have controlling power over ChipMOS Bermuda’s management and operations, ChipMOS Bermuda may have to choose not to convert its convertible notes or demand notes into common shares of Modern Mind in order to avoid any violations by Mosel and/or Siliconware Precision under these regulations. As a result, should the ownership of our common shares by Mosel and/or Siliconware Precision be deemed significant, in light of the above analysis, the equity interest by the respective parties may individually or collectively materially and adversely restrict our ability and flexibility in structuring our investment in Mainland China and thereby affect our business prospects.

If Mosel or Siliconware Precision was found to be in violation of the applicable ROC laws and regulations governing investments in Mainland China, Mosel or Siliconware Precision may be ordered by the Investment Commission to cease such investment activities in Mainland China within a specified period of time and may be subject to a fine of between NT$50 thousand and NT$25 million. In such case, Mosel or Siliconware Precision may comply with the order of the Investment Commission either by causing us to terminate our investment activities in Mainland China or by taking actions that will cause Mosel or Siliconware Precision to reduce their respective investment and equity interest holding in our Company. If Mosel or Siliconware Precision fails to comply with the order of the Investment Commission, the ROC government can impose on the chairman of Mosel or Siliconware Precision up to two years’ imprisonment, a fine of up to NT$25 million, or both. We cannot provide any assurance that any actions taken by Mosel or Siliconware Precision in response to any orders by the Investment Commission will be in the best interest of our other shareholders. We can not assure you that ThaiLin will obtain the necessary approval from the Investment Commission for the completion of the MMT Assignment Agreement and that if ThaiLin obtains the necessary approval from the Investment Commission for the MMT Assignment Agreement, Mosel or Siliconware Precision’s investment and equity interest will be automatically be deemed to be in compliance with ROC rules and regulations. As of the date of this Annual Report on Form 20-F, we have not obtained any Investment Commission regarding the aforementioned matters. Any termination or disposal of ChipMOS Shanghai’s operations in Mainland China could have a material adverse effect on our financial condition, results of operations or prospects, as well as the market price of our common shares.

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

Since 2002, we provide our services in Mainland China through ChipMOS Shanghai, a wholly-owned subsidiary of Modern Mind. While we do not own any equity interest in Modern Mind, we have a controlling interest in Modern Mind through our ownership of a demand note issued by Modern Mind. In 2004, we restructured our control of ChipMOS Shanghai and the way we provide our services in Mainland China through contractual arrangements with Jesper, Modern Mind, and ChipMOS Shanghai. Under the MMT Assignment Agreement, ChipMOS has agreed to sell the MMT Notes to ThaiLin for a purchase price of approximately US$40 million subject to certain closing conditions. Post completion of MMT Assignment Agreement transaction, ThaiLin is expected to immediately convert the MMT Notes into common shares of Modern Mind and purchase all of the remaining common shares of Modern Mind from Jesper, with ChipMOS Shanghai becoming a wholly-owned subsidiary of ThaiLin. The MMT Assignment Agreement is expected to be completed in the fourth quarter of 2011. Prior to the completion of the MMT Assignment Agreement, the existing contractual arrangements, however, may not be as effective in providing control over our Mainland China operations as would direct ownership in ChipMOS Shanghai. See “— The investment in Mainland China by our controlled consolidated subsidiary, Modern Mind, through ChipMOS Shanghai, and the related contractual arrangements may result in Mosel or Siliconware Precision violating ROC laws governing investments in Mainland China by ROC companies or persons. Any sanctions on Mosel or Siliconware Precision as a result of any violation of ROC laws may cause Mosel or Siliconware Precision to decrease its ownership in us significantly or cause Mosel or Siliconware Precision to take other actions that may not be in the best interest of our other shareholders”.

Our ability to direct the operations we conduct through our subsidiaries and affiliated companies that we do not fully own may be limited by legal duties owed to other shareholders of such companies.

Certain of our operations are conducted through companies that we do not fully own. For example, certain current consolidated operations are conducted through ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary as of March 31, 2011, and ChipMOS Shanghai, in which we exercise control without holding any direct or indirect equity interest. We also conduct other activities through our affiliated entities.

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

The 2011 Sendai earthquake and tsunami was a 9.0-magnitude (Mw) undersea megathrust earthquake off the coast of Japan that occurred on March 11, 2011 (the “2011 Sendai Earthquake”). The 2011 Sendai Earthquake was recorded as most powerful earthquake to hit Japan and the fourth most powerful earthquake in the world overall. The earthquake triggered tsunami warnings and evacuations along Japan’s Pacific coast and in at least 20 countries, including Taiwan and Mainland China. The earthquake and tsunami resulted in deaths, injuries and people missing across the affected Japanese prefectures and caused extensive and severe property damage in Japan, including heavy damage to roads and railways as well as fires in many areas, and dam collapse. Many electrical generators were disabled, and at least three nuclear power plant reactors partially melted down and experienced a chemical explosion extensively damaging surrounding buildings. We cannot assure you that our production facilities, operations and market located in Taiwan and Mainland China will not be adversely affected as result of the 2011 Sendai Earthquake, including as a result of radiation emission from the damaged nuclear power plants or subsequent future earthquakes that may take place.

The production facilities of many of our suppliers and customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan and Mainland China. If our customers are adversely affected by natural disasters or other events occurring in or affecting these geographic areas, it could result in a decline in the demand for our testing and assembly services. If our suppliers and providers of complementary semiconductor manufacturing services are affected by such events, our production schedule could be interrupted or delayed. As a result, a major earthquake, snowstorm, other natural disaster, industrial strike, industrial accident or other disruptive event occurring in or affecting Taiwan or Mainland China could severely disrupt the normal operation of business and have a material adverse effect on our financial condition and results of operations.

Any future outbreak of radiation-related disease as a result of nuclear power plant reactors damage caused by the 2011 Sendai Earthquake may materially adversely affect our operations and business.

The 2011 Sendai Earthquake raises tremendous concerns about the possible effects of radiation emission from the damaged nuclear power plants. Japanese official authorities are working with experts in assessing the risk and determining the best courses of actions to implement to escape harmful radiation. The potential health effects due to exposure to harmful radiation may be temporary or permanent harmful effects in nature.

Multiple radioactive gases could possibly be emitted in a situation where uranium attains a “meltdown” state, which is a severe overheating of the core of a nuclear reactor, in which the core melts and radiation and heat are caused to escape. This would occur if the containment system partially or fully fails. The particles that are released with the gases due to the meltdown would be the spewed particles of iodine-131, strontium-90 and cesium-137. These might enter into a human by being swallowed, absorbed through the skin, or inhaled. Depending on the chemical characteristics of each of these and their predilection for certain body tissues, they could cause cancers of such organs as bones, soft tissues near bones, thyroid gland, and the bone marrow (typically known as leukemia).

Acute or very high level radiation exposure can cause a person to become very ill or to die quickly. Ionizing radiation, which is defined as high-energy particles or electromagnetic waves that can break chemical bonds, damage humans by disrupting cellular function, particularly in tissues with rapid growth and turnover of cells. Intense, high level and/or excessive radiation exposure may result in acute radiation syndrome whereby harmful effects to the human body may be evidenced by skin burns, internal organ deterioration, bleeding, vomiting, bone marrow distortion and deaths. If the radiation exposure is less intense and/or more prolonged at a lower level, then the central nervous system, kidneys, thyroid gland, and liver may be affected. Cancer is the most well known effect, and may affect virtually any significantly exposed tissue.

Certain health effects due to exposure to harmful radiation does not have adequate treatment or known cure or vaccine, consequently, may potentially result in a quarantine of infected employees and related persons, and adversely affect our operations at one or more of our facilities or the operations of our customers or suppliers. We cannot predict the probability of any future outbreak of radiation related diseases as a possible result of nuclear power plants damage caused by the 2011 Sendai Earthquake or the extent of the material adverse impact that this could have on our business and results of operations.

Risks Relating to Our Corporate Structure

Our ability to receive dividends and other payments from our subsidiaries may be restricted by commercial, statutory and legal restrictions, and thereby materially adversely affect our ability to grow, fund investments, make acquisitions, pay dividends, repay or repurchase outstanding indebtedness and otherwise fund and conduct our business.

We are a holding company, and our most significant asset is our majority ownership interest in ChipMOS Taiwan. Although we control ChipMOS Shanghai through Modern Mind, we will not hold any equity interest in these entities until we obtain approval from the Investment Commission allowing ThaiLin, a 42.9% owned subsidiary of ChipMOS Taiwan to make investment in Mainland China. Under the MMT Assignment Agreement, ChipMOS has agreed to sell the MMT Notes to ThaiLin for a purchase price of approximately US$40 million subject to certain closing conditions. Post completion of MMT Assignment Agreement transaction, ThaiLin is expected to immediately convert the MMT Notes into common shares of Modern Mind and purchase all of the remaining common shares of Modern Mind from Jesper, with ChipMOS Shanghai becoming a wholly-owned subsidiary of ThaiLin. The MMT Assignment Agreement is expected to be completed in the fourth quarter of 2011. As long as we do not hold any equity interest in these entities, we are not entitled to any dividends distributed by these entities and our contractual arrangements may not effectively prevent these entities from declaring any dividends to their shareholders. Dividends we receive from our subsidiaries, if any, will be subject to taxation.

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

ThaiLin, Siliconware Precision and Mosel, our large shareholders, may have significant influence over our company and may cause us to take actions that may not be, or refrain from taking actions that may be, in our best interest or the best interest of our other shareholders.

As of March 31, 2011, ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary, directly owned 19.9% of our common shares, Siliconware Precision and Mosel directly and indirectly owned 9.3% and 8.6% of our common shares, respectively. Also as of March 31, 2011, Siliconware Precision owned 15.8% of ChipMOS Taiwan’s outstanding shares. As at December 31, 2010 and 2009, Siliconware Precision and Mosel have historically ranked as our number one and number two shareholder directly and indirectly owned 11.0% and 10.1% of our common shares for 2010 and 14.5% and 13.3% of our common shares for 2009, respectively. These three large shareholders, individually or collectively, through their equity interests may have significant influence over matters submitted to our shareholders for approval and other corporate actions, such as:

•	election of directors;

•	timing and manner of dividend distributions;

•	approval of contracts between us and these major shareholders or their respective affiliates, which could involve conflicts of interest; and

•	open market purchase programs or other purchases of our common shares.

•	Siliconware Precision’s, Mosel’s and ThaiLin’s substantial interests in our company could also:

•	delay, defer or prevent a change in who controls us;

•	discourage bids for our shares at a premium over the market price; and

•	adversely affect the market price of our common shares.

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

Sales of substantial amounts of shares in the public market, the perception that future sales may occur, or the pledge of a substantial portion of our common shares could depress the prevailing market price of our shares. As of March 31, 2011, we had approximately 33 million shares outstanding. ThaiLin, Siliconware Precision, Mosel, and DLS Capital Management, LLC, our four largest shareholders, owned 6,474,211, 3,043,749, 2,798,659 and 1,925,975 common shares as of March 31, 2011, respectively, representing in the aggregate of approximately 43.7% of our outstanding common shares. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”. As of March 31, 2011, we had US$2 million in aggregate principal amount of the 2006 Notes outstanding and US$2 million in aggregate principal amount of the 2009 Notes outstanding, and US$2 million in aggregate principal amount of the 2010 Notes outstanding. The 2006 Notes, 2009 Notes and 2010 Notes are convertible into our common shares at the conversion price of US$27.40 per share, US$5.00 per share and US$5.00 per share, respectively. As of the date of this Annual Report on Form 20-F, the 2006 Notes have been redeemed and the 2009 Notes and 2010 Notes have been converted into our common shares.

Mosel in the past decided to sell a significant portion of our common shares in order to raise funds. In June 2006, Mosel sold 6,956,522 (1,739,130) common shares through its wholly-owned subsidiary, Giant Haven, under a shelf registration statement which has since expired. In addition, in March 2007, we issued 12,174,998 (3,043,749) common shares pursuant to a share purchase and subscription agreement with ChipMOS Taiwan and Siliconware Precision, and we entered into a registration rights agreement in March 2007 with Siliconware Precision, pursuant to which we granted to Siliconware Precision certain rights to require us to register these common shares for sale under the Securities Act. In July 2007, Mosel sold 8,121,266 (2,030,316) common shares through Giant Haven to ProMOS and Powertech Technology, and we then granted Giant Haven, ProMOS and Powertech Technology certain rights to require us to register these common shares for sale under the Securities Act. For a shareholder that is not our affiliate these shares may be resold pursuant to Rule 144 after lapse of the applicable holding period. In 2008, ProMOS failed to meet its payment obligations to ThaiLin. Subsequently in March 2009, ThaiLin acquired 4,060,633 (1,015,158) common shares from ProMOS pursuant to its enforcement of the collateral under a Stock Pledge Agreement between ThaiLin and ProMOS dated December 3, 2008. Furthermore, each of Siliconware Precision, Mosel and ThaiLin may be able to sell, in any three-month period, that number of those ChipMOS common shares that each of Siliconware Precision, Mosel and ThaiLin owns, as the case may be, up to the greater of (i) one percent of our outstanding common shares or (ii) the average weekly trading volume of our common shares as reported on the NASDAQ Capital Market during the four calendar weeks prior to filing a notice under Rule 144(h) for any such sales pursuant to Rule 144(e) under the Securities Act.

On September 14, 2007, ChipMOS Bermuda issued 604,124 (151,031) common shares pursuant to a share exchange transaction with ChipMOS Taiwan, under which ChipMOS Bermuda exchanged one common share for every 8.4 ChipMOS Taiwan shares then outstanding. Following the completion of the share exchange transaction, ChipMOS Taiwan became our wholly-owned subsidiary. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. In January 2011, the share purchase transaction was completed and we subsequently owned 84.2% of ChipMOS Taiwan’s outstanding shares. We plan to issue, from time to time, additional shares in connection with employee compensation and to finance possible future capital expenditures, investments or acquisitions. See “Item 6. Directors, Senior Management and Employees—Share Option Plan and Share Appreciation Rights Plan” for a discussion of the Share Option Plan that we have adopted for the benefit of all of our directors, officers, employees and consultants. The issuance of additional shares may have a dilutive effect on other shareholders and may cause the price of our common shares to decrease.

In addition, the indictment relating to Mr. Hung-Chiu Hu alleges that embezzled funds were used in investments by PacMOS, which, as of March 31, 2011, owned 2% of our outstanding common shares. As a result, PacMOS may be ordered by relevant authorities to dispose of its investments made with any embezzled funds, which may result in a sale of our shares by PacMOS. A sale of a significant number of our shares by PacMOS or our other current shareholders could depress our share price.

The share numbers disclosed in the foregoing notes, contain corresponding adjusted figures in brackets denoting the effect of Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

If the trading price of our common shares declines, we may face a limited public market for our common shares and reduced availability of future debt or equity financing.

Companies listed on the NASDAQ Stock Market (“NASDAQ”) are subject to delisting for, among other things, failure to maintain a minimum closing bid price of US$1.00 per share for 30 consecutive business days. Though we are in compliance with the NASDAQ Listing Rules as of the date of this Annual Report on Form 20-F, we were not in compliance with the minimum bid price requirement from September 15, 2009 until May 5, 2010, when we regained compliance. During this time, we applied for, and NASDAQ approved, the transfer of our listing from NASDAQ Global Select Market to NASDAQ Capital Market. If the bid price of our common stock falls below US$1.00 per share for 30 consecutive business days again in the future, we may be subject to delisting. If our common shares are delisted from the NASDAQ Capital Market, our common shares would likely trade in the over-the-counter market, which could make selling our common shares more difficult. Smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our common shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our common shares. These factors could limit our common shares’ liquidity and result in lower prices and larger spreads in the bid and ask prices for our common shares.

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

Our Structure and History

We are a holding company, incorporated in August 2000 under the Companies Act 1981 of Bermuda (as amended) (the “Bermuda Companies Act”), under the name “ChipMOS TECHNOLOGIES (Bermuda) LTD.” Our principal place of business is located at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China and our phone number is (886) 3 563 3988. We provide most of our services in Taiwan through our subsidiary, ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan, in which we hold a majority ownership interest, and its subsidiaries and investees. We also provide services in Mainland China through ChipMOS TECHNOLOGIES (Shanghai) LTD., or ChipMOS Shanghai, a wholly-owned subsidiary of MODERN MIND TECHNOLOGY LIMITED, or Modern Mind, which is one of our controlled consolidated subsidiaries. As of March 31, 2011, ThaiLin Semiconductor Corp., or ThaiLin, a 42.9% owned subsidiary of ChipMOS Taiwan, owned 19.9% of our common shares, Siliconware Precision Industries Co., Ltd., or Siliconware Precision, owned 9.3% of our common shares, and Mosel Vitelic Inc., or Mosel, indirectly owned 8.6% of our common shares.

The following chart illustrates our corporate structure and our equity interest in each of our principal subsidiaries and affiliates as of March 31, 2011.

Notes:

(1)	Under ROC Financial Accounting Standards and the regulations of the Taiwan Securities and Futures Bureau, we are required to consolidate the financial results of any subsidiaries in which we hold a controlling interest or voting interest in excess of 50%. We consolidated the financial results of ChipMOS Taiwan, ChipMOS Japan (which was liquidated in October 2009), ChipMOS USA, ChipMOS TECHNOLOGIES (H.K.) Limited, or ChipMOS Hong Kong (which is in the process of liquidation as of March 31, 2011), Modern Mind, its wholly-owned subsidiary, ChipMOS Shanghai and ThaiLin.
(2)	As of March 31, 2011, 3,899,999 shares of ChipMOS Hong Kong were issued to us and one share was issued to Shih-Jye Cheng, our chairman and chief executive officer, representing 100% of the then issued share capital of ChipMOS Hong Kong. Shih-Jye Cheng holds the one share issued to him as trustee for and on behalf of our company.
(3)	On March 27, 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed to 12,174,998 (3,043,749 shares as taking into effect of 1-for-every-4 reverse stock split effective on January 21, 2011) of our newly issued common shares through a private placement. Following such transaction, on September 14, 2007, we completed a share exchange transaction with ChipMOS Taiwan pursuant to which we exchanged one common share for every 8.4 ChipMOS Taiwan shares. Following the completion of the share exchange transaction, ChipMOS Taiwan became our wholly-owned subsidiary. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The share purchase transaction was completed in January 2011. As of March 31, 2011, we owned 84.2% of ChipMOS Taiwan’s outstanding shares.
(4)	We control Modern Mind through our ownership of a convertible note issued by Modern Mind that may be converted into a controlling equity interest in Modern Mind. We do not currently own any equity interest in Modern Mind. ChipMOS Shanghai is a wholly-owned subsidiary of Modern Mind. Under the MMT Assignment Agreement, ChipMOS has agreed to sell the MMT Notes to ThaiLin for a purchase price of approximately US$40 million subject to certain closing conditions. Post completion of MMT Assignment Agreement transaction, ThaiLin is expected to immediately convert the MMT Notes into common shares of Modern Mind and purchase all of the remaining common shares of Modern Mind from Jesper, with ChipMOS Shanghai becoming a wholly-owned subsidiary of ThaiLin. The MMT Assignment Agreement is expected to be completed in the fourth quarter of 2011.

Below is a description of our principal consolidated subsidiaries:

ChipMOS TECHNOLOGIES INC. ChipMOS Taiwan was incorporated in Taiwan in July 1997 as a joint venture company of Mosel and Siliconware Precision and with the participation of other investors. Its operations consist of the testing and assembly of semiconductors as well as gold bumping and memory module manufacturing. We acquired our interest in ChipMOS Taiwan by issuing our common shares to ChipMOS Taiwan’s shareholders in exchange for their 70.3% shareholding in ChipMOS Taiwan in January 2001. In October 2001, ChipMOS Taiwan issued 6,911,732 common shares as employee bonuses. In December 2002, we issued 531,175 (132,793) common shares in exchange for 5,633,442 ChipMOS Taiwan common shares held by these employees.

On March 27, 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed to 12,174,998 (3,043,749) of our newly issued common shares through a private placement. As of March 31, 2007, we held 99.1% of the outstanding common shares of ChipMOS Taiwan.

On September 14, 2007, we completed a share exchange transaction with ChipMOS Taiwan pursuant to which we exchanged one common share for every 8.4 ChipMOS Taiwan shares. In connection with the share exchange transaction, ChipMOS Bermuda and ChipMOS Taiwan paid in the aggregate NT$53 million in cash to purchase fractional shares and shares held by dissenting shareholders, and ChipMOS Bermuda issued 604,124 (151,031) new common shares. Following the completion of the share exchange transaction, ChipMOS Taiwan became our wholly-owned subsidiary. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The share purchase transaction was completed in January 2011. As of March 31, 2011, we owned 84.2% of ChipMOS Taiwan’s outstanding shares.

The share numbers disclosed in the foregoing notes, contain corresponding adjusted figures in brackets denoting the effect of Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

ChipMOS TECHNOLOGIES (H.K.) Limited ChipMOS Hong Kong (formerly ChipMOS Far East Limited) was incorporated in Hong Kong in November 2002. It is engaged in semiconductor testing and assembly services and trading of spare parts and tools. Effective May 31, 2005, the name of ChipMOS Far East Limited was changed to ChipMOS TECHNOLOGIES (H.K.) Limited. As of March 31, 2011, we held 100% of the outstanding common shares of ChipMOS Hong Kong. As of the date of this Annual Report on Form 20-F, ChipMOS Hong Kong is in the process of liquidation.

MODERN MIND TECHNOLOGY LIMITED and ChipMOS TECHNOLOGIES (Shanghai) LTD. Modern Mind was incorporated in the British Virgin Islands in January 2002. Modern Mind conducts its operations through ChipMOS Shanghai, a wholly-owned subsidiary incorporated in Mainland China in June 2002. ChipMOS Shanghai is engaged in wafer testing and semiconductor assembly and testing. We acquired a 100% equity interest in Modern Mind on December 12, 2002, and then transferred it to Jesper on December 31, 2002. In 2003, we acquired from Jesper a convertible note in the amount of US$37.5 million issued by Modern Mind that may be converted into a controlling equity interest in Modern Mind at a conversion rate of one ordinary share of Modern Mind for every US$1.00 if the repayment is not made when due. In 2004, we restructured our control of ChipMOS Shanghai and our Mainland China operations. On July 29, 2004, we replaced the US$37.5 million convertible note previously issued by Modern Mind in its entirety with a US$62.8 million demand note issued by Modern Mind, with the difference representing a US$25 million loan that we extended to Modern Mind from the net proceeds of our July 2004 offering of common shares. In addition, we extended a loan in the aggregate amount of US$50 million to Modern Mind from the net proceeds of our November 2004 convertible debt offering in exchange for demand notes issued by Modern Mind in the same aggregate amount (the “MMT Notes”). The MMT Notes are convertible at any time into common shares representing, immediately after the conversion, almost 100% of the then outstanding common shares of Modern Mind at a conversion rate of US$1.00 for each common share of Modern Mind. Payment under the MMT Notes are fully and unconditionally guaranteed by Jesper and secured by a pledge agreement in respect of the entire equity interest in Modern Mind and ChipMOS Shanghai. We have obtained from Jesper an irrevocable option to acquire at any time the common shares of Modern Mind then owned by Jesper. Under an assignment and assumption agreement signed on April 22, 2011 (the “MMT Assignment Agreement”), ChipMOS has agreed to sell the MMT Notes to ThaiLin for a purchase price of approximately US$40 million subject to certain closing conditions. Post completion of MMT Assignment Agreement transaction, ThaiLin is expected to immediately convert the MMT Notes into common shares of Modern Mind and purchase all of the remaining common shares of Modern Mind from Jesper, with ChipMOS Shanghai becoming a wholly-owned subsidiary of ThaiLin. The MMT Assignment Agreement is expected to be completed in the fourth quarter of 2011. As of March 31, 2011, the aggregate amount of total loans we extended to Modern Mind was US$130.3 million.

On April 22, 2004, ChipMOS Hong Kong and ChipMOS Shanghai entered into an exclusive services agreement, pursuant to which ChipMOS Shanghai will provide its services exclusively to ChipMOS Hong Kong or customers designated by ChipMOS Hong Kong. Under the exclusive services agreement, ChipMOS Hong Kong will purchase and consign to ChipMOS Shanghai all of the equipment required to render those services. The exclusive services agreement has a term of ten years, which is automatically renewable for an additional ten-year period unless either party provides written notice of intention to terminate at least 30 days prior to the expiration of such ten-year term. In addition, ChipMOS Hong Kong may terminate the exclusive services agreement at any time by giving 30 days’ prior written notice. The exclusive services agreement was terminated on July 1, 2010.

On July 1, 2010, ChipMOS Bermuda and ChipMOS Shanghai entered into an exclusive services agreement, pursuant to which ChipMOS Shanghai provides services exclusively to ChipMOS Bermuda or customers designated by ChipMOS Bermuda. Under the exclusive services agreement, ChipMOS Bermuda agrees to procure certain equipment required to render those services and consign such equipment for the exclusive use of ChipMOS Shanghai. The exclusive services agreement has a term of ten years and unless otherwise terminated by either party giving at least 30 days prior written notice to the expiration of such ten-year term, will automatically renew for another ten-year term upon its expiry. In addition, under the exclusive services agreement, ChipMOS Bermuda has the discretion to terminate the exclusive services agreement for any reason at any time by giving 30 days’ prior written notice to ChipMOS Shanghai.

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

As of March 31, 2011, ChipMOS Taiwan held (excluding the ThaiLin common shares pledged to us in connection with the loan to Kolin) a 42.9% interest in ThaiLin. Mr. Shih-Jye Cheng, our chairman and chief executive officer and the director and chairman of ChipMOS Taiwan, is also a director and the chairman of ThaiLin. In addition, five of the nine directors of ThaiLin are appointed by ChipMOS Taiwan.

As of March 31, 2011, ThaiLin held 6,474,211 of our outstanding shares, corresponding to 19.9% of all of our outstanding shares. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions—ThaiLin Semiconductor Corp”.

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

Semiconductors tested and assembled by us are used in personal computers, graphics applications, such as game consoles and personal digital assistants, or PDAs, communications equipment, such as cellular handsets, and consumer electronic products and display applications, such as flat-panel displays. In 2010, 35.9% of our net revenue was derived from testing services for memory and logic/mixed-signal semiconductors, 36.4% from assembly services for memory and logic/mixed-signal semiconductors, and 27.7% from LCD and other flat-panel display driver semiconductor testing and assembly services.

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

Mainland China has emerged as a similarly attractive location for outsourced semiconductor manufacturing. Mainland China is an attractive manufacturing location for electronic products because companies can take advantage of a well-educated yet low-cost labor force, cost savings due to tax benefits and a large domestic market. These factors have driven increased relocation of much of the electronics industry manufacturing and supply chain to Mainland China. An increasing number of global electronic systems manufacturers and contract manufacturers are relocating or have relocated production facilities to Mainland China. We believe that these electronic product manufacturers and contract manufacturers will source an increasing portion of their demand for semiconductors from semiconductor suppliers located in Mainland China in order to reduce production cycle times, decrease costs, simplify supply chain logistics and meet local content requirements. In line with this trend, we have in recent years expanded our operations in Mainland.

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

Focus on Providing Our Services to Potential Growth Segments of the Semiconductor Industry.

We intend to continue our focus on developing and providing advanced testing and assembly services for potential growth segments of the semiconductor industry, such as memory, logic/mixed-signal and LCD and other flat-panel display driver semiconductors. In 2010, our revenue from testing and assembly of semiconductors for these segments accounted for all of our net revenue. We believe that our investments in equipment and research and development in some of these areas allow us to offer a differentiated service from our competition. In order to benefit from the expected resumption of growth in these segments, we intend to continue to invest in capacity to meet the testing and assembly requirements of these key semiconductor market segments.

Continue to Invest in the Research and Development of Advanced Testing and Assembly Technologies.

We believe that our ability to progressively provide more advanced testing and assembly services to customers is critical to our business. In addition, advanced semiconductor testing and assembly services typically have the potential to generate higher margins due to the greater expertise required and the more sophisticated technologies used. We will continue to invest in the research and development of advanced testing and assembly technologies. For example, we are expanding our capabilities in fine-pitch BGA, multi-chip package (MCP) and the testing and assembly of COFs. We have also introduced fine-pitch COF based on our proprietary technology and COG testing and assembly services for LCD and other flat-panel display driver semiconductors.

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

In 2010, we spent approximately 2.4% of our net revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of March 31, 2011, our research and development team comprised 264 persons.

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

As with our operations in Taiwan, we intend to similarly benefit from our operations in Mainland China. We intend to invest in and expand our operations in Mainland China, increasing our testing and assembly services for memory and logic/mixed-signal semiconductors.

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

Principal Products and Services

The following table presents, for the periods shown, revenue by service segment as a percentage of our net revenue.

	Year ended December 31,
	2008	2009	2010
Testing
Memory testing revenue	48.4%	38.2%	32.4%
Logic/mixed-signal testing revenue	3.3	4.3	3.5
Total testing revenue	51.7	42.5	35.9
Assembly
Memory assembly revenue	27.0	27.5	29.7
Logic/mixed-signal assembly revenue	4.8	8.4	6.7
Total assembly revenue	31.8	35.9	36.4
LCD and other flat-panel display driver semiconductor testing and assembly revenue	16.5	21.6	27.7

Total net revenue	100.0%	100.0%	100.0%

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

Logic/Mixed-Signal. We conduct tests on a wide variety of logic/mixed-signal semiconductors, with lead counts ranging from the single digits to over 1024 and operating frequencies of up to 800 MHz. The semiconductors we test include those used for networking and wireless communications, data communications, graphics and disk controllers for home entertainment and personal computer applications. We also test a variety of application specific integrated circuits, or ASICs, for applications such as cellular handsets, digital still cameras and personal digital assistants.

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

Our organic substrate-based packages employ a fine-pitch BGA design, which uses a plastic or tape laminate rather than a leadframe and places the electrical connections, or leads, on the bottom of the package rather than around the perimeter. The fine-pitch BGA format was developed to address the need for the smaller footprints required by advanced memory devices. Benefits of ball grid array assembly over leadframe-based assembly include:

•	smaller size;

•	smaller footprint on a printed circuit board;

•	better electrical signal integrity; and

•	easier attachment to a printed circuit board.

The following diagram presents the basic component parts of a fine-pitch BGA package:

The following table presents the ball-count, description and end-user applications of organic substrate-based packages we currently assemble:

Package	Connections	Description	End-User Applications
Mini BGA	36-400	Low-cost and space-saving assembly designed for low input/output count, suitable for semiconductors that require a smaller package size than standard BGA	Memory, analog, flash memory, ASICs, radio frequency devices, personal digital assistants, cellular handsets, communication products, notebook computers, wireless systems

Fine-Pitch BGA	54-90	Our patented design for DRAM products that require high performance and chip scale package (CSP)	Notebook computers, cellular handsets, global positioning systems, personal digital assistants, wireless systems

Very Thin Fine-Pitch BGA	48-176	Similar structure of Mini BGA package with thinner and finer ball pitch that is designed for use in a wide variety of applications requiring small size, high reliability and low unit cost	Handheld devices, notebook computers, disk drives, wireless and mobile communication products

Land Grid Array (LGA)	44-52	Thinner and lighter assembly designed essential to standard BGA without solder balls, suitable for applications that require high electrical performance	Disk drives, memory controllers, wireless, mobile communication products

Multi-Chip BGA	48-137	Designed for assembly of two or more memory chips (to increase memory density) or combinations of memory and logic chips in one BGA package	Notebook computers, digital cameras, personal digital assistants, global positioning systems, sub-notebooks, board processors, wireless systems

Stacked-Chip BGA	48-137	Designed for assembly of two or more memory chips or logic and memory chips in one CSP, reducing the space required for memory chips	Cellular handsets, digital cameras, personal digital assistants, wireless systems, notebook computers, global positioning systems

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

Assembly of TCPs. TCPs use a tape-automated bonding process to connect die and tape. The printed circuit tape is shipped with a reel. The reel is then placed onto an inner lead bonder, where the LCD or other flat-panel display driver semiconductor is configured onto the printed circuit tape. The resulting TCP component consists of the device interconnected to a three-layer tape, which includes a polyimide carrier film, an epoxy-based adhesive layer and a metal layer. The tape metallization area of the interconnections is tin plated over a metal layer. The silicon chip and inner lead area is encapsulated with a high temperature thermoset polymer after inner lead bonding. The back face of the chip is left un-sealed for thermal connection to the printed circuit board.

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

The number of our customers as of March 31, in each of 2009, 2010 and 2011, respectively, was 90, 100 and 87. Our top 15 customers in terms of revenue in 2010 were (in alphabetical order):

Elite Semiconductor Memory Technology Inc.

Eon Silicon Solution Inc.

Etron Technology, Inc.

Himax Technologies, Inc.

ILI TECHNOLOGY CORP.

Integrated Circuit Solution Inc.

Integrated Device Technology Inc.

Macronix International Co., Ltd.

Micron Technology, Inc.

Novatek Microelectronics Corp.

ProMOS Technologies Inc.

Spansion LLC

Standard Microsystems Corp.

Winbond Electronics Corp.

Zentel Electronics Corp.

In 2008, our largest customer was Spansion, our second-largest customer was ProMOS, and our third-largest customer was Novatek, accounting for approximately 23%, 18% and 9% of our net revenue, respectively. In 2009, our largest customer was Spansion, our second-largest customer was Novatek; and our third-largest customer was Micron Technology, Inc. accounting for approximately 15%, 12% and 10% of our net revenue, respectively. In 2010, our largest customer was Novatek, our second-largest customer was ProMOS and our third-largest customer was Micron Technology, Inc., accounting for approximately 18%, 12% and 9% of our net revenue, respectively.

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

Pursuant to the long-term service agreement we have entered into with ProMOS in July 2007, ProMOS agreed to provide us with six month rolling forecast on testing and assembly service orders to be placed to us, and ProMOS guarantees that such orders will represent no less than certain percentage of ProMOS’ total production volume of these products (excluding OEM products). In January 2008, at the request of ProMOS, we agreed to permit ProMOS to defer payment of aggregate service fees of NT$450 million to February 15, 2009. The deferred service fees, bore an interest at a rate of 4.69% per annum, were recorded as long-term accounts receivables as of December 31, 2007, and were paid in full by ProMOS in March and April 2008. In March 2008, ProMOS failed to place orders in the amount of the reserved capacity and failed to meet its payment obligations under the long-term service agreement. In November 2008, we entered into a revised subcontracting contract with ProMOS by requiring ProMOS to provide wafers with a value of 80% of the subcontracting fee as collateral. In May 2009, a further revised subcontracting contract was entered into by and between us and ProMOS under which ProMOS provided us with wafer as pledge and Work-In-Process, or WIP and existing finished goods as lien material. Part of ProMOS’ receivables will be recovered through sales of the pledged wafer and lien material back to ProMOS with a discount to market price, and the remaining outstanding accounts receivables will be secured by equipment mortgage under the same contract arrangement. Effective March 2009, we started to request prepayment from ProMOS. As of December 31, 2009, other receivables from ProMOS amounted to NT$409 million and 100% allowance was made by ChipMOS Taiwan. NT$7 million (US$240 thousand) was received by April 2010. Under the amended subcontracting contract, ProMOS paid ChipMOS Taiwan NT$200 million (US$7 million) in May 2010. The remaining NT$202 million (US$7 million) was paid in nine monthly installments with final installment payment ending on March 15, 2011. As of December 31, 2010, ChipMOS Taiwan received NT$336 million (US$12 million) and the related allowance of NT$409 million (US$14 million) was reversed to other non-operating income. As of the date of this Annual Report on Form 20-F, all payments have been received. In May 2010, the collection term was revised to 30 days upon delivery and it was futher revised to 45 days upon delivery in October 2010.

As of December 31, 2009, other receivables from ProMOS amounted to NT$55 million and 100% allowance was made by ThaiLin. In June 2010, ThaiLin agreed a settlement with ProMOS in the amount of NT$24 million (US$1 million) and it was collected during the same year. The allowance of NT$24 million (US$1 million) was reversed to other non-operating income. Commencing in June 2010, the collection term was revised to become 30 days upon delivery. See Note 19 to our consolidated financial statements contained in this Annual Report on Form 20-F.

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

On January 25, 2010, ChipMOS Taiwan entered into a definitive Transfer of Claim Agreement to sell to Citigroup the general unsecured claim reflected in the proof of claim against Spansion Inc., Spansion Technology LLC, Spansion LLC, Spansion International Inc. and Cerium Laboratories LLC (collectively, “Spansion”) filed by ChipMOS Taiwan in U.S. Bankruptcy Court. The claim that is the subject of the Transfer of Claim Agreement includes accounts receivable for testing and assembly services provided to Spansion in the amount of approximately US$66 million to US$70 million (the “Undisputed Claim”). ChipMOS Taiwan received the purchase price for the Undisputed Claim of NT$1,118 million (US$38 million) in February 2010 from Citigroup. The Transfer of Claim Agreement also includes the sale of breach of contract and liquidated damages rights against Spansion in the amount of approximately US$234 million (the “Damages Claim”). The purchase price for the Damages Claim is expected to be an amount that will be determined based on a purchase rate of 50.2% multiplied by the portion of the Damages Claim that is allowed by a final adjudication of the U.S. Bankruptcy Court. The purchase price for the Damages Claim is payable to ChipMOS Taiwan to the extent that the Court allows this claim. In furtherance of the Transfer of Claim Agreement, the Company also has entered into an agreement to subscribe for, purchase and transfer to Citigroup rights offering shares to be issued by Spansion according to the Second Amended Joint Plan of Reorganization filed in U.S. Bankruptcy Court. This agreement provides that Citigroup will pay to the Company the amount of the rights offering shares purchase price. On October 4, 2010, ChipMOS Taiwan entered into a settlement agreement with Spansion LLC for the general unsecured claim on breach of contract and liquidated damages rights reflected in the proof of claim, Claim No. 5, against Spansion Inc., Spansion Technology LLC, Spansion LLC, Spansion International Inc. and Cerium Laboratories LLC filed by ChipMOS Taiwan in the U.S. Bankruptcy Court. In October 2010, the Company has received payment of NT$2,118 million (US$73 million) for the Transfer of Claim Agreement to Citigroup.

On April 22, 2010, the Company announced that Spansion LLC and ChipMOS Taiwan entered into a two-year wafer sort services agreement, utilizing the V5400 test platform, making ChipMOS Taiwan Spansion’s exclusive wafer sort subcontractor, except for any sort equipment operated by Spansion LLC or currently located at Spansion Japan Limited. The wafer sort services agreement became effective upon the effective date of Spansion’s confirmed plan of reorganization. The U.S. Bankruptcy Court confirmed Spansion’s Second Amended Plan of Reorganization on April 16, 2010. The effective date of Spansion’s plan of reorganization is May 10, 2010. The wafer sort services agreement became effective on May 10, 2010.

Beginning in 2008, we also resumed a focus on our business with smaller customers and customers who do not place orders on a regular basis.

The following table sets forth, for the periods indicated, the percentage breakdown of our net revenue, categorized by geographic region based on the jurisdiction in which each customer is headquartered.

	Year ended December 31,
	2008	2009	2010
Taiwan	60%	60%	74%
United States	34	33	22
Korea	3	3	3
Japan	1	1	1
Hong Kong SAR	—(1)	—(1)	— (1)
Others	2	3	— (1)

Total	100%	100%	100%

(1)	Less than 1%.

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

Sales and Marketing

We maintain sales and marketing offices in Taiwan, Mainland China and the United States. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan, Japan, Korea and the United States, logic/mixed-signal semiconductors in Taiwan, Japan and the United States, LCD and other flat-panel display driver semiconductors in Japan, Taiwan, Hong Kong and Mainland China. As of March 31, 2011, our sales and marketing efforts were primarily carried out by teams of sales professionals, application engineers and technicians, totaling 58 staff members. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

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

We have appointed a non-exclusive sales agent for promoting our services for memory semiconductors in the United States, Japan and Korea. Our sales agent helps us promote and market our services, maintain relations with our existing and potential customers and communicate with our customers on quality, specific requirements and delivery issues. We generally pay our sales agent a commission of 1.5% to 2.5% of our revenue from services for memory semiconductors in the United States, Japan and Korea. In 2008, 2009 and 2010, we paid approximately NT$12 million, NT$9 million and NT$9 million (US$309 thousand), respectively, in commissions to our sales agent.

Research and Development

We believe that research and development is critical to our future success. In 2008, 2009 and 2010, we spent approximately NT$436 million, or 3%, NT$375 million, or 3% and NT$413 million (US$14 million), or 2%, respectively, of our net revenue on research and development. We intend to sustain these efforts.

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

As of March 31, 2011, we employed 264 employees in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

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

As of March 31, 2011, we employed 397 personnel for our quality control activities. Our quality control staff typically includes engineers, technicians and other employees who monitor testing and assembly processes in order to ensure high quality. We employ quality control procedures in the following critical areas:

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

All of our facilities have been QS 9000 certified by the International Automotive Sector Group. In addition, our facilities in Hsinchu and Tainan have been ISO 9002 certified in September 1997 and December 1998, respectively and recertified with ISO 9001 for substantial revision since 2000. With respect to our quality management system, on November 26, 2003, ChipMOS Taiwan obtained ISO/TS 16949 quality system certification. In 2005, ChipMOS acquired Chantek as Chupei site. In the subsequent year, the Chupei site obtained ISO/TS16949 quality system certification. ThaiLin and ChipMOS Shanghai also obtained ISO/TS 16949 quality system certification in September 2005 and January 2006, respectively.

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

We have established manufacturing quality control systems that are designed to ensure high-quality services to our customers and maintain reliability and high production yields at our facilities. We employ specialized equipment for manufacturing quality and reliability control, including:

•	Joint Electron Device Engineering Council (JEDEC) standardized temperature cycling, thermal shock and pressure cook reliability tests;

•	high and low temperature storage life tests, temperature humidity bias test and highly accelerated temperature/humidity stress test (HAST); and

•	high resolution scanning acoustic tomography, scanning electronic microscope and X-Ray microscopy for physical failure analysis, curve tracer and semi-probe station for electrical failure analysis.

In addition, to enhance our performance and our research and development capabilities, we also installed a series of high-cost equipment, such as temperature humidity bias testers, low temperature storage-life testers and highly accelerated stress testers. We believe that many of our competitors do not own this equipment.

As a result of our ongoing focus on quality, in 2010, we achieved monthly assembly yields of an average of 99.98% for our memory and logic/mixed-signal assembly packages, 99.93% for our COF packages and 99.96% for our COG packages. The assembly yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped back to customers divided by the number of individual integrated circuits that are attached to leadframes or organic substrate.

Raw Materials

Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our memory and logic/mixed-signal semiconductor assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the LCD and other flat-panel display driver semiconductor testing and assembly process include carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 17%, 21% and 22% of our net revenue in 2008, 2009 and 2010, respectively.

We do not maintain large inventories of leadframes, organic substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately one month’s production based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, since the commencement of economic downturn in second quarter of 2008, due to the volatility of the semiconductor market, several of our principal suppliers have also ceased to stock inventories to be reserved to meet its customers’ production requirements. Instead, our suppliers now require longer lead time for delivery of our supply orders. Despite shortages in the supply of materials, the prices of raw materials have decreased compared to prior to the economic downturn. Our principal raw material supplies have not been impacted by Japan earthquake and tsunami catastrophe. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—If we are unable to obtain raw materials and other necessary inputs from our suppliers in a timely and cost-effective manner, our production schedules would be delayed and we may lose customers and growth opportunities and become less profitable” for a discussion of the risks associated with our raw materials purchasing methods. For example, with the exception of aluminum bags and inner and outer boxes, which we acquire from local sources, the raw materials used in our TCP/COF process and for modules are obtained from a limited number of Japanese suppliers.

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

Intellectual Property

As of March 31, 2011, we held 460 patents in Taiwan, 101 patents in the United States, 172 patents in the People’s Republic of China and 1 patent in the United Kingdom, France and Germany, respectively, relating to various semiconductor testing and assembly technologies. These patents will expire at various dates through to 2029. As of March 31, 2011, we also had a total of 47 pending patent applications in the United States, 165 in Taiwan, and 88 in the People’s Republic of China. In addition, we have registered “ChipMOS” and its logo and “InPack” as trademarks in Taiwan, and “ChipMOS” and its logo as trademarks in the United States, the People’s Republic of China, Singapore, Hong Kong, Korea, Japan and the European Community.

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

All of our facilities in Taiwan and Mainland China have been certified as meeting the ISO 14001 environmental standards of the International Organization for Standardization, and all of our facilities in Taiwan have been further certified as meeting the OHSAS18001 standards, of the International Organization for Standardization. Our facilities at Hsinchu Science Park, Chupei and Southern Taiwan Science Park have won numerous awards including health promotion awards granted by Department of Health of ROC in 2009, “Safety & Health Performance Certification Unit” from Council of the Labor Affairs of ROC in 2009 and 2010. Our bumping facility has won “Civil Defence Excellent Award” from Hsinchu City in 2009 and 2010. We continue to encourage our employees to attend and participate in community environmental campaigns and events to promote and build better environmental friendly practices.

We will continue to implement programs, measures and related training to reduce industrial waste, save energy and control pollution. In 2001, ChipMOS Taiwan completed a lead-free process control program, which offers a lead-free method in a semiconductor package, a lead-free plating, a lead-free solder ball and a lead-free reliability method and specification. In 2005, ChipMOS Shanghai completed a similar lead-free process control program. In 2003 and 2008, ChipMOS Taiwan and ChipMOS Shanghai obtained Green Partner certification from Sony Corporation of Japan, respectively. The Green Partner program requires external suppliers to meet SONY’s Green Partner requirements. In 2009, we further obtained SGS recognition whereby we received the “Greenhouse Gas Verification Statement” which also further enhance our eligibility under the Green Partner program. Standardizing on green, “environmentally friendly” products, production facilities and management systems, which has become an industry trend, and to many companies, a key criteria in selection of their service providers.

Insurance

We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damages due to all risks, including but not limited to, fire, lightning and earthquakes. The maximum coverage of property insurance for ChipMOS Taiwan and ThaiLin is approximately NT$52,354 million and NT$7,610 million, respectively. ChipMOS Shanghai also maintains property insurance policies for a maximum coverage of approximately RMB824 million.

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

The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of March 31, 2011.

Location of Facility	Primary Use	Floor Area (m2)	Principal Equipment
Chupei, Hsinchu	Wafer Testing/Gold Bumping	25,294	4 steppers 11 sputters 252 testers

Hsinchu Industrial Park, Taiwan	Testing	39,997	135 testers 31 burn-in ovens

Hsinchu Science Park, Taiwan	Testing	28,633	143 testers 99 burn-in ovens

Southern Taiwan Science Park, Taiwan	Assembly/Testing	109,676	503 wire bonders 141 inner-lead bonders 280 testers

Shanghai Qingpu Industrial Zone, Mainland China	Assembly/Testing	66,817	39 testers 158 wire bonders 21 burn-in ovens

Equipment

Testing of Memory and Logic/Mixed-Signal Semiconductors

Testing equipment is the most capital-intensive component of the memory and logic/mixed-signal semiconductors testing business. Upon the acquisition of new testing equipment, we install, configure, calibrate and perform burn-in diagnostic tests on the equipment. We also establish parameters for the testing equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of March 31, 2011, we operated 849 testers for testing memory and logic/mixed-signal semiconductors. We generally seek to purchase testers with similar functionality that are able to test a variety of different semiconductors. We purchase testers from major international manufacturers, including Advantest Corporation, Verigy Ltd. and Credence Systems Corporation.

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

Assembly of Memory and Logic/Mixed-Signal Semiconductors

The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. and Kulicke & Soffa Industries Inc. As of March 31, 2011, we operated 661 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.

Gold Bumping, Testing and Assembly of LCD and Other Flat-Panel Display Driver Semiconductors

We acquired TCP-related equipment from Sharp to begin our TCP-related services. We subsequently purchased additional TCP-related testers from Yokogawa Electric Corp. and Advantest Corporation and assembly equipment from Shibaura Mechatronics Corp., Shinkawa Co., Ltd., Athlete FA Corp. and Daitron Electron Crop. As of March 31, 2011, we operated 4 steppers and 11 sputters for gold bumping, 141 inner-lead bonders for assembly and 280 testers for LCD and other flat-panel display driver semiconductors. We are currently in the process of purchasing additional testing equipment. The testing equipment can be used for the TCP, COF and COG processes, while the inner-lead bonders are only used in the TCP and COF processes. The same types of wafer grinding, auto wafer mount and die saw equipment is used for the TCP, COF and COG processes. In addition, auto inspection machines and manual work are used in the COG process, which is more labor-intensive than the TCP and COF processes.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report on Form 20-F.

Overview

We provide a broad range of back-end testing services, including wafer probing and final testing of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe-based and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. In addition, we provide gold bumping, testing and assembly services for LCD and other flat-panel display driver semiconductors by employing TCP, COF and COG technologies. In 2010, our consolidated net revenue was NT$17,210 million (US$591 million) and our net income was NT$1,645 million (US$56 million).

We are a holding company, incorporated in Bermuda on August 1, 2000. We provide most of our services through our majority-owned subsidiary, ChipMOS Taiwan, and its subsidiaries and investees. ChipMOS Taiwan was incorporated in Taiwan in July 1997 as a joint venture company of Mosel and Siliconware Precision and with the participation of other investors. Following the completion of the share exchange transaction between our company and ChipMOS Taiwan on September 14, 2007, ChipMOS Taiwan became a wholly-owned subsidiary of ChipMOS Bermuda. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The share purchase transaction was completed in January 2011. As of March 31, 2011, we owned 84.2% of ChipMOS Taiwan’s outstanding shares. In Taiwan, we conduct testing operations in our facilities at the Hsinchu Science Park and the Hsinchu Industrial Park, gold bumping and wafer testing in our facility at Chupei, and testing and assembly operations in our facility at the Southern Taiwan Science Park. We also conduct operations in Mainland China through ChipMOS Shanghai, a wholly-owned subsidiary of Modern Mind, which is one of our controlled consolidated subsidiaries. ChipMOS Shanghai operates a testing and assembly facility at the Qingpu Industrial Zone in Shanghai. Through our subsidiaries, we also have equity interests in other companies that are engaged in the semiconductor industry. In April 2011, ChipMOS Bermuda has entered into agreement with ThaiLin to sell the MMT Notes to ThaiLin for a purchase price of approximately US$40 million. The MMT Assignment Agreement is subject to certain closing conditions, including approval of shareholders of ThaiLin and obtaining certain approval from Investment Commission for ThaiLin’s investment in China. The MMT Assignment Agreement transaction is expected to be completed in the fourth quarer of 2011. See “Item 4. Information on the Company—Overview of the Company” for more details.

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

Highly Cyclical Nature of the Semiconductor Industry. Highly cyclical, the worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn beginning in the fourth quarter of 2000 that was followed by a recovery in early 2003. The significant decrease in market demand for semiconductors that began in 2000 adversely affected our results of operations for 2001 and 2002. Beginning in the fourth quarter of 2008, the semiconductor industry commenced another significant downturn which continued in 2009 and in 2010. Market demand for semiconductors significantly decreased across our industry during these periods, which adversely affected average selling prices for our services and our results of operations for 2008, 2009 and 2010. The impact on our results of operations of the decrease in market demand during these periods was partly offset by increases in our 2009 and 2010 net revenue from assembly services for logic/mixed-signal semiconductors due to higher customer demand for these services in 2009 and 2010. During periods of decreased demand for assembled semiconductors, some of our customers may forego, delay or simplify final testing of certain types of semiconductors, such as DRAM, which may further decrease demand and average selling prices for our services and intensify our difficulties related to realizing pricing levels, capacity realization rates and gross margin during these periods.

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

Market Conditions for the End-User Applications for Semiconductors. Market conditions in the semiconductor industry, to a large degree, track those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors that we test and assemble may reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Despite an increase in the demand for mobile/niche DRAM in 2010, for DRAMs with more advanced features such as that of enhanced graphic capability, increased power efficiency and increased mobility, the average market demand for DRAM remained low. Our net revenue is largely attributable to fees from testing and assembling semiconductors for use in personal computers, consumer and portable electronic products, display applications and communications equipment. The markets for these products are intensely competitive, and a significant decrease in demand puts pricing pressure on our testing and assembly services and negatively affects our earnings. The oversupply of DRAM products in the second half of 2007 and the weak demand in the DRAM market in 2008 and in the first quarter of 2009 resulted in significant reductions in the price of DRAM products, which in turn drove down the average selling prices for our testing and assembly services for DRAM products in the second half of 2009, 2010 and the first quarter of 2011.

Change in Product Mix. Declines in average selling prices have been partially offset over the last three years by a change in our revenue mix. In particular, revenue from testing and assembly of LCD and other flat-panel display driver semiconductors and 12-inch wafer processing have increased as a percentage of our total net revenue over the 2008 to 2010 period. We intend to continue focusing on testing and assembling more semiconductors that have the potential to provide higher margins and developing and offering new technologies in testing and assembly services, in order to mitigate the effects of declining average selling prices on our ability to attain profitability.

Recent Acquisitions

In March 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we became a holder of 99.1% of the outstanding common shares of ChipMOS Taiwan. In April 2007, we and ChipMOS Taiwan further entered into a share exchange transaction and pursuant to which we agreed to exchange one common share for every 8.4 ChipMOS Taiwan shares outstanding. Following the completion of the share exchange transaction in September 2007, ChipMOS Taiwan became our wholly-owned subsidiary. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The share purchase transaction was completed in January 2011. As of March 31, 2011, we owned 84.2% of ChipMOS Taiwan’s outstanding shares. See “Item 4. Information on the Company—Our Structure and History” for description of our earlier merger events.

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

	Year ended December 31,
	2008	2009	2010	2010
	NT$	NT$	NT$	US$
	(in millions)
Testing
Memory	$8,226.9	$4,646.5	$5,577.4	$191.4
Logic/mixed-signal	560.1	524.7	592.3	20.3
Total testing	8,787.0	5,171.2	6,169.7	211.7
Assembly
Memory	4,591.1	3,335.7	5,112.6	175.4
Logic/mixed-signal	826.6	1,017.2	1,146.2	39.4
Total assembly	5,417.7	4,352.9	6,258.8	214.8
LCD and other flat-panel display driver semiconductor testing and assembly	2,805.5	2,626.2	4,781.2	164.1

Total	$17,010.2	$12,150.3	$17,209.7	$590.6

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

Revenue Recognition

We generally recognize our revenue upon shipment of tested and assembled semiconductors to locations designated by our customers, including our internal warehouse for customers using our warehousing services. Revenue from product sales is recognized when risks of ownership are transferred to customers, generally upon shipment of the products. We submit invoices at the time of shipment or delivery and generally require all customers to pay within 60 days after the last day of the month during which the invoice was sent. However, for ProMOS, our second largest customer, during 2010 the invoice settlement cycle has been changed to 30 or 45 days upon delivery.

In January 2008, at the request of ProMOS, we agreed to permit ProMOS to defer payment of aggregate service fees of NT$450 million to February 15, 2009. The deferred service fees, bore interest at a rate of 4.69% per annum, were recorded as long-term accounts receivable as of December 31, 2007, and were paid in full by ProMOS in March and April 2008. We also experienced collection problems for our receivables from ProMOS in 2008 and 2009, respectively. The full amount of allowance for these doubtful receivables of NT$578 million and NT$464 million were reserved as of December 31, 2008 and 2009, respectively. As of December 31, 2009, other receivables from ProMOS amounted to NT$409 million and 100% allowance was made by ChipMOS Taiwan. NT$7 million (US$240 thousand) was received by April 2010. Under the amended subcontracting contract ProMOS paid ChipMOS Taiwan NT$200 million (US$7 million) in May 2010. The remaining NT$202 million (US$7 million) was paid in nine monthly installments with the final payment made on March 15, 2011. As of December 31, 2010, ChipMOS Taiwan received NT$336 million (US$12 million) and the related allowance of NT$409 million (US$14 million) was reversed to other non-operating income. As of the date of this Annual Report on Form 20-F, all payments have been received.

As of December 31, 2009, other receivables from ProMOS amounted to NT$55 million and 100% allowance was made by ThaiLin. In June 2010, ThaiLin agreed a settlement with ProMOS in the amount of NT$24 million (US$1 million) and it was collected during the same year. The allowance of NT$24 million (US$1million) was reversed to other non-operating income. See “Item 4. Information on the Company — Customers”.

We also experienced collection problems for our services of receivables from Spansion in 2008 and 2009, respectively. The full amount of allowance of these doubtful receivables of NT$1,539 million and NT$2,232 million were reserved as of December 31, 2008 and 2009, respectively. On January 25, 2010, we entered into a definitive Transfer of Claim Agreement to sell to Citigroup Financial Products Inc. (Citigroup) the general unsecured claim reflected in the proof of claim against Spansion. The claim that is the subject of the Transfer of Claim Agreement includes accounts receivable for testing and assembly services provided to Spansion (the “Undisputed Claim”). In February 2010, we received from Citigroup the purchase price for the Undisputed Claim of NT$1,118 million (US$38 million) against accounts receivable of NT$2,186 million (US$75 million). A loss on sale of receivables of NT$1,068 million (US$37 million) was recognized and the related allowance for doubtful receivables of NT$2,186 million ($75 million) was reversed. See “Item 4. Information on the Company — Customers”.

We have not experienced other significant collection problems for our services.

Related Party Revenues

In 2008, 2009 and 2010, 18%, 5% and 12%, respectively, of our net revenue were derived from related parties. While we believe that our transactions with related parties were entered into on an arm’s length basis, we extended them favorable payment terms, as discussed in the preceding paragraph. See “Item 7. Major Shareholders and Related Party Transactions” for more information concerning our related party transactions.

Geography and Currency

The majority of our net revenue is generated from customers headquartered in Taiwan, which represented 60%, 60% and 74% of our net revenue in 2008, 2009 and 2010, respectively. We also generate net revenue from customers in the United States, Korea, Japan and other countries. Our service fees and revenue are generally denominated in the currency of the jurisdiction in which our facilities are located, for example NT dollars for our Taiwan operations and RMB for our Mainland China operations. As we generate most of our net revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 23 to our consolidated financial statements contained in this Annual Report on Form 20-F and “Item 11. Quantitative and Qualitative Disclosure about Market Risk — Market Risks — Foreign Currency Exchange Rate Risks” for certain information on our exchange rate risks.

Cost of Revenue and Gross Profit (Loss)

Our cost of revenue consists primarily of the following: depreciation and amortization expenses, raw material costs, and labor and overhead expenses, which primarily include expensable equipments, sub-contracting fees and rental expenses. Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of testing and assembly equipment and facilities, including our investment in our Mainland China operations. As of March 31, 2011, we had 849 testers, 151 burn-in ovens, 661 wire bonders, 141 inner-lead bonders, 4 steppers and 11 sputters. We use inner-lead bonders for the assembly of LCD and other flat-panel display driver semiconductors using TCP or COF technology, and wire bonders for TSOP, BGA, and some other package assembly technologies.

Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. Our average capacity utilization rate for testing of memory and logic/mixed-signal semiconductors was 65% in 2008, 45% in 2009 and 60% in 2010. Our average capacity utilization rate for assembly of memory and logic/mixed-signal semiconductors was 63% in 2008, 64% in 2009 and 85% in 2010. In addition, our average capacity utilization rate for LCD and other flat-panel display driver semiconductor testing and assembly was 52% in 2008, 50% in 2009 and 77% in 2010.

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

Our gross revenue is generally the product of the total volume of our customer orders multiplied by the average selling price per deliverable unit from our assembly or testing services, as the case may be. As a result, in a period where the average selling prices do not fluctuate significantly, increases or decreases in our capacity utilization rates generally correlate to increases or decreases in our gross revenue. Periods with significant increases in the average selling prices reduce the negative impact on our gross revenue from any decreases in our capacity utilization rates. Similarly, periods with significant decreases in the average selling prices reduce the positive impact on our gross revenue from any increases in our capacity utilization rates.

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

The following table sets forth, for the periods indicated, our gross profit (loss) and our gross profit (loss) margin as a percentage of net revenue.

	Year ended December 31,
	2008	2009	2010	2010
	NT$	NT$	NT$	US$
	(in millions)
Gross profit (loss):
Testing
Memory	$746.6	$(2,275.9)	$(362.4)	$(12.4)
Logic/mixed-signal	114.0	84.7	114.5	3.9
Total testing	860.6	(2,191.2)	(247.9)	(8.5)
Assembly
Memory	(245.5)	(745.2)	(36.0)	(1.2)
Logic/mixed-signal	(78.4)	(13.2)	240.9	8.3
Total assembly	(323.9)	(758.4)	204.9	7.1
LCD and other flat-panel display driver semiconductor testing and assembly	(496.4)	(561.6)	688.7	23.6

Total	$40.3	$(3,511.2)	$645.7	$22.2

Gross profit (loss) margin:
Testing
Memory	9.1%	(49.0)%	(6.5)%	(6.5)%
Logic/mixed-signal	20.4	16.1	19.3	19.3
Total testing	9.8	(42.4)	(4.0)	(4.0)
Assembly
Memory	(5.3)	(22.3)	(0.7)	(0.7)
Logic/mixed-signal	(9.5)	(1.3)	21.0	21.0
Total assembly	(6.0)	(17.4)	3.3	3.3
LCD and other flat-panel display driver semiconductor testing and assembly	(17.7)	(21.4)	14.4	14.4
Overall	0.2%	(28.9)%	3.8%	3.8%

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

Other Income (Expenses), Net

Our other income principally consists of interest income, sales of claims receivables, foreign exchange gains, warehouse space rental revenue, gains on sale of investments, gains on disposal of property, plant and equipment, fair value gains on financial assets, gain on disposal of land use right and gains on embedded derivative. In 2008, our other income included certain interest income paid by Kolin under a loan repayable to ChipMOS Taiwan that bears interest at a rate of 4.69% per annum. NT$15 million of this loan was repaid in 2008. The loan is secured by a pledge by Kolin of 11 million common shares of ThaiLin. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—ThaiLin Semiconductor Corp”. In January 2010, ChipMOS Taiwan entered into a definitive Transfer of Claim Agreement to sell to Citigroup Financial Products Inc. (Citigroup) the general unsecured claim reflected in the proof of claim against Spansion. As a result of the agreement, ChipMOS Taiwan received from Citigroup the purchase price for the Undisputed Claim of approximately NT$1,118 million (US$38 million) against accounts receivable of NT$2,186 million (US$75 million). A loss on sale of receivables of NT$1,068 million (US$37 million) was recognized and the related allowance for doubtful receivables of NT$2,186 million (US$75 million) was reversed. The Transfer of Claim Agreement also includes the sale of breach of contract and liquidated damages rights against Spansion in the amount of NT$2,118 million (US$73 million), which was received in October 2010.

As of December 31, 2009, other receivables from ProMOS amounted to NT$409 million and 100% allowance was made by ChipMOS Taiwan. NT$7 million (US$240 thousand) was received by April 2010. Under an amended subcontracting contract, ProMOS paid ChipMOS Taiwan NT$200 million (US$7 million) in May 2010. The remaining NT$202 million (US$7 million) was subsequently received by March 2011. As of December 31, 2010, ChipMOS Taiwan received NT$336 million (US$12 million) and the related allowance of NT$409 million (US$14 million) was reversed to other non-operating income. As of the date of this Annual Report on Form 20-F, all payments have been received.

As of December 31, 2009, other receivables from ProMOS amounted to NT$55 million and 100% allowance was made by ThaiLin. In June 2010, ThaiLin agreed a settlement with ProMOS in the amount of NT$24 million (US$1 million), this payment was fully received in the same year. The allowance of NT$24 million (US$1 million) was reversed to other non-operating income. Our other expenses principally consist of interest expense, investment losses recognized by equity method, fair value loss on financial assets, financing costs, impairment losses, losses on disposal of property, plant and equipment, loss on embedded derivative, loss on redemption of convertible notes and foreign exchange losses.

Noncontrolling Interests and Interest in Bonuses Paid by Subsidiaries

Noncontrolling interests represent the portion of our income that is attributable to the shareholding in our consolidated subsidiaries that we do not own. See “Item 4. Information on the Company—Our Structure and History” for information concerning our consolidated subsidiaries. In 2008 and 2009, our noncontrolling interests were attributable to the public shareholders’ interest in ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary. In 2010, our noncontrolling interests were attributable to the noncontrolling interests owned by Siliconware Precision in ChipMOS Taiwan as a result of the February 2010 share purchase agreement under which we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision, and the public shareholders’ interest in ThaiLin. The sale of 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision was completed in January 2011. As of March 31, 2011, we owned 84.2% of ChipMOS Taiwan’s outstanding shares.

Interest in bonuses paid by subsidiaries represents our portion of ChipMOS Taiwan’s and ThaiLin’s distributable earnings that are appropriated as bonuses to employees and remuneration to directors and supervisors of ChipMOS Taiwan and ThaiLin, as required by ROC regulations and ChipMOS Taiwan’s and ThaiLin’s articles of incorporation. ChipMOS Taiwan and ThaiLin paid bonuses to directors, supervisors and employees of NT$387 million and NT$58 million, respectively, in 2008. ChipMOS Taiwan and ThaiLin did not pay any bonuses to directors, supervisors and employees in 2009. During 2010, ChipMOS Taiwan and ThaiLin accrued nil and NT$29 million (US$1 million) to employees, directors and supervisors as bonuses.

Net Income

Our net loss was NT$7,270 million in 2008, NT$4,419 million in 2009, and net income was NT$1,645 million (US$56 million) in 2010, respectively. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things. For additional information on factors that will affect our future performance, see “Item 3. Key Information—Risk Factors”.

Results of Operations

The following table presents selected operating data as a percentage of net revenue for the periods indicated:

	Year ended December 31,
	2008	2009	2010
ROC GAAP:
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	99.8	128.9	96.2

Gross profit (loss) margin	0.2	(28.9)	3.8

Operating expenses:
Research and development	2.5	3.1	2.4
General and administrative	5.2	4.6	3.9
Sales and marketing	13.9	5.4	0.4

Total operating expenses	21.6	13.1	6.7

Loss from operations	(21.4)	(42.0)	(2.9)

Other income (expenses), net	(19.3)	1.0	13.5

Income (loss) before income tax, noncontrolling interests and interest in bonuses paid by subsidiaries(1)	(40.7)	(41.0)	10.6
Income tax benefit (expense)	(0.7)	3.4	0.5

Income benefit (loss) before noncontrolling interests and interest in bonuses paid by subsidiaries	(41.4)	(37.6)	11.1
Net (income) loss attributable to noncontrolling interests	0.8	1.2	(1.5)
Interest in bonuses paid by subsidiaries(1)	(2.1)	—	—

Net income (loss) attributable to ChipMOS	(42.7)%	(36.4)%	9.6%

Note:

(1)	Refers to bonuses to directors, supervisors and employees paid by subsidiaries.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenue. Our net revenue increased by NT$5,060 million, or 42%, to NT$17,210 million (US$591 million) in 2010 from NT$12,150 million in 2009.

Net revenue from testing services for memory and logic/mixed-signal semiconductors increased by NT$999 million, or 19%, to NT$6,170 million (US$212 million) in 2010 from NT$5,171 million in 2009, mainly due to an increase in net revenue from testing services for memory semiconductors. Net revenue from testing services for memory semiconductors increased by NT$931 million, or 20%, to NT$5,577 million (US$192 million) in 2010 from NT$4,646 million in 2009, principally due to increased capacity utilization rates and higher average selling price for DRAM products. Net revenue for testing services for logic/mixed-signal semiconductors increased by NT$68 million, or 13%, to NT$593 million (US$20 million) in 2010 from NT$525 million in 2009, principally due to increased capacity utilization rates.

Net revenue from assembly services for memory and logic/mixed-signal semiconductors, which includes revenue from assembly services for memory and logic/mixed-signal semiconductors and revenue from our memory module manufacturing business, increased by NT$1,906 million, or 44%, to NT$6,259 million (US$215 million) in 2010 from NT$4,353 million in 2009. This increase was primarily the result of an increase in net revenue from assembly services for memory semiconductors. Net revenue from assembly services for memory semiconductors increased by NT$1,777 million, or 53%, to NT$5,113 million (US$175 million) in 2010 from NT$3,336 million in 2009, primarily as a result of an increased capacity utilization rate for DDR II SDRAM products. Net revenue from assembly services for logic/mixed-signal semiconductors increased by NT$129 million, or 13%, to NT$1,146 million (US$40 million) in 2010 from NT$1,017 million in 2009, principally as a result of higher customer demand.

Net revenue from LCD and other flat-panel display driver semiconductor testing and assembly services increased by NT$2,155 million, or 82%, to NT$4,781 million (US$164 million) in 2010 from NT$2,626 million in 2009. This increase was principally as a result of an increased capacity utilization rate for LCD and other flat-panel display products in 2010.

See “— Cost of Revenue and Gross Profit (Loss)” for more information concerning our testing and assembly capacity utilization rates and the impact on our gross revenue, gross margin and profitability from any increases or decreases in our capacity utilization rates.

Cost of Revenue and Gross Margin. Cost of revenue increased by NT$903 million, or 6%, to NT$16,564 million (US$568 million) in 2010 from NT$15,661 million in 2009, primarily due to increases of the direct material expenses, direct labor expenses, salary and fringes expenses and expensable equipment expenses of NT$1,168 million (US$40 million), NT$531 million (US$18 million), NT$239 million (US$8 million) and NT$215 million (US$7 million), respectively. These expenses increases are partially offset by the decrease of rental expenses of NT$1,288 million (US$44 million). Direct material expenses increased principally as a result of a raise in the capacity utilization rate.

Our gross profit increased to NT$646 million (US$22 million) in 2010 from negative NT$3,511 million in 2009. Our gross margin was 4% in 2010, compared to negative 29% in 2009.

Our gross margin for testing services for memory and logic/mixed-signal semiconductors increased to negative 4% in 2010 from negative 42% in 2009, primarily due to a higher capacity utilization rate, which increased to 60% in 2010 from 45% in 2009.

Our gross margin for assembly services for memory and logic/mixed-signal semiconductors increased to 3% in 2010 from negative 17% in 2009, primarily due to a higher capacity utilization rate, which increased to 85% in 2010 from 64% in 2009.

Our gross margin for LCD and other flat-panel display driver semiconductor testing and assembly services increased to 14% in 2010 from negative 21% in 2009, primarily as a result of an increase in the capacity utilization rate from 50% in 2009 to 77% in 2010.

See “— Cost of Revenue and Gross Profit (Loss)” for more information concerning our testing and assembly capacity utilization rates and the impact on our gross revenue, gross margin and profitability from any increases or decreases in our capacity utilization rates.

Research and Development Expenses. Research and development expenses increased by NT$38 million, or 10%, to NT$413 million (US$14 million) in 2010 from NT$375 million in 2009. This increase was primarily due to the higher personnel expenses and the increase of professional services fees.

General and Administrative Expenses. General and administrative expenses increased by NT$20 million, or 3%, to NT$678 million (US$24 million) in 2010 from NT$658 million in 2009, primarily due to the higher personnel expenses.

Sales and Marketing Expenses. Sales and marketing expenses decreased by NT$497 million, or 89%, to NT$64 million (US$2 million) in 2010 from NT$561 million in 2009, primarily due to a decrease of NT$497 million (US$17 million) in bad debt provision.

Other Income (Expenses), Net. Other income, net increased by NT$2,204 million, or 1,884%, to NT$2,321 million (US$80 million) in 2010 from NT$117 million in 2009. This increase was primarily due to the damage claim received of NT$2,118 million (US$73 million), recovery of allowance for doubtful receivables of NT$2,717 million (US$93 million) in 2010 and partially offset by the increase of loss on sale of receivables of NT$1,068 million (US$37 million), impairment loss on other assets of NT$392 million (US$13 million), and the increase of foreign exchange loss by NT$307 million (US$11 million), increase of loss on derivative liability by NT$311 million (US$11 million) and increase of interest expense by NT$244 million (US$8 million).

Income (Loss) Before Income Tax, Noncontrolling Interests and Interest in Bonuses to Directors, Supervisors and Employees Paid by Subsidiaries. As a result of the foregoing, income before income tax, noncontrolling interests and interests in bonuses to directors, supervisors and employees paid by subsidiaries increased by 136% to an income of NT$1,812 million (US$62 million) in 2010 from a loss of NT$4,989 million in 2009.

Income Tax Benefit (Expense). We had an income tax benefit of NT$99 million (US$3 million) in 2010 compared to income tax benefit of NT$421 million for 2009, primarily due to a significant increase in income before income tax in 2010.

Net (Income) Loss Attributable to Noncontrolling Interests. The net income of ThaiLin and of ChipMOS Taiwan attributable to noncontrolling interests amounted to NT$266 million (US$9 million) in 2010, compared to the net loss of ThaiLin attributable to noncontrolling interests of NT$149 million in 2009.

Interest in Bonuses paid by Subsidiaries. Interest in bonuses paid by subsidiaries remained at nil in 2010 and 2009, respectively.

Net Income (Loss) Attributable to ChipMOS. As a result of the foregoing, the net income attributable to ChipMOS was NT$1,645 million (US$56 million) in 2010, compared to a net loss attributable to ChipMOS of NT$4,419 million in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Revenue. Our net revenue decreased by NT$4,860 million, or 29%, to NT$12,150 million in 2009 from NT$17,010 million in 2008.

Net revenue from testing services for memory and logic/mixed-signal semiconductors decreased by NT$3,616 million, or 41%, to NT$5,171 million in 2009 from NT$8,787 million in 2008, mainly due to a decrease in net revenue from testing services for memory semiconductors. Net revenue from testing services for memory semiconductors decreased by NT$3,581 million, or 44%, to NT$4,646 million in 2009 from NT$8,227 million in 2008, principally due to decreased capacity utilization rates and lower average selling price for DRAM products. Net revenue for testing services for logic/mixed-signal semiconductors decreased by NT$35 million, or 6%, to NT$525 million in 2009 from NT$560 million in 2008, principally due to decreased capacity utilization rates.

Net revenue from assembly services for memory and logic/mixed-signal semiconductors, which includes revenue from assembly services for memory and logic/mixed-signal semiconductors and revenue from our memory module manufacturing business, decreased by NT$1,065 million, or 20%, to NT$4,353 million in 2009 from NT$5,418 million in 2008. This decrease was primarily the result of a decrease in net revenue from assembly services for memory semiconductors. Net revenue from assembly services for memory semiconductors decreased by NT$1,255 million, or 27%, to NT$3,336 million in 2009 from NT$4,591 million in 2008, primarily as a result of a decreased capacity utilization rate and lower average price for DDR II SDRAM products. Net revenue from assembly services for logic/mixed-signal semiconductors increased by NT$190 million, or 23%, to NT$1,017 million in 2009 from NT$827 million in 2008, principally as a result of higher customer demand.

Net revenue from LCD and other flat-panel display driver semiconductor testing and assembly services decreased by NT$179 million, or 6%, to NT$2,626 million in 2009 from NT$2,805 million in 2008. This decrease was principally as a result of the weak demand for LCD and other flat-panel display products in 2009, which in turn led to decreased capacity utilization rates as well as decreased average selling prices for services.

See “— Cost of Revenue and Gross Profit (Loss)” for more information concerning our testing and assembly capacity utilization rates and the impact on our gross revenue, gross margin and profitability from any increases or decreases in our capacity utilization rates.

Cost of Revenue and Gross Margin. Cost of revenue decreased by NT$1,309 million, or 8%, to NT$15,661 million in 2009 from NT$16,970 million in 2008, primarily due to the decrease of depreciation expenses of NT$531 million, salary and fringes expenses of NT$238 million and direct material and direct labor expenses of NT$329 million and NT$522 million, respectively. Direct material expenses decreased principally as a result of a decline in the capacity utilization rate.

Our gross profit decreased to negative NT$3,511 million in 2009 from NT$40 million in 2008. Our gross margin was negative 29% in 2009, compared to 0.2% in 2008.

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

See “— Cost of Revenue and Gross Profit (Loss)” for more information concerning our testing and assembly capacity utilization rates and the impact on our gross revenue, gross margin and profitability from any increases or decreases in our capacity utilization rates.

Research and Development Expenses. Research and development expenses decreased by NT$61 million, or 14%, to NT$375 million in 2009 from NT$436 million in 2008. This decrease was primarily due to lower salary expenses associated with a decrease in research and development personnel, and the decrease of professional services fees and expensable equipment expenses.

General and Administrative Expenses. General and administrative expenses decreased by NT$228 million, or 26%, to NT$658 million in 2009 from NT$886 million in 2008, primarily due to the decrease of depreciation expenses.

Sales and Marketing Expenses. Sales and marketing expenses decreased by NT$1,802 million, or 76%, to NT$561 million in 2009 from NT$2,363 million in 2008, primarily due to a decrease of NT$1,790 million in allowance for doubtful receivables. The decrease was primarily due to full allowance already made on outstanding receivables from Spansion and ProMOS in 2008.

Other Income (Expenses), Net. Other expenses, net decreased by NT$3,404 million, or 104%, to other income of NT$117 million in 2009 from other expenses of NT$3,287 million in 2008. This decrease was primarily due to the impairment loss on property, plant and equipment of NT$26 million recognized in 2009, compared to an impairment loss on goodwill of NT$917 million and impairment loss on property, plant and equipment of NT$1,599 million recognized in 2008.

Income (Loss) Before Income Tax, Noncontrolling Interests and Interest in Bonuses to Directors, Supervisors and Employees Paid by Subsidiaries. As a result of the foregoing, loss before income tax, noncontrolling interests and interests in bonuses to directors, supervisors and employees paid by subsidiaries decreased by 28% to a loss of NT$4,989 million in 2009 from NT$6,930 million in 2008.

Income Tax Benefit (Expense). We had an income tax benefit of NT$421 million in 2009 compared to income tax expenses of NT$121 million for 2008, primarily due to an increase of loss carried forward in 2009.

Net (Income) Loss Attributable to Noncontrolling Interests. The net loss of ThaiLin attributable to noncontrolling interests amounted to NT$149 million in 2009, compared a net loss of NT$143 million in 2008.

Interest in Bonuses paid by Subsidiaries. Interest in bonuses paid by subsidiaries decreased by 100% to nil in 2009 from NT$362 million in 2008.

Net Income (Loss) Attributable to ChipMOS. As a result of the foregoing, the net loss attributable to ChipMOS was NT$4,419 million in 2009, compared to a net loss of NT$7,270 million in 2008.

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

Our determination of the allowance for doubtful receivables is based on our determination of two different types of reserves. The first type of reserve involves an individual examination of available information regarding any customer that we have reason to believe may have an inability to meet its financial obligations. For these customers, we use our judgment, based on the available facts and circumstances, and record a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received. The second type of reserve is a general reserve established for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change, our estimates of the recoverability of amounts due to us could be reduced by a material amount. As of December 31, 2010, we provided NT$73 million (US$3 million) for the first type of reserve and NT$1 million (US$34 thousand) for the second type of reserve. See “Item 4. Information on the Company—Customers”.

Our determination of the allowances for sales returns as of the end of any quarter is based upon calculating an average historical return rate, usually based on the previous three quarters, and multiplying this by the revenue of that quarter. As of December 31, 2010, we provided NT$188 million (US$6 million) for the allowance of sales returns.

The allowance we set aside for doubtful receivables and sales returns was NT$2,433 million as of December 31, 2008, NT$2,937 million as of December 31, 2009 and NT$262 million (US$9 million) as of December 31, 2010. The allowances as of December 31, 2008, 2009 and 2010 represented 62%, 53% and 7%, respectively, of our accounts receivable and other receivables as of those dates. The allowance in 2008, 2009 and 2010 reflected a reduction of NT$2,292 million, NT$1,065 million and NT$74 million (US$3 million), respectively, in accounts receivable and other receivables that were charged to sales and marketing expenses. If we were to change our estimate of the allowance for doubtful receivables either upward or downward 10%, our operating income would be affected by NT$201 thousand (US$7 thousand) for 2010.

An increase in our allowance for doubtful receivables and sales returns would increase our sales and marketing expenses, decrease our recorded revenue and our current assets.

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

In 2008, 2009 and 2010, we reserved NT$99 million, NT$199 million and NT$37 million (US$1 million) of inventory valuation allowance, primarily due to the market price of tested and assembled DRAM and SDRAM inventory was below cost. In addition, we reserved NT$3 million in 2008, NT$ 1 million in 2009 and NT$28 million (US$1 million) in 2010 for identified slow-moving inventories.

As of December 31, 2010, we recorded NT$65 million (US$2 million) of inventory valuation allowances. If the prevailing market price of our testing and assembly services had been 10% lower, we would have been required to recognize a valuation allowance of approximately NT$76 million (US$3 million) in 2010 and would have decreased our inventory value by 6.0% and decreased our net income by 4.6%, respectively.

Valuation Allowance for Deferred Tax Assets

When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent, if any, that it is more likely than not that deferred tax assets will not be realized. We record an income tax expense or benefit in our statement of operations when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible or the investment tax credits may be utilized. Specifically, our valuation allowances are impacted by our expected future revenue growth and profitability, tax holidays, alternative minimum tax, and the amount of tax credits that can be utilized within the statutory period. In determining the amount of valuation allowance for deferred tax assets as of December 31, 2010, we considered past performance, the general outlook of the semiconductor industry, future taxable income and prudent and feasible tax planning strategies.

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

As of December 31, 2008, 2009 and 2010, the ending balance for valuation allowances were NT$1,823 million, NT$2,400 million and NT$1,171 million (US$40 million), respectively.

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

In determining whether any impairment charges were necessary for the property, plant and equipment and other assets as of December 31, 2010, we assumed that the semiconductor industry will continue its growth in the next few years. Based upon our assumption of growth in the semiconductor industry and our other assumptions in our internal budget, for the purpose of determining whether any impairment charges are necessary as of December 31, 2010, we estimated that our discounted future cash flows are not smaller than our property, plant and equipment. Therefore, no impairment loss has been recognized in respect of property, plant and equipment. We have previously purchased equipment to meet our commitments under a long-term service agreement with Spansion. Since our termination of the long-term service agreement with Spansion in February 2009, part of the equipment have remained idle. As of December 31, 2010, we engaged an independent third party valuer to value these idle equipment. An impairment loss of NT$392 million (US$13 million) was recognized with respect to the idle equipment. If our current estimates of future cash flows decreases, those cash flows would be less than the reported amount of long-lived assets, and we would be required to recognize additional impairment loss, which would significantly decrease our net income before taxes.

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

Based on the assessment of our management, in 2010, we recognized NT$9 million (US$309 thousand) and NT$392 million (US$13 million) of impairment loss for long-term investments and other long-lived assets under ROC GAAP and US GAAP, respectively.

While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

Goodwill

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the acquired net identified tangible and intangible assets. Under US GAAP, and effective on January 1, 2005, under ROC GAAP, we assess the impairment of goodwill on an annual basis, or more frequently whenever triggering events or changes in circumstances indicate that goodwill may be impaired and its carrying value may not be recoverable. Moreover, effective on January 1, 2006, goodwill is no longer amortizable under ROC GAAP. Factors we consider important which could trigger an impairment review include, without limitation, the following:

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

Under US GAAP, the measurement of impairment of goodwill consists of two steps. In the first step, the fair value of the reporting unit is compared to its carrying value, including goodwill. In connection with the preparation of the financial statements for the year ended December 31, 2008, management made a determination of the fair value of the two reporting units. Fair value is determined using a combination of an income approach, which estimates fair value based upon future revenue, expenses and cash flows discounted to their present value, and a market approach, which estimates fair value using market multiples to various financial measures compared to a set of comparable public companies listed on Taiwan Stock Exchange. Management concluded the estimated fair values of the reporting units were less than their net book value. Accordingly, the guidance in FASB ASC 350 “Intangibles – Goodwill and Others” requires a second step to determine the implied fair value of the Company’s goodwill, and to compare it to the carrying value of the Company’s goodwill is adopted. Second step includes valuing all of the tangible and intangible assets and liabilities of the reporting unit as if it had been acquired in a business combination, including valuing all of its intangible assets even if they were not currently recorded to determine the implied fair value of goodwill. Based on management’s analysis incorporating the declining market capitalization in 2008, as well as the significant market deterioration and economic uncertainties impacting expected future demand, management concluded that the entire goodwill balance of NT$969 million was impaired.

Convertible Notes

Under US GAAP, we are required to account for the conversion features in the 2006 Notes, the 2009 Notes and the 2010 Notes as derivative liabilities in accordance with FASB ASC 815 “Derivative and Hedging”. The discount attributable to the issuance date aggregate fair value of the conversion features, totaling NT$459 million (US$16 million), is amortized using the effective interest method over the terms of the 2006 Notes, the 2009 Notes and the 2010 Notes.

The change in fair value on revaluation of the embedded derivative liabilities represents the difference between the fair value of the embedded derivative liabilities at the beginning of the reporting period and their fair value at the end of the reporting period. We are required to record the change in fair value as a loss or gain on embedded derivative liabilities in determining net income under US GAAP. As of December 31, 2010, the fair value of the embedded derivative liabilities amounted to NT$97 million (US$3 million) which resulted in a loss on embedded derivative liabilities of NT$261 million (US$9 million). These gains and losses were taken into account when determining our net income under US GAAP for the year ended December 31, 2010. The fair values of embedded derivatives are determined using option pricing models, which require us to make various assumptions, including among others, the expected volatility of our stock over the life of the option, market interest rates, credit spread and the expected life of the option. In determining these input assumptions, we consider historical trends and other relevant factors which may change from period to period. Because the option pricing models are sensitive to change in the input assumptions, different determinations of the required inputs may result in different fair value estimates of the options.

Under ROC GAAP, we are required to bifurcate and separately account for embedded derivatives contained in our convertible notes issued after 2005 in accordance with SFAS No. 34 “Financial Instruments: Recognition and Measurement”. For more information, see Notes 13, 25j and 26i to our consolidated financial statements contained in this Annual Report on Form 20-F.

Share-Based Compensation

Under US GAAP, we are required to account for our employee share option plans under the fair-value-based method and to recognize share-based compensation arrangements as expenses in the consolidated statements of operations, in accordance with FASB ASC 715 “Compensation – Retirement Benefits”. The determination of the fair value of our share options on the date of grant under the Black Scholes Option Pricing Model is affected by the price of our common shares and assumptions of a number of variables, including the risk-free interest rate, the expected life of the options, the estimated fair value of our common shares and the expected price volatility of our common shares over the term of the options. In 2010, the share-based compensation expense amounted to NT$31 million (US$1 million), which was taken into account when determining our net income and shareholders’ equity under US GAAP for the year ended December 31, 2010.

Prior to adopting FASB ASC 715 in 2006, share-based compensation arrangements were accounted for under Accounting Principles Board Opinion No. 25, which utilized an intrinsic value approach in recognizing compensation expense. Under ROC GAAP and prior to January 1, 2008, we accounted for our share-based compensation arrangements under the intrinsic value method. Commencing January 1, 2008, we adopted ROC SFAS No. 39 “Share-based Payment”. After the adoption of SFAS No. 39, our share-based compensation has been measured at the fair value of the options at grant date using an option valuation model. For more information, see Notes 2, 25k and 26h to our consolidated financial statements contained in this Annual Report on Form 20-F.

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

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short- and long-term loans and cash flow from operations. As of December 31, 2010, our primary sources of liquidity were cash and cash equivalents (excluding restricted cash and cash equivalents) of NT$7,143 million (US$245 million), short-term loans of NT$908 million (US$31 million) available to us in undrawn facilities, which have expired or will expire before December 2011, and long-term loans of NT$500 million (US$17 million) available to us in undrawn facilities, which have expired or will expire before December 2015. To meet our liquidity, capital spending and other capital needs, we have taken certain steps discussed below.

In December 2010, ChipMOS Taiwan reached agreement with and received approval from its bank creditors for an extension of its repayment schedule on its short-term loans. This loan repayment schedule is further discussed under Note 14 to our consolidated financial statements contained in this Annual Report on Form 20-F. The following related key extended repayment terms and conditions apply to ChipMOS Taiwan’s bank loans due between 2009 to 2013. For repayment of non-revolving short-term loans, ChipMOS Taiwan agreed to repay 20% of the outstanding principal on December 31, 2010, to repay the balance outstanding in eight quarterly installments by the end of 2012, and to set aside NT$50 million per month with Bank of Taiwan from January 2011 until December 2012 to fund the scheduled estimated principal repayments. ChipMOS Taiwan may maintain its current revolving short-term facilities but is required to increase its collateral to secure up to 60% of the outstanding principal amount by the end of 2011. For repayment of long-term loans, ChipMOS Taiwan agreed to set aside with Bank of Taiwan NT$300 million per month for 2011, NT$270 million per month for 2012 and NT$150 million per month for 2013 to meet the principal repayment schedule. The bank creditors agreed that ChipMOS Taiwan may arrange additional bank loans for purchasing operating materials by using its available assets as collateral. These banks also agreed not to unilaterally foreclose and seize any machinery, property or deposits of ChipMOS Taiwan and agreed to waive any penalties that might have to be imposed on the Company in case of breach under the existing loan agreements.

Our bank creditors provided us with a waiver in February 2010 relating to any potential covenant breaches under a syndicated loan facility agreement with Standard Chartered Bank (Hong Kong) Limited as agent. The application by the Company for early repayment of the outstanding loan in four installments was approved in April 2010 without penalty. The syndicated loan facility was fully repaid in January 2011. See “Item 3. Key Information—Risk Factors—Risks Relating to Economic Conditions and the Financial Markets—The global credit and financial markets crisis could materially and adversely affect our business and results of operations” for additional information.

Liquidity

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Year ended December 31,
	2008	2009	2010	2010
	NT$	NT$	NT$	US$
	(in millions)
Net cash provided by (used in):
Operating activities	$5,164.2	$781.0	$8,688.9	$298.2
Investing activities	(2,296.9)	(1,042.5)	(3,587.2)	(123.1)
Financing activities	(1,395.3)	(2,503.8)	(1,826.5)	(62.7)
Effect of exchange rate changes on cash	46.3	(1.8)	(16.8)	(0.6)

Net increase (decrease) in cash	$1,518.3	$(2,767.1)	$3,258.4	$111.8

Net Cash Provided by Operating Activities

Net cash provided by operating activities totaled NT$8,689 million (US$298 million) in 2010, compared to NT$781 million in 2009. The increase in net cash provided by operating activities was primarily due to a net income of NT$1,645 million (US$56 million) in 2010, compared to net loss of NT$4,419 million in 2009 and a decrease of accounts receivable of NT$1,564 million (US$54 million) in 2010 compared to an increase of accounts receivable of NT$1,241 million in 2009. The increase in net cash provided by operating activities was also partially offset by the increase of recovery of allowance for doubtful receivables, which was NT$2,718 million (US$93 million) in 2010 compared to NT$561 million in 2009.

Net cash provided by operating activities totaled NT$781 million in 2009, compared to NT$5,164 million in 2008. The decrease in net cash provided by operating activities was primarily due to allowance for doubtful receivables, which decreased to NT$1,065 million in 2009 from NT$2,292 million in 2008 and an increase in accounts receivable of NT$1,241 million in 2009, compared to a decrease of accounts receivable of NT$1,175 million in 2008. The decrease in net cash provided by operating activities was also attributable to a decrease in impairment loss on property, plant and equipment to NT$26 million in 2009 from NT$1,599 million in 2008. The decrease in impairment loss on property, plant and equipment was primarily the result of the recovery of the semiconductor industry compared with 2008.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled NT$3,587 million (US$123 million) in 2010, compared to NT$1,043 million in 2009. The increase in net cash used in investing activities was primarily the result of an increase in capital expenditures and partially offset by the proceeds from sales of property, plant and equipment which increased to NT$899 million (US$31 million) in 2010 from NT$19 million in 2009. Capital expenditures were NT$4,468 million (US$153 million) in 2010, compared to NT$1,245 million in 2009.

Net cash used in investing activities totaled NT$1,043 million in 2009, compared to NT$2,297 million in 2008. The decrease in net cash used in investing activities was primarily the result of a decrease in capital expenditures budget for 2009 prepared in 2008 in view of the global economic downturn. Capital expenditures were NT$1,245 million in 2009, compared to NT$2,391 million in 2008.

Net Cash Used in Financing Activities

Net cash used in financing activities totaled NT$1,827 million (US$63 million) in 2010, compared to NT$2,504 million in 2009. The decrease in net cash used in financing activities was primarily the result of the proceeds from the sales of 11.0% of ChipMOS Taiwan’s outstanding share to Siliconware Precision of NT$1,133 million (US$39 million) in 2010. The net proceeds of convertible notes were NT$131 million (US$4 million) in 2010 compared to the net payments of NT$517 million in 2009. This was partially offset by net payments of short-term bank loans of NT$869 million (US$30 million) in 2010, compared to NT$382 million in 2009 and net payments of long-term loans of NT$2,227 million (US$76 million) in 2010, compared to NT$1,573 million in 2009.

Net cash used in financing activities totaled NT$2,504 million in 2009, compared to NT$1,395 million in 2008. The increase in net cash used in financing activities was primarily the result of the net payments of bank loans of NT$382 million in 2009, compared to the net proceeds of NT$1,496 million in 2008 and net payments of long-term loans of NT$1,573 million in 2009, compared to net proceeds of NT$1,386 million in 2008. This was partially offset by net payments of convertible notes of NT$517 million in 2009, compared to net payments of NT$3,498 million in 2008.

Capital Resources

Capital expenditures in 2008 were funded by NT$5,164 million in cash flows from operating activities. Capital expenditures in 2009 were funded by NT$781 million in cash flows from operating activities. Capital expenditures in 2010 were funded by NT$8,689 million (US$298 million) in cash flows from operating activities.

Steps taken with respect to generating additional working capital and to saving cash are further discussed under “—Liquidity and Capital Resources.”

Loans

As of December 31, 2010, we had long-term loans of NT$10,566 million (US$363 million) (including current portions of such long-term loans of NT$4,926 million (US$169 million)). As of December 31, 2010, the unused credit value of our outstanding long-term loans under various bank loans and syndicated loan facilities were approximately NT$500 million (US$17 million). As of December 31, 2010, NT$7,254 million (US$249 million) of our long-term loans were collateralized by equipment, and NT$1,455 million (US$50 million) were collateralized by land and buildings. Of our long-term loans, in the aggregate:

•	NT$9,779 million (US$336 million) were floating rate loans with a rate between 1.214% and 3.75% as of December 31, 2010, repayable quarterly, semi-annually or totally until December 2015;

•	NT$145 million (US$5 million) were fixed rate loans with a rate between 4% and 4.69% as of December 31, 2010, repayable quarterly until December 2012; and

•	US$22 million (NT$642 million) were floating rate loans with a rate of 1.28438% as of December 31, 2010, repayable annually until August 2011. This loan was fully repaid in January 2011.

As of December 31, 2010, we had entered into the following syndicated loan facilities:

•

On March 21, 2003, we obtained a syndicated loan facility in the amount of NT$1,000 million. This loan facility is separated into two parts with its respective term of seven years and five years. This loan facility is secured by ThaiLin’s facilities and the testing equipment at Chupei. As of December 31, 2010, this loan facility was fully drawn.

•

On July 27, 2004, we obtained a syndicated loan facility in the amount of NT$1,000 million for a term of five years. This loan facility is secured by our facilities at the Southern Taiwan Science Park and our testing and assembly equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. As of December 31, 2010, this loan facility was fully drawn.

•

On June 7, 2005, we obtained a syndicated loan facility in the amount of NT$1,000 million for a term of four years. This loan facility is secured by our facilities at the Hsinchu Science Park. As of December 31, 2010, this loan facility was fully drawn.

•

In January 2006, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$6,000 million for a term of five years. This loan facility is secured by our facilities at the Hsinchu Science Park and our testing and assembly equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. As of December 31, 2010, this loan facility was fully drawn.

•

In February 2006, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$3,000 million for a term of six years. This loan facility is secured by ThaiLin’s facilities at Chupei. The last withdraw date was August 2009, and the facility was adjusted to NT$1,500 million. As of December 31, 2010, this loan facility was fully drawn.

•

In June 2007, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$6,000 million for a term of five years. This loan facility is secured by our facilities at the Southern Taiwan Science Park and equipment located within our facilities at Chupei, the Hsinchu Science Park and the Southern Taiwan Science Park. In November 2009, the facility downward adjusted to NT$2,100 million. As of December 31, 2010, NT$2,100 million (US$72 million) was fully drawn under this loan facility.

•

In July 2008, we obtained a syndicated loan facility from banks in Taiwan in the amount of US$74.5 million (NT$2,171 million) for a term of three years. This loan facility is guaranteed by ChipMOS Taiwan. This loan facility was fully repaid on January 31, 2011.

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

In December 2009, ThaiLin was waived from compliance with the earnings to principal and interest ratio requirement for 2009. ThaiLin was in compliance with the financial ratio requirement for 2008 and 2010. In February and November 2009 and November 2010, ChipMOS Taiwan received three separate waiver request approvals from its creditors and was waived from compliance with the financial ratio requirements for 2008, 2009 and 2010, respectively. Pursuant to a bank creditors meetings and the approval notice from Standard Chartered Bank on February 9, 2010, ChipMOS Bermuda, as borrower, and ChipMOS Taiwan, as guarantor, were waived from compliance with the financial ratio requirements as of December 31, 2008 and December 31, 2009.

In December 2010, ChipMOS Taiwan further received approval for its request for repayment extension from over 50% of the creditor banks for its short-term loans and the amount of NT$1,468 million (US$50 million) has been extended on December 31, 2010. The key extension repayment terms include agreement by ChipMOS Taiwan to repay 20% of the outstanding short-term loans on December 31, 2010 and to repay the balance in eight installments by setting aside monthly installments of NT$50 million (US$2 million) with Bank of Taiwan, the largest bank creditor, commencing January 2011 to December 2012.

In addition, a substantial portion of our short-term and long-term borrowings may be subject to repayment upon a material deterioration of our financial condition, results of operations or our ability to perform under the loan agreements.

Set forth below are the maturities of our long-term bank loans outstanding as of December 31, 2010:

	As of December 31, 2010
	NT$	US$
	(in millions)
During 2011	$4,926	$169
During 2012	3,358	115
During 2013	1,874	65
During 2014	235	8
During 2015 and onwards	173	6

	$10,566	$363

As of December 31, 2010, certain of our land and buildings and machinery with an aggregate net book value of NT$5,754 million (US$197 million) and NT$5,859 million (US$201 million), respectively, were pledged as collateral in connection with our long-term borrowings. Approximately 67% of our net property, plant and equipment in terms of book value was pledged as collateral for our long-term loans.

Our unused credit lines for short-term loans, as of December 31, 2010, totaled NT$908 million (US$31 million), which have expired or will expire from January 2011 to December 2011. As of December 31, 2010, we had available undrawn long-term credit facilities totaling NT$500 million (US$17 million).

As of December 31, 2010, we had credit loans for imports of machinery in the total amount of NT$216 million (US$7 million), which are due between February 2011 and June 2011. We also had a short-term credit loan for importing raw materials and equipment in the total amount of NT$107 million (US$4 million), which was due between January 2011 and February 2011, and secured loans for import in the total amount of NT$95 million (US$3 million), which was due by February 2011, and short-term working capital loan in the total amount of NT$800 million (US$27 million) and secured short-term working capital loan in the total amount of NT$277 million (US$ 10 million), which is due between January 2011 and December 2011.

We believe our current cash and cash equivalents, cash flow from operations and available credit facilities will be sufficient to meet our capital spending and other capital needs through the end of 2011. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations”. There can be no assurance regarding these matters, however, considering prevailing global economic conditions which continue to have a negative impact on our ability to accurately forecast our revenues, results of operations and cash position.

Capital Lease Obligations

ChipMOS Taiwan negotiated with its lessors and converted the leases of certain equipment into capital leases in November 2009. As of December 31, 2010, ChipMOS Taiwan had capital lease obligations of NT$1,454 million (US$50 million) to be repaid between 2011 and 2013, with an interest rate between 4.0888% to 4.0973%. The leased equipment and the corresponding capital leases payable are recorded at the lower of the fair value of the leased equipment and the present value of the minimum lease payments of such assets. Under the capital leases, ChipMOS Taiwan is required to maintain certain financial ratios, beginning in 2010. As of December 31, 2010, ChipMOS Taiwan was in compliance with these financial ratio requirements.

Convertible Notes

As of March 31, 2011, we had approximately US$5 million of convertible notes outstanding. As at the date of this Annual Report on Form 20-F, all convertible notes have been fully converted or redeemed and no convertible notes remain outstanding.

On November 3, 2004, ChipMOS Bermuda issued US$85 million of 1.75 % Convertible Senior Notes due 2009 (the “2004 Notes”), with a conversion price of US$7.85 per share (which was later adjusted to a conversion price of US$6.28 per share). In December 2004, we repurchased and cancelled approximately US$1 million of the 2004 Notes. In October 2006, we made an induced conversion offer to the noteholders of the 2004 Notes in which noteholders converted approximately US$7 million in aggregate principal amount of the 2004 Notes into a combination of common shares and cash. In November 2006, we repurchased approximately US$6 million in aggregate principal amount of the 2004 Notes pursuant to the noteholders’ put option under the indenture. In 2007, ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary, purchased approximately US$9 million of the 2004 Notes. During 2008, we repurchased approximately US$15 million of the 2004 Notes. In October 2009, we completed the closing of two privately negotiated transactions with two investors holding, in aggregate, US$54 million of the 2004 Notes. In the first transaction, the Company and an institutional investor completed the exchange of US$45 million in outstanding 2004 Notes for US$15 million in cash and US$16 million of the 10% Notes (as defined below) issued pursuant to an indenture with The Bank of New York Mellon as indenture trustee. In the second transaction, the Company and ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary, completed an exchange of US$9 million in outstanding 2004 Notes for US$3 million of the 10% Notes issued by us and US$6 million of the 8% Notes (as defined below). The remaining 2004 Notes, approximately US$2 million, were repaid in full at maturity in 2009.

In September 2006, we issued US$100 million 3.375% Convertible Senior Notes due 2011 with a conversion price of US$6.85 (US$27.4) per share, issued pursuant to an indenture with The Bank of New York Mellon as the indenture trustee (the “2006 Notes”). In 2007, we repurchased approximately US$1 million in aggregate principal amount of the 2006 Notes. In 2008, we repurchased approximately US$97 million in aggregate principal amount of the 2006 Notes, primarily pursuant to the put option offered under the indenture. On March 31, 2011, the Company has elected to redeem approximately US$2 million in aggregate principal amount of the 2006 Notes, then outstanding. The effective date of the redemption is May 3, 2011.

In 2009, we issued the following convertible notes (collectively, the “2009 Notes”):

•

US$16 million of 10% Convertible Senior Notes due 2014 with conversion price of US$1.5 (US$6.0) per share, issued in October 2009 pursuant to an indenture with The Bank of New York Mellon as indenture trustee (the “10% Notes”);

•

US$3 million of 10% Senior Convertible Bonds due 2014 with a conversion price of US$1.5 (US$6.0) per share, pursuant to notes issued in October 2009 by us directly to ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary, in exchange of outstanding 2004 Notes (also, the “10% Notes”); and

•

US$21 million of 8% Senior Convertible Bonds due 2014 with conversion price of US$1.25 (US$5.0) per share, pursuant to notes issued by us directly to the noteholders thereof (the “8% Notes”), of which, US$16 million were issued to ThaiLin in October 2009. Approximately US$6 million of which principal amount was issued in exchange for outstanding 2004 Notes and US$10 million of which principal amount was purchased by ThaiLin at face value.

In December 2009, we entered into purchase agreements with seven other investors (the “Purchasers”) for the purchase of 8% Notes at face value in the principal aggregate amount of US$10 million. The Purchasers included the Chairman and Chief Executive Officer of the Company, Mr. Shih-Jye Cheng, who purchased the 8% Notes in the principal amount of US$1 million on the same terms and conditions as the other Purchasers. The closing occurred on December 29, 2009 for all Purchasers other than PacMOS and the Chairman of PacMOS, Mr. Chi Hung Yip. The closing for PacMOS and Mr. Chi Hung Yip (in the aggregate amount of US$5 million) occurred in March 2010.

As of the date of this Annual Report on Form 20-F, all 2009 Notes have been fully converted into our common shares, in various conversion transactions that occurred during the first quarter of 2010 through to second quarter of 2011. The conversion prices of our convertible notes disclosed in the foregoing paragraph contain corresponding adjusted figures in brackets denoting the effect of the Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

In March 2010, we issued US$5 million of 8% Senior Convertible Bonds due 2015, upon the same commercial terms as the 8% Notes (the “2010 Notes”), all of which have been fully converted into our common shares, in conversion transactions that occurred in May 2010 and April 2011.

The amount converted to our common shares upon conversion of the 2009 Notes and the 2010 Notes included an amount equal to the sum of any make-whole amount and any accrued and unpaid interest, calculated in accordance with the terms and conditions of the 2009 Notes and the 2010 Notes. The make-whole amount was the amount of interest that would have accrued from the applicable conversion date until the stated maturity, discounted to the present value using the published yield on U.S. treasury notes having a comparable remaining tenor on the determination date plus 50 basis points; provided that the additional 50 basis points was not added if the applicable treasury note rate is greater than two percent (2%) of any unpaid interest accrued as of the conversion date. Under the 2009 Notes’ and 2010 Notes’ “PIK” or payment in kind provisions, unpaid interest was payable on a quarterly basis and the Company had the option, subject to the satisfaction of certain conditions, of paying interest in cash or common shares or a combination thereof. When interest was paid in our common shares, the number of common shares was equal to the amount of interest payable in common shares divided by the volume weighted average price of our common shares over a period of 10 consecutive trading days ending on the sixth day prior to the applicable payment date.

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

Trend Information

See the discussion under “Item 4. Information on the Company—Industry Background” and “Item 4. Information on the Company—Competition”.

Off-Balance Sheet Arrangements

As of December 31, 2010, we had no off-balance sheet arrangements.

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in certain material respects from US GAAP. The following table sets forth a comparison of our net income, total assets and shareholders’ equity in accordance with ROC GAAP and US GAAP for the periods indicated:

	Year ended as of December 31,
	2008	2009	2010	2010
	NT$	NT$	NT$	US$
	(in millions)
Net income (loss) attributable to ChipMOS in accordance with:
ROC GAAP	$(7,270.3)	$(4,418.7)	$1,644.7	$56.4
US GAAP	(7,177.7)	(4,550.3)	1,616.9	55.5
Total assets in accordance with:
ROC GAAP	35,441.6	30,356.2	31,315.0	1,074.6
US GAAP	35,157.0	30,116.4	31,035.1	1,065.0
Total equity (including noncontrolling interests) in accordance with:
ROC GAAP	14,542.8	9,952.2	14,043.4	481.9
US GAAP	$14,154.2	$9,433.6	$13,372.6	$458.9

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

Under FASB ASC 718, share-based compensation transactions are generally required to be accounted for using a fair-value-based method and recognized as expenses in the consolidated statements of operations. The standards became effective for the first interim period beginning after December 15, 2005. For more information, see “— Critical Accounting Policies—Share-Based Compensation” and Notes 25k and 26h to our consolidated financial statements contained in this Annual Report on Form 20-F.

Under FASB ASC 815, we are required to bifurcate and separately account for the conversion feature of our convertible notes as embedded derivatives contained in the convertible notes. Under US GAAP, we are required to carry these embedded derivatives on our balance sheet at fair value and changes in fair values of these embedded derivatives are reflected in the consolidated statement of operations. The change in fair value for embedded derivative liabilities for the conversion feature for the year ended December 31, 2010, under US GAAP was NT$261 million (US$9 million) and the resulting net income for the year ended December 31, 2010, under US GAAP was approximately NT$1,617 million (US$56 million). For more information, see Notes 25j and 26i to our consolidated financial statements contained in this Annual Report on Form 20-F.

Recent Accounting Pronouncements

See Note 26a to our consolidated financial statements contained in this Annual Report on Form 20-F for a description of the authoritative accounting principals recognized by the Financial Accounting Standards Board (“FASB”), FASB’s issuance of FASB Accounting Standard codification guidance and the extent to which these will impact our consolidated financial statements.

Non-GAAP Financial Information Derived from US GAAP Measures

To supplement our consolidated income statement for the year ended December 31, 2010, on a ROC GAAP basis, our management uses a non-GAAP measure of net income, which is net income pursuant to US GAAP adjusted to exclude two non-cash items referred to as special items. The two non-cash items excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These items are considered by the management to be outside of our core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the price of our company’s common shares, interest rate and volatility, all of which are difficult to predict and outside of the control of our management.

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

The following table sets forth, for the year ended December 31, 2010, reconciliation of US GAAP net income to non-GAAP net income:

	Year ended December 31, 2010
	NT$	US$
	(in millions, except for per share data)
US GAAP Net Income Attributable to ChipMOS (Basic)(1)	$1,616.9	$55.5
US GAAP Net Income Attributable to ChipMOS (Diluted)	1,778.7	61.0
Special Items (in Non-Operating Income (Expenses), Net)
Changes in the fair value of the embedded derivative liabilities(2)	260.7	8.9
Amortization of discount on convertible notes(3)	11.4	0.4

Total Special Items	272.1	9.3

Non-GAAP Adjusted Net Income Attributable to ChipMOS (Basic)	$1,889.0	$64.8

Non-GAAP Adjusted Net Income Attributable to ChipMOS (Diluted)	$1,859.4	$63.8

US GAAP Net Income Per Share (Basic)	$67.45	$2.31

Adjustment for special items	11.35	0.39

Non-GAAP Net Income Per Share (Basic)	$78.80	$2.70

US GAAP Net Income Per Share (Diluted)	$66.35	$2.28

Adjustment for special items	3.01	0.10

Non-GAAP Net Income Per Share (Diluted)	$69.36	$2.38

Notes:

(1)	Reflects the US GAAP adjustments as described in Note 25 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F.
(2)	The management of our company believes excluding non-cash special item for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income is useful for itself and investors as such gain does not have any impact on cash available to our company.
(3)	The management of our company believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income is useful for itself and investors as such expense does not have any impact on cash available to our company.

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

ChipMOS Taiwan is also entitled to other tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 30% for certain research and development and employee training expenses (and, if the amount of expenditure exceeds the average amount of expenditure for the preceding two years, 50% of the excess amount may be credited against tax payable) and from 5% to 7% for certain investments in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of that year’s income tax liability. In 2008, 2009 and 2010, tax credits resulted in tax savings for ChipMOS Taiwan of approximately NT$161 million, nil and nil, respectively.

ThaiLin was granted a ROC income tax exemption for a period of five years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increase in 2002, which expired on December 31, 2009. This has resulted in tax savings for ThaiLin of approximately NT$153 million in 2008, nil in 2009 and 2010.

ThaiLin is also entitled to other tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 5% to 7% for certain investment in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of such year’s income tax liability. In 2008, 2009 and 2010, tax credits resulted in tax savings for ThaiLin of approximately NT$5 million, nil and NT$9 million (US$309 thousand), respectively.

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

The ROC government enacted the ROC Alternative Minimum Tax Act (“AMT Act”) that became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 10%. However, the AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT. The effects of the AMT on the tax expenses of ChipMOS Taiwan and ThaiLin in 2010 were not significant.

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

Tabular Disclosure of Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2010, or the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Long-term debt(1) (2)	$13,350.2	$6,067.0	$6,105.9	$1,177.3	$—
Short-term loans(1)	1,504.5	1,504.5	—	—	—
Operating leases	231.0	27.1	52.2	52.1	99.6
Capital commitments	877.7	877.7	—	—	—

Total contractual cash obligations	$15,963.4	$8,476.3	$6,158.1	$1,229.4	$99.6

Notes:

(1)	Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2010, level throughout all relevant periods.
(2)	Includes capital lease obligations.

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

The following table sets out the names of our directors and executive officers, their positions with our company and their ages as of March 31, 2011. The business address for our directors and executive officers is No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Age	Position	Term Expires
Shih-Jye Cheng	53	Chairman and Director/Chief Executive Officer	2011
Antonio R. Alvarez	55	Independent Director	2011
Chin-Shyh Ou	54	Deputy Chairman and Independent Director	2011
Hsing-Ti Tuan	67	Director	2012
Yeong-Her Wang	55	Independent Director	2012
Shou-Kang Chen	50	Chief Financial Officer and Director	2012
John Yee Woon Seto	67	Independent Director	2013
Chao-Jung Tsai	57	Director	2013
Rong Hsu	61	Independent Director	2013
Carl Lei	47	Acting President of ChipMOS Shanghai	—
Lafair Cho	49	President of ThaiLin	—
Li-Chun Li	54	Chief Operating Officer	—
Steve Cheng	49	President of ChipMOS USA	—
Joyce Chang	50	Vice President, LCDD Production Group	—
Michael Lee	46	Vice President, Wafer Sort Business Group	—
Ivan Hsu	45	Vice President, Memory Production Group	—
Jesse Huang	45	Vice President, Assembly Production Group	—
David W. Wang	63	Vice President, Research & Strategy Development Center	—
I-Fan Chiang	53	Vice President, I.T.M. Center	—

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

Antonio R. Alvarez has served as one of our directors from July 2005. Mr. Alvarez is currently the chief operating officer of Advance Analogic Technology. He was president and chief executive officer of Leadis Technology Inc. from November 2005 to January 2009 and is currently a director. He was senior vice president and general manager of the memory products division of Cypress Semiconductor Corporation from 1998 to July 2005, and senior vice president of research and development from 1991 to 2001. He holds master’s and bachelor’s degrees in electrical engineering from Georgia Institute of Technology, where he is a member of the advisory board of the Electrical Engineering Department. He is a member of the Institute for Electrical and Electronic Engineers.

Chin-Shyh Ou has served as one of our directors since August 2008. He has been the deputy chairman since August 2010. He has served as a director of ChipMOS Taiwan since June 2007. Mr. Ou joined the National Chengchi University as an associate professor in 1993 and then became professor in 1997. In 1998, he joined National Chung Cheng University as a professor and the chairman of the Department of Accounting. He led a project to establish the executive MBA program and Graduate Institute of Accounting and Information Technology of National Chung Cheng University in 1999. Mr. Ou holds a master’s degree in Public Policy and Management from Carnegie Mellon University, and a Ph.D. degree in Business Administration (Accounting) from the University of Minnesota. Mr. Ou holds several professional licenses and qualifications, including U.S. Certified Public Accountant and Certified Internal Auditor.

Hsing-Ti Tuan has served as one of our directors since August 2000. Mr. Tuan was the executive vice president of ProMOS Technologies Inc. in charge of R&D from 2005 to 2010. Mr. Tuan has served as a director of ProMOS since 1997. Mr. Tuan was the president of Mosel Vitelic Corp., USA from 1994 to 2009. Mr. Tuan was the acting president of Mosel from November 2004 to December 2005 and previously served as the executive vice president of their research and development division. He was also the vice president of Mosel from 1992 to 1996. Mr. Tuan also serves as a director of Mosel and SyncMOS Technology International. Mr. Tuan holds a master’s degree in electrical engineering from Utah State University and a bachelor’s degree in electrical engineering from National Cheng Kung University in Taiwan.

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

John Yee Woon Seto has served as one of our directors since August 2010. He was a member of ChipMOS’s Board of Directors from August 2000 to May 2004. Dr. Seto was a founder and senior vice president of operation and strategic planning of Vitelic Corporation U.S.A. He served as the executive vice president of the business group of Mosel Vitelic Inc. from 1995 to 2005. He was a director of Mosel Vitelic Inc. from 1999 to 2008. He served on the board of directors in a number of companies, such as ProMOS Technologies Inc. and Advanced Analogic Technologies Inc. He has been the president and CEO of International Capture Tech Co LTD since 2006. He holds a Ph.D. in electrical engineering from University of California at Berkeley.

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

Carl Lei has served as the acting president and vice president of assembly and testing operations of ChipMOS Shanghai since July 2010. Mr. Lei was the deputy director of Backend Operation of ProMOS from 2004 to 2010 and product manager of Mosel from 1998 to 2003. Mr. Lei received his bachelor’s degree from Feng Chia University in Taiwan.

Lafair Cho has served as ThaiLin’s president since December 1, 2003 and a director since December 30, 2002. He was vice president of ThaiLin from February 1, 2003 to November 30, 2003. He has also served as vice president of the memory production group of ChipMOS Taiwan from July 2003 to August 2004 and as a director of ChipMOS Taiwan from October 2003 to June 2007. He served as a deputy assistant vice president of the IC testing division of ChipMOS Taiwan from April 2000 to December 2001 and as an assistant vice president of the IC testing division of ChipMOS Taiwan from January 2002 to January 2003. He served as manager of production material control of Mosel from 1993 to 1997. He holds a master’s degree in industrial management from National Cheng Kung University in Taiwan.

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

Michael Lee has served as ChipMOS Taiwan’s vice president of wafer sort business group since June 2004. He was assistant vice president of ChipMOS Taiwan from 2003 to 2004 and assistant vice president of King Yuan ELECTRONIC CO., LTD. from 2000 to 2003. Mr. Lee received a master’s degree from National Chiao Tung University in Taiwan.

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

David W. Wang joined ChipMOS Taiwan as vice president of Research and Strategy Development Center in 2007. Prior to joining ChipMOS, he was the vice president of Fibera, Inc. from 2001 to 2007. Mr. Wang served as Senior Director at Lam Research where his responsibilities included new product introduction, system integration, field escalation and management of regional teams from 1996 to 2001. Mr. Wang also worked for IBM’s Microelectronics Division where he as Senior Engineer/ Manager led advanced packaging materials, process development and marketing organizations. Mr. Wang is a member of SEMI Taiwan Packaging and Test Committee and holds 45 US patents. Mr. Wang holds a Ph.D in M.S. from the University of Michigan and Bachelor of Science degree from Fu Jen University.

I-Fan Chiang has served as ChipMOS Taiwan’s vice president of ITM Center since July 2010. Mr. Chiang was a vice president of Websurf Technologies Taiwan from 2003 to June 2010. Mr. Chiang also served as a vice president of Hitrust Inc. from 2000 to 2003. Mr. Chiang holds a bachelor’s degree in Electronic Engineering from Tamkang University in Taiwan.

Board Practice and Terms of Directorship

Our board of directors consists of three classes of directors. The first class of directors, consisting of Shih-Jye Cheng, Antonio R. Alvarez and Chin-Shyh Ou, is up for re-election at the annual general meeting in 2011 and then every third annual general meeting thereafter. The second class, consisting of Hsing-Ti Tuan, Yeong-Her Wang and Shou-Kang Chen, is up for re-election at the annual general meeting in 2012 and then every third annual general meeting thereafter. The third class, consisting of John Yee Woon Seto, Chao-Jung Tsai and Rong Hsu, is up for re-election at the annual general meeting in 2013 and then every third annual general meeting thereafter.

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

Share Ownership

The following table sets forth certain information as of March 31, 2011 with respect to our common shares owned by our directors and executive officers.

Name	Number of Common Shares Held	Percentage of Shares Issued and Outstanding	Number of Options Held (1)	Exercise Price of Options (US$)	Expiration Date of Options
Shih-Jye Cheng	310,178	1.0%	87,187	2.55-21.488	2012/8/31-2015/11/16
Antonio R. Alvarez	—	—	*	*	*
Chin-Shyh Ou	—	—	*	*	*
Hsing-Ti Tuan	*	*	*	*	*
Yeong-Her Wang	—	—	*	*	*
Shou-Kang Chen	*	*	*	*	*
John Yee Woon Seto	*	*	*	*	*
Chao-Jung Tsai	—	—	*	*	*
Rong Hsu	—	—	*	*	*
Carl Lei	*	*	*	*	*
Lafair Cho	*	*	*	*	*
Steve Cheng	*	*	*	*	*
Li-Chun Li	—	—	*	*	*
Joyce Chang	*	*	*	*	*
Michael Lee	*	*	*	*	*
Ivan Hsu	*	*	*	*	*
Jesse Huang	*	*	*	*	*
David W. Wang	—	—	*	*	*
I-Fan Chiang	—	—	*	*	*

Notes:

*	Upon exercise of options currently exercisable or vested within 60 days after March 31, 2011, would beneficially own less than 1% of our ordinary shares.
(1)	Each option covers one of our common shares.
(2)	As of March 31, 2011, Chairman Cheng beneficially owned US$1 million in aggregate principal amount of our 8% Notes with a conversion price of US$5 per share. If Chairman Cheng is to convert, on an as converted basis, he would own 1.6% of our outstanding common shares as of March 31, 2011. Chairman Cheng’s 8% Notes had been converted into 232,698 of our common shares due to the Company’s election of automatic conversion, as announced on our Form 6-K filed with the Commission on April 19, 2011.

Compensation Committee

The aggregate compensation paid in 2010 to our directors and our executive officers, including cash and accrued pension payable upon retirement, was approximately NT$76 million (US$3 million). In 2010, we granted options to purchase 149,000 of our common shares to our directors and executive officers as set forth in the table below. These options will vest over a period of four to five years, with an equal proportion vesting on each of January 19, May 26 and August 31, 2010, 2011, 2012, 2013 and 2014, except for certain options granted on August 31, 2010 that vested on the date of grant.

Number of common shares issuable upon exercise of options	Expiration date	Exercise price (US$)	Considerations paid for options granted
12,500	January 19, 2016	2.7880	None
37,500	May 26, 2016	5.4740	None
68,750	August 31, 2016	3.0600	None
18,750	August 31, 2020	3.0600	None
11,500	August 31, 2020	3.0600	None

We do not provide our directors with any benefits upon termination of employment.

Our compensation committee currently consists of Mr. Antonio R. Alvarez, Dr. John Yee Woon Seto and Dr. Rong Hsu. This committee reviews and recommends to our board of directors the compensation of all our directors and officers on at least an annual basis.

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

The audit committee currently consists of Dr. John Yee Woon Seto, Dr. Chin-Shyh Ou and Dr. Yeong-Her Wang, all of whom are independent directors according to NASDAQ Marketplace Rules requirements. Dr. Chin-Shyh Ou serves as a financial expert to the Audit Committee.

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

On June 23, 2005, the special investigation committee presented its final report to our board of directors. The special investigation committee concluded that the review conducted by Ernst & Young and Baker & McKenzie did not reveal previously unknown information regarding losses suffered by ChipMOS Bermuda, other than a potential liability relating to a credit facility entered into with Trident (Asia) Investments Limited, or Trident, and HSH Nordbank AG, Hong Kong Branch, or Nordbank. The special investigation committee noted that total losses from transactions reviewed by it in the amount of NT$454 million, relating to impairment losses and realized losses of certain investments, were reflected in our 2002, 2003 and 2004 financial statements, and a potential decline in the value of our investment in respect of Ultima Technology Corp. (BVI). In 2005, we recognized an impairment loss of NT$188 million (US$6 million) as a result of the decline in the value of our investment to Ultima Technology Corp. (BVI). See Note 8 to our audited consolidated financial statements contained in this Annual Report on Form 20-F and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”. The special investigation committee did not make any factual findings as to the business purpose of the transactions reviewed or as to persons at our company responsible for such transactions. On August 26, 2005, our board dissolved the special investigation committee.

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

Special Committee

In connection with the indictment of Mr. Shih-Jye Cheng by the Taipei District Prosecutor’s Office, our board of directors formed a special committee to evaluate the circumstances surrounding the indictment. As of March 31, 2011, the special committee was solely comprised of Mr. Yeong-Her Wang, our Company’s independent director. The special committee has engaged K&L Gates LLP (formerly Kirkpatrick & Lockhart Preston Gates Ellis LLP) as its independent international legal counsel and Baker & McKenzie as its independent ROC legal counsel, and Ernst & Young (formerly know as Diwan, Ernst & Young) as its accounting advisor to assist in its evaluation and provide recommendations.

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

During its engagement by the special committee, Ernst & Young identified certain internal control weaknesses that existed during the relevant period of the special committee’s investigation within ChipMOS Taiwan, ThaiLin and ChipMOS Logic (which was merged into ThaiLin on December 1, 2005). These weaknesses were in areas related to segregation of duties and of corporate governance on investment authorizations, insufficiency of training for financial personnel in respect of derivative transactions, and non-compliance with the applicable ROC regulations. These identified internal control weaknesses have either been addressed previously or have been remedied by our company and our subsidiaries.

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

Employees

The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the functions indicated:

	As of December 31,			As of March 31,
Function	2008	2009	2010	2011
General operations	2,716	3,001	3,224	3,341
Quality control	379	380	381	397
Engineering	1,350	1,299	1,360	1,358
Research and development	276	263	269	264
Sales, administration and finance	201	186	213	212
Others	364	370	361	360

Total	5,286	5,499	5,808	5,932

The following table sets forth, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

Location	As of December 31,			As of March 31,
	2008	2009	2010	2011
ChipMOS H.K. Taiwan Branch (Hsinchu)	11	—	—	—
ThaiLin (Hsinchu Industrial Park)	632	695	668	653
ChipMOS Taiwan Hsinchu Production Group	1,715	1,703	1,658	1,659
ChipMOS Taiwan Southern Taiwan Production Group	2,330	2,479	2,886	3,028
Shanghai	591	617	591	587
Japan and the United States	7	5	5	5

Total	5,286	5,499	5,808	5,932

Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees and believe that our relationship with our employees is good.

Share Option Plan and Share Appreciation Rights Plan

We adopted a broad-based share option plan in 2001, which was amended at a special general meeting on March 19, 2004 to increase the number of shares available for issuance under the share option plan from 5,800,000 (1,450,000) to 9,000,000 (2,250,000). In August 2006, we adopted a second broad-based share option plan, which has 7,000,000 (1,750,000) shares available for issuance. Each share option plan provides that our directors, officers, employees and those of our affiliates may, at the discretion of our board of directors or a committee, be granted options to purchase our shares at an exercise price of no less than the par value of our common shares. The board or the committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the exercise price of all options granted, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding, up to a maximum term of ten years.

In 2008, we granted 3,981,487 (995,371) share options, with an exercise price, at the time of grant, ranging from US$0.1870 to US$2.9750 (US$0.748 to US$11.9) per share. In 2008, 763,229 (190,807) share options were forfeited, 1,180,738 (295,184) share options were expired and 127,850 (31,962) share options were exercised. In 2009, we granted 1,977,577 (494,394) share options, with an exercise price, at the time of grant, ranging from US$0.2132 to US$0.6375 (US$0.8528 to US$2.55) per share. In 2009, 697,181 (174,295) share options were forfeited, 385,001 (96,250) share options were expired and nil share options were exercised. In 2010, we granted 642,640 (160,660) share options, with an exercise price, at the time of grant, ranging from US$0.6120 to US$1.3685 (US$2.448 to US$5.474) per share. In 2010, 848,198 (212,049) share options were forfeited, 1,415,200 (353,800) share options were expired and 76,985 (19,246) share options were exercised. As of December 31, 2010, we had 8,456,215 (2,114,054) share options outstanding, with an exercise price ranging from US$0.1870 to US$6.4770 (US$0.748 to US$25.908).

In September 2006 and August 2008, we adopted a share appreciation rights (“SARs”) plan pursuant to which we may issue up to 2,000,000 (500,000) and 3,000,000 (750,000) cash-settled SARs to our directors, officers, employees and those of our affiliates. Under the share appreciation rights plan, each holder of SARs, issued thereunder will be entitled to receive, on the applicable exercise date, cash in an amount equal to the excess of the market value of our common shares on such date over the exercise price of such rights. Our board of directors or a relevant committee thereof has complete discretion over the administration of the share appreciation rights plan, including determining the recipients of the share appreciation right awards, the number of rights awarded, the exercise date, the exercise price and other relevant terms. Unless earlier terminated by our board of directors or the relevant board committee, the plan will remain effective until September 2016 and August 2018. In 2008, 623,285 (155,821) SARs were granted, with an exercise price, at the time of grant, ranging from US$0.1870 to US$2.9750 (US$0.748 to US$11.9). In 2008, 367,890 (91,972) SARs were forfeited. In 2009, 1,173,060 (293,265) SARs were granted, with an exercise price, at the time of grant, ranging from US$0.2210 to US$0.6375 (US$0.884 to US$2.55). In 2009, 204,662 (51,165) SARs were forfeited and no SARs were exercised. In 2010, 74,500 (18,625) SARs were granted, with an exercise price, at the time of grant, ranging from US$0.612 to US$0.765 (US$2.448 to US$3.06). In 2010, 357,200 (89,300) SARs were forfeited and 61,200 (15,300) SARS were exercised. As of December 31, 2010, we had 2,510,028 (627,507) SARs outstanding, with an exercise price, at the time of grant, ranging from US$0.1870 to US$6.4770 (US$0.748 to US$25.908).

The share numbers and exercise price of our share option plan and share appreciation rights plan disclosed in the foregoing paragraph, contain corresponding adjusted figures in brackets denoting the effect of Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table and information set out certain information as of March 31, 2011 regarding the ownership of our common shares by (1) each person known to us to be the owner of more than five percent of our common shares and (2) the total amount owned by our directors and executive officers as a group.

Identity of person or group	Number of shares owned	Percentage Owned
ThaiLin Semiconductor Corp.(1)	6,474,211	19.9
Siliconware Precision Industries Co., Ltd(2)	3,043,749	9.3
Mosel Vitelic Inc.(3) (4)	2,798,659	8.6
DLS Capital Management, LLC(5)	1,925,975	5.9
Directors and executive officers, as a group(6)	377,840	1.2

Notes:

(1)	From December 2008 to August 2009, ThaiLin acquired 2,025,455 (506,364) shares pursuant to the Rule 10b5-1/10b-18 securities purchase program, under which purchases commenced on December 28, 2008; 4,060,633 (1,015,158) shares in March 2009 pursuant to its enforcement of the collateral provided by ProMOS under the Stock Pledge Agreement entered into between ThaiLin and ProMOS dated December 3, 2008; 1,605,410 (401,352) shares and 262,829 (65,707) shares in 2010 and January 2011, respectively, pursuant to the interest shares payment under 2009 Notes held by ThaiLin and 4,485,630 shares in March 2011 pursuant to the conversion of 2009 Notes held by ThaiLin.
(2)	Siliconware Precision completed a share purchase and subscription transaction with ChipMOS Taiwan and us on March 27, 2007, pursuant to which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed for 12,174,998 (3,043,749) of our common shares through a private placement. See “Item 4. Information on the Company—Our Structure and History—ChipMOS TECHNOLOGIES INC”.
(3)	Mosel owned 10,850,052 (2,712,513) shares indirectly through Giant Haven, and 344,592 (86,146) shares indirectly through Mou-Fu Investment Ltd. In June 2006, Mosel sold 6,956,522 (1,739,130) shares through its wholly-owned subsidiary, Giant Haven pursuant to our shelf registration statement. In July 2007, Mosel sold 8,121,266 (2,030,316) shares through Giant Haven to ProMOS and Powertech Technology, and we then granted Giant Haven, ProMOS and Powertech Technology certain rights to require us to register these shares for sale under the Securities Act. Mosel is a public company listed on the Taiwan Stock Exchange.
(4)	Excludes shares owned by PacMOS Technologies Holdings Limited, or PacMOS, that may be beneficially owned by Mosel. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Convertible Notes” for more information on PacMOS’ holding of our convertible notes.
(5)	According to the Schedule 13G filed by DLS Capital Management, LLC with the SEC on January 31, 2011.
(6)	Excludes Mosel’s beneficial ownership of our common shares which may be considered to be beneficially held by some of our directors or officers. Includes shares held by certain family members of certain directors.

The share numbers disclosed in the foregoing notes, contain corresponding adjusted figures in brackets denoting the effect of Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

As of March 31, 2011, approximately 56% of our common shares were held of record by shareholders located in the United States. All holders of our common shares have the same voting rights with respect to their shares.

Related Party Transactions

Siliconware Precision Industries Co., Ltd.

As of March 31, 2011, Siliconware Precision owned 9.3% of our outstanding common shares and 15.8% of ChipMOS Taiwan’s outstanding shares. On March 27, 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed to 12,174,998 (3,043,749 shares as taking into effect of 1-for-every-4 reverse stock split effective on January 21, 2011) of our newly issued common shares through a private placement. ChipMOS Taiwan became our wholly-owned subsidiary on September 14, 2007. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The share purchase transaction was completed in January 2011. As of March 31, 2011, we owned 84.2% of ChipMOS Taiwan’s outstanding shares. Siliconware Precision is an independent provider of semiconductor testing and packaging services. Siliconware Precision currently has, and is expected to continue to have from time to time in the future, contractual and other business relationships with us. From time to time, Siliconware Precision provides assembly services to us. Often, Siliconware Precision renders these assembly services directly to our customers through customer referrals from us. On January 1, 2001, ChipMOS Taiwan entered into a subcontracting agreement for a term of two years with Siliconware Precision, pursuant to which Siliconware Precision is obligated to provide assembly services to us. This agreement was extended for another two years from January 2004 to December 2005. Sales to Siliconware Precision in 2009 was NT$195 thousand, in 2008 and 2010, we did not outsource to Siliconware Precision.

Mosel Vitelic Inc.

As of March 31, 2011, Mosel indirectly owned 8.6% of our outstanding common shares. Mosel designs and manufactures semiconductor products, including DRAM, SRAM, flash memory, LCD and other flat-panel display driver semiconductors and power-related semiconductors. Mosel and its affiliates currently have, and are expected to continue to have from time to time in the future, contractual and other business relationships with us. Our relationships include the following:

•	Rental revenue from Mosel was NT$2 million in 2006.

•	In 2008, 2009 and 2010, we paid NT$148 thousand, NT$148 thousand and NT$148 thousand (US$5 thousand) in website fees to Mosel for provision of certain website services.

Registration Rights Agreements with Siliconware Precision, Giant Haven, ProMOS and Powertech Technology Inc.

In March 2007, we issued 12,174,998 (3,043,749) common shares pursuant to a share purchase and subscription agreement with ChipMOS Taiwan and Siliconware Precision, and we entered into a registration rights agreement, dated March 27, 2007, with Siliconware Precision, pursuant to which Siliconware Precision agreed not to sell or otherwise transfer any of our common shares it acquired in the share purchase and acquisition for a period of nine months after March 27, 2007, and we granted to Siliconware Precision certain rights, including demand registration, “piggyback” registration and Form F-3 registration rights, to require us to register its common shares for sale under the Securities Act. In addition, we entered into a registration rights agreement, dated August 8, 2007, with Giant Haven, ProMOS and Powertech Technology Inc., pursuant to which we granted to Mosel, ProMOS and Powertech Technology Inc. certain registration rights, including customary demand and “piggyback” registration rights, common shares for the sale of our common shares under the Securities Act. In March 2009, ThaiLin acquired 4,060,633 (1,015,158) common shares from ProMOS pursuant to its enforcement of the collateral under a Stock Pledge Agreement entered into between ThaiLin and ProMOS dated December 3, 2008.

The share numbers disclosed in the foregoing notes, contain corresponding adjusted figures in brackets denoting the effect of Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

DenMOS Technology Inc.

We do not own any equity interest in DenMOS. As of March 31, 2011, Mosel directly owned 44.1% of common shares of DenMOS. Sales to DenMOS were NT$9 million, NT$1 million and nil in 2008, 2009 and 2010, respectively.

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

SyncMOS Technologies Inc.

We do not own any equity interest in SyncMOS Technologies, Inc., or SyncMOS. As of March 31, 2011, Mosel indirectly owned 41.5% of SyncMOS Technologies Inc. In 2008, 2009 and 2010, we provided storage services to SyncMOS and rental revenue from SyncMOS was NT$2,208 thousand, NT$2,208 thousand and NT$2,208 thousand (US$76 thousand), respectively.

ChipMOS TECHNOLOGIES (Shanghai) LTD.

Since 2002, we have managed our PRC operations, ChipMOS Shanghai, through Modern Mind, our controlled subsidiary. Whilst we did not own any equity interest in Modern Mind, we had controlled Modern Mind through our ownership of the MMT Notes. Under the MMT Assignment Agreement, ChipMOS has agreed to sell the MMT Notes to ThaiLin for a purchase price of approximately US$40 million subject to certain closing conditions. Post completion of Assignment Agreement transaction, ThaiLin is expected to immediately convert the MMT Notes into common shares of Modern Mind and purchase all of the remaining common shares of Modern Mind from Jesper, with ChipMOS Shanghai becoming a wholly-owned subsidiary of ThaiLin.

Under a technology transfer agreement dated August 1, 2002, we licensed certain technologies and systems, and agreed to provide certain technical support and consulting services to ChipMOS Shanghai relating to those technologies and systems, and ChipMOS Shanghai paid an aggregate of US$25 million to us in 2002 for the technology and services we provide under this agreement.

On April 22, 2004, ChipMOS Hong Kong and ChipMOS Shanghai entered into an exclusive services agreement, pursuant to which ChipMOS Shanghai will provide its services exclusively to ChipMOS Hong Kong or customers designated by ChipMOS Hong Kong. Under the exclusive services agreement, ChipMOS Hong Kong will purchase and consign to ChipMOS Shanghai all of the equipment required to render those services. The exclusive services agreement has a term of ten years and will automatically be renewed for periods of ten years, unless terminated by either party at least 30 days prior to the expiration of such ten-year term. In addition, ChipMOS Hong Kong may terminate the exclusive services agreement at any time by giving 30 days’ prior notice. The exclusive services agreement was terminated on July 1, 2010.

On July 1, 2010, ChipMOS Bermuda and ChipMOS Shanghai entered into an exclusive services agreement, pursuant to which ChipMOS Shanghai will provide its services exclusively to ChipMOS Bermuda or customers designated by ChipMOS Bermuda. Under the exclusive services agreement, ChipMOS Bermuda agrees to procure some of the equipment and consign such equipment for use by ChipMOS Shanghai. The exclusive services agreement has a term of ten years and will automatically be renewed for periods of ten years, unless terminated by either party at lease 30 days prior to the expiration of such ten-year term. In addition, ChipMOS Bermuda may terminate the exclusive services agreement at any time by giving 30 days’ prior notice.

ThaiLin Semiconductor Corp.

On March 4, 2008, ChipMOS Taiwan made a loan in an amount of NT$145 million that bears interest at a rate of 4.69% per annum to Kolin, a major shareholder of ThaiLin. The loan is secured by a pledge by Kolin of 11 million common shares of ThaiLin. On August 22, 2008, Kolin repaid NT$15 million of the loan. On December 23, 2008, ChipMOS Taiwan notified Kolin to proceed with the transfer of the collateral’s ownership, the payment of unpaid loan and interest accrued in the amount of NT$130 million, and the payment of interest incurred due to loan repayment default under the loan. On January 20, 2009, Kolin informed ChipMOS that it could not fulfill request made by ChipMOS, including the transfer of shares since it is prohibited to do so under an interim restrictive order of disposition. Subsequently, Kolin was granted on March 27, 2009, pursuant to a ruling of Taiwan District Court on (Civil Ruling no.7 and No.9 of 2009), the approval for its reorganization and declaration of creditor’s rights application. Therefore, such shares shall still be deemed as the creditor’s collateral. ChipMOS made the creditor’s rights application on April 21, 2009. On January 31, 2011, a final ruling of Taiwan High Court (Civil Ruling No.186 of 2010) confirmed its approval of the organization plan of Kolin. As of the date of this Annual Report on Form 20-F, the reorganization execution of Kolin by its court appointed administrator is still ongoing.

As of March 31, 2011, ThaiLin held 6,474,211 of our outstanding shares, corresponding to 19.9% of all of our outstanding shares. ThaiLin’s current holding includes 4,060,633 (1,015,158) shares or 3.1% of our outstanding shares acquired pursuant to ThaiLin’s enforcement of the collateral provided by ProMOS under the Stock Pledge Agreement dated December 3, 2008, entered into between ThaiLin and ProMOS, 2,025,455 (506,364) shares or 1.6% of our outstanding shares accumulated from the Rule 10b5-1/10b-18 securities purchase program launched in December 2008, and 1,868,239 (467,059) shares or 1.4% of our outstanding shares acquired pursuant to the interest shares payment and 4,485,630 shares or 13.8% of our outstanding shares acquired pursuant to the conversion of 2009 Notes in March 2011.

The share numbers disclosed in the foregoing notes, contain corresponding adjusted figures in brackets denoting the effect of Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

ProMOS Technologies Inc.

As of March 31, 2011, Mosel directly and indirectly owned 12.0% of ProMOS. Following the transfer of Mosel’s DRAM business to ProMOS in 2003, sales to ProMOS accounted for 18% of our net revenue in 2008, 6% of our net revenue in 2009 and 12% of our net revenue in 2010.

On July 1, 2003, ChipMOS Taiwan entered into a long-term agreement with ProMOS, under which ChipMOS Taiwan reserves a specified amount of capacity for DRAM testing and assembly services to ProMOS and under which ProMOS guarantees to place orders in the amount of the reserved capacity. This agreement was superseded in July 2007 when ChipMOS Taiwan and ProMOS entered into a new long-term agreement with similar terms and conditions, except that under the new agreement, ProMOS will give ChipMOS six month rolling forecast on testing and assembly service orders to be placed to us, and ProMOS guarantees that such orders will represent no less than certain percentage of ProMOS’ total production volume of these products (excluding OEM products). The price for the services of ChipMOS Taiwan under this agreement will be agreed upon quarterly, subject to certain price adjustments. If ChipMOS Taiwan is unable to test and assemble the agreed number of DRAM, ProMOS may use a third party to cover the shortfall and ChipMOS Taiwan may be liable for, among other damages, any operation loss of ProMOS caused by such delay or any additional costs in using a third party to cover the shortfall. If ProMOS fails to place orders in the amount of the reserved capacity, ChipMOS Taiwan is entitled to damages calculated based on the difference between the value of the reserved capacity and the value of the actual used capacity, provided that the value of the capacity by ChipMOS Taiwan that has been used for other customers shall be deducted. In March 2008, ProMOS failed to place orders in the amount of the reserved capacity. In November 2008, we entered into a revised subcontracting contract with ProMOS by requiring ProMOS to provide wafers with a value of 80% of the subcontracting fee as collateral. In May 2009, a further revised subcontracting contract was entered into by and between us and ProMOS under which ProMOS provided us with wafer as pledge and Work-In-Process, or WIP and existing finished goods as lien material. Part of ProMOS’ receivables will be recovered through sales of the pledged wafer and lien material back to ProMOS with a discount to market price, and the remaining outstanding accounts receivables will be secured by equipment mortgage under the same contract arrangement. Effective March 2009, we started to request prepayment from ProMOS. As of December 31, 2009, other receivables from ProMOS amounted to NT$409 million and 100% allowance was made by ChipMOS Taiwan. NT$7 million (US$240 thousand) was received by April 2010. Under the amended subcontracting contract, ProMOS paid ChipMOS Taiwan NT$200 million (US$7 million) in May 2010. The remaining NT$202 million (US$7 million) was paid in nine monthly installments with final installment payment ending on March 15, 2011. As of December 31, 2010, ChipMOS Taiwan received NT$336 million (US$12 million) and the related allowance of NT$409 million (US$14 million) was reversed to other non-operating income. As of the date of this Annual Report on Form 20-F, all payments have been received. In May 2010, the collection term provided to ProMOS was revised to 30 days upon delivery and this was further revised to 45 days upon delivery in October 2010.

As of December 31, 2009, other receivables from ProMOS amounted to NT$55 million and 100% allowance was made by ThaiLin. In June 2010, ThaiLin agreed a settlement with ProMOS in the amount of NT$24 million (US$1 million) and it was collected during the same year. The allowance of NT$24 million (US$1 million) was reversed to other non-operating income. Commencing in June 2010, the collection term was revised to 30 days upon delivery. See Note 19 to our consolidated financial statements contained in this Annual Report on Form 20-F.

Item 8.	Financial Information

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-60.

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

In April 1999, Motorola, Inc. (“Motorola”) and ChipMOS Taiwan entered into an immunity agreement (the “Agreement”) whereby each party covenanted not to sue each other for the use of certain Ball Grid Array (“BGA”) patents. In December 2004, Motorola spun off its semiconductor division, and thereby formed Freescale Semiconductor, Inc. (“Freescale”), who then assumed Motorola’s rights and obligations under the Agreement. On October 16, 2006, Freescale unilaterally terminated the Agreement, alleging that ChipMOS Taiwan breached the Agreement. ChipMOS Taiwan argued that Freescale’s unilateral termination of the Agreement has no legal effect, and continues to accrue royalty payments for products it believes are covered by the Agreement. The payments previously returned by Freescale and accrued by ChipMOS Taiwan have been deposited in a separate escrow account. On July 13, 2009, Freescale alleged that ChipMOS Taiwan breached the Agreement by failing to pay royalties on certain BGA packages assembled by ChipMOS Taiwan. ChipMOS Taiwan filed an answer to deny all allegations, and also filed counterclaims against Freescale alleging that Freescale engaged in patent misuse by seeking to obtain royalties on certain of ChipMOS Taiwan’s BGA products that were not covered by any Freescale patent included under the Agreement, and for declaratory judgment of patent non-infringement and invalidity. On December 11, 2009, Freescale filed a motion to dismiss the declaratory judgment counterclaims filed by ChipMOS Taiwan and to stay all other patent related claims and issues until its breach of contract claims could be decided. On April 1, 2011, a Joint Scheduling Order was issued by the Court. The trial date has been scheduled for Septemebr 19, 2011. The Company’s counsel has not formed any opinion as to the outcome of the case.

Pursuant to the long-term service agreement we have entered into with Spansion in September 2005, Spansion agreed to provide ChipMOS with six month rolling forecast on testing and assembly service orders to be placed to us. In January 2009, Spansion has defaulted on its payment obligations under the long-term service agreement and ChipMOS has subsequently terminated the long-term service agreement with Spansion on February 19, 2009. On March 1, 2009, Spansion has filed for a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. On January 25, 2010, ChipMOS Taiwan entered into a Transfer of Claim Agreement to sell to Citigroup the general unsecured claim reflected in the proof of claim against Spansion filed by ChipMOS Taiwan in U.S. Bankruptcy Court. Based on the Transfer of Claim Agreement, in February 2010, we received payment of approximately US$33 million for the sale of accounts receivable for testing and assembly services provided to Spansion in the amount of approximately US$66 million to US$70 million, and in October 2010, we received payment of approximately US$68 million for the damage claim. See “Item 4. Information on the Company— Customers”.

On December 28, 2009, Fulcrum Credit Partners LLC (“Fulcrum”) filed a complaint in Texas state court against ChipMOS Taiwan, ChipMOS USA and Citigroup alleging breach of contract, promissory estoppel, unjust enrichment and a claim for declaratory judgment, arising from Fulcrum’s alleged oral agreement to purchase ChipMOS Taiwan’s claims against Spansion. ChipMOS Taiwan was not served, though ChipMOS USA was served. ChipMOS Taiwan was of the opinion that Fulcrum did not follow the proper procedures and therefore ChipMOS Taiwan has no obligation to sell the claim to Fulcrum. On January 22, 2010, ChipMOS USA responded by removing the complaint to the U.S. District Court for the Western District of Texas. On January 29, 2010, ChipMOS USA filed a motion to transfer venue to the Delaware Bankruptcy Court. Fulcrum filed its opposition to the transfer motion, and argument was held in the Western District of Texas. On February 17, 2010, Fulcrum filed an amended complaint in federal court alleging breach of contract and unjust enrichment claims against ChipMOS Taiwan and ChipMOS USA. On March 3, 2010, ChipMOS USA moved for dismissal from federal court, asserting, inter alia, a complete defense in that the alleged contract does not exist and, even if it did, ChipMOS USA was not a party, since ChipMOS Taiwan was not served with the amended complaint. Fulcrum filed its response to the motion to dismiss on March 15, 2010. On July 30, 2010, ChipMOS Taiwan and ChipMOS USA have reached an official global settlement agreement with Fulcrum. Both ChipMOS and Fulcrum withdrew all complaints and claims against each other, group entities and any other parties covered in the prior filings in Texas and California of the United States.

Other than the matters described above, we were not involved in any material litigation in 2010 and are not currently involved in any material litigation.

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

Listing

Since March 17, 2010, the NASDAQ Capital Market has been the principal trading market for our common shares, which are not listed or quoted on any other markets in or outside the United States. Our common shares were formerly quoted on the NASDAQ Global Market (formerly the NASDAQ National Market) under the symbol “IMOS” since June 19, 2001, and our common shares were formerly quoted on the NASDAQ Global Select Market since July 1, 2006. The CUSIP number for our common shares is “G2110R114”. Our Shareholders approved a reverse stock split of ChipMOS’s common stock in January 2011 with a ratio of 1-for-every-4 shares effective on January 21, 2011. As a result, the number of outstanding shares of ChipMOS common stock is reduced to 27,725,782 shares, from 110,908,341 shares prior to the reverse stock split becoming effective. As of March 31, 2011, there were 32,580,771 common shares issued and outstanding. The table below sets forth for the periods indicated, historical prices for the high, low and average closing prices on the NASDAQ National Market, the NASDAQ Global Select Market or the NASDAQ Capital Market for our common shares.

	NASDAQ Price per share(1) (US$)
	High	Low	Average
2006	32.40	21.80	25.41
2007	31.56	16.44	25.70
2008	16.40	0.74	9.32
2009	3.97	0.80	2.45
First Quarter	1.84	0.80	1.18
Second Quarter	3.32	1.52	2.47
Third Quarter	2.32	3.97	2.99
Fourth Quarter	2.68	3.76	3.10
2010	7.68	2.40	4.80
First Quarter	3.28	2.40	2.86
Second Quarter	7.68	3.02	5.84
Third Quarter	6.00	3.60	4.77
November	5.92	4.92	5.47
December	6.36	5.64	5.94
Fourth Quarter	6.36	4.92	5.63
2011
January	7.08	6.24	6.59
February	8.12	6.64	7.43
March	8.80	7.30	7.90
First Quarter	8.80	6.24	7.33
April	8.82	8.08	8.59
May (through May 27, 2011)	9.81	7.71	8.34

Note:

(1)	The figures in the table contain historical prices reflecting the effect of our reverse stock split which was approved by our Shareholders on January 21, 2011.

Item 10.	Additional Information

Description of Share Capital

Our authorized share capital consists of 62 million common shares, par value US$0.04 per share, and 19 million preferred shares, par value US$0.04 per share.

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

Preferred Shares

Currently there are no specific rights attached to the preferred shares. The specific rights of the preferred shares could include rights, preferences or privileges in priority to our common shares and the establishment of such rights or the delegation to the board of directors to establish such rights will need to be approved by our shareholders. As of March 31, 2011, no preferred shares have been issued by our company.

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

Voting Rights

Under Bermuda law, except as otherwise provided in the Bermuda Companies Act or our bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting. Our bye-laws provide that, subject to the provisions of the Bermuda Companies Act, and except for the resolutions for approving the extraordinary transaction, any question properly proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast, either on a show of hands or on a poll, with each shareholder present (and each person holding proxies for any shareholder) entitled to one vote on a show of hands, or on a poll, one vote for each fully paid-up common share held by the shareholder. In the case of an equality of votes cast, the chairman of the meeting shall have a second or casting vote. Any resolution for any of the following extraordinary transactions will require the approval of shareholders holding at least 70.0% of the total voting rights of all the shareholders having the right to vote at such meeting:

•	a resolution for the merger, amalgamation or any other consolidation of us with any other company, wherever incorporated;

•	a resolution for the sale, lease, exchange, transfer or other disposition of all or substantially all of our consolidated assets; or

•	a resolution for the adoption of any plan or proposal for the liquidation of our company.

Rights in Liquidation

Under Bermuda law, in the event of liquidation or winding-up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred shares, the proceeds of the liquidation or winding-up are distributed pro rata in species or in kind among the holders of our common shares in accordance with our bye-laws.

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

Appraisal Rights and Shareholder Suits

Under Bermuda law, in the event of an amalgamation of two Bermuda companies, a shareholder who did not vote in favour of the amalgamation and who is not satisfied that fair value has been paid for such shareholder’s shares may apply to the Bermuda Court to appraise the fair value of those shares. The Bermuda Companies Act provides that, subject to the terms of a company’s bye-laws, the amalgamation of a Bermuda company with another company requires the amalgamation agreement to be approved by the board of directors and, except where the amalgamation is between a holding company and one or more of its wholly-owned subsidiaries or between two or more wholly-owned subsidiaries, by meetings of the holders of shares of each company and of each class of such shares at a meeting of the shareholders by seventy-five percent of the members present and entitled to vote at that meeting in respect of which the quorum shall be two persons holding or representing at least one-third of the issued shares of each company or class, as the case may be. Under our bye-laws, any resolution proposed for consideration at any general meeting to approve the merger, amalgamation or any other consolidation of our company with any other company, wherever incorporated shall require the approval of our shareholders holding shares representing at least 70% of the total voting rights of all our shareholders, and the quorum to be at least 2 shareholders present in person or by proxy holdings shares representing at least 50% of the total voting rights of all the shareholders.

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

•

On February 26, 2010, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Siliconware Precision to sell to Siliconware Precision our holding of 133 million common shares of ChipMOS Taiwan with a consideration of approximately NT$1,630 million (US$56 million). The purchase shares represent 15.8% of the total number of ChipMOS Taiwan’s outstanding shares. Under the terms and conditions of the Share Purchase Agreement, Siliconware Precision paid the purchase price in four installments to ChipMOS Bermuda, with the final installment scheduled to be paid on or about March 31, 2011. The share purchase transaction was completed in January 2011 and subsequently the Company owned 84.2% of ChipMOS Taiwan’s outstanding shares.

•

On February 26, 2010, ChipMOS Taiwan entered into an equipment purchase agreement (the “Equipment Purchase Agreement”) with Siliconware Precision to purchase its DRAM testers and LCD driver assembly and test equipment with a purchase price of approximately NT$1,630 million (US$56 million). Under the terms and conditions of the Equipment Purchase Agreement, ChipMOS Taiwan will pay the purchase price in four installments to Siliconware Precision, with the final installment paid on or before March 31, 2011. All of the purchased equipment will be shipped to and installed at ChipMOS’ plant no later than July 31, 2010. In January 2011, the Company has paid the final installment to SPIL and completed the Equipment Purchase Agreement transaction.

•

On April 22, 2011, the Company entered MMT Assignment Agreement with ThaiLin to sell the MMT Notes to ThaiLin for a purchase price of approximately US$40 million subject to certain closing conditions. Post completion of MMT Assignment Agreement transaction, ThaiLin is expected to immediately convert the MMT Notes into common shares of Modern Mind and purchase all of the remaining common shares of Modern Mind from Jesper, with ChipMOS Shanghai becoming a wholly-owned subsidiary of ThaiLin. The MMT Assignment Agreement is expected to be completed in the fourth quarter of 2011.

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

Taxation of Dividends

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011, that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the common shares generally will be qualified dividend income provided that, in the year that you receive the dividend, the common shares are readily tradable on an established securities market in the United States. We believe that our shares, which are listed on the NASDAQ, are readily tradable on an established securities market in the United States; however, there can be no assurance that our shares will continue to be readily tradable on an established securities market.

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

Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007, generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006, will depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. You should consult your own tax advisor regarding the foreign tax credit rules.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your common shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount that you realize and your tax basis in your common shares. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011, is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Interest Rate Risks

As of December 31, 2010, we had aggregate debt outstanding of NT$13,785 million (US$473 million), which was incurred for capital expenditure and general operating expenses. Of our outstanding debt as of December 31, 2010, 86% bears interest at variable rates. The interest rate for the majority of our variable rate debt varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debt had an annual weighted average interest rate of 2.3% as of December 31, 2010. Accordingly, we have cash flow and earnings exposure due to market interest rate changes for our variable rate debt. An increase in interest rates of 1% would increase our annual interest charge by NT$119 million (US$4 million) based on our outstanding indebtedness as of December 31, 2010.

As of December 31, 2009 and 2010, ChipMOS Taiwan had no interest rate swap agreements outstanding.

Foreign Currency Exchange Rate Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the Japanese yen and the US dollar. As of December 31, 2010, 45.3% of our financial assets and 10.4% of our financial liabilities are denominated in Japanese yen and US dollars. To minimize foreign currency exchange risk, from time to time we utilize forward exchange contracts and foreign currency options to hedge our exchange rate risk on foreign currency assets or liabilities positions. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average appreciation of the NT dollar against all other relevant foreign currencies of 5% would increase our annual exchange loss by NT$125 million (US$4 million) based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2010. As of December 31, 2008, 2009 and 2010, we had no outstanding forward exchange or foreign currency option contracts.

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

Disclosure Controls and Procedures. An evaluation was carried out under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934). Based upon that evaluation, the chief executive officer and chief financial officer concluded that these disclosure controls and procedures were effective as of December 31, 2010.

Management’s Annual Report on Internal Control Over Financial Reporting. Management’s Report on Internal Control Over Financial Reporting is set forth below.

Management’s Report on Internal Control Over Financial Reporting

June 3, 2011

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

As of December 31, 2010, the Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting as of December 31, 2010 was effective.

Moore Stephens, an independent registered public accounting firm, has audited our consolidated financial statements included in the Annual Report of the Company on Form 20-F for the year ended December 31, 2010 and has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2010. The attestation report is set forth in “Item 18. Financial Statements”.

/s/ Shih-Jye Cheng		/s/ Shou-Kang Chen
Name:	Shih-Jye Cheng	Name:	Shou-Kang Chen
Title:	Chairman and Chief Executive Officer	Title:	Chief Financial Officer

Changes in Internal Control Over Financial Reporting. During 2010, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The table below summarizes the aggregate fees that we paid or accrued for services provided by Moore Stephens for the years ended December 31, 2009 and 2010.

	2009	2010
	NT$	NT$
	(In thousands)
Audit Fees	$11,055	$10,549
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	$11,055	$10,549

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. For 2009 and 2010, this category primarily include the audit of our financial statements and our internal control over financial reporting contained in this Annual Report on Form 20-F.

Audit-Related Fees. This category includes fees reasonably related to the performance of the audit or review of our financial statements and not included in the category of Audit Fees (described above).

All non-audit services are pre-approved by our Audit Committee on a case-by-case basis. Accordingly, we have not established any pre-approval policies and procedures.

All audit services that Moore Stephens was engaged to carry out after May 6, 2003, the effective date of revised Rule 2-01(c)(7) of Regulation S-X entitled “Audit Committee Administration of the Engagement” on strengthening requirements regarding auditor independence, were pre-approved by the Audit Committee.

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

5640	Shareholder voting rights requirements.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

PART III

Item 17.	Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

The financial statements and related information of the Company are located at pages F-1 to F-60.

Item 19.	Exhibits

Exhibits	Description
1.1	Memorandum of Association of ChipMOS TECHNOLOGIES (Bermuda) LTD.(1)

1.2	Bye-laws of ChipMOS TECHNOLOGIES (Bermuda) LTD.(10)

2.1	Certificate of Incorporation of ChipMOS TECHNOLOGIES (Bermuda) LTD., dated August 15, 2000.(1)

4.1	Joint Venture Agreement, dated July 14, 1997, between Mosel Vitelic Inc. and Siliconware Precision Industries Co., Ltd.(1)

4.2	Asset Sales Agreement, dated June 14, 1999, between Microchip Technology Taiwan and ChipMOS TECHNOLOGIES INC.(1)

4.3	Tessera Compliant Chip License Agreement, dated April 20, 1999, between Tessera Inc. and ChipMOS TECHNOLOGIES INC.(1)
4.4	License Agreement, dated April 1, 1999, between Fujitsu Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.5	Sales Agreement, dated February 10, 2000, between Sharp Corp. and ChipMOS TECHNOLOGIES INC.(1)

4.6	Raw Materials Processing Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.7	Raw Materials Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.8	Integrated Circuit Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.9	Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.10	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.11	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.12	Land Lease Agreement, dated September 1, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.13	Purchase Agreement, dated July 31, 1997, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc.(1)

4.14	Form of Share Exchange Covenant Letter from the Company to the Shareholders.(1)

4.15	Amendment to the Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC, dated September 1, 2001.(2)

4.16	Purchase Agreement, dated October 15, 2003, between ChipMOS TECHNOLOGIES INC. and DenMOS Technology Inc.(2)

4.17	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Ron How Investment Corp. (English Translation)(3)

4.18	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Yuan Shan Investment Corp. (English Translation)(3)

4.19	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc. (English Translation)(3)

Exhibits	Description

4.20	Laser Stamping Machine Lease Agreement, dated November 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.21	Automatic Stamping Machine Lease Agreement, dated December 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.22	Raw Materials Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.23	Integrated Circuit Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.24	Technology Transfer Agreement, dated December 24, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.25	Tester Equipment Lease Agreement, dated November 14, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.26	Tester Equipment Lease Agreement, dated December 3, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)
4.27	Joint Engagement Letter, undated, by and among Ultima Electronics Corp., ChipMOS TECHNOLOGIES INC. and Sun-Fund Securities Ltd. (English Translation)(3)

4.28	Lease Agreement, dated June 1, 2002, between ChipMOS TECHNOLOGIES INC. and SyncMOS Technologies, Inc. (English Translation)(3)

4.29	Technology Transfer Agreement, dated August 1, 2002, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES (Shanghai) LTD.(3)

4.30	Promissory Note from Modern Mind Technology Limited to Jesper Limited, dated November 4, 2002.(3)

4.31	Deed of Variation, dated December 2, 2002, between Modern Mind Technology Limited and Jesper Limited.(3)

4.32	Deed of Assignment, dated December 27, 2002, between Jesper Limited and ChipMOS TECHNOLOGIES (Bermuda) LTD.(3)

4.33	Deed of Assignment, dated June 25, 2003, between Jesper Limited and ChipMOS TECHNOLOGIES INC.(3)

4.34	Agreement, dated May 3, 2003, between Jesper Limited and Modern Mind Technology Limited.(3)

4.35	Master loan agreement, dated July 12, 2004, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Modern Mind Technology Limited and Jesper Limited.(5)

4.36	Cooperation Agreement, dated March 27, 2002, between Shanghai Qingpu Industrial Zone Development (Group) Company and ChipMOS TECHNOLOGIES (Bermuda) LTD. (English Translation)(3)

4.37	Deed of assignment, dated December 17, 2003, between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.38	Supplemental deed of assignment, dated May 14, 2004 between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.39	Second supplemental deed of assignment, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.40	Assignment agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(4)

4.41	Supplemental assignment agreement, dated May 14, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(4)

4.42	Second supplemental assignment agreement, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.43	Patent license agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(4)

4.44	Supplemental patent license agreement dated July 8, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

Exhibits	Description

4.45	Second supplemental patent license agreement dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.46	Third supplemental patent license agreement dated December 30, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.47	Assembly and Testing Service Agreement, dated November 27, 2005, between ChipMOS TECHNOLOGIES INC. and Spansion LLC.(6)

4.48	Share Purchase and Subscription Agreement, dated February 13, 2007, among ChipMOS TECHNOLOGIES (Bermuda) LTD., ChipMOS TECHNOLOGIES INC. and Siliconware Precision Industries Co., Ltd.(7)

4.49	Registration Rights Agreement, dated March 27, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and Siliconware Precision Industries Co., Ltd.(7)

4.50	Share Exchange Agreement, dated as of April 12, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(9)

4.51	Assignment Agreement, dated April 12, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(8)

4.52	Form of Change In Control Severance Agreement.(9)

4.53	Southern Taiwan Science Park Administration Land Lease Agreement, dated June 1, 2007, between Southern Taiwan Science Park Administration and ChipMOS TECHNOLOGIES INC. (English Translation)(9)

4.54	Second Amendment to Assembly and Test Service Agreement, dated July 16, 2007, by and between Spansion LLC and ChipMOS TECHNOLOGIES INC.(9)

4.55	Service Agreement for Integrated Circuit Products, dated July 17, 2007, by and between ProMOS Technologies Inc. and ChipMOS TECHNOLOGIES INC. (English Translation)(9)

4.56	Registration Rights Agreement, dated August 8, 2007, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Giant Haven Investment Limited, ProMOS Technologies Inc. and Powertech Technology Inc.(9)

4.57	Third Amendment to Assembly and Test Services Agreement, dated November 30, 2007, by and between Spansion LLC and ChipMOS TECHNOLOGIES INC.(9)

4.58	Science Park Administration Land Lease Agreement, dated December 1, 2007, between Science Park Administration and ChipMOS TECHNOLOGIES INC. (English Translation)(9)

4.59	Lease Agreement, dated April 2, 2008, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(9)

4.60	Master Lease Agreement and Addendums to the Master Lease Agreement, dated November 9, 2009, between ChipMOS TECHNOLOGIES INC. and GE Money Taiwan Limited.(11)

4.61	Transfer of Claim Agreement, dated January 25, 2010, between ChipMOS TECHNOLOGIES INC. and Citigroup Financial Products Inc.(11)

4.62	Share Purchase Agreement, dated February 26, 2010, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and Siliconware Precision Industries Co., Ltd.(11)

4.63	Equipment Purchase Agreement, dated February 26, 2010, between ChipMOS TECHNOLOGIES INC. and Siliconware Precision Industries Co., Ltd.(11)

4.64	Assignment and Assumption Agreement, effective on April 22, 2011 between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ThaiLin Semiconductor Corp.

8.1	List of principal subsidiaries of ChipMOS TECHNOLOGIES (Bermuda) LTD.

11.1	Code of Business Conduct and Ethics.(4)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

Exhibits	Description

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

15.1	Consent of independent registered public accounting firm.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-13218), filed on February 28, 2001.
(2)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2002.
(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 30, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2004.
(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 29, 2005.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-130230), filed on December 9, 2005.
(7)	Incorporated by reference to Schedule 13D filed with the United States Securities and Exchange Commission by Siliconware Precision Industries Co., Ltd. on April 4, 2007.
(8)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 8 2007.
(9)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 6, 2008.
(10)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 4, 2009.
(11)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 4, 2010.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and it has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei, Taiwan, Republic of China, on June 3, 2011.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

By:	/s/ Shih-Jye Cheng
Name:	Shih-Jye Cheng
Title:	Chairman and Chief Executive Officer

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ChipMOS TECHNOLOGIES (Bermuda) LTD.

We have audited the accompanying consolidated balance sheets of ChipMOS TECHNOLOGIES (Bermuda) LTD. and subsidiaries (collectively, the “Company”) (see Note 1) as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010, all expressed in New Taiwan dollars. We have also audited the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the Republic of China. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (COSO).

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2010, and the determination of equity and financial position at December 31, 2009 and 2010, to the extent summarized in Note 25.

/s/ Moore Stephens

Certified Public Accountants

Hong Kong

March 15, 2011

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2009 and 2010 (Notes 1 and 17)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31,
	2009	2010
	NT$	NT$	US$ (Note 3)
ASSETS
CURRENT ASSETS

Cash and cash equivalents	3,884,828	7,143,265	245,136
Restricted cash and cash equivalents (Note 20)	243,849	546,807	18,765
Financial assets at fair value through profit and loss (Notes 2 and 4)	119,027	2,999	103
Investments with no active market (Notes 2, 7 and 20)	100,000	—	—
Notes receivable	27,931	13,980	480
Accounts receivable - net of allowance for doubtful receivables and sales return allowances of NT$2,407,172 in 2009 and NT$197,311 in 2010 (Notes 2 and 5)
Related parties (Note 19)	205	257,982	8,853
Third parties	2,441,765	2,816,072	96,639
Other receivables - net of allowance for doubtful receivables and sales return allowances of NT$529,758 in 2009 and NT$64,783 in 2010 (Notes 2 and 5)
Related parties (Note 19)	—	66,378	2,278
Third parties	130,131	182,028	6,247
Inventories - net (Notes 2 and 6)	862,064	1,279,804	43,919
Deferred income tax - net (Notes 2 and 18)	356,310	278,711	9,565
Prepaid expenses and other current assets	265,123	202,272	6,941

Total Current Assets	8,431,233	12,790,298	438,926

LONG-TERM INVESTMENTS (Notes 2 and 7)
Financial assets carried at cost	19,966	10,537	362
Investments with no active market (Note 20)	200,000	—	—

Total long-term investments	219,966	10,537	362

PROPERTY, PLANT AND EQUIPMENT - NET (Notes 2, 8 and 20)
Cost
Land	532,605	452,738	15,537
Buildings and auxiliary equipment	9,371,645	8,721,205	299,286
Machinery and equipment	43,396,295	35,222,825	1,208,745
Furniture and fixtures	1,361,181	1,289,149	44,240
Transportation equipment	41,720	36,396	1,249
Tools	3,123,201	2,970,633	101,943
Leasehold improvements	2,441	2,223	76
Leased equipment (Notes 2, 15 and 20)	2,363,168	2,149,768	73,774

Total cost	60,192,256	50,844,937	1,744,850
Accumulated depreciation (Note 8)	(38,163,921)	(33,342,105)	(1,144,204)
Accumulated impairment	(1,356,377)	(1,310,474)	(44,972)
Construction in progress and advance payments	97,034	1,080,610	37,084

Net Property, Plant and Equipment	20,768,992	17,272,968	592,758

INTANGIBLE ASSETS - NET (Notes 2 and 9)	102,822	94,265	3,235

OTHER ASSETS
Employee dormitory buildings - net of accumulated depreciation of NT$200,531 in 2009 and NT$152,639 in 2010 (Note 2)	284,029	262,735	9,016
Refundable deposits	33,797	20,295	697
Prepaid pension (Notes 2 and 16)	19,784	26,825	920
Deferred income tax – net (Notes 2 and 18)	213,366	417,931	14,342
Others (Note 2)	282,231	419,176	14,385

Total Other Assets	833,207	1,146,962	39,360

TOTAL ASSETS	30,356,220	31,315,030	1,074,641

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

December 31, 2009 and 2010 (Notes 1 and 17)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31,
	2009	2010
	NT$	NT$	US$ (Note 3)
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Bank loans (Notes 10 and 20)	2,363,319	1,494,651	51,292
Current portion of long-term loans (Notes 14 and 20)	1,553,949	4,925,739	169,037
Convertible notes (Note 13)	—	65,834	2,259
Deferred credit	2,323	2,181	75
Accounts payable	737,997	690,060	23,681
Other payables
Related parties (Note 19)	26	13	1
Third parties (Note 11)	696,122	896,706	30,772
Income tax payable (Note 2)	19,658	18,799	645
Payables to contractors and equipment suppliers (Note 19)	201,171	790,598	27,131
Capital leases payable (Notes 15 and 20)	821,214	822,047	28,210
Accrued expenses and other current liabilities (Note 12)	525,710	990,896	34,005

Total Current Liabilities	6,921,489	10,697,524	367,108

LONG-TERM LIABILITIES
Convertible notes (Note 13)	554,537	108,304	3,717
Derivative liabilities (Note 13)	129,967	96,788	3,321
Capital leases payable (Notes 15 and 20)	1,453,791	631,744	21,680
Long-term loans (Notes 14 and 20)	11,239,310	5,640,132	193,553

Total Long-Term Liabilities	13,377,605	6,476,968	222,271

OTHER LIABILITIES
Deferred credit	97,575	89,425	3,069
Accrued pension cost (Notes 2 and 16)	3,666	3,665	125
Guarantee deposits	3,668	3,989	137

Total Other Liabilities	104,909	97,079	3,331

Total Liabilities	20,404,003	17,271,571	592,710

COMMITMENTS AND CONTINGENCIES (Note 21)

EQUITY (Notes 2 and 17)(1)
Capital stock NT$1.303 (US$0.04) par value
Authorized 62,500 thousand common shares and 18,750 thousand preferred shares
Issued 27,638 thousand common shares (2009: 20,993 thousand common shares)
Outstanding 25,715 thousand common shares (2009: 19,471 thousand common shares)	27,557	36,008	1,236
Capital surplus	12,860,097	14,040,716	481,836
Deferred compensation	(8,692)	(1,577)	(54)
Accumulated losses	(5,417,002)	(3,772,270)	(129,453)
Cumulative translation adjustments	404,517	326,051	11,189
Treasury stock	(81,715)	(128,614)	(4,414)

Total Shareholders’ Equity	7,784,762	10,500,314	360,340
Noncontrolling interests	2,167,455	3,543,145	121,591

Total Equity	9,952,217	14,043,459	481,931

TOTAL LIABILITIES AND EQUITY	30,356,220	31,315,030	1,074,641

(1)	The outstanding shares and par value reflect the reverse stock split of the Company’s common stock with a ratio of 1-for-every-4 shares effective on January 21, 2011.

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2008, 2009 and 2010 (Notes 1 and 17)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 3)
NET REVENUE (Notes 2, 19 and 24)
Related parties	3,122,925	668,906	2,033,342	69,778
Third parties	13,887,237	11,481,402	15,176,391	520,810

Total Net Revenues	17,010,162	12,150,308	17,209,733	590,588

COST OF REVENUE (Notes 19 and 24)
Related parties	3,574,156	885,119	2,408,321	82,646
Third parties	13,395,724	14,776,333	14,155,682	485,782

Total Cost of Revenue	16,969,880	15,661,452	16,564,003	568,428

GROSS PROFIT (LOSS)	40,282	(3,511,144)	645,730	22,160

OPERATING EXPENSES (Note 19)
Research and development (Note 2)	435,583	375,283	412,753	14,165
General and administrative	885,645	657,802	677,618	23,254
Sales and marketing (Notes 2 and 5)	2,362,686	561,231	64,382	2,209

Total Operating Expenses	3,683,914	1,594,316	1,154,753	39,628

LOSS FROM OPERATIONS	(3,643,632)	(5,105,460)	(509,023)	(17,468)

NON-OPERATING INCOME
Gain on embedded derivative	—	50,740	—	—
Foreign exchange gain - net (Note 2)	143,932	14,683	—	—
Rental	12,099	12,307	12,648	434
Interest (Note 19)	112,132	37,297	15,861	544
Cash dividend from financial assets	—	—	9,194	316
Fair value gain on financial assets	—	62,674	3,918	134
Subsidy income	—	4,128	—	—
Gain on disposal of property, plant and equipment (Note 2)	38,634	10,274	104,310	3,580
Gain on disposal of financial assets	5,954	—	15,819	543
Gain on partial disposal of a subsidiary	—	—	31,372	1,076
Gain on redemption on convertible notes	66,808	—	—	—
Gain on extinguishment of convertible notes	—	412,337	—	—
Gain on disposal of land use rights	69,524	—	—
Claim received (Note 2)	—	—	2,118,490	72,700
Recovery of allowance for doubtful receivables (Notes 2, 5 and 19)	—	—	2,716,880	93,235
Other	105,898	63,751	183,491	6,297

Total Non-Operating Income	554,981	668,191	5,211,983	178,859

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

For the Years Ended December 31, 2008, 2009 and 2010 (Notes 1 and 17)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 3)
NON-OPERATING EXPENSES
Interest	765,005	439,411	683,486	23,455
Financing cost	35,503	37,081	39,613	1,359
Fair value loss on financial assets	148,569	—	—	—
Foreign exchange loss - net (Note 2)	—	—	292,567	10,040
Loss on disposal of property, plant and equipment (Note 2)	2,408	152	83,593	2,869
Impairment loss on long-term investments (Note 7)	220,183	—	9,429	324
Impairment loss on property, plant and equipment	1,599,424	25,543	—	—
Impairment loss on other assets	3,460	—	391,646	13,440
Impairment loss on goodwill	917,181	—	—	—
Loss on embedded derivative	105,110	—	260,654	8,945
Loss on sale of receivables (Note 2)	—	—	1,067,791	36,643
Other	44,889	49,262	62,615	2,149

Total Non-Operating Expenses	3,841,732	551,449	2,891,394	99,224

INCOME (LOSS) BEFORE INCOME TAX, NONCONTROLLING INTERESTS AND INTEREST IN BONUSES PAID BY SUBSIDIARIES	(6,930,383)	(4,988,718)	1,811,566	62,167

INCOME TAX (EXPENSE) BENEFIT (Notes 2 and 18)	(120,792)	420,662	99,360	3,410

INCOME (LOSS) BEFORE NONCONTROLLING INTERESTS AND INTEREST IN BONUSES PAID BY SUBSIDIARIES	(7,051,175)	(4,568,056)	1,910,926	65,577

NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	143,297	149,373	(266,194)	(9,135)
INTEREST IN BONUSES PAID BY SUBSIDIARIES	(362,367)	—	—	—

NET INCOME (LOSS) ATTRIBUTABLE TO ChipMOS	(7,270,245)	(4,418,683)	1,644,732	56,442

EARNINGS (LOSS) PER SHARE - BASIC(1)	(346.63)	(223.35)	68.61	2.35

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC(1)	20,974	19,784	23,971	23,971

EARNINGS (LOSS) PER SHARE - DILUTED (Note 2)(1)	(346.63)	(230.15)	67.38	2.31

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED (Note 2)(1)	20,974	22,254	26,806	26,806

(1)	The outstanding shares and per share information reflect the reverse stock split of the Company’s common stock with a ratio of 1-for-every-4 shares effective on January 21, 2011.

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2008, 2009 and 2010 (Notes 1 and 17)

(In Thousands of New Taiwan Dollars, Except Number of Shares)

	CAPITAL STOCK ISSUED		CAPITAL SURPLUS	DEFERRED COMPENSATION	RETAINED EARNINGS (ACCUMULATED LOSSES)	CUMULATIVE TRANSLATION ADJUSTMENTS (Note 2)	TREASURY STOCK	NON- CONTROLLING INTERESTS	TOTAL EQUITY

	Shares(1)	Amount
	(Thousands)	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, January 1, 2008	20,960	27,517	12,475,936	(69,368)	6,291,008	277,464	—	3,245,571	22,248,128
Exercise of stock Options	32	40	4,508	—	—	—	—	—	4,548
Issue of option warrants	—	—	21,743	43,368	—	—	—	—	65,111
Repurchase of convertible notes (“CN”)	—	—	197,299	—	—	—	—	—	197,299
Net loss for 2008	—	—	—	—	(7,270,245)	—	—	(143,297)	(7,413,542)
Adjustment of equity method for long-term investments	—	—	84,595	—	(19,082)	—	—	—	65,513
Changes in noncontrolling interests	—	—	—	—	—	—	—	(778,715)	(778,715)
Stock purchased by a subsidiary	(49)	—	—	—	—	—	(1,779)	—	(1,779)
Translation adjustments	—	—	—	—	—	156,250	—	—	156,250

BALANCE, DECEMBER 31, 2008	20,943	27,557	12,784,081	(26,000)	(998,319)	433,714	(1,779)	2,323,559	14,542,813
Issue of option warrants	—	—	73,292	17,308	—	—	—	—	90,600
Net loss for 2009	—	—	—	—	(4,418,683)	—	—	(149,373)	(4,568,056)
Adjustment of equity method for long-term investments	—	—	2,724	—	—	—	—	—	2,724
Changes in noncontrolling interests	—	—	—	—	—	—	—	(6,731)	(6,731)
Stock purchased by a subsidiary	(1,472)	—	—	—	—	—	(79,936)	—	(79,936)
Translation adjustments	—	—	—	—	—	(29,197)	—	—	(29,197)

BALANCE, DECEMBER 31, 2009	19,471	27,557	12,860,097	(8,692)	(5,417,002)	404,517	(81,715)	2,167,455	9,952,217

Exercise of stock option	19	23	1,427	—	—	—	—	—	1,450
Issue of option warrants	—	—	36,757	7,115	—	—	—	—	43,872
Net profit for 2010	—	—	—	—	1,644,732	—	—	266,194	1,910,926
Interest payment for CN	290	879	75,236	—	—	—	(46,899)	—	29,216
CN conversion	5,935	7,549	1,070,459	—	—	—	—	—	1,078,008
Adjustment of equity method for long-term investments	—	—	(3,260)	—	—	—	—	—	(3,260)
Changes in noncontrolling interests	—	—	—	—	—	—	—	3,710	3,710
Disposal of a subsidiary	—	—	—	—	—	—	—	1,105,786	1,105,786
Translation adjustments	—	—	—	—	—	(78,466)	—	—	(78,466)

BALANCE, DECEMBER 31, 2010	25,715	36,008	14,040,716	(1,577)	(3,772,270)	326,051	(128,614)	3,543,145	14,043,459

(1)	The outstanding shares reflect the reverse stock split of the Company’s common stock with a ratio of 1-for-every-4 shares effective on January 21, 2011.

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2008, 2009 and 2010 (Notes 1 and 17)

(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) attributable to ChipMOS	(7,270,245)	(4,418,683)	1,644,732	56,442
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	6,999,590	6,340,321	6,132,868	210,462
Amortization of intangible and other assets	174,934	184,275	148,761	5,105
Amortization of discount of convertible notes	184,829	3,737	11,762	404
Interest payment from conversion of CN	—	—	276,891	9,502
Allowance for doubtful receivables	2,292,229	1,064,771	73,882	2,535
Recovery of allowance for doubtful receivables	(119,815)	(560,854)	(2,718,171)	(93,280)
Deferred compensation	65,111	90,600	43,872	1,506
Gain on disposal of property, plant and equipment - net	(36,226)	(10,122)	(20,717)	(711)
Gain on disposal of land use right	(69,524)	—	—	—
Gain on extinguishment of convertible notes	—	(412,337)	—	—
Gain on disposal of financial assets	—	—	(15,819)	(543)
Gain on partial disposal of a subsidiary	—	—	(31,372)	(1,076)
Gain on redemption of convertible notes	(66,808)	—	—	—
Loss (gain) on embedded derivative	105,110	(50,740)	260,654	8,945
Impairment loss on long-term investments	220,183	—	9,429	324
Impairment loss on goodwill	917,181	—	—	—
Impairment loss on property, plant and equipment	1,599,424	25,543	—	—
Impairment loss on other assets	3,460	—	391,646	13,440
Fair value loss (gain) on financial assets	148,569	(62,674)	(3,918)	(134)
Accrued pension cost	(7,486)	(8,288)	(7,044)	(242)
Deferred income tax - net	(215,608)	(447,683)	(126,966)	(4,357)
Noncontrolling interests	(143,297)	(149,373)	266,194	9,135
Changes in operating assets and liabilities
Financial assets at fair value through profit and loss	261,564	102,137	124,813	4,283
Notes receivable	(181,142)	181,243	13,950	479
Accounts receivable	1,175,360	(1,241,354)	1,563,610	53,658
Other receivables	(146,822)	(399,651)	383,356	13,156
Inventories	47,533	137,166	(423,180)	(14,522)
Prepaid expenses and other current assets	71,050	(238)	60,565	2,078
Other assets	449,802	409	61	2
Accounts payable	(502,241)	263,564	(43,357)	(1,488)
Other payables	22,157	68,422	202,253	6,940
Income tax payable	(401,283)	18,078	(858)	(29)
Accrued expenses and other liabilities	(409,554)	65,162	473,312	16,243
Deferred credit	(3,809)	(2,404)	(2,304)	(79)

Net Cash Provided by Operating Activities	5,164,226	781,027	8,688,905	298,178

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in restricted cash and cash equivalents	47,135	(172,804)	(303,637)	(10,420)
Proceeds from sales of property, plant and equipment	113,595	19,080	899,076	30,854
Proceeds from sales of long-term investment	—	—	10,953	376
Proceeds from liquidation of a long-term investment	—	105,000	—	—
Proceeds from redemption of held-to-maturity financial assets and financial assets with no active market	—	350,000	300,000	10,295
Proceeds from sales of intangible assets	73,709	—	—	—
Proceeds from sales of employee dormitory buildings	—	7,048	—	—
Acquisitions of:
Property, plant and equipment	(2,390,911)	(1,244,631)	(4,467,696)	(153,318)
Deferred assets	(139,505)	(107,771)	(17,913)	(615)
Employee dormitory building	(2,025)	(82)	(11,102)	(381)
Decrease in refundable deposits	1,088	1,628	3,102	106

Net Cash Used in Investing Activities	(2,296,914)	(1,042,532)	(3,587,217)	(123,103)

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

For the Years Ended December 31, 2008, 2009 and 2010 (Notes 1 and 17)

(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$ (Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on:
Bank loans	(291,444)	(382,071)	(928,668)	(31,869)
Long-term loans	—	(1,572,518)	(2,227,389)	(76,438)
Convertible notes	(3,498,282)	(681,958)	—	—
Treasury stock	(1,779)	(25,085)	—	—
Proceeds from:
Bank loans	1,787,638	—	60,000	2,059
Convertible notes	—	164,710	131,085	4,498
Long-term loans	1,386,370	—	—	—
Issuance of capital stock	4,548	—	1,450	50
Sales of subsidiary	—	—	1,133,049	38,883
Changes in noncontrolling interests	(778,715)	(6,731)	3,710	128
Increase (decrease) in guarantee deposits	(3,648)	(143)	323	11

Net Cash used in Financing Activities	(1,395,312)	(2,503,796)	(1,826,440)	(62,678)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	46,329	(1,780)	(16,811)	(577)

Net increase (decrease) in cash and cash equivalents	1,518,329	(2,767,081)	3,258,437	111,820

Cash and cash equivalents, beginning of the year	5,133,580	6,651,909	3,884,828	133,316

Cash and cash equivalents, end of the year	6,651,909	3,884,828	7,143,265	245,136

SUPPLEMENTAL INFORMATION
Income tax paid	747,551	10,675	27,651	949

Interest paid	641,727	424,964	383,581	13,163

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	4,603,637	1,553,949	4,925,739	169,037
Extinguishment of convertible notes (Note 13)	—	503,213	—	—
Interest payment for CN in shares	—	—	296,180	10,164

PARTIAL CASH PAID FOR INVESTING ACTIVITIES
Cash paid for acquisition of property, plant and equipment
Total acquisitions	2,188,393	3,479,682	4,237,278	145,411
Decrease (Increase) in payables to contractors and equipment suppliers	202,518	(2,235,051)	230,418	7,907

	2,390,911	1,244,631	4,467,696	153,318

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS

ChipMOS TECHNOLOGIES (Bermuda) LTD. (ChipMOS Bermuda) was incorporated under the laws of Bermuda on August 1, 2000, and its common shares have been traded on the NASDAQ Global Select Market since June 2001. In February 2010, ChipMOS Bermuda submitted an application to the NASDAQ Stock Market to transfer its listing to The NASDAQ Capital Market from The NASDAQ Global Select Market. The NASDAQ Stock Market has determined that the Company meets the NASDAQ Capital Market initial listing criteria set forth in Listing Rule 5505. Its common shares have been traded on the NASDAQ Capital Market since March 17, 2010. As of December 31, 2010, ChipMOS Bermuda was 10.13% (2009: 13.33%) owned by Mosel Vitelic Inc. (MVI) through its wholly-owned subsidiary, Giant Haven Investment Ltd. and its indirectly-owned subsidiary, Mou-Fu Investment Ltd. (Mou-Fu) and 11.01% (2009: 14.50%) owned by Siliconware Precision Industries Co. Ltd (SPIL). As of December 31, 2010, ChipMOS Bermuda owned 88.96% (2009: 100%) of the outstanding common shares of ChipMOS TECHNOLOGIES INC. (ChipMOS Taiwan).

ChipMOS Taiwan was incorporated in Taiwan on July 28, 1997 as a joint venture company between MVI and SPIL. Its operations consist of testing and assembly of semiconductors. In connection with a corporate restructuring on January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of ChipMOS Taiwan executed a Purchase and Subscription Agreement whereby they transferred their shares of ChipMOS Taiwan to ChipMOS Bermuda in exchange for 14,585 thousand common shares in ChipMOS Bermuda. The selling shareholders, who previously held an aggregate of 70.25% of the entire outstanding common shares of ChipMOS Taiwan, thus became the holders of the entire outstanding common shares of ChipMOS Bermuda. Because 100% of the outstanding common shares of ChipMOS Bermuda were owned by former shareholders of ChipMOS Taiwan, the exchange of shares has been accounted for as a merger as if ChipMOS Bermuda was the acquirer. Equity and operations attributable to ChipMOS Taiwan shareholders not participating in the exchange offer were reflected as noncontrolling interests in the historical financial statements. In March 2007, ChipMOS Bermuda, ChipMOS Taiwan and SPIL completed a share purchase and subscription transaction whereby ChipMOS Bermuda purchased 100% of SPIL’s equity interest in ChipMOS Taiwan at US$0.75 per share. SPIL also subscribed to 3,043,749 newly issued common shares of ChipMOS Bermuda through a private placement of US$6.28 per share. After the transaction, ChipMOS Taiwan became a 99.14% subsidiary of ChipMOS Bermuda and SPIL owned 14.7% of ChipMOS Bermuda. In September 2007, another share exchange transaction was completed whereby ChipMOS Bermuda offered to exchange one share of ChipMOS Bermuda for 8.4 shares of ChipMOS Taiwan shares. The exchange was completed in September 2007 and ChipMOS Taiwan became a wholly-owned subsidiary of ChipMOS Bermuda. In February 2010, ChipMOS Bermuda entered into a Share Purchase Agreement with SPIL to sell to SPIL the holding of 133,000 thousand common shares of ChipMOS Taiwan for a consideration of NT$1,630,580 thousand. Under the Share Purchase Agreement, SPIL will pay the purchase price in four installments to ChipMOS Bermuda with the final installment scheduled to be paid on or about March 31, 2011. Post completion of the share purchase transaction, SPIL holds approximately 15.8% of the total number of ChipMOS Taiwan’s outstanding shares and ChipMOS Bermuda holds approximately 84.2% of the total number of ChipMOS Taiwan’s outstanding shares. As of December 31, 2010, SPIL has acquired 93,033 thousand common shares (approximately 11.04%) of ChipMOS Taiwan and ChipMOS Bermuda held a 88.96% interest in ChipMOS Taiwan.

1.	ORGANIZATION AND BUSINESS (continued)

ThaiLin Semiconductor Corp. (ThaiLin) was incorporated on May 15, 1996 and is listed on the GreTai Securities Market in Taiwan. ThaiLin is engaged in wafer and semiconductor testing services. On December 31, 2002, ChipMOS Taiwan acquired an equity interest of 41.8% in ThaiLin. On December 1, 2003, ChipMOS Taiwan obtained controlling influence over ThaiLin’s decisions on its operations, personnel and financial policies. Therefore, ThaiLin has been consolidated into these financial statements from December 1, 2003 in spite of the fact that ChipMOS Taiwan holds an equity interest of less than 50% in ThaiLin. As of December 31, 2010, ChipMOS Taiwan held a 42.87% equity interest in ThaiLin.

ChipMOS Japan Inc. (ChipMOS Japan) was incorporated in Japan in June 1999, and ChipMOS USA Inc. (ChipMOS USA) was incorporated in the United States of America in October 1999. These two companies engage in sales and customer services and all the expenses incurred from these activities are charged to current income. ChipMOS Japan began generating revenue in 2000, while ChipMOS USA began generating revenue in 2001. As of December 31, 2010, ChipMOS Taiwan owned 100% of the outstanding shares of ChipMOS USA. ChipMOS Japan was liquidated in October 2009.

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

ChipMOS TECHNOLOGIES (H.K.) Limited (ChipMOS HK) was incorporated in Hong Kong on November 18, 2002. It is engaged in semiconductor testing and assembly services and trading of spare parts and tools. ChipMOS HK is a wholly-owned subsidiary of ChipMOS Bermuda. As of December 31, 2010, ChipMOS HK was in the process of liquidation.

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

The Company’s consolidated financial statements include for 2008, 2009 and 2010, the financial results of ChipMOS Taiwan and its subsidiaries, ThaiLin, ChipMOS Japan and ChipMOS USA, ChipMOS HK and Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, accounts and other receivables.

At December 31, 2009 and 2010, the Company had credit risk exposure of uninsured cash in banks of approximately NT$4,128,277 thousand and NT$7,690,072 thousand (US$263,091 thousand), respectively.

A substantial portion of revenue is earned from a small number of customers on credit and generally without any requirement of collateral.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company had one customer that had balances greater than ten percent of total notes and accounts receivable as of December 31, 2009 and 2010, respectively:

	December 31,
	2009	2010
Third party
Spansion LLC (Spansion)	46%	8%
Novatek Microelectronics Corp. (Novatek)	6%	20%

As of December 31, 2009, full allowance was made against all receivables from Spansion. On January 25, 2010, ChipMOS Taiwan entered into a definitive Transfer of Claim Agreement to sell to Citigroup Financial Products Inc. (Citigroup) the general unsecured claim reflected in the proof of claim against Spansion. The claim that is the subject of the Transfer of Claim Agreement includes accounts receivable for testing and assembly services provided to Spansion (the “Undisputed Claim”). In February 2010, ChipMOS Taiwan received from Citigroup the purchase price for the Undisputed Claim of NT$1,118,574 thousand against accounts receivable of NT$2,186,365 thousand. A loss on sale of receivables of NT$1,067,791 thousand was recognized and the related allowance for doubtful receivables of NT$2,186,365 thousand was reversed. The Transfer of Claim Agreement also includes the sale of breach of contract and liquidated damages rights against Spansion in the amount of NT$2,118,490 thousand, which was received in October 2010.

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

Financial assets carried at cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Investments with no active market

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

The initial estimate of the service lives of property, plant and equipment is as follows: machinery and equipment, 1 to 5 years; buildings and auxiliary equipment, 1 to 54 years; furniture and fixtures, 1 to 5 years; tooling, 1 to 2 years; transportation equipment, 5 years; and leasehold improvements, the shorter of lease term or 1 to 10 years. Salvage value is considered when determining the basis of depreciated assets. If items of property, plant and equipment and employee dormitory buildings are still in good condition and useful at the end of their original service lives, the salvage value is depreciated over any extended useful life.

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

Asset impairment

The Company reviews its long-lived assets, including properties, assets leased to others and deferred charges, to look for any indication that an asset may be impaired as of the balance sheet date. An impairment loss is recognized whenever the recoverable amount of the asset of the cash-generating unit is below the carrying amount of an asset. If there is an indicator that an asset may be impaired, then the Company calculates the recoverable amount of the asset or the cash-generating unit. An asset’s recoverable amount is the higher of the value in use of the asset or cash-generating unit to which it belongs and its fair value.

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

Reverse stock split

On January 21, 2011, the Company’s shareholders approved a one-for-four share combination of its common stock which became effective on January 21, 2011. As a result of this reverse stock split, every four shares of the Company’s common stock that were issued and outstanding as of January 21, 2011 were automatically combined into one issued and outstanding share with par value change from US$0.01 to US$0.04 per share, and the number of authorized but unissued shares of the Company’s common stock was proportionally reduced. A proportionate adjustment was also made to the Company’s outstanding stock options and convertible notes. No fractional shares were issued in connection with this reverse stock split, but rather shareholders who were entitled to fractional shares received cash in lieu of receiving fractional shares. All references within this document to earnings (loss) per share reflect this reverse stock split. Additionally, the number of common shares and stock options, and the price per common share, stock option and convertible notes, reflect this reverse stock split.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The company recognized revenue upon completion of testing and assembly services. Other criteria that the Company uses to determine when to recognize revenue are: (1) existence of persuasive evidence of the services provided, (2) customers’ fixed commitment to use our service, (3) the selling price is fixed or determinable and (4) collectibility is reasonably assured.

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

These policies are consistent with provisions in the Financial Accounting Statement Board Accounting Standard Codification (FASB ASC) 605 “Revenue Recognition”.

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

Retirement benefit contributions are made to a pension scheme and/or retirement funds, the assets of which are managed by independent investment firms and/or government agencies. Contributions are made based on a percentage of the employees’ salaries and bonus, if applicable, and are charged to the statement of operations as incurred.

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

Foreign-currency transactions

Foreign-currency transactions, except for derivative financial instruments, are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when cash in foreign currency is converted into New Taiwan dollars, or when foreign-currency receivables or payables are settled, are credited or charged to income in the year of conversion or settlement. On the balance sheet dates, the balances of foreign-currency assets and liabilities are restated at the prevailing exchange rates and the resulting differences are charged to current income except those foreign currencies-denominated investments in shares of stock where such differences are accounted for as translation adjustments under equity. ROC SFAS No. 14, “Accounting for Foreign-Currency Transactions,” applies to foreign operations, with the local currency of each foreign subsidiary as its functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: assets and liabilities - current rate; equity - historical rates; income and expenses - weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of equity.

Earnings (Loss) per share

Earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding in each period, adjusted retroactively for reverse stock split, stock dividends and stock bonuses issued subsequently. Diluted earnings per share reflects the potential dilution of securities by including other potential common stock equivalents, including stock options and warrants, and convertible securities in the weighted average number of common shares outstanding for the year, if dilutive.

The following table reconciles the denominator to calculate basic and diluted earnings (loss) per share:

	December 31,
	2008	2009	2010
	(in thousands)
Basic number of shares	20,974	19,784	23,971
Add: stock options	—	—	288
convertible notes	—	2,470	2,547

Diluted number of shares	20,974	22,254	26,806

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table reconciles the numerator to calculate basic and diluted earnings per share:

	Year ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss) attributable to ChipMOS	(7,270,245)	(4,418,683)	1,644,732	56,442
Add: interest expense and other income/expenses (net of tax)	—	(703,046)	161,381	5,538

Income (loss) attributable to ChipMOS adjusted for the effects of assumed exercise of options and conversion of notes	(7,270,245)	(5,121,729)	1,806,113	61,980

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

Bonuses to employees, directors and supervisors

Effective January 1, 2008, the Company adopted Interpretation No. 2007-052 issued by the Accounting Research and Development Foundation (No. 2007-052). Prior to adoption of No. 2007-052, bonuses to employees, directors and supervisors were recorded as an appropriation of retained earnings when they are paid out. After the adoption of No. 2007-052, bonuses to employees, directors and supervisors were accrued and recorded in the consolidated statements of operations according to the Company’s Articles of Incorporation.

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

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2010, which was NT$29.14 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Stock	119,027	2,999	103

5.	ALLOWANCE FOR DOUBTFUL RECEIVABLES AND SALES RETURN ALLOWANCES

The changes in the allowances are summarized as follows:

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Balance, beginning of year	260,599	2,433,013	2,936,930	100,787
Additions	2,292,229	1,064,771	73,882	2,535
Reversal	(119,815)	(560,854)	(2,718,181)	(93,280)
Write off	—	—	(30,537)	(1,048)

Balance, end of year	2,433,013	2,936,930	262,094	8,994

The allowance/reversal of allowance for doubtful receivables was recorded in sales and marketing expenses and other non-operating income, respectively. The allowance/reversal of allowance for sales return was recorded in sales discount and returns in net revenue. Included in the reversal of allowance for doubtful receivables were recovery of doubtful receivables from Spansion of NT$2,282,085 thousand (NT$2,186,365 thousand was recovered from the sale of receivable to Citigroup) and ProMOS Technologies Inc. (ProMOS) of NT$432,999 thousand, respectively.

6.	INVENTORIES - NET

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Finished goods	120,280	98,521	3,381
Work in progress	273,912	234,478	8,047
Raw materials	667,936	1,011,539	34,713

	1,062,128	1,344,538	46,141
Less - allowance for losses	(200,064)	(64,734)	(2,222)

	862,064	1,279,804	43,919

The changes in the inventory valuation allowances are summarized as follows:

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Balance, beginning of year	63,772	102,142	200,064	6,866
Additions	41,704	100,150	3,107	107
Reversals	(3,334)	(2,228)	(138,437)	(4,751)

Balance, end of year	102,142	200,064	64,734	2,222

7.	LONG-TERM INVESTMENTS

	December 31,
	2009		2010
	Carrying Value	% of Ownership	Carrying Value		% of Ownership
	NT$		NT$	US$
	(in thousands, except percentage interests)
Equity method:
Ultima Technology Corp. (Ultima Technology)	—	30	—	—	—
Cost method:
Best Home Corp. Ltd. (Best Home)	—	19	—	—	—
DigiMedia Technologies Co., Ltd. (DigiMedia Cayman)	198,666	11	198,666	6,818	11
Validity Sensors Inc.	19,956	—	19,956	685	—
Tashee Golf & Country Club	10	—	10	—	—
Less: Accumulated impairment	(198,666)		(208,095)	(7,141)

	19,966		10,537	362
Investments with no active market:
Bonds	300,000		—	—
Less: current portion	(100,000)		—	—

	219,966		10,537	362

The net income of Ultima Technology for the years ended December 31, 2008, 2009 and 2010 was not accounted for by the Company as the investment was fully impaired since 2006.

The summarized financial information for Ultima Technology is not presented as no financial information is available.

7.	LONG-TERM INVESTMENTS (continued)

The investment in Ultima Technology and Best Home were disposed of in November 2010 and the proceeds were NT$621 thousand and NT$10,363 thousand, respectively.

During 2008, impairment losses of NT$21,517 thousand and NT$198,666 thousand were recognized in respect of investment in Sun Fund Securities Ltd. (Sun Fund) and DigiMedia Cayman.

During 2010, impairment loss of NT$9,429 thousand was recognized in respect of the investment in Validity Sensors Inc.

Since Sun Fund commenced the liquidation, the proceeds of NT$105,000 thousand and NT$13,162 thousand were received in September 2009 and November 2010, respectively. As of December 31, 2010, Sun Fund has completed the liquidation.

The bonds were transferred from ProMOS to offset the receivables from ProMOS. They are recoverable in four installments of NT$100,000 thousand each on June 28 of each year up to June 28, 2012. The bonds carry interest at Chinfon Bank’s one year fixed deposit rate plus 1.375%. NT$201,000 thousand of the bonds were pledged for short-term loans of ChipMOS Taiwan. NT$100,000 thousand was recovered on June 28, 2009. The remaining NT$300,000 thousand was early redeemed on March 17, 2010.

8.	PROPERTY, PLANT AND EQUIPMENT – NET

Accumulated depreciation consists of the following:

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Buildings and auxiliary equipment	3,090,722	2,756,570	94,597
Machinery and equipment	31,448,875	26,603,781	912,964
Furniture and fixtures	906,323	881,180	30,240
Transportation equipment	28,816	25,699	882
Tools	2,635,672	2,452,104	84,149
Leased equipment	52,166	621,244	21,319
Leasehold improvements	1,347	1,527	53

	38,163,921	33,342,105	1,144,204

As of December 31, 2010, certain of the above buildings and machinery were mortgaged as collateral for long-term loans and capital lease payable (Notes 14, 15 and 20).

9.	INTANGIBLE ASSETS – NET

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Land use rights
Cost	118,893	111,621	3,831
Accumulated amortization	(16,071)	(17,356)	(596)

Carrying value	102,822	94,265	3,235

The amortization charge for 2010 amounted to NT$2,399 thousand (2009: NT$2,491 thousand, 2008: NT$2,851 thousand). The weighted average amortization period is 50 years (2009: 50 years). The estimated aggregate amortization charge for the five years ending December 31, 2011, 2012, 2013, 2014 and 2015 amounts to approximately NT$2,400 thousand each year. The land use rights were pledged as collateral for a credit facility (Note 20).

10.	BANK LOANS

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Unsecured loans:
Loans for import of machinery:
JPY37,710 thousand, repayable by March 2010, annual interest at 1.42812%	13,066	—	—
JPY4,190 thousand, repayable by April 2010, annual interest at 1.41015%	1,452	—	—
US$1,458 thousand, repayable by February 2011, annual interest at 1.47992% - 1.55391%	—	42,457	1,458
JPY16,200 thousand, repayable by April 2011, annual interest at 0%	—	5,803	198
US$1,350 thousand, repayable by May 2011, annual interest at 0%	—	39,326	1,350
JPY117,000 thousand, repayable by May 2011, annual interest at 0%	—	41,909	1,438
US$2,968 thousand, repayable by June 2011, annual interest at 2.13531% - 2.14588%	—	86,458	2,968

Loans for import:
US$38 thousand, repayable by June 2010, annual interest at 2.376%	1,200	—	—
JPY183,907 thousand, repayable by January 2010, annual interest at 1.4408% - 1.446%	63,724	—	—
JPY183,719 thousand, repayable by March 2010, annual interest at 1.1117% - 1.426%	63,659	—	—
JPY104,381 thousand, repayable by May 2010, annual interest at 1.39852% - 1.661%	36,168	—	—
US$27 thousand, repayable by January 2011, annual interest at 2.376%	—	787	27
JPY181,115 thousand, repayable by January 2011, annual interest at 1.2611%	—	64,875	2,226
JPY114,262 thousand, repayable by February 2011, annual interest at 1.247357%	—	40,929	1,404

Loans for working capital:
NT$227,050 thousand, repayable by January 2010, annual interest at 3.62% - 3.77%	227,050	—	—
NT$142,500 thousand, repayable by February 2010, annual interest at 2.362%	142,500	—	—
NT$323,000 thousand, repayable by March 2010, annual interest at 2.362%	323,000	—	—
NT$114,000 thousand, repayable by June 2010, annual interest at 2.362% - 3.3%	114,000	—	—
NT$85,500 thousand, repayable by October 2010, annual interest at 2.2%	85,500	—	—

10.	BANK LOANS (continued)

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
NT$190,000 thousand, repayable by December 2010, annual interest at 2.88%	190,000	—	—
NT$332,340 thousand, repayable by January 2011, annual interest at 2.989% - 3.74%	—	332,340	11,405
NT$368,800 thousand, repayable by February 2011, annual interest at 2.462% - 2.498%	—	368,800	12,656
NT$13,680 thousand, repayable by June 2011, annual interest at 3.3%	—	13,680	469
NT$85,500 thousand, repayable by October 2011, annual interest at 2.525%	—	85,500	2,934

Secured loans:

Loans for import:
NT$95,000 thousand, repayable by August 2010, annual interest at 2.6%	95,000	—	—
NT$95,000 thousand, repayable by February 2011, annual interest at 3.125%	—	95,000	3,260

Loans for working capital:
NT$190,000 thousand, repayable by January 2010, annual interest at 3.75% - 4.0%	190,000	—	—
NT$294,500 thousand, repayable by February 2010, annual interest at 3.48%	294,500	—	—
NT$47,500 thousand, repayable by May 2010, annual interest at 2.6%	47,500	—	—
NT$475,000 thousand, repayable by December 2010, annual interest at 2.3256%	475,000	—	—
NT$212,040 thousand, repayable by December 2011, annual interest at 2.488%	—	212,040	7,277
NT$4,747 thousand, repayable by April 2011, annual interest at 3.125%	—	4,747	163
NT$60,000 thousand, repayable by January 2011, annual interest at 1.80% - 1.90%	—	60,000	2,059

	2,363,319	1,494,651	51,292

Unused credit lines of short-term bank loans, as of December 31, 2010, totaled approximately NT$908,363 thousand, which will expire from January 2011 to December 2011.

The weighted average interest rate for bank loans was 2.8424% per annum in 2010 (2009: 2.8% per annum).

Certain short-term loans were secured by time deposits and investments with no active market (Notes 7 and 20).

11.	OTHER PAYABLES – THIRD PARTIES

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Miscellaneous factory expenses	384,487	243,153	8,344
Others	311,635	653,553	22,428

	696,122	896,706	30,772

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Accrued bonus	281,212	345,103	11,843
Others	244,498	645,793	22,162

	525,710	990,896	34,005

13.	CONVERTIBLE NOTES AND DERIVATIVE LIABILITIES

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Convertible notes	554,537	174,138	5,976
Less: current portion	—	(65,834)	(2,259)

Non-current portion	554,537	108,304	3,717

Derivative liabilities - non-current	129,967	96,788	3,321

Convertible notes due 2009 (CN due 2009)

On November 3, 2004, ChipMOS Bermuda issued US$85,000 thousand (NT$2,476,900 thousand) CN due 2009. The CN due 2009 bore interest at 1.75% per annum. The noteholders might convert any outstanding notes into common shares of ChipMOS Bermuda, initially at the conversion price of US$7.85, at any time during the period from the 41st day after the latest original issuance date of the notes to the close of business on the fifth business day before the stated maturity date, subject to prior repurchase or redemption. The conversion price was subject to certain adjustments. On November 3, 2005, the conversion price was adjusted to US$6.28 per share from the initial conversion price of US$7.85 per share, pursuant to the terms of the CN due 2009. The market price of the Company’s stock on November 3, 2005 was US$6.00. There was no fixed discount to the common shares’ market price in relation to conversion. On December 20, 2004, ChipMOS Bermuda repurchased US$699 thousand (NT$20,369 thousand) of the CN due 2009. No conversion had taken place during 2005, 2007 and 2008.

On October 18, 2006, noteholders of CN due 2009 converted US$7,000 thousand (NT$203,980 thousand) in aggregate principal amount into 1,114,649 common shares of ChipMOS Bermuda pursuant to ChipMOS Bermuda’s induced conversion offer, dated October 17, 2006. Pursuant to the induced conversion offer, ChipMOS Bermuda paid approximately US$490 thousand (NT$14,279 thousand) to the converting noteholders.

The noteholders of CN due 2009 had an option to cause ChipMOS Bermuda to repurchase for cash all or a portion of the notes on November 3, 2006 at a repurchase price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest to, but excluding, the date of repurchase (put option). On November 3, 2006, ChipMOS Bermuda repurchased US$6,300 thousand (NT$183,582 thousand) CN due 2009 pursuant to the put option. After November 3, 2006, noteholders may cause ChipMOS Bermuda to repurchase the CN due 2009 only upon the occurrence of certain fundamental changes.

During 2008, ChipMOS Bermuda repurchased CN due 2009 US$2,000 thousand (NT$58,280 thousand), US$11,000 thousand (NT$320,540 thousand), and US$2,000 thousand (NT$58,280 thousand) on August 29, September 9, and December 2, respectively.

13.	CONVERTIBLE NOTES AND DERIVATIVE LIABILITIES (continued)

On October 21, 2009, ChipMOS Bermuda entered into an exchange transaction with a noteholder holding in an aggregate principal amount of US$45,000 thousand of the CN due 2009 (see CN due 2014 below). The exchange transaction was accounted for as an extinguishment of debt. A gain of NT$412,337 thousand was recorded as non-operating income in the statement of operations. On November 3, 2009, ChipMOS Bermuda repaid the remaining outstanding CN due 2009 in aggregate principal amount of US$2,001 thousand (NT$58,309 thousand) plus accrued and unpaid interest at maturity to the remaining noteholders.

The exercise price and the number of common shares converted of the CN due 2009 have not been adjusted for the reverse stock split as it matured on November 3, 2009.

Convertible notes due 2011 (CN due 2011)

On September 29, 2006, ChipMOS Bermuda issued US$100,000 thousand (NT$2,914,000 thousand) CN due 2011. The CN due 2011 bear interest at 3.375% per annum. The noteholders may convert any outstanding notes into common shares of ChipMOS Bermuda, initially at the conversion price of US$27.40, at any time during the period from the 41st day after the latest original issuance date of the notes to the close of business on the fifth business day before the stated maturity date, subject to prior repurchase or redemption. The conversion price will be subject to certain adjustments. No conversion has taken place during 2006 to 2010. On November 29, 2007, ChipMOS Bermuda repurchased US$1,000 thousand (NT$29,140 thousand) of CN due 2011.

On May 23, 2008, ChipMOS Bermuda repurchased US$1,415 thousand (NT$41,233 thousand) of CN due 2011. On June 2, June 13, June 17, and June 30 2008, ChipMOS Bermuda repurchased US$5,000 thousand (NT$145,700 thousand), US$8,660 thousand (NT$252,352 thousand), US$1,000 thousand (NT$29,140 thousand), and US$2,000 thousand (NT$58,280 thousand) of CN due 2011, respectively.

The noteholders of CN due 2011 have an option to cause ChipMOS Bermuda to repurchase for cash all or a portion of the notes on September 29, 2008 at a repurchase price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest to, but excluding, the date of repurchase (put option). On September 29, 2008, ChipMOS Bermuda repurchased aggregate principal US$78,665 thousand (NT$2,292,298 thousand) pursuant to the put option offer. After September 29, 2008, noteholders may cause ChipMOS Bermuda to repurchase the CN due 2011 only upon the occurrence of certain fundamental changes.

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

Convertible notes due 2014 (CN due 2014)

On October 21, 2009, ChipMOS Bermuda completed an exchange transaction with a noteholder of CN due 2009 in an aggregate principal amount of US$45,000 thousand for US$15,300 thousand (NT$445,842 thousand) in cash and US$15,750 thousand (NT$458,955 thousand) in new convertible notes of ChipMOS Bermuda due October 21, 2014. The CN due 2014 bear interest at 10% per annum (10%CN due 2014). In connection with the exchange transaction, the Company recorded a gain of NT$412,337 thousand. The gain was recorded in non-operating income in the statement of operations in 2009.

The noteholder may convert any outstanding notes into common shares of ChipMOS Bermuda, initially at the conversion price of US$6.00 per share, at any time during the period from the 41st day after the closing date to the close of business on the tenth business day prior to the stated maturity date, subject to prior repurchase or redemption (Conversion) The conversion price will be subject to certain adjustment. In addition to the common shares issuable upon conversion, an amount equal to the sum of any make-whole amount and any accrued and unpaid interest relating to the portion of the notes being converted is paid to the converting holder. Make-whole amount is the amount of interest that would have accrued with respect to applicable conversion date, change of control repurchase date or redemption date, as the case may be, until the stated maturity, discounted to present value using the published yield on treasury notes of the U.S. Federal Government having a comparable remaining tenor on the determination date plus 50 basis points; provided, however, the additional 50 basis points shall not be added if the applicable treasury note rate is greater than two percent (2%); in each case, the make-whole amount shall be calculated by the Company. At any time after the issuance date, if (i) the closing sale price of the common shares on an eligible market exceeds two hundred percent (200%) of the conversion price then in effect for a period of 20 consecutive trading days ending on the fifth trading day immediately preceding the company conversion notice date, (ii) the average daily trading volume of the common shares trading on an eligible market over such company conversion measuring period equals or exceeds one percent (1%) of the then outstanding common shares and (iii) no equity conditions failure has occurred and is continuing, the Company shall have the right to convert some or all of the outstanding principal amount of the Convertible Instruments as designated in a company conversion notice on the company conversion date. (Company conversion)

13.	CONVERTIBLE NOTES AND DERIVATIVE LIABILITIES (continued)

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

On December 29, 2009, ChipMOS Bermuda issued US$5,120 thousand (NT$149,197 thousand) CN due 2014 which bear interest at 8% per annum (8%CN due 2014). The terms of 8%CN due 2014 are the same as 10%CN due 2014 except the conversion price, coupon rate and the maturity date. The conversion price of 8%CN due 2014 is US$5.00 per share and the coupon rate is 8%. The maturity date is December 29, 2014.

During 2010, the noteholder of 10%CN due 2014 converted all 10%CN due 2014 into 2,625 thousand common shares of the Company. In connection with the make-whole clause, the Company issued 1,956 thousand common shares to the noteholder as interest payment of US$6,872 thousand (NT$200,250 thousand).

During 2010, noteholders of 8%CN due 2014 converted US$2,000 thousand (NT$58,280 thousand) in aggregate principal amount into 400 thousand common shares of our Company. In connection with the make-whole clause, the Company issued 106 thousand common shares to the noteholders as interest payment of US$702 thousand (NT$20,456 thousand).

Convertible notes due 2015 (CN due 2015)

On March 8 and 16, 2010, ChipMOS Bermuda issued US$1,500 thousand (NT$43,710 thousand) and US$3,000 thousand (NT$87,420 thousand) CN due 2015, respectively, which bear interest at 8% per annum. The terms of CN due 2015 are the same as CN due 2014 except the conversion price, coupon rate and maturity date. The conversion price of CN due 2015 is US$5.0 per share and the coupon rate is 8%. The maturity date is March 8, 2015 and March 16, 2015, respectively.

In May 2010, noteholders of CN due 2015 converted US$3,000 thousand (NT$87,420 thousand) in aggregate principal amount into 600 thousand common shares of our Company. In connection with the make-whole clause, the Company issued 248 thousand common shares to the noteholders as interest payment of US$1,133 thousand (NT$33,016 thousand).

In accordance with ROC SFAS No. 34, the notes are recorded as liabilities using the effective interest method. The Company bifurcated the Conversion and Company conversion features from the CN due 2014 and 2015 and recorded the embedded derivatives as derivative liabilities at fair value. The fair value of the derivative liabilities was determined using the Binomial Lattice model. The Redemption feature is clearly and closely related to the notes as the redemption payoff by the Company is the debt plus unpaid and accrued interest and make-whole amount.

14.	LONG-TERM LOANS

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Syndicated bank loans within guarantee provided by ChipMOS Taiwan, repayable annually from August 2009 to August 2011, interest at floating rate (1.26219% and 1.28438% as of December 31, 2009 and 2010, respectively)	2,144,929	642,317	22,043
Syndicated bank loans collateralized by equipment, repayable quarterly from June 2005 to December 2010, interest at floating rate (1.065% as of December 31, 2009)	107,826	—	—
Syndicated bank loans collateralized by equipment, repayable semi-annually from November 2006 to May 2012, interest at floating rate (2.85% and 2.97% as of December 31, 2009 and 2010, respectively)	356,250	317,287	10,888
Syndicated bank loans collateralized by buildings, repayable in September 2011, interest at floating rate (2.355% and 2.475% as of December 31, 2009 and 2010, respectively)	475,000	450,000	15,443
Syndicated bank loans repayable quarterly from March 2009 to September 2011, interest at floating rate (2.505% and 2.625% as of December 31, 2009 and 2010, respectively)	356,250	337,500	11,582
Bank loans, repayable quarterly from February 2006 to November 2011, interest at fixed rate of 4.69%	118,750	112,500	3,861
Bank loans collateralized by equipment, repayable quarterly from March 2006 to December 2010, interest at floating rate (1.28% as of December 31, 2009)	88,000	—	—
Syndicated bank loans collateralized by equipment, repayable semi-annually from April 2008 to April 2013, interest at floating rate (2.2% and 2.2% as of December 31, 2009 and 2010, respectively)	4,071,429	3,814,190	130,892
Syndicated bank loans collateralized by equipment, repayable semi-annually from June 2010 to December 2013, interest at floating rate (2.2% and 2.2% as of December 31, 2009 and 2010, respectively)	2,100,000	1,995,000	68,463
Bank loans collateralized by equipment, repayable quarterly from September 2008 to June 2013, interest at floating rate (3.41% and 3.53% as of December 31, 2009 and 2010, respectively)	237,500	225,000	7,721
Bank loans repayable quarterly from December 2008 to September 2013, interest at floating rate (2.2% and 2.2% as of December 31, 2009 and 2010, respectively)	261,250	247,500	8,493

14.	LONG-TERM LOANS (continued)

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Bank loans collateralized by equipment, repayable quarterly from December 2007 to December 2011, interest at floating rate (2.2% and 2.2% as of December 31, 2009 and 2010, respectively)	168,625	159,750	5,482
Bank loans collateralized by buildings, repayable semi-annually from June 2009 to December 2015, interest at floating rate (2.2% and 2.2% as of December 31, 2009 and 2010, respectively)	760,000	720,000	24,708
Bank loans collateralized by equipment, repayable quarterly from September 2009 to March 2012, interest at floating rate (2.2% and 2.2% as of December 31, 2009 and 2010, respectively)	285,000	263,395	9,039
Bank loans, repayable quarterly from March 2010 to December 2014, interest at floating rate (2.2% and 2.2% as of December 31, 2009 and 2010, respectively)	100,000	95,000	3,260
Bank loans collateralized by buildings, repayable semi-annually from January 2010 to July 2012, interest at floating rate (2.2% and 2.2% as of December 31, 2009 and 2010, respectively)	300,000	285,000	9,780
Bank loans collateralized by equipment, repayable quarterly from May 2007 to February 2012, interest at floating rate (2.016% - 2.112% and 2.182% - 2.311% as of December 31, 2009 and 2010, respectively)	862,450	479,139	16,443
Bank loans repayable quarterly from April 2011 to January 2015, interest at floating rate (1.86% as of December 31, 2010)	—	200,000	6,864
Bank loans repayable quarterly from March 2011 to December 2012, interest at floating rate ( 3.75% as December 31, 2010)	—	68,400	2,347
Bank loans repayable quarterly from March 2011 to December 2012, interest at fixed rate ( 4.00% as December 31, 2010)	—	32,983	1,132
Bank loans, repayable quarterly from March 2011 to December 2012, interest at floating rate (2.458% as December 31, 2010)	—	68,400	2,347
Bank loans, repayable quarterly from March 2011 to December 2012, interest at floating rate ( 2.3256% as December 31, 2010)	—	39,000	1,338
Bank loans, repayable quarterly from March 2011 to December 2012, interest at floating rate (1.214% as December 31, 2010)	—	13,510	464

	12,793,259	10,565,871	362,590
Less - current portion	(1,553,949)	(4,925,739)	(169,037)

	11,239,310	5,640,132	193,553

Unused credit lines of long-term bank loans as of December 31, 2010 totaled approximately NT$500,000 thousand.

Under syndicated bank loans facility agreements, ChipMOS Bermuda, ChipMOS Taiwan and ThaiLin are required to maintain certain financial ratios. ThaiLin was waived from compliance of the times interest earned ratio requirement for 2009, and ChipMOS Taiwan was waived from compliance of the financial ratio requirements for 2009 and 2010. ThaiLin was in compliance with the financial ratio requirements as of December 31, 2010.

14.	LONG-TERM LOANS (continued)

Pursuant to a bank creditors meeting and the approval notice from Standard Chartered Bank on February 9, 2010, ChipMOS Bermuda, as borrower, and ChipMOS Taiwan, as guarantor were waived from compliance of the financial ratio requirements as of December 31, 2008 and December 31, 2009

As of December 31, 2010, certain land and buildings and machinery were mortgaged as collateral for the long-term loans (Note 20).

On January 14, 2009, a meeting was arranged by ChipMOS Taiwan with all the banks that have loans due in 2009 to 2013 for an extension of repayments and amendments on other terms and conditions on these loans (“amendments”). A bank creditors’ meeting hosted by Bank of Taiwan, the largest bank creditor, was held on February 13, 2009 to discuss ChipMOS Taiwan’s request for an extension of loan repayment and amendments. At the meeting, it was resolved that the extension of loan repayment and amendments be approved and applicable to all bank creditors with loans due in 2009 to 2013 once the bank creditors with loans due in 2009 to 2013 whose loans aggregated over 50% of the total bank loans due in 2009 to 2013 agreed. On April 6, 2009, Bank of Taiwan issued a letter to ChipMOS Taiwan informing ChipMOS Taiwan that the bank creditors whose loan amounts aggregated over 50% of the total bank loans due in 2009 to 2013 formally agreed to the extension of loan repayment and amendments.

In April 2009, ChipMOS Bermuda applied to Standard Chartered Bank for the waiver of financial covenants of borrower and guarantor. In February 2010, Standard Chartered Bank issued a notice to ChipMOS Bermuda informing ChipMOS Bermuda that majority lenders approval had been obtained to the waiver request.

On March 4, 2010, a meeting was arranged by ChipMOS Bermuda with Standard Chartered Bank as lead banker of the syndicated loan of US$74,500 thousand (NT$2,170,930 thousand). The Company’s application for early repayment of the outstanding loan in four installments was approved in April 2010 without penalty. The last installment was repaid in January 2011.

On November 18, 2010 a meeting was hosted by Bank of Taiwan, the largest bank creditor, to discuss ChipMOS Taiwan’s request for an extension of repayment for short-term loans of NT$1,467,571 thousand (US$50,363 thousand). Over 50% of the banks agreed by December 27, 2010 and the repayment of short-term loans were extended to December 31, 2012 but with quarterly repayment starting from March 31, 2011. The key extended repayment terms and conditions include: agreement by ChipMOS Taiwan to repay 20% of the outstanding short-term loans on December 31, 2010 and to repay the balance in eight installments by setting aside NT$50,000 thousand per month with Bank of Taiwan from January 2011 till December 2012.

In the same meeting, ChipMOS Taiwan also agreed to set aside NT$300,000 thousand per month for 2011, NT$270,000 thousand per month for 2012 and NT$150,000 thousand per month for 2013 with Bank of Taiwan for the long-term loan repayment.

Future minimum principal payments under the long-term loans as of December 31, 2010 are as follows:

	Amount
	NT$	US$
	(in thousands)
2011	4,925,739	169,037
2012	3,358,443	115,252
2013	1,874,189	64,317
2014	235,000	8,064
2015	172,500	5,920

	10,565,871	362,590

15.	CAPITAL LEASES PAYABLE

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Capital leases payable	2,275,005	1,453,791	49,890
Less: current portion	(821,214)	(822,047)	(28,210)

Non-current portion	1,453,791	631,744	21,680

ChipMOS Taiwan originally leased some equipment under operating leases. As part of the plan to remediate the financial difficulty, ChipMOS Taiwan negotiated with the lessors and converted the leases of certain equipment into capital leases in November 2009. The capital leases mature from 2012 to 2013 and have buy-out options but they cannot be renewed, terminated or refunded. The leased equipment and the corresponding capital leases payable are recorded at the lower of the fair value of the leased equipment and the present value of the minimum lease payments of such assets. The capital leases are repayable in quarterly instalments and carry interest at floating rates of 3.9567% - 3.9609% and 4.0888% - 4.0973% as of December 31, 2009 and 2010, respectively.

As of December 31, 2010, the cost and accumulated depreciation of the leased equipment amounted to NT$2,149,768 thousand and NT$621,244 thousand, respectively. The depreciation charge for the year amounted to NT$569,078 thousand.

Future minimum lease payments under the capital leases as of December 31, 2010 are as follows:

	Amount
	NT$	US$
	(in thousands)
2011	822,047	28,210
2012	573,659	19,687
2013	58,085	1,993

	1,453,791	49,890

Under the capital leases, ChipMOS Taiwan is required to maintain certain financial ratios, starting from 2010. As of December 31, 2010, ChipMOS Taiwan was in compliance.

ChipMOS Taiwan obtained permission from the syndicated loan borrowers (see Note 14 above) and pledged certain land and buildings and equipment to the above lessors (Note 20). ChipMOS Taiwan also placed 104,695 thousand shares of ThaiLin under the custody of Bank of Taiwan.

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

Taiwan has a new pension scheme law effective July 1, 2005. The new pension scheme is a defined contribution scheme. All new employees who join or joined ChipMOS Taiwan and ThaiLin on or after July 1, 2005 must participate in the new scheme. Existing employees can choose to stay with the old scheme or to join the new scheme. Under the new scheme, ChipMOS Taiwan and ThaiLin are required to contribute 6% of the employees’ salaries into the employees’ own pension fund accounts managed by the government.

The employees of ChipMOS Shanghai are required to participate in a central pension scheme operated by the local municipal government. Contributions are made based on a percentage of the employees’ salaries and bonuses, if applicable, and are charged to the income statement as incurred.

16.	PENSION PLAN (continued)

Certain pension information is as follows:

a.	Net pension cost

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Service cost	1,585	1,518	1,325	45
Interest cost	12,395	11,340	12,292	422
Projected return on plan assets	(7,865)	(6,857)	(5,140)	(176)
Amortization	53	53	53	2
Curtailment loss	6,666	7,362	8,149	280

	12,834	13,416	16,679	573

b.	Reconciliation of the fund status of the plan and accrued pension cost

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Actuarial present value of benefit obligations
Vested benefit obligation	506	506	486	17
Nonvested benefit obligation	236,480	245,276	304,253	10,441

Accumulated benefit obligation	236,986	245,782	304,739	10,458
Additional benefits based on future salaries	261,269	300,603	359,728	12,344

Projected benefit obligation	498,255	546,385	664,467	22,802
Plan assets at fair value	(291,532)	(314,992)	(343,823)	(11,799)

Projected benefit obligation in excess of Plan assets	206,723	231,393	320,644	11,003
Unrecognized net transition obligation	(504)	(451)	(398)	(14)
Unrecognized prior service cost	4,617	4,411	4,205	144
Unrecognized net gain	(218,665)	(251,471)	(347,611)	(11,928)

Prepaid pension	(7,829)	(16,118)	(23,160)	(795)

c.	Actuarial assumptions

	2008	2009	2010
Discount rate used in determining present values	2.38%	2.38%	1.88%
Future salary increase rate	4.25%	4.25%	4.25%
Expected rate of return on plan assets	2.38%	1.88%	2.00%

d.	Changes in pension fund

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Company contributions	32,780	21,705	23,844	818

Payment of benefits	—	—	—	—

17.	SHAREHOLDERS’ EQUITY

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

17.	SHAREHOLDERS’ EQUITY (continued)

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

The following table summarizes information about stock options outstanding at December 31, 2010.

Year of Grant	Exercise Price	Number Outstanding	Market Price at Grant	Market Price at Year End	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after
	US$		US$	US$
2006	19.244 ~ 22.882	380,513	22.64 ~ 26.92	6.12	13,500 August 2006	93,552 August ~ December 2007	91,227 August ~ December 2008	91,227 August ~ December 2009	91,007 August ~ December 2010
2007	14.552 ~ 25.908	342,492	17.12 ~ 30.48	6.12	13,500 August 2007	82,839 January ~ December 2008	82,839 January ~ December 2009	82,824 January ~ December 2010	80,490 January ~ December 2011
2008	0.748 ~ 11.9	802,147	0.88 ~ 14.00	6.12	17,500 August ~ November 2008	198,944 January ~ December 2009	199,181 January ~ December 2010	194,401 January ~ December 2011	192,121 January ~ December 2012
2009	0.8528 ~ 2.55	430,320	1.0032 ~ 3.00	6.12	25,097 August ~ November 2009	92,124 January ~ November 2010	104,367 January ~ November 2011	104,366 January ~ November 2012	104,366 January ~ November 2013
2010	2.448 ~ 5.474	158,582	2.88 ~ 6.44	6.12	21,250 August 2010	36,208 January ~ September 2011	33,708 January ~ August 2012	33,708 January ~ August 2013	33,708 January ~ August 2014

		2,114,054

Commencing from January 1, 2008, the Company has applied SFAS No. 39 for stock options issued to employees in accounting for its stock option plans. Therefore, NT$371,095 thousand (US$12,735 thousand) of compensation expense has been recognized with NT$43,874 thousand (US$1,506 thousand) (2009: NT$90,600 thousand) being accounted for through the statement of operations. The Company issued 160,660 (2009: 494,394) stock options in 2010 to its employees. In 2010, 212,049 (2009: 174,295) stock options were forfeited, 353,800 (2009: 96,250) stock options were expired and 19,246 (2009: nil) stock options were exercised, leaving 2,114,054 (2009: 2,538,489) stock options outstanding at December 31, 2010.

17.	SHAREHOLDERS’ EQUITY (continued)

Share Appreciation Rights

The share appreciation rights plan provides that the directors, officers and employees of ChipMOS Bermuda and its affiliates may be granted cash-settled share appreciation rights.

The following table summarizes information about share appreciation rights outstanding at December 31, 2010.

Year of Grant	Exercise Price	Number Outstanding	Market Price at Grant	Market Price at Year End	Number Exercisable on Or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after
	US$		US$	US$
2006	19.244 ~ 22.882	186,523	22.64 ~ 26.92	6.12	46,729 August ~ December 2007	46,723 August ~ December 2008	46,723 August ~ December 2009	46,348 August ~ December 2010
2007	14.552 ~ 25.908	72,375	17.12 ~ 30.48	6.12	18,375 January ~ December 2008	18,375 January ~ December 2009	18,375 January ~ December 2010	17,250 January ~ December 2011
2008	0.748 ~ 11.9	99,619	0.88 ~ 14.00	6.12	25,284 January ~ December 2009	25,281 January ~ December 2010	24,527 January ~ December 2011	24,527 January ~ December 2012
2009	0.884 ~ 2.55	251,742	1.04 ~ 3.00	6.12	53,973 January ~ August 2010	65,923 January ~ August 2011	65,923 January ~ August 2012	65,923 January ~ August 2013
2010	2.448 ~ 3.06	17,248	2.88 ~ 3.6	6.12	4,312 March ~ August 2011	4,312 March ~ August 2012	4,312 March ~ August 2013	4,312 March ~ August 2014

		627,507

During the year, 18,625 (2009:293,265) rights were granted, 89,300 (2009: 51,165) rights were forfeited and 15,300 (2009: nil) rights were exercised. As of December 31, 2010, there were 627,507 (2009: 713,482) share appreciation rights outstanding.

The Company recognized compensation expense of NT$27,809 thousand (US$954 thousand) (2009: NT$11,025 thousand) in respect of share appreciation rights at fair value.

18.	INCOME TAX EXPENSE

a.	A reconciliation of income tax expense – current before tax credits and income tax expense on income (loss) before income tax at statutory rates is shown below:

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Tax on pretax income (loss) at 0%	—	—	—	—
Tax on pretax income (loss) at applicable statutory rates	(1,117,426)	(1,322,415)	538,998	18,497
Tax effect:
Losses carried forward	227,739	1,088,819	(61,646)	(2,115)
Tax exempt income	134,173	—	—	—
Permanent differences	460,272	(105,083)	(183,426)	(6,295)
Temporary differences	647,470	346,995	(256,756)	(8,811)

Income tax expense - current before tax credits	352,228	8,316	37,170	1,276

The ROC statutory tax rate for 2008, 2009 and 2010 were 25%, 25% and 17%, respectively.

The PRC statutory rate for 2008 onwards was 25%.

18.	INCOME TAX EXPENSE (BENEFIT) (continued)

b.	Income tax expense consists of:

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Income tax expense - current before tax credits	352,228	8,316	37,170	1,276
Additional 10% on the unappropriated earnings	166,318	—	—	—
Income tax credits	(165,909)	—	(9,445)	(324)
Separate and foreign income tax	—	—	—	—

Income tax for the current year	352,637	8,316	27,725	952
Net change in deferred income tax assets (liabilities) for the year
Tax credits	(22,867)	4,080	515,421	17,688
Temporary differences	(647,470)	(310,264)	289,610	9,938
Losses (recognized) utilized	(227,739)	(1,088,819)	82,057	2,816
Valuation allowances	867,948	804,420	(1,124,766)	(38,599)
Deferred tax effect of change in tax rate	—	139,526	80,935	2,777
Adjustment of prior years’ taxes	(201,717)	22,079	29,658	1,018

Income tax expense (benefit)	120,792	(420,662)	(99,360)	(3,410)

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

In accordance with the relevant tax rules and regulations in the PRC, ChipMOS Shanghai enjoys income tax exemptions for the first two profitable years and 50% reductions for the following three years. Tax losses can only be carried forward for five years. ChipMOS Shanghai is subject to PRC income tax at 25% since January 1, 2009.

c.	Deferred income tax assets and liabilities are summarized as follows:

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Net current deferred income tax assets:
Unrealized foreign exchange losses	3,200	25,248	866
Tax credits	552,781	285,891	9,811
Loss of market price decline and obsolete and slow-moving inventories	36,969	10,430	358
Unrealized loss on sale allowances	22,791	31,932	1,096
Allowance for doubtful receivables	554,152	11,013	378
Others	7,406	4,768	163

	1,177,299	369,282	12,672
Less: Valuation allowances	(820,989)	(90,571)	(3,107)

	356,310	278,711	9,565

Net non-current deferred income tax (liabilities) assets:
Losses carried forward	1,445,742	1,178,333	40,437
Tax credits	412,308	163,777	5,620
Depreciation differences	(368,862)	(93,342)	(3,203)
Unrealized impairment loss on idle fixed assets	8,387	13,114	450
Others	294,474	236,306	8,109

	1,792,049	1,498,188	51,413
Less: Valuation allowances	(1,578,683)	(1,080,257)	(37,071)

	213,366	417,931	14,342

The deferred income tax components are measured at respective applicable statutory rates as of December 31, 2009 and 2010 of 20% and 17%, respectively for ChipMOS Taiwan and ThaiLin and 25% for ChipMOS Shanghai.

18.	INCOME TAX EXPENSE (BENEFIT) (continued)

d.	The balance and year of expiry of unused investment tax credits and losses carried forward as of December 31, 2010 are as follows:

Year of expiry	R & D expenditures	Machinery and equipment	Losses carried forward
	NT$	NT$	NT$
	(in thousands)
2011	65,571	220,320	85,378
2012	52,448	38,599	112,994
2013	31,470	17,609	129,843
2014	—	23,651	94,180
2015	—	—	46,856
2018	—	—	42,603
After 2018	—	—	666,479

	149,489	300,179	1,178,333

The deferred tax assets relate to investment tax credits on research and development expenditure and purchases of machinery and equipment which will expire from 2011 to 2014. Under ROC tax regulations, tax credits can be utilized to reduce current income tax obligations only to the extent of 50% of such income tax obligations except in the year when such tax credits will expire, in which case, the entire amount of expiring tax credits may be utilized to reduce the current income tax obligation. The foregoing limitation on the utilization of tax credits, the expiry dates of the tax credits, the level of tax credits expected to be generated from future operations and the level of non-taxable income attributable to the four-year income tax holiday on capacity expansion led management to conclude that it is unlikely that these investment tax credits will be fully realized. Losses carried forward can be used to deduct current income tax obligations up to the extent of taxable income and will expire after ten years if not fully utilized by the Company. Accordingly, a valuation allowance on deferred tax assets is recognized as of December 31, 2009 and 2010.

The tax losses of ChipMOS Shanghai will expire after five years.

e.	According to ROC tax law, ChipMOS Taiwan’s and ThaiLin’s unappropriated earnings generated in 1998 and thereafter are subject to a tax of 10% in the year when the shareholders resolve that such earnings shall be retained. The retained earnings as of December 31, 2009 and 2010 consist of:

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Before 1998	—	—	—
1998 and thereafter	(2,815,527)	2,593,408	88,998

	(2,815,527)	2,593,408	88,998

The income tax returns of ChipMOS Taiwan and ThaiLin through 2007 and 2008, respectively, have been assessed by the tax authorities.

19.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	MVI: A major shareholder.

b.	DenMOS Technology Inc. (DenMOS): An investee of MVI.

c.	ProMOS: An investee of MVI.

d.	SPIL: A major shareholder.

19.	RELATED PARTY TRANSACTIONS (continued)

The significant transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
During the year
Revenue
ProMOS	3,114,149	667,800	2,033,342	69,778
DenMOS	8,776	911	—	—
SPIL	—	195	—	—

	3,122,925	668,906	2,033,342	69,778

Purchases of materials
ProMOS	164,609	—	—	—

Other expenses
MVI	148	148	148	5
DenMOS	—	1	—	—
SPIL	—	—	766	26

	148	149	914	31

Other revenue
ProMOS	—	26,800	412	14

Interest income
ProMOS	252	1,183	—	—

		December 31,
		2009	2010
		NT$	NT$	US$
		(in thousands)
At the end of year

Accounts receivable
ProMOS		—	259,415	8,902
SPIL		205	—	—

Less: Allowances for doubtful receivables		—	(1,433)	(49)

		205	257,982	8,853

Other receivables
ProMOS		463,536	66,378	2,278
Less: Allowances for doubtful receivables		(463,536)	—	—

		—	66,378	2,278

Advance receipts
ProMOS		1,947	—	—

Other payables
MVI		26	13	1

Payables to contractors and equipment suppliers
SPIL		—	490,000	16,815

19.	RELATED PARTY TRANSACTIONS (continued)

18%, 5% and 12% of the Company’s 2008, 2009 and 2010 sales were made to ProMOS. The price was agreed upon quarterly, based on the then fair market price. The collection term for ProMOS was originally 75 days after month end. On November 13, 2008, ChipMOS Taiwan and ProMOS revised the subcontracting contract by requiring ProMOS to provide wafers with a value of 80% of the subcontracting fee as collateral. Effective March 2009, ChipMOS Taiwan started to request prepayments from ProMOS. In May 2010, the collection term was revised to 30 days after delivery and it was further revised to 45 days after delivery in October 2010. In September 2008, ThaiLin revised the collection term for ProMOS from 75 days to 105 days after month end. In April 2009, ThaiLin started to request prepayments from ProMOS. In June 2010, the collection term was revised to 30 days after delivery.

Other related parties have normal collection terms of 60 days after month end. The selling price is the same as for other customers.

The payment terms for purchases from related parties are the same as those from other suppliers.

In 2008, ProMOS used its machinery of NT$407,460 thousand, and bonds of NT$250,000 thousand and NT$400,000 thousand, to settle the payable to ChipMOS Taiwan.

In 2009, ProMOS used 1,015 thousand shares of ChipMOS Bermuda to settle the other receivables of NT$30,000 thousand and accounts receivable of NT$24,851 thousand.

On December 29, 2009, a director of the Company purchased NT$29,140 thousand (US$1,000 thousand) 8%CN due 2014 (Note 13).

As of December 31, 2009, other receivables from ProMOS amounted to NT$408,999 thousand and 100% allowance was made by ChipMOS Taiwan. NT$7,000 thousand was received by April 2010. Under the amended subcontracting contract ProMOS paid ChipMOS Taiwan NT$200,000 thousand in May 2010. The remaining NT$201,999 thousand will be paid in nine monthly installments ending on March 15, 2011. Nine post-dated checks were received. As of December 31, 2010, ChipMOS Taiwan received NT$335,999 thousand and the related allowance of NT$408,999 thousand was reversed to other non operating income.

As of December 31, 2009, other receivables from ProMOS amounted to NT$54,537 thousand (US$1,872 thousand) and 100% allowance was made by ThaiLin. In June 2010, ThaiLin agreed a settlement with ProMOS in the amount of NT$24,000 thousand and it was collected during the year. The allowance of NT$24,000 thousand was reversed to other non-operating income.

In February 2010, ChipMOS Taiwan has entered into an Equipment Purchase Agreement with SPIL to purchase SPIL’s DRAM test and LCD driver assembly and test operation lines with purchase price of approximately NT$1,630,580 thousand (US$55,957 thousand). Under the terms and conditions of the Equipment Purchase Agreement, ChipMOS Taiwan will pay the purchase price in four installments to SPIL with the final installment scheduled to be paid on or before March 31, 2011. As of December 31, 2010, the unpaid was NT$ 490,000 thousand and it was paid in January 2011.

At the same time, ChipMOS Bermuda has also entered into a Share Purchase Agreement with SPIL to sell to SPIL its holding of 133,000 thousand common shares of ChipMOS Taiwan with a consideration of NT$1,630,580 thousand (US$55,957 thousand). Under the terms and conditions of the Share Purchase Agreement, SPIL will pay the purchase price in four installments to the Company with the final installment scheduled to be paid on or about March 31, 2011. As of December 31, 2010, SPIL has acquired 93,033 thousand common shares of ChipMOS Taiwan. The transaction was completed in January 2011.

The Company consults its ROC counsel on certain related party transactions and obtains legal opinions, as appropriate, to ensure that such transactions do not violate relevant ROC laws and regulations.

20.	PLEDGED OR MORTGAGED ASSETS

The Company provided certain assets as collateral mainly for short and long-term bank loans, capital leases and customs duty guarantee, which were as follows:

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Restricted cash and cash equivalent	243,849	546,807	18,765
Investments with no active market	201,000	—	—
Land	452,738	452,738	15,537
Buildings	5,447,920	6,270,155	215,173
Machinery and Equipment	10,086,997	6,345,521	217,760
Leased equipment	2,311,002	1,636,115	56,147
Land use right	—	94,265	3,235

	18,743,506	15,345,601	526,617

21.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

a.	As of December 31, 2010, ChipMOS Taiwan leased parcels of land from the Hsinchu and Tainan Science Park under several agreements expiring on various dates from 2017 to 2026, with renewal options.

The future minimum lease payments under the above-mentioned leases as of December 31, 2010 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2011	24,126	828
2012	23,142	794
2013	23,142	794
2014	23,142	794
Thereafter	122,723	4,212

Total minimum lease payments	216,275	7,422

b.	As of December 31, 2010, ChipMOS USA leased its office under an agreement expiring in 2015. The future minimum lease payments as of December 31, 2010 are as follow:

Year	Amount
	NT$	US$
	(in thousands)
2011	2,939	101
2012	3,030	104
2013	2,944	101
2014	2,854	98
2015	2,940	101

Total minimum lease payments	14,707	505

c.	As of December 31, 2010, ChipMOS Taiwan had capital commitments in relation to purchase of plant and machinery in the amount of NT$816,900 thousand (US$28,034 thousand).

d.	As of December 31, 2010, ThaiLin had capital commitments in relation to purchase of plant and machinery in the amount of NT$10,419 thousand (US$358 thousand).

e.	As of December 31, 2010, ChipMOS Shanghai had capital commitments in relation to purchase of plant and machinery in the amount of NT$50,427 thousand (US$1,731 thousand).

21.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES (continued)

f.	On April 1, 1999, Motorola, Inc. (“Motorola”) and ChipMOS Taiwan entered into an immunity agreement (the “Agreement”), that each party covenanted not to sue each other for the use of certain Ball Grid Array (“BGA”) patents pursuant to the Agreement. In December 2004, Motorola spun off its semiconductor division and thereby formed Freescale Semiconductor, Inc. (“Freescale”). Subsequently, Freescale assumed Motorola’s rights and obligations under the Agreement. On October 16, 2006, Freescale unilaterally terminated the Agreement, alleging ChipMOS Taiwan breach of the Agreement. Under the Agreement, ChipMOS Taiwan agreed to pay running royalties for its manufacturing of certain BGA packages covered by Motorola (now Freescale) patents pursuant to the Agreement. As such, ChipMOS Taiwan argued Freescale’s unilateral termination of the Agreement has no legal effect. ChipMOS Taiwan has continued to accrue royalty payments for products it believes are covered by the Agreement. The payments previously returned by Freescale and accrued by ChipMOS Taiwan have been deposited in a separate escrow account. On July 13, 2009, Freescale alleged that ChipMOS Taiwan breached the Agreement by failing to pay royalties on certain BGA packages assembled by ChipMOS Taiwan. Freescale claims that such packages are covered by one or more Freescale patents identified in the Agreement while ChipMOS Taiwan contends that such packages are not covered by any of Freescale’s patents in the Agreement. ChipMOS Taiwan filed an answer to deny all allegations and also filed counterclaims against Freescale alleging Freescale for engaging in patent misuse by seeking to obtain royalties on certain of ChipMOS Taiwan’s BGA products that were not covered by any Freescale patent included under the Agreement, and for declaratory judgement of patent non-infringement and invalidity. In response, on December 11, 2009, Freescale filed a motion to dismiss the declaratory judgment counterclaims filed by ChipMOS Taiwan and to stay all other patent related claims and issues until its breach of contract claims could be decided. That motion and the initial case management conference were held on March 5, 2010 and the motions were deemed submitted. A Summary Judgment granting in part and denying in part of motion of both Freescale and ChipMOS Taiwan was given by court on July 29, 2010. A trial date is scheduled for September 19, 2011. The Company’s counsel has not formed any opinion as to the outcome of the case.

g.	On April 20, 1999, ChipMOS Taiwan entered into a semiconductor packaging technology license agreement with Tessera Technologies, Inc. (Tessera). In February 2006, ChipMOS Taiwan and ChipMOS USA received notice of a patent infringement lawsuit brought by Tessera, alleging infringement of several Tessera patents and breach of an existing license agreement with ChipMOS Taiwan. The fact discovery has been stayed in accordance with a Northern District of California Court order issued on May 24, 2007. On April 21, 2008, Tessera requested that the International Trade Commission (ITC) investigate ChipMOS Bermuda, ChipMOS Taiwan and ChipMOS USA (collectively referred to as the Companies) on the basis of alleged violations of Section 337 of the Tariff Act of 1930. In its request for investigation (“ITC-649 Investigation”), Tessera alleged that the Companies infringed certain patents among which are three that were the subject of the stayed litigation in the Northern District of California. Tessera also requested that the ITC issue an exclusion order to enjoin the importation of accused products into the United States. On September 30, 2008, Judge of Northern District of California Court (“Judge”) granted a motion to extend the hearing date from March 16 to March 24, 2009 and target date from August 28 to November 2, 2009. On February 10, 2009, the Judge ordered the procedural schedule in the ITC-649 Investigation be stayed until the ITC issues its Final Determination in the ITC-605 Investigation. The target date of Initial Determination was also extended from December 7, 2009 to February 8, 2010. On March 13, 2009, after the close of discovery, Tessera submitted a request to terminate the ITC-649 Investigation. On July 17, 2009, the Judge issued an order granting the request to terminate the ITC-649 Investigation. No petitions for review were filed. The ITC had determined not to review the Initial Determination and issued an order to terminate the investigation on August 7, 2009. The ITC’s Final Determination for the ITC-605 Investigation issued in May 2009 was appealed to the Federal Circuit. On December 21, 2010, the Federal Circuit issued an opinion and affirmed ITC’s Final Determination. This appeal is not yet final as it was petitioned to the Federal Circuit for a rehearing. The stayed litigations may resume once the ITC completes a companion investigation against other companies in the ITC-605 Investigation. The Company’s counsel has not formed an opinion as to the outcome of the case.

22.	POST BALANCE SHEET EVENTS

a.	On January 21, 2011, the Company’s shareholders approved a one-for-four reverse stock split of its common stock which became effective on January 21, 2011. As a result of this reverse stock split, every four shares of the Company’s common stock that were issued and outstanding as of January 21, 2011 were automatically combined into one issued and outstanding share with par value change from US$0.01 to US$0.04 per share, and the number of authorized but unissued shares of the Company’s common stock was proportionally reduced. A proportionate adjustment was also made to the Company’s outstanding stock options and convertible notes. No fractional shares were issued in connection with this reverse stock split, but rather shareholders who were entitled to fractional shares received cash in lieu of receiving fractional shares.

b.	On January 10, 2011, SPIL paid NT$490,000 thousand (US$16,815 thousand) to ChipMOS Bermuda to purchase the remaining 39,967 thousand common shares of ChipMOS Taiwan. Upon completion of the transaction, SPIL owned a 15.8% interest in ChipMOS Taiwan.

23.	DERIVATIVE FINANCIAL INSTRUMENTS

ChipMOS Taiwan has entered into forward exchange contracts and foreign currency options for the years ended December 31, 2008, 2009 and 2010 to hedge its exchange rate risk on foreign-currency assets or liabilities and anticipated transactions. No derivative financial instrument was used during 2009 and 2010. Information on the derivative transactions is as follows:

a.	Forward exchange contracts

As of December 31, 2009 and 2010, there were no outstanding forward contracts.

b.	Financial risk information

1)	Credit risk. Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade and other receivables). The Company performs ongoing credit evaluation of the debtors’ financial condition and maintains an allowance for doubtful receivables based on historical collection, write-off experience and individual examination of available information regarding the customers. The banks with which the Company has entered into the above contracts are reputable and, therefore, the Company is not expected to be exposed to significant credit risks.

2)	Market risk and hedge strategy. The Company’s financial assets at fair value through profit and loss are stated at market value, which is affected by the stock prices in the open stock market. The financial assets with no active market and held-to-maturity financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates will result in changes in fair values of these debt securities. Subject to turmoil in the global financial market, the Company had evaluated its financial instruments and the Company believed the exposure to market risk as of December 31, 2010 was not significant. The Company is exposed to market risks arising from changes in currency exchange rates due to U.S. dollar denominated accounts receivable, Yen denominated accounts payable and U.S. dollar denominated debt. In order to manage these exposures, the Company sometimes enters into forward contracts and option contracts.

3)	Liquidity risk. Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at close to its fair value. Prudent liquidity risk management implies maintaining sufficient cash. The Company monitors and maintains a level of bank balances deemed adequate to finance its operations. The Company employs projected cash flow analysis to manage liquidity risk by forecasting the amount of cash required and monitoring the working capital of the group to ensure that all liabilities due and known funding requirements could be met. In addition, there are unused credit lines for contingency purposes.

4)	Cash flow interest rate risk. Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s short and long term bank loans with floating interest rates. At December 31, 2010, it is estimated that a general increase or decrease of 1% in interest rates, with all other variables held constant, would increase the Company’s cash outflow by NT$135,143 thousand.

23.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

c.	The estimated fair values of the Company’s financial instruments are as follows:

	December 31,
	2009		2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
	NT$	NT$	NT$	NT$	US$
	(in thousands)
Assets
Cash and cash equivalents	3,884,828	3,884,828	7,143,265	7,143,265	245,136
Restricted cash and cash equivalents	243,849	243,849	546,807	546,807	18,765
Financial assets at fair value through profit and loss	119,027	119,027	2,999	2,999	103
Notes receivable	27,931	27,931	13,980	13,980	480
Accounts receivable:
Related parties	205	205	257,982	257,982	8,853
Third parties	2,441,765	2,441,765	2,816,072	2,816,072	96,639
Other receivables:
Related parties	—	—	66,378	66,378	2,278
Third parties	130,131	130,131	182,028	182,028	6,247
Long-term investments	19,966	19,966	10,537	10,537	362
Investments with no active market	300,000	300,000	—	—	—
Refundable deposits	33,797	33,797	20,295	20,295	697

Liabilities
Bank loans	2,363,319	2,363,319	1,494,651	1,494,651	51,292
Accounts payable:
Third parties	737,997	737,997	690,060	690,060	23,681
Other payables:
Related parties	26	26	13	13	1
Third parties	696,122	696,122	896,706	896,706	30,772
Payables to contractors and equipment suppliers	201,171	201,171	790,598	790,598	27,131
Capital leases payable (including current portion)	2,275,005	2,275,005	1,453,791	1,453,791	49,890
Convertible notes (including current portion)	554,537	596,227	174,138	194,672	6,681
Derivative liabilities	129,967	129,967	96,788	96,788	3,321
Long-term loans (including current portion)	12,793,259	12,793,259	10,565,871	10,565,871	362,590
Guarantee deposits	3,668	3,668	3,989	3,989	137

Fair values of financial instruments were determined as follows:

1)	Short-term financial instruments – the carrying values approximate the fair values due to its short-term nature.

2)	Financial assets at fair value through profit and loss – open market values.

3)	Long-term investments – market value for listed companies and net equity value for the others.

4)	Investments with no active market – amortized cost.

5)	Refundable deposits and guarantee deposits – future values.

6)	Long-term liabilities – based on forecasted cash flows discounted at current interest rates of similar long-term liabilities. The fair value of convertible notes in 2009 and 2010 is determined by option pricing models. Other long-term liabilities are their carrying values as they use floating interest rates.

The fair value of non-financial instruments was not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not equal the fair value of the Company.

23.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

d.	The following table details the Company’s exposure to foreign currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate:

	Year Ended December 31,
	2009			2010
	Foreign Currency	Exchange Rate	NT$	Foreign Currency	Exchange Rate	NT$
	(in thousands)
Financial Assets
U.S. Dollar	160,978	31.99	5,149,649	147,837	29.13	4,292,417
Japanese Yen	677,171	0.3465	234,692	1,990,578	0.3582	713,015

Financial Liabilities
U.S. Dollar	94,179	31.99	3,012,803	44,698	29.13	1,302,025
Japanese Yen	1,261,023	0.3465	436,888	958,859	0.3582	373,454

24.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company engages mainly in the research and development, manufacturing, assembly and testing of semiconductors. In accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 280-10-50, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews these segment results by Testing, Assembly, Testing and Assembly for LCD and other Flat-Panel Display Driver Semiconductors when making decisions about allocating resources and assessing the performance of the Company. Financial segment information required by FASB ASC 280-10-50 is as follows:

a.	Semiconductor testing, assembly and LCD and other flat-panel display driver semiconductors services.

	2008
	Testing	Assembly	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Revenue from customers	8,787,047	5,417,621	2,805,494	17,010,162	—	17,010,162
Cost of revenues	7,926,469	5,741,513	3,301,898	16,969,880	—	16,969,880

Segment gross profit (loss)	860,578	(323,892)	(496,404)	40,282	—	40,282

Total operating expenses						(3,683,914)
Other non operating income						554,981
Interest expense						(765,005)
Fair value loss on financial asset						(148,569)
Loss on embedded derivative						(105,110)
Impairment loss recognized during the year						(1,602,884)
Other non operating expense						(1,220,164)

Loss before income tax, noncontrolling interests and interest in bonuses paid by subsidiaries						(6,930,383)

Depreciation and amortization	4,051,282	1,392,195	1,680,046	7,123,523	51,001	7,174,524

Expenditure for segment assets	1,234,483	739,019	212,161	2,185,663	2,730	2,188,393

24.	SEGMENT AND GEOGRAPHIC INFORMATION (continued)

	2009
	Testing	Assembly	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Revenue from customers	5,171,207	4,352,836	2,626,265	12,150,308	—	12,150,308
Cost of revenues	7,362,399	5,111,252	3,187,801	15,661,452	—	15,661,452

Segment gross loss	(2,191,192)	(758,416)	(561,536)	(3,511,144)	—	(3,511,144)

Total operating expenses						(1,594,316)
Fair value gain on financial asset						62,674
Gain on extinguishment of convertible notes						412,337
Gain on embedded derivative						50,740
Other non operating income						142,440
Interest expense						(439,411)
Impairment loss recognized during the year						(25,543)
Other non operating expense						(86,495)

Loss before income tax, noncontrolling interests and interest in bonuses paid by subsidiaries						(4,988,718)

Segment assets	12,160,688	4,790,237	3,818,067	20,768,992	—	20,768,992

Long-term investment						219,966
Corporate and other assets						9,367,262

Total assets						30,356,220

Depreciation and amortization	3,779,168	1,206,440	1,491,615	6,477,223	47,373	6,524,596

Expenditure for segment assets	3,188,750	233,298	57,634	3,479,682	—	3,479,682

	2010
	Testing	Assembly	LCD	Segment Totals	Corporate & Other Assets	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Revenue from customers	6,169,705	6,258,815	4,781,213	17,209,733	—	17,209,733	590,588
Cost of revenues	6,417,644	6,053,881	4,092,478	16,564,003	—	16,564,003	568,428

Segment gross profit (loss)	(247,939)	204,934	688,735	645,730	—	645,730	22,160

Total operating expenses						(1,154,753)	(39,628)
Fair value gain on financial asset						3,918	134
Recovery of allowance for doubtful receivables						2,716,880	93,235
Claim received						2,118,490	72,700
Other non operating income						372,695	12,790
Interest expense						(683,486)	(23,455)
Loss on embedded derivative						(260,654)	(8,945)
Impairment loss recognized during the year						(391,646)	(13,440)
Loss on sale of receivables						(1,067,791)	(36,643)
Other non operating expense						(487,817)	(16,741)

Income before income tax, noncontrolling interests and interest in bonuses paid by subsidiaries						1,811,566	62,167

Segment assets	8,681,506	3,866,062	4,725,400	17,272,968	—	17,272,968	592,758

Long-term investment						10,537	362
Corporate and other assets						14,031,525	481,521

Total assets						31,315,030	1,074,641

Depreciation and amortization	3,797,698	1,020,979	1,429,645	6,248,322	33,307	6,281,629	215,567

Expenditure for segment assets	1,380,029	512,489	2,344,760	4,237,278	—	4,237,278	145,411

The corporate and other assets consist of the total current assets, intangible assets and other assets.

24.	SEGMENT AND GEOGRAPHIC INFORMATION (continued)

b.	Net revenue:

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Area
ROC	10,304,575	7,330,964	12,684,431	435,293
U.S.	5,773,109	3,998,989	3,780,058	129,721
Korea	468,967	352,642	430,746	14,782
Japan	111,774	167,475	120,673	4,141
Others	351,737	300,238	193,825	6,651

	17,010,162	12,150,308	17,209,733	590,588

c.	Net sales to customers representing at least 10% of net total sales:

	Year Ended December 31,
	2008		2009		2010
	Amount	%	Amount	%	Amount	%	Amount
	NT$		NT$		NT$		US$
	(in thousands)
Customer
Spansion	3,927,770	23	1,867,515	15	1,086,031	6	37,269
ProMOS	3,114,149	18	667,800	5	2,033,342	12	69,778
Novatek	1,596,596	9	1,403,887	12	3,166,799	18	108,675
Micron Technology Inc.	1,063,241	6	1,252,507	10	1,477,440	9	50,701

25.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”), which differ in the following respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”):

a.	Bonuses to employees, directors and supervisors

According to ROC regulations and the Articles of Incorporation of ChipMOS Taiwan and ThaiLin, a portion of distributable earnings should be appropriated as bonuses to employees and remuneration to directors and supervisors of ChipMOS Taiwan and ThaiLin. The remuneration to directors and supervisors is paid in cash, while bonuses to employees may be granted in cash or stock or both. ChipMOS Bermuda’s portion of these appropriations is charged to earnings of ChipMOS Bermuda under ROC GAAP based on the amount to be paid as provided by ChipMOS Taiwan and ThaiLin’s Articles of Incorporation and is presented as a separate line item below noncontrolling interest in the accompanying consolidated statements of operations. During 2008, ChipMOS Taiwan and ThaiLin paid NT$386,698 thousand and NT$57,908 thousand, respectively, to directors, supervisors and employees as bonuses. During 2009, ChipMOS Taiwan and ThaiLin did not pay any bonuses to directors, supervisors and employees. Commencing from January 1, 2009, bonuses to employees, directors and supervisors were accrued according to the Articles of Incorporation. As ChipMOS Taiwan and ThaiLin incurred losses for the year ended December 31, 2009, no bonuses were accrued. During 2010, ChipMOS Taiwan and ThaiLin accrued nil and NT$28,653 thousand to employees, directors and supervisors as bonuses. There are no difference between ROC GAAP and U.S. GAAP effective January 1, 2009.

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

Impairment assessments are made by the Company when events and circumstances exist that indicate the carrying value of these assets may not be recoverable. In view of the sustained losses incurred by ChpiMOS Shanghai, the Company reviewed ChipMOS Shanghai’s property, plant and equipment and land use rights for potential impairment as at December 31, 2009 and 2010.

Under U.S. GAAP, impairment losses for assets to be held and used are recorded in current period earnings and create a new cost basis for related assets going forward, and cannot be reversed subsequently. Under U.S. GAAP, in accordance with FASB ASC 360 “Property, Plant and Equipment”, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). That assessment shall be based on the carrying amount of the asset (asset group) at the date it is tested for recoverability, whether in use or under development. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value. Fair value is determined by the Company using future cash flows discounted at current rates. There are no differences in impairment loss recognized under ROC GAAP and U.S. GAAP in 2008, 2009 and 2010.

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

Under ROC GAAP, interest on borrowings during construction conceptually should be capitalized in the assets that are constructed or produced for a company’s own use. However, if equity capital is raised during a year, no capitalization interest is recorded for the amount of property acquired up to the equity capital raised in that year. Under U.S. GAAP, FASB ASC 835 “Interest”, interest is generally capitalized on assets until they are available and ready for use.

i.	Inventories stated at lower of cost or market

ROC GAAP allows assessment of carrying values of inventories on an aggregate basis. An allowance was made when the aggregate carrying values of inventories were higher than market.

Under U.S. GAAP, the Company’s assessed inventories at the lower of cost or market on an item-by-item basis. This resulted in an additional write-off of NT$36,818 thousand which was charged to the consolidated statement of operations as a component of cost of revenue in 2008.

Under ROC GAAP and effective January 1, 2009, the Company adopted the revised SFAS No. 10. The Company is required to assess inventories at the lower of cost or market on an item-by-item basis. Therefore, there are no difference between ROC GAAP and U.S. GAAP effective January 1, 2009. The adjustment in 2009 relates to reversal of the allowance made under U.S. GAAP in 2008.

j.	Convertible notes

Under ROC GAAP, there is no requirement to account for the fair value of a conversion feature embedded in CN due 2009 as it was issued before January 1, 2006. Under U.S. GAAP, the Company accounts for the fair value of the conversion feature of its convertible notes in accordance with FASB ASC 815 “Derivative and Hedging”, which require the Company to bifurcate and separately account for the conversion feature as embedded derivatives contained in the Company’s convertible notes. The Company carried these embedded derivatives on its balance sheet at fair value and changes in fair values of these embedded derivatives are reflected in the consolidated statement of operations. Commencing January 1, 2006, ROC GAAP requires the Company to bifurcate and separately account for put and call option features contained in the Company’s convertible notes issued after 2005. The Company issued convertible notes (CN due 2011) on September 29, 2006. The Company carried the put and call options of the CN due 2011 on the balance sheet at fair value with changes in fair values reflected in the consolidated statement of operations. The other conversion features are recorded in equity. (See Note 26 i.)

Commencing from January 1, 2006, under ROC GAAP, the issue costs of convertible notes are recorded as a reduction of the convertible notes. Under U.S. GAAP the issue costs are capitalized as deferred assets and amortized over the period of the convertible notes.

There is no difference under ROC GAAP and U.S. GAAP in accounting for the CN due 2014 and 2015 (See Note 13).

k.	Share-based payments

Under ROC GAAP, the Company followed Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), in accounting for its employee stock option plans prior to January 1, 2008. Under APB No. 25, when the exercise price of the Company’s stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. Under U.S. GAAP, commencing from January 1, 2006, the Company applies FASB ASC 718 “Compensation – Stock Compensation”, with respect to options and warrants issued to non-employees. FASB ASC 718 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date. The total stock-based compensation expense resulting from stock options was included in the consolidated statements of operations. There is no difference between ROC GAAP and U.S. GAAP effective January 1, 2008 upon adoption of ROC SFAS No. 39 for options granted since January 1, 2008.

25.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

l.	Defined Benefit Pension Plans

Under U.S. GAAP, commencing from January 1, 2006, the Company applies FASB ASC 715 “Compensation – Retirement Benefits”. FASB ASC 715 requires an employer that sponsors one or more defined benefit pension plans or other postretirement plans to 1) recognize the funded status of a plan, measured as the difference between plan assets at fair value and the benefit obligation, in the balance sheet; 2) recognize in equity as a component of accumulated other comprehensive loss, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not yet recognized as components of net periodic benefit cost; 3) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet; and 4) disclose in the notes to the financial statements additional information about the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. Under ROC GAAP, there is no such requirement for recognition.

m.	Income tax expense

Effective January 1, 2007, the Company adopted FASB ASC 740 “Income Taxes”. FASB ASC 740 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognizing of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions and income tax disclosures.

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

As of December 31, 2010, the allowance for current tax assets was decreased by NT$3,001 thousand (US$103 thousand).

The Company’s subsidiaries are currently under examination by the relevant tax authorities for various tax years. The Company regularly assesses the potential outcome of these examinations in each of the taxing jurisdictions when determining the adequacy of the amount of unrecognized tax benefit recorded. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, the Company believes it has appropriately accrued for uncertain tax benefits. However, audit outcomes and timing of audit settlements and future events that would impact the previously recorded unrecognized tax benefits and the range of anticipated increases or decreases in unrecognized tax benefits are subject to significant uncertainty. It is possible that the ultimate outcome of current or future examinations may exceed current unrecognized tax benefits in amounts that could be material, but cannot be estimated as of December 31, 2010. The effective tax rate and net income in any given future period could therefore be materially impacted.

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

o.	Classification of non-operating income (expenses)

Under ROC GAAP, gains on disposal of plant and equipment, land use rights, scrap material and tooling and claim received are recorded as non-operating income; and loss on sale of receivables, impairment losses on property, plant and equipment, other assets, and goodwill are recorded as non-operating expenses as these items represent revenue and expenses not arising from ordinary operating activities.

Under U.S. GAAP, gains on disposal of plant and equipment, land use rights, scrap material and tooling and claim received are recorded as other operating income; and loss on sale of receivables, impairment losses on property, plant and equipment, other assets, and goodwill are recorded as operating expenses.

The following reconciles net income (loss) and equity under ROC GAAP as reported in the accompanying consolidated financial statements to net income and equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss) attributable to ChipMOS

Net income (loss) based on ROC GAAP	(7,270,245)	(4,418,683)	1,644,732	56,442
Adjustments:
Amortization of deferred charge	(13,719)	(446)	(446)	(15)
Amortization of start-up costs	1,694	1,597	35	1
Pension expenses	(11,797)	(17,358)	(22,075)	(758)
Depreciation of property, plant and equipment and employee dormitory building	(56,169)	(56,430)	(56,125)	(1,926)
Transfer of building and facilities from MVI	196	160	159	6
Interest capitalization	(15,539)	(14,064)	—	—
Reversal of accrual for bonuses to employees, directors and supervisors	368,945	—	—	—
Loss on inventory valuation	(36,818)	36,818	—	—
Impairment loss on goodwill	(52,007)	—	—	—
Effect of U.S. GAAP adjustments on income taxes	29,608	12,319	13,260	455
Adjustment for uncertain tax positions	10,785	20,228	3,001	103
Stock-based compensation	(257,460)	(40,705)	13,252	455
Amortization of discount on convertible notes	(95,468)	(88,603)	—	—
Gain on embedded derivative liabilities	306,701	—	—	—
Loss on redemption of convertible notes	(97,227)	—	—	—
Noncontrolling interests	10,859	14,880	21,109	724

Net increase (decrease) in net income	92,584	(131,604)	(27,830)	(955)

Net income (loss) based on U.S. GAAP	(7,177,661)	(4,550,287)	1,616,902	55,487

Earnings (loss) per share - basic	(342.24)	(230.00)	67.45	2.31

Earnings (loss) per share - diluted	(342.24)	(236.60)	66.35	2.28

Number of weighted average shares outstanding - basic	20,974	19,784	23,971	23,971

Number of weighted average shares outstanding - diluted	20,974	20,749	26,806	26,806

25.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

The following table reconciles the denominator to calculate basic and diluted earnings (loss) per share:

	December 31,
	2008	2009	2010
	(in thousands)
Basic number of shares	20,974	19,784	23,971
Add: Stock options	—	—	288
Convertible notes	—	965	2,547

Diluted number of shares	20,974	20,749	26,806

The following table reconciles the numerator to calculate basic and diluted earnings (loss) per share:

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss) based on U.S. GAAP	(7,177,661)	(4,550,287)	1,616,902	55,487
Add: Amortization of discount on convertible notes	—	3,737	9,909	340
Interest expense (net of tax)	—	(309,298)	(18,423)	(632)
Loss (gains) on embedded derivative	—	(50,740)	181,436	6,227
Amortization of deferred charge on convertible notes	—	—	446	15
Foreign exchange gain	—	(2,658)	(11,541)	(396)

Income (loss) attributable to ChipMOS adjusted for the effects of assumed exercise of options and conversion of notes	(7,177,661)	(4,909,246)	1,778,729	61,041

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Equity

Equity based on ROC GAAP	14,542,813	9,952,217	14,043,459	481,931

Adjustments:
Technology transfer in payment of capital stock
Original cost	(750,000)	(750,000)	(750,000)	(25,738)
Accumulated amortization of technology transfer in payment of capital stocks	750,000	750,000	750,000	25,738
Start-up costs
Original cost	(51,283)	(49,825)	—	—
Accumulated amortization of start-up costs	49,705	49,825	—	—
Net effect on inventories	(54)	(35)	—	—
Depreciation of property, plant and equipment and employee dormitory building	(227,438)	(283,868)	(339,993)	(11,668)
Transfer of building and facilities from MVI
Original cost	(173,174)	(173,174)	(173,174)	(5,943)
Depreciation and gain on disposal of building and facilities from MVI	170,361	170,519	170,677	5,857
Net effect on inventories	(6)	(4)	(3)	—
Pension expenses	(237,321)	(278,795)	(390,980)	(13,417)
Loss on inventory valuation	(36,818)	—	—	—
Impairment loss on goodwill	(52,007)	—	—	—
Interest capitalization	118,757	118,757	118,757	4,075
Amortization of interest capitalization	(129,717)	(143,781)	(143,781)	(4,934)
Effect of U.S. GAAP adjustments on income taxes	62,968	75,287	88,547	3,039
Adjustment for uncertain tax positions	(24,475)	(4,247)	(1,246)	(43)
Equity component of convertible notes	(466,151)	(466,151)	(466,151)	(15,997)
Loss on redemption of convertible notes	(129,299)	(129,299)	(129,299)	(4,437)
Amortization of deferred charge	(38,376)	(38,822)	(39,268)	(1,348)
Amortization of discount on convertible notes	(518,966)	(607,569)	(607,569)	(20,850)
Gain on embedded derivative liabilities	1,242,621	1,242,621	1,242,621	42,644
Noncontrolling interests	52,007	—	—	—

Net decrease in equity	(388,666)	(518,561)	(670,862)	(23,022)

Equity based on U.S. GAAP	14,154,147	9,433,656	13,372,597	458,909

25.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Changes in equity based on U.S. GAAP
Balance, beginning of the year	21,650,888	14,154,147	9,433,656	323,736
Stock purchased by a subsidiary	(1,779)	(79,936)	—	—
Interest payment for convertible notes	—	—	29,216	1,003
Convertible notes conversion	—	—	1,078,008	36,994
Issuance of option warrants	65,111	90,600	43,872	1,505
Exercise of option warrants	4,548	—	1,450	50
Stock-based compensation	257,460	40,705	(13,252)	(455)
Cumulative translation adjustments	156,250	(29,197)	(78,466)	(2,693)
Net income (loss) for the year	(7,177,661)	(4,550,287)	1,616,902	55,487
Adjustment of equity method for long-term Investment	95,186	2,724	(3,260)	(112)
Unrecognized pension expenses	952	(20,760)	(53,698)	(1,842)
Noncontrolling interests	(896,808)	(174,340)	1,318,169	45,236

Balance, end of the year	14,154,147	9,433,656	13,372,597	458,909

A reconciliation of the significant balance sheet accounts to the approximate amounts determined under U.S. GAAP is as follows:

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Current assets

As reported	8,431,233	12,790,298	438,926
U.S. GAAP adjustments
Effect of inventory adjustments:
Start-up costs	(35)	—	—
Depreciation of fixed assets	1,101	1,059	36
Transfer of building and facilities from MVI	(4)	(3)	—
Adjustment for uncertain tax positions	(6,207)	(6,207)	(213)

As adjusted	8,426,088	12,785,147	438,749

Property, plant and equipment - net

As reported	20,768,992	17,272,968	592,758
U.S. GAAP adjustments
Depreciation of fixed assets	(266,913)	(321,365)	(11,028)
Transfer of building and facilities from MVI	(2,655)	(2,497)	(86)
Interest capitalization	(25,024)	(25,024)	(859)

As adjusted	20,474,400	16,924,082	580,785

Other assets

As reported	833,208	1,146,962	39,360
U.S. GAAP adjustments
Depreciation of employee dormitory building	(18,056)	(19,687)	(676)
Deferred charge	780	334	12
Effect of U.S. GAAP adjustment on income tax	75,287	88,547	3,039
Adjustments for uncertain tax position	1,960	4,961	170

As adjusted	893,179	1,221,117	41,905

25.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Other liabilities

As reported	104,909	97,079	3,331
U.S. GAAP adjustments
Pension	278,795	390,980	13,417

As adjusted	383,704	488,059	16,748

As a result of the adjustments presented above, the approximate amounts of total assets under U.S. GAAP were NT$30,116,454 thousand and NT$31,035,148 thousand as of December 31, 2009, and 2010, respectively.

The following U.S. GAAP condensed statements of operations for the years ended December 31, 2008, 2009 and 2010 have been derived from the audited financial statements and reflect the adjustments presented above. Certain accounts have been reclassified to conform to U.S. GAAP.

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Net revenue	17,010,162	12,150,308	17,209,733	590,588
Cost of revenue	(17,068,345)	(15,690,962)	(16,634,902)	(570,861)

Gross profit (loss)	(58,183)	(3,540,654)	574,831	19,727
Other operating income	193,955	97,265	5,039,578	172,943
Operating expenses	(6,571,724)	(1,726,537)	(2,670,660)	(91,649)

Income (loss) from operations	(6,435,952)	(5,169,926)	2,943,749	101,021
Non-operating income (expenses) - net	(815,465)	2,176	(1,197,383)	(41,091)

Income (loss) before income tax	(7,251,417)	(5,167,750)	1,746,366	59,930

Net income (loss) attributable to ChipMOS	(7,177,661)	(4,550,287)	1,616,902	55,487

26.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Recent accounting pronouncements

In April 2010, the FASB issued Accounting standard Update No. 2010-13 (“ASU 2010-13”). This update is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB ASC 718 “Compensation – Stock Compensation” provides guidance on the classification of a share–based payment award as either not a market, performance, or service condition is required to be classified as a liability. This update is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The adoption of ASU No. 2010-13 is unlikely to have a material impact on the Company’s results and financial position.

In December 2010, the FASB issued ASU 2010-29 to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The disclosures include pro forma revenue and earnings of the combined entity for the current reporting period as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the annual reporting period. If comparative financial statements are presented, the pro forma revenue and earnings of the combined entity for the comparable prior reporting period should be reported as though the acquisition date for all business combinations that occurred during the current year had been as of the beginning of the comparable prior annual reporting period. This update is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of ASU No. 2010-29 may impact the Company’s disclosure in its consolidated financial statements in future periods.

b.	FASB ASC 820 “Fair Value Measurements and Disclosures” establishes a fair value hierarchy that distinguishes between assumptions based on market data (observable inputs) and the Company’s assumptions (unobservable inputs). The hierarchy consists of three broad levels as follows:

Level 1—Quoted market prices in active markets for identical assets or liabilities

Level 2—Inputs other than level 1 that are either directly or indirectly observable

Level 3—Unobservable inputs developed using the Company’s estimates and assumptions, which reflect those that market participants would use.

The following table sets forth the assets measured at fair value on a recurring basis, by input level, as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$
	(in thousands)
Financial assets at fair value through profit and loss	2,999	—	—	2,999

Financial assets at fair value through profit and loss include investments in stocks and open-ended funds, which are measured using quoted price in active markets and are classified as Level 1.

26.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

c.	Income tax expense

Income (loss) before income tax, noncontrolling interest and interest in bonuses paid by subsidiaries consists of the following:

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Bermuda	(1,359,727)	80,964	(951,545)	(32,654)
ROC	(3,782,118)	(5,170,100)	2,242,375	76,952
Others	(2,109,572)	(78,614)	455,536	15,632

	(7,251,417)	(5,167,750)	1,746,366	59,930

Income tax expense (benefit) consists of:

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Income tax for the current year
Bermuda	346,754	6,267	6,585	226
ROC	4,867	—	19,366	664
Others	1,016	2,049	1,774	61

	352,637	8,316	27,725	951
Deferred income tax
ROC	(332,955)	(483,604)	(143,227)	(4,915)
Others	262,435	(1)	(29,777)	(1,022)

	(70,520)	(483,605)	(173,004)	(5,937)
Adjustment of prior years’ income taxes	(201,717)	22,080	29,658	1,018

Income tax expense (benefit)	80,400	(453,209)	(115,621)	(3,968)

26.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

c.	Income tax expense (continued)

Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax expense which conforms to U.S. GAAP is as follows:

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Tax on pretax income (loss) at 0%	—	—	—	—
Tax on pretax income (loss) at applicable statutory rates	(1,147,034)	(1,334,734)	525,738	18,042
Additional 10% on the unappropriated earnings	166,318	—	—	—
Tax effects of:
Tax-exempt (income) loss	134,173	—	—	—
Permanent differences
Non-taxable (gain)/loss on sales of investment	(2,153)	358	5,089	175
Non-deductible investment losses	74,792	(17,167)	(135,961)	(4,666)
Non-deductible expense	378,483	(91,828)	(53,479)	(1,835)
Other	9,150	3,554	925	31
Temporary differences	—	28,026	32,854	1,127
Tax credits - utilized	(165,909)	—	(9,445)	(324)
- deferred	(22,867)	4,080	515,421	17,688
Valuation allowance	871,769	703,359	(1,127,767)	(38,702)
Losses carried forward	227,739	1,088,819	(61,646)	(2,115)
Losses carried forward - deferred	(227,739)	(981,013)	82,057	2,816
Deferred tax effect of change in tax rate	—	139,526	80,935	2,777
Adjustment of prior year’s income tax	(216,322)	3,811	29,658	1,018

Income tax expense (benefit)	80,400	(453,209)	(115,621)	(3,968)

The components of net deferred income tax assets were as follows:

	December 31,
	2009	2010
	NT$	NT$	US$
	(in thousands)
Deferred income tax assets
Current
Unrealized foreign exchange loss	3,200	25,248	866
Tax credits	552,781	285,891	9,811
Loss of market price decline and obsolete and slow-moving inventories	36,969	10,430	358
Unrealized loss on sale allowances	22,791	31,932	1,096
Allowance for doubtful receivables	554,152	11,013	378
Others	(450)	1,015	35

	1,169,443	365,529	12,544
Valuation allowance	(819,340)	(93,025)	(3,192)

	350,103	272,504	9,352

Non-current
Tax credits	412,308	163,777	5,620
Losses carried forward	1,445,742	1,178,333	40,437
Impairment loss	8,387	13,114	450
Building	665	638	22
Start-up costs	8	2	—
Others	302,521	248,106	8,514

	2,169,631	1,603,970	55,043
Valuation allowances	(1,576,724)	(1,075,298)	(36,901)

	592,907	528,672	18,142

Deferred income tax liabilities
Non-current
Depreciation differences	(302,294)	(17,233)	(591)

	290,613	511,439	17,551

26.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

d.	Pension plans

The impact of the adoption of FASB ASC 715 has been reflected within the consolidated financial statements as follows:

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Components of net periodic benefit cost
Service cost	1,579	1,518	1,325	45
Interest cost	12,463	11,340	12,292	422
Project return on plan assets	(7,910)	(6,857)	(5,140)	(176)
Net amortization and deferral:
Unrecognized net transition obligation	(293)	53	53	2
Curtailment loss	7,295	7,568	8,355	287
Net prior service cost	(56)	(206)	(206)	(7)

Net periodic benefit cost	13,078	13,416	16,679	573

Recognized in other comprehensive income:
Unrecognized net transition obligation	(62)	66	248	9
Net prior service cost	(4,149)	8,978	(8,243)	(284)
Unrecognized actuarial loss	3,259	15,329	52,498	1,802

Total recognized in other comprehensive income	(952)	24,373	44,503	1,527

Total recognized in total benefit cost and other comprehensive income	12,126	37,789	61,182	2,100

The estimated net transition assets and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost in 2011 is NT$121 thousand (US$4 thousand) and NT$9,961 thousand (US$342 thousand), respectively.

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Changes in benefit obligation
Benefit obligation at beginning of Year	475,794	496,548	546,385	18,750
Service cost	1,579	1,518	1,325	46
Interest cost	12,463	11,340	12,292	422
Plan amendments	(3,581)	—	—	—
Actuarial loss	10,293	36,979	104,465	3,585

Benefit obligation at end of year	496,548	546,385	664,467	22,803

Changes in plan assets
Fair value of plan assets at beginning of year	249,596	291,532	314,992	10,810
Actual return on plan assets	9,156	1,755	4,415	152
Employer contribution	32,780	21,705	24,416	838

	291,532	314,992	343,823	11,800

Funds status	(205,016)	(231,393)	(320,644)	(11,003)
Unrecognized actuarial loss	(24,476)	(31,285)	(47,175)	(1,619)

Net amount recognized (recognized as accrued pension cost)	(229,492)	(262,678)	(367,819)	(12,622)

26.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

d.	Pension plans (continued)

Amounts recognized in accumulated other comprehensive income, net of noncontrolling interests, consist of:

	2009	2010
	NT$	NT$	US$
	(in thousands)
Unrecognized net transition obligation (asset)	(2,685)	(2,366)	(81)
Net prior service cost	(3,436)	(3,347)	(115)
Unrecognized loss	243,090	332,792	11,420

Gross amount recognized	236,969	327,079	11,224
Noncontrolling interests	(11,384)	(47,796)	(1,640)

Total recognized in total benefit cost and other comprehensive income	225,585	279,283	9,584

	2008	2009	2010
Actuarial assumptions
Discount rate	2.75%	2.25%	1.75%
Rate of compensation increase	4.25%	4.25%	4.25%
Expected return on plan assets	3.00%	1.5%	2.00%

The accumulated benefit obligation for all defined benefit pension plans was NT$247,402 thousand and NT$304,931 thousand at December 31, 2009 and 2010, respectively.

There were no pension plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2009 and 2010.

The plan assets are all invested in the Bank of Taiwan (previously known as Central Trust of China). The plan benefits are based on employees’ years of service and compensation. The plan assets primarily consist of cash, government loans, equity securities, notes and bonds.

The fair value of the plan assets was NT$314,992 thousand and NT$343,823 thousand (US$11,800 thousand) at December 31, 2009 and 2010, respectively. As of December 31, 2009 and 2010, these assets were allocated among asset categories as follows:

Asset category	2009	2010	Current maximum allocation policy
Equity securities	24%	38%	40%
Bonds	28%	18%
Notes	5%	11%
Government loans	1%	1%
Cash	42%	32%

Total	100%	100%

Under ROC regulation, government authority will collect the fund as Labor Retirement Fund and determine the assets allocation and investment policy.

ChipMOS Taiwan and ThaiLin anticipate contributing NT$24,673 thousand to their pension plans during 2011.

The Company has no other post-retirement or post-employment benefit plans.

26.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

e.	Statements of cash flows

ROC SFAS No. 17, “Statement of Cash Flows” has been applied. Its objectives and principles are similar to those set out in FASB ASC 230, “Statement of Cash Flows. The principal differences between the standards relate to classification. Summarized cash flow data by operating, investing and financing activities are as follows:

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Net cash inflow (outflow) from:
Operating activities	4,890,631	1,633,419	8,504,005	291,833
Investing activities	(2,296,914)	(1,042,532)	(3,587,217)	(123,103)
Financing activities	(1,405,512)	(2,503,796)	(1,826,440)	(62,678)

	1,188,205	(1,912,909)	3,090,348	106,052
Effect of changes in foreign exchange rate	46,329	(1,780)	(16,811)	(577)
Cash and cash equivalents at the beginning of year	4,356,483	5,591,017	3,676,328	126,161

Cash and cash equivalents at the end of year	5,591,017	3,676,328	6,749,865	231,636

f.	Statements of comprehensive income

	Year Ended December 31,
	2008	2009	2010
	NT$	NT$	NT$	US$
	(in thousands)
Net income based on U.S. GAAP	(7,177,661)	(4,550,287)	1,616,902	55,487
Other comprehensive income (loss):
Translation adjustment	156,250	(29,196)	(78,466)	(2,692)

Comprehensive income	(7,021,411)	(4,579,483)	1,538,436	52,795

g.	Statements of accumulated other comprehensive income

	Unrecognized Pension Costs	Translation Adjustment	Accumulated Other Comprehensive Income
	NT$	NT$	NT$
December 31, 2008	(204,825)	433,714	228,889
Addition in 2009	(20,760)	(29,196)	(49,956)

December 31, 2009	(225,585)	404,518	178,933
Addition in 2010	(53,698)	(78,466)	(132,164)

December 31, 2010	(279,283)	326,052	46,769

26.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

h.	Shareholders’ equity

Employee stock-based compensation has been accounted for under FASB ASC 715.

The Company has in place a Share Option Plan (2001 Plan). Under the terms of the plan, the exercise price set on the grant of share options may not be less than the par value of a Company Share on the date of grant of such option. In August 2006, the Company adopted a second Share Option Plan (2006 Plan). The number of shares that may be issued under the two plans is 4,000,000 shares and may consist in whole or part of authorized but unissued shares of the Company which are not reserved for any other purpose. No consideration is payable for the grant of an option.

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

The fair value for options granted has been estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Year of grant	Risk free interest rate	Expected life	Expected volatility	Expected dividend yield
2006	4.62% ~ 4.74%	4.25 years	102.67% ~ 133.21%	0%
2007	3.32% ~ 5.04%	4.25 years	134.71% ~ 171.09%	0%
2008	1.30% ~ 3.42%	4.25 ~ 6 years	97.83% ~ 188.06%	0%
2009	1.32% ~ 2.39%	4.25 ~ 5 years	139.36% ~ 163.82%	0%
2010	0.86% ~ 2.48%	3.25 ~ 7 years	153.18% ~ 213.94%	0%

The following table presents the stock option activity for the year ended December 31, 2009 and 2010.

	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
		US$	US$
			(in thousands)
Outstanding at December 31, 2008	2,314,640	14.84
Granted	494,394	2.52
Forfeited	(174,295)	15.84
Expired	(96,250)	6.96

Outstanding at December 31, 2009	2,538,489	12.68
Granted	160,660	3.60
Forfeited	(212,049)	11.84
Exercised	(19,246)	2.44
Expired	(353,800)	20.72

Outstanding at December 31, 2010	2,114,054	10.80	2,103

Exercisable at December 31, 2009	1,125,613	17.92

Exercisable at December 31, 2010	1,196,611	12.84	581

Vested and expected to vest in 2009	2,467,845	12.80

Vested and expected to vest in 2010	2,068,182	8.28	2,027

26.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

h.	Shareholders’ equity (continued)

The aggregate intrinsic value in the table above represents the total intrinsic value (i.e., the difference between the Company’s closing stock price of US$6.12 on December 31, 2010 (December 31, 2009: US$2.84) and the exercise price, times the number of options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. The total intrinsic value of options exercised during the year ended December 31, 2010 was NT$2,069 thousand (US$71 thousand) (2009: nil). The total fair value of options vested and forfeited during the year ended December 31, 2010 was NT$75,997 thousand (US$2,608 thousand) (2009: NT$94,157 thousand). The number of options vested during the year ended December 31, 2010 was 19,246 (2009: nil). The weighted average remaining contractual term of the outstanding options at December 31, 2010 was 3.8 (2009: 4.0) years.

As of December 31, 2010, nil (2009: NT$12,810 thousand) of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted average period of 2.3 years.

The Company’s employees have the ability to exercise a stock option (i.e., remit cash consideration to the Company for the exercise price) in exchange for stock during the vesting period of the award.

The following table presents a summary of the number of and weighted average grant date fair values regarding the unvested share options as of December 31, 2010 and changes during the year then ended:

	Number of Options	Weighted Average Fair Value
		US$
Unvested options outstanding at December 31, 2008	1,439,178	12.24
Granted	494,394	2.68
Vested	(346,401)	11.88
Forfeited	(174,295)	16.92

Unvested options outstanding at December 31, 2009	1,412,876	8.40
Granted	160,660	3.91
Vested	(444,044)	9.18
Forfeited	(212,049)	12.3

Unvested options outstanding at December 31, 2010	917,443	6.66

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

The Company accounts for the conversion option in the convertible notes as derivative liabilities in accordance with FASB ASC 815. The discount attributable to the issuance date aggregate fair value of the conversion option, totaling NT$458,659 thousand (US$15,740 thousand), is being amortized using the effective interest method over the term of the convertible notes.

The change in fair value on revaluation of the embedded derivative liabilities represents the difference between the fair value of the embedded derivative liabilities at their original issue date and their fair value on December 31, 2010 using option pricing models. As of December 31, 2010, the fair value of the embedded derivative liabilities amounted to NT$96,788 thousand (US$3,321 thousand). The effect of the fair market value adjustment of NT$260,654 thousand (US$8,945 thousand) was recorded in the consolidated statement of operations.

The following assumptions were applied to the convertible notes using the option pricing model:

	December 31, 2010		December 31, 2010		December 31, 2010
	CN due 2011		8%CN due 2014		8%CN due 2015
Market price	US$	6.12	US$	6.12	US$	6.12
Conversion price	US$	27.40	US$	5.00	US$	5.00
Term		5 years		5 years		5 years
Volatility		29.5248%		83.9600%		82.2200%
Risk-free interest rate		1.3820%		1.516%		1.613%

Please refer to Note 13 for details of the terms of the convertible notes.