Form 20-F
period 2012-12-31
CHIPMOS TECHNOLOGIES BERMUDA LTD
filed 2013-04-26
CIK 1133478

As filed with the Securities and Exchange Commission on April 26, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

As of December 31, 2012, 28,891,441 Common Shares, par value US$0.04 each, were outstanding (not including 4,474,211 Common Shares held by our subsidiary).

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

Selected Financial Data

The following tables set forth our selected consolidated financial data. The selected consolidated balance sheet data as of December 31, 2011 and 2012 and our consolidated statement of operations and cash flows data for 2010, 2011 and 2012 are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these audited consolidated financial statements and related notes beginning on page F-1 of this Annual Report on Form 20-F. These audited consolidated financial statements have been audited by Moore Stephens. The selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 and the consolidated statement of operations and cash flows data for the years ended December 31, 2008 and 2009 are derived from our audited consolidated financial statements not included herein. Our consolidated financial statements have been prepared and presented in accordance with ROC GAAP, which differs in some material respects from US GAAP. Please see Note 24 to our audited consolidated financial statements for a description of the principal differences between ROC GAAP and US GAAP for the periods covered by these financial statements.

	Year ended December 31,
	2008	2009	2010	2011	2012	2012
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data)
Consolidated Statement of Operations Data:
ROC GAAP:
Net revenue:
Related parties(1)	$3,122.9	$668.9	$2,033.3	$379.0	$—	$—
Others	13,887.3	11,481.4	15,176.4	17,831.9	19,220.5	661.6

Total net revenue	17,010.2	12,150.3	17,209.7	18,210.9	19,220.5	661.6
Cost of revenue	16,969.9	15,661.5	16,564.0	16,549.2	16,638.5	572.8

Gross profit (loss)	40.3	(3,511.2)	645.7	1,661.7	2,582.0	88.8

Operating expenses:
Research and development	435.6	375.3	412.7	409.8	492.8	17.0
General and administrative	885.6	657.8	677.6	651.9	625.6	21.5
Sales and marketing	2,362.7	561.2	64.4	66.5	78.4	2.7

Total operating expenses	3,683.9	1,594.3	1,154.7	1,128.2	1,196.8	41.2

Income (Loss) from operations	(3,643.6)	(5,105.5)	(509.0)	533.5	1,385.2	47.6

Other income (expenses), net	(3,286.8)	116.7	2,320.6	(455.8)	(464.4)	(16.0)

Income (Loss) before income tax, noncontrolling interests and interest in bonuses paid by subsidiaries(2)	(6,930.4)	(4,988.8)	1,811.6	77.7	920.8	31.6
Income tax benefit (expense)	(120.8)	420.7	99.3	(45.5)	(131.5)	(4.5)

Income (Loss) before noncontrolling interests and interest in bonuses paid by subsidiaries(2)	(7,051.2)	(4,568.1)	1,910.9	32.2	789.3	27.1
Net (income) loss attributable to noncontrolling interests	143.3	149.4	(266.2)	(47.4)	(67.5)	(2.3)
Interest in bonuses paid by subsidiaries(2)	(362.4)	—	—	—	—	—

Net income (loss) attributable to ChipMOS	$(7,270.3)	$(4,418.7)	$1,644.7	$(15.2)	$721.8	$24.8

Earnings (Loss) per share(4):
Basic	$(346.63)	$(223.35)	$68.61	$(0.57)	$26.27	$0.90
Diluted	$(346.63)	$(230.15)	$67.38	$(0.57)	$25.50	$0.88
Weighted-average number of shares outstanding(4):
Basic	21.0	19.8	24.0	26.6	27.5	27.5
Diluted	21.0	22.3	26.8	26.6	28.3	28.3
US GAAP:(3)
Net income (loss) attributable to ChipMOS	$(7,177.7)	$(4,550.3)	$1,616.9	$46.1	$750.6	$25.8
Earnings (Loss) per share(4):
Basic	$(342.24)	$(230.00)	$67.45	$1.73	$27.32	$0.94
Diluted	$(342.24)	$(236.60)	$66.35	$1.71	$26.52	$0.91
Weighted-average number of shares outstanding(4):
Basic	21.0	19.8	24.0	26.6	27.5	27.5
Diluted	21.0	20.8	26.8	26.9	28.3	28.3

(1)	Related parties include Mosel Vitelic Inc., or Mosel, Siliconware Precision Industries Co. Ltd., or Siliconware Precision, ProMOS Technologies Inc., or ProMOS and DenMOS Technology Inc., or DenMOS. Commencing April 1, 2011, Mosel and its direct and indirect subsidiaries are no longer related parties of the Company as collectively, they hold less than 10% interest in ChipMOS Bermuda and are no longer considered as having significant influence on the Company. Commencing April 1, 2011, Siliconware Precision held less than 10% interest in ChipMOS Bermuda and was no longer a major shareholder of the Company. See Note 18 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F.
(2)	Refers to bonuses to directors, supervisors and employees paid by subsidiaries.
(3)	Reflects the US GAAP adjustments as described in Note 24 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F.
(4)	The outstanding shares and per share information reflect the reverse stock split of the Company’s common stocks with a ratio of 1-for-every-4 shares effective on January 21, 2011.

	As of December 31,
	2008	2009	2010	2011	2012	2012
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Balance Sheet Data:
ROC GAAP:
Current assets:
Cash and cash equivalents	$6,651.9	$3,884.8	$7,143.3	$7,357.9	$9,319.0	$320.8
Restricted cash and cash equivalents	59.5	243.8	546.8	285.1	174.5	6.0
Financial assets at fair value through profit and loss	102.1	119.0	3.0	—	—	—
Held-to-maturity financial assets	250.0	—	—	—	—	—
Investment with no active market	100.0	100.0	—	—	—	—
Notes receivable
—related parties(1)	195.0	—	—	—	—	—
—third parties	14.2	27.9	14.0	5.7	5.0	0.2
Accounts receivable
—related parties(1)	0.4	0.2	258.0	—	—	—
—third parties	1,296.5	2,441.8	2,816.0	3,666.5	3,992.2	137.4
Other receivables
—related parties(1)	30.0	—	66.4	—	—	—
—third parties	172.2	130.1	182.0	73.2	149.9	5.2
Inventories	1,001.5	862.1	1,279.8	1,533.9	1,687.9	58.1
Deferred income tax, net	355.8	356.4	278.7	76.6	77.8	2.7
Prepaid expenses and other current assets	265.2	265.1	202.3	92.3	131.8	4.5
Total current assets	10,494.3	8,431.2	12,790.3	13,091.2	15,538.1	534.9
Long-term investments	437.8	220.0	10.5	39.1	11.6	0.4
Property, plant and equipment—net	23,654.9	20,769.0	17,273.0	13,896.1	12,108.0	416.8
Intangible assets—net	107.8	102.8	94.2	100.5	178.9	6.2
Other assets	746.8	833.2	1,147.0	1,154.2	912.8	31.4
Total assets	35,441.6	30,356.2	31,315.0	28,281.1	28,749.4	989.7
Current liabilities:
Short-term bank loans	2,745.4	2,363.3	1,494.7	546.9	366.5	12.6
Current portion of long-term loans	4,603.7	1,553.9	4,925.7	684.0	2,227.8	76.7
Convertible notes	1,541.6	—	65.8	—	—	—
Accounts payable	477.9	738.0	690.1	1,130.8	890.1	30.6
Payables to contractors and equipment suppliers	251.6	201.2	790.6	415.4	484.6	16.7
Other payables	628.0	696.1	896.7	1,081.5	1,008.4	34.7
Current portion of capital leases payable	—	821.2	822.0	—	—	—
Accrued expenses and other current liabilities	469.4	525.7	990.9	830.9	767.0	26.4
Total current liabilities	10,721.6	6,921.5	10,697.5	4,712.2	5,775.6	198.8
Long-term liabilities	9,934.9	13,475.2	6,566.4	8,579.6	6,829.3	235.2
Other liabilities	242.3	7.3	7.7	6.0	175.4	6.0
Total liabilities	20,898.8	20,404.0	17,271.6	13,297.8	12,780.3	440.0
Total equity (including noncontrolling interests)	$14,542.8	$9,952.2	$14,043.4	$14,983.3	$15,969.1	$549.7

(1)	Related parties include Mosel, Siliconware Precision, ProMOS and DenMOS. Commencing April 1, 2011, Mosel and its direct and indirect subsidiaries are no longer related parties of the Company as collectively, they hold less than 10% interest in ChipMOS Bermuda and are no longer considered as having significant influence on the Company. Commencing April 1, 2011, Siliconware Precision held less than 10% interest in ChipMOS Bermuda and was no longer a major shareholder of the Company. See Note 18 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F.

	As of December 31,
	2008	2009	2010	2011	2012	2012
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
US GAAP(1) :
Current assets:
Cash and cash equivalents	$6,651.9	$3,884.8	$7,143.3	$7,357.9	$9,319.0	$320.8
Restricted cash and cash equivalents	59.5	243.8	546.8	285.1	174.5	6.0
Financial assets at fair value through profit and loss	102.1	119.0	3.0	—	—	—
Held-to-maturity financial assets	250.0	—	—	—	—	—
Available-for-sale financial assets	100.0	100.0	—	—	—	—
Notes receivable
—related parties(2)	195.0	—	—	—	—	—
—third parties	14.2	27.9	14.0	5.7	5.0	0.2
Accounts receivable
—related parties(2)	0.4	0.2	258.0	—	—	—
—third parties	1,296.5	2,441.8	2,816.0	3,666.5	3,992.2	137.4
Other receivables
—related parties(2)	30.0	—	66.4	—	—	—
—third parties	172.2	130.1	182.0	73.2	149.9	5.2
Inventories	966.1	863.1	1,280.9	1,534.9	1,688.8	58.1
Deferred income tax, net	349.5	350.2	272.5	70.4	77.8	2.7
Prepaid expenses and other current assets	265.2	265.1	202.3	92.3	131.8	4.5
Total current assets	10,452.6	8,426.0	12,785.2	13,086.0	15,539.0	534.9
Long-term investments	437.8	220.0	10.5	39.1	11.6	0.4
Property, plant and equipment—net	23,427.2	20,474.4	16,924.1	13,501.0	11,652.9	401.1
Intangible assets—net	107.8	102.8	94.2	100.5	94.3	3.2
Other assets	731.6	893.2	1,221.1	1,237.6	977.7	33.7
Total assets	35,157.0	30,116.4	31,035.1	27,964.2	28,275.5	973.3
Current liabilities:
Short-term bank loans	2,745.4	2,363.3	1,494.7	546.9	366.5	12.6
Current portion of long-term loans	4,603.7	1,553.9	4,925.7	684.0	2,227.8	76.7
Convertible notes	1,453.0	—	65.8	—	—	—
Accounts payable	477.9	738.0	690.1	1,130.8	890.1	30.6
Payables to contractors and equipment suppliers	251.6	201.2	790.6	415.4	484.6	16.7
Other payables	628.0	696.1	896.7	1,081.5	1,008.4	34.7
Current portion of capital leases payable	—	821.2	822.0	—	—	—
Accrued expenses and other current liabilities	469.4	525.7	990.9	830.9	767.0	26.4
Total current liabilities	10,632.9	6,921.5	10,697.5	4,712.2	5,775.6	198.8
Long-term liabilities	9,934.9	13,475.2	6,566.4	8,579.6	6,829.3	235.2
Other liabilities	435.0	286.1	398.6	383.5	480.3	16.5
Total liabilities	21,002.8	20,682.8	17,662.5	13,675.3	13,085.2	450.5
Total equity (including noncontrolling interests)	$14,154.2	$9,433.6	$13,372.6	$14,288.9	$15,190.3	$522.8

(1)	Reflects the US GAAP adjustments as described in Note 24 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F.
(2)	Related parties include Mosel, Siliconware Precision, ProMOS and DenMOS. Commencing April 1, 2011, Mosel and its direct and indirect subsidiaries are no longer related parties of the Company as collectively, they hold less than 10% interest in ChipMOS Bermuda and are no longer considered as having significant influence on the Company. Commencing April 1, 2011, Siliconware Precision held less than 10% interest in ChipMOS Bermuda and was no longer a major shareholder of the Company. See Note 18 of the notes to the consolidated financial statements contained in this Annual Report on Form 20-F.

	Year ended December 31,
	2008	2009	2010	2011	2012	2012
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Statement of Cash Flows Data:
ROC GAAP:
Capital expenditures	$2,188.4	$3,479.7	$4,237.3	$2,319.3	$2,776.6	$95.6
Depreciation and amortization	7,174.5	6,524.6	6,281.6	5,677.6	4,631.9	159.4
Net cash provided by (used in):
Operating activities	5,164.2	781.0	8,688.9	5,898.0	4,735.3	163.0
Investing activities	(2,296.9)	(1,042.5)	(2,454.2)	(3,250.7)	(2,594.9)	(89.3)
Financing activities	(1,395.3)	(2,503.8)	(2,959.5)	(2,464.6)	(162.7)	(5.6)
Effect of exchange rate changes on cash	46.3	(1.8)	(16.8)	31.9	(16.6)	(0.6)
Net increase (decrease) in cash	$1,518.3	$(2,767.1)	$3,258.4	$214.6	$1,961.1	$67.5

Exchange Rates

References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This Annual Report on Form 20-F contains translations of certain NT dollar amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2012, which was NT$29.05 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all. On April 19, 2013, the noon buying rate was NT$29.77 to US$1.00.

The following table sets out, for the years and the months indicated, information concerning the number of NT dollars for which one US dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT dollars per US dollar noon buying rate
	Average	High	Low	Period-end
2008	31.52	33.58	29.99	32.76
2009	33.02	35.21	31.95	31.95
2010	31.50	32.43	29.14	29.14
2011	29.38	30.67	28.50	30.27
2012	29.56	30.28	28.96	29.05
October	29.24	29.31	29.15	29.20
November	29.11	29.26	28.96	29.07
December	29.04	29.10	29.00	29.05
2013
January	29.10	29.54	28.93	29.54
February	29.63	29.73	29.52	29.67
March	29.74	29.88	29.63	29.81
April (through 19, 2013)	29.91	30.06	29.77	29.77

Sources: Federal Reserve Bank of New York.

Risk Factors

Risks Relating to Economic Conditions and the Financial Markets

The global credit and financial markets crisis could materially and adversely affect our business and results of operations.

Disruptions in global credit and financial markets may occur that cause diminished liquidity and limited availability of credit, reduced consumer confidence, reduced economic growth, increased unemployment rates and uncertainty about economic stability. Limited availability of credit in financial markets may lead consumers and businesses to postpone spending. This in turn may cause our customers to cancel, decrease or delay their existing and future orders with us. Financial difficulties experienced by our customers or suppliers as a result of these conditions could lead to production delays and delays or defaults in payment of accounts receivable. Continuing credit markets disruption restricts our access to capital and limits our ability to fund operations or to refinance maturing obligations as they become due through additional borrowing or other sources of financing. We are not able to predict the duration or extent of disruptions in global credit and financial markets that occurred in since 2009 and through 2012. These conditions increase the difficulty of accurately forecasting and planning our business activities. If these conditions and uncertainties continue or if credit and financial markets and confidence in economic conditions further deteriorate, our business and results of operations could be materially and adversely affected.

Risks Relating to Our Industry

Because we depend on the highly cyclical semiconductor industry, which is characterized by significant and sometimes prolonged downturns from time to time, our net revenue and earnings may fluctuate significantly, which in turn could cause the market price of our common shares to decline.

Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. All of our customers operate in this industry and variations in order levels from our customers and in service fee rates may result in volatility in our net revenue and earnings. For instance, during periods of decreased demand for assembled semiconductors, some of our customers may even simplify, delay or forego final testing of certain types of semiconductors, such as dynamic random access memory or DRAM, further intensifying our difficulties. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns which have adversely affected our results of operations. In 2009, the semiconductor industry, especially the assembly and testing services for DRAM products sector, continued to experience the significant downturn that began in fourth quarter of 2008, and which has adversely affected our business. As a result of the industry downturn, our net revenue for 2009 decreased 29% from 2008 levels. This industry downturn started to recover from the second quarter of 2009, and our net revenue for 2010 increased 42% from 2009 levels. Our net revenue for 2011 increased 6% from 2010 levels. Our net revenue for 2012 increased 6% from 2011 levels and generated a net income of NT$722 million (US$25 million) in 2012. We cannot give any assurances that there will not be any downturn in the future or that any future downturn will not affect our results of operations.

Any deterioration in the market for end-user applications for semiconductor products would reduce demand for our services and may result in a decrease in our earnings.

Market conditions in the semiconductor industry track, to a large degree, those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors we test and assemble could reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Our net revenue is largely attributable to fees derived from testing and assembling semiconductors for use in personal computers, communications equipment, consumer electronic products and display applications. A significant decrease in demand for products in these markets could put pricing pressure on our testing and assembly services and negatively affect our net revenue and earnings. Weak demand for LCD and other flat-panel display products began in 2007 and has since adversely affected our operating results in 2008, 2009, and 2010. The LCD driver market started to recover in the second quarter of 2009 and the positive recovery trend continued through 2012. We cannot give any assurances that there will not be any downturn in the future or that any future downturn will not affect our results of operations. Any significant decrease in demand for end-user applications of semiconductors will negatively affect our net revenue and earnings.

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

A significant portion of our net revenue is derived from testing and assembling memory semiconductors. Our net revenue derived from the testing and assembly of memory semiconductors accounted for 62%, 57% and 55% of our net revenue in 2010, 2011 and 2012, respectively. In the past, our service fees for testing and assembling memory semiconductors were sharply reduced in tandem with the decrease in the average selling price of DRAM in the semiconductor industry. The continuing oversupply of DRAM products in 2008 and the weak demand in the DRAM market in the period from 2009 to 2012 resulted in significant reductions in the price of DRAM products, which in turn drove down the average prices for our testing and assembly services for DRAM products in these periods. We cannot assure you that there will not be further downturns in DRAM prices in the future.

A decrease in market demand for LCD and other flat-panel display driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.

Our testing and assembly services for LCD and other flat-panel display driver semiconductors generated net revenue of NT$3,199 million, NT$3,986 million and NT$4,356 million (US$150 million) in 2010, 2011 and 2012, respectively. We invested NT$1,659 million, NT$1,188 million and NT$977 million (US$34 million) in 2010, 2011 and 2012, respectively, on equipment for tape carrier package, or TCP, chip-on-film, or COF and chip-on-glass, or COG, technologies, which are used in testing and assembly services for LCD and other flat-panel display driver semiconductors. Most of this equipment may not be used for technologies other than TCP, COF or COG. The market demand for LCD and other flat-panel display driver semiconductors and related testing and assembly services increased in 2012 compared to the market demand in 2011. Any significant decrease in demand for these products and our related services, however, would significantly impair our capacity utilization rates. That may result in our inability to generate sufficient revenue to cover the significant depreciation expenses for the equipment used in testing and assembling LCD and other flat-panel display driver semiconductors, thereby negatively affecting our profitability. See also “— Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected”.

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.

We have a significant level of debt and interest expense. As of December 31, 2012, we had approximately NT$6,740 million (US$232 million) and NT$2,594 million (US$89 million) outstanding long-term and short-term indebtedness, respectively. Our long-term indebtedness as of December 31, 2012, represented bank loans with an interest rate between 1.73% and 3.9117%. As of December 31, 2012, NT$2,229 million (US$77 million) of our short-term indebtedness and NT$6,740 million (US$232 million) of our long-term indebtedness was secured by collateral comprised of assets owned by ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan, ThaiLin Semiconductor Corp., or ThaiLin and ChipMOS TECHNOLOGIES (Shanghai) LTD., or ChipMOS Shanghai.

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

On October 1, 2007, the Taipei District Court found Mr. Shih-Jye Cheng not guilty, and on October 22, 2007, the prosecutor appealed the Taipei District Court decision at the Taiwan High Court. The Taiwan High Court held four trial hearings in 2008, six trial hearings in 2009 and six trial hearings in 2010. A new bench was formed to try this case at the beginning of 2010 due to judge rotation. Seven trial hearings have since been conducted by the new bench, with two trial hearings in 2011, four trial hearings in 2012 and one trial hearing in 2013. The next trial hearing is scheduled to take place on May 22, 2013.

Theoretically, as a result of prosecutor’s appeal, Mr. Cheng may still be convicted of one or more charges in the indictment. In addition, new evidence that leads to additional criminal charges and/or an adverse judgment against Mr. Cheng may be produced during the ongoing criminal investigation, and the special committee may make recommendations to our board in respect of Mr. Cheng’s positions with us or our subsidiaries. However, up to the present, no new evidence or charge has been presented or collected by the prosecutor or the Court. Therefore, we are reasonably confident that the non-guilty judgment for Mr. Cheng will be maintained by the Taiwan High Court. If Mr. Cheng is convicted, or in light of any new developments, the special committee may recommend or our board of directors may otherwise decide that it is in the Company’s best interests that Mr. Cheng no longer serves in all or some of his current capacities with us or our subsidiaries, or if Mr. Cheng resigns as a result of a final adverse judgment rendered against him by the court, or otherwise, the public perception of us may be seriously harmed and we would lose some or all of the services of Mr. Cheng. In addition, if Mr. Cheng is convicted and sentenced to imprisonment, the ROC Financial Supervisory Commission may subject ChipMOS Taiwan or ThaiLin to certain restrictions on financing activities if Mr. Cheng continues to serve as the chairman or president of ChipMOS Taiwan or ThaiLin. Mr. Cheng is very important to our current on-going business operations and our relationships with our customers and financing sources, and our loss of his services due to any adverse publicity from the trial or conviction of Mr. Cheng or other key personnel could materially and adversely affect our business, reputation and prospects and therefore cause our stock price to decline.

We depend on key customers for a substantial portion of our net revenue and a loss of, or deterioration of the business from, or delayed payment by, any one of these customers could result in decreased net revenue and materially adversely affect our results of operations and financial condition.

We depend on a small group of customers for a substantial portion of our business. In 2012, our top five customers, collectively accounted for 55% of our net revenue. As part of our strategy, we have been focusing on sales to key customers through long-term service agreements. We also focus on our business with smaller customers and customers who do not place orders on a regular basis. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our net revenue. Any adverse development in our key customers’ operations, competitive position or customer base could materially reduce our net revenue and adversely affect our business and profitability.

In the past, our top customers have defaulted on their payment obligations under certain long-term service agreements. For example, ProMOS has defaulted in its payment obligations to us in March 2008. Between the period of November 2008 to May 2009, we revised our contract terms and conditions with ProMOS to include provision of collateral, prepayments and pledges of wafer, Work-In-Process, or WIP, existing finished goods as lien material and secured equipment mortgage for ProMOS’ payment obligations. ProMOS made timely payments in 2012. See “Item 4. Information on the Company—Customers” for more information.

In January 2009, Spansion defaulted in its payment obligation to us and subsequently filed for a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in March 2009. As a result, ChipMOS Taiwan entered into a definitive Transfer of Claim Agreement to sell to Citigroup Financial Products Inc. (“Citigroup”) the general unsecured claim reflected in the proof of claim against Spansion. On October 4, 2010, ChipMOS Taiwan entered into a settlement agreement with Spansion LLC for the general unsecured claim on breach of contract and liquidated damages rights reflected in the proof of claim, Claim No. 5, against Spansion Inc., Spansion Technology LLC, Spansion LLC, Spansion International Inc. and Cerium Laboratories LLC filed by ChipMOS Taiwan in the U.S. Bankruptcy Court. In October 2010, the Company received payment of NT$2,118 million under the Transfer of Claim Agreement to Citigroup. See “Item 4. Information on the Company—Customers” for more information.

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

Our operations are characterized by a high proportion of fixed costs. For memory and logic/mixed-signal semiconductor testing services, our fixed costs represented 73%, 68% and 56% of our total cost of revenue in 2010, 2011 and 2012, respectively. For memory and logic/mixed-signal semiconductor assembly services, our fixed costs represented 24%, 23% and 19% of our total cost of revenue in 2010, 2011 and 2012, respectively. For LCD and other flat-panel display driver semiconductor testing and assembly services, our fixed costs represented 55%, 52% and 34% of our total cost of revenue in 2010, 2011 and 2012, respectively. For bumping services, our fixed costs represented 27%, 23% and 20% of our total cost of revenue in 2010, 2011 and 2012, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our testing and assembly equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates can significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In the past, our capacity utilization rates have fluctuated significantly as a result of the fluctuations in the market demand for semiconductors. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected. In addition, we have entered into various long-term assembly and testing services agreements with certain of our customers that may require us to incur significant capital expenditures. If we are unable to achieve high capacity utilization rates for the equipment purchased pursuant to these agreements, our gross margins may be materially and adversely affected.

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

We are subject to the SEC’s reporting obligations, and beginning in our Annual Report on Form 20-F for the year ended December 31, 2006, we have been required by the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report of management on our internal control over financial reporting in our Annual Report on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. Beginning in fiscal year 2007, our independent public registered accounting firm has audited the effectiveness of our internal control over financial reporting. Although our management concluded that our internal controls are effective in this Annual Report on Form 20-F, and our independent public registered accounting firm has rendered its opinion that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria set forth in Internal Control – Integrated Framework issued by Committee of Sponsoring Organization of the Treadway Commission (COSO), our management may not conclude that our internal controls are effective in the future. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, it may decline to attest to our management’s assessment or may issue an adverse opinion in the future. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares.

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

We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to hire a substantially greater number of skilled employees in connection with our expansion plans. In particular, we depend on a number of skilled employees in connection with our LCD and other flat-panel display driver semiconductor testing and assembly services, and the competition for such employees in Taiwan and Mainland China is intense. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance for any of our executive officers nor do we have employment contracts with any of our executive officers or employees, and, as a result, none of our executive officers or employees is bound by any non-competition agreement. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could affect our ability to provide our services, resulting in reduced net revenue and earnings. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract additional personnel. As of March 31, 2013, 7.8% of the workforce at our facilities are foreign workers employed by us under work permits that are subject to government regulations on renewal and other terms. Consequently, if the regulations in Taiwan relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost, we may be unable to maintain or increase our level of services and may suffer reduced net revenue and earnings.

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

Certain of our operations are conducted through companies that we do not fully own. For example, certain current consolidated operations are conducted through ChipMOS Taiwan, our 84.2% subsidiary as of March 31, 2013, ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary as of March 31, 2013, and ChipMOS Shanghai, ThaiLin’s wholly-owned subsidiary as of March 31, 2013. We also conduct other activities through our affiliated entities. See also “—ChipMOS Taiwan’s ability to maintain its trading status on Taiwan’s Emerging Stock Board and to eventually list on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the Emerging Stock Board or satisfy other eligibility requirements for the proposed listing transaction” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

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

Any future outbreak of health epidemics and outbreaks of contagious diseases, including avian influenza, swine flu or Severe Acute Respiratory Syndrome, may materially affect our operations and business.

Influenza viruses circulating in animals pose threats to human health. Humans can become ill when infected with viruses from animal sources, such as avian influenza virus subtypes H5N1, H9N2 and H7N9 and swine influenza virus subtypes H1N1 and H3N2. An outbreak of a contagious disease such as New Influenza A or more commonly known as the “bird flu” and “swine flu”, Severe Acute Respiratory Syndrome (SARS), or more recently, avian influenza with virus subtype H7N9, for which there is inadequate treatment or no known cure or vaccine, may potentially result in a quarantine of infected employees and related persons, and adversely affect our operations at one or more of our facilities or the operations of our customers or suppliers. We cannot predict the impact that any further future outbreak of the aforementioned influenza viruses or other diseases could have on our business and results of operations.

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

The business and operations of our business associates and our own business operations are vulnerable to disruptions that may be caused by natural disasters and other events.

We currently provide most of our testing services through our facilities in the Hsinchu Industrial Park and the Hsinchu Science Park in Taiwan and the Shanghai Qingpu Industrial Zone, and all of our assembly services through our facilities in the Southern Taiwan Science Park and the Shanghai Qingpu Industrial Zone. Significant damage or other impediments to these facilities as a result of natural disasters, industrial strikes or industrial accidents could significantly increase our operating costs.

Certain regions we operate in are particularly susceptible to earthquakes and associated natural disasters. For example, in late 1999, Taiwan suffered severe earthquakes which caused significant property damages and loss of life, particularly in the central part of Taiwan. The earthquakes damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. We experienced an aggregate of NT$8 million in damages to our machinery and equipment, facilities, inventory and five days of delay in production schedule as a result of the event. In March 2011, Sendai of Japan registered an earthquake of 9.0 Mw (moment magnitude scale) off the coast of Japan (the “Sendai Earthquake”). The Sendai Earthquake was recorded as most powerful earthquake to hit Japan and the fourth most powerful earthquake in the world. The earthquake triggered tsunami warnings and evacuations along Japan’s Pacific coast and in at least 20 countries, including Taiwan and Mainland China. In April 2013, an earthquake registering a magnitude of approximately 6.6- 7.0 Mw with epicenter located in Lushan County, Ya’an, Sichuan (the “Lushan Earthquake”). Sichuan provincial government released information on April 21, 2013 confirming 186 deaths and up to 21 persons missing and 12,100 injured victim reports. As of the date of this Annual Report on Form 20-F, the official statistics related to the damages caused by the Lushan Earthquake was not yet available.

In January and February 2008, certain parts of Mainland China, particularly in the southern, central and eastern regions, experienced reportedly the most severe winter in the country in recent decades, which resulted in significant and extensive damages to factories, power lines, homes, automobiles, crops and other properties, blackouts, transportation and communications disruptions and other losses in the affected areas. In addition, in May 2008, certain semiconductor companies with facilities in eastern Mainland China experienced production disruption reportedly due to power outages caused by the failure of certain electricity supply system in the area where the plants are located. We cannot assure you that our facilities in the Shanghai Qingpu Industrial Zone will not be adversely affected by future snowstorms, power outages, earthquakes or other similar events.

Natural disasters and other events like aforementioned events cause severe property damages to townships, infrastructures and death and injuries to Civilians. In Sendai Earthquake, many electrical generators were disabled, and at least three nuclear power plant reactors partially melted down and experienced a chemical explosion extensively damaging surrounding buildings. We cannot assure you that our production facilities, operations and market located in Taiwan and Mainland China will not be adversely affected as result of the events that take place overseas like the Sendai Earthquake, including radiation emission from the damaged nuclear power plants or subsequent future earthquakes that may take place.

The production facilities of many of our suppliers immediately after customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan and Mainland China. If our customers are adversely affected by natural disasters or other events occurring in or affecting these geographic areas, it could result in a decline in the demand for our testing and assembly services. If our suppliers and providers of complementary semiconductor manufacturing services are affected by such events, our production schedule could be halted or delayed. As a result, a major earthquake, snowstorm, other natural disaster, industrial strike, industrial accident or other disruptive event occurring in or affecting Taiwan or Mainland China could severely disrupt our normal operation of business and have a material adverse effect on our financial condition and results of operations.

Any future outbreak of radiation-related disease as a result of nuclear power plant reactors damage caused by the Sendai Earthquake may materially adversely affect our operations and business.

The Sendai Earthquake raises tremendous concerns about the possible effects of radiation emission from the damaged nuclear power plants. Japanese official authorities are working with experts in assessing the risk and determining the best courses of actions to implement to escape harmful radiation. The potential health effects due to exposure to harmful radiation may be temporary or permanent harmful effects in nature.

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

Certain health effects due to exposure to harmful radiation does not have adequate treatment or known cure or vaccine, consequently, may potentially result in a quarantine of infected employees and related persons, and adversely affect our operations at one or more of our facilities or the operations of our customers or suppliers. We cannot predict the probability of any future outbreak of radiation related diseases as a possible result of nuclear power plants damage caused by the Sendai Earthquake or the extent of the material adverse impact that this could have on our business and results of operations.

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

As of March 31, 2013, ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary, directly owned 13.4% of our common shares. He & Fang 2005 Revocable Living Trust owned 8.4% of our common shares according to the 13G/A filed by He Zhengxu with SEC on January 22, 2013. These two largest shareholders, individually or collectively, through their equity interests may have significant influence over matters submitted to our shareholders for approval and other corporate actions, such as:

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

Our ability to make further investments in ChipMOS Taiwan may be dependent on relevant stock exchanges requirements or other regulatory approval requirements. If ChipMOS Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations, and as a result our ability to grow and conduct our business, may be materially adversely affected.

        Even though trading on the Emerging Stock Board of Gre Tai Securities Market of ChipMOS Taiwan’s shares under stock code “8150” commenced on April 19, 2013, ChipMOS Taiwan will continue to depend on its shareholders, ChipMOS Bermuda and Siliconware Precision, to meet its equity financing requirements prior to consummation of its plan of listing on the TSE. See “—ChipMOS Taiwan’s ability to maintain its trading status on Taiwan’s Emerging Stock Board and to eventually list on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the Emerging Stock Board or satisfy other eligibility requirements for the proposed listing transaction” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”. Any capital contribution by us to ChipMOS Taiwan may require the approval of the relevant stock exchange or other ROC authorities. For example, any capital contribution by us to ChipMOS Taiwan will require the approval of the authorities of the Science Park Administration. We may not be able to obtain any such approval in the future in a timely manner, or at all. If ChipMOS Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations, and as a result ChipMOS Bermuda’s ability to grow and conduct our business, may be materially adversely affected.

ChipMOS Taiwan’s ability to maintain its trading status on Taiwan’s Emerging Stock Board and to eventually list on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the Emerging Stock Board or satisfy other eligibility requirements for the proposed listing transaction.

On March 14, 2013, the Board of Directors of ChipMOS Bermuda approved a plan for listing ChipMOS Taiwan on Taiwan’s Emerging Stock Board in the second quarter of 2013 and listing ChipMOS Taiwan on the Taiwan Stock Exchange (“TSE”) in the second quarter of 2014. The Company subsequently engaged underwriters to provide assistance to the Company and to ChipMOS Taiwan necessary for ChipMOS Taiwan to become eligible to list on TSE. The trading of shares of ChipMOS Taiwan on Taiwan’s Emerging Stock Board of Gre Tai Securities Market under stock code “8150” commenced on April 19, 2013.

Whether requirements can be satisfied for ChipMOS Taiwan’s continued trading on Taiwan’s Emerging Stock Board or listing on the TSE depends in part on market conditions and other factors not within the control of the Company or ChipMOS Taiwan. Further, in addition to other TSE listing requirements, the Company will be required to reduce its ownership in ChipMOS Taiwan to 70% or less by sale to third party investors upon or prior to the completion of the TSE listing. The Company or ChipMOS Taiwan may not be able to find investors willing to purchase ChipMOS Taiwan shares in such a possible sale transaction. Entry into any definitive agreements with respect to such a possible sale transaction will be conditional upon, among others, whether the Company is able to find third party investors willing to purchase ChipMOS Taiwan shares, satisfaction of other requirements for trading or listing on the TSE and the development of ChipMOS Taiwan’s application to be listed on the TSE. For these reasons there can be no assurance that ChipMOS Taiwan’s shares will continue to trade on Taiwan’s Emerging Stock Board or that ChipMOS Taiwan will be listed on the TSE.

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

Sales of substantial amounts of shares in the public market, the perception that future sales may occur, or the pledge of a substantial portion of our common shares could depress the prevailing market price of our shares. As of March 31, 2013, we had approximately 33 million common shares issued and outstanding. As of March 31, 2013, ThaiLin, He & Fang 2005 Revocable Living Trust, DLS Capital Management, LLC , Siliconware Precision, and, Chilton Investment Company, LLC our five largest shareholders, owned 4,474,211, 2,788,123, 2,421,949, 2,243,749 and 1,781,416 common shares respectively, representing in the aggregate of approximately 41.1% of our outstanding common shares. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”.

Mosel in the past decided to sell a significant portion of our common shares in order to raise funds. In June 2006, Mosel sold 1,739,130 common shares through its wholly-owned subsidiary, Giant Haven, under a shelf registration statement which has since expired. In addition, in March 2007, we issued 3,043,749 common shares pursuant to a share purchase and subscription agreement with ChipMOS Taiwan and Siliconware Precision, and we entered into a registration rights agreement in March 2007 with Siliconware Precision, pursuant to which we granted to Siliconware Precision certain rights to require us to register these common shares for sale under the Securities Act. In July 2007, Mosel sold 2,030,316 common shares through Giant Haven to ProMOS and Powertech Technology, and we then granted Giant Haven, ProMOS and Powertech Technology certain rights to require us to register these common shares for sale under the Securities Act. For a shareholder that is not our affiliate these shares may be resold pursuant to Rule 144 after lapse of the applicable holding period. In 2008, ProMOS failed to meet its payment obligations to ThaiLin. Subsequently in March 2009, ThaiLin acquired 1,015,158 common shares from ProMOS pursuant to its enforcement of the collateral under a Stock Pledge Agreement between ThaiLin and ProMOS dated December 3, 2008. Furthermore, each of Siliconware Precision, Mosel and ThaiLin may be able to sell, in any three-month period, that number of those ChipMOS common shares that each of Siliconware Precision, Mosel and ThaiLin owns, as the case may be, up to the greater of (i) one percent of our outstanding common shares or (ii) the average weekly trading volume of our common shares as reported on the NASDAQ Capital Market during the four calendar weeks prior to filing a notice under Rule 144(h) for any such sales pursuant to Rule 144(e) under the Securities Act. In November 2012, ThaiLin sold 2,000,000 common shares and Siliconware Precision sold 800,000 common shares pursuant to a secondary offering (the “Secondary Offering”). From April 2012 to March 2013, Mosel sold 1,047,311 common shares through its wholly-owned subsidiary, Giant Haven, under Rule 144.

On September 14, 2007, ChipMOS Bermuda issued 151,031 common shares pursuant to a share exchange transaction with ChipMOS Taiwan, under which ChipMOS Bermuda exchanged one common share for every 8.4 ChipMOS Taiwan shares then outstanding. Following the completion of the share exchange transaction, ChipMOS Taiwan became our wholly-owned subsidiary. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. In January 2011, the share purchase transaction was completed and we owned 84.2% of ChipMOS Taiwan’s outstanding shares as of December 31, 2011. On April 16, 2013, as part of ChipMOS Taiwan’s listing plan on the TSE, we completed the sale of 6.5 million outstanding ChipMOS Taiwan shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan. As of the date of this Annual Report on Form 20-F, we continue to own approximately 703 million ChipMOS Taiwan shares, representing 83.4% of ChipMOS Taiwan’s outstanding shares. See “Item 3. Key Information—Risk Factors— ChipMOS Taiwan’s ability to maintain its trading status on Taiwan’s Emerging Stock Board and to eventually list on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the Emerging Stock Board or satisfy other eligibility requirements for the proposed listing transaction.” for additional information on ChipMOS Taiwan’s listing plan. We plan to issue, from time to time, additional shares in connection with employee compensation and to finance possible future capital expenditures, investments or acquisitions. See “Item 6. Directors, Senior Management and Employees—Share Option Plan and Share Appreciation Rights Plan” for a discussion of the Share Option Plan that we have adopted for the benefit of all of our directors, officers, employees and consultants. The issuance of additional shares may have a dilutive effect on other shareholders and may cause the price of our common shares to decrease.

In addition, the indictment relating to Mr. Hung-Chiu Hu alleges that embezzled funds were used in investments by PacMOS Technologies Holdings Limited, or PacMOS, which, as of March 31, 2013, owned 3% of our outstanding common shares. As a result, PacMOS may be ordered by relevant authorities to dispose of its investments made with any embezzled funds, which may result in a sale of our shares by PacMOS. A sale of a significant number of our shares by PacMOS or our other current shareholders could depress our share price.

The share numbers disclosed in the foregoing paragraphs are adjusted for the Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

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

Our Structure and History

We are a holding company, incorporated in August 2000 under the Companies Act 1981 of Bermuda (as amended) (the “Bermuda Companies Act”), under the name “ChipMOS TECHNOLOGIES (Bermuda) LTD”. Our principal place of business is located at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China and our phone number is (886) 3 563 3988. We provide most of our services in Taiwan through our subsidiary, ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan, in which we hold a majority ownership interest, and its subsidiaries and investees. We also provide services in Mainland China through ChipMOS TECHNOLOGIES (Shanghai) LTD., or ChipMOS Shanghai, a wholly-owned subsidiary of MODERN MIND TECHNOLOGY LIMITED, or Modern Mind, which is a wholly-owned subsidiary of ThaiLin Semiconductor Corp., or ThaiLin. As of March 31, 2013, ThaiLin, a 42.9% owned subsidiary of ChipMOS Taiwan, owned 13.4% of our common shares, He & Fang 2005 Revocable Living Trust, owned 8.4% of our common shares, DLS Capital Management, LLC , owned 7.3% of our common shares, Siliconware Precision, owned 6.7% of our common shares and 15.8% of ChipMOS Taiwan’s outstanding shares, and Chilton Investment Company, LLC, owned 5.3% of our common shares.

The following chart illustrates our corporate structure and our equity interest in each of our principal subsidiaries and affiliates as of March 31, 2013.

Notes:

(1)	Under ROC Financial Accounting Standards and the regulations of the Taiwan Securities and Futures Bureau, we are required to consolidate the financial results of any subsidiaries in which we hold a controlling interest or voting interest in excess of 50%. We consolidated the financial results of ChipMOS Taiwan, ChipMOS Japan Inc., or ChipMOS Japan (which was liquidated in October 2009), ChipMOS USA Inc., or ChipMOS USA, ChipMOS TECHNOLOGIES (H.K.) Limited, or ChipMOS Hong Kong (which was dissolved on July 20, 2011), Modern Mind, its wholly-owned subsidiary, ChipMOS Shanghai and ThaiLin.
(2)	On March 27, 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed to 3,043,749 shares (adjusted to reflect the effect of 1-for-every-4 reverse stock split effective on January 21, 2011) of our newly issued common shares through a private placement. Following such transaction, on September 14, 2007, we completed a share exchange transaction with ChipMOS Taiwan pursuant to which we exchanged one common share for every 8.4 ChipMOS Taiwan shares. Following the completion of the share exchange transaction, ChipMOS Taiwan became our wholly-owned subsidiary. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The share purchase transaction was completed in January 2011. On April 16, 2013, as part of ChipMOS Taiwan’s listing plan on the TSE, we completed the sale of 6.5 million outstanding ChipMOS Taiwan shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan. As of the date of this Annual Report on Form 20-F, we own approximately 703 million ChipMOS Taiwan shares, representing 83.4% of ChipMOS Taiwan’s outstanding shares. See “Item 3. Key Information—Risk Factors— ChipMOS Taiwan’s ability to maintain its trading status on Taiwan’s Emerging Stock Board and to eventually list on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the Emerging Stock Board or satisfy other eligibility requirements for the proposed listing transaction.” for additional information on ChipMOS Taiwan’s listing plan.

Below is a description of our principal consolidated subsidiaries:

ChipMOS TECHNOLOGIES INC. ChipMOS Taiwan was incorporated in Taiwan in July 1997 as a joint venture company of Mosel and Siliconware Precision and with the participation of other investors. Its operations consist of the testing and assembly of semiconductors as well as gold bumping and memory module manufacturing. We acquired our interest in ChipMOS Taiwan by issuing our common shares to ChipMOS Taiwan’s shareholders in exchange for their 70.3% shareholding in ChipMOS Taiwan in January 2001. In October 2001, ChipMOS Taiwan issued 6,911,732 common shares as employee bonuses. In December 2002, we issued 132,793 common shares in exchange for 5,633,442 ChipMOS Taiwan common shares held by these employees.

On March 27, 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed to 3,043,749 of our newly issued common shares through a private placement. As of March 31, 2007, we held 99.1% of the outstanding common shares of ChipMOS Taiwan. On September 14, 2007, we completed a share exchange transaction with ChipMOS Taiwan pursuant to which we exchanged one common share for every 8.4 ChipMOS Taiwan shares. In connection with the share exchange transaction, ChipMOS Bermuda and ChipMOS Taiwan paid in the aggregate NT$53 million in cash to purchase fractional shares and shares held by dissenting shareholders, and ChipMOS Bermuda issued 151,031 new common shares. Following the completion of the share exchange transaction, ChipMOS Taiwan became our wholly-owned subsidiary. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The share purchase transaction was completed in January 2011. On April 16, 2013, as part of ChipMOS Taiwan’s listing plan on the TSE, we completed the sale of 6.5 million outstanding ChipMOS Taiwan shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan. As of the date of this Annual Report on Form 20-F, we own approximately 703 million ChipMOS Taiwan shares, representing 83.4% of ChipMOS Taiwan’s outstanding shares. See “Item 3. Key Information—Risk Factors— ChipMOS Taiwan’s ability to maintain trading status of ChipMOS Taiwan on Taiwan’s Emerging Stock Board and to eventually list ChipMOS Taiwan on the Taiwan Stock Exchange is dependent on factors outside of Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the Emerging Stock Board or satisfy other eligibility requirements for the proposed listing transaction.” for additional information on ChipMOS Taiwan’s listing plan. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Corporate Structure— ChipMOS Taiwan’s ability to maintain its trading status on Taiwan’s Emerging Stock Board and to eventually list on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the Emerging Stock Board or satisfy other eligibility requirements for the proposed listing transaction. ”

The share numbers disclosed in the foregoing paragraph are adjusted to reflect the Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

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

On March 4, 2008, ChipMOS Taiwan made a loan in an amount of NT$145 million that bears interest at a rate of 4.69% per annum to Taiwan Kolin Co. Ltd., or Kolin, a major shareholder of ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary. NT$15 million of this loan was repaid in 2008. The loan is secured by a pledge by Kolin of 11 million common shares of ThaiLin. As of the date of this Annual Report on Form 20-F, the loan has been fully repaid and the subject pledge has been released accordingly. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—ThaiLin Semiconductor Corp.”

As of March 31, 2013, ChipMOS Taiwan held (excluding the ThaiLin common shares pledged to us in connection with the loan to Kolin) a 42.9% interest in ThaiLin. Mr. Shih-Jye Cheng, our chairman and chief executive officer and the director and chairman of ChipMOS Taiwan, is also a director and the chairman of ThaiLin. In addition, four of the nine directors of ThaiLin are appointed by ChipMOS Taiwan. As of March 31, 2013, ThaiLin held 4,474,211 of our outstanding shares, corresponding to 13.4% of all of our outstanding shares. See “Item 7. Major Shareholders and Related Party Transactions — Related Party Transactions—ThaiLin Semiconductor Corp.”

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

Industry Background

We provide a broad range of back-end testing services, including engineering testing, wafer probing and final testing of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe-based and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array packages or fine-pitch BGA. In addition, we provide gold bumping, testing and assembly services for LCD and other flat-panel display driver semiconductors by employing TCP, COF and COG technologies.

Semiconductors tested and assembled by us are used in personal computers, graphics applications, such as game consoles and personal digital assistants, or PDAs, communications equipment, such as cellular handsets, and consumer electronic products and display applications, such as flat-panel displays. In 2012, 28.9% of our net revenue was derived from testing services for memory and logic/mixed-signal semiconductors, 33.2% from assembly services for memory and logic/mixed-signal semiconductors, 22.7% from LCD and other flat-panel display driver semiconductor testing and assembly services and 15.2% from bumping services for semiconductors.

Semiconductor Industry Trends

Growth in the semiconductor industry is largely driven by end-user demand for consumer electronics, communications equipment and computers, for which semiconductors are critical components. The worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn at the end of 2000 that was followed by a modest recovery in late 2002. Beginning in the fourth quarter of 2008, the semiconductor industry commenced another downturn that increased in unprecedented severity into the first quarter of 2009. The overall semiconductor industry commenced to recover from the downturn in the second quarter of 2009 and the positive recovery trend continues through 2012.

Selected Key Semiconductor Markets

While a recovery trend in end-user demand for new and improved electronic products and applications continues, various sectors of the semiconductor industry are in turn expected to benefit from a resumption in growth. These sectors include the memory semiconductor market, and the LCD and other flat-panel display driver semiconductor market.

Memory Semiconductor Market

The potential for memory market growth is linked to anticipated memory content increases in consumer electronics and PC applications (after such time as a recovery occurs in end-user demand for these) due to increasing operating system requirements, increasing use of graphics in gaming and other applications, continued growth of broadband content and a transition to 64-bit PC architecture. The memory market is dominated by two segments—DRAM and flash memory. Potential growth in the DRAM market is expected to be driven by continued growth in both the commodity and niche DRAM market, as well as growth opportunities in mobile DRAM as memory requirements significantly increase for mobile applications. Flash memory market potential growth is expected to be driven by increasing memory requirements for cellular handsets, digital cameras, digital audio/video, and other mobile applications.

LCD and Other Flat-Panel Display Driver Semiconductor Market

Flat-panel displays are used in applications such as PC monitors, notebook computers, television sets, cellular handsets and digital cameras. The end-user demand for LCD and other flat-panel display driver semiconductor experienced a downturn in 2007 and 2008. The LCD driver market started to recover in the second quarter of 2009 and the positive recovery trend continued through 2012.

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

Overview of the Semiconductor Manufacturing Process

The manufacturing of semiconductors is a complex process that requires increasingly sophisticated engineering and manufacturing expertise. The manufacturing process may be broadly divided into the following stages:

Process	Description
Circuit Design	The design of a semiconductor is developed by laying out circuit patterns and interconnections.

Wafer Fabrication	Wafer fabrication begins with the generation of a photomask, a photographic negative onto which a circuit design pattern is etched or transferred by an electron beam or laser beam writer. Each completed wafer contains many fabricated chips, each known as a die.

Wafer Probe	Each individual die is then electrically tested, or probed, for defects. Dies that fail this test are discarded, or, in some cases, salvaged using laser repair.

Assembly	The assembly of semiconductors serves to protect the die, facilitates its integration into electronic systems and enables the dissipation of heat. The process begins with the dicing of the wafers into chips. Each die is affixed to a leadframe-based or organic substrate-based substrate. Then, electrical connections are formed, in many cases by connecting the terminals on the die to the inner leads of the package using fine metal wires. Finally, each chip is encapsulated for protection, usually in a molded epoxy enclosure.

Final Test	Assembled semiconductors are tested to ensure that the device meets performance specifications. Testing takes place on specialized equipment using software customized for each application. For memory semiconductors, this process also includes “burn-in” testing to screen out defective devices by applying very high temperatures and voltages onto the memory device.

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

Continue to Invest in the Research and Development of Advanced Testing and Assembly Technologies.

Critical to our business growth is the continuation to expand our capabilities in testing and assembly to provide better service to our customers. We typically focus on advanced technologies that consist greater potentials to generate higher margins. For example, we conducted new product introductions and on an on-going basis continue to expand our capabilities in fine-pitch wafer bumping, multi-chip package (MCP) and high speed testing and assembly of fine-pitch COFs. We have also introduced low cost metal composite bump (MCB) products based on our proprietary Cu plating technology to service flat-panel display market and expand offerings to other business regions. We continue to maintain close working relationships with local and overseas research institutions and universities to keep abreast with leading edge technologies and broaden the scope of applications.

In 2013 we expect to focus our research and development efforts in the following areas:

•	development of advanced assembly technologies in WLCSP, MEMS and flip chip products for memory devices and mixed signal products;

•	expand fine-pitch Au and Cu bumping technology for 300mm products;

•	expand fine-pitch test capabilities for advanced LCD drivers;

•	carry out in-process improvement to improve manufacturing yields and shorten turnaround time;

•	develop new software conversion programs to increase the capabilities of our testers; and

•	continue to focus on delivering environmentally friendly assembly services by eliminating the lead and halogen elements from the materials.

In 2012, we spent approximately 2.6% of our net revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of March 31, 2013, our research and development team comprised 312 persons.

Build on Our Strong Presence in Taiwan and Expand Our Operations Outside Taiwan.

We intend to build on our strong presence in key centers of semiconductor and electronics manufacturing to grow our business. Currently, most of our operations are in Taiwan, one of the world’s leading locations for outsourced semiconductor manufacturing. This presence provides us with several advantages. Firstly, our proximity to other semiconductor companies is attractive to customers who wish to outsource various stages of the semiconductor manufacturing process. Secondly, our proximity to many of our suppliers, customers and the end-users of our customers’ products enables us to be involved in the early stages of the semiconductor design process, enhances our ability to quickly respond to our customers’ changing requirements and shortens our customers’ time-to-market. Thirdly, we have access to an educated labor pool and a large number of engineers who are able to work closely with our customers and other providers of semiconductor manufacturing services.

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

Focus on Increasing Sales through Long-Term Agreements with Key Customers as well as Business with Smaller Customers.

From time to time, we strategically agree to commit a portion of our testing and assembly capacity to certain of our customers. We intend to continue focus on increasing sales to key customers through long-term capacity agreements. The customers with which we currently have long-term agreements include a reputable memory customer based in the US. See “— Customers” below for a more detailed discussion of these long-term agreements.

Global market and economic conditions have been unprecedented and challenging with tight credit conditions and recession in most major economies since 2008 continuing into 2012. Beginning in 2008, we also resumed our focus on our business with smaller customers or customers who do not place orders on a regular basis. We believe that the dual focused strategy will assist us to be better prepared for the current economic volatility and ensure maximum utilization rate of our capacity and help us to develop closer relationships with all types of our customers.

Principal Products and Services

The following table presents, for the periods shown, revenue by service segment as a percentage of our net revenue. During 2011, the revenue of the bumping segment exceeded the quantitative threshold for aggregation and the Company deemed it appropriate to present revenue data related to bumping as a separate segment. The bumping segment revenue presented in this table has been recast from LCD and other flat-panel display driver semiconductor testing and assembly revenue for the year ended December 31, 2010.

	Year ended December 31,
	2010	2011	2012
Testing
Memory testing revenue	32.4%	30.0%	26.3%
Logic/mixed-signal testing revenue	3.5	2.4	2.6
Total testing revenue	35.9	32.4	28.9
Assembly
Memory assembly revenue	29.7	27.4	28.7
Logic/mixed-signal assembly revenue	6.7	5.5	4.5
Total assembly revenue	36.4	32.9	33.2
LCD and other flat-panel display driver semiconductor testing and assembly revenue	18.6	21.9	22.7
Bumping	9.1	12.8	15.2

Total net revenue	100.0%	100.0%	100.0%

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

Assembly

Our assembly services generally involve the following steps:

Wafer Lapping	The wafers are ground to their required thickness.

Die Saw	Wafers are cut into individual dies, or chips, in preparation for the die-attach process.

Die Attach	Each individual die is attached to the leadframe or organic substrate.

Wire Bonding	Using gold wires, the I/O pads on the die are connected to the package inner leads.

Molding	The die and wires are encapsulated to provide physical support and protection.

Marking	Each individual package is marked to provide product identification.

Dejunking and Trimming	Mold flash is removed from between the lead shoulders through dejunking, and the dambar is cut during the trimming process.

Electrical Plating	A solderable coating is added to the package leads to prevent oxidization and to keep solder wettability of the package leads.

Ball Mount and Reflow	Each electrode pad of the substrate is first printed with flux, after which solder balls are mounted, heated and attached to the electrode pad of the substrate through a reflow oven.

Forming/Singulation	Forming involves the proper configuration of the device packages leads, and singulation separates the packages from each other.

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

Wafer Level CSP

Wafer-level CSP (WL CSP) is the technology of packaging an integrated circuit at wafer level. WL CSP is essentially a true chip scale package (CSP) technology, since the resulting package is practically of the same size as the die. WL CSP has the ability to enable true integration of wafer fab, packaging, test, and burn-in at wafer level in order to streamline the manufacturing process undergone by a device from silicon start to customer shipment.

Most other kinds of packaging does wafer dicing first, and then puts the individual die in a plastic package and attaches the solder bumps. WL CSP involves the RDL, wafer solder bumping, while still in the wafer, and then wafer dicing. Benefits of WL CSP compare to general CSP package assembly include:

•	ultimate smaller package size;

•	smaller footprint on a printed circuit board;

•	very short circuit connection; and

•	cost effective packaging solution for small ICs.

Package	Connections	Description	End-User Applications
WL CSP	8-30	Very small package size (identical to die size), suitable for the low pin count and require the small package size application.	Memory, ASICs, MEMS devices, controllers, for mobile phone, tablet, ultra book computer product.

FC CSP

Flip chip chip scale package (FC CSP) construction utilizes the flip chip bumping (with solder bump or Cu pillar bump) interconnection technology to replace the standard wirebond interconnect. It allows for a smaller form factor due to wire loop reduction and area array bumping. FC CSP includes the substrate or leadframe type solution making an attractive option for advanced CSP application when electrical performance is a critical factor.

•	Excellent electrical performance, very low interconnect parasitics and inductance compare to wirebond type.

•	High electrical current endurance (Cu pillar bump), ideal for high power solution.

•	Smaller package form factor by reducing the wire loop height and wire span compared to conventional wirebond package.

Package	Connections	Description	End-User Applications
FC CSP	8-100	Superior electrical performance, smaller form factor.	Power device, RF, Logic/Analog device, wireless or portable application.

LCD and Other Flat-Panel Display Driver Semiconductors and Gold Bumping

We also offer testing and assembly services for LCD and other flat-panel display driver semiconductors. We employ TCP, COF and COG technologies for testing and assembling LCD and other flat-panel display driver semiconductors. In addition, we offer gold bumping services to our customers.

Tape Carrier Package (TCP) Technology

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

For the limitation of inner lead pitch (>43um) with this kind of package, the volume of TCP nowadays has been trending down to ~1% of total demand.

The following diagram presents the basic components of a TCP:

Chip-on-Film (COF) Technology

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

COF package has been using for large-size and high-resolution panel display nowadays, referring to the trend of the last several years, the avg. inner lead pitch of COF package went down to 25um with about 40% of market share.

The following diagram presents the basic components of a COF:

The TCP and COF processes involve the following steps:

Chip Probing	Screen out the defect chips which fail to meet the device spec.

Wafer Lapping	Wafers are grounded to their required thickness.

Die Saw	Wafers are cut into individual dies, or chips, in preparation for inner lead bonding.

Inner Lead Bonding	An inner lead bonder machine connects the chip to the printed circuit tape.

Potting	The package is dispensed a resin.

Potting Cure	The potting cure process matures the resin used during the potting oven with high temperatures.

Marking	A laser marker is used to provide product identification.

Final Testing	To verify device spec. within electrical testing after assembly process.

Inspection and Packing	Each individual die with tape is visually inspected for defects. The dies are packed within a reel into an aluminum bag after completion of the inspection process.

Chip-on-Glass (COG) Technology

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

Bumping

We also offer bumping services to our customers.

Gold bumping technology, which can be used in TCP, COF and COG technologies, is a necessary interconnection technology for LCD and other flat-panel display driver semiconductors. Most gold bumping services are performed on eight or twelve-inches wafers. Gold bumping technology provides the best solution for fine-pitch chips and is able to meet the high production requirement for LCD and other flat-panel display driver semiconductors or other chips that require thin packaging profiles. In addition to the gold bumping, we also offer the WLCSP, Cu RDL and Copper pillar service which can be applied for flip chip and QFN package. The product scope includes but is not limited to flash and power device.

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

The number of our customers as of March 31, in each of 2011, 2012 and 2013, respectively, was 87, 85 and 90. Our top 15 customers in terms of revenue in 2012 were (in alphabetical order):

ADATA Technology Co., Ltd.

Elite Semiconductor Memory Technology, Inc.

Fitipower Integrated Technology Inc.

Himax Technologies, Inc.

ILI TECHNOLOGY CORP.

Integrated Circuit Solution Inc.

LAPIS Semiconductor Co., Ltd.

Macronix International Co., Ltd.

Micron Technology, Inc., or Micron

Novatek Microelectronics Corp., or Novatek

ProMOS Technologies Inc.

Raydium Semiconductor Corp.

Spansion LLC

Winbond Electronics Corp., or Winbond

Zentel Electronics Corp.

In 2010, our largest customer was Novatek, our second-largest customer was ProMOS; and our third-largest customer was Micron accounting for approximately 18%, 12% and 9% of our net revenue, respectively. In 2011, our largest customer was Novatek, our second-largest customer was Micron and our third-largest customer was Winbond accounting for approximately 21%, 11% and 7% of our net revenue, respectively. In 2012, our largest customer was Novatek, our second-largest customer was Micron and our third-largest customer was Winbond accounting for approximately 21%, 14% and 8% of our net revenue, respectively.

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

As of December 31, 2009, other receivables from ProMOS amounted to NT$55 million and 100% allowance was made by ThaiLin. In June 2010, ThaiLin agreed a settlement with ProMOS in the amount of NT$24 million and it was collected during the same year. The allowance of NT$24 million was reversed to other non-operating income. Commencing in June 2010, the collection term was revised to become 30 days upon delivery. In January 2011, the collection term was revised to 45 days after delivery and it was further revised to request advance payments from ProMOS in June 2011. See Note 18 to our consolidated financial statements contained in this Annual Report on Form 20-F.

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

On April 22, 2010, the Company announced that Spansion LLC and ChipMOS Taiwan entered into a two-year wafer sort services agreement, utilizing the V5400 test platform, making ChipMOS Taiwan Spansion’s exclusive wafer sort subcontractor, except for any sort equipment operated by Spansion LLC or currently located at Spansion Japan Limited. The wafer sort services agreement became effective upon the effective date of Spansion’s confirmed plan of reorganization. The U.S. Bankruptcy Court confirmed Spansion’s Second Amended Plan of Reorganization on April 16, 2010. The effective date of Spansion’s plan of reorganization is May 10, 2010. The wafer sort services agreement became effective on May 10, 2010 and was extended for another two-year period expiring in April 2014.

Beginning in 2008, we also resumed a focus on our business with smaller customers and customers who do not place orders on a regular basis.

The following table sets forth, for the periods indicated, the percentage breakdown of our net revenue, categorized by geographic region based on the jurisdiction in which each customer is headquartered.

	Year ended December 31,
	2010	2011	2012
Taiwan	74%	73%	71%
Singapore	—(1)	6	14
United States	22	15	7
Japan	1	2	3
Hong Kong SAR	—(1)	1	2
Korea	3	2	2
Others	—(1)	1	1

Total	100%	100%	100%

Note:

(1)	Less than 1%.

Qualification and Correlation by Customers

Our customers generally require that our facilities undergo a stringent “qualification” process during which the customer evaluates our operations, production processes and product reliability, including engineering, delivery control and testing capabilities. The qualification process typically takes up to eight weeks, or longer, depending on the requirements of the customer. For test qualification, after we have been qualified by a customer and before the customer delivers semiconductors to us for testing in volume, a process known as “correlation” is undertaken. During the correlation process, the customer provides us with test criteria; information regarding process flow and sample semiconductors to be tested and either provides us with the test program or requests that we develop a new or conversion program. In some cases, the customer also provides us with a data log of results of any testing of the semiconductor that the customer may have conducted previously. The correlation process typically takes up to two weeks, but can take longer depending on the requirements of the customer.

Sales and Marketing

We maintain sales and marketing offices in Taiwan, Mainland China and the United States. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan, Japan, Korea and the United States, logic/mixed-signal semiconductors in Taiwan, Japan and the United States, LCD and other flat-panel display driver semiconductors in Japan, Taiwan, Hong Kong and Mainland China. As of March 31, 2013, our sales and marketing efforts were primarily carried out by teams of sales professionals, application engineers and technicians, totaling 38 staff members. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

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

We have appointed a non-exclusive sales agent for promoting our services for memory semiconductors in the United States, Japan and Korea. Our sales agent helps us promote and market our services, maintain relations with our existing and potential customers and communicate with our customers on quality, specific requirements and delivery issues. We generally pay our sales agent a commission of 1.5% to 2.5% of our revenue from services for memory semiconductors in the United States, Japan and Korea. In 2010, 2011 and 2012, we paid approximately NT$9 million, NT$3 million and NT$5 million (US$172 thousand), respectively, in commissions to our sales agent.

Research and Development

To maintain our competitive edge for continued business growth, we continue our focus of our investment in new technology research and development. In 2010, 2011 and 2012, we spent approximately NT$413 million, or 2%, NT$410 million, or 2% and NT$493 million (US$17 million), or 3%, respectively, of our net revenue on research and development. We intend to sustain these efforts.

Our research and development efforts have been focused primarily on new technology instruction, improving efficiency and production yields of our testing and assembly services. From time to time, we jointly develop new technologies with local and internationl research institutions and universities. In testing area, our research and development efforts focused particularly on high speed probing, fine pitch probing capability and wafer level burn-in technology. Our projects include:

•	Grew wafer level BIST testing capability;

•	Developed “one touchdown full contact testing capability for 200mm and 300mm wafers”;

•	Ramped up high frequency testing capability for LCDD;

•	Built up fine pitch testing capability for 12um bump pitch products; and

•	Developing centralized server test control system.

In bumping and assembly areas, our research and development efforts were directed to

•	Low-cost alloy wire bonding alternatives for Cu wirebond;

•	Au height reduction, as part of cost reduction drive, 10um bump height COF package was released for production;

•	Wafer-level chip scale packaging and Cu RDL processes;

•	Flip-chip QFN for power IC applications;

•	Cu pillar bumping and assembly;

•	MEMS packages for mobile devices;

•	Multi-chip assembly and modules for SSD and eMMC applications;

•	Stacked-die chip scale package;

•	Thin wafer lapping and dicing;

•	Advanced thin core/core-free substrate for thin packages; and

•	Qualified thermally enhanced COF and MCB (metal composite bump) COF and released for manufacturing.

For new product and product enhancement work in 2013, our work concentrates on three key development programs: WLCSP, MEMS and flip chip technology. In the bumping area, we completed customer qualification of 300mm wafer Au bumping process in 2012 and started volume production in Q4, 2012. Development of Cu plating enables the entry of WLCSP, RDL and flip chip market. Backend service of WLCSP was ramped up to mass production successfully. Full turnkey service has begun in 2013. Development of flip chip QFN packaging has been completed in 2012 and mass production is scheduled to be operational by end of the first quarter of 2013. In 2012, we also initiated both 200mm and 300mm Cu pillar bumping engineering work. In 2013, related packaging technologies are being developed for mixed-signal and memory products.

In 2012, in-process engineering advancement allowed us to extend our wirebond technology to service MEMS products. To further achieve cost reduction, alloy wire and 0.6 mil Au wirebond processes were also developed. In 2013, we will continue to work on improvements of wafer thinning and polishing operations facilitate the expansion of multi-chip NAND packages offerings. Capability of handling miniature molded packages has been extended to 1x1 mm range and various improvements will also be made in production equipment to enhance throughput for efficiency.

As of March 31, 2013, we employed 312 employees in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

We maintain laboratory facilities capable for materials and electrical characterizations to support production and new product development. Computer simulation is used to validate both mechanical and electrical models in comparison to measurement results. Enhancement of Shadow Moiré and Micro Moiré equipment was carried out to support MCP and flip chip package warpage characterization. In Advanced Packaging Lab, rheology measurement capability was established, aimed at expanding capability for material selection and inspection to support flip chip introduction and various resin characterizations. A new analytical laboratory has been equipped in our bumping line providing timely support to manufacturing operations.

Quality Control

We believe that our reputation for high quality and reliable services have been an important factor in attracting and retaining leading international semiconductor companies as customers for our testing and assembly services. We are committed to delivering semiconductors that meet or exceed our customers’ specifications on time and at a competitive cost. We maintain quality control staff at each of our facilities.

As of March 31, 2013, we employed 385 personnel for our quality control activities. Our quality control staff typically includes engineers, technicians and other employees who monitor testing and assembly processes in order to ensure high quality. We employ quality control procedures in the following critical areas:

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

As a result of our ongoing focus on quality, in 2012, we achieved monthly assembly yields of an average of 99.95% for our memory and logic/mixed-signal assembly packages, 99.96% for our COF packages and 99.92% for our COG packages. The assembly yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped back to customers divided by the number of individual integrated circuits that are attached to leadframes or organic substrate.

Raw Materials

Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our memory and logic/mixed-signal semiconductor assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the LCD and other flat-panel display driver semiconductor testing and assembly process include carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 22%, 22% and 25% of our net revenue in 2010, 2011 and 2012, respectively.

We do not maintain large inventories of leadframes, organic substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately one month’s production based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, since the commencement of economic downturn in second quarter of 2008, due to the volatility of the semiconductor market, several of our principal suppliers have also ceased to stock inventories to be reserved to meet its customers’ production requirements. Instead, our suppliers now require longer lead time for delivery of our supply orders. Despite shortages in the supply of materials, the prices of raw materials have decreased compared to the quoted prices prior to the second quarter of 2008. Our principal raw material supplies have not been impacted by the Japan earthquake and tsunami catastrophe. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—If we are unable to obtain raw materials and other necessary inputs from our suppliers in a timely and cost-effective manner, our production schedules would be delayed and we may lose customers and growth opportunities and become less profitable” for a discussion of the risks associated with our raw materials purchasing methods. For example, with the exception of aluminum bags and inner and outer boxes, which we acquire from local sources, the raw materials used in our TCP/COF process and for modules are obtained from a limited number of Japanese suppliers.

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

IDMs that use our services continually evaluate our performance against their own in-house testing and assembly capabilities. These IDMs may have access to more advanced technologies and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency and lower costs while maintaining an equivalent or higher level of quality for three reasons:

•	firstly, we offer a broader and more complex range of services as compared to the IDMs, which tend to focus their resources on improving their front-end operations;

•	secondly, we generally have lower unit costs because of our higher utilization rates and thus enabling us to operate at a more cost-effective structure compared to the IDMs; and

•	finally, we offer a wider range of services in terms of complexity and technology.

Intellectual Property

As of March 31, 2013, we held 457 patents in Taiwan, 137 patents in the United States, 222 patents in the People’s Republic of China and 1 patent in the United Kingdom, France and Germany, respectively, relating to various semiconductor testing and assembly technologies. These patents will expire at various dates through to 2031. As of March 31, 2013, we also had a total of 28 pending patent applications in the United States, 80 in Taiwan, and 55 in the People’s Republic of China. In addition, we have registered “ChipMOS” and its logo and “InPack” as trademarks in Taiwan, and “ChipMOS” and its logo as trademarks in the United States, the People’s Republic of China, Singapore, Hong Kong, Korea, Japan and the European Community.

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

All of our facilities in Taiwan and Mainland China have been certified as meeting the ISO 14001 environmental standards of the International Organization for Standardization, and all of our facilities in Taiwan have been further certified as meeting the OHSAS18001 standards, of the International Organization for Standardization. Our facilities at Hsinchu Science Park, Chupei and Southern Taiwan Science Park have won numerous awards including health promotion awards granted by Department of Health of ROC in 2012, “Safety & Health Performance Certification Unit” from Council of the Labor Affairs of ROC in 2009 and 2010. Our bumping facility has won “Civil Defence Excellent Award” from Hsinchu City in 2009, 2010, 2011 and 2012. We continue to encourage our employees to attend and participate in community environmental campaigns and events to promote and build better environmental friendly practices.

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

Insurance

We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damages due to all risks, including but not limited to, fire, lightning and earthquakes. The maximum coverage of property insurance for ChipMOS Taiwan and ThaiLin is approximately NT$53,676 million and NT$7,164 million, respectively. ChipMOS Shanghai also maintains property insurance policies for a maximum coverage of approximately RMB885 million.

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

Facilities

We provide testing services through our four facilities in Taiwan and one facility in Shanghai, with one facility at each of the following locations: Chupei, the Hsinchu Industrial Park, the Hsinchu Science Park, the Southern Taiwan Science Park and the Shanghai Qingpu Industrial Zone. We provide assembly services through our facility at the Southern Taiwan Science Park and our facility at the Shanghai Qingpu Industrial Zone. We own the land for our Hsinchu Industrial Park testing facility and Chupei facility and possess the land use right to the land on which our Shanghai Qingpu Industrial Zone facility is located until 2052, and, we lease two parcels of land for our Hsinchu Science Park testing facility with lease expiration in year 2017 and 2027, respectively, and two parcels of land for our Southern Taiwan Science Park facility with lease expiration in year 2017 and 2032.

The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of March 31, 2013.

Location of Facility	Primary Use	Floor Area (m2)	Principal Equipment
Chupei, Hsinchu	Testing/Gold Bumping	38,122	6 steppers 16 sputters 275 testers

Hsinchu Industrial Park, Taiwan	Testing	27,123	95 testers 33 burn-in ovens

Hsinchu Science Park, Taiwan	Testing	31,168	149 testers 93 burn-in ovens

Southern Taiwan Science Park, Taiwan	Assembly/Testing	146,180	497 wire bonders 143 inner-lead bonders 348 testers

Shanghai Qingpu Industrial Zone, Mainland China	Assembly/Testing	66,817	41 testers 164 wire bonders 23 burn-in ovens

Equipment

Testing of Memory and Logic/Mixed-Signal Semiconductors

Testing equipment is the most capital-intensive component of the memory and logic/mixed-signal semiconductors testing business. Upon the acquisition of new testing equipment, we install, configure, calibrate and perform burn-in diagnostic tests on the equipment. We also establish parameters for the testing equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of March 31, 2013, we operated 560 testers for testing memory and logic/mixed-signal semiconductors. We generally seek to purchase testers with similar functionality that are able to test a variety of different semiconductors. We purchase testers from international manufacturer, Advantest Corporation.

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

Assembly of Memory and Logic/Mixed-Signal Semiconductors

The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. and Kulicke & Soffa Industries Inc. As of March 31, 2013, we operated 661 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.

Gold Bumping, Testing and Assembly of LCD and Other Flat-Panel Display Driver Semiconductors

We acquired TCP-related equipment from Sharp to begin our TCP-related services. We subsequently purchased additional TCP-related testers from Yokogawa Electric Corp. and Advantest Corporation and assembly equipment from Shibaura Mechatronics Corp., Shinkawa Co., Ltd., Athlete FA Corp., Daitron Electron Crop and GMM Corp. As of March 31, 2013, we operated 6 steppers and 16 sputters for gold bumping, 143 inner-lead bonders for assembly and 348 testers for LCD and other flat-panel display driver semiconductors. We are currently in the process of purchasing additional testing equipment. The testing equipment can be used for the TCP, COF and COG processes, while the inner-lead bonders are only used in the TCP and COF processes. The same types of wafer grinding, auto wafer mount and die saw equipment is used for the TCP, COF and COG processes. In addition, auto inspection machines and manual work are used in the COG process, which is more labor-intensive than the TCP and COF processes.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report on Form 20-F.

Overview

We provide a broad range of back-end testing services, including wafer probing and final testing of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe-based and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. In addition, we provide gold bumping, testing and assembly services for LCD and other flat-panel display driver semiconductors by employing TCP, COF and COG technologies. In 2012, our consolidated net revenue was NT$19,221 million (US$662 million) and our net income was NT$722 million (US$25 million).

We are a holding company, incorporated in Bermuda on August 1, 2000. We provide most of our services through our majority-owned subsidiary, ChipMOS Taiwan, and its subsidiaries and investees. ChipMOS Taiwan was incorporated in Taiwan in July 1997 as a joint venture company of Mosel and Siliconware Precision and with the participation of other investors. Following the completion of the share exchange transaction between ChipMOS Bermuda and ChipMOS Taiwan on September 14, 2007, ChipMOS Taiwan became a wholly-owned subsidiary of ChipMOS Bermuda. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The share purchase transaction was completed in January 2011. On April 16, 2013, as part of ChipMOS Taiwan’s listing plan on the TSE, we completed the sale of 6.5 million outstanding ChipMOS Taiwan shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan. As of the date of this Annual Report on Form 20-F, we own approximately 703 million ChipMOS Taiwan shares, representing 83.4% of ChipMOS Taiwan’s outstanding shares. See “Item 3. Key Information—Risk Factors—ChipMOS Taiwan’s ability to maintain its trading status on Taiwan’s Emerging Stock Board and to eventually list on the Taiwan Stock Exchange is dependent on factors outside of Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the Emerging Stock Board or satisfy other eligibility requirements for the proposed listing transaction.” for additional information on ChipMOS Taiwan’s listing plan. For the year ended December 31, 2012 and March 31, 2013 we owned approximately 710 million ChipMOS Taiwan shares, representing 84.2% of ChipMOS Taiwan’s outstanding shares. In Taiwan, we conduct testing operations in our facilities at the Hsinchu Science Park and the Hsinchu Industrial Park, gold bumping and wafer testing in our facility at Chupei, and testing and assembly operations in our facility at the Southern Taiwan Science Park. We also conduct operations in Mainland China through ChipMOS Shanghai, a wholly-owned subsidiary of Modern Mind. ChipMOS Shanghai operates a testing and assembly facility at the Qingpu Industrial Zone in Shanghai. Through our subsidiaries, we also have equity interests in other companies that are engaged in the semiconductor industry. In April 2011, ChipMOS Bermuda entered into the MMT Assignment Agreement with ThaiLin to sell the MMT Notes to ThaiLin for a purchase price of approximately US$40 million. The MMT Assignment Agreement transaction was completed on October 3, 2011 and Modern Mind then became the wholly-owned subsidiary of ThaiLin. See “Item 4. Information on the Company—Overview of the Company” for more details.

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

The current generation of advanced testers typically cost between US$2 million and US$5 million each, while wire bonders used in assembly typically cost approximately US$68 thousand each and inner-lead bonders for TCP and COF assembly cost approximately US$360 thousand each and COG chip sorters cost approximately US$220 thousand each. We begin depreciating our equipment when it is placed into commercial operation. There may be a time lag between the time when our equipment is placed into commercial operation and when it achieves high levels of utilization. In periods of depressed semiconductor industry conditions, we may experience lower than expected demand from our customers and a sharp decline in the average selling prices of our testing and assembly services, resulting in an increase in depreciation expenses relative to net revenue. In particular, the capacity utilization rates for our testing equipment may be severely adversely affected during a semiconductor industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, or IDMs, which typically maintain larger in-house testing capacity than in-house assembly capacity.

Highly Cyclical Nature of the Semiconductor Industry. The worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn beginning in the fourth quarter of 2000 that was followed by a recovery in early 2003. The significant decrease in market demand for semiconductors that began in 2000 adversely affected our results of operations for 2001 and 2002. Beginning in the fourth quarter of 2008, the semiconductor industry commenced another significant downturn which continued in 2009 and in 2010. Market demand for semiconductors significantly decreased across our industry during these periods, which adversely affected average selling prices for our services and our results of operations for 2008, 2009 and 2010. The impact on our results of operations of the decrease in market demand during these periods was partly offset by increases in our 2009 and 2010 net revenue from assembly services for logic/mixed-signal semiconductors due to higher customer demand for these services in 2009 and 2010. The overall outsourced assembly and testing services for memory and logic/mixed-signal semiconductors increased gradually each year since 2010, continuing in 2012. During periods of decreased demand for assembled semiconductors, some of our customers may forego, delay or simplify final testing of certain types of semiconductors, such as DRAM, which may further decrease demand and average selling prices for our services and intensify our difficulties related to realizing pricing levels, capacity utilization rates and gross margin during these periods.

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

Market Conditions for the End-User Applications for Semiconductors. Market conditions in the semiconductor industry, to a large degree, track those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors that we test and assemble may reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Despite an increase in the demand for mobile/niche DRAM in 2010, for DRAMs with more advanced features such as that of enhanced graphic capability, increased power efficiency and increased mobility, the average market demand for DRAM remained low since 2010 until 2012. Our net revenue is largely attributable to fees from testing and assembling semiconductors for use in personal computers, consumer and portable electronic products, display applications and communications equipment. The markets for these products are intensely competitive, and a significant decrease in demand puts pricing pressure on our testing and assembly services and negatively affects our earnings. The oversupply of DRAM products in the second half of 2007 and the weak demand in the DRAM market in 2008 and in the first quarter of 2009 resulted in significant reductions in the price of DRAM products, which in turn drove down the average selling prices for our testing and assembly services for DRAM products from the second half of 2009 and continue in 2012.

Change in Product Mix. Declines in average selling prices since 2009 have been partially offset by a change in our revenue mix. In particular, revenue from testing and assembly of LCD and other flat-panel display driver semiconductors, bumping services and 12-inch wafer processing have increased as a percentage of our total net revenue over the 2009 to 2012 period. We intend to continue focusing on testing and assembling more semiconductors that have the potential to provide higher margins and developing and offering new technologies in testing and assembly services, in order to mitigate the effects of declining average selling prices on our ability to attain profitability.

Recent Acquisitions

In March 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we became a holder of 99.1% of the outstanding common shares of ChipMOS Taiwan. In April 2007, we and ChipMOS Taiwan further entered into a share exchange transaction and pursuant to which we agreed to exchange one common share for every 8.4 ChipMOS Taiwan shares outstanding. Following the completion of the share exchange transaction in September 2007, ChipMOS Taiwan became our wholly-owned subsidiary. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The share purchase transaction was completed in January 2011. As of March 31, 2013, we owned 84.2% of ChipMOS Taiwan’s outstanding shares. See “Item 4. Information on the Company—Our Structure and History” for description of our earlier merger events.

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

	Year ended December 31,
	2010	2011	2012	2012
	NT$	NT$	NT$	US$
	(in millions)
Testing
Memory	$5,577.4	$5,455.1	$5,055.1	$174.0
Logic/mixed-signal	592.3	444.0	508.1	17.5
Total testing	6,169.7	5,899.1	5,563.2	191.5
Assembly
Memory	5,112.6	4,982.2	5,523.8	190.1
Logic/mixed-signal	1,146.2	1,006.8	856.8	29.5
Total assembly	6,258.8	5,989.0	6,380.6	219.6
LCD and other flat-panel display driver semiconductor testing and assembly	3,199.0	3,985.8	4,356.3	150.0
Bumping	1,582.2	2,337.0	2,920.4	100.5

Total	$17,209.7	$18,210.9	$19,220.5	$661.6

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

Most of our customers do not place purchase orders far in advance and our contracts with customers generally do not require minimum purchases of our products or services. Our customers’ purchase orders have varied significantly from period to period because demand for their products is often volatile. We have strategically entered into long-term capacity agreements with some of our customers. Under certain of those long-term agreements, we have agreed to reserve capacity for our customers and our customers have agreed to place orders in the amount of the reserved capacity (which is subject in certain cases to reduction by the customers). As part of our strategy, we intend to continue entry into additional long-term capacity agreements as well as focus on our business with smaller customers or customers who do not place orders on a regular basis. We believe that the dual focused strategy would assist us to be better prepared for the current economic volatility and ensure maximum utilization rate of our capacity and help us to develop closer relationships with all types of our customers. Depending on customer demands, market conditions and other considerations, we remain to be focused on expansion of our operations outside Taiwan and Mainland China in connection with possible future long-term capacity agreements.

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

In January 2008, at the request of ProMOS, we agreed to permit ProMOS to defer payment of aggregate service fees of NT$450 million to February 15, 2009. The deferred service fees, bore interest at a rate of 4.69% per annum, were recorded as long-term accounts receivable as of December 31, 2007, and were paid in full by ProMOS in March and April 2008. We also experienced collection problems for our receivables from ProMOS in 2008 and 2009, respectively. The full amount of allowance for these doubtful receivables of NT$578 million and NT$464 million were reserved as of December 31, 2008 and 2009, respectively. As of December 31, 2009, other receivables from ProMOS amounted to NT$409 million and 100% allowance was made by ChipMOS Taiwan. NT$7 million was received by April 2010. Under the amended subcontracting contract ProMOS paid ChipMOS Taiwan NT$200 million in May 2010. The remaining NT$202 million was paid in nine monthly installments with the final payment made on March 15, 2011. As of December 31, 2010, ChipMOS Taiwan received NT$336 million and the related allowance of NT$409 million was reversed to other non-operating income. In March 2011, all payments were received.

As of December 31, 2009, other receivables from ProMOS amounted to NT$55 million and 100% allowance was made by ThaiLin. In June 2010, ThaiLin agreed a settlement with ProMOS in the amount of NT$24 million and it was collected during the same year. The allowance of NT$24 million was reversed to other non-operating income. See “Item 4. Information on the Company — Customers”.

We also experienced collection problems for our services of receivables from Spansion in 2008 and 2009, respectively. The full amounts of allowance of these doubtful receivables of NT$1,539 million and NT$2,232 million were reserved as of December 31, 2008 and 2009, respectively. On January 25, 2010, we entered into a definitive Transfer of Claim Agreement to sell to Citigroup Financial Products Inc. (Citigroup) the general unsecured claim reflected in the proof of claim against Spansion. The claim that was the subject of the Transfer of Claim Agreement included accounts receivable for testing and assembly services provided to Spansion (the “Undisputed Claim”). In February 2010, we received from Citigroup the purchase price for the Undisputed Claim of NT$1,118 million against accounts receivable of NT$2,186 million. A loss on sale of receivables of NT$1,068 million was recognized and the related allowance for doubtful receivables of NT$2,186 million was reversed in 2010. See “Item 4. Information on the Company — Customers”.

We have not experienced other significant collection problems for our services.

Related Party Revenues

In 2010, 2011 and 2012, 12%, 2% and nil, respectively, of our net revenue were derived from related parties. While we believe that our transactions with related parties were entered into on an arm’s length basis, we extended them favorable payment terms, as discussed in the preceding paragraph. See “Item 7. Major Shareholders and Related Party Transactions” for more information concerning our related party transactions.

Geography and Currency

The majority of our net revenue is generated from customers headquartered in Taiwan, which represented 74%, 73% and 71% of our net revenue in 2010, 2011 and 2012, respectively. We also generate net revenue from customers in the United States, Singapore, Korea, Japan and other countries. Our service fees and revenue are generally denominated in the currency of the jurisdiction in which our facilities are located, for example NT dollars for our Taiwan operations and RMB for our Mainland China operations. As we generate most of our net revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 22 to our consolidated financial statements contained in this Annual Report on Form 20-F and “Item 11. Quantitative and Qualitative Disclosure about Market Risk — Market Risks — Foreign Currency Exchange Rate Risks” for certain information on our exchange rate risks.

Cost of Revenue and Gross Profit (Loss)

Our cost of revenue consists primarily of the following: depreciation and amortization expenses, raw material costs, and labor and overhead expenses, which primarily include expendable equipments, sub-contracting fees and rental expenses. Our operations, in particular our testing, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of testing and assembly equipment and facilities, including our investment in our Mainland China operations. As of March 31, 2013, we had 908 testers, 149 burn-in ovens, 661 wire bonders, 143 inner-lead bonders, 6 steppers and 16 sputters. We use inner-lead bonders for the assembly of LCD and other flat-panel display driver semiconductors using TCP or COF technology, and wire bonders for TSOP, BGA, and some other package assembly technologies.

Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. Our average capacity utilization rate for testing of memory and logic/mixed-signal semiconductors was 60% in 2010, 62% in 2011 and 69% in 2012. Our average capacity utilization rate for assembly of memory and logic/mixed-signal semiconductors was 85% in 2010, 79% in 2011 and 78% in 2012. Our average capacity utilization rate for LCD and other flat-panel display driver semiconductor testing and assembly was 77% in 2010, 80% in 2011 and 79% in 2012. In addition, our average capacity utilization rate for bumping was 77% in 2010, 88% in 2011 and 81% in 2012.

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

The following table sets forth, for the periods indicated, our gross profit (loss) and our gross profit (loss) margin as a percentage of net revenue.

	Year ended December 31,
	2010	2011	2012	2012
	NT$	NT$	NT$	US$
	(in millions)
Gross profit (loss):
Testing
Memory	$(362.4)	$352.1	$596.2	$20.5
Logic/mixed-signal	114.5	24.9	86.0	3.0
Total testing	(247.9)	377.0	682.2	23.5
Assembly
Memory	(36.0)	(20.3)	135.2	4.7
Logic/mixed-signal	240.9	303.2	283.5	9.7
Total assembly	204.9	282.9	418.7	14.4
LCD and other flat-panel display driver semiconductor testing and assembly	703.8	887.3	1,263.9	43.5
Bumping	(15.1)	114.5	217.2	7.4

Total	$645.7	$1,661.7	$2,582.0	$88.8

Gross profit (loss) margin:
Testing
Memory	(6.5)%	6.5%	11.8%	11.8%
Logic/mixed-signal	19.3	5.6	16.9	16.9
Total testing	(4.0)	6.4	12.3	12.3
Assembly
Memory	(0.7)	(0.4)	2.5	2.5
Logic/mixed-signal	21.0	30.1	33.1	33.1
Total assembly	3.3	4.7	6.6	6.6
LCD and other flat-panel display driver semiconductor testing and assembly	22.0	22.3	29.0	29.0
Bumping	(1.0)	4.9	7.4	7.4
Overall	3.8%	9.1%	13.4%	13.4%

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

Other Income (Expenses), Net

Our other income principally consists of interest income, sales of claims receivables, foreign exchange gains, warehouse space rental revenue, royalty income, gains on sale of investments, gains on disposal of property, plant and equipment and fair value gains on financial assets. In 2008, our other income included certain interest income paid by Kolin under a loan repayable to ChipMOS Taiwan that bears interest at a rate of 4.69% per annum. NT$15 million of this loan was repaid in 2008. The loan was originally secured by a pledge by Kolin of 11 million common shares of ThaiLin. As of the date of this Annual Report on Form 20-F, the loan has been fully repaid and the subject pledge has been released accordingly. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—ThaiLin Semiconductor Corp” for more information. In January 2010, ChipMOS Taiwan entered into a definitive Transfer of Claim Agreement to sell to Citigroup Financial Products Inc. (Citigroup) the general unsecured claim reflected in the proof of claim against Spansion. As a result of the agreement, ChipMOS Taiwan received from Citigroup the purchase price for the Undisputed Claim of NT$1,118 million against accounts receivable of NT$2,186 million. A loss on sale of receivables of NT$1,068 million was recognized and the related allowance for doubtful receivables of NT$2,186 million was reversed in 2010. The Transfer of Claim Agreement also includes the sale of breach of contract and liquidated damages rights against Spansion in the amount of NT$2,118 million, which was received in October 2010.

As of December 31, 2009, other receivables from ProMOS amounted to NT$409 million and 100% allowance was made by ChipMOS Taiwan. NT$7 million was received by April 2010. Under an amended subcontracting contract, ProMOS paid ChipMOS Taiwan NT$200 million in May 2010. The remaining NT$202 million was subsequently received by March 2011. As of December 31, 2010, ChipMOS Taiwan received NT$336 million and the related allowance of NT$409 million was reversed to other non-operating income. In March 2011, all payments were received.

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

Noncontrolling Interests

Noncontrolling interests represent the portion of our income that is attributable to the shareholding in our consolidated subsidiaries that we do not own. See “Item 4. Information on the Company—Our Structure and History” for information concerning our consolidated subsidiaries. In 2010 and 2011, our noncontrolling interests were attributable to the noncontrolling interests owned by Siliconware Precision in ChipMOS Taiwan as a result of the February 2010 share purchase agreement under which we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision, and the public shareholders’ interests in ThaiLin. The sale of 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision was completed in January 2011. On April 16, 2013, we sold 6.5 million shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters, Yuanta Securities Company Limited and Capital Securities Corp., and to certain others, including non-US employees of ChipMOS Taiwan. After deducting tax expense payable to ROC authority for the aforementioned sale, the proceeds to ChipMOS Bermuda were approximately NT$97.2 million (US$3.3 million). Immediately after the completion of this sale as of April 16, 2013, the Company holds approximately 703 million ChipMOS Taiwan shares, representing 83.4% of the total number of ChipMOS Taiwan’s outstanding shares. Under the MMT Assignment Agreement signed on April 22, 2011, ChipMOS Bermuda agreed to sell the MMT Notes to ThaiLin. The transaction was completed in October 2011 and ThaiLin immediately converted the MMT Notes into common shares of Modern Mind and purchased all of the remaining common shares of Modern Mind from Jesper, with ChipMOS Shanghai becoming a wholly-owned subsidiary of ThaiLin. As a result of the transaction, the interest of ChipMOS Bermuda in Modern Mind and also ChipMOS Shanghai decreased to 36.1% from 100%. In 2012, our non-controlling interests were attributable to the non-controlling interests owned by Siliconware Precision in ChipMOS Taiwan and the public shareholders’ interests in ThaiLin and ChipMOS Shanghai. As of the date of this Annual Report on Form 20-F, we own approximately 703 million ChipMOS Taiwan shares, representing 83.4% of ChipMOS Taiwan’s outstanding shares. For the year ended December 31, 2012 and March 31, 2013 we owned approximately 710 million ChipMOS Taiwan shares, representing 84.2% of ChipMOS Taiwan’s outstanding shares.

Net Income (Loss)

Our net income was NT$1,645 million in 2010, net loss was NT$15 million in 2011, and net income was NT$722 million (US$25 million) in 2012, respectively. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things. For additional information on factors that will affect our future performance, see “Item 3. Key Information—Risk Factors”.

Results of Operations

The following table presents selected operating data as a percentage of net revenue for the periods indicated:

	Year ended December 31,
	2010	2011	2012
ROC GAAP:
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	96.2	90.9	86.6

Gross profit margin	3.8	9.1	13.4

Operating expenses:
Research and development	2.4	2.3	2.6
General and administrative	3.9	3.6	3.2
Sales and marketing	0.4	0.3	0.4

Total operating expenses	6.7	6.2	6.2

Income (Loss) from operations	(2.9)	2.9	7.2
Other income (expenses), net	13.5	(2.5)	(2.4)

Income before income tax and noncontrolling interests	10.6	0.4	4.8
Income tax benefit (expense)	0.5	(0.2)	(0.7)

Income before noncontrolling interests	11.1	0.2	4.1
Net loss attributable to noncontrolling interests	(1.5)	(0.3)	(0.3)

Net income (loss) attributable to ChipMOS	9.6%	(0.1)%	3.8%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenue. Our net revenue increased by NT$1,010 million, or 6%, to NT$19,221 million (US$662 million) in 2012 from NT$18,211 million in 2011.

Net revenue from testing services for memory and logic/mixed-signal semiconductors decreased by NT$336 million, or 6%, to NT$5,563 million (US$191 million) in 2012 from NT$5,899 million in 2011. Net revenue from testing services for memory semiconductors decreased by NT$400 million, or 7%, to NT$5,055 million (US$174 million) in 2012 from NT$5,455 million in 2011, principally due to lower customer demand and decreased average selling price for DRAM products. Net revenue for testing services for logic/mixed-signal semiconductors increased by NT$64 million, or 14%, to NT$508 million (US$17 million) in 2012 from NT$444 million in 2011, principally due to increased capacity utilization rates.

Net revenue from assembly services for memory and logic/mixed-signal semiconductors increased by NT$392 million, or 7%, to NT$6,381 million (US$220 million) in 2012 from NT$5,989 million in 2011. Net revenue from assembly services for memory semiconductors increased by NT$542 million, or 11%, to NT$5,524 million (US$190 million) in 2012 from NT$4,982 million in 2011, primarily as a result of increased average selling price. Net revenue from assembly services for logic/mixed-signal semiconductors decreased by NT$150 million, or 15%, to NT$857 million (US$30 million) in 2012 from NT$1,007 million in 2011, principally due to decreased capacity utilization and average selling price.

Net revenue from LCD and other flat-panel display driver semiconductor testing and assembly services increased by NT$370 million, or 9%, to NT$4,356 million (US$150 million) in 2012 from NT$3,986 million in 2011. This increase was principally as a result of an increase in customer demand and average selling price for LCD and other flat-panel display products in 2012.

Net revenue from bumping services increased by NT$584 million, or 25%, to NT$2,921 million (US$101 million) in 2012 from NT$2,337 million in 2011. This increase was principally as a result of an increase in customer demand and average selling price for bumping services in 2012.

See “— Cost of Revenue and Gross Profit (Loss)” for more information concerning our testing and assembly capacity utilization rates and the impact on our gross revenue, gross margin and profitability from any increases or decreases in our capacity utilization rates.

Cost of Revenue and Gross Margin. Cost of revenue increased by NT$90 million, or 1%, to NT$16,639 million (US$573 million) in 2012 from NT$16,549 million in 2011, primarily due to the increases in direct materials, direct labor and fringes expense of NT$857 million (US$30 million), NT$133 million (US$5 million) and NT$125 million (US$4 million), respectively, and partially offset by a decrease of depreciation expenses of NT$990 million (US$34 million).

Our gross profit increased to NT$2,582 million (US$89 million) in 2012 from NT$1,662 million in 2011. Our gross margin was 13% in 2012, compared to 9% in 2011.

Our gross margin for testing services for memory and logic/mixed-signal semiconductors increased to 12% in 2012 from 6% in 2011, primarily due to a higher capacity utilization rate, which increased to 69% in 2012 from 62% in 2011.

Our gross margin for assembly services for memory and logic/mixed-signal semiconductors increased to 7% in 2012 from 5% in 2011, primarily due to the increased average selling price and sales of higher margin memory semiconductor assembly services.

Our gross margin for LCD and other flat-panel display driver semiconductor testing and assembly services increased to 29% in 2012 from 23% in 2011, primarily due to the increased average selling price and sales of higher margin LCD and other flat-panel display driver semiconductor testing and assembly services.

Our gross margin for bumping services increased to 7% in 2012 from 5% in 2011, primarily due to the increased average selling price and sales of higher margin bumping services.

See “— Cost of Revenue and Gross Profit (Loss)” for more information concerning our testing and assembly capacity utilization rates and the impact on our gross revenue, gross margin and profitability from any increases or decreases in our capacity utilization rates.

Research and Development Expenses. Research and development expenses increased by NT$83 million, or 20%, to NT$493 million (US$17 million) in 2012 from NT$410 million in 2011. This increase was primarily due to the increase of salary expense, fringes expense and utilities expense.

General and Administrative Expenses. General and administrative expenses decreased by NT$26 million, or 4%, to NT$626 million (US$22 million) in 2012 from NT$652 million in 2011, primarily due to the decrease of professional service fees and partially offset by the increase of fringes expense and amortization expense.

Sales and Marketing Expenses. Sales and marketing expenses increased by NT$12 million, or 18%, to NT$78 million (US$3 million) in 2012 from NT$66 million in 2011, primarily due to an increase of fringes expense, miscellaneous tax and duty expense, freight-out expense and commissions expense.

Other Income (Expenses), Net. Other expenses, net, changed by NT$9 million, or 2%, to other expenses, net, of NT$465 million (US$16 million) in 2012 from other expenses, net, of NT$456 million in 2011. This change was primarily due to the increase of foreign exchange loss by NT$378 million (US$13 million) and partially offset by the decrease of interest expense by NT$82 million (US$3 million), financing expense by NT$99 million (US$3 million) and impairment loss on other assets by NT$160 million (US$6 million).

Income (Loss) Before Income Tax and Noncontrolling Interests. As a result of the foregoing, income before income tax and noncontrolling interests increased by 1,081% to NT$921 million (US$32 million) in 2012 from NT$78 million in 2011.

Tax Benefit (Expense). We had an income tax expense of NT$131 million (US$5 million) in 2012 compared to income tax expense of NT$46 million for 2011, primarily due to the increase of income before income tax and noncontrolling interests.

Net (Income) Loss Attributable to Noncontrolling Interests. The net income less losses of ThaiLin and its wholly-owned subsidiaries, Modern Mind and ChipMOS Shanghai and of ChipMOS Taiwan attributable to noncontrolling interests amounted to NT$68 million (US$2 million) in 2012, compared to NT$47 million in 2011.

Net Income (Loss) Attributable to ChipMOS. As a result of the foregoing, the net income attributable to ChipMOS was NT$722 million (US$25 million) in 2012, compared to a net loss attributable to ChipMOS of NT$15 million in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenue. Our net revenue increased by NT$1,001 million, or 6%, to NT$18,211 million in 2011 from NT$17,210 million in 2010.

Net revenue from testing services for memory and logic/mixed-signal semiconductors decreased by NT$271 million, or 4%, to NT$5,899 million in 2011 from NT$6,170 million in 2010. Net revenue from testing services for memory semiconductors decreased by NT$122 million, or 2%, to NT$5,455 million in 2011 from NT$5,577 million in 2010, principally due to decreased average selling price for DRAM products. Net revenue for testing services for logic/mixed-signal semiconductors decreased by NT$149 million, or 25%, to NT$444 million in 2011 from NT$593 million in 2010, principally due to decreased average selling price.

Net revenue from assembly services for memory and logic/mixed-signal semiconductors decreased by NT$270 million, or 4%, to NT$5,989 million in 2011 from NT$6,259 million in 2010. Net revenue from assembly services for memory semiconductors decreased by NT$131 million, or 3%, to NT$4,982 million in 2011 from NT$5,113 million in 2010, primarily as a result of decreased capacity utilization rates and average selling price. Net revenue from assembly services for logic/mixed-signal semiconductors decreased by NT$139 million, or 12%, to NT$1,007 million in 2011 from NT$1,146 million in 2010, also attributable to decreased capacity utilization rates and average selling price.

Net revenue from LCD and other flat-panel display driver semiconductor testing and assembly services increased by NT$787 million, or 25%, to NT$3,986 million in 2011 from NT$3,199 million in 2010. This increase was principally as a result of an increase of capacity and its utilization for LCD and other flat-panel display products in 2011.

Net revenue from bumping services increased by NT$755 million, or 48%, to NT$2,337 million in 2011 from NT$1,582 million in 2010. This increase was principally as a result of an increased capacity utilization rate for bumping services in 2011.

See “— Cost of Revenue and Gross Profit (Loss)” for more information concerning our testing and assembly capacity utilization rates and the impact on our gross revenue, gross margin and profitability from any increases or decreases in our capacity utilization rates.

Cost of Revenue and Gross Margin. Cost of revenue decreased by NT$15 million, or 0.1%, to NT$16,549 million in 2011 from NT$16,564 million in 2010, primarily due to decreases of depreciation expenses of NT$629 million and partially offset by an increase in direct materials, direct labor, inventory supplies and inventory valuation allowance of NT$173 million, NT$114 million, NT$104 million and NT$214 million, respectively. Direct materials increased principally as a result of the increase in capacity utilization rate.

Our gross profit increased to NT$1,662 million in 2011 from NT$646 million in 2010. Our gross margin was 9% in 2011, compared to 4% in 2010.

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

Research and Development Expenses. Research and development expenses decreased by NT$3 million, or 1%, to NT$410 million in 2011 from NT$413 million in 2010. This decrease was primarily due to the decrease of amortization expenses and professional services fees.

General and Administrative Expenses. General and administrative expenses decreased by NT$26 million, or 4%, to NT$652 million in 2011 from NT$678 million in 2010, primarily due to the decrease of amortization expenses and bank charges.

Sales and Marketing Expenses. Sales and marketing expenses increased by NT$2 million, or 3%, to NT$66 million in 2011 from NT$64 million in 2010, primarily due to an increase of freight-out expenses.

Other Income (Expenses), Net. Other income (expenses), net, changed by NT$2,777 million, or 120%, to other expenses, net, of NT$456 million in 2011 from other income, net, of NT$2,321 million in 2010. This change was primarily due to the one-off income from the sale of Undisputed Claim against Spansion of NT$2,118 million, and recovery of allowance for doubtful receivables of NT$2,717 million in 2010, which were partially offset by the loss on sale of receivables of NT$1,068 million in 2010.This change was also caused in part by the increase of foreign exchange gain by NT$422 million, decrease of interest expense by NT$374 million and decrease of impairment loss on other assets by NT$223 million.

Income (Loss) Before Income Tax and Noncontrolling Interests. As a result of the foregoing, income before income tax and noncontrolling interests decreased by 96% to NT$78 million in 2011 from NT$1,812 million in 2010.

Income Tax Benefit (Expense). We had an income tax expense of NT$46 million in 2011 compared to income tax benefit of NT$99 million for 2010, primarily due to the utilization of tax credit in 2011.

Net (Income) Loss Attributable to Noncontrolling Interests. The net income less losses of ThaiLin and its wholly-owned subsidiaries, Modern Mind and ChipMOS Shanghai and of ChipMOS Taiwan attributable to noncontrolling interests amounted to NT$47 million in 2011, compared to the net income of ThaiLin and of ChipMOS Taiwan attributable to noncontrolling interests of NT$266 million in 2010.

Net Income (Loss) Attributable to ChipMOS. As a result of the foregoing, the net loss attributable to ChipMOS was NT$15 million in 2011, compared to a net income attributable to ChipMOS of NT$1,645 million in 2010.

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

Our determination of the allowance for doubtful receivables is based on our determination of two different types of reserves. The first type of reserve involves an individual examination of available information regarding any customer that we have reason to believe may have an inability to meet its financial obligations. For these customers, we use our judgment, based on the available facts and circumstances, and record a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received. The second type of reserve is a general reserve established for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change, our estimates of the recoverability of amounts due to us could be reduced by a material amount. As of December 31, 2012, we provided NT$65 million (US$2 million) for the first type of reserve and NT$57 thousand (US$2 thousand) for the second type of reserve. See “Item 4. Information on the Company—Customers”.

Our determination of the allowances for sales returns as of the end of any quarter is based upon calculating an average historical return rate, usually based on the previous three quarters, and multiplying this by the revenue of that quarter. As of December 31, 2012, we provided NT$123 million (US$4 million) for the allowance of sales returns.

The allowance we set aside for doubtful receivables and sales returns was NT$262 million as of December 31, 2010, NT$186 million as of December 31, 2011 and NT$188 million (US$6 million) as of December 31, 2012. The allowances as of December 31, 2010, 2011 and 2012 represented 7%, 5% and 4%, respectively, of our accounts receivable and other receivables as of those dates. The allowance in 2010, 2011 and 2012 reflected a reduction of NT$74 million, NT$2 million and NT$57 thousand (US$2 thousand), respectively, in accounts receivable and other receivables that were charged to sales and marketing expenses. If we were to change our estimate of the allowance for doubtful receivables either upward or downward 10%, our operating income would be affected by NT$28 thousand (US$1 thousand) for 2012.

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

In 2010, 2011 and 2012, we reserved NT$37 million, NT$85 million and NT$20 million (US$1 million) of inventory valuation allowance, primarily because the market price of tested and assembled DRAM and SDRAM inventory was below cost. In addition, we reserved NT$28 million in 2010, NT$36 million in 2011 and NT$38 million (US$1 million) in 2012 for identified slow-moving inventories.

As of December 31, 2012, we recorded NT$58 million (US$2 million) of inventory valuation allowances. If the prevailing market price of our testing and assembly services had been 10% lower, we would have been required to recognize a valuation allowance of approximately NT$86 million (US$3 million) in 2012 and would have decreased our inventory value by 5% and decreased our net income by 12%, respectively.

Valuation Allowance for Deferred Tax Assets

When we have net operating loss carry forwards, investment tax credits or temporary differences in the amount of tax recorded for tax purposes and accounting purposes, we may be able to reduce the amount of tax that we would otherwise be required to pay in future periods. We recognize all existing future tax benefits arising from these tax attributes as deferred tax assets and then, based on our internal estimates of our future profits, establish a valuation allowance equal to the extent, if any, that it is more likely than not that deferred tax assets will not be realized. We record an income tax expense or benefit in our statement of operations when there is a net change in our total deferred tax assets and liabilities in a period. The ultimate realization of the deferred tax assets depends upon the generation of future taxable income during the periods in which the net operating losses and temporary differences become deductible or the investment tax credits may be utilized. Specifically, our valuation allowances are impacted by our expected future revenue growth and profitability, tax holidays, alternative minimum tax, and the amount of tax credits that can be utilized within the statutory period. In determining the amount of valuation allowance for deferred tax assets as of December 31, 2012, we considered past performance, the general outlook of the semiconductor industry, future taxable income and prudent and feasible tax planning strategies.

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

As of December 31, 2010, 2011 and 2012, the ending balances for valuation allowances were NT$1,171 million, NT$825 million and NT$586 million (US$20 million), respectively.

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

In determining whether any impairment charges were necessary for the property, plant and equipment and other assets for the year ended December 31, 2012, we assumed that the semiconductor industry will continue its growth in the next few years. Based upon our assumption of growth in the semiconductor industry and our other assumptions in our internal budget, for the purpose of determining whether any impairment charges are necessary for the year ended December 31, 2012, we estimated that our discounted future cash flows are not smaller than our property, plant and equipment. Therefore, no impairment loss has been recognized in respect of property, plant and equipment. If our current estimates of future cash flows decreases, those cash flows would be less than the reported amount of long-lived assets, and we would be required to recognize additional impairment loss, which would significantly decrease our net income before taxes.

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

Based on the assessment of our management, in 2012, we recognized NT$27 million (US$929 thousand) and NT$8 million (US$275 thousand) of impairment loss for long-term investments and other long-lived assets under ROC GAAP and US GAAP.

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

The change in fair value on revaluation of the embedded derivative liabilities represents the difference between the fair value of the embedded derivative liabilities at the beginning of the reporting period and their fair value at the end of the reporting period. We are required to record the change in fair value as a loss or gain on embedded derivative liabilities in determining net income under US GAAP. As of December 31, 2011, all the 2006 Notes, the 2009 Notes, the 2010 Notes and the 2011 Notes have been redeemed or converted and there was nil balance of embedded derivative liabilities. During 2011, the changes of the fair value of the embedded derivative liabilities resulted in a loss on embedded derivative liabilities of NT$57 million. The loss was taken into account when determining our net income under US GAAP for the year ended December 31, 2011. The fair values of embedded derivatives are determined using option pricing models, which require us to make various assumptions, including among others, the expected volatility of our stock over the life of the option, market interest rates, credit spread and the expected life of the option. In determining these input assumptions, we consider historical trends and other relevant factors which may change from period to period. Because the option pricing models are sensitive to change in the input assumptions, different determinations of the required inputs may result in different fair value estimates of the options.

Under ROC GAAP, we are required to bifurcate and separately account for embedded derivatives contained in our convertible notes issued after 2005 in accordance with SFAS No. 34 “Financial Instruments: Recognition and Measurement”. For more information, see Notes 12 and 24h to our consolidated financial statements contained in this Annual Report on Form 20-F.

Share-Based Compensation

Under US GAAP, we are required to account for our employee share option plans under the fair-value-based method and to recognize share-based compensation arrangements as expense in the consolidated statements of operations, in accordance with FASB ASC 718 “Compensation – Stock Compensation”. The determination of the fair value of our share options on the date of grant under the Black Scholes Option Pricing Model is affected by the price of our common shares and assumptions of a number of variables, including the risk-free interest rate, the expected life of the options, the estimated fair value of our common shares and the expected price volatility of our common shares over the term of the options. In 2012, the share-based compensation expense amounted to NT$46 million (US$2 million), which was taken into account when determining our net income and shareholders’ equity under US GAAP for the year ended December 31, 2012.

Prior to adopting FASB ASC 718 in 2006, share-based compensation arrangements were accounted for under Accounting Principles Board Opinion No. 25, which utilized an intrinsic value approach in recognizing compensation expense. Under ROC GAAP and prior to January 1, 2008, we accounted for our share-based compensation arrangements under the intrinsic value method. Commencing January 1, 2008, we adopted SFAS No. 39 “Share-based Payment”. After the adoption of SFAS No. 39, our share-based compensation has been measured at the fair value of the options at grant date using an option valuation model. For more information, see Notes 2, 24i and 25f to our consolidated financial statements contained in this Annual Report on Form 20-F.

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

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short- and long-term loans and cash flow from operations. As of December 31, 2012, our primary sources of liquidity were cash and cash equivalents (excluding restricted cash and cash equivalents) of NT$9,319 million (US$321 million), short-term loans of NT$1,466 million (US$50 million) available to us in undrawn facilities, which have expired or will expire from January 2013 to November 2013, and long-term loans of US$2 million (NT$58 million) available to us in undrawn facilities, which will expire in March 2014. To meet our liquidity, capital spending and other capital needs, we have taken certain steps discussed below.

In December 2010, ChipMOS Taiwan reached agreement with and received approval from its bank creditors for an extension of its repayment schedule on its short-term loans. This loan repayment schedule is further discussed under Note 13 to our consolidated financial statements contained in this Annual Report on Form 20-F. The following related key extended repayment terms and conditions apply to ChipMOS Taiwan’s bank loans due between 2009 to 2013. For repayment of non-revolving short-term loans, ChipMOS Taiwan agreed to repay 20% of the outstanding principal on December 31, 2010, to repay the balance outstanding in eight quarterly installments by the end of 2012, and to set aside NT$50 million per month with Bank of Taiwan from January 2011 until December 2012 to fund the scheduled estimated principal repayments. ChipMOS Taiwan may maintain its current revolving short-term facilities but is required to increase its collateral to secure up to 60% of the outstanding principal amount by the end of 2011. For repayment of long-term loans, ChipMOS Taiwan agreed to set aside with Bank of Taiwan NT$300 million per month for 2011, NT$270 million per month for 2012 and NT$150 million per month for 2013 to meet the principal repayment schedule. The bank creditors agreed that ChipMOS Taiwan may arrange additional bank loans for purchasing operating materials by using its available assets as collateral. These banks also agreed not to unilaterally foreclose and seize any machinery, property or deposits of ChipMOS Taiwan and agreed to waive any penalties that might have to be imposed on the Company in case of breach under the existing loan agreements.

In July 2011, ChipMOS Taiwan obtained a syndicated loan facility from banks in Taiwan in the amount of NT$8,410 million separated into two parts with its respective term of four years and five years. This loan facility was used to refinance the existing bank debts and equipment leases in July and August 2011.

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

	Year ended December 31,
	2010	2011	2012	2012
	NT$	NT$	NT$	US$
	(in millions)
Net cash provided by (used in):
Operating activities	$8,688.9	$5,898.0	$4,735.3	$163.0
Investing activities	(2,454.2)	(3,250.7)	(2,594.9)	(89.3)
Financing activities	(2,959.5)	(2,464.6)	(162.7)	(5.6)
Effect of exchange rate changes on cash	(16.8)	31.9	(16.6)	(0.6)

Net increase in cash	$3,258.4	$214.6	$1,961.1	$67.5

Net Cash Provided by Operating Activities

Net cash provided by operating activities totaled NT$4,735 million (US$163 million) in 2012, compared to NT$5,898 million in 2011. Net cash provided by operating activities was positively impacted by a net income of NT$722 million (US$25 million) with depreciation expenses of NT$4,572 million (US$157 million) in 2012 compared to a net loss of NT$15 million with depreciation expenses of NT$5,514 million in 2011. The decrease in net cash provided by operating activities was primarily due to a decrease of accounts payable of NT$233 million (US$8 million) in 2012 compared to an increase of accounts payable of NT$433 million in 2011 and a decrease of other payable of NT$72 million (US$2 million) in 2012 compared to an increase of other payable of NT$161 million in 2011.

Net cash provided by operating activities totaled NT$5,898 million in 2011, compared to NT$8,689 million in 2010. The decrease in net cash provided by operating activities was primarily due to a net loss of NT$15 million in 2011, compared to net income of NT$1,645 million in 2010, an increase of accounts receivables of NT$693 million in 2011 compared to a decrease of accounts receivable of NT$1,564 million in 2010, the decrease of depreciation expenses, which was NT$5,514 million in 2011 compared to NT$6,133 million in 2010, a decrease of accrued expenses and other liabilities of NT$219 million in 2011 compared to an increase of accrued expenses and other liabilities of NT$473 million in 2010. The net cash provided by operating activities was partially offset by the recovery of allowance for doubtful receivables, which was NT$69 million in 2011 compared to NT$2,718 million in 2010.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled NT$2,595 million (US$89 million) in 2012, compared to NT$3,251 million in 2011. The decrease in net cash used in investing activities was primarily attributable to the decrease in capital expenditures which was NT$2,706 million (US$93 million) in 2012, compared to NT$4,151 million in 2011.The decrease in net cash used in investing activities also was partially offset by the decrease in proceeds from sales of property, plant and equipment which was NT$38 million (US$1 million) in 2012, compared to NT$315 million in 2011. In 2011, there were also proceeds from sales of ChipMOS Taiwan’s outstanding shares to Siliconware Precision of NT$487 million.

Net cash used in investing activities totaled NT$3,251 million in 2011, compared to NT$2,454 million in 2010. The increase in net cash used in investing activities was primarily the result of a decrease in the proceeds from sales of ChipMOS Taiwan’s outstanding shares to Siliconware Precision which decreased to NT$487 million in 2011 from NT$1,133 million in 2010.

Net Cash Used in Financing Activities

Net cash used in financing activities totaled NT$163 million (US$6 million) in 2012, compared to NT$2,465 million in 2011. The decrease in net cash used in financing activities was primarily the result of the net payments of long-term loans of NT$198 million (US$7 million) in 2012, compared to NT$1,398 million in 2011 and net payments of short-term loans of NT$180 million (US$6 million) in 2012, compared to NT$948 million in 2011 and the increase in proceeds from sale of treasury stock of NT$528 million (US$18 million) in 2012.

Net cash used in financing activities totaled NT$2,465 million in 2011, compared to NT$2,959 million in 2010. The decrease in net cash used in financing activities was primarily the result of the net payments of long-term loans of NT$1,398 million in 2011, compared to NT$2,227 million in 2010 and net payments of short-term loans of NT$948 million in 2011, compared to NT$869 million in 2010. This was partially offset by the net proceeds of convertible notes of NT$131 million in 2010.

Capital Resources

Capital expenditures in 2010 were funded by NT$8,689 million in cash flows from operating activities. Capital expenditures in 2011 were funded by NT$5,898 million in cash flows from operating activities. Capital expenditures in 2012 were funded by NT$4,735 million (US$163 million) in cash flows from operating activities.

Steps taken with respect to generating additional working capital and to saving cash are further discussed under “—Liquidity and Capital Resources.”

Loans

As of December 31, 2012, we had long-term loans of NT$8,968 million (US$309 million) (including current portions of such long-term loans of NT$2,228 million (US$77 million)). As of December 31, 2012, unused credit value of our long-term loans was approximately US$2 million (NT$58 million). As of December 31, 2012, NT$4,866 million (US$168 million) of our long-term loans were collateralized by equipment, and NT$4,102 million (US$141 million) were collateralized by land and buildings and land use right. Of our long-term loans, in the aggregate:

•	NT$8,968 million (US$309 million) were floating rate loans with a rate between 1.73% and 3.9117% as of December 31, 2012, repayable quarterly or semi-annually until November 2014 to March 2018.

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

•

In February 2006, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$3,000 million for a term of six years. This loan facility is secured by ThaiLin’s facilities at Chupei. The last withdraw date was August 2009, and the facility was adjusted to NT$1,500 million. This loan facility was fully repaid in February 2012.

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

•

On July 14, 2011, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$8,410 million (US$290 million) separated into two parts with its respective term of four years and five years. This loan facility is secured by existing land and buildings and equipment owned by ChipMOS Taiwan. As of December 31, 2011, this loan facility was fully drawn.

•

On March 7, 2012, we obtained a bank loan facility from a bank in Shanghai in the amount of US$9 million for a term of three years. This loan facility is secured by existing land use right, buildings and equipment owned by ChipMOS Shanghai.

Certain of our loan agreements and indentures contain covenants that, if violated, could result in the obligations under these agreements becoming due prior to the originally scheduled maturity dates. These covenants include financial covenants that require us to:

•	maintain current assets to current liabilities ratio above 1:2 and 1:1;

•	maintain total indebtedness to shareholders’ equity (excluding goodwill and other intangible assets) ratio below 1.5:1;

•	maintain total indebtedness to shareholders’ equity ratio below 1.2:1 and 1.4:1; and

•	maintain the earnings before interest, taxes, depreciation and amortization to gross interest expense ratio above 1.5:1 and 2:1 and 2.5:1.

In December 2009, ThaiLin obtained waiver from compliance with the earnings to principal and interest ratio requirement for 2009. ThaiLin was in compliance with the financial ratio requirement for 2010 and 2011. In 2012, ThaiLin was not required to maintain any financial ratio of which syndicated loans were repaid in September 2012. In February and November 2009 and November 2010, ChipMOS Taiwan received three separate waiver request approvals from its creditors and was waived from compliance with the financial ratio requirements for 2009 and 2010, respectively. ChipMOS Taiwan was in compliance with the financial ratio requirement for 2011 and 2012. Pursuant to a bank creditors meetings and the approval notice from Standard Chartered Bank on February 9, 2010, ChipMOS Bermuda, as borrower, and ChipMOS Taiwan, as guarantor, were waived from compliance with the financial ratio requirements as of December 31, 2009. ChipMOS Shanghai was not required to maintain any financial ratio during 2012.

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

Set forth below are the maturities of our long-term bank loans outstanding as of December 31, 2012:

	As of December 31, 2012
	NT$	US$
	(in millions)
During 2013	$2,228	$77
During 2014	2,862	99
During 2015	1,836	63
During 2016	1,917	66
During 2017 and onwards	125	4

	$8,968	$309

As of December 31, 2012, certain of our land and buildings and land use right and machinery with an aggregate net book value of NT$5,665 million (US$195 million) and NT$2,119 million (US$73 million), respectively, were pledged as collateral in connection with our long-term borrowings. Approximately 64% of our net property, plant and equipment in terms of book value were pledged as collateral for our long-term loans.

Our unused credit lines for short-term loans, as of December 31, 2012, totaled NT$1,466 million (US$50 million), which have expired or will expire from January 2013 to November 2013. As of December 31, 2012, our unused long-term credit facilities totaled US$2 million (NT$58 million).

As of December 31, 2012, we had unsecured short-term credit loans for importing raw materials in the total amount of NT$366 million (US$13 million), which were due between January 2013 and March 2013, and secured loans for import of machinery in the total amount of NT$705 thousand (US$24 thousand), which were due in January 2013.

We believe our current cash and cash equivalents, cash flow from operations and available credit facilities will be sufficient to meet our capital spending and other capital needs through the end of 2013. There can be no assurance regarding these matters, however, considering prevailing global economic conditions which continue to have a negative impact on our ability to accurately forecast our revenues, results of operations and cash position. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations”.

Capital Lease Obligations

ChipMOS Taiwan negotiated with its lessors and converted the leases of certain equipment into capital leases in November 2009. As of December 31, 2010, ChipMOS Taiwan had capital lease obligations of NT$1,454 million to be repaid between 2011 and 2013, with an interest rate between 4.0888% to 4.0973%. The leased equipment and the corresponding capital leases payable are recorded at the lower of the fair value of the leased equipment and the present value of the minimum lease payments of such assets. The capital leases were fully repaid with the proceeds of the new NT$8,410 million long-term loans in July 2011.

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

In 2009, we issued the following convertible notes (collectively, the “2009 Notes”):

•

US$16 million of 10% Convertible Senior Notes due 2014 with conversion price of US$6.0 per share, issued in October 2009 pursuant to an indenture with The Bank of New York Mellon as indenture trustee (the “10% Notes”);

•

US$3 million of 10% Senior Convertible Bonds due 2014 with a conversion price of US$6.0 per share, pursuant to notes issued in October 2009 by us directly to ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary, in exchange of outstanding 2004 Notes (also, the “10% Notes”); and

•

US$21 million of 8% Senior Convertible Bonds due 2014 with conversion price of US$5.0 per share, pursuant to notes issued by us directly to the noteholders thereof (the “8% Notes”), of which, US$16 million were issued to ThaiLin in October 2009. Approximately US$6 million of which principal amount was issued in exchange for outstanding 2004 Notes and US$10 million of which principal amount was purchased by ThaiLin at face value.

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

As of December 31, 2011, all 2009 Notes have been fully converted into our common shares, in various conversion transactions that occurred during the first quarter of 2010 through to second quarter of 2011. The conversion prices of our convertible notes disclosed in the foregoing paragraph reflect adjusted figures denoting, where applicable, the effect of the Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

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

Trend Information

See the discussion under “Item 4. Information on the Company—Industry Background” and “Item 4. Information on the Company—Competition”.

Off-Balance Sheet Arrangements

As of December 31, 2012, we had no off-balance sheet arrangements.

US GAAP Reconciliation

Our consolidated financial statements are prepared in accordance with ROC GAAP, which differs in certain material respects from US GAAP. The following table sets forth a comparison of our net income (loss), total assets and shareholders’ equity (including noncontrolling interests) in accordance with ROC GAAP and US GAAP for the periods indicated:

	Year ended as of December 31,
	2010	2011	2012	2012
	NT$	NT$	NT$	US$
	(in millions)
Net income (loss) attributable to ChipMOS in accordance with:
ROC GAAP	$1,644.7	$(15.2)	$721.8	$24.8
US GAAP	1,616.9	46.1	750.6	25.8
Total assets in accordance with:
ROC GAAP	31,315.0	28,281.1	28,749.4	989.7
US GAAP	31,035.1	27,964.2	28,275.5	973.3
Total equity (including noncontrolling interests) in accordance with:
ROC GAAP	14,043.4	14,983.3	15,969.1	549.7
US GAAP	$13,372.6	$14,288.9	$15,190.3	$522.8

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

Under FASB ASC 718, share-based compensation transactions are generally required to be accounted for using a fair-value-based method and recognized as expenses in the consolidated statements of operations. The standards became effective for the first interim period beginning after December 15, 2005. For more information, see “— Critical Accounting Policies—Share-Based Compensation” and Notes 24i and 25f to our consolidated financial statements contained in this Annual Report on Form 20-F.

Under FASB ASC 815, we are required to bifurcate and separately account for the conversion feature of our convertible notes as embedded derivatives contained in the convertible notes. Under US GAAP, we are required to carry these embedded derivatives on our balance sheet at fair value and changes in fair values of these embedded derivatives are reflected in the consolidated statement of operations. For more information, see Note 24h to our consolidated financial statements contained in this Annual Report on Form 20-F.

Taxation

ChipMOS Taiwan is entitled to tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 30% for certain research and development and employee training expenses (and, if the amount of expenditure exceeds the average amount of expenditure for the preceding two years, 50% of the excess amount may be credited against tax payable) and from 5% to 7% for certain investments in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of that year’s income tax liability. In 2010, 2011 and 2012, tax credits resulted in tax savings for ChipMOS Taiwan of nil, approximately NT$164 million and NT$33 million (US$1 million), respectively.

ThaiLin was granted a ROC income tax exemption for a period of five years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increase in 2002, which expired on December 31, 2009.

ThaiLin is also entitled to other tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 5% to 7% for certain investment in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of such year’s income tax liability. In 2010, 2011 and 2012, tax credits resulted in tax savings for ThaiLin of approximately NT$9 million, NT$15 million and NT$21 million (US$1 million), respectively.

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

The ROC government enacted the ROC Alternative Minimum Tax Act (“AMT Act”) that became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 10%. However, the AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT. The effects of the AMT on the tax expenses of ChipMOS Taiwan and ThaiLin were reflected in 2012.

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

Tabular Disclosure of Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2012, or the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Long-term debts(1)	$9,400.8	$2,430.2	$4,907.0	$2,038.5	$25.1
Short-term loans(1)	367.7	367.7	—	—	—
Operating leases	259.1	30.3	60.5	54.7	113.6
Capital commitments	918.5	918.5	—	—	—

Total contractual cash obligations	$10,946.1	$3,746.7	$4,967.5	$2,093.2	$138.7

Notes:

(1)	Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2012, level throughout all relevant periods.

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

The following table sets out the names of our directors and executive officers, their positions with our company and their ages as of March 31, 2013. The business address for our directors and executive officers is No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, and Republic of China.

Name	Age	Position	Term Expires
Shih-Jye Cheng	54	Chairman and Director/Chief Executive Officer	2014
Antonio R. Alvarez	56	Independent Director	2014
Chin-Shyh Ou	55	Deputy Chairman and Independent Director	2014
Hsing-Ti Tuan	68	Director	2015
Yeong-Her Wang	56	Independent Director	2015
Shou-Kang Chen	51	Chief Financial Officer and Director	2015
John Yee Woon Seto	68	Independent Director	2013
Chao-Jung Tsai	58	Director	2013
Rong Hsu	62	Independent Director	2013
Carl Lei	49	Acting President of ChipMOS Shanghai	—
Lafair Cho	50	President of ThaiLin	—
Li-Chun Li	56	Chief Operating Officer	—
Steve Cheng	50	President of ChipMOS USA	—
Vincent Hsu	44	Vice President, LCDD Production Group	—
Michael Lee	47	Vice President, Chupei Production Group	—
Ivan Hsu	47	Vice President, Memory Production Group	—
Jesse Huang	46	Vice President, Assembly Production Group	—
David W. Wang	63	Vice President, Research & Strategy Development Center	—
I-Fan Chiang	54	Vice President, I.T.M. Center	—

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

Antonio R. Alvarez has served as one of our directors from July 2005. Mr. Alvarez is the chief operating officer of Aptina Imaging. Prior to that he was the chief operating officer of Advance Analogic Technology from October 2011 until its acquisition by Skyworks in January 2012 and president and chief executive officer of Leadis Technology Inc. from November 2005 to January 2009. He was senior vice president and general manager of the memory products division of Cypress Semiconductor Corporation from 1998 to July 2005, and senior vice president of research and development from 1991 to 2001. He holds master’s and bachelor’s degrees in electrical engineering from Georgia Institute of Technology, where he is a member of the advisory board of the Electrical Engineering Department. He is a member of the Institute for Electrical and Electronic Engineers. Mr. Alvarez also serves on the Board of MEMC Corporation since 2012.

Chin-Shyh Ou has served as one of our directors since August 2008. He has been the deputy chairman since August 2010. He has served as a director of ChipMOS Taiwan since June 2007. Mr. Ou joined the National Chengchi University as an associate professor in 1993 and a professor in 1997. In 1998, he joined National Chung Cheng University as a professor and the chairman of the Department of Accounting. He led a project to establish the Graduate Institute of Accounting and Information Technology of National Chung Cheng University in 1999. Mr. Ou earned a master degree in Public Policy and Management from Carnegie Mellon University, and a Ph.D. degree in Business Administration (Accounting) from the University of Minnesota. Mr. Ou holds several professional licenses and qualifications, including U.S. Certified Public Accountant and Certified Internal Auditor.

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

Yeong-Her Wang has served as one of our directors since July 2004 and a member of the board of directors of ChipMOS Taiwan. He has been a professor in the Department of Electrical Engineering of National Cheng Kung University since 1992. He serves as the vice president of National Applied Research Laboratories between 2007 and 2012. He was also an associate dean of the College of Engineering between 1999 and 2003, chairman of the Department of Electrical Engineering between 1996 and 1999, associate director of the Department of Electrical Engineering between 1993 and 1996 and director of the Electrical Factory, College of Engineering of National Cheng Kung University between 1995 and 1996. He has been the independent director of Darfon Electronic Corp. and Giga Solution Tech Co. since 2006 and 2007, respectively. Mr. Wang holds Ph.D., master’s and bachelor’s degrees from National Cheng Kung University in Taiwan.

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

David W. Wang joined ChipMOS Taiwan as vice president of Research and Strategy Development Center in 2007. Prior to joining ChipMOS, he was the vice president of Fibera, Inc. from 2001 to 2007. Mr. Wang served as Senior Director at Lam Research where his responsibilities included new product introduction, system integration, field escalation and management of regional teams from 1996 to 2001. Mr. Wang also worked for IBM’s Microelectronics Division where he as Senior Engineer/ Manager led advanced packaging materials, process development and marketing organizations. Mr. Wang is a member of SEMI Taiwan Packaging and Test Committee and holds 45 US patents. Mr. Wang holds a Ph.D and M.S. from the University of Michigan and Bachelor of Science degree from Fu Jen University.

I-Fan Chiang has served as ChipMOS Taiwan’s vice president of ITM Center since July 2010. Mr. Chiang was a vice president of Websurf Technologies Taiwan from 2003 to June 2010. Mr. Chiang also served as a vice president of Hitrust Inc. from 2000 to 2003. Mr. Chiang holds a bachelor’s degree in Electronic Engineering from Tamkang University in Taiwan.

Board Practice and Terms of Directorship

Our board of directors consists of three classes of directors. The first class, consisting of John Yee Woon Seto, Chao-Jung Tsai and Rong Hsu, is up for re-election at the annual general meeting in 2013 and then every third annual general meeting thereafter. The second class, consisting of Shih-Jye Cheng, Antonio R. Alvarez and Chin-Shyh Ou, is up for re-election at the annual general meeting in 2014 and then every third annual general meeting thereafter. The third class, consisting of Hsing-Ti Tuan, Yeong-Her Wang and Shou-Kang Chen, is up for re-election at the annual general meeting in 2015 and then every third annual general meeting thereafter.

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

Share Ownership

The following table sets forth certain information as of March 31, 2013 with respect to our common shares owned by our directors and executive officers.

Name	Number of Common Shares Held	Percentage of Shares Issued and Outstanding	Number of Options Held (1)	Exercise Price of Options (US$)	Expiration Date of Options
Shih-Jye Cheng	545,400	1.6%	152,809	2.55-21.488	2013/8/31-2017/8/31
Antonio R. Alvarez	—	—	*	*	*
Chin-Shyh Ou	—	—	*	*	*
Hsing-Ti Tuan	*	*	*	*	*
Yeong-Her Wang	—	—	*	*	*
Shou-Kang Chen	*	*	*	*	*
John Yee Woon Seto	*	*	*	*	*
Chao-Jung Tsai	—	—	*	*	*
Rong Hsu	*	*	*	*	*
Carl Lei	*	*	*	*	*
Lafair Cho	*	*	*	*	*
Steve Cheng	*	*	—	—	—
Vicent Hsu	—	—	*	*	*
Li-Chun Li	—	—	*	*	*
Michael Lee	—	—	*	*	*
Ivan Hsu	*	*	*	*	*
Jesse Huang	*	*	*	*	*
David W. Wang	—	—	*	*	*
I-Fan Chiang	—	—	*	*	*

Notes:

*	Indicate actual numbers held and/or including options exercisable or vested within 60 days after March 31, 2013, would beneficially own less than 1% of our ordinary shares.
(1)	Each option covers one of our common shares.

Compensation Committee

The aggregate compensation paid in 2012 to our directors and our executive officers, including cash and accrued pension payable upon retirement, was approximately NT$100 million (US$3 million). In 2012, we granted options to purchase 143,500 of our common shares to our directors and executive officers as set forth in the table below. These options will vest over a period of four years, with an equal proportion vesting on each of August 31, 2013, 2014, 2015 and 2016, except for certain options granted on August 31, 2012 that vested on August 31, 2013.

Number of common shares issuable upon exercise of options	Expiration date	Exercise price (US$)	Considerations paid for options granted
106,000	August 31, 2018	11.1435	None
37,500	August 31, 2022	11.1435	None

We do not provide our directors with any benefits upon termination of employment.

Our compensation committee currently consists of Mr. Antonio R. Alvarez, Dr. John Yee Woon Seto and Dr. Rong Hsu, all of whom are independent directors according to NASDAQ Marketplace Rules requirements. This committee reviews and recommends to our board of directors the compensation of all our directors and officers on at least an annual basis.

Audit Committee

Under our audit committee charter adopted on February 28, 2001 and amended on May 14, 2004, December 21, 2004, August 27, 2009 and August 31, 2012, our audit committee:

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

Special Committee

In connection with the indictment of Mr. Shih-Jye Cheng by the Taipei District Prosecutor’s Office, our board of directors formed a special committee to evaluate the circumstances surrounding the indictment. As of March 31, 2013, the special committee was solely comprised of Mr. Yeong-Her Wang, our Company’s independent director. The special committee has engaged K&L Gates LLP (formerly Kirkpatrick & Lockhart Preston Gates Ellis LLP) as its independent international legal counsel and Baker & McKenzie as its independent ROC legal counsel, and Ernst & Young (formerly know as Diwan, Ernst & Young) as its accounting advisor to assist in its evaluation and provide recommendations.

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

Employees

The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the functions indicated:

	As of December 31,			As of March 31,
Function	2010	2011	2012	2013
General operations	3,224	3,193	3,069	3,048
Quality control	381	384	400	385
Engineering	1,360	1,377	1,345	1,343
Research and development	269	276	313	312
Sales, administration and finance	213	229	176	170
Others	361	335	383	371

Total	5,808	5,794	5,686	5,629

The following table sets forth, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

Location	As of December 31,			As of March 31,
	2010	2011	2012	2013
ThaiLin (Hsinchu Industrial Park)	668	596	544	534
ChipMOS Taiwan Hsinchu Production Group	1,658	1,664	1,564	1,576
ChipMOS Taiwan Southern Taiwan Production Group	2,886	2,997	2,962	2,918
Shanghai	591	531	609	594
Japan and the United States	5	6	7	7

Total	5,808	5,794	5,686	5,629

Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees and believe that our relationship with our employees is good.

Share Option Plan and Share Appreciation Rights Plan

We adopted a broad-based share option plan in 2001, which was amended at a special general meeting on March 19, 2004 to increase the number of shares available for issuance under the share option plan from 1,450,000 to 2,250,000. In August 2006, we adopted a second broad-based share option plan, which has 1,750,000 shares available for issuance. In September 2011, we adopted a third broad-based share option plan, which has 1,000,000 shares available for issuance. Each share option plan provides that our directors, officers, employees and those of our affiliates may, at the discretion of our board of directors or a committee, be granted options to purchase our shares at an exercise price of no less than the par value of our common shares. The board or the committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the exercise price of all options granted, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding, up to a maximum term of ten years. Shares available for issuance under these plans are replenished by shares that were subject to forfeited and expired share options.

In 2010, we granted 160,660 share options, with an exercise price, at the time of grant, ranging from US$2.448 to US$5.474 per share. In 2010, 212,049 share options were forfeited, 353,800 share options were expired and 19,246 share options were exercised. In 2011, we granted 692,624 share options, with an exercise price, at the time of grant, ranging from US$4.59 to US$6.222 per share. In 2011, 148,403 share options were forfeited, nil share options were expired and 96,103 share options were exercised. In 2012, we granted 204,316 share options, with an exercise price, at the time of grant, ranging from US$11.1095 to US$11.1435 per share. In 2012, 103,426 share options were forfeited, 289,268 share options were expired and 668,246 share options were exercised. As of December 31, 2012, we had 1,705,548 share options outstanding, with an exercise price ranging from US$0.748 to US$25.908.

In September 2006 and August 2008, we adopted a share appreciation rights (“SARs”) plan pursuant to which we may issue up to 500,000 and 750,000 cash-settled SARs to our directors, officers, employees and those of our affiliates. Under the share appreciation rights plan, each holder of SARs, issued thereunder will be entitled to receive, on the applicable exercise date, cash in an amount equal to the excess of the market value of our common shares on such date over the exercise price of such rights. Our board of directors or a relevant committee thereof has complete discretion over the administration of the share appreciation rights plan, including determining the recipients of the share appreciation right awards, the number of rights awarded, the exercise date, the exercise price and other relevant terms. Unless earlier terminated by our board of directors or the relevant board committee, the plan will remain effective until September 2016 and August 2018. In 2010, 18,625 SARs were granted, with an exercise price, at the time of grant, ranging from US$2.448 to US$3.06. In 2010, 89,300 SARs were forfeited and 15,300 SARS were exercised. In 2011, 525,885 SARs were granted, with an exercise price, at the time of grant, ranging from US$5.151 to US$6.222. In 2011, 70,621 SARs were forfeited and 32,832 SARs were exercised. In 2012, 43,660 SARs were granted, with an exercise price, at the time of grant, ranging from US$11.1095 to US$11.1435. In 2012, 67,375 SARs were forfeited, 154,106 SARS were expired and 231,270 SARs were exercised. As of December 31, 2012, we had 640,848 SARs outstanding, with an exercise price, at the time of grant, ranging from US$0.748 to US$25.908.

Where applicable, the share numbers and exercise price of our share option plan and share appreciation rights plan disclosed in the foregoing paragraph, are adjusted to reflect the effect of the Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table and information set out certain information as of March 31, 2013 regarding the ownership of our common shares by (1) each person known to us to be the owner of more than five percent of our common shares and (2) the total amount owned by our directors and executive officers as a group.

Identity of person or group	Number of shares owned	Percentage Owned

ThaiLin Semiconductor Corp.(1)	4,474,211	13.4
He & Fang 2005 Revocable Living Trust (2)	2,788,123	8.4
DLS Capital Management, LLC(3)	2,421,949	7.3
Siliconware Precision Industries Co., Ltd.(4)	2,243,749	6.7
Chilton Investment Company, LLC(5)	1,781,416	5.3
Directors and executive officers, as a group(6)	633,446	1.9

Notes:

(1)	From December 2008 to August 2009, ThaiLin acquired 506,364 shares pursuant to the Rule 10b5-1/10b-18 securities purchase program, under which purchases commenced on December 28, 2008; 1,015,158 shares in March 2009 pursuant to its enforcement of the collateral provided by ProMOS under the Stock Pledge Agreement entered into between ThaiLin and ProMOS dated December 3, 2008; 401,352 shares and 65,707 shares in 2010 and January 2011, respectively, pursuant to the interest shares payment under 2009 Notes held by ThaiLin and 4,485,630 shares (including 790,630 shares as interest payment in connection with the make-whole clause) in March 2011 pursuant to the conversion of 2009 Notes held by ThaiLin. In November 2012, ThaiLin sold 2,000,000 shares pursuant to the Secondary Offering.
(2)	According to the Schedule 13G/A filed by He Zhengxu with the SEC on January 22, 2013.
(3)	According to the Schedule 13G filed by DLS Capital Management, LLC with the SEC on January 24, 2013.
(4)	Siliconware Precision completed a share purchase and subscription transaction with ChipMOS Taiwan and us on March 27, 2007, pursuant to which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed for 3,043,749 of our common shares through a private placement. See “Item 4. Information on the Company—Our Structure and History—ChipMOS TECHNOLOGIES INC.” In November 2012, Siliconware Precision sold 800,000 shares pursuant to the Secondary Offering.
(5)	According to the Schedule 13G filed by Chilton Investment Company, LLC with the SEC on February 14, 2013.
(6)	Excludes exercisable/vested options of our common shares and Mosel’s beneficial ownership of our common shares which may be considered to be beneficially held by some of our directors or officers. Includes shares held by certain family members of certain directors.

The share numbers disclosed in the foregoing notes, are adjusted to reflect the effect of the Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

As of March 31, 2013, approximately 75% of our common shares were held of record by shareholders located in the United States. All holders of our common shares have the same voting rights with respect to their shares.

Related Party Transactions

ChipMOS TECHNOLOGIES INC.

On April 16, 2013, as part of ChipMOS Taiwan’s listing plan on the TSE, we completed the sale of 6.5 million outstanding ChipMOS Taiwan shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TSE listing plan, Yuanta Securities Company Limited and Capital Securities Corp., and to certain others, including non-US employees of ChipMOS Taiwan. After deducting tax expense payable to ROC authority for the aforementioned sale, the proceeds to ChipMOS Bermuda were approximately NT$97.2 million (US$3.3 million). As of the date of this Annual Report on Form 20-F, after taking into account the aforementioned sale, we continue to own approximately 703 million ChipMOS Taiwan shares representing 83.4% of ChipMOS Taiwan’s outstanding shares. See “Item 3. Key Information—Risk Factors— ChipMOS Taiwan’s ability to maintain its trading status on Taiwan’s Emerging Stock Board and to eventually list on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the Emerging Stock Board or satisfy other eligibility requirements for the proposed listing transaction.” for additional information on ChipMOS Taiwan’s listing plan.

Siliconware Precision Industries Co., Ltd.

        As of March 31, 2013, Siliconware Precision owned 6.7% of our outstanding common shares and 15.8% of ChipMOS Taiwan’s outstanding shares. On March 27, 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed to 3,043,749 (adjusted to reflect the effect of 1-for-every-4 reverse stock split effective on January 21, 2011) of our newly issued common shares through a private placement. ChipMOS Taiwan became our wholly-owned subsidiary on September 14, 2007. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The share purchase transaction was completed in January 2011. As of the date of this Annual Report on Form 20-F, we own 83.4% of ChipMOS Taiwan’s outstanding shares. Siliconware Precision is an independent provider of semiconductor testing and packaging services. Siliconware Precision currently has, and is expected to continue to have from time to time in the future, contractual and other business relationships with us. No revenue was derived from Siliconware Precision in 2010 and 2011. From April 2011 onwards, Siliconware Precision is not our related party as it owned less than 10% of our outstanding common shares.

Mosel Vitelic Inc.

As of March 31, 2013, Mosel indirectly owned 4.9% of our outstanding common shares. Mosel designs and manufactures semiconductor products, including DRAM, SRAM, flash memory, LCD and other flat-panel display driver semiconductors and power-related semiconductors. Mosel and its affiliates currently have, and are expected to continue to have from time to time in the future, contractual and other business relationships with us. Our relationships include the following:

•	In 2010, 2011 and 2012, we paid NT$148 thousand, NT$25 thousand and nil in website fees to Mosel for provision of certain website services.

Commencing April 1, 2011, Mosel and its direct and indirect subsidiaries are no longer related parties to the Company.

Registration Rights Agreements with Siliconware Precision, Giant Haven, ProMOS and Powertech Technology Inc.

In March 2007, we issued 3,043,749 common shares pursuant to a share purchase and subscription agreement with ChipMOS Taiwan and Siliconware Precision, and we entered into a registration rights agreement, dated March 27, 2007, with Siliconware Precision, pursuant to which Siliconware Precision agreed not to sell or otherwise transfer any of our common shares it acquired in the share purchase and acquisition for a period of nine months after March 27, 2007, and we granted to Siliconware Precision certain rights, including demand registration, “piggyback” registration and Form F-3 registration rights, to require us to register its common shares for sale under the Securities Act. In addition, we entered into a registration rights agreement, dated August 8, 2007, with Giant Haven, ProMOS and Powertech Technology Inc., pursuant to which we granted to Mosel, ProMOS and Powertech Technology Inc. certain registration rights, including customary demand and “piggyback” registration rights, to register its common shares for the sale of our common shares under the Securities Act. In March 2009, ThaiLin acquired 1,015,158 common shares from ProMOS pursuant to its enforcement of the collateral under a Stock Pledge Agreement entered into between ThaiLin and ProMOS dated December 3, 2008.

The share numbers disclosed in the foregoing paragraph are adjusted to reflect the effect of the Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

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

Under a technology transfer agreement dated August 1, 2002 which expired on August 1, 2012, we licensed certain technologies and systems, and agreed to provide certain technical support and consulting services to ChipMOS Shanghai relating to those technologies and systems, and ChipMOS Shanghai paid an aggregate of US$25 million to us in 2002 for the technology and services we provide under this agreement. Under another technology transfer agreement dated October 3, 2011 which became effective on August 1, 2012, we licensed certain technologies and systems, and agreed to provide certain technical support and consulting services to ChipMOS Shanghai relating to those technologies and systems, and ChipMOS Shanghai will pay an aggregate of RMB27 million to us by forty installments on the last day of each quarter during the term of this agreement.

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

ThaiLin Semiconductor Corp.

On March 4, 2008, ChipMOS Taiwan made a loan in an amount of NT$145 million that bears interest at a rate of 4.69% per annum to Kolin, a major shareholder of ThaiLin. The loan was originally secured by a pledge by Kolin of 11 million common shares of ThaiLin. On August 22, 2008, Kolin repaid NT$15 million of the loan. On December 23, 2008, ChipMOS Taiwan notified Kolin to proceed with the transfer of the collateral’s ownership, the payment of unpaid loan and interest accrued in the amount of NT$130 million, and the payment of interest incurred due to loan repayment default under the loan. On January 20, 2009, Kolin informed ChipMOS that it could not fulfill request made by ChipMOS, including the transfer of shares since it is prohibited to do so under an interim restrictive order of disposition. Subsequently, Kolin was granted on March 27, 2009, pursuant to a ruling of Taiwan District Court on (Civil Ruling no.7 and No.9 of 2009), the approval for its reorganization and declaration of creditor’s rights application. Therefore, such shares shall still be deemed as the creditor’s collateral. ChipMOS made the creditor’s rights application on April 21, 2009. On January 31, 2011, a final ruling of Taiwan High Court (Civil Ruling No.186 of 2010) confirmed its approval of the organization plan of Kolin. On March 15, 2012, ChipMOS Taiwan entered into an agreement with Kolin whereby Kolin agreed to dispose of the common shares of ThaiLin that were pledged to ChipMOS Taiwan and use the proceeds to settle the outstanding debt to ChipMOS Taiwan. As of the date of this Annual Report on Form 20-F, the loan has been fully repaid and the subject pledge has been released accordingly.

In November 2012, ThaiLin sold 2,000,000 shares under the Secondary Offering. As of March 31, 2013, ThaiLin held 4,474,211 of our outstanding shares, corresponding to 13.4% of all of our outstanding shares. ThaiLin’s current holding includes 1,015,158 shares or 3.0% of our outstanding shares acquired pursuant to ThaiLin’s enforcement of the collateral provided by ProMOS under the Stock Pledge Agreement dated December 3, 2008, entered into between ThaiLin and ProMOS, 506,364 shares or 1.5% of our outstanding shares accumulated from the Rule 10b5-1/10b-18 securities purchase program launched in December 2008, and 467,059 shares or 1.4% of our outstanding shares acquired pursuant to the interest shares payment and 2,485,630 shares or 7.5% of our outstanding shares acquired pursuant to the conversion of 2009 Notes in March 2011.

The share numbers disclosed in the foregoing paragraph are adjusted to reflect the effect of the Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

ProMOS Technologies Inc.

As of March 31, 2013, Mosel directly and indirectly owned 12.0% of ProMOS.

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

As of December 31, 2009, other receivables from ProMOS amounted to NT$55 million and 100% allowance was made by ThaiLin. In June 2010, ThaiLin agreed a settlement with ProMOS in the amount of NT$24 million and it was collected during the same year. The allowance of NT$24 million was reversed to other non-operating income. Commencing in June 2010, the collection term was revised to 30 days upon delivery. In January 2011, the collection term was revised to 45 days after delivery. Since June 2011, we request ProMOS to pay in advance prior to delivery. See Note 18 to our consolidated financial statements contained in this Annual Report on Form 20-F.

Commencing April 1, 2011, since Mosel is no longer a related party to us, ProMOS is also not considered our related party.

Item 8.	Financial Information

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-60.

Legal Proceedings

In February 2006, ChipMOS Taiwan and ChipMOS USA received notice of a lawsuit filed by Tessera Technologies, Inc., or Tessera. The complaint was initially filed in United States District Court for the Northern District of California (Civil Action No. C05-04063CW), or the California court. In an amended complaint, Tessera added ChipMOS Taiwan and ChipMOS USA, among several other semiconductor companies, as co-defendants. The amended complaint alleges that ChipMOS Taiwan, ChipMOS USA and the other co-defendants infringed certain patents owned by Tessera and that ChipMOS Taiwan is in breach of a license agreement with Tessera, or the Tessera license agreement. Tessera also sought unspecified damages and injunctive relief. ChipMOS Taiwan and ChipMOS USA have responded to the lawsuit by denying Tessera’s claims of patent infringement and breach of contract. ChipMOS USA and ChipMOS Taiwan have also raised various counterclaims for declaratory judgment and related affirmative defenses that the Tessera patents are invalid and unenforceable. In May 2007, the California court, with the concurrence of ChipMOS Taiwan and ChipMOS USA, stayed all litigation in the California court as a result of a related investigation by the International Trade Commission, or ITC, initiated by Tessera against certain other co-defendants. In addition, a co-defendant in the Tessera lawsuit requested the United States Patent and Trademark Office to reexamine the patentability of each of Tessera’s patents that are at issue in the case in the California court. The requests were granted and, in February 2007, the U.S. Patent and Trademark Office concluded that certain claims of the patents were invalid on the basis of prior art. In April 2008, ChipMOS Bermuda, ChipMOS USA and ChipMOS Taiwan received notice that Tessera requested the ITC to initiate another investigation alleging that the sale for and after importation into the United States as well as importation into the United States of certain small format non-tape based BGA semiconductor packages by ChipMOS Bermuda, ChipMOS Taiwan and ChipMOS USA infringe three of the five Tessera patents at issue in the case pending in the California court. Tessera sought, among other things, an investigation by the ITC and general exclusion orders to prohibit the infringing products from entry into the United States. The ITC initiated the investigation in May 2008. On March 13, 2009, after the close of discovery, Tessera submitted a request to terminate the proceedings at the ITC, which the judge granted on July 17, 2009. No petitions for review were filed. The ITC issued an order to terminate the investigation on August 7, 2009. Due to the completion of a companion investigation against other companies by ITC, the stayed litigations in the Northern District of California resumed in January 2012. The date for jury trial was currently scheduled for April 2014. On July 19, 2012, Tessera filed a stipulation with the California court dismissing its breach of contract claim against the companies. Accordingly, this litigation is now limited to only Tessera’s patent infringement allegations against the companies. A court-ordered mediation between the parties was held on December 13, 2012 but was unsuccessful. Our counsel has not formed an opinion as to the outcome of the case.

In April 1999, Motorola, Inc. (“Motorola”) and ChipMOS Taiwan entered into an immunity agreement (the “Agreement”) whereby each party covenanted not to sue each other for the use of certain Ball Grid Array (“BGA”) patents. In December 2004, Motorola spun off its semiconductor division, and thereby formed Freescale Semiconductor, Inc. (“Freescale”), who then assumed Motorola’s rights and obligations under the Agreement. On October 16, 2006, Freescale unilaterally terminated the Agreement, alleging that ChipMOS Taiwan breached the Agreement. ChipMOS Taiwan argued that Freescale’s unilateral termination of the Agreement has no legal effect, and continues to accrue royalty payments for products it believes are covered by the Agreement. The payments previously returned by Freescale and accrued by ChipMOS Taiwan have been deposited in a separate escrow account. On July 13, 2009, Freescale alleged that ChipMOS Taiwan breached the Agreement by failing to pay royalties on certain BGA packages assembled by ChipMOS Taiwan. ChipMOS Taiwan filed an answer to deny all allegations, and also filed counterclaims against Freescale alleging that Freescale engaged in patent misuse by seeking to obtain royalties on certain of ChipMOS Taiwan’s BGA products that were not covered by any Freescale patent included under the Agreement, and for declaratory judgment of patent non-infringement and invalidity. On December 11, 2009, Freescale filed a motion to dismiss the declaratory judgment counterclaims filed by ChipMOS Taiwan and to stay all other patent related claims and issues until its breach of contract claims could be decided. On July 29, 2010, the Court found that the Agreement constituted a “Total Sales Royalty” agreement, however, Freescale’s motion was partly denied for patent misuse issue. A mediation was held between the parties on October 28, 2010 but was unsuccessful. The fact discovery and expert discovery process regarding patent misuse issue closed in middle June 2011. An Order granting Freescale’s motion for partial summary judgment and denying ChipMOS’ cross-motion for partial judgment was given on September 8, 2011. An Order granting in part and denying in part ChipMOS’ Motion for Reconsideration was given on March 30, 2012. The Court reinstated ChipMOS’ claims for patent misuse and its affirmative defenses for patent exhausted, mutual mistake and license. Freescale refiled its motions to strike ChipMOS’ jury demand and for summary judgment on ChipMOS’ affirmative defenses of exhaustion, mutual mistake and license. The Court has granted those motions on January 24, 2013 and later denied ChipMOS’ motion for reconsideration of those rulings in April 2013. The date for next jury trial is scheduled to take place in September 2013. The Company’s counsel has not formed any opinion as to the outcome of the case.

Other than the matters described above, we were not involved in any material litigation in 2012 and are not currently involved in any material litigation.

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

Dividend Policy

Company paid an annual cash dividend of US$0.14 per common share for a total cash cost of US$4.0 million on December 18, 2012 to all common shareholders of record on relevant record date. The payment of future dividends is subject to the Board’s continuing determination that the payment of dividends are in the best interests of the Company’s shareholders and are in compliance with all laws and agreements of the Company applicable to the declaration and distribution.

Item 9.	The Offer and Listing

Listing

Since March 17, 2010, the NASDAQ Capital Market has been the principal trading market for our common shares, which are not listed or quoted on any other markets in or outside the United States. Our common shares were formerly quoted on the NASDAQ Global Market (formerly the NASDAQ National Market) under the symbol “IMOS” since June 19, 2001, and our common shares were formerly quoted on the NASDAQ Global Select Market since July 1, 2006. The CUSIP number for our common shares is “G2110R114”. Our Shareholders approved a reverse stock split of ChipMOS’s common stock in January 2011 with a ratio of 1-for-every-4 shares effective on January 21, 2011. As a result, the number of outstanding shares of ChipMOS common stock is reduced to 27,725,782 shares, from 110,908,341 shares prior to the reverse stock split becoming effective. As of March 31, 2013, there were 33,369,590 common shares issued and outstanding. The table below sets forth for the periods indicated, historical prices for the high, low and average closing prices on the NASDAQ National Market, the NASDAQ Global Select Market or the NASDAQ Capital Market for our common shares.

	NASDAQ Price per share(1) (US$)
	High	Low	Average
2008	16.40	0.74	9.32
2009	3.97	0.80	2.45
2010	7.68	2.40	4.80
2011	9.81	4.48	6.94
First Quarter	8.80	6.24	7.33
Second Quarter	9.81	7.71	8.70
Third Quarter	9.02	5.16	6.53
Fourth Quarter	6.00	4.48	5.20
2012
First Quarter	19.04	5.47	10.93
Second Quarter	18.48	9.61	12.68
Third Quarter	15.85	8.79	12.41
November	11.88	9.74	10.67
December	11.60	9.99	10.71
Fourth Quarter	16.03	9.74	11.59
2013
January	12.42	10.66	11.45
February	11.99	10.57	11.25
March	13.32	10.32	11.18
First Quarter	13.32	10.32	11.29
April (through April 23, 2013)	15.36	12.36	13.71

Note:

(1)	The figures in the table contain historical prices reflecting the effect of our reverse stock split which was approved by our Shareholders on January 21, 2011.

Item 10.	Additional Information

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

Preferred Shares

Currently there are no specific rights attached to the preferred shares. The specific rights of the preferred shares could include rights, preferences or privileges in priority to our common shares and the establishment of such rights or the delegation to the board of directors to establish such rights will need to be approved by our shareholders. As of March 31, 2013, no preferred shares have been issued by our company.

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

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one general shareholders’ meeting as an annual general meeting each calendar year, unless according to the provisions of the Bermuda Companies Act, shareholders elect to dispense with the holding of annual general meetings. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under our bye-laws, we must give each shareholder written notice at least five days prior to the annual general meeting, unless otherwise agreed by all shareholders having the right to vote at that annual general meeting, and written notice at least five days prior to any special general meeting, unless otherwise agreed by a majority of shareholders having a right to vote at that special general meeting, and together holding at least 95% of the paid-up capital of the company carrying the right to vote at that meeting.

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

Director’s Interests

Under our bye-laws, our director may, notwithstanding his office be a party to, or otherwise interested in, any transaction or arrangement with our company or in which our company is otherwise interested. He or she may also be a director or officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any corporate body promoted by our company or in which our company is interested. Therefore, where it is necessary, so long as our director declares the nature of his or her interest at the first opportunity at a meeting of the board or by writing to the directors as required by the Bermuda Companies Act, that director shall not by reason of his or her office be accountable to our company for any benefit he or she derives from any office or employment to which our bye-laws allow him or her to be appointed or from any transaction or arrangement in which our bye-laws allow him or her to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit. A general notice to our directors by a director or officer declaring that he or she is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person shall be sufficient declaration of interest in relation to any transaction or arrangement so made.

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

Transfer Agent and Registrar

Appleby Management (Bermuda) Ltd. (formerly known as Reid Management Limited) serves as our principal registrar and transfer agent in Bermuda for the common shares. Computershare Shareowner Services, LLC serves as our United States transfer agent and registrar for the common shares.

Material Contracts

We have entered into the following contracts within the two years preceding the date of this Annual Report on Form 20-F that are or may be material:

•

On February 26, 2010, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Siliconware Precision to sell to Siliconware Precision our holding of 133 million common shares of ChipMOS Taiwan with a consideration of approximately NT$1,630 million. The purchase shares represent 15.8% of the total number of ChipMOS Taiwan’s outstanding shares. Under the terms and conditions of the Share Purchase Agreement, Siliconware Precision paid the purchase price in four installments to ChipMOS Bermuda, with the final installment scheduled to be paid on or before March 31, 2011. The share purchase transaction was completed in January 2011.

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

•

On July 14, 2011, ChipMOS Taiwan obtained a syndicated loan facility from banks in Taiwan in the amount of NT$8,410 million separated into two parts with its respective term of four years and five years. This loan facility was used to refinance the existing bank debts and equipment leases in July and August 2011. As of December 31, 2011, this loan facility was fully drawn.

•

On October 26, 2012, Company entered Underwriting Agreement with ThaiLin, Siliconware Precision, Cowen and Company, LLC and Craig-Hallum Capital Group LLC for the Secondary Offering of up to 2.8 million Company’s Common Shares.

Please see also “Item 7. Major Shareholders and Related Party Transactions” for further summary information regarding the contracts listed under “Item 10. Additional Information – Material Contracts” that are with certain of our related parties.

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

We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event there is enacted in Bermuda any legislation imposing tax computed on profits or income or computed on any capital assets, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, such tax shall not be applicable to us or to our operations, or to the common shares, debentures or our other obligations until March 28, 2016, except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such common shares, debentures or our other obligations or any real property or leasehold interests in Bermuda owned by us. No reciprocal income tax treaty affecting us exists between Bermuda and the United States.

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

Distributions

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt. Dividends received by individuals and certain other non-corporate taxpayers from “qualified foreign corporations” are taxed at the rate of either 0 percent, 15 percent or 20 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date. A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividends is traded on an established securities market in the United States, provided that the foreign corporation is not a PFIC. Our stock is traded on an established securities market in the United States, although we cannot guarantee that our stock will be so traded in the future. We believe that we should not be treated as a PFIC for U.S. federal income tax purposes. No assurance can be given, however, that the IRS may not disagree and seek to treat us as a PFIC. If we were a PFIC with respect to a particular U.S. Holder, dividends received from us will be taxed at regular ordinary income tax rates and certain other rules will apply. See “Passive Foreign Investment Company (PFIC),” below. Holders of our shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Certain U.S. Holders that are individuals, estates or trusts will be required to pay an additional 3.8 percent Medicare contribution tax on net investment income, including interest, dividends, and capital gain. U.S. Holders should consult their tax advisors as to the application of this additional tax.

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

Long-term capital gains recognized by individuals and certain other non-corporate taxpayers, are taxed at the rate of 0, 15 or 20 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket. Certain U.S. Holders that are individuals, estates or trusts will be required to pay an additional 3.8 percent Medicare contribution tax on net investment income, including interest, dividends, and capital gain. U.S. Holders should consult their tax advisors as to the application of this additional tax.

Passive Foreign Investment Company (PFIC)

We believe that our common shares should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a legal and factual determination that is made annually and thus may be subject to change. If we were treated as a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the shares, gain realized on the sale or other disposition of your common shares would in general not be treated as capital gain. Instead, you would be treated as if you had realized such gain ratably over your holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such year, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your common shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common shares. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. Further, any distribution in respect of our common shares in excess of 125 percent of the average annual distributions on our common shares received by you during the preceding three years or your holding period, whichever is shorter, would be allocated ratably over your holding period for the common shares and subject to taxation as described for sales or other dispositions above.

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

Sale, Exchange or Other Disposition of Our Common Shares

Generally, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other disposition of our common shares unless:

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

Interest Rate Risks

As of December 31, 2012, we had aggregate debts outstanding of NT$9,334 million (US$321 million), which was incurred for capital expenditure and general operating expenses. Of our outstanding debts as of December 31, 2012, 100% bear interest at variable rates. The interest rate for the majority of our variable rate debts varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debts had an annual weighted average interest rate of 2.653% as of December 31, 2012. Accordingly, we have cash flows and earnings exposure due to market interest rate changes for our variable rate debts. An increase in interest rates of 1% would increase our annual interest charge by NT$93 million (US$3 million) based on our outstanding floating rate indebtedness as of December 31, 2012.

As of December 31, 2011 and 2012, ChipMOS Taiwan had no interest rate swap agreements outstanding.

Foreign Currency Exchange Rate Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, is the Japanese yen and the US dollar. As of December 31, 2012, 58.9% of our financial assets and 9.4% of our financial liabilities are denominated in the US dollar and Japanese yen, respectively. To minimize foreign currency exchange risk, from time to time we utilize forward exchange contracts and foreign currency options to hedge our exchange rate risk on foreign currency assets or liabilities positions. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average appreciation of the NT dollar against all other relevant foreign currencies of 5% would decrease our exchange gain by NT$348 million (US$12 million) based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2012. As of December 31, 2010, 2011 and 2012, we had no outstanding forward exchange or foreign currency option contracts.

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

Disclosure Controls and Procedures. An evaluation was carried out under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934). Based upon that evaluation, the chief executive officer and chief financial officer concluded that these disclosure controls and procedures were effective as of December 31, 2012.

Management’s Annual Report on Internal Control Over Financial Reporting. Management’s Report on Internal Control Over Financial Reporting is set forth below.

Management’s Report on Internal Control Over Financial Reporting

April 26, 2013

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

As of December 31, 2012, the Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting as of December 31, 2012 was effective.

Moore Stephens, an independent registered public accounting firm, has audited our consolidated financial statements included in the Annual Report of the Company on Form 20-F for the year ended December 31, 2012 and has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2012. The attestation report is set forth in “Item 18. Financial Statements”.

/s/ Shih-Jye Cheng		/s/ Shou-Kang Chen
Name:	Shih-Jye Cheng	Name:	Shou-Kang Chen
Title:	Chairman and Chief Executive Officer	Title:	Chief Financial Officer

Changes in Internal Control Over Financial Reporting. During 2012, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The table below summarizes the aggregate fees that we paid or accrued for services provided by Moore Stephens for the years ended December 31, 2011 and 2012.

	2011	2012
	NT$	NT$
	(In thousands)
Audit Fees	$9,686	$9,151
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	2,382

Total	$9,686	$11,533

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. For 2011 and 2012, this category primarily include the audit of our financial statements and our internal control over financial reporting contained in this Annual Report on Form 20-F.

Audit-Related Fees. This category includes fees reasonably related to the performance of the audit or review of our financial statements and not included in the category of Audit Fees (described above).

Tax Fees. This category includes aggregate fees for respective years for services relating to tax compliance, advice and planning.

All Other Fees. This category includes aggregate fees for respective years for services other than the services included in the above. For 2012, this category primarily include the fees for services received relating to Company’s transaction with respect to the Registration Statement on Form F-3 declared effective in September 2012.

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

On August 26, 2011, our Board of Directors approved and subsequently implemented a Rule 10b5-1 and 10b-18 share repurchase program in accordance with the Securities Exchange Act 1934, as amended, on November 17, 2011 to purchase through a broker our common shares, with a maximum purchase amount of US$10 million (Repurchase Program I). Repurchase Program I was terminated on August 20, 2012. On August 10, 2012, our Board of Directors approved and subsequently implemented a Rule 10b5-1 and 10b-18 share repurchase program in accordance with the Securities Exchange Act 1934, as amended, on August 20, 2012 to purchase through a broker our common shares, with a maximum purchase amount of US$10 million (Repurchase Program II). Repurchase Program II was completed on October 16, 2012.

The table sets forth certain information about the purchase of our common shares by the Issuer’s purchase programs for the year ended as of December 31, 2012.

Purchases of Equity Securities by the Issuer

Period	Total Number of Shares Purchased	Average Price Paid Per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (US$ Million)
January – February, 2012 (Repurchase Program I)	47,100	7.69	47,100	None
September – October, 2012 (Repurchase Program II)	653,610	15.30	653,610	None

Total	700,710		700,710	None

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Item 16G requires a foreign private issuer to provide in its annual report filed with the Securities and Exchange Commission a brief, general summary of any significant ways its corporate governance practices differ from those followed by NASDAQ-listed domestic companies. The table below provides this summary information as required by Item 16G and by NASDAQ Rule 5615(a) (3):

NASDAQ Listing Rule	Corporate Governance Practice To Be Followed by Domestic Companies	Our Corporate Governance Practice
5605(b)	Requires a majority independent board and an independent director executive session.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

5605(c)(1)	Audit committee charter requirements.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

5605(c)(2)(A)(ii)	Audit committee composition and independence requirements.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

5605(c)(2)(A)(i), (iii), (iv)	Audit committee financial sophistication requirements.	We follow governance practices under Bermuda law: Bermuda Companies Act does not have such requirement.

5605(c)(3)	Audit committee responsibilities and authority requirements.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

5605(d), (e)	Requires independent director oversight of executive officer compensation and director nominations.	We follow governance practices under Bermuda law: Bermuda Companies Act does not have such requirement.All compensation committee members are independent directors. All directors who approve executive officer compensation and director nominations are independent directors.

5610	Requires a code of conduct for directors, officers and employees.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

5620	Annual shareholder meeting requirements.	We follow governance practices under Bermuda law. The Bermuda Companies Act and our bye-laws provide for certain requirements for the annual shareholder meeting, including the following:

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

5625	Requires an issuer to notify NASDAQ of any material noncompliance with the Rule 5600 series.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

5630	Requires oversight of related party transactions.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

5635	Circumstances that require shareholder approval.	We follow governance practices under Bermuda law. The Bermuda Companies Act and our bye-laws provide for certain circumstances which require shareholders’ approval, including but not limited to the following:

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

5640	Shareholder voting rights requirements.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

PART III

Item 17.	Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

The financial statements and related information of the Company are located at pages F-1 to F-60.

Item 19.	Exhibits

Exhibits	Description
1.1	Memorandum of Association of ChipMOS TECHNOLOGIES (Bermuda) LTD.(1)

1.2	Bye-laws of ChipMOS TECHNOLOGIES (Bermuda) LTD.(10)

2.1	Certificate of Incorporation of ChipMOS TECHNOLOGIES (Bermuda) LTD., dated August 15, 2000.(1)

4.1	Joint Venture Agreement, dated July 14, 1997, between Mosel Vitelic Inc. and Siliconware Precision Industries Co., Ltd.(1)

4.2	Asset Sales Agreement, dated June 14, 1999, between Microchip Technology Taiwan and ChipMOS TECHNOLOGIES INC.(1)

4.3	Tessera Compliant Chip License Agreement, dated April 20, 1999, between Tessera Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.4	License Agreement, dated April 1, 1999, between Fujitsu Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.5	Sales Agreement, dated February 10, 2000, between Sharp Corp. and ChipMOS TECHNOLOGIES INC.(1)

4.6	Raw Materials Processing Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.7	Raw Materials Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.8	Integrated Circuit Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.9	Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.10	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.11	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.12	Land Lease Agreement, dated September 1, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.13	Purchase Agreement, dated July 31, 1997, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc.(1)

4.14	Form of Share Exchange Covenant Letter from the Company to the Shareholders.(1)

4.15	Amendment to the Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC, dated September 1, 2001.(2)

4.16	Purchase Agreement, dated October 15, 2003, between ChipMOS TECHNOLOGIES INC. and DenMOS Technology Inc.(2)

4.17	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Ron How Investment Corp. (English Translation)(3)

Exhibits	Description

4.18	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Yuan Shan Investment Corp. (English Translation)(3)

4.19	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc. (English Translation)(3)

4.20	Laser Stamping Machine Lease Agreement, dated November 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.21	Automatic Stamping Machine Lease Agreement, dated December 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.22	Raw Materials Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.23	Integrated Circuit Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.24	Technology Transfer Agreement, dated December 24, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.25	Tester Equipment Lease Agreement, dated November 14, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.26	Tester Equipment Lease Agreement, dated December 3, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.27	Joint Engagement Letter, undated, by and among Ultima Electronics Corp., ChipMOS TECHNOLOGIES INC. and Sun-Fund Securities Ltd. (English Translation)(3)

4.28	Lease Agreement, dated June 1, 2002, between ChipMOS TECHNOLOGIES INC. and SyncMOS Technologies, Inc. (English Translation)(3)

4.29	Technology Transfer Agreement, dated August 1, 2002, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES (Shanghai) LTD.(3)

4.30	Promissory Note from Modern Mind Technology Limited to Jesper Limited, dated November 4, 2002.(3)

4.31	Deed of Variation, dated December 2, 2002, between Modern Mind Technology Limited and Jesper Limited.(3)

4.32	Deed of Assignment, dated December 27, 2002, between Jesper Limited and ChipMOS TECHNOLOGIES (Bermuda) LTD.(3)

4.33	Deed of Assignment, dated June 25, 2003, between Jesper Limited and ChipMOS TECHNOLOGIES INC.(3)

4.34	Agreement, dated May 3, 2003, between Jesper Limited and Modern Mind Technology Limited.(3)

4.35	Master loan agreement, dated July 12, 2004, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Modern Mind Technology Limited and Jesper Limited.(5)

4.36	Cooperation Agreement, dated March 27, 2002, between Shanghai Qingpu Industrial Zone Development (Group) Company and ChipMOS TECHNOLOGIES (Bermuda) LTD. (English Translation)(3)

4.37	Deed of assignment, dated December 17, 2003, between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.38	Supplemental deed of assignment, dated May 14, 2004 between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.39	Second supplemental deed of assignment, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.40	Assignment agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(4)

4.41	Supplemental assignment agreement, dated May 14, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(4)

Exhibits	Description

4.42	Second supplemental assignment agreement, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.43	Patent license agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(4)

4.44	Supplemental patent license agreement dated July 8, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.45	Second supplemental patent license agreement dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.46	Third supplemental patent license agreement dated December 30, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.47	Assembly and Testing Service Agreement, dated November 27, 2005, between ChipMOS TECHNOLOGIES INC. and Spansion LLC.(6)

4.48	Share Purchase and Subscription Agreement, dated February 13, 2007, among ChipMOS TECHNOLOGIES (Bermuda) LTD., ChipMOS TECHNOLOGIES INC. and Siliconware Precision Industries Co., Ltd.(7)

4.49	Registration Rights Agreement, dated March 27, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and Siliconware Precision Industries Co., Ltd.(7)

4.50	Share Exchange Agreement, dated as of April 12, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(9)

4.51	Assignment Agreement, dated April 12, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(8)

4.52	Form of Change In Control Severance Agreement.(9)

4.53	Southern Taiwan Science Park Administration Land Lease Agreement, dated June 1, 2007, between Southern Taiwan Science Park Administration and ChipMOS TECHNOLOGIES INC. (English Translation)(9)

4.54	Second Amendment to Assembly and Test Service Agreement, dated July 16, 2007, by and between Spansion LLC and ChipMOS TECHNOLOGIES INC.(9)

4.55	Service Agreement for Integrated Circuit Products, dated July 17, 2007, by and between ProMOS Technologies Inc. and ChipMOS TECHNOLOGIES INC. (English Translation)(9)

4.56	Registration Rights Agreement, dated August 8, 2007, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Giant Haven Investment Limited, ProMOS Technologies Inc. and Powertech Technology Inc.(9)

4.57	Third Amendment to Assembly and Test Services Agreement, dated November 30, 2007, by and between Spansion LLC and ChipMOS TECHNOLOGIES INC.(9)

4.58	Science Park Administration Land Lease Agreement, dated December 1, 2007, between Science Park Administration and ChipMOS TECHNOLOGIES INC. (English Translation)(9)

4.59	Lease Agreement, dated April 2, 2008, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(9)

4.60	Master Lease Agreement and Addendums to the Master Lease Agreement, dated November 9, 2009, between ChipMOS TECHNOLOGIES INC. and GE Money Taiwan Limited.(11)

4.61	Transfer of Claim Agreement, dated January 25, 2010, between ChipMOS TECHNOLOGIES INC. and Citigroup Financial Products Inc.(11)

4.62	Share Purchase Agreement, dated February 26, 2010, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and Siliconware Precision Industries Co., Ltd.(11)

4.63	Equipment Purchase Agreement, dated February 26, 2010, between ChipMOS TECHNOLOGIES INC. and Siliconware Precision Industries Co., Ltd.(11)

4.64	Assignment and Assumption Agreement, effective on April 22, 2011 between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ThaiLin Semiconductor Corp. (12)

Exhibits	Description

4.65	Syndicated Loan Agreement, dated July 14, 2011, between ChipMOS TECHNOLOGIES INC. and Taiwan Cooperative Bank, Bank of Taiwan and Land Bank of Taiwan as the lead Arrangers. (13)

4.66	Underwriting Agreement, dated October 26, 2012, between the Company, ThaiLin, Siliconware Precision, Cowen and Company, LLC and Craig-Hallum Capital Group LLC.(14)

8.1	List of principal subsidiaries of ChipMOS TECHNOLOGIES (Bermuda) LTD.

11.1	Code of Business Conduct and Ethics.(4)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

15.1	Consent of independent registered public accounting firm.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-13218), filed on February 28, 2001.
(2)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2002.
(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 30, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2004.
(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 29, 2005.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-130230), filed on December 9, 2005.
(7)	Incorporated by reference to Schedule 13D filed with the United States Securities and Exchange Commission by Siliconware Precision Industries Co., Ltd. on April 4, 2007.
(8)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 8 2007.
(9)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 6, 2008.
(10)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 4, 2009.
(11)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 4, 2010.
(12)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 3, 2011.
(13)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on April 26, 2012.
(14)	Incorporated by reference to our Interim Report on Form 6-K (File No. 0-31106), filed on October 26, 2012.

We have not included as exhibits certain instruments with respect to our debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and it has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei, Taiwan, Republic of China, on April 26, 2013.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

By:	/s/ Shih-Jye Cheng
Name:	Shih-Jye Cheng
Title:	Chairman and Chief Executive Officer

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ChipMOS TECHNOLOGIES (Bermuda) LTD.

We have audited the accompanying consolidated balance sheets of ChipMOS TECHNOLOGIES (Bermuda) LTD. and subsidiaries (collectively, the “Company”) (see Note 1) as of December 31, 2011 and 2012, and the related consolidated statements of operations, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012, all expressed in New Taiwan dollars. We have also audited the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

Report of Independent Registered Public Accounting Firm (continued)

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the Republic of China. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2012, and the determination of equity and financial position at December 31, 2011 and 2012, to the extent summarized in Note 24.

/s/ Moore Stephens

Certified Public Accountants

Hong Kong

March 14, 2013

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2011 and 2012 (Notes 1 and 16)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31,
	2011	2012
	NT$	NT$	US$
			(Note 3)
ASSETS
CURRENT ASSETS

Cash and cash equivalents	7,357,902	9,319,022	320,792
Restricted cash and cash equivalents (Note 19)	285,133	174,486	6,006
Notes receivable (Note 2)	5,710	4,959	171
Accounts receivable - net of allowance for doubtful receivables and sales return allowances of NT$121,143 in 2011 and NT$122,994 in 2012 (Notes 2 and 4)	3,666,507	3,992,219	137,426
Other receivables - net of allowance for doubtful receivables and sales return allowances of NT$64,783 in 2011 and NT$64,783 in 2012 (Notes 2 and 4)	73,179	149,824	5,157
Inventories - net (Notes 2 and 5)	1,533,866	1,687,889	58,103
Deferred income tax - net (Notes 2 and 17)	76,559	77,825	2,679
Prepaid expenses and other current assets	92,335	131,819	4,538

Total Current Assets	13,091,191	15,538,043	534,872

LONG-TERM INVESTMENTS (Notes 2 and 6)
Financial assets carried at cost	39,121	11,635	401

PROPERTY, PLANT AND EQUIPMENT - NET (Notes 2 and 19)
Cost
Land	452,738	452,738	15,585
Buildings and auxiliary equipment	9,095,376	9,335,221	321,350
Machinery and equipment	38,698,624	39,793,434	1,369,826
Furniture and fixtures	1,401,278	1,511,873	52,044
Transportation equipment	36,819	39,803	1,370
Tools	3,056,053	3,308,607	113,894
Leasehold improvements	2,310	2,216	76

Total cost	52,743,198	54,443,892	1,874,145
Accumulated depreciation (Note 7)	(37,910,331)	(41,632,218)	(1,433,123)
Accumulated impairment (Note 7)	(1,417,109)	(1,377,439)	(47,416)
Construction in progress and advance payments	480,290	673,742	23,192

Net Property, Plant and Equipment	13,896,048	12,107,977	416,798

INTANGIBLE ASSETS - NET (Notes 2 and 8)	100,498	178,890	6,158

OTHER ASSETS
Employee dormitory buildings - net of accumulated depreciation of NT$180,731 in 2011 and NT$200,135 in 2012 (Note 2)	248,429	221,115	7,612
Refundable deposits	21,364	21,070	725
Prepaid pension (Notes 2 and 15)	33,541	—	—
Deferred income tax – net (Notes 2 and 17)	600,351	503,582	17,335
Others (Note 2)	250,522	167,081	5,751

Total Other Assets	1,154,207	912,848	31,423

TOTAL ASSETS	28,281,065	28,749,393	989,652

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

December 31, 2011 and 2012 (Notes 1 and 16)

(In Thousands of New Taiwan and U.S. Dollars, Except Par Value)

	December 31,
	2011	2012
	NT$	NT$	US$
			(Note 3)
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Bank loans (Notes 9 and 19)	546,916	366,481	12,616
Current portion of long-term loans (Notes 13 and 19)	684,028	2,227,800	76,688
Deferred credit	2,383	2,291	79
Accounts payable	1,130,730	890,077	30,639
Other payables (Note 10)	1,081,530	1,008,409	34,713
Income tax payable (Note 2)	20,283	28,880	994
Payables to contractors and equipment suppliers	415,391	484,659	16,684
Accrued expenses and other current liabilities (Note 11)	830,903	766,994	26,403

Total Current Liabilities	4,712,164	5,775,591	198,816

LONG-TERM LIABILITIES
Long-term deferred revenue	95,304	89,350	3,076
Long-term loans (Notes 13 and 19)	8,484,300	6,739,927	232,011

Total Long-Term Liabilities	8,579,604	6,829,277	235,087

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 15)	4,250	172,969	5,954
Guarantee deposits	1,777	2,478	85

Total Other Liabilities	6,027	175,447	6,039

Total Liabilities	13,297,795	12,780,315	439,942

COMMITMENTS AND CONTINGENCIES (Note 20)

EQUITY (Notes 2 and 16)
Capital stock NT$1.169 (US$0.04) par value
Authorized 62,500 thousand common shares and 18,750 thousand preferred shares
Issued 33,366 thousand common shares (2011: 33,398 thousand common shares)
Outstanding 28,891 thousand common shares (2011: 26,924 thousand common shares)	39,041	39,013	1,343
Capital surplus	15,201,353	11,583,898	398,757
Retained earnings (accumulated losses)	(3,787,431)	531,794	18,306
Unrealized pension cost	—	(42,642)	(1,468)
Cumulative translation adjustments	433,902	416,896	14,351
Treasury stock	(924,781)	(635,741)	(21,884)

Total Shareholders’ Equity	10,962,084	11,893,218	409,405
Noncontrolling interests	4,021,186	4,075,860	140,305

Total Equity	14,983,270	15,969,078	549,710

TOTAL LIABILITIES AND EQUITY	28,281,065	28,749,393	989,652

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2010, 2011 and 2012 (Notes 1 and 16)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 3)
NET REVENUE (Notes 2, 18 and 23)
Related parties	2,033,342	379,009	—	—
Third parties	15,176,391	17,831,928	19,220,560	661,637

Total Net Revenues	17,209,733	18,210,937	19,220,560	661,637

COST OF REVENUE (Notes 23)
Related parties	2,408,321	446,609	—	—
Third parties	14,155,682	16,102,605	16,638,515	572,754

Total Cost of Revenue	16,564,003	16,549,214	16,638,515	572,754

GROSS PROFIT (LOSS)	645,730	1,661,723	2,582,045	88,883

OPERATING EXPENSES (Note 18)
Research and development (Note 2)	412,753	409,754	492,774	16,963
General and administrative	677,618	651,922	625,640	21,537
Sales and marketing (Notes 2 and 4)	64,382	66,538	78,385	2,698

Total Operating Expenses	1,154,753	1,128,214	1,196,799	41,198

INCOME (LOSS) FROM OPERATIONS	(509,023)	533,509	1,385,246	47,685

NON-OPERATING INCOME
Foreign exchange gain - net (Note 2)	—	129,721	—	—
Rental	12,648	9,605	7,136	246
Interest	15,861	23,772	31,822	1,095
Cash dividend from financial assets	9,194	—	—	—
Fair value gain on financial assets	3,918	—	—	—
Gain on disposal of property, plant and equipment (Note 2)	104,310	39,061	21,657	746
Gain on disposal of financial assets	15,819	1,254	4,262	147
Gain on partial disposal of a subsidiary	31,372	—	—	—
Gain on disposal of scrapped materials and tooling	66,167	47,446	57,659	1,985
Gain on disposal of patent	—	10,616	8,979	309
Claim received (Note 4)	2,118,490	—	—	—
Recovery of allowance for doubtful receivables (Notes 4 and 18)	2,716,880	—	—	—
Other	117,324	31,874	39,654	1,365

Total Non-Operating Income	5,211,983	293,349	171,169	5,893

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

For the Years Ended December 31, 2010, 2011 and 2012 (Notes 1 and 16)

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 3)
NON-OPERATING EXPENSES
Interest	683,486	309,286	227,765	7,840
Financing cost	39,613	99,436	800	28
Foreign exchange loss - net (Note 2)	292,567	—	248,288	8,547
Loss on disposal of property, plant and equipment (Note 2)	83,593	7,389	7,319	252
Impairment loss on long-term investments (Note 6)	9,429	—	27,486	946
Impairment loss on other assets	391,646	168,154	8,383	289
Loss on embedded derivative	260,654	57,188	—	—
Loss on partial disposal of a subsidiary	—	74,923	—	—
Loss on sale of receivables (Note 4)	1,067,791	—	—	—
Other	62,615	32,743	115,529	3,977

Total Non-Operating Expenses	2,891,394	749,119	635,570	21,879

INCOME BEFORE INCOME TAX AND NONCONTROLLING INTERESTS	1,811,566	77,739	920,845	31,699

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 17)	99,360	(45,506)	(131,497)	(4,527)

INCOME BEFORE NONCONTROLLING INTERESTS	1,910,926	32,233	789,348	27,172

NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(266,194)	(47,394)	(67,510)	(2,324)

NET INCOME (LOSS) ATTRIBUTABLE TO ChipMOS	1,644,732	(15,161)	721,838	24,848

EARNINGS (LOSS) PER SHARE - BASIC	68.61	(0.57)	26.27	0.90

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC	23,971	26,590	27,477	27,477

EARNINGS (LOSS) PER SHARE - DILUTED (Note 2)	67.38	(0.57)	25.50	0.88

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - DILUTED (Note 2)	26,806	26,590	28,305	28,305

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2010, 2011 and 2012 (Notes 1 and 16)

(In Thousands of New Taiwan Dollars, Except Number of Shares)

	CAPITAL STOCK		CAPITAL	DEFERRED	RETAINED EARNINGS (ACCUMULATED	UNREALIZED PENSION	CUMULATIVE TRANSLATION ADJUSTMENTS	TREASURY	NON- CONTROLLING	TOTAL
	Shares	Amount	SURPLUS	COMPENSATION	LOSSES)	COST	(Note 2)	STOCK	INTERESTS	EQUITY
	(Thousands)	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$

Balance, January 1, 2010	19,471	27,557	12,860,097	(8,692)	(5,417,002)	—	404,517	(81,715)	2,167,455	9,952,217
Exercise of stock option	19	23	1,427	—	—	—	—	—	—	1,450
Issue of option warrants	—	—	36,757	7,115	—	—	—	—	—	43,872
Net profit for 2010	—	—	—	—	1,644,732	—	—	—	266,194	1,910,926
Interest payment for convertible notes (“CN”)	290	879	75,236	—	—	—	—	(46,899)	—	29,216
CN conversion	5,935	7,549	1,070,459	—	—	—	—	—	—	1,078,008
Adjustment of equity method for long-term investments	—	—	(3,260)	—	—	—	—	—	—	(3,260)
Changes in noncontrolling interests	—	—	—	—	—	—	—	—	3,710	3,710
Partial disposal of a subsidiary	—	—	—	—	—	—	—	—	1,105,786	1,105,786
Translation adjustments	—	—	—	—	—	—	(78,466)	—	—	(78,466)

Balance, December 31, 2010	25,715	36,008	14,040,716	(1,577)	(3,772,270)	—	326,051	(128,614)	3,543,145	14,043,459
Exercise of stock option	96	111	15,871	—	—	—	—	—	—	15,982
Issue of option warrants	—	—	47,402	1,577	—	—	—	—	—	48,979
Net loss for 2011	—	—	—	—	(15,161)	—	—	—	47,394	32,233
Interest payment for CN	27	108	16,828	—	—	—	—	(11,528)	—	5,408
CN conversion	1,086	6,619	1,083,589	—	—	—	—	(784,639)	—	305,569
Adjustment of equity method for long-term investments	—	—	(6,619)	—	—	—	—	—	—	(6,619)
Changes in noncontrolling Interests	—	—	—	—	—	—	—	—	(132,806)	(132,806)
Partial disposal of a subsidiary	—	—	—	—	—	—	—	—	563,453	563,453
Reverse stock split	—	(3,805)	3,566	—	—	—	—	—	—	(239)
Translation adjustments	—	—	—	—	—	—	107,851	—	—	107,851

Balance, December 31, 2011	26,924	39,041	15,201,353	—	(3,787,431)	—	433,902	(924,781)	4,021,186	14,983,270

Exercise of stock option	668	792	122,077	—	—	—	—	—	—	122,869
Issue of option warrants	—	—	65,795	—	—	—	—	—	—	65,795
Net profit for 2012	—	—	—	—	721,838	—	—	—	67,510	789,348
Cash dividend of US$0.14 (NT$4.067) per share	—	—	—	—	(117,521)	—	—	—	—	(117,521)
Disposal of the Company’s shares by a subsidiary	2,000	—	244,188	—	—	—	—	284,108	—	528,296
Adjustment of equity method for long-term investments	—	—	(27,811)	—	(1,781)	—	—	4,932	—	(24,660)
Changes in noncontrolling interests	—	—	—	—	—	—	—	—	(12,836)	(12,836)
Unrealized pension cost	—	—	—	—	—	(42,642)	—	—	—	(42,642)
Transfer of capital surplus to retained earnings	—	—	(3,787,431)	—	3,787,431	—	—	—	—	—
Repurchase of shares	(701)	(820)	(234,273)	—	(70,742)	—	—	—	—	(305,835)
Translation adjustments	—	—	—	—	—	—	(17,006)	—	—	(17,006)

Balance, December 31, 2012	28,891	39,013	11,583,898	—	531,794	(42,642)	416,896	(635,741)	4,075,860	15,969,078

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2010, 2011 and 2012 (Notes 1 and 16)

(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) attributable to ChipMOS	1,644,732	(15,161)	721,838	24,848
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	6,132,868	5,513,554	4,571,608	157,370
Amortization of intangible and other assets	148,761	164,050	60,271	2,075
Amortization of discount of convertible notes	11,762	1,298	—	—
Interest payment from conversion of CN	276,891	39,780	—	—
Allowance for doubtful receivables	73,882	1,566	4,307	148
Recovery of allowance for doubtful receivables	(2,718,171)	(69,205)	(2,452)	(84)
Deferred compensation	43,872	48,979	65,795	2,265
Gain on disposal of property, plant and equipment - net	(20,717)	(31,672)	(14,338)	(494)
Gain on disposal of financial assets	(15,819)	(1,254)	(4,262)	(147)
Loss (gain) on partial disposal of a subsidiary	(31,372)	74,923	—	—
Loss on embedded derivative	260,654	57,188	—	—
Impairment loss on long-term investments	9,429	—	27,486	946
Impairment loss on other assets	391,646	168,154	8,383	289
Fair value gain on financial assets	(3,918)	—	—	—
Accrued pension cost	(7,044)	(6,131)	66,994	2,306
Deferred income tax - net	(126,966)	19,732	95,503	3,288
Noncontrolling interests	266,194	47,394	67,510	2,324
Changes in operating assets and liabilities
Financial assets at fair value through profit and loss	124,813	4,253	4,262	147
Notes receivable	13,950	8,270	751	26
Accounts receivable	1,563,610	(693,101)	(335,851)	(11,561)
Other receivables	383,356	119,243	(85,283)	(2,936)
Inventories	(423,180)	(58,712)	(158,523)	(5,457)
Prepaid expenses and other current assets	60,565	132,673	(40,624)	(1,398)
Other assets	61	(2,002)	28,351	976
Accounts payable	(43,357)	433,196	(233,238)	(8,029)
Other payables	202,253	160,974	(71,701)	(2,468)
Income tax payable	(858)	1,483	8,597	296
Accrued expenses and other liabilities	473,312	(219,175)	(47,802)	(1,647)
Deferred credit	(2,304)	(2,257)	(2,324)	(80)

Net Cash Provided by Operating Activities	8,688,905	5,898,040	4,735,258	163,003

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in restricted cash and cash equivalents	(303,637)	262,313	110,410	3,801
Proceeds from sales of property, plant and equipment	899,076	314,502	37,884	1,304
Proceeds from sales of long-term investment	10,953	—	—	—
Proceeds from redemption of held-to-maturity financial assets and financial assets with no active market	300,000	—	—	—
Proceeds from sales of employee dormitory buildings and other assets	—	6,814	4,063	140
Proceeds from partial disposal of a subsidiary	1,133,049	486,859	—	—
Acquisitions of:				—
Long-term investment	—	(28,584)	—	—
Property, plant and equipment	(4,467,696)	(4,150,898)	(2,706,326)	(93,161)
Deferred assets	(17,913)	(139,692)	(39,500)	(1,360)
Employee dormitory building and other assets	(11,102)	(962)	(1,743)	(60)
Decrease (increase) in refundable deposits	3,102	(1,070)	296	10

Net Cash Used in Investing Activities	(2,454,168)	(3,250,718)	(2,594,916)	(89,326)

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

For the Years Ended December 31, 2010, 2011 and 2012 (Notes 1 and 16)

(In Thousands of New Taiwan and U.S. Dollars)

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
				(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on:
Bank loans	(868,668)	(947,734)	(180,424)	(6,211)
Long-term loans	(2,227,389)	(1,397,543)	(197,792)	(6,809)
Cash dividend	—	—	(117,521)	(4,045)
Repurchase of shares	—	—	(305,835)	(10,528)
Reverse stock split	—	(239)	—	—
Proceeds from:
Treasury stock	—	—	528,296	18,186
Convertible notes	131,085	—	—	—
Issuance of capital stock	1,450	15,982	122,869	4,230
Changes in noncontrolling interests	3,710	(132,806)	(12,836)	(442)
Increase (decrease) in guarantee deposits	323	(2,212)	556	19

Net Cash used in Financing Activities	(2,959,489)	(2,464,552)	(162,687)	(5,600)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(16,811)	31,867	(16,535)	(569)

Net increase in cash and cash equivalents	3,258,437	214,637	1,961,120	67,508

Cash and cash equivalents, beginning of the year	3,884,828	7,143,265	7,357,902	253,284

Cash and cash equivalents, end of the year	7,143,265	7,357,902	9,319,022	320,792

SUPPLEMENTAL INFORMATION
Income tax paid	27,651	24,931	28,846	993

Interest paid	383,581	289,693	228,486	7,865

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	4,925,739	684,028	2,227,800	76,688
Interest payment for CN in shares	296,180	42,371	—	—

PARTIAL CASH PAID FOR INVESTING ACTIVITIES
Cash paid for acquisition of property, plant and equipment
Total acquisitions	4,237,278	2,319,283	2,776,648	95,582
Decrease (increase) in payables to contractors and equipment suppliers	230,418	1,831,615	(70,322)	(2,421)

	4,467,696	4,150,898	2,706,326	93,161

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS

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

On January 21, 2011, the Company’s shareholders approved a one-for-four share combination of its common stock which became effective on January 21, 2011. As a result of this reverse stock split, every four shares of the Company’s common stock that were issued and outstanding as of January 21, 2011 were automatically combined into one issued and outstanding share with par value change from US$0.01 to US$0.04 per share, and the number of authorized but unissued shares of the Company’s common stock was proportionally reduced. A proportionate adjustment was also made to the Company’s outstanding stock options and convertible notes. No fractional shares were issued in connection with this reverse stock split, but rather shareholders who were entitled to fractional shares received cash in aggregate of NT$239 thousand in lieu of receiving fractional shares.

As of December 31, 2012, ChipMOS Bermuda was 13.41% (2011: 19.38%) owned by ThaiLin Semiconductor Corp. (ThaiLin).

As of December 31, 2012, ChipMOS Bermuda owned 84.22% (2011: 84.22%) of the outstanding common shares of ChipMOS TECHNOLOGIES INC. (ChipMOS Taiwan).

1.	ORGANIZATION AND BUSINESS (continued)

ChipMOS Taiwan was incorporated in Taiwan on July 28, 1997 as a joint venture company between Mosel Vitelic Inc. (MVI) and Siliconware Precision Industries Co. Ltd. (SPIL). Its operations consist of testing and assembly of semiconductors. In connection with a corporate restructuring on January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of ChipMOS Taiwan executed a Purchase and Subscription Agreement whereby they transferred their shares of ChipMOS Taiwan to ChipMOS Bermuda in exchange for 14,585 thousand common shares in ChipMOS Bermuda. The selling shareholders, who previously held an aggregate of 70.25% of the entire outstanding common shares of ChipMOS Taiwan, thus became the holders of the entire outstanding common shares of ChipMOS Bermuda. Because 100% of the outstanding common shares of ChipMOS Bermuda were owned by former shareholders of ChipMOS Taiwan, the exchange of shares has been accounted for as a merger as if ChipMOS Bermuda was the acquirer. Equity and operations attributable to ChipMOS Taiwan shareholders not participating in the exchange offer were reflected as noncontrolling interests in the historical financial statements. In March 2007, ChipMOS Bermuda, ChipMOS Taiwan and SPIL completed a share purchase and subscription transaction whereby ChipMOS Bermuda purchased 100% of SPIL’s equity interest in ChipMOS Taiwan at US$0.75 per share. SPIL also subscribed to 3,043,749 newly issued common shares of ChipMOS Bermuda through a private placement of US$6.28 per share. After the transaction, ChipMOS Taiwan became a 99.14% subsidiary of ChipMOS Bermuda and SPIL owned 14.7% of ChipMOS Bermuda. In September 2007, another share exchange transaction was completed whereby ChipMOS Bermuda offered to exchange one share of ChipMOS Bermuda for 8.4 shares of ChipMOS Taiwan shares. The exchange was completed in September 2007 and ChipMOS Taiwan became a wholly-owned subsidiary of ChipMOS Bermuda. In February 2010, ChipMOS Bermuda entered into a Share Purchase Agreement with SPIL to sell to SPIL the holding of 133,000 thousand common shares of ChipMOS Taiwan for a consideration of NT$1,630,580 thousand. In January 2011, the transaction was completed. As of December 31, 2012, SPIL held a 15.78% (2011:15.78%) interest in ChipMOS Taiwan and ChipMOS Bermuda held an 84.22% (2011:84.22%) interest in ChipMOS Taiwan.

ThaiLin was incorporated on May 15, 1996 and is listed on the GreTai Securities Market in Taiwan. ThaiLin is engaged in wafer and semiconductor testing services. On December 31, 2002, ChipMOS Taiwan acquired an equity interest of 41.8% in ThaiLin. On December 1, 2003, ChipMOS Taiwan obtained controlling influence over ThaiLin’s decisions on its operations, personnel and financial policies. Therefore, ThaiLin has been consolidated into these financial statements from December 1, 2003 in spite of the fact that ChipMOS Taiwan holds an equity interest of less than 50% in ThaiLin. ChipMOS Bermuda consolidates ThaiLin in reliance on Rule 3A-02(a) under Regulation S-X which requires a company to consolidate an entity, notwithstanding the lack of majority ownership, if such consolidation is necessary to present fairly its financial position and results of operations because of the existence of a parent-subsidiary relationship by means other than record ownership of voting stock. This is consistent with the guidance in Financial Accounting Statement Board Accounting Standard Codification (FASB ASC) 810-10. ChipMOS Bermuda has a parent-subsidiary relationship with ThaiLin by indirect ownership and by means other than record ownership of voting stock. This relationship is based on ChipMOS Bermuda’s power to direct or cause the direction of the management and policies of ThaiLin. As of December 31, 2012, ChipMOS Taiwan held a 42.87% (2011: 42.87%) equity interest in ThaiLin.

ChipMOS U.S.A., Inc. (ChipMOS USA) was incorporated in the United States of America in October 1999. It engages in sales and customer services and all the expenses incurred from these activities are charged to current income. ChipMOS USA began generating revenue in 2001. As of December 31, 2012, ChipMOS Taiwan owned 100% of the outstanding shares of ChipMOS USA.

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

ChipMOS Bermuda acquired a 100% equity interest in Modern Mind on December 12, 2002, and then transferred it to Jesper Limited (Jesper) on December 31, 2002. In December 2002 and 2003, ChipMOS Bermuda acquired from Jesper and ChipMOS Taiwan, respectively, convertible notes issued by Modern Mind (MMT Notes) that are convertible into a controlling equity interest in Modern Mind if the repayment is not made when due. Prior to October 3, 2011, ChipMOS Bermuda consolidated Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai in reliance on Rule 3A-02(a) under Regulation S-X which requires a company to consolidate an entity, notwithstanding the lack of majority ownership, if such consolidation is necessary to present fairly its financial position and results of operations because of the existence of a parent-subsidiary relationship by means other than record ownership of voting stock. This is consistent with the guidance in FASB ASC 810-10. ChipMOS Bermuda had a parent-subsidiary relationship with Modern Mind by means other than record ownership of voting stock. This relationship was based on ChipMOS Bermuda’s power to direct or cause the direction of the management and policies of Modern Mind and ChipMOS Shanghai.

1.	ORGANIZATION AND BUSINESS (continued)

The parent-subsidiary relationship with and management and policies direction of Modern Mind and ChipMOS Shanghai was established through the MMT Notes. ChipMOS Bermuda has agreed to provide loans from time to time to Modern Mind pursuant to MMT Notes that can be converted into Modern Mind common shares at any time. Payment under the MMT Notes was fully and unconditionally guaranteed by Jesper and secured by a security interest in all outstanding equity interests in Modern Mind and ChipMOS Shanghai. Jesper had granted the Company an irrevocable option, exercisable at any time, to acquire all common shares of Modern Mind then owned by Jesper. These MMT Notes would represent, immediately after the conversion, almost 100% of the then outstanding common shares of Modern Mind. Accordingly, ChipMOS Bermuda was deemed to have a controlling interest in Modern Mind.

Under an assignment and assumption agreement signed on April 22, 2011, ChipMOS Bermuda agreed to sell the MMT Notes to ThaiLin for a purchase price of US$39,950 thousand. On October 3, 2011, the transaction was completed.

On October 3, 2011, ThaiLin converted the MMT notes into common shares of Modern Mind and purchased all of the remaining common shares of Modern Mind from Jesper. Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai, became wholly-owned subsidiaries of ThaiLin.

Since October 3, 2011 ChipMOS Bermuda’s interest in ChipMOS Shanghai was reduced to 36.11%.

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

The Company’s consolidated financial statements include for 2010, 2011 and 2012, the financial results of ChipMOS Taiwan and its subsidiaries, ThaiLin, ChipMOS USA, and Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai and ChipMOS HK up to liquidation in July 2011.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, accounts and other receivables.

At December 31, 2011 and 2012, the Company had credit risk exposure of uninsured cash in banks of NT$7,643,035 thousand and NT$9,493,508 thousand (US$326,798 thousand), respectively.

A substantial portion of revenue is earned from a small number of customers on credit and generally without any requirement of collateral.

The Company had two customers that had balances greater than ten percent of total notes and accounts receivable as of December 31, 2011 and 2012, respectively:

	December 31,
	2011	2012
Third party
Micron Technology, Inc. group (Micron)	18%	7%
Novatek Microelectronics Corp. (Novatek)	13%	18%
Winbond Electronics Corp. (Winbond)	6%	11%

Credit evaluation of each customer is performed and reserves for potential credit losses are maintained.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Notes and accounts receivable and other receivables

Notes and accounts receivable arise from the sales of goods or services. Receivables that do not arise from the sales of goods and services are classified as other receivables. Notes and accounts receivable and other receivables are initially recognized at fair value and carried at amortized cost using the effective interest method.

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

Pension and retirement costs

Defined benefit pension costs are recorded based on actuarial calculations. Provisions for pension costs are accrued based on actuarially determined amounts which include service cost, interest, amortization of unrecognized net transition obligation and expected return on pension assets. Unrecognized net transition obligation is amortized over the remaining service years of employees.

If additional accrued pension cost based on actuarial calculation is not in excess of the sum of the unamortized balance of prior service costs and unrecognized net transition obligation, deferred pension cost will be debited. Otherwise, the excess amount should be debited to unrecognized pension cost as a deduction in stockholders’ equity.

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

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax

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

The following table reconciles the denominator to calculate basic and diluted earnings (loss) per share:

	December 31,
	2010	2011	2012
	(in thousands)
Basic number of shares	23,971	26,590	27,477
Add: stock options	288	—	828
convertible notes	2,547	—	—

Diluted number of shares	26,806	26,590	28,305

The following table reconciles the numerator to calculate basic and diluted earnings per share:

	Year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Net income (loss) attributable to ChipMOS	1,644,732	(15,161)	721,838	24,848
Add: interest expense and other income/expenses (net of tax)	161,381	—	—	—

Income (loss) attributable to ChipMOS adjusted for the effects of assumed exercise of options and conversion of notes	1,806,113	(15,161)	721,838	24,848

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Operating Segments

The Company presents segment information in accordance with SFAS No. 41, “Operating Segments.” The statement requires identification and disclosure of operating segments on the basis of how the Company’s chief operating decision maker regularly reviews information in order to allocate resources and assess performance. The chief operating decision maker is identified as the Chairman of the Company.

3.	TRANSLATION INTO U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2012, which was NT$29.05 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	ALLOWANCE FOR DOUBTFUL RECEIVABLES AND SALES RETURN ALLOWANCES

The changes in the allowances are summarized as follows:

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Balance, beginning of year	2,936,930	262,094	185,926	6,400
Additions	73,882	1,566	4,307	148
Reversal	(2,718,181)	(69,205)	(2,452)	(84)
Write off	(30,537)	(8,529)	(4)	—

Balance, end of year	262,094	185,926	187,777	6,464

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

5.	INVENTORIES - NET

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Finished goods	107,137	75,410	2,596
Work in progress	218,871	196,362	6,760
Raw materials	1,328,441	1,473,977	50,739

	1,654,449	1,745,749	60,095
Less - allowance for losses	(120,583)	(57,860)	(1,992)

	1,533,866	1,687,889	58,103

The changes in the inventory valuation allowances are summarized as follows:

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Balance, beginning of year	200,064	64,734	120,583	4,151
Additions	3,107	58,917	3,455	119
Reversals	(138,437)	(3,068)	(66,178)	(2,278)

Balance, end of year	64,734	120,583	57,860	1,992

6.	LONG-TERM INVESTMENTS

	December 31,
	2011			2012
	Carrying Value	% of Ownership		Carrying Value		% of Ownership
	NT$			NT$	US$
	(in thousands, except percentage interests)
Cost method:
DigiMedia Technologies Co., Ltd. (DigiMedia Cayman)	198,666	11		—	—	—
Validity Sensors Inc.	19,956	—	(1)	19,956	687	—	(1)
CONNECTEC JAPAN Corporation (CTJ)	28,584	—	(2)	28,584	984	14
Tashee Golf & Country Club	10	—		10	—	—
Less: Accumulated impairment	(208,095)			(36,915)	(1,270)

	39,121			11,635	401

(1)	Less than 1%
(2)	Preferred shares

Digimedia Cayman was fully impaired since December 31, 2008 and the investment was derecognized in December 2012 as DigiMedia Cayman was de-registered.

During 2010 and 2012, impairment loss of NT$9,429 and NT$7,486 thousand were recognized, respectively, in respect of investment in Validity Sensors Inc.

In July 2011, ChipMOS Taiwan acquired 50 thousand preferred shares of CTJ for JPY 80,000 thousand (NT$28,584 thousand). In August 2012, ChipMOS Taiwan converted 50 thousand preferred shares into 56 thousand ordinary shares and held a 14% interest in CTJ. During 2012, impairment loss of NT$20,000 thousand was recognized in respect of investment in CTJ.

7.	PROPERTY, PLANT AND EQUIPMENT – NET

Accumulated depreciation consists of the following:

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Buildings and auxiliary equipment	3,265,533	3,595,760	123,778
Machinery and equipment	31,120,212	34,239,962	1,178,657
Furniture and fixtures	971,501	1,040,835	35,829
Transportation equipment	23,058	27,864	959
Tools	2,528,129	2,725,709	93,828
Leasehold improvements	1,898	2,088	72

	37,910,331	41,632,218	1,433,123

Accumulated impairment consists of the following:

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Buildings and auxiliary equipment	616,477	593,632	20,435
Machinery and equipment	430,395	429,116	14,772
Furniture and fixtures	224,332	214,462	7,382
Transportation equipment	1,092	1,051	36
Tools	144,813	139,178	4,791
Leasehold improvements	—	—	—

	1,417,109	1,377,439	47,416

As of December 31, 2012, certain of the above buildings and machinery were mortgaged as collateral for long-term loans (Notes 13 and 19).

8.	INTANGIBLE ASSETS – NET

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Land use rights
Cost	121,934	117,245	4,036
Accumulated amortization	(21,436)	(22,991)	(791)

Carrying value	100,498	94,254	3,245
Deferred pension cost	—	84,636	2,913

Total	100,498	178,890	6,158

The amortization charge of land use rights for 2012 amounted to NT$2,415 thousand (2011: NT$2,346 thousand, 2010: NT$2,399 thousand). The weighted average amortization period is 50 years (2011: 50 years). The estimated aggregate amortization charge for the five years ending December 31, 2013, 2014, 2015, 2016 and 2017 amounts to approximately NT$2,420 thousand each year. The land use rights were pledged as collateral for a credit facility (Note 19).

The weighted average amortization period of deferred pension cost is 13 years. The estimated aggregate amortization charge for the five years ending December 31, 2013, 2014, 2015, 2016 and 2017 amounts to approximately NT$6,494 thousand each year.

9.	BANK LOANS

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Unsecured loans:
Loans for import:
JPY195,310 thousand, repayable by January 2012, annual interest at 1.79281%	76,288	—	—
JPY141,600 thousand, repayable by February 2012, annual interest at 1.78541%	55,309	—	—
JPY551,656 thousand, repayable by January 2013, annual interest at 1.31% - 1.40%	—	185,577	6,388
JPY286,629 thousand, repayable by February 2013, annual interest at 1.40%	—	96,422	3,320
JPY249,038 thousand, repayable by March 2013, annual interest at 0.9514%	—	83,777	2,884

Loans for working capital:
NT$300,000 thousand, repayable by January 2012, annual interest at 1.5% - 1.976744%	300,000	—	—

Secured loans:

Loans for import:
JPY44,631 thousand, repayable by February 2012, annual interest at 2.2611%	17,433	—	—
JPY250,605 thousand, repayable by March 2012, annual interest at 2.2611%	97,886	—	—

Loans for import of machinery:
US$ 24 thousand, repayable by January 2013, annual interest rate (3.91% as of December 31, 2012)	—	705	24

	546,916	366,481	12,616

Unused credit lines of short-term bank loans, as of December 31, 2012, totaled approximately NT$1,465,619 thousand (US$50,452 thousand), which will expire from January 2013 to November 2013.

The weighted average interest rate for bank loans was 0.9475% per annum in 2012 (2011: 1.4326% per annum).

Certain short-term loans were secured by time deposits, buildings and land use rights (Note 19).

10.	OTHER PAYABLES – THIRD PARTIES

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Miscellaneous factory expenses	357,753	328,315	11,302
Others	723,777	680,094	23,411

	1,081,530	1,008,409	34,713

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Accrued bonus	431,361	481,214	16,565
Others	399,542	285,780	9,838

	830,903	766,994	26,403

12.	CONVERTIBLE NOTES AND DERIVATIVE LIABILITIES

Convertible notes due 2011 (CN due 2011)

On September 29, 2006, ChipMOS Bermuda issued US$100,000 thousand (NT$2,905,000 thousand) CN due 2011. The CN due 2011 bore interest at 3.375% per annum. The noteholders may convert any outstanding notes into common shares of ChipMOS Bermuda, initially at the conversion price of US$27.40, at any time during the period from the 41st day after the latest original issuance date of the notes to the close of business on the fifth business day before the stated maturity date, subject to prior repurchase or redemption. The conversion price will be subject to certain adjustments. No conversion took place during 2006 to 2010.

During 2007 and 2008, ChipMOS Bermuda repurchased US$1,000 thousand (NT$29,050 thousand) and US$18,075 thousand (NT$525,079 thousand) of CN due 2011, respectively.

The noteholders of CN due 2011 had an option to cause ChipMOS Bermuda to repurchase for cash all or a portion of the notes on September 29, 2008 at a repurchase price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest to, but excluding, the date of repurchase (put option). On September 29, 2008, ChipMOS Bermuda repurchased aggregate principal US$78,665 thousand (NT$2,285,218 thousand) pursuant to the put option offer. After September 29, 2008, noteholders may cause ChipMOS Bermuda to repurchase the CN due 2011 only upon the occurrence of certain fundamental changes.

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

On May 3, 2011 ChipMOS Bermuda redeemed the notes for cash at 100% of the principle amount at US$2,260 thousand (NT$65,653 thousand) plus accrued and unpaid interest at redemption date to the remaining noteholders.

Convertible notes due 2014 (CN due 2014)

On October 21, 2009, ChipMOS Bermuda completed an exchange transaction with a noteholder of convertible notes due 2009 in an aggregate principal amount of US$45,000 thousand for US$15,300 thousand (NT$444,465 thousand) in cash and US$15,750 thousand (NT$457,538 thousand) in new convertible notes of ChipMOS Bermuda due October 21, 2014. The CN due 2014 bore interest at 10% per annum (10%CN due 2014).

On December 29, 2009, ChipMOS Bermuda issued US$5,120 thousand (NT$148,736 thousand) CN due 2014 which bore interest at 8% per annum (8%CN due 2014). The terms of 8%CN due 2014 were the same as 10%CN due 2014 except the conversion price, coupon rate and the maturity date. The conversion price 8%CN due 2014 was US$5.00 per share and the coupon rate is 8%. The maturity date was December 29, 2014.

During 2010, a noteholder of 10%CN due 2014 converted all 10%CN due 2014 into 2,625 thousand common shares of the Company. In connection with the make-whole clause, the Company issued 1,956 thousand common shares to the noteholder as interest payment of US$6,872 thousand (NT$199,632 thousand).

During 2010, noteholders of 8%CN due 2014 converted US$2,000 thousand (NT$58,100 thousand) in aggregate principal amount into 400 thousand common shares of our Company. In connection with the make-whole clause, the Company issued 106 thousand common shares to the noteholders as interest payment of US$702 thousand (NT$20,393 thousand).

During 2011, noteholders of 8%CN due 2014 converted US$2,120 thousand (NT$61,586 thousand) in aggregate principal amount into 424 thousand common shares of our Company. In connection with the make-whole clause, the Company issued 78 thousand common shares to the noteholders as interest payment of US$610 thousand (NT$18,465 thousand).

On April 19, 2011, ChipMOS Bermuda executed Company Conversion of 8%CN due 2014 of US$1,000 thousand (NT$29,050 thousand) in aggregate principal amount into 200 thousand common shares of our Company. In connection with the make-whole clause, the Company issued 33 thousand common shares to the noteholders as interest payment of US$ 286 thousand (NT$8,308 thousand).

12.	CONVERTIBLE NOTES AND DERIVATIVE LIABILITIES (continued)

Convertible notes due 2015 (CN due 2015)

On March 8 and 16, 2010, ChipMOS Bermuda issued US$1,500 thousand (NT$43,575 thousand) and US$3,000 thousand (NT$87,150 thousand) CN due 2015, respectively, which bore interest at 8% per annum. The terms of CN due 2015 were the same as CN due 2014 except for the conversion price, coupon rate and maturity date. The conversion price of CN due 2015 was US$5.0 per share and the coupon rate was 8%. The maturity dates were March 8, 2015 and March 16, 2015, respectively.

In May 2010, noteholders of CN due 2015 converted US$3,000 thousand (NT$87,150 thousand) in aggregate principal amount into 600 thousand common shares of our Company. In connection with the make-whole clause, the Company issued 248 thousand common shares to the noteholders as interest payment of US$1,133 thousand (NT$32,914 thousand).

On April 19, 2011, ChipMOS Bermuda executed Company Conversion of 8%CN due 2015 of US$1,500 thousand (NT$43,575 thousand) in aggregate principal amount into 300 thousand common shares of our Company. In connection with the make-whole clause, the Company issued 51 thousand common shares to the noteholders as interest payment of US$ 452 thousand (NT$13,131 thousand).

Since April 2011, there were no outstanding convertible notes.

13.	LONG-TERM LOANS

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Syndicated bank loans collateralized by equipment, repayable quarterly from May 2007 to February 2012, interest at floating rate (2.315% as of December 31, 2011)	95,828	—	—
Bank loans collateralized by buildings, repayable quarterly from April 2011 to January 2015, interest at floating rate (1.92% as of December 31, 2011)	162,500	—	—
Syndicated bank loans collateralized by equipment, repayable semi-annually from January 2012 to July 2015, interest at floating rate (3.0421% and 2.7789% as of December 31, 2011 and 2012, respectively)	5,382,000	4,843,800	166,740
Syndicated bank loans collateralized by land and buildings, repayable semi-annually from January 2014 to July 2016, interest at floating rate (3.0421% and 2.7789% as of December 31, 2011 and 2012, respectively)	3,028,000	3,028,000	104,234
Bank loans collateralized by buildings, repayable quarterly from June 2013 to March 2018, interest at floating rate (1.92% as of December 31, 2011 and 2012)	500,000	500,000	17,212
Bank loans collateralized by buildings, repayable quarterly from February to November 2014, interest at floating rate (1.73% as of December 31, 2012)	—	400,000	13,769
Bank loans collateralized by buildings and land use right, repayable quarterly from June 2014 to March 2015, interest at floating rate (3.91% as of December 31, 2012)	—	174,241	5,998
Bank loans collateralized by equipment, repayable quarterly from July 2014 to April 2015, interest at floating rate (3.91% as of December 31, 2012)	—	21,686	746

	9,168,328	8,967,727	308,699
Less - current portion	(684,028)	(2,227,800)	(76,688)

	8,484,300	6,739,927	232,011

Unused credit lines of long-term bank loans as of December 31, 2012 totaled approximately US$2,453 thousand (NT$71,267 thousand).

13.	LONG-TERM LOANS (continued)

Under syndicated bank loans facility agreements, ChipMOS Taiwan and ThaiLin are required to maintain certain financial ratios. ChipMOS Taiwan was in compliance with the financial ratio requirements as of December 31, 2011 and 2012. ThaiLin was in compliance with the financial ratio requirements as of December 31, 2011. ThaiLin is not required to maintain any financial ratio as of December 31, 2012 as the syndicated bank loans were repaid during 2012.

As of December 31, 2012, certain land and buildings and machinery and land use right were mortgaged as collateral for the long-term loans (Note 19).

On November 18, 2010, a meeting was hosted by Bank of Taiwan, the largest bank creditor, to discuss ChipMOS Taiwan’s request for an extension of repayment for short-term loans of NT$1,467,571 thousand. Over 50% of the banks agreed by December 27, 2010 and the repayment of short-term loans was extended to December 31, 2012 but with quarterly repayment starting from March 31, 2011. The key extended repayment terms and conditions include: agreement by ChipMOS Taiwan to repay 20% of the outstanding short-term loans on December 31, 2010 and to repay the balance in eight installments by setting aside NT$50,000 thousand per month with Bank of Taiwan from January 2011 till December 2012.

In the same meeting, ChipMOS Taiwan also agreed to set aside NT$300,000 thousand per month for 2011, NT$270,000 thousand per month for 2012 and NT$150,000 thousand per month for 2013 with Bank of Taiwan for the long-term loan repayment.

On July 14, 2011, ChipMOS Taiwan signed a new syndicated loan facility of NT$8,410,000 thousand for a term of 5 years. This loan facility is primarily used for refinancing and repaying existing bank debts and equipment leases, which were fully repaid in July and August 2011.

On March 7, 2012, ChipMOS Shanghai obtained a bank loan facility of US$9,200 thousand for a term of 3 years. US$6,000 thousand of which can be drawn for materials and expenses payment, and US$3,200 thousand of which can be drawn for machine purchasing.

Future minimum principal payments under the long-term loans as of December 31, 2012 are as follows:

	Amount
	NT$	US$
	(in thousands)
2013	2,227,800	76,688
2014	2,861,724	98,510
2015	1,836,403	63,215
2016	1,916,800	65,983
After 2016	125,000	4,303

	8,967,727	308,699

14.	CAPITAL LEASES PAYABLE

ChipMOS Taiwan originally leased some equipment under operating leases. As part of the plan to remediate the financial difficulty at that time, ChipMOS Taiwan negotiated with the lessors and converted the leases of certain equipment into capital leases in November 2009. The capital leases originally mature from 2012 to 2013 and have buy-out options but they cannot be renewed, terminated or refunded.

The leased equipment and the corresponding capital leases payable were recorded at the lower of the fair value of the leased equipment and the present value of the minimum lease payments of such assets. The capital leases were repayable in quarterly installments and carried interest at floating rates of 4.0888% - 4.0973% as of December 31, 2010.

Under the capital leases, ChipMOS Taiwan was required to maintain certain financial ratios, starting from 2010.

In July 2011, ChipMOS Taiwan repaid the outstanding capital leases utilizing the new syndicated loan of NT$8,410,000 thousand (Note 13).

15.	PENSION PLAN

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

The employees of ChipMOS Shanghai are required to participate in a central pension scheme operated by the local municipal government. Contributions are made based on a percentage of the employees’ salaries and bonuses, if applicable, and are charged to the statement of operations as incurred.

Certain pension information is as follows:

a.	Net pension cost

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Service cost	1,325	1,189	839	29
Interest cost	12,292	11,833	13,092	451
Projected return on plan assets	(5,140)	(7,090)	(6,846)	(236)
Amortization	53	53	53	2
Curtailment loss	8,149	12,055	23,407	806
Net periodic benefit cost	—	—	23,157	797
Cost of settlement	—	—	36,009	1,239

	16,679	18,040	89,711	3,088

15.	PENSION PLAN (continued)

b.	Reconciliation of the fund status of the plan and accrued pension cost

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Actuarial present value of benefit obligations
Vested benefit obligation	486	14,020	151,118	5,202
Nonvested benefit obligation	304,253	334,180	334,397	11,511

Accumulated benefit obligation	304,739	348,200	485,515	16,713
Additional benefits based on future salaries	359,728	297,355	287,414	9,894

Projected benefit obligation	664,467	645,555	772,929	26,607
Plan assets at fair value	(343,823)	(371,452)	(313,160)	(10,780)

Projected benefit obligation in excess of plan assets	320,644	274,103	459,769	15,827
Unrecognized net transition obligation	(398)	(345)	(262)	(9)
Unrecognized prior service cost	4,205	3,999	(84,425)	(2,906)
Unrecognized net gain	(347,611)	(307,048)	(337,380)	(11,614)
Additional pension liability	—	—	135,267	4,656

Accrued (prepaid) pension	(23,160)	(29,291)	172,969	5,954

c.	Actuarial assumptions

	2010	2011	2012
Discount rate used in determining present values	1.88%	1.88%	1.63%
Future salary increase rate	4.25%	3.50%	3.00%
Expected rate of return on plan assets	2.00%	2.00%	1.88%

d.	Changes in pension fund

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Company contributions	23,844	24,172	22,717	782

Payment of benefits	—	649	84,255	2,900

16.	SHAREHOLDERS’ EQUITY

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

The aforementioned appropriation for legal reserve shall be made until the reserve equals the aggregate par value of ChipMOS Taiwan’s and ThaiLin’s outstanding capital stock. The reserve can only be used to offset a deficit, or when its balance has reached 25% of the aggregate par value of the outstanding capital stock of ChipMOS Taiwan and ThaiLin, and up to 25% thereof can be distributed as stock dividends or cash dividends after approval in shareholders’ meeting.

16.	SHAREHOLDERS’ EQUITY (continued)

Stock Options

The Share Option plan provides that the directors, officers, employees and consultants of ChipMOS Bermuda and its affiliates may be granted options to purchase common shares of ChipMOS Bermuda at specified exercise prices.

The following table summarizes information about stock options outstanding at December 31, 2012.

Year of Grant	Exercise Price	Number Outstanding	Market Price at Grant	Market Price at Year End	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after
	US$		US$	US$
2006	19.244 ~ 22.882	60,750	22.64 ~ 26.92	11.6027	13,500 August 2006	13,500 August ~ December 2007	11,250 August ~ December 2008	11,250 August ~ December 2009	11,250 August ~ December 2010
2007	14.552 ~ 25.908	290,586	17.12 ~ 30.48	11.6027	13,500 August 2007	69,232 January ~ December 2008	69,216 January ~ December 2009	69,362 January ~ December 2010	69,276 January ~ December 2011
2008	0.748 ~ 11.9	223,950	0.88 ~ 14.00	11.6027	12,500 August ~ November 2008	36,398 January ~ December 2009	36,512 January ~ December 2010	38,720 January ~ December 2011	99,820 January ~ December 2012
2009	0.8528 ~ 2.55	209,569	1.0032 ~ 3.00	11.6027	20,506 August ~ November 2009	23,291 January ~ November 2010	24,418 January ~ November 2011	52,251 January ~ November 2012	89,103 January ~ November 2013
2010	2.448 ~ 5.474	141,121	2.88 ~6.44	11.6027	18,750 August 2010	27,557 January~ September 2011	27,663 January~ August 2012	33,576 January~ August 2013	33,575 January~ August 2014
2011	4.59 ~6.222	581,896	5.4 ~7.32	11.6027	37,500 August 2011	94,121 March~ September 2012	150,097 March~ September 2013	150,090 March~ September 2014	150,088 March~ September 2015
2012	11.1095 ~11.1435	197,676	13.07 ~13.11	11.6027		77,544 February~ August 2013	40,044 February~ August 2014	40,044 February~ August 2015	40,044 February~ August 2016

		1,705,548

NT$486,142 thousand (US$16,735 thousand) of compensation expense has been recognized with NT$65,992 thousand (US$2,272 thousand) (2011: NT$49,055 thousand) being accounted for through the statement of operations. The Company issued 204,316 (2011: 692,624) stock options in 2012 to its employees. In 2012, 103,426 (2011: 148,403) stock options were forfeited, 289,268 (2011: nil) stock options were expired and 668,246 (2011: 96,103) stock options were exercised, leaving 1,705,548 (2011: 2,562,172) stock options outstanding at December 31, 2012.

16.	SHAREHOLDERS’ EQUITY (continued)

Share Appreciation Rights

The share appreciation rights plan provides that the directors, officers and employees of ChipMOS Bermuda and its affiliates may be granted cash-settled share appreciation rights.

The following table summarizes information about share appreciation rights outstanding at December 31, 2012.

Year of Grant	Exercise Price	Number Outstanding	Market Price at Grant	Market Price at Year End	Number Exercisable on Or after	Number Exercisable on or after	Number Exercisable on or after	Number Exercisable on or after
	US$		US$	US$
2007	14.552 ~ 25.908	59,625	17.12 ~ 30.48	11.6027	14,943 January ~ December 2008	14,943 January ~ December 2009	14,870 January ~ December 2010	14,869 January ~ December 2011
2008	0.748 ~ 11.9	27,048	0.88 ~ 14.00	11.6027	4,593 January ~ December 2009	4,667 January ~ December 2010	4,873 January ~ December 2011	12,915 January ~ December 2012
2009	0.884 ~ 2.55	103,248	1.04 ~ 3.00	11.6027	4,792 January ~ August 2010	5,954 January ~ August 2011	32,843 January ~ August 2012	59,659 January ~ August 2013
2010	2.448 ~ 3.06	8,325	2.88 ~ 3.6	11.6027	376 March ~ August 2011	1,583 March ~ August 2012	3,189 March ~ August 2013	3,177 March ~ August 2014
2011	5.151 ~6.222	401,142	6.06 ~ 7.32	11.6027	66,491 March ~ August 2012	111,566 March ~ August 2013	111,546 March ~ August 2014	111,539 March ~ August 2015
2012	11.1095 ~11.1435	41,460	13.07 ~13.11	11.6027	10,366 February ~ August 2013	10,366 February ~ August 2014	10,364 February ~ August 2015	10,364 February ~ August 2016

		640,848

During the year, 43,660 (2011:525,885) rights were granted, 67,375 (2011: 70,621) rights were forfeited, 154,106 (2011: nil) rights were expired and 231,270 (2011: 32,832) rights were exercised. As of December 31, 2012, there were 640,848 (2011:1,049,939) share appreciation rights outstanding.

The Company recognized compensation expense of NT$115,773 thousand (US$3,985 thousand) (2011: NT$3,009 thousand) in respect of share appreciation rights at fair value.

17.	INCOME TAX EXPENSE / (BENEFIT)

a.	A reconciliation of income tax expense – current before tax credits and income tax expense on income (loss) before income tax at statutory rates is shown below:

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Tax on pretax income (loss) at 0%	—	—	—	—
Tax on pretax income (loss) at applicable statutory rates	538,998	82,840	221,244	7,616
Tax effect:
Losses carried forward	(61,646)	(113,727)	(133,497)	(4,595)
Permanent differences	(183,426)	(37,848)	(43,556)	(1,499)
Temporary differences	(256,756)	112,875	12,799	440

Income tax expense - current before tax credits	37,170	44,140	56,990	1,962

The ROC statutory rates for 2010, 2011 and 2012 were 17%.

The PRC statutory rates for 2010, 2011 and 2012 were 25%.

b.	Income tax expense consists of:

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Income tax expense - current before tax credits	37,170	44,140	56,990	1,962
Additional 10% on the unappropriated earnings	—	164,073	32,570	1,121
Income tax credits	(9,445)	(179,823)	(53,568)	(1,844)

Income tax for the current year	27,725	28,390	35,992	1,239
Net change in deferred income tax assets (liabilities) for the year
Tax credits	515,421	302,966	77,616	2,672
Temporary differences	289,610	(104,406)	(11,704)	(403)
Losses (recognized) utilized	82,057	218,845	253,976	8,743
Valuation allowances	(1,124,766)	(397,672)	(224,384)	(7,724)
Deferred tax effect of change in tax rate	80,935	—	—	—
Adjustment of prior years’ taxes	29,658	(2,617)	1	—

Income tax expense (benefit)	(99,360)	45,506	131,497	4,527

Since the Company is an exempted company incorporated in Bermuda, a tax-free country, tax on pretax income is calculated at the Bermuda statutory rate of 0% for each year.

17.	INCOME TAX EXPENSE (BENEFIT) (continued)

c.	Deferred income tax assets and liabilities are summarized as follows:

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Net current deferred income tax assets:
Unrealized foreign exchange losses	2,085	(103)	(4)
Tax credits	76,280	26,753	921
Losses carried forward	122,931	136,351	4,694
Loss of market price decline and obsolete and slow-moving inventories	19,413	8,183	282
Unrealized loss on sale allowances	20,167	20,899	719
Allowance for doubtful receivables	11,013	11,013	379
Others	132,520	133,895	4,610

	384,409	336,991	11,601
Less: Valuation allowances	(307,850)	(259,166)	(8,922)

	76,559	77,825	2,679

Net non-current deferred income tax assets:
Losses carried forward	877,269	593,013	20,413
Tax credits	70,421	42,332	1,457
Depreciation differences	(57,903)	(43,724)	(1,505)
Unrealized impairment loss on idle property, plant and equipment	10,497	10,505	362
Others	216,738	228,028	7,850

	1,117,022	830,154	28,577
Less: Valuation allowances	(516,671)	(326,572)	(11,242)

	600,351	503,582	17,335

The deferred income tax components measured at respective applicable statutory rates as of December 31, 2011 and 2012 were 17%, respectively for ChipMOS Taiwan and ThaiLin and 25% for ChipMOS Shanghai.

d.	The balance and year of expiry of unused investment tax credits and losses carried forward as of December 31, 2012 are as follows:

	R & D expenditures	Machinery and equipment	Losses carried forward
	NT$	NT$	NT$
Year of expiry	(in thousands)
2013	15,333	11,420	136,351
2014	—	34,027	98,908
2015	—	8,305	49,091
2016	—	—	41,718
2017	—	—	54,620
2019	—	—	348,676

	15,333	53,752	729,364

The deferred tax assets relate to investment tax credits on research and development expenditure and purchases of machinery and equipment which will expire from 2013 to 2015. Under ROC tax regulations, tax credits can be utilized to reduce current income tax obligations only to the extent of 50% of such income tax obligations except in the year when such tax credits will expire, in which case, the entire amount of expiring tax credits may be utilized to reduce the current income tax obligation. The foregoing limitation on the utilization of tax credits, the expiry dates of the tax credits, the level of tax credits expected to be generated from future operations led management to conclude that it is unlikely that these investment tax credits will be fully realized. Losses carried forward can be used to deduct current income tax obligations up to the extent of taxable income and will expire after ten years if not fully utilized by the Company. Accordingly, a valuation allowance on deferred tax assets is recognized as of December 31, 2011 and 2012.

The losses carried forward of ChipMOS Shanghai will expire after five years.

17.	INCOME TAX EXPENSE (BENEFIT) (continued)

e.	According to ROC tax law, ChipMOS Taiwan’s and ThaiLin’s unappropriated earnings generated in 1998 and thereafter are subject to a tax of 10% in the year when the shareholders resolve that such earnings shall be retained. The retained earnings as of December 31, 2011 and 2012 consist of:

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Before 1998	—	—	—
1998 and thereafter	1,925,365	3,214,358	110,649

	1,925,365	3,214,358	110,649

The income tax returns of ChipMOS Taiwan and ThaiLin through 2010 have been assessed by the tax authorities.

18.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:

a.	MVI: A major shareholder. (Note 1)

b.	DenMOS Technology Inc. (DenMOS): An investee of MVI. (Note 1)

c.	ProMOS: An investee of MVI. (Note 1)

d.	SPIL: A major shareholder. (Note 2)

Note 1:	Since April 1, 2011, MVI’s interest in ChipMOS Bermuda was reduced to below 10%. Accordingly MVI, ProMOS and DenMOS were not considered related parties of the Company. The transactions with these parties were disclosed till the end of March 2011 as related party transactions.

Note 2:	In March 2011, SPIL’s holding in ChipMOS Bermuda decreased to below 10% and SPIL was no longer regarded a major shareholder of ChipMOS Bermuda. From April 1, 2011 onwards, SPIL was not considered a related party of the Company. The transactions with SPIL were disclosed till the end of March 2011 as related party transactions.

The significant transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
During the year
Revenue
ProMOS	2,033,342	379,009	—	—

	2,033,342	379,009	—	—

Other expenses
MVI	148	25	—	—
SPIL	766	—	—	—

	914	25	—	—

Other revenue
ProMOS	412	98	—	—

18.	RELATED PARTY TRANSACTIONS (continued)

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

On December 29, 2009, a director of the Company purchased US$1,000 thousand (NT$29,050 thousand) 8%CN due 2014 (Note 12). On April 19, 2011, the 8%CN due 2014 issued to the director was converted into 200 thousand common shares of the Company. In connection with the make-whole clause, the Company issued 33 thousand common shares to the director as interest payment of US$286 thousand (NT$8,308 thousand).

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

In February 2010, ChipMOS Taiwan entered into an Equipment Purchase Agreement with SPIL to purchase SPIL’s DRAM test and LCD driver assembly and test operation lines with purchase price of approximately NT$1,630,580 thousand. Under the terms and conditions of the Equipment Purchase Agreement, ChipMOS Taiwan will pay the purchase price in four installments to SPIL with the final installment scheduled to be paid on or before March 31, 2011. The transaction was early completed in January 2011.

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

The Company provided certain assets as collateral mainly for short and long-term bank loans, capital leases and customs duty guarantee, which were as follows:

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Restricted cash and cash equivalent	285,133	174,486	6,006
Land	452,738	452,738	15,585
Buildings	5,474,164	5,118,313	176,190
Machinery and equipments	5,150,540	2,119,435	72,958
Land use right	100,498	94,254	3,245

	11,463,073	7,959,226	273,984

20.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

a.	As of December 31, 2012, ChipMOS Taiwan leased parcels of land from the Hsinchu and Southern Taiwan Science Park under several agreements expiring on various dates from 2017 to 2032, with renewal options.

The future minimum lease payments under the above-mentioned leases as of December 31, 2012 are as follows:

Year	Amount
	NT$	US$
	(in thousands)
2013	27,370	942
2014	27,370	942
2015	27,370	942
2016	27,370	942
Thereafter	140,955	4,852

Total minimum lease payments	250,435	8,620

b.	As of December 31, 2012, ChipMOS USA leased its office under an agreement expiring in 2015. The future minimum lease payments as of December 31, 2012 are as follow:

Year	Amount
	NT$	US$
	(in thousands)
2013	2,935	101
2014	2,845	98
2015	2,930	101

Total minimum lease payments	8,710	300

c.	As of December 31, 2012, ChipMOS Taiwan had capital commitments in relation to purchase of plant and machinery in the amount of NT$786,804 thousand (US$27,084 thousand).

d.	As of December 31, 2012, ThaiLin had capital commitments in relation to purchase of plant and machinery in the amount of NT$101,396 thousand (US$3,490 thousand).

e.	As of December 31, 2012, ChipMOS Shanghai had capital commitments in relation to purchase of plant and machinery in the amount of NT$30,268 thousand (US$1,042 thousand).

20.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES (continued)

f.	On April 1, 1999, Motorola, Inc. (“Motorola”) and ChipMOS Taiwan entered into an immunity agreement (the “Agreement”), that each party covenanted not to sue each other for the use of certain Ball Grid Array (“BGA”) patents pursuant to the Agreement. In December 2004, Motorola spun off its semiconductor division and thereby formed Freescale Semiconductor, Inc. (“Freescale”). Subsequently, Freescale assumed Motorola’s rights and obligations under the Agreement. On October 16, 2006, Freescale unilaterally terminated the Agreement, alleging ChipMOS Taiwan breach of the Agreement. Under the Agreement, ChipMOS Taiwan agreed to pay running royalties for its manufacturing of certain BGA packages covered by Motorola (now Freescale) patents pursuant to the Agreement. As such, ChipMOS Taiwan argued Freescale’s unilateral termination of the Agreement has no legal effect. ChipMOS Taiwan has continued to accrue royalty payments for products it believes are covered by the Agreement. The payments previously returned by Freescale and accrued by ChipMOS Taiwan have been deposited in a separate escrow account. On July 13, 2009, Freescale alleged that ChipMOS Taiwan breached the Agreement by failing to pay royalties on certain BGA packages assembled by ChipMOS Taiwan. Freescale claims that such packages are covered by one or more Freescale patents identified in the Agreement while ChipMOS Taiwan contends that such packages are not covered by any of Freescale’s patents in the Agreement. ChipMOS Taiwan filed an answer to deny all allegations and also filed counterclaims against Freescale alleging Freescale engaged in patent misuse by seeking to obtain royalties on certain of ChipMOS Taiwan’s BGA products that were not covered by any Freescale patent included under the Agreement, and for declaratory judgement of patent non-infringement and invalidity. In response, on December 11, 2009, Freescale filed a motion to dismiss the declaratory judgment counterclaims filed by ChipMOS Taiwan and to stay all other patent related claims and issues until its breach of contract claims could be decided. A Summary Judgment granting in part and denying in part the motions of both Freescale and ChipMOS Taiwan was given by court on July 29, 2010. The above order finds that the Agreement constituted a “Total Sales Royalty” agreement, however, Freescale’s motion was partly denied for patent misuse. A mediation was held by both parties on October 28, 2010, but was unsuccessful. The fact discovery process regarding patent misuse issue closed in late April 2011. The expert discovery process regarding patent misuse issue closed in the middle of June 2011. An Order granting Freescale’s motion for partial summary judgment and denying ChipMOS Taiwan’s cross-motion for partial judgment was given on September 8, 2011. An Order granting in part and denying in part ChipMOS’ Motion for Reconsideration was given on March 30, 2012. The Court reinstated ChipMOS’ claims for patent misuse and its affirmative defenses for patent exhausted, mutual mistake and license. Freescale refiled its motions to strike ChipMOS’ jury demand and for summary judgment on ChipMOS’ affirmative defenses of exhaustion, mutual mistake and license. The Court has granted those motions on January 24, 2013 and ChipMOS is in the process filing a motion for reconsideration of those rulings. No hearing date has been set for the motion for reconsideration. The Company’s counsel has not formed any opinion as to the outcome of the case. The Company considers that an unfavorable outcome for this matter is remote.

20.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES (continued)

g.	On April 20, 1999, ChipMOS Taiwan entered into a semiconductor packaging technology license agreement with Tessera Technologies, Inc. (Tessera). In February 2006, ChipMOS Taiwan and ChipMOS USA received notice of a patent infringement lawsuit brought by Tessera, alleging infringement of several Tessera patents and breach of an existing license agreement with ChipMOS Taiwan. The fact discovery has been stayed in accordance with a Northern District of California Court order issued on May 24, 2007. On April 21, 2008, Tessera requested that the International Trade Commission (ITC) investigate ChipMOS Bermuda, ChipMOS Taiwan and ChipMOS USA (collectively referred to as the Companies) on the basis of alleged violations of Section 337 of the Tariff Act of 1930. In its request for investigation (“ITC-649 Investigation”), Tessera alleged that the Companies infringed certain patents among which are three that were the subject of the stayed litigation in the Northern District of California. Tessera also requested that the ITC issue an exclusion order to enjoin the importation of accused products into the United States. On September 30, 2008, Judge of Northern District of California Court (“Judge”) granted a motion to extend the hearing date from March 16 to March 24, 2009 and target date from August 28 to November 2, 2009. On February 10, 2009, the Judge ordered the procedural schedule in the ITC-649 Investigation be stayed until the ITC issues its Final Determination in the ITC-605 Investigation. The target date of Initial Determination was also extended from December 7, 2009 to February 8, 2010. On March 13, 2009, after the close of discovery, Tessera submitted a request to terminate the ITC-649 Investigation. On July 17, 2009, the Judge issued an order granting the request to terminate the ITC-649 Investigation. No petitions for review were filed. The ITC had determined not to review the Initial Determination and issued an order to terminate the investigation on August 7, 2009. The ITC’s Final Determination for the ITC-605 Investigation issued in May 2009 was appealed to the Court of Appeals for the Federal Circuit (“CAFC”). CAFC confirmed ITC’s finding in May 2011. CAFC’s above decision was appealed to the United States Supreme Court. The United States Supreme Court denied the above petition for review of the 605 Investigation in December 2011. Due to the denial of the petition for review of the 605 Investigation by the United States Supreme Court, the stayed litigation in the Northern District of California Court resumed. It is currently scheduled for jury trial in April 2014. On July 19, 2012, Tessera filed a stipulation with the court dismissing its breach of contract claim against the Companies. Accordingly, this litigation is now limited to only Tessera’s patent infringement allegations against the Companies. A court-ordered mediation was held on December 13, 2012 but was unsuccessful. The Company’s counsel has not formed an opinion as to the outcome of the case. The Company considers that an unfavorable outcome for this matter is remote.

21.	POST BALANCE SHEET EVENTS

On March 14, 2013, the Board of Directors of the Company approved the plans for listing ChipMOS Taiwan on Taiwan’s emerging stock board in the second quarter of 2013. The Board also approved a share repurchase program for repurchase of shares by the Company of up to US$7.5 million. The Company intends to adopt a plan to effect the repurchase program commencing in the second quarter of 2013.

22.	DERIVATIVE FINANCIAL INSTRUMENTS

ChipMOS Taiwan has entered into forward exchange contracts and foreign currency options for the years ended December 31, 2010, 2011 and 2012 to hedge its exchange rate risk on foreign-currency assets or liabilities and anticipated transactions. No derivative financial instrument was used during 2011 and 2012. Information on the derivative transactions is as follows:

a.	Forward exchange contracts

As of December 31, 2011 and 2012, there were no outstanding forward contracts.

b.	Financial risk information

1)	Credit risk. Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade and other receivables). The Company performs ongoing credit evaluation of the debtors’ financial condition and maintains an allowance for doubtful receivables based on historical collection, write-off experience and individual examination of available information regarding the customers. The banks with which the Company has entered into the above contracts are reputable and, therefore, the Company is not expected to be exposed to significant credit risks.

2)	Market risk and hedge strategy. The Company’s financial assets at fair value through profit and loss are stated at market value, which is affected by the stock prices in the open stock market. Subject to turmoil in the global financial market, the Company has evaluated its financial instruments and the Company believed the exposure to market risk as of December 31, 2012 was not significant. The Company is exposed to market risks arising from changes in currency exchange rates due to U.S. dollar denominated accounts receivable, Yen denominated accounts payable and New Taiwan dollar denominated debt. In order to manage these exposures, the Company sometimes enters into forward contracts and option contracts.

3)	Liquidity risk. Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at close to its fair value. Prudent liquidity risk management implies maintaining sufficient cash. The Company monitors and maintains a level of bank balances deemed adequate to finance its operations. The Company employs projected cash flow analysis to manage liquidity risk by forecasting the amount of cash required and monitoring the working capital of the group to ensure that all liabilities due and known funding requirements could be met. In addition, there are unused credit lines for contingency purposes.

4)	Cash flow interest rate risk. Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s short and long term bank loans with floating interest rates. At December 31, 2012, it is estimated that a general increase or decrease of 1% in interest rates, with all other variables held constant, would increase the Company’s annual cash outflow by NT$93,342 thousand (US$ 3,213 thousand).

22.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

c.	The estimated fair values of the Company’s financial instruments are as follows:

	December 31,
	2011		2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
	NT$	NT$	NT$	NT$	US$
	(in thousands)
Assets
Cash and cash equivalents	7,357,902	7,357,902	9,319,022	9,319,022	320,792
Restricted cash and cash equivalents	285,133	285,133	174,486	174,486	6,006
Notes receivable	5,710	5,710	4,959	4,959	171
Accounts receivable	3,666,507	3,666,507	3,992,219	3,992,219	137,426
Other receivables	73,179	73,179	149,824	149,824	5,157
Long-term investments	39,121	39,121	11,635	11,635	401
Refundable deposits	21,364	21,364	21,070	21,070	725

Liabilities
Bank loans	546,916	546,916	366,481	366,481	12,616
Accounts payable	1,130,730	1,130,730	890,077	890,077	30,639
Other payables	1,081,530	1,081,530	1,008,409	1,008,409	34,713
Payables to contractors and equipment suppliers	415,391	415,391	484,659	484,659	16,684
Long-term loans (including current portion)	9,168,328	9,168,328	8,967,727	8,967,727	308,699
Guarantee deposits	1,777	1,777	2,478	2,478	85

Fair values of financial instruments were determined as follows:

1)	Short-term financial instruments – the carrying values approximate the fair values due to its short-term nature.

2)	Long-term investments – market value for listed companies and net equity value for the others.

3)	Refundable deposits and guarantee deposits – future values.

4)	Long-term liabilities – based on forecasted cash flows discounted at current interest rates of similar long-term liabilities. Other long-term liabilities are their carrying values as they use floating interest rates.

The fair value of non-financial instruments was not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not equal the fair value of the Company.

22.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

d.	The following table details the Company’s exposure to foreign currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate:

	Year Ended December 31,
	2011			2012
	Foreign Currency	Exchange Rate	NT$	Foreign Currency	Exchange Rate	NT$
	(in thousands)
Financial Assets
U.S. Dollar	187,902	30.275	5,688,423	247,704	29.04	7,193,472
Japanese Yen	586,033	0.3906	228,895	2,555,647	0.3364	859,732

Financial Liabilities
U.S. Dollar	15,808	30.275	478,273	20,283	29.04	589,027
Japanese Yen	1,626,183	0.3906	635,157	1,510,406	0.3364	508,124

23.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company engages mainly in the research and development, manufacturing, assembly and testing of semiconductors. In accordance with SFAS No. 41 and FASB ASC 280-10-50, the Company’s chief operating decision maker has been identified as the Chief Executive Officer/Chairman, who reviews these segment results by Testing, Assembly, Testing and Assembly for LCD and other Flat-Panel Display Driver Semiconductors and Bumping when making decisions about allocating resources and assessing the performance of the Company. Financial segment information is as follows:

The Company uses income (loss) from operations as the measurement for segment profit (loss) and the basis of performance assessment. There was no material inconsistency between the accounting policies of the operating segment and the accounting policies described in Note 2.

a.	Semiconductor testing, assembly, LCD and other flat-panel display driver semiconductors and bumping services.

	2010
	Testing	Assembly	LCD	Bumping	Others	Elimination	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Revenue from external customers	6,169,705	6,258,815	3,199,009	1,582,204	—	—	17,209,733
Revenue among intersegments	4,960	8,754	—	—	34,779	(48,493)	—
Gross profit (loss)	(265,547)	185,536	698,781	(15,135)	34,779	7,316	645,730
Income (loss) from operations	(763,062)	(193,072)	493,425	(87,666)	(157,105)	198,457	(509,023)
Depreciation and amortization	3,815,236	1,039,452	1,105,752	328,981	174,574	(182,366)	6,281,629
Expenditure for segment assets	1,393,629	512,469	1,658,501	724,863	20	(52,204)	4,237,278
Segment assets	8,707,185	3,872,788	2,962,564	1,854,575	1,341	(125,485)	17,272,968

23.	SEGMENT AND GEOGRAPHIC INFORMATION (continued)

	2011
	Testing	Assembly	LCD	Bumping	Others	Elimination	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Revenue from external customers	5,899,083	5,989,067	3,985,834	2,336,953	—	—	18,210,937
Revenue among intersegments	2,298	—	—	—	37,449	(39,747)	—
Gross profit (loss)	337,085	199,979	882,596	114,556	37,449	90,058	1,661,723
Income (loss) from operations	(96,688)	(104,048)	656,202	30,398	(149,893)	197,538	533,509
Depreciation and amortization	3,154,158	903,180	1,273,059	361,562	166,778	(181,133)	5,677,604
Expenditure for segment assets	463,602	254,368	1,188,021	412,919	373	—	2,319,283
Segment assets	6,080,012	2,961,591	3,254,807	1,730,487	1,134	(131,983)	13,896,048

	2012
	Testing	Assembly	LCD	Bumping	Others	Elimination	Consolidated Totals
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	US$
	(in thousands)
Revenue from external customers	5,563,238	6,380,612	4,356,271	2,920,439	—	—	19,220,560	661,637
Revenue among intersegments	14,070	42,407	—	—	45,263	(101,740)	—	—
Gross profit (loss)	607,352	396,899	1,259,130	217,204	45,263	56,197	2,582,045	88,883
Income (loss) from operations	209,755	48,877	1,008,915	98,579	(149,679)	168,799	1,385,246	47,685
Depreciation and amortization	2,456,034	811,930	1,092,038	372,652	54,361	(155,136)	4,631,879	159,445
Expenditure for segment assets	508,622	414,755	977,456	903,210	38	(27,433)	2,776,648	95,582
Segment assets	4,043,681	2,314,644	3,480,615	2,408,237	547	(139,747)	12,107,977	416,798

Non-operating income (expenses) were not allocated to the reportable segments when assessing segment performance and were not disclosed here.

23.	SEGMENT AND GEOGRAPHIC INFORMATION (continued)

b.	Net revenue:

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Area
ROC	12,684,431	13,338,554	13,631,585	469,246
U.S.	3,780,058	2,762,662	1,400,707	48,217
Singapore	63,352	1,015,659	2,779,346	95,675
Korea	430,746	314,774	310,419	10,685
Japan	120,673	351,048	491,092	16,905
Others	130,473	428,240	607,411	20,909

	17,209,733	18,210,937	19,220,560	661,637

c.	Net sales to customers representing at least 10% of net total sales:

	Year Ended December 31,
	2010		2011		2012
	Amount	%	Amount	%	Amount	%	Amount
	NT$		NT$		NT$		US$
	(in thousands)
Customer
ProMOS	2,033,342	12	1,005,728	6	320,887	2	11,046
Novatek	3,166,799	18	3,829,112	21	3,941,108	21	135,666
Micron	1,477,440	9	1,925,586	11	2,713,780	14	93,418

24.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

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

Impairment assessments are made by the Company when events and circumstances exist that indicates the carrying value of these assets may not be recoverable. In view of the sustained losses incurred by ChipMOS Shanghai, the Company reviewed its property, plant and equipment and land use rights for potential impairment as at December 31, 2011 and 2012.

Under U.S. GAAP, impairment losses for assets to be held and used are recorded in current period earnings and create a new cost basis for related assets going forward, and cannot be reversed subsequently. Under U.S. GAAP, in accordance with FASB ASC 360 “Property, Plant and Equipment”, long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss shall be recognized only if the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). That assessment shall be based on the carrying amount of the asset (asset group) at the date it is tested for recoverability, whether in use or under development. An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value. Fair value is determined by the Company using future cash flows discounted at current rates. There are no differences in impairment loss recognized under ROC GAAP and U.S. GAAP in 2010, 2011 and 2012.

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

Under ROC GAAP, there is no requirement to account for the fair value of a conversion feature embedded in the convertible notes due 2009 as it was issued before January 1, 2006. Under U.S. GAAP, the Company accounts for the fair value of the conversion feature of its convertible notes in accordance with FASB ASC 815 “Derivatives and Hedging”, which requires the Company to bifurcate and separately account for the conversion feature as embedded derivatives contained in the Company’s convertible notes. The Company carried these embedded derivatives on its balance sheet at fair value and changes in fair values of these embedded derivatives are reflected in the consolidated statement of operations. Commencing January 1, 2006, ROC GAAP requires the Company to bifurcate and separately account for put and call option features contained in the Company’s convertible notes issued after 2005. The Company issued convertible notes (CN due 2011) on September 29, 2006. The Company carried the put and call options of the CN due 2011 on the balance sheet at fair value with changes in fair values reflected in the consolidated statement of operations. The other conversion features are recorded in equity.

Commencing from January 1, 2006, under ROC GAAP, the issue costs of convertible notes are recorded as a reduction of the convertible notes. Under U.S. GAAP the issue costs are capitalized as deferred assets and amortized over the period of the convertible notes.

There is no difference under ROC GAAP and U.S. GAAP in accounting for the CN due 2014 and 2015.

As of December 31, 2011 and 2012, there were no outstanding convertible notes (See Note 12).

i.	Share-based payments

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

j.	Defined Benefit Pension Plans

Under U.S. GAAP, commencing from January 1, 2006, the Company applies FASB ASC 715 “Compensation – Retirement Benefits”. FASB ASC 715 requires an employer that sponsors one or more defined benefit pension plans or other postretirement plans to 1) recognize the funded status of a plan, measured as the difference between plan assets at fair value and the benefit obligation, in the balance sheet; 2) recognize in equity as a component of accumulated other comprehensive loss, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not yet recognized as components of net periodic benefit cost; 3) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet; and 4) disclose in the notes to the financial statements additional information about the effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. Under ROC GAAP, there is no such requirement for recognition. Furthermore, the accounting treatment of settlements are different under ROC GAAP and U.S. GAAP. Under ROC GAAP, settlement gains or losses are equal to the changes of underfunded status plus a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation (PBO). Under U.S. GAAP, settlement gain (loss) is the total unrecognized net gain or losses including any gain or loss that arose from the measurement at the settlement date and unrecognized transition assets before settlement multiplied by the percentage reduction in PBO.

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

In 2012, the Company assessed that certain royalty payments are more likely than not to be disallowed by relevant tax authorities and the income tax payable was decreased by NT$2,930 thousand (US$101 thousand).

The Company’s subsidiaries are currently under examination by the relevant tax authorities for various tax years. The Company regularly assesses the potential outcome of these examinations in each of the taxing jurisdictions when determining the adequacy of the amount of unrecognized tax benefit recorded. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, the Company believes it has appropriately accrued for uncertain tax benefits. However, audit outcomes and timing of audit settlements and future events that would impact the previously recorded unrecognized tax benefits and the range of anticipated increases or decreases in unrecognized tax benefits are subject to significant uncertainty. It is possible that the ultimate outcome of current or future examinations may exceed current unrecognized tax benefits in amounts that could be material, but cannot be estimated as of December 31, 2012. The effective tax rate and net income in any given future period could therefore be materially impacted.

There are no such provisions under ROC GAAP.

l.	Cash and cash equivalents

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

m.	Classification of non-operating income (expenses)

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

Under U.S. GAAP, gains on disposal of property, plant and equipment, land use rights, scrap material and tooling and claim received are recorded as other operating income; and loss on sale of receivables, impairment losses on property, plant and equipment, other assets, and goodwill are recorded as other operating expenses.

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

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Net income attributable to ChipMOS

Net income (loss) based on ROC GAAP	1,644,732	(15,161)	721,838	24,848
Adjustments:
Amortization of deferred charge	(446)	(334)	—	—
Amortization of start-up costs	35	—	—	—
Pension expenses	(22,075)	(17,904)	113,295	3,900
Gain on disposal of property, plant and equipment	—	3,972	—	—
Depreciation of property, plant and equipment and employee dormitory building	(56,125)	(52,002)	(61,816)	(2,128)
Transfer of building and facilities from MVI	159	158	140	5
Effect of U.S. GAAP adjustments on income taxes	13,260	11,182	(11,969)	(412)
Adjustment for uncertain tax positions	3,001	(5,205)	2,930	101
Stock-based compensation	13,252	23,036	18,452	635
Loss on partial disposal of a subsidiary while retaining control	—	74,923	—	—
Noncontrolling interests	21,109	23,420	(32,278)	(1,111)

Net increase (decrease) in net income	(27,830)	61,246	28,754	990

Net income based on U.S. GAAP	1,616,902	46,085	750,592	25,838

Earnings per share - basic	67.45	1.73	27.32	0.94

Earnings per share - diluted	66.35	1.71	26.52	0.91

Number of weighted average shares outstanding - basic	23,971	26,590	27,477	27,477

Number of weighted average shares outstanding - diluted	26,806	26,962	28,305	28,305

24.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

The following table reconciles the denominator to calculate basic and diluted earnings per share:

	December 31,
	2010	2011	2012
	(in thousands)
Basic number of shares	23,971	26,590	27,477
Add: Stock options	288	372	828
Convertible notes	2,547	—	—

Diluted number of shares	26,806	26,962	28,305

The following table reconciles the numerator to calculate basic and diluted earnings per share:

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Net income based on U.S. GAAP	1,616,902	46,085	750,592	25,838
Add: Amortization of discount on convertible notes	9,909	—	—	—
Interest expense (net of tax)	(18,423)	—	—	—
Loss on embedded derivative	181,436	—	—	—
Amortization of deferred charge on convertible notes	446	—	—	—
Foreign exchange gain	(11,541)	—	—	—

Income attributable to ChipMOS adjusted for the effects of assumed exercise of options and conversion of notes	1,778,729	46,085	750,592	25,838

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Equity

Equity based on ROC GAAP	14,043,459	14,983,270	15,969,078	549,710

Adjustments:
Technology transfer in payment of capital stock
Original cost	(750,000)	(750,000)	(750,000)	(25,818)
Accumulated amortization of technology transfer in payment of capital stocks	750,000	750,000	750,000	25,818
Depreciation of property, plant and equipment and employee dormitory building	(339,993)	(391,995)	(453,811)	(15,622)
Transfer of building and facilities from MVI
Original cost	(173,174)	(173,174)	(173,174)	(5,962)
Depreciation and gain on disposal of building and facilities from MVI	170,677	170,835	170,974	5,886
Net effect on inventories	(3)	(3)	(2)	—
Pension expenses	(390,980)	(372,273)	(386,004)	(13,288)
Gain on disposal of property, plant and equipment	—	3,972	3,972	137
Interest capitalization	118,757	118,757	118,757	4,088
Amortization of interest capitalization	(143,781)	(143,781)	(143,781)	(4,949)
Effect of U.S. GAAP adjustments on income taxes	88,547	99,729	87,760	3,021
Adjustment for uncertain tax positions	(1,246)	(6,451)	(3,521)	(121)
Equity component of convertible notes	(466,151)	—	—	—
Loss on redemption of convertible notes	(129,299)	—	—	—
Amortization of deferred charge	(39,268)	—	—	—
Amortization of discount on convertible notes	(607,569)	—	—	—
Gain on embedded derivative liabilities	1,242,621	—	—	—

Net decrease in equity	(670,862)	(694,384)	(778,830)	(26,810)

Equity based on U.S. GAAP	13,372,597	14,288,886	15,190,248	522,900

24.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Changes in equity based on U.S. GAAP
Balance, beginning of the year	9,433,656	13,372,597	14,288,886	491,872
Repurchase of shares	—	—	(305,835)	(10,528)
Interest payment for convertible notes	29,216	5,408	—	—
Convertible notes conversion	1,078,008	305,569	—	—
Issuance of option warrants	43,872	48,979	65,795	2,265
Exercise of stock option	1,450	15,982	122,869	4,230
Stock-based compensation	(13,252)	(23,036)	(18,452)	(635)
Cumulative translation adjustments	(78,466)	107,851	(17,006)	(585)
Net income for the year	1,616,902	46,085	750,592	25,838
Loss on partial disposal of a subsidiary while retaining control	—	(74,923)	—	—
Reverse stock split	—	(239)	—	—
Adjustment of equity method for long-term investments	(3,260)	(6,619)	(24,660)	(849)
Disposal of the Company’s shares by a subsidiary	—	—	528,296	18,186
Cash dividend	—	—	(117,521)	(4,045)
Unrecognized pension expenses	(53,698)	43,619	(137,106)	(4,719)
Noncontrolling interests	1,318,169	447,613	54,390	1,870

Balance, end of the year	13,372,597	14,288,886	15,190,248	522,900

A reconciliation of the significant balance sheet accounts to the approximate amounts determined under U.S. GAAP is as follows:

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Current assets

As reported	13,091,191	15,538,043	534,872
U.S. GAAP adjustments
Effect of inventory adjustments:
Depreciation of property, plant and equipment	1,005	933	32
Transfer of building and facilities from MVI	(3)	(2)	—
Adjustments for uncertain tax position	(6,207)	—	—

As adjusted	13,085,986	15,538,974	534,904

Property, plant and equipment - net

As reported	13,896,048	12,107,977	416,798
U.S. GAAP adjustments
Depreciation of property, plant and equipment	(367,710)	(427,823)	(14,727)
Transfer of building and facilities from MVI	(2,339)	(2,200)	(76)
Interest capitalization	(25,024)	(25,024)	(861)

As adjusted	13,500,975	11,652,930	401,134

Intangible assets

As reported	100,498	178,890	6,158
U.S. GAAP adjustments
Deferred pension cost	—	(84,636)	(2,914)

As adjusted	100,498	94,254	3,244

Other assets

As reported	1,154,207	912,848	31,423
U.S. GAAP adjustments
Depreciation of employee dormitory building	(21,318)	(22,949)	(790)
Effect of U.S. GAAP adjustment on income tax	99,729	87,760	3,021
Adjustments for uncertain tax position	4,961	—	—

As adjusted	1,237,579	977,659	33,654

24.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Other liabilities

As reported	101,331	175,447	6,039
U.S. GAAP adjustments
Pension	372,273	301,368	10,375
Adjustment for uncertain tax position	5,205	3,521	121

As adjusted	478,809	480,336	16,535

As a result of the adjustments presented above, the approximate amounts of total assets under U.S. GAAP were NT$27,964,159 thousand and NT$28,275,452 thousand (US$973,337 thousand) as of December 31, 2011, and 2012, respectively.

The following U.S. GAAP condensed statements of operations for the years ended December 31, 2010, 2011 and 2012 have been derived from the audited financial statements and reflect the adjustments presented above. Certain accounts have been reclassified to conform to U.S. GAAP.

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Net revenue	17,209,733	18,210,937	19,220,560	661,637
Cost of revenue	(16,634,902)	(16,612,519)	(16,613,181)	(571,882)

Gross profit	574,831	1,598,418	2,607,379	89,755
Other operating income	5,039,578	120,595	120,630	4,152
Operating expenses	(2,670,660)	(1,307,533)	(1,275,974)	(43,923)

Income from operations	2,943,749	411,480	1,452,035	49,984
Non-operating income (expenses) - net	(1,197,383)	(301,892)	(461,119)	(15,873)

Income before income tax and noncontrolling interests	1,746,366	109,588	990,916	34,111

Net income attributable to ChipMOS	1,616,902	46,085	750,592	25,838

25.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

a.	Income tax expense

Income (loss) before income tax and noncontrolling interests consists of the following:

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Bermuda	(951,545)	356,956	(107,354)	(3,695)
ROC	2,242,375	285,515	1,170,260	40,284
Others	455,536	(532,883)	(71,990)	(2,478)

	1,746,366	109,588	990,916	34,111

Income tax expense (benefit) consists of:

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Income tax for the current year
Bermuda	6,585	6,360	6,468	223
ROC	19,366	21,527	29,027	999
Others	1,774	503	497	17

	27,725	28,390	35,992	1,239
Deferred income tax
ROC	(143,227)	13,756	104,543	3,599
Others	(29,777)	—	—	—

	(173,004)	13,756	104,543	3,599
Adjustment of prior years’ income taxes	29,658	(2,617)	1	—

Income tax expense (benefit)	(115,621)	39,529	140,536	4,838

Reconciliation between the income tax calculated on pre-tax financial statement income based on the statutory tax rate and the income tax expense which conforms to U.S. GAAP is as follows:

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Tax on pretax income (loss) at 0%	—	—	—	—
Tax on pretax income (loss) at applicable statutory rates	525,738	76,863	230,283	7,927
Additional 10% on the unappropriated earnings	—	164,073	32,570	1,121
Tax effects of:
Permanent differences
Non-taxable loss on sales of investment	5,089	—	—	—
Non-deductible investment losses	(135,961)	(10,982)	(12,296)	(423)
Non-deductible expense	(53,479)	(26,976)	(31,331)	(1,079)
Other	925	110	71	2
Temporary differences	32,854	8,469	1,095	38
Tax credits - utilized	(9,445)	(179,823)	(53,568)	(1,844)
- deferred	515,421	302,966	77,616	2,672
Valuation allowance	(1,127,767)	(397,672)	(224,384)	(7,724)
Losses carried forward	(61,646)	(113,727)	(133,497)	(4,595)
Losses carried forward - deferred	82,057	218,845	253,976	8,743
Deferred tax effect of change in tax rate	80,935	—	—	—
Adjustment of prior year’s income tax	29,658	(2,617)	1	—

Income tax expense (benefit)	(115,621)	39,529	140,536	4,838

25.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

a.	Income tax expense (continued)

The components of net deferred income tax assets were as follows:

	December 31,
	2011	2012
	NT$	NT$	US$
	(in thousands)
Deferred income tax assets
Current
Unrealized foreign exchange loss	2,085	(103)	(4)
Tax credits	76,280	26,753	921
Losses carried forward	122,931	136,351	4,694
Loss of market price decline and obsolete and slow-moving inventories	19,413	8,183	282
Unrealized loss on sale allowances	20,167	20,899	719
Allowance for doubtful receivables	11,013	11,013	379
Others	129,474	133,895	4,609

	381,363	336,991	11,600
Valuation allowance	(311,011)	(259,166)	(8,921)

	70,352	77,825	2,679

Non-current
Tax credits	70,421	42,332	1,457
Losses carried forward	877,269	593,013	20,413
Impairment loss	10,497	10,505	362
Building	611	587	20
Pension	14,086	(5,174)	(178)
Start-up costs	2	2	—
Depreciation differences	26,371	148,451	5,110
Others	217,496	131,395	4,524

	1,216,753	921,111	31,708
Valuation allowances	(511,712)	(329,769)	(11,352)

	705,041	591,342	20,356

25.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

b.	Pension plans

The impact of the adoption of FASB ASC 715 has been reflected within the consolidated financial statements as follows:

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Components of net periodic benefit cost
Service cost	1,325	1,189	839	29
Interest cost	12,292	11,833	13,092	451
Project return on plan assets	(5,140)	(7,090)	(6,846)	(236)
Net amortization and deferral:
Unrecognized net transition obligation	53	53	53	2
Curtailment loss	8,355	12,261	10,706	369
Net prior service cost	(206)	(206)	12,701	437
Net periodic benefit cost	—	—	23,157	797
Cost settlements	—	—	36,009	1,239

Net periodic benefit cost	16,679	18,040	89,711	3,088

Recognized in other comprehensive income:
Unrecognized net transition obligation	136	136	182	6
Net prior service cost	620	323	115,210	3,966
Unrecognized actuarial loss (gain)	52,942	(44,078)	21,714	747

Total recognized in other comprehensive income	53,698	(43,619)	137,106	4,719

Total recognized in total benefit cost and other comprehensive income	70,377	(25,579)	226,817	7,807

The estimated net transition assets and actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into benefits cost in 2012 is NT$116 thousand (US$4 thousand) and NT$8,727 thousand (US$300 thousand), respectively.

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Changes in benefit obligation
Benefit obligation at beginning of year	546,385	664,467	645,554	22,222
Service cost	1,325	1,189	839	29
Interest cost	12,292	11,833	13,009	448
Plan amendments	—	—	154,899	5,332
Actuarial loss (gain)	104,465	(31,935)	(26,432)	(910)

Benefit obligation at end of year	664,467	645,554	787,869	27,121

Changes in plan assets
Fair value of plan assets at beginning of year	314,992	343,823	371,452	12,787
Actual return on plan assets	4,415	3,732	3,260	112
Employer contribution	24,416	23,897	22,717	782
Plan amendments	—	—	(83,898)	(2,888)

	343,823	371,452	313,531	10,793

Funds status	(320,644)	(274,102)	(474,338)	(16,328)
Unrecognized actuarial loss	(47,175)	(68,878)	—	—

Net amount recognized (recognized as accrued pension cost)	(367,819)	(342,980)	(474,338)	(16,328)

25.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

b.	Pension plans (continued)

Amounts recognized in accumulated other comprehensive income, net of noncontrolling interests, consist of:

	2011	2012
	NT$	NT$	US$
	(in thousands)
Unrecognized net transition obligation (asset)	(2,047)	(1,623)	(56)
Net prior service cost	(3,258)	144,508	4,974
Unrecognized loss	295,773	325,241	11,196

Gross amount recognized	290,468	468,126	16,114
Noncontrolling interests	(54,804)	(95,356)	(3,282)

Total recognized in total benefit cost and other comprehensive income	235,664	372,770	12,832

	2010	2011	2012
Actuarial assumptions
Discount rate	1.75%	1.75%	1.50%
Rate of compensation increase	4.25%	4.00%	4.00%
Expected return on plan assets	2.00%	2.00%	2.00%

The accumulated benefit obligation for all defined benefit pension plans was NT$335,176 thousand and NT$484,714 thousand (US$16,686 thousand) at December 31, 2011 and 2012, respectively.

There were no pension plans with an accumulated benefit obligation in excess of plan assets as of December 31, 2010 and 2011.

The plan assets are all deposited in the Bank of Taiwan. The plan benefits are based on employees’ years of service and compensation. The plan assets primarily consist of cash, government loans, equity securities, notes and bonds.

The fair value of the plan assets was NT$371,452 thousand and NT$313,531 thousand (US$10,793 thousand) at December 31, 2011 and 2012, respectively. As of December 31, 2011 and 2012, these assets were allocated among asset categories as follows:

Asset category	2011	2012	Current maximum allocation policy
Equity securities	41%	39%	40%
Bonds	27%	27%
Notes	8%	10%
Government loans	1%	1%
Cash	23%	23%

Total	100%	100%

Under ROC regulation, government authority will collect the fund as Labor Retirement Fund and determine the assets allocation and investment policy.

ChipMOS Taiwan and ThaiLin anticipate contributing NT$23,443 thousand (US$807 thousand) to their pension plans during 2013.

The Company has no other post-retirement or post-employment benefit plans.

25.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

c.	Statements of cash flows

SFAS No. 17, “Statement of Cash Flows” has been applied. Its objectives and principles are similar to those set out in FASB ASC 230, “Statement of Cash Flows. The principal differences between the standards relate to classification. Summarized cash flow data by operating, investing and financing activities are as follows:

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Net cash inflow (outflow) from:
Operating activities	8,504,005	6,179,594	4,391,698	151,177
Investing activities	(2,454,168)	(3,250,718)	(2,594,916)	(89,326)
Financing activities	(2,959,489)	(2,464,552)	(162,687)	(5,600)

	3,090,348	464,324	1,634,095	56,251
Effect of changes in foreign exchange rate	(16,811)	31,867	(16,535)	(569)
Cash and cash equivalents at the beginning of year	3,676,328	6,749,865	7,246,056	249,434

Cash and cash equivalents at the end of year	6,749,865	7,246,056	8,863,616	305,116

d.	Statements of comprehensive income

	Year Ended December 31,
	2010	2011	2012
	NT$	NT$	NT$	US$
	(in thousands)
Net income based on U.S. GAAP	1,616,902	46,085	750,592	25,838
Other comprehensive income (loss):
Translation adjustment	(78,466)	107,851	(17,006)	(585)
Unrecognized pension costs	(53,698)	43,619	(137,106)	(4,719)

Comprehensive income	1,484,738	197,555	596,480	20,534

e.	Statements of accumulated other comprehensive income (loss)

	Unrecognized Pension Costs	Translation Adjustment	Accumulated Other Comprehensive Income
	NT$	NT$	NT$
	(in thousands)
December 31, 2010	(279,283)	326,051	46,768
Addition in 2011	43,619	107,851	151,470

December 31, 2011	(235,664)	433,902	198,238
Addition in 2012	(137,106)	(17,006)	(154,112)

December 31, 2012	(372,770)	416,896	44,126

25.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

f.	Shareholders’ equity

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

The fair value for options granted has been estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Year of grant	Risk free interest rate	Expected life	Expected volatility	Expected dividend yield
2006	4.62% ~ 4.74%	4.25 years	102.67% ~ 133.21%	0%
2007	3.32% ~ 5.04%	4.25 years	134.71% ~ 171.09%	0%
2008	1.30% ~ 3.42%	4.25 ~ 6 years	97.83% ~ 188.06%	0%
2009	1.32% ~ 2.39%	4.25 ~ 5 years	139.36% ~ 163.82%	0%
2010	0.86% ~ 2.48%	3.25 ~ 7 years	153.18% ~ 213.94%	0%
2011	0.45% ~ 2.11%	3.50 ~ 5 years	170.25% ~ 177.79%	0%
2012	0.37% ~ 0.84%	3.50 ~ 5.50 years	141.96% ~ 189.03%	1.33%

The following table presents the stock option activity for the year ended December 31, 2011 and 2012.

	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
		US$	US$
			(in thousands)
Outstanding at December 31, 2010	2,114,054	10.80
Granted	692,624	5.17
Forfeited	(148,403)	10.99
Exercised	(96,103)	5.73

Outstanding at December 31, 2011	2,562,172	9.47
Granted	204,316	11.14
Forfeited	(103,426)	10.27
Exercised	(668,246)	6.21
Expired	(289,268)	20.58

Outstanding at December 31, 2012	1,705,548	9.02	7,791

Exercisable at December 31, 2011	1,448,892	12.77

Exercisable at December 31, 2012	901,343	11.51	3,463

Vested and expected to vest in 2011	2,506,508	13.58

Vested and expected to vest in 2012	1,665,338	13.16	7,575

25.	ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP (continued)

f.	Shareholders’ equity (continued)

The aggregate intrinsic value in the table above represents the total intrinsic value (i.e., the difference between the Company’s closing stock price of US$11.6027 on December 31, 2012 (December 31, 2011: US$5.16) and the exercise price, times the number of options) that would have been received by the option holders had all option holders exercised their options on December 31, 2012. The total intrinsic value of options exercised during the year ended December 31, 2012 was NT$16,389 thousand (US$564 thousand) (2011: NT$3,036 thousand). The total fair value of options vested and forfeited during the year ended December 31, 2012 was NT$86,612 thousand (US$2,981 thousand) (2011: NT$121,368 thousand). The number of options vested during the year ended December 31, 2012 was 409,965 (2011: 348,384). The weighted average remaining contractual term of the outstanding options at December 31, 2012 was 3.7 (2011: 3.6) years.

Total unrecognized compensation cost related to stock options is expected to be recognized over a weighted average period of 3.7 years.

The Company’s employees have the ability to exercise a stock option (i.e., remit cash consideration to the Company for the exercise price) in exchange for stock during the vesting period of the award.

The following table presents a summary of the number of and weighted average grant date fair values regarding the unvested share options as of December 31, 2012 and changes during the year then ended:

	Number of Options	Weighted Average Fair Value
		US$
Unvested options outstanding at December 31, 2010	917,443	6.66
Granted	692,624	5.57
Vested	(348,384)	6.74
Forfeited	(148,403)	11.2

Unvested options outstanding at December 31, 2011	1,113,280	5.35
Granted	204,316	12.24
Vested	(409,965)	4.54
Forfeited	(103,426)	10.83

Unvested options outstanding at December 31, 2012	804,205	6.81

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

26.	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS FOR THE YEAR ENDING DECEMBER 31, 2013

The Company is required by FASB ASC 250-10-s99-5 to make certain disclosures about the effect that newly issued accounting standards will have on the consolidated financial statements adopted for future periods.

a.	According to the Rule No. 0990004943 issued by the Financial Supervisory Commission (FSC) on February 2, 2010, companies with shares listed on the Taiwan Stock Exchange (TWSE) or traded on the GreTai Securities Market or Emerging Stock Market should prepare its consolidated financial statements in accordance with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the International Financial Reporting Standards (IFRSs), International Accounting Standards (IASs), interpretations as well as related guidance translated by Accounting Research and Development Foundation (ARDF) and issued by the FSC for the year ending December 31, 2013. Therefore, the Company followed its listed subsidiary, ThaiLin and will prepare its consolidated financial statement for the year ending December 31, 2013 in accordance with IFRSs.

b.	IFRS 1, “First-time Adoption of International Financial Reporting Standards,” establishes the procedures for the Company’s first consolidated financial statements prepared in accordance with IFRSs. According to IFRS 1, the Company is required to determine the accounting policies under IFRSs and retrospectively apply those accounting policies in its opening balance sheet at the date of transition to IFRSs (January 1, 2012 ; the transition date) ; except for optional exemptions and mandatory exceptions to such retrospective application provided under IFRS 1. The main optional exemptions the Company adopted are summarized as follows :

1)	The Company elected not to apply IFRS 3, “Business Combinations,” retrospectively to business combinations occurred before January 1, 2012.

2)	The Company elected to take the optional exemption from applying IFRS 2, “Share-based Payment,” retrospectively for the shared-based payment transactions granted and vested before January 1, 2012.

3)	The Company elected not to apply IAS 19, “Employee benefits,” retrospectively to employee benefits and recognize all cumulative actuarial gains and losses in retained earnings as of January 1, 2012.

4)	The Company elected to take the optional exemption from applying IAS 32, “Financial instruments: Disclosures,” retrospectively for the convertible notes transactions settled before January 1, 2012.

5)	The Company elected not to apply IAS 39, “Financial instruments: Recognition and Measurement,” retrospectively for the transactions occurred before January 1, 2012.

6)	The Company elected not to apply IAS 23, “Borrowing Cost,” retrospectively for the transactions occurred before January 1, 2012.

26.	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS FOR THE YEAR ENDING DECEMBER 31, 2013 (continued)

c.	As of December 31, 2012, based on the Company’s assessment, the significant differences between the Company’s current accounting policies under ROC GAAP and the ones under IFRSs are stated as follows:

1)	Reconciliation of consolidated balance sheet as of January 1, 2012

ROC GAAP		Effect of Transition to IFRSs	IFRSs
Item	Amount		Amount	Item	Note

Current assets
Cash and cash equivalents	7,357,902	—	7,357,902	Cash and cash equivalents
Notes and accounts receivable - net of allowance for doubtful receivables and sales return	3,672,217	—	3,672,217	Notes and accounts receivable - net of allowance for doubtful receivables and sales return
Other receivables - net of allowance for doubtful receivables	73,179	—	73,179	Other receivables - net of allowance for doubtful receivables
Inventories - net	1,533,866	—	1,533,866	Inventories - net
Deferred income tax - current	76,559	(76,559)	—		c)
Restricted cash and cash equivalents	285,133	—	285,133	Restricted cash and cash equivalents
Prepaid expenses and other current assets	92,335	10,743	103,078	Prepaid expenses and other current assets	b), d)

Total current Assets	13,091,191	(65,816)	13,025,375	Total current Assets

Long-term investments
Financial assets carried at cost	39,121	—	39,121	Financial assets carried at cost

Total long-term investments	39,121	—	39,121	Total long-term investments

Property, plant and equipment - net	13,896,048	468,146	14,364,194	Property, plant and equipment	d), e)

Intangible assets - net	100,498	(100,498)	—		b)

Other assets
Refundable deposits	21,364	—	21,364	Refundable deposits
Deferred charges	130,157	(130,157)	—		d)
Deferred income tax - non current	600,351	123,924	724,275	Deferred income tax – non current	a), c)
Others	402,335	(281,775)	120,560	Others	a), b), d), e)

Total other assets	1,154,207	(288,008)	866,199	Total other assets

Total assets	28,281,065	13,824	28,294,889	Total assets

Current liabilities
Bank loans	546,916	—	546,916	Bank loans
Accounts payable	1,130,730	—	1,130,730	Accounts payable
Income tax payable	20,283	—	20,283	Income tax payable
Other payables	1,081,530	—	1,081,530	Other payables
Payables to contractors and equipment suppliers	415,391	—	415,391	Payables to contractors and equipment suppliers
Deferred credit	2,383	—	2,383	Deferred credit
Current portion of long-term loans	684,028	—	684,028	Current portion of long-term loans
Accrued expenses and other current liabilities	830,903	—	830,903	Accrued expenses and other current liabilities

Total current liabilities	4,712,164	—	4,712,164	Total current liabilities

Long-term liabilities
Long-term loans	8,484,300	—	8,484,300	Long-term loans
Long-term deferred revenue	95,304	—	95,304	Long-term deferred revenue

Total long-term liabilities	8,579,604	—	8,579,604	Total long-term liabilities

Other liabilities
Accrued pension cost	4,250	278,619	282,869	Accrued pension cost	a)
Guarantee deposits	1,777	—	1,777	Guarantee deposits

Total other liabilities	6,027	278,619	284,646	Total other liabilities

Total Liabilities	13,297,795	278,619	13,576,414	Total Liabilities

Equity
Capital stock	39,041	—	39,041	Capital stock
Capital surplus	15,201,353	(77,440)	15,123,913	Capital surplus	f)
Accumulated losses	(3,787,431)	(130,562)	(3,917,993)	Accumulated losses	a), f)
Cumulative translation adjustments	433,902	—	433,902	Foreign currency translation reserve
Treasury stock	(924,781)	—	(924,781)	Treasury stock

Total Shareholders’ Equity	10,962,084	(208,002)	10,754,082	Equity attributable to shareholders of the parent

Noncontrolling interests	4,021,186	(56,793)	3,964,393	Noncontrolling interests	a)

Total equity	14,983,270	(264,795)	14,718,475	Total equity

Total liabilities and equity	28,281,065	13,824	28,294,889	Total liabilities and equity

26.	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS FOR THE YEAR ENDING DECEMBER 31, 2013 (continued)

a)	The Company arranged an actuarial valuation in accordance with IAS 19 “Employee Benefits”. As of January 1, 2012, accrued pension cost was adjusted for an increase of NT$278,619 thousand, prepaid pension cost was adjusted for a decrease of NT$33,541 thousand, deferred income tax assets was adjusted for an increase of NT$47,365 thousand, retained earnings was adjusted for a decrease of NT$208,002 thousand and noncontrolling interests was adjusted for a decrease of NT$56,793 thousand.

b)	Land use rights of NT$100,498 thousand was reclassified to prepaid expense and other current assets of NT$2,476 thousand and other assets of NT$98,022 thousand.

c)	Deferred income tax-current of NT$76,559 thousand was reclassified to deferred income tax-noncurrent.

d)	Deferred charges of NT$130,157 thousand was reclassified to prepaid expense and other current assets of NT$8,267 thousand, fixed assets of NT$108,352 thousand, and other assets of NT$13,538 thousand.

e)	Employee dormitory buildings of NT$248,429 thousand and idle assets of NT$111,365 thousand were reclassified to fixed assets.

f)	Capital surplus of long-term investments of NT$77,440 thousand was reclassified to retained earnings.

26.	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS FOR THE YEAR ENDING DECEMBER 31, 2013 (continued)

2)	Reconciliation of consolidated balance sheet as of December 31, 2012

ROC GAAP		Effect of Transition to IFRSs	IFRSs
Item	Amount		Amount	Item	Note

Current assets
Cash and cash equivalents	9,319,022	—	9,319,022	Cash and cash equivalents
Notes and accounts receivable - net of allowance for doubtful receivables and sales return	3,997,178	—	3,997,178	Notes and accounts receivable - net of allowance for doubtful receivables and sales return
Other receivables - net of allowance for doubtful receivables	149,824	—	149,824	Other receivables - net of allowance for doubtful receivables
Inventories - net	1,687,889	—	1,687,889	Inventories - net
Deferred income tax - current	77,825	(77,825)	—		c)
Restricted cash and cash equivalents	174,486	—	174,486	Restricted cash and cash equivalents
Prepaid expenses and other current assets	131,819	3,117	134,936	Prepaid expenses and other current assets	b), d)

Total current Assets	15,538,043	(74,708)	15,463,335	Total current Assets

Long-term investments
Financial assets carried at cost	11,635	—	11,635	Financial assets carried at cost

Total long-term investments	11,635	—	11,635	Total long-term investments

Property, plant and equipment - net	12,107,977	367,306	12,475,283	Property, plant and equipment	d), e)

Intangible assets - net	178,890	(178,890)	—		a), b)

Other assets
Refundable deposits	21,070	—	21,070	Refundable deposits
Deferred charges	96,919	(96,919)	—		d)
Deferred income tax - non current	503,582	130,426	634,008	Deferred income tax – non current	a), c)
Others	291,277	(179,250)	112,027	Others	b), e)

Total other assets	912,848	(145,743)	767,105	Total other assets

Total assets	28,749,393	(32,035)	28,717,358	Total assets

Current liabilities
Bank loans	366,481	—	366,481	Bank loans
Accounts payable	890,077	—	890,077	Accounts payable
Income tax payable	28,880	—	28,880	Income tax payable
Other payables	1,008,409	—	1,008,409	Other payables
Payables to contractors and equipment suppliers	484,659	—	484,659	Payables to contractors and equipment suppliers
Deferred credit	2,291	—	2,291	Deferred credit
Current portion of long-term loans	2,227,800	—	2,227,800	Current portion of long-term loans
Accrued expenses and other current liabilities	766,994	—	766,994	Accrued expenses and other current liabilities

Total current liabilities	5,775,591	—	5,775,591	Total current liabilities

Long-term liabilities
Long-term loans	6,739,927	—	6,739,927	Long-term loans
Long-term deferred revenue	89,350	—	89,350	Long-term deferred revenue

Total long-term liabilities	6,829,277	—	6,829,277	Total long-term liabilities

Other liabilities
Accrued pension cost	172,969	207,692	380,661	Accrued pension cost	a)
Guarantee deposits	2,478	—	2,478	Guarantee deposits

Total other liabilities	175,447	207,692	383,139	Total other liabilities

Total Liabilities	12,780,315	207,692	12,988,007	Total Liabilities

Equity
Capital stock	39,013	—	39,013	Capital stock
Capital surplus	11,583,898	(77,440)	11,506,458	Capital surplus	f)
Retained earnings	531,794	(152,615)	379,179	Retained earnings	a), f)
Unrealized pension cost	(42,642)	42,642	—		a)
Cumulative translation adjustments	416,896	—	416,896	Foreign currency translation reserve
Treasury stock	(635,741)	—	(635,741)	Treasury stock

Total Shareholders’ Equity	11,893,218	(187,413)	11,705,805	Equity attributable to shareholders of the parent

Noncontrolling interests	4,075,860	(52,314)	4,023,546	Noncontrolling interests	a)

Total equity	15,969,078	(239,727)	15,729,351	Total equity

Total liabilities and equity	28,749,393	(32,035)	28,717,358	Total liabilities and equity

26.	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS FOR THE YEAR ENDING DECEMBER 31, 2013 (continued)

a)	The Company arranged an actuarial valuation in accordance with IAS 19 “Employee Benefits”. As of December 31, 2012, deferred pension cost was adjusted for a decrease of NT$84,636 thousand, accrued pension cost was adjusted for an increase of NT$207,692 thousand, deferred income tax assets was adjusted for an increase of NT$52,601 thousand, retained earnings was adjusted for a decrease of NT$230,055 thousand, unrealized pension cost was adjusted for a decrease of NT$42,642 thousand and noncontrolling interests was adjusted for a decrease of NT$52,314 thousand.

b)	Land use rights of NT$94,254 thousand was reclassified to prepaid expense and other current assets of NT$2,381 thousand and other assets of NT$91,873 thousand.

c)	Deferred income tax-current of NT$77,825 thousand was reclassified to deferred income tax-noncurrent.

d)	Deferred charges of NT$96,919 thousand was reclassified to prepaid expense and other current assets of NT$736 thousand and fixed assets of NT$96,183 thousand.

e)	Employee dormitory buildings of NT$221,115 thousand and idle assets of NT$50,008 thousand were reclassified to fixed assets.

f)	The capital surplus of long-term investments of NT$77,440 thousand was reclassified to retained earnings.

3)	Reconciliation of consolidated statement of comprehensive income for the year ended December 31, 2012

ROC GAAP		Effect of Transition to IFRSs	IFRSs
Item	Amount		Amount	Note
Net revenues	19,220,560	—	19,220,560
Cost of revenue	16,638,515	26,324	16,664,839	a), b)

Gross profit	2,582,045	(26,324)	2,555,721

Operating expenses	1,196,799	1,992	1,198,791	a), b)

Income from operations	1,385,246	(28,316)	1,356,930

Net non-operating loss	(464,401)	82,486	(381,915)	a)

Income before income tax and noncontrolling interests	920,845	54,170	975,015
Income tax expense	(131,497)	(9,209)	(140,706)	b)

Income before noncontrolling interests	789,348	44,961	834,309
Net income attributable to noncontrolling interests	(67,510)	(7,607)	(75,117)	b)

Net income attributable to ChipMOS	721,838	37,354	759,192

a)	Since the reclassification of other assets to fixed assets, the depreciation recognized in nonoperating expense of NT$82,486 thousand was reclassified to cost of revenue of NT$80,069 thousand and operating expense of NT$2,417 thousand.

b)	The Company arranged an actuarial valuation in accordance with IAS 19 “Employee Benefits” for the year ended December 31, 2012, pension cost recognized in cost of revenue was adjusted for a decrease of NT$53,745 thousand, pension cost recognized in operating expense was adjusted for a decrease of NT$425 thousand, income tax expense was adjusted for an increase of NT$9,209 thousand, and noncontrolling interests was adjusted for an increase of NT$7,607 thousand.