Form 20-F
period 2013-12-31
CHIPMOS TECHNOLOGIES BERMUDA LTD
filed 2014-04-25
CIK 1133478

As filed with the Securities and Exchange Commission on April 25, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

As of December 31, 2013, 29,684,530 Common Shares, par value US$0.04 each, were outstanding (not including 2,093,705 Common Shares held by our subsidiary).

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

US GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

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

This Annual Report on Form 20-F includes, refers to, or incorporates by reference, as applicable, financial statements and other financial information based on both IFRSs and ROC GAAP, and the information based on ROC GAAP is not comparable to information prepared in accordance with IFRSs.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The following tables set forth our selected consolidated financial data. Commencing January 1, 2013, the Company prepared its consolidated financial statement in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board. According to Form 20-F Instruction G, the selected consolidated financial data under IFRSs for 2012 and 2013, under US GAAP for 2009 through 2011 and under ROC GAAP for 2009 through 2012 are provided below. The selected consolidated statements of financial position data as of December 31, 2012 and 2013 and our consolidated income statements and cash flows data for the years ended December 31, 2012 and 2013 under IFRSs are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these audited consolidated financial statements and related notes beginning on page F-1 of this Annual Report on Form 20-F. These audited consolidated financial statements have been audited by Moore Stephens. The selected consolidated balance sheet data as of December 31, 2009, 2010, 2011 and 2012 and the consolidated statement of operations and cash flows data for the years ended December 31, 2009, 2010, 2011 and 2012 under US GAAP or ROC GAAP are derived from our audited consolidated financial statements not included herein.

	Year ended December 31,
	2012	2013	2013
	NT$	NT$	US$
	(in millions, except per share data)
Consolidated Income Statements Data:
IFRSs:
Revenue	$19,220.5	$19,361.9	$649.1
Cost of revenue	(16,767.9)	(15,922.4)	(533.8)

Gross profit	2,452.6	3,439.5	115.3
Other operating income	127.9	442.4	14.8
Research and development expenses	(505.4)	(564.5)	(18.9)
Sales and marketing expenses	(79.9)	(107.7)	(3.6)
Administrative and general expenses	(637.6)	(699.1)	(23.4)
Other operating expenses	(48.7)	(100.8)	(3.4)

Operating profit	1,308.9	2,409.8	80.8
Finance costs	(228.6)	(183.0)	(6.1)
Other non-operating income (expense), net	(232.5)	289.3	9.6

Profit before tax	847.8	2,516.1	84.3
Income tax	(178.1)	(827.1)	(27.7)

Profit for the year	$669.7	$1,689.0	$56.6

Attributable to:
Equity holders of the Company	$629.8	$1,335.3	$44.8
Non-controlling interests	39.9	353.7	11.8

	$669.7	$1,689.0	$56.6

Earnings per share:
Basic	$22.92	$45.55	$1.53
Diluted	$22.25	$44.27	$1.48
Weighted-average number of shares outstanding:
Basic	27.5	29.3	29.3
Diluted	28.3	30.2	30.2

	Year ended December 31,
	2009	2010	2011	2012
	NT$	NT$	NT$	NT$
	(in millions, except per share data)
Consolidated Statement of Operations Data:
ROC GAAP:
Net revenue:
Related parties(1)	$668.9	$2,033.3	$379.0	$—
Others	11,481.4	15,176.4	17,831.9	19,220.5

Total net revenue	12,150.3	17,209.7	18,210.9	19,220.5
Cost of revenue	(15,661.5)	(16,564.0)	(16,549.2)	(16,638.5)

Gross profit (loss)	(3,511.2)	645.7	1,661.7	2,582.0

Operating expenses:
Research and development	(375.3)	(412.7)	(409.8)	(492.8)
General and administrative	(657.8)	(677.6)	(651.9)	(625.6)
Sales and marketing	(561.2)	(64.4)	(66.5)	(78.4)

Total operating expenses	(1,594.3)	(1,154.7)	(1,128.2)	(1,196.8)

Income (Loss) from operations	(5,105.5)	(509.0)	533.5	1,385.2

Other income (expenses), net	116.7	2,320.6	(455.8)	(464.4)

Income (Loss) before income tax and non-controlling interests	(4,988.8)	1,811.6	77.7	920.8
Income tax benefit (expense)	420.7	99.3	(45.5)	(131.5)

Income (Loss) before non-controlling interests	(4,568.1)	1,910.9	32.2	789.3
Net (income) loss attributable to non-controlling interests	149.4	(266.2)	(47.4)	(67.5)

Net income (loss) attributable to ChipMOS	$(4,418.7)	$1,644.7	$(15.2)	$721.8

Earnings (Loss) per share(2):
Basic	$(223.35)	$68.61	$(0.57)	$26.27
Diluted	$(230.15)	$67.38	$(0.57)	$25.50
Weighted-average number of shares outstanding(2):
Basic	19.8	24.0	26.6	27.5
Diluted	22.3	26.8	26.6	28.3

	Year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$
	(in millions, except per share data)
Consolidated Statement of Operations Data:
US GAAP:
Net revenue	$12,150.3	$17,209.7	$18,210.9
Cost of revenue	(15,691.0)	(16,634.9)	(16,612.5)

Gross profit (loss)	(3,540.7)	574.8	1,598.4
Other operating income	97.2	5,039.6	120.6
Operating expenses	(1,726.5)	(2,670.6)	(1,307.5)

Income (Loss) from operations	(5,170.0)	2,943.8	411.5
Non-operating income (expenses), net	2.2	(1,197.4)	(301.9)

Income (Loss) before income tax and non-controlling interests	(5,167.8)	1,746.4	109.6

Net income (loss) attributable to ChipMOS	$(4,550.3)	$1,616.9	$46.1

Earnings (Loss) per share(2):
Basic	$(230.00)	$67.45	$1.73
Diluted	$(236.60)	$66.35	$1.71
Weighted-average number of shares outstanding(2):
Basic	19.8	24.0	26.6
Diluted	20.8	26.8	26.9

(1)	Related parties include Mosel Vitelic Inc., or Mosel, Siliconware Precision Industries Co. Ltd., or Siliconware Precision, ProMOS Technologies Inc., or ProMOS and DenMOS Technology Inc., or DenMOS. Commencing April 1, 2011, Mosel and its direct and indirect subsidiaries are no longer related parties of the Company as collectively, they hold less than 10% interest in ChipMOS Bermuda and are no longer considered as having significant influence on the Company. Commencing April 1, 2011, Siliconware Precision held less than 10% interest in ChipMOS Bermuda and was no longer a major shareholder of the Company.
(2)	The outstanding shares and per share information reflect the reverse stock split of the Company’s common stock with a ratio of 1-for-every-4 shares effective on January 21, 2011.

	As of December 31,
	2012	2013	2013
	NT$	NT$	US$
	(in millions)
Consolidated Statements of Financial Position Data:
IFRSs:
Non-current assets:
Available-for-sale financial assets	$11.6	$8.6	$0.3
Property, plant and equipment	12,475.3	12,811.9	429.5
Other non-current assets	726.2	330.4	11.1

	13,213.1	13,150.9	440.9

Current assets:
Inventories	1,687.9	1,519.4	50.9
Accounts and notes receivable	4,120.1	4,114.6	137.9
Other current assets	914.7	450.6	15.1
Cash and cash equivalents	8,863.6	13,372.8	448.3

	15,586.3	19,457.4	652.2

Total assets	$28,799.4	$32,608.3	$1,093.1

Equity and liabilities:
Equity attributable to equity holders of the Company	11,593.6	13,564.7	454.7
Non-controlling interests	3,995.7	7,024.9	235.5

Total equity	15,589.3	20,589.6	690.2

Non-current liabilities:
Bank loans—non-current portion	6,739.9	3,889.0	130.4
Other non-current liabilities	566.2	584.7	19.6

	7,306.1	4,473.7	150.0

Current liabilities:
Accounts payable	890.1	956.8	32.1
Payable to contractors and equipment suppliers	484.6	858.2	28.8
Other payables	1,669.2	1,541.4	51.6
Other current liabilities	265.8	527.1	17.6
Bank loans—current portion	2,227.8	2,874.8	96.4
Short-term bank loans	366.5	786.7	26.4

	5,904.0	7,545.0	252.9

Total liabilities	13,210.1	12,018.7	402.9

Total equity and liabilities	$28,799.4	$32,608.3	$1,093.1

	As of December 31,
	2009	2010	2011	2012
	NT$	NT$	NT$	NT$
	(in millions)
Consolidated Balance Sheet Data:
ROC GAAP:
Current assets:
Cash and cash equivalents	$3,884.8	$7,143.3	$7,357.9	$9,319.0
Restricted cash and cash equivalents	243.8	546.8	285.1	174.5
Financial assets at fair value through profit and loss	119.0	3.0	—	—
Investment with no active market	100.0	—	—	—
Notes receivable	27.9	14.0	5.7	5.0
Accounts receivable
—related parties(1)	0.2	258.0	—	—
—third parties	2,441.8	2,816.0	3,666.5	3,992.2
Other receivables
—related parties(1)	—	66.4	—	—
—third parties	130.1	182.0	73.2	149.9
Inventories	862.1	1,279.8	1,533.9	1,687.9
Deferred income tax, net	356.4	278.7	76.6	77.8
Prepaid expenses and other current assets	265.1	202.3	92.3	131.8
Total current assets	8,431.2	12,790.3	13,091.2	15,538.1
Long-term investments	220.0	10.5	39.1	11.6
Property, plant and equipment—net	20,769.0	17,273.0	13,896.1	12,108.0
Intangible assets—net	102.8	94.2	100.5	178.9
Other assets	833.2	1,147.0	1,154.2	912.8
Total assets	30,356.2	31,315.0	28,281.1	28,749.4
Current liabilities:
Short-term bank loans	2,363.3	1,494.7	546.9	366.5
Current portion of long-term loans	1,553.9	4,925.7	684.0	2,227.8
Convertible notes	—	65.8	—	—
Accounts payable	738.0	690.1	1,130.8	890.1
Payables to contractors and equipment suppliers	201.2	790.6	415.4	484.6
Other payables	696.1	896.7	1,081.5	1,008.4
Current portion of capital leases payable	821.2	822.0	—	—
Accrued expenses and other current liabilities	525.7	990.9	830.9	767.0
Total current liabilities	6,921.5	10,697.5	4,712.2	5,775.6
Long-term liabilities	13,475.2	6,566.4	8,579.6	6,829.3
Other liabilities	7.3	7.7	6.0	175.4
Total liabilities	20,404.0	17,271.6	13,297.8	12,780.3
Total equity (including non-controlling interests)	$9,952.2	$14,043.4	$14,983.3	$15,969.1

	As of December 31,
	2009	2010	2011
	NT$	NT$	NT$
	(in millions)
Consolidated Balance Sheet Data:
US GAAP:
Current assets:
Cash and cash equivalents	$3,884.8	$7,143.3	$7,357.9
Restricted cash and cash equivalents	243.8	546.8	285.1
Financial assets at fair value through profit and loss	119.0	3.0	—
Available-for-sale financial assets	100.0	—	—
Notes receivable	27.9	14.0	5.7
Accounts receivable
—related parties(1)	0.2	258.0	—
—third parties	2,441.8	2,816.0	3,666.5
Other receivables
—related parties(1)	—	66.4	—
—third parties	130.1	182.0	73.2
Inventories	863.1	1,280.9	1,534.9
Deferred income tax, net	350.2	272.5	70.4
Prepaid expenses and other current assets	265.1	202.3	92.3
Total current assets	8,426.0	12,785.2	13,086.0
Long-term investments	220.0	10.5	39.1
Property, plant and equipment—net	20,474.4	16,924.1	13,501.0
Intangible assets—net	102.8	94.2	100.5
Other assets	893.2	1,221.1	1,237.6
Total assets	30,116.4	31,035.1	27,964.2
Current liabilities:
Short-term bank loans	2,363.3	1,494.7	546.9
Current portion of long-term loans	1,553.9	4,925.7	684.0
Convertible notes	—	65.8	—
Accounts payable	738.0	690.1	1,130.8
Payables to contractors and equipment suppliers	201.2	790.6	415.4
Other payables	696.1	896.7	1,081.5
Current portion of capital leases payable	821.2	822.0	—
Accrued expenses and other current liabilities	525.7	990.9	830.9
Total current liabilities	6,921.5	10,697.5	4,712.2
Long-term liabilities	13,475.2	6,566.4	8,579.6
Other liabilities	286.1	398.6	383.5
Total liabilities	20,682.8	17,662.5	13,675.3
Total equity (including non-controlling interests)	$9,433.6	$13,372.6	$14,288.9

(1)	Related parties include Mosel, Siliconware Precision, ProMOS and DenMOS. Commencing April 1, 2011, Mosel and its direct and indirect subsidiaries are no longer related parties of the Company as collectively, they hold less than 10% interest in ChipMOS Bermuda and are no longer considered as having significant influence on the Company. Commencing April 1, 2011, Siliconware Precision held less than 10% interest in ChipMOS Bermuda and was no longer a major shareholder of the Company.

	Year ended December 31,
	2012	2013	2013
	NT$	NT$	US$
	(in millions)
Consolidated Statement of Cash Flows Data:
IFRSs:
Capital expenditures	$2,817.9	$3,624.9	$121.5
Depreciation and amortization	4,631.8	3,294.9	110.5
Net cash generated from (used in):
Operating activities	4,527.0	6,223.2	208.6
Investing activities	(2,599.8)	(3,005.6)	(100.7)
Financing activities	(312.3)	1,305.2	43.7
Net increase in cash and cash equivalents	$1,614.9	$4,522.8	$151.6

	Year ended December 31,
	2009	2010	2011	2012
	NT$	NT$	NT$	NT$
	(in millions)
Consolidated Statement of Cash Flows Data:
ROC GAAP:
Capital expenditures	$3,479.7	$4,237.3	$2,319.3	$2,776.6
Depreciation and amortization	6,524.6	6,281.6	5,677.6	4,631.9
Net cash provided by (used in):
Operating activities	781.0	8,688.9	5,898.0	4,735.3
Investing activities	(1,042.5)	(2,454.2)	(3,250.7)	(2,594.9)
Financing activities	(2,503.8)	(2,959.5)	(2,464.6)	(162.7)
Effect of exchange rate changes on cash	(1.8)	(16.8)	31.9	(16.6)
Net increase (decrease) in cash and cash equivalents	$(2,767.1)	$3,258.4	$214.6	$1,961.1

	Year ended December 31,
	2009	2010	2011
	NT$	NT$	NT$
	(in millions)
Consolidated Statement of Cash Flows Data:
US GAAP:
Net cash provided by (used in):
Operating activities	$1,633.4	$8,504.0	$6,179.6
Investing activities	(1,042.5)	(2,454.2)	(3,250.7)
Financing activities	(2,503.8)	(2,959.5)	(2,464.6)
Net increase (decrease) in cash and cash equivalents	$(1,912.9)	$3,090.3	$464.3

Exchange Rates

References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This Annual Report on Form 20-F contains translations of certain NT dollar amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2013, which was NT$29.83 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all. On April 18, 2014, the noon buying rate was NT$30.17 to US$1.00.

The following table sets out, for the years and the months indicated, information concerning the number of NT dollars for which one US dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT dollars per US dollar noon buying rate
	Average	High	Low	Period-end
2009	33.02	35.21	31.95	31.95
2010	31.50	32.43	29.14	29.14
2011	29.38	30.67	28.50	30.27
2012	29.56	30.28	28.96	29.05
2013	29.68	30.20	28.93	29.83
October	29.38	29.49	29.32	29.42
November	29.52	29.65	29.37	29.59
December	29.72	30.03	29.53	29.83
2014
January	30.14	30.31	29.90	30.31
February	30.31	30.37	30.25	30.29
March	30.40	30.65	30.24	30.45
April (through 18, 2014)	30.17	30.29	29.99	30.17

Sources: Federal Reserve Bank of New York.

Risk Factors

Risks Relating to Economic Conditions and the Financial Markets

The global credit and financial markets crisis could materially and adversely affect our business and results of operations.

Disruptions in global credit and financial markets may occur that cause diminished liquidity and limited availability of credit, reduced consumer confidence, reduced economic growth, increased unemployment rates and uncertainty about economic stability. Limited availability of credit in financial markets may lead consumers and businesses to postpone spending. This in turn may cause our customers to cancel, decrease or delay their existing and future orders with us. Financial difficulties experienced by our customers or suppliers as a result of these conditions could lead to production delays and delays or defaults in payment of accounts receivable. Continuing credit markets disruption restricts our access to capital and limits our ability to fund operations or to refinance maturing obligations as they become due through additional borrowing or other sources of financing. We are not able to predict the duration or extent of disruptions in global credit and financial markets that occurred in and since 2009 and through 2013. These conditions increase the difficulty of accurately forecasting and planning our business activities. If these conditions and uncertainties continue or if credit and financial markets and confidence in economic conditions further deteriorate, our business and results of operations could be materially and adversely affected.

Risks Relating to Our Industry

Because we depend on the highly cyclical semiconductor industry, which is characterized by significant and sometimes prolonged downturns from time to time, our revenue and earnings may fluctuate significantly, which in turn could cause the market price of our common shares to decline.

Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. All of our customers operate in this industry and variations in order levels from our customers and in service fee rates may result in volatility in our revenue and earnings. For instance, during periods of decreased demand for assembled semiconductors, some of our customers may even simplify, delay or forego final testing of certain types of semiconductors, such as dynamic random access memory or DRAM, further intensifying our difficulties. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns which have adversely affected our results of operations. In 2009, the semiconductor industry, especially the assembly and testing services for DRAM products sector, continued to experience the significant downturn that began in fourth quarter of 2008, and which has adversely affected our business. This industry downturn started to recover from the second quarter of 2009, and our revenue for 2010 increased 42% from 2009 levels. Our revenue for 2011 increased 6% from 2010 levels. Our revenue for 2012 increased 6% from 2011 levels. Our revenue for 2013 increased 0.7 % from 2012 levels and generated a profit of NT$1,335.3 million (US$44.8 million) in 2013. We cannot give any assurances that there will not be any downturn in the future or that any future downturn will not affect our results of operations.

Any deterioration in the market for end-user applications for semiconductor products would reduce demand for our services and may result in a decrease in our earnings.

Market conditions in the semiconductor industry track, to a large degree, those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors we test and assemble could reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Our revenue is largely attributable to fees derived from testing and assembling semiconductors for use in personal computers, communications equipment, consumer electronic products and display applications. A significant decrease in demand for products in these markets could put pricing pressure on our testing and assembly services and negatively affect our revenue and earnings. Weak demand for LCD and other flat-panel display products began in 2007 and has since adversely affected our operating results in 2008, 2009, and 2010. The LCD driver market started to recover in the second quarter of 2009 and the positive recovery trend continued through 2013. We cannot give any assurances that there will not be any downturn in the future or that any future downturn will not affect our results of operations. Any significant decrease in demand for end-user applications of semiconductors will negatively affect our revenue and earnings.

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

In recent years, integrated device manufacturers, or IDMs, have increasingly outsourced stages of the semiconductor production process, including testing and assembly, to independent companies like us to shorten production cycles. In addition, the availability of advanced independent semiconductor manufacturing services has also enabled the growth of so-called “fabless” semiconductor companies that focus exclusively on design and marketing and outsource their manufacturing, testing and assembly requirements to independent companies. A substantial portion of our revenue is indirectly generated from providing semiconductor assembly and testing services to these IDMs and fabless companies. We cannot assure you that these companies will continue to outsource their testing and assembly requirements to independent companies like us. A reversal of, or a slowdown in, this outsourcing trend could result in reduced demand for our services, which in turn could reduce our profitability.

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

We are highly dependent on the market for memory products. A downturn in market prices for these products could significantly reduce our revenue and profit.

A significant portion of our revenue is derived from testing and assembling memory semiconductors. Our revenue derived from the testing and assembly of memory semiconductors accounted for 55% and 50% of our revenue in 2012 and 2013, respectively. In the past, our service fees for testing and assembling memory semiconductors were sharply reduced in tandem with the decrease in the average selling price of DRAM in the semiconductor industry. The continuing oversupply of DRAM products in 2008 and the weak demand in the DRAM market in the period from 2009 to 2013 resulted in significant reductions in the price of DRAM products, which in turn drove down the average prices for our testing and assembly services for DRAM products in these periods. We cannot assure you that there will not be further downturns in DRAM prices in the future.

A decrease in market demand for LCD and other flat-panel display driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.

Our testing and assembly services for LCD and other flat-panel display driver semiconductors generated revenue of NT$4,356 million and NT$4,781 million (US$160 million) in 2012 and 2013, respectively. We invested NT$981 million and NT$2,054 million (US$69 million) in 2012 and 2013, respectively, on equipment for tape carrier package, or TCP, chip-on-film, or COF and chip-on-glass, or COG, technologies, which are used in testing and assembly services for LCD and other flat-panel display driver semiconductors. Most of this equipment may not be used for technologies other than TCP, COF or COG. The market demand for LCD and other flat-panel display driver semiconductors and related testing and assembly services increased in 2013 compared to the market demand in 2012. Any significant decrease in demand for these products and our related services, however, would significantly impair our capacity utilization rates. That may result in our inability to generate sufficient revenue to cover the significant depreciation expenses for the equipment used in testing and assembling LCD and other flat-panel display driver semiconductors, thereby negatively affecting our profitability. See also “— Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected”.

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.

We have a significant level of debt and interest expense. As of December 31, 2013, we had approximately NT$3,889 million (US$130 million) and NT$3,661 million (US$123 million) outstanding long-term and short-term indebtedness, respectively. Our long-term indebtedness as of December 31, 2013, represented bank loans with an interest rate between 1.73% and 3.1645%. As of December 31, 2013, NT$6,764 million (US$227 million) of our indebtedness was secured by collateral comprised of assets owned by ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan, ThaiLin Semiconductor Corp., or ThaiLin and ChipMOS TECHNOLOGIES (Shanghai) LTD., or ChipMOS Shanghai.

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

On January 5, 2006, our board established a special committee to evaluate the circumstances surrounding the indictment of Mr. Cheng. The special committee engaged K&L Gates LLP (formerly Kirkpatrick & Lockhart Preston Gates Ellis LLP) as its independent international legal counsel, Baker & McKenzie as its independent ROC legal counsel, and Ernst & Young (formerly Diwan, Ernst & Young) as its financial advisor to assist in its investigation. As of March 31, 2014, the special committee was solely comprised of Mr. Yeong-Her Wang, our independent director.

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

On October 1, 2007, the Taipei District Court found Mr. Shih-Jye Cheng not guilty, and on October 22, 2007, the prosecutor appealed the Taipei District Court decision at the Taiwan High Court. The Taiwan High Court (the “High Court”) held four trial hearings in 2008, six trial hearings in 2009, six trial hearings in 2010, two trial hearings in 2011, four trial hearings in 2012 and five trial hearings in 2013. On September 3, 2013, the High Court rendered a not guilty verdict for all defendants in the matter, including Mr. Shih-Jye Cheng. On September 18, 2013, the Taiwan High Court Prosecutor’s Office has filed a petition for appeal against the decision dated September 3, 2013 to Taiwan’s Supreme Court (the “Supreme Court”). As of the date of this Annual Report on Form 20-F, the matter is now under Supreme Court’s assessment and no trial hearing date has been scheduled.

Theoretically, as a result of prosecutor’s appeal, the case may revert to High Court and Mr. Cheng may still be convicted of one or more charges in the indictment. In addition, new evidence that leads to additional criminal charges and/or an adverse judgment against Mr. Cheng may be produced during the ongoing criminal investigation, and the special committee may make recommendations to our board in respect of Mr. Cheng’s positions with us or our subsidiaries. However, up to the present, no new evidence or charge has been presented or collected by the prosecutor or the Court. Therefore, we are reasonably confident that the non-guilty judgment for Mr. Cheng will be maintained by the Taiwan High Court. If Mr. Cheng is convicted, or in light of any new developments, the special committee may recommend or our board of directors may otherwise decide that it is in the Company’s best interests that Mr. Cheng no longer serves in all or some of his current capacities with us or our subsidiaries, or if Mr. Cheng resigns as a result of a final adverse judgment rendered against him by the court, or otherwise, the public perception of us may be seriously harmed and we would lose some or all of the services of Mr. Cheng. In addition, if Mr. Cheng is convicted and sentenced to imprisonment, the ROC Financial Supervisory Commission may subject ChipMOS Taiwan or ThaiLin to certain restrictions on financing activities if Mr. Cheng continues to serve as the chairman or president of ChipMOS Taiwan. Mr. Cheng is very important to our current on-going business operations and our relationships with our customers and financing sources, and our loss of his services due to any adverse publicity from the trial or conviction of Mr. Cheng or other key personnel could materially and adversely affect our business, reputation and prospects and therefore cause our stock price to decline.

We depend on key customers for a substantial portion of our revenue and a loss of, or deterioration of the business from, or delayed payment by, any one of these customers could result in decreased revenue and materially adversely affect our results of operations and financial condition.

We depend on a small group of customers for a substantial portion of our business. In 2013, our top five customers, collectively accounted for 56% of our revenue. As part of our strategy, we have been focusing on sales to key customers through long-term service agreements. We also focus on our business with smaller customers and customers who do not place orders on a regular basis. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our revenue. Any adverse development in our key customers’ operations, competitive position or customer base could materially reduce our revenue and adversely affect our business and profitability.

In the past, our top customers have defaulted on their payment obligations under certain long-term service agreements. For example, ProMOS has defaulted in its payment obligations to us in March 2008. Between the period of November 2008 to May 2009, we revised our contract terms and conditions with ProMOS to include provision of collateral, prepayments and pledges of wafer, Work-In-Process, or WIP, existing finished goods as lien material and secured equipment mortgage for ProMOS’ payment obligations. ProMOS has been making timely payments since 2012. See “Item 4. Information on the Company—Customers” for more information.

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

Since semiconductor companies generally rely on service providers with whom they have established relationships to meet their testing and assembly needs for their applications and new customers usually require us to pass a lengthy and rigorous qualification process, if we lose any of our key customers, we may not be able to replace them in a timely manner. We cannot assure you that receivable collection difficulties experienced by us will not occur in the future. If any of our key customers reduces or cancels its orders or terminates existing contractual arrangements, and if we are unable to attract new customers and establish new contractual arrangements with existing or new customers, our revenue could be reduced and our business and results of operations may be materially adversely affected.

Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected.

Our operations are characterized by a high proportion of fixed costs. For memory and logic/mixed-signal semiconductor testing services, our fixed costs represented 65% and 57% of our total cost of revenue in 2012 and 2013, respectively. For memory and logic/mixed-signal semiconductor assembly services, our fixed costs represented 21% and 20% of our total cost of revenue in 2012 and 2013, respectively. For LCD and other flat-panel display driver semiconductor testing and assembly services, our fixed costs represented 49% and 45% of our total cost of revenue in 2012 and 2013, respectively. For bumping services, our fixed costs represented 21% and 19% of our total cost of revenue in 2012 and 2013, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our testing and assembly equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates can significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In the past, our capacity utilization rates have fluctuated significantly as a result of the fluctuations in the market demand for semiconductors. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected. In addition, we have entered into various long-term assembly and testing services agreements with certain of our customers that may require us to incur significant capital expenditures. If we are unable to achieve high capacity utilization rates for the equipment purchased pursuant to these agreements, our gross margins may be materially and adversely affected.

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

These and other factors have, from time to time, contributed to lower production yields. They may do so in the future, particularly as we expand our capacity or change our processing steps. In addition, to be competitive, we must continue to expand our offering of packages. Our production yields on new packages typically are significantly lower than our production yields on our more established packages. Our failure to maintain high standards or acceptable production yields, if significant and prolonged, could result in a loss of customers, increased costs of production, delays, substantial amounts of returned goods and related claims by customers. Further, to the extent our customers have set target production yields, we may be required to compensate our customers in a pre-agreed manner. Any of these problems could materially adversely affect our business reputation and result in reduced revenue and profitability.

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

We are subject to the SEC’s reporting obligations, and beginning in our Annual Report on Form 20-F for the year ended December 31, 2006, we have been required by the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report of management on our internal control over financial reporting in our Annual Report on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. Beginning in fiscal year 2007, our independent public registered accounting firm has audited the effectiveness of our internal control over financial reporting. Although our management concluded that our internal controls are effective in this Annual Report on Form 20-F, and our independent public registered accounting firm has rendered its opinion that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria set forth in Internal Control – Integrated Framework (1992) issued by Committee of Sponsoring Organization of the Treadway Commission (COSO), our management may not conclude that our internal controls are effective in the future. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, it may decline to attest to our management’s assessment or may issue an adverse opinion in the future. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares.

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

Currently, most of our revenue is denominated in NT dollars. Our cost of revenue and operating expenses, on the other hand, are incurred in several currencies, including NT dollars, Japanese yen, US dollars and Renminbi, or RMB. In addition, a substantial portion of our capital expenditures, primarily for the purchase of testing and assembly equipment, has been, and is expected to continue to be, denominated in Japanese yen with much of the remainder in US dollars. We also have debt denominated in NT dollars, Japanese yen, US dollars and RMB. Fluctuations in exchange rates, primarily among the US dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins in NT dollar terms. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar terms. Despite selective hedging and other techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.

We may not be successful in our acquisitions, investments, joint ventures and dispositions, and may therefore be unable to implement fully our business strategy.

As part of our growth strategy, we may make acquisitions and investments in companies and businesses, establish joint ventures or make dispositions of our interests. For example, in February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision and the transaction was completed in January 2011. In April 2013, as part of ChipMOS Taiwan’s listing plan on the Taiwan Stock Exchange (“TWSE”), we completed the sale of 6.5 million or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares to ChipMOS Taiwan’s underwriters and to certain others, including non-US employees of ChipMOS Taiwan. From September to October 2013, we sold 180 million or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares to investors. After the completion of the aforesaid sales, the Company held approximately 523 million ChipMOS Taiwan shares, representing 62.1% of the total number of ChipMOS Taiwan’s outstanding shares. On April 9, 2014, ChipMOS Bermuda further sold 1.3 million ChipMOS Taiwan shares as “green shoe” option to market investors. As of the date of this Annual Report on Form 20-F, we continue to own approximately 522 million or 60.4% of ChipMOS Taiwan’s outstanding shares. See “Item 3. —Risk Relating to Our Corporate Structure—ChipMOS Taiwan’s ability to maintain its listing and trading status on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the main board of Taiwan Stock Exchange or satisfy other eligibility requirements that may be required of it in the future.”

In November 2012, pursuant to a Registration Statement on Form F-3 declared effective on September 5, 2012, ThaiLin sold 2,000,000 of our common shares under a secondary offering (the “Secondary Offering”). In May 2013, ThaiLin completed its sale of 380,506 of our common shares to Tokyo Seimitsu Co., Ltd. (“Tokyo Seimitsu”). In November 2013 and January 2014, ThaiLin sold 2,000,000 and 2,093,705 of our commons shares back to ChipMOS Bermuda, respectively. The success of our acquisitions, investments, joint ventures and dispositions depends on a number of factors, including:

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

We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to hire a substantially greater number of skilled employees in connection with our expansion plans. In particular, we depend on a number of skilled employees in connection with our LCD and other flat-panel display driver semiconductor testing and assembly services, and the competition for such employees in Taiwan and Mainland China is intense. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance for any of our executive officers nor do we have employment contracts with any of our executive officers or employees, and, as a result, none of our executive officers or employees is bound by any non-competition agreement. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could affect our ability to provide our services, resulting in reduced revenue and earnings. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract additional personnel. As of March 31, 2014, 12.5% of the workforce at our facilities are foreign workers employed by us under work permits that are subject to government regulations on renewal and other terms. Consequently, if the regulations in Taiwan relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost, we may be unable to maintain or increase our level of services and may suffer reduced revenue and earnings.

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

Certain of our operations are conducted through companies that we do not fully own. For example, certain current consolidated operations are conducted through ChipMOS Taiwan, our 62.1% subsidiary as of March 31, 2014, ThaiLin, ChipMOS Taiwan’s 47.5% owned subsidiary as of March 31, 2014, and ChipMOS Shanghai, ThaiLin’s wholly-owned subsidiary as of March 31, 2014. We also conduct other activities through our affiliated entities. See also “—Risk Relating to Our Corporate Structure—ChipMOS Taiwan’s ability to maintain its listing and trading status on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the main board of Taiwan Stock Exchange or satisfy other eligibility requirements that may be required of it in the future” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

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

Our principal executive offices and most of our testing and assembly facilities are located in Taiwan. As a result, our business, financial condition and results of operations and the market price of our common shares may be affected by changes in ROC governmental policies, as well as social instability and diplomatic and social developments in or affecting Taiwan which are beyond our control. For example, the ROC has a unique international political status. The PRC government regards Taiwan as a renegade province and does not recognize the legitimacy of the ROC as an independent country. Although significant economic and cultural relations have been positively strengthened in recent years between the ROC and the PRC, relations have often been strained. In March 2005, the PRC government enacted the “Anti-Secession Law” codifying its policy of retaining the right to use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by the ROC to accept the PRC’s stated “One China” policy. On March 18, 2014, students and certain civic groups have initiated the Sunflower Student Movement as a protest movement in the Legislative Yuan and, later, also the Executive Yuan of the Republic of China (Taiwan). The activists protested the passing of the Cross-Strait Service Trade Agreement (“CSSTA”) by the ruling party Kuomintang (“KMT”) at the legislature without a clause-by-clause review. The protesters perceive the passage of CSSTA failed to meet the required formal procedures and that the ratification of CSSTA with China would hurt Taiwan’s economy and leave it vulnerable, among others, to political pressure from Beijing, while the supporters view the trade pact would allow the two sides to conduct business operations more freely in each other’s services market. The Sunflower Student Movement marks the first time that legislature has been occupied by citizens in the history of Taiwan. On April 10, 2014, the 24-days occupation of the Legislative Yuan has concluded, however several demonstrations are still continuing.

Past developments related to the interaction between the ROC and the PRC have on occasion depressed the market prices of the securities of Taiwanese or Taiwan-related companies, including our own. We cannot assure you any contentious situations between Taiwan and China will resolve in maintaining the current status quo or remain peaceful. Relations between the ROC and the PRC and other factors affecting military, political or economic stability in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common shares.

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

Certain regions we operate in are particularly susceptible to earthquakes and associated natural disasters. For example, in late 1999, Taiwan suffered severe earthquakes which caused significant property damages and loss of life, particularly in the central part of Taiwan. The earthquakes damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. We experienced an aggregate of NT$8 million in damages to our machinery and equipment, facilities, inventory and five days of delay in production schedule as a result of the event. In March 2011, Sendai of Japan registered an earthquake of 9.0 Mw (moment magnitude scale) off the coast of Japan (the “Sendai Earthquake”). The Sendai Earthquake was recorded as most powerful earthquake to hit Japan and the fourth most powerful earthquake in the world. The earthquake triggered tsunami warnings and evacuations along Japan’s Pacific coast and in at least 20 countries, including Taiwan and Mainland China. In April 2013, an earthquake registering a magnitude of approximately 6.6-7.0 Mw with epicenter located in Lushan County, Ya’an, Sichuan (the “Lushan Earthquake”). ReliefWeb, part of the United Nations Office for the Coordination of Humanitarian Affairs (OCHA) released information on July 23, 2013 confirming 196 deaths and up to 2 persons missing and 14,785 injured victim reports.

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

The production facilities of many of our suppliers, customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan and Mainland China. If our customers are adversely affected by natural disasters or other events occurring in or affecting these geographic areas, it could result in a decline in the demand for our testing and assembly services. If our suppliers and providers of complementary semiconductor manufacturing services are affected by such events, our production schedule could be halted or delayed. As a result, a major earthquake, snowstorm, other natural disaster, industrial strike, industrial accident or other disruptive event occurring in or affecting Taiwan or Mainland China could severely disrupt our normal operation of business and have a material adverse effect on our financial condition and results of operations.

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

The ability of our subsidiaries to pay dividends or make other distributions to us is restricted by, among other things, the availability of funds and the terms of various credit arrangements entered into by our subsidiaries, as well as statutory and other legal restrictions. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries located in Taiwan to distribute dividends to us, we cannot assure you that the relevant regulations will not be changed and that the ability of our subsidiaries to distribute dividends to us will not be restricted in the future. A Taiwan company is generally not permitted to distribute dividends or to make any other distributions to shareholders for any year in which it did not have either earnings or retained earnings (excluding reserves). In addition, before distributing a dividend to shareholders following the end of a fiscal year, the company must recover any past losses, pay all outstanding taxes and set aside 10% of its annual profit (less prior years’ losses and outstanding taxes) as a legal reserve until the accumulated legal reserve equals its paid-in capital, and may set aside a special reserve.

In addition, PRC law requires that our PRC-incorporated subsidiary only distributes dividends out of its profit, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, it is also required to set aside at least 10% of its after-tax profit each year into its reserve fund until the accumulated legal reserve amounts to 50% of its registered capital. PRC-incorporated companies are further required to maintain a bonus and welfare fund at percentages determined at their sole discretion. The reserve fund and the bonus and welfare fund are not distributable as dividends. Moreover, a ROC-incorporated company is only able to declare dividends at its annual general meeting of shareholders, which cannot occur until after completion of its annual financial statements. Any limitation on dividend payments by our subsidiaries could materially adversely affect our ability to grow, fund investments, make acquisitions, pay dividends, repay or repurchase outstanding indebtedness, and otherwise fund and conduct our business.

Baupost Group LLC/MA and He & Fang 2005 Revocable Living Trust, our two largest shareholders, may have significant influence over our company and may cause us to take actions that may not be, or refrain from taking actions that may be, in our best interest or the best interest of our other shareholders.

As of March 31, 2014, Baupost Group LLC/MA owned 11.0% of our common shares according to the 13G filed by Baupost Group LLC/MA on February 13, 2014. He & Fang 2005 Revocable Living Trust owned 8.7% of our common shares according to the 13G/A filed by He Zhengxu with SEC on January 8, 2014. These two largest shareholders, individually or collectively, through their equity interests may have significant influence over matters submitted to our shareholders for approval and other corporate actions, such as:

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

Even though trading on the Emerging Stock Board of Gre Tai Securities Market of ChipMOS Taiwan’s shares under stock code “8150” commenced on April 19, 2013, ChipMOS Taiwan will continue to depend on its shareholders, ChipMOS Bermuda and Siliconware Precision, to meet its equity financing requirements prior to consummation of its plan of listing on the TWSE. On January 28, 2014, the Review Committee of the TWSE has approved the listing application of ChipMOS Taiwan to be listed on the TWSE and ChipMOS Taiwan subsequently became listed and commenced trading on the main board of TWSE on April 11, 2014. See “—ChipMOS Taiwan’s ability to maintain its listing and trading status on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the main board of Taiwan Stock Exchange or satisfy other eligibility requirements that may be required of it in the future.” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”. Any capital contribution by us to ChipMOS Taiwan may require the approval of the relevant stock exchange or other ROC authorities. For example, any capital contribution by us to ChipMOS Taiwan will require the approval of the authorities of the Science Park Administration. We may not be able to obtain any such approval in the future in a timely manner, or at all. If ChipMOS Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations, and as a result ChipMOS Bermuda’s ability to grow and conduct our business, may be materially adversely affected.

ChipMOS Taiwan’s ability to maintain its listing and trading status on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the main board of Taiwan Stock Exchange or satisfy other eligibility requirements that may be required of it in the future.

On March 14, 2013, the Board of Directors of ChipMOS Bermuda approved a plan for listing ChipMOS Taiwan on Taiwan’s Emerging Stock Board in the second quarter of 2013 and listing ChipMOS Taiwan on the TWSE in the second quarter of 2014. The Company subsequently engaged underwriters to provide assistance to the Company and to ChipMOS Taiwan necessary to accomplish such goals. The trading of shares of ChipMOS Taiwan on Taiwan’s Emerging Stock Board of Gre Tai Securities Market under stock code “8150” commenced on April 19, 2013. On January 28, 2014, the Review Committee of the TWSE has approved the listing application of ChipMOS Taiwan to be listed on the TWSE and ChipMOS Taiwan subsequently became listed and commenced trading on the main board of TWSE on April 11, 2014.

Whether requirements can be satisfied for ChipMOS Taiwan’s continued trading on the main board of TWSE depends in part on market conditions and other factors not within the control of the Company or ChipMOS Taiwan. For these reasons there can be no assurance that ChipMOS Taiwan’s shares will continue to be listed or traded on the TWSE.

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

Our bye-laws provide that our board of directors is divided into three classes of directors, each class to be re-elected only once every three years. As a result, shareholders would not generally be able to replace a majority of the directors until after two annual general meetings. In addition, any extraordinary corporate transaction such as a merger, amalgamation or consolidation, or a sale or transfer of all or substantially all of our assets cannot be done without the approval of shareholders representing 70% of the total voting rights of all shareholders having the right to vote at such general meeting called to consider such extraordinary transaction. These provisions in our constitutive documents may increase the difficulty faced by a party which seeks to acquire control of our board or to approve an extraordinary transaction.

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

Sales of substantial amounts of shares in the public market, the perception that future sales may occur, or the pledge of a substantial portion of our common shares could depress the prevailing market price of our shares. As of March 31, 2014, we had approximately 30 million common shares issued and outstanding. As of March 31, 2014, Baupost Group LLC/MA, He & Fang 2005 Revocable Living Trust, and Siliconware Precision our three largest shareholders, owned 3,283,235, 2,583,637, and 2,243,749 common shares respectively, representing in the aggregate of approximately 27.2% of our outstanding common shares. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders”.

Mosel in the past decided to sell a significant portion of our common shares in order to raise funds. In June 2006, Mosel sold 1,739,130 common shares through its wholly-owned subsidiary, Giant Haven, under a shelf registration statement which has since expired. In addition, in March 2007, we issued 3,043,749 common shares pursuant to a share purchase and subscription agreement with ChipMOS Taiwan and Siliconware Precision, and we entered into a registration rights agreement in March 2007 with Siliconware Precision, pursuant to which we granted to Siliconware Precision certain rights to require us to register these common shares for sale under the Securities Act. In July 2007, Mosel sold 2,030,316 common shares through Giant Haven to ProMOS and Powertech Technology, and we then granted Giant Haven, ProMOS and Powertech Technology certain rights to require us to register these common shares for sale under the Securities Act. For a shareholder that is not our affiliate these shares may be resold pursuant to Rule 144 after lapse of the applicable holding period. In 2008, ProMOS failed to meet its payment obligations to ThaiLin. Subsequently in March 2009, ThaiLin acquired 1,015,158 common shares from ProMOS pursuant to its enforcement of the collateral under a Stock Pledge Agreement between ThaiLin and ProMOS dated December 3, 2008. Furthermore, each of Siliconware Precision, Mosel and ThaiLin may be able to sell, in any three-month period, that number of those ChipMOS common shares that each of Siliconware Precision, Mosel and ThaiLin owns, as the case may be, up to the greater of (i) one percent of our outstanding common shares or (ii) the average weekly trading volume of our common shares as reported on the NASDAQ Capital Market during the four calendar weeks prior to filing a notice under Rule 144(h) for any such sales pursuant to Rule 144(e) under the Securities Act. In November 2012, ThaiLin sold 2,000,000 common shares and Siliconware Precision sold 800,000 common shares pursuant to a Secondary Offering. In May 2013, ThaiLin completed its sale of 380,506 of our common shares to Tokyo Seimitsu. In November 2013 and January 2014, ThaiLin sold 2,000,000 common shares and 2,093,705 commons shares back to ChipMOS Bermuda, respectively. After the transactions, ThaiLin did not hold any of our common shares. From April 2012 to March 2014, Mosel sold 2,267,270 common shares through its wholly-owned subsidiary, Giant Haven, under Rule 144.

On September 14, 2007, ChipMOS Bermuda issued 151,031 common shares pursuant to a share exchange transaction with ChipMOS Taiwan, under which ChipMOS Bermuda exchanged one common share for every 8.4 ChipMOS Taiwan shares then outstanding. Following the completion of the share exchange transaction, ChipMOS Taiwan became our wholly-owned subsidiary. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. In January 2011, the share purchase transaction was completed and we owned 84.2% of ChipMOS Taiwan’s outstanding shares as of December 31, 2011. On April 16, 2013, as part of ChipMOS Taiwan’s listing plan on the TWSE, we completed the sale of 6.5 million outstanding ChipMOS Taiwan shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TWSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan. From September 2, 2013 to October 3, 2013, we sold 180 million shares or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$20.0 per shares to investors. After the completion of the aforesaid sales the Company held approximately 523 million ChipMOS Taiwan shares, representing 62.1% of the total number of ChipMOS Taiwan’s outstanding shares. On April 9, 2014, ChipMOS Bermuda sold approximately 1.3 million ChipMOS Taiwan shares as “green shoe” option to market investors. As of the date of this Annual Report on Form 20-F, we continue to own approximately 522 million ChipMOS Taiwan shares, representing 60.4% of ChipMOS Taiwan’s outstanding shares. See “Item 3. Key Information—Risk Factors—Risk Relating to Our Corporate Structure— ChipMOS Taiwan’s ability to maintain its listing and trading status on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the main board of Taiwan Stock Exchange or satisfy other eligibility requirements that may be required of it in the future” for additional information on ChipMOS Taiwan’s listing plan. We plan to issue, from time to time, additional shares in connection with employee compensation and to finance possible future capital expenditures, investments or acquisitions. See “Item 6. Directors, Senior Management and Employees—Share Option Plan and Share Appreciation Rights Plan” for a discussion of the Share Option Plan that we have adopted for the benefit of all of our directors, officers, employees and consultants. The issuance of additional shares may have a dilutive effect on other shareholders and may cause the price of our common shares to decrease.

In addition, the indictment relating to Mr. Hung-Chiu Hu alleges that embezzled funds were used in investments by PacMOS Technologies Holdings Limited, or PacMOS, which, as of March 31, 2014, owned 2.5% of our outstanding common shares. As a result, PacMOS may be ordered by relevant authorities to dispose of its investments made with any embezzled funds, which may result in a sale of our shares by PacMOS. A sale of a significant number of our shares by PacMOS or our other current shareholders could depress our share price.

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

Our Structure and History

We are a holding company, incorporated in August 2000 under the Companies Act 1981 of Bermuda (as amended) (the “Bermuda Companies Act”), under the name “ChipMOS TECHNOLOGIES (Bermuda) LTD”. Our principal place of business is located at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China and our phone number is (+886) 3 563 3988. We provide most of our services in Taiwan through our subsidiary, ChipMOS Taiwan, in which we hold a majority ownership interest, and its subsidiaries and investees. We also provide services in Mainland China through ChipMOS Shanghai, a wholly-owned subsidiary of MODERN MIND TECHNOLOGY LIMITED, or Modern Mind, which is a wholly-owned subsidiary of ThaiLin. As of March 31, 2014, Baupost Group LLC/MA, owned 11.0% of our common shares, He & Fang 2005 Revocable Living Trust, owned 8.7% of our common shares, and Siliconware Precision, owned 7.5% of our common shares and 15.8% of ChipMOS Taiwan’s outstanding shares.

The following chart illustrates our corporate structure and our equity interest in each of our principal subsidiaries and affiliates as of the date of this Annual Report on Form 20-F.

Notes:

(1)	Under IFRSs 10 “Consolidated Financial Statements”, we are required to consolidate the financial results of any subsidiaries in which we hold a controlling interest or voting interest in excess of 50% or we have the power to direct or cause the direction of the management and policies, notwithstanding the lack of majority ownership. We consolidated the financial results of ChipMOS Taiwan, ChipMOS USA Inc., or ChipMOS USA, Modern Mind, its wholly-owned subsidiary, ChipMOS Shanghai and ThaiLin.

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

On March 27, 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed to 3,043,749 of our newly issued common shares through a private placement. As of March 31, 2007, we held 99.1% of the outstanding common shares of ChipMOS Taiwan. On September 14, 2007, we completed a share exchange transaction with ChipMOS Taiwan pursuant to which we exchanged one common share for every 8.4 ChipMOS Taiwan shares. In connection with the share exchange transaction, ChipMOS Bermuda and ChipMOS Taiwan paid in the aggregate NT$53 million in cash to purchase fractional shares and shares held by dissenting shareholders, and ChipMOS Bermuda issued 151,031 new common shares. Following the completion of the share exchange transaction, ChipMOS Taiwan became our wholly-owned subsidiary. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The share purchase transaction was completed in January 2011. On April 16, 2013, as part of ChipMOS Taiwan’s listing plan on the TWSE, we completed the sale of 6.5 million outstanding ChipMOS Taiwan shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TWSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan. From September 2, 2013 to October 3, 2013, we sold 180 million shares or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$20.0 per shares to investors. After the completion of the aforesaid sale, the Company held approximately 523 million ChipMOS Taiwan shares, representing 62.1% of the total number of ChipMOS Taiwan’s outstanding shares. On April 9, 2014, ChipMOS Bermuda sold approximately 1.3 million ChipMOS Taiwan shares as “green shoe” option to market investors. As of the date of this Annual Report on Form 20-F, we continue to own approximately 522 million ChipMOS Taiwan shares, representing 60.4% of ChipMOS Taiwan’s outstanding shares. See “Item 3. Key Information—Risk Factors—Risk Relating to Our Corporate Structure— ChipMOS Taiwan’s ability to maintain its listing and trading status on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the main board of Taiwan Stock Exchange or satisfy other eligibility requirements that may be required of it in the future” for additional information on ChipMOS Taiwan’s listing plan.

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

ThaiLin Semiconductor Corp. ThaiLin was incorporated in Taiwan in May 1996, and is listed on the Gre Tai Securities Market in Taiwan. It is engaged in the provision of semiconductor testing services. ChipMOS Taiwan acquired a 41.8% interest in ThaiLin in December 2002. Under applicable accounting principles, ThaiLin was consolidated into our consolidated financial statements in 2003 because ChipMOS Taiwan was deemed to exert significant control over ThaiLin through common directors and management.

On March 4, 2008, ChipMOS Taiwan made a loan in an amount of NT$145 million that bears interest at a rate of 4.69% per annum to Taiwan Kolin Co. Ltd., or Kolin, a major shareholder of ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary. NT$15 million of this loan was repaid in 2008. The loan is secured by a pledge by Kolin of 11 million common shares of ThaiLin. In 2013, the loan has been fully repaid and the subject pledge has been released accordingly. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—ThaiLin Semiconductor Corp.”

As of March 31, 2014, ChipMOS Taiwan held a 47.5% interest in ThaiLin. Mr. Shih-Jye Cheng, our chairman and chief executive officer and the director and chairman of ChipMOS Taiwan, is also a director of ThaiLin. In addition, four of the nine directors of ThaiLin are appointed by ChipMOS Taiwan. As of March 31, 2014 ThaiLin did not hold any of our outstanding shares. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—ThaiLin Semiconductor Corp.”

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

Semiconductors tested and assembled by us are used in personal computers, graphics applications, such as game consoles and personal digital assistants, or PDAs, communications equipment, such as cellular handsets, and consumer electronic products and display applications, such as flat-panel displays. In 2013, 23.7% of our revenue was derived from testing services for memory and logic/mixed-signal semiconductors, 32.4% from assembly services for memory and logic/mixed-signal semiconductors, 24.7% from LCD and other flat-panel display driver semiconductor testing and assembly services and 19.2% from bumping services for semiconductors.

Semiconductor Industry Trends

Growth in the semiconductor industry is largely driven by end-user demand for consumer electronics, communications equipment and computers, for which semiconductors are critical components. The worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn at the end of 2000 that was followed by a modest recovery in late 2002. Beginning in the fourth quarter of 2008, the semiconductor industry commenced another downturn that increased in unprecedented severity into the first quarter of 2009. The overall semiconductor industry commenced to recover from the downturn in the second quarter of 2009 and the positive recovery trend continues through 2013.

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

LCD and Other Flat-Panel Display Driver Semiconductor Market

Flat-panel displays are used in applications such as PC monitors, notebook computers, television sets, cellular handsets and digital cameras. The end-user demand for LCD and other flat-panel display driver semiconductor experienced a downturn in 2007 and 2008. The LCD driver market started to recover in the second quarter of 2009 and the positive recovery trend continued through 2013.

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

Continue to Invest in the Research and Development of Advanced Testing and Assembly Technologies.

Critical to our business growth is the continuation to expand our capabilities in testing and assembly to provide better service to our customers. We typically focus on advanced technologies that consist of greater potentials to generate higher margins. For example, we conducted new product introductions and on an on-going basis continue to expand our capabilities in fine-pitch wafer bumping, multi-chip package (MCP), flip chip package, and high speed testing and assembly of fine-pitch COFs. We have also introduced low cost metal composite bump (MCB) products based on our proprietary Cu plating technology to service flat-panel display market and expand offerings to other business regions. We continue to maintain close working relationships with local and overseas research institutions and universities to keep abreast with leading edge technologies and broaden the scope of applications.

In 2014 we expect to focus our research and development efforts in the following areas:

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

In 2013, we spent approximately 2.9% of our revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of March 31, 2014, our research and development team comprised 353 persons.

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

Depending on customer’s demands, market conditions and other relevant considerations, we may from time to time look into other opportunities to expand our operations outside Taiwan.

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

Global market and economic conditions have been unprecedented and challenging with tight credit conditions and recession in most major economies since 2008 continuing into 2013. Beginning in 2008, we also resumed our focus on our business with smaller customers or customers who do not place orders on a regular basis. We believe that the dual focused strategy will assist us to be better prepared for the current economic volatility and ensure maximum utilization rate of our capacity and help us to develop closer relationships with all types of our customers.

Principal Products and Services

The following table presents, for the periods shown, revenue by service segment as a percentage of our revenue.

	Year ended December 31,
	2012	2013
Testing
Memory testing revenue	26.3%	20.5%
Logic/mixed-signal testing revenue	2.6	3.2
Total testing revenue	28.9	23.7
Assembly
Memory assembly revenue	28.7	29.1
Logic/mixed-signal assembly revenue	4.5	3.3
Total assembly revenue	33.2	32.4
LCD and other flat-panel display driver semiconductor testing and assembly revenue	22.7	24.7
Bumping	15.2	19.2

Total revenue	100.0%	100.0%

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

Logic/Mixed-Signal. We conduct tests on a wide variety of logic/mixed-signal semiconductors, with lead counts ranging from the single digits to over 1024 and operating frequencies of up to 9GHz. The semiconductors we test include audio/video codec, networking/communications, MCU, LCD related, and MEMS used for home entertainment/media center, personal computer applications, network/communication and mobile smart devices. We also test a variety of application specific integrated circuits, or ASICs, for applications such as FHD/UHD LCD TV, Tablet PC, etc.

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

Wafer Level CSP

Wafer-level CSP (WL CSP) is the technology of packaging an integrated circuit at wafer level. WL CSP is essentially a true chip scale package (CSP) technology, since the resulting package is practically of the same size as the die. WL CSP has the ability to enable true integration of wafer fab, packaging, test, and burn-in at wafer level in order to streamline the manufacturing process undergone by a device start from silicon wafer to customer shipment.

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

FC CSP

Flip-chip chip scale package (FC CSP) construction utilizes the flip chip bumping (with solder bump or Cu pillar bump) interconnection technology to replace the standard wirebond interconnect. It allows for a smaller form factor due to wire loop reduction and area array bumping. FC CSP includes the substrate or leadframe type solution making an attractive option for advanced CSP application when electrical performance is a critical factor.

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

For the limitation of inner lead pitch (>41um) with this kind of package, the volume of TCP nowadays has been trending down to ~1% of total demand.

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

COF package has been using for large-size and high-resolution panel display nowadays, referring to the trend of the last several years, the avg. inner lead pitch of COF package went down to 25um with about 40% of market share. 22 um inner lead pitch of COF package has been released to mass production in these two years.

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

Chip-on-Glass (COG) Technology

COG technology is an electronic assembly technology that is used increasingly in assembling LCD and other flat-panel display driver semiconductors for communications equipment. Compared to the traditional bonding process for TCP or COF, the new COG technology requires lower bonding temperature. In addition, the COG technology reduces assembly cost as it does not use tapes for interconnection between the LCD panel and the printed circuit board. The major application of COG products is on TFT-LCD display of smart phone market, it integrates source, gate driver of TFT-LCD driver IC and Timing Controller IC into one chip, so the output channel is larger than TCP or COF products.

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

Gold bumping technology, which can be used in TCP, COF and COG technologies, is a necessary interconnection technology for LCD and other flat-panel display driver semiconductors. Most gold bumping services are performed on eight or twelve-inches wafers. Gold bumping technology provides the best solution for fine-pitch chips and is able to meet the highly efficient production requirement for LCD and other flat-panel display driver semiconductors or other chips that require thin packaging profiles. In addition to the gold bumping, we also offer the WLCSP, Cu RDL and Cu pillar service which can be applied for FC CSP and/or QFN package. The product scope includes but is not limited to flash and power devices.

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

The number of our customers as of March 31, in each of 2012, 2013 and 2014, respectively, was 85, 90 and 83. Our top 15 customers in terms of revenue in 2013 were (in alphabetical order):

Elite Semiconductor Memory Technology Inc.

Etron Technology, Inc.

Fidelix Co., Ltd.

Himax Technologies, Inc.

ILI TECHNOLOGY CORP.

Integrated Circuit Solution Inc.

Macronix International Co., Ltd.

Micron Technology, Inc., or Micron

Novatek Microelectronics Corp., or Novatek

Orise Technology Co., Ltd.

Raydium Semiconductor Corporation

Renesas Electronics Corporation

Spansion LLC

Winbond Electronics Corporation, or Winbond

Zentel Electronics Corp.

In 2012, our largest customer was Novatek, our second-largest customer was Micron and our third-largest customer was Winbond accounting for approximately 21%, 14% and 8% of our revenue, respectively. In 2013, our largest customer was Novatek, our second-largest customer was Micron and our third-largest customer was Winbond accounting for approximately 20%, 15% and 8% of our revenue, respectively.

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

On April 22, 2010, the Company announced that Spansion LLC and ChipMOS Taiwan entered into a two-year wafer sort services agreement, utilizing the V5400 test platform, making ChipMOS Taiwan Spansion’s exclusive wafer sort subcontractor, except for any sort equipment operated by Spansion LLC or currently located at Spansion Japan Limited. The wafer sort services agreement became effective upon the effective date of Spansion’s confirmed plan of reorganization. The U.S. Bankruptcy Court confirmed Spansion’s Second Amended Plan of Reorganization on April 16, 2010. The effective date of Spansion’s plan of reorganization is May 10, 2010. The wafer sort services agreement became effective on May 10, 2010 and has since been renewed twice for expiring in 2016.

Beginning in 2008, we also resumed a focus on our business with smaller customers and customers who do not place orders on a regular basis.

The following table sets forth, for the periods indicated, the percentage breakdown of our revenue, categorized by geographic region based on the jurisdiction in which each customer is headquartered.

	Year ended December 31,
	2012	2013
Taiwan	71%	72%
Singapore	14	15
United States	7	4
Japan	3	3
Korea	2	3
Hong Kong SAR	2	1
Others	1	2

Total	100%	100%

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

Sales and Marketing

We maintain sales and marketing offices in Taiwan, Mainland China and the United States. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan, Japan, Korea and the United States, logic/mixed-signal semiconductors in Taiwan, Japan and the United States, LCD and other flat-panel display driver semiconductors in Japan, Taiwan, Hong Kong and Mainland China. As of March 31, 2014, our sales and marketing efforts were primarily carried out by teams of sales professionals, application engineers and technicians, totaling 35 staff members. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

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

We have appointed a non-exclusive sales agent for promoting our services for memory semiconductors in the United States, Japan and Korea. Our sales agent helps us promote and market our services, maintain relations with our existing and potential customers and communicate with our customers on quality, specific requirements and delivery issues. We generally pay our sales agent a commission of 1.0% to 3.5% of our revenue from services for memory semiconductors in the United States, Japan and Korea. In 2012 and 2013, we paid approximately NT$5 million and NT$9 million (US$302 thousand), respectively, in commissions to our sales agent.

Research and Development

To maintain our competitive edge for continued business growth, we continue our focus of our investment in new technology research and development. In 2012 and 2013, we spent approximately NT$505 million, or 3% and NT$565 million (US$19 million), or 3%, respectively, of our revenue on research and development. We intend to sustain these efforts.

Our research and development efforts have been focused primarily on new technology instruction, improving efficiency and production yields of our testing and assembly services. From time to time, we jointly develop new technologies with local and international research institutions and universities. In testing area, our research and development efforts focused particularly on high speed probing, fine pitch probing capability and wafer level burn-in technology. Our projects include:

•	Grew wafer level BIST testing capability;

•	Developed “one touchdown full contact testing capability for 200mm and 300mm wafers”;

•	Ramped up high frequency testing capability for LCDD;

•	Built up fine pitch testing capability for 12um bump pitch products; and

•	Developing centralized server test control system.

In bumping and assembly areas, our research and development efforts were directed to

•	Low-cost alloy wire bonding alternatives for Cu wirebond;

•	Au height reduction, as part of cost reduction drive, 10um bump height COF package was released for production;

•	Wafer-level chip scale packaging and Cu RDL processes;

•	Flip-chip QFN for power IC applications;

•	Cu pillar bumping and assembly;

•	MEMS packages for mobile devices;

•	Multi-chip assembly and module of flash products for SSD and eMMC applications;

•	Stacked-die chip scale package;

•	Thin wafer lapping and dicing;

•	Advanced thin core/core-free substrate for thin packages; and

•	Qualified thermally enhanced COF and MCB (metal composite bump) COF and released for manufacturing.

For new product and product enhancement work in 2014, our work concentrates on three key development programs: WLCSP, MEMS and flip chip technology. In the bumping area, we completed customer qualification of 300mm wafer Au bumping process in 2012 and started volume production in Q4, 2012. Development of Cu plating enables the entry of WLCSP, RDL and flip chip market. Turnkey services of WLCSP and flip chip QFN have been implemented for mass production in 2013 based on the successful technology developments. In 2012, we also initiated both 200mm and 300mm Cu pillar bumping engineering work and, related packaging technologies are being developed for mixed-signal and memory products in 2013.

In 2013, in-process engineering advancement allowed us to extend our wirebond technology to service MEMS products. To further achieve cost reduction, alloy wire and 0.6 mil Au wirebond processes were also developed. In 2014, we will continue to work on improvements of wafer thinning and polishing operations facilitate the expansion of multi-chip NAND packages offerings. Capability of handling miniature molded packages has been extended to 1x1 mm size and various improvements will also be made in production equipment to enhance throughput and efficiency.

As of March 31, 2014, we employed 353 employees in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

We maintain laboratory facilities capable for materials and electrical characterizations to support production and new product development. Computer simulation is used to validate both mechanical and electrical models in comparison to measurement results. Enhancement of Shadow Moiré and Micro Moiré equipment was carried out to support MCP and flip chip package warpage and residue stress characterization. In Advanced Packaging Lab, rheology measurement capability was established, aimed at expanding capability for material selection and inspection to support flip chip introduction and various resin characterizations. A new analytical laboratory has been builted out in our bumping line providing timely support to manufacturing operations.

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

As of March 31, 2014, we employed 389 personnel for our quality control activities. Our quality control staff typically includes engineers, technicians and other employees who monitor testing and assembly processes in order to ensure high quality. We employ quality control procedures in the following critical areas:

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

All of our facilities have obtained ISO/TS 16949 quality system certification. In addition, our facilities in Hsinchu and Tainan have been ISO 9002 certified in September 1997 and December 1998, respectively and recertified with ISO 9001 for substantial revision since 2000. ThaiLin and ChipMOS Shanghai also obtained ISO/TS 16949 quality system certification in September 2005 and January 2006, respectively.

ISO/TS 16949 certification system seeks to integrate quality management standards into the operation of a company, and emphasizes the supervision and measurement of process and performance. An ISO 9002 certification is required by many countries for sales of industrial products.

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

As a result of our ongoing focus on quality, in 2013, we achieved monthly assembly yields of an average of 99.95% for our memory and logic/mixed-signal assembly packages, 99.97% for our COF packages, 99.92% for our COG packages and 99.90% for our bumping products. The assembly yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped back to customers divided by the number of individual integrated circuits that are attached to leadframes or organic substrate.

Raw Materials

Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our memory and logic/mixed-signal semiconductor assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the LCD and other flat-panel display driver semiconductor testing and assembly process include carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 25% and 23% of our revenue in 2012 and 2013, respectively.

We do not maintain large inventories of leadframes, organic substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately one month’s production based on blanket orders and rolling forecasts of near-term requirements received from customers. In addition, since the commencement of economic downturn in second quarter of 2008, due to the volatility of the semiconductor market, several of our principal suppliers have also ceased to stock inventories to be reserved to meet its customers’ production requirements. Instead, our suppliers now require longer lead time for delivery of our supply orders. Shortage in the supply of materials experienced by the semiconductor industry have in the past resulted in price adjustments. Our principal raw material supplies have not been impacted by the Japan earthquake and tsunami catastrophe. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—If we are unable to obtain raw materials and other necessary inputs from our suppliers in a timely and cost-effective manner, our production schedules would be delayed and we may lose customers and growth opportunities and become less profitable” for a discussion of the risks associated with our raw materials purchasing methods. For example, with the exception of aluminum bags and inner and outer boxes, which we acquire from local sources, the raw materials used in our TCP/COF process and for modules are obtained from a limited number of Japanese suppliers.

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

Intellectual Property

As of March 31, 2014, we held 419 patents in Taiwan, 147 patents in the United States, 226 patents in the People’s Republic of China and 1 patent in the United Kingdom, France and Germany, respectively, relating to various semiconductor testing and assembly technologies. These patents will expire at various dates through to 2032. As of March 31, 2014, we also had a total of 29 pending patent applications in the United States, 75 in Taiwan, 62 in the People’s Republic of China, 3 in Europe, 3 in Japan, and 3 in the Republic of Korea. In addition, we have registered “ChipMOS” and its logo and “InPack” as trademarks in Taiwan, and “ChipMOS” and its logo as trademarks in the United States, the People’s Republic of China, Singapore, Hong Kong, Korea, Japan and the European Community.

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

Government Regulations

As discussed above under “— Intellectual Property”, governmental regulation of our intellectual property may materially affect our business. The failure to protect our property rights would deprive us of our ability to stay competitive in the semiconductor industry. Our intellectual property rights are protected by the relevant patent and intellectual property agencies of the European Community, United States, the People’s Republic of China, Singapore, Hong Kong, Korea, Japan and Taiwan.

Environmental Matters

Semiconductor testing does not generate significant pollutants. The semiconductor assembly process generates stationary acid and alkali and VOC pollution, principally at the plating stages. Liquid waste is produced when silicon wafers are ground thinner and diced into chips with the aid of diamond saws and cleaned with running water and during the gold bumping process generates stationary acid, alkali, liquid waste and VOC pollutions. In addition, excess material on lead-frames and moldings are removed from assembled semiconductors in the trimming and dejunking processes, respectively. We have installed various types of wastewater and air pollutants treatment equipments at our semiconductor assembly and gold bumping facilities. Since 2001, we have adopted certain environmentally-friendly production management systems, and have implemented certain measures intended to bring our assembly process in compliance with the Restriction of Hazardous Substances Directive 2002/95/EC issued by the European Union and our customers. We believe that we have adopted adequate and effective environmental protection measures that are consistent with semiconductor industry practices in Taiwan and Mainland China. In addition, we believe we are in compliance in all material respects with current environmental laws and regulations applicable to our operations and facilities.

All of our facilities in Taiwan and Mainland China have been certified as meeting the ISO 14001 environmental standards of the International Organization for Standardization, and all of our facilities in Taiwan have been further certified as meeting the OHSAS18001 standards, of the International Organization for Standardization. Our facilities at Hsinchu Science Park, Chupei and Southern Taiwan Science Park have won numerous awards including Green Building Label in 2013, health promotion awards granted by Department of Health of ROC in 2012, “Safety & Health Performance Certification Unit” from Council of the Labor Affairs of ROC in 2009 and 2010. Our bumping facility has won “Civil Defence Excellent Award” from Hsinchu City in 2009, 2010, 2011 and 2012. We continue to encourage our employees to attend and participate in community environmental campaigns and events to promote and build better environmental friendly practices.

We will continue to implement programs, measures and related training to reduce industrial waste, save energy and control pollution. In 2001, ChipMOS Taiwan completed a lead-free process control program, which offers a lead-free method in a semiconductor package, a lead-free plating, a lead-free solder ball and a lead-free reliability method and specification. In 2005, ChipMOS Shanghai completed a similar lead-free process control program. In 2003 and 2008, ChipMOS Taiwan and ChipMOS Shanghai obtained Green Partner certification from Sony Corporation of Japan, respectively. The Green Partner program requires external suppliers to meet SONY’s Green Partner requirements. In 2009 and 2013, we further obtained SGS recognition and received the “Greenhouse Gas Verification Statement” and “Carbon footprint Verification Statement”, respectively. The SGS recognitions affirm our eligibility under the Green Partner program and more importantly our commitments towards becoming a green, environmental friendly entity. Standardizing on green, “environmentally friendly” products, production facilities and management systems, which has become an industry trend, and to many companies, is a key criteria in selection of their service providers.

Insurance

We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damages due to all risks, including but not limited to, fire, lightning and earthquakes. The maximum coverage of property insurance for ChipMOS Taiwan and ThaiLin is approximately NT$55,745 million and NT$6,964 million, respectively. ChipMOS Shanghai also maintains property insurance policies for a maximum coverage of approximately RMB923 million.

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

The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of March 31, 2014.

Location of Facility	Primary Use	Floor Area (m2)	Principal Equipment
Chupei, Hsinchu	Testing/Gold Bumping	38,122	7 steppers 18 sputters 279 testers

Hsinchu Industrial Park, Taiwan	Testing	27,123	97 testers 32 burn-in ovens

Hsinchu Science Park, Taiwan	Testing	31,168	143 testers 94 burn-in ovens

Southern Taiwan Science Park, Taiwan	Assembly/Testing	146,180	781 wire bonders 137 inner-lead bonders 362 testers

Shanghai Qingpu Industrial Zone, Mainland China	Assembly/Testing	66,817	25 testers 189 wire bonders 23 burn-in ovens

Equipment

Testing of Memory and Logic/Mixed-Signal Semiconductors

Testing equipment is the most capital-intensive component of the memory and logic/mixed-signal semiconductors testing business. Upon the acquisition of new testing equipment, we install, configure, calibrate and perform burn-in diagnostic tests on the equipment. We also establish parameters for the testing equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of March 31, 2014, we operated 544 testers for testing memory and logic/mixed-signal semiconductors. We generally seek to purchase testers with similar functionality that are able to test a variety of different semiconductors. We purchase testers from international manufacturer, Advantest Corporation.

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

Assembly of Memory and Logic/Mixed-Signal Semiconductors

The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. and Kulicke & Soffa Industries Inc. As of March 31, 2014, we operated 970 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.

Gold Bumping, Testing and Assembly of LCD and Other Flat-Panel Display Driver Semiconductors

We acquired TCP-related equipment from Sharp to begin our TCP-related services. We subsequently purchased additional TCP-related testers from Yokogawa Electric Corp. and Advantest Corporation and assembly equipment from Shibaura Mechatronics Corp., Shinkawa Co., Ltd., Athlete FA Corp., Daitron Electron Corp. and GMM Corp. As of March 31, 2014, we operated 7 steppers and 18 sputters for gold bumping, 137 inner-lead bonders for assembly and 362 testers for LCD and other flat-panel display driver semiconductors. We are currently in the process of purchasing additional testing equipment. The testing equipment can be used for the TCP, COF and COG processes, while the inner-lead bonders are only used in the TCP and COF processes. The same types of wafer grinding, auto wafer mount and die saw equipment is used for the TCP, COF and COG processes. In addition, auto inspection machines and manual work are used in the COG process, which is more labor-intensive than the TCP and COF processes.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report on Form 20-F.

Overview

We provide a broad range of back-end testing services, including wafer probing and final testing of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe-based and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. In addition, we provide gold bumping, testing and assembly services for LCD and other flat-panel display driver semiconductors by employing TCP, COF and COG technologies. In 2013, our consolidated revenue was NT$19,362 million (US$649 million) and our profit for the year attributable to equity holders of the Company was NT$1,335 million (US$45 million).

We are a holding company, incorporated in Bermuda on August 1, 2000. We provide most of our services through our majority-owned subsidiary, ChipMOS Taiwan, and its subsidiaries and investees. ChipMOS Taiwan was incorporated in Taiwan in July 1997 as a joint venture company of Mosel and Siliconware Precision and with the participation of other investors. Following the completion of the share exchange transaction between ChipMOS Bermuda and ChipMOS Taiwan on September 14, 2007, ChipMOS Taiwan became a wholly-owned subsidiary of ChipMOS Bermuda. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The share purchase transaction was completed in January 2011. As part of ChipMOS Taiwan’s listing plan on the TWSE, on April 16, 2013, we completed the sale of 6.5 million outstanding ChipMOS Taiwan shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TWSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan. Also, from September 2, 2013 to October 3, 2013, we completed another sale of 180 million outstanding ChipMOS Taiwan shares or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$20.0 per share to investors. As of March 31, 2014, we owned approximately 523 million ChipMOS Taiwan shares, representing 62.1% of ChipMOS Taiwan’s outstanding shares. On April 9, 2014, ChipMOS Bermuda sold approximately 1.3 million ChipMOS Taiwan shares as “green shoe” option to market investors. As of the date of this Annual Report on Form 20-F, we continue to own approximately 522 million or 60.4% of ChipMOS Taiwan shares. See “Item 3. Key Information—Risk Factors—Risk Relating to Our Corporate Structure—ChipMOS Taiwan’s ability to maintain its listing and trading status on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the main board of Taiwan Stock Exchange or satisfy other eligibility requirements that may be required of it in the future” for additional information on ChipMOS Taiwan’s listing plan. In Taiwan, we conduct testing operations in our facilities at the Hsinchu Science Park and the Hsinchu Industrial Park, gold bumping and wafer testing in our facility at Chupei, and testing and assembly operations in our facility at the Southern Taiwan Science Park. We also conduct operations in Mainland China through ChipMOS Shanghai, a wholly-owned subsidiary of Modern Mind. ChipMOS Shanghai operates a testing and assembly facility at the Qingpu Industrial Zone in Shanghai. Through our subsidiaries, we also have equity interests in other companies that are engaged in the semiconductor industry. In April 2011, ChipMOS Bermuda entered into the MMT Assignment Agreement with ThaiLin to sell the MMT Notes to ThaiLin for a purchase price of approximately US$40 million. The MMT Assignment Agreement transaction was completed on October 3, 2011 and Modern Mind then became the wholly-owned subsidiary of ThaiLin. See “Item 4. Information on the Company—Our Structure and History” for more details.

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

The current generation of advanced testers typically cost between US$1 million and US$5 million each, while wire bonders used in assembly typically cost approximately US$68 thousand each and inner-lead bonders for TCP and COF assembly cost approximately US$360 thousand each and COG chip sorters cost approximately US$220 thousand each. We begin depreciating our equipment when it is placed into commercial operation. There may be a time lag between the time when our equipment is placed into commercial operation and when it achieves high levels of utilization. In periods of depressed semiconductor industry conditions, we may experience lower than expected demand from our customers and a sharp decline in the average selling prices of our testing and assembly services, resulting in an increase in depreciation expenses relative to revenue. In particular, the capacity utilization rates for our testing equipment may be severely adversely affected during a semiconductor industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, or IDMs, which typically maintain larger in-house testing capacity than in-house assembly capacity.

Highly Cyclical Nature of the Semiconductor Industry. The worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn beginning in the fourth quarter of 2000 that was followed by a recovery in early 2003. The significant decrease in market demand for semiconductors that began in 2000 adversely affected our results of operations for 2001 and 2002. Beginning in the fourth quarter of 2008, the semiconductor industry commenced another significant downturn which continued in 2009 and in 2010. Market demand for semiconductors significantly decreased across our industry during these periods, which adversely affected average selling prices for our services and our results of operations for 2008, 2009 and 2010. The impact on our results of operations of the decrease in market demand during these periods was partly offset by increases in our 2009 and 2010 revenue from assembly services for logic/mixed-signal semiconductors due to higher customer demand for these services in 2009 and 2010. The overall outsourced assembly and testing services for memory and logic/mixed-signal semiconductors increased gradually each year since 2010, continuing in 2013. During periods of decreased demand for assembled semiconductors, some of our customers may forego, delay or simplify final testing of certain types of semiconductors, such as DRAM, which may further decrease demand and average selling prices for our services and intensify our difficulties related to realizing pricing levels, capacity utilization rates and gross margin during these periods.

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

Market Conditions for the End-User Applications for Semiconductors. Market conditions in the semiconductor industry, to a large degree, track those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors that we test and assemble may reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Despite an increase in the demand for mobile/niche DRAM in 2010, for DRAMs with more advanced features such as that of enhanced graphic capability, increased power efficiency and increased mobility, the average market demand for DRAM remained low since 2010 until 2013. Our revenue is largely attributable to fees from testing and assembling semiconductors for use in personal computers, consumer and portable electronic products, display applications and communications equipment. The markets for these products are intensely competitive, and a significant decrease in demand puts pricing pressure on our testing and assembly services and negatively affects our earnings. The oversupply of DRAM products in the second half of 2007 and the weak demand in the DRAM market in 2008 and in the first quarter of 2009 resulted in significant reductions in the price of DRAM products, which in turn drove down the average selling prices for our testing and assembly services for DRAM products from the second half of 2009 and continue in 2013.

Change in Product Mix. Declines in average selling prices since 2009 have been partially offset by a change in our revenue mix. In particular, revenue from testing and assembly of LCD and other flat-panel display driver semiconductors, bumping services and 12-inch wafer processing have increased as a percentage of our total revenue over the 2009 to 2013 period. We intend to continue focusing on testing and assembling more semiconductors that have the potential to provide higher margins and developing and offering new technologies in testing and assembly services, in order to mitigate the effects of declining average selling prices on our ability to attain profitability.

Recent Acquisitions

In March 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we became a holder of 99.1% of the outstanding common shares of ChipMOS Taiwan. In April 2007, we and ChipMOS Taiwan further entered into a share exchange transaction and pursuant to which we agreed to exchange one common share for every 8.4 ChipMOS Taiwan shares outstanding. Following the completion of the share exchange transaction in September 2007, ChipMOS Taiwan became our wholly-owned subsidiary. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The share purchase transaction was completed in January 2011. As part of ChipMOS Taiwan’s listing plan on the TWSE, on April 16, 2013, we completed the sale of 6.5 million outstanding ChipMOS Taiwan shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TWSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan. Also, from September 2, 2013 to October 3, 2013, we completed another sale of 180 million outstanding ChipMOS Taiwan shares or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$20.00 per share to investors. As of March 31, 2014, we owned 62.1% of ChipMOS Taiwan’s outstanding shares. See “Item 4. Information on the Company—Our Structure and History” for description of our earlier merger events.

Revenue

We conduct our business according to the following main business segments: (1) testing services for memory and logic/mixed-signal semiconductors; (2) assembly services for memory and logic/mixed-signal semiconductors; (3) LCD and other flat-panel display driver semiconductor testing and assembly services; and (4) bumping services for memory, logic/mixed-signal and LCD and other flat-panel display driver semiconductors. The following table sets forth, for the periods indicated, our consolidated revenue for each segment.

	Year ended December 31,
	2012	2013	2013
	NT$	NT$	US$
	(in millions)
Testing
Memory	$5,055.1	$3,979.6	$133.4
Logic/mixed-signal	508.1	616.5	20.7
Total testing	5,563.2	4,596.1	154.1
Assembly
Memory	5,523.8	5,635.0	188.9
Logic/mixed-signal	856.8	638.7	21.4
Total assembly	6,380.6	6,273.7	210.3
LCD and other flat-panel display driver semiconductor testing and assembly	4,356.3	4,781.2	160.3
Bumping	2,920.4	3,710.9	124.4

Total	$19,220.5	$19,361.9	$649.1

Our revenue consists primarily of service fees for testing and assembling semiconductors, and to a lesser extent, fees from equipment rentals to semiconductor manufacturers for engineering testing, less allowances for product returns. We offer testing and assembly services for memory semiconductors, logic/mixed-signal semiconductors, testing and assembly services for LCD and other flat-panel display driver semiconductors and bumping services.

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

Related Party Revenues

In 2012 and 2013, no revenue was derived from related parties. While we believe that our transactions with related parties were entered into on an arm’s length basis, we extended them favorable payment terms, as discussed in the preceding paragraph. See “Item 7. Major Shareholders and Related Party Transactions” for more information concerning our related party transactions.

Geography and Currency

The majority of our revenue is generated from customers headquartered in Taiwan, which represented 71% and 72% of our revenue in 2012 and 2013, respectively. We also generate revenue from customers in the United States, Singapore, Korea, Japan and other countries. Our service fees and revenue are generally denominated in the currency of the jurisdiction in which our facilities are located, for example NT dollars for our Taiwan operations and RMB for our Mainland China operations. As we generate most of our revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 30 to our consolidated financial statements contained in this Annual Report on Form 20-F and “Item 11. Quantitative and Qualitative Disclosure about Market Risk — Market Risks — Foreign Currency Exchange Rate Risks” for certain information on our exchange rate risks.

Cost of Revenue and Gross Profit

Our cost of revenue consists primarily of the following: depreciation and amortization expenses, raw material costs, and labor and overhead expenses, which primarily include expendable equipments, sub-contracting fees and rental expenses. Our operations, in particular our testing, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of testing and assembly equipment and facilities, including our investment in our Mainland China operations. As of March 31, 2014, we had 906 testers, 149 burn-in ovens, 970 wire bonders, 137 inner-lead bonders, 7 steppers and 18 sputters. We use inner-lead bonders for the assembly of LCD and other flat-panel display driver semiconductors using TCP or COF technology, and wire bonders for TSOP, BGA, and some other package assembly technologies.

Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. Our average capacity utilization rate for testing of memory and logic/mixed-signal semiconductors was 69% in 2012 and 65% in 2013. Our average capacity utilization rate for assembly of memory and logic/mixed-signal semiconductors was 78% in 2012 and 80% in 2013. Our average capacity utilization rate for LCD and other flat-panel display driver semiconductor testing and assembly was 79% in 2012 and 81% in 2013. In addition, our average capacity utilization rate for bumping was 81% in 2012 and 87% in 2013.

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

The following table sets forth, for the periods indicated, our gross profit and our gross profit margin as a percentage of revenue.

	Year ended December 31,
	2012	2013	2013
	NT$	NT$	US$
	(in millions)
Gross profit:
Testing
Memory	$511.2	$654.0	$21.9
Logic/mixed-signal	86.0	222.0	7.5
Total testing	597.2	876.0	29.4
Assembly
Memory	111.6	503.5	16.9
Logic/mixed-signal	283.5	171.8	5.7
Total assembly	395.1	675.3	22.6
LCD and other flat-panel display driver semiconductor testing and assembly	1,245.9	1,358.6	45.5
Bumping	214.4	529.6	17.8

Total	$2,452.6	$3,439.5	$115.3

Gross profit margin:
Testing
Memory	10.1%	16.4%	16.4%
Logic/mixed-signal	16.9	36.0	36.0
Total testing	10.7	19.1	19.1
Assembly
Memory	2.0	8.9	8.9
Logic/mixed-signal	33.1	26.9	26.9
Total assembly	6.2	10.8	10.8
LCD and other flat-panel display driver semiconductor testing and assembly	28.6	28.4	28.4
Bumping	7.3	14.3	14.3
Overall	12.8%	17.8%	17.8%

Operating Expenses

Research and Development

Research and development expenses consist primarily of personnel expenses, expenditures to qualify our services for specific customers and other consulting fees and certification fees paid to third parties. Research and development expenses are recognized as they are incurred. We currently expect that research and development expenses will increase in the future as we continue to explore new technologies and service offerings. We also expect to hire additional employees in our research and development department.

Sales and Marketing

Sales and marketing expenses consist primarily of shipping and handling expenses incurred in delivering products to our customers’ designated locations, advertising, corporate communications and other marketing expenses, salary expenses for sales and marketing personnel, sales commission, professional service fees, bad debt provision and service support expenses.

Administrative and General

Administrative and general expenses consist of salaries and related expenses for executive, finance and accounting, and management information systems personnel, professional service fees, and other corporate expenses. They also include stock-based compensation that is expensed using the fair value method. See “Item 6. Directors, Senior Management and Employees—Share Option Plan and Share Appreciation Rights Plan” for more information concerning our share option plan. We expect administrative and general expenses to increase in absolute terms as we add personnel and incur additional expenses related to the growth of our business and operations.

Other Non-Operating Income (Expenses), Net

Our other non-operating income principally consists of interest income, foreign exchange gains and warehouse space rental revenue. In 2008, our other non-operating income included certain interest income paid by Kolin under a loan repayable to ChipMOS Taiwan that bears interest at a rate of 4.69% per annum. NT$15 million of this loan was repaid in 2008. The loan was originally secured by a pledge by Kolin of 11 million common shares of ThaiLin. The loan has been fully repaid and the subject pledge has been released accordingly in 2013. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—ThaiLin Semiconductor Corp.” for more information.

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

Our other non-operating expenses principally consist of impairment of available-for-sale investments and foreign exchange losses.

Non-controlling Interests

Non-controlling interests represent the portion of our income that is attributable to the shareholding in our consolidated subsidiaries that we do not own. See “Item 4. Information on the Company—Our Structure and History” for information concerning our consolidated subsidiaries. In 2010 and 2011, our non-controlling interests were attributable to the non-controlling interests owned by Siliconware Precision in ChipMOS Taiwan as a result of the February 2010 share purchase agreement under which we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision, and the public shareholders’ interests in ThaiLin. The sale of 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision was completed in January 2011. On April 16, 2013, we sold 6.5 million shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters, Yuanta Securities Company Limited and Capital Securities Corp., and to certain others, including non-US employees of ChipMOS Taiwan. From September 2, 2013 to October 3, 2013, we sold 180 million shares or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$20.0 per shares to investors. After the completion of the aforesaid sales the Company held approximately 523 million ChipMOS Taiwan shares, representing 62.1% of the total number of ChipMOS Taiwan’s outstanding shares. Under the MMT Assignment Agreement signed on April 22, 2011, ChipMOS Bermuda agreed to sell the MMT Notes to ThaiLin. The transaction was completed in October 2011 and ThaiLin immediately converted the MMT Notes into common shares of Modern Mind and purchased all of the remaining common shares of Modern Mind from Jesper, with ChipMOS Shanghai becoming a wholly-owned subsidiary of ThaiLin. As a result of the transaction, the interest of ChipMOS Bermuda in Modern Mind and also ChipMOS Shanghai decreased to 36.1% from 100%. In 2013, our non-controlling interests were attributable to the non-controlling interests owned by Siliconware Precision and the public shareholders’ interests in ChipMOS Taiwan and the public shareholders’ interests in ThaiLin and ChipMOS Shanghai. As of the date of this Annual Report on Form 20-F, we own approximately 522 million ChipMOS Taiwan shares, representing 60.4% of ChipMOS Taiwan’s outstanding shares. As of December 31, 2013 and March 31, 2014, we owned approximately 523 million ChipMOS Taiwan shares, representing 62.1% of ChipMOS Taiwan’s outstanding shares.

Profit for the Year Attributable to Equity Holders of the Company

Our profit for the year attributable to equity holders of the Company were NT$630 million and NT$1,335 million (US$45 million) in 2012 and 2013, respectively. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things. For additional information on factors that will affect our future performance, see “Item 3. Key Information—Risk Factors”.

Results of Operations

The following table presents selected operating data as a percentage of revenue for the periods indicated:

	Year ended December 31,
	2012	2013
IFRSs:
Revenue	100.0%	100.0%
Cost of revenue	(87.2)	(82.2)

Gross profit	12.8	17.8
Other operating income	0.7	2.2
Research and development expenses	(2.7)	(2.9)
Sales and marketing expenses	(0.4)	(0.6)
Administrative and general expenses	(3.3)	(3.6)
Other operating expenses	(0.3)	(0.5)

Operating profit	6.8	12.4
Finance costs	(1.2)	(0.9)
Other non-operating income (expense), net	(1.2)	1.5

Profit before tax	4.4	13.0
Income tax	(0.9)	(4.3)

Profit for the year	3.5%	8.7%

Attributable to:
Equity holders of the Company	3.3%	6.9%
Non-controlling interests	0.2%	1.8%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenue. Our revenue increased by NT$141 million, or 0.7%, to NT$19,362 million (US$649 million) in 2013 from NT$19,221 million in 2012.

Revenue from testing services for memory and logic/mixed-signal semiconductors decreased by NT$967 million, or 17%, to NT$4,596 million (US$154 million) in 2013 from NT$5,563 million in 2012. Revenue from testing services for memory semiconductors decreased by NT$1,075 million, or 21%, to NT$3,980 million (US$133 million) in 2013 from NT$5,055 million in 2012, principally due to the decreased capacity utilization rate and average selling price for DRAM products. Revenue for testing services for logic/mixed-signal semiconductors increased by NT$108 million, or 21%, to NT$616 million (US$21 million) in 2013 from NT$508 million in 2012, principally due to the higher customer demand.

Revenue from assembly services for memory and logic/mixed-signal semiconductors decreased by NT$107 million, or 2%, to NT$6,274 million (US$210 million) in 2013 from NT$6,381 million in 2012. Revenue from assembly services for memory semiconductors increased by NT$111 million, or 2%, to NT$5,635 million (US$189 million) in 2013 from NT$5,524 million in 2012, primarily as a result of increased customer demand and capacity utilization rate. Revenue from assembly services for logic/mixed-signal semiconductors decreased by NT$218 million, or 25%, to NT$639 million (US$21 million) in 2013 from NT$857 million in 2012, principally due to a decreased average selling price.

Revenue from LCD and other flat-panel display driver semiconductor testing and assembly services increased by NT$425 million, or 10%, to NT$4,781 million (US$160 million) in 2013 from NT$4,356 million in 2012. This increase was principally as a result of an increase in customer demand and capacity utilization rate for LCD and other flat-panel display products in 2013.

Revenue from bumping services increased by NT$790 million, or 27%, to NT$3,711 million (US$124 million) in 2013 from NT$2,921 million in 2012. This increase was principally as a result of an increase in customer demand, average selling price and the increased capacity utilization rate for bumping services in 2013.

See “— Cost of Revenue and Gross Profit” for more information concerning our testing and assembly capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rate.

Cost of Revenue and Gross Profit. Cost of revenue decreased by NT$846 million, or 5%, to NT$15,922 million (US$534 million) in 2013 from NT$16,768 million in 2012, primarily due to the decrease of depreciation expenses of NT$1,333 million (US$45 million) and partially offset by the increases in employee benefit costs, inventory valuation allowance and operating leases of NT$273 million (US$9 million), NT$92 million (US$3 million) and NT$115 million (US$4 million), respectively.

Our gross profit increased to NT$3,440 million (US$115 million) in 2013 from NT$2,453 million in 2012. Our gross margin was 17.8% in 2013, compared to 12.8% in 2012.

Our gross profit margin for testing services for memory and logic/mixed-signal semiconductors increased to 19.1% in 2013 from 10.7% in 2012, primarily due to the increased sales of higher margin logic/mixed-signal semiconductors testing services.

Our gross profit margin for assembly services for memory and logic/mixed-signal semiconductors increased to 10.8% in 2013 from 6.2% in 2012, primarily due to the increased customer demand and higher capacity utilization rate.

Our gross profit margin for LCD and other flat-panel display driver semiconductor testing and assembly services decreased to 28.4% in 2013 from 28.6% in 2012, primarily due to the change in product mix.

Our gross profit margin for bumping services increased to 14.3% in 2013 from 7.3% in 2012, primarily due to the increased average selling price and higher capacity utilization rate.

See “— Cost of Revenue and Gross Profit” for more information concerning our testing and assembly capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rates.

Other Operating Income. Other operating income increased by NT$314 million, or 245%, to NT$442 million (US$15 million) in 2013 from NT$128 million in 2012, primarily due to the increase of gain on disposal of property, plant and equipment of NT$98 million (US$3 million), reversal of allowance for impairment of receivables of NT$62 million (US$2 million) and reversal of accrued royalty fees of NT$140 million (US$5 million).

Research and Development Expenses. Research and development expenses increased by NT$59 million, or 12%, to NT$564 million (US$19 million) in 2013 from NT$505 million in 2012, primarily due to the increase of employee benefit costs.

Sales and Marketing Expenses. Sales and marketing expenses increased by NT$28 million, or 35%, to NT$108 million (US$4 million) in 2013 from NT$80 million in 2012, primarily due to the increase of employee benefit costs, freight-out expense, commissions expense and allowance for impairment of accounts and notes receivable.

Administrative and General Expenses. Administrative and general expenses increased by NT$62 million, or 10%, to NT$699 million (US$23 million) in 2013 from NT$637 million in 2012, primarily due to the increase of employee benefit costs, depreciation expense and professional service fees.

Other Operating Expenses. Other operating expenses increased by NT$52 million, or 106%, to NT$101 million (US$3 million) in 2013 from NT$49 million in 2012, primarily due to the increase of accrued compensation of NT$42 million (US$1 million) and accrued royalty of NT$40 million (US$1 million) and partially offset by the decrease of loss on disposal of property, plant and equipment of NT$37 million (US$1 million).

Finance Costs. Finance costs decreased by NT$46 million, or 20%, to finance costs of NT$183 million (US$6 million) in 2013 from NT$229 million in 2012. This change was primarily due to the decrease of interest on bank loans by NT$47 million (US$2 million).

Other Non-Operating Income (Expenses), Net. Other non-operating expenses, net, changed by NT$522 million, or 224%, to other non-operating income, net, of NT$289 million (US$10 million) in 2013 from other non-operating expenses, net, of NT$233 million in 2012. This change was primarily due to the decrease of foreign exchange loss by NT$482 million (US$16 million).

Profit before Tax. As a result of the foregoing, profit before tax increased by 197% to NT$2,516 million (US$84 million) in 2013 from NT$848 million in 2012.

Income Tax. We had an income tax expense of NT$827 million (US$28 million) in 2013 compared to income tax expense of NT$178 million for 2012, primarily due to the increase of profit before tax.

Profit for the Year Attributable to Non-controlling Interests. The profits less losses of Modern Mind and ChipMOS Shanghai and of ChipMOS Taiwan and ThaiLin attributable to non-controlling interests amounted to NT$354 million (US$12 million) in 2013, compared to NT$40 million in 2012.

Profit for the Year Attributable to the Company. As a result of the foregoing, the profit for the year attributable to the Company was NT$1,335 million (US$45 million) in 2013, compared to NT$630 million in 2012.

Critical Accounting Policies

Commencing January 1, 2013, we prepare our consolidated financial statements in conformity with the IFRSs. Under the IFRSs, we are required to make certain estimates, judgments and assumptions about matters that are highly uncertain at the time those estimates, judgments and assumptions are made, and our financial condition or results of operations may be materially impacted if we use different but nonetheless reasonable estimates, judgments or assumptions about those matters for that particular period or if we change our estimates, judgments or assumptions from period to period.

Under the IFRSs, the significant accounting policies are set forth in Note 2 to our consolidated financial statements contained in this Annual Report on Form 20-F. The significant accounting policies that require us to make estimates and assumptions about the effect of matters that are inherently uncertain are discussed below.

Impairment of receivables

Receivables are assessed for indicators of impairment at the end of each reporting period, and are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the receivables, the estimated future cash flows of the receivables have been impacted. For the customer that we have reason to believe may have an inability to meet its financial obligations, we conduct an individual examination based on the available facts and circumstances to record a specific reserve. For the customers other than this, a general reserve is established based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change, the estimate of the recoverability of amounts due to us could be reduced by a material amount. As of December 31, 2013, we provided NT$7 million (US$235 thousand) for the first type of reserve and NT$171 thousand (US$6 thousand) for the second type of reserve. See “Item 4. Information on the Company—Customers”.

The allowance we set aside for doubtful receivables was NT$57 thousand as of December 31, 2012 and NT$7 million (US$235 thousand) as of December 31, 2013. The allowances as of December 31, 2012 and 2013 represented 0.0% and 0.2%, respectively, of our accounts receivable as of those dates. The reversal and allowance in 2012 and 2013 reflected an enlargement and reduction of NT$2 million and NT$7 million (US$235 thousand), respectively, in accounts receivable that decreased and increased the sales and marketing expenses. If we were to change our estimate of the allowance for doubtful receivables either upward or downward 10%, our operating profit would be affected by NT$86 thousand (US$3 thousand) for 2013.

An increase in our allowance for doubtful receivables would increase our sales and marketing expenses, and decrease our current assets.

Deferred Tax Assets

Deferred tax assets are recognized for unused tax losses and tax credit to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine that amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

In 2012 and 2013, the Group has NT$1,523 million and NT$1,218 million (US$41 million) of tax losses carried forward, respectively. These losses relate to subsidiaries that have a history of losses and may not be used to offset taxable income elsewhere in the Group. The subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, the Group has determined that it cannot recognize deferred tax assets on the tax losses carried forward. If the Group was able to recognize all unrecognized deferred tax assets, profit and equity would have increased by NT$305 million (US$10 million).

As of December 31, 2012 and 2013, the ending balances for deferred tax assets were NT$593 million and NT$195 million (US$7 million), respectively.

Impairment of Non-Financial Assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for the extrapolation purposes.

In determining whether any impairment charges were necessary for the property, plant and equipment and other non-current assets for the year ended December 31, 2013, we assumed that the semiconductor industry will continue its growth in the next few years. Based upon our assumption of growth in the semiconductor industry and our other assumptions in our internal budget, for the purpose of determining whether any impairment charges are necessary for the year ended December 31, 2013, an impairment loss of NT$671 thousand (US$22 thousand) and NT$220 thousand (US$7 thousand) were recognized with respect of property, plant and equipment and other non-current assets, respectively.

While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

Defined Benefit Plans

The cost of the defined benefit pension plan and post-employment benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. Further details are disclosed in Note 22 to our consolidated financial statements contained in this Annual Report on Form 20-F.

Share-Based Payments

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. This also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payments are disclosed in Note 31 to our consolidated financial statements contained in this Annual Report on Form 20-F. In 2013, the share-based compensation expense amounted to NT$233 million (US$8 million), which was taken into account when determining our profit for the year and shareholders’ equity for the year ended December 31, 2013.

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

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short- and long-term loans and cash flow from operations. As of December 31, 2013, our primary sources of liquidity were cash and cash equivalents of NT$13,373 million (US$448 million), short-term loans of NT$3,021 million (US$101 million) available to us in undrawn facilities, which have expired or will expire from January 2014 to November 2014, and long-term loans of NT$454 million (US$15 million) available to us in undrawn facilities, which will expire in May 2015. To meet our liquidity, capital spending and other capital needs, we have taken certain steps discussed below.

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

	Year ended December 31,
	2012	2013	2013
	NT$	NT$	US$
	(in millions)
Net cash generated from (used in):
Operating activities	$4,527.0	$6,223.2	$208.6
Investing activities	(2,599.8)	(3,005.6)	(100.7)
Financing activities	(312.3)	1,305.2	43.7

Net increase in cash and cash equivalents	$1,614.9	$4,522.8	$151.6

Net Cash Generated from Operating Activities

Net cash generated from operating activities totaled NT$6,223 million (US$209 million) in 2013, compared to NT$4,527 million in 2012. Net cash generated from operating activities was positively impacted by a profit before tax of NT$2,516 million (US$84 million) with depreciation expenses of NT$3,292 million (US$110 million) in 2013 compared to a profit before tax of NT$848 million with depreciation expenses of NT$4,623 million in 2012. The increase in net cash generated from operating activities was primarily due to a decrease of short-term deposits of NT$354 million (US$12 million) in 2013 compared to an increase of short-term deposits of NT$344 million in 2012, an increase of accounts and notes receivable of NT$2 million (US$67 thousand) in 2013 compared to an increase of accounts and notes receivable of NT$327 million in 2012 and an increase of accounts payable of NT$67 million (US$2 million) in 2013 compared to a decrease of accounts payable of NT$241 million in 2012.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled NT$3,006 million (US$101 million) in 2013, compared to NT$2,600 million in 2012. The increase in net cash used in investing activities was primarily resulted from the increase in capital expenditures which was NT$3,251 million (US$109 million) in 2013, compared to NT$2,749 million in 2012. The increase in net cash used in investing activities also was partially offset by the increase in proceeds from sales of property, plant and equipment which was NT$151 million (US$5 million) in 2013, compared to NT$38 million in 2012.

Net Cash (Used in) Generated from Financing Activities

Net cash generated from financing activities totaled NT$1,305 million (US$44 million) in 2013, compared to net cash used in financing activities totaled NT$312 million in 2012. The decrease in net cash used in financing activities was primarily the result of the net payments of long-term loans of NT$2,204 million (US$74 million) in 2013, compared to NT$201 million in 2012, net proceeds of short-term loans of NT$420 million (US$14 million) in 2013, compared to net payments of short-term loans of NT$180 million in 2012 and the increase in proceeds from partial disposal of a subsidiary of NT$3,537 million (US$119 million) in 2013.

Capital Resources

Capital expenditures in 2012 were funded by NT$4,527 million in cash flows from operating activities. Capital expenditures in 2013 were funded by NT$6,223 million (US$209 million) in cash flows from operating activities.

Steps taken with respect to generating additional working capital and to saving cash are further discussed under “—Liquidity and Capital Resources.”

Loans

As of December 31, 2013, we had long-term loans of NT$6,764 million (US$227 million) (including current portions of such long-term loans of NT$2,875 million (US$96 million)). As of December 31, 2013, unused credit value of our long-term loans was approximately NT$454 million (US$15 million). As of December 31, 2013, NT$2,732 million (US$92 million) of our long-term loans were collateralized by equipment, and NT$4,032 million (US$135 million) were collateralized by land and buildings and prepaid rents-land use right. Our long-term loans were floating rate loans with a rate between 1.73% and 3.1645% as of December 31, 2013, repayable quarterly or semi-annually until November 2014 to March 2018.

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

•

In July 2008, we obtained a syndicated loan facility from banks in Taiwan in the amount of US$74.5 million for a term of three years. This loan facility is guaranteed by ChipMOS Taiwan. This loan facility was fully repaid in January 2011.

•

On July 14, 2011, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$8,410 million separated into two parts with its respective term of four years and five years. This loan facility is secured by existing land and buildings and equipment owned by ChipMOS Taiwan. This loan facility was fully drawn in 2011.

•

On March 7, 2012, we obtained a bank loan facility from a bank in Shanghai in the amount of US$9 million for a term of three years. This loan facility is secured by existing prepaid rents-land use right, buildings and equipment owned by ChipMOS Shanghai. This loan facility was drawn of US$7 million and expired on March 7, 2014.

•

On May 24, 2013, we obtained a bank loan facility from a bank in Taiwan in the amount of NT$400 million (US$13 million) for a term of two years. This loan facility is unsecured credit for ChipMOS Taiwan, drawn amount limited to NT$600 million in total long-term loan and short-term loan drawn.

Certain of our loan agreements and indentures contain covenants that, if violated, could result in the obligations under these agreements becoming due prior to the originally scheduled maturity dates. These covenants include financial covenants that require us to:

•	maintain current assets to current liabilities ratio above 1:1;

•	maintain total indebtedness to shareholders’ equity ratio below 1.4:1;

•	maintain the profit before interest, taxes, depreciation and amortization to gross interest expense ratio above 2.5:1.

In December 2009, ThaiLin obtained waiver from compliance with the earning to principal and interest ratio requirement for 2009. ThaiLin was in compliance with the financial ratio requirement for 2010 and 2011. In 2012, ThaiLin was not required to maintain any financial ratio of which syndicated loans were repaid in September 2012. In November 2010, ChipMOS Taiwan received three separate waiver request approvals from its creditors and was waived from compliance with the financial ratio requirements for 2010. ChipMOS Taiwan was in compliance with the financial ratio requirement for 2011 and 2012. Pursuant to a bank creditors meetings and the approval notice from Standard Chartered Bank on February 9, 2010, ChipMOS Bermuda, as borrower, and ChipMOS Taiwan, as guarantor, were waived from compliance with the financial ratio requirements as of December 31, 2009. ChipMOS Shanghai was not required to maintain any financial ratio during 2012 and 2013.

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

Set forth below are the maturities of our long-term bank loans outstanding as of December 31, 2013:

	As of December 31, 2013
	NT$	US$
	(in millions)
During 2014	$2,875	$96
During 2015	1,847	62
During 2016	1,917	64
During 2017	100	4
During 2018 and onwards	25	1

	$6,764	$227

As of December 31, 2013, certain of our property, plant and equipment and prepaid rent (land use rights) with an aggregate net book value of NT$6,150 million (US$206 million) and NT$97 million (US$3 million), respectively, were pledged as collateral in connection with our long-term borrowings. Approximately 48% of our property, plant and equipment and prepaid rent in terms of book value were pledged as collateral for our long-term loans.

Our unused credit lines for short-term loans, as of December 31, 2013, totaled NT$3,021 million (US$101 million), which have expired or will expire from January 2014 to November 2014. As of December 31, 2013, our unused long-term credit facilities totaled NT$454 million (US$15 million) which will expire in May 2015.

As of December 31, 2013, we had unsecured short-term credit loans for importing raw materials in the total amount of NT$489 million (US$16 million), which were due between February 2014 and June 2014, and unsecured export loan in the total amount of NT$298 million (US$10 million), which were due in March 2014.

We believe our current cash and cash equivalents, cash flow from operations and available credit facilities will be sufficient to meet our capital spending and other capital needs through the end of 2014. There can be no assurance regarding these matters, however, considering prevailing global economic conditions which continue to have a negative impact on our ability to accurately forecast our revenues, results of operations and cash position. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations”.

Research and development, patents and licenses

See the discussion under “Item 4. Information on the Company—Research and Development”.

Trend Information

See the discussion under “Item 4. Information on the Company—Industry Background” and “Item 4. Information on the Company—Competition”.

Off-Balance Sheet Arrangements

As of December 31, 2013, we had no off-balance sheet arrangements.

Taxation

ChipMOS Taiwan is entitled to tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 30% for certain research and development and employee training expenses (and, if the amount of expenditure exceeds the average amount of expenditure for the preceding two years, 50% of the excess amount may be credited against tax payable) and from 5% to 7% for certain investments in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of that year’s income tax liability. In 2011, 2012 and 2013, tax credits resulted in tax savings for ChipMOS Taiwan of approximately NT$164 million, NT$33 million and NT$60 million (US$2 million), respectively.

ThaiLin was granted a ROC income tax exemption for a period of five years on income attributable to the expansion of its production capacity as a result of purchases of new equipment funded by capital increase in 2002, which expired on December 31, 2009.

ThaiLin is also entitled to other tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 5% to 7% for certain investment in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of such year’s income tax liability. In 2011, 2012 and 2013, tax credits resulted in tax savings for ThaiLin of approximately NT$15 million, NT$21 million and NT$18 million (US$1 million), respectively.

Profit for the year generated by ChipMOS Taiwan and ThaiLin after January 1, 1998, which is not distributed in the year following the year the profit was generated, is subject to income tax at the rate of 10%. If that profit for the year is subsequently distributed, the income tax previously paid on that income is credited against the amount of withholding tax payable by shareholders, who are not individuals or entities of the Republic of China (for taxation purposes), in connection with the distribution.

The ROC government enacted the ROC Alternative Minimum Tax Act (“AMT Act”) that became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 12%. However, the AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT. The effects of the AMT on the tax expenses of ChipMOS Taiwan and ThaiLin were reflected in 2013.

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

Tabular Disclosure of Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2013, or the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Long-term debts(1)	$6,971	$2,996	$3,848	$127	$—
Short-term loans(1)	790	790	—	—	—
Operating leases	384	128	110	33	113
Capital commitments	278	278	—	—	—

Total contractual cash obligations	$8,423	$4,192	$3,958	$160	$113

Notes:

(1)	Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2013, level throughout all relevant periods.

In addition to the commitments set forth in the contractual obligations table above, we have certain outstanding purchase orders relating to the procurement of raw materials for which there are no definite delivery dates or deadlines.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

Our board of directors currently comprises of nine directors who were elected by our shareholders. The number of directors must not be less than three nor greater than nine according to our bye-laws, is determined by our board of directors but so long as a quorum of directors remains in office, our board of directors shall have power at any time and from time to time to appoint any individuals to be directors to fill casual vacancies up to such maximum number of directors. The quorum for a meeting of the directors may be fixed by our board and unless so fixed at any other number, shall be two individuals. The chairman of our board is appointed from among the members of our board.

There is no requirement under Bermuda law that a director be a shareholder.

The following table sets out the names of our directors and executive officers, their positions with our company and their ages as of March 31, 2014. The business address for our directors and executive officers is No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, and Republic of China.

Name	Age	Position	Term Expires
Shih-Jye Cheng	55	Chairman and Director/Chief Executive Officer	2014
Antonio R. Alvarez	57	Independent Director	2014
Chin-Shyh Ou	56	Deputy Chairman and Independent Director	2014
Hsing-Ti Tuan	69	Director	2015
Yeong-Her Wang	57	Independent Director	2015
Shou-Kang Chen	52	Chief Financial Officer and Director	2015
John Yee Woon Seto	69	Independent Director	2016
Chao-Jung Tsai	59	Director	2016
Rong Hsu	63	Independent Director	2016
Carl Lei	50	Acting President of ChipMOS Shanghai	—
Lafair Cho	51	Chairman and President of ThaiLin	—
Li-Chun Li	57	Chief Operating Officer	—
Steve Cheng	51	President of ChipMOS USA	—
Vincent Hsu	45	Vice President, LCDD Production Group	—
Michael Lee	48	Vice President, Wafer Bump Production Group	—
Ivan Hsu	48	Vice President, Memory Production Group	—
Jesse Huang	47	Vice President, Assembly Production Group	—
David W. Wang	64	Vice President, Strategy and Investment Relations	—
I-Fan Chiang	55	Vice President, I.T.M. Center	—
Ahsan Kyu	62	Vice President of ChipMOS USA	—

Shih-Jye Cheng has served as one of our directors and chief executive officer since our inception. He became our chairman in May 2004. He is the sibling of President of ChipMOS USA, Mr. Steve Cheng and was our deputy chairman from our inception to May 2004. He has also served as a director and president of ChipMOS Taiwan since 1997, the chairman of ChipMOS Taiwan since June 2003, the chairman of ThaiLin from 2002 to 2013. He was a director of Syntax-Brillian Corporation from November 2005 to June 2008, the chairman of ChipMOS Shanghai from 2002 to June 2005, the chairman of CHANTEK ELECTRONIC CO., LTD. (“Chantek”) from 2002 to November 2005, the chairman of ChipMOS Logic from January 2004 to November 2005, the chairman of Advanced Micro Chip Technology Co., Ltd. from 2003 to April 2004 and a director of Ultima Electronics Corp. from 2000 to June 2003. He was a division head of the back-end operation of Mosel from 1992 to 1997. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University. Mr. Cheng was indicted by the Taipei District Prosecutor’s Office for matters relating to the purchase by ChipMOS Taiwan and ThaiLin of certain repurchase notes in 2004. Mr. Cheng was found not guilty by the Taipei District Court on October 1, 2007 and by the High Court on September 3, 2013. The Taiwan High Court’s Prosecutor’s Office has filed a petition for appeal against the High Court’s decision on September 18, 2013. For more information, please see “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—The ongoing criminal proceeding of and adverse publicity associated with Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline”.

Antonio R. Alvarez has served as one of our directors from July 2005. Mr. Alvarez is the chief operating officer of Aptina Imaging. Prior to that he was the chief operating officer of Advanced Analogic Technology from October 2011 until its acquisition by Skyworks in January 2012 and president and chief executive officer of Leadis Technology Inc. from November 2005 to January 2009. He was senior vice president and general manager of the memory products division of Cypress Semiconductor Corporation from 1998 to July 2005, and senior vice president of research and development from 1991 to 2001. He holds master’s and bachelor’s degrees in electrical engineering from Georgia Institute of Technology, where he is a member of the advisory board of the Electrical Engineering Department. He is a member of the Institute for Electrical and Electronic Engineers. Mr. Alvarez also serves on the Board of Sun-Edison Corporation since 2012.

Chin-Shyh Ou has served as one of our directors since August 2008. He has been the deputy chairman since August 2010. He has served as a director of ChipMOS Taiwan since June 2007. Mr. Ou joined the National Chengchi University as an associate professor in 1993 and a professor in 1997. In 1998, he joined National Chung Cheng University as a professor and the chairman of the Department of Accounting. He led a project to establish the Graduate Institute of Accounting and Information Technology at National Chung Cheng University in 1999. Mr. Ou earned a master degree in Public Policy and Management from Carnegie Mellon University, and a Ph.D. degree in Business Administration (Accounting) from the University of Minnesota. Mr. Ou holds several professional licenses and qualifications, including U.S. Certified Public Accountant and Certified Internal Auditor.

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

Rong Hsu was appointed by our board of directors on October 1, 2008 to fill the vacancy from Mr. Takaki Yamada’s resignation. He has served as one of our directors from July 2005 to August 2008. He has been the director of Device Integration, QMT since February 2009. He has been the vice president of Spatial Photonics Inc. since May 2006. He was a founder of eLCOS Microdisplay Technology Group where he was the president from April 2001 to December 2005, senior director of operations at Aurora Systems Co. from 1999 to March 2001, director of manufacturing for micro-display systems and testing at S-Vision Co. from 1996 to 1999, manager of manufacturing at nCHIP Co. from 1991 to 1996, research engineer at Lawrence Livermore National Laboratory from 1988 to 1991 and senior engineer at Intel Corporation from 1982 to 1988. He has a doctorate degree in material engineering from the University of Maryland, a master’s degree in material science from Brown University and a bachelor’s degree in mechanical engineering from National Taiwan University. He is a founding member and senior advisor of the Chinese American Semiconductor Professional Association.

Carl Lei has served as the acting president and vice president of assembly and testing operations of ChipMOS Shanghai since July 2010. Mr. Lei was the deputy director of Backend Operation of ProMOS from 2004 to 2010 and product manager of Mosel from 1998 to 2003. Mr. Lei received his bachelor’s degree from Feng Chia University in Taiwan.

Lafair Cho has served as ThaiLin’s chairman since June 17, 2013, the president since December 1, 2003 and a director since December 30, 2002. He was vice president of ThaiLin from February 1, 2003 to November 30, 2003. He has also served as vice president of the memory production group of ChipMOS Taiwan from July 2003 to August 2004 and as a director of ChipMOS Taiwan from October 2003 to June 2007. He served as a deputy assistant vice president of the IC testing division of ChipMOS Taiwan from April 2000 to December 2001 and as an assistant vice president of the IC testing division of ChipMOS Taiwan from January 2002 to January 2003. He served as manager of production material control of Mosel from 1993 to 1997. He holds a master’s degree in industrial management from National Cheng Kung University in Taiwan.

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

Steve Cheng is the sibling of our Director, Chairman and Chief Executive Officer, Mr. Shih-Jye Cheng and has served as the president of ChipMOS U.S.A. since August 2008. Mr. Cheng has served as the director of Finance and Administration in ChipMOS U.S.A. since July 2004. He has been serving in ChipMOS U.S.A. since November 1999. He received a bachelor’s degree in business banking and insurance from Feng Chia University in Taiwan.

Vincent Hsu has served as ChipMOS Taiwan’s vice president of LCDD production group since March 2012. He was assistant vice president of ChipMOS Taiwan from 2007 to 2012. He received a master’s degree in Electrical Engineering from National Sun Yat-sen University in Taiwan.

Michael Lee has served as ChipMOS Taiwan’s vice president of wafer bump production group since November 2011 and vice president for wafer sort business group since June 2004. He was assistant vice president of ChipMOS Taiwan from 2003 to 2004. Mr. Lee received a master’s degree from National Chiao Tung University in Taiwan.

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

David W. Wang has served as ChipMOS Taiwan’s vice president of strategy and investor relations since May 2013. He joined ChipMOS Taiwan as vice president of strategy and development center in 2007. Prior to joining ChipMOS, he was the vice president of Fibera, Inc. from 2001 to 2007. Mr. Wang served as Senior Director at Lam Research where his responsibilities included new product introduction, system integration, field escalation and management of regional teams from 1996 to 2001. Mr. Wang also worked for IBM’s Microelectronics Division where he as Senior Engineer/ Manager led advanced packaging materials, process development and marketing organizations. Mr. Wang is a member of IEEE and SEMI Taiwan Packaging and Test Committee and holds 45 US patents. He received his Ph.D and M.S. from the University of Michigan and Bachelor of Science degree from Fu Jen University.

I-Fan Chiang has served as ChipMOS Taiwan’s vice president of ITM Center since July 2010. Mr. Chiang was a vice president of Websurf Technologies Taiwan from 2003 to June 2010. Mr. Chiang also served as a vice president of Hitrust Inc. from 2000 to 2003. Mr. Chiang holds a bachelor’s degree in Electronic Engineering from Tamkang University in Taiwan.

Ahsan Kyu has served as Vice President of ChipMOS USA since 2007 for sales and engineering department. He has developed and handled most of ChipMOS’ most strategic and valued US based customers. Mr. Kyu holds a Bachelor’s Degree in Chemistry and Master’s Degree in Electrical Engineering. He has over 32 years of experience in the semiconductor assembly engineering field, with past experiences providing professional services to notable companies such as Texas Instruments (formerly National Semiconductor), Integrated Device Technology, United Test and Assembly Center Ltd., Chantek, Integrated Silicon Solution Inc. and Siliconware Precision.

Board Practice and Terms of Directorship

Our board of directors consists of three classes of directors. The first class, consisting of Shih-Jye Cheng, Antonio R. Alvarez and Chin-Shyh Ou, is up for re-election at the annual general meeting in 2014 and then every third annual general meeting thereafter. The second class, consisting of Hsing-Ti Tuan, Yeong-Her Wang and Shou-Kang Chen, is up for re-election at the annual general meeting in 2015 and then every third annual general meeting thereafter. The third class, consisting of John Yee Woon Seto, Chao-Jung Tsai and Rong Hsu,is up for re-election at the annual general meeting in 2016 and then every third annual general meeting thereafter.

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

Share Ownership

The following table sets forth certain information as of March 31, 2014 with respect to our common shares owned by our directors and executive officers.

Name	Number of Common Shares Held	Percentage of Shares Issued and Outstanding	Number of Options Held (1)	Exercise Price of Options (US$)	Expiration Date of Options
Shih-Jye Cheng	623,584	2.1%	100,561	2.55-11.1435	2014/8/31-2018/8/31
Antonio R. Alvarez	—	—	*	*	*
Chin-Shyh Ou	—	—	*	*	*
Hsing-Ti Tuan	*	*	*	*	*
Yeong-Her Wang	*	*	*	*	*
Shou-Kang Chen	*	*	*	*	*
John Yee Woon Seto	*	*	*	*	*
Chao-Jung Tsai	—	—	*	*	*
Rong Hsu	*	*	*	*	*
Carl Lei	*	*	*	*	*
Lafair Cho	—	—	*	*	*
Li-Chun Li	—	—	*	*	*
Steve Cheng	*	*	—	—	—
Vincent Hsu	—	—	*	*	*
Michael Lee	—	—	*	*	*
Ivan Hsu	*	*	*	*	*
Jesse Huang	*	*	*	*	*
David W. Wang	—	—	*	*	*
I-Fan Chiang	—	—	*	*	*
Ahsan Kyu	—	—	—	—	—

Notes:

*	Indicate actual numbers held and/or including options exercisable or vested within 60 days after March 31, 2014, would beneficially own less than 1% of our ordinary shares.
(1)	Each option covers one of our common shares.

Compensation Committee

The aggregate compensation paid in 2013 to our directors and our executive officers, including cash and accrued pension payable upon retirement, was approximately NT$125 million (US$4 million). In 2013, we granted options to purchase 202,160 of our common shares and 13,480 cash-settled share appreciation rights to our directors and executive officers as set forth in the table below. These options share appreciation rights will vest over a period of four years, with an equal proportion vesting on each of August 31, 2014, 2015, 2016 and 2017, except for certain options granted on August 31, 2013 that vested on August 31, 2014.

Number of common shares issuable upon exercise of options / Number of cash-settled share appreciation rights	Expiration date	Exercise price (US$)	Considerations paid for options / share appreciation rights granted
172,160	August 31, 2019	14.0675	None
30,000	August 31, 2023	14.0675	None
13,480	August 31, 2019	14.0675	None

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

Audit Committee

Under our audit committee charter adopted on February 28, 2001 and amended on May 14, 2004, December 21, 2004, August 27, 2009, August 31, 2012 and May 24, 2013, our audit committee:

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

Special Committee

In connection with the indictment of Mr. Shih-Jye Cheng by the Taipei District Prosecutor’s Office, our board of directors formed a special committee to evaluate the circumstances surrounding the indictment. As of March 31, 2014, the special committee was solely comprised of Mr. Yeong-Her Wang, our Company’s independent director. The special committee has engaged K&L Gates LLP (formerly Kirkpatrick & Lockhart Preston Gates Ellis LLP) as its independent international legal counsel and Baker & McKenzie as its independent ROC legal counsel, and Ernst & Young (formerly know as Diwan, Ernst & Young) as its accounting advisor to assist in its evaluation and provide recommendations.

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

Employees

The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the functions indicated:

	As of December 31,			As of March 31,
Function	2011	2012	2013	2014
General operations	3,193	3,069	3,434	3,275
Quality control	384	400	406	389
Engineering	1,377	1,345	1,365	1,288
Research and development	276	313	330	353
Sales, administration and finance	229	176	178	168
Others	335	383	375	372

Total	5,794	5,686	6,088	5,845

The following table sets forth, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

Location	As of December 31,			As of March 31,
	2011	2012	2013	2014
ThaiLin	596	544	520	478
ChipMOS Taiwan Hsinchu Production Group	1,664	1,564	1,680	1,633
ChipMOS Taiwan Southern Taiwan Production Group	2,997	2,962	3,282	3,131
Shanghai	531	609	600	597
Japan and the United States	6	7	6	6

Total	5,794	5,686	6,088	5,845

Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees and believe that our relationship with our employees is good.

Share Option Plan and Share Appreciation Rights Plan

We adopted a broad-based share option plan in 2001, which was amended at a special general meeting on March 19, 2004 to increase the number of shares available for issuance under the share option plan from 1,450,000 to 2,250,000. In August 2006, we adopted a second broad-based share option plan, which has 1,750,000 shares available for issuance. In September 2011, we adopted a third broad-based share option plan, which has 1,000,000 shares available for issuance. Each share option plan provides that our directors, officers, employees and those of our affiliates may, at the discretion of our board of directors or a committee, be granted options to purchase our shares at an exercise price of no less than the par value of our common shares. The board or the committee has completed discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each grant, the exercise price of all options granted, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding, up to a maximum term of ten years. Shares available for issuance under these plans are replenished by shares that were subject to forfeited and expired share options.

In 2011, we granted 692,624 share options, with an exercise price, at the time of grant, ranging from US$4.59 to US$6.222 per share. In 2011, 148,403 share options were forfeited, nil share options were expired and 96,103 share options were exercised. In 2012, we granted 204,316 share options, with an exercise price, at the time of grant, ranging from US$11.1095 to US$11.1435 per share. In 2012, 103,426 share options were forfeited, 289,268 share options were expired and 668,246 share options were exercised. In 2013, we granted 688,996 share options, with an exercise price, at the time of grant, ranging from US$9.2225 to US$14.0675 per share. In 2013, 75,944 share options were forfeited, 253,194 share options were expired and 500,383 share options were exercised. As of December 31, 2013, we had 1,565,023 share options outstanding, with an exercise price ranging from US$2.3796 to US$21.488.

In September 2006 and August 2008, we adopted a share appreciation rights (“SARs”) plan pursuant to which we may issue up to 500,000 and 750,000 cash-settled SARs to our directors, officers, employees and those of our affiliates. Under the share appreciation rights plan, each holder of SARs, issued thereunder will be entitled to receive, on the applicable exercise date, cash in an amount equal to the excess of the market value of our common shares on such date over the exercise price of such rights. Our board of directors or a relevant committee thereof has completed discretion over the administration of the share appreciation rights plan, including determining the recipients of the share appreciation right awards, the number of rights awarded, the exercise date, the exercise price and other relevant terms. Unless earlier terminated by our board of directors or the relevant board committee, the plan will remain effective until September 2016 and August 2018.

In 2011, 525,885 SARs were granted, with an exercise price, at the time of grant, ranging from US$5.151 to US$6.222. In 2011, 70,621 SARs were forfeited, nil SARs were expired and 32,832 SARS were exercised. In 2012, 43,660 SARs were granted, with an exercise price, at the time of grant, ranging from US$11.1095 to US$11.1435. In 2012, 67,375 SARs were forfeited, 154,106 SARs were expired and 231,270 SARs were exercised. In 2013, 521,020 SARs were granted, with an exercise price, at the time of grant, ranging from US$9.2225 to US$14.0675. In 2013, 46,501 SARs were forfeited, 53,375 SARS were expired and 249,563 SARs were exercised. As of December 31, 2013, we had 812,429 SARs outstanding, with an exercise price, at the time of grant, ranging from US$2.448 to US$14.0675.

Where applicable, the share numbers and exercise price of our share option plan and share appreciation rights plan disclosed in the foregoing paragraph are adjusted to reflect the effect of the Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table and information set out certain information as of March 31, 2014 regarding the ownership of our common shares by (1) each person known to us to be the owner of more than five percent of our common shares and (2) the total amount owned by our directors and executive officers as a group.

Identity of person or group	Number of shares owned	Percentage Owned

Baupost Group LLC/MA(1)	3,283,235	11.0
He & Fang 2005 Revocable Living Trust (2)	2,583,637	8.7
Siliconware Precision Industries Co., Ltd.(3)	2,243,749	7.5
Directors and executive officers, as a group (4)	696,696	2.3

Notes:

(1)	According to the Schedule 13G filed by Baupost Group LLC/MA with the SEC on February 13, 2014.
(2)	According to the Schedule 13G/A filed by He Zhengxu with the SEC on January 8, 2014.
(3)	Siliconware Precision completed a share purchase and subscription transaction with ChipMOS Taiwan and us on March 27, 2007, pursuant to which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed for 3,043,749 of our common shares through a private placement. See “Item 4. Information on the Company—Our Structure and History—ChipMOS TECHNOLOGIES INC.” In November 2012, Siliconware Precision sold 800,000 shares pursuant to the Secondary Offering.
(4)	Excludes exercisable/vested options of our common shares and Mosel’s beneficial ownership of our common shares which may be considered to be beneficially held by some of our directors or officers. Includes shares held by certain family members of certain directors.

The share numbers disclosed in the foregoing notes, are adjusted to reflect the effect of the Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

As of March 31, 2014, approximately 88% of our common shares were held of record by shareholders located in the United States. All holders of our common shares have the same voting rights with respect to their shares.

Related Party Transactions

ChipMOS TECHNOLOGIES INC.

On April 16, 2013, as part of ChipMOS Taiwan’s listing plan on the TWSE, we completed the sale of 6.5 million outstanding ChipMOS Taiwan shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TWSE listing plan, Yuanta Securities Company Limited and Capital Securities Corp., and to certain others, including non-US employees of ChipMOS Taiwan. Also, from September 2, 2013 to October 3, 2013, we completed another sale of 180 million outstanding ChipMOS Taiwan shares or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$20.0 per share to investors and certain non-US employees of ChipMOS Taiwan. On April 9, 2014, ChipMOS Bermuda sold approximately 1.3 million ChipMOS Taiwan shares as “green shoe” option to market investors. As of the date of this Annual Report on Form 20-F, we continue to own approximately 522 million ChipMOS Taiwan shares representing 60.4% of ChipMOS Taiwan’s outstanding shares. See “Item 3. Key Information—Risk Factors—ChipMOS Taiwan’s ability to maintain its listing and trading status on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the main board of Taiwan Stock Exchange or satisfy other eligibility requirements that may be required of it in the future” for additional information on ChipMOS Taiwan’s listing plan.

Siliconware Precision Industries Co., Ltd.

        As of March 31, 2014, Siliconware Precision owned 7.5% of our outstanding common shares and 15.8% of ChipMOS Taiwan’s outstanding shares. On March 27, 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed to 3,043,749 (adjusted to reflect the effect of 1-for-every-4 reverse stock split effective on January 21, 2011) of our newly issued common shares through a private placement. ChipMOS Taiwan became our wholly-owned subsidiary on September 14, 2007. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The share purchase transaction was completed in January 2011. In April 2014, as part of ChipMOS Taiwan’s listing, Siliconware Precision sold 225 thousand outstanding ChipMOS Taiwan shares as “green shoe” options. As of the date of this Annual Report on Form 20-F, we own 60.4% and Siliconware Precision owned 15.4% of ChipMOS Taiwan’s outstanding shares. Siliconware Precision is an independent provider of semiconductor testing and packaging services. Siliconware Precision currently has, and is expected to continue to have from time to time in the future, contractual and other business relationships with us. No revenue was derived from Siliconware Precision in 2011. From April 2011 onwards, Siliconware Precision is not our related party as it owned less than 10% of our outstanding common shares.

Mosel Vitelic Inc.

As of March 31, 2014, Mosel indirectly owned 1.3% of our outstanding common shares. Mosel designs and manufactures semiconductor products, including DRAM, SRAM, flash memory, LCD and other flat-panel display driver semiconductors and power-related semiconductors. Mosel and its affiliates currently have, and are expected to continue to have from time to time in the future, contractual and other business relationships with us. Commencing April 1, 2011, Mosel and its direct and indirect subsidiaries are no longer related parties to the Company.

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

ChipMOS TECHNOLOGIES (Shanghai) LTD.

Since 2002, we have managed our PRC operations, ChipMOS Shanghai, through Modern Mind, our controlled subsidiary. Whilst we did not own any equity interest in Modern Mind, we had controlled Modern Mind through our ownership of the MMT Notes. Under the MMT Assignment Agreement signed on April 22, 2011, ChipMOS Bermuda has agreed to sell the MMT Notes to ThaiLin for a purchase price of approximately US$40 million subject to certain closing conditions. The Assignment Agreement transaction completed in October 2011 and ThaiLin immediately converted the MMT Notes into common shares of Modern Mind and purchased all of the remaining common shares of Modern Mind from Jesper, with ChipMOS Shanghai becoming a wholly-owned subsidiary of ThaiLin.

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

ThaiLin Semiconductor Corp.

On March 4, 2008, ChipMOS Taiwan made a loan in an amount of NT$145 million that bears interest at a rate of 4.69% per annum to Kolin, a major shareholder of ThaiLin. The loan was originally secured by a pledge by Kolin of 11 million common shares of ThaiLin. On August 22, 2008, Kolin repaid NT$15 million of the loan. On December 23, 2008, ChipMOS Taiwan notified Kolin to proceed with the transfer of the collateral’s ownership, the payment of unpaid loan and interest accrued in the amount of NT$130 million, and the payment of interest incurred due to loan repayment default under the loan. On January 20, 2009, Kolin informed ChipMOS that it could not fulfill request made by ChipMOS, including the transfer of shares since it is prohibited to do so under an interim restrictive order of disposition. Subsequently, Kolin was granted on March 27, 2009, pursuant to a ruling of Taiwan District Court on (Civil Ruling No.7 and No.9 of 2009), the approval for its reorganization and declaration of creditor’s rights application. Therefore, such shares shall still be deemed as the creditor’s collateral. ChipMOS made the creditor’s rights application on April 21, 2009. On January 31, 2011, a final ruling of Taiwan High Court (Civil Ruling No.186 of 2010) confirmed its approval of the reorganization plan of Kolin. On March 15, 2012, ChipMOS Taiwan entered into an agreement with Kolin whereby Kolin agreed to dispose of the common shares of ThaiLin that were pledged to ChipMOS Taiwan and use the proceeds to settle the outstanding debt to ChipMOS Taiwan. The loan had been fully repaid and the subject pledge has been released accordingly in 2013.

As of March 31, 2014, ThaiLin did not hold any of our outstanding shares. ThaiLin’s previous holding includes 1,015,158 shares acquired pursuant to ThaiLin’s enforcement of the collateral provided by ProMOS under the Stock Pledge Agreement dated December 3, 2008, entered into between ThaiLin and ProMOS, 506,364 shares accumulated from the Rule 10b5-1/10b-18 securities purchase program launched in December 2008, and 467,059 shares acquired pursuant to the interest shares payment and 4,485,630 shares acquired pursuant to the conversion of 2009 Notes in March 2011. In November 2012, ThaiLin sold 2,000,000 shares under the Secondary Offering. In May 2013, ThaiLin sold 380,506 shares to Tokyo Seimitsu. In November 2013 and January 2014, ThaiLin sold 2,000,000 shares and 2,093,705 shares, respectively, to ChipMOS Bermuda and the shares were then retired and cancelled.

The share numbers disclosed in the foregoing paragraph are adjusted to reflect the effect of the Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

ProMOS Technologies Inc.

As of March 31, 2014, Mosel directly and indirectly owned 12.0% of ProMOS.

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

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-60.

Legal Proceedings

In February 2006, ChipMOS Taiwan and ChipMOS USA received notice of a lawsuit filed by Tessera Technologies, Inc., or Tessera. The complaint was initially filed in United States District Court for the Northern District of California (Civil Action No. C05-04063CW), or the California court. In an amended complaint, Tessera added ChipMOS Taiwan and ChipMOS USA, among several other semiconductor companies, as co-defendants. The amended complaint alleges that ChipMOS Taiwan, ChipMOS USA and the other co-defendants infringed certain patents owned by Tessera and that ChipMOS Taiwan is in breach of a license agreement with Tessera, or the Tessera license agreement. Tessera also sought unspecified damages and injunctive relief. ChipMOS Taiwan and ChipMOS USA have responded to the lawsuit by denying Tessera’s claims of patent infringement and breach of contract. ChipMOS USA and ChipMOS Taiwan have also raised various counterclaims for declaratory judgment and related affirmative defenses that the Tessera patents are invalid and unenforceable. In May 2007, the California court, with the concurrence of ChipMOS Taiwan and ChipMOS USA, stayed all litigation in the California court as a result of a related investigation by the International Trade Commission, or ITC, initiated by Tessera against certain other co-defendants. In addition, a co-defendant in the Tessera lawsuit requested the United States Patent and Trademark Office to reexamine the patentability of each of Tessera’s patents that are at issue in the case in the California court. The requests were granted and, in February 2007, the U.S. Patent and Trademark Office concluded that certain claims of the patents were invalid on the basis of prior art. In April 2008, ChipMOS Bermuda, ChipMOS USA and ChipMOS Taiwan received notice that Tessera requested the ITC to initiate another investigation alleging that the sale for and after importation into the United States as well as importation into the United States of certain small format non-tape based BGA semiconductor packages by ChipMOS Bermuda, ChipMOS Taiwan and ChipMOS USA infringe three of the five Tessera patents at issue in the case pending in the California court. Tessera sought, among other things, an investigation by the ITC and general exclusion orders to prohibit the infringing products from entry into the United States. The ITC initiated the investigation in May 2008. On March 13, 2009, after the close of discovery, Tessera submitted a request to terminate the proceedings at the ITC, which the judge granted on July 17, 2009. No petitions for review were filed. The ITC issued an order to terminate the investigation on August 7, 2009. Due to the completion of a companion investigation against other companies by ITC, the stayed litigations in the Northern District of California resumed in January 2012. On July 19, 2012, Tessera filed a stipulation with the California court dismissing its breach of contract claim against the companies. Accordingly, this litigation was then limited to only Tessera’s patent infringement allegations against the companies. A court-ordered mediation was held on December 13, 2012 but was unsuccessful. On November 8, 2013, we entered into a settlement agreement with Tessera settling the subject matter. As part of the Settlement Agreement, ChipMOS Taiwan agreed to pay a one-time payment of US$1,375 thousand, including 20% Taiwan tax withholding, to Tessera in exchange for Tessera releasing, discharging and agreeing to never sue ChipMOS Bermuda, ChipMOS Taiwan and ChipMOS USA relating to the license agreement. On November 9, 2013, the parties filed a stipulation with the Court to dismiss the pending litigation.

In April 1999, Motorola, Inc. (“Motorola”) and ChipMOS Taiwan entered into an immunity agreement (the “Agreement”) whereby each party covenanted not to sue each other for the use of certain Ball Grid Array (“BGA”) patents. In December 2004, Motorola spun off its semiconductor division, and thereby formed Freescale Semiconductor, Inc. (“Freescale”), who then assumed Motorola’s rights and obligations under the Agreement. On October 16, 2006, Freescale unilaterally terminated the Agreement, alleging that ChipMOS Taiwan breached the Agreement. ChipMOS Taiwan argued that Freescale’s unilateral termination of the Agreement has no legal effect, and continues to accrue royalty payments for products it believes are covered by the Agreement. The payments previously returned by Freescale and accrued by ChipMOS Taiwan have been deposited in a separate escrow account. On July 13, 2009, Freescale alleged that ChipMOS Taiwan breached the Agreement by failing to pay royalties on certain BGA packages assembled by ChipMOS Taiwan. ChipMOS Taiwan filed an answer to deny all allegations, and also filed counterclaims against Freescale alleging that Freescale engaged in patent misuse by seeking to obtain royalties on certain of ChipMOS Taiwan’s BGA products that were not covered by any Freescale patent included under the Agreement, and for declaratory judgment of patent non-infringement and invalidity. On December 11, 2009, Freescale filed a motion to dismiss the declaratory judgment counterclaims filed by ChipMOS Taiwan and to stay all other patent related claims and issues until its breach of contract claims could be decided. On July 29, 2010, the Court found that the Agreement constituted a “Total Sales Royalty” agreement, however, Freescale’s motion was partly denied for patent misuse issue. A mediation was held between the parties on October 28, 2010 but was unsuccessful. The fact discovery and expert discovery process regarding patent misuse issue closed in middle June 2011. An Order granting Freescale’s motion for partial summary judgment and denying ChipMOS’ cross-motion for partial judgment was given on September 8, 2011. An Order granting in part and denying in part ChipMOS’ Motion for Reconsideration was given on March 30, 2012. The Court reinstated ChipMOS’ claims for patent misuse and its affirmative defenses for patent exhausted, mutual mistake and license. Freescale refiled its motions to strike ChipMOS’ jury demand and for summary judgment on ChipMOS’ affirmative defenses of exhaustion, mutual mistake and license. The Court has granted those motions on January 24, 2013 and later denied ChipMOS Taiwan’ motion for reconsideration of those rulings in April 2013. On June 20, 2013, ChipMOS Taiwan entered into a settlement agreement with Freescale to resolve pending lawsuit between the parties in a judicial settlement conference conducted in the Court. As part of the settlement agreement, ChipMOS Taiwan agreed to pay Freescale US$8 million to settle the claims in exchange the parties entering into a new License Agreement for the use of Freescale’s BGA packaging technology from 2011 to 2015 and filing a Joint Stipulation for the Dismissal of all claims pending between them. The Joint Stipulation for Dismissal was filed on July 26, 2013 and the case was closed by the Court.

Other than the matters described above, we were not involved in any material litigation in 2013 and are not currently involved in any material litigation.

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

Dividend Policy

Company paid a cash dividend of US$0.14 per common share for a total cash cost of US$4.1 million on October 30, 2013 to all common shareholders of record on relevant record date. The payment of future dividends is subject to the Board’s continuing determination that the payment of dividends are in the best interests of the Company’s shareholders and are in compliance with all laws and agreements of the Company applicable to the declaration and distribution.

Item 9.	The Offer and Listing

Listing

Since March 17, 2010, the NASDAQ Capital Market has been the principal trading market for our common shares, which are not listed or quoted on any other markets in or outside the United States. Our common shares were formerly quoted on the NASDAQ Global Market (formerly the NASDAQ National Market) under the symbol “IMOS” since June 19, 2001, and our common shares were formerly quoted on the NASDAQ Global Select Market since July 1, 2006. The CUSIP number for our common shares is “G2110R114”. Our Shareholders approved a reverse stock split of ChipMOS’s common stock in January 2011 with a ratio of 1-for-every-4 shares effective on January 21, 2011. As a result, the number of outstanding shares of ChipMOS common stock is reduced to 27,725,782 shares, from 110,908,341 shares prior to the reverse stock split becoming effective. As of March 31, 2014, there were 29,773,557 common shares issued and outstanding. The table below sets forth for the periods indicated, historical prices for the high, low and average closing prices on the NASDAQ National Market, the NASDAQ Global Select Market or the NASDAQ Capital Market for our common shares.

	NASDAQ Price per share(1) (US$)
	High	Low	Average
2009	3.97	0.80	2.45
2010	7.68	2.40	4.80
2011	9.81	4.48	6.94
2012	19.04	5.47	11.91
2013	20.60	10.32	15.83
2012
First Quarter	19.04	5.47	10.93
Second Quarter	18.48	9.61	12.68
Third Quarter	15.85	8.79	12.41
Fourth Quarter	16.03	9.74	11.59
2013
First Quarter	13.32	10.32	11.29
Second Quarter	19.35	12.36	16.42
Third Quarter	20.60	15.03	17.16
Fourth Quarter	20.60	15.86	18.16
2013
November	20.48	15.86	17.68
December	20.60	19.03	19.71
2014
January	19.57	18.13	18.88
February	22.98	18.41	20.78
March	23.16	21.40	22.59
First Quarter	23.16	18.13	20.75
April (through April 23, 2014)	23.35	21.03	22.16

Note:

(1)	The figures in the table contain historical prices reflecting the effect of our reverse stock split which was approved by our Shareholders on January 21, 2011.

Item 10.	Additional Information

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

Preferred Shares

Currently there are no specific rights attached to the preferred shares. The specific rights of the preferred shares could include rights, preferences or privileges in priority to our common shares and the establishment of such rights or the delegation to the board of directors to establish such rights will need to be approved by our shareholders. As of March 31, 2014, no preferred shares have been issued by our company.

Bermuda Law

We are an exempted company organized under the Bermuda Companies Act. The rights of our shareholders are governed by Bermuda law and our memorandum of association and bye-laws. The Bermuda Companies Act differs in some material respects from laws generally applicable to United States corporations and their shareholders.

Dividends

Under Bermuda law, a company may not declare or pay dividends from time to time by its board of directors if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than its liabilities. (However, in order to avoid the possibility of an unauthorised reduction of capital, the Company complies with former requirement of section 54(1)(b) of the Bermuda Companies Act, i.e. that whenever the board of directors is making determination based on the latter benchmark - the realizable value of its assets, it should consider whether “the realizable value of its assets would thereby be less than the aggregate of its liabilities, issued share capital and share premium accounts” , rather than “liabilities” alone.). The holders of common shares are entitled to receive dividends out of assets legally available for such purposes at times and in amounts as our board of directors may from time to time determine. Any dividend unclaimed for a period of six years from its date of declaration will be forfeited and will revert to our company.

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

Access to Books and Records and Dissemination of Information

Under Bermuda law, members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s certificate of incorporation, its memorandum of association (including its objects and powers), and any alteration to its memorandum of association and documents relating to an increase or reduction of authorized share capital. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings, and the company’s audited financial statements, which, unless agreed by all shareholders and directors, must be laid before the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders and by members of the general public for not less than two hours each day without charge. Any member of the public may require a copy of the register, or of any part thereof, on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain a share register in Hamilton, Bermuda and a branch register in New Jersey, USA. A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

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

As an exempted company, we may not participate in certain business transactions, including, among others: (1) the acquisition or holding of land in Bermuda, except (i) land acquired for its business by way of lease or tenancy agreement for a term not exceeding fifty years, or (ii) with the consent of the Minister of Finance granted in his discretion, land by way of lease or tenancy agreement for a term not exceeding twenty-one years in order to provide accommodation or recreational facilities for its officers and employees; (2) the taking of mortgages on land in Bermuda to secure an amount in excess of US$50,000 without the consent of the Bermuda Minister of Finance; (3) the acquisition of any bonds, or debentures secured on any land in Bermuda except bonds or debentures issued by the Government or a public authority; or (4) the carrying on of business of any kind in Bermuda, except, among others, to carry business with persons outside Bermuda, in furtherance of our business carried on outside Bermuda or under a license granted by the Bermuda Minister of Finance.

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

•

On October 26, 2012, the Company entered Underwriting Agreement with ThaiLin, Siliconware Precision, Cowen and Company, LLC and Craig-Hallum Capital Group LLC for the Secondary Offering of up to 2.8 million Company’s Common Shares.

•	On May 20, 2013, ThaiLin entered Share Purchase Agreement with Tokyo Seimitsu for the sale of 380,506 Company’s Common Shares for a purchase price of approximately US$5 million.

•	On November 21, 2013, the Company entered Share Purchase Agreement with ThaiLin for the purchase of 4,093,705 Company’s Common Shares.

•

On September 5, 2013, the Company entered Share Purchase Agreement with ADATA Technology Co., LTd., for the purchase of 8 million ChipMOS Taiwan’s Common Shares at a price of NT$20 per share and for a total consideration of NT$160 million (US$5 million).

•

On September 5, 2013, the Company entered Share Purchase Agreement with GIC Private Limited for the purchase of 33,646 thousand ChipMOS Taiwan’s Common Shares at a price of NT$20 per share and for a total consideration of approximately NT$673 million (US$23 million).

•

On September 5, 2013, the Company entered Share Purchase Agreement with Soaring Elite Limited. for the purchase of 15 million ChipMOS Taiwan’s Common Shares at a price of NT$20 per share and for a total consideration of NT$300 million (US$10 million)

•

On September 5, 2013, the Company entered Share Purchase Agreement with TLC Capital Co., Ltd for the purchase of 9,750 thousand ChipMOS Taiwan’s Common Shares at a price of NT$20 per share and for a total consideration of NT$195 million (US$7 million).

•

On September 5, 2013, the Company entered Share Purchase Agreement with Yi-Feng Chen for the purchase of 13 million ChipMOS Taiwan’s Common Shares at a price of NT$20 per share and for a total consideration of NT$260 million (US$9 million).

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

General

This section is a general summary of the material United States federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common shares as of the date of this report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. The summary applies to you only if you hold our common shares as a capital asset within the meaning of Section 1221 of the Code. The United States Internal Revenue Service, or the IRS, may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring, holding or disposing of our common shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of the United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, foreign and United States federal estate and gift tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular U.S. or Non-U.S. Holder of our common shares, including, without limitation, the following:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a market-to-market method of accounting for its securities holdings;

•	a financial institution or a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a person that holds our common shares in a hedging transaction or as part of a straddle or a conversion transaction;

•	a person whose functional currency for United States federal income tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax;

•	a person that owns, or is treated as owning, 10% or more, by voting power or value, of our common shares;

•	certain former U.S. citizens and residents who have expatriated; or

•	a person that receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.

U.S. Holders

For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our common shares who or that is:

•	an individual United States citizen or resident alien of the United States (as specifically defined for United States federal income tax purposes);

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

•

the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a profit for the year basis in respect of income from our common shares, such distributions are attributable to a permanent establishment that you maintain in the United States).

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

Sale, Exchange or Other Disposition of Our Common Shares

Generally, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other disposition of our common shares unless:

•

your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a profit for the year basis in respect of gain from the sale or other disposition of our common shares, such gain is attributable to a permanent establishment maintained by you in the United States), or

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

Interest Rate Risks

As of December 31, 2013, we had aggregate debts outstanding of NT$7,551 million (US$253 million), which was incurred for capital expenditure and general operating expenses. Of our outstanding debts as of December 31, 2013, 100% bear interest at variable rates. The interest rate for the majority of our variable rate debts varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debts had an annual weighted average interest rate of 2.346% as of December 31, 2013. Accordingly, we have cash flows and earnings exposure due to market interest rate changes for our variable rate debts. An increase in interest rates of 1% would increase our annual interest charge by NT$76 million (US$3 million) based on our outstanding floating rate indebtedness as of December 31, 2013.

As of December 31, 2012 and 2013, we had no interest rate swap agreements outstanding.

Foreign Currency Exchange Rate Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, is the Japanese yen and the US dollar. As of December 31, 2013, 52.8% of our financial assets and 19.5% of our financial liabilities are denominated in the US dollar and Japanese yen, respectively. To minimize foreign currency exchange risk, from time to time we utilize forward exchange contracts and foreign currency options to hedge our exchange rate risk on foreign currency assets or liabilities positions. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average appreciation of the NT dollar against all other relevant foreign currencies of 5% would decrease our exchange gain by NT$364 million (US$12 million) based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2013. As of December 31, 2012 and 2013, we had no outstanding forward exchange or foreign currency option contracts.

See Note 30 of our audited consolidated financial statements for additional information on financial risk management.

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

Management’s Report on Internal Control Over Financial Reporting

April 25, 2014

Management of ChipMOS TECHNOLOGIES (Bermuda) LTD. (together with its consolidated subsidiaries, the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934). The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

As of December 31, 2013, the Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting as of December 31, 2013 was effective.

Moore Stephens, an independent registered public accounting firm, has audited our consolidated financial statements included in the Annual Report of the Company on Form 20-F for the year ended December 31, 2013 and has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2013. The attestation report is set forth in “Item 18. Financial Statements”.

/s/ Shih-Jye Cheng		/s/ Shou-Kang Chen
Name:	Shih-Jye Cheng	Name:	Shou-Kang Chen
Title:	Chairman and Chief Executive Officer	Title:	Chief Financial Officer

Changes in Internal Control Over Financial Reporting. During 2013, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The table below summarizes the aggregate fees that we paid or accrued for services provided by Moore Stephens for the years ended December 31, 2012 and 2013.

	2012	2013
	NT$	NT$
	(In thousands)
Audit Fees	$9,151	$9,247
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	2,382	1,283

Total	$11,533	$10,530

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. For 2012 and 2013, this category primarily include the audit of our financial statements and our internal control over financial reporting contained in this Annual Report on Form 20-F.

Audit-Related Fees. This category includes fees reasonably related to the performance of the audit or review of our financial statements and not included in the category of Audit Fees (described above).

Tax Fees. This category includes aggregate fees for respective years for services relating to tax compliance, advice and planning.

All Other Fees. This category includes aggregate fees for respective years for services other than the services included in the above. For 2012, this category primarily include the fees for services received relating to Company’s transaction with respect to the Registration Statement on Form F-3 declared effective in September 2012. For 2013, the fees incurred under this category are primarily the fees for services received relating to Company’s transaction with respect to the application of ChipMOS Taiwan listing on the TWSE.

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

Repurchase Programs. On August 26, 2011, our Board of Directors approved and subsequently implemented a Rule 10b5-1 and 10b-18 share repurchase program in accordance with the Securities Exchange Act 1934, as amended, on November 17, 2011 to purchase through a broker our common shares, with a maximum purchase amount of US$10 million (Repurchase Program I). Repurchase Program I was terminated on August 20, 2012.

On August 10, 2012, our Board of Directors approved and subsequently implemented a Rule 10b5-1 and 10b-18 share repurchase program in accordance with the Securities Exchange Act 1934, as amended, on August 20, 2012 to purchase through a broker our common shares, with a maximum purchase amount of US$10 million (Repurchase Program II). Repurchase Program II was completed on October 16, 2012.

On March 14, 2013, our Board of Directors approved and subsequently implemented a Rule 10b5-1 and 10b-18 share repurchase program in accordance with the Securities Exchange Act 1934, as amended, on May 24, 2013 to purchase through a broker our common shares, with a maximum purchase amount of US$7.5 million (Repurchase Program III). This repurchase program was terminated on November 21, 2013.

Other repurchases. On November 21, 2013, our Board of Directors approved the repurchase of 4,093,705 of our common shares from ThaiLin to be consummated at two closings (“ThaiLin Repurchase”). The first closing of 2,000,000 common shares occurred on November 26, 2013 and the second closing of 2,093,705 common shares occurred on January 16, 2014.

On November 29, 2013, Mr. S. J. Cheng, our Chairman of Board of Directors and Chief Executive Officer, has entered into a 10b5-1 sales plan for the sale of up to 250,000 shares of ChipMOS common shares between May 20, 2014 and June 20, 2014. The plan was entered into for personal tax planning and diversification purposes. Upon completion of the plan, Mr. Cheng expects to still own or hold over 370,000 common shares of ChipMOS.

The table sets forth certain information about the purchase of our common shares by the Issuer’s repurchase programs for the year ended as of December 31, 2013.

Purchases of Equity Securities by the Issuer

				Maximum Dollar
				Value of Shares
			Total Number of	that May Yet Be
			Shares Purchased	Purchased Under
	Total Number	Average Price	as Part of	the Plans or
	of Shares	Paid Per	Publicly Announced	Programs
Period	Purchased	Share (US$)	Plans or Programs	(US$ Million)
January – February, 2012 (Repurchase Program I)	47,100	7.69	47,100	None
September – October, 2012 (Repurchase Program II)	653,610	15.30	653,610	None
June – November, 2013 (Repurchase Program III)(1)	87,100	15.41	87,100	None

Total	787,810		787,810

Note:

(1)	Does not include repurchases of November 21, 2013 ThaiLin Repurchase.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Item 16G requires a foreign private issuer to provide in its annual report filed with the Securities and Exchange Commission a brief, general summary of any significant ways its corporate governance practices differ from those followed by NASDAQ-listed domestic companies. The table below provides this summary information as required by Item 16G and by NASDAQ Rule 5615(a) (3):

NASDAQ Listing Rule	Corporate Governance Practice To Be Followed by Domestic Companies	Our Corporate Governance Practice
5605(b)	Requires a majority independent board and an independent director executive session.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

5605(c)(1)	Audit committee charter requirements.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

5605(c)(2)(A)(ii)	Audit committee composition and independence requirements.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

5605(c)(2)(A)(i), (iii), (iv)	Audit committee financial sophistication requirements.	We follow governance practices under Bermuda law: Bermuda Companies Act does not have such requirement.
5605(c)(3)	Audit committee responsibilities and authority requirements.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

5605(d), (e)	Requires independent director oversight of executive officer compensation and director nominations.	We follow governance practices under Bermuda law: Bermuda Companies Act does not have such requirement. All compensation committee members are independent directors. All directors who approve executive officer compensation and director nominations are independent directors.

5610	Requires a code of conduct for directors, officers and employees.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

5620	Annual shareholder meeting requirements.	We follow governance practices under Bermuda law. The Bermuda Companies Act and our bye-laws provide for certain requirements for the annual shareholder meeting, including the following:

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

5640	Shareholder voting rights requirements.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

PART III

Item 17.	Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

The financial statements and related information of the Company are located at pages F-1 to F-60.

Item 19.	Exhibits

Exhibits	Description
1.1	Memorandum of Association of ChipMOS TECHNOLOGIES (Bermuda) LTD.(1)

1.2	Bye-laws of ChipMOS TECHNOLOGIES (Bermuda) LTD.(10)

2.1	Certificate of Incorporation of ChipMOS TECHNOLOGIES (Bermuda) LTD., dated August 15, 2000.(1)

4.1	Joint Venture Agreement, dated July 14, 1997, between Mosel Vitelic Inc. and Siliconware Precision Industries Co., Ltd.(1)

4.2	Asset Sales Agreement, dated June 14, 1999, between Microchip Technology Taiwan and ChipMOS TECHNOLOGIES INC.(1)

4.3	Tessera Compliant Chip License Agreement, dated April 20, 1999, between Tessera Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.4	License Agreement, dated April 1, 1999, between Fujitsu Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.5	Sales Agreement, dated February 10, 2000, between Sharp Corp. and ChipMOS TECHNOLOGIES INC.(1)

Exhibits	Description

4.6	Raw Materials Processing Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.7	Raw Materials Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.8	Integrated Circuit Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.9	Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.10	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.11	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.12	Land Lease Agreement, dated September 1, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.13	Purchase Agreement, dated July 31, 1997, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc.(1)

4.14	Form of Share Exchange Covenant Letter from the Company to the Shareholders.(1)

4.15	Amendment to the Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC, dated September 1, 2001.(2)

4.16	Purchase Agreement, dated October 15, 2003, between ChipMOS TECHNOLOGIES INC. and DenMOS Technology Inc.(2)

4.17	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Ron How Investment Corp. (English Translation)(3)

4.18	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Yuan Shan Investment Corp. (English Translation)(3)

4.19	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc. (English Translation)(3)

4.20	Laser Stamping Machine Lease Agreement, dated November 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.21	Automatic Stamping Machine Lease Agreement, dated December 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.22	Raw Materials Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.23	Integrated Circuit Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.24	Technology Transfer Agreement, dated December 24, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.25	Tester Equipment Lease Agreement, dated November 14, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.26	Tester Equipment Lease Agreement, dated December 3, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.27	Joint Engagement Letter, undated, by and among Ultima Electronics Corp., ChipMOS TECHNOLOGIES INC. and Sun-Fund Securities Ltd. (English Translation)(3)

4.28	Lease Agreement, dated June 1, 2002, between ChipMOS TECHNOLOGIES INC. and SyncMOS Technologies, Inc. (English Translation)(3)

Exhibits	Description

4.29	Technology Transfer Agreement, dated August 1, 2002, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES (Shanghai) LTD.(3)

4.30	Promissory Note from Modern Mind Technology Limited to Jesper Limited, dated November 4, 2002.(3)

4.31	Deed of Variation, dated December 2, 2002, between Modern Mind Technology Limited and Jesper Limited.(3)

4.32	Deed of Assignment, dated December 27, 2002, between Jesper Limited and ChipMOS TECHNOLOGIES (Bermuda) LTD.(3)

4.33	Deed of Assignment, dated June 25, 2003, between Jesper Limited and ChipMOS TECHNOLOGIES INC.(3)

4.34	Agreement, dated May 3, 2003, between Jesper Limited and Modern Mind Technology Limited.(3)

4.35	Master loan agreement, dated July 12, 2004, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Modern Mind Technology Limited and Jesper Limited.(5)

4.36	Cooperation Agreement, dated March 27, 2002, between Shanghai Qingpu Industrial Zone Development (Group) Company and ChipMOS TECHNOLOGIES (Bermuda) LTD. (English Translation)(3)

4.37	Deed of assignment, dated December 17, 2003, between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.38	Supplemental deed of assignment, dated May 14, 2004 between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.39	Second supplemental deed of assignment, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.40	Assignment agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(4)

4.41	Supplemental assignment agreement, dated May 14, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(4)

4.42	Second supplemental assignment agreement, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.43	Patent license agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(4)

4.44	Supplemental patent license agreement dated July 8, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.45	Second supplemental patent license agreement dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.46	Third supplemental patent license agreement dated December 30, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.47	Assembly and Testing Service Agreement, dated November 27, 2005, between ChipMOS TECHNOLOGIES INC. and Spansion LLC.(6)

4.48	Share Purchase and Subscription Agreement, dated February 13, 2007, among ChipMOS TECHNOLOGIES (Bermuda) LTD., ChipMOS TECHNOLOGIES INC. and Siliconware Precision Industries Co., Ltd.(7)

4.49	Registration Rights Agreement, dated March 27, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and Siliconware Precision Industries Co., Ltd.(7)

4.50	Share Exchange Agreement, dated as of April 12, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(9)

4.51	Assignment Agreement, dated April 12, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(8)

4.52	Form of Change In Control Severance Agreement.(9)

Exhibits	Description

4.53	Southern Taiwan Science Park Administration Land Lease Agreement, dated June 1, 2007, between Southern Taiwan Science Park Administration and ChipMOS TECHNOLOGIES INC. (English Translation)(9)

4.54	Second Amendment to Assembly and Test Service Agreement, dated July 16, 2007, by and between Spansion LLC and ChipMOS TECHNOLOGIES INC.(9)

4.55	Service Agreement for Integrated Circuit Products, dated July 17, 2007, by and between ProMOS Technologies Inc. and ChipMOS TECHNOLOGIES INC. (English Translation)(9)

4.56	Registration Rights Agreement, dated August 8, 2007, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Giant Haven Investment Limited, ProMOS Technologies Inc. and Powertech Technology Inc.(9)

4.57	Third Amendment to Assembly and Test Services Agreement, dated November 30, 2007, by and between Spansion LLC and ChipMOS TECHNOLOGIES INC.(9)

4.58	Science Park Administration Land Lease Agreement, dated December 1, 2007, between Science Park Administration and ChipMOS TECHNOLOGIES INC. (English Translation)(9)

4.59	Lease Agreement, dated April 2, 2008, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(9)

4.60	Master Lease Agreement and Addendums to the Master Lease Agreement, dated November 9, 2009, between ChipMOS TECHNOLOGIES INC. and GE Money Taiwan Limited.(11)

4.61	Transfer of Claim Agreement, dated January 25, 2010, between ChipMOS TECHNOLOGIES INC. and Citigroup Financial Products Inc.(11)

4.62	Share Purchase Agreement, dated February 26, 2010, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and Siliconware Precision Industries Co., Ltd.(11)

4.63	Equipment Purchase Agreement, dated February 26, 2010, between ChipMOS TECHNOLOGIES INC. and Siliconware Precision Industries Co., Ltd.(11)

4.64	Assignment and Assumption Agreement, effective on April 22, 2011 between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ThaiLin Semiconductor Corp. (12)

4.65	Syndicated Loan Agreement, dated July 14, 2011, between ChipMOS TECHNOLOGIES INC. and Taiwan Cooperative Bank, Bank of Taiwan and Land Bank of Taiwan as the lead Arrangers. (13)

4.66	Underwriting Agreement, dated October 26, 2012, between the Company, ThaiLin, Siliconware Precision, Cowen and Company, LLC and Craig-Hallum Capital Group LLC.(14)

4.67	Share Purchase Agreement, dated November 21, 2013, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ThaiLin Semiconductor Corp.

8.1	List of principal subsidiaries of ChipMOS TECHNOLOGIES (Bermuda) LTD.

11.1	Code of Business Conduct and Ethics.(4)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

15.1	Consent of independent registered public accounting firm.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-13218), filed on February 28, 2001.
(2)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2002.
(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 30, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2004.
(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 29, 2005.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-130230), filed on December 9, 2005.
(7)	Incorporated by reference to Schedule 13D filed with the United States Securities and Exchange Commission by Siliconware Precision Industries Co., Ltd. on April 4, 2007.
(8)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 8 2007.
(9)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 6, 2008.
(10)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 4, 2009.

(11)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 4, 2010.
(12)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 3, 2011.
(13)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on April 26, 2012.
(14)	Incorporated by reference to our Interim Report on Form 6-K (File No. 0-31106), filed on October 26, 2012.

We have not included as exhibits certain instruments with respect to our debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and it has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei, Taiwan, Republic of China, on April 25, 2014.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

By:	/s/ Shih-Jye Cheng
Name:	Shih-Jye Cheng
Title:	Chairman and Chief Executive Officer

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Incorporated in Bermuda with limited liability)

We have audited the accompanying consolidated statements of financial position of ChipMOS TECHNOLOGIES (Bermuda) LTD. and subsidiaries (collectively, the “Group”) as of January 1, 2012, December 31, 2012 and 2013, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2013, all expressed in New Taiwan dollars. We have also audited the Group’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Incorporated in Bermuda with limited liability) (Continued)

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of January 1, 2012, December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Certified Public Accountants

Hong Kong

March 11, 2014

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Income Statements

For the years ended December 31, 2012 and 2013

	Note	2012	2013	2013
		NT$000	NT$000	US$000
Revenue	4	19,220,560	19,361,930	649,076

Cost of revenue		(16,767,941)	(15,922,395)	(533,771)

Gross profit		2,452,619	3,439,535	115,305

Other operating income	6	127,949	442,411	14,831
Research and development expenses		(505,429)	(564,476)	(18,923)
Sales and marketing expenses		(79,936)	(107,651)	(3,609)
Administrative and general expenses		(637,566)	(699,126)	(23,437)
Other operating expenses		(48,745)	(100,849)	(3,381)

Operating profit		1,308,892	2,409,844	80,786

Finance costs	7	(228,565)	(183,005)	(6,135)
Other non-operating income (expense), net	8	(232,555)	289,256	9,697

Profit before tax		847,772	2,516,095	84,348

Income tax	9	(178,116)	(827,094)	(27,727)

Profit for the year		669,656	1,689,001	56,621

Attributable to:
Equity holders of the Company		629,781	1,335,348	44,765
Non-controlling interests		39,875	353,653	11,856

		669,656	1,689,001	56,621

Earnings per share:	10
Basic		22.92	45.55	1.53
Diluted		22.25	44.27	1.48

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2012 and 2013

	2012	2013	2013
	NT$000	NT$000	US$000
Profit for the year	669,656	1,689,001	56,621
Other comprehensive income (loss):
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	(20,192)	27,438	920

Net other comprehensive income (loss) to be reclassified to profit or loss in the subsequent periods	(20,192)	27,438	920

Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Net actuarial losses	(75,079)	(30,574)	(1,025)
Income tax effect	12,763	5,198	174

Net other comprehensive loss not to be reclassified to profit or loss in the subsequent periods	(62,316)	(25,376)	(851)

Other comprehensive income (loss) for the year, net of tax	(82,508)	2,062	69

Total comprehensive income for the year, net of tax	587,148	1,691,063	56,690

Attributable to:
Equity holders of the Company	553,522	1,325,326	44,429
Non-controlling interests	33,626	365,737	12,261

	587,148	1,691,063	56,690

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

January 1, 2012, December 31, 2012 and 2013

	Note	January 1, 2012	December 31, 2012	December 31, 2013	December 31, 2013
		NT$000	NT$000	NT$000	US$000
Assets

Non-current assets

Available-for-sale financial assets	12	39,121	11,635	8,594	288
Property, plant and equipment	13	14,364,194	12,475,283	12,811,953	429,499
Deferred tax assets	9	716,993	593,062	194,926	6,535
Refundable deposits		21,415	21,070	20,460	686
Prepaid rent – non-current portion	14	98,022	91,873	94,657	3,173
Other non-current assets		22,537	20,154	20,325	681

		15,262,282	13,213,077	13,150,915	440,862

Current assets

Inventories	15	1,533,866	1,687,889	1,519,403	50,935
Accounts and notes receivable	16	3,790,847	4,120,115	4,114,626	137,936
Other receivables		107,448	179,473	164,233	5,506
Short-term deposits	17	396,979	629,893	181,931	6,099
Other current assets		68,759	105,286	104,437	3,501
Cash and cash equivalents	17	7,246,056	8,863,616	13,372,770	448,299

		13,143,955	15,586,272	19,457,400	652,276

Total assets		28,406,237	28,799,349	32,608,315	1,093,138

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

January 1, 2012, December 31, 2012 and 2013

	Note	January 1, 2012	December 31, 2012	December 31, 2013	December 31, 2013
		NT$000	NT$000	NT$000	US$000
Equity and liabilities

Capital and reserves

Issued capital	18	39,041	39,013	37,165	1,246
Reserves	19	11,211,865	11,773,443	13,386,426	448,757
Other component of equity	19	433,902	416,896	438,652	14,705
Treasury stock	20	(924,781)	(635,741)	(297,580)	(9,976)

Equity attributable to equity holders of the Company		10,760,027	11,593,611	13,564,663	454,732

Non-controlling interests		3,974,843	3,995,690	7,024,963	235,500

Total equity		14,734,870	15,589,301	20,589,626	690,232

Non-current liabilities

Bank loans – non-current portion	21	8,484,300	6,739,927	3,888,972	130,371
Long term deferred revenue		95,304	89,350	92,084	3,087
Accrued pension cost	22	259,192	474,338	490,489	16,443
Guarantee deposit		1,940	2,478	2,192	73

		8,840,736	7,306,093	4,473,737	149,974

Current liabilities

Accounts payable		1,130,730	890,077	956,799	32,075
Payables to contractors and equipment suppliers		415,391	484,659	858,239	28,771
Other payables		1,667,353	1,669,206	1,541,409	51,673
Current tax payable		20,283	34,308	320,687	10,751
Receipts in advance		185,469	26,117	30,579	1,025
Deferred revenue		2,383	2,291	2,423	81
Other current liabilities		178,078	203,016	173,380	5,812
Bank loans – current portion	21	684,028	2,227,800	2,874,756	96,372
Short-term bank loans	23	546,916	366,481	786,680	26,372

		4,830,631	5,903,955	7,544,952	252,932

Total liabilities		13,671,367	13,210,048	12,018,689	402,906

Total equity and liabilities		28,406,237	28,799,349	32,608,315	1,093,138

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012 and 2013

	Attributable to equity holders of the Company
		Reserves		Other component of equity
	Share capital	Capital surplus (Note 19)	Retained earnings	Foreign currency translation reserve	Treasury stock (Note 20)	Total	Non- controlling interests	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1, 2012	39,041	15,123,913	(3,912,048)	433,902	(924,781)	10,760,027	3,974,843	14,734,870
Profit for the year	—	—	629,781	—	—	629,781	39,875	669,656
Other comprehensive income	—	—	(59,253)	(17,006)	—	(76,259)	(6,249)	(82,508)

Total comprehensive income	—	—	570,528	(17,006)	—	553,522	33,626	587,148
Share-based payments	792	187,872	—	—	—	188,664	—	188,664
Repurchase / Cancellation of shares	(820)	(234,273)	(70,742)	—	—	(305,835)	—	(305,835)
Disposal of shares held by a subsidiary	—	244,188	—	—	284,108	528,296	—	528,296
Capital surplus used to cover accumulated deficits	—	(3,787,431)	3,787,431	—	—	—	—	—
Cash dividend (Note 11)	—	—	(117,521)	—	—	(117,521)	—	(117,521)
Other movement	—	(27,811)	9,337	—	4,932	(13,542)	(12,779)	(26,321)

December 31, 2012	39,013	11,506,458	266,985	416,896	(635,741)	11,593,611	3,995,690	15,589,301
Profit for the year	—	—	1,335,348	—	—	1,335,348	353,653	1,689,001
Other comprehensive income	—	—	(31,778)	21,756	—	(10,022)	12,084	2,062

Total comprehensive income	—	—	1,303,570	21,756	—	1,325,326	365,737	1,691,063
Share-based payments	593	187,501	—	—	—	188,094	—	188,094
Repurchase / Cancellation of shares	(102)	(28,428)	(11,675)	—	—	(40,205)	—	(40,205)
Disposal of shares held by a subsidiary	(2,339)	(190,900)	—	—	338,161	144,922	—	144,922
Partial disposal of a subsidiary	—	399,626	(9,755)	—	—	389,871	3,146,906	3,536,777
Cash dividend (Note 11)	—	—	(122,491)	—	—	(122,491)	—	(122,491)
Changes in non-controlling interests	—	—	—	—	—	—	(483,370)	(483,370)
Other movement	—	71,554	13,981	—	—	85,535	—	85,535

December 31, 2013	37,165	11,945,811	1,440,615	438,652	(297,580)	13,564,663	7,024,963	20,589,626

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2012 and 2013

	2012	2013	2013
	NT$000	NT$000	US$000
Cash flows from operating activities
Profit before tax	847,772	2,516,095	84,348
Adjustments to reconcile profit before tax to net cash flows:
Depreciation of property, plant and equipment	4,623,038	3,292,144	110,364
Amortization of assets	8,775	2,804	94
(Reversal) / allowance for impairment of accounts and notes receivable	(2,410)	7,415	249
Reversal of impairment of other receivables	—	(64,779)	(2,172)
Interest expense	227,765	180,426	6,049
Interest income	(31,823)	(42,722)	(1,432)
Impairment of available-for-sale financial assets	27,486	3,041	101
Impairment of property, plant and equipment	6,843	671	22
Impairment of other non-current assets	1,540	220	7
Loss (gain) on disposal of property, plant and equipment, net	14,013	(121,212)	(4,063)
Share-based payments	181,763	232,590	7,797
Deferred income	(2,324)	(2,375)	(80)
Accrued pension cost	167,012	(22,797)	(764)
Changes in operating assets and liabilities:
Accounts and notes receivables	(326,855)	(1,926)	(64)
Other receivables	(68,905)	81,401	2,729
Inventories	(154,023)	168,486	5,648
Other current assets	(35,971)	(1,103)	(37)
Short-term deposits	(343,560)	354,006	11,867
Accounts payable	(240,653)	66,722	2,237
Other payables	2,574	(127,698)	(4,281)
Receipts in advance	(159,352)	4,464	150
Other current liabilities	24,940	(29,638)	(994)

	4,767,645	6,496,235	217,775
Interest received	28,659	41,343	1,386
Interest paid	(228,486)	(180,525)	(6,052)
Income tax paid	(40,809)	(133,881)	(4,488)

Net cash generated from operating activities	4,527,009	6,223,172	208,621

Cash flows from investing activities
Proceeds from sales of property, plant and equipment	37,848	151,093	5,065
Acquisition of property, plant and equipment	(2,748,627)	(3,251,283)	(108,994)
Decrease in refundable deposits	345	610	20
Decrease in financial assets	110,647	93,955	3,150

Net cash used in investing activities	(2,599,787)	(3,005,625)	(100,759)

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2012 and 2013

	2012	2013	2013
	NT$000	NT$000	US$000
Cash flows from financing activities
Proceeds from short-term bank loans	—	420,199	14,087
Proceeds from long-term bank loans	595,927	23,801	798
Payments on short-term bank loans	(180,435)	—	—
Payments on long-term bank loans	(796,528)	(2,227,800)	(74,683)
Increase (decrease) in guarantee deposits	538	(286)	(10)
Cash received (paid) in respect of share-based payments	6,901	(44,496)	(1,492)
Payments on repurchase of shares	(305,835)	(40,205)	(1,348)
Proceeds from disposal of shares held by a subsidiary	528,296	144,922	4,858
Proceeds from partial disposal of a subsidiary	—	3,536,777	118,565
Cash dividend	(117,521)	(122,491)	(4,106)
Changes in non-controlling interests	(43,688)	(385,194)	(12,913)

Net cash (used in) generated from financing activities	(312,345)	1,305,227	43,756

Net increase in cash and cash equivalents	1,614,877	4,522,774	151,618
Effect of foreign exchange rate changes	2,683	(13,620)	(457)
Cash and cash equivalents at beginning of year	7,246,056	8,863,616	297,138

Cash and cash equivalents at end of year	8,863,616	13,372,770	448,299

Partial cash paid for investing activities
Cash paid for acquisition of property, plant and equipment :
Total acquisitions	2,817,895	3,624,863	121,517
Decrease in payable to contractors and equipment suppliers	(69,268)	(373,580)	(12,523)

	2,748,627	3,251,283	108,994

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012 and 2013

1.	Corporate and group information

ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company” or “ChipMOS Bermuda”) was incorporated under the laws of Bermuda on August 1, 2000, and its common shares have been traded on the NASDAQ Global Select Market since June 2001. In February 2010, ChipMOS Bermuda submitted an application to the NASDAQ Stock Market to transfer its listing to the NASDAQ Capital Market from the NASDAQ Global Select Market. The NASDAQ Stock Market has determined that the Company meets the NASDAQ Capital Market initial listing criteria set forth in Listing Rule 5505. Its common shares have been traded on the NASDAQ Capital Market since March 17, 2010.

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

As of December 31, 2013, the consolidated financial statements of the Company include:

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

1.	Corporate and group information (continued)

ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) was incorporated in Taiwan on July 28, 1997 as a joint venture company between Mosel Vitelic Inc. (“MVI”) and Siliconware Precision Industries Co. Ltd. (“SPIL”). Its operations consist of testing and assembly of semiconductors. In connection with a corporate restructuring on January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of ChipMOS Taiwan executed a Purchase and Subscription Agreement whereby they transferred their shares of ChipMOS Taiwan to ChipMOS Bermuda in exchange for 14,585 thousand common shares in ChipMOS Bermuda. The selling shareholders, who previously held an aggregate of 70.25% of the entire outstanding common shares of ChipMOS Taiwan, thus became the holder of the entire outstanding common shares of ChipMOS Bermuda. Because 100% of the outstanding common shares of ChipMOS Bermuda were owned by former shareholders of ChipMOS Taiwan, the exchange of shares has been accounted for as a merger as if ChipMOS Bermuda was the acquirer. Equity and operations attributable to ChipMOS Taiwan shareholders not participating in the exchange offer were reflected as noncontrolling interests in the historical financial statements. In March 2007, ChipMOS Bermuda, ChipMOS Taiwan and SPIL completed a share purchase and subscription transaction whereby ChipMOS Bermuda purchased 100% of SPIL’s equity interest in ChipMOS Taiwan at US$0.75 per share. SPIL also subscribed to 3,043,749 newly issued common shares of ChipMOS Bermuda through a private placement of US$6.28 per share. After the transaction, ChipMOS Taiwan became a 99.14% subsidiary of ChipMOS Bermuda and SPIL owned 14.7% of ChipMOS Bermuda. In September 2007, another share exchange transaction was completed whereby ChipMOS Bermuda offered to exchange one share of ChipMOS Bermuda for 8.4 shares of ChipMOS Taiwan shares. The exchange was completed in September 2007 and ChipMOS Taiwan became a wholly-owned subsidiary of ChipMOS Bermuda. In February 2010, ChipMOS Bermuda entered into a Share Purchase Agreement with SPIL to sell to SPIL the holding of 133,000 thousand common shares of ChipMOS Taiwan for a consideration of NT$1,630,580 thousand. In January 2011, the transaction was completed. As part of ChipMOS Taiwan’s listing plan on the Taiwan Stock Exchange (“TWSE”), on April 16, 2013, ChipMOS Bermuda completed the sale of 6.5 million outstanding ChipMOS Taiwan shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters of the TWSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan (Note 27). Also, on October 3, 2013, ChipMOS Bermuda completed another sale of 180.0 million outstanding ChipMOS Taiwan shares, at the price of NT$20.0 per shares to investors and certain non-US employees of ChipMOS Taiwan (Note 27). As of December 31, 2013, ChipMOS Bermuda owned 62.09% (2012:84.22%) of ChipMOS Taiwan’s outstanding shares.

ThaiLin Semiconductor Corp. (“ThaiLin”) was incorporated on May 15, 1996 and is listed on the GreTai Securities Market in Taiwan. ThaiLin is engaged in wafer and semiconductor testing services. On December 31, 2002, ChipMOS Taiwan acquired an equity interest of 41.8% in ThaiLin. On December 1, 2003, ChipMOS Taiwan obtained controlling influence over ThaiLin’s decisions on its operations, personnel and financial policies. Therefore, ThaiLin has been consolidated into these financial statements from December 1, 2003 in spite of the fact that ChipMOS Taiwan holds an equity interest of less than 50% in ThaiLin. As of December 31, 2013, ChipMOS Taiwan held a 47.54% (2012: 42.87%) equity interest in ThaiLin.

ChipMOS U.S.A., Inc. (“ChipMOS USA”) was incorporated in the United States of America in October 1999. It engages in sales and customer services and all the expenses incurred from these activities are charged to current income. ChipMOS USA began generating revenue in 2001. As of December 31, 2013, ChipMOS Taiwan owned 100% (2012: 100%) of the outstanding shares of ChipMOS USA.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

1.	Corporate and group information (continued)

MODERN MIND TECHNOLOGY LIMITED (“Modern Mind”) was incorporated in the British Virgin Islands on January 29, 2002. Modern Mind conducts its operations through ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”). ChipMOS Shanghai a wholly-owned subsidiary of Modern Mind was established in the People’s Republic of China (“PRC”) on June 7, 2002. ChipMOS Shanghai is engaged in wafer testing, semiconductor assembly and testing, and module and subsystem manufacturing. ChipMOS Shanghai commenced commercial production in 2003. ChipMOS Bermuda acquired a 100% equity interest in Modern Mind on December 12, 2002, and then transferred it to Jesper Limited (“Jesper”) on December 31, 2002. In December 2002 and 2003, ChipMOS Bermuda acquired from Jesper and ChipMOS Taiwan, respectively, convertible notes issued by Modern Mind (“MMT Notes”) that are convertible into a controlling equity interest in Modern Mind if the repayment is not made when due. Under an Assignment and Assumption Agreement signed on April 22, 2011, ChipMOS Bermuda agreed to sell the MMT Notes to ThaiLin for a purchase price US$39,950 thousand. On October 3, 2011, the transaction was completed. On October 3, 2011, ThaiLin converted the MMT Notes into common shares of Modern Mind and purchased all of the remaining common shares of Modern Mind from Jesper. Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai, became a wholly-owned subsidiaries of ThaiLin. ChipMOS Bermuda’s interest in ChipMOS Shanghai was reduced to 36.11% then. Prior to October 3, 2011, ChipMOS Bermuda consolidated Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai in reliance on International Accounting Standard 27 (Revised) “Consolidated and Separate Financial Statements”. ChipMOS Bermuda had a parent-subsidiary relationship with Modern Mind by means other than record ownership of voting stock. This relationship was based on ChipMOS Bermuda’s power to direct or cause the direction of the management and policies of Modern Mind and ChipMOS Shanghai. As of December 31, 2013, ThaiLin owned 100% (2012: 100%) of the outstanding shares of Modern Mind and Modern Mind owned 100% (2012: 100%) of the outstanding shares of ChipMOS Shanghai.

2.	Basis of preparation of financial statements and principal accounting policies

a)	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared under the historical cost convention and are presented in New Taiwan dollars (“NT$”), which is the Company’s functional currency.

First time adoption of IFRSs

The consolidated financial statements of the Company and its subsidiaries (collectively referred to as the “Group”) were previously prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”), which differ from IFRSs in some significant areas. To prepare the consolidated financial statements, management has modified certain of its accounting policies that were previously applied under ROC GAAP in order to comply with the IFRSs.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

2.	Basis of preparation of financial statements and principal accounting policies (continued)

a)	Basis of preparation (continued)

Comparative figures and figures as of the transition date (January 1, 2012) have been modified to reflect such adjustments. Note 34 includes a reconciliation between equity figures of consolidated financial statements prepared in accordance with the ROC GAAP on the transition date (January 1, 2012) and on the adoption date (December 31, 2012) and the profit and total comprehensive income figures for the year ended December 31, 2012 and those presented in accordance with the IFRSs in these consolidated financial statements, as well as the effects of the adjustments to cash flows.

The format of the primary financial statements under ROC GAAP is governed by Financial Supervisory Commission. International Accounting Standard (“IAS”) 1 “Presentation of Financial Statements” requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes or on the face of the financial statements, unless another standard specifies otherwise. The transition to IFRSs has resulted in the Group changing the format of its income statements, statements of financial position and statements of cash flows, as well as the disclosure of certain line items not prescribed by ROC GAAP.

As a general rule, the Group is required to establish its IFRSs accounting policies for the year ended December 31, 2013 and apply these retrospectively. However, advantage has been taken of certain exemptions granted by IFRS 1 “First-time adoption of International Financial Reporting Standards” (“IFRS 1”) as further described below:

1)	The Group elected not to apply IFRS 3 “Business Combinations”, retrospectively to business combinations which occurred before January 1, 2012.

2)	The Group elected to take the optional exemption from applying IFRS 2 “Share-based Payment”, retrospectively for the share-based payment transactions granted and vested before January 1, 2012.

3)	The Group elected not to apply IAS 19 “Employee Benefits”, retrospectively to employee benefits and recognize all cumulative actuarial gains and losses in retained earnings as of January 1, 2012.

4)	The Group elected to take the optional exemption from applying IAS 32 “Financial Instruments: Presentation”, retrospectively from the transactions occurred before January 1, 2012.

5)	The Group elected not to apply IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”), retrospectively for the transactions occurred before January 1, 2012.

6)	The Group elected not to apply IAS 23 “Borrowing Costs”, retrospectively for the transactions occurred before January 1, 2012.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

2.	Basis of preparation of financial statements and principal accounting policies (continued)

b)	Basis of consolidation

The consolidated financial statements include the accounts of ChipMOS Bermuda and all entities controlled by ChipMOS Bermuda. Control is achieved where the Company has power over the investees, that expose or give rights to variable returns from its involvement with the investees, and the Company is able to use its power to affect the amount of returns from the investees. Generally control is achieved with a shareholding of more than one half of the voting rights over the relevant activities of the investee. The existence and effect of potential voting rights that are exercisable or convertible are considered when assessing whether the Company controls another entity.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in subsidiaries are presented separately from the Group’s equity therein.

The Company’s consolidated financial statements for the years ended December 31, 2012 and 2013 include the financial results of ChipMOS Taiwan and its subsidiaries, ThaiLin, ChipMOS USA, and Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Where certain assets of the subsidiary are measured at fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the related assets (i.e. reclassified to the consolidated income statements or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

2.	Basis of preparation of financial statements and principal accounting policies (continued)

c)	Significant judgements and estimates

The preparation of consolidated financial statements requires management to make estimates and judgements that affect the recorded amounts of assets, liabilities, revenue and expenses of the Group. The Group continually evaluates these estimates, including those related to share-based payments, impairment of receivables, impairment of non-financial assets, defined benefit plans and deferred tax assets. The Group bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Management has considered the development, selection and disclosure of the Group’s critical accounting policies and estimates.

Judgements

In the process of applying the Group’s accounting policies, management have made the following judgements which have the most significant effect on the amounts recognized in the consolidated financial statements:

Entities in which the Group holds less than 50% of the voting rights

ChipMOS Bermuda consolidated ThaiLin in reliance on IFRS 10 “Consolidated Financial Statements” which requires a company to consolidate an entity, notwithstanding the lack of majority ownership, if such consolidation is necessary to present fairly its financial position and results of operations because of the existence of a parent-subsidiary relationship by means other than record ownership and by means other than record ownership of voting stock. This relationship is based on ChipMOS Bermuda’s power to direct or cause the direction of the management and policies of ThaiLin.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Share-based payments

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. This also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield and making assumptions about them.

The assumptions and models used for estimating fair value for share-based payments are disclosed in Note 31.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

2.	Basis of preparation of financial statements and principal accounting policies (continued)

c)	Significant judgements and estimates (continued)

Estimates and assumptions (continued)

Impairment of receivables

Receivables are assessed for indicators of impairment at the end of each reporting period, and are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the receivables, the estimated future cash flows of the receivables have been impacted. For the customer that we have reason to believe may have an inability to meet its financial obligations, we conduct an individual examination based on the available facts and circumstances to record a specific reserve. For the customers other than this, a general reserve is established based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change, the estimate of the recoverability of amounts due to us could be reduced by a material amount.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for the extrapolation purposes.

Defined benefit plans

The cost of the defined benefit pension plan and post-employment benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. Further details are disclosed in Note 22.

Deferred tax assets

Deferred tax assets are recognized for unused tax losses and tax credit to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine that amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

The Group has NT$1,218,080 thousand (US$40,834 thousand) (2012: NT$1,522,756 thousand) of tax losses carried forward. These losses relate to subsidiaries that have a history of losses and may not be used to offset taxable income elsewhere in the Group. The subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, the Group has determined that it cannot recognize deferred tax assets on the tax losses carried forward. If the Group was able to recognize all unrecognized deferred tax assets, profit and equity would have increased by NT$304,520 thousand (US$10,209 thousand).

Further details on deferred taxes are disclosed in Note 9.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

2.	Basis of preparation of financial statements and principal accounting policies (continued)

d)	Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost, less provisions for depreciation and impairment losses, if any. Details are set out in Note 13.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable cost of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the item has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the consolidated income statements in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in future economic benefits expected to be obtained from the use of the item, the expenditure is capitalized as an additional cost of the item. When an item of property, plant and equipment is sold, its cost and accumulated depreciation are removed from the financial statements and any gain or loss resulting from the disposal, being the difference between the net disposal proceeds and the carrying amount of the asset, is included in consolidated income statements.

Depreciation is provided on the straight-line method, based on the estimated economic useful life of the individual assets, as follows:

Buildings and auxiliary equipment	1 to 54 years
Machinery and equipment	1 to 6 years
Tools	1 to 3 years
Other equipment	1 to 7 years

e)	Impairment of non-financial assets

Where an indication of impairment exists, or when periodical impairment testing for an asset is required (other than inventories, deferred tax assets and financial assets), the recoverable amount of the asset is estimated. An asset’s recoverable amount is the higher of the value in use of the asset or cash-generating unit to which it belongs and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated income statements in the period in which it arises.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation), had no impairment loss been recognized for the asset in prior years. A reversal of such impairment loss is credited to the consolidated income statements in the period in which it arises.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

2.	Basis of preparation of financial statements and principal accounting policies (continued)

f)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined on a weighted average cost basis and includes all costs of purchase, costs of conversion, and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

g)	Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument.

Financial assets and liabilities are initially recognized at fair values. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Financial assets

The Group’s financial assets are classified into loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period.

Income is recognized on an effective interest basis for debt instruments.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At the end of each reporting period, subsequent to initial recognition, loans and receivables (including accounts and notes receivables, other receivables, short-term deposits and cash and cash equivalents) are carried at amortized cost using the effective interest method, less any identified impairment losses.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

2.	Basis of preparation of financial statements and principal accounting policies (continued)

g)	Financial instruments (continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are not classified in any of the other categories.

The Group’s available-for-sale equity investments do not have a quoted market price in an active market and their fair value cannot be reliably measured. They are measured at cost less any identified impairment losses at the end of each reporting period subsequent to initial recognition.

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are evaluated for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For financial assets carried at amortized cost, such as accounts receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. The Group assesses the collectability of receivables by performing the account aging analysis and examining current trends in the credit quality of its customers.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for similar financial assets, such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss either directly or through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the consolidated income statements. When an account receivable is considered uncollectible, it is written off either directly or against the allowance account. Subsequent recoveries of amounts previously written off are credited to the consolidated income statements.

Derecognition of financial assets

Derecognition of financial assets occurs when the rights to receive cash flows from the financial assets expire or are transferred and substantially all of the risks and rewards of ownership have been transferred.

Financial liabilities

Financial liabilities include bank loans, accounts payable and other monetary liabilities. All financial liabilities are initially recognized at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, they are subsequently measured at amortized cost using the effective interest method. Financial liabilities are derecognized when they extinguished, i.e. when the obligation is discharged or cancelled, or expires.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

2.	Basis of preparation of financial statements and principal accounting policies (continued)

h)	Dividends

Dividends are simultaneously proposed and declared, because the Company’s Bye Laws grant the directors the authority to declare dividends. Consequently, dividends are recognized immediately as a liability when they are proposed and declared.

i)	Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statements in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased assets. Lease incentives received are recognized in the consolidated income statements as an integral part of the aggregate net lease payments made. Contingent rentals, if any, are charged to the consolidated income statements in the accounting period in which they are incurred.

j)	Treasury stock

Treasury stock is stated at cost and shown as a deduction in equity. When the Company retires treasury stock, the treasury stock account is reduced and the share capital as well as the capital surplus – share premium are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of par value and share premium, the difference is charged to capital surplus and to retained earnings for any remaining amount. The Company’s stock held by its subsidiary is treated as treasury stock.

k)	Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the consolidated income statements.

l)	Foreign currency translation

The consolidated financial statements are presented in New Taiwan dollars, which is the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the end of the reporting period. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

2.	Basis of preparation of financial statements and principal accounting policies (continued)

l)	Foreign currency translation (continued)

The functional currencies of certain overseas subsidiaries are currencies other than the New Taiwan dollars. As at the end of the reporting period, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the end of the reporting period, and their income and expense items are translated into New Taiwan dollars at the weighted average exchange rates for the year. The resulting exchange differences are recorded in other comprehensive income and the cumulative balance is included in exchange reserve in the consolidated statements of changes in equity. On disposal of a foreign entity, the deferred cumulative amount recognized in exchange reserve relating to that particular foreign operation is recognized in the consolidated income statements.

For the purpose of the consolidated statements of cash flows, the cash flows of overseas subsidiaries are translated into New Taiwan dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into New Taiwan dollars at the weighted average exchange rates for the year.

m)	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits arising in the course of business will flow to the Group and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty.

Rendering of services

The Group recognized revenue upon completion of testing and assembly services. Other criteria that the Group uses to determine when to recognize revenue are: (1) existence of persuasive evidence of the services provided, (2) customers’ fixed commitment to use our service, (3) the selling price is fixed or determinable and (4) collectability is reasonably measured.

The Group does not take ownership of: (1) bare semiconductor wafers received from customers that are assembled into finished semiconductors, and (2) assembled semiconductors received from the customers that it tests. The title and risk of loss remains with the customer for those bare semiconductors and/or assembled semiconductors. Accordingly, the customer-supplied semiconductor materials are not included in the consolidated financial statements.

The Group does not provide warranties to customers except in cases of defects in the assembly services provided and deficiencies in testing services provided. An appropriate sales allowance is recognized in the period during which the sale is recognized, and is estimated based on historical experience.

Interest income

Interest income is recognized on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

n)	Government grant

A government grant is recognized at its fair value and credited to the consolidated income statements. The grant relates to land use rights in the People’s Republic of China. The fair value of the land use rights is credited to a deferred income account and is recognized as income in the consolidated income statements over the period of the rights.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

2.	Basis of preparation of financial statements and principal accounting policies (continued)

o)	Research and development costs

Research and development costs are expensed as incurred as the expenses do not fulfill the criteria for capitalization under IAS 38 “Intangible Assets”.

p)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are charged to the consolidated income statements in the period in which they are incurred.

q)	Pension and other post-employment benefits

The Group operates defined contribution and defined benefit plans in the Republic of China. For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement plans, the cost of providing benefit is recognized based on actuarial calculations.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the year end. Actuarial gains and losses are recognized in other comprehensive income in the period which they incur. Past service costs are recognized in the consolidated income statements on the earlier of the date of the plan amendment or curtailment, and the date that the Group recognizes restructuring-related costs. Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognises the changes in the net defined benefit obligation, including i) service costs comprising current service costs, past service costs, gains and losses on curtailments and non-routine settlements, and ii) net interest expense or income, under cost of revenue, research and development expenses, sales and marketing expenses and administrative and general expenses in the consolidated income statements.

The employees of the subsidiary within the Group which operates in the PRC are required to participate in the central pension scheme operated by the local municipal government. The PRC subsidiary is required to contribute a percentage of its payroll costs to the central pension scheme as specified by the local municipal government.

Employee entitlements to annual leave are recognized when they accrue to employees. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of the reporting period.

r)	Share-based payments

Employees of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions) or share appreciation rights, which are settled in cash (cash-settled transactions).

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

2.	Basis of preparation of financial statements and principal accounting policies (continued)

r)	Share-based payments (continued)

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

That cost is recognized, together with a corresponding increase in capital surplus in equity, over the period in which the performance and/or service conditions are fulfilled in employee benefits expense. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

When the terms of an equity-settled award are modified, the minimum expense recognised is the expense that had the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using an appropriate valuation model. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is re-measured to fair value at each reporting date up to, and including the settlement date, with changes in fair value recognized in employee benefits expense.

s)	Income tax

Income tax represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the consolidated income statements because it excludes items of income or expense that are taxable or deductible in other years, and it further excludes items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

2.	Basis of preparation of financial statements and principal accounting policies (continued)

s)	Income tax (continued)

Deferred tax is calculated, without discounting, at the tax rates that are expected to apply in the period when the liability is settled or the asset realized. Deferred tax is charged or credited in the consolidated income statements, except when it relates to items charged or credited directly to other comprehensive income, in which case the deferred tax is also dealt with in other comprehensive income.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

t)	Cash and cash equivalents

For the purpose of the consolidated statements of cash flows, cash and cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired.

u)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group.

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

3.	Translation into U.S. dollar amounts

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2013, which was NT$29.83 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

4.	Segment Information

The Group engages mainly in the research and development, manufacturing, assembly and testing of semiconductors. In accordance with IFRS 8 “Operating Segments”, the Group’s chief operating decision maker has been identified as the Chief Executive Officer/Chairman, who reviews these segment results by Testing, Assembly, Testing and Assembly for Liquid Crystal Display (“LCD”) and other Flat-Panel Display Driver Semiconductors and Bumping when making decisions about allocating resources and assessing the performance of the Group. Financial segment information is as below:

The Group uses operating profit (loss) as the measurement for segment profit (loss) and the basis of performance assessment. There was no material inconsistency between the accounting policies of the operating segment and the accounting policies described in Note 2.

	2012
	Testing	Assembly	LCD	Bumping	Others	Elimination	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	5,563,238	6,380,612	4,356,271	2,920,439	—	—	19,220,560
Inter-segment	14,070	42,407	—	—	45,263	(101,740)	—

Total revenue	5,577,308	6,423,019	4,356,271	2,920,439	45,263	(101,740)	19,220,560

Gross profit	561,247	401,568	1,270,199	221,247	45,263	(46,905)	2,452,619
Operating profit	163,574	52,081	1,019,533	102,623	(70,475)	41,556	1,308,892
Depreciation and amortization	(2,449,194)	(788,438)	(1,087,279)	(372,653)	(54,295)	120,046	(4,631,813)
Interest income	—	—	—	—	31,823	—	31,823
Interest expense	—	—	—	—	(227,765)	—	(227,765)
Impairment loss recognized during the year	—	—	—	—	(35,869)	—	(35,869)
Expenditure for segment assets	528,846	418,014	980,716	917,714	38	(27,433)	2,817,895
Property, plant and equipment	4,192,179	2,465,372	3,527,329	2,429,603	547	(139,747)	12,475,283

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

4.	Segment Information (continued)

	2013
	Testing	Assembly	LCD	Bumping	Others	Elimination	Total	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	US$000
Revenue
External customers	4,596,117	6,273,672	4,781,221	3,710,920	—	—	19,361,930	649,076
Inter-segment	4,923	130,634	—	—	44,211	(179,768)	—	—

Total revenue	4,601,040	6,404,306	4,781,221	3,710,920	44,211	(179,768)	19,361,930	649,076

Gross profit	720,015	768,267	1,352,510	529,290	44,211	25,242	3,439,535	115,305
Operating profit	336,959	374,420	1,057,372	332,364	165,130	143,599	2,409,844	80,786
Depreciation and amortization	(1,314,987)	(590,899)	(1,008,206)	(390,963)	(53,963)	64,070	(3,294,948)	(110,458)
Interest income	—	—	—	—	43,983	(1,261)	42,722	1,432
Interest expense	—	—	—	—	(180,426)	—	(180,426)	(6,049)
Impairment recognized during the year	—	—	—	—	(3,932)	—	(3,932)	(130)
Expenditure for segment assets	350,081	770,218	2,053,704	455,367	74	(4,581)	3,624,863	121,517
Property, plant and equipment	3,239,589	2,672,015	4,564,714	2,470,019	379	(134,763)	12,811,953	429,499

Geographic information:

	2012	2013	2013
	NT$000	NT$000	US$000
Area
ROC	13,631,585	13,955,389	467,831
U.S.	1,400,707	830,911	27,855
Singapore	2,779,346	2,838,978	95,172
Korea	310,419	611,357	20,495
Japan	491,092	516,995	17,331
Others	607,411	608,300	20,392

	19,220,560	19,361,930	649,076

Net revenue from customers representing at least 10% of the total revenue:

	2012		2013		2013
	Amount	%	Amount	%	Amount
	NT$000		NT$000		US$000
Customers
Novatek Microelectronics Corp. (“Novatek”)	3,941,108	21	3,838,436	20	128,677
Micron Technology, Inc. Group (“Micron”)	2,713,780	14	2,896,514	15	97,101

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

5.	Operating costs and expenses

	2012	2013	2013
	NT$000	NT$000	US$000
Included in cost of revenue:
Employee benefit cost
Salaries	3,046,720	3,389,330	113,622
Labor and health insurance	240,827	273,121	9,156
Pension	274,760	180,017	6,035
Other personnel expenses	227,603	208,545	6,991
Share-based payments	91,469	103,840	3,481
Depreciation	4,575,024	3,242,409	108,696
Amortization	1,019	959	32
Operating leases	90,615	205,494	6,889
Costs of inventories recognized as an expense	4,805,978	4,521,841	151,587

Included in research and development expenses:
Employee benefit cost
Salaries	293,933	351,991	11,800
Labor and health insurance	22,213	27,062	907
Pension	33,954	16,265	545
Other personnel expenses	10,471	10,191	342
Share-based payments	33,015	38,933	1,305
Depreciation	19,572	18,392	617
Operating leases	1,100	887	30

Included in sales and marketing expenses:
Employee benefit cost
Salaries	44,433	51,751	1,735
Labor and health insurance	2,195	2,657	89
Pension	6,821	5,249	176
Other personnel expenses	2,705	2,233	75
Share-based payments	2,787	6,879	230
Depreciation	857	776	26
Amortization	8	15	1
Operating leases	136	120	4
Allowance for impairment of accounts and notes receivable	—	7,415	249

Included in administrative and general expenses:
Employee benefit cost
Salaries	270,030	278,512	9,337
Labor and health insurance	16,045	17,243	578
Pension	25,082	9,241	310
Other personnel expenses	12,440	7,570	254
Share-based payments	54,492	82,938	2,780
Depreciation	27,585	30,567	1,025
Amortization	7,748	1,830	61
Operating leases	6,014	6,971	234

Included in other operating expenses:
Loss on disposal of property, plant and equipment	37,327	85	3
Impairment of property, plant and equipment	6,843	671	22
Impairment of other non-current assets	1,540	220	7

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

6.	Other operating income

	2012	2013	2013
	NT$000	NT$000	US$000
Gain on disposal of property, plant and equipment	23,314	121,297	4,066
Deferred income	2,324	2,375	80
Gain on disposal of patent	8,979	—	—
Reversal of allowance for impairment of accounts and notes receivable	2,410	—	—
Reversal of allowance for impairment of other receivable	—	64,779	2,172
Gain on disposal of scrapped material	54,700	38,322	1,285
Reversal of accrued royalty fees (Note 24a)	—	140,435	4,708
Others	36,222	75,203	2,520

	127,949	442,411	14,831

7.	Finance costs

	2012	2013	2013
	NT$000	NT$000	US$000
Interest on bank loans	253,364	204,710	6,863
Less: amounts capitalized in qualifying assets	(25,599)	(24,284)	(814)

	227,765	180,426	6,049
Finance expenses	800	2,579	86

	228,565	183,005	6,135

8.	Other non-operating income (expenses), net

	2012	2013	2013
	NT$000	NT$000	US$000
Interest income	31,823	42,722	1,432
Foreign exchange gains (losses), net	(248,288)	233,990	7,844
Impairment of available-for-sale investments	(27,486)	(3,041)	(101)
Others	11,396	15,585	522

	(232,555)	289,256	9,697

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

9.	Income tax

The Company is an exempted company incorporated in Bermuda, a tax-free country.

Income tax expense arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions, based on existing legislation, interpretations and practices in respect thereof.

The statutory tax rates for the years ended December 31, 2012 and 2013 for ChipMOS Taiwan, ThaiLin and ChipMOS Shanghai were 17%, 17% and 25%, respectively.

The major components of income tax expense for the years ended December 31, 2012 and 2013 are:

	2012	2013	2013
	NT$000	NT$000	US$000
Current income tax:
Current income tax charge	41,421	402,119	13,481
Adjustments in respect of current income tax of previous year	1	21,641	725

Deferred tax:
Relating to origination and reversal of temporary differences	136,694	403,334	13,521

Income tax expense reported in the consolidated income statements	178,116	827,094	27,727

Deferred tax charged to other comprehensive income:

	2012	2013	2013
	NT$000	NT$000	US$000
Net actuarial losses	12,763	5,198	174

Reconciliation of income tax expense and the accounting profit before income tax:

	2012	2013	2013
	NT$000	NT$000	US$000
Profit before tax	847,772	2,516,095	84,348

Income tax at 17%	144,121	427,736	14,339
Income tax effect of different tax rates	85,228	232,652	7,799
Permanent differences	(56,285)	(38,485)	(1,290)
Deferred tax assets not recognized	55,403	45,171	1,514
Temporary differences not recognized	(109,393)	8,262	278
10% income tax on unappropriated earnings	59,042	151,758	5,087

Income tax expense reported in the consolidated income statements	178,116	827,094	27,727

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

9.	Income tax (continued)

The details of deferred tax assets (liabilities) are as follows:

	January 1,	Profit and loss	Other comprehensive income	December 31,	December 31,
	NT$000	NT$000	NT$000	NT$000	US$000
Year of 2012
Unrealized exchange gains (losses)	2,085	(2,188)	—	(103)
Accounts receivable	31,180	732	—	31,912
Inventories	16,620	(8,898)	—	7,722
Property, plant and equipment	27,668	6,488	—	34,156
Deferred income	88,627	(9,551)	—	79,076
Share-based payments	—	362	—	362
Losses carried forward	469,580	(120,904)	—	348,676
Tax credit	41,151	27,935	—	69,086
10% income tax on unappropriated earnings	(3,259)	(53,612)	—	(56,871)
Accrued pension costs	43,341	22,942	12,763	79,046

	716,993	(136,694)	12,763	593,062

Year of 2013
Unrealized exchange gains (losses)	(103)	(6,784)	—	(6,887)	(231)
Accounts receivable	31,912	(20,041)	—	11,871	398
Inventories	7,722	5,867	—	13,589	456
Property, plant and equipment	34,156	(21,479)	—	12,677	425
Deferred income	79,076	(9,551)	—	69,525	2,331
Share-based payments	362	280	—	642	21
Losses carried forward	348,676	(348,676)	—	—	—
Tax credit	69,086	(69,086)	—	—	—
10% income tax on unappropriated earnings	(56,871)	56,871	—	—	—
Provision	—	7,038	—	7,038	236
Financing charges	—	4,312	—	4,312	145
Accrued pension costs	79,046	(2,716)	5,198	81,528	2,733
Other	—	631	—	631	21

	593,062	(403,334)	5,198	194,926	6,535

At December 31, 2013, the Group has tax losses arising in the PRC of approximately NT$1,218,080 thousand (US$40,834 thousand) (2012: NT$1,522,756 thousand) that are available for offsetting against future taxable profits of the Group companies in which the losses arose and will expire after five years if not fully utilized by the Group. Deferred tax assets have not been recognized in respect of these losses as it is not considered probable that taxable profits will be available against which these tax losses can be utilized.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

10.	Earnings per share (“EPS”)

Basic EPS amounts are calculated by dividing the profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS amounts are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in the basic and diluted EPS computations:

	2012		2013		2013
	NT$000		NT$000		US$000
Profit attributable to equity holders of the Company for basic earnings		629,781		1,335,348		44,765
Weighted average number of ordinary shares for basic EPS (in thousands)*		27,477		29,319		29,319
Earnings per shares – basic	NT$	22.92	NT$	45.55	US$	1.53

Profit attributable to equity holders of the Company for diluted earnings		629,781		1,335,348		44,765
Weighted average number of ordinary shares for basic EPS (in thousands)*		27,477		29,319		29,319
Effect of dilution:
Share options (in thousands)		828		843		843
Weighted average number of ordinary shares for diluted EPS (in thousands)*		28,305		30,162		30,162
Earnings per shares – diluted	NT$	22.25	NT$	44.27	US$	1.48

*	The weighted average number of shares takes into account the weighted average effect of changes in treasury share transaction during the year.

11.	Dividend

	2012	2013	2013
	NT$000	NT$000	US$000
Dividend declared and paid of US$0.14 (2012: US$0.14) per ordinary share	117,521	122,491	4,106

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

12.	Available-for-sale financial assets

	January 1, 2012	December 31, 2012	December 31, 2013	December 31, 2013
	NT$000	NT$000	NT$000	US$000
Unlisted equity investments, at cost	247,216	48,550	28,594	958
Less: Allowance for impairment losses	(208,095)	(36,915)	(20,000)	(670)

	39,121	11,635	8,594	288

13.	Property, plant and equipment

		Buildings
	Land	and auxiliary equipment	Machinery and equipment	Tools	Other equipment	Total	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	US$000
Cost
January 1, 2012	452,738	9,550,052	38,704,377	3,056,053	4,077,423	55,840,643
Additions	—	71,400	653,182	238,395	1,854,918	2,817,895
Disposals	—	(249,496)	(607,277)	(37,005)	(212,240)	(1,106,018)
Reclassification	—	439,370	1,097,099	62,805	(1,599,274)	—
Exchange adjustments	—	(49,036)	(50,488)	(11,638)	(36,669)	(147,831)

December 31, 2012	452,738	9,762,290	39,796,893	3,308,610	4,084,158	57,404,689
Additions	—	166,241	883,934	139,420	2,435,268	3,624,863
Disposals	—	(164,826)	(1,073,909)	(25,073)	(128,115)	(1,391,923)
Reclassification	—	180,094	2,433,078	22,361	(2,635,533)	—
Exchange adjustments	—	71,342	72,854	19,100	54,472	217,768

December 31, 2013	452,738	10,015,141	42,112,850	3,464,418	3,810,250	59,855,397	2,006,550

Accumulated depreciation and impairment
January 1, 2012	—	4,086,122	31,542,231	2,672,943	3,175,153	41,476,449
Depreciation charge for the year	—	554,690	3,626,404	238,748	203,196	4,623,038
Impairment	—	—	219	—	6,624	6,843
Disposals	—	(219,536)	(588,234)	(36,534)	(209,853)	(1,054,157)
Reclassification	—	—	134,584	—	(134,584)	—
Exchange adjustments	—	(33,476)	(45,022)	(8,699)	(35,570)	(122,767)

December 31, 2012	—	4,387,800	34,670,182	2,866,458	3,004,966	44,929,406
Depreciation charge for the year	—	573,805	2,287,543	241,543	189,253	3,292,144
Impairment	—	—	—	—	671	671
Disposals	—	(164,825)	(1,038,662)	(30,311)	(128,244)	(1,362,042)
Reclassification	—	(661)	12,646	(2,159)	(9,826)	—
Exchange adjustments	—	49,869	66,843	13,996	52,557	183,265

December 31, 2013	—	4,845,988	35,998,552	3,089,527	3,109,377	47,043,444	1,577,051

Net book value
January 1, 2012	452,738	5,463,930	7,162,146	383,110	902,270	14,364,194

December 31, 2012	452,738	5,374,490	5,126,711	442,152	1,079,192	12,475,283

December 31, 2013	452,738	5,169,153	6,114,298	374,891	700,873	12,811,953	429,499

As of December 31, 2013, certain of the above property, plant and equipment were pledged as collateral for long-term and short-term bank loans (Notes 21, 23 and 28).

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

14.	Prepaid rent

	January 1, 2012	December 31, 2012	December 31, 2013	December 31, 2013
	NT$000	NT$000	NT$000	US$000
Prepaid rent-current	2,476	2,381	2,519	84
Prepaid rent-non-current	98,022	91,873	94,657	3,173

	100,498	94,254	97,176	3,257

Prepaid rent represents grant of land use rights. The land use rights were pledged as collateral for a banking facility. (Note 28) The current portion is included in other current assets.

15.	Inventories

	January 1, 2012	December 31, 2012	December 31, 2013	December 31, 2013
	NT$000	NT$000	NT$000	US$000
Raw materials	1,328,441	1,473,978	1,302,652	43,669
Work in process	218,870	196,360	220,044	7,377
Finished goods	107,138	75,411	84,394	2,829

	1,654,449	1,745,749	1,607,090	53,875
Less: Allowance for impairment losses	(120,583)	(57,860)	(87,687)	(2,940)

	1,533,866	1,687,889	1,519,403	50,935

During 2013, NT$22,628 thousand (US$759 thousand) was recognized as an expense for inventories carried at net realizable value. This is recognized in cost of revenue.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

16.	Accounts and notes receivable

	January 1, 2012	December 31, 2012	December 31, 2013	December 31, 2013
	NT$000	NT$000	NT$000	US$000
Accounts receivable	3,787,650	4,115,213	4,119,891	138,112
Notes receivable	5,710	4,959	2,207	74
Less: Allowance for impairment losses	(2,513)	(57)	(7,472)	(250)

	3,790,847	4,120,115	4,114,626	137,936

The movements in allowance for impairment of accounts and notes receivable during the year are as follows:

Individually impaired
NT$000
January 1, 2012	2,513
Impairment losses reversed	(2,410)
Amount written off	(43)
Exchange adjustments	(3)

December 31, 2012	57

Impairment losses recognized	7,415

December 31, 2013	7,472

December 31, 2013 (US$000)	250

Ageing of accounts receivable which are past due but not impaired is as follows:

	January 1, 2012	December 31, 2012	December 31, 2013	December 31, 2013
	NT$000	NT$000	NT$000	US$000
≤ 1 month	287,079	144,628	84,476	2,832
1 – 2 months	1,330	1,203	7,289	244
2 – 3 months	705	372	732	25
3 – 4 months	61	6,456	531	18
> 4 months	978	738	2	—

	290,153	153,397	93,030	3,119

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

17.	Cash and cash equivalents and short-term deposits

	January 1, 2012	December 31, 2012	December 31, 2013	December 31, 2013
	NT$000	NT$000	NT$000	US$000
Short-term deposits	899,104	5,214,415	5,029,105	168,592
Cash	563	530	534	18
Cash at banks	6,743,368	4,278,564	8,525,062	285,788

	7,643,035	9,493,509	13,554,701	454,398

Less:
Short-term deposits with a maturity date of more than three months	(111,846)	(455,407)	(101,400)	(3,399)
Restricted short-term deposits (Note 28)	(285,133)	(174,486)	(80,531)	(2,700)

	(396,979)	(629,893)	(181,931)	(6,099)

Cash and cash equivalents	7,246,056	8,863,616	13,372,770	448,299

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between 24 days and 1 year, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

As of December 31, 2013, the above restricted short-term deposits were pledged as collateral for long-term bank loans (Note 28).

18.	Issued capital

	January 1, 2012	December 31, 2012	December 31, 2013
	thousands	thousands	thousands
Authorized shares
Ordinary shares	62,500	62,500	62,500
Preferred shares	18,750	18,750	18,750

	January 1, 2012	December 31, 2012	December 31, 2013
Ordinary shares issued and fully paid
Thousand shares	33,398	33,366	31,778
Share capital (NT$000)	39,041	39,013	37,165
Share capital (US$000)	—	—	1,246

The par value of ordinary shares issued was US$0.04 per share.

The movement of ordinary shares issued is set out below:

	2012	2013
	thousands	thousands
January 1	33,398	33,366
Share option	668	499
Treasury stock	(700)	(2,087)

December 31	33,366	31,778

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

19.	Reserves and other component of equity

The reconciliation between the opening and closing balances of each component of the Group’s consolidated equity is set out in the consolidated statements of changes in equity.

Details of the Group’s capital surplus are set out below:

	January 1, 2012	December 31, 2012	December 31, 2013	December 31, 2013
	NT$000	NT$000	NT$000	US$000
Share premium	11,336,987	7,388,384	6,932,632	232,405
Share-based payment	849,190	995,610	1,080,108	36,209
Treasury stock	460,293	548,457	808,159	27,092
Convertible notes	2,477,443	2,574,007	2,627,120	88,070
Others	—	—	497,792	16,687

	15,123,913	11,506,458	11,945,811	400,463

20.	Treasury stock

The movement of treasury stock is set out below:

	2012		2013
	thousand	NT$000	thousand	NT$000	US$000
January 1	6,474	924,781	4,474	635,741	21,312
Disposal by a subsidiary	(2,000)	(284,108)	(2,381)	(338,161)	(11,336)
Other	—	(4,932)	—	—	—

December 31	4,474	635,741	2,093	297,580	9,976

The Company’s stock held by its subsidiary is treated as treasury stock. As of December 31, 2013, the Company’s subsidiary, ThaiLin, held 2,093 thousand (2012: 4,474 thousand) shares of the Company’s ordinary shares.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

21.	Long-term bank loans

	January 1, 2012	December 31, 2012	December 31, 2013	December 31, 2013
	NT$000	NT$000	NT$000	US$000
Syndicated bank loans collateralized by equipment, repayable quarterly from May 2007 to February 2012, interest at floating rate (2.315% as of January 1, 2012)	95,828	—	—	—
Banks loan collateralized by buildings, repayable quarterly from April 2011 to January 2015, interest at floating rate (1.92% as of January 1, 2012)	162,500	—	—	—
Syndicated bank loans collateralized by equipment, repayable semi-annually from January 2012 to July 2015, interest at floating rate (3.0421% and 2.7789% and 2.5158% as of January 1, 2012 and December 31, 2012 and December 31, 2013, respectively)	5,382,000	4,843,800	2,691,000	90,211
Syndicated bank loans collateralized by land and buildings, repayable semi-annually from January 2014 to July 2016, interest at floating rate (3.0421% and 2.7789% and 2.5158% as of January 1, 2012 and December 31, 2012 and December 31, 2013, respectively)	3,028,000	3,028,000	3,028,000	101,509
Bank loans collateralized by buildings, repayable quarterly from July 2013 to March 2018, interest at floating rate (1.92% as of January 1, 2012 and December 31, 2012 and December 31, 2013)	500,000	500,000	425,000	14,247
Bank loans collateralized by buildings, repayable quarterly from February to November 2014, interest at floating rate (1.73% as of December 31, 2012 and December 31, 2013)	—	400,000	400,000	13,410
Bank loans collateralized by buildings and land use right, repayable quarterly from June 2014 to March 2015, interest at floating rate (3.91% and 3.1645% as of December 31, 2012 and December 31, 2013, respectively)	—	174,241	178,770	5,993
Bank loans collateralized by equipment, repayable quarterly from July 2014 to April 2015, interest at floating rate (3.91% and 3.1645% as of December 31, 2012 and December 31, 2013, respectively)	—	21,686	40,958	1,373

	9,168,328	8,967,727	6,763,728	226,743
Less: current portion	(684,028)	(2,227,800)	(2,874,756)	(96,372)

	8,484,300	6,739,927	3,888,972	130,371

Unused credit lines of long-term bank loans are as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
NT$000	—	—	400,000	*
US$000	—	2,453	1,825

*	Combined limit with short-term loan is NT$600,000 thousand.

The Group’s bank loans are mortgaged by certain land and buildings and machinery and land use rights as collateral (Note 28).

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

21.	Long-term bank loans (continued)

Details of the repayment schedule in respect of the bank loans are as follows:

	January 1, 2012	December 31, 2012	December 31, 2013	December 31, 2013
	NT$000	NT$000	NT$000	US$000
≤ 1 year	684,028	2,227,800	2,874,756	96,372
2 to 5 years	8,359,300	6,714,927	3,888,972	130,371
> 5 years	125,000	25,000	—	—

	9,168,328	8,967,727	6,763,728	226,743

Under syndicated bank loans facility agreements, ChipMOS Taiwan is required to maintain certain financial ratios. As of December 31, 2012 and 2013, ChipMOS Taiwan was in compliance with the financial ratio requirements. ThaiLin is not required to maintain any financial ratio as of December 2012 and 2013 as the syndicated loans were repaid during 2012.

22.	Accrued pension cost

a)	Defined benefit plans

1)	ChipMOS Taiwan and ThaiLin have defined benefit plans that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (“Funds”), which are administered by the Labor Pension Fund Supervisory Committee (“Committee”) and deposited in the Committee’s name in Bank of Taiwan.

2)	The amounts arising from the defined benefit obligation of the Group under the consolidated statements of financial position were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013	December 31, 2013
	NT$000	NT$000	NT$000	US$000
Present value of funded defined benefit obligation	(631,001)	(787,869)	(808,621)	(27,108)
Fair value of plan assets	371,809	313,531	318,132	10,665

Accrued pension cost	(259,192)	(474,338)	(490,489)	(16,443)

3)	Changes in present value of funded defined benefit obligation:

	2012	2013	2013
	NT$000	NT$000	US$000
Benefit obligation at beginning of year	631,001	787,869	26,412
Service cost	155,738	638	21
Interest cost	13,009	11,741	394
Actuarial losses	72,376	29,846	1,001
Benefit paid from plan assets	(84,255)	(21,473)	(720)

Benefit obligation at end of year	787,869	808,621	27,108

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

22.	Accrued pension cost (continued)

a)	Defined benefit plans (continued)

4)	Changes in plan assets:

	2012	2013	2013
	NT$000	NT$000	US$000
Fair value of assets at beginning of year	371,809	313,531	10,511
Expected return on plan assets	5,963	4,802	160
Actuarial losses	(2,703)	(728)	(24)
Employer contributions	22,717	22,000	738
Benefits paid from plan assets	(84,255)	(21,473)	(720)

Fair value of assets at end of year	313,531	318,132	10,665

5)	The amounts recognized in the consolidated income statements, consist of:

	2012	2013	2013
	NT$000	NT$000	US$000
Service cost	839	638	21
Interest cost	13,009	11,741	394
Expected return on plan assets	(5,963)	(4,802)	(161)
Plan amendments	154,899	—	—

Net periodic benefit cost	162,784	7,577	254

6)	The pension costs in 2012 and 2013 were as follows:

	2012	2013	2013
	NT$000	NT$000	US$000
Cost of revenue	123,027	5,748	193
Research and development expenses	20,434	713	24
Sales and marketing expenses	2,397	74	2
Administrative and general expenses	16,926	1,042	35

	162,784	7,577	254

7)	Amounts recognized in other comprehensive income (losses) in 2012 and 2013 were as follows:

	2012	2013	2013
	NT$000	NT$000	US$000
Current year	(75,079)	(30,574)	(1,025)

Accumulated	(75,079)	(105,653)	(3,542)

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

22.	Accrued pension cost (continued)

a)	Defined benefit plans (continued)

8)	Bank of Taiwan was commissioned to manage the Fund of ChipMOS Taiwan and ThaiLin’s defined benefit pension plan in accordance with the Fund’s annual investment and utilization plan and the “Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund”. With regard to the utilization of the Fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. The constitution of fair value of plan assets as of January 1, 2012, December 31, 2012 and 2013 is given in the Annual Labor Retirement Fund Utilization Report published by the government.

9)	The overall expected rate of return on plan assets was based on the historical return trends, analysts’ predictions of the market over the life of related obligation, reference to the performance of the Funds operated by the Committee and the consideration of the effect that the minimum return should not be less than the average interest rate on a two-year time deposit published by the local banks.

10)	The major assumptions of the actuarial valuation were as follows:

	2011	2012	2013
Discount rate used in determining present values	1.75%	1.50%	1.50%~2.15%
Future salary increase rate	3.00~4.00%	2.00~3.00%	3.00%~5.00%

The representative rates of mortality based on Taiwan Standard Ordinary Mortality Table of 2011 are shown below:

Age	Males	Females
25	0.0821%	0.0356%
30	0.1061%	0.0401%
35	0.1532%	0.0559%
40	0.2254%	0.0822%
45	0.3418%	0.1231%
50	0.5136%	0.1992%
55	0.7189%	0.3022%
60	1.0943%	0.4984%
65	1.6404%	0.7993%

For employees eligible for early retirement before age 65, assumed annual retirement rate is 5% for all employees.

Disability is 10% of mortality.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

22.	Accrued pension cost (continued)

a)	Defined benefit plans (continued)

10)	The major assumptions of the actuarial valuation were as follows: (continued)

The turnover rates derived from turnover experience from November 2008 to November 2011 are shown below:

Sample Age	Rate
20 and below	15%~30%
25	15%~24%
30	10%~22%
35	6%~20%
40	5%~10%
45	3%~7%
50	2%~5%
55 and above	0%

11)	The historical information of experience adjustments is as follows:

	2012	2013	2013
	NT$000	NT$000	US$000
Present value of defined benefit obligation	(787,869)	(808,621)	(27,108)
Fair value of plan assets	313,531	318,132	10,665

Present value of unfunded defined benefit obligation	(474,338)	(490,489)	(16,443)

Experience adjustments on plan liabilities	(72,376)	(29,846)	(1,001)

Experience adjustments on plan assets	(2,703)	(728)	(24)

The Group expects to make contributions of NT$22,803 thousand (US$764 thousand) during 2014.

b)	Defined contribution plans

The pension mechanism under the Labor Pension Act (“Act”) is deemed a defined contribution plan effective July 1, 2005. Pursuant to the plan, ChipMOS Taiwan and ThaiLin have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Pursuant to the aforementioned Act and local regulations, the Group recognized expenses of NT$162,849 thousand (US$5,459 thousand) and NT$148,503 thousand in the consolidated income statements in 2013 and 2012, respectively.

ChipMOS Shanghai is required to participate in the central pension scheme operated by the local municipal government and to contribute a percentage of its payroll costs to the central pension scheme as specified by the local municipal government. ChipMOS Shanghai recognized expenses of NT$40,348 thousand (US$1,353 thousand) and NT$29,330 thousand in the consolidated income statements in 2013 and 2012, respectively.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

23.	Short-term bank loans

	January 1, 2012	December 31, 2012	December 31, 2013	December 31, 2013
	NT$000	NT$000	NT$000	US$000
Secured bank loans	115,319	705	—	—
Unsecured bank loans	431,597	365,776	786,680	26,372

	546,916	366,481	786,680	26,372

Annual interest rate	1.50% - 2.2611%	0.9514% - 3.91%	0.8621% - 1.6913%

Unused credit lines of short-term bank loans are as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
NT$000	532,804	1,465,619	2,275,416
US$000	—	—	25,000
CNY000	70,000	—	—

The Group’s bank loans are secured by certain assets as collateral (Note 28).

24.	Significant commitments and contingencies

Operating leases commitments

ChipMOS Taiwan entered into several operating lease contracts for land. These renewable operating leases will expire in 2017 and 2032, respectively.

ChipMOS USA entered in several operating lease contracts for office space. These renewable operating leases will expire in 2015 and 2016, respectively.

Future minimum lease payments under those leases are as follows:

	January 1, 2012	December 31, 2012	December 31, 2013	December 31, 2013
	NT$000	NT$000	NT$000	US$000
≤ 1 year	26,197	30,358	127,497	4,274
2 to 5 years	101,378	115,360	143,540	4,812
> 5 years	76,439	113,585	113,095	3,791

	204,014	259,303	384,132	12,877

Capital commitments

Capital expenditures that are contracted for, but not provided for are as follows:

	January 1, 2012	December 31, 2012	December 31, 2013
Property, plant and equipment
NT$000	649,539	862,810	265,271
US$000	—	874	—
CNY000	7,151	6,551	2,518
EUR000	76	—	—

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

24.	Significant commitments and contingencies (continued)

Contingencies arising from a legal claim

a.	On April 1, 1999, Motorola, Inc. (“Motorola”) and ChipMOS Taiwan entered into an immunity agreement (the “Agreement”), that each party covenanted not to sue each other for the use of certain Ball Grid Array (“BGA”) patents pursuant to the Agreement. In December 2004, Motorola spun off its semiconductor division and thereby formed Freescale Semiconductor, Inc. (“Freescale”). Subsequently, Freescale assumed Motorola’s rights and obligations under the Agreement. On October 16, 2006, Freescale unilaterally terminated the Agreement, alleging ChipMOS Taiwan breach of the Agreement. Under the Agreement, ChipMOS Taiwan agreed to pay running royalties for its manufacturing of certain BGA packages covered by Motorola (now Freescale) patents pursuant to the Agreement. As such, ChipMOS Taiwan argued Freescale’s unilateral termination of the Agreement has no legal effect. ChipMOS Taiwan has continued to accrue royalty payments for products it believes are covered by the Agreement. The payments previously returned by Freescale and accrued by ChipMOS Taiwan have been deposited in a separate escrow account. On July 13, 2009, Freescale alleged that ChipMOS Taiwan breached the Agreement by failing to pay royalties on certain BGA packages assembled by ChipMOS Taiwan. Freescale claims that such packages are covered by one or more Freescale patents identified in the Agreement while ChipMOS Taiwan contends that such packages are not covered by any of Freescale’s patents in the Agreement. ChipMOS Taiwan filed an answer to deny all allegations and also filed counterclaims against Freescale alleging Freescale engaged in patent misuse by seeking to obtain royalties on certain of ChipMOS Taiwan’s BGA products that were not covered by any Freescale patent included under the Agreement, and for declaratory judgement of patent non-infringement and invalidity. In response, on December 11, 2009, Freescale filed a motion to dismiss the declaratory judgment counterclaims filed by ChipMOS Taiwan and to stay all other patent related claims and issues until its breach of contract claims could be decided. A Summary Judgment granting in part and denying in part the motions of both Freescale and ChipMOS Taiwan was given by court on July 29, 2010. The above order finds that the Agreement constituted a “Total Sales Royalty” agreement, however, Freescale’s motion was partly denied for patent misuse. A mediation was held by both parties on October 28, 2010, but was unsuccessful. The fact discovery process regarding patent misuse issue closed in late April 2011. The expert discovery process regarding patent misuse issue closed in the middle of June 2011. An Order granting Freescale’s motion for partial summary judgment and denying ChipMOS Taiwan’s cross-motion for partial judgment was given on September 8, 2011. An Order granting in part and denying in part ChipMOS Taiwan’s Motion for Reconsideration was given on March 30, 2012. The Court reinstated ChipMOS Taiwan’s claims for patent misuse and its affirmative defenses for patent exhausted, mutual mistake and license. Freescale refiled its motions to strike ChipMOS Taiwan’s jury demand and for summary judgment on ChipMOS Taiwan’s affirmative defenses of exhaustion, mutual mistake and license. The Court has granted those motions on January 24, 2013 and later denied ChipMOS Taiwan’s motion for reconsideration of those rulings in April 2013. On June 20, 2013 both parties reached a settlement agreement to settle the pending litigation in a judicial settlement conference conducted in Court. As part of the settlement agreement, ChipMOS Taiwan agreed to pay US$ 8,000 thousand (NT$238,640 thousand) to settle the claims in exchange for the parties entering into a new License Agreement for the use of Freescale’s BGA packaging technology from 2011 to 2015 by a royalty fee of US$1,000 thousand (NT$29,830 thousand) per year and filing a Joint Stipulation for the Dismissal of all claims pending between them. The Joint Stipulation for Dismissal was filed on July 26, 2013 and the case was closed by the Court. ChipMOS Taiwan previously accrued royalty of NT$457,888 thousand to Freescale. After settlement, ChipMOS Taiwan reversed the over-accrued royalty of NT$140,435 thousand (Note 6) to other operating income.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

24.	Significant commitments and contingencies (continued)

Contingencies arising from a legal claim (continued)

b.	On April 20, 1999, ChipMOS Taiwan entered into a semiconductor packaging technology license agreement with Tessera Technologies, Inc. (Tessera). In February 2006, ChipMOS Taiwan and ChipMOS USA received notice of a patent infringement lawsuit brought by Tessera, alleging infringement of several Tessera patents and breach of an existing license agreement with ChipMOS Taiwan. The fact discovery has been stayed in accordance with a Northern District of California Court order issued on May 24, 2007. On April 21, 2008, Tessera requested that the International Trade Commission (ITC) investigate ChipMOS Bermuda, ChipMOS Taiwan and ChipMOS USA (collectively referred to as the Companies) on the basis of alleged violations of Section 337 of the Tariff Act of 1930. In its request for investigation (“ITC-649 Investigation”), Tessera alleged that the Companies infringed certain patents among which are three that were the subject of the stayed litigation in the Northern District of California. Tessera also requested that the ITC issue an exclusion order to enjoin the importation of accused products into the United States. On September 30, 2008, Judge of Northern District of California Court (“Judge”) granted a motion to extend the hearing date from March 16 to March 24, 2009 and target date from August 28 to November 2, 2009. On February 10, 2009, the Judge ordered the procedural schedule in the ITC-649 Investigation be stayed until the ITC issues its Final Determination in the ITC-605 Investigation. The target date of Initial Determination was also extended from December 7, 2009 to February 8, 2010. On March 13, 2009, after the close of discovery, Tessera submitted a request to terminate the ITC-649 Investigation. On July 17, 2009, the Judge issued an order granting the request to terminate the ITC-649 Investigation. No petitions for review were filed. The ITC had determined not to review the Initial Determination and issued an order to terminate the investigation on August 7, 2009. The ITC’s Final Determination for the ITC-605 Investigation issued in May 2009 was appealed to the Court of Appeals for the Federal Circuit (“CAFC”). CAFC confirmed ITC’s finding in May 2011. CAFC’s above decision was appealed to the United States Supreme Court. The United States Supreme Court denied the above petition for review of the 605 Investigation in December 2011. Due to the denial of the petition for review of the 605 Investigation by the United States Supreme Court, the stayed litigation in the Northern District of California Court resumed. On July 19, 2012, Tessera filed a stipulation with the court dismissing its breach of contract claim against the Companies. Accordingly, this litigation was then limited to only Tessera’s patent infringement allegations against the Companies. A court-ordered mediation was held on December 13, 2012 but was unsuccessful. On November 8, 2013, the parties reached a settlement agreement to settle the pending litigation. As part of the settlement agreement, ChipMOS Taiwan agreed to pay a one-time payment of US$1,375 thousand (NT$40,418 thousand), including 20% Taiwan tax withholding, to Tessera in exchange for Tessera releasing, discharging and agreeing to never sue ChipMOS Bermuda, ChipMOS Taiwan and ChipMOS USA relating to the license agreement. On November 9, 2013, the parties filed a stipulation with the Court to dismiss the pending litigation.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

25.	Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below:

Proportion of equity interest held by non-controlling interests:

	Country of incorporation and operation
		2012	2013
ChipMOS Taiwan	Republic of China	15.78%	37.91%
ThaiLin	Republic of China	63.89%	70.48%
ChipMOS Shanghai	People’s Republic of China	63.89%	70.48%

		2012	2013
		NT$000	NT$000
Accumulated balances of material non-controlling interests:
ChipMOS Taiwan		1,524,546	4,500,684
ThaiLin		1,778,862	1,756,413
ChipMOS Shanghai		697,084	770,648

Profit (loss) allocated to material non-controlling interests:
ChipMOS Taiwan		129,701	312,240
ThaiLin		(28,933)	80,682
ChipMOS Shanghai		(61,296)	(39,312)

The summarized financial information of these subsidiaries is provided below. This information is based on amounts before inter-company eliminations.

Summarized statement of comprehensive income for 2012:

	ChipMOS Taiwan	ThaiLin	ChipMOS Shanghai
	NT$000	NT$000	NT$000
Revenue	16,995,004	1,371,316	910,717
Cost of revenue	(14,747,403)	(1,196,677)	(981,795)
Operating expenses	(851,905)	(175,824)	(27,732)
Finance costs	(213,096)	(12,588)	(2,881)
Other non-operating income (expenses), net	(39,507)	196,536	7,848

Profit (loss) before tax	1,143,093	182,763	(93,843)
Income tax	(124,763)	(46,389)	—

Profit (loss) for the year	1,018,330	136,374	(93,843)

Total comprehensive income (loss) for the year	1,207,537	693,982	(93,843)

Attributable to non-controlling interests	129,701	(28,933)	(61,296)
Dividends paid to non-controlling interests	—	—	—

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

25.	Material partly-owned subsidiaries (continued)

Summarized statement of comprehensive income for 2013:

	ChipMOS Taiwan	ThaiLin	ChipMOS Shanghai
	NT$000	NT$000	NT$000
Revenue	17,255,088	1,257,033	985,366
Cost of revenue	(14,094,981)	(1,025,210)	(1,003,123)
Operating expenses	(737,767)	(81,078)	(34,988)
Finance costs	(160,047)	(16,244)	(7,975)
Other non-operating income (expenses), net	550,515	729,712	621

Profit (loss) before tax	2,812,808	864,213	(60,099)
Income tax	(534,559)	(207,874)	—

Profit (loss) for the year	2,278,249	656,339	(60,099)

Total comprehensive income (loss) for the year	2,275,203	775,106	(60,099)

Attributable to non-controlling interests	312,240	80,682	(39,312)
Dividends paid to non-controlling interests	69,750	55,815	—

Summarized statement of financial position as of December 31, 2012:

	ChipMOS Taiwan	ThaiLin	ChipMOS Shanghai
	NT$000	NT$000	NT$000
Current assets	12,354,637	1,597,012	834,254
Non-current assets	12,832,408	4,040,538	721,934
Current liabilities	5,409,245	274,873	176,755
Non-current liabilities	6,596,818	904,644	286,358
Total equity	13,180,982	4,458,033	1,093,075

Summarized statement of financial position as of December 31, 2013:

	ChipMOS Taiwan	ThaiLin	ChipMOS Shanghai
	NT$000	NT$000	NT$000
Current assets	12,552,424	3,465,355	920,256
Non-current assets	13,397,291	2,582,928	701,349
Current liabilities	6,279,516	814,498	368,827
Non-current liabilities	4,401,754	499,476	157,911
Total equity	15,268,445	4,734,309	1,094,867

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

25.	Material partly-owned subsidiaries (continued)

Summarized cash flow information for year ended December 31, 2012:

	ChipMOS Taiwan	ThaiLin	ChipMOS Shanghai
	NT$000	NT$000	NT$000
Operating	4,593,227	420,093	(171,604)
Investing	(2,267,410)	337,609	(141,494)
Financing	(419,721)	(158,328)	194,614
Effect of foreign exchange rate changes	—	—	(17,704)

Net increase (decrease) in cash and cash equivalents	1,906,096	599,374	(136,188)

Summarized cash flow information for year ended December 31, 2013:
	ChipMOS Taiwan	ThaiLin	ChipMOS Shanghai
	NT$000	NT$000	NT$000
Operating	5,552,317	315,912	170,930
Investing	(2,847,667)	978,197	(77,352)
Financing	(2,153,171)	(577,249)	11,035
Effect of foreign exchange rate changes	—	—	18,134

Net increase in cash and cash equivalents	551,479	716,860	122,747

26.	Changes in ownership interest in subsidiaries

During the year, ChipMOS Bermuda disposed of approximately 22% of its interest in ChipMOS Taiwan which in turn becomes a 62.09% owned subsidiary of the Company. The consideration of NT$3,536,777 thousand was received in cash. An amount of NT$3,146,906 thousand, being the proportionate share of the carrying amount of the net assets of ChipMOS Taiwan at the date of partial disposal, has been transferred to non-controlling interests. The difference of NT$399,626 thousand and NT$9,755 thousand between the amount of additional non-controlling interests recognised and the consideration received was credited to capital surplus and debited to retained earnings, respectively.

27.	Related party transactions

During the year, as part of ChipMOS Taiwan’s listing plan on the TWSE, ChipMOS Bermuda disposed of 23,268 thousand ChipMOS Taiwan shares to certain key management personnel and their close family members with a total consideration of NT$463,395 thousand.

No other significant transactions with related party need to be disclosed for the relevant years.

Key management personnel compensation

	2012	2013	2013
	NT$000	NT$000	US$000
Short-term employee benefits	139,993	155,969	5,229
Post-employment pension	1,919	1,825	61
Share-based payments	27,826	49,044	1,644

	169,738	206,838	6,934

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

28.	Pledged or mortgaged assets

The Group provided certain assets as collateral mainly for long-term bank loans (Note 21), short -term bank loans (Note 23) and customs duty guarantee, which were as follows:

	January 1, 2012	December 31, 2012	December 31, 2013	December 31, 2013
	NT$000	NT$000	NT$000	US$000
Property, plant and equipment	11,076,026	7,689,907	6,149,767	206,161
Restricted short-term deposits	285,133	174,486	80,531	2,700
Prepaid rents	100,498	94,254	97,176	3,257

	11,461,657	7,958,647	6,327,474	212,118

29.	Financial instruments by category

	January 1, 2012	December 31, 2012	December 31, 2013	December 31, 2013
	NT$000	NT$000	NT$000	US$000
Financial assets
Available-for-sale financial assets	39,121	11,635	8,594	288
Loans and receivables	11,541,330	13,793,097	17,833,560	597,840

	11,580,451	13,804,732	17,842,154	598,128

Financial liabilities
Financial liabilities at amortized cost	12,928,718	12,378,150	10,906,855	365,634

30.	Financial risk management and fair values of financial instruments

a)	Financial risk management

The Group’s risk management objective is to manage the market risk, credit risk and liquidity risk related to its operating activities. The Group identifies measures and manages the aforementioned risks based on policy and risk appetite.

The Group has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial transactions, due approval process by the Board of Directors must be carried out based on related protocols and internal control procedures. The Group complies with its financial risk management policies at all times.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

30.	Financial risk management and fair values of financial instruments (continued)

a)	Financial risk management (continued)

1)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise foreign currency risk, interest rate risk, and other price risk (such as equity price risk).

i)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rate relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency) and the Group’s net investments in foreign subsidiaries. The currencies giving rise to this risk are primarily United States dollars (“US$”) and Japanese Yen (“JPY”). The Group does not hold or issue any derivative for trading purposes or to hedge against fluctuations in foreign exchange rates. The Group mitigates this risk by conducting sales and purchases transactions in the same currency, whenever possible. Furthermore, as net investments in foreign subsidiaries are for strategic purpose, they are not hedged by the Group.

The following table details the Group’s exposure at the end of the reporting period to currency risk arising from recognized monetary assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate.

	January 1, 2012
	Change in exchange rate	Effect on profit before tax (NT$000)	Effect on equity (NT$000)
Financial assets
US$000	5%	286,608	—
JPY000	5%	11,445	—

Financial liabilities
US$000	5%	23,919	—
JPY000	5%	31,758	—

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

30.	Financial risk management and fair values of financial instruments (continued)

a)	Financial risk management (continued)

1)	Market risk (continued)

i)	Foreign currency risk (continued)

	December 31, 2012
	Change in exchange rate	Effect on profit before tax (NT$000)	Effect on equity (NT$000)
Financial assets
US$000	5%	359,674	—
JPY000	5%	42,987	—

Financial liabilities
US$000	5%	29,451	—
JPY000	5%	25,406	—

	December 31, 2013
	Change in exchange rate	Effect on profit before tax (NT$000)	Effect on equity (NT$000)
Financial assets
US$000	5%	431,099	—
JPY000	5%	39,559	—

Financial liabilities
US$000	5%	73,205	—
JPY000	5%	33,071	—

ii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s bank loans with floating interest rates.

The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate bank loans.

At December 31, 2013, it is estimated that a general increase or decrease of 100 basis points (1%) in interest rates, with all other variables held constant, would decrease or increase the Group’s profit by approximately NT$75,504 thousand (2012: NT$93,342 thousand).

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

30.	Financial risk management and fair values of financial instruments (continued)

a)	Financial risk management (continued)

1)	Market risk (continued)

iii)	Equity price risk

The Group is exposed to equity price risk through its investments in listed equity securities classified as financial assets at fair value through profit or loss. The Group manages this exposure by maintaining a portfolio of investments with different risk and return profiles. At the reporting date, no aforesaid equity security was held and no sensitivity analysis was disclosed.

2)	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts and other receivables) and from its financing activities (primarily deposits with banks and financial instruments).

Each business unit performs ongoing credit evaluation of the debtors’ financial condition according to the Group’s established policy, procedures and control relating to customer credit risk management. The Group maintains an account for allowance for doubtful receivables based upon the available facts and circumstances, historical collection and write-off experiences of all trade and other receivables which consequently minimizes the Group’s exposure to bad debts.

The Group has three customers that had balances greater than ten percent of total notes and accounts receivable as of January 1, 2012, December 31, 2012 and December 31, 2013, respectively, as detailed in the below table. The credit concentration risk of other accounts and notes receivable is insignificant.

Customers	January 1, 2012	December 31, 2012	December 31, 2013
Micron	18%	7%	13%
Novatek	13%	18%	17%
Winbond Electronics Corporation	6%	11%	7%

Credit risk from balances with banks and financial institutions is managed by the Group’s finance unit in accordance with the Group’s policy. Bank balances are held with financial institutions of good standing. The Group’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

30.	Financial risk management and fair values of financial instruments (continued)

a)	Financial risk management (continued)

3)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Group monitors and maintains adequate cash and banking facilities to finance the Group’s operations. See Notes and 21 and 23 about the unused credit lines of the Group.

The maturity profile of the Group’s non-derivative financial liabilities as of January 1, 2012, December 31, 2012 and 2013 based on the contracted undiscounted payments, is as follows:

	January 1, 2012
	≤ 1 year	2 to 5 years	> 5 years	Total
	NT$000	NT$000	NT$000	NT$000
Long-term bank loans (including current portion)	942,053	8,804,230	127,990	9,874,273
Accounts payable and payables to contractors and equipment suppliers	1,546,121	—	—	1,546,121

Other payables	1,667,353	—	—	1,667,353

Short-term bank loans	549,438	—	—	549,438

	4,704,965	8,804,230	127,990	13,637,185

	December 31, 2012
	≤ 1 year	2 to 5 years	> 5 years	Total
	NT$000	NT$000	NT$000	NT$000
Long-term bank loans (including current portion)	2,430,465	6,949,434	25,355	9,405,254
Accounts payable and payables to contractors and equipment suppliers	1,374,736	—	—	1,374,736

Other payables	1,669,206	—	—	1,669,206

Short-term bank loans	367,724	—	—	367,724

	5,842,131	6,949,434	25,355	12,816,920

	December 31, 2013
	≤ 1 year	2 to 5 years	> 5 years	Total	Total
	NT$000	NT$000	NT$000	NT$000	US$000
Long-term bank loans (including current portion)	2,995,869	3,974,915	—	6,970,784	233,684
Accounts payable and payables to contractors and equipment suppliers	1,815,038	—	—	1,815,038	60,846

Other payables	1,541,409	—	—	1,541,409	51,673

Short-term bank loans	790,438	—	—	790,438	26,498

	7,142,754	3,974,915	—	11,117,669	372,701

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

30.	Financial risk management and fair values of financial instruments (continued)

b)	Fair values of financial instruments

i)	The Group’s financial assets and financial liabilities measured at amortized cost approximate their fair values.

ii)	The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

•

Derivative financial instruments are measured with reference to quoted market prices. If no quoted market price exists, the non-optional derivative financial instruments are measured at the present value of future cash flows estimated and discounted based on the applicable yield curves derived from quoted interest rates. The optional derivative financial instruments are measured using option pricing models.

•	The fair values of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

31.	Share-based payments

Stock option plan

The Group adopted three option plans in 2001, 2006 and 2011 which have 2,250,000, 1,750,000 and 1,000,000 shares available for issuance, respectively. The stock option plans provide that the directors, officers, employees and consultants of ChipMOS Bermuda and its affiliates may be granted options to purchase ordinary shares of ChipMOS Bermuda at specified exercise prices.

During the year, the Group recognized NT$101,928 thousand (2012: NT$65,991 thousand) compensation expenses in respect of option plans.

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the year:

	2012	2012	2013	2013
	Number of options	WAEP US$	Number of options	WAEP US$
Outstanding at January 1	2,562,172	9.47	1,705,548	9.02
Granted during the year	204,316	11.14	688,996	13.89
Forfeited during the year	(103,426)	10.27	(75,944)	11.72
Exercised during the year	(668,246)	6.21	(500,383)	5.81
Expired during the year	(289,268)	20.58	(253,194)	21.65

Outstanding at December 31	1,705,548	9.02	1,565,023	10.01

Exercisable at December 31	901,343	11.51	462,032	7.39

The weighted average share price at the date of exercise of these options exercised in 2013 was US$17.93 (2012: US$13.18).

The weighted average remaining contractual life for the share options outstanding as of December 31, 2013 was 4.61 years (2012: 3.7 years).

The weighted average fair value of options granted during 2013 was US$13.69 (2012: US$12.24).

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

31.	Share-based payments (continued)

Stock option plan (continued)

The range of exercise prices for options outstanding at the end of 2013 was US$2.3796~21.488 (2012: US$0.748~25.908).

The following tables list the inputs to the Black-Scholes Option Pricing Model used for the option plans for the years ended December 31, 2013 and 2012, respectively.

	2012	2013
Dividend yield	0~1.33%	0~1.33%
Expected volatility	70.88~239.76%	70.88~239.76%
Risk-free interest rate	0.3725~3.41%	0.3725~3.04%
Expected life	3.25~7 years	3.5~7 years

Share appreciation rights (“SARs”)

The Group adopted three SARs plans in 2006, 2008 and 2013 which have 500,000, 750,000 and 1,000,000 rights available for issuance, respectively. The SARs plans provide that the directors, officers and employees of ChipMOS Bermuda and its affiliates may be granted cash-settled share appreciation rights.

During the year, the Group recognized NT$130,662 thousand (2012: NT$115,772 thousand) compensation expenses in respect of SARs plans.

The following table illustrates the number and WAEP of, and movements in, SARs during the year:

	2012	2012	2013	2013
	Number of rights	WAEP US$	Number of rights	WAEP US$
Outstanding at January 1	1,049,939	8.32	640,848	6.83
Granted during the year	43,660	11.14	521,020	13.95
Forfeited during the year	(67,375)	8.55	(46,501)	7.26
Exercised during the year	(231,270)	4.76	(249,563)	5.01
Expired during the year	(154,106)	20.58	(53,375)	22.88

Outstanding at December 31	640,848	6.83	812,429	10.87

Exercisable at December 31	198,712	10.12	67,329	4.73

The weighted average share price at the date of exercise of these SARs exercised in 2013 was US$17.76 (2012: US$13.44).

The weighted average remaining contractual life for the SARs outstanding as of December 31, 2013 was 2.68 years (2012: 3.87 years).

The weighted average fair value of SARs granted during 2013 was US$15.00 (2012: US$9.94).

The range of exercise prices for SARs outstanding at the end of 2013 was US$2.448~14.0675 (2012: US$0.748~25.908).

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

31.	Share-based payments (continued)

Share appreciation rights (“SARs”) (continued)

The following tables list the inputs to the Black-Scholes Option Pricing Model used for the SARs plans for the years ended December 31, 2013 and 2012, respectively.

	2012	2013
Dividend yield	1.33%	0.85%
Expected volatility	30.99~188.49%	15.9~144.56%
Risk-free interest rate	0.05~0.675%	0.07~1.62875%
Expected life	0.25~4.75 years	0.25~4.75 years

32.	Capital management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the balance between debt and equity.

The capital structure of the Group consists of debt, which includes bank loans of NT$7,550,408 thousand (disclosed in Notes 21 and 23), less cash and cash equivalents of NT$13,372,770 thousand (disclosed in Note 17) and equity attributable to equity holders of the Company, comprising share capital of NT$37,165 thousand and all other equity reserves attributable to the equity holders of the Company of NT$13,527,498 thousand disclosed in the consolidated statements of changes in equity.

The Group reviews the capital structure on an ongoing basis. As part of this review, the directors consider the cost of capital and the risks associated with each class of capital. The Group will balance its overall capital structure through the payment of dividends, new share issues and the issue of new debt or the repayment of existing debt.

The Group’s overall strategy remains unchanged from 2012.

The Group monitors capital using the net debt-to-equity ratio, the percentages of which as of January 1, 2012 and December 31, 2012 and 2013 were as follows:

	Note	January 1, 2012	December 31, 2012	December 31, 2013	December 31, 2013
		NT$000	NT$000	NT$000	US$000
Bank loans	21, 23	9,715,244	9,334,208	7,550,408	253,115
Less: Cash and cash equivalents	17	(7,246,056)	(8,863,616)	(13,372,770)	(448,299)

Net debt		2,469,188	470,592	(5,822,362)	(195,184)

Equity attributable to the equity holders of the Company		10,760,027	11,593,611	13,564,663	454,732

Net debt-to-equity ratio		22.95%	4.06%	-42.92%	-42.92%

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

33.	Events after the reporting period

a)	On January 16, 2014, ChipMOS Bermuda repurchased its 2,094 thousand common shares held by ThaiLin and the shares were then retired and cancelled.

b)	On June 17, 2013, the proposal to invest in Modern Mind an aggregate amount of US$10 million and Modern Mind then to reinvest the proceeds of US$10 million in ChipMOS Shanghai was approved by ThaiLin’s shareholders. On August 29, 2013, the US$10 million investment was approved by the Investment Commission, Ministry of Economic Affairs. On January 21, 2014, ThaiLin wired US$10 million to Modern Mind to increase its investment amount in Modern Mind to US$49,951 thousand from US$39,951 thousand. On January 22, 2014, Modern Mind injected the same to ChipMOS Shanghai.

c)	On March 10, 2014, ChipMOS Taiwan’s Board of Directors approved to issue 21,764 thousand common shares at par value of NT$10 per share to increase its capital for listing on TWSE. The issuance price is not yet confirmed.

34.	Reconciliation between ROC GAAP and IFRSs

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flow for comparative periods. In preparing these consolidated financial statements, the Group has adjusted amounts reported previously in financial statements prepared in accordance with ROC GAAP. An explanation of how the transition from ROC GAAP to IFRSs has affected the Group’s statements of financial position, net profit, comprehensive income and cash flows is provided below:

a)	Reconciliation of assets, liabilities and equity

The below table provides a summary of the IFRSs adjustments to the Group’s statements of financial position as of January 1, 2012 and December 31, 2012:

	Note	January 1, 2012	December 31, 2012
		NT$000	NT$000
Total assets under ROC GAAP		28,281,065	28,749,393
Adjustment for accrued pension cost	1)	9,799	(16,110)
Adjustment for income tax on unappropriated earnings	2)	(3,257)	(56,871)
Reclassification of allowance for sales returns and discounts	3)	118,630	122,937

Total assets under IFRSs		28,406,237	28,799,349

	Note	January 1, 2012	December 31, 2012
		NT$000	NT$000
Total liabilities under ROC GAAP		13,297,795	12,780,315
Adjustment for accrued pension cost	1)	254,942	301,369
Adjustment for income tax on unappropriated earnings	2)	—	5,427
Reclassification of allowance for sales returns and discounts	3)	118,630	122,937

Total liabilities under IFRSs		13,671,367	13,210,048

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

34.	Reconciliation between ROC GAAP and IFRSs (continued)

a)	Reconciliation of assets, liabilities and equity (continued)

	Note	January 1, 2012	December 31, 2012
		NT$000	NT$000
Total equity under ROC GAAP		14,983,270	15,969,078
Adjustment for pension cost	1)	(245,143)	(317,479)
Adjustment for tax on unappropriated earnings	2)	(3,257)	(62,298)

Total equity under IFRSs		14,734,870	15,589,301

b)	Reconciliation of net profit

The below table provides a summary of the IFRSs adjustments to net profit for the year ended December 31, 2012:

	Note	2012
		NT$000
Net profit for the year under ROC GAAP		789,348
Adjustment for accrued pension cost	1)	(60,651)
Adjustment for income tax on unappropriated earnings	2)	(59,041)

Net profit for the year under IFRSs		669,656

Net profit attributable to equity holders of the Company		629,781
Net profit attributable to non-controlling interests		39,875

Net profit for the year under IFRSs		669,656

c)	Reconciliation of comprehensive income

The below table provides a summary of the IFRSs adjustments to comprehensive income for the year ended December 31, 2012:

2012
NT$000
Comprehensive income for the year under ROC GAAP	789,348
IFRS adjustments to net profit (see table above)	(119,692)
Adjustment for exchange difference on translation of foreign operations	(17,006)
Adjustment for net actuarial losses	(59,253)
Non-controlling interest share of exchange difference on translation of foreign operations	(3,186)
Non-controlling interest share of net actuarial losses	(3,063)

Comprehensive income for the year under IFRSs	587,148

Comprehensive income attributable to equity holders of the Company	553,522
Comprehensive income attributable to non-controlling interests	33,626

Total comprehensive income for the year under IFRSs	587,148

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

34.	Reconciliation between ROC GAAP and IFRSs (continued)

The items noted above in the reconciliations of the statements of financial position, net profit and comprehensive income from ROC GAAP to IFRSs are described below:

1)	Adjustment for accrued pension cost:

The Group arranged an actuarial valuation in accordance with IAS 19. As of January 1, 2012, accrued pension cost was adjusted for an increase of NT$254,942 thousand, prepaid pension cost was adjusted for a decrease of NT$33,541 thousand, deferred income tax assets were adjusted for an increase of NT$43,340 thousand, retained earnings were adjusted for a decrease of NT$199,309 thousand and non-controlling interests were adjusted for a decrease of NT$45,834 thousand. For the year ended December 31, 2012, pension cost recognized in cost of revenue was adjusted for an increase of NT$49,357 thousand, pension cost recognized in operating expense was adjusted for an increase of NT$23,716 thousand, income tax expense was adjusted for a decrease of NT$12,422 thousand, and non-controlling interests was adjusted for a decrease of NT$16,535 thousand. As of December 31, 2012, prepaid pension cost was adjusted for a decrease of NT$84,636 thousand, accrued pension cost was adjusted for an increase of NT$301,369 thousand, deferred income tax assets was adjusted for an increase of NT$68,526 thousand, retained earnings were adjusted for a decrease of NT$291,560 thousand, unrealized pension cost was adjusted for a decrease of NT$42,642 thousand and non-controlling interests was adjusted for a decrease of NT$68,561 thousand.

2)	Adjustment for income tax:

Under ROC income tax rules, a 10% extra income tax will be charged on the unappropriated earnings of the previous year and an income tax expense will be recognized. Under IFRSs, income tax expense should be accrued in the year the earnings arise. The difference between actual and accrued income tax expense will be adjusted and recognized in the following year. As of January 1, 2012, deferred tax asset was adjusted for a decrease of NT$3,257 thousand, retained earnings was adjusted for a decrease of NT$2,748 thousand and non-controlling interests was adjusted for a decrease of NT$509 thousand. For the year ended December 31, 2012, income tax expense increased by NT$59,041 thousand. As of December 31, 2012, deferred tax asset was adjusted for a decrease of NT$56,871 thousand, income tax payable was adjusted for an increase of NT$5,427 thousand, retained earnings were adjusted for a decrease of NT$50,689 thousand and non-controlling interests was adjusted for a decrease of NT$11,609 thousand.

3)	Reclassification of allowance for sales returns and discounts:

Under ROC GAAP, the allowance for sales returns and discounts was presented as an allowance for notes and accounts receivable. Under IFRSs, it was classified as a provision and is recorded in current liabilities. As of January 1, 2012 and December 31, 2012, notes and accounts receivable was adjusted for an increase and other current liabilities was adjusted for an increase of NT$118,630 thousand and NT$122,937 thousand, respectively.

4)	Other reclassification:

As of January 1, 2012, land use rights of NT$100,498 thousand was reclassified to prepaid expense and other current assets of NT$2,476 thousand and other assets of NT$98,022 thousand. Deferred income tax-current of NT$76,559 thousand was reclassified to deferred income tax-noncurrent. Deferred charges of NT$130,157 thousand was reclassified to prepaid expense and other current asset of NT$8,267 thousand, property, plant and equipment of NT$108,352 thousand, and other assets of NT$13,538 thousand. Employee dormitory buildings of NT$248,429 thousand and idle assets of NT$111,365 thousand were reclassified to property, plant and equipment. Capital surplus of long-term investments of NT$77,440 thousand was reclassified to retained earnings.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012 and 2013

34.	Reconciliation between ROC GAAP and IFRSs (continued)

4)	Other reclassification: (continued)

For the year ended December 31, 2012, since the reclassification of other assets to property, plant and equipment, the depreciation recognized in non-operating expense of NT$82,486 thousand was reclassified to cost of revenue of NT$80,069 thousand and operating expense of NT$2,417 thousand.

As of December 31, 2012, land use rights of NT$94,254 thousand was reclassified to prepaid expense and other current assets of NT$2,381 thousand and other assets of NT$91,873 thousand. Deferred income tax-current of NT$77,825 thousand was reclassified to deferred income tax-noncurrent. Deferred charges of NT$96,919 thousand was reclassified to prepaid expense and other current asset of NT$736 thousand and property, plant and equipment of NT$96,183 thousand. Employee dormitory buildings of NT$221,115 thousand and idle assets of NT$50,008 thousand were reclassified to property, plant and equipment. Capital surplus of long-term investments of NT$77,440 thousand was reclassified to retained earnings.

5)	The adoption of IFRSs decreased cash and cash equivalents as at January 1, 2012 and December 31, 2012 by NT$111,846 thousand and NT$455,406 thousand, respectively as ROC GAAP included bank deposits maturing over three months as cash and cash equivalents.

35.	Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective for the year ended December 31, 2013 and which have not been early adopted by the Group are disclosed below:

Effective for annual reporting periods beginning on or after

IAS 32 Amendment	Presentation - Offsetting Financial Assets and Financial Liabilities	January 1, 2014

IAS 36 Amendments	Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014

IAS 39 Amendments	Novation of Derivative and Continuation of Hedge Accounting	January 1, 2014

IFRS 7 Amendment	Mandatory Effective Date and Transition Disclosures	January 1, 2015

IFRS 9	Financial Instruments	Not yet established by the IASB

IFRS 10, IFRS 12 and IAS 27 Amendments	Investment Entities	January 1, 2014

IFRIC 21	Levies	January 1, 2014

The Group has already commenced an assessment of the related impact of adopting the above new standards and interpretation and amendments to standards in the period of initial application. So far, it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements of the Group.

36.	Approval of the financial statements

The financial statements were approved and authorized for issue by the board of directors on March 11, 2014.