Form 20-F
period 2014-12-31
CHIPMOS TECHNOLOGIES BERMUDA LTD
filed 2015-04-24
CIK 1133478

As filed with the Securities and Exchange Commission on April 24, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

As of December 31, 2014, 29,002,852 Common Shares, par value US$0.04 each, were outstanding.

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

This Annual Report on Form 20-F includes, refers to, or incorporates by reference, as applicable, financial statements and other financial information based on both International Financial Reporting Standards (“IFRSs”) and accounting principles generally accepted in the Republic of China (“ROC GAAP”), and the information based on ROC GAAP is not comparable to information prepared in accordance with IFRSs.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The following tables set forth our selected consolidated financial data. Commencing January 1, 2013, the Company prepared its consolidated financial statements in accordance with IFRSs as issued by the International Accounting Standards Board. According to Form 20-F Instruction G, the selected consolidated financial data under IFRSs for 2012 through 2014, under accounting principles generally accepted in the United States of America (“US GAAP”) for 2010 through 2011 and under ROC GAAP for 2010 through 2012 are provided below. The selected consolidated statements of financial position data as of December 31, 2013 and 2014 and our consolidated income statements and cash flows data for the years ended December 31, 2012, 2013 and 2014 under IFRSs are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these audited consolidated financial statements and related notes beginning on page F-1 of this Annual Report on Form 20-F. These audited consolidated financial statements have been audited by Moore Stephens (2012 and 2013) and Moore Stephens CPA Limited (2014). The selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 and the consolidated statement of operations and cash flows data for the years ended December 31, 2010, 2011 and 2012 under US GAAP or ROC GAAP are derived from our audited consolidated financial statements not included herein.

	Year ended December 31,
	2012	2013	2014	2014
	NT$	NT$	NT$	US$
	(in millions, except per share data)
Consolidated Income Statements Data:
IFRSs:
Revenue	$19,220.5	$19,361.9	$22,005.1	$696.4
Cost of revenue	(16,767.9)	(15,922.4)	(16,782.2)	(531.1)

Gross profit	2,452.6	3,439.5	5,222.9	165.3
Other operating income	127.9	442.4	182.3	5.8
Research and development expenses	(505.4)	(564.5)	(678.8)	(21.5)
Sales and marketing expenses	(79.9)	(107.7)	(101.8)	(3.2)
Administrative and general expenses	(637.6)	(699.1)	(755.6)	(23.9)
Other operating expenses	(48.7)	(100.8)	(144.6)	(4.6)

Operating profit	1,308.9	2,409.8	3,724.4	117.9
Finance costs	(228.6)	(183.0)	(140.8)	(4.5)
Other non-operating income (expense), net	(232.5)	289.3	391.2	12.4

Profit before tax	847.8	2,516.1	3,974.8	125.8
Income tax	(178.1)	(827.1)	(1,036.3)	(32.8)

Profit for the year	$669.7	$1,689.0	$2,938.5	$93.0

Attributable to:
Equity holders of the Company	$629.8	$1,335.3	$1,663.2	$52.6
Non-controlling interests	39.9	353.7	1,275.3	40.4

	$669.7	$1,689.0	$2,938.5	$93.0

Earnings per share:
Basic	$22.92	$45.55	$56.33	$1.78
Diluted	$22.25	$44.27	$54.99	$1.74
Weighted-average number of shares outstanding:
Basic	27.5	29.3	29.5	29.5
Diluted	28.3	30.2	30.2	30.2

	Year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$
	(in millions, except per share data)
Consolidated Statement of Operations Data:
ROC GAAP:
Net revenue:
Related parties	$2,033.3	$379.0	$—
Others	15,176.4	17,831.9	19,220.5

Total net revenue	17,209.7	18,210.9	19,220.5
Cost of revenue	(16,564.0)	(16,549.2)	(16,638.5)

Gross profit	645.7	1,661.7	2,582.0

Operating expenses:
Research and development	(412.7)	(409.8)	(492.8)
General and administrative	(677.6)	(651.9)	(625.6)
Sales and marketing	(64.4)	(66.5)	(78.4)

Total operating expenses	(1,154.7)	(1,128.2)	(1,196.8)

Income (Loss) from operations	(509.0)	533.5	1,385.2

Other income (expenses), net	2,320.6	(455.8)	(464.4)

Income before income tax and non-controlling interests	1,811.6	77.7	920.8
Income tax benefit (expense)	99.3	(45.5)	(131.5)

Income before non-controlling interests	1,910.9	32.2	789.3
Net income attributable to non-controlling interests	(266.2)	(47.4)	(67.5)

Net income (loss) attributable to ChipMOS	$1,644.7	$(15.2)	$721.8

Earnings (Loss) per share(1):
Basic	$68.61	$(0.57)	$26.27
Diluted	$67.38	$(0.57)	$25.50
Weighted-average number of shares outstanding(1):
Basic	24.0	26.6	27.5
Diluted	26.8	26.6	28.3

	Year ended December 31,
	2010	2011
	NT$	NT$
	(in millions, except per share data)
Consolidated Statement of Operations Data:
US GAAP:
Net revenue	$17,209.7	$18,210.9
Cost of revenue	(16,634.9)	(16,612.5)

Gross profit	574.8	1,598.4
Other operating income	5,039.6	120.6
Operating expenses	(2,670.6)	(1,307.5)

Income from operations	2,943.8	411.5
Non-operating expenses, net	(1,197.4)	(301.9)

Income before income tax and non-controlling interests	1,746.4	109.6

Net income attributable to ChipMOS	$1,616.9	$46.1

Earnings per share(1):
Basic	$67.45	$1.73
Diluted	$66.35	$1.71
Weighted-average number of shares outstanding(1):
Basic	24.0	26.6
Diluted	26.8	26.9

(1)	The outstanding shares and per share information reflect the reverse stock split of the Company’s common stock with a ratio of 1-for-every-4 shares effective on January 21, 2011.

	As of December 31,
	2012	2013	2014	2014
	NT$	NT$	NT$	US$
	(in millions)
Consolidated Statements of Financial Position Data:
IFRSs:
Non-current assets:
Available-for-sale financial assets	$11.6	$8.6	$217.7	$6.9
Property, plant and equipment	12,475.3	12,811.9	13,494.9	427.1
Other non-current assets	726.2	330.4	315.9	10.0

	13,213.1	13,150.9	14,028.5	444.0

Current assets:
Inventories	1,687.9	1,519.4	1,704.7	53.9
Accounts and notes receivable	4,120.1	4,114.6	4,876.7	154.3
Other current assets	914.7	450.6	1,088.5	34.4
Cash and cash equivalents	8,863.6	13,372.8	15,265.2	483.1

	15,586.3	19,457.4	22,935.1	725.7

Total assets	$28,799.4	$32,608.3	$36,963.6	$1,169.7

Equity and liabilities:
Equity attributable to equity holders of the Company	11,593.6	13,564.7	14,616.8	462.6
Non-controlling interests	3,995.7	7,024.9	8,470.2	268.0

Total equity	15,589.3	20,589.6	23,087.0	730.6

Non-current liabilities:
Bank loans—non-current portion	6,739.9	3,889.0	4,560.0	144.3
Other non-current liabilities	566.2	584.7	586.9	18.6

	7,306.1	4,473.7	5,146.9	162.9

Current liabilities:
Accounts payable	890.1	956.8	1,074.9	34.0
Payable to contractors and equipment suppliers	484.6	858.2	1,307.5	41.4
Other payables	1,669.2	1,541.4	1,905.3	60.3
Other current liabilities	265.8	527.1	1,165.5	36.9
Bank loans—current portion	2,227.8	2,874.8	1,508.2	47.7
Short-term bank loans	366.5	786.7	1,768.3	55.9

	5,904.0	7,545.0	8,729.7	276.2

Total liabilities	13,210.1	12,018.7	13,876.6	439.1

Total equity and liabilities	$28,799.4	$32,608.3	$36,963.6	$1,169.7

	As of December 31,
	2010	2011	2012
	NT$	NT$	NT$
	(in millions)
Consolidated Balance Sheet Data:
ROC GAAP:
Current assets:
Cash and cash equivalents	$7,143.3	$7,357.9	$9,319.0
Restricted cash and cash equivalents	546.8	285.1	174.5
Financial assets at fair value through profit and loss	3.0	—	—
Notes receivable	14.0	5.7	5.0
Accounts receivable
—related parties	258.0	—	—
—third parties	2,816.0	3,666.5	3,992.2
Other receivables
—related parties	66.4	—	—
—third parties	182.0	73.2	149.9
Inventories	1,279.8	1,533.9	1,687.9
Deferred income tax, net	278.7	76.6	77.8
Prepaid expenses and other current assets	202.3	92.3	131.8
Total current assets	12,790.3	13,091.2	15,538.1
Long-term investments	10.5	39.1	11.6
Property, plant and equipment—net	17,273.0	13,896.1	12,108.0
Intangible assets—net	94.2	100.5	178.9
Other assets	1,147.0	1,154.2	912.8
Total assets	31,315.0	28,281.1	28,749.4
Current liabilities:
Short-term bank loans	1,494.7	546.9	366.5
Current portion of long-term loans	4,925.7	684.0	2,227.8
Convertible notes	65.8	—	—
Accounts payable	690.1	1,130.8	890.1
Payables to contractors and equipment suppliers	790.6	415.4	484.6
Other payables	896.7	1,081.5	1,008.4
Current portion of capital leases payable	822.0	—	—
Accrued expenses and other current liabilities	990.9	830.9	767.0
Total current liabilities	10,697.5	4,712.2	5,775.6
Long-term liabilities	6,566.4	8,579.6	6,829.3
Other liabilities	7.7	6.0	175.4
Total liabilities	17,271.6	13,297.8	12,780.3
Total equity (including non-controlling interests)	$14,043.4	$14,983.3	$15,969.1

	As of December 31,
	2010	2011
	NT$	NT$
	(in millions)
Consolidated Balance Sheet Data:
US GAAP:
Current assets:
Cash and cash equivalents	$7,143.3	$7,357.9
Restricted cash and cash equivalents	546.8	285.1
Financial assets at fair value through profit and loss	3.0	—
Notes receivable	14.0	5.7
Accounts receivable
—related parties	258.0	—
—third parties	2,816.0	3,666.5
Other receivables
—related parties	66.4	—
—third parties	182.0	73.2
Inventories	1,280.9	1,534.9
Deferred income tax, net	272.5	70.4
Prepaid expenses and other current assets	202.3	92.3
Total current assets	12,785.2	13,086.0
Long-term investments	10.5	39.1
Property, plant and equipment—net	16,924.1	13,501.0
Intangible assets—net	94.2	100.5
Other assets	1,221.1	1,237.6
Total assets	31,035.1	27,964.2
Current liabilities:
Short-term bank loans	1,494.7	546.9
Current portion of long-term loans	4,925.7	684.0
Convertible notes	65.8	—
Accounts payable	690.1	1,130.8
Payables to contractors and equipment suppliers	790.6	415.4
Other payables	896.7	1,081.5
Current portion of capital leases payable	822.0	—
Accrued expenses and other current liabilities	990.9	830.9
Total current liabilities	10,697.5	4,712.2
Long-term liabilities	6,566.4	8,579.6
Other liabilities	398.6	383.5
Total liabilities	17,662.5	13,675.3
Total equity (including non-controlling interests)	$13,372.6	$14,288.9

	Year ended December 31,
	2012	2013	2014	2014
	NT$	NT$	NT$	US$
	(in millions)
Consolidated Statement of Cash Flows Data:
IFRSs:
Capital expenditures	$2,817.9	$3,624.9	$3,568.2	$112.9
Depreciation and amortization	4,631.8	3,294.9	2,909.0	92.1
Net cash generated from (used in):
Operating activities	4,527.0	6,223.2	5,599.9	177.2
Investing activities	(2,599.8)	(3,005.6)	(3,325.4)	(105.2)
Financing activities	(312.3)	1,305.2	(374.9)	(11.9)
Net increase in cash and cash equivalents	$1,614.9	$4,522.8	$1,899.6	$60.1

	Year ended December 31,
	2010	2011	2012
	NT$	NT$	NT$
	(in millions)
Consolidated Statement of Cash Flows Data:
ROC GAAP:
Capital expenditures	$4,237.3	$2,319.3	$2,776.6
Depreciation and amortization	6,281.6	5,677.6	4,631.9
Net cash provided by (used in):
Operating activities	8,688.9	5,898.0	4,735.3
Investing activities	(2,454.2)	(3,250.7)	(2,594.9)
Financing activities	(2,959.5)	(2,464.6)	(162.7)
Effect of exchange rate changes on cash	(16.8)	31.9	(16.6)
Net increase in cash and cash equivalents	$3,258.4	$214.6	$1,961.1

	Year ended December 31,
	2010	2011
	NT$	NT$
	(in millions)
Consolidated Statement of Cash Flows Data:
US GAAP:
Net cash provided by (used in):
Operating activities	$8,504.0	$6,179.6
Investing activities	(2,454.2)	(3,250.7)
Financing activities	(2,959.5)	(2,464.6)
Net increase in cash and cash equivalents	$3,090.3	$464.3

Exchange Rates

References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This Annual Report on Form 20-F contains translations of certain NT dollar amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2014, which was NT$31.60 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all. On April 17, 2015, the noon buying rate was NT$31.05 to US$1.00.

The following table sets out, for the years and the months indicated, information concerning the number of NT dollars for which one US dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT dollars per US dollar noon buying rate
	Average	High	Low	Period-end
2010	31.50	32.43	29.14	29.14
2011	29.38	30.67	28.50	30.27
2012	29.56	30.28	28.96	29.05
2013	29.68	30.20	28.93	29.83
2014	30.30	31.80	29.85	31.60
October	30.40	30.49	30.31	30.45
November	30.73	30.99	30.48	30.99
December	31.35	31.80	31.03	31.60
2015
January	31.64	32.00	31.06	31.75
February	31.55	31.76	31.31	31.44
March	31.44	31.71	31.19	31.24
April (through 17, 2015)	31.12	31.33	30.87	31.05

Sources: Federal Reserve Bank of New York.

Risk Factors

Risks Relating to Economic Conditions and the Financial Markets

The global credit and financial markets crisis could materially and adversely affect our business and results of operations.

Disruptions in global credit and financial markets may occur that cause diminished liquidity and limited availability of credit, reduced consumer confidence, reduced economic growth, increased unemployment rates and uncertainty about economic stability. Limited availability of credit in financial markets may lead consumers and businesses to postpone spending. This in turn may cause our customers to cancel, decrease or delay their existing and future orders with us. Financial difficulties experienced by our customers or suppliers as a result of these conditions could lead to production delays and delays or defaults in payment of accounts receivable. Continuing credit markets disruption restricts our access to capital and limits our ability to fund operations or to refinance maturing obligations as they become due through additional borrowing or other sources of financing. We are not able to predict the duration or extent of disruptions in global credit and financial markets that occurred in and since 2009 and through 2014. These conditions increase the difficulty of accurately forecasting and planning our business activities. If these conditions and uncertainties continue or if credit and financial markets and confidence in economic conditions further deteriorate, our business and results of operations could be materially and adversely affected.

Risks Relating to Our Industry

Because we depend on the highly cyclical semiconductor industry, which is characterized by significant and sometimes prolonged downturns from time to time, our revenue and earnings may fluctuate significantly, which in turn could cause the market price of our common shares to decline.

Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent testing and assembly services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. All of our customers operate in this industry and variations in order levels from our customers and in service fee rates may result in volatility in our revenue and earnings. For instance, during periods of decreased demand for assembled semiconductors, some of our customers may even simplify, delay or forego final testing of certain types of semiconductors, such as dynamic random access memory or DRAM, further intensifying our difficulties. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns which have adversely affected our results of operations. In 2009, the semiconductor industry, especially the assembly and testing services for DRAM products sector, continued to experience the significant downturn that began in fourth quarter of 2008, and which has adversely affected our business. This industry downturn started to recover from the second quarter of 2009, and our revenue for 2010 increased 42% from 2009 levels. Our revenue for 2011 increased 6% from 2010 levels. Our revenue for 2012 increased 6% from 2011 levels. Our revenue for 2013 increased 0.7 % from 2012 levels. Our revenue for 2014 increased 13.7 % from 2013 levels and generated a profit of NT$1,663 million (US$53 million) in 2014. We cannot give any assurances that there will not be any downturn in the future or that any future downturn will not affect our results of operations.

Any deterioration in the market for end-user applications for semiconductor products would reduce demand for our services and may result in a decrease in our earnings.

Market conditions in the semiconductor industry track, to a large degree, those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors we test and assemble could reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Our revenue is largely attributable to fees derived from testing and assembling semiconductors for use in personal computers, communications equipment, consumer electronic products and display applications. A significant decrease in demand for products in these markets could put pricing pressure on our testing and assembly services and negatively affect our revenue and earnings. Weak demand for LCD and other flat-panel display products began in 2007 and has since adversely affected our operating results in 2008, 2009, and 2010. The LCD driver market started to recover in the second quarter of 2009 and the positive recovery trend continued through 2014. We cannot give any assurances that there will not be any downturn in the future or that any future downturn will not affect our results of operations. Any significant decrease in demand for end-user applications of semiconductors will negatively affect our revenue and earnings.

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

A significant portion of our revenue is derived from testing and assembling memory semiconductors. Our revenue derived from the testing and assembly of memory semiconductors accounted for 50% and 52% of our revenue in 2013 and 2014, respectively. In the past, our service fees for testing and assembling memory semiconductors were sharply reduced in tandem with the decrease in the average selling price of DRAM in the semiconductor industry. The continuing oversupply of DRAM products in 2008 and the weak demand in the DRAM market in the period from 2009 to 2013 resulted in significant reductions in the price of DRAM products, which in turn drove down the average prices for our testing and assembly services for DRAM products in these periods. We cannot assure you that there will not be further downturns in DRAM prices in the future.

A decrease in market demand for LCD and other flat-panel display driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.

Our testing and assembly services for LCD and other flat-panel display driver semiconductors generated revenue of NT$4,781 million and NT$5,171 million (US$164 million) in 2013 and 2014, respectively. We invested NT$2,054 million and NT$1,056 million (US$33 million) in 2013 and 2014, respectively, on equipment for tape carrier package, or TCP, chip-on-film, or COF and chip-on-glass, or COG, technologies, which are used in testing and assembly services for LCD and other flat-panel display driver semiconductors. Most of this equipment may not be used for technologies other than TCP, COF or COG. The market demand for LCD and other flat-panel display driver semiconductors and related testing and assembly services increased in 2013 and 2014 compared to the market demand in 2012. Any significant decrease in demand for these products and our related services, however, would significantly impair our capacity utilization rates. That may result in our inability to generate sufficient revenue to cover the significant depreciation expenses for the equipment used in testing and assembling LCD and other flat-panel display driver semiconductors, thereby negatively affecting our profitability. See also “—Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected”.

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.

We have a significant level of debt and interest expense. As of December 31, 2014, we had approximately NT$4,560 million (US$144 million) and NT$3,276 million (US$104 million) outstanding long-term and short-term indebtedness, respectively. Our long-term indebtedness as of December 31, 2014, represented bank loans with an interest rate between 1.8947% and 3.16545%. As of December 31, 2014, NT$6,068 million (US$192 million) of our indebtedness was secured by collateral comprised of assets owned by ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan and ChipMOS TECHNOLOGIES (Shanghai) LTD., or ChipMOS Shanghai.

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

We depend on a small group of customers for a substantial portion of our business. In 2014, our top five customers, collectively accounted for 60% of our revenue. As part of our strategy, we have been focusing on sales to key customers through long-term service agreements. We also focus on our business with smaller customers and customers who do not place orders on a regular basis. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our revenue. Any adverse development in our key customers’ operations, competitive position or customer base could materially reduce our revenue and adversely affect our business and profitability.

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

Our operations are characterized by a high proportion of fixed costs. For memory and logic/mixed-signal semiconductor testing services, our fixed costs represented 57% and 47% of our total cost of revenue in 2013 and 2014, respectively. For memory and logic/mixed-signal semiconductor assembly services, our fixed costs represented 20% and 19% of our total cost of revenue in 2013 and 2014, respectively. For LCD and other flat-panel display driver semiconductor testing and assembly services, our fixed costs represented 45% and 46% of our total cost of revenue in 2013 and 2014, respectively. For bumping services, our fixed costs represented 19% and 19% of our total cost of revenue in 2013 and 2014, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our testing and assembly equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates can significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In the past, our capacity utilization rates have fluctuated significantly as a result of the fluctuations in the market demand for semiconductors. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected. In addition, we have entered into various long-term assembly and testing services agreements with certain of our customers that may require us to incur significant capital expenditures. If we are unable to achieve high capacity utilization rates for the equipment purchased pursuant to these agreements, our gross margins may be materially and adversely affected.

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

The semiconductor testing and assembly business is capital intensive and requires significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor testing and assembly equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain equipment from a limited number of suppliers in a timely and cost-effective manner. We have no binding supply agreements with any of our suppliers and we acquire our testing and assembly equipment on a purchase order basis, which exposes us to changing market conditions and other significant risks. Semiconductor testing and assembly also requires us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers’ orders, which could negatively impact our financial condition and results of operations as well as our growth prospects. Previously we have committed to acquire certain wafer sorting testers and probers under our long-term service agreement with Spansion LLC (“Spansion”). We terminated that agreement and commitment on February 19, 2009, after Spansion defaulted on its payment obligations. Currently, we do not have any long-term service agreements that require our commitment to acquire additional testing and assembly equipment or facilities, however we cannot assure you that such commitment will not be made in the future. See “Item 4. Information on the Company—Customers”.

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

We are incorporated in Bermuda and a majority of our directors and most of our officers are not residents of the United States. A substantial portion of our assets is located outside the United States. As a result, it may be difficult for our shareholders to serve notice of a lawsuit on us or our directors and officers within the United States. Because most of our assets are located outside the United States, it may be difficult for our shareholders to enforce in the United States judgments of United States courts. Appleby, our Bermuda counsel, has advised us that there is some uncertainty as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon United States federal securities laws, although final and conclusive judgments in the courts of the United States against our company under which a sum of money is payable (not being a sum of money payable in respect of taxes or other charges of a like nature, in respect of a fine or other penalty, or in respect of multiple damages as defined in The Protection of Trading Interests Act 1981 of Bermuda) would be enforced by the Supreme Court of Bermuda as a debt against our company, subject to certain conditions and exceptions.

Investor confidence and the market price of our common shares may be adversely impacted if we or our independent public registered accounting firm is unable to conclude that our internal control over our financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to the Securities and Exchange Commission’s (“SEC’s”) reporting obligations, and beginning in our Annual Report on Form 20-F for the year ended December 31, 2006, we have been required by the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report of management on our internal control over financial reporting in our Annual Report on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. Beginning in fiscal year 2007, our independent public registered accounting firm has audited the effectiveness of our internal control over financial reporting. Although our management concluded that our internal controls are effective in this Annual Report on Form 20-F, and our independent public registered accounting firm has rendered its opinion that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria set forth in Internal Control – Integrated Framework (2013) issued by Committee of Sponsoring Organization of the Treadway Commission (COSO), our management may not conclude that our internal controls are effective in the future. Moreover, even if our management concludes that our internal controls over our financial reporting are effective our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, it may decline to attest to our management’s assessment or may issue an adverse opinion in the future. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares.

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

As part of our growth strategy, we may make acquisitions and investments in companies and businesses, establish joint ventures or make dispositions of our interests. For example, in February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision Industries Co., Ltd. (“Siliconware Precision”) and the transaction was completed in January 2011. In April 2013, as part of ChipMOS Taiwan’s listing plan on the Taiwan Stock Exchange (“TWSE”), we completed the sale of 6.5 million or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares to ChipMOS Taiwan’s underwriters and to certain others, including non-US employees of ChipMOS Taiwan. From September to October 2013, we sold 180 million or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares to investors. After the completion of the aforesaid sales, the Company held approximately 523 million ChipMOS Taiwan shares, representing 62.1% of the total number of ChipMOS Taiwan’s outstanding shares. On April 9, 2014, ChipMOS Bermuda further sold 1.3 million ChipMOS Taiwan shares as “green shoe” option to market investors. ChipMOS Taiwan became listed and commenced trading on the main board of TWSE on April 11, 2014. As of the date of this Annual Report on Form 20-F, we continue to own approximately 522 million or 60.4% of ChipMOS Taiwan’s outstanding shares without any “green shoe” option outstanding. See “—Risk Relating to Our Corporate Structure—ChipMOS Taiwan’s ability to maintain its listing and trading status on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the main board of Taiwan Stock Exchange or satisfy other eligibility requirements that may be required of it in the future”.

In November 2012, pursuant to a Registration Statement on Form F-3 declared effective on September 5, 2012, ThaiLin Semiconductor Corp. (“ThaiLin”) sold 2,000,000 of our common shares under a secondary offering (the “Secondary Offering”). In May 2013, ThaiLin completed its sale of 380,506 of our common shares to Tokyo Seimitsu Co., Ltd. (“Tokyo Seimitsu”). In November 2013 and January 2014, ThaiLin sold 2,000,000 and 2,093,705 of our commons shares back to ChipMOS Bermuda, respectively. In September 2014, Siliconware Precision sold 1,000,000 of our common shares back to ChipMOS Bermuda under the share purchase agreement entered in August 2014. The success of our acquisitions, investments, joint ventures and dispositions depends on a number of factors, including:

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

We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to hire a substantially greater number of skilled employees in connection with our expansion plans. In particular, we depend on a number of skilled employees in connection with our LCD and other flat-panel display driver semiconductor testing and assembly services, and the competition for such employees in Taiwan and Mainland China is intense. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance for any of our executive officers nor do we have employment contracts with any of our executive officers or employees, and, as a result, none of our executive officers or employees is bound by any non-competition agreement. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could affect our ability to provide our services, resulting in reduced revenue and earnings. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract additional personnel. As of March 31, 2015, 17.5% of the workforce at our facilities are foreign workers employed by us under work permits that are subject to government regulations on renewal and other terms. Consequently, if the regulations in Taiwan relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost, we may be unable to maintain or increase our level of services and may suffer reduced revenue and earnings.

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

ROC law limits the ability of a company incorporated in Taiwan to purchase any equity interest in companies, directly or indirectly, holding more than 50% of its issued and outstanding voting securities or registered capital or to provide loans or other financing to any company. ChipMOS Taiwan purchased NT$242 million worth of Mosel Vitelic Inc. (“Mosel”) shares in 2002. Lee and Li, our ROC special counsel, has advised us that these purchases do not violate relevant ROC law that prohibits a subsidiary from buying or taking collateral in shares of companies holding, directly or indirectly, more than 50% of its issued and outstanding voting securities or registered capital, because Mosel’s indirect interest (calculated as the product of (i) Mosel’s percentage interest in ChipMOS Bermuda and (ii) ChipMOS Bermuda’s percentage interest in ChipMOS Taiwan) in ChipMOS Taiwan was less than 50% and ChipMOS Bermuda is incorporated outside of Taiwan. In 2005, ChipMOS Taiwan disposed of NT$84 million of Mosel shares, and in August 2006, ChipMOS Taiwan further disposed of the remaining Mosel shares for approximately NT$30 million. ChipMOS Taiwan no longer owns any Mosel shares. Lee and Li has advised that under relevant ROC law, there is no similar restriction or limitation on a subsidiary’s disposal of its parent’s equity shares, if the previous acquisitions of such shares complied with relevant ROC law. However, we understand that there is no applicable judicial precedent and there is some doubt as to how a court would rule if presented with the situation.

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

ROC laws and regulations previously prohibited any transfer of semiconductor testing and assembly technologies to any person or entity located in Mainland China, except for transfers involving certain low-end semiconductor testing and assembly technologies, such as conventional wire bond assembly technology, if certain requirements are met. The ROC Ministry of Economic Affairs has the ultimate administrative authority in interpreting such laws and regulations. In February 2010, these restrictions have been relaxed, so that ROC entities may transfer semiconductor testing and assembly technologies to any person or entity located in Mainland China after they have obtained approval from the Investment Commission of the ROC Ministry of Economic Affairs, or the ICM. Under a technology transfer agreement, dated August 1, 2002, ChipMOS Bermuda licensed to ChipMOS Shanghai certain testing and assembly-related technologies that were then controlled by ChipMOS Bermuda, which included technologies that were licensed to ChipMOS Bermuda by ChipMOS Taiwan. ChipMOS Bermuda will continue to license such technologies to ChipMOS Shanghai pursuant to a technology transfer agreement dated October 3, 2011 with effective date on August 1, 2012. ChipMOS Bermuda also provided ChipMOS Shanghai with technical support and consulting services under this agreement. On April 7, 2004, ChipMOS Bermuda entered into an assignment agreement with ChipMOS Taiwan, pursuant to which ChipMOS Taiwan transferred all of the technologies it owned as of that date to ChipMOS Bermuda, including those previously licensed to ChipMOS Bermuda. On April 12, 2007, ChipMOS Bermuda entered into an assignment agreement with ChipMOS Taiwan, pursuant to which ChipMOS Taiwan assigned and transferred fifty percent of the title to ownership of and interest in all of the technologies and intellectual property it owned as of that date to ChipMOS Bermuda.

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

Certain of our operations are conducted through companies that we do not fully own. For example, certain current consolidated operations are conducted through ChipMOS Taiwan, our 60.4% subsidiary as of March 31, 2015, ThaiLin, ChipMOS Taiwan’s 47.5% owned subsidiary as of March 31, 2015, and ChipMOS Shanghai, ThaiLin’s indirectly wholly-owned subsidiary as of March 31, 2015. On November 12, 2014, ChipMOS Taiwan made announcement for the contemplated merger with ThaiLin. Upon the closing of the merger, ThaiLin will be merged with ChipMOS Taiwan. As a result of the merger, ChipMOS Taiwan will become our 58.0% owned subsidiary and ChipMOS Shanghai will become ChipMOS Taiwan’s indirectly wholly-owned subsidiary through MODERN MIND TECHNOLOGY LIMITED, (“Modern Mind”). For more information, please see “—Pending Merger with ThaiLin may or may not complete or achieve the expected synergy, efficiency and effectiveness”. We also conduct other activities through our affiliated entities. See also “—Risk Relating to Our Corporate Structure—ChipMOS Taiwan’s ability to maintain its listing and trading status on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the main board of Taiwan Stock Exchange or satisfy other eligibility requirements that may be required of it in the future” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

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

Any future outbreak of health epidemics and outbreaks of contagious diseases, including avian influenza, swine flu, Severe Acute Respiratory Syndrome, or Ebola virus disease, may materially affect our operations and business.

Influenza viruses circulating in animals pose threats to human health. Humans can become ill when infected with viruses from animal sources, such as avian influenza virus subtypes H5N1, H9N2 and H7N9 and swine influenza virus subtypes H1N1 and H3N2. An outbreak of a contagious disease such as New Influenza A or more commonly known as the “bird flu” and “swine flu”, Severe Acute Respiratory Syndrome (SARS), or avian influenza with virus subtype H7N9, for which there is inadequate treatment or no known cure or vaccine, may potentially result in a quarantine of infected employees and related persons, and adversely affect our operations at one or more of our facilities or the operations of our customers or suppliers. We cannot predict the impact that any further future outbreak of the aforementioned influenza viruses or other diseases could have on our business and results of operations.

Also, according to World Health Organization, the current outbreak of in West Africa is the largest and most complex Ebola virus disease (EVD) outbreak since the Ebola virus was first discovered in 1976. There have been more cases and deaths in this outbreak than all others combined. It has also spread between countries starting in Guinea then spreading across land borders to Sierra Leone and Liberia, by air to Nigeria, and by land to Senegal. People remain infectious as long as their blood and body fluids, including semen and breast milk, contain the virus. Men who have recovered from the disease can still transmit the virus through their semen for up to 7 weeks after recovery from illness. There is as yet no proven treatment available for EVD. As such, we cannot predict the impact that any future outbreak of EVD could have on our business and results of operations.

We face substantial political risk associated with doing business in Taiwan, particularly due to recent domestic political events and the strained relations between the Republic of China and the People’s Republic of China, that could negatively affect our business and the market price of our common shares.

Our principal executive offices and most of our testing and assembly facilities are located in Taiwan. As a result, our business, financial condition and results of operations and the market price of our common shares may be affected by changes in ROC governmental policies, as well as social instability and diplomatic and social developments in or affecting Taiwan which are beyond our control. For example, the ROC has a unique international political status. The PRC government regards Taiwan as a renegade province and does not recognize the legitimacy of the ROC as an independent country. Although significant economic and cultural relations have been positively strengthened in recent years between the ROC and the PRC, relations have often been strained. In March 2005, the PRC government enacted the “Anti-Secession Law” codifying its policy of retaining the right to use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by the ROC to accept the PRC’s stated “One China” policy. On March 18, 2014, students and certain civic groups initiated the Sunflower Student Movement as a protest movement in the Legislative Yuan and, later, also the Executive Yuan of the Republic of China (Taiwan). The activists protested the passing of the Cross-Strait Service Trade Agreement (“CSSTA”) proposed by the ruling party Kuomintang (“KMT”) at the legislature without a clause-by-clause review. The protesters perceive the passage of CSSTA failed to meet the required formal procedures and that the ratification of CSSTA with PRC would hurt Taiwan’s economy and leave it vulnerable, among others, to political pressure from Beijing, while the supporters view the trade pact would allow the two sides to conduct business operations more freely in each other’s services market. The Sunflower Student Movement marks the first time that legislature has been occupied by citizens in the history of Taiwan. On April 10, 2014, the 24-days occupation of the Legislative Yuan has concluded. The CSSTA has been put on hold ever since the Sunflower Student Movement.

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

Acute or very high level radiation exposure can cause a person to become very ill or to die quickly. Ionizing radiation, which is defined as high-energy particles or electromagnetic waves that can break chemical bonds, damage humans by disrupting cellular function, particularly in tissues with rapid growth and turnover of cells. Intense, high level and/or excessive radiation exposure may result in acute radiation syndrome whereby harmful effects to the human body may be evidenced by skin burns, internal organ deterioration, bleeding, vomiting, bone marrow distortion and deaths. If the radiation exposure is less intense and/or more prolonged at a lower level, then the central nervous system, kidneys, thyroid gland, and liver may be affected. Cancer is the most well-known effect, and may affect virtually any significantly exposed tissue.

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

Baupost Group LLC/MA, our largest shareholder may have significant influence over our company and may cause us to take actions that may not be, or refrain from taking actions that may be, in our best interest or the best interest of our other shareholders.

As of March 31, 2015, Baupost Group LLC/MA owned 11.5% of our common shares, according to the 13F filed by Baupost Group LLC/MA on February 13, 2015. This shareholder, through its equity interests, may have significant influence over matters submitted to our shareholders for approval and other corporate actions, such as:

•	election of directors;

•	timing and manner of dividend distributions;

•	approval of contracts between us and the largest shareholder or its respective affiliates, which could involve conflicts of interest;

•	open market purchase programs or other purchases of our common shares;

•	delay, defer or prevent a change in who controls us;

•	discourage bids for our shares at a premium over the market price; and

•	adversely affect the market price of our common shares.

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

Even though trading on the Emerging Stock Board of Gre Tai Securities Market of ChipMOS Taiwan’s shares under stock code “8150” commenced on April 19, 2013, ChipMOS Taiwan will continue to depend on its shareholders, ChipMOS Bermuda and Siliconware Precision, to meet its equity financing requirements prior to consummation of its plan of listing on the TWSE. On January 28, 2014, the Review Committee of the TWSE approved the listing application of ChipMOS Taiwan to be listed on the TWSE. ChipMOS Taiwan subsequently became listed and commenced trading on the main board of TWSE on April 11, 2014. See “—ChipMOS Taiwan’s ability to maintain its listing and trading status on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the main board of Taiwan Stock Exchange or satisfy other eligibility requirements that may be required of it in the future.” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”. Any capital contribution by us to ChipMOS Taiwan may require the approval of the relevant stock exchange or other ROC authorities. For example, any capital contribution by us to ChipMOS Taiwan will require the approval of the authorities of the Science Park Administration. We may not be able to obtain any such approval in the future in a timely manner, or at all. If ChipMOS Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations, and as a result ChipMOS Bermuda’s ability to grow and conduct our business, may be materially adversely affected.

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

ChipMOS Taiwan became listed and commenced trading on the main board of TWSE on April 11, 2014. For a TWSE-listed company to continue trading on the main board of TWSE depends in part on market conditions and other factors that may not within the control of the Company or ChipMOS Taiwan. For these reasons there can be no assurance that ChipMOS Taiwan’s shares will continue to be listed or traded on the TWSE.

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

Sales of substantial amounts of shares in the public market, the perception that future sales may occur, or the pledge of a substantial portion of our common shares could depress the prevailing market price of our shares. As of March 31, 2015, we had approximately 29 million common shares issued and outstanding. As of March 31, 2015, Baupost Group LLC/MA, our largest shareholder, owned 3,283,235 common shares, representing approximately 11.5% of our outstanding common shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.

Mosel in the past decided to sell a significant portion of our common shares in order to raise funds. In June 2006, Mosel sold 1,739,130 common shares through its wholly-owned subsidiary, Giant Haven, under a shelf registration statement which has since expired. In addition, in March 2007, we issued 3,043,749 common shares pursuant to a share purchase and subscription agreement with ChipMOS Taiwan and Siliconware Precision, and we entered into a registration rights agreement in March 2007 with Siliconware Precision, pursuant to which we granted to Siliconware Precision certain rights to require us to register these common shares for sale under the Securities Act. In July 2007, Mosel sold 2,030,316 common shares through Giant Haven Investment Limited (“Giant Haven”) to ProMOS Technologies Inc. (“ProMOS”) and Powertech Technology Inc. (“Powertech Technology”) and we then granted Giant Haven, ProMOS and Powertech Technology certain rights to require us to register these common shares for sale under the Securities Act. For a shareholder that is not our affiliate these shares may be resold pursuant to Rule 144 after lapse of the applicable holding period. In 2008, ProMOS failed to meet its payment obligations to ThaiLin. Subsequently in March 2009, ThaiLin acquired 1,015,158 common shares from ProMOS pursuant to its enforcement of the collateral under a Stock Pledge Agreement between ThaiLin and ProMOS dated December 3, 2008. In November 2012, ThaiLin sold 2,000,000 common shares and Siliconware Precision sold 800,000 common shares pursuant to a Secondary Offering. In May 2013, ThaiLin completed its sale of 380,506 of our common shares to Tokyo Seimitsu. In November 2013 and January 2014, ThaiLin sold 2,000,000 common shares and 2,093,705 common shares back to ChipMOS Bermuda, respectively. After the transactions, ThaiLin did not hold any of our common shares. In September 2014, Siliconware Precision sold 1,000,000 common shares back to ChipMOS Bermuda. From April 2012 to March 2014, Mosel sold 2,267,270 common shares through its wholly-owned subsidiary, Giant Haven, under Rule 144. By the end of 2014, Mosel and Mosel’s wholly-owned subsidiary, Giant Haven did not hold any of our common shares. Furthermore, Siliconware Precision may be able to sell, in any three-month period, that number of those ChipMOS common shares that Siliconware Precision owns, up to the greater of (i) one percent of our outstanding common shares or (ii) the average weekly trading volume of our common shares as reported on the NASDAQ Capital Market during the four calendar weeks prior to filing a notice under Rule 144(h) for any such sales pursuant to Rule 144(e) under the Securities Act.

On September 14, 2007, ChipMOS Bermuda issued 151,031 common shares pursuant to a share exchange transaction with ChipMOS Taiwan, under which ChipMOS Bermuda exchanged one common share for every 8.4 ChipMOS Taiwan shares then outstanding. Following the completion of the share exchange transaction, ChipMOS Taiwan became our wholly-owned subsidiary. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. In January 2011, the share purchase transaction was completed and we owned 84.2% of ChipMOS Taiwan’s outstanding shares as of December 31, 2011. On April 16, 2013, as part of ChipMOS Taiwan’s listing plan on the TWSE, we completed the sale of 6.5 million outstanding ChipMOS Taiwan shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TWSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan. From September 2, 2013 to October 3, 2013, we sold 180 million shares or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$20.0 per shares to investors. After the completion of the aforesaid sales the Company held approximately 523 million ChipMOS Taiwan shares, representing 62.1% of the total number of ChipMOS Taiwan’s outstanding shares. On April 9, 2014, ChipMOS Bermuda sold approximately 1.3 million ChipMOS Taiwan shares as “green shoe” option to market investors. ChipMOS Taiwan became listed and commenced trading on the main board of TWSE on April 11, 2014. As of the date of this Annual Report on Form 20-F, we continue to own approximately 522 million ChipMOS Taiwan shares, representing 60.4% of ChipMOS Taiwan’s outstanding shares without any “green shoe” option outstanding. See “—Risk Relating to Our Corporate Structure—ChipMOS Taiwan’s ability to maintain its listing and trading status on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the main board of Taiwan Stock Exchange or satisfy other eligibility requirements that may be required of it in the future” for additional information on ChipMOS Taiwan’s listing plan. We plan to issue, from time to time, additional shares in connection with employee compensation and to finance possible future capital expenditures, investments or acquisitions. See “Item 6. Directors, Senior Management and Employees—Share Option Plan and Share Appreciation Rights Plan” for a discussion of the Share Option Plan that we have adopted for the benefit of all of our directors, officers, employees and consultants. The issuance of additional shares may have a dilutive effect on other shareholders and may cause the price of our common shares to decrease.

In addition, the indictment relating to Mr. Hung-Chiu Hu alleges that embezzled funds were used in investments by PacMOS Technologies Holdings Limited (“PacMOS”), which, as of March 31, 2015, owned 2.4% of our outstanding common shares. As a result, PacMOS may be ordered by relevant authorities to dispose of its investments made with any embezzled funds, which may result in a sale of our shares by PacMOS. A sale of a significant number of our shares by PacMOS or our other current shareholders could depress our share price.

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

Future declines in our share price could also significantly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase ownership dilution to shareholders caused by our issuing equity in financing or other transactions. A general permission under the Exchange Control Act 1972 and the Exchange Control Regulation 1973 (as amended) (and other relevant legislations and regulations) of Bermuda has been given by the Bermuda Monetary Authority (the “BMA”) for the issue and transfer of our common shares to and between non-residents of Bermuda for exchange control purposes, provided that our common shares remain listed on an appointed stock exchange (which includes listing on the NASDAQ Capital Market). In the event our common shares are no longer listed on the NASDAQ Capital Market or another appointed stock exchange, specific consents of the BMA would be required for all issues and transfers of our shares, unless such issues and/or transfers fall under certain exemptions as provided by the BMA.

Pending merger with ThaiLin may or may not complete or achieve the expected synergy, efficiency and effectiveness.

On November 12, 2014, ChipMOS Taiwan made public announcement at Market Observation Post System, the official public disclosure website for TWSE-listing companies in Taiwan, announcing ChipMOS Taiwan’s contemplated merger with ThaiLin, a Taiwan company which approximately 47.5% issued share capital is held by ChipMOS Taiwan (the “Merger”). The Company made the corresponding announcement of the Merger at EDGAR on the same date. As a result of the Merger, pursuant to all of the terms and conditions of the Merger Agreement by and between ChipMOS Taiwan and ThaiLin, dated November 12, 2014 (the “Merger Agreement”), ThaiLin will merge into ChipMOS Taiwan, which will hold 100% of the issued share capital of Modern Mind, which holds 100% interests of ChipMOS Shanghai. The Merger was approved by the board of directors of ChipMOS Taiwan and ThaiLin on November 12, 2014, and approved by the shareholders of ChipMOS Taiwan and ThaiLin on December 30, 2014. As a result of Merger, ChipMOS Taiwan will become our 58.0% owned subsidiary and ChipMOS Shanghai will become an indirectly wholly-owned subsidiary of ChipMOS Taiwan through ChipMOS Taiwan’s wholly-owned subsidiary, Modern Mind. The interests of ChipMOS Bermuda in Modern Mind and ChipMOS Shanghai will increase to 58.0%. The testing services provided by ThaiLin will be continually provided by ChipMOS Taiwan. And, no effect of the Merger on our quality control, insurance coverage, tax credit and alternative minimum tax (“AMT”) expenses imposed under the ROC Alternative Minimum Tax Act (“AMT Act”).

Completion of the Merger is expected to occur on June 17, 2015 and is further subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and the receipt of approvals from relevant Republic of China governing authorities, including but not limited to the Fair Trade Commission, Financial Supervisory Commission, TWSE, and Gre Tai Securities Market. The Company intends to work with all parties to satisfy conditions set forth in the Merger Agreement in order to complete the Merger.

Although we expect that completion of the Merger will occur as contemplated in the Merger Agreement, unforeseen events and occurrences may delay or prevent completion of the Merger, or may significantly reduce the anticipated potential benefits to ChipMOS of the Merger. However, prior to the completion of the Merger, there might be situation such as event default continuing for 60 days without improvement by the default party that causes ChipMOS Taiwan or ThaiLin to decide that the Merger should be abandoned and completion of the Merger is no longer desired. It could develop that the conditions precedent to the Merger are not satisfied or waived, which in turn could delay or prevent completion of the Merger. Moreover, although we believe that the Merger will increase synergy, efficiency, and effectiveness of the Company and its subsidiaries, there can be no assurance that the expected synergy, efficiency, and effectiveness of the Company and its subsidiaries will be realized after the completion of the Merger. In particular, if the industry change or our business decline could prevent these from being realized.

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

Our Structure and History

We are a holding company, incorporated in August 2000 under the Companies Act 1981 of Bermuda (as amended) (the “Bermuda Companies Act”), under the name “ChipMOS TECHNOLOGIES (Bermuda) LTD”. Our principal place of business is located at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China and our phone number is (+886) 3 563 3988. We provide most of our services in Taiwan through our subsidiary, ChipMOS Taiwan, in which we hold a majority ownership interest, and its subsidiaries and investees. We also provide services in Mainland China through ChipMOS Shanghai, a wholly-owned subsidiary of MODERN MIND TECHNOLOGY LIMITED, or Modern Mind, which is a wholly-owned subsidiary of ThaiLin. Upon the closing of the Merger, ThaiLin will be merged with and into ChipMOS Taiwan and as a result Modern Mind will become a wholly-owned subsidiary of ChipMOS Taiwan. As of March 31, 2015, Baupost Group LLC/MA, owned 11.5% of our common shares.

The following chart illustrates our corporate structure and our equity interest in each of our principal subsidiaries and affiliates as of the date of this Annual Report on Form 20-F.

Note:

(1)	Under IFRS 10 “Consolidated Financial Statements”, we are required to consolidate the financial results of any subsidiaries in which we hold a controlling interest or voting interest in excess of 50% or we have the power to direct or cause the direction of the management and policies, notwithstanding the lack of majority ownership. We consolidated the financial results of ChipMOS Taiwan, ChipMOS USA Inc., or ChipMOS USA, ThaiLin, Modern Mind, and Modern Mind’s wholly-owned subsidiary ChipMOS Shanghai.

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

On March 27, 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed to 3,043,749 of our newly issued common shares through a private placement. As of March 31, 2007, we held 99.1% of the outstanding common shares of ChipMOS Taiwan. On September 14, 2007, we completed a share exchange transaction with ChipMOS Taiwan pursuant to which we exchanged one common share for every 8.4 ChipMOS Taiwan shares. In connection with the share exchange transaction, ChipMOS Bermuda and ChipMOS Taiwan paid in the aggregate NT$53 million in cash to purchase fractional shares and shares held by dissenting shareholders, and ChipMOS Bermuda issued 151,031 new common shares. Following the completion of the share exchange transaction, ChipMOS Taiwan became our wholly-owned subsidiary. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The share purchase transaction was completed in January 2011. On April 16, 2013, as part of ChipMOS Taiwan’s listing plan on the TWSE, we completed the sale of 6.5 million outstanding ChipMOS Taiwan shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TWSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan. From September 2, 2013 to October 3, 2013, we sold 180 million shares or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$20.0 per shares to investors. After the completion of the aforesaid sale, the Company held approximately 523 million ChipMOS Taiwan shares, representing 62.1% of the total number of ChipMOS Taiwan’s outstanding shares. On April 9, 2014, ChipMOS Bermuda sold approximately 1.3 million ChipMOS Taiwan shares as “green shoe” option to market investors. ChipMOS Taiwan became listed and commenced trading on the main board of TWSE on April 11, 2014. As of the date of this Annual Report on Form 20-F, we continue to own approximately 522 million ChipMOS Taiwan shares, representing 60.4% of ChipMOS Taiwan’s outstanding shares without any “green shoe” option outstanding. See “Item 3. Key Information—Risk Factors—Risk Relating to Our Corporate Structure—ChipMOS Taiwan’s ability to maintain its listing and trading status on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the main board of Taiwan Stock Exchange or satisfy other eligibility requirements that may be required of it in the future” for additional information.

The share numbers disclosed in the foregoing paragraph are adjusted to reflect the Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

MODERN MIND TECHNOLOGY LIMITED and ChipMOS TECHNOLOGIES (Shanghai) LTD. Modern Mind was incorporated in the British Virgin Islands in January 2002. Modern Mind conducts its operations through ChipMOS Shanghai, a wholly-owned subsidiary incorporated in Mainland China in June 2002. ChipMOS Shanghai is engaged in wafer testing and semiconductor assembly and testing. We acquired a 100% equity interest in Modern Mind on December 12, 2002, and then transferred it to Jesper on December 31, 2002. In 2003, we acquired from Jesper a convertible note in the amount of US$37.5 million issued by Modern Mind that may be converted into a controlling equity interest in Modern Mind at a conversion rate of one ordinary share of Modern Mind for every US$1.00 if the repayment is not made when due. In 2004, we restructured our control of ChipMOS Shanghai and our Mainland China operations. On July 29, 2004, we replaced the US$37.5 million convertible note previously issued by Modern Mind in its entirety with a US$62.8 million demand note issued by Modern Mind, with the difference representing a US$25 million loan that we extended to Modern Mind from the net proceeds of our July 2004 offering of common shares. In addition, we extended a loan in the aggregate amount of US$50 million to Modern Mind from the net proceeds of our November 2004 convertible debt offering in exchange for demand notes issued by Modern Mind in the same aggregate amount (the “MMT Notes”). The MMT Notes were convertible at any time into common shares representing, immediately after the conversion, almost 100% of the then outstanding common shares of Modern Mind at a conversion rate of US$1.00 for each common share of Modern Mind. Payment under the MMT Notes were fully and unconditionally guaranteed by Jesper and secured by a pledge agreement in respect of the entire equity interest in Modern Mind and ChipMOS Shanghai. We obtained from Jesper an irrevocable option to acquire at any time the common shares of Modern Mind then owned by Jesper. Under an assignment and assumption agreement signed on April 22, 2011 (the “MMT Assignment Agreement”), ChipMOS agreed to sell the MMT Notes to ThaiLin for a purchase price of approximately US$40 million subject to certain closing conditions. Post completion of MMT Assignment Agreement transaction, ThaiLin immediately converted the MMT Notes into common shares of Modern Mind and purchased all of the remaining common shares of Modern Mind from Jesper, with Modern Mind becoming a wholly-owned subsidiary of ThaiLin. The MMT Assignment Agreement was completed on October 3, 2011.

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

On March 4, 2008, ChipMOS Taiwan made a loan in an amount of NT$145 million bearing interest at a rate of 4.69% per annum to Taiwan Kolin Co. Ltd., or Kolin, a major shareholder of ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary. NT$15 million of this loan was repaid in 2008. The loan was secured by a pledge by Kolin of 11 million common shares of ThaiLin. In 2013, the loan has been fully repaid and the subject pledge has been released accordingly. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—ThaiLin Semiconductor Corp”.

As of March 31, 2015, ChipMOS Taiwan held a 47.5% interest in ThaiLin. Mr. Shih-Jye Cheng, our chairman and chief executive officer and the director and chairman of ChipMOS Taiwan, is also a director of ThaiLin. In addition, four of the nine directors of ThaiLin are appointed by ChipMOS Taiwan.

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

Semiconductors tested and assembled by us are used in personal computers, graphics applications, such as game consoles and personal digital assistants, or PDAs, communications equipment, such as cellular handsets, and consumer electronic products and display applications, such as flat-panel displays. In 2014, 23.2% of our revenue was derived from testing services for memory and logic/mixed-signal semiconductors, 34.9% from assembly services for memory and logic/mixed-signal semiconductors, 23.5% from LCD and other flat-panel display driver semiconductor testing and assembly services and 18.4% from bumping services for semiconductors.

Semiconductor Industry Trends

Growth in the semiconductor industry is largely driven by end-user demand for consumer electronics, communications equipment and computers, for which semiconductors are critical components. The worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn at the end of 2000 that was followed by a modest recovery in late 2002. Beginning in the fourth quarter of 2008, the semiconductor industry commenced another downturn that increased in unprecedented severity into the first quarter of 2009. The overall semiconductor industry commenced to recover from the downturn in the second quarter of 2009 and the positive recovery trend continues through 2014.

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

LCD and Other Flat-Panel Display Driver Semiconductor Market

Flat-panel displays are used in applications such as PC monitors, notebook computers, television sets, cellular handsets and digital cameras. The end-user demand for LCD and other flat-panel display driver semiconductor experienced a downturn in 2007 and 2008. The LCD driver market started to recover in the second quarter of 2009 and the positive recovery trend continued through 2014.

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

In 2015 we expect to focus our research and development efforts in the following areas:

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

In 2014, we spent approximately 3.1% of our revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of March 31, 2015, our research and development team comprised 390 persons.

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

Global market and economic conditions have been unprecedented and challenging with tight credit conditions and recession in most major economies since 2008 continuing into 2014. Beginning in 2008, we also resumed our focus on our business with smaller customers or customers who do not place orders on a regular basis. We believe that the dual focused strategy will assist us to be better prepared for the current economic volatility and ensure maximum utilization rate of our capacity and help us to develop closer relationships with all types of our customers.

Principal Products and Services

The following table presents, for the periods shown, revenue by service segment as a percentage of our revenue.

	Year ended December 31,
	2013	2014
Testing
Memory testing revenue	20.5%	20.4%
Logic/mixed-signal testing revenue	3.2	2.9
Total testing revenue	23.7	23.3
Assembly
Memory assembly revenue	29.1	32.0
Logic/mixed-signal assembly revenue	3.3	2.8
Total assembly revenue	32.4	34.8
LCD and other flat-panel display driver semiconductor testing and assembly revenue	24.7	23.5
Bumping	19.2	18.4

Total revenue	100.0%	100.0%

Memory and Logic/Mixed-Signal Semiconductors

Testing

We provide testing services for memory and logic/mixed-signal semiconductors:

Memory. We provide testing services for a variety of memory semiconductors, such as SRAM, DRAM and Flash memory. To speed up the time-consuming process of memory product testing, we provide parallel test, which includes to complete wafer test in one touchdown (up to1,000 plus devices simultaneously). The memory semiconductors we test are used primarily in desktop computers, laptop, tablet computers, handheld consumer electronic, devices and wireless communication devices.

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

The following is a description of our pre-assembly testing services:

Engineering Testing. We provide engineering testing services, including software program development, electrical design validation, reliability and failure analysis.

•

Software Program Development Design and test engineers develop a customized software program and related hardware to test semiconductors on advanced testing equipment. A customized software program is required to test the conformity of each particular semiconductor to its particular function and specification.

•

Electrical Design Validation. A prototype of the designed semiconductor is submitted to electrical tests using advanced test equipment, customized software programs and related hardware. These tests assess whether the test result of the prototype semiconductor complies with the designed requirements using a variety of different operating specifications, including functionality, frequency, voltage, current, timing and temperature range.

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

Wafer Probing. Wafer probing is the process stage immediately before the assembly of semiconductors and involves visual inspection and the electrical testing of the processed wafer to ensure that it meets our customers’ specifications. Wafer probing employs sophisticated design and manufacturing technologies to connect the terminals of each chip for testing. Defective chips are marked on the surface or memorized in an electronic file, known as a mapping file, to facilitate subsequent process.

Laser Repairing. This is a unique process in testing operation for memory products. In laser repairing, specific poly or metal fuses are blown after wafer probing to enable a spare row or column of a memory cell to replace a defective memory cell.

After assembly, we perform the following testing services:

Burn-In Testing. This process screens out unreliable products using high temperature, high voltage and prolonged stresses environment to ensure that finished products will survive a long period of end-user service. This process is used only for memory products.

Top Marking . By using either a laser marker or an ink marker, we mark products according to our customers’ specification, including the logo, part number, date code and lot number

Final Testing. Assembled semiconductors are tested to ensure that the devices meet performance specifications. Tests are conducted using specialized equipment with software customized for each application in different temperature conditions ranging from minus 45 degrees celsius to 110 degrees celsius. One of the tests includes speed testing to classify the parts into different speed grades.

Final Inspection and Packing. Final inspection involves visual or auto-inspection of the devices to check any bent leads, ball damage, inaccurate markings or other package defects. Packing involves dry packing, package-in-tray, packing-in-tube and tape and reel. Dry pack involves heating semiconductors in a tray at 125 to 150 degrees celsius for about two hours to remove the moisture before the semiconductors are vacuum-sealed in an aluminum bag. Packing-in-tube involves packing the semiconductors in anti-static tubes for shipment. Tape and reel pack involves transferring semiconductors from a tray or tube onto an anti-static embossed tape and rolling the tape onto a reel for shipment to customers.

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

Our organic substrate-based packages employ a fine-pitch BGA design, which uses a plastic or tape laminate rather than a leadframe and places the electrical connections, or leads, on the bottom of the package rather than around the perimeter. The fine-pitch BGA format was developed to address the need for the smaller footprints required by advanced memory devices. Benefits of ball grid array assembly over leadframe-based assembly include:

•	smaller size;

•	smaller footprint on a printed circuit board;

•	better electrical signal integrity; and

•	easier attachment to a printed circuit board.

The following diagram presents the basic component parts of a fine-pitch BGA package:

The following table presents the ball-count, description and end-user applications of organic substrate-based packages we currently assemble:

Package	Connections	Description	End-User Applications
Mini BGA	24-400	Low-cost and space-saving assembly designed for low input/output count, suitable for semiconductors that require a smaller package size than standard BGA	Memory, analog, flash memory, ASICs, radio frequency devices, personal digital assistants, cellular handsets, communication products, notebook computers, wireless systems

Fine-Pitch BGA	54-126	Our patented design for DRAM products that require high performance and chip scale package (CSP)	Notebook computers, cellular handsets, global positioning systems, personal digital assistants, wireless systems

Very Thin Fine-Pitch BGA	48-176	Similar structure of Mini BGA package with thinner and finer ball pitch that is designed for use in a wide variety of applications requiring small size, high reliability and low unit cost	Handheld devices, notebook computers, disk drives, wireless and mobile communication products

Land Grid Array (LGA)	10-52	Thinner and lighter assembly designed essential to standard BGA without solder balls, suitable for applications that require high electrical performance	Disk drives, memory controllers, wireless, mobile communication products

Multi-Chip BGA	48-137	Designed for assembly of two or more memory chips (to increase memory density) or combinations of memory and logic chips in one BGA package	Notebook computers, digital cameras, personal digital assistants, global positioning systems, sub-notebooks, board processors, wireless systems

Stacked-Chip BGA	24-162	Designed for assembly of two or more memory chips or logic and memory chips in one CSP, reducing the space required for memory chips	Cellular handsets, digital cameras, personal digital assistants, wireless systems, notebook computers, global positioning systems

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

Most other kinds of packaging does wafer dicing first, and then puts the individual die in a plastic package and attaches the solder bumps. WL CSP involves the RDL, wafer solder bumping, while still in the wafer, and then wafer dicing. Benefits of WL CSP compare to general CSP package assembly include:

•	ultimate smaller package size;

•	smaller footprint on a printed circuit board;

•	very short circuit connection; and

•	cost effective packaging solution for small ICs.

Package	Connections	Description	End-User Applications
WL CSP	6-36	Very small package size (identical to die size), suitable for the low pin count and require the small package size application	Memory, ASICs, MEMS devices, controllers, for mobile phone, tablet, ultra book computer product

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

•	Excellent electrical performance, very low interconnect parasitics and inductance compare to wirebond type.

•	High electrical current endurance (Cu pillar bump), ideal for high power solution.

•	Smaller package form factor by reducing the wire loop height and wire span compared to conventional wirebond package.

Package	Connections	Description	End-User Applications
FC CSP	8-100	Superior electrical performance, smaller form factor	Power device, RF, Logic/Analog device, wireless or portable application

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

Assembly of TCPs. TCPs use a tape-automated bonding process to connect die and tape. The printed circuit tape is shipped with a reel. The reel is then placed onto an inner lead bonder, where the LCD or other flat-panel display driver semiconductor is configured onto the printed circuit tape. The resulting TCP component consists of the device interconnected to a three-layer tape, which includes a polyimide carrier film, an epoxy-based adhesive layer and a metal layer. The tape metallization area of the interconnections is tin plated over a metal layer. The silicon chip and inner lead area is encapsulated with a high temperature thermosetting polymer after inner lead bonding. The back face of the chip is left un-sealed for thermal connection to the printed circuit board.

For the limitation of inner lead pitch (>41um) with this kind of package, the volume of TCP nowadays has been trending down to ~1% of total demand.

The following diagram presents the basic components of a TCP:

Chip-on-Film (COF) Technology

In 2001, we commenced testing and assembly services using COF technology. We have developed this proprietary technology from our existing TCP technology, and it has been widely accepted by our customers. The primary use of the COF module is to replace TCP in certain applications.

COF technology provides several additional advantages. For example, COF is able to meet the size, weight and higher resolution requirements in electronic products, such as flat-panel displays. This is because of its structural design, including an adhesive-free two-layer tape that is highly flexible, bending strength and its capacity to receive finer patterning pitch.

COF package has been using for large-size and high-resolution panel display nowadays, referring to the trend of the last several years, the avg. inner lead pitch of COF package went down to 25um with about 50% of market share. 22 um inner lead pitch of COF package has been released to mass production in these two years.

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

The COG assembly technology involves the following steps:

Chip Probing	To screen out the defect chips which fail to meet the device spec.

Wafer Lapping	Wafers are ground to their required thickness.

Laser Marking	A laser mark is applied on IC backside to provide product information.

Laser Grooving	Application in wafer within Low-K material to reduce chipping of chips during dicing process.

Die Saw	Wafers are cut into individual dies, or chips, in preparation for the pick and place process.

Auto Optical Inspection	Process of wafer inspection is detecting defect to separate chips at pick and place station.

Pick and Place	Each individual die is picked and placed into a chip tray.

Inspection and Packing	Each individual die in a tray is visually or auto-inspected for defects. The dies are packed within a tray into an aluminum bag after completion of the inspection process.

Bumping

We also offer bumping services to our customers.

Gold bumping technology, which can be used in TCP, COF and COG technologies, is a necessary interconnection technology for LCD and other flat-panel display driver semiconductors. Most gold bumping services are performed on eight or twelve-inches wafers. Gold bumping technology provides the best solution for fine-pitch chips and is able to meet the highly efficient production requirement for LCD and other flat-panel display driver semiconductors or other chips that require thin packaging profiles. In addition to the gold bumping, we also offer the WLCSP, Cu RDL and Cu pillar service which can be applied for FC CSP and/or QFN package. The product scope includes but is not limited to flash, power devices and MEMS .

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

Customer feedback on the test results enables us to adjust the conversion test programs prior to actual testing. We also typically assist our customers in collecting and analyzing the test results and recommends engineering solutions to improve their design and production process.

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

The number of our customers as of March 31, in each of 2013, 2014 and 2015, respectively, was 90, 83 and 85. Our top 15 customers in terms of revenue in 2014 were (in alphabetical order):

Asahi Kasei Microdevices Corporation

Elite Semiconductor Memory Technology Inc.

Etron Technology, Inc.

Himax Technologies, Inc.

ILI TECHNOLOGY CORP.

Integrated Circuit Solution Inc.

Macronix International Co., Ltd.

Micron Technology, Inc., or Micron

Novatek Microelectronics Corp., or Novatek

Orise Technology Co., Ltd.

Raydium Semiconductor Corporation

Samsung Electronics Co., Ltd.

Spansion LLC

Winbond Electronics Corporation, or Winbond

Zentel Electronics Corp.

In 2013, our largest customer was Novatek, our second-largest customer was Micron and our third-largest customer was Winbond accounting for approximately 20%, 15% and 8% of our revenue, respectively. In 2014, our largest customer was Novatek, our second-largest customer was Micron and our third-largest customer was Winbond accounting for approximately 20%, 16% and 10% of our revenue, respectively.

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

On January 25, 2010, ChipMOS Taiwan entered into a definitive Transfer of Claim Agreement to sell to Citigroup the general unsecured claim reflected in the proof of claim against Spansion Inc., Spansion Technology LLC, Spansion LLC, Spansion International Inc. and Cerium Laboratories LLC (collectively, “Spansion”) filed by ChipMOS Taiwan in U.S. Bankruptcy Court. The claim that is the subject of the Transfer of Claim Agreement includes accounts receivable for testing and assembly services provided to Spansion in the amount of approximately US$66 million to US$70 million (the “Undisputed Claim”). ChipMOS Taiwan received the purchase price for the Undisputed Claim of NT$1,118 million in February 2010 from Citigroup. The Transfer of Claim Agreement also includes the sale of breach of contract and liquidated damages rights against Spansion in the amount of approximately US$234 million (the “Damages Claim”). The purchase price for the Damages Claim was determined based on a purchase rate of 50.2% multiplied by the portion of the Damages Claim that was allowed by a final adjudication of the U.S. Bankruptcy Court and to the extent that the Court allows this claim. In furtherance of the Transfer of Claim Agreement, the Company also has entered into an agreement to subscribe for, purchase and transfer to Citigroup rights offering shares to be issued by Spansion according to the Second Amended Joint Plan of Reorganization filed in U.S. Bankruptcy Court. This agreement provided that Citigroup will pay to the Company the amount calculated based on the purchase price of the rights offering shares. On October 4, 2010, ChipMOS Taiwan entered into a settlement agreement with Spansion LLC for the general unsecured claim on breach of contract and liquidated damages rights reflected in the proof of claim, Claim No. 5, against Spansion Inc., Spansion Technology LLC, Spansion LLC, Spansion International Inc. and Cerium Laboratories LLC filed by ChipMOS Taiwan in the U.S. Bankruptcy Court. In October 2010, the Company has received payment of NT$2,118 million for the Transfer of Claim Agreement with Citigroup.

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

	Year ended December 31,
	2013	2014
Taiwan	72%	72%
Singapore	15	16
United States	4	3
Japan	3	3
Korea	3	4
Hong Kong SAR	1	1
Others	2	1

Total	100%	100%

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

Sales and Marketing

We maintain sales and marketing offices in Taiwan, Mainland China and the United States. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan, Japan, Korea and the United States, logic/mixed-signal semiconductors in Taiwan, Japan and the United States, LCD and other flat-panel display driver semiconductors in Japan, Taiwan, Hong Kong and Mainland China. As of March 31, 2015, our sales and marketing efforts were primarily carried out by teams of sales professionals, application engineers and technicians, totaling 39 staff members. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

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

We have appointed a non-exclusive sales agent for promoting our services for memory semiconductors in the United States, Japan and Korea. Our sales agent helps us promote and market our services, maintain relations with our existing and potential customers and communicate with our customers on quality, specific requirements and delivery issues. We generally pay our sales agent a commission of 1.0% to 3.5% of our revenue from services for memory semiconductors in the United States, Japan and Korea. In 2013 and 2014, we paid approximately NT$9 million and NT$22 million (US$696 thousand), respectively, in commissions to our sales agent

Research and Development

To maintain our competitive edge for continued business growth, we continue our focus of our investment in new technology research and development. In 2013 and 2014, we spent approximately NT$564 million, or 3% and NT$679 million (US$21 million), or 3%, respectively, of our revenue on research and development. We intend to sustain these efforts.

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

As of March 31, 2015, we employed 390 employees in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

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

As of March 31, 2015, we employed 412 personnel for our quality control activities. Our quality control staff typically includes engineers, technicians and other employees who monitor testing and assembly processes in order to ensure high quality. We employ quality control procedures in the following critical areas:

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

As a result of our ongoing focus on quality, in 2014, we achieved monthly assembly yields of an average of 99.96% for our memory and logic/mixed-signal assembly packages, 99.97% for our COF packages, 99.95% for our COG packages and 99.91% for our bumping products. The assembly yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped back to customers divided by the number of individual integrated circuits that are attached to leadframes or organic substrate.

Raw Materials

Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our memory and logic/mixed-signal semiconductor assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the LCD and other flat-panel display driver semiconductor testing and assembly process include carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 23% and 21% of our revenue in 2013 and 2014, respectively.

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

Competition

The independent testing and assembly markets are very competitive. Our competitors include large IDMs with in-house testing and assembly capabilities and other independent semiconductor testing and assembly companies, especially those offering vertically integrated testing and assembly services, such as Advanced Semiconductor Engineering Inc., Amkor Technology, Inc., Chipbond Technology Corporation, King Yuan Electronics Co., Ltd., Powertech Technology, Siliconware Precision, STATS ChipPAC Ltd. and United Test and Assembly Center Ltd. We believe that the principal measures of competitiveness in the independent semiconductor testing industry are:

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

Intellectual Property

As of March 31, 2015, we held 425 patents in Taiwan, 161 patents in the United States, 230 patents in the People’s Republic of China and 1 patent in the United Kingdom, France, Germany, Japan, and the Republic of Korea respectively, relating to various semiconductor testing and assembly technologies. These patents will expire at various dates through to 2034. As of March 31, 2015, we also had a total of 27 pending patent applications in the United States, 53 in Taiwan, 68 in the People’s Republic of China, 3 in Europe, 1 in Japan, and 2 in the Republic of Korea. In addition, we have registered “ChipMOS” and its logo and “InPack” as trademarks in Taiwan, and “ChipMOS” and its logo as trademarks in the United States, the People’s Republic of China, Singapore, Hong Kong, Korea, Japan and the European Community.

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

Government Regulations

As discussed above under “—Intellectual Property”, governmental regulation of our intellectual property may materially affect our business. The failure to protect our property rights would deprive us of our ability to stay competitive in the semiconductor industry. Our intellectual property rights are protected by the relevant patent and intellectual property agencies of the European Community, United States, the People’s Republic of China, Singapore, Hong Kong, Korea, Japan and Taiwan.

Environmental Matters

Semiconductor testing does not generate significant pollutants. The semiconductor assembly process generates stationary acid, alkali and VOC pollutions, principally at the plating stages. Liquid waste is produced when silicon wafers are ground thinner and diced into chips with the aid of diamond saws and cleaned with running water. The bumping process also generates stationary acid, alkali, liquid waste and VOC pollutions. In addition, excess materials, either on lead-frames or molding process, are removed from assembled semiconductors in the trimming and de-junking processes, respectively. We have installed various types of wastewater and air pollutants treatment equipments at our assembly and bumping facilities. Since 2001, we have adopted certain environmentally-friendly production management systems, and have implemented certain measures intended to bring our assembly process in compliance with the Restriction of Hazardous Substances Directive 2002/95/EC issued by the European Union and our customers. We believe that we have adopted adequate and effective environmental protection measures that are consistent with semiconductor industry practices in Taiwan and Mainland China. In addition, we believe we are in compliance in all material respects with current environmental laws and regulations applicable to our operations and facilities.

All of our facilities in Taiwan and Mainland China have been certified as meeting the ISO 14001 environmental standards of the International Organization for Standardization, and all of our facilities in Taiwan have been certified as meeting the OHSAS18001 standards of the International Organization for Standardization. Our facilities at Hsinchu Science Park, Chupei and Southern Taiwan Science Park have won numerous awards including Green Factory Label, ISO50001, ISO14064, ISO14067 and WFN (Water Footprint) in 2014, Smart Green Building Label in 2013, health promotion awards granted by Department of Health of ROC since 2012, “Safety & Health Performance Certification Unit” from Council of the Labor Affairs of ROC in 2009 and 2010. Our bumping facility has won “Civil Defense Excellent Award” from Hsin-chu City in 2009, 2010, 2011 and 2012. We continue to encourage our employees to attend and participate in community environmental campaigns and events to promote and build better environmental friendly practices.

We will continue to implement programs, measures and related training to reduce industrial waste, save energy and control pollution. In 2001, ChipMOS Taiwan completed a lead-free process control program, which offers a lead-free method in a semiconductor package, lead-free plating, lead-free solder ball and lead-free reliability method and specification. In 2005, ChipMOS Shanghai completed a similar lead-free process control program. In 2003 and 2008, ChipMOS Taiwan and ChipMOS Shanghai obtained Green Partner certification from Sony Corporation of Japan, respectively. The Green Partner program requires external suppliers to meet SONY’s Green Partner requirements. In 2009, we obtained SGS recognition and received the “Greenhouse Gas Verification Statement”. In 2013 and 2014, we further obtained many SGS recognition and received the “Carbon footprint Verification Statement”. The SGS recognitions affirm our eligibility under the Green Partner program and more importantly our commitments towards becoming a green, environmental friendly entity. Standardizing on green, “environmentally friendly” products, production facilities and management systems, which has become an industry trend, and to many companies, is a key criteria in selection of their service providers.

Insurance

We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damages due to all risks, including but not limited to, fire, lightning and earthquakes. The maximum coverage of property insurance for ChipMOS Taiwan and ThaiLin is approximately NT$56,627 million and NT$7,173 million, respectively. ChipMOS Shanghai also maintains property insurance policies for a maximum coverage of approximately RMB919 million.

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

Facilities

We provide testing services through our four facilities in Taiwan and one facility in Shanghai, with one facility at each of the following locations: Chupei, the Hsinchu Industrial Park, the Hsinchu Science Park, the Southern Taiwan Science Park and the Shanghai Qingpu Industrial Zone. We provide assembly services through our facility at the Southern Taiwan Science Park and our facility at the Shanghai Qingpu Industrial Zone. We own the land for our Hsinchu Industrial Park testing facility and Chupei facility and possess the land use right to the land on which our Shanghai Qingpu Industrial Zone facility is located until 2052, and, we lease two parcels of land for our Hsinchu Science Park testing facility with lease expiration in year 2027 and 2034, respectively, and two parcels of land for our Southern Taiwan Science Park facility with lease expiration in year 2024 and 2032.

The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of March 31, 2015.

Location of Facility	Primary Use	Floor Area (m2)	Principal Equipment
Chupei, Hsinchu	Testing/Gold Bumping	38,122	8 steppers 19 sputters 296 testers

Hsinchu Industrial Park, Taiwan	Testing	27,123	96 testers 34 burn-in ovens

Hsinchu Science Park, Taiwan	Testing	31,168	157 testers 92 burn-in ovens

Southern Taiwan Science Park, Taiwan	Assembly/Testing	146,180	833 wire bonders 131 inner-lead bonders 389 testers

Shanghai Qingpu Industrial Zone, Mainland China	Assembly/Testing	66,817	25 testers 272 wire bonders 23 burn-in ovens

Equipment

Testing of Memory and Logic/Mixed-Signal Semiconductors

Testing equipment is the most capital-intensive component of the memory and logic/mixed-signal semiconductors testing business. Upon the acquisition of new testing equipment, we install, configure, calibrate and perform burn-in diagnostic tests on the equipment. We also establish parameters for the testing equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of March 31, 2015, we operated 549 testers for testing memory and logic/mixed-signal semiconductors. We generally seek to purchase testers with similar functionality that are able to test a variety of different semiconductors. We purchase testers from international manufacturer, Advantest Corporation.

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

Assembly of Memory and Logic/Mixed-Signal Semiconductors

The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. and Kulicke & Soffa Industries Inc. As of March 31, 2015, we operated 1,105 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.

Gold Bumping, Testing and Assembly of LCD and Other Flat-Panel Display Driver Semiconductors

We acquired TCP-related equipment from Sharp to begin our TCP-related services. We subsequently purchased additional TCP-related testers from Yokogawa Electric Corp. and Advantest Corporation and assembly equipment from Shibaura Mechatronics Corp., Shinkawa Co., Ltd., Athlete FA Corp., Daitron Electron Corp. and GMM Corp. As of March 31, 2015, we operated 8 steppers and 19 sputters for gold bumping, 131 inner-lead bonders for assembly and 389 testers for LCD and other flat-panel display driver semiconductors. We are currently in the process of purchasing additional testing equipment. The testing equipment can be used for the TCP, COF and COG processes, while the inner-lead bonders are only used in the TCP and COF processes. The same types of wafer grinding, auto wafer mount and die saw equipment is used for the TCP, COF and COG processes. In addition, auto inspection machines and manual work are used in the COG process, which is more labor-intensive than the TCP and COF processes.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report on Form 20-F.

Overview

We provide a broad range of back-end testing services, including wafer probing and final testing of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe-based and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. In addition, we provide gold bumping, testing and assembly services for LCD and other flat-panel display driver semiconductors by employing TCP, COF and COG technologies. In 2014, our consolidated revenue was NT$22,005 million (US$696 million) and our profit for the year attributable to equity holders of the Company was NT$1,663 million (US$53 million).

We are a holding company, incorporated in Bermuda on August 1, 2000. We provide most of our services through our majority-owned subsidiary, ChipMOS Taiwan, and its subsidiaries and investees. ChipMOS Taiwan was incorporated in Taiwan in July 1997 as a joint venture company of Mosel and Siliconware Precision and with the participation of other investors. Following the completion of the share exchange transaction between ChipMOS Bermuda and ChipMOS Taiwan on September 14, 2007, ChipMOS Taiwan became a wholly-owned subsidiary of ChipMOS Bermuda. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The share purchase transaction was completed in January 2011. As part of ChipMOS Taiwan’s listing plan on the TWSE, on April 16, 2013, we completed the sale of 6.5 million outstanding ChipMOS Taiwan shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TWSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan. Also, from September 2, 2013 to October 3, 2013, we completed another sale of 180 million outstanding ChipMOS Taiwan shares or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$20.0 per share to investors. On April 9, 2014, ChipMOS Bermuda sold approximately 1.3 million ChipMOS Taiwan shares as “green shoe” option to market investors. ChipMOS Taiwan became listed and commenced trading on the main board of TWSE on April 11, 2014. As of March 31, 2015 we own approximately 522 million or 60.4% of ChipMOS Taiwan shares without any “green shoe” option outstanding. See “Item 3. Key Information—Risk Factors—Risk Relating to Our Corporate Structure—ChipMOS Taiwan’s ability to maintain its listing and trading status on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the main board of Taiwan Stock Exchange or satisfy other eligibility requirements that may be required of it in the future” for additional information. In Taiwan, we conduct testing operations in our facilities at the Hsinchu Science Park and the Hsinchu Industrial Park, gold bumping and wafer testing in our facility at Chupei, and testing and assembly operations in our facility at the Southern Taiwan Science Park. We also conduct operations in Mainland China through ChipMOS Shanghai, a wholly-owned subsidiary of Modern Mind. ChipMOS Shanghai operates a testing and assembly facility at the Qingpu Industrial Zone in Shanghai. In April 2011, ChipMOS Bermuda entered into the MMT Assignment Agreement with ThaiLin to sell the MMT Notes to ThaiLin for a purchase price of approximately US$40 million. The MMT Assignment Agreement transaction was completed on October 3, 2011 and Modern Mind then became the wholly-owned subsidiary of ThaiLin. See “Item 4. Information on the Company—Our Structure and History” for more details. Through our subsidiaries, we also have equity interests in other companies that are engaged in the semiconductor industry.

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

Highly Cyclical Nature of the Semiconductor Industry. The worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn beginning in the fourth quarter of 2000 that was followed by a recovery in early 2003. The significant decrease in market demand for semiconductors that began in 2000 adversely affected our results of operations for 2001 and 2002. Beginning in the fourth quarter of 2008, the semiconductor industry commenced another significant downturn which continued in 2009 and in 2010. Market demand for semiconductors significantly decreased across our industry during these periods, which adversely affected average selling prices for our services and our results of operations for 2008, 2009 and 2010. The impact on our results of operations of the decrease in market demand during these periods was partly offset by increases in our 2009 and 2010 revenue from assembly services for logic/mixed-signal semiconductors due to higher customer demand for these services in 2009 and 2010. The overall outsourced assembly and testing services for memory and logic/mixed-signal semiconductors increased gradually each year since 2010, continuing in 2013 and 2014. During periods of decreased demand for assembled semiconductors, some of our customers may forego, delay or simplify final testing of certain types of semiconductors, such as DRAM, which may further decrease demand and average selling prices for our services and intensify our difficulties related to realizing pricing levels, capacity utilization rates and gross margin during these periods.

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

Recent Acquisitions

As part of ChipMOS Taiwan’s listing plan on the TWSE, on April 16, 2013, we completed the sale of 6.5 million outstanding ChipMOS Taiwan shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TWSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan. Also, from September 2, 2013 to October 3, 2013, we completed another sale of 180 million outstanding ChipMOS Taiwan shares or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$20.00 per share to investors. On April 9, 2014, ChipMOS Bermuda sold approximately 1.3 million ChipMOS Taiwan shares as “green shoe” option to market investors. ChipMOS Taiwan became listed and commenced trading on the main Board of TWSE on April 11, 2014. As of March 31, 2015, we owned approximately 522 million ChipMOS Taiwan shares representing 60.4% of ChipMOS Taiwan’s outstanding shares without any “green shoe” option outstanding. See “Item 4. Information on the Company—Our Structure and History” for description of our earlier merger events.

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

	Year ended December 31,
	2013	2014	2014
	NT$	NT$	US$
	(in millions)
Testing
Memory	$3,979.6	$4,481.9	$141.8
Logic/mixed-signal	616.5	637.6	20.2
Total testing	4,596.1	5,119.5	162.0
Assembly
Memory	5,635.0	7,053.6	223.2
Logic/mixed-signal	638.7	616.4	19.5
Total assembly	6,273.7	7,670.0	242.7
LCD and other flat-panel display driver semiconductor testing and assembly	4,781.2	5,171.3	163.7
Bumping	3,710.9	4,044.3	128.0

Total	$19,361.9	$22,005.1	$696.4

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

We experienced collection problems for our services of receivables from ProMOS and Spansion in 2008 and 2009, respectively. See “Item 4. Information on the Company — Customers” for more information.

We have not experienced other significant collection problems for our services.

Related Party Revenues

In 2013 and 2014, no revenue was derived from related parties. While we believe that our transactions with related parties were entered into on an arm’s length basis, we extended them favorable payment terms, as discussed in the preceding paragraph. See “Item 7. Major Shareholders and Related Party Transactions” for more information concerning our related party transactions.

Geography and Currency

The majority of our revenue is generated from customers headquartered in Taiwan, which represented 72% and 72% of our revenue in 2013 and 2014, respectively. We also generate revenue from customers in the United States, Singapore, Korea, Japan and other countries. Our service fees and revenue are generally denominated in the currency of the jurisdiction in which our facilities are located, for example NT dollars for our Taiwan operations and RMB for our Mainland China operations. As we generate most of our revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 30 to our consolidated financial statements contained in this Annual Report on Form 20-F and “Item 11. Quantitative and Qualitative Disclosure about Market Risk — Market Risks — Foreign Currency Exchange Rate Risks” for certain information on our exchange rate risks.

Cost of Revenue and Gross Profit

Our cost of revenue consists primarily of the following: depreciation and amortization expenses, raw material costs, and labor and overhead expenses, which primarily include expendable equipments, sub-contracting fees and rental expenses. Our operations, in particular our testing, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of testing and assembly equipment and facilities, including our investment in our Mainland China operations. As of March 31, 2015, we had 963 testers, 149 burn-in ovens, 1,105 wire bonders, 131 inner-lead bonders, 8 steppers and 19 sputters. We use inner-lead bonders for the assembly of LCD and other flat-panel display driver semiconductors using TCP or COF technology, and wire bonders for TSOP, BGA, and some other package assembly technologies.

Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. Our average capacity utilization rate for testing of memory and logic/mixed-signal semiconductors was 65% in 2013 and 74% in 2014. Our average capacity utilization rate for assembly of memory and logic/mixed-signal semiconductors was 80% in 2013 and 78% in 2014. Our average capacity utilization rate for LCD and other flat-panel display driver semiconductor testing and assembly was 81% in 2013 and 80% in 2014. In addition, our average capacity utilization rate for bumping was 87% in 2013 and 85% in 2014.

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

The following table sets forth, for the periods indicated, our gross profit and our gross profit margin as a percentage of revenue.

	Year ended December 31,
	2013	2014	2014
	NT$	NT$	US$
	(in millions)
Gross profit:
Testing
Memory	$654.0	$1,502.6	$47.5
Logic/mixed-signal	222.0	194.9	6.2
Total testing	876.0	1,697.5	53.7
Assembly
Memory	503.5	1,173.1	37.2
Logic/mixed-signal	171.8	297.5	9.4
Total assembly	675.3	1,470.6	46.6
LCD and other flat-panel display driver semiconductor testing and assembly	1,358.6	1,298.7	41.1
Bumping	529.6	756.1	23.9

Total	$3,439.5	$5,222.9	$165.3

Gross profit margin:
Testing
Memory	16.4%	33.5%	33.5%
Logic/mixed-signal	36.0	30.6	30.6
Total testing	19.1	33.2	33.2
Assembly
Memory	8.9	16.6	16.6
Logic/mixed-signal	26.9	48.3	48.3
Total assembly	10.8	19.2	19.2
LCD and other flat-panel display driver semiconductor testing and assembly	28.4	25.1	25.1
Bumping	14.3	18.7	18.7
Overall	17.8%	23.7%	23.7%

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

Other Non-Operating Income (Expenses), Net

Our other non-operating income principally consists of interest income, foreign exchange gains and gain on disposal of financial assets at fair value through profit or loss.

Our other non-operating expenses principally consist of impairment of available-for-sale investments and foreign exchange losses.

Non-controlling Interests

Non-controlling interests represent the portion of our income that is attributable to the shareholding in our consolidated subsidiaries that we do not own. See “Item 4. Information on the Company—Our Structure and History” for information concerning our consolidated subsidiaries. On April 16, 2013, we sold 6.5 million shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters, Yuanta Securities Company Limited and Capital Securities Corp., and to certain others, including non-US employees of ChipMOS Taiwan. From September 2, 2013 to October 3, 2013, we sold 180 million shares or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$20.0 per shares to investors. On April 9, 2014, ChipMOS Bermuda sold approximately 1.3 million ChipMOS Taiwan shares as “green shoe” option to market investors. After the completion of the aforesaid sales the Company held approximately 522 million ChipMOS Taiwan shares, representing 60.4% of the total number of ChipMOS Taiwan’s outstanding shares without any “green shoe” option outstanding. In 2014, our non-controlling interests were attributable to the non-controlling interests owned by Siliconware Precision and the public shareholders’ interests in ChipMOS Taiwan and the public shareholders’ interests in ThaiLin and ChipMOS Shanghai. As of December 31, 2014 and March 31, 2015, we owned approximately 522 million ChipMOS Taiwan shares, representing 60.4% of ChipMOS Taiwan’s outstanding shares.

Profit for the Year Attributable to Equity Holders of the Company

Our profit for the year attributable to equity holders of the Company were NT$1,335 million and NT$1,663 million (US$53 million) in 2013 and 2014, respectively. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things. For additional information on factors that will affect our future performance, see “Item 3. Key Information—Risk Factors”.

Results of Operations

The following table presents selected operating data as a percentage of revenue for the periods indicated:

	Year ended December 31,
	2013	2014
IFRSs:
Revenue	100.0%	100.0%
Cost of revenue	(82.2)	(76.3)

Gross profit	17.8	23.7
Other operating income	2.2	0.8
Research and development expenses	(2.9)	(3.1)
Sales and marketing expenses	(0.6)	(0.5)
Administrative and general expenses	(3.6)	(3.4)
Other operating expenses	(0.5)	(0.6)

Operating profit	12.4	16.9
Finance costs	(0.9)	(0.6)
Other non-operating income (expense), net	1.5	1.8

Profit before tax	13.0	18.1
Income tax	(4.3)	(4.7)

Profit for the year	8.7%	13.4%

Attributable to:
Equity holders of the Company	6.9%	7.6%
Non-controlling interests	1.8%	5.8%

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue. Our revenue increased by NT$2,643 million, or 14%, to NT$22,005 million (US$696 million) in 2014 from NT$19,362 million in 2013.

Revenue from testing services for memory and logic/mixed-signal semiconductors increased by NT$524 million, or 11%, to NT$5,120 million (US$162 million) in 2014 from NT$4,596 million in 2013. Revenue from testing services for memory semiconductors increased by NT$502 million, or 13%, to NT$4,482 million (US$142 million) in 2014 from NT$3,980 million in 2013, principally due to the increased capacity utilization rate and higher customer demand. Revenue for testing services for logic/mixed-signal semiconductors increased by NT$22 million, or 3%, to NT$638 million (US$20 million) in 2014 from NT$616 million in 2013, principally due to the increased capacity utilization rate and higher customer demand.

Revenue from assembly services for memory and logic/mixed-signal semiconductors increased by NT$1,396 million, or 22%, to NT$7,670 million (US$242 million) in 2014 from NT$6,274 million in 2013. Revenue from assembly services for memory semiconductors increased by NT$1,419 million, or 25%, to NT$7,054 million (US$223 million) in 2014 from NT$5,635 million in 2013, primarily as a result of increased customer demand. Revenue from assembly services for logic/mixed-signal semiconductors decreased by NT$23 million, or 3%, to NT$616 million (US$19 million) in 2014 from NT$639 million in 2013, principally due to a decreased average selling price.

Revenue from LCD and other flat-panel display driver semiconductor testing and assembly services increased by NT$390 million, or 8%, to NT$5,171 million (US$164 million) in 2014 from NT$4,781 million in 2013. This increase was principally as a result of an increase in customer demand for LCD and other flat-panel display products in 2014.

Revenue from bumping services increased by NT$333 million, or 9%, to NT$4,044 million (US$128 million) in 2014 from NT$3,711 million in 2013. This increase was principally as a result of an increase in customer demand for bumping services in 2014.

See “— Cost of Revenue and Gross Profit” for more information concerning our testing and assembly capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rate.

Cost of Revenue and Gross Profit. Cost of revenue increased by NT$860 million, or 5%, to NT$16,782 million (US$531 million) in 2014 from NT$15,922 million in 2013, primarily due to the increase of direct material expenses, direct labor expenses, utilities expenses, expendable equipment expenses and maintenance and repair expenses of NT$184 million (US$6 million), NT$194 million (US$6 million), NT$167 million (US$5 million), NT$125 million (US$4 million) and NT$124 million (US$4 million) respectively.

Our gross profit increased to NT$5,223 million (US$165 million) in 2014 from NT$3,440 million in 2013. Our gross margin was 23.7% in 2014, compared to 17.8% in 2013.

Our gross profit margin for testing services for memory and logic/mixed-signal semiconductors increased to 33.2% in 2014 from 19.1% in 2013, primarily due to the increased sales of higher margin logic/mixed-signal semiconductors testing services.

Our gross profit margin for assembly services for memory and logic/mixed-signal semiconductors increased to 19.2% in 2014 from 10.8% in 2013, primarily due to the increased sales of higher margin logic/mixed-signal semiconductors assembly services.

Our gross profit margin for LCD and other flat-panel display driver semiconductor testing and assembly services decreased to 25.1% in 2014 from 28.4% in 2013, primarily due to the change in product mix.

Our gross profit margin for bumping services increased to 18.7% in 2014 from 14.3% in 2013, primarily due to the increased sales of higher margin bumping services.

See “— Cost of Revenue and Gross Profit” for more information concerning our testing and assembly capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rates.

Other Operating Income. Other operating income decreased by NT$260 million, or 59%, to NT$182 million (US$6 million) in 2014 from NT$442 million in 2013, primarily due to the decrease of reversal of accrued royalty fees of NT$140 million (US$4 million), gain on disposal of property, plant and equipment of NT$79 million (US$3 million) and reversal of allowance for impairment of receivables of NT$65 million (US$2 million).

Research and Development Expenses. Research and development expenses increased by NT$115 million, or 20%, to NT$679 million (US$21 million) in 2014 from NT$564 million in 2013, primarily due to the increase of employee benefit costs.

Sales and Marketing Expenses. Sales and marketing expenses decreased by NT$6 million, or 5%, to NT$102 million (US$3 million) in 2014 from NT$108 million in 2013, primarily due to the decrease of freight-out expense.

Administrative and General Expenses. Administrative and general expenses increased by NT$57 million, or 8%, to NT$756 million (US$24 million) in 2014 from NT$699 million in 2013, primarily due to the increase of employee benefit costs.

Other Operating Expenses. Other operating expenses increased by NT$44 million, or 43%, to NT$145 million (US$5 million) in 2014 from NT$101 million in 2013, primarily due to the increase of accrued compensation of NT$79 million (US$3 million) and partially offset by the decrease of accrued royalty of NT$40 million (US$1 million).

Finance Costs. Finance costs decreased by NT$42 million, or 23%, to finance costs of NT$141 million (US$4 million) in 2014 from NT$183 million in 2013. This change was primarily due to the decrease of interest on bank loans by NT$48 million (US$2 million).

Other Non-Operating Income (Expenses), Net. Other non-operating income (expenses), net, changed by NT$102 million, or 35%, to other non-operating income, net, of NT$391 million (US$12 million) in 2014 from other non-operating income, net, of NT$289 million in 2013. This change was primarily due to the increase of foreign exchange gains by NT$73 million (US$2 million) and interest income by NT$22 million (US$1 million).

Profit before Tax. As a result of the foregoing, profit before tax increased by 58% to NT$3,975 million (US$126 million) in 2014 from NT$2,516 million in 2013.

Income Tax. We had an income tax expense of NT$1,036 million (US$33 million) in 2014 compared to income tax expense of NT$827 million for 2013, primarily due to the increase of profit before tax.

Profit for the Year Attributable to Non-controlling Interests. The profits of Modern Mind, ChipMOS Shanghai, ChipMOS Taiwan and ThaiLin attributable to non-controlling interests amounted to NT$1,275 million (US$40 million) in 2014, compared to NT$354 million in 2013.

Profit for the Year Attributable to Equity Holders of the Company. As a result of the foregoing, the profit for the year attributable to the Company was NT$1,663 million (US$53 million) in 2014, compared to NT$1,335 million in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenue. Our revenue increased by NT$141 million, or 1%, to NT$19,362 million in 2013 from NT$19,221 million in 2012.

Revenue from testing services for memory and logic/mixed-signal semiconductors decreased by NT$967 million, or 17%, to NT$4,596 million in 2013 from NT$5,563 million in 2012. Revenue from testing services for memory semiconductors decreased by NT$1,075 million, or 21%, to NT$3,980 million in 2013 from NT$5,055 million in 2012, principally due to the decreased capacity utilization rate and average selling price for DRAM products. Revenue for testing services for logic/mixed-signal semiconductors increased by NT$108 million, or 21%, to NT$616 million in 2013 from NT$508 million in 2012, principally due to the higher customer demand.

Revenue from assembly services for memory and logic/mixed-signal semiconductors decreased by NT$107 million, or 2%, to NT$6,274 million in 2013 from NT$6,381 million in 2012. Revenue from assembly services for memory semiconductors increased by NT$111 million, or 2%, to NT$5,635 million in 2013 from NT$5,524 million in 2012, primarily as a result of increased customer demand and capacity utilization rate. Revenue from assembly services for logic/mixed-signal semiconductors decreased by NT$218 million, or 25%, to NT$639 million in 2013 from NT$857 million in 2012, principally due to a decreased average selling price.

Revenue from LCD and other flat-panel display driver semiconductor testing and assembly services increased by NT$425 million, or 10%, to NT$4,781 million in 2013 from NT$4,356 million in 2012. This increase was principally as a result of an increase in customer demand and capacity utilization rate for LCD and other flat-panel display products in 2013.

Revenue from bumping services increased by NT$790 million, or 27%, to NT$3,711 million in 2013 from NT$2,921 million in 2012. This increase was principally as a result of an increase in customer demand, average selling price and the increased capacity utilization rate for bumping services in 2013.

See “— Cost of Revenue and Gross Profit” for more information concerning our testing and assembly capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rate.

Cost of Revenue and Gross Profit. Cost of revenue decreased by NT$846 million, or 5%, to NT$15,922 million in 2013 from NT$16,768 million in 2012, primarily due to the decrease of depreciation expenses of NT$1,333 million and partially offset by the increases in employee benefit costs, inventory valuation allowance and operating leases of NT$273 million, NT$92 million and NT$115 million, respectively.

Our gross profit increased to NT$3,440 million in 2013 from NT$2,453 million in 2012. Our gross margin was 17.8% in 2013, compared to 12.8% in 2012.

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

Other Operating Income. Other operating income increased by NT$314 million, or 245%, to NT$442 million in 2013 from NT$128 million in 2012, primarily due to the increase of gain on disposal of property, plant and equipment of NT$98 million, reversal of allowance for impairment of receivables of NT$62 million and reversal of accrued royalty fees of NT$140 million.

Research and Development Expenses. Research and development expenses increased by NT$59 million, or 12%, to NT$564 million in 2013 from NT$505 million in 2012, primarily due to the increase of employee benefit costs.

Sales and Marketing Expenses. Sales and marketing expenses increased by NT$28 million, or 35%, to NT$108 million in 2013 from NT$80 million in 2012, primarily due to the increase of employee benefit costs, freight-out expense, commissions expense and allowance for impairment of accounts and notes receivable.

Administrative and General Expenses. Administrative and general expenses increased by NT$62 million, or 10%, to NT$699 million in 2013 from NT$637 million in 2012, primarily due to the increase of employee benefit costs, depreciation expense and professional service fees.

Other Operating Expenses. Other operating expenses increased by NT$52 million, or 106%, to NT$101 million in 2013 from NT$49 million in 2012, primarily due to the increase of accrued compensation of NT$42 million and accrued royalty of NT$40 million and partially offset by the decrease of loss on disposal of property, plant and equipment of NT$37 million.

Finance Costs. Finance costs decreased by NT$46 million, or 20%, to finance costs of NT$183 million in 2013 from NT$229 million in 2012. This change was primarily due to the decrease of interest on bank loans by NT$47 million.

Other Non-Operating Income (Expenses), Net. Other non-operating expenses, net, changed by NT$522 million, or 224%, to other non-operating income, net, of NT$289 million in 2013 from other non-operating expenses, net, of NT$233 million in 2012. This change was primarily due to the decrease of foreign exchange loss by NT$482 million.

Profit before Tax. As a result of the foregoing, profit before tax increased by 197% to NT$2,516 million in 2013 from NT$848 million in 2012.

Income Tax. We had an income tax expense of NT$827 million in 2013 compared to income tax expense of NT$178 million for 2012, primarily due to the increase of profit before tax.

Profit for the Year Attributable to Non-controlling Interests. The profits less losses of Modern Mind and ChipMOS Shanghai and of ChipMOS Taiwan and ThaiLin attributable to non-controlling interests amounted to NT$354 million in 2013, compared to NT$40 million in 2012.

Profit for the Year Attributable to Equity Holders of the Company. As a result of the foregoing, the profit for the year attributable to the Company was NT$1,335 million in 2013, compared to NT$630 million in 2012.

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

Impairment of receivables

Receivables are assessed for indicators of impairment at the end of each reporting period, and are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the receivables, the estimated future cash flows of the receivables have been impacted. For the customer that we have reason to believe may have an inability to meet its financial obligations, we conduct an individual examination based on the available facts and circumstances to record a specific reserve. For the customers other than this, a general reserve is established based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change, the estimate of the recoverability of amounts due to us could be reduced by a material amount. As of December 31, 2014, we provided NT$7 million (US$231 thousand) for the first type of reserve and NT$10 thousand (US$315) for the second type of reserve. See “Item 4. Information on the Company—Customers”.

The allowance we set aside for doubtful receivables was NT$7 million as of December 31, 2013 and NT$7 million (US$231 thousand) as of December 31, 2014. The allowances as of December 31, 2013 and 2014 represented 0.2% and 0.1%, respectively, of our accounts receivable as of those dates. The allowance and reversal in 2013 and 2014 reflected an enlargement and reduction of NT$7 million and NT$161 thousand (US$5 thousand), respectively, in accounts receivable that decreased and increased the sales and marketing expenses. If we were to change our estimate of the allowance for doubtful receivables either upward or downward 10%, our operating profit would be affected by NT$3 thousand (US$105) for 2014.

An increase in our allowance for doubtful receivables would increase our sales and marketing expenses, and decrease our current assets.

Depreciation of property, plant and equipment

Property, plant and equipment are depreciated on a straight-line basis over their estimated economic useful lives. The determination of the useful lives involves management’s estimation. The Group assesses annually the useful life of the property, plant and equipment and if the expectation differs from the original estimate, such a difference may impact the depreciation in the year when the estimate is changed and the future period.

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

In 2013 and 2014, the Group has NT$1,218 million and NT$915 million (US$29 million) of tax losses carried forward, respectively. These losses relate to subsidiaries that have a history of losses and may not be used to offset taxable income elsewhere in the Group. The subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, the Group has determined that it cannot recognize deferred tax assets on the tax losses carried forward.

As of December 31, 2013 and 2014, the ending balances for deferred tax assets were NT$195 million and NT$178 million (US$6 million), respectively.

Deferred Tax Liabilities

In the opinion of the directors, the Company controls the dividend policy of its subsidiaries in the ROC and it is probable that the temporary differences arising from the withholding tax on dividends declared in respect of the profits earned by the Company’s subsidiaries in the ROC will not reverse in the foreseeable future.

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

In determining whether any impairment charges were necessary for the property, plant and equipment and other non-current assets for the year ended December 31, 2014, we assumed that the semiconductor industry will continue its growth in the next few years. Based upon our assumption of growth in the semiconductor industry and our other assumptions in our internal budget, for the purpose of determining whether any impairment charges are necessary for the year ended December 31, 2014, nil impairment loss was recognized with respect to property, plant and equipment and other non-current assets.

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

Share-Based Payments

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. This also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payments are disclosed in Note 31 to our consolidated financial statements contained in this Annual Report on Form 20-F. In 2014, the share-based compensation expense amounted to NT$282 million (US$9 million), which was taken into account when determining our profit for the year and shareholders’ equity for the year ended December 31, 2014.

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

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short- and long-term loans and cash flow from operations. As of December 31, 2014, our primary sources of liquidity were cash and cash equivalents of NT$15,265 million (US$483 million), short-term loans of NT$4,247 million (US$134 million) available to us in undrawn facilities, which have expired or will expire from January 2015 to November 2015, and long-term loans of NT$4,000 million (US$127 million) available to us in undrawn facilities, which will expire in July 2019. To meet our liquidity, capital spending and other capital needs, we have taken certain steps discussed below.

In July 2014, ChipMOS Taiwan obtained a syndicated loan facility from banks in Taiwan in the amount of NT$10,000 million (US$316 million) for a term of five years, which was used to refinance the existing syndicated loan in July 2014, and to suffice our working capital. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations” for additional information.

Liquidity

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Year ended December 31,
	2013	2014	2014
	NT$	NT$	US$
	(in millions)
Net cash generated from (used in):
Operating activities	$6,223.2	$5,599.9	$177.2
Investing activities	(3,005.6)	(3,325.4)	(105.2)
Financing activities	1,305.2	(374.9)	(11.9)

Net increase in cash and cash equivalents	$4,522.8	$1,899.6	$60.1

Net Cash Generated from Operating Activities

Net cash generated from operating activities totaled NT$5,600 million (US$177 million) in 2014, compared to NT$6,223 million in 2013. Net cash generated from operating activities was positively impacted by a profit before tax of NT$3,975 million (US$126 million) with depreciation expenses of NT$2,906 million (US$92 million) in 2014 compared to a profit before tax of NT$2,516 million with depreciation expenses of NT$3,292 million in 2013. The decrease in net cash generated from operating activities was primarily due to an increase of short-term deposits of NT$87 million (US$3 million) in 2014 compared to a decrease of short-term deposits of NT$354 million in 2013, an increase of accounts and notes receivable of NT$762 million (US$24 thousand) in 2014 compared to an increase of accounts and notes receivable of NT$2 million in 2013, an increase of inventories of NT$185 million (US$6 million) in 2014 compared to a decrease of NT$168 million in 2013 and an increase of other current assets of NT$569 million (US$18 million) in 2014 compared to an increase of other current assets of NT$1 million in 2013 and partially offset by an increase of other payables of NT$295 million (US$9 million) in 2014 compared to a decrease of NT$128 million in 2013.

Net cash generated from operating activities totaled NT$6,223 million in 2013, compared to NT$4,527 million in 2012. Net cash generated from operating activities was positively impacted by a profit before tax of NT$2,516 million with depreciation expenses of NT$3,292 million in 2013 compared to a profit before tax of NT$848 million with depreciation expenses of NT$4,623 million in 2012. The increase in net cash generated from operating activities was primarily due to a decrease of short-term deposits of NT$354 million in 2013 compared to an increase of short-term deposits of NT$344 million in 2012, an increase of accounts and notes receivable of NT$2 million in 2013 compared to an increase of accounts and notes receivable of NT$327 million in 2012 and an increase of accounts payable of NT$67 million in 2013 compared to a decrease of accounts payable of NT$241 million in 2012.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled NT$3,325 million (US$105 million) in 2014, compared to NT$3,006 million in 2013. The increase in net cash used in investing activities primarily resulted from the decrease in proceeds from sales of property, plant and equipment which was NT$4 million (US$126 thousand) in 2014, compared to NT$151 million in 2013 and the increase in acquisition of available-for-sale financial assets which was NT$209 million (US$7 million) in 2014 compared to nil in 2013.

Net cash used in investing activities totaled NT$3,006 million in 2013, compared to NT$2,600 million in 2012. The increase in net cash used in investing activities primarily resulted from the increase in capital expenditures which was NT$3,251 million in 2013, compared to NT$2,749 million in 2012. The increase in net cash used in investing activities also was partially offset by the increase in proceeds from sales of property, plant and equipment which was NT$151 million in 2013, compared to NT$38 million in 2012.

Net Cash (Used in) Generated from Financing Activities

Net cash used in financing activities totaled NT$375 million (US$12 million) in 2014, compared to net cash generated from financing activities totaled NT$1,305 million in 2013. The decrease in net cash generated from financing activities was primarily the result of the net payments of long-term loans of NT$696 million (US$22 million) in 2014, compared to NT$2,204 million in 2013, net proceeds of short-term loans of NT$982 million (US$31 million) in 2014, compared to NT$420 million in 2013 and the decrease in proceeds from partial disposal of a subsidiary of NT$34 million (US$1 million) in 2014 compared to NT$3,537 million in 2013.

Net cash generated from financing activities totaled NT$1,305 million in 2013, compared to net cash used in financing activities totaled NT$312 million in 2012. The decrease in net cash used in financing activities was primarily the result of the net payments of long-term loans of NT$2,204 million in 2013, compared to NT$201 million in 2012, net proceeds of short-term loans of NT$420 million in 2013, compared to net payments of short-term loans of NT$180 million in 2012 and the increase in proceeds from partial disposal of a subsidiary of NT$3,537 million in 2013.

Capital Resources

Capital expenditures in 2013 were funded by NT$6,223 million in cash flows from operating activities. Capital expenditures in 2014 were funded by NT$5,600 million (US$177 million) in cash flows from operating activities.

Steps taken with respect to generating additional working capital and to saving cash are further discussed under “—Liquidity and Capital Resources”.

Loans

As of December 31, 2014, we had long-term loans of NT$6,068 million (US$192 million) (including current portions of such long-term loans of NT$1,508 million (US$48 million)). As of December 31, 2014, NT$21 million (US$1 million) of our long-term loans were collateralized by equipment, and NT$47 million (US$1 million) were collateralized by land and buildings and prepaid rents-land use right owned by ChipMOS Shanghai. As of December 31, 2014, NT$6,000 million (US$190 million) of our long-term loans were collateralized by land and buildings and equipment owned by ChipMOS Taiwan. Our long-term loans were floating rate loans with a rate between 1.8947% and 3.16545% as of December 31, 2014, repayable quarterly or semi-annually until March 2015 to July 2019.

We had entered into the following syndicated loan and long-term loans facilities:

•

In February 2006, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$3,000 million for a term of six years. This loan facility is secured by ThaiLin’s facilities at Chupei. The last withdraw date was August 2009, and the facility was adjusted to NT$1,500 million. This loan facility was fully repaid in February 2012.

•

On July 14, 2011, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$8,410 million separated into two parts with its respective term of four years and five years. This loan facility is secured by existing land and buildings and equipment owned by ChipMOS Taiwan. This loan facility was fully drawn in 2011 and fully repaid in July 2014.

•

On March 7, 2012, we obtained a bank loan facility from a bank in Shanghai in the amount of US$9 million for a term of three years. This loan facility is secured by existing prepaid rents-land use right, buildings and equipment owned by ChipMOS Shanghai. This loan facility was drawn of US$7 million and expired on March 7, 2014.

•

On May 24, 2013, we obtained a bank loan facility from a bank in Taiwan in the amount of NT$400 million for a term of two years. This loan facility is unsecured credit for ChipMOS Taiwan, drawn amount limited to NT$600 million in total long-term loan and short-term loan drawn. This loan facility has expired in May 2014.

•

On July 2, 2014, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$10,000 million (US$316 million) in a term of five years. This loan facility is secured by existing land and buildings and equipment owned by ChipMOS Taiwan. This loan facility was drawn of NT$8,000 million (US$253 million) as of the date of this Annual Report on Form 20-F.

Certain of our loan agreements and indentures contain covenants that, if violated, could result in the obligations under these agreements becoming due prior to the originally scheduled maturity dates. These covenants include financial covenants that require us to:

•	maintain current assets to current liabilities ratio above 1:1;

•	maintain total indebtedness to shareholders’ equity ratio below 1.4:1;

•	maintain total indebtedness to shareholders’ equity (excluding intangible assets) ratio below 1.5:1;

•	maintain the profit before interest, taxes, depreciation and amortization to gross interest expense ratio above 2.5:1.

ChipMOS Taiwan was in compliance with the financial ratio requirement for 2012 to 2014. ThaiLin and ChipMOS Shanghai were not required to maintain any financial ratio during 2012 to 2014.

In addition, a substantial portion of our short-term and long-term borrowings may be subject to repayment upon a material deterioration of our financial condition, results of operations or our ability to perform under the loan agreements.

Set forth below are the maturities of our long-term bank loans outstanding as of December 31, 2014:

	As of December 31, 2014
	NT$	US$
	(in millions)
During 2015	$1,508	$48
During 2016	1,560	49
During 2017	1,560	49
During 2018	840	27
During 2019 and onwards	600	19

	$6,068	$192

As of December 31, 2014, certain of our property, plant and equipment, restricted short-term deposits and prepaid rent (land use rights) with an aggregate net book value of NT$7,268 million (US$230 million), NT$80 million (US$3 million) and NT$99 million (US$3 million), respectively, were pledged as collateral mainly for long-term bank loans, short-term bank loans and customs duty guarantee.

Our unused credit lines for short-term loans, as of December 31, 2014, totaled NT$4,247 million (US$134 million), which have expired or will expire from January 2015 to November 2015. As of December 31, 2014, our unused long-term credit facilities totaled NT$4,000 million (US$127 million) which will expire in July 2019.

As of December 31, 2014, we had unsecured short-term credit loans for exporting and importing raw materials in the total amount of NT$617 million (US$20 million), which were due between February 2015 and May 2015, and unsecured export loan in the total amount of NT$1,127 million (US$36 million), which were due between January 2015 to March 2015, and secured short term loan for importing raw materials in the total amount of NT$24 million (US$1 million), which was due in January 2015.

We believe our current cash and cash equivalents, cash flow from operations and available credit facilities will be sufficient to meet our capital spending and other capital needs through the end of 2015. There can be no assurance regarding these matters, however, considering prevailing global economic conditions which continue to have a negative impact on our ability to accurately forecast our revenues, results of operations and cash position. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations”.

Research and development, patents and licenses

See the discussion under “Item 4. Information on the Company—Research and Development”.

Trend Information

See the discussion under “Item 4. Information on the Company—Industry Background” and “Item 4. Information on the Company—Competition”.

Off-Balance Sheet Arrangements

As of December 31, 2014, we had no off-balance sheet arrangements.

Taxation

ChipMOS Taiwan is entitled to tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 30% for certain research and development and employee training expenses (and, if the amount of expenditure exceeds the average amount of expenditure for the preceding two years, 50% of the excess amount may be credited against tax payable) and from 5% to 7% for certain investments in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of that year’s income tax liability. In 2012, 2013 and 2014, tax credits resulted in tax savings for ChipMOS Taiwan of approximately NT$33 million, NT$60 million and nil, respectively.

ThaiLin is also entitled to other tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 5% to 7% for certain investment in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of such year’s income tax liability. In 2012, 2013 and 2014, tax credits resulted in tax savings for ThaiLin of approximately NT$21 million, NT$18 million and nil, respectively.

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

The ROC government enacted the AMT Act that became effective on January 1, 2006. The AMT imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 12%. However, the AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT. The effects of the AMT on the tax expenses of ChipMOS Taiwan and ThaiLin were reflected in 2014.

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

Tabular Disclosure of Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2014, or the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Long-term debts(1)	$6,289	$1,604	$3,224	$1,461	$—
Short-term loans(1)	1,773	1,773	—	—	—
Operating leases	450	84	77	64	225
Capital commitments	1,040	1,040	—	—	—

Total contractual cash obligations	$9,552	$4,501	$3,301	$1,525	$225

Note:

(1)	Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2014, level throughout all relevant periods.

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

The following table sets out the names of our directors and executive officers, their positions with our company and their ages as of March 31, 2015. The business address for our directors and executive officers is No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, and Republic of China.

Name	Age	Position	Term Expires
Shih-Jye Cheng	56	Chairman and Director/Chief Executive Officer	2017
Antonio R. Alvarez	58	Independent Director	2017
Chin-Shyh Ou	57	Deputy Chairman and Independent Director	2017
Hsing-Ti Tuan	70	Director	2015
Yeong-Her Wang	58	Independent Director	2015
Shou-Kang Chen	53	Chief Financial Officer and Director	2015
John Yee Woon Seto	70	Independent Director	2016
Chao-Jung Tsai	60	Director	2016
Rong Hsu	64	Independent Director	2016
Carl Lei	51	Acting President of ChipMOS Shanghai	—
Lafair Cho	52	Chairman and President of ThaiLin	—
Li-Chun Li	58	Chief Operating Officer	—
Steve Cheng	52	President of ChipMOS USA	—
Vincent Hsu	46	Vice President, LCDD Production Group	—
Michael Lee	49	Vice President, Wafer Bump Production Group	—
Ivan Hsu	49	Vice President, Memory Production Group	—
Jesse Huang	48	Vice President, Assembly Production Group	—
David W. Wang	65	Vice President, Strategy and Investment Relations	—
Edward Lee	54	Vice President, I.T.M. Center	—
Jennifer Chen	46	Vice President, Human Resource Management Center	—
Wan-Hua Wu	53	Vice President, New Product Development Management Center	—
D.Y. Tsai	44	Vice President, QRA Center	—
C.F. Huang	50	Vice President, Wafer Sort Production Group	—
Leo Lin	46	Account Vice President, Sales Account Division, Business Management Center	—
Paul Yang	46	Executive Vice President of ThaiLin	—

Shih-Jye Cheng has served as one of our directors and chief executive officer since our inception. He became our chairman in May 2004. He is the sibling of President of ChipMOS USA, Mr. Steve Cheng and was our deputy chairman from our inception to May 2004. He has also served as a director and president of ChipMOS Taiwan since 1997, the chairman of ChipMOS Taiwan since June 2003, the chairman of ThaiLin from 2002 to 2013. He was a director of Syntax-Brillian Corporation from November 2005 to June 2008, the chairman of ChipMOS Shanghai from 2002 to June 2005, the chairman of CHANTEK ELECTRONIC CO., LTD. from 2002 to November 2005, the chairman of ChipMOS Logic TECHNOLOGIES INC. (“ChipMOS Logic”) from January 2004 to November 2005, the chairman of Advanced Micro Chip Technology Co., Ltd. from 2003 to April 2004 and a director of Ultima Electronics Corp. from 2000 to June 2003. He was a division head of the back-end operation of Mosel from 1992 to 1997. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University. Mr. Cheng was indicted by the Taipei District Prosecutor’s Office for matters relating to the purchase by ChipMOS Taiwan and ThaiLin of certain repurchase notes in 2004. Mr. Cheng was found not guilty by the Taipei District Court on October 1, 2007 and by the High Court on September 3, 2013. The Taiwan High Court’s Prosecutor’s Office filed a petition for appeal against the High Court’s decision on September 18, 2013. Mr. Cheng was confirmed not guilty by Taiwan’s Supreme Court on August 7, 2014. The Supreme Court’s ruling is not subject to appeal and the litigation closed. For more information, please see “—Special Committee”.

Antonio R. Alvarez has served as one of our directors from July 2005. Mr. Alvarez served as the chief operating officer of Aptina Imaging from August 2012 until its acquisition by On Semiconductor in August 2014. Prior to that he was the chief operating officer of Advanced Analogic Technology from October 2011 until its acquisition by Skyworks in January 2012 and president and chief executive officer of Leadis Technology Inc. from November 2005 to January 2009. He was senior vice president and general manager of the memory products division of Cypress Semiconductor Corporation from 1998 to July 2005, and senior vice president of research and development from 1991 to 2001. He holds master’s and bachelor’s degrees in electrical engineering from Georgia Institute of Technology, where he is a member of the advisory board of the Electrical Engineering Department. He is a member of the Institute for Electrical and Electronic Engineers. Mr. Alvarez also serves on the Board of Sun-Edison Corporation since 2012 and Sun-Edison Semiconductor since 2014.

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

Hsing-Ti Tuan has served as one of our directors since August 2000. Mr. Tuan was the executive vice president of ProMOS in charge of R&D from 2005 to 2010. Mr. Tuan was the president of Mosel Vitelic Corp., USA from 1994 to 2009. Mr. Tuan was the acting president of Mosel from November 2004 to December 2005 and previously served as the executive vice president of their research and development division. He was also the vice president of Mosel from 1992 to 1996. Mr. Tuan holds a master’s degree in electrical engineering from Utah State University and a bachelor’s degree in electrical engineering from National Cheng Kung University in Taiwan.

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

Shou-Kang Chen has served as one of our directors since June 2005. He has served as our chief financial officer, investor relations officer and head of the finance and accounting management center of ChipMOS Taiwan since 2002. He was the head of our strategy development department from 2000 to 2001. He was the department head of the quality lab of ChipMOS Taiwan from 1998 to 2000. Mr. Chen holds a bachelor’s degree in mining and petroleum engineering and a master of science degree and a Ph.D. degree from the graduate school of mining, metallurgy and material science of National Cheng Kung University in Taiwan.

John Yee Woon Seto has served as one of our directors since August 2010. He was a member of ChipMOS’s Board of Directors from August 2000 to May 2004. Dr. Seto was a founder and senior vice president of operation and strategic planning of Vitelic Corporation U.S.A. He served as the executive vice president of the business group of Mosel from 1995 to 2005. He was a director of Mosel from 1999 to 2008. He served on the board of directors in a number of companies, such as ProMOS and Advanced Analogic Technologies Inc. He has been the president and CEO of International Capture Tech Co LTD since 2006. He holds a Ph.D. in electrical engineering from University of California at Berkeley.

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

Li-Chun Li has served as the Chief Operating Officer of ChipMOS Taiwan since January 2010. Prior to joining ChipMOS, he served as vice president of the Product Engineering group in Mosel-Vitelic (U.S.A.) and ProMOS from 2003 to 2009, and vice president of product development in Mosel-Vitelic (U.S.A.) and Mosel-Vitelic (Taiwan) from 1992 to 2003. Mr. Li received a bachelor’s degree in electrical engineering from the University of California, Berkeley.

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

David W. Wang has served as ChipMOS Taiwan’s vice president of strategy and investor relations since May 2013. He joined ChipMOS Taiwan as vice president of strategy and development center in 2007. Prior to joining ChipMOS, he was the vice president of Fibera, Inc. from 2001 to 2007. Mr. Wang served as Senior Director at Lam Research where his responsibilities included new product introduction, system integration, field escalation and management of regional teams from 1996 to 2001. Mr. Wang also worked for IBM’s Microelectronics Division where he as Senior Engineer/ Manager led advanced packaging materials, process development and marketing organizations. Mr. Wang is a member of IEEE and SEMI Taiwan Packaging and Test Committee and holds 45 US patents. He received his Ph.D and MSc from the University of Michigan and Bachelor of Science degree from Fu Jen University.

Edward Lee joined ChipMOS Taiwan as vice president of ITM Center in August 2014. Prior to joining ChipMOS, he was the group CIO of AVerMedia Technologies group from September 2010 to August 2014, the Practice Director of Oracle Taiwan Consulting Services from February 2002 to December 2009, the vice president of Picoway Technologies from September 2000 to February 2002 and Senior Manager of HP Taiwan from September 1988 to December 2000. Mr. Lee graduated from National Cheng Kung University in Taiwan with the bachelor’s degree in Industrial Management and master’s degree in Transportation Management Science.

Jennifer Chen has served as ChipMOS Taiwan’s vice president of human resource management center since June 2014. She was the head of human resource management center of ChipMOS Taiwan since 2002. She served at ChipMOS Taiwan’s human resource management center since 1997. Miss Chen holds a bachelor’s degree of business management of Soochow University in Taiwan.

Wan-Hua Wu joined ChipMOS Taiwan as vice president of new product development management center since November 2014. He was a vice president of assembly and power product line in Sigurd from 2004 to 2013. He was a president in Sigurd Wuxi from 2007 to 2008. He was an executive vice president of assembly and testing in Vate from 2001 to 2004. He was a director of engineering in Amkor Taiwan from 1998 to 2001. He was the department head of R&D and QRA in Siliconware Precision from 1992 to 1998. He was a senior engineer of assembly in TI Taiwan from 1989 to 1992. Mr. Wu holds a bachelor’s degree in Mechanical engineering of National Taiwan University of Science and Technology and a master’s degree of management of National Chiao Tung University in Taiwan.

D.Y. Tsai has served as ChipMOS Taiwan’s vice president of QRA Center since June 2014. He served as the head of QRA Center of ChipMOS Taiwan since 2009. He was the department head and division head of the quality service of ChipMOS Taiwan from 2004 to 2009. Mr. Tsai holds a master degree from the graduate school of mining, metallurgy and material science of National Cheng Kung University in Taiwan.

C.F. Huang has served as ChipMOS Taiwan’s vice president of wafer sort production group since June 2014. He was the senior division head of ChipMOS Taiwan’s Wafer Sort Production Division from 2013 to 2014. Prior to that, he was in charge of ChipMOS Taiwan’s Wafer Sort Engineering Division. He joined ChipMOS Taiwan as deputy manager of Wafer Sort Equipment Section in 1997. He was an equipment engineer in Mosel from 1989 to 1997. He received his master’s degree in Executive MBA from the College of Technology Management, Tsing Hua University in Taiwan.

Leo Lin has been the head of LCDD Sales Account Division of ChipMOS Taiwan since June 2014. He has served as one of sales section manager of ChipMOS Taiwan since December 1999. He holds a bachelor’s degree in Industrial Engineering of National Tsing Hua University and a master of Industrial Engineering from the graduate school of Yuan Ze University in Taiwan.

Paul Yang has joined ThaiLin as executive vice president responsible for memory and mixed-signal operation since September 2014. Before joining ThaiLin, he was the CEO of Infinet Group which is owned by Spirox Technology from April 2012 to December 2013. He was the vice president of Spirox Technology Corp in 2011, and a special assistant to Chairman and CEO of WIN Semiconductor from August 2009 to August 2010. He was the president and CEO of Global Testing Corporation from March 2004 to October 2008. He worked at Semiconductor Test Group of Agilent Technologies from November 1999 to February 2004 and was the general manager of Agilent Semiconductor Test Group China and Korea. Mr. Yang holds a master’s degree from the graduate school of electrical engineering of National Cheng Kung University in Taiwan.

Board Practice and Terms of Directorship

Our board of directors consists of three classes of directors. The first class, consisting of Hsing-Ti Tuan, Yeong-Her Wang and Shou-Kang Chen, is up for re-election at the annual general meeting in 2015 and then every third annual general meeting thereafter. The second class, consisting of John Yee Woon Seto, Chao-Jung Tsai and Rong Hsu, is up for re-election at the annual general meeting in 2016 and then every third annual general meeting thereafter. The third class, consisting of Shih-Jye Cheng, Antonio R. Alvarez and Chin-Shyh Ou, is up for re-election at the annual general meeting in 2017 and then every third annual general meeting thereafter.

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

Share Ownership

The following table sets forth certain information as of March 31, 2015 with respect to our common shares owned by our directors and executive officers.

Name	Number of Common Shares Held	Percentage of Shares Issued and Outstanding	Number of Options Held (1)	Exercise Price of Options (US$)	Expiration Date of Options
Shih-Jye Cheng	391,084	1.4%	140,561	2.55-14.0675	2015/8/31-2019/8/31
Antonio R. Alvarez	—	—	*	*	*
Chin-Shyh Ou	—	—	—	—	—
Hsing-Ti Tuan	—	—	*	*	*
Yeong-Her Wang	*	*	*	*	*
Shou-Kang Chen	*	*	—	—	—
John Yee Woon Seto	*	*	*	*	*
Chao-Jung Tsai	—	—	*	*	*
Rong Hsu	*	*	*	*	*
Carl Lei	*	*	*	*	*
Lafair Cho	—	—	*	*	*
Li-Chun Li	—	—	—	—	—
Steve Cheng	*	*	—	—	—
Vincent Hsu	—	—	—	—	—
Michael Lee	—	—	*	*	*
Ivan Hsu	*	*	*	*	*
Jesse Huang	*	*	*	*	*
David W. Wang	—	—	*	*	*
Edward Lee	—	—	—	—	—
Jennifer Chen	—	—	*	*	*
Wan-Hua Wu	—	—	—	—	—
D.Y. Tsai	—	—	*	*	*
C.F. Huang	—	—	—	—	—
Leo Lin	—	—	*	*	*
Paul Yang	—	—	—	—	—

Notes:

*	Indicate actual numbers held and/or including options exercisable or vested within 60 days after March 31, 2015, would beneficially own less than 1% of our ordinary shares.
(1)	Each option covers one of our common shares.

Compensation Committee

The aggregate compensation paid in 2014 to our directors and our executive officers, including cash and accrued pension payable upon retirement, was approximately NT$198 million (US$6 million). In 2014, we granted options to purchase 173,700 of our common shares to our directors and executive officers as set forth in the table below. These options will vest over a period of four years, with an equal proportion vesting on each of August 31 and December 31, 2015, 2016, 2017 and 2018, except for certain options granted on August 31, 2014 that vested on August 31, 2015.

Number of common shares issuable upon exercise of options	Expiration date	Exercise price (US$)	Considerations paid for options
9,800	August 31, 2020	20.3405	None
118,000	August 31, 2020	20.3405	None
8,400	December 31, 2020	19.8220	None
37,500	August 31, 2024	20.3405	None

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

In connection with the indictment of Mr. Shih-Jye Cheng by the Taipei District Prosecutor’s Office, our board of directors formed a special committee to evaluate the circumstances surrounding the indictment. The special committee has engaged K&L Gates LLP (formerly Kirkpatrick & Lockhart Preston Gates Ellis LLP) as its independent international legal counsel and Baker & McKenzie as its independent ROC legal counsel, and Ernst & Young (formerly known as Diwan, Ernst & Young) as its accounting advisor to assist in its evaluation and provide recommendations.

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

On October 1, 2007, the Taipei District Court found Mr. Shih-Jye Cheng not guilty, and on October 22, 2007, the prosecutor appealed the Taipei District Court decision at the Taiwan High Court. The Taiwan High Court (the “High Court”) held numerous trial hearings from 2008 to 2013. On September 3, 2013, the High Court rendered a not guilty verdict for all defendants in the matter, including Mr. Shih-Jye Cheng. On September 18, 2013, the Taiwan High Court Prosecutor’s Office has filed a petition for appeal against the decision dated September 3, 2013 to Taiwan’s Supreme Court (the “Supreme Court”). On August 7, 2014 Supreme Court rendered a verdict affirming High Court’s not guilty verdict on September 3, 2013, and Taipei District Court’s not guilty decision on October 1, 2007. The Supreme Court’s ruling is not subject to appeal and closes the litigation. On August 12, 2014, our board of directors approved to discharge the special committee.

Employees

The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the functions indicated:

	As of December 31,			As of March 31,
Function	2012	2013	2014	2015
General operations	3,069	3,434	3,498	3,414
Quality control	400	406	409	412
Engineering	1,345	1,365	1,416	1,417
Research and development	313	330	387	390
Sales, administration and finance	176	178	197	200
Others	383	375	365	372

Total	5,686	6,088	6,272	6,205

The following table sets forth, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,			As of March 31,
Location	2012	2013	2014	2015
ThaiLin	544	520	495	492
ChipMOS Taiwan Hsinchu Production Group	1,564	1,680	1,748	1,724
ChipMOS Taiwan Southern Taiwan Production Group	2,962	3,282	3,438	3,406
Shanghai	609	600	586	578
Japan and the United States	7	6	5	5

Total	5,686	6,088	6,272	6,205

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

In 2012, we granted 204,316 share options, with an exercise price, at the time of grant, ranging from US$11.1095 to US$11.1435 per share. In 2012, 103,426 share options were forfeited, 289,268 share options were expired and 668,246 share options were exercised. In 2013, we granted 688,996 share options, with an exercise price, at the time of grant, ranging from US$9.2225 to US$14.0675 per share. In 2013, 75,944 share options were forfeited, 253,194 share options were expired and 500,383 share options were exercised. In 2014, we granted 241,256 share options, with an exercise price, at the time of grant, ranging from US$19.38 to US$20.3405 per share. In 2014, 113,541 share options were forfeited, 1,658 share options were expired and 390,664 share options were exercised. As of December 31, 2014, we had 1,300,416 share options outstanding, with an exercise price ranging from US$2.55 to US$21.488.

In September 2006, August 2008 and May 2013 we adopted a share appreciation rights (“SARs”) plan pursuant to which we may issue up to 500,000, 750,000 and 1,000,000 cash-settled SARs to our directors, officers, employees and those of our affiliates. Under the share appreciation rights plan, each holder of SARs, issued thereunder will be entitled to receive, on the applicable exercise date, cash in an amount equal to the excess of the market value of our common shares on such date over the exercise price of such rights. Our board of directors or a relevant committee thereof has completed discretion over the administration of the share appreciation rights plan, including determining the recipients of the share appreciation right awards, the number of rights awarded, the exercise date, the exercise price and other relevant terms. Unless earlier terminated by our board of directors or the relevant board committee, the plan will remain effective until September 2016, August 2018 and May 2023.

In 2012, 43,660 SARs were granted, with an exercise price, at the time of grant, ranging from US$11.1095 to US$11.1435. In 2012, 67,375 SARs were forfeited, 154,106 SARs were expired and 231,270 SARs were exercised. In 2013, 521,020 SARs were granted, with an exercise price, at the time of grant, ranging from US$9.2225 to US$14.0675. In 2013, 46,501 SARs were forfeited, 53,375 SARS were expired and 249,563 SARs were exercised. In 2014, 36,010 SARs were granted, 24,841 SARs were forfeited, 1,264 SARS were expired and 138,489 SARs were exercised. As of December 31, 2014, we had 683,845 SARs outstanding, with an exercise price, at the time of grant, ranging from US$2.55 to US$20.3405.

Where applicable, the share numbers and exercise price of our share option plan and share appreciation rights plan disclosed in the foregoing paragraph are adjusted to reflect the effect of the Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table and information set out certain information as of March 31, 2015 regarding the ownership of our common shares by (1) each person known to us to be the owner of more than five percent of our common shares and (2) the total amount owned by our directors and executive officers as a group.

Identity of person or group	Number of shares owned	Percentage Owned

Baupost Group LLC/MA(1)	3,283,235	11.5
Directors and executive officers, as a group (2)	445,925	1.6

Notes:

(1)	According to the Schedule 13F filed by Baupost Group LLC/MA with the SEC on February 13, 2015.
(2)	Excludes exercisable/vested options of our common shares and Mosel’s beneficial ownership of our common shares which may be considered to be beneficially held by some of our directors or officers. Includes shares held by certain family members of certain directors.

The share numbers disclosed in the foregoing notes, are adjusted to reflect the effect of the Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

As of March 31, 2015, approximately 93% of our common shares were held of record by shareholders located in the United States. All holders of our common shares have the same voting rights with respect to their shares.

Related Party Transactions

ChipMOS TECHNOLOGIES INC.

On April 16, 2013, as part of ChipMOS Taiwan’s listing plan on the TWSE, we completed the sale of 6.5 million outstanding ChipMOS Taiwan shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TWSE listing plan, Yuanta Securities Company Limited and Capital Securities Corp., and to certain others, including non-US employees of ChipMOS Taiwan. Also, from September 2, 2013 to October 3, 2013, we completed another sale of 180 million outstanding ChipMOS Taiwan shares or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$20.0 per share to investors and certain non-US employees of ChipMOS Taiwan. On April 9, 2014, ChipMOS Bermuda sold approximately 1.3 million ChipMOS Taiwan shares as “green shoe” option to market investors. As of March 31, 2015, we own approximately 522 million ChipMOS Taiwan shares representing 60.4% of ChipMOS Taiwan’s outstanding shares without any “green shoe” option outstanding. See “Item 3. Key Information—Risk Factors—ChipMOS Taiwan’s ability to maintain its listing and trading status on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the main board of Taiwan Stock Exchange or satisfy other eligibility requirements that may be required of it in the future” for additional information.

ChipMOS TECHNOLOGIES (Shanghai) LTD.

Since 2002, we have managed our PRC operations, ChipMOS Shanghai, through Modern Mind, our controlled subsidiary. Whilst we did not own any equity interest in Modern Mind, we had controlled Modern Mind through our ownership of the MMT Notes. Under the MMT Assignment Agreement signed on April 22, 2011, ChipMOS Bermuda agreed to sell the MMT Notes to ThaiLin for a purchase price of approximately US$40 million subject to certain closing conditions. The Assignment Agreement transaction completed in October 2011 and ThaiLin immediately converted the MMT Notes into common shares of Modern Mind and purchased all of the remaining common shares of Modern Mind from Jesper, with ChipMOS Shanghai becoming an indirect wholly-owned subsidiary of ThaiLin, through ThaiLin’s direct wholly-owned subsidiary Modern Mind.

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

As of March 31, 2015, ThaiLin did not hold any of our outstanding shares. ThaiLin’s previous holding includes 1,015,158 shares acquired pursuant to ThaiLin’s enforcement of the collateral provided by ProMOS under the Stock Pledge Agreement dated December 3, 2008, entered into between ThaiLin and ProMOS, 506,364 shares accumulated from the Rule 10b5-1/10b-18 securities purchase program launched in December 2008, and 467,059 shares acquired pursuant to the interest shares payment and 4,485,630 shares acquired pursuant to the conversion of 2009 Notes in March 2011. In November 2012, ThaiLin sold 2,000,000 shares under the Secondary Offering. In May 2013, ThaiLin sold 380,506 shares to Tokyo Seimitsu. In November 2013 and January 2014, ThaiLin sold 2,000,000 shares and 2,093,705 shares, respectively, to ChipMOS Bermuda and the shares were then retired and cancelled.

The share numbers disclosed in the foregoing paragraph are adjusted to reflect the effect of the Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

Item 8.	Financial Information

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-63.

Legal Proceedings

In February 2006, ChipMOS Taiwan and ChipMOS USA received notice of a lawsuit filed by Tessera Technologies, Inc., or Tessera. The complaint was initially filed in United States District Court for the Northern District of California (Civil Action No. C05-04063CW), or the California court. In an amended complaint, Tessera added ChipMOS Taiwan and ChipMOS USA, among several other semiconductor companies, as co-defendants. The amended complaint alleges that ChipMOS Taiwan, ChipMOS USA and the other co-defendants infringed certain patents owned by Tessera and that ChipMOS Taiwan is in breach of a license agreement with Tessera, or the Tessera license agreement. Tessera also sought unspecified damages and injunctive relief. ChipMOS Taiwan and ChipMOS USA have responded to the lawsuit by denying Tessera’s claims of patent infringement and breach of contract. ChipMOS USA and ChipMOS Taiwan have also raised various counterclaims for declaratory judgment and related affirmative defenses that the Tessera patents are invalid and unenforceable. In May 2007, the California court, with the concurrence of ChipMOS Taiwan and ChipMOS USA, stayed all litigation in the California court as a result of a related investigation by the International Trade Commission, or ITC, initiated by Tessera against certain other co-defendants. In addition, a co-defendant in the Tessera lawsuit requested the United States Patent and Trademark Office to reexamine the patentability of each of Tessera’s patents that are at issue in the case in the California court. The requests were granted and, in February 2007, the U.S. Patent and Trademark Office concluded that certain claims of the patents were invalid on the basis of prior art. In April 2008, ChipMOS Bermuda, ChipMOS USA and ChipMOS Taiwan received notice that Tessera requested the ITC to initiate another investigation alleging that the sale for and after importation into the United States as well as importation into the United States of certain small format non-tape based BGA semiconductor packages by ChipMOS Bermuda, ChipMOS Taiwan and ChipMOS USA infringe three of the five Tessera patents at issue in the case pending in the California court. Tessera sought, among other things, an investigation by the ITC and general exclusion orders to prohibit the infringing products from entry into the United States. The ITC initiated the investigation in May 2008. On March 13, 2009, after the close of discovery, Tessera submitted a request to terminate the proceedings at the ITC, which the judge granted on July 17, 2009. No petitions for review were filed. The ITC issued an order to terminate the investigation on August 7, 2009. Due to the completion of a companion investigation against other companies by ITC, the stayed litigations in the Northern District of California resumed in January 2012. On July 19, 2012, Tessera filed a stipulation with the California court dismissing its breach of contract claim against the companies. Accordingly, this litigation was then limited to only Tessera’s patent infringement allegations against the companies. A court-ordered mediation was held on December 13, 2012 but was unsuccessful. On November 8, 2013, we entered into a settlement agreement with Tessera settling the subject matter. As part of the Settlement Agreement, ChipMOS Taiwan agreed to pay a one-time payment of US$1,375 thousand, including 20% Taiwan tax withholding, to Tessera in exchange for Tessera releasing, discharging and agreeing to never sue ChipMOS Bermuda, ChipMOS Taiwan and ChipMOS USA relating to the license agreement. On November 9, 2013, the parties filed a stipulation with the Court to dismiss the pending litigation and the case was closed by the court.

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

Other than the matters described above, we were not involved in any material litigation in 2014 and are not currently involved in any material litigation.

For certain information regarding legal proceedings relating to certain of our current and former directors, see “Item 6.—Directors, Senior Management and Employees—Special Committee”.

Dividend Policy

Company paid a cash dividend of US$0.14 per common share for a total cash cost of US$4.1 million on October 30, 2014 to all common shareholders of record on relevant record date. The payment of future dividends is subject to the Board’s continuing determination that the payment of dividends are in the best interests of the Company’s shareholders and are in compliance with all laws and agreements of the Company applicable to the declaration and distribution.

Item 9.	The Offer and Listing

Listing

Since March 17, 2010, the NASDAQ Capital Market has been the principal trading market for our common shares, which are not listed or quoted on any other markets in or outside the United States. Our common shares were formerly quoted on the NASDAQ Global Market (formerly the NASDAQ National Market) under the symbol “IMOS” since June 19, 2001, and our common shares were formerly quoted on the NASDAQ Global Select Market since July 1, 2006. The CUSIP number for our common shares is “G2110R114”. Our Shareholders approved a reverse stock split of ChipMOS’s common stock in January 2011 with a ratio of 1-for-every-4 shares effective on January 21, 2011. As a result, the number of outstanding shares of ChipMOS common stock is reduced to 27,725,782 shares, from 110,908,341 shares prior to the reverse stock split becoming effective. As of March 31, 2015, there were 28,502,859 common shares issued and outstanding. The table below sets forth for the periods indicated, historical prices for the high, low and average closing prices on the NASDAQ Global Select Market or the NASDAQ Capital Market for our common shares.

	NASDAQ Price per share(1) (US$)
	High	Low	Average
2010	7.68	2.40	4.80
2011	9.81	4.48	6.94
2012	19.04	5.47	11.91
2013	20.60	10.32	15.83
First Quarter	13.32	10.32	11.29
Second Quarter	19.35	12.36	16.42
Third Quarter	20.60	15.03	17.16
Fourth Quarter	20.60	15.86	18.16
2014	25.80	18.13	22.29
First Quarter	23.16	18.13	20.75
Second Quarter	25.80	20.43	22.82
Third Quarter	24.93	22.16	23.83
Fourth Quarter	23.36	19.66	21.71
November	22.09	20.82	21.49
December	23.36	20.32	22.68
2015
January	24.18	23.06	23.53
February	24.99	23.14	23.84
March	24.66	21.57	23.50
First Quarter	24.99	21.57	23.61
April (through April 22, 2015)	24.81	23.53	24.15

Note:

(1)	The figures in the table contain historical prices reflecting the effect of our reverse stock split which was approved by our Shareholders on January 21, 2011.

Item 10.	Additional Information

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

Preferred Shares

Currently there are no specific rights attached to the preferred shares. The specific rights of the preferred shares could include rights, preferences or privileges in priority to our common shares and the establishment of such rights or the delegation to the board of directors to establish such rights will need to be approved by our shareholders. As of March 31, 2015, no preferred shares have been issued by our company.

Bermuda Law

We are an exempted company organized under the Companies Act 1981 of Bermuda (as amended) (the “Bermuda Companies Act”). The rights of our shareholders are governed by Bermuda law and our memorandum of association and bye-laws. The Bermuda Companies Act differs in some material respects from laws generally applicable to United States corporations and their shareholders.

Dividends

Under the Bermuda Companies Act, a company may not declare or pay dividends from time to time by its board of directors if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than its liabilities. (However, in order to avoid the possibility of an unauthorised reduction of capital, the Company complies with former requirement of section 54(1)(b) of the Bermuda Companies Act, i.e. that whenever the board of directors is making determination based on the latter benchmark - the realizable value of its assets, it should consider whether “the realizable value of its assets would thereby be less than the aggregate of its liabilities, issued share capital and share premium accounts”, rather than “liabilities” alone.). The holders of common shares are entitled to receive dividends out of assets legally available for such purposes at times and in amounts as our board of directors may from time to time determine. Any dividend unclaimed for a period of six years from its date of declaration will be forfeited and will revert to our company.

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

Access to Books and Records and Dissemination of Information

Under Bermuda law, members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s certificate of incorporation, its memorandum of association (including its objects and powers), and any alteration to its memorandum of association and documents relating to an increase or reduction of authorized share capital. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings, and the company’s audited financial statements, which, unless agreed by all shareholders and directors, must be laid before the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public for not less than two hours each day without charge. Any member of the public may require a copy of the register, or of any part thereof, on the payment of a fee. A company is required to keep its register of members at its registered office or after giving written notice to the registrar of companies in Bermuda, at such other place in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register of members outside Bermuda. We maintain a principal register of members in Hamilton, Bermuda and a branch register of members in New Jersey, USA. A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

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

Director’s Interests

Under our bye-laws, our director may, notwithstanding his office be a party to, or otherwise interested in, any transaction or arrangement with our company or in which our company is otherwise interested. He or she may also be a director or officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any corporate body promoted by our company or in which our company is interested. Therefore, where it is necessary, so long as our director declares the nature of his or her interest at the first opportunity at a meeting of the board or by writing to the directors as required by the Bermuda Companies Act and our bye-laws, that director shall not by reason of his or her office be accountable to our company for any benefit he or she derives from any office or employment to which our bye-laws allow him or her to be appointed or from any transaction or arrangement in which our bye-laws allow him or her to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit. A general notice to our directors by a director or officer declaring that he or she is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person shall be sufficient declaration of interest in relation to any transaction or arrangement so made.

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

Transfer Agent and Registrar

Appleby Management (Bermuda) Ltd. serves as our principal registrar and transfer agent in Bermuda for the common shares. Computershare Inc. serves as our United States transfer agent and registrar for the common shares.

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

•

On September 5, 2013, the Company entered Share Purchase Agreement with ADATA Technology Co., LTd., for the purchase of 8 million ChipMOS Taiwan’s Common Shares at a price of NT$20 per share and for a total consideration of NT$160 million.

•

On September 5, 2013, the Company entered Share Purchase Agreement with GIC Private Limited for the purchase of 33,646 thousand ChipMOS Taiwan’s Common Shares at a price of NT$20 per share and for a total consideration of approximately NT$673 million.

•

On September 5, 2013, the Company entered Share Purchase Agreement with Soaring Elite Limited. for the purchase of 15 million ChipMOS Taiwan’s Common Shares at a price of NT$20 per share and for a total consideration of NT$300 million.

•

On September 5, 2013, the Company entered Share Purchase Agreement with TLC Capital Co., Ltd for the purchase of 9,750 thousand ChipMOS Taiwan’s Common Shares at a price of NT$20 per share and for a total consideration of NT$195 million.

•

On September 5, 2013, the Company entered Share Purchase Agreement with Yi-Feng Chen for the purchase of 13 million ChipMOS Taiwan’s Common Shares at a price of NT$20 per share and for a total consideration of NT$260 million.

•

On July 2, 2014, ChipMOS Taiwan obtained a syndicated loan facility from banks in Taiwan in the amount of NT$10 billion (US$316 million) separated into two parts with term of five years. This loan facility was used to refinance the existing bank debts and for general corporate purposes.

•	On August 14, 2014, the Company entered Share Purchase Agreement with Siliconware Precision for the purchase of 1 million Company’s Common Shares.

•

On November 12, 2014, ChipMOS Taiwan and ThaiLin entered into a merger agreement, whereby ThaiLin agreed to be merged into ChipMOS Taiwan, with ChipMOS Taiwan as the surviving entity. Under the terms of the merger agreement, ThaiLin’s shareholders will be offered a combination of NT$12.5 in cash and 0.311 of one ChipMOS Taiwan common share in exchange for each ThaiLin common share held.

Please see also “Item 7. Major Shareholders and Related Party Transactions” for further summary information regarding the contracts listed under “– Material Contracts” that are with certain of our related parties.

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

Distributions

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt. Dividends received by individuals and certain other non-corporate taxpayers from “qualified foreign corporations” are taxed at the rate of either 0 percent, 15 percent or 20 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date. A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividends is traded on an established securities market in the United States, provided that the foreign corporation is not a PFIC. Our stock is traded on an established securities market in the United States, although we cannot guarantee that our stock will be so traded in the future. We believe that we should not be treated as a PFIC for U.S. federal income tax purposes. No assurance can be given, however, that the IRS may not disagree and seek to treat us as a PFIC. If we were a PFIC with respect to a particular U.S. Holder, dividends received from us will be taxed at regular ordinary income tax rates and certain other rules will apply. See “Passive Foreign Investment Company (PFIC),” below. Holders of our shares should consult their own tax advisers regarding the availability of a reduced dividend tax rate in light of their own particular circumstances.

Certain U.S. Holders that are individuals, estates or trusts will be required to pay an additional 3.8 percent tax on net investment income, including interest, dividends, and capital gain. U.S. Holders should consult their tax advisors as to the application of this additional tax.

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

For United States foreign tax credit limitation purposes, dividends received on our common shares will be treated as foreign source income and will generally be “passive category income”, or in the case of certain holders, “general category income.” You may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of foreign tax withholding, if any, imposed on dividends paid on our common shares. The rules governing United States foreign tax credits are complex, and we recommend that you consult your tax advisor regarding the applicability of such rules to you.

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

Long-term capital gains recognized by individuals and certain other non-corporate taxpayers, are taxed at the rate of 0, 15 or 20 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket. Certain U.S. Holders that are individuals, estates or trusts will be required to pay an additional 3.8 percent tax on net investment income, including interest, dividends, and capital gain. U.S. Holders should consult their tax advisors as to the application of this additional tax.

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

Non-U.S. Holders

If you are not a U.S. Holder, you are a “Non-U.S. Holder”.

Distributions on Our Common Shares

You generally will not be subject to U.S. federal income tax or withholding on distributions made on our common shares unless:

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

Sale, Exchange or Other Disposition of Our Common Shares

Generally, you will not be subject to U.S. federal income tax or withholding in respect of gain recognized on a sale or other disposition of our common shares unless:

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

Backup Withholding and Information Reporting

Payments, including dividends and proceeds of sales, in respect of our common shares that are made in the United States or by a United States related financial intermediary will be subject to United States information reporting rules. In addition, such payments may be subject to United States federal backup withholding. You will not be subject to backup withholding provided that:

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

Documents on Display

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. These materials may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

Item 11.	Quantitative and Qualitative Disclosure about Market Risk

Market Risks

Our exposure to financial market risks relates primarily to changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, the application of which is primarily for hedging, and not for speculative, purposes.

Interest Rate Risks

As of December 31, 2014, we had aggregate debts outstanding of NT$7,836 million (US$248 million), which was incurred for capital expenditure and general operating expenses. Of our outstanding debts as of December 31, 2014, 100% bear interest at variable rates. The interest rate for the majority of our variable rate debts varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debts had an annual weighted average interest rate of 1.708% as of December 31, 2014. Accordingly, we have cash flows and earnings exposure due to market interest rate changes for our variable rate debts. An increase in interest rates of 1% would increase our annual interest charge by NT$78 million (US$2 million) based on our outstanding floating rate indebtedness as of December 31, 2014.

As of December 31, 2013 and 2014, we had no interest rate swap agreements outstanding.

Foreign Currency Exchange Rate Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the Japanese yen and the US dollar. As of December 31, 2014, 31.2% of our financial assets and 27.3% of our financial liabilities are denominated in the US dollar and Japanese yen, respectively. We do not hold or issue any derivative for trading purposes or to hedge against fluctuations in foreign exchange rates. We mitigate this risk by conducting sales and purchases transactions in the same currency. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average appreciation of the NT dollar against all other relevant foreign currencies of 5% would decrease our exchange gain by NT$159 million (US$5 million) based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2014. As of December 31, 2013 and 2014, we had no outstanding forward exchange or foreign currency option contracts.

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

Disclosure Controls and Procedures. An evaluation was carried out under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended). Based upon that evaluation, the chief executive officer and chief financial officer concluded that these disclosure controls and procedures were effective as of December 31, 2014.

Management’s Annual Report on Internal Control Over Financial Reporting. Management’s Report on Internal Control Over Financial Reporting is set forth below.

Management’s Report on Internal Control Over Financial Reporting

April 24, 2015

Management of ChipMOS TECHNOLOGIES (Bermuda) LTD. (together with its consolidated subsidiaries, the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended). The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As of December 31, 2014, the Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting as of December 31, 2014 was effective.

Moore Stephens CPA Limited, an independent registered public accounting firm, has audited our consolidated financial statements included in the Annual Report of the Company on Form 20-F for the year ended December 31, 2014 and has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2014. The attestation report is set forth in “Item 18. Financial Statements”.

/s/ Shih-Jye Cheng		/s/ Shou-Kang Chen
Name:	Shih-Jye Cheng	Name:	Shou-Kang Chen
Title:	Chairman and Chief Executive Officer	Title:	Chief Financial Officer

Changes in Internal Control Over Financial Reporting. During 2014, no change to our internal control over financial reporting occurred that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The table below summarizes the aggregate fees that we paid or accrued for services provided by Moore Stephens and Moore Stephens CPA Limited for the years ended December 31, 2013 and 2014.

	2013	2014
	NT$	NT$
	(In thousands)
Audit Fees	$9,247	$9,480
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	1,283	—

Total	$10,530	$9,480

Audit Fees. This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. For 2013 and 2014, this category primarily include the audit of our financial statements and our internal control over financial reporting contained in this Annual Report on Form 20-F.

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

All audit services that Moore Stephens and Moore Stephens CPA Limited (from January 1, 2015) were engaged to carry out after May 6, 2003, the effective date of revised Rule 2-01(c)(7) of Regulation S-X entitled “Audit Committee Administration of the Engagement” on strengthening requirements regarding auditor independence, were pre-approved by the Audit Committee.

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

On March 14, 2013, our Board of Directors approved and subsequently implemented a Rule 10b5-1 and 10b-18 share repurchase program in accordance with the Securities Exchange Act 1934, as amended, on May 24, 2013 to purchase through a broker our common shares, with a maximum purchase amount of US$7.5 million (Repurchase Program III). Repurchase Program III was terminated on November 21, 2013.

On November 12, 2014, our Board of Directors approved and subsequently implemented a Rule 10b5-1 and 10b-18 share repurchase program in accordance with the Securities Exchange Act 1934, as amended, on November 25, 2014 to purchase through a broker our common shares, with a maximum purchase amount of US$15 million (Repurchase Program IV). Repurchase Program IV was completed on January 21, 2015.

Other repurchases. On November 21, 2013, our Board of Directors approved the repurchase of 4,093,705 of our common shares from ThaiLin to be consummated at two closings (“ThaiLin Repurchase”). The first closing of 2,000,000 common shares occurred on November 26, 2013 and the second closing of 2,093,705 common shares occurred on January 16, 2014.

On November 29, 2013, Mr. S. J. Cheng, our Chairman of Board of Directors and Chief Executive Officer, entered into a 10b5-1 sales plan for the sale of up to 250,000 shares of ChipMOS common shares between May 20, 2014 and June 20, 2014. The plan was entered into for personal tax planning and diversification purposes.

On August 12, 2014, our Board of Directors approved the repurchase of 1,000,000 of our common shares from Siliconware Precision. The transaction was completed on September 3, 2014.

The table sets forth certain information about the purchase of our common shares by the Issuer’s repurchase programs for the year ended as of December 31, 2014.

Purchases of Equity Securities by the Issuer

Period	Total Number of Shares Purchased	Average Price Paid Per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (US$ Million)
January – February, 2012 (Repurchase Program I)	47,100	7.69	47,100	None
September – October, 2012 (Repurchase Program II)	653,610	15.30	653,610	None
June – November, 2013 (Repurchase Program III)(1)	87,100	15.41	87,100	None
December, 2014 – January, 2015 (Repurchase Program IV)	637,804	23.52	637,804	None

Total	1,425,614		1,425,614

Note:

(1)	Does not include repurchases from ThaiLin on November 21, 2013.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Item 16G requires a foreign private issuer to provide in its annual report filed with the SEC a brief, general summary of any significant ways its corporate governance practices differ from those followed by NASDAQ-listed domestic companies. The table below provides this summary information as required by Item 16G and by NASDAQ Rule 5615(a) (3):

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

5640	Shareholder voting rights requirements.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

PART III

Item 17.	Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

The financial statements and related information of the Company are located at pages F-1 to F-63.

Item 19.	Exhibits

Exhibits	Description
1.1	Memorandum of Association of ChipMOS TECHNOLOGIES (Bermuda) LTD.(1)

1.2	Bye-laws of ChipMOS TECHNOLOGIES (Bermuda) LTD.(10)

2.1	Certificate of Incorporation of ChipMOS TECHNOLOGIES (Bermuda) LTD., dated August 15, 2000.(1)

4.1	Joint Venture Agreement, dated July 14, 1997, between Mosel Vitelic Inc. and Siliconware Precision Industries Co., Ltd.(1)

4.2	Asset Sales Agreement, dated June 14, 1999, between Microchip Technology Taiwan and ChipMOS TECHNOLOGIES INC.(1)

4.3	Tessera Compliant Chip License Agreement, dated April 20, 1999, between Tessera Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.4	License Agreement, dated April 1, 1999, between Fujitsu Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.5	Sales Agreement, dated February 10, 2000, between Sharp Corp. and ChipMOS TECHNOLOGIES INC.(1)

4.6	Raw Materials Processing Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.7	Raw Materials Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.8	Integrated Circuit Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.9	Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.10	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.11	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.12	Land Lease Agreement, dated September 1, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.13	Purchase Agreement, dated July 31, 1997, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc.(1)

4.14	Form of Share Exchange Covenant Letter from the Company to the Shareholders.(1)

4.15	Amendment to the Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC, dated September 1, 2001.(2)

4.16	Purchase Agreement, dated October 15, 2003, between ChipMOS TECHNOLOGIES INC. and DenMOS Technology Inc.(2)

4.17	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Ron How Investment Corp. (English Translation)(3)

4.18	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Yuan Shan Investment Corp. (English Translation)(3)

Exhibits	Description

4.19	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc. (English Translation)(3)

4.20	Laser Stamping Machine Lease Agreement, dated November 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.21	Automatic Stamping Machine Lease Agreement, dated December 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.22	Raw Materials Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.23	Integrated Circuit Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.24	Technology Transfer Agreement, dated December 24, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.25	Tester Equipment Lease Agreement, dated November 14, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.26	Tester Equipment Lease Agreement, dated December 3, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.27	Joint Engagement Letter, undated, by and among Ultima Electronics Corp., ChipMOS TECHNOLOGIES INC. and Sun-Fund Securities Ltd. (English Translation)(3)

4.28	Lease Agreement, dated June 1, 2002, between ChipMOS TECHNOLOGIES INC. and SyncMOS Technologies, Inc. (English Translation)(3)

4.29	Technology Transfer Agreement, dated August 1, 2002, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES (Shanghai) LTD.(3)

4.30	Promissory Note from Modern Mind Technology Limited to Jesper Limited, dated November 4, 2002.(3)

4.31	Deed of Variation, dated December 2, 2002, between Modern Mind Technology Limited and Jesper Limited.(3)

4.32	Deed of Assignment, dated December 27, 2002, between Jesper Limited and ChipMOS TECHNOLOGIES (Bermuda) LTD.(3)

4.33	Deed of Assignment, dated June 25, 2003, between Jesper Limited and ChipMOS TECHNOLOGIES INC.(3)

4.34	Agreement, dated May 3, 2003, between Jesper Limited and Modern Mind Technology Limited.(3)

4.35	Master loan agreement, dated July 12, 2004, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Modern Mind Technology Limited and Jesper Limited.(5)

4.36	Cooperation Agreement, dated March 27, 2002, between Shanghai Qingpu Industrial Zone Development (Group) Company and ChipMOS TECHNOLOGIES (Bermuda) LTD. (English Translation)(3)

4.37	Deed of assignment, dated December 17, 2003, between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.38	Supplemental deed of assignment, dated May 14, 2004 between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.39	Second supplemental deed of assignment, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.40	Assignment agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(4)

4.41	Supplemental assignment agreement, dated May 14, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(4)

4.42	Second supplemental assignment agreement, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

Exhibits	Description

4.43	Patent license agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(4)

4.44	Supplemental patent license agreement dated July 8, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.45	Second supplemental patent license agreement dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.46	Third supplemental patent license agreement dated December 30, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.47	Assembly and Testing Service Agreement, dated November 27, 2005, between ChipMOS TECHNOLOGIES INC. and Spansion LLC.(6)

4.48	Share Purchase and Subscription Agreement, dated February 13, 2007, among ChipMOS TECHNOLOGIES (Bermuda) LTD., ChipMOS TECHNOLOGIES INC. and Siliconware Precision Industries Co., Ltd.(7)

4.49	Registration Rights Agreement, dated March 27, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and Siliconware Precision Industries Co., Ltd.(7)

4.50	Share Exchange Agreement, dated as of April 12, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(9)

4.51	Assignment Agreement, dated April 12, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(8)

4.52	Form of Change In Control Severance Agreement.(9)

4.53	Southern Taiwan Science Park Administration Land Lease Agreement, dated June 1, 2007, between Southern Taiwan Science Park Administration and ChipMOS TECHNOLOGIES INC. (English Translation)(9)

4.54	Second Amendment to Assembly and Test Service Agreement, dated July 16, 2007, by and between Spansion LLC and ChipMOS TECHNOLOGIES INC.(9)

4.55	Service Agreement for Integrated Circuit Products, dated July 17, 2007, by and between ProMOS Technologies Inc. and ChipMOS TECHNOLOGIES INC. (English Translation)(9)

4.56	Registration Rights Agreement, dated August 8, 2007, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Giant Haven Investment Limited, ProMOS Technologies Inc. and Powertech Technology Inc.(9)

4.57	Third Amendment to Assembly and Test Services Agreement, dated November 30, 2007, by and between Spansion LLC and ChipMOS TECHNOLOGIES INC.(9)

4.58	Science Park Administration Land Lease Agreement, dated December 1, 2007, between Science Park Administration and ChipMOS TECHNOLOGIES INC. (English Translation)(9)

4.59	Lease Agreement, dated April 2, 2008, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(9)

4.60	Master Lease Agreement and Addendums to the Master Lease Agreement, dated November 9, 2009, between ChipMOS TECHNOLOGIES INC. and GE Money Taiwan Limited.(11)

4.61	Transfer of Claim Agreement, dated January 25, 2010, between ChipMOS TECHNOLOGIES INC. and Citigroup Financial Products Inc.(11)

4.62	Share Purchase Agreement, dated February 26, 2010, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and Siliconware Precision Industries Co., Ltd.(11)

4.63	Equipment Purchase Agreement, dated February 26, 2010, between ChipMOS TECHNOLOGIES INC. and Siliconware Precision Industries Co., Ltd.(11)

4.64	Assignment and Assumption Agreement, effective on April 22, 2011 between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ThaiLin Semiconductor Corp. (12)

Exhibits	Description

4.65	Syndicated Loan Agreement, dated July 14, 2011, between ChipMOS TECHNOLOGIES INC. and Taiwan Cooperative Bank, Bank of Taiwan and Land Bank of Taiwan as the lead Arrangers. (English Translation) (13)

4.66	Underwriting Agreement, dated October 26, 2012, between the Company, ThaiLin, Siliconware Precision, Cowen and Company, LLC and Craig-Hallum Capital Group LLC.(14)

4.67	Share Purchase Agreement, dated November 21, 2013, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ThaiLin Semiconductor Corp. (15)

4.68	Syndicated Loan Agreement, dated July 2, 2014, between ChipMOS TECHNOLOGIES INC. and Bank of Taiwan as the lead Arranger. (English Translation)

4.69	Share Purchase Agreement, dated August 14, 2014, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and Siliconware Precision Industries Co., Ltd.

4.70	Merger Agreement, dated November 12, 2014, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)

8.1	List of principal subsidiaries of ChipMOS TECHNOLOGIES (Bermuda) LTD.

11.1	Code of Business Conduct and Ethics.(4)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

15.1	Consent of independent registered public accounting firm.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-13218), filed on February 28, 2001.
(2)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2002.
(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 30, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2004.
(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 29, 2005.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-130230), filed on December 9, 2005.
(7)	Incorporated by reference to Schedule 13D filed with the United States SEC by Siliconware Precision Industries Co., Ltd. on April 4, 2007.
(8)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 8 2007.
(9)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 6, 2008.
(10)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 4, 2009.
(11)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 4, 2010.
(12)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 3, 2011.
(13)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on April 26, 2012.
(14)	Incorporated by reference to our Interim Report on Form 6-K (File No. 0-31106), filed on October 26, 2012.
(15)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on April 25, 2014.

We have not included as exhibits certain instruments with respect to our debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and it has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei, Taiwan, Republic of China, on April 24, 2015.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

By:	/s/ Shih-Jye Cheng
Name:	Shih-Jye Cheng
Title:	Chairman and Chief Executive Officer

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

ChipMOS TECHNOLOGIES (Bermuda) LTD.

We have audited the accompanying consolidated statements of financial position of ChipMOS TECHNOLOGIES (Bermuda) LTD. and subsidiaries (collectively, the “Group”) as of December 31, 2013 and 2014, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. We have also audited the Group’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Report of Independent Registered Public Accounting Firm (continued)

To the Board of Directors and Shareholders of

ChipMOS TECHNOLOGIES (Bermuda) LTD.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Moore Stephens CPA Limited

Certified Public Accountants

Hong Kong

March 12, 2015

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Income Statements

For the years ended December 31, 2012, 2013 and 2014

	Note	2012		2013		2014		2014
		NT$000		NT$000		NT$000		US$000
Revenue	4		19,220,560		19,361,930		22,005,131		696,365
Cost of revenue			(16,767,941)		(15,922,395)		(16,782,190)		(531,082)

Gross profit			2,452,619		3,439,535		5,222,941		165,283
Other operating income	6		127,949		442,411		182,272		5,768
Research and development expenses			(505,429)		(564,476)		(678,830)		(21,482)
Sales and marketing expenses			(79,936)		(107,651)		(101,811)		(3,222)
Administrative and general expenses			(637,566)		(699,126)		(755,565)		(23,910)
Other operating expenses			(48,745)		(100,849)		(144,622)		(4,577)

Operating profit			1,308,892		2,409,844		3,724,385		117,860
Finance costs	7		(228,565)		(183,005)		(140,804)		(4,456)
Other non-operating income (expense), net	8		(232,555)		289,256		391,207		12,380

Profit before tax			847,772		2,516,095		3,974,788		125,784
Income tax	9		(178,116)		(827,094)		(1,036,244)		(32,792)

Profit for the year			669,656		1,689,001		2,938,544		92,992

Attributable to:
Equity holders of the Company			629,781		1,335,348		1,663,234		52,634
Non-controlling interests			39,875		353,653		1,275,310		40,358

			669,656		1,689,001		2,938,544		92,992

Earnings per share attributable to equity holders of the Company:	10
Basic		NT$	22.92	NT$	45.55	NT$	56.33	US$	1.78
Diluted		NT$	22.25	NT$	44.27	NT$	54.99	US$	1.74

Details of dividends to equity holders of the Company for the years are set out in Note 11 to the financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2012, 2013 and 2014

	Note	2012	2013	2014	2014
		NT$000	NT$000	NT$000	US$000
Profit for the year		669,656	1,689,001	2,938,544	92,992
Other comprehensive income (loss):
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(20,192)	27,438	29,962	948

Net other comprehensive income (loss) to be reclassified to profit or loss in the subsequent periods		(20,192)	27,438	29,962	948
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Net actuarial losses	22	(75,079)	(30,574)	(14,502)	(459)
Income tax effect	9	12,763	5,198	2,465	78

Net other comprehensive loss not to be reclassified to profit or loss in the subsequent periods		(62,316)	(25,376)	(12,037)	(381)
Other comprehensive income (loss) for the year, net of tax		(82,508)	2,062	17,925	567

Total comprehensive income for the year, net of tax		587,148	1,691,063	2,956,469	93,559

Attributable to:
Equity holders of the Company		553,522	1,325,326	1,670,227	52,855
Non-controlling interests		33,626	365,737	1,286,242	40,704

		587,148	1,691,063	2,956,469	93,559

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2013 and 2014

	Note	December 31, 2013	December 31, 2014	December 31, 2014
		NT$000	NT$000	US$000
Assets
Non-current assets
Available-for-sale financial assets	12	8,594	217,708	6,889
Property, plant and equipment	13	12,811,953	13,494,889	427,053
Deferred tax assets	9	194,926	178,137	5,637
Refundable deposits		20,460	21,251	673
Prepaid rent – non-current portion	14	94,657	96,006	3,038
Other non-current assets		20,325	20,517	650

		13,150,915	14,028,508	443,940

Current assets
Inventories	15	1,519,403	1,704,666	53,945
Accounts and notes receivable	16	4,114,626	4,876,713	154,327
Other receivables	16	164,233	145,382	4,601
Short-term deposits	17	181,931	269,399	8,525
Other current assets		104,437	673,779	21,322
Cash and cash equivalents	17	13,372,770	15,265,153	483,074

		19,457,400	22,935,092	725,794

Total assets		32,608,315	36,963,600	1,169,734

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

December 31, 2013 and 2014

	Note	December 31, 2013	December 31, 2014	December 31, 2014
		NT$000	NT$000	US$000
Equity and liabilities
Capital and reserves
Issued capital	18	37,165	34,019	1,077
Reserves	19	13,386,426	14,178,666	448,692
Other component of equity	19	438,652	456,638	14,450
Treasury stock	20	(297,580)	(52,558)	(1,663)

Equity attributable to equity holders of the Company		13,564,663	14,616,765	462,556
Non-controlling interests		7,024,963	8,470,257	268,046

Total equity		20,589,626	23,087,022	730,602

Non-current liabilities
Bank loans – non-current portion	21	3,888,972	4,560,000	144,304
Long-term deferred revenue		92,084	93,424	2,956
Accrued pension cost	22	490,489	491,758	15,562
Guarantee deposit		2,192	1,694	54

		4,473,737	5,146,876	162,876

Current liabilities
Accounts payable		956,799	1,074,925	34,017
Payables to contractors and equipment suppliers		858,239	1,307,459	41,375
Other payables		1,541,409	1,905,292	60,294
Current tax payable		320,687	950,080	30,066
Receipts in advance		30,579	53,099	1,680
Deferred revenue		2,423	2,525	80
Other current liabilities		173,380	159,899	5,060
Bank loans – current portion	21	2,874,756	1,508,153	47,726
Short-term bank loans	23	786,680	1,768,270	55,958

		7,544,952	8,729,702	276,256

Total liabilities		12,018,689	13,876,578	439,132

Total equity and liabilities		32,608,315	36,963,600	1,169,734

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012, 2013 and 2014

	Attributable to equity holders of the Company
		Reserves		Other component of equity
	Share capital	Capital surplus (Note 19)	Retained earnings	Foreign currency translation reserve	Treasury stock (Note 20)	Total	Non-controlling interests	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000

January 1, 2012	39,041	15,123,913	(3,912,048)	433,902	(924,781)	10,760,027	3,974,843	14,734,870
Profit for the year	—	—	629,781	—	—	629,781	39,875	669,656
Other comprehensive income	—	—	(59,253)	(17,006)	—	(76,259)	(6,249)	(82,508)

Total comprehensive income	—	—	570,528	(17,006)	—	553,522	33,626	587,148
Share-based payments	792	187,872	—	—	—	188,664	—	188,664
Repurchase / Cancellation of shares by the company	(820)	(234,273)	(70,742)	—	—	(305,835)	—	(305,835)
Disposal of shares held by a subsidiary	—	244,188	—	—	284,108	528,296	—	528,296
Capital surplus used to cover accumulated deficits	—	(3,787,431)	3,787,431	—	—	—	—	—
Cash dividend (Note 11)	—	—	(117,521)	—	—	(117,521)	—	(117,521)
Other movement	—	(27,811)	9,337	—	4,932	(13,542)	(12,779)	(26,321)

December 31, 2012	39,013	11,506,458	266,985	416,896	(635,741)	11,593,611	3,995,690	15,589,301
Profit for the year	—	—	1,335,348	—	—	1,335,348	353,653	1,689,001
Other comprehensive income	—	—	(31,778)	21,756	—	(10,022)	12,084	2,062

Total comprehensive income	—	—	1,303,570	21,756	—	1,325,326	365,737	1,691,063
Share-based payments	593	187,501	—	—	—	188,094	—	188,094
Repurchase / Cancellation of shares by the company	(102)	(28,428)	(11,675)	—	—	(40,205)	—	(40,205)
Disposal of shares held by a subsidiary	(2,339)	(190,900)	—	—	338,161	144,922	—	144,922
Partial disposal of a subsidiary	—	399,626	(9,755)	—	—	389,871	3,146,906	3,536,777
Cash dividend (Note 11)	—	—	(122,491)	—	—	(122,491)	—	(122,491)
Changes in non-controlling interests	—	—	—	—	—	—	(483,370)	(483,370)
Other movement	—	71,554	13,981	—	—	85,535	—	85,535

December 31, 2013	37,165	11,945,811	1,440,615	438,652	(297,580)	13,564,663	7,024,963	20,589,626
Profit for the year	—	—	1,663,234	—	—	1,663,234	1,275,310	2,938,544
Other comprehensive income	—	—	(10,993)	17,986	—	6,993	10,932	17,925

Total comprehensive income	—	—	1,652,241	17,986	—	1,670,227	1,286,242	2,956,469
Share-based payments	473	234,967	—	—	—	235,440	—	235,440
Repurchase / Cancellation of shares by the company	(1,170)	(322,533)	(345,758)	—	(52,558)	(722,019)	—	(722,019)
Disposal of shares held by a subsidiary	(2,449)	(149,222)	(145,982)	—	297,580	(73)	—	(73)
Partial disposal of a subsidiary	—	8,979	—	—	—	8,979	24,707	33,686
Cash dividend (Note 11)	—	—	(123,392)	—	—	(123,392)	—	(123,392)
Changes in non-controlling interests	—	—	—	—	—	—	134,345	134,345
Other movement	—	(22,781)	5,721	—	—	(17,060)	—	(17,060)

December 31, 2014	34,019	11,695,221	2,483,445	456,638	(52,558)	14,616,765	8,470,257	23,087,022

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2012, 2013 and 2014

	Note	2012	2013	2014	2014
		NT$000	NT$000	NT$000	US$000
Cash flows from operating activities
Profit before tax		847,772	2,516,095	3,974,788	125,784
Adjustments to reconcile profit before tax to net cash flows:
Depreciation of property, plant and equipment	13	4,623,038	3,292,144	2,906,086	91,965
Amortization of assets		8,775	2,804	2,880	91
(Reversal) / allowance for impairment of accounts and notes receivable	16	(2,410)	7,415	(161)	(5)
Reversal of impairment of other receivables	16	—	(64,779)	—	—
Interest expense	7	227,765	180,426	132,651	4,198
Interest income	8	(31,823)	(42,722)	(64,352)	(2,036)
Impairment of available-for-sale financial assets		27,486	3,041	—	—
Impairment of property, plant and equipment		6,843	671	—	—
Impairment of other non-current assets		1,540	220	—	—
(Gain) / loss on disposal of property, plant and equipment, net		14,013	(121,212)	(41,784)	(1,322)
Share-based payments		181,763	232,590	281,614	8,912
Deferred income		(2,324)	(2,375)	(2,440)	(77)
Accrued pension cost		167,012	(22,797)	(13,231)	(419)
Changes in operating assets and liabilities:
Accounts and notes receivable		(326,855)	(1,926)	(761,925)	(24,112)
Other receivables		(68,905)	81,401	60,055	1,900
Inventories		(154,023)	168,486	(185,263)	(5,863)
Other current assets		(35,971)	(1,103)	(569,197)	(18,013)
Short-term deposits		(343,560)	354,006	(87,000)	(2,753)
Accounts payable		(240,653)	66,722	118,126	3,738
Other payables		2,574	(127,698)	294,980	9,335
Receipts in advance		(159,352)	4,464	22,518	713
Other current liabilities		24,940	(29,638)	(13,479)	(427)

		4,767,645	6,496,235	6,054,866	191,609
Interest received		28,659	41,343	64,701	2,048
Interest paid		(228,486)	(180,525)	(132,554)	(4,195)
Income tax paid		(40,809)	(133,881)	(387,097)	(12,250)

Net cash generated from operating activities		4,527,009	6,223,172	5,599,916	177,212

Cash flows from investing activities
Proceeds from sales of property, plant and equipment		37,848	151,093	3,973	126
Acquisition of property, plant and equipment		(2,748,627)	(3,251,283)	(3,119,021)	(98,703)
Acquisition of available-for-sale financial assets		—	—	(209,114)	(6,618)
Decrease (increase) in refundable deposits		345	610	(791)	(25)
Decrease (increase) in financial assets at fair value through profit or loss		110,647	93,955	(468)	(15)

Net cash used in investing activities		(2,599,787)	(3,005,625)	(3,325,421)	(105,235)

Cash flows from financing activities
Proceeds from short-term bank loans		—	420,199	981,590	31,063
Proceeds from long-term bank loans		595,927	23,801	6,000,000	189,873
Payments on short-term bank loans		(180,435)	—	—	—
Payments on long-term bank loans		(796,528)	(2,227,800)	(6,695,575)	(211,885)
Decrease in guarantee deposits		538	(286)	(498)	(15)
Cash received (paid) in respect of share-based payment		6,901	(44,496)	22,638	716
Payments on repurchase of shares		(305,835)	(40,205)	(722,019)	(22,849)
Proceeds from disposal of shares held by a subsidiary		528,296	144,922	—	—
Payments on disposal of shares held by a subsidiary		—	—	(73)	(2)
Proceeds from partial disposal of a subsidiary		—	3,536,777	33,686	1,066
Cash dividend	11	(117,521)	(122,491)	(123,392)	(3,905)
Changes in non-controlling interests		(43,688)	(385,194)	128,706	4,073

Net cash (used in) generated from financing activities		(312,345)	1,305,227	(374,937)	(11,865)

Net increase in cash and cash equivalents		1,614,877	4,522,774	1,899,558	60,112
Effect of foreign exchange rate changes		2,683	(13,620)	(7,175)	(227)
Cash and cash equivalents at beginning of year		7,246,056	8,863,616	13,372,770	423,189

Cash and cash equivalents at end of year	17	8,863,616	13,372,770	15,265,153	483,074

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

1.	Corporate and group information

ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company” or “ChipMOS Bermuda”) was incorporated under the laws of Bermuda on August 1, 2000, and its common shares have been traded on the NASDAQ Global Market since June 2001 and traded on the NASDAQ Global Select Market since July 1, 2006. In February 2010, ChipMOS Bermuda submitted an application to the NASDAQ Stock Market to transfer its listing to the NASDAQ Capital Market from the NASDAQ Global Select Market. The NASDAQ Stock Market has determined that the Company meets the NASDAQ Capital Market initial listing criteria set forth in Listing Rule 5505. Its common shares have been traded on the NASDAQ Capital Market since March 17, 2010.

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

As of December 31, 2014, the consolidated financial statements of the Company include:

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

1.	Corporate and group information (continued)

ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) was incorporated in Taiwan on July 28, 1997 as a joint venture company between Mosel Vitelic Inc. and Siliconware Precision Industries Co. Ltd. (“SPIL”). Its operations consist of testing and assembly of semiconductors. In connection with a corporate restructuring on January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of ChipMOS Taiwan executed a Purchase and Subscription Agreement whereby they transferred their shares of ChipMOS Taiwan to ChipMOS Bermuda in exchange for 14,585 thousand common shares in ChipMOS Bermuda. The selling shareholders, who previously held an aggregate of 70.25% of the entire outstanding common shares of ChipMOS Taiwan, thus became the holder of the entire outstanding common shares of ChipMOS Bermuda. Because 100% of the outstanding common shares of ChipMOS Bermuda were owned by former shareholders of ChipMOS Taiwan, the exchange of shares has been accounted for as a merger as if ChipMOS Bermuda was the acquirer. Equity and operations attributable to ChipMOS Taiwan shareholders not participating in the exchange offer were reflected as non-controlling interests in the historical financial statements. In March 2007, ChipMOS Bermuda, ChipMOS Taiwan and SPIL completed a share purchase and subscription transaction whereby ChipMOS Bermuda purchased 100% of SPIL’s equity interest in ChipMOS Taiwan at US$0.75 per share. SPIL also subscribed to 3,043,749 newly issued common shares of ChipMOS Bermuda through a private placement of US$6.28 per share. After the transaction, ChipMOS Taiwan became a 99.14% subsidiary of ChipMOS Bermuda and SPIL owned 14.7% of ChipMOS Bermuda. In September 2007, another share exchange transaction was completed whereby ChipMOS Bermuda offered to exchange one share of ChipMOS Bermuda for 8.4 shares of ChipMOS Taiwan shares. The exchange was completed in September 2007 and ChipMOS Taiwan became a wholly-owned subsidiary of ChipMOS Bermuda. In February 2010, ChipMOS Bermuda entered into a Share Purchase Agreement with SPIL to sell to SPIL the holding of 133,000 thousand common shares of ChipMOS Taiwan for a consideration of NT$1,630,580 thousand. In January 2011, the transaction was completed. As part of ChipMOS Taiwan’s listing plan on the Taiwan Stock Exchange (“TWSE”), on April 16, 2013, ChipMOS Bermuda completed the sale of 6.5 million outstanding ChipMOS Taiwan shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters of the TWSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan. On October 3, 2013, ChipMOS Bermuda completed the sale of 180.0 million outstanding ChipMOS Taiwan shares, at the price of NT$20.0 per share to investors and certain non-US employees of ChipMOS Taiwan. Also on April 9, 2014, ChipMOS Bermuda completed the sale of 1.3 million outstanding ChipMOS Taiwan shares, at the price of NT$26.5 per share as “green shoe” option to market investors. As of December 31, 2014, ChipMOS Bermuda owned 60.38% (2013:62.09%) of ChipMOS Taiwan’s outstanding shares without any “green shoe” option outstanding.

ThaiLin Semiconductor Corp. (“ThaiLin”) was incorporated on May 15, 1996 and is listed on the GreTai Securities Market in Taiwan. ThaiLin is engaged in wafer and semiconductor testing services. On December 31, 2002, ChipMOS Taiwan acquired an equity interest of 41.8% in ThaiLin. On December 1, 2003, ChipMOS Taiwan obtained controlling influence over ThaiLin’s decisions on its operations, personnel and financial policies. Therefore, ThaiLin has been consolidated into these financial statements from December 1, 2003 in spite of the fact that ChipMOS Taiwan holds an equity interest of less than 50% in ThaiLin. As of December 31, 2014, ChipMOS Taiwan held a 47.54% (2013: 47.54%) equity interest in ThaiLin.

ChipMOS U.S.A., Inc. (“ChipMOS USA”) was incorporated in the United States of America in October 1999. It engages in sales and customer services and all the expenses incurred from these activities are charged to current income. ChipMOS USA began generating revenue in 2001. As of December 31, 2014, ChipMOS Taiwan owned 100% (2013: 100%) of the outstanding shares of ChipMOS USA.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

1.	Corporate and group information (continued)

MODERN MIND TECHNOLOGY LIMITED (“Modern Mind”) was incorporated in the British Virgin Islands on January 29, 2002. Modern Mind conducts its operations through ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”). ChipMOS Shanghai a wholly-owned subsidiary of Modern Mind was established in the People’s Republic of China (“PRC”) on June 7, 2002. ChipMOS Shanghai is engaged in wafer testing, semiconductor assembly and testing, and module and subsystem manufacturing. ChipMOS Shanghai commenced commercial production in 2003. ChipMOS Bermuda acquired a 100% equity interest in Modern Mind on December 12, 2002, and then transferred it to Jesper Limited (“Jesper”) on December 31, 2002. In December 2002 and 2003, ChipMOS Bermuda acquired from Jesper and ChipMOS Taiwan, respectively, convertible notes issued by Modern Mind (“MMT Notes”) that are convertible into a controlling equity interest in Modern Mind if the repayment is not made when due. Under an Assignment and Assumption Agreement signed on April 22, 2011, ChipMOS Bermuda agreed to sell the MMT Notes to ThaiLin for a purchase price US$39,950 thousand. On October 3, 2011, the transaction was completed. On October 3, 2011, ThaiLin converted the MMT Notes into common shares of Modern Mind and purchased all of the remaining common shares of Modern Mind from Jesper. Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai, became wholly-owned subsidiaries of ThaiLin. ChipMOS Bermuda’s interest in ChipMOS Shanghai was reduced to 36.11% then. Prior to October 3, 2011, ChipMOS Bermuda consolidated Modern Mind and its wholly-owned subsidiary, ChipMOS Shanghai in reliance on International Accounting Standard 27 (Revised) “Consolidated and Separate Financial Statements”. ChipMOS Bermuda had a parent-subsidiary relationship with Modern Mind by means other than record ownership of voting stock. This relationship was based on ChipMOS Bermuda’s power to direct or cause the direction of the management and policies of Modern Mind and ChipMOS Shanghai. As of December 31, 2014, ThaiLin owned 100% (2013: 100%) of the outstanding shares of Modern Mind and Modern Mind owned 100% (2013: 100%) of the interests of ChipMOS Shanghai.

2.	Basis of preparation of financial statements and principal accounting policies

a)	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) of the IASB.

These consolidated financial statements have been prepared under the historical cost convention except for accrued pension cost which has been measured at fair value. These consolidated financial statements are presented in New Taiwan dollars (“NT$”), which is the Company’s functional currency.

b)	Adoption of new and revised International Financial Reporting Standards

In the preparation of the financial statements for the year ended December 31, 2014, the Group has applied, for the first time, the following revised standards and a new interpretation issued by the IASB.

IAS 32 Amendments	Offsetting Financial Assets and Financial Liabilities

IAS 36 Amendments	Recoverable Amount Disclosures for Non-Financial Assets

IAS 39 Amendments	Novation of Derivatives and Continuation of Hedge Accounting

IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments	Investment Entities

IFRIC -Int 21	Levies

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

2.	Basis of preparation of financial statements and principal accounting policies (continued)

b)	Adoption of new and revised International Financial Reporting Standards (continued)

The adoption of the above revised standards and interpretation has had no significant effect on these consolidated financial statements.

c)	Basis of consolidation

The consolidated financial statements include the accounts of ChipMOS Bermuda and all entities controlled by ChipMOS Bermuda. The financial statements of subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described in the accounting policy for subsidiaries below. A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

The Company’s consolidated financial statements for the years ended December 31, 2012, 2013 and 2014 include the financial results of ChipMOS Taiwan and its subsidiaries, ThaiLin, ChipMOS USA, Modern Mind and ChipMOS Shanghai.

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

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any investment retained and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The Group’s share of components previously recognized in other comprehensive income is reclassified to income statements or retained profits, as appropriate, on the same basis as would be required if the Group had directly disposed of the related assets or liabilities.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

2.	Basis of preparation of financial statements and principal accounting policies (continued)

d)	Significant judgments and estimates

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the recorded amounts of assets, liabilities, revenue and expenses of the Group. The Group continually evaluates these estimates, including those related to share-based payments, impairment of receivables, impairment of non-financial assets, depreciation of property, plant and equipment, defined benefit plans, deferred tax assets and deferred tax liabilities. The Group bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Management has considered the development, selection and disclosure of the Group’s critical accounting policies and estimates.

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments which have the most significant effect on the amounts recognized in the consolidated financial statements:

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

2.	Basis of preparation of financial statements and principal accounting policies (continued)

d)	Significant judgments and estimates (continued)

Estimates and assumptions (continued)

Impairment of receivables

Receivables are assessed for indicators of impairment at the end of each reporting period, and are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the receivables, the estimated future cash flows of the receivables have been impacted. For the customer that we have reason to believe may have an inability to meet its financial obligations, we conduct an individual examination based on the available facts and circumstances to record a specific reserve. For the customers other than this, a general reserve is established based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. If circumstances change, the estimate of the recoverability of amounts due to us could be reduced by a material amount. Further details are disclosed in Note 16.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset’s performance of the cash generating unit being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for the extrapolation purposes. Further details are disclosed in Note 13.

Depreciation of property, plant and equipment

Property, plant and equipment are depreciated on a straight-line basis over their estimated economic useful lives. The determination of the useful lives involves management’s estimation. The Group assesses annually the useful life of the property, plant and equipment and if the expectation differs from the original estimate, such a difference may impact the depreciation in the year when the estimate is changed and the future period.

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

Deferred tax assets

Deferred tax assets are recognized for unused tax losses and tax credit to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine that amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

2.	Basis of preparation of financial statements and principal accounting policies (continued)

d)	Significant judgments and estimates (continued)

Estimates and assumptions (continued)

Deferred tax assets (continued)

The Group has NT$915,012 thousand (US$28,956 thousand) (2013: NT$1,218,080 thousand) of tax losses carried forward. These losses relate to subsidiaries that have a history of losses and may not be used to offset taxable income elsewhere in the Group. The subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, the Group has determined that it cannot recognize deferred tax assets on the tax losses carried forward.

Deferred tax liabilities

In the opinion of the directors, the Company controls the dividend policy of its subsidiaries in the Republic of China (“ROC”) and it is probable that the temporary differences arising from the withholding tax on dividends declared in respect of the profits earned by the Company’s subsidiaries in the ROC will not reverse in the foreseeable future.

Further details on deferred taxes are disclosed in Note 9.

e)	Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost, less provision for depreciation and impairment losses, if any.

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

Depreciation is provided on the straight-line method, based on the estimated economic useful life of the individual assets, as follows:

Buildings and auxiliary equipment	1 to 54 years
Machinery and equipment	1 to 6 years
Tools	1 to 5 years
Other equipment	1 to 7 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

2.	Basis of preparation of financial statements and principal accounting policies (continued)

e)	Property, plant and equipment and depreciation (continued)

An item of property, plant and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the consolidated income statements in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

f)	Impairment of non-financial assets

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

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated income statements in the period in which it arises in those expense categories consistent with the function of the impaired asset.

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

g)	Inventories

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

2.	Basis of preparation of financial statements and principal accounting policies (continued)

h)	Investments and other financial assets

Initial recognition and measurement

The Group’s financial assets are classified, at initial recognition, into financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity investments and available-for-sale financial investments. When financial assets are recognised initially, they are measured at fair value plus transaction costs that are attributable to the acquisition of the financial assets.

All regular way purchases or sales of financial assets are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

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

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets at FVTPL include financial assets held for trading and those designated as at FVTPL upon initial recognition.

A financial asset is classified as held for trading if it has been acquired principally for the purpose of selling in the near future; or it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or it is a derivative that is not designated and effective as a hedging instrument.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•

the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•

it forms part of a contract containing one or more embedded derivatives, and IAS 39 “Financial Instruments: Recognition and Measurement” permits the entire combined contract (asset or liability) to be designated as at FVTPL.

There were no financial assets at FVTPL at the end of the reporting periods.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

2.	Basis of preparation of financial statements and principal accounting policies (continued)

h)	Investments and other financial assets (continued)

Subsequent measurement (continued)

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

Available-for-sale financial investments

Available-for-sale financial investments are non-derivative financial assets in unlisted equity investments. Equity investments classified as available for sale are those which are neither classified as held for trading nor designated as at fair value through profit or loss.

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

The Group evaluates whether the ability and intention to sell its available-for-sale financial investments in the near term are still appropriate. When, in rare circumstances, the Group is unable to trade these financial assets due to inactive markets, the group may elect to reclassify these financial assets if management has the ability and intention to hold the assets for the foreseeable future or until maturity.

i)	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortised cost

For financial assets carried at amortised cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

2.	Basis of preparation of financial statements and principal accounting policies (continued)

i)	Impairment of financial assets (continued)

Financial assets carried at amortised cost (continued)

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in the consolidated income statement. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Group.

If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to other expenses in the consolidated income statement.

j)	Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•	the rights to receive cash flows from the asset have expired; or

•

the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

2.	Basis of preparation of financial statements and principal accounting policies (continued)

k)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

The Group’s financial liabilities include bank loans, accounts payable and other monetary liabilities.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the consolidated income statements when the liabilities are derecognized as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in the consolidated income statements.

l)	Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the consolidated income statements.

m)	Dividends

Dividends are simultaneously proposed and declared, because the Company’s Bye Laws grant the directors the authority to declare dividends. Consequently, dividends are recognized immediately as a liability when they are proposed and declared.

n)	Operating lease charges

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

2.	Basis of preparation of financial statements and principal accounting policies (continued)

o)	Treasury stock

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

p)	Provisions

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

q)	Foreign currency translation

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

2.	Basis of preparation of financial statements and principal accounting policies (continued)

r)	Revenue recognition

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

s)	Government grant

The grant relates to land use rights in the PRC. Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the costs, which it is intended to compensate, are expensed.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the consolidated income statement over the expected useful life of the relevant asset by equal annual installments or deducted from the carrying amount of the asset and released to the consolidated income statement by way of a reduced depreciation charge.

Where the Group receives grants of non-monetary assets, the grants are recorded at the fair value of the non-monetary assets and released to the consolidated income statements over the expected useful lives of the relevant assets by equal annual installments.

t)	Research and development costs

Research and development costs are expensed in the period in which it is incurred.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

2.	Basis of preparation of financial statements and principal accounting policies (continued)

u)	Borrowing costs

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

v)	Pension and other post-employment benefits

The Group operates defined contribution and defined benefit plans in the ROC and the PRC. For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement plans, the cost of providing benefit is recognized based on actuarial calculations.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the year end. Actuarial gains and losses are recognized in other comprehensive income in the period which they incur. Past service costs are recognized in the consolidated income statements on the earlier of the date of the plan amendment or curtailment, and the date that the Group recognizes restructuring-related costs. Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognizes the changes in the net defined benefit obligation, including i) service costs comprising current service costs, past service costs, gains and losses on curtailments and non-routine settlements, and ii) net interest expense or income, under cost of revenue, research and development expenses, sales and marketing expenses and administrative and general expenses in the consolidated income statements.

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

w)	Share-based payments

Employees of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions) or share appreciation rights, which are settled in cash (cash-settled transactions).

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

2.	Basis of preparation of financial statements and principal accounting policies (continued)

w)	Share-based payments (continued)

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

When the terms of an equity-settled award are modified, as a minimum, the services received measured at the grant date fair value of the equity instruments granted should be recognized, unless those equity instruments do not vest because of failure to satisfy a vesting condition (other than a market condition) that was specified at grant date. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the Group or the employee are not met. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

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

x)	Income tax

Income tax represents the sum of current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

2.	Basis of preparation of financial statements and principal accounting policies (continued)

x)	Income tax (continued)

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•

when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:

•

when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at the end of each reporting period and are recognised to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax is calculated, without discounting, at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

2.	Basis of preparation of financial statements and principal accounting policies (continued)

y)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired.

z)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of key management personnel of the Group or the Group’s parent.

or

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group.

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	The entity and the Group are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

aa)	Subsidiaries

A subsidiary is an entity (including a structured entity) controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement with the other vote holders of the investee;

•	rights arising from other contractual arrangements; and

•	the Group’s voting rights and potential voting rights.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

2.	Basis of preparation of financial statements and principal accounting policies (continued)

bb)	Fair value measurement

The Group measures its accrued pension cost at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

3.	Translation into U.S. dollar amounts

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2014, which was NT$31.60 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

4.	Segment Information

The Group engages mainly in the research and development, manufacturing, assembly and testing of semiconductors. In accordance with IFRS 8 “Operating Segments”, the Group’s chief operating decision maker has been identified as the Chief Executive Officer / Chairman, who reviews these segment results by Testing, Assembly, Testing and Assembly for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors (“LCDD”) and Bumping when making decisions about allocating resources and assessing the performance of the Group. The information of the segments’ other assets and liabilities are not regularly provided to the Chief Executive Officer / Chairman for decision making. Financial segment information is as below:

The Group uses operating profit (loss) as the measurement for segment profit (loss) and the basis of performance assessment. There was no material inconsistency between the accounting policies of the operating segment and the accounting policies described in Note 2.

	2012
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	5,563,238	6,380,612	4,356,271	2,920,439	—	—	19,220,560
Inter-segment	14,070	42,407	—	—	45,263	(101,740)	—

Total revenue	5,577,308	6,423,019	4,356,271	2,920,439	45,263	(101,740)	19,220,560

Gross profit	561,247	401,568	1,270,199	221,247	45,263	(46,905)	2,452,619
Operating profit	163,574	52,081	1,019,533	102,623	(70,475)	41,556	1,308,892
Depreciation and amortization	(2,449,194)	(788,438)	(1,087,279)	(372,653)	(54,295)	120,046	(4,631,813)
Interest income	—	—	—	—	31,823	—	31,823
Interest expense	—	—	—	—	(227,765)	—	(227,765)
Impairment loss recognized during the year	—	—	—	—	(35,869)	—	(35,869)
Expenditure for segment assets	528,846	418,014	980,716	917,714	38	(27,433)	2,817,895
Property, plant and equipment	4,192,179	2,465,372	3,527,329	2,429,603	547	(139,747)	12,475,283

	2013
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	4,596,117	6,273,672	4,781,221	3,710,920	—	—	19,361,930
Inter-segment	4,923	130,634	—	—	44,211	(179,768)	—

Total revenue	4,601,040	6,404,306	4,781,221	3,710,920	44,211	(179,768)	19,361,930

Gross profit	720,015	768,267	1,352,510	529,290	44,211	25,242	3,439,535
Operating profit	336,959	374,420	1,057,372	332,364	165,130	143,599	2,409,844
Depreciation and amortization	(1,314,987)	(590,899)	(1,008,206)	(390,963)	(53,963)	64,070	(3,294,948)
Interest income	—	—	—	—	43,983	(1,261)	42,722
Interest expense	—	—	—	—	(181,687)	1,261	(180,426)
Impairment recognized during the year	—	—	—	—	(3,932)	—	(3,932)
Expenditure for segment assets	350,081	770,218	2,053,704	455,367	74	(4,581)	3,624,863
Property, plant and equipment	3,239,589	2,672,015	4,564,714	2,470,019	379	(134,763)	12,811,953

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

4.	Segment Information (continued)

	2014
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	US$000
Revenue
External customers	5,119,534	7,670,011	5,171,269	4,044,317	—	—	22,005,131	696,365
Inter-segment	230,663	210	—	—	49,125	(279,998)	—	—

Total revenue	5,350,197	7,670,221	5,171,269	4,044,317	49,125	(279,998)	22,005,131	696,365

Gross profit	1,673,373	1,425,201	1,295,555	755,541	49,125	24,146	5,222,941	165,283
Operating profit	1,257,818	1,003,190	1,009,052	475,156	(173,885)	153,054	3,724,385	117,860
Depreciation and amortization	(740,341)	(563,327)	(1,178,872)	(435,967)	(53,902)	63,443	(2,908,966)	(92,056)
Interest income	—	—	—	—	65,587	(1,235)	64,352	2,036
Interest expense	—	—	—	—	(133,886)	1,235	(132,651)	(4,198)
Expenditure for segment assets	773,634	977,202	1,055,768	777,258	—	(15,621)	3,568,241	112,919
Property, plant and equipment	3,256,167	3,172,127	4,407,990	2,791,221	200	(132,816)	13,494,889	427,053

Geographic information:

	2012	2013	2014	2014
	NT$000	NT$000	NT$000	US$000
Area
ROC	13,631,585	13,955,389	15,747,158	498,328
U.S.	1,400,707	830,911	745,837	23,602
Singapore	2,779,346	2,838,978	3,471,540	109,859
Korea	310,419	611,357	882,819	27,937
Japan	491,092	516,995	736,705	23,314
Others	607,411	608,300	421,072	13,325

	19,220,560	19,361,930	22,005,131	696,365

Net revenue from customers representing at least 10% of the total revenue:

	2012		2013		2014		2014
	Amount	%	Amount	%	Amount	%	Amount
	NT$000		NT$000		NT$000		US$000
Customers
Novatek Microelectronics Corp. (“Novatek”)	3,941,108	21	3,838,436	20	4,404,039	20	139,368
Micron Technology, Inc. Group (“Micron”)	2,713,780	14	2,896,514	15	3,521,646	16	111,444
Winbond Electronics Corporation (“Winbond”)	Not applicable		Not applicable		2,227,706	10	70,497

The revenue generated from the above customers is mainly from the segments of Testing, Assembly, LCDD and Bumping.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

5.	Operating costs and expenses

	2012	2013	2014	2014
	NT$000	NT$000	NT$000	US$000
Included in cost of revenue:
Employee benefit cost
Salaries	3,046,720	3,389,330	3,639,263	115,167
Labor and health insurance	240,827	273,121	287,242	9,090
Pension	274,760	180,017	183,071	5,793
Other personnel expenses	227,603	208,545	269,170	8,518
Share-based payments	91,469	103,840	114,024	3,608
Depreciation	4,575,024	3,242,409	2,855,490	90,364
Amortization	1,019	959	1,030	33
Minimum lease payment	90,615	205,494	289,258	9,154
Costs of inventories recognized as an expense	4,805,978	4,521,841	4,748,501	150,269
Included in research and development expenses:
Employee benefit cost
Salaries	293,933	351,991	448,902	14,206
Labor and health insurance	22,213	27,062	33,939	1,074
Pension	33,954	16,265	19,741	625
Other personnel expenses	10,471	10,191	14,662	464
Share-based payments	33,015	38,933	48,051	1,521
Depreciation	19,572	18,392	17,390	550
Minimum lease payment	1,100	887	1,663	53
Included in sales and marketing expenses:
Employee benefit cost
Salaries	44,433	51,751	51,289	1,623
Labor and health insurance	2,195	2,657	2,548	81
Pension	6,821	5,249	5,217	165
Other personnel expenses	2,705	2,233	2,386	76
Share-based payments	2,787	6,879	7,085	224
Depreciation	857	776	734	23
Amortization	8	15	15	—
Minimum lease payment	136	120	89	3
(Reversal) / allowance for impairment of accounts and notes receivable	—	7,415	(161)	(5)
Included in administrative and general expenses:
Employee benefit cost
Salaries	270,030	278,512	334,529	10,586
Labor and health insurance	16,045	17,243	17,813	564
Pension	25,082	9,241	9,848	312
Other personnel expenses	12,440	7,570	10,523	333
Share-based payments	54,492	82,938	112,454	3,559
Depreciation	27,585	30,567	32,472	1,028
Amortization	7,748	1,830	1,835	58
Minimum lease payment	6,014	6,971	8,506	269
Included in other operating expenses:
Loss on disposal of property, plant and equipment	37,327	85	538	17
Impairment of property, plant and equipment	6,843	671	—	—
Impairment of other non-current assets	1,540	220	—	—

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

6.	Other operating income

	2012	2013	2014	2014
	NT$000	NT$000	NT$000	US$000
Gain on disposal of property, plant and equipment	23,314	121,297	42,322	1,339
Deferred income	2,324	2,375	2,440	77
Gain on disposal of patent	8,979	—	—	—
Reversal of allowance for impairment of accounts and notes receivable	2,410	—	—	—
Reversal of allowance for impairment of other receivable	—	64,779	—	—
Gain on disposal of scrapped material	54,700	38,322	45,397	1,437
Reversal of accrued royalty fees (Note 24a)	—	140,435	—	—
Compensation of insurance	—	3,601	12,172	385
Settlement of advance and sundry credit	11,295	11,271	35,241	1,115
Others	24,927	60,331	44,700	1,415

	127,949	442,411	182,272	5,768

7.	Finance costs

	2012	2013	2014	2014
	NT$000	NT$000	NT$000	US$000
Interest on bank loans	253,364	204,710	146,397	4,633
Less: amounts capitalized in qualifying assets	(25,599)	(24,284)	(13,746)	(435)

	227,765	180,426	132,651	4,198
Finance expenses	800	2,579	8,153	258

	228,565	183,005	140,804	4,456

8.	Other non-operating income (expense), net

	2012	2013	2014	2014
	NT$000	NT$000	NT$000	US$000
Interest income	31,823	42,722	64,352	2,036
Foreign exchange gains (losses), net	(248,288)	233,990	306,931	9,713
Impairment of available-for-sale financial assets	(27,486)	(3,041)	—	—
Gain on disposal of financial assets at fair value through profit or loss	4,262	7,143	12,212	387
Others	7,134	8,442	7,712	244

	(232,555)	289,256	391,207	12,380

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

9.	Income tax

The Company is an exempted company incorporated in Bermuda, a tax-free country.

Income tax expense arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions, based on existing legislation, interpretations and practices in respect thereof.

The statutory tax rates for the years ended December 31, 2012, 2013 and 2014 for ChipMOS Taiwan, ThaiLin and ChipMOS Shanghai were 17%, 17% and 25%, respectively.

The major components of income tax expense for the years ended December 31, 2012, 2013 and 2014 are:

	2012	2013	2014	2014
	NT$000	NT$000	NT$000	US$000
Current income tax:
Current income tax charge	41,421	402,119	1,021,331	32,321
Adjustments in respect of current income tax of previous year	1	21,641	(4,341)	(138)
Deferred tax:
Relating to origination and reversal of temporary differences	136,694	403,334	19,254	609

Income tax expense reported in the consolidated income statements	178,116	827,094	1,036,244	32,792

Deferred tax charged to other comprehensive income:

	2012	2013	2014	2014
	NT$000	NT$000	NT$000	US$000
Net actuarial losses	12,763	5,198	2,465	78

Reconciliation of income tax expense and the accounting profit before income tax:

	2012	2013	2014	2014
	NT$000	NT$000	NT$000	US$000
Profit before tax	847,772	2,516,095	3,974,788	125,784

Income tax at 17%	144,121	427,736	675,714	21,383
Income tax effect of different tax rates	85,228	232,652	266,559	8,435
Permanent differences	(56,285)	(38,485)	(6,129)	(194)
Deferred tax assets not recognized	55,403	45,171	19,771	626
Temporary differences not recognized	(109,393)	8,262	(17,778)	(564)
10% income tax on unappropriated earnings	59,042	151,758	98,107	3,106

Income tax expense reported in the consolidated income statements	178,116	827,094	1,036,244	32,792

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

9.	Income tax (continued)

The details of deferred tax assets (liabilities) are as follows:

	January 1,	Profit and loss	Other comprehensive income	December 31,	December 31,
	NT$000	NT$000	NT$000	NT$000	US$000
Year of 2013
Unrealized exchange gains (losses)	(103)	(6,784)	—	(6,887)
Accounts receivable	31,912	(20,041)	—	11,871
Inventories	7,722	5,867	—	13,589
Property, plant and equipment	34,156	(21,479)	—	12,677
Deferred income	79,076	(9,551)	—	69,525
Share-based payments	362	280	—	642
Losses carried forward	348,676	(348,676)	—	—
Tax credit	69,086	(69,086)	—	—
10% income tax on unappropriated earnings	(56,871)	56,871	—	—
Provision	—	7,038	—	7,038
Financing charges	—	4,312	—	4,312
Accrued pension cost	79,046	(2,716)	5,198	81,528
Other	—	631	—	631

	593,062	(403,334)	5,198	194,926

Year of 2014
Unrealized exchange gains (losses)	(6,887)	(1,642)	—	(8,529)	(270)
Accounts receivable	11,871	(1,765)	—	10,106	320
Inventories	13,589	(252)	—	13,337	422
Property, plant and equipment	12,677	(3,338)	—	9,339	296
Deferred income	69,525	(9,550)	—	59,975	1,898
Share-based payments	642	414	—	1,056	33
Provision	7,038	3,273	—	10,311	326
Financing charges	4,312	(4,312)	—	—	—
Accrued pension cost	81,528	(1,986)	2,465	82,007	2,595
Other	631	(96)	—	535	17

	194,926	(19,254)	2,465	178,137	5,637

At December 31, 2014, the Group has tax losses arising in the PRC of approximately NT$915,012 thousand (US$28,956 thousand) (2013: NT$1,218,080 thousand) that are available for offsetting against future taxable profits of the Group companies in which the losses arose and will expire after five years if not fully utilized by the Group. Deferred tax assets have not been recognized in respect of these losses as it is not considered probable that taxable profits will be available against which these tax losses can be utilized.

As of December 31, 2014, the temporary differences associated with withholding tax on dividends from the Company’s subsidiaries in the ROC not recognized as deferred tax liabilities amounted to NT$3,003,336 thousand (US$95,042 thousand) (2013: NT$2,169,473 thousand).

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

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

The following reflects the income and share data used in the basic and diluted EPS computations:

	2012		2013		2014		2014
	NT$000		NT$000		NT$000		US$000
Profit attributable to equity holders of the Company for basic earnings		629,781		1,335,348		1,663,234		52,634
Weighted average number of ordinary shares for basic EPS (in thousands)*		27,477		29,319		29,527		29,527
Earnings per share – basic	NT$	22.92	NT$	45.55	NT$	56.33	US$	1.78
Profit attributable to equity holders of the Company for diluted earnings		629,781		1,335,348		1,663,234		52,634
Weighted average number of ordinary shares for basic EPS (in thousands)*		27,477		29,319		29,527		29,527
Effect of dilution:
Share options (in thousands)		828		843		717		717
Weighted average number of ordinary shares for diluted EPS (in thousands)*		28,305		30,162		30,244		30,244
Earnings per share – diluted	NT$	22.25	NT$	44.27	NT$	54.99	US$	1.74

*	The weighted average number of shares takes into account the weighted average effect of changes in treasury share transaction during the year.

11.	Dividend

	2012	2013	2014	2014
	NT$000	NT$000	NT$000	US$000
Dividend declared and paid of US$0.14 (2012 and 2013: US$0.14) per ordinary share	117,521	122,491	123,392	3,905

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

12.	Available-for-sale financial assets

	December 31, 2013	December 31, 2014	December 31, 2014
	NT$000	NT$000	US$000
Unlisted equity investments, at cost	28,594	237,708	7,522
Less: Allowance for impairment losses	(20,000)	(20,000)	(633)

	8,594	217,708	6,889

13.	Property, plant and equipment

		Buildings
	Land	and auxiliary equipment	Machinery and equipment	Tools	Other equipment	Total	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	US$000
Cost
January 1, 2013	452,738	9,762,290	39,796,893	3,308,610	4,084,158	57,404,689
Additions	—	166,241	883,934	139,420	2,435,268	3,624,863
Disposals	—	(164,826)	(1,073,909)	(25,073)	(128,115)	(1,391,923)
Reclassification	—	180,094	2,433,078	22,361	(2,635,533)	—
Exchange adjustments	—	71,342	72,854	19,100	54,472	217,768

December 31, 2013	452,738	10,015,141	42,112,850	3,464,418	3,810,250	59,855,397
Additions	—	180,711	1,001,180	198,685	2,187,665	3,568,241
Disposals	—	(133,580)	(634,438)	(109,434)	(152,926)	(1,030,378)
Reclassification	—	31,943	1,240,121	37,708	(1,309,772)	—
Exchange adjustments	—	55,660	58,020	16,045	42,541	172,266

December 31, 2014	452,738	10,149,875	43,777,733	3,607,422	4,577,758	62,565,526	1,979,922

Accumulated depreciation and impairment
January 1, 2013	—	4,387,800	34,670,182	2,866,458	3,004,966	44,929,406
Depreciation charge for the year	—	573,805	2,287,543	241,543	189,253	3,292,144
Impairment	—	—	—	—	671	671
Disposals	—	(164,825)	(1,038,662)	(30,311)	(128,244)	(1,362,042)
Reclassification	—	(661)	12,646	(2,159)	(9,826)	—
Exchange adjustments	—	49,869	66,843	13,996	52,557	183,265

December 31, 2013	—	4,845,988	35,998,552	3,089,527	3,109,377	47,043,444
Depreciation charge for the year	—	582,971	1,946,727	230,819	145,569	2,906,086
Impairment	—	—	—	—	—	—
Disposals	—	(133,580)	(635,085)	(108,813)	(149,157)	(1,026,635)
Reclassification	—	—	(41,134)	—	41,134	—
Exchange adjustments	—	40,212	53,766	12,680	41,084	147,742

December 31, 2014	—	5,335,591	37,322,826	3,224,213	3,188,007	49,070,637	1,552,869

Net book value
January 1, 2013	452,738	5,374,490	5,126,711	442,152	1,079,192	12,475,283

December 31, 2013	452,738	5,169,153	6,114,298	374,891	700,873	12,811,953

December 31, 2014	452,738	4,814,284	6,454,907	383,209	1,389,751	13,494,889	427,053

As of December 31, 2013 and 2014, certain of the above property, plant and equipment were pledged as collateral for long-term and short-term bank loans (Notes 21, 23 and 28).

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

14.	Prepaid rent

	December 31, 2013	December 31, 2014	December 31, 2014
	NT$000	NT$000	US$000
Prepaid rent – current	2,519	2,624	83
Prepaid rent – non-current	94,657	96,006	3,038

	97,176	98,630	3,121

Prepaid rent represents government grant of land use rights. The land use rights were pledged as of December 31, 2013 and 2014 (Note 28). The current portion is included in other current assets.

There are no unfulfilled conditions or contingencies attached to these grants.

15.	Inventories

	December 31, 2013	December 31, 2014	December 31, 2014
	NT$000	NT$000	US$000
Raw materials	1,302,652	1,532,628	48,501
Work in process	220,044	182,331	5,770
Finished goods	84,394	72,288	2,287

	1,607,090	1,787,247	56,558
Less: Allowance for impairment losses	(87,687)	(82,581)	(2,613)

	1,519,403	1,704,666	53,945

During 2013, NT$22,628 thousand was recognized as an expense for inventories carried at net realizable value. This was recognized in cost of revenue.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

16.	Accounts and notes and other receivables

	December 31, 2013	December 31, 2014	December 31, 2014
	NT$000	NT$000	US$000
Accounts receivable	4,119,891	4,881,649	154,483
Notes receivable	2,207	2,375	75
Less: Allowance for impairment losses	(7,472)	(7,311)	(231)

	4,114,626	4,876,713	154,327

Other receivables	164,710	145,859	4,616
Less: Allowance for impairment losses	(477)	(477)	(15)

	164,233	145,382	4,601

	4,278,859	5,022,095	158,928

The movements in allowance for impairment of accounts and other receivables during the year are as follows:

	Accounts receivable NT$000	Other receivables NT$000
January 1, 2013	57	64,783
Impairment losses reversed	—	(64,779)
Impairment losses recognized	7,415	473

December 31, 2013	7,472	477
Impairment losses reversed	(161)	—

December 31, 2014	7,311	477

December 31, 2014 (US$000)	231	15

The individually impaired receivables related to customers that were in financial difficulties or other factors, e.g. the customers were in default or delinquency in interest or principal payments and only a portion of the receivables is expected to be recovered.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

16.	Accounts and notes and other receivables (continued)

Ageing of accounts receivable which are past due but not impaired is as follows:

	December 31, 2013	December 31, 2014	December 31, 2014
	NT$000	NT$000	US$000
≤ 1 month	84,476	71,823	2,273
1 – 2 months	7,289	18	—
2 – 3 months	732	3	—
3 – 4 months	531	—	—
> 4 months	2	50	2

	93,030	71,894	2,275

Receivables that were neither past due nor impaired relate to a large number of diversified customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, the management of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

17.	Cash and cash equivalents and short-term deposits

	December 31, 2013	December 31, 2014	December 31, 2014
	NT$000	NT$000	US$000
Short-term deposits	5,029,105	5,413,684	171,319
Cash	534	537	17
Cash at banks	8,525,062	10,120,331	320,263

	13,554,701	15,534,552	491,599
Less:
Short-term deposits with a maturity date of more than three months	(101,400)	(188,400)	(5,962)
Restricted short-term deposits (Note 28)	(80,531)	(80,999)	(2,563)

	(181,931)	(269,399)	(8,525)

Cash and cash equivalents	13,372,770	15,265,153	483,074

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between 7 days and 6 months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

17.	Cash and cash equivalents and short-term deposits (continued)

As of December 31, 2013 and 2014, the above restricted short-term deposits were pledged as collateral (Note 28).

Cash and short-term deposits of NT$694,305 thousand (US$21,972 thousand) (2013: NT$419,679 thousand) are held in the PRC and are subject to local exchange control regulations. These local exchange control regulations provide for restrictions on exporting capital from the country, other than through normal dividends.

18.	Issued capital

	December 31, 2012	December 31, 2013	December 31, 2014
	thousands	thousands	thousands
Authorized shares
Ordinary shares	62,500	62,500	62,500
Preferred shares	18,750	18,750	18,750

	December 31, 2012	December 31, 2013	December 31, 2014
	thousands	thousands	thousands
Ordinary shares issued and fully paid
Thousand shares	33,366	31,778	29,003

Share capital (NT$000)	39,013	37,165	34,019

			(US$1,077 thousand)

The par value of ordinary shares issued was US$0.04 per share.

The movement of ordinary shares issued is set out below:

	2012	2013	2014
	thousands	thousands	thousands
January 1	33,398	33,366	31,778
Share option	668	499	391
Treasury stock	(700)	(2,087)	(3,166)

December 31	33,366	31,778	29,003

On November 12, 2014, the Board of Directors of the Company approved a share repurchase program for repurchase of ordinary shares by the Company of up to US$15.0 million. As of December 31, 2014, 73 thousand shares were repurchased and recorded as treasury stock. In January 2015, a further 565 thousand shares were repurchased and all the repurchased 638 thousand shares were retired and cancelled.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

19.	Reserves and other component of equity

The reconciliation between the opening and closing balances of each component of the Group’s consolidated equity is set out in the consolidated statements of changes in equity.

Details of the Group’s capital surplus are set out below:

	December 31, 2012	December 31, 2013	December 31, 2014	December 31, 2014
	NT$000	NT$000	NT$000	US$000
Share premium	7,388,384	6,932,632	6,260,568	198,119
Share-based payment	995,610	1,080,108	1,150,855	36,419
Treasury stock	548,457	808,159	1,339,484	42,389
Convertible notes*	2,574,007	2,627,120	2,369,544	74,986
Others	—	497,792	574,770	18,189

	11,506,458	11,945,811	11,695,221	370,102

*	The convertible notes represented the share premium arising from the conversion of convertible notes. If the convertible note is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued.

20.	Treasury stock

The movement of treasury stock is set out below:

	2012		2013		2014
	thousand	NT$000	thousand	NT$000	thousand	NT$000	US$000
January 1	6,474	924,781	4,474	635,741	2,093	297,580	9,417
Disposal by a subsidiary	(2,000)	(284,108)	(2,381)	(338,161)	(2,093)	(297,580)	(9,417)
Other	—	(4,932)	—	—	73	52,558	1,663

December 31	4,474	635,741	2,093	297,580	73	52,558	1,663

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

21.	Long-term bank loans

	December 31, 2013	December 31, 2014	December 31, 2014
	NT$000	NT$000	US$000
Syndicated bank loans collateralized by equipment, repayable semi-annually from January 2012, early repaid in July 2014, interest at floating rate (2.5158% as of December 31, 2013)	2,691,000	—	—
Syndicated bank loans collateralized by land and buildings, repayable semi-annually from January 2014, early repaid in July 2014, interest at floating rate (2.5158% as of December 31, 2013)	3,028,000	—	—
Bank loans collateralized by buildings, repayable quarterly from July 2013, early repaid in December 2014, interest at floating rate (1.92% as of December 31, 2013)	425,000	—	—
Bank loans collateralized by buildings, repayable quarterly from February 2014, early repaid in March 2014, interest at floating rate (1.73% as of December 31, 2013)	400,000	—	—
Bank loans collateralized by buildings and land use right, repayable quarterly from June 2014 to March 2015, interest at floating rate (3.1645% and 3.16545% as of December 31, 2013 and December 31, 2014, respectively)	178,770	46,737	1,479
Bank loans collateralized by equipment, repayable quarterly from July 2014 to April 2015, interest at floating rate (3.1645% and 3.16545% as of December 31, 2013 and December 31, 2014, respectively)	40,958	21,416	678
Syndicated bank loans collateralized by land, buildings and equipment, repayable semi-annually from January 2015 to July 2019, interest rate at floating rate (1.8947% as of December 31, 2014)	—	6,000,000	189,873

	6,763,728	6,068,153	192,030
Less: current portion	(2,874,756)	(1,508,153)	(47,726)

	3,888,972	4,560,000	144,304

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

21.	Long-term bank loans (continued)

Unused credit lines of long-term bank loans are as follows:

	December 31, 2013		December 31, 2014
NT$000	400,000	*	4,000,000
US$000	1,825		—

*	Combined limit with short-term loan is NT$600,000 thousand.

The Group’s bank loans are mortgaged by certain land and buildings and machinery and land use rights as collateral (Note 28).

Details of the repayment schedule in respect of the bank loans are as follows:

	December 31, 2013	December 31, 2014	December 31, 2014
	NT$000	NT$000	US$000
Less than 1 year	2,874,756	1,508,153	47,726
2 to 5 years	3,888,972	4,560,000	144,304

	6,763,728	6,068,153	192,030

Under syndicated bank loans facility agreements, the Group is required to maintain certain financial ratios. As of December 31, 2013 and 2014, the Group was in compliance with the financial ratio requirements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

22.	Accrued pension cost

a)	Defined benefit plans

1)	ChipMOS Taiwan and ThaiLin have defined benefit plans that provide benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The aforementioned companies contribute an amount equal to 2% of salaries paid each month to their respective pension funds (“Funds”), which are deposited in the Labor Pension Fund Supervisory Committee’s name in Bank of Taiwan. The Labor Pension Fund Supervisory Committee shall review, supervise, and audit all matters related to the Labor Pension Fund.

The plan provides benefits that are defined by salary and period of membership and hence, the benefits do not bear a direct relationship with the assets supporting them. The plan is a final salary defined benefit plan and is a compulsory pension plan for eligible employees in accordance with the Taiwan’s Labor Standards Law. Plan benefits are paid in the form of lump sum.

The plan assets are 100% held in a commingled fund which is operated and managed by the government designated authorities. The Group does not have any rights to intervene in the fund’s investment.

2)	The amounts arising from the defined benefit obligation of the Group under the consolidated statements of financial position were as follows:

	December 31, 2013	December 31, 2014	December 31, 2014
	NT$000	NT$000	US$000
Present value of funded defined benefit obligation	(808,621)	(812,840)	(25,723)
Fair value of plan assets	318,132	321,082	10,161

Accrued pension cost	(490,489)	(491,758)	(15,562)

3)	Changes in present value of funded defined benefit obligation:

	2013	2014	2014
	NT$000	NT$000	US$000
Benefit obligation at beginning of year	787,869	808,621	25,589
Service cost	638	569	18
Interest cost	11,741	17,238	546
Actuarial losses	29,846	14,872	471
Benefit paid from plan assets	(21,473)	(28,460)	(901)

Benefit obligation at end of year	808,621	812,840	25,723

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

22.	Accrued pension cost (continued)

a)	Defined benefit plans (continued)

4)	Changes in plan assets:

	2013	2014	2014
	NT$000	NT$000	US$000
Fair value of assets at beginning of year	313,531	318,132	10,067
Expected return on plan assets	4,802	6,937	220
Actuarial (losses) / gains	(728)	370	12
Employer contributions	22,000	24,103	763
Benefits paid from plan assets	(21,473)	(28,460)	(901)

Fair value of assets at end of year	318,132	321,082	10,161

5)	The amounts recognized in the consolidated income statements, consist of:

	2013	2014	2014
	NT$000	NT$000	US$000
Service cost	638	569	18
Interest cost	11,741	17,238	546
Expected return on plan assets	(4,802)	(6,937)	(220)
Plan amendments	—	—	—

Net periodic benefit cost	7,577	10,870	344

6)	The pension costs in 2013 and 2014 were as follows:

	2013	2014	2014
	NT$000	NT$000	US$000
Cost of revenue	5,748	8,549	271
Research and development expenses	713	920	29
Sales and marketing expenses	74	98	3
Administrative and general expenses	1,042	1,303	41

	7,577	10,870	344

7)	Amounts recognized in other comprehensive income (losses) in 2013 and 2014 were as follows:

	2013	2014	2014
	NT$000	NT$000	US$000
Current year	(30,574)	(14,502)	(459)

Accumulated	(105,653)	(120,155)	(3,802)

8)	Bank of Taiwan was commissioned to manage the Fund of ChipMOS Taiwan and ThaiLin’s defined benefit pension plan in accordance with the Fund’s annual investment and utilization plan and the “Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund”. ChipMOS Taiwan and ThaiLin do not have any rights to intervene in the Funds’ investment. With regard to the utilization of the Fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. The constitution of fair value of plan assets as of December 31, 2013 and 2014, is given in the Annual Labor Retirement Fund Utilization Report published by the government.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

22.	Accrued pension cost (continued)

a)	Defined benefit plans (continued)

9)	The overall expected rate of return on plan assets was based on the historical return trends, analysts’ predictions of the market over the life of the related obligation, reference to the performance of the Funds operated by the Committee and the consideration of the effect that the minimum return should not be less than the average interest rate on a two-year time deposit published by the local banks.

10)	The major assumptions of the actuarial valuation were as follows:

	2013	2014
Discount rate used in determining present values	2.15%	2.25%
Expected future salary increase rate	3.00%~5.00%	3.50%~5.00%
The representative rates of mortality are shown below:

Age	Males	Females
25	0.0821%	0.0356%
30	0.1061%	0.0401%
35	0.1532%	0.0559%
40	0.2254%	0.0822%
45	0.3418%	0.1231%
50	0.5136%	0.1992%
55	0.7189%	0.3022%
60	1.0943%	0.4984%
65	1.6404%	0.7993%

For employees eligible for early retirement before age 65, assumed annual retirement rate is 5% for all employees.

Disability is 10% of mortality.

The turnover rates derived from turnover experience are shown below:

Sample Age	Rate
20 and below	15%~30%
25	15%~24%
30	10%~22%
35	6%~20%
40	5%~10%
45	3%~7%
50	2%~5%
55 and above	0%

The major assumptions of the actuarial valuation remain unchanged from 2013.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

22.	Accrued pension cost (continued)

a)	Defined benefit plans (continued)

11)	The significant actuarial assumptions at December 31, 2013 are shown below:

	Sensitivity analysis	Effect on Defined Benefit Obligation
	%	NT$000
Discount rate (increase)	0.25	(30,824)
Discount rate (decrease)	0.25	32,506
Salary increase rate (increase)	0.25	31,956
Salary increase rate (decrease)	0.25	(30,472)

The significant actuarial assumptions at December 31, 2014 are shown below:

	Sensitivity analysis	Effect on Defined Benefit Obligation
	%	NT$000	US$000
Discount rate (increase)	0.25	(29,666)	(939)
Discount rate (decrease)	0.25	31,236	988
Salary increase rate (increase)	0.25	30,736	973
Salary increase rate (decrease)	0.25	(29,352)	(929)

12)	The historical information of experience adjustments is as follows:

	2013	2014	2014
	NT$000	NT$000	US$000
Present value of defined benefit obligation	(808,621)	(812,840)	(25,723)
Fair value of plan assets	318,132	321,082	10,161

Present value of unfunded defined benefit obligation	(490,489)	(491,758)	(15,562)

Experience adjustments on plan liabilities	(29,846)	(14,872)	(471)

Experience adjustments on plan assets	(728)	(370)	(12)

The Group expects to make contributions of NT$24,980 thousand (US$791 thousand) during 2015.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

22.	Accrued pension cost (continued)

b)	Defined contribution plans

The pension mechanism under the Labor Pension Act (“Act”) is deemed a defined contribution plan effective July 1, 2005. Pursuant to the plan, ChipMOS Taiwan and ThaiLin have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Pursuant to the aforementioned Act and local regulations, the Group recognized expenses of NT$162,132 thousand (US$5,131 thousand) and NT$162,849 thousand in the consolidated income statements in 2014 and 2013, respectively.

ChipMOS Shanghai is required to participate in the central pension scheme operated by the local municipal government and to contribute a percentage of its payroll costs to the central pension scheme as specified by the local municipal government. ChipMOS Shanghai recognized expenses of NT$44,875 thousand (US$1,420 thousand) and NT$40,348 thousand in the consolidated income statements in 2014 and 2013, respectively.

23.	Short-term bank loans

	December 31, 2013	December 31, 2014	December 31, 2014
	NT$000	NT$000	US$000
Secured bank loans	—	24,151	764
Unsecured bank loans	786,680	1,744,119	55,194

	786,680	1,768,270	55,958

Annual interest rate	0.8621% - 1.6913%	0.8668% - 3.16545%

Unused credit lines of short-term bank loans are as follows:

	December 31, 2013	December 31, 2014
NT$000	2,275,416	3,125,486
US$000	25,000	35,498

Certain of the Group’s short-term bank loans are secured by certain assets as collateral (Note 28).

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

24.	Significant commitments and contingencies

Operating leases commitments

ChipMOS Taiwan entered into several operating lease contracts for land. These renewable operating leases will expire by 2034.

ChipMOS Taiwan entered into several operating lease contracts for machinery and equipment. These renewable operating leases will expire by 2016.

ChipMOS USA entered in several operating lease contracts for office space. These renewable operating leases will expire in 2015 and 2016, respectively.

Future minimum lease payments under those leases are as follows:

	December 31, 2013	December 31, 2014	December 31, 2014
	NT$000	NT$000	US$000
≤ 1 year	127,497	83,832	2,653
2 to 5 years	143,540	140,767	4,455
> 5 years	113,095	225,279	7,129

	384,132	449,878	14,237

Capital commitments

Capital expenditures that are contracted for, but not provided for are as follows:

	December 31, 2013	December 31, 2014
Property, plant and equipment
NT$000	265,271	910,802
US$000	—	3,532
China Yuan 000	2,518	3,454

In total, the capital commitments of the Group as at December 31, 2013 and 2014 are NT$277,576 thousand and NT$1,040,001 thousand (US$32,911 thousand), respectively.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

24.	Significant commitments and contingencies (continued)

Contingencies arising from a legal claim

a.	On April 1, 1999, Motorola, Inc. (“Motorola”) and ChipMOS Taiwan entered into an immunity agreement (the “Agreement”), that each party covenanted not to sue each other for the use of certain Ball Grid Array (“BGA”) patents pursuant to the Agreement. In December 2004, Motorola spun off its semiconductor division and thereby formed Freescale Semiconductor, Inc. (“Freescale”). Subsequently, Freescale assumed Motorola’s rights and obligations under the Agreement. On July 13, 2009, Freescale filed a complaint with the court alleging that ChipMOS Taiwan breached the Agreement by failing to pay royalties on certain BGA packages assembled by ChipMOS Taiwan. ChipMOS Taiwan filed an answer to deny all allegations and also filed counterclaims against Freescale and for declaratory judgement of patent non-infringement and invalidity. After procedures of numerous motions, discovery, summary judgment and mediation, on June 20, 2013, both parties reached a settlement agreement to settle the pending litigation in a judicial settlement conference conducted in Court. As part of the settlement agreement, ChipMOS Taiwan agreed to pay US$8,000 thousand to settle the claims in exchange for the parties entering into a new License Agreement for the use of Freescale’s BGA packaging technology from 2011 to 2015 by a royalty fee of US$1,000 thousand per year and filing a Joint Stipulation for the Dismissal of all claims pending between them. After settlement, ChipMOS Taiwan reserved the over-accrued royalty of NT$140,435 thousand (Note 6) to other operating income. The Joint Stipulation for Dismissal was filed on July 26, 2013 and the case was closed by the Court.

b.	On April 20, 1999, ChipMOS Taiwan entered into a semiconductor packaging technology license agreement with Tessera Technologies, Inc. (“Tessera”). In February 2006, ChipMOS Taiwan and ChipMOS USA received notice of a patent infringement lawsuit brought by Tessera, alleging infringement of several Tessera patents and breach of an existing license agreement with ChipMOS Taiwan. On April 21, 2008, Tessera requested that the International Trade Commission investigate ChipMOS Bermuda, ChipMOS Taiwan and ChipMOS USA on the basis of alleged violations of Section 337 of the Tariff Act of 1930. After procedures of numerous motions, discovery and mediation, on November 8, 2013, the parties reached a settlement agreement to settle the pending litigation. As part of the settlement agreement, ChipMOS Taiwan agreed to pay a one-time payment of US$1,375 thousand, including 20% Taiwan tax withholding, to Tessera in exchange for Tessera releasing, discharging and agreeing to never sue ChipMOS Bermuda, ChipMOS Taiwan and ChipMOS USA relating to the license agreement. On November 9, 2013, the parties filed a stipulation with the Court to dismiss the pending litigation and the case was closed by the Court.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

25.	Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below:

Proportion of equity interest held by non-controlling interests:

	Country of incorporation and operation	2013	2014
ChipMOS Taiwan	ROC	37.91%	39.62%
ThaiLin	ROC	70.48%	71.30%
ChipMOS Shanghai	PRC	70.48%	71.30%

	2013	2014
	NT$000	NT$000
Accumulated balances of material non-controlling interests:
ChipMOS Taiwan	4,500,684	5,759,956
ThaiLin	1,756,413	1,633,448
ChipMOS Shanghai	770,648	1,079,319

Profit (loss) allocated to material non-controlling interests:
ChipMOS Taiwan	312,240	993,576
ThaiLin	80,682	238,265
ChipMOS Shanghai	(39,312)	43,589

The summarized financial information of these subsidiaries is provided below. This information is based on amounts before inter-company eliminations.

Summarized statement of comprehensive income for 2013:

	ChipMOS Taiwan	ThaiLin	ChipMOS Shanghai
	NT$000	NT$000	NT$000
Revenue	17,255,088	1,257,033	985,366
Cost of revenue	(14,094,981)	(1,025,210)	(1,003,123)
Operating expenses	(737,767)	(81,078)	(34,988)
Finance costs	(160,047)	(16,244)	(7,975)
Other non-operating income (expenses), net	550,515	729,712	621

Profit (loss) before tax	2,812,808	864,213	(60,099)
Income tax	(534,559)	(207,874)	—

Profit (loss) for the year	2,278,249	656,339	(60,099)

Total comprehensive income (loss) for the year	2,275,203	775,106	(60,099)

Attributable to non-controlling interests	312,240	80,682	(39,312)
Dividends paid to non-controlling interests	69,750	55,815	—

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

25.	Material partly-owned subsidiaries (continued)

Summarized statement of comprehensive income for 2014:

	ChipMOS Taiwan	ThaiLin	ChipMOS Shanghai
	NT$000	NT$000	NT$000
Revenue	19,544,911	1,514,711	1,176,382
Cost of revenue	(14,895,046)	(1,096,355)	(1,087,229)
Operating expenses	(1,104,143)	(154,879)	(39,281)
Finance costs	(126,487)	(8,552)	(6,999)
Other non-operating income (expenses), net	624,677	945,047	18,045

Profit before tax	4,043,912	1,199,972	60,918
Income tax	(710,525)	(192,963)	—

Profit for the year	3,333,387	1,007,009	60,918

Total comprehensive income for the year	3,098,982	415,175	60,918

Attributable to non-controlling interests	993,576	238,265	43,589
Dividends paid to non-controlling interests	411,075	80,874	—

Summarized statement of financial position as of December 31, 2013:

	ChipMOS Taiwan	ThaiLin	ChipMOS Shanghai
	NT$000	NT$000	NT$000
Current assets	12,552,424	3,465,355	920,256
Non-current assets	13,397,291	2,582,928	701,349
Current liabilities	6,279,516	814,498	368,827
Non-current liabilities	4,401,754	499,476	157,911
Total equity	15,268,445	4,734,309	1,094,867

Summarized statement of financial position as of December 31, 2014:

	ChipMOS Taiwan	ThaiLin	ChipMOS Shanghai
	NT$000	NT$000	NT$000
Current assets	17,068,919	2,336,985	1,216,519
Non-current assets	14,243,381	3,121,787	717,511
Current liabilities	7,827,932	358,413	325,004
Non-current liabilities	5,400,498	52,846	94,107
Total equity	18,083,870	5,047,513	1,514,919

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

25.	Material partly-owned subsidiaries (continued)

Summarized cash flow information for year ended December 31, 2013:

	ChipMOS Taiwan	ThaiLin	ChipMOS Shanghai
	NT$000	NT$000	NT$000
Operating	5,552,317	315,912	170,930
Investing	(2,847,667)	978,197	(77,352)
Financing	(2,153,171)	(577,249)	11,035
Effect of foreign exchange rate changes	—	—	18,134

Net increase in cash and cash equivalents	551,479	716,860	122,747

Summarized cash flow information for year ended December 31, 2014:

	ChipMOS Taiwan	ThaiLin	ChipMOS Shanghai
	NT$000	NT$000	NT$000
Operating	5,731,189	197,096	187,075
Investing	(2,914,304)	510,149	(110,800)
Financing	777,122	(979,170)	168,524
Effect of foreign exchange rate changes	—	—	25,358

Net increase in cash and cash equivalents	3,594,007	(271,925)	270,157

26.	Changes in ownership interest in subsidiaries

During 2013, ChipMOS Bermuda disposed of approximately 22% of its interest in ChipMOS Taiwan which in turn becomes a 62.09% owned subsidiary of the Company. The consideration of NT$3,536,777 thousand was received in cash. An amount of NT$3,146,906 thousand, being the proportionate share of the carrying amount of the net assets of ChipMOS Taiwan at the date of partial disposal, has been transferred to non-controlling interests. The difference of NT$399,626 thousand and NT$9,755 thousand between the amount of additional non-controlling interests recognized and the consideration received was credited to capital surplus and debited to retained earnings, respectively.

During 2014, ChipMOS Bermuda disposed of approximately 2% of its interest in ChipMOS Taiwan which in turn becomes a 60.38% owned subsidiary of the Company. The consideration of NT$33,686 thousand (US$1,066 thousand) was received in cash. An amount of NT$24,707 thousand (US$782 thousand), being the proportionate share of the carrying amount of the net assets of ChipMOS Taiwan at the date of partial disposal, has been transferred to non-controlling interests. The difference of NT$8,979 thousand (US$284 thousand) between the amount of additional non-controlling interests recognized and the consideration received was credited to capital surplus.

27.	Related party transactions

During 2013, as part of ChipMOS Taiwan’s listing plan on the TWSE, ChipMOS Bermuda disposed of 23,268 thousand ChipMOS Taiwan shares to certain key management personnel and their close family members with a total consideration of NT$463,395 thousand.

Key management personnel compensation:

	2012	2013	2014	2014
	NT$000	NT$000	NT$000	US$000
Short-term employee benefits	139,993	155,969	220,848	6,989
Post-employment pension	1,919	1,825	2,147	68
Share-based payments	27,826	49,044	87,937	2,783

	169,738	206,838	310,932	9,840

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

28.	Pledged or mortgaged assets

The Group provided certain assets as collateral mainly for long-term bank loans (Note 21), short-term bank loans (Note 23) and customs duty guarantee, which were as follows:

	December 31, 2013	December 31, 2014	December 31, 2014
	NT$000	NT$000	US$000
Property, plant and equipment (Note 13)	6,149,767	7,267,802	229,994
Restricted short-term deposits (Note 17)	80,531	80,999	2,563
Prepaid rents (Note 14)	97,176	98,630	3,121

	6,327,474	7,447,431	235,678

29.	Financial instruments by category

	December 31, 2013	December 31, 2014	December 31, 2014
	NT$000	NT$000	US$000
Financial assets
Available-for-sale financial assets, at cost	8,594	217,708	6,889
Loans and receivables	17,854,020	20,577,898	651,200

	17,862,614	20,795,606	658,089

Financial liabilities
Financial liabilities at amortized cost	10,906,855	12,124,099	383,674

30.	Financial risk management and fair values of financial instruments

a)	Financial risk management

The Group’s risk management objective is to manage the market risk, credit risk and liquidity risk related to its operating activities. The Group identifies, measures and manages the aforementioned risks based on policy and risk appetite.

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

December 31, 2012, 2013 and 2014

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

	December 31, 2013
	Change in exchange rate	Effect on profit (NT$000)	Effect on equity (NT$000)
Financial assets
US$000	5%	431,099	431,099
JPY000	5%	39,559	39,559
Financial liabilities
US$000	5%	73,205	73,205
JPY000	5%	33,071	33,071

	December 31, 2014
	Change in exchange rate	Effect on profit (NT$000)	Effect on equity (NT$000)
Financial assets
US$000	5%	305,799	305,799
JPY000	5%	18,856	18,856
Financial liabilities
US$000	5%	123,347	123,347
JPY000	5%	41,990	41,990

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

30.	Financial risk management and fair values of financial instruments (continued)

a)	Financial risk management (continued)

1)	Market risk (continued)

ii)	Interest rate risk

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

At December 31, 2014, it is estimated that a general increase or decrease of 100 basis points (1%) in interest rates, with all other variables held constant, would decrease or increase the Group’s profit and equity by approximately NT$78,364 thousand (US$ 2,480 thousand) (2013: NT$75,504 thousand).

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

The Group has three customers that had balances greater than ten percent of total notes and accounts receivable as of December 31, 2013 and 2014, respectively, as detailed in the below table. The credit concentration risk of other accounts and notes receivable is insignificant.

Customers	December 31, 2013	December 31, 2014
Micron	13%	14%
Novatek	17%	18%
Himax Technologies, Inc.	Not applicable	10%

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

December 31, 2012, 2013 and 2014

30.	Financial risk management and fair values of financial instruments (continued)

a)	Financial risk management (continued)

3)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Group monitors and maintains adequate cash and banking facilities to finance the Group’s operations. See Notes 21 and 23 about the unused credit lines of the Group.

The maturity profile of the Group’s non-derivative financial liabilities as of December 31, 2013 and 2014 based on the contracted undiscounted payments, is as follows:

	December 31, 2013
	< 1 year	2 to 5 years	> 5 years	Total

	NT$000	NT$000	NT$000	NT$000
Long-term bank loans (including current portion)	2,995,869	3,974,915	—	6,970,784
Accounts payable and payables to contractors and equipment suppliers	1,815,038	—	—	1,815,038
Other payables	1,541,409	—	—	1,541,409
Short-term bank loans	790,438	—	—	790,438

	7,142,754	3,974,915	—	11,117,669

	December 31, 2014
	< 1 year	2 to 5 years	> 5 years	Total	Total

	NT$000	NT$000	NT$000	NT$000	US$000
Long-term bank loans (including current portion)	1,604,086	4,684,449	—	6,288,535	199,004
Accounts payable and payables to contractors and equipment suppliers	2,382,384	—	—	2,382,384	75,392
Other payables	1,905,292	—	—	1,905,292	60,294
Short-term bank loans	1,773,368	—	—	1,773,368	56,119

	7,665,130	4,684,449	—	12,349,579	390,809

b)	Fair values of financial instruments

The notional amounts of financial assets and financial liabilities are assumed to approximate their fair values.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

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

During the year, the Group recognized NT$149,240 thousand (US$4,723 thousand) (2013: NT$101,928 thousand) compensation expenses in respect of option plans.

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the year:

	2013	2013	2014	2014
	Number of options	WAEP US$	Number of options	WAEP US$
Outstanding at January 1	1,705,548	9.02	1,565,023	10.01
Granted during the year	688,996	13.89	241,256	20.24
Forfeited during the year	(75,944)	11.72	(113,541)	11.89
Exercised during the year	(500,383)	5.81	(390,664)	7.29
Expired during the year	(253,194)	21.65	(1,658)	7.75

Outstanding at December 31	1,565,023	10.01	1,300,416	12.57

Exercisable at December 31	462,032	7.39	446,269	9.49

The weighted average share price at the date of exercise of these options exercised in 2014 was US$22.86 (2013: US$17.93).

The weighted average remaining contractual life for the share options outstanding as of December 31, 2014 was 4.34 years (2013: 4.61 years).

The weighted average fair value of options granted during 2014 was US$18.75 (2013: US$13.69).

The range of exercise prices for options outstanding at the end of 2014 was US$2.55~21.488 (2013: US$2.3796~21.488).

The following tables list the inputs to the Black-Scholes Option Pricing Model used for the option plans for the years ended December 31, 2014 and 2013, respectively.

	2013	2014
Dividend yield	0~1.33%	0~1.33%
Expected volatility	70.88~239.76%	96.31~213.94%
Risk-free interest rate	0.3725~3.04%	0.3725~3.00%
Expected life	3.5~7 years	3.5~7 years

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

31.	Share-based payments (continued)

Share appreciation rights (“SARs”)

The Group adopted three SARs plans in 2006, 2008 and 2013 which have 500,000, 750,000 and 1,000,000 rights available for issuance, respectively. The SARs plans provide that the directors, officers and employees of ChipMOS Bermuda and its affiliates may be granted cash-settled share appreciation rights.

The carrying amount of the liability relating the SARs at December 31, 2014 was NT$221,619 thousand (US$7,013 thousand) (2013: NT$136,568 thousand).

During the year, the Group recognized NT$132,374 thousand (US$4,189 thousand) (2013: NT$130,662 thousand) compensation expenses in respect of SARs plans. The total compensation expenses of the SARs vested up to December 31, 2014 were NT$421,498 thousand (US$13,339 thousand) (2013: NT$289,124 thousand).

The following table illustrates the number and WAEP of, and movements in, SARs during the year:

	2013	2013	2014	2014
	Number of rights	WAEP US$	Number of rights	WAEP US$
Outstanding at January 1	640,848	6.83	812,429	10.87
Granted during the year	521,020	13.95	36,010	20.24
Forfeited during the year	(46,501)	7.26	(24,841)	11.94
Exercised during the year	(249,563)	5.01	(138,489)	8.03
Expired during the year	(53,375)	22.88	(1,264)	7.35

Outstanding at December 31	812,429	10.87	683,845	11.91

Exercisable at December 31	67,329	4.73	164,218	9.57

The weighted average share price at the date of exercise of these SARs exercised in 2014 was US$22.82 (2013: US$17.76).

The weighted average remaining contractual life for the SARs outstanding as of December 31, 2014 was 4.13 years (2013: 2.68 years).

The weighted average fair value of SARs granted during 2014 was US$17.64 (2013: US$15.00).

The range of exercise prices for SARs outstanding at the end of 2014 was US$2.55~20.3405 (2013: US$2.448~14.0675).

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

32.	Capital management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the balance between debt and equity.

The capital structure of the Group consists of debt, which includes bank loans of NT$7,836,423 thousand (US$247,988 thousand) (2013: NT$7,550,408 thousand) (Notes 21 and 23) less cash and cash equivalents of NT$15,265,153 thousand (US$483,074 thousand) (2013: NT$13,372,770 thousand) (Note 17), and equity attributable to equity holders of the Company, comprising issued capital of NT$34,019 thousand (US$1,077 thousand) (2013:NT$37,165 thousand) and all other equity reserves attributable to the equity holders of the Company of NT$14,582,746 thousand (US$461,479 thousand) (2013: NT$13,527,498 thousand) disclosed in the consolidated statements of changes in equity.

The Group reviews the capital structure on an ongoing basis. As part of this review, the directors consider the cost of capital and the risks associated with each class of capital. The Group will balance its overall capital structure through the payment of dividends, new share issues and the issue of new debt or the repayment of existing debt.

The Group’s overall strategy remains unchanged from 2013.

The Group monitors capital using the net debt-to-equity ratio, the percentages of which as of December 31, 2013 and 2014 were as follows:

	Note	December 31, 2013	December 31, 2014	December 31, 2014
		NT$000	NT$000	US$000
Bank loans	21, 23	7,550,408	7,836,423	247,988
Less: Cash and cash equivalents	17	(13,372,770)	(15,265,153)	(483,074)

Net debt		(5,822,362)	(7,428,730)	(235,086)

Equity attributable to the equity holders of the Company		13,564,663	14,616,765	462,556

Net debt-to-equity ratio		-42.92%	-50.82%	-50.82%

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

33.	Events after the reporting period

a)	The proposed plan to merge ChipMOS Taiwan and ThaiLin was approved by the respective shareholders at the special general meetings held on December 30, 2014. Under the terms and conditions of the merger plan, ThaiLin’s shareholders will be offered a combination of NT$12.5 in cash and 0.311 of one ChipMOS Taiwan common share in exchange for each ThaiLin common share held. On consummation of the proposed merger, ThaiLin will be merged with ChipMOS Taiwan and ChipMOS Taiwan will continue as the surviving merged entity. The merger record date is expected to occur on June 17, 2015.

b)	On December 30, 2014, ChipMOS Taiwan’s Board of Directors approved to further invest in JMC Electronics Co., LTD. (“JMC”) 5,800 thousand common shares for the amount of NT$116,000 thousand (US$3,671 thousand). Together with the 13,300 thousand common shares investment approved on August 12, 2014, ChipMOS Taiwan will hold in aggregate of 21.22% of JMC’s outstanding shares, after JMC completed its capital increase in January 2015.

34.	Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective for the year ended December 31, 2014 and which have not been early adopted by the Group are disclosed below:

Effective for annual
reporting periods
beginning on or after

IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendments

Amendments to IFRSs	Annual Improvements to IFRSs	July 1, 2014
2010 – 2012 Cycle

Amendments to IFRSs	Annual Improvements to IFRSs	July 1, 2014
2011 – 2013 Cycle

IAS 1 Amendments	Disclosure Initiatives	January 1, 2016

IAS 16 and IAS 38	Classification of Acceptable Methods of	January 1, 2016
Amendments	Depreciation and Amortization

IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016
Amendments

IAS 27	Equity Method in	January 1, 2016
Amendments	Separate Financial Statements

IFRS 10 and	Sale or Contribution of Assets between an	January 1, 2016
IAS 28	Investor and its Associate or Joint Venture
Amendments

IFRS 10, IFRS 12 and	Investment Entities:	January 1, 2016
IAS 28	Applying the Consolidation Exception
Amendments

IFRS 11 Amendments	Accounting for Acquisitions of Interests in	January 1, 2016
Joint Operations

IFRS 14*	Regulatory Deferral Accounts	January 1, 2016

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

34.	Standards issued but not yet effective (continued)

Effective for annual
reporting periods
beginning on or after

Amendments to IFRSs	Annual Improvements to IFRSs	January 1, 2016
2012 – 2014 Cycle

IFRS 15	Revenue from Contracts with Customers	January 1, 2017

IFRS 9	Financial Instruments	January 1, 2018

*	IFRS 14 applies to first annual IFRS financial statements for a period beginning on or after January 1, 2016 and therefore is not applicable to the Group.

The Group has already commenced an assessment of the related impact of adopting the above new and revised IFRSs. So far, it has concluded that the above new and revised IFRSs will be adopted at the respective effective dates and the adoption of them is unlikely to have a significant impact on the consolidated financial statements of the Group except for the following:

IFRS 9 “Financial Instruments”

In September 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. The Group expects to adopt IFRS 9 from January 1, 2018. The Group expects that the adoption of IFRS 9 will have an impact on the classification and measurement of the Group’s financial assets. Further information about the impact will be available nearer the implementation date of the standard.

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. The Group expects to adopt IFRS 15 on January 1, 2017 and is currently assessing the impact of IFRS 15 upon adoption.

“Annual Improvements to IFRSs 2012-2014 Cycle”

The Annual Improvements to IFRSs 2012-2014 Cycle issued in September 2014 sets out amendments to a number of IFRSs. The Group expects to adopt the amendments from 1 January 2016. None of the amendments are expected to have a significant financial impact on the Group. Details of the amendments are as follows:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations: Clarifies that changes to a plan of sale or a plan of distribution to owners should not be considered to be a new plan of disposal, rather it is a continuation of the original plan. Accordingly, there is no change in the application of the requirements in IFRS 5. The amendment also clarifies that changing the disposal method does not change the date of classification of the non-current assets or disposal group held for sale. The amendment is to be applied prospectively.

IFRS 7 Financial Instruments: Disclosures: Clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and arrangement against the guidance for continuing involvement in IFRS 7 in order to assess whether the IFRS 7 disclosures are required.

IAS 19 Employee Benefits: Clarifies that market depth of high quality corporate bonds used for discounting the post-employment benefit obligation for defined benefit plans is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

35.	Approval of the financial statements

These financial statements were approved and authorized for issue by the Board of Directors on March 12, 2015.