Form 20-F
period 2015-12-31
CHIPMOS TECHNOLOGIES BERMUDA LTD
filed 2016-04-18
CIK 1133478

As filed with the Securities and Exchange Commission on April 18, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

As of December 31, 2015, 27,289,941 Common Shares, par value US$0.04 each, were issued and outstanding.

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report on Form 20-F. Important factors that could cause those differences include, but are not limited to:

•	the volatility of the semiconductor industry and the market for end-user applications for semiconductor products;

•	overcapacity in the semiconductor assembly and test markets;

•	the increased competition from other companies and our ability to retain and increase our market share;

•	our ability to successfully develop new technologies and remain a technological leader;

•	our ability to maintain control over capacity expansion and facility modifications;

•	our ability to generate growth or profitable growth;

•	our ability to hire and retain qualified personnel;

•	our ability to acquire required equipment and supplies to meet customer demand;

•	our ability to raise debt or equity financing as required to meet certain existing obligations;

•	our reliance on the business and financial condition of certain major customers;

•	the success of any of our future acquisitions, investments or joint ventures;

•	the outcome of any pending litigation;

•	the outbreak of contagious disease and occurrence of earthquakes, typhoons and other natural disasters, as well as industrial accidents;

•	the political stability of the regions in which we conduct operations; and

•	general local and global economic and financial conditions.

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

Selected Financial Data

The following tables set forth our selected consolidated financial data. Commencing January 1, 2013, the Company prepared its consolidated financial statements in accordance with IFRSs as issued by the International Accounting Standards Board. According to Form 20-F Instruction G, the selected consolidated financial data under IFRSs for 2012 through 2015, under accounting principles generally accepted in the United States of America (“US GAAP”) for 2011 and under ROC GAAP for 2011 through 2012 are provided below. The selected consolidated statements of financial position data as of December 31, 2014 and 2015 and our consolidated income statements and cash flows data for the years ended December 31, 2013, 2014 and 2015 under IFRSs are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these audited consolidated financial statements and related notes beginning on page F-1 of this Annual Report on Form 20-F. The selected consolidated balance sheet data as of December 31, 2011 and 2012, and the consolidated statement of operations and cash flows data for the years ended December 31, 2011 and 2012 under US GAAP or ROC GAAP and the consolidated statements of financial position data as of December 31, 2013 under IFRS are derived from our audited consolidated financial statements not included herein.

	Year ended December 31,
	2012	2013	2014	2015	2015
	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data)
Consolidated Income Statements Data:
IFRSs:
Revenue	$19,220.5	$19,361.9	$22,005.1	$19,869.4	$606.0
Cost of revenue	(16,767.9)	(15,922.4)	(16,782.2)	(15,735.6)	(479.9)

Gross profit	2,452.6	3,439.5	5,222.9	4,133.8	126.1
Other operating income	127.9	442.4	182.3	126.0	3.9
Research and development expenses	(505.4)	(564.5)	(678.8)	(747.8)	(22.8)
Sales and marketing expenses	(79.9)	(107.7)	(101.8)	(94.6)	(2.9)
Administrative and general expenses	(637.6)	(699.1)	(755.6)	(817.7)	(25.0)
Other operating expenses	(48.7)	(100.8)	(144.6)	(12.5)	(0.4)

Operating profit	1,308.9	2,409.8	3,724.4	2,587.2	78.9
Finance costs	(228.6)	(183.0)	(140.8)	(143.5)	(4.4)
Other non-operating income (expense), net	(232.5)	289.3	391.2	368.1	11.2

Profit before tax	847.8	2,516.1	3,974.8	2,811.8	85.7
Income tax	(178.1)	(827.1)	(1,036.3)	(935.8)	(28.5)

Profit for the year	$669.7	$1,689.0	$2,938.5	$1,876.0	$57.2

Attributable to:
Equity holders of the Company	$629.8	$1,335.3	$1,663.2	$970.1	$29.6
Non-controlling interests	39.9	353.7	1,275.3	905.9	27.6

	$669.7	$1,689.0	$2,938.5	$1,876.0	$57.2

Earnings per share:
Basic	$22.92	$45.55	$56.33	$34.49	$1.05
Diluted	$22.25	$44.27	$54.99	$33.95	$1.04
Weighted-average number of shares outstanding:
Basic	27.5	29.3	29.5	28.1	28.1
Diluted	28.3	30.2	30.2	28.6	28.6

	Year ended December 31,
	2011	2012
	NT$	NT$
	(in millions, except per share data)
Consolidated Statement of Operations Data:
ROC GAAP:
Net revenue:
Related parties	$379.0	$—
Others	17,831.9	19,220.5

Total net revenue	18,210.9	19,220.5
Cost of revenue	(16,549.2)	(16,638.5)

Gross profit	1,661.7	2,582.0

Operating expenses:
Research and development	(409.8)	(492.8)
General and administrative	(651.9)	(625.6)
Sales and marketing	(66.5)	(78.4)

Total operating expenses	(1,128.2)	(1,196.8)

Income (Loss) from operations	533.5	1,385.2
Other income (expenses), net	(455.8)	(464.4)

Income before income tax and non-controlling interests	77.7	920.8
Income tax benefit (expense)	(45.5)	(131.5)

Income before non-controlling interests	32.2	789.3
Net income attributable to non-controlling interests	(47.4)	(67.5)

Net income (loss) attributable to ChipMOS	$(15.2)	$721.8

Earnings (Loss) per share(1):
Basic	$(0.57)	$26.27
Diluted	$(0.57)	$25.50
Weighted-average number of shares outstanding(1):
Basic	26.6	27.5
Diluted	26.6	28.3

Year ended December 31,
2011
NT$
(in millions, except per share data)
Consolidated Statement of Operations Data:
US GAAP:
Net revenue	$18,210.9
Cost of revenue	(16,612.5)

Gross profit	1,598.4
Other operating income	120.6
Operating expenses	(1,307.5)

Income from operations	411.5
Non-operating expenses, net	(301.9)

Income before income tax and non-controlling interests	109.6

Net income attributable to ChipMOS	$46.1

Earnings per share(1):
Basic	$1.73
Diluted	$1.71
Weighted-average number of shares outstanding(1):
Basic	26.6
Diluted	26.9

(1)	The outstanding shares and per share information reflect the reverse stock split of the Company’s common stock with a ratio of 1-for-every-4 shares effective on January 21, 2011.

	As of December 31,
	2012	2013	2014	2015	2015
	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Statements of Financial Position Data:
IFRSs:
Non-current assets:
Available-for-sale financial assets	$11.6	$8.6	$217.7	$10.0	$0.3
Investment in associates	—	—	—	346.3	10.6
Property, plant and equipment	12,475.3	12,811.9	13,494.9	14,102.3	430.1
Other non-current assets	726.2	330.4	315.9	341.6	10.4

	13,213.1	13,150.9	14,028.5	14,800.2	451.4

Current assets:
Inventories	1,687.9	1,519.4	1,704.7	1,667.7	50.9
Accounts and notes receivable	4,120.1	4,114.6	4,876.7	3,890.5	118.6
Other current assets	914.7	450.6	1,088.5	422.8	12.9
Cash and cash equivalents	8,863.6	13,372.8	15,265.2	12,127.4	369.8

	15,586.3	19,457.4	22,935.1	18,108.4	552.2

Total assets	$28,799.4	$32,608.3	$36,963.6	$32,908.6	$1,003.6

Equity and liabilities:
Equity attributable to equity holders of the Company	11,593.6	13,564.7	14,616.8	12,928.8	394.3
Non-controlling interests	3,995.7	7,024.9	8,470.2	7,996.4	243.8

Total equity	15,589.3	20,589.6	23,087.0	20,925.2	638.1

Non-current liabilities:
Bank loans—non-current portion	6,739.9	3,889.0	4,560.0	4,985.8	152.1
Other non-current liabilities	566.2	584.7	586.9	610.7	18.6

	7,306.1	4,473.7	5,146.9	5,596.5	170.7

Current liabilities:
Accounts payable	890.1	956.8	1,074.9	708.5	21.6
Payable to contractors and equipment suppliers	484.6	858.2	1,307.5	524.0	16.0
Other payables	1,669.2	1,541.4	1,905.3	1,868.7	57.0
Other current liabilities	265.8	527.1	1,165.5	588.1	17.9
Bank loans—current portion	2,227.8	2,874.8	1,508.2	1,548.7	47.3
Short-term bank loans	366.5	786.7	1,768.3	1,148.9	35.0

	5,904.0	7,545.0	8,729.7	6,386.9	194.8

Total liabilities	13,210.1	12,018.7	13,876.6	11,983.4	365.5

Total equity and liabilities	$28,799.4	$32,608.3	$36,963.6	$32,908.6	$1,003.6

	As of December 31,
	2011	2012
	NT$	NT$
	(in millions)
Consolidated Balance Sheet Data:
ROC GAAP:
Current assets:
Cash and cash equivalents	$7,357.9	$9,319.0
Restricted cash and cash equivalents	285.1	174.5
Notes receivable	5.7	5.0
Accounts receivable	3,666.5	3,992.2
Other receivables	73.2	149.9
Inventories	1,533.9	1,687.9
Deferred income tax, net	76.6	77.8
Prepaid expenses and other current assets	92.3	131.8
Total current assets	13,091.2	15,538.1
Long-term investments	39.1	11.6
Property, plant and equipment—net	13,896.1	12,108.0
Intangible assets—net	100.5	178.9
Other assets	1,154.2	912.8
Total assets	28,281.1	28,749.4
Current liabilities:
Short-term bank loans	546.9	366.5
Current portion of long-term loans	684.0	2,227.8
Accounts payable	1,130.8	890.1
Payables to contractors and equipment suppliers	415.4	484.6
Other payables	1,081.5	1,008.4
Accrued expenses and other current liabilities	830.9	767.0
Total current liabilities	4,712.2	5,775.6
Long-term liabilities	8,579.6	6,829.3
Other liabilities	6.0	175.4
Total liabilities	13,297.8	12,780.3
Total equity (including non-controlling interests)	$14,983.3	$15,969.1

As of December 31,
2011
NT$
(in millions)
Consolidated Balance Sheet Data:
US GAAP:
Current assets:
Cash and cash equivalents	$7,357.9
Restricted cash and cash equivalents	285.1
Notes receivable	5.7
Accounts receivable	3,666.5
—third parties
Other receivables	73.2
Inventories	1,534.9
Deferred income tax, net	70.4
Prepaid expenses and other current assets	92.3
Total current assets	13,086.0
Long-term investments	39.1
Property, plant and equipment—net	13,501.0
Intangible assets—net	100.5
Other assets	1,237.6
Total assets	27,964.2
Current liabilities:
Short-term bank loans	546.9
Current portion of long-term loans	684.0
Accounts payable	1,130.8
Payables to contractors and equipment suppliers	415.4
Other payables	1,081.5
Accrued expenses and other current liabilities	830.9
Total current liabilities	4,712.2
Long-term liabilities	8,579.6
Other liabilities	383.5
Total liabilities	13,675.3
Total equity (including non-controlling interests)	$14,288.9

	Year ended December 31,
	2012	2013	2014	2015	2015
	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Statement of Cash Flows Data:
IFRSs:
Capital expenditures	$2,817.9	$3,624.9	$3,568.2	$3,644.6	$111.1
Depreciation and amortization	4,631.8	3,294.9	2,909.0	3,021.9	92.2
Net cash generated from (used in):
Operating activities	4,527.0	6,223.2	5,599.9	5,395.9	164.6
Investing activities	(2,599.8)	(3,005.6)	(3,325.4)	(4,504.2)	(137.4)
Financing activities	(312.3)	1,305.2	(374.9)	(4,056.6)	(123.7)
Net increase (decrease) in cash and cash equivalents	$1,614.9	$4,522.8	$1,899.6	$(3,164.8)	$(96.5)

	Year ended December 31,
	2011	2012
	NT$	NT$
	(in millions)
Consolidated Statement of Cash Flows Data:
ROC GAAP:
Capital expenditures	$2,319.3	$2,776.6
Depreciation and amortization	5,677.6	4,631.9
Net cash provided by (used in):
Operating activities	5,898.0	4,735.3
Investing activities	(3,250.7)	(2,594.9)
Financing activities	(2,464.6)	(162.7)
Effect of exchange rate changes on cash	31.9	(16.6)
Net increase in cash and cash equivalents	$214.6	$1,961.1

Year ended December 31,
2011
NT$
(in millions)
Consolidated Statement of Cash Flows Data:
US GAAP:
Net cash provided by (used in):
Operating activities	$6,179.6
Investing activities	(3,250.7)
Financing activities	(2,464.6)
Net increase in cash and cash equivalents	$464.3

Exchange Rates

References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This Annual Report on Form 20-F contains translations of certain NT dollar amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2015, which was NT$32.79 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all. On April 8, 2016, the noon buying rate was NT$32.40 to US$1.00.

The following table sets out, for the years and the months indicated, information concerning the number of NT dollars for which one US dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT dollars per US dollar noon buying rate
	Average	High	Low	Period-end
2011	29.38	30.67	28.50	30.27
2012	29.56	30.28	28.96	29.05
2013	29.68	30.20	28.93	29.83
2014	30.30	31.80	29.85	31.60
2015	31.74	33.17	30.37	32.79
October	32.44	32.81	31.92	32.46
November	32.61	32.87	32.43	32.53
December	32.79	33.01	32.53	32.79
2016
January	33.43	33.74	33.14	33.43
February	33.24	33.51	32.95	33.22
March	32.59	33.09	32.16	32.18
April (through 8, 2016)	32.38	32.44	32.26	32.40

Sources: Federal Reserve Bank of New York.

Risk Factors

Risks Relating to Economic Conditions and the Financial Markets

The global credit and financial markets crisis could materially and adversely affect our business and results of operations.

Disruptions in global credit and financial markets may occur that cause diminished liquidity and limited availability of credit, reduced consumer confidence, reduced economic growth, increased unemployment rates and uncertainty about economic stability. Limited availability of credit in financial markets may lead consumers and businesses to postpone spending. This in turn may cause our customers to cancel, decrease or delay their existing and future orders with us. Financial difficulties experienced by our customers or suppliers as a result of these conditions could lead to production delays and delays or defaults in payment of accounts receivable. Continuing credit markets disruption restricts our access to capital and limits our ability to fund operations or to refinance maturing obligations as they become due through additional borrowing or other sources of financing. We are not able to predict the duration or extent of disruptions in global credit and financial markets, such as those that occurred in and since 2009 and through 2015. These conditions increase the difficulty of accurately forecasting and planning our business activities. If these conditions and uncertainties continue or if credit and financial markets and confidence in economic conditions further deteriorate, our business and results of operations could be materially and adversely affected.

Risks Relating to Our Industry

Because we depend on the highly cyclical semiconductor industry, which is characterized by significant and sometimes prolonged downturns from time to time, our revenue and earnings may fluctuate significantly, which in turn could cause the market price of our common shares to decline.

Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent assembly and test services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. All of our customers operate in this industry and variations in order levels from our customers and in service fee rates may result in volatility in our revenue and earnings. For instance, during periods of decreased demand for assembled semiconductors, some of our customers may even simplify, delay or forego final testing of certain types of semiconductors, such as dynamic random access memory or DRAM, further intensifying our difficulties. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns which have adversely affected our results of operations. In 2009, the semiconductor industry, especially the assembly and test services for DRAM products sector, continued to experience the significant downturn that began in fourth quarter of 2008, and which has adversely affected our business. This industry downturn started to recover from the second quarter of 2009, and our revenue for 2010 increased 42% from 2009 levels. Our revenue for 2011 increased 6% from 2010 levels. Our revenue for 2012 increased 6% from 2011 levels. Our revenue for 2013 increased 0.7% from 2012 levels. Our revenue for 2014 increased 13.7% from 2013 levels. Our revenue for 2015 decreased by 9.7% from 2014 levels and generated a profit attributable to equity holders of the Company of NT$970 million (US$30 million) in 2015. We cannot give any assurances that there will not be any downturn in the future or that any future downturn will not affect our results of operations.

Any deterioration in the market for end-user applications for semiconductor products would reduce demand for our services and may result in a decrease in our earnings.

Market conditions in the semiconductor industry track, to a large degree, those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors we test and assemble could reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Our revenue is largely attributable to fees derived from testing and assembling semiconductors for use in personal computers, communications equipment, consumer electronic products and display applications. A significant decrease in demand for products in these markets could put pricing pressure on our assembly and test services and negatively affect our revenue and earnings. Weak demand for LCD and other flat-panel display products began in 2007 and has since adversely affected our operating results in 2008, 2009, and 2010. The LCD driver market started to recover in the second quarter of 2009 and the positive recovery trend continued through early 2015. However, starting the second half of 2015, a correction related to inventory adjustment was observed. We cannot give any assurances that there will not be any downturn in the future or that any future downturn will not affect our results of operations. Any significant decrease in demand for end-user applications of semiconductors will negatively affect our revenue and earnings.

A decline in average selling prices for our services could result in a decrease in our earnings.

Historically, prices for our assembly and test services in relation to any given semiconductor tend to decline over the course of its product and technology life cycle. See also “—A decrease in market demand for LCD and other flat-panel display driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability”. If we cannot reduce the cost of our assembly and test services, or introduce higher-margin assembly and test services for new package types, to offset the decrease in average selling prices for our services, our earnings could decrease.

A reversal or slowdown in the outsourcing trend for semiconductor assembly and test services could reduce our profitability.

In recent years, integrated device manufacturers, or IDMs, have increasingly outsourced stages of the semiconductor production process, including assembly and test, to independent companies like us to shorten production cycles. In addition, the availability of advanced independent semiconductor manufacturing services has also enabled the growth of so-called “fabless” semiconductor companies that focus exclusively on design and marketing and outsource their manufacturing, assembly and test requirements to independent companies. A substantial portion of our revenue is indirectly generated from providing semiconductor assembly and test services to these IDMs and fabless companies. We cannot assure you that these companies will continue to outsource their assembly and test requirements to independent companies like us. A reversal of, or a slowdown in, this outsourcing trend could result in reduced demand for our services, which in turn could reduce our profitability.

Risks Relating to Our Business

If we are unable to compete effectively in the highly competitive semiconductor assembly and test markets, we may lose customers and our income may decline.

The semiconductor assembly and test markets are very competitive. We face competition from a number of IDMs with in-house assembly and test capabilities and other independent semiconductor assembly and test companies. Our competitors may have access to more advanced technologies and greater financial and other resources than we do. Many of our competitors have shown a willingness to reduce prices quickly and sharply in the past to maintain capacity utilization in their facilities during periods of reduced demand. In addition, an increasing number of our competitors conduct their operations in lower cost centers in Asia such as Mainland China, Thailand, Vietnam and the Philippines. Any renewed or continued erosion in the prices or demand for our assembly and test services as a result of increased competition could adversely affect our profits.

We are highly dependent on the market for memory products. A downturn in market prices for these products could significantly reduce our revenue and profit.

A significant portion of our revenue is derived from testing and assembling memory semiconductors. Our revenue derived from the assembly and test of memory semiconductors accounted for 52% and 49% of our revenue in 2014 and 2015, respectively. In the past, our service fees for testing and assembling memory semiconductors were sharply reduced in tandem with the decrease in the average selling price of DRAM in the semiconductor industry. The continuing oversupply of DRAM products in 2008 and the weak demand in the DRAM market in the period from 2009 to 2013 resulted in significant reductions in the price of DRAM products, which in turn drove down the average prices for our assembly and test services for DRAM products in these periods. We cannot assure you that there will not be further downturns in DRAM prices in the future.

A decrease in market demand for LCD and other flat-panel display driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.

Our assembly and test services for LCD and other flat-panel display driver semiconductors generated revenue of NT$5,171 million and NT$5,396 million (US$165 million) in 2014 and 2015, respectively. We invested NT$1,056 million and NT$1,366 million (US$42 million) in 2014 and 2015, respectively, on equipment for tape carrier package, or TCP, chip-on-film, or COF and chip-on-glass, or COG, technologies, which are used in assembly and test services for LCD and other flat-panel display driver semiconductors. Most of this equipment may not be used for technologies other than TCP, COF or COG. The market demand for LCD and other flat-panel display driver semiconductors and related assembly and test services increased in 2014 and 2015 compared to the market demand in 2013. Any significant decrease in demand for these products and our related services, however, would significantly impair our capacity utilization rates. That may result in our inability to generate sufficient revenue to cover the significant depreciation expenses for the equipment used in testing and assembling LCD and other flat-panel display driver semiconductors, thereby negatively affecting our profitability. See also “—Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected”.

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.

We have a significant level of debt and interest expense. As of December 31, 2015, we had approximately NT$6,560 million (US$200million) and NT$1,149 million (US$35 million) outstanding long-term and short-term indebtedness, respectively. Our long-term indebtedness as of December 31, 2015, represented bank loans with an interest rate between 1.7474% and 1.8526%. As of December 31, 2015, NT$4,560 million (US$139 million) of our indebtedness was secured by collateral comprised of assets owned by ChipMOS TECHNOLOGIES INC., or ChipMOS Taiwan.

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

Our results of operations have varied significantly from period to period and may continue to vary in the future. Among the more important factors affecting our quarterly and annual results of operations are the following:

•	our ability to accurately predict customer demand, as we must commit significant capital expenditures in anticipation of future orders;

•	our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices for our assembly and test services, due to our high percentage of fixed costs;

•	changes in prices for our assembly and test services;

•	volume of orders relative to our assembly and test capacity;

•	capital expenditures and production uncertainties relating to the roll-out of new assembly and test services;

•	our ability to obtain adequate assembly and test equipment on a timely basis;

•	changes in costs and availability of raw materials, equipment and labor;

•	changes in our product mix; and

•	earthquakes, drought and other natural disasters, as well as industrial accidents.

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

We depend on a small group of customers for a substantial portion of our business. In 2015, our top five customers, collectively accounted for 64% of our revenue. As part of our strategy, we have been focusing on sales to key customers through long-term service agreements. We also focus on our business with smaller customers and customers who do not place orders on a regular basis. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our revenue. Any adverse development in our key customers’ operations, competitive position or customer base could materially reduce our revenue and adversely affect our business and profitability.

Since semiconductor companies generally rely on service providers with whom they have established relationships to meet their assembly and test needs for their applications and new customers usually require us to pass a lengthy and rigorous qualification process, if we lose any of our key customers, we may not be able to replace them in a timely manner. We cannot assure you that receivable collection difficulties experienced by us will not occur in the future. If any of our key customers reduces or cancels its orders or terminates existing contractual arrangements, and if we are unable to attract new customers and establish new contractual arrangements with existing or new customers, our revenue could be reduced and our business and results of operations may be materially adversely affected.

Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected.

Our operations are characterized by a high proportion of fixed costs. For memory and logic/mixed-signal semiconductor testing services, our fixed costs represented 47% and 48% of our total cost of revenue in 2014 and 2015, respectively. For memory and logic/mixed-signal semiconductor assembly services, our fixed costs represented 19% and 23% of our total cost of revenue in 2014 and 2015, respectively. For LCD and other flat-panel display driver semiconductor assembly and test services, our fixed costs represented 46% and 45% of our total cost of revenue in 2014 and 2015, respectively. For bumping services, our fixed costs represented 19% and 25% of our total cost of revenue in 2014 and 2015, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our assembly and test equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates can significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In the past, our capacity utilization rates have fluctuated significantly as a result of the fluctuations in the market demand for semiconductors. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected. In addition, we have entered into various long-term assembly and test services agreements with certain of our customers that may require us to incur significant capital expenditures. If we are unable to achieve high capacity utilization rates for the equipment purchased pursuant to these agreements, our gross margins may be materially and adversely affected.

The assembly and test process is complex and our production yields and customer relationships may suffer as a result of defects or malfunctions in our testing and assembly equipment and the introduction of new packages.

Semiconductor testing and assembly are complex processes that require significant technological and process expertise. Semiconductor testing involves sophisticated test equipment and computer software. We develop computer software to test our customers’ semiconductors. We also develop conversion software programs that enable us to test semiconductors on different types of testers. Similar to most software programs, these software programs are complex and may contain programming errors or “bugs”. In addition, the testing process is subject to human error by our employees who operate our test equipment and related software. Any significant defect in our testing or conversion software, malfunction in our test equipment or human error could reduce our production yields and damage our customer relationships.

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

In addition, future capacity expansions or market or other developments may require additional funding. Our ability to obtain external financing in the future depends on a number of factors, many of which are beyond our control. They include:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by semiconductor assembly and test companies; and

•	economic, political and other conditions in Taiwan and elsewhere.

If we are unable to obtain funding in a timely manner or on acceptable terms, our growth prospects and potential future profitability will suffer.

Disputes over intellectual property rights could be costly, deprive us of technologies necessary for us to stay competitive, render us unable to provide some of our services and reduce our opportunities to generate revenue.

Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technologies and to secure, on commercially acceptable terms, critical technologies that we do not own. We cannot assure you that we will be able to independently develop, or secure from any third party, the technologies required for our assembly and test services. Our failure to successfully obtain these technologies may seriously harm our competitive position and render us unable to provide some of our services.

Our ability to compete successfully also depends on our ability to operate without infringing upon the proprietary rights of others. The semiconductor assembly and test industry is characterized by frequent litigation regarding patent and other intellectual property rights. We may incur legal liabilities if we infringe upon the intellectual property or other proprietary rights of others. We are not able to ascertain what patent applications have been filed in the United States or elsewhere, however, until they are granted. If any third party succeeds in its intellectual property infringement claims against us or our customers, we could be required to:

•	discontinue using the disputed process technologies, which would prevent us from offering some of our assembly and test services;

•	pay substantial monetary damages;

•	develop non-infringing technologies, which may not be feasible; or

•	acquire licenses to the infringed technologies, which may not be available on commercially reasonable terms, if at all.

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

If we are unable to obtain additional assembly and test equipment or facilities in a timely manner and at a reasonable cost, we may be unable to fulfill our customers’ orders and may become less competitive and less profitable.

The semiconductor testing and assembly business is capital intensive and requires significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor assembly and test equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain equipment from a limited number of suppliers in a timely and cost-effective manner. We have no binding supply agreements with any of our suppliers and we acquire our assembly and test equipment on a purchase order basis, which exposes us to changing market conditions and other significant risks. Semiconductor assembly and test also requires us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers’ orders, which could negatively impact our financial condition and results of operations as well as our growth prospects. Previously we have committed to acquire certain wafer sorting testers and probers under our long-term service agreement with Spansion LLC (“Spansion”). We terminated that agreement and commitment on February 19, 2009, after Spansion defaulted on its payment obligations. Currently, we do not have any long-term service agreements that require our commitment to acquire additional assembly and test equipment or facilities, however we cannot assure you that such commitment will not be made in the future. See “Item 4. Information on the Company—Customers”.

If we are unable to manage the expansion of our operations and resources effectively, our growth prospects may be limited and our future profitability may be reduced.

We expect to continue to expand operations of ChipMOS Taiwan and its subsidiaries and to increase the number of employees of ChipMOS Taiwan and its subsidiaries. Rapid expansion puts a strain on our managerial, technical, financial, operational and other resources. As a result of our expansion, we will need to implement additional operational and financial controls and hire and train additional personnel. We cannot assure you that we will be able to do so effectively in the future, and our failure to do so could jeopardize our expansion plans and seriously harm our operations.

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

We are incorporated in Bermuda and a majority of our directors and most of our officers are not residents of the United States. A substantial portion of our assets is located outside the United States. As a result, it may be difficult for our shareholders to serve notice of a lawsuit on us or our directors and officers within the United States. Because most of our assets are located outside the United States, it may be difficult for our shareholders to enforce in the United States judgments of United States courts. Appleby, our Bermuda counsel, has advised us that final and conclusive judgments of the competent courts of the United States against our company under which a sum of money is payable (not being a sum of money payable in respect of taxes or other charges of a like nature, in respect of a fine or other penalty, or in respect of multiple damages as defined in The Protection of Trading Interests Act 1981 of Bermuda) would be the subject of enforcement proceedings in the Supreme Court of Bermuda under the common law doctrine of obligation by action on the debt evidenced by the judgment of such competent courts of the United States. A final opinion as to the availability of this remedy should be sought when the facts surrounding the foreign court’s judgments are known, but, on general principles, such proceedings could be successful provided that: (i) the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in Bermuda; and (ii) the judgment is not contrary to public policy in Bermuda, has not been obtained by fraud or in proceedings contrary to natural justice and is not based on an error in Bermuda law. Enforcement of such judgments against assets in Bermuda may involve the conversion of the judgment debt into Bermuda dollars (although the Bermuda Monetary Authority has indicated that its present policy is to give the consents necessary to enable recovery in the currency of the obligation).

Investor confidence and the market price of our common shares may be adversely impacted if we are unable to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

We are subject to the United States Securities and Exchange Commission’s (“SEC’s”) reporting obligations, and beginning in our Annual Report on Form 20-F for the year ended December 31, 2006, we have been required by the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report of management on our internal control over financial reporting in our Annual Report on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. Beginning in fiscal year 2007, our independent public registered accounting firm has audited the effectiveness of our internal control over financial reporting. Our management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2015 because of a material weakness in our internal control over financial reporting related to the lack of a formalized process for the review and approval of the accounting treatment for significant and infrequent/complex transactions. Our independent public registered accounting firm also rendered its opinion that we did not maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria set forth in Internal Control – Integrated Framework (2013) issued by Committee of Sponsoring Organization of the Treadway Commission (COSO). Refer to Item 15 – Controls and Procedures in this Annual Report on Form 20-F for more information. Moreover, even if our management concludes that our internal controls over our financial reporting are effective our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, it may decline to attest to our management’s assessment or may issue an adverse opinion in the future. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares.

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

On March 4, 2016, due to the malfunction of its wastewater treatment facility, a ChipMOS Taiwan factory located in Chupei, Taiwan was found abnormally discharging wastewater. Upon notification, ChipMOS Taiwan was able to mitigate the environmental impact by immediately ceasing the abnormal discharge and collecting the wastewater that had been discharged. The wastewater treatment facility was also immediately repaired and the factory resumed its normal operations on the next day, March 5, 2016. On April 15, 2016, the Hsinchu County Government imposed an administrative fine of approximately NT$4 million (US$122 thousand) on ChipMOS Taiwan for the violation of the statutory effluent standards.

Fluctuations in exchange rates could result in foreign exchange losses.

Currently, most of our revenue is denominated in NT dollars. Our cost of revenue and operating expenses, on the other hand, are incurred in several currencies, including NT dollars, Japanese yen, US dollars and Renminbi, or RMB. In addition, a substantial portion of our capital expenditures, primarily for the purchase of assembly and test equipment, has been, and is expected to continue to be, denominated in Japanese yen with much of the remainder in US dollars. We also have debt denominated in NT dollars, Japanese yen, US dollars and RMB. Fluctuations in exchange rates, primarily among the US dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins in NT dollar terms. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar terms. Despite selective hedging and other techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.

We may not be successful in our acquisitions, investments, joint ventures and dispositions, and may therefore be unable to implement fully our business strategy.

As part of our growth strategy, we may make acquisitions and investments in companies and businesses, establish joint ventures or make dispositions of our interests. For example, in February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision Industries Co., Ltd. (“Siliconware Precision”), and the transaction was completed in January 2011. In April 2013, as part of ChipMOS Taiwan’s listing plan on the Taiwan Stock Exchange (“TWSE”), we completed the sale of 6.5 million or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares to ChipMOS Taiwan’s underwriters and to certain others, including non-US employees of ChipMOS Taiwan. From September to October 2013, we sold 180 million or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares to investors. After the completion of the aforesaid sales, the Company held approximately 523 million ChipMOS Taiwan Shares, representing 62.1% of the total number of ChipMOS Taiwan’s outstanding shares. On April 9, 2014, we further sold 1.3 million ChipMOS Taiwan Shares as “green shoe” option to market investors. ChipMOS Taiwan became listed and commenced trading on the main board of TWSE on April 11, 2014. As of the date of this Annual Report on Form 20-F, we continue to own approximately 522 million or 59.3% of ChipMOS Taiwan’s outstanding shares without any “green shoe” option outstanding. See “—Risks Relating to Our Corporate Structure—ChipMOS Taiwan’s ability to maintain its listing and trading status on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the main board of Taiwan Stock Exchange or satisfy other eligibility requirements that may be required of it in the future”.

In November 2012, pursuant to a Registration Statement on Form F-3 declared effective on September 5, 2012, ThaiLin Semiconductor Corp. (“ThaiLin”) sold 2,000,000 of our common shares under a secondary offering (the “Secondary Offering”). In May 2013, ThaiLin completed its sale of 380,506 of our common shares to Tokyo Seimitsu Co., Ltd. (“Tokyo Seimitsu”). In November 2013 and January 2014, ThaiLin sold 2,000,000 and 2,093,705 of our commons shares back to ChipMOS, respectively. In September 2014, Siliconware Precision sold 1,000,000 of our common shares back to ChipMOS under the share purchase agreement entered in August 2014.

On December 11, 2015, the board of directors of ChipMOS Taiwan (the “ChipMOS Taiwan Board”) authorized and ChipMOS Taiwan and Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”) executed a share subscription agreement (the “Tsinghua Share Subscription Agreement”), to issue and sell 299,252,000 common shares of ChipMOS Taiwan, par value NT$10 per share (each, a “ChipMOS Taiwan Share”, and collectively, the “ChipMOS Taiwan Shares”) to Tsinghua Unigroup in a private placement (the “Private Placement”) at a price of NT$40.0 per ChipMOS Taiwan Share representing an aggregate purchase price of approximately NT$12.0 billion (US$366 million). Under the terms of the Tsinghua Share Subscription Agreement, at the closing of the proposed Private Placement, Tsinghua Unigroup will have the right to appoint one representative to be elected as a director of ChipMOS Taiwan. Tsinghua Unigroup undertook that it would abide by the laws of the ROC in connection with investments made by PRC investors in Taiwan, including: (1) it would not have the control over ChipMOS Taiwan, (2) it would not serve as the managerial officer of ChipMOS Taiwan or appoint managerial officers of ChipMOS Taiwan, (3) the board seats held by Tsinghua Unigroup in ChipMOS Taiwan would not out-number the seats held by all other shareholders, (4) it would not solicit proxy for ChipMOS Taiwan general meeting and (5) it would undertake other matters as requested by the governmental agencies. On January 21, 2016, both the Board of Directors of Company and ChipMOS Taiwan approved the merger of ChipMOS with and into ChipMOS Taiwan, with ChipMOS Taiwan becoming the surviving company and entered into an agreement and plan of merger dated January 21, 2016 (the “Merger Agreement”), pursuant to which the Company will merge with and into ChipMOS Taiwan (the “Merger”), with ChipMOS Taiwan being the surviving company after the Merger. After the Merger and the issuance of the 299,252,000 ChipMOS Taiwan Shares on closing of the proposed Private Placement, Tsinghua Unigroup would own approximately 25.6% of the outstanding shares of ChipMOS Taiwan. The Company shareholders’ aggregate ownership in ChipMOS Taiwan would be 43.7% post-Private Placement and post-Merger. ChipMOS Taiwan and Tsinghua Unigroup and its subsidiary also have entered into other agreements related to the Tsinghua Share Subscription Agreement. Please see “—Risks Relating to ChipMOS Taiwan Share Subscription Agreement With Tsinghua Unigroup Ltd.— Pending private placement sale by ChipMOS Taiwan of 299,252,000 ChipMOS Taiwan Shares under the shares subscription agreement with Tsinghua Unigroup and its subsidiary may or may not be completed.” and “Item 4. Information on the Company—Our Principal Consolidated Subsidiaries—ChipMOS TECHNOLOGIES INC.—ChipMOS Taiwan — agreements with Tsinghua Unigroup Ltd.” for additional information.

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

We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to hire a substantially greater number of skilled employees in connection with our expansion plans. In particular, we depend on a number of skilled employees in connection with our LCD and other flat-panel display driver semiconductor assembly and test services, and the competition for such employees in Taiwan and Mainland China is intense. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance for any of our executive officers nor do we have employment contracts with any of our executive officers or employees, and, as a result, none of our executive officers or employees is bound by any non-competition agreement. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could affect our ability to provide our services, resulting in reduced revenue and earnings. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract additional personnel. As of March 31, 2016, 17.6% of the workforce at our facilities are foreign workers employed by us under work permits that are subject to government regulations on renewal and other terms. Consequently, if the regulations in Taiwan relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost, we may be unable to maintain or increase our level of services and may suffer reduced revenue and earnings.

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

Risks Relating to Our Relationship with Mosel

ChipMOS Taiwan entered into certain transactions that, if determined to have constituted impermissible financings or purchases of assets or equity of Mosel under ROC law, could result in the resignations of members of our management. As a result, our business operations could be disrupted and the market price of our common shares could decline.

ROC law limits the ability of a company incorporated in Taiwan to purchase any equity interest in companies, directly or indirectly, holding more than 50% of its issued and outstanding voting securities or registered capital or to provide loans or other financing to any company. ChipMOS Taiwan purchased NT$242 million worth of Mosel Vitelic Inc. (“Mosel”) shares in 2002. Lee and Li, our ROC special counsel, has advised us that these purchases do not violate relevant ROC law that prohibits a subsidiary from buying or taking collateral in shares of companies holding, directly or indirectly, more than 50% of its issued and outstanding voting securities or registered capital, because Mosel’s indirect interest (calculated as the product of (i) Mosel’s percentage interest in the Company and (ii) the Company’s percentage interest in ChipMOS Taiwan) in ChipMOS Taiwan was less than 50% and the Company is incorporated outside of Taiwan. In 2005, ChipMOS Taiwan disposed of NT$84 million of Mosel shares, and in August 2006, ChipMOS Taiwan further disposed of the remaining Mosel shares for approximately NT$30 million. ChipMOS Taiwan no longer owns any Mosel shares. Lee and Li has advised that under relevant ROC law, there is no similar restriction or limitation on a subsidiary’s disposal of its parent’s equity shares, if the previous acquisitions of such shares complied with relevant ROC law. However, we understand that there is no applicable judicial precedent and there is some doubt as to how a court would rule if presented with the situation.

If it were to be determined that any of the transactions described above constituted an impermissible financing or purchase of assets of Mosel by ChipMOS Taiwan or an impermissible purchase of Mosel’s equity by ChipMOS Taiwan, then ChipMOS Taiwan’s then chairman and any responsible officers would be jointly and severally liable to ChipMOS Taiwan for any losses suffered by ChipMOS Taiwan and may also be severally liable criminally for any breach of fiduciary duties that resulted in losses and damages suffered by ChipMOS Taiwan. Moreover, certain of these transactions may not have been in full compliance with ChipMOS Taiwan’s then applicable internal procedures due to the failure to have received an appropriate valuation opinion prior to entering into such purchases. The failure to comply fully with ChipMOS Taiwan’s then applicable internal procedures could constitute evidence of a failure by the then chairman of ChipMOS Taiwan and responsible officers to comply fully with their fiduciary duties, which could result in them being held criminally liable for any breach of fiduciary duties that resulted in losses and damages to ChipMOS Taiwan. If members of our current management were held to have breached their fiduciary duties or become criminally liable for the transactions described above, they may become obliged, whether under law or otherwise, to resign from their respective positions at Company and our affiliates. Any loss of the services of these persons could disrupt our business, damage our reputation, and cause the market price of our common shares to decline.

Risks Relating to Countries in Which We Conduct Operations

ROC laws and regulations limit or prohibit certain technology cooperation between ROC persons or entities with PRC persons or entities, and our current technology transfer arrangements between the Company and ChipMOS Shanghai may be found to be in violation of any such limitation or prohibition, which may result in a fine of between NT$50 thousand and NT$25 million and the termination of such technology transfer arrangements and therefore have a material adverse effect on the operations of ChipMOS Shanghai and our financial condition and results of operations.

ROC laws and regulations previously prohibited any transfer of semiconductor assembly and test technologies to any person or entity located in Mainland China, except for transfers involving certain low-end semiconductor assembly and test technologies, such as conventional wire bond assembly technology, if certain requirements are met. The ROC Ministry of Economic Affairs has the ultimate administrative authority in interpreting such laws and regulations. In February 2010, these restrictions have been relaxed, so that ROC entities may transfer semiconductor assembly and test technologies to any person or entity located in Mainland China after they have obtained approval from the Investment Commission of the ROC Ministry of Economic Affairs, or the ICM. Under a technology transfer agreement, dated August 1, 2002, the Company licensed to ChipMOS Shanghai certain assembly and test-related technologies that were then controlled by the Company, which included technologies that were licensed to the Company by ChipMOS Taiwan. The Company will continue to license such technologies to ChipMOS Shanghai pursuant to a technology transfer agreement dated October 3, 2011 with effective date on August 1, 2012. The Company also provided ChipMOS Shanghai with technical support and consulting services under this agreement. On April 7, 2004, the Company entered into an assignment agreement with ChipMOS Taiwan, pursuant to which ChipMOS Taiwan transferred all of the technologies it owned as of that date to the Company, including those previously licensed to the Company. On April 12, 2007, the Company entered into an assignment agreement with ChipMOS Taiwan, pursuant to which ChipMOS Taiwan assigned and transferred fifty percent of the title to ownership of and interest in all of the technologies and intellectual property it owned as of that date to the Company.

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

Certain of our operations are conducted through companies that we do not fully own. For example, certain current consolidated operations are conducted through ChipMOS Taiwan, our 59.2% subsidiary as of March 31, 2016, ChipMOS TECHNOLOGIES (BVI) LTD. (“ChipMOS BVI”) (formerly known as MODERN MIND TECHNOLOGY LIMITED), ChipMOS Taiwan’s wholly-owned subsidiary as of March 31, 2016, and ChipMOS Shanghai, ChipMOS BVI’s wholly-owned subsidiary as of March 31, 2016. On November 12, 2014, ChipMOS Taiwan made announcement for the contemplated merger with ThaiLin. The merger completed on June 17, 2015 and ChipMOS Taiwan continues as the surviving merged entity. As a result of the merger, ChipMOS Taiwan become our 58.0% owned subsidiary and ChipMOS Shanghai become ChipMOS Taiwan’s indirectly wholly-owned subsidiary through ChipMOS BVI. We also conduct other activities through our affiliated entities. See also “—Risks Relating to Our Corporate Structure—ChipMOS Taiwan’s ability to maintain its listing and trading status on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the main board of Taiwan Stock Exchange or satisfy other eligibility requirements that may be required of it in the future” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

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

Our principal executive offices and most of our assembly and test facilities are located in Taiwan. As a result, our business, financial condition and results of operations and the market price of our common shares may be affected by changes in ROC governmental policies, as well as social instability and diplomatic and social developments in or affecting Taiwan which are beyond our control. For example, the ROC has a unique international political status. The PRC government regards Taiwan as a renegade province and does not recognize the legitimacy of the ROC as an independent country. Although significant economic and cultural relations have been positively strengthened in recent years between the ROC and the PRC, relations have often been strained. In March 2005, the PRC government enacted the “Anti-Secession Law” codifying its policy of retaining the right to use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by the ROC to accept the PRC’s stated “One China” policy. On March 18, 2014, students and certain civic groups initiated the Sunflower Student Movement as a protest movement in the Legislative Yuan and, later, also the Executive Yuan of the Republic of China (Taiwan). The activists protested the passing of the Cross-Strait Service Trade Agreement (“CSSTA”) proposed by the ruling party Kuomintang (“KMT”) at the legislature without a clause-by-clause review. The protesters perceive the passage of CSSTA failed to meet the required formal procedures and that the ratification of CSSTA with PRC would hurt Taiwan’s economy and leave it vulnerable, among others, to political pressure from Beijing, while the supporters view the trade pact would allow the two sides to conduct business operations more freely in each other’s services market. The Sunflower Student Movement marks the first time that legislature has been occupied by citizens in the history of Taiwan. On April 10, 2014, the 24-days occupation of the Legislative Yuan has concluded. The CSSTA has been put on hold ever since the Sunflower Student Movement.

On January 18, 2016, Taiwan held the Presidential Election and the General Election for the Legislative Yuan, the parliament of the ROC. Tsai Ing-Wen of the pro-independence Democratic Progressive Party (“DPP”) won the Presidential Election and the DPP gained the majority of the seats in the Legislative Yuan for the first time in its history. The President-Elect Tsai Ing-Wen and the DPP had stressed on how they are keen to maintain the status quo with China. In a statement issued after Tsai’s win, the Chinese Cabinet’s body for handling Taiwan affairs reaffirmed its opposition to Taiwan independence, but said it would work to maintain peace and stability between the two sides of the Taiwan Strait. Past developments related to the interaction between the ROC and the PRC have on occasion depressed the market prices of the securities of Taiwanese or Taiwan-related companies, including our own. We cannot assure you any contentious situations between Taiwan and China will resolve in maintaining the current status quo or remain peaceful. Relations between the ROC and the PRC and other factors affecting military, political or economic stability in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common shares.

The business and operations of our business associates and our own business operations are vulnerable to disruptions that may be caused by natural disasters and other events.

We currently provide most of our test services through our facilities in the Hsinchu Industrial Park and the Hsinchu Science Park in Taiwan and the Shanghai Qingpu Industrial Zone, and all of our assembly services through our facilities in the Southern Taiwan Science Park and the Shanghai Qingpu Industrial Zone. Significant damage or other impediments to these facilities as a result of natural disasters, industrial strikes or industrial accidents could significantly increase our operating costs.

Certain regions we operate in are particularly susceptible to earthquakes and associated natural disasters. For example, in late 1999, Taiwan suffered severe earthquakes which caused significant property damages and loss of life, particularly in the central part of Taiwan. The earthquakes damaged production facilities and adversely affected the operations of many companies involved in the semiconductor and other industries. We experienced an aggregate of NT$8 million in damages to our machinery and equipment, facilities, inventory and five days of delay in production schedule as a result of the event. In March 2011, Sendai of Japan registered an earthquake of 9.0 Mw (moment magnitude scale) off the coast of Japan (the “Sendai Earthquake”). The Sendai Earthquake was recorded as most powerful earthquake to hit Japan and the fourth most powerful earthquake in the world. The earthquake triggered tsunami warnings and evacuations along Japan’s Pacific coast and in at least 20 countries, including Taiwan and Mainland China. In April 2013, an earthquake registering a magnitude of approximately 6.6-7.0 Mw with epicenter located in Lushan County, Ya’an, Sichuan (the “Lushan Earthquake”). ReliefWeb, part of the United Nations Office for the Coordination of Humanitarian Affairs (OCHA) released information on July 23, 2013 confirming 196 deaths and up to 2 persons missing and 14,785 injured victim reports. On February 6, 2016, Meinong District of Kaohsiung, Taiwan registered an earthquake of 6.4 Mw (the “Meinong Earthquake”). The Meinong Earthquake claimed 117 deaths and 551 injured victims. We had a very minor impact at our manufacturing operations in the Southern Taiwan Science Park primarily due to power interruption in the immediate wake of the earthquake.

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

The production facilities of many of our suppliers, customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan and Mainland China. If our customers are adversely affected by natural disasters or other events occurring in or affecting these geographic areas, it could result in a decline in the demand for our assembly and test services. If our suppliers and providers of complementary semiconductor manufacturing services are affected by such events, our production schedule could be halted or delayed. As a result, a major earthquake, snowstorm, other natural disaster, industrial strike, industrial accident or other disruptive event occurring in or affecting Taiwan or Mainland China could severely disrupt our normal operation of business and have a material adverse effect on our financial condition and results of operations.

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

Baupost Group LLC/MA and Soros Fund Management LLC, our largest two shareholders may have significant influence over our company and may cause us to take actions that may not be, or refrain from taking actions that may be, in our best interest or the best interest of our other shareholders.

As of March 31, 2016, Baupost Group LLC/MA owned 13.7% of our common shares, according to the 13G/A filed by Baupost Group LLC/MA on February 12, 2016. Soros Fund Management LLC owned 5.0% of our common shares, according to the 13F filed by Soros Fund Management LLC on February 16, 2016. These shareholders, through their equity interests, may have significant influence over matters submitted to our shareholders for approval and other corporate actions, such as:

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

Pending merger with and into ChipMOS Taiwan may or may not be completed

On January 21, 2016, the Board of Directors of the Company with the recommendation of its Special Committee approved the Merger with and into ChipMOS Taiwan, with ChipMOS Taiwan being the surviving company after the Merger, as a step that is consistent with the ongoing efforts to simplify and streamline the group structure, reduce operating costs in order to enhance operation efficiency, and achieve a more efficient tax structure. According to the Merger Agreement, any common shares of the Company issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be cancelled and, in exchange, each former holder of such cancelled common shares of the Company shall be entitled to receive, with respect to each such share (i) US$3.71 in cash, without interest, and (ii) 0.9355 American Depositary Shares, or American Depository Shares (“ADSs”) representing 18.71 shares of ChipMOS Taiwan (each ADS will represent 20 new common shares, par value of NT$10 each, to be issued by ChipMOS Taiwan) in exchange for each of the Company’s common share of par value US$0.04 currently held (the US$3.71 in cash and together with the ADSs, the “Merger Consideration”). This would represent US$19.77 in total consideration as of January 20, 2016 and a premium of 14.7% based on the average closing prices of the Company and ChipMOS Taiwan on the NASDAQ and the Taiwan Stock Exchange for the 3 trading days ending January 20, 2016 and an exchange rate of NT$33.785 to US$1.0. ChipMOS Taiwan’s Board of Directors has also approved the establishment of a new U.S. American Depositary Receipt program to facilitate the merger and to foster ongoing market liquidity of its shares. An application will be submitted for the listing of the new ADSs on the NASDAQ, and the issuance of approximately 510,595 thousand common shares which will be represented by the new ADSs to be issued as part of the consideration for the Merger with the Company.

On closing of the Merger, all common shares of the Company and shares of ChipMOS Taiwan currently held by the Company will be cancelled.

The Company and ChipMOS Taiwan executed the agreement and plan of merger after the respective meetings of their Boards of Directors. The listing of the new ADSs and the Merger are subject to customary closing conditions, including shareholders’ approvals from the Company and ChipMOS Taiwan, and approvals from appropriate governmental authorities and regulators and the applicable provisions of the Companies Act 1981 of Bermuda (as amended) (the “Bermuda Companies Act”), the ROC Business Mergers and Acquisitions Act, as amended and other applicable laws, if any. The Merger is currently expected to close in the third quarter of 2016, contingent on satisfaction of above approvals and other conditions, which will be outlined in the Registration Statement on Form F-4 that ChipMOS Taiwan will file with the SEC.

Although we expect that the completion of the Merger will occur in the third quarter of 2016, the Merger is conditioned upon the satisfaction of above approvals and other conditions which will be outlined in the Registration Statement on Form F-4 that ChipMOS Taiwan will file with the SEC. Unforeseen events and occurrences may delay or prevent completion of the Merger, or may significantly reduce the anticipated potential benefits to the Company of the Merger. It could develop that the conditions precedent to the Merger are not satisfied or waived, which in turn could delay or prevent the completion of the Merger. Moreover, although we believe that the Merger could simplify and streamline the company structure, reduce operating costs, and achieve a more highly optimized tax structure, there can be no assurance that the above will be realized after the completion of the Merger.

With respect to U.S. federal income tax consequences, the Merger is expected to qualify as “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. If the Merger qualifies as a reorganization, then a U.S. Holder of our common shares that exchanges our common shares for the Merger Consideration would recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of cash received pursuant to the Merger (excluding any cash received in lieu of a fractional ADS, which will be subject to taxation as described under “Taxation—Material United States Federal Income Tax Consequences of the Merger—Cash in Lieu of a Fractional ADS” in the proxy statement/prospectus contained in the Registration Statement on Form F-4 filed with the SEC on February 26, 2016, as amended, by ChipMOS Taiwan) and (2) the amount by which the aggregate fair market value of the Merger Consideration received by the U.S. Holder exceeds such U.S. Holder’s adjusted tax basis in our common shares exchanged therefor.

If the Merger does not qualify as reorganization within the meaning of Section 368(a) of the Code, a U.S. Holder would generally recognize gain or loss equal to the difference between the aggregate fair market value of the Merger Consideration received by the U.S. Holder and such U.S. Holder’s adjusted tax basis in our common shares exchanged therefor.

For further discussion, see “Taxation—Material U.S. Federal Income Tax Consequences of the Merger” in the proxy statement/prospectus contained in the Registration Statement on Form F-4 filed with the SEC on February 26, 2016, as amended, by ChipMOS Taiwan.

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

Sales of substantial amounts of shares in the public market, the perception that future sales may occur, or the pledge of a substantial portion of our common shares could depress the prevailing market price of our shares. As of March 31, 2016, we had approximately 27.3 million common shares issued and outstanding. As of March 31, 2016, Baupost Group LLC/MA and Soros Fund Management LLC our largest two shareholders, owned 3,751,853 and 1,372,921 common shares respectively, representing in the aggregate of approximately 18.7% of our outstanding common shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders”.

Mosel in the past decided to sell a significant portion of our common shares in order to raise funds. In June 2006, Mosel sold 1,739,130 common shares through its wholly-owned subsidiary, Giant Haven, under a shelf registration statement which has since expired. In addition, in March 2007, we issued 3,043,749 common shares pursuant to a share purchase and subscription agreement with ChipMOS Taiwan and Siliconware Precision, and we entered into a registration rights agreement in March 2007 with Siliconware Precision, pursuant to which we granted to Siliconware Precision certain rights to require us to register these common shares for sale under the Securities Act. In July 2007, Mosel sold 2,030,316 common shares through Giant Haven Investment Limited (“Giant Haven”) to ProMOS Technologies Inc. (“ProMOS”) and Powertech Technology Inc. (“Powertech Technology”) and we then granted Giant Haven, ProMOS and Powertech Technology certain rights to require us to register these common shares for sale under the Securities Act. For a shareholder that is not our affiliate these shares may be resold pursuant to Rule 144 after lapse of the applicable holding period. In 2008, ProMOS failed to meet its payment obligations to ThaiLin. Subsequently in March 2009, ThaiLin acquired 1,015,158 common shares from ProMOS pursuant to its enforcement of the collateral under a Stock Pledge Agreement between ThaiLin and ProMOS dated December 3, 2008. In November 2012, ThaiLin sold 2,000,000 common shares and Siliconware Precision sold 800,000 common shares pursuant to a Secondary Offering. In May 2013, ThaiLin completed its sale of 380,506 of our common shares to Tokyo Seimitsu. In November 2013 and January 2014, ThaiLin sold 2,000,000 common shares and 2,093,705 common shares back to the Company, respectively. After the transactions, ThaiLin did not hold any of our common shares. In September 2014, Siliconware Precision sold 1,000,000 common shares back to the Company. From April 2012 to March 2014, Mosel sold 2,267,270 common shares through its wholly-owned subsidiary, Giant Haven, under Rule 144. By the end of 2014, Mosel and Mosel’s wholly-owned subsidiary, Giant Haven did not hold any of our common shares. Furthermore, Siliconware Precision may be able to sell, in any three-month period, that number of those ChipMOS common shares that Siliconware Precision owns, up to the greater of (i) one percent of our outstanding common shares or (ii) the average weekly trading volume of our common shares as reported on the NASDAQ Capital Market during the four calendar weeks prior to filing a notice under Rule 144(h) for any such sales pursuant to Rule 144(e) under the Securities Act.

On September 14, 2007, the Company issued 151,031 common shares pursuant to a share exchange transaction with ChipMOS Taiwan, under which the Company exchanged one common share for every 8.4 ChipMOS Taiwan Shares then outstanding. Following the completion of the share exchange transaction, ChipMOS Taiwan became our wholly-owned subsidiary. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. In January 2011, the share purchase transaction was completed and we owned 84.2% of ChipMOS Taiwan’s outstanding shares as of December 31, 2011. On April 16, 2013, as part of ChipMOS Taiwan’s listing plan on the TWSE, we completed the sale of 6.5 million outstanding ChipMOS Taiwan Shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TWSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan. From September 2, 2013 to October 3, 2013, we sold 180 million shares or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$20.0 per shares to investors. After the completion of the aforesaid sales the Company held approximately 523 million ChipMOS Taiwan Shares, representing 62.1% of the total number of ChipMOS Taiwan’s outstanding shares. On April 9, 2014, the Company sold approximately 1.3 million ChipMOS Taiwan Shares as “green shoe” option to market investors. ChipMOS Taiwan became listed and commenced trading on the main board of TWSE on April 11, 2014. As of the date of this Annual Report on Form 20-F, we continue to own approximately 522 million ChipMOS Taiwan Shares, representing 59.3% of ChipMOS Taiwan’s outstanding shares without any “green shoe” option outstanding. See “—Risks Relating to Our Corporate Structure—ChipMOS Taiwan’s ability to maintain its listing and trading status on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the main board of Taiwan Stock Exchange or satisfy other eligibility requirements that may be required of it in the future” for additional information on ChipMOS Taiwan’s listing on the main board of TWSE. We plan to issue, from time to time, additional shares in connection with employee compensation and to finance possible future capital expenditures, investments or acquisitions. See “Item 6. Directors, Senior Management and Employees—Share Option Plan and Share Appreciation Rights Plan” for a discussion of the Share Option Plan that we have adopted for the benefit of all of our directors, officers, employees and consultants. The issuance of additional shares may have a dilutive effect on other shareholders and may cause the price of our common shares to decrease.

In addition, the indictment relating to Mr. Hung-Chiu Hu alleges that embezzled funds were used in investments by PacRay International Holdings Limited, formerly known as PacMOS Technologies Holdings Limited (“PacMOS”), which, as of March 31, 2016, owned 1.7% of our outstanding common shares. As a result, PacMOS may be ordered by relevant authorities to dispose of its investments made with any embezzled funds, which may result in a sale of our shares by PacMOS. A sale of a significant number of our shares by PacMOS or our other current shareholders could depress our share price.

The share numbers disclosed in the foregoing paragraphs are adjusted for the Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

On December 11, 2015, the ChipMOS Taiwan Board authorized and ChipMOS Taiwan and Tsinghua Unigroup executed the Tsinghua Share Subscription Agreement, to sell and issue 299,252,000 ChipMOS Taiwan Shares to Tsinghua Unigroup through the Private Placement at a price of NT$40.0 per ChipMOS Taiwan Share representing an aggregate purchase price of approximately NT$12.0 billion (US$366 million). Under the terms of the Tsinghua Share Subscription Agreement, at the closing of the proposed Private Placement, Tsinghua Unigroup will have the right to appoint one representative to be elected as a director of ChipMOS Taiwan. Tsinghua Unigroup undertook that it would abide by the laws of the ROC in connection with investments made by PRC investors in Taiwan, including: (1) it would not have the control over ChipMOS Taiwan, (2) it would not serve as the managerial officer of ChipMOS Taiwan or appoint managerial officers of ChipMOS Taiwan, (3) the board seats held by Tsinghua Unigroup in ChipMOS Taiwan would not out-number the seats held by all other shareholders, (4) it would not solicit proxy for ChipMOS Taiwan general meeting and (5) it would undertake other matters as requested by the governmental agencies. On January 21, 2016, both the Board of Directors of Company and ChipMOS Taiwan approved the merger of ChipMOS with and into ChipMOS Taiwan, with ChipMOS Taiwan becoming the surviving company and entered into an agreement and plan of merger dated January 21, 2016 (the “Merger Agreement”), pursuant to which the Company will merge with and into ChipMOS Taiwan. After the Merger and the issuance of the 299,252,000 ChipMOS Taiwan Shares on closing of the proposed Private Placement, Tsinghua Unigroup would own approximately 25.6% of the outstanding shares of ChipMOS Taiwan. The Company shareholders’ aggregate ownership in ChipMOS Taiwan would be 43.7% post-Private Placement and post-Merger. ChipMOS Taiwan and Tsinghua Unigroup and its subsidiary also have entered into other agreements related to the Tsinghua Share Subscription Agreement. Please see “—Risks Relating to ChipMOS Taiwan Share Subscription Agreement With Tsinghua Unigroup Ltd.—Pending private placement sale by ChipMOS Taiwan of 299,252,000 ChipMOS Taiwan Shares under the shares subscription agreement with Tsinghua Unigroup and its subsidiary may or may not be completed.” and “Item 4. Information on the Company—Our Principal Consolidated Subsidiaries—ChipMOS TECHNOLOGIES INC.—ChipMOS Taiwan — agreements with Tsinghua Unigroup Ltd.” for additional information.

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

Risks Relating to ChipMOS Taiwan Share Subscription Agreement With Tsinghua Unigroup Ltd.

Pending private placement sale by ChipMOS Taiwan of 299,252,000 ChipMOS Taiwan Shares under the shares subscription agreement with Tsinghua Unigroup and its subsidiary may or may not be completed.

On December 11, 2015, the ChipMOS Taiwan Board authorized and ChipMOS Taiwan and Tsinghua Unigroup executed the Tsinghua Share Subscription Agreement, to sell and issue 299,252,000 ChipMOS Taiwan Shares to Tsinghua Unigroup through the Private Placement at a price of NT$40.0 per ChipMOS Taiwan Share representing an aggregate purchase price of approximately NT$12.0 billion (US$366 million). Under the terms of the Tsinghua Share Subscription Agreement, at the closing of the proposed Private Placement, Tsinghua Unigroup will have the right to appoint one representative to be elected as a director of ChipMOS Taiwan. Tsinghua Unigroup undertook that it would abide by the laws of the ROC in connection with investments made by PRC investors in Taiwan, including: (1) it would not have the control over ChipMOS Taiwan, (2) it would not serve as the managerial officer of ChipMOS Taiwan or appoint managerial officers of ChipMOS Taiwan, (3) the board seats held by Tsinghua Unigroup in ChipMOS Taiwan would not out-number the seats held by all other shareholders, (4) it would not solicit proxy for ChipMOS Taiwan general meeting and (5) it would undertake other matters as requested by the governmental agencies. After the Merger and the issuance of the 299,252,000 ChipMOS Taiwan Shares on closing of the proposed Private Placement, Tsinghua Unigroup would own approximately 25.6% of the outstanding shares of ChipMOS Taiwan. The Company shareholders’ aggregate ownership in ChipMOS Taiwan would be 43.7% post-Private Placement and post-Merger. ChipMOS Taiwan and Tsinghua Unigroup and its subsidiary also have entered into other agreements related to the Tsinghua Share Subscription Agreement. Please see “Item 4. Information on the Company—Our Principal Consolidated Subsidiaries—ChipMOS TECHNOLOGIES INC.—ChipMOS Taiwan — agreements with Tsinghua Unigroup Ltd.” for additional information.

We expect that completing the Private Placement and transactions contemplated under the Tsinghua Share Subscription Agreement and related agreements will expand and strengthen the relationship between ChipMOS Taiwan and companies in the LCD drivers assembly and test services and wafer bumping services sectors in the PRC, and will also result in ChipMOS Taiwan being introduced to other potential suppliers, customers and business partners in the PRC. The completion of the Private Placement and the anticipated potential benefits of these transactions to ChipMOS Taiwan, however, are contingent upon satisfaction of a number of conditions precedent under the Tsinghua Share Subscription Agreement. One of these conditions is approval by the Investment Commission of the Ministry of Economic Affairs of Taiwan (“MOEAIC”). The MOEAIC has full discretion as to whether the Private Placement will be approved. The Private Placement may or may not be approved by the MOEAIC. Further, in order to consummate the Private Placement, ChipMOS Taiwan will need to obtain approvals from the Hsinchu Science Park Bureau of the Ministry of Science and Technology on the amendment to the investment plan and updating the company registration particulars regarding the increase of the total capital stock of ChipMOS Taiwan. It could develop that either or both of these conditions, as well as other conditions, may not be satisfied or may require expending more time and resources to satisfy than contemplated under the Tsinghua Share Subscription Agreement. That may delay or prevent the completion of the Private Placement, which would significantly reduce or eliminate the anticipated potential benefits of these transactions to ChipMOS Taiwan. Also, the anticipated potential benefits of these transactions to ChipMOS Taiwan could be significantly reduced by unforeseen events and occurrences, including without limitation significant adverse changes in the prospects for growth in or a significant decline in demand in the Company’s and its subsidiaries’s (“ChipMOS Group”) business or industry or in the business or industry of companies in the LCD drivers assembly and test services and wafer bumping services sectors in the PRC.

Risks Relating to Our Merger With and Into ChipMOS Taiwan

The Merger of the Company with and into ChipMOS Taiwan is subject to conditions, including certain conditions that may not be satisfied, or completed on a timely basis, if at all. Failure to complete the Merger could have material and adverse effects on the Company and ChipMOS Taiwan.

The Company and ChipMOS Taiwan, a company limited by shares incorporated under the laws of the Republic of China (“ROC”) and the Company’s 59.2% directly owned subsidiary as of March 31, 2016, have entered into an agreement and plan of merger dated January 21, 2016 (the “Merger Agreement”), pursuant to which the Company will merge with and into ChipMOS Taiwan, with ChipMOS Taiwan being the surviving company after the Merger. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each common share of the Company, par value US$0.04 per share (each, an “IMOS Share”, and collectively, the “IMOS Shares”), issued and outstanding immediately prior to the Effective Time will be cancelled and, in exchange, each former holder of such cancelled IMOS Shares shall be entitled to receive, with respect to each such IMOS Share, (i) 0.9355 ADS, representing 18.71 ChipMOS Taiwan Shares, each ADS representing 20 ChipMOS Taiwan Shares (the “Share Consideration”), and (ii) US$3.71 in cash, without interest, net of any applicable withholding tax (the “Cash Consideration” and together with the Share Consideration and any cash in lieu of any fractional ADS, the “Merger Consideration”). Upon completion of the Merger, ChipMOS Taiwan and its subsidiaries will own and continue to conduct the business that they currently conduct in substantially the same manner. For additional information see “Item 4. Information on the Company—Our Principal Consolidated Subsidiaries—ChipMOS TECHNOLOGIES INC.—Merger Agreement between the Company and ChipMOS Taiwan”.

The completion of the Merger and the issuance and payment of the Merger Consideration is subject to a number of conditions, including, among other things, the approvals by the Company’s shareholders and ChipMOS Taiwan’s shareholders, no applicable laws prohibiting the consummation of the Merger, all required governmental and regulatory approvals for the Merger and the transactions contemplated by the Merger Agreement shall have been obtained, including without limitation the approval by relevant ROC authorities, the applicable provisions of the Bermuda Companies Act, the declaration by the SEC on effectiveness of the registration statements on Form F-4, Form F-6 and Form 8-A with respect to the Merger, no stop order suspending the effectiveness of those forms being in effect, no proceedings for such purpose being pending or threatened by the SEC, the ADSs authorized for listing on NASDAQ, ChipMOS Taiwan Shares underlying the ADSs being admitted to trading on TWSE, and all transaction approvals having been taken, made, obtained or otherwise occurred. Also, the Company and ChipMOS Taiwan may terminate the Merger Agreement if the Merger has not been consummated on or before the End Date (as defined in the Merger Agreement).

If the Merger is not completed on a timely basis, or at all, the Company’s and ChipMOS Taiwan’s respective ongoing businesses may be adversely affected and, without realizing any of the benefits of having completed the Merger, the Company and ChipMOS Taiwan will be subject to a number of risks, including the following:

•

ChipMOS Taiwan and the Company will be required to pay their respective costs relating to the Merger, such as legal, accounting, financial advisory and printing fees, whether or not the Merger is completed;

•	time and resources committed by ChipMOS Taiwan’s and the Company’s respective management to matters relating to the Merger could otherwise have been devoted to pursuing other beneficial opportunities;

•	the market price of the ChipMOS Taiwan Shares or the IMOS Shares could decline to the extent that the current market price reflects a market assumption that the Merger will be completed;

•

ChipMOS Taiwan and/or the Company could be subject to litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against ChipMOS Taiwan or the Company to perform their respective obligations under the Merger Agreement; and

•

ChipMOS Taiwan or the Company may be required, in certain circumstances, to pay a termination fee ranging from US$20 million to US$40 million to the other party (for additional information see “Item 4. Information on the Company—Our Principal Consolidated Subsidiaries—ChipMOS TECHNOLOGIES INC.—Merger Agreement between the Company and ChipMOS Taiwan—Termination Fee”).

The Merger Agreement contains provisions that limit the Company’s ability to pursue alternatives to the Merger, could discourage a potential competing acquirer of the Company from making a favorable alternative transaction proposal and, in specified circumstances, could require the Company to pay a termination fee of up to US$20 million to the other party.

The Merger Agreement contains certain provisions that restrict the Company’s ability to initiate, solicit or take any action to knowingly facilitate or encourage, or enter into, participate or engage in any negotiations with respect to, or approve or recommend, or propose publicly to approve or recommend, any third–party proposal for an alternative transaction. The Merger Agreement also contains certain provisions that restrict the Company’s ability to approve, recommend or enter into certain third–party unsolicited bona fide proposals for an alternative transaction. In addition, ChipMOS Taiwan has a reasonable opportunity to make any adjustments to the terms and conditions of the Merger Agreement and the Merger and the transactions contemplated by the Merger Agreement so that the alternative proposal raised by third-party ceases to be a Superior Proposal (as defined in the Merger Agreement). In some circumstances, upon termination of the Merger Agreement, the Company will be required to pay a termination fee of up to US$20 million to ChipMOS Taiwan (for additional information see “Item 4. Information on the Company—Our Principal Consolidated Subsidiaries—ChipMOS TECHNOLOGIES INC.—Merger Agreement between the Company and ChipMOS Taiwan—Termination Fee”).

These provisions could discourage a potential third–party acquirer or merger partner that might have an interest in acquiring all or a significant portion of the Company or pursuing an alternative transaction from considering or proposing such a transaction, even if it were prepared to pay consideration with a higher per share cash or market value than the Merger Consideration or might result in a potential third–party acquirer or merger partner proposing to pay a lower price to the Company shareholders than it might otherwise have proposed to pay because of the added expense of the termination fee of up to US$20 million that may become payable in certain circumstances.

If the Merger Agreement is terminated and the Company determines to seek another business combination, the Company may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Merger.

The expected benefits of the Merger may not be realized.

The ChipMOS Group refers to ChipMOS and its subsidiaries as a group, and upon the consummation of the Merger, ChipMOS Taiwan and its wholly-owned subsidiaries as a group. After the Merger, ChipMOS Taiwan will not have the non-controlling interests and ChipMOS Taiwan’s Form 20-F for ADS will remain in conformity with the IFRSs. The ChipMOS Group cannot be assured that all of the goals of the Merger will be achievable, particularly as the achievement of the benefits are in many important respects subject to factors that it does not control. These factors would include such things as the reactions of third parties with whom the ChipMOS Group enters into contracts and do business and the reactions of investors, analysts and the U.S., Bermuda and Taiwan taxing authorities.

In addition, while the ChipMOS Group expects that the Merger will enable it to continue to take advantage of improving corporate governance of the ChipMOS Group, eliminating the holding company discount in the current market trading price of the IMOS Shares, enhancing investment flexibility and efficiencies, reducing operational cost, providing operational and administrative efficiencies in the long term, maximizing shareholder value and achieving a more tax efficient ChipMOS Group structure, these benefits may not be achieved. If the ChipMOS Group cannot realize the anticipated benefits, its business, results of operations and financial condition may suffer as a result.

Rights of holders of IMOS Shares as shareholders of the Company will change as a result of the Merger in a manner that may be less favorable to holders of IMOS Shares.

The consummation of the Merger will change the governing law that applies to the Company shareholders from Bermuda law (which applies to the IMOS Shares) to ROC law (which applies to the ChipMOS Taiwan Shares) and New York contract law (which applies under the Deposit Agreement, as defined in the Merger Agreement). Some of the principal attributes of the IMOS Shares and the ChipMOS Taiwan Shares will be similar. There are, however, several significant differences between the rights of shareholders under Bermuda law and under ROC law, and there are differences between the Company’s current Memorandum and Articles and bye-laws and the Articles of Incorporation that will apply to the Company shareholders after the consummation of the Merger through the ADS arrangements contemplated by the Deposit Agreement (as defined in the Merger Agreement). For additional information see “Item 4. Information on the Company—Our Principal Consolidated Subsidiaries—ChipMOS TECHNOLOGIES INC.—Merger Agreement between the Company and ChipMOS Taiwan—Comparison of Rights of Shareholders”.

Item 4.	Information on the Company

Overview of the Company

We believe that we are one of the leading independent providers of semiconductor assembly and test services. Specifically, we believe that we are one of the leading independent providers of testing and assembly services for LCD and other flat-panel display driver semiconductors in Taiwan and for advanced memory and logic/mixed-signal products in Taiwan and Mainland China. The depth of our engineering expertise and the breadth of our assembly and test technologies enable us to provide our customers with advanced and comprehensive assembly and test services. In addition, our geographic presence in Taiwan and Mainland China is attractive to customers wishing to take advantage of the logistical and cost efficiencies stemming from our close proximity to foundries and producers of consumer electronic products in Taiwan and Mainland China. Our production facilities are located in Hsinchu and Tainan, Taiwan and Shanghai, Mainland China.

Our Structure and History

We are a holding company, incorporated in August 2000 under the Bermuda Companies Act, under the name “ChipMOS TECHNOLOGIES (Bermuda) LTD”. Our principal place of business is located at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China and our phone number is (+886) 3 563 3988. We provide most of our services in Taiwan through our subsidiary, ChipMOS Taiwan, in which we hold a majority ownership interest, and its subsidiaries and investees. We also provide services in Mainland China through ChipMOS Shanghai, a wholly-owned subsidiary of ChipMOS TECHNOLOGIES (BVI) LTD., or ChipMOS BVI, also formerly known as Modern Mind, which is a wholly-owned subsidiary of ChipMOS Taiwan. As of March 31, 2016, Baupost Group LLC/MA, owned 13.7% of our common shares and Soros Fund Management LLC owned 5.0% of our common shares.

The following chart illustrates our corporate structure and our equity interest in each of our principal subsidiaries and affiliates as of the date of this Annual Report on Form 20-F.

Note:

(1)	Under IFRS 10 “Consolidated Financial Statements”, we are required to consolidate the financial results of any subsidiaries in which we hold a controlling interest or voting interest in excess of 50% or we have the power to direct or cause the direction of the management and policies, notwithstanding the lack of majority ownership. We consolidated the financial results of ChipMOS Taiwan, ChipMOS USA Inc., or ChipMOS USA, ThaiLin, ChipMOS TECHNOLGGIES (BVI) LTD., or ChipMOS BVI, also formerly known as Modern Mind, and ChipMOS BVI’s wholly-owned subsidiary ChipMOS Shanghai.

Our Principal Consolidated Subsidiaries

Below is a description of our principal consolidated subsidiaries:

ChipMOS TECHNOLOGIES INC.

ChipMOS Taiwan — General. ChipMOS Taiwan was incorporated in Taiwan in July 1997 as a joint venture company of Mosel and Siliconware Precision and with the participation of other investors. Its operations consist of the assembly and test of semiconductors as well as gold bumping and memory module manufacturing. We acquired our interest in ChipMOS Taiwan by issuing our common shares to ChipMOS Taiwan’s shareholders in exchange for their 70.3% shareholding in ChipMOS Taiwan in January 2001. In October 2001, ChipMOS Taiwan issued 6,911,732 common shares as employee bonuses. In December 2002, we issued 132,793 common shares in exchange for 5,633,442 ChipMOS Taiwan common shares held by these employees.

On March 27, 2007, we completed a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision, under which we and ChipMOS Taiwan purchased all of Siliconware Precision’s equity interest in ChipMOS Taiwan, and Siliconware Precision subscribed to 3,043,749 of our newly issued common shares through a private placement. As of March 31, 2007, we held 99.1% of the outstanding common shares of ChipMOS Taiwan. On September 14, 2007, we completed a share exchange transaction with ChipMOS Taiwan pursuant to which we exchanged one common share for every 8.4 ChipMOS Taiwan Shares. In connection with the share exchange transaction, the Company and ChipMOS Taiwan paid in the aggregate NT$53 million in cash to purchase fractional shares and shares held by dissenting shareholders, and the Company issued 151,031 new common shares. Following the completion of the share exchange transaction, ChipMOS Taiwan became our wholly-owned subsidiary. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The share purchase transaction was completed in January 2011. On April 16, 2013, as part of ChipMOS Taiwan’s listing plan on the TWSE, we completed the sale of 6.5 million outstanding ChipMOS Taiwan Shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TWSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan. From September 2, 2013 to October 3, 2013, we sold 180 million shares or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$20.0 per shares to investors. After the completion of the aforesaid sale, the Company held approximately 523 million ChipMOS TaiwanSshares, representing 62.1% of the total number of ChipMOS Taiwan’s outstanding shares. On April 9, 2014, the Company sold approximately 1.3 million ChipMOS Taiwan Shares as “green shoe” option to market investors. ChipMOS Taiwan became listed and commenced trading on the main board of TWSE on April 11, 2014. On November 12, 2014, ChipMOS Taiwan made announcement for the contemplated merger with ThaiLin. The merger was completed on June 17, 2015 and ChipMOS Taiwan continued as the surviving entity. As of the date of this Annual Report on Form 20-F, we continue to own approximately 522 million ChipMOS Taiwan Shares, representing 59.3% of ChipMOS Taiwan’s outstanding shares without any “green shoe” option outstanding. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Corporate Structure—ChipMOS Taiwan’s ability to maintain its listing and trading status on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the main board of Taiwan Stock Exchange or satisfy other eligibility requirements that may be required of it in the future” for additional information.

The share numbers disclosed in the foregoing paragraph are adjusted to reflect the Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

ChipMOS Taiwan — agreements with Tsinghua Unigroup Ltd.

On December 11, 2015, the ChipMOS Taiwan Board authorized and ChipMOS Taiwan signed the Tsinghua Share Subscription Agreement, which is included as Exhibit 4.71, to sell 299,252,000 ChipMOS Taiwan Shares to Tsinghua Unigroup through a private placement at a price of NT$40.0 per ChipMOS Taiwan Share representing an aggregate purchase price of approximately NT$12.0 billion (US$366 million). Under the terms of the Tsinghua Share Subscription Agreement, at the closing of the proposed Private Placement, Tsinghua Unigroup will have the right to appoint one representative to be elected as a director of ChipMOS Taiwan. Tsinghua Unigroup undertook that it would abide by the laws of the ROC in connection with investments made by PRC investors in Taiwan, including: (1) it would not have the control over ChipMOS Taiwan; (2) it would not serve as the managerial officer of ChipMOS Taiwan or appoint managerial officers of ChipMOS Taiwan; (3) the board seats held by Tsinghua Unigroup in ChipMOS Taiwan would not out-number the seats held by all other shareholders; (4) it would not solicit proxy for ChipMOS Taiwan general meeting; and (5) it would undertake other matters as requested by the governmental agencies. After the Merger and the issuance of the 299,252,000 ChipMOS Taiwan Shares on closing of the proposed Private Placement, Tsinghua Unigroup would own approximately 25.6% of the outstanding shares of ChipMOS Taiwan. The Company shareholders’ aggregate ownership in ChipMOS Taiwan would be 43.7% post-Private Placement and post-Merger.

On December 11, 2015, ChipMOS Taiwan and Tsinghua Unigroup also executed the Strategic Alliance Agreement, which is included as Exhibit 4.72, designed to strengthen the long-term cooperation relationship between the two companies. Under the terms of the Strategic Alliance Agreement, Tsinghua Unigroup would assist ChipMOS Taiwan in expanding and strengthening the relationship between ChipMOS Taiwan and companies relating to the assembly and test services of LCD drivers and wafer bumping services in the PRC, and would introduce other potential suppliers, customers and business partners in the PRC to ChipMOS Taiwan.

On January 28, 2016, the proposed Private Placement was approved by the shareholders of ChipMOS Taiwan in an extraordinary general meeting.

On February 25, 2016, ChipMOS Taiwan and Tsinghua Unigroup executed the Subscriber Joinder Agreement, which is included as Exhibit 4.74, under which Tsinghua Unigroup assigned its obligations and liabilities under the Tsinghua Share Subscription Agreement to Tibet MaoYeChaungXin INVESTMENT CO., LIMITED (“Tibet MaoYe”), which is a subsidiary controlled by Tsinghua Unigroup. From the execution of the Subscriber Joinder Agreement, Tibet MaoYe became the “Subscriber” defined in the Tsinghua Share Subscription Agreement and assumed all the rights, benefits, liabilities and obligations incurred from the Tsinghua Share Subscription Agreement. On the same date, ChipMOS Taiwan and Tibet MaoYe executed the Tibet MaoYe Share Subscription Agreement (included as Exhibit 4.75), the substantive content of which is consistent with the Tsinghua Share Subscription Agreement.

The proposed Private Placement remains subject to the approval of the MOEAIC. Since Tibet MaoYe, the subscriber of the Private Placement, falls within the definition of an investor from the PRC under the ROC laws and regulations in connection with PRC investment, and since ChipMOS Taiwan’s main area of operations, i.e., the semiconductor assembly and test services, is one of the key industrial sectors regulated under the ROC laws and regulations in connection with PRC investment, Tibet MaoYe has to apply with the MOEAIC for an investment approval, which is subject to a special review. Further, in order to consummate the Private Placement, ChipMOS Taiwan will need to obtain approvals from the Hsinchu Science Park Bureau of the Ministry of Science and Technology on the amendment to the investment plan and updating the company registration particulars regarding the increase of the total capital stock of ChipMOS Taiwan.

Below is the ChipMOS Taiwan post-Merger and post-Private Placement capitalization table based on the total numbers of IMOS Shares and ChipMOS Taiwan Shares issued and outstanding as of March 31, 2016:

	Common Stock	Common %
Investors
Company Shareholders	511,009,690	43.7%
Other Shareholders	359,824,784	30.7%
Tsinghua Unigroup Private Placement	299,252,000	25.6%

	1,170,086,474	100.0%

See “Item 3. Key Information—Risk Factors—Risks Relating to ChipMOS Taiwan Share Subscription Agreement With Tsinghua Unigroup Ltd. — Pending private placement sale by ChipMOS Taiwan of 299,252,000 ChipMOS Taiwan Shares under the shares subscription agreement with Tsinghua Unigroup and its subsidiary may or may not be completed” for additional information.

Merger Agreement between the Company and ChipMOS Taiwan

Introduction

The Company and ChipMOS Taiwan, a company limited by shares incorporated under the laws of the ROC and the Company’s 59.2% directly owned subsidiary as of March 31, 2016, have entered into the Merger Agreement, pursuant to which the Company will merge with and into ChipMOS Taiwan, with ChipMOS Taiwan being the surviving company after the Merger. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each IMOS Share issued and outstanding immediately prior to the Effective Time will be cancelled and, in exchange, each former holder of such cancelled IMOS Shares shall be entitled to receive, with respect to each such IMOS Share, (i) 0.9355 ADS, representing 18.71 ChipMOS Taiwan Shares, each ADS representing 20 ChipMOS Taiwan Shares, and (ii) US$3.71 in cash, without interest, net of any applicable withholding tax. Upon completion of the Merger, ChipMOS Taiwan and its subsidiaries will own and continue to conduct the business that they currently conduct in substantially the same manner.

The Exchange Ratio is fixed and will not be adjusted for changes in the market value of IMOS Shares or ChipMOS Taiwan Shares. Because the Exchange Ratio was fixed at the time the Merger Agreement was executed and because the market value of IMOS Shares and ChipMOS Taiwan Shares are expected to fluctuate, the Company’s shareholders cannot be sure of the value of the ADSs that they will receive in connection with the Merger relative to the value of their IMOS Shares.

Effective Time

On or prior to the closing date, the parties shall cause (i) a statutory Merger Agreement (in the form set forth in Exhibit A to the Merger Agreement) (the “Bermuda Merger Agreement”) to be executed and delivered, (ii) an application by the Company to be made to the Minister of Economic Development in Bermuda (“Minister”) for the purpose of the Minister approving the Merger and the continuance of ChipMOS Taiwan as the surviving company, (iii) a notice of the Merger together with all matters required to be attached thereto or contained therein to be prepared, executed and delivered to the Registrar of the Companies in Bermuda (the “Bermuda Registrar”) and (iv) a request to be included in such notice that the Bermuda Registrar provided in the certificate of merger with respect to the Merger. Such certificate will provide that the Merger will become effective on the date specified in the Bermuda Merger Agreement or at such other subsequent date as ChipMOS Taiwan and the Company may agree pursuant to the terms of the Bermuda Merger Agreement in accordance with the Bermuda Companies Act, the ROC Business Mergers and Acquisitions Act and the ROC Company Act.

At the Effective Time, subject to applicable laws in relevant jurisdictions, the effect of the Merger includes that (i) the merger of the Company with and into ChipMOS Taiwan and the vesting of their undertaking, property and liabilities in ChipMOS Taiwan shall become effective, (ii) the property of each of the Company and ChipMOS Taiwan shall become ChipMOS Taiwan’s property, (iii) ChipMOS Taiwan shall continue to be liable for the obligations and liabilities of each of the Company and ChipMOS Taiwan, (iv) any existing cause of action, claim or liability to prosecution shall be unaffected, (v) a civil, criminal or administrative action or proceeding pending by or against each of the Company and ChipMOS Taiwan may continue to be prosecuted by or against ChipMOS Taiwan and (vi) a conviction against, or ruling, order or judgment in favor of or against, the Company or ChipMOS Taiwan may be enforced by or against ChipMOS Taiwan.

Below is the chart showing the organizational structure of ChipMOS Group after the Effective Time of Merger and closing of the proposed Private Placement (if consummated after receipt of all required regulatory approvals):

Merger Consideration

As a result of the Merger, each IMOS Share issued and outstanding immediately prior to the Effective Time will be cancelled and, in exchange, each former holder of such cancelled IMOS Shares shall be entitled to receive, with respect to each of such IMOS Share, consideration of (i) 0.9355 ADS, each representing 20 ChipMOS Taiwan Shares, and (ii) US$3.71 in cash, without interest. After the Effective Time, each IMOS Share will automatically be cancelled and cease to exist, except represent the right to receive the Merger Consideration and the right to receive any dividends or other distributions as provided in the Merger Agreement.

Conversion of Shares

ChipMOS Taiwan shall agree to appoint Citibank, N.A. prior to the Effective Time, or any other reputable U.S. national bank reasonably acceptable to the parties, to act as exchange agent of ChipMOS Taiwan (the “Exchange Agent”) for the purpose of exchanging the Merger Consideration for IMOS Shares. Promptly after the Effective Time, ChipMOS Taiwan shall cause the Exchange Agent to send, to each holder of record of certificated IMOS Shares at the Effective Time a letter of transmittal and instructions. Holders of IMOS Shares with certificates representing such IMOS Shares shall be required to surrender the certificates representing such IMOS Shares to the Exchange Agent with a duly completed and signed letter of transmittal in order to receive the Merger Consideration and applicable dividends or other distributions. Holders of uncertificated IMOS Shares shall not be required to take any actions to surrender their IMOS Shares to the Exchange Agent because they shall be deemed to have surrendered their IMOS Shares to the Exchange Agent immediately after the Effective Time. Certificates or uncertificated IMOS Shares so surrendered or transferred will be cancelled. The ADSs will be accepted into The Depository Trust Company (“DTC”) and issued in uncertificated book-entry form to an account as specified by DTC unless a physical ADR is requested or otherwise required by applicable laws.

Rights of Dissenting Shareholders

Any IMOS Shareholder of record on the Record Date who is not satisfied that it has been offered fair value for its IMOS Shares and whose IMOS shares are not voted in favor of the Merger, the Merger Agreement and the Bermuda Merger Agreement and the transactions contemplated therein, and the Company’s adoption of the Merger Agreement and the Bermuda Merger Agreement may exercise its appraisal rights under Section 106(6) of the Bermuda Companies Act to have the fair value of its IMOS Shares appraised by the Bermuda Court. Persons owning beneficial interests in IMOS Shares but who are not shareholders of record should note that only persons who are shareholders of record on the Record Date are entitled to make an application for appraisal. Any shareholder of the Company of record intending to exercise appraisal rights MUST file its application for appraisal of the fair value of its IMOS Shares with the Bermuda Court within one month of the giving of the notice convening the Special General Meeting of IMOS Shareholders.

If a shareholder of the Company votes in favor of the Merger Agreement, the Bermuda Merger Agreement and the Merger at the Special General Meeting of IMOS Shareholders, such shareholder will have no right to apply to the Bermuda Court to appraise the fair value of its shares, and instead, if the Merger is completed, and as discussed in “—Effects of the Merger; Merger Consideration; Rights of Dissenting Shareholders”, each IMOS Share held by such shareholder will be cancelled and, in exchange, each former holder of such cancelled IMOS Shares shall be entitled to receive the Merger Consideration. Voting against the Merger, or not voting, will not in itself satisfy the requirements for exercise of an IMOS’s shareholder’s right to apply for appraisal of the fair value of its IMOS Shares under Bermuda law.

In any case where a registered holder of IMOS Shares has made an appraisal application, which shareholder is referred to as a “dissenting shareholder”, in respect of the IMOS Shares held by such dissenting shareholder, which are referred to as “dissenting shares”, and the Merger has been made effective under Bermuda law before the Bermuda Court’s appraisal of the fair value of such dissenting shares then, if the fair value of the dissenting shares is later appraised by the Bermuda Court, such dissenting shareholder will be paid by ChipMOS Taiwan, the surviving company of the Merger, the difference between the amount paid to him and the value appraised by the Bermuda Court within one month of the Bermuda Court’s appraisal.

In any case where the value of the dissenting shares held by a dissenting shareholder is appraised by the Bermuda Court before the Merger has been made effective under Bermuda law, then the Company will be required to pay the dissenting shareholder within one month of the Bermuda Court’s appraisal an amount equal to the value of the dissenting shares appraised by the Bermuda Court, unless the Merger is terminated under the terms of the Merger Agreement.

Any holder of ChipMOS Taiwan Shares who did not vote in favor of the Merger and is entitled to require appraisal of such shares (“ChipMOS Taiwan Dissenting Shares”) pursuant to Article 12 of the ROC Business Mergers and Acquisitions Act may exercise its appraisal right to require ChipMOS Taiwan to purchase its ChipMOS Taiwan Dissenting Shares within twenty (20) days after the date of the approval of the Merger by ChipMOS Taiwan shareholders.

Treatment of IMOS Equity Awards

At the Effective Time, all of the Company’s outstanding share options and share appreciation rights, whether vested or unvested, shall be automatically cancelled and converted into the right to receive an amount in cash, without interest thereon, equal to the product of (i) the total number of IMOS Shares subject to awards under such plans immediately prior to the Effective Time and (ii) the excess, if any, of the “Per Share Value” (calculated as the sum of (a) the Cash Consideration, plus (b) the product of (x) the average closing price for a ChipMOS Taiwan Share on the TWSE for the 10 consecutive trading days ending with the third complete trading day immediately prior to, but not including, the closing date of the Merger, in US$ based on the average closing NT$:US$ buying cash rate published by the Bank of Taiwan for those trading days, multiplied by (y) 18.71) over the exercise price per IMOS Share of such cancelled options or rights, less applicable withholding taxes.

In the event that the product obtained by such calculation with respect to such plans is zero or a negative number, such option or rights shall be, immediately prior to the Effective Time, cancelled without consideration.

Such amount in cash shall be paid by the Company or, to the extent not paid by the Company prior to the Effective Time, by ChipMOS Taiwan to each holder of the options or rights immediately prior to the Effective Time, as promptly as practicable, but no later than the next regularly scheduled employee payroll date in the jurisdiction of such holder after the Effective Time.

Fractional ChipMOS Taiwan ADSs

No fractional ADSs shall be issued in the Merger. All fractional ADSs that any holders of certificated or uncertificated ChipMOS Taiwan Shares would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional ADS results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the closing price for a ChipMOS Taiwan Share on the TWSE on the trading day immediately preceding the Effective Time, in US$ based on the average closing NT$:US$ buying cash rate published by the Bank of Taiwan for such date, by the product of the fraction of an ADS to which such holder would otherwise have been entitled, multiplied by the ADS to shares ratio, which is 20, which shall be distributed to such holder by the Exchange Agent together with the Merger Consideration.

Structure of ChipMOS Taiwan After the Effective Time

From and after the Effective Time, the Articles of Incorporation, the directors and the officers of ChipMOS Taiwan shall remain the same until amended or successors are duly elected or appointed and qualified in accordance with the relevant applicable laws.

Representations and Warranties of IMOS

Among others, the Company represents and warrants to ChipMOS Taiwan that:

•	The Company is an exempted company with limited liability duly incorporated, validly existing and in good standing under the laws of Bermuda.

•

The execution, delivery and performance by the Company of the Merger Agreement and the Bermuda Merger Agreement and the consummation of the Merger by the Company are within its corporate powers and, except for IMOS shareholder approval, have been duly authorized by all necessary corporate action on the part of the Company. The Merger Agreement constitutes a valid and binding agreement enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

•

The IMOS Board, after carefully considering all relevant factors, including the unanimous determination and recommendation of the IMOS Special Committee, unanimously (i) determined that the Merger Consideration constitutes fair value for each IMOS Share and (ii) approved the Merger Agreement and the Bermuda Merger Agreement and determined that the Merger Agreement, the Bermuda Merger Agreement and the transactions contemplated by the Merger Agreement and the Bermuda Merger Agreement, including the Merger, are advisable, fair to and in the best interests of, the Company and its shareholders as a whole.

•

The execution, delivery and performance by the Company of the Merger Agreement and the Bermuda Merger Agreement and the consummation the Merger require no action by or in respect of, or filing with, any governmental authority, other than: (i) the application to the Minister for the purpose of the Merger and the continuance of the surviving company, (ii) the filing of notice and related attachments with the Bermuda Registrar, the written notification from the Bermuda Monetary Authority and/or the Minister pursuant to the Bermuda Companies Act confirming that they have no objection to the Merger and approving the ROC as an approved jurisdiction for the purposes of the Bermuda Companies Act, (iii) compliance with any other applicable requirements of the Bermuda Companies Act, the ROC Business Mergers and Acquisitions Act and the ROC Company Act, (iv) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing with the SEC of the Form F-4, the Form F-6, the Form 8-A and the Schedule 13E-3 and the declaration by the SEC of the effectiveness of those forms and schedule, (v) the appropriate applications, filings and notices to, and approval of, NASDAQ and the TWSE, (vi) all approvals, consents, notifications, permits or licenses issued by applicable governmental authority in the ROC required for the consummation of the Merger and (vii) any other actions or filings the absence of which would not reasonably be expected to have a material adverse effect on the Company’s ability to consummate the Merger (“Transaction Approvals”).

•

The execution, delivery and performance of the Merger Agreement and the Bermuda Merger Agreement and the consummation of the Merger do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of its Memorandum of Association and bye-laws, (ii) contravene, conflict with or result in a violation or breach of any provision of any applicable laws, (iii) require any consent or other action by any person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company is entitled under any provision of any agreement or other instrument binding upon the Company or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company or (iv) result in the creation or imposition of any lien on any asset of the Company, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have to have a material adverse effect on the Company’s ability to consummate the Merger.

•

All outstanding shares of the Company have been, and all shares that may be issued pursuant to any IMOS share option or other compensation plan or arrangement will be duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. The Company does not hold any IMOS Shares as treasury shares.

•

There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which IMOS shareholders may vote. Except as set forth otherwise in the Merger Agreement, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company or (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (iv) restricted shares, share appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company (“IMOS Securities”). The Company has no outstanding obligations to repurchase, redeem or otherwise acquire any of the IMOS Securities, and is not a party to any voting agreement with respect to the voting of the IMOS Securities.

•

The disclosure schedule of the Merger Agreement sets forth the following information with respect to each IMOS equity award outstanding as of the date of the Merger Agreement: (i) the name and address of each recipient of IMOS equity award (ii) the number of IMOS Shares subject to such IMOS equity award (iii) the exercise or purchase price of such IMOS equity award (iv) the date on which such IMOS equity award was granted (v) the applicable conditions on vesting, including applicable performance criteria, and vesting schedule and (vi) the date on which such IMOS equity award expires. Each grant of IMOS equity award was properly approved or ratified by the IMOS Board (or a duly authorized committee or subcommittee thereof) in material compliance with all applicable laws.

•	The Company does not directly own any equity securities or other ownership interests in any person other than ChipMOS Taiwan.

•

The information to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Form F-4, the Form F-6, the Form 8-A, the Schedule 13E-3, the proxy statement/prospectus or any filing by ChipMOS Taiwan with the FSC, the Central Bank of the ROC, the TWSE or the Hsinchu Science Park Bureau of the Ministry of Science and Technology in respect of the Merger shall not at the time each of such statements is filed, mailed, amended, supplemented, declared effective, at the time of the IMOS shareholder meeting or at the Effective Time, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated or necessary to make the statements not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by ChipMOS Taiwan in the statements above.

Representations and Warranties of ChipMOS Taiwan

ChipMOS Taiwan represents and warrants to the Company that:

•	ChipMOS Taiwan is a company limited by shares duly incorporated, validly existing and in good standing under the laws of the ROC.

•

The execution, delivery and performance by ChipMOS Taiwan of the Merger Agreement and the Bermuda Merger Agreement and the consummation of the Merger are within ChipMOS Taiwan’s corporate powers and, except for the ChipMOS Taiwan shareholder approval, have been duly authorized by all necessary corporate action on the part of ChipMOS Taiwan.

•

The ChipMOS Taiwan Board has (i) approved and adopted the Merger Agreement, and authorized and approved the Merger; and (iii) proposed that the Merger Agreement be submitted for consideration at the ChipMOS Taiwan shareholder meeting.

•

The execution, delivery and performance by ChipMOS Taiwan of the Merger Agreement and the Bermuda Merger Agreement and the consummation of the Merger require no action by or in respect of, or filing with, any governmental authority other than (i) the Transaction Approvals, and (ii) any other actions or filings the absence of which would not reasonably be expected to have to have a material adverse effect on ChipMOS Taiwan’s ability to consummate the Merger.

•

The execution, delivery and performance of the Merger Agreement and the Bermuda Merger Agreement and the consummation of the Merger do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Articles of Incorporation, (ii) contravene, conflict with or result in a violation or breach of any provision of any applicable laws, (iii) require any consent or other action by any person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which ChipMOS Taiwan is entitled under any provision of any agreement or other instrument binding upon the Company or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of ChipMOS Taiwan or (iv) result in the creation or imposition of any lien on any asset of ChipMOS Taiwan, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have to have a material adverse effect on ChipMOS Taiwan’s ability to consummate the Merger.

•	All outstanding ChipMOS Taiwan Shares have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

•

Except as set forth otherwise in the Merger Agreement, there are no outstanding (i) shares of capital stock or voting securities of ChipMOS Taiwan, (ii) securities of ChipMOS Taiwan convertible into or exchangeable for shares of capital stock or voting securities of ChipMOS Taiwan or (iii) options or other rights to acquire from ChipMOS Taiwan or other obligation of ChipMOS Taiwan to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of ChipMOS Taiwan (“ChipMOS Taiwan Securities”). ChipMOS Taiwan or any of its subsidiaries has no outstanding obligations to repurchase, redeem or otherwise acquire any of the ChipMOS Taiwan Securities, and is not a party to any voting agreement with respect to the voting of the ChipMOS Taiwan Securities.

•

All ChipMOS Taiwan Shares represented by the ADSs will be, when so issued and allotted, duly authorized, validly issued and allotted, fully paid and free of preemptive rights. The ADSs will be duly issued in accordance with the Deposit Agreement.

•

The information to be supplied by or on behalf of ChipMOS Taiwan for inclusion or incorporation by reference in the Form F-4, the Form F-6, the Form 8-A, the Schedule 13E-3, the proxy statement/prospectus or any filing by ChipMOS Taiwan with the FSC, the Central Bank of the ROC, the TWSE or the Hsinchu Science Park Bureau of the Ministry of Science and Technology in respect of the Merger shall not at the time each of such statements is filed, mailed, amended, supplemented, declared effective, at the time of the ChipMOS Taiwan shareholder meeting or at the Effective Time, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated or necessary to make the statements not misleading. Notwithstanding the foregoing, ChipMOS Taiwan makes no representation or warranty with respect to any information supplied by the Company in the statements above.

•

Each of ChipMOS Taiwan and the audit committee of ChipMOS Taiwan have received the opinion from their respective financial advisors, to the effect that as of the date of the Merger Agreement, the Merger Consideration is fair to ChipMOS Taiwan from a financial point of view.

Covenants of IMOS

From the date of the Merger Agreement until the Effective Time, the Company shall conduct its business in the ordinary course consistent with past practice and use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect all of its licenses, permits, consents, franchises, approvals and authorizations, and (iii) keep available the services of its directors, officers and key employees. Except as expressly contemplated by the Merger Agreement, the Company shall not do the following without the prior written consent of ChipMOS Taiwan, which shall not be unreasonably withheld, conditioned or delayed:

•	amend its Memorandum of Association or bye-laws;

•

(i) divide, combine or reclassify any of its shares, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of its shares, or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any IMOS securities;

•

issue, deliver or sell, or authorize the issuance, delivery or sale of, any IMOS Securities, other than the issuance of any IMOS Shares upon the exercise of its share options that are outstanding on the date of the Merger Agreement, in accordance with the terms of those options and the applicable IMOS share plans;

•	incur any capital expenditures or any obligations or liabilities in respect thereof, other than as contemplated in the 2016 annual budgetary plan as approved by the IMOS Board;

•	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses;

•	sell, lease or otherwise transfer, or create or incur any lien on, any of the Company’s assets, securities, properties, interests or businesses, other than in the ordinary course of business;

•	make any loans, advances or capital contributions to, or investments in, any other person;

•

create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof, other than short-term credit facilities or lines of credit in the ordinary course of business;

•

(i) with respect to any director, officer or employee of the Company, (A) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement) or (B) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement), (ii) increase benefits payable under any existing severance or termination pay policies, (iii) establish, adopt or amend (except as required by the applicable laws) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement or (iv) increase compensation, bonus or other benefits payable to any employee of the Company;

•	change the Company’s methods of accounting, except as required by concurrent changes in IFRS, as agreed to by its independent public accountants;

•

make or change any tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended tax returns or claims for tax refunds, enter into any closing agreement, surrender any tax claim, audit or assessment, surrender any right to claim a tax refund, offset or other reduction in tax liability, consent to any extension or waiver of the limitations period applicable to any tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of increasing the tax liability or reducing any tax asset of the Company or any of its subsidiaries;

•	settle, or offer or propose to settle any legal action that relates to the transactions; or

•	agree, resolve or commit to do any of the foregoing.

The Company shall use reasonable best efforts to cause the proxy statement/prospectus to be mailed to the IMOS shareholders and take all actions in accordance with the Bermuda Companies Act, the Memorandum of Association and bye-laws and the rules and regulations of NASDAQ to duly call, give notice of, convene and hold a meeting of the IMOS shareholders as soon as reasonably practicable following the date the Form F-4 is declared effective by the SEC. The IMOS Board shall: (i) use its reasonable best efforts to solicit or cause to be solicited from its shareholders proxies to secure the shareholder approval, (ii) include the recommendation of the IMOS Board in the proxy statement/prospectus, and (iii) take all other actions necessary or advisable to secure the approval by IMOS shareholders.

The Company shall not by itself, or authorizes or permits any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly: (i) initiate, solicit or take any action to knowingly facilitate or knowingly encourage any inquiries or requests for information with respect to, the making of, or that could reasonably be expected to result in, an acquisition proposal, (ii) enter into, participate or engage in any negotiations concerning, or provide any non-public information or data relating to it or any of its subsidiaries to any person or afford access to the resources, properties, assets, books or records of it or any of its subsidiaries to any person relating to, in connection with, or in response to an acquisition proposal, or any inquiry or indication of interest that could reasonably expected to result in an Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any acquisition proposal, (iv) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger or amalgamation agreement, acquisition agreement, option agreement or other similar agreement relating to any acquisition proposal (each an “Acquisition Agreement”), (v) terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any confidentiality, standstill or similar agreement or obligations of any person (other than in respect of ChipMOS Taiwan), or (vi) propose publicly or commit, authorize or agree to do any of the foregoing relating to any acquisition proposal.

Prior to the Closing, neither the IMOS Board nor any committee thereof shall, directly or indirectly: (i) withhold, withdraw, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, in a manner adverse to ChipMOS Taiwan, the recommendation of the IMOS Board, (ii) approve, adopt, recommend or declare advisable, or publicly propose to approve, adopt, recommend or declare advisable, any acquisition proposal or otherwise enter into or permit IMOS to enter into any Acquisition Agreement, (iii) if a tender offer or exchange offer for any issued and outstanding shares of the Company is commenced prior to obtaining the approval of IMOS shareholder, fail to recommend against acceptance of such tender offer or exchange offer by its respective shareholders within five business days after commencement thereof (or in the event of a change in the terms of the tender offer or exchange offer, within five business days of the announcement of such changes), or (iv) fail to include the recommendation of the IMOS Board in the proxy statement/prospectus (“Change of Recommendation”).

Until the earlier of receipt of the approval by IMOS Shareholder and any termination of the Merger Agreement, if the Company receives a written unsolicited bona fide acquisition proposal that the IMOS Board has determined in good faith, after consultation with its outside legal counsel and financial advisors: (i) constitutes a bona fide written acquisition proposal made after the date of the Merger Agreement by any person (other than ChipMOS Taiwan) on terms more favorable to the Company and the IMOS shareholders than the Merger (“Superior Proposal”), or (ii) could reasonably be likely to result in a Superior Proposal, then the Company may: (A) furnish or disclose nonpublic information to the person making such acquisition proposal if, prior to furnishing such information, the Company receives from the third party an executed acceptable confidentiality agreement and (B) engage in discussions or negotiations with such person with respect to such acquisition proposal, in each case only if the IMOS Board determines in good faith, after consultation with its outside legal counsel that failure to do so could violate the fiduciary duties of the IMOS Board under applicable laws.

The IMOS Board, at any time prior to the receipt of the approval of IMOS shareholder, in response to the receipt of the Superior Proposal, shall be permitted to effect a Change of Recommendation. The IMOS Board shall not be permitted to effect such a Change of Recommendation unless and until (i) at least five business days have passed following the ChipMOS Taiwan Board’s receipt of a written notice from the Company, (ii) during such five business day period (the “Matching Period”) (A) the IMOS Board shall have provided the ChipMOS Taiwan Board with a reasonable opportunity to make any adjustments to the terms and conditions of the Merger and shall negotiate with ChipMOS Taiwan in good faith, and (B) the IMOS Board shall have determined in good faith at the end of such Matching Period and, after considering the results of such negotiations and the revised proposals made by ChipMOS Taiwan, if any, and after consultation with its outside legal counsel and financial advisors that the Superior Proposal continues to be a Superior Proposal and that the failure to make such a Change of Recommendation could violate its fiduciary duties under applicable laws, and (iii) the IMOS Board has not materially breached its obligation under Section 6.03 of the Merger Agreement.

The Company shall immediately following execution of the Merger Agreement cease and cause to be terminated any existing activities, solicitations, discussions or negotiations, if any, with any person (other than ChipMOS Taiwan) with respect to any Acquisition Proposal, and request that any such person to return or destroy any confidential information as promptly as practicable.

The Company shall vote all ChipMOS Taiwan Shares legally or beneficially owned by it in favor of the Merger at the ChipMOS Taiwan shareholder meeting.

Covenants of ChipMOS Taiwan

From the date of the Merger Agreement until the Effective Time, ChipMOS Taiwan shall conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to (i) preserve intact its business organizations and relationships with third parties, (ii) maintain in effect all of its licenses, permits, consents, franchises, approvals and authorizations, and (iii) keep available the services of its present directors, officers and key employees. Except as expressly contemplated by the Merger Agreement, ChipMOS Taiwan will not do the following without the prior written consent of the Company or the affirmative vote of the Company in person or by proxy at any shareholders’ meeting of ChipMOS Taiwan (which consent or vote shall not be unreasonably withheld, conditioned or delayed), except as expressly contemplated by the Merger Agreement:

•	amend the Articles of Incorporation;

•

(i) divide, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any ChipMOS Taiwan Securities;

•	issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any ChipMOS Taiwan Securities;

•	incur any capital expenditures or any obligations or liabilities in respect thereof, other than as contemplated in the 2016 annual budgetary plan as approved by the ChipMOS Taiwan Board;

•

acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than in the ordinary course of business;

•	sell, lease or otherwise transfer, or create or incur any lien on, any of ChipMOS Taiwan’s’ assets, securities, properties, interests or businesses, other than in the ordinary course of business;

•	make any loans, advances or capital contributions to, or long-term equity investments in, any other person (other than any of its subsidiaries);

•

create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof, other than short-term credit facilities or lines of credit in the ordinary course of business;

•

(i) with respect to any director or officer of ChipMOS Taiwan, (ii) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement) or (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement), (iv) increase benefits payable under any existing severance or termination pay policies, or (v) establish, adopt or amend (except as required by the applicable law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement;

•	change ChipMOS Taiwan’s methods of accounting, except as required by concurrent changes in IFRS or Taiwan IFRS, as agreed to by its independent public accountants;

•

make or change any tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended tax returns or claims for tax refunds, enter into any closing agreement, surrender any tax claim, audit or assessment, surrender any right to claim a tax refund, offset or other reduction in tax liability, consent to any extension or waiver of the limitations period applicable to any tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of increasing the tax liability or reducing any tax asset of ChipMOS Taiwan or any of its subsidiaries;

•	settle, or offer or propose to settle any legal action that relates to the transactions; or

•	agree, resolve or commit to do any of the foregoing.

For six years after the Effective Time, ChipMOS Taiwan shall indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by the ROC Company Act or any other Applicable Law. Further, without limiting the foregoing in any way, (i) ChipMOS Taiwan shall assume and perform all obligations of the Company pursuant to each indemnification agreement between the Company and each Indemnified Person, copies of which have been provided to ChipMOS Taiwan prior to the date hereof, in accordance with each such agreement’s terms, including all obligations of the Company under each such agreement to indemnify each such Indemnified Person in respect of acts and omissions and to advance to each such Indemnified Person expenses of defending related claims, losses, damage costs, actions, suits, hearings, inquiries, investigations, proceedings or alternative dispute resolution mechanisms incurred by, or brought by any parties against, each such Indemnified Person (including all reasonable fees and costs of legal counsel and experts), and (ii) for six years after the Effective Time, ChipMOS Taiwan shall indemnify and hold harmless each Indemnified Person to the fullest extent permitted by the ROC Company Act or any other applicable law in respect of acts and omissions occurring or decisions made by the IMOS Board in connection with, arising from or related in any way to any and all amendments to each and any of the IMOS share plans in accordance with the Merger Agreement and any related and ancillary actions taken by the Company or any of its directors as a result of such amendments and shall advance to each such director expenses of defending related claims, losses, damage costs, actions, suits, hearings, inquiries, investigations, proceedings or alternative dispute resolution mechanisms incurred by, or brought by any parties against, each such director (including all reasonable fees and costs of legal counsel and experts).

Prior to the Effective Time, ChipMOS Taiwan shall obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time; provided that the Company shall give ChipMOS Taiwan a reasonable opportunity to participate in the selection of such tail policy and the Company shall give reasonable and good faith consideration to any comments made by ChipMOS Taiwan with respect thereto.

If ChipMOS Taiwan or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, proper provision shall be made so that the successors and assigns of ChipMOS Taiwan shall assume the obligations under Section 7.02 of the Merger Agreement.

ChipMOS Taiwan shall use reasonable best efforts to cause the mailing of the convocation notice to the ChipMOS Taiwan shareholders to occur as soon as practicable following the date of the Merger Agreement and cause a general meeting of the ChipMOS Taiwan Shareholders to occur for seeking and obtaining the approval of the Merger within 180 days of the date of the Merger Agreement. The ChipMOS Taiwan Board shall take all other actions necessary or advisable to secure the ChipMOS Taiwan shareholder approval.

ChipMOS Taiwan shall cause a sponsored ADR facility to be established with the Depositary Bank for the purpose of issuing the ADSs. At or prior to the Effective Time, ChipMOS Taiwan shall cause the Depositary Bank to issue a number of the ADSs sufficient to constitute the Share Consideration. As promptly as practicable after the date of the Merger Agreement, and in any event prior to the Effective Time, ChipMOS Taiwan shall use its reasonable best efforts to cause the ChipMOS Taiwan Shares underlying the ADSs to be admitted for trading on the TWSE and to cause the ADSs to be approved for listing on NASDAQ.

Covenants of Both IMOS and ChipMOS Taiwan

Both the Company and ChipMOS Taiwan shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate in doing, all things necessary, proper or advisable on their part to consummate and make effective, in the most expeditious manner practicable and in any event prior to the End Date, the Merger and other transactions.

As soon as practicable following the date of the Merger Agreement, (i) the Company and ChipMOS Taiwan shall prepare and file with the SEC the Schedule 13E-3, (ii) ChipMOS Taiwan shall, in cooperation with the Company, prepare and file with the SEC the Form F-4 and the Form 8-A, and (iii) ChipMOS Taiwan shall prepare and file the convocation notice. The Company and ChipMOS Taiwan shall use reasonable best efforts to have the Schedule 13E-3 cleared and the Form F-4 declared and kept effective by the SEC. ChipMOS Taiwan shall use reasonable best efforts to have the Form 8-A declared effective by the SEC. As soon as practicable following the date of the Merger Agreement, ChipMOS Taiwan shall use reasonable efforts to cause the Depositary Bank to file with the SEC the Form F-6 and to have the Form F-6 declared effective as soon as practicable after such filing, and in any event as of the Effective Time.

Except in respect of any public statement or press release as may be required by applicable laws or any requirements of the TWSE or NASDAQ, ChipMOS Taiwan and the Company shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of the other party.

Prior to the Effective Time, the Company shall cooperate with ChipMOS Taiwan and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part to enable the de-listing of the IMOS Shares from NASDAQ and the deregistration of the IMOS Shares under the Exchange Act as promptly as practicable after the Effective Time.

Conditions to Completion of the Merger

Unless, among other things, the following conditions or requirements are satisfied or, if allowed by law, waived, the Merger will not be completed:

•	the IMOS shareholder approval and the ChipMOS Taiwan shareholder approval shall have been obtained;

•	no applicable laws shall prohibit the consummation of the Merger;

•	compliance with any applicable requirements of the Bermuda Companies Act, the ROC Business Mergers and Acquisitions Act and the ROC Company Act;

•	all approvals in Bermuda and the ROC shall have been obtained;

•

upon the SEC’s declaration of effectiveness of the registration statement on Form F-4, Form F-6 and the Form 8-A with respect to the Merger, and no stop order suspending the effectiveness of those forms shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC;

•

the ADSs to be issued pursuant to the Merger Agreement shall have been authorized for listing on NASDAQ, and the ChipMOS Taiwan Shares underlying the ADSs will have been admitted to trading on the TWSE; and

•	all transaction approvals will have been taken, made or obtained or otherwise occurred.

The obligations of ChipMOS Taiwan to consummate the Merger will be subject to the satisfaction of the following conditions unless otherwise waived:

•	The Company shall have performed in all material respects all of its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time;

•

(A) the representations and warranties of the Company regarding corporate existence, corporate authorization, capitalization, finder’s fees and opinion of financial advisor shall be true in all material respects at and as of the Effective Time as if made at and as of such time and (B) the other representations and warranties of the Company contained in the Merger Agreement or in any certificate or other writing delivered by the Company pursuant to the Merger Agreement shall be true at and as of the Effective Time as if made at and as of such time, with, in the case of this clause (B) only, only such exceptions as have not had and would not reasonably be expected to have material adverse effect on the Company’s ability to consummate the Merger; and

•	ChipMOS Taiwan shall have received a certificate signed by an executive officer of the Company to the foregoing effect.

The obligations of the Company to consummate the Merger shall be subject to the satisfaction of the following conditions unless otherwise waived:

•	ChipMOS Taiwan shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

•

(A) the representations and warranties of ChipMOS Taiwan regarding corporate existence, corporate authorization and capitalization will be true in all material respects at and as of the Effective Time as if made at and as of such time and (B) the other representations and warranties of ChipMOS Taiwan contained in the Merger Agreement or in any certificate or other writing delivered by ChipMOS Taiwan pursuant to the Merger Agreement shall be true at and as of the Effective Time as if made at and as of such time, with, in the case of this clause (B) only, only such exceptions as have not had and would not reasonably be expected to have a material adverse effect on ChipMOS Taiwan’s ability to consummate the Merger; and

•	The Company shall have received a certificate signed by an executive officer of ChipMOS Taiwan to the foregoing effect.

Termination

The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

•	by mutual written agreement of the Company and ChipMOS Taiwan;

•	by either the Company or ChipMOS Taiwan, if:

(i) the Merger shall have not been consummated on or before the End Date; provided that the right to terminate the Merger Agreement shall not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Merger to be consummated by such time;

(ii) there shall be any applicable law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or ChipMOS Taiwan from consummating the Merger and such injunction shall have become final and non-appealable; or

(iii) (A) the ChipMOS Taiwan shareholder approval shall not have been obtained, or (B) the IMOS shareholder approval shall not have been obtained.

•	by ChipMOS Taiwan, if:

(i) prior to obtaining the IMOS shareholder approval, (A) a Change of Recommendation shall have occurred, or at any time after receipt or public announcement of an acquisition proposal, the IMOS Board shall have failed to reaffirm the recommendation of the IMOS Board as promptly as practicable (but in any event within five business days) after receipt of any written request to do so from ChipMOS Taiwan, or the IMOS Board shall have publicly announced an intention to take any of the foregoing actions, or (B) there shall have been any material breach of the Company’s obligation of convocation of a shareholders’ meeting for the purpose of obtaining the approval of the Merger and no solicitation obligation of the Company; or

(ii) breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in the Merger Agreement shall have occurred and such condition is incapable of being satisfied by the End Date.

•	by the Company, if

(i) prior to obtaining ChipMOS Taiwan shareholder approval (A) the ChipMOS Taiwan Board shall have withheld, withdrawn, modified or qualified, in a manner adverse to the Company, the recommendation by the ChipMOS Taiwan Board, or the ChipMOS Taiwan Board shall have publicly announced an intention to take any of the foregoing actions, or (B) there shall have been any material breach of ChipMOS Taiwan’s obligation of convocation of a shareholders’ meeting for the purpose of obtaining the approval of the Merger;

(ii) (x) all of the conditions (including the approvals by IMOS shareholders and ChipMOS Taiwan shareholders, the non-prohibition on the consummation of the Merger by applicable laws, the approval by relevant ROC authorities, the declaration by SEC on effectiveness of the registration statements of Form F-4, Form F-6 and the Form 8-A with respect to the Merger, no stop order suspending the effectiveness of those forms being in effect, no proceedings for such purpose being in pending or threatened by the SEC, ADSs authorized for listing on NASDAQ, ChipMOS Taiwan Shares underlying the ADSs being admitted to trading on TWSE, all transaction approvals having been taken, made, obtained or otherwise occurred, the Company performing in all material respects all of its obligations under the Merger Agreement at or prior to the Effective Time, and certain of the Company’s representations and warranties being true in all material respects at and as of the Effective Time as if made at and as of such time) shall have been satisfied (other than those conditions that by their nature are to be satisfied at the closing, but subject to their satisfaction or waiver by the party having the benefit thereof), (y) the Company shall have irrevocably confirmed by notice to ChipMOS Taiwan that all of the conditions (including ChipMOS Taiwan performing in all material respects all of its obligations under the Merger Agreement at or prior to the Effective Time and certain of ChipMOS Taiwan’s representations and warranties being true in all material respects at and as of the Effective Time as if made at and as of such time) shall have been satisfied or that the Company is willing to waive any unsatisfied preceding conditions and that the Company is ready, willing and able to consummate the closing, and (z) ChipMOS Taiwan fails to complete the closing within three (3) business days following the date the closing shall have occurred pursuant to the Merger Agreement.

(iii) at any time prior to the receipt of the IMOS shareholder approval, at and after such time as the IMOS Board effects a change of recommendation, in order to enter into a definitive, written agreement concerning a superior proposal; provided that the Company shall have paid the termination fee to ChipMOS Taiwan pursuant to the Merger Agreement; or

(iv) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of ChipMOS Taiwan set forth in the Merger Agreement shall have occurred which would cause the related closing conditions not to be satisfied and such condition is incapable of being satisfied by the End Date.

Termination Fee

If the Merger Agreement is terminated by ChipMOS Taiwan due to the IMOS Board’s change of recommendation for the IMOS shareholder approval for the Merger or the IMOS Board has made material breaches with respect to certain non-solicitation provisions set forth in the Merger Agreement, the Company shall pay ChipMOS Taiwan a termination fee of US$20 million (“Termination Fee”).

If the Merger Agreement is terminated by either the Company or ChipMOS Taiwan due to (i) failure to consummate the Merger one year after the date of the Merger Agreement or either IMOS shareholder approval or ChipMOS Taiwan shareholder approval shall not have been obtained at their respective shareholder meeting, (ii) after the date of the Merger Agreement and such termination, an acquisition proposal has been publicly announced or otherwise communicated to the IMOS Board or IMOS shareholder and (iii) within 12 months of such termination, the Company entered into a definitive agreement with respect to or recommend to IMOS shareholder a Superior Proposal or a Superior Proposal shall have been consummated, then the Company shall pay the Termination Fee to ChipMOS Taiwan.

If the Merger Agreement is terminated by the Company due to:

(i) The ChipMOS Taiwan Board, prior to obtaining ChipMOS Taiwan shareholder approval, shall have withheld, withdrawn, modified or qualified, in a manner adverse to the Company, the ChipMOS Taiwan Board Recommendation or has publicly announced its intention to do so, or

(ii) ChipMOS Taiwan fails to consummate the Merger after all necessary closing conditions have been met or waived and the Company is ready to close, ChipMOS Taiwan shall pay the Company the Reverse Termination Fee of US$40 million.

Expenses

Except as otherwise provided under the Merger Agreement including the termination fee, all costs and expenses incurred in connection with the Merger Agreement shall be paid by the party incurring such cost or expense, except that those expenses incurred in connection with filing, printing, and mailing the disclosure filings and those expenses incurred in connection with obtaining approvals shall be shared equally by the Company and ChipMOS Taiwan.

Governing Law and Jurisdiction

The Merger Agreement shall be governed by and construed with regard to the laws of the ROC; provided, that any provisions of the Merger Agreement which relate to the exercise of a director or officer’s fiduciary duties, statutory duties, obligations and/or statutory provisions, or which otherwise arise, in each case, under the laws of Bermuda shall be governed by and in accordance with the laws of Bermuda.

ChipMOS Taiwan and the Company irrevocably and unconditionally consent, agree and submit to the exclusive jurisdiction of the Hsinchu District Court (and appropriate appellate courts therefrom), for the purposes of any legal action with respect to the subject matter of the Merger Agreement.

Comparison Of Rights Of Shareholders

Rights of holders of IMOS Shares as shareholders of the Company are governed by the laws of Bermuda and the Company’s Memorandum of Association and bye-laws. After the Merger, through ownership of the ADSs and subject to the terms of the Deposit Agreement, former holders of IMOS Shares will have the rights of a shareholder of ChipMOS Taiwan, generally be governed by ROC law and ChipMOS Taiwan’s Articles of Incorporation.

The following discussion is a summary of the material differences in rights of holders of IMOS Shares that would result from the Merger and assuming such holders hold the ChipMOS Taiwan Shares. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. While ChipMOS Taiwan believes this summary is accurate in all material respects, the following descriptions are qualified in their entirety by reference to the complete text of the relevant provisions of applicable Bermuda law, applicable ROC law, the Company’s Memorandum of Association and bye-laws, and ChipMOS Taiwan’s Articles of Incorporation. ChipMOS Taiwan encourages you to read those laws and documents. Copies of documents referred in this summary may be obtained as described in the section entitled “Where You Can Find More Information.” Further, to exercise some of the rights reserved to registered holders of the ChipMOS Taiwan Shares, a holder of the ADSs would need to surrender the ADSs and withdraw the underlying ChipMOS Taiwan Shares.

	IMOS	ChipMOS Taiwan

Authorized Capital	IMOS’s authorized share capital is US$3,250,000 divided into 62,500,000 common shares of par value US$0.04 per share, and 18,750,000 preferred shares of par value US$0.04 per share.	ChipMOS Taiwan’s authorized share capital is NT$14,500,000,000 divided into 1,450,000,000 common shares of par value NT$10.00 per share.

Voting Rights

Under Bermuda law, except as otherwise provided in the Bermuda Companies Act or IMOS’s bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting. IMOS’s bye-laws provide that, save where a greater majority is required by the Bermuda Companies Act or the bye-laws (which would include the resolutions for approving the extraordinary transaction,) any question proposed for consideration at any general meeting shall be decided on by a simple majority of the votes cast, either on a show of hands or on a poll. At any general meeting on a show of hands each shareholder present in person, or by a duly authorized corporate representative or by a duly appointed proxy, shall have one vote and on a poll every shareholder present in person, or by a duly authorized corporate representative or by a duly appointed proxy, shall have one vote for each fully paid-up common share of which he is the shareholder. In the case of an equality of votes cast, the chairman of the meeting shall have a second or casting vote. Any resolution for any of the following extraordinary transactions will require the approval of shareholders holding shares representing at least 70.0% of the total voting rights of all the shareholders having the right to vote at such meeting:

•      the merger, amalgamation or any other consolidation of IMOS with any other company, wherever incorporated;

•      the sale, lease, exchange, transfer or other disposition of all or substantially all of the consolidated assets of IMOS; or

•      the adoption of any plan or proposal for the liquidation of IMOS.

Under the ROC Company Act, except under limited circumstances, shareholders have one vote for each common share held.

Except as otherwise provided by law, a resolution may be adopted by the shareholders of a majority of the common shares represented at a shareholders’ meeting at which the shareholders of a majority of all issued and outstanding common shares are present.

Under the ROC Company Act, the approval by a majority of the common shares represented at a shareholders’ meeting in which a quorum of two-thirds of all issued and outstanding common shares are presented is required for major corporate actions, including:

•      amendment to the Articles of Incorporation, including increase of authorized share capital;

•      execution, amendment or termination of any contract through which ChipMOS Taiwan leases its entire business to others, or ChipMOS Taiwan appoints others to operate its business or ChipMOS Taiwan operates its business with others on a continuous basis;

•      transfer of entire or a substantial part of ChipMOS Taiwan’s business or properties;

•      acquisition of the entire business or properties of any other company, which would have a significant impact on ChipMOS Taiwan’s operations;

•      distribution of any stock dividend;

•      dissolution of ChipMOS Taiwan;

•      issuance of restricted shares to employees; and

•      removal of any director.

In the case of a public company such as ChipMOS Taiwan, such a resolution may be adopted by the holders of two-thirds of the shares of common stock represented at a meeting of shareholders at which holders of a majority of the issued and outstanding shares of common stock are present.

	IMOS	ChipMOS Taiwan
Dividend Rights	Under the Bermuda Companies Act, a company may not declare or pay a dividend or make a distribution out of contributed surplus if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due or (ii) the realizable value of the company’s assets would thereby be less than its liabilities. (However, in order to avoid the possibility of an unauthorized reduction of capital, the Company complies with former requirement of section 54(1)(b) of the Bermuda Companies Act, i.e. that whenever the board of directors is making determination based on the latter benchmark – the realizable value of its assets, it should consider whether “the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities, issued share capital and share premium accounts”, rather than “liabilities” alone.) The holders of IMOS Shares are entitled to receive dividends out of assets legally available for such purposes at times and in amounts as its board of directors may from time to time determine. Any dividend unclaimed for a period of six years from its date of declaration will be forfeited and will revert to IMOS.

Under the ROC Company Act, a company is not permitted to distribute dividends or make any other distributions to shareholders in respect of any given year for which it did not have either earnings or retained earnings, except under limited circumstances. In addition, before distributing a dividend to shareholders following the end of a fiscal year, the company must recover any past losses, pay all outstanding taxes and set aside a legal reserve, until such time as its legal reserve equals its paid-in capital, 10% of its net income for that fiscal year (less any past losses and outstanding tax), and may set separately aside a special reserve.

In addition to permitting dividends to be paid out of earnings or retained earnings, the ROC Company Act allows a company to make distributions to the shareholders from capital surplus and the legal reserve. However, dividend distribution out of a company’s legal reserve can only be effected to the extent of the excessive amount of the accumulated legal reserve over 25% of such company’s paid-in capital.

At a company’s annual general meeting of shareholders, the board of directors submits to the shareholders for their approval the company’s financial statements for the preceding fiscal year and any proposal for the distribution of a dividend or the making of any other distribution to shareholders from its earnings or retained earnings (subject to compliance with the requirements described above) at the end of the preceding fiscal year. All ChipMOS Taiwan Shares outstanding and fully paid as of the relevant record date are entitled to share equally in any dividend or other distribution so approved.

Dividends may be distributed in cash, in the form of common shares or a combination thereof, as determined by the shareholders at the meeting. ChipMOS Taiwan’s Articles of Incorporation provide that the proportion of cash dividend shall not be less than 10% of the total distributed dividend of the current year.

Issuance of Shares	Subject to the bye-laws of IMOS and to any resolution of IMOS shareholders to the contrary, the unissued shares of IMOS shall be at the disposal of the Board which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as the IMOS Board may determine.	Under the ROC Company Act, any change in the authorized share capital of a company limited by shares requires an amendment to its articles of incorporation, which in turn requires approvals each at the board meeting and the shareholders’ meeting. In the case of a public company such as ChipMOS Taiwan, it must make an effective registration and an amendment to the corporate registration with the ROC regulators. Authorized but unissued ChipMOS Taiwan Shares may be issued, subject to the applicable law, upon terms as the ChipMOS Taiwan Board may determine.

	IMOS	ChipMOS Taiwan
Pre-emptive Rights	Under Bermuda law generally, no shareholder has a pre-emptive right to subscribe for additional issuances of a Bermuda company’s shares unless, and to the extent that, the right is expressly granted to the shareholder under the bye-laws of such company or under any contract between the shareholder and the company.

Under the ROC Company Act, when a public company issues new shares of common stock for cash, 10% to 15% of the issue must be offered to its employees. The remaining new shares must be offered to existing shareholders in a preemptive rights offering, subject to a requirement under the ROC Securities and Exchange Act that at least 10% of these issuances must be offered to the public. This percentage can be increased by a resolution passed at a shareholders’ meeting, thereby limiting or waiving the preemptive rights of existing shareholders. The preemptive rights provisions do not apply to limited circumstances, such as:

•      issuance of new shares upon conversion of convertible bonds; or

•      offerings of new shares through a private placement approved at a shareholders’ meeting.

Repurchase of Shares

IMOS may repurchase its own shares for cancellation or acquire them to be held as treasury shares in accordance with the Bermuda Companies Act and the bye-laws of IMOS on such terms as the IMOS Board thinks fit.

The IMOS Board may exercise all of the powers of IMOS to purchase or acquire all or any part of its own shares in accordance with the Bermuda

Companies Act and the bye-laws of IMOS.

Under the ROC Securities and Exchange Act, ChipMOS Taiwan may purchase ChipMOS Taiwan Shares as treasury stock under limited circumstances, including:

•      to transfer shares to ChipMOS Taiwan’s employees;

•      to deliver shares upon the conversion or exercise of bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or warrants issued by ChipMOS Taiwan; or

•      to maintain ChipMOS Taiwan’s credit and its shareholders’ equity, provided that the shares so purchased shall be cancelled.

ChipMOS Taiwan may purchase ChipMOS Taiwan Shares on the TWSE or by means of a public tender offer. These transactions require a resolution by a majority voting of ChipMOS Taiwan’s directors present at a meeting of its board of directors attended by two-thirds of the directors. The total amount of the ChipMOS Taiwan Shares purchased for treasury stock may not exceed 10% of the total issued shares. In addition, the total cost of the purchased shares shall not exceed the aggregate amount of ChipMOS Taiwan’s retained earnings, any premium from share issuances and the realized portion of ChipMOS Taiwan’s capital reserve.

	IMOS	ChipMOS Taiwan
Restrictions on Transfers

IMOS has been designated as a non-resident for exchange control purposes by the BMA. This designation will allow IMOS to engage in transactions in currencies other than the Bermuda dollar.

Permission has been given by the BMA for the issuance and transfer of common shares of IMOS to and between persons who are not resident in Bermuda, subject to the common shares being quoted on the NASDAQ Capital Market, being an “appointed stock exchange” within the meaning of the Bermuda Companies Act.

The transfer of IMOS Shares between persons regarded as “non-resident” in Bermuda for exchange control purposes and the issuance of shares after the completion of the currently contemplated offering of IMOS Shares to those persons may be effected without specific consent under the Exchange Control Act 1972 of Bermuda and regulations thereunder subject to the IMOS Shares remaining quoted on the NASDAQ Capital Market. Issuance and transfer of shares to any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act 1972.

There are no limitations on the rights of persons regarded as non-residents of Bermuda for foreign exchange control purposes who own IMOS Shares to hold or vote their IMOS Shares. Since IMOS has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on IMOS’s ability to transfer funds in and out of Bermuda or to pay dividends to United States residents or other non-residents of Bermuda who are holders of IMOS Shares, other than in respect of local Bermuda currency.

The ROC Securities and Exchange Act requires each director, manager or shareholder who, together with such shareholder’s spouse, minor children or nominees, holds more than 10% of ChipMOS Taiwan Shares, to report the amount of such person’s holding to ChipMOS Taiwan, and limits the number of shares that can be sold or transferred on the TWSE by such person per day. In addition, such persons may only sell or transfer ChipMOS Taiwan Shares on the TWSE at least three days following their filing of a notification with the FSC in respect of such sale or transfer, provided that such notification will not be required if the number of shares sold or transferred does not exceed 10,000.

Appraisal Rights	Under the Bermuda Companies Act, in the event of an amalgamation or a merger involving a Bermuda company, a shareholder who did not vote in favor of the amalgamation or merger and who is not satisfied that he has been offered fair value for such shareholder’s shares may apply to the Bermuda Court to appraise the fair value of those shares. The Bermuda Companies Act provides that the directors of each amalgamating or merging company shall submit the amalgamation agreement or merger agreement for approval to a meeting of the holders of shares of the amalgamating or merging company of which they are directors and where applicable, to the holders of each class of such shares, unless it is an amalgamation or a merger between a holding company and one or more of its wholly-owned subsidiary and continuation as one company or the surviving company respectively pursuant to the Bermuda Companies Act.

Under the ROC law, dissenting shareholders are entitled to appraisal rights in the event of amalgamation, spin-off or certain other major corporate actions. If agreement with the company cannot be reached, dissenting shareholders may seek a court order for the company to repurchase all of their shares. Shareholders may exercise their appraisal rights by serving written notice on the company prior to or at the related shareholders’ meeting and/or by raising and registering an objection at the shareholders’ meeting.

	IMOS	ChipMOS Taiwan
The provisions of the bye-laws of the Bermuda company relating to the holding of general meetings shall apply to general meetings and class meetings required for approving the amalgamation agreement or merger agreement provided that, unless the bye-laws otherwise provide, the resolution of the shareholders must be approved by a majority vote of three-fourths of those voting at such meeting and the quorum necessary for such meeting shall be two persons at least holding or representing by proxy more than one-third of the issued shares of the company or the class, as the case may be, and that any holder of shares present in person or by proxy may demand a poll. Under IMOS’s bye-laws, any resolution proposed for consideration at any general meeting to approve the merger, amalgamation or any other consolidation of IMOS with any other company, wherever incorporated shall require the approval of IMOS shareholders holding shares representing at least 70% of the total voting rights of all the shareholders having the right to vote at such meeting. The quorum for any such meeting is at least 2 shareholders present in person or by proxy and holding IMOS Shares representing at least 50% of the total voting rights of all the IMOS shareholders having the right to vote at such meeting and entitled to vote.

Where 90% or more of the outstanding shares of a

subsidiary company is held by its controlling company, the controlling company may merge/consolidate with the said subsidiary company upon a resolution to be adopted separately at a board meeting of both the controlling company and the subsidiary company by a majority vote of the directors present at the meeting of board of directors attended by directors representing two-thirds of the directors of the respective companies. After adoption of the resolution by the board of the subsidiary company, a notice shall be given to each of its shareholders and shall state therein that any shareholder who has an objection against that resolution may, within a specified period, submit a written objection requesting the subsidiary company to repurchase, at a fair price, the shares of the subsidiary company he holds. If the shareholder and the company cannot reach an agreement on the repurchase price, such price will be determined by a court.

Shareholder Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. Under Bermuda law, a shareholder may commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company’s memorandum of association or bye-laws. Further consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court, which may make such order as it sees fit, including an order regulating the company’s conduct of affairs in the future or compelling the purchase of the shares by any shareholder, by other shareholders or by the company.

Shareholders have the right to sue for the annulment of any resolution approved at a shareholders’ meeting where the procedures were legally defective within 30 days after the date of the shareholders’ meeting.

A company’s shareholders’ meeting may resolve to bring an action against a director, and the company shall bring such action within 30 days from the date of such resolution.

One or more shareholders who have held 3% or more of the issued and outstanding shares of a company for a period of one year or longer may require an independent director to bring an action on behalf of the company against a director. In case the independent director fails to bring an action within 30 days after having received the shareholders’ request, such shareholders may institute the action for the company. If the shareholders lose the lawsuit and thus causing any damage to the company, the shareholders shall be liable for indemnifying the company for such damage.

	IMOS	ChipMOS Taiwan
Number of Directors	According to IMOS’s bye-laws, the number of IMOS’s directors must not be less than three nor more than nine as determined by its board of directors. Without prejudice to the power of IMOS by resolution of shareholders to appoint any person to be a director, so long as a quorum of directors remains in office, its board of directors shall have power at any time and from time to time to appoint any individual to be a director so as to fill a casual vacancy or appoint additional directors up to such maximum number of directors.	ChipMOS Taiwan’s Articles of Incorporation provide for a board of directors comprising nine to eleven directors, of which not less than three to five in number and not less than one-fifth of the total number shall be independent directors.

Election of Directors	Pursuant to IMOS’s bye-laws, the directors of IMOS shall be divided into three classes, as nearly equal in number as reasonably possible, as determined by its board of directors, with the initial term of office of the first class of such directors to expire at the first annual general meeting thereafter, the initial term of office of the second class of such directors to expire at the second annual general meeting thereafter and the initial term of office of the third class of such directors to expire at the third annual general meeting thereafter, with each class of Directors to hold office until they are re-elected or their successors have been duly elected and qualified. At each annual general meeting following such initial classification and election, directors elected to succeed the directors whose terms expire at such annual general meeting shall be elected to hold office for a term expiring at the annual general meeting in the third year following the year of their election and until they are re-elected or their successors have been duly elected and qualified. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain or attain a number of directors in each class as nearly equal as reasonably possible, but no decrease in the number of directors may shorten the term of any incumbent Director.

ChipMOS Taiwan’s directors are elected at a shareholders’ meeting through cumulative voting.

Under the ROC Company Act, if a company adopts a nomination procedure for election of directors in its articles of incorporation, shareholders representing 1% or more of the total issued shares of such company may submit a candidate list in writing to the company. ChipMOS Taiwan’s Articles of Incorporation currently adopt such nomination procedure for the election of independent directors.

Removal of Directors and Vacancies on the Board	Pursuant to IMOS’s bye-laws, a director may be removed for cause at a special general meeting of IMOS shareholders specifically called for that purpose, provided that the director is served with no less than 14 days’ notice before the meeting. The director shall be entitled to be heard at that meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election of another director in his or her place or, in the absence of any election by the shareholders, by the board of directors.

A director may be removed at any time by a resolution adopted at a shareholders’ meeting by at least a majority of the common shares represented at a shareholders’ meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented. For a public company such as ChipMOS Taiwan, the resolution required for removing a director may be adopted by two-thirds of the common shares represented at a shareholders’ meeting in which a quorum of at least more than one-half of the total number of issued and outstanding common shares are represented.

	IMOS	ChipMOS Taiwan

One or more shareholders who have held 3% or more of ChipMOS Taiwan’s issued shares may institute an action with a court to remove a director who has materially violated the applicable laws or ChipMOS Taiwan’s Articles of Incorporation or has materially damaged the interests of ChipMOS Taiwan if a resolution for removal on such grounds has first been voted on and rejected by the shareholders and such suit is filed within 30 days of such shareholders’ vote.

Pursuant to the ROC Company Act, a person may serve as ChipMOS Taiwan’s director in his or her personal capacity or as the representative of a corporate shareholder. A director who serves as the representative of a corporate shareholder may be removed or replaced at any time at the discretion of that corporate shareholder, and the replacement director may serve the remainder of the term of office of the replaced director.

Under the ROC Company Act, in case a director has, during the term of office as a director, transferred more than one half of the company’s shares being held by him/her/it at the time of the election, he/she shall, ipso facto, be removed automatically from the office of director with immediate effect.

Normally, all board members are elected at the same meeting of shareholders, except where the posts of one-third or more of the directors are vacant, at which time an extraordinary meeting of shareholders shall be convened to elect directors to fill the vacancies.

Board Actions

IMOS’s bye-laws provide that the quorum necessary for the transaction of business of the Board may be fixed by the Board and, unless fixed at any other number, shall be two individuals. Questions arising at any properly convened meeting of the board shall be determined by a majority of the votes. In the case of an equality of votes, the chairman of the meeting is entitled to a second or casting vote.

The chairman of the IMOS board is elected from among the members of the board after each annual general meeting. The board of directors may appoint any of its directors to act as the managing director, joint managing director or an assistant managing director or to hold any other reemployment or executive office of IMOS, for such period and upon such terms as the board may determine, including with respect to remuneration (if any).

Business operations of ChipMOS Taiwan should be executed pursuant to the resolutions adopted by the board of directors, except for the matters which should be effected pursuant to the resolutions of the shareholders’ meeting as required by the ROC Company Act or the Articles of Incorporation of ChipMOS Taiwan.

Unless otherwise provided for in the ROC Company Act, resolutions of the board shall be adopted by a majority of the directors at a meeting attended by a majority of the directors. The chairman of the board of directors is elected from among the directors. The chairman of the board of directors presides at all meetings of the board of directors and also has the authority to act as ChipMOS Taiwan’s representative.

	IMOS	ChipMOS Taiwan
Alternate Directors

Any director may appoint and remove his own alternate director by depositing a notice of appointment or removal with the secretary at the registered office of IMOS, signed by such director and such appointment or removal shall become effective on the date of receipt by the secretary. Any alternate director has all the rights and powers of the director or directors for whom such person is appointed in the alternative.

An alternate director is entitled to receive notice of all meetings of the board, to attend, be counted in the quorum and vote at any such meeting at which any director to whom he is alternate is not personally present and generally to perform all the functions of any director to whom he is alternate in his absence.

Each director shall attend the meeting of the board of directors in person, unless as otherwise provided for in the articles of incorporation that a director may be represented by another director.

ChipMOS Taiwan’s Articles of Incorporation provide that a director appoints another director to attend a meeting of the board of directors on his/her behalf, he/she shall, in each case, issue a written proxy and state therein the scope of authorization with reference to the subjects to be discussed at the meeting. A director may act as the proxy of one other director only.

A director residing in a foreign country may appoint in writing a shareholder residing in the ROC as his/her proxy to attend the meetings of the board of directors on a regular basis, provided that appointment of the proxy or any change of the proxy shall be registered with the competent authority.

Compensation of Directors	IMOS bye-laws provide that the amount of any directors fees, if any, shall from time to time be determined by IMOS shareholders by ordinary resolutions.

The remuneration of directors, if not prescribed in the articles of incorporation, shall be determined by a meeting of shareholders and cannot be ratified by a meeting of shareholders afterwards.

ChipMOS Taiwan’s Articles of Incorporation provide that the board of directors is authorized to determine the total amount of the compensation of directors, according to the extent of their contribution and standards adopted in a same industry. ChipMOS Taiwan’s Articles of Incorporation also provide that if there is profit in any given year, the board of directors may resolve to set aside no more than 0.5% of the profit as the directors’ remuneration. A proposal on the remuneration of the directors shall be reported at the shareholders’ meeting. If ChipMOS Taiwan has accumulated losses, the amount for making up said losses shall be reserved before setting aside the remuneration of directors.

Written Consent by Shareholders	Pursuant to the Bermuda Companies Act, subject to certain actions under the Bermuda Companies Act (including removing an auditor and removing a director of IMOS), anything which may be done by resolution of the Company in general meeting, may be done by resolution in writing.

ChipMOS Taiwan’s Articles of Incorporation provide that the voting at its general meeting may be conducted in written form or via electronic methods. The written or electronic voting shall be conducted in accordance with the relevant ROC laws and regulations.

A shareholder who exercises the voting right at a general meeting in writing or via electronic methods shall be deemed to have attended the said shareholders’ meeting in person, but shall be deemed to have waived such shareholder’s voting right in respective of any extemporary motion(s) and/or the amendment(s) to the contents of the original proposal(s) at the said shareholders’ meeting.

	IMOS	ChipMOS Taiwan
Meetings of Shareholders

Under the Bermuda Companies Act, a company is required to convene at least one general shareholders’ meeting as an annual general meeting each calendar year, unless according to the provisions of the Bermuda Companies Act, shareholders by resolution in a general meeting elect to dispense with the holding of annual general meetings. The Bermuda Companies Act provides that a general meeting may be called by the board of directors and must be called on the requisition of shareholders holding at the date of the deposition of the requisition not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda Companies Act also requires that shareholders be given at least five days’ advance notice of a general meeting, other than an adjourned meeting, although in the case of an annual general meeting, the meeting shall be deemed to have been duly called by a shorter notice by all the members entitled to attend and vote thereat. The accidental omission to give notice to, or the non-receipt of a notice by, any person entitled to receive notice of a resolution does not invalidate the proceedings at that meeting. Under IMOS’s bye-laws, IMOS must give each shareholder written notice at least five days prior to the annual general meeting, unless otherwise agreed by all the shareholders having the right to vote at that annual general meeting, and written notice at least five days prior to any special general meeting, unless otherwise agreed by a majority of shareholders having a right to vote at that special general meeting, and together holding at least 95% of the paid-up capital of the company carrying the right to vote at that meeting.

Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of the company. IMOS’s bye-laws provide that at least two shareholders present in person or by proxy and holding shares representing at least 50% of the total voting rights of all shareholders having the right to vote at the meeting and entitled to vote constitute a quorum. IMOS’s bye-laws further provide that, in respect of a general meeting adjourned for lack of quorum, at least two shareholders present in person or by proxy holding shares representing 33 1/3% of the total voting rights of all shareholders having the right to vote at the meeting constitute a quorum.

ChipMOS Taiwan is required to hold an annual general meeting within six months following the end of each fiscal year. Extraordinary shareholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any shareholder or shareholders who have held 3% or more of the outstanding common shares for a period of one year or longer. Notice in writing of meetings of shareholders, stating the place, time and purpose, must be dispatched to each shareholder at least 30 days, in the case of annual general meetings, and 15 days, in the case of extraordinary shareholders’ meetings, before the date set for each meeting.

A majority of the holders of all issued and outstanding common shares present at a shareholders’ meeting constitutes a quorum for meetings of shareholders.

	IMOS	ChipMOS Taiwan
Proxies	The IMOS bye-laws provide that any shareholder may appoint a proxy or (if a corporation) a representative by depositing at IMOS’s registered office a proxy or (if a corporation) an authorization.	A shareholder may be represented at an annual general or extraordinary shareholders’ meeting by proxy if a valid proxy form is delivered to ChipMOS Taiwan five days before the commencement of the annual general or extraordinary shareholders’ meeting. ChipMOS Taiwan’s Articles of Incorporation provide that the use of proxy shall comply with the ROC Company Act and the relevant proxy regulations.

Amendment of Memorandum of Association and Bye-Laws

Under the Bermuda Companies Act, the provisions of the memorandum of association of a Bermuda company may be altered by a resolution passed at a general meeting of shareholders of which due notice has been given. IMOS’s bye-laws, other than bye-law 74 which provides for the board of directors of IMOS to be divided into three classes and re-election of such directors, may be amended by the board of directors if the amendment is approved by a majority of votes cast by the shareholders by a resolution passed by a majority of votes cast at a general meeting. Any amendment to, modification to or repeal of bye-law 74 of IMOS’s bye-laws providing for the board of directors of IMOS divided into three classes and re-election of such directors must be approved by the board of directors and by the affirmative vote of the shareholders holding shares representing at least 60% of the total voting rights of all the shareholders having the right to vote at such general meeting.

Under the Bermuda Companies Act, the holders of an aggregate of no less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an alteration to the memorandum of association passed by shareholders at any general meeting to be annulled, provided that an application shall not be made by any person who has voted in favor of the alteration or given to the company a statement in writing duly signed that he, having had notice, consents to the alteration. Where an application is made, the alteration becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of the person entitled to make the application by one or more of their number as they may appoint in writing for the purpose.

A company shall not modify or alter its articles of incorporation without a resolution adopted at a meeting of shareholders. The resolution shall be adopted by a majority of the shareholders present who represent two-thirds or more of the total number of its outstanding shares. In the case of a public company such as ChipMOS Taiwan, such a resolution may be adopted by the holders of two-thirds of the shares of common stock represented at a meeting of shareholders at which holders of a majority of the issued and outstanding shares of common stock are present.

	IMOS	ChipMOS Taiwan
Access to Books and Records and Dissemination of Information	Under Bermuda law, members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s certificate of incorporation, its memorandum of association (including its objects and powers), any alteration to its memorandum of association and documents relating to an increase or reduction of authorized share capital and address of registered office and resident representative (if any). The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings, and the company’s audited financial statements, which, unless agreed by all shareholders and directors, must be laid before the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public for not less than two hours each day without charge. Any member of the public may require a copy of the register, or of any part thereof, on the payment of a fee. A Bermuda company is required to keep its register of members at its registered office or after giving written notice to the registrar of companies in Bermuda, at such other place in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register of members outside Bermuda. IMOS maintain a principal register of members in Hamilton, Bermuda and a branch register of members in New Jersey, USA. A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Under the ROC Company Act, the statements and records of accounts prepared by the board of directors and the report made by the audit committee shall be made available at the head office of ChipMOS Taiwan ten days prior to the annual general meeting of shareholders for the shareholders’ inspection at any time. Shareholders may bring their lawyers or certified public accountants for such an inspection.

Within three months after the end of each fiscal year, ChipMOS Taiwan must post its audited annual financial statements on the website of the TWSE for inspection by its shareholders.

One or more shareholders who have held 3% or more of ChipMOS Taiwan’s issued and outstanding shares for a period of one year or longer may apply to a court for appointment of an inspector to examine the books, accounts and financial conditions of ChipMOS Taiwan.

Personal Liability of Directors

Under IMOS’s bye-laws, subject to the provisions of the Bermuda Companies Act, the bye-laws and to any directions given by IMOS by resolution of shareholders, the board of IMOS shall manage the business of IMOS and may pay all expenses incurred in promoting and incorporating IMOS and may exercise all the powers of IMOS. Members of a board of directors owe fiduciary and other duties to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has the following essential elements:

•      a duty to act bona fide in good faith in the best interests of the company;

•      a duty not to make a personal profit from opportunities that arise from the office of director;

•      a duty to avoid conflicts of interest; and

•      a duty to exercise powers for the purpose for which such powers were intended.

The ROC Company Act provides that directors shall be loyal and shall exercise the due care of a good administrator in conducting the business of the company (“fiduciary duty”). Any director who has acted contrary to fiduciary duty shall be liable for damages inflicted on the company as a result. In addition, in case any director does anything for himself/herself or on behalf of another person in violation of the fiduciary duty, the shareholders’ meeting may, by a resolution, consider the gains obtained through such an act as earnings of the company unless one year has lapsed since the realization of such gains.

A director who has a personal interest in the matter under discussion at a meeting, which may impair the interest of the company, shall not vote nor exercise the voting right on behalf of another director. In passing a resolution at a board meeting, the director who has a personal interest in the matter will not be counted in determining whether or not a quorum is present.

IMOS	ChipMOS Taiwan

The Bermuda Companies Act imposes a duty on directors and officers of a Bermuda company in exercising his powers and discharging his duties:

•     to act honestly and in good faith with a view to the best interests of the company;

•     to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

A director or an officer of a Bermuda company shall be deemed not to be acting honestly and in good faith if:

(a)     he fails on request to make known to the auditors of the company full details of any emolument, pension or other benefit that he has received or it is agreed that he should receive from the company or any of the company’s subsidiaries; and any loan he has received or is to receive from the company or any of its subsidiaries;

(b)     he fails to disclose at the first opportunity at a meeting of directors or by writing to the director his interest in any material contract or proposed material contract with the company or any of its subsidiaries; or his material interest in any person that is a party to a material contract or proposed material contract with the company or any of its subsidiaries.

For purpose of disclosure, a general notice to the directors of a Bermuda company by a director or an officer of the company declaring that he is a director or an officer of or has a material interest in a person and is to be regarded as interested in any contract with that person is a sufficient declaration of interest in relation to any such contract.

In addition, the Bermuda Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Section 281 of the Bermuda Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any director or officer, if it appears to the Bermuda Court that such director or officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he or she has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his or her appointment, he or she ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that the Bermuda Court may relieve him or her, either wholly or partly, from any liability on such terms as the Bermuda Court may think fit.

The board of directors, in conducting business, shall act in accordance with laws and regulations, the company’s articles of incorporation, and the resolutions adopted at the shareholders’ meetings. Where any resolution adopted by the board of directors contravenes the laws or regulations, the articles of incorporation, or the resolutions adopted at the shareholders’ meetings, thereby causing loss or damage to the company, all directors taking part in the adoption of such resolution shall be liable to compensate the company for such loss or damage; however, those directors whose disagreement appears on record or is expressed in writing shall be exempted from liability.

In case the board decides, by resolution, to commit any act in violation of any law, regulations or the company’s articles of incorporation, any shareholder who has continuously held shares in the company for a period of one year or longer may request the board of directors to discontinue such act.

	IMOS	ChipMOS Taiwan
Indemnification

Bermuda law permits a Bermuda company to, in its bye-laws or in any contract or arrangement between the company and any director or officer, or any person employed by the company as auditor, indemnify such director, officer and auditor in respect of any loss arising or liability attaching to such person by virtue of any rule of law in respect of any negligence, default, breach of duty, or breach of trust of which such director, officer or auditor may be guilty in relation to the company or any of its subsidiaries; provided that any provision whether contained in the bye-laws of a Bermuda or in such contract or arrangement, indemnifying a director, officer or auditor against any liability which by virtue of any rule of law would otherwise attach to him or her in respect of any fraud or dishonesty of which he or she may be guilty in relation to the company shall be void. Bermuda law also permits a company to indemnify its directors, officers and auditors against liability incurred by them in defending any civil or criminal proceedings in which judgment is given in their favor or in which they are acquitted, or when the Bermuda Court grants relief to them under Section 281 of the Bermuda Companies Act. Bermuda law permits a company to advance moneys to directors, officers and auditors for the costs, charges and expenses incurred to defend civil or criminal proceedings against them on condition that these moneys shall be repaid if the allegation of fraud or dishonesty is proved against them.

A similar right of indemnity is contained in IMOS’s bye-laws.

Section 98A of the Bermuda Companies Act permits a Bermuda company to purchase and maintain insurance for the benefit of any director or officer to indemnify him or her in respect of any loss or liability attaching to him or her in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to the company or any subsidiary thereof.

A director may be removed at any time by a resolution adopted at a shareholders’ meeting provided, however, that if a director is removed during the term of his/her office as a director without good cause shown, the said director may make a claim against the company for any and all damages sustained by him/her as a result of such discharge.

ChipMOS Taiwan’s Articles of Incorporation provide that ChipMOS Taiwan may purchase liability insurance for its directors and independent directors in relation to the liabilities to be borne by them under the law for the performance of their responsibilities during the office term.

	IMOS	ChipMOS Taiwan
Conflict of Interest Transactions

Under IMOS’s bye-laws, subject to the Bermuda Companies Act, a director of IMOS may, notwithstanding his office be a party to, or otherwise interested in, any transaction or arrangement with IMOS or in which IMOS is otherwise interested. He or she may also be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any corporate body promoted by IMOS or in which IMOS is interested. So long as, where it is necessary, a director declares the nature of his or her interest at the first opportunity at a meeting of the board or by writing to the directors as required by the

Bermuda Companies Act and IMOS’s bye-laws, that director shall not by reason of his or her office be accountable to IMOS for any benefit he or she derives from any office or employment to which IMOS’s bye-laws allow him or her to be appointed or from any transaction or arrangement in which IMOS’s bye-laws allow him or her to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit Subject to the Bermuda Companies Act, a general notice to IMOS’s directors by a director or officer declaring that he or she is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person shall be sufficient declaration of interest in relation to any transaction or arrangement so made.

A director who has a personal interest in the matter under discussion at a board meeting shall explain to the board meeting the essential contents of such personal interest and such director shall not vote nor exercise the voting right on behalf of another director.

A director who does anything for himself or on behalf of another person that is within the scope of the company’s business, shall explain to the shareholders’ meeting the essential contents of such an act and obtain shareholders’ approval. The approval shall be given upon a resolution adopted by a majority of the shareholders present who represent two-thirds or more of the total number of the company’s outstanding shares. In the case of a public company such as ChipMOS Taiwan, such a resolution may be adopted by the holders of two-thirds of the shares of common stock represented at a meeting of shareholders at which holders of a majority of the issued and outstanding shares of common stock are present. Where a director fails to obtain the approval, the meeting of shareholders may, by a resolution, consider the gains made through such an act as earnings of the company unless one year has lapsed since the realization of such gains.

Squeeze-Out Proceedings

There are four key statutory methods for acquiring a Bermuda company which comprise a scheme of arrangement, a merger and an amalgamation and a tender offer and compulsory acquisition:

Scheme of Arrangement

•      A scheme of arrangement is a compromise or arrangement between a Bermuda company and its members that, with the sanction of the court, allows a company to implement such a compromise or arrangement which will be binding on all affected members. This process is set out in sections 99-100 of the Act.

•      In the context of a takeover, the scheme involves either the transfer of target shares to the bidder or the cancellation of the share capital of the target. In consideration for the transfer or cancellation the bidder transfers to target shareholders either cash consideration or new shares in the bidder - the end result being a takeover by the bidder of the target.

Under the ROC law, where 90% or more of the outstanding shares of a subsidiary company are held by its controlling company, the controlling company may merge/consolidate with the said subsidiary company upon a resolution adopted separately at a meeting of the board of directors of both the controlling company and the subsidiary company by a majority vote of the directors present at the meeting of board of directors attended by directors representing two-thirds of the directors of the respective companies and the resolutions of shareholders’ meeting is not required. A notice shall be served to each of their shareholders and state that any shareholder who has an objection against that resolution may submit a written objection requesting the subsidiary companies to buy back, at the then fair price, the shares of the subsidiary companies he/she/it holds. If the shareholder and the company cannot reach an agreement on the repurchase price, such price will be determined by a court.

IMOS	ChipMOS Taiwan

•      The process to effect an offer by way of scheme of arrangement is as follows:

•   upon application by the target to effect an offer by way of scheme of arrangement, the Court will summon a meeting of target shareholders;

•   the target will send a notice to target shareholders summoning the meeting which will include an explanatory statement/scheme circular to target shareholders explaining the effect of the proposed scheme;

•   in every notice which is given by advertisement target shareholders should be advised the place at which and the manner in which target shareholders entitled to attend the meeting may obtain copies of the explanatory statement/scheme circular;

•   a majority in number representing three-fourths in value of members (or a class of members) present and voting (in person or by proxy) must approve the scheme; and

•   the scheme must be sanctioned by the Court which will need to be satisfied that all requirements have been complied with.

•      The scheme document contains the formal offer and is usually accompanied by an acceptance form/proxy. It is sent to each of the target shareholders. It contains a statement by the directors of a bidder that they accept responsibility for its contents. It must contain sufficient information to enable target shareholders to reach a properly informed decision. No relevant information should be withheld.

•      Section 100 of the Bermuda Companies Act requires that the explanatory statement explain the effect of the scheme on the target shareholders, and that a statement of any material interests of the directors of the target in the takeover and the effect on the scheme so the scheme document must contain details of any agreement, arrangement or understanding between a bidder and its concert parties and any directors or shareholders of the target having any connection with the offer.

•      The scheme document (and the announcement) should also include details of arrangements relating to the circumstances in which any of the offer conditions may or may not be invoked.

Merger and amalgamation

•      Pursuant to sections 104 to 109 of the Bermuda Companies Act, one or more Bermuda exempted companies and one or more foreign corporations may (a) amalgamate and continue as (i) a Bermuda exempted company, or (ii) a foreign corporation, or (b) merge with the surviving company continue as (i) a Bermuda exempted company, or (ii) a foreign corporation.

IMOS	ChipMOS Taiwan

•      In addition two or more Bermuda companies may merge and their undertaking, property and liabilities shall vest in one of such companies as the surviving company.

•      Each company proposing to amalgamate or merge shall enter into an agreement setting out the terms and means of effecting the amalgamation or merger pursuant to the Bermuda Companies Act.

•      The directors of each amalgamating or merging company shall submit the amalgamation agreement or merger agreement for approval to a meeting of the holders of shares of the amalgamating or merging company of which they are directors and (unless it is a short form amalgamation whereby a holding company amalgamate with one or more of its wholly-owned subsidiary companies and continue as one company or a short form merger whereby a holding company merge with one or more of its wholly-owned subsidiary companies and the holding company continue as the surviving company) to the holders of each class of such shares. Each share of an amalgamating or merging company carries the right to vote in respect of an amalgamation or merger whether or not it otherwise carries the right to vote. The provisions of the bye-laws of the company relating to the holding of general meetings shall apply to general meetings and class meetings provided that, unless the bye-laws otherwise provide, the resolution of the shareholders or class must be approved by a majority vote of three-fourths of those voting at such meeting and the quorum necessary for such meeting shall be two persons at least holding or representing by proxy more than one-third of the issued shares of the company or the class, as the case may be, and that any holder of shares present in person or by proxy may demand a poll.

•      Any shareholder who did not vote in favour of the amalgamation or merger and who is not satisfied that he has been offered fair value for his shares may within one month of the giving of the notice of the meeting of shareholders approving the amalgamation or merger apply to the Bermuda Court to appraise the fair value of his shares.

IMOS	ChipMOS Taiwan

Tender offer and compulsory acquisition

•      By way of a general offer followed by a squeeze-out under Section 102 of the Bermuda Companies Act. Broadly, if the offer is approved by the holders of not less than 90% in value of the shares which are the subject of the offer, the offeror can compulsorily acquire the shares of dissenting shareholders. Shares owned by the offeror or its subsidiary or their nominees at the date of the offer do not, however, count towards the 90% in value threshold. If the offeror or any of its subsidiaries or any nominee of the offeror, or any of its subsidiaries together already own more than 10% of the shares in the subject company at the date of the offer, the offeror must offer the same terms to all holders of the same class and the holders who accept the offer, besides holding not less than 90% in value of the share, other than those already held as aforesaid, whose transfer is involved, must also represent no less than 75% in number of the holders of those shares. The 90% must be obtained within 4 months after the making of the offer and, once obtained, the compulsory acquisition may be commenced within 2 months of the acquisition of 90%. Dissenting shareholders are entitled to seek relief (within one month of the compulsory acquisition notice) from the Bermuda Court which has power to make such orders as it thinks fit.

•      Holders of 95% or more of the shares or any class of shares (hereinafter referred to as Purchasers in this section) may serve a compulsory acquisition notice on the remaining shareholders or class of shareholders under Section 103 of the Bermuda Companies Act of the intention to acquire their shares on the terms set out in the notice. Dissenting shareholders have a right to apply to the Bermuda Court within one month of the compulsory acquisition notice to have the value of their shares appraised by the Bermuda Court. Within one month of the Bermuda Court appraising the value of any shares, the Purchasers shall be entitled to either to acquire all the shares involved at the price fixed by the Bermuda Court, or cancel the compulsory acquisition notice. When the Bermuda Court has appraised any shares and the Purchasers have prior to the appraisal acquired any shares by virtue of a compulsory acquisition notice then within 1 month of the Bermuda Court appraising the value of the shares if the price of the shares they have paid to any shareholder is less than that appraised by the Bermuda Court they shall either pay to such shareholder the difference in the price they have paid to him and the price appraised by the Bermuda Court, or cancel the compulsory acquisition notice and return to the shareholder any shares they have acquired and the shareholder shall repay the Purchasers the purchase price.

	IMOS	ChipMOS Taiwan

Anti-Takeover Provisions	There are no specific anti-takeover provisions under the Bermuda Companies Act applicable to IMOS.	There are no specific statutory anti-takeover provisions in Taiwan applicable to ChipMOS Taiwan.

Rights in Liquidation

Under the Bermuda Companies Act, subject to the Bermuda Companies Act as to preferential payment, the property of a Bermuda company shall, on its winding up, be applied in satisfaction of its liabilities pari passu, and, subject to such application, shall, unless the bye-laws otherwise provide, be distributed among the members according to their rights and interests in the company.

In the event of liquidation of a company, the assets remaining after payment of all debts, liquidation expenses, taxes and distributions to holders of preferred shares, if any, will be distributed pro rata to the shareholders in accordance with the ROC Company Act.

Under IMOS’s bye-laws, if IMOS shall be wound up,

the liquidator may, with the sanction of a resolution of shareholders of IMOS and any other sanction required by the Bermuda Companies Act, divide amongst the shareholders in specie or kind the whole or any part of the assets of IMOS (whether they shall consist of property of the same kind or not) and may for such purposes set such values as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

Listing	IMOS Shares are currently traded on NASDAQ under the ticker symbol “IMOS.”	ChipMOS Taiwan Shares are currently trade on the TWSE under the ticker symbol “8150.”

See “Item 3. Key Information—Risk Factors—Risks Relating to Our Merger With and Into ChipMOS Taiwan” for additional information.

ChipMOS TECHNOLOGIES (BVI) LTD., or formerly known as MODERN MIND TECHNOLOGY LIMITED and ChipMOS TECHNOLOGIES (Shanghai) LTD. Modern Mind was incorporated in the British Virgin Islands in January 2002. Modern Mind conducts its operations through ChipMOS Shanghai, a wholly-owned subsidiary incorporated in Mainland China in June 2002. ChipMOS Shanghai is engaged in wafer testing and semiconductor assembly and test. We acquired a 100% equity interest in Modern Mind on December 12, 2002, and then transferred it to Jesper on December 31, 2002. In 2003, we acquired from Jesper a convertible note in the amount of US$37.5 million issued by Modern Mind that may be converted into a controlling equity interest in Modern Mind at a conversion rate of one ordinary share of Modern Mind for every US$1.00 if the repayment is not made when due. In 2004, we restructured our control of ChipMOS Shanghai and our Mainland China operations. On July 29, 2004, we replaced the US$37.5 million convertible note previously issued by Modern Mind in its entirety with a US$62.8 million demand note issued by Modern Mind, with the difference representing a US$25 million loan that we extended to Modern Mind from the net proceeds of our July 2004 offering of common shares. In addition, we extended a loan in the aggregate amount of US$50 million to Modern Mind from the net proceeds of our November 2004 convertible debt offering in exchange for demand notes issued by Modern Mind in the same aggregate amount (the “MMT Notes”). The MMT Notes were convertible at any time into common shares representing, immediately after the conversion, almost 100% of the then outstanding common shares of Modern Mind at a conversion rate of US$1.00 for each common share of Modern Mind. Payment under the MMT Notes were fully and unconditionally guaranteed by Jesper and secured by a pledge agreement in respect of the entire equity interest in Modern Mind and ChipMOS Shanghai. We obtained from Jesper an irrevocable option to acquire at any time the common shares of Modern Mind then owned by Jesper. Under an assignment and assumption agreement signed on April 22, 2011 (the “MMT Assignment Agreement”), ChipMOS agreed to sell the MMT Notes to ThaiLin for a purchase price of approximately US$40 million subject to certain closing conditions. Post completion of MMT Assignment Agreement transaction, ThaiLin immediately converted the MMT Notes into common shares of Modern Mind and purchased all of the remaining common shares of Modern Mind from Jesper, with Modern Mind becoming a wholly-owned subsidiary of ThaiLin. The MMT Assignment Agreement was completed on October 3, 2011. In November 2015, MMT’s shareholder approved the change of name to ChipMOS TECHNOLOGIES (BVI) LTD. and was completed on November 18, 2015.

On July 1, 2010, the Company and ChipMOS Shanghai entered into an exclusive services agreement, pursuant to which ChipMOS Shanghai provides services exclusively to the Company or customers designated by the Company. Under the exclusive services agreement, the Company agrees to procure certain equipment required to render those services and consign such equipment for the exclusive use of ChipMOS Shanghai. The exclusive services agreement has a term of ten years and unless otherwise terminated by either party giving at least 30 days prior written notice to the expiration of such ten-year term, will automatically renew for another ten-year term upon its expiry. In addition, under the exclusive services agreement, the Company has the discretion to terminate the exclusive services agreement for any reason at any time by giving 30 days’ prior written notice to ChipMOS Shanghai.

ThaiLin Semiconductor Corp. ThaiLin was incorporated in Taiwan in May 1996, and was listed on the Taipei Exchange in Taiwan. It is engaged in the provision of semiconductor testing services. ChipMOS Taiwan acquired a 41.8% interest in ThaiLin in December 2002. Under applicable accounting principles, ThaiLin was consolidated into our consolidated financial statements in 2003 because ChipMOS Taiwan was deemed to exert significant control over ThaiLin through common directors and management.

On March 4, 2008, ChipMOS Taiwan made a loan in an amount of NT$145 million bearing interest at a rate of 4.69% per annum to Taiwan Kolin Co. Ltd., or Kolin, a major shareholder of ThaiLin, ChipMOS Taiwan’s 42.9% owned subsidiary. NT$15 million of this loan was repaid in 2008. The loan was secured by a pledge by Kolin of 11 million common shares of ThaiLin. In 2013, the loan has been fully repaid and the subject pledge has been released accordingly. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—ThaiLin Semiconductor Corp”. On June 17, 2015, ThaiLin was merged into ChipMOS Taiwan.

Industry Background

We provide a broad range of back-end assembly and test services. Test services include engineering test, wafer probing and final test of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe- and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array packages (“fine-pitch BGA”). In addition, we provide gold bumping, assembly and test services for LCD and other flat-panel display driver semiconductors by employing TCP, COF and COG technologies.

Semiconductors tested and assembled by us are used in personal computers, graphics applications such as game consoles communications equipment mobile products such as cellular handsets, tablets, consumer electronic products and display applications such as flat-panel displays. In 2015, 24.3% of our revenue was derived from testing services for memory and logic/mixed-signal semiconductors, 31.6% from assembly services for memory and logic/mixed-signal semiconductors, 27.1% from LCD and other flat-panel display driver semiconductor assembly and test services and 17.0% from bumping services for semiconductors, respectively.

Semiconductor Industry Trends

Growth in the semiconductor industry is largely driven by end-user demand for consumer electronics, communications equipment and computers, for which semiconductors are critical components. The worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn at the end of 2000 that was followed by a modest recovery in late 2002. Beginning in the fourth quarter of 2008, the semiconductor industry commenced another downturn that increased in unprecedented severity into the first quarter of 2009. The overall semiconductor industry commenced to recover from the downturn in the second quarter of 2009 and the positive recovery trend continues through 2015.

Selected Key Semiconductor Markets

While a recovery trend in end-user demand for new and improved electronic products and applications continues, various sectors of the semiconductor industry are in turn expected to benefit from a resumption in growth. These sectors include the memory semiconductor market for industrial, mobile and automotive applications, and the LCD and other flat-panel display driver semiconductor market.

Memory Semiconductor Market

The potential for memory market growth is linked to anticipated memory content increases in consumer electronics, industrial, and PC applications (after such time as a recovery occurs in end-user demand for these) due to increasing operating system requirements, increasing use of graphics in gaming and other applications, continued growth of broadband content and a transition to 64-bit PC architecture. The memory market is dominated by two segments-DRAM and flash memory. Potential growth in the DRAM market is expected to be driven by continued growth in both the commodity and niche DRAM market, as well as growth opportunities in mobile DRAM as memory requirements significantly increase for mobile applications. Flash memory market potential growth is expected to be driven by increasing memory requirements for cellular handsets, digital cameras, digital audio/video, server and other mobile applications.

LCD and Other Flat-Panel Display Driver Semiconductor Market

Flat-panel displays are used in applications such as PC monitors, notebook computers, tables, television sets, cellular handsets and digital cameras. The end-user demand for LCD and other flat-panel display driver semiconductors experienced a downturn in 2007 and 2008. The LCD driver market started to recover in the second quarter of 2009 and the positive recovery trend continued through 2015. Starting from the second half of 2015, we are now experiencing inventory corrections of certain market segments.

Logic/Mixed-Signal Semiconductor Market

The communications market is one of the main drivers of potential growth in the semiconductor industry. Logic/mixed-signal semiconductors, which are chips with analog functionality covering more than half of the chip area, are largely used in the communications market. The increasing use of digital technology in communications equipment requires chips with both digital and analog functionality for applications such as modems, network routers, switches, cable set-top boxes and cellular handsets. As the size and cost of cellular handsets and other communications-related devices have decreased, components have increased in complexity. Logic/mixed-signal semiconductors, such as LCD, power devices, fingerprint sensors and MEMS products, controllers and DVD controllers, are also used in consumer electronic products.

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

Outsourcing Trends in Semiconductor Manufacturing

Historically, integrated device manufacturers (“IDMs”), designed, manufactured, tested and assembled semiconductors primarily at their own facilities. In recent years, there has been a trend in the industry to outsource various segments of stages in the manufacturing process to reduce the high fixed costs resulting from the increasingly complex manufacturing process. Virtually every significant stage of the manufacturing process can be outsourced. The independent semiconductor manufacturing services market currently consists of wafer fabrication and probing services and semiconductor assembly and test services. Most of the world’s major IDMs now use some independent semiconductor manufacturing services to maintain a strategic mix of internal and external manufacturing capacity. Many of these IDMs are continuously significantly reducing their investments in new semiconductor assembly and test facilities.

The availability of technologically advanced independent semiconductor manufacturing services has also enabled the growth of “fabless” semiconductor companies that focus exclusively on semiconductor design and marketing and outsource their fabrication, assembly and test requirements to independent companies.

We believe the outsourcing of semiconductor manufacturing services, and in particular of assembly and test services, will increase for many reasons, including the following:

Significant Capital Expenditure Requirements. Driven by increasingly sophisticated technological requirements, wafer fabrication, assembly and test processes have become highly complex, requiring substantial investment in specialized equipment and facilities and sophisticated engineering and manufacturing expertise. In addition, product life cycles have been shortened magnifying the need to continously upgrade or replace manufacturing, assembly and test equipment to accommodate new products. As a result, new investments in in-house fabrication, assembly and test facilities are becoming less desirable for IDMs because of the high investment costs, as well as difficulties in achieving sufficient economies of scale and utilization rates to be competitive with the independent service providers. On the contrary, independent foundry, assembly and test companies are able to realize the benefits of specialization and achieve economies of scale by providing services to a large customer base across a wide range of products. This enables them to reduce costs and shorten production cycles through high capacity utilization and process expertise.

Increasing Focus on Core Competencies. As the costs of semiconductor manufacturing facilities increase, semiconductor companies are expected to further outsource their wafer fabrication, assembly and test requirements to focus their resources on core competencies, such as semiconductor design and marketing.

Time-to-Market Pressure. Increasingly short product life cycles have amplified time-to-market pressure for semiconductor companies, leading them to rely increasingly on independent companies as a key source for effective wafer fabrication, assembly and test services.

Semiconductor Assembly and Test Services Industry

Growth in the semiconductor assembly and test services industry is driven by increased outsourcing of the various stages of the semiconductor manufacturing process by IDMs and fabless semiconductor companies.

The Semiconductor Industry and Conditions of Outsourcing in Taiwan and Mainland China

Taiwan is one of the world’s leading locations for outsourced semiconductor manufacturing. The semiconductor industry supply chain in Taiwan has developed such that the various stages of the semiconductor manufacturing process have been disaggregated, thus allowing for specialization. The disaggregation of the semiconductor manufacturing process in Taiwan permits these semiconductor manufacturing service providers to focus on particular parts of the production process, develop economies of scale, maintain higher capacity utilization rates and remain flexible in responding to customer needs by lowering time-to-market pressure faced by semiconductor companies. There are several leading service providers in Taiwan, each of which offers substantial capacity, high-quality manufacturing, leading semiconductor wafer fabrication, test, assembly and process technologies, and a full range of services. These service providers have access to an educated labor pool and a large number of engineers suitable for sophisticated manufacturing industries. As a result, many of the world’s leading semiconductor companies outsource some or all of their semiconductor manufacturing needs to Taiwan’s semiconductor manufacturing service providers and take advantage of the close proximity among facilities in the supply chain. In addition, companies located in Taiwan are very active in the design and manufacture of electronic systems, which has created significant local demand for semiconductor devices.

Recently, mainland China has emerged as an attractive location for outsourced semiconductor manufacturing based on the fact. Companies can take advantage of a well-educated yet low-cost labor force, cost savings due to tax benefits and a large domestic market. These factors have driven increased relocation of much of the electronics industry manufacturing and supply chain to Mainland China. An increasing number of global electronic systems manufacturers and contract manufacturers are relocating or have relocated production facilities to Mainland China. We believe that these electronic product manufacturers and contract manufacturers will source an increasing portion of their demand for semiconductors from semiconductor suppliers located in Mainland China in order to reduce production cycle times, decrease costs, simplify supply chain logistics and meet local content requirements. In line with this trend, we have in recent years expanded our operations in Mainland China.

Our Strategy

Our goal is to reinforce our position as a leading independent provider of semiconductor assembly and test services, concentrating principally on memory, logic/mixed-signal and LCD and other flat-panel display driver semiconductors. The principal components of our business strategy are set forth below.

Focus on Providing Our Services to Potential Growth Segments of the Semiconductor Industry.

We intend to continue our focus on developing and providing advanced assembly and test services for potential growth segments of the semiconductor industry, such as memory, logic/mixed-signal, MEMS, LCD and other flat-panel display driver semiconductors and bumping services. We believe that our investments in equipment and research and development in some of these areas allow us to offer a service differentiated from that of our competition. In order to benefit from the expected resumption of growth in these segments, we intend to continue to invest in capacity to meet the assembly and test requirements of these key semiconductor market segments.

Continue to Invest in the Research and Development of Advanced Assembly and Test Technologies.

Critical to our business growth is the continuation to expand our capabilities in testing and assembly to provide better service to our customers. We typically focus on advanced technologies that consist of greater potentials to generate higher margins. For example, we conducted new product introductions and on an on-going basis continue to expand our capabilities in fine-pitch wafer bumping, multi-chip package (“MCP”), flip chip package, and high speed assembly and test of fine-pitch COFs. We have also introduced low cost metal composite bump (“MCB”) products based on our proprietary Cu plating technology to service flat-panel display market and expand offerings to other business regions. We continue to maintain close working relationships with local and overseas research institutions and universities to keep abreast with leading edge technologies and broaden the scope of applications.

In 2016 we expect to focus our research and development efforts in the following areas:

•	development of advanced assembly technologies in WLCSP, MEMS, finger print sensors, and flip chip products for memory devices and mixed signal products;

•	expand fine-pitch Au and Cu bumping technology for 300mm wafers;;

•	expand fine-pitch test capabilities for advanced LCD drivers;

•	carry out in-process improvement to improve manufacturing yields and shorten turnaround time;

•	develop new software conversion programs to increase the capabilities of our testers; and

•	continue to focus on delivering environmentally friendly assembly services by eliminating lead and halogen elements from the materials.

In 2015, we spent approximately 3.8% of our revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of March 31, 2016, our research and development team comprised 610 persons.

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

As with our operations in Taiwan, we intend to similarly benefit from our operations in Mainland China. We intend to invest in and expand our operations in Mainland China, increasing our assembly and test services for memory, LCD, MEMS and logic/mixed-signal semiconductors.

Depending on customer’s demands, market conditions and other relevant considerations, we may from time to time look into other opportunities to expand our operations outside of Taiwan.

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

Through ChipMOS Taiwan, and ChipMOS Shanghai, we are able to offer vertically integrated services for a broad range of products, including memory, logic/mixed-signal and LCD and other flat-panel display driver semiconductors. We believe that these affiliations, which offer complementary technologies, products and services as well as additional capacity, will continue to enhance our own development and expansion efforts into new and potential growth markets. We intend to establish new alliances with leading companies and, if suitable opportunities arise, engage in merger and acquisition activities that will further expand the services we can provide.

Focus on Increasing Sales through Long-Term Agreements with Key Customers as well as Business with Smaller Customers.

From time to time, we strategically agree to commit a portion of our assembly and test capacity to certain of our customers. We intend to continue focus on increasing sales to key customers through long-term capacity agreements. The customers with which we currently have long-term agreements include a reputable memory customer based in the US. See “—Customers” below for a more detailed discussion of these long-term agreements.

Global market and economic conditions have been unprecedented and challenging with tight credit conditions and recession in most major economies since 2008 continuing into 2011. Beginning in 2008, we also resumed our focus on our business with smaller customers or customers who do not place orders on a regular basis. We believe that the dual focused strategy will assist us to be better prepared for the current economic volatility and ensure maximum utilization rate of our capacity and help us to develop closer relationships with all types of our customers.

Principal Products and Services

The following table presents, for the periods shown, revenue by service segment as a percentage of our revenue.

	Year ended December 31,
	2014	2015
Testing
Memory testing revenue	20.4%	20.5%
Logic/mixed-signal testing revenue	2.9	3.8
Total testing revenue	23.3	24.3
Assembly
Memory assembly revenue	32.0	28.8
Logic/mixed-signal assembly revenue	2.8	2.8
Total assembly revenue	34.8	31.6
LCD and other flat-panel display driver semiconductor testing and assembly revenue	23.5	27.1
Bumping	18.4	17.0

Total revenue	100.0%	100.0%

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

Logic/Mixed-Signal. We conduct tests on a wide variety of logic/mixed-signal semiconductors, with lead counts ranging from the single digits to over 1024 and data rate of up to 9GHz. The semiconductors we test include audio/video codec, networking/communications, MCU, LCD related, and MEMS used for home entertainment/media center, personal computer applications, network/communication and mobile smart devices. We also test a variety of application specific integrated circuits (“ASICs”), for applications such as FHD/UHD LCD TV, Tablet PC, etc.

The following is a description of our pre-assembly testing services:

Engineering Testing. We provide engineering testing services, including software program development, electrical design validation, reliability and failure analysis.

•

Software Program Development Design and test engineers develop a customized software program and related hardware to test semiconductors on advanced test equipment. A customized software program is required to test the conformity of each particular semiconductor to its particular function and specification.

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

Assembly

Our assembly services generally involve the following steps:

Wafer Lapping	The wafers are ground to their required thickness.

Die Saw	Wafers are cut into individual dies, or chips, in preparation for the die-attach process.

Die Attach	Each individual die is attached to the leadframe or organic substrate.

Wire Bonding	Using gold or silver wires, to connect the I/O pads on the die to the inner lead of leadframe or substrate.

Molding	The die and wires are encapsulated to provide physical support and protection.

Marking	Each individual package is marked to provide product identification.

Dejunking and Trimming	Mold flash is removed from between the lead shoulders through dejunking, and the dambar is cut during the trimming process.

Electrical Plating	A solderable coating is added to the package leads to prevent oxidization and to keep solder wettability of the package leads.

Ball Mount and Reflow	Each electrode pad of the substrate is first printed with flux, after which solder balls are mounted, heated and attached to the electrode pad of the substrate through a reflow oven.

Forming/Singulation	Forming involves the proper configuration of the device packages leads, and singulation separates the packages from each other.

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

Our organic substrate-based packages employ a fine-pitch BGA design, which uses a plastic or tape laminate rather than a leadframe and places the electrical connections, or leads, on the bottom of the package rather than around the perimeter. The fine-pitch BGA format was developed to address the need for the smaller footprints required by advanced memory devices. Benefits of ball grid array assembly over leadframe-based assembly include:

•	smaller size;

•	smaller footprint on a printed circuit board;

•	better electrical signal integrity; and

•	easier attachment to a printed circuit board.

The following diagram presents the basic component parts of a fine-pitch BGA package:

The following table presents the ball-count, description and end-user applications of organic substrate-based packages we currently assemble:

Package	Connections	Description	End-User Applications
Mini BGA	24-400	Low-cost and space-saving assembly designed for low input/output count, suitable for semiconductors that require a smaller package size than standard BGA	Memory, analog, flash memory, ASICs, radio frequency devices, personal digital assistants, cellular handsets, communication products, notebook computers, wireless systems

Fine-Pitch BGA	54-126	Our patented design for DRAM products that require high performance and chip scale package (CSP)	Notebook computers, cellular handsets, global positioning systems, personal digital assistants, wireless systems

Very Thin Fine-Pitch BGA	48-176	Similar structure of Mini BGA package with thinner and finer ball pitch that is designed for use in a wide variety of applications requiring small size, high reliability and low unit cost	Handheld devices, notebook computers, disk drives, wireless and mobile communication products

Land Grid Array (LGA)	10-52	Thinner and lighter assembly designed essential to standard BGA without solder balls, suitable for applications that require high electrical performance	Disk drives, memory controllers, wireless, mobile communication products

Multi-Chip BGA	48-137	Designed for assembly of two or more memory chips (to increase memory density) or combinations of memory and logic chips in one BGA package	Notebook computers, digital cameras, personal digital assistants, global positioning systems, sub-notebooks, board processors, wireless systems

Stacked-Chip BGA	24-162	Designed for assembly of two or more memory chips or logic and memory chips in one CSP, reducing the space required for memory chips	Cellular handsets, digital cameras, personal digital assistants, wireless systems, notebook computers, global positioning systems

Package	Connections	Description	End-User Applications
Flip Chip Chip-scale Package (FCCSP)	16-1500+	Better IC protection and solder joint reliability compared to direct chip attach (DCA) and chip on board (COB)	Memory, logic, microprocessor, application processor (AP), baseband (BB), solid state device, radio frequency (RF)

Chip on Wafer (CoW)	5-30	Integrated two different functional chips to a closer form into a compact package. Low-cost solution compared to through- silicon via (TSV)	Integrated MEMS

Land Grid Array (LGA) for FPS (finger Print Sensor)	20-52	Very thin clearance (50um) between chip & compound hard color coating with scratch resistance for protection and appearance matching of mobile devices	Security protection for mobile devices, home, NB, etc.

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

Most other kinds of packaging does wafer dicing first, and then puts the individual die in a plastic package and attaches the solder bumps. WL CSP involves the RDL, wafer solder bumping, while still in the wafer, and then wafer dicing. Benefits of WL CSP compare to general CSP package assembly include:

•	ultimate smaller package size;

•	smaller footprint on a printed circuit board;

•	very short circuit connection; and

•	cost effective packaging solution for small ICs.

Package	Connections	Description	End-User Applications
WL CSP	4-64	Very small package size (identical to die size), suitable for the low pin count and require the small package size application	Memory, ASICs, MEMS devices, controllers, for mobile phone, tablet, ultra book computer product

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

•	Excellent electrical performance, very low interconnect parasitics and inductance compare to wirebond type.

•	High electrical current endurance (Cu pillar bump), ideal for high power solution.

•	Smaller package form factor by reducing the wire loop height and wire span compared to conventional wirebond package.

Package	Connections	Description	End-User Applications
FC CSP	8-1120	Superior electrical performance, smaller form factor	Power device, RF, Logic/Analog device, wireless or portable application

LCD and Other Flat-Panel Display Driver Semiconductors and Gold Bumping

We also offer assembly and test services for LCD and other flat-panel display driver semiconductors. We employ TCP, COF and COG technologies for testing and assembling LCD and other flat-panel display driver semiconductors. In addition, we offer gold bumping services to our customers.

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

The following diagram presents the basic components of a TCP:

Chip-on-Film (COF) Technology

In 2001, we commenced assembly and test services using COF technology. We have developed this proprietary technology from our existing TCP technology, and it has been widely accepted by our customers. The primary use of the COF module is to replace TCP in certain applications.

COF technology provides several additional advantages. For example, COF is able to meet the size, weight and higher resolution requirements in electronic products, such as flat-panel displays. This is because of its structural design, including an adhesive-free two-layer tape that is highly flexible, bending strength and its capacity to receive finer patterning pitch.

COF package has been using for large-size and high-resolution panel display, especially on TV set. In recent years, there has been an observable trend with which the average inner lead pitch of COF package went down to 25um with about 50% of market share. 22 um inner lead pitch of COF package has been released to mass production and we can test TFT-LCD driver semiconductors with frequencies of up to 2.5 Gbps to fulfill high speed data rate requirement of semiconductor.

The following diagram presents the basic components of a COF:

The TCP and COF processes involve the following steps:

Chip Probing	Screen out the defect chips which fail to meet the device spec.

Wafer Lapping	Wafers are grounded to their required thickness.

Die Saw	Wafers are cut into individual dies, or chips, in preparation for inner lead bonding process.

Inner Lead Bonding	An inner lead bonder machine connects the chip to the printed circuit tape.

Potting	The package is dispensed a resin to protect the inner lead.

Potting Cure	The potting cure process matures the resin used during the potting oven with high temperatures.

Marking	A laser marker is used to provide product identification.

Final Testing	To verify device spec. within electrical testing after assembly process.

Inspection and Packing	Each individual die with tape is visually or auto inspected for defects. The dies are packed within a reel into an aluminum bag after completion of the inspection process.

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

Gold bumping technology, which can be used in TCP, COF and COG technologies, is a necessary interconnection technology for LCD and other flat-panel display driver semiconductors. Most gold bumping services are performed on eight or twelve-inches wafers. Gold bumping technology provides the best solution for fine-pitch chips and is able to meet the highly efficient production requirement for LCD and other flat-panel display driver semiconductors or other chips that require thin packaging profiles. In addition to the gold bumping, we also offer the WLCSP, Cu RDL and Cu pillar service which can be applied for FC CSP and/or QFN package. The product scope includes but is not limited to flash, power devices and MEMS.

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

Other Services

Drop Shipment

We offer drop shipment of semiconductors directly to end-users designated by our customers. We provide drop shipment services, including assembly in customer-approved and branded boxes, to a majority of our assembly and test customers. Since drop shipment eliminates the additional step of inspection by the customer prior to shipment to end-users, quality of service is a key to successful drop shipment service. We believe that our ability to successfully execute our full range of services, including drop shipment services, is an important factor in maintaining existing customers as well as attracting new customers.

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

Customers

We believe that the following factors have been, and will continue to be, important factors in attracting and retaining customers:

•	our advanced assembly and test technologies;

•	our strong capabilities in testing and assembling LCD and other flat-panel display driver semiconductors;

•	our focus on high-density memory products and logic/mixed-signal communications products; and

•	our reputation for high quality and reliable customer-focused services.

The number of our customers as of March 31 of 2014, 2015 and 2016, respectively, was 83, 85 and 79. Our top 15 customers in terms of revenue in 2015 were (in alphabetical order):

Asahi Kasei Microdevices Corporation

Elite Semiconductor Memory Technology Inc.

Etron Technology, Inc.

Himax Technologies, Inc.

ILI TECHNOLOGY CORP.

Integrated Circuit Solution Inc.

LAPIS Semiconductor Co. Ltd.

Macronix International Co., Ltd.

Micron Technology, Inc., or Micron

Novatek Microelectronics Corp., or Novatek

Orise Technology Co., Ltd.

Raydium Semiconductor Corporation

Samsung Electronics Co., Ltd.

Winbond Electronics Corporation, or Winbond

Zentel Electronics Corp.

In 2014, our largest customer was Novatek, our second-largest customer was Micron and our third-largest customer was Winbond accounting for approximately 20%, 16% and 10% of our revenue, respectively. In 2015, our largest customer was Novatek, our second-largest customer was Micron and our third-largest customer was Winbond accounting for approximately 22%, 15% and 12% of our revenue, respectively.

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

	Year ended December 31,
	2014	2015
Taiwan	72%	73%
Singapore	16	15
United States	3	2
Japan	3	5
Korea	4	3
Hong Kong SAR	1	1
Others	1	1

Total	100%	100%

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

Sales and Marketing

We maintain sales and marketing offices in Taiwan, Mainland China and the United States. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan, Japan, Korea and the United States, logic/mixed-signal semiconductors in Taiwan, Japan and the United States, LCD and other flat-panel display driver semiconductors in Japan, Taiwan, Hong Kong and Mainland China. As of March 31, 2016, our sales and marketing efforts were primarily carried out by teams of sales professionals, application engineers and technicians, totaling 32 staff members. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

•	actively participate in the design process at the customers’ facilities;

•	resolve customer assembly and test issues; and

•	promote timely and individualized resolutions to customers’ issues.

We conduct marketing research through our in-house customer service personnel and through our relationships with our customers and suppliers to keep abreast of market trends and developments. Furthermore, we do product and system bench marking analyses to understand the application and assembly technology evolution, such as analysis on mobile handsets and CD-/DVD-ROM players. In addition, we regularly collect data from different segments of the semiconductor industry and, when possible, we work closely with our customers to design and develop assembly and test services for their new products. These “co-development” or “sponsorship” projects can be critical when customers seek large-scale, early market entry with a significant new product.

We have appointed a non-exclusive sales agent for promoting our services for memory semiconductors in the United States, Japan and Korea. Our sales agent helps us promote and market our services, maintain relations with our existing and potential customers and communicate with our customers on quality, specific requirements and delivery issues. We generally pay our sales agent a commission of 3.5% of our revenue from services for memory semiconductors in the United States, Japan and Korea. In 2014 and 2015, we paid approximately NT$22 million and NT$19 million (US$579 thousand), respectively, in commissions to our sales agent

Research and Development

To maintain our competitive edge for continued business growth, we continue our focus of our investment in new technology research and development. In 2014 and 2015, we spent approximately NT$679 million, or 3% and NT$748 million (US$23 million), or 4%, respectively, of our revenue on research and development. We intend to sustain these efforts.

Our research and development efforts have been focused primarily on new technology instruction, improving efficiency and production yields of our assembly and test services. From time to time, we jointly develop new technologies with local and international research institutions and universities. In testing area, our research and development efforts focused particularly on high speed probing, fine pitch probing capability and wafer level burn-in technology. Our projects include:

•	Grew wafer level BIST testing capability;

•	Developed “one touchdown full contact testing capability for 200mm and 300mm wafers”;

•	Ramped up high frequency testing capability for LCDD;

•	Built up fine pitch testing capability for 12um bump pitch products; and

•	Developing centralized server test control system.

In bumping and assembly areas, our research and development efforts were directed to

•	Low-cost alloy wire bonding alternatives for Cu wirebond;

•	Au height reduction, as part of cost reduction drive, 10um bump height COF package was released for production;

•	Wafer-level chip scale packaging and Cu RDL processes;

•	Flip-chip QFN for power IC applications;

•	Flip-chip CSP for DRAM & mixed-signal application;

•	Cu pillar bumping and assembly;

•	MEMS packages for mobile devices;

•	Multi-chip assembly and module of flash products for SSD and eMMC applications;

•	Stacked-die chip scale package;

•	Thin wafer lapping and dicing;

•	Fingerprint sensor packaging solution by LGA;

•	Chip on Wafer( CoW) packaging solution for chip integration application;

•	Advanced thin core/core-free substrate for thin packages; and

•	Qualified thermally enhanced COF and MCB (metal composite bump) COF and released for manufacturing.

For new product and product enhancement work in 2015, our work concentrates on three key development programs: WLCSP, MEMS and flip chip technology. In the bumping area, we completed customer qualification of 300mm wafer Au bumping process in 2012 and started volume production in Q4, 2012. Development of Cu plating enables the entry of WLCSP, RDL and flip chip market. Turnkey services of WLCSP and flip chip QFN have been implemented for mass production in 2013 based on the successful technology developments. In 2012, we also initiated both 200mm and 300mm Cu pillar bumping engineering work and, related packaging technologies are being developed for mixed-signal and memory products in 2013. An integrated WLCSP (CoW or 3D WLCSP) is developing in 2015. By using existing equipment, Chip-on-Wafer (CoW) integrates WLCSP bumping, copper pillar bumping, and flip chip assembly capability. Not only provide the cost effective package solution by stocking the different wafer node technology chip, but also meet integrated function and smallest package footprint. Meanwhile, fingerprint sensor (FPS) packaging solution by LGA is also developing for smartphone demand in 2015.

In 2013, in-process engineering advancement allowed us to extend our wirebond technology to service MEMS products. To further achieve cost reduction, alloy wire and 0.6 mil Au wirebond processes were also developed. In 2016, we will continue to work on improvements of wafer thinning and polishing operations facilitate the expansion of multi-chip NAND packages offerings. Capability of handling miniature molded packages has been extended to 1x1 mm size and various improvements will also be made in production equipment to enhance throughput and efficiency.

As of March 31, 2016 we employed 610 employees in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

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

Quality Control

We believe that our reputation for high quality and reliable services have been an important factor in attracting and retaining leading international semiconductor companies as customers for our assembly and test services. We are committed to delivering semiconductors that meet or exceed our customers’ specifications on time and at a competitive cost. We maintain quality control staff at each of our facilities.

As of March 31, 2016, we employed 350 personnel for our quality control activities. Our quality control staff typically includes engineers, technicians and other employees who monitor assembly and test processes in order to ensure high quality. We employ quality control procedures in the following critical areas:

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

All of our facilities have obtained ISO/TS 16949 quality system certification. In addition, our facilities in Hsinchu and Tainan have been ISO 9002 certified in September 1997 and December 1998, respectively and recertified with ISO 9001 for substantial revision since 2000. ChipMOS Shanghai also obtained ISO/TS 16949 quality system certification in January 2006, respectively.

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

Our assembly and test operations are carried out in clean rooms where air purity, temperature and humidity are controlled. To ensure the stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. federal 209E class 100, 1,000, 10,000 and 100,000 standards. A class 1,000 clean room means a room containing less than 1,000 particles of contaminants per cubic foot.

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

As a result of our ongoing focus on quality, in 2015, we achieved monthly assembly yields of an average of 99.81% for our memory and logic/mixed-signal assembly packages, 99.97% for our COF packages, 99.95% for our COG packages and 99.93% for our bumping products. The assembly yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped back to customers divided by the number of individual integrated circuits that are attached to leadframes or organic substrate.

Raw Materials

Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our memory and logic/mixed-signal semiconductor assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the LCD and other flat-panel display driver semiconductor assembly and test process include carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 21% and 18% of our revenue in 2014 and 2015, respectively.

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

Competition

The independent assembly and test markets are very competitive. Our competitors include large IDMs with in-house testing and assembly capabilities and other independent semiconductor assembly and test companies, especially those offering vertically integrated assembly and test services, such as Advanced Semiconductor Engineering Inc., Amkor Technology, Inc., Chipbond Technology Corporation, King Yuan Electronics Co., Ltd., Powertech Technology, Siliconware Precision, STATS ChipPAC Ltd. and United Test and Assembly Center Ltd. We believe that the principal measures of competitiveness in the independent semiconductor testing industry are:

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

IDMs that use our services continually evaluate our performance against their own in-house assembly and test capabilities. These IDMs may have access to more advanced technologies and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency and lower costs while maintaining an equivalent or higher level of quality for three reasons:

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

Intellectual Property

As of March 31, 2016, we held 452 patents in Taiwan, 169 patents in the United States, 247 patents in the People’s Republic of China and 1 patent in the United Kingdom, France, Germany, Japan respectively, and 2 patents in Korea, relating to various semiconductor assembly and test technologies. These patents will expire at various dates through to 2034. As of March 31, 2016, we also had a total of 19 pending patent applications in the United States, 56 in Taiwan, 80 in the People’s Republic of China, 1 in Europe, and 1 in Japan. In addition, we have registered “ChipMOS” and its logo and “InPack” as trademarks in Taiwan, and “ChipMOS” and its logo as trademarks in the United States, the People’s Republic of China, Singapore, Hong Kong, Korea, Japan and the European Community.

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

Environmental Matters

Semiconductor testing does not generate significant pollutants. The semiconductor assembly process generates stationary acid, alkali and VOC pollutions, principally at the plating stages. Liquid waste is produced when silicon wafers are ground thinner and diced into chips with the aid of diamond saws and cleaned with running water. In addition, excess materials, either on lead-frames or molding process, are removed from assembled semiconductors in the trimming and de-junking processes, respectively. We have various treatment equipments forwastewater and air pollutants at our assembly and bumping facilities. Since 2001, we have adopted certain environmentally-friendly production management systems, and have implemented certain measures intended to bring our assembly process in compliance with the Restriction of Hazardous Substances Directive 2002/95/EC issued by the European Union and our customers. We believe that we have adequate and effective environmental protection measures that are consistent with semiconductor industry practices in Taiwan and Mainland China. In addition, we believe we are in compliance in all material respects with current environmental laws and regulations applicable to our operations and facilities.

All of our facilities in Taiwan and Mainland China have been certified as meeting the ISO 14001 environmental standards of the International Organization for Standardization, and all of our facilities in Taiwan have been certified as meeting the OHSAS18001 standards of the International Organization for Standardization. Our facilities at Hsinchu Science Park, Chupei and Southern Taiwan Science Park have won numerous awards including Green Factory Label, ISO50001, ISO14064, ISO14067 and WFN (Water Footprint) in 2014 and 2015, Smart Green Building Label in 2013, health promotion awards granted by Department of Health of ROC since 2012, “Safety & Health Performance Certification Unit” from Council of the Labor Affairs of ROC in 2009 and 2010. Our bumping facility has won “Civil Defense Excellent Award” from Hsin-chu City in 2009~2012. Chupei plant won the EPA” Fresh Air Area Clean Excellent Award” in 2014 and 2015. We continue to encourage our employees to participate in community environmental campaigns and better environmental friendly practices.

We will continue to enhance related management to reduce industrial waste, save energy and control pollution. Since 2001, ChipMOS Taiwan completed a lead-free process control program, which offers a lead-free method in a semiconductor package, lead-free plating, lead-free solder ball and lead-free reliability method and specification. In 2005, ChipMOS Shanghai completed a similar program. ChipMOS Taiwan and ChipMOS Shanghai obtained Green Partner certification from Sony Corporation of Japan, respectively, in 2003 and 2008. Furthermore we passed the SGS’s inventory of GHGs “Greenhouse Gas Verification Statement”. From 2013 to 2015, we further confirmed many product’s CFP “Carbon Footprint Verification Statement” and WFN “Water Footprint Verification Statement”. In the same time, Tainan plant passed the certification of energy management program (“ISO50001”). We plan to arrange all of ChipMOS plants to pass the certification of ISO50001 in the near future. Our policy is to pay attention to the environment issues by standardizing on green, environmental-friendly products, production facilities and management systems to meet ChipMOS’ Corporate Social Responsibilities.

Insurance

We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damages due to all risks, including but not limited to, fire, lightning and earthquakes. The maximum coverage of property insurance for ChipMOS Taiwan is approximately NT$71,814 million. ChipMOS Shanghai also maintains property insurance policies for a maximum coverage of approximately RMB904 million.

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

The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of March 31, 2016.

Location of Facility	Primary Use	Floor Area (m2)	Principal Equipment
Chupei, Hsinchu	Testing/Gold Bumping	38,166	9 steppers 17 sputters 290 testers

Hsinchu Industrial Park, Taiwan	Testing	25,864	94 testers 26 burn-in ovens

Hsinchu Science Park, Taiwan	Testing	31,168	153 testers 92 burn-in ovens

Southern Taiwan Science Park, Taiwan	Assembly/Testing	146,186	808 wire bonders 118 inner-lead bonders 421 testers

Shanghai Qingpu Industrial Zone, Mainland China	Assembly/Testing	66,817	25 testers 289 wire bonders 23 burn-in ovens

Equipment

Testing of Memory and Logic/Mixed-Signal Semiconductors

Test equipment is the most capital-intensive component of the memory and logic/mixed-signal semiconductors test business. Upon the acquisition of new test equipment, we install, configure, calibrate and perform burn-in diagnostic tests on the equipment. We also establish parameters for the test equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of March 31, 2016, we operated 564 testers for testing memory and logic/mixed-signal semiconductors. We generally seek to purchase testers with similar functionality that are able to test a variety of different semiconductors. We purchase testers from international manufacturer, Advantest Corporation.

In general, particular semiconductors can be tested using a limited number of specially designed testers. As part of the qualification process, customers will specify the machines on which their semiconductors may be tested. We often develop test program conversion tools that enable us to test semiconductors on multiple equipment platforms. This portability among testers enables us to allocate semiconductor testing across our available testing capacity and thereby improve capacity utilization rates. If a customer requires the testing of a semiconductor that is not yet fully developed, the customer consigns its testing software programs to us to test specific functions. If a customer specifies test equipment that is not widely applicable to other semiconductors we test, we require the customer to furnish the equipment on a consignment basis.

We will continue to acquire additional test equipment in the future to the extent market conditions, cash generated from operations, the availability of financing and other factors make it desirable to do so. Some of the equipment and related spare parts that we require have been in short supply in recent years. Moreover, the equipment is only available from a limited number of vendors or is manufactured in relatively limited quantities and may have lead time from order to delivery in excess of six months.

Assembly of Memory and Logic/Mixed-Signal Semiconductors

The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. and Kulicke & Soffa Industries Inc. As of March 31, 2016, we operated 1,097 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.

Gold Bumping, Assembly and Test of LCD and Other Flat-Panel Display Driver Semiconductors

We acquired TCP-related equipment from Sharp to begin our TCP-related services. We subsequently purchased additional TCP-related testers from Yokogawa Electric Corp. and Advantest Corporation and assembly equipment from Shibaura Mechatronics Corp., Shinkawa Co., Ltd., Athlete FA Corp., Daitron Electron Corp. and GMM Corp. As of March 31, 2016, we operated 9 steppers and 17 sputters for gold bumping, 118 inner-lead bonders for assembly and 419 testers for LCD and other flat-panel display driver semiconductors. We are currently in the process of purchasing additional test equipment. The test equipment can be used for the TCP, COF and COG processes, while the inner-lead bonders are only used in the TCP and COF processes. The same types of wafer grinding, auto wafer mount and die saw equipment is used for the TCP, COF and COG processes. In addition, auto inspection machines and manual work are used in the COG process, which is more labor-intensive than the TCP and COF processes.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report on Form 20-F.

Overview

We provide a broad range of back-end assembly and test services, Test services include wafer probing and final testing of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. We also offer WLCSP products and turn-key flip chip assembly and test services using variety of leadframe and organic substrate carries. In addition, we provide gold bumping, assembly and test services for LCD and other flat-panel display driver semiconductors by employing TCP, COF and COG technologies. In 2015, our consolidated revenue was NT$19,869 million (US$606 million) and our profit for the year attributable to equity holders of the Company was NT$970 million (US$30 million).

We are a holding company, incorporated in Bermuda on August 1, 2000. We provide most of our services through our majority-owned subsidiary, ChipMOS Taiwan, and its subsidiaries and investees.

ChipMOS Taiwan was incorporated in Taiwan in July 1997 as a joint venture company of Mosel and Siliconware Precision and with the participation of other investors. Following the completion of the share exchange transaction between the Company and ChipMOS Taiwan on September 14, 2007, ChipMOS Taiwan became a wholly-owned subsidiary of the Company. In February 2010, we agreed to sell 15.8% of ChipMOS Taiwan’s outstanding shares to Siliconware Precision. The share purchase transaction was completed in January 2011. As part of ChipMOS Taiwan’s listing plan on the TWSE, on April 16, 2013, we completed the sale of 6.5 million outstanding ChipMOS Taiwan Shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TWSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan. Also, from September 2, 2013 to October 3, 2013, we completed another sale of 180 million outstanding ChipMOS Taiwan Shares or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$20.0 per share to investors. On April 9, 2014, the Company sold approximately 1.3 million ChipMOS Taiwan Shares as “green shoe” option to market investors. ChipMOS Taiwan became listed and commenced trading on the main board of TWSE on April 11, 2014. On November 12, 2014, ChipMOS Taiwan made announcement for the contemplated merger with ThaiLin. The merger completed on June 17, 2015 and ChipMOS Taiwan continues as the surviving merged entity. As of March 31, 2016 we own approximately 522 million or 59.2% of ChipMOS Taiwan Shares without any “green shoe” option outstanding. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Corporate Structure—ChipMOS Taiwan’s ability to maintain its listing and trading status on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the main board of Taiwan Stock Exchange or satisfy other eligibility requirements that may be required of it in the future” for additional information.

On December 11, 2015, the ChipMOS Taiwan Board authorized and ChipMOS Taiwan and Tsinghua Unigroup executed the Tsinghua Share Subscription Agreement, which is included as Exhibit 4.71, to sell and issue 299,252,000 ChipMOS Taiwan Shares to Tsinghua Unigroup through the Private Placement at a price of NT$40.0 per ChipMOS Taiwan Share representing an aggregate purchase price of approximately NT$12.0 billion (US$366 million). After the Merger and the issuance of the 299,252,000 ChipMOS Taiwan Shares on closing of the proposed Private Placement, Tsinghua Unigroup would own approximately 25.6% of the outstanding shares of ChipMOS Taiwan. The Company shareholders’ aggregate ownership in ChipMOS Taiwan would be 43.7% post-Private Placement and post-Merger. ChipMOS Taiwan and Tsinghua Unigroup and its subsidiary also have entered into other agreements related to the Tsinghua Share Subscription Agreement. For additional information see “Item 3. Key Information—Risk Factors—Risks Relating to Share Subscription Agreement and Other Agreements With Tsinghua Unigroup Ltd.—Pending private placement sale by ChipMOS Taiwan of 299,252,000 ChipMOS Taiwan Shares under the shares subscription agreement with Tsinghua Unigroup and its subsidiary may or may not be completed” and “Item 4. Information on the Company—Our Principal Consolidated Subsidiaries—ChipMOS TECHNOLOGIES INC.—ChipMOS Taiwan—agreements with Tsinghua Unigroup Ltd.”.

The Company and ChipMOS Taiwan entered into the Merger Agreement, pursuant to which the Company will merge with and into ChipMOS Taiwan, with ChipMOS Taiwan being the surviving company after the Merger. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each IMOS Share issued and outstanding immediately prior to the Effective Time will be cancelled and, in exchange, each former holder of such cancelled IMOS Shares shall be entitled to receive, with respect to each such IMOS Share, (i) 0.9355 ADS, representing 18.71 ChipMOS Taiwan Shares, each ADS representing 20 ChipMOS Taiwan Shares, and (ii) US$3.71 in cash, without interest, net of any applicable withholding tax. Upon completion of the Merger, ChipMOS Taiwan and its subsidiaries will own and continue to conduct the business that they currently conduct in substantially the same manner. For additional information regarding the Merger see “Item 3. Key Information—Risk Factors—Risks Relating to Our Merger With and Into ChipMOS Taiwan” and “Item 4. Information on the Company—Our Principal Consolidated Subsidiaries—ChipMOS TECHNOLOGIES INC.—Merger Agreement between the Company and ChipMOS Taiwan”.

In Taiwan, we conduct testing operations in our facilities at the Hsinchu Science Park and the Hsinchu Industrial Park, gold bumping and wafer testing in our facility at Chupei, and assembly and test operations in our facility at the Southern Taiwan Science Park. We also conduct operations in Mainland China through ChipMOS Shanghai, a wholly-owned subsidiary of ChipMOS BVI, formerly known as Modern Mind. ChipMOS Shanghai operates an assembly and test facility at the Qingpu Industrial Zone in Shanghai. In April 2011, the Company entered into the MMT Assignment Agreement with ThaiLin to sell the MMT Notes to ThaiLin for a purchase price of approximately US$40 million. The MMT Assignment Agreement transaction was completed on October 3, 2011 and ChipMOS BVI, then became the wholly-owned subsidiary of ThaiLin. On June 17, 2015, ThaiLin was merged into ChipMOS Taiwan, ChipMOS BVI then became the wholly-owned subsidiary of ChipMOS Taiwan. See “Item 4. Information on the Company—Our Structure and History” for more details. Through our subsidiaries, we also have equity interests in other companies that are engaged in the semiconductor industry.

The following key trends are important to understanding our business:

Capital Intensive Nature of Our Business. Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous acquisitions of assembly and test equipment and facilities. Our profitability depends in part not only on absolute pricing levels for our services, but also on capacity utilization rates for our assembly and test equipment. In particular, increases or decreases in our capacity utilization rates could significantly affect our gross margins since the unit cost of assembly and test services generally decreases as fixed costs are allocated over a larger number of units.

The current generation of advanced testers typically cost between US$1 million and US$5 million each, while wire bonders used in assembly typically cost approximately US$68 thousand each and inner-lead bonders for TCP and COF assembly cost approximately US$360 thousand each and COG chip sorters cost approximately US$220 thousand each. We begin depreciating our equipment when it is placed into commercial operation. There may be a time lag between the time when our equipment is placed into commercial operation and when it achieves high levels of utilization. In periods of depressed semiconductor industry conditions, we may experience lower than expected demand from our customers and a sharp decline in the average selling prices of our assembly and test services, resulting in an increase in depreciation expenses relative to revenue. In particular, the capacity utilization rates for our test equipment may be severely adversely affected during a semiconductor industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, or IDMs, which typically maintain larger in-house testing capacity than in-house assembly capacity.

Highly Cyclical Nature of the Semiconductor Industry. The worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn beginning in the fourth quarter of 2000 that was followed by a recovery in early 2003. The significant decrease in market demand for semiconductors that began in 2000 adversely affected our results of operations for 2001 and 2002. Beginning in the fourth quarter of 2008, the semiconductor industry commenced another significant downturn which continued in 2009 and in 2010. Market demand for semiconductors significantly decreased across our industry during these periods, which adversely affected average selling prices for our services and our results of operations for 2008, 2009 and 2010. The impact on our results of operations of the decrease in market demand during these periods was partly offset by increases in our 2009 and 2010 revenue from assembly services for logic/mixed-signal semiconductors due to higher customer demand for these services in 2009 and 2010. The overall outsourced assembly and test services for memory and logic/mixed-signal semiconductors increased gradually each year since 2010, continuing in 2013,2014 and 2015. During periods of decreased demand for assembled semiconductors, some of our customers may forego, delay or simplify final testing of certain types of semiconductors, such as DRAM, which may further decrease demand and average selling prices for our services and intensify our difficulties related to realizing pricing levels, capacity utilization rates and gross margin during these periods.

Declining Average Selling Prices of Our Assembly and Test Services. The semiconductor industry is characterized by a general decrease in prices for products and services over the course of their product and technology life cycles. The rate of decline is particularly steep during periods of intense competition and adverse market conditions. The average selling prices of our assembly and test services experienced sharp declines during such periods as a result of intense price competition from other independent assembly and test companies that attempt to maintain high capacity utilization levels in the face of reduced demand.

To offset the effects of decreasing average selling prices, we will continue to seek to:

•	improve production efficiency and attain high capacity utilization rates;

•	concentrate on testing of potentially high-demand, high-growth semiconductors;

•	develop new assembly technologies; and

•	implement new technologies and platforms to shift into potentially higher margin services.

Market Conditions for the End-User Applications for Semiconductors. Market conditions in the semiconductor industry, to a large degree, track those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors that we test and assemble may reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Despite an increase in the demand for mobile/niche DRAM in 2010, for DRAMs with more advanced features such as that of enhanced graphic capability, increased power efficiency and increased mobility, the average market demand for DRAM remained low since 2010 until 2013. Our revenue is largely attributable to fees from testing and assembling semiconductors for use in personal computers, consumer and portable electronic products, display applications and communications equipment. The markets for these products are intensely competitive, and a significant decrease in demand puts pricing pressure on our assembly and test services and negatively affects our earnings. The oversupply of DRAM products in the second half of 2007 and the weak demand in the DRAM market in 2008 and in the first quarter of 2009 resulted in significant reductions in the price of DRAM products, which in turn drove down the average selling prices for our assembly and test services for DRAM products from the second half of 2009 and continue in 2013.

Change in Product Mix. Declines in average selling prices since 2009 have been partially offset by a change in our revenue mix. In particular, revenue from assembly and test of LCD and other flat-panel display driver semiconductors, bumping services and 12-inch wafer processing have increased as a percentage of our total revenue over the 2009 to 2015 period. We intend to continue focusing on testing and assembling more semiconductors that have the potential to provide higher margins and developing and offering new technologies in testing and assembly services, in order to mitigate the effects of declining average selling prices on our ability to attain profitability.

Recent Acquisitions

As part of ChipMOS Taiwan’s listing plan on the TWSE, on April 16, 2013, we completed the sale of 6.5 million outstanding ChipMOS Taiwan Shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TWSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan. Also, from September 2, 2013 to October 3, 2013, we completed another sale of 180 million outstanding ChipMOS Taiwan Shares or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$20.00 per share to investors. On April 9, 2014, the Company sold approximately 1.3 million ChipMOS Taiwan Shares as “green shoe” option to market investors. ChipMOS Taiwan became listed and commenced trading on the main Board of TWSE on April 11, 2014. On June 17, 2015, ThaiLin was merged into ChipMOS Taiwan. As of March 31, 2016, we owned approximately 522 million ChipMOS Taiwan Shares representing 59.2% of ChipMOS Taiwan’s outstanding shares without any “green shoe” option outstanding. See “Item 4. Information on the Company—Our Structure and History” for description of our earlier merger events.

On December 11, 2015, the ChipMOS Taiwan Board authorized and ChipMOS Taiwan and Tsinghua Unigroup executed the Tsinghua Share Subscription Agreement, which is included as Exhibit 4.71, to sell and issue 299,252,000 ChipMOS Taiwan Shares to Tsinghua Unigroup through the Private Placement at a price of NT$40.0 per ChipMOS Taiwan Share representing an aggregate purchase price of approximately NT$12.0 billion (US$366 million). After the Merger and the issuance of the 299,252,000 ChipMOS Taiwan Shares on closing of the proposed Private Placement, Tsinghua Unigroup would own approximately 25.6% of the outstanding shares of ChipMOS Taiwan. The Company shareholders’ aggregate ownership in ChipMOS Taiwan would be 43.7% post-Private Placement and post-Merger. ChipMOS Taiwan and Tsinghua Unigroup and its subsidiary also have entered into other agreements related to the Tsinghua Share Subscription Agreement. For additional information see “Item 3. Key Information—Risk Factors—Risks Relating to ChipMOS Taiwan Share Subscription Agreement With Tsinghua Unigroup Ltd.—Pending private placement sale by ChipMOS Taiwan of 299,252,000 ChipMOS Taiwan Shares under the shares subscription agreement with Tsinghua Unigroup and its subsidiary may or may not be completed” and “Item 4. Information on the Company—Our Principal Consolidated Subsidiaries—ChipMOS TECHNOLOGIES INC.—ChipMOS Taiwan—agreements with Tsinghua Unigroup Ltd.”.

On January 21, 2016, the Board of Directors of the Company with the recommendation of its Special Committee approved the merger with and into ChipMOS Taiwan, with ChipMOS Taiwan being the surviving company, as a step that is consistent with the ongoing efforts to simplify and streamline the group structure, reduce operating costs in order to enhance operation efficiency, and achieve a more efficient tax structure. According to the agreement and plan of merger entered into between the Company and ChipMOS Taiwan on January 21, 2016, the shareholders of the Company will receive (i) US$3.71 in cash and (ii) 0.9355 ADS representing 18.71 shares of ChipMOS Taiwan (each ADS will represent 20 new common shares, par value of NT$10 each, to be issued by ChipMOS Taiwan) in exchange for each outstanding Company common share. This would represent US$19.77 in total consideration as of January 20, 2016 and a premium of 14.7% based on the average closing prices of the Company and ChipMOS Taiwan on the NASDAQ and the TWSE for the 3 trading days ending January 20, 2016 and an exchange rate of NT$33.785 to US$1.0. ChipMOS Taiwan’s Board of Directors has also approved the establishment of a new U.S. American Depositary Receipt program to facilitate the merger and to foster ongoing market liquidity of its shares. An application will be submitted for the listing of the new ADSs on the NASDAQ, and the issuance of approximately 510,595,000 common shares which will be represented by the new ADSs to be issued as part of the consideration for the Merger.

On closing of the Merger, all outstanding common shares of the Company will be cancelled and converted into the right to receive Merger consideration and all shares of ChipMOS Taiwan currently held by the Company will be cancelled.

The Company and ChipMOS Taiwan executed the Merger Agreement after the respective meetings of their Boards of Directors. The listing of the new ADSs and the Merger are subject to customary closing conditions, including shareholders’ approvals from the Company and ChipMOS Taiwan, and approvals from governmental authorities and regulators under the applicable provisions of the Companies Act (1981) of Bermuda (as amended), the ROC Business Mergers and Acquisitions Act, as amended and other applicable laws, if any. The Merger is currently expected to close in the third quarter of 2016, contingent on satisfaction of above approvals and other conditions, which are outlined in the Registration Statement on Form F-4 that ChipMOS Taiwan filed with the SEC on February 26, 2016, as amended. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Corporate Structure—Pending merger with and into ChipMOS Taiwan may or may not be completed” for additional information.

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

	Year ended December 31,
	2014	2015	2015
	NT$	NT$	US$
	(in millions)
Testing
Memory	$4,481.9	$4,077.4	$124.3
Logic/mixed-signal	637.6	756.5	23.1
Total testing	5,119.5	4,833.9	147.4
Assembly
Memory	7,053.6	5,710.0	174.1
Logic/mixed-signal	616.4	560.4	17.1
Total assembly	7,670.0	6,270.4	191.2
LCD and other flat-panel display driver semiconductor testing and assembly	5,171.3	5,396.0	164.6
Bumping	4,044.3	3,369.1	102.8

Total	$22,005.1	$19,869.4	$606.0

Our revenue consists primarily of service fees for testing and assembling semiconductors, and to a lesser extent, fees from equipment rentals to semiconductor manufacturers for engineering testing, less allowances for product returns. We offer assembly and test services for memory semiconductors, logic/mixed-signal semiconductors, assembly and test services for LCD and other flat-panel display driver semiconductors and bumping services.

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

We price our assembly and test services for LCD and other flat-panel display driver semiconductors and bumping services on the basis of our costs, including the costs of the required material and components, the depreciation expenses relating to the equipment involved and our overhead expenses, and the price for comparable services.

On a case by case, we offer volume discounts to customers who purchase large quantities of our services and special discounts to customers who use our vertically integrated services and may offer special payment terms, including longer payment cycles, to key customers during downturns in the market so as to retain business from such key customers.

Revenue Recognition

We generally recognize our revenue upon completion of assembly and test services. We also recognize our revenue upon shipment of tested and assembled semiconductors to locations designated by our customers, including our internal warehouse for customers using our warehousing services. We submit invoices at the time of completion of service or shipment or delivery and generally require all customers to pay and collect payment of our invoices within 60 days after the last day of the month during which the invoice was sent.

Related Party Revenues

In 2014 and 2015, no revenue was derived from related parties. See “Item 7. Major Shareholders and Related Party Transactions” for more information concerning our related party transactions.

Geography and Currency

The majority of our revenue is generated from customers headquartered in Taiwan, which represented 72% and 73% of our revenue in 2014 and 2015, respectively. We also generate revenue from customers in the United States, Singapore, Korea, Japan and other countries. Our service fees and revenue are generally denominated in the currency of the jurisdiction in which our facilities are located, for example NT dollars for our Taiwan operations and RMB for our Mainland China operations. As we generate most of our revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 33 to our consolidated financial statements contained in this Annual Report on Form 20-F and “Item 11. Quantitative and Qualitative Disclosure about Market Risk — Market Risks — Foreign Currency Exchange Rate Risks” for certain information on our exchange rate risks.

Cost of Revenue and Gross Profit

Our cost of revenue consists primarily of the following: depreciation and amortization expenses, raw material costs, and labor and overhead expenses, which primarily include expendable equipments, sub-contracting fees and rental expenses. Our operations, in particular our testing, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of assembly and test equipment and facilities, including our investment in our Mainland China operations. As of March 31, 2016, we had 983 testers, 141 burn-in ovens, 1,097 wire bonders, 118 inner-lead bonders, 9 steppers and 17 sputters. We use inner-lead bonders for the assembly of LCD and other flat-panel display driver semiconductors using TCP or COF technology, and wire bonders for TSOP, BGA, and some other package assembly technologies.

Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. Our average capacity utilization rate for testing of memory and logic/mixed-signal semiconductors was 74% in 2014 and 65% in 2015. Our average capacity utilization rate for assembly of memory and logic/mixed-signal semiconductors was 78% in 2014 and 61% in 2015. Our average capacity utilization rate for LCD and other flat-panel display driver semiconductor testing and assembly was 80% in 2014 and 75% in 2015. In addition, our average capacity utilization rate for bumping was 85% in 2014 and 67% in 2015.

For each period of time selected, we derived the capacity utilization rate for our testing operations by dividing the total number of hours of actual use of our facilities’ test equipment units by the maximum number of hours that these equipment units were capable of being used. The testing capacity utilization rate generally increases in correlation to increases in the total volume of our customer orders, and generally decreases in correlation to decreases in the total volume of our customer orders.

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

The Company has significant fixed costs in operating our assembly and test facilities. For this reason, decreases in our cost of goods sold during a period generally occur at a slower rate than decreases, during the same period, in our gross revenue due to lower capacity utilization rates, lower average selling prices, or both. Also, as a result, our gross margin and profitability generally decrease in correlation to decreases in our capacity utilization rates, decreases in our average selling prices, or both. Similarly, our gross margin and profitability generally increase in correlation to increases in our capacity utilization rates, increases in our average selling prices, or both. Due to the cyclical nature of the semiconductor industry, customer orders may change significantly, causing fluctuation in our capacity utilization rate and average selling price.

Most of our labor and overhead costs are denominated in NT dollars. However, we also incur costs of revenues and operating expenses associated with assembly and test services in several other currencies, including Japanese yen, US dollars and RMB. In addition, a substantial portion of our capital expenditures, primarily for the purchase of assembly and test equipment, has been, and is expected to continue to be, denominated in Japanese yen with much of the remainder denominated in US dollars.

The following table sets forth, for the periods indicated, our gross profit and our gross profit margin as a percentage of revenue.

	Year ended December 31,
	2014	2015	2015
	NT$	NT$	US$
	(in millions)
Gross profit:
Testing
Memory	$1,502.6	$1,345.4	$41.0
Logic/mixed-signal	194.9	284.5	8.7
Total testing	1,697.5	1,629.9	49.7
Assembly
Memory	1,173.1	252.2	7.7
Logic/mixed-signal	297.5	251.6	7.7
Total assembly	1,470.6	503.8	15.4
LCD and other flat-panel display driver semiconductor testing and assembly	1,298.7	1,673.7	51.0
Bumping	756.1	326.4	10.0

Total	$5,222.9	$4,133.8	$126.1

Gross profit margin:
Testing
Memory	33.5%	33.0%	33.0%
Logic/mixed-signal	30.6	37.6	37.6
Total testing	33.2	33.7	33.7
Assembly
Memory	16.6	4.4	4.4
Logic/mixed-signal	48.3	44.9	44.9
Total assembly	19.2	8.0	8.0
LCD and other flat-panel display driver semiconductor testing and assembly	25.1	31.0	31.0
Bumping	18.7	9.7	9.7
Overall	23.7%	20.8%	20.8%

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

Non-controlling Interests

Non-controlling interests represent the portion of our income that is attributable to the shareholding in our consolidated subsidiaries that we do not own. See “Item 4. Information on the Company—Our Structure and History” for information concerning our consolidated subsidiaries. On April 16, 2013, we sold 6.5 million shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters, Yuanta Securities Company Limited and Capital Securities Corp., and to certain others, including non-US employees of ChipMOS Taiwan. From September 2, 2013 to October 3, 2013, we sold 180 million shares or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$20.0 per shares to investors. On April 9, 2014, the Company sold approximately 1.3 million ChipMOS Taiwan Shares as “green shoe” option to market investors. After the completion of the aforesaid sales the Company held approximately 522 million ChipMOS Taiwan Shares, representing 60.4% of the total number of ChipMOS Taiwan’s outstanding shares without any “green shoe” option outstanding. On June 17, 2015, ThaiLin was merged into ChipMOS Taiwan. In 2015, our non-controlling interests were attributable to the non-controlling interests owned by Siliconware Precision and the public shareholders’ interests in ChipMOS Taiwan. As of December 31, 2015 and March 31, 2016, we owned approximately 522 million and 522 million ChipMOS Taiwan Shares, representing 58.3% and 59.2 %of ChipMOS Taiwan’s outstanding shares, respectively.

Profit for the Year Attributable to Equity Holders of the Company

Our profit for the year attributable to equity holders of the Company were NT$1,663 million and NT$970 million (US$30 million) in 2014 and 2015, respectively. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things. For additional information on factors that will affect our future performance, see “Item 3. Key Information—Risk Factors”.

Results of Operations

The following table presents selected operating data as a percentage of revenue for the periods indicated:

	Year ended December 31,
	2014	2015
IFRSs:
Revenue	100.0%	100.0%
Cost of revenue	(76.3)	(79.2)

Gross profit	23.7	20.8
Other operating income	0.8	0.6
Research and development expenses	(3.1)	(3.8)
Sales and marketing expenses	(0.5)	(0.5)
Administrative and general expenses	(3.4)	(4.1)
Other operating expenses	(0.6)	—

Operating profit	16.9	13.0
Finance costs	(0.6)	(0.7)
Other non-operating income (expense), net	1.8	1.8

Profit before tax	18.1	14.1
Income tax	(4.7)	(4.7)

Profit for the year	13.4%	9.4%

Attributable to:
Equity holders of the Company	7.6%	4.9%
Non-controlling interests	5.8%	4.5%

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenue. Our revenue decreased by NT$2,136 million, or 10%, to NT$19,869 million (US$606 million) in 2015 from NT$22,005 million in 2014.

Revenue from test services for memory and logic/mixed-signal semiconductors decreased by NT$286 million, or 6%, to NT$4,834 million (US$147 million) in 2015 from NT$5,120 million in 2014. Revenue from test services for memory semiconductors decreased by NT$405 million, or 9%, to NT$4,077 million (US$124 million) in 2015 from NT$4,482 million in 2014, principally due to the decreased capacity utilization rate resulting from the lower customer demand. Revenue for test services for logic/mixed-signal semiconductors increased by NT$119 million, or 19%, to NT$757 million (US$23 million) in 2015 from NT$638 million in 2014, principally due to the increased capacity utilization rate resulting from the higher customer demand.

Revenue from assembly services for memory and logic/mixed-signal semiconductors decreased by NT$1,400 million, or 18%, to NT$6,270 million (US$191 million) in 2015 from NT$7,670 million in 2014. Revenue from assembly services for memory semiconductors decreased by NT$1,344 million, or 19%, to NT$5,710 million (US$174 million) in 2015 from NT$7,054 million in 2014, primarily as a result of the decreased average selling price and capacity utilization rate resulting from the lower customer demand. Revenue from assembly services for logic/mixed-signal semiconductors decreased by NT$56 million, or 9%, to NT$560 million (US$17 million) in 2015 from NT$616 million in 2014, principally due to the decreased capacity utilization rate as the result of the lower customer demand.

Revenue from LCD and other flat-panel display driver semiconductor assembly and test services increased by NT$225 million, or 4%, to NT$5,396 million (US$165 million) in 2015 from NT$5,171 million in 2014. This increase was principally as a result of an increase in customer demand for LCD and other flat-panel display products in 2015.

Revenue from bumping services decreased by NT$675 million, or 17%, to NT$3,369 million (US$103 million) in 2015 from NT$4,044 million in 2014. This decrease was principally due to the decreased average selling price and capacity utilization rate resulting from the lower customer demand.

See “— Cost of Revenue and Gross Profit” for more information concerning our assembly and test capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rate.

Cost of Revenue and Gross Profit. Cost of revenue decreased by NT$1,046 million, or 6%, to NT$15,736 million (US$480 million) in 2015 from NT$16,782 million in 2014, primarily due to the decrease of direct material expenses, direct labor expenses and inventory supplies of NT$1,068 million (US$33 million), NT$15 million (US$457 thousand) and NT$54 million (US$2 million), respectively, and partially offset by the increase of depreciation expenses of NT$119 million (US$4 million).

Our gross profit decreased to NT$4,134 million (US$126 million) in 2015 from NT$5,223 million in 2014. Our gross margin was 20.8% in 2015, compared to 23.7% in 2014.

Our gross profit margin for test services for memory and logic/mixed-signal semiconductors increased to 33.7% in 2015 from 33.2% in 2014, primarily due to the increased sales of higher margin logic/mixed-signal semiconductors test services.

Our gross profit margin for assembly services for memory and logic/mixed-signal semiconductors decreased to 8.0% in 2015 from 19.2% in 2014, primarily due to the decrease in sales revenue which decreased capacity utilization rate for memory semiconductors assembly services.

Our gross profit margin for LCD and other flat-panel display driver semiconductor assembly and test services increased to 31.0% in 2015 from 25.1% in 2014, primarily due to the change in product mix.

Our gross profit margin for bumping services decreased to 9.7% in 2015 from 18.7% in 2014, primarily due to the decrease in sales revenue which decreased capacity utilization rate.

See “— Cost of Revenue and Gross Profit” for more information concerning our assembly and test capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rates.

Other Operating Income. Other operating income decreased by NT$56 million, or 31%, to NT$126 million (US$4 million) in 2015 from NT$182 million in 2014, primarily due to the decrease of gain on disposal of property, plant and equipment of NT$39 million (US$1 million) and compensation of insurance of NT$12 million (US$366 thousand).

Research and Development Expenses. Research and development expenses increased by NT$69 million, or 10%, to NT$748 million (US$23 million) in 2015 from NT$679 million in 2014, primarily due to the increase of employee benefit costs.

Sales and Marketing Expenses. Sales and marketing expenses decreased by NT$7 million, or 7%, to NT$95 million (US$3 million) in 2015 from NT$102 million in 2014, primarily due to the decrease of freight-out expense, commissions expenses and entertainment expenses.

Administrative and General Expenses. Administrative and general expenses increased by NT$62 million, or 8%, to NT$818 million (US$25 million) in 2015 from NT$756 million in 2014, primarily due to the increase of professional service fee.

Other Operating Expenses. Other operating expenses decreased by NT$133 million, or 92%, to NT$12 million (US$366 thousand) in 2015 from NT$145 million in 2014, primarily due to the decrease of accrued compensation of NT$127 million (US$4 million).

Finance Costs. Finance costs increased by NT$3 million, or 2%, to NT$144 million (US$4 million) in 2015 from NT$141 million in 2014. This change was primarily due to the increase of financial cost of bank loans by NT$8 million (US$244 thousand).

Other Non-Operating Income (Expenses), Net. Other non-operating income decreased by NT$23 million, or 6%, to NT$368 million (US$11 million) in 2015 from NT$391 million in 2014. This change was primarily due to the decrease of foreign exchange gains by NT$46 million (US$1 million) and impairment of available-for-sale financial assets by NT$9 million (US$274 thousand) and partially offset by the increase of share of profit of associates by NT$31 million (US$1 million).

Profit before Tax. As a result of the foregoing, profit before tax decreased by 29% to NT$2,812 million (US$86 million) in 2015 from NT$3,975 million in 2014.

Income Tax. We had an income tax expense of NT$936 million (US$29 million) in 2015 compared to income tax expense of NT$1,036 million for 2014, primarily due to the decrease of profit before tax.

Profit for the Year Attributable to Non-controlling Interests. The profits of ChipMOS BVI, ChipMOS Shanghai, ChipMOS Taiwan and ThaiLin attributable to non-controlling interests amounted to NT$906 million (US$28 million) in 2015, compared to NT$1,275 million in 2014.

Profit for the Year Attributable to Equity Holders of the Company. As a result of the foregoing, the profit for the year attributable to the Company was NT$970 million (US$30 million) in 2015, compared to NT$1,663 million in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue. Our revenue increased by NT$2,643 million, or 14%, to NT$22,005 million in 2014 from NT$19,362 million in 2013.

Revenue from test services for memory and logic/mixed-signal semiconductors increased by NT$524 million, or 11%, to NT$5,120 million in 2014 from NT$4,596 million in 2013. Revenue from test services for memory semiconductors increased by NT$502 million, or 13%, to NT$4,482 million in 2014 from NT$3,980 million in 2013, principally due to the increased capacity utilization rate as a result of the higher customer demand. Revenue for test services for logic/mixed-signal semiconductors increased by NT$22 million, or 3%, to NT$638 million in 2014 from NT$616 million in 2013, principally due to the increased capacity utilization rate resulting from the higher customer demand.

Revenue from assembly services for memory and logic/mixed-signal semiconductors increased by NT$1,396 million, or 22%, to NT$7,670 million in 2014 from NT$6,274 million in 2013. Revenue from assembly services for memory semiconductors increased by NT$1,419 million, or 25%, to NT$7,054 million in 2014 from NT$5,635 million in 2013, primarily as a result of increased customer demand. Revenue from assembly services for logic/mixed-signal semiconductors decreased by NT$23 million, or 3%, to NT$616 million in 2014 from NT$639 million in 2013, principally due to a decreased average selling price.

Revenue from LCD and other flat-panel display driver semiconductor test and assembly services increased by NT$390 million, or 8%, to NT$5,171 million in 2014 from NT$4,781 million in 2013. This increase was principally as a result of an increase in customer demand for LCD and other flat-panel display products in 2014.

Revenue from bumping services increased by NT$333 million, or 9%, to NT$4,044 million in 2014 from NT$3,711 million in 2013. This increase was principally as a result of an increase in customer demand for bumping services in 2014.

See “— Cost of Revenue and Gross Profit” for more information concerning our assembly and test capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rate.

Cost of Revenue and Gross Profit. Cost of revenue increased by NT$860 million, or 5%, to NT$16,782 million in 2014 from NT$15,922 million in 2013, primarily due to the increase of direct material expenses, direct labor expenses, utilities expenses, expendable equipment expenses and maintenance and repair expenses of NT$184 million, NT$194 million, NT$167 million, NT$125 million and NT$124 million respectively.

Our gross profit increased to NT$5,223 million in 2014 from NT$3,440 million in 2013. Our gross margin was 23.7% in 2014, compared to 17.8% in 2013.

Our gross profit margin for test services for memory and logic/mixed-signal semiconductors increased to 33.2% in 2014 from 19.1% in 2013, primarily due to the increased sales of higher margin logic/mixed-signal semiconductors test services.

Our gross profit margin for assembly services for memory and logic/mixed-signal semiconductors increased to 19.2% in 2014 from 10.8% in 2013, primarily due to the increased sales of higher margin logic/mixed-signal semiconductors assembly services.

Our gross profit margin for LCD and other flat-panel display driver semiconductor test and assembly services decreased to 25.1% in 2014 from 28.4% in 2013, primarily due to the change in product mix.

Our gross profit margin for bumping services increased to 18.7% in 2014 from 14.3% in 2013, primarily due to the increased sales of higher margin bumping services.

See “— Cost of Revenue and Gross Profit” for more information concerning our assembly and test capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rates.

Other Operating Income. Other operating income decreased by NT$260 million, or 59%, to NT$182 million in 2014 from NT$442 million in 2013, primarily due to the decrease of reversal of accrued royalty fees of NT$140 million, gain on disposal of property, plant and equipment of NT$79 million and reversal of allowance for impairment of receivables of NT$65 million.

Research and Development Expenses. Research and development expenses increased by NT$115 million, or 20%, to NT$679 million in 2014 from NT$564 million in 2013, primarily due to the increase of employee benefit costs.

Sales and Marketing Expenses. Sales and marketing expenses decreased by NT$6 million, or 5%, to NT$102 million in 2014 from NT$108 million in 2013, primarily due to the decrease of freight-out expense.

Administrative and General Expenses. Administrative and general expenses increased by NT$57 million, or 8%, to NT$756 million in 2014 from NT$699 million in 2013, primarily due to the increase of employee benefit costs.

Other Operating Expenses. Other operating expenses increased by NT$44 million, or 43%, to NT$145 million in 2014 from NT$101 million in 2013, primarily due to the increase of accrued compensation of NT$79 million and partially offset by the decrease of accrued royalty of NT$40 million.

Finance Costs. Finance costs decreased by NT$42 million, or 23%, to finance costs of NT$141 million in 2014 from NT$183 million in 2013. This change was primarily due to the decrease of interest on bank loans by NT$48 million.

Other Non-Operating Income (Expenses), Net. Other non-operating income (expenses), net, changed by NT$102 million, or 35%, to other non-operating income, net, of NT$391 million in 2014 from other non-operating income, net, of NT$289 million in 2013. This change was primarily due to the increase of foreign exchange gains by NT$73 million and interest income by NT$22 million.

Profit before Tax. As a result of the foregoing, profit before tax increased by 58% to NT$3,975 million in 2014 from NT$2,516 million in 2013.

Income Tax. We had an income tax expense of NT$1,036 million in 2014 compared to income tax expense of NT$827 million for 2013, primarily due to the increase of profit before tax.

Profit for the Year Attributable to Non-controlling Interests. The profits of Modern Mind, ChipMOS Shanghai, ChipMOS Taiwan and ThaiLin attributable to non-controlling interests amounted to NT$1,275 million in 2014, compared to NT$354 million in 2013.

Profit for the Year Attributable to Equity Holders of the Company. As a result of the foregoing, the profit for the year attributable to the Company was NT$1,663 million in 2014, compared to NT$1,335 million in 2013.

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

Impairment of receivables

Receivables are assessed for indicators of impairment at the end of each reporting period, and are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the receivables, the estimated future cash flows of the receivables have been impacted. For the customer that we have reason to believe may have an inability to meet its financial obligations, we conduct an individual examination based on the available facts and circumstances to record a specific reserve. For the customers other than this, we also provide a reserve for doubtful receivables based upon the available facts and circumstances, historical collection and write-off experiences of all trade and other receivables. As of December 31, 2015, we provided nil for the first type of reserve and nil for the second type of reserve. See “Item 4. Information on the Company—Customers”.

The allowance we set aside for doubtful receivables was NT$7 million as of December 31, 2014 and nil as of December 31, 2015. The allowances as of December 31, 2014 and 2015 represented 0.1% and nil, respectively, of our accounts receivable as of those dates. The allowance and reversal in 2014 and 2015 reflected an enlargement and reduction of NT$161 thousand and NT$10 thousand (US$0.3 thousand), respectively, in accounts receivable that decreased and increased the sales and marketing expenses. If we were to change our estimate of the allowance for doubtful receivables either upward or downward 10%, our operating profit would not be affected for 2015.

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

In 2014 and 2015, the Group has NT$915 million and NT$935 million (US$29 million) of tax losses carried forward, respectively. These losses relate to subsidiaries that have a history of losses and may not be used to offset taxable income elsewhere in the Group. The subsidiaries neither have any taxable temporary difference nor any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets. On this basis, the Group has determined that it cannot recognize deferred tax assets on the tax losses carried forward.

As of December 31, 2014 and 2015, the ending balances for deferred tax assets were NT$178 million and NT$166 million (US$5 million), respectively.

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

In determining whether any impairment charges were necessary for the property, plant and equipment and other non-current assets for the year ended December 31, 2015, we assumed that the semiconductor industry will continue its growth in the next few years. Based upon our assumption of growth in the semiconductor industry and our other assumptions in our internal budget, for the purpose of determining whether any impairment charges are necessary for the year ended December 31, 2015, an impairment loss of NT$1 million (US$30 thousand) and nil were recognized with respect to property, plant and equipment and other non-current assets.

While we believe that our estimates of future cash flows are reasonable, any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment changes in future periods.

Defined Benefit Plans

The cost of the defined benefit pension plan and post-employment benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. Further details are disclosed in Note 23 to our consolidated financial statements contained in this Annual Report on Form 20-F.

Share-Based Payments

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. This also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payments are disclosed in Note 34 to our consolidated financial statements contained in this Annual Report on Form 20-F. In 2015, the share-based compensation expense amounted to NT$207 million (US$6 million), which was taken into account when determining our profit for the year and shareholders’ equity for the year ended December 31, 2015.

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

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short- and long-term loans and cash flow from operations. As of December 31, 2015, our primary sources of liquidity were cash and cash equivalents of NT$12,127 million (US$370 million), short-term loans of NT$4,268 million (US$130 million) available to us in undrawn facilities, which have expired or will expire from January 2016 to December 2016, and long-term loans of NT$2,000 million (US$61 million) available to us in undrawn facilities, which will expire in July 2019. We have taken the following steps to meet our liquidity, capital spending and other capital needs.

In July 2014, ChipMOS Taiwan obtained a syndicated loan facility from banks in Taiwan in the amount of NT$10,000 million for a term of five years, which was used to refinance the existing syndicated loan in July 2014, and to suffice our working capital. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations” for additional information.

Pursuant to the Tsinghua Share Subscription Agreement executed by ChipMOS Taiwan in December 2015, Tsinghua Unigroup will invest approximately NT$12.0 billion (US$366 million) in ChipMOS Taiwan through the Private Placement. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—We may not be successful in our acquisitions, investments, joint ventures and dispositions, and may therefore be unable to implement fully our business strategy.” for additional information.

Liquidity

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Year ended December 31,
	2014	2015	2015
	NT$	NT$	US$
	(in millions)
Net cash generated from (used in):
Operating activities	$5,599.9	$5,395.9	$164.6
Investing activities	(3,325.4)	(4,504.2)	(137.4)
Financing activities	(374.9)	(4,056.5)	(123.7)

Net increase in cash and cash equivalents	$1,899.6	$(3,164.8)	$(96.5)

Net Cash Generated from Operating Activities

Net cash generated from operating activities totaled NT$5,396 million (US$165 million) in 2015, compared to NT$5,600 million in 2014. Net cash generated from operating activities was positively impacted by a profit before tax of NT$2,812 million (US$86 million) with depreciation expenses of NT$3,019 million (US$92 million) in 2015 compared to a profit before tax of NT$3,975 million with depreciation expenses of NT$2,906 million in 2014. The decrease in net cash generated from operating activities was primarily due to the payment of income tax of NT$1,412 million (US$43 million) in 2015, compared to NT$387 million in 2014 and a decrease of account payables of NT$366 million (US$11 million) in 2015 compared to an increase of NT$118 million in 2014 and partially offset by a decrease of accounts and notes receivable of NT$986 million (US$30 million) in 2015 compared to an increase of accounts and notes receivable of NT$762 million in 2014 and a decrease of inventories of NT$37 million (US$1 million) in 2015 compared to an increase of NT$185 million in 2014.

Net cash generated from operating activities totaled NT$5,600 million in 2014, compared to NT$6,223 million in 2013. Net cash generated from operating activities was positively impacted by a profit before tax of NT$3,975 million with depreciation expenses of NT$2,906 million in 2014 compared to a profit before tax of NT$2,516 million with depreciation expenses of NT$3,292 million in 2013. The decrease in net cash generated from operating activities was primarily due to an increase of short-term deposits of NT$87 million in 2014 compared to a decrease of short-term deposits of NT$354 million in 2013, an increase of accounts and notes receivable of NT$762 million in 2014 compared to an increase of accounts and notes receivable of NT$2 million in 2013, an increase of inventories of NT$185 million in 2014 compared to a decrease of NT$168 million in 2013 and an increase of other current assets of NT$569 million in 2014 compared to an increase of other current assets of NT$1 million in 2013 and partially offset by an increase of other payables of NT$295 million in 2014 compared to a decrease of NT$128 million in 2013.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled NT$4,504 million (US$137 million) in 2015, compared to NT$3,325 million in 2014. The increase in net cash used in investing activities primarily resulted from the increase in capital expenditures which was NT$4,428 million (US$135 million) in 2015, compared to NT$3,119 million in 2014 and the increase in acquisition of investments in associates which was NT$116 million (US$4 million) in 2015 compared to nil in 2014 and partially offset by an decrease in acquisition of available-for-sale financial assets which was nil in 2015 compared to NT$209 million in 2014.

Net cash used in investing activities totaled NT$3,325 million in 2014, compared to NT$3,006 million in 2013. The increase in net cash used in investing activities primarily resulted from the decrease in proceeds from sales of property, plant and equipment which was NT$4 million in 2014, compared to NT$151 million in 2013 and the increase in acquisition of available-for-sale financial assets which was NT$209 million in 2014 compared to nil in 2013.

Net Cash Used in Financing Activities

Net cash used in financing activities totaled NT$4,057 million (US$124 million) in 2015, compared to net cash used in financing activities totaled NT$375 million in 2014. The increase in net cash used in financing activities was primarily the result of the net proceeds of long-term loans of NT$492 million (US$15 million) in 2015, compared to net payment of long-term loans of NT$696 million in 2014, net payment of short-term loans of NT$619 million (US$19 million) in 2015, compared to net proceeds of short-term loans of NT$982 million in 2014 and the increase of the acquisition of the interest of a subsidiary of NT$1,444 million (US$44 million) in 2015 compared to nil in 2014.

Net cash used in financing activities totaled NT$375 million in 2014, compared to net cash generated from financing activities totaled NT$1,305 million in 2013. The decrease in net cash generated from financing activities was primarily the result of the net payments of long-term loans of NT$696 million in 2014, compared to NT$2,204 million in 2013, net proceeds of short-term loans of NT$982 million in 2014, compared to NT$420 million in 2013 and the decrease in proceeds from partial disposal of a subsidiary of NT$34 million in 2014 compared to NT$3,537 million in 2013.

Capital Resources

Capital expenditures in 2014 were funded by NT$5,600 million in cash flows from operating activities. Capital expenditures in 2015 were funded by NT$5,396 million (US$165 million) in cash flows from operating activities.

Steps taken with respect to generating additional working capital and to saving cash are further discussed under “—Liquidity and Capital Resources”.

Loans

As of December 31, 2015, we had long-term loans of NT$6,535 million (US$199 million) (including current portions of such long-term loans of NT$1,549 million (US$47 million)). As of December 31, 2015, NT$4,560 million (US$139 million) of our long-term loans were collateralized by land and buildings and equipment owned by ChipMOS Taiwan. Our long-term loans were floating rate loans with a rate between 1.7474% and 1.8526% as of December 31, 2015, repayable semi-annually until July 2019.

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

•

On July 2, 2014, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$10,000 million in a term of five years. This loan facility is secured by existing land and buildings and equipment owned by ChipMOS Taiwan. This loan facility was drawn of NT$8,000 million as of the date of this Annual Report on Form 20-F.

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

ChipMOS Taiwan was in compliance with the financial ratio requirement for 2013 to 2015. ThaiLin and ChipMOS Shanghai were not required to maintain any financial ratio during 2013 to 2015.

In addition, a substantial portion of our short-term and long-term borrowings may be subject to repayment upon a material deterioration of our financial condition, results of operations or our ability to perform under the loan agreements.

Set forth below are the maturities of our long-term bank loans outstanding as of December 31, 2015:

	As of December 31, 2015
	NT$	US$
	(in millions)
During 2016	$1,549	$47
During 2017	1,556	47
During 2018	1,236	38
During 2019	2,194	67
During 2020 and onwards	0	0

	$6,535	$199

As of December 31, 2015, certain of our property, plant and equipment, restricted short-term deposits with an aggregate net book value of NT$6,193 million (US$189 million), NT$65 million (US$2 million) respectively, were pledged as collateral mainly for long-term bank loans, and customs duty guarantee.

Our unused credit lines for short-term loans, as of December 31, 2015, totaled NT$4,268 million (US$130 million), which have expired or will expire from January 2016 to December 2016. As of December 31, 2015, our unused long-term credit facilities totaled NT$2,000 million (US$61 million) which will expire in July 2019.

As of December 31, 2015, we had unsecured export loan in the total amount of NT$1,148 million (US$35 million), which were repaid in January 2016. As of February 18, 2016, we obtain unsecured export loan in the total amount of NT$1,279 million (US$39 million), which were due between April 2016 and June 2016.

We believe our current cash and cash equivalents, cash flow from operations and available credit facilities will be sufficient to meet our capital spending, commitments and other capital needs including the aggregate Cash Consideration expected to be paid in connection with the Merger between ChipMOS Taiwan and the Company through the end of 2016. There can be no assurance regarding these matters, however, considering prevailing global economic conditions which continue to have a negative impact on our ability to accurately forecast our revenues, results of operations and cash position. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations”.

Research and development, patents and licenses

See the discussion under “Item 4. Information on the Company—Research and Development”.

Trend Information

See the discussion under “Item 4. Information on the Company—Our Structure and History”, “Item 4. Information on the Company—Industry Background” and “Item 4. Information on the Company—Competition”.

Off-Balance Sheet Arrangements

As of December 31, 2015, we had no off-balance sheet arrangements.

Taxation

ChipMOS Taiwan is entitled to tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 30% for certain research and development and employee training expenses (and, if the amount of expenditure exceeds the average amount of expenditure for the preceding two years, 50% of the excess amount may be credited against tax payable) and from 5% to 7% for certain investments in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of that year’s income tax liability. In 2013, 2014 and 2015, tax credits resulted in tax savings for ChipMOS Taiwan of approximately NT$60 million, nil and nil, respectively.

ThaiLin is also entitled to other tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, including tax credits of 5% to 7% for certain investment in automated equipment and technology. These tax credits must be utilized within five years from the date on which they were earned. In addition, except for the last year of the five-year period, the aggregate tax reduction from these tax credits for any year cannot exceed 50% of such year’s income tax liability. In 2013, 2014 and 2015, tax credits resulted in tax savings for ThaiLin of approximately NT$18 million, nil and nil, respectively.

Profit for the year generated by ChipMOS Taiwan and ThaiLin after January 1, 1998, which is not distributed in the year following the year the profit was generated, is subject to additional income tax at the rate of 10%. If that profit for the year is subsequently distributed, the additional income tax previously paid on that income is credited against the amount of withholding tax payable by shareholders, who are not individuals or entities of the Republic of China (for taxation purposes), in connection with the distribution.

The ROC government enacted the AMT Act that became effective on January 1, 2006. The AMT imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 12%. However, the AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT. The effects of the AMT on the tax expenses of ChipMOS Taiwan and ThaiLin were reflected in 2015.

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

After the Merger, the 20% withholding tax charged to the cash dividend paid by ChipMOS Taiwan to the Company will be saved to ChipMOS Group. For additional information to the Merger, please see “Item 3. Key Information—Risk Factors—Risks Relating to Our Corporate Structure—Pending merger with and into ChipMOS Taiwan may or may not be completed”.

Tabular Disclosure of Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2015, or the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Long-term debts(1)	$6,793	$1,659	$2,921	$2,213	$—
Short-term loans(1)	1,151	1,151	—	—	—
Operating leases	386	64	97	30	195
Capital commitments	1,317	1,317	—	—	—

Total contractual cash obligations	$9,647	$4,191	$3,018	$2,243	$195

Note:

(1)	Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2015, level throughout all relevant periods.

In addition to the commitments set forth in the contractual obligations table above, we have certain outstanding purchase orders relating to the procurement of raw materials for which there are no definite delivery dates or deadlines. Also, under the Merger Agreement, ChipMOS Taiwan is expected to pay the Cash Consideration in an aggregate amount of approximately US$101 million to the shareholders of the Company upon effective of the Merger. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Corporate Structure—Pending merger with and into ChipMOS Taiwan may or may not be completed” for additional information.

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

The following table sets out the names of our directors and executive officers, their positions with our company and their ages as of March 31, 2016. The business address for our directors and executive officers is No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, and Republic of China.

Name	Age	Position	Term Expires
Shih-Jye Cheng	57	Chairman and Director/Chief Executive Officer	2017
Antonio R. Alvarez	59	Independent Director	2017
Chin-Shyh Ou	58	Deputy Chairman and Independent Director	2017
Hsing Ti Tuan	71	Director	2018
Yeong-Her Wang	59	Independent Director	2018
Shou-Kang Chen	55	Chief Financial Officer and Director	2018
John Yee Woon Seto	72	Independent Director	2016
Chao-Jung Tsai	61	Director	2016
Rong Hsu	65	Independent Director	2016
Lafair Cho	53	Executive Vice President and Chairman of ChipMOS Shanghai	—
Li-Chun Li	59	Executive Vice President and Chairman of ChipMOS USA	—
Steve Cheng	53	President of ChipMOS USA	—
Vincent Hsu	47	Vice President, LCDD Production Group	—
Michael Lee	51	Vice President, Wafer Bump Production Group	—
Ivan Hsu	50	Vice President, Memory Production Group	—
Jesse Huang	49	Vice President, Assembly Production Group	—
David W. Wang	66	Vice President, Strategy and Investment Relations	—
Edward Lee	55	Vice President, I.T.M. Center	—
Jennifer Chen	47	Vice President, Human Resource Management Center	—
D.Y. Tsai	46	Vice President, QRA Center	—
C.F. Huang	51	Vice President, Testing Production Group	—
Leo Lin	49	Account Vice President, Sales Account Division, Business Management Center	—
Paul Yang	47	Vice President and President of ChipMOS Shanghai	—
Peter Ku	68	Special Assistant	—

Shih-Jye Cheng has served as one of our directors and chief executive officer since our inception. He became our chairman in May 2004. He is the sibling of President of ChipMOS USA, Mr. Steve Cheng and was our deputy chairman from our inception to May 2004. He has also served as a director and president of ChipMOS Taiwan since 1997, the chairman of ChipMOS Taiwan since June 2003, the chairman of ThaiLin from 2002 to 2013. He was a director of Syntax-Brillian Corporation from November 2005 to June 2008, the chairman of ChipMOS Shanghai from 2002 to June 2005, the chairman of CHANTEK ELECTRONIC CO., LTD. from 2002 to November 2005, the chairman of ChipMOS Logic TECHNOLOGIES INC. (“ChipMOS Logic”) from January 2004 to November 2005, the chairman of Advanced Micro Chip Technology Co., Ltd. from 2003 to April 2004 and a director of Ultima Electronics Corp. from 2000 to June 2003. He was a division head of the back-end operation of Mosel from 1992 to 1997. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University. Mr. Cheng was indicted by the Taipei District Prosecutor’s Office for matters relating to the purchase by ChipMOS Taiwan and ThaiLin of certain repurchase notes in 2004. Mr. Cheng was found not guilty by the Taipei District Court on October 1, 2007 and by the High Court on September 3, 2013. The Taiwan High Court’s Prosecutor’s Office filed a petition for appeal against the High Court’s decision on September 18, 2013. Mr. Cheng was confirmed not guilty by Taiwan’s Supreme Court on August 7, 2014. The Supreme Court’s ruling is not subject to appeal and the litigation closed. For more information, please see “—First Special Committee”.

Antonio R. Alvarez has served as one of our directors from July 2005. Mr. Alvarez served as the chief operating officer of Aptina Imaging from August 2012 until its acquisition by On Semiconductor in August 2014. Prior to that he was the chief operating officer of Advanced Analogic Technology from October 2011 until its acquisition by Skyworks in January 2012 and president and chief executive officer of Leadis Technology Inc. from November 2005 to January 2009. He was senior vice president and general manager of the memory products division of Cypress Semiconductor Corporation from 1998 to July 2005, and senior vice president of research and development from 1991 to 2001. He holds master’s and bachelor’s degrees in electrical engineering from Georgia Institute of Technology, where he is a member of the advisory board of the Electrical Engineering Department. Mr. Alvarez also serves on the Board of Sun-Edison Corporation since 2012,Sun-Edison Semiconductor since 2014, and Senya since 2007.

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

Hsing Ti Tuan has served as one of our directors since August 2000. Mr. Tuan was the executive vice president of ProMOS in charge of R&D from 2005 to 2010. Mr. Tuan was the president of Mosel Vitelic Corp., USA from 1994 to 2009. Mr. Tuan was the acting president of Mosel from November 2004 to December 2005 and previously served as the executive vice president of their research and development division. He was also the vice president of Mosel from 1992 to 1996. Mr. Tuan holds a master’s degree in electrical engineering from Utah State University and a bachelor’s degree in electrical engineering from National Cheng Kung University in Taiwan.

Yeong-Her Wang has served as one of our directors since July 2004 and a member of the board of directors of ChipMOS Taiwan. He has been a professor in the Department of Electrical Engineering of National Cheng Kung University since 1992. He serves as the vice president of National Applied Research Laboratories between 2007 and 2012. He was also an associate dean of the College of Engineering between 1999 and 2003, chairman of the Department of Electrical Engineering between 1996 and 1999, associate director of the Department of Electrical Engineering between 1993 and 1996 and director of the Electrical Factory, College of Engineering of National Cheng Kung University between 1995 and 1996. He was the independent director of Darfon Electronic Corp. from 2006 to June 2015. He has been the independent director of Giga Solution Tech Co. since 2007. Mr. Wang holds Ph.D., master’s and bachelor’s degrees from National Cheng Kung University in Taiwan.

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

Lafair Cho has served as executive vice president of ChipMOS Taiwan since June 2015 and chairman of ChipMOS Shanghai since January 2016. He was ThaiLin’s chairman from June 17, 2013, the president from December 1, 2003 and a director from December 30, 2002 until its merger into ChipMOS Taiwan in June 2015. He was vice president of ThaiLin from February 1, 2003 to November 30, 2003. He has also served as vice president of the memory production group of ChipMOS Taiwan from July 2003 to August 2004 and as a director of ChipMOS Taiwan from October 2003 to June 2007. He served as a deputy assistant vice president of the IC testing division of ChipMOS Taiwan from April 2000 to December 2001 and as an assistant vice president of the IC testing division of ChipMOS Taiwan from January 2002 to January 2003. He served as manager of production material control of Mosel from 1993 to 1997. He holds a master’s degree in industrial management from National Cheng Kung University in Taiwan.

Li-Chun Li has served as the executive vice president of ChipMOS Taiwan since January 2010 and chairman of ChipMOS USA since June 2015. Prior to joining ChipMOS, he served as vice president of the Product Engineering group in Mosel-Vitelic (U.S.A.) and ProMOS from 2003 to 2009, and vice president of product development in Mosel-Vitelic (U.S.A.) and Mosel-Vitelic (Taiwan) from 1992 to 2003. Mr. Li received a bachelor’s degree in electrical engineering from the University of California, Berkeley.

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

C.F. Huang has served as ChipMOS Taiwan’s vice president of testing production group since January 2016. He was the vice president of ChipMOS Taiwan’s wafer sort production group from 2014 to 2015. Prior to that, he was the senior division head of ChipMOS Taiwan’s wafer sort production division from 2013 to 2014. Before that, he was in charge of ChipMOS Taiwan’s wafer sort engineering division. He joined ChipMOS Taiwan as deputy manager of Wafer Sort Equipment Section in 1997. He was an equipment engineer in Mosel from 1989 to 1997. He received his master’s degree in Executive MBA from the College of Technology Management, Tsing Hua University in Taiwan.

Leo Lin has been the head of LCDD Sales Account Division of ChipMOS Taiwan since June 2014. He has served as one of sales section manager of ChipMOS Taiwan since December 1999. He holds a bachelor’s degree in Industrial Engineering of National Tsing Hua University and a master of Industrial Engineering from the graduate school of Yuan Ze University in Taiwan.

Paul Yang has served as ChipMOS Taiwan’s vice president since June 2015 and a president of ChipMOS Shanghai since January 2016. He joined ThaiLin as executive vice president responsible for memory and mixed-signal operation from September 2014 until its merger into ChipMOS Taiwan in June 2016. Before joining ThaiLin, he was the CEO of Infinet Group which is owned by Spirox Technology from April 2012 to December 2013. He was the vice president of Spirox Technology Corp in 2011, and a special assistant to Chairman and CEO of WIN Semiconductor from August 2009 to August 2010. He was the president and CEO of Global Testing Corporation from March 2004 to October 2008. He worked at Semiconductor Test Group of Agilent Technologies from November 1999 to February 2004 and was the general manager of Agilent Semiconductor Test Group China and Korea. Mr. Yang holds a master’s degree from the graduate school of electrical engineering of National Cheng Kung University in Taiwan.

Peter Ku has served as an executive assistant of ChipMOS Taiwan since January 2016. He was a president of ChipMOS Shanghai since 2002 to August 2006. He was vice president of ChipMOS Taiwan from 2001 to 2002, president of Walton Advanced Electronics Ltd. from 1998 to 2001 and a director of Microchip Technology Taiwan from 1995 to 1998. Mr. Ku received a master’s degree in solid state electronics from National Cheng Kung University in Taiwan.

Board Practice and Terms of Directorship

Our board of directors consists of three classes of directors. The first class, consisting of John Yee Woon Seto, Chao-Jung Tsai and Rong Hsu, is up for re-election at the annual general meeting in 2016 and then every third annual general meeting thereafter. The second class, consisting of Shih-Jye Cheng, Antonio R. Alvarez and Chin-Shyh Ou, is up for re-election at the annual general meeting in 2017 and then every third annual general meeting thereafter. The third class, consisting of Hsing-Ti Tuan, Yeong-Her Wang and Shou-Kang Chen, is up for re-election at the annual general meeting in 2018 and then every third annual general meeting thereafter.

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

Share Ownership

The following table sets forth certain information as of March 31, 2016 with respect to our common shares owned by our directors and executive officers.

Name	Number of Common Shares Held	Percentage of Shares Issued and Outstanding	Number of Options Held (1)	Exercise Price of Options (US$)	Expiration Date of Options
Shih-Jye Cheng	417,645	1.5%	176,500	3.06-20.3405	2016/8/31-2020/8/31
Antonio R. Alvarez	—	—	*	*	*
Chin-Shyh Ou	—	—	*	*	*
Hsing-Ti Tuan	—	—	*	*	*
Yeong-Her Wang	*	*	*	*	*
Shou-Kang Chen	*	*	*	*	*
John Yee Woon Seto	*	*	*	*	*
Chao-Jung Tsai	—	—	*	*	*
Rong Hsu	*	*	*	*	*
Lafair Cho	—	—	*	*	*
Li-Chun Li	—	—	*	*	*
Steve Cheng	*	*	—	—	—
Vincent Hsu	—	—	*	*	*
Michael Lee	—	—	—	—	—
Ivan Hsu	*	*	*	*	*
Jesse Huang	*	*	*	*	*
David W. Wang	*	*	*	*	*
Edward Lee	—	—	*	*	*
Jennifer Chen	—	—	*	*	*
D.Y. Tsai	—	—	—	—	—
C.F. Huang	—	—	—	—	—
Leo Lin	—	—	—	—	—
Paul Yang	—	—	—	—	—
Peter Ku	—	—	—	—	—

Notes:

*	Indicate actual numbers held and/or including options exercisable or vested within 60 days after March 31, 2016, would beneficially own less than 1% of our ordinary shares.
(1)	Each option covers one of our common shares.

Compensation Committee

The aggregate compensation paid in 2015 to our directors and our executive officers, including cash and accrued pension payable upon retirement, was approximately NT$179 million (US$5 million). In 2015, we granted 60,500 cash-settled share appreciation rights and 2,420,000 restricted shares to our directors and executive officers as set forth in the table below. These share appreciation rights and restricted shares will vest over a period of three years, with a proportion vesting on each of August 31, 2016, 2017 and 2018.

Number of cash-settled share appreciation rights / restricted shares	Expiration date	Exercise price (US$)	Considerations paid for share appreciation rights / restricted shares granted
23,000	August 31, 2021	18.5900	None
37,500	August 31, 2021	18.5900	None
2,420,000	Not applicable	None	None

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

First Special Committee

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

Second Special Committee

On July 14, 2015, the Board of Directors of the Company established a special committee to review and evaluate the feasibility of the Merger and to negotiate the contemplated action with ChipMOS Taiwan (the “Special Committee”). The Special Committee is comprised of the following Independent Directors: Dr. John Yee Woon Seto, Dr. Yeong-Her Wang, Dr. Rong Hsu and Mr. Antonio R. Alvarez. Dr. John Yee Woon Seto serves as Chairman of the Special Committee. The Special Committee engaged an independent financial advisor, tax advisor and legal counsel for evaluation and negotiation.

On December 11, 2015, the Board of Directors of the Company authorized the Special Committee to evaluate and provide a recommendation to the Board regarding approval by the Company, in the Company’s capacity as a ChipMOS Taiwan shareholder in connection with the Special Committee’s review and evaluation of a merger of the Company into ChipMOS Taiwan, and the Tsinghua Share Subscription Agreement under which ChipMOS Taiwan will sell and issue 299,252,000 ChipMOS Taiwan Shares to Tsinghua Unigroup through the Private Placement at a price of NT$40.0 per ChipMOS Taiwan Share representing an aggregate purchase price of approximately NT$12.0 billion (US$366 million). On January 21, 2016, the Special Committee delivered to the Board the Special Committee’s recommendations. The Special Committee recommended that the Board approve the Merger and that the Board recommend to the Company’s shareholders to approve the Merger. The Special Committee also recommended to the Board that the Board approve and authorize the Company to vote the ChipMOS Taiwan Shares held by the Company in favor of the Private Placement. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Merger With and Into ChipMOS Taiwan” for additional information regarding the Merger. For additional information regarding the Tsinghua Share Subscription Agreement and the Private Placement see “Item 3. Key Information—Risk Factors—Risks Relating to ChipMOS Taiwan Share Subscription Agreement With Tsinghua Unigroup Ltd.—Pending private placement sale by ChipMOS Taiwan of 299,252,000 ChipMOS Taiwan Shares under the shares subscription agreement with Tsinghua Unigroup and its subsidiary may or may not be completed” and “Item 4. Information on the Company—Our Principal Consolidated Subsidiaries—ChipMOS TECHNOLOGIES INC.—ChipMOS Taiwan—agreements with Tsinghua Unigroup Ltd.”.

Employees

The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the functions indicated:

	As of December 31,			As of March 31,
Function	2013	2014	2015	2016
General operations	3,434	3,498	3,189	3,182
Quality control	406	409	364	350
Engineering	1,365	1,416	1,431	1,491
Research and development	330	387	599	610
Sales, administration and finance	178	197	177	178
Others	375	365	313	325

Total	6,088	6,272	6,073	6,064

The following table sets forth, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,			As of March 31,
Location	2013	2014	2015	2016
ThaiLin	520	495	0	0
ChipMOS Taiwan Hsinchu Production Group	1,680	1,748	2,126	2,096
ChipMOS Taiwan Southern Taiwan Production Group	3,282	3,438	3,426	3,466
Shanghai	600	586	516	497
Japan and the United States	6	5	5	5

Total	6,088	6,272	6,073	6,064

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

In 2013, we granted 688,996 share options, with an exercise price, at the time of grant, ranging from US$9.2225 to US$14.0675 per share. In 2013, 75,944 share options were forfeited, 253,194 share options were expired and 500,383 share options were exercised. In 2014, we granted 241,256 share options, with an exercise price, at the time of grant, ranging from US$19.38 to US$20.3405 per share. In 2014, 113,541 share options were forfeited, 1,658 share options were expired and 390,664 share options were exercised. In 2015, we granted 42,496 share options, with an exercise price, at the time of grant, US$19.907 per share. In 2015, 59,751 share options were forfeited, nil share options were expired and 220,911 share options were exercised. As of December 31, 2015, we had 1,062,250 share options outstanding, with an exercise price ranging from US$2.55 to US$21.488.

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

In 2013, 521,020 SARs were granted, with an exercise price, at the time of grant, ranging from US$9.2225 to US$14.0675. In 2013, 46,501 SARs were forfeited, 53,375 SARS were expired and 249,563 SARs were exercised. In 2014, 36,010 SARs were granted, 24,841 SARs were forfeited, 1,264 SARS were expired and 138,489 SARs were exercised. In 2015, 124,510 SARs were granted, with an exercise price, at the time of grant, ranging from US$18.59 to US$19.907. In 2015, 36,290 SARs were forfeited, 3,111 SARs were expired and 180,358 SARs were exercised. As of December 31, 2015, we had 588,596 SARs outstanding, with an exercise price, at the time of grant, ranging from US$3.06 to US$20.3405.

Where applicable, the share numbers and exercise price of our share option plan and share appreciation rights plan disclosed in the foregoing paragraph are adjusted to reflect the effect of the Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table and information set out certain information as of March 31, 2016 regarding the ownership of our common shares by (1) each person known to us to be the owner of more than five percent of our common shares and (2) the total amount owned by our directors and executive officers as a group.

Identity of person or group	Number of shares owned	Percentage owned

Baupost Group LLC/MA(1)	3,751,853	13.7
Soros Fund Management LLC(2)	1,372,921	5.0
Directors and executive officers, as a group (3)	492,786	1.8

Notes:

(1)	According to the Schedule 13G/A filed by Baupost Group LLC/MA with the SEC on February 12, 2016.
(2)	According to the Schedule 13F filed by Soros Fund Management LLC with the SEC on February 16, 2016.
(3)	Excludes exercisable/vested options of our common shares and Mosel’s beneficial ownership of our common shares which may be considered to be beneficially held by some of our directors or officers. Includes shares held by certain family members of certain directors.

The share numbers disclosed in the foregoing notes, are adjusted to reflect the effect of the Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

As of March 31, 2016, approximately 91% of our common shares were held of record by shareholders located in the United States. All holders of our common shares have the same voting rights with respect to their shares.

Related Party Transactions

ChipMOS TECHNOLOGIES INC.

On April 16, 2013, as part of ChipMOS Taiwan’s listing plan on the TWSE, we completed the sale of 6.5 million outstanding ChipMOS Taiwan Shares or 0.8% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters for the TWSE listing plan, Yuanta Securities Company Limited and Capital Securities Corp., and to certain others, including non-US employees of ChipMOS Taiwan. Also, from September 2, 2013 to October 3, 2013, we completed another sale of 180 million outstanding ChipMOS Taiwan Shares or 21.4% of the total number of ChipMOS Taiwan’s outstanding shares, at the price of NT$20.0 per share to investors and certain non-US employees of ChipMOS Taiwan. On April 9, 2014, the Company sold approximately 1.3 million ChipMOS Taiwan Shares as “green shoe” option to market investors. On November 12, 2014, ChipMOS Taiwan made announcement for the contemplated merger with ThaiLin. The merger completed on June 17, 2015 and ChipMOS Taiwan continues as the surviving merged entity. As of March 31, 2016, we own approximately 522 million ChipMOS Taiwan Shares representing 59.2% of ChipMOS Taiwan’s outstanding shares without any “green shoe” option outstanding. See “Item 3. Key Information—Risk Factors—ChipMOS Taiwan’s ability to maintain its listing and trading status on the Taiwan Stock Exchange is dependent on factors outside of the Company or ChipMOS Taiwan’s control and satisfaction of stock exchange requirements. ChipMOS Taiwan may not be able to overcome such factors that disrupt its trading status on the main board of Taiwan Stock Exchange or satisfy other eligibility requirements that may be required of it in the future” for additional information.

ChipMOS TECHNOLOGIES (Shanghai) LTD.

Since 2002, we have managed our PRC operations, ChipMOS Shanghai, through ChipMOS BVI, our controlled subsidiary. Whilst we did not own any equity interest in ChipMOS BVI, we had controlled ChipMOS BVI through our ownership of the MMT Notes. Under the MMT Assignment Agreement signed on April 22, 2011, the Company agreed to sell the MMT Notes to ThaiLin for a purchase price of approximately US$40 million subject to certain closing conditions. The Assignment Agreement transaction completed in October 2011 and ThaiLin immediately converted the MMT Notes into common shares of ChipMOS BVI and purchased all of the remaining common shares of ChipMOS BVI from Jesper, with ChipMOS Shanghai becoming an indirect wholly-owned subsidiary of ThaiLin, through ThaiLin’s direct wholly-owned subsidiary ChipMOS BVI.

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

On July 1, 2010, the Company and ChipMOS Shanghai entered into an exclusive services agreement, pursuant to which ChipMOS Shanghai will provide its services exclusively to the Company or customers designated by the Company. Under the exclusive services agreement, the Company agrees to procure some of the equipment and consign such equipment for use by ChipMOS Shanghai. The exclusive services agreement has a term of ten years and will automatically be renewed for periods of ten years, unless terminated by either party at least 30 days prior to the expiration of such ten-year term. In addition, the Company may terminate the exclusive services agreement at any time by giving 30 days’ prior notice.

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

ThaiLin’s previous holding includes 1,015,158 shares acquired pursuant to ThaiLin’s enforcement of the collateral provided by ProMOS under the Stock Pledge Agreement dated December 3, 2008, entered into between ThaiLin and ProMOS, 506,364 shares accumulated from the Rule 10b5-1/10b-18 securities purchase program launched in December 2008, and 467,059 shares acquired pursuant to the interest shares payment and 4,485,630 shares acquired pursuant to the conversion of 2009 Notes in March 2011. In November 2012, ThaiLin sold 2,000,000 shares under the Secondary Offering. In May 2013, ThaiLin sold 380,506 shares to Tokyo Seimitsu. In November 2013 and January 2014, ThaiLin sold 2,000,000 shares and 2,093,705 shares, respectively, to the Company and the shares were then retired and cancelled. After the transactions, ThaiLin did not hold any of our common shares. On June 17, 2015, ThaiLin was merged into ChipMOS Taiwan.

The share numbers disclosed in the foregoing paragraph are adjusted to reflect the effect of the Company’s 1-for-every-4 reverse stock split effective on January 21, 2011.

Item 8.	Financial Information

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-72.

Legal Proceedings

In February 2006, ChipMOS Taiwan and ChipMOS USA received notice of a lawsuit filed by Tessera Technologies, Inc., or Tessera. The complaint was initially filed in United States District Court for the Northern District of California (Civil Action No. C05-04063CW), or the California court. In an amended complaint, Tessera added ChipMOS Taiwan and ChipMOS USA, among several other semiconductor companies, as co-defendants. The amended complaint alleges that ChipMOS Taiwan, ChipMOS USA and the other co-defendants infringed certain patents owned by Tessera and that ChipMOS Taiwan is in breach of a license agreement with Tessera, or the Tessera license agreement. Tessera also sought unspecified damages and injunctive relief. ChipMOS Taiwan and ChipMOS USA have responded to the lawsuit by denying Tessera’s claims of patent infringement and breach of contract. ChipMOS USA and ChipMOS Taiwan have also raised various counterclaims for declaratory judgment and related affirmative defenses that the Tessera patents are invalid and unenforceable. In May 2007, the California court, with the concurrence of ChipMOS Taiwan and ChipMOS USA, stayed all litigation in the California court as a result of a related investigation by the International Trade Commission, or ITC, initiated by Tessera against certain other co-defendants. In addition, a co-defendant in the Tessera lawsuit requested the United States Patent and Trademark Office to reexamine the patentability of each of Tessera’s patents that are at issue in the case in the California court. The requests were granted and, in February 2007, the U.S. Patent and Trademark Office concluded that certain claims of the patents were invalid on the basis of prior art. In April 2008, the Company, ChipMOS USA and ChipMOS Taiwan received notice that Tessera requested the ITC to initiate another investigation alleging that the sale for and after importation into the United States as well as importation into the United States of certain small format non-tape based BGA semiconductor packages by the Company, ChipMOS Taiwan and ChipMOS USA infringe three of the five Tessera patents at issue in the case pending in the California court. Tessera sought, among other things, an investigation by the ITC and general exclusion orders to prohibit the infringing products from entry into the United States. The ITC initiated the investigation in May 2008. On March 13, 2009, after the close of discovery, Tessera submitted a request to terminate the proceedings at the ITC, which the judge granted on July 17, 2009. No petitions for review were filed. The ITC issued an order to terminate the investigation on August 7, 2009. Due to the completion of a companion investigation against other companies by ITC, the stayed litigations in the Northern District of California resumed in January 2012. On July 19, 2012, Tessera filed a stipulation with the California court dismissing its breach of contract claim against the companies. Accordingly, this litigation was then limited to only Tessera’s patent infringement allegations against the companies. A court-ordered mediation was held on December 13, 2012 but was unsuccessful. On November 8, 2013, we entered into a settlement agreement with Tessera settling the subject matter. As part of the Settlement Agreement, ChipMOS Taiwan agreed to pay a one-time payment of US$1,375 thousand, including 20% Taiwan tax withholding, to Tessera in exchange for Tessera releasing, discharging and agreeing to never sue the Company, ChipMOS Taiwan and ChipMOS USA relating to the license agreement. On November 9, 2013, the parties filed a stipulation with the Court to dismiss the pending litigation and the case was closed by the court.

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

For certain information regarding legal proceedings relating to certain of our current and former directors, see “Item 6.—Directors, Senior Management and Employees—First Special Committee”.

Dividend Policy

Company paid a cash dividend of US$0.14 per common share for a total cash cost of US$3.8 million on October 30, 2015 to all common shareholders of record on relevant record date. The declaration and payment of future dividends is subject to the Board’s continuing determination that the declaration and payment of dividends are in the best interests of the Company’s shareholders, are justified by the position of the Company and are in compliance with all laws and agreements of the Company applicable to the declaration and distribution. Under the Merger Agreement, the Company has agreed not to pay dividends prior to the closing of the Merger without the prior written consent of ChipMOS Taiwan (which consent shall not be unreasonably withheld, conditioned or delayed). For additional information regarding the Merger see “Item 3. Key Information—Risk Factors—Risks Relating to Our Merger With and Into ChipMOS Taiwan” and “Item 4. Information on the Company—Our Principal Consolidated Subsidiaries—ChipMOS TECHNOLOGIES INC.—Merger Agreement between the Company and ChipMOS Taiwan”.

Item 9.	The Offer and Listing

Listing

Since March 17, 2010, the NASDAQ Capital Market has been the principal trading market for our common shares, which are not listed or quoted on any other markets in or outside the United States. Our common shares were formerly quoted on the NASDAQ Global Market (formerly the NASDAQ National Market) under the symbol “IMOS” since June 19, 2001, and our common shares were formerly quoted on the NASDAQ Global Select Market since July 1, 2006. The CUSIP number for our common shares is “G2110R114”. Our Shareholders approved a reverse stock split of ChipMOS’s common stock in January 2011 with a ratio of 1-for-every-4 shares effective on January 21, 2011. As a result, the number of outstanding shares of ChipMOS common stock is reduced to 27,725,782 shares, from 110,908,341 shares prior to the reverse stock split becoming effective. As of March 31, 2016, there were 27,312,116 common shares issued and outstanding. The table below sets forth for the periods indicated, historical prices for the high, low and average closing prices on the NASDAQ Global Select Market or the NASDAQ Capital Market for our common shares.

	NASDAQ Price per share(1) (US$)
	High	Low	Average
2011	9.81	4.48	6.94
2012	19.04	5.47	11.91
2013	20.60	10.32	15.83
2014	25.80	18.13	22.29
First Quarter	23.16	18.13	20.75
Second Quarter	25.80	20.43	22.82
Third Quarter	24.93	22.16	23.83
Fourth Quarter	23.36	19.66	21.71
2015	24.99	15.39	20.79
First Quarter	24.99	21.57	23.61
Second Quarter	24.81	21.11	23.32
Third Quarter	22.00	15.39	17.93
Fourth Quarter	20.64	16.05	18.46
November	19.84	17.32	18.67
December	20.64	18.58	19.42
2016
January	18.72	16.90	17.85
February	18.00	14.49	17.04
March	17.95	16.70	17.41
First Quarter	18.72	14.49	17.43
April (through April 14, 2016)	18.02	17.45	17.62

Note:

(1)	The figures in the table contain historical prices reflecting the effect of our reverse stock split which was approved by our Shareholders on January 21, 2011.

Upon the closing of the agreement and plan of merger dated January 21, 2016, between the Company and ChipMOS Taiwan, pursuant to which the Company will be merged with and into ChipMOS Taiwan, the Company’s shares will no longer be quoted or traded on the Nasdaq Capital Market, will not be listed or traded on any stock exchange and will be cancelled and converted into the right to receive Merger consideration as provided in the agreement and plan of merger. For additional information regarding the Merger see “Item 3. Key Information—Risk Factors—Risks Relating to Our Merger With and Into ChipMOS Taiwan” and “Item 4. Information on the Company—Our Principal Consolidated Subsidiaries—ChipMOS TECHNOLOGIES INC.—Merger Agreement between the Company and ChipMOS Taiwan”.

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

Preferred Shares

Currently there are no specific rights attached to the preferred shares. The specific rights of the preferred shares could include rights, preferences or privileges in priority to our common shares and the establishment of such rights or the delegation to the board of directors to establish such rights will need to be approved by our shareholders. As of March 31, 2016, no preferred shares have been issued by our company.

Bermuda Law

We are an exempted company organized under the Bermuda Companies Act. The rights of our shareholders are governed by Bermuda law and our memorandum of association and bye-laws. The Bermuda Companies Act differs in some material respects from laws generally applicable to United States corporations and their shareholders. The Bermuda Companies Act also differs in some material respects from laws generally applicable to Taiwan corporations, such as ChipMOS Taiwan, and their shareholders. On January 21, 2016, the Merger Agreement was entered into by the Company and ChipMOS Taiwan, pursuant to which the Company will be merged with and into ChipMOS Taiwan, with ChipMOS Taiwan being the surviving company. Upon the effective date of the Merger, the separate corporate existence of Company will cease, all the issued and outstanding common shares of the Company will be cancelled, and in exchange each former holder of such cancelled common shares of the Company shall be entitled to receive certain amount of cash and certain number of American Depository Shares representing shares of ChipMOS Taiwan, the rights of which will be governed by Taiwan law and by ChipMOS Taiwan’s articles of incorporation. For additional information regarding the Merger see “Item 3. Key Information—Risk Factors—Risks Relating to Our Merger With and Into ChipMOS Taiwan” and “Item 4. Information on the Company—Our Principal Consolidated Subsidiaries—ChipMOS TECHNOLOGIES INC.—Merger Agreement between the Company and ChipMOS Taiwan”.

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

•

On December 11, 2015, the ChipMOS Taiwan Board authorized and ChipMOS Taiwan signed the Tsinghua Share Subscription Agreement under which ChipMOS Taiwan will sell and issue 299,252,000 ChipMOS Taiwan Shares to Tsinghua Unigroup through the Private Placement at a price of NT$40.0 per ChipMOS Taiwan Share representing an aggregate purchase price of approximately NT$12.0 billion (US$366 million). After the Merger and the issuance of the 299,252,000 ChipMOS Taiwan Shares on closing of the proposed Private Placement, Tsinghua Unigroup would own approximately 25.6% of the outstanding shares of ChipMOS Taiwan. The Company shareholders’ aggregate ownership in ChipMOS Taiwan would be 43.7% post-Private Placement and post-Merger.

•

On December 11, 2015, ChipMOS Taiwan and Tsinghua Unigroup also executed the Strategic Alliance Agreement, designed to strengthen the long-term cooperation relationship between the two companies. Under the terms of the Strategic Alliance Agreement, Tsinghua Unigroup would assist ChipMOS Taiwan in expanding and strengthening the relationship between ChipMOS Taiwan and companies relating to the assembly and test services of LCD drivers and wafer bumping services in the PRC, and would introduce other potential suppliers, customers and business partners in the PRC to ChipMOS Taiwan.

•

On February 25, 2016, ChipMOS Taiwan and Tsinghua Unigroup executed the Subscriber Joinder Agreement, under which Tsinghua Unigroup assigned its obligations and liabilities under the Tsinghua Share Subscription Agreement to Tibet MaoYe, which is a subsidiary controlled by Tsinghua Unigroup. From the execution of the Subscriber Joinder Agreement, Tibet MaoYe became the “Subscriber” defined in the Tsinghua Share Subscription Agreement and assumed all the rights, benefits, liabilities and obligations incurred from the Tsinghua Share Subscription Agreement. On the same date, ChipMOS Taiwan and Tibet MaoYe executed the Tibet MaoYe Share Subscription Agreement, the substantive content of which is consistent with the Tsinghua Share Subscription Agreement.

•

On January 21, 2016, the Company and ChipMOS Taiwan entered into the Merger Agreement, pursuant to which the Company will merge with and into ChipMOS Taiwan, with ChipMOS Taiwan being the surviving company after the Merger. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each IMOS Share issued and outstanding immediately prior to the Effective Time will be cancelled and, in exchange, each former holder of such cancelled IMOS Shares shall be entitled to receive, with respect to each such IMOS Share, (i) 0.9355 ADS, representing 18.71 ChipMOS Taiwan Shares, each ADS representing 20 ChipMOS Taiwan Shares, and (ii) US$3.71 in cash, without interest, net of any applicable withholding tax. Upon completion of the Merger, ChipMOS Taiwan and its subsidiaries will own and continue to conduct the business that they currently conduct in substantially the same manner.

For additional information regarding the Subscription Agreement and the Private Placement see “Item 3. Key Information—Risk Factors—Risks Relating to ChipMOS Taiwan Share Subscription Agreement With Tsinghua Unigroup Ltd.—Pending private placement sale by ChipMOS Taiwan of 299,252,000 ChipMOS Taiwan Shares under the shares subscription agreement with Tsinghua Unigroup and its subsidiary may or may not be completed” and “Item 4. Information on the Company—Our Principal Consolidated Subsidiaries—ChipMOS TECHNOLOGIES INC.—Merger agreement between the Company and ChipMOS Taiwan”.

For additional information regarding the Merger see “Item 3. Key Information—Risk Factors—Risks Relating to Our Merger With and Into ChipMOS Taiwan” and “Item 4. Information on the Company—Our Principal Consolidated Subsidiaries—ChipMOS TECHNOLOGIES INC.—Merger Agreement between the Company and ChipMOS Taiwan”.

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

We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 of Bermuda that, in the event there is enacted in Bermuda any legislation imposing tax computed on profits or income or computed on any capital assets, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax shall not be applicable to us or to our operations, or to the shares, debentures or our other obligations until March 31, 2035, provided the assurance shall not be construed as to prevent the application of such tax or duty to such persons as are ordinarily resident in Bermuda and prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 of Bermuda or otherwise payable in relation to the land leased to our Company.

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

The discussion below does not address the United States federal income tax consequences of the pending Merger with and into ChipMOS Taiwan and the ownership and disposition of ADSs representing ChipMOS Taiwan common shares that holders of our common shares are expected to receive in the Merger. See “Pending merger with and into ChipMOS Taiwan may or may not be completed” for more information about the Merger. For discussion regarding the United States federal income tax consequences of the Merger and the ownership and disposition of ADSs representing ChipMOS Taiwan common shares pursuant to the Merger, see “Taxation—Material U.S. Federal Income Tax Consequences of the Merger” in the proxy statement/prospectus contained in the Registration Statement on Form F-4 filed with the SEC on February 26, 2016, as amended, by ChipMOS Taiwan.

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

•

a trust (x) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (y) that, if it was in existence on August 20, 1996, was treated as a United States person prior to that date and has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partnership holding our common shares or a partner in such partnership, you should consult your tax advisor.

Distributions

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt. Dividends received by individuals and certain other non-corporate taxpayers from “qualified foreign corporations” are taxed at the rate of either 0 percent, 15 percent or 20 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date. A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividends is traded on an established securities market in the United States, provided that the foreign corporation is not a PFIC. Our stock is traded on an established securities market in the United States, although we cannot guarantee that our stock will be so traded in the future. We believe and expect that we should not be treated as a PFIC for U.S. federal income tax purposes. No assurance can be given, however, that the IRS may not disagree and seek to treat us as a PFIC. If we were a PFIC with respect to a particular U.S. Holder, dividends received from us will be taxed at regular ordinary income tax rates and certain other rules will apply. See “Passive Foreign Investment Company (PFIC),” below. Holders of our shares should consult their own tax advisers regarding the availability of a reduced dividend tax rate in light of their own particular circumstances.

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

Sale, Exchange or Other Disposition of Our Common Shares

Subject to the PFIC rules discussed below, generally, in connection with the sale, exchange or other taxable disposition of our common shares:

•

you will recognize capital gain or loss equal to the difference (if any) between: the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in such common shares (your adjusted tax basis in the shares you hold generally will equal your U.S. dollar cost of such shares);

•	such gain or loss will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

•	such gain or loss will generally be treated as United States source for United States foreign tax credit purposes; and

•	your ability to deduct capital losses is subject to limitations.

Long-term capital gains recognized by individuals and certain other non-corporate taxpayers are taxed at the rate of 0, 15 or 20 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket. Certain U.S. Holders that are individuals, estates or trusts will be required to pay an additional 3.8 percent tax on net investment income, including interest, dividends, and capital gain. U.S. Holders should consult their tax advisors as to the application of this additional tax.

This discussion does not address the United States federal income tax consequences of the Merger and the sale, exchange, or other disposition of ADSs representing ChipMOS Taiwan common shares that holders of our common shares are expected to receive in the pending Merger with and into ChipMOS Taiwan. For discussion regarding the United States federal income tax consequences of the Merger and the sale, exchange, or other disposition of ADSs representing ChipMOS Taiwan common shares pursuant to the Merger, see “Taxation—Material U.S. Federal Income Tax Consequences of the Merger” in the proxy statement/prospectus contained in the Registration Statement on Form F-4 filed with the SEC on February 26, 2016, as amended, by ChipMOS Taiwan.

Passive Foreign Investment Company (PFIC)

We believe that our common shares should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a legal and factual determination that is made annually and thus may be subject to change. No assurance can be given that the IRS may not disagree and seek to treat us as a PFIC, and that a court would not sustain such challenge because the determination of PFIC status is fundamentally factual in nature, depends upon the application of complex U.S. federal income tax rules that are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. If we were treated as a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to the shares, gain realized on the sale or other disposition of your common shares would in general not be treated as capital gain. Instead, you would be treated as if you had realized such gain ratably over your holding period for the common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such year, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your common shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common shares. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. Further, any distribution in respect of our common shares in excess of 125 percent of the average annual distributions on our common shares received by you during the preceding three years or your holding period, whichever is shorter, would be allocated ratably over your holding period for the common shares and subject to taxation as described for sales or other dispositions above.

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

Interest Rate Risks

As of December 31, 2015, we had aggregate debts outstanding of NT$7,709 million (US$235 million), which was incurred for capital expenditure and general operating expenses. Of our outstanding debts as of December 31, 2015, 100% bear interest at variable rates. The interest rate for the majority of our variable rate debts varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debts had an annual weighted average interest rate of 1.654% as of December 31, 2015. Accordingly, we have cash flows and earnings exposure due to market interest rate changes for our variable rate debts. An increase in interest rates of 1% would increase our annual interest charge by NT$77 million (US$2 million) based on our outstanding floating rate indebtedness as of December 31, 2015.

As of December 31, 2014 and 2015, we had no interest rate swap agreements outstanding.

Foreign Currency Exchange Rate Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the Japanese yen and the US dollar. As of December 31, 2015, 48.4% of our financial assets and 18.3% of our financial liabilities are denominated in the US dollar and Japanese yen, respectively. We do not hold or issue any derivative for trading purposes or to hedge against fluctuations in foreign exchange rates. We mitigate this risk by conducting sales and purchases transactions in the same currency. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average appreciation of the NT dollar against all other relevant foreign currencies of 5% would decrease our exchange gain by NT$306 million (US$9 million) based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2015. As of December 31, 2014 and 2015, we had no outstanding forward exchange or foreign currency option contracts.

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

Disclosure Controls and Procedures. An evaluation was carried out under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended). Based upon that evaluation, the chief executive officer and chief financial officer concluded that, our disclosure controls and procedures were not effective as of December 31, 2015, due to the material weakness in our internal control over financial reporting related to the lack of a formalized process for the review and approval of the accounting treatment for significant and infrequent/complex transactions.

Management’s Annual Report on Internal Control Over Financial Reporting. Management’s Report on Internal Control Over Financial Reporting is set forth below.

Management’s Report on Internal Control Over Financial Reporting

April 18, 2016

Management of ChipMOS TECHNOLOGIES (Bermuda) LTD. (together with its consolidated subsidiaries, the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended). The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2015, the Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting using criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2015 because of a material weakness in our internal control over financial reporting related to the lack of a formalized process for the review and approval of the accounting treatment for significant and infrequent/complex transactions. This material weakness resulted in the restatement of equity attributable to equity holders of the Company and non-controlling interest as of September 30, 2015 as well as an audit adjustment proposed by our independent auditors for their audit of the consolidated financial statements for the year ended December 31, 2015.

Additionally, this control deficiency could result in a misstatement of the aforementioned account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Our internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 20-F.

/s/ Shih-Jye Cheng		/s/ Shou-Kang Chen
Name:	Shih-Jye Cheng	Name:	Shou-Kang Chen
Title:	Chairman and Chief Executive Officer	Title:	Chief Financial Officer

Changes in Internal Control Over Financial Reporting. Management has evaluated whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or reasonably likely to materially affect, our internal control over financial reporting, Based on the evaluation we conducted, management has concluded that, other than the material weakness as disclosed above, no such changes occurred during the period covered by this annual report on Form 20-F.

Actions Taken to Remediate the Material Weakness. The Company had established a control in place subsequent to December 31, 2015 to implement a formalized process, including detailed analysis, i.e. research of literatures and materials or consult with external consultants when need, and multiple levels of review by qualified personnel including the CFO, of accounting treatment for significant and infrequent/complex transactions.

Under the control and formalized process established, a detailed assessment and analysis is performed to ensure proper accounting treatment for all significant and infrequent/complex transactions. Assessments performed are reviewed by the respective function manager, who is responsible for the transactions and is knowledgeable with the transaction details. The assessments are approved by a higher level of personnel. Upon posting journal entries related to the significant and infrequent/complex transactions, a step by step check is completed by the approving manager to the source documents and assessment performed to ensure the entry is recorded correctly and in the proper period.

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

The table below summarizes the aggregate fees that we paid or accrued for services provided by TIAOHO & CO., Moore Stephens and Moore Stephens CPA Limited for the years ended December 31, 2014 and by TIAOHO & CO., Moore Stephens CPA Limited and PricewaterhouseCoopers Taiwan for the years ended December 31, 2015.

	2014	2015
	NT$	NT$
	(In thousands)
Audit Fees	$19,191	$26,644
Audit Related Fees	—	190
Tax Fees	2,490	1,850
All Other Fees	—	500

Total	$21,681	$29,184

Audit Fees. This category includes the audit of our annual financial statements and services that are provided by the independent auditors in connection with our annual financial statements, internal control over financial reporting, quarterly financial statements, and related statutory and regulatory filings.

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

All audit services that PricewaterhouseCoopers Taiwan was engaged from August 28, 2015 and Moore Stephens, and Moore Stephens CPA Limited (from January 1, 2015) were engaged to carry out after May 6, 2003, the effective date of revised Rule 2-01(c)(7) of Regulation S-X entitled “Audit Committee Administration of the Engagement” on strengthening requirements regarding auditor independence, were pre-approved by the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Repurchase Programs. On March 14, 2013, our Board of Directors approved and subsequently implemented a Rule 10b5-1 and 10b-18 share repurchase program in accordance with the Securities Exchange Act 1934, as amended, on May 24, 2013 to purchase through a broker our common shares, with a maximum purchase amount of US$7.5 million (Repurchase Program I). Repurchase Program I was terminated on November 21, 2013.

On November 12, 2014, our Board of Directors approved and subsequently implemented a Rule 10b5-1 and 10b-18 share repurchase program in accordance with the Securities Exchange Act 1934, as amended, on November 25, 2014 to purchase through a broker our common shares, with a maximum purchase amount of US$15 million (Repurchase Program II). Repurchase Program II was completed on January 21, 2015.

On August 7, 2015, our Board of Directors approved an accelerated start of previously approved repurchase program and subsequently implemented a Rule 10b5-1 and 10b-18 share repurchase program in accordance with the Securities Exchange Act 1934, as amended, on August 12, 2015 to purchase through a broker our common shares, with a maximum purchase amount of US$25 million (Repurchase Program III). Repurchase Program III was completed on September 24, 2015.

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

The table sets forth certain information about the purchase of our common shares by the Issuer’s repurchase programs for the year ended as of December 31, 2015.

Purchases of Equity Securities by the Issuer

Period	Total Number of Shares Purchased	Average Price Paid Per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (US$ Million)
June – November, 2013 (Repurchase Program I)(1)
June 2013	—
July 2013	10,000
August 2013	72,700
September 2013	—
October 2013	—
November 2013	4,400
	87,100	15.41	87,100	None
December, 2014 – January, 2015 (Repurchase Program II)
December 2014	73,042
January 2015	564,762
	637,804	23.52	637,804	None
August – September, 2015 (Repurchase Program III)
August 2015	328,100
September 2015	1,039,300
	1,367,400	18.28	1,367,400	None

Total	2,092,304		2,092,304

Note:

(1)	Does not include repurchases from ThaiLin on November 21, 2013.

Item 16F.	Change in Registrant’s Certifying Accountant

Following the resignation of Moore Stephens CPA Limited (prior to January 1, 2015, known as Moore Stephens) (“Moore Stephens”) as the auditors of us at the conclusion of the annual general meeting of the Company held on August 28, 2015 (“2015 AGM”), PricewaterhouseCoopers Taiwan (“PwC Taiwan”) were appointed as the auditors of us at the 2015 AGM to fill the vacancy arising from the retirement of Moore Stephens.

The audit reports of Moore Stephens on our consolidated financial statements for the fiscal years ended December 31, 2013 and 2014 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The audit report of Moore Stephens on the effectiveness of our internal control over financial reporting as of December 31, 2014 did not contain an adverse opinion or a disclaimer of opinion.

During the two fiscal years ended December 31, 2013 and 2014 and from January 1, 2015 to May 21, 2015, there were no disagreements between Moore Stephens and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure and there were no “reportable events” as that term is defined in Item 16F (a) (1) (v) of Form 20-F.

We requested Moore Stephens to furnish us with a letter addressed to the SEC stating whether or not it agrees with the statements made above. A copy of Moore Stephens’ letter dated May 21, 2015 has been filed with the SEC as an exhibit to this annual report.

During the two fiscal years ended December 31, 2013 and 2014 and in the subsequent interim period through the effective engagement date, neither we nor any of our subsidiaries consulted with PwC Taiwan concerning (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our consolidated financial statements and no written or oral advice was provided by PwC Taiwan that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as that term is used in Item 16F (a) (a) (iv) of Form 20-F and the related instructions to Item 16F) with Moore Stephens or a “reportable event”

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

5640	Shareholder voting rights requirements.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

PART III

Item 17.	Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

The financial statements and related information of the Company are located at pages F-1 to F-72.

Item 19.	Exhibits

Exhibits	Description
1.1	Memorandum of Association of ChipMOS TECHNOLOGIES (Bermuda) LTD.(1)

1.2	Bye-laws of ChipMOS TECHNOLOGIES (Bermuda) LTD.(10)

2.1	Certificate of Incorporation of ChipMOS TECHNOLOGIES (Bermuda) LTD., dated August 15, 2000.(1)

4.1	Joint Venture Agreement, dated July 14, 1997, between Mosel Vitelic Inc. and Siliconware Precision Industries Co., Ltd.(1)

4.2	Asset Sales Agreement, dated June 14, 1999, between Microchip Technology Taiwan and ChipMOS TECHNOLOGIES INC.(1)

4.3	Tessera Compliant Chip License Agreement, dated April 20, 1999, between Tessera Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.4	License Agreement, dated April 1, 1999, between Fujitsu Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.5	Sales Agreement, dated February 10, 2000, between Sharp Corp. and ChipMOS TECHNOLOGIES INC.(1)

4.6	Raw Materials Processing Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.7	Raw Materials Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.8	Integrated Circuit Processing Agreement, dated January 1, 2001, between Siliconware Precision Co. Ltd. and ChipMOS TECHNOLOGIES INC.(1)

4.9	Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC.(1)

4.10	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.11	Land Lease Agreement, dated November 26, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.12	Land Lease Agreement, dated September 1, 1997, between Science Based Industrial Park Administration and ChipMOS TECHNOLOGIES INC.(1)

4.13	Purchase Agreement, dated July 31, 1997, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc.(1)

4.14	Form of Share Exchange Covenant Letter from the Company to the Shareholders.(1)

4.15	Amendment to the Integrated Circuit Processing and Warehousing Management Agreement, dated August 10, 2000, between Mosel Vitelic Inc. and ChipMOS TECHNOLOGIES INC, dated September 1, 2001.(2)

4.16	Purchase Agreement, dated October 15, 2003, between ChipMOS TECHNOLOGIES INC. and DenMOS Technology Inc.(2)

4.17	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Ron How Investment Corp. (English Translation)(3)

4.18	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Yuan Shan Investment Corp. (English Translation)(3)

Exhibits	Description

4.19	Sale and Purchase Agreement, dated April 25, 2003, between ChipMOS TECHNOLOGIES INC. and Mosel Vitelic Inc. (English Translation)(3)

4.20	Laser Stamping Machine Lease Agreement, dated November 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.21	Automatic Stamping Machine Lease Agreement, dated December 1, 2002, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.22	Raw Materials Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.23	Integrated Circuit Processing Agreement, dated January 1, 2003, between ChipMOS TECHNOLOGIES INC. and CHANTEK ELECTRONIC CO., LTD. (English Translation)(3)

4.24	Technology Transfer Agreement, dated December 24, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.25	Tester Equipment Lease Agreement, dated November 14, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.26	Tester Equipment Lease Agreement, dated December 3, 2002, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(3)

4.27	Joint Engagement Letter, undated, by and among Ultima Electronics Corp., ChipMOS TECHNOLOGIES INC. and Sun-Fund Securities Ltd. (English Translation)(3)

4.28	Lease Agreement, dated June 1, 2002, between ChipMOS TECHNOLOGIES INC. and SyncMOS Technologies, Inc. (English Translation)(3)

4.29	Technology Transfer Agreement, dated August 1, 2002, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES (Shanghai) LTD.(3)

4.30	Promissory Note from Modern Mind Technology Limited to Jesper Limited, dated November 4, 2002.(3)

4.31	Deed of Variation, dated December 2, 2002, between Modern Mind Technology Limited and Jesper Limited.(3)

4.32	Deed of Assignment, dated December 27, 2002, between Jesper Limited and ChipMOS TECHNOLOGIES (Bermuda) LTD.(3)

4.33	Deed of Assignment, dated June 25, 2003, between Jesper Limited and ChipMOS TECHNOLOGIES INC.(3)

4.34	Agreement, dated May 3, 2003, between Jesper Limited and Modern Mind Technology Limited.(3)

4.35	Master loan agreement, dated July 12, 2004, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Modern Mind Technology Limited and Jesper Limited.(5)

4.36	Cooperation Agreement, dated March 27, 2002, between Shanghai Qingpu Industrial Zone Development (Group) Company and ChipMOS TECHNOLOGIES (Bermuda) LTD. (English Translation)(3)

4.37	Deed of assignment, dated December 17, 2003, between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.38	Supplemental deed of assignment, dated May 14, 2004 between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD.(4)

4.39	Second supplemental deed of assignment, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.40	Assignment agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(4)

4.41	Supplemental assignment agreement, dated May 14, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(4)

4.42	Second supplemental assignment agreement, dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

Exhibits	Description

4.43	Patent license agreement, dated April 7, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(4)

4.44	Supplemental patent license agreement dated July 8, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.45	Second supplemental patent license agreement dated October 11, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.46	Third supplemental patent license agreement dated December 30, 2004, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(5)

4.47	Assembly and Test Service Agreement, dated November 27, 2005, between ChipMOS TECHNOLOGIES INC. and Spansion LLC.(6)

4.48	Share Purchase and Subscription Agreement, dated February 13, 2007, among ChipMOS TECHNOLOGIES (Bermuda) LTD., ChipMOS TECHNOLOGIES INC. and Siliconware Precision Industries Co., Ltd.(7)

4.49	Registration Rights Agreement, dated March 27, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and Siliconware Precision Industries Co., Ltd.(7)

4.50	Share Exchange Agreement, dated as of April 12, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(9)

4.51	Assignment Agreement, dated April 12, 2007, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(8)

4.52	Form of Change In Control Severance Agreement.(9)

4.53	Southern Taiwan Science Park Administration Land Lease Agreement, dated June 1, 2007, between Southern Taiwan Science Park Administration and ChipMOS TECHNOLOGIES INC. (English Translation)(9)

4.54	Second Amendment to Assembly and Test Service Agreement, dated July 16, 2007, by and between Spansion LLC and ChipMOS TECHNOLOGIES INC.(9)

4.55	Service Agreement for Integrated Circuit Products, dated July 17, 2007, by and between ProMOS Technologies Inc. and ChipMOS TECHNOLOGIES INC. (English Translation)(9)

4.56	Registration Rights Agreement, dated August 8, 2007, among ChipMOS TECHNOLOGIES (Bermuda) LTD., Giant Haven Investment Limited, ProMOS Technologies Inc. and Powertech Technology Inc.(9)

4.57	Third Amendment to Assembly and Test Services Agreement, dated November 30, 2007, by and between Spansion LLC and ChipMOS TECHNOLOGIES INC.(9)

4.58	Science Park Administration Land Lease Agreement, dated December 1, 2007, between Science Park Administration and ChipMOS TECHNOLOGIES INC. (English Translation)(9)

4.59	Lease Agreement, dated April 2, 2008, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation)(9)

4.60	Master Lease Agreement and Addendums to the Master Lease Agreement, dated November 9, 2009, between ChipMOS TECHNOLOGIES INC. and GE Money Taiwan Limited.(11)

4.61	Transfer of Claim Agreement, dated January 25, 2010, between ChipMOS TECHNOLOGIES INC. and Citigroup Financial Products Inc.(11)

4.62	Share Purchase Agreement, dated February 26, 2010, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and Siliconware Precision Industries Co., Ltd.(11)

4.63	Equipment Purchase Agreement, dated February 26, 2010, between ChipMOS TECHNOLOGIES INC. and Siliconware Precision Industries Co., Ltd.(11)

4.64	Assignment and Assumption Agreement, effective on April 22, 2011 between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ThaiLin Semiconductor Corp. (12)

Exhibits	Description

4.65	Syndicated Loan Agreement, dated July 14, 2011, between ChipMOS TECHNOLOGIES INC. and Taiwan Cooperative Bank, Bank of Taiwan and Land Bank of Taiwan as the lead Arrangers. (English Translation) (13)

4.66	Underwriting Agreement, dated October 26, 2012, between the Company, ThaiLin, Siliconware Precision, Cowen and Company, LLC and Craig-Hallum Capital Group LLC.(14)

4.67	Share Purchase Agreement, dated November 21, 2013, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ThaiLin Semiconductor Corp. (15)

4.68	Syndicated Loan Agreement, dated July 2, 2014, between ChipMOS TECHNOLOGIES INC. and Bank of Taiwan as the lead Arranger. (English Translation) (16)

4.69	Share Purchase Agreement, dated August 14, 2014, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and Siliconware Precision Industries Co., Ltd. (16)

4.70	Merger Agreement, dated November 12, 2014, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation) (16)

4.71	Share Subscription Agreement between ChipMOS TECHNOLOGIES INC. and Tsinghua Unigroup Ltd. (English Translation)

4.72	Strategic Alliance Agreement between ChipMOS TECHNOLOGIES INC. and Tsinghua Unigroup Ltd. (English Translation)

4.73	Agreement and Plan of Merger, dated January 21, 2106, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC.(18)

4.74	Subscriber Joinder Agreement between ChipMOS TECHNOLOGIES INC. and Tsinghua Unigroup Ltd. (English Translation)

4.75	Share Subscription Agreement between ChipMOS TECHNOLOGIES INC. and Tibet MaoYeChaungXin INVESTMENT CO., LIMITED (English Translation)

8.1	List of principal subsidiaries of ChipMOS TECHNOLOGIES (Bermuda) LTD.

11.1	Code of Business Conduct and Ethics.(4)

12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Chief Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Chief Financial Officer required by Rule 13a-14(b) under the Exchange Act.

15.1	Consent of PricewaterhouseCoopers, Taiwan

15.2	Consent of Moore Stephens CPA Limited

16.1	Moore Stephens CPA Limited’s letter addressed to the SEC(17)

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-13218), filed on February 28, 2001.
(2)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2002.
(3)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 30, 2003.
(4)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 17, 2004.
(5)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 29, 2005.
(6)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-130230), filed on December 9, 2005.
(7)	Incorporated by reference to Schedule 13D filed with the United States SEC by Siliconware Precision Industries Co., Ltd. on April 4, 2007.
(8)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 8 2007.
(9)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 6, 2008.
(10)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 4, 2009.
(11)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 4, 2010.
(12)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on June 3, 2011.
(13)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on April 26, 2012.
(14)	Incorporated by reference to our Interim Report on Form 6-K (File No. 0-31106), filed on October 26, 2012.
(15)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on April 25, 2014.
(16)	Incorporated by reference to our Annual Report on Form 20-F (File No. 0-31106), filed on April 24, 2015.
(17)	Incorporated by reference to our Form 6-K (File No. 0-31106), filed on May 21, 2015.
(18)	Incorporated by reference to our Form 6-K (File No. 0-31106), filed on January 21, 2016.

We have not included as exhibits certain instruments with respect to our debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and it has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei, Taiwan, Republic of China, on April 18, 2016.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

By:	/s/ Shih-Jye Cheng
Name:	Shih-Jye Cheng
Title:	Chairman and Chief Executive Officer

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

ChipMOS TECHNOLOGIES (Bermuda) LTD.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated income statement, statement of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of ChipMOS TECHNOLOGIES (Bermuda) LTD. and its subsidiaries at December 31, 2015, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the lack of a formalized process for the review and approval of the accounting treatment for significant and infrequent/complex transactions existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2015 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm (continued)

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

Republic of China

April 18, 2016

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm (continued)

To the Board of Directors and Shareholders of

ChipMOS TECHNOLOGIES (Bermuda) LTD.

We have audited the accompanying consolidated statements of financial position of ChipMOS TECHNOLOGIES (Bermuda) LTD. and subsidiaries (collectively, the “Group”) as of December 31, 2014, and the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2014. We have also audited the Group’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2014, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Moore Stephens CPA Limited

Certified Public Accountants

Hong Kong

March 12, 2015

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Income Statements

For the years ended December 31, 2013, 2014 and 2015

	Note	2013		2014		2015		2015
		NT$000		NT$000		NT$000		US$000
Revenue	4		19,361,930		22,005,131		19,869,391		605,959
Cost of revenue	5,16		(15,922,395)		(16,782,190)		(15,735,583)		(479,890)

Gross profit			3,439,535		5,222,941		4,133,808		126,069
Other operating income	6		442,411		182,272		126,009		3,843
Research and development expenses	5		(564,476)		(678,830)		(747,779)		(22,805)
Sales and marketing expenses	5		(107,651)		(101,811)		(94,649)		(2,887)
Administrative and general expenses	5		(699,126)		(755,565)		(817,681)		(24,937)
Other operating expenses			(100,849)		(144,622)		(12,486)		(380)

Operating profit			2,409,844		3,724,385		2,587,222		78,903
Finance costs	7		(183,005)		(140,804)		(143,470)		(4,375)
Other non-operating income (expense), net	8		289,256		391,207		368,074		11,225

Profit before income tax			2,516,095		3,974,788		2,811,826		85,753
Income tax	9		(827,094)		(1,036,244)		(935,855)		(28,541)

Profit for the year			1,689,001		2,938,544		1,875,971		57,212

Attributable to:
Equity holders of the Company			1,335,348		1,663,234		970,131		29,586
Non-controlling interests			353,653		1,275,310		905,840		27,626

			1,689,001		2,938,544		1,875,971		57,212

Earnings per share attributable to equity holders of the Company:	10
Basic		NT$	45.55	NT$	56.33	NT$	34.49	US$	1.05
Diluted		NT$	44.27	NT$	54.99	NT$	33.95	US$	1.04

Details of dividends to equity holders of the Company for the years are set out in Note 11 to the financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2013, 2014 and 2015

	Note	2013	2014	2015	2015
		NT$000	NT$000	NT$000	US$000
Profit for the year		1,689,001	2,938,544	1,875,971	57,212
Other comprehensive income:
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		27,438	29,962	27,594	842

Net other comprehensive income (loss) to be reclassified to profit or loss in the subsequent periods		27,438	29,962	27,594	842
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Net actuarial losses	23	(30,574)	(14,502)	(41,758)	(1,274)
Share of other comprehensive income (loss) of associates and joint ventures which may not be reclassified subsequently to profit or loss		—	—	(165)	(5)
Income tax effect	9	5,198	2,465	7,099	216

Net other comprehensive loss not to be reclassified to profit or loss in the subsequent periods		(25,376)	(12,037)	(34,824)	(1,063)
Other comprehensive income (loss) for the year, net of tax		2,062	17,925	(7,230)	(221)

Total comprehensive income for the year, net of tax		1,691,063	2,956,469	1,868,741	56,991

Attributable to:
Equity holders of the Company		1,325,326	1,670,227	954,669	29,115
Non-controlling interests		365,737	1,286,242	914,072	27,876

		1,691,063	2,956,469	1,868,741	56,991

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2014 and 2015

	Note	December 31, 2014	December 31, 2015	December 31, 2015
		NT$000	NT$000	US$000
Assets
Non-current assets
Available-for-sale financial assets	12	217,708	9,960	304
Investment in associates	13	—	346,268	10,560
Property, plant and equipment	14	13,494,889	14,102,337	430,080
Deferred tax assets	9	178,137	166,267	5,071
Refundable deposits		21,251	21,840	666
Prepaid rent – non-current portion	15	96,006	91,603	2,794
Other non-current assets		20,517	61,977	1,890

		14,028,508	14,800,252	451,365

Current assets
Inventories	16	1,704,666	1,667,691	50,860
Accounts and notes receivable	17	4,876,713	3,890,508	118,649
Other receivables	17	145,382	137,013	4,178
Short-term deposits	18	269,399	85,247	2,600
Other current assets		673,779	200,583	6,117
Cash and cash equivalents	18	15,265,153	12,127,350	369,849

		22,935,092	18,108,392	552,253

Total assets		36,963,600	32,908,644	1,003,618

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

December 31, 2014 and 2015

	Note	December 31, 2014	December 31, 2015	December 31, 2015
		NT$000	NT$000	US$000
Equity and liabilities
Capital and reserves
Issued capital	19	34,019	31,954	974
Reserves		14,178,666	12,424,920	378,924
Other component of equity		456,638	471,956	14,394
Treasury stock	21	(52,558)	—	—

Equity attributable to equity holders of the Company		14,616,765	12,928,830	394,292
Non-controlling interests		8,470,257	7,996,367	243,866

Total equity		23,087,022	20,925,197	638,158

Non-current liabilities
Bank loans – non-current portion	22	4,560,000	4,985,832	152,053
Long-term deferred revenue		93,424	89,168	2,719
Accrued pension cost	23	491,758	519,471	15,843
Guarantee deposit		1,694	2,099	64

		5,146,876	5,596,570	170,679

Current liabilities
Accounts payable		1,074,925	708,480	21,607
Payables to contractors and equipment suppliers		1,307,459	523,962	15,979
Other payables		1,905,292	1,868,694	56,990
Current tax payable		950,080	454,468	13,860
Receipts in advance		55,624	8,337	254
Other current liabilities		159,899	125,373	3,824
Bank loans – current portion	22	1,508,153	1,548,688	47,230
Short-term bank loans	24	1,768,270	1,148,875	35,037

		8,729,702	6,386,877	194,781

Total liabilities		13,876,578	11,983,447	365,460

Total equity and liabilities		36,963,600	32,908,644	1,003,618

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013, 2014 and 2015

	Attributable to equity holders of the Company
		Reserves		Other component of equity
	Issued capital	Capital surplus (Note 20)	Retained earnings	Foreign currency translation reserve	Treasury stock (Note 21)	Total	Non-controlling interests	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000

January 1, 2013	39,013	11,506,458	266,985	416,896	(635,741)	11,593,611	3,995,690	15,589,301
Profit for the year	—	—	1,335,348	—	—	1,335,348	353,653	1,689,001
Other comprehensive income	—	—	(31,778)	21,756	—	(10,022)	12,084	2,062

Total comprehensive income	—	—	1,303,570	21,756	—	1,325,326	365,737	1,691,063

Share-based payments	593	187,501	—	—	—	188,094	—	188,094
Repurchase / Cancellation of shares by the company	(102)	(28,428)	(11,675)	—	—	(40,205)	—	(40,205)
Repurchase / Cancellation of shares held by a subsidiary, disposal of shares held by a subsidiary to third parties	(2,339)	(190,900)	—	—	338,161	144,922	—	144,922
Cash dividend (Note 11)	—	—	(122,491)	—	—	(122,491)	—	(122,491)

Total contributions by and distributions to owners of the Company	(1,848)	(31,827)	(134,166)	—	338,161	170,320	—	170,320

Partial disposal of a subsidiary	—	399,626	(9,755)	—	—	389,871	3,146,906	3,536,777
Dividend paid to non-controlling interests in subsidiaries	—	—	—	—	—	—	(125,558)	(125,558)

Total changes in ownership interests in subsidiaries that do not result in a loss of control	—	399,626	(9,755)	—	—	389,871	3,021,348	3,411,219

Total transactions with owners of the Company	(1,848)	367,799	(143,921)	—	338,161	560,191	3,021,348	3,581,539

Other movements	—	71,554	13,981	—	—	85,535	(357,812)	(272,277)

December 31, 2013	37,165	11,945,811	1,440,615	438,652	(297,580)	13,564,663	7,024,963	20,589,626

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2013, 2014 and 2015

	Attributable to equity holders of the Company
		Reserves		Other component of equity
	Issued capital	Capital surplus (Note 20)	Retained earnings	Foreign currency translation reserve	Treasury stock (Note 21)	Total	Non-controlling interests	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000

January 1, 2014	37,165	11,945,811	1,440,615	438,652	(297,580)	13,564,663	7,024,963	20,589,626
Profit for the year	—	—	1,663,234	—	—	1,663,234	1,275,310	2,938,544
Other comprehensive income	—	—	(10,993)	17,986	—	6,993	10,932	17,925

Total comprehensive income	—	—	1,652,241	17,986	—	1,670,227	1,286,242	2,956,469

Share-based payments	473	234,967	—	—	—	235,440	—	235,440
Repurchase / Cancellation of shares by the company	(1,170)	(322,533)	(345,758)	—	(52,558)	(722,019)	—	(722,019)
Repurchase / Cancellation of shares held by a subsidiary	(2,449)	(149,222)	(145,982)	—	297,580	(73)	—	(73)
Cash dividend (Note 11)	—	—	(123,392)	—	—	(123,392)	—	(123,392)

Total contributions by and distributions to owners of the Company	(3,146)	(236,788)	(615,132)	—	245,022	(610,044)	—	(610,044)

Partial disposal of a subsidiary	—	8,979	—	—	—	8,979	24,707	33,686
Issuance of stock in subsidiaries	—	—	—	—	—	—	576,746	576,746
Dividend paid to non-controlling interests in subsidiaries	—	—	—	—	—	—	(491,951)	(491,951)

Total changes in ownership interests in subsidiaries that do not result in a loss of control	—	8,979	—	—	—	8,979	109,502	118,481

Total transactions with owners of the Company	(3,146)	(227,809)	(615,132)	—	245,022	(601,065)	109,502	(491,563)

Other movements	—	(22,781)	5,721	—	—	(17,060)	49,550	32,490

December 31, 2014	34,019	11,695,221	2,483,445	456,638	(52,558)	14,616,765	8,470,257	23,087,022

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2013, 2014 and 2015

	Attributable to equity holders of the Company
		Reserves		Other component of equity
	Issued capital	Capital surplus (Note 20)	Retained earnings	Foreign currency translation reserve	Treasury stock (Note 21)	Total	Non-controlling interests	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000

January 1, 2015	34,019	11,695,221	2,483,445	456,638	(52,558)	14,616,765	8,470,257	23,087,022
Profit for the year	—	—	970,131	—	—	970,131	905,840	1,875,971
Other comprehensive income	—	—	(30,780)	15,318	—	(15,462)	8,232	(7,230)

Total comprehensive income	—	—	939,351	15,318	—	954,669	914,072	1,868,741

Share-based payments	281	174,684	—	—	—	174,965	—	174,965
Repurchase / Cancellation of shares by the company	(2,346)	(649,025)	(629,812)	—	52,558	(1,228,625)	—	(1,228,625)
Cash dividend (Note 11)	—	—	(125,293)	—	—	(125,293)	—	(125,293)

Total contributions by and distributions to owners of the Company	(2,065)	(474,341)	(755,105)	—	52,558	(1,178,953)	—	(1,178,953)

Changes in ownership interests in subsidiaries (Note 27)	—	(1,079,300)	—	—	—	(1,079,300)	(364,924)	(1,444,224)
Dividend paid to non-controlling interests in subsidiaries (Note 26)	—	—	—	—	—	—	(840,274)	(840,274)
Repurchase / Cancellation of shares in subsidiaries	—	(315,210)	—	—	—	(315,210)	(318,527)	(633,737)
Issuance of restricted shares in subsidiaries	—	—	—	—	—	—	106,523	106,523

Total changes in ownership interests in subsidiaries that do not result in a loss of control	—	(1,394,510)	—	—	—	(1,394,510)	(1,417,202)	(2,811,712)

Total transactions with owners of the Company	(2,065)	(1,868,851)	(755,105)	—	52,558	(2,573,463)	(1,417,202)	(3,990,665)

Other movement	—	(69,141)	—	—	—	(69,141)	29,240	(39,901)

December 31, 2015	31,954	9,757,229	2,667,691	471,956	—	12,928,830	7,996,367	20,925,197

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2013, 2014 and 2015

	Note	2013	2014	2015	2015
		NT$000	NT$000	NT$000	US$000
Cash flows from operating activities
Profit before tax		2,516,095	3,974,788	2,811,826	85,753
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation of property, plant and equipment	5,14	3,292,144	2,906,086	3,018,977	92,070
Amortization of assets	5	2,804	2,880	2,946	90
(Reversal) / allowance for impairment of accounts and notes receivable	17	7,415	(161)	—	—
Reversal of impairment of other receivables	6	(64,779)	—	—	—
Interest expense	7	180,426	132,651	127,035	3,874
Interest income	8	(42,722)	(64,352)	(68,283)	(2,082)
Impairment of available-for-sale financial assets	8	3,041	—	8,584	262
Impairment of property, plant and equipment	14	671	—	1,478	45
Impairment of other non-current assets		220	—	—	—
Gain on disposal of property, plant and equipment, net		(121,212)	(41,784)	(1,644)	(50)
Share of profit of associates	8	—	—	(31,269)	(954)
Share-based payments	5	232,590	281,614	207,242	6,320
Deferred income	6	(2,375)	(2,440)	(2,496)	(76)
Changes in operating assets and liabilities:
Accounts and notes receivable		(1,926)	(761,925)	986,205	30,076
Other receivables		81,401	60,055	(32,829)	(1,001)
Inventories		168,486	(185,263)	36,975	1,128
Other current assets		(1,103)	(569,197)	27,304	832
Short-term deposits		354,006	(87,000)	191,974	5,855
Accounts payable		66,722	118,126	(366,445)	(11,176)
Other payables		(127,698)	294,980	46,185	1,408
Receipts in advance		4,464	22,518	(47,239)	(1,441)
Other current liabilities		(29,638)	(13,479)	(34,526)	(1,053)
Accrued pension cost		(22,797)	(13,231)	(14,044)	(428)

		6,496,235	6,054,866	6,867,956	209,452
Interest received		41,343	64,701	67,960	2,073
Interest paid		(180,525)	(132,554)	(127,568)	(3,891)
Income tax paid		(133,881)	(387,097)	(1,412,427)	(43,075)

Net cash generated from operating activities		6,223,172	5,599,916	5,395,921	164,559

Cash flows from investing activities
Proceeds from sales of property, plant and equipment		151,093	3,973	48,275	1,472
Acquisition of property, plant and equipment	29	(3,251,283)	(3,119,021)	(4,428,057)	(135,043)
Acquisition of available-for-sale financial assets	12	—	(209,114)	—	—
Acquisition of associates	13	—	—	(116,000)	(3,537)
Decrease (increase) in refundable deposits		610	(791)	(589)	(18)
Decrease (increase) in other financial assets		93,955	(468)	(7,822)	(239)

Net cash used in investing activities		(3,005,625)	(3,325,421)	(4,504,193)	(137,365)

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2013, 2014 and 2015

	Note	2013	2014	2015	2015
		NT$000	NT$000	NT$000	US$000
Cash flows from financing activities
Prepaid cost of issuing new shares		—	—	(42,774)	(1,304)
Proceeds from short-term bank loans, net		420,199	981,590	—	—
Proceeds from long-term bank loans	22	23,801	6,000,000	2,000,000	60,994
Payments on short-term bank loans, net		—	—	(619,395)	(18,890)
Payments on long-term bank loans	22	(2,227,800)	(6,695,575)	(1,508,153)	(45,994)
Decrease (increase) in guarantee deposits		(286)	(498)	405	12
Cash received (paid) in respect of share-based payment		(44,496)	22,638	(7,873)	(240)
Payments on repurchase of shares		(40,205)	(722,019)	(807,622)	(24,630)
Payment on disposal of shares held by a subsidiary		—	(73)	—	—
Proceeds from disposal of shares held by a subsidiary to third parties		144,922	—	—	—
Proceeds from partial disposal of a subsidiary		3,536,777	33,686	—	—
Payments on acquisition of a subsidiary	27	—	—	(1,444,224)	(44,045)
Cash dividend	11	(122,491)	(123,392)	(125,293)	(3,821)
Dividend paid to non-controlling interests in subsidiaries	26	(125,558)	(491,951)	(840,274)	(25,626)
Issuance of stock in subsidiaries		—	576,746	—	—
Repurchase / cancellation of shares by subsidiaries		—	—	(633,737)	(19,327)
Changes in non-controlling interests		(259,636)	43,911	(27,627)	(842)

Net cash (used in) generated from financing activities		1,305,227	(374,937)	(4,056,567)	(123,713)

Net increase (decrease) in cash and cash equivalents		4,522,774	1,899,558	(3,164,839)	(96,519)
Effect of foreign exchange rate changes		(13,620)	(7,175)	27,036	825
Cash and cash equivalents at beginning of year		8,863,616	13,372,770	15,265,153	465,543

Cash and cash equivalents at end of year	18	13,372,770	15,265,153	12,127,350	369,849

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

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

The consolidated financial statements include the financial result of the Company and its subsidiaries (the “Group”), ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ThaiLin Semiconductor Corp. (“ThaiLin”, merged into ChipMOS Taiwan on June 17, 2015), ChipMOS U.S.A. Inc. ( “ChipMOS USA”), ChipMOS TECHNOLOGIES (BVI) LTD. (formerly known as Modern Mind Technology Limited) (“ChipMOS BVI”) and ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”) for the year ended December 31, 2015.

As of December 31, 2015, the consolidated financial statements of the Company include:

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

1.	Corporate and group information (continued)

ChipMOS Taiwan was incorporated in Taiwan on July 28, 1997 as a joint venture company between Mosel Vitelic Inc. and Siliconware Precision Industries Co. Ltd. (“SPIL”). Its operations consist of testing and assembly of semiconductors. In connection with a corporate restructuring on January 12, 2001, the holders of an aggregate of 583,419 thousand common shares of ChipMOS Taiwan executed a Purchase and Subscription Agreement whereby they transferred their shares of ChipMOS Taiwan to ChipMOS Bermuda in exchange for 14,585 thousand common shares in ChipMOS Bermuda. The selling shareholders, who previously held an aggregate of 70.25% of the entire outstanding common shares of ChipMOS Taiwan, thus became the holder of the entire outstanding common shares of ChipMOS Bermuda. Because 100% of the outstanding common shares of ChipMOS Bermuda were owned by former shareholders of ChipMOS Taiwan, the exchange of shares has been accounted for as a merger as if ChipMOS Bermuda was the acquirer. Equity and operations attributable to ChipMOS Taiwan shareholders not participating in the exchange offer were reflected as non-controlling interests in the historical financial statements. In March 2007, ChipMOS Bermuda, ChipMOS Taiwan and SPIL completed a share purchase and subscription transaction whereby ChipMOS Bermuda purchased 100% of SPIL’s equity interest in ChipMOS Taiwan at US$0.75 per share. SPIL also subscribed to 3,043,749 newly issued common shares of ChipMOS Bermuda through a private placement of US$6.28 per share. After the transaction, ChipMOS Taiwan became a 99.14% subsidiary of ChipMOS Bermuda and SPIL owned 14.7% of ChipMOS Bermuda. In September 2007, another share exchange transaction was completed whereby ChipMOS Bermuda offered to exchange one share of ChipMOS Bermuda for 8.4 shares of ChipMOS Taiwan shares. The exchange was completed in September 2007 and ChipMOS Taiwan became a wholly-owned subsidiary of ChipMOS Bermuda. In February 2010, ChipMOS Bermuda entered into a Share Purchase Agreement with SPIL to sell to SPIL the holding of 133,000 thousand common shares of ChipMOS Taiwan for a consideration of NT$1,630,580 thousand. In January 2011, the transaction was completed. As part of ChipMOS Taiwan’s listing plan on the Taiwan Stock Exchange (“TWSE”), on April 16, 2013, ChipMOS Bermuda completed the sale of 6.5 million outstanding ChipMOS Taiwan shares, at the price of NT$15.0 per share to ChipMOS Taiwan’s underwriters of the TWSE listing plan and to certain others, including non-US employees of ChipMOS Taiwan. On October 3, 2013, ChipMOS Bermuda completed the sale of 180.0 million outstanding ChipMOS Taiwan shares, at the price of NT$20.0 per share to investors and certain non-US employees of ChipMOS Taiwan. Also on April 9, 2014, ChipMOS Bermuda completed the sale of 1.3 million outstanding ChipMOS Taiwan shares, at the price of NT$26.5 per share as “green shoe” option to market investors. Under a proposed merger between ChipMOS Taiwan and its subsidiary, ThaiLin which was approved by the Special General Meetings of Shareholders of ChipMOS Taiwan and ThaiLin on December 30, 2014, ThaiLin’s shareholders were offered a combination of NT$12.5 in cash and 0.311 of one ChipMOS Taiwan’s ordinary share in exchange for each ThaiLin’s ordinary share. The merger was completed on June 17, 2015 and ChipMOS Taiwan is the surviving entity and remains listed on the TWSE. As of December 31, 2015, ChipMOS Bermuda owned 58.27% (2014:60.38%) of ChipMOS Taiwan’s outstanding shares.

ThaiLin was incorporated on May 15, 1996 and is listed on the GreTai Securities Market in Taiwan. ThaiLin is engaged in wafer and semiconductor testing services. On December 31, 2002, ChipMOS Taiwan acquired an equity interest of 41.8% in ThaiLin. The interest in ThaiLin subsequently increased to 47.5%. On December 1, 2003, ChipMOS Taiwan obtained controlling influence over ThaiLin’s decisions on its operations, personnel and financial policies. Therefore, ThaiLin has been consolidated into these financial statements from December 1, 2003 in spite of the fact that ChipMOS Taiwan holds an equity interest of less than 50% in ThaiLin As of December 31, 2014, ChipMOS Taiwan held a 47.54% equity interest in ThaiLin. ThaiLin was merged into ChipMOS Taiwan. (see above)

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

1.	Corporate and group information (continued)

ChipMOS USA was incorporated in the United States of America in October 1999. It engages in sales and customer services and all the expenses incurred from these activities are charged to current income. ChipMOS USA began generating revenue in 2001. As of December 31, 2015, ChipMOS Taiwan owned 100% (2014: 100%) of the outstanding shares of ChipMOS USA.

ChipMOS BVI was incorporated in the British Virgin Islands on January 29, 2002. ChipMOS BVI conducts its operations through ChipMOS Shanghai. ChipMOS Shanghai, a wholly-owned subsidiary of ChipMOS BVI was established in the People’s Republic of China (“PRC”) on June 7, 2002. ChipMOS Shanghai is engaged in wafer testing, semiconductor assembly and testing, and module and subsystem manufacturing. ChipMOS Shanghai commenced commercial production in 2003. Under an Assignment and Assumption Agreement signed on April 22, 2011, ThaiLin agreed to purchase a convertible notes issued by ChipMOS BVI (“MMT Notes”) from ChipMOS Bermuda for a purchase price US$39,950 thousand. On October 3, 2011, the transaction was completed. On October 3, 2011, ThaiLin converted the MMT Notes into common shares of ChipMOS BVI and purchased all of the remaining common shares of ChipMOS BVI from ChipMOS BVI’s sole shareholder, Jesper Limited. ChipMOS BVI and its wholly-owned subsidiary, ChipMOS Shanghai, became wholly-owned subsidiaries of ThaiLin. Following the merger of ChipMOS Taiwan and ThaiLin completed on June 17, 2015, ChipMOS BVI and ChipMOS Shanghai became wholly-owned subsidiaries of ChipMOS Taiwan. As of December 31, 2015, ChipMOS Taiwan owned 100% of the outstanding shares of ChipMOS BVI and ChipMOS BVI owned 100% of the interests of ChipMOS Shanghai.

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

The financial statements have been prepared on a historical cost basis, except for the available-for-sale financial assets and defined benefit pension plans – plan assets measured at fair value.

These consolidated financial statements are presented in New Taiwan dollars (“NT$”), which is the Company’s functional currency.

b)	New and amended standards adopted by the group

The group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 January 2015:

Annual Improvements to IFRSs – 2010 – 2012 Cycle and 2011 – 2013 Cycle

Defined Benefit Plans: Employee Contributions – Amendments to IAS 19

The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

The group also elected to adopt the following two amendments early:

Annual Improvements to IFRSs – 2012 – 2014 Cycle, and

Disclosure Initiative: Amendments to IAS 1.

As these amendments merely clarify the existing requirements, they do not affect the group’s accounting policies or any of the disclosures.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

2.	Basis of preparation of financial statements and principal accounting policies (continued)

c)	Adoption of new and revised International Financial Reporting Standards

Amendment to IFRSs effective for the financial year ending December 31, 2015 are not expected to have a material impact on the Group. Major Amendment to IFRSs that are not yet effective are listed below:

New Standards, Interpretations and Amendments	Effective date by International Accounting Standards Board
IFRS 9, “Financial instruments”	January 1, 2018
IFRS 15, “Revenue from contracts with customers”	January 1, 2018
IFRS 16, “Leases”	January 1, 2019

Other Amendments to IFRSs not listed above are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

d)	Basis of consolidation

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

2.	Basis of preparation of financial statements and principal accounting policies (continued)

e)	Significant judgments and estimates

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

Entities in which the Group holds less than 50% of the voting rights

Before the merger as mentioned in Note 1 above, ChipMOS Bermuda consolidated ThaiLin in reliance on IFRS 10 “Consolidated Financial Statements” which requires a company to consolidate an entity, notwithstanding the lack of majority ownership, if such consolidation is necessary to present fairly its financial position and results of operations because of the existence of a parent-subsidiary relationship by means other than record ownership and by means other than record ownership of voting stock. This relationship is based on ChipMOS Bermuda’s power to direct or cause the direction of the management and policies of ThaiLin.

Revenue recognition

The Group estimates sales discounts and returns based on historical results and other known factors. Provisions for such liabilities are recorded as a deduction item to sales revenues when the sales are recognized. The Group reassesses the reasonableness of estimates of discounts and returns periodically.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

2.	Basis of preparation of financial statements and principal accounting policies (continued)

f)	Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost, less provision for depreciation and impairment losses, if any.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable cost of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the item has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the consolidated income statements in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in future economic benefits expected to be obtained from the use of the item, the expenditure is capitalized as an additional cost of the item. When an item of property, plant and equipment is disposed of or retired, its cost and accumulated depreciation are removed from the financial statements and any gain or loss resulting from the disposal or retirement, being the difference between the net proceeds and the carrying amount of the asset, is included in consolidated income statements.

Depreciation is provided on the straight-line method, based on the estimated useful life of the individual assets, as follows:

Buildings and auxiliary equipment	6 to 51 years
Machinery and equipment	2 to 6 years
Tools	2 to 5 years
Other equipment	2 to 6 years

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

2.	Basis of preparation of financial statements and principal accounting policies (continued)

g)	Impairment of non-financial assets

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

h)	Inventories

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

When inventories are consumed, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

2.	Basis of preparation of financial statements and principal accounting policies (continued)

i)	Investments and other financial assets

Initial recognition and measurement

The Group’s financial assets are classified, at initial recognition, into financial assets at fair value through profit or loss (“FVTPL”), loans and receivables and available-for-sale financial investments. When financial assets are recognized initially, they are measured at fair value plus transaction costs that are attributable to the acquisition of the financial assets.

All regular way purchases or sales of financial assets are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortized cost of loans and receivables and a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period.

Income is recognized on an effective interest basis for debt instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets at FVTPL include financial assets held for trading and those designated as at FVTPL upon initial recognition.

A financial asset is classified as held for trading, mainly for cash management purpose as part of operating activities, if it has been acquired principally for the purpose of selling in the near future; or it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or it is a derivative that is not designated and effective as a hedging instrument.

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

2.	Basis of preparation of financial statements and principal accounting policies (continued)

i)	Investments and other financial assets (continued)

Subsequent measurement (continued)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At the end of each reporting period, subsequent to initial recognition, loans and receivables (including accounts and notes receivables, other receivables, refundable deposits, short-term deposits and cash and cash equivalents) are carried at amortized cost using the effective interest method, less any identified impairment losses.

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

j)	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

2.	Basis of preparation of financial statements and principal accounting policies (continued)

j)	Impairment of financial assets (continued)

Financial assets carried at amortized cost (continued)

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in the consolidated income statement. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group.

If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to other expenses in the consolidated income statement.

k)	Derecognition of financial assets

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

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

2.	Basis of preparation of financial statements and principal accounting policies (continued)

l)	Investments in associates

The Company’s investments in associates are accounted for using the equity method. An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of an entity, but is not control or joint control over those policies. Any difference between the acquisition cost and the Company’s share of the net fair value of the identifiable assets and liabilities of associates is accounted for as follows:

(a)	Any excess of the acquisition cost over the company’s share of the net fair value of the identifiable assets and liabilities of an associate at the date of acquisition is recognized as goodwill and is included in the carrying amount of the investment. Amortization of goodwill is not permitted.

(b)	Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities of an associate over the acquisition cost, after reassessing the fair value, is recognized as a gain in profit or loss on the acquisition date.

Under the equity method, the investments in associates are carried on the statements of financial position at cost plus post acquisition changes in the Company’s share of profit or loss and other comprehensive income of associates. The Company’s share of changes in associates’ profit or loss and other comprehensive income are recognized directly in profit or loss and other comprehensive income, respectively, of the Company. Distributions received from an associate reduce the carrying amount of the investment. Any unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the Company’s interest in the associate.

Upon an associate’s issuance of new shares, if the Company takes up more shares than its original proportionate holding while maintaining its significant influence over that associate, such increase would be accounted for as an acquisition of an additional equity interest in the associate. Upon an associate’s issuance of new shares, if the company does not take up proportionate shares and reduces its shareholding percentage while maintaining its significant influence over that associate, the Company will treat the transaction as deemed disposal and reclassify to profit or loss the proportion of the gain or loss previously recognized in other comprehensive income relating to that reduction in ownership interest where appropriate.

The Company ceases to use the equity method upon loss of significant influence over an associate. Any difference between the carrying amount of the investment in an associate upon loss of significant influence and the fair value of the retained investment plus proceeds from disposal will be recognized in profit or loss.

The Company determines at each reporting date whether there is any objective evidence that the investments in associates are impaired. An impairment loss, being the difference between the recoverable amount of the associate and its carrying value, is recognized in profit or loss in the statement of comprehensive income and forms part of the carrying amount of the investments.

m)	Financial liabilities

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

2.	Basis of preparation of financial statements and principal accounting policies (continued)

m)	Financial liabilities (continued)

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the consolidated income statements when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the consolidated income statements.

The Company doesn’t have financial liabilities with other classification.

n)	Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the consolidated income statements.

o)	Dividends

Dividends are simultaneously proposed and declared, because the Company’s bye – laws grant the directors the authority to declare dividends. Consequently, dividends are recognized immediately as a liability when they are proposed and declared.

p)	Operating lease charges

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

2.	Basis of preparation of financial statements and principal accounting policies (continued)

q)	Treasury stock

Treasury stock is stated at cost and shown as a deduction in equity. When the Company retires treasury stock, the treasury stock account is reduced and the share capital as well as the capital surplus – share premium are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of par value and share premium, the difference is charged to respective capital surplus and to retained earnings for any remaining amount. The Company’s stock held by its subsidiary is treated as treasury stock.

r)	Provisions

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

s)	Foreign currency translation

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

The resulting exchange differences are recorded in other comprehensive income and the cumulative balance is included in foreign currency translation reserve in the consolidated statements of changes in equity. On disposal of a foreign entity, the deferred cumulative amount recognized in foreign currency translation reserve relating to that particular foreign operation is recognized in the consolidated income statements. For the purpose of the consolidated statements of cash flows, the cash flows of overseas subsidiaries are translated into New Taiwan dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into New Taiwan dollars at the weighted average exchange rates for the year.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

2.	Basis of preparation of financial statements and principal accounting policies (continued)

t)	Revenue recognition

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

The Group engaged in wafer testing, semiconductor assembly and testing, and module and subsystem manufacturing. The criteria that the Group uses to determine when to recognize revenue are: (a) the entity has transferred to the buyer the significant risks and rewards of ownership of the goods; (b) the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the entity; and (e) the stage of completion of the transaction at the end of the reporting period can be measured reliably, and (f) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

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

u)	Government grant

The grant relates to land use rights in the PRC. Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as other operating income on a systematic basis over 50 years in straight method that the costs, which it is intended to compensate, are expensed.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the consolidated income statement over the expected useful life of the relevant asset by equal annual instalments or deducted from the carrying amount of the asset and released to the consolidated income statement by way of a reduced depreciation charge.

Where the Group receives grants of non-monetary assets, the grants are recorded at the fair value of the non-monetary assets and released to the consolidated income statements over the expected useful lives of the relevant assets by equal annual instalments.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

2.	Basis of preparation of financial statements and principal accounting policies (continued)

v)	Research and development costs

Research and development costs are expensed in the period in which it is incurred.

w)	Borrowing costs

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

x)	Pension and other post-employment benefits

The Group operates defined contribution and defined benefit plans in the Republic of China (“ROC”) and PRC. For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement plans, the cost of providing benefit is recognized based on actuarial calculations.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the year end. Actuarial gains and losses are recognized in other comprehensive income in the period which they incur. Past service costs are recognized in the consolidated income statements on the earlier of the date of the plan amendment or curtailment, and the date that the Group recognizes restructuring-related costs. Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognizes i) service costs comprising current service costs, past service costs, gains and losses on curtailments and non-routine settlements, and ii) net interest expense or income, under cost of revenue, research and development expenses, sales and marketing expenses and administrative and general expenses in the consolidated income statements.

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

y)	Share-based payments

Employees of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions) or share appreciation rights, which are settled in cash (cash-settled transactions).

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

2.	Basis of preparation of financial statements and principal accounting policies (continued)

y)	Share-based payments (continued)

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

Restricted stocks

Restricted stocks issued to employees are measured at the fair value of the equity instruments granted at the grant date, and are recognized as compensation cost over the vesting period.

For restricted stocks where those stocks do not restrict distribution of dividends to employees and employees are not required to return the dividends received if they resign during the vesting period, the Group recognizes the fair value of the dividends received by the employees who are expected to resign during the vesting period as compensation cost at the date of dividends declared.

For restricted stocks where employees do not need to pay to acquire those stocks, if the employees who resign during the vesting period, the Group will recover and retire those stocks at no cost.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

2.	Basis of preparation of financial statements and principal accounting policies (continued)

z)	Income tax

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

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

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

•

when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

2.	Basis of preparation of financial statements and principal accounting policies (continued)

z)	Income tax (continued)

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

aa)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired.

bb)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of key management personnel of the Group or the Group’s parent.

or

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group.

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	The entity and the Group are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

cc)	Subsidiaries

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

2.	Basis of preparation of financial statements and principal accounting policies (continued)

cc)	Subsidiaries (continued)

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement with the other vote holders of the investee;

•	rights arising from other contractual arrangements; and

•	the Group’s voting rights and potential voting rights.

dd)	Fair value measurement

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

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

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

3.	Translation into U.S. dollar amounts

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2015, which was NT$32.79 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

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

	2013
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	4,596,117	6,273,672	4,781,221	3,710,920	—	—	19,361,930
Inter-segment	4,923	130,634	—	—	44,211	(179,768)	—

Total revenue	4,601,040	6,404,306	4,781,221	3,710,920	44,211	(179,768)	19,361,930

Gross profit	720,015	768,267	1,352,510	529,290	44,211	25,242	3,439,535
Operating profit	336,959	374,420	1,057,372	332,364	165,130	143,599	2,409,844
Depreciation and amortization	(1,314,987)	(590,899)	(1,008,206)	(390,963)	(53,963)	64,070	(3,294,948)
Interest income	—	—	—	—	43,983	(1,261)	42,722
Interest expense	—	—	—	—	(181,687)	1,261	(180,426)
Share of profit of associates	—	—	—	—	1,752,729	(1,752,729)	—
Impairment loss recognized during the year	—	—	—	—	(3,932)	—	(3,932)
Expenditure for segment assets	350,081	770,218	2,053,704	455,367	74	(4,581)	3,624,863
Property, plant and equipment	3,239,589	2,672,015	4,564,714	2,470,019	379	(134,763)	12,811,953

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

4.	Segment Information (continued)

	2014
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	5,119,534	7,670,011	5,171,269	4,044,317	—	—	22,005,131
Inter-segment	230,663	210	—	—	49,125	(279,998)	—

Total revenue	5,350,197	7,670,221	5,171,269	4,044,317	49,125	(279,998)	22,005,131

Gross profit	1,673,373	1,425,201	1,295,555	755,541	49,125	24,146	5,222,941
Operating profit	1,257,818	1,003,190	1,009,052	475,156	(173,885)	153,054	3,724,385
Depreciation and amortization	(740,341)	(563,327)	(1,178,872)	(435,967)	(53,902)	63,443	(2,908,966)
Interest income	—	—	—	—	65,587	(1,235)	64,352
Interest expense	—	—	—	—	(133,886)	1,235	(132,651)
Share of profit of associates	—	—	—	—	2,353,419	(2,353,419)	—
Expenditure for segment assets	773,634	977,202	1,055,768	777,258	—	(15,621)	3,568,241
Property, plant and equipment	3,256,167	3,172,127	4,407,990	2,791,221	200	(132,816)	13,494,889

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

4.	Segment Information (continued)

	2015
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	US$000
Revenue
External customers	4,833,929	6,270,349	5,396,001	3,369,112	—	—	19,869,391	605,959
Inter-segment	172,264	579	—	—	44,576	(217,419)	—	—

Total revenue	5,006,193	6,270,928	5,396,001	3,369,112	44,576	(217,419)	19,869,391	605,959

Gross profit	1,614,800	457,533	1,673,100	325,387	44,576	18,412	4,133,808	126,069
Operating profit	1,220,942	(40,210)	1,353,765	28,605	(125,240)	149,361	2,587,222	78,903
Depreciation and amortization	(697,990)	(628,842)	(1,157,809)	(548,234)	(54,064)	65,016	(3,021,923)	(92,160)
Interest income	—	—	—	—	69,973	(1,690)	68,283	2,082
Interest expense	—	—	—	—	(128,725)	1,690	(127,035)	(3,874)
Share of profit of associates	—	—	—	—	1,261,910	(1,230,641)	31,269	954
Impairment loss recognized during the year	—	—	—	—	(10,062)	—	(10,062)	(307)
Expenditure for segment assets	796,964	895,767	1,366,389	589,615	2,477	(6,652)	3,644,560	111,149
Property, plant and equipment	3,360,067	3,504,868	4,560,047	2,802,524	2,400	(127,569)	14,102,337	430,080

Geographic information of revenue:

	2013	2014	2015	2015
	NT$000	NT$000	NT$000	US$000
Area
ROC	13,955,389	15,747,158	14,464,408	441,122
U.S.	830,911	745,837	449,677	13,714
Singapore	2,838,978	3,471,540	2,928,591	89,314
Korea	611,357	882,819	587,266	17,910
Japan	516,995	736,705	991,891	30,250
Others	608,300	421,072	447,558	13,649

	19,361,930	22,005,131	19,869,391	605,959

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

4.	Segment Information (continued)

Net revenue from customers representing at least 10% of the total revenue:

	2013		2014		2015		2015
	Amount	%	Amount	%	Amount	%	Amount
	NT$000		NT$000		NT$000		US$000
Customers
Novatek Microelectronics Corp. (“Novatek”)	3,838,436	20	4,404,039	20	4,307,855	22	131,377
Micron Technology, Inc. Group (“Micron”)	2,896,514	15	3,521,646	16	2,935,820	15	89,534
Winbond Electronics Corporation (“Winbond”)	1,574,078	8	2,227,706	10	2,386,975	12	72,796

The revenue generated from the above customers is mainly from the segments of Testing, Assembly, LCDD and Bumping.

5.	Operating costs and expenses

	2013	2014	2015	2015
	NT$000	NT$000	NT$000	US$000
Change of finished goods and work in process	(31,089)	50,749	6,575	201
Consumption of raw materials and materials	4,489,294	4,673,832	3,605,379	109,954
Employee benefit cost	5,063,568	5,611,757	5,652,706	172,391
Depreciation and amortization	3,294,948	2,908,966	3,021,923	92,160
Other expenses	4,476,927	5,073,092	5,109,109	155,813

Total operating costs and expenses	17,293,648	18,318,396	17,395,692	530,519

Employee benefit cost
Salaries	4,071,584	4,473,983	4,520,784	137,871
Labor and health insurance	320,083	341,542	355,331	10,837
Pension	210,772	217,877	234,721	7,158
Share-based payments	232,590	281,614	207,242	6,320
Other personnel expenses	228,539	296,741	334,628	10,205

	5,063,568	5,611,757	5,652,706	172,391

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

6.	Other operating income

	2013	2014	2015	2015
	NT$000	NT$000	NT$000	US$000
Gain on disposal of property, plant and equipment	121,297	42,322	3,050	93
Deferred income	2,375	2,440	2,496	76
Reversal of allowance for impairment of other receivables	64,779	—	—	—
Gain on disposal of scrapped material	38,322	45,397	36,804	1,123
Reversal of accrued royalty fees	140,435	—	—	—
Compensation of insurance	3,601	12,172	—	—
Settlement of advance and sundry credit	11,271	35,241	11,109	339
Others	60,331	44,700	72,550	2,212

	442,411	182,272	126,009	3,843

7.	Finance costs

	2013	2014	2015	2015
	NT$000	NT$000	NT$000	US$000
Interest on bank loans	204,710	146,397	146,445	4,466
Less: amounts capitalized in qualifying assets	(24,284)	(13,746)	(19,410)	(592)

	180,426	132,651	127,035	3,874
Finance expenses	2,579	8,153	16,435	501

	183,005	140,804	143,470	4,375

8.	Other non-operating income (expense), net

	2013	2014	2015	2015
	NT$000	NT$000	NT$000	US$000
Interest income	42,722	64,352	68,283	2,082
Foreign exchange gains (losses), net	233,990	306,931	260,497	7,945
Impairment of available-for-sale financial assets	(3,041)	—	(8,584)	(262)
Gain on disposal of financial assets at fair value through profit or loss	7,143	12,212	11,483	350
Share of profit of associates	—	—	31,269	954
Others	8,442	7,712	5,126	156

	289,256	391,207	368,074	11,225

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

9.	Income tax

The Company is an exempted company incorporated in Bermuda, a tax-free country.

Income tax expense arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions, based on existing legislation, interpretations and practices in respect thereof.

The statutory tax rates for the years ended December 31, 2013, 2014 and 2015 for ChipMOS Taiwan, ThaiLin and ChipMOS Shanghai were 17%, 17% and 25%, respectively.

(1)	The major components of income tax expense for the years ended December 31, 2013, 2014 and 2015 are:

	2013	2014	2015	2015
	NT$000	NT$000	NT$000	US$000
Current income tax:
Current tax on profits for the period	250,361	923,223	720,461	21,972
Income tax on unappropriated earnings	151,758	98,107	198,157	6,043
Adjustments in respect of current income tax of previous year	21,641	(4,340)	(1,732)	(53)

Total current tax	423,760	1,016,990	916,886	27,962

Deferred tax:
Relating to origination and reversal of temporary differences	403,334	19,254	18,969	579

Total deferred tax	403,334	19,254	18,969	579

Income tax expense reported in the consolidated income statements	827,094	1,036,244	935,855	28,541

Deferred tax charged to other comprehensive income:

	2013	2014	2015	2015
	NT$000	NT$000	NT$000	US$000
Net actuarial losses	5,198	2,465	7,099	216

(2)	Reconciliation of income tax expense and the accounting profit before income tax:

	2013	2014	2015	2015
	NT$000	NT$000	NT$000	US$000
Tax calculated based on profit before tax and statutory tax rate	569,690	947,951	711,862	21,710
Expenses disallowed by tax regulation	2,516	7,100	5,692	174
Temporary difference not recognized as deferred tax assets	(11,326)	(6,435)	(13,483)	(411)
Tax effected amount	(31,747)	(167)	6,522	199
Taxable loss not recognized as deferred tax assets	43,944	5,999	25,737	785
Effect of different tax rates in countries in which the group operates	80,618	(11,971)	3,100	94
Prior year income tax (over) under estimate	21,641	(4,340)	(1,732)	(53)
Income tax on unappropriated earnings	151,758	98,107	198,157	6,043

Income tax expense reported in the consolidated income statements	827,094	1,036,244	935,855	28,541

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

9.	Income tax (continued)

(3)	The details of deferred tax assets (liabilities) are as follows:

	January 1,	Profit and loss	Other comprehensive income	December 31,	December 31,
	NT$000	NT$000	NT$000	NT$000	US$000
Year of 2014
Unrealized exchange gains (losses)	(6,887)	(1,642)	—	(8,529)
Accounts receivable	11,871	(1,765)	—	10,106
Inventories	13,589	(252)	—	13,337
Property, plant and equipment	12,677	(3,338)	—	9,339
Deferred income	69,525	(9,550)	—	59,975
Share-based payments	642	414	—	1,056
Provision	7,038	3,273	—	10,311
Financing charges	4,312	(4,312)	—	—
Accrued pension cost	81,528	(1,986)	2,465	82,007
Other	631	(96)	—	535

	194,926	(19,254)	2,465	178,137

Year of 2015
Unrealized exchange gains (losses)	(8,529)	2,686	—	(5,843)	(178)
Accounts receivable	10,106	6,367	—	16,473	502
Inventories	13,337	1,486	—	14,823	452
Property, plant and equipment	9,339	(5,667)	—	3,672	112
Deferred income	59,975	(9,552)	—	50,423	1,538
Share-based payments	1,056	(1,056)	—	—	—
Provision	10,311	(10,311)	—	—	—
Accrued pension cost	82,007	(2,387)	7,099	86,719	2,645
Other	535	(535)	—	—	—

	178,137	(18,969)	7,099	166,267	5,071

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

9.	Income tax (continued)

(4)	Expiration dates of unused taxable loss and amounts of unrecognized deferred tax assets are as follows:

December 31, 2014
Year incurred	Amount filed / assessed	Unused amount	Unrecognized amount	Usable until
	NT$000	NT$000	NT$000
2010 (assessed)	216,415	216,415	216,415	2015
2011 (assessed)	183,912	183,912	183,912	2016
2012 (filed)	240,793	240,793	240,793	2017
2013 (filed)	192,047	192,047	192,047	2018
2014 (filed)	81,847	81,847	81,847	2019

December 31, 2015
Year incurred	Amount filed / assessed	Unused amount	Unrecognized amount	Usable until
	NT$000	NT$000	NT$000
2011 (assessed)	180,408	180,408	180,408	2016
2012 (filed)	236,206	236,206	236,206	2017
2013 (filed)	188,388	188,388	188,388	2018
2014 (filed)	80,288	80,288	80,288	2019
2015 (filed)	249,419	249,419	249,419	2020

(5)	The amounts of deductible temporary difference that are not recognized as deferred tax assets are as follows:

	2014	2015	2015
	NT$000	NT$000	US$000
Deductible temporary differences	165,398	139,241	4,246

10.	Earnings per share (“EPS”)

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

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

10.	Earnings per share (“EPS”) (continued)

The following reflects the income and share data used in the basic and diluted EPS computations:

	2013		2014		2015		2015
	NT$000		NT$000		NT$000		US$000
Profit attributable to equity holders of the Company for basic earnings		1,335,348		1,663,234		970,131		29,586
Weighted average number of ordinary shares for basic EPS (in thousands)*		29,319		29,527		28,128		28,128
Earnings per share – basic	NT$	45.55	NT$	56.33	NT$	34.49	US$	1.05
Profit attributable to equity holders of the Company for diluted earnings		1,335,348		1,663,234		970,131		29,586
Weighted average number of ordinary shares for basic EPS (in thousands)*		29,319		29,527		28,128		28,128
Effect of dilution:
Share options (in thousands)		843		717		447		447
Weighted average number of ordinary shares for diluted EPS (in thousands)*		30,162		30,244		28,575		28,575
Earnings per share – diluted	NT$	44.27	NT$	54.99	NT$	33.95	US$	1.04

*	The weighted average number of shares takes into account the weighted average effect of changes in treasury share transaction during the year.

11.	Dividend

A dividend of US$0.14 per share was approved and declared by the Board of Directors on August 12, 2014. The dividend of NT$123,392 thousand was fully paid on October 30, 2014 to all common shareholders of record at the close of business on October 16, 2014.

A dividend of US$0.14 per share was approved and declared by the Board of Directors on July 14, 2015. The dividend of NT$125,293 thousand (US$3,821 thousand) was fully paid on October 30, 2015 to all common shareholders of record at the close of business on October 16, 2015.

12.	Available-for-sale financial assets

	December 31, 2014	December 31, 2015	December 31, 2015
	NT$000	NT$000	US$000
Unlisted equity investments, at cost	279,044	79,880	2,436
Less: Allowance for impairment losses	(61,336)	(69,920)	(2,132)

	217,708	9,960	304

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

13.	Investment in associates

Details of investment in associates are as follows:

	Country of incorporation and business	Measurement method	December 31, 2014		December 31, 2015
Investee company			Carrying amount	Ownership	Carrying amount		Ownership
			NT$000%		NT$000	US$000%
JMC ELECTRONICS CO., LTD.	Kaohsiung Taiwan	Equity method	—	—	346,268	10,560	21

The Company acquired 13,300 thousand JMC ELECTRONICS CO., LTD. (“JMC”) common shares in August 2014, totaled NT$199,164 thousand. JMC issued new shares on January 31, 2015, and the Company took up 5,800 thousand shares at the purchase price of NT$20 per common share. The Company’s ownership in JMC increased from 19% to 21% and obtained significant influence over JMC which became an investment in associate and was measured by equity method from available for sale financial assets.

The tables below provide summarized financial information for the investment in associates that are material to the Group.

Statements of financial position

	JMC
	December 31, 2015	December 31, 2015
	NT$000	US$000
Current assets	765,420	23,343
Non-current assets	905,803	27,624
Current liabilities	(259,280)	(7,907)
Non-current liabilities	(783)	(24)

Total equity	1,411,160	43,036

Group’s share	299,448	9,132
Goodwill	46,820	1,428

Carrying amount	346,268	10,560

Statements of comprehensive income

	JMC
	Year ended December 31,
	2015	2015
	NT$000	US$000
Revenue	1,588,245	48,437

Profit for the year	284,267	8,669
Other comprehensive income (after tax)	(774)	(23)

Total comprehensive income	283,493	8,646

Dividend received from the investment in associate	—	—

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

14.	Property, plant and equipment

	Land	Buildings and auxiliary equipment	Machinery and equipment	Tools	Other equipment	Construction in progress and equipment to be inspected	Total	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	US$000
January 1, 2014
Cost	452,738	10,015,141	42,112,850	3,464,418	3,452,809	357,441	59,855,397
Accumulated depreciation and impairment	—	(4,845,988)	(35,998,552)	(3,089,527)	(3,109,377)	—	(47,043,444)

	452,738	5,169,153	6,114,298	374,891	343,432	357,441	12,811,953

January 1, 2014	452,738	5,169,153	6,114,298	374,891	343,432	357,441	12,811,953
Additions	—	180,711	1,001,180	198,685	106,537	2,081,128	3,568,241
Disposals	—	—	647	(621)	(3,769)	—	(3,743)
Reclassification	—	31,943	1,281,255	37,708	32,644	(1,383,550)	—
Depreciation charge for the year	—	(582,971)	(1,946,727)	(230,819)	(145,569)	—	(2,906,086)
Exchange adjustments	—	15,448	4,254	3,365	1,332	125	24,524

December 31, 2014	452,738	4,814,284	6,454,907	383,209	334,607	1,055,144	13,494,889

December 31, 2014
Cost	452,738	10,149,875	43,777,733	3,607,422	3,522,614	1,055,144	62,565,526
Accumulated depreciation and impairment	—	(5,335,591)	(37,322,826)	(3,224,213)	(3,188,007)	—	(49,070,637)

	452,738	4,814,284	6,454,907	383,209	334,607	1,055,144	13,494,889

January 1, 2015
Cost	452,738	10,149,875	43,777,733	3,607,422	3,522,614	1,055,144	62,565,526	1,908,067
Accumulated depreciation and impairment	—	(5,335,591)	(37,322,826)	(3,224,213)	(3,188,007)	—	(49,070,637)	(1,496,512)

	452,738	4,814,284	6,454,907	383,209	334,607	1,055,144	13,494,889	411,555

January 1, 2015	452,738	4,814,284	6,454,907	383,209	334,607	1,055,144	13,494,889	411,555
Additions	—	138,520	591,669	159,002	225,097	2,530,272	3,644,560	111,149
Disposals	—	—	(2,803)	(117)	(2,190)	—	(5,110)	(156)
Reclassification	—	473,747	2,243,253	34,487	6,704	(2,758,191)	—	—
Depreciation charge for the year	—	(610,551)	(2,013,069)	(233,242)	(162,115)	—	(3,018,977)	(92,070)
Impairment	—	—	—	—	(1,478)	—	(1,478)	(45)
Exchange adjustments	—	(7,042)	(1,322)	(1,420)	(641)	(1,122)	(11,547)	(353)

December 31, 2015	452,738	4,808,958	7,272,635	341,919	399,984	826,103	14,102,337	430,080

December 31, 2015
Cost	452,738	10,724,537	46,419,955	3,666,373	3,059,672	826,103	65,149,378	1,986,867
Accumulated depreciation and impairment	—	(5,915,579)	(39,147,320)	(3,324,454)	(2,659,688)	—	(51,047,041)	(1,556,787)

	452,738	4,808,958	7,272,635	341,919	399,984	826,103	14,102,337	430,080

As of December 31, 2014 and 2015, certain of the above property, plant and equipment were pledged as collateral for long-term and short-term bank loans (Notes 22, 24 and 31).

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

14.	Property, plant and equipment (continued)

	2014	2015	2015
	NT$000	NT$000	US$000
Capitalization interest	13,746	19,410	592
Capitalization interest rate applied	1.97%~3.1524%	1.7814%~3.1678%	1.7814%~3.1678%

15.	Prepaid rent

	December 31, 2014	December 31, 2015	December 31, 2015
	NT$000	NT$000	US$000
Prepaid rent – current	2,624	2,574	78
Prepaid rent – non-current	96,006	91,603	2,794

	98,630	94,177	2,872

Prepaid rent represents government grant of land use rights. The fair value of the land use rights is credited to a deferred income account and is released to rent expense over the expected useful life of 50 years by equal annual instalments. The land use rights were pledged as of December 31, 2014 (Note 31). The current portion is included in other current assets.

There are no unfulfilled conditions or contingencies attached to these grants.

16.	Inventories

	December 31, 2014	December 31, 2015	December 31, 2015
	NT$000	NT$000	US$000
Raw materials	1,532,628	1,515,096	46,206
Work in process	182,331	195,016	5,947
Finished goods	72,288	52,615	1,605

	1,787,247	1,762,727	53,758
Less: Allowance for impairment losses	(82,581)	(95,036)	(2,898)

	1,704,666	1,667,691	50,860

	2014	2015	2015
	NT$000	NT$000	US$000
Cost of revenue	16,778,142	15,694,531	478,638
Loss on abandonment	9,372	28,486	869
Allowance (reversal) for inventory valuation and obsolescence loss	(5,324)	12,566	383

	16,782,190	15,735,583	479,890

As of December 31, 2014 and 2015, no inventories were pledged.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

17.	Accounts and notes and other receivables

	December 31, 2014	December 31, 2015	December 31, 2015
	NT$000	NT$000	US$000
Accounts receivable	4,881,649	3,889,114	118,607
Notes receivable	2,375	1,394	42
Less: Allowance for impairment losses	(7,311)	—	—

	4,876,713	3,890,508	118,649

Other receivables	145,859	137,013	4,178
Less: Allowance for impairment losses	(477)	—	—

	145,382	137,013	4,178

	5,022,095	4,027,521	122,827

As of December 31, 2014 and 2015, no accounts and notes and other receivables were pledged.

The movements in allowance for impairment of accounts and other receivables during the year are as follows:

	Accounts receivable NT$000	Other receivables NT$000
January 1, 2014	7,472	477
Impairment losses reversed	(161)	—

December 31, 2014	7,311	477
Amount written off	(7,311)	(477)

December 31, 2015	—	—

December 31, 2015 (US$000)	—	—

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

The Group’s accounts receivable that were neither past due nor impaired were fully perform in line with the credit standards prescribed based on counterparties’ industrial characteristics, scale of business and profitability.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

17.	Accounts and notes and other receivables (continued)

Ageing of accounts receivable which are past due but not impaired is as follows:

	December 31, 2014	December 31, 2015	December 31, 2015
	NT$000	NT$000	US$000
≤ 1 month	71,823	37,785	1,152
1 – 2 months	18	207	7
2 – 3 months	3	1	—
3 – 4 months	—	—	—
> 4 months	50	337	10

	71,894	38,330	1,169

18.	Cash and cash equivalents and short-term deposits

	December 31, 2014	December 31, 2015	December 31, 2015
	NT$000	NT$000	US$000
Short-term deposits	5,413,684	5,966,527	181,962
Cash	537	563	17
Cash at banks	10,120,331	6,245,507	190,470

	15,534,552	12,212,597	372,449
Less:
Short-term deposits with a maturity date of more than three months	(188,400)	—	—
Unpledged short-term deposits	—	(20,036)	(611)
Restricted short-term deposits (Note 31)	(80,999)	(65,211)	(1,989)

	(269,399)	(85,247)	(2,600)

Cash and cash equivalents	15,265,153	12,127,350	369,849

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between 31 days and 6 months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

As of December 31, 2014 and 2015, the above restricted short-term deposits were pledged as collateral (Note 31).

Cash and short-term deposits of NT$1,448,197 thousand (US$44,166 thousand) (2014: NT$694,305 thousand) are held in the PRC and are subject to local exchange control regulations. These local exchange control regulations provide for restrictions on exporting capital from the country, other than through normal dividends.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

19.	Issued capital

	December 31, 2013	December 31, 2014	December 31, 2015
	thousands	thousands	thousands
Authorized shares
Ordinary shares	62,500	62,500	62,500
Preferred shares	18,750	18,750	18,750

	December 31, 2013	December 31, 2014	December 31, 2015
	thousands	thousands	thousands
Ordinary shares issued and fully paid
Thousand shares	31,778	29,003	27,290

Share capital (NT$000)	37,165	34,019	31,954

			(US$974 thousand)

The par value of ordinary shares issued was US$0.04 per share.

The movement of ordinary shares issued is set out below:

	2013	2014	2015
	thousands	thousands	thousands
January 1	33,366	31,778	29,003
Share option	499	391	219
Treasury stock	(2,087)	(3,166)	(1,932)

December 31	31,778	29,003	27,290

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

On July 14, 2015, the Board of Directors of the Company approved a share repurchase program for repurchase of ordinary shares by the Company of up to US$25.0 million. As of December 31, 2015, 1,367 thousand shares were repurchased and cancelled.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

20.	Reserves and other component of equity

The reconciliation between the opening and closing balances of each component of the Group’s consolidated equity is set out in the consolidated statements of changes in equity.

Details of the Group’s capital surplus are set out below:

	December 31, 2013	December 31, 2014	December 31, 2015	December 31, 2015
	NT$000	NT$000	NT$000	US$000
Share premium	6,932,632	6,260,568	5,830,148	177,803
Share-based payment	1,080,108	1,150,855	1,248,673	38,081
Treasury stock	808,159	1,339,484	460,292	14,038
Convertible notes*	2,627,120	2,369,544	1,489,209	45,416
Others	497,792	574,770	728,907	22,229

	11,945,811	11,695,221	9,757,229	297,567

*	The convertible notes represented the share premium arising from the conversion of convertible notes.

21.	Treasury stock

The movement of treasury stock is set out below:

	2013		2014		2015
	thousand	NT$000	thousand	NT$000	thousand	NT$000	US$000
January 1	4,474	635,741	2,093	297,580	73	52,558	1,603
Disposal by a subsidiary	(2,381)	(338,161)	(2,093)	(297,580)	—	—	—
Treasury stock (repurchased)	87	40,205	1,073	722,019	1,932	1,228,625	37,470
Treasury stock (cancelled)	(87)	(40,205)	(1,000)	(669,461)	(2,005)	(1,281,183)	(39,073)

December 31	2,093	297,580	73	52,558	—	—	—

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

22.	Long-term bank loans

	December 31, 2014	December 31, 2015	December 31, 2015
	NT$000	NT$000	US$000
Bank loans collateralized by buildings and land use right, repayable quarterly from June 2014 to March 2015, interest at floating rate (3.16545% as of December 31, 2014)	46,737	—	—
Bank loans collateralized by equipment, repayable quarterly from July 2014 to April 2015, interest at floating rate (3.16545% as of December 31, 2014)	21,416	—	—
Syndicated bank loans collateralized by land, buildings and equipment, repayable semi-annually from January 2015 to July 2019, interest at floating rate (1.8947% and 1.7474% as of December 31, 2014 and 2015, respectively)	6,000,000	4,560,000	139,066
Syndicated bank loans, repayable on July 1, 2019, interest at floating rate (1.8526% as of December 31, 2015)	—	2,000,000	60,994

	6,068,153	6,560,000	200,060
Less: Syndicated loan fee	—	(25,480)	(777)
Current portion (syndicated loan fee included)	(1,508,153)	(1,548,688)	(47,230)

	4,560,000	4,985,832	152,053

Unused credit lines of long-term bank loans are as follows:

	December 31, 2014	December 31, 2015
NT$000	4,000,000	2,000,000

The Group’s bank loans are mortgaged by certain land and buildings and equipment and land use rights as collateral (Note 31).

Details of the repayment schedule in respect of the bank loans are as follows:

	December 31, 2014	December 31, 2015	December 31, 2015
	NT$000	NT$000	US$000
Less than 1 year	1,508,153	1,548,688	47,230
2 to 5 years	4,560,000	4,985,832	152,053

	6,068,153	6,534,520	199,283

Under syndicated bank loans facility agreements, the Group is required to maintain certain financial ratios. As of December 31, 2014 and 2015, the Group was in compliance with the financial ratio requirements.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

23.	Accrued pension cost

a)	Defined benefit plans

1)	ChipMOS Taiwan and ThaiLin have a defined benefit pension plan in accordance with the Labor Standards Law, covering all regular employees’ service years prior to the enforcement of the Labor Pension Act on July 1, 2005 and service years thereafter of employees who chose to continue to be subject to the pension mechanism under the Law. Under the defined benefit pension plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement.

ChipMOS Taiwan and ThaiLin contribute monthly an amount equal to 2% of the employees’ monthly salaries and wages to the retirement fund deposited with Bank of Taiwan, the trustee, under the name of the independent retirement fund committee. Also, ChipMOS Taiwan and ThaiLin would assess the balance in the aforementioned labor pension reserve account by the end of December 31, every year. If the account balance is not enough to pay the pension calculated by the aforementioned method, to the labors expected to be qualified for retirement next year, ChipMOS Taiwan and ThaiLin will make contribution for the deficit by next March.

2)	The amounts recognized in the balance sheet are as follows:

	December 31, 2014	December 31, 2015	December 31, 2015
	NT$000	NT$000	US$000
Present value of defined benefit obligations	(812,840)	(844,166)	(25,745)
Fair value of plan assets	321,082	324,695	9,902

Net defined benefit liability	(491,758)	(519,471)	(15,843)

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

23.	Accrued pension cost (continued)

a)	Defined benefit plans (continued)

3)	Movements in net defined benefit liabilities are as follows:

	2014
	Present value of defined benefit obligations	Fair value of plan asset	Net defined benefit liability
	NT$000	NT$000	NT$000
January 1, 2014	(808,621)	318,133	(490,488)
Current service cost	(569)	—	(569)
Interest (expense) income	(17,238)	6,937	(10,301)

	(826,428)	325,070	(501,358)

Remeasurements:
Return of plan asset (not including the amount included in interest income or expense)	—	369	369
Financial assumption movement effect	12,302	—	12,302
Experience adjustments	(27,174)	—	(27,174)

	(14,872)	369	(14,503)

Pension fund contribution	—	24,103	24,103
Paid Pension	28,460	(28,460)	—

December 31, 2014	(812,840)	321,082	(491,758)

	2015
	Present value of defined benefit obligations	Fair value of plan asset	Net defined benefit liability	Net defined benefit liability
	NT$000	NT$000	NT$000	US$000
January 1, 2015	(812,840)	321,082	(491,758)	(14,997)
Current service cost	(983)	—	(983)	(30)
Interest (expense) income	(16,903)	6,811	(10,092)	(308)

	(830,726)	327,893	(502,833)	(15,335)

Remeasurements:
Return of plan asset (not including the amount included in interest income or expense)	—	872	872	27
Financial assumption movement effect	(46,851)	901	(45,950)	(1,401)
Experience adjustments	3,322	—	3,322	101

	(43,529)	1,713	(41,756)	(1,273)

Pension fund contribution	—	25,118	25,118	766
Paid Pension	30,089	(30,089)	—	—

December 31, 2015	(844,166)	324,695	(519,471)	(15,842)

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

23.	Accrued pension cost (continued)

a)	Defined benefit plans (continued)

4)	The Bank of Taiwan was commissioned to manage the Fund of the ChipMOS Taiwan and ThaiLin’s defined benefit pension plan in accordance with the Fund’s annual investment and utilization plan and the “Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund” (Article 6: The scope of utilization for the Fund includes deposit in domestic or foreign financial institutions, investment in domestic or foreign listed, over-the-counter, or private placement equity securities, investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the Fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. If the earning is less than aforementioned rates, government shall make payment for the deficit after authorized by the Regulator. ChipMOS Taiwan and ThaiLin have no right to participate in managing and operating that fund and hence the ChipMOS Taiwan and ThaiLin are unable to disclose the classification of plan asset fair value in accordance with IAS19 paragraph 142. The constitution of fair value of plan assets as of December 31, 2015 and 2014 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.

5)	The principal actuarial assumptions used were as follows:

	2014	2015
Discount rate used in determining present values	2.25%	1.75%
Expected future salary increase rate	3.50%~5.00%	3.50%

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience in each territory.

Because the main actuarial assumption changed, the present value of defined benefit obligation is affected.

The sensitivity analysis of present value of defined benefit obligation effected by the changes of significant actuarial assumptions at December 31, 2014 and 2015 are shown below:

	Discount rate		Future salary increase rate
	Increase 0.25%	Decrease 0.25%	Increase 0.25%	Decrease 0.25%
December 31, 2014
Effect on present value of defined benefit obligation	(29,666)	31,236	30,736	(29,352)

December 31, 2015
Effect on present value of defined benefit obligation	(30,255)	31,832	31,215	(29,837)

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

23.	Accrued pension cost (continued)

a)	Defined benefit plans (continued)

5)	The principal actuarial assumptions used were as follows: (continued)

The sensitivity analysis above is based on other conditions are unchanged but only one assumption is changed. In practice, more than one assumption may change all at once. The method of analysing sensitivity and the method of calculating net pension liability in the statements of financial position is the same.

The major assumptions of the actuarial valuation remain unchanged from 2014.

6)	The Group expects to make contributions of NT$24,443 thousand (US$745 thousand) during 2016.

7)	As of December 31, 2015, the weighted average duration of that retirement plan is 14.9 year. The analysis of timing of the future pension payment was as follows:

	December 31, 2015
	NT$000	US$000
Within 1 year	20,131	614
1-2 years	23,468	716
2-5 years	91,173	2,780
6-10 years	171,454	5,229

	306,226	9,339

b)	Defined contribution plans

Effective July 1, 2005, ChipMOS Taiwan and ThaiLin have established a defined contribution pension plan (the “New Plan”) under the Labor Pension Act (the “Act”), covering all regular employees with R.O.C. nationality. Under the New Plan, ChipMOS Taiwan and ThaiLin contribute monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment.

ChipMOS Shanghai has a defined contribution plan. Monthly contributions to an independent fund administered by the government in accordance with the pension regulations in PRC are based on certain percentage of employees’ monthly salaries and wages. The contribution percentage for the years ended December 31, 2015 and 2014 were 21% and 21%, respectively. Other than the monthly contributions, ChipMOS Shanghai has no further obligations.

The pension costs under defined contribution pension plans of the Group for the years ended December 31, 2014 and 2015 were NT$207,007 thousand and NT$223,646 thousand (US$6,821 thousand), respectively.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

24.	Short-term bank loans

	December 31, 2014	December 31, 2015	December 31, 2015
	NT$000	NT$000	US$000
Secured bank loans	24,151	—	—
Unsecured bank loans	1,744,119	1,148,875	35,037

	1,768,270	1,148,875	35,037

Annual interest rate	0.8668% - 3.16545%	0.90% - 0.98%

Unused credit lines of short-term bank loans are as follows:

	December 31, 2014	December 31, 2015
NT$000	3,125,486	2,628,140
US$000	35,498	50,000

Certain of the Group’s short-term bank loans are secured by certain assets as collateral (Note 31).

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

25.	Significant commitments and contingencies

Operating leases commitments

ChipMOS Taiwan entered into several operating lease contracts for land. These renewable operating leases will expire by 2034.

ChipMOS Taiwan entered into several operating lease contracts for machinery and equipment. These renewable operating leases will expire by 2016.

ChipMOS USA entered into several operating lease contracts for office space. These renewable operating leases will expire in 2016, respectively.

ChipMOS Shanghai entered into several operating lease contracts for machinery and equipment. These renewable operating leases will expire by 2016.

Future minimum lease payments under those leases are as follows:

	December 31, 2014	December 31, 2015	December 31, 2015
	NT$000	NT$000	US$000
≤ 1 year	83,832	64,396	1,964
2 to 5 years	140,767	126,907	3,870
> 5 years	225,279	194,962	5,946

	449,878	386,265	11,780

Capital commitments

Capital expenditures that are contracted for, but not provided for are as follows:

	December 31, 2014	December 31, 2015
Property, plant and equipment
NT$000	910,802	1,132,522
US$000	3,532	—
Chinese Yuan 000	3,454	36,583

In total, the capital commitments of the Group as of December 31, 2014 and 2015 are NT$1,040,001 thousand and NT$1,316,644 thousand (US$40,154 thousand), respectively.

Other commitments

A letter of guarantee is issued by Bank of Taiwan to the Tariff Bureau of the Ministry of Finance for making payment of customs duty deposits when importing. The amount of letter of guarantee will occupy the credit lines for short-term loans of ChipMOS Taiwan. As of December 31, 2015, tax payable of NT$131,000 thousand (US$3,995 thousand) are guaranteed by Bank of Taiwan.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

26.	Subsidiaries that have non-controlling interest that are material to the Group

Financial information of subsidiaries that have material non-controlling interests is provided below:

Proportion of equity interest held by non-controlling interests:

	Country of incorporation and operation	2014	2015
ChipMOS Taiwan	ROC	39.62%	41.73%
ThaiLin	ROC	71.30%	Not applicable	*
ChipMOS Shanghai	PRC	71.30%	Not applicable	*

	2014	2015
	NT$000	NT$000
Accumulated balances of material non-controlling interests:
ChipMOS Taiwan	5,759,956	7,996,367
ThaiLin	1,633,448	Not applicable	*
ChipMOS Shanghai	1,079,319	Not applicable	*

Profit (loss) allocated to material non-controlling interests:
ChipMOS Taiwan	993,576	868,022
ThaiLin	238,265	36,951	*
ChipMOS Shanghai	43,589	122	*

*	ThaiLin was merged into ChipMOS Taiwan on June 17, 2015. After the merger, ChipMOS Shanghai became the wholly-owned subsidiary of ChipMOS Taiwan.

The summarized financial information of these subsidiaries is provided below. This information is based on amounts before inter-company eliminations.

Summarized statement of comprehensive income for 2014:

	ChipMOS Taiwan	ThaiLin	ChipMOS Shanghai
	NT$000	NT$000	NT$000
Revenue	19,544,911	1,514,711	1,176,382
Cost of revenue	(14,895,046)	(1,096,355)	(1,087,229)
Operating expenses	(1,104,143)	(154,879)	(39,281)
Finance costs	(126,487)	(8,552)	(6,999)
Other non-operating income (expenses), net	624,677	945,047	18,045

Profit before tax	4,043,912	1,199,972	60,918
Income tax	(710,525)	(192,963)	—

Profit for the year	3,333,387	1,007,009	60,918

Total comprehensive income for the year	3,098,982	415,175	60,918

Net profit attributable to non-controlling interests	993,576	238,265	43,589
Dividends paid to non-controlling interests	411,077	80,874	—

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

26.	Subsidiaries that have non-controlling interest that are material to the Group (continued)

Summarized statement of comprehensive income for 2015:

	ChipMOS Taiwan	ThaiLin*	ChipMOS Shanghai
	NT$000	NT$000	NT$000
Revenue	18,275,095	734,786	1,032,353
Cost of revenue	(14,351,489)	(544,791)	(1,075,134)
Operating expenses	(1,277,472)	(67,640)	(43,423)
Finance costs	(143,079)	(14)	(1,509)
Other non-operating income (expenses), net	300,822	(30,869)	27,345

Profit before tax	2,803,877	91,472	(60,368)
Income tax	(673,553)	(21,036)	—

Profit for the year	2,130,324	70,436	(60,368)

Total comprehensive income for the year	2,105,295	70,436	(60,368)

Net profit attributable to non-controlling interests	868,022	36,951	122
Dividends paid to non-controlling interests	840,274	—	—

*	ThaiLin was merged into ChipMOS Taiwan on June 17, 2015. After the merger, ChipMOS Shanghai became the wholly-owned subsidiary of ChipMOS Taiwan. The statement of comprehensive income of ThaiLin was for the period from January 1, 2015 to June 16, 2015.

Summarized statement of financial position as of December 31, 2014:

	ChipMOS Taiwan	ThaiLin	ChipMOS Shanghai
	NT$000	NT$000	NT$000
Current assets	17,068,919	2,336,985	1,216,519
Non-current assets	14,243,381	3,121,787	717,511
Current liabilities	7,827,932	358,413	325,004
Non-current liabilities	5,400,498	52,846	94,107
Total equity	18,083,870	5,047,513	1,514,919

Summarized statement of financial position as of December 31, 2015:

	ChipMOS Taiwan	ThaiLin*	ChipMOS Shanghai
	NT$000	NT$000	NT$000
Current assets	14,982,516	2,016,696	1,870,066
Non-current assets	15,789,367	3,120,931	773,282
Current liabilities	6,061,658	55,299	1,127,362
Non-current liabilities	5,803,338	53,846	89,837
Total equity	18,906,887	5,028,482	1,426,149

*	ThaiLin was merged into ChipMOS Taiwan on June 17, 2015. After the merger, ChipMOS Shanghai became the wholly-owned subsidiary of ChipMOS Taiwan. The statement of financial position of ThaiLin was as of June 16, 2015.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

26.	Subsidiaries that have non-controlling interest that are material to the Group (continued)

Summarized cash flow information for year ended December 31, 2014:

	ChipMOS Taiwan	ThaiLin	ChipMOS Shanghai
	NT$000	NT$000	NT$000
Operating	5,731,189	197,096	187,075
Investing	(2,914,304)	510,149	(110,800)
Financing	777,122	(979,170)	168,524
Effect of foreign exchange rate changes	—	—	25,358

Net increase (decrease) in cash and cash equivalents	3,594,007	(271,925)	270,157

Summarized cash flow information for year ended December 31, 2015:

	ChipMOS Taiwan	ThaiLin*	ChipMOS Shanghai
	NT$000	NT$000	NT$000
Operating	5,477,929	57,835	92,160
Investing	(5,365,091)	(169,382)	(205,293)
Financing	(2,653,333)	—	889,234
Effect of foreign exchange rate changes	—	(40,444)	(18,636)

Net increase (decrease) in cash and cash equivalents	(2,540,495)	(151,991)	757,465

*	ThaiLin was merged into ChipMOS Taiwan on June 17, 2015. After the merger, ChipMOS Shanghai became the wholly-owned subsidiary of ChipMOS Taiwan. The summarized cash flow information of ThaiLin disclosed was for the period from January 1, 2015 to June 16, 2015 before the merger.

27.	Transactions with non-controlling interests

The proposed plan to merge the Company’s subsidiaries, ChipMOS Taiwan and ThaiLin was approved by the respective shareholders at the special shareholders’ meetings held on December 30, 2014 and was completed on June 17, 2015 and ChipMOS Taiwan is the surviving entity. ThaiLin’s shareholders were offered a combination of NT$12.5 in cash and 0.311 of one ChipMOS Taiwan common share in exchange for each ThaiLin common share held. ChipMOS Taiwan issued 35,932 thousand shares and NT$1,444,224 thousand (US$44,045 thousand) in cash to exchange for 52% of ThaiLin’s shares. The transaction was treated as an equity transaction. The difference between the amount by which the non-controlling interest is adjusted and the fair value of the consideration paid was recognized in equity attributed to the Company.

The effect on the equity attributed to the Company during the period is summarized as follows:

	2015
	NT$000	US$000
Carrying amount of NCI changed, net	364,924	11,129
Consideration paid to NCI	(1,444,224)	(44,045)

Excess of consideration paid recognized	(1,079,300)	(32,916)

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

28.	Changes in ownership interest in subsidiaries

On June 17, 2015, ChipMOS Taiwan completed the merger with ThaiLin and ChipMOS Taiwan continues as the surviving entity. Before the merger, ChipMOS Taiwan held 47.54% of the outstanding shares of ThaiLin, ThaiLin held 100% of the outstanding shares of ChipMOS BVI and ChipMOS BVI held 100% of the outstanding shares of ChipMOS Shanghai. After the merger, ChipMOS BVI and its wholly-owned subsidiary, ChipMOS Shanghai, became wholly-owned subsidiaries of ChipMOS Taiwan. Pursuant to the merger, 35,932 thousand ChipMOS Taiwan common shares were issued. Also on July 21, 2015, ChipMOS Taiwan issued 15,752 thousand restricted shares per its Restricted Stock Award Agreement. As a result, of the above transactions, the Company’s interests in ChipMOS Taiwan had changed from 60.38% to 58.25%, and the Company’s interests in ChipMOS Shanghai had changed from 28.70% to 58.25%.

29.	Supplementary cash flow information

a)	Partial cash paid for investing activities:

	2013	2014	2015	2015
	NT$000	NT$000	NT$000	US$000
Purchase in property, plant and equipment	3,624,863	3,568,241	3,644,560	111,149
Add: Payable to contractors and equipment suppliers at beginning of year	484,659	858,239	1,307,459	39,873
Less: Payable to contractors and equipment suppliers at the end of the year	(858,239)	(1,307,459)	(523,962)	(15,979)

Cash paid for acquisition of property, plant and equipment	3,251,283	3,119,021	4,428,057	135,043

b)	Treasury stock

	2013	2014	2015	2015
	NT$000	NT$000	NT$000	US$000
Repurchase of shares	40,855	722,092	1,228,625	37,470
Less: Prepayment for the repurchase of shares at the beginning of the year	—	—	(421,003)	(12,840)

Cash paid for purchase of treasury stock	40,855	722,092	807,622	24,630

30.	Related party transactions

During 2013, as part of ChipMOS Taiwan’s listing plan on the TWSE, ChipMOS Bermuda disposed of 23,268 thousand ChipMOS Taiwan shares to certain key management personnel and their close family members with a total consideration of NT$463,395 thousand.

Key management personnel compensation:

	2013	2014	2015	2015
	NT$000	NT$000	NT$000	US$000
Short-term employee benefits	155,969	220,848	217,734	6,640
Post-employment pension	1,825	2,147	2,249	69
Share-based payments	49,044	87,937	100,280	3,058

	206,838	310,932	320,263	9,767

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

31.	Pledged or mortgaged assets

The Group provided certain assets as collateral mainly for long-term bank loans (Note 22), short-term bank loans (Note 24) and customs duty guarantee, which were as follows:

	December 31, 2014	December 31, 2015	December 31, 2015
	NT$000	NT$000	US$000
Property, plant and equipment (Note 14)	7,267,802	6,192,673	188,858
Restricted short-term deposits (Note 18)	80,999	65,211	1,989
Prepaid rents (Note 15)	98,630	—	—

	7,447,431	6,257,884	190,847

32.	Financial instruments by category

	December 31, 2014	December 31, 2015	December 31, 2015
	NT$000	NT$000	US$000
Financial assets
Available-for-sale financial assets, at cost	217,708	9,960	304
Loans and receivables ( including cash and cash equivalents, short-term deposits, accounts and notes receivable, other receivables and refundable deposits)	20,577,898	16,261,958	495,942

	20,795,606	16,271,918	496,246

Financial liabilities
Financial liabilities at amortized cost (including bank loans, accounts payable, payables to contractors and equipment suppliers and other payables)	12,124,099	10,784,531	328,896

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

33.	Financial risk management and fair values of financial instruments

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

The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency) and the Group’s net investments in foreign subsidiaries.

The Group applies natural hedges from using account receivables and account payables denominated in the same currency. However, this natural hedge does not concur with the requirement for hedge accounting. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Group.

The Group’s foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar for cash, cash equivalent, account receivables, other receivables, bank loans, account payables and other payables.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

33.	Financial risk management and fair values of financial instruments (continued)

a)	Financial risk management (continued)

1)	Market risk (continued)

i)	Foreign currency risk (continued)

The Group’s businesses involve some non-functional currency operations. The information on the assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	December 31, 2014
	Foreign currency	Exchange rate	Carrying amount (NT$000)
Financial assets
Monetary items
US$000	193,247	31.6500	6,115,975
JPY000	1,425,269	0.2646	377,126
Financial liabilities
Monetary items
US$000	77,954	31.6500	2,466,946
JPY000	3,173,824	0.2646	839,794

	December 31, 2015
	Foreign currency	Exchange rate	Carrying amount (NT$000)
Financial assets
Monetary items
US$000	228,958	32.825	7,515,554
JPY000	1,335,293	0.2727	364,134
Financial liabilities
Monetary items
US$000	46,525	32.825	1,527,191
JPY000	849,513	0.2727	231,662

The total exchange gain recognized include realized and unrealized gain arising from significant foreign exchange variation on the monetary items held by the Group for the year ended December 31, 2014 and 2015 amounted NT$306,931 thousand and NT$260,497 thousand (US$7,945 thousand) respectively.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

33.	Financial risk management and fair values of financial instruments (continued)

a)	Financial risk management (continued)

1)	Market risk (continued)

i)	Foreign currency risk (continued)

The following table details the Group’s exposure at the end of the reporting period to currency risk arising from recognized monetary assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate.

	December 31, 2014
	Change in exchange rate	Effect on profit (NT$000)	Effect on equity (NT$000)
Financial assets
US$000	5%	305,799	305,799
JPY000	5%	18,856	18,856
Financial liabilities
US$000	5%	123,347	123,347
JPY000	5%	41,990	41,990

	December 31, 2015
	Change in exchange rate	Effect on profit (NT$000)	Effect on equity (NT$000)
Financial assets
US$000	5%	375,778	375,778
JPY000	5%	18,207	18,207
Financial liabilities
US$000	5%	76,360	76,360
JPY000	5%	11,583	11,583

ii)	Interest rate risk

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

At December 31, 2015, it is estimated that a general increase or decrease of 100 basis points (1%) in interest rates, with all other variables held constant, would decrease or increase the Group’s profit and equity by approximately NT$77,089 thousand (US$2,351 thousand) (2014: NT$78,364 thousand).

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

33.	Financial risk management and fair values of financial instruments (continued)

a)	Financial risk management (continued)

1)	Market risk (continued)

iii)	Equity price risk

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

The Group has three and four customers that had balances greater than ten percent of total notes and accounts receivable as of December 31, 2014 and 2015, respectively, as detailed in the below table. The credit concentration risk of other accounts and notes receivable is insignificant.

Customers	December 31, 2014	December 31, 2015
Micron	14%	12%
Novatek	18%	18%
Himax Technologies, Inc.	10%	12%
Winbond	9%	12%

Credit risk from balances with banks and financial institutions is managed by the Group’s finance unit in accordance with the Group’s policy. Bank balances are held with financial institutions of good standing. The Group’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

33.	Financial risk management and fair values of financial instruments (continued)

a)	Financial risk management (continued)

3)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Group monitors and maintains adequate cash and banking facilities to finance the Group’s operations. See Notes 22 and 24 about the unused credit lines of the Group.

The maturity profile of the Group’s non-derivative financial liabilities as of December 31, 2014 and 2015 based on the contracted undiscounted payments is as follows:

	December 31, 2014
	< 1 year	2 to 5 years	> 5 years	Total

	NT$000	NT$000	NT$000	NT$000
Long-term bank loans (including current portion)	1,604,086	4,684,449	—	6,288,535
Accounts payable and payables to contractors and equipment suppliers	2,382,384	—	—	2,382,384
Other payables	1,905,292	—	—	1,905,292
Short-term bank loans	1,773,368	—	—	1,773,368
Guarantee deposit	—	—	1,694	1,694

	7,665,130	4,684,449	1,694	12,351,273

	December 31, 2015
	< 1 year	2 to 5 years	> 5 years	Total	Total

	NT$000	NT$000	NT$000	NT$000	US$000
Long-term bank loans (including current portion)	1,658,830	5,133,962	—	6,792,792	207,160
Accounts payable and payables to contractors and equipment suppliers	1,232,442	—	—	1,232,442	37,586
Other payables	1,868,694	—	—	1,868,694	56,990
Short-term bank loans	1,151,040	—	—	1,151,040	35,103
Guarantee deposit	—	—	2,099	2,099	64

	5,911,006	5,133,962	2,099	11,047,067	336,903

b)	Fair values of financial instruments

The notional amounts of financial assets and financial liabilities are assumed to approximate their fair values.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

34.	Share-based payments

Stock option plan

The Group adopted three option plans in 2001, 2006 and 2011 which have 2,250,000, 1,750,000 and 1,000,000 shares available for issuance, respectively. The stock option plans provide that the directors, officers, employees and consultants of ChipMOS Bermuda and its affiliates may be granted options to purchase ordinary shares of ChipMOS Bermuda at specified exercise prices.

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the year:

	2014	2014	2015	2015
	Number of options	WAEP US$	Number of options	WAEP US$
Outstanding at January 1	1,565,023	10.01	1,300,416	12.57
Granted during the year	241,256	20.24	42,496	19.91
Forfeited during the year	(113,541)	11.89	(59,751)	16.33
Exercised during the year	(390,664)	7.29	(220,911)	8.15
Expired during the year	(1,658)	7.75	—	—

Outstanding at December 31	1,300,416	12.57	1,062,250	13.57

Exercisable at December 31	446,269	9.49	601,252	11.74

The weighted average share price at the date of exercise of these options exercised in 2015 was US$20.62 (2014: US$22.86).

The weighted average remaining contractual life for the share options outstanding as of December 31, 2015 was 3.62 years (2014: 4.34 years).

The weighted average fair value of options granted during 2015 was US$17.17 (2014: US$18.75).

The range of exercise prices for options outstanding at the end of 2015 was US$2.55~21.488 (2014: US$2.55~21.488).

The following tables list the inputs to the Black-Scholes Option Pricing Model used for the option plans for the years ended December 31, 2015 and 2014, respectively.

	2014	2015
Dividend yield	0~1.33%	0~1.33%
Expected volatility	96.31~213.94%	92.80~192.61%
Risk-free interest rate	0.3725~3.00%	0.3725~3.00%
Expected life	3.5~7 years	3.5~5.5 years

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

34.	Share-based payments (continued)

Share appreciation rights (“SARs”)

The Group adopted three SARs plans in 2006, 2008 and 2013 which have 500,000, 750,000 and 1,000,000 rights available for issuance, respectively. The SARs plans provide that the directors, officers and employees of ChipMOS Bermuda and its affiliates may be granted cash-settled share appreciation rights.

The carrying amount of the liability relating the SARs at December 31, 2015 was NT$135,145 thousand (US$4,122 thousand) (2014: NT$221,619 thousand).

The following table illustrates the number and WAEP of, and movements in, SARs during the year:

	2014	2014	2015	2015
	Number of rights	WAEP US$	Number of rights	WAEP US$
Outstanding at January 1	812,429	10.87	683,845	11.91
Granted during the year	36,010	20.24	124,510	19.27
Forfeited during the year	(24,841)	11.94	(36,290)	14.88
Exercised during the year	(138,489)	8.03	(180,358)	9.48
Expired during the year	(1,264)	7.35	(3,111)	2.55

Outstanding at December 31	683,845	11.91	588,596	14.07

Exercisable at December 31	164,218	9.57	206,833	10.69

The weighted average share price at the date of exercise of these SARs exercised in 2015 was US$21.6 (2014: US$22.82).

The weighted average remaining contractual life for the SARs outstanding as of December 31, 2015 was 3.76 years (2014: 4.13 years).

The weighted average fair value of SARs granted during 2015 was US$11.08 (2014: US$17.64).

The range of exercise prices for SARs outstanding at the end of 2015 was US$3.06~20.3405 (2014: US$2.55~20.3405).

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

34.	Share-based payments (continued)

Restricted Shares

On November 12, 2014, The Board of Directors of ChipMOS Taiwan approved 2014 Restricted Stock Award Agreement which has 17,300 thousand restricted shares available for issuance. The par value and granting price of the restricted shares were NT$10 and zero, respectively. The issuance of the restricted shares was approved by the Special General Meeting of the Shareholders of ChipMOS Taiwan on December 30, 2014 and approved by the Financial Supervisory Commission R.O.C. (Taiwan) on June 30, 2015.

On July 14, 2015, the Board of Directors of ChipMOS Taiwan approved to set July 21, 2015 as the Record Date of the issuance of 15,752 thousand restricted shares.

When the employees of ChipMOS Taiwan accomplished the following years of service and performance conditions, the received restricted shares will be vested based on the vesting ratio.

	The 1st year	The 2nd year	The 3rd year
Years of service following the receipt of restricted shares	Continuous service for one year	Continuous service for two years	Continuous service for three years
Grade of performance appraisal	>=B+	>=B+	>=B+
Compliance of terms agreed by the staff and ChipMOS Taiwan	No violation	No violation	No violation
Vesting ratio of numbers of restricted shares received	30%	30%	40%

During 2014 and 2015, the Group recognized NT$281,614 thousand and NT$207,242 thousand (US$6,320 thousand), respectively, compensation expenses in respect of the transactions of share-based payments.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

35.	Capital management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the balance between debt and equity.

The capital structure of the Group consists of debt, which includes bank loans of NT$7,683,395 thousand (US$234,320 thousand) (2014: NT$7,836,423 thousand) (Notes 22 and 24) less cash and cash equivalents of NT$12,127,350 thousand (US$369,849 thousand) (2014: NT$15,265,153 thousand) (Note 18), and equity attributable to equity holders of the Company, comprising issued capital of NT$31,954 thousand (US$974 thousand) (2014:NT$34,019 thousand) and all other equity reserves attributable to the equity holders of the Company of NT$12,896,876 thousand (US$393,318 thousand) (2014: NT$14,582,746 thousand) disclosed in the consolidated statements of changes in equity.

The Group reviews the capital structure on an ongoing basis. As part of this review, the directors consider the cost of capital and the risks associated with each class of capital. The Group will balance its overall capital structure through the payment of dividends, new share issues and the issue of new debt or the repayment of existing debt.

The Group’s overall strategy remains unchanged from 2014.

The Group monitors capital using the net debt-to-equity ratio, the percentages of which as of December 31, 2014 and 2015 were as follows:

	Note	December 31, 2014	December 31, 2015	December 31, 2015
		NT$000	NT$000	US$000
Bank loans	22, 24	7,836,423	7,683,395	234,320
Less: Cash and cash equivalents	18	(15,265,153)	(12,127,350)	(369,849)

Net debt		(7,428,730)	(4,443,955)	(135,529)

Equity attributable to the equity holders of the Company		14,616,765	12,928,830	394,292

Net debt-to-equity ratio		-50.82%	-34.37%	-34.37%

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

36.	Events after the reporting period

a)	On December 11, 2015, ChipMOS Taiwan’s Board has authorized and ChipMOS Taiwan has signed a share subscription agreement (the “Tsinghua Share Subscription Agreement”) to sell 299,252 thousand common shares to Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”) through a private placement (the “Private Placement”) at a price of NT$40.0 per share. ChipMOS Taiwan and Tsinghua Unigroup also executed the Strategic Alliance Agreement, designed to strengthen the long-term cooperation relationship between the two companies. Under the terms of the Strategic Alliance Agreement, Tsinghua Unigroup would assist ChipMOS Taiwan in expanding and strengthening the relationship between ChipMOS Taiwan and companies relating to the assembly and testing services of LCD drivers and wafer bumping services in the PRC.

On January 28, 2016, the proposed Private Placement was approved by the shareholders of ChipMOS Taiwan in a special general meeting.

On February 25, 2016, ChipMOS Taiwan and Tsinghua Unigroup executed the Subscriber Joinder Agreement, under which Tsinghua Unigroup assigned its obligations and liabilities under the Tsinghua Share Subscription Agreement to Tibet MaoYeChaungXin INVESTMENT CO., LIMITED (“Tibet MaoYe”), which will become a subsidiary controlled by Tsinghua Unigroup prior to the closing of the Private Placement. From the execution of the Subscriber Joinder Agreement, Tibet MaoYe became the “Subscriber” defined in the Tsinghua Share Subscription Agreement and assumed all the rights, benefits, liabilities and obligations incurred from the Share Subscription Agreement. On the same date, ChipMOS Taiwan and Tibet MaoYe executed a Share Subscription Agreement, of which the substantive content is consistent with the Tsinghua Share Subscription Agreement. The proposed Private Placement remains subject to the regulatory approval.

b)	On January 21, 2016, the Board of Directors of ChipMOS Bermuda and ChipMOS Taiwan approved the merger of ChipMOS Bermuda with and into ChipMOS Taiwan, with ChipMOS Taiwan becoming the surviving company.

1)	Under the agreement, ChipMOS Bermuda shareholders will receive US$3.71 in cash, without interest, and 0.9355 American Depository Shares (“ADS”) representing 18.71 shares of ChipMOS Taiwan (each ADS will represent 20 new common shares, par value of NT$10 each, to be issued by ChipMOS Taiwan) in exchange for each ChipMOS Bermuda common share of par value US$0.04 currently held.

2)	ChipMOS Taiwan’s Board of Directors has also approved the establishment of a new U.S. American Depositary Receipt program to facilitate the merger and to foster ongoing market liquidity of its shares. An application will be submitted for the listing of new ADSs on the NASDAQ, and the issuance of approximately 510,595 thousand common shares which will be represented by the new ADSs to be issued as part of the consideration for the merger with ChipMOS Bermuda.

3)	Under the Merger Agreement, ChipMOS Bermuda shall pay ChipMOS Taiwan, in certain circumstances, a termination fee of US$20 million if the Merger Agreement is terminated. Also under the Merger Agreement, ChipMOS Taiwan shall pay ChipMOS Bermuda, in certain circumstances, a termination fee of US$40 million if the Merger Agreement is terminated.

4)	Under the Merger Agreement, at the effective time of the Merger (the “Effective Time”), all of ChipMOS Bermuda’s outstanding share options and employee share appreciation rights, whether vested or unvested, granted under employee share option plans, will be converted into the right to receive an amount in cash, without interest thereon, based on the formula as prescribed in the Merger Agreement.

5)	The merger is currently expected to close in the third quarter of 2016, contingent on satisfaction of above approvals and other conditions, which were outlined in the Registration Statement on Form F-4 that ChipMOS Taiwan filed with the U.S. Securities and Exchange Commission.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

36.	Events after the reporting period (continued)

c)	At the special general meeting of shareholders of ChipMOS Taiwan held on January 28, 2016, the shareholders of ChipMOS Taiwan resolved to increase the authorized capital from NT$9,700 million (US$296 million) to NT$14,500 million (US$442 million).

d)	On February 4, 2016, the Board of Directors of ChipMOS Taiwan approved below proposals.

1)	Increase cash capital of ChipMOS BVI, its wholly-owned subsidiaries by US$45 million as a contribution from ChipMOS Taiwan.

2)	A share repurchase program to repurchase up to 15 million ChipMOS Taiwan shares at a price no more than NT$40 per share during the period from February 5, 2016 to April 4, 2016. As of April 1, all 15 million ChipMOS Taiwan shares were repurchased with a total consideration of NT$511 million (US$16 million).

37.	Approval of the financial statements

These financial statements were approved and authorized for issue by the Board of Directors on April 18, 2016.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

38.	Financial Statements Schedule: Valuation and Qualifying Accounts

	Balance at beginning of year	Additions charged to expense	Deduction / Write-offs	Exchange difference on translations of foreign financial statement	Balance at end of year
	NT$000	NT$000	NT$000	NT$000	NT$000
Year of 2013:
Allowance for impairment of plant, property and equipment	2,176,385	671	(82,588)	89,442	2,183,910
Allowance for impairment of obsolescence and decline in Market value of inventories	57,860	29,532	(261)	556	87,687
Year of 2014:
Allowance for impairment of plant, property and equipment	2,183,910	0	(35,694)	68,518	2,216,734
Allowance for impairment of obsolescence and decline in Market value of inventories	87,687	459	(5,783)	218	82,581
Year of 2015:
Allowance for impairment of plant, property and equipment	2,216,734	1,478	(89,709)	(31,774)	2,096,729
Allowance for impairment of obsolescence and decline in Market value of inventories	82,581	12,717	(151)	(111)	95,036